Form 20-F
period 2014-09-30
WESTPAC BANKING CORP
filed 2014-11-12
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Floating Rate Notes due 2013, 4.20% Notes due February 27, 2015, 3.00% Notes due August 4, 2015, 1.125% Notes due September 2015, Floating Rate Notes due September 2015, 3.0% Notes due December 9, 2015, 0.95% Notes due January 12, 2016, 1.050% Notes due November 25, 2016, Floating Rate Notes due November 25, 2016, 1.20% Notes due May 19, 2017, Floating Rate Notes due May 19, 2017, 2.0% Notes due August 2017, 1.60% Notes due January 12, 2018, 4.625% Subordinated Notes due 2018, 2.25% Notes due July 30, 2018, Floating Rate Notes due July 30, 2018, 2.25% Notes due January 17, 2019, Floating Rate Notes due January 17, 2019, 4.875% Notes due November 19, 2019 and notes issued under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Yes ☐     No ☒

Westpac Group

2014 Annual Report

US Form 20-F

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Westpac’s approach to sustainability	9
Five year non-financial summary	12
Outlook	14
Significant developments	15
Corporate governance	22
Directors’ report	41
Remuneration report	53
Section 2	81
Five year summary	82
Reading this report	83
Review of Group operations	85
Income statement review	87
Balance sheet review	95
Capital resources	99
Commitments	101
Divisional performance	102
Australian Financial Services	105
Westpac Retail & Business Banking	105
St.George Banking Group	106
BT Financial Group (Australia)	108
Westpac Institutional Bank	110
Westpac New Zealand	111
Other divisions	113
Risk and risk management	117
Risk factors	117
Risk management	123
Credit risk	123
Liquidity risk	125

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

Market risk	126
Operational and compliance risk	127
Other risks	127
Other Westpac business information	130
Section 3	133
Financial statements	134
Notes to the financial statements	139
Statutory statements	293
Section 4	299
Shareholding information	300
Additional information	311
Information for shareholders	316
Glossary of abbreviations and defined terms	318

2014 Westpac Group Annual Report	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	82, 87, 95–97, 314
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	117–122
Item 4.	Information on Westpac
	History and development of Westpac	6, 14–21
	Business overview	6–9, 14–21
	Organisational structure	7–8, 281–284
	Property, plants and equipment	130
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	85–100, 102–116
	Liquidity and capital resources	99–101, 125, 127–129
	Research and development, patents and licences etc.	Not applicable
	Trend information	87–99, 102–116
	Off-balance sheet arrangements	129
	Tabular disclosure of contractual obligations	101
	Safe harbor	83
Item 6.	Directors, senior management and employees
	Directors and senior management	41–47, 48–50
	Compensation	53–77, 288–290
	Board practices	24–38, 41–44
	Employees	130
	Share ownership	48–50, 288–290, 300
Item 7.	Major shareholders and related party transactions
	Major shareholders	300–304
	Related party transactions	130–131, 288–290
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	133–298
	Significant changes	15–20, 292
Item 9.	The offer and listing
	Offer and listing details	305
	Plan of distribution	Not applicable
	Markets	316–317
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2014 Westpac Group Annual Report

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	311–313
	Material contracts	273–274
	Exchange controls	307–308
	Taxation	308–310
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	313
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	126, 240–244, 262
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	306

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	129, 294, 297–298
Item 16A.	Audit committee financial expert	32
Item 16B.	Code of ethics	28–30
Item 16C.	Principal accountant fees and services	32, 272
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	100–101, 191–192
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	22
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	133–292
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2014, 2013 and 2012		134
Consolidated balance sheets as at 30 September 2014 and 2013		136
Consolidated statements of comprehensive income for the years ended 30 September 2014, 2013 and 2012		135
Consolidated statements of cash flows for the years ended 30 September 2014, 2013 and 2012		138
Notes to the financial statements		139–292
Management’s report on the internal control over financial reporting		294
Report of independent registered public accounting firm		295–298

2014 Westpac Group Annual Report	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	95, 202–204
Analysis of net interest earnings	88-89, 202–204
Volume and rate movement	88, 202–204
Part II Investment portfolio
Book value of investments	165
Maturity profile	166, 237–240
Book value and market value > 10% of shareholders	165
Part III Loan portfolio
Types of loans	167, 168
Maturities and sensitivities of loans to changes in interest rates	169
Risk elements
Non-accrual, past due and restructured loans	98, 99, 225–229
Potential problem loans	98, 99
Foreign outstandings	124
Loan concentrations	123
Other interest bearing assets	164–166, 221
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	170–173
Allocation of the allowance for loan losses	170–173
Part V Deposits	181, 182
Part VI Return on equity and assets	82, 96
Part VII Short-term borrowings	184, 185

4	2014 Westpac Group Annual Report

Information on Westpac

Corporate governance

Directors’ report

Remuneration report

Information on Westpac

Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including consumer1, business and institutional banking and wealth management services.

We have branches, affiliates and controlled entities2 throughout Australia, New Zealand and the Pacific region, and maintain branches and offices in some of the key financial centres around the world3.

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

As at 30 September 2014, our market capitalisation was $100 billion4 and we had total assets of $771 billion.

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

1            A consumer is defined as a person that uses our products and services, it does not include business entities.

2            Refer to Note 39 to the financial statements for a list of our controlled entities as at 30 September 2014.

3            Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

4            Based on the closing share price of our ordinary shares on the ASX as at 30 September 2014.

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

As part of our customer-centric strategy, in 2014 we embarked on a service revolution for our customers. This program is a substantial step-up in our strategy seeking to: provide a truly personal service for customers while better anticipating their needs; putting customers in control of their finances; and innovating and simplifying to reinvent the customer experience.

We also recognise that digitisation is occurring at an accelerated pace and customer behaviours are changing. The service revolution responds to these trends with the support of digital technologies. This includes new services that make banking available 24/7 such as smart ATMs and our new digital platform in Westpac RBB. It extends to new banking apps that provide greater flexibility for customers to choose how to manage their finances, and it includes using digitisation to simplify our processes to provide a better customer experience.

Sustainability is part of our strategy where we seek to anticipate and shape the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. Our approach seeks to make sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

Supporting our customer focused strategy is a strong set of company-wide values, which are embedded in our culture. These are:

▪          delighting customers;

▪         one team;

▪          integrity;

▪          courage; and

▪          achievement.

6	2014 Westpac Group Annual Report

Information on Westpac

Strategic priorities

To meet the challenges of the current environment and deliver on our strategy, we have a set of strategic priorities that are reviewed and refreshed each year. We will continue to manage these priorities in a balanced way with an appropriate mix of strength, growth, return and productivity. Our strategic priorities are:

a) A strong company

▪          maintain strong levels of capital, to meet the needs of all our stakeholders and regulators;

▪          continue to enhance our funding and liquidity position, including ensuring a diversity of funding pools and optimising the composition of customer deposits. This includes preparation for new liquidity coverage ratio requirements from 1 January 2015; and

▪          maintain a high quality portfolio of assets, coupled with strong provisioning.

b) Grow in a targeted way

▪          target investment in our wealth businesses, including continuing the development of a new funds platform;

▪          deepen the capabilities of our Asian presence; and

▪          expand and develop our business banking capability to better meet customer needs.

c) Continue building deeper customer relationships

▪          through our customer service revolution put customers at the centre of everything we do with a focus on meeting their total financial needs, throughout their lives;

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

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands serving around 12.8 million customers1.

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. AFS also includes the product and risk responsibilities for Australian Banking. It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group (Australia) (BTFG), as follows:

▪          Westpac RBB is responsible for sales and service to consumer, small-to-medium enterprise (SME), commercial and agribusiness customers (with turnover of up to $100 million) in Australia under the Westpac brand. Activities are conducted through Westpac RBB’s network of branches, third party distributors, call centres, automatic teller machines (ATMs), EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, financial markets, property finance and wealth specialists;

▪          St.George is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. RAMS is a financial services group specialising in mortgages and online deposits. Activities are conducted through St.George’s network of branches, third-party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, automotive and equipment finance, financial markets, property finance and wealth specialists; and

▪          BTFG is Westpac’s Australian wealth division. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms including BT Wrap and Asgard, private banking, financial planning as well as equity capability and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (60.76% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), BT Select, Licensee Select, Securitor and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

1            All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2014.

2014 Westpac Group Annual Report	7

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand, this includes a growing customer base in Asia. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, United States and United Kingdom.

Westpac New Zealand is responsible for the sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand:

▪          Westpac New Zealand Limited, which is incorporated in New Zealand; and

▪          Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia. The division operates via an extensive network of branches and ATMs across both the North and South Islands.

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

8	2014 Westpac Group Annual Report

Information on Westpac

Westpac’s approach to sustainability

Across the Westpac Group, we believe in establishing a sustainable future for our operations and our stakeholders. This view is embedded in our strategy, values, culture and processes.

In practice, this means we seek to focus on anticipating and responding to the most pressing emerging issues that we believe will have a material impact on our customers, employees, suppliers, shareholders and the communities in which we operate, where we have the skills and experience to make a meaningful difference.

Guiding our approach

The Board has responsibility for considering the social, ethical and environmental impact of the Westpac Group’s activities, setting standards and monitoring compliance with Westpac’s sustainability policies and practices.

Our sustainability strategy is based upon the use of the widely accepted global standard for Corporate Responsibility and Sustainable Development, the AA1000 AccountAbility Principles Standard (2008).

Our sustainability principles

In line with AA1000, we have adopted the standard’s three key principles:

▪          involving all stakeholders in developing our strategy – Inclusivity;

▪          evaluating all issues identified to determine the impact they may have on our stakeholders and our operations – Sustainability materiality; and

▪          ensuring our decisions, actions and performance, as well as our communication with stakeholders, are responsive to the issues identified – Responsiveness.

Inclusivity

Our approach to inclusivity during 2014 has included:

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

Sustainability materiality

As part of our annual materiality review we identify, prioritise and define issues according to their impact on our stakeholders and our business. These issues are reviewed externally and internally and are assessed by Ernst & Young as part of their assurance. Material issues identified in 2014 include:

▪          the need to respond to the rapid changes in the demographics of our society;

▪          the effect of digitisation on the way customers and businesses interact and do business;

▪          new regulatory requirements which are shaping the financial services industry; and

▪          the importance of understanding and managing environmental, social and corporate governance risks within our lending and investment portfolios.

Responsiveness

The issues identified during our materiality review directly inform the development of our responses, objectives and performance measures.

Updated five-year strategy

In addition to the sustainable business practices embedded in our day to day activities (such as sustainable lending practices, community investment and evolving the way we interact with and service our customers), we continue to track our progress against the sustainability strategy, which guides our efforts for 2013–2017.

As part of the strategy, we have set 10 measurable objectives in three priority areas, which are to:

▪          help improve the way people work and live, as our society changes;

▪          help find solutions to environmental challenges; and

▪          help our customers to have a better relationship with money, for a better life.

During 2014 we have updated our sustainability strategy, reflecting stakeholder feedback, to include:

▪          a target for recruitment of Indigenous Australians, in line with our Reconciliation Action Plan, which was also relaunched this year; and

▪          new metrics for measuring access to financial services in the Pacific, in line with our Everywhere Banking Strategy.

2014 Westpac Group Annual Report	9

Performance against sustainability objectives1

Priority	Objectives	Full year 2014 achievements

Help improve the way people work and live as our society changes	Ensure our workforce is representative of the community.

▪         Increased women in leadership[2] to 44%, in line with target and up from 42% in 2013.

▪         Increased participation of mature aged workers (50+ years) to 20.9%, up from 20.5% in 2013 and in line with target, supported by an employee program called Prime of Life.

▪         Launched the Group’s third Reconciliation Action Plan (2015-17), with almost 50 commitments to support Indigenous Australian customers, communities and employees.

Extend length and quality of working lives.

▪         Mean employee retirement age increased to 61.6 years, up from 60.6 years in 2013, in line with target.

▪         Introduced a new employee action group, FLEX, and rolled out a flexibility toolkit, capability training and facilitator guide, with the aim of embedding flexible working arrangements. 2,000 employees participated in training on flexibility and unconscious bias.

Anticipate the future product and service needs of ageing and culturally diverse customers.

▪         Refreshed the Group’s multilingual, country-specific websites, created new digital banking forms for people relocating to Australia to open accounts prior to arrival and established an online relocation advice hub.

▪         Established a dedicated team to support Indigenous customers.

▪         Established a dedicated team to support prime of life customers with Self Managed Super Funds (SMSFs).

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges.	▪ Partnered with the World Bank to bring the first green bond to the Australian market. ▪ Introduced energy efficient equipment finance to AFS customers.

Increase lending and investment in CleanTech and environmental services.

▪         $8.0 billion lent to the CleanTech and environmental services sector significantly exceeding our commitment to make available up to $6 billion by 2017.

▪         59% of total energy financing is directed to renewable energy generation (including hydro, wind and solar).

Reduce our environmental footprint.

▪         Maintained carbon neutrality.

▪         Achieved our power use effectiveness and energy efficiency targets of 1.7PUE and 198kWh/m2 respectively.

▪         Recycling rates in Sydney head offices improved, but fell 5% short of target.

▪         Reached office paper reduction target three years ahead of schedule.

Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement.	▪ Completed development of our proprietary and market leading online wealth acumen curriculum. ▪ Steps being taken to increase proportion of AFS employees completing wealth acumen curriculum.

Help our customers meet their financial goals in retirement.

▪         Increased the proportion of Westpac Group customers with Westpac Group Superannuation to 8.1%[3], up from 7.4% in 2013.

▪         Launched Self Managed Super Connect, a specialist sales and service centre to assist customers with their SMSFs.

1               All results as at 30 September except environmental footprint which is at 30 June.

2               Women in leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

3               Data based on Roy Morgan Research, respondents aged 14+ and 12 months to September 2014. Super penetration is defined as the proportion of Australians who have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with the Westpac Group and also have Superannuation (incl. Pensions and Annuities) with the Westpac Group. Westpac Group includes Bank of Melbourne, BT, Challenge Bank, RAMS, Rothschild, Westpac, Advance Bank, Asgard, BankSA, Dragondirect, Sealcorp and St.George.

10	2014 Westpac Group Annual Report

Information on Westpac

Priority	Objectives	Full year 2014 achievements

Increase access to financial services in the Pacific.

▪         Opened 77,868 basic accounts across the Pacific, a 53% increase over the year.

▪         Increased in-store banking facilities by 47% to 264, and more than doubled the volume of customer transactions to around 380,000.

▪         Launched a new mobile banking platform in the Solomon Islands and Papua New Guinea.

▪         23,756 people participated in our free financial education workshops, up from 20,575 last year.

Help people gain access to social and affordable housing and services.

▪         $0.82 billion lent to the social and affordable housing sector at 30 September 2014, up from $0.65 billion at 30 September 2013.

▪         Announced the Group’s largest single community housing finance transaction for construction of 275 new affordable houses.

2014 Westpac Group Annual Report	11

Five year non-financial summary

Non-financial information as at 30 September unless indicated otherwise[1]	2014	2013	2012	2011	2010
Customer
Total customers (millions)[2]	12.8	12.2	11.8	11.5	11.3
Total online customers – active registrations (millions)[3]	4.7	4.2	4.0	3.7	3.4
Number of points of bank representation	1,534	1,544	1,538	1,532	1,517
Number of ATMs	3,890	3,814	3,639	3,544	3,625
Percentage of Talking ATMs (%)[4]	95	93	91	88
Net Promoter Score[5] – Westpac Australia – affluent[6]	(10)	(9)	(18)	(17)	(24)
Net Promoter Score[7] – Westpac Australia – commercial[8]	7	(1)	(4)	3	(7)
Net Promoter Score[7] – Westpac Australia – SME[9]	(2)	(5)	(17)	(10)	(21)
Net Promoter Score[5] – St.George consumer[10]	8	4	-	(2)	(4)
Net Promoter Score[7] – St.George business[11]	4	(6)	1	(5)	3
Social Sector Banking Footings ($m)[12]	13,726	12,819	11,490	8,210	7,101
Responsible Investment Funds Under Management ($m)[13]	1,693	1,376	981	644	891

Employees
Total core full time equivalent staff (number at financial year end)[14]	33,586	33,045	33,418	33,898	35,055
Employee Engagement (%)[15]	n/a	87	84	81	80
Employee Voluntary Attrition (%)[16]	9.8	9.8	9.9	11.5	11.8
New Starter Retention (%)[17]	88.0	86.7	84.8	83.8
High Performer Retention (%)[18]	95.8	95.7	95.9	95.3	94.3
Lost Time Injury Frequency Rate (LTIFR)[19]	1.1	1.5	1.9	2.5	2.6
Women as a percentage of the total workforce (%)	59	60	61	61	61
Women in Leadership (%)[20]	44	42	40	38	35

Environment
Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e)[21]	175,855	180,862	183,937	184,124	189,425
Total Scope 3 emissions – Aust and NZ (tonnes CO2-e)[22]	73,871	85,013	91,855	57,163	70,457
Office paper – Aust and NZ (tonnes)[23]	1,415	1,523	1,579
Proportion of infrastructure and utilities financing in renewables and hydro – Aust and NZ (%)[24]	59	55	52	45	52
Finance assessed under the Equator Principles – Group ($m)[25]	851	268	1,140	383	364

Social
Community investment – Group ($m)[26]	217	131	133	155	116
Community investment as a percentage of pre-tax profits – Group (%)	2.02	1.33	1.50	1.82	1.44
Community investment as a percentage of pre-tax operating profit (cash earnings basis) – Group (%)	1.99	1.28	1.41	1.72	1.37
Financial education – Group (participants)[27]	49,812	32,577	36,182	42,109

Supply chain
Total supply chain spend – Aust ($bn)[28]	5.37	4.88	4.22	4.61	4.39
Percentage of top 80 suppliers screened for sustainabililty – Aust (%)[29]	100	98	94	92	86
All self assessed suppliers as percentage of total supply chain spend[30]	73	73	76	75	69

1          Dark grey shading indicates information was not collected in the relevant year.

2          All customers with an active relationship (excludes channel only and potential relationships).

3          Refers to the number of customers registered for online banking and that have signed in online within the last 90 days as at 30 September.

4          ATMs with an additional functionality to allow users to plug in an earpiece for oral instruction to provide additional assistance for visually impaired users.

5          Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld. For retail banking, using a scale of 1 to 10 (1 means ‘very unlikely’ and 10 means ‘very likely’), the 1-6 raters (detractors) are deducted from the 9-10 raters (promoters).

12	2014 Westpac Group Annual Report

Information on Westpac

6            Source: Roy Morgan Research, September 2010-2014, six month moving average (6MMA). Main Financial Institution (as defined by the customer). Affluent segment includes Banking and Finance (excl. Work Based Superannuation) customers aged 25 or over with a Household Income above $100,000 or customers aged 60 or over with Household Income above $50,000 and/or customers with financial footings above $400,000 (anywhere or at institution).

7      Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for business banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

For business banking, using a scale of 0 to 10 (0 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters).

8      Source: DBM Consultants Business Financial Services Monitor, September 2010-2014, 6MMA. MFI customers, Commercial businesses. Commercial businesses are those organisations with annual turnover over $5 million and under $100 million (excluding Agricultural business).

9      Source: DBM Consultants Business Financial Services Monitor, September 2010-2014, 6MMA. MFI customers, SME businesses. SME businesses are those organisations with annual turnover under $5 million (excluding Agricultural business).

10     Source: Roy Morgan Research, September 2010-2014, 6MMA. Main Financial Institution (MFI) as defined by the customer. Consumers aged 14 or over.

11     Source: DBM Consultants Business Financial Services Monitor, September 2010-2014, 6MMA. MFI customers, all businesses.

12     Data refers to the total of assets (loans), liabilities (deposits) and funds under management (FUM) of the Westpac RBB business unit dedicated to social sector customers. Social sector customers are categorised according to specific criteria, including organisation structure, account types held, key words and special condition groups.

13     Refers to FUM which are managed using sustainable and/or ethical investment processes.

14     Total core (permanent) full time equivalent staff (number at financial year end), excludes Implied FTE (overtime, temporary and contract).

15     Employee engagement survey was not conducted in for the year ended 30 September 2014.

16     Employee Voluntary Attrition refers to the total voluntary separation of permanent employees over the 12 month average total permanent headcount for the period (includes full time, part time and maximum term employees). Excludes Westpac Pacific.

17     Voluntary New Starter retention over the 12 month rolling New Starter headcount for the period (includes full time and part time permanent employees). Excludes Westpac Pacific.

18    Voluntary High Performer Retention over the 12 month rolling High Performer headcount for the period (includes full time, part time permanent and maximum term employees). Excludes Westpac Pacific.

19     Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Excludes Westpac Pacific.

20     Women in Leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

21     Scope 1 greenhouse emissions are the release of greenhouse gases into the atmosphere as a direct result of Westpac’s Australian and New Zealand banking operations. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from Westpac’s Australian and New Zealand banking operations. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007. New Zealand data is prepared in accordance with the Guidance for Voluntary Corporate Greenhouse Gas Reporting published by the New Zealand Ministry for the Environment. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

22     Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

23     Total copy paper purchased (in tonnes) by the Westpac Group as reported by its suppliers.

24     Refers to total committed exposures, as per Westpac exposure measurement and as included in APRA reported exposure.

25     The Equator Principles are a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

26     This amount includes monetary contributions, time contributions, management costs and in-kind contributions comprising of gifts and foregone fee revenue. Also includes Westpac’s $100 million contribution to the Westpac Bicentennial Foundation.

27     Refers to the number of attendees (staff, customers and general public) at financial education and who access online courses offered by the Westpac Group. Excludes keynote presentations offered by the Davidson Institute.

28     Refers to the total Australian dollars ($bn) with external suppliers.

29     Refers to the total number of top suppliers that have provided a self-assessment against the Sustainable Supply Chain Management (SSCM) Code of Conduct and/or SSCM Questionnaire in the reporting period. Also includes suppliers who will be or are engaged in completing the SSCM Assessment (based on our new online tool that we are phasing in with new suppliers). Top suppliers defined as top 150 in 2010–2012, top 80 in 2013–2014.

30     Refers to suppliers in our top 700 by spend.

2014 Westpac Group Annual Report	13

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

In Australia, we have seen competition for deposits continue to be driven in part by clearer global regulatory requirements for liquidity management and balance sheet composition. Banks and other financial institutions also seek to achieve a higher proportion of deposit funding as credit rating agencies and debt investors look for strong balance sheet positions in their assessment of quality institutions.

Competition for lending is also expected to remain high, with slower credit growth compared to the significant credit expansion Australia experienced over the majority of the last two decades. Businesses and consumers are cautious about the global outlook and continue to reduce debt. In mortgages, the desire of market participants to maintain or expand their market share using price has seen strong competition over the last year. This is expected to continue. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

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

Outlook1

Australian economic conditions gradually improved over 2014 with steady growth in private consumption, a pick-up in housing activity and a rise in resource exports offsetting the mining-led reduction in business investment. GDP growth lifted from 2.6% in December quarter 2013 to 3.1% in June quarter 2014 and is expected to remain at this pace through to the end of 2014. In 2015, we expect a further lifting in GDP growth to 3.2%.

The international environment remains challenging with an 8% decline in Australia’s terms of trade over the past year, associated with a slowdown in China, which in turn affected national income. Looking ahead, we expect world growth to strengthen in 2015 to 3.7% from 2.9% this year as the major developed economies see some modest firming in growth and activity, and as China stabilises.

Domestically, we anticipate that the mining investment reduction will likely continue in 2015 but expect an offset from a lift in consumer spending and non-mining business investment, along with a continued rise in resource exports.

While consumers generally remain cautious, their balance sheets are strengthening with good growth in deposits and investments along with improving house prices. This is expected to translate to higher growth in the year ahead. Housing has already shown a clear response to record low interest rates with new dwelling investment showing its strongest growth since 2002. We expect building activity will remain at high levels in coming quarters, before moderating a little over 2015.

There are also improving prospects for a modest rise in non-mining business investment, particularly in the services sector in response to stronger household demand. Together, these trends suggest a modest but sustained increase in business activity in the year ahead.

Offsetting these improvements, we anticipate that the economy will continue to encounter some headwinds to growth. In addition to the ongoing mining investment downturn, lower public spending is also expected to be a restraint with governments at all levels focused on budget repair.

Near term, we expect the mix of controlled inflation, modest employment growth and below trend GDP growth to see the Reserve Bank maintain its current accommodative stance of monetary policy, holding the cash rate at 2.5%. However, as international conditions improve and domestic demand shows signs of firming, we expect the RBA to begin a gradual tightening of monetary policy in the second half of 2015.

1   All data and opinions under ‘Outlook’ are generated by our internal economists and management.

14	2014 Westpac Group Annual Report

Information on Westpac

Price pressures are likely to remain benign with core CPI inflation easing back towards 2.5% in 2015 and wages growth subdued. Labour markets remain soft and we only expect to see a gradual improvement with the unemployment rate rising marginally to 6.2% in early 2015 and only declining slightly by the end of the year.

For the financial services sector, we expect demand for credit to rise modestly with credit growth lifting to around 7% in 2015, up from closer to 6% in 2014. Housing credit is likely to remain solid, while business credit growth is likely to continue rising off its relatively modest base. Growth in funds management is expected to be a little stronger as the population continues to direct more savings to superannuation and prepare for retirement.

The use of digital channels by customers to conduct their banking continued to rise over the year with the use of mobile channels accelerating quickly. These trends are expected to have a significant impact on financial services companies and we will need to continue adjusting our business model to meet these changing customer needs.

For Westpac, we have responded to changes in the operating environment and this has been reflected in our performance and in the execution of our customer centric strategy which has seen an improvement in customer satisfaction. In the year ahead we will continue to focus on our strategic priorities including:

▪         remaining strong in our capital, funding and liquidity positions. This includes meeting the new Liquidity Coverage Ratio (LCR) requirements from 1 January 2015 and being well prepared to respond to further regulatory change;

▪         further improving productivity through our simplification program that aims to materially reduce the complexity of our products and processes for customers;

▪         continuing to enhance our customer focus, seeking to step-up how we support and serve customers. This includes further expanding our digital services and continuing to transform our branch network from transaction centres to service and support hubs;

▪         increasing growth through further investment in wealth platforms, Bank of Melbourne and our expansion in Asia. We will also increase our focus on those sectors and segments of the economy likely to experience higher growth;

▪         further building our one team culture focusing on delivering the best outcome for customers; and

▪         ensuring we actively manage our business, and support customers for societal change and for changes in the environment. This includes improving the way we manage demographic change, the aging population, assisting customers manage to a more carbon constrained economy and lending to and investing in CleanTech and environmental services.

A key issue for the Australian banking sector over the coming year will be continued regulatory change both domestically and globally, including from the Financial System Inquiry. Given the strength of our business and balance sheet, in both absolute terms and relative to peers, we believe we are well placed to respond to any additional regulatory change.

Looking ahead, with our strong positioning, improved growth profile and solid operating performance across all divisions, combined with strong progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sustainable outcomes to shareholders.

Significant developments

Corporate significant developments

Inquiry into Australia’s Financial System

On 20 November 2013, the Federal Government formally announced the appointment of Mr David Murray AO to head an inquiry into Australia’s financial system (Inquiry).

The Inquiry’s terms of reference, announced on 20 December 2013, charge the Inquiry with examining how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth. Recommendations will be aimed at fostering an efficient, competitive and flexible financial system, consistent with financial stability, prudence, public confidence and capacity to meet the needs of users.

Following lodgement of initial submissions in March 2014, the Inquiry released its Interim Report on 15 July 2014. This Interim Report invited further comments and consisted of observations, potential policy options and requests for further information.

Westpac lodged its initial submission on 31 March 2014 and its response to the Inquiry’s Interim Report on 26 August 2014.

The Inquiry is expected to release its final report to the Treasurer in November 2014, following which the Government may further consult with industry in considering the Inquiry’s recommendations. Until the Government officially responds to the Inquiry’s recommendations, the final impact of this Inquiry is difficult to predict.

Acquisition of select Australian businesses of Lloyds Banking Group

On 11 October 2013 Westpac announced it had entered into an agreement to acquire selected assets of Lloyds Banking Group’s Australian asset finance business, Capital Finance Australia Limited (CFAL), and its corporate loan portfolio, BOS International (Australia) Ltd (BOSI).

The transaction was completed on 31 December 2013, adding $7.9 billion in motor vehicle finance, equipment finance and corporate loans to Westpac’s lending and $8.5 billion in risk weighted assets. The acquisition cost was $1.45 billion and was funded from internal resources.

2014 Westpac Group Annual Report	15

Buy-back and cancellation of Westpac Stapled Preferred Securities II (Westpac SPS II)

On 18 June 2014, approximately $529 million of Westpac SPS II were bought back on-market by Westpac and subsequently cancelled. All remaining Westpac SPS II were transferred to a nominated party on 30 September 2014 and subsequently bought back off-market by Westpac and cancelled.

Issue of Westpac Capital Notes 2

On 23 June 2014, Westpac issued approximately $1.31 billion of securities known as Westpac Capital Notes 2, which qualify as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Litigation

▪         Exception fees – Westpac has been served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced in December 2011 by certain named customers of the Westpac brand; the second was commenced in February 2012 by certain named customers of the St.George Bank and BankSA brands; the third was commenced in August 2014 on behalf of all other customers of Westpac Banking Group. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least December 2014, pending further developments in the litigation against one of those other banks.

▪         Bell litigation – Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.

On 17 September 2013 the parties announced that the matter was settled. Prior to the settlement, Westpac was entitled to file a claim as an unsecured creditor in the liquidation of the Bell companies and stood to recover part of the funds available for distribution to creditors. As part of the settlement, Westpac has agreed to release its claim for the distribution. The terms of the settlement remain confidential. The settlement was subject to various approvals being obtained in local and overseas jurisdictions. Such approvals have been obtained. Settlement has completed and Westpac’s liabilities to the Bell companies have been satisfied in full.

Westpac Bicentennial Foundation

On 2 April 2014, Westpac announced the launch of the Westpac Bicentennial Foundation. The charitable Foundation will have an exclusive focus on the education and advancement of Australians. A one-off contribution of $100 million is designed to fund 100 scholarships every year in perpetuity to Australians who have the potential to shape Australia’s future. The program commenced in 2014 so that the earnings from the fund will see the initial scholarships fully operational by the Group’s 200th anniversary in 2017.

Changes to accounting standards

In a continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures, the impairment and valuation of financial assets, consolidation and lease accounting. New accounting standards dealing with consolidation and the measurement of fair value applied to the Group from 1 October 2013. These new standards did not have a material impact on the Group’s financial position or performance. The Group expects that there will be a number of new standards issued in coming years that will require further changes to the Group’s current accounting approaches.

Regulatory significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the Basel Committee on Banking Supervision (BCBS) include:

Liquidity

The Australian Prudential Regulation Authority (APRA) released a final liquidity standard (APS 210) in December 2013. Under APS 210 Westpac will need to meet the requirement of a minimum Liquidity Coverage Ratio (LCR) of 100% when it comes into effect from 1 January 2015.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario. Given the limited amount of government debt in Australia, the Reserve Bank of Australia (RBA) jointly with APRA, will make available to Australian institutions a Committed Liquidity Facility (CLF) that, subject to satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement. In order to have access to the CLF, Australian banks are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved CLF from 1 January 2015. On 30 September 2014, APRA approved Westpac’s access to the CLF for the 2015 calendar year for $66 billion.

The BCBS endorsed the final details of the Net Stable Funding Ratio (NSFR) at its meeting in September 2014, and a final standard was released on 31 October 2014. APRA are yet to release its prudential standard on NSFR applicable to Australian banks. The NSFR requirement, designed to encourage longer-term funding resilience, has been excluded from APS 210 however APRA has previously indicated an intention to implement this measure from 1 January 2018.

16	2014 Westpac Group Annual Report

Information on Westpac

Global Systemically Important Financial Institutions (G-SIFIs)

In July 2013, the BCBS published an updated methodology for determining Global Systemically Important Banks (G-SIBs). Each year in November the Financial Stability Board (FSB) publishes the list of identified G-SIBs and specifies the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB. However the BCBS has issued a framework for extending the SIFIs requirements to domestic systemically important banks (D-SIBs).

Capital

In 2010, the BCBS outlined the revised capital framework for banks globally as follows:

▪         an increase in the minimum common equity requirement from 2.0% to 4.5%;

▪         an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

▪         a capital conservation buffer at 2.5%, to be met with common equity; and

▪         a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital.

APRA’s adoption of the framework has required Australian Authorised Deposit-taking Institutions (ADIs) such as Westpac to meet the new minimum capital requirements from 1 January 2013 and the capital conservation buffer in full from its introduction date of 1 January 2016. In December 2013 APRA released its approach for implementing a D-SIB framework in Australia. Westpac is one of four Australian banks which APRA has identified as a D-SIB. APRA has proposed that each D-SIB, including Westpac, will have to meet a higher loss absorbency requirement of 1% to be met by common equity. The 1% requirement will be added to the capital conservation buffer effectively increasing the buffer from 2.5% to 3.5%. The countercyclical buffer is not currently required.

Westpac’s current capital levels are already above the regulatory requirement that will apply from 1 January 2016 (including the expanded capital conservation buffer).

Increased loss absorbency

In September 2014, the FSB stated that it would table proposals at the G20 Leaders’ Summit in Brisbane in November 2014 for enhancing the Total Loss Absorbing Capacity (TLAC) for G-SIBs to operate alongside the Basel III capital requirements. These proposals form part of the G20’s initiatives aimed at ‘Ending too-big-to-fail’ and ensuring that the resolution of a failing G-SIFI can be carried out without causing systemic disruption or resorting to taxpayer support. Should the TLAC proposals be endorsed by the G20 they will be subject to industry consultation throughout 2015. The FSB has stated that the TLAC requirement would not be introduced before 2019 and it is not known at this stage whether there is any intention to extend the requirement beyond G-SIBs.

Other Basel Accord Reforms

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. The proposed timetable for the leverage ratio provides for testing and recalibration of the framework to occur until 2017, with public disclosure to commence from January 2015 and migration of the final standard to a Pillar 1 requirement from January 2018.

The BCBS is also currently conducting analysis on risk-weighted assets, which forms the denominator of the capital ratios. The BCBS has indicated that this work is intended to examine the consistency in the determination of risk-weighted assets within and across jurisdictions and which will ultimately allow the BCBS to develop potential policy options.

Each of these measures is in different stages of development and, following release of the respective regulations by the BCBS, APRA will consult on and develop the regulations to apply in Australia.

Recovery and resolution planning

A further component of the G20’s ‘Ending too-big-to-fail’ reforms is a requirement for a Recovery and Resolution Plan for any firm deemed by its home authority to have systemic importance to the domestic economy. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, including Westpac, with final plans delivered to APRA in mid-2012. APRA has advised Westpac of its expectation that the Recovery Plan be maintained and Westpac reviews and updates its Recovery Plan where required.

In the US, Westpac is also required to satisfy the resolution plan requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). In December 2013, Westpac submitted a resolution plan in relation to our US operations to US bank regulatory authorities. This plan is maintained and updated as required, including in response to feedback from bank regulatory authorities.

OECD Common Reporting Standard

The Organisation for Economic Cooperation and Development (OECD) has developed Common Reporting Standard (CRS) rules for the automatic exchange of financial account information amongst OECD member states.

CRS will require the Westpac Group to identify the tax residency of all customers and to report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions in which the CRS rules operate.

It is currently intended that Australian financial institutions can voluntarily implement the rules from 1 January 2017, but will have to be compliant from 1 January 2018. The rules could impose additional costs and operational burdens on Westpac.

2014 Westpac Group Annual Report	17

OTC derivatives reform

The international regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe.

In Australia, Westpac commenced reporting OTC derivatives transactions to a Prescribed Repository in accordance with the Derivative Transaction Rules (Reporting) 2013 on 1 October 2013. Westpac continues to work with ASIC and industry associations in relation to the implementation of these rules and the phase-in of requirements to other industry participants.

The Australian Treasury has issued two Proposal Papers on the Implementation of Australia’s G20 OTC derivatives commitments, in which they proposed a central clearing mandate for US dollar, Euro, British Pound, Yen (February 2014 Proposal Paper) and Australian dollar (July 2014 Proposal Paper) denominated interest rate derivatives traded between dealers with significant cross-border activities. It is expected that any such mandate would cover Westpac. The commencement of the central clearing mandates is expected to occur by early to mid-2015.

As a provisionally-registered Swap Dealer with the US Commodity Futures Trading Commission (CFTC), Westpac is subject to a range of entity-level and transaction-level requirements pursuant to the Dodd-Frank Act.

Pursuant to the European Market Infrastructure Regulations (EMIR) established by the European Securities and Markets Authority (ESMA), from October 2014, Westpac became subject to certain risk mitigation obligations in relation to OTC Derivatives traded with European counterparties or through its London Branch. Further, as of mid-2015, Westpac will be subject to a central clearing mandate for certain interest rate derivatives with European counterparties.

Westpac continues to monitor developments in response to requirements imposed by international regulators. These include regulations published by the CFTC and the Securities and Exchange Commission under the Dodd-Frank Act; by the ESMA and local European financial regulators under the EMIR and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia and Canada. Westpac also continues to monitor the international response to the final policy framework for establishing margin requirements for uncleared OTC derivatives as published by the Basel Committee on Banking Supervision (BCBS) and the International Organisation of Securities Commission (IOSCO) on 2 September 2013.

Australia

The Federal Government has embarked on a program of regulatory reform which will affect Westpac. In addition to the above, this includes:

Superannuation changes

In December 2013, BT launched a number of MySuper products to allow employers to make their super guarantee contributions to their BT default super fund. A MySuper product is a default investment option where investment choice is not elected by the member and is generally a low cost, simple superannuation product. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. Westpac continues to assess and implement changes to our existing superannuation products and governance to ensure compliance with the new requirements.

Financial advice changes

The majority of the Future of Financial Advice (FOFA) reforms commenced for the Westpac Group on 1 July 2013. The Government announced proposed reforms to the FOFA laws on 20 December 2013 and a bill to amend FOFA (the Corporations Amendment (Streamlining of Future of Financial Advice) Bill 2014) was introduced into parliament on 19 March 2014. The Bill includes changes to remove the requirement to opt-in to ongoing adviser services every two years and also provides a general advice exemption from the ban on conflicted remuneration. Regulations which were effective on 1 July 2014 (the ‘Streamlining Regulations’) incorporated these changes as well as other changes including other exemptions from the ban on conflicted remuneration and an extension to grandfathering of conflicted benefits in certain circumstances. Uncertainty still exists as to whether the Bill will pass in its current form and some changes to sections including the best interests duty and the general advice exemption have been proposed in the Senate. Other new regulations, which become effective on 1 January 2015, provide for certain changes in relation to the receipt of client instructions and also in relation to the provision of financial product advice in Statements of Advice.

Privacy law reform

Significant amendments to the Privacy Act 1988 (Cth) commenced on 12 March 2014. As a result the Westpac Group has amended a wide range of documents, systems and procedures in relation to the management of personal and credit information.

18	2014 Westpac Group Annual Report

Information on Westpac

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

Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. US regulatory agencies have released final rules to implement Section 619 of the Dodd-Frank Act (the Volcker rule) and to strengthen the regulation of the US operations of non-US banks. At this time, apart from investments in compliance activities, we do not expect these rules to have a significant impact on our business activities.

Foreign Account Tax Compliance Act (FATCA)

Provisions commonly referred to as FATCA and related US Treasury regulations generally require Foreign Financial Institutions (FFIs), such as Westpac, to enter into an FFI agreement (if they are not subject to the provisions of a Model 1 Intergovernmental Agreement (IGA)) under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on certain US connected accounts, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that are neither party to an FFI agreement nor subject to an IGA and certain account holders that fail to provide prescribed information. The Australian Government signed an IGA with the United States on 28 April 2014, which came into force on 30 June 2014. The Australian IGA, and any IGAs that may be concluded between the US and other countries in which Westpac conducts business, will relieve Westpac of the requirement to withhold on payments to, or close, certain accounts, and will provide certain other benefits.

Westpac is implementing changes to its business operations to comply with the requirements of FATCA across all jurisdictions in which it operates. Westpac has entered into an FFI agreement with respect to its branches and affiliated FFIs not located in countries that have entered into an IGA. It is anticipated that compliance with FATCA will give rise to significant costs and operational burdens, but that IGAs will reduce those costs and burdens, where applicable.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Basel III

The RBNZ has adopted the core Basel III capital measures relating to new capital ratios and most of the recommendations relating to the definition of capital. From 1 January 2013, the requirements for WNZL’s Total Tier 1 capital increased to 6.0% and had to include common equity of 4.5%. The conservation buffer was implemented in full from 1 January 2014 at which time Total Tier 1 capital increased to 8.5% and had to include 7% common equity. The RBNZ has the discretion to also apply a countercyclical buffer of common equity and has not specified any formal upper limit on this buffer. The RBNZ has not adopted the leverage ratio.

Financial Markets Conduct Act (FMCA)

The FMCA overhauls the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance together with new licensing and registration requirements as well as new fair dealing provisions. The existing prospectus/investment statement dual disclosure model will no longer apply. A single product disclosure statement is being implemented, supported by an online register of other material documentation. The FMCA was enacted in September 2013, however, most of its provisions are expected to come into force on 1 December 2014, albeit subject to transitional provisions. The majority of the new fair dealing requirements came into force in April 2014.

Credit law reform / responsible lending

The Credit Contracts and Consumer Finance Amendment Act 2014 received Royal Assent in June 2014 and will come into full effect in June 2015. The Act reforms the entire suite of legislation that governs consumer credit contracts. It creates new responsible lending principles and provides for a regulatory responsible lending code. Existing consumer protections are also being strengthened by changing the current provisions on disclosure, fees, hardship and ‘oppressive’ contracts. Consultation on the responsible lending code and new regulations commenced in June 2014. The code is expected to be finalised in March 2015.

2014 Westpac Group Annual Report	19

Covered bond legislation

The Reserve Bank of New Zealand (Covered Bonds) Amendment Bill was passed in December 2013. It provides a legislative framework for the issuance of covered bonds by New Zealand registered banks. New Zealand registered banks were already permitted by the RBNZ to issue covered bonds and have a condition of registration that covered bond issuance cannot exceed 10% of total assets. However, the legislation provides certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes. Covered bond programmes must be registered with the RBNZ under the legislation. The Westpac NZ Global Covered Bond Programme was registered on 4 April 2014.

Consumer law reform

The Consumer Law Reform Bill was passed in December 2013. The Bill amended six separate Acts, including the Fair Trading Act. Among the amendments being introduced into the Fair Trading Act are prohibitions on unfair contract terms and on making unsubstantiated representations about a product or service and new provisions regulating uninvited direct sales. The unfair contract terms provisions come into force in March 2015 while the unsubstantiated representations prohibitions and uninvited direct sales provisions came into effect in June 2014.

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

APRA is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance and re-insurance companies, friendly societies and most of the superannuation (pension) industry. APRA’s role includes establishing and enforcing prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions it supervises are met within a stable, efficient and competitive financial system.

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

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act 2001. The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcing compliance with the ASX Operating Rules by its market, clearing and settlement participants.

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

20	2014 Westpac Group Annual Report

Information on Westpac

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

United States

Our New York branch is a US federally licensed branch and therefore is subject to supervision, examination and regulation by the US Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations.

A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency, which is at least equal to 5% of its total liabilities (including acceptances, but excluding accrued expenses, and amounts due and other liabilities to other branches, agencies, and subsidiaries of the foreign bank).

In addition, a US federal branch is subject to periodic onsite examination by the US Comptroller of the Currency. Such examination may address risk management, operations, asset quality, compliance with the record-keeping and reporting, and any additional requirements prescribed by the US Comptroller of the Currency from time to time.

A US federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency.

We are not a Financial Holding Company as defined in the Gramm-Leach-Bliley Act of 1999.

Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies including the US Securities & Exchange Commission and the CFTC.

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

Legal proceedings

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business and material legal proceedings, if any, are described in Note 37 to the financial statements and under ‘Significant Developments’ above. As appropriate, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

2014 Westpac Group Annual Report	21

Corporate governance

Introduction

This corporate governance statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 3 November 2014.

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

Australia

We comply with the ASX Corporate Governance Principles and Recommendations with 2010 amendments (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act and as an ADI must comply with governance requirements prescribed by APRA under Prudential Standard CPS 510 (Governance).

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

Westpac’s employee equity plans have been disclosed in the Remuneration report in Section 9 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 25 of our financial statements for the year ended 30 September 2014.

The NYSE Listing Rules provide that the Board Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders, and overseeing the evaluation of the Board. The Board, rather than the Board Nominations Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance.

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website contains copies and summaries of charters, principles and policies referred to in this statement.

22	2014 Westpac Group Annual Report

Corporate governance

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

2014 Westpac Group Annual Report	23

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

▪         considering and approving the Westpac Board Renewal Policy;

▪         appointing and determining the duration, remuneration and other terms of appointment of the CEO, Deputy CEO, Chief Financial Officer (CFO) and other Group Executives;

▪         determining the remuneration of persons whose activities in the Board’s opinion affects the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

▪         evaluating the performance of the CEO;

▪         succession planning for the Board, CEO and Group Executives;

▪         approving the appointment of Group Executives, General Manager Group Assurance and Chief Compliance Officer & Group General Counsel and monitoring the performance of senior management;

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

▪         monitoring Workplace Health and Safety (WHS) issues in Westpac Group and considering appropriate WHS reports and information;

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

▪         Risk & Compliance;

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

24	2014 Westpac Group Annual Report

Corporate governance

Size and membership of Board Committees as at 30 September 2014

	Status	Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee

Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓

Gail Kelly	CEO, Executive					✓

Elizabeth Bryan	Non-executive, Independent		Chair ✓	✓	✓

Ewen Crouch	Non-executive, Independent		✓	✓	Chair ✓

Alison Deans	Non-executive, Independent		✓			✓

Robert Elstone	Non-executive, Independent	Chair ✓	✓	✓	✓

Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓

Peter Marriott	Non-executive, Independent	✓	✓			✓

Ann Pickard	Non-executive, Independent		✓		✓

The charts below demonstrate that our Board comprises a majority of independent Directors and show the tenure of our current Non-executive Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and Executive Directors

2014 Westpac Group Annual Report	25

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

Board meetings

The Board had eight scheduled meetings for the financial year ended 30 September 2014, with additional meetings held as required. In July each year the Board discusses our strategic plan and approves our overall strategic direction. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgment to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2014 are reported in Section 8 of the Directors’ report.

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

▪         reviewing the process for the orientation and education of new Directors and any continuing education for existing Directors;

▪         reviewing eligibility criteria for the appointment of Directors;

▪         recommending appointment of Directors to the Board; and

▪         considering and recommending candidates for appointment to the Boards of relevant subsidiaries.

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience and knowledge necessary to guide the business of the Westpac Group. Westpac seeks to maintain a diverse Board which at a minimum collectively has:

▪         strategic capabilities and commercial acumen;

▪         an understanding of the financial services industry (including wealth management) and global business perspectives;

▪         accounting or related financial management qualifications and experience;

▪         an understanding of risk management;

▪         an understanding the application of technology in large complex businesses;

▪         a background in, or understanding of, customer insights and customer strategy;

▪         knowledge of governance and compliance matters in highly regulated listed entities;

▪         experience in people matters including workplace cultures, morale, management development, succession and remuneration;

▪         experience on the boards of other significant listed companies; and

▪         an ability to contribute to gender diversity.

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

Prior to a Director’s appointment or consideration for election or re-election by shareholders, Westpac conducts appropriate due diligence and provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director.

New Directors receive an induction pack which includes a letter of appointment setting out the expectations of the role, conditions of appointment including the expected term of appointment, and remuneration. This letter conforms to the ASXCGC Recommendations.

26	2014 Westpac Group Annual Report

Corporate governance

Term of office

The Board may appoint a new Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed fifteen Non-executive Directors and three Executive Directors. Except for the Managing Director, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting.

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

The Westpac Board Renewal Policy limits the maximum tenure of office that any Non-executive Director other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on its initiative and on an exceptional basis, may exercise discretion to extend the maximum terms specified above where it considers that such an extension would benefit the Group. Such discretion will be exercised on an annual basis and the Director concerned will be required to stand for re-election annually.

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

All Directors have access to advice from senior internal legal advisors including the Chief Compliance Officer & Group General Counsel.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

Company Secretaries

We have two Company Secretaries appointed by the Board. The Senior Company Secretary, who is also Legal Counsel to the Board, attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues together with the Chief Compliance Officer & Group General Counsel. The Group Company Secretary attends Board and Board Committee meetings and is responsible for the operation of the secretariat function, including implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions. The Group Company Secretary is accountable to the Board through the Chairman, on all matters to do with the proper functioning of the Board.

Profiles of our Company Secretaries are set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2014’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors. The CEO is also a member of the Board Technology Committee.

Operation and reporting

Scheduled meetings of the Board Committees occur quarterly, with the exception of the Board Technology Committee which has scheduled meetings three times a year. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2014 is reported in Section 8 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where she has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

2014 Westpac Group Annual Report	27

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2014 included an assessment of the performance of the Board, the Board Committees, and each Director with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

The Chairman also discusses the results with individual Directors and Board Committee Chairs. The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed by the Chairman of the Board Risk & Compliance Committee with the Chairman.

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for approving the performance objectives and measures for the CEO and other senior executives, and providing input into the evaluation of performance against these objectives. The Board Risk & Compliance Committee also refers to the Board Remuneration Committee any matters that come to its attention that are relevant with respect to remuneration policy or practices.

Management performance evaluations for the financial year ended 30 September 2014 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration report contained in the Directors’ report.

All new senior executives are provided with extensive briefing on our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

Advisory Boards

Westpac has established Advisory Boards for its operations in Asia and for each of BankSA and Bank of Melbourne, to advise management on the strategies and initiatives of those businesses within the overall Group strategy.

Responsibilities of the Advisory Boards include:

▪         providing advice to management on management’s strategies and initiatives to continue to strengthen the position and identity of the business;

▪         providing advice to management of the relevant business so as to promote and preserve its distinct position and identity and align business values with those of the relevant communities served;

▪         considering and assessing reports provided by management on the health of the relevant business;

▪         acting as ambassadors for the business, including through supporting community and major corporate promotional events to assist in building relationships with the bank’s customers, local communities and the business and government sector, and advising senior management on community matters relevant to the provision of financial services in the community it serves; and

▪         alerting management to local market opportunities and issues of which Advisory Board members are aware that would enhance the provision of services to customers and potential customers and the position of the bank in its local communities.

Ethical and responsible decision-making

Code of Conduct and Principles for Doing Business

Our ‘Code of Conduct’ (Code) describes the standards of conduct expected of our people, both employees and contractors. The seven principles making up the Code are:

▪         we act with honesty and integrity;

▪         we comply with laws and with our policies;

▪         we do the right thing by our customers;

▪         we respect confidentiality and do not misuse information;

▪         we value and maintain our professionalism;

▪         we work as a team; and

▪         we manage conflicts of interest responsibly.

The focus of each of the principles is to provide a set of guiding principles to help us make the right decisions ensuring we uphold the reputation of the Group. The Code has the full support of the Board and the Executive Team and we take compliance with the Code very seriously.

Our ‘Principles for Doing Business’ (Principles) underpin the Group’s commitment to sustainable business practice and community involvement. In summary:

▪        we believe our success depends on the trust and confidence placed in us by our customers, people, shareholders, suppliers, advisers and the community;

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

▪         we believe being actively involved in our community is fundamental to the sustainability of our business; and

▪         we believe our suppliers should be viewed as partners in our sustainability journey.

The Principles align with key global initiatives that promote responsible business practices. The Principles apply to all Directors, employees and contractors.

28	2014 Westpac Group Annual Report

Corporate governance

We also have a range of internal guidelines, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’, which apply to and support both our Code and the Principles.

Key policies

We have a number of key policies to manage our regulatory compliance and human resource requirements. We also voluntarily subscribe to a range of external industry codes, such as the Code of Banking Practice and the ePayments Code.

Code of Ethics for Senior Finance Officers

The Code of Accounting Practice and Financial Reporting complements our own Code. The Code of Accounting Practice and Financial Reporting is designed to assist our CEO, CFO and other principal financial officers in applying the highest ethical standards to the performance of their duties and responsibilities with respect to accounting practice and financial reporting by requiring those officers to:

▪         act honestly and ethically, particularly with respect to conflicts of interest;

▪         provide full, fair, accurate and timely disclosure in reporting and other communications;

▪         comply with applicable laws, rules and regulations;

▪         promptly report violations of the Code; and

▪         be accountable for adherence to the Code.

Conflicts of interest

The Group has a detailed conflicts of interest framework, which includes a Group policy supported by specific divisional policies and guidelines aimed at identifying and managing actual, potential or apparent conflicts of interest.

The conflicts of interest framework includes a separate Westpac Group Gifts and Hospitality Policy. This Policy provides our employees with guidance to manage their obligations relating to the giving or receiving of gifts or hospitality.

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

Fit and Proper Person assessments

We have a Board approved Westpac Group Statutory Officers Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards. In accordance with that Policy, we assess the fitness and propriety of our Directors and also of employees who perform specified statutory roles required by APRA Prudential Standards or ASIC licensing requirements. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the Board Directors, Non-executive Directors on subsidiary Boards, Group Executives, external auditors and actuaries. An executive Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking assessments of all other employees who hold statutory roles. In all cases the individual is asked to provide a detailed declaration, and background checks are completed.

Concern reporting and whistleblower protection

Under the Westpac Group Whistleblower Protection Policy, our employees and contractors are encouraged to raise any concerns about activities or behaviour that may be unlawful or unethical. The Policy outlines all reporting channels, including our concern reporting system ‘Concern Online’, which enables reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac Policies or regulatory requirements.

Employees who raise concerns may choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee against victimisation as a result of making a report.

We investigate reported concerns in a manner that is fair and objective to all people involved. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees or contractors who have behaved incorrectly. Outcomes may also involve reporting the matter to relevant authorities and regulators.

Statistics about concerns raised are reported quarterly to both the Board Risk & Compliance Committee and the Westpac Group Executive Risk Committee.

2014 Westpac Group Annual Report	29

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees and contractors are restricted from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees or contractors who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements.

We manage and monitor these obligations through:

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

▪         implements our Accessibility Action Plan for employees and customers with a disability, including ensuring employment opportunities are accessible for people with disabilities; and

▪         actively promotes an environment of inclusion for lesbian, gay, bisexual, transgender and intersex (LGBTI) employees.

The implementation of these objectives is overseen by the Westpac Group Diversity Council chaired by the CEO.

The Board, or an appropriate Board Committee, will receive regular updates from the Westpac Group Diversity Council on these diversity initiatives.

We will also continue to listen to the needs of our employees through the engagement of our employee action groups, our employee surveys and bi-annual diversity focused surveys.

In October 2010, the Board set a measurable objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule.

At 30 September 2014, the proportion of women employed by Westpac Group was as follows:

▪         Board of Directors: 44%;

▪         leadership1 roles: 44%; and

▪         total Westpac workforce: 59%.

1         Women in leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

30	2014 Westpac Group Annual Report

Corporate governance

Sustainability

We view sustainable and responsible business practices as important for our business and shareholder value. This means conducting our business in a responsible, trustworthy and ethical manner, while accepting accountability for our impacts on society and the environment. We are committed to transparency and fair dealing, treating employees and customers responsibly, and having solid links with the community.

Our management and reporting of sustainability aim to address the issues that we believe are the most material for our business and stakeholders, now and in the future. We understand that this is an evolving agenda and seek to progressively embed the management of sustainability issues into business as usual practice, while also anticipating and shaping emerging social issues where we have the skills and experience to make a meaningful difference and drive business value.

Reporting

We report on our performance against the objectives and targets in our public sustainability strategy in the Annual Review and Sustainability Report, the Annual Report and the full year and half year ASX results. We also provide additional detailed information on our website.

Our sustainability reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 (revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (‘ASAE 3000’). The AA1000 Principles Standard and the Global Reporting Initiative G4 Guidelines are also used by the assurance provider as criteria against which to assess disclosures associated with alignment to the AA1000 Principles and GRI G4.

The assurance process not only tests the integrity of the data, but also tests the effectiveness of our underlying systems and processes, and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation. In addition, we actively participate in independent external assessments by sustainability and governance rating organisations which benchmark us against global standards of governance.

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

The Board delegates oversight responsibility for risk management between the Board Audit Committee and the Board Risk & Compliance Committee. Similarly, the Board delegates oversight responsibility for the preparation of remuneration reports and disclosures to the Board Remuneration Committee.

Board Audit Committee

As detailed in its charter, the Board Audit Committee has oversight of:

▪         the integrity of the financial statements and financial reporting systems;

▪         the external audit engagement, including the external auditor’s qualifications, performance, independence and fees;

▪         performance of the internal audit function;

▪         financial reporting and compliance with prudential regulatory reporting. With reference to the Board Risk & Compliance Committee, this includes an oversight of regulatory and statutory reporting requirements; and

▪         procedures for the receipt, retention and treatment of financial complaints, including accounting, internal controls or auditing matters, and the confidential reporting by employees of concerns regarding accounting or auditing matters.

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

▪         any significant financial reporting issues and judgments made in connection with the preparation of the financial reports;

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

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

▪         the Board Risk & Compliance Committee, CFO, Chief Risk Officer (CRO), General Manager Group Assurance, management and the external auditor, about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

▪        the General Manager Group Assurance and external auditor concerning their audit and any significant findings, and the adequacy of management’s responses;

▪         management and the external auditor concerning the half year and annual financial statements;

▪         management and the external auditor regarding any correspondence with regulators or government agencies, and reports that raise issues of a material nature; and

▪         the Chief Operating Officer and the Chief Compliance Officer & Group General Counsel regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

2014 Westpac Group Annual Report	31

Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of Westpac’s financial statements. The Board Audit Committee also meets with the General Manager Group Assurance without management being present.

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

The external auditor receives all Board Audit Committee and Board Risk & Compliance Committee papers, attends all meetings of both committees and is available to Committee members at any time. The external auditor also attends the Annual General Meeting (AGM) to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence.

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

Engagement of the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for Westpac and may be limited as to the extent to which it can perform other non-audit services as specified in our ‘Pre-approval of engagement of PwC for audit and non-audit services’ (Guidelines). Use of the external audit firm for any non-audit services must be assessed and approved in accordance with the pre-approval process determined by the Board Audit Committee and set out in the Guidelines.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 34 to our financial statements for the year ended 30 September 2014. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the Directors’ report.

Group Assurance (internal audit)

Group Assurance is Westpac’s internal audit function providing the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Assurance covers the governance, risk management and internal control frameworks of Westpac and our wholly owned subsidiaries. It has access to all of our entities, and conducts audits and reviews following a risk-based planning approach, the outline for which has been approved by the Board Audit Committee.

Group Assurance provides regular reports to the Board Audit Committee and, as deemed appropriate, the Board Risk & Compliance Committee, and raises any significant issues with those Committees. The General Manager Group Assurance operates under a Group Assurance charter approved by the Board Audit Committee and has a direct reporting line to the Chairman of that Committee.

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

32	2014 Westpac Group Annual Report

Corporate governance

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO, the Executive Team, the Chief Compliance Officer & Group General Counsel and the General Manager, Corporate Affairs and Sustainability.

The Chief Operating Officer is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

Once relevant information is disclosed to the market and available to investors, it is also published on our website. This includes investor discussion packs, presentations on and explanations about our financial results. Our website information also includes Annual Review and Sustainability Reports, Annual Reports, results announcements, CEO and executive briefings (including webcasts, recordings or transcripts of all major events), notices of meetings and key media releases.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the financial year ended 30 September 2014, that state that in all material respects:

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

Risk management

Roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk & Compliance Committee responsibility for providing recommendations to the Board on Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The Board Risk & Compliance Committee conducts an annual review of the risk management strategy and this review was completed during the year ended 30 September 2014.

The Board Risk & Compliance Committee monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Statement of Risk Appetite, and with our current and future capital requirements. The Board Risk & Compliance Committee receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the Board Risk & Compliance Committee is set out later in this section under ‘Board Risk & Compliance Committee’.

2014 Westpac Group Annual Report	33

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Westpac manages the risks that affect our business as they influence our performance, reputation and future success. Effective risk management involves taking an integrated approach to risk and reward, and enables us to both increase financial growth opportunities and mitigate potential loss or damage. We adopt a Three Lines of Defence approach to risk management which reflects our culture of ‘risk is everyone’s business’ and that all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. Westpac’s Risk Management Strategy identifies risk culture as an essential element of risk management. We embed risk culture and maintain an awareness of risk management responsibilities through regular communication, training and other targeted approaches that support our risk management framework.

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

▪         our Group Risk function is independent from the business divisions, reports to the CRO, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the Board Risk & Compliance Committee. It also reports on Westpac’s risk profile to executive risk committees and the Board Risk & Compliance Committee; and

▪         divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the Board Risk & Compliance Committee. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

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

▪         operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

▪         compliance risk – the risk of legal or regulatory sanction, financial or reputation loss, arising from our failure to abide by the compliance obligations required of us.

34	2014 Westpac Group Annual Report

Corporate governance

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

Board Risk & Compliance Committee

The Board Risk & Compliance Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Elizabeth Bryan.

As set out in its charter, the Board Risk & Compliance Committee:

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

From the perspective of specific types of risk, the Board Risk & Compliance Committee role includes:

▪         credit risk – approving key policies and limits supporting the Credit Risk Management Framework, and monitoring the risk profile, performance and management of our credit portfolio;

▪         liquidity risk – approving key policies and limits supporting the Liquidity Risk Management Framework, including our annual funding strategy and liquidity requirements, and recovery and resolutions plans and monitoring the liquidity risk profile;

▪         market risk – approving key policies and limits supporting the Market Risk Management Framework, including, but not limited to, the Value at Risk and Net Interest Income at Risk limits, and monitoring the market risk profile;

▪         operational risk – monitoring the operational risk profile, the performance of operational risk management and controls, and the development and ongoing review of operational risk policies supporting the Operational Risk Management Framework;

▪         reputation risk – reviewing and approving the Reputation Risk Management Framework and reviewing the monitoring of the performance of reputation risk management and controls; and

▪         compliance risk – reviewing compliance processes and our compliance with applicable laws, regulations and regulatory requirements, discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues, and reviewing complaints and whistleblower concerns.

The Board Risk & Compliance Committee also:

▪         approves the Internal Capital Adequacy Assessment Process and in doing so reviews the outcomes of enterprise wide stress testing, sets the preferred capital ranges for regulatory capital having regard to Westpac internal economic capital measures, and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;

▪         provides relevant periodic assurances and disclosures to the Board Audit Committee regarding the operational integrity of the risk management framework; and

▪         refers to other Board Committees any matters that come to the attention of the Board Risk & Compliance Committee that are relevant for those respective Board Committees.

2014 Westpac Group Annual Report	35

Compliance Management Framework

The Group’s Compliance Management Framework sets out our approach to managing compliance and mitigating compliance risk, in order to achieve our compliance objectives. To proactively manage our compliance risks, we must:

▪         comply with both the letter and ‘spirit’ of the law while being attentive to the needs of our clients;

▪         embed the requirements of our regulators into how we do business, how we conduct ourselves and how our systems and processes are designed and operate; and

▪         maintain a compliance culture where everyone in every part of the Westpac Group has responsibility for compliance.

The mechanisms we use to implement our approach include:

▪         maintaining a strong governance environment;

▪         identifying obligations, developing and maintaining Compliance Plans and implementing change;

▪         developing, implementing and testing compliance controls; and

▪         monitoring and reporting incidents, issues and risks.

As with other forms of risk, business line management is primarily responsible for managing compliance. This is supported by a dedicated Compliance function covering the Group and each area of the business. The Compliance function reports to the Chief Compliance Officer & Group General Counsel.

Regular reports are provided to the Westpac Group Executive Risk Committee and the Board Risk & Compliance Committee on the status of compliance across the Group.

Remuneration

The Board Remuneration Committee assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward individuals having regard to performance, Westpac’s risk management framework, the law and the highest standards of governance.

The Board Remuneration Committee has been in place for the whole of the financial year and is comprised of four independent Non-executive Directors and is chaired by Ewen Crouch. All members of the Board Remuneration Committee are also members of the Board Risk & Compliance Committee, which assists in the integration of effective risk management into the remuneration framework.

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

The Board Remuneration Committee also reviews and makes recommendations to the Board for the reduction or lapsing of incentive based equity grants to employees, where subsequent information or circumstances indicate that the grant was not justified.

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

36	2014 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
▪ reviews and approves our overall risk management strategy.
Board Risk & Compliance Committee (BRCC)

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

Other Board Committees with a risk focus
Board Audit Committee
▪ oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.
Board Remuneration Committee
▪ reviews any matters raised by the BRCC with respect to risk-adjusted remuneration.
Board Technology Committee
▪ oversees the technology strategy, implementation, and risks associated with major technology programs.
Executive team

▪          executes the Board-approved strategy;

▪          assists with the development of the Board Statement of Risk Appetite;

▪          delivers the Group’s various strategic and performance goals within the approved risk appetite; and

▪          monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees
Westpac Group Executive Risk Committee

▪          leads the optimisation of credit, operational, compliance, and market risk-reward across the Group;

▪          oversees the embedding of the Risk Management Strategy in the Group’s approach to risk governance;

▪          oversees risk-related management frameworks and key supporting policies;

▪          oversees the Group’s credit, operational, compliance, and market risk profiles;

▪          oversees reputation risk and Environmental, Social and Governance (ESG) risk management frameworks and key supporting policies; and

▪          identifies emerging credit, operational, compliance and market risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.

Westpac Group Asset & Liability Committee

▪          leads the optimisation of funding and liquidity risk-reward across the Group;

▪          reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

▪          oversees the Liquidity Risk Management Framework and key policies;

▪          oversees the funding and liquidity risk profile and balance sheet risk profile; and

▪          identifies emerging funding and liquidity risks and appropriate actions to address these.

2014 Westpac Group Annual Report	37

Risk Management Governance Structure (continued)

Executive risk committees (continued)
Westpac Group Remuneration Oversight Committee

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

▪          develops the Group-level risk management frameworks for approval by the BRCC;

▪          directs the review and development of key policies supporting the risk management frameworks;

▪          establishes risk concentration limits and monitors risk concentrations; and

▪          monitors emerging risk issues.

Compliance Function

▪          develops the Group-level compliance framework for approval by the BRCC;

▪          directs the review and development of compliance policies, compliance plans, controls and procedures;

▪          monitors compliance and regulatory obligations and emerging regulatory developments; and

▪          reports on compliance standards.

Divisional risk management

▪          develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRCC.

Independent internal review
Group Assurance ▪ reviews the adequacy and effectiveness of management controls for risk.
Divisional business units
Business Units

▪          responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪          establish and maintain appropriate risk management controls, resources and self-assurance processes.

38	2014 Westpac Group Annual Report

Corporate governance

Checklist of Westpac’s compliance with ASXCGC Recommendations

	ASXCGC recommendations (with 2010 amendments)	Reference	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 24	Comply
1.2	Disclose the process for evaluating the performance of senior executives.	Page 28	Comply
1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 23, 24, 28	Comply
Principle 2:	Structure the Board to add value
2.1	A majority of the Board should be independent Directors.	Pages 24, 25	Comply
2.2	The chair should be an independent Director.	Page 26	Comply
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 26	Comply
2.4	The Board should establish a nomination committee.	Page 26	Comply
2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Page 28	Comply
2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 23–28	Comply
Principle 3:	Promote ethical and responsible decision-making
3.1

Establish a code of conduct and disclose the code or a summary of the code as to:

3.1.1              the practices necessary to maintain confidence in the company’s integrity

3.1.2              the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3              the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Pages 28, 29	Comply
3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy.	Page 30	Comply
3.3	Disclose the measurable objectives for achieving gender diversity set by the Board in accordance with the diversity policy and progress towards achieving them.	Page 30	Comply
3.4	Disclose the proportion of women employees in the whole organisation, women in senior executive positions and women on the Board.	Page 30	Comply
3.5	Provide the information indicated in Guide to reporting on Principle 3.	Pages 28–30	Comply
Principle 4:	Safeguard integrity in financial reporting
4.1	The Board should establish an audit committee.	Pages 31, 32	Comply
4.2

Structure the audit committee so that it:

▪          consists only of Non-executive Directors;

▪          consists of a majority of independent Directors;

▪          is chaired by an independent chair, who is not chair of the Board; and

▪          has at least three members.

		Page 25	Comply
4.3	The audit committee should have a formal charter.	Page 31	Comply
4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 23, 25–32	Comply

2014 Westpac Group Annual Report	39

	ASXCGC recommendations (with 2010 amendments)	Reference	Compliance
Principle 5:	Make timely and balanced disclosure
5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Pages 32, 33	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.	Pages 32, 33	Comply
Principle 6:	Respect the rights of shareholders
6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.	Page 33	Comply
6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 33	Comply
Principle 7:	Recognise and manage risk
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 33–38	Comply
7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 33–38	Comply
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

		Page 33	Comply
7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 33–38	Comply
Principle 8:	Remunerate fairly and responsibly
8.1	Establish a remuneration committee.	Page 36	Comply
8.2	The remuneration committee should be structured so that it: ▪ consists of a majority of independent Directors; ▪ is chaired by an independent chair; and ▪ has at least three members.	Page 25	Comply
8.3	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Page 36	Comply
8.4	Provide the information indicated in Guide to reporting on Principle 8.	Page 23, 25, 27, 30, 36	Comply

40	2014 Westpac Group Annual Report

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2014.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2013 and up to the date of this report are: Lindsay Philip Maxsted, Gail Patricia Kelly, John Simon Curtis (retired as Director and Deputy Chairman on 25 April 2014), Elizabeth Blomfield Bryan, Gordon McKellar Cairns (retired as Director on 13 December 2013), Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans) (Director from 1 April 2014), Robert George Elstone, Peter John Oswin Hawkins, Peter Ralph Marriott, and Ann Darlene Pickard.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2014 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 60

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

Skills, experience and expertise: Lindsay was formerly a partner at KPMG and was the CEO of that firm from 1 January 2001 to 31 December 2007. His principal area of practice prior to his becoming CEO was in the corporate recovery field managing a number of Australia’s largest insolvency/workout/turnaround engagements including

Linter Textiles (companies associated with Abraham Goldberg), Bell Publishing Group, Bond Brewing, McEwans Hardware and Brashs. He is also a former Director and Chairman of the Victorian Public Transport Corporation. Lindsay is a member of the Advisory Board of Coolmore Australia and a Fellow of the Australian Institute of Company Directors.

Westpac Board Committee membership: Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gail Kelly,
HigherDipEd, BA, MBA with
Distinction

Age: 58

Term of office: Managing Director & Chief Executive Officer since February 2008.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Business Council of Australia and the Financial Markets Foundation for Children.

Other interests: Chairman of the Australian Bankers’ Association. Member of the Global Board of Advisers at the US Council on Foreign Relations and is a member of the Group of Thirty.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Gail began her banking career in 1980, and by 2001 Gail had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent the last twelve years as CEO of two

Australian banks, St.George Bank from 2002 to 2007 and Westpac from 2008 to date. She serves on the Prime Minister’s Indigenous Advisory Council and is CARE Australia’s Ambassador for Women’s Empowerment. Internationally, Gail is Vice President of the International Monetary Conference, she sits on the Global Board of Advisers at the US Council on Foreign Relations and is a member of the Group of Thirty.

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

2014 Westpac Group Annual Report	41

Name: Elizabeth Bryan AM,
BA (Econ.), MA (Econ.)

Age: 68

Term of office: Director since November 2006.

Date of next scheduled re-election: December 2015.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Caltex Australia Limited (since July 2002, and Chairman since October 2007).

Other principal directorships: Nil.

Other interests: Member of the Takeovers Panel, Powerhouse Museum Trustee Board, Australian Treasury Advisory Council and Director Advisory Panel to ASIC.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Elizabeth has over 33 years experience in the financial services industry, government policy and administration, and on the boards of companies and statutory organisations. Prior to becoming a professional director she served for six years as

Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation. In March 2014, Elizabeth was appointed a member of the Australian Treasury Advisory Council.

Westpac Board Committee membership: Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Ewen Crouch AM,
BEc (Hons.), LLB, FAICD

Age: 58

Term of office: Director since February 2013.

Date of next scheduled re-election: December 2016.

Independent: Yes.

Current directorships of listed entities and dates of office: Bluescope Steel Limited (since March 2013).

Other principal directorships: Sydney Symphony Orchestra. Chairman of Mission Australia.

Other interests: Member of the Takeovers Panel and the AICD’s Law Committee. Member of the Corporations Committee of the Law Council of Australia.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ewen is one of Australia’s most accomplished mergers and acquisitions (M&A) lawyers, having worked on some of Australia’s most significant M&A transactions during his career as a partner at Allens from 1988 to 2013. He served as a member of that firm’s board for 11 years including 4 years as Chairman of Partners as well as holding the following roles whilst a partner: Co-Head Mergers & Acquisitions and Equity Capital Markets, Executive Partner, Asian Offices and Deputy Managing Partner. In 2010, he was appointed as a member of the Takeovers Panel. Ewen is a Fellow of the Australian Institute of Company Directors and is a member of the AICD’s Law Committee.

Ewen is also a member of the Corporations Committee of the Law Council of Australia. He is admitted to practise law in New South Wales, Victoria, the Australian Capital Territory and Western Australia. In 2013, he was awarded an Order of Australia in recognition of his significant service to the law as a contributor to legal professional organisations and to the community.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee, Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Alison Deans, BA, MBA, GAICD

Age: 46

Term of office: Director since April 2014.

Date of next scheduled re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Insurance Australia Group Limited (since 1 February 2013).

Other principal directorships: kikki.K Holdings Pty Ltd.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Alison has more than 20 years experience in senior management and strategy consulting roles focused on e-commerce, media and financial services in Australia. During this time, Alison held a number of senior executive roles including as the CEO of eCorp Limited, Hoyts Cinemas and eBay, Australia and New Zealand. Most recently, she was the CEO of the technology-based investment company netus Pty Ltd, which was acquired by Fairfax Media Limited in 2012. Alison was appointed an Independent Non-executive Director of Insurance Australia Group

Limited in 2013 and was an Independent Director of Social Ventures Australia from 2007 to 2013. In December 2013, she was appointed by the Australian Government to a Panel of Experts conducting an independent cost-benefit analysis and a regulatory review of the regulatory arrangements for the National Broadband Network.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2014 Westpac Group Annual Report

Directors’ report

Name: Robert Elstone,
BA (Hons.), MA (Econ.), MCom

Age: 61

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

Westpac Board Committee membership: Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Remuneration and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: ASX Limited (July 2006 to October 2011).

Name: Peter Hawkins,
BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Age: 60

Term of office: Director since December 2008.

Date of next scheduled re-election: December 2016.

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

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 42 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from

1971 to 2005. He was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005, Esanda Finance Corporation from 2002 to 2005 and Visa Inc. from 2008 to 2011.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Marriott,
BEc (Hons.), FCA

Age: 57

Term of office: Director since June 2013.

Date of next scheduled re-election: December 2016.

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

Westpac Board Committee membership: Member of each of the Board Audit, Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: ANZ National Bank Limited (November 2004 to May 2012), New Zealand listed.

2014 Westpac Group Annual Report	43

Name: Ann Pickard,
BA, MA

Age: 59

Term of office: Director since December 2011.

Date of next scheduled re-election: Not applicable. Ann Pickard will retire following the 2014 AGM.

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

Westpac Board Committee membership: Member of each of the Board Remuneration and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Company Secretary

Our Company Secretaries as at 30 September 2014 are John Arthur and Tim Hartin.

John Arthur (LLB (Hons.)) was appointed Group Executive, Counsel & Secretariat and Company Secretary on 1 December 2008. On 24 November 2011, John was appointed Chief Operating Officer and continues to hold the position of Senior Company Secretary. Most recently prior to that appointment John was Managing Director & Chief Executive of Investa Property Group until 2007. Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director.

Tim Hartin (LLB (Hons.)) was appointed Group Company Secretary on 7 November 2011. Prior to his appointment, Tim was a transactional lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division. Tim joined Gilbert + Tobin as a Consultant in 2004, where he provided corporate advisory services to ASX listed companies. Tim joined Westpac in 2006 as Counsel, Corporate Core and most recently was the Head of Legal - Risk Management & Workouts, Counsel & Secretariat.

2. Executive Team

As at 30 September 2014 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director & Chief Executive Officer	2008	2008
Philip Coffey	Deputy Chief Executive Officer	1996	2014
John Arthur	Chief Operating Officer	2008	2011
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
David Curran	Chief Information Officer	2014	2014
George Frazis	Chief Executive Officer, St.George Banking Group	2009	2012
Brian Hartzer	Chief Executive, Australian Financial Services	2012	2012
Alexandra Holcomb	Chief Risk Officer	1996	2014
Peter King	Chief Financial Officer	1994	2014
David McLean	Acting Chief Executive Officer, Westpac New Zealand Limited	1999	2014
Christine Parker	Group Executive, Human Resources & Corporate Affairs	2007	2011
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009
Jason Yetton	Group Executive, Westpac Retail & Business Banking	1992	2011

There are no family relationships between or among any of our Directors or Executive Team members.

44	2014 Westpac Group Annual Report

Directors’ report

Gail Kelly HigherDipEd, BA, MBA with Distinction. Age 58

Managing Director & Chief Executive Officer

Gail began her banking career in 1980, and by 2001 Gail had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent the last twelve years as CEO of two Australian banks, St.George Bank from 2002 to 2007 and Westpac from 2008 to date.

Gail holds a Bachelor of Arts degree and Higher Diploma of Education from Cape Town University and an MBA with Distinction from the University of Witwatersrand.

Gail is Chairman of the Australian Bankers’ Association and a non-executive director of the Business Council of Australia and the Financial Markets Foundation for Children. She also serves on the Prime Minister’s Indigenous Advisory Council and is CARE Australia’s Ambassador for Women’s Empowerment. Internationally, Gail is Vice President of the International Monetary Conference, she sits on the Global Board of Advisers at the US Council on Foreign Relations and is a member of the Group of Thirty.

Philip Coffey BEc (Hons.). Age 57

Deputy Chief Executive Officer

Philip was appointed Deputy Chief Executive Officer in April 2014 with responsibility for overseeing Westpac’s contribution to the Federal Government’s Financial System Inquiry and supporting relationships with key stakeholders including industry groups, regulators, customers and government. He is also responsible for the Group’s strategy, mergers and acquisitions function. Prior to this appointment, Philip held the role of Chief Financial Officer from December 2005. Previous to this he was Group Executive, Westpac Institutional Bank, having been appointed to that position in 2002. Philip first joined Westpac in 1996 as Head of Foreign Exchange.

He has extensive experience in financial markets, funds management and finance. He began his career at the Reserve Bank of Australia before moving to Citicorp and AIDC Limited. He has also held roles in the United Kingdom and New Zealand. Philip has an honours degree in Economics from the University of Adelaide and has completed the Executive Programme at Stanford University Business School.

John Arthur LLB (Hons.). Age 59

Chief Operating Officer

John was appointed Chief Operating Officer on 24 November 2011 with responsibility for Group Services, which encompasses technology, banking operations, property, compliance, legal and secretariat services. He joined Westpac as Group Executive, Counsel & Secretariat on 1 December 2008. Before that appointment John was Managing Director & CEO of Investa Property Group.

Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as a legal partner, corporate executive and non-executive director.

Brad Cooper DipBM, MBA. Age 52

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

David Curran BCom. Age 49

Chief Information Officer

David was appointed Chief Information Officer in September 2014. David joined Westpac in February 2014 as a consultant on the Group’s banking technology modernisation program. David has almost thirty years of experience with proven expertise in IT and financial services and the implementation of large, complex projects.

Before joining Westpac, David spent ten years in senior roles at the Commonwealth Bank of Australia (CBA). Before joining CBA, he spent sixteen years at Accenture, where he was a partner, primarily consulting on financial services.

2014 Westpac Group Annual Report	45

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 50

Chief Executive Officer, St.George Banking Group

George was appointed Chief Executive Officer, St.George Banking Group in April 2012. Prior to this appointment, George joined the Westpac Group in March 2009 as Chief Executive, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group and an officer in the Royal Australian Air Force.

Brian Hartzer BA European History, CFA. Age 47

Chief Executive, Australian Financial Services

Brian joined Westpac as Chief Executive, Australian Financial Services on 25 June 2012. Australian Financial Services comprises Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Alexandra Holcomb BA, MBA, MA. Age 53

Chief Risk Officer

Alexandra was appointed Chief Risk Officer in August 2014. Since joining Westpac in 1996, Alexandra has held a number of senior positions including Group General Manager Group Strategy, M&A and Major Projects, Group Executive, Group Strategy, Head of Westpac Institutional Bank Strategy, and most recently, Group General Manager of Global Transactional Services.

Prior to joining Westpac, Alexandra was a senior executive from 1992 to 1996 with Booz Allen & Hamilton International where she specialised in international credit, working in Singapore and Australia. Before that she worked with Barclays Bank and Chase Manhattan Bank in New York.

Peter King BEc, FCA. Age 44

Chief Financial Officer

Peter was appointed Chief Financial Officer in April 2014, with responsibility for Westpac’s Finance, Assurance, Tax, Treasury and Investor Relations functions. Prior to this appointment Peter was the Deputy Chief Financial Officer for three years.

Since joining Westpac in 1994, Peter has held senior finance positions across the Group, including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets.

Peter commenced his career at Deloitte Touché Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

David McLean LLB (Hons). Age 56

Acting Chief Executive Officer, Westpac New Zealand Limited

David was appointed Acting Chief Executive Officer, Westpac New Zealand Limited in June 2014. Since joining Westpac in February 1999, David has held a number of senior roles including Head of Debt Capital Markets New Zealand, General Manager, Private, Wealth and Insurance New Zealand and Head of Westpac Institutional Bank New Zealand, and most recently, Managing Director of the Westpac New York branch since October 2012.

Before joining Westpac, David was Director, Capital Markets at Deutsche Morgan Grenfell since 1994, where he was responsible for starting and developing a new debt capital markets origination business. He also established the New Zealand branch of Deutsche Bank and was New Zealand Resident Branch Manager. In 1988, David joined Southpac/National Bank as a Capital Markets Executive. Prior to this, David worked as a lawyer in private practice and also served as in-house counsel for Natwest from 1985. David is a Barrister & Solicitor of the High Court of New Zealand.

46	2014 Westpac Group Annual Report

Directors’ report

Christine Parker BGDipBus (HRM). Age 54
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

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 50
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

Jason Yetton BCom, GDAppFin, TGMP (Harvard). Age 43
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

3. Report on the business

a)      Principal activities

The principal activities of the Group during the financial year ended 30 September 2014 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2014.

b) Review of and results of operations and financial position

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2014 was $7,561 million an increase of $810 million or 12% compared to 2013. Key features of this result are:

▪         a 7% increase in net operating income before operating expenses and impairment charges with:

–    net interest income of $13,542 million in 2014, an increase of $721 million or 6% compared to 2013, reflecting growth in customer deposits of 7%, loan growth of 8% and lower margins; and

–    non-interest income of $6,395 million in 2014, an increase of $621 million or 11% compared to 2013, reflecting growth in wealth management, insurance and banking fees.

▪         operating expenses were $8,547 million in 2014, an increase of $571 million compared to 2013, reflecting operating and integration costs associated with the Lloyds acquisition, foreign exchange translation impacts, higher software amortisation, personnel costs from investment in the business and the Westpac Bicentennial Foundation grant of $100 million; and

▪         impairment charges were $650 million in 2014, a decrease of $197 million or 23% compared to 2013, reflecting continued improvements in asset quality including further reductions in stressed assets and new impaired assets.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2014 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

2014 Westpac Group Annual Report	47

Further information about our financial position and financial results is included in the financial statements in Section 3 of the Annual Report, which form part of this report.

c) Dividends

Since 30 September 2014, Westpac has announced a final ordinary dividend of 92 cents per Westpac ordinary share, totalling approximately $2,860 million for the year ended 30 September 2014 (2013 final ordinary dividend of 88 cents per Westpac ordinary share and a special dividend of 10 cents per Westpac ordinary share, totalling approximately $3,046 million). The dividend will be fully franked and will be paid on 19 December 2014.

An interim ordinary dividend for the current financial year of 90 cents per Westpac ordinary share for the half year ended 31 March 2014, totalling $2,798 million, was paid as a fully franked dividend on 2 July 2014 (2013 interim ordinary dividend of 86 cents per Westpac ordinary share and a special dividend of 10 cents per Westpac ordinary share, totalling $2,980 million).

d) Significant changes in state of affairs and events during and since the end of the 2014 financial year

Significant changes in the state of affairs of the Group during 2014 were:

▪         the completion of the acquisition of selected assets of Lloyds Banking Group’s Australian asset finance business, Capital Finance Australia Limited and its corporate loan portfolio, BOS International (Australia) Ltd for $1.45 billion;

▪         capital transactions including the issuance of approximately $1.31 billion of new Additional Tier 1 capital securities known as Westpac Capital Notes 2 and the buy-back and subsequent cancellation of Westpac Stapled Preferred Securities II;

▪         the establishment of the Westpac Bicentennial Foundation, a charitable foundation to which Westpac contributed $100 million; and

▪         ongoing regulatory changes and developments, which have included changes to liquidity, capital, financial services, taxation and other regulatory requirements.

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

4. Directors’ interests

a)      Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration report in Section 9 of the Directors’ report for the year ended 30 September 2014 and in the tables below:

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

48	2014 Westpac Group Annual Report

Directors’ report

Directors’ interests in Westpac and related bodies corporate as at 3 November 2014

Number of Relevant Interests in Westpac Ordinary Shares		Number of Westpac Share Options	Number of Westpac Share Rights	Westpac CPS
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	17,205	-	-	-
Gail Kelly	1,542,459[1]	-	713,264[2]	-
Elizabeth Bryan	26,801	-	-	-
Ewen Crouch	34,609[3]	-	-	-
Alison Deans	9,000[4]	-	-	-
Robert Elstone	10,000	-	-	-
Peter Hawkins	15,218[5]	-	-	1,370
Peter Marriott	20,000	-	-	-
Ann Pickard	13,800[6]	-	-	-

Former Directors
John Curtis	18,287[7]	-	-	-
Gordon Cairns	17,038[8]	-	-	-

1            Gail Kelly’s interest in Westpac ordinary shares includes 28,679 restricted shares held under the CEO Restricted Share Plan.

2            Share rights issued under the CEO Performance Plan.

3            Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

4            Alison Deans and her related bodies corporate also hold relevant interests in 276,844.4926 units and 149,447.0400 units of the BT Dynamic Global Equity Fund and BT Balanced Equity Income Fund respectively.

5            Peter Hawkins and his related bodies corporate also hold relevant interests in 1,433 Westpac Subordinated Notes.

6            Ann Pickard’s relevant interests arise through holding 13,800 Westpac American Depositary Shares (ADS). One ADS represents one Westpac fully paid ordinary share.

7            John Curtis and his related bodies corporate also held relevant interests in 473,334.36 units of the BT Balanced Equity Income Fund. Figures displayed for John Curtis are as at his retirement date of 25 April 2014.

8            Figure displayed is as at Gordon Cairns’ retirement date of 13 December 2013.

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

b) Indemnities and insurance

Under the Westpac Constitution, unless prohibited by statute, we indemnify each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), each employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services Licence of any of Westpac’s wholly-owned subsidiaries against every liability incurred by each such person in their capacity as director, company secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

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

2014 Westpac Group Annual Report	49

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

For the year ended 30 September 2014, the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Options and share rights outstanding

As at the date of this report there are 1,352,221 share options outstanding and 4,033,959 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 20 January 2015 and 1 October 2018 and the weighted average exercise price is $26.27. The latest dates for exercise of the share rights range between 20 January 2015 and 1 May 2024.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

5. Environmental disclosure

As part of our 2017 Sustainability Strategy we have set targets for our environmental performance. The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

▪         our Westpac Group Environment Policy, which has been in place since 1992;

▪         our Sustainable Supply Chain Management Framework;

▪         our Sustainability Risk Management Framework (formerly our Environmental, Social and Governance Risk Management Framework); and

▪        public reporting of our environmental performance. We also participate in a number of voluntary initiatives including the Dow Jones Sustainability Index, CDP1, the Equator Principles, the Principles for Responsible Investment, the United Nations Global Compact and the Banking Environment Initiative’s Soft Commodities Compact.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period 1 July through 30 June each year.

The Group was previously subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO Act). The Commonwealth Government repealed the EEO Act, effective from 29 June 2014. Accordingly, all obligations and activities under the EEO Program, including reporting requirements, have ceased.2

Our operations are not subject to any other particular and significant environmental regulation under any law of the Commonwealth of Australia or of any State or Territory of Australia. We may, however, become subject to environmental regulation as a result of our lending activities in the ordinary course of business and we have policies in place to ensure that this potential risk is addressed as part of our normal processes.

We have not incurred any liability (including for rectification costs) under any environmental legislation.

1           Formerly known as the Carbon Disclosure Project.

2           Westpac implemented or is in the process of implementing energy efficiency opportunities which are expected to result in estimated energy savings of 107,314GJ, carbon savings of 26,456tCO2e and cost savings of $4,685,561 per year. Westpac also participated in the voluntary NSW Energy Saving Scheme and earned over $28,071 through the sale of 4,014 Energy Savings Certificates.

2014 Westpac Group Annual Report	50

Directors’ report

6. Rounding of amounts

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ report and financial reports, applies. Pursuant to this Class Order, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2014. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2014

Australia

Amount $[1]
Australian Labor Party	73,000
Liberal Party of Australia	81,904
National Party of Australia	-
Total	154,904

1            Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

The total expenditure on political activities in New Zealand for the year ended 30 September 2014 was NZ$5,420. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

2014 Westpac Group Annual Report	51

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2014:

	Notes	Board			Audit Committee		Risk & Compliance Committee		Nominations Committee		Remuneration Committee		Technology Committee
Number of meetings held during the year

Director		A	B	C	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	8	8	-	4	4	4	4	4	4	-	-	-	-

Gail Kelly	2	8	8	-	-	-	-	-	-	-	-	-	4	4

John Curtis	3	4	4	1	-	-	2	2	2	2	2	2	-	-

Elizabeth Bryan	4	8	8	-	-	-	4	4	4	4	4	4	2	2

Gordon Cairns	5	3	3	-	-	-	1	1	-	-	1	1	-	-

Ewen Crouch	6	7	7	1	-	-	4	4	2	2	4	4	-	-

Alison Deans	7	3	3	-	-	-	2	2	-	-	-	-	2	2

Robert Elstone	8	8	8	-	4	4	4	4	4	4	2	2	2	2

Peter Hawkins	9	8	8	-	4	4	4	4	4	4	-	-	4	4

Peter Marriott	10	8	8	-	4	4	4	4	-	-	-	-	2	2

Ann Pickard	11	8	8	-	-	-	4	4	-	-	4	4	-	-

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member	C - Leave of absence granted

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2013.

1           Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

2           Member of the Board Technology Committee.

3           John Curtis retired from the Board and its Committees on 25 April 2014.

4           Chairman of the Board Risk & Compliance Committee. Member of the Board Nominations Committee and the Board Remuneration Committee. Member of the Board Technology Committee until 31 March 2014.

5           Gordon Cairns retired from the Board and its Committees on 13 December 2013.

6           Chairman of the Board Remuneration Committee from 25 April 2014. Member of the Board Remuneration Committee until 24 April 2014. Member of the Board Risk & Compliance Committee, and from 25 April 2014, a member of the Board Nominations Committee. A leave of absence was granted due to illness.

7           Alison Deans was appointed as a Director on 1 April 2014. Member of the Board Risk & Compliance Committee and the Board Technology Committee from 1 April 2014.

8           Chairman of the Board Audit Committee. Member of the Board Nominations Committee, the Board Risk & Compliance Committee, and from 1 April 2014, a member of the Board Remuneration Committee. Member of the Board Technology Committee until 31 March 2014.

9           Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Nominations Committee and the Board Risk & Compliance Committee.

10       Member of the Board Audit Committee, the Board Risk & Compliance Committee, and from 1 April 2014, a member of the Board Technology Committee.

11       Member of the Board Risk & Compliance Committee and the Board Remuneration Committee.

52	2014 Westpac Group Annual Report

Directors’ report

9. Remuneration report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2014 Remuneration Report (Report).

In my first report as Chairman of the Board Remuneration Committee, I want to reaffirm the Board’s commitment to delivering remuneration strategy outcomes that both reflect our business performance and sustainability, and attracts and retains the highest quality executives.

2014 Remuneration outcomes

The fixed remuneration and incentive targets for the CEO and most Group Executives were unchanged for the third consecutive year. Our financial and operating performance is recognised in the ‘at risk’ incentive outcomes for the CEO and individual executives.

The executive team has delivered the financial performance within our risk and governance principles including maintaining our balance sheet strength and the engagement of our staff. Each year, the Board assesses actual performance achieved and considers the circumstances as to how the performance was achieved as well as the operating environment. In exercising this oversight, the Board determines remuneration outcomes that are appropriate.

The 2011 Long-Term Incentive (LTI) grant qualified for 72% vesting this year reflecting our performance against the hurdles established in late 2011. In particular:

▪          Westpac’s LTI plan Total Shareholder Return (TSR) over the last three years was 102%, which was at the 70th percentile of the defined comparator group. Accordingly, 90% of the 2011 TSR performance tranche vested;

▪          Westpac’s Cash Earnings per Share (EPS) growth over the last three years totalled 17.1%, which was above the threshold of 15.8% (5% compound annual growth) but below the maximum of 33.1% (10% compound annual growth). Accordingly, 54% of the 2011 EPS performance tranche vested; and

▪          as re-testing was removed from our LTI plans in 2011, the remaining portion (28%) has lapsed.

New executive appointments

There have also been a number of Group Executive appointments during 2014, the majority drawing on our pool of internal talent. All new Group Executives have been appointed at remuneration levels set below prior incumbents. All new Group Executive appointments have had the Group’s target pay mix applied to their remuneration package.

Remuneration frameworks

Last year, we indicated we would undertake a further review of our remuneration frameworks, recognising that broader market practices and expectations continue to evolve. The focus of the review was our equity based payments and the result is that a number of refinements will be implemented in 2015. The changes include:

▪          the extension of the performance/vesting period for LTI grants from three to four years;

▪          the introduction of a new weighted peer performance hurdle for the TSR grant. This new hurdle increases the relative weight applied to the performance of our three major bank peers as this is a key benchmark for shareholders; and

▪         the increase from 40% to 50% of the proportion of the Short-Term Incentive (STI) outcome deferred into equity.

We have also strengthened our malus provisions, such that should circumstances arise where an equity allocation is no longer justified, we can reduce or cancel unvested allocations. These changes are explained in more detail in this Report.

We are confident that the changes will complement our existing focus on the alignment of individual Group Executive performance and remuneration with sustained Group performance and the interests of our shareholders.

Ewen Crouch
Chairman – Board Remuneration Committee

2014 Westpac Group Annual Report	53

1.    Governance and risk management

This section details the Group’s approach to governance and risk management as they relate to remuneration.

1.1. Governance

The Group’s remuneration policies and practices strive to fairly and responsibly reward employees, having regard to performance, the Group’s risk management framework, the law and high standards of governance.

The role of the Board is to provide strategic guidance for the Group and effective oversight of management. In this way, the Board is accountable to shareholders for performance. As part of this role, the Board has overall responsibility for remuneration.

The Remuneration Committee supports the Board. Its primary function is to assist the Board to fulfil its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors the Group’s remuneration policies and practices, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Charter which is available on the Group’s website.

All Board Committee Charters are reviewed every two years. The Board Remuneration Committee Charter was last reviewed and amended in May 2014.

Members of the Remuneration Committee during 2014

All members of the Remuneration Committee are independent Non-executive Directors. During 2014, the members were:

▪          John Curtis (Chairman retired 25 April 2014);

▪          Ewen Crouch (Chairman from 25 April 2014);

▪          Elizabeth Bryan;

▪          Gordon Cairns (retired 13 December 2013);

▪          Robert Elstone (member from 1 April 2014); and

▪          Ann Pickard.

Independent remuneration consultant

During 2014, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee and are independent of management. The Chairman of the Remuneration Committee oversees the engagement of, remuneration arrangements for, and payment of, the independent consultant.

Work undertaken by Guerdon Associates during 2014 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration; market practice regarding the Group’s LTI plan and variable reward pool; and analysis regarding the Group’s Earnings per Share (EPS) LTI performance hurdle and the development of a new Total Shareholder Return (TSR) weighted peer group LTI performance hurdle. No remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates in 2014.

Other internal governance structures

The Westpac internal governance structure includes three levels of Remuneration Oversight Committees (ROCs) which focus on the appropriateness and consistency of remuneration arrangements and outcomes within individual functions and divisions and across the Group. The ROCs support the Board Remuneration Committee by ensuring that the Group-wide remuneration frameworks and outcomes are consistent with the Group’s approved policy.

1.2. Risk management

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk and Compliance Committee is a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk and Compliance Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control, and engage external advisors who are independent of management.

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

Each year, the Board determines the size of the variable reward pool which funds variable reward outcomes across the Group. This is based on the Group’s performance for the year and an assessment of how profit should be shared among shareholders and employees and retained for growth. The primary financial indicator used is economic profit, which measures profitability adjusted for risk in the business. Cash earnings, return on equity (ROE), cash EPS and dividends are also taken into account.

STI outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and progress on the implementation of the Group’s strategy. Group economic profit and Group return on equity accounted for 40% of the CEO’s scoreboard for 2014. Similarly, Group Executive scoreboards had 40% of their STI allocated based on Group economic profit, divisional economic profit and/or Group return on equity. A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Group Executives’ scoreboards. In addition, the CEO and each Group Executive are assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion over the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

54	2014 Westpac Group Annual Report

Directors’ report

Approval of remuneration decisions

We follow a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in our requirement for the Board, based on recommendations from the Remuneration Committee, to approve performance outcomes and remuneration for:

▪          the CEO and Group Executives; and

▪          other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by the Australian Prudential Regulation Authority (APRA).

Performance and remuneration outcomes for all General Managers (who report to Group Executives) are approved by the CEO on the recommendation of the Group Executive to whom they report.

Any significant remuneration arrangements that fall outside the Group Remuneration Policy are referred to the Remuneration Committee for review and approval.

Shareholding requirements and hedging policy

To further align their interests with those of shareholders, the CEO and Group Executives are expected to build and maintain a substantial Westpac shareholding within five years of being appointed to their role. For the CEO, the value of that shareholding is expected to be no less than five times her annual fixed package. For Group Executives, the expected minimum is a value of $1.2 million.

Participants in the Group’s equity plans are forbidden from entering either directly or indirectly into hedging arrangements for unvested securities in their STI and LTI equity awards. No financial products of any kind may be used to mitigate the risk associated with these equity instruments. Any attempt to hedge these securities makes them subject to forfeiture. These restrictions have been in place for some time and satisfy the requirements of the Corporations Act which prohibit hedging of unvested securities.

2014 Westpac Group Annual Report	55

2. Key management personnel remuneration disclosed in this Report

The remuneration of key management personnel (KMP) for the Group is disclosed in this Report. In 2014, KMP comprised Non-executive Directors, the CEO and Group Executives who reported to the CEO and/or led significant parts of the business.

CEO and Group Executives

Name	Position	Term as KMP

Gail Kelly	Managing Director & Chief Executive Officer	Full Year

Group Executives

John Arthur	Chief Operating Officer	Full Year

Peter Clare[1]	Chief Executive Officer, Westpac New Zealand Limited	Part Year

Philip Coffey [2]	Deputy Chief Executive Officer	Full Year

Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year

David Curran[3]	Chief Information Officer	Part Year

George Frazis	Chief Executive Officer, St.George Banking Group	Full Year

Brian Hartzer	Chief Executive, Australian Financial Services	Full Year

Alexandra Holcomb[4]	Chief Risk Officer	Part Year

Peter King[5]	Chief Financial Officer	Part Year

Christine Parker	Group Executive, Human Resources & Corporate Affairs	Full Year

Greg Targett[6]	Chief Risk Officer	Part Year

Rob Whitfield	Group Executive, Westpac Institutional Bank	Full Year

Jason Yetton	Group Executive, Westpac Retail & Business Banking	Full Year

Non-executive Directors

Name	Position	Term as KMP

Lindsay Maxsted	Chairman	Full Year

John Curtis[7]	Deputy Chairman	Part Year

Elizabeth Bryan	Director	Full Year

Gordon Cairns[8]	Director	Part Year

Ewen Crouch	Director	Full Year

Alison Deans[9]	Director	Part Year

Robert Elstone	Director	Full Year

Peter Hawkins	Director	Full Year

Peter Marriott	Director	Full Year

Ann Pickard	Director	Full Year

1           Peter Clare resigned effective 12 August 2014.

2           Philip Coffey was the Chief Financial Officer prior to his appointment as Deputy Chief Executive Officer on 1 April 2014.

3           David Curran was appointed Chief Information Officer effective 8 September 2014.

4           Alexandra Holcomb was General Manager, Global Transactional Services prior to her appointment as Chief Risk Officer on 1 August 2014.

5           Peter King was the Deputy Chief Financial Officer prior to his appointment as Chief Financial Officer on 1 April 2014.

6           Greg Targett stepped down from the role of Chief Risk Officer on 31 July 2014 and will retire from the Group on 14 November 2014.

7           John Curtis retired on 25 April 2014.

8           Gordon Cairns retired on 13 December 2013.

9           Alison Deans was appointed on 1 April 2014.

56	2014 Westpac Group Annual Report

Directors’ report

3. Remuneration snapshot 2014

This section provides an overview of the Group’s remuneration arrangements during the 2014 financial year.

3.1. Remuneration strategy, principles and framework

Executive remuneration framework

The CEO and Group Executives are remunerated based on a Total Reward framework:

The target pay mix was adopted in 2012 and will be progressively implemented for existing Group Executives as their remuneration increases. In 2014, Christine Parker and Jason Yetton received increases as their remuneration was significantly below their peers and competitor organisations. The increase was applied in line with the target pay mix. In 2014, the remuneration of Brad Cooper was adjusted to better reflect the target pay mix, with a higher proportion of his total remuneration directed to the long-term incentive. He did not receive an increase.

The Total Reward framework has three components and, in aggregate, is benchmarked against relevant financial services competitors:

Fixed remuneration – takes into account the size and complexity of the role, individual responsibilities, experience, skills and disclosed market-related pay levels within the financial services industry;

Short-term incentive (STI) – is determined based on an STI target set using similar principles to those used for fixed remuneration, and on individual, divisional and Group performance objectives for the year. Performance is measured against risk-adjusted financial targets and non-financial targets that support the Group’s strategy; and

Long-term incentive (LTI) – is designed to align the total remuneration of executives to the long-term performance of the Group and the interests of shareholders. The amount of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

3.2. Remuneration for all other employees

The remuneration strategy for all other employees remains aligned with our approach for Group Executives. In particular:

▪          fixed remuneration is aligned to the market and is reviewed annually;

▪          we provide superannuation for employees in Australia, New Zealand and some other countries in which we operate;

▪          employees have the opportunity to participate in an STI scheme designed to support the objectives of their division and the Group, including risk management. All employees who receive an STI award above a certain threshold have a portion of the award deferred; and

▪          eligible employees may receive an annual award of Westpac ordinary shares up to the value of $1,000 under the Employee Share Plan provided the Group meets at least one of two hurdles: an increase in share price or the achievement of a basket of strategic measures. The CEO, Group Executives and any other employee who received an STI award deferred into equity or an LTI award during the year are not eligible to receive an Employee Share Plan award for that year.

2014 Westpac Group Annual Report	57

4.    Executive remuneration

4.1. Remuneration structure and policy

a)   Fixed remuneration

Fixed remuneration comprises cash salary, salary sacrificed items and employer superannuation contributions.

The Group provides superannuation contributions in line with statutory obligations. Fixed remuneration is reviewed annually and is effective from 1 January each year taking into consideration:

▪          role and accountabilities;

▪          relevant market benchmarks within the financial services industry; and

▪          the attraction, motivation and retention of key executives.

The CEO’s fixed remuneration and incentive targets have been unchanged since January 2011.

b)   Short-Term Incentive (STI)

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The CEO and each Group Executive are assessed using a balanced scoreboard, combining both annual financial and non-financial objectives which support the Group’s strategic goals.

STI targets

The CEO’s STI target opportunity for 2014 remained at $3.6 million.

STI targets for Group Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year based on a range of factors including market competitiveness and the nature of each role. The STI targets for the 2014 performance year did not increase for the CEO and those Group Executives whose fixed remuneration remained unchanged in 2014. The STI awards for Group Executives are managed within the Group-wide variable reward pool.

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in our scoreboard measurement process. The maximum STI opportunity is 150% of target. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) in the assessment process.

STI structure 2014

The table below details how and when STI outcomes are delivered, and for deferred payments, the type of equity and the instrument used:

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

2   Rights to ordinary shares entitle the holder to Westpac ordinary shares at the time of vesting.

58	2014 Westpac Group Annual Report

Directors’ report

By deferring a portion of the STI in the form of restricted equity, incentive payments are better aligned with the interests of shareholders as the ultimate value of the deferred portion is tied to movements in share price over the restriction period. The deferred STI awards are allocated as restricted shares and, as they recognise past performance and are not subject to further performance conditions, attract dividend distributions over the vesting period.

If an executive resigns or retires, or otherwise leaves the Group before his or her securities vest, the Board has discretion in relation to how those securities are treated. If the executive leaves the Group to join another organisation, or is terminated for cause, his or her securities are generally forfeited. In other circumstances, the Board may elect to allow the securities to remain on foot for the balance of the relevant restriction period and then vest.

Securities are also subject to forfeiture at the Board’s discretion in the event of a material issue or financial mis-statement.

Details of deferred STI allocations granted in prior years, which have been exercised during the year ended 30 September 2014, are included in Section 6.4 of this Report.

STI structure 2015

For 2015, we have reduced the proportion paid as cash to 50% and increased the deferred STI proportion to 50% of the outcome. The deferral arrangements remain unchanged.

2014 Westpac Group Annual Report	59

c)   Long-Term Incentive (LTI)

The CEO and Group Executives are also eligible for an LTI award.

LTI structure 2014 and 2013

The following diagram and table sets out the key features of LTI awards made in December 2013 to the CEO under the CEO Performance Plan and to Group Executives under the Westpac Reward Plan. The LTI grants to be made for the 2014 remuneration period will follow the same format and subject to performance hurdles, will vest in 2017.

LTI structure 2015

Two key changes have been made to the LTI plan and the grants to be awarded to Group Executives for the 2015 remuneration period.

(i)               The performance vesting period will increase to four years.

The LTI grant will continue to be divided into two equal tranches which will vest as follows:

▪          TSR tranche – measured four years from the commencement date; and

▪          EPS tranche – measured three years from the commencement date (aligned with our business planning and forecasting cycle) and a one year holding lock applied to any rights which qualify for vesting. The EPS rights which satisfy the EPS hurdle, will vest at the completion of the fourth year from the commencement date.

60	2014 Westpac Group Annual Report

Directors’ report

The transition to a four year vesting cycle

We currently allocate LTI grants at the end of the remuneration year, applying a three year performance vesting timeline. For 2015 and going forward, the LTI grant will be made at the beginning of the remuneration year and a four year vesting performance period applied. The 2015 grant will be made in December 2014 and will be eligible to vest in 2018.

(ii)            A new weighted TSR performance hurdle will apply (50% of the allocation).

A peer group of 10 financial services companies will be retained to create a peer TSR index. The performance of our three major bank peers will be weighted as 50% of the index with the remaining seven companies 50%. Weighting the peer group this way provides a more balanced perspective recognising that, as one of four major Australian banks, our performance is measured primarily against that of our three peers, being the Australia and New Zealand Banking Group, Commonwealth Bank of Australia and National Australia Bank Limited.

At the completion of the four year performance period, each company’s TSR outcome will be multiplied by their weighting (16.67% for each major bank and 7.14% for each other financial company) and the 10 numbers added together to determine the peer weighted index.

In order for 50% of the TSR tranche to vest, the Group’s TSR outcome must at least equal the peer weighted index.

For 100% to vest, the Group’s TSR outcome must exceed the growth of the peer weighted index by a margin determined with reference to the 75th percentile performance1.

The following diagram sets out the key changes to the 2015 LTI awards to Group Executives under the Westpac Reward Plan, now renamed the Westpac Long Term Incentive (LTI) Plan:

1          21.55 (5% compound annual growth).

2014 Westpac Group Annual Report	61

LTI award opportunities

The CEO was granted an LTI award of $2.7 million for 2014 under the CEO Performance Plan, unchanged from 2013.

The award was received in the form of share rights under arrangements approved by shareholders at the 2013 Annual General Meeting.

Group Executives receive annual LTI awards in the form of share rights under the Westpac LTI Plan. A share right is not a Westpac share and does not attract the payment of dividends.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Group Executive.

CEO Performance Plan and Westpac Reward Plan – Granted after 1 October 2013
Equity instrument	Share rights – the Board has the discretion to satisfy vested grants and the allocation of subsequent shares to participants by either the issue of new shares or the on-market purchase of shares.
Determining the number of securities

The number of share rights each individual receives is determined by dividing the dollar value of the LTI award by the value of the share rights at the beginning of the performance assessment period (performance period).

The value of share rights is determined by an independent valuer taking as a starting point, the market price of Westpac shares at grant, and utilising a Monte Carlo simulation pricing model, applying assumptions based on expected life, volatility, risk-free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The value of a share right may be different for TSR hurdled share rights than for EPS hurdled share rights.

Performance hurdles

The CEO and Group Executives only receive value from their LTI awards where the performance hurdles are achieved. The two hurdles for the December 2013 grants are Westpac’s relative TSR and Cash EPS CAGR.

Relative TSR provides an external comparative measure of overall returns over a specified timeframe incorporating share price movements and assuming that dividends over the period have been reinvested. The TSR data is averaged over the three months preceding the measurement date.

The Cash EPS CAGR over a three year period was introduced as an earnings measure for grants made from October 2011 in response to feedback from investors and a subsequent independent review of our LTI performance hurdles. Cash EPS CAGR provides a measure of Westpac’s financial performance.

Together, the use of these two hurdles is intended to provide a balanced view of the Group’s overall performance and provide strong alignment with shareholder interests.

The two hurdles operate independently.

	TSR (50% of the allocation)	Cash EPS CAGR (50% of the allocation)

Westpac’s TSR percentile ranking must equal or exceed the 50th percentile of a defined group of comparator companies (peer group) over the performance period. The peer group is comprised of the top 10 selected Australian companies listed on the ASX in the financial services sector.

This measure provides a link with the creation of value for shareholders over the long term (up to three years). The companies in the 2014 peer group for the CEO Performance Plan and the Westpac Reward Plan are:

¾  AMP Limited;

¾  ASX Limited;

¾  Australia and New Zealand Banking Group Limited;

¾  Bendigo and Adelaide Bank Limited;

¾  Commonwealth Bank of Australia;

¾  Insurance Australia Group Limited;

¾  Lend Lease Group;

¾  Macquarie Group Limited;

¾  National Australia Bank Limited; and

¾  Suncorp Group Limited.

The Cash EPS CAGR measure focuses on growth in cash earnings over a three year performance period. A description of the process used to determine cash earnings is provided at Note 33 to the financial statements.

Westpac has a policy of not providing guidance to the market. Accordingly, the Board will advise specific cash EPS targets and the Group’s performance against target following the test date.

The cash EPS targets were developed with the assistance of an independent external advisor who was provided access to Westpac’s long-term business plan and analyst forecasts in regard to the long-term performance of Westpac and its peers.

62	2014 Westpac Group Annual Report

Directors’ report

CEO Performance Plan and Westpac Reward Plan – Granted after 1 October 2013
Targets are set for stretch performance

The Board considers the vesting profile as being appropriate as 100% vesting will only occur where Westpac is ranked third or better out of the total of 11 companies (including Westpac).

The TSR performance will be measured once at the completion of the three year performance period. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

The expensed value of the December 2012 and 2013 grants in Table 6.2 have been discounted to 50%, reflecting the Board’s current assessment of the probability of the threshold EPS hurdles being met and share rights vesting over time.

Who measures the performance hurdle outcomes?	To ensure objectivity and external validation, TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.

The Cash EPS CAGR will be determined by the Board based on the cash EPS disclosed in our results for the 2015 financial year in respect of the December 2012 awards, and 2016 in respect of the December 2013 awards.

Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the executive is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met.

For the CEO, all unvested securities will vest if the CEO leaves the Group due to sickness or in certain circumstances, such as within 12 months of a change of control of Westpac.

No re-testing	There is no re-testing on awards made since 2011. Any securities remaining unvested after the nominated measurement period and any post measurement holding lock period lapse immediately.
Treatment of securities

The Board has discretion in relation to performance share rights where the CEO or a senior executive resigns or retires, or otherwise leaves the Group before vesting occurs. This discretion enables the Board to vest the relevant securities or leave them on foot for the remainder of the performance period. In exercising its discretion, the Board will take into account all relevant circumstances including those surrounding the departure in question. The Board may also adjust the number of performance share rights downwards, or to zero (in which case they will lapse) where the circumstances of the departure warrant, or to respond to misconduct resulting in significant financial and/or reputational impact to Westpac.

Where a holder acts fraudulently or dishonestly, or is in material breach of his or her obligations under the CEO Performance Plan, or the Westpac Reward Plan and/or to the Group, unexercised performance share rights (whether vested or unvested) will lapse unless the Board determines otherwise.

Other long-term awards

The Restricted Share Plan and Westpac Performance Plan are used:

¾        to grant deferred STI awards to certain employees; and

¾        for one-off awards to attract Group Executives, executives or specialist employees to the Group or for retention in specific circumstances. Where awards are made on joining, these typically compensate for real value forfeited on leaving the previous employer which might otherwise deter that executive from joining the Group.

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

2014 Westpac Group Annual Report	63

4.2. Linking reward and performance

CEO performance objectives and key highlights

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO. These objectives are intended to provide a robust link between remuneration outcomes and the key drivers of long-term shareholder value. The STI objectives are set in the form of a scoreboard with targets and measures aligned to our strategic priorities cascaded from the CEO scoreboard to the relevant Group Executive scoreboard. The key financial and non-financial objectives for the CEO in the 2014 financial year, with commentary on key highlights are provided below:

Category	Weighting	Measure[1]	Performance Highlights
Return	20%	Economic Profit	¾ Delivered Economic Profit of $4.491 million, representing a 9% increase over 2013 and exceeding target underpinned by 8% growth in cash earnings and 5% growth in core earnings.
	20%	Return on Equity	¾ 16.4%, up 48bps on 2013 exceeding target.
Growth	20%	Customer Growth

¾        Westpac’s Institutional Bank retained its No.1 spot as Lead Domestic Bank for Transactional Banking for the eleventh year running and the No.1 spot amongst Australian banks for foreign exchange market share globally for the ninth year.

¾        St.George and Westpac Retail and Business Banking now rank ahead of the major banks in both Business and Consumer banking (being ranked No.4 in Consumer Banking in 2011).

¾    The Group is on track to achieve its MyBank goals with strong customer growth across our brands:
- 14% increase in customers new to Westpac; and
- 6% growth in customers with 4 or more products.

		Wealth Strategy	¾ The Group’s wealth penetration is at a historical high of 20.1%, further extending our market leading position. ¾ Funds under administration grew by 10% exceeding target.
		Asia Strategy	¾ Exceeded target for both underlying business performance and the acquisition of new customers.
		Lloyds Integration	¾ Business performance targets have been exceeded, with both cost and revenue synergies delivered.
Strength	10%	Adherence to Group Risk Appetite Statement (RAS)	¾ The Group has a strong capital position, improved liquidity and funding profiles, and an industry leading impairment charge while operating within our Group RAS.
	10%	Balance Sheet Strength and Sustainable Funding	¾ Ahead of target, we are well prepared for the new liquidity requirements which come into effect on 1 January 2015.
	10%	Women in Leadership	¾ The number of women in leadership positions has grown to 44% up from 2013 reflecting our continuing commitment, well on track to meet our goal of 50% women in leadership positions by 2017.
		Lost Time Injury Frequency Rate (LTIFR)	¾ Significant progress continues to be made in strengthening our safety culture with our LTIFR results across the Group improving 26% well ahead of target and our 2013 result.
Sustainability

¾   Strong progress on the Group’s sustainability agenda. Highlights include recognition as the Global 100 Most Sustainable Corporation at Davos in January 2014, being assessed as the most sustainable bank globally and in September 2014 Westpac led banks globally in the 2014 Dow Jones Sustainability Index.

Productivity	10%	Expense to Income Ratio	¾ The Group continues to lead the major Australian financial institutions with an Expense to Income Ratio of 41.6%.
		Revenue per Full Time Equivalent Employee (FTE)	¾ Delivered increased revenue per FTE, in line with target.
		Radical Simplification Program	¾ Material progress has been made in our digital capabilities, simplifying our technology, loan applications and processing times improving the ‘time to yes’.

1                     Individual measures will differ for each Group Executive.

64	2014 Westpac Group Annual Report

Directors’ report

Our primary financial measure is economic profit which the Board believes, in combination with return on equity, is the best measure of risk-adjusted returns and of the value created for shareholders. The remaining measures focus on ensuring that we remain strong; deliver targeted growth; and drive simplification, innovation and productivity while helping our customers, communities and people to prosper and grow. The final STI outcome for 2014 reflects the Board’s view of performance across all balanced scoreboard measures relative to planned outcomes, and the value the Group has delivered for our shareholders.

Aligning pay with performance and shareholder return

Graph 1 shows the CEO’s STI payment as a percentage of STI target and its relationship to our primary financial metric, economic profit, while Graph 2 shows the Group’s ROE performance being the other key financial metric. Graphs 3 and 4 show the Group’s TSR and EPS performance respectively, these being the LTI hurdles.

Application of discretion

The Board and the Remuneration Committee recognise that the scoreboard approach, while embracing a number of complementary performance objectives, will never entirely assess overall performance. The Remuneration Committee may therefore make discretionary adjustments, positive and negative, to the scoreboard outcomes for the CEO and Group Executives. The Remuneration Committee uses the following criteria to apply discretionary adjustments:

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

¾        comparison with the performance of the Group’s principal competitors;

¾        any major positive or negative risk management or reputational issue that impacts the Group;

¾        the quality of the financial result as shown by its composition and consistency;

¾        whether there have been major positive or negative aspects regarding the quality of leadership and/or behaviours consistent with our values; and

¾        any other relevant under or over performance or other matter not captured.

At the end of the year, the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Group Executive to the Board for approval, thereby ensuring the Board retains oversight of final awards.

2014 Westpac Group Annual Report	65

LTI performance outcomes

The following table provides the Group’s TSR, dividend, cash earnings per share and share price performance each year from 2010 to 2014:

	Years Ended 30 September
	2014	2013	2012	2011	2010
TSR – three years	102.03%	66.09%	25.61%	9.6%	3.7%
TSR – five years	103.74%	90.91%	20.03%	18.5%	51.5%
Dividends per Westpac share (cents)[1]	182	174	166	156	139
Cash earnings per Westpac share[2]	$2.45	$2.29	$2.16	$2.09	$1.98
Share price – high	$35.99	$34.79	$24.99	$25.60	$28.43
Share price – low	$30.00	$24.23	$19.00	$17.84	$20.56
Share price – close	$32.14	$32.73	$24.85	$20.34	$23.24

1            Does not include 20 cent special dividend determined in 2013.

2            Cash earnings are not prepared in accordance with AAS and have not been subject to audit.

The vesting outcomes for awards made to the CEO and Group Executives under the CEO Performance Plan and Westpac Reward Plan that reached the completion of the performance period during the financial year, are set out below.

TSR hurdle vesting outcomes

								Remain
		Commencement			TSR Percentile in	Vested	Lapsed	in Plan
Equity Instrument	Type of Equity	Date[1]	Test Date		Ranking Group	%	%	%

CEO Performance Plan	Performance share rights	21 December 2009	21 December 2013	[2]	60th percentile	70	-	30
		1 October 2010	1 October 2014	[2]	50th percentile	90	-	10
		1 October 2011	1 October 2014		70th percentile	90	10	-
Westpac Reward Plan	Performance share rights	1 October 2009	1 October 2014	[3]	50th percentile	90	10	-
		1 October 2010	1 October 2014	[2]	50th percentile	90	-	10
		1 October 2011	1 October 2014		70th percentile	90	10	-

1            Commencement date refers to the commencement of the performance period.

2            Second test date. There is no re-testing for awards granted since 2011.

3            Third test date. Unvested share rights lapsed.

Cash CAGR EPS hurdle vesting outcomes

		Commencement		Cash EPS CAGR	Vested	Lapsed
Equity Instrument	Type of Equity	Date[1]	Test Date	Performance	%	%
CEO Performance Plan	Performance share rights	1 October 2011	1 October 2014	5.40%	54	46
Westpac Reward Plan	Performance share rights	1 October 2011	1 October 2014	5.40%	54	46

1            Commencement date refers to the commencement of the performance period.

2011 Cash EPS CAGR hurdle

The Cash EPS CAGR hurdle for the 2011 LTI grant required the following conditions to be met over the three year vesting period:

¾        a minimum of 5% CAGR for 50% to vest;

¾        10% CAGR for 100% to vest; and

¾        straight-line vesting between 5% and 10% CAGR.

The Cash EPS CAGR range was developed prior to the allocation in December 2011, and reflected stretch targets in the context of both consensus analyst forecasts and the Westpac strategic plan and business forecasting. The performance range also reflected the forecast market and operating conditions in late 2011.

66	2014 Westpac Group Annual Report

Directors’ report

4.3. Remuneration outcomes for the CEO and Group Executives — Linking reward and performance

The following table has been prepared to provide shareholders with an outline of the remuneration which has been received for the 2014 performance year either as cash or in the case of prior equity awards, the value which has vested in 2014 (see note 4 below). Details in this table supplement the statutory requirements in Section 6.2. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with Australian Accounting Standards (AAS), this table shows the actual remuneration value received by executives and is not prepared in accordance with AAS.

	Fixed Remuneration[1]	2014 STI Cash Payment[2]	2014 Total Cash Payments[3]	Prior Year Equity Awards[4] Vested during 2014	Prior Year Equity Awards[4] Forfeited during 2014
	$	$	$	$	$
Managing Director & Chief Executive Officer
Gail Kelly	3,028,096	2,743,200	5,771,296	7,059,026	-
Group Executives
John Arthur	1,227,422	943,800	2,171,222	1,748,054	-
Philip Coffey[5]	1,414,941	1,120,080	2,535,021	2,110,115	-
Brad Cooper	1,084,752	1,123,200	2,207,952	2,390,267	-
David Curran[5]	66,207	-	66,207	-	-
George Frazis	950,264	1,161,600	2,111,864	1,790,578	-
Brian Hartzer[6]	2,258,792	1,162,500	3,421,292	5,995,138	-
Alexandra Holcomb[5]	137,179	101,864	239,043	-	-
Peter King[5]	433,428	337,212	770,640	-	-
Christine Parker	779,747	702,000	1,481,747	611,353	-
Rob Whitfield	1,811,809	1,152,000	2,963,809	2,113,287	-
Jason Yetton	959,924	702,000	1,661,924	792,549	-
Former Group Executives
Peter Clare[5]	1,061,962	-	1,061,962	1,616,222	4,178,640
Greg Targett[5]	1,115,262	690,000	1,805,262	1,755,951	-

1            Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation contributions.

2            The cash STI payment represents 60% of the 2014 STI outcome and will be paid in December 2014. The remaining 40% is deferred in the form of equity and will vest in equal tranches in October 2015 and 2016.

3           This is the addition of the first and second columns.

4            Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles which have vested in 2014 (refer Brian Hartzer below). The equity value has been calculated as the number of securities that vested during the year ended 30 September 2014, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested, less any exercise price payable.

5            Refer Section 2 of the Remuneration report for details.

6            Brian Hartzer, Chief Executive, Australian Financial Services (AFS), was recruited to the Group in late 2011 and commenced employment in June 2012. The value shown as vested equity above relates to a specific allocation made in 2012, and reflects equity foregone with his previous employer.

5. Non-executive Director remuneration

5.1. Structure and policy

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

Non-executive Director remuneration consists of the following components:

Remuneration Component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.
Committee fees	Cash	Additional fees are paid to Non-executive Directors for chairing or participating in Board Committees.
Employer superannuation contributions	Superannuation	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary company.

2014 Westpac Group Annual Report	67

Non-executive Director remuneration in 2014

Non-executive Director fee review — effective 1 October 2013

The Board reviewed the Non-executive Director fee framework in late 2013. On the basis of market data provided by Guerdon Associates, the Board approved a 4.8% increase to Non-executive Director base fees effective 1 October 2013. The Chairman and Deputy Chairman fees increased by 2.63% and 4.81% respectively. Remuneration Committee fees for both the Chairman and members increased by 8.3%. No other committee fees were increased. Non-executive Director fees were last increased in 2011.

Changes to Board and Committee composition

The following changes were made to Board and Committee composition:

¾        Ewen Crouch was appointed Chairman of the Remuneration Committee, replacing John Curtis, effective 25 April 2014;

¾        Alison Deans was appointed as a Non-executive Director to the Westpac Board effective 1 April 2014;

¾        Robert Elstone was appointed to the Remuneration Committee effective 1 April 2014;

¾        John Curtis retired effective 25 April 2014; and

¾        Gordon Cairns retired effective 13 December 2013.

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2014, $3.14 million (70%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions.

Fee framework

This section details the current Non-executive Director fee framework.

Base and committee fees

The following table sets out the Board and standing Committee fees

Annual Rate
Base Fee	$
Chairman	780,000
Deputy Chairman	283,000
Non-executive Directors	220,000
Committee Chairman Fees
Audit Committee	60,000
Risk & Compliance Committee	60,000
Remuneration Committee	52,000
Technology Committee	30,000
Committee Membership Fees
Audit Committee	30,000
Risk & Compliance Committee	30,000
Remuneration Committee	26,000
Technology Committee	15,000

Committee fees are not payable to the Chairman of the Board and members of the Nominations Committee.

Employer superannuation contributions

The Group pays superannuation contributions to Non-executive Directors of up to 9.50% of their fees (9.25% prior to 1 July 2014). The contributions are capped at the maximum compulsory superannuation contributions base prescribed under Superannuation Guarantee legislation. Employer contributions are paid into an eligible superannuation fund nominated by the Director.

Subsidiary Board and Advisory Board fees

Throughout the reporting period, additional fees of $35,000 were paid to Peter Hawkins as a member of the Bank of Melbourne Advisory Board.

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4(a) of the Directors’ report.

68	2014 Westpac Group Annual Report

Directors’ report

6. Required remuneration disclosures

6.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-term Benefits		Post Employment Benefits
	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Total
Name	$	$	$	$

Lindsay Maxsted, Chairman
2014	780,000	-	18,107	798,107
2013	760,000	-	16,870	776,870

Elizabeth Bryan
2014	314,677	-	18,107	332,784
2013	309,000	-	16,870	325,870

Ewen Crouch
2014	288,361	-	18,107	306,468
2013	174,646	-	11,372	186,018

Alison Deans[2]
2014	133,519	-	9,297	142,816

Robert Elstone[2]
2014	331,792	-	18,107	349,899
2013	310,096	-	16,870	326,966

Peter Hawkins
2014	310,000	35,000	18,038	363,038
2013	300,000	35,000	16,816	351,816

Peter Marriott
2014	288,635	-	18,107	306,742
2013	80,504	-	5,784	86,288

Ann Pickard
2014	276,000	-	18,107	294,107
2013	264,000	-	16,870	280,870

Former Non-executive Directors
John Curtis[2]
2014	206,973	-	10,386	217,359
2013	348,000	-	16,816	364,816

Gordon Cairns[2]
2014	57,323	-	3,722	61,045
2013	264,000	-	16,870	280,870

Total fees
2014	2,987,280	35,000	150,085	3,172,365
2013 [3]	2,872,554	63,941	138,559	3,075,054

1            Includes fees paid to the Chairman and members of Board Committees.

2            Refer Section 2 of the Remuneration report for details.

3           The total fees for 2013 reflect the prior year remuneration for the 2013 reported Non-executive Directors.

2014 Westpac Group Annual Report	69

6.2. Remuneration details – CEO and other Group Executives

This section sets out details of remuneration for the CEO and Group Executives for the 2014 financial year, calculated in accordance with AAS.

	Short-term Benefits			Post Employment Benefits		Share-based Payments
	Fixed Remu- neration[1]	STI (cash)[2]	Non- monetary Benefits[3]	Superann- uation Benefits[4]	Long Service Leave	Restricted Shares[5]	Options[6]	Share Rights[6]	Total[7]
Name	$	$	$	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Gail Kelly
2014	3,001,511	2,743,200	9,853	26,585	51,170	1,957,830	-	3,192,579	10,982,728
2013	2,964,957	2,656,800	11,026	25,032	51,108	1,621,079	-	1,848,328	9,178,330

Group Executives
John Arthur, Chief Operating Officer
2014	1,204,085	943,800	14,664	23,337	18,260	667,095	-	746,669	3,617,910
2013	1,175,117	951,600	14,293	23,727	18,260	484,297	-	441,316	3,108,610

Philip Coffey, Deputy Chief Executive Officer[8]
2014	1,387,582	1,120,080	3,169	27,359	21,079	931,706	-	876,119	4,367,094
2013	1,253,051	1,263,600	3,028	25,002	(254,682)	769,480	-	434,553	3,494,032

Brad Cooper, Chief Executive Officer, BT Financial Group
2014	1,053,638	1,123,200	2,052	31,114	24,585	958,854	-	874,737	4,068,180
2013	1,009,555	1,320,000	3,028	24,896	15,217	763,815	-	449,082	3,585,593

David Curran, Chief Information Officer[8]
2014	60,827	-	-	5,380	907	-	-	-	67,114
2013

George Frazis, Chief Executive Officer, St.George Banking Group
2014	923,004	1,161,600	13,488	27,260	15,221	845,403	-	641,432	3,627,408
2013	925,231	1,171,200	22,505	24,931	15,221	660,204	-	316,218	3,135,510

Brian Hartzer, Chief Executive, Australian Financial Services[9]
2014	2,234,087	1,162,500	3,169	24,705	33,487	590,484	-	500,913	4,549,345
2013	2,145,092	1,088,100	3,028	18,927	33,487	72,161	-	114,447	3,475,242

Brian Hartzer, Remuneration impact relating to recruitment
2014	-	-	1,024,117	-	-	978,087	-	-	2,002,204
2013	-	-	644,488	-	-	3,373,875	-	-	4,018,363

Alexandra Holcomb, Chief Risk Officer[8]
2014	132,303	101,864	214	4,876	463	86,361	-	38,656	364,737

Peter King, Chief Financial Officer[8]
2014	418,016	337,212	1,203	15,412	56,731	212,434	-	87,707	1,128,715

Christine Parker, Group Executive, Human Resources & Corporate Affairs
2014	758,661	702,000	2,052	21,086	12,177	483,827	-	267,532	2,247,335
2013	782,964	691,200	223,677	19,891	12,177	374,529	-	137,885	2,242,323

Rob Whitfield, Group Executive, Westpac Institutional Bank
2014	1,783,045	1,152,000	95,335	28,764	27,398	900,285	-	699,784	4,686,611
2013	1,744,159	1,171,200	299,326	24,678	27,373	827,911	-	359,415	4,454,062

Jason Yetton, Group Executive, Westpac Retail & Business Banking
2014	938,553	702,000	3,169	21,371	45,038	485,976	-	470,082	2,666,189
2013	790,984	649,800	3,028	19,374	12,170	434,004	-	243,598	2,152,958

70	2014 Westpac Group Annual Report

Directors’ report

	Short-term Benefits			Post Employment Benefits		Share-based Payments
	Fixed Remu- neration[1]	STI (cash)[2]	Non- monetary Benefits[3]	Superann- uation Benefits[4]	Long Service Leave	Restricted Shares[5]	Options[6]	Share Rights[6]	Total[7]
Name	$	$	$	$	$	$	$	$	$
Former Group Executives
Peter Clare, Chief Executive Officer, Westpac New Zealand Limited[8]
2014	1,058,461	-	121,213	3,501	-	73,169	-	305,078	1,561,422
2013	1,008,654	900,000	18,293	3,466	-	183,193	-	682,595	2,796,201

Greg Targett, Chief Risk Officer[8]
2014	1,092,641	690,000	3,569	22,621	17,115	508,607	-	629,472	2,964,025
2013	1,296,512	841,800	3,028	24,810	20,549	485,315	-	388,659	3,060,673

1            Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc., and any associated fringe benefits tax (FBT)) and an accrual for annual leave entitlements.

2            2014 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2014.

3            Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

4            The CEO and Group Executives are provided with insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

5            The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2014 reporting year (and 2013 year as comparison).
The equity granted to Brian Hartzer on his recruitment in 2012 relates to equity foregone with his previous employer and will be forfeited if Mr Hartzer resigns or is terminated for cause before the vesting dates.

6            Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2014. Details of prior years’ grants have been disclosed in previous Annual Reports.

7            The percentage of the total remuneration which is performance related (i.e. STI cash plus share based payments) was: Gail Kelly 72%, John Arthur 65%, Peter Clare 24%, Philip Coffey 67%, Brad Cooper 73%, David Curran 0%, George Frazis 73%, Brian Hartzer 49%, Alexandra Holcomb 62%, Peter King 56%, Christine Parker 65%, Greg Targett 62%, Rob Whitfield 59% and Jason Yetton 62%. The percentage of total remuneration delivered in the form of options (including share rights) was: Gail Kelly 29%, John Arthur 21%, Peter Clare 20%, Philip Coffey 20%, Brad Cooper 22%, David Curran 0%, George Frazis 18%, Brian Hartzer 8%, Alexandra Holcomb 11%, Peter King 8%, Christine Parker 12%, Greg Targett 21%, Rob Whitfield 15% and Jason Yetton 18%.

8            Refer Section 2 of the Remuneration report for details. Remuneration details for newly appointed KMP are from the date of appointment.

9            Brian Hartzer’s remuneration for 2014 has been separated into two elements consistent with the approach adopted in 2013. The first line represents his remuneration as the Chief Executive AFS for 2014 and the second line represents the elements which have been incurred as a result of the buy-out of equity forfeited on his resignation from his previous employer. The second line includes $542,834 in relocation benefits and $481,283 FBT expenses on his relocation from London.

2014 Westpac Group Annual Report	71

6.3. STI allocations for the CEO and Group Executives

This section sets out details of STI awards for the CEO and Group Executives for the 2014 financial year.

	STI Target	Maximum STI[1]	STI Portion Paid in Cash[2]			STI Portion Deferred[3]
	$	%	%		$	%		$
Managing Director & Chief Executive Officer
Gail Kelly	3,600,000	150	60	2,743,200		40	1,828,800
Group Executives
John Arthur	1,300,000	150	60	943,800		40	629,200
Philip Coffey[4]	1,580,000	150	60	1,120,080		40	746,720
Brad Cooper	1,600,000	150	60	1,123,200		40	748,800
David Curran[4]	-	150	60	-		40	-
George Frazis	1,600,000	150	60	1,161,600		40	774,400
Brian Hartzer	1,550,000	150	60	1,162,500		40	775,000
Alexandra Holcomb[4]	158,667	150	60	101,864		40	67,909
Peter King[4]	493,000	150	60	337,212		40	224,808
Christine Parker	900,000	150	60	702,000		40	468,000
Rob Whitfield	1,600,000	150	60	1,152,000		40	768,000
Jason Yetton	975,000	150	60	702,000		40	468,000

Former Group Executives
Peter Clare[4]	-	150	60	-		40	-
Greg Targett[4]	958,333	150	60	690,000		40	460,000

1            The maximum STI potential is 150% of the individual STI Target.

2            60% of the STI outcome for the year is paid as cash in December 2014.

3            40% of the actual STI outcome is deferred in the form of restricted shares or share rights, half vesting on 1 October 2015 and the remainder vesting on 1 October 2016.

4            Refer Section 2 of the Remuneration report for details.

72	2014 Westpac Group Annual Report

Directors’ report

6.4. Movement in equity-settled instruments during the year

This table shows the details of movements during 2014 in the number and value of equity instruments for the CEO and Group Executives under the relevant plans:

Name	Type of Equity-based Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $

Managing Director & Chief Executive Officer
Gail Kelly	CEO Performance share rights	159,821	158,513	158,513	3,303,309	5,456,732	-
	Shares under the CEO Restricted Share Plan	57,358	55,133	-	1,767,339	-	-

Group Executives
John Arthur	Performance share rights	53,273	35,224	35,224	1,055,723	1,163,828	-
	Shares under Restricted Share Plan	20,544	17,682	-	633,010	-	-

Philip Coffey[7]	Performance options	-	-	329,358	-	4,414,523	-
	Performance share rights	50,313	35,224	35,224	997,073	1,163,828	-
	Shares under Restricted Share Plan	27,279	28,640	-	840,532	-	-

Brad Cooper	Performance share rights	44,394	44,031	44,031	879,772	1,454,818	-
	Shares under Restricted Share Plan	28,497	28,312	-	878,062	-	-

David Curran[7]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-

George Frazis	Performance share rights	32,555	29,354	29,354	645,156	969,878	-
	Shares under Restricted Share Plan	25,284	24,839	-	779,061	-	-

Brian Hartzer	Performance share rights	85,828	-	-	1,700,880	-	-
	Shares under Restricted Share Plan	23,490	176,681	-	723,784	-	-

Alexandra Holcomb[7]	Performance options	-	-	-	-	-	-
	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-

Peter King[7]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-

Christine Parker	Performance options	-	-	12,832	-	58,437	-
	Performance share rights	20,717	6,751	6,751	410,554	223,058	-
	Shares under Restricted Share Plan	14,922	11,752	-	459,783	-	-

Rob Whitfield	Performance options	-	-	156,232	-	2,110,786	-
	Performance share rights	35,515	35,224	35,224	703,806	1,163,828	-
	Shares under Restricted Share Plan	25,284	28,736	-	779,061	-	-

Jason Yetton	Performance options	-	-	196,989	-	2,162,819	-
	Performance share rights	38,475	9,393	9,393	762,471	310,352	-
	Shares under Restricted Share Plan	14,028	14,594	-	432,237	-	-

Former Group Executives
Peter Clare[7]	Performance options	-	-	81,799	-	908,004	-
	Performance share rights	29,595	27,005	27,005	586,492	895,827	4,178,640
	Unhurdled share rights	20,995	11,106	11,106	631,819	366,577	-
	Shares under Restricted Share Plan	-	10,805	-	-	-	-

Greg Targett[7]	Performance share rights	41,434	35,224	35,224	821,108	1,163,828	-
	Shares under Restricted Share Plan	18,173	17,921	-	559,954	-	-

1            No performance options were granted in 2014.

2            90% of unhurdled share rights granted in 2010 vested in October 2013 as assessed against the TSR performance hurdle.

3            Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

4            For share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of LTI grants made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed Group Executives in 2014, do not reconcile with the amount shown in the table in Section 6.2, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

2014 Westpac Group Annual Report	73

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

7            Refer Section 2 of the Remuneration report for details.

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to the CEO and Group Executives during 2014 calculated in accordance with Australian Accounting Standard AASB 2 Share-based Payment and is used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair
	Performance			Commencement			Value[2] per
Equity Instrument	Hurdle	Granted to	Grant Date	Date[1]	Test Date	Expiry	Instrument
CEO Performance Plan	Relative TSR	Gail Kelly	11 November 2013	1 October 2013	1 October 2016	1 October 2023	$14.26
share rights	Cash EPS CAGR		11 November 2013	1 October 2013	1 October 2016	1 October 2023	$28.41

Westpac Reward Plan	Relative TSR	All Group	4 December 2013	1 October 2013	1 October 2016	1 October 2023	$13.25
share rights	Cash EPS CAGR	Executives	4 December 2013	1 October 2013	1 October 2016	1 October 2023	$27.75

1            The commencement date is the start of the performance period. Awards to the CEO were approved by shareholders at the Annual General Meeting.

2            The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of Australian Accounting Standard AASB 2 Share-based Payment. The fair value of rights with Cash EPS CAGR hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods. For the purpose of allocating rights with Cash EPS CAGR hurdles, the valuation also takes into account the average Cash EPS CAGR outcome using a Monte Carlo simulation model. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

7. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each of these employment agreements provides for the payment of fixed and performance-based remuneration, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the current KMP are summarised below.

Term	Who	Conditions
Duration of agreement	¾ CEO and all Group Executives	¾ Ongoing until notice given by either party

Notice to be provided by the executive or the Group to terminate the employment agreement	¾ CEO and Group Executives	¾ 12 months[1]

	¾ Jason Yetton	¾ 6 months[1]

Termination payments to be made on termination without cause	¾ CEO and all Group Executives	¾ Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	¾ CEO, John Arthur, Brian Hartzer, Christine Parker, Greg Targett, Rob Whitfield and Jason Yetton	¾ Immediately for misconduct ¾ 3 months’ notice for poor performance

	¾ All other Group Executives	¾ Immediately for misconduct ¾ Standard contractual notice period for poor performance

Post-employment restraints	¾ CEO and all Group Executives	¾ 12 month non-solicitation restraint

1            Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

74	2014 Westpac Group Annual Report

Directors’ report

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

▪         Gail Kelly – In the event of death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac, all unvested restricted shares and share rights will vest. On immediate termination for misconduct, all restricted shares and share rights will be forfeited. In other circumstances, the Board has discretion in relation to performance share rights and unvested restricted shares where the CEO resigns or retires, or otherwise leaves the Group before vesting occurs. This discretion enables the Board to vest performance share rights or leave them on foot for the remainder of the vesting period, subject to performance hurdles. In relation to restricted shares, the discretion enables the Board to leave unvested restricted shares on foot for the remainder of the vesting period. In exercising its discretion, the Board will take into account all relevant circumstances including those surrounding the departure;

▪         Peter Clare – Provisions relating to his relocation from Sydney to Auckland;

▪         Brian Hartzer – Provisions relating to his relocation from London to Sydney; and

▪         Rob Whitfield – Provisions relating to accommodation in Sydney which ceased in January 2014.

8.    Non-executive Directors, CEO and Group Executives – Additional disclosures

8.1. Details of Westpac ordinary shares held by Non-executive Directors

Shareholdings

The following table sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20141.

Name	Number Held at the Start of Year	Other Changes During the Year	Number Held at the End of Year

Current Directors
Lindsay Maxsted	16,732	551	17,283
Elizabeth Bryan	25,353	1,448	26,801
Ewen Crouch[2]	37,903	273	38,176
Alison Deans[3]	n/a	9,000	9,000
Robert Elstone	10,000	-	10,000
Peter Hawkins[4]	15,218	-	15,218
Peter Marriott	20,000	-	20,000
Ann Pickard[5]	9,800	4,000	13,800

Former Non-executive Directors
John Curtis[3]	18,460	4	n/a
Gordon Cairns[3]	17,038	-	n/a

1      None of these shares include non-beneficially held shares.

2      In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.

3      The information relates to the period these individuals were Non-executive Directors. Refer Section 2 of the Remuneration report for details.

4      In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 1,370 Convertible Preference Shares at year end.

5      Ann Pickard’s relevant interests arise through holding 13,800 American Depositary Shares (ADS). One ADS represents one Westpac fully paid ordinary share.

2014 Westpac Group Annual Report	75

8.2. Details of Westpac equity holdings of Key Management Personnel

The following table sets out details of Westpac equity held by the CEO and Group Executives (including their related parties) for the year ended 30 September 20141:

Name	Type of Equity-based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Received on Exercise and/or Exercised During the Year	Number Lapsed During the Year	Other Changes During the Year	Number Held at the End of the Year	Number Vested and Exercisable at the End of the Year

Managing Director & Chief Executive Officer
Gail Kelly	Ordinary shares	1,876,588	57,358	158,513	-	(550,000)	1,542,459	-
	Performance options	-	-	-	-	-	-	-
	Performance share rights	711,956	159,821	(158,513)	-	-	713,264	-

Group Executives
John Arthur[2]	Ordinary shares	140,752	20,544	35,224	-	10,530	207,050	-
	Performance share rights	152,521	53,273	(35,224)	-	-	170,570	-

Philip Coffey[3]	Ordinary shares	318,314	27,279	364,582	-	(426,258)	283,917	-
	Performance options	329,358	-	(329,358)	-	-	-	-
	Performance share rights	176,535	50,313	(35,224)	-	-	191,624	-

Brad Cooper	Ordinary shares	56,623	28,497	44,031	-	-	129,151	-
	Performance options	196,785	-	-	-	-	196,785	196,785
	Performance share rights	187,075	44,394	(44,031)	-	-	187,438	-

David Curran[4,5]	Ordinary shares	n/a	-	-	-	-	-	-
	Performance share rights	n/a	-	-	-	-	-	-

George Frazis	Ordinary shares	100,640	25,284	29,354	-	-	155,278	-
	Performance share rights	134,616	32,555	(29,354)	-	-	137,817	-
	Unhurdled share rights	-	-	-	-	-	-	-

Brian Hartzer	Ordinary shares	178,612	23,490	-	-	(176,681)	25,421	-
	Performance share rights	30,780	85,828	-	-	-	116,608	-

Alexandra Holcomb[5]	Ordinary shares	n/a	-	50,595	-	(50,595)	60,601	-
	Performance options	n/a	-	-	-	-	70,544	70,544
	Performance share rights	n/a	-	-	-	-	50,493	-

Peter King[5]	Ordinary shares	n/a	-	-	-	(25,000)	51,956	-
	Performance share rights	n/a	-	-	-	-	37,545	-

Christine Parker	Ordinary shares	23,503	14,922	19,583	-	(28,832)	29,176	-
	Performance options	12,832	-	(12,832)	-	-	-	-
	Performance share rights	47,389	20,717	(6,751)	-	-	61,355	-
	Unhurdled share rights	-	-	-	-	-	-	-

Rob Whitfield	Ordinary shares	444,193	25,284	191,456	-	(369,962)	290,971	-
	Performance options	156,232	-	(156,232)	-	-	-	-
	Performance share rights	150,738	35,515	(35,224)	-	-	151,029	-

Jason Yetton	Ordinary shares	136,788	14,028	206,382	-	(196,989)	160,209	-
	Performance options	196,989	-	(196,989)	-	-	-	-
	Performance share rights	80,386	38,475	(9,393)	-	-	109,468	-

Former Group Executives
Peter Clare[5]	Ordinary shares	96,589	-	119,910	-	(71,250)	n/a	n/a
	Performance options	81,799	-	(81,799)	-	-	n/a	n/a
	Performance share rights	122,586	29,595	(27,005)	(125,176)	-	n/a	n/a
	Unhurdled share rights	22,942	20,995	(11,106)	-	-	n/a	n/a

Greg Targett[5]	Ordinary shares	194,685	18,173	35,224	-	2,659	n/a	n/a
	Performance share rights	157,911	41,434	(35,224)	-	-	n/a	n/a

1      The highest number of shares held by an individual in the above tables is 0.05% of total Westpac ordinary shares outstanding as at 30 September 2014.

2      In addition to holdings of ordinary shares, John Arthur and his related parties held interests in 1,000 Westpac Capital Notes and 885 Westpac Capital Notes 2 at year end.

3      In addition to holdings of ordinary shares, Philip Coffey and his related parties held interests in 20,000 Westpac Capital Notes 2 at year end.

4      David Curran and his related parties held interests in 965 Westpac Convertible Preference Shares at year end.

5      This information relates to the period these individuals were Key Management Personnel. Refer Section 2 of the Remuneration report for details.

76	2014 Westpac Group Annual Report

Directors’ report

8.3. Loans to Directors and other Key Management Personnel disclosures

All financial instrument transactions that have occurred during the financial year between Directors or other Key Management Personnel (KMP) and the Group are in the ordinary course of business on normal terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other KMP (including their related parties) of the Group are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year

Directors	8,789,573	308,297	-	3,866,378	2
Other KMP	6,048,376	576,334	-	14,575,662	8
	14,837,949	884,631	-	18,442,040	10

Individuals (including their related parties) with loans above $100,000 during the 30 September 2014 financial year are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness during the Year $

Directors
Lindsay Maxsted	1,170,000	73,249	-	2,341,735	2,396,109
Gordon Cairns[1]	1,475,386	20,488	-	n/a	1,916,088
Ewen Crouch	1,665,458	87,419	-	1,524,643	1,697,498
John Curtis[1]	4,478,729	127,141	-	n/a	4,513,388

Other KMP
Philip Coffey	250,000	83,072	-	2,394,000	2,452,000
Peter Clare[1]	814,208	15,103	-	n/a	2,768,829
Brad Cooper	2,237,554	130,511	-	3,996,192	3,996,192
George Frazis	299,382	17,233	-	228,225	299,382
Alexandra Holcomb[1]	n/a	30,328	-	2,918,498	4,256,558
Christine Parker	2,186,643	95,871	-	1,960,298	2,213,970
Rob Whitfield	-	188,282	-	2,750,454	9,741,532
Jason Yetton	199,000	9,271	-	300,000	2,770,187

1    This information relates to the period these individuals were Key Management Personnel. Refer Section 2 of the Remuneration report for details.

2014 Westpac Group Annual Report	77

10. Auditor

a)  Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2014, I declare that, to the best of my knowledge and belief, there have been:

a.     no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.     no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney 3 November 2014

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2013 and 2014 financial years are set out in Note 34 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $7.9 million in total (2013 $7.7 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2014 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

▪         all non-audit services have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of the auditor; and

▪         none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

78	2014 Westpac Group Annual Report

Directors’ report

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 3 November 2014	Gail Kelly Managing Director & Chief Executive Officer 3 November 2014

2014 Westpac Group Annual Report	79

This page is intentionally left blank

80	2014 Westpac Group Annual Report

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Other Westpac business information

Five year summary1

(in $millions unless otherwise indicated)	2014	2013	2012	2011	2010
Income statements for the years ended 30 September[2]
Net interest income	13,542	12,821	12,502	11,996	11,842
Non-interest income	6,395	5,774	5,481	4,917	5,068
Net operating income before operating expenses and impairment charges	19,937	18,595	17,983	16,913	16,910
Operating expenses	(8,547)	(7,976)	(7,957)	(7,406)	(7,416)
Impairment charges	(650)	(847)	(1,212)	(993)	(1,456)
Profit before income tax	10,740	9,772	8,814	8,514	8,038
Income tax expense	(3,115)	(2,947)	(2,812)	(1,455)	(1,626)
Profit attributable to non-controlling interests	(64)	(74)	(66)	(68)	(66)
Net profit attributable to owners of Westpac Banking Corporation	7,561	6,751	5,936	6,991	6,346
Balance sheet as at 30 September[2]
Loans	580,343	536,164	514,445	496,609	477,655
Other assets	190,499	164,933	164,167	173,619	140,622
Total assets	770,842	701,097	678,612	670,228	618,277
Deposits and other borrowings	460,822	424,482	394,991	370,278	337,385
Debt issues	152,251	144,133	147,847	165,931	150,971
Loan capital	10,858	9,330	9,537	8,173	9,632
Other liabilities	97,574	75,615	79,972	82,038	80,171
Total liabilities	721,505	653,560	632,347	626,420	578,159
Total shareholders’ equity and non-controlling interests	49,337	47,537	46,265	43,808	40,118
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	182	174	166	156	139
Special dividends per ordinary share (cents)	-	20	-	-	-
Dividend payout ratio (%)[3]	74.7	79.7	85.3	67.0	64.9
Return on average ordinary equity (%)	16.3	15.2	13.9	17.8	17.4
Basic earnings per share (cents)	243.7	218.3	194.7	233.0	214.2
Net tangible assets per ordinary share ($)[4]	11.57	11.09	10.49	9.96	8.96
Share price ($):
High	35.99	34.79	24.99	25.60	28.43
Low	30.00	24.23	19.00	17.84	20.56
Close	32.14	32.73	24.85	20.34	23.24
Business performance
Operating expenses to operating income ratio (%)	42.9	42.9	44.2	43.8	43.9
Net interest margin (%)	2.09	2.14	2.16	2.19	2.21
Capital adequacy
Total equity to total assets (%)	6.4	6.8	6.8	6.5	6.5
Total equity to total average assets (%)	6.7	6.9	6.9	7.0	6.6
APRA Basel III:
Common equity Tier 1 (%)[5]	9.0	9.1	8.2	n/a	n/a
Tier 1 ratio (%)[6]	10.6	10.7	10.3	9.7	9.1
Total capital ratio (%)[6]	12.3	12.3	11.7	11.0	11.0
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	2.5	4.1	5.6	6.3	6.2
Total provisions for impairment on loans and credit commitments to total loans (basis points)	60	73	82	88	105
Other information
Full-time equivalent staff (number at financial year end)[7]	33,586	33,045	33,418	33,898	35,055

1            Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2            The above income statement extracts for 2014, 2013 and 2012 and balance sheet extracts for 2014 and 2013 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2011 and 2010 and balance sheet extracts for 2012, 2011 and 2010 are derived from financial statements previously published.

3            Excludes special dividends.

4            Total equity attributable to owners of Westpac Banking Corporation, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

5            Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparatives are presented for other years. For further information, refer to Note 31 to the financial statements.

6            Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis. For further information, refer to Note 31 to the financial statements.

7            Full-time equivalent employees includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

82	2014 Westpac Group Annual Report

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

▪         information security breaches, including cyberattacks;

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

▪         the success of strategic decisions involving business expansion and integration of new businesses; and

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

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2014 and 30 September 2013 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2014, 2013 and 2012 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2014 is referred to as 2014 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.8737, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs

2014 Westpac Group Annual Report	83

purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Tuesday, 30 September 2014. The Australian dollar equivalent of New Zealand dollars at 30 September 2014 was A$1.00 = NZ$1.1195, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2010 to 30 September 2014.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

84	2014 Westpac Group Annual Report

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2014, 2013, 2012, 2011 and 2010 from our audited consolidated financial statements and related notes.

This information should be read together with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Accounting standards

The financial statements and other financial information included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with Australian Accounting Standards (AAS). Compliance with AAS ensures that the financial statements also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared in accordance with the accounting policies described in Note 1 to the financial statements.

Recent accounting developments

For a discussion of recent accounting developments refer to Note 1 to the financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principal accounting policies are disclosed in Note 1 to the financial statements. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed each of the assumptions and estimates with our Board Audit Committee (BAC). The following is a summary of the areas we consider involve our most critical accounting estimates. For more detail refer to Note 1 to the financial statements.

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

As at 30 September 2014, the fair value of trading securities, financial assets designated at fair value through profit or loss, loans designated at fair value, available-for-sale securities and life insurance assets was $102,254 million (2013: $103,113 million). The value of financial liabilities at fair value through income statement, deposits and other borrowings at fair value, debt issues at fair value and life insurance liabilities was $88,051 million (2013: $78,395 million). The fair value of outstanding derivatives was a net asset of $1,865 million (2013: $4,634 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,815 million (2013: $1,332 million) and $48 million (2013: $37 million), respectively. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

As at 30 September 2014, gross loans to customers were $583,516 million (2013: $539,806 million) and the provision for impairment on loans was $3,173 million (2013: $3,642 million).

Goodwill

Goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the identified net assets of acquired businesses. The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.

2014 Westpac Group Annual Report	85

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2014, the carrying value of goodwill was $9,112 million (2013: $8,868 million). Refer to Note 15 to the financial statements for further information.

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

The superannuation deficits across all our plans as at 30 September 2014 were in aggregate $315 million (2013: $245 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions and non-lending losses, impairment charges on credit commitments and surplus lease space. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows.

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. All our businesses predominantly operate in jurisdictions with similar tax rates to the Australian corporate tax rate. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Provisions for tax are held to reflect these tax uncertainties. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

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

86	2014 Westpac Group Annual Report

Review of Group operations

Income statement review

Consolidated income statement1

	Year Ended 30 September
	2014	2014	2013	2012	2011	2010
(in $millions unless otherwise indicated)	US$ [2]	A$	A$	A$	A$	A$
Interest income	28,175	32,248	33,009	36,873	38,098	34,151
Interest expense	(16,343)	(18,706)	(20,188)	(24,371)	(26,102)	(22,309)
Net interest income	11,832	13,542	12,821	12,502	11,996	11,842
Non-interest income	5,587	6,395	5,774	5,481	4,917	5,068
Net operating income before operating expenses and impairment charges	17,419	19,937	18,595	17,983	16,913	16,910
Operating expenses	(7,468)	(8,547)	(7,976)	(7,957)	(7,406)	(7,416)
Impairment charges	(568)	(650)	(847)	(1,212)	(993)	(1,456)
Profit before income tax	9,383	10,740	9,772	8,814	8,514	8,038
Income tax expense	(2,722)	(3,115)	(2,947)	(2,812)	(1,455)	(1,626)
Net profit for the year	6,661	7,625	6,825	6,002	7,059	6,412
Profit attributable to non-controlling interests	(55)	(64)	(74)	(66)	(68)	(66)
Net profit attributable to owners of Westpac Banking Corporation	6,606	7,561	6,751	5,936	6,991	6,346
Weighted average number of ordinary shares (millions)	3,098	3,098	3,087	3,043	2,997	2,960
Basic earnings per ordinary share (cents)	212.9	243.7	218.3	194.7	233.0	214.2
Diluted earnings per share (cents)[3]	208.6	238.7	213.5	189.4	223.6	207.1
Dividends per ordinary share (cents)	159	182	174	166	156	139
Special dividends per ordinary share (cents)	-	-	20	-	-	-
Dividend payout ratio (%)[4]	74.7	74.7	79.7	85.3	67.0	64.9

1         Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2         Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8737, the noon buying rate in New York City on 30 September 2014.

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

Overview of performance – 2014 v 2013

Net profit attributable to owners of Westpac Banking Corporation was $7,561 million, an increase of $810 million or 12% compared to 2013. Features of this result included a 7% increase in net operating income before operating expenses and impairment charges, a 7% increase in operating expenses and a 23% reduction in impairment charges.

Net interest income increased $721 million or 6% with total loan growth of 8% and customer deposit growth of 7%, while net interest margins reduced 5 basis points, mostly related to reduced Treasury income and higher liquid asset balances.

Non-interest income increased $621 million or 11% compared to 2013 due to growth in wealth management, insurance and banking fees.

Operating expenses increased $571 million or 7% compared to 2013, from operating and integration costs associated with the Lloyds acquisition, foreign exchange translation impacts, higher software amortisation and the Westpac Bicentennial Foundation grant of $100 million.

Impairment charges decreased 23% compared to 2013, following a continued reduction in stressed exposures, with lower new impaired assets and further write-backs. Australian Financial Services (AFS), Westpac Institutional Bank (WIB) and Westpac New Zealand all recorded lower impairment charges, while economic overlays were unchanged.

The effective tax rate was 29.0% in 2014 compared to 30.2% in 2013. The decrease reflects the release of provisions no longer required following the finalisation of prior period taxation matters.

2014 basic earnings per share were 243.7 cents per share compared to 218.3 cents per share in 2013.

The Board has determined a final dividend of 92 cents per ordinary share. The full year ordinary dividends of 182 cents represent an increase of 5% over ordinary dividends declared in 2013 and a pay-out ratio of 74.7%. The full year ordinary dividend is fully franked.

2014 Westpac Group Annual Report	87

Income statement review – 2014 v 2013

Net interest income – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Interest income	32,248	33,009	36,873
Interest expense	(18,706)	(20,188)	(24,371)
Net interest income	13,542	12,821	12,502
Increase/(decrease) in net interest income
Due to change in volume	802	430	556
Due to change in rate	(81)	(111)	(50)
Change in net interest income	721	319	506

Net interest income was $13,542 million in 2014, an increase of $721 million or 6% compared to 2013.

Net interest margins declined 5 basis points to 2.09% in 2014 from 2.14% in 2013. The lower net interest margin reflected increased competition in lending and lower Treasury revenue, which were partially offset by improved margins from retail and wholesale funding costs.

Total loans1 in 2014 were 8% higher compared to 2013, with the key feature being 7% growth in Australian housing loans. Loan growth had the following specific components:

▪         Australian housing loans increased $22.5 billion or 7%. The growth through the year reflected the Group’s focus on improving growth relative to system2 with enhancements to all elements of the mortgage process from application through to settlement;

▪         Australian business lending increased $10.6 billion or 8% driven by acquisition of Lloyds ($5.4 billion) and a rise in institutional lending mainly in property, infrastructure and natural resources. New lending was higher by 18% across Westpac RBB and St.George, with growth partially offset by business customers remaining cautious and paying down debt;

▪         Australian personal loans and cards increased $4.1 billion or 24% due to the acquisition of the Lloyds auto finance portfolio ($2.5 billion) and credit card growth. Customer card numbers increased due to competitive offers, product upgrades and the launch of new products throughout the year;

▪         other overseas loans increased $3.7 billion or 38% from growth in trade finance and term loans; and

▪         New Zealand lending increased $3.0 billion or 5%, driven primarily by mortgage growth.

Total deposits and other borrowings (deposits)1 increased $36.3 billion or 9% in 2014 compared to 2013. The growth in customer deposits3 of $26.6 billion or 7% was weighted to household deposits. Business deposit growth was lower, as the Group focused on deposits which are more efficient for liquidity purposes.

Deposit growth had the following specific components:

▪         Australian customer deposits increased $20.1 billion or 6%, with growth weighted to household deposits. AFS transaction account balances were 17% higher primarily in consumer;

▪         other overseas customer deposits increased $3.9 billion, with growth in term deposits primarily in Asia;

▪         New Zealand customer deposits increased $2.7 billion or 7%, primarily reflecting growth in consumer online deposits; and

▪         certificates of deposits increased $9.7 billion, reflecting increased short term funding to support growth in trade finance.

1            For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2014 to balances at 30 September 2013.

2            Source: Reserve Bank of Australia (RBA).

3            Customer deposits are a subset of total deposits. Certificates of deposit are excluded from total deposits to calculate customer deposits.

88	2014 Westpac Group Annual Report

Review of Group operations

Interest spread and margin – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Group
Net interest income	13,542	12,821	12,502
Average interest earning assets	647,362	599,869	577,745
Average interest bearing liabilities	606,553	560,470	540,527
Average net non-interest bearing assets, liabilities and equity	40,809	39,399	37,218
Interest spread[1]	1.90%	1.90%	1.87%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.19%	0.24%	0.29%
Net interest margin[3]	2.09%	2.14%	2.16%

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

Net interest margin was 2.09% in 2014, a decline of 5 basis points compared to 2013. Key drivers of the margin decrease were:

▪         a 8 basis point decline from asset spreads. The primary driver was the increase in competition from institutional lending, with mortgages and business spreads also lower;

▪         a 4 basis point decline from Treasury and Markets, reflecting lower returns from the management of the liquids portfolio and balance sheet management in Treasury;

▪         a 2 basis point decline as average levels of liquid assets increased $11.9 billion; and

▪         a 2 basis point decline due to lower returns on capital balances as hedge rates reduced relative to 2013; partially offset by

▪         a 11 basis point increase from lower retail and wholesale funding costs. This included:

–        a 6 basis point increase from lower wholesale funding costs as pricing for new long term senior issuance was lower than maturing deals, many of which were originated during the global financial crisis, and the non-recurrence of costs relating to the buyback of certain government guaranteed debt during 2013. This was partially offset by higher Additional Tier 1 capital costs as recent issuances are more expensive; and

–        a 5 basis point increase from customer deposit impacts, primarily due to improved term deposit spreads. This was partially offset by a lower hedging benefit on low interest deposits and lower working capital deposit spreads.

Non-interest income – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Fees and commissions	2,926	2,723	2,630
Wealth management and insurance income	2,254	1,944	1,791
Trading income	1,017	1,069	850
Other income	198	38	210
Total non-interest income	6,395	5,774	5,481

Non-interest income was $6,395 million in 2014, an increase of $621 million or 11% compared to 2013. The increase was primarily driven by higher fees and commissions, wealth management and insurance income and other income, partially offset by a decline in trading income.

Fees and commissions income was $2,926 million in 2014, an increase of $203 million or 7% compared to 2013. This increase was primarily due to:

▪         an increase in credit card fee income driven by higher interchange fees through greater customer spending in premium cards and growth in customer accounts (up 3%); and

▪         an increase in business lending fee income due to the acquisition of Lloyds and increased line fees and growth in the term lending portfolio.

Wealth management and insurance income was $2,254 million in 2014, an increase of $310 million or 16% compared to 2013. This increase was primarily due to:

▪         higher FUM/FUA related income of $172 million with the benefit from positive net flows and improved investment markets while margins remained stable;

▪         an increase in life insurance income of $74 million with in-force premiums rising 16% following expansion of the distribution network. Loss ratios were stable;

2014 Westpac Group Annual Report	89

▪         an increase in general insurance income of $58 million with gross written premiums rising 11% from new business growth with more customers choosing to insure through BTFG, higher premiums and retention rate improvements and a favourable claims experience from a decline in catastrophe and working claims; and

▪         an increase in performance fee income of $17 million from higher BTIM performance fees ($79 million), largely offset by reduction in Hastings performance fees ($62 million); partially offset by

▪         a decrease in lenders mortgage insurance income from lower written risk volume partly offset by lower claims consistent with decrease in portfolio size.

Trading income decreased by $52 million or 5% compared to 2013. Markets trading income was lower with higher customer related income in WIB, AFS and New Zealand offset by a negative CVA movement and lower Westpac Pacific income following the introduction of exchange rate controls in PNG impacting foreign exchange income.

Other income was $198 million in 2014, an increase of $160 million compared to 2013. This increase was primarily driven by a reduction in the loss on derivatives held for risk management of $91 million reflecting unrealised movements in the AUD/NZD exchange rate, higher rental income from operating leases acquired with Lloyds of $32 million, and a rise in income from asset sales of $30 million.

Operating expenses – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Salaries and other staff expenses	4,667	4,336	4,306
Equipment and occupancy expenses	1,502	1,370	1,278
Other expenses	2,378	2,270	2,373
Total operating expenses	8,547	7,976	7,957
Total operating expenses to net operating income ratio	42.9%	42.9%	44.2%

Operating expenses were $8,547 million in 2014, an increase of $571 million or 7% compared to 2013. Excluding foreign exchange translation impacts ($98 million) and the impact of Lloyds ($163 million), operating expenses increased $310 million or 4%. The key factors of this result were:

▪         the impact of investments which added $273 million or 3% to expense growth, including 1% from higher software amortisation and hardware depreciation; and

▪         Westpac Bicentennial Foundation grant of $100 million; partially offset by

▪         delivery of productivity initiatives.

Salaries and other staff expenses were $4,667 million in 2014, an increase of $331 million or 8% compared to 2013. Excluding the impact of Lloyds ($83 million) and foreign exchange translation impacts ($56 million) salaries and other staff expenses increased $192 million or 4%. This increase reflects:

▪         annual salary increases and additional staff to support the Group’s expansion in Bank of Melbourne and Asia; and

▪         higher performance related payments in the wealth business associated with higher performance fees earned; partially offset by

▪         delivery of productivity savings including supplier and simplification programs.

Equipment and occupancy expenses were $1,502 million in 2014, an increase of $132 million or 10% compared to 2013. This increase was driven by:

▪         software amortisation increased $90 million and hardware depreciation increased $11 million related to the Group’s investment program, including the impact of regulatory change, Asia and digital investments;

▪         impact of Lloyds; and

▪         an additional 16 Bank of Melbourne branches; partially offset by

▪         savings from property consolidation.

Other expenses were $2,378 million in 2014, an increase of $108 million or 5% compared to 2013. This increase was driven by:

▪         increased costs related to the Group’s investment program, including higher technology and professional services; and

▪         Westpac Bicentennial Foundation grant; partially offset by

▪         delivery of cost management initiatives including renegotiation with vendors and migration of customers from paper to
e-statements.

90	2014 Westpac Group Annual Report

Review of Group operations

Impairment charges – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Impairment charges	650	847	1,212
Impairment charges to average gross loans (basis points)	12	16	24

The improvement in asset quality continued throughout 2014 with stressed assets and the emergence of new impaired assets continuing to reduce. This improvement contributed to a $197 million reduction in impairment charges compared to 2013. The improvement in impairment charges was most evident in the corporate and business lending portfolios. Economic overlays were stable over 2014 with a balance of $389 million at 30 September 2014.

Impairment charges of $650 million were down $197 million or 23% compared to 2013 and represented 12 basis points of average gross loans.

Key movements included:

▪         new individually assessed provisions less write-backs and recoveries were $412 million lower than 2013, reflecting the continued reduction in new impaired assets across the Group; and

▪         total new collectively assessed provisions (CAPs) were $215 million higher than 2013. Write-offs were similar to the prior year, while other changes in CAPs were a smaller positive. Stressed assets have continued to improve although the rate of improvement has slowed resulting in a lower benefit to CAPs.

Income tax expense – 2014 v 2013

	2014	2013	2012
	$m	$m	$m
Income tax expense	3,115	2,947	2,812
Tax as a percentage of profit before income tax expense (effective tax rate)	29.0%	30.2%	31.9%

Income tax expense was $3,115 million in 2014, an increase of $168 million or 6% compared to 2013. The effective tax rate decreased to 29.0% in 2014, from 30.2% in 2013. The decrease was largely due to the finalisation of prior period taxation matters.

Overview of performance – 2013 v 2012

Net profit attributable to owners of Westpac Banking Corporation was $6,751 million in 2013, an increase of $815 million or 14% compared to 2012. The higher net profit for the year reflected a 3% increase in net operating income before operating expenses and impairment charges, flat operating expenses, and a 30% decrease in impairment charges.

Net interest income was $12,821 million in 2013, an increase of $319 million or 3% compared to 2012, reflecting growth in customer deposits of 10%, loan growth of 4% and lower margins.

Non-interest income was $5,774 million in 2013, an increase of $293 million or 5% compared to 2012, reflecting higher trading, wealth management and insurance income.

Operating expenses were $7,976 million in 2013, an increase of $19 million compared to 2012, as operating cost increases and higher investment costs were offset by expense reductions from delivery of productivity initiatives. In 2012, costs associated with the Group’s supplier program along with a litigation provision lifted reported expenses that year. There were no similar expense items in 2013.

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

2013 basic earnings per share were 218.3 cents per share compared to 194.7 cents per share in 2012. The increase in the number of shares on issue in 2013 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP) in December 2012.

The Board has determined a final dividend of 88 cents per ordinary share and a special dividend of 10 cents per ordinary share. The full year ordinary dividends of 174 cents represent an increase of 5% over the dividends declared in 2012 and a pay-out ratio of 80%. The total special dividends for 2013 are 20 cents. The total full year ordinary and special dividends are fully franked.

2014 Westpac Group Annual Report	91

Income statement review – 2013 v 2012

Net interest income – 2013 v 2012

Net interest income was $12,821 million in 2013, an increase of $319 million or 3% compared to 2012.

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

Total deposits and other borrowings (deposits)1 increased $29.5 billion or 7% in 2013 compared to 2012. Deposits increased 1% due to foreign exchange translation impacts of foreign denominated deposits. Growth in customer deposits2 exceeded growth in loans resulting in the deposit to loan ratio increasing 377 basis points.

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

Interest spread and margin – 2013 v 2012

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

2            Customer deposits are a subset of total deposits. Certificates of deposit are excluded from total deposits to calculate customer deposits.

92	2014 Westpac Group Annual Report

Review of Group operations

Non-interest income – 2013 v 2012

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

Trading income increased by $219 million or 26% compared to 2012. Increased market volatility saw more customers actively managing their risks, with Westpac well positioned to capture the increase in customer sales income. Credit valuation adjustment (CVA) 1 in 2013 was a benefit of $88 million, compared to a charge of $39 million in 2012.

Other income was $38 million in 2013, a decrease of $172 million or 82% compared to 2012. This decrease was primarily driven by the impact of hedging future Westpac New Zealand earnings of $86 million and hedging foreign operations of $80 million as a result of the depreciation of the Australian dollar against the New Zealand and US dollar.

Operating expenses – 2013 v 2012

Operating expenses were $7,976 million in 2013, an increase of $19 million compared to 2012. Excluding foreign exchange translation impacts, operating expenses decreased $27 million. The key factors of this result were:

▪         delivery of benefits from productivity initiatives and reduced costs associated with the supplier program; and

▪         a provision raised in 2012 relating to the Bell litigation not repeated in 2013; partially offset by

▪         higher investment costs which added 3% to expense growth, including 1% from higher software amortisation and hardware depreciation.

Salaries and other staff expenses were $4,336 million in 2013, an increase of $30 million or 1% compared to 2012. This increase reflects:

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

2014 Westpac Group Annual Report	93

Impairment charges – 2013 v 2012

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

Income tax expense – 2013 v 2012

Income tax expense was $2,947 million in 2013, an increase of $135 million or 5% compared to 2012. The effective tax rate decreased to 30.2% in 2013, from 31.9% in 2012.

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

Excluding the impact of the above adjustment, the effective tax rate for 2012 would have been 30.0%.

94	2014 Westpac Group Annual Report

Review of Group operations

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

	As at 30 September
	2014		2014	2013	2012	2011	2010
	US$m	[2]	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	22,507		25,760	11,699	12,523	16,258	4,464
Receivables due from other financial institutions	6,486		7,424	11,210	10,228	8,551	12,588
Derivative financial instruments	36,175		41,404	28,356	35,489	49,145	36,102
Trading securities and other financial assets designated at fair value and available-for-sale securities	71,585		81,933	79,100	71,739	69,006	55,599
Loans	507,046		580,343	536,164	514,445	496,609	477,655
Life insurance assets	9,617		11,007	13,149	11,907	7,916	12,310
All other assets	20,070		22,971	21,419	22,281	22,743	19,559
Total assets	673,486		770,842	701,097	678,612	670,228	618,277
Payables due to other financial institutions	16,282		18,636	8,836	7,564	14,512	8,898
Deposits and other borrowings	402,620		460,822	424,482	394,991	370,278	337,385
Other financial liabilities at fair value through income statement	16,806		19,236	10,302	9,964	9,803	4,850
Derivative financial instruments	34,545		39,539	32,990	38,935	39,405	44,039
Debt issues	133,022		152,251	144,133	147,847	165,931	150,971
Life insurance liabilities	8,420		9,637	11,938	10,875	7,002	11,560
All other liabilities	9,197		10,526	11,549	12,634	11,316	10,824
Total liabilities excluding loan capital	620,892		710,647	644,230	622,810	618,247	568,527
Total loan capital[3]	9,487		10,858	9,330	9,537	8,173	9,632
Total liabilities	630,379		721,505	653,560	632,347	626,420	578,159
Net assets	43,107		49,337	47,537	46,265	43,808	40,118
Total equity attributable to owners of Westpac Banking Corporation	42,337		48,456	46,674	44,295	41,826	38,189
Non-controlling interests	770		881	863	1,970	1,982	1,929
Total shareholders’ equity and non-controlling interests	43,107		49,337	47,537	46,265	43,808	40,118
Average balances
Total assets	644,025		737,124	688,295	665,804	628,428	607,677
Loans and other receivables[4]	489,088		559,789	516,482	501,118	476,083	469,999
Shareholders’ equity	40,607		46,477	44,350	42,605	39,378	36,434
Non-controlling interests	753		862	1,972	1,964	1,921	1,914

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8737, the noon buying rate in New York City on 30 September 2014.

3    This includes Westpac Capital Notes 2 (Westpac CN2) in 2014, Westpac Capital Notes (Westpac CN), Westpac Convertible Preference Shares (Westpac CPS) and 2004 Trust Preferred Securities (2004 TPS) in 2014 and 2013; Westpac Stapled Preferred Securities II (SPS II) in 2013; Westpac CPS, Westpac Stapled Preferred Securities (SPS), SPS II and 2004 TPS in 2012; and SPS, SPS II and 2004 TPS in 2011 and 2010.

4    Other receivables include other assets, cash and balances with central banks.

2014 Westpac Group Annual Report	95

Summary of consolidated ratios

	Year Ended 30 September
	2014	2014	2013	2012	2011	2010
(in $millions unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.09	2.09	2.14	2.16	2.19	2.21
Return on average assets[3]	1.03	1.03	0.98	0.89	1.11	1.04
Return on average ordinary equity[4]	16.3	16.3	15.2	13.9	17.8	17.4
Return on average total equity[5]	16.0	16.0	14.6	13.3	16.9	16.5
Capital ratio (%)
Average total equity to average total assets	6.4	6.4	6.7	6.7	6.6	6.3
Tier 1 ratio[6]	10.6	10.6	10.7	10.3	9.7	9.1
Total capital ratio[6]	12.3	12.3	12.3	11.7	11.0	11.0
Earnings ratios
Basic earnings per ordinary share (cents)[7]	212.9	243.7	218.3	194.7	233.0	214.2
Diluted earnings per ordinary share (cents)[8]	208.6	238.7	213.5	189.4	223.6	207.1
Dividends per ordinary share (cents)	159	182	174	166	156	139
Special dividends per ordinary share (cents)	-	-	20	-	-	-
Dividend payout ratio (%)[9]	74.7	74.7	79.7	85.3	67.0	64.9
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,138	1,302	1,323	1,604	1,867	1,300
Impairment charges on loans written off (net of recoveries) to average loans (bps)	23	23	25	32	38	27

1    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8737, the noon buying rate in New York City on 30 September 2014.

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

6    Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis. For further information, refer to Note 31 to the financial statements. For details on this ratio refer to Note 31 to the financial statements.

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

Balance sheet review

Assets – 2014 v 2013

Total assets as at 30 September 2014 were $770.8 billion, an increase of $69.7 billion or 10% compared to 30 September 2013. Significant movements during the year included:

▪         cash and balances with central banks increased $14.1 billion to facilitate same day settlements and additional liquid assets held in this form;

▪         receivables due from other financial institutions decreased $3.8 billion, primarily due to higher placement of physical securities collateral in lieu of cash relating to derivate movements;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities increased $2.8 billion, reflecting higher holdings of liquid assets;

▪         derivative assets increased $13.0 billion, driven by foreign currency translation impacts of the revaluation of cross currency swaps and forward contracts;

▪         loans grew $44.2 billion or 8%, which included acquisition of the Lloyds book ($7.9 billion). Australian loans increased $37.5 billion, New Zealand loans increased $3.0 billion and other overseas loans increased $3.7 billion; and

▪         life insurance assets decreased $2.1 billion as two managed funds were deconsolidated.

96	2014 Westpac Group Annual Report

Review of Group operations

Liabilities and equity – 2014 v 2013

Total liabilities as at 30 September 2014 were $721.5 billion, an increase of $67.9 billion compared to 30 September 2013. Significant movements during the year included:

▪         payables due to other financial institutions increased $9.8 billion, primarily due to repurchase activities relating to central bank exchange settlement accounts and placements from offshore central banks;

▪         deposits and other borrowings increased $36.3 billion. Australian deposits increased $20.1 billion, New Zealand deposits increased $2.7 billion, other overseas deposits increased $3.9 billion and certificates of deposits increased $9.7 billion;

▪         financial liabilities at fair value through the income statement increased $8.9 billion through increased funding of securities using repurchase agreements for market inventory;

▪         derivative liabilities increased $6.5 billion, driven by foreign currency translation impacts of the revaluation of cross currency swaps and forward contracts;

▪         debt issues increased $8.1 billion, with an increase of covered bond outstandings of $8.0 billion. Levels of senior debt and securitisation remained stable with maturing debt replaced with issuance;

▪         life insurance liabilities decreased $2.3 billion due to the deconsolidation of two managed funds and policyholder liability adjustments; and

▪         equity increased $1.8 billion from increased retained profits.

Loan quality 2014 v 2013

	As at 30 September
	2014	2013	2012
	$m	$m	$m
Total gross loans[1]	583,516	539,806	518,279
Average gross loans
Australia	492,670	467,835	455,753
New Zealand	58,428	50,112	45,911
Other overseas	13,125	8,807	6,930
Total average gross loans	564,223	526,754	508,594

1      Gross loans are stated before related provisions for impairment.

Total gross loans represented 76% of the total assets of the Group as at 30 September 2014, compared to 77% in 2013.

Australia and New Zealand average gross loans were $551.1 billion in 2014, an increase of $33.2 billion or 6% from $517.9 billion in 2013. This increase was primarily due to growth in Australian housing lending and institutional lending and the acquisition of the Lloyds portfolio.

Other overseas average loans were $13.1 billion in 2014, an increase of $4.3 billion or 49% from $8.8 billion in 2013. This was primarily due to growth in trade and term finance.

Approximately 14.5% of the loans at 30 September 2014 mature within one year and 23.3% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

2014 Westpac Group Annual Report	97

	As at 30 September
	2014	2013	2012	2011	2010
	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans[1]:
Gross	2,030	3,249	4,034	4,287	4,240
Impairment provisions	(862)	(1,363)	(1,463)	(1,487)	(1,677)
Net	1,168	1,886	2,571	2,800	2,563
Restructured loans:
Gross	93	156	153	129	132
Impairment provisions	(44)	(56)	(44)	(29)	(32)
Net	49	100	109	100	100
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	217	195	199	200	213
Impairment provisions	(141)	(135)	(134)	(147)	(155)
Net	76	60	65	53	58
Net impaired loans	1,293	2,046	2,745	2,953	2,721
Provisions for impairment on loans and credit commitments
Individually assessed provisions	867	1,364	1,470	1,461	1,622
Collectively assessed provisions	2,614	2,585	2,771	2,953	3,439
Total provisions for impairment on loans and credit commitments	3,481	3,949	4,241	4,414	5,061
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	44.8%	43.2%	37.4%	36.0%	40.7%
Total impaired loans to total loans	0.40%	0.67%	0.85%	0.92%	0.95%
Total provisions for impairment on loans and credit commitments to total loans	0.60%	0.73%	0.82%	0.88%	1.05%
Total provisions for impairment on loans and credit commitments to total impaired loans	148.8%	109.7%	96.7%	95.6%	110.4%
Collectively assessed provisions to non-housing performing loans	1.3%	1.4%	1.6%	1.7%	2.0%

1    Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2    Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $180 million as at 30 September 2014 (2013: $190 million, 2012: $171 million, 2011: $202 million, 2010: $244 million). This sum is compared to the total gross impaired loans to determine this ratio.

The quality of our loan portfolio improved during 2014, with total impaired loans as a percentage of total gross loans of 0.40% at 30 September 2014, a decrease of 0.27% from 0.67% at 30 September 2013.

At 30 September 2014, we had 5 impaired counterparties with exposure greater than $50 million, collectively accounting for 22% of total impaired loans. This compares to 8 impaired counterparties with exposure greater than $50 million in 2013 accounting for 20% of total impaired loans. There were 9 impaired exposures at 30 September 2014 that were less than $50 million and greater than $20 million (2013: 16 impaired exposures).

At 30 September 2014, 77% of our exposure was to either investment grade or secured consumer mortgage segment (2013: 77%, 2012: 76%, 2011: 76%) and 95% of our exposure as at 30 September 2014 in our core markets of Australia, New Zealand and the Pacific region (2013: 97%, 2012: 97%, 2011: 98%).

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 44.8% at 30 September 2014 compared to 43.2% at 30 September 2013. Total provisions for impairment on loans and credit commitments to total impaired loans represented 148.8% of total impaired loans as at 30 September 2014, up from 109.7% at 30 September 2013. Total provisions for impairments on loans and credit commitments to total loans was 0.60% at 30 September 2014, down from 0.73% at 30 September 2013 (2012: 0.82%).

Consumer mortgage loans 90 days past due at 30 September 2014 were 0.45% of outstandings, down from 0.51% of outstandings at 30 September 2013 (2012: 0.51%).

Other consumer loan delinquencies (including credit card and personal loan products) were 0.99% of outstandings as at 30 September 2014, a decrease of 5 basis points from 1.04% of outstandings as at 30 September 2013 (2012: 1.11%).

98	2014 Westpac Group Annual Report

Review of Group operations

Potential problem loans as at 30 September 2014 amounted to $1,421 million, a decrease of 12% from $1,619 million at 30 September 2013. The reduction of potential problem loans is due mainly to the upgrade or repayment of some of these assets.

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

Under APRA’s implementation of Basel III, Australian banks are required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, Tier 1 ratio of 6.0% and Total Regulatory Capital of 8.0%. Subject to certain limitations, Common Equity Tier 1 capital consists of paid-up share capital, retained profits and certain reserves, less the deduction of certain intangible assets, capitalised expenses and software, and investments and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as Additional Tier 1 or Tier 2 capital which includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt less a deduction for holdings of Westpac’s own subordinated debt and that of other financial institutions.

2014 Westpac Group Annual Report	99

Westpac’s regulatory capital ratios as at 30 September are summarised in the table below:

	2014	2013
	$m	$m
Common equity	47,137	45,361
Deductions from common equity	(17,413)	(17,392)
Total common equity after deductions	29,724	27,969

Additional Tier 1 capital	5,273	4,769
Net Tier 1 regulatory capital	34,997	32,738

Tier 2 capital	5,902	4,968
Deductions from Tier 2 capital	(198)	(50)
Total Tier 2 capital after deductions	5,704	4,918
Total regulatory capital	40,701	37,656

Credit risk:
On-balance sheet assets	199,921	185,023
Off-balance sheet assets	81,538	75,245
Equity risk	-	-
Market risk	8,975	9,059
Operational risk	29,340	27,299
Interest rate risk in the banking book	7,316	6,929
Other assets	4,297	3,817
Total risk weighted assets	331,387	307,372

Common Equity Tier 1 capital ratio	9.0%	9.1%
Additional Tier 1 capital ratio	1.6%	1.6%
Tier 1 capital ratio	10.6%	10.7%
Tier 2 capital ratio	1.7%	1.6%
Total regulatory capital ratio	12.3%	12.3%

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2014:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month
October (2013)	829,562	32.65	-	n/a
November (2013)	610,144	33.80	-	n/a
December (2013)	22,207,169	32.38	-	n/a
January (2014)	151,387	32.06	-	n/a
February (2014)	306,787	32.62	-	n/a
March (2014)	85,730	34.18	-	n/a
April (2014)	80,607	34.50	-	n/a
May (2014)	525,609	34.85	-	n/a
June (2014)	11,796,221	34.39	-	n/a
July (2014)	41,211	33.98	-	n/a
August (2014)	229,354	34.33	-	n/a
September (2014)	73,346	35.10	-	n/a
Total	36,937,127	33.12	-	-

100	2014 Westpac Group Annual Report

Review of Group operations

Purchases of ordinary shares during the year were made on market and relate to the following:

▪         to deliver to equity holders under the Dividend Reinvestment Plan (DRP): 30,782,829 ordinary shares;

▪         to deliver to eligible employees under the Employee Share Plan (ESP): 806,310 ordinary shares;

▪         to deliver to employees upon the exercise of options and performance share rights: 3,368,960 ordinary shares;

▪         treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 99,342 ordinary shares; and

▪         to allocate to eligible employees under the Restricted Share Plan (RSP): 1,879,686 ordinary shares.

Refer to Note 24 to the financial statements for a discussion of treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2014:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long-term debt[1]	26,981	45,716	29,349	18,384	120,430
Operating leases[2]	528	925	609	1,444	3,506
Other commitments[2]	687	842	267	-	1,796
Total contractual cash obligations	28,196	47,483	30,225	19,828	125,732

1            Refer to Note 22 to the financial statements for details of on balance sheet long-term debt.

2            Refer to Note 35 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2014:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,645	1,517	209	721	4,092
Trade letters of credit	2,783	178	-	-	2,961
Non-financial guarantees	5,221	1,718	357	1,909	9,205
Commitments to extend credit	60,719	33,309	17,003	48,100	159,131
Other commitments	513	134	-	116	763
Total commercial commitments	70,881	36,856	17,569	50,846	176,152

1            The numbers in this table are notional amounts (refer to Note 37 to the financial statements).

2014 Westpac Group Annual Report	101

Divisional performance

Divisional performance – 2014 v 2013

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

–   BT Financial Group (Australia), which we refer to as BTFG

▪         Westpac Institutional Bank, which we refer to as WIB; and

▪         Westpac New Zealand.

Other divisions in the Group include Westpac Pacific, Group Services, Treasury and Core Support.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac uses a measure of performance referred to as ‘cash earnings’. Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items. Cash earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 33 to the financial statements. To calculate cash earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

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

Outlined below are the current cash earnings adjustments to the statutory results:

1.             Trust Preferred Securities (TPS) revaluations – this adjustment related to TPS 2003 securities which were redeemed on 30 September 2013. Historically this adjusted for movements in economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment was required as these hybrid instruments were not fair valued, however, the hedges were fair valued and therefore there was a mismatch in the timing of income recognition in the statutory results. The mismatch was added back to statutory results in deriving cash earnings as it did not affect the Group’s profits over time.

2.             Treasury shares – under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

3.             Ineffective hedges – the (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4.             Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprises:

–               the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on statutory results but do not affect the Group’s cash earnings during the life of the hedge;

–               the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving cash earnings as they may create a

1            Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the AAS covering life insurance business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis.

102	2014 Westpac Group Annual Report

Divisional performance

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

5.             Gain/(loss) on buyback of Government guaranteed debt – the Group has bought back certain Government guaranteed debt issues which reduces Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result, the cost incurred is recognised at the time of the buyback. In cash earnings, the cost incurred is being amortised over the original term of the debt that was bought back consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between statutory results and cash earnings.

6.             Fair value amortisation of financial instruments – the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a cash earnings adjustment.

7.             Amortisation of intangible assets – the merger with St.George and the acquisitions of J O Hambro Capital Management (JOHCM) and Lloyds resulted in the recognition of identifiable intangible assets. These assets include intangibles related to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. The amortisation of intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

8.             Acquisition, transaction and integration expenses – costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not impact the earnings expected from the acquired businesses following the integration period.

9.             Bell litigation provision – during the year ended 30 September 2012, the Group recognised additional provisions in respect of the long running Bell litigation. This was treated as a cash earnings adjustment at the time due to its size, historical nature and because it did not reflect ongoing operations. In the current year, the Bell litigation has been settled and the release of provisions no longer required has also been treated as a cash earnings adjustment. There are no matters outstanding with the Bell case.

10.      Westpac Bicentennial Foundation grant – the Group provided a grant to establish the Westpac Bicentennial Foundation. The $100 million grant ($70 million after tax) has been treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations.

11.     Prior period tax provisions – during the year ended 30 September 2011, the Group raised provisions in respect of certain tax positions for transactions previously undertaken by the Group. A number of these matters have now been resolved, resulting in a release of the provisions which are no longer required. As the provisions raised were treated as a cash earnings adjustment, the release has been treated in a consistent manner.

12.      Supplier program – during the year ended 30 September 2012, the Group incurred and provisioned for expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses were not considered in determining dividends they were treated as cash earnings adjustments.

13.      Tax on Financial Arrangements (TOFA) tax consolidation adjustment – during the year ended 30 September 2012, taxation legislation was introduced that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups. The amendments had an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George, this adjustment was treated as a cash earnings adjustment due to its size and because it did not reflect ongoing operations.

2014 Westpac Group Annual Report	103

Cash earnings and assets by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2014, 2013 and 2012. Refer to Note 33 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash earnings by business division

	Years Ended 30 September
	2014	2013	2012
	$m	$m	$m
Australian Financial Services
Westpac Retail & Business Banking	2,582	2,355	2,158
St.George Banking Group	1,580	1,392	1,189
BT Financial Group (Australia)	895	773	685
Westpac Institutional Bank	1,468	1,575	1,418
Westpac New Zealand	790	632	553
Other divisions	313	336	561
Total Cash Earnings	7,628	7,063	6,564

Total assets by business division

	As at 30 September
	2014	2013	2012
	$bn	$bn	$bn
Australian Financial Services
Westpac Retail & Business Banking	276.5	261.9	255.3
St.George Banking Group	175.4	159.8	154.6
BT Financial Group (Australia)	31.8	32.2	30.5
Westpac Institutional Bank	118.9	97.2	97.8
Westpac New Zealand	65.9	61.5	48.6
Other divisions	102.3	88.5	91.8
Total assets	770.8	701.1	678.6

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported.

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

Overhead costs are allocated to revenue generating businesses.

104	2014 Westpac Group Annual Report

Divisional performance

Australian Financial Services

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group Australia. AFS also includes the product, marketing and risk management responsibilities for Australian retail banking and wealth.

Performance of AFS

	2014	2013	2012
	$m	$m	$m
Net interest income	9,905	9,277	8,699
Non-interest income	4,165	3,706	3,399
Net operating income before operating expenses and impairment charges	14,070	12,983	12,098
Operating expenses	(6,115)	(5,732)	(5,511)
Impairment charges	(671)	(780)	(863)
Profit before income tax	7,284	6,471	5,724
Income tax expense	(2,188)	(1,933)	(1,684)
Profit attributable to non-controlling interests	(39)	(18)	(8)
Cash earnings for the year	5,057	4,520	4,032
Net cash earnings adjustments	(147)	(150)	(151)
Net profit attributable to owners of Westpac Banking Corporation	4,910	4,370	3,881
	$bn	$bn	$bn
Deposits and other borrowings	279.2	259.0	239.3
Loans	454.9	423.7	412.0
Total assets	483.7	453.9	440.4
Total operating expenses to net operating income ratio	43.5%	44.2%	45.6%

Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service to consumer, small-to-medium enterprise (SME), commercial and agribusiness customers (with turnover of up to $100 million) in Australia under the Westpac brand.

Activities are conducted through Westpac RBB’s network of branches, third party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, financial markets, property finance and wealth specialists.

All revenue from wealth products sold to Westpac RBB customers is included in BTFG’s financial results. Westpac RBB also recognises 50% of revenue generated from the sale of specific WIB products as part of the WIB/AFS partnership.

Performance of Westpac RBB

	2014	2013	2012
	$m	$m	$m
Net interest income	5,958	5,655	5,309
Non-interest income	1,403	1,320	1,214
Net operating income before operating expenses and impairment charges	7,361	6,975	6,523
Operating expenses	(3,233)	(3,124)	(3,052)
Impairment charges	(437)	(486)	(429)
Profit before income tax	3,691	3,365	3,042
Income tax expense	(1,109)	(1,010)	(884)
Cash earnings for the year	2,582	2,355	2,158
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	2,582	2,355	2,158
	$bn	$bn	$bn
Deposits and other borrowings	163.3	150.1	138.5
Loans	270.6	256.4	250.3
Total assets	276.5	261.9	255.3
Total operating expenses to net operating income ratio	43.9%	44.8%	46.8%

2014 Westpac Group Annual Report	105

2014 v 2013

Westpac RBB delivered cash earnings of $2,582 million, up $227 million, or 10%.

Net interest income increased 5% from a 3% rise in average interest-earning assets and a 6 basis point improvement in margins:

▪         the 6 basis point rise in margins was due to improved deposit spreads, favourable deposit mix impacts and lower wholesale funding costs. Asset spreads were lower from competition for new lending, particularly in mortgages, along with an increase in fixed rate lending;

▪         lending increased $14.2 billion or 6%, mostly in mortgages. A focus on improving all elements of the mortgage process has contributed to a 6% rise in mortgages with growth skewed to the second half of the year; and

▪         deposits increased $13.2 billion or 9%, with most of the growth in higher quality, more stable balances particularly consumer savings and the transaction accounts of consumers and businesses.

Non-interest income was up 6%, with most of the rise due to a lift in cards income from higher customer activity. Business income was also higher from a rise in lending activity and from more businesses managing their financial markets risks, especially foreign exchange.

Operating expenses increased 3% with higher investment and regulatory change related spending and costs associated with increasing the number of customer facing employees. This was partially offset by productivity savings across the network.

There was a further improvement in asset quality over the year with business impaired assets as a percent of total committed exposure falling by one third and consumer delinquencies improved a further 3 basis points to 0.47%. As a result, impairment charges were 10% lower over the year.

For a discussion of the results of Westpac RBB for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

St.George Banking Group

St.George Banking Group (St.George) is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands.

Activities are conducted through St.George’s network of branches, third party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, automotive and equipment finance, financial markets, property finance, and wealth specialists.

All revenue from wealth products sold to St.George customers is included in BTFG’s financial results. St.George also recognises 50% of revenue generated from the sale of specific WIB products as part of the WIB/AFS partnership.

Performance of St.George

	2014	2013	2012
	$m	$m	$m
Net interest income	3,537	3,216	2,966
Non-interest income	518	469	492
Net operating income before operating expenses and impairment charges	4,055	3,685	3,458
Operating expenses	(1,560)	(1,402)	(1,328)
Impairment charges	(236)	(293)	(433)
Profit before income tax	2,259	1,990	1,697
Income tax expense	(679)	(598)	(508)
Cash earnings for the year	1,580	1,392	1,189
Net cash earnings adjustments	(125)	(128)	(129)
Net profit attributable to owners of Westpac Banking Corporation	1,455	1,264	1,060
	$bn	$bn	$bn
Deposits and other borrowings	93.5	88.6	80.9
Loans	168.4	152.7	147.6
Total assets	175.4	159.8	154.6
Total operating expenses to net operating income ratio	38.5%	38.0%	38.4%

106	2014 Westpac Group Annual Report

Divisional performance

2014 v 2013

St.George delivered cash earnings of $1,580 million, up 14%. The Lloyds business contributed $47 million to full year cash earnings.

Net interest income was up $321 million or 10%, supported by a 7% rise in average interest-earning assets and a 7 basis point improvement in margins:

▪         the rise in margins was mostly due to improved deposit spreads and lower wholesale funding costs. The inclusion of Lloyds was also positive for margins given the mix of its portfolio. These increases were partially offset by a reduction in spreads on new business and mortgage lending;

▪         lending was up $15.7 billion or 10%, excluding Lloyds loans increased $9.2 billion or 6%:

–  mortgages increased $8.9 billion (up 8%). Growth was achieved across all brands and proprietary channels, particularly in Bank of Melbourne;

–  business lending increased 12% over the period primarily due to the acquisition of Lloyds, excluding this, business lending was $0.4 billion lower principally from a further reduction in gearing from property related companies along with the work-out or exit of stressed assets; and

–  other lending increased 9% (excluding the impact of Lloyds) from good growth in auto loans, personal loans and credit cards.

▪         deposits were up $4.9 billion or 6%, with most of the increase in at call savings and transaction accounts. Term deposits declined 7% driven largely by business term deposits, as these customers preferred to hold balances in at call accounts. Consumer term deposits were up 3%. Acquiring the Lloyds book resulted in a 2 percentage point decline in the deposit to loan ratio.

Non-interest income was up $49 million or 10%, with around half of the rise due to Lloyds. Business fees were also higher reflecting the cost of providing facilities, including for undrawn commitments.

Operating expenses increased $158 million or 11%, with Lloyds contributing $86 million to the rise. Excluding Lloyds, expenses increased 5%. Ongoing costs were largely offset with productivity benefits with most of the increase due to investment, including:

▪         Bank of Melbourne expansion has added around $33 million to expenses over the year including new branches, increased employee numbers and a rise in depreciation and amortisation; and

▪         improving the customer experience including via new branch formats (FreshStart), and the Business Connect model for serving SME customers.

Impairment charges were down $57 million or 19% across both consumer and business facilities as asset quality has materially improved across business and consumer portfolios.

For a discussion of the results of St.George Banking Group for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

2014 Westpac Group Annual Report	107

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, platforms including BT Wrap and Asgard, private banking, financial planning as well as equity capability and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.

BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT Investment Management Limited (BTIM) (60.8% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, BT Select, Securitor and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

Performance of BTFG

	2014	2013	2012
	$m	$m	$m
Net interest income	410	406	424
Non-interest income	2,244	1,917	1,693
Net operating income before operating expenses and impairment charges	2,654	2,323	2,117
Operating expenses	(1,322)	(1,206)	(1,131)
Impairment (charges)/benefits	2	(1)	(1)
Profit before income tax	1,334	1,116	985
Income tax expense	(400)	(325)	(292)
Profit attributable to non-controlling interests	(39)	(18)	(8)
Cash earnings for the year	895	773	685
Net cash earnings adjustments	(22)	(22)	(22)
Net profit attributable to owners of Westpac Banking Corporation	873	751	663
	$bn	$bn	$bn
Deposits and other borrowings	22.4	20.3	19.9
Loans	15.9	14.6	14.1
Total assets	31.8	32.2	30.5
Funds under management	89.0	76.2	56.5
Funds under administration	112.7	102.7	87.9
Total operating expenses to net operating income ratio	49.8%	51.9%	53.4%

Cash earnings

	2014	2013	2012
	$m	$m	$m
Funds management business	539	429	378
Insurance	319	268	231
Capital and other	37	76	76
Total cash earnings	895	773	685

2014 v 2013

Cash earnings were $895 million, an increase of $122 million or 16%.

Funds Management cash earnings were up $110 million or 26%, driven by higher funds management performance fees (in BTIM), net flows onto Platforms and an increase in average FUM and FUA of 25% and 14% respectively. Advice income was up driven by an expanded planner network with continued focus on quality advice. The contribution from Private Wealth was also higher.

The Insurance contribution was up $51 million or 19%, supported by a rise in net earned premiums of 19% in Life Insurance and 14% in General Insurance. These increases were partially offset by a lower contribution from LMI.

Contribution from Capital and other was down significantly year on year mainly due to reduction in investment earnings from lower interest rates along with higher stamp duty costs.

For a discussion of the results of BTFG for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

108	2014 Westpac Group Annual Report

Divisional performance

Funds management business

	2014	2013	2012
	$m	$m	$m
Net interest income	365	339	339
Non-interest income	1,692	1,426	1,239
Net operating income before operating expenses and impairment charges	2,057	1,765	1,578
Operating expenses	(1,233)	(1,127)	(1,025)
Impairment (charges)/benefits	2	(1)	(1)
Profit before income tax	826	637	552
Income tax expense and non-controlling interests	(287)	(208)	(174)
Profit attributable to non-controlling interests
Cash earnings for the year	539	429	378
Net cash earnings adjustments	(22)	(22)	(22)
Net profit attributable to owners of Westpac Banking Corporation	517	407	356
Total operating expenses to net operating income ratio	59.9%	63.9%	65.0%

Cash earnings of $539 million were up $110 million or 26%, driven by a 17% increase in net operating income before operating expenses and impairment charges.

Net interest income was up 8% from higher lending and deposit volumes and stronger margins in Private Wealth.

Non-interest income increased $266 million, or 19%:

▪         FUM related revenue increased $105 million, up 23%, with a 25% rise in average FUM from inflows into Advance and Equity Income Funds, improved markets and positive foreign exchange movement impacts. FUM margins were little changed over the year;

▪         outperformance against benchmarks in a number of portfolios has led to a significant rise in performance fees received in BTIM and JOHCM (up $79 million);

▪         FUA revenue increased $47 million, up 11%, driven by good flows on platforms and improved markets. Average margins were flat over the year;

▪         Advice income increased $38 million or 12% from new business revenue generated by an expanded planner network with continued focus on quality advice and increasing customer facing time; and

▪         increased net flows into Advance, partially offset by lower equities income.

Operating expenses increased $106 million or 9% from:

▪         investment related costs, including the Panorama platform;

▪         an increase in performance fee related bonuses associated with BTIM and JOHCM; and

▪         other operating costs were up due to higher FTE costs associated with regulatory change and other volume related costs.

Insurance business

	2014	2013	2012
	$m	$m	$m
Net interest income	6	6	3
Non-interest income	525	437	387
Net operating income before operating expenses and impairment charges	531	443	390
Operating expenses	(75)	(59)	(60)
Profit before income tax	456	384	330
Income tax expense and non-controlling interests	(137)	(116)	(99)
Cash earnings for the year	319	268	231
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	319	268	231
Total operating expenses to net operating income ratio	14.1%	13.3%	15.4%

Cash earnings increased $51 million or 19%, due to higher revenue from the expanded distribution network, improved sales across the Group’s banking brands and lower General Insurance claims.

2014 Westpac Group Annual Report	109

Net operating income before operating expenses and impairment charges increased $88 million or 20%:

▪         the Life and General Insurance businesses continue to offer a range of solutions to help our customers protect their wealth. Life Insurance revenue increased $40 million or 17%, with in-force premiums rising 16%. General Insurance revenue increased $58 million with gross written premiums rising 11% from growth in new business and pricing initiatives.

▪         higher premiums in Life Insurance have been partially offset by a rise in net incurred claims consistent with the larger portfolio; while the value of lapses is higher, the lapse rates have remained flat and continue to be below industry averages;

▪         enhancements to the claims management processes in General Insurance have contributed to lower claims in 2014; and

▪         LMI revenue was down $10 million with the continued impact of the decision to de-risk the portfolio in 2009 and lower claims consistent with the decrease in portfolio size.

Operating expenses increased $16 million or 27%, in-line with increased volumes and higher FTE costs in claims management to support the growth of the portfolio.

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

Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

Performance of WIB

	2014	2013	2012
	$m	$m	$m
Net interest income	1,643	1,630	1,701
Non-interest income	1,518	1,633	1,454
Net operating income before operating expenses and impairment charges	3,161	3,263	3,155
Operating expenses	(1,207)	(1,115)	(1,030)
Impairment (charges)/benefit	136	89	(127)
Profit before income tax	2,090	2,237	1,998
Income tax expense	(622)	(662)	(580)
Cash earnings for the year	1,468	1,575	1,418
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,468	1,575	1,418
	$bn	$bn	$bn
Deposits and other borrowings	77.3	72.8	64.5
Loans	66.2	56.5	53.9
Total assets	118.9	97.2	97.8
Total operating expenses to net operating income ratio	38.2%	34.2%	32.6%

2014 v 2013

WIB delivered cash earnings of $1,468 million, down 7% ($107 million). The lower result was largely due to the impact of items that boosted 2013, in particular:

▪         CVA was a charge of $23 million in 2014, compared to an $87 million benefit in 2013, largely due to currency movements; and

▪        revenue associated with Hastings’ exit of listed infrastructure funds generated income of $115 million in 2013. This income was not repeated in 2014.

WIB’s cash earnings from all other activities increased $51 million or 4%. Customer revenue was up 6%. WIB has focused on meeting customer risk management needs and has delivered an uplift in lending and fee-related revenue.

Net interest income increased $13 million, or 1%, compared to 2013 with a 13% increase in average interest-earning assets partly offset by a 24 basis point decline in margins. While margin pressure was experienced on both assets and liabilities, competition was most intense for transactional deposits:

▪         lending grew $9.7 billion, or 17%, primarily in corporate lending and trade finance, with growth from Asia and the addition of Lloyds; and

▪         deposits increased $4.5 billion, or 6%, as WIB continued to build on its total relationship focus. Growth was particularly strong in term deposits.

110	2014 Westpac Group Annual Report

Divisional performance

Non-interest income decreased $115 million or 7%. 2013 included significant revenue associated with Hastings’ exit of listed infrastructure funds, and an $87 million CVA benefit compared to a $23 million CVA charge in 2014.

Excluding the impact of these items, WIB’s non-interest income was up $110 million reflecting:

▪         growth in markets income, from improved customer flows. Growth over the year was most prominent in FX and commodities, carbon and energy (FX&CCE);

▪         Lloyds contribution; and

▪         increase in other fees from additional lending and transaction volumes.

Operating expenses increased $92 million or 8%, mainly reflecting:

▪         an increase in WIB’s investment in Asia ($60 million), including building product and technology capabilities along with additional FTE and branch premises costs;

▪         Lloyds operating expenses ($15 million); and

▪         increased costs from regulatory change ($14 million).

Asset quality improved in 2014 and, as a result, impairments contributed a $136 million benefit, compared to an $89 million benefit in 2013. Write-backs and collectively assessed provision benefits continued in 2014, albeit at a lower rate than 2013, and new individually assessed provisions were significantly lower than 2013.

For a discussion of the results of WIB for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

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

The division operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also has its own infrastructure, including technology, operations and treasury.

Performance of Westpac New Zealand

	2014	2013	2012
	$m	$m	$m
Net interest income	1,455	1,281	1,201
Non-interest income	438	389	367
Net operating income before operating expenses and impairment charges	1,893	1,670	1,568
Operating expenses	(776)	(697)	(653)
Impairment charges	(24)	(97)	(148)
Profit before income tax	1,093	876	767
Income tax expense	(300)	(241)	(211)
Profit attributable to non-controlling interests	(3)	(3)	(3)
Cash earnings for the year	790	632	553
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	790	632	553
	$bn	$bn	$bn
Deposits and other borrowings[1]	44.1	41.4	33.5
Loans	57.7	54.7	47.4
Total assets[2]	65.9	61.5	48.6
Funds under management	4.9	3.9	2.9
Funds under administration	1.5	1.2	1.0
Total operating expenses to net operating income ratio	41.0%	41.7%	41.6%

1      Refers to total customer deposits in this table.

2      In 2014, total assets impacted by the transfer of $1.0 billion of assets to Westpac New Zealand from Group Businesses (Treasury).

2014 Westpac Group Annual Report	111

2014 v 2013

Westpac New Zealand delivered cash earnings of $790 million, up $158 million or 25%.

Net interest income increased $174 million or 14%, of which foreign exchange translation impacts contributed $146 million. Excluding foreign exchange impacts, net interest income increased $28 million due to average interest-earning assets increasing 5% and margins declining 6 basis points. Margins and average interest-earning assets were impacted by the inclusion of Treasury assets (transfer from Group Businesses) in Westpac New Zealand’s result in the second half of 2014. Adjusting for these assets, margins were 4 basis points lower and average interest-earning assets were 4% higher:

▪         drivers of the 4 basis point contraction in margin were:

–        reduced lending spreads as customers switched to lower spread fixed rate mortgages, continued intense competition and business stressed assets run-off; and

–        improved deposit spreads from active rate management, further portfolio optimisation and a reduction in wholesale funding costs.

▪         total lending increased $3.0 billion or 5%:

–        mortgages increased $2.1 billion or 6%, achieving 1.2 times system1 driven by good growth in mortgages with an LVR less than 80%; and

–        business lending increased $0.8 billion or 4%, with growth in targeted areas in particular agriculture lending 2.2 times system1.

▪         deposits increased $2.7 billion, up 7% with the deposit to loan ratio up 82 basis points to 76.5%. The majority of the growth was in at call and transaction accounts which increased $2.3 billion or 12%, primarily in online deposits, up $1.7 billion.

Non-interest income increased $49 million or 13%, driven by:

▪         foreign exchange impacts of $44 million; and

▪         increased insurance income and an uplift in fees earned from FUM/FUA growth, with balances up $1.3 billion or 25%, to $6.4 billion; partially offset by

▪         insurance recoveries associated with the Christchurch earthquake received in 2013, which were not repeated in 2014.

Operating expenses increased $79 million or 11%, of which foreign exchange translation impacts contributed $78 million.

A continued focus on disciplined cost management has supported investment in strategic priorities which are contributing to both an enhanced customer experience and productivity benefits. As a result the expense to income ratio was down 75 basis points in 2014 to 41.0%.

Impairment charges decreased $73 million or 75%, as asset quality continued to improve, with lower consumer delinquencies and the run-off and management of business stressed assets.

For a discussion of the results of Westpac New Zealand for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

1           Source: Reserve Bank of New Zealand (RBNZ).

112	2014 Westpac Group Annual Report

Divisional performance

Other divisions

Other divisions comprise:

Westpac Pacific

Westpac Pacific provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Westpac Pacific’s financial products include personal savings accounts, business transactional accounts, personal and business lending products, business services and a range of international products.

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

Group Items

Group Items includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions.

Performance of other divisions

	2014	2013	2012
	$m	$m	$m
Net interest income	493	724	962
Non-interest income	203	193	293
Net operating income before operating expenses and impairment charges	696	917	1,255
Operating expenses	(148)	(215)	(233)
Impairment charges	(91)	(59)	(74)
Profit before income tax	457	643	948
Income tax expense	(120)	(252)	(329)
Profit attributable to non-controlling interests	(24)	(55)	(58)
Cash earnings for the year	313	336	561
Net cash earnings adjustments	80	(162)	(477)
Net profit attributable to owners of Westpac Banking Corporation	393	174	84

2014 v 2013

Other divisions’ cash earnings were $313 million in 2014, down $23 million.

Net operating income before operating expenses and impairment charges decreased $221 million with Treasury income impacted by low market volatility, contributing to lower returns from the liquids portfolio and balance sheet management. The impact of exchange controls in PNG, and hedging of New Zealand earnings and offshore capital also reduced income. This was partially offset by an increase in profit from asset sales, with remaining shares in Visa sold in 2014.

Operating expenses were $67 million lower due to a reduction in defined benefits superannuation expense, employee provisions raised in 2013 that were not repeated and a decrease in centrally managed program costs.

Impairment charges of $91 million reflect an increase in centrally held economic overlay impairment provisions related to sectors in the economy undergoing structural change.

The effective tax rate reduced with the release of tax provisions no longer required, following the finalisation of prior period taxation matters. Non-controlling interests were lower by $29 million following the maturity of the 2003 TPS in 2013.

For a discussion of the results of this division for 2013 v 2012, refer to ‘Divisional performance – 2013 v 2012’.

1           Costs are allocated to other divisions, largely AFS and WIB.

2014 Westpac Group Annual Report	113

Divisional performance – 2013 v 2012

Westpac Retail & Business Banking

2013 v 2012

Westpac RBB cash earnings were $2,355 million in 2013, an increase of $197 million or 9% compared to 2012.

Net interest income increased by $346 million or 7% compared to 2012. This was driven by an increase in interest-earning assets and higher margins. Features of this result included:

¾        loans increased $6.1 billion or 2% compared to 2012, primarily due to:

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

¾        deposits increased $11.6 billion or 8% compared to 2012, primarily due to:

–        an increase in at call deposits of $16.9 billion or 21% compared to 2012, driven primarily by growth in consumer deposits (Reward Saver and mortgage offset accounts) and an increase in business deposits of $2.7 billion or 10% compared to 2012; partially offset by

–        a decrease in term deposits of 9% compared to 2012, as customers chose to hold their funds in at call accounts.

¾        margins increased 10 basis points to 2.33% compared to 2012, primarily driven by:

–        an increase in lending spreads (up 26 basis points), mostly from the repricing of mortgages and business loans to better reflect higher funding costs; and

–        decreased deposit spreads (down 14 basis points) due to continued competitive pricing in at call savings accounts, where most of the deposit growth has occurred.

Non-interest income increased $106 million or 9% compared to 2012, primarily due to:

¾        an increase in business lending fees, which have continued to be repriced to more appropriately reflect the cost of providing business facilities; and

¾        an increase in cards income due to volume driven interchange fee increases and an increase in the use of premium rewards cards, including Westpac Black.

Operating expenses increased $72 million or 2% compared to 2012, primarily due to:

¾        an increase in compliance and investment spending including software amortisation; and

¾        improved productivity across frontline roles, reduced full-time equivalent employees (FTE) and disciplined expense management offset by salary and wage increases, CPI increases and higher marketing costs associated with the new brand launch.

Impairment charges increased $57 million or 13% compared to 2012, primarily due to prior year benefitting from an improvement in asset quality, which led to a reduction in provisioning; this improvement was not matched in 2013.

St.George Banking Group

2013 v 2012

St.George cash earnings were $1,392 million in 2013, an increase of $203 million or 17% compared to 2012.

Net interest income increased by $250 million or 8% compared to 2012. This was driven by an increase in interest-earning assets and a 10 basis point improvement in margins. Features of this result included:

¾        loans increased $5.1 billion or 3% compared to 2012, primarily due to:

–        an increase in mortgages of $6.1 billion or 6% compared to 2012. Growth was across all brands particularly in Bank of Melbourne; partially offset by

–        a decrease in business lending of 5% compared to 2012 due to lower commercial property lending from the run off of existing facilities and from stressed assets refinanced out of the business.

¾        deposits increased $7.7 billion or 10% compared to 2012 with deposit growth more than fully funding loan growth over the year, primarily due to an increase in at call savings accounts with RAMS deposits contributing $1.3 billion of growth, offsetting a decrease in term deposits of $0.8 billion (down 2%); and

¾        margins increased 10 basis points to 2.22% compared to 2012, primarily due to:

–        an increase in lending spreads of 26 basis points, with mortgage repricing and improved business lending spreads to recover increases in funding costs; partially offset by

–        a decrease in deposit spreads of 16 basis points, as competition continued to see spreads on new deposits lower than the portfolio average.

Non-interest income decreased $23 million or 5% compared to 2012, primarily due to:

¾        lower financial markets income; partially offset by

¾        increased business lending fees.

Operating expenses increased $74 million or 6% compared to 2012, primarily due to:

¾        costs associated with the investment in Bank of Melbourne has added approximately $36 million in expenses including new branches, increased employee numbers and an increase in depreciation and amortisation; and

¾        the launch of new ‘Business Connect’ model for serving SME customers contributed to the increase along with increased technology costs; partially offset by

¾        productivity savings.

Impairment charges decreased $140 million or 32% compared to 2012, due to:

114	2014 Westpac Group Annual Report

Divisional performance

¾        a decrease in business impairment charges of $135 million compared to 2012, primarily due to the continued improvement in asset quality and lower levels of business stressed assets; and

¾        lower consumer impairment charges of $5 million compared to 2012, driven by improvements in delinquencies.

BT Financial Group (Australia)

2013 v 2012

BTFG cash earnings were $773 million in 2013, an increase of $88 million or 13% compared to 2012.

Net interest income decreased $18 million or 4% compared to 2012, primarily due to improved volumes and stronger margins in Private Wealth offset by a decline in margin lending balances.

Non-interest income increased $224 million or 13% compared to 2012, primarily due to:

¾        an increase in life insurance revenue with net earned premiums rising 21%, reflecting the expansion of distribution to the Independent Financial Advisor and aligned financial planner networks, partially offset by margin compression, a slight deterioration in lapse rates and an increase in claims consistent with the larger portfolio;

¾        an increase in general insurance revenue with gross written premiums rising 17% from annual pricing reviews, growth in new business through cross sell across the banking brands. Claim expenses have reduced compared to 2012;

¾        a decrease in lenders mortgage insurance revenue due to modest mortgage growth and the continued impact of the decision to de-risk the portfolio in 2009 and an increase in claims reflecting the work out of delinquent mortgages; and

¾        an increase in funds management income due to:

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

Operating expenses increased $75 million, or 7% compared to 2012, primarily due to:

¾        an increase in investment related costs of $45 million;

¾        an increase in performance fee related bonuses associated with BTIM and JOHCM of $17 million; and

¾        an increase in other operating costs due to higher FTE, costs associated with regulatory change and other volume related costs.

Westpac Institutional Bank

2013 v 2012

WIB cash earnings were $1,575 million in 2013, an increase of $157 million or 11% compared to 2012.

Net interest income decreased $71 million or 4% compared to 2012, primarily due to a 23 basis point decline in margins. While margin pressure was experienced on both assets and liabilities, competition was most intense for transactional deposit balances. Features of this result included:

¾        loans increased $2.6 billion or 5% compared to 2012, primarily in targeted areas of trade finance, with particularly good growth from Asia; and

¾        deposits increased $8.3 billion or 13% compared to 2012, as WIB continued to build its total relationship focus resulting in growth in term deposits and transactional deposits.

Non-interest income increased $179 million or 12% compared to 2012, primarily due to:

¾        an increase in markets income compared to 2012. Growth during the year was most prominent in interest rate products as customers sought to more actively manage their risk as interest rates declined, while movements in the currency increased customer demand for FX hedging products; and

¾        a benefit in credit valuation adjustment of $87 million compared to a charge of $58 million in 2012; partially offset by

¾        lower Hastings revenue primarily due to reduced performance fees.

Operating expenses increased $85 million or 8% compared to 2012, primarily due to:

¾        an increase in WIB’s investment in Asia, including building product and technology capabilities, along with additional FTE and branch premises; and

¾        performance-related payments associated with the gains from the Hastings business in the first half of 2013.

Asset quality improved in 2013, and as a result impairments contributed an $89 million benefit to earnings, compared to a $127 million charge in 2012. The high level of write-backs and collectively assessed provision benefits continued in 2013, with new individually assessed provisions lower than 2012.

Westpac New Zealand

2013 v 2012

Westpac New Zealand cash earnings were $632 million in 2013, an increase of $79 million or 14% compared to 2012.

Net interest income increased $80 million or 7% compared to 2012, of which foreign exchange translation impacts contributed $75 million. Excluding foreign exchange impacts, net interest income increased $10 million due to average interest-earning assets increasing, partially offset by margins declining 34 basis points. Margins and interest-earning assets were impacted by the inclusion of liquid assets in

2014 Westpac Group Annual Report	115

2013. Adjusting for these assets, margins were 10 basis points lower.

Features of this result included:

¾        loans increased $7.3 billion or 15% compared to 2012, primarily due to:

–        foreign exchange impacts of $5.6 billion; and

–        an increase in mortgages and business lending of $1.7 billion compared to 2012. Growth was predominantly in the targeted segment of loans with an LVR less than 80%.

¾        deposits increased $7.9 billion or 24% compared to 2012, primarily due to:

–        foreign exchange impacts of $4.2 billion; and

–        an increase in term deposits and other deposits, driven by growth in consumer online savings and business transaction accounts.

¾        margins reduced 10 basis points to compared to 2012. The 10 basis point contraction in underlying margins was primarily due to:

–        lending spreads were lower as competition increased and customers switched to lower spread fixed rate mortgage products; and

–        deposit spreads decreased due to competition and lower returns on non-interest bearing deposits.

Non-interest income increased $22 million or 6% compared to 2012, primarily due to:

¾        an increase in facility fees and wealth fees earned from FUM/FUA growth (up $1.2 billion); partially offset by

¾        the one-off insurance policy benefit received in 2012.

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

Impairment charges decreased $51 million or 34% compared to 2012, primarily due to:

¾        continued improvement in stressed assets; and

¾       a decrease in business individually assessed provision charges of 81% compared to 2012; partially offset by

¾        an increase in impairment charges on a small number of institutional customers.

Other divisions

2013 v 2012

Other divisions’ cash earnings were $336 million in 2013, a decrease of $225 million or 40% compared to 2012.

Net interest income decreased $238 million or 25% compared to 2012, primarily due to lower Treasury income. In the more stable credit spread environment, Treasury experienced lower returns on the liquid assets portfolio compared to 2012. Higher interest costs related to recent subordinated debt and hybrid issues also reduced net interest income.

Non-interest income decreased $100 million or 34% compared to 2012, primarily due to:

¾        profit from the sale of Visa shares in 2012 ($46 million) was not repeated;

¾        reduced research and development tax credits received ($57 million); and

¾        hedging of offshore earnings and cost of hedging offshore capital.

Operating expenses decreased $18 million or 8% compared to 2012, primarily due to lower spend on centrally managed programs.

Impairment charges decreased $15 million primarily due to a single large provision in Vanuatu in 2012, which was not repeated in 2013.

The effective tax rate increased from 34.7% in 2012 to 39.2% in 2013, primarily from the impact of higher non-deductible distributions on Westpac CPS and Westpac CN.

116	2014 Westpac Group Annual Report

Risk and risk management

Risk factors

Our business is subject to risks that can adversely impact our business, financial performance, financial condition and future performance. If any of the following risks occur, our business, financial performance, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the U.S. Securities and Exchange Commission (SEC). In other jurisdictions in which we operate, including the United Kingdom, Asia and various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply, we may be subject to fines, penalties or restrictions on our ability to do business. At a domestic level, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). In recent years, there have been significant increases in the quantum of fines issued by global regulators. Any such fines, costs and restrictions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and trade sanctions. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new standards for the management of liquidity risk. APRA has now incorporated much of the framework into its prudential standards. Further details on the Basel III framework are set out in Section 1 under ‘Information on Westpac’ and ‘Significant developments’.

During the year ended 30 September 2014 there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes new accounting and reporting standards which have been finalised, global OTC derivatives reform and the US Dodd-Frank legislation, including the Volcker Rule promulgated thereunder. The latter is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including non-US banks like Westpac. Other areas of proposed or potential change that could impact us include changes to tax legislation, regulation relating to remuneration, consumer protection and competition legislation, privacy and data protection, anti-bribery and corruption, anti-money laundering and counter-terrorism financing laws and trade sanctions. In addition, further changes may occur driven by policy, prudential or political factors. The Australian Government has commissioned a Financial System Inquiry with broad terms of reference. While a preliminary report has been released the final outcomes of this Inquiry are difficult to predict but may result in substantial regulatory changes, including additional capital requirements which could have a material impact on our business, prospects, financial performance or financial condition. Further details on the Inquiry are set out in Section 1 under ‘Significant developments’.

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

2014 Westpac Group Annual Report	117

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

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct, require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

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

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment has become more volatile and unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 30 September 2014, approximately 33% of our total funding originated from domestic and international wholesale markets, of this around 59% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits towards other asset or investment classes could increase our need for funding from other, potentially less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to ‘Liquidity risk’ in this section and Note 27 to the financial statements.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy. Should one sovereign default, there could be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the global financial crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

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

118	2014 Westpac Group Annual Report

Risk and risk management

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

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility and the negative outlook for global economic conditions. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

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

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

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

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value may show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to buyer concerns about decreases in values.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is a significant risk and arises primarily from our lending and derivatives activities. The risk arises from the possibility that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loan principal and interest.

We establish provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

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

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail

2014 Westpac Group Annual Report	119

and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Emerging competitors are increasingly utilising new technologies and seek to disrupt existing business models, including in relation to digital payment services.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

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

We are also highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee, contractor or external service provider engages in fraudulent conduct. We could incur losses from incorrect or fraudulent payments and settlements, particularly real-time payments. We could also incur losses from an unintentional or negligent failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. These may include client, product and business practice risks such as product defects and unsuitability, market manipulation, insider trading, misleading or deceptive conduct, and inadequate or defective financial advice. While we have policies and processes to manage the risk of human error and employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance, or financial condition.

Entities within the Group may be involved from time to time in legal proceedings arising from the conduct of their business. The Group’s material contingent liabilities are described in Note 37 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model.

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

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of organised crime have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

While Westpac has systems in place to detect and respond to cyberattacks, there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement significant measures to protect the security, integrity and confidentiality of our

120	2014 Westpac Group Annual Report

Risk and risk management

information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have recently suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (e.g. vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We continue to seek to strengthen and enhance our cybersecurity systems and investigate or remediate any information security vulnerabilities, investing additional resources as required to counter new and emerging threats as they continue to evolve.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage the risks to which we are subject, including liquidity risk, credit risk, market risk (such as interest rate, foreign exchange and equity risk), compliance risk, conduct risk and operational risk; all of which may impact the Group’s reputation.

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

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance and general insurance businesses, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of loss due to increases in policy benefits paid to customers arising from variations in the incidence or severity of insured events.

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

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

The risk of loss due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

2014 Westpac Group Annual Report	121

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

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

We could suffer losses due to impairment to capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2014, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

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

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or that the cash flows generated by the asset do not support the carrying value, an impairment will be recorded, adversely impacting the Group’s financial condition.

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

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may undertake strategic decisions which may include business expansion, including acquisitions of businesses. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) on 8 October 2014 and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the NSW Accountants Scheme). For matters occurring on or prior to 8 October 2014, the liability of PwC Australia may be subject to the limitations set forth in predecessor schemes. The current NSW Accountants Scheme expires on 8 October 2019 unless further extended or replaced.

The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising directly or vicariously from anything done or omitted by it in New South Wales in the performance of its professional services for us, including, without limitation, its audits of our financial statements. The maximum liability for audit work is $75 million or, in relation to matters occurring on or prior to 7 October 2007, $20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

In addition, there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation. Accordingly, liability for acts or omissions by PwC Australia in Australian states or territories other than New South Wales may be limited in a manner similar to that in New South Wales. These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to judicial consideration and therefore how the limitation might be applied by the courts and the effect of the limitation on the enforcement of foreign judgments are untested.

122	2014 Westpac Group Annual Report

Risk and risk management

Risk management

Westpac’s vision is to be one of the world’s great companies, helping our customers, communities and people to prosper and grow.

Effective risk management is one of the keys to achieving this goal. It influences our customer experiences and public perceptions, our financial performance, reputation and shareholder expectations, and thus our future success. We regard managing risk as a fundamental activity, performed at all levels of the Group.

The Risk Management Strategy is approved by the Board and reviewed by the Board Risk and Compliance Committee (BRCC) on an annual basis or more frequently where required by a material business or strategy change or a material change to the Group’s risk profile. It is owned by the Chief Executive Officer.

For further information regarding the role and responsibilities of the BRCC and other Board committees in managing risk, refer to ‘Corporate governance – Risk management’ in Section 1.

The CEO and Executive Team are responsible for implementing our Risk Management Strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

As outlined in the ‘Corporate governance’ section, we adopt a Three Lines of Defence approach to risk management which reflects our culture of ‘risk is everyone’s business’ and that all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. We embed risk culture and maintain an awareness of risk management responsibilities through regular communication, training and other targeted approaches that support our risk management framework.

For a comprehensive discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to ‘Corporate governance – Risk management’ in Section 1 and Note 27 to the financial statements.

Credit risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.

We have a framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle – origination, evaluation, approval, documentation, settlement, ongoing administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum serviceability standards and maximum loan to security value ratios. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the property or other acceptable collateral. Where we lend to higher loan to value ratios we typically also require lenders mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a mortgage over property and/or a general security agreement over business assets. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending we maintain loan origination and ongoing risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

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

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2014, our exposure to consumers comprised 71% (2013: 71%, 2012: 71%) of our on-balance sheet loans and 57% (2013: 57%, 2012: 57%) of total credit commitments. At 30 September 2014, 90% (2013: 90%, 2012: 91%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

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

2014 Westpac Group Annual Report	123

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, interest earning investments and monetary assets denominated in currencies other than the borrower’s or guarantor’s local currency, or the local currency of the Westpac branch or subsidiary holding the asset. They are grouped on the basis of the country of domicile of the borrower or the ultimate guarantor of the risk. The table below excludes irrevocable letters of credit, amounts of which are immaterial. The relevant foreign denominated currencies have been converted at the closing spot exchange rate used in the financial statements.

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2014
United States	5,151	3,438	488	9,077	1.2%
China	6	4,844	3,261	8,111	1.1%
Australia	2	2,556	3,692	6,250	0.8%
2013
United States	4,877	3,332	668	8,877	1.3%
Australia	6	2,981	3,808	6,795	1.0%
China	7	3,270	2,200	5,477	0.8%
2012
Australia	22	2,393	3,110	5,525	0.8%

Impaired assets among cross-border outstandings were $79 million as at 30 September 2014 (2013: $146 million, 2012: $125 million).

124	2014 Westpac Group Annual Report

Risk and risk management

Liquidity risk

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪         an inability to meet both expected and unexpected current and future cashflows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪         inadequate market depth or market disruption impacting the ability to offset or eliminate a position at the market price.

Liquidity risk is managed through our BRCC-approved Liquidity Risk Management Framework.

Refer to Note 27 to the financial statements for a more detailed discussion of our liquidity risk management policies.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2014:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program

Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 7.5 billion	WSNZL[1]	Euro Medium Term Note Program
USD 40 billion	WBC[2]	Global Covered Bond Program
EUR 5 billion	WSNZL[3]	Global Covered Bond Program

Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf

United States
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[1]	US Commercial Paper Program
USD 35 billion	WBC	US MTN Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelf

New Zealand

No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

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

2014 Westpac Group Annual Report	125

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

Refer to Note 27 to the financial statements for a more detailed discussion of our market risk management policies.

The table below depicts the aggregate Value at Risk (VaR), by risk type, for the year ended 30 September:

	Consolidated and Parent Entity
	2014			2013			2012
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Interest rate risk	30.7	6.3	15.6	30.8	9.1	16.7	29.0	10.5	18.4
Foreign exchange risk	7.6	1.2	3.0	5.7	0.5	2.1	8.0	0.8	3.3
Equity risk	0.7	0.1	0.3	0.8	0.1	0.3	1.8	0.2	0.5
Commodity risk[1]	2.9	1.3	2.0	6.1	1.2	2.9	5.1	1.0	2.5
Other market risks[2]	11.3	5.4	9.2	13.0	5.8	7.9	21.6	7.8	16.6
Diversification effect	n/a	n/a	(8.2)	n/a	n/a	(10.7)	n/a	n/a	(12.5)
Net market risk	40.2	9.5	22.0	35.4	12.5	19.2	41.2	16.8	28.8

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

126	2014 Westpac Group Annual Report

Risk and risk management

Operational risk and compliance risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events including legal risk but excluding strategic and reputation risk. It also includes, among other things, technology risk, model risk and outsourcing risk.

The way operational risk is managed has the potential to positively or negatively impact our customers, our employees, our financial performance and our reputation.

Compliance risk is the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us.

Compliance is focused on meeting our legal and regulatory obligations in each of the jurisdictions in which we operate by proactively managing compliance risk. Refer to ‘Corporate governance’ in Section 1 for information on our management of operational and compliance risk.

The Group’s Operational Risk Management Framework and Compliance Management Framework assist all divisions to achieve their objectives through the effective identification, assessment, measurement, management, monitoring, reporting, control and mitigation of their risks. The Operational Risk Management Framework defines the organisational and governance structures, roles and responsibilities, principles, policies, processes and systems that we use to manage operational risk. The Compliance Management Framework defines the principles, policies and processes, systems, and roles and responsibilities that we use to meet our obligations under the law, based on the letter and spirit of the regulatory standards that apply to the Group. The Frameworks are underpinned by a culture of individual accountability and responsibility, based on a Three Lines of Defence model. This is discussed in further detail in Note 27 to the financial statements.

Other risks

Business risk and risks arising from our strategic objectives and business plans

The risk associated with the vulnerability of a line of business to changes in the business environment, strategic risk and risks specific to our business plans and objectives.

Sustainability risks

The risk of damage to Westpac’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability-related environmental, social or governance issues.

The Group has in place a Sustainability Risk Management Framework that is supported by a suite of key supporting policies and position statements. These include the Principles for Doing Business, Principles for Responsible Lending, ESG Credit Risk Policy, Climate Change and Environment Position Statement and Action Plan and sensitive sector position statements, and Sustainable Supply Chain Management Code of Conduct and Framework, many of which are publicly available. The Sustainability Risk Management Framework was reviewed and updated in 2014.

Westpac is also a signatory to a number of voluntary principles-based frameworks that guide the integration of ESG-related issues into investment analysis. These include the Equator Principles covering project finance activities and the Principles for Responsible Investment covering investment analysis.

Equity risk

The potential for financial loss arising from adverse movements in equity values. Equity risk can be direct, indirect or contingent.

The Group’s direct equity risk arises from principal investments or net trading or underwriting positions in listed or unlisted equities. It also includes seed funding, debt for equity swaps, equity derivatives and other situations where the value of Westpac’s investment is directly affected by the change in value of the equity instrument to the full extent of that change. Our indirect equity risk is primarily related to the potential for equity market volatility to impact on fee income that is based on the size of funds under management and administration. Our contingent equity risk arises from normal lending activities secured by or with recourse to listed and/or unlisted equities and the borrower, or to another equity like source of risk protection. Contingent risk materialises when there is a default, and a subsequent shortfall from the realisation of equity related assets that is not covered from other sources of recourse.

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

2014 Westpac Group Annual Report	127

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

We have a Reputation Risk Management Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting.

Structured entities

We are associated with a number of structured entities in the ordinary course of business, primarily to provide funding and financial services products to our customers.

Structured entities are typically set up for a single, pre-defined purpose, have a limited life and generally are not operating entities nor do they have employees. The most common form of structured entity involves the acquisition of financial assets by the structured entity that are funded by the issuance of securities to external investors (securitisation). Repayment of the securities is determined by the performance of the assets acquired by the structured entity.

Under AAS, a structured entity is consolidated and reported as part of the Group if it is controlled by the parent entity in line with AASB 10 Consolidated Financial Statements. The definition of control is based on the substance rather than the legal form. Refer to Note 1 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate structured entities. Refer to Note 41 to the financial statements for further information.

In the ordinary course of business, we have established or sponsored the establishment of structured entities in relation to securitisation, as detailed below. Capital is held, as appropriate, against all structured entity-related transactions and exposures.

Covered bond guarantors

Through our covered bond programs we assign our equitable interests in residential mortgage loans to a structured entity covered bond guarantor which guarantees the obligations of our covered bonds. We provide arm’s length swaps to the covered bond guarantor in accordance with relevant prudential guidelines. We have no obligation to repurchase any assets from the covered bond guarantor, other than in certain circumstances where there is a breach of representation or warranty. We may repurchase loans from the covered bond guarantor at our discretion, subject to the conditions set out in the transaction documents.

As at 30 September 2014, the carrying value of assets pledged for the covered bond programs for the Group was $39.3 billion (2013: $34.2 billion).

Refer to Note 32 to the financial statements for further details.

Securitisation structured entities

Through our securitisation programs we assign our equitable interests in assets (in respect of RMBS, principally residential mortgage loans, and in respect of ABS, principally auto receivables) to structured entities which issue securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the structured entities in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding impaired assets) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove assets from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2014, own assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $11.6 billion (2013: $10.8 billion).

128	2014 Westpac Group Annual Report

Risk and risk management

Under AAS substantially all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 32 to the financial statements for further details.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2014, we administered one significant conduit (2013: one), that was created prior to 1 February 2003, with commercial paper outstanding of $1.4 billion (2013: $1.8 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $147 million as at 30 September 2014 (2013: $186 million). The conduit is consolidated by the Group.

Refer to Note 32 to the financial statements for further details.

Structured finance transactions

We have entered into transactions with structured entities to provide financing to customers or to provide financing to the Group. Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in receivables due from other financial institutions or available-for-sale securities. The liabilities arising from these financing activities are generally included in payables due to other financial institutions, debt issues or financial liabilities designated at fair value. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Off-balance sheet arrangements

Wealth management activity

Refer to Note 38 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 36 to the financial statements for details of our superannuation plans and Note 37 for details of our contingent liabilities, contingent assets and credit commitments.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2014.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2014.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2014 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2014 Westpac Group Annual Report	129

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September1:

	2014	2013	2012
AFS
Westpac RBB	9,882	9,847	10,171
St.George	5,629	5,149	5,106
BTFG	4,169	4,164	3,898
WIB	1,872	1,793	1,751
Westpac New Zealand	4,342	4,481	4,691
Other	10,479	10,163	10,058
Total employees	36,373	35,597	35,675

1      Total employees includes full-time, pro-rata part-time, overtime, temporary and contract staff.

2014 v 2013

Total FTE increased by 776 compared to 30 September 2013. This increase was driven by the acquisition of Lloyds (554 FTE) and investment in Bank of Melbourne (149 FTE), further expansion in Asia (91 FTE) and simplification programs (61 FTE). These were partly offset by productivity program benefits.

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

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,534 branches, (2013: 1,544) as at 30 September 2014. As at 30 September 2014, we owned approximately 2.0% (2013: 2.0%) of the premises we occupied in Australia, none (2013: none) in New Zealand and 54% (2013: 53%) in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2014, the carrying value of our directly owned premises and sites was approximately $228 million (2013: $182 million).

Westpac Place in the Sydney CBD is the Group’s head office and has a 6,414 seat capacity. In 2008 we signed a 10 year 9 month lease, which commenced in

November 2008 and contains three six-year options to extend.

60 Martin Place in the Sydney CBD is the next largest corporate site. The Martin Place office has a 2,379 seat capacity. A lease commitment at this site extends to 2015.

We have retained a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George. The Kogarah head office has a 2,319 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

In July 2010, Westpac entered into a lease and services agreement for a purpose built data centre in Western Sydney. This agreement relates to the design, construction and operation of the data centre and is for a period of 15 years with two further five year option periods. The site was handed over on 28 September 2011.

In November 2011, an Agreement for Lease for part of 150 Collins Street, Melbourne, was executed between the following parties: Westpac Banking Corporation (Tenant), APN (Lessor), and APN and Grocon (Developers). The term of the lease is 12 years. Construction is near completion, with occupancy expected to commence late-2014.

In June 2012, an Agreement for Lease between Westpac Banking Corporation and Lend Lease (Millers Point) Pty Ltd (Developer) was executed with Westpac as anchor tenant for the T2 Tower at the Barangaroo South development. The term of the lease is 15 years. Design and construction is progressing in line with project milestones, with occupancy on track for mid- to late-2015

In February 2014, Westpac exercised its contractual right to purchase 100% of the units in the North Ryde Office Trust. The assets acquired consist of a data centre and the land on which it resides. Prior to this acquisition, Westpac had a long term lease for the data centre.

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the Eastern end of Britomart Precinct near Customs Street in Auckland, contains 24,510 square metres of office space across two buildings and has a capacity of approximately 2,110 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

Significant long term agreements

Westpac’s significant long term agreements are summarised in Note 35 to the financial statements.

Related party disclosures

Details of our related party disclosures are set out in Note 42 to the financial statements and details of Directors’ interests in securities are set out in the Remuneration Report included in the Directors’ Report. The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

Other than as disclosed in Note 42 to the financial statements and the Remuneration Report, if applicable, loans made to parties related to Directors and other key

130	2014 Westpac Group Annual Report

Other Westpac business information

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

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2014 and 2013 is provided in Note 34 to the financial statements.

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

During the year ended 30 September 2014, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2014 Westpac Group Annual Report	131

This page has intentionally been left blank.

132	2014 Westpac Group Annual Report

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements

Note 1	Summary of significant accounting policies	Note 25	Share-based payments
Note 2	Net interest income	Note 26	Average balance sheet and interest rates
Note 3	Non-interest income	Note 27	Financial risk
Note 4	Operating expenses	Note 27.1	Approach to risk management
Note 5	Income tax	Note 27.2	Credit risk management
Note 6	Dividends	Note 27.3	Funding and liquidity risk management
Note 7	Earnings per share	Note 27.4	Market risk
Note 8	Receivables due from other financial institutions	Note 28	Fair values of financial assets and liabilities
Note 9	Trading securities and other financial assets designated at fair value	Note 29	Derivative financial instruments
		Note 30	Offsetting financial assets and financial liabilities
Note 10	Available-for-sale securities	Note 31	Capital adequacy
Note 11	Loans	Note 32	Securitisation and covered bonds
Note 12	Provisions for impairment charges	Note 33	Group segment information
Note 13	Property, plant and equipment	Note 34	Auditor’s remuneration
Note 14	Deferred tax assets and deferred tax liabilities	Note 35	Expenditure commitments
Note 15	Goodwill and other intangible assets	Note 36	Superannuation commitments
Note 16	Other assets	Note 37	Contingent liabilities, contingent assets and credit commitments
Note 17	Payables due to other financial institutions
Note 18	Deposits and other borrowings	Note 38	Fiduciary activities
Note 19	Other financial liabilities at fair value through income statement	Note 39	Group entities
Note 20	Provisions	Note 40	Other group investments
Note 21	Other liabilities	Note 41	Structured entities
Note 22	Debt issues	Note 42	Related party disclosures
Note 23	Loan capital	Note 43	Notes to the cash flow statements
Note 24	Shareholders’ equity and non-controlling interests	Note 44	Subsequent events

Statutory statements

Directors’ declaration

Management’s report on internal control over financial reporting

Independent Auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2014	2013 [1]	2012 [1]	2014	2013 [1]
	Note	$m	$m	$m	$m	$m
Interest income	2	32,248	33,009	36,873	32,076	32,942
Interest expense	2	(18,706)	(20,188)	(24,371)	(21,012)	(22,123)
Net interest income		13,542	12,821	12,502	11,064	10,819
Non-interest income	3	6,395	5,774	5,481	5,905	5,375
Net operating income before operating expenses and impairment charges		19,937	18,595	17,983	16,969	16,194
Operating expenses	4	(8,547)	(7,976)	(7,957)	(6,939)	(6,499)
Impairment charges	12	(650)	(847)	(1,212)	(561)	(662)
Profit before income tax		10,740	9,772	8,814	9,469	9,033
Income tax expense	5	(3,115)	(2,947)	(2,812)	(2,235)	(2,228)
Net profit for the year		7,625	6,825	6,002	7,234	6,805
Profit attributable to non-controlling interests		(64)	(74)	(66)	-	-
Net profit attributable to owners of Westpac Banking Corporation		7,561	6,751	5,936	7,234	6,805
Earnings per share (cents)
Basic	7	243.7	218.3	194.7
Diluted	7	238.7	213.5	189.4

1      Prior period comparatives have been restated for the effects of new and amended Accounting Standards that are effective this financial year. Refer to ‘Summary of quantitative impacts’ in Note 1 for further details.

The above income statements should be read in conjunction with the accompanying notes.

134	2014 Westpac Group Annual Report

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2014	2013 [1]	2012 [1]	2014	2013 [1]
	Note	$m	$m	$m	$m	$m
Net profit for the year		7,625	6,825	6,002	7,234	6,805
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	10	263	57	139	222	7
Transferred to income statements		(94)	(104)	(127)	9	(88)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity		41	(51)	519	90	(68)
Transferred to income statements		(197)	(234)	-	(239)	(260)
Exchange differences on translation of foreign operations		61	114	(64)	14	125
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve		(52)	15	(1)	(48)	16
Cash flow hedging reserve		47	85	(160)	45	98
Foreign currency translation reserve		-	(11)	4	-	(11)
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value		11	44	-	11	44
Remeasurement of defined benefit obligation recognised in equity (net of tax)		(47)	247	57	(49)	225
Other comprehensive income for the year (net of tax)		33	162	367	55	88
Total comprehensive income for the year		7,658	6,987	6,369	7,289	6,893
Attributable to:
Owners of Westpac Banking Corporation		7,594	6,913	6,303	7,289	6,893
Non-controlling interests		64	74	66	-	-
Total comprehensive income for the year		7,658	6,987	6,369	7,289	6,893

1      Prior period comparatives have been restated for the effects of new and amended Accounting Standards that are effective this financial year. Refer to ‘Summary of quantitative impacts’ in Note 1 for further details.

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2014 Westpac Group Annual Report	135

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2014	2013	[1]	2014	2013	[1]
	Note	$m	$m		$m	$m
Assets
Cash and balances with central banks	43	25,760	11,699		23,400	9,509
Receivables due from other financial institutions	8	7,424	11,210		5,483	9,317
Trading securities and other financial assets designated at fair value	9	45,909	49,089		44,324	47,018
Derivative financial instruments	29	41,404	28,356		41,307	28,405
Available-for-sale securities	10	36,024	30,011		32,009	26,394
Loans	11	580,343	536,164		505,604	471,657
Life insurance assets		11,007	13,149		-	-
Regulatory deposits with central banks overseas		1,528	1,571		1,389	1,463
Due from subsidiaries		-	-		140,098	119,038
Investments in subsidiaries		-	-		4,687	4,880
Property, plant and equipment	13	1,452	1,174		1,113	971
Deferred tax assets	14	1,397	1,773		1,322	1,632
Goodwill and other intangible assets	15	12,606	12,341		9,715	9,725
Other assets	16	5,988	4,560		5,017	3,697
Total assets		770,842	701,097		815,468	733,706
Liabilities
Payables due to other financial institutions	17	18,636	8,836		18,411	8,738
Deposits and other borrowings	18	460,822	424,482		414,183	380,208
Other financial liabilities at fair value through income statement	19	19,236	10,302		19,155	10,302
Derivative financial instruments	29	39,539	32,990		39,141	32,438
Debt issues	22	152,251	144,133		127,846	121,555
Current tax liabilities		662	895		614	840
Life insurance liabilities		9,637	11,938		-	-
Due to subsidiaries		-	-		135,066	120,553
Provisions	20	1,618	1,576		1,403	1,395
Deferred tax liabilities	14	55	22		-	-
Other liabilities	21	8,191	9,056		6,409	7,395
Total liabilities excluding loan capital		710,647	644,230		762,228	683,424
Loan capital	23	10,858	9,330		10,858	9,330
Total liabilities		721,505	653,560		773,086	692,754
Net assets		49,337	47,537		42,382	40,952
Shareholders’ equity
Share capital:
Ordinary share capital	24	26,943	27,021		26,943	27,021
Treasury shares and RSP treasury shares	24	(304)	(253)		(239)	(181)
Reserves		1,176	953		921	691
Retained profits		20,641	18,953		14,002	12,666
Convertible debentures	24	-	-		755	755
Total equity attributable to owners of Westpac Banking Corporation		48,456	46,674		42,382	40,952
Non-controlling interests	24	881	863		-	-
Total shareholders’ equity and non-controlling interests		49,337	47,537		42,382	40,952

1      Prior period comparatives have been restated for the effects of new and amended Accounting Standards that are effective this financial year. Refer to ‘Summary of quantitative impacts’ in Note 1 for further details.

The above balance sheets should be read in conjunction with the accompanying notes.

136	2014 Westpac Group Annual Report

Financial statements

Statements of changes in equity as at 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2014	2013 [1]	2012 [1]	2014	2013 [1]
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	26,768	26,163	25,269	26,840	26,241
Shares issued:
Dividend reinvestment plan	-	531	873	-	531
Exercise of employee share options and rights	49	124	26	49	124
Redemption of Westpac SPS	-	173	-	-	173
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(100)	(162)	-	(100)	(162)
Shares purchased for delivery of employee share plan	(27)	-	-	(27)	-
Acquisition of RSP treasury shares	(59)	(68)	(8)	(59)	(68)
Disposal/(acquisition) of other treasury shares	8	7	3	1	1
Balance as at end of the year	26,639	26,768	26,163	26,704	26,840
Available-for-sale securities reserve
Balance as at beginning of the year	12	44	31	(104)	(39)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	263	57	139	222	7
Exchange differences	-	-	2	-	-
Income tax effect	(79)	(17)	(39)	(69)	(10)
Transferred to income statements	(94)	(104)	(127)	9	(88)
Income tax effect	27	32	38	21	26
Balance as at end of the year	129	12	44	79	(104)
Share-based payment reserve
Balance as at beginning of the year	920	790	648	846	727
Current period movement due to transactions with employees	156	130	142	137	119
Balance as at end of the year	1,076	920	790	983	846
Cash flow hedging reserve
Balance as at beginning of the year	271	471	112	254	484
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	41	(51)	519	90	(68)
Income tax effect	(12)	14	(160)	(27)	20
Transferred to income statements	(197)	(234)	-	(239)	(260)
Income tax effect	59	71	-	72	78
Balance as at end of the year	162	271	471	150	254
Foreign currency translation reserve
Balance as at beginning of the year	(251)	(354)	(294)	(346)	(460)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations	61	114	(64)	14	125
Tax on foreign currency translation adjustment	-	(11)	4	-	(11)
Balance as at end of the year	(190)	(251)	(354)	(332)	(346)
Other reserves
Balance as at beginning of the year	1	7	1	41	41
Transactions with owners	(2)	(6)	6	-	-
Balance as at end of the year	(1)	1	7	41	41
Total reserves	1,176	953	958	921	691
Movements in retained profits were as follows
Balance as at beginning of the year	18,953	17,174	16,105	12,666	10,911
Current period movement due to changes in other comprehensive income:
Profit attributable to owners of Westpac Banking Corporation	7,561	6,751	5,936	7,234	6,805
Own credit adjustment on financial liabilities designated at fair value	11	44	-	11	44
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(47)	247	57	(49)	225
Transaction with owners:
Ordinary dividends paid	(5,527)	(5,249)	(4,924)	(5,534)	(5,258)
Special dividends paid	(310)	(310)	-	(310)	(310)
Distributions on convertible debentures	-	-	-	(16)	(47)
Realised gain on redemption of 2003 TPS	-	296	-	-	296
Balance as at end of the year	20,641	18,953	17,174	14,002	12,666
Total comprehensive income attributable to owners of Westpac Banking Corporation	7,594	6,913	6,303	7,289	6,893
Total comprehensive income attributable to non-controlling interests	64	74	66	-	-
Total comprehensive income for the year	7,658	6,987	6,369	7,289	6,893

1   Prior period comparatives have been restated for the effects of new and amended Accounting Standards that are effective this financial year. Refer to ‘Summary of quantitative impacts’ in Note 1 for further details.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

2014 Westpac Group Annual Report	137

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2014	2013	2012	2014	2013
	Note	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		32,136	33,048	36,966	32,029	33,032
Interest paid		(18,743)	(20,520)	(24,317)	(21,051)	(22,457)
Dividends received excluding life business		11	10	12	1,651	1,820
Other non-interest income received		5,732	6,618	5,081	2,766	3,844
Operating expenses paid		(7,588)	(6,717)	(6,514)	(5,604)	(4,975)
Income tax paid excluding life business		(2,660)	(2,691)	(1,897)	(2,456)	(2,437)
Life business:
Receipts from policyholders and customers		1,694	1,759	1,789	-	-
Interest and other items of similar nature		48	45	41	-	-
Dividends received		297	301	387	-	-
Payments to policyholders and suppliers		(1,723)	(1,912)	(1,898)	-	-
Income tax paid		(123)	(109)	(95)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		9,081	9,832	9,555	7,335	8,827
Net (increase)/decrease in:
Trading and other financial assets designated at fair value		1,724	(319)	4,271	1,083	(811)
Loans		(35,734)	(15,667)	(18,893)	(33,659)	(13,372)
Due from other financial institutions		3,932	(511)	(2,418)	3,966	(1,544)
Life insurance assets and liabilities		(156)	(154)	(115)	-	-
Regulatory deposits with central banks overseas		126	489	(263)	145	490
Derivative financial instruments		(3,329)	9,126	3,679	(3,028)	8,972
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		9,079	266	155	8,992	266
Deposits and other borrowings		34,229	22,155	26,381	32,244	17,646
Due to other financial institutions		9,419	363	(6,807)	9,280	345
Net cash provided by/(used in) operating activities	43	28,371	25,580	15,545	26,358	20,819
Cash flows from investing activities
Proceeds from available-for-sale securities		6,768	5,043	3,651	4,910	3,328
Purchase of available-for-sale securities		(12,443)	(11,802)	(8,783)	(10,299)	(9,791)
Net (increase)/decrease in investments in controlled entities		-	-	-	173	(17)
Net movement in amounts due to/from controlled entities		-	-	-	(5,341)	1,541
Purchase of intangible assets		(664)	(738)	(603)	(594)	(644)
Purchase of property, plant and equipment		(515)	(304)	(252)	(397)	(251)
Proceeds from disposal of property, plant and equipment		17	7	7	11	4
Purchase of controlled entity, net of cash acquired	43	(7,744)	-	(270)	-	-
Net cash (used in)/provided by investing activities		(14,581)	(7,794)	(6,250)	(11,537)	(5,830)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		1,768	1,958	4,124	1,768	1,958
Redemption of loan capital		(385)	(2,244)	(2,631)	(385)	(2,244)
Net increase/(decrease) in debt issues		3,678	(14,005)	(9,955)	2,519	(11,747)
Proceeds from exercise of employee options		49	124	25	49	124
Purchase of shares on exercise of employee options and rights		(113)	(174)	-	(113)	(174)
Shares purchased for delivery of employee share plan		(27)	-	-	(27)	-
Purchase of RSP treasury shares		(59)	(68)	(8)	(59)	(68)
Net sale/(purchase) of other treasury shares		8	7	3	1	1
Payment of dividends		(5,837)	(5,028)	(4,050)	(5,860)	(5,084)
Payment of distributions to non-controlling interests		(48)	(50)	(72)	-	-
Redemption of 2003 Trust Preferred Securities		-	(805)	-	-	(805)
Net cash (used in)/provided by financing activities		(966)	(20,285)	(12,564)	(2,107)	(18,039)
Net increase/(decrease) in cash and cash equivalents		12,824	(2,499)	(3,269)	12,714	(3,050)
Effect of exchange rate changes on cash and cash equivalents		1,237	1,675	(466)	1,177	1,566
Cash and cash equivalents as at the beginning of the year		11,699	12,523	16,258	9,509	10,993
Cash and cash equivalents as at the end of the year	43	25,760	11,699	12,523	23,400	9,509

The above cash flow statements should be read in conjunction with the accompanying notes. Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 43.

138	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2014 was authorised for issue by the Board of Directors on 3 November 2014. The Directors have the power to amend and reissue the financial report.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the financial years presented, unless otherwise stated.

a.                Basis of preparation

(i)               Basis of accounting

This financial report is a general purpose financial report prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), Australian Accounting Standards (AAS) and Interpretations as issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Westpac Banking Corporation is a for-profit entity for the purposes of preparing this financial report.

Compliance with AAS ensures that this financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations as issued by the IFRS Interpretations Committee (IFRIC). References to standards and interpretations under AAS in this financial report have similar references in the standards and interpretations of IFRS.

This financial report also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission.

(ii)            Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale securities, and financial assets and liabilities (including derivative instruments) classified at fair value through income statement.

(iii)         Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(iv)        Rounding of amounts

In accordance with ASIC Class Order 98/100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

(v)           Changes in accounting standards

The following standards, interpretations and amendments have been adopted in the 2014 financial year as a result of the new and revised accounting standards which became operative for the annual reporting period commencing 1 October 2013:

a.             AASB 9 Financial Instruments

AASB 9 was issued by the Australian Accounting Standards Board in December 2009. Unless early adopted the standard is effective for the 30 September 2019 financial year.

The Group has early adopted the recognition of the changes in the fair value of financial liabilities designated at fair value attributable to Westpac’s own credit risk in other comprehensive income except where it would create an accounting mismatch. Where an accounting mismatch occurs, all changes in fair value are recognised in the income statement.

The impact of the change on individual line items in the financial statements is summarised under ‘Summary of quantitative impacts’.

b.             AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements and AASB 12 Disclosure of Interests in Other Entities

AASB 10 was applied by the Group from 1 October 2013 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation - Special Purpose Entities. Under the new principles, the Parent Entity controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Group has reviewed its investments in other entities to assess whether the consolidation conclusion in relation to these entities is different under AASB 10 than under AASB 127 and Interpretation 112.

In accordance with the transitional provisions of AASB 10, the Group has consolidated a number of funds managed by the Group for the first time. The impact on individual line items in the financial statements is summarised under ‘Summary of quantitative impacts’.

2014 Westpac Group Annual Report	139

Note 1. Summary of significant accounting policies (continued)

Under AASB 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. The initial application of AASB 11 has not resulted in any material impact to the Group.

AASB 12 sets out disclosures for interests in entities that are subsidiaries, associates, joint ventures and unconsolidated structured entities. The application of AASB 12 has not affected any of the amounts recognised in the financial statements but has resulted in additional disclosures as set out in note 41. The Group has applied the transitional relief from disclosing comparatives for interests in unconsolidated structured entities when AASB 12 is applied for the first time.

c.              AASB 13 Fair Value

AASB 13 provides a single unified definition of fair value and a framework for measuring and disclosing fair value. In accordance with the transitional provisions, AASB 13 was applied prospectively from 1 October 2013 and the Group has not provided any comparative information for new disclosures. The application of AASB 13 in the current financial year has not had a material impact on the financial position nor performance of the Group, however has resulted in additional fair value disclosures provided in Note 28.

d.             AASB 119 Employee Benefits

The amended AASB 119 was applied by the Group from 1 October 2013 and resulted in two changes to the Group’s accounting policy which affected items recognised in the financial statements:

▪         the replacement of the expected return on plan assets and separate interest expense with a net interest amount. As a result the net defined benefit expense in the income statement is higher with an equal and opposite change to the amount that is recognised as remeasurement in other comprehensive income. The net impact on total comprehensive income is nil and there is no adjustment to the amounts recognised in the balance sheet from this change.

▪         the discount rate used in calculating the defined benefit liability relating to active members no longer includes an investment tax adjustment. This resulted in a one-off decrease in defined benefit liability recognised through retained earnings.

The impact of these adjustments on individual line items in the financial statements is summarised under ‘Summary of quantitative impacts’.

e.             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements

The amendments remove all the individual key management personnel (KMP) disclosures in AASB 124 Related Party Disclosures that were specific to Australian entities. These disclosures are included in the remuneration report for the year ended 30 September 2014.

f.                AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities

AASB 2012-2 requires additional disclosure of the effect or potential effect of netting arrangements on the Group’s financial position. The amendment requires disclosure of recognised financial instruments that are subject to enforceable master netting agreements or similar arrangements, including associated cash and financial instrument collateral, even if assets and liabilities are not offset on the balance sheet.

The retrospective application of AASB 2012-2 has not affected any of the amounts recognised in the financial statements but has resulted in additional disclosure of certain netting arrangements as set out in Note 30.

140	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

Summary of quantitative impacts

The following tables summarise the line items that have been impacted by the above changes to accounting policies on the Group’s financial statements. Line items that were not affected by the change are not disclosed. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided.

Consolidated income statement

				30 Sep			30 Sep
	30 Sep	Change		2013	30 Sep	Change	2012
	2013	AASB 9	AASB 119	Restated	2012	AASB 119	Restated
	$m	$m	$m	$m	$m	$m	$m
Interest expense	(20,144)	(44)	-	(20,188)	(24,371)	-	(24,371)
Net interest income	12,865	(44)	-	12,821	12,502	-	12,502
Net operating income before operating expenses and impairment charges	18,639	(44)	-	18,595	17,983	-	17,983
Operating expenses	(7,927)	-	(49)	(7,976)	(7,909)	(48)	(7,957)
Profit before income tax	9,865	(44)	(49)	9,772	8,862	(48)	8,814
Income tax expense	(2,975)	13	15	(2,947)	(2,826)	14	(2,812)
Net profit for the year	6,890	(31)	(34)	6,825	6,036	(34)	6,002
Net profit attributable to owners of Westpac Banking Corporation	6,816	(31)	(34)	6,751	5,970	(34)	5,936
Earnings per share (cents)
Basic	220.4	(1.0)	(1.1)	218.3	195.8	(1.1)	194.7
Diluted	215.5	(1.0)	(1.1)	213.5	190.5	(1.1)	189.4

Consolidated statement of other comprehensive income

				30 Sep			30 Sep
	30 Sep	Change		2013	30 Sep	Change	2012
	2013	AASB 9	AASB 119	Restated	2012	AASB 119	Restated
	$m	$m	$m	$m	$m	$m	$m
Net profit for the year	6,890	(31)	(34)	6,825	6,036	(34)	6,002
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value	-	44	-	44	-	-	-
Remeasurement of defined benefit obligation recognised in equity (net of tax)	216	-	31	247	23	34	57
Other comprehensive income for the year (net of tax)	87	44	31	162	333	34	367
Total comprehensive income for the year	6,977	13	(3)	6,987	6,369	-	6,369
Attributable to:
Owners of Westpac Banking Corporation	6,903	13	(3)	6,913	6,303	-	6,303
Total comprehensive income for the year	6,977	13	(3)	6,987	6,369	-	6,369

2014 Westpac Group Annual Report	141

Note 1. Summary of significant accounting policies (continued)

Consolidated balance sheet

					30 Sep				30 Sep
	30 Sep		Change		2013	30 Sep	Change		2012
	2013	AASB 9	AASB 10	AASB 119	Restated	2012	AASB 10	AASB 119	Restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Life insurance assets	8,637	-	4,512	-	13,149	8,240	3,667	-	11,907
Deferred tax assets	1,791	-	-	(18)	1,773	2,176	-	(20)	2,156
Total assets	696,603	-	4,512	(18)	701,097	674,965	3,667	(20)	678,612
Liabilities
Current tax liabilities	908	(13)	-	-	895	1,022	-	-	1,022
Life insurance liabilities	7,426	-	4,512	-	11,938	7,208	3,667	-	10,875
Other liabilities	9,117	-	-	(61)	9,056	9,710	-	(66)	9,644
Total liabilities excluding loan capital	639,792	(13)	4,512	(61)	644,230	619,209	3,667	(66)	622,810
Total liabilities	649,122	(13)	4,512	(61)	653,560	628,746	3,667	(66)	632,347
Net assets	47,481	13	-	43	47,537	46,219	-	46	46,265
Shareholders’ equity
Share capital:
Retained profits	18,897	13	-	43	18,953	17,128	-	46	17,174
Total equity attributable to owners of Westpac Banking Corporation	46,618	13	-	43	46,674	44,249	-	46	44,295
Total shareholders’ equity and non-controlling interests	47,481	13	-	43	47,537	46,219	-	46	46,265

Consolidated statement of changes in equity

				30 Sep			30 Sep
	30 Sep	Change		2013	30 Sep	Change	2012
	2013	AASB 9	AASB 119	Restated	2012	AASB 119	Restated
	$m	$m	$m	$m	$m	$m	$m
Share capital
Movements in retained profits
Balance as at beginning of the year	17,128	-	46	17,174	16,059	46	16,105
Current year movement due to changes in other comprehensive income:
Profit attributable to owners of Westpac Banking Corporation	6,816	(31)	(34)	6,751	5,970	(34)	5,936
Own credit adjustment on financial liabilities designated at fair value	-	44	-	44	-	-	-
Remeasurement of defined benefit obligation recognised in equity (net of tax)	216	-	31	247	23	34	57
Balance as at end of the year	18,897	13	43	18,953	17,128	46	17,174
Total comprehensive income attributable to owners of Westpac Banking Corporation	6,903	13	(3)	6,913	6,303	-	6,303
Total comprehensive income for the year	6,977	13	(3)	6,987	6,369	-	6,369

142	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

Parent Entity income statement

				30 Sep
	30 Sep	Change		2013
	2013	AASB 9	AASB 119	Restated
	$m	$m	$m	$m
Interest expense	(22,079)	(44)	-	(22,123)
Net interest income	10,863	(44)	-	10,819
Net operating income before operating expenses and impairment charges	16,238	(44)	-	16,194
Operating expenses	(6,450)	-	(49)	(6,499)
Profit before income tax	9,126	(44)	(49)	9,033
Income tax expense	(2,256)	13	15	(2,228)
Net profit for the year	6,870	(31)	(34)	6,805
Net profit attributable to owners of Westpac Banking Corporation	6,870	(31)	(34)	6,805
Earnings per share (cents)
Basic	n/a	n/a	n/a	n/a
Diluted	n/a	n/a	n/a	n/a

Parent Entity statement of other comprehensive income

				30 Sep
	30 Sep	Change		2013
	2013	AASB 9	AASB 119	Restated
	$m	$m	$m	$m
Net profit for the year	6,870	(31)	(34)	6,805
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value	-	44	-	44
Remeasurement of defined benefit obligation recognised in equity (net of tax)	194	-	31	225
Other comprehensive income for the year (net of tax)	13	44	31	88
Total comprehensive income for the year	6,883	13	(3)	6,893
Attributable to owners of Westpac Banking Corporation	6,883	13	(3)	6,893
Total comprehensive income for the year	6,883	13	(3)	6,893

2014 Westpac Group Annual Report	143

Note 1. Summary of significant accounting policies (continued)

Parent Entity balance sheet

				30 Sep			30 Sep
	30 Sep	Change		2013	30 Sep	Change	2012
	2013	AASB 9	AASB 119	Restated	2012	AASB 119	Restated
	$m	$m	$m	$m	$m	$m	$m
Assets
Deferred tax assets	1,646	-	(14)	1,632	2,032	(16)	2,016
Total assets	733,720	-	(14)	733,706	692,605	(16)	692,589
Liabilities
Current tax liabilities	853	(13)	-	840	937	-	937
Other liabilities	7,440	-	(45)	7,395	7,940	(50)	7,890
Total liabilities excluding loan capital	683,482	(13)	(45)	683,424	643,305	(50)	643,255
Total liabilities	692,812	(13)	(45)	692,754	652,842	(50)	652,792
Net assets	40,908	13	31	40,952	39,763	34	39,797
Shareholders’ equity
Share capital:
Retained profits	12,622	13	31	12,666	10,877	34	10,911
Total equity attributable to owners of Westpac Banking Corporation	40,908	13	31	40,952	39,763	34	39,797
Total shareholders’ equity and non-controlling interests	40,908	13	31	40,952	39,763	34	39,797

Parent Entity statement of changes in equity

				30 Sep
	30 Sep	Change		2013
	2013	AASB 9	AASB 119	Restated
	$m	$m	$m	$m
Share capital
Movements in retained profits
Balance as at beginning of the year	10,877	-	34	10,911
Current year movement due to changes in other comprehensive income:
Profit attributable to owners of Westpac Banking Corporation	6,870	(31)	(34)	6,805
Own credit adjustment on financial liabilities designated at fair value	-	44	-	44
Remeasurement of defined benefit obligation recognised in equity (net of tax)	194	-	31	225
Balance as at end of the year	12,622	13	31	12,666
Total comprehensive income attributable to owners of Westpac Banking Corporation	6,883	13	(3)	6,893
Total comprehensive income for the year	6,883	13	(3)	6,893

144	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

b.                Principles of consolidation

The consolidated financial statements of the Group comprise the financial statements of the Parent Entity and all its subsidiaries (including structured entities). Subsidiaries are those entities over which the Parent Entity has control. Control exists when the Parent Entity is exposed to, or has rights, to variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. The effects of all transactions between entities in the Group are eliminated. Non-controlling interests in the results and equity of non-wholly-owned subsidiaries are shown separately in the consolidated Income Statement, Statement of Comprehensive Income, Balance Sheet and Statement of Changes in Equity. Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

Changes in the Group’s ownership interest in a subsidiary after control is obtained which do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognised directly in other reserves.

When the Group ceases to control a subsidiary any retained interest in the entity is remeasured to its fair value, with any resulting gain or loss recognised in the income statement.

In the Parent Entity’s financial statements, investments in subsidiaries are initially recorded at cost and are subsequently held at the lower of cost and recoverable amount.

(i)               Business combinations

The acquisition method of accounting is used for all business combinations (except common control transactions). Cost is measured as the aggregate of the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of acquisition. Acquisition-related costs are expensed as incurred. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on acquisition date. For each business combination, the non-controlling interest is measured either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the total consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, amounts payable in the future are discounted to their present value as at the date of acquisition. The discount rate used is the Group’s incremental borrowing rate.

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

(ii)            Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. All amounts are expressed in Australian dollars except where otherwise indicated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income for qualifying cash flow hedges and qualifying net investment hedges.

Foreign operations

Assets and liabilities of overseas branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the period. Other equity balances are translated at historical exchange rates. The resulting exchange differences are recognised in the foreign currency translation reserve.

2014 Westpac Group Annual Report	145

Note 1. Summary of significant accounting policies (continued)

On consolidation, exchange differences arising from the translation of borrowings and other foreign currency instruments designated as hedges of the net investment in foreign operations are reflected in the foreign currency translation reserve. When all or part of a foreign operation is disposed or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on disposal or repayment of borrowing.

c.                Income Statement

Revenue is measured at the fair value of the consideration received or receivable. Operating expenses are recognised as the relevant service is rendered or once a liability is incurred. Revenue and expenses are recognised for each major stream as follows:

(i)               Net interest income

Interest income and expense for all interest bearing financial assets and liabilities (including those instruments measured at fair value) is recognised using the effective interest rate method. Interest expense also includes the net result of treasury’s interest rate and liquidity management activities.

The effective interest rate method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, cash flows are estimated based upon all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees and other amounts paid or received between parties to the contract that are an integral part of the effective interest rate (e.g. loan establishment fees), transaction costs and all other premiums or discounts.

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

Interest income on finance leases is brought to account progressively over the life of the lease, consistent with the outstanding investment and unearned income balance.

(ii)            Non-interest income

Fee and commission income

Fees and commissions (except where included as an adjustment to the effective interest calculation on a financial instrument) are generally recognised on an accrual basis over the period during which the service is performed. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time proportionate basis. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Trading income

Realised and unrealised gains or losses arising from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise except day one profits or losses which are deferred where certain valuation inputs are unobservable. Dividend income on the trading portfolio is recorded as part of trading income. Net income related to treasury’s interest rate and liquidity management activities is included in net interest income.

Operating lease

Operating lease rentals are recognised in the Income Statement on a straight line basis over the lease term.

Dividend income

Dividends on quoted shares are recognised on the ex-dividend date. Dividends on unquoted shares are recognised when the company’s right to receive payment is established.

146	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

(iii)         Operating expenses

Share-based compensation expense

Certain employees are entitled to participate in option and share ownership schemes.

¡        Options and share rights

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

¡        Employee share plan

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

¡        Restricted share plan

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

Wealth management acquisition costs

Deferred acquisition costs are the variable costs that are directly related to and incremental to the acquisition of new business principally in relation to the Group’s life insurance and retail funds management business. These costs are recorded as an asset and are amortised in the income statement on the same basis as the recognition of related revenue.

d.                Taxation

(i)               Income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the financial year using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding amounts used for taxation purposes. Except as noted below, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax assets and liabilities are not recognised if they arise from goodwill or other intangible assets with indefinite expected life, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit (other than in a business combination), or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date that are expected to apply when the liability is settled or the asset is realised.

For presentation purposes deferred tax assets and liabilities have been offset where they relate to the same taxation authority on the same taxable entity or different entities in the same taxable group.

2014 Westpac Group Annual Report	147

Note 1. Summary of significant accounting policies (continued)

(ii)            Tax consolidated group

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

e.                Assets

(i)               Cash and balances with central banks

Cash and balances with central banks include cash at branches, Reserve Bank settlement account balances and nostro balances. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate. These balances have a maturity of less than three months.

(ii)            Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through income statement, derivatives financial instruments, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition based on the purpose for which they were acquired. The Group has not classified any of its financial assets as held-to-maturity investments.

Purchases and sales of financial assets, except for loans and receivables, are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised on settlement date, when cash is advanced to the borrowers.

Financial assets at fair value through income statement are recognised initially at fair value. All other financial assets are recognised initially at fair value plus directly attributable transaction costs. The best evidence of fair value at initial recognition is the transaction price, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument, or based on a valuation technique whose variables include only data from observable markets.

The Group has entered into transactions where fair value is determined using valuation models for which not all significant inputs are market observable. Such a financial instrument is initially recognised at the transaction price which is the best indicator of fair value. The difference between the transaction price and the model value, commonly referred to as ‘day one profit or loss’, is deferred and subsequently recognised in profit or loss over the life of the transaction or at the point when the instrument’s fair value can be determined using market observable inputs. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred day one profits or losses.

Financial assets are derecognised when the rights to receive cash flows from the asset have expired, or when the Group has either transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full under a ‘pass through’ arrangement together with the transfer of substantially all the risks and rewards of ownership.

Where the Group has neither transferred nor retained substantially all the risks and rewards of ownership but has retained control, the asset continues to be recognised on the balance sheet to the extent of the Group’s continuing involvement in the asset.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Repurchase and reverse repurchase agreements (including securities borrowed and lent)

Where securities are sold subject to an agreement to repurchase at a predetermined price (‘repos’), they remain recognised on balance sheet in their original category (i.e. ‘Trading securities’ or ‘Available for sale’). A liability (‘Securities sold under agreement to repurchase’) is recognised in respect of the cash consideration received. Where the underlying securities are part of a trading portfolio, the associated liability is recognised as part of ‘Other financial liabilities at fair value through income statement’. Where the underlying securities are classified as Available for sale, the associated liability is recognised in either ‘Payables due to other financial institutions’, or ‘Deposits and other borrowings’, depending on the counterparty.

Securities purchased under agreements to resell (‘reverse repos’) are not recognised on the balance sheet and the cash consideration paid is recorded as part of ‘Trading securities and other financial assets designated at fair value’.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. The securities subject to these arrangements are not reflected on the balance sheet, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable or borrowing respectively.

148	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

Fees and interest relating to these transactions are recognised in interest income and interest expense using the effective interest rate method, over the expected life of the agreements. Any fair value movements are recorded in trading income.

Financial assets at fair value through income statement

This category has two sub-categories: trading securities and other financial assets designated at fair value at inception.

Trading securities are those assets acquired principally for the purpose of selling in the near term or are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking. It includes debt and equity instruments which are actively traded and securities purchased under agreement to resell that are part of a trading portfolio.

Other financial assets designated at fair value at inception include certain non-trading bonds, notes, loans with embedded derivatives and commercial bills. This designation is only made if the financial asset contains an embedded derivative, it is managed on a fair value basis in accordance with a documented strategy, or if designating it at fair value reduces or eliminates an accounting mismatch. A portfolio of retail fixed rate bills which have been designated at fair value to reduce an accounting mismatch have, due to their nature, been presented within the loans category in the Balance sheet although they are measured at fair value.

Subsequent to initial recognition, these financial assets are measured at fair value with changes in fair value recognised through the income statement in the period in which they arise.

Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options and are entered into by the Group for trading purposes (primarily customer-related activity) or for hedging purposes. In certain instances a derivative may be embedded in a host contract. If the host contract is not carried at fair value through income statement, the embedded derivative is separated from the host contract and accounted for as a standalone derivative instrument where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

Derivatives are measured, subsequent to initial recognition, at fair value with gains or losses recognised through the income statement in the period in which they arise, unless the derivative is designated into a cashflow or net investment hedge relationship. Derivatives are presented as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

The Group uses derivative instruments as part of its asset and liability management activities, mainly to hedge its exposures to interest rates, foreign currency and credit risk, including exposures arising from forecast transactions. Where certain criteria are met, the Group designates these derivatives into one of three hedge accounting relationships: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. These hedging designations and associated accounting are as follows:

¡        Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedged asset and liability are adjusted against their carrying value.

If the hedge no longer meets the criteria for hedge accounting, it is discontinued and any previous adjustment to the carrying value of a hedged item is amortised to the income statement over the period to maturity. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

¡        Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the cash flow hedge reserve through other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised in profit or loss in the period in which the hedged item affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

¡        Hedges of a net investment in a foreign operation

Hedges of net investments in overseas branches and subsidiaries are accounted for in a manner similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve through other comprehensive income and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in other comprehensive income are included in the income statement when the overseas branch or subsidiary is disposed.

2014 Westpac Group Annual Report	149

Note 1. Summary of significant accounting policies (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Group presents loans and receivables in the following categories on the balance sheet:

¡        Loans

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

¡        Receivables due from other financial institutions

Receivables due from other financial institutions include conduit assets, collateral placed and interbank lending.

¡        Regulatory deposits with central banks overseas

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market. The amount of the deposit and the interest rate receivable is determined in accordance with the requirements of the local central bank. Regulatory deposits are required to be held to continue operating in those countries and thus are not available to meet other obligations of the Group.

Impairment of loans and receivables

Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method and are presented net of any provisions for impairment.

The Group assesses at each balance date whether there is any objective evidence of impairment. An impairment charge is incurred if there is objective evidence of impairment as a result of one or more loss events which have an impact on the estimated cash flows of the financial asset that can be reliably estimated. Objective evidence includes significant financial difficulties of an obligor, adverse changes in the payment status of borrowers or national, local economic conditions that correlate with defaults on a group of financial assets. The amount of the charge is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognised in the income statement. If a loan or receivable has a variable interest rate, the discount rate for measuring any impairment is the current effective interest rate determined under the contract.

The Group has individually assessed provisions and collectively assessed provisions. Individually assessed provisions are made against financial assets that exceed specified thresholds or which have been individually assessed as impaired. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes that asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

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

Available-for-sale securities

Available-for-sale securities are those debt or equity securities that are designated as available-for-sale or that are not classified as financial assets at fair value through income statement, or loans and receivables.

Subsequent to initial recognition, available-for-sale investments are measured at fair value. Gains and losses arising from changes in fair value are recognised in the available-for-sale reserve in other comprehensive income until the financial asset is derecognised or impaired, at which time the cumulative gain or loss is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established. Foreign exchange gains or losses and interest, calculated using the effective interest rate method, on available-for-sale debt instruments are also recognised in the income statement.

Certain unlisted equity securities that do not have a quoted price in an active market and where fair value cannot be estimated within a reasonable range of probable outcomes are carried at cost.

150	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

The Group assesses at each reporting date whether there is objective evidence of impairment. Impairment exists if there is objective evidence of impairment as a result of one or more loss events which have an impact on the estimated cash flows of the available-for-sale security that can be reliably estimated. For debt instruments classified as available-for-sale, evidence of impairment includes significant financial difficulties or adverse changes in the payment status of an issuer or national, local economic conditions that correlate with defaults on a group of financial assets. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment charge previously recognised in profit or loss — is removed from other comprehensive income and recognised in the income statement. If, in a subsequent period, the fair value of an available-for-sale debt increases and the increase can be objectively related to an event occurring after the impairment event, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement until the instrument is disposed of.

(iii)         Life insurance assets

Assets held by the life insurance companies and their subsidiaries, including investments in funds managed by the Group, are designated at fair value through income statement as required by AASB 1038 Life Insurance Contracts. Changes in fair value are included in the income statement. Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met. Therefore they are not as liquid as other financial assets.

(iv)        Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and impairment. Cost is the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is expensed as incurred.

Computer software is capitalised at cost and classified as property, plant and equipment where it is integral to the operation of associated hardware.

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

¡	Premises and sites	Up to 50 years

¡	Leasehold improvements	Up to 10 years

¡	Furniture and equipment	3 to 15 years

¡	Technology	3 to 5 years

¡	Assets under lease	Up to 7 years

Property, plant and equipment are reviewed at each balance date to determine whether there is any indication of impairment. If such an indication exists, the asset’s recoverable amount, being the higher of fair value less cost to sell and value-in-use, is estimated. An impairment charge is recognised as part of operating expenses whenever the carrying amount of the asset exceeds its recoverable amount.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds less costs of disposal, and the carrying amount of the asset, and is recognised as non-interest income.

(v)           Goodwill and other intangible assets

Goodwill

Goodwill arises on the acquisition of businesses and represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired.

All goodwill is considered to have an indefinite life. Goodwill is allocated to Cash Generating Units (CGUs) based on management’s analysis of where the synergies resulting from an acquisition are expected to arise. It is tested for impairment annually and whenever there is an indication of impairment, and is carried at cost or deemed cost less accumulated impairment. An impairment charge is recognised whenever the carrying amount of a CGU to which goodwill is allocated exceeds its recoverable amount, which is determined on a value-in-use basis (refer Note 15).

Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

2014 Westpac Group Annual Report	151

Note 1. Summary of significant accounting policies (continued)

Computer software

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements, are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group. These assets are amortised using the straight-line method over their estimated useful lives of between three and ten years.

Brands

Brands are recognised on the acquisition of businesses and represent the value attributed to brand names associated with those businesses. The useful life of brands is estimated to be indefinite as there is no foreseeable limit to the period over which they are expected to generate net cash flows. Brands are not amortised but tested for impairment annually or more frequently when indicators of impairment are identified.

Core deposits intangibles

Core deposits were recognised as part of the merger with St.George and represent the value, or avoided cost, of the deposit base acquired that provides a valuable source of funding. Core deposits are amortised using the straight-line method over a period of nine years and are stated at cost less accumulated amortisation and impairment. Core deposits are assessed for impairment at each reporting date and whenever there is an indicator of impairment.

Other intangibles

Other intangibles primarily consist of financial planner distribution relationships, credit card customer relationships, dealer networks, value in force business and service contracts. They are stated at cost less accumulated amortisation (where relevant) and impairment. Other intangibles are assessed for impairment at each reporting date and whenever there is an indicator of impairment. An impairment charge is recognised whenever the carrying amount of the intangible exceeds its recoverable amount, which is determined on a value-in-use basis.

Financial planner distribution relationships, credit card customer relationships and dealer networks were recognised as part of business acquisitions and represent the value attributable to future revenue from these relationships. They are amortised using the straight-line method over their estimated useful lives of eight, five and three years respectively.

f.                   Liabilities

(i)               Financial liabilities

The Group classifies significant financial liabilities in the following categories: payables due to other financial institutions, deposits and other borrowings, other financial liabilities at fair value through income statement, derivative financial instruments, debt issues and loan capital. Financial liabilities are recognised when an obligation arises.

Financial liabilities measured at fair value through income statement are recognised initially at fair value. All other financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with the difference in the respective carrying amounts recognised in profit or loss.

a.             Payables due to other financial institutions

Payables due to other financial institutions include interbank lending, securities sold under agreements to repurchase, cash collateral and deposits (including vostro, settlement and clearing account balances) due to central and other banks. Subsequent to initial recognition, they are measured at amortised cost using the effective interest rate method.

b.             Deposits and other borrowings

Deposits and other borrowings include certificates of deposit, at-call and term deposits, and other related interest-bearing financial instruments. Subsequent to initial recognition, deposits and other borrowings are measured at either amortised cost using the effective interest rate method or at fair value through income statement where they are designated as such on initial recognition.

The Group designates certain deposits and other borrowings at fair value when those liabilities are managed on a fair value basis (as part of a trading portfolio), where an accounting mismatch is eliminated or reduced (which arises from associated derivatives executed for risk management purposes), or where the instrument contains an embedded derivative. These liabilities are measured at fair value with changes in fair value (except own credit) recognised through the income statement in the period in which they arise. The change in the portion of the fair value that is attributable to Westpac’s own credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised through the income statement.

Interest expense incurred is recorded within net interest income using the effective interest rate method.

152	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

c.              Other financial liabilities at fair value through income statement

Other financial liabilities at fair value through income statement includes trading securities sold short, securities sold under repurchase agreements included as part of a trading portfolio and other financial liabilities designated at fair value on initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value with changes in fair value (except as noted below) recognised through the income statement in the period in which they arise. For financial liabilities that have been designated at fair value, the change in the portion of the fair value that is attributable to Westpac’s own credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is recognised through the income statement.

Interest expense incurred is recorded within net interest income using the effective interest rate method.

d.             Derivative financial instruments

Refer to previous discussion on derivative financial instruments in Note 1(e)(ii).

e.             Debt issues

These are bonds, notes, commercial paper and debentures that have been issued by entities in the Westpac Group. Debt issues also include acceptances, which are bills of exchange initially accepted and discounted by Westpac that have been subsequently rediscounted into the market. Bill financing provided to customers by accepting and discounting of bills of exchanges is reported as part of loans.

Subsequent to initial recognition, debt issues are measured at either amortised cost using the effective interest rate method or at fair value through income statement where they are designated as such on initial recognition. The Group designates certain debt issues at fair value to reduce or eliminate an accounting mismatch which arises from associated derivatives executed for risk management purposes, or where the instrument contains an embedded derivative. These liabilities are measured at fair value with changes in fair value (except own credit) recognised through the income statement in the period in which they arise. The change in the fair value that is attributable to Westpac’s own credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised through the income statement.

Interest expense incurred is recorded within net interest income using the effective interest rate method.

f.                Loan capital

Loan capital is debt issued by the Group recognised as a liability with terms and conditions that qualify for inclusion as regulatory capital under APRA Prudential Standards. Subsequent to initial recognition loan capital is measured at amortised cost using the effective interest rate method.

g.             Financial guarantees

Financial guarantee contracts are recognised as financial liabilities (recorded in provisions) at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of a financial guarantee contract is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligation.

(ii)            Provisions

Employee benefits

Provisions for wages and salaries, including non-monetary benefits, annual leave, accumulating sick leave and any associated on-costs (i.e. payroll tax) expected to be settled within 12 months of the balance date are recognised in respect of employees’ services up to the balance date and are measured at the amounts expected to be paid when the liabilities are settled.

Provisions for long service leave expected to be settled within 12 months of the balance date are measured at the amounts expected to be paid when the liabilities are settled. Provisions for long service leave expected to be settled more than 12 months from the balance date are measured at the present value of future payments expected to be made in respect of services provided by employees up to the balance date. Consideration is given to expected future wage and salary levels, experience of employee departure and periods of service. Expected future payments are discounted to their net present value using market yields at the balance date on government bonds with terms that match as closely as possible the estimated timing of future cash flows.

Provision for impairment on credit commitments

A provision for impairment is recognised on undrawn contractually committed facilities and guarantees provided. The amount is calculated using the same methodology as the provision for impairment charges on loans (refer to Note 1(e)(ii)).

2014 Westpac Group Annual Report	153

Note 1. Summary of significant accounting policies (continued)

Provision for restructuring

A provision for restructuring (including termination benefits) is recognised where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties and the amount can be reliably estimated. The majority of restructuring provisions are expected to be settled within 12 months and are measured at amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the balance date are measured at the present value of the estimated cash outflows, where the effect of discounting is material.

Provision for dividends

A provision for dividends is recognised when dividends are declared, determined or publicly recommended by the Directors but not distributed as at the balance date.

Provision for litigation and non-lending losses

A provision for litigation is recognised where it is probable that there will be an outflow of economic resources. Non-lending losses are any losses that have not arisen as a consequence of an impaired credit decision. Those provisions include litigation and associated costs, frauds and the correction of operational issues.

Provision for leasehold premises

The provision for leasehold premises covers unavoidable costs in relation to making good property to the same or similar state as when the lease was entered into at the end of the lease period or net outgoings on certain unoccupied leased premises or sub-let premises where projected rental income falls short of rental expense. The liability is determined on the basis of the present value of net future cash flows.

(iii)         Life insurance liabilities

Life insurance liabilities consist of life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated using the margin on services methodology. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition costs are included in the measurement basis of life insurance contract liabilities and are therefore equally sensitive to the factors that are considered in the liabilities measurement. This methodology is in accordance with Prudential Standard LPS 340 Valuation of Policy Liabilities.

Under this methodology, planned profit margins and an estimate of future liabilities are calculated separately for each related product group using applied assumptions at each reporting date. Profit margins are released over each reporting period in line with the service that has been provided. The balance of the planned profit is deferred by including them in the value of policy liabilities.

Life investment contract liabilities

Life investment contract liabilities are designated at fair value through income statement. Fair value is based on the higher of the valuation of linked assets, or the minimum current surrender value.

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through income statement.

g.                Equity

(i)               Share capital

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

(ii)            Other equity instruments

Convertible debentures issued by the parent entity in respect of the 2006 Trust Preferred Securities (2006 TPS) are recognised in the balance sheet at the amount of consideration received net of issue costs. They are translated into Australian currency using the rate of exchange on issue date and distributions on them are recognised when entitlements are determined in accordance with the terms of the convertible debentures.

(iii)         Non-controlling interests

Non-controlling interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity. The Group also has on issue 2006 TPS that are hybrid instruments and are classified as non-controlling interests.

154	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

(iv)        Reserves

Foreign currency translation reserve

As noted in Note 1(b)(ii), exchange differences arising on translation of the Group’s foreign operations, any offsetting gains or losses on hedging the net investment and any associated tax effect are reflected in the foreign currency translation reserve. A cumulative credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised on sale or disposal of the foreign operation.

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

Other reserves

Other reserves for the Parent Entity consists of the common control reserve (refer Note 1(b)(i)). Other reserves for the Group consist of transactions relating to change in the parent entity’s ownership of a subsidiary that do not result in a loss of control.

The amount recorded in other reserves reflects the difference between the amount by which non-controlling interests are adjusted and the fair value of any consideration paid or received.

h.                Other

(i)               Loan securitisation

The Group, through its loan securitisation program, packages and sells loans (principally housing mortgage loans) as securities to investors. The program includes the securitisation of the Group’s own assets as well as assets from customer funding conduits. In such transactions, the Group provides an equitable interest in the loans to investors who provide funding to the Group. Securitised loans that do not qualify for derecognition and the associated funding are included in loans and debt issues respectively.

(ii)            Fiduciary activities

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

(iii)         Superannuation obligations

Obligations for contributions to the defined contribution superannuation plan are recognised as an expense in the income statement as incurred.

The asset or liability recognised in the balance sheet in respect of the defined benefit superannuation plan is the present value of the defined benefit obligation as at the reporting date less the fair value of the plan’s assets. The present value of the defined benefit obligation is determined by discounting the estimated pre-tax future cash flows using blended interest rates of government bonds that have terms to maturity approximating to the terms of the related superannuation liability.

The superannuation expense relating to the defined benefit superannuation plan comprises of service cost (including current and past service cost and gains and losses on curtailments and settlements) and net interest expense (income). Remeasurements (including actuarial gains and losses and the difference between the interest income and the return on plan assets) is recognised in other comprehensive income.

(iv)        Earnings per share

Basic earnings per share (EPS) is determined by dividing the net profit after tax attributable to equity holders, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares outstanding during the financial year, excluding the number of ordinary shares purchased and held as treasury shares.

Diluted EPS is calculated by adjusting the earnings and number of shares used in the determination of the basic EPS for the effects of dilutive options, share rights and other dilutive potential ordinary shares.

2014 Westpac Group Annual Report	155

Note 1. Summary of significant accounting policies (continued)

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

(v)           Leases

Leases are classified as either finance leases or operating leases. Under a finance lease, substantially all the risks and rewards incidental to legal ownership are transferred to the lessee. In contrast, an operating lease exists where the leased assets are allocated to the lessor.

In its capacity as a lessor, the Group primarily offers finance leases. The Group recognises the assets held under finance lease in the balance sheet as loans at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease. Finance lease income is included within interest income in the income statement (refer to Note 1(c)(i)). Where the Group offers operating leases, the assets are recognised in the balance sheet as property, plant and equipment at cost, and depreciated to their residual value on a straight-line basis over their estimated useful life. Operating lease rentals are recognised in the income statement on a straight line basis over the lease term (refer to Note 1(c)(ii).

In its capacity as a lessee, the Group mainly uses property and equipment under operating leases. Payments due to the lessor under operating leases are charged to equipment and occupancy expense on a straight-line basis over the term of the lease (refer to Note 1(c)(iii)).

(vi)        Segment reporting

Operating segments are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of its divisions internally, Westpac uses a measure of performance it refers to as ‘cash earnings’. To calculate cash earnings, Westpac adjusts the statutory result for material items that key decision makers believe do not reflect ongoing operations, items that are not considered when dividends are recommended and accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries. Details of the specific adjustments made to the statutory result in arriving at cash earnings are included in Note 33.

(vii)     Critical accounting assumptions and estimates

The application of the Group’s accounting policies necessarily requires the use of judgment, estimates and assumptions. Should different assumptions or estimates be applied, the resulting values would change, impacting the net assets and income of the Group. The nature of significant assumptions and estimates used are noted below.

Fair value of financial instruments

Financial instruments classified as held-for-trading (including derivatives) or designated at fair value through income statement and financial assets classified as available-for-sale are recognised in the financial statements at fair value.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

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

Provisions for impairment charges on loans and credit commitments

Provisions for credit impairment represent management’s estimate of the impairment charges incurred in the loan portfolios and on undrawn contractually committed credit facilities and guarantees provided as at the balance date. Changes to the provisions are reported in the income statement as part of impairment charges on loans. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

156	2014 Westpac Group Annual Report

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

¡        Individual component

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

¡        Collective component

This is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan impairments that have been incurred but have not been separately identified at the balance sheet date (incurred but not reported provisions). These are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and defaults based on portfolio trends. The most significant factors in establishing these provisions are the estimated loss rates and the related emergence periods. The emergence period for each loan product type is determined through studies of loss emergence patterns. Loan files where losses have emerged were reviewed to identify the average time period between observable loss indicator events and the loss becoming identifiable. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, unemployment levels, payment behaviour and bankruptcy rates.

Details on the group’s impairment charges are provided in Note 12.

Goodwill

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated, is compared to its recoverable amount. Value in use is the present value of expected future cash flows from the CGU, and the determination of the appropriate cash flows and discount rates to use is subjective. The key assumptions applied to determine if any impairment exists are outlined in Note 15.

Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 36. For each of these plans, independent actuarial valuations of the plan’s obligations using the projected unit credit method and the fair value measurements of the plan’s assets are performed at least annually. The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, salaries growth, mortality, morbidity, investment returns and discount rate assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

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

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining the worldwide provision for income taxes, based on the Group’s understanding of the relevant tax law. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax outcome is unclear. Provisions for tax are held to reflect these tax uncertainties. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made. Refer to Note 14 for details of the Group’s deferred tax balances.

2014 Westpac Group Annual Report	157

Note 1. Summary of significant accounting policies (continued)

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

Consolidation of structured entities

The Group assesses at inception and periodically whether an entity (particularly a structured entity) should be consolidated. The determination of control of structured entities will involve significant judgment as voting rights are often not the decisive factor in decisions over the relevant activities. Judgment may involve assessing the purpose and design of the entity, and consideration as to whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others. Refer to Note 41 for information about structured entities.

(viii)  Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments was issued by the Australian Accounting Standards Board in December 2009. Unless early adopted, the standard will be effective for the 30 September 2019 financial year. The major changes under the standard are:

¡        the multiple classification and measurement models are replaced in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

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

¡        an embedded derivative will not be separated where the instrument is a financial asset;

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

¡        the portion of a change of fair value relating to the entity’s own credit risk for financial liabilities designated at fair value is presented in other comprehensive income, except when that would create an accounting mismatch. If such a mismatch would be created or enlarged, all changes in fair value (including the effects of changes in the credit risk) is recognised in profit or loss. The Group early adopted this amendment from 1 October 2013; and

¡        hedge accounting is more closely aligned with risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

The IASB recently released a final version of IFRS 9 Financial Instruments. This final standard includes a new expected credit loss impairment model which will replace the current incurred loss impairment model. The Australian Accounting Standards Board is expected to release a final version of AASB 9 equivalent to IFRS 9 shortly. We are yet to determine the impact of this revised standard on the Group.

The IASB also has a separate active project on accounting for macro hedging which it continues to work on.

158	2014 Westpac Group Annual Report

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

AASB 9 will impact the classification and measurement of the Group’s financial instruments when the remainder of the standard is adopted.

AASB 2012-3 Amendments to Australian Accounting Standards — Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2015 financial year. The amendment provides application guidance to addressing inconsistencies applied to offsetting criteria provided in AASB 132 Financial Instruments: Presentation, including clarifying the meaning of current legal enforceable right of set-off is legally enforceable in all circumstances and that some gross settlement systems (such as through a clearing house) may be considered as the equivalent to net settlement. The amendment is not expected to have a material impact on the Group.

AASB 15 Revenue from Contracts with Customers was issued on 28 May 2014 and will be effective for the 30 September 2018 financial year. The standard provides a single comprehensive model for revenue recognition. It supersedes current recognition and related Interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

Note 2. Net interest income

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Interest income
Cash	225	102	99	182	67
Receivables due from other financial institutions	84	113	188	35	38
Net ineffectiveness on qualifying hedges	(58)	31	8	(61)	29
Trading securities	1,407	1,665	2,091	1,340	1,603
Other financial assets designated at fair value	75	67	108	73	64
Available-for-sale securities	1,386	1,226	1,116	1,231	1,085
Loans	29,104	29,781	33,238	24,666	26,125
Regulatory deposits with central banks overseas	18	23	24	18	23
Due from subsidiaries	-	-	-	4,585	3,907
Other interest income	7	1	1	7	1
Total interest income[1]	32,248	33,009	36,873	32,076	32,942
Interest expense
Payables due to other financial institutions	(300)	(190)	(244)	(299)	(189)
Certificates of deposit	(921)	(1,009)	(1,619)	(881)	(978)
At call and term deposits	(10,578)	(11,546)	(12,983)	(9,148)	(10,352)
Trading liabilities	(2,523)	(2,806)	(4,500)	(2,268)	(2,569)
Debt issues	(3,813)	(4,008)	(4,388)	(3,096)	(3,407)
Due to subsidiaries	-	-	-	(4,791)	(4,064)
Loan capital	(490)	(529)	(454)	(458)	(494)
Other interest expense	(81)	(100)	(183)	(71)	(70)
Total interest expense[2]	(18,706)	(20,188)	(24,371)	(21,012)	(22,123)
Net interest income	13,542	12,821	12,502	11,064	10,819

1      Total interest income for financial assets that are not at fair value through income statement is $30,824 million (2013: $31,246 million, 2012: $34,666 million) for the Group and $30,724 million (2013: $31,246 million) for the Parent Entity.

2      Total interest expense for financial liabilities that are not at fair value through income statement is $14,996 million (2013: $16,116 million, 2012: $17,990 million) for the Group and $17,636 million (2013: $18,357 million) for the Parent Entity.

2014 Westpac Group Annual Report	159

Note 3. Non-interest income

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Fees and commissions
Facility fees	1,329	1,253	1,179	1,265	1,206
Transaction fees and commissions received	1,254	1,160	1,185	1,030	946
Other non-risk fee income	343	310	266	312	285
Transactions with subsidiaries	-	-	-	514	299
Total fees and commissions	2,926	2,723	2,630	3,121	2,736
Wealth management and insurance income
Life insurance and funds management net operating income	2,000	1,738	1,613	-	-
General insurance and lenders mortgage insurance net operating income	254	206	178	-	-
Total wealth management and insurance income	2,254	1,944	1,791	-	-
Trading income
Foreign exchange income	530	440	476	407	343
Other trading securities	487	629	374	520	663
Total trading income	1,017	1,069	850	927	1,006
Other income
Dividends received from subsidiaries	-	-	-	1,643	1,813
Dividends received from other entities	11	10	12	8	7
Net gain on disposal of assets	97	67	46	127	62
Net gain/(loss) on ineffective hedges	-	(1)	3	-	(1)
Net gain/(loss) on hedging overseas operations	12	(6)	78	18	(253)
Net gain/(loss) on derivatives held for risk management purposes[1]	(27)	(118)	(36)	(27)	(114)
Net gain/(loss) on financial instruments designated at fair value	(14)	32	27	18	65
Rental income on operating leases	32	-	-	1	-
Other	87	54	80	69	54
Total other income	198	38	210	1,857	1,633
Total non-interest income	6,395	5,774	5,481	5,905	5,375
Wealth management and insurance income comprised
Funds management income	1,337	1,149	1,037	-	-
Life insurance premium income	881	761	637	-	-
Life insurance commissions, investment income and other income	639	1,125	836	-	-
Life insurance claims and changes in life insurance liabilities	(857)	(1,297)	(897)	-	-
General insurance and lenders mortgage insurance net premiums earned	426	402	370	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	22	25	30	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(194)	(221)	(222)	-	-
Total wealth management and insurance income	2,254	1,944	1,791	-	-

1      Income from derivatives held for risk management purposes reflects impact of economic hedge of foreign currency capital and earnings where hedge accounting is not achieved.

160	2014 Westpac Group Annual Report

Notes to the financial statements

Note 4. Operating expenses

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	3,544	3,264	3,113	2,761	2,588
Employee entitlements	316	325	326	272	282
Employee related taxes	210	223	209	174	190
Superannuation expense:
Defined contribution plans	279	254	237	216	198
Defined benefit plans (Note 36)	57	70	87	56	70
Equity based compensation	184	155	155	133	113
Restructuring costs	61	28	159	57	18
Other	16	17	20	1	3
Total salaries and other staff expenses	4,667	4,336	4,306	3,670	3,462
Equipment and occupancy expenses
Operating lease rentals	565	565	535	481	487
Depreciation, amortisation and impairment:
Premises	10	13	14	9	12
Leasehold improvements	109	108	106	92	94
Furniture and equipment	64	62	62	54	54
Technology	105	94	85	91	82
Software	493	403	352	413	336
Assets under lease	16	-	-	1	-
Equipment repairs and maintenance	85	78	76	71	67
Electricity, water and rates	12	12	12	8	8
Land tax	8	8	8	7	8
Other	35	27	28	25	15
Total equipment and occupancy expenses	1,502	1,370	1,278	1,252	1,163
Other expenses
Amortisation of deferred expenditure	6	3	6	16	17
Amortisation and impairment of intangible assets	217	221	225	191	208
Impairment on investments in subsidiaries	-	-	-	22	-
Non-lending losses	(23)	43	172	(33)	30
Purchased services:
Technology and information services	392	350	278	291	245
Legal	33	26	29	25	15
Other professional services	423	380	402	293	284
Credit card loyalty programs	136	135	133	136	135
Stationery	75	76	78	57	57
Postage and freight	130	146	151	101	117
Outsourcing costs	610	587	620	488	478
Insurance	21	20	16	13	13
Advertising	159	164	147	114	110
Training	18	21	20	13	15
Travel	67	64	66	49	47
Westpac Bicentennial Foundation grant	100	-	-	100	-
Other expenses	14	34	30	141	103
Total other expenses	2,378	2,270	2,373	2,017	1,874
Operating expenses	8,547	7,976	7,957	6,939	6,499

2014 Westpac Group Annual Report	161

Note 5. Income tax

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	10,740	9,772	8,814	9,469	9,033
Prima facie income tax based on the Australian company tax rate of 30%	3,222	2,932	2,644	2,841	2,710
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate[1]	1	(2)	1	1	-
Dividend adjustments	7	(2)	(1)	(493)	(544)
Life insurance:
Tax adjustment on policyholders’ earnings[2]	3	24	8	-	-
Adjustment for life business tax rates	(4)	(8)	(6)	1	1
Hybrid capital distributions[3]	36	26	10	36	26
Other non-assessable items	(22)	(18)	(29)	(22)	(16)
Other non-deductible items	46	37	53	39	31
Adjustment for overseas tax rates	(22)	-	3	10	16
Income tax (over)/under provided in prior years	(14)	(7)	(10)	(15)	(9)
TOFA tax consolidation adjustment[4]	-	-	165	-	-
Other items[5]	(138)	(35)	(26)	(163)	13
Total income tax expense in the income statement	3,115	2,947	2,812	2,235	2,228
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	2,303	2,209	2,160	1,844	1,723
Overseas	401	357	344	79	102
	2,704	2,566	2,504	1,923	1,825
Deferred income tax:
Australia	389	387	320	325	405
Overseas	36	1	(2)	2	7
	425	388	318	327	412
Under/(over) provision in prior years:
Australia	2	(1)	(8)	3	(2)
Overseas	(16)	(6)	(2)	(18)	(7)
	(14)	(7)	(10)	(15)	(9)
Total Australia	2,694	2,595	2,472	2,172	2,126
Total overseas	421	352	340	63	102
Total income tax expense attributable to profit from ordinary activities	3,115	2,947	2,812	2,235	2,228

1           During 2014 the company tax rate in the UK reduced from 23% to 21% (2013: from 24% to 23%, 2012 from 26% to 24%). The impact of this change has been taken to account in the measurement of deferred tax at the end of the reporting period. The impact of the change in the Fiji company tax rates from 28% to 20% was included in 2012.

2           In accordance with the requirements of AASB 1038, tax expense for 2014 includes a $4 million tax expense on policyholders’ investment earnings (2013: $35 million tax expense, 2012: $12 million tax expense) of which $1 million (2013: $11 million tax expense, 2012: $4 million tax expense) is included in the prima facie tax expense and the balance of $3 million tax expense (2013: $24 million tax expense, 2012: $8 million tax expense) is shown here.

3           Reflects distributions on Westpac Convertible Preference Shares, Westpac Capital Notes and Westpac Capital Notes 2 which are non-tax deductible.

4           New legislation that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups was introduced during the 2012 financial year. The amendments had an adverse application to certain liabilities that were consolidated as part of the St.George merger. This gave rise to an additional income tax expense of $165 million for the 2012 financial year.

5           Includes the release of provisions no longer required following the finalisation of prior period taxation matters.

162	2014 Westpac Group Annual Report

Notes to the financial statements

Note 5. Income tax (continued)

Tax consolidation

The Parent Entity and its wholly owned, Australian-controlled entities implemented the tax consolidation legislation as of 1 October 2002. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly owned entities in the case of a default by the head entity, Westpac Banking Corporation.

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

Note 6. Dividends

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2013 final dividend paid 88 cents per share (2012: 84 cents per share, 2011: 80 cents per share) all fully franked at 30%	2,733	2,584	2,423	2,736	2,588
2014 interim dividend paid 90 cents per share (2013: 86 cents per share, 2012: 82 cents per share) all fully franked at 30%	2,794	2,665	2,501	2,798	2,670
Total ordinary dividends	5,527	5,249	4,924	5,534	5,258
Special dividends
Special dividend paid 10 cents per share determined 4 November 2013 (2013: 10 cents per share determined 3 May 2013, 2012: nil) fully franked at 30%	310	310	-	310	310
Total special dividends	310	310	-	310	310
Distributions on other equity instruments
Convertible debentures	-	-	-	16	47
Total distributions on other equity instruments	-	-	-	16	47
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following dividends on ordinary shares:
Ordinary shares 92 cents per share (2013: 88 cents per share, 2012: 84 cents per share) all fully franked at 30%	2,856	2,733	2,584	2,860	2,736
Special dividend nil (2013: 10 cents per share, 2012: nil) fully franked at 30%	-	310	-	-	310
Total dividends not recognised at year end	2,856	3,043	2,584	2,860	3,046

The Board has determined to satisfy the DRP for the 2014 final dividend by issuing Westpac ordinary shares. The DRP will not include a discount.

Dividend franking account

Australian franking credits available to the Parent Entity for subsequent financial years is $565 million (2013: $585 million, 2012: $1,029 million). This is based on the franking account of the Parent Entity at 30 September 2014, adjusted for franking credits that will arise from the payment of income tax payable on Australian profits for the 2014 financial year, and franking debits of $1,226 million that will arise from the payment of proposed 2014 final dividends.

2014 Westpac Group Annual Report	163

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

Refer to Note 23 Loan Capital and Note 25 Share-based Payments for further information on the potential dilutive instruments.

	Consolidated
	2014		2013		2012
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	7,561	7,561	6,751	6,751	5,936	5,936
Restricted Share Plan (RSP) treasury shares distributions[1]	(10)	-	(12)	-	(11)	-
2004 TPS distributions	-	22	-	21	-	18
2007 convertible notes distributions	-	-	-	-	-	16
Westpac SPS distributions	-	-	-	27	-	34
Westpac SPS II distributions	-	24	-	30	-	36
Westpac CPS dividends	-	49	-	53	-	34
Westpac CN distributions	-	56	-	30	-	-
Westpac CN 2 distributions	-	14	-	-	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	7,551	7,726	6,739	6,912	5,925	6,074

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,109	3,109	3,100	3,100	3,056	3,056
Effect of own shares held	(11)	(11)	(13)	(13)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	9	-	14	-	13
Conversion of 2004 TPS	-	18	-	17	-	21
Conversion of 2007 convertible notes	-	-	-	-	-	23
Conversion of Westpac SPS	-	-	-	31	-	43
Conversion of Westpac SPS II	-	23	-	28	-	38
Conversion of Westpac CPS	-	36	-	37	-	26
Conversion of Westpac CN	-	42	-	24	-	-
Conversion of Westpac CN 2	-	11	-	-	-	-
Total weighted average number of ordinary shares	3,098	3,237	3,087	3,238	3,043	3,207
Earnings per ordinary share (cents)	243.7	238.7	218.3	213.5	194.7	189.4

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

Note 8. Receivables due from other financial institutions

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Conduit assets[1]	1,417	1,710	-	-
Cash collateral	3,830	7,137	3,686	6,987
Interbank lending	2,177	2,363	1,797	2,330
Total receivables due from other financial institutions	7,424	11,210	5,483	9,317

1      Further information on conduit assets is disclosed in Note 32. Conduit assets are only available to meet associated conduit liabilities disclosed in Note 22.

164	2014 Westpac Group Annual Report

Notes to the financial statements

Note 9. Trading securities and other financial assets designated at fair value

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Securities	36,881	39,448	34,455	35,794	38,046
Securities purchased under agreement to resell	6,275	6,882	10,148	6,275	6,882
Other financial assets designated at fair value	2,753	2,759	2,664	2,255	2,090
Total trading securities and other financial assets designated at fair value	45,909	49,089	47,267	44,324	47,018

Securities include the following:

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Australian public securities
Commonwealth securities	7,146	4,501	3,172	7,146	4,501
State government securities	12,521	9,865	6,249	12,490	9,740
Australian equity securities	44	22	44	44	22
Australian debt securities	8,033	14,647	20,952	8,032	14,645
Overseas public securities	5,608	6,152	826	5,608	6,151
Overseas debt securities	3,486	4,236	3,164	2,431	2,962
Other securities	43	25	48	43	25
Total securities	36,881	39,448	34,455	35,794	38,046

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Australian debt securities	1,595	1,928	1,840	1,265	1,444
Overseas debt securities	852	543	545	852	543
Australian equity securities	306	288	279	138	103
Total other financial assets designated at fair value	2,753	2,759	2,664	2,255	2,090

The Group has total holdings of debt securities from the Australian Commonwealth Government of $7,146 million and three Australian State Governments (Queensland Treasury Corporation: $12,220 million; NSW Treasury Corporation: $7,881 million; Western Australian Treasury Corporation: $5,776 million), the aggregate book and market value, each of which exceeded 10% of the Group total shareholders’ equity at 30 September 2014.

The Group holds $4,559 million of US Government treasury notes (2013: $4,978 million, 2012: $573 million1).

Both of the above are recognised in the categories trading securities, other financial assets designated at fair value and available-for-sale securities (Note 10) at 30 September 2014.

1      The 2012 comparative has been restated from the $37 million previously reported.

2014 Westpac Group Annual Report	165

Note 10. Available-for-sale securities

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Available-for-sale securities – at fair value
Australian public securities (State Government securities)	19,490	17,464	18,342	19,490	17,464
Australian debt securities	12,062	9,071	2,667	11,712	8,692
Overseas public securities	3,083	2,477	2,427	368	5
Overseas debt securities	1,179	797	801	415	221
Australian equity securities	9	10	106	8	8
Overseas equity securities	185	180	122	-	-
	36,008	29,999	24,465	31,993	26,390
Available-for-sale securities – at cost[1]
Unlisted securities	16	12	7	16	4
Total available-for-sale securities	36,024	30,011	24,472	32,009	26,394

1      Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent non-controlling interests in companies for which active markets do not exist and quoted prices are not available.

Available-for-sale securities change in fair value resulted in a gain of $263 million for the Group (2013: $57 million gain, 2012: $139 million gain) and a gain of $222 million for the Parent Entity (2013: $7 million gain) being recognised in other comprehensive income.

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2014. There are no tax-exempt securities.

	2014
	Within		Over 1 Year		Over 5 Years		Over		No Specific			Weighted
	1 Year		to 5 Years		to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Australian public securities	100	2.9	8,861	4.4	10,108	4.7	421	4.5	-	-	19,490	4.6
Australian debt securities	567	3.2	9,645	3.6	1,850	3.9	-	-	-	-	12,062	3.6
Overseas public securities	1,050	3.7	1,673	5.1	360	4.7	-	-	-	-	3,083	4.6
Overseas debt securities	384	1.6	761	3.4	34	5.6	-	-	-	-	1,179	2.8
Australian equity securities	-	-	-	-	-	-	-	-	9	-	9	-
Overseas equity securities	-	-	-	-	-	-	-	-	185	-	185	-
Unlisted securities at cost	-	-	-	-	-	-	-	-	16	-	16	-
Total by maturity	2,101		20,940		12,352		421		210		36,024

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

166	2014 Westpac Group Annual Report

Notes to the financial statements

Note 11. Loans

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the booking office:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Australia
Overdrafts	2,589	2,965	2,589	2,965
Credit card outstandings	10,032	9,560	10,032	9,560
Overnight and at call money market loans	26	112	26	112
Acceptance of finance	33,137	36,191	33,137	36,191
Term loans:[1]
Housing	323,940	298,967	323,912	298,931
Housing – line of credit	27,097	29,565	27,097	29,565
Total housing	351,037	328,532	351,009	328,496
Non-housing	104,556	87,240	91,762	80,469
Finance leases[1]	5,458	4,976	2,428	3,011
Margin lending	1,960	2,041	1,984	2,082
Trade finance[2]	1,790	1,670	1,790	1,670
Other	670	857	670	857
Total Australia	511,255	474,144	495,427	465,413
New Zealand
Overdrafts	1,013	1,125	-	-
Credit card outstandings	1,255	1,201	-	-
Overnight and at call money market loans	1,400	1,230	-	-
Term loans:
Housing	35,465	33,389	-	-
Non-housing	18,888	18,242	-	21
Trade finance[2]	289	256	289	256
Other	160	142	16	31
Total New Zealand	58,470	55,585	305	308
Other overseas
Overdrafts	161	149	118	94
Term loans:
Housing	881	885	335	357
Non-housing	6,515	4,260	5,840	3,717
Trade finance[2]	6,147	4,706	6,146	4,706
Other	87	77	22	18
Total other overseas	13,791	10,077	12,461	8,892
Total loans	583,516	539,806	508,193	474,613
Provisions on loans (refer to Note 12)	(3,173)	(3,642)	(2,589)	(2,956)
Total net loans[3]	580,343	536,164	505,604	471,657
Net loans classification[4]
Loans – housing and personal	411,583	382,702	366,897	343,407
Loans – business	168,760	153,462	138,707	128,250
Total net loans[3]	580,343	536,164	505,604	471,657

1       Securitised loans are included in term loans and finance leases. Further detail on securitised assets is disclosed in Note 32.

2      Trade finance was previously presented as part of Other. Comparatives have been revised to conform to presentation with the current year.

3      Included in net loans is $9 billion (2013: $11 billion) of loans designated at fair value to reduce an accounting mismatch. The cumulative change in fair value of the loans attributable to credit risk is a decrease of $62 million (2013: $98 million decrease) for the Group and Parent Entity. The change in fair value of loans attributable to credit risk recognised during the period is $36 million (2013: $27 million) for the Group and Parent Entity.

4      Loans – housing and personal include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts.  Loans – business include corporate funding, working capital, trade and overdraft facilities.

2014 Westpac Group Annual Report	167

Note 11. Loans (continued)

The following table shows loans presented based on their industry classification:

	Consolidated
	2014	2013	2012	2011	2010
	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	7,447	7,108	7,106	7,121	7,195
Agriculture, forestry and fishing	7,224	7,304	7,549	7,790	7,797
Construction	6,416	6,049	6,313	6,084	5,968
Finance and insurance	14,644	13,259	13,101	15,925	13,643
Government, administration and defence	784	881	930	781	806
Manufacturing	9,269	9,415	10,663	11,339	10,958
Mining	3,293	2,339	1,836	1,488	1,337
Property, property services and business services	55,150	49,030	47,184	45,559	48,398
Services[1]	10,874	9,715	9,467	8,936	9,408
Trade[2]	15,616	14,619	15,868	16,094	16,240
Transport and storage	9,330	8,868	9,351	6,677	7,351
Utilities[3]	3,272	3,002	3,239	2,581	2,421
Retail lending	365,822	340,139	328,109	316,777	301,150
Other	2,114	2,416	2,298	1,330	1,282
Total Australia	511,255	474,144	463,014	448,482	433,954
Overseas
Accommodation, cafes and restaurants	562	585	594	580	570
Agriculture, forestry and fishing	6,938	6,506	5,345	4,975	4,699
Construction	1,184	1,367	1,220	1,180	1,180
Finance and insurance	3,880	2,960	2,406	1,998	1,886
Government, administration and defence	389	639	533	464	474
Manufacturing	4,026	3,319	3,682	2,925	2,143
Mining	4,585	2,921	640	368	363
Property, property services and business services	12,448	11,225	9,620	9,659	9,156
Services[1]	2,486	2,651	2,174	2,149	2,026
Trade[2]	4,617	5,014	4,411	4,047	3,289
Transport and storage	1,730	1,528	1,589	1,928	1,800
Utilities[3]	1,764	1,476	1,212	1,010	1,104
Retail lending	27,462	25,363	21,766	20,723	19,574
Other	190	108	73	166	148
Total overseas	72,261	65,662	55,265	52,172	48,412
Total loans	583,516	539,806	518,279	500,654	482,366
Provisions on loans	(3,173)	(3,642)	(3,834)	(4,045)	(4,711)
Total net loans	580,343	536,164	514,445	496,609	477,655

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

168	2014 Westpac Group Annual Report

Notes to the financial statements

Note 11. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2014:

	2014
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	2,501	4,174	772	7,447
Agriculture, forestry and fishing	2,718	3,638	868	7,224
Construction	1,431	3,483	1,502	6,416
Finance and insurance	4,581	6,313	3,750	14,644
Government, administration and defence	114	261	409	784
Manufacturing	3,556	4,438	1,275	9,269
Mining	451	1,823	1,019	3,293
Property, property services and business services	18,040	29,516	7,594	55,150
Services[1]	2,428	6,137	2,309	10,874
Trade[2]	5,876	7,645	2,095	15,616
Transport and storage	1,155	6,728	1,447	9,330
Utilities[3]	305	2,107	860	3,272
Retail lending	19,203	44,504	302,115	365,822
Other	955	799	360	2,114
Total Australia	63,314	121,566	326,375	511,255
Total overseas	21,271	14,131	36,859	72,261
Total loans	84,585	135,697	363,234	583,516

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

	Consolidated
	2014			2013
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	353,625	94,316	447,941	332,738	75,804	408,542
By offices overseas	16,244	34,746	50,990	18,079	29,130	47,209
Total loans maturing after one year	369,869	129,062	498,931	350,817	104,934	455,751

2014 Westpac Group Annual Report	169

Note 11. Loans (continued)

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	904	737	416	409
Due after one year but not later than five years	5,039	4,742	2,059	2,739
Due after five years	689	647	312	358
Unearned future finance income on finance leases	(958)	(948)	(327)	(456)
Net investment in finance leases	5,674	5,178	2,460	3,050
Accumulated allowance for uncollectible minimum lease payments	(26)	(21)	(9)	(13)
Net investment in finance leases after accumulated allowance	5,648	5,157	2,451	3,037
The net investment in finance leases may be analysed as follows:
Due within one year	868	705	402	395
Due after one year but not later than five years	4,305	4,026	1,822	2,393
Due after five years	501	447	236	262
Total net investment in finance leases	5,674	5,178	2,460	3,050

Note 12. Provisions for impairment charges

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	2,585	2,771	2,953	2,107	2,336
Provisions raised/(released)	505	290	342	457	181
Write-offs	(702)	(708)	(756)	(585)	(581)
Interest adjustment	189	196	229	151	162
Exchange rate and other adjustments	37	36	3	18	9
Balance as at end of the year	2,614	2,585	2,771	2,148	2,107
Individually assessed provisions
Balance as at beginning of the year	1,364	1,470	1,461	1,123	1,227
Provisions raised	684	1,112	1,442	550	946
Write-backs	(433)	(479)	(468)	(373)	(412)
Write-offs	(706)	(691)	(952)	(532)	(571)
Interest adjustment	(34)	(75)	(38)	(36)	(78)
Exchange rate and other adjustments	(8)	27	25	(13)	11
Balance as at end of the year	867	1,364	1,470	719	1,123
Total provisions for impairment charges on loans and credit commitments	3,481	3,949	4,241	2,867	3,230
Less provisions for credit commitments (refer to Note 20)	(308)	(307)	(407)	(278)	(274)
Total provisions for impairment charges on loans	3,173	3,642	3,834	2,589	2,956

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
Individually assessed provisions raised	684	1,112	1,442	550	946
Write-backs	(433)	(479)	(468)	(373)	(412)
Recoveries	(106)	(76)	(104)	(73)	(53)
Collectively assessed provisions raised/(released)	505	290	342	457	181
Impairment charges	650	847	1,212	561	662

170	2014 Westpac Group Annual Report

Notes to the financial statements

Note 12. Provisions for impairment charges (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

	Consolidated
	2014		2013		2012		2011		2010
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	47	1.4	59	1.5	53	1.2	45	1.0	44	0.9
Agriculture, forestry and fishing	47	1.4	80	2.0	46	1.1	28	0.6	27	0.5
Construction	61	1.8	66	1.7	73	1.7	63	1.4	32	0.6
Finance and insurance	24	0.7	24	0.6	38	0.9	58	1.3	60	1.2
Manufacturing	36	1.0	108	2.7	116	2.7	90	2.0	143	2.8
Mining	15	0.4	4	0.1	2	0.1	2	-	31	0.6
Property, property services and business services	283	8.1	428	10.9	518	12.2	559	12.7	595	11.8
Services[1]	32	0.9	48	1.2	121	2.9	96	2.2	51	1.0
Trade[2]	70	2.0	116	2.9	87	2.1	97	2.2	47	0.9
Transport and storage	12	0.3	45	1.1	47	1.1	38	0.9	80	1.6
Utilities[3]	2	0.1	29	0.8	22	0.5	23	0.5	27	0.5
Retail lending	60	1.7	76	1.9	67	1.6	74	1.7	137	2.7
Other	2	0.1	6	0.2	7	0.2	7	0.2	26	0.5
Total Australia	691	19.9	1,089	27.6	1,197	28.3	1,180	26.7	1,300	25.6
New Zealand
Accommodation, cafes and restaurants	-	-	1	-	5	0.1	2	-	2	-
Agriculture, forestry and fishing	6	0.2	17	0.4	20	0.5	20	0.5	46	0.9
Construction	1	-	6	0.2	2	0.1	4	0.1	2	-
Finance and insurance	-	-	9	0.2	9	0.2	3	0.1	1	-
Manufacturing	33	0.9	6	0.2	16	0.4	29	0.7	10	0.2
Mining	36	1.0	37	0.9	-	-	1	-	-	-
Property, property services and business services	38	1.1	71	1.8	116	2.7	112	2.5	143	2.9
Services[1]	1	-	40	1.0	35	0.8	6	0.1	5	0.1
Trade[2]	2	0.1	2	0.1	3	0.1	7	0.2	13	0.3
Transport and storage	1	-	-	-	-	-	-	-	-	-
Utilities[3]	-	-	1	-	-	-	-	-	12	0.2
Retail lending	10	0.3	17	0.4	14	0.3	27	0.6	36	0.8
Total New Zealand	128	3.6	207	5.2	220	5.2	211	4.8	270	5.4
Other overseas
Accommodation, cafes and restaurants	7	0.2	4	0.1	2	0.1	2	-	1	-
Agriculture, forestry and fishing	2	0.1	3	0.1	2	0.1	-	-	1	-
Construction	1	-	2	0.1	7	0.2	-	-	-	-
Finance and insurance	20	0.6	33	0.7	23	0.5	17	0.6	-	-
Manufacturing	1	-	2	0.1	2	-	2	-	-	-
Mining	1	-	-	-	-	-	-	-	-	-
Property, property services and business services	2	0.1	13	0.2	9	0.2	19	0.4	6	0.1
Services[1]	1	-	3	0.1	2	-	1	-	16	0.3
Trade[2]	4	0.1	4	0.1	1	-	2	-	-	-
Transport and storage	6	0.2	2	0.1	1	-	17	0.4	19	0.4
Retail lending	3	0.1	2	0.1	4	0.1	10	0.2	9	0.2
Total other overseas	48	1.4	68	1.7	53	1.2	70	1.6	52	1.0
Total overseas	176	5.0	275	6.9	273	6.4	281	6.4	322	6.4
Total individually assessed provisions	867	24.9	1,364	34.5	1,470	34.7	1,461	33.1	1,622	32.0
Total collectively assessed provisions	2,614	75.1	2,585	65.5	2,771	65.3	2,953	66.9	3,439	68.0
Total provisions for impairment charges and credit commitments	3,481	100.0	3,949	100.0	4,241	100.0	4,414	100.0	5,061	100.0

1   Services includes education, health and community services, cultural and recreational services and personal and other services.

2   Trade includes wholesale trade and retail trade.

3   Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	171

Note 12. Provisions for impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

	Consolidated
	2014	2013	2012	2011	2010
	$m	$m	$m	$m	$m
Write-offs
Australia
Accommodation, cafes and restaurants	(26)	(31)	(24)	(34)	(47)
Agriculture, forestry and fishing	(60)	(30)	(11)	(23)	(9)
Construction	(37)	(46)	(106)	(27)	(68)
Finance and insurance	(10)	(14)	(11)	(5)	(30)
Manufacturing	(85)	(50)	(45)	(134)	(45)
Mining	(4)	(5)	(1)	(15)	(14)
Property, property services and business services	(232)	(340)	(453)	(507)	(272)
Services[1]	(22)	(58)	(41)	(28)	(32)
Trade[2]	(70)	(69)	(53)	(57)	(51)
Transport and storage	(43)	(18)	(37)	(60)	(25)
Utilities[3]	(3)	(2)	(33)	(7)	(4)
Retail lending	(603)	(545)	(597)	(661)	(566)
Other	(14)	(9)	(11)	(21)	(39)
Total Australia	(1,209)	(1,217)	(1,423)	(1,579)	(1,202)
New Zealand
Accommodation, cafes and restaurants	(2)	(1)	(2)	(3)	(2)
Agriculture, forestry and fishing	(10)	(7)	(23)	(59)	(4)
Construction	(5)	(4)	(9)	(24)	(4)
Finance and insurance	(10)	(13)	(2)	(1)	(1)
Manufacturing	(1)	(3)	(17)	(12)	(15)
Mining	(10)	-	(1)	-	-
Property, property services and business services	(41)	(94)	(105)	(126)	(29)
Services[1]	(37)	(5)	(5)	(4)	(4)
Trade[2]	(3)	(4)	(3)	(15)	(3)
Transport and storage	-	(1)	(1)	-	(2)
Utilities[3]	-	-	-	(13)	-
Retail lending	(49)	(46)	(59)	(84)	(79)
Other	-	-	(1)	(1)	(3)
Total New Zealand	(168)	(178)	(228)	(342)	(146)
Other overseas
Accommodation, cafes and restaurants	(3)	(1)	(3)	-	-
Agriculture, forestry and fishing	-	-	(1)	-	-
Construction	-	-	(3)	-	-
Finance and insurance	(16)	-	(12)	-	-
Manufacturing	(1)	(2)	(1)	(3)	-
Property, property services and business services	-	-	(7)	(1)	(3)
Services[1]	(3)	(1)	(2)	-	-
Trade[2]	(3)	-	(2)	-	-
Transport and storage	(1)	-	(19)	-	-
Utilities[3]	(2)	-	-	-	-
Retail lending	-	-	(7)	-	-
Other	(2)	-	-	(2)	-
Total other overseas	(31)	(4)	(57)	(6)	(3)
Total write-offs	(1,408)	(1,399)	(1,708)	(1,927)	(1,351)
Write-offs in relation to:
Collectively assessed provisions	(702)	(708)	(756)	(739)	(667)
Individually assessed provisions	(706)	(691)	(952)	(1,188)	(684)
Total write-offs	(1,408)	(1,399)	(1,708)	(1,927)	(1,351)

1   Services includes education, health and community services, cultural and recreational services and personal and other services.

2   Trade includes wholesale trade and retail trade.

3   Utilities includes electricity, gas and water and communication services.

172	2014 Westpac Group Annual Report

Notes to the financial statements

Note 12. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

	Consolidated
	2014	2013	2012	2011	2010
	$m	$m	$m	$m	$m
Recoveries
Australia
Accommodation, cafes and restaurants	-	1	-	-	1
Agriculture, forestry and fishing	-	1	-	-	-
Construction	2	1	1	-	2
Finance and insurance	8	3	2	-	-
Manufacturing	3	8	5	-	2
Property, property services and business services	12	11	23	9	3
Services[1]	-	-	1	-	1
Trade[2]	1	1	1	-	1
Transport and storage	-	1	1	-	1
Utilities[3]	2	-	-	-	-
Retail lending	62	41	61	46	31
Other	2	-	1	-	2
Total Australia	92	68	96	55	44
Total New Zealand	14	8	8	5	4
Total other overseas	-	-	-	-	3
Total recoveries	106	76	104	60	51
Total write-offs	(1,408)	(1,399)	(1,708)	(1,927)	(1,351)
Net write-offs and recoveries	(1,302)	(1,323)	(1,604)	(1,867)	(1,300)

1   Services includes education, health and community services, cultural and recreational services and personal and other services.

2   Trade includes wholesale trade and retail trade.

3   Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	173

Note 13. Property, plant and equipment

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Premises and sites
Cost	381	320	212	208
Accumulated depreciation	(153)	(138)	(64)	(51)
Net carrying amount	228	182	148	157
Leasehold improvements
Cost	1,206	1,138	1,012	886
Accumulated amortisation	(629)	(586)	(547)	(456)
Net carrying amount	577	552	465	430
Furniture and equipment
Cost	748	737	591	521
Accumulated depreciation	(558)	(563)	(438)	(379)
Net carrying amount	190	174	153	142
Technology
Cost	751	569	473	301
Accumulated depreciation	(383)	(303)	(147)	(59)
Net carrying amount	368	266	326	242
Assets under lease
Cost	129	-	22	-
Accumulated depreciation	(40)	-	(1)	-
Net carrying amount	89	-	21	-
Total property, plant and equipment	1,452	1,174	1,113	971

174	2014 Westpac Group Annual Report

Notes to the financial statements

Note 13. Property, plant and equipment (continued)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	182	223	157	199
Additions	56	4	-	2
Disposals	(1)	(1)	(1)	(1)
Depreciation	(10)	(13)	(9)	(12)
Exchange rate adjustments	1	-	-	1
Other[1]	-	(31)	1	(32)
Balance as at end of the year	228	182	148	157
Leasehold improvements
Balance as at beginning of the year	552	517	430	413
Additions	137	103	126	78
Disposals	(1)	(2)	-	(1)
Amortisation	(109)	(108)	(92)	(94)
Exchange rate adjustments	1	9	-	1
Other[1]	(3)	33	1	33
Balance as at end of the year	577	552	465	430
Furniture and equipment
Balance as at beginning of the year	174	182	142	155
Additions	82	53	67	41
Disposals	(3)	(1)	(2)	(1)
Depreciation	(64)	(62)	(54)	(54)
Exchange rate adjustments	1	2	-	1
Balance as at end of the year	190	174	153	142
Technology
Balance as at beginning of the year	266	215	242	193
Additions	213	144	182	130
Disposals	(7)	(2)	(7)	(2)
Depreciation	(105)	(90)	(91)	(78)
Impairments	-	(4)	-	(4)
Exchange rate adjustments	1	1	-	1
Other	-	2	-	2
Balance as at end of the year	368	266	326	242
Assets under lease
Addition through business combinations[2]	80	-	-	-
Additions	27	-	22	-
Disposals	(5)	-	-	-
Depreciation	(16)	-	(1)	-
Other	3	-	-	-
Balance as at end of the year	89	-	21	-

1   During the previous financial year, assets were reclassified from premises and sites to leasehold improvements.

2   Attributable to the acquisition of select businesses of Lloyds Banking Group.

2014 Westpac Group Annual Report	175

Note 14. Deferred tax assets and deferred tax liabilities

Deferred tax assets

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Provisions for impairment charges on loans	926	1,064	756	860
Provision for employee benefits	311	308	271	267
Treasury/financial market products	180	150	163	145
Property, plant and equipment	227	217	217	205
Provision for litigation and non-lending losses	5	8	4	7
Provision for credit commitments	78	79	78	79
Provision for restructuring	6	16	6	16
Provision for lease liabilities	34	31	27	26
Other provisions	61	50	54	44
Other liabilities	340	572	324	560
	2,168	2,495	1,900	2,209
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(55)	(4)	(35)	13
Retirement benefit deficit	113	93	113	93
	58	89	78	106
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(829)	(811)	(656)	(683)
Net deferred tax assets	1,397	1,773	1,322	1,632
Net deferred tax assets to be recovered within 12 months	376	516	349	477
Net deferred tax assets to be recovered after more than 12 months	1,021	1,257	973	1,155
Movement
Opening balance as at beginning of the year	1,773	2,176	1,632	2,032
Credited to income statements	484	499	374	369
Recognised in other comprehensive income	(31)	(91)	(28)	(86)
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(829)	(811)	(656)	(683)
Closing balance as at end of the year	1,397	1,773	1,322	1,632

1   Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

176	2014 Westpac Group Annual Report

Notes to the financial statements

Note 14. Deferred tax assets and deferred tax liabilities (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of these items because it is not considered probable that future taxable profit will be available against which they can be realised.

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Tax losses on revenue account	82	81	73	76

Deferred tax liabilities

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Treasury/financial market products	135	100	156	121
Finance lease transactions	142	117	34	20
Property, plant and equipment	223	166	217	168
Life insurance assets	53	19	-	-
Other assets	262	315	185	265
	815	717	592	574
Amounts recognised directly in other comprehensive income
Cash flow hedges	69	116	64	109
	69	116	64	109
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(829)	(811)	(656)	(683)
Net deferred tax liabilities	55	22	-	-
Net deferred tax liabilities to be recovered within 12 months	24	10	-	-
Net deferred tax liabilities to be recovered after more than 12 months	31	12	-	-
Movements
Opening balance as at beginning of the year	22	33	-	-
Charged to income statements	909	887	701	781
Recognised in other comprehensive income	(47)	(87)	(45)	(98)
Set-off of deferred tax assets pursuant to set-off provisions[1]	(829)	(811)	(656)	(683)
Closing balance as at end of the year	55	22	-	-

1   Deferred tax assets and liabilities are set-off where they relate to the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $44 million (2013: $35 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

2014 Westpac Group Annual Report	177

Note 15. Goodwill and other intangible assets

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	8,868	8,797	6,653	6,653
Additions through business combination[1]	225	-	-	-
Exchange rate and other adjustments	19	71	-	-
Balance as at end of the year	9,112	8,868	6,653	6,653
Computer software
Balance as at beginning of the year	1,897	1,551	1,675	1,351
Additions	664	738	594	643
Impairment	(28)	(15)	(28)	(15)
Amortisation	(465)	(388)	(385)	(321)
Exchange rate adjustments	2	14	-	1
Other	-	(3)	-	16
Balance as at end of the year	2,070	1,897	1,856	1,675
Cost	3,671	3,033	2,733	2,168
Accumulated amortisation	(1,601)	(1,136)	(877)	(493)
Carrying amount	2,070	1,897	1,856	1,675
Brand names
Balance as at beginning of the year	670	670	636	636
Balance as at end of the year	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Balance as at beginning of the year	685	851	685	851
Amortisation	(166)	(166)	(166)	(166)
Balance as at end of the year	519	685	519	685
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(975)	(809)	(760)	(594)
Carrying amount	519	685	519	685
Other intangible assets
Balance as at beginning of the year	221	265	76	118
Additions through business combination[1]	56	-	-	-
Impairment	(2)	(3)	-	-
Amortisation	(49)	(52)	(25)	(42)
Exchange rate and other adjustments	9	11	-	-
Balance as at end of the year	235	221	51	76
Cost	622	557	226	226
Accumulated amortisation	(387)	(336)	(175)	(150)
Carrying amount	235	221	51	76
Total goodwill and other intangible assets	12,606	12,341	9,715	9,725

1      Attributable to the acquisition of select businesses of Lloyds Banking Group. Further information is disclosed in Note 43.

178	2014 Westpac Group Annual Report

Notes to the financial statements

Note 15. Goodwill and other intangible assets (continued)

Goodwill has been allocated to the following Cash Generating Units (CGUs):

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Westpac Retail & Business Banking	980	980	980	980
St.George Banking Group[1]	4,689	4,464	4,351	4,351
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	2,103	2,103	835	835
Hambro	249	232	-	-
New Zealand Retail Banking	459	457	-	-
BT New Zealand	12	12	-	-
Hastings	120	120	-	-
Bank of Tonga	13	13	-	-
Total goodwill	9,112	8,868	6,653	6,653

1   During 2014, $225 million of goodwill from acquisition of selected Lloyds Australian business has been allocated to St.George Banking Group CGU.

Impairment tests for goodwill

To assess whether goodwill is impaired, the carrying amount of each CGU is compared to their recoverable amount determined on a value in use basis.

Key assumptions used in recoverable amount calculations

The recoverable amount of each significant CGU is determined based on the Group’s projections of future pre-tax cash flows discounted by the Group’s after tax return on equity rate of 11.0% (2013: 11.0%), adjusted to a pre-tax rate of 15.7% for Australia, 15.3% for New Zealand and 13.8% for the United Kingdom (2013: 15.7% for Australia, 15.3% for New Zealand, 14.5% for the United Kingdom). All future cash flows are based on approved two year forecasts (2013: two years). All cash flows beyond the two year period have an assumed growth rate of zero for all significant CGUs for the purpose of goodwill impairment testing. The strategic business plan assumes certain economic conditions and business performance, which are considered appropriate as they are consistent with observable historical information and current market expectations of the future. The forecasts applied by management are not reliant on any one particular assumption and no impairment would arise in significant CGUs even if zero growth is achieved over the two year forecast period.

Sensitivity to changes in assumptions

Management consider alternative key assumptions including, for example, increasing the discount rate by 1% or reducing future cash flows by 10%. Under these scenarios the recoverable amount of each significant CGU would continue to exceed its carrying value. This is illustrated in the table below:

	Excess of Recoverable Amount over the Carrying Value
			Increase		Decrease
	Base Case		Discount Rate by 1%		Cash Flows by 10%
	2014	2013	2014	2013	2014	2013
	$m	$m	$m	$m	$m	$m
Westpac Retail & Business Banking	13,332	9,917	11,492	8,341	10,766	7,712
St.George Banking Group	2,694	1,639	1,558	658	1,111	268
BT Financial Group (Australia)	4,114	2,834	3,448	2,268	3,189	2,046

2014 Westpac Group Annual Report	179

Note 16. Other assets

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Accrued interest receivable	1,258	1,194	1,065	1,018
Securities sold not delivered	2,768	1,416	2,765	1,383
Deferred expenditure	11	24	-	1
Deferred acquisition costs	129	126	-	-
Trade debtors	716	533	363	205
Prepayments	177	135	146	116
Accrued fees and commissions	210	164	95	66
Other	719	968	583	908
Total other assets	5,988	4,560	5,017	3,697

Note 17. Payables due to other financial institutions

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Cash collateral	3,876	1,285	3,842	1,285
Offshore central bank deposits	3,039	2,936	3,039	2,936
Interbank borrowing	5,478	4,615	5,287	4,517
Securities sold under agreements to repurchase[1]	6,243	-	6,243	-
Total payables due to other financial institutions	18,636	8,836	18,411	8,738

1      Securities sold under agreements to repurchase are not derecognised from the balance sheet, as set out in Note 1(e)(ii). The carrying value of securities pledged under repurchase agreements for the Group and the Parent Entity is $8,099 million (2013: nil).

180	2014 Westpac Group Annual Report

Notes to the financial statements

Note 18. Deposits and other borrowings

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Australia
Certificates of deposit	35,481	29,286	35,538	29,286
At call and term deposits
Non-interest bearing, repayable at call	25,773	20,464	25,773	20,464
Other interest bearing:
At call	187,904	175,102	187,876	175,106
Term	133,972	132,028	133,972	132,028
Total at call and term deposits	347,649	327,594	347,621	327,598
Total Australia	383,130	356,880	383,159	356,884
New Zealand
Certificates of deposit	1,031	1,362	-	-
At call and term deposits
Non-interest bearing, repayable at call	3,217	2,905	-	-
Other interest bearing:
At call	18,418	16,419	-	-
Term	22,500	22,104	-	-
Total at call and term deposits	44,135	41,428	-	-
Total New Zealand	45,166	42,790	-	-
Other overseas
Certificates of deposit	15,065	11,202	15,065	11,202
At call and term deposits
Non-interest bearing, repayable at call	914	766	355	294
Other interest bearing:
At call	1,694	1,914	1,204	1,437
Term	14,853	10,930	14,400	10,391
Total at call and term deposits	17,461	13,610	15,959	12,122
Total other overseas	32,526	24,812	31,024	23,324
Total deposits and other borrowings	460,822	424,482	414,183	380,208
Deposits and other borrowings at fair value[1]	49,636	42,015	48,661	40,653
Deposits and other borrowings at amortised cost	411,186	382,467	365,522	339,555
Total deposits and other borrowings	460,822	424,482	414,183	380,208

1      The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through income statement for the Group is $49,614 million (2013: $42,157 million) and for the Parent Entity is $48,632 million (2013: $40,801 million).

2014 Westpac Group Annual Report	181

Note 18. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2014		2013		2012
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	23,082		18,399		15,101
Certificates of deposit	31,793	2.7%	29,352	3.1%	34,401	4.4%
Other interest bearing at call	182,046	2.5%	162,748	3.1%	143,130	3.8%
Other interest bearing term	128,546	3.5%	133,534	3.9%	124,881	5.1%
Total Australia	365,467		344,033		317,513
Overseas
Non-interest bearing	3,926		3,345		2,875
Certificates of deposit	15,717	0.5%	15,259	0.6%	18,478	0.6%
Other interest bearing at call	20,354	3.1%	16,483	2.9%	14,260	2.7%
Other interest bearing term	35,720	2.6%	29,300	2.9%	24,953	3.2%
Total overseas	75,717		64,387		60,566

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

	Consolidated 2014
		Between	Between
	Less Than	3 and	6 Months	Over
	3 Months	6 Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
Certificates of deposit greater than US$100,000	28,464	6,719	170	128	35,481
Term deposits greater than US$100,000	63,008	27,408	16,053	8,759	115,228

Note 19. Other financial liabilities at fair value through income statement

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Securities sold under agreements to repurchase[1]	17,277	7,967	17,196	7,967
Securities sold short	1,959	2,335	1,959	2,335
Total other financial liabilities at fair value through income statement	19,236	10,302	19,155	10,302

1      Securities sold under agreements to repurchase are not derecognised from the balance sheet, as set out in Note 1(e)(ii). The carrying value of securities pledged under repurchase agreements for the Group is $17,879 million and for the Parent Entity is $17,798 million (2013: both Group and Parent Entity were $8,101 million).

The amount that would be contractually required to be paid at maturity to the holders of other financial liabilities at fair value for the Group is $19,111 million (2013: $10,277 million) and for the Parent Entity is $19,030 million (2013: $10,277 million).

182	2014 Westpac Group Annual Report

Notes to the financial statements

Note 20. Provisions

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Long service leave	357	340	328	311
Annual leave and other employee benefits	852	802	699	687
Litigation and non-lending losses	18	28	15	24
Provision for impairment on credit commitments (refer to Note 12)	308	307	278	274
Leasehold premises	62	46	62	46
Restructuring provisions	21	53	21	53
Total provisions	1,618	1,576	1,403	1,395

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	340	802	28	307	46	53	1,576
Additions through business combination[1]	5	12	-	-	-	-	17
Additions	61	1,034	17	-	20	39	1,171
Utilised	(36)	(987)	(16)	-	(4)	(69)	(1,112)
Unutilised reversed	(13)	(12)	(11)	-	-	(2)	(38)
Exchange differences	-	3	-	-	-	-	3
Increase on unwinding of discount	-	-	-	11	-	-	11
Other	-	-	-	(10)	-	-	(10)
Balance as at end of the year	357	852	18	308	62	21	1,618
Parent Entity
Balance as at beginning of the year	311	687	24	274	46	53	1,395
Additions	62	870	14	-	20	39	1,005
Utilised	(32)	(846)	(12)	-	(4)	(69)	(963)
Unutilised reversed	(13)	(12)	(11)	-	-	(2)	(38)
Increase on unwinding of discount	-	-	-	10	-	-	10
Other	-	-	-	(6)	-	-	(6)
Balance as at end of the year	328	699	15	278	62	21	1,403

1         Attributable to the acquisition of select businesses of Lloyds Banking Group.

2014 Westpac Group Annual Report	183

Note 21. Other liabilities

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Unearned general insurance premiums	341	347	-	-
Outstanding general insurance claims	225	234	-	-
Defined benefit deficit[1]	315	245	306	233
Accrued interest payable	2,917	2,970	2,602	2,657
Credit card loyalty program	299	328	-	-
Securities purchased not delivered	1,164	1,714	1,057	1,714
Trade creditors and other accrued expenses	1,030	1,019	761	776
Other	1,900	2,199	1,683	2,015
Total other liabilities	8,191	9,056	6,409	7,395

1      Refer to Note 36 for more details.

Note 22. Debt issues

Presented below are the Group and Parent Entity’s debt issues at 30 September 2014 and 2013. The distinction between short-term and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Debt issues
Short-term debt:
Own issuances	30,302	29,350	27,562	26,842
Customer conduits[1]	1,418	1,772	-	-
Acceptances	101	102	101	102
Total short-term debt	31,821	31,224	27,663	26,944
Long-term debt:
Covered bonds	26,168	18,140	23,167	16,229
Senior	82,377	83,860	77,016	78,382
Securitisation	11,277	10,372	-	-
Convertible notes	27	30	-	-
Structured notes	581	507	-	-
Total long-term debt	120,430	112,909	100,183	94,611
Total debt issues	152,251	144,133	127,846	121,555
Debt issues at fair value[2]	9,542	14,140	6,315	11,151
Debt issues at amortised cost	142,709	129,993	121,531	110,404
Total debt issues	152,251	144,133	127,846	121,555

1      Further information on customer conduits is disclosed in Note 32.

2      The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group is $9,529 million (2013: $14,400 million) and for the Parent Entity is $6,324 million (2013: $11,422 million). Included in the carrying value of debt issues at fair value is a decrease for change in own credit spreads of $58 million (2013: $44 million) for the Group and Parent Entity.

184	2014 Westpac Group Annual Report

Notes to the financial statements

Note 22. Debt issues (continued)

	Consolidated
	2014	2013
	$m	$m
Short-term debt
US commercial paper	30,259	28,867
Euro commercial paper (by currency):
EUR	-	29
GBP	-	358
USD	-	54
Total euro commercial paper	-	441
Asset backed commercial paper (by currency):
AUD	1,301	1,048
USD	117	724
Total asset backed commercial paper	1,418	1,772
NZD promissory notes	43	42
Acceptances	101	102
Total short-term debt	31,821	31,224
Long-term debt (by currency):
AUD	39,356	36,099
CAD	798	723
CHF	2,130	2,048
EUR	20,522	15,876
GBP	3,785	3,609
HKD	655	751
JPY	7,557	11,619
NOK	589	560
NZD	2,969	3,353
SGD	128	166
TRY	133	-
USD	41,808	38,105
Total long-term debt	120,430	112,909

	Consolidated
(in $millions unless otherwise stated)	2014	2013	2012
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	35,173	35,727	43,842
Approximate average amount outstanding	31,130	30,158	35,969
Approximate weighted average interest rate on:
Average amount outstanding	0.3%	0.4%	0.5%
Outstanding as at end of the year	0.3%	0.4%	0.7%

2014 Westpac Group Annual Report	185

Note 23. Loan capital

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Loan capital
Subordinated notes	5,974	4,886	5,974	4,886
Subordinated perpetual notes	402	378	402	378
Convertible debentures and Trust preferred securities	633	616	633	616
Stapled preferred securities	-	906	-	906
Convertible preference shares	1,180	1,177	1,180	1,177
Capital notes	2,669	1,367	2,669	1,367
Total loan capital	10,858	9,330	10,858	9,330

Details of loan capital are as follows:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Basel III transitional subordinated notes
USD 75 million subordinated notes due 2015	89	88	89	88
USD 400 million subordinated notes due 2015	476	450	476	450
USD 350 million subordinated notes due 2018	436	421	436	421
AUD 500 million subordinated notes due 2022	500	499	500	499
AUD 1,676 million subordinated notes due 2022	1,667	1,664	1,667	1,664
USD 800 million subordinated notes due 2023	898	848	898	848

Basel III fully compliant subordinated notes
AUD 925 million subordinated notes due 2023	916	916	916	916
AUD 1,000 million subordinated notes due 2024	992	-	992	-
Total subordinated notes	5,974	4,886	5,974	4,886

Basel III fully compliant subordinated notes

Subordinated notes qualify as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework. Westpac may be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur if APRA determines Westpac is, or would become, non-viable. For each subordinated note, holders will receive a number of Westpac ordinary shares calculated using the formula described in the terms and conditions of the subordinated notes, but subject to a maximum conversion number. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue of the subordinated notes. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the five business day period prior to the non-viability trigger event and includes a 1% discount.

If Westpac is unable to convert the subordinated notes for any reason, holder’s rights in relation to the notes will be terminated.

186	2014 Westpac Group Annual Report

Notes to the financial statements

Note 23. Loan capital (continued)

Further details regarding Basel III fully compliant subordinated notes which have been issued by Westpac are as follows:

¡        AUD925 million Westpac SN II due 2023

Westpac issued 9,252,850 Westpac Subordinated Notes II (Westpac SN II) at a face value of $100 each on 22 August 2013. Westpac SN II are expected to pay non-discretionary, cumulative, floating rate quarterly interest payments (22 February, 22 May, 22 August and 22 November) subject to Westpac being solvent at the time of the interest payment and immediately following the interest payment. The interest rate is calculated as the Australian 90-day bank bill rate plus the margin of 2.30% per annum. If Westpac SN II are converted into Westpac ordinary shares upon the occurrence of a non-viability trigger event, the maximum conversion number is 16.1551 Westpac ordinary shares per Westpac SN II.

¡        AUD1,000 million Westpac subordinated notes due 2024

Westpac issued 10,000 Westpac subordinated notes at a face value of $100,000 each on 14 March 2014. Westpac subordinated notes are expected to pay non-discretionary, cumulative, floating rate quarterly interest payments (14 March, 14 June, 14 September and 14 December) subject to Westpac being solvent at the time of the interest payment and immediately following the interest payment. The interest rate is calculated as the Australian 90-day bank bill rate plus the margin of 2.05% per annum. If Westpac subordinated notes are converted into Westpac ordinary shares upon the occurrence of a non-viability trigger event, the maximum conversion number is 14,938.75112 Westpac ordinary shares per Westpac subordinated note.

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Subordinated perpetual notes
US$352.1million (2013: US$352.1 million) subordinated perpetual floating rate notes	402	378	402	378

Convertible debentures and Trust preferred securities
Convertible debentures issued on 5 April 2004 US$525,000,000	-	-	633	616
525,000 2004 TPS of US$1,000 each	633	616	-	-
Total convertible debentures and Trust preferred securities	633	616	633	616

Stapled preferred securities
9,083,278 Westpac SPS II of A$100 each	-	906	-	906

Convertible preference shares
11,893,605 Westpac CPS of A$100 each	1,180	1,177	1,180	1,177

Convertible notes
13,835,690 Westpac CN of A$100 each	1,369	1,367	1,369	1,367
13,105,705 Westpac CN 2 of A$100 each	1,300	-	1,300	-
Total convertible notes	2,669	1,367	2,669	1,367

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

2014 Westpac Group Annual Report	187

Note 23. Loan capital (continued)

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

The holders of the ADRs will, in certain circumstances, have the right to convert their Westpac preference shares represented by ADRs into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. For each preference share converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the preference share terms. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 trading day period prior to the optional conversion date and includes a 5% discount.

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

Westpac SPS II

Westpac issued 9,083,278 Westpac SPS II at a face value of $100 each on 31 March 2009. Westpac SPS II were stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac.

On 18 June 2014, $529 million of Westpac SPS II were bought back on-market and subsequently cancelled. All remaining Westpac SPS II were transferred to a nominated third party on 30 September 2014 and were subsequently bought back off-market by Westpac and cancelled.

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

188	2014 Westpac Group Annual Report

Notes to the financial statements

Note 23. Loan capital (continued)

Westpac CPS are expected to pay preferred, non-cumulative, floating rate semi-annual dividends (30 September and 31 March) which are expected to be fully franked. The dividend rate is calculated as the Australian 180-day bank bill rate per annum plus the margin of 3.25% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2014). Westpac CPS dividends are discretionary and only payable subject to a dividend payment test, being that dividends will not be paid if the Westpac directors determine not to pay a dividend, the dividend payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the dividend.

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

Early conversion

The Westpac CPS will be converted earlier upon a capital trigger event. A capital trigger event will occur when Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 2 basis1). Westpac must convert all Westpac CPS into a variable number of ordinary shares following a capital trigger event. No conversion conditions apply in these circumstances. For each Westpac CPS, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CPS terms, but subject to a maximum conversion number, which is 24.0038 Westpac ordinary shares. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue. For each Westpac CPS, holders will receive a number of Westpac ordinary shares as described above under ‘Scheduled conversion’, except that the price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over a five business day period prior the capital trigger event.

Conversion may also occur early following an acquisition event, on broadly similar terms to scheduled conversion, described above.

In certain other limited circumstances (such as for tax, regulatory or change of control reasons) Westpac may elect to convert, transfer or redeem Westpac CPS. Conversion or redemption at Westpac’s election are subject to APRA’s prior written approval and, in respect of conversion, to satisfaction of the conversion conditions.

Westpac CN and Westpac CN 2

Westpac issued 13,835,690 Westpac Capital Notes (Westpac CN) at a face value of $100 each on 8 March 2013 and 13,105,705 Westpac Capital Notes 2 (Westpac CN 2) at a face value of $100 each on 23 June 2014. Westpac CN and Westpac CN 2 are fully paid, perpetual, non-cumulative, convertible, transferrable, redeemable, subordinated and unsecured notes which rank in priority to ordinary shares and equally with equal ranking capital securities but behind all senior creditors and depositors. Westpac CN and Westpac CN 2 qualify as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Westpac CN are expected to pay non-cumulative, floating rate quarterly distributions (8 March, 8 June, 8 September and 8 December) which are expected to be fully franked. The distribution rate on Westpac CN is calculated as the Australian 90-day bank bill rate plus the margin of 3.20% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2014).

Westpac CN 2 are expected to pay non-cumulative, floating rate quarterly distributions (23 March, 23 June, 23 September and 23 December) which are expected to be fully franked. The distribution rate on Westpac CN 2 is calculated as the Australian 90-day bank bill rate plus the margin of 3.05% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2014).

1       Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiary entities except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

2014 Westpac Group Annual Report	189

Note 23. Loan capital (continued)

Distributions on Westpac CN and Westpac CN 2 are discretionary, and are only payable subject to satisfaction of the distribution payment conditions, being Westpac’s absolute discretion; the distribution payment not resulting in a breach of Westpac’s capital requirements under APRA’s prudential standards; the distribution payment not resulting in Westpac becoming, or likely to become, insolvent; and APRA not otherwise objecting to the payment of the distribution.

In the event of a winding-up, and assuming Westpac CN and Westpac CN 2 remain on issue and have not been converted or otherwise had their rights terminated following a capital trigger event or non-viability trigger event, Westpac CN and Westpac CN 2 rank in priority to ordinary shares and equally with equal ranking capital securities but behind all senior creditors (including depositors and all holders of Westpac’s senior or less subordinated debt). If conversion occurs prior to a winding-up, Westpac CN and Westpac CN 2 holders will hold ordinary shares and rank equally with other holders of ordinary shares.

Westpac may redeem or transfer the Westpac CN on 8 March 2019 and Westpac CN 2 on 23 September 2022, being the optional redemption or transfer dates. In certain other limited circumstances (such as for tax and regulatory reasons) Westpac may elect to redeem Westpac CN or Westpac CN 2. Redemptions at Westpac’s election are subject to APRA’s prior written approval.

The Westpac CN and Westpac CN 2 convert into Westpac ordinary shares in the following circumstances:

Scheduled conversion

On 8 March 2021 (in respect of Westpac CN) and 23 September 2024 (in respect of Westpac CN 2), it is expected Westpac CN and Westpac CN 2 will be converted into a variable number of Westpac ordinary shares, provided certain conversion conditions are satisfied. For each Westpac CN and Westpac CN 2, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CN terms and Westpac CN 2 terms. The price at which Westpac ordinary shares will be issued is based on the share price determined over the 20 business day period prior to the scheduled conversion date and includes a 1% discount. If the Westpac CN and Westpac CN 2 conversion conditions are not satisfied conversion will not occur and conversion will occur on the next distribution payment date, provided the conversion conditions are satisfied.

Early conversion

The Westpac CN and Westpac CN 2 will be converted earlier upon a capital trigger event or non-viability trigger event. A capital trigger event will occur when Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis1). A non-viability trigger event will occur if APRA determines Westpac is, or would become, non-viable. No conversion conditions apply in these circumstances. For each Westpac CN and Westpac CN 2, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CN terms and Westpac CN 2 terms, but subject to a maximum conversion number, which is 16.7280 Westpac ordinary shares per Westpac CN and 14.5476 Westpac ordinary shares per Westpac CN 2. For each Westpac CN and Westpac CN 2, the maximum conversion number is set using the face value divided by 20% of the Westpac ordinary share price at the time of issue. The price at which Westpac ordinary shares will be issued is based on the share price determined over the five business day period prior to the capital trigger event or non-viability trigger event. Following the occurrence of a capital trigger event or non-viability trigger event, if Westpac is unable to convert the Westpac CN and Westpac CN 2 for any reason within five business days, holder’s rights in relation to Westpac CN and Westpac CN 2 will be terminated.

Conversion of Westpac CN or Westpac CN 2 may also occur early following an acquisition event, on broadly similar terms to scheduled conversion, described above.

Westpac may elect to convert Westpac CN 2 on 23 September 2022, being the optional conversion date or in certain other limited circumstances (such as for tax or regulatory reasons) on broadly similar terms to scheduled conversion, described above.

Holders of Westpac CN and Westpac CN 2 have no right to vote at a general meeting of Westpac before conversion. Holders have certain voting rights which can be exercised at a meeting of holders.

1                    Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiary entities except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy

190	2014 Westpac Group Annual Report

Notes to the financial statements

Note 24. Shareholders’ equity and non-controlling interests

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Contributed equity
Ordinary shares 3,109,048,309 (2013: 3,109,048,309) each fully paid	26,943	27,021	26,943	27,021
Restricted Share Plan (RSP) treasury shares 6,327,116 (2013: 7,855,661)	(235)	(176)	(235)	(176)
Other treasury shares 5,121,966 (2013: 5,422,506)	(69)	(77)	(4)	(5)
	(304)	(253)	(239)	(181)
Share capital	26,639	26,768	26,704	26,840
Other equity instruments
Convertible notes issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	-	-	755	755
Non-controlling interests[1]
Trust preferred securities 7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	-	-
Other	126	108	-	-
Total non-controlling interests	881	863	-	-

1      Total distributions to Non-controlling interests were $48 million (2013: $50 million).

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

During the year ended 30 September 2014, 36,837,785 existing ordinary shares were purchased:

¡        the Dividend Reinvestment Plan (DRP) for the 2013 final and special dividends and 2014 interim dividend had no impact on the number of ordinary shares on issue as Westpac arranged for the purchase of the necessary shares from the market and transfer to participants, 30,782,829 ordinary shares at an average price of $33.21;

¡        806,310 ordinary shares at an average price of $32.93 and delivered to eligible staff under the Employee Share Plan (ESP);

¡        1,879,686 ordinary shares at an average price of $31.13 and allocated to employees under the RSP for nil consideration;

¡        1,434,941 ordinary shares at an average price of $33.67 and delivered to employees upon the exercise of options under the WPP at an average exercise price of $20.86;

¡        401,170 ordinary shares at an average price of $33.22 and delivered to employees upon the exercise of share rights and performance share rights under the WPP for nil consideration;

¡        707,446 ordinary shares at an average price of $33.66 and delivered to employees upon the exercise of options under the WRP at an average exercise price of $27.35;

¡        666,890 ordinary shares at an average price of $32.54 and delivered to employees upon the exercise of share rights under the WRP for nil consideration;

¡        158,513 ordinary shares at an average price of $34.28 and delivered to CEO upon exercise of share rights under the CEOPP for nil consideration; and

¡        the purchase of existing ordinary shares in respect of employee share plans resulted in a tax benefit of $12.3 million being recognised as contributed equity.

Restricted Share Plan treasury shares

Ordinary shares allocated to eligible employees under the RSP are classified as treasury shares until unconditional ownership of the shares vest at the end of the restriction period.

Other treasury shares

Other treasury shares includes ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers.

During the year 99,342 treasury shares were purchased at an average price of $33.38 and 399,882 treasury shares were sold at an average price of $33.24.

2014 Westpac Group Annual Report	191

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2014). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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

(i)               Westpac Reward Plan1

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

1                    The Westpac Reward Plan (WRP) has now been renamed the Westpac Long Term Incentive Plan (LTI Plan).

192	2014 Westpac Group Annual Report

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

WRP — outstanding performance options and performance share rights

The following table sets out details of outstanding performance options and performance share rights under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2013	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2014	Outstanding and Exercisable at 30 September 2014
Performance options
17 December 2007	17 December 2017	$30.10	1,036,773	-	417,452	-	619,321	619,321
1 October 2008	1 October 2018	$23.40	662,363	-	289,994	-	372,369	372,369
Total 2014			1,699,136	-	707,446	-	991,690	991,690
Weighted average exercise price			$27.49	-	$27.35	-	$27.58	$27.58
Performance share rights
1 October 2009	1 October 2019	nil	68,473	-	1,499	3,175	63,799	-
1 October 2010	1 October 2020	nil	740,209	-	665,391	3,653	71,165	802
1 October 2011	1 October 2021	nil	1,234,972	-	-	66,511	1,168,461	-
1 October 2012	1 October 2022	nil	1,132,587	-	-	65,608	1,066,979	-
1 October 2013	1 October 2023	nil	-	1,004,234	-	55,888	948,346	-
Total 2014			3,176,241	1,004,234	666,890	194,835	3,318,750	802
Total 2013
Performance options			2,992,750	-	1,293,614	-	1,699,136	1,699,136
Weighted average exercise price			$26.97	-	$26.29	-	$27.49	$27.49
Performance share rights			2,701,908	1,132,587	606,053	52,201	3,176,241	1,499

The weighted average remaining contractual life of outstanding performance options at 30 September 2014 was 3.5 years (2013: 4.5 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2014 was 7.8 years (2013: 8.1 years). The weighted average fair value at grant date of WRP performance share rights issued during the year was $19.82 (2013: $15.79).

1           TSR measures a company’s share price movement and assumes that dividends over the period have been reinvested (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

2014 Westpac Group Annual Report	193

Note 25. Share-based payments (continued)

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

WPP — outstanding performance options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2013	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2014	Outstanding and Exercisable at 30 September 2014
21 January 2004	21 January 2014	$16.34	103,004	-	103,004	-	-	-
20 January 2005	20 January 2015	$18.98	453,112	-	444,123	-	8,989	8,989
20 December 2005	20 December 2015	$20.53	526,646	-	413,122	-	113,524	113,524
20 December 2005	20 December 2015	$22.53	56,592	-	29,834	-	26,758	26,758
15 December 2006	15 December 2016	$23.98	613,339	-	426,142	-	187,197	187,197
Total 2014			1,752,693	-	1,416,225	-	336,468	336,468
Weighted average exercise price			$21.15	-	$20.82	-	$22.57	$22.57
Total 2013			3,853,681	-	2,093,714	7,274	1,752,693	1,752,693
Weighted average exercise price			$20.90	-	$20.71	$13.59	$21.15	$21.15

The weighted average remaining contractual life of outstanding performance options at 30 September 2014 was 1.7 years (2013: 2.2 years).

194	2014 Westpac Group Annual Report

Notes to the financial statements

Note 25. Share-based payments (continued)

WPP – outstanding performance share rights

No performance share rights were granted under the WPP during the year. The following table sets out details of outstanding vested performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2013	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2014	Outstanding and Exercisable at 30 September 2014
Two-year initial testing period
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	16,222	-	16,222	-	-	-
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	44,113	-	20,909	-	23,204	23,204
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	62,685	-	25,878	-	36,807	36,807
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	3,490	-	-	-	3,490	3,490

Three-year initial testing period
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	22,154	-	22,154	-	-	-
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	48,535	-	24,317	-	24,218	24,218
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	111,466	-	29,804	-	81,662	81,662
Total 2014		308,665	-	139,284	-	169,381	169,381
Total 2013		650,696	-	342,031	-	308,665	308,665

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2014 was 1.0 years (2013: 1.7 years).

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

2014 Westpac Group Annual Report	195

Note 25. Share-based payments (continued)

WPP – outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2013	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2014	Outstanding and Excercisable at 30 September 2014
Options
15 December 2006	15 December 2016	$23.98	42,779	-	18,716	-	24,063	24,063
Total 2014			42,779	-	18,716	-	24,063	24,063
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	5,681	-	5,681	-	-	-
1 November 2010 to 1 April 2011	1 November 2020 to 1 April 2021	nil	8,573	-	8,573	-	-	-
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	16,789	-	5,596	-	11,193	11,193
1 September 2012 to 1 December 2012	1 September 2022 to 1 December 2022	nil	37,155	-	28,182	-	8,973	8,973
1 October 2013 to 1 May 2014	1 October 2023 to 1 May 2024	nil	-	51,819	-	-	51,819	-
Two-year vesting period
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	11,437	-	3,578	-	7,859	7,859
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	3,328	-	759	-	2,569	2,569
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	6,387	-	1,689	-	4,698	4,698
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	19,470	-	12,919	-	6,551	6,551
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	62,896	-	49,608	-	13,288	13,288
1 September 2012 to 1 October 2012	1 September 2022 to 1 October 2022	nil	73,337	-	-	534	72,803	2,341
1 October 2013 to 1 May 2014	1 October 2023 to 1 May 2024	nil	-	53,907	-	-	53,907	-
Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	25,410	-	1,886	-	23,524	23,524
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	15,063	-	3,129	-	11,934	11,934
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	11,125	-	3,511	-	7,614	7,614
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	26,217	-	7,797	-	18,420	18,420
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	160,257	-	128,978	-	31,279	31,279
1 October 2011 to 1 June 2012	1 October 2021 to 1 June 2022	nil	148,879	-	-	4,590	144,289	-
1 October 2012 to 1 September 2013	1 October 2022 to 1 September 2023	nil	124,107	-	-	5,999	118,108	-
1 October 2013 to 1 May 2014	1 October 2023 to 1 May 2024	nil	-	15,115	-	-	15,115	-
Total 2014			756,111	120,841	261,886	11,123	603,943	150,243
Total 2013
Options		$23.98	42,779	-	-	-	42,779	42,779
Share rights		nil	806,610	243,201	246,104	47,596	756,111	149,480

The weighted average fair value at grant date of unhurdled share rights issued during the year was $29.89 per right (2013: $21.88 per right). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2014 was 7.1 years (2013: 7.4 years).

196	2014 Westpac Group Annual Report

Notes to the financial statements

Note 25. Share-based payments (continued)

(iii)         Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Performance share rights have a nil exercise price. No performance options have been awarded since December 2008. Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009, 15 December 2010 and 13 December 2013.

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

CEOPP – outstanding performance share rights

The following table sets out details of outstanding awards of performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2013	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2014
Performance share rights
21 December 2009	21 December 2019	nil	49,801	-	-	-	49,801
1 October 2010	1 October 2020	nil	176,125	-	158,513	-	17,612
1 October 2011	1 October 2021	nil	272,929	-	-	-	272,929
1 October 2012	1 October 2022	nil	213,101	-	-	-	213,101
1 October 2013	1 October 2023	nil	-	159,821	-	-	159,821
Total 2014			711,956	159,821	158,513	-	713,264
Total 2013
Performance options			400,043	-	400,043	-	-
Weighted average exercise price			$25.08	-	$25.08	-	-
Performance share rights		nil	627,029	213,101	128,174	-	711,956

The weighted average fair value at grant date of performance share rights granted during the year was $20.67 per right (2013: $16.29 per right). As at 30 September 2014, no outstanding share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance share rights was 7.6 years (2013: 7.9 years).

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

Other key assumptions include:

¡        the assumptions included in the valuation of the awards of performance share rights to Gail Kelly include a risk free interest rate of 3.0%, a dividend yield on Westpac ordinary shares of 5.5% and a volatility in the Westpac share price of 20.4%;

¡        the assumptions included in the valuation of the awards of share rights under the WRP and WPP include a risk free interest rate of 3.0%, a dividend yield on Westpac ordinary shares of 5.6% and a volatility in the Westpac share price of 20.4%;

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

2014 Westpac Group Annual Report	197

Note 25. Share-based payments (continued)

(v)           Chief Executive Officer Restricted Share Plan

Gail Kelly received awards of Westpac ordinary shares under the Chief Executive Officer Restricted Share Plan (CEO RSP) in relation to her employment agreement. The awards were approved by Westpac shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009, 15 December 2010 and 13 December 2013.

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

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding at 1 October 2013	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2014
22 December 2011	51,866	-	25,933	-	25,933
21 December 2012	58,400	-	29,200	-	29,200
18 December 2013	-	57,358	-	-	57,358
Total 2014	110,266	57,358	55,133	-	112,491
Total 2013	118,850	58,400	66,984	-	110,266

198	2014 Westpac Group Annual Report

Notes to the financial statements

Note 25. Share-based payments (continued)

(vi)         Restricted Share Plan

The Restricted Share Plan (RSP) provides Westpac with an instrument for attracting and rewarding key employees. Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. The fair value of the shares allocated is the share price on the date of the grant. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights. For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2013	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2014
October – December 2006	272,095	-	39,001	-	233,094
January – March 2007	598	-	-	-	598
April – June 2007	15,161	-	1,838	-	13,323
July – September 2007	2,453	-	1,867	-	586
October – December 2007	438,069	-	62,759	-	375,310
January – March 2008	8,263	-	1,782	-	6,481
April – June 2008	17,416	-	2,203	-	15,213
July – September 2008	8,412	-	1,705	-	6,707
October – December 2008	876,756	-	124,553	-	752,203
January – March 2009	75,955	-	-	-	75,955
April – June 2009	8,734	-	562	-	8,172
October – December 2010	1,747,662	-	1,747,662	-	-
January – March 2011	1,692	-	1,692	-	-
April – June 2011	2,187	-	2,187	-	-
July – September 2011	21,612	-	21,612	-	-
October – December 2011	3,002,817	-	921,188	67,032	2,014,597
January – March 2012	7,616	-	6,136	-	1,480
April – June 2012	30,781	-	14,228	-	16,553
July – September 2012	226,615	-	192,760	1,008	32,847
October – December 2012	2,490,359	-	421,395	47,048	2,021,916
January – March 2013	66,074	-	30,501	-	35,573
April – June 2013	76,497	-	25,894	2,332	48,271
July – September 2013	40,967	-	4,046	-	36,921
October – December 2013	-	1,949,492	22,093	65,858	1,861,541
January – March 2014	-	21,976	-	-	21,976
April – June 2014	-	53,749	-	-	53,749
July – September 2014	-	45,095	-	-	45,095
Total 2014	9,438,791	2,070,312	3,647,664	183,278	7,678,161
Total 2013	10,583,524	2,742,017	3,666,622	220,128	9,438,791

(vii)     Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group.

2014 Westpac Group Annual Report	199

Note 25. Share-based payments (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 30 September 2014 was $32.14 (2013: $32.73). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2014 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2014	WRP and WPP
	Options	October – December 2013	16.34 - 30.10	634,317	32.61	13,888
		January – March 2014	16.34 - 30.10	477,322	32.61	11,507
		April – June 2014	18.98 - 30.10	732,040	34.70	17,201
		July – September 2014	18.98 - 30.10	298,708	34.33	6,689

	Share rights	October – December 2013	-	918,685	32.76	-
		January – March 2014	-	44,210	32.95	-
		April – June 2014	-	65,301	34.22	-
		July – September 2014	-	39,864	34.35	-

	Chief Executive Officer Performance Plan
	Share rights	October – December 2013	-	158,513	34.27	-

2013	WRP and WPP
	Options	October – December 2012	13.59 - 23.98	384,428	25.40	7,225
		January – March 2013	16.34 - 23.98	1,136,987	28.02	24,740
		April – June 2013	16.34 - 30.10	1,655,486	32.76	40,826
		July – September 2013	16.34 - 30.10	210,427	30.81	4,576

	Share rights	October – December 2012	-	816,804	25.36	-
		January – March 2013	-	72,518	27.54	-
		April – June 2013	-	197,001	31.92	-
		July – September 2013	-	107,865	30.96	-

	Chief Executive Officer Performance Plan
	Options	April – June 2013	16.80 - 25.89	400,043	33.09	10,033
	Share rights	April – June 2013	-	128,174	33.09	-

	Chief Executive Securities Agreement 2003 (David Morgan)
	Options	October 2012 – June 2013	19.17 - 24.18	1,649,407	29.44	36,519

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

200	2014 Westpac Group Annual Report

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

The 2013 ESP award was satisfied through the purchase of shares on market. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation Date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2014	5 December 2013	26,877	30	806,310	$32.93	$26,551,788
2013	4 December 2012	26,990	39	1,052,610	$25.23	$26,557,350

The liability accrued in respect of the ESP at 30 September 2014 is $28 million (2013: $28 million) and is provided for as other employee benefits.

2014 Westpac Group Annual Report	201

Note 26. Average balance sheet and interest rates

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2014			30 September 2013			30 September 2012
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	2,433	60	2.5%	2,852	86	3.0%	3,215	135	4.2%
New Zealand	294	5	1.7%	338	5	1.5%	220	4	1.8%
Other overseas	5,151	19	0.4%	5,959	22	0.4%	4,935	49	1.0%
Trading securities and other financial assets designated at fair value:
Australia	32,877	1,226	3.7%	38,506	1,560	4.1%	37,790	1,973	5.2%
New Zealand	4,358	132	3.0%	3,309	88	2.7%	4,538	123	2.7%
Other overseas	10,134	124	1.2%	6,262	84	1.3%	5,383	103	1.9%
Available-for-sale securities:
Australia	27,222	1,230	4.5%	21,475	1,107	5.2%	16,240	1,006	6.2%
New Zealand	2,384	107	4.5%	2,085	93	4.5%	1,784	80	4.5%
Other overseas	1,351	49	3.6%	1,089	26	2.4%	1,062	30	2.8%
Regulatory deposits:
Other overseas	1,369	18	1.3%	1,512	23	1.5%	1,460	24	1.6%
Loans and other receivables[1]:
Australia	474,570	25,498	5.4%	449,405	26,712	5.9%	440,416	30,202	6.9%
New Zealand	59,240	3,449	5.8%	50,801	2,924	5.8%	46,416	2,870	6.2%
Other overseas	25,979	331	1.3%	16,276	279	1.7%	14,286	274	1.9%
Total interest earning assets and interest income	647,362	32,248	5.0%	599,869	33,009	5.5%	577,745	36,873	6.4%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	1,513			723			2,745
Derivative financial instruments	28,866			33,967			36,688
Life insurance assets	13,687			12,713			11,694
All other assets[2]	45,696			41,023			36,932
Total non-interest earning assets	89,762			88,426			88,059
Total assets	737,124			688,295			665,804

1            Loans and receivables are stated net of provisions for impairment charges on loans. Other receivables include other assets and cash with central banks that are interest earning.

2            Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

202	2014 Westpac Group Annual Report

Notes to the financial statements

Note 26. Average balance sheet and interest rates (continued)

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2014			30 September 2013			30 September 2012
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	10,253	250	2.4%	4,218	131	3.1%	4,072	186	4.6%
New Zealand	547	11	2.0%	458	7	1.5%	336	6	1.8%
Other overseas	4,767	39	0.8%	4,648	52	1.1%	4,837	52	1.1%
Deposits and other borrowings:
Australia	342,385	9,850	2.9%	325,634	11,141	3.4%	302,412	13,301	4.4%
New Zealand	42,444	1,453	3.4%	35,674	1,214	3.4%	30,324	1,066	3.5%
Other overseas	29,347	196	0.7%	25,368	200	0.8%	27,367	235	0.9%
Loan capital:
Australia	8,729	424	4.9%	7,183	414	5.8%	5,129	327	6.4%
Other overseas	1,358	66	4.9%	2,436	115	4.7%	2,455	127	5.2%
Other interest bearing liabilities[1]:
Australia	151,742	5,824	n/a	144,777	6,353	n/a	151,204	8,426	n/a
New Zealand	12,364	552	n/a	10,073	561	n/a	11,841	616	n/a
Other overseas	2,617	41	n/a	1	-	n/a	550	29	n/a
Total interest bearing liabilities and interest expense	606,553	18,706	3.1%	560,470	20,188	3.6%	540,527	24,371	4.5%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions:
Australia	23,826			19,173			15,920
New Zealand	3,169			2,578			2,237
Other overseas	812			783			657
Derivative financial instruments	31,172			35,542			37,788
Life insurance policy liabilities	12,359			11,574			10,586
All other liabilities[2]	11,894			11,853			13,520
Total non-interest bearing liabilities	83,232			81,503			80,708
Total liabilities	689,785			641,973			621,235
Shareholders’ equity	46,477			44,350			42,605
Non-controlling interests	862			1,972			1,964
Total equity	47,339			46,322			44,569
Total liabilities and equity	737,124			688,295			665,804

1            Includes net impact of Treasury balance sheet management activities.

2    Includes other liabilities, provisions, current and deferred tax liabilities.

2014 Westpac Group Annual Report	203

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

	Consolidated
	2014			2013
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Receivables due from other financial institutions:
Australia	(13)	(13)	(26)	(15)	(34)	(49)
New Zealand	(1)	1	-	2	(1)	1
Other overseas	(3)	-	(3)	10	(37)	(27)
Trading securities and other financial assets designated at fair value:
Australia	(229)	(105)	(334)	36	(449)	(413)
New Zealand	28	16	44	(33)	(2)	(35)
Other overseas	54	(14)	40	16	(35)	(19)
Available-for-sale securities:
Australia	296	(173)	123	324	(223)	101
New Zealand	13	1	14	13	-	13
Other overseas	6	17	23	1	(5)	(4)
Regulatory deposits:
Other overseas	(2)	(3)	(5)	1	(2)	(1)
Loans and other receivables:
Australia	1,496	(2,710)	(1,214)	616	(4,106)	(3,490)
New Zealand	486	39	525	271	(217)	54
Other overseas	166	(114)	52	38	(33)	5
Total change in interest income	2,297	(3,058)	(761)	1,280	(5,144)	(3,864)
Interest bearing liabilities
Payables due to other financial institutions:
Australia	187	(68)	119	7	(62)	(55)
New Zealand	1	3	4	2	(1)	1
Other overseas	1	(14)	(13)	(2)	2	-
Deposits and other borrowings:
Australia	573	(1,864)	(1,291)	1,021	(3,181)	(2,160)
New Zealand	230	9	239	188	(40)	148
Other overseas	31	(35)	(4)	(17)	(18)	(35)
Loan capital:
Australia	89	(79)	10	131	(44)	87
Other overseas	(51)	2	(49)	(1)	(11)	(12)
Other interest bearing liabilities:
Australia	306	(835)	(529)	(358)	(1,715)	(2,073)
New Zealand	128	(137)	(9)	(92)	37	(55)
Other overseas	-	41	41	(29)	-	(29)
Total change in interest expense	1,495	(2,977)	(1,482)	850	(5,033)	(4,183)
Change in net interest income:
Australia	395	(155)	240	160	190	350
New Zealand	167	182	349	155	(216)	(61)
Other overseas	240	(108)	132	115	(85)	30
Total change in net interest income	802	(81)	721	430	(111)	319

204	2014 Westpac Group Annual Report

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

2014 Westpac Group Annual Report	205

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

27.3.1 Sources of liquidity

27.3.2 Liquidity reporting

27.3.3 Market developments

27.3.4 Contractual maturity of financial liabilities

27.3.5 Expected maturity

27.4    Market risk

27.4.1 Traded market risk

27.4.2 Non-traded market risk

27.1 Approach to risk management

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the BRCC responsibility for providing recommendations to the Board on the Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The BRCC monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Statement of Risk Appetite, and with our current and future capital requirements. The BRCC receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the BRCC is set out in the Westpac risk management governance structure table.

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Westpac manages the risks that affect our business as they influence our performance, reputation and future success. Effective risk management involves taking an integrated approach to risk and reward, and enables us to both increase financial growth opportunities and mitigate potential loss or damage. We adopt a Three Lines of Defence approach to risk management which reflects our culture of ‘risk is everyone’s business’ and that all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. We embed risk culture and maintain an awareness of risk management responsibilities through regular communication, training and other targeted approaches that support our risk management framework.

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

206	2014 Westpac Group Annual Report

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

▪    our Group Risk function is independent from the business divisions, reports to the CRO, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the BRCC. It also reports on Westpac’s risk profile to executive risk committees and the BRCC; and

▪    divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the BRCC. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

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
Board Risk & Compliance Committee (BRCC)

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

Other Board Committees with a risk focus
Board Audit Committee
▪ oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.
Board Remuneration Committee
▪ reviews any matters raised by the BRCC with respect to risk-adjusted remuneration.
Board Technology Committee
▪ oversees the technology strategy, implementation, and risks associated with major technology programs.
Executive Team

▪       executes the Board-approved strategy;

▪       assists with the development of the Board Statement of Risk Appetite;

▪       delivers the Group’s various strategic and performance goals within the approved risk appetite; and

▪       monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees
Westpac Group Executive Risk Committee

▪       leads the optimisation of credit, operational, compliance, and market risk-reward across the Group;

▪       oversees the embedding of the Risk Management Strategy in the Group’s approach to risk governance;

▪       oversees risk-related management frameworks and key supporting policies;

▪       oversees the Group’s credit, operational, compliance, and market risk profiles;

▪       oversees reputation risk and Environmental, Social and Governance (ESG) risk management frameworks and key supporting policies; and

▪       identifies emerging credit, operational, compliance and market risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.

2014 Westpac Group Annual Report	207

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

Westpac Group Remuneration Oversight Committee

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

▪       develops the Group-level risk management frameworks for approval by the BRCC;

▪       directs the review and development of key policies supporting the risk management frameworks;

▪       establishes risk concentration limits and monitors risk concentrations; and

▪       monitors emerging risk issues.

Compliance Function

▪       develops the Group-level compliance framework for approval by the BRCC;

▪       directs the review and development of compliance policies, compliance plans, controls and procedures;

▪       monitors compliance and regulatory obligations and emerging regulatory developments; and

▪       reports on compliance standards.

Divisional risk management
▪ develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRCC.
Independent internal review
Group Assurance
▪ reviews the adequacy and effectiveness of management controls for risk.
Divisional business units
Business Units

▪       responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪       establish and maintain appropriate risk management controls, resources and self-assurance processes.

208	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

27.2 Credit risk management

Credit risk is the potential for financial loss where a customer or counterparty fails to meet their financial obligations.

27.2.1 Credit risk management policy

Westpac maintains a credit risk management framework and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

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

Credit manuals exist in each business unit to govern the extension of credit. These manuals include general policies covering the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks including management of problem loans. These manuals are regularly updated by the business units, with significant changes approved by Enterprise Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or types of collateral). These policies are maintained by the business unit risk management teams.

Westpac has a related entity risk management framework and supporting policies, which include governance of credit exposures to related entities, so as to minimise contagion risk for the extended licensed entity and to ensure compliance with the prudential requirements prescribed by APRA.

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

The collectively assessed provisions are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and expected defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The provisions also take into account management’s assessment of changes or events that have recently occurred in sectors of the economy or in the economy as a whole that are not yet reflected in underlying provisioning factors. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, repayment behaviour and bankruptcy rates.

2014 Westpac Group Annual Report	209

Note 27. Financial risk (continued)

27.2.3 Internal credit risk ratings system

The principal objective of the credit risk rating system is to produce a reliable assessment of the credit risk to which the Group is exposed.

Westpac’s internal credit risk rating system for transaction-managed customers assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected probability of default (PD). Each facility is assigned a loss given default (LGD). The Westpac risk rating system has a tiered scale of risk grades for both non-defaulted customers and defaulted customers.
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

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions. The BRCC and RISKCO monitor the risk profile, performance and management of Westpac’s credit portfolio and development and review of key credit risk policies. All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies. Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen, reviewed annually and approved by the Credit Risk Estimates Committee (a subcommittee of RISKCO).

210	2014 Westpac Group Annual Report

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

Derivative financial instruments

Master netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major institutional counterparties to avoid the potential build up of excessive mark-to-market positions. Derivative transactions are increasingly being performed through clearing houses.

Trading securities and other financial assets designated at fair value

These exposures are carried at fair value which reflects the credit risk. No collateral is sought directly from the issuer or counterparty; however this may be implicit in the terms of the instrument (such as an asset-backed security). The terms of debt securities may include collateralisation.

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

▪         securities issued by other specified AA– / Aa3 or better rated sovereign governments; and

▪         credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

2014 Westpac Group Annual Report	211

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

212	2014 Westpac Group Annual Report

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

	Consolidated 2014

	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	185	7,262	11	69	7,527	1,081
Agriculture, forestry and fishing	-	-	124	7,100	19	-	7,243	1,699
Construction	3	-	474	5,942	31	31	6,481	3,648
Finance and insurance	10,824	11,746	2,295	12,349	33,883	7,143	78,240	11,838
Government, administration and defence	24,126	19,492	4	780	371	-	44,773	1,366
Manufacturing	73	-	189	9,080	484	1,185	11,011	7,114
Mining	81	-	39	3,254	168	599	4,141	2,948
Property, property services and business services	54	2	4,178	50,972	477	703	56,386	17,149
Services[2]	187	9	841	10,033	131	403	11,604	6,162
Trade[3]	114	-	562	15,054	223	206	16,159	8,241
Transport and storage	47	191	91	9,239	544	63	10,175	4,824
Utilities[4]	427	125	36	3,236	867	389	5,080	3,744
Retail lending	140	-	365,334	488	43	-	366,005	75,427
Other	-	8	-	2,114	115	6	2,243	1,077
Total Australia	36,076	31,573	374,352	136,903	37,367	10,797	627,068	146,318
New Zealand
Accommodation, cafes and restaurants	-	-	275	160	-	1	436	80
Agriculture, forestry and fishing	2	-	474	5,999	27	2	6,504	685
Construction	-	-	702	362	2	1	1,067	452
Finance and insurance	1,659	555	715	1,159	3,059	137	7,284	1,754
Government, administration and defence	1,392	2,100	5	349	147	53	4,046	916
Manufacturing	4	-	357	1,848	55	4	2,268	1,611
Mining	-	-	18	484	-	1	503	60
Property, property services and business services	3	-	6,034	5,984	163	-	12,184	2,340
Services[2]	8	-	1,075	998	4	2	2,087	799
Trade[3]	-	-	1,001	1,878	10	-	2,889	1,363
Transport and storage	12	-	173	868	26	-	1,079	415
Utilities[4]	60	39	59	1,004	241	9	1,412	1,473
Retail lending	-	-	26,300	51	-	-	26,351	6,982
Other	1	37	3	135	1	-	177	248
Total New Zealand	3,141	2,731	37,191	21,279	3,735	210	68,287	19,178

1      Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2      Services includes education, health and community services, cultural and recreational services and personal and other services.

3      Trade includes wholesale trade and retail trade.

4      Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	213

Note 27. Financial risk (continued)

	Consolidated 2014

	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	3	124	-	-	127	32
Agriculture, forestry and fishing	-	-	1	464	-	-	465	179
Construction	-	-	8	112	-	-	120	157
Finance and insurance	2,188	717	1	2,005	285	-	5,196	2,437
Government, administration and defence	4,418	986	1	34	4	-	5,443	51
Manufacturing	31	-	3	1,818	11	-	1,863	4,264
Mining	43	-	-	4,083	2	-	4,128	1,188
Property, property services and business services	-	-	58	372	-	-	430	368
Services[2]	-	-	6	407	-	-	413	21
Trade[3]	-	-	8	1,730	-	-	1,738	1,455
Transport and storage	-	-	4	685	-	-	689	187
Utilities[4]	12	17	-	701	-	-	730	203
Retail lending	-	-	1,052	59	-	-	1,111	38
Other	-	-	12	40	-	-	52	76
Total other overseas	6,692	1,720	1,157	12,634	302	-	22,505	10,656
Other risk concentrations
Amounts due from financial institutions							7,424
Regulatory deposits							1,528
Total gross credit risk	45,909	36,024	412,700	170,816	41,404	11,007	726,812	176,152

1      Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2      Services includes education, health and community services, cultural and recreational services and personal and other services.

3      Trade includes wholesale trade and retail trade.

4      Utilities includes electricity, gas and water and communication services.

214	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

	Consolidated 2013

	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets[2]	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	157	6,951	19	38	7,165	1,218
Agriculture, forestry and fishing	-	-	115	7,189	29	-	7,333	1,615
Construction	-	-	442	5,607	26	-	6,075	3,980
Finance and insurance	15,043	8,725	1,944	11,315	21,568	10,771	69,366	16,151
Government, administration and defence	20,513	17,464	3	878	192	-	39,050	1,483
Manufacturing	51	-	198	9,217	423	159	10,048	8,005
Mining	34	-	39	2,300	232	513	3,118	3,006
Property, property services and business services	49	3	3,358	45,672	489	585	50,156	13,698
Services[3]	327	9	777	8,938	121	283	10,455	5,291
Trade[4]	53	-	524	14,095	255	361	15,288	7,078
Transport and storage	46	188	94	8,774	593	46	9,741	3,186
Utilities[5]	304	123	34	2,968	891	179	4,499	2,979
Retail lending	106	-	340,139	-	33	-	340,278	70,435
Other	-	-	-	2,416	88	3	2,507	288
Total Australia	36,526	26,512	347,824	126,320	24,959	12,938	575,079	138,413
New Zealand
Accommodation, cafes and restaurants	-	-	307	148	-	1	456	78
Agriculture, forestry and fishing	16	1	528	5,602	30	4	6,181	635
Construction	-	-	784	411	1	1	1,197	364
Finance and insurance	2,624	590	681	1,033	2,564	162	7,654	1,496
Government, administration and defence	1,169	1,863	6	602	119	28	3,787	917
Manufacturing	-	-	405	1,661	48	4	2,118	1,369
Mining	-	-	23	455	2	-	480	145
Property, property services and business services	7	-	5,225	5,638	122	-	10,992	1,936
Services[3]	-	-	1,261	1,218	23	4	2,506	868
Trade[4]	1	-	1,118	1,706	17	-	2,842	1,162
Transport and storage	37	-	203	885	35	-	1,160	501
Utilities[5]	39	-	74	1,103	299	7	1,522	1,324
Retail lending	-	-	24,417	46	-	-	24,463	6,376
Other	-	-	1	44	-	-	45	257
Total New Zealand	3,893	2,454	35,033	20,552	3,260	211	65,403	17,428

1      Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2      Comparative information has been revised to conform to presentation with the current year.

3      Services includes education, health and community services, cultural and recreational services and personal and other services.

4      Trade includes wholesale trade and retail trade.

5      Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	215

Note 27. Financial risk (continued)

	Consolidated 2013
	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets[2]	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	6	124	-	-	130	34
Agriculture, forestry and fishing	-	-	1	375	-	-	376	164
Construction	-	-	6	166	-	-	172	112
Finance and insurance	3,857	428	1	1,245	128	-	5,659	1,297
Government, administration and defence	4,813	608	1	30	9	-	5,461	3
Manufacturing	-	-	4	1,249	-	-	1,253	3,512
Mining	-	-	-	2,443	-	-	2,443	1,817
Property, property services and business services	-	-	52	310	-	-	362	217
Services[3]	-	-	4	168	-	-	172	20
Trade[4]	-	-	10	2,180	-	-	2,190	1,544
Transport and storage	-	-	4	436	-	-	440	160
Utilities[5]	-	9	-	299	-	-	308	170
Retail lending	-	-	848	52	-	-	900	127
Other	-	-	9	54	-	-	63	-
Total other overseas	8,670	1,045	946	9,131	137	-	19,929	9,177
Other risk concentrations
Amounts due from financial institutions							11,210
Regulatory deposits							1,571
Total gross credit risk	49,089	30,011	383,803	156,003	28,356	13,149	673,192	165,018

1                Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2                Comparative information has been revised to conform to presentation with the current year.

3                Services includes education, health and community services, cultural and recreational services and personal and other services.

4                Trade includes wholesale trade and retail trade.

5                Utilities includes electricity, gas and water and communication services.

216	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2014
	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	185	6,855	11	-	7,051	1,080
Agriculture, forestry and fishing	-	-	124	6,586	19	-	6,729	1,699
Construction	3	-	474	4,966	31	-	5,474	3,647
Finance and insurance	10,373	11,736	2,295	12,054	33,879	-	70,337	11,838
Government, administration and defence	24,119	19,491	4	708	371	-	44,693	1,366
Manufacturing	73	-	189	8,595	484	-	9,341	7,114
Mining	65	-	40	3,113	168	-	3,386	2,947
Property, property services and business services	54	2	4,177	48,605	477	-	53,315	17,144
Services[2]	187	9	841	9,137	130	-	10,304	6,156
Trade[3]	114	-	562	14,004	223	-	14,903	8,095
Transport and storage	23	15	91	8,553	544	-	9,226	4,819
Utilities[4]	427	-	37	3,199	867	-	4,530	3,744
Retail Lending	140	-	358,167	462	43	-	358,812	75,427
Other	-	8	-	1,404	115	-	1,527	1,071
Total Australia	35,578	31,261	367,186	128,241	37,362	-	599,628	146,147
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	2	-	-	6	27	-	35	14
Construction	-	-	-	4	2	-	6	11
Finance and insurance	873	-	-	1	2,992	-	3,866	74
Government, administration and defence	1,129	-	-	4	147	-	1,280	113
Manufacturing	4	-	-	81	55	-	140	120
Mining	-	-	-	-	-	-	-	-
Property, property services and business services	3	-	-	4	163	-	170	30
Services[2]	8	-	-	5	4	-	17	5
Trade[3]	-	-	-	196	10	-	206	231
Transport and storage	12	-	-	4	26	-	42	43
Utilities[4]	22	-	-	-	241	-	263	226
Retail lending	-	-	-	-	-	-	-	13
Other	1	-	-	-	1	-	2	1
Total New Zealand	2,054	-	-	305	3,668	-	6,027	881

1                Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2                Services includes education, health and community services, cultural and recreational services and personal and other services.

3                Trade includes wholesale trade and retail trade.

4                Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	217

Note 27. Financial risk (continued)

	Parent Entity 2014
	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	3	92	-	-	95	32
Agriculture, forestry and fishing	-	-	1	461	-	-	462	178
Construction	-	-	5	84	-	-	89	150
Finance and insurance	2,188	377	1	1,970	271	-	4,807	2,436
Government, administration and defence	4,418	371	-	34	4	-	4,827	51
Manufacturing	31	-	2	1,752	-	-	1,785	4,147
Mining	43	-	-	4,076	2	-	4,121	1,173
Property, property services and business services	-	-	25	178	-	-	203	349
Services[2]	-	-	3	373	-	-	376	20
Trade[3]	-	-	5	1,602	-	-	1,607	1,325
Transport and storage	-	-	3	509	-	-	512	166
Utilities[4]	12	-	-	665	-	-	677	202
Retail lending	-	-	543	28	-	-	571	30
Other	-	-	9	37	-	-	46	3
Total other overseas	6,692	748	600	11,861	277	-	20,178	10,262
Other risk concentrations
Amounts due from financial institutions							5,483
Regulatory deposits							1,389
Total gross credit risk	44,324	32,009	367,786	140,407	41,307	-	632,705	157,290

1                Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2                Services includes education, health and community services, cultural and recreational services and personal and other services.

3                Trade includes wholesale trade and retail trade.

4                Utilities includes electricity, gas and water and communication services.

218	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2013
	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	155	6,857	19	-	7,031	1,218
Agriculture, forestry and fishing	-	-	114	7,007	29	-	7,150	1,615
Construction	-	-	437	4,877	26	-	5,340	3,978
Finance and insurance	14,451	8,713	1,924	11,088	21,623	-	57,799	16,151
Government, administration and defence	20,501	17,464	3	801	192	-	38,961	1,483
Manufacturing	51	-	196	8,920	423	-	9,590	8,005
Mining	4	-	38	2,175	232	-	2,449	3,005
Property, property services and business services	39	2	3,328	44,801	489	-	48,659	13,697
Services[2]	327	9	770	8,215	121	-	9,442	5,290
Trade[3]	53	-	519	13,601	255	-	14,428	7,056
Transport and storage	21	15	93	8,217	593	-	8,939	3,184
Utilities[4]	304	-	34	2,944	891	-	4,173	2,980
Retail Lending	106	-	336,253	-	33	-	336,392	70,434
Other	-	-	-	2,046	86	-	2,132	288
Total Australia	35,857	26,203	343,864	121,549	25,012	-	552,485	138,384
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	16	-	-	8	30	-	54	14
Construction	-	-	-	3	1	-	4	11
Finance and insurance	1,468	-	-	22	2,561	-	4,051	60
Government, administration and defence	924	-	-	73	119	-	1,116	118
Manufacturing	-	-	-	2	48	-	50	103
Mining	-	-	-	-	2	-	2	-
Property, property services and business services	7	-	-	3	122	-	132	23
Services[2]	-	-	-	186	23	-	209	11
Trade[3]	1	-	-	-	17	-	18	202
Transport and storage	37	-	-	11	35	-	83	39
Utilities[4]	39	-	-	-	299	-	338	253
Retail lending	-	-	-	-	-	-	-	1
Other	-	-	-	-	2	-	2	-
Total New Zealand	2,492	-	-	308	3,259	-	6,059	835

1                Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2                Services includes education, health and community services, cultural and recreational services and personal and other services.

3                Trade includes wholesale trade and retail trade.

4                Utilities includes electricity, gas and water and communication services.

2014 Westpac Group Annual Report	219

Note 27. Financial risk (continued)

	Parent Entity 2013
	Trading Securities and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	6	99	-	-	105	33
Agriculture, forestry and fishing	-	-	1	370	-	-	371	162
Construction	-	-	3	146	-	-	149	108
Finance and insurance	3,857	186	1	1,241	125	-	5,410	1,297
Government, administration and defence	4,812	5	-	30	9	-	4,856	3
Manufacturing	-	-	3	1,184	-	-	1,187	3,366
Mining	-	-	-	2,427	-	-	2,427	1,803
Property, property services and business services	-	-	20	166	-	-	186	205
Services[2]	-	-	2	156	-	-	158	19
Trade[3]	-	-	5	2,028	-	-	2,033	1,493
Transport and storage	-	-	3	283	-	-	286	144
Utilities[4]	-	-	-	271	-	-	271	169
Retail lending	-	-	358	34	-	-	392	35
Other	-	-	8	47	-	-	55	-
Total other overseas	8,669	191	410	8,482	134	-	17,886	8,837
Other risk concentrations
Amounts due from financial institutions							9,317
Regulatory deposits							1,463
Total gross credit risk	47,018	26,394	344,274	130,339	28,405	-	587,210	148,056

1                Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2                Services includes education, health and community services, cultural and recreational services and personal and other services.

3                Trade includes wholesale trade and retail trade.

4                Utilities includes electricity, gas and water and communication services.

220	2014 Westpac Group Annual Report

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

Financial assets of the Group at 30 September can be disaggregated as follows:

	Consolidated 2014
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	25,760	-	-	25,760	-	25,760
Receivables due from other financial institutions	7,424	-	-	7,424	-	7,424
Trading securities and other financial assets designated at fair value	45,908	-	1	45,909	-	45,909
Derivative financial instruments	41,404	-	-	41,404	-	41,404
Available-for-sale securities	36,024	-	-	36,024	-	36,024
Loans:
Loans – housing and personal	397,583	14,649	468	412,700	(1,117)	411,583
Loans – business	165,458	3,486	1,872	170,816	(2,056)	168,760
Life insurance assets	11,002	5	-	11,007	-	11,007
Regulatory deposits with central banks overseas	1,528	-	-	1,528	-	1,528
Other financial assets	5,049	39	5	5,093	-	5,093
Total	737,140	18,179	2,346	757,665	(3,173)	754,492

	Consolidated 2013
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	11,699	-	-	11,699	-	11,699
Receivables due from other financial institutions	11,210	-	-	11,210	-	11,210
Trading securities and other financial assets designated at fair value	49,087	-	2	49,089	-	49,089
Derivative financial instruments	28,356	-	-	28,356	-	28,356
Available-for-sale securities	30,010	-	1	30,011	-	30,011
Loans:
Loans – housing and personal	369,740	13,455	608	383,803	(1,101)	382,702
Loans – business	149,272	3,739	2,992	156,003	(2,541)	153,462
Life insurance assets	13,144	5	-	13,149	-	13,149
Regulatory deposits with central banks overseas	1,571	-	-	1,571	-	1,571
Other financial assets	3,697	44	9	3,750	-	3,750
Total	667,786	17,243	3,612	688,641	(3,642)	684,999

2014 Westpac Group Annual Report	221

Note 27. Financial risk (continued)

Financial assets of the Parent Entity at 30 September can be disaggregated as follows:

	Parent Entity 2014
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	23,400	-	-	23,400	-	23,400
Receivables due from other financial institutions	5,483	-	-	5,483	-	5,483
Trading securities and other financial assets designated at fair value	44,323	-	1	44,324	-	44,324
Derivative financial instruments	41,307	-	-	41,307	-	41,307
Available-for-sale securities	32,009	-	-	32,009	-	32,009
Loans:
Loans – housing and personal	354,597	12,809	380	367,786	(889)	366,897
Loans – business	135,897	2,994	1,516	140,407	(1,700)	138,707
Regulatory deposits with central banks overseas	1,389	-	-	1,389	-	1,389
Due from subsidiaries	140,098	-	-	140,098	-	140,098
Other financial assets	4,490	33	4	4,527	-	4,527
Total	782,993	15,836	1,901	800,730	(2,589)	798,141

	Parent Entity 2013
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	9,509	-	-	9,509	-	9,509
Receivables due from other financial institutions	9,317	-	-	9,317	-	9,317
Trading securities and other financial assets designated at fair value	47,016	-	2	47,018	-	47,018
Derivative financial instruments	28,405	-	-	28,405	-	28,405
Available-for-sale securities	26,394	-	-	26,394	-	26,394
Loans:
Loans – housing and personal	332,173	11,649	452	344,274	(867)	343,407
Loans – business	124,650	3,271	2,418	130,339	(2,089)	128,250
Regulatory deposits with central banks overseas	1,463	-	-	1,463	-	1,463
Due from subsidiaries	119,038	-	-	119,038	-	119,038
Other financial assets	3,179	38	7	3,224	-	3,224
Total	701,144	14,958	2,879	718,981	(2,956)	716,025

222	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

27.2.7 Financial assets that are neither past due nor impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2014				2013
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	25,760	-	-	25,760	11,699	-	-	11,699
Receivables due from other financial institutions	7,380	44	-	7,424	11,210	-	-	11,210
Trading securities and other financial assets designated at fair value	45,684	222	2	45,908	48,941	145	1	49,087
Derivative financial instruments	40,105	1,253	46	41,404	27,246	1,060	50	28,356
Available-for-sale securities	35,355	652	17	36,024	29,403	606	1	30,010
Loans:
Loans – housing and personal	312,648	83,672	1,263	397,583	288,940	79,425	1,375	369,740
Loans – business	74,323	86,438	4,697	165,458	63,197	80,703	5,372	149,272
Life insurance assets[1]	10,934	68	-	11,002	13,072	72	-	13,144
Regulatory deposits with central banks overseas	1,303	142	83	1,528	1,378	116	77	1,571
Other financial assets[2]	4,665	371	13	5,049	3,270	410	17	3,697
Total financial assets	558,157	172,862	6,121	737,140	498,356	162,537	6,893	667,786

1      Life insurance assets include $8,951 million (2013: $9,296 million) of unit linked investment contract assets and $170 million (2013: $183 million) of unrated investments in managed schemes and mortgages. The Group has no direct exposure to unit linked investments as the liability to policy holders is directly linked to the performance of these assets. The investments in managed schemes and mortgages are predominantly managed by the BT Financial Group.

2      Other financial assets includes accrued interest of $1,214 million (2013: $1,325 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $2,768 million (2013: $1,416 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

2014 Westpac Group Annual Report	223

Note 27. Financial risk (continued)

	Parent Entity
	2014				2013
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	23,400	-	-	23,400	9,509	-	-	9,509
Receivables due from other financial institutions	5,439	44	-	5,483	9,317	-	-	9,317
Trading securities and other financial assets designated at fair value	44,134	187	2	44,323	46,912	103	1	47,016
Derivative financial instruments	40,008	1,253	46	41,307	27,295	1,060	50	28,405
Available-for-sale securities	31,974	18	17	32,009	26,377	16	1	26,394
Loans:
Loans – housing and personal	298,686	54,892	1,019	354,597	278,576	52,498	1,099	332,173
Loans – business	66,898	65,217	3,782	135,897	55,752	64,569	4,329	124,650
Regulatory deposits with central banks overseas	1,300	6	83	1,389	1,379	7	77	1,463
Due from subsidiaries	140,098	-	-	140,098	119,038	-	-	119,038
Other financial assets[1]	4,225	255	10	4,490	2,868	297	14	3,179
Total financial assets	656,162	121,872	4,959	782,993	577,023	118,550	5,571	701,144

1   Other financial assets includes accrued interest of $1,029 million (2013: $1,159 million) which is allocated to the relevant credit quality classifications in proportionate to the loan balances to which it relates. Securities sold not yet delivered of $2,765 million (2013: $1,383 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

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

	Consolidated
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	95.5	52.3	82.8	95.8	54.3	83.8
Partially secured	1.8	24.5	8.5	1.3	24.3	7.9
Unsecured	2.7	23.2	8.7	2.9	21.4	8.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

224	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	97.3	52.5	84.9	97.3	54.0	85.5
Partially secured	0.4	23.5	6.8	0.4	25.2	7.2
Unsecured	2.3	24.0	8.3	2.3	20.8	7.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

	Consolidated
	2014				2013
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	4,253	8,872	1,524	14,649	3,919	8,028	1,508	13,455
Loans – business	780	2,274	432	3,486	760	2,289	690	3,739
Life insurance assets	-	5	-	5	-	5	-	5
Other financial assets	11	24	4	39	12	26	6	44
Total	5,044	11,175	1,960	18,179	4,691	10,348	2,204	17,243

	Parent Entity
	2014				2013
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	3,797	7,557	1,455	12,809	3,403	6,811	1,435	11,649
Loans – business	570	2,052	372	2,994	605	2,071	595	3,271
Other financial assets	9	20	4	33	10	23	5	38
Total	4,376	9,629	1,831	15,836	4,018	8,905	2,035	14,958

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

2014 Westpac Group Annual Report	225

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

	Consolidated
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	91.2	52.1	83.8	90.7	51.2	82.1
Partially secured	3.1	27.2	7.7	2.3	25.7	7.4
Unsecured	5.7	20.7	8.5	7.0	23.1	10.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	95.3	51.0	87.0	94.9	48.2	84.7
Partially secured	0.7	27.8	5.8	0.9	27.7	6.8
Unsecured	4.0	21.2	7.2	4.2	24.1	8.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,134	2,329	2,528	85	136	121	22	22	37	2,241	2,487	2,686

226	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

27.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

	Consolidated
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	202	1,785	1,987	266	2,887	3,153
Impairment provision	(96)	(771)	(867)	(124)	(1,240)	(1,364)
Carrying amount	106	1,014	1,120	142	1,647	1,789
Collectively impaired
Gross amount	266	87	353	342	105	447
Impairment provision	(150)	(30)	(180)	(156)	(34)	(190)
Carrying amount	116	57	173	186	71	257
Total gross amount	468	1,872	2,340	608	2,992	3,600
Total impairment provision	(246)	(801)	(1,047)	(280)	(1,274)	(1,554)
Total carrying amount	222	1,071	1,293	328	1,718	2,046

	Parent Entity
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	153	1,430	1,583	173	2,324	2,497
Impairment provision	(72)	(647)	(719)	(87)	(1,036)	(1,123)
Carrying amount	81	783	864	86	1,288	1,374
Collectively impaired
Gross amount	227	86	313	279	94	373
Impairment provision	(127)	(24)	(151)	(127)	(29)	(156)
Carrying amount	100	62	162	152	65	217
Total gross amount	380	1,516	1,896	452	2,418	2,870
Total impairment provision	(199)	(671)	(870)	(214)	(1,065)	(1,279)
Total carrying amount	181	845	1,026	238	1,353	1,591

2014 Westpac Group Annual Report	227

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

	Consolidated
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	61.1	25.1	32.3	63.3	24.8	31.3
Partially secured	10.9	24.8	22.0	11.2	24.4	22.2
Unsecured	28.0	50.1	45.7	25.5	50.8	46.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2014			2013
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	66.2	25.9	33.6	73.3	23.4	31.3
Partially secured	8.6	23.3	20.5	7.1	23.9	21.3
Unsecured	25.2	50.8	45.9	19.6	52.7	47.4
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	1,580	2,574	3,212	397	586	743	53	89	79	2,030	3,249	4,034
Impairment provision	(697)	(1,099)	(1,199)	(130)	(210)	(224)	(35)	(54)	(40)	(862)	(1,363)	(1,463)
Net	883	1,475	2,013	267	376	519	18	35	39	1,168	1,886	2,571

228	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	203	181	186	13	14	12	1	-	1	217	195	199
Impairment provision	(132)	(126)	(126)	(9)	(9)	(7)	-	-	(1)	(141)	(135)	(134)
Net	71	55	60	4	5	5	1	-	-	76	60	65

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	34	34	43	-	-	-	59	122	110	93	156	153
Impairment provision	(23)	(23)	(19)	-	-	-	(21)	(33)	(25)	(44)	(56)	(44)
Net	11	11	24	-	-	-	38	89	85	49	100	109

Restructured financial assets of the Parent Entity as at 30 September were:

	2014	2013
	$m	$m
Gross amount	92	153
Impairment provision	(44)	(56)
Net	48	97

The following table summarises the interest received and forgone on impaired and restructured financial assets:

	Consolidated 2014
	Australia	Overseas	Total
	$m	$m	$m
Interest received	13	16	29
Interest forgone	165	5	170

27.3 Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪         an inability to meet both expected and unexpected current and future cashflows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪         inadequate market depth or market disruption impacting the ability to offset or eliminate a position at the market price.

Liquidity risk is managed through our BRCC-approved Liquidity Risk Management Framework.

Responsibility for liquidity management is delegated to Treasury, under the oversight of ALCO. Daily liquidity risk reports are circulated to, and reviewed by, local and senior staff in both Treasury and the independent Liquidity Risk team. Summary liquidity reports are submitted to senior staff weekly, ALCO and APRA monthly, and to BRCC quarterly. Treasury is also responsible for monitoring and managing our funding base so that it is prudently maintained, stable and adequately diversified.

2014 Westpac Group Annual Report	229

Note 27. Financial risk (continued)

We model our ability to fund under both normal conditions and during a crisis situation, with models run globally and for specific geographical regions. This approach is designed to ensure that our funding framework is sufficiently flexible to accommodate a wide range of market conditions. The annual review of the Liquidity Risk Management Framework encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The Liquidity Risk Management Framework is reviewed by ALCO prior to approval by the BRCC.

Treasury also undertakes an annual funding review that outlines the funding strategy for the coming year. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates. The annual funding strategy is reviewed and supported by ALCO prior to approval by the BRCC.

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in our ability to fund some or all of our activities in a timely manner and at a reasonable cost. This document is reviewed annually by the BRCC and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks.

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

Wholesale funding

The Group monitors the composition and stability of its funding base so it is maintained within the Group’s funding and liquidity risk appetite. This includes a target of greater than 75% for the Stable Funding Ratio (SFR). Stable funding includes customer deposits, wholesale term funding with residual maturity greater than 12 months, equity and securitisation.

At 30 September 2014, the Group’s SFR was 83% (30 September 2013: 84%). Asset growth over the 12 month period, including the acquisition of the Lloyds business in December 2013, was funded primarily through customer deposits and new term wholesale funding. An increase in short term funding was used to fund an increase in short term assets, mainly trade finance in Asia.

The Group’s funding composition has remained relatively stable over recent periods. Customer deposits represented 60% of the Group’s total funding at 30 September 2014, little changed from 30 September 2013 (61%). A further 2% of total funding came from securitisation, 14% from long term funding with a residual maturity greater than one year and 7% from equity. The proportion of total funding from wholesale sources maturing within one year was 17%. These components were little changed over 2014.

In 2014, customer deposits increased by 7.0% or $26.6 billion. At the same time, net loans increased by 8.2% or $44.2 billion, with the acquisition of the Lloyds business adding $7.9 billion in lending but little in deposit balances. As a result, the Group’s customer deposit to loan ratio was 70.5% at 30 September 2014, 85bps lower than at 30 September 2013.

Maintaining a diverse funding base and ensuring the Group has capacity and flexibility to access a wide range of funding markets, debt investors and products is an important part of managing liquidity risk. Stronger loan growth during the year saw the Group more active in wholesale funding markets compared to 2013. The Group raised $33 billion in wholesale term funding in 2014, with a weighted average maturity of 4.7 years, excluding securitisation. This included $2.3 billion in Basel III compliant Additional Tier 1 and Tier 2 capital securities.

The Group continued to benefit from its broad wholesale funding capabilities which provide access to a range of debt instruments, currencies and investors. Westpac is the only major Australian bank with an active Auto ABS capability, the only Australian bank with access to the US SEC registered market and one of only two major Australian banks active in RMBS. The Group has taken advantage of these capabilities, issuing successful ABS, RMBS and SEC registered trades in 2014, as well as transactions in senior unsecured and covered bond format.

230	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

Borrowings and outstandings from existing debt programs and issuing shelves at 30 September 2014 can be found in various notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Credit ratings

As at 30 September 2014 the Parent Entity’s credit ratings were:

2014
	Short-term	Long-term	Outlook
Standard & Poor’s	A–1+	AA–	Stable
Moody’s Investors Services	P–1	Aa2	Stable
Fitch Ratings	F1+	AA–	Stable

As of 30 September 2014, approximately 33% of the Group’s total funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If Westpac’s credit ratings were to be lowered from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than we do currently on our wholesale borrowings. This would increase the Group’s funding costs and could reduce net interest margins. In addition, the Group’s borrowing capacity could be diminished, which may adversely affect the Group’s ability to fund the growth of our balance sheet or reduce our liquidity.

A credit rating is not a recommendation to buy, sell or hold Westpac securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Treasury holds a portfolio of high-quality liquid assets as a buffer against unforeseen funding requirements. These assets are 100% eligible for repurchase agreements with the Reserve Bank of Australia or another central bank and are held in cash, Government, State Government and highly rated investment grade paper. The level of liquid asset holdings is reviewed frequently and is consistent with both the requirements of the balance sheet and market conditions.

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $8.8 billion to $134.4 billion over the last 12 months, as the Group prepares for the introduction of the Liquidity Coverage Ratio (LCR). The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario. The Group is required to meet a LCR of at least 100% when it comes into effect from 1 January 2015. In preparation for the LCR, Westpac has received approval from APRA for a Committed Liquidity Facility (CLF) of $66 billion in 2015. At 30 September 2014, the Group’s pro-forma LCR, including the CLF of $66 billion for 2015, was 103%. As the Group transitions towards LCR implementation, it plans to implement further initiatives designed to deliver a suitable buffer above 100%.

WIB also has holdings of trading securities which arise from its daily business operations. These assets are typically high quality investment grade names and stock is generally very liquid. While these assets are excluded from the Group’s liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

A summary of liquid asset holdings is as follows:

	2014		2013
	Actual	Average	Actual	Average
	$m	$m	$m	$m
Cash	22,497	19,017	8,522	9,047
Receivables due from other financial institutions	655	1,090	1,370	1,308
Trading securities and other financial assets designated at fair value	18,272	24,317	32,711	35,142
Available-for-sale securities	34,205	31,097	27,845	24,947
Loans[1]	58,448	55,650	54,536	45,542
Regulatory deposits with central banks	368	449	663	627
Total liquid assets	134,445	131,620	125,647	116,613

1            Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the Reserve Bank of Australia and Reserve Bank of New Zealand.

2014 Westpac Group Annual Report	231

Note 27. Financial risk (continued)

27.3.2 Liquidity reporting

Scenario analysis

In fulfilling our obligations under APRA’s liquidity prudential standard, the Group performs scenario analysis on a daily basis. The ‘going concern’ and ‘crisis’ scenarios present the maturity profiles of cash flows, based on assumptions agreed with APRA.

The ‘going concern’ model measures our liquidity requirements under normal business conditions. Wholesale debt maturities are added to planned net asset growth to provide an estimate of the wholesale funding task across a range of time horizons. The cumulative liquidity mismatch is managed within a Board approved limit structure; with limits set at intervals from one week, to 15 months.

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

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report

Daily	¡ Produced by WIB Finance

¡ Reviewed by Group Risk

¡ Monitored within Treasury

Monthly	¡ Submitted to ALCO

¡ Submitted to APRA

Quarterly	¡ Submitted to the BRCC

27.3.3 Market developments

APRA released a revised liquidity standard in December 2013 which includes the Liquidity Coverage Ratio (LCR) requirement. The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario. Given the limited amount of government debt in Australia, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a Committed Liquidity Facility (CLF) that subject to satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement. In order to access the CLF, Australian banks are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved facility from 1 January 2015. On 30 September 2014, APRA approved Westpac’s access to the CLF for the 2015 calendar year for $66 billion.

232	2014 Westpac Group Annual Report

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

Foreign exchange obligations have been translated to Australian dollars using the closing spot rates at the end of the financial year.

The balances in the tables below will not necessarily agree to amounts presented on the face of the balance sheet as amounts in the table incorporate cash flows on an undiscounted basis and include both principal and associated future interest payments.

Other financial liabilities at fair value through income statement are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the tables below:

	Consolidated 2014
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	14,716	2,865	859	242	-	18,682
Deposits and other borrowings	290,569	79,225	79,770	15,145	377	465,086
Other financial liabilities at fair value through income statement	17,811	1,436	-	-	-	19,247
Derivative financial instruments:
Held for trading	33,928	-	-	-	-	33,928
Held for hedging purposes (net settled)	103	154	456	1,945	316	2,974
Held for hedging purposes (gross settled):
Cash outflow	113	4,601	3,853	19,926	2,103	30,596
Cash inflow	(80)	(3,899)	(3,314)	(17,405)	(1,888)	(26,586)
Debt issues	2,751	10,710	47,730	81,488	20,758	163,437
Other financial liabilities	1,395	462	2,078	-	-	3,935
Total liabilities excluding loan capital	361,306	95,554	131,432	101,341	21,666	711,299
Loan capital[1]	3,897	64	218	7,087	599	11,865
Total undiscounted financial liabilities	365,203	95,618	131,650	108,428	22,265	723,164
Total contingent liabilities and commitments
Commitments to extend credit	159,131	-	-	-	-	159,131
Other commitments	763	-	-	-	-	763
Total undiscounted contingent liabilities and commitments	159,894	-	-	-	-	159,894

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2014 Westpac Group Annual Report	233

Note 27. Financial risk (continued)

	Consolidated 2013
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,176	1,642	554	491	-	8,863
Deposits and other borrowings	271,597	67,642	73,161	16,870	367	429,637
Other financial liabilities at fair value through income statement	10,302	-	-	-	-	10,302
Derivative financial instruments:
Held for trading	26,029	-	-	-	-	26,029
Held for hedging purposes (net settled)	99	238	699	1,599	247	2,882
Held for hedging purposes (gross settled):
Cash outflow	1,602	5,175	7,508	21,103	146	35,534
Cash inflow	(1,488)	(4,793)	(5,457)	(17,812)	(115)	(29,665)
Debt issues	6,167	10,013	43,540	82,639	12,065	154,424
Other financial liabilities	1,972	516	2,321	-	-	4,809
Total liabilities excluding loan capital	322,456	80,433	122,326	104,890	12,710	642,815
Loan capital[1]	3,450	63	175	6,073	616	10,377
Total undiscounted financial liabilities	325,906	80,496	122,501	110,963	13,326	653,192
Total contingent liabilities and commitments
Commitments to extend credit	148,368	-	-	-	-	148,368
Other commitments	44	-	-	-	-	44
Total undiscounted contingent liabilities and commitments	148,412	-	-	-	-	148,412

1   Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month. Comparative information has been revised to conform to presentation with the current year.

234	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2014
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	14,526	2,865	859	207	-	18,457
Deposits and other borrowings	263,657	71,248	69,240	13,222	377	417,744
Other financial liabilities at fair value through income statement	17,811	1,436	-	-	-	19,247
Derivative financial instruments:
Held for trading	34,392	-	-	-	-	34,392
Held for hedging purposes (net settled)	86	132	426	1,862	308	2,814
Held for hedging purposes (gross settled):
Cash outflow	49	4,424	2,467	10,746	1,796	19,482
Cash inflow	(28)	(3,748)	(1,958)	(8,950)	(1,600)	(16,284)
Debt issues	1,676	8,669	44,071	67,528	14,440	136,384
Due to subsidiaries	135,066	-	-	-	-	135,066
Other financial liabilities	1,248	381	1,715	-	-	3,344
Total liabilities excluding loan capital	468,483	85,407	116,820	84,615	15,321	770,646
Loan capital[1]	3,897	64	218	7,087	599	11,865
Total undiscounted financial liabilities	472,380	85,471	117,038	91,702	15,920	782,511
Total contingent liabilities and commitments
Commitments to extend credit	140,909	-	-	-	-	140,909
Other commitments	763	-	-	-	-	763
Total undiscounted contingent liabilities and commitments	141,672	-	-	-	-	141,672

1   Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2014 Westpac Group Annual Report	235

Note 27. Financial risk (continued)

	Parent Entity 2013
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,078	1,642	554	491	-	8,765
Deposits and other borrowings	246,524	59,694	62,747	15,408	367	384,740
Other financial liabilities at fair value through income statement	10,302	-	-	-	-	10,302
Derivative financial instruments:
Held for trading	26,180	-	-	-	-	26,180
Held for hedging purposes (net settled)	74	227	656	1,543	241	2,741
Held for hedging purposes (gross settled):
Cash outflow	1,525	4,025	7,078	15,742	146	28,516
Cash inflow	(1,431)	(3,760)	(5,122)	(13,281)	(115)	(23,709)
Debt issues	4,695	7,111	37,867	69,771	10,745	130,189
Due to subsidiaries	120,553	-	-	-	-	120,553
Other financial liabilities	1,937	445	2,006	-	-	4,388
Total liabilities excluding loan capital	416,437	69,384	105,786	89,674	11,384	692,665
Loan capital[1]	3,450	63	175	6,073	616	10,377
Total undiscounted financial liabilities	419,887	69,447	105,961	95,747	12,000	703,042
Total contingent liabilities and commitments
Commitments to extend credit	132,271	-	-	-	-	132,271
Other commitments	44	-	-	-	-	44
Total undiscounted contingent liabilities and commitments	132,315	-	-	-	-	132,315

1   Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month. Comparative information has been revised to conform to presentation with the current year.

236	2014 Westpac Group Annual Report

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

	Consolidated 2014
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	25,760	-	25,760
Receivables due from other financial institutions	7,424	-	7,424
Trading securities and other financial assets designated at fair value	31,234	14,675	45,909
Derivative financial instruments	32,248	9,156	41,404
Available-for-sale securities	2,101	33,923	36,024
Loans (net of provisions)	83,089	497,254	580,343
Life insurance assets	2,518	8,489	11,007
Regulatory deposits with central banks overseas	529	999	1,528
All other assets	6,278	15,165	21,443
Total assets	191,181	579,661	770,842
Liabilities
Payables due to other financial institutions	18,394	242	18,636
Deposits and other borrowings	446,099	14,723	460,822
Other financial liabilities at fair value through income statement	19,236	-	19,236
Derivative financial instruments	29,514	10,025	39,539
Debt issues	59,203	93,048	152,251
Life insurance policy liabilities	8	9,629	9,637
All other liabilities	9,480	1,046	10,526
Total liabilities excluding loan capital	581,934	128,713	710,647
Loan capital	-	10,858	10,858
Total liabilities	581,934	139,571	721,505
Net assets/(net liabilities)	(390,753)	440,090	49,337

2014 Westpac Group Annual Report	237

Note 27. Financial risk (continued)

		Consolidated 2013
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	11,699	-	11,699
Receivables due from other financial institutions	11,210	-	11,210
Trading securities and other financial assets designated at fair value	25,847	23,242	49,089
Derivative financial instruments	21,026	7,330	28,356
Available-for-sale securities	1,434	28,577	30,011
Loans (net of provisions)	82,247	453,917	536,164
Life insurance assets	4,576	8,573	13,149
Regulatory deposits with central banks overseas	975	596	1,571
All other assets	4,999	14,849	19,848
Total assets	164,013	537,084	701,097
Liabilities
Payables due to other financial institutions	8,347	489	8,836
Deposits and other borrowings	408,651	15,831	424,482
Other financial liabilities at fair value through income statement	10,288	14	10,302
Derivative financial instruments	22,278	10,712	32,990
Debt issues	54,479	89,654	144,133
Life insurance policy liabilities	-	11,938	11,938
All other liabilities	10,306	1,243	11,549
Total liabilities excluding loan capital	514,349	129,881	644,230
Loan capital	-	9,330	9,330
Total liabilities	514,349	139,211	653,560
Net assets/(net liabilities)	(350,336)	397,873	47,537

238	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

		Parent Entity 2014
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	23,400	-	23,400
Receivables due from other financial institutions	5,483	-	5,483
Trading securities and other financial assets designated at fair value	29,989	14,335	44,324
Derivative financial instruments	32,219	9,088	41,307
Available-for-sale securities	743	31,266	32,009
Loans (net of provisions)	67,949	437,655	505,604
Regulatory deposits with central banks overseas	389	1,000	1,389
Due from subsidiaries	140,098	-	140,098
Investments in subsidiaries	-	4,687	4,687
All other assets	5,349	11,818	17,167
Total assets	305,619	509,849	815,468
Liabilities
Payables due to other financial institutions	18,204	207	18,411
Deposits and other borrowings	401,236	12,947	414,183
Other financial liabilities at fair value through income statement	19,155	-	19,155
Derivative financial instruments	29,451	9,690	39,141
Debt issues	52,802	75,044	127,846
Due to subsidiaries	135,066	-	135,066
All other liabilities	7,478	948	8,426
Total liabilities excluding loan capital	663,392	98,836	762,228
Loan capital	-	10,858	10,858
Total liabilities	663,392	109,694	773,086
Net assets/(net liabilities)	(357,773)	400,155	42,382

2014 Westpac Group Annual Report	239

Note 27. Financial risk (continued)

		Parent Entity 2013
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	9,509	-	9,509
Receivables due from other financial institutions	9,317	-	9,317
Trading securities and other financial assets designated at fair value	24,435	22,583	47,018
Derivative financial instruments	21,029	7,376	28,405
Available-for-sale securities	503	25,891	26,394
Loans (net of provisions)	68,475	403,182	471,657
Regulatory deposits with central banks overseas	867	596	1,463
Due from subsidiaries	119,038	-	119,038
Investments in subsidiaries	-	4,880	4,880
All other assets	4,173	11,852	16,025
Total assets	257,346	476,360	733,706
Liabilities
Payables due to other financial institutions	8,250	488	8,738
Deposits and other borrowings	365,728	14,480	380,208
Other financial liabilities at fair value through income statement	10,288	14	10,302
Derivative financial instruments	22,202	10,236	32,438
Debt issues	47,544	74,011	121,555
Due to subsidiaries	120,553	-	120,553
All other liabilities	8,796	834	9,630
Total liabilities excluding loan capital	583,361	100,063	683,424
Loan capital	-	9,330	9,330
Total liabilities	583,361	109,393	692,754
Net assets/(net liabilities)	(326,015)	366,967	40,952

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

240	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

VaR limits

Market risk arising from trading book activities is primarily measured using VaR based on an historical simulation methodology. VaR is the potential loss in earnings from adverse market movements calculated over a one-day time horizon to a 99% confidence level using a minimum of one year of historical data. VaR seeks to take account of all material market variables that may cause a change in the value of the trading portfolio, including interest rates, foreign exchange rates, price changes, volatility and the correlations between these variables.

In addition to the Board approved market risk VaR limit for trading activities, RISKCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury.

Backtesting

Daily backtesting of VaR results is performed to support model integrity. A review of both the potential profit or loss outcomes is also undertaken to monitor any skew created by the historical data.

Stress testing

Daily stress testing against pre-determined scenarios is carried out to analyse potential losses arising from extreme or unexpected movements beyond the 99% confidence level. An escalation framework around selective stress tests has been approved by RISKCO. Stress and scenario tests include historical market movements, those defined by RISKCO or Financial Markets and Treasury Risk (FMTR) and independent scenarios developed by Westpac’s economics department.

Profit or loss notification framework

The BRCC has approved a profit or loss notification framework. Included in this framework are levels of escalation in accordance with the size of the profit or loss. Triggers are applied to both a 1-day and a rolling 20-day cumulative total.

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

The following controls allow for continuous monitoring of market risk by management:

¡        trading authorities and responsibilities are clearly delineated at all levels to provide accountability;

¡        a structured system of limits and reporting of exposures;

¡        all new products and significant product variations undergo an approval process to confirm business risks have been identified prior to launch;

¡        models that are used to determine risk or profit or loss for Westpac’s financial statements are independently reviewed;

¡        duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion;

¡        legal counsel approves documentation for compliance with relevant laws and regulations;

¡        daily profit and loss reviews/attribution; and

¡        reconciliations.

2014 Westpac Group Annual Report	241

Note 27. Financial risk (continued)

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

	Consolidated and Parent Entity
	2014			2013			2012
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	30.7	6.3	15.6	30.8	9.1	16.7	29.0	10.5	18.4
Foreign exchange risk	7.6	1.2	3.0	5.7	0.5	2.1	8.0	0.8	3.3
Equity risk	0.7	0.1	0.3	0.8	0.1	0.3	1.8	0.2	0.5
Commodity risk[1]	2.9	1.3	2.0	6.1	1.2	2.9	5.1	1.0	2.5
Other market risks[2]	11.3	5.4	9.2	13.0	5.8	7.9	21.6	7.8	16.6
Diversification effect	n/a	n/a	(8.2)	n/a	n/a	(10.7)	n/a	n/a	(12.5)
Net market risk	40.2	9.5	22.0	35.4	12.5	19.2	41.2	16.8	28.8

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

CCE trading activities include electricity, gas, oil, emission, agricultural products, base metals and precious metals. These activities involve dealings in swaps, options, swaptions, Asian options and futures. Energy trading also includes Settlement Residue Auctions (SRAs). Carbon trading activities includes Australian, New Zealand and European carbon units and Renewable Energy Certificates (RECs).

CCE also includes the Structured Commodities Finance (SCF) desk which facilitates financing for commodity clients.

The total fair value of commodity, carbon and energy contracts outstanding as at 30 September 2014 were $14 million (2013: $9 million).

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

Asset and Liability Management

ALM manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration. A key risk management objective is to achieve reasonable stability of net interest income (NII) over time. These activities are overseen by the independent FMTR unit, reviewed by RISKCO and conducted within a risk framework and appetite set down by the BRCC.

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

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

242	2014 Westpac Group Annual Report

Notes to the financial statements

Note 27. Financial risk (continued)

NaR limit

The BRCC has approved a NaR limit. This limit is managed by the Group Treasurer and is expressed as a deviation from benchmark hedge levels over a one-year rolling time frame, to a 99% confidence level. This limit is monitored by FMTR.

VaR limit

The BRCC has also approved a VaR limit for ALM activities. This limit is managed by the Group Treasurer and monitored by FMTR. Additionally, FMTR sets structural risk limits to prevent undue concentration of risk.

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

As a result of the requirement to translate earnings and net assets of the foreign operations into our Australian dollar consolidated financial statements, movements in exchange rates could lead to changes in the Australian dollar equivalent of offshore earnings and capital which could introduce variability to our reported financial results. This is referred to as translation risk. In order to minimise this exposure, we manage the foreign exchange rate risk associated with offshore earnings and capital as follows:

¡        foreign currency denominated earnings that are generated during the current financial year are hedged;

¡        capital that is defined to be permanently employed in an offshore jurisdiction (for example to meet regulatory or prudential requirements) and which has no fixed term is hedged;

¡        capital or profits that are denominated in currencies to which we have an immaterial exposure are not hedged; and

¡        ALCO determines the appropriateness of the foreign exchange earnings hedges and associated limits.

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

Daily monitoring of current exposure and limit utilisation is conducted independently by FMTR, which monitors market risk exposures against VaR and NaR limits. Reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Monthly and quarterly reports are produced for the senior management market risk forums of RISKCO and the BRCC respectively to provide transparency of material market risks and issues.

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

The same controls as used to monitor traded market risk allow for the continuous monitoring by management of IRRBB.

Value at Risk — IRRBB

The table below depicts VaR for IRRBB:

	30 September 2014				30 September 2013
	As at	High	Low	Average	As at	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated	3.1	10.7	1.2	4.7	8.8	21.0	6.7	11.8

As at 30 September 2014 the Value at Risk — IRRBB for the Parent Entity was $25.1 million (2013: $7.6 million).

2014 Westpac Group Annual Report	243

Note 27. Financial risk (continued)

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (decrease) over the next 12 months as a percentage of reported net interest income:

	30 September 2014				30 September 2013
		Maximum	Minimum	Average		Maximum	Minimum	Average
	As at	Exposure	Exposure	Exposure	As at	Exposure	Exposure	Exposure
	%	%	%	%	%	%	%	%
Consolidated	0.27	0.66	(0.12)	0.20	0.52	0.98	0.24	0.64
Parent Entity	0.10	0.82	(0.25)	0.17	0.54	1.03	0.20	0.68

Equity risk

Financial assets classified as available-for-sale are subject to market risk which is not captured by the market risk VaR. Regular reviews are performed to substantiate the valuation of equity investments and are regularly reviewed by management. Whilst the fair value of individual equity securities classified as available-for-sale can fluctuate considerably, the overall impact to the Group is not material.

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

A key element of the Fair Valuation Control Framework is the WIB Revaluation Committee, comprising senior finance and risk valuation experts from within the Group. The WIB Revaluation Committee review the application of the agreed policies and procedures to ensure a fair value measurement basis is applied.

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

▪         Counterparty Valuation Adjustment

Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PDs) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) for individual or sector curves for the relevant tenors to calculate the credit valuation adjustment (CVA), and Westpac’s CDS curve for the relevant tenors to calculate the debit valuation adjustment (DVA). PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

244	2014 Westpac Group Annual Report

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

Financial instruments included in this class are Commonweath of Australia and New Zealand Government bonds, spot and exchange traded derivatives for equities, foreign exchange, commodities and interest rate products.

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

The financial instruments included in this category are mainly over the counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the Level 2 category are:

–        trading securities – including government bonds (excluding Australian and New Zealand government bonds), Australian state government bonds, corporate fixed rate bonds and floating rate bonds; and

–        derivatives – including interest rate swaps, credit default swaps, foreign exchange swaps, foreign exchange options and equity options.

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

Financial instruments included in the Level 3 category include some asset-backed products and non-Australian dollar-denominated government securities issued by governments where there are no observable secondary markets.

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

Valuation techniques

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

▪         Interest rate derivative products

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

In general, interest rate derivatives are classified as Level 2 instruments.

2014 Westpac Group Annual Report	245

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

Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency, is considered unobservable. Trading volumes in these instruments are low. Proxy data from the Australian denominated RMBS market is used to derive the fair value for these instruments. Australian issued RMBS denominated in foreign currency are classified as Level 3 instruments.

The fair value of Offshore RMBS is determined using consensus data. These are classified as Level 2 instruments.

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

Where available, cash CDO, CLO and ABS products are valued using prices obtained from consensus data providers and classified as Level 2 instruments. Where consensus prices are not available, these products are valued using quotes provided by a third party broker or independent lead manager and classified as Level 3 instruments. The Group has no material exposure to CDOs.

▪         Other credit products

These products are linked to the credit spread of a referenced entity or index and include Single Name and Index CDS.

CDS are valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus market data providers. Single name and index CDS are classified as Level 2 instruments.

▪         Non-asset backed debt instruments

There are observable markets for Australian and New Zealand government bonds in which Westpac is a primary dealer. Australian government bonds are valued using unadjusted quoted market yields. New Zealand government bonds are valued using unadjusted quoted market prices. These products are classified as Level 1 instruments.

Other government bonds, state government bonds, corporate bonds and commercial paper are valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices. These products are classified as Level 2 instruments, with the exception of government securities where there are no observable secondary markets which are classified as Level 3 instruments.

▪         Equity products

This category includes cash equities and equity indices, exchange traded equity options, OTC equity options and OTC equity warrants.

Cash equities and equity indices are traded on major global exchanges in liquid markets. No modelling or assumptions are used in valuation. These are categorised as Level 1 instruments.

Exchange traded equity options, OTC equity options and equity warrants are valued using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, input parameters are deemed observable. These are classified as Level 2 instruments.

246	2014 Westpac Group Annual Report

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

▪         Certificates of deposit

The fair value of certificates of deposit is determined using a discounted cash flow analysis using markets rates offered for deposits of similar remaining maturities. Certificates of deposit are classified as Level 2 instruments.

▪         Debt issues at fair value

Where a quoted price is not available the fair value of debt issues is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in the applicable credit rating of Westpac. These instruments are classified as Level 2 instruments.

▪         Life insurance assets

These assets represent investments which back life insurance policy liabilities. This includes listed equities, exchange traded and over the counter derivatives, investment grade corporate bonds and units in unlisted unit trusts.

Listed equities and exchange traded derivatives are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation. They are classified as Level 1 instruments.

Investment grade corporate bonds, over the counter derivatives, units in unlisted unit trusts and certain listed equities subject to transfer restrictions are valued utilising observable market prices or other widely used and accepted valuation techniques utilising observable market inputs. They are classified as Level 2 instruments.

▪         Life insurance liabilities

Life insurance liabilities consist of life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds. These are valued utilising observable market prices or other widely used and accepted valuation techniques utilising observable market inputs. They are classified as Level 2 instruments.

▪         Loans at fair value

Where a quoted price is not available the fair value of fixed rate bills is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs. These are classified as Level 2 instruments.

2014 Westpac Group Annual Report	247

Note 28. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments to the fair value hierarchy based on the measurement basis after initial recognition:

	Consolidated
	2014				2013
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets measured at fair value on a recurring basis
Trading securities and other financial assets designated at fair value	5,258	39,663	988	45,909	60	48,491	538	49,089
Derivative financial instruments	51	41,348	5	41,404	12	28,340	4	28,356
Available-for-sale securities	1,765	33,421	822	36,008	90	29,119	790	29,999
Loans	-	9,330	-	9,330	-	10,876	-	10,876
Life insurance assets	4,472	6,535	-	11,007	5,567	7,582	-	13,149
Total assets carried at fair value	11,546	130,297	1,815	143,658	5,729	124,408	1,332	131,469
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	49,636	-	49,636	-	42,015	-	42,015
Other financial liabilities at fair value through income statement	1,134	18,102	-	19,236	44	10,258	-	10,302
Derivative financial instruments	37	39,472	30	39,539	14	32,952	24	32,990
Debt issues at fair value	-	9,524	18	9,542	-	14,127	13	14,140
Life insurance liabilities	-	9,637	-	9,637	-	11,938	-	11,938
Total liabilities carried at fair value	1,171	126,371	48	127,590	58	111,290	37	111,385

248	2014 Westpac Group Annual Report

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
	2014				2013
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets measured at fair value on a recurring basis
Trading securities and other financial assets designated at fair value	5,260	38,285	779	44,324	57	46,669	292	47,018
Derivative financial instruments	51	41,251	5	41,307	12	28,389	4	28,405
Available-for-sale securities	-	31,823	170	31,993	-	26,190	200	26,390
Loans	-	9,330	-	9,330	-	10,876	-	10,876
Total assets carried at fair value	5,311	120,689	954	126,954	69	112,124	496	112,689
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	48,661	-	48,661	-	40,653	-	40,653
Other financial liabilities at fair value through income statement	1,134	18,021	-	19,155	44	10,258	-	10,302
Derivative financial instruments	37	39,074	30	39,141	14	32,400	24	32,438
Debt issues at fair value	-	6,315	-	6,315	-	11,151	-	11,151
Total liabilities carried at fair value	1,171	112,071	30	113,272	58	94,462	24	94,544

In the current financial year, as a primary dealer the Group has seen and participated in increased liquidity in the Government bond markets as part of the Group's broader financial markets strategy. Australian and New Zealand Government bonds have therefore been transferred from Level 2 to Level 1 of the fair value hierarchy.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s or Parent Entity’s reported results.

The following table summarises significant unobservable inputs used in the Level 3 valuations and the valuation techniques used to measure fair value of the instrument.

	As at 30 September 2014
	Assets	Liabilities	Valuation	Unobservable	Minimum	Maximum
	$m	$m	Technique(s)	Inputs	Value	Value
Non-asset backed debt instruments	785	-	Pricing model	Yield to maturity	4.5%	8.0%
			Pricing model	Discount margin	70 bps	110 bps
			Third-party pricing	n/a	n/a	n/a
Asset backed products	699	24	Pricing model	Discount margin	60 bps	91 bps
			Pricing model	Correlation	32.3%	46.9%
			Third-party pricing	n/a	n/a	n/a
Equity and equity linked products	329	-	Pricing model	Interest rate margin	1.0%	15.4%
			Pricing model	Earnings multiple	3.3	7.5
			Discounted cash flows	Discount rate	14.5%	20.0%
			Third-party pricing	n/a	n/a	n/a
Interest rate products	2	24	Pricing Model	Volatility	22.5%	30.0%
Total	1,815	48

2014 Westpac Group Annual Report	249

Note 28. Fair values of financial assets and liabilities (continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Consolidated 2014
Trading Securities and Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	538	4	790	1,332	24	13	37
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	(7)	-	-	(7)	(16)	6	(10)
Available-for-sale reserve	-	-	18	18	-	-	-
Acquisitions	634	2	1,524	2,160	-	-	-
Issues	-	-	-	-	24	-	24
Disposals	(192)	(1)	(1,583)	(1,776)	(2)	(1)	(3)
Settlements	(12)	-	-	(12)	-	-	-
Transfers into or out of non-market observables	24	-	-	24	-	-	-
Others[1]	3	-	73	76	-	-	-
Balance as at end of year	988	5	822	1,815	30	18	48
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2014	14	1	-	15	(8)	6	(2)

1            Includes foreign currency translation impacts.

	Consolidated 2013
Trading Securities and Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	438	12	826	1,276	73	27	100
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	51	(2)	-	49	(9)	6	(3)
Available-for-sale reserve	-	1	2	3	1	-	1
Acquisitions	41	1	1,642	1,684	8	-	8
Issues	20	-	-	20	-	-	-
Disposals	(245)	(1)	(1,625)	(1,871)	(23)	(20)	(43)
Settlements	(28)	(5)	-	(33)	(10)	-	(10)
Transfers into or out of non-market observables	251	(2)	10	259	(16)	-	(16)
Others[1]	10	-	(65)	(55)	-	-	-
Balance as at end of year	538	4	790	1,332	24	13	37
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2013	9	(2)	-	7	2	11	13

1            Includes foreign currency translation impacts.

250	2014 Westpac Group Annual Report

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity 2014
Trading Securities and Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	292	4	200	496	24	-	24
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	5	-	-	5	(16)	-	(16)
Available-for-sale reserve	-	-	(2)	(2)	-	-	-
Acquisitions	628	2	72	702	-	-	-
Issues	-	-	-	-	24	-	24
Disposals	(162)	(1)	(108)	(271)	(2)	-	(2)
Settlements	(12)	-	-	(12)	-	-	-
Transfers into or out of non-market observables	24	-	-	24	-	-	-
Others[1]	4	-	8	12	-	-	-
Balance as at end of year	779	5	170	954	30	-	30
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2014	5	1	-	6	(8)	-	(8)

1            Includes foreign currency translation impacts.

	Parent Entity 2013
Trading Securities and Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	400	12	129	541	73	-	73
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	42	(2)	-	40	(9)	-	(9)
Available-for-sale reserve	-	1	2	3	1	-	1
Acquisitions	38	1	104	143	8	-	8
Issues	20	-	-	20	-	-	-
Disposals	(199)	(1)	(63)	(263)	(23)	-	(23)
Settlements	(28)	(5)	-	(33)	(10)	-	(10)
Transfers into or out of non-market observables	11	(2)	9	18	(16)	-	(16)
Others[1]	8	-	19	27	-	-	-
Balance as at end of year	292	4	200	496	24	-	24
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2013	5	(2)	-	3	2	-	2

1            Includes foreign currency translation impacts.

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

2014 Westpac Group Annual Report	251

Note 28. Fair values of financial assets and liabilities (continued)

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

The following table summarises the deferral and recognition of day one profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Balance at the beginning of the year	6	6	6	5
Deferral on new transactions	5	5	5	5
Recognised in the income statements during the year	(5)	(4)	(5)	(3)
Subsequent to observability	-	(1)	-	(1)
Balance at the end of the period	6	6	6	6

252	2014 Westpac Group Annual Report

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

The following table summarises the estimated fair values and fair value hierarchy of the Group and the Parent Entity financial instruments not measured at fair value as at 30 September 2014:

	Consolidated
		2014
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market		2013
	Carrying	Prices	Observable)	Observable)		Carrying	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Total	Amount	Value
	$m	$m	$m	$m	$m	$m	$m
Financial assets not measured at fair value
Cash and balances with central banks	25,760	25,760	-	-	25,760	11,699	11,699
Receivables due from other financial institutions	7,424	3,830	2,177	1,417	7,424	11,210	11,210
Available for sale securities	16	-	-	16	16	12	12
Loans	571,013	-	-	571,273	571,273	525,288	525,947
Regulatory deposits with central banks overseas	1,528	-	1,528	-	1,528	1,571	1,571
Other financial assets	5,093	-	5,093	-	5,093	3,750	3,750
Total financial assets	610,834	29,590	8,798	572,706	611,094	553,530	554,189
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,636	3,876	14,760	-	18,636	8,836	8,836
Deposits and other borrowings	411,186	-	408,398	3,434	411,832	382,467	383,669
Debt issues	142,709	-	144,337	-	144,337	129,993	132,058
Loan capital	10,858	-	10,858	-	10,858	9,330	9,374
Other financial liabilities	6,852	-	6,852	-	6,852	7,780	7,780
Total financial liabilities	590,241	3,876	585,205	3,434	592,515	538,406	541,717

2014 Westpac Group Annual Report	253

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
		2014
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market		2013
	Carrying	Prices	Observable)	Observable)		Carrying	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Total	Amount	Value
	$m	$m	$m	$m	$m	$m	$m
Financial assets not measured at fair value
Cash and balances with central banks	23,400	23,400	-	-	23,400	9,509	9,509
Receivables due from other financial institutions	5,483	3,686	1,797	-	5,483	9,317	9,317
Available for sale securities	16	-	-	16	16	4	4
Loans	496,274	-	-	496,485	496,485	460,781	461,376
Regulatory deposits with central banks overseas	1,389	-	1,389	-	1,389	1,463	1,463
Due from subsidiaries	140,098	-	-	140,098	140,098	119,038	119,038
Other financial assets	4,527	-	4,527	-	4,527	3,224	3,224
Total financial assets	671,187	27,086	7,713	636,599	671,398	603,336	603,931
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,411	3,842	14,569	-	18,411	8,738	8,738
Deposits and other borrowings	365,522	-	364,946	1,183	366,129	339,555	340,692
Debt issues	121,531	-	123,024	-	123,024	110,404	112,266
Due to subsidiaries	135,066	-	-	135,066	135,066	120,553	120,553
Loan capital	10,858	-	10,858	-	10,858	9,330	9,374
Other financial liabilities	5,948	-	5,948	-	5,948	7,044	7,044
Total financial liabilities	657,336	3,842	519,345	136,249	659,436	595,624	598,667

For financial instruments not measured at fair value on a recurring basis in the balance sheet, fair value has been derived as follows:

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

254	2014 Westpac Group Annual Report

Notes to the financial statements

Note 29. Derivative financial instruments

Derivative contracts include forwards, futures, swaps and options, whose values derive from the value of an underlying asset, reference rate or index. Derivatives are flexible and cost-effective tools for assisting in the management of interest rate, exchange rate, commodity, credit and equity exposures.

The Group uses derivatives in two distinct capacities: as a trader, and as an end-user as part of its asset and liability management activities.

Trading

As a trader, the Group’s primary objective is to derive income as a market maker from the sale of derivatives to meet Westpac’s customers’ needs. The Group also undertakes risk management activities to manage risks arising from the balance sheet. The market making process provides liquidity in key markets in which the Group operates. The Group also trades on its own account to take advantage of market opportunities. These activities represent a limited part of the Group’s derivative activities.

The Group uses hedge accounting techniques where possible to eliminate the volatility which would otherwise arise due to accounting mismatches.

Hedging

Hedging the Group’s exposures to interest rate, credit and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out by Treasury within the risk management framework of limits, practices and procedures set and overseen by RISKCO.

The hedge accounting strategy adopted by Westpac is to utilise a combination of cash flow, fair value and net investment hedge approaches. Some hedging relationships do not meet the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement. Derivatives used in these relationships are accounted for in the same way as derivatives held for trading. This includes the management of risks associated with future New Zealand dollar earnings and the management of credit risk exposures in Westpac’s lending portfolio.

a.             Fair value hedges

The Group hedges a proportion of its interest rate risk and foreign exchange risk from debt issuances using single currency and cross-currency interest rate derivatives. The Group also hedges part of its interest rate risk from fixed rate assets denominated both in local and foreign currencies using interest rate derivatives designated as fair value hedges.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $287 million gain (2013: $249 million gain) while the change in the fair value of hedged items attributed to the hedge risk was a $323 million loss (2013: $244 million loss).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $304 million gain (2013: $205 million gain) while the change in the fair value of hedged items attributed to the hedge risk was $342 million loss (2013: $202 million loss).

All gains or losses associated with the ineffective portion of fair value hedge relationships are recognised as ‘interest income’ in the income statement. The amount recognised for this period was $36 million loss (2013: $6 million gain) for the Group and $38 million loss (2013: $4 million gain) for the Parent Entity.

b.             Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged through the use of interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate debt issuances is hedged through the use of cross-currency derivatives.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 Years to	3 Years to	4 Years to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2014
Cash inflows (assets)	1.5%	14.9%	30.5%	19.0%	24.2%	4.7%	2.9%	2.2%
Cash outflows (liabilities)	1.5%	16.9%	29.7%	18.9%	23.9%	4.6%	2.6%	1.9%
2013
Cash inflows (assets)	6.8%	6.5%	35.4%	29.8%	10.3%	5.8%	3.5%	1.8%
Cash outflows (liabilities)	6.5%	6.8%	36.1%	30.2%	9.9%	5.7%	3.4%	1.4%

2014 Westpac Group Annual Report	255

Note 29. Derivative financial instruments (continued)

For the Group, a loss on cashflow hedges of $22 million was recognised due to hedge ineffectiveness (2013: $25 million gain). For the Parent Entity, a loss on cashflow hedges of $23 million was recognised due to hedge ineffectiveness (2013: $25 million gain). Both were recognised immediately in interest income in the income statement.

c.              Dual fair value and cash flow hedges

Fixed rate foreign currency denominated debt is hedged using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.             Net investment hedges

For both the Group and Parent Entity, ineffectiveness arising from hedges of net investments in foreign operations and recognised in non-interest income in the income statement amounted to nil (2013: nil). The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward contracts.

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

	Consolidated
	30 September 2014			30 September 2013
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	94,187	-	-	137,682	-	-
Forwards	159,695	15	(14)	175,276	35	(49)
Swaps	1,845,234	14,722	(13,888)	1,290,282	13,313	(13,194)
Options	106,950	311	(339)	78,677	152	(109)
Foreign exchange:
Forwards	747,207	10,092	(8,873)	473,838	4,193	(4,889)
Swaps	339,902	11,592	(9,964)	285,218	6,038	(6,938)
Options	34,144	498	(486)	31,003	416	(440)
Commodities	3,426	133	(137)	3,466	117	(106)
Equities	313	6	(4)	378	9	(8)
Credit	32,684	205	(223)	50,741	266	(296)
Total held for trading derivatives	3,363,742	37,574	(33,928)	2,526,561	24,539	(26,029)
Fair value hedges
Interest rate:
Swaps[2]	46,933	402	(2,199)	40,704	606	(1,945)
Foreign exchange:
Swaps[2,3]	34,534	2,279	(1,789)	27,821	1,586	(2,418)
Total fair value hedging derivatives	81,467	2,681	(3,988)	68,525	2,192	(4,363)
Cash flow hedges
Interest rate:
Swaps[2]	106,618	996	(591)	107,075	1,464	(829)
Foreign exchange:
Swaps[2,3]	10,974	94	(980)	10,545	153	(1,692)
Total cash flow hedging derivatives	117,592	1,090	(1,571)	117,620	1,617	(2,521)
Net investment hedges	6,540	59	(52)	5,674	8	(77)
Total derivatives	3,569,341	41,404	(39,539)	2,718,380	28,356	(32,990)

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

256	2014 Westpac Group Annual Report

Notes to the financial statements

Note 29. Derivative financial instruments (continued)

	Parent Entity
	30 September 2014			30 September 2013
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	94,187	-	-	137,682	-	-
Forwards	159,695	15	(14)	175,276	35	(49)
Swaps	1,863,530	14,764	(13,953)	1,301,903	13,373	(13,227)
Options	106,925	311	(339)	78,677	152	(109)
Foreign exchange:
Forwards	744,871	10,073	(8,831)	474,535	4,191	(4,893)
Swaps	347,181	11,789	(10,405)	285,883	6,046	(7,052)
Options	34,144	498	(486)	31,003	416	(440)
Commodities	3,425	133	(137)	3,466	117	(106)
Equities	313	6	(4)	378	9	(8)
Credit	32,684	205	(223)	50,741	266	(296)
Total held for trading derivatives	3,386,955	37,794	(34,392)	2,539,544	24,605	(26,180)
Fair value hedges
Interest rate:
Swaps[2]	42,190	398	(2,109)	36,848	633	(1,838)
Foreign exchange:
Swaps[2,3]	25,562	2,015	(1,360)	24,868	1,578	(2,230)
Total fair value hedging derivatives	67,752	2,413	(3,469)	61,716	2,211	(4,068)
Cash flow hedges
Interest rate:
Swaps[2]	90,105	952	(532)	97,567	1,428	(801)
Foreign exchange:
Swaps[2,3]	7,126	94	(698)	8,246	153	(1,318)
Total cash flow hedging derivatives	97,231	1,046	(1,230)	105,813	1,581	(2,119)
Net investment hedges	5,975	54	(50)	4,977	8	(71)
Total derivatives	3,557,913	41,307	(39,141)	2,712,050	28,405	(32,438)

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

2014 Westpac Group Annual Report	257

Note 29. Derivative financial instruments (continued)

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives are presented in the following tables:

	Consolidated
	2014			2013
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	16,703	6	(212)	25,576	22	(256)
Credit protection sold	15,981	199	(11)	25,165	244	(40)
Total[2]	32,684	205	(223)	50,741	266	(296)

1      Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2      The table above does not include total return swaps included with credit derivatives in the previous table.

	Parent Entity
	2014			2013
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	16,703	6	(212)	25,576	22	(256)
Credit protection sold	15,981	199	(11)	25,165	244	(40)
Total[2]	32,684	205	(223)	50,741	266	(296)

1      Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2      The table above does not include total return swaps included with credit derivatives in the previous table.

258	2014 Westpac Group Annual Report

Notes to the financial statements

Note 30. Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are presented on a net basis on the balance sheet when they meet the offsetting criteria described in Note 1(e)(ii).

The following tables provide information on the impact of offsetting, as well as amounts subject to enforceable master netting agreements or similar arrangements that do not qualify for offsetting in the balance sheets. The tables exclude amounts not subject to offsetting or enforceable netting arrangements and therefore may not tie back to the balance sheet.

The amounts presented in this note do not represent the credit risk exposure of the Consolidated or Parent Entity. Refer to Note 27.2 for information on credit risk management.

Consolidated

	Effects of Offsetting on Balance Sheet			Amounts Subject to Enforceable Netting Arrangements But Not Offset
	Gross Amounts	Amounts Offset	Net Amounts Reported on the Balance Sheet	Other Recognised Financial Instruments	Cash Collateral	Financial Instrument Collateral	Net Amount
	$m	$m	$m	$m	$m	$m	$m
2014
Assets
Receivables due from other financial institutions[1]	28	-	28	-	-	(26)	2
Derivative financial instruments	41,404	-	41,404	(27,241)	(3,866)	(92)	10,205
Securities purchased under agreement to resell[2]	6,275	-	6,275	-	(22)	(6,253)	-
Loans[3]	11,898	(11,801)	97	-	-	-	97
Total assets	59,605	(11,801)	47,804	(27,241)	(3,888)	(6,371)	10,304
Liabilities
Derivative financial instruments	39,539	-	39,539	(27,241)	(3,861)	(1,638)	6,799
Securities sold under agreement to repurchase[4]	23,520	-	23,520	-	(33)	(23,487)	-
Deposits and other borrowings[3]	18,031	(11,801)	6,230	-	-	-	6,230
Total liabilities	81,090	(11,801)	69,289	(27,241)	(3,894)	(25,125)	13,029
2013
Assets
Receivables due from other financial institutions[1]	46	-	46	-	-	(44)	2
Derivative financial instruments	28,356	-	28,356	(20,453)	(1,136)	(36)	6,731
Securities purchased under agreement to resell[2]	6,882	-	6,882	-	(81)	(6,801)	-
Loans[3]	14,096	(13,920)	176	-	-	-	176
Total assets	49,380	(13,920)	35,460	(20,453)	(1,217)	(6,881)	6,909
Liabilities
Derivative financial instruments	32,990	-	32,990	(20,453)	(7,001)	(177)	5,359
Securities sold under agreement to repurchase[4]	7,966	-	7,966	-	(9)	(7,957)	-
Deposits and other borrowings[3]	19,090	(13,920)	5,170	-	-	-	5,170
Total liabilities	60,046	(13,920)	46,126	(20,453)	(7,010)	(8,134)	10,529

1                Consists of stock borrowing arrangements, reported as part of cash collateral in Receivables due from other financial institutions (Note 8).

2                Securities purchased under agreement to resell forms part of trading securities and other financial assets designated at fair value (Note 9).

3                Consists of debt and interest set-off accounts which meet the requirements for offsetting as described in Note 1(e)(ii). These accounts form part of overdrafts in Loans (Note 11) and deposits and other borrowings at amortised costs in Deposits and other borrowings (Note 18).

4                Securities sold under agreement to repurchase forms part of Payables due to other financial institutions, recognised at amortised cost (Note 17) and Other financial liabilities at fair value through income statement (Note 19).

2014 Westpac Group Annual Report	259

Note 30. Offsetting financial assets and financial liabilities (continued)

Parent Entity

	Effects of Offsetting on Balance Sheet			Amounts Subject to Enforceable Netting Arrangements But Not Offset
	Gross Amounts	Amounts Offset	Net Amounts Reported on the Balance Sheet	Other Recognised Financial Instruments	Cash Collateral	Financial Instrument Collateral	Net Amount
	$m	$m	$m	$m	$m	$m	$m
2014
Assets
Receivables due from other financial institutions[1]	28	-	28	-	-	(26)	2
Derivative financial instruments	41,307	-	41,307	(27,086)	(3,831)	(92)	10,298
Securities purchased under agreement to resell[2]	6,275	-	6,275	-	(22)	(6,253)	-
Loans[3]	11,898	(11,801)	97	-	-	-	97
Total assets	59,508	(11,801)	47,707	(27,086)	(3,853)	(6,371)	10,397
Liabilities
Derivative financial instruments	39,141	-	39,141	(27,086)	(3,717)	(1,638)	6,700
Securities sold under agreement to repurchase[4]	23,439	-	23,439	-	(33)	(23,406)	-
Deposits and other borrowings[3]	18,031	(11,801)	6,230	-	-	-	6,230
Total liabilities	80,611	(11,801)	68,810	(27,086)	(3,750)	(25,044)	12,930
2013
Assets
Receivables due from other financial institutions[1]	46	-	46	-	-	(44)	2
Derivative financial instruments	28,405	-	28,405	(20,448)	(1,136)	(36)	6,785
Securities purchased under agreement to resell[2]	6,882	-	6,882	-	(81)	(6,801)	-
Loans[3]	14,096	(13,920)	176	-	-	-	176
Total assets	49,429	(13,920)	35,509	(20,448)	(1,217)	(6,881)	6,963
Liabilities
Derivative financial instruments	32,438	-	32,438	(20,448)	(6,850)	(177)	4,963
Securities sold under agreement to repurchase[4]	7,966	-	7,966	-	(9)	(7,957)	-
Deposits and other borrowings[3]	19,090	(13,920)	5,170	-	-	-	5,170
Total liabilities	59,494	(13,920)	45,574	(20,448)	(6,859)	(8,134)	10,133

1            Consists of stock borrowing arrangements, reported as part of cash collateral in Receivables due from other financial institutions (Note 8).

2            Securities purchased under agreement to resell forms part of trading securities and other financial assets designated at fair value (Note 9).

3            Consists of debt and interest set-off accounts which meet the requirements for offsetting as described in Note 1(e)(ii). These accounts form part of overdrafts in Loans (Note 11) and deposits and other borrowings at amortised costs in Deposits and other borrowings (Note 18).

4            Securities sold under agreement to repurchase forms part of Payables due to other financial institutions, recognised at amortised cost (Note 17) and Other financial liabilities at fair value through income statement (Note 19).

Effects of offsetting on balance sheet

Amounts are offset in accordance with the criteria described in Note 1(e)(ii) and are limited to the gross carrying values of the financial instrument.

260	2014 Westpac Group Annual Report

Notes to the financial statements

Note 30. Offsetting financial assets and financial liabilities (continued)

Amounts subject to enforceable netting arrangements but not offset

Other recognised financial instruments discloses financial assets and liabilities recognised on balance sheet that are not offset but are subject to enforceable master netting agreements whereby the rights of set-off and close-out netting can be applied in the event of default, or if other predetermined events occur.

Cash collateral and financial instrument collateral discloses amounts received or pledged in relation to the gross amount of assets and liabilities. Financial instrument collateral is reflected at its fair value. These forms of collateral are also subject to enforceable netting arrangements but are not offset due to the collateral being realised only in the event of default or if other predetermined events occur.

For the purposes of disclosure, the amounts subject to enforceable netting arrangements but not offset has been limited to the net amounts of financial assets/(liabilities) presented on the balance sheet so to not include over-collateralisation. As a result, the amounts for cash collateral and financial instruments collateral may not equal the tables disclosed in the ‘Assets pledged’ and ‘Collateral received’ sections under Note 37.

The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section under Note 27.

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

Under APRA’s implementation of Basel III, Australian banks are required to maintain a minimum Common Equity Tier 1 Capital ratio of at least 4.5%, Tier 1 Capital ratio of 6.0% and Total Regulatory Capital ratio of 8.0%. Subject to certain limitations, Common Equity Tier 1 capital consists of paid-up share capital, retained profits and certain reserves, less the deduction of certain intangible assets, capitalised expenses and software, and investments and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. Tier 1 Capital is the sum of Common Equity Tier 1 Capital and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consists of securities not included in Common Equity Tier 1 Capital but which include loss absorbing characteristics. Total Regulatory Capital is the sum of Tier 1 and Tier 2 Capital. Tier 2 Capital includes other components of capital that, to varying degrees, fall short of the quality of Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

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

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

¡        the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

¡        consideration of both economic and regulatory capital requirements;

¡        a process that challenges the capital measures, coverage and requirements which incorporates amongst other things, the impact of adverse economic scenarios; and

¡        consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

2014 Westpac Group Annual Report	261

Note 32. Securitisation and covered bonds

Westpac derives rewards and has exposure to risks from various forms of securitisation structures:

¡        own asset securitisation; and

¡        customer funding conduits.

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

Where the Parent Entity and the Group have continuing involvement with the securitisation vehicle, through ongoing exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities and trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes. These securitisation vehicles are consolidated as Westpac is exposed or has the right to variable returns and has the ability to effect its returns through its power over these securitisation vehicles.

Customer funding conduits

The Group arranges funding for certain customer transactions through a securitisation conduit (Waratah Receivables Corporation Limited and other related structured entities) that provides customers with access to funding from commercial paper markets. Given that Westpac provides liquidity, credit enhancements, foreign exchange facilities and management and operational services, it is deemed to have exposure to the associated risks and rewards. The conduits are consolidated as the Group is exposed or has the right to variable returns and has the ability to effect its returns through its power over the conduits.

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

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $1,416 million at 30 September 2014 (30 September 2013: $1,784 million). Similarly undrawn funding and liquidity facilities of $371 million were provided by Westpac (30 September 2013: $532 million) for the securitisation of its own assets.

262	2014 Westpac Group Annual Report

Notes to the financial statements

Note 32. Securitisation and covered bonds (continued)

The table below presents assets securitised by the Group:

	Consolidated
	2014			2013
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	9,572	1,417	10,989	9,483	1,710	11,193
Auto and equipment finance	1,348	-	1,348	925	-	925
Other assets securitised	-	-	-	-	75	75
Other[1]	665	-	665	412	-	412
Total	11,585	1,417	13,002	10,820	1,785	12,605

1      This reflects cash held by the own asset securitisation vehicles.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2014			2013
		Customer			Customer
	Own Assets[1]	Conduits	Total	Own Assets[1]	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	83,090	-	83,090	71,658	-	71,658
Other[2]	7,326	-	7,326	5,532	-	5,532
Total	90,416	-	90,416	77,190	-	77,190

1      Own assets securitised by the Parent Entity include internal mortgage backed securitisation of $79,500 million (2013: $66,535 million) which are available for external issuance and $73,950 million (2013: $61,845 million) qualifies for repurchase with the RBA.

2      This reflects cash held by the own asset securitisation vehicles.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2014			2013
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	11,276	1,418	12,694	10,372	1,772	12,144

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2014			2013
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidiaries	89,135	-	89,135	76,741	-	76,741

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

2014 Westpac Group Annual Report	263

Note 32. Securitisation and covered bonds (continued)

The table below presents the fair value of own assets securitised and underlying liabilities as a result of the securitisation of assets for the Consolidated Group and Parent Entity:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Residential mortgage	9,580	9,495	83,143	71,753
Auto and equipment finance	1,374	943	-	-
Other	665	412	7,326	5,532
Fair value of assets securitised	11,619	10,850	90,469	77,285
Notes issued	11,295	10,353	90,232	76,159
Fair value of underlying liabilities	11,295	10,353	90,232	76,159
Net fair value	324	497	237	1,126

Covered bonds

The Group has two covered bond programs: one utilises Australian residential mortgages (Australian Program) and one utilises New Zealand residential mortgages (New Zealand Program). Pursuant to these programs, selected pools of residential mortgages are assigned to bankruptcy remote structured entities. These provide unconditional and irrevocable guarantees of the related covered bonds that are issued by members of the Group. As such, the covered bondholders have recourse to the issuer of the covered bond and, in the event that the issuer fails to make a payment when due, to the covered bond structured entities.

The Group has continuing involvement with the covered bond structured entities as it is exposed to the risks and rewards associated with the pools of residential mortgages (including by way of the derivatives it has entered into with the structured entities). Accordingly, for accounting purposes, the structured entities are consolidated entities of the Group.

As at 30 September 2014, the carrying value of covered bonds on issue was $26,168 million (2013: $18,140 million) for the Group and $23,167 million (2013: $16,229 million) for the Parent Entity. The carrying value of assets pledged for the covered bond programs was $39,314 million (2013: $34,244 million) for the Group and $35,276 million (2013: $30,232 million) for the Parent Entity. The difference between the carrying value of covered bonds on issue and the carrying value of assets pledged for the covered bond programs includes the amount of over-collateralisation required to maintain the ratings of the covered bonds on issue and additional assets primarily to allow for future issuance of covered bonds without delay. The additional assets that allow for future issuance can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

264	2014 Westpac Group Annual Report

Notes to the financial statements

Note 33. Group segment information

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.

In assessing financial performance, including divisional results, Westpac uses a measure of performance referred to as ‘cash earnings’.

Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments include both cash and non-cash items. Cash earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine cash earnings:

¡        material items that key decision makers at Westpac believe do not reflect ongoing operations;

¡        items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

¡        accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries1.

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

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

¡        Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of:

–  Westpac Retail & Business Banking (Westpac RBB), which is responsible for sales and service for consumer, small-to-medium enterprise (SME), commercial and agribusiness customers (with turnover of up to $100 million) in Australia under the Westpac brand;

–  St.George Banking Group (St.George), which is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS2 brands;

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

AFS also includes the product, marketing and risk management responsibilities for Australian retail banking and wealth.

¡        Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, US and UK;

¡        Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Other divisions in the Group include:

¡        Westpac Pacific, which provides banking services for retail and business customers in seven Pacific Island Nations;

¡        Group Services, which encompasses technology, banking operations, compliance, legal and property services;

¡        Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities;

¡        Core Support, which comprises those functions performed centrally including finance, risk and human resources; and

¡       Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions.

1       Policyholder tax recoveries — income and tax amounts that are grossed up to comply with the Australian Accounting Standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis.

2       RAMS is a financial services group specialising in mortgages and online deposits.

3       BTIM is 61% owned by the Westpac Group and consolidated in BTFG’s Funds Management business.

2014 Westpac Group Annual Report	265

Note 33. Group segment information (continued)

Comparative changes

Prior period comparatives were restated to reflect the following:

¡        Updated revenue sharing arrangements

–  during the year the Group transferred responsibility for financial markets sales operations undertaken in St.George to WIB. All financial markets operations in Australia are now managed in WIB. In conjunction with this change, the Group simplified the allocation of revenue and expenses from institutional partnership products across the Group; and

–  during the year BTFG simplified revenue and expense allocation with St.George and Westpac RBB. Revenue and expense allocations for wealth partnership products sold to AFS customers are included in BTFG financial results.

¡        Inter-company loan margin charge

An update to funds transfer pricing within Westpac New Zealand Limited (WNZL) has seen a change in income recognised between Westpac New Zealand and other divisions.

¡        Changes to accounting policies

The transitional impacts arising from changes to accounting policies as a result of the adoption of new and amended Australian Accounting Standards. A summary of quantitative impacts arising from these changes are set out in Note 1 ‘Summary of quantitative impacts’.

The tables below present the segment results on a cash earnings basis:

	Consolidated 2014
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,958	3,537	410	9,905	1,643	1,455	493	13,496
Non-interest income	1,403	518	2,244	4,165	1,518	438	203	6,324
Net operating income before operating expenses and impairment charges	7,361	4,055	2,654	14,070	3,161	1,893	696	19,820
Operating expenses	(3,233)	(1,560)	(1,322)	(6,115)	(1,207)	(776)	(148)	(8,246)
Impairment charges	(437)	(236)	2	(671)	136	(24)	(91)	(650)
Profit before income tax	3,691	2,259	1,334	7,284	2,090	1,093	457	10,924
Income tax expense	(1,109)	(679)	(400)	(2,188)	(622)	(300)	(120)	(3,230)
Profit attributable to non-controlling interests	-	-	(39)	(39)	-	(3)	(24)	(66)
Cash earnings for the year	2,582	1,580	895	5,057	1,468	790	313	7,628
Net cash earnings adjustments	-	(125)	(22)	(147)	-	-	80	(67)
Net profit attributable to owners of Westpac Banking Corporation	2,582	1,455	873	4,910	1,468	790	393	7,561

Additional information
Depreciation, amortisation and impairments	(76)	(50)	(45)	(171)	(84)	(80)	(468)	(803)

Balance sheet
Total assets	276,496	175,424	31,803	483,723	118,922	65,874	102,323	770,842
Total liabilities	177,006	94,818	34,288	306,112	129,453	57,568	228,372	721,505
Acquisition of property, plant and equipment, goodwill and other intangible assets	68	325	72	465	196	80	799	1,540

266	2014 Westpac Group Annual Report

Notes to the financial statements

Note 33. Group segment information (continued)

	Consolidated 2013
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,655	3,216	406	9,277	1,630	1,281	724	12,912
Non-interest income	1,320	469	1,917	3,706	1,633	389	193	5,921
Net operating income before operating expenses and impairment charges	6,975	3,685	2,323	12,983	3,263	1,670	917	18,833
Operating expenses	(3,124)	(1,402)	(1,206)	(5,732)	(1,115)	(697)	(215)	(7,759)
Impairment charges	(486)	(293)	(1)	(780)	89	(97)	(59)	(847)
Profit before income tax	3,365	1,990	1,116	6,471	2,237	876	643	10,227
Income tax expense	(1,010)	(598)	(325)	(1,933)	(662)	(241)	(252)	(3,088)
Profit attributable to non-controlling interests	-	-	(18)	(18)	-	(3)	(55)	(76)
Cash earnings for the year	2,355	1,392	773	4,520	1,575	632	336	7,063
Net cash earnings adjustments	-	(128)	(22)	(150)	-	-	(162)	(312)
Net profit attributable to owners of Westpac Banking Corporation	2,355	1,264	751	4,370	1,575	632	174	6,751
Additional information
Depreciation, amortisation and impairments	(68)	(45)	(44)	(157)	(48)	(50)	(428)	(683)
Balance sheet
Total assets	261,880	159,770	32,210	453,860	97,247	61,469	88,521	701,097
Total liabilities	167,005	90,141	33,932	291,078	115,347	53,882	193,253	653,560
Acquisition of property, plant and equipment, goodwill and other intangible assets	66	28	82	176	104	117	645	1,042

	Consolidated 2012
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,309	2,966	424	8,699	1,701	1,201	962	12,563
Non-interest income	1,214	492	1,693	3,399	1,454	367	293	5,513
Net operating income before operating expenses and impairment charges	6,523	3,458	2,117	12,098	3,155	1,568	1,255	18,076
Operating expenses	(3,052)	(1,328)	(1,131)	(5,511)	(1,030)	(653)	(233)	(7,427)
Impairment charges	(429)	(433)	(1)	(863)	(127)	(148)	(74)	(1,212)
Profit before income tax	3,042	1,697	985	5,724	1,998	767	948	9,437
Income tax expense	(884)	(508)	(292)	(1,684)	(580)	(211)	(329)	(2,804)
Profit attributable to non-controlling interests	-	-	(8)	(8)	-	(3)	(58)	(69)
Cash earnings for the year	2,158	1,189	685	4,032	1,418	553	561	6,564
Net cash earnings adjustments	-	(129)	(22)	(151)	-	-	(477)	(628)
Net profit attributable to owners of Westpac Banking Corporation	2,158	1,060	663	3,881	1,418	553	84	5,936
Additional information
Depreciation, amortisation and impairments	(70)	(44)	(41)	(155)	(37)	(51)	(382)	(625)
Balance sheet
Total assets	255,268	154,642	30,538	440,448	97,823	48,648	91,693	678,612
Total liabilities	159,120	82,421	32,221	273,762	110,389	33,970	214,226	632,347
Acquisition of property, plant and equipment, goodwill and other intangible assets	122	105	366	593	56	84	456	1,189

2014 Westpac Group Annual Report	267

Note 33. Group segment information (continued)

Reconciliation of cash earnings to net profit

Consolidated 2014

	Cash Earnings for the Year	Policyholder Tax Recoveries	Treasury Shares[2]	Ineffective Hedges[3]	Fair Value Gain/(Loss) on Economic Hedges[4]	Buyback of Government Guaranteed Debt[5]
	$m	$m	$m	$m	$m	$m
Net interest income	13,496	-	-	(67)	77	60
Non-interest income	6,324	4	(6)	-	73	-
Net operating income before operating expenses and impairment charges	19,820	4	(6)	(67)	150	60
Operating expenses	(8,246)	-	-	-	-	-
Impairment charges	(650)	-	-	-	-	-
Profit before income tax	10,924	4	(6)	(67)	150	60
Income tax expense	(3,230)	(4)	(1)	21	(45)	(18)
Profit attributable to non-controlling interests	(66)	-	-	-	-	-
Cash earnings for the year	7,628	-	(7)	(46)	105	42

Consolidated 2013

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]
	$m	$m	$m	$m	$m
Net interest income	12,912	-	-	-	29
Non-interest income	5,921	35	(67)	(49)	(1)
Net operating income before operating expenses and impairment charges	18,833	35	(67)	(49)	28
Operating expenses	(7,759)	-	-	-	-
Impairment charges	(847)	-	-	-	-
Profit before income tax	10,227	35	(67)	(49)	28
Income tax expense	(3,088)	(35)	58	7	(8)
Profit attributable to non-controlling interests	(76)	-	-	-	-
Cash earnings for the year	7,063	-	(9)	(42)	20

Consolidated 2012

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Fair Value Gain/(Loss) on Economic Hedges[4]
	$m	$m	$m	$m	$m	$m
Net interest income	12,563	-	-	-	8	(10)
Non-interest income	5,513	12	(17)	(30)	3	-
Net operating income before operating expenses and impairment charges	18,076	12	(17)	(30)	11	(10)
Operating expenses	(7,427)	-	-	-	-	-
Impairment charges	(1,212)	-	-	-	-	-
Profit before income tax	9,437	12	(17)	(30)	11	(10)
Income tax expense	(2,804)	(12)	(10)	3	(4)	3
Profit attributable to non-controlling interests	(69)	-	-	-	-	-
Cash earnings for the year	6,564	-	(27)	(27)	7	(7)

268	2014 Westpac Group Annual Report

Notes to the financial statements

Note 33. Group segment information (continued)

Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Acquisition Transaction and Integration Expenses[8]	Bell Litigation Provision[9]	Westpac Bicentennial Foundation Grant[10]	Prior Period Tax Provisions[11]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
(24)	-	-	-	-	-	46	13,542
-	-	-	-	-	-	71	6,395

(24)	-	-	-	-	-	117	19,937
-	(212)	(64)	75	(100)	-	(301)	(8,547)
-	-	-	-	-	-	-	(650)
(24)	(212)	(64)	75	(100)	-	(184)	10,740
7	63	13	(21)	30	70	115	(3,115)

-	2	-	-	-	-	2	(64)
(17)	(147)	(51)	54	(70)	70	(67)	7,561

Fair Value Gain/(Loss) on Economic Hedges[4]	Buyback of Government Guaranteed Debt[5]	Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m
37	(62)	(95)	-	(91)	12,821
(65)	-	-	-	(147)	5,774

(28)	(62)	(95)	-	(238)	18,595
-	-	-	(217)	(217)	(7,976)
-	-	-	-	-	(847)
(28)	(62)	(95)	(217)	(455)	9,772
7	19	28	65	141	(2,947)

-	-	-	2	2	(74)
(21)	(43)	(67)	(150)	(312)	6,751

Buyback of Government Guaranteed Debt[5]	Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Bell Litigation Provision[9]	Supplier Program[12]	TOFA Tax Consolidation Adjustment[13]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
7	(66)	-	-	-	-	(61)	12,502
-	-	-	-	-	-	(32)	5,481

7	(66)	-	-	-	-	(93)	17,983
-	-	(220)	(111)	(199)	-	(530)	(7,957)
-	-	-	-	-	-	-	(1,212)
7	(66)	(220)	(111)	(199)	-	(623)	8,814
(2)	20	66	33	60	(165)	(8)	(2,812)

-	-	3	-	-	-	3	(66)
5	(46)	(151)	(78)	(139)	(165)	(628)	5,936

2014 Westpac Group Annual Report	269

Note 33. Group segment information (continued)

	Year Ended	Year Ended	Year Ended
	30 September 2014	30 September 2013	30 September 2012
	$m	$m	$m
Cash earnings for the year	7,628	7,063	6,564
Cash earnings adjustments:
TPS revaluations[1]	-	(9)	(27)
Treasury shares[2]	(7)	(42)	(27)
Ineffective hedges[3]	(46)	20	7
Fair value gain/(loss) on economic hedges[4]	105	(21)	(7)
Buyback of government guaranteed debt[5]	42	(43)	5
Fair value amortisation of financial instruments[6]	(17)	(67)	(46)
Amortisation of intangible assets[7]	(147)	(150)	(151)
Acquisition transaction and integration expenses[8]	(51)	-	-
Bell litigation provision[9]	54	-	(78)
Westpac Bicentennial Foundation grant[10]	(70)	-	-
Prior period tax provisions[11]	70	-	-
Supplier program[12]	-	-	(139)
TOFA tax consolidation adjustment[13]	-	-	(165)
Total cash earnings adjustments	(67)	(312)	(628)
Net profit attributable to owners of Westpac Banking Corporation	7,561	6,751	5,936

1        This adjustment related to TPS 2003 securities which were redeemed on 30 September 2013. Historically this adjusted for movements in economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment was required as these hybrid instruments were not fair valued, however, the hedges were fair valued and therefore there was a mismatch in the timing of income recognition in the statutory results. The mismatch was added back to statutory results in deriving cash earnings as it did not affect the Group’s profits over time.

2        Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

3        The (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4        Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

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

5        The Group has bought back certain Government guaranteed debt issues which reduces Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result, the cost incurred is recognised at the time of the buyback. In cash earnings, the cost incurred is being amortised over the original term of the debt that was bought back consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between statutory results and cash earnings.

6        The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a cash earnings adjustment.

7        The merger with St.George and the acquisitions of J O Hambro Capital Management (JOHCM) and Lloyds resulted in the recognition of identifiable intangible assets. These assets include intangibles related to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. The amortisation of intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

8        Costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not impact the earnings expected from the acquired businesses following the integration period.

9        During the year ended 30 September 2012, the Group recognised additional provisions in respect of the long running Bell litigation. This was treated as a cash earnings adjustment at the time due to its size, historical nature and because it did not reflect ongoing operations. In the current year, the Bell litigation has been settled and the release of provisions no longer required has also been treated as a cash earnings adjustment. There are no matters outstanding with the Bell case.

10      The Group provided a grant to establish the Westpac Bicentennial Foundation. The $100 million grant ($70 million after tax) has been treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations.

270	2014 Westpac Group Annual Report

Notes to the financial statements

Note 33. Group segment information (continued)

11      During the year ended 30 September 2011, the Group raised provisions in respect of certain tax positions for transactions previously undertaken by the Group. A number of these matters have now been resolved, resulting in a release of the provisions which are no longer required. As the provisions raised were treated as a cash earnings adjustment, the release has been treated in a consistent manner.

12      During the year ended 30 September 2012, the Group incurred and provisioned for expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses were not considered in determining dividends they were treated as cash earnings adjustments.

13      During the year ended 30 September 2012, taxation legislation was introduced that included retrospective amendments to the income tax law as it applies to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups. The amendments had an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George, this adjustment was treated as a cash earnings adjustment due to its size and because it did not reflect ongoing operations.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 2 and 3. No single customer amounts to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2014		2013		2012
	$m	%	$m	%	$m	%
Revenue
Australia	32,880	85.1	34,159	88.1	38,195	90.2
New Zealand	4,738	12.3	3,885	10.0	3,676	8.7
Other[1]	1,025	2.6	739	1.9	483	1.1
Total	38,643	100.0	38,783	100.0	42,354	100.0
Non-current assets[2]
Australia	12,828	91.2	12,324	91.2	12,250	92.3
New Zealand	797	5.7	786	5.8	650	4.9
Other[1]	433	3.1	405	3.0	371	2.8
Total	14,058	100.0	13,515	100.0	13,271	100.0

1      Other includes Pacific Islands, Asia, the Americas and Europe.

2      Non-current assets includes property, plant and equipment, goodwill and other intangible assets.

2014 Westpac Group Annual Report	271

Note 34. Auditor’s remuneration

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000
PwC – Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	16,459	16,139	15,910	15,395
Other audit-related work	917	669	877	669
Total audit and other assurance services	17,376	16,808	16,787	16,064
Taxation	600	141	600	141
Other services	2,407	1,353	2,226	1,353
Total remuneration paid to PwC – Australian firm	20,383	18,302	19,613	17,558

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	3,446	2,709	444	355
Other audit-related work	310	159	126	-
Total audit and other assurance services	3,756	2,868	570	355
Taxation	11	20	-	-
Other services	81	-	37	-
Total remuneration paid to related practices of PwC	3,848	2,888	607	355
Total remuneration paid to PwC	24,231	21,190	20,220	17,913

For compliance with SEC disclosure requirements, remuneration to the external auditor, including goods and services tax, for the years ended 30 September 2014 and 2013 is summarised from the table above as follows:

	2014	2013
	$’000	$’000
Audit fees	19,905	18,848
Non-audit fees:
Audit-related fees	1,227	828
Tax fees	611	161
All other fees	2,488	1,353
Total non-audit fees	4,326	2,342
Total fees paid to PwC	24,231	21,190

It is Westpac’s policy to engage the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

In the tables above, audit services include the year end audit and review of the half year statutory reports and comfort letters associated with debt issues and capital raisings for the Parent Entity, its controlled entities and the consolidated Group.

Audit-related services include consultations regarding accounting standards and reporting requirements and regulatory compliance reviews.

Taxation services include tax compliance and tax advisory services.

Other services include assurance on the development of an upgraded wealth platform and mortgage product system, due diligence on the acquisition of select Australian businesses of Lloyds Banking Group, a review of the Enterprise Project Investments and Delivery model and a review of the Wealth Business.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $7.9 million in total (2013: $7.7 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

272	2014 Westpac Group Annual Report

Notes to the financial statements

Note 35. Expenditure commitments

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Lease commitments (all leases are classified as operating leases)
Premises and sites	3,480	3,883	3,112	3,513
Furniture and equipment	26	22	20	16
Total lease commitments	3,506	3,905	3,132	3,529
Due within one year	528	509	452	444
Due after one year but not later than five years	1,534	1,712	1,323	1,512
Due after five years	1,444	1,684	1,357	1,573
Total lease commitments	3,506	3,905	3,132	3,529
Other expenditure commitments[1]
Payable within one year	687	713	614	622
Payable later than one year but not later than five years	1,109	1,462	836	1,291
Payable after five years	-	29	-	29
Total other expenditure commitments	1,796	2,204	1,450	1,942

1      Amounts presented for other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2014, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $14 million (2013: $17 million) and $14 million (2013: $17 million) respectively.

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

Significant long term agreements

On 15 August 2014, Westpac extended its agreement with IBM New Zealand Limited for a further two years, commencing 1 March 2015 to 28 February 2019. IBM is responsible for Westpac’s IT infrastructure services in New Zealand including mainframes and midrange systems, storage, security, data centre network services and workplace printing.

On 15 June 2014, Westpac renewed its agreement with Computer Associates (Pacific) Pty Limited for 4.5 years. The renewed agreement relates to mainframe software and it also incorporates a new enterprise licence for testing tools.

On 31 March 2014, Westpac entered into a five year contract with Telstra Corporation Limited for the provision of telecommunication services in Australia and the Pacific Islands.

On 31 March 2014, Westpac entered into a five year contract with Optus Network Pty Ltd for the provision of telecommunication services in Australia and Westpac offices internationally.

On 25 February 2014, the agreement between Westpac and IBM Australia Limited for the provision of business process outsourcing services was novated to Concentrix Services Pty Ltd following the sale of IBM’s customer care business (including business process outsourcing) to the Synnex Group.

On 1 January 2014, Westpac entered into a two year master service agreement with Unisys Mortgage Processing (No.1) Pty Ltd (UMP). Pursuant to this agreement UMP provides a range of credit and deposit services and sub-contract services, including administrative services and technology, to RAMS.

On 1 July 2013, Westpac renewed its agreement with Microsoft Australia Pty Limited for a further three years, to June 2016. The renewed agreement relates to the provision of software licences, software support and consulting services to all brands and divisions of Westpac in Australia and internationally, including the Pacific Islands, New Zealand, Asia and Europe.

On 30 June 2013, Westpac and IBM Australia Limited executed an Enterprise Licensing Agreement for five years. This agreement renews current IBM software licences held by Westpac and provides the flexibility for Westpac to substitute existing licences for alternative products of the same value.

2014 Westpac Group Annual Report	273

Note 35. Expenditure commitments (continued)

On 30 July 2012, Westpac entered into a five year agreement with Linfox Armaguard Pty Limited for the provision of cash-in-transit services.

On 30 June 2012, Westpac entered into a 4.5 year agreement with Toll Transport Pty Ltd for the provision of freight and courier services.

On 25 June 2012, Westpac commenced a five year agreement with InfoSys Technologies Limited to provide maintenance and development support within the testing and corporate systems areas of technology. On 12 November 2012, Westpac commenced an additional five year agreement to provide maintenance and development support within the group customer master and customer assisted services areas of technology.

On 25 June 2012, Westpac commenced a five year agreement with Tata Consultancy Services to provide maintenance and development support within the information systems area of technology. On 12 November 2012, Westpac commenced an additional five year agreement to provide maintenance and development support within the customer self service area of technology.

On 18 May 2011, Westpac entered an agreement with HP Enterprise Services BPA Limited (HP) to amend and extend its loan processing service agreement for a further four years, with the option of extending for a further year. On 20 December 2012, the agreement was novated from HP Enterprise Services BPA Limited to HP Australia Pty Limited.

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

On 28 June 2010, Westpac extended its agreement with FD Australia Limited for cards processing until 2019. This involves managing the application within the Westpac/IBM environment. Westpac retains control of its cards sales, credit, collections and customer service functions.

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

Commitments in relation to long-term contracts are included in other expenditure commitments above.

Note 36. Superannuation commitments

Westpac had the following defined benefit plans at 30 September 2014:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2012
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2014
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2012
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	Not applicable

All of the defined benefit sections of the schemes are closed to new members.

WGP is the Group’s principal defined benefit plan. The WGP is an employer sub-plan within BT Super for Life, which is itself a plan within retirement Wrap. The Trustee of WGP is BT Funds Management Limited.

Members of the WGP are either Accumulation Members or Defined Benefit Members depending on the nature of their entitlements. Defined Benefit Members include pensioners. The defined benefit liabilities are primarily influenced by member contribution rates, salary growth and length of membership in case of active members, and price inflation in the case of pensioners.

The WGP is managed and administered in accordance with the terms of its trust deed and relevant legislation in Australia.

274	2014 Westpac Group Annual Report

Notes to the financial statements

Note 36. Superannuation commitments (continued)

The growth of supporting assets depends on a range of factors including the level of contribution and level of investment return. In respect of defined benefit liabilities, the Group bears the investment risk. An investment strategy which is framed to take a long-term view will often adopt relatively high levels of equity investment in order to:

▪         secure attractive long term investment returns; and

▪         provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

There are a number of risks that the WGP exposes the Group to. The more significant risks are:

▪         investment risk – the risk that investment returns will be lower than assumed and the Group will need to increase contributions to offset the shortfall;

▪         mortality risk – the risk that members of the plan will live longer than assumed, increasing the number of pension payments and thereby requiring additional contributions by the Group; and

▪         legislative risk – the risk that legislative changes could be made which increase the cost of providing defined benefits.

Contributions (per AAS 25)

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

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2014¹	2013²	2014¹	2013²
	$m	$m	$m	$m
Market value of assets	1,760	1,747	1,692	1,679
Present value of accrued benefits	1,722	1,710	1,654	1,638
Surplus/(deficit)	38	37	38	41

1            Calculated as at 30 June 2012 (WGP), 5 April 2012 (UKSS) and 30 June 2014 (WNZS).

2            Calculated as at 30 June 2012 (WGP), 5 April 2012 (UKSS) and 30 June 2013 (WNZS).

The following economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations due to different valuation dates, discount rates and assumptions linked to expected returns on assets.

	WGP	WNZS	UKSS
Discount rate	7.3%	5.5%	5.2%
Expected return on plan assets	7.3%	5.5%	5.2%
Expected increase in average salary of plan members	4.0%	3.0%	4.8%

Defined benefit superannuation expense (per AASB 119)

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Current service cost	46	53	63	46	52
Net interest cost on net benefit liability	11	17	24	10	18
Total defined benefit expense	57	70	87	56	70

2014 Westpac Group Annual Report	275

Note 36. Superannuation commitments (continued)

Change in benefit obligation (per AASB 119)

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Benefit obligation at beginning of the period	2,216	2,293	2,134	2,205
Service cost	46	53	46	52
Interest cost	97	86	94	84
Member contributions	14	15	14	14
Actuarial losses/(gains) from changes in demographic assumptions	-	(1)	-	1
Actuarial losses/(gains) from changes in financial assumptions	148	(129)	145	(118)
Actuarial losses/(gains) from changes in experience	27	27	28	29
Benefits paid	(158)	(164)	(149)	(156)
Exchange and other items	18	36	20	23
Benefit obligation at end of the period	2,408	2,216	2,332	2,134

Change in plan assets (per AASB 119)

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Fair value of plan assets at beginning of the period	1,971	1,736	1,901	1,677
Interest income	86	69	84	66
Return on plan assets excluding interest income	115	235	112	230
Employer contributions	49	53	48	49
Member contributions	14	15	14	14
Benefits paid	(158)	(164)	(149)	(156)
Exchange and other items	16	27	16	21
Fair value of plan assets at end of the period	2,093	1,971	2,026	1,901
Net surplus/(obligation)	(315)	(245)	(306)	(233)

The asset ceiling has no impact on the net defined benefit surplus/(obligation).

Assumptions used in the AASB 119 accounting calculations

	Consolidated and Parent Entity
	2014		2013
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Funds	Funds
Discount rate	4.0%	4.2–4.6%	4.6%	3.4–4.4%
Expected increase in average salary of plan members	3.4%	3.0–5.1%	3.5%	3.0–5.1%
Rate of increase for pensions	2.4%	2.3–3.6%	2.5%	2.5–3.4%

The sensitivity of the Group’s defined benefit obligation to the significant financial assumptions as at 30 September 2014 is shown in the table below. In the table, a negative percentage change represents a reduction in the defined benefit obligation.

	Change in assumption
	0.5%		(0.5%)
	Change in obligation
Discount rate	(6.3%	)	7.1%
Expected increase in average salary of plan members	1.4%		(1.3%	)
Rate of increase for pensions	5.6%		(5.1%	)

276	2014 Westpac Group Annual Report

Notes to the financial statements

Note 36. Superannuation commitments (continued)

In addition to the financial assumptions presented above, the mortality assumptions for our principal fund the WGP for 2014 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 30.7 and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 33.8. These assumptions are age related and allowances are made for future mortality improvements.

Asset allocation

Asset allocation at 30 September was:

	Consolidated and Parent Entity
	2014		2013
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Funds	Funds
Cash	2%	4%	5%	-
Equity instruments	51%	47%	50%	52%
Debt instruments	21%	39%	20%	44%
Property	8%	8%	7%	4%
Other assets[1]	18%	2%	18%	-
	100%	100%	100%	100%

1         Other assets comprise alternative asset classes including investments in infrastructure funds and private equity funds.

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities of Westpac	11	9	-	-
Value of plan assets invested in related parties of Westpac	1	7	1	7
Total	12	16	1	7

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2014.

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

2014 Westpac Group Annual Report	277

Note 37. Contingent liabilities, contingent assets and credit commitments (continued)

Off-balance sheet credit risk-related financial instruments excluding derivatives at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Credit risk-related instruments
Standby letters of credit and financial guarantees[1]	4,092	4,334	4,005	4,252
Trade letters of credit[2]	2,961	3,218	2,914	3,172
Non-financial guarantees[3]	9,205	9,054	8,699	8,317
Commitments to extend credit[4]	159,131	148,368	140,909	132,271
Other commitments[5]	763	44	763	44
Total credit risk-related instruments	176,152	165,018	157,290	148,056

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

4           Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commercial commitments disclosed above at 30 September 2014, the Group offered $8.0 billion (2013: $12.4 billion) of facilities to customers, which had not yet been accepted.

5           Other commitments include underwriting facilities.

	Consolidated 2014
	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,645	1,517	209	721	4,092
Trade letters of credit	2,783	178	-	-	2,961
Non-financial guarantees	5,221	1,718	357	1,909	9,205
Commitments to extend credit	60,719	33,309	17,003	48,100	159,131
Other commitments	513	134	-	116	763
Total commercial commitments	70,881	36,856	17,569	50,846	176,152

Contingent assets

The credit commitments shown in the table above also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

278	2014 Westpac Group Annual Report

Notes to the financial statements

Note 37. Contingent liabilities, contingent assets and credit commitments (continued)

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2014:

▪    $19 million (2013: $24 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪    $13 million (2013: $11 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪    $7 million (2013: $6 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

▪    $2 million (2013: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland); and

▪    $2 million (2013: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory).

▪    $1 million (2013: nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia).

▪    $1 million (2013: nil) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

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

▪    Westpac has been served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced in December 2011 by certain named customers of the Westpac brand; the second was commenced in February 2012 by certain named customers of the St.George Bank and BankSA brands; the third was commenced in August 2014 on behalf of all other customers of the Westpac Banking Group. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least December 2014, pending further developments in the litigation against one of those other banks.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the CEO and other Group Key Management Personnel at 30 September 2014 was $16 million (2013: $14.2 million).

2014 Westpac Group Annual Report	279

Note 37. Contingent liabilities, contingent assets and credit commitments (continued)

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

Assets pledged

In addition to assets supporting securitisation and covered bond programs disclosed in Note 32, the Group and Parent Entity have provided collateral to secure liabilities as part of standard terms of transaction with other financial institutions. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Consolidated		Parent Entity
	2014	2013	2014	2013
	$m	$m	$m	$m
Cash	3,894	7,091	3,750	6,941
Cash deposit on stock borrowed	28	46	28	46
Securities (including certificates of deposit)	1,638	177	1,638	177
Securities pledged under repurchase agreements	25,978	8,101	25,897	8,101
Total amount pledged to secure liabilities	31,538	15,415	31,313	15,265

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash held as collateral, recognised on the Group’s and Parent Entity’s balance sheets as at 30 September 2014 was $3,888 million (2013: $1,285 million). Securities received as collateral under reverse repurchase agreements as at 30 September 2014 was $6,463 million (2013: $6,882 million).

Parent Entity guarantees and undertakings

The following guarantees and undertakings are extended to entities in the Group by the Parent Entity:

▪    issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations;

▪    guarantees to Westpac Bank Samoa Limited subsidiaries that support loans made to customers in this jurisdiction, to the extent that the loans exceed prescribed limits; and

▪    guarantees to certain wholly owned subsidiaries that are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee provided does not exceed $40 million per annum. The guarantees will only give rise to a liability where the entity concerned becomes legally obliged to pay on account of a claim under the relevant licence. The Parent Entity has a right of indemnity to recover funds payable under the guarantees.

Note 38. Fiduciary activities

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

280	2014 Westpac Group Annual Report

Notes to the financial statements

Note 39. Group entities

The consolidated Group as at 30 September 2014 includes the following controlled entities1:

Name	Country of Incorporation	Name	Country of Incorporation
Westpac Banking Corporation	Australia	Hastings Funds Management (USA) Inc.	USA
1925 Advances Pty Limited	Australia	Hastings Advisers, LLC	USA
General Credits Holdings Pty Limited	Australia	Hastings Investments GP LLC	USA
General Credits Pty Limited	Australia	Hastings Investment Capital, LP	USA
G.C.L. Investments Pty Limited	Australia	Hastings Investment Management Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia	Hastings Korea Company Limited[2]	Korea
Australian Loan Processing Security Trust	Australia	Infrastructure Research and Advisory Services Private Limited[2]	India
Bill Acceptance Corporation Pty Limited	Australia	Hickory Trust	Australia
Mortgage Management Pty Limited	Australia	Nationwide Management Pty Limited	Australia
BLE Capital Limited	Australia	St.George Custodial Pty Limited	Australia
BLE Capital Investments Pty Limited	Australia	North Ryde Office Trust[2]	Australia
BLE Development Pty Limited	Australia	Partnership Pacific Pty Limited	Australia
BT Short Term Income Fund	Australia	Partnership Pacific Securities Pty Limited	Australia
Capital Finance Australia Limited[2]	Australia	Reinventure Fund, I.L.P.[2,6]	Australia
Bella Trust	Australia	RMS Warehouse Trust 2007-1	Australia
Bella Trust No. 2	Australia	Series 2007-1G WST Trust	Australia
Capital Corporate Finance Limited	Australia	Series 2008-1M WST Trust	Australia
Capital Finance New Zealand Limited	New Zealand	Series 2009-1 WST Trust	Australia
SIE-LEASE (New Zealand) Pty Limited	New Zealand	Series 2011-1 WST Trust	Australia
Capital Finance (NZ) Limited	Australia	Series 2011-2 WST Trust	Australia
Capital Fleetlease Limited	Australia	Series 2011-3 WST Trust	Australia
Capital Motor Finance Limited	Australia	Series 2012-1 WST Trust	Australia
Capital Rent Group Limited	Australia	Series 2013-1 WST Trust	Australia
SIE-LEASE (Australia) Limited	Australia	Series 2013-2 WST Trust[2]	Australia
Castlereagh Trust	Australia	Series 2014-1 WST Trust[2]	Australia
CBA Limited	Australia	Sixty Martin Place (Holdings) Pty Limited	Australia
Belliston Pty Limited	Australia	1925 (Commercial) Pty Limited	Australia
Challenge Limited	Australia	1925 (Industrial) Pty Limited	Australia
Crusade CP Management Pty Limited	Australia	Halcyon Securities Pty Limited[5]	Australia
Crusade CP No.1 Pty Limited[8]	Australia	Packaging Properties 1 Pty Limited	Australia
Crusade CP Trust No. 52	Australia	Packaging Properties 2 Pty Limited	Australia
Crusade CP Trust No. 53	Australia	Packaging Properties 3 Pty Limited	Australia
Crusade CP Trust No. 55	Australia	Pashley Investments Pty Limited	Australia
Crusade CP Trust No. 56	Australia	Westpac Investment Vehicle No.3 Pty Limited	Australia
Crusade CP Trust No. 57	Australia	Sallmoor Pty Limited	Australia
Crusade CP Trust No. 58	Australia	Teuton Pty Limited	Australia
Crusade Management Limited	Australia	Westpac Administration Pty Limited	Australia
Crusade Euro Trust 1 E of 2006	Australia	Westpac Asian Lending Pty Limited	Australia
Crusade Euro Trust 1 E of 2007	Australia	Westpac Debt Securities Pty Limited	Australia
Crusade Global Trust 2 of 2005	Australia	Westpac Direct Equity Investments Pty Limited	Australia
Crusade Global Trust 1 of 2006	Australia	Westpac Equipment Finance Limited	Australia
Crusade Global Trust 2 of 2006	Australia	Westpac Equipment Finance (No.1) Pty Limited	Australia
Crusade Global Trust 1 of 2007	Australia	Westpac Global Capital Markets Pty Limited	Australia
Crusade Trust 1A of 2005	Australia	Westpac Group Investments Australia Pty Limited	Australia
Crusade Trust No.2P of 2008	Australia	Westpac Investment Vehicle Pty Limited	Australia
Danaby Pty Limited	Australia	Westpac Funds Financing Holdco Pty Limited	Australia
Hastings Management Pty Limited[6]	Australia	Westpac Funds Financing Pty Limited	Australia
Hastings Funds Management Asia Pte. Limited	Singapore	Westpac Investment Vehicle No.2 Pty Limited	Australia
Hastings Funds Management Limited	Australia	Westpac Cook Cove Trust I	Australia
Hastings Forestry Investments Limited	New Zealand	Westpac Cook Cove Trust II	Australia
Hastings Forests Australia Pty Limited	Australia	Westpac Pacific Limited Partnership	Australia
Hastings Private Equity Fund IIA Pty Limited	Australia	Westpac Syndications Management Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK	St.George Business Finance Pty Limited	Australia
Hastings Investment Management (Europe) Limited[2]	UK	St.George Equity Finance Limited	Australia
Core Infrastructure Income Feeder 1 L.P.[2]	Scotland	St.George Finance Holdings Limited	Australia
Core Infrastructure Income Feeder 2 L.P.[2]	Scotland	St.George Finance Limited	Australia
Core Infrastructure Income Master L.P.[2]	UK	Crusade ABS Series 2012-1 Trust	Australia
Europe Infrastructure Debt LP	UK	Crusade ABS Series 2013 -1 Trust[2]	Australia
Hastings Infrastructure 1 Limited	UK	St.George Motor Finance Limited[6]	Australia
Hastings Infrastructure 2 Limited	UK	St.George Procurement Management Pty Limited	Australia
Infrastructure GP LLP	UK	St.George Security Holdings Pty Limited	Australia
Infrastructure GP2 LLP[2]	UK	Tavarua Funding Trust IV	USA

2014 Westpac Group Annual Report	281

Note 39. Group entities (continued)

Name	Country of Incorporation	Name	Country of Incorporation
The Mortgage Company Pty Limited	Australia	BT Long Term Income Fund	Australia
Value Nominees Pty Limited	Australia	Westpac Equity Pty Limited	Australia
Waratah Securities Australia Limited[8]	Australia	Westpac Lenders Mortgage Insurance Limited[3]	Australia
Sydney Capital Corporation Inc[8]	USA	Westpac Life Insurance Services Limited	Australia
Waratah Receivables Corporation Pty Limited[8]	Australia	Westpac RE Limited	Australia
Westpac Administration 2 Limited[2,5]	Australia	Westpac Securities Administration Limited	Australia
Westpac Administration 3 Limited[5]	Australia	Westpac Financial Services Group-NZ-Limited[3]	New Zealand
Westpac Administration 4 Pty Limited[5]	Australia	Westpac Life-NZ-Limited	New Zealand
Westpac Altitude Rewards Trust	Australia	Westpac Nominees-NZ-Limited	New Zealand
Westpac Bank of Tonga	Tonga	HLT Custodian Trust	New Zealand
Westpac Bank Samoa Limited[6]	Samoa	MIF Custodian Trust	New Zealand
Westpac Bank-PNG-Limited[6]	Papua New Guinea	Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Capital Holdings Inc.	USA	Westpac Securities Limited	Australia
Westpac Capital Trust IV	USA	Net Nominees Limited	Australia
Westpac Covered Bond Trust	Australia	Westpac Securitisation Management Pty Limited	Australia
Westpac Delta LLC	USA	Westpac Europe Limited	UK
Westpac Equity Holdings Pty Limited	Australia	Westpac Financial Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia	BT Securities Limited	Australia
Altitude Rewards Pty Limited	Australia	BT (Queensland) Pty Limited	Australia
BT Financial Group (NZ) Limited[3]	New Zealand	Westpac Funding Holdings Pty Limited	Australia
BT Funds Management (NZ) Limited	New Zealand	Westpac Investments U.K. Limited	UK
Hastings Group Pty Limited	Australia	Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Qvalent Pty Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
RAMS Financial Group Pty Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Westpac Financial Consultants Limited	Australia	Westpac New Zealand Limited	New Zealand
Westpac Financial Services Group Limited	Australia	Westpac Cash PIE Fund[8]	New Zealand
Advance Asset Management Limited	Australia	Westpac NZ Operations Limited	New Zealand
Ascalon Capital Managers Limited[3]	Australia	Aotearoa Financial Services Limited	New Zealand
Ascalon Capital Managers (Asia) Limited	Hong Kong	Number 120 Limited	New Zealand
Canning Park Capital Pte Ltd	Singapore	The Home Mortgage Company Limited	New Zealand
Ascalon Funds Seed Pool Trust[3]	Australia	The Warehouse Financial Services Limited[6]	New Zealand
Asgard Wealth Solutions Limited[3]	Australia	Westpac (NZ) Investments Limited	New Zealand
Asgard Capital Management Limited	Australia	Westpac NZ Securitisation Holdings Limited[6]	New Zealand
Hitton Pty Limited	Australia	Westpac NZ Securitisation Limited	New Zealand
eQR Securities Pty Limited	Australia	Westpac NZ Securitisation No.2 Limited	New Zealand
Securitor Financial Group Limited	Australia	Westpac NZ Covered Bond Holdings Limited[6]	New Zealand
BT Financial Group Pty Limited	Australia	Westpac NZ Covered Bond Limited	New Zealand
BT Australia Pty Limited	Australia	Westpac Securities NZ Limited	New Zealand
BT Funds Management Limited[3]	Australia	Westpac Term PIE Fund[8]	New Zealand
Oniston Pty Limited	Australia	Westpac Overseas Holdings Pty Limited	Australia
BT Funds Management No.2 Limited	Australia	A.G.C. (Pacific) Limited	Papua New Guinea
BT Investment Management Limited[6]	Australia	Westpac Americas Inc.	USA
BT Investment Management (Fund Services) Limited	Australia	Westpac Investment Capital Corporation	USA
BT Investment Management (Institutional) Limited	Australia	Westpac USA Inc.	USA
BTIM UK Limited	UK	Westpac Capital Markets Holding Corp	USA
J O Hambro Capital Management Holdings Limited	UK	Westpac Capital Markets LLC	USA
J O Hambro Capital Management Limited	UK	Westpac Finance (HK) Limited	Hong Kong
JOHCM (Singapore) Pty Limited	Singapore	Westpac Group Investment-NZ-Limited	New Zealand
JOHCM (USA) Inc	USA	Westpac Holdings-NZ-Limited	New Zealand
BT Portfolio Services Limited[3]	Australia	Westpac Capital-NZ-Limited	New Zealand
BT Private Nominees Pty Limited	Australia	Westpac Equity Investments NZ Limited	New Zealand
Magnitude Group Pty Limited[3]	Australia	Westpac Singapore Limited	Singapore
Seed Pool Trust No 2[3]	Australia	Westpac Properties Limited	Australia
St.George Life Limited[3]	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Westpac Custodian Nominees Pty Limited[5]	Australia	Westpac Structured Products Limited	Australia
Westpac Financial Services Limited	Australia	Westpac TPS Trust	Australia
Westpac General Insurance Limited[3]	Australia	Westpac Unit Trust	Australia
Westpac General Insurance Services Limited[3]	Australia

282	2014 Westpac Group Annual Report

Notes to the financial statements

Note 39. Group entities (continued)

Notes

[1]

Controlled entities shown in bold type are owned directly by Westpac Banking Corporation. Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time, the Group consolidates a number of unit trusts where the group is exposed to, or has rights to, variable returns from its involvement with the trusts, and has the ability to affect those returns through its power over the trusts.

[2]	The following controlled entities were acquired, created, or incorporated during the financial year:
	▪	Capital Finance Australia Limited and its controlled entities	Acquired	31 December 2013
	▪	Core Infrastructure Income Feeder 1 L.P.	Created	12 December 2013
	▪	Core Infrastructure Income Feeder 2 L.P.	Created	12 December 2013
	▪	Core Infrastructure Income Master L.P.	Created	16 December 2013
	▪	Crusade ABS Series 2013-1 Trust	Created	12 December 2013
	▪	Hastings Korea Company Limited	Incorporated	23 December 2013
	▪	Hastings Investment Management (Europe) Limited	Incorporated	18 July 2014
	▪	Infrastructure GP2 LLP	Created	10 December 2013
	▪	Infrastructure Research and Advisory Services Private Limited	Incorporated	7 July 2014
	▪	North Ryde Office Trust	Acquired	28 February 2014
	▪	Reinventure Fund, I.L.P.	Created	15 January 2014
	▪	Series 2013-2 WST Trust	Created	1 October 2013
	▪	Series 2014-1 WST Trust	Created	2 June 2014
	▪	Westpac Administration 2 Limited and its controlled entities	Acquired	31 December 2013
[3]	The following controlled entities changed their ownership during the financial year:
	▪	Ascalon Capital Managers Limited		31 October 2013
	▪	Ascalon Funds Seed Pool Trust		31 October 2013
	▪	Asgard Wealth Solutions Limited		31 October 2013
	▪	BT Financial Group (NZ) Limited		31 October 2013
	▪	BT Funds Management Limited		31 October 2013
	▪	BT Portfolio Services Limited		31 October 2013
	▪	Magnitude Group Pty Limited		31 October 2013
	▪	Seed Pool Trust No. 2		31 October 2013
	▪	St.George Life Limited		31 October 2013
	▪	Westpac Financial Services Group-NZ-Limited		31 October 2013
	▪	Westpac General Insurance Limited		31 October 2013
	▪	Westpac General Insurance Services Limited		31 October 2013
	▪	Westpac Lenders Mortgage Insurance Limited		31 October 2013
[4]	The following controlled entities were deregistered, terminated or amalgamated during the financial year:
	▪	BLE Holdings Pty Limited	Deregistered	4 September 2014
	▪	BT Life Limited	Deregistered	2 October 2013
	▪	Codrington S.a.r.l.	Deregistered	16 August 2014
	▪	Crusade CP Trust No. 41	Terminated	17 September 2014
	▪	Crusade CP Trust No. 44	Terminated	17 September 2014
	▪	Crusade CP Trust No. 48	Terminated	17 September 2014
	▪	Crusade CP Trust No. 49	Terminated	17 September 2014
	▪	Crusade CP Trust No. 50	Terminated	17 September 2014
	▪	Crusade CP Trust No. 54	Terminated	17 September 2014
	▪	Crusade CP Trust No. 60	Terminated	17 September 2014
	▪	Crusade Global Trust No. 1 of 2005	Terminated	26 June 2014
	▪	Crusade Global Trust No. 2 of 2004	Terminated	3 April 2014
	▪	JOHCM (USA) General Partner Inc	Terminated	1 December 2013
	▪	Southern Cross Inc	Deregistered	3 January 2014
	▪	Tavarua Funding Trust III	Terminated	24 April 2014
	▪	W1 Investments Pty Limited	Deregistered	25 September 2014
	▪	Westpac Capital Trust III	Terminated	24 April 2014
	▪	Westpac NZ Leasing Limited	Amalgamated	15 September 2014
[5]	The following controlled entities changed their name during the financial year:
	▪	BOS International (Australia) Limited to Westpac Administration 2 Limited		16 May 2014
	▪	BOS International (Securites) Pty Limited to Westpac Administration 4 Pty Limited		16 May 2014
	▪	BOSI Security Services Limited to Westpac Administration 3 Limited		16 May 2014
	▪	Halcyon Securities Limited to Halcyon Securities Pty Limited		8 August 2014
	▪	Westpac Custodian Nominees Limited to Westpac Custodian Nominees Pty Limited		8 August 2014

2014 Westpac Group Annual Report	283

Note 39. Group entities (continued)

[6]	The following controlled entities are not wholly owned:

	Percentage Owned
	2014	2013
BT Investment Management Limited	60.8%	62.1%
Hastings Management Pty Limited	97.2%	100.0%
Reinventure Fund, I.L.P.	99.0%	n/a
St.George Motor Finance Limited	75.0%	75.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%
Westpac NZ Covered Bond Holdings Limited[7]	19.0%	19.0%
Westpac NZ Securitisation Holdings Limited[7]	19.0%	19.0%

[7]

9.5% of the equity in both Westpac NZ Securitisation Holdings Limited (WNZSHL) and Westpac NZ Covered Bond Holdings Limited (WNZCBHL) is held directly by Westpac Holdings–NZ–Limited and another 9.5% is held directly by Westpac NZ Operations Limited. Although WBC and its controlled entities only own a total of 19%, due to contractual and structural arrangements, each of WNZSHL and WNZCBHL is considered to be a controlled entity within WBC.

[8]

The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are consolidated where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

[9]	The following unit trusts, which are investment vehicles of Westpac Life Insurance Services Limited, are consolidated by the Group and not wholly owned where stated:

	Percentage Owned
	2014	2013
1940’s Lifestage Fund - B	100.0%	n/a
1950’s Lifestage Fund - B	100.0%	n/a
1960’s Lifestage Fund - B	100.0%	n/a
1970’s Lifestage Fund - B	100.0%	n/a
1980’s Lifestage Fund - B	100.0%	n/a
1990’s Lifestage Fund - B	100.0%	n/a
2000’s Lifestage Fund - B	100.0%	n/a
BT Defensive Equity Income Fund	87.9%	92.9%
BT Enhanced Fixed Interest Sector Trust	91.0%	92.0%
BT Global Emerging Markets Opportunities Fund-Institutional	50.9%	n/a
BT Institutional Enhanced Australian Shares Fund	97.8%	97.9%
BT Institutional Enhanced Cash Fund	75.0%	n/a
BT Institutional Enhanced Global Fixed Interest Fund	46.9%	34.5%
BT Institutional Enhanced Property Securities Fund	61.3%	67.5%
BT Institutional Global Share Fund	98.0%	97.7%
BT Institutional Liquidity Management Trust	n/a	47.8%
BT Institutional Managed Cash Fund	n/a	75.6%
BT Medium Term Income Fund	100.0%	n/a
BT Stable Cash Plus Fund	56.1%	n/a
BT Total Return Fund	56.9%	48.4%
BT Wholesale Active Balanced Fund	75.5%	75.7%
BT Wholesale Cash Plus Fund	52.0%	n/a
Westpac International Share Index Trust	57.0%	n/a

284	2014 Westpac Group Annual Report

Notes to the financial statements

Note 40. Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2014:

	Country Where	Beneficial
	Business is	Interest
	Carried On	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	18.8	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
Epicfrog Pty Ltd	Australia	40.0	Technology
Exact Mining Group Pty Limited	Australia	25.5	Services to mining
Morphic Asset Management Pty Limited	Australia	35.0	Funds management
Paymark Limited	New Zealand	25.0	Electronic payments processing
Payments NZ Limited	New Zealand	23.0	Electronic payments processing
Regal Funds Management Asia Limited	Singapore	30.0	Funds management
Regal Funds Management Pty Limited	Australia	30.0	Funds management
RV Capital Pte Limited	Singapore	30.0	Funds management
SocietyOne Holdings Pty Ltd	Australia	16.7	Technology platform
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management

The total carrying amount of the Group’s significant non-controlling shareholding was $158 million (2013: $191 million).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

2014 Westpac Group Annual Report	285

Note 41. Structured entities

A structured entity is one which has been designed such that voting or similar rights are not the dominant factor in determining who controls the entity (for example, when voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements). Structured entities are generally created to achieve a specific and well defined objective with restrictions over their ongoing activities. Where structured entities are used to facilitate the purchase of specific assets, they are commonly financed by issuing debt or equity securities that are collateralised by and/or indexed to those underlying assets. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

The Group engages in various transactions with both consolidated and unconsolidated structured entities that are mainly involved in securitisations, asset-backed and other financing structures and managed investment funds.

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 1(h)(vii).

Consolidated structured entities

Securitisation and asset-backed conduit vehicles

The Group uses structured entities as conduits for the purposes of providing its customers with access to funding from commercial paper markets and to undertake securitisation of its own pool of financial assets. For further details, refer to Note 32.

Covered bonds

The Group has two covered bond programs whereby selected pools of residential mortgages it originates are assigned to bankruptcy remote structured entities. For further details, refer to Note 32.

Group managed funds

The Group has established a number of investment management funds for which it acts as the responsible entity and/or fund manager. The Group consolidates those funds where it is deemed to be acting as a principal rather than agent in its role of investment manager. The principal vs. agent decision requires judgment to be exercised in concluding whether the Group has sufficient exposure to variable returns.

Unconsolidated structured entities

The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, for liquidity management purposes and for specific investment opportunities.

Its interests in structured entities comprise any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. These include holdings of debt or equity instruments, guarantees, liquidity and other credit support arrangements, loan commitments, derivatives that transfer financial risks from the entity to the Group and investment management agreements.

Interests do not include plain vanilla derivatives (e.g. interest rate swaps and currency swaps), instruments that are deemed to create rather than absorb variability in the unconsolidated structured entity (e.g. purchase of credit protection under a credit default swap), and lending arrangements to a structured entity where recourse on default is to a wider operating entity rather than secured only on the underlying assets of the entity.

The main types of interests held by the Group in unconsolidated structured entities generally comprise the following:

▪         trading securities: the Group buys and sells interests in structured entities as part of its normal trading activities and includes mortgage or other asset-backed securities. These securities are typically held as part of a larger trading portfolio and the Group would normally have no other involvement with the structured entity. The Group derives interest income on these securities, and also recognises realised and unrealised gains or losses arising from a change in fair value through trading income;

▪         available-for-sale securities: the Group holds mortgage-backed securities as part of its liquidity portfolio which provides a buffer against unforseen funding requirements. These assets are highly rated investment grade paper and are 100% eligible for repurchase agreements with the Reserve Bank of Australia or another central bank. As with its securities held in trading portfolios, the Group would normally have no other involvement with the issuing structured entity. The Group recognises interest income on these securities and net gains or losses arising from the sale of these assets (recorded as part of non-interest income);

286	2014 Westpac Group Annual Report

Notes to the financial statements

Note 41. Structured entities (continued)

▪         loans and other credit commitments: the Group provides lending facilities to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees. The structured entities mainly comprise property trusts, and those associated with project and property financing transactions where the primary source of debt service, security and repayment is derived from the underlying assets of the entity. Other structured entities include those unconsolidated securitisation trusts established as part of the Group’s customer securitisation program. All loans and credit commitments are subject to the Group’s credit approval process with collateral specific to the circumstances of each loan; and

▪         investment management agreements: as part of its normal funds management activities, the Group establishes and manages a number of funds that provide customers with investment opportunities. The Group also manages superannuation funds established for its employees. As the fund manager, the Group is entitled to receive on-going management and performance fee income based on the value of the assets under management.

The Group may also retain units in these funds, which are primarily held by its consolidated life insurance entities. The Group derives fund distribution income from these holdings and recognises fair value movements (through non-interest income) where the instruments are held at fair value through the income statement.

The table below shows the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure to loss represents the maximum loss that the Group could incur as a result of its involvement in the structured entities regardless of the probability of the loss being incurred. The amount does not take into account the effects of any collateral or hedges undertaken to reduce the risk of loss. In this respect:

▪         for debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at reporting date; and

▪         for off-balance sheet instruments including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is reflected by the notional amounts.

		Consolidated 2014
	Investment in Third Party Mortgage and Other Asset- Backed Securities[1]	Financing to Securitisation Vehicles	Group Managed Funds[2]	Interests in Other Structured Entities	Total
	$m	$m	$m	$m	$m

Assets
Receivables due from other financial institutions	-	1,417	-	-	1,417
Trading securities	1,673	-	-	2,865	4,538
Other financial assets designated at fair value	1,589	-	123	109	1,821
Available-for-sale securities	4,428	-	104	-	4,532
Loans	127	13,478	57	23,638	37,300
Life insurance assets	-	-	2,209	1,544	3,753
Other assets	11	-	39	4	54
Total on-balance sheet exposures	7,828	14,895	2,532	28,160	53,415
Total notional amounts of off-balance sheet exposures	-	4,543	78	7,377	11,998
Maximum exposure to loss	7,828	19,438	2,610	35,537	65,413
Size of structured entities[3]	111,350	19,438	87,084	144,873	362,745

1            Of the Group’s total interests held in third party mortgage and other asset-backed securities, $7,809 million represents the senior tranche of notes issued and $19 million represents the subordinated tranche of notes issued. All notes are investment grade rated.

2            Includes unconsolidated trusts established and managed by the Group in New Zealand which hold securitised assets transferred from Westpac NZ Limited. The amount of assets transferred from the Group to these entities during the period was $103 million.

3            Represented either by the total assets or market capitalisation of the entity, or if not available the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

The Group has not provided any non-contractual financial support during the period to unconsolidated structured entities and does not anticipate providing such support in the future.

2014 Westpac Group Annual Report	287

Note 41. Structured entities (continued)

Sponsored entities

The Group would be deemed to sponsor an entity where it is involved in its creation or establishment and promotion (including use of the Group’s name in the name of the entity or on the products issued by the entity), and facilitates its on-going success through the transfer of assets (if any), or the provision of explicit or implicit financial, operational or other support.

In addition to the sponsored entities in which the Group has an interest, the Group also sponsors entities in which it has no interest. These primarily comprise the Group’s charitable trusts. No income is earned from these entities nor does the Group transfer any assets to them.

During the period, the Group established and launched the Westpac Bicentennial Foundation to which it made a one-off $100 million contribution. This charitable Foundation will have an exclusive focus on the education and advancement of Australians and the Group’s contribution will be used to fund 100 scholarships every year in perpetuity.

Note 42. Related party disclosures

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between the Parent Entity and its subsidiaries during 2014 have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2 and Note 3.

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

Director and other key management personnel

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

	Short-term Benefits	Post Employment Benefits	Termination Benefits	Share-based Payments	Total

	$	$	$	$	$
Consolidated
2014	32,629,048	433,456	-	19,010,878	52,073,382
2013	31,937,697	373,290	-	15,465,959	47,776,946

Parent Entity
2014	31,449,374	429,955	-	18,632,631	50,511,960
2013	29,981,809	369,824	-	14,600,171	44,951,804

Detailed remuneration disclosures of Non-executive Directors, CEO and other key management personnel are included in the Remuneration report.

Loans to Directors and other key management personnel disclosures

All financial instrument transactions that have occurred during the financial year between the Directors and the Group are in the ordinary course of business on normal terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
2014	14,837,949	884,631	-	18,442,040	10
2013	15,800,908	778,689	-	14,837,949	11

288	2014 Westpac Group Annual Report

Notes to the financial statements

Note 42. Related party disclosures (continued)

Options and share rights holdings1

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2014 by the CEO and other key management personnel (including their related parties):

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options

Gail Kelly	21 Dec 2019	49,801	-	n/a
	1 Oct 2020	17,612	-	n/a
	1 Oct 2021	272,929	-	n/a
	1 Oct 2022	213,101	-	n/a
	1 Oct 2023	159,821	-	n/a

Philip Coffey	1 Oct 2019	3,595	-	n/a
	1 Oct 2020	3,914	-	n/a
	1 Oct 2021	66,715	-	n/a
	1 Oct 2022	67,087	-	n/a
	1 Oct 2023	50,313	-	n/a

John Arthur	1 Oct 2019	1,917	-	n/a
	1 Oct 2020	3,914	-	n/a
	1 Oct 2021	40,433	-	n/a
	1 Oct 2022	71,033	-	n/a
	1 Oct 2023	53,273	-	n/a

Brad Cooper	17 Dec 2017	-	104,761	$30.10
	1 Oct 2018	-	92,024	$23.40
	1 Oct 2019	3,145	-	n/a
	1 Oct 2020	4,892	-	n/a
	1 Oct 2021	75,813	-	n/a
	1 Oct 2022	59,194	-	n/a
	1 Oct 2023	44,394	-	n/a

George Frazis	1 Oct 2019	2,996	-	n/a
	1 Oct 2020	3,261	-	n/a
	1 Oct 2021	55,596	-	n/a
	1 Oct 2022	43,409	-	n/a
	1 Oct 2023	32,555	-	n/a

Brian Hartzer	1 Oct 2022	30,780	-	n/a
	1 Oct 2023	85,828	-	n/a

Alexandra Holcomb	17 Dec 2017	-	38,847	$30.10
	1 Oct 2018	-	31,697	$23.40
	1 Oct 2019	929	-	n/a
	1 Oct 2020	1,011	-	n/a
	1 Oct 2021	17,183	-	n/a
	1 Oct 2022	16,573	-	n/a
	1 Oct 2023	14,797	-	n/a

Peter King	1 Oct 2019	689	-	n/a
	1 Oct 2020	978	-	n/a
	1 Oct 2021	15,162	-	n/a
	1 Oct 2022	11,838	-	n/a
	1 Oct 2023	8,878	-	n/a

1            David Curran has not yet been awarded any options or share rights.

2014 Westpac Group Annual Report	289

Note 42. Related party disclosures (continued)

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options

Christine Parker	1 Oct 2019	338	-	n/a
	1 Oct 2020	750	-	n/a
	1 Oct 2021	11,927	-	n/a
	1 Oct 2022	27,623	-	n/a
	1 Oct 2023	20,717	-	n/a

Rob Whitfield	1 Oct 2019	3,595	-	n/a
	1 Oct 2020	3,914	-	n/a
	1 Oct 2021	60,650	-	n/a
	1 Oct 2022	47,355	-	n/a
	1 Oct 2023	35,515	-	n/a

Jason Yetton	1 Oct 2019	959	-	n/a
	1 Oct 2020	1,044	-	n/a
	1 Oct 2021	17,689	-	n/a
	1 Oct 2022	51,301	-	n/a
	1 Oct 2023	38,475	-	n/a

290	2014 Westpac Group Annual Report

Notes to the financial statements

Note 43. Notes to the cash flow statements

Cash and cash equivalents

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Cash on hand	19,582	9,862	11,138	18,952	9,270
Balances with central banks	6,178	1,837	1,385	4,448	239
Total cash and cash equivalents	25,760	11,699	12,523	23,400	9,509

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation is set out below:

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Reconciliation of net cash provided by/(used in) operating activities to net profit
Net profit	7,625	6,825	6,002	7,234	6,805
Adjustments:
Depreciation, amortisation and impairment	1,020	904	850	867	803
(Decrease)/increase in sundry provisions and other non-cash items	(565)	1,660	1	(932)	1,491
Impairment charges on loans	756	923	1,316	634	715
(Increase)/decrease in loans	(35,734)	(15,667)	(18,893)	(33,659)	(13,372)
Increase/(decrease) in deposits and other borrowings	34,229	22,155	26,381	32,244	17,646
(Increase)/decrease in receivables due from other financial institutions	3,932	(511)	(2,418)	3,966	(1,544)
(Decrease)/increase in payables due to other financial institutions	9,419	363	(6,807)	9,280	345
(Increase)/decrease in trading and fair value assets	1,724	(319)	4,271	1,083	(811)
Increase/(decrease) in other financial liabilities at fair value through income statement	9,079	266	155	8,992	266
(Increase)/decrease in derivative financial instruments	(3,329)	9,126	3,679	(3,028)	8,972
(Increase)/decrease in accrued interest receivable	(64)	84	134	(47)	90
Increase/(decrease) in accrued interest payable	(53)	(376)	54	(55)	(378)
(Decrease)/increase in current and deferred tax	332	147	820	(221)	(209)
Net cash provided by/(used in) operating activities	28,371	25,580	15,545	26,358	20,819

Business acquired

Acquisition of selected business of Lloyds

On 31 December 2013 the Group acquired 100% of the share capital in Capital Finance Australia Ltd (CFAL) and BOS International Australia Ltd (BOSI). The business acquired adds scale and geographic diversity to the Group’s motor vehicle finance business, expands the Group’s capability and reach within equipment finance and creates opportunities to deepen customer relationships with the opportunity to cross sell other Westpac Group products. The provisional goodwill recognised of $225 million primarily reflects the value of synergies expected to arise as a result of the acquisition.

Acquisition and integration related costs of $64 million have been charged to operating expenses for the year ended 30 September 2014.

The fair value of receivables acquired was $7,895 million. The gross contractual amount of receivables acquired was $7,977 million, of which $111 million is expected to be uncollectible. Other fair value adjustments amount to $29 million.

Since 31 December 2013 CFAL and BOSI have contributed revenue of $234 million and an after-tax profit of $64 million to the Group. If the acquisition had occurred on 1 October 2013, it is estimated that CFAL and BOSI would have contributed revenue of $310 million and profit of $84 million to the Group.

In addition to acquiring the shares in CFAL and BOSI the Group purchased certain derivative contracts from Lloyds International Australian branches for $9 million. These derivatives have been accounted for as transactions in the normal course of business and in aggregate have no material impact on the Group.

Acquisition of J O Hambro Capital Management Limited

On 1 October 2011 BT Investment Management Limited (an entity controlled by Westpac) acquired 100% of the share capital of J O Hambro Capital Management Limited, a company incorporated in the United Kingdom.

2014 Westpac Group Annual Report	291

Note 43. Notes to the cash flow statements (continued)

Details of assets and liabilities of controlled entities and business acquired

	Consolidated
	2014	2013	2012
	$m	$m	$m
Fair value of assets and liabilities of controlled entities and businesses acquired[1]
Assets acquired:
Cash and cash equivalents	149	-	22
Trade and other receivables	-	-	24
Derivative assets	30	-	-
Available for sale financial assets	-	-	22
Loans and advances	7,895	-	-
Identifiable intangible assets	56	-	120
Operating lease assets	80	-	-
Other assets and prepayments	6	-	5
Total assets acquired	8,216	-	193
Liabilities acquired:
Trade creditors and other accrued expenses	24	-	30
Provisions	11	-	12
Deferred tax liabilities	25	-	28
Debt securities on issue	488	-	-
Borrowings	6,368	-	-
Total liabilities acquired	6,916	-	70
Fair value of identifiable net assets acquired	1,300	-	123
Goodwill	225	-	214
Total	1,525	-	337
Cash consideration
Purchase of shares	1,525	-	292
Replacement of intergroup funding	6,368	-	-
Debt and equity instruments issued	-	-	45
Total consideration transferred	7,893	-	337
Cash consideration	7,893	-	292
Less cash and cash equivalents acquired	(149)	-	(22)
Cash paid (net of cash acquired)	7,744	-	270

1      Fair value of assets and liabilities are provisional amounts.

Non-cash financing activities

	Consolidated			Parent Entity
	2014	2013	2012	2014	2013
	$m	$m	$m	$m	$m
Shares issued under the dividend reinvestment plan[1]	-	531	873	-	531
Issuance of loan capital[2]	529	332	-	529	332
Shares issued on redemption of Westpac SPS	-	173	-	-	173

1      The dividend reinvestment plan in respect of the 2014 interim and 2013 final and special dividends ($1,022 million) (2013: interim dividend $543 million) was satisfied in full through purchase of existing shares and transfer of shares to participating shareholders.

2      In 2014, amounts relate to holders of Westpac SPS II who participated in the reinvestment offer to subscribe for Westpac Capital Notes 2. In 2013, amounts relate to holders of Westpac SPS who participated in the reinvestment offer to subscribe for Westpac Subordinated Notes II.

Restricted cash

The amount of cash and cash equivalents not available for use at 30 September 2014 was $35 million (2013: nil) for the Group.

Note 44. Subsequent events

No matter of circumstance has arisen since the year ended 30 September 2014 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

292	2014 Westpac Group Annual Report

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.             the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2014’ are in accordance with the Corporations Act 2001, including:

(i)           complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)        giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2014 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Gail Kelly Managing Director & Chief Executive Officer

Sydney

3 November 2014

2014 Westpac Group Annual Report	293

Management’s report on internal control over financial reporting

The following report is required by rules of the US Securities and Exchange Commission

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13a — 15 (f) under the Securities Exchange Act of 1934, as amended. Westpac’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2014 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

294	2014 Westpac Group Annual Report

Statutory statements

Independent auditor’s report to the members of Westpac Banking Corporation

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the Corporation), which comprises the balance sheets as at 30 September 2014, the income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Consolidated Entity. The Consolidated Entity comprises the Corporation and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the Corporation are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

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

	(i)	giving a true and fair view of the Corporation’s and Consolidated Entity’s financial position as at 30 September 2014 and of their performance for the year ended on that date; and

	(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001

b.	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2014 Westpac Group Annual Report	295

Report on the Remuneration Report

We have audited the Remuneration Report included in Section 1 of the Annual Report for the year ended 30 September 2014. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion
In our opinion, the Remuneration Report of Westpac Banking Corporation for the year ended 30 September 2014 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Michael Codling
Partner

Craig Stafford
Partner

Sydney
3 November 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

296	2014 Westpac Group Annual Report

Statutory statements

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2014 and 30 September 2012, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying financial statements. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Our audit of the consolidated financial statements of the Corporation and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Corporation has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2014 Westpac Group Annual Report	297

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Sydney
3 November 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

298	2014 Westpac Group Annual Report

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 3 October 2014

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	551,140,214	17.73
J P Morgan Nominees Australia Ltd	375,334,352	12.07
National Nominees Limited	305,321,294	9.82
Citicorp Nominees Pty Limited	145,208,026	4.67
Cogent Nominees Pty Limited	65,041,583	2.09
RBC Dexia Investor Services Australia Nominees Pty Limited	37,264,064	1.20
AMP Life Limited	24,711,484	0.79
Australian Foundation Investment Company Limited	18,236,232	0.59
UBS Private Clients Australia Nominees Pty Ltd	14,977,769	0.48
Bond Street Custodians Limited	12,826,099	0.41
Milton Corporation Limited	10,451,306	0.34
Argo Investments Limited	10,251,594	0.33
BNP Paribas	10,225,951	0.33
Navigator Australia Limited	7,329,618	0.24
Questor Financial Services Limited	5,166,459	0.17
Nulis Nominees (Australia) Limited	4,888,606	0.16
Invia Custodian Pty Limited	4,559,441	0.15
UBS Nominees Pty Ltd	4,175,899	0.13
Share Direct Nominees Pty Limited	4,018,035	0.13
ANZ Executors & Trustee Company Limited	2,704,975	0.09
Total of Top 20 registered shareholders	1,613,833,001	51.92

As at 3 October 2014 there were 595,907 holders of our ordinary shares compared to 579,695 in 2013 and 563,072 in 2012. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 3 October 2014 (approximately 98% in 2013 and 98% in 2012).

Substantial shareholders as at 3 October 2014

As at 3 October 2014 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

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

At 30 September 2014, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,086,467 (0.10%) of the fully paid ordinary shares outstanding.

300	2014 Westpac Group Annual Report

Shareholding information

Analysis by range of holdings of ordinary shares as at 3 October 2014

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	332,207	55.75	137,239,855	4.41	72
1,001	–	5,000	203,485	34.15	466,527,073	15.01	129
5,001	–	10,000	36,007	6.04	253,315,938	8.15	29
10,001	–	100,000	23,544	3.95	495,634,194	15.94	83
100,001 and over			664	0.11	1,756,331,249	56.49	14
Totals			595,907	100.00	3,109,048,309	100.00	327

There were 10,159 shareholders holding less than a marketable parcel ($500) based on a market price of $32.28 at the close of trading on 3 October 2014.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Convertible Preference Shares (Westpac CPS)

Top 20 holders of Westpac CPS as at 3 October 2014

	Number of Westpac CPS	% Held
UBS Wealth Management Australia Nominees Pty Ltd	607,542	5.11
BT Portfolio Services Limited	256,028	2.15
Questor Financial Services Limited	213,450	1.79
Navigator Australia Limited	204,952	1.72
Nulis Nominees (Australia) Limited	197,268	1.66
National Nominees Limited	186,489	1.57
UCA Cash Management Fund Ltd	179,426	1.51
HSBC Custody Nominees (Australia) Limited	137,934	1.16
Netwealth Investments Limited	125,326	1.05
J P Morgan Nominees Australia Ltd	120,278	1.01
Austrust Limited	92,564	0.78
Dimbulu Pty Ltd	70,000	0.59
Mrs Linda Anne van Lieshout	60,000	0.50
RBC Dexia Investor Services Australia Nominees Pty Limited	59,176	0.50
Asgard Capital Management Ltd	50,400	0.42
Eastcote Pty Ltd	50,000	0.42
Finot Pty Ltd	50,000	0.42
JMB Pty Ltd	50,000	0.42
Randazzo C&G Developments P/L	50,000	0.42
Citicorp Nominees Pty Limited	41,018	0.34
Total of Top 20 registered holders	2,801,851	23.54

Analysis by range of holdings of Westpac CPS as at 3 October 2014

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	18,170	93.11	5,416,955	45.55
1,001	–	5,000	1,207	6.18	2,689,478	22.61
5,001	–	10,000	83	0.43	641,247	5.39
10,001	–	100,000	47	0.24	1,334,283	11.22
100,001 and over			8	0.04	1,811,642	15.23
Totals			19,515	100.00	11,893,605	100.00

There were 9 security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $99.40 at the close of trading on 3 October 2014.

2014 Westpac Group Annual Report	301

Westpac Capital Notes

Top 20 holders of Westpac Capital Notes as at 3 October 2014

	Number of Westpac Capital Notes	% Held
UBS Wealth Management Australia Nominees Pty Ltd	1,063,432	7.69
BT Portfolio Services Limited	263,624	1.91
HSBC Custody Nominees (Australia) Limited	259,779	1.88
National Nominees Limited	192,544	1.39
Citicorp Nominees Pty Limited	175,501	1.27
Zashvin Pty Ltd	150,000	1.08
J P Morgan Nominees Australia Ltd	148,828	1.08
Questor Financial Services Limited	106,237	0.77
Austrust Limited	101,863	0.74
Tandom Pty Ltd	100,000	0.72
Willimbury Pty Ltd	100,000	0.72
Vinsun Custodians Pty Ltd	90,000	0.65
Cogent Nominees Pty Limited	74,350	0.54
Netwealth Investments Limited	73,358	0.53
Navigator Australia Limited	64,541	0.47
Nulis Nominees (Australia) Limited	56,197	0.41
Bond Street Custodians Limited	54,830	0.40
Northern Metropolitan Cemeteries	50,000	0.36
Royal Freemasons Benevolent Institution	50,000	0.36
Kept Safe Pty Ltd	50,000	0.36
Total of Top 20 registered holders	3,225,084	23.33

Analysis by range of holdings of Westpac Capital Notes as at 3 October 2014

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	16,025	90.29	5,328,895	38.51
1,001	–	5,000	1,536	8.65	3,427,316	24.77
5,001	–	10,000	120	0.68	994,734	7.19
10,001	–	100,000	61	0.34	2,014,141	14.56
100,001 and over			7	0.04	2,070,604	14.97
Totals			17,749	100.00	13,835,690	100.00

There were 4 security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $99.39 at the close of trading on 3 October 2014.

302	2014 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 3 October 2014

	Number of Westpac Capital Notes 2	% Held
UBS Wealth Management Australia Nominees Pty Ltd	723,684	5.52
BT Portfolio Services Limited	473,733	3.61
Navigator Australia Limited	155,559	1.19
HSBC Custody Nominees (Australia) Limited	149,390	1.14
Invia Custodian Pty Limited	136,817	1.04
Nulis Nominees (Australia) Limited	124,890	0.95
Questor Financial Services Limited	113,984	0.87
National Nominees Limited	96,177	0.73
UCA Cash Management Fund Limited	80,969	0.62
Netwealth Investments Limited	72,961	0.56
J P Morgan Nominees Australia Ltd	72,554	0.55
Bond Street Custodians Limited	71,812	0.55
Rakio Pty Ltd	63,000	0.48
Alsop Pty Ltd	60,000	0.46
Dimbulu Pty Ltd	51,000	0.39
Bayswater Car Rental Pty Ltd	50,000	0.38
Domer Mining Co P/L	50,000	0.38
Ms Sarah Louise Haddrick	50,000	0.38
Royal Freemasons Benevolent Institution	50,000	0.38
Randazzo C&G Developments P/L	50,000	0.38
Total of Top 20 registered holders	2,696,530	20.56

Analysis by range of holdings of Westpac Capital Notes 2 as at 3 October 2014

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 2%		Westpac Capital Notes 2%
1	–	1,000	14,419	88.85	4,866,458	37.13
1,001	–	5,000	1,595	9.83	3,627,575	27.68
5,001	–	10,000	125	0.77	995,991	7.60
10,001	–	100,000	84	0.52	2,226,880	16.99
100,001 and over			5	0.03	1,388,801	10.60
Totals			16,228	100.00	13,105,705	100.00

There was 1 security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $98.15 at the close of trading on 3 October 2014.

Voting rights of Westpac CPS, Westpac Capital Notes and Westpac Capital Notes 2

In accordance with the terms of issue, holders of Westpac CPS have no right to vote at any general meeting of Westpac except in the following circumstances:

a.             on a proposal:

–  to reduce the share capital of Westpac;

–  that affects rights attached to Westpac CPS;

–  to wind up Westpac; or

–  for the disposal of the whole of the property, business and undertaking of Westpac;

b.             on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac CPS;

c.              during a period in which a dividend (or part of a dividend) in respect of Westpac CPS is in arrears; or

d.             during the winding up of Westpac.

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, holders of Westpac CPS are entitled to exercise one vote on a show of hands and one vote for each Westpac CPS held on a poll.

Holders of Westpac CPS have the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

2014 Westpac Group Annual Report	303

In accordance with the terms of issue, holders of Westpac Capital Notes and Westpac Capital Notes 2 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac CPS, Westpac Capital Notes or Westpac Capital Notes 2 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Westpac Subordinated Notes II

Westpac has received confirmation from the ASX that the ASX considers Westpac Subordinated Notes II to be debt securities for the purposes of the ASX Listing Rules. Therefore, shareholding information regarding Westpac Subordinated Notes II has not been included in this section of the Annual Report.

Domicile1 of ordinary shareholders as at 3 October 2014

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	567,178	95.19	3,050,176,243	98.10
New Zealand	24,440	4.10	42,272,845	1.36
United Kingdom	1,684	0.28	3,614,228	0.12
United States	554	0.09	1,544,069	0.05
Other overseas	2,051	0.34	11,440,924	0.37
Totals	595,907	100.00	3,109,048,309	100.00

Domicile1 of holders of Westpac CPS as at 3 October 2014

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	19,502	99.93	11,889,493	99.96
New Zealand	3	0.02	2,100	0.02
United Kingdom	4	0.02	1,225	0.01
United States	2	0.01	100	0.00
Other overseas	4	0.02	687	0.01
Total	19,515	100.00	11,893,605	100.00

Domicile1 of holders of Westpac Capital Notes as at 3 October 2014

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	17,733	99.91	13,824,518	99.92
New Zealand	2	0.01	5,250	0.04
United Kingdom	1	0.01	200	0.00
United States	1	0.01	1,980	0.01
Other overseas	12	0.06	3,742	0.03
Total	17,749	100.00	13,835,690	100.00

Domicile1 of holders of Westpac Capital Notes 2 as at 3 October 2014

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 2	Westpac Capital Notes 2
Australia	16,220	99.94	13,066,126	99.70
New Zealand	-	-	-	-
United Kingdom	1	0.01	200	0.00
United States	1	0.01	782	0.01
Other overseas	6	0.04	38,597	0.29
Total	16,228	100.00	13,105,705	100.00

1            Based on registered address of holder.

304	2014 Westpac Group Annual Report

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

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2014	35.99	30.00	33.31	26.70
September 2013	34.79	24.23	175.29	27.98
September 2012	24.99	19.00	130.63	92.34
September 2011	25.6	17.84	138.40	91.63
September 2010	28.43	20.56	133.15	87.70

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2014:
September	35.37	31.40	33.00	27.66
June	35.99	33.39	33.16	31.09
March	34.82	30.00	32.06	26.70
2013:
December	34.98	30.26	33.31	27.45
September	33.49	27.62	144.36	27.98
June	34.79	27.15	175.29	125.91
March	31.99	26.06	162.02	136.98
2012:
December	26.40	25.36	137.91	132.67
September	24.99	21.25	130.63	109.53
June	23.07	20.00	119.00	97.71
March	22.09	19.94	114.48	102.92
2011:
December	23.55	19.00	122.85	92.34
September	22.32	17.84	120.08	91.63
June	25.60	21.05	138.40	111.80
March	24.69	21.77	125.10	108.50

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2014	High	Low	High	Low
September	35.37	31.40	33.00	27.66
August	35.17	32.96	32.86	30.71
July	34.67	33.31	32.34	31.35
June	34.91	33.82	32.56	31.81
May	35.29	33.39	32.86	31.09
April	35.99	34.15	33.16	31.84

1      On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary share to one ADS representing one Westpac fully paid ordinary share.

2      Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

2014 Westpac Group Annual Report	305

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

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac’s ADS program and incurred by Westpac in connection with the program, subject to certain limits. The Depositary has also agreed to waive certain of its fees for standard costs associated with the maintenance and administration of the ADS program. The following table shows reimbursements made and fees waived during the year.

Reimbursed or Waived for 2014
Category of Expense Reimbursed to Westpac or Fee Waived	US$’000s
Investor relations	345
NYSE listing fees	145
Total	490

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

306	2014 Westpac Group Annual Report

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

–      certain individuals and entities associated with the Syrian regime; and

–      persons who have been instrumental in the Russian threat to the sovereignty and territorial integrity of Ukraine,

without the prior approval of the Minister for Foreign Affairs.

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

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote Westpac shares. All these limitations apply to the holders of the American Depositary Receipts (ADRs) evidencing ADS, issued by our Depositary in the United States.

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

2014 Westpac Group Annual Report	307

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

The American Depositary Shares (ADSs) agreement

There is a Deposit Agreement between The Bank of New York Mellon as Depositary, and us, and the record holders from time to time of all ADSs. Holders of our ADSs are subject to the foregoing limitations on the rights of non-residents or non-citizens of Australia to own or vote Westpac shares. Record holders of ADSs are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADSs and related ordinary shares as well as to the identity of any other person interested in such ADSs and related ordinary shares and the nature of such interest.

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

308	2014 Westpac Group Annual Report

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

2014 Westpac Group Annual Report	309

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

Medicare tax

In addition to regular US federal income tax, certain US holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their ‘net investment income’, which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ordinary shares.

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

310	2014 Westpac Group Annual Report

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

2014 Westpac Group Annual Report	311

Directors’ borrowing powers

Clause 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (that is, a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and for which notice has been given in accordance with the Corporations Act).

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)            if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the preceding 12 consecutive months to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the preceding 12 consecutive months, as reflected in our relevant audited consolidated financial statements; and

(ii)         if, under the Banking Act 1959 (Cth), we are directed by APRA not to pay a dividend;

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

312	2014 Westpac Group Annual Report

Additional information

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

2014 Westpac Group Annual Report	313

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2015[2]	2014	2013	2012	2011	2010
	(US$ per A$1.00)
High	0.8812	0.9705	1.0579	1.0806	1.1026	0.9714
Low	0.8675	0.8715	0.8901	0.9453	0.9594	0.8172
Average[3]	n/a	0.9155	0.9885	1.0371	1.0318	0.9003
Close (on 30 September)[4]	n/a	0.8737	0.9342	1.0388	0.9744	0.9640

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2014²	2014	2014	2014	2014	2014
	(US$ per A$1.00)
High	0.8812	0.9376	0.9352	0.9488	0.9430	0.9382
Low	0.8675	0.8737	0.9263	0.9301	0.9250	0.9215

1            The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2            Through to 24 October 2014. On 24 October 2014, the noon buying rate was A$1.00 = US$0.8812.

3            The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4            The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

314	2014 Westpac Group Annual Report

Additional information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Rebecca Lim

Rebecca Lim
Chief Compliance Officer & Group General Counsel
Dated November 3, 2014

2014 Westpac Group Annual Report	315

Information for shareholders

Financial calendar

Westpac Ordinary Shares (ASX code: WBC)

Record date for final dividend	12 November 2014[1]

Annual General Meeting	12 December 2014

Final dividend payable	19 December 2014

Financial Half Year end	31 March 2015

Interim results and dividend announcement	4 May 2015

Ex-dividend date for interim dividend	13 May 2015[3]

Record date for interim dividend	15 May 2015[2,3]

Interim dividend payable	2 July 2015[3]

Financial Year end	30 September 2015

Final results and dividend announcement	2 November 2015

Ex-dividend date for final dividend	11 November 2015[4,7]

Record date for final dividend	13 November 2015[5],7

Annual General Meeting	11 December 2015[6]

Final dividend payable	21 December 20157

[1]	Record date for 2014 final dividend in New York – 10 November 2014.
[2]	Record date for 2015 interim dividend in New York – 14 May 2015.
[3]	Dates will be confirmed at the time of announcing the 2015 interim results.
[4]	Ex-dividend date for 2015 final dividend in New York – 10 November 2015.
[5]	Record date for 2015 final dividend in New York – 12 November 2015.
[6]	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2015.
[7]	Dates will be confirmed at the time of announcing the 2015 final results.

Westpac Convertible Preference Shares (ASX Code: WBCPC)

Record date for semi-annual dividend	23 March 2015

Payment date for semi-annual dividend	31 March 2015

Record date for semi-annual dividend	22 September 2015

Payment date for semi-annual dividend	30 September 2015

Westpac Capital Notes (ASX code: WBCPD)

Record date for quarterly distribution	27 February 2015

Payment date for quarterly distribution	10 March 2015*

Record date for quarterly distribution	29 May 2015

Payment date for quarterly distribution	9 June 2015*

Record date for quarterly distribution	31 August 2015

Payment date for quarterly distribution	8 September 2015

Record date for quarterly distribution	30 November 2015

Payment date for quarterly distribution	8 December 2015

Westpac Capital Notes 2 (ASX Code: WBCPE)

Record date for quarterly distribution	13 March 2015

Payment date for quarterly distribution	23 March 2015

Record date for quarterly distribution	15 June 2015

Payment date for quarterly distribution	23 June 2015

Record date for quarterly distribution	15 September 2015

Payment date for quarterly distribution	23 September 2015

Record date for quarterly distribution	15 December 2015

Payment date for quarterly distribution	23 December 2015

Westpac Subordinated Notes (ASX code: WBCHA)

Record date for quarterly interest payment	13 February 2015

Payment date for quarterly interest payment	23 February 2015

Record date for quarterly interest payment	15 May 2015

Payment date for quarterly interest payment	25 May 2015*

Record date for quarterly interest payment	14 August 2015

Payment date for quarterly interest payment	24 August 2015*

Record date for quarterly interest payment	13 November 2015

Payment date for quarterly interest payment	23 November 2015

Westpac Subordinated Notes II (ASX code: WBCHB)

Record date for quarterly interest payment	13 February 2015

Payment date for quarterly interest payment	23 February 2015*

Record date for quarterly interest payment	14 May 2015

Payment date for quarterly interest payment	22 May 2015

Record date for quarterly interest payment	14 August 2015

Payment date for quarterly interest payment	24 August 2015*

Record date for quarterly interest payment	13 November 2015

Payment date for quarterly interest payment	23 November 2015*

*   Next business day when a payment date falls on a non-business day.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the Plaza Ballroom at the Brisbane Convention and Exhibition Centre, corner of Merivale Street and Glenelg Street, South Bank, Brisbane, on Friday, 12 December 2014, commencing at 10:00 am (Brisbane time).

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

316	2014 Westpac Group Annual Report

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
International: +61 1800 804 255
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au

New Zealand – Ordinary shares on the New Zealand branch register

Link Market Services Limited
Level 7, Zurich House

21 Queens Street

Auckland 1010, New Zealand

Postal address: P.O. Box 91976, Auckland 1142,
New Zealand
Website: www.linkmarketservices.co.nz

Shareholder enquiries:
Telephone: 0800 002 727 (toll free within New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: enquiries@linkmarketservices.co.nz

Depositary in USA for American Depositary Shares (ADS) 1

Listed on New York Stock Exchange
(code WBK - CUSIP 961214301)
The Bank of New York Mellon
PO Box 358516
Pittsburgh, PA 15252-8516, USA

ADS holder enquiries:
Telephone: 1-888-BNY-ADRS (1-888-269-2377)
(toll free number for domestic callers)
International: +1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

1     Each ADS represents one fully paid ordinary share.

2014 Westpac Group Annual Report	317

Glossary of abbreviations and defined terms

6MMA	Six month moving average

AAS	Australian Accounting Standards

AASB	Australian Accounting Standards Board

ABN	Australian Business Number

ABS	Asset-backed securities

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADRs	American Depositary Receipts

ADS	American Depositary Shares

AFS	Australian Financial Services

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual General Meeting

AIRB	Advanced Internal Ratings Based

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

APS	Australian Prudential Standard

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATMs	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transaction Reports and Analysis Centre

AUD	Australian dollar

BAC	Board Audit Committee

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BBSW	Bank Bills Swap Rate

BOSI	BOS International Australia Limited

bps	Basis points

BRCC	Board Risk and Compliance Committee

BTFG	BT Financial Group Australia

BTIM	BT Investment Management Limited

Business customer satisfaction

Source:  DBM Consultants Business Financial Services Monitor, September 2014, 6MMA. MFI customers, all businesses. The Customer Satisfaction score is an average of customer satisfaction ratings of the customer’s MFI for business banking on a scale of 0 to 10 (0 means ‘extremely dissatisfied’ and 10 means ‘extremely satisfied’)

CAD	Canadian dollar

CAPs	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

Cash EPS	Cash earnings per share

Cash EPS CAGR	Compound Annual Growth in Cash EPS

CCCFA	Credit Contracts and Consumer Finance Act 2003

CCE	Commodity, Carbon and Energy trading

CDO	Collateralised debt obligations

CDS	Credit default swap

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFAL	Capital Finance Australia Limited

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CGU	Cash-Generating Unit

CHF	Swiss franc

CLF	Committed Liquidity Facility

CLO	Collateralised loan obligations

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CRG	Customer Risk Grade

CRO	Chief Risk Officer

Customer satisfaction

Source: Roy Morgan Research, September 2014. 6MMA. MFI as defined by the customer. Satisfaction ratings are based on the relationship with the financial institution. Customers must have at least a Deposit/Transaction account relationship with the institution and are aged 14 or over. Satisfaction is the percentage of customers who answered 'Very' or 'Fairly satisfied' with their overall relationship with their MFI

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

D-SIBS	Domestic Systemically Important Banks

DVA	Debit valuation adjustment

EAD	Exposure at default

EEO Act	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPOS	Electronic Funds Transfer Point Of Sale

EMIR	European Market Infrastructure Regulations

EPS	Earnings per share

ESC	Energy Saving Certificate

ESG	Environmental, social and governance

ESP	Employee Share Plan

ESS	Energy Savings Scheme

EUR	European Union euro

FATCA	Foreign Account Tax Compliance Act

FCS	Financial Claims Scheme

FFIs	Foreign Financial Institutions

FMCA	Financial Markets Conduct Act

FMTR	Financial Markets and Treasury Risk

FOFA	Future of Financial Advice

FSB	Financial Stability Board

FTE	Full time equivalent employees

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GBP	British pound

318	2014 Westpac Group Annual Report

Glossary of abbreviations and defined terms g4

GHG	Greenhouse gas

G-SIBS	Global Systemically Important Banks

Hastings	Hastings Funds Management Limited

HKD	Hong Kong dollar

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	US International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IFRS	International Financial Reporting Standards

IGA	Intergovernmental Agreement

IRS	Internal Revenue Service

IOSCO	International Organization of Securities Commission

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

JPY	Japanese Yen

JOHCM	J O Hambro Capital Management

KMP	Key management personnel

LCR	Liquidity Coverage Ratio

LGD	Loss given default

LIASB	Life Insurance Actuarial Standards Board

LIBOR	London InterBank Offer Rate

LMI	Lenders mortgage insurance

LTI	Long-term incentive

LTI Plan	Westpac Long Term Incentive Plan

LTIFR	Lost time injury frequency rate

LVR	Loan to value ratio

MFI	Main Financial Institution

MiFID II	Markets in Financial Instruments Directive

Moody’s	Moody’s Investors Service

NaR	Net interest income-at-risk

NCOS	National Carbon Offset Standard

NII	Net interest income

NOK	Norwegian krone

NPS	Net Promoter Score

NSFR	Net Stable Funding Ratio

NYSE	New York Stock Exchange

NZ	New Zealand

NZD	New Zealand dollar

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OBR	Open Bank Resolution

OCC	Office of the Comptroller of the Currency

OFAC	Office of Foreign Assets Control

OTC	Over the counter

PD	Probability of default

PFIC	Passive foreign investment company

PNG	Papua New Guinea

PwC	PricewaterhouseCoopers

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable Energy Certificates

RISKCO	Westpac Group Executive Risk Committee

RMBS	Residential Mortgage Backed Securities

ROC	Westpac Group Remuneration Oversight Committee

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SCF	Structured Commodities Finance

SEC	US Securities and Exchange Commission

SFR	Stable Funding Ratio

SGD	Singapore dollar

SIFIs	Systemically Important Financial Institutions

SME	Small to medium enterprises

SMSF	Self Managed Super Fund

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act of 2002

SPS	Stapled Preferred Securities

SRAs	Settlement Residue Auctions

SSCM	Sustainable Supply Chain Management

St.George	St.George Banking Group

STI	Short-term incentive

The Group	Westpac Banking Corporation Group

TOFA	Taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009

2003 TPS	Trust Preferred Securities 2003

2004 TPS	Trust Preferred Securities 2004

2006 TPS	Trust Preferred Securities 2006

TSR	Total Shareholder Return

UKSS	UK Staff Superannuation Scheme

UNSC	United Nations Security Council

US	United States

USD	American dollar

US Federal Reserve	US Federal Reserve System

VaR	Value at Risk

WBC	Westpac Banking Corporation

Westpac CN	Westpac Capital Notes

Westpac CPS	Westpac Convertible Preference Shares

Westpac ranking

Refers to Westpac RBB's position relative to the other three major Australian banks (CBA, NAB, and ANZ). SBG ranking: refers to St.George Banking Group's position relative to the four major Australian banks (Westpac, CBA, NAB and ANZ)

WGP	Westpac Group Plan

Westpac RBB	Westpac Retail & Business Banking

Westpac SN II	Westpac Subordinated Notes II

WHS	Workplace Health and Safety

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WNZSHL	Westpac NZ Securitisation Holdings Limited

ZAR	South African rand

2014 Westpac Group Annual Report	319

Notes

320	2014 Westpac Group Annual Report

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 39 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 3 November 2014.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.