Form 20-F/A
period 2014-09-30
WESTPAC BANKING CORP
filed 2015-03-25
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐   No ☒

EXPLANATORY NOTE

Westpac Banking Corporation is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended September 30, 2014 (the “2014 Form 20-F”), which was originally filed with the Securities and Exchange Commission on November 12, 2014, for the sole purpose of correcting a typographical error contained in the Report of the independent registered public accounting firm contained therein. The only change in such Report is to correct the reference to 30 September 2012 in the first sentence of the Report to 30 September 2013.

This Amendment No. 1 speaks as of the filing date of the 2014 Form 20-F on November 12, 2014. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2014 Form 20-F, or reflect any events that have occurred after the 2014 Form 20-F was originally filed.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2014 and 30 September 2013, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying financial statements. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

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

PricewaterhouseCoopers

Sydney

3 November 2014

Item 19. Exhibits Index

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

15.	Auditor consent dated 25 March 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Rebecca Lim

Rebecca Lim
Chief Compliance Officer & Group General Counsel
Dated 25 March, 2015