Form 20-F
period 2015-09-30
WESTPAC BANKING CORP
filed 2015-11-10
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015

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
Attention: Branch Manager, telephone number: (212) 551-1800

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 3.0% Notes due December 9, 2015, 0.95% Notes due January 12, 2016, 1.050% Notes due November 25, 2016, Floating Rate Notes due November 25, 2016, 1.20% Notes due May 19, 2017, Floating Rate Notes due May 19, 2017, 2.0% Notes due August 14, 2017, 1.50% Notes due December 1, 2017, Floating Rate Notes due December 1, 2017, 1.60% Notes due January 12, 2018, 4.625% Subordinated Notes due 2018, 1.55% Notes due May 25, 2018, Floating Rate Notes due May 25, 2018, 2.25% Notes due July 30, 2018, Floating Rate Notes due July 30, 2018, 2.25% Notes due January 17, 2019, Floating Rate Notes due January 17, 2019, 4.875% Notes due November 19, 2019, 2.30% Notes due May 26, 2020 and notes issued under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,183,907,786 fully paid

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

Yes ☐     No ☒

Westpac Group

2015 Annual Report

US Form 20-F

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	6
Information on Westpac	7
Business strategy	7
Westpac’s approach to sustainability	10
Five year non-financial summary	12
Outlook	14
Significant developments	15
Corporate governance	22
Directors’ report	39
Remuneration Report	53
Section 2	81
Five year summary	82
Reading this report	83
Review of Group operations	85
Income statement review	87
Balance sheet review	94
Capital resources	98
Commitments	100
Divisional performance	101
Westpac Retail & Business Banking	103
St.George Banking Group	104
BT Financial Group (Australia)	105
Westpac Institutional Bank	108
Westpac New Zealand	109
Other divisions	110
Risk and risk management	116
Risk factors	116
Risk management	123
Credit risk	123
Liquidity risk	124

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

Market risk	125
Operational risk and compliance risk	126
Other risks	127
Other Westpac business information	130
Section 3	133
Financial statements	134
Notes to the financial statements	140
Statutory statements	267
Section 4	273
Shareholding information	274
Additional information	287
Information for shareholders	292
Glossary of abbreviations and defined terms	295

2015 Westpac Group Annual Report	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	82, 87, 94-96, 290
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	116-122
Item 4.	Information on Westpac
	History and development of Westpac	7, 14-21
	Business overview	7-10, 14-21
	Organisational structure	8-9, 246-248
	Property, plants and equipment	130
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	85-99, 101-115
	Liquidity and capital resources	98-100, 124-125, 127-129
	Research and development, patents and licences etc.	Not applicable
	Trend information	87-98, 101-115
	Off-balance sheet arrangements	129
	Tabular disclosure of contractual obligations	100
	Safe harbor	83
Item 6.	Directors, senior management and employees
	Directors and senior management	39-47, 48-50
	Compensation	53-78, 259-261
	Board practices	24-42
	Employees	130
	Share ownership	48-50, 259-261, 274
Item 7.	Major shareholders and related party transactions
	Major shareholders	274-280
	Related party transactions	130-131, 259-261
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	133-271
	Significant changes	15-19, 264-265
Item 9.	The offer and listing
	Offer and listing details	281
	Plan of distribution	Not applicable
	Markets	292-293
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2015 Westpac Group Annual Report

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	287-289
	Material contracts	130
	Exchange controls	283-284
	Taxation	284-286
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	289
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	125-126, 216-219, 232
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	282

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	129, 267, 270-271
Item 16A.	Audit committee financial expert	32
Item 16B.	Code of ethics	28-30
Item 16C.	Principal accountant fees and services	32, 259
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	99-100, 242-245
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	22
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	133-265
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2015, 2014 and 2013		134
Consolidated balance sheets as at 30 September 2015 and 2014		136
Consolidated statements of comprehensive income for the years ended 30 September 2015, 2014 and 2013		135
Consolidated statements of cash flows for the years ended 30 September 2015, 2014 and 2013		139
Notes to the financial statements		140-265
Management’s report on the internal control over financial reporting		267
Report of independent registered public accounting firm		268-271

2015 Westpac Group Annual Report	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	94, 161-163
Analysis of net interest earnings	88-89, 161-163
Volume and rate movement	88, 161-163
Part II Investment portfolio
Book value of investments	164-165
Maturity profile	165, 214-216
Book value and market value > 10% of shareholders	164-165
Part III Loan portfolio
Types of loans	166-167
Maturities and sensitivities of loans to changes in interest rates	168
Risk elements
Non-accrual, past due and restructured loans	97-98, 206-209
Potential problem loans	97-98
Foreign outstandings	124
Loan concentrations	123
Other interest bearing assets	164-165, 202-204
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	169-172
Allocation of the allowance for loan losses	169-172
Part V Deposits	174-175
Part VI Return on equity and assets	82-95
Part VII Short-term borrowings	176-177

4	2015 Westpac Group Annual Report

Guide 3 cross-reference index

This page is intentionally left blank

2015 Westpac Group Annual Report	5

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

We have branches, affiliates and controlled entities2 throughout Australia, New Zealand, Asia and the Pacific region, and maintain branches and offices in some of the key financial centres around the world3.

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

As at 30 September 2015, our market capitalisation was $95 billion4 and we had total assets of $812 billion.

Business strategy

Westpac’s vision is ‘To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow’.

Our strategy seeks to deliver on this vision by providing superior returns for our shareholders, building deep and enduring customer relationships, being a leader in the community and being a place where the best people want to work.

In delivering on our strategy we are focussed on our core markets, including Australia and New Zealand, where we provide a comprehensive range of financial products and services that assist us in meeting the financial services needs of our customers. With our strong position in these markets, and over 13 million customers5, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.

[1]	A consumer is defined as a person that uses our products and services. It does not include business entities.

[2]	Refer to Note 35 to the financial statements for a list of our material controlled entities as at 30 September 2015.

[3]	Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

[4]	Based on the closing share price of our ordinary shares on the ASX as at 30 September 2015.

[5]	All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2015.

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

As part of our service-focussed strategy, in 2015 we embarked on a service revolution for our customers. This program is a substantial step-up in our strategy seeking to: provide a truly personal service for customers while better anticipating their needs; put customers in control of their finances; and innovate and simplify to reinvent the customer experience.  As part of our multi-year transformation, we implemented a new operating structure to increase clarity of accountability for transformation while simplifying and speeding up decision making.

We also recognise that digitisation is occurring at an accelerated pace and customer behaviours are changing. The service revolution responds to these trends with the support of digital technologies. This includes new services that make banking available 24/7 such as smart ATMs and our new online/mobile platform, Westpac Live. It extends to new banking apps that provide greater flexibility for customers to choose how to manage their finances, and it includes using digitisation to simplify our processes to provide a better customer experience. With market leading front-end systems, we are now focussed on aligning our technology architecture to our service strategy.

Sustainability is part of our strategy where we seek to anticipate and shape the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. Our approach seeks to make sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

Supporting our customer focussed strategy is a strong set of company-wide values, which are embedded in our culture. These are:

▪   delighting customers;

▪   one team;

▪   integrity;

▪   courage; and

▪   achievement.

2015 Westpac Group Annual Report	7

Strategic priorities

To meet the challenges of the current environment and deliver on our strategy, we have established clear strategic priorities:

a) Performance discipline

▪   to be the region’s best performing bank;

▪   manage the business in a balanced way across strength, growth, return and productivity;

▪   maintain strong levels of capital, to meet the needs of all our stakeholders and requirements of regulators;

▪   continue to enhance our funding and liquidity position, including ensuring a diversity of funding pools and optimising the composition of customer deposits; and

▪   maintain a high quality portfolio of assets, coupled with strong provisioning.

b) Service leadership

▪   provide a seamless customer experience across all channels;

▪   deepen relationships through context-based customer experiences; and

▪   acquire new customers by making it simpler, easier and better for people to bank with us.

c) Digital transformation

▪   create a 21st century, digitised bank with multi-brand capabilities;

▪   simplify products and processes by digitising end-to-end; and

▪   drive efficiency opportunities from digitisation and consolidation of systems.

d) Targeted growth

▪   pursue growth opportunities; and

▪   focus on stronger growth in small to medium enterprise, wealth and Asia.

e) Workforce revolution

▪   focus on a customer service, high performance workforce and culture;

▪   strengthen the skills of our people to better serve customers and meet their complete financial needs;

▪   empower our people to drive innovation, deliver new and improved ways of working and be responsive to change; and

▪   continue to enhance the diversity of our workforce.

Organisational structure

Our operations comprise five primary customer-facing business divisions operating under multiple brands serving around 13 million customers. Although Westpac announced in June 2015 that it would implement a new organisational structure for its Australian retail and business banking operations, up to 30 September 2015, the accounting and financial performance continued to be reported (both internally and externally) on the basis of the existing structure. That structure is as follows:

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

St.George Banking Group (St.George) is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. RAMS is a financial services group specialising in mortgages and online deposits. Activities are conducted through St.George’s network of branches, third-party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, automotive and equipment finance, financial markets, property finance and wealth specialists.

BT Financial Group (BTFG) is Westpac’s Australian wealth division. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms including BT Wrap and Asgard, private banking, financial planning as well as equity capability and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Select, Licensee Select, Securitor and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac. In June 2015, Westpac announced the partial sale of its interest in BT Investment Management (BTIM). Following completion of the sale, Westpac’s holding in BTIM decreased from 59.1% of BTIM’s issued capital to 31.0%.

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand; this includes a growing customer base in Asia. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, the United States and the United Kingdom.

8	2015 Westpac Group Annual Report

Information on Westpac

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

Other divisions in the Group include:

▪   Westpac Pacific, which provides banking services for retail and business customers in three Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG) and Vanuatu. In July 2015, Westpac announced that it had sold its banking operations in Samoa, Cook Islands and Tonga to the Bank of South Pacific Limited (BSP).

On 30 October 2015, Westpac sold its banking operations in the Solomon Islands to BSP. Westpac Pacific’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products;

▪   Customer & Business Services, which encompasses banking operations, customer contact centres, product, marketing, compliance, legal and property services;

▪   Group Technology, which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

▪   Treasury, which is primarily focussed on the management of the Group’s interest rate risk and funding requirements; and

▪   Core Support, which comprises those functions performed centrally, including finance, risk and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division, and management’s discussion and analysis of business division performance.

For a description of the new organisational structure for Australian retail and business banking, see ‘Significant developments – new organisational structure’.

2015 Westpac Group Annual Report	9

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

Our sustainability principles

In line with AA1000, we have adopted the Standard’s three key principles:

▪   involving all stakeholders in developing our strategy -Inclusivity;

▪   evaluating all issues identified to determine the impact they may have on our stakeholders and our operations -  Sustainability materiality; and

▪   ensuring our decisions, actions and performance, as well as our communication with stakeholders, are responsive to the issues identified – Responsiveness.

Inclusivity

Our approach to inclusivity during 2015 has included:

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

Sustainability materiality

As part of our annual materiality review we identify, prioritise and define issues according to their impact on our stakeholders and our business. These issues are reviewed externally and internally and are assessed by Ernst & Young as part of their assurance. Material issues identified in 2015 include:

▪   the need to respond to changing customer expectations;

▪   the effect of digitisation on the way customers and businesses interact and do business;

▪   new regulatory requirements that are shaping the financial services industry; and

▪   the importance of understanding and managing environmental, social and corporate governance risks within our value chain.

Responsiveness

The issues identified during our materiality review directly inform the development of our responses, objectives and performance measures.

In addition to the sustainable business practices embedded in our day to day activities (such as sustainable lending practices, community investment and evolving the way we interact with and serve our customers), we continue to track our progress against the sustainability strategy, which guides our efforts for 2013–2017.

As part of the strategy, we have set 10 measurable objectives in three priority areas, which are to:

▪   help improve the way people work and live, as our society changes;

▪   help find solutions to environmental challenges; and

▪   help our customers to have a better relationship with money, for a better life.

During 2015 we have updated the targets within our sustainability strategy, reflecting stakeholder feedback, to include:

▪   additional metrics to provide a more complete picture of our environmental performance, including a greenhouse gas emissions target for retail and commercial property and water and waste reduction targets;

▪   a higher threshold for determining the green buildings included in our target for lending and investment to the CleanTech and environmental services sector, in line with industry trends; and

▪   a new target to recruit 500 additional Indigenous Australians by 2017.

10	2015 Westpac Group Annual Report

Information on Westpac

Performance against sustainability objectives1

Priority	Objectives	Full year 2015 performance

Help improve the way people work and live as our society changes	Ensure our workforce is representative of the community.	▪ Increased women in leadership[2] to 46%, up from 44% in 2014. ▪ Recruited an additional 150 Indigenous Australians. ▪ Participation of mature age workers (50+) is 20.8%, down from 20.9% one year ago.

Extend length and quality of working lives.

▪          Employee mean retirement age has remained steady at 61.6 years. The Group has continued to promote flexible working including training for people leaders and the creation of online training and tools to support a gradual transition to retirement.

▪          A Wellbeing Policy was developed for the Group.

Anticipate the future product and service needs of ageing and culturally diverse customers.

▪          Launched BTFG’s ‘Changing the Face of Advice’ program in October 2014, incorporating the Adviser View register with planner qualifications and customer ratings. The program also covers higher minimum educational and ethical standards for all BTFG planners and the launch of an Advice Commitment customer charter. The intent of the program is to give Australians access to better information on financial planning and planners.

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges.	▪ Since 2013 launched five unique product/services, including the issuance of a green bond in September 2015 to directly fund renewable and green building projects in Australia.

Increase lending and investment in CleanTech and environmental services.

▪          Following the introduction of a higher threshold for green buildings in line with industry trends, total TCE for the CleanTech and environmental services sector is $6.1 billion, still ahead of our $6 billion target by 2017.

▪          60.7% of total energy financing is directed to renewable energy generation (including hydro, wind and solar).

Reduce our environmental footprint.

▪          Maintained carbon neutrality.

▪          Achieved our power use effectiveness and energy efficiency targets of 1.7PUE and 197kWh/m2 respectively.

▪          Recycling rates in Sydney head offices improved to 61%, tracking ahead of target.

▪          Reached our stretch target of a 15% reduction in office paper two years ahead of schedule.

Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement.	▪ 1,588 customer facing employees hold an externally recognised wealth accreditation, 90% against target.

Help our customers meet their financial goals in retirement.

▪          The take-up of superannuation and retirement offers has been impacted by regulatory changes affecting the industry, including the Future of Financial Advice reforms. A new customer engagement and retention program commenced during the year.

	Increase access to financial services.	▪ Met the Group’s 2015 target for Westpac Pacific with over 292,000 net basic banking accounts. In-store transaction volumes were over 391,000 and mobile banking activations over 58,000.

Help people gain access to social and affordable housing and services.

▪          Loaned more than $1.0 billion to the social and affordable housing sector as at 30 September 2015, up from $0.82 billion as at 30 September 2014.

▪          Construction commenced on 275 new affordable homes as part of the Group’s largest single community housing finance.

1           All results as at 30 September 2015 except environmental footprint which is as at 30 June 2015.

2           Women in leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

2015 Westpac Group Annual Report	11

Five year non-financial summary1

	2015	2014	2013	2012	2011
Customer
Total customers (millions)[2]	13.1	12.8	12.2	11.8	11.5
Digitally active customers (millions)[3]	4.9	4.7	4.2	4.0	3.7
Branches	1,429	1,534	1,544	1,538	1,532
Branches with 24/7 capability (%)[4]	22	15	-	-	-
Number of ATMs	3,850	3,890	3,814	3,639	3,544
Smart ATMs (%)[5]	31	24	17	-	-
Net Promoter Score (NPS) Australia - consumer[6]	1.1	0.9	(2.4)	(7.7)	(7.7)
Net Promoter Score (NPS) Australia - business[6]	(0.7)	1.2	(5.3)	(10.8)	(7.0)
Net Promoter Score (NPS) NZ - consumer[6]	+5	+2	+8	+9	n/a3
Change in consumer complaints (%) - Australia	(31)	(27)	(15)	-	-
Change in consumer complaints (%) - NZ	(22)	(19)	(16)	-	-
Products per customer[7]	2.98	2.96	3.00	2.84	-
Wealth customer penetration (%)[8]	19.7	20.0	18.7	18.4	17.0

Employees
Total core (permanent) full time equivalent staff (number at financial year end)	32,620	33,586	33,045	33,418	33,898
Employee Voluntary Attrition (%)[9]	10.6	9.8	9.8	9.9	11.5
New Starter Retention (%)[10]	85.3	88.0	86.7	84.8	84
High Performer Retention (%)[11]	95.0	95.8	95.7	95.9	95.3
Lost Time Injury Frequency Rate (LTIFR)[12]	0.8	1.1	1.5	1.9	2.5
Women as a percentage of the total workforce (%)	59	59	60	61	61
Women in Leadership (%)[13]	46	44	42	40	38

Environment
Total Scope 1 and 2 emissions - Aust and NZ (tonnes CO2-e)[14]	173,437	175,855	180,862	183,937	184,124
Total Scope 3 emissions - Aust and NZ (tonnes CO2-e)[15]	67,959	73,871	85,013	91,855	57,163
Paper Consumption - Aust and NZ (tonnes)[16]	4,857	5,334	5,762	-	-

Responsible lending and investment
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%) [17]	61	59	55	52	45
Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh)[18]	0.38	0.41	0.44	-	-
Finance assessed under the Equator Principles - Group ($m)[19]	1,065	851	268	1,140	383
Responsible Investment Funds Under Management ($m)[20]	15,017	-	-	-	-

Social impact
Community investment ($m)[21]	116	217	131	133	155
Community investment as a percentage of pre-tax profits - Group (%)	1.04	2.02	1.33	1.50	1.82
Community investment as a percentage of pre-tax operating profit (cash earnings basis)	1.02	1.99	1.28	1.41	1.72
Financial education (participants)[22]	60,342	49,812	32,577	36,182	42,109

Supply chain
Top suppliers self-assessed - Australia (%)[23]	100	100	98	94	92
Spend with Indigenous suppliers - Australia ($ million)[24]	1.2	-	-	-	-

12	2015 Westpac Group Annual Report

Information on Westpac

1           All data represents Group performance as at 30 September 2015 unless otherwise stated.

2           All customers with an active relationship (excludes channel only and potential relationships).

3           Refers to the number of customers registered for online banking and who have signed in online within the last 90 days as at 30 September.

4           Branches with 24/7 capability allowing customers to self-serve (for cash deposits and withdrawals) via a range of devices.

5           ATMs with deposit taking functionality. Excludes old style envelope deposit machines.

6           Net Promoter Score (NPS) measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking.  Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld. For retail banking, using a scale of 1 to 10 (1 means ‘very unlikely’ and 10 means ‘very likely’), the 1-6 raters (detractors) are deducted from the 9-10 raters (promoters). For business banking, using a scale of 0 to 10 (0 means ‘extremely unlikely’ and 10 means ‘extremely likely’), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters). NPS Consumer: Australia source - Roy Morgan Research, September 2011 – 2015, 6MMA. Westpac Group, Main Financial Institution (as defined by the customer). Consumers aged 14 or over; NZ source - NZ Retail market monitor provided by Camorra Research. NPS Business: Australia source: DBM Consultants Business Financial Services Monitor, September 2011 – 2015, 6MMA. Westpac Group, MFI customers, all businesses.

7           Roy Morgan Research, Respondents aged 18+, 6 month rolling average, September 2015. Products Per Customer (PPC) results are based on the total number of ‘Banking and Finance’ products from the ‘Institution Group’ held by a ‘Retail and Business Banking (RBB)’ customer. The figure is calculated by dividing the total number of Banking and Finance products held by ‘Retail and Business Banking (RBB)’ customers at the Institution Group by its total ‘Retail and Business Banking (RBB)’ number of customers.

8           Data based on Roy Morgan Research, Respondents aged 14+. 12 month average to September 2015. Wealth penetration is defined as the proportion of Australians who have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with a Banking Group and also have Managed Investments, Superannuation or Insurance with the same Banking Group.

9           Employee Voluntary Attrition refers to the total voluntary separation of permanent employees over the 12 month average total permanent headcount for the period (includes full time, part time and maximum term employees). 2015 data includes Westpac Pacific (excluded in prior years).

10       Voluntary New Starter retention over the 12 month rolling New Starter headcount for the period (includes full time and part time permanent employees). Excludes Westpac Pacific.

11       Voluntary High Performer Retention over the 12 month rolling High Performer headcount for the period (includes full time, part time permanent and maximum term employees). Excludes Westpac Pacific.

12       Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Excludes Westpac Pacific.

13       Women in Leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. 2015 data includes Westpac Pacific (not included in prior years).

14       Scope 1 greenhouse emissions are the release of greenhouse gases into the atmosphere as a direct result of Westpac’s Australian and New Zealand banking operations. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from Westpac’s Australian and New Zealand banking operations. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007. New Zealand data is prepared in accordance with the Guidance for Voluntary Corporate Greenhouse Gas Reporting published by the New Zealand Ministry for the Environment. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

15       Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

16       Total copy paper purchased (in tonnes) by the Westpac Group as reported by its suppliers.

17       Measured as the percentage of indirect and direct financing (TCE) to energy generation assets in the Australian and New Zealand electricity markets.

18       Data is based on the reported exposures to energy generation (AUD lending only). The average financed carbon intensity is calculated by weighting each loan (total committed exposures) by the carbon intensity of each company.

19       The Equator Principles are a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

20       BTFG funds applying an environmental, social and governance (ESG integration) approach. Data prior to 2015 not available due to change in reporting methodology.

21       This amount includes monetary contributions, time contributions, management costs and in-kind contributions comprising gifts and foregone fee revenue. The 2014 figure includes Westpac’s $100 million contribution to the Westpac Bicentennial Foundation.

22       Refers to the number of attendees (employees, customers and general public) at financial education courses and who access training courses offered by the Westpac Group. Excludes keynote presentations offered by the Davidson Institute.

23       Refers to suppliers in our top 80 by spend.

24       Annual spend with businesses that are 51% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation.

2015 Westpac Group Annual Report	13

Competition

The Westpac Group operates in a highly competitive environment across the regions in which we do business.

We serve the banking, wealth and risk management needs of customer segments from consumers to small businesses through to large corporate and institutional clients. The Westpac Group competes with other financial services industry players for customers, covering their transacting, saving, investing, protecting and borrowing needs with a wide set of products and services. Our competitors range from large global organisations with broad offerings to entities more focussed on specific regions or products. Our competitors include financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies and internet-based financial services providers. We operate in an environment where digital innovation is changing the competitive landscape and there are new competitors emerging from other sectors, including retail, technology and telecommunications.

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

▪   digital and technology solutions; and

▪   the talent and experience of our employees.

In Australia, we have seen competition for deposits continue to be driven in part by clearer global regulatory requirements for liquidity management and balance sheet composition. Banks and other financial institutions also seek to achieve a higher proportion of high quality deposit funding as credit rating agencies and debt investors look for strong balance sheet positions in their assessment of quality institutions.

Competition for lending is also expected to remain high. At the same time, businesses and consumers are cautious about the global outlook and continue to reduce debt. The residential mortgage market continues to be highly competitive, with market participants seeking to maintain or expand their market share using price. This is expected to continue. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

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

Outlook1

The Australian economy had another year of below trend growth as it continued to be buffeted by a slowdown in mining investment and a sharp fall in its terms of trade. At the same time, a cautious approach from households and businesses combined with governments seeking to reduce debt, has further limited growth.

The international outlook also softened over the year. Growth in China has been slower than most expected at the beginning of the year, and that slowdown has been a key catalyst to the fall in global commodity prices. With excess capacity in many industries, China’s growth rate seems set to slow further next year. In contrast, the US economy has lifted somewhat more quickly than anticipated with improved growth prospects expected to carry through to next year. Europe seems to have stabilised with a low, but nevertheless positive, growth outlook.

Within Australia, the 2016 outlook is for a modest lift in the real GDP growth rate back to trend which we now assess at around 2.75%. That compares with growth of around 2.2% over the last year.

The anticipated lift in the GDP growth rate reflects expectations for some improvement in household spending growth, non mining investment and exports. Partially offsetting these factors is expected to be a further contraction in mining investment and a smaller contribution from residential construction as residential investment peaks. These forecasts are predicated upon some further weakness in the Australian dollar; ongoing record low interest rates; and a stable year for Australia’s terms of trade.

A bright spot will be the ongoing recovery in Australia’s net exports of services which are benefitting from the more competitive Australian dollar. These sectors, along with health and professional services, are boosting jobs growth. Lead indicators point to the unemployment rate initially stabilising before drifting lower as economic growth improves.

Price pressures are expected to remain benign with core CPI inflation remaining well controlled and wages growth subdued. This backdrop is likely to be consistent with interest rates remaining around the current record lows.

Given this economic backdrop, financial system credit growth is expected to remain around current levels although there will be some modest rebalancing as property related growth slows in favour of other forms of business borrowing.

Growth in funds management is expected to remain solid as population growth and an ageing population continues to direct more savings to superannuation in preparation for retirement.

1           All data and opinions under ‘Outlook’ are generated by our internal economists and management.

14	2015 Westpac Group Annual Report

Information on Westpac

For Westpac, our five strategic priorities will continue to be our focus in the period ahead and assist in delivering on our service revolution. These include:

▪   maintaining our performance disciplines – continuing to be prudent in the management of capital, seeking to maintain our ROE above 15%, and strength in our capital, funding and liquidity positions;

▪   through service leadership, grow customer numbers by 1 million from 2015 to 2017 while also increasing the number (on average) of products each customer holds;

▪   digital transformation is utilising technology to materially improve efficiency and reduce the Group’s cost to income ratio to below 40% over the next 3 years;

▪   wealth, small and medium business enterprises and Asia continue to be our areas of targeted growth. These include our investment in a new wealth platform, called Panorama, and making business banking specialists more accessible through video conferencing technologies; and

▪   through our workforce revolution priority, we are seeking to build a stronger and more diverse workforce where the best people want to work.

The financial services industry continues to be under significant regulatory change.  Globally this includes the expected release of a revised capital framework by the Basel Committee on Banking Supervision while locally we also continue to expect further regulatory change.  Given the strength of our business, and our balance sheet, in both absolute terms and relative to peers, we are well placed to respond to any additional regulatory change.

Looking ahead, with our strong positioning, disciplined growth and solid operating performance across all divisions, combined with good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sustainable outcomes to shareholders.

Significant developments

Corporate significant developments

Appointment of new Chief Executive Officer

On 13 November 2014, Westpac announced the retirement of Gail Kelly as Chief Executive Officer effective 1 February 2015. The Westpac Board appointed Brian Hartzer as the Group’s CEO from 2 February 2015. Mr Hartzer was part of the Group’s executive team and was formerly the Chief Executive, Australian Financial Services, responsible for the Westpac Group’s retail, business banking and wealth businesses.

Inquiry into Australia’s Financial System

On 20 November 2013, the Federal Government formally announced the appointment of Mr David Murray AO to head an inquiry into Australia’s financial system (FSI).

The FSI’s terms of reference, announced on 20 December 2013, charged the FSI with examining how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth. Recommendations were to be aimed at fostering an efficient, competitive and flexible financial system, consistent with financial stability, prudence, public confidence and capacity to meet the needs of users.

The FSI’s Final Report made 44 recommendations relating to a broad number of matters across the financial sector. Westpac supported the majority of the recommendations during the Government’s consultation process, which was completed on 31 March 2015.

On 20 October 2015, the Government announced its formal response to the FSI’s recommendations. The Government endorsed the overwhelming majority of the recommendations across the five key areas the FSI considered: Resilience; Superannuation; Innovation; Consumer Outcomes; and the Regulatory System.

The Government will establish a number of consultation processes to consider detailed implementation. Westpac will continue to actively contribute to these ongoing consultations, which we expect to continue for a number of years.

FSI’s recommendations on bank capital

The Government’s response endorsed APRA’s actions to date in implementing the FSI’s capital-related recommendations, and confirmed APRA’s responsibility for the implementation of the remaining capital proposals.

To date, APRA has formally responded to two of the FSI’s recommendations. On 13 July 2015 APRA released the results of a study comparing the capital position of the Australian major banks against a group of international banking peers. The study was conducted by APRA in response to Recommendation 1 of the FSI that proposed Australian bank capital ratios should be in the top quartile of global peers to demonstrate the banks are ‘unquestionably strong.’

APRA’s study confirmed that the Australian major banks are well capitalised. Based on capital adequacy ratios as at 30 June 2014, the study found that the major banks would need to increase their capital adequacy ratios by at least 200 basis points to be comfortably positioned in the top quartile of their international peers over the medium to long term. In response, Westpac is undertaking a fully underwritten, pro rata accelerated renounceable entitlement offer to raise approximately $3.5 billion of ordinary equity, which will add approximately 100 basis points to Westpac’s Common Equity Tier 1 (CET1) capital ratio. Earlier this year, Westpac also completed a partial sale of its shareholding in BTIM, which increased Westpac’s CET1 capital ratio by 15 basis points. These developments are discussed in further detail below.

On 20 July 2015, APRA announced an interim change to how risk weighted assets (RWA) will be calculated on Australian residential mortgages for banks that use the Advanced Internal-Ratings Based (IRB) approach to credit risk. This change was in response to Recommendation 2 of the FSI regarding the differential in mortgage capital requirements between Advanced IRB and Standardised banks. The outcome of this change is expected to lead to the ratio of mortgage RWA to mortgage exposures for the Group increasing to approximately 25%, with an effective date of 1 July 2016.

Further changes relevant to regulatory capital requirements for Australian banks were also proposed by the FSI and are likely to result from current international regulatory reviews being undertaken by the Basel Committee on Banking

2015 Westpac Group Annual Report	15

Supervision (BCBS) and the Financial Stability Board (FSB) considering leverage ratios, risk weight models for Advanced and Standardised banks, and Total Loss Absorbing Capacity (TLAC) for Global Systemically Important Banks (G-SIBs). The final outcomes of these reviews remain uncertain. APRA will be responsible for interpreting these international developments to Australia’s circumstances and their final impact will depend on APRA’s implementation.

Share entitlement offer

On 14 October 2015, Westpac announced it was undertaking a fully underwritten, pro rata accelerated renounceable entitlement offer to raise approximately $3.5 billion of ordinary equity. The equity raised will add approximately 100 basis points to Westpac’s CET1 capital ratio and will place Westpac’s CET1 capital ratio within the top quartile of banks globally, with a CET1 capital ratio of over 14% on an internationally comparable basis1. The capital raised responds to changes in mortgage risk weights that will increase the amount of capital required to be held against mortgages by more than 50%, with the increased regulatory requirement to be applied from 1 July 2016. To support the offer, Westpac also announced its unaudited preliminary Full Year 2015 result.

Interim DRP and partial DRP Underwrite

On 4 May 2015, Westpac announced that it would satisfy the dividend reinvestment plan (DRP) for the 2015 interim dividend by issuing Westpac ordinary shares at a 1.5% discount. Westpac also entered into an agreement to have the DRP on the 2015 interim dividend partially underwritten. Approximately $2 billion worth of Westpac ordinary shares were issued under the DRP and the partial DRP underwrite, which raised our CET1 capital ratio by 57 basis points.

Issue of Westpac Capital Notes 3

On 8 September 2015, Westpac, through its London branch, issued approximately $1.32 billion of securities known as Westpac Capital Notes 3, which qualify as Additional Tier 1 capital of Westpac under APRA’s capital adequacy framework.

Changes to accounting for technology investment spending

At its Strategy Update on 7 September 2015, Westpac announced that, in light of the Group’s revised technology and digital strategy, the rapid changes in technology, and evolving regulatory requirements, it was reviewing the accounting approach applied to investment spending. On 6 October 2015, Westpac announced that this review had been completed, resulting in various accounting changes. The balance sheet impact of these changes has seen a reduction in the technology assets balance of $505 million (pre-tax) reported as an expense in the Full Year 2015 statutory results. This has been excluded from cash earnings.

Sale of Westpac operations in four Pacific Island Nations

On 14 July 2015, Westpac announced the completion of the sale of its banking operations in the Cook Islands, Samoa and Tonga to BSP for $91 million. On 30 October 2015, Westpac completed the sale of its banking operations in the Solomon Islands for $23.6 million.

[1]	The basis of the internationally comparable CET1 capital ratio aligns with the APRA study titled ‘International capital comparison study’ dated 13 July 2015.

The proposed sale of Westpac’s Vanuatu operations has not yet proceeded. Given the impact of Cyclone Pam in Vanuatu, the Reserve Bank of Vanuatu decided that now is not the time for a change of ownership in the country’s banking sector.

Partial sale of BTIM

On 16 June 2015, Westpac announced its intention to undertake a partial sale of its shareholding in BTIM by way of an Institutional Offer and a Retail Offer. The fully-underwritten Institutional Offer and Retail Offer resulted in the sale of 55 million and 27 million BTIM shares respectively at a price of $8.20 a share. Following completion of the sale, Westpac’s holding in BTIM decreased from 59.1% of BTIM’s issued capital to 31.0% and Westpac’s CET1 capital ratio increased by 15 basis points.

New organisational structure

On 10 June 2015, Westpac announced a new, simplified organisational structure for its Australian retail and business banking operations designed to accelerate the Group’s customer focussed strategy. Under the new structure, two new divisions have been created:

▪   Consumer Bank – responsible for all consumer banking products and services under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands; and

▪   Commercial & Business Bank – responsible for serving small and medium enterprises, commercial and agri-business customers, as well as asset and equipment finance. Specialist business bankers will continue to operate under their respective brands.

Each of these new divisions will be responsible for improving the end-to-end service experience of their respective customer segments and will have dedicated product, marketing and digital capabilities.

Litigation

Since 2011, Westpac has been served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold, pending further developments in the litigation against one of those other banks. In April 2015, the Full Court of the Federal Court unanimously found all of the exception fees charged by that other bank to be lawful. The plaintiffs are currently appealing certain aspects of that judgment to the High Court of Australia. The appeal is scheduled to be heard in February 2016.

Tax developments

On 30 March 2015, the Australian Government released a Tax Discussion Paper that considers all aspects of the Australian tax system. It is intended to initiate debate on the future of Australia’s tax system. A public consultation process has commenced and is expected to continue over the next 12-18 months. The Discussion Paper does question the ongoing effectiveness of the dividend imputation system but it does not contain any recommendations or details of any proposed reforms. The impact of any changes to Westpac, its shareholders and customers cannot be determined until further details are released and any changes to the law made.

16	2015 Westpac Group Annual Report

Information on Westpac

Regulatory significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the BCBS and the FSB include:

Global Systemically Important Financial Institutions (G-SIFIs)

Each year in November the FSB publishes the list of identified G-SIBs and specifies the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB. However the BCBS has issued a framework for extending the SIFIs requirements to domestic systemically important banks (D-SIBs).

Capital

In 2010, the BCBS outlined the Basel III capital framework for banks globally as follows:

▪   an increase in the minimum common equity requirement from 2.0% to 4.5%;

▪   an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

▪   a capital conservation buffer at 2.5%, to be met with common equity; and

▪   a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital.

APRA’s adoption of the framework has required Australian Authorised Deposit-taking Institutions (ADIs) such as Westpac to meet the above minimum capital requirements from 1 January 2013 and the capital conservation buffer in full from its introduction date of 1 January 2016. In December 2013 APRA released its approach for implementing a D-SIB framework in Australia. Westpac is one of four Australian banks which APRA has identified as a D-SIB. APRA has proposed that each D-SIB, including Westpac, will have to meet a higher loss absorbency requirement of 1% to be met by common equity. The 1% requirement will be added to the capital conservation buffer effectively increasing the buffer from 2.5% to 3.5%. The countercyclical buffer is not currently required.

Westpac’s current capital levels are already above the regulatory requirement that will apply from 1 January 2016 (including the 3.5% capital conservation buffer).

Increased loss absorbency

In November 2014 the FSB issued a consultation paper for enhancing the Total Loss Absorbing Capacity (TLAC) for G-SIBs to operate alongside the Basel III capital requirements. These proposals form part of the G20’s initiatives aimed at ‘Ending too-big-to-fail’ and ensuring that the resolution of a failing G-SIFI can be carried out without causing systemic disruption or resorting to taxpayer support. The FSB has stated that the TLAC requirement would not be introduced before 2019 and it is not known at this stage whether there is any intention to extend the requirement beyond G-SIBs.

The FSI had recommended the implementation in Australia of a framework for minimum loss absorbing and recapitalisation capacity sufficient to facilitate the orderly resolution of ADIs and minimise taxpayer support. In its response to the FSI, the Government endorsed APRA to implement the recommendation in line with emerging international practice.

Reform of the risk-based capital framework

In December 2014, the BCBS released two consultation papers on proposals for Capital Floors and proposed revisions to the Standardised Approach for Credit Risk, which puts forward possible amendments to the risk weighted asset framework for capital. The measures are in addition to ongoing consultation work of the BCBS on reforms to capital treatment of operational risk and market risk. In combination these reform measures are intended to improve the consistency and comparability of bank capital ratios. However, further clarity from BCBS is not expected before the end of 2015 after which APRA will need to consult on, and then finalise, the Australian standards. Until that time, it is not possible to determine the impact on Westpac.

Leverage ratio

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. In May 2015, APRA released new disclosure requirements in relation to the leverage ratio which will initially only apply to select ADIs, including Westpac, and from 1 July 2015 required the disclosure of the leverage ratio on a quarterly basis. The proposed timetable for implementation of the leverage ratio provides for testing and recalibration of the framework to occur until 2017 and migration of the final standard to a Pillar 1 requirement from January 2018.

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

Subject to final legislation, it is currently intended that Australian financial institutions can voluntarily implement the rules from 1 January 2017, but will have to be compliant from 1 January 2018. The rules could impose additional costs and operational burdens on Westpac.

Certain countries (such as the United Kingdom and India) will implement the rules with effect from 1 January 2016. Westpac is implementing changes to its business operations to comply with the CRS requirements in these countries from 1 January 2016.

2015 Westpac Group Annual Report	17

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

On 8 September 2015, the Australian Government enacted regulations imposing a central clearing mandate for prescribed classes of interest rate derivatives denominated in Australian Dollar, US Dollar, Euro, Japanese Yen and British Pounds. This mandate is imposed on major domestic and foreign banks that act as dealers in the Australian OTC derivatives market. ASIC is currently consulting with industry on final clearing rules and the expected compliance date with the regulations is April 2016.

As a provisionally-registered Swap Dealer with the US Commodity Futures Trading Commission (CFTC), Westpac is subject to a range of entity-level and transaction-level requirements pursuant to the Dodd-Frank Act.

Pursuant to the European Market Infrastructure Regulations (EMIR) established by the European Securities and Markets Authority (ESMA), from October 2014, Westpac is subject to certain risk mitigation obligations in relation to OTC Derivatives traded with European counterparties or through its London Branch. Further, Westpac will be subject to a central clearing mandate for certain interest rate derivatives with European counterparties by April 2016.

Westpac is also subject to OTC derivatives trade reporting regulations imposed by the Monetary Authority of Singapore and various provincial financial regulators in Canada.

Westpac continues to monitor developments in response to requirements imposed by international regulators. These include regulations published by the CFTC and the Securities and Exchange Commission under the Dodd-Frank Act; by the ESMA and local European financial regulators under the EMIR and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia and Canada. Westpac also continues to monitor the international response to the final policy framework for establishing margin requirements for uncleared OTC derivatives as published by the BCBS and the International Organisation of Securities Commission (IOSCO) on 2 September 2013.

United States

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

Westpac has implemented changes to its business operations to comply with the requirements of FATCA across all jurisdictions in which it operates. Westpac has entered into an FFI agreement with respect to its branches and affiliated FFIs not located in countries that have entered into an IGA. Compliance with FATCA will continue to give rise to significant ongoing costs and operational burdens for Westpac.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Financial Markets Conduct Act (FMCA)

The FMCA overhauls New Zealand’s securities law regime and impacts various aspects of Westpac New Zealand’s business. It has introduced changes to product disclosure and governance together with new licensing and registration requirements as well as new fair dealing provisions. The use of product disclosure statements is being implemented, supported by an online register of other material documentation. The FMCA was enacted in September 2013. Most of its provisions, as well as new regulations setting out the detail of the regime, came into force on 1 December 2014, subject to transitional provisions of up to two years. The majority of the fair dealing requirements in the FMCA came into force in April 2014.

Credit law reform/responsible lending

The Credit Contracts and Consumer Finance Amendment Act 2014 received Royal Assent in June 2014 and came into full effect in June 2015. The Act reformed the entire suite of legislation that governs consumer credit contracts. It created new responsible lending principles and provided for a regulatory responsible lending code, which was issued in March 2015. Consumer protections were also being strengthened by changes to provisions on disclosure, fees, hardship and ‘oppressive’ contracts.

Consumer law reform

The Consumer Law Reform Bill was passed in December 2013. The Bill amended six separate Acts, including the Fair Trading Act. Among the amendments introduced into the Fair Trading Act were prohibitions on unfair contract terms and on making unsubstantiated representations about a product or service and new provisions regulating uninvited direct sales. The unfair contract terms provisions came into force in March 2015. The unsubstantiated representations prohibitions and uninvited direct sales provisions came into effect in June 2014.

Reserve Bank of New Zealand (RBNZ) – housing review stage two – residential property investors

The RBNZ has concluded stage two of its housing review and is amending its Capital Adequacy Frameworks to

18	2015 Westpac Group Annual Report

Information on Westpac

provide for a new asset class treatment for property investor residential mortgage loans. The new classification, which applies to all locally incorporated banks, will apply from 1 November 2015 for new lending. Banks will be required to classify their existing residential loans by 31 October 2016.  The capital requirements for this lending will increase as a higher risk weighting will apply than for owner occupied residential mortgage lending.

RBNZ – New loan to value ratio (LVR) restrictions

Restrictions on high LVR lending are part of the RBNZ’s macro-prudential policy framework and have been in place since October 2013. In May 2015 the RBNZ announced that in response to growing market risk from the Auckland housing market it was proposing changes to its LVR policy. From 1 November 2015 there will be a 5 percent limit on property investor residential mortgage lending in the Auckland region where the LVR is above 70 percent. Restrictions on residential mortgage lending to owner occupiers in Auckland will continue to be 10 percent where the LVR exceeds 80 percent. For residential mortgage lending in other parts of New Zealand the limit on lending where the LVR exceeds 80 percent will be increased to 15 percent from 10 percent.

RBNZ – Review of outsourcing policy

In August 2015 the RBNZ released a consultation paper proposing revisions to its Outsourcing Policy (BS11). The RBNZ considers that the Outsourcing Policy is closely linked to its Open Bank Resolution (OBR) Policy and the proposed changes reflect this. In summary, the RBNZ is proposing to broaden the functionality that a bank would need to continue delivering in the event of statutory management and is proposing three areas where outsourcing to related parties would be prohibited. In this respect the RBNZ is seeking to ensure that the bank has direct ownership and control over certain data that would be required to enable the bank to calculate its financial positions at the end of each business day. In particular it must have its own SWIFT gateway and licence for the processing of transactions, and it should be able to undertake its regulatory reporting using its own data. The RBNZ is also proposing that banks be required to notify the RBNZ about proposals to outsource prior to an agreement being entered into and that a notice of non-objection be obtained in some or all instances. Submissions close in December 2015.

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

Australia’s risk-based capital adequacy guidelines are based on the approach agreed upon by the BCBS. National discretion is then applied to that approach which results in Australia’s capital requirements being more stringent. Refer to ‘Capital resources – Basel Capital Accord’ in Section 2.

The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government.

ASIC is the national regulator of Australian companies. Its primary responsibility is to regulate and enforce company, consumer credit, financial markets and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes fairness and transparency by providing consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC has responsibility for supervising trading on Australia’s domestic licensed markets and of trading participants.

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

2015 Westpac Group Annual Report	19

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

The FMA is New Zealand’s financial conduct regulator. Its main objective is to promote and facilitate the development of fair, efficient, and transparent financial markets. Its functions include promoting the confident and informed participation of businesses, investors, and consumers in those markets. The Financial Markets Conduct Act, which was passed in 2013, resulted in the FMA having extensive new responsibilities in the licensing and supervision of various market participants as well as new enforcement powers.

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

Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies including the US Securities & Exchange Commission and the US Commodity Futures Trading Commission.

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

20	2015 Westpac Group Annual Report

Information on Westpac

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

Legal proceedings

Our entities are defendants from time to time in legal proceedings arising from the conduct of our business and material legal proceedings, if any, are described in Note 31 to the financial statements and under ‘Significant developments’ above. As appropriate, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is (+61) 2 9374 7113 and our international telephone number is (+61) 2 9293 9270.

2015 Westpac Group Annual Report	21

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 2 November 2015.

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

Australia

We comply with the ASX Corporate Governance Principles and Recommendations with 2014 amendments (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act and as an ADI must comply with governance requirements prescribed by APRA under Prudential Standard CPS 510 (Governance).

This statement addresses each of the eight ASXCGC Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation.

Further details about the ASXCGC Recommendations can be found on the ASX Limited (ASX) website www.asx.com.au.

New Zealand

Westpac also has ordinary shares quoted on the NZX, which is the main board equity security market operated by NZX Limited. As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC Recommendations, and NZX, through the NZX Corporate Governance Best Practice Code, have adopted similar ‘comply or explain’ approaches to corporate governance. However, the ASXCGC Recommendations may materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Best Practice Code.

United States

Westpac has American Depositary Shares (ADS) representing its ordinary shares quoted on the New York Stock Exchange (NYSE), trading under the symbol WBK.  Under the NYSE Listing Rules, foreign private issuers are permitted to follow home country practice in respect of corporate governance in lieu of the NYSE Listing Rules. However, we are still required to comply with certain audit committee and additional notification requirements.

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

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 9 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 37 of our financial statements for the year ended 30 September 2015.

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

22	2015 Westpac Group Annual Report

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

2015 Westpac Group Annual Report	23

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

▪   approving the appointment of Group Executives, General Manager Group Audit and Chief Compliance Officer & Group General Counsel and monitoring the performance of senior management;

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

24	2015 Westpac Group Annual Report

Corporate governance

Size and membership of Board Committees as at 30 September 2015

	Status	Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee

Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓

Brian Hartzer	CEO, Executive					✓

Elizabeth Bryan	Non-executive, Independent		Chair ✓	✓	✓

Ewen Crouch	Non-executive, Independent		✓	✓	Chair ✓

Alison Deans	Non-executive, Independent		✓			✓

Craig Dunn	Non-executive, Independent		✓		✓

Robert Elstone	Non-executive, Independent	✓	✓		✓

Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓

Peter Marriott	Non-executive, Independent	Chair ✓	✓	✓		✓

The charts below demonstrate that our Board comprises a majority of independent Directors and show the tenure of our current Non-executive Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and Executive Directors

2015 Westpac Group Annual Report	25

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our Chairman is Lindsay Maxsted, who became Chairman on 14 December 2011. The Chairman’s role includes:

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

▪   overseeing Board succession;

▪   acting as a conduit between management and the Board, and being the primary point of communication between the Board and CEO;

▪   representing the views of the Board to the public; and

▪   taking a leading role in creating and maintaining an effective corporate governance system.

CEO

Our CEO is Brian Hartzer. The CEO’s role includes:

▪   leadership of the management team;

▪   developing strategic objectives for the business; and

▪   the day-to-day management of the Westpac Group’s operations.

Board meetings

The Board had eight scheduled meetings for the financial year ended 30 September 2015, with additional meetings held as required. In addition to the Board considering strategic matters at each Board meeting, the Board also discusses our strategic plan and approves our overall strategic direction on an annual basis. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgement to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2015 are reported in Section 8 of the Directors’ report.

Nomination and appointment

As set out in its Charter, the Board Nominations Committee is responsible for:

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

▪         an understanding of risk management;

▪         an understanding of the application of technology in large complex businesses;

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

26	2015 Westpac Group Annual Report

Corporate governance

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

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2015’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors. The CEO is also a member of the Board Technology Committee.

Operation and reporting

Scheduled meetings of the Board Committees occur quarterly, with the exception of the Board Technology Committee which has scheduled meetings three times a year. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2015 is reported in Section 8 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

2015 Westpac Group Annual Report	27

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2015 included an assessment of the performance of the Board, the Board Committees, and each Director with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

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

Management performance evaluations for the financial year ended 30 September 2015 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration Report contained in the Directors’ report.

All new senior executives receive a letter of appointment setting out the conditions and expectations of the role, together with an extensive briefing on our strategies and operations and the respective roles and responsibilities of the Board and senior management.

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

▪         we are committed to managing our direct and indirect impacts on the environment;

▪         we believe being actively involved in our community is fundamental to the sustainability of our business; and

▪         we believe our suppliers should be viewed as partners in our sustainability journey.

28	2015 Westpac Group Annual Report

Corporate governance

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

The conflicts of interest framework includes a separate Westpac Group Gifts and Hospitality Policy. This Policy provides our employees with guidance to manage their obligations relating to the giving and receiving of gifts or hospitality.

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

▪         not participate in business activities outside their employment with us (whether as a principal, partner, director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

▪         not solicit, provide facilitation payments, accept or offer money, gifts, favours or entertainment that might influence, or might appear to influence, their business judgment.

Fit and Proper Person assessments

We have a Board approved Westpac Group Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards. In accordance with that Policy, we assess the fitness and propriety of our Directors and also of individuals who perform specified statutory roles required by APRA Prudential Standards or ASIC licensing requirements. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the Board Directors, Non-executive Directors on subsidiary Boards, Group Executives, external auditors and actuaries. An executive Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking assessments of all other employees who hold statutory roles. In all cases the individual is asked to provide a detailed declaration, and background checks are completed.

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

Employees who raise concerns may choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee or contractor against victimisation as a result of making a report.

We investigate reported concerns in a manner that is fair and objective to all people involved. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees or contractors who have behaved incorrectly. Outcomes may also involve reporting the matter to relevant authorities and regulators.

Statistics about concerns raised are reported quarterly to both the Board Risk & Compliance Committee and the Westpac Group Executive Risk Committee.

2015 Westpac Group Annual Report	29

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees and contractors (and their ‘associates’) are restricted from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees or contractors who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements.

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

▪         requiring Directors and Prescribed Employees to either obtain approval or notify their intention to trade outside Blackout Periods and confirm that they have no inside information;

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

The Board, or an appropriate Board Committee, receives regular updates from the Westpac Group Diversity Council on these diversity initiatives.

We also continue to listen to the needs of our employees through the engagement of our employee action groups, our employee surveys and bi-annual diversity focussed surveys.

In October 2010, the Board set a measurable objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule. Westpac now strives for a market leading target of 50% women in leadership by 30 September 2017.

At 30 September 2015, the proportion of women employed by Westpac Group was as follows:

▪         Board of Directors: 22%;

▪         leadership1 roles: 46%; and

▪         total Westpac workforce: 59%.

1           Women in Leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

30	2015 Westpac Group Annual Report

Corporate governance

Sustainability

We view sustainable and responsible business practices as important for our business and shareholder value. Sustainability is about managing risks and opportunities in a way that best balances the long term needs of all our stakeholders – our customers, employees, suppliers, investors and community partners, as well as the wider community and the environment at large.

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

Reporting

We report on our performance against our sustainability strategy in the Annual Review and Sustainability Report, the Annual Report, the Sustainability Performance Report and the full year and half year ASX results.

This reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 (revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (‘ASAE 3000’). The AA1000 Principles Standard and the Global Reporting Initiative G4 Guidelines are also used by the assurance provider to test the extent to which sustainability policies and processes are embedded across the organisation.

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

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

▪   the Board Risk & Compliance Committee, CFO, Chief Risk Officer (CRO), General Manager Group Audit, management and the external auditor, about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

▪   the General Manager Group Audit and external auditor concerning their audits and any significant findings, and the adequacy of management’s responses;

▪   management and the external auditor concerning the half year and annual financial statements;

▪   management and the external auditor regarding any correspondence with regulators or government agencies, and reports which raise material issues or could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and

▪   the Chief Operating Officer and the Chief Compliance Officer & Group General Counsel regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of Westpac’s financial statements. The Board Audit Committee also meets with the General Manager Group Audit without management being present.

2015 Westpac Group Annual Report	31

Financial knowledge

The Board Audit Committee comprises four independent, Non-executive Directors and is chaired by Peter Marriott.

All Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules, and the NYSE Listing Rules.

The Board has determined that Mr Marriott, member of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

The designation of Mr Marriott as an audit committee financial expert does not impose duties, obligations or liability on him that are greater than those imposed on him as a Board Audit Committee member, and does not affect the duties, obligations or liability of any other Board Audit Committee member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose.

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair, and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Our present PwC lead audit partner is Michael Codling and the review audit partner is Wayne Andrews. Mr Codling and Mr Andrews assumed responsibility for these roles in December 2011 and January 2015 respectively.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 39 to our financial statements for the year ended 30 September 2015. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the Directors’ report.

Group Audit (internal audit)

Group Audit is Westpac’s internal audit function and includes the Credit Portfolio Review team both of which provide the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Audit is governed by a Charter approved by the Board Audit Committee that sets out the purpose, role, scope and high level standards for the function. Group Audit covers the governance, risk management and internal control frameworks of Westpac and our wholly owned subsidiaries. It has access to all of our wholly owned entities and conducts audits and reviews following a risk-based planning approach. The General Manager Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the Chief Financial Officer. Group Audit also has direct access to the Chief Executive Officer.

Group Audit’s responsibilities include providing regular reports to the Board Audit Committee and, as deemed appropriate, the Board Risk & Compliance Committee, and raising any significant issues with those Committees.

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

32	2015 Westpac Group Annual Report

Corporate governance

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

▪   direct two-way communications with shareholders via mail and email;

▪   the publication of all relevant company information in the Investor Centre section of our website; and

▪   access to all major market briefings and shareholder meetings via webcasts.

Shareholders are provided with advance notice of all major market briefings and shareholder meetings, through ASX announcements and/or the publication of an investor calendar of events on our website.

Shareholders are given the option to receive information in print or electronic format from both Westpac and its share registry.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board, and have done so for the financial year ended 30 September 2015, that state that in all material respects:

▪         Westpac’s financial records have been properly maintained in that they:

–      correctly record and explain its transactions, and financial position and performance;

–      enable true and fair financial statements to be prepared and audited; and

–      are retained for seven years after the transactions covered by the records are completed;

▪         the financial statements and notes comply with the appropriate accounting standards;

▪   the financial statements and notes give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

▪   any other matters that are prescribed by the Corporations Act and regulations as they relate to the financial statements and notes are satisfied; and

▪   the declarations provided in accordance with section 295A of the Corporations Act are founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Risk management

Roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk & Compliance Committee responsibility for providing recommendations to the Board on Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks and policies for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The annual review of the Risk Management Strategy was completed by the Board Risk & Compliance Committee and was approved by the Board during the year ended 30 September 2015.

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

We adopt a Three Lines of Defence approach to risk management which reflects our culture of ‘risk is everyone’s business’ and that all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. Effective risk management enables us to:

▪   accurately measure our risk profile and balance risk and reward within our risk appetite, increasing financial growth opportunities and mitigating potential loss or damage;

▪   protect Westpac’s depositors, policyholders and investors by maintaining a strong balance sheet;

▪   embed adequate controls to guard against excessive risk or undue risk concentration; and

▪   meet our regulatory and compliance obligations.

2015 Westpac Group Annual Report	33

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

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence is a separate risk and compliance advisory, control and monitoring function which establishes frameworks, policies, limits and processes for the management, monitoring and reporting of risk.  The 2nd Line of Defence may approve risks outside the authorities granted to the 1st Line. It also evaluates and opines on the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, requires improvement and monitors the 1st Line’s progress toward remediation of identified deficiencies.

The 3rd Line of Defence – Independent assurance

Our Group Audit function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

Our overall risk management approach is summarised in the following diagram:

Our overall risk management governance structure is set out in more detail in the table ‘Risk Management Governance Structure’ included in this statement.

We distinguish six main types of risk:

▪         credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

▪         liquidity risk – the risk that the Group will be unable to fund assets and meet obligations as they become due;

▪         market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

▪         conduct risk – the risk arising from unfair or inappropriate behaviour or practices of the Westpac Group or its staff;

▪         operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

▪         compliance risk – the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us.

In addition to, and linked to, these six main types of risk, we also manage the following risks:

▪         business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪         sustainability risk – the risk of reputational or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

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

34	2015 Westpac Group Annual Report

Corporate governance

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

From the perspective of specific types of risk, the Board Risk & Compliance Committee’s role includes:

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

Compliance Management Framework

The Compliance Management Framework (the Framework) sets out our approach to managing compliance obligations and mitigating compliance risk, in order to operate within our compliance appetite and achieve our compliance objectives. To proactively manage our compliance risks, we must:

▪         embed the requirements of our regulators into how we do business, how we conduct ourselves and how our systems and processes are designed and operate;

▪         comply with our legal obligations, regulatory requirements and voluntary codes of practice to which we subscribe, while being attentive to the needs of our clients; and

▪         maintain a compliance culture where everyone in every part of the Westpac Group has responsibility for compliance.

The mechanisms we use to implement our approach include:

▪         maintaining a strong governance environment;

▪         identifying obligations, developing and maintaining Compliance Plans and implementing change;

▪         developing, implementing and testing compliance controls; and

▪         monitoring and reporting incidents, issues and risks.

As with other forms of risk, 1st Line management is primarily responsible for managing compliance. This is supported by a dedicated 2nd Line Compliance function covering the Group and each area of the business. The Compliance function reports to the Chief Compliance Officer & Group General Counsel.

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

2015 Westpac Group Annual Report	35

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

36	2015 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
▪ reviews and approves our overall risk management strategy.
Board Risk & Compliance Committee (BRCC)

▪         provides recommendations to the Board on the Westpac Group’s risk-reward strategy;

▪         sets risk appetite;

▪         reviews and approves frameworks for managing risk;

▪         reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated authority;

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

Executive risk committees
Westpac Group Executive Risk Committee

▪         leads the management and oversight of material risks across the Westpac Group within the context of the risk appetite determined by the BRCC;

▪         oversees the embedding of the Risk Management Strategy in the Group’s approach to risk governance;

▪         oversees risk-related management frameworks and key supporting policies;

▪         oversees the Group’s credit, operational, compliance, and market risk profiles;

▪         oversees Reputation Risk and Sustainability Risk Management Frameworks and key supporting policies; and

▪ identifies emerging credit, operational, compliance and market risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.
Westpac Group Asset & Liability Committee

▪         leads the optimisation of funding and liquidity risk-reward across the Group;

▪         reviews the level and quality of capital so that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

▪         oversees the Liquidity Risk Management Framework and key policies;

▪         oversees the Funding and Liquidity Risk Profile and Balance Sheet Risk Profile; and

▪         identifies emerging funding and liquidity risks and appropriate actions to address these.

2015 Westpac Group Annual Report	37

Risk Management Governance Structure (continued)

Executive risk committees (continued)
Westpac Group Credit Risk Committee

▪         leads the optimisation of credit risk-reward across the Group;

▪         reviews and oversees the Credit Risk-related Risk Management Frameworks and key supporting policies;

▪         oversees Westpac’s credit risk profile;

▪         identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate; and

▪         facilitates continuous improvement in credit risk management by providing a forum for testing risk tolerances and debating alternate approaches.

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

Risk and compliance functions
Risk Function

▪         develops Group-level Risk Management Frameworks for approval by the BRCC;

▪         directs the review and development of key policies supporting the Risk Management Frameworks;

▪         develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRCC;

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

▪         monitors compliance and regulatory obligations and emerging regulatory developments; and

▪ reports on compliance standards.
Independent internal review
Group Audit ▪ reviews the adequacy and effectiveness of management controls for risk.
Divisional business units
Business Units

▪         responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪         establish and maintain appropriate risk management controls, resources and self-assurance processes.

38	2015 Westpac Group Annual Report

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2015.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2014 and up to the date of this report are: Lindsay Philip Maxsted, Brian Charles Hartzer (Managing Director & Chief Executive Officer from 2 February 2015), Gail Patricia Kelly (retired as Managing Director & Chief Executive Officer on 1 February 2015), Elizabeth Blomfield Bryan, Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans), Craig William Dunn (Director from 1 June 2015), Robert George Elstone, Peter John Oswin Hawkins, Peter Ralph Marriott, and Ann Darlene Pickard (retired as Director on 12 December 2014).

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2015 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 61

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office:  Transurban Group (since March 2008, and Chairman since August 2010), BHP Billiton Limited (since March 2011) and BHP Billiton plc (since March 2011).

Other principal directorships: Managing Director of Align Capital Pty Ltd and Director of Baker IDI Heart and Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Lindsay was formerly a partner at KPMG and was the CEO of that firm from January 2001 to December 2007. His principal area of practice prior to his becoming CEO was in the corporate recovery field managing a number of

Australia’s largest insolvency/workout/turnaround engagements including Linter Textiles (companies associated with Abraham Goldberg), Bell Publishing Group, Bond Brewing, McEwans Hardware and Brashs. He is also a former Director and Chairman of the Victorian Public Transport Corporation.

Westpac Board Committee membership: Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Brian Hartzer,

BA, CFA

Age: 48

Term of office: Managing Director & Chief Executive Officer since February 2015.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships:  The Financial Markets Foundation for Children and Chairman of the Australian Bankers’ Association Incorporated.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012 encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group. Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group.

Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth.  Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

2015 Westpac Group Annual Report	39

Name: Elizabeth Bryan AM, BA (Econ.), MA (Econ.)

Age: 69

Term of office: Director since November 2006.

Date of next scheduled
re-election: December 2015.

Independent: Yes.

Current directorships of listed entities and dates of office: Caltex Australia Limited (since July 2002, and Chairman since October 2007), Insurance Australia Group Limited (since December 2014, and Deputy Chairman since June 2015) and Virgin Australia Holdings Limited (Chairman since May 2015).

Other principal directorships: Nil.

Other interests: Member of the Takeovers Panel, ASIC Director Advisory Panel and President of YWCA NSW.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Elizabeth has wide experience on the boards of companies.  Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation,

NSW State Superannuation Investment and Management Corporation.

Westpac Board Committee membership: Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Ewen Crouch AM,
BEc (Hons.), LLB, FAICD

Age: 59

Term of office: Director since February 2013.

Date of next scheduled
re-election: December 2016.

Independent: Yes.

Current directorships of listed entities and dates of office: BlueScope Steel Limited (since March 2013).

Other principal directorships: Chairman of Mission Australia.

Other interests: Member of the Commonwealth Remuneration Tribunal, Law Committee of the Australian Institute of Company Directors, Corporations Committee of the Law Council of Australia and Board member of the Sydney Symphony Orchestra and Jawun.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ewen is one of Australia’s most accomplished mergers and acquisitions lawyers, having worked on some of Australia’s most significant transactions during his career as a partner at Allens from July 1988 to January 2013. He served as a member of that firm’s board for eleven years including four years as Chairman of Partners as well as holding the following roles whilst a partner: Co-Head Mergers & Acquisitions and Equity Capital Markets, Executive Partner, Asian Offices and Deputy Managing Partner.  Ewen was a member of the Takeovers Panel between 2010 to 2015.

In 2013, Ewen was awarded an Order of Australia in recognition of his significant service to the law as a contributor to legal professional organisations and to the community.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

40	2015 Westpac Group Annual Report

Directors’ report

Name: Alison Deans,
BA, MBA, GAICD

Age: 47

Term of office: Director since April 2014.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Insurance Australia Group Limited (since February 2013) and Cochlear Limited (since January 2015).

Other principal directorships: kikki.K Holdings Pty Ltd.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Alison has more than 20 years’ experience in senior management and strategy consulting roles focussed on e-commerce, media and financial services in Australia. During this time, Alison held a number of senior executive roles including as the CEO of eCorp Limited, Hoyts Cinemas and eBay, Australia and New Zealand. Most recently, she was the CEO of the technology-based investment company netus Pty Ltd, which was acquired by Fairfax Media Limited in 2012. She was also an

Independent Director of Social Ventures Australia from September 2007 to April 2013. Alison was formerly appointed by the Australian Government to a Panel of Experts conducting an independent cost-benefit analysis and regulatory review of the National Broadband Network.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Craig Dunn,
BCom, FCA

Age: 52

Term of office: Director since June 2015.

Date of next scheduled
re-election: December 2015.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Financial Literacy Australia Limited, The Australian Ballet and Chairman of Stone and Chalk Limited.

Other interests: Member of the ASIC External Advisory Panel and Consultant to King & Wood Mallesons.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited from January 2008 to December 2013. Craig was previously a Board member of the Australian Japanese Business Cooperation Committee, and former Chairman of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre

Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: AMP Limited (January 2008 to December 2013).

2015 Westpac Group Annual Report	41

Name: Robert Elstone,
BA (Hons.), MA (Econ.), MCom

Age: 62

Term of office: Director since February 2012.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: University of Western Australia Business School.

Other interests: Adjunct Professor at the Business Schools of the Universities of Sydney and Western Australia.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Robert has over 30 years’ experience in senior management roles spanning investment banking, corporate finance, wholesale financial markets and risk management. From July 2006 to October 2011, Robert was Managing Director and CEO of ASX Limited. Previously, he was Managing Director and CEO of the Sydney Futures Exchange from May 2000 to July 2006, and from January 1995 to May 2000, he was Finance Director of Pioneer International.

Robert was a Non-executive Director of the National Australia Bank from September 2004 to July 2006, an inaugural member of the Board of Guardians of the Future Fund, and former Chairman of the Financial Sector Advisory Council to the Federal Treasurer.

Westpac Board Committee membership: Member of each of the Board Audit, Board Remuneration and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Hawkins,
BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Age: 61

Term of office: Director since December 2008.

Date of next scheduled
re-election: December 2015.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Group (since January 2006) and MG Responsible Entity Limited (since April 2015, which is the responsible entity for ASX listed MG Unit Trust).

Other principal directorships: Liberty Financial Pty Ltd, Murray Goulburn Co-operative Co. Limited and Clayton Utz.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the Bank of Melbourne Advisory Board since November 2010.

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 40 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005. He was also previously a Director of BHP (NZ) Steel Limited, ING Australia Limited, Esanda Finance Corporation and Visa Inc.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Marriott,
BEc (Hons.), FCA

Age: 58

Term of office: Director since June 2013.

Date of next scheduled
re-election: December 2016.

Independent: Yes.

Current directorships of listed entities and dates of office: ASX Limited (since July 2009).

Other principal directorships: ASX Clearing Corporation Limited, ASX Settlement Corporation Limited and Chairman of Austraclear Limited.

Other interests: Member of the Review Panel & Policy Council of the Banking & Finance Oath.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Peter has over 30 years’ experience in senior management roles in the finance industry encompassing international banking, finance and auditing. Peter joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and held the role of Chief Financial Officer from July 1997 to May 2012. Prior to his career at ANZ, Peter was a banking and finance, audit and consulting partner at KPMG Peat Marwick. Peter was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries.

Westpac Board Committee membership: Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2015 Westpac Group Annual Report

Directors’ report

Company Secretary

Our Company Secretaries as at 30 September 2015 are John Arthur and Tim Hartin.

John Arthur (LLB (Hons.)) was appointed Group Executive, Counsel & Secretariat and Company Secretary in December 2008. In November 2011, John was appointed Chief Operating Officer and continues to hold the position of Senior Company Secretary. Before that appointment, John was Managing Director & CEO of Investa Property Group until 2007. Previously, John had been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director.

Tim Hartin (LLB (Hons.)) was appointed Group Company Secretary in November 2011. Prior to his appointment, Tim was a transactional lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division. Tim joined Gilbert + Tobin as a Consultant in 2004, where he provided corporate advisory services to ASX listed companies. Tim joined Westpac in 2006 as Counsel, Corporate Core and most recently was the Head of Legal - Risk Management & Workouts, Counsel & Secretariat.

2. Executive Team

As at 30 September 2015 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Brian Hartzer	Managing Director & Chief Executive Officer	2012	2015
Philip Coffey	Deputy Chief Executive Officer	1996	2014
John Arthur	Chief Operating Officer	2008	2011
Lyn Cobley	Chief Executive, Westpac Institutional Bank	2015	2015
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
David Curran	Chief Information Officer	2014	2014
George Frazis	Chief Executive, Consumer Bank	2009	2015
Alexandra Holcomb	Chief Risk Officer	1996	2014
Peter King	Chief Financial Officer	1994	2014
David Lindberg	Chief Executive, Commercial & Business Bank	2012	2015
David McLean	Chief Executive Officer, Westpac New Zealand Limited	1999	2015
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	2007	2011
Gary Thursby	Chief Strategy Officer	2008	2015

There are no family relationships between or among any of our Directors or Executive Team members.

2015 Westpac Group Annual Report	43

Brian Hartzer BA, CFA. Age 48

Managing Director & Chief Executive Officer

Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012 encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Brian was appointed Chairman of the Australian Bankers’ Association in February 2015. Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Philip Coffey BEc (Hons.). Age 58

Deputy Chief Executive Officer

Philip was appointed Deputy Chief Executive Officer in April 2014 with responsibility for overseeing Westpac’s contribution to the Federal Government’s Financial System Inquiry and supporting relationships with key stakeholders including industry groups, regulators, customers and government. He is also responsible for the Group’s strategy, mergers and acquisitions function. Prior to this appointment, Philip held the role of Chief Financial Officer from December 2005. Previous to this, he was Group Executive, Westpac Institutional Bank, having been appointed to that position in 2002. Philip first joined Westpac in 1996 as Head of Foreign Exchange.

Philip has extensive experience in financial markets, funds management and finance. He began his career at the Reserve Bank of Australia before moving to Citicorp and AIDC Limited. He has also held roles in the United Kingdom and New Zealand. Philip has an honours degree in Economics from the University of Adelaide and has completed the Executive Programme at Stanford University Business School.

John Arthur LLB (Hons.). Age 60
Chief Operating Officer

John was appointed Chief Operating Officer in November 2011. He has responsibility for enterprise investments, contact centres, procurement, analytics, banking operations, property, compliance, legal and secretariat services. He joined Westpac as Group Executive, Counsel & Secretariat in December 2008. Before that appointment, John was Managing Director & CEO of Investa Property Group.

Previously, John had been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as a legal partner, corporate executive and non-executive director.

Lyn Cobley BEc, SF FIN, GAICD. Age 52

Chief Executive, Westpac Institutional Bank

Lyn was appointed Chief Executive, Westpac Institutional Bank in September 2015. She has responsibility for Westpac’s global relationships with corporate, institutional and government clients as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. In addition, Lyn oversees Hastings Funds Management, global treasury as well as Westpac’s International and Pacific Island businesses.

Lyn has over 20 years’ experience in financial services. Prior to joining Westpac, Lyn held a variety of senior positions at the Commonwealth Bank of Australia (CBA) including serving as Group Treasurer from 2007 to 2013 and most recently as Executive General Manager, Retail Products & Third Party Banking. She was also Head of Financial Institutions at Barclays Capital in Australia, held senior roles at Citibank in Australia and Asia Pacific including Head of Securitisation and was CEO of Trading Room (a joint venture between Macquarie Bank and Fairfax).

Lyn has a Bachelor of Economics from Macquarie University, is a Senior Fellow of the Financial Services Institute of Australia and is a graduate of the Australian Institute of Company Directors.

44	2015 Westpac Group Annual Report

Directors’ report

Brad Cooper DipBM, MBA. Age 53

Chief Executive Officer, BT Financial Group

Brad was appointed Chief Executive Officer, BT Financial Group in February 2010. Brad initially joined Westpac in April 2007 as Chief Executive, Westpac New Zealand Limited and after successfully leading a change program in that market, moved to the role of Group Chief Transformation Officer leading the Westpac Group’s St.George merger implementation. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and CEO of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to CEO of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

David Curran BCom. Age 50

Chief Information Officer

David was appointed Chief Information Officer in September 2014. David joined Westpac in February 2014 as a consultant on the Group’s banking technology modernisation program. David has almost 30 years of experience with proven expertise in IT and financial services and the implementation of large, complex projects.

Before joining Westpac, David spent ten years in senior roles at the Commonwealth Bank of Australia (CBA). Before joining CBA, he spent sixteen years at Accenture, where he was a partner, primarily consulting on financial services.

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 51

Chief Executive, Consumer Bank

George was appointed Chief Executive, Consumer Bank in June 2015, responsible for managing the end to end relationship with consumer customers. This includes all consumer distribution, digital, marketing, transformation and banking products and services under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

Prior to this appointment, he was CEO, St.George Banking Group. George joined the Westpac Group in March 2009 as Chief Executive, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group and an officer in the Royal Australian Air Force.

Alexandra Holcomb BA, MBA, MA. Age 54

Chief Risk Officer

Alexandra was appointed Chief Risk Officer in August 2014. As Westpac Group’s Chief Risk Officer, Alexandra is responsible for risk management activities across the enterprise across all risk classes and Westpac’s strategic risk objectives.

Since joining Westpac in 1996, Alexandra has held a number of senior positions including Group General Manager, Group Strategy, M&A and Major Projects, Group Executive of Group Strategy, Head of Westpac Institutional Bank Strategy, and most recently, Group General Manager of Global Transactional Services.

Prior to joining Westpac, Alexandra was a senior executive from 1992 to 1996 with Booz Allen & Hamilton International where she specialised in international credit, working throughout the Asia Pacific region. Before that, she worked with Chase Manhattan Bank in New York in private and business banking and international credit audit.  She also worked in project finance in Paris and New York for Banque Indosuez and Barclays Bank respectively.

Alexandra is a Fellow of the Australian Institute of Company Directors and a Board member of Asia Society Australia. She has an MBA in Finance and Multinational Management from the Wharton School of Business and a Master of Arts in International Studies and French from the University of Pennsylvania. She also holds a BA in English and Economics from Cornell University.

2015 Westpac Group Annual Report	45

Peter King BEc, FCA. Age 45

Chief Financial Officer

Peter was appointed Chief Financial Officer in April 2014, with responsibility for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this appointment, Peter was the Deputy Chief Financial Officer for three years.

Since joining Westpac in 1994, Peter has held senior finance positions across the Group, including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets.

Peter commenced his career at Deloitte Touché Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

David Lindberg HBA (Hons. Economics). Age 40

Chief Executive, Commercial & Business Bank

David was appointed Chief Executive, Commercial & Business Bank in June 2015, responsible for managing the Group’s end to end relationships across small and medium enterprises, commercial and agri-business customers as well as asset and equipment finance.

Prior to this appointment, David was Chief Product Officer, responsible for the Group’s retail and business products across all brands, as well as overseeing the Group’s digital activities. Before joining Westpac in 2012, David was Executive General Manager, Cards, Payments & Retail Strategy at the Commonwealth Bank of Australia. David was also formerly Managing Director, Strategy, Marketing & Customer Segmentation at Australia and New Zealand Banking Group Limited and Managing Vice President and Head of Australia for First Manhattan.

David McLean LLB (Hons.). Age 57

Chief Executive Officer, Westpac New Zealand Limited

David was appointed Chief Executive Officer, Westpac New Zealand Limited in February 2015. Since joining Westpac in February 1999, David has held a number of senior roles including Head of Debt Capital Markets New Zealand, General Manager, Private, Wealth and Insurance New Zealand and Head of Westpac Institutional Bank New Zealand, and most recently, Managing Director of the Westpac New York branch.

Before joining Westpac, David was Director, Capital Markets at Deutsche Morgan Grenfell since 1994, where he was responsible for starting and developing a new debt capital markets origination business. He also established the New Zealand branch of Deutsche Bank and was New Zealand Resident Branch Manager. In 1988, David joined Southpac/National Bank as a Capital Markets Executive. Prior to this, David worked as a lawyer in private practice and also served as in-house counsel for NatWest NZ from 1985. David is a Barrister & Solicitor of the High Court of New Zealand.

Christine Parker BGDipBus (HRM). Age 55

Group Executive, Human Resources, Corporate Affairs & Sustainability

Christine was appointed Group Executive, Human Resources, Corporate Affairs & Sustainability in October 2011, with responsibility for human resources strategy and management, including reward and recognition, safety, learning and development, careers and talent, employee relations and employment policy. She is also responsible for Corporate Affairs & Sustainability.

Prior to this appointment, she was Group General Manager, Human Resources, from March 2010, with responsibilities across the entire Westpac Group. Prior to that, Christine was General Manager, Human Resources, Westpac New Zealand Limited.

Prior to joining Westpac in 2007, Christine was Group Human Resources Director, Carter Holt Harvey, and from 1999 to 2004, she was Director of Human Resources with Restaurant Brands New Zealand.

46	2015 Westpac Group Annual Report

Directors’ report

Gary Thursby BEc, DipAcc, FCA. Age 53

Chief Strategy Officer

Gary was appointed Chief Strategy Officer in February 2015. Reporting to the Deputy Chief Executive Officer, Gary is responsible for the development of the Group’s strategy, along with business development and mergers and acquisitions. Gary first joined Westpac in 2008 and more recently was Chief Financial Officer, Australian Financial Services, where his responsibilities included Westpac’s Australian retail banking and wealth management businesses.

Gary has a wealth of financial services experience, having held a range of senior positions across a number of financial institutions over the last 20 years. Prior to joining Westpac, he served as Chief Financial Officer, Retail Bank at the Commonwealth Bank of Australia. Gary commenced his career at Deloitte Touché Tohmatsu.

Gary has a Bachelor of Economics and a Post Graduate Diploma in Accounting from Flinders University of South Australia and is a Fellow of the Institute of Chartered Accountants.

3. Report on the business

a)      Principal activities

The principal activities of the Group during the financial year ended 30 September 2015 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2015.

b) Operating and financial review

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2015 was $8,012 million, an increase of $451 million or 6% compared to 2014. Key features of this result were:

▪         a 9% increase in net operating income before operating expenses and impairment charges with:

–          net interest income of $14,267 million, an increase of $725 million or 5% compared to 2014, with loan growth of 7%, customer deposit growth of 4% and stable margins; and

–          non-interest income of $7,375 million, an increase of $980 million or 15% compared to 2014, primarily due to the gain on the partial sale of BTIM ($1,036 million).  Excluding this item, non-interest income reduced $56 million or 1%, from lower trading income and lower insurance income reflecting higher insurance claims;

▪         operating expenses were $9,473 million, an increase of $926 million or 11% compared to 2014. This included $505 million related to changes to accounting for technology investment spending.  Excluding this item, operating expenses increased $421 million or 5% primarily due to higher investment related costs, including increased software amortisation and foreign currency translation impacts; and

▪         impairment charges were $753 million, an increase of $103 million or 16% compared to 2014, mostly due to a reduced benefit from credit quality improvements.  Overall asset quality improved during the year with stressed exposures as a percentage of total committed exposures reducing from 1.24% to 0.99%.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2015 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of the Annual Report, which form part of this report.

c) Dividends

Since 30 September 2015, Westpac has announced a final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $2,993 million for the year ended 30 September 2015 (2014 final ordinary dividend of 92 cents per Westpac ordinary share, totalling approximately $2,860 million). The dividend will be fully franked and will be paid on 21 December 2015.

An interim ordinary dividend for the current financial year of 93 cents per Westpac ordinary share for the half year ended 31 March 2015, totalling $2,902 million, was paid as a fully franked dividend on 2 July 2015 (2014 interim ordinary dividend of 90 cents per Westpac ordinary share, totalling $2,798 million).

2015 Westpac Group Annual Report	47

d) Significant changes in state of affairs and events during and since the end of the 2015 financial year

Significant changes in the state of affairs of the Group were:

▪         the appointment of Brian Hartzer as Chief Executive Officer effective 2 February 2015;

▪         Westpac’s fully underwritten, pro rata accelerated renounceable entitlement offer to raise approximately $3.5 billion of ordinary equity;

▪         the issue of approximately $2 billion worth of Westpac ordinary shares under the 2015 interim DRP and partial DRP underwrite;

▪         the issuance of approximately $1.32 billion of securities known as Westpac Capital Notes 3;

▪         the sale of Westpac’s banking operations in the Solomon Islands, Cook Islands, Samoa and Tonga to the Bank of South Pacific Limited for $114.6 million;

▪         the partial sale of Westpac’s shareholding in BTIM (down from 59.1% to 31.0%);

▪         the announcement of Westpac’s new operating structure on 10 June 2015;

▪         the impact of various accounting changes, resulting in a reduction in the technology assets balance of $505 million (pre-tax) reported as an expense in the Full Year 2015 statutory results; and

▪         ongoing regulatory changes and developments, which have included changes to liquidity, capital, financial services, taxation and other regulatory requirements.

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

4. Directors’ interests

a)  Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 9 of the Directors’ report for the year ended 30 September 2015 and in the tables below:

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

48	2015 Westpac Group Annual Report

Directors’ report

Directors’ interests in Westpac and related bodies corporate as at 2 November 2015

	Number of Relevant Interests in Westpac Ordinary Shares		Number of Westpac Share Rights		Westpac CPS
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	17,799		-		-
Brian Hartzer	49,571	[1]	225,199	[2]	-
Elizabeth Bryan	26,801		-		-
Ewen Crouch	34,877	[3]	-		-
Alison Deans	9,000		-		-
Craig Dunn	8,500		-		-
Robert Elstone	10,291		-		-
Peter Hawkins	15,218	[4]	-		1,370
Peter Marriott	20,000		-		-
Former Directors
Gail Kelly	1,797,295	[5]	390,534	[6]	-
Ann Pickard	13,800	[7]	-		-

[1]	Brian Hartzer’s interest in Westpac ordinary shares includes 12,075 restricted shares held under the Restricted Share Plan.

[2]	Share rights issued under the LTI Performance Plan.

[3]	Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

[4]	Peter Hawkins and his related bodies corporate also hold relevant interests in 1,433 Westpac Subordinated Notes and 850 Westpac Capital Notes 3.

[5]	Gail Kelly’s interest in Westpac ordinary shares includes 85,667 restricted shares held under the CEO Restricted Share Plan. Figure displayed is as at Gail Kelly’s retirement date of 1 February 2015.

[6]	Share rights issued under the CEO Performance Plan and held as at Gail Kelly’s retirement date of 1 February 2015.

[7]

Ann Pickard’s relevant interests arise through holding 13,800 Westpac American Depositary Shares (ADS). One ADS represents one Westpac fully paid ordinary share. Figure displayed is as at Ann Pickard’s retirement date of 12 December 2014.

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

2015 Westpac Group Annual Report	49

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

For the year ended 30 September 2015, the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Options and share rights outstanding

As at the date of this report there are 747,152 share options outstanding and 4,489,400 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 20 December 2015 and 1 October 2018 and the weighted average exercise price is $26.73. The latest dates for exercise of the share rights range between 20 December 2015 and 1 May 2026.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

50	2015 Westpac Group Annual Report

Directors’ report

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

▪         our Sustainability Risk Management Framework; and

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

1             Formerly known as the Carbon Disclosure Project.

2             Westpac implemented energy efficiency opportunities which are expected to result in estimated energy savings of 28,154GJ, carbon savings of 7,112tCO2e and cost savings of $977,063 per year. Westpac also participated in the voluntary NSW Energy Saving Scheme and earned over $195,498 through the sale of 14,816 Energy Savings Certificates.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2015. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2015

Australia

Amount $[1]
Australian Labor Party	69,550
Liberal Party of Australia	84,895
National Party of Australia	-
Total	154,445

1             Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

There was no expenditure on political activities in New Zealand for the year ended 30 September 2015. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

2015 Westpac Group Annual Report	51

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2015:

	Notes	Board			Audit Committee		Risk & Compliance Committee			Nominations Committee		Remuneration Committee		Technology Committee
Number of meetings held during the year

Director		A	B	C	A	B	A	B	C	A	B	A	B	A	B
Lindsay Maxsted	1	10	10	-	4	4	4	4	-	4	4	-	-	-	-

Brian Hartzer	2	6	6	-	-	-	-	-	-	-	-	-	-	2	2

Gail Kelly	3	4	3	1	-	-	-	-	-	-	-	-	-	1	1

Elizabeth Bryan	4	10	10	-	-	-	4	4	-	4	4	5	5	-	-

Ewen Crouch	5	10	10	-	-	-	4	4	-	4	4	5	5	-	-

Alison Deans	6	10	10	-	-	-	4	3	1	-	-	-	-	3	3

Craig Dunn	7	3	3	-	-	-	1	1	-	-	-	1	1	-	-

Robert Elstone	8	10	9	1	4	4	4	4	-	1	1	5	5	-	-

Peter Hawkins	9	10	10	-	4	4	4	4	-	4	4	-	-	3	3

Peter Marriott	10	10	10	-	4	4	4	4	-	3	3	-	-	3	3

Ann Pickard	11	4	4	-	-	-	1	1	-	-	-	2	2	-	-

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member	C – Leave of absence granted

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2014.

[1]	Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

[2]	Brian Hartzer was appointed Managing Director & Chief Executive Officer on 2 February 2015. Member of the Board Technology Committee from 13 February 2015.

[3]	Gail Kelly retired as Managing Director & Chief Executive Officer and member of the Board Technology Committee on 1 February 2015.

[4]	Chairman of the Board Risk & Compliance Committee. Member of the Board Nominations Committee and the Board Remuneration Committee.

[5]	Chairman of the Board Remuneration Committee. Member of the Board Nominations Committee and the Board Risk & Compliance Committee.

[6]	Member of the Board Risk & Compliance Committee and the Board Technology Committee.

[7]	Craig Dunn was appointed as a Director on 1 June 2015. Member of the Board Remuneration Committee and Board Risk & Compliance Committee from 5 June 2015.

[8]

Chairman of the Board Audit Committee, and member of the Board Nominations Committee, until 31 December 2014. Member of the Board Remuneration Committee, the Board Risk & Compliance Committee, and from 1 January 2015, a member of the Board Audit Committee.

[9]	Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Nominations Committee and the Board Risk & Compliance Committee.

[10]

Chairman of the Board Audit Committee from 1 January 2015. Member of the Board Audit Committee until 31 December 2014. Member of the Board Risk & Compliance Committee, the Board Technology Committee, and from 13 February 2015, a member of the Board Nominations Committee.

[11]	Ann Pickard retired from the Board and its Committees on 12 December 2014.

52	2015 Westpac Group Annual Report

Directors’ report

9. Remuneration Report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2015 Remuneration Report (Report).

2015 Remuneration outcomes

Each year, the Board assesses a number of factors when determining remuneration outcomes.  In addition to approved scoreboards including financial performance, the Committee assesses elements such as result quality, performance drivers, the operating environment and accounting changes or adjustments.  This year, the outcomes also recognise the smooth transition to the new CEO and management’s contribution in the context of significant regulatory change.

It is against this framework that the short and long-term incentive outcomes have been determined.

The 2012 Long-Term Incentive (LTI) grant qualified for 36% vesting this year reflecting our performance against the hurdles established in 2012.  In particular:

▪   Westpac’s LTI plan Total Shareholder Return (TSR) over the last three years was 62.5%. While ranking second amongst the four major Australian banks, this was a 30th percentile outcome against the designated peer group. As this outcome was below the 50th percentile vesting threshold, none of the 2012 TSR hurdled rights vested.

▪   Westpac’s Cash Earnings per Share (EPS) growth over the last three years totalled 15.56%, which was above the vesting threshold of 12.8% (4.1% compound annual growth), but below the maximum of 19.1% (6% compound annual growth).  Accordingly, 72% of the 2012 EPS performance tranche vested.

Executive changes

Brian Hartzer commenced as CEO on 2 February 2015 and there were a number of changes in executive appointments during the year. These included the appointment of Lyn Cobley as Chief Executive, Westpac Institutional Bank and David McLean as CEO of Westpac New Zealand after acting in the role.  David Lindberg also joined the Executive Team with his appointment as Chief Executive, Commercial & Business Bank while George Frazis was appointed Chief Executive, Consumer Bank. Consistent with prior commitments by the Board, all of the new Group Executives, including the CEO, had starting remuneration levels below those of the prior incumbents, applying the Group pay mix.

Remuneration frameworks

The revised remuneration framework outlined in last year’s Report was implemented in 2015:

▪   the deferred component of the Short-Term Incentive (STI) increased from 40% to 50% deferred over two years and as a result the cash component of STI paid to our Group Executives has reduced; and

▪   the prospective approach to LTI allocations introduced, with an extended vesting period of four years.

The value of LTI share rights for our executives in Section 6.2 also increased as a consequence of the new 2015 LTI grant, though the values remain ‘at risk’ and subject to meeting both TSR and EPS based performance hurdles over a four year vesting period.

We are confident that that our remuneration framework is well positioned to attract and retain the highest quality executives and provide remuneration outcomes which reflect our business performance and sustained outcomes in the interests of our shareholders.

Ewen Crouch
Chairman – Board Remuneration Committee

2015 Westpac Group Annual Report	53

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

The Remuneration Committee supports the Board. Its primary function is to assist the Board to fulfil its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors the remuneration policies and practices of the Group, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Charter which is available on the Group’s website.

All Board Committee Charters are reviewed every two years. The Board Remuneration Committee Charter was last reviewed and amended in May 2014.

Members of the Remuneration Committee during 2015

All members of the Remuneration Committee are independent Non-executive Directors. During 2015, the members were:

▪   Ewen Crouch (Chairman);

▪   Elizabeth Bryan;

▪   Craig Dunn (member from 5 June 2015);

▪   Robert Elstone; and

▪   Ann Pickard (retired 12 December 2014).

Independent remuneration consultant

During 2015, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee which is independent of management. The Chairman of the Remuneration Committee oversees the engagement of, remuneration arrangements for, and payment of, the independent consultant.

Work undertaken by Guerdon Associates during 2015 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration and analysis regarding the Group’s Earnings per Share (EPS) LTI performance hurdle. No remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates in 2015.

Internal governance structure

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

1.2. Risk management

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk & Compliance Committee is a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk & Compliance Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control, and engage external advisors who are independent of management.

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

Each year, the Board determines the size of the variable reward pool which funds variable reward outcomes across the Group. This is based on the Group’s performance for the year and an assessment of how profit should be shared among shareholders and employees and retained for growth. The primary financial indicator used is economic profit, which measures cash earnings adjusted for cost of capital used in the business. Cash earnings, return on equity (ROE), Cash EPS and dividends are also taken into account.

STI outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and progress on the implementation of the Group’s strategy. Group economic profit, Group core earnings growth and Group ROE accounted for 40% of the CEO’s scoreboard for 2015. Similarly, Group Executive scoreboards had 45% of their STI allocated based on Group economic profit, divisional economic profit, divisional core earnings growth and divisional expense management (Chief Risk Officer 30%). A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Group Executives’ scoreboards. In addition, the CEO and each Group Executive are assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion over the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

54	2015 Westpac Group Annual Report

Directors’ report

Approval of remuneration decisions

We follow a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in our requirement for the Board, based on recommendations from the Remuneration Committee, to approve performance outcomes and remuneration for:

▪          the CEO and Group Executives; and

▪          other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by the Australian Prudential Regulation Authority.

Any significant remuneration arrangements that fall outside the Group Remuneration Policy are referred to the Remuneration Committee for review and approval.

Shareholding requirements and hedging policy

To further align their interests with those of shareholders, the CEO and Group Executives are expected to build and maintain a substantial Westpac shareholding within five years of being appointed to their role. For the CEO, the value of that shareholding is expected to be no less than five times his annual fixed package. For Group Executives, the expected minimum is a value of $1.2 million.

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

2015 Westpac Group Annual Report	55

2. Key Management Personnel remuneration disclosed in this Report

The remuneration of key management personnel (KMP) for the Group is disclosed in this Report. In 2015, KMP comprised Non-executive Directors, the CEO and Group Executives who reported to the CEO and/or led significant parts of the business.

CEO and Group Executives

Name	Position	Term as KMP

Managing Director & Chief Executive Officer

Brian Hartzer[1]	Managing Director & Chief Executive Officer	Full Year

Gail Kelly[2]	Managing Director & Chief Executive Officer	Part Year

Group Executives

Philip Coffey	Deputy Chief Executive Officer	Full Year

John Arthur	Chief Operating Officer	Full Year

Lyn Cobley[3]	Chief Executive, Westpac Institutional Bank	Part Year

Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year

David Curran	Chief Information Officer	Full Year

George Frazis[4]	Chief Executive, Consumer Bank	Full Year

Alexandra Holcomb	Chief Risk Officer	Full Year

Peter King	Chief Financial Officer	Full Year

David Lindberg[5]	Chief Executive, Commercial & Business Bank	Part Year

David McLean[6]	Chief Executive Officer, Westpac New Zealand Limited	Full Year

Christine Parker	Group Executive, Human Resources & Corporate Affairs	Full Year

Rob Whitfield[7]	Group Executive, Westpac Institutional Bank	Part Year

Jason Yetton[8]	Group Executive, Westpac Retail & Business Banking	Part Year

Non-executive Directors

Name	Position	Term as KMP

Lindsay Maxsted	Chairman	Full Year

Elizabeth Bryan	Director	Full Year

Ewen Crouch	Director	Full Year

Alison Deans	Director	Full Year

Craig Dunn9	Director	Part Year

Robert Elstone	Director	Full Year

Peter Hawkins	Director	Full Year

Peter Marriott	Director	Full Year

Ann Pickard10	Director	Part Year

1             Brian Hartzer was Chief Executive, Australian Financial Services (AFS) prior to his appointment as Managing Director & Chief Executive Officer on 2 February 2015.

2             Gail Kelly retired as Managing Director & Chief Executive Officer on 1 February 2015.

3             Lyn Cobley was appointed Group Executive, Westpac Institutional Bank with effect from 7 September 2015.

4             George Frazis was Chief Executive Officer, St.George Banking Group prior to his appointment as Chief Executive, Consumer Bank on 10 June 2015.

5             David Lindberg was Chief Product Officer prior to his appointment as Chief Executive, Commercial & Business Bank on 10 June 2015.

6             David McLean was Acting Chief Executive Officer, Westpac New Zealand Limited prior to his appointment as Chief Executive Officer, Westpac New Zealand Limited on 2 February 2015.

7             Rob Whitfield resigned effective 10 July 2015.

8             Jason Yetton ceased as Group Executive, Westpac Retail & Business Banking on 10 June 2015.

9             Craig Dunn was appointed on 1 June 2015.

10         Ann Pickard retired on 12 December 2014.

56	2015 Westpac Group Annual Report

Directors’ report

3. Remuneration snapshot 2015

This section provides an overview of the Group’s remuneration arrangements during the 2015 financial year.

3.1. Remuneration strategy, principles and framework

Executive remuneration framework

The CEO and Group Executives are remunerated based on a Total Reward framework:

The target pay mix was adopted in 2012 and is being progressively implemented for existing Group Executives as their remuneration increases. In 2015, Christine Parker and Jason Yetton received increases as their remuneration was significantly below that of their peers and in competitor organisations. George Frazis also received a market aligned increase during 2015.

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

The Group provides superannuation contributions in line with statutory obligations. Fixed remuneration is reviewed annually taking into consideration:

▪         role and accountabilities;

▪         relevant market benchmarks within the financial services industry; and

▪         the attraction, motivation and retention of key executives.

2015 Westpac Group Annual Report	57

b) Short-Term Incentive (STI)

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The CEO and each Group Executive are assessed using a balanced scoreboard, combining both annual financial and non-financial objectives which support the Group’s strategic goals.

STI targets

Brian Hartzer’s full year STI target opportunity for 2015 as CEO was set at $2,686,000. His actual STI target opportunity reflects the part year as CEO and Chief Executive, AFS.

STI targets for Group Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year based on a range of factors including market competitiveness and the nature of each role. The STI targets for the 2015 performance year did not increase for those Group Executives whose fixed remuneration was unchanged in 2015. The STI awards for Group Executives are managed within the Group-wide variable reward pool.

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in our scoreboard measurement process. The maximum STI opportunity is 150% of target. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) in the assessment process.

STI structure 2015

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

2             Rights to ordinary shares entitle the holder to Westpac ordinary shares at the time of vesting.

58	2015 Westpac Group Annual Report

Directors’ report

By deferring a portion of the STI in the form of restricted equity, incentive payments are better aligned with the interests of shareholders as the ultimate value of the deferred portion is tied to movements in share price over the restriction period. The deferred STI awards are allocated as restricted shares and, as they recognise past performance and are not subject to further performance conditions, attract dividends over the vesting period.

If an executive resigns or retires, or otherwise leaves the Group before his or her securities vest, the Board has discretion in relation to how those securities are treated. If the executive leaves the Group to join another organisation, or is terminated for cause, their securities are generally forfeited. In other circumstances, the Board may elect to allow the securities to remain on foot for the balance of the relevant restriction period and then vest.

Securities are also subject to forfeiture at the Board’s discretion in the event of a material issue or financial mis-statement.

Details of deferred STI allocations granted in prior years, which have been exercised during the year ended 30 September 2015, are included in Section 6.4 of this Report.

c)   Long-Term Incentive (LTI)

The CEO and Group Executives are also eligible for an LTI award.

LTI structure 2014

The LTI grants made for the 2014 remuneration period follow the format and performance hurdles detailed in the 2014 Annual Report (page 62), and will vest in 2017.

LTI structure 2015

The following diagram and table set out the key features of the 2015 LTI awards made in December 2014 to Group Executives under the Westpac LTI Plan. No awards were made under the CEO Performance or LTI Plans in December 2014.

2015 Westpac Group Annual Report	59

LTI award opportunities

Brian Hartzer did not receive any awards under the CEO LTI Plan related to his appointment as CEO.  No awards were made in 2015 to Gail Kelly (former CEO) under the CEO Performance Plan.

Group Executives receive annual LTI awards in the form of share rights under the Westpac LTI Plan. A share right is not a Westpac share and does not attract the payment of dividends.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Group Executive.

Westpac LTI Plan – Granted after 1 October 2014
Equity instrument

Share rights – the Board has the discretion to satisfy vested grants and the allocation of subsequent shares to participants by either the issue of new shares or the on-market purchase of shares, or as a cash payment. One share right entitles the holder to one ordinary share at the time of vesting at a nil exercise cost.

Determining the number of securities

The number of share rights each individual receives is determined by dividing the dollar value of the LTI award by the value of the share rights at the beginning of the performance assessment period (performance period).

The value of share rights is determined by an independent valuer taking as a starting point the market price of Westpac shares at grant, and utilising a Monte Carlo simulation pricing model, applying assumptions based on expected life, volatility, risk-free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The value of a share right may be different for TSR hurdled share rights than for EPS hurdled share rights.

Performance hurdles

In December 2014 on the transition from a three to four year performance and vesting cycle, Group Executives were allocated both the 2014 LTI allocation vesting in 2017 and the 2015 LTI allocation vesting in 2018. The LTI grants retain dual TSR and EPS hurdles which are detailed below.

The TSR data is averaged over the three months preceding the measurement date.

Together, the use of these two hurdles is intended to provide a balanced view of the Group’s overall performance and provide strong alignment with shareholder interests.

The two hurdles operate independently.

2014 LTI Award
	TSR (50% of the allocation)	Cash EPS CAGR (50% of the allocation)

Westpac’s TSR percentile ranking must equal or exceed the 50th percentile of a defined group of comparator companies (peer group) over the three year performance period. The peer group is comprised of the top 10 selected Australian companies listed on the ASX in the financial services sector.

The companies in the 2014 peer group for the Westpac Reward Plan are:

▪   AMP Limited;

▪   ASX Limited;

▪   Australia and New Zealand Banking Group Limited;

▪   Bendigo and Adelaide Bank Limited;

▪   Commonwealth Bank of Australia;

▪   Insurance Australia Group Limited;

▪   Lend Lease Group;

▪   Macquarie Group Limited;

▪   National Australia Bank Limited; and

▪   Suncorp Group Limited.

The Cash EPS CAGR measure focuses on growth in cash earnings over a three year performance period. A description of the process used to determine cash earnings is provided at Note 2 to the financial statements.

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

The EPS performance will be measured once at the completion of the performance period. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

60	2015 Westpac Group Annual Report

Directors’ report

Westpac LTI Plan – Granted after 1 October 2014
2015 LTI Award
	TSR (50% of the allocation)	Cash EPS CAGR (50% of the allocation)

Westpac’s TSR must equal the growth in the composite index in order for 50% of the TSR tranche to vest.

For 100% to vest, Westpac’s TSR must exceed the growth of the composite index by 21.55 (i.e. average 5% compound annual growth over the four year performance period).

The companies in the 2015 peer group for the Westpac LTI Plan are:

▪   AMP Limited;

▪   Australia and New Zealand Banking Group Limited;

▪   Bendigo and Adelaide Bank Limited;

▪   Bank of Queensland;

▪   Challenger Limited;

▪   Commonwealth Bank of Australia;

▪   Macquarie Group Limited;

▪   National Australia Bank Limited;

▪   Perpetual Limited; and

▪   Suncorp Group Limited.

The Cash EPS CAGR measure as described for the 2014 grant is unchanged for the 2015 LTI award.  EPS rights which satisfy the EPS hurdle and qualify for vesting at the completion of the three year performance period will have a one year holding lock applied and will vest at the completion of the four year term from the commencement date.

Targets are set for stretch performance

The Board considers the vesting profile as being appropriate as 100% vesting will only occur where, in respect of the 2014 LTI award, Westpac is ranked third or better out of the total of 11 companies (including Westpac), and in respect of the 2015 LTI award, Westpac’s TSR equals or exceeds the growth of the composite index plus 21.55.

The TSR performance will be measured once at the completion of the performance period. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

The expensed value of the December 2013, 2014 and 2015 grants in Table 6.2 of this Report have been discounted to 50%, reflecting the Board’s current assessment of the probability of the threshold EPS hurdles being met and share rights vesting over time.

Who measures the performance hurdle outcomes?

To ensure objectivity and external validation, TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.  Under the relevant plan rules, the Board may exercise discretion if in all prevailing circumstances Directors think it is appropriate to do so when determining the ultimate vesting outcome.

The Cash EPS CAGR outcome will be determined by the Board based on the Cash EPS disclosed in our results at the completion of the performance period.  Under the relevant plan rules, the Board may exercise discretion if in all prevailing circumstances Directors think it is appropriate to do so when determining the ultimate vesting outcome.

Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the executive is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met.

No re-testing	There is no re-testing on awards made since 2011. Any securities remaining unvested after the nominated measurement period including any holding lock period lapse immediately.

2015 Westpac Group Annual Report	61

Westpac LTI Plan – Granted after 1 October 2014
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

Where a holder acts fraudulently or dishonestly, or is in material breach of his or her obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will lapse unless the Board determines otherwise.

62	2015 Westpac Group Annual Report

Directors’ report

4.2. Linking reward and performance

CEO performance objectives and key highlights

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO. These objectives are intended to provide a robust link between remuneration outcomes and the key drivers of long-term shareholder value. The STI objectives are set in the form of a scoreboard with targets and measures aligned to our strategic priorities cascaded from the CEO scoreboard to the relevant Group Executive scoreboard. The key financial and non-financial objectives for the CEO in the 2015 financial year, with commentary on key highlights are provided below:

Category	Weighting	Measure[1]	Performance Highlights
Return	30%	Economic Profit	▪ The Group delivered EP of $4.418 million, down 2% from FY14. While cash earnings increased 3%, the EP outcome was impacted by a 6% increase in average ordinary equity.
		Return on Equity	▪ Return on Equity was 15.8% exceeding our target of 15%, with all divisions achieving returns above their cost of capital despite difficult operating conditions and increased capital requirements.
Growth	10%	Core Earnings Growth

▪   The Group delivered 3% growth in core earnings, with our Australian and New Zealand consumer and business banks performing above target. Core earnings were impacted by severe weather claims in BTFG and the partial sale of BTIM as well as the FVA adjustments and below target margins in WIB.

	20%	Customers

▪   We have exceeded our customer growth targets, making solid progress towards our goal of on-boarding a million new customers by 2017, while importantly reducing complaints by 31% year on year and down 80% over the past three years.

▪   Reached stretch target of 10 million customers across the Group 18 months ahead of target.

▪   The Westpac Institutional Bank regained its No.1 spot on the Peter Lee relationship strength index, while retaining the No.1 Lead Transaction Bank position for a 12th year in a row.

▪   Our digital platforms have been key to the engagement of customers with Westpac Live ranked No.2 globally by Forrester Research and Westpac One delivering the Best Online Bank award from Canstar in New Zealand.

		Market Share	▪ We continued to grow our market share for business credit, household deposits and credit cards at or above system.
		Wealth	▪ Maintained sector leading wealth penetration at around 20%. ▪ BT Platforms Funds Under Administration ranked No.1 for market share.
		Asia	▪ We continued to grow our Corporate and Institutional customer base for a third straight year.
Strength	10%	Adherence to Group Risk Appetite Statement (RAS)

▪   The Group has a strong capital position, improved liquidity and funding profiles and impairments at the lowest level among the major Australian banks.

▪   The Group has delivered its financial performance while operating within our Group RAS.

	10%	Balance Sheet Strength and Sustainable Funding

▪   The Group’s asset quality remains sector leading with Net Interest Margin performance maintained.

▪   Our funding position is strong and well diversified, the average duration extended from 2.77 years to 2.82 years.

	10%	Business & Technology Architecture	▪ Significant progress has been made towards having a world class online and mobile capability, a more resilient infrastructure and a clear road map for continuing development.

2015 Westpac Group Annual Report	63

10%	People and Sustainability

▪   We have retained our position as the most sustainable bank globally in the 2015 Dow Jones Sustainability Indices (DJSI) Review.

▪   The number of women in leadership grew to 46% and is on track to meet our 2017 target of 50%.

▪   Our continued focus on a culture of workplace safety has delivered a 28% reduction in Long Term Injury Frequency Rate well ahead of targets and our 2014 result.

1           Individual measures will differ for each Group Executive.

64	2015 Westpac Group Annual Report

Directors’ report

Our primary financial measure is economic profit which the Board believes, in combination with ROE, is an appropriate measure of returns and of the value created for shareholders complementing the LTI measures. The remaining measures focus on ensuring that we remain strong; deliver targeted growth; and drive simplification, innovation and productivity while helping our customers, communities and people to prosper and grow. The final STI outcome for 2015 reflects the Board’s view of performance across all balanced scoreboard measures relative to planned outcomes, and the value the Group has delivered for our shareholders.

Aligning pay with performance and shareholder return

Graph 1 shows the CEO’s STI payment as a percentage of STI target and its relationship to our primary financial metric, economic profit, while Graph 2 shows the Group’s ROE performance being the other key financial metric. Graphs 3 and 4 show the Group’s TSR and EPS performance respectively, these being the LTI hurdles.

Graph 1: STI Award for CEO vs Economic Profit	Graph 2: Return on Equity (ROE) 2012 to 2015

Graph 3: Total Shareholder Return (TSR) 2011 to 2015	Graph 4: Cash Earnings per Share (EPS) 2012 to 2015

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

▪         comparison with the performance of the Group’s principal competitors;

▪         any major positive or negative risk management or reputational issue that impacts the Group;

▪         the quality of the financial result as shown by its composition and consistency;

▪         whether there have been major positive or negative aspects regarding the quality of leadership and/or behaviours consistent with our values; and

2015 Westpac Group Annual Report	65

▪         any other relevant under or over performance or other matter not captured.

The process ensures that financial measures such as EP are adjusted for non-operating items which impact the current year process such as write-offs, accounting standard changes or one-off transactions (where appropriate) to ensure that employees are neither advantaged nor disadvantaged when determining the incentive outcome. Adjustments are considered on a multi-year basis where appropriate e.g. where a material adjustment has been brought forward into the current year.

At the end of the year, the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Group Executive to the Board for approval, thereby ensuring the Board retains oversight of final awards.

66	2015 Westpac Group Annual Report

Directors’ report

LTI performance outcomes

The following table provides the Group’s TSR, dividend, cash earnings per share and share price performance each year from 2011 to 2015:

	Years Ended 30 September
	2015	2014	2013	2012	2011
TSR – three years	62.30%	102.03%	66.09%	25.61%	9.6%
TSR – five years	92.78%	103.74%	90.91%	20.03%	18.5%
Dividends per Westpac share (cents)[1]	187	182	174	166	156
Cash earnings per Westpac share[2]	$2.50	$2.45	$2.29	$2.16	$2.09
Share price – high	$40.07	$35.99	$34.79	$24.99	$25.60
Share price – low	$29.10	$30.00	$24.23	$19.00	$17.84
Share price – close	$29.70	$32.14	$32.73	$24.85	$20.34

1           Does not include 20 cent special dividend determined in 2013.

2           Cash earnings are not prepared in accordance with AAS and have not been subject to audit.

The vesting outcomes for awards made to the CEO and Group Executives under the CEO Performance Plan and Westpac Reward Plan that reached the completion of the performance period during the financial year, are set out below. No changes have been made to the terms and conditions of prior grants.

TSR hurdle vesting outcomes

								Remain
		Commencement			TSR Percentile in	Vested	Lapsed	in Plan
Equity Instrument	Type of Equity	Date[1]	Test Date		Ranking Group	%	%	%
CEO Performance Plan[2]	Performance share rights	21 December 2009	21 December 2014	[3]	40th percentile	70	30	-
		1 October 2010	1 October 2015	[3]	50th percentile	90	10	-
		1 October 2012	1 October 2015		30th percentile	-	100	-

Westpac Reward Plan	Performance share rights	1 October 2010	1 October 2015	[3]	50th percentile	90	10	-
		1 October 2012	1 October 2015		30th percentile	-	100	-

1           Commencement date refers to the commencement of the performance period.

2           CEO Performance Plan refers to awards made to Gail Kelly.

3           Third test date. Unvested share rights lapsed.  There is no re-testing for awards granted since 2011.

Cash EPS CAGR hurdle vesting outcomes

		Commencement		Cash EPS CAGR	Vested	Lapsed
Equity Instrument	Type of Equity	Date[1]	Test Date	Performance	%	%
CEO Performance Plan[2]	Performance share rights	1 October 2012	1 October 2015	4.94%	72	28
Westpac Reward Plan	Performance share rights	1 October 2012	1 October 2015	4.94%	72	28

1           Commencement date refers to the commencement of the performance period.

2           CEO Performance Plan refers to awards made to Gail Kelly.

2012 Cash EPS CAGR hurdle

The Cash EPS CAGR hurdle and vesting profile over the three year vesting period for the 2012 LTI grant was:

▪         a minimum of 4.1% CAGR for 50% to vest;

▪         6% CAGR for 100% to vest; and

▪         straight-line vesting between 4.1% and 6% CAGR.

The Cash EPS CAGR range was developed prior to the allocation in December 2012, and reflected stretch targets in the context of both consensus analyst forecasts and the Westpac strategic plan and business forecasting. The performance range also reflected the forecast market and operating conditions in late 2012.

2015 Westpac Group Annual Report	67

4.3. Remuneration outcomes for the CEO and Group Executives – Linking reward and performance

The following table has been prepared to provide shareholders with an outline of the remuneration which has been received for the 2015 performance year either as cash or in the case of prior equity awards, the value which has vested in 2015 (see note 5 below). Details in this table supplement the statutory requirements in Section 6.2 of this report. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with Australian Accounting Standards (AAS), this table shows the actual remuneration value received by executives and is not prepared in accordance with AAS.

	Fixed Remuneration[1]	2015 STI Cash Payment[2]	Other Short-Term Benefits[3]	2015 Total Cash Payments[4]	Prior Year Equity Awards[5] Vested during 2015	Prior Year Equity Awards[5] Forfeited during 2015
	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer[6]	2,442,623	1,245,960	-	3,688,583	436,856	-
Group Executives
John Arthur	1,150,235	728,000	-	1,878,235	1,856,504	443,315
Lyn Cobley[6]	77,719	-	1,100,000	1,177,719	-	-
Philip Coffey	1,335,525	734,400	-	2,069,925	2,940,393	746,062
Brad Cooper	1,096,259	816,000	-	1,912,259	3,166,210	816,052
David Curran	984,092	547,400	-	1,531,492	-	-
George Frazis[6]	1,161,549	928,000	-	2,089,549	2,522,158	621,718
Alexandra Holcomb	981,564	499,800	-	1,481,364	1,028,774	192,259
Peter King	968,511	522,580	-	1,491,091	921,140	165,230
David Lindberg[6]	272,415	151,725	-	424,140	315,312	-
David McLean[6]	782,164	430,580	-	1,212,744	450,062	79,436
Christine Parker	853,179	508,500	-	1,361,679	897,932	123,083
Former Managing Director & Chief Executive Officer
Gail Kelly[6]	1,048,750	1,200,000	-	2,248,750	9,509,812	4,288,845
Former Group Executives
Rob Whitfield[6]	1,413,849	566,667	1,651,376	3,631,892	2,767,061	689,260
Jason Yetton[6]	690,281	427,084	-	1,117,365	1,111,753	198,003

1       Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation contributions.

2       With the exception of Gail Kelly, the cash STI payment represents 50% of the 2015 STI outcome and will be paid in December 2015. The remaining 50% is deferred in the form of equity granted in December 2015 which will vest in equal tranches in October 2016 and 2017.

3       Includes payments made on cessation of employment or other contracted amounts.  The payment to Lyn Cobley reflects annual incentive foregone from her previous employer. The payment to Rob Whitfield after nearly 30 years’ service includes a payment in lieu of notice in accordance with his contract provisions.

4       This is the addition of the first, second and third columns.

5       Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles which have vested in 2015. The equity value has been calculated as the number of securities that vested or were forfeited during the year ended 30 September 2015, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested or were forfeited, less any exercise price payable.

6       Refer Section 2 of this Report for details.

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

Non-executive Director remuneration consists of the following components:

Remuneration Component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.

68	2015 Westpac Group Annual Report

Directors’ report

Committee fees	Cash	Additional fees are paid to Non-executive Directors for chairing or participating in Board Committees.
Employer superannuation contributions	Superannuation	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary company.

Non-executive Director remuneration in 2015

Non-executive Director fee review – effective 1 October 2014

The Board reviewed the Non-executive Director fee framework in late 2014. On the basis of market data provided by Guerdon Associates, the Board approved a 2.4% increase to the Chairman and Non-executive Director annual base fees effective 1 October 2014. Remuneration Committee fees for both the Chairman and members increased by 7.8%. No other Committee fees were increased. Non-executive Director fees were last increased in 2013.

Changes to Board and Committee composition

The following changes were made to Board and Committee composition:

▪         Craig Dunn was appointed as a Non-executive Director to the Westpac Board effective 1 June 2015 and appointed to the Remuneration and Risk & Compliance Committees effective 5 June 2015; and

▪         Ann Pickard retired effective 12 December 2014.

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2015, $2.94 million (65%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions.

Fee framework

This section details the current Non-executive Director fee framework.

Base and Committee fees

The following table sets out the Board and standing Committee fees:

Annual Rate
Base Fee	$
Chairman	795,000
Non-executive Directors	225,000
Committee Chairman Fees
Audit Committee	60,000
Risk & Compliance Committee	60,000
Remuneration Committee	56,000
Technology Committee	30,000
Committee Membership Fees
Audit Committee	30,000
Risk & Compliance Committee	30,000
Remuneration Committee	28,000
Technology Committee	15,000

Committee fees are not payable to the Chairman of the Board and members of the Nominations Committee.

Employer superannuation contributions

The Group pays superannuation contributions to Non-executive Directors of up to 9.5% of their fees. The contributions are capped at the maximum compulsory superannuation contributions base prescribed under the Superannuation Guarantee legislation. Employer contributions are paid into an eligible superannuation fund nominated by the Director.

Subsidiary Board and Advisory Board fees

Throughout the reporting period, additional fees of $35,000 were paid to Peter Hawkins as a member of the Bank of Melbourne Advisory Board.

2015 Westpac Group Annual Report	69

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4(a) of the Directors’ report.

6. Required remuneration disclosures

6.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-Term Benefits		Post-Employment Benefits
	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Total
Name	$	$	$	$

Current Non-executive Directors

Lindsay Maxsted, Chairman
2015	795,000	-	18,989	813,989
2014	780,000	-	18,107	798,107

Elizabeth Bryan
2015	313,000	-	18,989	331,989
2014	314,677	-	18,107	332,784

Ewen Crouch
2015	311,000	-	18,989	329,989
2014	288,361	-	18,107	306,468

Alison Deans
2015	270,000	-	18,989	288,989
2014	133,519	-	9,297	142,816

Craig Dunn[2]
2015	94,892	-	6,569	101,461

Robert Elstone
2015	320,701	-	18,989	339,690
2014	331,792	-	18,107	349,899

Peter Hawkins
2015	315,000	35,000	18,916	368,916
2014	310,000	35,000	18,038	363,038

Peter Marriott
2015	322,299	-	18,989	341,288
2014	288,635	-	18,107	306,742

Former Non-executive Director
Ann Pickard[2]
2015	57,688	-	3,860	61,548
2014	276,000	-	18,107	294,107

Total fees
2015	2,799,580	35,000	143,279	2,977,859
2014 [3]	2,987,280	35,000	150,085	3,172,365

1           Includes fees paid to the Chairman and members of Board Committees.

2           Refer Section 2 of this Report for details.

3           The total fees for 2014 reflect the prior year remuneration for the 2014 reported Non-executive Directors.

70	2015 Westpac Group Annual Report

Directors’ report

6.2. Remuneration details – CEO and other Group Executives

This section sets out details of remuneration for the CEO and Group Executives for the 2015 financial year, calculated in accordance with AAS.

	Short-Term Benefits				Post-Employment Benefits		Share-Based Payments
	Fixed Remu- neration[1]	STI (Cash)[2]	Non- Monetary Benefits[3]	Other Short-Term Benefits[4]	Superann-uation Benefits[5]	Long Service Leave	Restricted Shares[6]	Options[7]	Share Rights[7]	Total[8]
Name	$	$	$	$	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer[9,10]
2015	2,413,205	1,245,960	66,063	-	29,418	57,016	782,501	-	1,143,466	5,737,629
2014	2,234,087	1,162,500	3,169	-	24,705	33,487	590,484	-	500,913	4,549,345

Brian Hartzer: Remuneration impact relating to recruitment
2014	-	-	1,024,117	-	-	-	978,087	-	-	2,002,204

Group Executives
John Arthur, Chief Operating Officer
2015	1,126,050	728,000	14,971	-	24,185	18,265	647,634	-	1,153,998	3,713,103
2014	1,204,085	943,800	14,664	-	23,337	18,260	667,095	-	746,669	3,617,910

Lyn Cobley, Chief Executive, Westpac Institutional Bank[9]
2015	71,006	-	-	1,100,000	6,713	-	75,256	-	-	1,252,975

Philip Coffey, Deputy Chief Executive Officer
2015	1,299,272	734,400	3,425	-	36,253	20,628	792,211	-	1,262,936	4,149,125
2014	1,387,582	1,120,080	3,169	-	27,359	21,079	931,706	-	876,119	4,367,094

Brad Cooper, Chief Executive Officer, BT Financial Group
2015	1,060,577	816,000	3,374	-	35,682	16,679	803,641	-	1,130,678	3,866,631
2014	1,053,638	1,123,200	2,052	-	31,114	24,585	958,854	-	874,737	4,068,180

David Curran, Chief Information Officer
2015	961,663	547,400	2,359	-	22,429	14,420	-	-	216,485	1,764,756
2014	60,827	-	-	-	5,380	907	-	-	-	67,114

George Frazis, Chief Executive, Consumer Bank[9]
2015	1,125,527	928,000	15,266	-	36,022	22,909	797,145	-	770,797	3,695,666
2014	923,004	1,161,600	13,488	-	27,260	15,221	845,403	-	641,432	3,627,408

Alexandra Holcomb, Chief Risk Officer
2015	946,104	499,800	2,359	-	35,460	(2,240)	525,239	-	496,155	2,502,877
2014	132,303	101,864	214	-	4,876	463	86,361	-	38,656	364,737

Peter King, Chief Financial Officer
2015	938,722	522,580	2,359	-	29,789	14,960	372,877	-	504,705	2,385,992
2014	418,016	337,212	1,203	-	15,412	56,731	212,434	-	87,707	1,128,715

David Lindberg, Chief Executive, Commercial & Business Bank[9]
2015	264,138	151,725	2,610	-	8,277	5,961	129,810	-	83,045	645,566

David McLean, Chief Executive Officer, Westpac New Zealand Limited[9]
2015	712,605	430,580	75,392	-	69,559	-	35,687	-	264,417	1,588,240

Christine Parker, Group Executive, Human Resources & Corporate Affairs
2015	830,035	508,500	2,649	-	23,144	16,025	478,785	-	641,184	2,500,322
2014	758,661	702,000	2,052	-	21,086	12,177	483,827	-	267,532	2,247,335

2015 Westpac Group Annual Report	71

	Short-Term Benefits				Post-Employment Benefits		Share-Based Payments
	Fixed Remu-neration[1]	STI (Cash)[2]	Non- Monetary Benefits[3]	Other Short-Term Benefits[4]	Superann-uation Benefits[5]	Long Service Leave	Restricted Shares[6]	Options[7]	Share Rights[7]	Total[8]
Name	$	$	$	$	$	$	$	$	$	$
Former Managing Director & Chief Executive Officer
Gail Kelly[9]
2015	1,039,892	1,200,000	7,679	-	8,858	-	642,436	-	891,410	3,790,275
2014	3,001,511	2,743,200	9,853	-	26,585	51,170	1,957,830	-	3,192,579	10,982,728

Former Group Executives
Rob Whitfield, Group Executive, Westpac Institutional Bank[9]
2015	1,383,619	566,667	2,650	1,651,376	30,230	-	614,800	-	623,110	4,872,452
2014	1,783,045	1,152,000	95,335	-	28,764	27,398	900,285	-	699,784	4,686,611

Jason Yetton, Group Executive, Westpac Retail & Business Banking[9]
2015	675,726	427,084	2,359	933,333	14,555	17,033	327,217	-	693,518	3,090,825
2014	938,553	702,000	3,169	-	21,371	45,038	485,976	-	470,082	2,666,189

[1]

Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc., and any associated fringe benefits tax (FBT)) and an accrual for annual leave entitlements.

[2]	2015 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2015.

[3]

Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

[4]

Includes payments made on cessation of employment or other contracted amounts. The payment to Lyn Cobley reflects annual incentive foregone from her previous employer. The payment to Rob Whitfield after nearly 30 years’ service includes a payment in lieu of notice in accordance with his contract provisions. The amount for Jason Yetton after 23 years’ service will be paid on cessation less any period of notice served.

[5]	The CEO and Group Executives are provided with insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

[6]	The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2015 reporting year (and 2014 year as comparison).

[7]

Equity-settled remuneration is based on the amortisation over the vesting period (normally three or four years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2015. Details of prior years’ grants have been disclosed in previous Annual Reports. The value of share rights for 2015 includes both the 2014 and 2015 LTI awards on transition to the revised LTI plan. The values for David McLean and Rob Whitfield include 2% and 39% respectively attributed to deferred STI.

[8]

The percentage of the total remuneration which is performance related (i.e. STI cash plus share-based payments) was: Brian Hartzer 55%, John Arthur 68%, Lyn Cobley 6%, Philip Coffey 67%, Brad Cooper 71%, David Curran 43%, George Frazis 68%, Alexandra Holcomb 61%, Peter King 59%, David Lindberg 56%, David McLean 46%, Christine Parker 65%, and for former KMP: Gail Kelly 72%, Rob Whitfield 37% and Jason Yetton 47%. The percentage of total remuneration delivered in the form of options (including share rights) was: Brian Hartzer 20%, John Arthur 31%, Lyn Cobley 0%, Philip Coffey 30%, Brad Cooper 29%, David Curran 12%, George Frazis 21%, Alexandra Holcomb 20%, Peter King 21%, David Lindberg 13%, David McLean 17%, Christine Parker 26%, and for former KMP: Gail Kelly 24%, Rob Whitfield 13% and Jason Yetton 22%.

[9]

Refer Section 2 of this Report for details. Remuneration details for newly appointed KMP are from the date of appointment. The STI cash figure for Brian Hartzer is the outcome pro-rated for the periods as Chief Executive, AFS and CEO. Brian Hartzer also received a pro-rated 2015 LTI award for the period he was Chief Executive, AFS.

[10]

Brian Hartzer’s remuneration for 2014 has been separated into two elements. The first line represents his remuneration as the Chief Executive, AFS for 2014 and the second line represents the elements which have been incurred as a result of the buy-out of equity forfeited on his resignation from his previous employer including $542,834 in relocation benefits and $481,283 FBT expenses on his relocation from London.

72	2015 Westpac Group Annual Report

Directors’ report

6.3. STI allocations for the CEO and Group Executives

This section sets out details of STI awards for the CEO and Group Executives for the 2015 financial year:

	STI Target	Maximum STI[1]	STI Portion Paid in Cash[2]			STI Portion Deferred[3]
	$	%	%		$	%	$
Managing Director & Chief Executive Officer
Brian Hartzer[4]	2,307,334	150	50	1,245,960		50	1,245,960
Group Executives
John Arthur	1,300,000	150	50	728,000		50	728,000
Lyn Cobley[4]	-	150	50	-		50	-
Philip Coffey	1,360,000	150	50	734,400		50	734,400
Brad Cooper	1,600,000	150	50	816,000		50	816,000
David Curran	952,000	150	50	547,400		50	547,400
George Frazis[4]	1,600,000	150	50	928,000		50	928,000
Alexandra Holcomb	952,000	150	50	499,800		50	499,800
Peter King	986,000	150	50	522,580		50	522,580
David Lindberg[4]	289,000	150	50	151,725		50	151,725
David McLean[4]	797,371	150	50	430,581		50	430,581
Christine Parker	900,000	150	50	508,500		50	508,500

Former Managing Director & Chief Executive Officer
Gail Kelly[4]	1,200,000	150	100	1,200,000		-	-
Former Group Executives
Rob Whitfield[4]	1,333,333	150	50	566,667		50	566,667
Jason Yetton[4]	854,167	150	50	427,084		50	427,084

1             The maximum STI potential is 150% of the individual STI Target.

2             50% of the STI outcome for the year is paid as cash in December 2015.  The part year STI outcome for Gail Kelly has been paid 100% cash.

3             50% of the actual STI outcome is deferred in the form of restricted shares or share rights, half vesting on 1 October 2016 and the remainder vesting on 1 October 2017.

4             Refer Section 2 of this Report for details.

2015 Westpac Group Annual Report	73

6.4. Movement in equity-settled instruments during the year

This table shows the details of movements during 2015 in the number and value of equity instruments for the CEO and Group Executives under the relevant plans:

Name	Type of Equity-Based Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $

Managing Director & Chief Executive Officer
Brian Hartzer[7]	Performance share rights	129,547	-	-	2,713,522	-	-
	Shares under Restricted Share Plan	24,150	13,676	-	769,547	-	-

Group Executives
John Arthur	Performance share rights	122,943	29,310	29,310	2,531,083	1,011,994	443,315
	Shares under Restricted Share Plan	19,607	27,954	-	624,783	-	-

Lyn Cobley[7]	Shares under Restricted Share Plan	54,011	-	-	1,629,579	-	-

Philip Coffey	Performance share rights	160,725	48,362	48,362	3,298,589	1,669,807	746,062
	Shares under Restricted Share Plan	23,269	42,278	-	741,474	-	-

Brad Cooper	Performance options	-	-	196,785	-	1,643,682	-
	Performance share rights	143,434	54,957	54,957	2,952,953	1,897,515	816,052
	Shares under Restricted Share Plan	23,334	42,560	-	743,545	-	-

David Curran	Performance share rights	63,519	-	-	1,264,621	-	-

George Frazis[7]	Performance share rights	94,372	40,302	40,302	1,926,925	1,391,518	621,718
	Shares under Restricted Share Plan	24,132	37,480	-	768,973	-	-

Alexandra Holcomb	Performance options	-	-	31,697	-	457,835	-
	Performance share rights	87,679	12,456	12,456	1,779,688	430,072	192,259
	Shares under Restricted Share Plan	11,007	19,387	-	350,741	-	-

Peter King	Performance share rights	101,206	10,991	10,991	2,064,879	379,489	165,230
	Shares under Restricted Share Plan	10,947	17,467	-	348,829	-	-

David Lindberg[7]	Performance share rights	12,476	-	-	248,330	-	-
	Shares under Restricted Share Plan	-	9,679	-	-	-	-

David McLean[7]	Performance share rights	35,662	6,151	6,151	643,414	203,319	79,436
	Unhurdled share rights	11,569	6,432	32,406	333,017	1,071,170	-

Christine Parker	Performance share rights	95,880	8,646	8,646	1,969,122	298,523	123,083
	Shares under Restricted Share Plan	14,583	19,212	-	464,692	-	-

Former Managing Director & Chief Executive Officer
Gail Kelly[7]	CEO Performance share rights	-	197,848	197,848	-	6,741,595	4,288,845
	Shares under the CEO Restricted Share Plan	56,988	83,812	-	1,815,939	-	-

Former Group Executives
Rob Whitfield[7]	Performance share rights	81,961	43,966	43,966	1,687,370	1,518,026	689,260
	Unhurdled share rights	18,780	-	-	564,953	-	-
	Shares under Restricted Share Plan	23,932	41,376	-	762,600	-	-

Jason Yetton[7]	Performance share rights	123,202	12,823	12,823	2,531,603	442,743	198,003
	Shares under Restricted Share Plan	14,583	21,607	-	464,692	-	-

1           No performance options were granted in 2015.  The number of performance share rights granted in 2015 includes both the 2014 and 2015 LTI awards on transition to the revised LTI plan.

2           72% of hurdled share rights granted in 2011 vested in October 2014 as assessed against the TSR and EPS performance hurdle.

74	2015 Westpac Group Annual Report

Directors’ report

3           Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

4           For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of LTI grants made during the year’ below. The value of performance share rights granted in 2015 includes both the 2014 and 2015 LTI awards on transition to the revised LTI plan.  For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed Group Executives in 2015, do not reconcile with the amount shown in the table in Section 6.2 of this Report, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

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

7           Refer Section 2 of this Report for details.

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to Group Executives during 2015 calculated in accordance with Australian Accounting Standard AASB 2 Share-based Payments and is used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair
	Performance			Commencement			Value[2] per
Equity Instrument	Hurdle	Granted to	Grant Date	Date[1]	Test Date	Expiry	Instrument
Westpac Reward Plan	Relative TSR	All Group Executives	3 December 2014	1 October 2014	1 October 2017	1 October 2024	$15.06
	Cash EPS CAGR		3 December 2014	1 October 2014	1 October 2017	1 October 2024	$28.23
	Relative TSR		3 December 2014	1 October 2014	1 October 2018	1 October 2024	$13.89
	Cash EPS CAGR		3 December 2014	1 October 2014	1 October 2017	1 October 2024	$26.76

1           The commencement date is the start of the performance period.

2           The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of rights with Cash EPS CAGR hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods which for the rights valued at $26.76 is 4 years to the 1 October 2018 vesting date. For the purpose of allocating rights with Cash EPS CAGR hurdles, the valuation also takes into account the average Cash EPS CAGR outcome using a Monte Carlo simulation model. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

7. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each of these employment agreements provides for the payment of fixed and performance-based remuneration, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the current KMP are summarised below:

Term	Who	Conditions
Duration of agreement	▪ CEO and Group Executives	▪ Ongoing until notice given by either party

Notice to be provided by the executive or the Group to terminate the employment agreement	▪ CEO and Group Executives	▪ 12 months[1]

	▪ Phil Coffey	▪ Six months

Termination payments to be made on termination without cause	▪ CEO and all Group Executives	▪ Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	▪ CEO and all other Group Executives	▪ Immediately for misconduct ▪ Three months’ notice for poor performance

	▪ Brad Cooper and Phil Coffey	▪ Immediately for misconduct ▪ Contractual notice period for poor performance

Post-employment restraints	▪ CEO and all Group Executives	▪ 12 month non-solicitation restraint

1             Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

2015 Westpac Group Annual Report	75

8. Non-executive Directors, CEO and Group Executives — Additional disclosures

8.1. Details of Westpac ordinary shares held by Non-executive Directors

Shareholdings

The following table sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20151:

Name	Number Held at Start of the Year	Other Changes During the Year	Number Held at End of the Year

Current Non-executive Directors
Lindsay Maxsted	17,283	594	17,877
Elizabeth Bryan	26,801	-	26,801
Ewen Crouch[2]	38,176	320	38,496
Alison Deans	9,000	-	9,000
Craig Dunn[3]	n/a	8,500	8,500
Robert Elstone	10,000	291	10,291
Peter Hawkins[4]	15,218	-	15,218
Peter Marriott	20,000	-	20,000

Former Non-executive Director
Ann Pickard [3,5]	13,800	-	n/a

1           None of these shares include non-beneficially held shares.

2           In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.

3           The information relates to the period these individuals were Non-executive Directors. Refer Section 2 of this Report for details.

4           In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 1,370 Convertible Preference Shares and 850 Westpac Capital Notes 3 at year end.

5           Ann Pickard’s relevant interests arose through holding 13,800 American Depositary Shares (ADS). One ADS represents one Westpac fully paid ordinary share.

76	2015 Westpac Group Annual Report

Directors’ report

8.2. Details of Westpac equity holdings of Key Management Personnel

The following table sets out details of Westpac equity held by the CEO and Group Executives (including their related parties) for the year ended 30 September 20151:

Name	Type of Equity-based Instrument	Number Held at Start of the Year	Number Granted During the Year as Remuneration	Received on Exercise and/or Exercised During the Year	Number Lapsed During the Year	Other Changes During the Year	Number Held at End of the Year	Number Vested and Exercisable at End of the Year

Managing Director & Chief Executive Officer
Brian Hartzer	Ordinary shares	25,421	24,150	-	-	-	49,571	-
	Performance share rights	116,608	129,547	-	-	-	246,155	-

Group Executives
John Arthur[2]	Ordinary shares	207,050	19,607	29,310	-	8,189	264,156	-
	Performance share rights	170,570	122,943	(29,310)	(13,040)	-	251,163	-

Lyn Cobley[3]	Ordinary shares	n/a	54,011	-	-	-	54,011	-

Philip Coffey[4]	Ordinary shares	283,917	23,269	48,362	-	(49,993)	305,555	-
	Performance share rights	191,624	160,725	(48,362)	(21,948)	-	282,039	-

Brad Cooper	Ordinary shares	129,151	23,334	251,742	-	(366,645)	37,582	-
	Performance options	196,785	-	(196,785)	-	-	-	-
	Performance share rights	187,438	143,434	(54,957)	(24,001)	-	251,914	-

David Curran[5]	Ordinary shares	-	-	-	-	-	-	-
	Performance share rights	-	63,519	-	-	-	63,519	-

George Frazis	Ordinary shares	155,278	24,132	40,302	-	(182,938)	36,774	-
	Performance share rights	137,817	94,372	(40,302)	(18,290)	-	173,597	-

Alexandra Holcomb	Ordinary shares	60,601	11,007	44,153	-	(69,053)	46,708	-
	Performance options	70,544	-	(31,697)	-	-	38,847	38,847
	Performance share rights	50,493	87,679	(12,456)	(5,656)	-	120,060	-

Peter King	Ordinary shares	51,956	10,947	10,991	-	-	73,894	-
	Performance share rights	37,545	101,206	(10,991)	(4,860)	-	122,900	-

David Lindberg[3]	Ordinary shares	n/a	-	-	-	-	26,747	-
	Performance share rights	n/a	12,476	-	-	-	64,984	-

David McLean[3]	Ordinary shares	3,981	-	38,557	-	(39,884)	2,654	-
	Performance share rights	15,795	35,662	(6,151)	(2,334)	-	42,972	-
	Unhurdled share rights	32,406	11,569	(32,406)	-	-	11,569	-

Christine Parker	Ordinary shares	29,176	14,583	8,646	-	(30,361)	22,044	-
	Performance share rights	61,355	95,880	(8,646)	(3,619)	-	144,970	-

Former Managing Director & Chief Executive Officer
Gail Kelly[3]	Ordinary shares	1,542,459	56,988	197,848	-	-	n/a	-
	Performance share rights	713,264	-	(197,848)	(124,882)	-	n/a	-

Former Group Executives
Rob Whitfield[3]	Ordinary shares	290,971	23,932	43,966	-	(83,024)	n/a	-
	Performance share rights	151,029	81,961	(43,966)	(20,279)	-	n/a	-
	Unhurdled share rights	-	18,780	-	-	-	n/a	-

Jason Yetton[3]	Ordinary shares	160,209	14,583	12,823	-	-	n/a	-
	Performance share rights	109,468	123,202	(12,823)	(5,825)	-	n/a	-

1           The highest number of shares held by an individual in the above tables is 0.0096% of total Westpac ordinary shares outstanding as at 30 September 2015.

2           In addition to holdings of ordinary shares, John Arthur and his related parties held interests in 1,000 Westpac Capital Notes and 885 Westpac Capital Notes 2 at year-end.

3           This information relates to the period these individuals were Key Management Personnel. Refer Section 2 of the Remuneration Report for details.

4           In addition to holdings of ordinary shares, Philip Coffey and his related parties held interests in 200,000 Westpac Capital Notes 2 and 3,000 Westpac Capital Notes 3 at year-end.

5           David Curran and his related parties held interests in 965 Westpac Convertible Preference Shares at year-end.

2015 Westpac Group Annual Report	77

8.3. Loans to Directors and other Key Management Personnel disclosures

All financial instrument transactions that have occurred during the financial year between Directors or other Key Management Personnel (KMP) and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other KMP (including their related parties) of the Group are:

	Balance at Start of the Year $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Number in Group at End of the Year

Directors	3,866,378	219,776	-	4,663,312	2
Other KMP	14,575,662	647,788	-	10,782,076	8
	18,442,040	867,564	-	15,445,388	10

Individuals (including their related parties) with loans above $100,000 during the 2015 financial year are:

	Balance at Start of the Year $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Highest Indebtedness during the Year $

Directors
Lindsay Maxsted	2,341,735	142,419	-	3,248,220	3,265,910
Ewen Crouch	1,524,643	77,357	-	1,415,092	1,524,643

Other KMP
Brian Hartzer	27,995	4,842	-	63,063	106,127
John Arthur	-	41,235	-	1,463,544	1,490,000
Philip Coffey	2,394,000	118,312	-	2,394,000	2,394,000
Brad Cooper	3,996,192	87,777	-	266,534	4,041,548
George Frazis	228,225	7,653	-	-	228,225
Alexandra Holcomb	2,918,498	132,203	-	3,964,352	4,071,467
David McLean	-	50,293	-	31,975	1,358,144
Christine Parker	1,960,298	125,061	-	2,598,608	3,455,895
Rob Whitfield[1]	2,750,454	55,915	-	n/a	2,750,454
Jason Yetton[1]	300,000	24,497	-	n/a	1,790,558

1           This information relates to the period these individuals were Key Management Personnel. Refer Section 2 of the Remuneration Report for details.

78	2015 Westpac Group Annual Report

Directors’ report

10. Auditor

a)       Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2015, I declare that, to the best of my knowledge and belief, there have been:

a.        no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.        no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney 2 November 2015

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2014 and 2015 financial years are set out in Note 39 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $9.9 million in total (2014 $7.9 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2015 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

▪           all non-audit services have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of the auditor; and

▪           none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

2015 Westpac Group Annual Report	79

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 2 November 2015	Brian Hartzer Managing Director & Chief Executive Officer 2 November 2015

80	2015 Westpac Group Annual Report

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Other Westpac business information

Five year summary1

(in $m unless otherwise indicated)	2015	2014	2013	2012	2011
Income statements for the years ended 30 September[2]
Net interest income	14,267	13,542	12,821	12,502	11,996
Non-interest income	7,375	6,395	5,774	5,481	4,917
Net operating income before operating expenses and impairment charges	21,642	19,937	18,595	17,983	16,913
Operating expenses	(9,473)	(8,547)	(7,976)	(7,957)	(7,406)
Impairment charges	(753)	(650)	(847)	(1,212)	(993)
Profit before income tax	11,416	10,740	9,772	8,814	8,514
Income tax expense	(3,348)	(3,115)	(2,947)	(2,812)	(1,455)
Profit attributable to non-controlling interests	(56)	(64)	(74)	(66)	(68)
Net profit attributable to owners of Westpac Banking Corporation	8,012	7,561	6,751	5,936	6,991
Balance sheet as at 30 September[2]
Loans	623,316	580,343	536,164	514,445	496,609
Other assets	188,840	190,499	164,933	164,167	173,619
Total assets	812,156	770,842	701,097	678,612	670,228
Deposits and other borrowings	475,328	460,822	424,482	394,991	370,278
Debt issues	171,054	152,251	144,133	147,847	165,931
Loan capital	13,840	10,858	9,330	9,537	8,173
Other liabilities	98,019	97,574	75,615	79,972	82,038
Total liabilities	758,241	721,505	653,560	632,347	626,420
Total shareholders’ equity and non-controlling interests	53,915	49,337	47,537	46,265	43,808
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	187	182	174	166	156
Special dividends per ordinary share (cents)	-	-	20	-	-
Dividend payout ratio (%)[3]	73.4	74.7	79.7	85.3	67.0
Return on average ordinary equity (%)	16.2	16.3	15.2	13.9	17.8
Basic earnings per share (cents)	256.3	243.7	218.3	194.7	233.0
Net tangible assets per ordinary share ($)[4]	13.08	11.57	11.09	10.49	9.96
Share price ($):
High	40.07	35.99	34.79	24.99	25.60
Low	29.10	30.00	24.23	19.00	17.84
Close	29.70	32.14	32.73	24.85	20.34
Business performance
Operating expenses to operating income ratio (%)	43.8	42.9	42.9	44.2	43.8
Net interest margin (%)	2.09	2.09	2.14	2.16	2.19
Capital adequacy
Total equity to total assets (%)	6.6	6.4	6.8	6.8	6.5
Total equity to total average assets (%)	6.8	6.7	6.9	6.9	7.0
APRA Basel III:
Common equity Tier 1 (%)[5]	9.5	9.0	9.1	8.2	n/a
Tier 1 ratio (%)[6]	11.4	10.6	10.7	10.3	9.7
Total capital ratio (%)[6]	13.3	12.3	12.3	11.7	11.0
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	1.8	2.5	4.1	5.6	6.3
Total provisions for impairment on loans and credit commitments to total loans (basis points)	53	60	73	82	88
Other information
Full-time equivalent employees (number at financial year end)[7]	32,620	33,586	33,045	33,418	33,898

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    The above income statement extracts for 2015, 2014 and 2013 and balance sheet extracts for 2015 and 2014 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2012 and 2011 and balance sheet extracts for 2013, 2012 and 2011 are derived from financial statements previously published.

3    Excludes special dividends and adjusted for Treasury shares.

4    Total equity attributable to owners of Westpac Banking Corporation, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.

5    Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparative is presented for 2011. For further information, refer to Note 33 to the financial statements.

6    Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis. For further information, refer to Note 33 to the financial statements.

7    Full-time equivalent employees includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

82	2015 Westpac Group Annual Report

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

▪         the conduct, behaviour or practices of Westpac or its staff;

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

▪         the effectiveness of Westpac’s risk management policies, including our internal processes, systems and employees;

▪         the incidence or severity of Westpac insured events;

▪         the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

▪         internal and external events which may adversely impact Westpac’s reputation;

▪         changes to the value of Westpac’s intangible assets;

▪         changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

▪         the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and

▪         various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ under the section ‘Risk and risk management’. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

2015 Westpac Group Annual Report	83

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2015 and 30 September 2014 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2015, 2014 and 2013 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2015 is referred to as 2015 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7020, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Wednesday, 30 September 2015. The Australian dollar equivalent of New Zealand dollars at 30 September 2015 was A$1.00 = NZ$1.098, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2011 to 30 September 2015.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

84	2015 Westpac Group Annual Report

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2015, 2014, 2013, 2012 and 2011 from our audited consolidated financial statements and related notes.

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

The financial statements have been prepared in accordance with the accounting policies described in the Notes to the financial statements.

Recent accounting developments

For a discussion of recent accounting developments refer to Note 1 to the financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Note 1(d) includes a description of our critical accounting assumptions and estimates. We have discussed each of the assumptions and estimates with our Board Audit Committee (BAC). The following is a summary of the areas we consider involve our most critical accounting estimates.

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

As at 30 September 2015, the fair value of trading securities and financial assets designated at fair value through profit or loss, loans designated at fair value, available-for-sale securities and life insurance assets was $102,455 million (2014: $102,254 million). The value of other financial liabilities at fair value through income statement, deposits and other borrowings at fair value, debt issues at fair value and life insurance liabilities was $76,342 million (2014: $88,051 million). The fair value of outstanding derivatives was a net liability of $131 million (2014: $1,865 million net asset). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,969 million (2014: $1,815 million) and $57 million (2014: $48 million), respectively. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgments and estimates used are reasonable in the current market. However, a change in these judgments and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment charges on loans

Provisions for credit impairment represent management’s best estimate of the impairment charges incurred in the loan portfolios as at the balance date. There are two components of our loan impairment provisions: Individually Assessed Provisions (IAPs) and Collectively Assessed Provisions (CAPs).

In determining IAPs, considerations that have a bearing on the amount and timing of expected future cash flows are taken into account. For example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The CAPs are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience, current economic conditions, expected default and timing of recovery based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2015, gross loans to customers were $626,344 million (2014: $583,516 million) and the provision for impairment on loans was $3,028 million (2014: $3,173 million).

2015 Westpac Group Annual Report	85

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

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2015, the carrying value of goodwill was $8,809 million (2014: $9,112 million). Refer to Note 26 to the financial statements for further information.

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

The aggregate superannuation deficits across all our plans as at 30 September 2015 was $192 million (2014: $315 million). One plan had a superannuation surplus as at 30 September 2015 of $18 million (2014: $nil).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions and non-lending losses, impairment charges on credit commitments and surplus lease space. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows.

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. All our businesses predominantly operate in jurisdictions with similar tax rates to the Australian corporate tax rate. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. For these circumstances, we hold appropriate provisions. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

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

86	2015 Westpac Group Annual Report

Review of Group operations

Income statement review

Consolidated income statement1

As at 30 September	2015	2015	2014	2013	2012	2011
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	22,671	32,295	32,248	33,009	36,873	38,098
Interest expense	(12,656)	(18,028)	(18,706)	(20,188)	(24,371)	(26,102)
Net interest income	10,015	14,267	13,542	12,821	12,502	11,996
Non-interest income	5,177	7,375	6,395	5,774	5,481	4,917
Net operating income before operating expenses and impairment charges	15,192	21,642	19,937	18,595	17,983	16,913
Operating expenses	(6,650)	(9,473)	(8,547)	(7,976)	(7,957)	(7,406)
Impairment charges	(529)	(753)	(650)	(847)	(1,212)	(993)
Profit before income tax	8,013	11,416	10,740	9,772	8,814	8,514
Income tax expense	(2,350)	(3,348)	(3,115)	(2,947)	(2,812)	(1,455)
Net profit for the year	5,663	8,068	7,625	6,825	6,002	7,059
Profit attributable to non-controlling interests	(39)	(56)	(64)	(74)	(66)	(68)
Net profit attributable to owners of Westpac Banking Corporation	5,624	8,012	7,561	6,751	5,936	6,991
Weighted average number of ordinary shares (millions)	3,124	3,124	3,098	3,087	3,043	2,997
Basic earnings per ordinary share (cents)	179.9	256.3	243.7	218.3	194.7	233.0
Diluted earnings per share (cents)[3]	175.0	249.3	238.7	213.5	189.4	223.6
Dividends per ordinary share (cents)	131	187	182	174	166	156
Special dividends per ordinary share (cents)	-	-	-	20	-	-
Dividend payout ratio (%)[4]	73.4	73.4	74.7	79.7	85.3	67.0

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7020, the noon buying rate in New York City on 30 September 2015.

3           Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4           Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share. Excludes special dividends and adjusted for Treasury shares.

Overview of performance – 2015 v 2014

Net profit attributable to owners for 2015 was $8,012 million, an increase of $451 million or 6% compared to 2014. There were a number of significant infrequent items that in aggregate increased net profit. These included the partial sale of the Group’s shareholding in BT Investment Management Limited (BTIM)1 which generated an after tax gain of $665 million, several tax recoveries of $121 million, partially offset by higher technology expenses of $354 million (post-tax) following changes to accounting for technology investment spending and derivative valuation methodologies changes which resulted in an $85 million2 (post-tax) charge.

Net interest income increased $725 million or 5% compared to 2014, with total loan growth of 7% and customer deposit growth of 4%. Net interest margin was stable at 2.09%, with lower Treasury income, reduced asset spreads and higher liquidity costs offset by reduced cost of funds from both deposit products and wholesale funding.

Non-interest income increased $980 million or 15% compared to 2014 primarily due to the gain associated with the sale of BTIM shares ($1,036 million). Excluding this item, non-interest income reduced $56 million or 1% from lower trading income2 and lower insurance income reflecting higher insurance claims mostly associated with severe weather events.

Operating expenses increased $926 million or 11% compared to 2014. This included $505 million related to changes to accounting for technology investment spending. Excluding this item, operating expenses increased $421 million or 5% primarily due to higher investment related costs, including increased software amortisation and foreign currency translation impacts.

Impairment charges increased $103 million compared to 2014 mostly due to a reduced benefit from credit quality improvements while direct write-offs were also higher. Overall asset quality improved during the year with stressed exposures as a percentage of total committed exposures reducing from 1.24% to 0.99%.

The effective tax rate of 29.3% in 2015 was marginally higher than the 29.0% recorded in 2014.

2015 basic earnings per share were 256.3 cents per share compared to 243.7 cents per share in 2014.

1    Refer to divisional results of BT Financial Group (Australia) for more detail.

2           In 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a Funding Valuation Adjustment (FVA) to the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income.

2015 Westpac Group Annual Report	87

The Board has determined a final dividend of 94 cents per ordinary share. The full year ordinary dividends of 187 cents represent an increase of 3% over ordinary dividends declared in 2014 and a pay-out ratio of 73.4%. The full year ordinary dividend is fully franked.

Income statement review – 2015 v 2014

Net interest income – 2015 v 2014

$m	2015	2014	2013
Interest income	32,295	32,248	33,009
Interest expense	(18,028)	(18,706)	(20,188)
Net interest income	14,267	13,542	12,821
Increase/(decrease) in net interest income
Due to change in volume	878	802	430
Due to change in rate	(153)	(81)	(111)
Change in net interest income	725	721	319

Net interest income increased $725 million or 5% compared to 2014. Key features include:

▪         net interest income excluding Treasury and Markets increased $863 million or 7%, reflecting 6% growth in average interest-earning assets and a 2 basis point increase in Group net interest margin excluding Treasury and Markets; and

▪         in aggregate, Treasury and Markets net interest income decreased $138 million or 25% due to lower returns in Treasury related to the liquid asset portfolio and balance sheet management activities.

Total loans were $43.0 billion or 7% higher than 2014. Excluding foreign exchange translation impacts, total loans increased $38.7 billion or 7%.

Key features of total loan growth were:

▪   Australian housing loans increased $24.8 billion or 7% at 0.8x system1. New lending volumes increased 13% during the year. Excluding the impact of customer switching to owner occupied lending, investor property lending growth was under 10%2;

▪   Australian personal loans and cards increased $1.0 billion or 5%, with growth across auto finance and personal lending;

▪   Australian business loans increased $8.6 billion or 6% at 1.2x system1. Growth in institutional lending was mainly in infrastructure and financial services segments. Westpac RBB and St.George increased 4%, with new lending 11% higher;

▪   New Zealand lending increased NZ$4.6 billion or 7%. Mortgages grew at 6% (0.8x system3), and business lending increased 8% (in line with system); and

▪   other overseas loans increased $3.2 billion or 23%. Excluding the impact of foreign currency translation, other overseas loans increased $0.1 billion. Growth in term lending was offset by lower trade finance volumes.

Total customer deposits were $17.9 billion or 4% higher than 2014. Excluding foreign exchange translation impacts, customer deposits increased $14.7 billion or 4%.

Key features of total customer deposit growth were:

▪         Australian customer deposits increased $17.2 billion or 5%. Household deposits grew at system4 in the year. Growth in financial corporation and non-financial corporation deposits was modest as pricing was adjusted to reflect relative Liquidity Coverage Ratio (LCR) value. Australian non-interest bearing deposits increased from growth in mortgage offset accounts;

▪         New Zealand customer deposits increased NZ$2.5 billion or 5%, with a focus on higher quality deposits; and

▪         other overseas customer deposits decreased $2.4 billion.

Certificates of deposits decreased $3.4 billion or 7%, reflecting decreased short term wholesale funding in this form.

1           Source: Reserve Bank of Australia (RBA).

2           As measured under APRA’s 10% growth rate threshold for investor property lending.

3           Source: Reserve Bank of New Zealand (RBNZ).

4           Source: APRA.

88	2015 Westpac Group Annual Report

Review of Group operations

Interest spread and margin – 2015 v 2014

$m	2015	2014	2013
Group
Net interest income	14,267	13,542	12,821
Average interest earning assets	683,814	647,362	599,869
Average interest bearing liabilities	640,628	606,553	560,470
Average net non-interest bearing assets, liabilities and equity	43,186	40,809	39,399
Interest spread[1]	1.91%	1.90%	1.90%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.18%	0.19%	0.24%
Net interest margin[3]	2.09%	2.09%	2.14%

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

Net interest margin was 2.09% in 2015, remaining flat compared to 2014. Key drivers of the margin were:

▪         a 8 basis point decline from asset spreads. The primary driver was increased competition in mortgages. Business, institutional, and unsecured lending spreads were also lower;

▪         a 2 basis point decline from Treasury and Markets, reflecting lower returns from the management of the liquids portfolio and balance sheet management in Treasury;

▪         a 2 basis point decline from increased holdings of high quality liquid assets to meet the new LCR requirement from 1 January 2015 and the Committed Liquidity Facility (CLF) fee of 15 basis points; and

▪         a 1 basis point decline from capital and other due to the impact of lower hedge rates on capital returns in relation to 2014, partially offset by increased capital from the 2015 interim dividend DRP and partial DRP underwrite; offset by

▪         a 13 basis point increase from lower funding costs. This comprised:

–              a 3 basis point increase from lower term funding costs, as pricing for new term senior issuances was lower than maturing deals; and

–              a 10 basis point increase from customer deposit impacts, mostly from improved spreads on term deposits and savings accounts.

Non-interest income – 2015 v 2014

$m	2015	2014	2013
Fees and commissions	2,942	2,926	2,723
Wealth management and insurance income	2,228	2,254	1,944
Trading income	964	1,017	1,069
Other income	1,241	198	38
Non-interest income	7,375	6,395	5,774

Non-interest income was $7,375 million in 2015, an increase of $980 million or 15% compared to 2014. The increase was primarily driven by the partial sale of an interest in BTIM and higher fees and commissions, partially offset by a decline in wealth management and insurance income and trading income.

Fees and commissions income was $2,942 million in 2015, an increase of $16 million or 1% compared to 2014. This increase was primarily due to growth in business lending fees, institutional fees and the full period impact of the Lloyds acquisition. Credit card income was lower mostly reflecting promotional point awards associated with the launch of the Westpac New Zealand Airpoints loyalty program.

Wealth management and insurance income was $2,228 million in 2015, a decrease of $26 million or 1% compared to 2014. This decrease was primarily due to:

▪         funds management and life insurance revenue grew as a result of the benefit of positive net flows, higher average FUM and FUA balances and growth in net earned premiums of 12% on life insurance. This was offset by the lower BTIM income associated with the partial sale and move to equity accounting1, lower performance fee income, a slightly higher loss ratio and increased claims which is consistent with growth in the book; and

▪         general insurance income decreased from higher insurance claims mostly related to severe weather events ($65 million). This was partly offset by gross written premium growth of 6% driven by home and contents sales.

1           Refer to divisional results of BT Financial Group (Australia) for more detail.

2015 Westpac Group Annual Report	89

Trading income was $964 million in 2015, a decrease of $53 million or 5% compared to 2014. This decrease reflects the $122 million charge from methodology changes to derivative valuation adjustments1 which more than offset higher Market sales and trading income. The contribution to trading income from Westpac Pacific was also lower following the introduction of exchange rate controls in PNG which reduced foreign exchange income.

Other income was $1,241 million in 2015, an increase of $1,043 million or 527% compared to 2014. This increase was primarily driven by the partial sale of an interest in BTIM which delivered a realised gain of $1,036 million and a rise in income from asset sales.

Operating expenses – 2015 v 2014

$m	2015	2014[1]	2013
Salaries and other staff expenses	4,704	4,571	4,269
Equipment and occupancy expenses	954	904	873
Technology expenses	2,288	1,574	1,406
Other expenses	1,527	1,498	1,428
Total operating expenses	9,473	8,547	7,976
Total operating expenses to net operating income ratio	43.8%	42.9%	42.9%

1    Prior comparative period has been restated to reflect business structure changes in 2015.

Operating expenses increased $926 million or 11% compared to 2014. The key factors of the result were:

▪   changes to the accounting approach for technology investment spend resulted in an increase in the technology and IT equipment expenses by $505 million or 32%, with a further $118 million or 1% higher than 2014 due to higher investment related expenses;

▪   foreign currency translation contributed $51 million or 1%; partially offset by

▪   lower BTIM expenses associated with the partial sale and move to equity accounting2; and

▪   delivery of productivity benefits of $239 million or 3%.

Salaries and other staff expenses were $4,704 million, an increase of $133 million or 3% compared to 2014. This result reflects the full year impact of annual salary increases, partially offset by a reduction in FTE from productivity initiatives and lower BTIM expenses associated with the partial sale and move to equity accounting.

Equipment and occupancy costs were $954 million, an increase of $50 million or 6% compared to 2014. This increase was due to:

▪   rental expenses increased as a result of the Group moving from landlord to tenant following the sale of property and relocation to Barangaroo with a fixed rent lease3; and

▪   investment in an additional 12 Bank of Melbourne branches.

Technology expenses were $2,288 million, an increase of $714 million or 45%. This was driven by:

▪   higher technology expenses, IT equipment depreciation and impairment expenses of $623 million or 40%, including the impact of changes to the accounting for technology investments ($505 million); and

▪   higher software licensing and volume related costs.

Other expenses were $1,527 million, $29 million or 2% higher compared to 2014. This increase was due to:

▪   higher non lending losses of $97 million due mainly to higher credit card and digital fraud and the release of $75 million provision in 2014 related to Bell litigation not repeated; and

▪   professional service costs associated with higher outsourced operational costs; partially offset by

▪   Westpac Bicentennial Foundation grant of $100 million in 2014 not repeated in 2015.

Impairment charges – 2015 v 2014

$m	2015	2014	2013
Impairment charges	753	650	847
Impairment charges to average gross loans (basis points)	12	12	16

1    In 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a Funding Valuation Adjustment (FVA) to the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income.

2    Refer to divisional results of BT Financial Group (Australia) for more detail.

3    Accounting standards require any lease with fixed rent increases to be “Straight-lined”, spreading the fixed annual rental increases evenly over the term of the lease. This adjustment brings forward future increases in cash rent, creating a flat profile over the life of the lease.

90	2015 Westpac Group Annual Report

Review of Group operations

The improvement in asset quality through 2015, including low levels of new impaired assets, has led to impairment charges relative to average gross loans remaining modest at 12 basis points. While the level of impairment charges was low, they increased over the year from higher collectively assessed provision charges. Balance sheet provisions were broadly maintained, with collective provisions rising $49 million and individually assessed provisions are lower from the work out of existing impaired assets, down $198 million. Economic overlays were little changed ($1 million) over 2015 with a balance of $388 million at 30 September 2015.

Impairment charges of $753 million were up $103 million when compared to 2014.

Key movements included:

▪   new Individually Assessed Provisions (IAP) reduced by $118 million offset by lower write-backs and recoveries, $111 million lower compared to 2014; and

▪   total new Collectively Assessed Provisions (CAP) were $110 million higher than 2014. Write-offs increased $91 million compared to 2014 due to the alignment of provisioning practices in the acquired Lloyds portfolio and growth in the Westpac RBB unsecured portfolio. Other changes in CAPs were a smaller benefit as portfolio quality improved at a slower rate.

Income tax expense – 2015 v 2014

$m	2015	2014	2013
Income tax expense	3,348	3,115	2,947
Tax as a percentage of profit before income tax expense (effective tax rate)	29.3%	29.0%	30.2%

Income tax expense was $3,348 million in 2015, an increase of $233 million or 7% compared to 2014. The effective tax rate increased to 29.3% in 2015, from 29.0% in 2014. The increase was largely due to the finalisation of prior period taxation matters in 2014 that was not repeated in 2015.

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

The Board has determined a final dividend of 92 cents per ordinary share. The full year ordinary dividend of 182 cents represents an increase of 5% over ordinary dividends declared in 2013 and a pay-out ratio of 74.7%. The full year ordinary dividend is fully franked.

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

2015 Westpac Group Annual Report	91

▪   Australian housing loans increased $22.5 billion or 7%. The growth through the year reflected the Group’s focus on improving growth relative to system1 with enhancements to all elements of the mortgage process from application through to settlement;

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

Total deposits and other borrowings (deposits)2 increased $36.3 billion or 9% in 2014 compared to 2013. The growth in customer deposits3 of $26.6 billion or 7% was weighted to household deposits. Business deposit growth was lower, as the Group focused on deposits which are more efficient for liquidity purposes.

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

Interest spread and margin – 2014 v 2013

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

1    Source: Reserve Bank of Australia (RBA).

2    For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2014 to balances at 30 September 2013.

3    Customer deposits are a subset of total deposits. Certificates of deposit are excluded from total deposits to calculate customer deposits.

92	2015 Westpac Group Annual Report

Review of Group operations

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

▪   Westpac Bicentennial Foundation grant of $100 million; partially offset by

▪   delivery of productivity initiatives.

Salaries and other staff expenses were $4,571 million in 2014, an increase of $302 million or 7% compared to 2013. Excluding the impact of Lloyds ($83 million) and foreign exchange translation impacts ($56 million) salaries and other staff expenses increased $163 million or 4%. This increase reflects:

▪   annual salary increases and additional staff to support the Group’s expansion in Bank of Melbourne and Asia;

▪   higher performance related payments in the wealth business associated with higher performance fees earned; partially offset by

▪   delivery of productivity savings including supplier and simplification programs.

Equipment and occupancy expenses were $904 million in 2014, an increase of $31 million or 4% compared to 2013. This increase was driven by:

▪   impact of Lloyds;

▪   an additional 16 Bank of Melbourne branches; partially offset by

▪   savings from property consolidation.

Technology expenses were $1,574 million in 2014, an increase of $168 million or 12%. This increase was due to:

▪   software amortisation increased $90 million and hardware depreciation increased $11 million related to the Group’s investment program, including the impact of regulatory change, Asia and digital investments; and

▪   increased costs related to the Group’s investment program, including higher technology and professional services.

Other expenses were $1,498 million in 2014, an increase of $70 million or 5% compared to 2013. This increase was due to:

▪   Westpac Bicentennial Foundation grant; partially offset by

▪   delivery of cost management initiatives including renegotiation with vendors and migration of customers from paper to e-statements.

Impairment charges – 2014 v 2013

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

2015 Westpac Group Annual Report	93

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

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2015	2015	2014	2013	2012	2011
	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	10,369	14,770	25,760	11,699	12,523	16,258
Receivables due from other financial institutions	6,727	9,583	7,424	11,210	10,228	8,551
Derivative financial instruments	33,817	48,173	41,404	28,356	35,489	49,145
Trading securities and financial assets designated at fair value and available-for-sale securities	57,765	82,287	81,933	79,100	71,739	69,006
Loans	437,568	623,316	580,343	536,164	514,445	496,609
Life insurance assets	9,214	13,125	11,007	13,149	11,907	7,916
All other assets	14,673	20,902	22,971	21,419	22,281	22,743
Total assets	570,133	812,156	770,842	701,097	678,612	670,228
Payables due to other financial institutions	13,149	18,731	18,636	8,836	7,564	14,512
Deposits and other borrowings	333,680	475,328	460,822	424,482	394,991	370,278
Other financial liabilities at fair value through income statement	6,477	9,226	19,236	10,302	9,964	9,803
Derivative financial instruments	33,909	48,304	39,539	32,990	38,935	39,405
Debt issues	120,080	171,054	152,251	144,133	147,847	165,931
Life insurance liabilities	8,114	11,559	9,637	11,938	10,875	7,002
All other liabilities	7,160	10,199	10,526	11,549	12,634	11,316
Total liabilities excluding loan capital	522,569	744,401	710,647	644,230	622,810	618,247
Total loan capital[3]	9,716	13,840	10,858	9,330	9,537	8,173
Total liabilities	532,285	758,241	721,505	653,560	632,347	626,420
Net assets	37,848	53,915	49,337	47,537	46,265	43,808
Total equity attributable to owners of Westpac Banking Corporation	37,274	53,098	48,456	46,674	44,295	41,826
Non-controlling interests	574	817	881	863	1,970	1,982
Total shareholders’ equity and non-controlling interests	37,848	53,915	49,337	47,537	46,265	43,808
Average balances
Total assets	560,690	798,703	737,124	688,295	665,804	628,428
Loans and other receivables[4]	417,128	594,200	559,789	516,482	501,118	476,083
Total equity attributable to owners of Westpac Banking Corporation	34,651	49,361	46,477	44,350	42,605	39,378
Non-controlling interests	600	854	862	1,972	1,964	1,921

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7020, the noon buying rate in New York City on 30 September 2015.

3    This includes Westpac Capital Notes 3 (Westpac CN3) in 2015, Westpac Capital Notes 2 (Westpac CN2) in 2014, Westpac Capital Notes (Westpac CN), Westpac Convertible Preference Shares (Westpac CPS) and 2004 Trust Preferred Securities (2004 TPS) in 2015, 2014 and 2013; Westpac Stapled Preferred Securities II (SPS II) in 2013; Westpac CPS, Westpac Stapled Preferred Securities (SPS), SPS II and 2004 TPS in 2012; and SPS, SPS II and 2004 TPS in 2011.

4    Other receivables include other assets, cash and balances with central banks.

94	2015 Westpac Group Annual Report

Review of Group operations

Summary of consolidated ratios

As at 30 September	2015	2015	2014	2013	2012	2011
(in $m unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.09	2.09	2.09	2.14	2.16	2.19
Return on average assets[3]	1.00	1.00	1.03	0.98	0.89	1.11
Return on average ordinary equity[4]	16.2	16.2	16.3	15.2	13.9	17.8
Return on average total equity[5]	16.0	16.0	16.0	14.6	13.3	16.9
Capital ratio (%)
Average total equity to average total assets	6.3	6.3	6.4	6.7	6.7	6.6
Tier 1 ratio[6]	11.4	11.4	10.6	10.7	10.3	9.7
Total capital ratio[6]	13.3	13.3	12.3	12.3	11.7	11.0
Earnings ratios
Basic earnings per ordinary share (cents)[7]	179.9	256.3	243.7	218.3	194.7	233.0
Diluted earnings per ordinary share (cents)[8]	175.0	249.3	238.7	213.5	189.4	223.6
Dividends per ordinary share (cents)	131	187	182	174	166	156
Special dividends per ordinary share (cents)	-	-	-	20	-	-
Dividend payout ratio (%)	73.4	73.4	74.7	79.7	85.3	67.0
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	777	1,107	1,302	1,323	1,604	1,867
Impairment charges on loans written off (net of recoveries) to average loans (bps)	18	18	23	25	32	38

1           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7020, the noon buying rate in New York City on 30 September 2015.

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

6           Basel III was not effective in Australia until 1 January 2014. Comparatives are presented on a Basel II basis. For further information, refer to Note 33 to the financial statements.

7           Based on the weighted average number of fully paid ordinary shares.

8           Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

Balance sheet review

Assets – 2015 v 2014

Total assets as at 30 September 2015 were $812.2 billion, an increase of $41.3 billion or 5% compared to 30 September 2014. Significant movements during the year included:

▪         cash and balances with central banks decreased $11.0 billion or 43% reflecting lower liquid assets held in this form;

▪         receivables due from other financial institutions increased $2.2 billion or 29% due to higher collateral posted with derivative counterparties, mainly related to foreign currency swaps and forwards;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities increased $0.4 billion or 0.4%. Holdings of liquid assets for LCR purposes increased $4.7 billion, partially offset by a reduction of $4.3 billion in bonds held for trading purposes;

▪         derivative assets increased $6.8 billion or 16% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

▪         loans grew $43.0 billion or 7%. Refer to Loan Quality below for further information; and

▪         life insurance assets increased by $2.1 billion or 19%, as two additional managed funds were consolidated.

2015 Westpac Group Annual Report	95

Liabilities and equity – 2015 v 2014

Total liabilities as at 30 September 2015 were $758.2 billion, an increase of $36.7 billion or 5% compared to 30 September 2014. Significant movements during the year included:

▪   deposits and other borrowings increased $14.5 billion or 3%; Australian deposits increased $17.2 billion, New Zealand deposit increased $3.1 billion, other overseas deposits decreased $2.4 billion and certificates of deposits decreased $3.4 billion;

▪   other financial liabilities at fair value through the income statement decreased $10.0 billion or 52% due to reduced funding of securities through repurchase agreements;

▪   derivative liabilities increased $8.8 billion or 22% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

▪   debt issues increased $18.8 billion or 12% ($8 billion or 5% increase excluding foreign currency translation impacts) reflecting additional long term and short term issuances;

▪   life insurance liabilities increased by $1.9 billion or 20%, as two additional managed funds were consolidated; and

▪   loan capital increased $3.0 billion or 27% reflecting the Westpac Capital Notes 3 (Additional Tier 1 capital) issuance of $1.3 billion, subordinated debt issuances of $1.0 billion and foreign currency translation impacts.

Equity increased $4.6 billion or 9% reflecting retained profits less dividends paid, profit on the partial sale of an interest in BTIM and shares issued under both the 2014 final DRP and 2015 interim DRP and partial underwrite.

Loan quality 2015 v 2014

	As at 30 September
$m	2015	2014	2013
Total gross loans[1]	626,344	583,516	539,806
Average gross loans
Australia	526,378	492,670	467,835
New Zealand	62,508	58,428	50,112
Other overseas	15,906	13,125	8,807
Total average gross loans	604,792	564,223	526,754

1           Gross loans are stated before related provisions for impairment.

Total gross loans represented 77% of the total assets of the Group as at 30 September 2015, compared to 76% in 2014.

Australia and New Zealand average gross loans were $588.9 billion in 2015, an increase of $37.8 billion or 7% from $551.1 billion in 2014. This increase was primarily due to growth in Australian housing lending and business lending.

Other overseas average loans were $15.9 billion in 2015, an increase of $2.8 billion or 21% from $13.1 billion in 2014. This was primarily due to growth in term lending.

Approximately 14.0% of the loans at 30 September 2015 mature within one year and 23.1% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

96	2015 Westpac Group Annual Report

Review of Group operations

	As at 30 September
$m	2015	2014	2013	2012	2011
Impaired loans
Non-performing loans[1]:
Gross	1,593	2,030	3,249	4,034	4,287
Impairment provisions	(689)	(862)	(1,363)	(1,463)	(1,487)
Net	904	1,168	1,886	2,571	2,800
Restructured loans:
Gross	39	93	156	153	129
Impairment provisions	(16)	(44)	(56)	(44)	(29)
Net	23	49	100	109	100
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	263	217	195	199	200
Impairment provisions	(172)	(141)	(135)	(134)	(147)
Net	91	76	60	65	53
Net impaired loans	1,018	1,293	2,046	2,745	2,953
Provisions for impairment on loans and credit commitments
Individually assessed provisions	669	867	1,364	1,470	1,461
Collectively assessed provisions	2,663	2,614	2,585	2,771	2,953
Total provisions for impairment on loans and credit commitments	3,332	3,481	3,949	4,241	4,414
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	46.3%	44.8%	43.2%	37.4%	36.0%
Total impaired loans to total loans	0.30%	0.40%	0.67%	0.85%	0.92%
Total provisions for impairment on loans and credit commitments to total loans	0.53%	0.60%	0.73%	0.82%	0.88%
Total provisions for impairment on loans and credit commitments to total impaired loans	175.8%	148.8%	109.7%	96.7%	95.6%
Collectively assessed provisions to non-housing performing loans	1.2%	1.3%	1.4%	1.6%	1.7%

1           Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2           Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $208 million as at 30 September 2015 (2014: $180 million, 2013: $190 million, 2012: $171 million, 2011: $202 million). This sum is compared to the total gross impaired loans to determine this ratio.

The quality of our loan portfolio improved during 2015, with total impaired loans as a percentage of total gross loans of 0.30% at 30 September 2015, a decrease of 0.10% from 0.40% at 30 September 2014.

At 30 September 2015, we had 3 impaired counterparties with exposure greater than $50 million, collectively accounting for 15% of total impaired loans. This compares to 5 impaired counterparties with exposure greater than $50 million in 2014 accounting for 22% of total impaired loans. There were 9 impaired exposures at 30 September 2015 that were less than $50 million and greater than $20 million (2014: 9 impaired exposures).

At 30 September 2015, 77% of our exposure was to either investment grade or secured consumer mortgage segment (2014: 77%, 2013: 77%, 2012: 76%) and 95% of our exposure as at 30 September 2015 was in Australia, New Zealand and the Pacific region (2014: 95%, 2013: 97%, 2012: 97%).

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 46.3% at 30 September 2015 compared to 44.8% at 30 September 2014. Total provisions for impairment on loans and credit commitments to total impaired loans represented 175.8% of total impaired loans as at 30 September 2015, up from 148.8% at 30 September 2014. Total provisions for impairments on loans and credit commitments to total loans was 0.53% at 30 September 2015, down from 0.60% at 30 September 2014 (2013: 0.73%).

Consumer mortgage loans 90 days past due at 30 September 2015 were 0.42% of outstandings, down from 0.45% of outstandings at 30 September 2014 (2013: 0.51%).

Other consumer loan delinquencies (including credit card and personal loan products) were 1.07% of outstandings as at 30 September 2015, an increase of 8 basis points from 0.99% of outstandings as at 30 September 2014 (2013: 1.04%).

Potential problem loans as at 30 September 2015 amounted to $923 million, a decrease of 35% from $1,421 million at 30 September 2014. The reduction of potential problem loans is due mainly to the upgrade or repayment of some of these assets.

Potential problem loans are facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified. Potential

2015 Westpac Group Annual Report	97

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

Basel Capital Accord

The regulatory limits applied to our capital ratios are consistent with A global regulatory framework for more resilient banks and banking systems, also known as Basel III, issued by the Bank for International Settlements. This framework reflects the advanced risk management practices that underpin the calculation of regulatory capital through a broad array of risk classes and advanced measurement processes.

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

98	2015 Westpac Group Annual Report

Review of Group operations

Westpac’s regulatory capital ratios as at 30 September are summarised in the table below:

$m	2015	2014
Common equity	51,972	47,137
Deductions from common equity	(17,903)	(17,413)
Total common equity after deductions	34,069	29,724
Additional Tier 1 capital	6,729	5,273
Net Tier 1 regulatory capital	40,798	34,997
Tier 2 capital	6,942	5,902
Deductions from Tier 2 capital	(206)	(198)
Total Tier 2 capital after deductions	6,736	5,704
Total regulatory capital	47,534	40,701
Credit risk	310,342	281,459
Market risk	10,074	8,975
Operational risk	31,010	29,340
Interest rate risk in the banking book	2,951	7,316
Other assets	4,203	4,297
Total risk weighted assets	358,580	331,387
Common Equity Tier 1 capital ratio	9.5%	9.0%
Additional Tier 1 capital ratio	1.9%	1.6%
Tier 1 capital ratio	11.4%	10.6%
Tier 2 capital ratio	1.9%	1.7%
Total regulatory capital ratio	13.3%	12.3%

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2015:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month
October (2014)	1,043,268	34.30	-	n/a
November (2014)	1,207,585	33.27	-	n/a
December (2014)	1,900,247	32.81	-	n/a
January (2015)	62,836	32.96	-	n/a
February (2015)	1,034,114	37.06	-	n/a
March (2015)	77,397	38.64	-	n/a
April (2015)	89,860	38.92	-	n/a
May (2015)	54,521	34.56	-	n/a
June (2015)	59,699	33.11	-	n/a
July (2015)	117,182	34.06	-	n/a
August (2015)	180,030	32.16	-	n/a
September (2015)	77,815	30.51	-	n/a
Total	5,904,554	34.08	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪         to deliver to eligible employees under the Employee Share Plan (ESP): 823,869 ordinary shares;

▪         to deliver to employees upon the exercise of options and performance share rights: 2,084,582 ordinary shares;

▪         Treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 928,162 ordinary shares; and

▪         to allocate to eligible employees under the Restricted Share Plan (RSP): 2,067,941 ordinary shares.

2015 Westpac Group Annual Report	99

Refer to Note 32 to the financial statements for a discussion of Treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2015:

$m	1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
On balance sheet long-term debt[1]	29,052	56,414	37,197	12,528	135,191
Operating leases[2]	553	883	508	1,436	3,380
Total contractual cash obligations	29,605	57,297	37,705	13,964	138,571

1           Refer to Note 19 to the financial statements for details of on balance sheet long-term debt.

2           Refer to Note 30 to the financial statements for details of operating leases.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2015:

$m	1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
Standby letters of credit and financial guarantees	1,705	1,627	429	881	4,642
Trade letters of credit	2,642	303	-	-	2,945
Non-financial guarantees	5,081	1,903	361	2,086	9,431
Commitments to extend credit	67,700	33,861	20,622	52,208	174,391
Other commitments	164	-	20	-	184
Total commercial commitments	77,292	37,694	21,432	55,175	191,593

1           The numbers in this table are notional amounts (refer to Note 31 to the financial statements).

100	2015 Westpac Group Annual Report

Divisional performance

Divisional performance – 2015 v 2014

In 2015 our operations comprised five primary customer-facing business divisions:

▪         Westpac Retail & Business Banking, which we refer to as Westpac RBB;

▪         St.George Banking Group, which we refer to as St.George;

▪         BT Financial Group (Australia), which we refer to as BTFG;

▪         Westpac Institutional Bank, which we refer to as WIB; and

▪         Westpac New Zealand.

Although Westpac announced in June 2015 that it would implement a new organisational structure for its Australian retail and business banking operations, up to 30 September 2015 the accounting and financial performance continued to be reported (both internally and externally) on the basis of the existing structure. From 1 October 2015, Westpac will report under the new structure, comprising the following five primary customer-facing business divisions:

▪         Consumer Bank: responsible for all Australian consumer relationships across all brands;

▪         Commercial & Business Bank: responsible for all Australian business and commercial consumer relationships across all brands;

▪         BT Financial Group: the Group’s wealth management, insurance and private banking businesses;

▪         Westpac Institutional Bank: responsible for the relationship with institutional and corporate customers, along with the Group’s International operations including Asia and the Pacific; and

▪         Westpac New Zealand: responsible for all customer segments in New Zealand.

Other divisions in the Group include Customer & Business Services, Treasury, Group Technology and Core Support.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac uses a measure of performance referred to as ‘cash earnings’. Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. To calculate cash earnings, the specific adjustments to the net profit attributable to owners of Westpac Banking Corporation include both cash and non-cash items and are outlined below. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 2 to the financial statements.

Three categories of adjustments are made to statutory results to determine cash earnings:

▪         material items that key decision makers at Westpac believe do not reflect ongoing operations;

▪         items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪         accounting reclassifications between individual line items that do not impact statutory results.

The discussion of our divisional performance in this section is presented on a cash earnings basis unless otherwise stated. Cash earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Outlined below are the cash earnings adjustments to the reported result:

▪   partial sale of BTIM – During 2015 the Group recognised a significant gain following the partial sale and deconsolidation of the Group’s shareholding in BTIM. This gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

▪   capitalised technology cost balances – Following changes to the Group’s technology and digital strategy, rapid changes in technology and evolving regulatory requirements, a number of accounting changes have been introduced, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than 3 years, writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed and directly expensing more project costs. The expense recognised this year to reduce the carrying value of impacted assets has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

▪   amortisation of intangible assets – The merger with St.George, the acquisition of J O Hambro Capital Management (JOHCM) and the acquisition of Lloyds resulted in the recognition of identifiable intangible assets. The commencement of equity accounting for BTIM also resulted in the recognition of notional identifiable intangible assets within the investments in associate’s carrying value. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful life, ranging between four and twenty years. The amortisation of these intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

2015 Westpac Group Annual Report	101

▪         acquisition, transaction and integration expenses – Costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

▪         Lloyds tax adjustments – Tax adjustments arising from the acquisition of Lloyds have been treated as a cash earnings adjustment in line with our treatment of Lloyds acquisition and integration costs;

▪         fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

–          the unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

–          the unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge.

▪         ineffective hedges – The (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

▪         Treasury shares – Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income;

▪         buyback of Government guaranteed debt – The Group has bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred was recognised at the time of the buyback. In cash earnings, the cost incurred was being amortised over the original term of the debt that was bought back, consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between reported results and cash earnings;

▪         Westpac Bicentennial Foundation grant – During 2014, the Group provided a grant to establish the Westpac Bicentennial Foundation. The grant was treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations;

▪         prior period tax provisions – During 2011, the Group raised provisions for certain tax positions for transactions previously undertaken by the Group. A number of these matters have now been resolved, resulting in a release of the provisions which were no longer required. As the provisions raised were treated as a cash earnings adjustment, the release was treated in a consistent manner;

▪         Bell litigation provision – During 2012, the Group recognised additional provisions in respect of the long running Bell litigation. This was treated as a cash earnings adjustment at the time due to its size, historical nature and because it did not reflect ongoing operations. In 2014, the Bell litigation was settled and the release of provisions no longer required was treated as a cash earnings adjustment;

▪         fair value amortisation of financial instruments – The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a cash earnings adjustment; and

▪         accounting reclassifications between individual line items that do not impact reported results comprise:

–          policyholder tax recoveries – Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

–          operating leases – Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

The guidance provided in Australian Securities and Investments Commission Regulatory Guide 230 has been followed when presenting this information.

102	2015 Westpac Group Annual Report

Divisional performance

Cash earnings and assets by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2015, 2014 and 2013. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash earnings by business division

	Years Ended 30 September
$m	2015	2014[1]	2013
Westpac Retail & Business Banking	2,788	2,583	2,360
St.George Banking Group	1,688	1,575	1,387
BT Financial Group (Australia)	904	900	778
Westpac Institutional Bank	1,286	1,467	1,570
Westpac New Zealand	851	790	632
Other divisions	303	313	336
Total Cash Earnings	7,820	7,628	7,063

1           Prior comparative period has been restated to reflect business structure changes in 2015.

Total assets by business division

	Years Ended 30 September
$bn	2015	2014	2013
Westpac Retail & Business Banking	291.6	276.6	261.9
St.George Banking Group	188.1	175.3	159.7
BT Financial Group (Australia)	35.8	31.8	32.2
Westpac Institutional Bank	123.7	118.9	97.3
Westpac New Zealand	71.5	65.9	61.5
Other divisions	101.5	102.3	88.5
Total assets	812.2	770.8	701.1

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

Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service to consumer, SME, commercial and agribusiness customers (with turnover of up to around $100 million) in Australia under the Westpac brand.

Activities are conducted through Westpac RBB’s network of branches, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and via the division’s specialised consumer and business relationship managers. Support is also provided by cash flow, trade finance, transactional banking, financial markets, property finance and wealth specialists.

Westpac RBB also works in an integrated way with BTFG and WIB in the sales and service of select financial services products. Much of the associated revenue from these products is retained by the product originators, BTFG and WIB.

2015 Westpac Group Annual Report	103

Performance of Westpac RBB

$m	2015	2014	2013
Net interest income	6,395	5,953	5,649
Non-interest income	1,457	1,441	1,359
Net operating income before operating expenses and impairment charges	7,852	7,394	7,008
Operating expenses	(3,397)	(3,266)	(3,153)
Impairment charges	(471)	(436)	(485)
Profit before income tax	3,984	3,692	3,370
Income tax expense	(1,196)	(1,109)	(1,010)
Cash earnings for the year	2,788	2,583	2,360
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	2,788	2,583	2,360
	$bn	$bn	$bn
Deposits and other borrowings	173.8	162.5	149.2
Loans	286.0	270.7	256.4
Total assets	291.6	276.6	261.9
Total operating expenses to net operating income ratio	43.3%	44.2%	45.0%

2015 v 2014

Westpac RBB increased cash earnings $205 million or 8%.

Net interest income increased 7% from a 4% rise in average interest-earning assets and a 7 basis point improvement in net interest margins:

▪         the rise in margins was due to improved deposit spreads as term deposit and savings rates were repriced. Margins were also assisted by favourable deposit mix movements, together with lower wholesale funding costs;

▪         asset spreads were lower from competition for new lending, across mortgages and business;

▪         lending increased $15.3 billion or 6%. Mortgages were the main driver of the increase, rising $13.1 billion or 6%. Business lending increased 4% with SME up 7%, while other lending was up $0.1 billion as growth in personal loans offset a decline in credit card balances; and

▪         deposits increased $11.3 billion or 7%, with growth in consumer and business transaction and online account balances partially offset by a decline in term deposits.  Mortgage offset accounts continued to grow, up 27%.

Non-interest income increased $16 million or 1% with most of the rise due to more consumers and businesses actively managing their foreign exchange risks and an increase in business line fees from growth in business lending. The increases were partly offset by lower credit card income following repricing in 2014.

Operating expenses increased 4% with most of the rise related to investment spending, including higher amortisation. Salary and other annual increases were largely offset by productivity savings.

There were further improvements in asset quality with total stressed assets falling, and consumer delinquencies declining.  Impairment charges were up $35 million from lower write-backs and portfolio growth.

For a discussion of the results of Westpac RBB for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’.

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

St.George also works in an integrated way with BTFG and WIB in the sales and service of select financial services products. Much of the associated revenue from these products is retained by the product originators, BTFG and WIB.

104	2015 Westpac Group Annual Report

Divisional performance

Performance of St.George

$m	2015	2014	2013
Net interest income	3,768	3,531	3,210
Non-interest income	555	515	466
Net operating income before operating expenses and impairment charges	4,323	4,046	3,676
Operating expenses	(1,629)	(1,559)	(1,401)
Impairment charges	(280)	(236)	(293)
Profit before income tax	2,414	2,251	1,982
Income tax expense	(726)	(676)	(595)
Cash earnings for the year	1,688	1,575	1,387
Net cash earnings adjustments	(126)	(125)	(128)
Net profit attributable to owners of Westpac Banking Corporation	1,562	1,450	1,259
	$bn	$bn	$bn
Deposits and other borrowings	96.2	93.5	88.6
Loans	181.1	168.3	152.6
Total assets	188.1	175.3	159.7
Total operating expenses to net operating income ratio	37.7%	38.5%	38.1%

2015 v 2014

St.George delivered cash earnings of $1,688 million, up 7%, driven by solid volume growth, well managed net interest margins and the full period impact of Lloyds ($16 million).

Net interest income was up $237 million or 7%, supported by a 7% rise in average interest-earning assets with net interest margin steady at 2.29%:

▪         margins were unchanged over the year with improved deposit spreads (particularly term deposits) offset by a reduction in asset spreads;

▪         lending increased $12.8 billion or 8%:

–        Mortgages increased $10.6 billion (or 8%). Growth was achieved across all brands and proprietary channels, particularly in Bank of Melbourne which has continued to grow above system in Victoria;

–        Investor property lending has eased in line with regulatory requirements;

–        Business lending increased 4% over the period mostly from commercial property and SME; and

–        Other lending increased 8% from growth in auto loans and credit cards.

▪         deposits were up $2.7 billion or 3%, with most of the increase in at call savings and transaction accounts, including mortgage offset accounts. Balance growth was more modest over the year as the division focused on maintaining margins and prioritising growth in high LCR value deposits. This contributed to lower business term deposits.

Non-interest income was up $40 million or 8%, with around half of the rise due to an increase in business line fees. Other lending fees were also up including the benefit of the full period impact of the Lloyds acquisition.

Operating expenses increased $70 million or 4%, with the full period impact of Lloyds contributing $29 million to the rise. Run cost increases were offset by productivity benefits, with most of the expense increase due to higher investment including:

▪         Bank of Melbourne expansion, which added around $32 million to expenses over the year including 12 new branches, increased employee numbers and a rise in depreciation; and

▪         roll-out of new branch formats (FreshStart) and the Business Connect model for serving SME customers.

Impairment charges were up $44 million or 19% with most of the rise reflecting lower write-backs and higher write-offs. Overall asset quality improved further over the year, with total stressed assets to total committed exposure falling 49 basis points.

For a discussion of the results of St.George Banking Group for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’.

BT Financial Group (Australia)

BT Financial Group (BTFG) is the wealth management arm of the Westpac Group providing customers with a range of wealth services.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, platforms including BT Wrap and Asgard, financial advice, private banking, margin lending and broking. BTFG’s insurance covers the manufacturing and distribution of life, general and lenders mortgage insurance.

2015 Westpac Group Annual Report	105

BTFG’s brands include Advance, Ascalon Capital Managers, Asgard, Licensee Select, BT Select and Securitor, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA. BTIM is 31% owned by the Westpac Group and following the partial sale during 2015 is equity accounted in BTFG’s Funds Management business from July 2015.

Performance of BTFG

$m	2015	2014	2013
Net interest income	448	406	402
Non-interest income	2,192	2,257	1,930
Net operating income before operating expenses and impairment charges	2,640	2,663	2,332
Operating expenses	(1,304)	(1,323)	(1,207)
Impairment (charges)/benefits	4	2	(1)
Profit before income tax	1,340	1,342	1,124
Income tax expense	(404)	(403)	(328)
Profit attributable to non-controlling interests	(32)	(39)	(18)
Cash earnings for the year	904	900	778
Net cash earnings adjustments	(23)	(22)	(22)
Net profit attributable to owners of Westpac Banking Corporation	881	878	756
	$bn	$bn	$bn
Deposits and other borrowings	23.4	22.4	20.3
Loans	17.2	15.9	14.6
Total assets	35.8	31.8	32.2
Funds under management	46.3	89.0	76.2
Funds under administration	121.9	112.7	102.7
Total operating expenses to net operating income ratio	49.4%	49.7%	51.8%

Cash earnings

$m	2015	2014	2013
Funds management business	555	520	420
Insurance	282	324	273
Capital and other	67	56	85
Total cash earnings	904	900	778

The partial sale of BTIM in June 2015 reduced the Group’s ownership to 31%. In considering the impact of the partial BTIM sale, the contribution to cash earnings of the BTIM shares sold was $24 million in 2015. This contribution was wholly in the Funds Management business.

BTIM is now equity accounted with the share of BTIM’s profit recorded in non-interest income, less tax Westpac is required to pay.

2015 v 2014

BTFG increased cash earnings by $4 million, with 7% growth in funds management cash earnings more than offset by a 13% decline in insurance cash earnings due to a rise in insurance claims;

▪         Funds management cash earnings were up $35 million or 7%, driven by higher FUM and FUA related income and growth in Private Wealth. Average FUM (excluding BTIM) and FUA balances were up 14% and 12% respectively. The spot FUM balance declined 48% with the partial sale of BTIM;

▪         insurance cash earnings declined $42 million, or 13% from the impact of higher claims with more severe weather events occurring in 2015 including, three major weather events (Brisbane hail storm, Cyclone Marcia, and a major NSW storm). Catastrophe claims were $65 million higher than 2014. Net earned premiums increased $106 million, with Life Insurance in-force premiums up 13% and a rise in gross written premiums of 6%; and

▪         cash earnings from Capital and other increased $11 million, as higher stamp duty costs incurred in 2014 were not repeated.

106	2015 Westpac Group Annual Report

Divisional performance

Funds management business

$m	2015	2014	2013
Net interest income	402	365	339
Non-interest income	1,664	1,692	1,426
Net operating income before operating expenses and impairment charges	2,066	2,057	1,765
Operating expenses	(1,214)	(1,233)	(1,127)
Impairment (charges)/benefits	4	2	(1)
Profit before income tax	856	826	637
Income tax expense	(269)	(267)	(199)
Profit attributable to non-controlling interests	(32)	(39)	(18)
Cash earnings for the year	555	520	420
Net cash earnings adjustments	(23)	(22)	(22)
Net profit attributable to owners of Westpac Banking Corporation	532	498	398
Total operating expenses to net operating income ratio	58.8%	59.9%	63.9%

Cash earnings increased $35 million or 7%.

Net interest income was up 10% from higher lending and deposit volumes and improved margins.

Non-interest income decreased $28 million, or 2%:

▪         BTIM performance fees were $84 million lower compared to 2014;

▪         impacts associated with the partial sale of BTIM and move to equity accounting; partly offset by

▪         FUM related revenue excluding BTIM increased $24 million, reflecting positive flows in BT Super for Life (Retail) and Advance; and

▪         FUA related revenue increased $27 million, driven by higher net flows on BT Wrap and Asgard platforms.

Operating expenses decreased $19 million or 2%, from a $45 million decrease in performance fee related payments in BTIM and the partial sale of BTIM and move to equity accounting. These benefits were partly offset by higher investment related costs associated with compliance programs and the continued development of the Panorama platform.

Tax and other non-controlling interests decreased $5 million or 2%, from the partial sale of BTIM and move to equity accounting.

Insurance business

$m	2015	2014	2013
Net interest income	4	6	6
Non-interest income	487	534	446
Net operating income before operating expenses and impairment charges	491	540	452
Operating expenses	(89)	(77)	(60)
Profit before income tax	402	463	392
Income tax expense	(120)	(139)	(119)
Cash earnings for the year	282	324	273
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	282	324	273
Total operating expenses to net operating income ratio	18.1%	14.3%	13.3%

Cash earnings decreased $42 million, or 13% due to higher General Insurance claims from severe weather events, partly offset by increased revenue from net earned premiums.

Net operating income decreased $49 million or 9%:

▪         general insurance claims were $95 million higher. This was mostly due to the three severe events in 2015 being significantly larger than events experienced in 2014;

▪         life insurance net earned premiums increased $77 million, with in-force premiums rising 13%. General Insurance net earned premium revenue increased $45 million with gross written premiums rising 6% from growth in home and contents sales;

▪         higher premiums in Life Insurance were partially offset by a rise in claims consistent with the larger portfolio and a higher loss ratio; and

2015 Westpac Group Annual Report	107

▪   Lenders Mortgage Insurance (LMI) income increased from changes to LMI arrangements for mortgages where the LVR ratio is >90%.

Operating expenses increased $12 million or 16%, in line with increased volumes and claims activity.

For a discussion of the results of BTFG for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to retail, commercial, corporate, institutional and Government customers with connections to Australia and New Zealand.

WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions.

Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

Performance of WIB

$m	2015	2014	2013
Net interest income	1,645	1,658	1,646
Non-interest income	1,458	1,470	1,584
Net operating income before operating expenses and impairment charges	3,103	3,128	3,230
Operating expenses	(1,289)	(1,174)	(1,086)
Impairment (charges)/benefit	39	135	88
Profit before income tax	1,853	2,089	2,232
Income tax expense	(567)	(622)	(662)
Cash earnings for the year	1,286	1,467	1,570
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,286	1,467	1,570
	$bn	$bn	$bn
Deposits and other borrowings[1]	77.4	78.1	73.7
Loans	74.4	66.2	56.6
Total assets	123.7	118.9	97.3
Total operating expenses to net operating income ratio	41.5%	37.5%	33.6%

1    Refers to total customer deposits in this table and excludes Certificates of Deposit.

2015 v 2014

WIB delivered cash earnings of $1,286 million, down $181 million, or 12%. The lower result was largely due to methodology changes to derivative valuations, which reduced revenue by $122 million, and a $96 million lower impairment benefit. These items reduced cash earnings by $153 million.

Net interest income decreased $13 million, or 1%, with a 7% increase in average interest-earning assets offset by a 15 basis point decline in net interest margin:

▪         institutional margins continue to be impacted by higher levels of liquidity from global quantitative easing. This has contributed to tightening asset spreads for new lending. Deposits spreads have tightened from competition for high quality LCR deposits. Interest income on capital was also lower;

▪         lending increased $8.2 billion or 12%, mainly from growth in Asia, securitisation deals and infrastructure; and

▪         deposits were 1% lower with reductions in short term deposit balances offset by an increase in transactional balances as the business sought to move towards deposits that are more efficient for LCR purposes.

Non-interest income decreased $12 million. 2015 included a $122 million negative impact from methodology changes to derivative valuations. Excluding this impact, non-interest income was up $110 million reflecting:

▪         a 4% rise in markets sales income from improved customer flows. Foreign exchange sales income increased, driven by increased currency volatility encouraging more customers to actively manage their risks. Fixed income sales increased, driven by a number of large project finance transactions;

▪   higher trading income, particularly in the first half of the year;

▪   Hastings non-interest income increased $54 million; partly offset by

▪   a $22 million negative movement in CVA.

Operating expenses increased $115 million or 10% from:

▪   ongoing investment in Asia;

108	2015 Westpac Group Annual Report

Divisional performance

▪   regulatory and compliance costs; and

▪   investments in customer systems to drive improved service.

Asset quality improved over 2015, although the high level of write backs in 2014 was not repeated. WIB recorded an impairment benefit of $39 million, compared to a $135 million benefit in 2014.

For a discussion of the results of WIB for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’.

Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand.

Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia.

Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also has its own infrastructure, including technology, operations and treasury.

Performance of Westpac New Zealand

$m	2015	2014	2013
Net interest income	1,590	1,455	1,281
Non-interest income	457	438	389
Net operating income before operating expenses and impairment charges	2,047	1,893	1,670
Operating expenses	(832)	(776)	(697)
Impairment charges	(44)	(24)	(97)
Profit before income tax	1,171	1,093	876
Income tax expense	(317)	(300)	(241)
Profit attributable to non-controlling interests	(3)	(3)	(3)
Cash earnings for the year	851	790	632
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	851	790	632
	$bn	$bn	$bn
Deposits and other borrowings[1]	47.3	44.1	41.4
Loans	62.8	57.7	54.7
Total assets	71.5	65.9	61.5
Funds under management	5.9	4.9	3.9
Funds under administration	1.8	1.5	1.2
Total operating expenses to net operating income ratio	40.6%	41.0%	41.7%

1    Refers to total customer deposits in this table.

2015 v 2014

Cash earnings increased $61 million or 8% with net profit before impairments and income tax up 9%. The results of Westpac New Zealand were positively affected by the decline in value of the NZ$ to the A$.

Net interest income increased $135 million or 9%, with average interest-earning assets increasing 7% and net interest margin increasing 4 basis points.

▪   higher deposit spreads, lower wholesale funding costs and increased Treasury income were partly offset by lower asset spreads from competition and a rise in the proportion of lower spread fixed rate loans.

▪   total lending increased $5.1 billion or 9%:

–   mortgages increased $2.8 billion or 8%, growing at 0.8 times system1, as the division prioritised maintaining margins; and

–        business lending increased $2.2 billion or 11%, in line with system1, driven by growth across a number of sectors including in agricultural lending, and food manufacturing.

▪   deposits increased $3.2 billion, or 7%, with all growth in at call and transaction accounts.

Non-interest income increased $19 million or 4% driven by:

1    Source: RBNZ.

2015 Westpac Group Annual Report	109

▪   foreign exchange impacts of $6 million;

▪   an increase in gains on asset sales and asset recoveries;

▪   increased wealth income with FUM and FUA balances both up 20%; and

▪   this was partly offset by reduced cards income primarily in relation to the division’s implementation of the new Air New Zealand Airpoints loyalty program.

Operating expenses increased $56 million or 7%, from annual salary increases and higher investment related costs including higher depreciation and software amortisation.

Asset quality improved over the year across business and consumer segments. Despite this improvement, impairment charges increased $20 million, as the 2014 charge of $24 million was particularly low and was supported by write-back and recoveries that were not matched in 2015.

For a discussion of the results of Westpac New Zealand for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’.

Other divisions

Other divisions comprise:

Westpac Pacific

Westpac Pacific provides banking services for retail and business customers in the Pacific. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Solomon Islands and Vanuatu. Westpac Pacific’s financial products include personal savings accounts, business transactional accounts, personal and business lending products, business services and a range of international products.

Customer & Business Services1

Customer & Business Services, which encompasses banking operations, customer contact centres, product, marketing, compliance, legal and property services.

Treasury

Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth.

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

Group Technology1

Group Technology comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration.

Performance of other divisions

$m	2015	2014	2013
Net interest income	393	493	724
Non-interest income	182	203	193
Net operating income before operating expenses and impairment charges	575	696	917
Operating expenses	(184)	(148)	(215)
Impairment charges	(1)	(91)	(59)
Profit before income tax	390	457	643
Income tax expense	(64)	(120)	(252)
Profit attributable to non-controlling interests	(23)	(24)	(55)
Cash earnings for the year	303	313	336
Net cash earnings adjustments	341	80	(162)
Net profit attributable to owners of Westpac Banking Corporation	644	393	174

2015 v 2014

Other divisions’ cash earnings were $303 million in 2015, down $10 million.

1    Certain costs are allocated to other divisions in the Group.

110	2015 Westpac Group Annual Report

Divisional performance

Net operating income before operating expenses and impairment charges reduced $121 million compared with 2014, with a reduction in Treasury income ($114 million decrease) related to lower returns on the liquid asset portfolio and balance sheet management activities.

Operating expenses were $36 million higher in 2015 due to increased restructuring costs.

Impairment charges were lower in 2015 due to a large increase in central economic overlay provisions experienced in 2014, not repeated in 2015.

The effective tax rate was lower in 2015 due to the finalisation of prior period taxation matters.

For a discussion of the results of this division for 2014 v 2013, refer to ‘Divisional performance – 2014 v 2013’.

2015 Westpac Group Annual Report	111

Divisional performance – 2014 v 2013

Westpac Retail & Business Banking

2014 v 2013

Westpac RBB delivered cash earnings of $2,583 million, up $223 million, or 9%.

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

▪         lending increased $14.3 billion or 6%, mostly in mortgages. A focus on improving all elements of the mortgage process has contributed to a 6% rise in mortgages with growth skewed to the second half of the year; and

▪         deposits increased $13.3 billion or 9%, with most of the growth in higher quality, more stable balances particularly consumer savings and the transaction accounts of consumers and businesses.

Non-interest income was up 6%, with most of the rise due to a lift in cards income from higher customer activity. Business income was also higher from a rise in lending activity and from more businesses managing their financial markets risks, especially foreign exchange.

Operating expenses increased 4% with higher investment and regulatory change related spending and costs associated with increasing the number of customer facing employees. This was partially offset by productivity savings across the network.

There was a further improvement in asset quality over the year with business impaired assets as a percent of total committed exposure falling by one third and mortgage delinquencies improved a further 3 basis points to 0.47%. As a result, impairment charges were 10% lower over the year.

St.George Banking Group

2014 v 2013

St.George delivered cash earnings of $1,575 million, up 14%. The Lloyds business contributed $47 million to full year cash earnings.

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

–        business lending increased 11% over the period primarily due to the acquisition of Lloyds, excluding this, business lending was $0.5 billion lower principally from a further reduction in gearing from property related companies along with the work-out or exit of stressed assets; and

–   other lending increased 9% (excluding the impact of Lloyds) from good growth in auto loans, personal loans and credit cards.

▪   deposits were up $4.9 billion or 6%, with most of the increase in at call savings and transaction accounts. Term deposits declined 7% driven largely by business term deposits, as these customers preferred to hold balances in at call accounts. Consumer term deposits were up 3%. Acquiring the Lloyds book resulted in a 2 percentage point decline in the deposit to loan ratio.

Non-interest income was up $49 million or 11%, with around half of the rise due to Lloyds. Business fees were also higher reflecting the cost of providing facilities, including for undrawn commitments.

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

112	2015 Westpac Group Annual Report

Divisional performance

BT Financial Group (Australia)

2014 v 2013

Cash earnings were $900 million, an increase of $122 million or 16%.

Funds Management cash earnings were up $100 million or 24%, driven by higher funds management performance fees (in BTIM), net flows onto Platforms and an increase in average FUM and FUA of 25% and 14% respectively. Advice income was up driven by an expanded planner network with continued focus on quality advice. The contribution from Private Wealth was also higher.

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

Funds Management Business

Cash earnings of $520 million were up $100 million or 24%, driven by a 17% increase in net operating income before operating expenses and impairment charges.

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

Net operating income before operating expenses and impairment charges increased $88 million or 19%:

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

Operating expenses increased $17 million or 28%, in-line with increased volumes and higher FTE costs in claims management to support the growth of the portfolio.

Westpac Institutional Bank

2014 v 2013

WIB delivered cash earnings of $1,467 million, down 7% ($103 million). The lower result was largely due to the impact of items that boosted 2013, in particular:

2015 Westpac Group Annual Report	113

▪   CVA was a charge of $23 million in 2014, compared to an $87 million benefit in 2013, largely due to currency movements; and

▪   revenue associated with Hastings’ exit of listed infrastructure funds generated income of $115 million in 2013. This income was not repeated in 2014.

WIB’s cash earnings from all other activities increased $55 million or 4%. Customer revenue was up 6%. WIB has focused on meeting customer risk management needs and has delivered an uplift in lending and fee-related revenue.

Net interest income increased $12 million, or 1%, compared to 2013 with a 13% increase in average interest-earning assets partly offset by a 24 basis point decline in margins. While margin pressure was experienced on both assets and liabilities, competition was most intense for transactional deposits:

▪   lending grew $9.6 billion, or 17%, primarily in corporate lending and trade finance, with growth from Asia and the addition of Lloyds; and

▪   deposits increased $4.4 billion, or 6%, as WIB continued to build on its total relationship focus. Growth was particularly strong in term deposits.

Non-interest income decreased $114 million or 7%. 2013 included significant revenue associated with Hastings’ exit of listed infrastructure funds, and an $87 million CVA benefit compared to a $23 million CVA charge in 2014.

Excluding the impact of these items, WIB’s non-interest income was up $111 million reflecting:

▪   growth in markets income, from improved customer flows. Growth over the year was most prominent in FX and commodities, carbon and energy;

▪   Lloyds contribution; and

▪   increase in other fees from additional lending and transaction volumes.

Operating expenses increased $88 million or 8%, mainly reflecting:

▪   an increase in WIB’s investment in Asia ($60 million), including building product and technology capabilities along with additional FTE and branch premises costs;

▪   Lloyds operating expenses ($15 million); and

▪   increased costs from regulatory change ($14 million).

Asset quality improved in 2014 and, as a result, impairments contributed a $135 million benefit, compared to an $88 million benefit in 2013. Write-backs and collectively assessed provision benefits continued in 2014, albeit at a lower rate than 2013, and new individually assessed provisions were significantly lower than 2013.

Westpac New Zealand

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

Non-interest income increased $49 million or 13%, driven by:

▪   foreign exchange impacts of $44 million; and

1    Source: Reserve Bank of New Zealand (RBNZ).

114	2015 Westpac Group Annual Report

Divisional performance

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

Other divisions

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

2015 Westpac Group Annual Report	115

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, including various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk is the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by compliance obligations required of us. In Australia, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of these reviews can be wide ranging and, for example, currently include industry-wide investigations into potential manipulation in financial markets. During the year, Westpac has received notices and requests for information from its regulators. Regulatory investigations, fines, penalties or restrictions or regulator imposed conditions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and trade sanctions. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new standards for the management of liquidity risk. APRA has now incorporated much of the framework into its prudential standards. Further details on the Basel III framework are set out in ‘Significant developments’ in Section 1.

During the year ended 30 September 2015, there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes new accounting and reporting standards which have been finalised, global OTC derivatives reform and the US Dodd-Frank legislation, including the Volcker Rule promulgated thereunder. The latter is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including non-US banks like Westpac. Other areas of proposed or potential change that could impact us include changes to tax legislation, including franking, regulation relating to remuneration, consumer protection and competition legislation, privacy and data protection, anti-bribery and corruption, anti-money laundering and counter-terrorism financing laws and trade sanctions. In addition, further changes may occur driven by policy, prudential or political factors. In 2013, the Australian Government commissioned a Financial System Inquiry with broad terms of reference. The FSI’s Final Report made 44 recommendations relating to a broad number of matters across the financial sector.  On 20 October 2015, the Government announced its final response to the FSI’s recommendations.  The Government endorsed the overwhelming majority of the recommendations across the five key areas the FSI considered: Resilience; Superannuation; Innovation; Consumer Outcomes; and the Regulatory System. The Government will establish a number of consultation processes to consider detailed implementation. The final impact of the FSI is difficult to predict but may result in substantial regulatory changes, including changes to capital requirements which could have a material impact on our business, prospects, financial performance or financial condition. Further details on the FSI are set out in ‘Significant developments’ in Section 1.

116	2015 Westpac Group Annual Report

Risk and risk management

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

Regulatory changes may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct,(including limiting our ability to provide products and services to certain customers), require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

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

As of 30 September 2015, approximately 33% of our total funding originated from domestic and international wholesale markets, of this around 61% was sourced outside Australia and New Zealand.

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

For a more detailed description of liquidity risk, refer to ‘Funding and Liquidity risk management’ in this section and in Note 22 to the financial statements.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy including assets of financial institutions such as Westpac.

2015 Westpac Group Annual Report	117

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

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

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

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to buyer concerns about decreases in values.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact

118	2015 Westpac Group Annual Report

Risk and risk management

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

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending and derivatives activities.

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

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 22 to the financial statements.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as the threat of competition from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

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

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We could suffer losses due to conduct risk

Conduct risk is the risk arising from unfair or inappropriate behaviour or practices of the Westpac Group or its staff.  We are highly dependent on the conduct of our employees, contractors and external service providers.  We could, for example, be adversely affected in the event that an employee, contractor or external service provider engages in unfair or inappropriate conduct. This could include losses from a failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. While we have policies and processes to manage employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk.  While we have policies and processes to manage the risk of human error these policies and processes may not always be effective.

2015 Westpac Group Annual Report	119

We could incur losses from incorrect or fraudulent payments and settlements, particularly real-time payments.  Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

Entities within the Group may be involved from time to time in legal proceedings arising from the conduct of their business. The Group’s material contingent liabilities are described in Note 31 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

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

While Westpac has systems in place to detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (e.g. vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including government, mining and health) and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We continue to seek to strengthen and enhance our cybersecurity systems and investigate or remediate information security vulnerabilities, investing additional resources to endeavour to counter new and emerging threats as they continue to evolve.

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

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage the risks to which we are subject, including liquidity risk, credit risk, market risk (such as interest rate, foreign

120	2015 Westpac Group Annual Report

Risk and risk management

exchange and equity risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk; all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks being greater than expected.

In the general insurance business, insurance risk arises mainly through environmental factors (including floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. Further details on environmental risk factors are discussed below.

In the lenders mortgage insurance business, insurance risk arises primarily from an unexpected downturn in economic conditions.

We could also suffer losses if our reinsurance arrangements are not effective.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

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

Reputation risk is the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties, class actions or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

2015 Westpac Group Annual Report	121

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2015, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or that the cash flows generated by the asset do not support the carrying value, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

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

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives, including acquisitions of businesses. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

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

The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted to be done in the performance of its professional services for us, including, without limitation, its audits of our financial statements. The extent of the limitation depends on the timing of the relevant matter and is:

▪         in relation to matters occurring on or after 8 October 2013, a maximum liability for audit work of A$75 million; or

▪         in relation to matters occurring on or prior to 7 October 2013, the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million; or

▪         in relation to matters occurring on or prior to 7 October 2007, the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability (in the case of audit work) of A$20 million.

The limitations do not apply to claims for breach of trust, fraud or dishonesty.

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

122	2015 Westpac Group Annual Report

Risk and risk management

Risk management

Westpac’s vision is to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow.

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

For further information regarding the role and responsibilities of the BRCC and other Board committees in managing risk, refer to Westpac’s Corporate Governance Statement in Section 1.

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

For a comprehensive discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Westpac’s Corporate Governance Statement in Section 1 and Note 22 to the financial statements.

Credit risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.

We have a framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle – origination, evaluation, approval, documentation, settlement, ongoing administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum serviceability standards and maximum loan to security value ratios. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the property or other acceptable collateral. Where we lend to higher loan to value ratios, we typically also require lenders mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a mortgage over property and/or a general security agreement over business assets. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending we maintain loan origination and ongoing risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

The extension of credit is underpinned by the Group’s Principles of Responsible Lending. This is reflected in our commitment to comply with all local legislation, codes of practice and relevant guidelines and obligations to market our products responsibly and stay in touch with the expectations of customers and the community.

Refer to Note 22 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2015, our exposure to consumers comprised 71% (2014: 71%, 2013: 71%) of our on-balance sheet loans and 57% (2014: 57%, 2013: 57%) of total credit commitments. At 30 September 2015, 90% (2014: 90%, 2013: 90%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

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

2015 Westpac Group Annual Report	123

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2015
United States	8,063	3,403	951	12,417	1.5%
Australia	2	2,237	4,438	6,677	0.8%
2014
United States	5,151	3,438	488	9,077	1.2%
Australia	6	4,844	3,261	8,111	1.1%
China	2	2,556	3,692	6,250	0.8%
2013
Australia	6	2,981	3,808	6,795	1.0%

Impaired assets among cross-border outstandings were $6 million as at 30 September 2015 (2014: $79 million, 2013: $146 million).

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

The Westpac Group has a liquidity risk management framework designed with the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide scenarios as well as meeting the requirements of the Liquidity Coverage Ratio (LCR).

Refer to Note 22 to the financial statements for a more detailed discussion of our liquidity risk management policies.

124	2015 Westpac Group Annual Report

Risk and risk management

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2015:

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

Refer to Note 22 to the financial statements for a more detailed discussion of our market risk management policies.

2015 Westpac Group Annual Report	125

The table below depicts the aggregate Value at Risk (VaR), by risk type, for the year ended 30 September:

Consolidated and Parent Entity	2015			2014			2013
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	18.1	7.0	11.4	30.7	6.3	15.6	30.8	9.1	16.7
Foreign exchange risk	11.8	0.5	3.6	7.6	1.2	3.0	5.7	0.5	2.1
Equity risk	0.6	0.1	0.3	0.7	0.1	0.3	0.8	0.1	0.3
Commodity risk[1]	5.7	1.7	3.1	2.9	1.3	2.0	6.1	1.2	2.9
Other market risks[2]	6.7	2.9	4.6	11.3	5.4	9.2	13.0	5.8	7.9
Diversification effect	n/a	n/a	(7.2)	n/a	n/a	(8.2)	n/a	n/a	(10.7)
Net market risk	23.5	9.0	15.8	40.2	9.5	22.0	35.4	12.5	19.2

1    Includes electricity risk.

2    Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

The graph below compares the actual profit and loss from trading activities on a daily basis to VaR1 over the reporting period:

Traded Risk: Actual Profit and Loss vs. VaR

01 October 2014 to 30 September 2015

Each point on the graph represents one day’s profit or loss from trading activities. The result is placed on the graph relative to the associated VaR utilisation. The downward sloping line represents the point where a loss is equal to VaR utilisation. Therefore, any point below the line represents a back-test exception (i.e. where the loss is greater than VaR).

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

1    Westpac estimates VaR as the potential loss in earnings from adverse market movements and is calculated over a 1-day time horizon to a 99% confidence level using 1 year of historical data.

126	2015 Westpac Group Annual Report

Risk and risk management

Compliance is focused on meeting our legal and regulatory obligations in each of the jurisdictions in which we operate by proactively managing compliance risk. Refer to Westpac’s Corporate Governance Statement in Section 1 for information on our management of operational and compliance risk.

The Group’s Operational Risk Management Framework and Compliance Management Framework assists all divisions to achieve their objectives through the effective identification, assessment, measurement, management, monitoring, reporting, control and mitigation of their risks. The Operational Risk Management Framework defines the organisational and governance structures, roles and responsibilities, principles, policies, processes and systems that we use to manage operational risk. The Compliance Management Framework sets out the approach of Westpac Group to managing compliance obligations and mitigating compliance risk, in order to operate within our compliance appetite and achieve our compliance objective. This is discussed in further detail in Note 22 to the financial statements.

Other risks

Business risk

The risk associated with the vulnerability of a line of business to changes in the business environment.

Conduct risk

The risk arising from unfair or inappropriate behaviour or practices of the Westpac Group or its staff.

The Westpac Group Code of Conduct describes the standards of conduct expected of our people, both employees and contractors. It is supported by policies and procedures to manage conduct-related risks including through our dealings in financial markets, and through managing our statutory and professional obligations to specific clients, including fiduciary and suitability requirements, and product management and design.

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

Equity risk

The potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent.

The Group’s direct equity risk arises from principal investments or net trading or underwriting positions in listed or unlisted equities. It also includes seed funding, debt for equity swaps, equity derivatives and other situations where the value of Westpac’s investment is directly affected by the change in value of the equity instrument to the full extent of that change.

Our indirect equity risk arises from movements in the equity markets that affect business performance e.g. income derived as a result of managing or administering equity investments on behalf of other parties where fee income is based on the amount of funds under management.

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

Subsidiaries within the Group undertake life insurance, general insurance and lenders mortgage insurance. They are governed by independent boards and are subject to separate regulatory oversight and controls. These subsidiaries have comprehensive reinsurance arrangements in place to transfer risk and protect against catastrophic events. They are capitalised to a level that exceeds the minimum required by the relevant regulator.

Related entity (contagion) risk

The risk that problems arising in other Westpac Group members compromise the financial and operational position of the ADI in the Westpac Group.

2015 Westpac Group Annual Report	127

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

Structured entities are typically set up for a single, pre-defined purpose, have a limited life, generally are not operating entities and do not have employees. The most common form of structured entity involves the acquisition of financial assets by the structured entity that are funded by the issuance of securities to external investors (securitisation). Repayment of the securities is determined by the performance of the assets acquired by the structured entity.

Under AAS, a structured entity is consolidated and reported as part of the Group if it is controlled by the parent entity in line with AASB 10 Consolidated Financial Statements. The definition of control is based on the substance rather than the legal form. Refer to Note 36 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate structured entities and for information on both consolidated and unconsolidated structured entities.

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

As at 30 September 2015, the carrying value of assets pledged for the covered bond programs for the Group was $40.3 billion (2014: $39.3 billion).

Refer to Note 25 to the financial statements for further details.

Securitisation structured entities

Through our securitisation programs we assign our equitable interests in assets (in respect of RMBS, principally residential mortgage loans, and in respect of ABS, principally auto receivables) to structured entities, which issue securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the structured entities in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding impaired assets) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove assets from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2015, our assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $12.1 billion (2014: $11.6 billion).

Under AAS substantially all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

128	2015 Westpac Group Annual Report

Risk and risk management

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2015, we administered one significant conduit (2014: one), that was created prior to 1 February 2003, with commercial paper outstanding of $0.8 billion (2014: $1.4 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $86 million as at 30 September 2015 (2014: $147 million). The conduit is consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

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

Other off-balance sheet arrangements

Refer to Note 38 to the financial statements for details of our superannuation plans and Note 31 for details of our contingent liabilities, contingent assets and credit commitments.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2015.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2015.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2015 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2015 Westpac Group Annual Report	129

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September1:

	2015	2014[2]	2013[2]
Westpac RBB	9,397	10,052	9,992
St.George	5,396	5,492	5,185
BTFG	4,041	4,062	4,076
WIB	1,710	1,643	1,546
Westpac New Zealand	4,375	4,342	4,481
Other	10,322	10,782	10,317
Total employees	35,241	36,373	35,597

1    Total employees includes full-time, pro-rata part-time, overtime, temporary and contract staff.

2    Prior comparative periods have been restated to reflect business structures changes in 2015.

2015 v 2014

Total employees decreased by 1,132 compared to 30 September 2014, from the partial sale and subsequent deconsolidation of BTIM (237), the sale of operations in Cook Islands, Samoa and Tonga (201), and delivery of productivity programs. These were partially offset by expansion in Asia (62) and additional Bank of Melbourne employees (79).

2014 v 2013

Total FTE increased by 776 compared to 30 September 2013. This increase was driven by the acquisition of Lloyds (554 FTE) and investment in Bank of Melbourne (149 FTE), further expansion in Asia (91 FTE) and simplification programs (61 FTE). These were partly offset by productivity program benefits.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,430 branches, (2014: 1,534) as at 30 September 2015. As at 30 September 2015, we owned approximately 2.0% (2014: 2.0%) of the premises we occupied in Australia, none (2014: none) in New Zealand and 38% (2014: 54%) in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2015, the carrying value of our directly owned premises and sites was approximately $113 million (2014: $228 million).

Westpac Place in the Sydney CBD is the Group’s head office. A new 12 year lease is currently under negotiation to continue to occupy 275 Kent Street and to allow the early exit of levels 24-32.

We continue a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George. The Kogarah office has a 2,319 seat capacity and is home to “The Hive”, our innovation centre. A lease commitment at this site extends to 2021 with five five-year options to extend.

In November 2011, an Agreement for Lease for part of 150 Collins Street, Melbourne, was executed. The term of the lease is 12 years. Westpac’s first fully Agile workspace environment was opened in October 2015, with 1,000 staff now occupying our new Melbourne Head Office.

In June 2013, an Agreement for Lease was executed with Westpac as anchor tenant for the T2 Tower at the Barangaroo South development. The term of the lease is 15 years. Two major construction milestones have been achieved which resulted in handing to Westpac the Ground Floor and Levels 1-15 and levels 17-28.

Relocation to Barangaroo began in early August 2015. By the end of February 2016 close to 6,000 personnel are expected to move to Barangaroo.

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the Eastern end of Britomart Precinct near Customs Street in Auckland, contains 24,510 square metres of office space across two buildings and has a capacity of approximately 2,110 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

Significant long term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

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

Other than as disclosed in Note 40 to the financial statements and the Remuneration Report, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions

130	2015 Westpac Group Annual Report

Other Westpac business information

(including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2015 and 2014 is provided in Note 39 to the financial statements.

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

During the year ended 30 September 2015, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2015 Westpac Group Annual Report	131

This page has been intentionally left blank.

132	2015 Westpac Group Annual Report

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements

Note 1	Basis of preparation and critical accounting assumptions and estimates	Note 24	Offsetting financial assets and financial liabilities and collateral arrangements
		Note 25	Securitisation and covered bonds
Financial performance

Note 2	Segment reporting	Other assets, other liabilities, commitments and contingencies
Note 3	Net interest income
Note 4	Non-interest income	Note 26	Goodwill and other intangible assets
Note 5	Operating expenses	Note 27	Other assets
Note 6	Impairment charges	Note 28	Provisions
Note 7	Income tax	Note 29	Other liabilities
Note 8	Earnings per share	Note 30	Operating lease commitments
Note 9	Average balance sheet and interest rates	Note 31	Contingent liabilities, contingent assets and credit commitments
Financial assets and financial liabilities

Note 10	Receivables due from other financial institutions	Capital and dividends
Note 11	Trading securities and financial assets designated at fair value	Note 32	Shareholders’ equity
Note 12	Available-for-sale securities	Note 33	Capital adequacy
Note 13	Loans	Note 34	Dividends
Note 14	Provisions for impairment charges
Note 15	Life insurance assets and life insurance liabilities	Group structure
Note 16	Payables due to other financial institutions	Note 35	Investments in subsidiaries and associates
Note 17	Deposits and other borrowings	Note 36	Structured entities
Note 18	Other financial liabilities at fair value through income statement
Note 19	Debt issues	Employee benefits
Note 20	Loan capital	Note 37	Share-based payments
Note 21	Derivative financial instruments	Note 38	Superannuation commitments
Note 22	Financial risk
Note 23	Fair values of financial assets and financial liabilities	Other
		Note 39	Auditor’s remuneration
		Note 40	Related party disclosures
		Note 41	Notes to the cash flow statements
		Note 42	Subsequent events

Statutory statements

Directors’ declaration

Management’s report on internal control over financial reporting

Independent auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2015	2014	2013	2015	2014
Interest income	3	32,295	32,248	33,009	32,043	32,076
Interest expense	3	(18,028)	(18,706)	(20,188)	(20,502)	(21,012)
Net interest income		14,267	13,542	12,821	11,541	11,064
Non-interest income	4	7,375	6,395	5,774	5,722	5,905
Net operating income before operating expenses and impairment charges		21,642	19,937	18,595	17,263	16,969
Operating expenses	5	(9,473)	(8,547)	(7,976)	(7,773)	(6,939)
Impairment charges	6	(753)	(650)	(847)	(622)	(561)
Profit before income tax		11,416	10,740	9,772	8,868	9,469
Income tax expense	7	(3,348)	(3,115)	(2,947)	(2,121)	(2,235)
Net profit for the year		8,068	7,625	6,825	6,747	7,234
Profit attributable to non-controlling interests		(56)	(64)	(74)	-	-
Net profit attributable to owners of Westpac Banking Corporation		8,012	7,561	6,751	6,747	7,234
Earnings per share (cents)
Basic	8	256.3	243.7	218.3
Diluted	8	249.3	238.7	213.5

The above income statements should be read in conjunction with the accompanying notes.

134	2015 Westpac Group Annual Report

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2015	2014	2013	2015	2014
Net profit for the year		8,068	7,625	6,825	6,747	7,234
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity		(148)	263	57	(152)	222
Transferred to income statements		(73)	(94)	(104)	(21)	9
Gains/(losses) on cash flow hedging instruments:
Recognised in equity		(59)	41	(51)	140	90
Transferred to income statements		(131)	(197)	(234)	(167)	(239)
Exchange differences on translation of foreign operations		15	61	114	33	14
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve		67	(52)	15	53	(48)
Cash flow hedging reserve		54	47	85	8	45
Foreign currency translation reserve		-	-	(11)	-	-
Share of associates’ other comprehensive income		5	-	-	-	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)		160	11	44	160	11
Remeasurement of defined benefit obligation recognised in equity (net of tax)		111	(47)	247	115	(49)
Other comprehensive income for the year (net of tax)		1	33	162	169	55
Total comprehensive income for the year		8,069	7,658	6,987	6,916	7,289
Attributable to:
Owners of Westpac Banking Corporation		8,013	7,594	6,913	6,916	7,289
Non-controlling interests		56	64	74	-	-
Total comprehensive income for the year		8,069	7,658	6,987	6,916	7,289

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2015 Westpac Group Annual Report	135

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2015	2014	2015	2014
Assets
Cash and balances with central banks	41	14,770	25,760	13,372	23,400
Receivables due from other financial institutions	10	9,583	7,424	8,741	5,483
Trading securities and financial assets designated at fair value	11	27,454	45,909	24,896	44,324
Derivative financial instruments	21	48,173	41,404	47,540	41,307
Available-for-sale securities	12	54,833	36,024	50,344	32,009
Loans	13	623,316	580,343	546,075	505,604
Life insurance assets	15	13,125	11,007	-	-
Regulatory deposits with central banks overseas		1,309	1,528	1,152	1,389
Due from subsidiaries		-	-	145,560	140,098
Investments in subsidiaries		-	-	4,585	4,687
Investments in associates	35	756	-	-	-
Property and equipment		1,592	1,452	1,354	1,113
Deferred tax assets	7	1,377	1,397	1,463	1,322
Goodwill and other intangible assets	26	11,574	12,606	9,180	9,715
Other assets	27	4,294	5,988	3,294	5,017
Total assets		812,156	770,842	857,556	815,468
Liabilities
Payables due to other financial institutions	16	18,731	18,636	18,133	18,411
Deposits and other borrowings	17	475,328	460,822	425,509	414,183
Other financial liabilities at fair value through income statement	18	9,226	19,236	9,226	19,155
Derivative financial instruments	21	48,304	39,539	48,050	39,141
Debt issues	19	171,054	152,251	144,715	127,846
Current tax liabilities		539	662	518	614
Life insurance liabilities	15	11,559	9,637	-	-
Due to subsidiaries		-	-	143,885	135,066
Provisions	28	1,489	1,618	1,332	1,403
Deferred tax liabilities	7	55	55	-	-
Other liabilities	29	8,116	8,191	6,433	6,409
Total liabilities excluding loan capital		744,401	710,647	797,801	762,228
Loan capital	20	13,840	10,858	13,840	10,858
Total liabilities		758,241	721,505	811,641	773,086
Net assets		53,915	49,337	45,915	42,382
Shareholders’ equity
Share capital:
Ordinary share capital	32	29,280	26,943	29,280	26,943
Treasury shares and RSP treasury shares	32	(385)	(304)	(308)	(239)
Reserves	32	1,031	1,176	940	921
Retained profits		23,172	20,641	15,248	14,002
Convertible debentures	32	-	-	755	755
Total equity attributable to owners of Westpac Banking Corporation		53,098	48,456	45,915	42,382
Non-controlling interests	32	817	881	-	-
Total shareholders’ equity and non-controlling interests		53,915	49,337	45,915	42,382

The above balance sheets should be read in conjunction with the accompanying notes.

136	2015 Westpac Group Annual Report

Financial statements

Statements of changes in equity as at 30 September

Westpac Banking Corporation

Consolidated

$m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling interests (Note 32)	Total shareholders’ equity and non- controlling interests
Balance at 1 October 2012	26,163	958	17,174	44,295	1,970	46,265
Net profit for the year	-	-	6,751	6,751	74	6,825
Net other comprehensive income for the year	-	(129)	291	162	-	162
Total comprehensive income for the year	-	(129)	7,042	6,913	74	6,987
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,249)	(5,249)	-	(5,249)
Special dividends on ordinary shares[2]	-	-	(310)	(310)	-	(310)
Dividend reinvestment plan	531	-	-	531	-	531
Realised gain on redemption of 2003 TPS	-	-	296	296	-	296
Other equity movements
Share based payment arrangements	-	130	-	130	-	130
Exercise of employee share options and rights	124	-	-	124	-	124
Redemption of Westpac SPS	173	-	-	173	-	173
Purchase of shares (net of issue costs)	(162)	-	-	(162)	-	(162)
(Acquisition)/Disposal of treasury shares	(61)	-	-	(61)	-	(61)
Redemption of 2003 TPS	-	-	-	-	(1,137)	(1,137
Other	-	(6)	-	(6)	(44)	(50)
Total contributions and distributions	605	124	(5,263)	(4,534)	(1,181)	(5,715)
Balance at 30 September 2013	26,768	953	18,953	46,674	863	47,537
Net profit for the year	-	-	7,561	7,561	64	7,625
Net other comprehensive income for the year	-	69	(36)	33	-	33
Total comprehensive income for the year	-	69	7,525	7,594	64	7,658
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,527)	(5,527)	-	(5,527)
Special dividends on ordinary shares[2]	-	-	(310)	(310)	-	(310)
Other equity movements
Share based payment arrangements	-	156	-	156	-	156
Exercise of employee share options and rights	49	-	-	49	-	49
Purchase of shares (net of issue costs)	(127)	-	-	(127)	-	(127)
(Acquisition)/Disposal of treasury shares	(51)	-	-	(51)	-	(51)
Other	-	(2)	-	(2)	(46)	(48)
Total contributions and distributions	(129)	154	(5,837)	(5,812)	(46)	(5,858)
Balance at 30 September 2014	26,639	1,176	20,641	48,456	881	49,337
Net profit for the year	-	-	8,012	8,012	56	8,068
Net other comprehensive income for the year	-	(270)	271	1	-	1
Total comprehensive income for the year	-	(270)	8,283	8,013	56	8,069
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,752)	(5,752)	-	(5,752)
Dividend reinvestment plan	1,412	-	-	1,412	-	1,412
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Other equity movements
Share based payment arrangements	-	141	-	141	-	141
Exercise of employee share options and rights	16	-	-	16	-	16
Purchase of shares (net of issue costs)	(91)	-	-	(91)	-	(91)
(Acquisition)/Disposal of treasury shares	(81)	-	-	(81)	-	(81)
Disposal of controlled entities	-	-	-	-	(105)	(105)
Other	-	(16)	-	(16)	(15)	(31)
Total contributions and distributions	2,256	125	(5,752)	(3,371)	(120)	(3,491)
Balance at 30 September 2015	28,895	1,031	23,172	53,098	817	53,915

1    2015 comprises 2015 interim dividend 93 cents and 2014 final dividend 92 cents per share (2014: 2014 interim dividend 90 cents and 2013 final dividend 88 cents, 2013: 2013 interim dividend 86 cents and 2012 final dividend 84 cents), all fully franked at 30%.

2    2015 comprises nil cents per share (2014: 10 cents per share, 2013: 10 cents per share) fully franked at 30%.

2015 Westpac Group Annual Report	137

Statements of changes in equity as at 30 September (continued)

Westpac Banking Corporation

Parent

$m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Convertible debentures (Note 32)	Total shareholders’ equity and other equity instruments
Balance at 1 October 2013	26,840	691	12,666	40,197	755	40,952
Net profit for the year	-	-	7,234	7,234	-	7,234
Net other comprehensive income for the year	-	93	(38)	55	-	55
Total comprehensive income for the year	-	93	7,196	7,289	-	7,289
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,534)	(5,534)	-	(5,534)
Special dividends on ordinary shares[2]	-	-	(310)	(310)	-	(310)
Distributions on convertible debentures	-	-	(16)	(16)	-	(16)
Other equity movements
Share based payment arrangements	-	137	-	137	-	137
Exercise of employee share options and rights	49	-	-	49	-	49
Purchase of shares (net of issue costs)	(127)	-	-	(127)	-	(127)
(Acquisition)/Disposal of treasury shares	(58)	-	-	(58)	-	(58)
Total contributions and distributions	(136)	137	(5,860)	(5,859)	-	(5,859)
Balance at 30 September 2014	26,704	921	14,002	41,627	755	42,382
Net profit for the year	-	-	6,747	6,747	-	6,747
Net other comprehensive income for the year	-	(106)	275	169	-	169
Total comprehensive income for the year	-	(106)	7,022	6,916	-	6,916
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,762)	(5,762)	-	(5,762)
Dividend reinvestment plan	1,412	-	-	1,412	-	1,412
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Distributions on convertible debentures	-	-	(14)	(14)	-	(14)
Other equity movements
Share based payment arrangements	-	125	-	125	-	125
Exercise of employee share options and rights	16	-	-	16	-	16
Purchase of shares (net of issue costs)	(91)	-	-	(91)	-	(91)
(Acquisition)/Disposal of treasury shares	(69)	-	-	(69)	-	(69)
Total contributions and distributions	2,268	125	(5,776)	(3,383)	-	(3,383)
Balance at 30 September 2015	28,972	940	15,248	45,160	755	45,915

1    2015 comprises 2015 interim dividend 93 cents and 2014 final dividend 92 cents per share (2014: 2014 interim dividend 90 cents and 2013 final dividend 88 cents), all fully franked at 30%.

2    2015 comprises nil cents per share (2014: 10 cents per share) fully franked at 30%.

Both of the above statements of changes in equity should be read in conjunction with the accompanying notes.

138	2015 Westpac Group Annual Report

Financial statements

Cash flow statements1 for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2015	2014	2013	2015	2014
Cash flows from operating activities
Interest received		32,377	32,136	33,048	32,151	32,029
Interest paid		(18,319)	(18,743)	(20,520)	(20,803)	(21,051)
Dividends received excluding life business		12	11	10	1,519	1,651
Other non-interest income received		5,289	5,732	6,618	3,985	2,766
Operating expenses paid		(7,502)	(7,327)	(7,139)	(6,072)	(5,848)
Income tax paid excluding life business		(3,322)	(2,660)	(2,691)	(3,027)	(2,456)
Life business:
Receipts from policyholders and customers		1,921	1,694	1,759	-	-
Interest and other items of similar nature		33	48	45	-	-
Dividends received		328	297	301	-	-
Payments to policyholders and suppliers		(1,754)	(1,723)	(1,912)	-	-
Income tax paid		(104)	(123)	(109)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		8,959	9,342	9,410	7,753	7,091
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		21,538	1,724	(319)	22,668	1,083
Loans		(39,569)	(35,734)	(15,667)	(38,270)	(33,659)
Receivables due from other financial institutions		(1,000)	3,932	(511)	(2,108)	3,966
Life insurance assets and liabilities		(191)	(156)	(154)	-	-
Regulatory deposits with central banks overseas		497	126	489	511	145
Derivative financial instruments		11,730	(3,329)	9,126	11,497	(3,028)
Other assets		95	121	425	729	667
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		(10,027)	9,079	266	(9,945)	8,992
Deposits and other borrowings		8,526	34,229	22,155	6,548	32,244
Payables due to other financial institutions		(1,194)	9,419	363	(1,544)	9,280
Other liabilities		95	(382)	(3)	158	(423)
Net cash (used in)/provided by operating activities	41	(541)	28,371	25,580	(2,003)	26,358
Cash flows from investing activities
Proceeds from available-for-sale securities		8,471	6,768	5,043	4,993	4,910
Purchase of available-for-sale securities		(26,551)	(12,443)	(11,802)	(22,779)	(10,299)
Net (increase)/decrease in investments in controlled entities		-	-	-	102	173
Net movement in amounts due to/from controlled entities		-	-	-	3,288	(5,341)
Purchase of intangible assets		(630)	(664)	(738)	(582)	(594)
Purchase of property and equipment		(677)	(515)	(304)	(633)	(397)
Proceeds from disposal of property and equipment		24	17	7	5	11
Purchase of controlled entity, net of cash acquired	41	-	(7,744)	-	-	-
Proceeds from disposal of controlled entities, net of cash disposed	41	648	-	-	16	-
Net cash (used in)/provided by investing activities		(18,715)	(14,581)	(7,794)	(15,590)	(11,537)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		2,244	1,768	1,958	2,244	1,768
Redemption of loan capital		-	(385)	(2,244)	-	(385)
Net increase/(decrease) in debt issues		6,826	3,678	(14,005)	6,155	2,519
Dividend reinvestment plan underwrite		1,000	-	-	1,000	-
Proceeds from exercise of employee options		16	49	124	16	49
Purchase of shares on exercise of employee options and rights		(73)	(113)	(174)	(73)	(113)
Shares purchased for delivery of employee share plan		(27)	(27)	-	(27)	(27)
Purchase of RSP treasury shares		(69)	(59)	(68)	(69)	(59)
Net sale/(purchase) of other treasury shares		(12)	8	7	-	1
Payment of dividends		(4,340)	(5,837)	(5,028)	(4,364)	(5,860)
Payment of distributions to non-controlling interests		(52)	(48)	(50)	-	-
Redemption of 2003 Trust Preferred Securities		-	-	(805)	-	-
Net cash provided by/(used in) financing activities		5,513	(966)	(20,285)	4,882	(2,107)
Net increase/(decrease) in cash and cash equivalents		(13,743)	12,824	(2,499)	(12,711)	12,714
Effect of exchange rate changes on cash and cash equivalents		2,753	1,237	1,675	2,683	1,177
Cash and cash equivalents as at the beginning of the year		25,760	11,699	12,523	23,400	9,509
Cash and cash equivalents as at the end of the year	41	14,770	25,760	11,699	13,372	23,400

1    Certain cash flows have been reclassified between operating activities and we have revised comparatives for consistency. These changes have had no impact on the reported net increase/decrease in cash and cash equivalents.

The above cash flow statements should be read in conjunction with the accompanying notes. Details of the reconciliation of net cash (used in)/provided by operating activities to net profit for the year are provided in Note 41.

2015 Westpac Group Annual Report	139

Note 1. Basis of preparation and critical accounting assumptions and estimates

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2015 was authorised for issue by the Board of Directors on 2 November 2015. The Directors have the power to amend and reissue the financial report.

The principal accounting policies adopted in the preparation of the financial report are set out below and in the relevant notes to the financial statements. These policies have been consistently applied to all the financial years presented, unless otherwise stated.

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

The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations as issued by the IFRS Interpretations Committee (IFRIC).

This financial report also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission.

The Group’s significant accounting policies relating to specific financial statement items are set out under the relevant notes. Accounting policies that affect the financial statements as a whole and details of critical accounting assumptions and estimates are set out below. Details of changes in accounting standards impacting the financial statements are set out in Note (a) (v) below.

(ii)    Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale securities, and financial assets and liabilities (including derivative instruments) classified at fair value through income statement.

(iii)   Comparative revisions

Comparative information has been revised where appropriate to conform to changes in presentation in the current year to enhance comparability.

(iv)   Rounding of amounts

All amounts have been rounded in accordance with ASIC Class Order 98/100, to the nearest million dollars, unless otherwise stated.

(v)    Changes in accounting standards

The following standards and amendments have been adopted in the 2015 financial year:

▪   AASB 2012-3 Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities

The amendment was applied by the Group from 1 October 2014 and adds application guidance to AASB 132 Financial Instruments: Presentation. It clarified the conditions for applying the offsetting criteria of AASB 132 including what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered the equivalent to net settlement. The application of AASB 2012-3 has not resulted in any material changes to the netting of balances presented on the Group’s balance sheet.

▪   AASB 2015-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 101

AASB 2015-2 was issued on 28 January 2015 and is applicable for the 2017 financial year end unless early adopted. The amendments clarify that preparers of financial statements should apply professional judgement in determining what information is disclosed and the order of presentation in the financial statements. Westpac has early adopted the amendments and as a result has changed the location of certain accounting policies within the notes, changed the order of certain notes and removed or aggregated certain immaterial disclosures. In applying materiality to financial statement disclosures, we consider both the amount and nature of each item. Comparatives have been restated where relevant.

b.     Principles of consolidation

Westpac controls and accordingly consolidates an entity (subsidiaries) when it is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through its power over the entity.

All transactions between Group entities are eliminated. Non-controlling interests and equity of non-wholly-owned subsidiaries are shown separately in the consolidated Income statement, Statement of comprehensive income, Balance sheet and Statement of changes in equity. Subsidiaries are fully consolidated from the date on which control commences and are de-consolidated from the date that control ceases.

140	2015 Westpac Group Annual Report

Notes to the financial statements

Note 1. Basis of preparation and critical accounting assumptions and estimates (continued)

(i)     Business combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the aggregate of the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of acquisition. Acquisition-related costs are expensed as incurred (except for those arising on the issue of equity instruments which are recognised directly in equity).

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value on the acquisition date. Goodwill is measured as the excess of the total consideration transferred, the amount of any non-controlling interest and the fair value of any previous Westpac equity interest in the acquiree, over the fair value of the identifiable net assets acquired.

(ii)    Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. The functional currency of offshore entities is usually the main currency of the economy it operates in.

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

c.     Financial assets and financial liabilities

(i)     Recognition

Purchases and sales of financial assets, except for loans and receivables, are recognised on trade-date; the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised on settlement date, when cash is advanced to the borrowers.

Financial liabilities are recognised when an obligation arises.

(ii)    Classification and measurement

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

Financial assets and financial liabilities measured at fair value through income statement are recognised initially at fair value. All other financial assets and financial liabilities are recognised initially at fair value plus directly attributable transaction costs.

The accounting policy for each category of financial asset or financial liability mentioned above is set out in the note for the relevant item.

The Group’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 23.

(iii)   Derecognition

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

2015 Westpac Group Annual Report	141

Note 1. Basis of preparation and critical accounting assumptions and estimates (continued)

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with the difference in the respective carrying amounts recognised in profit or loss through the Income statement.

(iv)   Repurchase and reverse repurchase agreements (including securities borrowed and lent)

Where securities are sold subject to an agreement to repurchase at a predetermined price (‘repos’), they remain recognised on balance sheet in their original category (i.e. ‘Trading securities’ or ‘Available-for-sale’). A liability (‘Securities sold under agreement to repurchase’) is recognised in respect of the cash consideration received. Where the underlying securities are part of a trading portfolio, the associated liability is recognised as part of ‘Other financial liabilities at fair value through income statement’. Where the underlying securities are classified as ‘Available-for-sale’, the associated liability is recognised in either ‘Payables due to other financial institutions’ or ‘Deposits and other borrowings’, depending on the counterparty.

Securities purchased under agreements to resell (‘reverse repos’) are not recognised on the balance sheet and the cash consideration paid is recorded as part of ‘Trading securities and financial assets designated at fair value’.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. Securities lent remain on the Group’s balance sheet and securities borrowed are not reflected on the Group’s balance sheet, as the risk and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable or borrowing respectively.

Fees and interest relating to these transactions are recognised in interest income and interest expense using the effective interest rate method, over the expected life of the agreements. Any fair value movements are recorded in trading income.

d.     Critical accounting assumptions and estimates

The application of the Group’s accounting policies necessarily requires the use of judgment, estimates and assumptions. Should different assumptions or estimates be applied, the resulting values would change, impacting the net assets and income of the Group. The nature of significant assumptions and estimates used are noted below.

(i)     Fair value of financial instruments

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

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature and complexity of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can require more judgement, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available. These inputs are generally derived and extrapolated from other relevant market data and calibrated against industry standards, economic models and observed transaction prices.

In order to determine a reliable fair value for a financial instrument, where appropriate, management may apply adjustments to the techniques used above. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting the fair value.

In determining the fair value of derivatives, the Group adjusts the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads and credit valuation adjustments. They also include funding valuation adjustments on the uncollateralised derivative portfolio.

The fair value of financial instruments is provided in Note 23 as well as the mechanism by which fair value has been derived.

142	2015 Westpac Group Annual Report

Notes to the financial statements

Note 1. Basis of preparation and critical accounting assumptions and estimates (continued)

(ii)            Provisions for impairment charges on loans and credit commitments

Provisions for credit impairment represent management’s estimate of the impairment charges incurred in the loan portfolios and on undrawn contractually committed credit facilities and guarantees provided as at the balance sheet date. Changes to the provisions are reported in the income statement as part of impairment charges on loans. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce differences between loss estimates and actual loss experience.

▪   Individual component

All impaired loans that exceed specified thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment is recognised as the difference between the carrying value of the loan, the discounted value of management’s best estimate of future cash repayments and proceeds from any security held (discounted at the loan’s original effective interest rate for fixed rate loans and the loan’s current effective interest rate for variable rate loans). Relevant considerations that have a bearing on the expected future cash flows are taken into account, including the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgments are made in this process. Furthermore, judgments can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are taken.

▪   Collective component

This is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and loan impairments that have been incurred but have not been separately identified at the balance sheet date (incurred but not reported provisions). These are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience, current economic conditions, expected defaults and timing of recovery based on portfolio trends. The most significant factors in establishing these provisions are the estimated loss rates and the related emergence periods. The emergence period for each loan product type is determined through studies of loss emergence patterns. Loan files where losses have emerged are reviewed to identify the average time period between observable loss indicator events and the loss becoming identifiable. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on consumer spending, unemployment levels, payment behaviour and bankruptcy rates.

Details on the Group’s impairment charges are provided in Notes 6 and 14.

(iii)         Goodwill

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired, the carrying value of the identified Cash Generating Unit (CGU) to which the goodwill is allocated, is compared to its recoverable amount, which is determined on a value-in-use basis. Value in use is the present value of expected future cash flows from the CGU, and the determination of the appropriate cash flows and discount rates to use is subjective. The key assumptions applied to determine if any impairment exists are outlined in Note 26.

(iv)        Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 38. For each of these plans, independent actuarial valuations of the plan’s obligations using the projected unit credit method and the fair value measurements of the plan’s assets are performed at least annually. The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, salaries growth, mortality, morbidity, investment returns and discount rate. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement. In the current year the discount rate applied to the Australian superannuation fund changed from a blended interest rate of government bonds to the yield on high quality corporate bonds that have terms to maturity approximating the terms of the superannuation liabilities.

(v)           Provisions (other than loan impairment)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions, non-lending losses and onerous contracts (for example leases with surplus space). Provisions carried for long service leave are supported by an independent actuarial report. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows. The deferral of these benefits involves the exercise of management judgments about the ultimate outcomes of the transactions. Payments that are expected to be incurred after more than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision. In the current year the relevant discount rate used changed from a blended interest rate of government bonds to the yield on high quality corporate bonds that have terms to maturity approximating the terms of the liabilities.

2015 Westpac Group Annual Report	143

Note 1. Basis of preparation and critical accounting assumptions and estimates (continued)

(vi)        Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining the worldwide provision for income taxes, based on the Group’s understanding of the relevant tax law. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax outcome is unclear. For these circumstances, we hold appropriate provisions. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made. Refer to Note 7 for details of the Group’s deferred tax balances.

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

e.                Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) will replace AASB 139 Financial Instruments: Recognition and Measurement. It includes a revised classification and measurement model, a forward looking ‘expected loss’ impairment model and modifies the approach to hedge accounting. Unless early adopted the standard is effective for the 30 September 2019 financial year end. The major changes under the standard are:

▪   replaces the multiple classification and measurement models in AASB 139 with a single model that has two classification categories: amortised cost and fair value;

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

▪   requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required. For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required;

▪   interest is calculated on the gross carrying amount of a financial assets, except where the asset is credit impaired;

▪   there will be no separation of an embedded derivative where the instrument is a financial asset;

▪   equity instruments must be measured at fair value, however an entity can elect on initial recognition to present the fair value changes on non-trading equity investments directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss;

144	2015 Westpac Group Annual Report

Notes to the financial statements

Note 1. Basis of preparation and critical accounting assumptions and estimates (continued)

▪         if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value;

▪         where the fair value option is used for valuing financial liabilities the change in fair value relating to the entity’s own credit risk is presented in other comprehensive income, except where it would create an accounting mismatch. If such a mismatch is created or enlarged, all changes in fair value (including the effects of changes in the credit risk) is recognised in profit or loss. The Group early adopted this amendment from 1 October 2013; and

▪         aligns hedge accounting more closely with risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

AASB 9 will impact the classification and measurement of the Group’s financial instruments when the remainder of the standard is adopted.

The Group is in the process of assessing the full impact of the application of AASB 9. The financial impact on the financial statements has not yet been determined.

AASB 15 Revenue from Contracts with Customers was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group.

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

▪   items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪   accounting reclassifications between individual line items that do not impact statutory results.

Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

In February 2015 following the appointment of Brian Hartzer as Chief Executive Officer, the Australian Financial Services segment was discontinued. The three businesses which comprised this segment being Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group (Australia) are now individual reportable segments.

Although Westpac announced in June 2015 that it would implement a new organisational structure for its Australian Retail and Business Banking operations, up to 30 September 2015 the accounting and financial performance continued to be reported (both internally and externally) on the basis of the existing structure. Refer to Section 2 for further details.

The operating segments are defined by the customers they service and the services they provide:

▪   Westpac Retail & Business Banking (Westpac RBB), which is responsible for sales and service for consumer, small-to-medium enterprise (SME), commercial and agribusiness customers (with turnover of up to $100 million) in Australia under the Westpac brand;

2015 Westpac Group Annual Report	145

Note 2. Segment reporting (continued)

▪   St.George Banking Group (St.George), which is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities of up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands;

▪   BT Financial Group (Australia) (BTFG), which is Westpac’s Australian wealth division. Its operations include the provision of funds management, insurance, financial advice, margin lending, private banking and broking services. BTFG’s brands include Advance, Ascalon Capital Managers, Asgard, Licensee Select, BT Select, and Securitor, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA. BTFG also incorporates the activities of BT Investment Management, which following Westpac’s partial sale is equity accounted from July 2015;

▪   Westpac Institutional Bank (WIB), which delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia; and

▪   Westpac New Zealand, which is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Banking products are provided under the Westpac brand, while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Other divisions in the Group include:

▪   Westpac Pacific provides banking services for retail and business customers in four Pacific Island Nations. Prior to July 2015, Westpac Pacific also provided these services to customers in Samoa, Cook Islands and Tonga. On 10 July 2015, Westpac sold its interest in these operations;

▪   Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions;

▪   Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities;

▪   Customer & Business Services, which encompasses banking operations, customer contact centres, product, marketing, compliance, legal and property services;

▪   Group Technology, which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

▪   Core Support, which comprises those functions performed centrally including finance, risk and human resources.

Comparative changes

Prior period comparatives were restated for the following business structure transfers:

▪   Private Bank Asia operations undertaken in Westpac Institutional Bank (WIB) to Westpac Retail & Business Banking (Westpac RBB);

▪   Relationship management of a number of clients from WIB to Westpac RBB;

▪   BankSA general insurance activities from St.George to BT Financial Group (Australia); and

▪   The presentation of depreciation, amortisation and impairments by segments for 2014 and 2013 have been restated to conform with current year.

146	2015 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

The tables below present the segment results on a cash earnings basis:

2015 $m	Westpac Retail & Business Banking	St. George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Other Divisions	Total	Net cash earnings adjustment	Net profit for the year
Net interest income	6,395	3,768	448	1,645	1,590	393	14,239	28	14,267
Non-interest income	1,457	555	2,192	1,458	457	182	6,301	1,074	7,375
Net operating income before operating expenses and impairment charges	7,852	4,323	2,640	3,103	2,047	575	20,540	1,102	21,642
Operating expenses	(3,397)	(1,629)	(1,304)	(1,289)	(832)	(184)	(8,635)	(838)	(9,473)
Impairment charges	(471)	(280)	4	39	(44)	(1)	(753)	-	(753)
Profit before income tax	3,984	2,414	1,340	1,853	1,171	390	11,152	264	11,416
Income tax expense	(1,196)	(726)	(404)	(567)	(317)	(64)	(3,274)	(74)	(3,348)
Profit attributable to non-controlling interests	-	-	(32)	-	(3)	(23)	(58)	2	(56)
Cash earnings for the year	2,788	1,688	904	1,286	851	303	7,820	192	8,012
Net cash earnings adjustments	-	(126)	(23)	-	-	341	192
Net profit attributable to owners of Westpac Banking Corporation	2,788	1,562	881	1,286	851	644	8,012
Additional information
Depreciation, amortisation and impairments	(5)	(16)	(42)	(123)	(93)	(1,180)	(1,459)
Balance Sheet
Total assets[1]	291,647	188,094	35,813	123,735	71,538	101,329	812,156
Total liabilities	186,032	97,677	37,168	124,603	63,490	249,271	758,241
Additions of property and equipment, goodwill and other intangible assets	15	13	73	261	58	893	1,313

1    Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in BTIM of $756 million.

2015 Westpac Group Annual Report	147

Note 2. Segment reporting (continued)

2014 $m	Westpac Retail & Business Banking	St. George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Other Divisions	Total	Net cash earnings adjustment	Net profit for the year
Net interest income	5,953	3,531	406	1,658	1,455	493	13,496	46	13,542
Non-interest income	1,441	515	2,257	1,470	438	203	6,324	71	6,395
Net operating income before operating expenses and impairment charges	7,394	4,046	2,663	3,128	1,893	696	19,820	117	19,937
Operating expenses	(3,266)	(1,559)	(1,323)	(1,174)	(776)	(148)	(8,246)	(301)	(8,547)
Impairment charges	(436)	(236)	2	135	(24)	(91)	(650)	-	(650)
Profit before income tax	3,692	2,251	1,342	2,089	1,093	457	10,924	(184)	10,740
Income tax expense	(1,109)	(676)	(403)	(622)	(300)	(120)	(3,230)	115	(3,115)
Profit attributable to non-controlling interests	-	-	(39)	-	(3)	(24)	(66)	2	(64)
Cash earnings for the year	2,583	1,575	900	1,467	790	313	7,628	(67)	7,561
Net cash earnings adjustments	-	(125)	(22)	-	-	80	(67)
Net profit attributable to owners of Westpac Banking Corporation	2,583	1,450	878	1,467	790	393	7,561
Additional information
Depreciation, amortisation and impairments	(3)	(17)	(45)	(83)	(80)	(575)	(803)
Balance Sheet
Total assets	276,648	175,302	31,803	118,892	65,874	102,323	770,842
Total liabilities	176,281	94,818	34,288	130,178	57,568	228,372	721,505
Additions of property and equipment, goodwill and other intangible assets	68	325	72	196	80	799	1,540

148	2015 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

2013 $m	Westpac Retail & Business Banking	St. George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Other Divisions	Total	Net cash earnings adjustment	Net profit for the year
Net interest income	5,649	3,210	402	1,646	1,281	724	12,912	(91)	12,821
Non-interest income	1,359	466	1,930	1,584	389	193	5,921	(147)	5,774
Net operating income before operating expenses and impairment charges	7,008	3,676	2,332	3,230	1,670	917	18,833	(238)	18,595
Operating expenses	(3,153)	(1,401)	(1,207)	(1,086)	(697)	(215)	(7,759)	(217)	(7,976)
Impairment charges	(485)	(293)	(1)	88	(97)	(59)	(847)	-	(847)
Profit before income tax	3,370	1,982	1,124	2,232	876	643	10,227	(455)	9,772
Income tax expense	(1,010)	(595)	(328)	(662)	(241)	(252)	(3,088)	141	(2,947)
Profit attributable to non-controlling interests	-	-	(18)	-	(3)	(55)	(76)	2	(74)
Cash earnings for the year	2,360	1,387	778	1,570	632	336	7,063	(312)	6,751
Net cash earnings adjustments	-	(128)	(22)	-	-	(162)	(312)
Net profit attributable to owners of Westpac Banking Corporation	2,360	1,259	756	1,570	632	174	6,751
Additional information
Depreciation, amortisation and impairments	(3)	(15)	(44)	(47)	(51)	(523)	(683)
Balance Sheet
Total assets	261,903	159,652	32,210	97,342	61,469	88,521	701,097
Total liabilities	166,122	90,141	33,932	116,230	53,882	193,253	653,560
Additions of property and equipment, goodwill and other intangible assets	66	28	82	104	117	645	1,042

2015 Westpac Group Annual Report	149

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit

$m	2015	2014	2013
Cash earnings for the year	7,820	7,628	7,063
Cash earnings adjustments:
Partial sale of BTIM	665	-	-
Capitalised technology cost balances	(354)	-	-
Amortisation of intangible assets	(149)	(147)	(150)
Acquisition, transaction and integration expenses	(66)	(51)	-
Lloyds tax adjustments	64	-	-
Fair value gain/(loss) on economic hedges	33	105	(21)
Ineffective hedges	(1)	(46)	20
Treasury shares	(1)	(7)	(42)
Buyback of government guaranteed debt	1	42	(43)
Westpac Bicentennial Foundation grant	-	(70)	-
Prior year tax provisions	-	70	-
Bell litigation provision	-	54	-
Fair value amortisation of financial instruments	-	(17)	(67)
TPS revaluations	-	-	(9)
Total Cash earnings adjustments	192	(67)	(312)
Net profit attributable to owners of Westpac Banking Corporation	8,012	7,561	6,751

Further details of the above cash earnings adjustments, which are all net of tax is provided in Section 2.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounts to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2015		2014		2013
	$m	%	$m	%	$m	%
Revenue
Australia	33,991	85.7	32,880	85.1	34,159	88.1
New Zealand	4,937	12.4	4,738	12.3	3,885	10.0
Other[1]	742	1.9	1,025	2.6	739	1.9
Total	39,670	100.0	38,643	100.0	38,783	100.0
Non-current assets[2]
Australia	11,949	90.8	12,828	91.2	12,324	91.2
New Zealand	751	5.7	797	5.7	786	5.8
Other[1]	466	3.5	433	3.1	405	3.0
Total	13,166	100.0	14,058	100.0	13,515	100.0

1           Other includes Pacific Islands, Asia, the Americas and Europe.

2           Non-current assets include property and equipment, goodwill and other intangible assets.

150	2015 Westpac Group Annual Report

Notes to the financial statements

Note 3. Net interest income

Accounting policy

Interest income and expense for all interest bearing financial assets and liabilities (including those instruments measured at fair value) is recognised using the effective interest rate method. Net income related to treasury’s interest rate and liquidity management activities is included in net interest income.

The effective interest rate method calculates the amortised cost of a financial instrument and allocates the interest income or interest expense over its expected life. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, cash flows are estimated based upon all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees and other amounts paid or received between parties to the contract that are an integral part of the effective interest rate (e.g. loan establishment fees), transaction costs and all other premiums or discounts.

Interest relating to impaired loans is recognised using the loan’s original effective interest rate based on the net carrying value of the impaired loan or for a variable rate loan, the current effective interest rate. This rate is also used to discount the future cash flows for the purpose of measuring impairment charges.

Interest income on finance leases is brought to account progressively over the life of the lease, consistent with the outstanding investment and unearned income balance.

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Interest income
Cash and balances with central banks	219	225	102	170	182
Receivables due from other financial institutions	87	84	113	50	35
Net ineffectiveness on qualifying hedges	(13)	(58)	31	(8)	(61)
Trading securities and financial assets designated at fair value	1,032	1,482	1,732	956	1,413
Available-for-sale securities	1,634	1,386	1,226	1,445	1,231
Loans	29,307	29,104	29,781	24,468	24,666
Regulatory deposits with central banks overseas	12	18	23	12	18
Due from subsidiaries	-	-	-	4,933	4,585
Other interest income	17	7	1	17	7
Total interest income[1]	32,295	32,248	33,009	32,043	32,076
Interest expense
Payables due to other financial institutions	(304)	(300)	(190)	(304)	(299)
Deposits and other borrowings	(10,669)	(11,499)	(12,555)	(9,008)	(10,029)
Trading liabilities	(2,475)	(2,523)	(2,806)	(2,476)	(2,268)
Debt issues	(3,908)	(3,813)	(4,008)	(3,205)	(3,096)
Due to subsidiaries	-	-	-	(4,873)	(4,791)
Loan capital	(535)	(490)	(529)	(495)	(458)
Other interest expense	(137)	(81)	(100)	(141)	(71)
Total interest expense[2]	(18,028)	(18,706)	(20,188)	(20,502)	(21,012)
Net interest income	14,267	13,542	12,821	11,541	11,064

1      Total interest income for financial assets that are not at fair value through profit or loss is $31,276 million (2014: $30,824 million, 2013: $31,246 million) for the Group and $31,095 million (2014: $30,724 million) for the Parent Entity.

2      Total interest expense for financial liabilities that are not at fair value through profit or loss is $14,363 million (2014: $14,996 million, 2013: $16,116 million) for the Group and $16,923 million (2014: $17,636 million) for the Parent Entity.

2015 Westpac Group Annual Report	151

Note 4. Non-interest income

Accounting policy

Fees and commission income is recognised as follows:

▪         Income earned on the execution of a significant act is recognised when the act has been completed (for example, advisory or arrangement services, placement services and underwriting services);

▪         Income earned for providing ongoing services is recognised as the services are provided (for example, maintaining and administering existing facilities); and

▪         Income which forms an integral part of the effective interest rate of a financial instrument is recognised using the effective interest method and recorded in interest income (for example, loan origination fees).

Premium income

Life insurance premiums with a regular due date are recognised as revenue on an accrual basis. Premiums with no due date are recognised on a cash received basis.

Life investment premiums include a management fee component which is recognised as funds management income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and are treated as movements in life insurance policy liabilities.

General insurance premium comprises amounts charged to policyholders, including fire service levies, but excludes taxes collected on behalf of third parties. The earned portion of premiums received and receivable is recognised as revenue.

General insurance premium revenue is earned from the date of attachment of risk and over the term of the policies written, based on actuarial assessment of the likely pattern in which risk will emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

Claims expense

Life and general insurance contract claims are recognised as an expense when a liability has been established.

Claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

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

Rental income on operating leases

Operating lease rental income is recognised on a straight line basis over the lease term.

152	2015 Westpac Group Annual Report

Notes to the financial statements

Note 4. Non-interest income (continued)

	Consolidated			Parent Entity
	2015	2014	2013	2015	2014
Fees and commissions
Facility fees	1,342	1,329	1,253	1,287	1,265
Transaction fees and commissions received	1,247	1,254	1,160	1,025	1,030
Other non-risk fee income	353	343	310	501	312
Transactions with subsidiaries	-	-	-	417	514
Total fees and commissions	2,942	2,926	2,723	3,230	3,121
Wealth management and insurance income
Life insurance and funds management net operating income	2,033	2,000	1,738	-	-
General insurance and lenders mortgage insurance net operating income	195	254	206	-	-
Total wealth management and insurance income	2,228	2,254	1,944	-	-
Trading income
Foreign exchange income	708	530	440	622	407
Other trading products	256	487	629	275	520
Total trading income	964	1,017	1,069	897	927
Other income
Dividends received from subsidiaries	-	-	-	1,509	1,643
Dividends received from other entities	12	11	10	10	8
Net gain on disposal of assets	103	97	67	95	127
Net gain/(loss) on ineffective hedges	2	-	(1)	2	-
Net gain/(loss) on hedging overseas operations	(1)	12	(6)	(77)	18
Net gain/(loss) on derivatives held for risk management purposes[1]	(27)	(27)	(118)	(27)	(27)
Net gain/(loss) on financial instruments designated at fair value	(10)	(14)	32	11	18
Gain on disposal of controlled entities	1,041	-	-	-	-
Rental income on operating leases	54	32	-	30	1
Share of associates net profit	5	-	-	-	-
Other	62	87	54	42	69
Total other income	1,241	198	38	1,595	1,857
Total non-interest income	7,375	6,395	5,774	5,722	5,905
Wealth management and insurance income comprised
Funds management income	1,334	1,337	1,149	-	-
Life insurance premium income	1,002	881	761	-	-
Life insurance commissions, investment income and other income	530	639	1,125	-	-
Life insurance claims and changes in life insurance liabilities	(833)	(857)	(1,297)	-	-
General insurance and lenders mortgage insurance net premiums earned	453	426	402	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	30	22	25	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(288)	(194)	(221)	-	-
Total wealth management and insurance income	2,228	2,254	1,944	-	-

1           Income from derivatives held for risk management purposes reflects impact of economic hedge of foreign currency capital and earnings where hedge accounting is not achieved.

2015 Westpac Group Annual Report	153

Note 5. Operating expenses

Accounting policy

Operating expenses are recognised as the relevant service is rendered or asset is consumed or once a liability is incurred.

Salaries and other staff expenses

Salaries and wages are recognised over the period the employee renders the service to receive the benefit.

The accounting policies for share-based payments and superannuation benefits are included in Note 37 and Note 38 respectively. The accounting policies for other employee benefits are included in Note 28.

Operating lease rentals

Operating lease payments are recognised in the income statement as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the benefit received. Incentives received on entering into operating leases are recorded as liabilities and amortised as a reduction of rental expense on a straight-line basis over the lease term.

Depreciation, amortisation and impairment

Useful lives for each category of assets are as follows:

▪ Premises and sites	Up to 50 years

▪ Leasehold improvements	Up to 10 years

▪ Furniture and equipment	3 to 15 years

▪ IT equipment	3 to 5 years

▪ Assets under lease	Up to 7 years

▪ Computer software	3 to 10 years

▪ Core deposit intangible	9 years

▪ Other intangibles	3 to 8 years

Computer software assets and directly related hardware are amortised over their useful life of 3 to 10 years using either the straight-line or the diminishing balance method (using the Sum of Years Digits). The useful life and amortisation method applied are based on an assessment of the benefits expected to be received from each asset.

Depreciation and amortisation for all other asset categories is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives.

In the current period the Group reviewed both the depreciation method and useful life of certain technology assets. This resulted in increased depreciation, amortisation and impairment of technology assets in the current period of $505 million which otherwise would have been recognised over the forthcoming 8 years.

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

154	2015 Westpac Group Annual Report

Notes to the financial statements

Note 5. Operating expenses (continued)

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Salaries and other staff expenses
Employee remuneration, entitlements and on-costs	4,094	3,990	3,762	3,199	3,120
Superannuation expense[1]	362	336	324	294	272
Equity based compensation	174	184	155	119	133
Restructuring costs	74	61	28	71	57
Total salaries and other staff expenses	4,704	4,571	4,269	3,683	3,582
Equipment and occupancy expenses
Operating lease rentals	586	565	565	507	481
Depreciation of property and equipment	229	199	183	190	156
Other	139	140	125	113	111
Total equipment and occupancy expenses	954	904	873	810	748
Technology expenses
Depreciation and impairment of IT equipment	170	105	94	152	91
Amortisation and impairment of software assets	1,051	493	403	927	413
Software maintenance and licences	221	199	220	181	159
Technology services	575	541	483	432	442
Data processing	67	69	64	65	68
Telecommunications	204	167	142	178	139
Total technology expenses	2,288	1,574	1,406	1,935	1,312
Other expenses
Amortisation and impairment of intangible assets and deferred expenditure	221	223	224	207	207
Impairment on investments in subsidiaries	-	-	-	19	22
Non-lending losses	74	(23)	43	64	(33)
Credit card loyalty programs	134	136	135	134	136
Professional services	615	580	526	425	377
Postage and stationery	204	205	222	159	158
Advertising	150	159	164	117	114
Westpac Bicentennial Foundation grant	-	100	-	-	100
Other expenses	129	118	114	220	216
Total other expenses	1,527	1,498	1,428	1,345	1,297
Operating expenses[2]	9,473	8,547	7,976	7,773	6,939

1           Refer to Note 38 for details of defined benefit expense.

2           The presentation of operating expenses has been revised to better reflect the nature of our business and we have revised comparatives for consistency.

Note 6. Impairment charges

Accounting policy

The Group assesses at each balance date whether there is any objective evidence of impairment of its loan portfolio. An impairment charge is incurred if there is objective evidence of impairment as a result of one or more loss events which have an impact on the estimated cash flows of the financial asset that can be reliably estimated. Objective evidence includes significant financial difficulties of an obligor, adverse changes in the payment status of borrowers or national, local economic conditions that correlate with defaults on a group of loans. The amount of the charge is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan’s original effective interest rate. The carrying amount of the loan is reduced through the use of a provision account which is either individually assessed or collectively assessed (refer Note 14) and the amount of the loss is recognised in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment is the current effective interest rate.

2015 Westpac Group Annual Report	155

Note 6. Impairment charges (continued)

When a loan or part of a loan is uncollectable, it is written off against the related provision for impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment charge decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment charge is reversed by adjusting the provision account. The amount of the reversal is recognised in the income statement.

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Reconciliation of impairment charges
Individually assessed provisions raised	566	684	1,112	457	550
Write-backs	(297)	(433)	(479)	(274)	(373)
Recoveries	(131)	(106)	(76)	(82)	(73)
Collectively assessed provisions raised	615	505	290	521	457
Impairment charges	753	650	847	622	561

Refer to Note 14 for further details on Provisions for impairment charges.

Note 7. Income tax

Accounting policy

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in the statement of other comprehensive income.

Current tax is the expected tax payable on the taxable income for the financial year using tax rates and laws that have been enacted or substantively enacted for each jurisdiction at the balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributed to those assets and liabilities for taxation purposes. Deferred tax is not recognised for:

▪ temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting nor taxable profit or loss;

▪ temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and

▪ taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is determined using the tax rates and laws enacted or substantively enacted for each jurisdiction at the balance sheet date which are expected to apply in the periods in which the assets will be realised or the liabilities settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority on the same taxable entity or different entities in the same taxable group and where we have a legal right and intention to settle on a net basis.

The Parent Entity and its wholly owned, Australian-controlled entities are part of a tax consolidated group under Australian tax law. The Parent Entity is the head entity in the tax consolidated group. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly owned entities in the case of a default by the head entity.

Tax expense/income, deferred tax liabilities and assets arising from temporary differences are recognised in the separate financial statements of the members of the tax-consolidated group using a ‘group allocation basis’. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Parent Entity (as head entity in the tax-consolidated group).

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

156	2015 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

The determination of the provision for income taxes is one of the Group’s critical accounting assumptions and estimates as detailed in Note 1d(vi).

Income tax expense

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	11,416	10,740	9,772	8,868	9,469
Prima facie income tax based on the Australian company tax rate of 30%	3,425	3,222	2,932	2,660	2,841
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate	-	1	(2)	-	1
Dividend adjustments	11	7	(2)	(453)	(493)
Life insurance:
Tax adjustment on policyholder earnings	-	3	24	-	-
Adjustment for life business tax rates	(4)	(4)	(8)	1	1
Hybrid capital distributions	46	36	26	46	36
Other non-assessable items	(52)	(22)	(18)	(23)	(22)
Other non-deductible items	25	46	37	19	39
Adjustment for overseas tax rates	(27)	(22)	-	3	10
Income tax (over)/under provided in prior years	(88)	(14)	(7)	(76)	(15)
Other items[1]	12	(138)	(35)	(56)	(163)
Total income tax expense in the income statement	3,348	3,115	2,947	2,121	2,235
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax	3,347	2,704	2,566	2,329	1,923
Deferred income tax	89	425	388	(132)	327
Under/(over) provision in prior years	(88)	(14)	(7)	(76)	(15)
Total income tax expense attributable to profit from ordinary activities	3,348	3,115	2,947	2,121	2,235
Total Australia	2,964	2,694	2,595	2,117	2,172
Total Overseas	384	421	352	4	63
Total income tax expense attributable to profit from ordinary activities	3,348	3,115	2,947	2,121	2,235

1    2014 includes the release of provisions no longer required following the finalisation of prior period taxation matters.

The effective tax rate was 29.3% in 2015 (29.0% in 2014).

2015 Westpac Group Annual Report	157

Note 7. Income tax (continued)

Deferred tax assets

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Provisions for impairment charges on loans	906	926	726	756
Provision for long service leave, annual leave and other employee benefits	299	311	274	271
Financial instruments	269	180	221	163
Property and equipment	235	227	222	217
Other provisions	182	184	164	169
Other liabilities	334	340	326	324
	2,225	2,168	1,933	1,900
Amounts recognised directly in other comprehensive income
Available-for-sale securities	12	(55)	18	(35)
Defined benefit deficit	62	113	61	113
	74	58	79	78
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(922)	(829)	(549)	(656)
Net deferred tax assets	1,377	1,397	1,463	1,322
Net deferred tax assets to be recovered within 12 months	430	376	492	349
Net deferred tax assets to be recovered after more than 12 months	947	1,021	971	973
Movement
Opening balance as at beginning of the year	1,397	1,773	1,322	1,632
Credited to income statements	886	484	689	374
Recognised in other comprehensive income	16	(31)	1	(28)
Set-off of deferred tax assets pursuant to set-off provisions[1]	(922)	(829)	(549)	(656)
Closing balance as at end of the year	1,377	1,397	1,463	1,322

1           Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Unrecognised deferred tax assets

Deferred tax assets relating to certain tax losses have not been recognised because it is not considered probable that future taxable profit will be available against which they can be realised.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Tax losses on revenue account	80	82	72	73

158	2015 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax liabilities

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Financial instruments	249	135	204	156
Finance lease transactions	142	142	41	34
Property and equipment	112	223	116	217
Life insurance assets	73	53	-	-
Other assets	385	262	132	185
	961	815	493	592
Amounts recognised directly in other comprehensive income
Cash flow hedges	16	69	56	64
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(922)	(829)	(549)	(656)
Net deferred tax liabilities	55	55	-	-
Net deferred tax liabilities to be recovered within 12 months	25	24	-	-
Net deferred tax liabilities to be recovered after more than 12 months	30	31	-	-
Movements
Opening balance as at beginning of the year	55	22	-	-
Charged to income statements	975	909	557	701
Recognised in other comprehensive income	(53)	(47)	(8)	(45)
Set-off of deferred tax assets pursuant to set-off provisions[1]	(922)	(829)	(549)	(656)
Closing balance as at end of the year	55	55	-	-

1           Deferred tax assets and liabilities are set-off where they relate to the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Unrecognised deferred tax liabilities

Deferred tax liabilities relating to aggregate temporary differences of $49 million (2014: $44 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

2015 Westpac Group Annual Report	159

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to equity holders, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares on issue during the financial year, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted EPS is calculated by adjusting the earnings and the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

Refer to Note 20 Loan capital and Note 37 Share-based payments for further information on the potential dilutive instruments.

Consolidated	2015		2014		2013
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share
Net profit attributable to owners of Westpac Banking Corporation	8,012	8,012	7,561	7,561	6,751	6,751
Restricted Share Plan (RSP) treasury shares distributions[1]	(6)	-	(10)	-	(12)	-
Distributions relating to convertible loan capital instruments	-	184	-	165	-	161
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	8,006	8,196	7,551	7,726	6,739	6,912
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,134	3,134	3,109	3,109	3,100	3,100
Effect of own shares held	(10)	(10)	(11)	(11)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	6	-	9	-	14
Convertible loan capital instruments	-	157	-	130	-	137
Total weighted average number of ordinary shares	3,124	3,287	3,098	3,237	3,087	3,238
Earnings per ordinary share (cents)	256.3	249.3	243.7	238.7	218.3	213.5

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

160	2015 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

Consolidated	2015			2014			2013
	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	2,542	63	2.5	2,433	60	2.5	2,852	86	3.0
New Zealand	359	6	1.7	294	5	1.7	338	5	1.5
Overseas	7,005	18	0.3	5,151	19	0.4	5,959	22	0.4
Trading securities and other financial assets designated at fair value:
Australia	28,077	822	2.9	32,877	1,226	3.7	38,506	1,560	4.1
New Zealand	3,812	138	3.6	4,358	132	3.0	3,309	88	2.7
Overseas	4,772	72	1.5	10,134	124	1.2	6,262	84	1.3
Available-for-sale securities:
Australia	36,974	1,422	3.8	27,222	1,230	4.5	21,475	1,107	5.2
New Zealand	2,886	130	4.5	2,384	107	4.5	2,085	93	4.5
Overseas	2,040	82	4.0	1,351	49	3.6	1,089	26	2.4
Regulatory deposits:
Other overseas	1,147	12	1.0	1,369	18	1.3	1,512	23	1.5
Loans and other receivables[1]:
Australia	502,474	25,280	5.0	474,570	25,498	5.4	449,405	26,712	5.9
New Zealand	63,349	3,818	6.0	59,240	3,449	5.8	50,801	2,924	5.8
Overseas	28,377	432	1.5	25,979	331	1.3	16,276	279	1.7
Total interest earning assets and interest income	683,814	32,295	4.7	647,362	32,248	5.0	599,869	33,009	5.5
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	1,970			1,513			723
Derivative financial instruments	49,400			28,866			33,967
Life insurance assets	11,590			13,687			12,713
All other assets[2]	51,929			45,696			41,023
Total non-interest earning assets	114,889			89,762			88,426
Total assets	798,703			737,124			688,295

1           Loans and receivables are stated net of provisions for impairment charges on loans. Other receivables include other assets and cash with central banks that are interest earning.

2           Includes property and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

2015 Westpac Group Annual Report	161

Note 9. Average balance sheet and interest rates (continued)

Consolidated	2015			2014			2013
	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	11,839	247	2.1	10,253	250	2.4	4,218	131	3.1
New Zealand	584	14	2.4	547	11	2.0	458	7	1.5
Overseas	5,417	43	0.8	4,767	39	0.8	4,648	52	1.1
Deposits and other borrowings:
Australia	357,199	8,815	2.5	342,385	9,850	2.9	325,634	11,141	3.4
New Zealand	45,555	1,643	3.6	42,444	1,453	3.4	35,674	1,214	3.4
Overseas	30,760	211	0.7	29,347	196	0.7	25,368	200	0.8
Loan capital:
Australia	10,888	492	4.5	8,729	424	4.9	7,183	414	5.8
Overseas	753	43	5.7	1,358	66	4.9	2,436	115	4.7
Other interest bearing liabilities[1]:
Australia	164,075	5,856	3.6	151,742	5,824	3.8	144,777	6,353	4.4
New Zealand	12,842	661	5.1	12,364	552	4.5	10,073	561	5.6
Overseas	716	3	0.4	2,617	41	1.6	1	-	-
Total interest bearing liabilities and interest expense	640,628	18,028	2.8	606,553	18,706	3.1	560,470	20,188	3.6
Non-interest bearing liabilities
Deposits and payables due to other financial institutions:
Australia	29,948			23,826			19,173
New Zealand	3,531			3,169			2,578
Overseas	1,061			812			783
Derivative financial instruments	51,808			31,172			35,542
Life insurance policy liabilities	10,035			12,359			11,574
All other liabilities[2]	11,477			11,894			11,853
Total non-interest bearing liabilities	107,860			83,232			81,503
Total liabilities	748,488			689,785			641,973
Shareholders’ equity	49,361			46,477			44,350
Non-controlling interests	854			862			1,972
Total equity	50,215			47,339			46,322
Total liabilities and equity	798,703			737,124			688,295

1           Includes net impact of Treasury balance sheet management activities.

2           Includes other liabilities, provisions, current and deferred tax liabilities.

162	2015 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

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

Consolidated	2015			2014
	Change Due to			Change Due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Receivables due from other financial institutions:
Australia	3	-	3	(13)	(13)	(26)
New Zealand	1	-	1	(1)	1	-
Overseas	7	(8)	(1)	(3)	-	(3)
Trading securities and other financial assets designated at fair value:
Australia	(179)	(225)	(404)	(229)	(105)	(334)
New Zealand	(17)	23	6	28	16	44
Overseas	(66)	14	(52)	54	(14)	40
Available-for-sale securities:
Australia	441	(249)	192	296	(173)	123
New Zealand	23	-	23	13	1	14
Overseas	25	8	33	6	17	23
Regulatory deposits:
Overseas	(3)	(3)	(6)	(2)	(3)	(5)
Loans and other receivables:
Australia	1,499	(1,717)	(218)	1,496	(2,710)	(1,214)
New Zealand	239	130	369	486	39	525
Overseas	31	70	101	166	(114)	52
Total change in interest income	2,004	(1,957)	47	2,297	(3,058)	(761)
Interest bearing liabilities
Payables due to other financial institutions:
Australia	39	(42)	(3)	187	(68)	119
New Zealand	1	2	3	1	3	4
Overseas	5	(1)	4	1	(14)	(13)
Deposits and other borrowings:
Australia	426	(1,461)	(1,035)	573	(1,864)	(1,291)
New Zealand	106	84	190	230	9	239
Overseas	9	6	15	31	(35)	(4)
Loan capital:
Australia	105	(37)	68	89	(79)	10
Overseas	(29)	6	(23)	(51)	2	(49)
Other interest bearing liabilities:
Australia	473	(441)	32	306	(835)	(529)
New Zealand	21	88	109	128	(137)	(9)
Overseas	(30)	(8)	(38)	-	41	41
Total change in interest expense	1,126	(1,804)	(678)	1,495	(2,977)	(1,482)
Change in net interest income:
Australia	721	(210)	511	395	(155)	240
New Zealand	118	(21)	97	167	182	349
Overseas	39	78	117	240	(108)	132
Total change in net interest income	878	(153)	725	802	(81)	721

2015 Westpac Group Annual Report	163

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Note 10. Receivables due from other financial institutions

Accounting policy

Receivables due from other financial institutions are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They include conduit assets, collateral placed and interbank lending. These financial assets are initially recognised at fair value plus directly attributable transaction costs and subsequently measured at amortised cost using the effective interest rate method.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Conduit assets[1]	823	1,417	-	-
Cash collateral	7,602	3,830	7,586	3,686
Interbank lending	1,158	2,177	1,155	1,797
Total receivables due from other financial institutions	9,583	7,424	8,741	5,483

1           Further information on conduit assets is disclosed in Note 25. Conduit assets are only available to meet associated conduit liabilities disclosed in Note 19.

Note 11. Trading securities and financial assets designated at fair value

Accounting policy

Trading securities are acquired principally for the purpose of selling in the near term or are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking. It includes debt and equity instruments which are actively traded.

Financial assets designated at fair value at inception include securities purchased under agreement to resell that are part of a trading portfolio, and other financial assets which either contain an embedded derivative, are managed on a fair value basis, or reduce or eliminate an accounting mismatch. A portfolio of retail fixed rate bills which have been designated at fair value to reduce an accounting mismatch have, due to their nature, been presented within the loans category in the Balance sheet (refer Note 13).

These financial assets are recognised at fair value with gains and losses included in the Income statement. Interest earned on Government and other debt securities is recognised within Net interest income (Note 3) and dividends earned on equity securities are recorded in Non-interest income – other income (Note 4).

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Trading securities	20,170	36,881	39,448	18,272	35,794
Securities purchased under agreement to resell	3,982	6,275	6,882	3,982	6,275
Other financial assets designated at fair value	3,302	2,753	2,759	2,642	2,255
Total trading securities and other financial assets designated at fair value	27,454	45,909	49,089	24,896	44,324

Trading securities include the following:

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Government and semi-government securities	12,545	25,275	20,518	11,937	25,244
Debt securities	7,555	11,519	18,883	6,265	10,463
Equity securities	20	44	22	20	44
Other	50	43	25	50	43
Total trading securities	20,170	36,881	39,448	18,272	35,794

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Debt securities	2,900	2,447	2,471	2,531	2,117
Equity securities	402	306	288	111	138
Total other financial assets designated at fair value	3,302	2,753	2,759	2,642	2,255

164	2015 Westpac Group Annual Report

Notes to the financial statements

Note 11. Trading securities and financial assets designated at fair value (continued)

The Group has total holdings of debt securities from three Australian State Governments (Queensland Treasury Corporation: $13,447 million and NSW Treasury Corporation: $9,065 million and Treasury Corporation of Victoria: $5,706 million) the aggregate book and market value, each of which exceeded 10% of the Group total shareholders’ equity at 30 September 2015.

The Group holds $8,473 million of US Government treasury notes (2014: $4,559 million, 2013: $4,978 million).

Both of the above are recognised in the categories trading securities and other financial assets designated at fair value and available-for-sale securities (Note 12) at 30 September 2015.

Note 12. Available-for-sale securities

Accounting policy

Available-for-sale financial assets are held at fair value with gains and losses included in other comprehensive income. This classification is used for debt or equity securities that are not held for trading purposes or designated at fair value through the Income statement or loans and receivables.

The Group assesses at each reporting date whether there is objective evidence of impairment. Impairment exists if there is objective evidence of impairment as a result of one or more loss events which have an impact on the estimated cash flows of the available-for-sale security that can be reliably estimated. For debt instruments classified as available-for-sale, evidence of impairment includes significant financial difficulties or adverse changes in the payment status of an issuer or national, local economic conditions that correlate with defaults on a group of financial assets. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge previously recognised in profit or loss – is removed from other comprehensive income and recognised in the income statement. If, in a subsequent period, the fair value of an available-for-sale debt increases and the increase can be objectively related to an event occurring after the impairment event, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement until the instrument is disposed of.

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Available-for-sale securities
Government and semi-government securities	41,112	22,573	19,941	38,182	19,858
Debt securities	13,672	13,241	9,868	12,133	12,127
Equity securities[1]	49	210	202	29	24
Total available-for-sale securities	54,833	36,024	30,011	50,344	32,009

1           Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent non-controlling interests in companies for which active markets do not exist and quoted prices are not available. 2015: $33 million (2014: $16 million).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2015. There are no tax-exempt securities.

	Within 1 Year		Over 1 Year to 5 Years		Over 5 Years to 10 Years		Over 10 Years		No Specific Maturity		Total	Weighted Average
2015	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Government and semi-government securities	12,002	3.5%	16,097	4.2%	13,013	3.2%	-	-	-	-	41,112	3.8%
Debt securities	1,403	2.7%	11,183	3.4%	1,086	3.7%	-	-	-	-	13,672	3.3%
Equity securities	-	-	-	-	-	-	-	-	49	-	49	-
Total by maturity	13,405		27,280		14,099		-		49		54,833

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

2015 Westpac Group Annual Report	165

Note 13. Loans

Accounting policy

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus directly attributable transaction costs. Subsequent to initial recognition, loans are measured at amortised cost using the effective interest rate method and are presented net of any provisions for impairment.

Loan products that have both a mortgage and deposit facility are presented on a gross basis in the balance sheet, segregating the loan and deposit component into the respective balance sheet line items as they do not meet the criteria to be offset. Interest earned on this product is presented on a net basis in the income statement as this reflects how the customer is charged.

Included within loans are leases that have been classified as finance leases. In its capacity as a lessor, the Group primarily offers finance leases. A finance lease is a lease where substantially all the risks and rewards of the leased asset transfer to the lessee. Assets held under finance lease are recognised at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease.

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the booking office:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Australia
Housing	375,848	351,037	375,826	351,009
Personal (loans and cards)	22,234	21,242	16,321	14,080
Business	145,481	136,903	138,478	128,241
Margin lending	1,980	1,960	1,987	1,984
Other	112	113	112	113
Total Australia	545,655	511,255	532,724	495,427
New Zealand
Housing	38,351	35,465	-	-
Personal (loans and cards)	1,800	1,636	-	-
Business	23,485	21,279	328	305
Other	93	90	-	-
Total New Zealand	63,729	58,470	328	305
Other overseas
Trade finance	5,639	6,147	5,639	6,146
Other	11,321	7,644	9,857	6,315
Total other overseas	16,960	13,791	15,496	12,461
Total loans	626,344	583,516	548,548	508,193
Provisions on loans (refer to Note 14)	(3,028)	(3,173)	(2,473)	(2,589)
Total net loans[1,2]	623,316	580,343	546,075	505,604

1           Included in net loans is $7,076 million (2014: $9,330 million) of loans designated at fair value to reduce an accounting mismatch. The cumulative fair value adjustment for credit risk is a decrease of $41 million (2014: $62 million decrease) for the Group and Parent Entity. The change in fair value of loans attributable to credit risk recognised during the period is $21 million (2014: $36 million) for the Group and Parent Entity.

2         The presentation of loans has been revised to better reflect the nature of our business and we have restated comparatives to improve comparability.

166	2015 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

The following table shows loans presented based on their industry classification:

Consolidated
$m	2015	2014	2013	2012	2011
Australia
Accommodation, cafes and restaurants	7,690	7,447	7,108	7,106	7,121
Agriculture, forestry and fishing	7,741	7,224	7,304	7,549	7,790
Construction	6,114	6,416	6,049	6,313	6,084
Finance and insurance	16,054	14,644	13,259	13,101	15,925
Government, administration and defence	794	784	881	930	781
Manufacturing	9,538	9,269	9,415	10,663	11,339
Mining	4,441	3,293	2,339	1,836	1,488
Property, property services and business services	59,337	55,150	49,030	47,184	45,559
Services[1]	11,756	10,874	9,715	9,467	8,936
Trade[2]	16,038	15,616	14,619	15,868	16,094
Transport and storage	10,002	9,330	8,868	9,351	6,677
Utilities[3]	3,549	3,272	3,002	3,239	2,581
Retail lending	390,592	365,822	340,139	328,109	316,777
Other	2,009	2,114	2,416	2,298	1,330
Total Australia	545,655	511,255	474,144	463,014	448,482
Overseas
Accommodation, cafes and restaurants	652	562	585	594	580
Agriculture, forestry and fishing	7,938	6,938	6,506	5,345	4,975
Construction	1,447	1,184	1,367	1,220	1,180
Finance and insurance	6,643	3,880	2,960	2,406	1,998
Government, administration and defence	432	389	639	533	464
Manufacturing[4]	6,402	5,091	4,484	3,682	2,925
Mining[4]	1,203	2,010	1,335	640	368
Property, property services and business services	13,672	12,448	11,225	9,620	9,659
Services[1]	2,774	2,486	2,651	2,174	2,149
Trade[2,4]	6,161	6,127	5,435	4,411	4,047
Transport and storage	2,439	1,730	1,528	1,589	1,928
Utilities[3]	1,820	1,764	1,476	1,212	1,010
Retail lending	29,029	27,462	25,363	21,766	20,723
Other	77	190	108	73	166
Total overseas	80,689	72,261	65,662	55,265	52,172
Total loans	626,344	583,516	539,806	518,279	500,654
Provisions on loans	(3,028)	(3,173)	(3,642)	(3,834)	(4,045)
Total net loans	623,316	580,343	536,164	514,445	496,609

1           Services include education, health and community services, cultural and recreational services and personal and other services.

2           Trade includes wholesale trade and retail trade.

3           Utilities include electricity, gas and water and communication services.

4           Comparatives have been restated to improve comparability.

2015 Westpac Group Annual Report	167

Note 13. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2015:

2015
$m	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
Loans by type of customer in Australia[1]
Accommodation, cafes and restaurants	2,306	4,739	645	7,690
Agriculture, forestry and fishing	2,808	4,063	870	7,741
Construction	1,364	3,627	1,123	6,114
Finance and insurance	5,591	6,536	3,927	16,054
Government, administration and defence	44	302	448	794
Manufacturing	3,260	4,940	1,338	9,538
Mining	795	1,959	1,687	4,441
Property, property services and business services	18,838	32,015	8,484	59,337
Services[2]	1,560	7,729	2,467	11,756
Trade[3]	5,912	8,322	1,804	16,038
Transport and storage	1,377	6,795	1,830	10,002
Utilities[4]	94	2,582	873	3,549
Retail lending	18,665	43,332	328,595	390,592
Other	975	907	127	2,009
Total Australia	63,589	127,848	354,218	545,655
Total overseas	24,011	17,150	39,528	80,689
Total loans	87,600	144,998	393,746	626,344

1      Some mortgage lending to customers with business banking relationships is included in loans over 5 years categorised by the industry of the associated business.

2      Services include education, health and community services, cultural and recreational services and personal and other services.

3      Trade includes wholesale trade and retail trade.

4      Utilities include electricity, gas and water and communication services.

Consolidated	2015			2014
$m	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	394,307	87,759	482,066	353,625	94,316	447,941
By offices overseas	18,641	38,037	56,678	16,244	34,746	50,990
Total loans maturing after one year	412,948	125,796	538,744	369,869	129,062	498,931

168	2015 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

Loans include the following finance lease receivables:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Gross investment in finance leases, receivable:
Due within one year	743	904	388	416
Due after one year but not later than five years	4,668	5,039	2,228	2,059
Due after five years	419	689	303	312
Unearned future finance income on finance leases	(804)	(958)	(315)	(327)
Net investment in finance leases	5,026	5,674	2,604	2,460
Accumulated allowance for uncollectable minimum lease payments	(10)	(26)	(7)	(9)
Net investment in finance leases after accumulated allowance	5,016	5,648	2,597	2,451
The net investment in finance leases may be analysed as follows:
Due within one year	713	868	375	402
Due after one year but not later than five years	4,000	4,305	1,991	1,822
Due after five years	313	501	238	236
Total net investment in finance leases	5,026	5,674	2,604	2,460

Note 14. Provisions for impairment charges

Accounting policy

The Group has individually assessed provisions and collectively assessed provisions. Individually assessed provisions are made against loans that exceed specified thresholds and which have been individually assessed as impaired. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, it includes that loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

The determination of the provision for impairment is one of the Group’s critical accounting assumptions and estimates as described in Note 1d(ii).

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Collectively assessed provisions
Balance as at beginning of the year	2,614	2,585	2,771	2,148	2,107
Net provisions raised	615	505	290	521	457
Write-offs	(793)	(702)	(708)	(627)	(585)
Interest adjustment	190	189	196	156	151
Exchange rate and other adjustments	37	37	36	5	18
Balance as at end of the year	2,663	2,614	2,585	2,203	2,148
Individually assessed provisions
Balance as at beginning of the year	867	1,364	1,470	719	1,123
Provisions raised	566	684	1,112	457	550
Write-backs	(297)	(433)	(479)	(274)	(373)
Write-offs	(445)	(706)	(691)	(338)	(532)
Interest adjustment	(22)	(34)	(75)	(24)	(36)
Exchange rate and other adjustments	-	(8)	27	3	(13)
Balance as at end of the year	669	867	1,364	543	719
Total provisions for impairment charges on loans and credit commitments	3,332	3,481	3,949	2,746	2,867
Less provisions for credit commitments (refer to Note 28)	(304)	(308)	(307)	(273)	(278)
Total provisions for impairment charges on loans	3,028	3,173	3,642	2,473	2,589

2015 Westpac Group Annual Report	169

Note 14. Provisions for impairment charges (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

Consolidated	2015		2014		2013		2012		2011
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	38	1.1	47	1.4	59	1.5	53	1.2	45	1.0
Agriculture, forestry and fishing	23	0.7	47	1.4	80	2.0	46	1.1	28	0.6
Construction	20	0.6	61	1.8	66	1.7	73	1.7	63	1.4
Finance and insurance	23	0.7	24	0.7	24	0.6	38	0.9	58	1.3
Manufacturing	41	1.2	36	1.0	108	2.7	116	2.7	90	2.0
Mining	11	0.3	15	0.4	4	0.1	2	0.1	2	-
Property, property services and business services	224	6.8	283	8.1	428	10.9	518	12.2	559	12.7
Services[1]	20	0.6	32	0.9	48	1.2	121	2.9	96	2.2
Trade[2]	39	1.2	70	2.0	116	2.9	87	2.1	97	2.2
Transport and storage	54	1.6	12	0.3	45	1.1	47	1.1	38	0.9
Utilities[3]	-	-	2	0.1	29	0.8	22	0.5	23	0.5
Retail lending	57	1.7	60	1.7	76	1.9	67	1.6	74	1.7
Other	3	0.1	2	0.1	6	0.2	7	0.2	7	0.2
Total Australia	553	16.6	691	19.9	1,089	27.6	1,197	28.3	1,180	26.7
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	1	-	5	0.1	2	-
Agriculture, forestry and fishing	6	0.2	6	0.2	17	0.4	20	0.5	20	0.5
Construction	1	-	1	-	6	0.2	2	0.1	4	0.1
Finance and insurance	-	-	-	-	9	0.2	9	0.2	3	0.1
Manufacturing	33	1.0	33	0.9	6	0.2	16	0.4	29	0.7
Mining	13	0.4	36	1.0	37	0.9	-	-	1	-
Property, property services and business services	43	1.3	38	1.1	71	1.8	116	2.7	112	2.5
Services[1]	2	0.1	1	-	40	1.0	35	0.8	6	0.1
Trade[2]	1	-	2	0.1	2	0.1	3	0.1	7	0.2
Transport and storage	-	-	1	-	-	-	-	-	-	-
Utilities[3]	-	-	-	-	1	-	-	-	-	-
Retail lending	8	0.2	10	0.3	17	0.4	14	0.3	27	0.6
Total New Zealand	107	3.2	128	3.6	207	5.2	220	5.2	211	4.8
Total other overseas	9	0.3	48	1.4	68	1.7	53	1.2	70	1.6
Total individually assessed provisions	669	20.1	867	24.9	1,364	34.5	1,470	34.7	1,461	33.1
Total collectively assessed provisions	2,663	79.9	2,614	75.1	2,585	65.5	2,771	65.3	2,953	66.9
Total provisions for impairment charges and credit commitments	3,332	100.0	3,481	100.0	3,949	100.0	4,241	100.0	4,414	100.0

1           Services include education, health and community services, cultural and recreational services and personal and other services.

2           Trade includes wholesale trade and retail trade.

3           Utilities include electricity, gas and water and communication services.

170	2015 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2015	2014	2013	2012	2011
Write-offs
Australia
Accommodation, cafes and restaurants	(40)	(26)	(31)	(24)	(34)
Agriculture, forestry and fishing	(36)	(60)	(30)	(11)	(23)
Construction	(40)	(37)	(46)	(106)	(27)
Finance and insurance	(12)	(10)	(14)	(11)	(5)
Manufacturing	(20)	(85)	(50)	(45)	(134)
Mining	(17)	(4)	(5)	(1)	(15)
Property, property services and business services	(174)	(232)	(340)	(453)	(507)
Services[1]	(18)	(22)	(58)	(41)	(28)
Trade[2]	(56)	(70)	(69)	(53)	(57)
Transport and storage	(24)	(43)	(18)	(37)	(60)
Utilities[3]	(2)	(3)	(2)	(33)	(7)
Retail lending	(658)	(603)	(545)	(597)	(661)
Other	(13)	(14)	(9)	(11)	(21)
Total Australia	(1,110)	(1,209)	(1,217)	(1,423)	(1,579)
New Zealand
Accommodation, cafes and restaurants	-	(2)	(1)	(2)	(3)
Agriculture, forestry and fishing	(3)	(10)	(7)	(23)	(59)
Construction	-	(5)	(4)	(9)	(24)
Finance and insurance	-	(10)	(13)	(2)	(1)
Manufacturing	(1)	(1)	(3)	(17)	(12)
Mining	(28)	(10)	-	(1)	-
Property, property services and business services	(18)	(41)	(94)	(105)	(126)
Services[1]	(1)	(37)	(5)	(5)	(4)
Trade[2]	(4)	(3)	(4)	(3)	(15)
Transport and storage	-	-	(1)	(1)	-
Utilities[3]	-	-	-	-	(13)
Retail lending	(55)	(49)	(46)	(59)	(84)
Other	-	-	-	(1)	(1)
Total New Zealand	(110)	(168)	(178)	(228)	(342)
Total other overseas	(18)	(31)	(4)	(57)	(6)
Total write-offs	(1,238)	(1,408)	(1,399)	(1,708)	(1,927)
Write-offs in relation to:
Collectively assessed provisions	(793)	(702)	(708)	(756)	(739)
Individually assessed provisions	(445)	(706)	(691)	(952)	(1,188)
Total write-offs	(1,238)	(1,408)	(1,399)	(1,708)	(1,927)

1           Services include education, health and community services, cultural and recreational services and personal and other services.

2           Trade includes wholesale trade and retail trade.

3           Utilities include electricity, gas and water and communication services.

2015 Westpac Group Annual Report	171

Note 14. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2015	2014	2013	2012	2011
Recoveries
Australia
Accommodation, cafes and restaurants	-	-	1	-	-
Agriculture, forestry and fishing	-	-	1	-	-
Construction	4	2	1	1	-
Finance and insurance	8	8	3	2	-
Manufacturing	3	3	8	5	-
Property, property services and business services	17	12	11	23	9
Services[1]	1	-	-	1	-
Trade[2]	1	1	1	1	-
Transport and storage	-	-	1	1	-
Utilities[3]	-	2	-	-	-
Retail lending	78	62	41	61	46
Other	1	2	-	1	-
Total Australia	113	92	68	96	55
Total New Zealand	18	14	8	8	5
Total recoveries	131	106	76	104	60
Total write-offs	(1,238)	(1,408)	(1,399)	(1,708)	(1,927)
Net write-offs and recoveries	(1,107)	(1,302)	(1,323)	(1,604)	(1,867)

1           Services include education, health and community services, cultural and recreational services and personal and other services.

2           Trade includes wholesale trade and retail trade.

3           Utilities include electricity, gas and water and communication services.

Note 15. Life insurance assets and life insurance liabilities

Accounting policy

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

Life insurance liabilities consist of life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds which have been determined to support either the life insurance or life investment contracts.

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

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through income statement.

172	2015 Westpac Group Annual Report

Notes to the financial statements

Note 15. Life insurance assets and life insurance liabilities (continued)

The determination of the fair value of life insurance assets uses the same judgements as other financial assets which are described in the critical accounting assumptions and estimates in Note 1d(vii).

The determination of life insurance liabilities is also one of the Group’s critical accounting assumptions and estimates described in Note 1d(vii).

Life insurance assets

Consolidated
$m	2015	2014
Investments held directly and in unit trusts
Equities	4,350	5,063
Debt	7,448	4,889
Property	621	621
Loans	51	65
Other	655	369
Total life insurance assets	13,125	11,007

There were no life insurance assets in the Parent Entity as at 30 September 2015 (2014: nil).

Life insurance liabilities

Consolidated Reconciliation of movements in policy liabilities	Life investment contracts		Life insurance contracts		Total
$m	2015	2014	2015	2014	2015	2014
Opening balance	10,378	8,080	(741)	(652)	9,637	7,428
Movements in policy liabilities reflected in the income statement	463	545	(95)	(89)	368	456
Contract contributions recognised in policy liabilities	875	831	-	-	875	831
Contract withdrawals recognised in policy liabilities	(1,183)	(1,298)	-	-	(1,183)	(1,298)
Contract fees, expenses and tax recoveries	(129)	(140)	-	-	(129)	(140)
Change in non-controlling interest of managed investment schemes	1,991	2,360	-	-	1,991	2,360
Closing balance	12,395	10,378	(836)	(741)	11,559	9,637

There were no life insurance liabilities in the Parent Entity as at 30 September 2015 (2014: nil).

Note 16. Payables due to other financial institutions

Accounting policy

Payables due to other financial institutions include interbank borrowing, securities sold under agreements to repurchase, cash collateral and deposits (including vostro, settlement and clearing account balances) due to central and other banks. These financial liabilities are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Cash collateral	4,037	3,876	3,445	3,842
Offshore central bank deposits	3,922	3,039	3,922	3,039
Interbank borrowing	5,271	5,478	5,265	5,287
Securities sold under agreements to repurchase[1]	5,501	6,243	5,501	6,243
Total payables due to other financial institutions	18,731	18,636	18,133	18,411

1         Securities sold under agreements to repurchase are not derecognised from the balance sheet, as set out in Note 1(c)(iv). The carrying value of securities pledged under repurchase agreements for the Group and the Parent Entity is $6,998 million (2014: $8,099 million).

2015 Westpac Group Annual Report	173

Note 17. Deposits and other borrowings

Accounting policy

Deposits and other borrowings include certificates of deposit, at-call and term deposits, other related interest-bearing financial instruments and securities sold under agreements to repurchase.

Subsequent to initial recognition at fair value, deposits and other borrowings are measured at either amortised cost using the effective interest rate method or at fair value through the income statement where they are designated as such on initial recognition.

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

Interest expense incurred is recorded within net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Australia
Certificates of deposit	32,156	35,481	32,223	35,538
Non-interest bearing, repayable at call	33,030	25,773	33,030	25,773
Other interest bearing at call	209,755	187,904	209,638	187,876
Other interest bearing term	122,071	133,972	122,071	133,972
Total Australia	397,012	383,130	396,962	383,159
New Zealand
Certificates of deposit	974	1,031	-	-
Non-interest bearing, repayable at call	3,671	3,217	-	-
Other interest bearing at call	21,735	18,418	-	-
Other interest bearing term	21,863	22,500	-	-
Total New Zealand	48,243	45,166	-	-
Overseas
Certificates of deposit	15,054	15,065	15,054	15,065
Non-interest bearing, repayable at call	1,009	914	431	355
Other interest bearing at call	1,752	1,694	1,211	1,204
Other interest bearing term	12,258	14,853	11,851	14,400
Total overseas	30,073	32,526	28,547	31,024
Total deposits and other borrowings	475,328	460,822	425,509	414,183
Deposits and other borrowings at fair value[1]	46,239	49,636	45,331	48,661
Deposits and other borrowings at amortised cost	429,089	411,186	380,178	365,522
Total deposits and other borrowings	475,328	460,822	425,509	414,183

1           The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through income statement for the Group is $46,284 million (2014: $49,614 million) and for the Parent Entity is $45,372 million (2014: $48,632 million).

174	2015 Westpac Group Annual Report

Notes to the financial statements

Note 17. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

Consolidated	2015		2014		2013

	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %
Australia
Non-interest bearing	29,201		23,082		18,399
Certificates of deposit	32,201	2.5%	31,793	2.7%	29,352	3.1%
Other interest bearing at call	199,107	2.0%	182,046	2.5%	162,748	3.1%
Other interest bearing term	125,891	3.2%	128,546	3.5%	133,534	3.9%
Total Australia	386,400		365,467		344,033
Overseas
Non-interest bearing	4,514		3,926		3,345
Certificates of deposit	16,617	0.6%	15,717	0.5%	15,259	0.6%
Other interest bearing at call	22,427	3.0%	20,354	3.1%	16,483	2.9%
Other interest bearing term	37,271	2.9%	35,720	2.6%	29,300	2.9%
Total overseas	80,829		75,717		64,387

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

Consolidated 2015			Between
$m	Less Than 3 Months	Between 3 and 6 Months	6 Months and 1 Year	Over 1 Year	Total
Certificates of deposit greater than US$100,000	21,196	10,823	5	132	32,156
Term deposits greater than US$100,000	59,854	22,421	12,792	7,679	102,746

Note 18. Other financial liabilities at fair value through income statement

Accounting policy

Other financial liabilities at fair value through income statement includes trading securities sold short and securities sold under repurchase agreements which have been designated at fair value on initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value with changes in fair value (except as noted below) recognised through the income statement in the period in which they arise. For financial liabilities that have been designated at fair value, the change in the portion of the fair value that is attributable to Westpac’s own credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is recognised through the Income statement.

Interest expense incurred is recorded within net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Securities sold under agreements to repurchase[1]	8,407	17,277	8,407	17,196
Securities sold short	819	1,959	819	1,959
Total other financial liabilities at fair value through income statement	9,226	19,236	9,226	19,155

1         Securities sold under agreements to repurchase are not derecognised from the balance sheet, as set out in Note 1(c)(iv). The carrying value of securities pledged under repurchase agreements for the Group is $8,653 million (2014: $17,879 million) and for the Parent Entity is $8,653 million (2014: $17,798 million).

The amount that would be contractually required to be paid at maturity to the holders of other financial liabilities at fair value for the Group is $9,141 million (2014: $19,111 million) and for the Parent Entity is $9,141 million (2014: $19,030 million).

2015 Westpac Group Annual Report	175

Note 19. Debt issues

Accounting policy

Debt issues are bonds, notes, commercial paper and debentures that have been issued by entities in the Group. Debt issues also include acceptances, which are bills of exchange initially accepted and discounted by the Group that have been subsequently rediscounted into the market. Bill financing provided to customers by accepting and discounting of bills of exchanges is reported as part of loans.

Subsequent to initial recognition, debt issues are measured at either amortised cost using the effective interest rate method or at fair value through income statement where they are designated as such on initial recognition. The Group designates certain debt issues at fair value to reduce or eliminate an accounting mismatch which arises from associated derivatives executed for risk management purposes, or where the instrument contains an embedded derivative. These financial liabilities are measured at fair value with changes in fair value (except own credit) recognised through the income statement in the period in which they arise. The change in the fair value that is attributable to Westpac’s own credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised through the Income statement.

Interest expense incurred is recorded within net interest income using the effective interest rate method.

Presented in the following table are the Group and Parent Entity’s debt issues at 30 September 2015 and 2014. The distinction between short-term and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Debt issues
Short-term debt:
Own issuances	34,943	30,302	32,470	27,562
Customer conduits[1]	823	1,418	-	-
Acceptances	97	101	97	101
Total short-term debt	35,863	31,821	32,567	27,663
Long-term debt:
Covered bonds	35,062	26,168	31,401	23,167
Senior	87,645	82,377	80,747	77,016
Securitisation	12,034	11,277	-	-
Convertible notes	-	27	-	-
Structured notes	450	581	-	-
Total long-term debt	135,191	120,430	112,148	100,183
Total debt issues	171,054	152,251	144,715	127,846
Debt issues at fair value[2]	9,318	9,542	6,415	6,315
Debt issues at amortised cost	161,736	142,709	138,300	121,531
Total debt issues	171,054	152,251	144,715	127,846

1         Further information on customer conduits is disclosed in Note 25.

2         The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group is $9,372 million (2014: $9,529 million) and for the Parent Entity is $6,483 million (2014: $6,324 million). Included in the carrying value of debt issues at fair value is a decrease for cumulative changes in own credit spreads of $218 million (2014: $58 million) for the Group and Parent Entity.

176	2015 Westpac Group Annual Report

Notes to the financial statements

Note 19. Debt issues (continued)

Consolidated
$m	2015	2014
Short-term debt
US commercial paper	34,943	30,259
Asset backed commercial paper (by currency):
AUD	823	1,301
USD	-	117
Total asset backed commercial paper	823	1,418
NZD promissory notes	-	43
Acceptances	97	101
Total short-term debt	35,863	31,821
Long-term debt (by currency):
AUD	41,706	39,356
CHF	1,912	2,130
EUR	27,278	20,522
GBP	7,067	3,785
JPY	4,272	7,557
NZD	2,991	2,969
USD	48,145	41,808
Other	1,820	2,303
Total long-term debt	135,191	120,430

Consolidated

$m	2015	2014	2013
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	38,774	35,173	35,727
Approximate average amount outstanding	35,482	31,130	30,158
Approximate weighted average interest rate on:
Average amount outstanding	0.3%	0.3%	0.4%
Outstanding as at end of the year	0.3%	0.3%	0.4%

The Group manages foreign exchange exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 21.

Note 20. Loan capital

Accounting policy

Loan capital are instruments issued by the Group with terms and conditions that qualify for inclusion as regulatory capital under APRA Prudential Standards. Loan capital is recognised as a financial liability initially measured at fair value plus directly attributable transaction costs and subsequently measured at amortised cost using the effective interest rate method.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Loan capital
Additional Tier 1 loan capital
Convertible debentures and Trust preferred securities	765	633	765	633
Convertible preference shares	1,182	1,180	1,182	1,180
Westpac capital notes	3,981	2,669	3,981	2,669
Total Additional Tier 1 loan capital	5,928	4,482	5,928	4,482
Tier 2 loan capital
Subordinated notes	7,408	5,974	7,408	5,974
Subordinated perpetual notes	504	402	504	402
Total Tier 2 loan capital	7,912	6,376	7,912	6,376
Total loan capital	13,840	10,858	13,840	10,858

2015 Westpac Group Annual Report	177

Note 20. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms of certain Additional Tier 1 (AT1) instruments is provided in the following table1.

	Convertible preference shares	Capital notes

Instrument	$1,189 million Convertible Preference Shares (CPS)	i) $1,384 million Westpac Capital Notes (WCN) ii) $1,311 million Westpac Capital Notes 2 (WCN 2) iii) $1,324 million Westpac Capital Note 3 (WCN 3)

Face value	A$100	A$100 (all)

Issue date	23 March 2012	i) 8 March 2013 ii) 23 June 2014 iii) 8 September 2015

Dividend/ distribution payment dates[2]	31 March, 30 September	i) 8 March, 8 June, 8 September, 8 December ii) 23 March, 23 June, 23 September, 23 December iii) 22 March, 22 June, 22 September, 22 December

Dividend/ distribution rate[2]	(180 day bank bill rate + 3.25% per annum) x (1 – Australian corporate tax rate)

i)      (90 day bank bill rate + 3.20% per annum) x
(1 - Australian corporate tax rate)

ii)     (90 day bank bill rate + 3.05% per annum) x
(1 - Australian corporate tax rate)

iii)    (90 day bank bill rate + 4.00% per annum) x
(1 - Australian corporate tax rate)

Potential scheduled conversion dates[3]	31 March 2020 and each dividend payment date thereafter	i) 8 March 2021 and each payment date thereafter ii) 23 September 2024 and each payment date thereafter iii) 22 March 2023 and each payment date thereafter

Optional call date	31 March 2018 and each dividend payment date thereafter or in certain other limited circumstances	i) 8 March 2019 or in certain other limited circumstances ii) 23 September 2022 or in certain other limited circumstances iii) 22 March 2021 or in certain other limited circumstances

Capital trigger / Non-viability trigger	Capital trigger only	i) Capital trigger and non-viability trigger

Maximum conversion number[4,5]	24.0038 Westpac ordinary shares per CPS	ii) 16.7280 Westpac ordinary shares per WCN ii) 14.5476 Westpac ordinary shares per WCN 2 iii) 16.0102 Westpac ordinary shares per WCN 3

Basel III capital treatment	Transitional treatment as Additional Tier 1 capital	Fully compliant Additional Tier 1 capital (all)

1  Excludes convertible debentures and Trust preferred securities (TPS 2004).

2  Dividends are applicable to CPS only.

3  Conversion on these dates is subject to the satisfaction of the scheduled conversion conditions.

4  Based on the initial face value of A$100.

5  Maximum conversion number applicable to a capital trigger event or non-viability trigger event.

178	2015 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Common features of Additional Tier 1 instruments tabled above

Payment conditions

Dividends are discretionary and only payable subject to a dividend payment test. The dividend payment test requires that dividends will only be paid if the Westpac directors determine to pay a dividend, the dividend payment does not exceed the distributable profits of Westpac (unless APRA gives its prior written approval), and APRA does not object to the payment of the dividend. Distributions are discretionary and are only payable subject to the satisfaction of the distribution payment conditions, being Westpac’s absolute discretion; the distribution payment not resulting in a breach of Westpac’s capital requirements under APRA’s prudential standards; the distribution payment not resulting in Westpac becoming, or likely to become, insolvent; and APRA not otherwise objecting to the payment of the distribution.

If for any reason a dividend or distribution has not been paid in full on the relevant dividend or distribution payment date, broadly Westpac must not (other than in certain limited circumstances) determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buy back or capital reduction of Westpac ordinary shares, unless the unpaid dividend or distribution is paid in full within 20 business days or in certain other circumstances.

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

Scheduled Conversion

On the applicable scheduled conversion date, it is expected that the relevant AT1 instrument will be converted into a variable number of Westpac ordinary shares, provided certain conversion conditions are satisfied. For the relevant AT1 instrument converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the terms of the instrument. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date and includes a 1% discount.

Capital Trigger Event or Non-Viability Trigger Event

Westpac may be required to convert some or all AT1 instruments into a variable number of Westpac ordinary shares upon the occurrence of a capital trigger event or non-viability trigger event. A capital trigger event will occur when Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis1,2). A non-viability trigger event will occur when APRA notifies Westpac in writing that it believes conversion of some or all AT1 instruments (or conversion or write-down of other capital instruments of the Westpac Group) or a public sector injection of capital, or equivalent support, is necessary because, without it, Westpac would become non-viable3. No conversion conditions apply in these circumstances. For the applicable AT1 instrument converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the terms of the AT1 instrument, but subject to a maximum conversion number. The price at which Westpac ordinary shares will be issued is based on the share price determined over the five business day period prior to the capital trigger event or non-viability trigger event. For each instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue. Following the occurrence of a capital trigger event or non-viability trigger event, if conversion of an AT1 instrument does not occur for any reason within five business days, holder’s rights in relation to the AT1 instrument will be terminated4.

Early conversion

If Westpac elects to convert an AT1 instrument on its optional call date5, conversion occurs on broadly similar terms as to scheduled conversion, described above.

Early conversion may also occur in certain other limited circumstances (such as following an acquisition, tax or regulatory event) on broadly similar terms to a scheduled conversion, described above.

Convertible debentures and Trust preferred securities (2004 TPS)

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to the London InterBank Offer Rate (LIBOR) plus 1.7675% per year. Proceeds from the issue of TPS were ultimately invested in convertible debentures issued by Westpac in an aggregate amount of US$525,001,000. 2004 TPS qualify for transitional treatment as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

1   Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiary entities except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

2   On a Level 2 basis only for CPS.

3   CPS does not contain a non-viability trigger event.

4   Excludes CPS.

5   Excludes WCN.

2015 Westpac Group Annual Report	179

Note 20. Loan capital (continued)

The sole assets of the Capital Trust IV comprise 525,001 2004 Funding TPS issued by a wholly owned entity, Tavarua Funding Trust IV (Funding Trust IV) totalling US$525,001,000. The 2004 Funding TPS have an issue price of US$1,000 each with non cumulative semi-annual distributions in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From and including 31 March 2016, the 2004 Funding TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year.

Funding Trust IV has issued common securities with a total price of US$1,000 to Westpac. The assets of Funding Trust IV comprise convertible debentures issued by Westpac in an aggregate amount of US$525,001,000 and US Government securities purchased with the proceeds of the common securities.

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

The holders of the ADRs will, in certain circumstances, have the right to convert their Westpac preference shares represented by ADRs into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. For each preference share converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in preference share terms. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 trading day period prior to the optional conversion date and includes a 5% discount.

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

The holders of the convertible debentures, 2004 Funding TPS and 2004 TPS do not have an option to require redemption of these instruments.

180	2015 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Tier 2 loan capital

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Basel III transitional subordinated notes
US$75 million subordinated notes due 2015[1]	108	89	108	89
US$400 million subordinated notes due 2015[2,3]	572	476	572	476
US$350 million subordinated notes due 2018[4]	540	436	540	436
A$500 million subordinated notes due 2022[5]	500	500	500	500
A$1,676 million subordinated notes due 2022[6]	1,670	1,667	1,670	1,667
US$800 million subordinated notes due 2023[7]	1,147	898	1,147	898
Basel III fully compliant subordinated notes
A$925 million subordinated notes due 2023[8]	919	916	919	916
A$1,000 million subordinated notes due 2024[8]	999	992	999	992
CNY 1,250 million subordinated notes due 2025[8]	288	-	288	-
A$350 million subordinated notes due 2027[8]	348	-	348	-
S$325 million subordinated notes due 2027[8]	317	-	317	-
Total subordinated notes	7,408	5,974	7,408	5,974

1           Fixed 5.00%.

2           Fixed 5.30%.

3           Redeemed on 15 October 2015.

4           Fixed 4.625%.

5           Floating 90 day bank bill rate + 3.00% pa.

6           Floating 90 day bank bill rate + 2.75% pa.

7           Fixed 3.625%; 5 year up to but excluding 28 February 2018 thereafter fixed rate equal to 5 year US treasury rate + 2.90% pa.

8           Refer to table following for interest terms.

Basel III transitional subordinated notes

These subordinated notes qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework, do not contain non-viability loss absorption requirements and have non-discretionary, cumulative distributions.

2015 Westpac Group Annual Report	181

Note 20. Loan capital (continued)

Basel III fully compliant subordinated notes

Further details regarding Basel III fully compliant subordinated notes (including non-viability loss absorption) which have been issued by Westpac are as follows:

Basel III fully compliant subordinated notes
Instrument

i)                 A$925 million Subordinated Notes II due 2023

ii)              A$1,000 million subordinated notes due 2024

iii)           CNY 1,250 million subordinated notes due 2025

iv)           A$350 million subordinated notes due 2027

v)              S$325 million subordinated notes due 2027

Face value	i) A$100 ii) A$100,000 iii) CNY 1,000,000 and CNY 10,000 thereafter[1] iv) A$200,000 and A$2,000 thereafter[1] v) S$250,000
Issue date	i) 22 August 2013 ii) 14 March 2014 iii) 9 February 2015 iv) 11 March 2015 v) 12 August 2015
Interest payment dates	i) 22 February, 22 May, 22 August and 22 November ii) 14 March, 14 June, 14 September and 14 December iii) 9 February and 9 August iv) 11 March v) 12 February and 12 August
Interest rate

i)                 90-day bank bill rate + 2.30% per annum

ii)              90-day bank bill rate + 2.05% per annum

iii)           4.85% p.a. until but excluding 9 February 2020. Thereafter, if not called, a fixed rate per annum equal to the one-year CNH HIBOR reference rate + 0.8345% p.a.

iv)           4.50% p.a. until but excluding 11 March 2022. Thereafter, if not called, a fixed rate per annum equal to the five-year A$semi-quarterly mid-swap reference rate + 1.95% p.a., the sum of which will be annualised

v)              4.00% p.a. until but excluding 12 August 2022. Thereafter, if not called, a fixed rate per annum equal to the five-year S$ swap offer rate + 1.54% p.a.

Maturity date	i) 22 August 2023 ii) 14 March 2024 iii) 9 February 2025 iv) 11 March 2027 v) 12 August 2027
Optional call date

i)                 22 August 2018 or in certain other limited circumstances

ii)              14 March 2019 or in certain other limited circumstances

iii)           9 February 2020 or in certain other limited circumstances

iv)           11 March 2022 or in certain other limited circumstances

v)              12 August 2022 or in certain other limited circumstances

Non-viability trigger	Yes for (i) to (v)
Maximum conversion number

i)                 16.1551 Westpac ordinary shares per subordinated note

ii)              14,938.75112 Westpac ordinary shares per subordinated note

iii)           30,116.4958 Westpac ordinary shares per subordinated note

iv)           26,546.3233 Westpac ordinary shares per subordinated note

v)              36,083.0340 Westpac ordinary shares per subordinated note

[1] These subordinated notes are issued in multiple denominations and therefore there may be more than one face value.

182	2015 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Common features of Basel III fully compliant subordinated notes

These subordinated notes qualify as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

Payment conditions

Interest payments on the subordinated notes are subject to Westpac being solvent at the time of the interest payment and immediately following the interest payment.

Non-Viability Trigger Event

Westpac may be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur when APRA notifies Westpac in writing that it believes conversion of some or all subordinated notes (or conversion or write-down of other capital instruments of the Westpac Group) or a public sector injection of capital, or equivalent support, is necessary because, without it, Westpac would become non-viable. For each subordinated note converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the terms of the subordinated notes, but subject to a maximum conversion number. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the five business day period prior to the non-viability trigger event and includes a 1% discount. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue of the subordinated notes. If Westpac is unable to convert the relevant subordinated notes for any reason, holder’s rights in relation to the notes will be terminated.

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

Note 21. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values derive from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

Derivatives are recognised initially and subsequently measured at fair value with gains or losses recognised through the income statement in the period in which they arise, unless the derivative is designated into a cashflow or net investment hedge relationship.

Derivatives are presented as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

The Group uses derivative instruments for both trading (primarily customer related activity) and hedging purposes. As a trader, the Group’s primary objective is to derive income as a market maker from the sale of derivatives to meet Westpac’s customers’ needs. The market making process provides liquidity in key markets in which the Group operates. The Group also trades on its own account to take advantage of market opportunities, which represent a limited part of the Group’s derivative activities.

Derivatives are also used by the Group as part of its asset and liability management activities, mainly to hedge its exposures to interest rates, foreign currency and credit risk, including exposures arising from forecast transactions. The Group uses hedge accounting techniques where possible to eliminate the volatility which would otherwise arise due to accounting mismatches. This activity is principally carried out by Treasury within the risk management framework of limits, practices and procedures set and overseen by the Westpac Group Executive Risk Committee (RISKCO).

Where the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement are met, the Group designates these derivatives into one of three hedge accounting relationships: fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. These hedging designations and associated accounting are as follows:

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedged asset and liability are adjusted against their carrying value.

2015 Westpac Group Annual Report	183

Note 21. Derivative financial instruments (continued)

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

Where the criteria for hedge accounting are not met these hedging relationships are accounted for in the same way as derivatives held for trading. This includes the management of risks associated with future New Zealand dollar earnings and the management of credit risk exposures in Westpac’s lending portfolio.

a.                Fair value hedges

The Group hedges a proportion of its interest rate risk and foreign exchange risk from debt issuances using single currency and cross-currency interest rate derivatives. The Group also hedges part of its interest rate risk from fixed rate assets denominated both in local and foreign currencies using interest rate derivatives designated as fair value hedges.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was a $308 million loss
(2014: $287 million gain) while the change in the fair value of hedged items attributed to the hedge risk was a $317 million gain
(2014: $323 million loss).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was a $80 million loss
(2014: $304 million gain) while the change in the fair value of hedged items attributed to the hedge risk was a $88 million gain
(2014: $342 million loss).

All gains or losses associated with the ineffective portion of fair value hedge relationships are recognised as ‘interest income’ in the income statement. The amount recognised for this year was a $9 million gain (2014: $36 million loss) for the Group and a $8 million gain (2014: $38 million loss) for the Parent Entity.

b.                Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged through the use of interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate debt issuances is hedged through the use of cross-currency derivatives.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than 1 Month	1 Month to 3 Months	3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years
2015
Cash inflows (assets)	1.9%	2.8%	28.4%	17.6%	12.6%	11.2%	11.1%	14.4%
Cash outflows (liabilities)	1.9%	2.9%	29.9%	18.4%	12.4%	10.4%	10.1%	14.0%
2014[1]
Cash inflows (assets)	0.6%	8.7%	20.2%	25.4%	14.0%	7.0%	9.6%	14.4%
Cash outflows (liabilities)	0.7%	9.6%	20.7%	26.1%	14.4%	6.7%	8.5%	13.4%

1           Comparatives have been revised to improve comparability.

184	2015 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

For the Group, a loss on cashflow hedges of $22 million was recognised due to hedge ineffectiveness (2014: $22 million loss). For the Parent Entity, a loss on cashflow hedges of $16 million was recognised due to hedge ineffectiveness (2014: $23 million loss). Both were recognised immediately in interest income in the income statement.

c.                Dual fair value and cash flow hedges

Fixed rate foreign currency denominated debt is hedged using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.                Net investment hedges

For both the Group and Parent Entity, ineffectiveness arising from hedges of net investments in foreign operations and recognised in non-interest income in the income statement amounted to nil (2014: nil). The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward contracts.

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

Consolidated 2015		Fair Value
	Notional			Hedging						Total Fair Value
		Trading		Fair Value		Cash Flow		Net Investment
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	147,368	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	517,297	154	(156)	-	-	-	-	-	-	154	(156)
Swap agreements[2]	2,014,629	25,837	(24,310)	739	(2,995)	1,212	(1,301)	-	-	27,788	(28,606)
Options	90,074	576	(683)	-	-	-	-	-	-	576	(683)
Total interest rate contracts	2,769,368	26,567	(25,149)	739	(2,995)	1,212	(1,301)	-	-	28,518	(29,445)
Foreign exchange contracts
Spot and forward contracts	674,114	10,002	(8,653)	-	-	-	(27)	-	(216)	10,002	(8,896)
Cross currency swap agreements[2]	435,465	12,687	(18,782)	1,094	124	4,102	(414)	-	-	17,883	(19,072)
Options	34,956	651	(689)	-	-	-	-	-	-	651	(689)
Total foreign exchange contracts	1,144,535	23,340	(28,124)	1,094	124	4,102	(441)	-	(216)	28,536	(28,657)
Commodity contracts	6,398	472	(409)	-	-	-	-	-	-	472	(409)
Equities	216	9	(10)	-	-	-	-	-	-	9	(10)
Credit default swaps	33,181	143	(150)	-	-	-	-	-	-	143	(150)
Total of gross derivatives	3,953,698	50,531	(53,842)	1,833	(2,871)	5,314	(1,742)	-	(216)	57,678	(58,671)
Impact of netting arrangements[3]	-	(9,505)	10,367	-	-	-	-	-	-	(9,505)	10,367
Total of net derivatives	3,953,698	41,026	(43,475)	1,833	(2,871)	5,314	(1,742)	-	(216)	48,173	(48,304)

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

3   Primarily consists of derivative trades settled directly with central clearing counterparties and associated variation margin. Westpac became a direct clearing member of LCH.Clearnet Limited during the 2015 year.

2015 Westpac Group Annual Report	185

Note 21. Derivative financial instruments (continued)

Consolidated 2014		Fair Value[1]
	Notional			Hedging						Total Fair Value
		Trading		Fair Value		Cash Flow		Net Investment
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[2]	94,187	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	159,695	15	(14)	-	-	-	-	-	-	15	(14)
Swap agreements[3]	1,998,785	14,722	(13,888)	402	(2,199)	996	(591)	-	-	16,120	(16,678)
Options	106,950	311	(339)	-	-	-	-	-	-	311	(339)
Total interest rate contracts	2,359,617	15,048	(14,241)	402	(2,199)	996	(591)	-	-	16,446	(17,031)
Foreign exchange contracts
Spot and forward contracts	600,690	10,092	(8,873)	-	-	-	-	59	(52)	10,151	(8,925)
Cross currency swap agreements[3]	385,410	11,784	(10,261)	821	186	1,360	(2,658)	-	-	13,965	(12,733)
Options	34,144	498	(486)	-	-	-	-	-	-	498	(486)
Total foreign exchange contracts	1,020,244	22,374	(19,620)	821	186	1,360	(2,658)	59	(52)	24,614	(22,144)
Commodity contracts	3,426	133	(137)	-	-	-	-	-	-	133	(137)
Equities	313	6	(4)	-	-	-	-	-	-	6	(4)
Credit default swaps	32,684	205	(223)	-	-	-	-	-	-	205	(223)
Total of gross derivatives	3,416,284	37,766	(34,225)	1,223	(2,013)	2,356	(3,249)	59	(52)	41,404	(39,539)
Impact of netting arrangements	-	-	-	-	-	-	-	-	-	-	-
Total of net derivatives	3,416,284	37,766	(34,225)	1,223	(2,013)	2,356	(3,249)	59	(52)	41,404	(39,539)

Parent Entity 2015		Fair Value
	Notional			Hedging						Total Fair Value
		Trading		Fair Value		Cash Flow	Net Investment
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[2]	147,368	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	517,297	154	(156)	-	-	-	-	-	-	154	(156)
Swap agreements[3]	2,010,895	25,890	(24,726)	722	(2,689)	1,155	(1,015)	-	-	27,767	(28,430)
Options	90,049	575	(683)	-	-	-	-	-	-	575	(683)
Total interest rate contracts	2,765,609	26,619	(25,565)	722	(2,689)	1,155	(1,015)	-	-	28,496	(29,269)
Foreign exchange contracts
Spot and forward contracts	672,295	9,976	(8,621)	-	-	-	(27)	-	(202)	9,976	(8,850)
Cross currency swap agreements[3]	427,053	12,691	(18,840)	1,004	56	3,603	(256)	-	-	17,298	(19,040)
Options	34,956	651	(689)	-	-	-	-	-	-	651	(689)
Total foreign exchange contracts	1,134,304	23,318	(28,150)	1,004	56	3,603	(283)	-	(202)	27,925	(28,579)
Commodity contracts	3,843	472	(409)	-	-	-	-	-	-	472	(409)
Equities	216	9	(10)	-	-	-	-	-	-	9	(10)
Credit default swaps	33,181	143	(150)	-	-	-	-	-	-	143	(150)
Total of gross derivatives	3,937,153	50,561	(54,284)	1,726	(2,633)	4,758	(1,298)	-	(202)	57,045	(58,417)
Impact of netting arrangements[4]	-	(9,505)	10,367	-	-	-	-	-	-	(9,505)	10,367
Total of net derivatives	3,937,153	41,056	(43,917)	1,726	(2,633)	4,758	(1,298)	-	(202)	47,540	(48,050)

1           Comparatives have been revised to improve comparability.

2           The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

3           The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged, which affects profit and loss in the current year.

4           Primarily consists of derivative trades settled directly with central clearing counterparties and associated variation margin. Westpac became a direct clearing member of LCH.Clearnet Limited during the 2015 year.

186	2015 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

Parent Entity 2014		Fair Value[1]
	Notional			Hedging						Total Fair Value
		Trading		Fair Value		Cash Flow		Net Investment
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[2]	94,187	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	159,695	15	(14)	-	-	-	-	-	-	15	(14)
Swap agreements[3]	1,995,825	14,764	(13,953)	398	(2,109)	952	(532)	-	-	16,114	(16,594)
Options	106,925	311	(339)	-	-	-	-	-	-	311	(339)
Total interest rate contracts	2,356,632	15,090	(14,306)	398	(2,109)	952	(532)	-	-	16,440	(16,947)
Foreign exchange contracts
Spot and forward contracts	597,789	10,073	(8,831)	-	-	-	-	54	(50)	10,127	(8,881)
Cross currency swap agreements[3]	379,869	11,789	(10,416)	810	19	1,299	(2,066)	-	-	13,898	(12,463)
Options	34,144	498	(486)	-	-	-	-	-	-	498	(486)
Total foreign exchange contracts	1,011,802	22,360	(19,733)	810	19	1,299	(2,066)	54	(50)	24,523	(21,830)
Commodity contracts	3,425	133	(137)	-	-	-	-	-	-	133	(137)
Equities	313	6	(4)	-	-	-	-	-	-	6	(4)
Credit default swaps	32,684	205	(223)	-	-	-	-	-	-	205	(223)
Total of gross derivatives	3,404,856	37,794	(34,403)	1,208	(2,090)	2,251	(2,598)	54	(50)	41,307	(39,141)
Impact of netting arrangements		-	-	-	-	-	-	-	-	-	-
Total of net derivatives	3,404,856	37,794	(34,403)	1,208	(2,090)	2,251	(2,598)	54	(50)	41,307	(39,141)

1           Comparatives have been revised to improve comparability.

2           The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

3           The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged, which affects profit and loss in the current year.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative, dependant on whether the Group is a purchaser or seller of credit protection. The primary credit derivatives used by the Group are CDSs, which are predominantly executed with other financial institutions.

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives are presented in the following table for both the Group and the Parent Entity:

	2015				2014
	Notional Amount	Fair value			Fair value
$m		Asset	Liability	Notional	Asset	Liability
Credit protection bought[1]	16,849	44	(107)	16,703	6	(212)
Credit protection sold	16,332	99	(43)	15,981	199	(11)
Total	33,181	143	(150)	32,684	205	(223)

1           Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

Note 22. Financial risk

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated authority to the Board Risk & Compliance Committee (BRCC) to approve the Westpac Group Risk Appetite Statement, which sets the Group’s overall risk appetite within the context of the strategy determined by the Board.

Westpac’s appetite for risk is influenced by a range of factors, including whether a risk is considered consistent with its strategy (core risk) and whether an appropriate return can be achieved from taking that risk. Westpac has a lower appetite for risks that are not part of its core strategy. Westpac seeks to achieve an appropriate return on risk and prices its products accordingly.

2015 Westpac Group Annual Report	187

Note 22. Financial risk (continued)

Westpac seeks to maximise total shareholder returns over the longer term by achieving an appropriate balance between growth and volatility of returns and by ultimately returning that value to shareholders.

Westpac distinguishes the following types of risk, and takes an integrated approach towards managing them. These risks are:

Type of risk	Description
Key risks

▪                 credit risk– the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

▪                 liquidity risk – the risk that the Group will be unable to fund assets and meet obligations as they become due;

▪                 market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

▪                 operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk;

▪                 conduct risk – the risk arising from unfair or inappropriate behaviour or practices of the Westpac Group or its staff; and

▪                 compliance risk – the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us.

Other related risks

▪                 business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪                 sustainability risk – the risk of reputational or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

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

Note 22 provides a summary of Westpac’s Risk Management Framework, as well as a discussion of Westpac’s financial risk management policies and practices and quantitative information on some of its principal financial risk exposures. The information contained in Note 22 comprises the following:

22.1                        Approach to risk management

22.2                      Credit Risk Management

22.2.1 Credit Risk Management Policy

22.2.2 Provision and Impairment Policy

22.2.3 Internal Credit Risk Ratings System

22.2.4 Credit risk mitigation, collateral and other credit enhancements

22.2.5 Credit risk concentrations

22.2.6 Credit quality of financial assets

22.2.7 Financial assets that are neither past due nor impaired

22.2.8 Financial assets that are past due, but not impaired

22.2.9 Items 90 days past due, or otherwise in default and not impaired

22.2.10 Impaired loans

22.3                      Funding and liquidity risk management

22.3.1 Liquidity modelling

22.3.2 Sources of liquidity

22.3.3 Contractual maturity of financial liabilities

22.3.4 Expected maturity

22.4                      Market risk

22.4.1 Traded market risk

22.4.2 Non-traded market risk

188	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.1 Approach to risk management

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the BRCC responsibility for providing recommendations to the Board on the Westpac Group’s risk-reward strategy, setting risk appetite, approving framework and policies for managing risk, and determining whether to accept risks beyond management’s approval discretion.

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

Westpac adopts a Three Lines of Defence approach to risk management which reflects our culture of ‘risk is everyone’s business’ and that all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. Effective risk management enables us to:

▪                  accurately measure our risk profile and balance risk and reward within our risk appetite, increasing financial growth opportunities and mitigating potential loss or damage;

▪                  protect Westpac’s depositors, policyholders and investors by maintaining a strong balance sheet;

▪                  embed adequate controls to guard against excessive risk or undue risk concentration; and

▪                  meet our regulatory and compliance obligations.

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

The 2nd Line of Defence – establishment of Risk Management Frameworks and policies and Risk Management Oversight

Our 2nd Line of Defence is a separate risk and compliance advisory, control and monitoring function which establishes frameworks, policies, limits and processes for the management, monitoring and reporting of risk. The 2nd line of Defence may approve risks outside the authorities granted to the 1st Line, and evaluates and opines on the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, requires improvement and monitors the 1st Line’s progress toward remediation of identified deficiencies.

The 3rd Line of Defence – independent assurance

Our Group Audit function independently evaluates the adequacy and effectiveness of the Group’s overall Risk Management Framework and controls.

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

▪                  sets risk appetite;

▪                  reviews and approves frameworks for managing risk;

▪                  reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated authority;

▪                  monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

▪                  monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

▪                  oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

▪                  determines whether to accept risks beyond the approval discretion provided to management.

2015 Westpac Group Annual Report	189

Note 22. Financial risk (continued)

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

Executive risk committees
Westpac Group Executive Risk Committee

▪      leads the management and oversight of material risks across the Westpac Group within the context of the risk appetite determined by the BRCC;

▪      oversees the embedding of the Risk Management Strategy in the Group’s approach to risk governance;

▪      oversees risk-related management frameworks and key supporting policies;

▪      oversees the Group’s credit, operational, compliance, and market risk profiles;

▪      oversees Reputation Risk and Sustainability Risk Management Frameworks and key supporting policies; and

▪      identifies emerging credit, operational, compliance and market risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.

Westpac Group Asset & Liability Committee

▪      leads the optimisation of funding and liquidity risk-reward across the Group;

▪      reviews the level and quality of capital so that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

▪      oversees the Liquidity Risk Management framework and key policies;

▪      oversees the Funding and Liquidity Risk Profile and Balance Sheet Risk Profile; and

▪      identifies emerging funding and liquidity risks and appropriate actions to address these.

Westpac Group Credit Risk Committee

▪      leads the optimisation of credit risk-reward across the Group;

▪      reviews and oversees the Credit Risk-related Risk Management Frameworks and key supporting policies;

▪      oversees Westpac’s credit risk profile;

▪      identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate; and

▪      facilitates continuous improvement in credit risk management by providing a forum for testing risk tolerances and debating alternate approaches.

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

190	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Risk and compliance functions
Risk Function

▪      develops Group-level Risk Management Frameworks for approval by the BRCC;

▪      directs the review and development of key policies supporting the Risk Management Frameworks;

▪      develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRCC;

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

Independent internal review
Group Audit
▪ reviews the adequacy and effectiveness of management controls for risk.
Divisional business units
Business Units

▪      responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪      establish and maintain appropriate risk management controls, resources and self-assurance processes.

22.2 Credit Risk Management

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

22.2.1 Credit Risk Management Policy

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

▪      the Credit Risk Rating System policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes; and

▪      Westpac has established policies governing the management of three key types of concentration risk:

-                 individual customers or groups of related customers;

-                 specific industries (e.g. commercial property); and

-                 individual countries.

Westpac has an established policy governing the delegation of credit approval authorities and a set of formal limits for the extension of credit. These limits represent the delegation of credit approval authority to responsible individuals throughout the organisation.

Credit manuals exist in each business unit to govern the extension of credit. These manuals include general policies covering the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks including management of problem loans. These manuals are regularly updated by the business units, with significant changes approved by Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or types of collateral). These policies are maintained by the business unit risk management teams.

Westpac has a related entity Risk Management Framework and supporting policies, which include governance of credit exposures to related entities, so as to minimise contagion risk for the extended licensed entity and for compliance with the prudential requirements prescribed by APRA.

2015 Westpac Group Annual Report	191

Note 22. Financial risk (continued)

22.2.2 Provision and impairment policy

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

22.2.3 Internal credit risk ratings system

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

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions. The BRCC, RISKCO and CREDCO monitor the risk profile, performance and management of Westpac’s credit portfolio and development and review of key credit risk policies. All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies. Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen, reviewed annually and approved by the Credit Risk Estimates Committee (a subcommittee of RISKCO).

192	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.2.4 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities. Enforceable legal documentation establishes Westpac’s direct, irrevocable and unconditional recourse to any collateral, security or other credit enhancements provided.

The table below describes the nature of collateral held for financial asset classes:

Cash and other balances held with central banks, including regulatory deposits	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.
Receivables due from other financial institutions	These exposures are mainly to relatively lower risk banks (Rated A or better). Collateral is generally not sought on these balances.
Derivative financial instruments

Master netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major institutional counterparties to avoid the potential build-up of excessive mark-to-market positions. Derivative transactions are increasingly being cleared through central clearers.

Trading securities and financial assets designated at fair value

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
Loans – housing and personal[1]

Housing loans are secured by a mortgage over property, and additional security may take the form of guarantees and deposits. Personal lending (including credit cards and overdrafts) is predominantly unsecured. Where security is taken for non-housing personal lending, it is restricted to eligible motor vehicles, caravans, campers, motor homes and boats.

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

Risk transfer

For mitigation by way of risk transfer, Westpac only recognises unconditional irrevocable guarantees or standby letters of credit issued by, or eligible credit derivative protection bought from, the following entities provided they are not related to the underlying obligor:

▪                  sovereign entities;

▪                  public sector entities in Australia and New Zealand;

▪                  ADIs and overseas banks with a minimum risk grade equivalent of A- / A3; and

▪                  other entities with a minimum risk grade equivalent of A3 / A–.

2015 Westpac Group Annual Report	193

Note 22. Financial risk (continued)

Management of risk mitigation

Westpac facilitates the management of these risks through controls covering:

▪                  collateral valuation and management;

▪                  credit portfolio management;

▪                  netting; and

▪                  central clearing.

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

Central clearing

Westpac increasingly executes derivative transactions through central clearing counterparties. Westpac’s credit exposure to central clearing counterparties is mitigated through the risk management framework employed by the central clearing counterparties which includes stringent membership requirements, initial margin collected on all trades and the structure of the default waterfall.

22.2.5 Credit risk concentrations

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

194	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

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

Consolidated 2015 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Australia
Accommodation, cafes and restaurants	-	-	244	7,446	22	51	7,763	1,305
Agriculture, forestry and fishing	4	-	127	7,614	63	-	7,808	1,924
Construction	42	-	515	5,599	57	18	6,231	3,958
Finance and insurance	6,183	11,286	2,803	13,251	35,710	10,032	79,265	10,344
Government, administration and defence	12,475	37,700	1	793	1,112	-	52,081	912
Manufacturing	244	-	218	9,320	1,340	746	11,868	7,294
Mining	110	-	34	4,407	774	302	5,627	3,943
Property, property services and business services	105	-	4,547	54,790	915	673	61,030	19,848
Services[2]	100	16	944	10,812	405	442	12,719	5,982
Trade[3]	146	-	593	15,445	206	201	16,591	7,752
Transport and storage	142	193	99	9,903	817	171	11,325	4,112
Utilities[4]	307	-	42	3,507	932	275	5,063	3,368
Retail Lending	112	-	390,007	585	25	-	390,729	80,230
Other	-	28	-	2,009	167	45	2,249	816
Total Australia	19,970	49,223	400,174	145,481	42,545	12,956	670,349	151,788
New Zealand
Accommodation, cafes and restaurants	-	-	359	182	1	-	542	105
Agriculture, forestry and fishing	10	-	541	6,829	61	4	7,445	697
Construction	-	-	839	361	4	-	1,204	565
Finance and insurance	1,880	991	620	1,726	3,758	128	9,103	2,073
Government, administration and defence	1,865	2,081	10	292	338	28	4,614	611
Manufacturing	11	-	444	2,110	118	3	2,686	1,497
Mining	-	-	17	408	1	-	426	76
Property, property services and business services	2	-	6,908	6,223	89	-	13,222	2,382
Services[2]	-	-	1,146	1,175	57	1	2,379	1,106
Trade[3]	-	-	1,244	2,019	22	-	3,285	1,464
Transport and storage	10	-	246	1,094	45	-	1,395	916
Utilities[4]	52	42	77	1,021	439	5	1,636	1,382
Retail lending	-	-	27,793	45	6	-	27,844	8,118
Other	8	-	-	-	24	-	32	26
Total New Zealand	3,838	3,114	40,244	23,485	4,963	169	75,813	21,018

1    Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2    Services include education, health and community services, cultural and recreational services and personal and other services.

3    Trade includes wholesale trade and retail trade.

4    Utilities include electricity, gas and water and communication services.

2015 Westpac Group Annual Report	195

Note 22. Financial risk (continued)

Consolidated 2015 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Other overseas
Accommodation, cafes and restaurants	-	-	4	107	-	-	111	13
Agriculture, forestry and fishing	-	-	1	567	19	-	587	491
Construction	-	-	7	240	-	-	247	138
Finance and insurance	1,458	1,009	1	4,296	562	-	7,326	3,764
Government, administration and defence	2,072	1,487	-	130	-	-	3,689	47
Manufacturing	92	-	4	3,844	7	-	3,947	5,438
Mining	-	-	-	778	-	-	778	3,378
Property, property services and business services	-	-	62	479	-	-	541	559
Services[2]	-	-	5	448	1	-	454	231
Trade[3]	-	-	8	2,890	-	-	2,898	3,631
Transport and storage	-	-	4	1,095	76	-	1,175	710
Utilities[4]	24	-	-	722	-	-	746	313
Retail lending	-	-	1,123	68	-	-	1,191	38
Other	-	-	30	47	-	-	77	36
Total other overseas	3,646	2,496	1,249	15,711	665	-	23,767	18,787
Other risk concentrations
Amounts due from financial institutions							9,583
Regulatory deposits							1,309
Total gross credit risk	27,454	54,833	441,667	184,677	48,173	13,125	780,821	191,593

1    Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2    Services include education, health and community services, cultural and recreational services and personal and other services.

3    Trade includes wholesale trade and retail trade.

4    Utilities include electricity, gas and water and communication services.

196	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2014 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Australia
Accommodation, cafes and restaurants	-	-	185	7,262	11	69	7,527	1,081
Agriculture, forestry and fishing	-	-	124	7,100	19	-	7,243	1,699
Construction	3	-	474	5,942	31	31	6,481	3,648
Finance and insurance	10,824	11,746	2,295	12,349	33,883	7,143	78,240	11,838
Government, administration and defence	24,126	19,492	4	780	371	-	44,773	1,366
Manufacturing	73	-	189	9,080	484	1,185	11,011	7,114
Mining	81	-	39	3,254	168	599	4,141	2,948
Property, property services and business services	54	2	4,178	50,972	477	703	56,386	17,149
Services[2]	187	9	841	10,033	131	403	11,604	6,162
Trade[3]	114	-	562	15,054	223	206	16,159	8,241
Transport and storage	47	191	91	9,239	544	63	10,175	4,824
Utilities[4]	427	125	36	3,236	867	389	5,080	3,744
Retail Lending	140	-	365,334	488	43	-	366,005	75,427
Other	-	8	-	2,114	115	6	2,243	1,077
Total Australia	36,076	31,573	374,352	136,903	37,367	10,797	627,068	146,318
New Zealand
Accommodation, cafes and restaurants	-	-	275	160	-	1	436	80
Agriculture, forestry and fishing	2	-	474	5,999	27	2	6,504	685
Construction	-	-	702	362	2	1	1,067	452
Finance and insurance	1,659	555	715	1,159	3,059	137	7,284	1,754
Government, administration and defence	1,392	2,100	5	349	147	53	4,046	916
Manufacturing	4	-	357	1,848	55	4	2,268	1,611
Mining	-	-	18	484	-	1	503	60
Property, property services and business services	3	-	6,034	5,984	163	-	12,184	2,340
Services[2]	8	-	1,075	998	4	2	2,087	799
Trade[3]	-	-	1,001	1,878	10	-	2,889	1,363
Transport and storage	12	-	173	868	26	-	1,079	415
Utilities[4]	60	39	59	1,004	241	9	1,412	1,473
Retail lending	-	-	26,300	51	-	-	26,351	6,982
Other	1	37	3	135	1	-	177	248
Total New Zealand	3,141	2,731	37,191	21,279	3,735	210	68,287	19,178

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

2015 Westpac Group Annual Report	197

Note 22. Financial risk (continued)

Consolidated 2014 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Other overseas
Accommodation, cafes and restaurants	-	-	3	124	-	-	127	32
Agriculture, forestry and fishing	-	-	1	464	-	-	465	179
Construction	-	-	8	112	-	-	120	157
Finance and insurance	2,188	717	1	2,005	285	-	5,196	2,437
Government, administration and defence	4,418	986	1	34	4	-	5,443	51
Manufacturing	31	-	3	2,883	11	-	2,928	4,264
Mining	43	-	-	1,508	2	-	1,553	1,188
Property, property services and business services	-	-	58	372	-	-	430	368
Services[2]	-	-	6	407	-	-	413	21
Trade[3]	-	-	8	3,240	-	-	3,248	1,455
Transport and storage	-	-	4	685	-	-	689	187
Utilities[4]	12	17	-	701	-	-	730	203
Retail lending	-	-	1,052	59	-	-	1,111	38
Other	-	-	12	40	-	-	52	76
Total other overseas	6,692	1,720	1,157	12,634	302	-	22,505	10,656
Other risk concentrations
Amounts due from financial institutions							7,424
Regulatory deposits							1,528
Total gross credit risk	45,909	36,024	412,700	170,816	41,404	11,007	726,812	176,152

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

198	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2015 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Australia
Accommodation, cafes and restaurants	-	-	244	7,295	22	-	7,561	1,305
Agriculture, forestry and fishing	4	-	127	7,376	63	-	7,570	1,921
Construction	42	-	510	4,605	57	-	5,214	3,957
Finance and insurance	5,551	11,286	2,805	13,101	35,667	-	68,410	10,344
Government, administration and defence	12,474	37,699	1	736	1,112	-	52,022	912
Manufacturing	244	-	215	8,869	1,340	-	10,668	7,292
Mining	107	-	33	4,256	774	-	5,170	3,942
Property, property services and business services	105	-	4,242	53,314	915	-	58,576	19,831
Services[2]	100	16	943	10,124	405	-	11,588	5,959
Trade[3]	146	-	589	14,783	206	-	15,724	7,723
Transport and storage	118	15	97	9,211	817	-	10,258	4,102
Utilities[4]	307	-	41	3,470	932	-	4,750	3,368
Retail Lending	112	-	384,399	-	25	-	384,536	80,230
Other	-	8	-	1,338	167	-	1,513	811
Total Australia	19,310	49,024	394,246	138,478	42,502	-	643,560	151,697
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	1	-	1	-
Agriculture, forestry and fishing	10	-	-	2	61	-	73	6
Construction	-	-	-	5	4	-	9	13
Finance and insurance	842	-	-	-	3,195	-	4,037	61
Government, administration and defence	1,050	-	-	1	338	-	1,389	24
Manufacturing	11	-	-	90	118	-	219	116
Mining	-	-	-	-	1	-	1	-
Property, property services and business services	2	-	-	7	89	-	98	37
Services[2]	-	-	-	3	57	-	60	4
Trade[3]	-	-	-	218	22	-	240	209
Transport and storage	10	-	-	2	45	-	57	209
Utilities[4]	7	-	-	-	439	-	446	204
Retail lending	-	-	-	-	6	-	6	14
Other	8	-	-	-	24	-	32	-
Total New Zealand	1,940	-	-	328	4,400	-	6,668	897

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

2015 Westpac Group Annual Report	199

Note 22. Financial risk (continued)

Parent Entity 2015 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Other overseas
Accommodation, cafes and restaurants	-	-	3	90	-	-	93	13
Agriculture, forestry and fishing	-	-	1	566	19	-	586	491
Construction	-	-	5	199	-	-	204	132
Finance and insurance	1,458	801	1	4,250	536	-	7,046	3,763
Government, administration and defence	2,072	519	-	130	-	-	2,721	47
Manufacturing	92	-	3	3,814	6	-	3,915	5,290
Mining	-	-	-	777	-	-	777	3,360
Property, property services and business services	-	-	34	279	-	-	313	536
Services[2]	-	-	3	412	1	-	416	230
Trade[3]	-	-	7	2,745	-	-	2,752	3,469
Transport and storage	-	-	3	780	76	-	859	685
Utilities[4]	24	-	-	702	-	-	726	308
Retail lending	-	-	573	44	-	-	617	25
Other	-	-	30	45	-	-	75	6
Total other overseas	3,646	1,320	663	14,833	638	-	21,100	18,355
Other risk concentrations
Amounts due from financial institutions							8,741
Regulatory deposits							1,152
Total gross credit risk	24,896	50,344	394,909	153,639	47,540	-	681,221	170,949

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

200	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2014 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Australia
Accommodation, cafes and restaurants	-	-	185	6,855	11	-	7,051	1,080
Agriculture, forestry and fishing	-	-	124	6,586	19	-	6,729	1,699
Construction	3	-	474	4,966	31	-	5,474	3,647
Finance and insurance	10,373	11,736	2,295	12,054	33,879	-	70,337	11,838
Government, administration and defence	24,119	19,491	4	708	371	-	44,693	1,366
Manufacturing	73	-	189	8,595	484	-	9,341	7,114
Mining	65	-	40	3,113	168	-	3,386	2,947
Property, property services and business services	54	2	4,177	48,605	477	-	53,315	17,144
Services[2]	187	9	841	9,137	130	-	10,304	6,156
Trade[3]	114	-	562	14,004	223	-	14,903	8,095
Transport and storage	23	15	91	8,553	544	-	9,226	4,819
Utilities[4]	427	-	37	3,199	867	-	4,530	3,744
Retail Lending	140	-	358,167	462	43	-	358,812	75,427
Other	-	8	-	1,404	115	-	1,527	1,071
Total Australia	35,578	31,261	367,186	128,241	37,362	-	599,628	146,147
New Zealand
Agriculture, forestry and fishing	2	-	-	6	27	-	35	14
Construction	-	-	-	4	2	-	6	11
Finance and insurance	873	-	-	1	2,992	-	3,866	74
Government, administration and defence	1,129	-	-	4	147	-	1,280	113
Manufacturing	4	-	-	81	55	-	140	120
Property, property services and business services	3	-	-	4	163	-	170	30
Services[2]	8	-	-	5	4	-	17	5
Trade[3]	-	-	-	196	10	-	206	231
Transport and storage	12	-	-	4	26	-	42	43
Utilities[4]	22	-	-	-	241	-	263	226
Retail lending	-	-	-	-	-	-	-	13
Other	1	-	-	-	1	-	2	1
Total New Zealand	2,054	-	-	305	3,668	-	6,027	881

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

2015 Westpac Group Annual Report	201

Note 22. Financial risk (continued)

Parent Entity 2014 $m	Trading Securities & Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
Other overseas
Accommodation, cafes and restaurants	-	-	3	92	-	-	95	32
Agriculture, forestry and fishing	-	-	1	461	-	-	462	178
Construction	-	-	5	84	-	-	89	150
Finance and insurance	2,188	377	1	1,970	271	-	4,807	2,436
Government, administration and defence	4,418	371	-	34	4	-	4,827	51
Manufacturing	31	-	2	2,817	-	-	2,850	4,147
Mining	43	-	-	1,501	2	-	1,546	1,173
Property, property services and business services	-	-	25	178	-	-	203	349
Services[2]	-	-	3	373	-	-	376	20
Trade[3]	-	-	5	3,112	-	-	3,117	1,325
Transport and storage	-	-	3	509	-	-	512	166
Utilities[4]	12	-	-	665	-	-	677	202
Retail lending	-	-	543	28	-	-	571	30
Other	-	-	9	37	-	-	46	3
Total other overseas	6,692	748	600	11,861	277	-	20,178	10,262
Other risk concentrations
Amounts due from financial institutions							5,483
Regulatory deposits							1,389
Total gross credit risk	44,324	32,009	367,786	140,407	41,307	-	632,705	157,290

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 21 for further details regarding credit derivative exposures.

2           Services include education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities include electricity, gas and water and communication services.

22.2.6 Credit quality of financial assets

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

202	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Financial assets of the Group at 30 September can be disaggregated as follows:

Consolidated 2015 $m	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
Cash and balances with central banks	14,770	-	-	14,770	-	14,770
Receivables due from other financial institutions	9,583	-	-	9,583	-	9,583
Trading securities and financial assets designated at fair value	27,454	-	-	27,454	-	27,454
Derivative financial instruments	48,173	-	-	48,173	-	48,173
Available-for-sale securities	54,833	-	-	54,833	-	54,833
Loans:
Loans – housing and personal	426,731	14,439	497	441,667	(1,197)	440,470
Loans – business	179,809	3,470	1,398	184,677	(1,831)	182,846
Life insurance assets	13,121	4	-	13,125	-	13,125
Regulatory deposits with central banks overseas	1,309	-	-	1,309	-	1,309
Other financial assets	3,041	33	3	3,077	-	3,077
Total	778,824	17,946	1,898	798,668	(3,028)	795,640

Consolidated 2014 $m	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
Cash and balances with central banks	25,760	-	-	25,760	-	25,760
Receivables due from other financial institutions	7,424	-	-	7,424	-	7,424
Trading securities and financial assets designated at fair value	45,908	-	1	45,909	-	45,909
Derivative financial instruments	41,404	-	-	41,404	-	41,404
Available-for-sale securities	36,024	-	-	36,024	-	36,024
Loans:
Loans – housing and personal	397,583	14,649	468	412,700	(1,117)	411,583
Loans – business	165,458	3,486	1,872	170,816	(2,056)	168,760
Life insurance assets	11,002	5	-	11,007	-	11,007
Regulatory deposits with central banks overseas	1,528	-	-	1,528	-	1,528
Other financial assets	5,049	39	5	5,093	-	5,093
Total	737,140	18,179	2,346	757,665	(3,173)	754,492

Financial assets of the Parent Entity at 30 September can be disaggregated as follows:

Parent Entity 2015 $m	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
Cash and balances with central banks	13,372	-	-	13,372	-	13,372
Receivables due from other financial institutions	8,741	-	-	8,741	-	8,741
Trading securities and financial assets designated at fair value	24,896	-	-	24,896	-	24,896
Derivative financial instruments	47,540	-	-	47,540	-	47,540
Available-for-sale securities	50,344	-	-	50,344	-	50,344
Loans:
Loans – housing and personal	381,795	12,750	364	394,909	(993)	393,916
Loans – business	149,756	2,832	1,051	153,639	(1,480)	152,159
Regulatory deposits with central banks overseas	1,152	-	-	1,152	-	1,152
Due from subsidiaries	145,560	-	-	145,560	-	145,560
Other financial assets	2,429	27	2	2,458	-	2,458
Total	825,585	15,609	1,417	842,611	(2,473)	840,138

2015 Westpac Group Annual Report	203

Note 22. Financial risk (continued)

Parent Entity 2014 $m	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
Cash and balances with central banks	23,400	-	-	23,400	-	23,400
Receivables due from other financial institutions	5,483	-	-	5,483	-	5,483
Trading securities and financial assets designated at fair value	44,323	-	1	44,324	-	44,324
Derivative financial instruments	41,307	-	-	41,307	-	41,307
Available-for-sale securities	32,009	-	-	32,009	-	32,009
Loans:
Loans – housing and personal	354,597	12,809	380	367,786	(889)	366,897
Loans – business	135,897	2,994	1,516	140,407	(1,700)	138,707
Regulatory deposits with central banks overseas	1,389	-	-	1,389	-	1,389
Due from subsidiaries	140,098	-	-	140,098	-	140,098
Other financial assets	4,490	33	4	4,527	-	4,527
Total	782,993	15,836	1,901	800,730	(2,589)	798,141

22.2.7 Financial assets that are neither past due nor impaired1

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

Consolidated	2015				2014
$m	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
Cash and balances with central banks	14,770	-	-	14,770	25,760	-	-	25,760
Receivables due from other financial institutions	9,583	-	-	9,583	7,380	44	-	7,424
Trading securities and financial assets designated at fair value	27,325	127	2	27,454	45,684	222	2	45,908
Derivative financial instruments	47,137	927	109	48,173	40,105	1,253	46	41,404
Available-for-sale securities	53,951	861	21	54,833	35,355	652	17	36,024
Loans:
Loans – housing and personal	317,870	107,349	1,512	426,731	312,648	83,672	1,263	397,583
Loans – business	83,938	92,020	3,851	179,809	74,323	86,438	4,697	165,458
Life insurance assets[2]	13,073	48	-	13,121	10,934	68	-	11,002
Regulatory deposits with central banks overseas	1,042	163	104	1,309	1,303	142	83	1,528
Other financial assets[3]	2,666	365	10	3,041	4,665	371	13	5,049
Total financial assets	571,355	201,860	5,609	778,824	558,157	172,862	6,121	737,140

1        The classification of mortgage exposures into risk categories was updated over the year following the implementation of new risk scoring models.

2        Life insurance assets include $6,480 million (2014: $8,951 million) of unit linked investment contract assets and $191 million (2014: $170 million) of unrated investments in managed schemes and mortgages. The Group has no direct exposure to unit linked investments as the liability to policy holders is directly linked to the performance of these assets. The investments in managed schemes and mortgages are predominantly managed by the BT Financial Group.

3        Other financial assets includes accrued interest of $1,108 million (2014: $1,214 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $740 million (2014: $2,768 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

204	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity	2015				2014
$m	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
Cash and balances with central banks	13,372	-	-	13,372	23,400	-	-	23,400
Receivables due from other financial institutions	8,741	-	-	8,741	5,439	44	-	5,483
Trading securities and financial assets designated at fair value	24,781	113	2	24,896	44,134	187	2	44,323
Derivative financial instruments	46,505	926	109	47,540	40,008	1,253	46	41,307
Available-for-sale securities	50,301	22	21	50,344	31,974	18	17	32,009
Loans:
Loans – housing and personal	305,373	75,388	1,034	381,795	298,686	54,892	1,019	354,597
Loans – business	75,366	71,329	3,061	149,756	66,898	65,217	3,782	135,897
Regulatory deposits with central banks overseas	1,042	6	104	1,152	1,300	6	83	1,389
Due from subsidiaries	145,560	-	-	145,560	140,098	-	-	140,098
Other financial assets[1]	2,166	256	7	2,429	4,225	255	10	4,490
Total financial assets	673,207	148,040	4,338	825,585	656,162	121,872	4,959	782,993

1        Other financial assets includes accrued interest of $927 million (2014: $1,029 million) which is allocated to the relevant credit quality classifications in proportionate to the loan balances to which it relates. Securities sold not yet delivered of $725 million (2014: $2,765 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

The following analysis shows our assessment of the coverage provided by collateral held in support of financial assets that are neither past due nor impaired. The estimated realisable value of collateral held is based on a combination of:

¡     formal valuations currently held in respect of such collateral; and

¡     management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the following table, a financial asset that is neither past due nor impaired is deemed to be ‘fully secured’ where the ratio of the asset amount to our current estimated net present value of the realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities) or where the secured loan to estimated recoverable value exceeds 150%.

Consolidated	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	96.1	51.3	82.8	95.5	52.3	82.8
Partially secured	1.4	24.8	8.4	1.8	24.5	8.5
Unsecured	2.5	23.9	8.8	2.7	23.2	8.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	97.5	51.5	84.6	97.3	52.5	84.9
Partially secured	0.3	23.7	6.9	0.4	23.5	6.8
Unsecured	2.2	24.8	8.5	2.3	24.0	8.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

2015 Westpac Group Annual Report	205

Note 22. Financial risk (continued)

22.2.8 Financial assets that are past due, but not impaired

An age analysis of financial assets that are past due, but not impaired is set out in the following table. For the purposes of this analysis an asset is considered to be past due when any payment under the contractual terms has been missed. The amount included is the entire contractual amount, rather than the overdue amount.

The Group expends considerable effort in monitoring overdue assets. Assets may be overdue for a number of reasons, including late payments or incomplete documentation. Late payment may be influenced by factors such as the holiday periods and the timing of weekends.

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

Consolidated	2015				2014
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans – housing and personal	3,997	8,867	1,575	14,439	4,253	8,872	1,524	14,649
Loans – business	838	2,151	481	3,470	780	2,274	432	3,486
Life insurance assets	-	4	-	4	-	5	-	5
Other financial assets	9	20	4	33	11	24	4	39
Total	4,844	11,042	2,060	17,946	5,044	11,175	1,960	18,179

Parent Entity	2015				2014
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans – housing and personal	3,648	7,573	1,529	12,750	3,797	7,557	1,455	12,809
Loans – business	640	1,860	332	2,832	570	2,052	372	2,994
Other financial assets	8	16	3	27	9	20	4	33
Total	4,296	9,449	1,864	15,609	4,376	9,629	1,831	15,836

The following analysis shows our assessment of the coverage provided by collateral held in support of financial assets that are past due but not impaired. The estimated realisable value of collateral held is based on a combination of:

¡                 formal valuations currently held in respect of such collateral; and

¡                 management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the following table, a financial asset that is past due but not impaired is deemed to be ‘fully secured’ where the ratio of the asset amount to our current estimated net present value of the realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities) or where the secured loan to estimated recoverable value exceeds 150%.

Consolidated	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	92.5	48.6	84.1	91.2	52.1	83.8
Partially secured	2.6	27.7	7.4	3.1	27.2	7.7
Unsecured	4.9	23.7	8.5	5.7	20.7	8.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

206	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	95.4	47.5	86.8	95.3	51.0	87.0
Partially secured	0.7	26.2	5.3	0.7	27.8	5.8
Unsecured	3.9	26.3	7.9	4.0	21.2	7.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

22.2.9 Items 90 days past due, or otherwise in default and not impaired

These include financial assets that are:

¡   currently 90 days or more past due but well secured;

¡   assets that were, but are no longer 90 days past due however are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

¡   other assets in default and not impaired, such as where an order for bankruptcy or similar legal action has been instituted in respect of credit obligations (e.g. appointment of an Administrator or Receiver).

Consolidated	Australia			New Zealand			Other Overseas			Total
$m	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross Amount	2,149	2,134	2,329	130	85	136	13	22	22	2,292	2,241	2,487

22.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

Consolidated	2015			2014
$m	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Individually impaired
Gross amount	168	1,287	1,455	202	1,785	1,987
Impairment provision	(88)	(581)	(669)	(96)	(771)	(867)
Carrying amount	80	706	786	106	1,014	1,120
Collectively impaired
Gross amount	329	111	440	266	87	353
Impairment provision	(178)	(30)	(208)	(150)	(30)	(180)
Carrying amount	151	81	232	116	57	173
Total gross amount	497	1,398	1,895	468	1,872	2,340
Total impairment provision	(266)	(611)	(877)	(246)	(801)	(1,047)
Total carrying amount	231	787	1,018	222	1,071	1,293

Parent Entity	2015			2014
$m	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Individually impaired
Gross amount	110	946	1,056	153	1,430	1,583
Impairment provision	(64)	(479)	(543)	(72)	(647)	(719)
Carrying amount	46	467	513	81	783	864
Collectively impaired
Gross amount	254	105	359	227	86	313
Impairment provision	(141)	(28)	(169)	(127)	(24)	(151)
Carrying amount	113	77	190	100	62	162
Total gross amount	364	1,051	1,415	380	1,516	1,896
Total impairment provision	(205)	(507)	(712)	(199)	(671)	(870)
Total carrying amount	159	544	703	181	845	1,026

2015 Westpac Group Annual Report	207

Note 22. Financial risk (continued)

The following analysis shows our assessment of the coverage provided by collateral held in support of impaired financial assets. The estimated realisable value of collateral held is based on a combination of:

¡   formal valuations currently held in respect of such collateral; and

¡   management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the following table, an individually impaired financial asset is deemed to be ‘fully secured’ where the ratio of the impaired asset amount to our current estimated net present value of realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans and exposure to corporate entities) or where the secured loan to recoverable value exceeds 150%.

Consolidated	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	59.2	23.2	32.6	61.1	25.1	32.3
Partially secured	16.3	34.8	29.9	10.9	24.8	22.0
Unsecured	24.5	42.0	37.5	28.0	50.1	45.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2015			2014
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	67.6	17.3	30.2	66.2	25.9	33.6
Partially secured	6.9	34.7	27.6	8.6	23.3	20.5
Unsecured	25.5	48.0	42.2	25.2	50.8	45.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

Consolidated	Australia			New Zealand			Other Overseas			Total
$m	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross amount	1,220	1,580	2,574	348	397	586	25	53	89	1,593	2,030	3,249
Impairment provision	(572)	(697)	(1,099)	(104)	(130)	(210)	(13)	(35)	(54)	(689)	(862)	(1,363)
Net	648	883	1,475	244	267	376	12	18	35	904	1,168	1,886

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

Consolidated	Australia			New Zealand			Other Overseas			Total
$m	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross amount	252	203	181	10	13	14	1	1	-	263	217	195
Impairment provision	(164)	(132)	(126)	(7)	(9)	(9)	(1)	-	-	(172)	(141)	(135)
Net	88	71	55	3	4	5	-	1	-	91	76	60

208	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

Consolidated	Australia			New Zealand			Other Overseas			Total
$m	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Gross amount	22	34	34	17	-	-	-	59	122	39	93	156
Impairment provision	(12)	(23)	(23)	(4)	-	-	-	(21)	(33)	(16)	(44)	(56)
Net	10	11	11	13	-	-	-	38	89	23	49	100

Restructured financial assets of the Parent Entity as at 30 September were:

Parent Entity
$m	2015	2014
Gross amount	22	92
Impairment provision	(12)	(44)
Net	10	48

The following table summarises the interest received and forgone on impaired and restructured financial assets:

Consolidated 2015
$m	Australia	Overseas	Total
Interest received	8	14	22
Interest forgone	98	4	102

22.3 Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

¡   an inability to meet both expected and unexpected current and future cashflows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

¡   inadequate market depth or market disruption impacting the ability to offset or eliminate a position at the market price.

The Group has a liquidity risk management framework designed with the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios as well as meeting the regulatory requirements of the Liquidity Coverage Ratio (“LCR”).

The annual review of the liquidity risk management framework encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity risk management framework is reviewed by ALCO prior to approval by the BRCC.

Responsibility for managing the Group’s liquidity and funding positions in accordance with the Group’s Liquidity Risk Management Framework is delegated to Treasury, under the oversight of ALCO. Daily liquidity risk reports are circulated to, and reviewed by, local and senior staff in both Treasury and the Liquidity Risk team. Liquidity reports are presented to ALCO monthly and to the BRCC quarterly.

Treasury is responsible for monitoring and managing our funding base so that it is prudently maintained, stable and adequately diversified. Treasury undertakes an annual funding review that outlines the funding strategy for the coming year. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates. The annual funding strategy is reviewed and supported by ALCO prior to approval by the BRCC.

Treasury maintains a contingency funding plan that details the broad actions to be taken in response to severe disruptions in our ability to fund some or all of our activities in a timely manner and at a reasonable cost. This document defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. The plan is reviewed and approved by ALCO and is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the BRCC.

2015 Westpac Group Annual Report	209

Note 22. Financial risk (continued)

22.3.1 Liquidity modelling

As required under APRA’s liquidity prudential standard, the Group maintains a ‘going concern’ model with reports issued and reviewed on a daily basis. Under the ‘going concern’ model wholesale debt maturities are added to planned net asset growth to provide an estimate of the wholesale funding task across a range of time horizons. Maturity concentrations are measured against a Board approved limit structure; with limits, set at intervals from one week to 15 months.

Stress testing is carried out to assess Westpac’s ability to meet cash flow obligations under a range of market conditions, including name specific and market wide stress scenarios. These scenarios inform liquidity limits and strategic planning.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario. The LCR came into effect on 1 January 2015. Westpac maintains a buffer over the regulatory minimum of 100%. The Group’s LCR as at 30 September 2015, including the Committed Liquidity Facility (CLF) of $66 billion, was 121% and the average monthly LCR for the quarter ending 30 September 2015 was 121%.

22.3.2 Sources of liquidity

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

¡        deposits;

¡        debt issues;

¡        proceeds from sale of marketable securities;

¡        repurchase agreements with central banks;

¡        principal repayments on loans;

¡        interest income; and

¡        fee income.

Wholesale funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes targeting a Stable Funding Ratio (SFR) of greater than 75%. Stable funding includes customer deposits, wholesale term funding with residual maturity greater than 12 months, securitisation and equity.

In 2015, the Group continued to focus on funding asset growth through stable sources, ending the year with the Stable Funding Ratio at 83.8%, up 68bps from 30 September 2014.

The Group’s overall funding composition was relatively unchanged, with customer deposits representing 59.3% of the Group’s total funding at 30 September 2015 (30 September 2014: 60.2%), a further 1.7% from securitisation (30 September 2014: 1.7%), 15.4% from long term funding with a residual maturity greater than one year (30 September 2014: 14.2%) and 7.4% from equity (30 September 2014: 7.1%).

At 30 September 2015, the Group had $116.6 billion of wholesale funding with a residual maturity within one year representing 16.2% of the Group’s total funding (30 September 2014: 16.8%). This short term funding has a weighted average maturity of 130 days and is more than covered by the $135.6 billion of repo-eligible liquid assets held by the Group.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, debt investors, currencies and products is an important part of managing liquidity risk.

In 2015, the Group raised $31.3 billion of term wholesale funding with a weighted average maturity of 4.9 years (excluding securitisation).

The Group executed benchmark senior bond trades in US$ and A$, benchmark covered bond trades in Euro and US$, RMBS transactions and an auto ABS transaction in A$, as well as smaller senior bond trades in Swiss Franc and Sterling. Westpac is the only major Australian bank with an active Auto ABS capability, the only Australian bank with access to the US SEC registered market and a regular issuer of RMBS. The Group took advantage of these capabilities in 2015.

New term issuance also included $2.2 billion of Basel III compliant Additional Tier 1 and Tier 2 capital during the year.

Borrowings and outstandings from existing debt programs and issuing shelves at 30 September 2015 can be found in various notes to the financial statements including Note 16, Note 17, Note 19 and Note 20.

210	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Credit ratings

As at 30 September 2015 the Parent Entity’s credit ratings were:

2015	Short-term	Long-term	Outlook
Standard & Poor’s	A-1+	AA-	Stable
Moody’s Investors Services	P-1	Aa2	Stable
Fitch Ratings	F1+	AA-	Stable

As of 30 September 2015, approximately 33% of the Group’s total funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If Westpac’s credit ratings were to be lowered from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than we do currently on our wholesale borrowings. This would increase the Group’s funding costs and could reduce net interest margins. In addition, the Group’s borrowing capacity could be diminished, which may adversely affect the Group’s ability to fund the growth of our balance sheet or reduce our liquidity.

A credit rating is not a recommendation to buy, sell or hold Westpac securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Treasury holds a portfolio of high-quality liquid assets as a buffer against unforeseen funding requirements. These assets are eligible for repurchase agreements with the Reserve Bank of Australia or another central bank and are held in cash, Government, State Government and highly rated investment grade paper. The level of liquid asset holdings is reviewed frequently and is consistent with both the requirements of the balance sheet and market conditions.

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $1.2 billion to $135.6 billion over the last 12 months.

Given the limited amount of government debt in Australia, the Reserve Bank of Australia (RBA), jointly with the Australian Prudential Regulation Authority (APRA), has made available to Australian Deposit-taking Institutions (ADIs) a CLF that subject to satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement. In order to access the CLF, ADIs are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved facility. Westpac has received approval from APRA for a CLF of $58.6 billion for the 2016 calendar year (2015: $66.0 billion).

A summary of liquid asset holdings is as follows:

	2015		2014
$m	Actual	Average	Actual	Average
Cash	14,375	18,159	22,497	19,017
Receivables due from other financial institutions	11	355	655	1,090
Trading securities and financial assets designated at fair value	10,968	16,898	18,272	24,317
Available-for-sale securities	52,815	43,098	34,205	31,097
Loans[1]	57,249	61,111	58,448	55,650
Regulatory deposits with central banks	201	269	368	449
Total liquid assets	135,619	139,890	134,445	131,620

1           Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the Reserve Bank of Australia and Reserve Bank of New Zealand.

22.3.3 Contractual maturity of financial liabilities

The tables below present cash flows associated with financial liabilities including derivative liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

Cash flows associated with financial liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date. Derivative liabilities designed for hedging purposes are expected to be held for their remaining contractual lives, and reflect gross cash flows derived as the fixed rate and/or the expected variable rate applied to the notional principal over the remaining contractual term and where relevant includes the receipt and payment of the notional amount under the contract.

Foreign exchange obligations have been translated to Australian dollars using the closing spot rates at the end of the financial year.

2015 Westpac Group Annual Report	211

Note 22. Financial risk (continued)

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

Other financial liabilities at fair value through income statement are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the tables below:

Consolidated 2015 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Liabilities
Payables due to other financial institutions	14,941	2,331	1,221	349	-	18,842
Deposits and other borrowings	306,518	78,744	79,312	12,998	233	477,805
Other financial liabilities at fair value through income statement	5,941	2,250	251	432	372	9,246
Derivative financial instruments:
Held for trading	43,475	-	-	-	-	43,475
Held for hedging purposes (net settled)	129	221	1,050	2,743	333	4,476
Held for hedging purposes (gross settled):
Cash outflow	3,687	4,152	5,621	2,466	992	16,918
Cash inflow	(3,580)	(3,965)	(5,393)	(2,197)	(977)	(16,112)
Debt issues	5,369	12,930	49,385	98,791	13,750	180,225
Other financial liabilities	1,289	563	2,533	-	-	4,385
Total liabilities excluding loan capital	377,769	97,226	133,980	115,582	14,703	739,260
Loan capital[1]	5,795	169	740	6,573	1,484	14,761
Total undiscounted financial liabilities	383,564	97,395	134,720	122,155	16,187	754,021
Total contingent liabilities and commitments
Commitments to extend credit	174,391	-	-	-	-	174,391
Other commitments	184	-	-	-	-	184
Total undiscounted contingent liabilities and commitments	174,575	-	-	-	-	174,575

1           Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

Consolidated 2014 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Liabilities
Payables due to other financial institutions	14,716	2,865	859	242	-	18,682
Deposits and other borrowings	290,569	79,225	79,770	15,145	377	465,086
Other financial liabilities at fair value through income statement	17,811	1,436	-	-	-	19,247
Derivative financial instruments:
Held for trading[1]	34,225	-	-	-	-	34,225
Held for hedging purposes (net settled)	103	154	456	1,945	316	2,974
Held for hedging purposes (gross settled):
Cash outflow[1]	113	4,304	3,853	19,926	2,103	30,299
Cash inflow	(80)	(3,899)	(3,314)	(17,405)	(1,888)	(26,586)
Debt issues	2,751	10,710	47,730	81,488	20,758	163,437
Other financial liabilities	1,395	462	2,078	-	-	3,935
Total liabilities excluding loan capital	361,603	95,257	131,432	101,341	21,666	711,299
Loan capital[2]	3,897	64	218	7,087	599	11,865
Total undiscounted financial liabilities	365,500	95,321	131,650	108,428	22,265	723,164
Total contingent liabilities and commitments
Commitments to extend credit	159,131	-	-	-	-	159,131
Other commitments	763	-	-	-	-	763
Total undiscounted contingent liabilities and commitments	159,894	-	-	-	-	159,894

1           Comparatives have been revised to improve comparability.

2           Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

212	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2015 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Liabilities
Payables due to other financial institutions	14,490	2,332	1,221	201	-	18,244
Deposits and other borrowings	279,413	66,983	69,461	11,183	233	427,273
Other financial liabilities at fair value through income statement	5,941	2,250	251	432	372	9,246
Derivative financial instruments:
Held for trading	43,917	-	-	-	-	43,917
Held for hedging purposes (net settled)	109	192	801	2,431	324	3,857
Held for hedging purposes (gross settled):
Cash outflow	3,631	3,586	5,511	778	176	13,682
Cash inflow	(3,526)	(3,444)	(5,306)	(745)	(169)	(13,190)
Debt issues	4,817	10,568	42,765	83,412	10,683	152,245
Due to subsidiaries	144,650	-	-	-	-	144,650
Other financial liabilities	1,243	491	2,210	-	-	3,944
Total liabilities excluding loan capital	494,685	82,958	116,914	97,692	11,619	803,868
Loan capital[1]	5,795	169	740	6,573	1,484	14,761
Total undiscounted financial liabilities	500,480	83,127	117,654	104,265	13,103	818,629
Total contingent liabilities and commitments
Commitments to extend credit	154,375	-	-	-	-	154,375
Other commitments	184	-	-	-	-	184
Total undiscounted contingent liabilities and commitments	154,559	-	-	-	-	154,559

1           Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

Parent Entity 2014 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Liabilities
Payables due to other financial institutions	14,526	2,865	859	207	-	18,457
Deposits and other borrowings	263,657	71,248	69,240	13,222	377	417,744
Other financial liabilities at fair value through income statement	17,811	1,436	-	-	-	19,247
Derivative financial instruments:
Held for trading[1]	34,403	-	-	-	-	34,403
Held for hedging purposes (net settled)	86	132	426	1,862	308	2,814
Held for hedging purposes (gross settled):
Cash outflow[1]	49	4,413	2,467	10,746	1,796	19,471
Cash inflow	(28)	(3,748)	(1,958)	(8,950)	(1,600)	(16,284)
Debt issues	1,676	8,669	44,071	67,528	14,440	136,384
Due to Subsidiaries	135,066	-	-	-	-	135,066
Other financial liabilities	1,248	381	1,715	-	-	3,344
Total liabilities excluding loan capital	468,494	85,396	116,820	84,615	15,321	770,646
Loan capital[2]	3,897	64	218	7,087	599	11,865
Total undiscounted financial liabilities	472,391	85,460	117,038	91,702	15,920	782,511
Total contingent liabilities and commitments
Commitments to extend credit	140,909	-	-	-	-	140,909
Other commitments	763	-	-	-	-	763
Total undiscounted contingent liabilities and commitments	141,672	-	-	-	-	141,672

1           Comparatives have been revised to improve comparability.

2           Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2015 Westpac Group Annual Report	213

Note 22. Financial risk (continued)

22.3.4 Expected maturity

The tables below present the balance sheet based on expected maturity dates based on historical behaviours. The liability balances in the following tables will not agree to the contractual maturity tables (22.3.3 Contractual maturity of financial liabilities) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale investments and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table, on a contractual basis, however as part of our normal banking operations we would expect a large proportion of these balances to be retained.

Consolidated 2015 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	14,770	-	14,770
Receivables due from other financial institutions	9,583	-	9,583
Trading securities and financial assets designated at fair value	19,613	7,841	27,454
Derivative financial instruments	36,479	11,694	48,173
Available-for-sale securities	13,687	41,146	54,833
Loans (net of provisions)	86,049	537,267	623,316
Life insurance assets	6,730	6,395	13,125
Regulatory deposits with central banks overseas	1,309	-	1,309
Investments in associates	-	756	756
All other assets	5,608	13,229	18,837
Total assets	193,828	618,328	812,156
Liabilities
Payables due to other financial institutions	18,437	294	18,731
Deposits and other borrowings	463,473	11,855	475,328
Other financial liabilities at fair value through income statement	9,226	-	9,226
Derivative financial instruments	33,511	14,793	48,304
Debt issues	62,076	108,978	171,054
Life insurance liabilities	770	10,789	11,559
All other liabilities	9,375	824	10,199
Total liabilities excluding loan capital	596,873	147,528	744,401
Loan capital	1,446	12,394	13,840
Total liabilities	598,319	159,922	758,241
Net assets/(net liabilities)	(404,491)	458,406	53,915

214	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2014 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	25,760	-	25,760
Receivables due from other financial institutions	7,424	-	7,424
Trading securities and financial assets designated at fair value	31,234	14,675	45,909
Derivative financial instruments	32,248	9,156	41,404
Available-for-sale securities	2,101	33,923	36,024
Loans (net of provisions)	83,089	497,254	580,343
Life insurance assets	2,518	8,489	11,007
Regulatory deposits with central banks overseas	529	999	1,528
All other assets	6,278	15,165	21,443
Total assets	191,181	579,661	770,842
Liabilities
Payables due to other financial institutions	18,394	242	18,636
Deposits and other borrowings	446,099	14,723	460,822
Other financial liabilities at fair value through income statement	19,236	-	19,236
Derivative financial instruments	29,514	10,025	39,539
Debt issues	59,203	93,048	152,251
Life insurance liabilities	8	9,629	9,637
All other liabilities	9,480	1,046	10,526
Total liabilities excluding loan capital	581,934	128,713	710,647
Loan capital	-	10,858	10,858
Total liabilities	581,934	139,571	721,505
Net assets/(net liabilities)	(390,753)	440,090	49,337

Parent Entity 2015 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	13,372	-	13,372
Receivables due from other financial institutions	8,741	-	8,741
Trading securities and financial assets designated at fair value	17,883	7,013	24,896
Derivative financial instruments	36,417	11,123	47,540
Available-for-sale securities	12,138	38,206	50,344
Loans (net of provisions)	70,477	475,598	546,075
Regulatory deposits with central banks overseas	1,152	-	1,152
Due from subsidiaries	145,560	-	145,560
Investments in subsidiaries	-	4,585	4,585
All other assets	4,745	10,546	15,291
Total assets	310,485	547,071	857,556
Liabilities
Payables due to other financial institutions	17,987	146	18,133
Deposits and other borrowings	415,334	10,175	425,509
Other financial liabilities at fair value through income statement	9,226	-	9,226
Derivative financial instruments	33,457	14,593	48,050
Debt issues	56,002	88,713	144,715
Due to subsidiaries	143,885	-	143,885
All other liabilities	7,539	744	8,283
Total liabilities excluding loan capital	683,430	114,371	797,801
Loan capital	1,446	12,394	13,840
Total liabilities	684,876	126,765	811,641
Net assets/(net liabilities)	(374,391)	420,306	45,915

2015 Westpac Group Annual Report	215

Note 22. Financial risk (continued)

Parent Entity 2014 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	23,400	-	23,400
Receivables due from other financial institutions	5,483	-	5,483
Trading securities and financial assets designated at fair value	29,989	14,335	44,324
Derivative financial instruments	32,219	9,088	41,307
Available-for-sale securities	743	31,266	32,009
Loans (net of provisions)	67,949	437,655	505,604
Regulatory deposits with central banks overseas	389	1,000	1,389
Due from subsidiaries	140,098	-	140,098
Investments in subsidiaries	-	4,687	4,687
All other assets	5,349	11,818	17,167
Total assets	305,619	509,849	815,468
Liabilities
Payables due to other financial institutions	18,204	207	18,411
Deposits and other borrowings	401,236	12,947	414,183
Other financial liabilities at fair value through income statement	19,155	-	19,155
Derivative financial instruments	29,451	9,690	39,141
Debt issues	52,802	75,044	127,846
Due to subsidiaries	135,066	-	135,066
All other liabilities	7,478	948	8,426
Total liabilities excluding loan capital	663,392	98,836	762,228
Loan capital	-	10,858	10,858
Total liabilities	663,392	109,694	773,086
Net assets/(net liabilities)	(357,773)	400,155	42,382

22.4 Market risk

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

22.4.1 Traded market risk

Approach

Westpac’s exposure to traded market risk arises out of the trading activities of Financial Markets and Treasury. These activities are controlled by a Board-approved Market Risk Framework that incorporates a Board-approved Value at Risk (VaR) limit. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business managers based upon business strategies and experience, in addition to the consideration of market liquidity and concentration of risks. All trades are fair valued daily, using the appropriate fair value methodology as described in Note 23. Rates that have limited independent sources are reviewed at least on a monthly basis.

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

216	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

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

Determination of fair value

Refer to Note 23 for the basis for determining fair value.

The following controls allow for continuous monitoring of market risk by management:

▪	trading authorities and responsibilities are clearly delineated at all levels to provide accountability;

▪	a structured system of limits and reporting of exposures;

▪	all new products and significant product variations undergo an approval process to confirm business risks have been identified prior to launch;

▪	models that are used to determine risk or profit or loss for Westpac’s financial statements are independently reviewed;

▪	duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion;

▪	legal counsel approves documentation for compliance with relevant laws and regulations;

▪	daily profit and loss reviews/attribution; and

▪	reconciliations.

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

Consolidated and Parent Entity	2015			2014			2013
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	18.1	7.0	11.4	30.7	6.3	15.6	30.8	9.1	16.7
Foreign exchange risk	11.8	0.5	3.6	7.6	1.2	3.0	5.7	0.5	2.1
Equity risk	0.6	0.1	0.3	0.7	0.1	0.3	0.8	0.1	0.3
Commodity risk[1]	5.7	1.7	3.1	2.9	1.3	2.0	6.1	1.2	2.9
Other market risks[2]	6.7	2.9	4.6	11.3	5.4	9.2	13.0	5.8	7.9
Diversification effect	n/a	n/a	(7.2)	n/a	n/a	(8.2)	n/a	n/a	(10.7)
Net market risk	23.5	9.0	15.8	40.2	9.5	22.0	35.4	12.5	19.2

1           Includes electricity risk.

2           Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

2015 Westpac Group Annual Report	217

Note 22. Financial risk (continued)

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

The total fair value of commodity, carbon and energy contracts outstanding as at 30 September 2015 was $151 million (2014:
$14 million).

22.4.2 Non-traded market risk

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

218	2015 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

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

Assets held as Available-for-Sale

Financial assets classified as available-for-sale are subject to market risk which is not captured by the market risk VaR. Regular reviews are performed to substantiate the value of these assets and are regularly reviewed by management. Whilst the fair value of individual securities classified as available-for-sale can fluctuate considerably, the overall impact to the Group is not material.

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

Daily monitoring of current exposure and limit utilisation is conducted independently by FMTR, which monitors market risk exposures against VaR and NaR limits. Reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Monthly and quarterly reports are produced for the senior management market risk forums of RISKCO and the BRCC to provide transparency of material market risks and issues.

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

The same controls as used to monitor traded market risk allow for the continuous monitoring by management of IRRBB.

Value at Risk – IRRBB

The table below depicts VaR for IRRBB:

	2015				2014
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	2.7	5.9	0.8	2.9	3.1	10.7	1.2	4.7

As at 30 September 2015 the Value at Risk – IRRBB for the Parent Entity was $19.3 million (2014: $25.1 million).

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (decrease) over the next 12 months as a percentage of reported net interest income:

	2015				2014
%	As at	Maximum Exposure	Minimum Exposure	Average Exposure	As at	Maximum Exposure	Minimum Exposure	Average Exposure
Consolidated	0.12	0.66	(0.26)	0.23	0.27	0.66	(0.12)	0.20
Parent Entity	(0.11)	0.41	(0.50)	0.04	0.10	0.82	(0.25)	0.17

2015 Westpac Group Annual Report	219

Note 23. Fair values of financial assets and financial liabilities

Accounting policy

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

On initial recognition, the transaction price generally represents the fair value of the financial instrument unless there is observable information available in an active market to the contrary. If fair value can be evidenced by comparison with other observable current market transactions in the same instrument, without modification or repackaging, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument is recognised at the fair value derived from such observable market data. The difference between the transaction price and fair value is recognised as a gain or loss (day one profit or loss) in the income statement as non-interest income. In cases where use is made of data which is not observable, day one profit or loss is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data.

Subsequent measurement of the fair value of a financial instrument is, wherever possible, determined by reference to a quoted market price for that instrument. Where quoted prices are not available the Group applies present value estimates or other market accepted valuation techniques. The use of a market accepted valuation technique will typically involve the use of a valuation model and appropriate inputs to the model.

The majority of valuation models used by the Group employ only observable market data as inputs. However, for certain financial instruments data may be employed which is not readily observable in current markets.

The determination of the fair value of financial assets and liabilities is one of the Group’s critical accounting assumptions and estimates as detailed in Note 1d(i).

Fair Valuation Control Framework

The Group’s control environment uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the party that undertakes the transaction. This framework formalises the policies and procedures used by the Group to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

A key element of the Fair Valuation Control Framework is the WIB Revaluation Committee, comprising senior valuation specialists from within the Group. The WIB Revaluation Committee review the application of the agreed policies and procedures to assess that a fair value measurement basis is applied.

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

Financial instruments included in this class are Commonwealth of Australia and New Zealand government bonds, spot and exchange traded derivatives for equities, foreign exchange, commodities and interest rate products.

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

The financial instruments included in this category are mainly Over The Counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the Level 2 category are:

–        trading securities – including government bonds (excluding Australian and New Zealand government bonds), Australian state government bonds, corporate fixed rate bonds and floating rate bonds; and

–        derivatives – including interest rate swaps, interest rate futures, credit default swaps, foreign exchange swaps, foreign exchange futures and forwards, foreign exchange options and equity options.

220	2015 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

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

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of Over the Counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporates credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

▪                  Interest rate derivative products

These are products linked to interest rates (e.g. Bank Bill Swap Rate (BBSW) or London Interbank Offered Rate (LIBOR)) or inflation indices. This includes exchange traded interest rate futures, interest rate and inflation swaps, swaptions, caps, floors, exchange traded interest rate options on futures, inflation options, collars and other non-vanilla interest rate derivatives.

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

▪                  Foreign exchange products

These are products linked to the foreign exchange market. This includes FX spot and future contracts, FX forward contracts, FX swaps, FX options and other non-vanilla FX derivatives.

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

2015 Westpac Group Annual Report	221

Note 23. Fair values of financial assets and financial liabilities (continued)

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

222	2015 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

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

Short sales of listed equities within controlled managed investment schemes are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation. They are classified as Level 1 instruments. All other instruments are classified as Level 2.

▪                  Loans at fair value

Where a quoted price is not available the fair value of fixed rate bills is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs. These are classified as Level 2 instruments.

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

Consolidated	2015				2014
$m	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	2,446	24,001	1,007	27,454	5,258	39,663	988	45,909
Derivative financial instruments	39	48,090	44	48,173	51	41,348	5	41,404
Available-for-sale securities	2,071	51,811	918	54,800	1,765	33,421	822	36,008
Loans	-	7,076	-	7,076	-	9,330	-	9,330
Life insurance assets	4,560	8,565	-	13,125	4,472	6,535	-	11,007
Total assets carried at fair value	9,116	139,543	1,969	150,628	11,546	130,297	1,815	143,658
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	46,239	-	46,239	-	49,636	-	49,636
Other financial liabilities at fair value through income statement	414	8,812	-	9,226	1,134	18,102	-	19,236
Derivative financial instruments	35	48,230	39	48,304	37	39,472	30	39,539
Debt issues at fair value	-	9,300	18	9,318	-	9,524	18	9,542
Life insurance liabilities	775	10,784	-	11,559	-	9,637	-	9,637
Total liabilities carried at fair value	1,224	123,365	57	124,646	1,171	126,371	48	127,590

2015 Westpac Group Annual Report	223

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity	2015				2014
$m	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	2,446	21,729	721	24,896	5,260	38,285	779	44,324
Derivative financial instruments	39	47,457	44	47,540	51	41,251	5	41,307
Available-for-sale securities	598	49,654	79	50,331	-	31,823	170	31,993
Loans	-	7,076	-	7,076	-	9,330	-	9,330
Total assets carried at fair value	3,083	125,916	844	129,843	5,311	120,689	954	126,954
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	45,331	-	45,331	-	48,661	-	48,661
Other financial liabilities at fair value through income statement	414	8,812	-	9,226	1,134	18,021	-	19,155
Derivative financial instruments	35	47,978	37	48,050	37	39,074	30	39,141
Debt issues at fair value	-	6,415	-	6,415	-	6,315	-	6,315
Total liabilities carried at fair value	449	108,536	37	109,022	1,171	112,071	30	113,272

Analysis of movements between Fair Value Hierarchy Levels

During the period there were no material transfers between levels of the fair value hierarchy. Transfers into or out of Level 3 are discussed in the following table.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the period was $6 million (30 September 2014: $6 million profit).

Reconciliation of non-market observables

The table below summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

Consolidated 2015 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
Balance as at beginning of year	988	5	822	1,815	30	18	48
Gains/(losses) on assets/(gains)/ losses on liabilities recognised in:
Income statements	8	1	5	14	28	-	28
Available-for-sale reserve	-	-	(1)	(1)	-	-	-
Acquisitions and issues	403	23	2,303	2,729	5	-	5
Disposals and settlements	(512)	(7)	(2,299)	(2,818)	(41)	-	(41)
Transfers into or out of non-market observables	13	22	-	35	17	-	17
Foreign currency translation impacts	107	-	88	195	-	-	-
Balance as at end of year	1,007	44	918	1,969	39	18	57
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2015	11	23	-	34	20	-	20

224	2015 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Consolidated 2014 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
Balance as at beginning of year	538	4	790	1,332	24	13	37
Gains/(losses) on assets/(gains)/ losses on liabilities recognised in:
Income statements	(7)	-	-	(7)	(16)	6	(10)
Available-for-sale reserve	-	-	18	18	-	-	-
Acquisitions and issues	634	2	1,524	2,160	24	-	24
Disposals and settlements	(204)	(1)	(1,583)	(1,788)	(2)	(1)	(3)
Transfers into or out of non-market observables	24	-	-	24	-	-	-
Foreign currency translation impacts	3	-	73	76	-	-	-
Balance as at end of year	988	5	822	1,815	30	18	48
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2014	14	1	-	15	(8)	6	(2)

Parent Entity 2015 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Total Liabilities
Balance as at beginning of year	779	5	170	954	30	30
Gains/(losses) on assets/(gains)/ losses on liabilities recognised in:
Income statements	(5)	1	-	(4)	26	26
Available-for-sale reserve	-	-	(1)	(1)	-	-
Acquisitions and issues	319	23	68	410	5	5
Disposals and settlements	(484)	(7)	(184)	(675)	(41)	(41)
Transfers into or out of non-market observables	13	22	-	35	17	17
Foreign currency translation impacts	99	-	26	125	-	-
Balance as at end of year	721	44	79	844	37	37
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2015	1	23	-	24	18	18

Parent Entity 2014 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Total Liabilities
Balance as at beginning of year	292	4	200	496	24	24
Gains/(losses) on assets/(gains)/ losses on liabilities recognised in:
Income statements	5	-	-	5	(16)	(16)
Available-for-sale reserve	-	-	(2)	(2)	-	-
Acquisitions and issues	628	2	72	702	24	24
Disposals and settlements	(174)	(1)	(108)	(283)	(2)	(2)
Transfers into or out of non-market observables	24	-	-	24	-	-
Foreign currency translation impacts	4	-	8	12	-	-
Balance as at end of year	779	5	170	954	30	30
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2014	5	1	-	6	(8)	(8)

2015 Westpac Group Annual Report	225

Note 23. Fair values of financial assets and financial liabilities (continued)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Financial instruments not measured at fair value

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

The following table summarises the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

Consolidated		2015 Fair Value
$m	Carrying Amount	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	14,770	14,770	-	-	14,770
Receivables due from other financial institutions	9,583	7,602	1,158	823	9,583
Available-for-sale securities	33	-	-	33	33
Loans	616,240	-	-	617,250	617,250
Regulatory deposits with central banks overseas	1,309	-	1,309	-	1,309
Other financial assets	3,077	-	3,077	-	3,077
Total financial assets	645,012	22,372	5,544	618,106	646,022
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,731	4,037	14,694	-	18,731
Deposits and other borrowings	429,089	-	426,726	3,303	430,029
Debt issues	161,736	-	162,107	-	162,107
Loan capital	13,840	-	13,495	-	13,495
Other financial liabilities	6,861	-	6,861	-	6,861
Total financial liabilities	630,257	4,037	623,883	3,303	631,223

226	2015 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Consolidated		2014 Fair Value
$m	Carrying Amount	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	25,760	25,760	-	-	25,760
Receivables due from other financial institutions	7,424	3,830	2,177	1,417	7,424
Available-for-sale securities	16	-	-	16	16
Loans	571,013	-	-	571,273	571,273
Regulatory deposits with central banks overseas	1,528	-	1,528	-	1,528
Other financial assets	5,093	-	5,093	-	5,093
Total financial assets	610,834	29,590	8,798	572,706	611,094
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,636	3,876	14,760	-	18,636
Deposits and other borrowings	411,186	-	408,398	3,434	411,832
Debt issues	142,709	-	144,337	-	144,337
Loan capital	10,858	-	10,858	-	10,858
Other financial liabilities	6,852	-	6,852	-	6,852
Total financial liabilities	590,241	3,876	585,205	3,434	592,515

Parent Entity		2015 Fair Value
$m	Carrying Amount	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	13,372	13,372	-	-	13,372
Receivables due from other financial institutions	8,741	7,586	1,155	-	8,741
Available-for-sale securities	13	-	-	13	13
Loans	538,999	-	-	539,451	539,451
Regulatory deposits with central banks overseas	1,152	-	1,152	-	1,152
Due from subsidiaries	145,560	-	-	145,560	145,560
Other financial assets	2,458	-	2,458	-	2,458
Total financial assets	710,295	20,958	4,765	685,024	710,747
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,133	3,445	14,688	-	18,133
Deposits and other borrowings	380,178	-	379,681	1,349	381,030
Debt issues	138,300	-	138,628	-	138,628
Due to subsidiaries	143,885	-	-	143,885	143,885
Loan capital	13,840	-	13,495	-	13,495
Other financial liabilities	6,105	-	6,105	-	6,105
Total financial liabilities	700,441	3,445	552,597	145,234	701,276

2015 Westpac Group Annual Report	227

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity		2014 Fair Value
$m	Carrying Amount	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	23,400	23,400	-	-	23,400
Receivables due from other financial institutions	5,483	3,686	1,797	-	5,483
Available-for-sale securities	16	-	-	16	16
Loans	496,274	-	-	496,485	496,485
Regulatory deposits with central banks overseas	1,389	-	1,389	-	1,389
Due from subsidiaries	140,098	-	-	140,098	140,098
Other financial assets	4,527	-	4,527	-	4,527
Total financial assets	671,187	27,086	7,713	636,599	671,398
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,411	3,842	14,569	-	18,411
Deposits and other borrowings	365,522	-	364,946	1,183	366,129
Debt issues	121,531	-	123,024	-	123,024
Due to subsidiaries	135,066	-	-	135,066	135,066
Loan capital	10,858	-	10,858	-	10,858
Other financial liabilities	5,948	-	5,948	-	5,948
Total financial liabilities	657,336	3,842	519,345	136,249	659,436

228	2015 Westpac Group Annual Report

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities and collateral arrangements

Accounting policy

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following tables provide information on the impact of offsetting, as well as amounts subject to enforceable master netting agreements or similar arrangements that do not qualify for offsetting in the balance sheets. The tables exclude amounts not subject to offsetting or enforceable netting arrangements and therefore may not tie back to the balance sheet. The amounts presented in this note do not represent the credit risk exposure of the Group or Parent Entity. Refer to Note 22.2 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section of Note 22.2.4.

Consolidated	Effects of Offsetting on Balance Sheet			Amounts Subject to Enforecable Netting Arrangments But Not Offset
$m	Gross Amounts	Amounts Offset	Net Amounts Reported on the Balance Sheet	Other Recognised Financial Instruments	Cash Collateral	Financial Instrument Collateral	Net Amount
2015
Assets
Receivables due from other financial institutions[1]	31	-	31	-	-	(30)	1
Derivative financial instruments	57,678	(9,505)	48,173	(33,696)	(4,046)	(122)	10,309
Securities purchased under agreement to resell[2]	3,982	-	3,982	-	(11)	(3,971)	-
Loans[3]	15,949	(15,757)	192	-	-	-	192
Other assets[4]	1,369	(959)	410	-	-	-	410
Total assets	79,009	(26,221)	52,788	(33,696)	(4,057)	(4,123)	10,912
Liabilities
Derivative financial instruments	58,671	(10,367)	48,304	(33,696)	(7,973)	(1,854)	4,781
Securities sold under agreement to repurchase[5]	13,908	-	13,908	-	(6)	(13,902)	-
Deposits and other borrowings[3]	24,369	(15,757)	8,612	-	-	-	8,612
Other liabilities[4]	105	(97)	8	-	-	-	8
Total liabilities	97,053	(26,221)	70,832	(33,696)	(7,979)	(15,756)	13,401
2014
Assets
Receivables due from other financial institutions[1]	28	-	28	-	-	(26)	2
Derivative financial instruments	41,404	-	41,404	(27,241)	(3,866)	(92)	10,205
Securities purchased under agreement to resell[2]	6,275	-	6,275	-	(22)	(6,253)	-
Loans[3]	11,898	(11,801)	97	-	-	-	97
Other assets[4]	90	-	90	-	-	-	90
Total assets	59,695	(11,801)	47,894	(27,241)	(3,888)	(6,371)	10,394
Liabilities
Derivative financial instruments	39,539	-	39,539	(27,241)	(3,861)	(1,638)	6,799
Securities sold under agreement to repurchase[5]	23,520	-	23,520	-	(33)	(23,487)	-
Deposits and other borrowings[3]	18,031	(11,801)	6,230	-	-	-	6,230
Total liabilities	81,090	(11,801)	69,289	(27,241)	(3,894)	(25,125)	13,029

1            Consists of stock borrowing arrangements, reported as part of Cash collateral in Note 10 Receivables due from other financial institutions.

2            Securities purchased under agreement to resell forms part of Note 11 Trading securities and financial assets designated at fair value.

3            Consists of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of Business loans in Note 13 Loans, and part of Deposits and other borrowings at amortised costs in Note 17 Deposits and other borrowings.

4            Gross amounts consists of initial and variation margin held directly with Central Clearing Counterparties, reported as part of Other in Note 27 Other assets. Where variation margin is payable it is reported as part of Other in Note 29 Other liabilities (2014: nil).  Amounts offset relate to variation margin.

5            Securities sold under agreement to repurchase forms part of Note 16 Payables due to other financial institutions, recognised at amortised cost, and part of Note 18 Other financial liabilities at fair value through income statement.

2015 Westpac Group Annual Report	229

Note 24. Offsetting financial assets and financial liabilities and collateral arrangements (continued)

Parent Entity	Effects of Offsetting on Balance Sheet			Amounts Subject to Enforecable Netting Arrangments But Not Offset
$m	Gross Amounts	Amounts Offset	Net Amounts Reported on the Balance Sheet	Other Recognised Financial Instruments	Cash Collateral	Financial Instrument Collateral	Net Amount
2015
Assets
Receivables due from other financial institutions[1]	31	-	31	-	-	(30)	1
Derivative financial instruments	57,045	(9,505)	47,540	(33,510)	(3,454)	(122)	10,454
Securities purchased under agreement to resell[2]	3,982	-	3,982	-	(11)	(3,971)	-
Loans[3]	15,949	(15,757)	192	-	-	-	192
Other assets[4]	1,369	(959)	410	-	-	-	410
Total assets	78,376	(26,221)	52,155	(33,510)	(3,465)	(4,123)	11,057
Liabilities
Derivative financial instruments	58,417	(10,367)	48,050	(33,510)	(7,958)	(1,854)	4,728
Securities sold under agreement to repurchase[5]	13,908	-	13,908	-	(6)	(13,902)	-
Deposits and other borrowings[3]	24,369	(15,757)	8,612	-	-	-	8,612
Other liabilities[4]	105	(97)	8	-	-	-	8
Total liabilities	96,799	(26,221)	70,578	(33,510)	(7,964)	(15,756)	13,348
2014
Assets
Receivables due from other financial institutions[1]	28	-	28	-	-	(26)	2
Derivative financial instruments	41,307	-	41,307	(27,086)	(3,831)	(92)	10,298
Securities purchased under agreement to resell[2]	6,275	-	6,275	-	(22)	(6,253)	-
Loans[3]	11,898	(11,801)	97	-	-	-	97
Other assets[4]	90	-	90	-	-	-	90
Total assets	59,598	(11,801)	47,797	(27,086)	(3,853)	(6,371)	10,487
Liabilities
Derivative financial instruments	39,141	-	39,141	(27,086)	(3,717)	(1,638)	6,700
Securities sold under agreement to repurchase[5]	23,439	-	23,439	-	(33)	(23,406)	-
Deposits and other borrowings[3]	18,031	(11,801)	6,230	-	-	-	6,230
Total liabilities	80,611	(11,801)	68,810	(27,086)	(3,750)	(25,044)	12,930

1            Consists of stock borrowing arrangements, reported as part of Cash collateral in Note 10 Receivables due from other financial institutions.

2            Securities purchased under agreement to resell forms part of Note 11 Trading securities and financial assets designated at fair value.

3            Consists of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of Business loans in Note 13 Loans, and part of Deposits and other borrowings at amortised costs in Note 17 Deposits and other borrowings.

4            Gross amounts consists of initial and variation margin held directly with Central Clearing Counterparties, reported as part of Other in Note 27 Other assets. Where variation margin is payable it is reported as part of Other in Note 29 Other liabilities (2014: nil).  Amounts offset relate to variation margin.

5            Securities sold under agreement to repurchase forms part of Note 16 Payables due to other financial institutions, recognised at amortised cost, and part of Note 18 Other financial liabilities at fair value through income statement.

Effects of offsetting on balance sheet

Amounts offset are in accordance with the criteria described in the accounting policy and are limited to the gross carrying values of the financial instrument.

230	2015 Westpac Group Annual Report

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities and collateral arrangements (continued)

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

Cash collateral and financial instrument collateral

Cash collateral and financial instrument collateral discloses amounts received or pledged in relation to the gross amount of assets and liabilities. Financial instrument collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default; they are reflected at fair value. These forms of collateral are also subject to enforceable netting arrangements but are not offset due to the collateral being realised only in the event of default or if other predetermined events occur.

For the purpose of disclosure, the amounts subject to enforceable netting arrangements but not offset has been limited to the net amounts of financial assets/(liabilities) presented on the balance sheet so to not include over-collateralisation. As a result, the amounts for cash collateral and financial instrument collateral may not equal the table disclosed below.

Assets pledged

In addition to assets supporting securitisation and covered bond programs disclosed in Note 25, the Group and Parent Entity have provided collateral to secure liabilities as part of standard terms of transaction with other financial institutions. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Cash	8,079	3,894	8,064	3,750
Cash deposit on stock borrowed	31	28	31	28
Securities (including certificates of deposit)	1,854	1,638	1,854	1,638
Securities pledged under repurchase agreements	15,651	25,978	15,651	25,897
Total amount pledged to secure liabilities	25,615	31,538	25,600	31,313

Collateral received

Cash held as collateral, recognised on the Group’s balance sheet as at 30 September 2015 was $4,057 million in 2015 (2014: $3,888 million) and for the Parent Entity’s was $3,465 million in 2015 (2014: $3,853 million). Securities received as collateral under reverse repurchase agreements as at 30 September 2015 was $3,983 million (2014: $6,463 million).

A further $152 million (2014: $118 million) of securities were received as collateral under derivatives and stock borrowing. Securities received as collateral are not recognised on the Group’s balance sheet.

Note 25. Securitisation and covered bonds

Westpac derives rewards and has exposure to risks from various forms of securitisation structures:

▪         own asset securitisation; and

▪         customer funding conduits.

Own assets securitised

Securitisation is a funding, liquidity and capital management tool. Securitisation provides Westpac the option to liquify a pool of assets and increase the Group’s wholesale funding capacity. Westpac may provide arm’s length facilities to the securitisation vehicles. The facilities entered into typically include the provision of liquidity, funding and derivative contracts.

Where the Parent Entity and the Group have continuing involvement with the securitisation vehicle, through ongoing exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities, trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes. These securitisation vehicles are consolidated as Westpac is exposed or has the right to variable returns and has the ability to effect its returns through its power over these securitisation vehicles.

Customer funding conduits

The Group arranges funding for certain customer transactions through a securitisation conduit (Waratah Receivables Corporation Limited and other related structured entities) that provides customers with access to funding from commercial paper markets. Given that Westpac provides liquidity, credit enhancements, foreign exchange facilities, management and operational services, it is deemed to have exposure to the associated risks and rewards. The conduits are consolidated as the Group is exposed or has the right to variable returns and has the ability to effect its returns through its power over the conduits.

2015 Westpac Group Annual Report	231

Note 25. Securitisation and covered bonds (continued)

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

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $823 million at 30 September 2015 (30 September 2014: $1,416 million). Similarly undrawn funding and liquidity facilities of $492 million were provided by Westpac (30 September 2014: $371 million) for the securitisation of its own assets.

The following table presents assets securitised by the Group:

Consolidated	2015			2014
$m	Own Assets	Customer Conduits	Total	Own Assets	Customer Conduits	Total
Residential mortgage	10,209	823	11,032	9,572	1,417	10,989
Auto and equipment finance	1,358	-	1,358	1,348	-	1,348
Other[1]	487	-	487	665	-	665
Total	12,054	823	12,877	11,585	1,417	13,002

1           This reflects cash held by the own asset securitisation vehicles.

The following table presents assets securitised by the Parent Entity:

Parent Entity	2015			2014
$m	Own Assets[1]	Customer Conduits	Total	Own Assets	Customer Conduits	Total
Residential mortgage	92,661	-	92,661	83,090	-	83,090
Other[2]	5,540	-	5,540	7,326	-	7,326
Total	98,201	-	98,201	90,416	-	90,416

1           Own assets securitised by the Parent Entity include internal mortgage backed securitisation of $86,300 million (2014: $79,500 million) which are available for external issuance and $80,276 million (2014: $73,950 million) qualifies for repurchase with the RBA.

2           This reflects cash held by the own asset securitisation vehicles.

The following table presents the underlying liabilities of the Group as a result of the securitisation of assets:

Consolidated	2015			2014
$m	Own Assets	Customer Conduits	Total	Own Assets	Customer Conduits	Total
Notes Issued	12,034	823	12,857	11,276	1,418	12,694

232	2015 Westpac Group Annual Report

Notes to the financial statements

Note 25. Securitisation and covered bonds (continued)

The following table presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

Parent Entity	2015			2014
$m	Own Assets	Customer Conduits	Total	Own Assets	Customer Conduits	Total
Due to subsidiaries	96,797	-	96,797	89,135	-	89,135

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

The following table presents the fair value of own assets securitised and underlying liabilities as a result of the securitisation of assets for the Group and Parent Entity:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Residential mortgage	10,217	9,580	92,726	83,143
Auto and equipment finance	1,394	1,374	-	-
Other	487	665	5,540	7,326
Fair value of assets securitised	12,098	11,619	98,266	90,469
Notes issued	12,016	11,295	96,708	90,232
Fair value of underlying liabilities	12,016	11,295	96,708	90,232
Net fair value	82	324	1,558	237

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

As at 30 September 2015, the carrying value of covered bonds on issue was $35,062 million (2014: $26,168 million) for the Group and $31,401 million (2014: $23,167 million) for the Parent Entity. The carrying value of assets pledged for the covered bond programs was $40,263 million (2014: $39,314 million) for the Group and $36,225 million (2014: $35,276 million) for the Parent Entity. The difference between the carrying value of covered bonds on issue and the carrying value of assets pledged for the covered bond programs includes the amount of over-collateralisation required to maintain the ratings of the covered bonds on issue and additional assets primarily to allow for future issuance of covered bonds without delay. The additional assets that allow for future issuance can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

2015 Westpac Group Annual Report	233

OTHER ASSETS, OTHER LIABILITIES, COMMITMENTS AND CONTINGENCIES

Note 26. Goodwill and other intangible assets

Accounting policy

Goodwill

Goodwill arises on the acquisition of businesses and represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired.

All goodwill is considered to have an indefinite life. Goodwill is allocated to CGUs for the purpose of impairment testing based on management’s analysis of where the synergies resulting from an acquisition are expected to arise. It is tested for impairment annually and whenever there is an indication of impairment, and is carried at cost or deemed cost less accumulated impairment. An impairment charge is recognised whenever the carrying amount of a CGU to which goodwill is allocated exceeds its recoverable amount, which is determined on a value-in-use basis.

Gains or losses on the disposal of a business include the carrying amount of goodwill relating to the business sold.

The determination of goodwill and any impairment is one of the Group’s critical accounting assumptions and estimates as detailed in Note 1d(iii).

Other Intangible Assets

Intangible assets are identifiable non-monetary assets without physical substance. Intangible assets are recognised when they are separable or arise from contractual or other legal rights, when their cost can be measured reliably and where it is probable that future economic benefits attributable to the assets will flow from their use.

Other intangible assets include computer software, brands, core deposit intangibles, financial planner distribution relationships, credit card customer relationships, dealer networks, value in force business and service contracts.

Computer software includes purchased and internally generated software. The capitalised cost of internally generated software comprises only costs that are directly attributable to development of the software. Costs incurred in the research phase or in ongoing maintenance of the software are expensed as incurred. Computer software is capitalised at cost and classified as property and equipment where it is integral to the operation of the associated hardware.

Brands are recognised on the acquisition of businesses and represent the value attributed to brand names associated with those businesses. Brand intangibles are indefinite life intangible assets as there is no foreseeable limit to the period over which they are expected to generate net cash flows.

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

All intangibles are measured at cost less any accumulated amortisation and any impairment losses.

Finite life intangible assets are amortised over their estimated useful lives using the method set out in Note 5.

All finite life intangibles are tested for impairment if there is indication that the carrying amount may be greater than the recoverable amount. An assessment is made at each reporting date to determine if any such indicators exist.

Brands are not amortised but tested for impairment annually or more frequently when indicators of impairment are identified.

An impairment charge is recognised whenever the carrying amount of the intangible exceeds its recoverable amount, which is determined on a value-in-use basis.

234	2015 Westpac Group Annual Report

Notes to the financial statements

Note 26. Goodwill and other intangible assets (continued)

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Goodwill
Balance as at beginning of the year	9,112	8,868	6,653	6,653
Additions through business combination	-	225	-	-
Disposals of controlled entities[1]	(343)	-	-	-
Exchange rate and other adjustments	40	19	-	-
Balance as at end of the year	8,809	9,112	6,653	6,653
Computer software
Balance as at beginning of the year	2,070	1,897	1,856	1,675
Additions	630	664	582	594
Impairment	(131)	(28)	(110)	(28)
Amortisation	(920)	(465)	(817)	(385)
Exchange rate and other adjustments	5	2	1	-
Balance as at end of the year	1,654	2,070	1,512	1,856
Cost	3,944	3,671	3,283	2,733
Accumulated amortisation and impairment	(2,290)	(1,601)	(1,771)	(877)
Carrying amount	1,654	2,070	1,512	1,856
Brand Names
Balance as at beginning of the year	670	670	636	636
Balance as at end of the year	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Balance as at beginning of the year	519	685	519	685
Amortisation	(167)	(166)	(167)	(166)
Balance as at end of the year	352	519	352	519
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(1,142)	(975)	(927)	(760)
Carrying amount	352	519	352	519
Other intangible assets
Balance as at beginning of the year	235	221	51	76
Additions through business combination	-	56	-	-
Disposals of controlled entities[1]	(107)	-	-	-
Impairment	-	(2)	-	-
Amortisation	(51)	(49)	(24)	(25)
Exchange rate and other adjustments	12	9	-	-
Balance as at end of the year	89	235	27	51
Cost	394	622	160	226
Accumulated amortisation and impairment	(305)	(387)	(133)	(175)
Carrying amount	89	235	27	51
Total goodwill and other intangible assets	11,574	12,606	9,180	9,715

1    Current year is attributable to the partial sale of BTIM and the sale of banking operations in three Pacific Island nations. Further information is disclosed in Note 41.

2015 Westpac Group Annual Report	235

Note 26. Goodwill and other intangible assets (continued)

Goodwill has been allocated to the following Cash Generating Units (CGUs):

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Westpac Retail & Business Banking	980	980	980	980
St.George Banking Group	4,691	4,689	4,351	4,351
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	2,048	2,103	835	835
Hambro	-	249	-	-
New Zealand Retail Banking	471	459	-	-
BT New Zealand	12	12	-	-
Hastings	120	120	-	-
Bank of Tonga	-	13	-	-
Total goodwill	8,809	9,112	6,653	6,653

Key assumptions used in recoverable amount calculations

The recoverable amount of a CGU is determined based on value-in-use calculations which require the use of assumptions. The recoverable amount of each significant CGU is determined based on the Group’s projections of future pre-tax cash flows discounted by the Group’s after tax return on equity rate of 11.0% (2014: 11.0%), adjusted to a pre-tax rate of 15.7% for Australia and 15.3% for New Zealand (2014: 15.7% for Australia, 15.3% for New Zealand and 13.8% for the United Kingdom). All future cash flows are based on management approved two year forecasts (2014: two years). For each significant CGU, cash flows beyond the two year forecast period have an assumed growth rate of zero for the purpose of goodwill impairment testing. The strategic business plan assumes certain economic conditions and business performance in determining the forecast, which are considered appropriate as they are consistent with observable historical information and current market expectations of the future. The forecasts applied by management are not reliant on any one particular assumption.

Sensitivity to changes in assumptions

There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on the Group’s reported results.

Note 27. Other assets

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Accrued interest receivable	1,143	1,258	957	1,065
Securities sold not delivered	740	2,768	725	2,765
Deferred acquisition costs	119	129	2	-
Trade debtors	902	716	505	363
Prepayments	199	177	149	146
Accrued fees and commissions	229	210	96	95
Other	962	730	860	583
Total other assets	4,294	5,988	3,294	5,017

236	2015 Westpac Group Annual Report

Notes to the financial statements

Note 28. Provisions

Accounting policy

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated.

Employee benefits

Provisions for wages and salaries, including non-monetary benefits, annual leave, accumulating sick leave and any associated on-costs (i.e. payroll tax) expected to be settled within 12 months of the balance date are recognised in respect of employees’ services up to the balance date and are measured at the amounts expected to be paid when the liabilities are settled.

Provisions for long service leave expected to be settled within 12 months of the balance date are measured at the amounts expected to be paid when the liabilities are settled. Provisions for long service leave expected to be settled more than 12 months from the balance date are measured at the present value of future payments expected to be made in respect of services provided by employees up to the balance date. Consideration is given to expected future wage and salary levels, experience of employee departure and periods of service. Expected future payments are discounted to their net present value using market yields at the balance date on high quality corporate bonds with terms that match as closely as possible the estimated timing of future cash flows. The discount rate used was changed in the current year from a blended interest rate of government bonds to the yield on high quality corporate bonds that have terms to maturity approximating the terms of the liabilities.

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

Provision for impairment on credit commitments

A provision for impairment is recognised on undrawn contractually committed facilities and guarantees provided if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced. The amount is calculated using the same methodology as the provision for impairment charges on loans (refer to Note 14).

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

Financial guarantees

Financial guarantee contracts are recognised as financial liabilities and recorded in provisions at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of a financial guarantee contract is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligation.

The measurement of provisions is one of the Group’s critical accounting assumptions and estimates as detailed in Note 1d(v).

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Long service leave	348	357	320	328
Annual leave and other employee benefits	755	852	677	699
Litigation and non-lending losses	28	18	16	15
Provision for impairment on credit commitments (refer to Note 14)	304	308	273	278
Leasehold premises	28	62	28	62
Restructuring provisions	26	21	18	21
Total provisions	1,489	1,618	1,332	1,403

2015 Westpac Group Annual Report	237

Note 28. Provisions (continued)

$m	Long Service Leave	Annual Leave and Other Employee Benefits	Litigation and Non- Lending Losses	Provision for Impairment on Credit Commitments	Leasehold Premises	Restructuring Provisions	Total
Consolidated
Balance as at beginning of the year	357	852	18	308	62	21	1,618
Disposals of controlled entities[1]	(2)	(83)	-	-	-	-	(85)
Additions	77	1,010	39	-	18	44	1,188
Utilised	(38)	(1,000)	(22)	-	(52)	(39)	(1,151)
Unutilised reversed	(46)	(24)	(7)	-	-	-	(77)
Increase on unwinding of discount	-	-	-	12	-	-	12
Other	-	-	-	(16)	-	-	(16)
Balance as at end of the year	348	755	28	304	28	26	1,489
Parent Entity
Balance as at beginning of the year	328	699	15	278	62	21	1,403
Additions	74	900	26	-	18	36	1,054
Utilised	(36)	(899)	(19)	-	(52)	(39)	(1,045)
Unutilised reversed	(46)	(23)	(6)	-	-	-	(75)
Increase on unwinding of discount	-	-	-	11	-	-	11
Other	-	-	-	(16)	-	-	(16)
Balance as at end of the year	320	677	16	273	28	18	1,332

1           Attributable to the partial sale of BTIM.

Note 29. Other liabilities

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Unearned general insurance premiums	343	341	-	-
Outstanding general insurance claims	284	225	-	-
Defined benefit deficit[1]	192	315	175	306
Accrued interest payable	2,626	2,917	2,301	2,602
Credit card loyalty program	274	299	-	-
Securities purchased not delivered	1,007	1,164	998	1,057
Trade creditors and other accrued expenses	1,276	1,030	958	761
Other	2,114	1,900	2,001	1,683
Total other liabilities	8,116	8,191	6,433	6,409

1           Refer to Note 38 for more details.

Note 30. Operating lease commitments

Accounting policy

An operating lease is a lease where substantially all the risks and rewards of the leased asset remain with the lessor.

Where the Group provides operating leases, the assets are recognised in the balance sheet as property and equipment at cost, and depreciated to their residual value on a straight-line basis over their estimated useful life. Operating lease rentals are recognised in the income statement in non-interest income basis over the lease term.

In its capacity as a lessee, the Group mainly uses property and equipment under operating leases. Payments due to the lessor under operating leases are charged to equipment and occupancy expense within operating expenses over the lease term.

238	2015 Westpac Group Annual Report

Notes to the financial statements

Note 30. Operating leases commitments (continued)

Details of the lease commitments at 30 September are as follows:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Lease commitments
Premises and sites	3,356	3,480	2,857	3,112
Furniture and equipment	24	26	19	20
Total lease commitments	3,380	3,506	2,876	3,132
Due within one year	553	528	480	452
Due after one year but not later than five years	1,391	1,534	1,189	1,323
Due after five years	1,436	1,444	1,207	1,357
Total lease commitments	3,380	3,506	2,876	3,132

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

As at 30 September 2015, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $10 million (2014: $14 million) and $10 million (2014: $14 million) respectively.

Note 31. Contingent liabilities, contingent assets and credit commitments

Accounting policy

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events that are not wholly within the control of the Group; or are present obligations arising from past events where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party is represented by the contract or notional amount of those financial instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option. As a significant proportion of these financial instruments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily reflect future liquidity requirements.

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

2015 Westpac Group Annual Report	239

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

Off-balance sheet credit risk-related financial instruments excluding derivatives at 30 September are as follows:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Credit risk-related instruments
Standby letters of credit and financial guarantees[1]	4,642	4,092	4,549	4,005
Trade letters of credit[2]	2,945	2,961	2,893	2,914
Non-financial guarantees[3]	9,431	9,205	8,948	8,699
Commitments to extend credit[4]	174,391	159,131	154,375	140,909
Other commitments[5]	184	763	184	763
Total credit risk-related instruments	191,593	176,152	170,949	157,290

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

4    Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above at 30 September 2015, the Group offered $9.3 billion (2014: $8.0 billion) of facilities to customers, which had not yet been accepted.

5    Other commitments include underwriting facilities.

Consolidated 2015 $m	Up to 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
Standby letters of credit and financial guarantees	1,705	1,627	429	881	4,642
Trade letters of credit	2,642	303	-	-	2,945
Non-financial guarantees	5,081	1,903	361	2,086	9,431
Commitments to extend credit	67,700	33,861	20,622	52,208	174,391
Other commitments	164	-	20	-	184
Total commercial commitments	77,292	37,694	21,432	55,175	191,593

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2015:

▪   $16 million (2014: $19 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪   $13 million (2014: $13 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪   $4 million (2014: $7 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

▪   $1 million (2014: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);

▪   $1 million (2014: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);

▪   $1 million (2014: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and

▪   $1 million (2014: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

240	2015 Westpac Group Annual Report

Notes to the financial statements

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits (refer to Note 28).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

▪   Since 2011, Westpac has been served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold pending further developments in the litigation against one of those other banks. In April 2015, the Full Court of the Federal Court unanimously found all of the exception fees charged by that other bank to be lawful. The plaintiffs are currently appealing certain aspects of that judgment to the High Court of Australia. The appeal is scheduled to be heard in February 2016; and

▪   Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac intends to defend these proceedings. As the two named applicants have not quantified the damages that they seek, and given the preliminary nature of these proceedings, it is not possible to estimate any potential liability at this stage.

Industry reviews by regulators

Globally, regulators continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, for example, currently include investigations into potential manipulation in financial markets. During the year, Westpac has received notices and requests for information from its regulators. The outcomes and total costs associated with such reviews are uncertain.

Settlement risk

The Group is subject to a credit risk exposure in the event that another financial institution fails to settle for its payments clearing activities.  We seek to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing system.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the CEO and other Group Key Management Personnel at 30 September 2015 was $15 million (2014: $16 million).

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

Parent Entity guarantees and undertakings

In addition to the above, the following guarantees and undertakings are extended to entities in the Group by the Parent Entity:

▪   issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations;

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

2015 Westpac Group Annual Report	241

CAPITAL AND DIVIDENDS

Note 32. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs. Where the Parent Entity or other members of the Group purchases shares in the Parent Entity, the consideration paid is deducted from ordinary share capital and the shares are treated as treasury shares until they are subsequently sold, reissued or cancelled. Where such shares are sold or reissued, any consideration received is included in shareholders’ equity.

Other equity instruments

Convertible debentures issued by the Parent Entity in respect of the 2006 Trust Preferred Securities (2006 TPS) are recognised in the Parent Entity balance sheet at the amount of consideration received net of issue costs. Distributions on them are recognised when entitlements are determined in accordance with the terms of the convertible debentures.

Non-controlling interests

Non-controlling interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity. The 2006 TPS are also classified as non-controlling interests in the Group balance sheet.

Reserves

Foreign currency translation reserve

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

Available-for-sale securities reserve

This comprises the changes in the fair value of available-for-sale financial securities, net of tax. These changes are transferred to non-interest income in the income statement when the asset is either derecognised or impaired.

Cash flow hedging reserve

This comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments, net of tax.

Share-based payment reserve

This comprises the fair value of share-based payments recognised as an expense.

Other reserves

Other reserves for the Parent Entity relates to certain historic internal group restructurings performed at fair value. This reserve is eliminated on consolidation. Other reserves for the Group consist of transactions relating to change in the Parent Entity’s ownership of a subsidiary that do not result in a loss of control.

The amount recorded in other reserves reflects the difference between the amount by which non-controlling interests are adjusted and the fair value of any consideration paid or received.

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Contributed equity
Ordinary shares 3,183,907,786 (2014: 3,109,048,309) each fully paid	29,280	26,943	29,280	26,943
Restricted Share Plan (RSP) treasury shares 4,478,150 (2014: 6,327,116)	(304)	(235)	(304)	(235)
Other treasury shares 5,423,555 (2014: 5,121,966)	(81)	(69)	(4)	(4)
Treasury and RSP treasury shares	(385)	(304)	(308)	(239)
Share capital	28,895	26,639	28,972	26,704
Other equity instruments
Convertible notes issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	-	-	755	755
Non-controlling interests[1]
Trust preferred securities 7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	-	-
Other	62	126	-	-
Total non-controlling interests	817	881	-	-

1           Total distributions to Non-controlling interests were $52 million (2014: $48 million).

242	2015 Westpac Group Annual Report

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

Reserves	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Available-for-sale securities reserve
Balance as at beginning of the year	129	12	79	(104)
Current movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(148)	263	(152)	222
Income tax effect	46	(79)	47	(69)
Transferred to income statements	(73)	(94)	(21)	9
Income tax effect	21	27	6	21
Balance as at end of the year	(25)	129	(41)	79
Share-based payment reserve
Balance as at beginning of the year	1,076	920	983	846
Current movement due to transactions with employees	141	156	125	137
Balance as at end of the year	1,217	1,076	1,108	983
Cash flow hedging reserve
Balance as at beginning of the year	162	271	150	254
Current movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(59)	41	140	90
Income tax effect	14	(12)	(42)	(27)
Transferred to income statements	(131)	(197)	(167)	(239)
Income tax effect	40	59	50	72
Balance as at end of the year	26	162	131	150
Foreign currency translation reserve
Balance as at beginning of the year	(190)	(251)	(332)	(346)
Current movement due to exchange differences on translation of foreign operations, net of associated hedges	15	61	33	14
Balance as at end of the year	(175)	(190)	(299)	(332)
Other reserves
Balance as at beginning of the year	(1)	1	41	41
Transactions with owners	(16)	(2)	-	-
Balance as at end of the year	(17)	(1)	41	41
Share of other comprehensive income (expense) of associates	5	-	-	-
Total reserves	1,031	1,176	940	921

Ordinary shares

In accordance with the Corporations Act 2001, Westpac does not have authorised capital and all ordinary shares issued have no par value.

Ordinary shares entitle the holder to participate in dividends as declared and in the event of winding up of Westpac, to participate in the proceeds in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle the holder to one vote per share, either in person or by proxy, at a meeting of Westpac shareholders.

Details of ordinary shares issued or purchased during the year ended 30 September 2015 are set out in the tables below:

Number of shares on issue

Consolidated and Parent
(number)	2015	2014
Opening balance	3,109,048,309	3,109,048,309
Issue of shares
Dividend reinvestment plan[1]	43,999,852	-
Dividend reinvestment plan underwrite[2]	30,859,625	-
Issued shares for the year	74,859,477	-
Closing balance	3,183,907,786	3,109,048,309

1    The average price for the issuance of shares in relation to the dividend reinvestment plan for the 2014 final dividend and 2015 interim dividend was $32.08.

2    The average price for the issuance of shares in relation to the 2015 interim dividend reinvestment plan underwrite was $32.40.

2015 Westpac Group Annual Report	243

Note 32. Shareholders’ equity (continued)

Ordinary shares purchased on market

	2015	2015
Consolidated and Parent	Number	Average Price ($)
Employee share plan	823,869	32.77
Restricted share plan	2,067,941	32.81
WPP - exercise of options[1]	202,255	36.54
WPP - exercise of share rights and performance share rights	436,407	33.23
WRP - exercise of options[1]	402,814	36.27
WRP - exercise of share rights	845,258	34.74
CEOPP - exercise of share rights	197,848	34.33
Total ordinary shares purchased on market[2]	4,976,392

1    The average exercise price received was $22.02 on the exercise of the WPP options (2014: $20.86) and $27.55 on the exercise of the WRP options (2014: $27.35).

2    The purchase of existing ordinary shares in respect of employee share plans resulted in a tax benefit of $10.3 million being recognised as contributed equity.

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

During the year 928,162 treasury shares were purchased at an average price of $36.31 (2014: 99,342 shares at an average price of $33.38) and 626,573 treasury shares were sold at an average price of $33.34 (2014: 399,882 shares at an average price of $33.24).

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2015). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

Distributions on the 2006 TPS will only be made if Westpac pays interest on the notes and certain other conditions (which broadly correspond to the interest payment conditions on the notes) are satisfied. Interest on the notes is subject to an interest payment test and interest will not be paid if Westpac directors have not resolved to make the interest payment, the payment of interest exceeds distributable profits (unless APRA gives its prior approval) and APRA does not otherwise object to the payment. The interest payments on the notes may exceed the aggregate amount of the distributions to be made on 2006 TPS. Any excess will be distributed to Westpac, as holder of the ordinary unit in the Westpac TPS Trust, on each distribution payment date.

The notes are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principal and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the notes.

244	2015 Westpac Group Annual Report

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

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

Note 33. Capital adequacy

APRA has responsibility for the prudential supervision of ADIs, life and general insurance companies and superannuation funds in Australia. Westpac Banking Corporation is an ADI.

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

▪   consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

2015 Westpac Group Annual Report	245

Note 34. Dividends

Accounting policy

A provision for dividends is recognised when dividends are declared, determined or publicly recommended by the Directors but not distributed as at the balance date.

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following dividends on ordinary shares:
Ordinary shares 94 cents per share (2014: 92 cents per share, 2013: 88 cents per share) all fully franked at 30%	2,988	2,856	2,733	2,993	2,860
Special dividend nil cents per share (2014: nil, 2013: 10 cents per share) fully franked at 30%	-	-	310	-	-
Total dividends not recognised at year end	2,988	2,856	3,043	2,993	2,860

The Board has determined to satisfy the DRP for the 2015 final dividend by issuing Westpac ordinary shares. The DRP will not include a discount.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent financial years after adjusting the franking account balance as at the end of the financial year for franking credits that will arise from the payment of income tax payable on Australian profits for the 2015 year, and franking debits that will arise from the payment of the proposed 2015 final dividends is $793 million (2014: $565 million, 2013: $585 million).

New Zealand imputation credits

The Parent Entity is able to attach available New Zealand imputation credits to dividends paid. As a result, New Zealand imputation credits of NZ$0.06 (2014: NZ$0.06, 2013: NZ$0.074) per share will be attached to the final 2015 ordinary dividend payable by the Company. New Zealand imputation credits available for subsequent financial years after adjusting the franking account balance as at the end of the financial year for franking credits that will arise from the payment of income tax on New Zealand profits for the year, and franking debits that will arise from the payment of the proposed 2015 final dividend is NZ$522 million (2014: NZ$562 million, 2013: NZ$605 million).

GROUP STRUCTURE

Note 35. Investments in subsidiaries and associates

Accounting policy

Subsidiaries

Westpac controls and accordingly consolidates an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through its power over the entity.

The Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

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

Associates

Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. The Group recognises investments in associates using the equity method. They are initially recognised at cost (except where recognised at fair value due to a loss of control of a subsidiary), and increased (or decreased) each year by the Group’s share of post acquisition profit (or loss) of the associate. Dividends received from the associate reduce the carrying amount of the investment in associate.

The Group as at 30 September 2015 includes the material controlled entities in the following table.

246	2015 Westpac Group Annual Report

Notes to the financial statements

Note 35. Investments in subsidiaries and associates (continued)

Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time, the Group consolidates a number of unit trusts where the group is exposed to, or has rights to, variable returns from its involvement with the trusts, and has the ability to affect those returns through its power over the trusts. These investment vehicles are excluded from the table.

Name	Country of Incorporation	Name	Country of Incorporation
Advance Asset Management Limited	Australia	Westpac Financial Services Limited	Australia
Asgard Capital Management Limited	Australia	Westpac General Insurance Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac General Insurance Services Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
BT Funds Management Limited	Australia	Westpac Overseas Holdings Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Securities Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Hastings Funds Management Limited	Australia	BT Funds Management (NZ) Limited	New Zealand
Hastings Management Pty Limited	Australia	Westpac Financial Services Group-NZ-Limited	New Zealand
RAMS Financial Group Pty Limited	Australia	Westpac Life-NZ-Limited	New Zealand
Sixty Martin Place (Holdings) Pty Limited	Australia	Westpac New Zealand Group Limited	New Zealand
St.George Finance Limited	Australia	Westpac New Zealand Limited	New Zealand
St.George Life Limited	Australia	Westpac NZ Operations Limited	New Zealand
Westpac Equity Holdings Pty Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea
Westpac Financial Services Group Limited	Australia	Hastings Funds Management (USA) Inc.	USA

In addition to the above controlled entities, the following entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

▪   Westpac Cash PIE Fund

▪   Westpac Notice Saver PIE Fund

▪   Westpac Term PIE Fund

The following material controlled entities are not wholly owned:

Percentage Owned	2015	2014
Hastings Management Pty Limited[1]	95.9%	97.2%
Westpac Bank-PNG-Limited	89.9%	89.9%

1   The change in ownership did not result in a loss of control. The effect on equity attributable to owners of the Westpac Banking Corporation as a result of this change was not material.

Non-controlling interests

Details of non-controlling interests are set out in Note 32.

Significant restrictions

There were no significant restrictions on the ability to transfer cash or other assets, pay dividends or other capital distributions, provide or repay loans and advances between the entities within the Group. There were also no significant restrictions on Westpac’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of non-controlling interests.

Associates

On 23 June 2015, the Group lost control of BT Investment Management Limited (BTIM), a company incorporated in Australia. As at 30 September 2014 the Group held 60.8% of issued shares and consolidated the investment. The Group now holds 31.0% and the investment is equity accounted. The following table summarises the financial information of BTIM as presented in its financial statements and reconciles the summarised financial information to the carrying amount of the Group’s investment in BTIM.

2015 Westpac Group Annual Report	247

Note 35. Investments in subsidiaries and associates (continued)

Consolidated $m	3 months ended 30 September 2015
Summarised results
Revenue for the period	120
Net profit for the period	33
Other comprehensive income for the period	19
Total comprehensive income (100%)	52
Group’s share of net profit (31%)	10
Equity accounting adjustments	(5)
Group’s share in net profit recognised in the income statement	5
Group’s share of other comprehensive income (31%)	6
Tax effect on Group’s share of other comprehensive income	(1)
Share of total comprehensive income recognised by the Group	10
Dividends received from associates during the period	-
Summarised balance sheet
Total assets	990
Total liabilities	(228)
Total net assets (100%)	762
Group’s share of total net assets (31%)	236
Other equity accounting adjustments	(6)
Fair value adjustments (including notional goodwill) on acquisition (net of amortisation)	526
Carrying amount of interest in BTIM	756
Fair value of investment	868

Note 36. Structured entities

Accounting policy

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

Structured entities are assessed for consolidation in accordance with the accounting policy set out in Note 35. As voting rights are often not the decisive factor in decisions over the relevant activities, the assessment of control may involve assessing the purpose and design of the entity, and consideration as to whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others. The Group may have an interest in or sponsor a structured entity but not consolidate it.

The details below provide information on both consolidated and unconsolidated structured entities.

Consolidated structured entities

Securitisation and asset-backed conduit vehicles

The Group uses structured entities as conduits for the purposes of providing its customers with access to funding from commercial paper markets and to undertake securitisation of its own pool of financial assets. For further details, including contractual arrangements to provide financial support, refer to Note 25.

Covered bonds

The Group has two covered bond programs whereby selected pools of residential mortgages it originates are assigned to bankruptcy remote structured entities. For further details, including contractual arrangements to provide financial support, refer to Note 25.

248	2015 Westpac Group Annual Report

Notes to the financial statements

Note 36. Structured entities (continued)

Group managed funds

The Group has established a number of investment management funds for which it acts as the responsible entity and/or fund manager. The Group consolidates those funds where it is deemed to be acting as a principal rather than agent in its role of investment manager. The principal vs. agent decision requires judgment to be exercised in concluding whether the Group has sufficient exposure to variable returns. The Group does not have any contractual arrangements to provide financial support to these entities.

Non-contractual financial support

The Group has not provided any non-contractual financial support during the period to consolidated structured entities and does not anticipate providing such support in the future.

Unconsolidated structured entities

The Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, for liquidity management purposes and for specific investment opportunities.

Its interests in structured entities comprise any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. These include holdings of debt or equity instruments, guarantees, liquidity and other credit support arrangements, lending, loan commitments, derivatives that transfer financial risks from the entity to the Group and investment management agreements.

Interests do not include derivatives that are not complex (e.g. interest rate swaps and currency swaps), instruments that are deemed to create rather than absorb variability in the unconsolidated structured entity (e.g. purchase of credit protection under a credit default swap), and lending arrangements to a structured entity where recourse on default is to a wider operating entity rather than secured only on the underlying assets of the entity.

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

▪         investment management agreements: as part of its normal funds management activities, the Group establishes and manages a number of funds that provide customers with investment opportunities. The Group also manages superannuation funds established for its employees. As the fund manager, the Group is entitled to receive on-going management and performance fee income based on the value and performance of the assets under management; and

▪         the Group may also retain units in these funds, which are primarily held by its consolidated life insurance entities. The Group derives fund distribution income from these holdings and recognises fair value movements (through non-interest income) where the instruments are held at fair value through the income statement.

The following table shows the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure to loss represents the maximum loss that the Group could incur as a result of its involvement in the structured entities regardless of the probability of the loss being incurred. The amount does not take into account the effects of any collateral or hedges undertaken to reduce the risk of loss. In this respect:

▪         for debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at reporting date; and

▪         for off-balance sheet instruments including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is reflected by the notional amounts.

2015 Westpac Group Annual Report	249

Note 36. Structured entities (continued)

Consolidated 2015 $m	Investment in Third Party Mortgage and Other Asset-Backed Securities[1]	Financing to Securitisation Vehicles	Group Managed Funds	Interests in Other Structured Entities	Total
Assets
Receivables due from other financial institutions	-	823	-	-	823
Trading securities and financial assets designated at fair value	2,902	-	20	2,973	5,895
Available-for-sale securities	5,173	-	-	-	5,173
Loans	-	16,091	9	23,203	39,303
Life insurance assets	132	-	282	2,165	2,579
Other assets	10	-	54	-	64
Total on-balance sheet exposures	8,217	16,914	365	28,341	53,837
Total notional amounts of off-balance sheet exposures	-	4,256	59	7,789	12,104
Maximum exposure to loss	8,217	21,170	424	36,130	65,941
Size of structured entities[2]	67,148	21,170	57,739	148,085	294,142

1           Of the Group’s total interests held in third party mortgage and other asset-backed securities, $8,217 million represents the senior tranche of notes and are investment grade rated.

2           Represented either by the total assets or market capitalisation of the entity, or if not available the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Consolidated 2014 $m	Investment in Third Party Mortgage and Other Asset-Backed Securities[1]	Financing to Securitisation Vehicles	Group Managed Funds	Interests in Other Structured Entities	Total
Assets
Receivables due from other financial institutions	-	1,417	-	-	1,417
Trading securities and financial assets designated at fair value	3,262	-	123	2,974	6,359
Available-for-sale securities	4,428	-	104	-	4,532
Loans	127	13,478	57	23,638	37,300
Life insurance assets	-	-	2,209	1,544	3,753
Other assets	11	-	39	4	54
Total on-balance sheet exposures	7,828	14,895	2,532	28,160	53,415
Total notional amounts of off-balance sheet exposures	-	4,543	78	7,377	11,998
Maximum exposure to loss	7,828	19,438	2,610	35,537	65,413
Size of structured entities[2]	111,350	19,438	87,084	144,873	362,745

1           Of the Group’s total interests held in third party mortgage and other asset-backed securities, $7,809 million represents the senior tranche of notes issued and $19 million represents the subordinated tranche of notes issued. All notes are investment grade rated.

2           Represented either by the total assets or market capitalisation of the entity, or if not available the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

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

250	2015 Westpac Group Annual Report

Notes to the financial statements

EMPLOYEE BENEFITS

Note 37. Share-based payments

Accounting policy

The Group enters into various share-based payment arrangements with its employees as compensation for services provided by employees.

Options and share rights

Options and share rights are equity-settled share-based payment arrangements. The fair value of the options and share rights is measured at grant date and is recognised as an expense over the period the services are received, which is the expected vesting period during which the employees would become entitled to exercise the option or share right, with a corresponding increase in equity.

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

Restricted share plan (RSP)

Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. The RSP is a share-based payment transaction in which the terms of the arrangement provide Westpac with the choice of whether to settle in cash (by buying shares on market) or by issuing new shares to employees. As Westpac does not have a present obligation to settle in cash, the RSP is accounted for as an equity-settled share-based payment transaction.

The fair value of shares allocated to employees for nil consideration under the Restricted Share Plan (RSP) is recognised as an expense over the vesting period with a corresponding increase in equity. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated to employees in subsequent grants in the Group’s RSP. Shares allocated to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders’ equity.

Employee share plan (ESP)

Under the Employee Share Plan (ESP), Westpac ordinary shares may be allocated at no cost to employees subject to the Board’s discretion. The value of shares expected to be issued to employees for nil consideration under the ESP is recognised as an expense over the financial year and provided for as other employee benefits. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

Executive and Senior Officer equity plans

Options and/or share rights are granted to the CEO, selected executives and key senior employees under the following schemes.

(i)               Westpac Long Term Incentive Plan

The Westpac Long Term Incentive Plan (LTI) provides a mechanism for rewarding the most senior management in Australia and overseas on the basis of superior long-term Group performance.

Under the LTI senior managers may be invited to receive an award of performance options or performance share rights. An option or share right under the LTI is the right to acquire a share in the future provided all conditions are met, with an exercise price for options set at the commencement of the performance period. The exercise price for options is based on the prevailing market price of Westpac ordinary shares at the commencement of the performance period. The exercise price for share rights is nil. No performance options have been awarded since October 2009.

Awards made from October 2014 are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative Total Shareholder Return (TSR)1 and Compound Annual Growth Rate in Cash EPS (Cash EPS CAGR).

The TSR hurdle is a weighted, composite TSR index (the composite TSR index) for a peer group (the peer group) comprising the ten top financial services companies other than Westpac.

Within the peer group, each of the other three major banks has been allocated a 16.67% weighting, with the other seven companies each weighted to 7.14%.

1    TSR measures a company’s share price movement and assumes that dividends over the period have been reinvested (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

2015 Westpac Group Annual Report	251

Note 37. Share-based payments (continued)

The composite TSR index is calculated by multiplying each peer group member’s TSR for the four year performance period by its weighting, and then adding together the results of those ten calculations.

Westpac’s TSR for the four year period is then compared to the composite TSR index.

For 50% of the TSR tranche to vest, Westpac’s TSR must at least equal the composite TSR index. For 100% to vest, Westpac’s TSR must exceed the composite TSR index by an amount that, when added to the composite TSR index, simulates historic 75th percentile performance within the peer group (ie: an additional 21.55, reflecting an extra 5% compound annual growth in TSR over the four year period).

If Westpac’s TSR is between the composite TSR index and the composite TSR index plus 21.55, TSR Performance Securities will vest from 50% up to a possible 100% on a straight line basis between the composite TSR index and the composite TSR plus index 21.55. Any securities remaining unvested after the performance period lapse immediately.

100% of the Cash EPS CAGR hurdled share rights will quality for vesting when a maximum target Cash EPS CAGR is achieved, scaling down to 50% vesting at a threshold Cash EPS CAGR target. Below the threshold target Cash EPS CAGR, no vesting occurs. The Cash EPS CAGR hurdled share rights are subject to a single test at the end of the three year performance period. At the end of the three year EPS performance period, the EPS Share Rights which qualify for vesting will be subject to a one year restriction period, and will vest on the fourth anniversary of the commencement of the performance period. Any securities remaining unvested after the performance period lapse immediately.

For awards made from October 2011 to October 2014 all awards are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative Total Shareholder Return and the Cash EPS CAGR hurdle. Both hurdles are tested at the third anniversary of the commencement of the performance period. Any securities remaining unvested after the performance period lapse immediately.

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

Upon exercising vested performance options and performance share rights, the Executive has the right to take up their entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option or performance share right lapses if it is not exercised prior to the end of its term.

LTI – outstanding performance options and performance share rights

The following table sets out details of outstanding performance options and performance share rights under the LTI:

	Outstanding at 1 October 2014	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2015	Outstanding and Exercisable at 30 September 2015
Performance options	991,690	-	402,814	-	588,876	588,876
Weighted average exercise price	$27.58	-	$27.55	-	$27.61	$27.61
Performance share rights	3,318,750	2,557,968	845,258	398,983	4,632,477	2,584
Total 2014
Performance options	1,699,136	-	707,446	-	991,690	991,690
Weighted average exercise price	$27.49	-	$27.35	-	$27.58	$27.58
Performance share rights	3,176,241	1,004,234	666,890	194,835	3,318,750	802

The weighted average remaining contractual life of outstanding performance options at 30 September 2015 was 2.5 years (2014: 3.5 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2015 was 8.3 years (2014: 7.8 years). The weighted average fair value at grant date of LTI performance share rights issued during the year was $20.52 (2014: $19.82).

(ii)             Westpac Performance Plan

The Westpac Performance Plan (WPP) was introduced in 2002 and was used to provide awards of performance options and/or performance share rights to senior executives and other key employees. Currently the WPP is primarily used for employees based in New Zealand as a mechanism for the mandatory deferral of a portion of their short-term incentives.

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

252	2015 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

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

WPP – outstanding performance options and performance share rights

No performance options or performance share rights were granted under the WPP during the year. The following table sets out details of outstanding performance options and performance share rights granted under the WPP in previous years:

	Outstanding at 1 October 2014	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2015	Outstanding and Exercisable at 30 September 2015
Performance options	336,468	-	191,560	-	144,908	144,908
Weighted average exercise price	$22.57	-	$21.91	-	$23.44	$23.44
Performance share rights
Two-year initial testing period	63,501	-	46,685	-	16,816	16,816
Three-year initial testing period	105,880	-	77,510	-	28,370	28,370
Total performance share rights	169,381	-	124,195	-	45,186	45,186
Total 2014
Performance options	1,752,693	-	1,416,225	-	336,468	336,468
Weighted average exercise price	$21.15	-	$20.82	-	$22.57	$22.57
Performance share rights	308,665	-	139,284	-	169,381	169,381

The weighted average remaining contractual life of outstanding performance options at 30 September 2015 was 1.0 years (2014: 1.7 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2015 was 0.3 years (2014: 1.0 years).

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

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

	Exercise Price	Outstanding at 1 October 2014	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2015	Outstanding and Excercisable at 30 September 2015
Options	$23.98	24,063	-	10,695	-	13,368	13,368
Total 2015		24,063	-	10,695	-	13,368	13,368
Share rights
One-year vesting period	nil	71,985	94,239	58,111	-	108,113	17,984
Two-year vesting period	nil	161,675	96,531	78,695	897	178,614	29,073
Three-year vesting period	nil	370,283	20,693	175,406	1,201	214,369	61,654
Total 2015		603,943	211,463	312,212	2,098	501,096	108,711
Total 2014
Options	$23.98	42,779	-	18,716	-	24,063	24,063
Share rights	nil	756,111	120,841	261,886	11,123	603,943	150,243

The weighted average fair value at grant date of unhurdled share rights issued during the year was $30.10 per right (2014: $29.89 per right). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2015 was 7.5 years (2014: 7.1 years).

(iii)   Chief Executive Officer Performance Plan

No performance share rights were allocated to Gail Kelly during the year. The former CEO continues to hold performance share rights received under the Chief Executive Officer Performance Plan. As at 30 September 2015 there were 390,534 performance share rights outstanding (2014: 713,264).

As at 30 September 2015, no outstanding share rights issued to the former CEO were exercisable. The remaining weighted average contractual life of outstanding performance share rights was 7.3 years (2014: 7.6 years).

2015 Westpac Group Annual Report	253

Note 37. Share-based payments (continued)

(iv)   CEO Long Term Incentive Plan (Brian Hartzer)

No performance share rights under the CEO Long Term Incentive Plan were allocated to Brian Hartzer during the year.

(v)    Fair value assumptions

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

Other key assumptions include:

▪         the assumptions included in the valuation of the awards of share rights under the WRP and WPP include a risk free interest rate of 2.5% on share rights with three-year vesting period, a risk free rate of 2.9% for share rights with four-year vesting period, a dividend yield on Westpac ordinary shares of 5.5% and a volatility in the Westpac share price of 19.1%;

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

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2014	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2015
Granted prior to October 2009	1,487,642	-	272,115	-	1,215,527
Granted subsequent to October 2009	6,190,519	2,143,382	3,877,414	104,596	4,351,891
Total 2015	7,678,161	2,143,382	4,149,529	104,596	5,567,418
Total 2014	9,438,791	2,070,312	3,647,664	183,278	7,678,161

In addition to the above restricted shares were also allocated to the former CEO Gail Kelly under the Chief Executive Officer RSP (CEO RSP). There were 85,667 shares outstanding as at 30 September 2015 (112,491 as at 30 September 2014).

(vii)  Employee Share Plan

Under the Employee Share Plan (ESP), Westpac ordinary shares may be allocated at no cost to employees to recognise their contribution to Westpac’s financial performance over the previous financial year, subject to Board discretion. The maximum annual award value under the ESP is $1,000 per employee per year. The number of shares employees receive (if any) is calculated by dividing the award value by the prevailing market price of Westpac’s ordinary shares when the shares are granted.

The shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac. Participants are entitled to full dividend and voting rights attaching to the shares. Westpac’s Australian permanent employees (including part-time employees) who have been in six months continuous employment as at 30 September each year are eligible to participate in the ESP. Executives and senior management who participate in any Westpac long-term incentive plan or deferred short-term incentive plan are not eligible to participate in the ESP during the same year.

The 2014 ESP award was satisfied through the purchase of shares on market. The following table provides details of shares issued under the ESP during the years ended 30 September:

254	2015 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

	Allocation Date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2015	4 December 2014	27,657	30	829,710	$32.68	$27,114,923
2014	5 December 2013	26,877	30	806,310	$32.93	$26,551,788

The liability accrued in respect of the ESP at 30 September 2015 is $28 million (2014: $28 million) and is provided for as other employee benefits.

(viii) Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group.

(ix)   General information on share-based plans

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

Note 38. Superannuation commitments

Accounting policy

The asset or liability recognised in the balance sheet in respect of the defined benefit superannuation plan is the present value of the defined benefit obligation as at the reporting date less the fair value of the plan’s assets. The present value of the defined benefit obligation is determined by discounting the estimated pre-tax future cash flows using interest rates of high quality long dated corporate bonds.

The superannuation expense relating to the defined benefit superannuation plan comprises of service cost (including current and past service cost and gains and losses on curtailments and settlements) and net interest expense (income). Remeasurements (including actuarial gains and losses and the difference between the interest income and the return on plan assets) are recognised in other comprehensive income.

The determination of the defined benefit obligation/surplus is one of the Group’s critical accounting assumptions and estimates as described in Note 1d(iv).

Westpac had the following defined benefit plans at 30 September 2015:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2012
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2014
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)[1]	Defined benefit	Indexed pension and lump sum	5 April 2012
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	Not applicable

1    The triennial valuation reports of the funding status of the WGP and UKSS have not been completed for 2015.

All of the defined benefit sections of the schemes are closed to new members.

2015 Westpac Group Annual Report	255

Note 38. Superannuation commitments (continued)

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

The level of supporting assets depends on a range of factors including the level of contribution and level of investment return. In respect of defined benefit liabilities, the Group bears the investment risk. An investment strategy which is framed to take a long-term view will often adopt relatively high levels of equity investment in order to:

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

The plan’s investment strategy is determined after taking into consideration the market risk inherent in the investments and its consequential impact on potential future contributions. A benchmark is established for the allocation of the defined benefit plan assets between asset classes.

Contributions

Funding recommendations are made based on actuarial triennial funding valuations using the Attained Age Method, which impacts the timing of contribution requirements and assumes that the plans will not be discontinued. The assumptions used in the funding valuation are based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans. These assumptions differ from the AASB 119 Employee Benefits assumptions used for measurement, recognition and disclosure of the defined benefit superannuation balances in the financial statements due to different valuation dates, discount rates and assumptions linked to expected returns on assets.

The following table summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
$m	2015[1]	2014[1]	2015[2]	2014[2]
Market value of assets	1,795	1,760	1,725	1,692
Present value of accrued benefits	1,764	1,722	1,694	1,654
Surplus/(deficit)	31	38	31	38

1    Calculated as at 30 June 2012 (WGP), 5 April 2012 (UKSS) and 30 June 2014 (WNZS).

2    Calculated as at 30 June 2012 (WGP) and 5 April 2012 (UKSS).

The specific contributions for each of the plans are set out below:

▪   WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

▪   WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

▪   UKSS – contributions are made to the UKSS at the rate of £4.27 million per annum.

Defined benefit superannuation balances recognised

The balances disclosed in the remainder of this note are based on the measurement, recognition and disclosure requirements of AASB 119.

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Current service cost	49	46	53	49	46
Net interest cost on net benefit liability	12	11	17	11	10
Total defined benefit expense	61	57	70	60	56

256	2015 Westpac Group Annual Report

Notes to the financial statements

Note 38. Superannuation commitments (continued)

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Benefit obligation at beginning of the year	2,408	2,216	2,332	2,134
Service cost	49	46	48	46
Interest cost	92	97	89	94
Member contributions	14	14	14	14
Actuarial losses/(gains) from changes in demographic assumptions	3	-	4	-
Actuarial losses/(gains) from changes in financial assumptions	(62)	148	(68)	145
Actuarial losses/(gains) from changes in experience	(15)	27	(14)	28
Benefits paid	(155)	(158)	(149)	(149)
Exchange rate and other items	46	18	41	20
Benefit obligation at end of the year	2,380	2,408	2,297	2,332

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Fair value of plan assets at beginning of the year	2,093	1,971	2,026	1,901
Interest income	80	86	78	84
Return on plan assets excluding interest income	79	115	79	112
Employer contributions	51	49	50	48
Member contributions	14	14	14	14
Benefits paid	(155)	(158)	(149)	(149)
Exchange rate and other items	44	16	42	16
Fair value of plan assets at end of the year	2,206	2,093	2,140	2,026
Net surplus/(deficit)	(174)	(315)	(157)	(306)
Defined benefit surplus (Note 27)	18	-	18	-
Defined benefit deficit (Note 29)	(192)	(315)	(175)	(306)
	(174)	(315)	(157)	(306)

The asset ceiling has no impact on the net defined benefit surplus/(deficit).

The average duration of the defined benefit obligation is approximately 12 years.

Assumptions used in the AASB 119 accounting calculations

Consolidated and Parent Entity	2015		2014
	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Discount rate	4.2%	3.3-3.4%	4.0%	4.2-4.6%
Expected increase in average salary of plan members	3.3%	3.0-4.7%	3.4%	3.0-5.1%
Rate of increase for pensions	2.3%	2.2-3.1%	2.4%	2.3-3.6%

During the year, the discount rate applied to the WGP was changed from a blended interest rate of government bonds that have terms to maturity approximating the terms of the superannuation liabilities, to the yield on high quality corporate bonds. The impact of the change was a reduction in the defined benefit obligation of $267 million, which was recorded through other comprehensive income.

The sensitivity of the Group’s defined benefit obligation to the significant assumptions as at 30 September 2015 is shown in the following table. In the table a negative percentage change represents a reduction in the defined benefit obligation.

2015 Westpac Group Annual Report	257

Note 38. Superannuation commitments (continued)

	Change in assumption
	0.5%	(0.5%)
	Change in obligation
Discount rate	(6.0%)	6.8%
Expected increase in average salary of plan members	1.1%	(1.0%)
Rate of increase for pensions	5.6%	(5.0%)

In addition to the financial assumptions presented above, the mortality assumptions for our principal fund the WGP for 2015 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 30.9 years and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 34.0 years. These assumptions are age related and allowances are made for future mortality improvements.

Asset allocation

Asset allocation at 30 September was:

Consolidated and Parent Entity	2015		2014
	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Cash	2%	5%	2%	4%
Equity instruments	51%	28%	51%	47%
Debt instruments	20%	49%	21%	39%
Property	9%	10%	8%	8%
Other assets[1]	18%	8%	18%	2%
	100%	100%	100%	100%

1           Other assets comprise alternative asset classes including investments in infrastructure funds and private equity funds. These assets are predominantly unquoted.

Equity and debt instruments are predominantly quoted assets while property assets are predominantly unquoted.

Investments held in Westpac and related entities

	Consolidated		Parent Entity
$m	2015	2014	2015	2014
Value of plan assets invested in debt and equity securities of Westpac	3	11	-	-
Value of plan assets invested in related parties of Westpac	-	1	-	1
Total	3	12	-	1

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2015.

258	2015 Westpac Group Annual Report

Notes to the financial statements

OTHER

Note 39. Auditor’s remuneration

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
$’000	2015	2014	2015	2014
Audit and audit related fees
Audit fees
PwC Australian firm	17,426	16,459	16,867	15,910
Related practices of PwC	3,018	3,446	439	444
Total audit fees paid to PwC	20,444	19,905	17,306	16,354
Audit related fees
PwC Australian firm	933	917	726	877
Related practices of PwC	127	310	-	126
Total audit related fees paid to PwC	1,060	1,227	726	1,003
Total audit and audit related fees paid to PwC	21,504	21,132	18,032	17,357
Tax fees
PwC Australian firm	441	600	22	600
Related practices of PwC	3	11	-	-
Total tax fees paid to PwC	444	611	22	600
All other fees
PwC Australian firm	1,574	2,407	888	2,226
Related practices of PwC	-	81	-	37
Total all other fees paid to PwC	1,574	2,488	888	2,263
Total remuneration paid to PwC	23,522	24,231	18,942	20,220

It is Westpac’s policy to engage the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

In the tables above, audit services include the year end audit and review of the half year statutory reports and comfort letters associated with debt issues and capital raisings for the Parent Entity, its controlled entities and the Group.

Audit-related services include consultations regarding accounting standards and reporting requirements and regulatory compliance reviews.

Taxation services include tax compliance and tax advisory services.

Other services include assurance on the development of an upgraded Wealth platform, data controls review and global analysis of regulatory expectations on Trade Surveillance Technology.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $9.9 million in total (2014: $7.9 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Note 40. Related party disclosures

Accounting policy

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operating decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and superannuation plans as well as key management personnel, and persons connected with key management personnel.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

2015 Westpac Group Annual Report	259

Note 40. Related party disclosures (continued)

Subsidiaries

Details of the Group’s subsidiaries are presented in Note 35.

Transactions between the Parent Entity and its subsidiaries during 2015 have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from subsidiaries, in the form of dividends or interest, are set out in Note 3 and Note 4.

Other intragroup transactions, which may or may not be on commercial terms, include the provision of management and administration services, staff training, data processing facilities, transfer of tax losses, and the leasing of property and equipment. Similar transactions between Group entities and other related parties have been almost invariably on commercial terms and conditions as agreed between the parties.

Balances due from and due to subsidiaries are disclosed in the balance sheet on page 118.

The details of the agreements entered into between the Parent Entity and its wholly owned Australian subsidiaries as a result of the tax consolidation legislation are set out in Note 7.

The details of Parent Entity guarantees and undertakings extended by the Parent Entity to entities in the Group are set out in Note 31.

Associates

Transactions between the Parent Entity and its associates during 2015 have included the provision of a wide range of banking and other financial facilities and funds management activities on commercial terms and conditions. Details of the Group’s associates are presented in Note 35.

Superannuation plans

Details of Group’s defined benefit plans and the contributions made to these plans are detailed in Note 38. Contributions made by the Group to defined contribution plans were $300 million (2014: $279 million).

Key management personnel

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Westpac, directly or indirectly, including any director (whether executive or otherwise).

Compensation of directors and other key management personnel

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

$	Short-term Benefits	Post Employment Benefits	Termination Benefits	Share-based Payments	Total
Consolidated
2015	28,494,588	553,853	2,584,709	16,901,143	48,534,293
2014	32,629,048	433,456	-	19,010,878	52,073,382
Parent Entity
2015	27,276,010	484,294	2,584,709	16,601,039	46,946,052
2014	31,449,374	429,955	-	18,632,631	50,511,960

Detailed remuneration disclosures of Non-executive Directors, the CEO and other key management personnel are included in the Remuneration report in Section 1.

Financial transactions with Directors and other key management personnel disclosures

All financial instrument transactions that have occurred during the financial year between the Directors or other key management personnel and the Group are in the ordinary course of business on normal terms and conditions (including interest and collateral) as apply for comparable transactions with other persons including employees and did not involve more than the normal risk of repayment or present other unfavourable features. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

$	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Number in Group at End of Year
2015	18,442,040	867,564	-	15,445,388	10
2014	14,837,949	884,631	-	18,442,040	10

260	2015 Westpac Group Annual Report

Notes to the financial statements

Note 40. Related party disclosures (continued)

Options and share rights holdings1

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2015 by the CEO and other key management personnel (including their related parties):

	Latest Date for Exercise	Number of Share Rights	Number of Options	Exercise Price of Options
Managing Director & Chief Executive Officer
Brian Hartzer	Ranges from 1 October 2022 to 1 October 2024	246,155	-	n/a
Group Executives
John Arthur	Ranges from 1 October 2020 to 1 October 2024	251,163	-	n/a
Philip Coffey	Ranges from 1 October 2020 to 1 October 2024	282,039	-	n/a
Brad Cooper	Ranges from 1 October 2020 to 1 October 2024	251,914	-	n/a
David Curran	1 October 2014	63,519	-	n/a
George Frazis	Ranges from 1 October 2020 to 1 October 2024	173,597	-	n/a
Alexandra Holcomb	Ranges from 1 October 2020 to 1 October 2024	120,060	-	n/a
	17 December 2017	-	38,847	$30.10
Peter King	Ranges from 1 October 2020 to 1 October 2024	122,900	-	n/a
David Lindberg	Ranges from 1 October 2023 to 1 October 2024	64,984	-	n/a
David McLean	Ranges from 1 October 2020 to 1 September 2025	54,541	-	n/a
Christine Parker	Ranges from 1 October 2020 to 1 October 2024	144,970	-	n/a
Former Managing Director & Chief Executive Officer
Gail Kelly	Ranges from 1 October 2020 to 1 October 2023	390,534	-	n/a
Former Group Executives
Rob Whitfield	Ranges from 1 October 2020 to 1 July 2025	187,525	-	n/a
Jason Yetton	Ranges from 1 October 2020 to 1 October 2024	214,022	-	n/a

1           Lyn Cobley has not yet been awarded any options or share rights.

Further details of the equity holdings of key management personnel are included in the Remuneration report in Section 1.

Note 41. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash at branches, Reserve Bank settlement account balances and nostro balances. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate. These balances have a maturity of less than three months.

Cash and cash equivalents

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Cash on hand	9,282	19,582	9,862	8,575	18,952
Balances with central banks	5,488	6,178	1,837	4,797	4,448
Total cash and cash equivalents	14,770	25,760	11,699	13,372	23,400

2015 Westpac Group Annual Report	261

Note 41. Notes to the cash flow statements (continued)

Reconciliation of net cash (used in)/provided by operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Reconciliation of net cash (used in)/provided by operating activities to net profit for the year[1]
Net profit for the year	8,068	7,625	6,825	6,747	7,234
Adjustments:
Depreciation, amortisation and impairment	1,671	1,020	904	1,476	867
Impairment charges	884	756	923	704	634
Other non-cash items	(273)	900	2,212	970	(359)
Net (increase)/decrease in derivative financial instruments	11,730	(3,329)	9,126	11,497	(3,028)
Net (decrease)/increase in current and deferred tax	(78)	332	147	(906)	(221)
Net (increase)/decrease in life insurance assets and liabilities	(191)	(156)	(154)	-	-
(Increase)/decrease in other operating assets:
Accrued interest receivable	115	(64)	84	108	(47)
Trading securities and financial assets designated at fair value	21,538	1,724	(319)	22,668	1,083
Loans	(39,569)	(35,734)	(15,667)	(38,270)	(33,659)
Receivables due from other financial institutions	(1,000)	3,932	(511)	(2,108)	3,966
Regulatory deposits with central banks overseas	497	126	489	511	145
Other assets	95	121	425	729	667
(Decrease)/increase in other operating liabilities:
Accrued interest payable	(291)	(53)	(376)	(301)	(55)
Provisions	(1,137)	(1,174)	(1,309)	(1,045)	(962)
Other financial liabilities at fair value through income statement	(10,027)	9,079	266	(9,945)	8,992
Deposits and other borrowings	8,526	34,229	22,155	6,548	32,244
Payables due to other financial institutions	(1,194)	9,419	363	(1,544)	9,280
Other liabilities	95	(382)	(3)	158	(423)
Net cash (used in)/provided by operating activities	(541)	28,371	25,580	(2,003)	26,358

1    The presentation has been revised to better reflect the nature of our business. Certain cash flows have been reclassified between operating activities and comparatives have been revised for consistency. Changes did not have an impact on the reported net increase/decrease in cash and cash equivalents.

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

262	2015 Westpac Group Annual Report

Notes to the financial statements

Note 41. Notes to the cash flow statements (continued)

Details of assets and liabilities of controlled entities and business acquired

	Consolidated
$m	2015	2014	2013
Fair value of assets and liabilities of controlled entities and businesses acquired
Assets acquired:
Cash and balances with central banks	-	149	-
Derivative financial instruments	-	30	-
Loans	-	7,895	-
Identifiable intangible assets	-	56	-
Property and equipment	-	80	-
Other assets	-	6	-
Total assets acquired	-	8,216	-
Liabilities acquired:
Provisions	-	11	-
Deferred tax liabilities	-	25	-
Debt issues	-	488	-
Borrowings	-	6,368	-
Other liabilities	-	24	-
Total liabilities acquired	-	6,916	-
Fair value of identifiable net assets acquired	-	1,300	-
Goodwill	-	225	-
Total	-	1,525	-
Cash consideration
Purchase of shares	-	1,525	-
Replacement of intergroup funding	-	6,368	-
Total cash consideration	-	7,893	-
Cash consideration	-	7,893	-
Less cash and cash equivalents acquired	-	(149)	-
Cash paid (net of cash acquired)	-	7,744	-

Businesses disposed

Partial sale of BT Investment Management Limited (BTIM)

Westpac sold 28% of its interest in BT Investment Management (BTIM) via both an Institutional Offer (19%) and Retail Offer (9%) priced at $8.20 per share. Following settlement of the institutional offer transaction on 23 June 2015 the Group lost control of BTIM. Following the completion of the retail offer on 16 July 2015, Westpac now holds 31% of BTIM.

A gain on sale of $1,036 million was recognised in non-interest income. This gain consists of both the realised gain on the 28% of BTIM sold ($492 million) and also an unrealised gain on the 31% retained ($544 million).

The remaining 31% investment in BTIM was initially recognised at $745 million being its fair value on the transaction date. Subsequently, the investment will be accounted for using the equity method. Refer Note 35 for further details regarding the retained ownership interest.

The total consideration received, net of transaction costs, was $654 million, satisfied in cash.

Pacific Islands

Westpac sold its banking operations in Samoa, Cook Islands, and Tonga to the Bank of South Pacific Limited (BSP). Settlement occurred on 10 July 2015, with a loss of $3 million recognised in operating expenses.

The total consideration received, net of transaction costs, was $85 million, satisfied in cash.

The Warehouse Financial Services Limited

Westpac sold The Warehouse Financial Services Limited on 30 September 2015, with a gain of $3 million recognised in non-interest income.

The total consideration received, net of transaction costs, was $4 million, satisfied in cash.

2015 Westpac Group Annual Report	263

Note 41. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control was lost

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Assets:
Cash and balances with central banks	95	-	-	6	-
Trading securities and financial assets designated at fair value	75	-	-	-	-
Available-for-sale securities	90	-	-	-	-
Loans	226	-	-	72	-
Regulatory deposits with central banks overseas	8	-	-	-	-
Property and equipment	11	-	-	2	-
Deferred tax assets	36	-	-	3	-
Goodwill and other intangible assets	450	-	-	-	-
Other assets	84	-	-	22	-
Total assets	1,075	-	-	105	-
Liabilities:
Deposits and other borrowings	267	-	-	90	-
Debt issues	20	-	-	-	-
Current tax liabilities	14	-	-	-	-
Provisions	98	-	-	-	-
Deferred tax liabilities	23	-	-	-	-
Other liabilities	55	-	-	-	-
Total liabilities	477	-	-	90	-
Net assets	598	-	-	15	-
Non-controlling interests	(84)	-	-	-	-
Total equity attributable to owners of Westpac Banking Corporation	514	-	-	15	-
Cash proceeds (net of transaction costs)	743	-	-	22	-
Fair value of retained interest	745	-	-	-	-
Total consideration	1,488	-	-	22	-
Reserves recycled to income statement	62	-	-	(2)	-
Gain/(loss) on disposal	1,036	-	-	5	-
Reconciliation of cash proceeds from disposal
Cash proceeds received	743	-	-	22	-
Less: Cash deconsolidated	(95)	-	-	(6)	-
Cash consideration received (net of transaction costs and cash held)	648	-	-	16	-

Non-cash financing activities

	Consolidated			Parent Entity
$m	2015	2014	2013	2015	2014
Shares issued under the dividend reinvestment plan[1]	1,412	-	531	1,412	-
Issuance of loan capital[2]	-	529	332	-	529
Shares issued on redemption of Westpac SPS	-	-	173	-	-

1    The dividend reinvestment plan for 2014: interim dividend and 2013 final and special dividends ($1,022 million) (2013: interim dividend $543 million) was satisfied in full through purchase of existing shares and transfer of shares to participating shareholders.

2    In 2014, amounts relate to holders of Westpac SPS II who participated in the reinvestment offer to subscribe for Westpac Capital Notes 2. In 2013, amounts relate to holders of Westpac SPS who participated in the reinvestment offer to subscribe for Westpac Subordinates Notes II.

Restricted cash

The amount of cash and cash equivalents not available for use at 30 September 2015 was $132 million (2014: $35 million) for the Group.

Note 42. Subsequent events

On 14 October 2015, Westpac announced a fully underwritten, pro rata accelerated renounceable entitlement offer to raise approximately $3.5 billion of share capital. The capital raised responds to changes in mortgage risk weights that will increase the amount of capital required to be held against mortgages by more than 50%, with increased regulatory requirement to be applied from 1 July 2016. New shares issued under the entitlement offer will not be entitled to the 2015 final dividend of 94 cents per share.

264	2015 Westpac Group Annual Report

Notes to the financial statements

Note 42. Subsequent events (continued)

Shares for the institutional component of the entitlement offer were issued on 29 October 2015 raising approximately $1.6 billion. Shares for the retail component for the remaining approximately $1.9 billion are scheduled to be issued on 20 November 2015.

No other matters have arisen since the year ended 30 September 2015 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

2015 Westpac Group Annual Report	265

Directors’ declaration

In the Directors’ opinion:

a.             the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2015’ are in accordance with the Corporations Act 2001, including:

i.                complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.             giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2015 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman Sydney 2 November 2015	Brian Hartzer Managing Director & Chief Executive Officer

266	2015 Westpac Group Annual Report

Statutory statements

Management’s report on internal control over financial reporting

The following report is required by rules of the US Securities and Exchange Commission

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13a – 15 (f) under the Securities Exchange Act of 1934, as amended. Westpac’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2015 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2015 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

2015 Westpac Group Annual Report	267

Independent auditor’s report to the members of Westpac Banking Corporation

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the ‘Corporation’), which comprises the balance sheets as at 30 September 2015, the income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Consolidated Entity.  The Consolidated Entity comprises the Corporation and the entities it controlled at year’s end or from time to time during the financial year.

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

Auditor’s opinion

In our opinion:

(a)   the financial report of Westpac Banking Corporation is in accordance with the Corporations Act 2001, including:

(i)    giving a true and fair view of the Corporation’s and Consolidated Entity’s financial position as at 30 September 2015 and of their performance for the year ended on that date; and

(ii)   complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b)   the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

268	2015 Westpac Group Annual Report

Statutory statements

Report on the Remuneration Report

We have audited the Remuneration Report included in Section 1 of the Annual Report for the year ended 30 September 2015. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the Remuneration Report of Westpac Banking Corporation for the year ended 30 September 2015 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Michael Codling Partner	Andrew Wilson Partner

Sydney 2 November 2015

2015 Westpac Group Annual Report	269

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2015 and 30 September 2014, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying financial statements.  Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

270	2015 Westpac Group Annual Report

Statutory statements

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

PricewaterhouseCoopers
Sydney, Australia
2 November 2015

2015 Westpac Group Annual Report	271

This page is intentionally left blank

272	2015 Westpac Group Annual Report

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 2 October 2015

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	577,884,330	18.15
J P Morgan Nominees Australia Limited	358,040,748	11.25
National Nominees Limited	312,571,318	9.82
Citicorp Nominees Pty Limited	192,467,775	6.05
Cogent Nominees Pty Limited	70,328,517	2.21
RBC Investor Services Australia Nominees Pty Limited	37,906,118	1.19
AMP Life Limited	21,142,289	0.66
Australian Foundation Investment Company Limited	17,135,000	0.54
UBS Wealth Management Australia Nominees Pty Ltd	12,894,086	0.40
Bond Street Custodians Limited	12,097,288	0.38
Argo Investments Limited	10,653,569	0.33
Milton Corporation Limited	10,451,306	0.33
BNP Paribas	9,277,263	0.29
Navigator Australia Ltd	7,543,706	0.24
Questor Financial Services Limited	5,468,023	0.17
Nulis Nominees (Australia) Limited	4,793,797	0.15
Invia Custodian Pty Limited	4,255,481	0.13
Netwealth Investments Limited	2,956,951	0.09
ANZ Executors & Trustee Company	2,951,148	0.09
JMB Pty Ltd	2,676,208	0.08
Total of Top 20 registered shareholders	1,673,494,921	52.56

As at 2 October 2015 there were 615,493 holders of our ordinary shares compared to 595,907 in 2014 and 579,695 in 2013. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 2 October 2015 (approximately 98% in 2014 and 98% in 2013).

Substantial shareholders as at 2 October 2015

As at 2 October 2015 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

Significant changes in ordinary share ownership of substantial shareholders

There have been no significant changes in ordinary share ownership of substantial shareholders during the full year ended 30 September 2015.

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

At 30 September 2015, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 1,065,879 (0.0335%) of the fully paid ordinary shares outstanding.

274	2015 Westpac Group Annual Report

Shareholding information

Analysis by range of holdings of ordinary shares as at 2 October 2015

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	346,829	56.35	141,421,520	4.44	14
1,001	–	5,000	207,919	33.78	475,688,809	14.94	75
5,001	–	10,000	36,413	5.92	256,130,946	8.04	19
10,001	–	100,000	23,689	3.85	498,689,229	15.66	99
100,001 and over			643	0.10	1,811,977,282	56.91	53
Totals			615,493	100.00	3,183,907,786	100.00	260

There were 11,218 shareholders holding less than a marketable parcel ($500) based on a market price of $29.75 at the close of trading on 2 October 2015.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Convertible Preference Shares (Westpac CPS)

Top 20 holders of Westpac CPS as at 2 October 2015

	Number of Westpac CPS	% Held
UBS Wealth Management Australia	471,443	3.96
HSBC Custody Nominees	311,206	2.62
BT Portfolio Services Limited	233,672	1.96
Navigator Australia Limited	233,488	1.96
Questor Financial Services Limited	212,166	1.78
Nulis Nominees (Australia) Limited	206,942	1.74
National Nominees Limited	204,275	1.72
Netwealth Investments Limited	149,984	1.26
Avanteos Investments Limited	126,726	1.07
J P Morgan Nominees Australia Ltd	109,417	0.92
Austrust Limited	96,633	0.81
Dimbulu Pty Ltd	70,000	0.59
Mrs Linda Anne van Lieshout	60,000	0.50
RBC Dexia Investor Services Australia Nominees Pty Limited	50,845	0.43
Asgard Capital Management Ltd	50,000	0.42
Eastcote Pty Ltd	50,000	0.42
Finot Pty Ltd	50,000	0.42
JMB Pty Ltd	50,000	0.42
Randazzo C & G Developments Pty Ltd	50,000	0.42
Citicorp Nominees Pty Limited	46,779	0.39
Total of Top 20 registered holders	2,833,576	23.82

Analysis by range of holdings of Westpac CPS as at 2 October 2015

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	18,035	93.11	5,402,137	45.42
1,001	–	5,000	1,182	6.10	2,578,428	21.68
5,001	–	10,000	92	0.47	718,085	6.04
10,001	–	100,000	53	0.27	1,504,200	12.65
100,001 and over			7	0.04	1,690,755	14.22
Totals			19,369	100.00	11,893,605	100.00

There were nine security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $97.85 at the close of trading on 2 October 2015.

2015 Westpac Group Annual Report	275

Westpac Capital Notes

Top 20 holders of Westpac Capital Notes as at 2 October 2015

	Number of Westpac Capital Notes	% Held
UBS Wealth Management Australia	610,038	4.41
HSBC Custody Nominees	315,508	2.28
BT Portfolio Services Limited	246,417	1.78
National Nominees Limited	217,696	1.57
J P Morgan Nominees Australia Ltd	208,890	1.51
Citicorp Nominees Pty Limited	189,989	1.37
Pejr Pty Ltd	184,462	1.33
Questor Financial Services Limited	137,143	0.99
Austrust Limited	125,101	0.90
Tandom Pty Ltd	100,000	0.72
Williambury Pty Ltd	100,000	0.72
V S Access Pty Ltd	90,000	0.65
Netwealth Investments Limited	75,761	0.55
Cogent Nominees Pty Limited	74,350	0.54
Navigator Australia Limited	71,638	0.52
Nulis Nominees (Australia) Limited	59,573	0.43
Bond Street Custodians Limited	52,874	0.38
Northern Metropolitan Cemeteries	50,000	0.36
Royal Freemasons Benevolent Institution	50,000	0.36
Mr Alexander Shaw	50,000	0.36
Total of Top 20 registered holders	3,009,440	21.75

Analysis by range of holdings of Westpac Capital Notes as at 2 October 2015

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	16,729	90.32	5,535,181	40.01
1,001	–	5,000	1,607	8.68	3,475,299	25.12
5,001	–	10,000	117	0.63	953,564	6.89
10,001	–	100,000	60	0.32	1,809,276	13.08
100,001 and over			9	0.05	2,062,370	14.91
Totals			18,522	100.00	13,835,690	100.00

There were six security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $96.20 at the close of trading on 2 October 2015.

276	2015 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 2 October 2015

	Number of Westpac Capital Notes 2	% Held
BT Portfolio Services Limited	448,226	3.42
Pejr Pty Ltd	352,774	2.69
HSBC Custody Nominees (Australia) Limited	277,652	2.12
UBS Wealth Management Australia Nominees Pty Ltd	212,001	1.62
National Nominees Limited	190,287	1.45
Navigator Australia Limited	140,957	1.08
Invia Custodian Pty Limited	129,386	0.99
Nulis Nominees (Australia) Limited	124,850	0.95
Questor Financial Services Limited	111,429	0.85
Netwealth Investments Limited	109,532	0.84
Mrs Eva Maria Lederer	100,000	0.76
Paul Lederer Pty Ltd	90,540	0.69
Bond Street Custodians Limited	73,198	0.56
Pershing Australia Nominees Pty Ltd	71,429	0.55
J P Morgan Nominees Australia Ltd	64,370	0.49
Rakio Pty Ltd	63,000	0.48
Alsop Pty Ltd	60,000	0.46
Dimbulu Pty Ltd	51,000	0.39
Bayswater Car Rental Pty Ltd	50,000	0.38
Domer Mining Co P/L	50,000	0.38
Ms Sarah Louise Haddrick	50,000	0.38
Royal Freemasons Benevolent Institution	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Total of Top 20 registered holders	2,920,631	22.29

Analysis by range of holdings of Westpac Capital Notes 2 as at 2 October 2015

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 2%		Westpac Capital Notes 2%
1	–	1,000	14,451	88.88	4,856,514	37.06
1,001	–	5,000	1,593	9.80	3,528,507	26.92
5,001	–	10,000	127	0.78	993,363	7.58
10,001	–	100,000	81	0.50	2,194,518	16.74
100,001 and over			7	0.04	1,532,803	11.70
Totals			16,259	100.00	13,105,705	100.00

There were four security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $90.00 at the close of trading on 2 October 2015.

2015 Westpac Group Annual Report	277

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 2 October 2015

	Number of Westpac Capital Notes 3	% Held
UBS Wealth Management Australia Nominees Pty Ltd	698,826	5.28
HSBC Custody Nominees (Australia) Limited	382,898	2.89
JDB Services Pty Ltd	272,000	2.05
Navigator Australia Limited	209,070	1.58
Citicorp Nominees Pty Limited	174,701	1.32
National Nominees Limited	148,528	1.12
Invia Custodian Pty Limited	126,430	0.95
Nulis Nominees (Australia) Limited	109,540	0.83
Balanced Property Pty Ltd	100,000	0.76
Tandom Pty Ltd	100,000	0.76
Netwealth Investments Limited	72,075	0.54
V S Access Pty Ltd	60,000	0.45
RBC Dexia Investor Services Australia Nominees Pty Limited	55,683	0.42
Bob Spargo Investments Pty Ltd	51,670	0.39
Barob Pty Limited	50,000	0.38
Dimbulu Pty Ltd	50,000	0.38
JMB Pty Ltd	50,000	0.38
KMJ Pty Ltd	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
The Walter and Eliza Hall Institute of Medical Research	50,000	0.38
Total of Top 20 registered holders	2,861,421	21.60

Analysis by range of holdings of Westpac Capital Notes 3 as at 2 October 2015

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 3%		Westpac Capital Notes 3%
1	–	1,000	11,886	87.73	4,290,941	32.40
1,001	–	5,000	1,437	10.61	3,416,888	25.80
5,001	–	10,000	128	0.94	1,098,461	8.29
10,001	–	100,000	91	0.67	2,480,816	18.73
100,001 and over			7	0.05	1,957,174	14.78
Totals			13,549	100.00	13,244,280	100.00

There was one security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $97.80 at the close of trading on 2 October 2015.

278	2015 Westpac Group Annual Report

Shareholding information

Voting rights of Westpac CPS, Westpac Capital Notes, Westpac Capital Notes 2 and Westpac Capital Notes 3

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

In accordance with the terms of issue, holders of Westpac Capital Notes, Westpac Capital Notes 2 and Westpac Capital Notes 3 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac CPS, Westpac Capital Notes, Westpac Capital Notes 2 or Westpac Capital Notes 3 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Domicile1 of ordinary shareholders as at 2 October 2015

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	587,277	95.42	3,127,243,704	98.22
New Zealand	23,919	3.89	41,132,184	1.29
United Kingdom	1,622	0.26	3,431,126	0.11
United States	561	0.09	1,432,725	0.04
Other overseas	2,114	0.34	10,668,047	0.34
Totals	615,493	100.00	3,183,907,786	100.00

Domicile1 of holders of Westpac CPS as at 2 October 2015

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	19,357	99.94	11,889,734	99.97
New Zealand	4	0.02	2,300	0.02
United Kingdom	3	0.02	1,100	0.01
United States	3	0.02	130	-
Other overseas	2	0.01	341	-
Total	19,369	100.00	11,893,605	100.00

Domicile1 of holders of Westpac Capital Notes as at 2 October 2015

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	18,499	99.88	13,817,272	99.87
New Zealand	3	0.02	10,635	0.08
United Kingdom	2	0.01	550	-
United States	5	0.03	3,341	0.02
Other overseas	13	0.07	3,892	0.03
Total	18,522	100.00	13,835,690	100.00

1            Based on registered address of holder.

2015 Westpac Group Annual Report	279

Domicile1 of holders of Westpac Capital Notes 2 as at 2 October 2015

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 2	Westpac Capital Notes 2
Australia	16,254	99.97	13,100,423	99.96
New Zealand	-	-	-	-
United Kingdom	-	-	-	-
United States	1	0.01	782	0.01
Other overseas	4	0.02	4,500	0.03
Total	16,259	100.00	13,105,705	100.00

Domicile1 of holders of Westpac Capital Notes 3 as at 2 October 2015

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 3	Westpac Capital Notes 3
Australia	13,533	99.88	13,213,300	99.77
New Zealand	6	0.04	3,600	0.03
United Kingdom	2	0.01	400	-
United States	1	0.01	1,300	0.01
Other overseas	7	0.05	25,680	0.19
Total	13,549	100.00	13,244,280	100.00

1      Based on registered address of holder.

280	2015 Westpac Group Annual Report

Shareholding information

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing one ordinary share, are listed on the NYSE1.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2015	40.07	29.10	31.18	20.43
September 2014	35.99	30.00	33.31	26.70
September 2013	34.79	24.23	175.29	27.98
September 2012	24.99	19.00	130.63	92.34
September 2011	25.60	17.84	138.40	91.63

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2015:
September	35.15	29.10	25.79	20.43
June	40.07	31.00	30.77	23.92
March	39.89	32.38	31.18	26.44
2014:
December	34.94	31.33	31.07	25.80
September	35.37	31.40	33.00	27.66
June	35.99	33.39	33.16	31.09
March	34.82	30.00	32.06	26.70
2013:
December	34.98	30.26	33.31	27.45
September	33.49	27.62	144.36	27.98
June	34.79	27.15	175.29	125.91
March	31.99	26.06	162.02	136.98
2012:
December	26.40	25.36	137.91	132.67
September	24.99	21.25	130.63	109.53
June	23.07	20.00	119.00	97.71
March	22.09	19.94	114.48	102.92

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2015	High	Low	High	Low
September	31.81	29.10	22.53	20.64
August	35.15	29.20	25.54	20.43
July	35.04	32.01	25.79	24.45
June	33.94	31.00	26.05	23.92
May	36.94	31.92	28.99	25.34
April	40.07	36.21	30.77	28.86

1   On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary share to one ADS representing one Westpac fully paid ordinary share.

2   Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

2015 Westpac Group Annual Report	281

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

Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of:

▪          share distributions, stock splits, rights, mergers; and

▪          exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.

US$5.00 or less per 100 ADS (or portion thereof) evidenced by the new ADS delivered.
Receiving or distributing cash dividends.	Distribution of cash dividends.	US$0.05 or less per ADS.
Withdrawing an underlying ordinary share.	Acceptance of ADS surrendered for withdrawal of deposited ordinary shares.	US$5.00 or less for each 100 ADS (or portion thereof) evidenced by the ADS surrendered.
General depositary services, particularly those charged on an annual basis.	Other services performed by the Depositary in administering the ADS program.	US$0.05 or less per ADS.
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

Reimbursed or Waived for 2015
Category of Expense Reimbursed to Westpac or Fee Waived	US$’000s
Investor relations	219
NYSE listing fees	45
Total	264

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

282	2015 Westpac Group Annual Report

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

b.    the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

–   supporters of the former Federal Republic of Yugoslavia (the Milosevic regime) and certain persons indicted within the jurisdiction of the International Criminal Tribunal for the former Yugoslavia;

–   persons or entities engaged in activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe;

–   certain entities and individuals associated with the Democratic People’s Republic of Korea;

–   persons or entities that have contributed to or are contributing to Iran’s nuclear or missile program;

–   certain individuals and entities associated with the former Qadhafi regime in Libya;

–   certain individuals and entities associated with the Myanmar military;

–   certain individuals and entities supporting the Syrian regime; and

–   persons who have been instrumental in the threat to the sovereignty and territorial integrity of Ukraine,

without the prior approval of the Minister for Foreign Affairs.

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

2015 Westpac Group Annual Report	283

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

284	2015 Westpac Group Annual Report

Shareholding information

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

2015 Westpac Group Annual Report	285

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

286	2015 Westpac Group Annual Report

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

2015 Westpac Group Annual Report	287

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

288	2015 Westpac Group Annual Report

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

Convening general meetings

Under our constitution, our Directors may convene and arrange to hold a general meeting of Westpac whenever they think fit and must do so if required to do so under the Corporations Act and ASX Listing Rules. Under the Corporations Act, our Directors must call and arrange to hold a general meeting of Westpac if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the general meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of Westpac at their own expense.

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Documents on display

We are subject to the disclosure requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports with, and furnish other information to, the US Securities & Exchange Commission (SEC). These materials and other information furnished by us may be inspected and copied at the SEC’s Conventional and Electronic Reading Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Conventional and Electronic Reading Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this website.

2015 Westpac Group Annual Report	289

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2016²	2015	2014	2013	2012	2011
	(US$ per A$1.00)
High	0.7328	0.8904	0.9705	1.0579	1.0806	1.1026
Low	0.7025	0.6917	0.8715	0.8901	0.9453	0.9594
Average[3]	n/a	0.7781	0.9155	0.9885	1.0371	1.0318
Close (on 30 September)[4]	n/a	0.7020	0.8737	0.9342	1.0388	0.9744

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2015²	2015	2015	2015	2015	2015
	(US$ per A$1.00)
High	0.7328	0.7222	0.7419	0.7664	0.7831	0.8118
Low	0.7025	0.6917	0.7087	0.7278	0.7613	0.7631

1           The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2           Through to 23 October 2015. On 23 October 2015, the noon buying rate was A$1.00 = US$0.7215.

3           The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4           The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

290	2015 Westpac Group Annual Report

Additional information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Rebecca Lim

Rebecca Lim
Chief Compliance Officer & Group General Counsel
Dated November 2, 2015

2015 Westpac Group Annual Report	291

Information for shareholders

Financial calendar

Westpac Ordinary Shares (ASX code: WBC)
Record date for final dividend	13 November 2015[1]
Annual General Meeting	11 December 2015
Final dividend payable	21 December 2015
Financial Half Year end	31 March 2016
Interim results and dividend announcement	2 May 2016
Ex-dividend date for interim dividend	12 May 2016[3]
Record date for interim dividend	13 May 2016[2,3]
Interim dividend payable	4 July 2016[3]
Financial Year end	30 September 2016
Final results and dividend announcement	7 November 2016
Ex-dividend date for final dividend	14 November 2016[4,7]
Record date for final dividend	15 November 2016[5,7]
Annual General Meeting	9 December 2016[6]
Final dividend payable	21 December 2016[7]
[1]	Record date for 2015 final dividend in New York – 12 November 2015.
[2]	Record date for 2016 interim dividend in New York – 12 May 2016.
[3]	Dates will be confirmed at the time of announcing the 2016 interim results.
[4]	Ex-dividend date for 2016 final dividend in New York – 10 November 2016.
[5]	Record date for 2016 final dividend in New York – 14 November 2016.
[6]	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2016.
[7]	Dates will be confirmed at the time of announcing the 2016 final results.

Westpac Convertible Preference Shares

(ASX code: WBCPC)

Record date for semi-annual dividend	23 March 2016
Payment date for semi-annual dividend	31 March 2016
Record date for semi-annual dividend	22 September 2016
Payment date for semi-annual dividend	30 September 2016

Westpac Capital Notes (ASX code: WBCPD)

Record date for quarterly distribution	30 November 2015
Payment date for quarterly distribution	8 December 2015
Record date for quarterly distribution	29 February 2016
Payment date for quarterly distribution	8 March 2016
Record date for quarterly distribution	31 May 2016
Payment date for quarterly distribution	8 June 2016
Record date for quarterly distribution	31 August 2016
Payment date for quarterly distribution	8 September 2016

Westpac Capital Notes 2 (ASX code: WBCPE)

Record date for quarterly distribution	15 December 2015
Payment date for quarterly distribution	23 December 2015
Record date for quarterly distribution	15 March 2016
Payment date for quarterly distribution	23 March 2016
Record date for quarterly distribution	15 June 2016
Payment date for quarterly distribution	23 June 2016
Record date for quarterly distribution	15 September 2016
Payment date for quarterly distribution	23 September 2016

Westpac Capital Notes 3 (ASX code: WBCPF)

Record date for quarterly distribution	14 December 2015
Payment date for quarterly distribution	22 December 2015
Record date for quarterly distribution	11 March 2016[1]
Payment date for quarterly distribution	22 March 2016
Record date for quarterly distribution	14 June 2016
Payment date for quarterly distribution	22 June 2016
Record date for quarterly distribution	14 September 2016
Payment date for quarterly distribution	22 September 2016

1 Immediately preceding business day when a record date falls on a non-ASX business day.

Westpac Subordinated Notes (ASX code: WBCHA)

Record date for quarterly interest payment	13 November 2015[1]
Payment date for quarterly interest payment	23 November 2015
Record date for quarterly interest payment	15 February 2016
Payment date for quarterly interest payment	23 February 2016
Record date for quarterly interest payment	13 May 2016[1]
Payment date for quarterly interest payment	23 May 2016
Record date for quarterly interest payment	15 August 2016
Payment date for quarterly interest payment	23 August 2016

1 Immediately preceding business day when a record date falls on a non-ASX business day.

292	2015 Westpac Group Annual Report

Information for shareholders

Westpac Subordinated Notes II (ASX code: WBCHB)

Record date for quarterly interest payment	13 November 2015[1]
Payment date for quarterly interest payment	23 November 2015[2]
Record date for quarterly interest payment	12 February 2016[1]
Payment date for quarterly interest payment	22 February 2016
Record date for quarterly interest payment	13 May 2016[1]
Payment date for quarterly interest payment	23 May 2016[2]
Record date for quarterly interest payment	12 August 2016[1]
Payment date for quarterly interest payment	22 August 2016

1    Immediately preceding business day when a record date falls on a non-ASX business day.

2    Next business day when a payment due falls on a non-ASX business day.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the Grand Ballroom at the Sofitel Sydney Wentworth, Level 3, 61-101 Phillip Street, Sydney, on Friday, 11 December 2015, commencing at 10.00am (Sydney time).

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

2015 Westpac Group Annual Report	293

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

Shareholders who wish to register their email address should go to www.westpac.com.au/investorcentre and click on ‘Download a form’ under ‘Manage your shareholding’, or contact the Westpac share Registrar. For Registrar contact details see opposite.

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
21 Queen Street
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
PO Box 30170
College Station, TX 77842-3170, USA

ADS holder enquiries:
Telephone: 1-888-BNY-ADRS (1-888-269-2377)
(toll free number for domestic callers)
 International: +1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

1     Each ADS represents one fully paid ordinary share

294	2015 Westpac Group Annual Report

Glossary of abbreviations and defined terms

6MMA	Six month moving average

AAS	Australian Accounting Standards

AASB	Australian Accounting Standards Board

ABS	Asset-backed securities

ACCC	Australian Competition and Consumer Commission

ADI	Authorised Deposit-taking Institution

ADRs	American Depositary Receipts

ADS	American Depositary Shares

Advanced IRB	Advanced Internal Ratings Based

AFS	Australian Financial Services

AGM	Annual General Meeting

AIRB	Advanced Internal Ratings Based

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATMs	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transaction Reports and Analysis Centre

BAC	Board Audit Committee

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BBSW	Bank Bills Swap Rate

BOSI	BOS International Australia Limited

bps	Basis points

BRCC	Board Risk and Compliance Committee

BTFG	BT Financial Group (Australia)

BTIM	BT Investment Management Limited

CAPs	Collectively Assessed Provisions

Cash EPS	Cash earnings per share

Cash EPS CAGR	Compound Annual Growth in Cash EPS

CCE	Commodity, Carbon and Energy trading

CDO	Collateralised debt obligations

CDS	Credit default swap

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFAL	Capital Finance Australia Limited

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CGU	Cash-Generating Unit

CHF	Swiss franc

CLF	Committed Liquidity Facility

Corporations Act	Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CRS	Common Reporting Standard

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

D-SIBS	Domestic Systemically Important Banks

EAD	Exposure at default

EFTPOS	Electronic Funds Transfer Point Of Sale

EMIR	European Market Infrastructure Regulations

EPS	Earnings per share

ESG	Environmental, social and governance

ESP	Employee Share Plan

FATCA	Foreign Account Tax Compliance Act

FCA	Financial Conduct Authority

FCS	Financial Claims Scheme

FFIs	Foreign Financial Institutions

FMA	Financial Markets Authority

FMCA	Financial Markets Conduct Act

FMTR	Financial Markets and Treasury Risk

FOFA	Future of Financial Advice

FSB	Financial Stability Board

FTE	Full time equivalent employees

FUA	Funds under administration

FUM	Funds under management

FVA	Funding Valuation Adjustment

FX	Foreign Exchange

GHG	Greenhouse gas

G-SIBS	Global Systemically Important Banks

G-SIFI	Global Systemically Important Financial Institution

Hastings	Hastings Funds Management Limited

HKD	Hong Kong dollar

HKMA	Hong Kong Monetary Authority

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

ICAAP	Internal Capital Adequacy Assessment Process

IFRS	International Financial Reporting Standards

IGA	Intergovernmental Agreement

IRS	Internal Revenue Service

IOSCO	International Organization of Securities Commission

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

JOHCM	J O Hambro Capital Management

LCR	Liquidity Coverage Ratio

LGBTI	Lesbian, gay, bisexual, transgender and intersex

LGD	Loss given default

LIBOR	London InterBank Offer Rate

LTI Plan	Westpac Long Term Incentive Plan

LTIFR	Lost Time Injury Frequency Rate

LVR	Loan to value ratio

MFI	Main Financial Institution

2015 Westpac Group Annual Report	295

MiFID II	Markets in Financial Instruments Directive

Moody’s	Moody’s Investors Service

NaR	Net interest income-at-risk

NII	Net interest income

NPS	Net Promoter Score

NYSE	New York Stock Exchange

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OBR	Open Bank Resolution

OCC	Office of the Comptroller of the Currency

OFAC	Office of Foreign Assets Control

OTC	Over the counter

PD	Probability of default

PFIC	Passive foreign investment company

PNG	Papua New Guinea

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable Energy Certificates

RISKCO	Westpac Group Executive Risk Committee

RMBS	Residential Mortgage Backed Securities

RSP	Restricted Share Plan

RWA	Risk-weighted assets

S&P	Standard & Poor’s

SCF	Structured Commodities Finance

SEC	US Securities and Exchange Commission

SFR	Stable Funding Ratio

SIFIs	Systemically Important Financial Institutions

SME	Small to medium enterprises

SOx	Sarbanes- Oxley Act of 2002

SPS	Stapled Preferred Securities

SRAs	Settlement Residue Auctions

St.George	St.George Banking Group

The Group	Westpac Banking Corporation Group

TLAC	Total Loss Absorbing Capacity

2003 TPS	Trust Preferred Securities 2003

2004 TPS	Trust Preferred Securities 2004

2006 TPS	Trust Preferred Securities 2006

TSR	Total Shareholder Return

UKSS	UK Staff Superannuation Scheme

UNSC	United Nations Security Council

US	United States

VaR	Value at Risk

Westpac CN	Westpac Capital Notes

Westpac CPS	Westpac Convertible Preference Shares

WGP	Westpac Group Plan

Westpac RBB	Westpac Retail & Business Banking

WHS	Workplace Health and Safety

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

296	2015 Westpac Group Annual Report

Notes

2015 Westpac Group Annual Report	297

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer to note 35 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 2 November 2015.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.