Form 20-F
period 2016-09-30
WESTPAC BANKING CORP
filed 2016-11-09
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 1.050% Notes due November 25, 2016, Floating Rate Notes due November 25, 2016, 1.20% Notes due May 19, 2017, Floating Rate Notes due May 19, 2017, 2.0% Notes due August 14, 2017, 1.50% Notes due December 1, 2017, Floating Rate Notes due December 1, 2017, 1.60% Notes due January 12, 2018, 4.625% Subordinated Notes due 2018, 1.55% Notes due May 25, 2018, Floating Rate Notes due May 25, 2018, 2.25% Notes due July 30, 2018, Floating Rate Notes due July 30, 2018, 1.950% Notes due November 23, 2018, Floating Rate Notes due November 23, 2018, 2.25% Notes due January 17, 2019, Floating Rate Notes due January 17, 2019, 1.650% Notes due May 13, 2019, Floating Rate Notes due May 13, 2019, 1.600% Notes due August 19, 2019, Floating Rate Notes due August 19, 2019, 4.875% Notes due November 19, 2019, 2.30% Notes due May 26, 2020, 2.600% Notes due November 23, 2020, 2.100% Notes due May 13, 2021, Floating Rate Notes due May 13, 2021, 2.000% Notes due August 19, 2021, Floating Rate Notes due August 19, 2021, 2.850% Notes due May 13, 2026, 2.700% Notes due August 19, 2016 and notes issued under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,346,166,853 fully paid

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

Yes ☐     No ☒

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	6
Information on Westpac	7
Business strategy	7
Outlook	9
Significant developments	11
Corporate governance	18
Directors’ report	38
Remuneration Report	52
Section 2	81
Five year summary	82
Reading this report	83
Review of Group operations	85
Income statement review	87
Balance sheet review	95
Capital resources	99
Commitments	101
Divisional performance	102
Consumer Bank	105
Business Bank	106
BT Financial Group (Australia)	107
Westpac Institutional Bank	109
Westpac New Zealand	110
Group Businesses	111
Risk and risk management	115
Risk factors	115
Risk management	122
Credit risk	122
Liquidity risk	123
Market risk	124
Operational risk and compliance risk	125
Other risks	126
Westpac’s approach to sustainability	129
Sustainability performance	129

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

Five year non-financial summary	134
Other Westpac business information	136
Section 3	139
Financial statements	140
Notes to the financial statements	146
Statutory statements	259
Section 4	263
Shareholding information	264
Additional information	278
Information for shareholders	283
Glossary of abbreviations and defined terms	286

2016 Westpac Group Annual Report	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	82, 87, 95-97, 281
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	115-121
Item 4.	Information on Westpac
	History and development of Westpac	7, 9-17
	Business overview	7-17
	Organisational structure	8-9, 242-244
	Property, plants and equipment	136
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	85-100, 102-114
	Liquidity and capital resources	99-101, 123-124, 126-128
	Research and development, patents and licences etc.	Not applicable
	Trend information	87-99, 102-114
	Off-balance sheet arrangements	128
	Tabular disclosure of contractual obligations	101
	Safe harbor	83
Item 6.	Directors, senior management and employees
	Directors and senior management	38-46, 47-49
	Compensation	52-77, 253-255
	Board practices	20-41
	Employees	136
	Share ownership	47-49, 253-255, 264
Item 7.	Major shareholders and related party transactions
	Major shareholders	264-271
	Related party transactions	136-137, 253-255
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	139-262
	Significant changes	11-15, 258
Item 9.	The offer and listing
	Offer and listing details	272
	Plan of distribution	Not applicable
	Markets	283-284
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2016 Westpac Group Annual Report

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	278-280
	Material contracts	136
	Exchange controls	274-275
	Taxation	275-277
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	280
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	124-125, 214-216
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	273

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	128, 260, 261-262
Item 16A.	Audit committee financial expert	30
Item 16B.	Code of ethics	26-27
Item 16C.	Principal accountant fees and services	30, 253
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	100, 238-240
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	18
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	139-258
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2016, 2015 and 2014		140
Consolidated balance sheets as at 30 September 2016 and 2015		142
Consolidated statements of comprehensive income for the years ended 30 September 2016, 2015 and 2014		141
Consolidated statements of cash flows for the years ended 30 September 2016, 2015 and 2014		145
Notes to the financial statements		146-258
Management’s report on the internal control over financial reporting		260
Report of independent registered public accounting firm		261-262

2016 Westpac Group Annual Report	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	95, 163-165
Analysis of net interest earnings	88-89, 163-165
Volume and rate movement	88, 163-165
Part II Investment portfolio
Book value of investments	167
Maturity profile	168, 211-214
Book value and market value > 10% of shareholders	167
Part III Loan portfolio
Types of loans	169-172
Maturities and sensitivities of loans to changes in interest rates	173
Risk elements
Non-accrual, past due and restructured loans	98-99, 202-206
Potential problem loans	98-99
Foreign outstandings	123
Loan concentrations	122
Other interest bearing assets	166-168, 200-201
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	174-177
Allocation of the allowance for loan losses	174-177
Part V Deposits	180-181
Part VI Return on equity and assets	82-96
Part VII Short-term borrowings	182-183

4	2016 Westpac Group Annual Report

Guide 3 cross-reference index

This page is intentionally left blank

2016 Westpac Group Annual Report	5

Information on Westpac

Corporate governance

Directors’ report

(including Remuneration Report)

Information on Westpac

Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including consumer,1 business and institutional banking and wealth management services.

We have branches, affiliates and controlled entities2 throughout Australia, New Zealand, Asia and in the Pacific region, and maintain branches and offices in some of the key financial centres around the world.3

We were founded in 1817 and were the first bank established in Australia. In 1850, we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982, we changed our name to Westpac Banking Corporation following our merger with the Commercial Bank of Australia. On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001 (Cth) (Corporations Act).

At 30 September 2016, our market capitalisation was $99 billion4 and we had total assets of $839 billion.

Business strategy

Westpac’s vision is ‘To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow’.

Our strategy seeks to deliver on this vision by building deep and enduring customer relationships, being a leader in the community, being a place where the best people want to work and, in so doing, delivering superior returns for shareholders.

In delivering on our strategy, we are focused on our core markets, including Australia and New Zealand, where we provide a comprehensive range of financial products and services that assist us in meeting the financial services needs of customers. With our strong position in these markets, and over 13 million customers,5 our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.

1               A consumer is defined as a person that uses our products and services. It does not include business entities.

[2]               Refer to Note 35 to the financial statements for a list of our material controlled entities as at 30 September 2016.

[3]               Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

[4]               Based on the closing share price of our ordinary shares on the ASX as at 30 September 2016.

[5]               All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2016.

As we continue to build the business, the financial services environment remains challenging and has required us to maintain focus on strengthening our financial position while at the same time improving efficiency. This strengthening has involved lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning.

While we are currently one of the most efficient banks globally, as measured by a cost to income ratio, we continue to focus on ways to simplify our business to make it easier for customers to do business with us and to make work more enjoyable for our people. We believe that these improvement efforts also contribute to reducing unit costs that create capacity for further investment for growth.

2016 has been a year of delivery and building momentum against our Service Revolution strategy. The Service Revolution is seeking to: provide a truly personal service for customers while better anticipating their needs; put customers in control of their finances; respond to the increased pace of innovation, disruption and changing customer behaviours through digitisation and increasing our capacity for innovation; and innovate and simplify to reinvent the customer experience.

As part of our delivery of the Service Revolution, we have developed an integrated, multi-year plan that will be executed across the Group. In 2016, we pursued a number of transformation programs focused on the digitisation of the company through the design and development of a single bank technology infrastructure. We expect this will significantly transform customer experiences and drive operational efficiency. At the same time, our Consumer Bank and Business Bank transformation programs continued to deliver market-leading customer services, while lowering the cost to serve.

Over the year, substantial work has also been undertaken on conduct and culture, with work focused on creating a common understanding and approach to managing conduct across the Group. In addition, we have worked with the industry in the setup and implementation of the Australian Bankers’ Association action plan designed to protect consumer interests, increase transparency and accountability and build trust and confidence in banks.

Sustainability is part of our strategy of seeking to anticipate and shape the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. Our approach makes sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

Supporting our customer-focused strategy is a strong set of company-wide values, which are embedded in our culture. These are:

▪                  delighting customers;

▪                  one team;

▪                  integrity;

▪                  courage; and

▪                  achievement.

2016 Westpac Group Annual Report	7

Strategic priorities

In delivering our strategy, we have five strategic priorities that help guide our activities:

a)             Service leadership

▪                  provide a seamless customer experience across all channels;

▪                  deepen relationships through context-based customer experiences using our portfolio of brands; and

▪                  acquire new customers by making it simpler, easier and better for customers to choose us.

b)             Digital transformation

▪                 create a 21st century, digitised bank with multi-brand capabilities;

▪                  simplify products and processes by digitising end-to-end; and

▪                  drive efficiency opportunities from digitisation and consolidation of systems.

c)             Performance discipline

▪                  to be the region’s best performing bank;

▪                  manage the business in a balanced way across strength, growth, return and productivity;

▪                  maintain strong levels of capital, to meet the needs of all our stakeholders and requirements of regulators;

▪                  continue to enhance our funding and liquidity position, including ensuring a diversity of funding pools and meeting new liquidity requirements; and

▪                  maintain a high quality portfolio of assets, coupled with strong provisioning.

d) Targeted growth

▪                  focus on stronger growth in small to medium enterprises and wealth; and

▪                  be targeted in specific business segments.

e)             Workforce revolution

▪                  focus on a customer-centric culture;

▪                  strengthen the skills of our people to better serve customers and meet their complete financial needs;

▪                  empower our people to drive innovation, deliver new and improved ways of working and be responsive to change; and

▪                  continue to enhance the diversity of our workforce.

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands:

Consumer Bank is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. Consumer Bank works in an integrated way with BTFG and WIB in the sales and service of select financial services and products, including in wealth management and foreign exchange.

Business Bank is responsible for sales and service to micro, SME and commercial business customers for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their lending, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury services. The division is also responsible for certain consumer customers with auto finance loans. Business Bank works in an integrated way with BTFG and WIB in the sales and service of select financial services and products, including corporate superannuation, foreign exchange and interest rate hedging.

BT Financial Group (BTFG) is Westpac’s wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties for the manufacture of certain general insurance products as well as actively reinsuring its risk using external providers across all insurance classes. BTFG operates a range of wealth, funds management (including Ascalon, which is a boutique incubator of emerging fund managers) and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

BT Investment Management Limited (BTIM) is 29.5% owned by BTFG (following a partial sale in June 2015) with the business being equity accounted from July 2015. BTFG works in an integrated way with all the Group’s Australian divisions in supporting the insurance and wealth needs of customers.

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital and alternative investment solutions. Customers are supported throughout Australia as well as branches and subsidiaries located in

8	2016 Westpac Group Annual Report

Information on Westpac

New Zealand, US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs, including across foreign exchange and fixed interest solutions.

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand:

▪      Westpac New Zealand Limited, which is incorporated in New Zealand; and

▪      Westpac Banking Corporation (NZ Branch), which is incorporated in Australia.

Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand, while insurance and wealth products are provided under Westpac Life and BT brands, respectively.

Group Businesses include:

▪                 Treasury, which is responsible for the management of the Group’s balance sheet, including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, within set risk limits;

▪                  Group Technology, which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

▪                  Core Support, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division, and management’s discussion and analysis of business division performance.

Competition

The Group operates in a highly competitive environment across the regions in which we do business.

We serve the banking, wealth and risk management needs of customer segments from consumers to small businesses through to large corporate and institutional clients. The Group competes with other financial services industry players for customers, by covering their transacting, saving, investing, protecting and borrowing needs with a wide set of products and services. Our competitors range from large global organisations with broad offerings to entities more focused on specific regions or products. Our competitors include financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies and internet-based financial services providers. We operate in an environment where digital innovation is changing the competitive landscape and there are new competitors emerging from other sectors, including retail, technology and telecommunications.

Our competitive position across customer segments, products and geographies is determined by a variety of factors. These include:

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

In Australia, we have seen competition for deposits partly driven by clearer global regulatory requirements for liquidity management. Banks and other financial institutions also seek to achieve a higher proportion of high quality deposit funding as credit rating agencies and debt investors look for strong balance sheet positions in their assessment of quality institutions.

Competition for lending is also expected to remain high. At the same time, businesses and consumers are cautious about the global outlook and continue to reduce gearing. The residential mortgage market continues to be highly competitive, with market participants seeking to maintain or expand their market share using price. This is expected to continue. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

In our wealth business, we expect competition to increase as financial institutions and industry funds move to capture a greater share of this fast growing market, particularly in superannuation (or pensions) and financial advice as the market responds to regulatory change.

The New Zealand market is experiencing strong competition as banks vie for new customers. Competition for deposits remains intense and the home lending market is particularly competitive on price and switching incentives.

Outlook1

The Australian economy delivered solid growth over the year ended June 2016, with real GDP growing 3.3%, supported by low interest rates and the low Australian dollar. This outcome was above expectations of around 2.75% growth and was achieved despite the still challenging international backdrop. The transition of the economy continues to progress as the downturn in mining investment has been offset by rising commodity and services exports, strong residential construction and solid growth in public demand.

[1] All data and opinions under ‘Outlook’ are generated by our internal economists and management.

2016 Westpac Group Annual Report	9

The health of the economy is also reflected in the unemployment rate, which has fallen from around 6% to 5.6%. Growth in national income has been soft, reflecting the drag from recent declines in commodity prices. This in turn has weighed on wages, profits and the government’s fiscal position. Falling commodity prices, overcapacity and rising competition are reflected in low inflation with headline CPI inflation sitting at just 1%. The modest level of inflation (below the RBA’s target range), and expectations that inflation will remain below the target for an extended period, has seen the RBA reduce the cash rate by 50 basis points over the year to 1.5%.

Unfortunately, the current mix of growth is creating a divide between those states and regions that have been impacted by the slowdown in mining investment (Western Australia and regional Queensland) and those that have not. In Western Australia in particular, we are seeing weaker employment outcomes, softening house prices and more restrained spending. Growth in New South Wales and Victoria, on the other hand, has been stronger, as these states have experienced the majority of construction activity and have a more services based economy.

In New Zealand, the economy has also been sound, with a large pipeline of construction projects, strong population growth and low interest rates supporting growth. This has been despite some pressure on export returns.

The international outlook softened over the year, with growth across our major trading partners a little below recent averages. Growth in China has continued to ease with excess capacity in many industries. Growth in the US economy was also lower over the past year, reflecting weak productivity growth, although there has been some pick-up in activity more recently. European growth has remained relatively modest.

The international economy carries risks. In particular, the potential for disruption to the Chinese economy remains real given the sharp rise in debt in recent years, ‘unbalanced’ conditions across housing markets and slowing growth. In Europe, Britain’s decision to leave the EU, stagnant growth, uncomfortably low inflation and renewed concerns about the banks could also continue to affect conditions. In the US, growth continues to be overly dependent on the consumer with business investment remaining lacklustre.

Within Australia, the 2017 outlook is for real GDP to grow at around 3%, which remains a little above medium-term expectations. This growth reflects expectations for higher household spending, as income growth lifts, although prospects for a decent lift in non-mining investment seem remote. There are expected to be ongoing contributions from exports (both resources and services) and from public demand, including public infrastructure. Based on recent approvals, residential construction is expected to remain sound. With the end of the mining investment downturn in sight, its drag on growth is also expected to reduce.

The mix of growth (more services-led) is more labour intensive and is expected to be supportive of sound employment growth overall. Lead indicators point to the unemployment rate remaining little changed over the year. Financial system credit grew by 5.4% in the year to September 2016, with system housing credit rising 6.4% and system business credit expanding by 4.7%, a result constrained by uncertainty ahead of the July Federal election. Similar to recent years, there has been no growth in other consumer credit.

Given the economic backdrop, financial system credit growth in the year to September 2017 is expected to be broadly in line with the current year at around 5.5%. Housing-related activity may ease a little over the year as price growth slows and business credit will potentially strengthen a little over the year as it rebounds from the current soft-spot.

The underlying economics of the wealth industry continues to be sound. In addition to mandatory superannuation contributions, the ageing of the population is expected to see a higher portion of funds directed to retirement savings.

We will continue executing our strategy of creating a great service company with our five strategic priorities assisting to guide this transformation. These include:

▪                 maintaining our performance disciplines – continuing to be prudent in the management of capital, managing returns effectively and maintaining the strength in our capital, funding and liquidity positions;

▪                  through service leadership, continue to grow customer numbers reaching 1 million additional customers between 2015 and 2017, while also increasing the depth of customer relationships;

▪                  digital transformation – utilising technology to materially improve efficiency and reduce the Group’s cost to income ratio to below 40% over the next 2 years;

▪                  wealth, small and medium business enterprises are our areas of targeted growth. These include commercialising our investment in the Group’s new wealth management system, called Panorama, and using new technologies to make business banking more accessible to customers; and

▪                  through our workforce revolution priority, we are seeking to build a stronger and more diverse workforce where the best people want to work.

The financial services industry continues to experience significant regulatory change and scrutiny. Globally, this includes the expected release of a revised capital framework by the Basel Committee on Banking Supervision, and further developments on the implementation of the Net Stable Funding Ratio and Total Loss Absorbing Capacity. Given the strength of our business, and our balance sheet, we are well placed to respond to any additional regulatory requirements.

Looking ahead, with our strong positioning, disciplined growth and solid operating performance across all divisions, combined with good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sustainable outcomes to shareholders.

10	2016 Westpac Group Annual Report

Information on Westpac

Significant developments

Corporate significant developments

Inquiry into Australia’s Financial System

In 2013, the Federal Government established an inquiry into Australia’s financial system (FSI). The FSI examined how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth.

On 7 December 2014, the FSI released its Final Report, which made 44 recommendations relating to a broad number of matters across the financial sector. Westpac supported the majority of the FSI’s recommendations. On 20 October 2015, the Government announced its formal response to the FSI’s recommendations, and in doing so, endorsed the majority of the recommendations.

The Government continues to consult on the detailed implementation of a number of these recommendations and Westpac is actively contributing to these consultations.

Australian Securities and Investments Commission (ASIC) reform package

On 20 April 2016, the Federal Government announced a package of policy reforms designed primarily to strengthen the powers and funding of ASIC.

As part of this package, the Government announced that it would accelerate the implementation of certain recommendations made by the FSI, including:

▪                  granting ASIC a product intervention power;

▪                  introducing a new ‘principles-based’ product design and distribution obligation on issuers and distributors; and

▪                  reviewing ASIC’s enforcement regime (including the penalties available).

On 19 October 2016, the Government released the terms of reference for the ASIC Enforcement Review Taskforce, which will assess the suitability of ASIC’s existing regulatory tools and whether they need to be strengthened. The taskforce is scheduled to report to the Government in 2017. In addition, the Government is expected to establish consultation processes to consider the detailed implementation of the product-related reforms in the near future.

BBSW proceedings

As part of ASIC’s ongoing industry-wide investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to BBSW. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

Exception fees

Between 2011 and 2014, Westpac was served with three class action proceedings seeking refunds of certain exception fees paid by customers. In September 2016, the law firm representing the class members notified Westpac that it intends to discontinue all of those class actions. One of the class actions, in the Supreme Court of New South Wales, was formally discontinued in October 2016. The other two class actions, in the Federal Court of Australia, will be discontinued in the near future once certain procedural formalities have been completed.

Issue of Additional Tier 1 capital securities

On 30 June 2016, Westpac issued approximately $1.7 billion of securities known as Westpac Capital Notes 4, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework.

Redemption of Additional Tier 1 capital securities

On 31 March 2016, all outstanding Trust Preferred Securities (US$525 million) of Westpac Capital Trust IV (TPS 2004) were redeemed.

On 30 June 2016, all outstanding Westpac Trust Preferred Securities (Westpac TPS) ($763 million) were redeemed by Westpac RE Limited, the responsible entity of the Westpac TPS Trust.

TPS 2004 and Westpac TPS qualified for transitional treatment as Additional Tier 1 capital.

Australian Bankers’ Association (ABA) action plan and industry reviews

On 21 April 2016, the ABA announced an action plan to protect consumer interests, increase transparency and accountability and build trust and confidence in banks.

The plan includes a number of industry-led initiatives including:

▪                  a review of product-based sales commissions;

▪                  a review of the Code of Banking Practice;

▪                  implementation of an industry register which would extend existing identification of rogue advisers to any bank employees, including customer-facing and non-customer facing roles; and

▪                  an evaluation of the establishment of an industry wide, mandatory last resort compensation scheme covering financial advisers.

Westpac is currently participating in these ongoing initiatives, which may lead to further reform in these areas.

House of Representatives Standing Committee on Economics Review of the Four Major Banks and other industry reviews

On 16 September 2016, the Chairman of the House of Representatives Standing Committee on Economics

2016 Westpac Group Annual Report	11

announced that the committee had commenced its Review of the Four Major Banks (Parliamentary Review). The terms of reference for the Parliamentary Review are wide-ranging, with one area of focus being how individual banks and the industry as a whole are responding to issues identified through other inquiries, including through the ABA action plan. Westpac attended a public hearing of the Parliamentary Review on 6 October 2016.

In addition, there are a number of other reviews underway that may impact upon Westpac and the financial services sector, including:

▪                  an inquiry into business lending to be conducted by the Australian Small Business and Family Enterprise Ombudsman; and

▪                  a review into external dispute resolution schemes, which will also consider the design, operation and powers of a proposed banking tribunal.

Professional standards for financial advisers

On 17 October 2016, the Federal Government announced that it would introduce legislation mandating professional standards for financial advisers. The new legislation may include reforms such as:

▪                  compulsory education requirements for new and existing advisers;

▪                  supervision requirements for new advisers;

▪                  the introduction of a code of ethics; and

▪                  the establishment of an industry-funded independent body charged with governing the professional standing of the financial advice industry.

The Government is expected to introduce this legislation before the end of 2016 following final consultations with industry and consumer groups. The new regime is scheduled to commence on 1 January 2019 with a transitional compliance period applying to existing financial advisers.

Financial benchmarks reform

In October 2016, the Federal Government announced a package of measures designed to strengthen the regulation of financial benchmarks. The measures were recommended to the Government by the Council of Financial Regulators, who recently concluded a consultation process on financial benchmark reform.

The key measures announced include:

▪                  ASIC will be empowered to develop enforceable rules for administrators and entities that make submissions to significant benchmarks (such as Westpac), including the power to compel submissions to benchmarks in the case that other calculation mechanisms fail;

▪                  administrators of significant benchmarks will be required to hold a new ‘benchmark administration’ licence issued by ASIC (unless granted an exemption); and

▪                  the manipulation of any financial benchmark or financial product used to determine a financial benchmark (such as Negotiable Certificates of Deposit) will be made a specific criminal and civil offence.

These measures are expected to be introduced over the next 18 months.

Brexit

On 23 June 2016, the United Kingdom European Union membership referendum was held, which saw UK citizens vote to leave the European Union (EU). The UK Government subsequently confirmed that it will invoke Article 50 of the Lisbon Treaty, which triggers a two year negotiation period under which the UK and EU will negotiate the terms of the UK’s departure. A recent UK High Court decision, which may be appealed by the UK Government, has indicated that any decision to invoke Article 50 must be made by Parliament. At this stage, it is difficult to predict the timing and full impact of Brexit on Westpac and the broader global financial services industry.

Proposed reduction to the corporate tax rate

On 1 September 2016, the Australian Government introduced legislation to reduce the corporate tax rate progressively from 30% to 25% over the next 10 years. If the legislation is passed in its current form, the benefit of the reduced corporate tax rate for Westpac will begin to take effect from the 2023-24 financial year. Accordingly, the proposed reduction to the corporate tax rate will not significantly impact Westpac in the short term. A reduction to the corporate tax rate will reduce the value of imputation credits attached to franked dividends and distributions to security holders.

Taxation of cross-border financing arrangements

The Australian Government has decided to implement the Organisation for Economic Co-operation and Development’s (OECD) proposals relating to the taxation treatment of cross-border financing arrangements. These proposals may affect the taxation arrangements for ‘hybrid’ regulatory capital instruments issued by Westpac. The Board of Taxation has been asked to make recommendations to the Government about implementing the OECD proposals. If implemented without grandfathering, the potential effect of the OECD proposals is to increase the after-tax cost of certain previously issued hybrid capital securities.

The New Zealand Government has also commenced a public consultation process to consider whether the OECD proposals could be implemented in New Zealand.

Sale of Westpac’s operations in five Pacific Island nations

On 1 July 2016, Westpac completed the sale of its banking business in Vanuatu to Bank of South Pacific Limited (BSP). This was the fifth and final banking business to be sold to BSP, after the previous sale of Westpac’s operations in the Cook Islands, Samoa, Tonga and Solomon Islands.

12	2016 Westpac Group Annual Report

Information on Westpac

Regulatory significant developments

FSI’s recommendations on bank capital

The Australian Government’s response to the FSI has endorsed APRA’s actions in implementing the FSI’s capital-related recommendations, and has confirmed APRA’s responsibility for implementing the remaining capital proposals.

To date, APRA has formally responded to two of the FSI’s recommendations:

▪                  Capital levels

On 4 July 2016, APRA released a comparison of Australian banks’ capital ratios relative to internationally-active banks using a common method of calculation. The comparison was based on a quantitative impact study (QIS) published by the Basel Committee on Banking Supervision (BCBS). The QIS included the capital ratios of internationally-active banks as of 30 June 2015, with APRA using capital ratios as of 31 December 2015 for the Australian banks. APRA concluded that the relative positioning of the major Australian banks’ Common Equity Tier 1 ratios was broadly in line with the benchmark suggested by the FSI of capital ratios in the top quartile of internationally-active banks.

▪                  Narrow mortgage risk weight differences

On 20 July 2015, APRA announced an interim change to how risk weighted assets (RWA) would be calculated on Australian residential mortgages for banks that use the Advanced Internal-Ratings Based (IRB) approach to credit risk. This change was in response to Recommendation 2 of the FSI regarding the differential in mortgage capital requirements between Advanced IRB and Standardised banks. This change led to the ratio of mortgage RWA to mortgage exposures for the Group increasing to approximately 24% on 1 July 2016. In August 2016, APRA reaffirmed its objective of a risk weight for Australian residential mortgages of an average of at least 25%, measured across all Advanced IRB banks.

Further changes to regulatory capital requirements for Australian banks were also proposed by the FSI – these are likely to result from current international regulatory reviews being undertaken by the BCBS and the Financial Stability Board (FSB) considering leverage ratios, risk weight models for Advanced and Standardised banks, and Total Loss Absorbing Capacity (TLAC) for Global Systemically Important Banks (G-SIBs). The final outcomes of these reviews remain uncertain. APRA will be responsible for interpreting these international developments in the context of Australia’s circumstances and their final impact on Westpac will depend on APRA’s implementation.

Macro-prudential regulation

From December 2014, APRA has made use of macro prudential measures targeting a number of segments of mortgage lending that continue to impact lending practices in Australia. The measures include constraining growth in investment property lending within a benchmark of 10% and imposing additional levels of conservatism in serviceability assessments.

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the BCBS and the FSB include:

Increased loss absorbency

In November 2015, the FSB issued a final paper for enhancing the TLAC for G-SIBs to operate alongside the Basel III capital requirements. At the same time, a consultation paper on TLAC holdings was issued by the BCBS. These proposals form part of the G20’s initiatives aimed at ‘ending too-big-to-fail’ and ensuring that the resolution of a failing Global Systemically Important Financial Institution can be carried out without causing systemic disruption or resorting to taxpayer support. In October 2016, the BCBS issued a final standard for TLAC holdings of G-SIBs. This standard will take effect from 1 January 2019 for most G-SIBs.

The FSI recommended the implementation in Australia of a framework for minimum loss absorbing and recapitalisation capacity sufficient to facilitate the orderly resolution of ADIs and minimise taxpayer support. In its response to the FSI, the Government endorsed implementation of the recommendation by APRA in line with emerging international practice.

Reform of the risk-based capital framework

In December 2014, the BCBS released two consultation papers on proposals for Capital Floors and proposed revisions to the Standardised Approach for Credit Risk. Since then, the BCBS has released two further consultation papers related to the risk based capital framework. The first was released in December 2015, which put forward possible amendments to the Standardised Approach for Credit Risk and the second was released in March 2016, which proposed constraints on the use of internal models for the calculation of risk weighted assets. In March 2016, the BCBS also released a consultation paper covering the Standardised Measurement Approach for Operational Risk. This paper proposed the removal of the use of internal model approaches to measure operational risk capital and replacement of these with a revised framework based on the proposed Standardised Measurement Approach. The revised standards for the Minimum Capital Requirements for Market Risk were released by the BCBS in January 2016.

In combination, these reform measures are intended to improve the consistency and comparability of bank capital ratios. However, finalisation of the remaining BCBS changes is not expected before the end of 2016, after which APRA will need to consult on, and then finalise, the Australian standards. Until that time, it is not possible to determine the impact on Westpac.

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

2016 Westpac Group Annual Report	13

In April 2016, the BCBS published a consultation paper requiring a minimum leverage ratio of 3% as a Pillar 1 requirement from January 2018.

Other regulatory developments

Liquidity

APRA released a revised draft of the prudential standard on liquidity (APS 210) on 29 September 2016. This draft prudential standard included the Net Stable Funding Ratio (NSFR) requirement, a measure designed to encourage longer-term funding resilience. APRA has indicated that the final APS 210, inclusive of the NSFR, will commence from 1 January 2018 in line with the BCBS’s effective date. Westpac is taking steps to comply with the NSFR from 1 January 2018.

Committed Liquidity Facility (CLF) annual revision

The Reserve Bank of Australia makes available to ADIs a CLF that, subject to qualifying conditions, can be accessed to meet Liquidity Coverage Ratio requirements under APS 210. This amount is reviewed annually. Westpac has received approval for a CLF of $49.1 billion for the 2017 calendar year (2016 calendar year: $58.6 billion).

OECD Common Reporting Standard

The OECD has developed Common Reporting Standard (CRS) rules for the automatic exchange of customer tax residency and financial account information amongst participating CRS countries.

CRS will require the Westpac Group to identify the tax residency of all customers and to report the tax residency and financial account details of non-resident customers to the relevant authorities in jurisdictions with which Australia has entered into an exchange of information agreement.

Australian financial institutions will have to collect customer tax residency information from 1 July 2017 and will have to report these details and associated financial account information from July 2018. Implementation of the rules will impose additional costs and operational burdens on Westpac.

Certain countries (such as the UK and India) have implemented the rules with effect from 1 January 2016. Westpac has implemented changes to its business operations to comply with the CRS requirements in these countries from 1 January 2016.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe, with the focus moving to implementing margin requirements for non-centrally cleared derivatives.

Globally, there has been significant progress developing requirements to implement the final policy framework for the margining of uncleared OTC derivatives as published by the BCBS and the International Organization of Securities Commissions (IOSCO) in September 2013. Requirements for variation and initial margin commenced on 1 September 2016 in the US, Canada and Japan, while authorities in Asia and the EU are currently developing proposals. On 17 October 2016, APRA published prudential standard CPS 226, containing its final rules for margining and risk mitigation for non-centrally cleared derivatives.

APRA did not, however, publish a commencement date for these obligations.

Westpac is now taking steps to ensure that it is in a position to comply with these global margin reforms.

In addition, Westpac continues to work with ASIC and industry associations in relation to the reporting and clearing of OTC derivative trades and the implementation of various rules.

Westpac has been implementing OTC derivatives trade reporting regulations imposed by the Monetary Authority of Singapore, Hong Kong Monetary Authority and various provincial financial regulators in Canada. Certain aspects of trade reporting have commenced in these jurisdictions and continue to be implemented and enhanced in phases. Westpac has also been implementing clearing requirements in relation to interest rate derivatives under Australian, US and European rules and credit default swaps under European rules.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Reserve Bank of New Zealand (RBNZ) – macro prudential policy framework

Since October 2013, restrictions on high loan-to-value-ratio (LVR) lending have been part of the RBNZ’s macro-prudential policy framework. In September 2016, the RBNZ introduced changes to LVR restrictions that apply to residential property lending throughout New Zealand. From October 2016, residential property investment lending where the LVR is greater than 60% cannot exceed 5% of a bank’s new residential mortgage lending for that category, carried out in the three month measurement period which applies to WNZL. In addition, non-property investment residential lending where the LVR is greater than 80% cannot comprise more than 10% of that new residential mortgage lending in the relevant measurement period. The RBNZ is also investigating the case for restrictions on the total debt-to-income ratios of borrowers.

RBNZ – Review of Outsourcing Policy

In August 2015, the RBNZ released a consultation paper proposing revisions to its Outsourcing Policy that would have prohibited banks from outsourcing certain key functions to its related parties. The paper specifically highlighted the general ledger, SWIFT gateway and licence and regulatory reporting as three areas where outsourcing would be prohibited. These revisions were designed to support the RBNZ’s approach to bank resolution, as set out in its Open Bank Resolution policy.

In May 2016, the RBNZ released a second consultation paper that clarified that there may be other bank functions that are integral to its approach to bank resolution that will need to be addressed in the Outsourcing Policy. However, the RBNZ also noted that an outright prohibition on outsourcing may not be required if a bank has appropriate standby capability. Submissions on this consultation paper closed in August 2016 and the RBNZ has indicated it will release an exposure draft of the new policy towards the end of 2016 or early in 2017.

14	2016 Westpac Group Annual Report

Information on Westpac

RBNZ Regulatory stocktake

The RBNZ is undertaking a stocktake of the regulatory framework applying to banks with the aim of improving the efficiency, clarity and consistency of regulatory requirements. The RBNZ released its first consultation document on potential changes to the prudential regime arising out of the stocktake in July 2015 and published a summary of submissions and its policy decisions in December 2015. One of the key issues considered was the RBNZ’s off-quarter disclosure requirements. The RBNZ announced that it had decided to recommend to the Minister of Finance that the requirement for overseas incorporated registered banks to publish off-quarter disclosure information should be removed. In September 2016, the RBNZ released a consultation paper that proposed an option which would involve the RBNZ publishing a quarterly electronic “dashboard” of key financial information submitted by individual locally incorporated banks, which would replace the existing off-quarter disclosure statement requirements for these banks. The paper also considered the RBNZ’s less preferred option which involves locally incorporated banks publishing a shorter disclosure statement providing essential information on capital and asset quality plus liquidity. Changes to the off-quarter disclosure regime are expected to take effect in 2017.

Financial Advisers Act (FAA)

The New Zealand Government announced plans for changes to the FAA regime in July 2016. A bill is expected to be introduced next year after consultation on an exposure draft of the legislation. The changes to the FAA will simplify the regime by removing unnecessary complexity and regulatory boundaries. Other key changes include:

▪                  enabling the provision of automated digital advice without the direct involvement of a human adviser (robo-advice);

▪                  requiring all individuals or robo-advice platforms providing financial advice to:

–         place the interests of the consumer first;

–         only provide advice where competent to do so;

–         be licensed; and

▪                  making disclosure requirements more meaningful to improve consumer understanding and transparency.

Supervision and regulation

Australia

Within Australia, we are subject to supervision and regulation by six principal agencies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); the Australian Competition and Consumer Commission (ACCC); and the Australian Transaction Reports and Analysis Centre (AUSTRAC).

APRA is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance, re-insurance, life insurance and private health insurance companies, friendly societies and most of the superannuation (pension) industry. APRA’s role includes establishing and enforcing prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions it supervises are met within a stable, efficient and competitive financial system.

As an ADI, we report prudential information to APRA, including information in relation to capital adequacy, large exposures, credit quality and liquidity. Our controlled entities in Australia that are authorised insurers and trustees of superannuation funds are also subject to the APRA regulatory regime. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditor also has an obligation to report on compliance with certain statutory and regulatory banking requirements and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors and other stakeholders.

Australia’s risk-based capital adequacy guidelines are based on the approach agreed upon by the BCBS. National discretion is then applied to that approach, which results in Australia’s capital requirements being more stringent. Refer to ‘Capital resources – Basel Capital Accord’ in Section 2.

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

The ACCC is an independent Commonwealth statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions in Australia. Its broad objective is to administer the Competition and Consumer Act 2010 (Cth) and related legislation to bring greater competitiveness, fair trading, consumer protection and product safety to the Australian economy. The ACCC’s role in consumer protection complements that of Australian state and territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

2016 Westpac Group Annual Report	15

The Australian Government’s present policy, known as the ‘four pillars policy’, is that there should be no fewer than four major banks to maintain appropriate levels of competition in the banking sector. Under the Financial Sector (Shareholdings) Act 1998 (Cth), the Australian Government’s Treasurer must approve an entity acquiring a stake of more than 15% in a particular financial sector company.

Proposals for foreign acquisitions of a stake in Australian banks are subject to the Australian Government’s foreign investment policy and, where required, approval by the Australian Government under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth). For further details refer to ‘Limitations affecting security holders’ in Section 4.

AUSTRAC oversees the compliance of Australian reporting entities (including Westpac), within the requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and the Financial Transaction Reports Act 1988 (Cth). These requirements include:

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

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for supervising New Zealand registered banks. The New Zealand prudential supervision regime requires that registered banks publish quarterly disclosure statements, which contain information on financial performance and risk positions as well as attestations by the directors about the bank’s compliance with its conditions of registration and certain other matters. The RBNZ is currently considering changes to the requirements applying to off-quarter disclosure statements.

The Financial Markets Authority (FMA) is a financial conduct regulator whose main objective is to promote and facilitate the development of fair, efficient, and transparent financial markets. Its functions include promoting the confident and informed participation of businesses, investors, and consumers in those markets. The Financial Markets Conduct Act, which was passed in 2013, resulted in the FMA having extensive new responsibilities in the licensing and supervision of various market participants as well as new enforcement powers.

United States

Our New York branch is a US federally licensed branch and therefore is subject to supervision, examination and regulation by the US Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations.

A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency, which is at least equal to 5% of its total liabilities (including acceptances, but excluding accrued expenses, and amounts due and other liabilities to other branches, agencies and subsidiaries of the foreign bank).

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

As of 22 June 2016, we elected to be treated as a financial holding company in the US pursuant to the Bank Holding Company Act of 1956 and Federal Reserve Board Regulation Y. Our election will remain effective so long as we meet certain capital and management standards prescribed by the US Federal Reserve.

Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies, including the US Securities and Exchange Commission and the US Commodity Futures Trading Commission.

Anti-money laundering regulation and related requirements

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). We continue to actively engage with the regulator, AUSTRAC, on our activities.

United States

The USA PATRIOT Act of 2001 requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions and other customers and counterparties, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti-money laundering compliance requirements of the USA PATRIOT Act include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. Westpac’s New York branch and Westpac Capital Markets LLC maintain an anti-money laundering compliance program designed to address US legal requirements.

US economic and trade sanctions, as administered by the Office of Foreign Assets Control (OFAC), prohibit or significantly restrict US financial institutions, including the US branches and operations of foreign banks, and other US persons from doing business with certain persons, entities and jurisdictions. Westpac’s New York branch and

16	2016 Westpac Group Annual Report

Information on Westpac

Westpac Capital Markets LLC maintain compliance programs designed to comply with OFAC sanctions programs, and Westpac has a Group-wide program to ensure adequate compliance.

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

2016 Westpac Group Annual Report	17

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 7 November 2016.

Framework and approach

Our approach to corporate governance is based on a set of values and behaviours that underpin day-to-day activities, provide transparency and fair dealing and seek to protect stakeholder interests.

This approach includes a commitment to excellence in governance standards, which Westpac sees as fundamental to the sustainability of our business and our performance. It includes monitoring local and global developments in corporate governance and assessing their implications.

We have equity securities quoted on securities exchanges in Australia, New Zealand and the United States.

Australia

The principal listing of Westpac ordinary shares is on the ASX, trading under the code WBC. Westpac also has hybrid securities, preference shares, capital notes, senior notes and subordinated notes listed on the ASX.

We comply with the ASX Corporate Governance Principles and Recommendations (third edition) (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act and, as an Authorised Deposit-taking Institution, with governance requirements prescribed by APRA under Prudential Standard CPS 510 Governance.

This Corporate Governance Statement addresses each of the ASXCGC Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation.

Further details about the ASXCGC Recommendations can be found on the ASX website www.asx.com.au.

New Zealand

Westpac’s ordinary shares are also quoted on the NZX, which is the main board equity security market operated by NZX Limited. As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC Recommendations and the NZX, through the NZX Corporate Governance Best Practice Code, have adopted similar ‘comply or explain’ approaches to corporate governance. The ASXCGC Recommendations may, however, materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Best Practice Code.

United States

Westpac has American Depositary Shares (ADS) representing its ordinary shares quoted on the New York Stock Exchange (NYSE), trading under the symbol WBK. Under the NYSE Listing Rules, foreign private issuers (like Westpac) are permitted to follow home country practice in respect of corporate governance in lieu of the NYSE Listing

Rules. However, we are still required to comply with certain audit committee and additional notification requirements.

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

The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In Australia, there are no laws or ASX Listing Rules that require shareholder approval of equity based incentive plans or individual grants under those plans (other than for Directors, including the Chief Executive Officer (CEO)).

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 9 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 37 of our financial statements for the year ended 30 September 2016.

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

18	2016 Westpac Group Annual Report

Corporate governance

Governance framework

The diagram above shows Westpac’s current governance framework, including the current Committees of the Board. From time to time, the Board may form other Committees or request Directors to undertake specific extra duties.

In addition, from time to time, the Board participates (either directly or through representatives) in due diligence committees in relation to strategic decisions, capital and funding activities.

The Executive Team, Disclosure Committee and Executive Risk Committees are not Board Committees (that is, they have no delegation of authority from the Board) but sit beneath the CEO and the Board Committees to implement Board-approved strategies, policies and management of risk across the Group.

The key functions of the Board and each of the Board Committees are outlined in this Corporate Governance Statement. All Board Committee Charters are available on our website at www.westpac.com.au/corpgov.

2016 Westpac Group Annual Report	19

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

▪                  approving the appointment of Group Executives, General Manager Group Audit and Group General Counsel & Chief Compliance Officer and monitoring the performance of senior management;

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

▪                  monitoring Workplace Health and Safety (WHS) issues in the Group and considering appropriate WHS reports and information;

▪                  maintaining an ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators; and

▪                  internal governance, including delegated authorities, policies for appointments to our controlled entity boards and monitoring resources available to senior executives.

Delegated authority

The Constitution and the Board Charter enable the Board to delegate to Committees and management.

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the five established Committees, namely:

▪                  Audit;

▪                  Risk & Compliance;

▪                  Nominations;

▪                  Remuneration; and

▪                  Technology.

The Board Charter, Board Committee Charters and the Constitution are available on our website at www.westpac.com.au/corpgov.

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

20	2016 Westpac Group Annual Report

Corporate governance

Size and membership of Board Committees as at 30 September 2016

		Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee
Committee Composition[1]		Minimum three members All members are Independent Non- executive Directors Chair is Independent Non- executive Director, who is not the Board Chairman	Minimum three members All members are Non-executive Directors Majority of members are Independent Directors Chair is Independent Director, who is not the Board Chairman	Composed of all Board Committee Chairs, Board Chairman and such other members as determined by the Board All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members Maximum one Executive Director All other members are Independent Non-executive Directors Chair determined by the Board
Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓
Brian Hartzer	CEO, Executive					✓
Elizabeth Bryan	Non-executive, Independent		Chair ✓	✓	✓
Ewen Crouch	Non-executive, Independent		✓	✓	Chair ✓
Alison Deans	Non-executive, Independent		✓			✓
Craig Dunn	Non-executive, Independent		✓		✓
Robert Elstone	Non-executive, Independent	✓	✓		✓
Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓
Peter Marriott	Non-executive, Independent	Chair ✓	✓	✓		✓

[1] Composition requirements for each Committee are set out in the relevant Committee Charter.

2016 Westpac Group Annual Report	21

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

Board meetings

The Board had nine scheduled meetings for the financial year ended 30 September 2016, with additional meetings held as required. In addition to the Board considering strategic matters at each Board meeting, the Board also discusses our strategic plan and approves our overall strategic direction on an annual basis. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgement to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2016 are reported in Section 8 of the Directors’ report.

Nomination and appointment

As set out in its Charter, the Board Nominations Committee is responsible for:

▪      developing and reviewing policies on Board composition, strategic function and size;

▪      reviewing and making recommendations to the Board annually on diversity generally within the Group, measurable objectives for achieving diversity and progress in achieving those objectives;

▪      planning succession of the Non-executive Directors;

▪      reviewing the process for the orientation and education of new Directors and any continuing education for existing Directors;

▪      reviewing eligibility criteria for the appointment of Directors;

▪      recommending the appointment of Directors to the Board; and

▪      considering and recommending candidates for appointment to the Boards of relevant subsidiaries (including Westpac New Zealand Limited and our wealth businesses).

Board skills, experience and attributes

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience and knowledge necessary to guide the business of the Group. In addition, Westpac seeks to maintain a diverse Board which, at a minimum, collectively has the skills and experience detailed in Figure 1 overleaf. Figure 1 also illustrates Board tenure and diversity.

22	2016 Westpac Group Annual Report

Corporate governance

Figure 1

Number of Directors (in %)
0 10 20 30 40 50 60 70 80 90 100
Strategic and commercial acumen
An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgment and an appreciation of customer-centred design and lean and agile processes
Financial services experience
An understanding of the financial services industry (including wealth management), economic drivers and global business perspectives
Financial acumen
Financial knowledge, accounting or related financial management qualifications and experience
Risk and compliance
An understanding of compliance matters and risk management, including environmental, social, technological (including digital disruption and cybersecurity risk) and governance risk
Technology
An understanding of the application of technology in large complex businesses, with particular reference to innovation and the Group's Digital Transformation strategic priority
Corporate Governance
Commitment to, and knowledge of, governance and sustainability issues, with particular reference to the legal, compliance and regulatory environment applicable to highly regulated listed entities
People, culture and conduct
Experience in people matters including workplace cultures, morale, management development, succession and remuneration, with particular reference to the Group's talent retention and development initiatives
Executive leadership
Experience in senior leadership roles, including on the boards of other significant listed companies and managing through periods of rapid change
Inclusion and Diversity
An ability to contribute to inclusion and diversity
International
Senior leadership experience across a range of international businesses and exposure to a range of political, cultural, regulatory and business environments
Board (9 Directors)
Board Risk & Compliance Committee (8 Directors)
Board Nominations Committee (5 Directors)
Board Remuneration Committee (4 Directors)
Board Technology Committee (4 Directors)
Board Audit Committee (4 Directors)
Diversity
Male
Female
Tenure (years)
0-3
3-6
6-9
9+
0 1 2 3 4 5 6 7 8 9
Number of Directors

2016 Westpac Group Annual Report	23

The Board Nominations Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to the mix of skills, experience, expertise, diversity and other qualities of existing Directors, and how the candidate’s attributes will balance and complement those qualities and address any potential skills gaps in light of the evolving strategic direction of the Group. External consultants are used to access a wide base of potential Directors.

Board appointments are also made with regard to the Group’s Service Revolution vision and five strategic priorities of:

▪                  service leadership;

▪                  digital transformation;

▪                  performance discipline;

▪                  targeted growth; and

▪                  workforce revolution.1

Prior to a Director’s appointment or consideration for election or re-election by shareholders, Westpac conducts due diligence and provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director.

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

Director induction and continuing education

All new Directors participate in an induction program to familiarise themselves with our business and strategy, culture and values and any current issues before the Board. The induction program includes meetings with the Chairman, the CEO, the Board Committee Chairs and each Group Executive.

The Board encourages Directors to undertake continuing education and training to develop and maintain the skills and knowledge needed to perform their role as Directors effectively, including by participating in workshops held throughout the year, attending relevant site visits and undertaking relevant external education.

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

All Directors have access to advice from senior internal legal advisors including the Group General Counsel & Chief Compliance Officer.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

[1] For further information about the Service Revolution and our strategic priorities please refer to ‘Information on Westpac’ in Section 1.

24	2016 Westpac Group Annual Report

Corporate governance

Company Secretaries

Westpac has two Company Secretaries:

▪      Since 1 October 2016, the Senior Company Secretary is our Group General Counsel & Chief Compliance Officer.1 The Senior Company Secretary attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues.

▪      The Group Company Secretary also attends Board and Board Committee meetings and is responsible for the operation of the secretariat function, including implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions. The Group Company Secretary is accountable to the Board, through the Chairman, on all matters to do with the proper functioning of the Board.

Profiles of our Company Secretaries for the financial year ended 30 September 2016 are set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2016’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors, save for the Board Technology Committee, of which the CEO is also a member.

Operation and reporting

Scheduled meetings of the Board Committees occur quarterly, with the exception of the Board Technology Committee which has scheduled meetings three times a year. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2016 is reported in Section 8 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2016 included an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

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

Management performance evaluations for the financial year ended 30 September 2016 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration Report in Section 9 of the Directors’ report.

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

[1] The Group General Counsel & Chief Compliance Officer was appointed as Senior Company Secretary effective 1 October 2016, following the retirement of former Senior Company Secretary, John Arthur.

2016 Westpac Group Annual Report	25

▪      acting as ambassadors for the business, including by supporting community and major corporate promotional events to assist in building relationships with the bank’s customers, local communities and the business and government sector, and advising senior management on community matters relevant to the provision of financial services in the community it serves; and

▪      alerting management to local market opportunities and issues of which Advisory Board members are aware that would enhance the provision of services to customers and potential customers and the position of the bank in its local communities.

Ethical and responsible decision-making

Code of Conduct and Principles for Doing Business

Our Code of Conduct (Code) describes the standards of conduct expected of our people, both employees and contractors. The seven principles making up the Code are:

▪      we act with honesty and integrity;

▪      we comply with laws and with our policies;

▪      we do the right thing by our customers;

▪      we respect confidentiality and do not misuse information;

▪      we value and maintain our professionalism;

▪      we work as a team; and

▪      we manage conflicts of interest responsibly.

The Code provides a set of guiding principles to help us make the right decisions ensuring we uphold the reputation of the Group. As employees of the banking and finance industry, we are also committed to creating greater accountability, transparency and trust with our customers and the broader community. With that in mind, the principles within our Code also reflect the community’s expectations of us, such as those outlined in the Banking and Finance Oath. The Code has the full support of the Board and the Executive Team and we take compliance with the Code very seriously.

Our Principles for Doing Business (Principles) underpin the Group’s commitment to sustainable business practice and community involvement. In summary:

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

We also have the following frameworks in place which apply to support both our Code and Principles, internally and externally across our value chain:

▪      a range of internal guidelines, policies, frameworks, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’; and

▪      a range of externally-facing codes, frameworks, operating principles, policies, and position statements, addressing issues such as human rights, climate change and the environment.

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

26	2016 Westpac Group Annual Report

Corporate governance

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

▪      not participate in business activities outside their employment with us (whether as a principal, partner, director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

▪      not solicit, provide facilitation payments, accept or offer money, gifts, favours or entertainment that might influence, or might appear to influence, their business judgement.

Fit and Proper Person assessments

We have a Board-approved Westpac Group Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards. In accordance with that Policy, we assess the fitness and propriety of our Directors and also of individuals who perform specified statutory roles required by APRA Prudential Standards or ASIC licensing requirements. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the Directors and Non-executive Directors of the Westpac and subsidiary Boards, Group Executives, external auditors and actuaries. An executive Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking assessments of all other employees who hold statutory roles. In all cases, the individual is asked to provide a detailed declaration and background checks are completed.

Concern reporting and whistleblower protection

Under the Westpac Group Whistleblower Protection Policy, our employees and contractors are encouraged to raise any concerns about activities or behaviour that may be unlawful or unethical. The Whistleblower Protection Policy outlines all reporting channels, including our concern reporting system ‘Concern Online’, which enables reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac policies or regulatory requirements.

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

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees and contractors (and their ‘associates’) are prohibited from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees or contractors who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements.

We manage and monitor these obligations through:

▪      the insider trading provisions of our Policy, which prohibit any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

▪      restrictions limiting the periods in which the Directors and Prescribed Employees can trade in Westpac securities and other Westpac financial products (Blackout Periods);

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

Diversity

Westpac has an Inclusion & Diversity Policy that sets out the inclusion and diversity initiatives for the Group. In this context, diversity covers both the visible and invisible differences that make our employees unique. Whether that be by gender, gender identity, age, ethnicity, accessibility requirements, cultural background, sexual orientation or religious beliefs, or the differences we have based on our experiences, insights and perspectives.

2016 Westpac Group Annual Report	27

The objectives of the policy are to ensure that the Group:

▪      has a workforce profile that delivers competitive advantage through the ability to garner a deep understanding of customer needs;

▪      has a truly inclusive workplace where every individual can shine regardless of gender, cultural identity, age, work style or approach;

▪      leverages the value of diversity for all our stakeholders to deliver the best customer experience, improved financial performance and a stronger corporate reputation; and

▪      continues to take a leadership position on inclusion and diversity practices and setting the agenda in the external community.

To achieve these objectives, the Group:

▪      has set Board-determined, measurable objectives for achieving gender diversity. The Board assesses annually both the objectives and progress in achieving them;

▪      assesses pay equity on an annual basis;

▪      encourages and supports the application of flexibility policies into practice across the business;

▪      is committed to proactively assisting Indigenous Australians wishing to access employment across our brands;

▪      implements our Accessibility Action Plan for employees and customers with a disability, including by ensuring employment opportunities are accessible for people with disabilities; and

▪      actively promotes an environment of inclusion for lesbian, gay, bisexual, transgender and intersex (LGBTI) employees.

The implementation of these objectives is overseen by the Westpac Group Inclusion & Diversity Council, which is chaired by the CEO.

The Board, or an appropriate Board Committee, receives regular updates from the Inclusion & Diversity Council on diversity initiatives.

During the financial year ended 30 September 2016, the Inclusion & Diversity Governance Framework was implemented and resulted in the establishment of:

▪      Inclusion & Diversity Business Unit Councils, chaired by the relevant Group Executive of that business unit; and

▪      the Inclusion & Diversity Working Group, consisting of appointed general manager representatives across each business unit and supported by an external consultant.

We continue to listen to the needs of our employees through the engagement of our employee action groups, our employee surveys and bi-annual diversity focused surveys.

In October 2010, the Board set a measurable objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule. Westpac now strives for a market-leading target of 50% women in leadership by 30 September 2017.

At 30 September 2016, the proportion of women employed by the Group was as follows:

▪      Board of Directors: 22%;

▪      leadership1 roles: 48%; and

▪      total Westpac workforce: 58%.

In addition to the Group’s commitment to achieving its targets, in 2015 our CEO signed up as a Pay Equity Ambassador through the Workplace Gender Equality Agency.

[1] Women in Leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management.

28	2016 Westpac Group Annual Report

Corporate governance

Sustainability

We view sustainable and responsible business practices as important for our business and shareholder value. Sustainability is about managing risks and opportunities in a way that best balances the long term needs of all our stakeholders – our customers, employees, suppliers, investors and community partners – as well as the wider community and the environment at large.

Our management of sustainability aims to address the matters that we believe are the most material for our business and stakeholders, now and in the future. We also understand that this is an evolving agenda and seek to progressively embed the management of sustainability matters into business as usual practice, while also anticipating and shaping emerging social issues where we have the skills and experience to make a meaningful difference and drive business value.

Reporting

We report on the most material sustainability matters to Westpac, details of how we manage the associated risks and opportunities and our performance against our sustainability strategy in the Annual Review and Sustainability Report, this Annual Report, the Sustainability Performance Report and the full year and half year ASX results.

Our sustainability reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 (revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (‘ASAE 3000’). The AA1000 AccountAbility Principles Standard and the Global Reporting Initiative G4 Guidelines are also used by the assurance provider to test the extent to which sustainability policies and processes are embedded across the organisation.

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

Board Audit Committee

As detailed in its charter, the Board Audit Committee has oversight of:

▪      the integrity of the financial statements and financial reporting systems and matters relating to taxation risks;

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

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

▪      any significant financial reporting issues and judgements made in connection with the preparation of the financial reports;

▪      the processes used to monitor and comply with laws, regulations and other requirements relating to external reporting of financial and non-financial information;

▪      the major financial risk exposures; and

▪      the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the annual financial statements.

In addition, the Board Audit Committee maintains an ongoing dialogue with the external auditor, including regarding those matters that are likely to be designated as Key Audit Matters in the external auditor’s report. Key Audit Matters are those matters which, in the opinion of the external auditor, are of the most significance in their audit of the financial report.

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

▪      management and the external auditor concerning the half year and annual financial statements;

▪      management and the external auditor regarding any correspondence with regulators or government agencies, and reports which raise material issues or

2016 Westpac Group Annual Report	29

could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and

▪      the Group General Counsel & Chief Compliance Officer regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board, and have done so for the financial year ended 30 September 2016, that state that in all material respects:

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

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 Annual General Meeting (AGM). Our present PwC lead audit partner is Michael Codling and the quality review partner is Wayne Andrews. Mr Codling and Mr Andrews assumed responsibility for these roles in December 2011 and January 2015, respectively.

The external auditor receives all Board Audit Committee, Board Risk & Compliance Committee and Board Technology Committee papers, attends all meetings of these committees and is available to Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 39 to our financial statements for the year ended 30 September 2016. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the Directors’ report.

Group Audit (internal audit)

Group Audit is Westpac’s internal audit function and includes the Credit Portfolio Review team, both of which provide the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Audit is governed by

30	2016 Westpac Group Annual Report

Corporate governance

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

Market disclosure

We maintain a level of disclosure that seeks to provide all investors with equal, timely, balanced and meaningful information. Consistent with these standards, the Group maintains a Board-approved Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community.

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

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO, the Executive Team and the General Manager, Corporate Affairs and Sustainability.

Since 1 October 2016, the Group General Counsel & Chief Compliance Officer is the Disclosure Officer.1 The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

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

[1] The Group General Counsel & Chief Compliance Officer was appointed as Disclosure Officer effective 1 October 2016, following the retirement of Westpac’s Chief Operating Officer (and former Disclosure Officer), John Arthur.

Shareholder communication and participation

We seek to keep shareholders fully informed about our business operations, performance and governance framework. As part of our investor relations program, these methods are regularly reviewed to continue to encourage effective two-way communication with shareholders and utilise new technologies. These approaches include:

▪      direct communications via mail and email;

▪      the publication of all relevant company information in the Investor Centre section of our website; and

▪      access to all major market briefings and shareholder meetings via webcasts.

Shareholders are provided with advance notice of all major market briefings and shareholder meetings through ASX announcements. We also publish an investor calendar of events on our website.

Shareholders are given the option to receive information in print or electronic format from both Westpac and its share registry.

We regard our AGM as an important opportunity for engaging and communicating with shareholders. While shareholders are encouraged to attend and actively participate, the AGM is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge their proxies through a number of channels, including via mobile and the internet. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

Risk management

Roles and responsibilities

The Board is responsible for approving the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk & Compliance Committee responsibility to: review and recommend the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval; set risk appetite consistent with the Group Risk Appetite Statement; approve frameworks, policies and processes for managing risk; and review and, where appropriate, approve risks beyond the approval discretion provided to management.

The annual review of the Risk Management Strategy was completed by the Board Risk & Compliance Committee and was approved by the Board during the financial year ended 30 September 2016.

The Board Risk & Compliance Committee monitors the alignment of the Westpac Group’s risk profile and controls with risk appetite (as defined in the Group Risk Appetite Statement) and reviews and monitors capital levels for consistency with the Group’s risk appetite. The Board Risk & Compliance Committee receives regular reports from management on the effectiveness of our management of Westpac’s material risks. More detail about the role of the Board Risk & Compliance Committee is set out later in this section under ‘Board Risk & Compliance Committee’.

2016 Westpac Group Annual Report	31

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

We adopt a Three Lines of Defence approach to risk management, which reflects our culture of ‘risk is everyone’s business’ in which all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. Effective risk management enables us to:

▪      accurately measure our risk profile and balance risk and reward within our risk appetite, optimising financial growth opportunities and mitigating potential loss or damage;

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

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence comprises separate risk and compliance advisory, control, assurance and monitoring functions, which establish frameworks, policies, limits and processes for the management, monitoring and reporting of risk. The 2nd Line of Defence may approve risks outside the authorities granted to the 1st Line and also evaluate and opine on the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, require improvement and monitor the 1st Line’s progress toward remediation of identified deficiencies.

The 3rd Line of Defence – Independent assurance

Group Audit is an independent assurance function that evaluates and opines on the adequacy and effectiveness of both 1st and 2nd Line risk management approaches and tracks remediation progress, with the aim of providing the Board, and senior executives, with comfort that the Group’s governance, risk management and internal controls are operating effectively.

Our overall risk management approach is summarised in the following diagram:

Our overall risk management governance structure is set out in more detail in the table ‘Risk Management Governance Structure’ included in this Corporate Governance Statement.

We distinguish six main types of risk:

▪      credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

▪      liquidity risk – the risk that the Group will be unable to fund assets and meet obligations as they become due;

▪      market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

▪      conduct risk – the risk that the provision of our services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity;

▪      operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

▪      compliance risk – the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us.

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

32	2016 Westpac Group Annual Report

Corporate governance

▪      equity risk – the potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent;

▪      insurance risk – the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims;

▪      related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in the Westpac Group; and

▪      reputation risk – the risk of the loss of reputation, stakeholder confidence, or public trust and standing.

Westpac has received advanced accreditation from APRA and the RBNZ under the Basel II capital framework, and uses the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk when calculating regulatory capital.

Material exposure to economic, environmental and social sustainability risks

Westpac’s material exposures to economic, environmental and social sustainability risks are managed in accordance with our risk management strategy and frameworks.

Board Risk & Compliance Committee

The Board Risk & Compliance Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Elizabeth Bryan.

As set out in its charter, the Board Risk & Compliance Committee:

▪      reviews and recommends the Risk Management Strategy and Group Risk Appetite Statement to the Board for approval;

▪      sets risk appetite consistent with the Group Risk Appetite Statement;

▪      approves the frameworks, policies and processes for managing risk;

▪      reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

▪      monitors the alignment of the Westpac Group’s risk profile and controls with risk appetite, and oversees the identification, management and reporting of risks inherent in the Westpac Group’s operations;

▪      monitors changes anticipated for the economic and business environment and other factors relevant to our risk profile and risk appetite; and

▪      may approve risks beyond the approval discretion provided to management.

From the perspective of specific types of risk, the Board Risk & Compliance Committee’s role includes:

▪      credit risk – approving key policies and limits supporting the Credit Risk Management Framework, and monitoring the risk profile, performance and management of our credit portfolio;

▪      liquidity risk – approving key policies and limits supporting the Liquidity Risk Management Framework, including our annual funding strategy, recovery and resolutions plans and monitoring the liquidity position and requirements;

▪      market risk – approving key policies and limits supporting the Market Risk Management Framework, including, but not limited to, the Value at Risk and Net Interest Income at Risk limits, and monitoring the market risk profile;

▪      operational risk – approving key policies supporting the Operational Risk Management Framework and monitoring the performance of operational risk management and controls;

▪      conduct risk – reviewing and approving the Group’s approach to the management of conduct risk and reviewing and monitoring of the performance of conduct risk management and controls;

▪      reputation risk – reviewing and approving the Reputation Risk Management Framework and reviewing the monitoring of the performance of reputation risk management and controls; and

▪      compliance risk – reviewing and approving the Compliance Risk Management Framework and reviewing compliance processes and our compliance with applicable laws, regulations and regulatory requirements, discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues, and reviewing complaints and whistleblower concerns.

The Board Risk & Compliance Committee also:

▪      approves the Internal Capital Adequacy Assessment Process and in doing so reviews the outcomes of enterprise wide stress testing, sets the preferred capital ranges for regulatory capital and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;

▪      provides relevant periodic assurances to the Board Audit Committee;

▪      refers to other Board Committees any matters that come to the attention of the Board Risk & Compliance Committee that are relevant for those respective Board Committees; and

▪      in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of the Group’s US operations.

Compliance Management Framework

To proactively manage our compliance risks, we:

▪      comply with our legal obligations, regulatory requirements, voluntary codes of practice to which we subscribe, and Group policies, including the Westpac Code of Conduct;

2016 Westpac Group Annual Report	33

▪      establish frameworks, policies and processes designed to manage, monitor and report compliance and to minimise the potential for breaches, fines or penalties, or loss of regulatory accreditations; and

▪      ensure that appropriate remedial action is taken to address instances of non-compliance.

The Compliance Management Framework (the Framework) sets out our approach to managing compliance obligations and mitigating compliance risk, in order to operate within our compliance appetite and achieve our compliance objectives. It is an integral part of Westpac’s Board-approved Risk Management Strategy and is supported by a number of key policies.

An effective Group compliance management system enables us to demonstrate our commitment to compliance and to comply with our compliance obligations. The approach we use to establish, implement, maintain, evaluate and improve our compliance management system includes:

▪      strategy and scope – business strategy, compliance appetite and scope of the compliance management system;

▪      governance and accountability – roles and responsibilities, governance, compliance culture and competence and training;

▪      framework and documentation – framework, policies and documentation supporting the compliance management system;

▪      compliance planning – management of compliance obligations, risks, controls, issues & incidents, and compliance monitoring and reporting; and

▪      evaluation and improvement – compliance performance measures, escalation and continual improvement.

As with other forms of risk, 1st Line management is primarily responsible for managing compliance. This is supported by an independent 2nd Line Compliance function, which reports to the Group General Counsel & Chief Compliance Officer. The Group General Counsel & Chief Compliance Officer is a member of the Westpac Group Executive Risk Committee, has direct access to the Chair of the Westpac Board Risk & Compliance Committee and regularly attends and presents to that Committee.

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

The Board Remuneration Committee reviews and recommends to the Board the size of variable reward pools each year based on consideration of pre-determined business performance indicators and the financial soundness of Westpac. The Board Remuneration Committee also approves remuneration arrangements outside of the Group Remuneration Policy relating to individuals or groups of individuals which are significant because of their sensitivity, precedence or disclosure implications. In addition, the Board Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required.

The Board Remuneration Committee also reviews and makes recommendations to the Board for the reduction or lapsing of incentive-based equity grants to employees, where subsequent information or circumstances indicate that the grant was not justified.

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

34	2016 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
▪ approves our overall Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement.
Board Risk & Compliance Committee (BRCC)

▪      reviews and recommends the Risk Management Strategy and Group Risk Appetite Statement to the Board for approval;

▪      sets risk appetite consistent with the Group Risk Appetite Statement;

▪      approves the frameworks, policies and processes for managing risk;

▪      reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, Deputy CEO, CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

▪      monitors the alignment of the Westpac Group’s risk profile and controls with risk appetite, and oversees the identification, management and reporting of risks inherent in the Westpac Group’s operations;

▪      monitors changes anticipated for the economic and business environment and other factors relevant to our risk profile and risk appetite; and

▪      may approve risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus

Board Audit Committee

▪      oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.

Board Remuneration Committee

▪      oversees remuneration policies and practices of the Westpac Group.

Board Technology Committee

▪      oversees the implementation of the Westpac Group’s technology strategy, including updates on major programs.

Executive Team

▪      executes the Board-approved strategy;

▪      delivers the Group’s various strategic and performance goals within the approved risk appetite; and

▪      monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees

Westpac Group Executive Risk Committee

▪      leads the management and oversight of material risks across the Westpac Group within the context of the risk appetite approved by the Board;

▪      oversees the embedding of the Westpac Group Risk Management Strategy in the Group’s approach to risk governance;

▪      oversees risk-related management frameworks and key supporting policies;

▪      oversees the Group’s material risks;

▪      oversees reputation risk and sustainability risk management frameworks and key supporting policies; and

▪      identifies emerging risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.

Westpac Group Asset & Liability Committee

▪      leads the optimisation of funding and liquidity risk-reward across the Group;

▪      reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

▪      oversees the Liquidity Risk Management Framework and key policies;

▪      oversees the funding and liquidity risk profile and balance sheet risk profile; and

▪      identifies emerging funding and liquidity risks and appropriate actions to address these.

2016 Westpac Group Annual Report	35

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

Westpac Group Operational Risk Committee

▪      leads the optimisation of operational risk-reward across the Group;

▪      reviews and oversees the Operational Risk Management Frameworks and key supporting policies;

▪      oversees Westpac’s operational risk profile; and

▪      identifies emerging operational risks, and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee

▪      provides assurance that the remuneration arrangements across the Group have been examined from a People, Risk and Finance perspective;

▪      is responsible for ensuring that risk is embedded in all key steps in our remuneration framework;

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

Risk and compliance functions

Risk Function

▪      develops Group-wide risk management frameworks for approval by the BRCC;

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

▪      directs the review and development of compliance policies, compliance plans, controls and procedures;

▪      monitors compliance and regulatory obligations and emerging regulatory developments; and

▪      reports on compliance standards.

36	2016 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure (continued)

Independent internal review
Group Audit ▪ reviews the adequacy and effectiveness of management controls over risk.
Divisional business units

Business Units

▪      responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and

▪      establish and maintain appropriate risk management and compliance controls, resources and self-assurance processes.

2016 Westpac Group Annual Report	37

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2016.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2015 and up to the date of this report are: Lindsay Philip Maxsted, Brian Charles Hartzer, Elizabeth Blomfield Bryan, Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans), Craig William Dunn, Robert George Elstone, Peter John Oswin Hawkins and Peter Ralph Marriott.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2016 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 62

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

Skills, experience and expertise: Lindsay was formerly a partner at KPMG and was the CEO of that firm from 2001 to 2007. His principal area of practice prior to his becoming CEO was in the corporate recovery field managing a number of Australia’s largest insolvency/workout/turnaround engagements including

Linter Textiles (companies associated with Abraham Goldberg), Bell Publishing Group, Bond Brewing, McEwans Hardware and Brashs. He is also a former Director and Chairman of the Victorian Public Transport Corporation.

Westpac Board Committee membership: Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Brian Hartzer,
BA, CFA

Age: 49

Term of office: Managing Director & Chief Executive Officer since February 2015.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office:  Nil.

Other principal directorships: The Financial Markets Foundation for Children and Australian Bankers’ Association Incorporated.

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

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

38	2016 Westpac Group Annual Report

Directors’ report

Name: Elizabeth Bryan AM,
BA (Econ.), MA (Econ.)

Age: 70

Term of office: Director since November 2006.

Date of next scheduled
re-election: Not applicable. Elizabeth Bryan will retire following the 2016 AGM.

Independent: Yes.

Current directorships of listed entities and dates of office: Insurance Australia Group Limited (Chairman since March 2016 and previously Deputy Chairman from June 2015 to March 2016) and Virgin Australia Holdings Limited (Chairman since May 2015).

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

Directorships of other listed entities over the past three years and dates of office: Caltex Australia Limited (July 2002 to December 2015).

Name: Ewen Crouch AM,
BEc (Hons.), LLB, FAICD

Age: 60

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

Skills, experience and expertise: Ewen was a Partner at Allens from 1988 to 2013, where he was one of Australia’s most accomplished mergers and acquisitions lawyers. He served as a member of the firm’s board for 11 years, including four years as Chairman of Partners. His other roles at Allens included Co-Head Mergers and Acquisitions and Equity Capital Markets, Executive Partner, Asian offices and Deputy Managing Partner. He is now a Consultant to Allens. From 2010 to 2015, Ewen was a member of the Takeovers Panel.

In 2013, Ewen was awarded an Order of Australia in recognition of his significant service to the law as a contributor to legal professional organisations and to the community.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

2016 Westpac Group Annual Report	39

Name: Alison Deans,
BA, MBA, GAICD

Age: 48

Term of office: Director since April 2014.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Insurance Australia Group Limited (since February 2013) and Cochlear Limited (since January 2015).

Other principal directorships: kikki.K Holdings Pty Ltd.

Other interests: Senior Advisor, McKinsey & Company.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Alison has more than 20 years’ experience in senior management and consulting roles focused on e-commerce, media and financial services in Australia. During this time, Alison has held a number of senior executive roles including as the CEO of eCorp Limited, Hoyts Cinemas and eBay, Australia and New Zealand. She was the CEO of the technology-based investment company netus Pty Ltd, which was acquired by Fairfax Media Limited in 2012.

Alison was an Independent Director of Social Ventures Australia from September 2007 to April 2013.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Craig Dunn,

BCom, FCA

Age: 53

Term of office: Director since June 2015.

Date of next scheduled
re-election: December 2018.

Independent: Yes.

Current directorships of listed entities and dates of office: Telstra Corporation Limited (since April 2016).

Other principal directorships: Financial Literacy Australia Limited, Chairman of The Australian Ballet and Chairman of Stone and Chalk Limited.

Other interests: Member of the ASIC External Advisory Panel, Board member of each of the New South Wales Government’s Financial Services Knowledge Hub and Jobs for New South Wales and Consultant to King & Wood Mallesons.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited from 2008 to 2013. Craig was previously a Board member of the Australian Japanese Business Cooperation Committee, and former Chairman of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Craig is currently the Chairman of the Australian Government’s Fintech Advisory Group.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: AMP Limited (January 2008 to December 2013).

40	2016 Westpac Group Annual Report

Directors’ report

Name: Robert Elstone,
BA (Hons.), MA (Econ.), MCom

Age: 63

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

Age: 62

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

Age: 59

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

Directorships of other listed entities over the past three years and dates of office: Nil.

2016 Westpac Group Annual Report	41

Company Secretary

Our Company Secretaries as at 30 September 2016 were John Arthur and Tim Hartin.

John Arthur (LLB (Hons.)) was appointed Group Executive, Counsel & Secretariat and Company Secretary in December 2008. In November 2011, John was appointed Chief Operating Officer and held the position of Senior Company Secretary. Before that appointment, John was Managing Director & CEO of Investa Property Group until 2007. Previously, John had been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director. John resigned as Company Secretary of Westpac effective 30 September 2016.1

Tim Hartin (LLB (Hons.)) was appointed Group Company Secretary in November 2011. Before that appointment, Tim was Head of Legal - Risk Management & Workouts, Counsel & Secretariat and prior to that, he was Counsel, Corporate Core. Before joining Westpac in 2006, Tim was a Consultant with Gilbert + Tobin, where he provided corporate advisory services to ASX listed companies. Tim was previously a lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division.

2. Executive Team

As at 30 September 2016 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Brian Hartzer	Managing Director & Chief Executive Officer	2012	2015
Philip Coffey	Deputy Chief Executive Officer	1996	2014
John Arthur	Chief Operating Officer	2008	2011
Lyn Cobley	Chief Executive, Westpac Institutional Bank	2015	2015
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
David Curran	Chief Information Officer	2014	2014
George Frazis	Chief Executive, Consumer Bank	2009	2015
Alexandra Holcomb	Chief Risk Officer	1996	2014
Peter King	Chief Financial Officer	1994	2014
David Lindberg	Chief Executive, Business Bank	2012	2015
David McLean	Chief Executive Officer, Westpac New Zealand Limited	1999	2015
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	2007	2011
Gary Thursby	Chief Strategy Officer	2008	2015

There are no family relationships between or among any of our Directors or Executive Team members.

[1] Rebecca Lim, Westpac’s Group General Counsel & Chief Compliance Officer, was appointed Company Secretary of Westpac effective 1 October 2016.

42	2016 Westpac Group Annual Report

Directors’ report

Brian Hartzer BA, CFA. Age 49
Managing Director & Chief Executive Officer

Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012 encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Brian is a Director of the Australian Bankers’ Association and was formerly the Chairman until December 2015. Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Philip Coffey BEc (Hons.). Age 58
Deputy Chief Executive Officer

Philip was appointed Deputy Chief Executive Officer in April 2014 with responsibility for relationships with key stakeholders, including industry groups, regulators, customers and government. He is also responsible for the Group’s strategy, mergers and acquisitions function.

Prior to this appointment, Philip held the role of Chief Financial Officer from December 2005. Previous to this, he was Group Executive, Westpac Institutional Bank, having been appointed to that position in 2002. He first joined Westpac in 1996 as Head of Foreign Exchange.

Philip was appointed as a Director of Hastings Management Pty Limited in July 2016.

In April 2014, he was appointed the inaugural Chairman of Westpac Bicentennial Foundation, a $100 million scholarship fund with an exclusive focus on Australian education and leadership.

Philip has extensive experience in financial markets, funds management and finance. He began his career at the Reserve Bank of Australia before moving to Citicorp and AIDC Limited. He has also held roles in the United Kingdom and New Zealand.

Philip has an honours degree in Economics from the University of Adelaide and has completed the Stanford University Executive Program.

John Arthur LLB (Hons.). Age 61
Chief Operating Officer

John was appointed Chief Operating Officer in November 2011. He had responsibility for enterprise investments, contact centres, procurement, analytics, banking operations, property, compliance, legal and secretariat services. He joined Westpac as Group Executive, Counsel & Secretariat in December 2008. Before that appointment, John was Managing Director & CEO of Investa Property Group.

Previously, John had been a partner at Freehills and Group General Counsel of Lend Lease Corporation Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as a legal partner, corporate executive and non-executive director.

John retired as Chief Operating Officer effective 30 September 2016.

2016 Westpac Group Annual Report	43

Lyn Cobley BEc, SF FIN, GAICD. Age 53
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

Lyn has over 20 years’ experience in financial services. Prior to joining Westpac, Lyn held a variety of senior positions at the Commonwealth Bank of Australia including serving as Group Treasurer from 2007 to 2013 and most recently as Executive General Manager, Retail Products & Third Party Banking. She was also Head of Financial Institutions at Barclays Capital in Australia, held senior roles at Citibank in Australia and Asia Pacific including Head of Securitisation and was CEO of Trading Room (a joint venture between Macquarie Bank and Fairfax).

Lyn is a member of both the Australian Financial Markets Association (AFMA) and the Westpac Foundation. She is also a member of Chief Executive Women.

Lyn has a Bachelor of Economics from Macquarie University, is a Senior Fellow of the Financial Services Institute of Australia and is a graduate of the Australian Institute of Company Directors.

Brad Cooper DipBM, MBA. Age 54
Chief Executive Officer, BT Financial Group

Brad was appointed Chief Executive Officer, BT Financial Group in February 2010. Brad initially joined Westpac in April 2007 as Chief Executive, Westpac New Zealand Limited and after successfully leading a change program in that market, moved to the role of Group Chief Transformation Officer, leading the Westpac Group’s St.George merger implementation. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and CEO of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to CEO of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

David Curran BCom. Age 51
Chief Information Officer

Dave was appointed Chief Information Officer in September 2014. Dave has almost 30 years of experience with proven expertise in IT and financial services and the implementation of large, complex projects.

Dave has been on the Board of the Westpac Bicentennial Foundation, a $100 million scholarship fund with exclusive focus on Australian education and leadership since 2015.

Before joining Westpac, Dave spent ten years in senior roles at the Commonwealth Bank of Australia (CBA). Before joining CBA, he spent sixteen years at Accenture, where he was a partner, primarily consulting on financial services.

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 52
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

44	2016 Westpac Group Annual Report

Directors’ report

Alexandra Holcomb BA, MBA, MA. Age 55
Chief Risk Officer

Alexandra was appointed Chief Risk Officer in August 2014. As Westpac Group’s Chief Risk Officer, Alexandra is responsible for risk management activities across the enterprise across all risk classes and Westpac’s strategic risk objectives.

Since joining Westpac in 1996, Alexandra has held a number of senior positions including Group General Manager, Group Strategy, M&A and Major Projects, Group Executive of Group Strategy, Head of Westpac Institutional Bank Strategy and Group General Manager of Global Transactional Services.

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

Peter King BEc, FCA. Age 46
Chief Financial Officer

Peter was appointed Chief Financial Officer in April 2014, with responsibility for Westpac’s Finance, Group Audit, Tax and Investor Relations functions. Prior to this appointment, Peter was the Deputy Chief Financial Officer for three years.

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

David Lindberg HBA (Hons. Economics). Age 41
Chief Executive, Business Bank

David was appointed Chief Executive, Business Bank in June 2015, responsible for managing the Group’s end to end relationships across small and medium enterprises, commercial and agri-business customers as well as asset and equipment finance in Australia.

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

David McLean LLB (Hons.). Age 58
Chief Executive Officer, Westpac New Zealand Limited

David was appointed Chief Executive Officer, Westpac New Zealand Limited in February 2015. Since joining Westpac in February 1999, David has held a number of senior roles, including Head of Debt Capital Markets New Zealand, General Manager, Private, Wealth and Insurance New Zealand and Head of Westpac Institutional Bank New Zealand, and most recently, Managing Director of the Westpac New York branch.

Before joining Westpac, David was Director, Capital Markets at Deutsche Morgan Grenfell since 1994. He also established the New Zealand branch of Deutsche Bank and was New Zealand Resident Branch Manager. In 1988, David joined Southpac/National Bank as a Capital Markets Executive. Prior to this, David worked as a lawyer in private practice and also served as in-house counsel for NatWest NZ from 1985. David is a Barrister & Solicitor of the High Court of New Zealand.

2016 Westpac Group Annual Report	45

Christine Parker BGDipBus (HRM). Age 56
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

Gary Thursby BEc, DipAcc, FCA. Age 54

Chief Strategy Officer

Gary Thursby has been Chief Strategy Officer since February 2015, with responsibility for the Group’s strategy and mergers & acquisition portfolios. Prior to this role, Gary was Chief Financial Officer, Australian Financial Services, where his responsibilities included Westpac’s Australian retail banking and wealth management businesses.

Before joining Westpac in 2008, Gary held a number of senior finance roles at Commonwealth Bank of Australia (CBA) including Deputy CFO and CFO Retail Bank. Gary has over 20 years’ experience in financial services, covering finance, M&A and large scale program delivery. He commenced his career at Deloitte Touché Tohmatsu.

Gary has a Bachelor of Economics and a Post Graduate Diploma in Accounting from Flinders University of South Australia and is a Fellow of the Institute of Chartered Accountants.

3. Report on the business

a)  Principal activities

The principal activities of the Group during the financial year ended 30 September 2016 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2016.

b) Operating and financial review

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2016 was $7,445 million, a decrease of $567 million or 7% compared to 2015. Key features of this result were:

▪      a 3% decrease in net operating income before operating expenses and impairment charges with:

–   net interest income of $15,148 million, an increase of $881 million or 6% compared to 2015, with loan growth of 6%, customer deposit growth of 9% and a 1 basis point increase in net interest margin to 2.10%; and

–   non-interest income of $5,837 million, a decrease of $1,538 million or 21% compared to 2015, primarily due to large infrequent items in 2015. Infrequent items included the profit on the partial sale of BT Investment Management Limited (BTIM) and the impact of the move to equity accounting for the remaining BTIM shareholding ($1,316 million), lower profit on the sale of assets ($102 million) and lower performance fees ($24 million), partly offset by the derivative methodology adjustment of $122 million. Excluding these items, non-interest income reduced $218 million or 4% with reduced fees in Westpac Institutional Bank from lower activity and reduced credit cards income in Consumer Bank which included the impact of lower interchange rates;

▪      operating expenses were $9,217 million, a decrease of $256 million or 3% compared to 2015, which included $505 million of higher technology expenses related to changes to accounting for technology investment spending. Excluding this item, operating expenses increased $249 million or 3% primarily from the impact of the Group’s investment programs, higher compliance and regulatory expenses and higher occupancy expenses relating to operating leases in the auto and equipment finance businesses, partly offset by productivity benefits and the impact of the partial sale of BTIM; and

▪      impairment charges were $1,124 million, an increase of $371 million or 49% compared to 2015. Overall asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.20% while total impaired loans to total loans were 0.32%. The increase in impairment charges was primarily due to additional provisioning following the downgrade of a small number of institutional customers to impaired in First Half of 2016, a rise in write-offs in the auto finance portfolio and lower write-backs.

46	2016 Westpac Group Annual Report

Directors’ report

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2016 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’, ‘Divisional performance’ and ‘Risk and risk management’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report, which form part of this report.

c) Dividends

Since 30 September 2016, Westpac has announced a final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $3,145 million for the year ended 30 September 2016 (2015 final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $2,993 million). The dividend will be fully franked and will be paid on 21 December 2016.

An interim ordinary dividend for the current financial year of 94 cents per Westpac ordinary share for the half year ended 31 March 2016, totalling $3,136 million, was paid as a fully franked dividend on 4 July 2016 (2015 interim ordinary dividend of 93 cents per Westpac ordinary share, totalling $2,902 million).

d) Significant changes in state of affairs and events during and since the end of the 2016 financial year

Significant changes in the state of affairs of the Group were:

▪	the issuance of $3.5 billion of share capital in October and November 2015;

▪	the issuance of approximately $1.7 billion of securities known as Westpac Capital Notes 4;

▪	the redemption of all outstanding Trust Preferred Securities (USD $525 million) of Westpac Capital Trust IV (TPS 2004);

▪	the redemption of all outstanding Westpac Trust Preferred Securities (Westpac TPS) ($763 million) by Westpac RE Limited, the responsible entity of the Westpac TPS Trust; and

▪	ongoing regulatory changes and developments, which have included changes to liquidity, capital, financial services, taxation and other regulatory requirements.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 under ‘Information on Westpac’.

The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of these operations or the state of affairs of the Group in subsequent financial years.

e) Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed in Section 1 under ‘Information on Westpac’, including under ‘Outlook’ and ‘Significant developments’.

Further information on our business strategies and prospects for future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

4. Directors’ interests

a)  Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 9 of the Directors’ report for the year ended 30 September 2016 and in the tables below:

▪	their relevant interests in our shares or the shares of any of our related bodies corporate;

▪	their relevant interests in debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate;

▪	their rights or options over shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate; and

▪	any contracts:

	–	to which the Director is a party or under which they are entitled to a benefit; and

	–	that confer a right to call for or deliver shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate.

2016 Westpac Group Annual Report	47

Directors’ interests in Westpac and related bodies corporate as at 7 November 2016

	Number of Relevant
	Interests in Westpac		Number of Westpac		Westpac
	Ordinary Shares		Share Rights		CPS
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	19,472		-		-
Brian Hartzer	53,722	[1]	453,162	[2]	-
Elizabeth Bryan	27,967		-		-
Ewen Crouch	36,431	[3]	-		-
Alison Deans	9,392		-		-
Craig Dunn	8,869		-		-
Robert Elstone	11,384		-		-
Peter Hawkins	15,880	[4]	-		1,370
Peter Marriott	20,870		-		-

1     Brian Hartzer’s interest in Westpac ordinary shares includes 19,745 restricted shares held under the CEO Restricted Share Plan.

2     Share rights issued under the CEO Long Term Incentive Plan and Long Term Incentive Plan.

3     Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

4     Peter Hawkins and his related bodies corporate also hold relevant interests in 1,433 Westpac Subordinated Notes, 850 Westpac Capital Notes 3 and 882 Westpac Capital Notes 4.

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

48	2016 Westpac Group Annual Report

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

For the year ended 30 September 2016, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Options and share rights outstanding

As at the date of this report there are 657,112 share options outstanding and 4,930,154 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 20 December 2015 and 1 October 2018 and the weighted average exercise price is $27.18. The latest dates for exercise of the share rights range between 15 December 2016 and 1 October 2030.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

2016 Westpac Group Annual Report	49

5. Environmental disclosure

As part of our 2017 Sustainability Strategy, we have set targets for our environmental performance. The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

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

The Group was previously subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO Act). The Commonwealth Government repealed the EEO Act, effective from 29 June 2014. Accordingly, all obligations and activities under the EEO Program, including reporting requirements, have ceased.2

Our operations are not subject to any other significant environmental regulation under any law of the Commonwealth of Australia or of any state or territory of Australia. We may, however, become subject to environmental regulation as a result of our lending activities in the ordinary course of business and we have policies in place to ensure that this potential risk is addressed as part of our normal processes.

We have not incurred any liability (including for rectification costs) under any environmental legislation.

[1]        Formerly known as the Carbon Disclosure Project.

[2]        Westpac implemented energy efficiency opportunities that are expected to result in estimated energy savings of 580GJ, carbon savings of 3,847tCO2e and cost savings of $399,564 per year.

6. Rounding of amounts

Westpac is an entity to which ASIC Corporations Instrument 2016/191 dated 24 March 2016, relating to the rounding of amounts in directors’ reports and financial reports, applies. Pursuant to this Instrument, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2016.

In Australia, political expenditure for the financial year ended 30 September 2016 was $196,555. This relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions, such as speeches and events with industry participants.

There was no expenditure on political activities in New Zealand for the financial year ended 30 September 2016. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

50	2016 Westpac Group Annual Report

Directors’ report

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2016:

							Risk & Compliance		Nominations		Remuneration		Technology
	Notes	Board		Audit Committee			Committee		Committee		Committee		Committee
Number of meetings
held during the year
Director		A	B	A	B	C	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	9	9	6	5	1	4	4	4	4	-	-	-	-
Brian Hartzer	2	9	9	-	-	-	-	-	-	-	-	-	3	3
Elizabeth Bryan	3	9	9	-	-	-	4	4	4	4	6	6	-	-
Ewen Crouch	4	9	9	-	-	-	4	4	4	4	6	6	-	-
Alison Deans	5	9	9	-	-	-	4	4	-	-	-	-	3	3
Craig Dunn	6	9	9	-	-	-	4	4	-	-	6	6	-	-
Robert Elstone	7	9	9	6	6	-	4	4	-	-	6	6	-	-
Peter Hawkins	8	9	9	6	6	-	4	4	4	4	-	-	3	3
Peter Marriott	9	9	9	6	6	-	4	4	4	4	-	-	3	3

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member              B - Meetings attended as a member                 C – Leave of absence granted

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2015.

1               Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

2               Member of the Board Technology Committee.

3               Chairman of the Board Risk & Compliance Committee. Member of the Board Nominations Committee and the Board Remuneration Committee.

4               Chairman of the Board Remuneration Committee. Member of the Board Nominations Committee and the Board Risk & Compliance Committee.

5               Member of the Board Risk & Compliance Committee and the Board Technology Committee.

6               Member of the Board Remuneration Committee and Board Risk & Compliance Committee.

7               Member of the Board Remuneration Committee, the Board Risk & Compliance Committee and the Board Audit Committee.

8     Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Nominations Committee and the Board Risk & Compliance Committee.

9     Chairman of the Board Audit Committee. Member of the Board Risk & Compliance Committee, the Board Technology Committee and the Board Nominations Committee.

2016 Westpac Group Annual Report	51

9. Remuneration Report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2016 Remuneration Report (Report).

2016 Remuneration outcomes

Each year the Board assesses a number of factors when determining remuneration outcomes. In addition to balanced scoreboards including financial results, the Committee assesses other elements of performance such as the quality of the results, key performance drivers, meeting customer needs, the risk and operating environment and effectiveness of implementation of strategic initiatives to determine if the scoreboard outcomes adequately reflect actual performance and return to shareholders.

This year the Group performance was sound. Although our cash earnings were flat on last year, we have finished the year with a stronger balance sheet in terms of both capital and liquidity. The higher capital and associated number of shares on issue combined with the flat cash earnings result has impacted the earnings per share as well as the Group’s return on equity.

It is against these outcomes that the short and long-term incentives were finalised. Short-term incentive outcomes during the year for the CEO and the Group Executive team averaged 95% of target, down by an average of 11% on last year, and were within a range of 85% to 106%. Different incentive outcomes across the Group Executive team reflect the performance of each division and the quality of the performance delivered.

In 2016, the 2013 Long Term Incentive (LTI) reached the test date. As the minimum performance vesting thresholds were not met, none of the 2013 LTI will vest.

More specifically:

▪                  Westpac’s LTI plan Total Shareholder Return (TSR) over the last three years was 15.2%. While we ranked second amongst the four major Australian banks over the performance period, this outcome was below the 50th percentile vesting threshold so none of the 2013 TSR hurdled rights vested. This is the second consecutive year where the TSR hurdle has not been met.

▪                  Westpac’s Cash Earnings per Share (EPS) growth over the last three years was also below the vesting threshold of 12.5% (4.0% compound annual growth), so none of the 2013 EPS hurdled rights vested. The Committee considered that while EPS outcomes were negatively impacted by regulatory changes which led Westpac to raise more capital and increase the number of shares on issue, we did not feel the impact warranted any change in the vesting of rights against this performance hurdle. The 2013 grant required growth of 19.1% (6% compound annual growth) for all of this tranche to vest.

Remuneration frameworks

The Committee remains focused on assessing whether Westpac’s remuneration frameworks continue to be appropriate in the context of the competitive market in which we operate, the interests of shareholders and the external environment.

The Board has decided that the growth based Cash EPS LTI hurdle is no longer the appropriate hurdle alongside the TSR hurdle for assessing the Group’s long-term performance. Accordingly, the Board has determined to replace the Cash EPS LTI hurdle with a return on equity based performance hurdle for LTI awards commencing in 2017.

The new hurdle is the average cash earnings return on average ordinary equity (average Cash ROE) over the three year performance period from FY17 to FY19 inclusive. This hurdle aims to reward achievement of returns comfortably above the Group’s cost of capital while generating shareholder value and further improving how efficiently the Group uses its limited capital resources within the Group’s risk appetite. This hurdle will provide an appropriate counterbalance to TSR as a market reference for our share price and dividend performance.

The performance range for the 2017 LTI is an average Cash ROE of between 13.5% and 14.5%. Below 13.5% none of the grant will vest and between 13.5% and 14.5%, 50% to 100% will vest on a straight line basis.

Full details of this new hurdle are contained within the Report.

52	2016 Westpac Group Annual Report

Directors’ report

Remuneration Changes

Two new Group Executive (Key Management Personnel – KMP) appointments have been made at starting remuneration levels lower than that of longer serving KMP: Rebecca Lim as the Group General Counsel & Chief Compliance Officer and Gary Thursby taking on the role of Group Executive, Strategy & Enterprise Services. As the appointments are effective 1 October 2016 and the roles designated as KMP, the remuneration details will be disclosed in the 2017 Report.

Remuneration increases in 2016 were directed to those newly appointed executives who have demonstrated their capacity to deliver the required business outcomes. The average adjustment across the executive team in FY16 was below 2%.

We are confident that the recent changes to our remuneration framework will support the delivery of sustainable outcomes in the best interests of our shareholders.

Ewen Crouch

Chairman – Board Remuneration Committee

2016 Westpac Group Annual Report	53

1. Governance and risk management

This section details the Group’s approach to governance and risk management as they relate to remuneration.

1.1. Governance

The Group’s remuneration policies and practices strive to fairly and responsibly reward employees for achieving high performance and delivering superior long-term results for customers and shareholders, having regard to the Group’s risk management framework, the law and high standards of governance.

The role of the Board is to provide strategic guidance for the Group and effective oversight of management. In this way, the Board is accountable to shareholders for performance. As part of this role, the Board has overall accountability for remuneration.

The Remuneration Committee supports the Board. Its primary function is to assist the Board to fulfil its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors the remuneration policies and practices of the Group, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Board Remuneration Committee Charter which is available on the Group’s website.

All Board Committee Charters are reviewed every two years. The Board Remuneration Committee Charter was last reviewed and amended in March 2016.

Members of the Remuneration Committee during 2016

All members of the Remuneration Committee are independent Non-executive Directors. During 2016, the members were:

▪	Ewen Crouch (Chairman);

▪	Elizabeth Bryan;

▪	Craig Dunn; and

▪	Robert Elstone.

Independent remuneration consultant

In 2016, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other remuneration matters. These services are provided directly to the Remuneration Committee independent of management. The Chairman of the Remuneration Committee oversees the engagement and costs of the independent consultant.

Work undertaken by Guerdon Associates during 2016 included information relating to the benchmarking of Non-executive Director and CEO remuneration and analysis of the Group’s Earnings per Share (EPS) long term incentive (LTI) performance hurdle. No remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates in 2016.

Internal governance structure

The Westpac governance structure includes three levels of Remuneration Oversight Committees (ROCs) which focus on the appropriateness and consistency of remuneration arrangements and outcomes within functions and divisions and across the Group. The ROCs support the Board Remuneration Committee by ensuring that the Group-wide remuneration frameworks and outcomes are consistent with the Group’s approved policy.

1.2. Risk management

The Group aims to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk and Compliance Committee is also a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk and Compliance Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control, and engage external advisors who are independent of management.

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management that is fundamental to the way the Group operates. The performance of each division is reviewed and measured with reference to how risk is managed and the results influence remuneration outcomes.

The Executive Total Reward Framework (outlined in Section 3 of this Report) specifically includes features to take account of risk.

Each year, the Board determines the size of the variable reward pool which funds variable reward outcomes across the Group. This is based on the Group’s performance for the year and an assessment of how profit should be shared among shareholders and employees while retaining sufficient capital for growth. The primary financial indicator used is economic profit, which measures cash earnings adjusted for a capital charge. A range of other metrics are also considered including cash earnings, return on equity (ROE), cash EPS and dividends.

Short-term incentive (STI) outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and progress on the implementation of the Group’s strategy. Group outcomes for economic profit, core earnings growth and ROE accounted for 40% of the CEO’s scoreboard for 2016. Similarly, Group Executive scoreboards had 45% of their STI determined based on Group economic profit, divisional economic profit, divisional core earnings growth and divisional expense management (Chief Risk Officer 30%). A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Group Executives’ scoreboards. In addition, the CEO and each Group Executive are assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion over the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

54	2016 Westpac Group Annual Report

Directors’ report

Approval of remuneration decisions

The Group follows a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in our requirement for the Board, based on recommendations from the Remuneration Committee, to approve performance outcomes and remuneration for:

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

Shareholding requirements and hedging policy

To further align their interests with those of shareholders, the CEO and Group Executives are required to build and maintain a substantial Westpac shareholding within five years of being appointed to their role. For the CEO, the value of that shareholding is expected to be no less than five times his annual fixed remuneration. For Group Executives, the expected minimum shareholding is a value of $1.2 million.

Participants in the Group’s equity plans are forbidden from entering, either directly or indirectly, into hedging arrangements for unvested securities in their STI and LTI equity awards. No financial products of any kind may be used to mitigate the risk associated with these awards. Any attempt to hedge these securities makes them subject to forfeiture. These restrictions have been in place for some time and satisfy the requirements of the Corporations Act which prohibit hedging of unvested securities.

2016 Westpac Group Annual Report	55

2. Key Management Personnel remuneration disclosed in this Report

The remuneration of Key Management Personnel (KMP) for the Group is disclosed in this Report. In 2016, KMP comprised Non-executive Directors, the CEO and Group Executives who reported to the CEO and/or led significant parts of the business.

CEO and Group Executives

Name	Position	Term as KMP
Managing Director & Chief Executive Officer
Brian Hartzer	Managing Director & Chief Executive Officer	Full Year
Group Executives
Philip Coffey	Deputy Chief Executive Officer	Full Year
John Arthur[1]	Chief Operating Officer	Full Year
Lyn Cobley	Chief Executive, Westpac Institutional Bank	Full Year
Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year
David Curran	Chief Information Officer	Full Year
George Frazis	Chief Executive, Consumer Bank	Full Year
Alexandra Holcomb	Chief Risk Officer	Full Year
Peter King	Chief Financial Officer	Full Year
David Lindberg	Chief Executive, Business Bank	Full Year
David McLean	Chief Executive Officer, Westpac New Zealand Limited	Full Year
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	Full Year
Non-executive Directors

Name	Position	Term as KMP
Lindsay Maxsted	Chairman	Full Year
Elizabeth Bryan	Director	Full Year
Ewen Crouch	Director	Full Year
Alison Deans	Director	Full Year
Craig Dunn	Director	Full Year
Robert Elstone	Director	Full Year
Peter Hawkins	Director	Full Year
Peter Marriott	Director	Full Year

[1] John Arthur ceased to be a KMP effective 1 October 2016.

56	2016 Westpac Group Annual Report

Directors’ report

3. Remuneration snapshot 2016

This section provides an overview of the Group’s remuneration arrangements during the 2016 financial year.

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

The Total Reward framework has three components and, in aggregate, is benchmarked against relevant financial services competitors:

Fixed remuneration – takes into account the size and complexity of the role, individual responsibilities, experience, skills and disclosed market-related pay levels in the financial services industry;

Short-term incentive (STI) – is determined based on an STI target set using similar principles to those used for fixed remuneration, and on individual, divisional and Group performance objectives for the year. Performance is measured against risk-adjusted financial targets and non-financial targets that support the Group’s strategy; and

Long-term incentive (LTI) – is designed to align the remuneration of executives to the long-term performance of the Group and the interests of shareholders. The amount of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

4. Executive remuneration

4.1. Remuneration structure and policy

a) Fixed remuneration

Fixed remuneration comprises cash salary, salary sacrificed items and employer superannuation contributions.

The Group provides superannuation contributions in line with statutory obligations. Fixed remuneration is reviewed annually taking into consideration:

▪     role and accountabilities;

▪     relevant market benchmarks within the financial services industry; and

▪     the attraction, motivation and retention of key executives.

2016 Westpac Group Annual Report	57

b) Short-term incentive (STI)

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The CEO and each Group Executive are assessed using a balanced scoreboard, combining both annual financial and non-financial objectives which support the Group’s strategy.

STI targets

Brian Hartzer’s STI target for 2016 was $2,686,000, unchanged from 2015.

STI targets for Group Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year, based on a range of factors including market competitiveness and the nature of each role. The STI targets for the 2016 performance year did not increase for those Group Executives whose fixed remuneration was unchanged in 2016. The STI awards for Group Executives are managed within the Group-wide variable reward pool.

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in the scoreboard measurement process. The maximum STI opportunity is 150% of target. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) in the assessment process.

STI structure 2016

The table below details how and when STI outcomes are delivered, and for deferred payments, the type of equity and the instrument used:

[1]    The Board has the discretion to satisfy vested share right grants and the allocation of subsequent shares to participants, or the allocation of restricted shares under the deferred STI, by either the issue of new shares or the on-market purchase of shares.

[2]    Shares granted under the CEO Restricted Share Plan and the Restricted Share Plan rank equally with Westpac ordinary shares for dividends and voting rights from the date they are granted.

[3]    Rights to ordinary shares entitle the holder to Westpac ordinary shares at the time of vesting.

58	2016 Westpac Group Annual Report

Directors’ report

By deferring a portion of the STI as restricted equity, incentive payments are better aligned with the interests of shareholders as the ultimate value of the deferred portion is tied to the share price at the end of the restriction period. The deferred STI awards recognise past performance and are not subject to further performance conditions and receive dividends over the vesting period.

If an executive resigns or retires, or otherwise leaves the Group before their securities vest, the Board has discretion as to how those securities are treated. If the executive leaves to join another organisation, or is terminated for cause, their securities are generally forfeited. In other circumstances, the Board may allow the securities to remain on foot for the balance of the relevant restriction period and then vest.

Securities are also subject to forfeiture at the Board’s discretion in the event of a material issue or financial mis-statement.

Details of deferred STI allocations granted in prior years and exercised during the year ended 30 September 2016 are included in Section 6.4 of this Report.

c) Long-Term Incentive (LTI)

The CEO and Group Executives are also eligible for an LTI award.

LTI structure 2016

The following diagram and table set out the key features of the 2016 LTI awards made in December 2015 to the CEO under the CEO LTI Plan and to Group Executives under the Westpac LTI Plan:

2016 Westpac Group Annual Report	59

LTI structure 2017 - ROE to replace Cash EPS CAGR

Commencing in 2017, a Return on Equity (ROE) based hurdle will replace Cash EPS CAGR for 50% of the allocation. Participants will continue to receive performance share rights (share rights) which, if they qualify for vesting, will convert to ordinary shares on a 1:1 basis at the vesting date. Share rights which do not qualify for vesting at the single test date will lapse.

The ROE performance hurdle measures the average cash return on average ordinary equity (average Cash ROE) over the three year performance period. Share rights that qualify for vesting will have a one year holding lock applied and will vest at the completion of the four year term from the commencement date.

For the 2017 grant, the share rights will be tested against the performance hurdles on 30 September 2019. If Westpac’s average Cash ROE for the three years (FY17 to FY19 inclusive) is equal to 13.5%, 50% of the share rights will qualify for vesting. If Westpac’s average Cash ROE is at or above 14.5%, 100% of the share rights will qualify for vesting. If Westpac’s average ROE is between 13.5% and 14.5%, the number of share rights eligible for vesting will increase on a straight line basis from 50% to 100% of the share rights awarded. Share rights that qualify for vesting will have a one year holding lock applied and will vest on 30 September 2020.

LTI award opportunities

The CEO was granted an LTI award of $2,528,000 in the form of share rights for 2016 under the CEO LTI Plan.

Group Executives receive annual LTI awards in the form of share rights under the Westpac LTI Plan. A share right is not a Westpac share and does not attract the payment of dividends.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Group Executive.

CEO LTI Plan and Westpac LTI Plan – Granted after 1 October 2015
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

The value of share rights is determined by an independent valuer taking as a starting point the market price of Westpac shares at grant and utilising a Monte Carlo simulation pricing model, applying assumptions based on expected life, volatility, risk-free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The Committee applies a maximum discount of 60% (including the impact of dividends forgone) to the market price of Westpac shares when determining the value of share rights. The value of a TSR hurdled share right may be different to an EPS hurdled share right.

Performance hurdles

The CEO and Group Executives generally only receive value from their LTI awards where performance hurdles are achieved. The two hurdles for the December 2015 grants were Westpac’s relative TSR and Cash EPS CAGR which are detailed below.

The TSR data is averaged over the three months preceding the measurement date.

Together, the use of these two hurdles is intended to provide a balanced view of the Group’s overall performance and provide strong alignment with shareholder interests.

The two hurdles operate independently.

60	2016 Westpac Group Annual Report

Directors’ report

CEO LTI Plan and Westpac LTI Plan – Granted after 1 October 2015
Performance hurdles (cont.)	2016 LTI Award
	TSR (50% of the allocation)	Cash EPS CAGR (50% of the allocation)

Westpac’s TSR must equal the growth in the composite index in order for 50% of the TSR tranche to vest.

For 100% to vest, Westpac’s TSR must exceed the growth of the composite index by 21.55 (i.e. average 5% compound annual growth over the four year performance period).

The companies in the 2016 peer groups for the Westpac Reward Plan are:

▪                  AMP Limited;

▪                  Australia and New Zealand Banking Group Limited;

▪                  Bank of Queensland;

▪                  Bendigo and Adelaide Bank Limited;

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

Westpac has a policy of not providing earnings guidance to the market. Accordingly, the Board will advise specific Cash EPS targets and the Group’s performance against target following the test date.

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

Targets are set for stretch performance

The Board considers the vesting profile appropriate as 100% vesting will only occur where Westpac’s TSR equals or exceeds the growth of the composite index plus 21.55.

The TSR performance will be measured once at the completion of the performance period. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

The expensed value of the December 2014, 2015 and 2016 grants in Table 6.2 of this Report have been reduced to 50%, reflecting the Board’s current assessment of the probability of the threshold EPS hurdles being met and share rights vesting over time.

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

No re-testing

There has been no re-testing on LTI awards made since 2011. No award currently on foot is subject to re-testing. Accordingly, securities that have not vested after the measurement period lapse immediately.

2016 Westpac Group Annual Report	61

CEO LTI Plan and Westpac LTI Plan – Granted after 1 October 2015
Treatment of securities

The Board has discretion in relation to performance share rights where the CEO or a senior executive resigns or retires or otherwise leaves the Group before vesting occurs. This discretion enables the Board to vest the relevant securities or leave them on foot for the remainder of the performance period. In exercising its discretion, the Board will take into account all relevant circumstances including those surrounding the departure in question. The Board may also adjust the number of performance share rights downwards, or to zero (in which case they will lapse) where the circumstances of the departure warrant, or to respond to misconduct resulting in significant financial and/or reputational impact to Westpac.

Where a holder acts fraudulently or dishonestly, or is in material breach of their obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will lapse unless the Board determines otherwise.

62	2016 Westpac Group Annual Report

Directors’ report

4.2. Linking reward and performance

CEO performance objectives and key highlights

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO. These objectives are intended to provide a robust link between remuneration outcomes and the key drivers of long-term shareholder value. The STI objectives are set in the form of a scoreboard with targets and measures aligned to the Group’s strategic priorities cascaded from the CEO scoreboard to the relevant Group Executive scoreboard. The key financial and non-financial objectives for the CEO in the 2016 financial year, with commentary on key highlights are provided below:

Category	Weighting	Measure[1]	Performance Highlights
Performance disciplines	30%	Economic profit

▪             Delivered economic profit (EP) of $3,774 million, down on 2015. EP was impacted by the increased capital charge as a result of a 13% increase in average ordinary equity.

▪             Cash Earnings remain unchanged.

▪             Return on Equity was a solid 14%, with all divisions achieving returns above their cost of capital despite difficult operating conditions and increased capital requirements.

	10%	Core earnings growth

▪             Core earnings increased 3.4%.

▪             Revenues grew 3% underpinned by 6% growth in lending, and 9% growth in customer deposits. Costs rose 3% due to increased investment and higher regulatory and compliance costs.

	10%	Capital management

▪             Strengthened the balanced sheet ahead of regulatory change and managed the raising of capital well.

▪             Led the market in ensuring lending rates partly reflected higher capital requirements.

▪             Common equity tier 1 ratio of 9.48% above preferred range.

	10%	Adherence to Group Risk Appetite Statement (RAS)

▪             Proactive in tightening credit standards in commercial property market.

▪             Further improvements in credit, operational, and compliance risk management.

▪             Cyber risk control a focus with a new security incident and event monitoring system in place monitoring 1.9 billion events per day.

▪             An ongoing focus on strengthening the compliance and control environment and doing the right thing by our customers including in relation to product governance and an overall conduct risk framework.

▪             Substantial work has been undertaken on conduct, focused on creating a common understanding and approach to managing conduct across the Group.

Driving strategic change	10%	Service revolution

▪             Launched the Group-wide Service Promise to build a stronger culture of service leadership. This program has seen substantial support from employees and contributing to rising compliments and falling complaints.

▪             Customer complaints down 30% over the year.

▪             Enhanced the value of the customer franchise, customer numbers increasing by 350,000 in Australia.

	10%	Building growth highways

▪             Continued sound growth in Wealth and SME.

▪             In Wealth, funds under administration up 7%, funds under management up 9%. Insurance premiums also higher.

▪             SME business lending up 8%.

▪             Market conditions in Asia leading us to wind back investment ambitions for that region.

▪             Actively managed growth and return outcomes which saw margins higher over the year.

▪             Home lending increased just above target and system while managing margins well.

▪             Growth in household deposits exceeded expectations (and system).

2016 Westpac Group Annual Report	63

Category	Weighting	Measure[1]	Performance Highlights
Driving strategic change (cont.)	10%	Digital transformation

▪             Further improvement in digital capabilities improving the customer experience, employee productivity and risk management.

▪             Updates to Westpac’s online banking saw the platform rated No.1 globally by Forrester Global Mobile Banking Functionality Benchmark, in which 46 global banks were reviewed. Launched a new business banking platform for St.George customers, and upgraded the Group’s business loan origination platform (LOLA).

▪             Digitised 7 of the top 10 manual transactions improving the experience for customers and time spend by employees. These included credit card activation and blocking and unblocking credit cards.

▪             Significant enhancements to technology infrastructure with the Customer Service Hub now in development, the upgrade of the St.George deposit and transaction platform and major releases to the Group’s wealth platform Panorama, with digital sales increasing by 30%.

People	10%	People and sustainability

▪             Retained the Group’s position as the most sustainable bank globally in the 2016 Dow Jones Sustainability Indices (DJSI) Review with highest score ever.

▪             The number of women in leadership grew to 48% on track to meet our 2017 target of 50%.

▪             Further reduction in the Lost Time Injury Frequency Rate, ahead of targets. Total recordable injuries have now fallen 17% since 2014.

▪             We have made good progress on the Workforce Revolution program focused on transforming our culture and improving the quality and capability of our leaders to deliver on our Service Revolution strategy.

1     Individual measures will differ for each Group Executive.

64	2016 Westpac Group Annual Report

Directors’ report

The Group’s primary financial measure is economic profit which the Board believes, in combination with ROE, is an appropriate measure of returns and of the value created for shareholders complementing the LTI measures. The remaining measures focus on ensuring that we remain strong; deliver targeted growth; and drive simplification, innovation and productivity while helping our customers, communities and people to prosper and grow. The final STI outcome for 2016 reflects the Board’s view of performance across all balanced scoreboard measures relative to planned outcomes, and the value the Group has delivered for shareholders.

Aligning pay with performance and shareholder return

Graph 1 shows the CEO STI payments as a percentage of STI target and its relationship to our primary financial metric, economic profit, while Graph 2 shows the Group’s ROE performance being the other key financial metric. Graphs 3 and 4 show the Group’s TSR and EPS performance respectively, these being the LTI hurdles.

Graph 1: STI Award for CEO vs Economic Profit	Graph 2: Return on Equity (ROE) 2013 to 2016

Graph 3: Total Shareholder Return (TSR) 2012 to 2016	Graph 4: Cash Earnings per Share (EPS) 2013 to 2016

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

▪                  any relevant positive or negative risk management or reputational issue that impacts the Group;

▪                  the quality of the financial result as shown by its composition and consistency;

▪                  whether there have been major positive or negative aspects regarding the quality of leadership and/or behaviours consistent with our values; and

▪                  any other relevant under or over performance or other matter not captured.

2016 Westpac Group Annual Report	65

The process ensures that financial measures such as economic profit are adjusted for non-operating items which impact the current year process such as write-offs, accounting standard changes or one-off transactions (where appropriate) to ensure that employees are neither advantaged nor disadvantaged when determining the incentive outcome. Adjustments are considered on a multi-year basis where appropriate e.g. where a material adjustment impacts future earnings.

At the end of the year, the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Group Executive to the Board for approval, thereby ensuring the Board retains oversight of final awards.

LTI performance outcomes

The following table provides the Group’s TSR, dividends per share, cash earnings per share and share price performance each year from 2012 to 2016:

			Years Ended 30 September
	2016	2015	2014	2013	2012
TSR – three years	15.24%	62.30%	102.03%	66.09%	25.61%
TSR – five years	100.72%	92.78%	103.74%	90.91%	20.03%
Dividends per Westpac share (cents)[1]	188	187	182	174	166
Cash earnings per Westpac share[2]	$2.35	$2.48	$2.45	$2.29	$2.15
Share price – high	$33.74	$40.07	$35.99	$34.79	$24.99
Share price – low	$27.57	$29.10	$30.00	$24.23	$19.00
Share price – close	$29.51	$29.70	$32.14	$32.73	$24.85

1           Does not include $0.20 special dividend determined in 2013.

2           Cash earnings are not prepared in accordance with AAS and have not been subject to audit.

The vesting outcomes for awards made to the CEO and Group Executives under the CEO Performance Plan and Westpac Reward Plan that reached the completion of the performance period during the financial year are set out below. No changes have been made to the terms and conditions of prior grants.

TSR hurdle vesting outcomes

		Commencement		TSR Percentile in	Vested	Lapsed
Equity Instrument	Type of Equity	Date[1]	Test Date	Ranking Group	%	%
CEO Performance Plan[2]	Performance share rights	1 October 2013	1 October 2016[3]	20th percentile	-	100
Westpac Long Term Incentive Plan	Performance share rights	1 October 2013	1 October 2016[3]	20th percentile	-	100

1           Commencement date refers to the commencement of the performance period.

2           CEO Performance Plan refers to awards made to Gail Kelly.

3           There is no re-testing and any unvested share rights lapse.

Cash EPS CAGR hurdle vesting outcomes

		Commencement		Cash EPS CAGR	Vested	Lapsed
Equity Instrument	Type of Equity	Date[1]	Test Date	Performance	%	%
CEO Performance Plan[2]	Performance share rights	1 October 2013	1 October 2016	1.10%	-	100
Westpac Long Term Incentive Plan	Performance share rights	1 October 2013	1 October 2016	1.10%	-	100

1           Commencement date refers to the commencement of the performance period.

2           CEO Performance Plan refers to awards made to Gail Kelly.

2013 Cash EPS CAGR hurdle

The Cash EPS CAGR hurdle and vesting profile over the three year vesting period for the 2013 LTI grant was:

▪                  a minimum of 4% CAGR for 50% to vest;

▪                  6% CAGR for 100% to vest; and

▪                  straight-line vesting between 4% and 6% CAGR.

The Cash EPS CAGR range was developed prior to the allocation in December 2013, and reflected stretch targets in the context of both consensus analyst forecasts and the Westpac strategic plan and business forecasting. The performance range also reflected the forecast market and operating conditions in late 2013.

66	2016 Westpac Group Annual Report

Directors’ report

4.3. Remuneration outcomes for the CEO and Group Executives – Linking reward and performance

The following table has been prepared to provide shareholders with an outline of the remuneration which has been received for the 2016 performance year either as cash or in the case of prior equity awards, the value which has vested in 2016 (see Note 5 below). Details in this table supplement the statutory requirements in Section 6.2 of this report. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with Australian Accounting Standards (AAS), this table shows the actual remuneration value (unaudited) received by executives and is not prepared in accordance with AAS.

	Fixed Remuneration[1]	2016 STI Cash Payment[2]	2016 Total Cash Payments[3]	Prior Year Equity Awards[4] Vested during 2016	Prior Year Equity Awards[4] Forfeited during 2016
	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer	2,811,402	1,302,710	4,114,112	1,003,809	625,247

Group Executives
John Arthur	1,222,005	585,000	1,807,005	1,275,467	1,559,657
Lyn Cobley	1,124,889	492,500	1,617,389	553,866	-
Philip Coffey	1,331,293	597,500	1,928,793	1,392,992	1,479,487
Brad Cooper	1,097,162	735,000	1,832,162	1,336,930	1,348,357
David Curran	940,826	467,500	1,408,326	-	-
George Frazis	1,168,631	815,000	1,983,631	1,150,603	979,045
Alexandra Holcomb	986,607	492,500	1,479,107	662,184	366,806
Peter King	1,072,417	545,000	1,617,417	458,612	269,630
David Lindberg	903,399	477,500	1,380,899	326,656	-
David McLean	836,941	363,050	1,199,991	259,469	154,014
Christine Parker	873,835	450,000	1,323,835	703,239	583,476

1           Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation contributions.

2           The cash STI payment represents 50% of the 2016 STI outcome and will be paid in December 2016. The remaining 50% is deferred in the form of equity granted in December 2016 which will vest in equal tranches in October 2017 and 2018.

3           This is the addition of the first and second columns.

4           Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles which have vested in 2016. The equity value has been calculated as the number of securities that vested or were forfeited during the year ended 30 September 2016, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested or were forfeited, less any exercise price payable.

5. Non-executive Director remuneration

5.1. Structure and policy

Remuneration policy

Westpac’s Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise.

As the Board’s focus is on strategic direction, long-term performance and the creation of shareholder value, fees for Non-executive Directors are not related to the Group’s short-term results and Non-executive Directors do not receive performance-based remuneration.

2016 Westpac Group Annual Report	67

Non-executive Director remuneration consists of the following components:

Remuneration Component	Paid as	Detail
Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.
Committee fees	Cash	Additional fees are paid to other Non-executive Directors for chairing or participating in Board Committees.
Employer superannuation contributions	Superannuation	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary.

Non-executive Director remuneration in 2016

Non-executive Director fee review – Effective 1 October 2015

The Board reviewed the Non-executive Director fee framework in late 2015. On the basis of market data provided by Guerdon Associates, the Board approved an increase to the Board Chairman fee and an increase to the Chairman and member fees across the Board Committees recognising the workload associated with these key roles. The Non-executive Director base fee was unchanged.

Changes to Board and Committee composition

No changes were made to Board or Committee composition during the 2016 remuneration period.

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2016, $3.16 million (70%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions.

Fee framework

This section details the current Non-executive Director fee framework.

Base and Committee fees

The following table sets out the Board and standing Committee fees:

Annual Rate
Base Fee	$
Chairman	810,000
Non-executive Directors	225,000
Committee Chairman Fees
Audit Committee	70,400
Risk & Compliance Committee	70,400
Remuneration Committee	63,800
Technology Committee	35,200
Committee Membership Fees
Audit Committee	32,000
Risk & Compliance Committee	32,000
Remuneration Committee	29,000
Technology Committee	16,000

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

Subsidiary Board and Advisory Board fees

During the reporting period, additional fees of $35,000 were paid to Peter Hawkins as a member of the Bank of Melbourne Advisory Board.

68	2016 Westpac Group Annual Report

Directors’ report

Equity participation

Non-executive Directors have resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4(a) of the Directors’ report.

6. Required remuneration disclosures

6.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-Term Benefits		Post-Employment Benefits

	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Total
Name	$	$	$	$
Current Non-executive Directors
Lindsay Maxsted, Chairman
2016	810,000	-	19,540	829,540
2015	795,000	-	18,989	813,989
Elizabeth Bryan
2016	324,400	-	19,540	343,940
2015	313,000	-	18,989	331,989
Ewen Crouch
2016	320,800	-	19,540	340,340
2015	311,000	-	18,989	329,989
Alison Deans
2016	273,000	-	19,540	292,540
2015	270,000	-	18,989	288,989
Craig Dunn
2016	286,000	-	19,540	305,540
2015	94,892	-	6,569	101,461
Robert Elstone
2016	318,000	-	19,540	337,540
2015	320,701	-	18,989	339,690
Peter Hawkins
2016	324,200	35,000	19,465	378,665
2015	315,000	35,000	18,916	368,916
Peter Marriott
2016	343,400	-	19,540	362,940
2015	322,298	-	18,989	341,287
Total fees
2016	2,999,800	35,000	156,245	3,191,045
2015[2]	2,799,580	35,000	143,279	2,977,859

1           Includes fees paid to the Chairman and members of Board Committees.

2           The total fees for 2015 reflect the prior year remuneration for the 2015 reported Non-executive Directors.

2016 Westpac Group Annual Report	69

6.2. Remuneration details – CEO and Group Executives

This section sets out details of remuneration for the CEO and Group Executives for the 2016 financial year, calculated in accordance with AAS.

	Short-Term Benefits				Post- Employment Benefits	Other Long- Term Benefits	Share-Based Payments
	Fixed Remuneration[1]	STI (Cash)[2]	Non-Monetary Benefits[3]	Other Short-Term Benefits[4]	Superannuation Benefits[5]	Long Service Leave	Restricted Shares[6]	Options[7]	Share Rights[7]	Total[8]
Name	$	$	$	$	$	$	$	$	$	$

Managing Director & Chief Executive Officer
Brian Hartzer
2016	2,774,879	1,302,710	21,349	-	36,522	40,722	1,128,139	-	1,447,696	6,752,017
2015	2,413,205	1,245,960	66,063	-	29,418	57,016	782,501	-	1,143,466	5,737,629

Group Executives
John Arthur, Chief Operating Officer
2016	1,197,909	585,000	15,651	-	24,096	18,271	731,628	-	659,272	3,231,827
2015	1,126,050	728,000	14,971	-	24,185	18,265	647,634	-	1,153,998	3,713,103

Lyn Cobley, Chief Executive, Westpac Institutional Bank
2016	1,097,409	492,500	1,850	-	27,480	17,005	977,182	-	307,514	2,920,940
2015[9]	71,006	-	-	1,100,000	6,713	-	75,256	-	-	1,252,975

Philip Coffey, Deputy Chief Executive Officer
2016	1,289,796	597,500	4,105	-	41,497	20,678	766,988	-	913,187	3,633,751
2015	1,299,272	734,400	3,425	-	36,253	20,628	792,211	-	1,262,936	4,149,125

Brad Cooper, Chief Executive Officer, BT Financial Group
2016	1,060,435	735,000	4,089	-	36,727	16,730	831,388	-	800,145	3,484,514
2015	1,060,577	816,000	3,374	-	35,682	16,679	803,641	-	1,130,678	3,866,631

David Curran, Chief Information Officer
2016	914,905	467,500	4,089	-	25,921	14,424	428,244	-	461,898	2,316,981
2015	961,663	547,400	2,359	-	22,429	14,420	-	-	216,485	1,764,756

George Frazis, Chief Executive, Consumer Bank
2016	1,131,541	815,000	3,039	-	37,090	17,451	925,520	-	591,094	3,520,735
2015	1,125,527	928,000	15,266	-	36,022	22,909	797,145	-	770,797	3,695,666

Alexandra Holcomb, Chief Risk Officer
2016	949,671	492,500	3,039	-	36,936	16,199	587,415	-	566,909	2,652,699
2015	946,104	499,800	2,359	-	35,460	(2,240)	525,239	-	496,155	2,502,877

Peter King, Chief Financial Officer
2016	1,041,344	545,000	4,089	-	31,072	48,728	499,345	-	661,789	2,831,367
2015	938,722	522,580	2,359	-	29,789	14,960	372,877	-	504,705	2,385,992

David Lindberg, Chief Executive, Business Bank
2016	880,296	477,500	17,070	-	23,103	15,069	403,624	-	464,140	2,280,802
2015[9]	264,138	151,725	2,610	-	8,277	5,961	129,810	-	83,045	645,566

David McLean, Chief Executive Officer, Westpac New Zealand Limited
2016	760,848	363,050	33,753	-	76,093	-	14,322	-	932,957	2,181,023
2015[9]	712,605	430,580	75,392	-	69,559	-	35,687	-	264,417	1,588,240

Christine Parker, Group Executive, Human Resources, Corporate Affairs & Sustainability
2016	849,556	450,000	4,650	-	24,279	(5,013)	518,374	-	558,680	2,400,526
2015	830,035	508,500	2,649	-	23,144	16,025	478,785	-	641,184	2,500,322

[1]           Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc., and any associated fringe benefits tax (FBT)) and an accrual for annual leave entitlements.

[2]           2016 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2016.

[3]           Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

[4]           Includes payments on cessation of employment or other contracted amounts. The payment to Lyn Cobley in 2015 reflects annual incentive forgone from her previous employer.

[5]           The CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

[6]           The value of restricted shares is amortised over the applicable vesting period and the amount shown is the amortisation relating to the 2016 reporting year (and 2015 year as comparison). Restricted shares held by Lyn Cobley represent an allocation made in substitution for forgone unvested equity on joining the Westpac Group. The restricted shares replicate the vesting periods of the equity forgone.

70	2016 Westpac Group Annual Report

Directors’ report

[7]           Equity-settled remuneration is based on the amortisation over the vesting period (normally three or four years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2016. Details of prior years’ grants have been disclosed in previous Annual Reports. The value for David McLean includes 65% attributed to deferred STI.

[8]           The percentage of the total remuneration which is performance related (i.e. STI cash plus share-based payments) was: Brian Hartzer 57%, John Arthur 61%, Lyn Cobley 61%, Philip Coffey 63%, Brad Cooper 68%, David Curran 59%, George Frazis 66%, Alexandra Holcomb 62%, Peter King 60%, David Lindberg 59%, David McLean 60% and Christine Parker 64%. The percentage of total remuneration delivered in the form of share rights was: Brian Hartzer 21%, John Arthur 20%, Lyn Cobley 11%, Philip Coffey 25%, Brad Cooper 23%, David Curran 20%, George Frazis 17%, Alexandra Holcomb 21%, Peter King 23%, David Lindberg 20%, David McLean 43% and Christine Parker 23%.

[9]           2015 remuneration details are from the date of appointment.

2016 Westpac Group Annual Report	71

6.3. STI outcomes for the CEO and Group Executives1

This section sets out details of STI awards for the CEO and Group Executives for the 2016 financial year:

	STI Target	Maximum STI[2]	STI Portion Paid in Cash[3]		STI Portion Deferred[4]
	$	%	%	$	%	$
Managing Director & Chief Executive Officer
Brian Hartzer	2,686,000	150	50	1,302,710	50	1,302,710

Group Executives
John Arthur	1,300,000	150	50	585,000	50	585,000
Lyn Cobley	1,122,000	150	50	492,500	50	492,500
Philip Coffey	1,360,000	150	50	597,500	50	597,500
Brad Cooper	1,600,000	150	50	735,000	50	735,000
David Curran	952,000	150	50	467,500	50	467,500
George Frazis	1,600,000	150	50	815,000	50	815,000
Alexandra Holcomb	1,003,000	150	50	492,500	50	492,500
Peter King	1,088,000	150	50	545,000	50	545,000
David Lindberg	901,000	150	50	477,500	50	477,500
David McLean	854,565	150	50	363,050	50	363,050
Christine Parker	900,000	150	50	450,000	50	450,000

1           STI outcomes during the year for the CEO and Group Executives averaged 95% of target, and ranged between 85% and 106%.

2           The maximum STI potential is 150% of the individual STI target.

3           50% of the STI outcome for the year is paid as cash in December 2016.

4           50% of the actual STI outcome is deferred in the form of restricted shares or share rights, half vesting on 1 October 2017 and the remainder vesting on 1 October 2018.

72	2016 Westpac Group Annual Report

Directors’ report

6.4. Movement in equity-settled instruments during the year

This table shows the details of movements during 2016 in the number and value of equity instruments for the CEO and Group Executives under the relevant plans:

Name	Type of Equity-Based Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $
Managing Director & Chief Executive Officer
Brian Hartzer	CEO Performance share rights	323,615	-	-	6,048,804	-	-
	Performance share rights	-	9,824	9,824	-	311,746	625,247
	CEO Restricted Share Plan	39,491	-	-	1,235,349	-	-
	Shares under Restricted Share Plan	-	23,820	-	-	-	-
Group Executives
John Arthur	Performance share rights	72,702	22,673	22,673	1,446,839	719,484	1,559,657
	Shares under Restricted Share Plan	23,074	20,076	-	721,796	-	-
Lyn Cobley	Performance share rights	90,914	-	-	1,809,275	-	-
	Shares under Restricted Share Plan	-	19,200	-	-	-	-
Philip Coffey	Performance share rights	103,400	21,414	21,414	2,057,759	679,532	1,479,487
	Shares under Restricted Share Plan	23,277	25,274	-	728,146	-	-
Brad Cooper	Performance share rights	84,820	18,894	18,894	1,687,993	599,565	1,348,357
	Shares under Restricted Share Plan	25,863	25,915	-	809,041	-	-
David Curran	Performance share rights	72,379	-	-	1,440,408	-	-
	Shares under Restricted Share Plan	17,350	-	-	542,739	-	-
George Frazis	Performance share rights	80,781	13,856	13,856	1,607,613	439,694	979,045
	Shares under Restricted Share Plan	29,413	24,708	-	920,091	-	-
Alexandra Holcomb	Performance share rights	76,257	5,290	5,290	1,517,591	167,868	366,806
	Shares under Restricted Share Plan	15,841	17,119	-	495,535	-	-
Peter King	Performance share rights	82,720	3,779	3,779	1,646,205	119,919	269,630
	Shares under Restricted Share Plan	16,563	11,592	-	518,120	-	-
David Lindberg	Performance share rights	68,502	-	-	1,363,250	-	-
	Shares under Restricted Share Plan	11,391	10,915	-	356,331	-	-
David McLean	Performance share rights	64,798	2,148	-	1,289,544	-	154,014
	Unhurdled share rights	18,935	5,147	-	574,542	-	-
	Shares under Restricted Share Plan	-	1,327	-	-	-	-
Christine Parker	Performance share rights	60,585	8,817	8,817	1,205,700	279,791	583,476
	Shares under Restricted Share Plan	16,117	14,753	-	504,169	-	-

1           No performance options were granted in 2016.

2           36% of hurdled share rights granted in 2012 vested in October 2015 as assessed against the TSR and EPS performance hurdles.

3           Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

4           For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of LTI grants made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed Group Executives in 2016, do not reconcile with the amount shown in the table in Section 6.2 of this Report, which shows the amount amortised in the current year of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

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

2016 Westpac Group Annual Report	73

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to the CEO and Group Executives during 2016 calculated in accordance with AASB 2 Share-based Payments and is used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair
		Performance		Commencement			Value[2] per
Equity Instrument	Granted to	Hurdle	Grant Date	Date[1]	Test Date	Expiry	Instrument
CEO Long Term Incentive Plan	Brian Hartzer	Relative TSR	11 December 2015	1 October 2014	1 October 2018	1 October 2029	$11.17
		Cash EPS CAGR	11 December 2015	1 October 2014	1 October 2017	1 October 2029	$26.70
		Relative TSR	11 December 2015	1 October 2015	1 October 2019	1 October 2030	$12.93
		Cash EPS CAGR	11 December 2015	1 October 2015	1 October 2018	1 October 2030	$25.20
Westpac Long Term Incentive Plan	All Group Executives	Relative TSR	2 December 2015	1 October 2015	1 October 2019	1 October 2030	$13.75
		Cash EPS CAGR	2 December 2015	1 October 2015	1 October 2018	1 October 2030	$26.51

1           The commencement date is the start of the performance period.

2           The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of rights with Cash EPS CAGR hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods which for the rights valued at $26.51 is four years to the 1 October 2019 vesting date. For the purpose of allocating rights with Cash EPS CAGR hurdles, the valuation also takes into account the average Cash EPS CAGR outcome using a Monte Carlo simulation model. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

7. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each of these employment agreements provides for the payment of fixed and performance-based remuneration, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the current KMP are summarised below:

Term	Who	Conditions
Duration of agreement	CEO and Group Executives	▪ Ongoing until notice given by either party
Notice to be provided by the executive or the Group to terminate the employment agreement[1]	CEO and Group Executives (excluding Philip Coffey)	▪ 12 months
	Philip Coffey	▪ 6 months
Termination payments to be made on termination without cause[2]	CEO and all Group Executives	▪ Deferred STI and LTI awards vest according to the applicable equity plan rules
Termination for cause	CEO and Group Executives (excluding Brad Cooper and Philip Coffey)	▪ Immediately for misconduct ▪ 3 months’ notice for poor performance
	Brad Cooper and Philip Coffey	▪ Immediately for misconduct ▪ Contractual notice period for poor performance
Post-employment restraints	CEO and all Group Executives	▪ 12 month non-solicitation restraint

1           Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

2           The maximum liability for termination benefits for the CEO and KMP at 30 September 2016 was $13 million (2015: $15 million).

74	2016 Westpac Group Annual Report

Directors’ report

8. Non-executive Directors, CEO and Group Executives – Additional disclosures

8.1. Details of Westpac ordinary shares held by Non-executive Directors

Shareholdings

The following table sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20161:

Name	Number Held at Start of the Year	Other Changes During the Year	Number Held at End of the Year
Current Non-executive Directors
Lindsay Maxsted	17,877	1,673	19,550
Elizabeth Bryan	26,801	1,166	27,967
Ewen Crouch[2]	38,496	1,749	40,245
Alison Deans	9,000	392	9,392
Craig Dunn	8,500	369	8,869
Robert Elstone	10,291	1,093	11,384
Peter Hawkins[3]	15,218	662	15,880
Peter Marriott	20,000	870	20,870

1           None of these share interests include non-beneficially held shares.

2           In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.

3           In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 1,370 Convertible Preference Shares, 850 Westpac Capital Notes 3 and 882 Westpac Capital Notes 4 at year end.

2016 Westpac Group Annual Report	75

8.2. Details of Westpac equity holdings of Key Management Personnel

The following table sets out details of Westpac equity held by the CEO and Group Executives (including their related parties) for the year ended 30 September 20161:

Name	Type of Equity-based Instrument	Number Held at Start of the Year[2]	Number Granted During the Year as Remuneration	Received on Exercise and/or Exercised During the Year	Number Lapsed During the Year	Other Changes During the Year	Number Held at End of the Year	Number Vested and Exercisable at End of the Year
Managing Director & Chief Executive Officer
Brian Hartzer	Ordinary shares	49,571	39,491	9,824	-	(45,164)	53,722	-
	CEO Performance share rights	-	323,615	-	-	-	323,615	-
	Performance share rights	246,155	-	(9,824)	(20,956)	-	215,375	-
Group Executives
John Arthur[3]	Ordinary shares	264,156	23,074	22,673	-	15,383	325,286	-
	Performance share rights	251,163	72,702	(22,673)	(52,274)	-	248,918	-
Lyn Cobley	Ordinary shares	57,011	-	-	-	(651)	56,360	-
	Performance share rights	-	90,914	-	-	-	90,914	-
Philip Coffey[4]	Ordinary shares	305,555	23,277	21,414	-	7	350,253	-
	Performance share rights	282,039	103,400	(21,414)	(49,587)	-	314,438	-
Brad Cooper	Ordinary shares	37,582	25,863	18,894	-	1,634	83,973	-
	Performance share rights	251,914	84,820	(18,894)	(45,192)	-	272,648	-
David Curran	Ordinary shares	-	17,350	-	-	-	17,350	-
	Performance share rights	63,519	72,379	-	-	-	135,898	-
George Frazis	Ordinary shares	162,062	29,413	13,856	-	(69,064)	136,267	-
	Performance share rights	173,597	80,781	(13,856)	(32,814)	-	207,708	-
Alexandra Holcomb	Ordinary shares	46,708	15,841	5,290	-	(40,651)	27,188	-
	Performance options	38,847	-	-	-	-	38,847	38,847
	Performance share rights	120,060	76,257	(5,290)	(12,294)	-	178,733	-
Peter King	Ordinary shares	73,894	16,563	3,779	-	(32,913)	61,323	-
	Performance share rights	122,900	82,720	(3,779)	(9,037)	-	192,804	-
David Lindberg	Ordinary shares	38,811	11,391	-	-	(9,000)	41,202	-
	Performance share rights	64,984	68,502	-	-	-	133,486	-
David McLean	Ordinary shares	9,212	-	-	-	401	9,613	-
	Performance share rights	42,972	64,798	-	(5,162)	-	102,608	2,148
	Unhurdled share rights	11,569	18,935	-	-	-	30,504	5,147
Christine Parker	Ordinary shares	22,044	16,117	8,817	-	(23,570)	23,408	-
	Performance share rights	144,970	60,585	(8,817)	(19,556)	-	177,182	-

1           The highest number of shares held by an individual in the table is 0.0105% of total Westpac ordinary shares outstanding as at 30 September 2016.

2           Some opening balances in relation to ordinary shares have been restated to include additional individual and related party shares.

3           In addition to holdings of ordinary shares, John Arthur and his related parties held interests in 1,000 Westpac Capital Notes and 885 Westpac Capital Notes 2 at year end.

4           In addition to holdings of ordinary shares, Philip Coffey and his related parties held interests in 2,000 Westpac Capital Notes 2, 3,000 Westpac Capital Notes 3 and 3,407 Westpac Capital Notes 4 at year end.

76	2016 Westpac Group Annual Report

Directors’ report

8.3. Loans to Non-executive Directors and other Key Management Personnel disclosures

All financial instrument transactions that occurred during the financial year between Directors or other Key Management Personnel (KMP) and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other KMP (including their related parties) of the Group:

	Balance at Start of the Year[1] $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Number in Group at End of the Year
Directors	4,663,312	194,311	-	3,932,987	2
Other KMP	10,799,188	514,927	-	12,290,415	7
	15,462,500	709,238	-	16,223,402	9

Individuals (including their related parties) with loans above $100,000 during the 2016 financial year:

	Balance at Start of the Year[1] $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Highest Indebtedness during the Year $
Directors
Lindsay Maxsted	3,248,220	127,718	-	2,598,160	3,248,220
Ewen Crouch	1,415,092	66,593	-	1,334,827	1,804,687
Other KMP
John Arthur	1,463,544	70,296	-	2,327,105	3,179,717
Philip Coffey	2,394,000	117,882	-	2,394,000	2,394,000
Brad Cooper	266,534	15,164	-	766,060	766,060
Alexandra Holcomb	3,964,352	188,063	-	3,665,374	3,964,632
David McLean	49,087	12,065	-	475,551	478,372
Christine Parker	2,598,608	109,070	-	2,619,094	2,801,835

1           Some opening balances have been restated to include additional individual loans.

2016 Westpac Group Annual Report	77

10. Auditor

a)      Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2016, I declare that, to the best of my knowledge and belief, there have been:

a.              no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.              no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney 7 November 2016

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

78	2016 Westpac Group Annual Report

Directors’ report

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2015 and 2016 financial years are set out in Note 39 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $8.1 million in total (2015 $9.9 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2016 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

▪                  all non-audit services have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of the auditor; and

▪                  based on Board quarterly independence declarations made by PwC to the Board Audit Committee, none of the services undermine the general principles relating to auditor independence including reviewing or auditing PwC’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 7 November 2016	Brian Hartzer Managing Director & Chief Executive Officer 7 November 2016

2016 Westpac Group Annual Report	79

This page is intentionally left blank

80	2016 Westpac Group Annual Report

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Westpac’s approach to sustainability

Other Westpac business information

Five year summary[1]

(in $m unless otherwise indicated)	2016	2015	2014	2013	2012
Income statements for the years ended 30 September[2]
Net interest income	15,148	14,267	13,542	12,821	12,502
Non-interest income	5,837	7,375	6,395	5,774	5,481
Net operating income before operating expenses and impairment charges	20,985	21,642	19,937	18,595	17,983
Operating expenses	(9,217)	(9,473)	(8,547)	(7,976)	(7,957)
Impairment charges	(1,124)	(753)	(650)	(847)	(1,212)
Profit before income tax	10,644	11,416	10,740	9,772	8,814
Income tax expense	(3,184)	(3,348)	(3,115)	(2,947)	(2,812)
Profit attributable to non-controlling interests	(15)	(56)	(64)	(74)	(66)
Net profit attributable to owners of Westpac Banking Corporation	7,445	8,012	7,561	6,751	5,936
Balance sheet as at 30 September[2]
Loans	661,926	623,316	580,343	536,164	514,445
Other assets	177,276	188,840	190,499	164,933	164,167
Total assets	839,202	812,156	770,842	701,097	678,612
Deposits and other borrowings	513,071	475,328	460,822	424,482	394,991
Debt issues	169,902	171,054	152,251	144,133	147,847
Loan capital	15,805	13,840	10,858	9,330	9,537
Other liabilities	82,243	98,019	97,574	75,615	79,972
Total liabilities	781,021	758,241	721,505	653,560	632,347
Total shareholders’ equity and non-controlling interests	58,181	53,915	49,337	47,537	46,265
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	188	187	182	174	166
Special dividends per ordinary share (cents)	-	-	-	20	-
Dividend payout ratio (%)[3]	84.2	73.4	74.7	79.7	85.3
Return on average ordinary equity (%)	13.3	16.2	16.3	15.2	13.9
Basic earnings per share (cents)[4]	224.6	255.0	242.5	217.2	193.7
Net tangible assets per ordinary share ($)[5]	13.96	13.08	11.57	11.09	10.49
Share price ($):
High	33.74	40.07	35.99	34.79	24.99
Low	27.57	29.10	30.00	24.23	19.00
Close	29.51	29.70	32.14	32.73	24.85
Business performance
Operating expenses to operating income ratio (%)	43.9	43.8	42.9	42.9	44.2
Net interest margin (%)	2.10	2.09	2.09	2.14	2.16
Capital adequacy
Total equity to total assets (%)	6.9	6.6	6.4	6.8	6.8
Total equity to total average assets (%)	6.9	6.8	6.7	6.9	6.9
APRA Basel III:
Common equity Tier 1 (%)[6]	9.5	9.5	9.0	9.1	8.2
Tier 1 ratio (%)[7]	11.2	11.4	10.6	10.7	10.3
Total capital ratio (%)[7]	13.1	13.3	12.3	12.3	11.7
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	1.8	1.8	2.5	4.1	5.6
Total provisions for impairment on loans and credit commitments to total loans (basis points)	54	53	60	73	82
Other information
Full-time equivalent employees (number at financial year end)[8]	32,190	32,620	33,586	33,045	33,418

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           The above income statement extracts for 2016, 2015 and 2014 and balance sheet extracts for 2016 and 2015 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2013 and 2012 and balance sheet extracts for 2014, 2013 and 2012 are derived from financial statements previously published.

3           Excludes special dividends and adjusted for Treasury shares.

4           Comparative information has been restated to incorporate the bonus element of the share entitlement offer in the weighted average number of shares.

5           Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.

6           Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a proforma Basel III basis. For further information, refer to Capital resources and Note 33 to the financial statements.

7           Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a Basel II basis. For further information, refer to Capital resources and Note 33 to the financial statements.

8    Full-time equivalent employees includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

82	2016 Westpac Group Annual Report

Reading this report

Disclosure regarding forward-looking statements

This Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

▪                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

▪                  regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions;

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

▪                  changes in investment preferences of businesses and consumers away from bank deposits towards other assets or investment classes;

▪                  changes to Westpac’s credit ratings or to the methodology used by credit rating agencies;

▪                  levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

▪                  market liquidity and investor confidence;

▪                  changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand, Asia and in other countries and regions in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

▪                  the effects of competition in the geographic and business areas in which Westpac conducts its operations;

▪                  information security breaches, including cyberattacks;

▪                  reliability and security of Westpac’s technology and risks associated with changes to technology systems;

▪                  the conduct, behaviour or practices of Westpac or its staff;

▪                  the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

▪                  the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

▪                  the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

▪                  the incidence or severity of Westpac insured events;

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

2016 Westpac Group Annual Report	83

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2016 and 30 September 2015 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2016, 2015 and 2014 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2016 is referred to as 2016 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7667, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Friday, 30 September 2016. The Australian dollar equivalent of New Zealand dollars at 30 September 2016 was A$1.00 = NZ$1.049, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2012 to 30 September 2016.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

84	2016 Westpac Group Annual Report

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2016, 2015, 2014, 2013 and 2012 from our audited consolidated financial statements and related notes.

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

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Note 1(b) includes details of the areas of our critical accounting assumptions and estimates and a reference to the relevant note in the financial statements providing further information. Each of the assumptions and estimates have been discussed at our Board Audit Committee (BAC). The following is a summary of the areas involving our most critical accounting estimates.

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

As at 30 September 2016, the fair value of trading securities and financial assets designated at fair value through profit or loss, available-for-sale securities, loans designated at fair value, life insurance assets and regulatory deposits with central banks overseas was $102,595 million (2015: $103,400 million). The value of other financial liabilities at fair value through income statement, deposits and other borrowings at fair value, debt issues at fair value and life insurance liabilities was $67,643 million (2015: $76,342 million). The fair value of outstanding derivatives was a net liability of $3,849 million (2015: $131 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,587 million (2015: $1,969 million) and $17 million (2015: $57 million), respectively. The fair value of financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgements and estimates used are reasonable in the current market. However, a change in these judgements and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment charges on loans

Provisions for credit impairment represent management’s best estimate of the impairment charges incurred in the loan portfolios as at the balance date. There are two components of our loan impairment provisions: Individually Assessed Provisions (IAPs) and Collectively Assessed Provisions (CAPs).

IAPs are raised where loans exceeding specified thresholds are assessed as impaired. In determining IAPs, considerations that have a bearing on the amount and timing of expected future cash flows are taken into account. For example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgements and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

CAPs are raised for impaired loans below specified thresholds and for all loans which are not individually identified as impaired. The CAPs are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience, current economic conditions, expected default and timing of recovery based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2016, gross loans to customers were $665,256 million (2015: $626,344 million) and the provision for impairment on loans was $3,330 million (2015: $3,028 million).

2016 Westpac Group Annual Report	85

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

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2016, the carrying value of goodwill was $8,829 million (2015: $8,809 million).

Superannuation obligations

The actuarial valuation of our defined benefit plan obligations are dependent upon a series of assumptions, the key ones being price inflation, salary growth, mortality, morbidity, discount rate and investment returns. Different assumptions could significantly alter the amount of the difference between plan assets and defined benefit obligations and the amount recognised directly in retained profits.

The aggregate superannuation deficits across all our plans as at 30 September 2016 were $282 million (2015: $192 million). One plan had a superannuation surplus as at 30 September 2016 of $32 million (2015: $18 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions, non-lending losses, impairment charges on credit commitments and surplus lease space. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows.

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. All our businesses predominantly operate in jurisdictions with similar tax rates to the Australian corporate tax rate. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. For these circumstances, we hold appropriate provisions. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

Life insurance contract liabilities

The actuarial valuation of life insurance contract liabilities and associated deferred policy acquisition costs are dependent upon a number of assumptions. The key factors impacting the valuation of these liabilities and related assets are the cost of providing benefits and administering the contracts, mortality and morbidity experience, discontinuance experience and the rate at which projected future cash flows are discounted.

86	2016 Westpac Group Annual Report

Review of Group operations

Income statement review

Consolidated income statement1

For the years ended 30 September	2016	2016	2015	2014	2013	2012
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	24,398	31,822	32,295	32,248	33,009	36,873
Interest expense	(12,784)	(16,674)	(18,028)	(18,706)	(20,188)	(24,371)
Net interest income	11,614	15,148	14,267	13,542	12,821	12,502
Non-interest income	4,475	5,837	7,375	6,395	5,774	5,481
Net operating income before operating expenses and impairment charges	16,089	20,985	21,642	19,937	18,595	17,983
Operating expenses	(7,066)	(9,217)	(9,473)	(8,547)	(7,976)	(7,957)
Impairment charges	(862)	(1,124)	(753)	(650)	(847)	(1,212)
Profit before income tax	8,161	10,644	11,416	10,740	9,772	8,814
Income tax expense	(2,441)	(3,184)	(3,348)	(3,115)	(2,947)	(2,812)
Net profit for the year	5,720	7,460	8,068	7,625	6,825	6,002
Profit attributable to non-controlling interests	(12)	(15)	(56)	(64)	(74)	(66)
Net profit attributable to owners of Westpac Banking Corporation	5,708	7,445	8,012	7,561	6,751	5,936
Weighted average number of ordinary shares (millions)[5]	3,313	3,313	3,140	3,114	3,103	3,059
Basic earnings per ordinary share (cents)[5]	172.2	224.6	255.0	242.5	217.2	193.7
Diluted earnings per share (cents)[3,5]	167.0	217.8	248.2	237.6	212.5	188.5
Dividends per ordinary share (cents)	144	188	187	182	174	166
Special dividends per ordinary share (cents)	-	-	-	-	20	-
Dividend payout ratio (%)[4]	84.2	84.2	73.4	74.7	79.7	85.3

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7667, the noon buying rate in New York City on 30 September 2016.

3           Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4           Excludes special dividends and adjusted for Treasury shares.

5           Comparative information has been restated to incorporate the bonus element of the share entitlement offer in the weighted average number of shares.

Overview of performance – 2016 v 2015

Net profit attributable to owners for 2016 was $7,445 million, a decrease of $567 million or 7% compared to 2015. The 7% reduction reflected higher impairment charges in 2016 compared to 2015 and a number of significant infrequent items1 in 2015 which in aggregate added $347 million to Net profit attributable to owners which were not repeated in 2016.

Net interest income increased $881 million or 6% compared to 2015, with total loan growth of 6% and customer deposit growth of 9%. Net interest margin increased 1 basis point to 2.10%, with repricing of mortgages including for increased regulatory capital requirements, improved customer deposit spreads and higher Treasury income, partly offset by higher wholesale funding costs, economic hedge volatility and broad based lending competition.

Non-interest income decreased $1,538 million or 21% compared to 2015 primarily due to large infrequent items in the prior year. Infrequent items included the profit on the partial sale of BTIM and the impact of the move to equity accounting the remaining BTIM shareholding ($1,316 million), lower profit on the sale of assets ($102 million) and lower performance fees ($24 million), partly offset by the derivative valuation methodology adjustment of $122 million. Excluding these items, non-interest income declined $218 million or 4% with reduced fees in Westpac Institutional Bank (WIB) from lower activity and reduced credit cards income in Consumer Bank (CB) which included the impact of lower interchange rates.

Operating expenses reduced $256 million or 3% compared to 2015. 2015 included $505 million of higher technology expenses related to changes to accounting treatment for technology investment spending. Excluding this item, operating expenses increased $249 million or 3% primarily from the impact of the Group’s investment programs, higher compliance and regulatory expenses and higher occupancy expenses relating to operating leases in the auto and equipment finance businesses, partly offset by productivity benefits and the impact of the partial sale of BTIM.

1           2015 included the profit on the partial sale of the Group’s shareholding in BT Investment Management Limited (BTIM) of $665 million and several tax recoveries of $121 million, partially offset by higher technology expenses of $354 million and a charge of $85 million for derivative valuation methodology changes.

2016 Westpac Group Annual Report	87

Impairment charges increased $371 million or 49% compared to 2015. Overall asset quality remained sound, with stressed exposures as a percentage of total committed exposures (TCE) at 1.20% while total impaired loans to total loans were 0.32%. The increase in impairment charges was primarily due to additional provisioning following the downgrade of a small number of institutional customers to impaired in first half of 2016, a rise in write-offs in the auto finance portfolio and lower write-backs.

The effective tax rate of 29.9% in 2016 was higher than the 29.3% recorded in 2015.

2016 basic earnings per share were 224.6 cents per share compared to 255.0 cents per share in 2015.

The Board has determined a final dividend of 94 cents per ordinary share. The full year ordinary dividends of 188 cents represent an increase of 1% over ordinary dividends declared in 2015 and a pay-out ratio of 84.2%. The full year ordinary dividend is fully franked.

Income statement review – 2016 v 2015

Net interest income – 2016 v 2015

$m	2016	2015	2014
Interest income	31,822	32,295	32,248
Interest expense	(16,674)	(18,028)	(18,706)
Net interest income	15,148	14,267	13,542
Increase/(decrease) in net interest income
Due to change in volume	1,313	878	802
Due to change in rate	(432)	(153)	(81)
Change in net interest income	881	725	721

Net interest income increased $881 million or 6% compared to 2015. Key features include:

▪         6% increase in average interest-earning assets, primarily from growth in Australian housing.

▪         Group net interest margin increased 1 basis point primarily due to improved deposit spreads and Australian mortgage repricing, including for additional regulatory capital requirements, partly offset by higher wholesale funding costs, economic hedge volatility and the impact of lower interest rates.

Total loans increased $38.6 billion or 6% compared to 2015. Excluding foreign exchange translation impacts, total loans increased $36.7 billion or 6%.

Key features of total loan growth were:

▪         Australian housing loans increased $28.3 billion or 8%, with new lending volumes up 7% and run-off increasing 3%. Following the introduction of regulatory caps on the growth in investor property lending and the introduction of differential pricing, there was some switching of mortgage loans to more appropriately reflect their current purpose. Adjusting for these movements, owner occupied lending grew a little faster than investor property lending;

▪         Australian business loans increased $4.7 billion or 3%, primarily in the Business Bank (BB), with growth in SME and diversified industries and lower growth in the property segment;

▪         New Zealand lending increased $8.7 billion or 14%, with business lending increasing 17% largely due to growth in property, electricity and gas and financial services. Housing increased 12% largely in facilities with a loan to value ratio (LVR) of less than 80%; and

▪         Other overseas loans decreased $3.4 billion or 20% mainly from a decline in trade finance in Asia as the institutional division sought to reduce lower returning assets.

Total customer deposits increased $39.5 billion or 9% compared to 2015, fully funding lending growth during the year. Excluding foreign exchange translation impacts, customer deposits increased $38.9 billion or 9%.

Key features of customer deposits growth were:

▪         Australian customer deposits increased $32.2 billion or 9%, with above system1 growth in household deposits (term deposits up 22%) and institutional deposits largely from the State Government sector. In addition, customers continued to direct funds to mortgage offset accounts, leading to a 14% growth in Australian non-interest bearing deposits; and

▪         New Zealand customer deposits increased $7.6 billion or 16%. Term deposits grew 27%, as customers moved funds to higher rate fixed term products in a falling interest rate environment.

Certificates of deposits declined $1.7 billion or 4%, reflecting reduced reliance on wholesale funding in this form.

1           Source: Australian Prudential Regulation Authority (APRA)

88	2016 Westpac Group Annual Report

Review of Group operations

Interest spread and margin – 2016 v 2015

$m	2016	2015	2014
Group
Net interest income	15,148	14,267	13,542
Average interest earning assets	721,843	683,814	647,362
Average interest bearing liabilities	667,276	640,628	606,553
Average net non-interest bearing assets, liabilities and equity	54,567	43,186	40,809
Interest spread[1]	1.91%	1.91%	1.90%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.19%	0.18%	0.19%
Net interest margin[3]	2.10%	2.09%	2.09%

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

Net interest margin was 2.10% in 2016, up 1 basis point compared to 2015. Key drivers of the margin increase were:

▪         a 4 basis point increase from higher customer deposit spreads across term deposits, online accounts and savings deposits, partly offset by the impact of lower interest rates on transactional deposit spreads;

▪         a 2 basis point increase from asset spreads. Australian mortgage repricing, including for additional regulatory capital requirements and business lending repricing were partly offset by broad based lending competition, including continued elevated levels of global liquidity impacting institutional margins and higher short term funding costs; partly offset by

▪         a 3 basis point decline from term wholesale funding spreads reflecting the lengthening of the average tenor in preparation for the implementation of the Net Stable Funding Ratio (NSFR) and investors requiring increased spreads for new issuance. This saw new issuance spreads above maturing deals; and

▪         a 2 basis point decline from Treasury and Markets mainly due to economic hedge volatility partly offset by improved results relating to Treasury’s interest rate risk management and increased earnings from higher capital balances held centrally.

Non-interest income – 2016 v 2015

$m	2016	2015	2014
Fees and commissions	2,755	2,942	2,926
Wealth management and insurance income	1,899	2,228	2,254
Trading income	1,124	964	1,017
Other income	59	1,241	198
Non-interest income	5,837	7,375	6,395

Non-interest income was $5,837 million in 2016, a decrease of $1,538 million or 21% compared to 2015 with infrequent items having a large impact. Infrequent items included the profit on the partial sale of BTIM and the impact of the move to equity accounting ($1,316 million), lower profit on the sale of assets ($102 million) and lower performance fees ($24 million), partly offset by the derivative valuation methodology adjustment of $122 million1.

Excluding these items, non-interest income decreased $218 million or 4% as underlying growth was more than offset by reduced fees in WIB from lower activity and reduced Australian credit cards income in CB related to regulatory changes to interchange rates.

Fees and commissions decreased $187 million or 6% compared to 2015, largely due to:

▪         lower institutional fees ($92 million) from subdued lending activity and reduced debt market issuance;

▪         lower Australian credit card income ($70 million), including regulation impacts on interchange rates effective 1 November 2015; and

▪         lower BT Financial Group (Australia) (BTFG) fees from reduced activity; partly offset by

▪         higher business lending fees and transactional deposit fees from balance sheet growth.

Wealth management and insurance income decreased $329 million or 15% compared to 2015 mainly due to the impact of the partial sale of BTIM ($310 million) in 2015.

1           In 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a funding valuation adjustment (FVA) to the fair value of derivatives. The impact of these changes resulted in a $122 million reduction in non-interest income.

2016 Westpac Group Annual Report	89

Excluding this item, wealth management and insurance income was little changed:

▪         lower contribution from Ascalon ($42 million) as both lower asset markets and foreign currency translation impacted returns from overseas funds managed by this business;

▪         lower Hastings performance fees ($24 million); and

▪         life insurance income was flat, as net earned premium growth and repricing was offset by a rise in the number of claims which increased the claims ratio by 2% to 36%. Lapses were also higher; partly offset by

▪         Funds under management (FUM)/funds under administration (FUA) income increased $21 million, or 3% from positive flows;

▪         General insurance income grew 15% primarily from lower insurance claims related to weather events and was supported by a 2% increase in gross written premiums from growth in home and contents sales; and

▪         Lenders Mortgage Insurance (LMI) income increased $17 million related to the transitional arrangements with Arch Capital for the insurance of mortgages where the loan to value ratio (LVR) is above 90%.

Trading income increased $160 million or 17% compared to 2015, with the $122 million impact from methodology changes to derivative valuation adjustments in 2015 not repeated1. Excluding this item, trading income was up $38 million, primarily in WIB markets.

Other income was $59 million in 2016, a decrease of $1,182 million or 95% compared to 2015. This decrease reflected gains from the partial sale of BTIM ($1,036 million) in 2015 that did not repeat, lower income from asset sales ($102 million) and the impact of hedging New Zealand future earnings.

Operating expenses – 2016 v 2015

$m	2016	2015	2014
Staff expenses	4,601	4,704	4,571
Occupancy expenses	1,032	954	904
Technology expenses	1,929	2,288	1,574
Other expenses	1,655	1,527	1,498
Total operating expenses	9,217	9,473	8,547
Total operating expenses to net operating income ratio	43.9%	43.8%	42.9%

Operating expenses decreased $256 million or 3% compared to 2015. 2015 included $505 million of higher technology expenses related to changes to accounting treatment for technology investment spending not repeated in 2016. Excluding this item, operating expenses increased $249 million or 3%.The key factors of the result were:

▪                  higher investment related expenses of $143 million primarily due to a 20% increase in spend on Group’s investment programs; and

▪                  growth in regulation and compliance expenses of $90 million;

▪                  higher occupancy expenses of $73 million relating to operating leases in the auto and equipment finance businesses; partly offset by

▪                  lower BTIM expenses associated with the partial sale and move to equity accounting2; and

▪                  delivery of productivity benefits of $263 million.

Staff expenses were $4,601 million, a decrease of $103 million or 2% compared to 2015. A reduction in average FTE from productivity initiatives related to digitising processes and simplifying the organisation and the removal of BTIM salary expenses were partly offset by higher restructuring costs ($18 million) and annual salary increases.

Occupancy expenses increased $78 million or 8% compared to 2015 due to higher occupancy expenses of $73 million relating to operating leases in the auto and equipment finance businesses and rental expenses related to the relocation of various Sydney locations to new premises at Barangaroo. This was partly offset by the benefit of corporate property consolidation and branch network optimisation.

Technology expense decreased $359 million or 16% compared to 2015. 2015 included $505 million related to changes to accounting treatment for technology investment spending not repeated in 2016. Excluding this item, technology expense increased $146 million or 8% due to higher investment spending, and directly expensing a higher proportion of that spending, which drove an increase to technology services expenses of $97 million. Software maintenance and licence costs were higher ($56 million) from volume increases and investment related licenses following delivery of enhancements to Westpac Live, BT Panorama and other digital innovations.

1           In 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a FVA to the fair value of derivatives.

2           Refer to divisional results of BTFG for more detail.

90	2016 Westpac Group Annual Report

Review of Group operations

Other expenses increased $128 million or 8% compared to 2015 largely from an increase in professional and processing services costs ($126 million) related to the Group’s investment programs, higher outsourced operational costs from increased volumes and increased regulation and compliance related expenses.

Impairment charges – 2016 v 2015

$m	2016	2015	2014
Impairment charges	1,124	753	650
Impairment charges to average gross loans (basis points)	17	12	12

Asset quality was sound in 2016 with stressed assets to TCE increasing to 1.20%, but still remaining relatively low. The rise in stress mostly reflects the impact from a slowdown in mining investment, along with a weakening of global milk prices impacting the New Zealand dairy portfolio. Total impaired loans to total loans also remained low at 0.32%, up 2 basis points over the year. The higher impaired assets principally reflect the downgrade of a small number of institutional customers in the first half of the year. These trends were reflected in impairment charges, which increased to 17 basis points of average gross loans, but still low by historical experience.

Impairment charges of $1,124 million were up by $371 million or 49% compared to 2015.

Key movements included:

▪                  total new IAPs less write-backs and recoveries were $242 million higher than 2015.  New IAPs increased $161 million primarily from the downgrade of a small number of institutional customers, partially offset by lower new impairments in Business Bank and in Westpac New Zealand. 2015 also benefited from a larger number of write-backs and recoveries, which were $81 million higher than 2016; and

▪                  total new CAPs were $129 million higher due to a $109 million increase in write-offs, principally for the auto finance portfolio.  The impact from other changes in CAPs was also lower, adding $20 million to the impairment charge.  Total economic overlays were $1 million higher compared to 2015 with a balance of $389 million.

Income tax expense – 2016 v 2015

$m	2016	2015	2014
Income tax expense	3,184	3,348	3,115
Tax as a percentage of profit before income tax expense (effective tax rate)	29.9%	29.3%	29.0%

The effective tax rate of 29.9% in 2016 was marginally higher than the 2015 effective tax rate of 29.3%. This increase was largely due to lower benefits following the finalisation of prior period taxation matters in 2016.

Overview of performance – 2015 v 2014

Net profit attributable to owners for 2015 was $8,012 million, an increase of $451 million or 6% compared to 2014. There were a number of significant infrequent items that in aggregate increased net profit. These included the partial sale of the Group’s shareholding in BTIM1 which generated an after tax gain of $665 million, several tax recoveries of $121 million, partially offset by higher technology expenses of $354 million (post-tax) following changes to accounting treatment for technology investment spending and derivative valuation methodologies changes which resulted in an $85 million2 (post-tax) charge.

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

Operating expenses increased $926 million or 11% compared to 2014. This included $505 million related to changes to accounting treatment for technology investment spending. Excluding this item, operating expenses increased $421 million or 5% primarily due to higher investment related costs, including increased software amortisation and foreign currency translation impacts.

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

2015 basic earnings per share were 255.0 cents per share compared to 242.5 cents per share in 2014.

1           Refer to divisional results of BTFG for more detail.

2           In 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a FVA to the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income.

2016 Westpac Group Annual Report	91

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

▪                  Australian business loans increased $8.6 billion or 6% at 1.2x system1. Growth in institutional lending was mainly in infrastructure and financial services segments. Consumer Bank and Business Bank increased 4%, with new lending 11% higher;

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

Interest spread and margin – 2015 v 2014

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

▪                  a 2 basis point decline from increased holdings of high quality liquid assets to meet the new LCR requirement from 1 January 2015 and the Committed Liquidity Facility (CLF) fee of 15 basis points; and

▪                  a 1 basis point decline from capital and other due to the impact of lower hedge rates on capital returns in relation to 2014, partially offset by increased capital from the 2015 interim dividend reinvestment plan (DRP) and partial DRP underwrite; offset by

▪                  a 13 basis point increase from lower funding costs. This comprised:

–                a 3 basis point increase from lower term funding costs, as pricing for new term senior issuances was lower than maturing deals; and

–                a 10 basis point increase from customer deposit impacts, mostly from improved spreads on term deposits and savings accounts.

1           Source: Reserve Bank of Australia (RBA).

2           As measured under APRA’s 10% growth rate threshold for investor property lending.

3           Source: Reserve Bank of New Zealand (RBNZ).

4           Source: APRA.

92	2016 Westpac Group Annual Report

Review of Group operations

Non-interest income – 2015 v 2014

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

Trading income was $964 million in 2015, a decrease of $53 million or 5% compared to 2014. This decrease reflects the $122 million charge from methodology changes to derivative valuation adjustments2 which more than offset higher Market sales and trading income. The contribution to trading income from Westpac Pacific was also lower following the introduction of exchange rate controls in PNG which reduced foreign exchange income.

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

▪                  foreign currency translation contributed $51 million or 1%; partially offset by

▪                  lower BTIM expenses associated with the partial sale and moved to equity accounting1; and

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

Technology expenses were $2,288 million, an increase of $714 million or 45%. This was driven by:

▪                  higher technology expenses, IT equipment depreciation and impairment expenses of $623 million or 40%, including the impact of changes to the accounting treatment for technology investments ($505 million); and

▪                  higher software licensing and volume related costs.

Other expenses were $1,527 million, $29 million or 2% higher compared to 2014. This increase was due to:

▪                  higher non lending losses of $97 million due mainly to higher credit card and digital fraud and the release of $75 million provision in 2014 related to Bell litigation not repeated; and

▪                  professional and processing services costs associated with higher outsourced operational costs; partially offset by

▪                  Westpac Bicentennial Foundation grant of $100 million in 2014 not repeated in 2015.

1           Refer to divisional results of BTFG for more detail.

2           In 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a FVA to the fair value of derivatives.

3           Accounting standards require any lease with fixed rent increases to be “straight-line”, spreading the fixed annual rental increases evenly over the term of the lease. This adjustment brings forward future increases in cash rent, creating a flat profile over the life of the lease.

2016 Westpac Group Annual Report	93

Impairment charges – 2015 v 2014

The improvement in asset quality through 2015, including low levels of new impaired assets, has led to impairment charges relative to average gross loans remaining modest at 12 basis points. While the level of impairment charges was low, they increased over the year from higher CAP charges. Balance sheet provisions were broadly maintained, with collective provisions rising $49 million and IAP are lower from the work out of existing impaired assets, down $198 million. Economic overlays were little changed ($1 million) over 2015 with a balance of $388 million at 30 September 2015.

Impairment charges of $753 million were up $103 million when compared to 2014.

Key movements included:

▪                  new IAP reduced by $118 million offset by lower write-backs and recoveries, $111 million lower compared to 2014; and

▪                  total new CAP were $110 million higher than 2014. Write-offs increased $91 million compared to 2014 due to the alignment of provisioning practices in the acquired Lloyds portfolio and growth in the Consumer Bank unsecured portfolio. Other changes in CAPs were a smaller benefit as portfolio quality improved at a slower rate.

Income tax expense – 2015 v 2014

Income tax expense was $3,348 million in 2015, an increase of $233 million or 7% compared to 2014. The effective tax rate increased to 29.3% in 2015, from 29.0% in 2014. The increase was largely due to the finalisation of prior period taxation matters in 2014 that was not repeated in 2015.

94	2016 Westpac Group Annual Report

Review of Group operations

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2016	2016	2015	2014	2013	2012
	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	13,045	17,015	14,770	25,760	11,699	12,523
Receivables due from other financial institutions	7,629	9,951	9,583	7,424	11,210	10,228
Trading securities and financial assets designated at fair value and available-for-sale securities	62,741	81,833	82,287	81,933	79,100	71,739
Derivative financial instruments	24,709	32,227	48,173	41,404	28,356	35,489
Loans	507,499	661,926	623,316	580,343	536,164	514,445
Life insurance assets	10,881	14,192	13,125	11,007	13,149	11,907
All other assets	16,912	22,058	20,902	22,971	21,419	22,281
Total assets	643,416	839,202	812,156	770,842	701,097	678,612
Payables due to other financial institutions	13,961	18,209	18,731	18,636	8,836	7,564
Deposits and other borrowings	393,372	513,071	475,328	460,822	424,482	394,991
Other financial liabilities at fair value through income statement	3,643	4,752	9,226	19,236	10,302	9,964
Derivative financial instruments	27,659	36,076	48,304	39,539	32,990	38,935
Debt issues	130,264	169,902	171,054	152,251	144,133	147,847
Life insurance liabilities	9,477	12,361	11,559	9,637	11,938	10,875
All other liabilities	8,315	10,845	10,199	10,526	11,549	12,634
Total liabilities excluding loan capital	586,691	765,216	744,401	710,647	644,230	622,810
Total loan capital	12,118	15,805	13,840	10,858	9,330	9,537
Total liabilities	598,809	781,021	758,241	721,505	653,560	632,347
Net assets	44,607	58,181	53,915	49,337	47,537	46,265
Total equity attributable to owners of Westpac Banking Corporation	44,560	58,120	53,098	48,456	46,674	44,295
Non-controlling interests	47	61	817	881	863	1,970
Total shareholders’ equity and non-controlling interests	44,607	58,181	53,915	49,337	47,537	46,265
Average balances
Total assets	646,754	843,555	798,703	737,124	688,295	665,804
Loans and other receivables[3]	482,376	629,159	594,200	559,789	516,482	501,118
Total equity attributable to owners of Westpac Banking Corporation	42,855	55,896	49,361	46,477	44,350	42,605
Non-controlling interests	441	575	854	862	1,972	1,964

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7667, the noon buying rate in New York City on 30 September 2016.

3           Other receivables include cash and balances with central banks and other interest earning assets.

2016 Westpac Group Annual Report	95

Summary of consolidated ratios

As at 30 September	2016	2016	2015	2014	2013	2012
(in $m unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.10	2.10	2.09	2.09	2.14	2.16
Return on average assets[3]	0.88	0.88	1.00	1.03	0.98	0.89
Return on average ordinary equity[4]	13.3	13.3	16.2	16.3	15.2	13.9
Return on average total equity[5]	13.2	13.2	16.0	16.0	14.6	13.3
Capital ratio (%)
Average total equity to average total assets	6.7	6.7	6.3	6.4	6.7	6.7
Common equity Tier 1 (%)[6]	9.5	9.5	9.5	9.0	9.1	8.2
Tier 1 ratio[7]	11.2	11.2	11.4	10.6	10.7	10.3
Total capital ratio[7]	13.1	13.1	13.3	12.3	12.3	11.7
Earnings ratios
Basic earnings per ordinary share (cents)[8,10]	172.2	224.6	255.0	242.5	217.2	193.7
Diluted earnings per ordinary share (cents)[9,10]	167.0	217.8	248.2	237.6	212.5	188.5
Dividends per ordinary share (cents)	144	188	187	182	174	166
Special dividends per ordinary share (cents)	-	-	-	-	20	-
Dividend payout ratio (%)	84.2	84.2	73.4	74.7	79.7	85.3
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	807	1,052	1,107	1,302	1,323	1,604
Impairment charges on loans written off (net of recoveries) to average loans (bps)	16	16	18	23	25	32

1           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7667, the noon buying rate in New York City on 30 September 2016.

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

6           Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a proforma Basel III basis. For further information, refer to Capital resources and Note 33 to the financial statements.

7           Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a Basel II basis. For further information, refer to Capital resources and Note 33 to the financial statements.

8           Based on the weighted average number of fully paid ordinary shares.

9           Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

10       Comparative information has been restated to incorporate the bonus element of the share entitlement offer in the weighted average number of shares.

Balance sheet review

Assets – 2016 v 2015

Total assets as at 30 September 2016 were $839.2 billion, an increase of $27.0 billion or 3% compared to 30 September 2015.  Significant movements during the year included:

▪         cash and balances with central banks increased $2.2 billion or 15% reflecting higher liquid assets held in this form;

▪         receivables due from other financial institutions increased $0.4 billion or 4% due to higher interbank lending, partly offset by lower collateral posted with derivative counterparties mainly related to foreign currency swaps and forwards;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities decreased $0.5 billion or 1%. Trading securities and other financial assets designated at fair value decreased $6.3 billion, partially offset by an increase of $5.8 billion in available-for-sale high quality liquid assets for Liquidity Coverage Ratio (LCR) requirements;

▪         derivative assets decreased $15.9 billion or 33% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts;

▪         loans grew $38.6 billion or 6%, mainly due to an increase in Australian housing and New Zealand lending. Refer to Loan Quality – 2016 v 2015 below for further information; and

▪         life insurance assets increased by $1.1 billion or 8% as a result of net fund inflows and higher equity markets.

96	2016 Westpac Group Annual Report

Review of Group operations

Liabilities and equity – 2016 v 2015

Total liabilities as at 30 September 2016 were $781.0 billion, an increase of $22.8 billion or 3% compared to 30 September 2015. Significant movements during the year included:

▪         payables due to other financial institutions decreased $0.5 billion or 3% reflecting a reduction in collateral received from derivative counterparties, partly offset by higher offshore central bank deposits and interbank borrowing;

▪         deposits and other borrowings increased $37.7 billion or 8%, largely from growth in household and non-financial corporation segments;

▪         other financial liabilities at fair value through the income statement decreased $4.5 billion or 48% due to reduced funding of securities through repurchase agreements;

▪         derivative liabilities decreased $12.2 billion or 25% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts;

▪         debt issues decreased $1.2 billion or 1% ($5.4 billion or 3% increase excluding foreign currency translation impacts);

▪         life insurance liabilities increased by $0.8 billion or 7% as a result of net fund inflows and higher equity markets; and

▪         loan capital increased $2.0 billion or 14% reflecting the issue of Westpac Capital Notes 4 (Additional Tier 1 capital) of $1.7 billion and growth in subordinated debt outstandings of $0.3 billion including foreign currency translation impacts.

Equity attributable to owners increased $5.0 billion or 9% reflecting shares issued under the Share Entitlement Offer, 2015 final dividend reinvestment plan (DRP), 2016 interim DRP and retained profits, less dividends paid during the year.

Loan quality – 2016 v 2015

	As at 30 September
$m	2016	2015	2014
Total gross loans[1]	665,256	626,344	583,516
Average gross loans
Australia	562,633	526,378	492,670
New Zealand	67,686	62,508	58,428
Other overseas	15,112	15,906	13,125
Total average gross loans	645,431	604,792	564,223

1           Gross loans are stated before related provisions for impairment.

Total gross loans represented 79% of the total assets of the Group as at 30 September 2016, compared to 77% in 2015.

Australia average gross loans were $562.6 billion, an increase of $36.3 billion or 7% from $526.4 million. This increase was primarily due to growth in housing and business lending.

New Zealand average gross loans were $67.7 billion, an increase of $5.2 billion or 8% from $62.5 billion in 2015. This increase was primarily due to growth in housing lending.

Other overseas average loans were $15.1 billion in 2016, a decrease of $0.8 billion or 5% from $15.9 billion in 2015. This was primarily due to a decline in trade finance in Asia, as WIB sought to reduce lower returning assets.

Approximately 13.6% of the loans at 30 September 2016 mature within one year and 21.8% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

2016 Westpac Group Annual Report	97

	As at 30 September
$m	2016	2015	2014	2013	2012
Impaired loans
Non-performing loans[1]:
Gross	1,851	1,593	2,030	3,249	4,034
Impairment provisions	(885)	(689)	(862)	(1,363)	(1,463)
Net	966	904	1,168	1,886	2,571
Restructured loans:
Gross	31	39	93	156	153
Impairment provisions	(16)	(16)	(44)	(56)	(44)
Net	15	23	49	100	109
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	277	263	217	195	199
Impairment provisions	(166)	(172)	(141)	(135)	(134)
Net	111	91	76	60	65
Net impaired loans	1,092	1,018	1,293	2,046	2,745
Provisions for impairment on loans and credit commitments
Individually assessed provisions	869	669	867	1,364	1,470
Collectively assessed provisions	2,733	2,663	2,614	2,585	2,771
Total provisions for impairment on loans and credit commitments	3,602	3,332	3,481	3,949	4,241
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	49.4%	46.3%	44.8%	43.2%	37.4%
Total impaired loans to total loans	0.32%	0.30%	0.40%	0.67%	0.85%
Total provisions for impairment on loans and credit commitments to total loans	0.54%	0.53%	0.60%	0.73%	0.82%
Total provisions for impairment on loans and credit commitments to total impaired loans	166.8%	175.8%	148.8%	109.7%	96.7%
Collectively assessed provisions to non-housing performing loans	1.2%	1.2%	1.3%	1.4%	1.6%

1           Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2           Impairment provisions relating to impaired loans include IAP plus the proportion of the CAP that relate to impaired loans. The proportion of the CAP that relates to impaired loans was $198 million as at 30 September 2016 (2015: $208 million, 2014: $180 million, 2013: $190 million, 2012: $171 million). This sum is compared to the total gross impaired loans to determine this ratio.

The credit quality of the portfolio continued to be sound over 2016, with total stressed exposures to TCE remaining low. Total impaired loans as a percentage of total gross loans were 0.32% at 30 September 2016, an increase of 0.02% from 0.30% at 30 September 2015.

At 30 September 2016, we had 4 impaired counterparties with exposure greater than $50 million, collectively accounting for 30% of total impaired loans. This compares to 3 impaired counterparties with exposure greater than $50 million in 2015 accounting for 15% of total impaired loans. There were 7 impaired exposures at 30 September 2016 that were less than $50 million and greater than $20 million (2015: 9 impaired exposures).

At 30 September 2016, 78% of our exposure was to either investment grade or secured consumer mortgage segment (2015: 77%, 2014: 77%, 2013: 77%) and 96% of our exposure as at 30 September 2016 was in Australia, New Zealand and the Pacific region (2015: 95%, 2014: 95%, 2013: 97%).

We believe that Westpac remains appropriately provisioned. Total impairment provisions for impaired loans to total impaired loans coverage at 49.4% at 30 September 2016 compared to 46.3% at 30 September 2015. Total provisions for impairment on loans and credit commitments to total impaired loans represented 166.8% of total impaired loans as at 30 September 2016, down from 175.8% at 30 September 2015. Total provisions for impairments on loans and credit commitments to total loans were 0.54% at 30 September 2016, up from 0.53% at 30 September 2015 (2014: 0.60%).

Group mortgage loans 90 days past due at 30 September 2016 were 0.61% of outstandings, up from 0.42% of outstandings at 30 September 2015 (2014: 0.45%).

Group other consumer loan delinquencies (including credit card and personal loan products) were 1.11% of outstandings as at 30 September 2016, an increase of 4 basis points from 1.07% of outstandings as at 30 September 2015 (2014: 0.99%).

Potential problem loans as at 30 September 2016 amounted to $1,436 million, an increase of 56% from $923 million at 30 September 2015. The increase in potential problem loans was mainly due to the downgrade of loans that were impacted by the downturn in the New Zealand dairy portfolio.

98	2016 Westpac Group Annual Report

Review of Group operations

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

Capital resources

Under APRA’s implementation of Basel III, Australian banks are required to maintain a minimum Common Equity Tier 1 (CET1) ratio of at least 4.5%, Tier 1 ratio of 6.0% and Total Regulatory Capital of 8.0%. In addition, a capital conservation buffer (CCB) requirement of 3.5% applies which is to be wholly met with CET1 capital. Should the CET1 capital ratio fall within the CCB, restrictions on distributions apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and Additional Tier 1 capital distributions. Subject to certain limitations, Common Equity Tier 1 capital consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as Additional Tier 1 or Tier 2 capital which includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt less a deduction for holdings of Westpac’s own subordinated debt and that of other financial institutions.

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an Authorised Deposit-taking Institution (ADI). Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

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

Westpac’s capital ratios are significantly above APRA minimum capital adequacy requirements. Westpac’s preferred range for its CET1 capital ratio is 8.75% – 9.25%.

Basel Capital Accord

The regulatory limits applied to our capital ratios are consistent with ‘A global regulatory framework for more resilient banks and banking systems’, also known as Basel III, issued by the Bank for International Settlements. This framework reflects the advanced risk management practices that underpin the calculation of regulatory capital through a broad array of risk classes and advanced measurement processes.

As provided for in the Basel III accord, APRA has exercised discretions to make the framework applicable in the Australian market, and in particular has required that Australian banks use sophisticated models for credit risk, operational risk and interest rate risk taken in the banking book. In addition, APRA has applied discretion in the calculation of the components of regulatory capital. The Basel III prudential standards became effective on 1 January 2013.

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

Australia’s risk-based capital adequacy guidelines are generally consistent but not completely aligned with the approach agreed upon by the Basel Committee on Banking Supervision (BCBS). APRA has exercised its discretion in applying the Basel framework to Australian ADIs, resulting in a more conservative approach than the minimum standards published by the BCBS. The application of these discretions acts to reduce reported capital ratios relative to those reported in other jurisdictions.

2016 Westpac Group Annual Report	99

Westpac’s regulatory capital ratios as at 30 September are summarised in the table below:

$m	2016	2015
Common equity	57,235	51,972
Deductions from common equity	(18,360)	(17,903)
Total common equity after deductions	38,875	34,069
Additional Tier 1 capital	6,910	6,729
Net Tier 1 regulatory capital	45,785	40,798
Tier 2 capital	8,201	6,942
Deductions from Tier 2 capital	(218)	(206)
Total Tier 2 capital after deductions	7,983	6,736
Total regulatory capital	53,768	47,534
Credit risk	358,812	310,342
Market risk	7,861	10,074
Operational risk	33,363	31,010
Interest rate risk in the banking book	5,373	2,951
Other assets	4,644	4,203
Total risk weighted assets	410,053	358,580
Common Equity Tier 1 capital ratio	9.5%	9.5%
Additional Tier 1 capital ratio	1.7%	1.9%
Tier 1 capital ratio	11.2%	11.4%
Tier 2 capital ratio	1.9%	1.9%
Total regulatory capital ratio	13.1%	13.3%

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2016:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month
October (2015)	419,327	28.14	-	n/a
November (2015)	613,794	31.11	-	n/a
December (2015)	2,739,439	31.85	-	n/a
January (2016)	183,634	28.13	-	n/a
February (2016)	126,785	26.90	-	n/a
March (2016)	126,695	30.25	-	n/a
April (2016)	398,973	30.13	-	n/a
May (2016)	63,715	30.63	-	n/a
June (2016)	12,945	29.34	-	n/a
July (2016)	119,096	29.87	-	n/a
August (2016)	20,547	30.80	-	n/a
September (2016)	1,078	29.47	-	n/a
Total	4,826,028	30.90	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪      to deliver to eligible employees under the Employee Share Plan (ESP): 890,112 ordinary shares;

▪      to deliver to employees upon the exercise of options and performance share rights: 781,962 ordinary shares;

▪      Treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 1,234,152 ordinary shares; and

▪      to allocate to eligible employees under the Restricted Share Plan (RSP): 1,919,802 ordinary shares.

Refer to Note 32 to the financial statements for a discussion of Treasury share purchases.

100	2016 Westpac Group Annual Report

Review of Group operations

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual obligations as at 30 September 2016:

$m	1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
On balance sheet long-term debt[1]	41,567	50,055	44,981	13,420	150,023
Operating leases[2]	537	822	497	1,275	3,131
Total contractual cash obligations	42,104	50,877	45,478	14,695	153,154

1    Refer to Note 19 to the financial statements for details of on balance sheet long-term debt.

2    Refer to Note 30 to the financial statements for details of operating leases.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2016:

$m	1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
Letters of credit and guarantees	9,063	3,479	1,027	2,866	16,435
Commitments to extend credit	66,728	35,090	21,085	53,908	176,811
Other	63	-	73	99	235
Total commercial commitments	75,854	38,569	22,185	56,873	193,481

1    The numbers in this table are notional amounts (refer to Note 31 to the financial statements).

2016 Westpac Group Annual Report	101

Divisional performance

Divisional performance – 2016 v 2015

In June 2015, Westpac announced a new operating structure to better align the Group’s divisional structure to customer-facing segments. The new structure has seen the Group’s Australian retail and business banking operation reorganised under two divisions, Consumer Bank and Business Bank. A key rationale for the change has been to improve accountability for the end-to-end customer experience while maintaining the Group’s unique portfolio of brands. In 2015, Westpac commenced the sale of certain Pacific island operations which was completed in 2016. In light of this change, Westpac Pacific is no longer reported under Group Businesses (previously called Other Divisions). Its results are now included under Westpac Institutional Bank consistent with its line of reporting.

In addition to the operating structure change, the Group has adjusted its expense allocation methodology and cost of funds transfer pricing. As a result of these changes, comparatives have been restated (refer to Note 2 to the financial statements for the disclosure of the Group’s reportable operating segments and revisions to expense allocation and cost of funds transfer pricing).

Westpac now reports under the new structure, comprising the following five primary customer-facing business divisions:

▪      Consumer Bank, which we refer to as CB: responsible for all Australian consumer relationships across all brands;

▪      Business Bank, which we refer to as BB: responsible for all Australian business and commercial consumer relationships across all brands;

▪      BT Financial Group (Australia), which we refer to as BTFG: responsible for the Group’s wealth management, insurance and private banking businesses;

▪      Westpac Institutional Bank, which we refer to as WIB: responsible for the relationship with institutional and corporate customers, along with the Group’s International operations including Asia and the Pacific; and

▪      Westpac New Zealand: responsible for all customer segments in New Zealand.

Group Businesses include Treasury, Group Technology and Core Support.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac uses a measure of performance referred to as ‘cash earnings’. Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. To calculate cash earnings, the specific adjustments to the net profit attributable to owners of Westpac Banking Corporation include both cash and non-cash items and are outlined below. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and peer companies.

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

Outlined below are the cash earnings adjustments to the reported result:

▪      partial sale of BTIM – During 2015 the Group recognised a significant gain following the partial sale of the Group’s shareholding in BTIM. This gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

▪      capitalised technology cost balances – Following changes to the Group’s technology and digital strategy, rapid changes in technology and evolving regulatory requirements, a number of accounting changes were introduced in 2015, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than three years, writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed and directly expensing more project costs. The expense recognised to reduce the carrying value of impacted assets was treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

▪      amortisation of intangible assets – The merger with St.George, the acquisition of J O Hambro Capital Management (JOHCM) and the acquisition of select Australian businesses of Lloyds Banking Group (Lloyds) resulted in the recognition of identifiable intangible assets. The commencement of equity accounting for BTIM also resulted in the recognition of notional identifiable intangible assets within the investments in associate’s carrying value. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible

102	2016 Westpac Group Annual Report

Divisional performance

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

▪      ineffective hedges – The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

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

▪      buyback of Government guaranteed debt – The Group previously bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred was recognised at the time of the buyback. In cash earnings, the cost incurred was being amortised over the original term of the debt that was bought back, consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between reported results and cash earnings;

▪      Westpac Bicentennial Foundation grant – During 2014, the Group provided a grant to establish the Westpac Bicentennial Foundation. The grant was treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations;

▪      prior year tax provisions – During 2011, the Group raised provisions for certain tax positions for transactions previously undertaken by the Group. A number of these matters have now been resolved, resulting in a release of the provisions in 2014 which were no longer required. As the provisions raised were treated as a cash earnings adjustment, the release was treated in a consistent manner;

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

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

2016 Westpac Group Annual Report	103

Cash earnings and assets by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2016, 2015 and 2014. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash earnings by business division

$m	2016	2015	2014
Consumer Bank	2,981	2,620	2,392
Business Bank	1,999	1,979	1,881
BT Financial Group (Australia)	876	914	910
Westpac Institutional Bank	1,098	1,343	1,519
Westpac New Zealand	812	841	779
Group Businesses	56	123	147
Total cash earnings	7,822	7,820	7,628

Total assets by business division

$bn	2016	2015	2014
Consumer Bank	351.5	328.6	308.5
Business Bank	156.8	149.3	141.3
BT Financial Group (Australia)	38.2	35.8	31.8
Westpac Institutional Bank	110.4	127.3	122.2
Westpac New Zealand	82.1	71.5	65.9
Group Businesses	100.2	99.7	101.1
Total assets	839.2	812.2	770.8

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

Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s interest margin and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

104	2016 Westpac Group Annual Report

Divisional performance

Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

Performance of Consumer Bank

$m	2016	2015	2014
Net interest income	7,171	6,396	5,917
Non-interest income	850	940	934
Net operating income before operating expenses and impairment charges	8,021	7,336	6,851
Operating expenses	(3,270)	(3,113)	(3,007)
Impairment charges	(492)	(478)	(424)
Profit before income tax	4,259	3,745	3,420
Income tax expense	(1,278)	(1,125)	(1,028)
Cash earnings for the year	2,981	2,620	2,392
Net cash earnings adjustments	(116)	(116)	(116)
Net profit attributable to owners of Westpac Banking Corporation	2,865	2,504	2,276
	$bn	$bn	$bn
Deposits and other borrowings	180.6	168.2	153.6
Net loans	344.8	320.7	301.0
Total assets	351.5	328.6	308.5
Total operating expenses to net operating income ratio	40.8%	42.4%	43.9%

2016 v 2015

CB increased cash earnings by $361 million or 14%.

Net interest income increased $775 million or 12% due to a 6% rise in average interest-earning assets and a 12 basis point improvement in net interest margin:

▪                  the rise in net interest margin was predominantly due to higher asset spreads from mortgage repricing including for increased regulatory capital requirements, along with higher rates on investor property lending. Partly offsetting these benefits were higher wholesale funding costs and intense competition across both lending and deposits;

▪                  mortgages increased 8%, with growth higher in the first half of 2016. Other lending (mostly credit cards) grew 4%; and

▪                  deposits increased $12.4 billion or 7%, primarily from term deposits growth. The rise can be traced back to a preference for growing deposits with a higher LCR value and from customers looking for higher relative yields in a low interest rate environment.

Non-interest income decreased $90 million or 10%, mostly from reduced credit cards revenue, including regulation changes to interchange rates following the scheduled three year review by the RBA that reset average and maximum interchange rates. Renegotiation and modification of the reward program introduced in the second half of 2016 partly offset these impacts.

Operating expenses increased $157 million or 5% mostly from higher investment related expenses including increased depreciation and software amortisation. Investment spending has been directed to transforming the customer experience including completing the digitisation of the top 7 manual service transactions. This contributed to productivity savings of $119 million.

Impairment charges increased $14 million or 3% due to higher mortgage delinquencies including from changes in the measurement and reporting of customers in hardship arrangements and a deterioration in those states and regions impacted by the slowing mining investment cycle.

For a discussion of the results of CB for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

2016 Westpac Group Annual Report	105

Business Bank

Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their lending, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury services. The division is also responsible for certain consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originators.

Performance of Business Bank

$m	2016	2015	2014
Net interest income	3,959	3,767	3,567
Non-interest income	1,104	1,068	1,022
Net operating income before operating expenses and impairment charges	5,063	4,835	4,589
Operating expenses	(1,796)	(1,731)	(1,653)
Impairment charges	(410)	(273)	(248)
Profit before income tax	2,857	2,831	2,688
Income tax expense	(858)	(852)	(807)
Cash earnings for the year	1,999	1,979	1,881
Net cash earnings adjustments	(10)	(10)	(9)
Net profit attributable to owners of Westpac Banking Corporation	1,989	1,969	1,872
	$bn	$bn	$bn
Deposits and other borrowings	110.6	101.8	102.4
Net loans	153.4	146.4	138.0
Total assets	156.8	149.3	141.3
Total operating expenses to net operating income ratio	35.5%	35.8%	36.0%

2016 v 2015

BB cash earnings increased by $20 million or 1%.

Net interest income increased by $192 million or 5% due to a 6% rise in average interest-earning assets, partly offset by a 2 basis point decline in net interest margin:

▪                  BB has continued to focus on returns and as a result margin contraction was limited to 2 basis points. Increased funding costs and compression in lending spreads were partly offset by pricing changes across the portfolio;

▪                  net loans increased $7 billion or 5%:

–                mortgages increased $3.4 billion or 6%;

–                business lending increased $3.5 billion or 4%, diversified across the health, professional services and agriculture segments; and

–                other lending increased 2% primarily from growth in auto finance; and

▪                  deposits increased $8.8 billion or 9%, more than funding the growth in lending and contributing to a 256 basis point increase in the deposit to loan ratio to 72.1%. Most of the growth in deposits was in term deposits (up $7 billion) with the remainder in transaction accounts.

Non-interest income increased by $36 million or 3% mainly due to higher facility fees in business lending.

Operating expenses increased by $65 million or 4% due to technology costs and investments to transform BB’s capability. This growth was partly offset by productivity benefits including changes to the operating model to better align bankers and customers.

Asset quality was broadly stable over the year, however a reduction in write-backs combined with the lift in auto finance delinquencies in the first half of 2016 led to impairment charges increasing $137 million.

For a discussion of the results of BB for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

106	2016 Westpac Group Annual Report

Divisional performance

BT Financial Group (Australia)

BT Financial Group (Australia) is the wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties for the manufacture of certain general insurance products as well as actively reinsuring its risk using external providers across all insurance classes. BTFG operates a range of wealth, funds management (including Ascalon which is a boutique incubator of emerging fund managers), and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

BT Investment Management Limited (BTIM) is 29.5% owned by BTFG (following a partial sale in 2015) with the business being equity accounted from July 2015. BTFG works in an integrated way with all the Group’s Australian divisions in supporting the insurance and wealth needs of customers.

Performance of BTFG

$m	2016	2015	2014
Net interest income	498	445	403
Non-interest income	1,908	2,192	2,257
Net operating income before operating expenses and impairment charges	2,406	2,637	2,660
Operating expenses	(1,160)	(1,286)	(1,305)
Impairment benefits	-	4	2
Profit before income tax	1,246	1,355	1,357
Income tax expense	(370)	(409)	(408)
Profit attributable to non-controlling interests	-	(32)	(39)
Cash earnings for the year	876	914	910
Net cash earnings adjustments	(32)	(23)	(22)
Net profit attributable to owners of Westpac Banking Corporation	844	891	888
	$bn	$bn	$bn
Deposits and other borrowings	25.5	23.4	22.4
Net loans	18.6	17.2	15.9
Total assets	38.2	35.8	31.8
Funds under management	48.4	46.3	89.0
Funds under administration	130.8	121.9	112.7
Total operating expenses to net operating income ratio	48.2%	48.8%	49.1%

Cash earnings
$m	2016	2015	2014
Funds management business	520	560	524
Insurance	309	291	333
Capital and other	47	63	53
Total cash earnings	876	914	910

2016 v 2015

BTFG cash earnings decreased by $38 million or 4% due to a decline in funds management income mostly attributed to the partial sale of BTIM ($24 million), along with higher regulatory and compliance expenses. These were partly offset by growth in lending, FUA and insurance premiums:

▪                 Funds management business cash earnings decreased by $40 million or 7%. Excluding the impact from the partial sale of BTIM, the Funds management business cash earnings decreased by $16 million or 3%. Private Wealth income was higher and average FUM and FUA were up 2% and 4%, respectively, although these increases were more than offset by lower advice income and a reduction in the value of investments in Ascalon funds due to weaker markets and rise in the Australian dollar. Regulatory and compliance costs also increased significantly during the year;

▪                 Insurance cash earnings increased by $18 million or 6% with growth in premiums and lower general insurance claims partially offset by higher life insurance benefits paid to customers. Revenue growth was supported by a higher LMI contribution mostly due to transitional arrangements with Arch Capital. Life insurance in-force premiums were up 9% and general insurance gross written premiums rose 2%; and

▪                 Capital and other cash earnings decreased by $16 million reflecting lower returns on invested capital and higher regulatory and compliance costs.

2016 Westpac Group Annual Report	107

Funds management business

$m	2016	2015	2014
Net interest income	474	416	378
Non-interest income	1,334	1,663	1,691
Net operating income before operating expenses and impairment charges	1,808	2,079	2,069
Operating expenses	(1,067)	(1,219)	(1,238)
Impairment benefits	-	4	2
Profit before income tax	741	864	833
Income tax expense	(221)	(272)	(270)
Profit attributable to non-controlling interests	-	(32)	(39)
Cash earnings for the year	520	560	524
Net cash earnings adjustments	(32)	(23)	(22)
Net profit attributable to owners of Westpac Banking Corporation	488	537	502
Total operating expenses to net operating income ratio	59.0%	58.6%	59.8%

The partial sale of BTIM in June 2015 reduced the Group’s ownership to 31% at that time. In considering the impact of the partial BTIM sale, the contribution to cash earnings of the BTIM shares sold was $24 million in 2015. This contribution was wholly in the Funds management business.

BTIM is now equity accounted with the share of BTIM’s profit recorded in non-interest income, less tax Westpac is required to pay.

Cash earnings decreased by $40 million or 7%.

Net interest income was up $58 million or 14% primarily due to an 8% increase in lending, a 9% rise in deposits and improved margins in Private Wealth.

Non-interest income decreased $329 million or 20%.  Excluding the impact of the partial sale of BTIM and move to equity accounting, non-interest income was down by $49 million with the key drivers being:

▪                  advice income was down $33 million from a reduction in activity;

▪                  the contribution from Ascalon was $42 million lower due to the revaluation of investments from weaker markets and a rise in the Australian dollar; partly offset by

▪                  increased FUA revenues from higher net flows and good management of margins.

Operating expenses decreased by $152 million or 12%.  Excluding the partial sale of BTIM and the move to equity accounting, expenses were $32 million or 3% higher.  The increase was due to higher regulatory related costs associated with remediation and compliance programs, and increased investment costs including higher software amortisation as new modules of the Panorama platform went live.

Tax and non-controlling interests decreased by $83 million or 27% associated with the lower earnings and the move to equity accounting for BTIM reducing the value of non-controlling interests.

Insurance business

The insurance business result includes the Westpac and St.George Life Insurance, General Insurance and LMI businesses.

$m	2016	2015	2014
Net interest income	5	6	9
Non-interest income	525	488	535
Net operating income before operating expenses and impairment charges	530	494	544
Operating expenses	(88)	(79)	(68)
Profit before income tax	442	415	476
Income tax expense	(133)	(124)	(143)
Cash earnings for the year	309	291	333
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	309	291	333
Total operating expenses to net operating income ratio	16.6%	16.0%	12.5%

Cash earnings increased by $18 million or 6%, with lower general insurance claims and increased LMI revenue, partly offset by higher life insurance claims.

Net operating income increased by $36 million or 7%:

▪                  general insurance net earned premiums increased $17 million with gross written premiums rising 2% from growth in home and contents sales. Net claims decreased $22 million, mostly from a reduction in significant weather events during the year;

108	2016 Westpac Group Annual Report

Divisional performance

▪      LMI income increased $18 million related to the transitional arrangements with Arch Capital for the insurance for mortgages where the LVR is above 90%; and

▪      life insurance net earned premiums increased $70 million, with in-force premiums rising 9%, offset by a rise in the number of benefits paid to customers, which increased the claims ratio to 36% and a 22% increase in lapses resulting in deferred acquisition costs being written off during the year.

Operating expenses increased $9 million or 11% due to an increase in volumes and higher employee costs to support the larger portfolio and costs of linking systems with Allianz following the establishment of a strategic partnership last year.

For a discussion of the results of BTFG for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital and alternative investment solutions. Customers are supported throughout Australia as well as branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions.

Performance of WIB

$m	2016	2015	2014
Net interest income	1,562	1,638	1,624
Non-interest income	1,536	1,578	1,626
Net operating income before operating expenses and impairment charges	3,098	3,216	3,250
Operating expenses	(1,347)	(1,319)	(1,202)
Impairment (charges)/benefit	(177)	38	126
Profit before income tax	1,574	1,935	2,174
Income tax expense	(469)	(584)	(646)
Profit attributable to non-controlling interests	(7)	(8)	(9)
Cash earnings for the year	1,098	1,343	1,519
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,098	1,343	1,519
	$bn	$bn	$bn
Deposits and other borrowings[1]	88.4	80.3	80.8
Net loans	73.8	76.3	68.0
Total assets	110.4	127.3	122.2
Total operating expenses to net operating income ratio	43.5%	41.0%	37.0%

1    Refers to total customer deposits in this table and excludes Certificates of Deposit.

2016 v 2015

WIB cash earnings decreased by $245 million or 18% due to a $215 million increase in impairment charges and a 7 basis point decline in net interest margin.

Net interest income decreased by $76 million or 5% from a $0.4 billion decrease in average interest-earning assets and a 7 basis point decline in net interest margin:

▪      net loans decreased 3% mostly from lower trade finance balances, predominantly in Asia;

▪      deposits increased 10% mainly in term deposits; and

▪      institutional margins continue to be impacted by higher levels of global liquidity. This has contributed to tightening asset spreads for new lending.

Non-interest income decreased $42 million or 3%. 2015 included a $122 million negative impact from methodology changes to derivative valuations. Excluding this impact, non-interest income was down $164 million from a decline in fee income due to lower corporate and institutional activity and lower fees from Hastings.

Operating expenses increased $28 million or 2% mostly from further investment to meet additional regulatory and compliance requirements. This increase was partially offset by disciplined expense management, including benefits from changes to the WIB operating model and the sale of certain Pacific Island operations.

Asset quality remains sound and the business has maintained its focus on origination standards and portfolio diversification.  Impairments have moved to a charge of $177 million in 2016 compared to an impairment benefit of $38 million in 2015,

2016 Westpac Group Annual Report	109

predominantly due to increased provisions associated with the deterioration of a small number of individual names which were downgraded in first half of 2016.

For a discussion of the results of WIB for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also has its own infrastructure, including technology, operations and treasury.

Performance of Westpac New Zealand

$m	2016	2015	2014
Net interest income	1,588	1,552	1,420
Non-interest income	449	457	438
Net operating income before operating expenses and impairment charges	2,037	2,009	1,858
Operating expenses	(856)	(808)	(756)
Impairment charges	(54)	(44)	(24)
Profit before income tax	1,127	1,157	1,078
Income tax expense	(315)	(313)	(296)
Profit attributable to non-controlling interests	-	(3)	(3)
Cash earnings for the year	812	841	779
Net cash earnings adjustments	2	-	-
Net profit attributable to owners of Westpac Banking Corporation	814	841	779
	$bn	$bn	$bn
Deposits and other borrowings[1]	54.9	47.3	44.1
Net loans	71.7	62.8	57.7
Total assets	82.1	71.5	65.9
Funds under management	7.1	5.9	4.9
Funds under administration	2.0	1.8	1.5
Total operating expenses to net operating income ratio	42.0%	40.2%	40.7%

1    Refers to total customer deposits in this table.

2016 v 2015

Cash earnings decreased by $29 million or 3%.

Net interest income increased by $36 million or 2% due to a 9% rise in average interest-earning assets, partly offset by a 12 basis point decline in net interest margin:

▪      the decline in net interest margin was principally due to:

–     lower asset spreads due to heightened competition for mortgages and a further customer preference for lower spread fixed rate loans which now represent 77% of portfolio, up 3% from 2015;

–     lower Treasury income;

–     higher wholesale funding costs included increased term issuance costs and the higher costs of shorter term funding; partially offset by

–     improved spread on deposits principally from changed interest rates on online savings accounts;

▪      lending increased $8.9 billion or 14%:

–     mortgages increased $4.8 billion or 12%. This growth was a little lower than the system1 as the division was more prioritised on return over growth especially in the second half of 2016; and

–     business lending increased $4.0 billion or 18% with the key sectors of agriculture, energy and financial services contributing to the growth; and

▪      deposits increased $7.6 billion or 16%, with growth broadly spread across the portfolio. Term deposits dominated growth as customers sought fixed returns in a falling interest rate environment and online savings deposits were repriced.

1    Source: RBNZ.

110	2016 Westpac Group Annual Report

Divisional performance

Non-interest income decreased $8 million or 2%. The decline was principally due to lower asset sales which contributed $21 million to income in 2015. This was partly offset by higher wealth and insurance income. Customers with a wealth product increased 27 basis points to 28.4%. This is reflected in FUM balances which rose 20% over the year.

Operating expenses increased $48 million or 6% mostly due to investment in the division’s transformation program, costs of relaunching the brand and higher depreciation and software amortisation.

Overall asset quality metrics remain sound, although stressed assets to TCE increased 94 basis points to 2.54% mostly reflecting additional stress in the dairy sector. Impairment charges increased $10 million due to higher stress in the dairy portfolio and a lower level of write-backs and recoveries.

For a discussion of the results of Westpac New Zealand for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

Group Businesses

This segment comprises:

●      Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

●      Treasury is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, within set risk limits;

●      Group Technology1 which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

●      Core Support1 which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources.

Performance of Group Businesses

$m	2016	2015	2014
Net interest income	570	441	565
Non-interest income	8	66	47
Net operating income before operating expenses and impairment charges	578	507	612
Operating expenses	(469)	(378)	(323)
Impairment charges	9	-	(82)
Profit before income tax	118	129	207
Income tax (expense)/benefit	(54)	9	(45)
Profit attributable to non-controlling interests	(8)	(15)	(15)
Cash earnings for the year	56	123	147
Net cash earnings adjustments	(221)	341	80
Net profit attributable to owners of Westpac Banking Corporation	(165)	464	227

2016 v 2015

Group Businesses cash earnings decreased by $67 million or 54%.

Net interest income increased $129 million or 29% due to improved Treasury performance related to interest rate risk management and increased earnings from higher capital balances held centrally. This was partially offset by additional funding costs incurred to further strengthen the balance sheet in preparation for NSFR and lower interest rates.

Non-interest income decreased $58 million or 88% reflecting a gain on asset sale in 2015 that did not repeat.

Operating expenses increased $91 million or 24% due to an increase in restructuring costs, higher regulation and compliance costs and an increase in employee provisions.

Impairment benefit of $9 million is primarily due to a reduction in the centrally held economic overlay provision.

The effective tax rate of 46% is higher than the Group average primarily due to the impact of hybrid distributions that are non-deductible for taxation purposes.

For a discussion of the results of this division for 2015 v 2014, refer to ‘Divisional performance – 2015 v 2014’.

1  Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

2016 Westpac Group Annual Report	111

Divisional performance – 2015 v 2014

Consumer Bank

2015 v 2014

CB increased cash earnings $228 million or 10%.

Net interest income increased $479 million or 8% from a rise in average interest-earning assets and an improvement in net interest margins:

▪      the rise in margins was mainly due to improved deposit mix and spreads, as term deposit and savings rates were repriced, partly offset by lower asset spreads due to competition for new lending in mortgages;

▪      lending increased $19.7 billion or 7% with mortgages being the main driver of the increase; and

▪      deposits and other borrowings increased $14.6 billion or 10%, mainly due to growth in consumer transaction and online account balances, including offset accounts.

Non-interest income increased $6 million or 1% driven by balance growth and more customers actively managing their foreign exchange risks. These increases were partly offset by lower credit card income following repricing in 2014.

Operating expenses increased by $106 million or 4% with most of the rise related to investment spending, including higher amortisation, Bank of Melbourne expansion and investment in the new branch formats (Bank Now and FreshStart).

Asset quality improved over 2015 with mortgage delinquencies declining.

Impairment charges were up $54 million or 13% over 2015 driven by higher write-offs and portfolio growth.

Business Bank

2015 v 2014

BB delivered cash earnings of $1,979 million, up 5%, driven by volume growth and the full year impact of the Lloyds acquisition ($16 million).

Net interest income was up $200 million or 6%, driven by $8.4 billion or 6% growth in loans. Business lending increased 4% over the period, mostly from commercial property and SME.

Deposits were down $0.6 billion or 1%, as the division focused on maintaining margins and prioritising growth in high LCR value deposits.

Non-interest income was up $46 million or 5%, with an increase in business line fees from growth in business lending and the benefit of the full period impact of the Lloyds acquisition.

Operating expenses increased $78 million or 5%, driven by the full year impact of Lloyds contributing $29 million to the rise and higher investment spend.

Asset quality improved over 2015 with stressed exposure decreasing over the period.

Impairment charges increased $25 million or 10% over 2015 predominantly driven by lower write-backs and higher write-offs, offset by lower new individually assessed provisions.

BT Financial Group (Australia)

2015 v 2014

BTFG increased cash earnings by $4 million, with 7% growth in Funds management business cash earnings more than offset by a 13% decline in insurance cash earnings due to a rise in insurance claims;

▪      Funds management business cash earnings were up $36 million or 7%, driven by higher FUM and FUA related income and growth in Private Wealth. Average FUM (excluding BTIM) and FUA balances were up 14% and 12%, respectively. The spot FUM balance declined 48% with the partial sale of BTIM;

▪      Insurance cash earnings declined $42 million, or 13% from the impact of higher claims with more severe weather events occurring in 2015 including three major weather events (Brisbane hail storm, Cyclone Marcia, and a major NSW storm). Catastrophe claims were $65 million higher than 2014. Net earned premiums increased $106 million, with life insurance in-force premiums up 13% and a rise in gross written premiums of 6%; and

▪      cash earnings from Capital and other increased $10 million, as higher stamp duty costs incurred in 2014 were not repeated.

112	2016 Westpac Group Annual Report

Divisional performance

Funds Management Business

Cash earnings increased $36 million or 7%.

Net interest income was up $38 million or 10% from higher lending and deposit volumes and improved margins.

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

Tax and non-controlling interests decreased $5 million or 2%, from the partial sale of BTIM and move to equity accounting.

Insurance Business

Cash earnings decreased $42 million or 13% due to higher general insurance claims from severe weather events, partly offset by increased revenue from net earned premiums.

Net operating income decreased $50 million or 9%:

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

▪      higher premiums in life insurance were partially offset by a rise in claims consistent with the larger portfolio and a higher loss ratio; and

▪      LMI income increased from changes to LMI arrangements for mortgages where the LVR ratio is above 90%.

Operating expenses increased $11 million or 16%, in line with increased volumes and claims activity.

Westpac Institutional Bank

2015 v 2014

WIB delivered cash earnings of $1,343 million, down $176 million, or 12%. The lower result was largely due to methodology changes to derivative valuations, which reduced non-interest income by $122 million, and an $88 million lower impairment benefit. These items reduced cash earnings by $147million.

Net interest income increased $14 million, or 1%, with an 8% increase in average interest-earning assets offset by a 12 basis point decline in net interest margin:

▪      institutional margins continue to be impacted by higher levels of liquidity from global quantitative easing. This has contributed to tightening asset spreads for new lending. Deposits spreads have tightened from competition for high quality LCR deposits. Interest income on capital was also lower;

▪      lending increased $8.3 billion or 12%, mainly from growth in Asia, securitisation deals and infrastructure; and

▪      deposits were 1% lower with reductions in short term deposit balances offset by an increase in transactional balances as the business sought to move towards deposits that are more efficient for LCR purposes.

Non-interest income decreased $48 million. 2015 included a $122 million negative impact from methodology changes to derivative valuations. Excluding this impact, non-interest income was up $74 million reflecting:

▪      a 4% rise in financial markets sales income from improved customer flows. Foreign exchange sales income increased, driven by increased currency volatility encouraging more customers to actively manage their risks. Fixed income sales increased, driven by a number of large project finance transactions;

▪      higher trading income, particularly in the first half of the year;

▪      Hastings non-interest income increased $54 million; partly offset by

▪      lower foreign exchange income in Westpac Pacific following the exchange controls introduced in PNG in July 2014, and a $22 million negative movement in CVA.

2016 Westpac Group Annual Report	113

Operating expenses increased $117 million or 10% from:

▪      ongoing investment in Asia;

▪      regulatory and compliance costs; and

▪      investments in customer systems to drive improved service.

Asset quality improved over 2015, although the high level of write backs in 2014 was not repeated. WIB recorded an impairment benefit of $38 million, compared to a $126 million benefit in 2014.

Westpac New Zealand

2015 v 2014

Cash earnings increased $62 million or 8%. The results of Westpac New Zealand were positively affected by the decline in value of the NZ$ to the A$.

Net interest income increased $132 million or 9%, with average interest-earning assets increasing 7% and net interest margin increasing 4 basis points:

▪      higher deposit spreads, lower wholesale funding costs and increased Treasury income were partly offset by lower asset spreads from competition and a rise in the proportion of lower spread fixed rate loans;

▪      total lending increased $5.1 billion or 9%:

–   mortgages increased $2.8 billion or 8%, growing at 0.8 times system1, as the division prioritised maintaining margins; and

–   business lending increased $2.2 billion or 11%, in line with system1, driven by growth across a number of sectors including in agricultural lending and food manufacturing; and

▪      deposits increased $3.2 billion, or 7%, with all growth in at call and transaction accounts.

Non-interest income increased $19 million or 4% driven by:

▪      foreign exchange impacts of $6 million;

▪      an increase in gains on asset sales and asset recoveries;

▪      increased wealth income with FUM and FUA balances both up 20%; partly offset by

▪      reduced cards income primarily in relation to the division’s implementation of the new Air New Zealand Airpoints loyalty program.

Operating expenses increased $52 million or 7%, from annual salary increases and higher investment related costs including higher depreciation and software amortisation.

Asset quality improved over the year across business and consumer segments. Despite this improvement, impairment charges increased $20 million, as the 2014 charge of $24 million was particularly low and was supported by write-back and recoveries that were not matched in 2015.

Group Businesses

2015 v 2014

Group Businesses cash earnings were $123 million in 2015, down $24 million.

Net operating income before operating expenses and impairment charges reduced $105 million compared with 2014, with a reduction in Treasury income related to lower returns on the liquid asset portfolio and balance sheet management activities.

Operating expenses were $55 million higher in 2015 due to increased restructuring costs.

Impairment charges were lower in 2015 due to a large increase in central economic overlay provisions experienced in 2014, not repeated in 2015.

The effective tax rate was lower in 2015 due to the finalisation of prior period taxation matters.

1    Source: RBNZ.

114	2016 Westpac Group Annual Report

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

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States, we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, including various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. In Australia, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 (Cth) in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of these reviews can be wide-ranging and may result in litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other administrative action by regulators. For example, in April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac is defending the proceedings. During the year ended 30 September 2016, Westpac has received other notices and requests for information from its regulators. Regulatory investigations, litigation, fines, penalties, restrictions or regulator imposed conditions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and economic and trade sanctions. In December 2010, the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS continues to refine this framework and APRA is expected to incorporate the majority of these changes into its prudential standards. Further details on the Basel III framework are set out in ‘Significant developments’ in Section 1.

During the year ended 30 September 2016, there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. Other areas of proposed or potential change that could impact us include changes to accounting and reporting standards, derivatives reform, tax legislation including dividend imputation, regulation relating to remuneration, consumer protection and competition legislation, privacy and data protection, anti-bribery and corruption, anti-money laundering and counter-terrorism financing laws and trade sanctions. In addition, further changes may occur driven by policy, prudential or political factors. For example, since the Financial System Inquiry (FSI) handed down its final report, the Australian Government has consulted on the detailed implementation of a number of the FSI’s recommendations. The Australian Government or other regulators may also initiate further reviews (such as the House of Representatives Standing Committee on Economics ‘Review of Australia’s Four Major Banks’), or commissions of inquiry, which could lead to additional regulatory change. The final impact of the FSI, and the

2016 Westpac Group Annual Report	115

impact of any additional reviews or inquiries is difficult to predict, but may result in further substantial regulatory changes which could have a material impact on our business, prospects, financial performance or financial condition.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability. The powers exercisable by our regulators may also be expanded in the future. For example, on 20 April 2016, the Australian Government announced that it would accelerate the implementation of certain recommendations made by the FSI, including the recommendation that ASIC be granted a product intervention power. Further details on the Australian Government’s reform package are set out in ‘Significant developments’ in Section 1.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations.

Regulatory changes may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital and funding as well as place restrictions on the businesses we conduct, (including limiting our ability to provide products and services to certain customers), require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits and credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 30 September 2016, approximately 31% of our total funding originated from domestic and international wholesale markets. Of this, around 61% was sourced outside Australia and New Zealand. Customer deposits provide around 61% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable, or more expensive, forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, there may also be a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals. In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

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

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk management’ in Note 22 to the financial statements.

116	2016 Westpac Group Annual Report

Risk and risk management

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy including assets of financial institutions such as Westpac.

Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings. Credit ratings agencies Standard & Poor’s and Moody’s both revised their outlook on Australia’s major banks (including Westpac) from ‘stable’ to ‘negative’ during the year ended 30 September 2016.

Failure to maintain our high credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions and political developments (such as Brexit). A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

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

2016 Westpac Group Annual Report	117

valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in taxation or buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in commodity prices and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

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

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

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

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

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

118	2016 Westpac Group Annual Report

Risk and risk management

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our business, prospects, reputation, financial performance or financial condition.

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

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

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

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (such as vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

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

We could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. We are highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event that an employee, contractor or external service provider engages in unfair or inappropriate conduct. This could include losses from a failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. While we have policies and

2016 Westpac Group Annual Report	119

processes to manage employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage risks including liquidity risk, credit risk, market risk (such as interest rate, foreign exchange and equity risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk, all of which may impact the Group’s reputation.

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

For a discussion of our risk management procedures, refer to the ‘Risk management’ section and Note 22 to the financial statements.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence, or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, economic and trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

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

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

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

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks, and the costs of claims relating to those risks, being greater than was anticipated when pricing those risks.

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. Further details on environmental risk factors are discussed above.

120	2016 Westpac Group Annual Report

Risk and risk management

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturn in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are not effective, this could also lead to greater risks, and more losses than anticipated.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2016, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

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

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements.

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

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and Chartered Accountants Australia and New Zealand (NSW) scheme adopted by Chartered Accountants Australia and New Zealand on 8 October 2014 and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the NSW Accountants Scheme). For matters occurring on or prior to 7 October 2014, the liability of PwC Australia may be subject to the limitations set forth in predecessor schemes. The current NSW Accountants Scheme expires on 7 October 2019 unless further extended or replaced.

The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted to be done in the performance of its professional services for us, including, without limitation, its audits of our financial statements. The extent of the limitation depends on the timing of the relevant matter and is:

●                in relation to matters occurring on or after 8 October 2013, a maximum liability for audit work of A$75 million; or

●                in relation to matters occurring on or prior to 7 October 2013, the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million.

The limitations do not apply to claims for breach of trust, fraud or dishonesty.

In addition, there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation. Accordingly, liability for acts or omissions by PwC Australia in Australian states or territories other than New South Wales may be limited in a manner similar to that in New South Wales. These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgement under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to judicial consideration and therefore how the limitation might be applied by the courts and the effect of the limitation on the enforcement of foreign judgements are untested.

2016 Westpac Group Annual Report	121

Risk management

Westpac’s vision is to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow.

Effective risk management including a sound risk culture is one of the keys to achieving our vision as it influences our customers’ experiences, the public’s perceptions, our financial performance, our reputation and our shareholders’ expectations. It is critical to our future success. We regard managing risk as a core function performed at all levels of the Group.

The Risk Management Strategy is approved by the Board and reviewed by the Board Risk & Compliance Committee (BRCC) on an annual basis or more frequently where required by a material business or strategy change or a material change to the Group’s risk profile. It is owned by the Chief Executive Officer (CEO).

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

For a discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Westpac’s Corporate Governance Statement in Section 1 and Note 22 to the financial statements.

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

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 14 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2016, our exposure to consumers comprised 72% (2015: 71%, 2014: 71%) of our on-balance sheet loans and 58% (2015: 57%, 2014: 57%) of total credit commitments. At 30 September 2016, 91% (2015: 90%, 2014: 90%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

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

122	2016 Westpac Group Annual Report

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)[1]	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2016
United States	8,288	3,831	1,351	13,470	1.6%
2015
United States	8,063	3,403	951	12,417	1.5%
Australia	2	2,237	4,438	6,677	0.8%
2014
United States	5,151	3,438	488	9,077	1.2%
Australia	6	4,844	3,261	8,111	1.1%
China	2	2,556	3,692	6,250	0.8%

1           At face value.

Impaired assets among cross-border outstandings were $277 million as at 30 September 2016 (2015: $6 million, 2014: $79 million).

Liquidity risk

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪      an inability to meet both expected and unexpected current and future cash flows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪      inadequate market depth or market disruption impacting the ability to offset or eliminate a position at the market price.

The Westpac Group has a liquidity risk management framework which seeks to meet cash flow obligations under a wide range of market conditions, including name specific and market-wide scenarios as well as meeting the requirements of the LCR.

Refer to Note 22 to the financial statements for a more detailed discussion of our liquidity risk management policies.

2016 Westpac Group Annual Report	123

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2016:

Program Limit	Issuer(s)	Program/Issuing Shelf Type

Australia
No limit	WBC	Debt Issuance Program

Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 10 billion	WSNZL[1]	Euro Medium Term Note Program
USD 40 billion	WBC[2]	Global Covered Bond Program
EUR 5 billion	WSNZL[3]	Global Covered Bond Program

Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf

United States
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[1]	US Commercial Paper Program
USD 35 billion	WBC	US Medium Term Note Program
USD 15 billion	WBC (NY Branch)	US Medium Term Deposit Note Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelf

New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

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

Market risk

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. Market risk arises in both trading and banking book activities.

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

Refer to Note 22 to the financial statements for a more detailed discussion of our market risk management policies.

124	2016 Westpac Group Annual Report

Risk and risk management

The table below depicts the aggregate Value at Risk (VaR), by risk type, for traded risk for the year ended 30 September:

Consolidated and Parent Entity	2016			2015			2014
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	14.0	4.6	8.8	18.1	7.0	11.4	30.7	6.3	15.6
Foreign exchange risk	12.2	1.4	5.1	11.8	0.5	3.6	7.6	1.2	3.0
Equity risk	2.9	0.1	0.3	0.6	0.1	0.3	0.7	0.1	0.3
Commodity risk[1]	4.5	1.4	2.7	5.7	1.7	3.1	2.9	1.3	2.0
Other market risks[2]	6.0	2.6	3.6	6.7	2.9	4.6	11.3	5.4	9.2
Diversification effect	n/a	n/a	(8.0)	n/a	n/a	(7.2)	n/a	n/a	(8.2)
Net market risk	18.7	7.7	12.5	23.5	9.0	15.8	40.2	9.5	22.0

1           Includes electricity risk.

2           Include prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

The graph below compares the actual profit and loss from trading activities on a daily basis to VaR1 over the reporting period:

Traded Risk: Actual Profit and Loss vs. VaR

01 October 2015 to 30 September 2016

Each point on the graph represents one day’s profit or loss from trading activities. The result is placed on the graph relative to the associated VaR utilisation. The downward sloping line represents the point where a loss is equal to VaR utilisation. Therefore, any point below the line represents a back-test exception (i.e. where the loss is greater than VaR).

Operational risk and compliance risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. This definition is aligned to regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk. It also includes, among other things, technology risk, model risk and outsourcing risk.

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

1           Westpac estimates VaR as the potential loss in earnings from adverse market movements and is calculated over a 1 day time horizon to a 99% confidence level using 1 year of historical data.

2016 Westpac Group Annual Report	125

The Group’s Operational Risk Management Framework and Compliance Management Framework assists all divisions to achieve their objectives through the effective identification, assessment, measurement, management, monitoring, reporting, control and mitigation of their risks. The Operational Risk Management Framework defines the organisational and governance structures, roles and responsibilities, principles, policies, processes and systems that we use to manage operational risk. The Compliance Management Framework sets out the approach of Westpac Group to managing compliance obligations and mitigating compliance risk, in order to achieve our compliance objective. This is discussed in further detail in Note 22 to the financial statements.

Other risks

Business risk

The risk associated with the vulnerability of a line of business to changes in the business environment.

Conduct risk

The risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity.

The Westpac Group Code of Conduct describes the standards of conduct expected of our people, both employees and contractors. It is supported by policies and procedures to manage conduct-related risks, including through our dealings in financial markets, and through managing our statutory and professional obligations to specific clients, including fiduciary and suitability requirements, and product management and design.

Sustainability risk

The risk of reputational or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues.

The Group has in place a Sustainability Risk Management Framework that is supported by a suite of key policies and position statements. These include the Principles for Doing Business, Principles for Responsible Lending, Responsible Investment Position Statement, Environmental, Social and Governance (ESG) Credit Risk Policy, Climate Change and Environment Position Statement and Action Plan, Human Rights Position Statement and Action Plan and sensitive sector position statements, and Sustainable Supply Chain Management Code of Conduct and Framework, many of which are publicly available. The Sustainability Risk Management Framework was reviewed and updated in 2016.

Westpac is also a signatory to a number of voluntary principles-based frameworks that guide the integration of ESG-related issues into banking, lending and investment analysis. These include the Equator Principles, covering project finance activities and the Principles for Responsible Investments, covering investment analysis.

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

Our indirect equity risk arises from movements in the equity markets that affect business performance e.g. income derived as a result of managing or the administration of equity investments on behalf of other parties where fee income is based on the value of funds under management.

Our contingent equity risk arises from normal lending activities secured by, or with recourse to, listed and/or unlisted equities or to another equity-like source of risk protection. This risk materialises when there is a default, and a subsequent shortfall from the realisation of equity-related assets that is not covered from other sources of recourse.

The Group has in place various policies, limits and controls which seek to manage these risks and the conflicts of interest that can potentially arise.

Insurance risk

The risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

Subsidiaries within the Group undertake life insurance, general insurance and lenders mortgage insurance. They are governed by independent boards and are subject to separate regulatory oversight and controls. These subsidiaries have reinsurance arrangements in place to reduce risk, including from catastrophic events. They are capitalised to a level that exceeds the minimum required by the relevant regulator.

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

126	2016 Westpac Group Annual Report

Risk and risk management

approval and monitoring of, and limitations on, the extent of intra-group credit exposures and other forms of parent entity support, plus requirements related to control of Group badging, product distribution, promotional material, service-level agreements and managing potential conflicts of interest.

Reputation risk

The risk of the loss of reputation, stakeholder confidence, or public trust and standing.

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

We have a Reputation Risk Management Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting. The Reputation Risk Management Framework was reviewed and updated in 2016.

Structured entities

We are associated with a number of structured entities in the ordinary course of business, primarily to provide funding and financial services products to our customers.

Structured entities are typically set up for a single, pre-defined purpose, have a limited life, generally are not operating entities and do not have employees. The most common form of structured entity involves the acquisition of financial assets by the structured entity that is funded by the issuance of securities to external investors (securitisation). Repayment of the securities is determined by the performance of the assets acquired by the structured entity.

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

As at 30 September 2016, the carrying value of assets pledged for the covered bond programs for the Group was $45.4 billion (2015: $40.3 billion).

Refer to Note 25 to the financial statements for further details.

Securitisation structured entities

Through our securitisation programs we assign our equitable interests in assets (in respect of RMBS, principally residential mortgage loans, and in respect of ABS, principally auto receivables) to structured entities, which issue securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the structured entities in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, unless there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove assets from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2016, our assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $9.5 billion (2015: $12.1 billion).

Under AAS substantially all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2016, we administered one significant conduit (2015: one), that was created prior to 1 February 2003, with commercial paper outstanding of $0.9 billion (2015: $0.8 billion). We provide a letter

2016 Westpac Group Annual Report	127

of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $97 million as at 30 September 2016 (2015: $86 million). The conduit is consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

Structured finance transactions

We have entered into transactions with structured entities to provide financing to customers or to provide financing to the Group. Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in loans, receivables due from other financial institutions or available-for-sale securities. The liabilities arising from these financing activities are generally included in payables due to other financial institutions, debt issues or financial liabilities designated at fair value. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2016.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2016.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2016 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

128	2016 Westpac Group Annual Report

Westpac’s approach to sustainability

Sustainability performance

Westpac’s approach to sustainability

The Group’s approach to operating sustainably is designed to anticipate, respond to and shape the most pressing emerging topics (issues and opportunities) that have the potential to materially impact customers, employees, suppliers, shareholders and communities, where the Group has the skills and experience to make a meaningful, positive impact. This view is embedded within our core business activities, and aligns with the priorities set out in the Group’s strategy.

Guiding our approach

Accountability for the Group’s Sustainability Strategy starts with the Board and flows through to all employees. The Board has responsibility for considering the social, ethical and environmental impact of the Group’s activities, setting standards and monitoring compliance with sustainability policies and practices. The Westpac Sustainability Council, comprising senior leaders from across the business and meeting four times a year, oversees strategic progress and guides the Group’s approach.

Progress against the sustainability strategy is reported to and discussed with the Executive Team and Board twice each year, with other items discussed on an as needs basis.

Westpac’s sustainability strategy is based upon the use of the widely accepted global standard for corporate responsibility and sustainable development, the AA1000 AccountAbility Principles Standard (2008).

Our sustainability principles

In line with AA1000, we have adopted the Standard’s three key principles:

▪     Involving all stakeholders in identifying topics and developing our strategy – Inclusivity;

▪     Evaluating all topics identified to determine the impact they may have on our stakeholders and our operations – Sustainability materiality; and

▪     Ensuring our decisions, actions and performance, as well as our communication with stakeholders, are responsive to the topics identified – Responsiveness.

Frameworks and policies

Westpac responds to enduring and emerging material topics through frameworks and policies that are complementary to the business strategy and form part of the Group’s overall approach to risk management. Collectively, they help to guide decisions, manage risk and drive action. Key frameworks and policies include:

▪     Our Principles for Doing Business – which sets out the behaviours the Group expects to be judged against in pursuit of the vision, and the framework to embed sustainable practices throughout the business in the areas of: governance and ethics; customer practices; employee practices; care for the environment; community involvement; and supply chain management;

▪     Our Sustainability and Reputation Risk Management Frameworks – which set out how the Group manages these risks – in operations, lending and investment decisions, and the supply chain – provides a clear guide on roles and responsibilities within the organisation, reflecting the Group’s ‘three lines of defence’ risk management approach; and

▪     A suite of policies that embed the principles and management requirements into day to day operations. These include internal and external sensitive sector position statements, as well as Group-wide issue-based positions.

Sustainability leadership

Leadership in sustainability is regularly acknowledged and validated by a number of third party ratings and awards. During 2016, these included:

▪     Assessed as the most sustainable bank globally in the 2016 Dow Jones Sustainability Indices (DJSI) achieving the Group’s highest ever score of 95. Westpac has been among the global banking sector leaders annually for 15 years in a row, including being the top ranked bank nine times, most recently for three consecutive years from 2014 to 2016;

▪     Ranked as one of the 2016 Global 100 Most Sustainable Corporations in the World by Corporate Knights, announced at the World Economic Forum in January 2016. Westpac has featured in the Global 100 for 10 of the last 11 years; and

▪     Recognised in the 2016 CDP1 Climate A list, reflecting the Group’s achievement of the highest possible CDP score for its response to climate change. This puts Westpac among the top 9% of companies globally to receive this recognition.

1           Formerly the Carbon Disclosure Project.

2016 Westpac Group Annual Report	129

Material sustainability topics

Westpac identifies the most material sustainability topics through regular assessments of industry trends, internal reports, information from stakeholder engagement and independent research. The table below outlines those topics considered material for the Group and its stakeholders, as further detailed in Westpac’s 2016 Sustainability Performance Report. Prioritisation of material topics continues to be subject to annual independent external assurance by Ernst & Young.

Material sustainability topic		Full year responses and achievements
Customer experience, support and access	Customers’ needs are becoming more complex, and at the same time they want banking to be simpler and more efficient.

▪     Launched ‘Our Service Promise’, an enhanced customer service and culture program to help employees deliver the Group’s service revolution;

▪     Reduced customer complaints in Australia by more than 30% by addressing customer pain points and, in the second half of the year, our branch network received three times as many compliments as complaints;

▪     Invested in innovative product design, for example a new ‘One Click’ opening of saving accounts for existing customers via digital channels; and

▪     Launched a new credit card reminder service in St.George where customers can receive and pay directly from an email, SMS and/or push notification 5 days out from a payment date, making it easy to stay on top of due dates and avoid late fees.

Information security and data privacy

Maintaining customer confidentiality and the security of our systems is paramount, and the potential inherent exposure to cyberattacks remains high due to the evolving nature of technology and Westpac’s prominence within the industry.

▪     Invested in additional dedicated resources to counter new and emerging threats;

▪     Enhanced the resilience and security of systems to protect the confidentiality, integrity and availability of customer information and sensitive commercial data; and

▪     Recorded a significant decline in the number of customers becoming victims of cybercrime in 2016, reflecting the effectiveness of these controls.

Digital product and service transformation	Digitisation offers opportunities to improve efficiency and deliver services in new ways, including new fintech business models which we are embracing to better meet changing customer expectations.

▪     Westpac’s mobile banking platform, Westpac Live, ranked as number one by global research house, Forrester, in its 2016 Global Mobile Banking Functionality Benchmark;

▪     Introduced 188 new features and enhancements across our digital banking platforms, including the ability to activate cards using a smartphone camera, change card pin, put a card temporarily on hold, obtain proof of balance and statements as well as management of term deposits online with ability to renew at maturity (via internet banking);

▪     Continued to help incubate and partner with a number of fintech startups to offer new services for customers now and in the future; and

▪     Launched a new facility across St.George, Bank of Melbourne and BankSA, that allows customers to contact the call centre directly from their mobile banking app, reducing average call times by around one minute.

Changing regulatory landscape	Supervision and regulation in jurisdictions Westpac operates continues to evolve, creating uncertainty in the operating environment.	▪ Invested over $278 million during the year to enhance existing and implement new processes to comply with recent regulatory changes; and ▪ For further detail, see Section 1 ‘Information on Westpac’.

Conduct and culture	Conduct and culture are vital for maintaining the trust of customers, shareholders and regulators.

▪     Developed a Group-wide conduct operating principles and key framework elements, to ensure the consistent management of conduct across the Group;

▪     Reviewed Westpac branch teller incentives to ensure that they align with our customer-focused strategy, including incentives only for service, not sales;

▪     Finalised and commenced operationalising a revised Group-wide Product and Service Lifecycle Policy, which includes customer fairness and suitability criteria;

▪     Established Product Governance Committees to actively review the design and communication of our products and services for fairness and suitability, fixing issues where they are identified; and

▪     Actively participated in industry initiatives, in particular through our commitment to the ABA 6 Point Plan.

130	2016 Westpac Group Annual Report

Westpac’s approach to sustainability

Governance, risk and remuneration

Clear governance practices, active management of risk, commitment to compliance, and fair remuneration in our operations, supplier and partner relationships is critical to the longevity and financial wellbeing of the Group.

▪ For further detail, see ‘Corporate governance’ and our Remuneration report, both in Section 1 and ‘Risk and risk management’ in Section 2.

Financial and economic performance	Maintaining a healthy financial performance and strong balance sheet is vital to the Group’s long term sustainability.

▪     Delivered another sound performance with a cash return on equity of 14% supported by good business growth and well managed margins;

▪     Strengthened the balance sheet with an additional $3.5 billion in 2016 in ordinary equity raised, increasing capital ratios to the upper end of peers globally. Other elements of balance sheet remain similarly strong; and

▪     Maintained relatively stable asset quality but increased provisions for some companies, sectors and regions showing signs of stress.

Climate change transition and opportunities	As a major financial institution, Westpac has an important role to play in supporting the transition to a sustainable economy model aligned to a two degree economy.

▪     Published an updated position statement, Financing a Sustainable Energy System, which reaffirms the bank’s commitment to support an economy, through its financing activities in the energy system, in a manner consistent with limiting global warming to below two degrees Celsius above pre-industrial levels;

▪     Undertook scenario analysis to understand the longer term impacts, including risks and opportunities for Westpac, of limiting global warming to below two degrees Celsius, meaning the Australian economy reaches net zero emissions by 2050; and

▪     Continued to report climate related disclosures in our annual Sustainability Performance Report.

Value chain sustainability risks

Responsible banking, investment and insurance require a risk-driven approach that considers the range of sustainability risks (including climate change and human rights), and our suppliers have an important role in helping us manage them effectively.

▪     Continued to apply the Group’s Sustainability Risk Management Framework to the identification, assessment and management of sustainability risks across our organisation – including to decisions related to our customers and suppliers;

▪     Released the BTFG Responsible Investment Position Statement, articulating BTFG’s approach to responsible investing and providing a framework for understanding and managing environmental, social and corporate governance (ESG) impacts, risks and opportunities across the portfolios within BTFG; and

▪     After releasing portfolio carbon footprints for the first time in 2015, BTFG deepened its analysis to give greater clarity for our stakeholders.

Inclusion and diversity

As the population ages and becomes more culturally diverse, Westpac needs to think creatively about how to find, develop and retain the right employees and tailor services that consider diverse customer needs.

▪     Made it standard operating procedure to recognise a customer’s paid parental leave and return to work income in their borrowing capacity for home lending;

▪     Introduced an Inclusion Index, measured through our employee engagement survey, to better track the effectiveness of our Inclusion and Diversity action plans; and

▪     Recorded a proportion of Australian-based employees who identify as Indigenous Australian larger than that in the broader Australian population.

Talent attraction and retention	Attracting, retaining and developing the right people requires innovative recruitment strategies and working conditions to match changing employee expectations.

▪     Retained the Employer of Choice for Gender Equality citation awarded by the Workplace Gender Equality Agency;

▪     Launched Personal Leader Journey for top 100 leaders, a leadership development program designed to positively influence organisational culture and deepen our focus on creating a world class service experience;

▪     Increased the number of people accessing our new learning and development approach, LearningBank, to approximately 14,000 employees during the year; and

▪     Conducted a Group-wide survey of our employees’ level of engagement during the year, which resulted in a number of specific enterprise-wide actions identified to address feedback, with a strong emphasis on empowering employees to deliver exceptional service.

2016 Westpac Group Annual Report	131

Sustainability objectives

Our 2013-2017 Sustainability Strategy sets measureable objectives against the following three priority areas:

▪     Embracing societal change: helping improve the way people work and live, as our society changes;

▪     Environmental solutions: helping find solutions to environmental challenges; and

▪     Better financial futures: helping customers to have a better relationship with money, for a better life.

Performance against sustainability objectives1

Priority	Objectives	Full year 2016 performance
Help improve the way people work and live, as our society changes	Ensure our workforce is representative of the community

▪     Proportion of leadership roles held by women moved closer to our 2017 target of 50%, increasing to 48%, up from 46% last year.

▪     Recruited an additional 140 people who identify as Aboriginal and Torres Strait Islander, bringing to 290 those recruited against our goal of 500 by 2017.

▪     Financial wellbeing of 40+ women improved during 2016 in comparison with the total Australian retail banking population.

▪     Participation of mature aged workers (50+) is 21.5%, up from 20.8% a year ago.

	Extend length and quality of working lives	▪ Mean employee retirement age was 60.5 years, down compared to a year ago. ▪ Workplace wellbeing, as measured by the WorkAbility Index, improved in 2016.
Anticipate the future product and service needs of ageing and culturally diverse customers

▪     Launched Ruby Connection’s financial education social media campaign to engage women over 35 in relation to their evolving product and service needs.

▪     Increased convenience for multi-cultural customers by enabling foreign currency accounts in core currencies to be opened via Westpac Live online banking.

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges

▪     Since 2013 launched six unique products/services, including the May 2016 issuance of the Westpac Climate Bond and introduction of our Energy Efficiency Financing Program for commercial banking customers.

	Increase lending and investment in CleanTech and environmental services	▪ Increased committed exposure to the CleanTech and environmental services sector relative to FY15, taking total committed exposure to $6.2 billion, 3% ahead of the 2017 target.
Reduce our environmental footprint

▪     Maintained carbon neutral status and reduction of more than 15% in office paper consumption.

▪     Received highest Green Star rating (6 Star) for the Sydney Kent Street office and St.George retail branch at Barangaroo, reflecting leading eco-efficient practices.

▪     Achieved 2017 power usage effectiveness target of 1.6 and surpassed the 2017 energy efficiency target with 180 kWh/m2.

▪     Recycling rates and water consumption in Sydney head offices improved to 73% and 140,708 kL respectively, ahead of 2016 targets.

1           All results as at 30 September 2016 except environmental footprint which is as at 30 June 2016.

132	2016 Westpac Group Annual Report

Westpac’s approach to sustainability

Priority	Objectives	Full year 2016 performance
Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement

▪     Revised metrics in 2016 to more accurately reflect key activities driving customer access to the right advice.

▪     BT Advice customer satisfaction rating was 4.89 for 2016, compared to a target of 4.9 out of 5.

Help our customers meet their financial goals in retirement

▪     The proportion of Group customers with Group superannuation decreased to 7.8% from 8.1% in 2015.

▪     Wealth Review tool launched as an engagement and retention initiative to assist customers in better understanding their current and future financial position.

Increase access to financial services in the Pacific

▪     Revised 2016 and 2017 in-store transaction volume targets in Westpac Pacific following the sale of operations in five Pacific countries that were key users of the in-store channel. In-store transactional volumes were over 220,000.

▪     Met the Group’s 2016 targets with over 290,000 customers brought into the banking system and over 100,000 mobile banking activations.

	Help people gain access to social and affordable housing and services	▪ Lent over $1.05 billion to the social and affordable housing sector, up from $1.02 billion as at 30 September 2015.

2016 Westpac Group Annual Report	133

Five year non-financial summary1

Key trends across a range of non-financial areas of performance are provided in the following five year non-financial summary.

	2016	2015	2014	2013	2012
Customer
Total customers (millions)[2]	13.4	13.1	12.8	12.2	11.8
Digitally active customers (millions)[3]	4.9	4.9	4.7	4.2	4.0
Branches	1,309	1,429	1,534	1,544	1,538
Branches with 24/7 capability (%)[4]	27	22	15	-	-
ATMs	3,757	3,850	3,890	3,814	3,639
Smart ATMs (%)[5]	37	31	24	17	-
Change in consumer complaints (%) - Australia	(31)	(31)	(27)	(15)	-
Change in consumer complaints (%) - NZ6	(7)	(18)	(16)	19	-
Wealth customer penetration (%)[7]	19.1	19.7	20.0	18.7	18.4

Employees
Total core (permanent) full-time equivalent staff	32,190	32,620	33,586	33,045	33,418
Employee voluntary attrition (%)[8]	10.6	10.6	9.8	9.8	9.9
New starter retention (%)[9]	85.5	85.3	88.0	86.7	84.8
High performer retention (%)[10]	94.8	95.0	95.8	95.7	95.9
Employee engagement index (%)[11]	69	-	-	-	-
Lost Time Injury Frequency Rate (LTIFR)[12]	0.8	0.8	1.1	1.5	1.9
Women as a percentage of the total workforce (%)	58	59	59	60	61
Women in leadership (%)[13]	48	46	44	42	40

Environment
Total Scope 1 and 2 emissions - Aust and NZ (tonnes CO2-e)[14]	154,339	173,437	175,855	180,862	183,937
Total Scope 3 emissions - Aust and NZ (tonnes CO2-e)[15]	63,016	67,899	73,871	85,013	91,855
Paper consumption - Aust and NZ (tonnes)[16]	3,304	4,857	5,334	5,762	-

Sustainable lending and investment
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[17]	59	61	59	55	52
Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh)[18]	0.38	0.38	0.41	0.44	-
Finance assessed under the Equator Principles - Group ($m)[19]	617	1,065	851	268	1,140
Responsible investment funds under management ($m)[20]	18,723	15,017	-	-	-

Social impact
Community investment ($m)[21,22]	148	149	217	131	133
Community investment as a percentage of pre-tax profits - Group (%)[22]	1.39	1.30	2.02	1.33	1.50
Community investment as a percentage of pre-tax operating profit (cash earnings basis)[22]	1.32	1.33	1.99	1.28	1.41
Financial education (participants)[23,24]	59,596	65,538	49,812	32,577	36,182

Supply chain
Top suppliers self-assessed - Australia (%)[25]	100	100	100	98	94
Spend with indigenous Australian suppliers - Australia ($ million)[26]	1.6	1.2	-	-	-

134	2016 Westpac Group Annual Report

Westpac’s approach to sustainability

1               All data represents Group performance as at 30 September unless otherwise stated.

2               All customers with an active relationship (excludes channel only and potential relationships).

3               Unique customers who have successfully authenticated (including Quickzone) into the digital banking platforms within 90 days. Figures prior to 2016 are not comparable.

4               Branches that allow customers to self-serve 24/7 via a range of devices that allow them to withdraw and deposit cash, coin exchange etc. (not all these services would be available at every 24/7 zone). Access determined by individual location (i.e. shopping centre opening hours may prevent 24/7 access).

5               ATMs with deposit taking functionality. Excludes old style envelope deposit machines.

6               Prior years’ figures restated to align with Australian calculation methodology.

7               Data based on Roy Morgan Research, respondents aged 14+; 12 month average to September. Wealth customer penetration is defined as the proportion of Australians who have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with the Group and also have Managed Investments, Superannuation or Insurance with the Group.

8               Employee voluntary attrition refers to the total voluntary separation of permanent employees over the 12 month average total permanent headcount for the period (includes full time, part time and maximum term employees). Westpac Pacific figures included since FY15.

9               Voluntary new starter retention over the 12 month rolling new starter headcount for the period (includes full time and part time permanent employees). Westpac Pacific figures included since FY15.

10           Voluntary high performer retention over the 12 month rolling high performer headcount for the period (includes full time, part time permanent and maximum term employees). Westpac Pacific figures included since FY15.

11           New employee engagement survey conducted in 2016 and prior data not included due to change in survey methodology.

12           Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Westpac Pacific figures included since FY16.

13           Women in leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as a proportion of all leaders across the group. Includes Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Westpac Pacific figures included since FY15.

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

15           Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance by the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June. 2015 restated.

16           Total copy paper purchased (in tonnes) by the Group as reported by its suppliers.

17           Measured as the percentage of indirect and direct financing (total committed exposure) to energy generation assets in the Australian and New Zealand electricity markets.

18           Data is based on the reported exposures to energy generation (AUD lending only). The average financed emissions intensity is calculated by weighting each loan (total committed exposures) by the emissions intensity of each company.

19           The Equator Principles is a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

20           BTFG funds applying an ESG integration approach. Data prior to 2015 not available due to change in reporting methodology.

21           This amount includes monetary contributions, time contributions, management costs and in-kind contributions comprising gifts and foregone fee revenue. The 2014 figure includes Westpac’s $100 million contribution to the Westpac Bicentennial Foundation.

22           2015 figure restated to reflect updates in calculation methodology.

23           Total number of employees, customers and general public attending financial education courses offered by the Westpac Group during the year (including online webinars). In Australia financial education covers personal, business and social sector content inclusive of modules on financial basics, owning your home, building wealth, retirement planning, starting and growing a business and financials for non-profit organisations. New Zealand and Pacific businesses deliver locally tailored programs.

24           Number of financial education participants in 2015 restated.

25           Refers to top 80 suppliers to Westpac Australia by spend.

26           Annual spend with businesses that are 51% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation.

2016 Westpac Group Annual Report	135

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2016	2015[2]	2014[2]
Consumer Bank	9,207	9,240	9,785
Business Bank	3,186	3,060	3,217
BTFG	4,153	4,045	4,062
WIB	2,693	2,846	2,932
Westpac New Zealand	4,145	4,375	4,342
Other	11,896	11,675	12,035
Total employees[1]	35,280	35,241	36,373

1           Total employees include full-time, pro-rata part-time, overtime, temporary and contract staff.

2           Prior comparative periods have been restated to reflect business structure changes in 2016.

2016 v 2015

Total employees increased by 39 compared to 30 September 2015 from higher resourcing to support higher investment in growth and productivity initiatives and regulation and compliance programs and additional Bank of Melbourne employees (30). These were partially offset by productivity initiatives across the Group and the sale of operations in the Solomon Islands and Vanuatu (138).

2015 v 2014

Total employees decreased by 1,132 compared to 30 September 2014, from the partial sale and subsequent deconsolidation of BTIM (237), the sale of operations in Cook Islands, Samoa and Tonga (201) and delivery of productivity programs. These were partially offset by expansion in Asia (62) and additional Bank of Melbourne employees (79).

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,309 branches (2015: 1,429) as at 30 September 2016. As at 30 September 2016, we owned approximately 1.6% (2015: 2.0%) of the premises we occupied in Australia, none (2015: none) in New Zealand and 40% (2015: 38%) in the Pacific Islands. The remainder of premises are held under commercial lease with terms generally averaging three to five years. As at 30 September 2016, the carrying value of our directly owned premises and sites was approximately $102 million (2015: $113 million).

Westpac Place in the Sydney CBD is the Group’s head office. In December 2015, an Agreement for Lease was executed for 275 Kent Street, allowing for Westpac’s continued occupation of levels 1-23 until 2030, and for an earlier exit of levels 24-32. This site currently has capacity for over 6,000 staff which will reduce to 5,700 once the upper levels are vacated and the refurbishment to provide an agile work environment is completed.

We continue a corporate presence in Kogarah, in the Sydney metro area. The Kogarah office has a 2,650 seat capacity and is home to ‘The Hive’, our innovation centre. A lease commitment at this site extends to 2034 with five five-year options to extend.

In November 2011, an Agreement for Lease for part of 150 Collins Street, Melbourne, was executed. The term of the lease is 12 years. Westpac’s first fully agile workspace environment was opened in October 2015, with 1,000 staff now occupying our new Melbourne Head Office.

In June 2013, an Agreement for Lease was executed with Westpac as anchor tenant for the T2 Tower International Towers Sydney (Barangaroo) occupying levels 1-28. Relocation to this site began in August 2015 and now has the capacity for over 6,000 personnel in an agile environment. The lease term extends until 2030 with three five-year options.

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the Eastern end of Britomart Precinct near Customs Street in Auckland, contains 24,510 square metres of office space across two buildings and has a capacity of approximately 2,110 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

Significant long term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

136	2016 Westpac Group Annual Report

Other Westpac business information

Related party disclosures

Details of our related party disclosures are set out in Note 40 to the financial statements and details of Directors’ interests in securities are set out in the Remuneration Report included in the Directors’ Report.

Other than as disclosed in Note 40 to the financial statements and the Remuneration Report, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as they apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2016 and 2015 is provided in Note 39 to the financial statements.

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

During the year ended 30 September 2016, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2016 Westpac Group Annual Report	137

This page has been intentionally left blank.

138	2016 Westpac Group Annual Report

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements

Note 1       Basis of preparation

Financial performance

Note 2       Segment reporting

Note 3       Net interest income

Note 4       Non-interest income

Note 5       Operating expenses

Note 6       Impairment charges

Note 7       Income tax

Note 8       Earnings per share

Note 9       Average balance sheet and interest rates

Financial assets and financial liabilities

Note 10     Receivables due from other financial institutions

Note 11     Trading securities and financial assets designated at fair value

Note 12     Available-for-sale securities

Note 13     Loans

Note 14     Provisions for impairment charges

Note 15     Life insurance assets and life insurance liabilities

Note 16     Payables due to other financial institutions

Note 17     Deposits and other borrowings

Note 18     Other financial liabilities at fair value through income statement

Note 19     Debt issues

Note 20     Loan capital

Note 21     Derivative financial instruments

Note 22     Financial risk

Note 23     Fair values of financial assets and financial liabilities

Note 24     Offsetting financial assets and financial liabilities

Note 25     Securitisation, covered bonds and other transferred assets

Other assets, other liabilities, commitments and contingencies

Note 26     Intangible assets

Note 27     Other assets

Note 28     Provisions

Note 29     Other liabilities

Note 30     Operating lease commitments

Note 31     Contingent liabilities, contingent assets and credit commitments

Capital and dividends

Note 32     Shareholders’ equity

Note 33     Capital adequacy

Note 34     Dividends

Group structure

Note 35     Investments in subsidiaries and associates

Note 36     Structured entities

Employee benefits

Note 37     Share-based payments

Note 38     Superannuation commitments

Other

Note 39     Auditor’s remuneration

Note 40     Related party disclosures

Note 41     Notes to the cash flow statements

Note 42     Subsequent events

Statutory statements

Directors’ declaration

Management’s report on internal control over financial reporting

Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2016	2015	2014	2016	2015
Interest income	3	31,822	32,295	32,248	31,803	32,043
Interest expense	3	(16,674)	(18,028)	(18,706)	(19,182)	(20,502)
Net interest income		15,148	14,267	13,542	12,621	11,541
Non-interest income	4	5,837	7,375	6,395	4,617	5,722
Net operating income before operating expenses and impairment charges		20,985	21,642	19,937	17,238	17,263
Operating expenses	5	(9,217)	(9,473)	(8,547)	(7,572)	(7,773)
Impairment charges	6	(1,124)	(753)	(650)	(922)	(622)
Profit before income tax		10,644	11,416	10,740	8,744	8,868
Income tax expense	7	(3,184)	(3,348)	(3,115)	(2,437)	(2,121)
Net profit for the year		7,460	8,068	7,625	6,307	6,747
Profit attributable to non-controlling interests		(15)	(56)	(64)	-	-
Net profit attributable to owners of Westpac Banking Corporation		7,445	8,012	7,561	6,307	6,747
Earnings per share (cents)
Basic	8	224.6	255.0	242.5
Diluted	8	217.8	248.2	237.6

The above income statements should be read in conjunction with the accompanying notes.

140	2016 Westpac Group Annual Report

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Net profit for the year	7,460	8,068	7,625	6,307	6,747
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	56	(148)	263	71	(152)
Transferred to income statements	(8)	(73)	(94)	(1)	(21)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(304)	(59)	41	(193)	140
Transferred to income statements	21	(131)	(197)	(106)	(167)
Exchange differences on translation of foreign operations	(238)	15	61	(105)	33
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	(13)	67	(52)	(19)	53
Cash flow hedging reserve	85	54	47	90	8
Share of associates’ other comprehensive income (net of tax)	(17)	5	-	-	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(54)	160	11	(54)	160
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(47)	111	(47)	(42)	115
Other comprehensive income for the year (net of tax)	(519)	1	33	(359)	169
Total comprehensive income for the year	6,941	8,069	7,658	5,948	6,916
Attributable to:
Owners of Westpac Banking Corporation	6,926	8,013	7,594	5,948	6,916
Non-controlling interests	15	56	64	-	-
Total comprehensive income for the year	6,941	8,069	7,658	5,948	6,916

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2016 Westpac Group Annual Report	141

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2016	2015	2016	2015
Assets
Cash and balances with central banks	41	17,015	14,770	15,186	13,372
Receivables due from other financial institutions	10	9,951	9,583	8,325	8,741
Trading securities and financial assets designated at fair value	11	21,168	27,454	18,562	24,896
Derivative financial instruments	21	32,227	48,173	32,090	47,540
Available-for-sale securities	12	60,665	54,833	56,161	50,344
Loans	13	661,926	623,316	579,739	546,075
Life insurance assets	15	14,192	13,125	-	-
Regulatory deposits with central banks overseas		1,390	1,309	1,269	1,152
Due from subsidiaries		-	-	143,549	145,560
Investments in subsidiaries		-	-	4,622	4,585
Investments in associates	35	726	756	-	-
Property and equipment		1,737	1,592	1,458	1,354
Deferred tax assets	7	1,552	1,377	1,590	1,463
Intangible assets	26	11,520	11,574	9,114	9,180
Other assets	27	5,133	4,294	4,055	3,294
Total assets		839,202	812,156	875,720	857,556
Liabilities
Payables due to other financial institutions	16	18,209	18,731	18,141	18,133
Deposits and other borrowings	17	513,071	475,328	455,742	425,509
Other financial liabilities at fair value through income statement	18	4,752	9,226	4,371	9,226
Derivative financial instruments	21	36,076	48,304	35,209	48,050
Debt issues	19	169,902	171,054	145,576	144,715
Current tax liabilities		385	539	314	518
Life insurance liabilities	15	12,361	11,559	-	-
Due to subsidiaries		-	-	142,808	143,885
Provisions	28	1,420	1,489	1,267	1,332
Deferred tax liabilities	7	36	55	-	-
Other liabilities	29	9,004	8,116	7,286	6,433
Total liabilities excluding loan capital		765,216	744,401	810,714	797,801
Loan capital	20	15,805	13,840	15,805	13,840
Total liabilities		781,021	758,241	826,519	811,641
Net assets		58,181	53,915	49,201	45,915
Shareholders’ equity
Share capital:
Ordinary share capital	32	33,469	29,280	33,469	29,280
Treasury shares and RSP treasury shares	32	(455)	(385)	(369)	(308)
Reserves	32	727	1,031	790	940
Retained profits		24,379	23,172	15,311	15,248
Convertible debentures	32	-	-	-	755
Total equity attributable to owners of Westpac Banking Corporation		58,120	53,098	49,201	45,915
Non-controlling interests	32	61	817	-	-
Total shareholders’ equity and non-controlling interests		58,181	53,915	49,201	45,915

The above balance sheets should be read in conjunction with the accompanying notes.

142	2016 Westpac Group Annual Report

Financial statements

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation

Consolidated $m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling interests (Note 32)	Total shareholders’ equity and non- controlling interests
Balance at 1 October 2013	26,768	953	18,953	46,674	863	47,537
Net profit for the year	-	-	7,561	7,561	64	7,625
Net other comprehensive income for the year	-	69	(36)	33	-	33
Total comprehensive income for the year	-	69	7,525	7,594	64	7,658
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,527)	(5,527)	-	(5,527)
Special dividends on ordinary shares[2]	-	-	(310)	(310)	-	(310)
Other equity movements
Share based payment arrangements	-	156	-	156	-	156
Exercise of employee share options and rights	49	-	-	49	-	49
Purchase of shares (net of issue costs)	(127)	-	-	(127)	-	(127)
(Acquisition)/disposal of treasury shares	(51)	-	-	(51)	-	(51)
Other	-	(2)	-	(2)	(46)	(48)
Total contributions and distributions	(129)	154	(5,837)	(5,812)	(46)	(5,858)
Balance at 30 September 2014	26,639	1,176	20,641	48,456	881	49,337
Net profit for the year	-	-	8,012	8,012	56	8,068
Net other comprehensive income for the year	-	(270)	271	1	-	1
Total comprehensive income for the year	-	(270)	8,283	8,013	56	8,069
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,752)	(5,752)	-	(5,752)
Dividend reinvestment plan	1,412	-	-	1,412	-	1,412
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Other equity movements
Share based payment arrangements	-	141	-	141	-	141
Exercise of employee share options and rights	16	-	-	16	-	16
Purchase of shares (net of issue costs)	(91)	-	-	(91)	-	(91)
(Acquisition)/disposal of treasury shares	(81)	-	-	(81)	-	(81)
Disposal of controlled entities	-	-	-	-	(105)	(105)
Other	-	(16)	-	(16)	(15)	(31)
Total contributions and distributions	2,256	125	(5,752)	(3,371)	(120)	(3,491)
Balance at 30 September 2015	28,895	1,031	23,172	53,098	817	53,915
Net profit for the year	-	-	7,445	7,445	15	7,460
Net other comprehensive income for the year	-	(418)	(101)	(519)	-	(519)
Total comprehensive income for the year	-	(418)	7,344	6,926	15	6,941
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,128)	(6,128)	-	(6,128)
Dividend reinvestment plan	726	-	-	726	-	726
Share entitlement offer	3,510	-	-	3,510	-	3,510
Other equity movements
Share based payment arrangements	-	116	-	116	-	116
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(49)	-	-	(49)	-	(49)
(Acquisition)/disposal of treasury shares	(70)	-	-	(70)	-	(70)
Other[3]	-	(2)	(9)	(11)	(771)	(782)
Total contributions and distributions	4,119	114	(6,137)	(1,904)	(771)	(2,675)
Balance at 30 September 2016	33,014	727	24,379	58,120	61	58,181

1      2016 comprises 2016 interim dividend 94 cents and 2015 final dividend 94 cents per share (2015: 2015 interim dividend 93 cents and 2014 final dividend 92 cents, 2014: 2014 interim dividend 90 cents and 2013 final dividend 88 cents), all fully franked at 30%.

2      2016 comprises nil cents per share (2015: nil cents per share, 2014: 10 cents per share) fully franked at 30%.

3      On 30 June 2016 the 2006 TPS were redeemed in full.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

2016 Westpac Group Annual Report	143

Statements of changes in equity for the years ended as at 30 September (continued)

Westpac Banking Corporation

Parent Entity $m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Convertible debentures (Note 32)	Total shareholders’ equity and other equity instruments
Balance at 1 October 2014	26,704	921	14,002	41,627	755	42,382
Net profit for the year	-	-	6,747	6,747	-	6,747
Net other comprehensive income for the year	-	(106)	275	169	-	169
Total comprehensive income for the year	-	(106)	7,022	6,916	-	6,916
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,762)	(5,762)	-	(5,762)
Dividend reinvestment plan	1,412	-	-	1,412	-	1,412
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Distributions on convertible debentures	-	-	(14)	(14)	-	(14)
Other equity movements
Share based payment arrangements	-	125	-	125	-	125
Exercise of employee share options and rights	16	-	-	16	-	16
Purchase of shares (net of issue costs)	(91)	-	-	(91)	-	(91)
(Acquisition)/Disposal of treasury shares	(69)	-	-	(69)	-	(69)
Total contributions and distributions	2,268	125	(5,776)	(3,383)	-	(3,383)
Balance at 30 September 2015	28,972	940	15,248	45,160	755	45,915
Net profit for the year	-	-	6,307	6,307	-	6,307
Net other comprehensive income for the year	-	(263)	(96)	(359)	-	(359)
Total comprehensive income for the year	-	(263)	6,211	5,948	-	5,948
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,129)	(6,129)	-	(6,129)
Dividend reinvestment plan	726	-	-	726	-	726
Share entitlement offer	3,510	-	-	3,510	-	3,510
Distributions on convertible debentures	-	-	(11)	(11)	-	(11)
Other equity movements
Share based payment arrangements	-	113	-	113	-	113
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(49)	-	-	(49)	-	(49)
(Acquisition)/Disposal of treasury shares	(61)	-	-	(61)	-	(61)
Other[2]	-	-	(8)	(8)	(755)	(763)
Total contributions and distributions	4,128	113	(6,148)	(1,907)	(755)	(2,662)
Balance at 30 September 2016	33,100	790	15,311	49,201	-	49,201

1           2016 comprises 2016 interim dividend 94 cents and 2015 final dividend 94 cents per share (2015: 2015 interim dividend 93 cents and 2014 final dividend 92 cents), all fully franked at 30%.

2           On 30 June 2016 the 2006 TPS were redeemed in full.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

144	2016 Westpac Group Annual Report

Financial statements

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2016	2015	2014	2016	2015
Cash flows from operating activities
Interest received		31,817	32,377	32,136	31,812	32,151
Interest paid		(16,721)	(18,319)	(18,743)	(19,221)	(20,803)
Dividends received excluding life business		43	12	11	960	1,519
Other non-interest income received		5,050	5,289	5,732	3,426	3,985
Operating expenses paid		(8,106)	(7,502)	(7,327)	(6,496)	(6,072)
Income tax paid excluding life business		(3,373)	(3,322)	(2,660)	(3,143)	(3,027)
Life business:
Receipts from policyholders and customers		1,893	1,921	1,694	-	-
Interest and other items of similar nature		30	33	48	-	-
Dividends received		348	328	297	-	-
Payments to policyholders and suppliers		(1,642)	(1,754)	(1,723)	-	-
Income tax paid		(96)	(104)	(123)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		9,243	8,959	9,342	7,338	7,753
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		6,755	21,538	1,724	6,706	22,668
Loans		(38,082)	(39,569)	(35,734)	(35,852)	(38,270)
Receivables due from other financial institutions		(896)	(1,000)	3,932	(128)	(2,108)
Life insurance assets and liabilities		(253)	(191)	(156)	-	-
Regulatory deposits with central banks overseas		(209)	497	126	(219)	511
Derivative financial instruments		(5,107)	11,730	(3,329)	(3,796)	11,497
Other assets		(476)	95	121	4	729
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		(4,488)	(10,027)	9,079	(4,861)	(9,945)
Deposits and other borrowings		38,771	8,526	34,229	33,508	6,548
Payables due to other financial institutions		(73)	(1,194)	9,419	459	(1,544)
Other liabilities		312	95	(382)	284	158
Net cash (used in)/provided by operating activities	41	5,497	(541)	28,371	3,443	(2,003)
Cash flows from investing activities
Proceeds from available-for-sale securities		18,779	8,471	6,768	14,357	4,993
Purchase of available-for-sale securities		(24,724)	(26,551)	(12,443)	(20,149)	(22,779)
Net (increase)/decrease in investments in controlled entities		-	-	-	(37)	102
Net movement in amounts due to/from controlled entities		-	-	-	888	3,288
Purchase of intangible assets		(707)	(630)	(664)	(625)	(582)
Purchase of property and equipment		(521)	(677)	(515)	(441)	(633)
Proceeds from disposal of property and equipment		32	24	17	17	5
Purchase of controlled entity, net of cash acquired	41	-	-	(7,744)	-	-
Proceeds from disposal of controlled entities, net of cash disposed	41	(104)	648	-	(104)	16
Net cash (used in)/provided by investing activities		(7,245)	(18,715)	(14,581)	(6,094)	(15,590)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		3,596	2,244	1,768	3,596	2,244
Redemption of loan capital		(1,444)	-	(385)	(1,444)	-
Net increase/(decrease) in debt issues		5,213	6,826	3,678	5,674	6,155
Proceeds from Share Entitlement Offer		3,510	-	-	3,510	-
Dividend reinvestment plan underwrite		-	1,000	-	-	1,000
Proceeds from exercise of employee options		2	16	49	2	16
Purchase of shares on exercise of employee options and rights		(24)	(73)	(113)	(24)	(73)
Shares purchased for delivery of employee share plan		(27)	(27)	(27)	(27)	(27)
Purchase of RSP treasury shares		(62)	(69)	(59)	(62)	(69)
Net sale/(purchase) of other treasury shares		(8)	(12)	8	1	-
Payment of dividends		(5,402)	(4,340)	(5,837)	(5,414)	(4,364)
Payment of distributions to non-controlling interests		(18)	(52)	(48)	-	-
Redemption of 2006 Trust Preferred Securities		(763)	-	-	(763)	-
Net cash provided by/(used in) financing activities		4,573	5,513	(966)	5,049	4,882
Net increase/(decrease) in cash and cash equivalents		2,825	(13,743)	12,824	2,398	(12,711)
Effect of exchange rate changes on cash and cash equivalents		(580)	2,753	1,237	(584)	2,683
Cash and cash equivalents as at the beginning of the year		14,770	25,760	11,699	13,372	23,400
Cash and cash equivalents as at the end of the year	41	17,015	14,770	25,760	15,186	13,372

The above cash flow statements should be read in conjunction with the accompanying notes.

2016 Westpac Group Annual Report	145

Notes to the financial statements

Note 1. Basis of preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2016 was authorised for issue by the Board of Directors on 7 November 2016. The Directors have the power to amend and reissue the financial report.

The principal accounting policies are set out below and in the relevant notes to the financial statements. The accounting policy for the recognition and derecognition of financial assets and financial liabilities precedes Note 10. These accounting policies provide details of the accounting treatments adopted for complex balances and where accounting standards provide policy choices. These policies have been consistently applied to all the years presented, unless otherwise stated.

a.                Basis of preparation

(i)               Basis of accounting

This financial report is a general purpose financial report prepared in accordance with:

▪                  the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended);

▪                  Australian Accounting Standards (AAS) and Interpretations as issued by the Australian Accounting Standards Board (AASB); and

▪                  the Corporations Act 2001.

Westpac Banking Corporation is a for-profit entity for the purposes of preparing this financial report.

The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations as issued by the IFRS Interpretations Committee (IFRIC). It also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission (US SEC).

All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated.

(ii)            Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale securities, and financial assets and liabilities (including derivative instruments) measured at fair value through income statement or in other comprehensive income.

(iii)         Comparative revisions

Comparative information has been revised where appropriate to conform to changes in presentation in the current year and to enhance comparability.

(iv)        Changes in accounting standards

No new accounting standards or amendments have been adopted for the year ended 30 September 2016.

(v)           Business combinations

Business combinations are accounted for using the acquisition method of accounting. Acquisition cost is measured as the aggregate of the fair value at the date of acquisition of the assets given, equity instruments issued or liabilities incurred or assumed. Acquisition-related costs are expensed as incurred (except for those costs arising on the issue of equity instruments which are recognised directly in equity).

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value on the acquisition date. Goodwill is measured as the excess of the acquisition cost, the amount of any non-controlling interest and the fair value of any previous Westpac equity interest in the acquiree, over the fair value of the identifiable net assets acquired.

(vi)        Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. The functional currency of offshore entities is usually the main currency of the economy it operates in.

Transactions and balances

Foreign currency transactions are translated into the functional currency of the relevant branch or subsidiary using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income for qualifying cash flow hedges and qualifying net investment hedges.

146	2016 Westpac Group Annual Report

Notes to the financial statements

Note 1. Basis of preparation (continued)

Foreign operations

Assets and liabilities of foreign branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the year. Other equity balances are translated at historical exchange rates. The resulting exchange differences are recognised in the foreign currency translation reserve and in other comprehensive income.

On consolidation, exchange differences arising from the translation of borrowings and other foreign currency instruments designated as hedges of the net investment in foreign operations are reflected in the foreign currency translation reserve and in other comprehensive income. When all or part of a foreign operation is disposed or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on disposal or repayment of borrowing.

b.                Critical accounting assumptions and estimates

Applying the Group’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

▪                  Note 7                                    Income tax

▪                  Note 14                             Provisions for impairment charges

▪                  Note 15                             Life insurance assets and life insurance liabilities

▪                  Note 23                             Fair values of financial assets and financial liabilities

▪                  Note 26                             Intangible assets

▪                  Note 28                             Provisions

▪                  Note 38                             Superannuation commitments

c.                Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). It includes a  forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting. Unless early adopted the standard is effective for the 30 September 2019 year end. Whilst it is not yet practical to reliably estimate the financial impact on the financial statements, the major changes under the standard are outlined below.

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses based on unbiased forward looking information, replacing the existing incurred loss model which only recognises impairment if there is objective evidence that a loss has been incurred. Key elements of the new impairment model are:

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

▪                  expected credit losses are probability-weighted amounts determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. This will involve a greater use of judgement than the existing impairment model; and

▪                  interest is calculated on the gross carrying amount of a financial asset, except where the asset is credit impaired.

Classification and measurement

AASB 9 replaces the classification and measurement model in AASB 139 with a new model that categorises financial assets based on a) the business model within which the assets are managed, and b) whether the contractual cash flows under the instrument solely represent the payment of principal and interest.  Financial assets will be measured at:

▪                  amortised cost where the business model is to hold the financial assets in order to collect contractual cash flows and those cash flows represent solely payments of principal and interest;

▪                  fair value through other comprehensive income where the business model is to both collect contractual cash flows and sell financial assets and the cash flows represent solely payments of principal and interest. Non-traded equity instruments can also be measured at fair value through other comprehensive income; or

2016 Westpac Group Annual Report	147

Note 1. Basis of preparation (continued)

▪                  fair value through profit or loss if they are held for trading or if the cash flows on the asset do not solely represent payments of principal and interest. An entity can also elect to measure a financial asset at fair value through profit or loss if it eliminates or reduces an accounting mismatch.

The accounting for financial liabilities is largely unchanged.

Hedging

AASB 9 will change hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional and current hedge accounting under AASB 139 can continue to be applied until the IASB completes its accounting for dynamic risk management project. The Group is yet to determine whether to apply the new hedge accounting model when AASB 9 is adopted.

The Group is in the process of assessing the full impact of the application of AASB 9. The financial impact on the financial statements has not yet been determined.

AASB 15 Revenue from Contracts with Customers (AASB 15) was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

AASB 16 Leasing was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The main changes under the standard are:

▪                  all operating leases of greater than 12 months duration will be required to be presented on balance sheet. The net present value of these leases will be recognised as an asset and a liability; and

▪                  all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the lease asset.

The impact of the standard will be determined by the level of operating lease commitments greater than 12 months duration at adoption and is not yet practicable to determine.

AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 was issued on 23 March 2016 and will be effective for the 30 September 2018 year end unless early adopted. Comparatives are not required on first application. The standard requires additional disclosures regarding both cash and non-cash changes in liabilities arising from financing activities. The standard is not expected to have a material impact on the Group.

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group.

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

▪      more effectively assess current year performance against prior years;

▪      compare performance across business divisions; and

▪      compare performance across peer companies.

Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

To determine cash earnings, three categories of adjustments are made to statutory results:

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

148	2016 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

Reportable operating segments

Westpac announced in June 2015 a new operating structure to better align the Group’s divisional structure to customer segments, up to 30 September 2015 the accounting and financial performance continued to be reported (both internally and externally) on the basis of the previous structure. The new operating structure has seen the Group’s Australian retail and business banking operations reorganised under two divisions, Consumer Bank and Business Bank. A key rationale for the change has been to improve accountability for the end-to-end customer experience while maintaining the Group’s unique portfolio of brands.

In 2015, Westpac also commenced the sale of certain Pacific island operations. In light of this change, Westpac Pacific is no longer reported under Group Businesses (previously called Other Divisions). Its results are now included under Westpac Institutional Bank consistent with its line of reporting.

Refer to Divisional performance in Section 2 for further details.

Comparatives have been restated to reflect the new organisational structure.

The operating segments are defined by the customers they service and the services they provide:

▪                  Consumer Bank (CB):

-     responsible for sale and service of banking and financial products and services;

-     customer base is consumer customers in Australia;

-     operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

▪                  Business Bank (BB):

-     responsible for sales and service of banking and financial products and services;

-     customer base is micro, SME and commercial business customers for facilities up to approximately $150 million;

-     operates under the Westpac, St.George, BankSA and Bank of Melbourne brands.

▪                  BT Financial Group (Australia) (BTFG):

-     Westpac’s Australian wealth management and insurance division;

-     services include the provision of funds management, insurance, financial advice, margin lending, private banking and broking services;

-     operates under the Advance, Ascalon Capital Managers, Asgard, Licensee Select, BT Select, and Securitor brands, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA brands;

-     includes the share of the Group’s interest in BT Investment Management (BTIM) which, following Westpac’s partial sale (see Note 35), has been equity accounted from July 2015.

▪                  Westpac Institutional Bank (WIB):

-     Westpac’s institutional financial services division delivering a broad range of financial products and services;

-     customer base includes commercial, corporate, institutional and government customers in Australia and New Zealand;

-     supports customers through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia;

-     also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea (PNG).

▪                  Westpac New Zealand:

-     responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

-     customer base includes consumers, business, institutional and government customers;

-     operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

2016 Westpac Group Annual Report	149

Note 2. Segment reporting (continued)

Group Businesses include:

-  Group items including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

-  Treasury is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, within set risk limits;

-  Group Technology1 which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

-  Core Support and enterprise services2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, and human resources.

Revisions to expense allocations and cost of funds transfer pricing

Consistent with Westpac’s objective of improving divisional accountability, in 2015 the Group has adjusted its expense allocation methodology and cost of funds transfer pricing, as outlined below.

Expense allocation

Internal expense allocation methodologies have been adjusted to increase the responsibility of the Group’s divisions for expenses that they control. This has seen changes to some cost allocations (particularly related to resource usage and investment) with a portion of Group costs (mostly relating to finance, HR and risk functions) retained in the Group Businesses division.

Cost of funds transfer pricing changes

Following implementation of the Liquidity Coverage Ratio and other changes to the management of the balance sheet, the Group has adjusted its cost of funds transfer pricing. The changes included:

▪                  improved allocation of liquidity costs to better reflect the funding mix and deposit quality of divisions; and

▪                  changes to the allocation of wholesale funding costs to divisions, including incorporating the credit costs associated with Tier 1 and Tier 2 capital instruments.

The net impact of expense and cost of funds transfer pricing changes has led to a smaller contribution from the Group Businesses division and WIB, and larger contributions from CB and BB.

The comparative restatements impact all divisional results but have no impact on the Group’s reported results or cash earnings.

The following tables present the segment results on a cash earnings basis:

[1] Costs are fully allocated to other divisions in the Group. [2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

150	2016 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

2016 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	7,171	3,959	498	1,562	1,588	570	15,348	(200)	15,148
Non-interest income	850	1,104	1,908	1,536	449	8	5,855	(18)	5,837
Net operating income before operating expenses and impairment charges	8,021	5,063	2,406	3,098	2,037	578	21,203	(218)	20,985
Operating expenses	(3,270)	(1,796)	(1,160)	(1,347)	(856)	(469)	(8,898)	(319)	(9,217)
Impairment charges	(492)	(410)	-	(177)	(54)	9	(1,124)	-	(1,124)
Profit before income tax	4,259	2,857	1,246	1,574	1,127	118	11,181	(537)	10,644
Income tax expense	(1,278)	(858)	(370)	(469)	(315)	(54)	(3,344)	160	(3,184)
Profit attributable to non-controlling interests	-	-	-	(7)	-	(8)	(15)	-	(15)
Cash earnings for the year	2,981	1,999	876	1,098	812	56	7,822	(377)	7,445
Net cash earnings adjustments	(116)	(10)	(32)	-	2	(221)	(377)
Net profit attributable to owners of Westpac Banking Corporation	2,865	1,989	844	1,098	814	(165)	7,445
Additional information
Depreciation, amortisation and impairments	(116)	(36)	(43)	(115)	(97)	(524)	(931)
Balance Sheet
Total assets[1]	351,528	156,804	38,217	110,416	82,071	100,166	839,202
Total liabilities	186,629	116,804	39,710	120,653	72,408	244,817	781,021
Additions of property and equipment and intangible assets	178	83	88	459	96	417	1,321

1           Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in BTIM of $718 million.

2015 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	6,396	3,767	445	1,638	1,552	441	14,239	28	14,267
Non-interest income	940	1,068	2,192	1,578	457	66	6,301	1,074	7,375
Net operating income before operating expenses and impairment charges	7,336	4,835	2,637	3,216	2,009	507	20,540	1,102	21,642
Operating expenses	(3,113)	(1,731)	(1,286)	(1,319)	(808)	(378)	(8,635)	(838)	(9,473)
Impairment charges	(478)	(273)	4	38	(44)	-	(753)	-	(753)
Profit before income tax	3,745	2,831	1,355	1,935	1,157	129	11,152	264	11,416
Income tax expense	(1,125)	(852)	(409)	(584)	(313)	9	(3,274)	(74)	(3,348)
Profit attributable to non-controlling interests	-	-	(32)	(8)	(3)	(15)	(58)	2	(56)
Cash earnings for the year	2,620	1,979	914	1,343	841	123	7,820	192	8,012
Net cash earnings adjustments	(116)	(10)	(23)	-	-	341	192
Net profit attributable to owners of Westpac Banking Corporation	2,504	1,969	891	1,343	841	464	8,012
Additional information
Depreciation, amortisation and impairments	(118)	(27)	(42)	(132)	(93)	(1,047)	(1,459)
Balance Sheet
Total assets[1]	328,566	149,346	35,813	127,316	71,538	99,577	812,156
Total liabilities	175,247	108,589	37,168	127,600	63,490	246,147	758,241
Additions of property and equipment and intangible assets	90	42	73	282	58	768	1,313

1           Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in BTIM of $756 million.

2016 Westpac Group Annual Report	151

Note 2. Segment reporting (continued)

2014 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	5,917	3,567	403	1,624	1,420	565	13,496	46	13,542
Non-interest income	934	1,022	2,257	1,626	438	47	6,324	71	6,395
Net operating income before operating expenses and impairment charges	6,851	4,589	2,660	3,250	1,858	612	19,820	117	19,937
Operating expenses	(3,007)	(1,653)	(1,305)	(1,202)	(756)	(323)	(8,246)	(301)	(8,547)
Impairment charges	(424)	(248)	2	126	(24)	(82)	(650)	-	(650)
Profit before income tax	3,420	2,688	1,357	2,174	1,078	207	10,924	(184)	10,740
Income tax expense	(1,028)	(807)	(408)	(646)	(296)	(45)	(3,230)	115	(3,115)
Profit attributable to non-controlling interests	-	-	(39)	(9)	(3)	(15)	(66)	2	(64)
Cash earnings for the year	2,392	1,881	910	1,519	779	147	7,628	(67)	7,561
Net cash earnings adjustments	(116)	(9)	(22)	-	-	80	(67)
Net profit attributable to owners of Westpac Banking Corporation	2,276	1,872	888	1,519	779	227	7,561
Additional information
Depreciation, amortisation and impairments	(91)	(25)	(45)	(93)	(80)	(469)	(803)
Balance Sheet
Total assets	308,537	141,253	31,803	122,190	65,874	101,185	770,842
Total liabilities	160,638	110,192	34,288	132,965	57,568	225,854	721,505
Additions of property and equipment and intangible assets	86	287	72	227	89	779	1,540

152	2016 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit

$m	2016	2015	2014
Cash earnings for the year	7,822	7,820	7,628
Cash earnings adjustments:
Partial sale of BTIM	-	665	-
Capitalised technology cost balances	-	(354)	-
Amortisation of intangible assets	(158)	(149)	(147)
Acquisition, transaction and integration expenses	(15)	(66)	(51)
Lloyds tax adjustments	-	64	-
Fair value gain/(loss) on economic hedges	(203)	33	105
Ineffective hedges	9	(1)	(46)
Treasury shares	(10)	(1)	(7)
Buyback of government guaranteed debt	-	1	42
Westpac Bicentennial Foundation grant	-	-	(70)
Prior year tax provisions	-	-	70
Bell litigation provision	-	-	54
Fair value amortisation of financial instruments	-	-	(17)
Total Cash earnings adjustments	(377)	192	(67)
Net profit attributable to owners of Westpac Banking Corporation	7,445	8,012	7,561

Further details of the above cash earnings adjustments, which are all net of tax, are provided in Divisional performance in Section 2.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2016		2015		2014
	$m	%	$m	%	$m	%
Revenue
Australia	32,868	87.3	33,991	85.7	32,880	85.1
New Zealand	4,158	11.0	4,937	12.4	4,738	12.3
Other[1]	633	1.7	742	1.9	1,025	2.6
Total	37,659	100.0	39,670	100.0	38,643	100.0
Non-current assets[2]
Australia	12,406	93.6	11,949	90.8	12,828	91.2
New Zealand	774	5.8	751	5.7	797	5.7
Other[1]	77	0.6	466	3.5	433	3.1
Total	13,257	100.0	13,166	100.0	14,058	100.0

1           Other included Pacific Islands, Asia, the Americas and Europe.

2           Non-current assets included property and equipment and intangible assets.

2016 Westpac Group Annual Report	153

Note 3. Net interest income

Accounting policy

Interest income and expense for all interest earning financial assets and interest bearing financial liabilities, detailed within the table below, are recognised using the effective interest rate method. Net income from treasury’s interest rate and liquidity management activities is included in net interest income.

The effective interest rate method calculates the amortised cost of a financial instrument by discounting the financial instrument’s estimated future cash receipts or payments to their present value and allocates the interest income or interest expense, including any fees, costs, premiums or discounts integral to the instrument, over its expected life.

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Interest income
Cash and balances with central banks	260	219	225	228	170
Receivables due from other financial institutions	100	87	84	64	50
Net ineffectiveness on qualifying hedges	12	(13)	(58)	8	(8)
Trading securities and financial assets designated at fair value	645	1,032	1,482	585	956
Available-for-sale securities	1,808	1,634	1,386	1,625	1,445
Loans	28,953	29,307	29,104	24,641	24,468
Regulatory deposits with central banks overseas	13	12	18	13	12
Due from subsidiaries	-	-	-	4,608	4,933
Other interest income	31	17	7	31	17
Total interest income	31,822	32,295	32,248	31,803	32,043
Interest expense
Payables due to other financial institutions	(345)	(304)	(300)	(344)	(304)
Deposits and other borrowings	(9,369)	(10,669)	(11,499)	(8,074)	(9,008)
Trading liabilities	(2,520)	(2,475)	(2,523)	(2,206)	(2,476)
Debt issues	(3,737)	(3,908)	(3,813)	(3,101)	(3,205)
Due to subsidiaries	-	-	-	(4,788)	(4,873)
Loan capital	(589)	(535)	(490)	(571)	(495)
Other interest expense	(114)	(137)	(81)	(98)	(141)
Total interest expense	(16,674)	(18,028)	(18,706)	(19,182)	(20,502)
Net interest income	15,148	14,267	13,542	12,621	11,541

Of the amounts noted in total interest income and total interest expense, the amounts related to financial instruments not measured at fair value through income statement were as follows:

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Interest income	30,941	31,276	30,824	30,986	31,095
Interest expense	13,101	14,363	14,996	15,993	16,923

154	2016 Westpac Group Annual Report

Notes to the financial statements

Note 4. Non-interest income

Accounting policy

Fees and commissions

Fees and commission income are recognised as follows:

▪      Facility fees are primarily earned for the provision of credit and other facilities to customers and are recognised as the services were provided;

▪      Transaction fees are earned for facilitating transactions and are recognised once the transaction is executed;

▪      Other non-risk fee income includes advisory and underwriting fees which are recognised when the related service is completed.

Income which forms an integral part of the effective interest rate of a financial instrument is recognised using the effective interest method and recorded in interest income (for example, loan origination fees).

Funds management income

Funds management fees earned for the ongoing management of customer funds and investments are recognised over the period of management.

Premium income

Premium income includes premiums earned for life insurance, life investment and general insurance products:

▪      Life insurance premiums with a regular due date are recognised as revenue on an accrual basis. Premiums with no due date are recognised on a cash received basis.

▪      Life investment premiums included a management fee component which is recognised as funds management income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and were treated as movements in life insurance policy liabilities.

▪      General insurance premium comprises amounts charged to policyholders, excluding taxes and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

Claims expense

▪      Life and general insurance contract claims are recognised as an expense when the liability is established.

▪      Claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

Trading income

▪      Realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 23). Those relating to foreign exchange related products are recognised in foreign exchange income, the remaining gains and losses are recognised in other trading products.

▪      Dividend income on the trading portfolio is recorded as part of trading income.

▪      Net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Dividend income

▪      Dividends on quoted shares are recognised on the ex-dividend date.

▪      Dividends on unquoted shares are recognised when the company’s right to receive payment is established.

2016 Westpac Group Annual Report	155

Note 4. Non-interest income (continued)

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015[3]
Fees and commissions
Facility fees	1,297	1,342	1,329	1,256	1,287
Transaction fees and commissions received	1,177	1,247	1,254	965	1,025
Other non-risk fee income	281	353	343	252	323
Transactions with subsidiaries	-	-	-	426	595
Total fees and commissions	2,755	2,942	2,926	2,899	3,230
Wealth management and insurance income
Life insurance and funds management net operating income	1,657	2,033	2,000	-	-
General insurance and lenders mortgage insurance net operating income	242	195	254	-	-
Total wealth management and insurance income	1,899	2,228	2,254	-	-
Trading income[1]
Foreign exchange income	760	708	530	713	622
Other trading products	364	256	487	299	275
Total trading income	1,124	964	1,017	1,012	897
Other income
Dividends received from subsidiaries	-	-	-	954	1,509
Dividends received from other entities	7	12	11	6	10
Net gain on disposal of assets	1	103	97	-	95
Net gain/(loss) on ineffective hedges	-	2	-	-	2
Net gain/(loss) on hedging overseas operations	(6)	(1)	12	(241)	(77)
Net gain/(loss) on derivatives held for risk management purposes[2]	(88)	(27)	(27)	(88)	(27)
Net gain/(loss) on financial instruments designated at fair value	(6)	(10)	(14)	-	11
Gain on disposal of controlled entities	1	1,041	-	1	-
Rental income on operating leases	109	54	32	74	30
Share of associates’ net profit	30	5	-	-	-
Other	11	62	87	-	42
Total other income	59	1,241	198	706	1,595
Total non-interest income	5,837	7,375	6,395	4,617	5,722
Wealth management and insurance income comprised
Funds management income	1,006	1,334	1,337	-	-
Life insurance premium income	1,114	1,002	881	-	-
Life insurance commissions, investment income and other income	386	530	639	-	-
Life insurance claims and changes in life insurance liabilities	(849)	(833)	(857)	-	-
General insurance and lenders mortgage insurance net premiums earned	455	453	426	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	70	30	22	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(283)	(288)	(194)	-	-
Total wealth management and insurance income	1,899	2,228	2,254	-	-

1      Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

2      Income from derivatives held for risk management purposes reflected the impact of economic hedges of foreign currency capital and earnings.

3      Comparatives have been revised for consistency.

156	2016 Westpac Group Annual Report

Notes to the financial statements

Note 5. Operating expenses

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Staff expenses
Employee remuneration, entitlements and on-costs	4,005	4,094	3,990	3,233	3,199
Superannuation expense[1]	369	362	336	304	294
Share-based payments	135	174	184	108	119
Restructuring costs	92	74	61	89	71
Total staff expenses	4,601	4,704	4,571	3,734	3,683
Occupancy expenses
Operating lease rentals	622	586	565	554	507
Depreciation of property and equipment	285	229	199	225	190
Other	125	139	140	105	113
Total occupancy expenses	1,032	954	904	884	810
Technology expenses
Amortisation and impairment of software assets[2]	571	1,051	493	503	927
Depreciation and impairment of IT equipment[2]	156	170	105	136	152
Technology services	672	575	541	518	432
Software maintenance and licences	277	221	199	235	181
Telecommunications	181	204	167	160	178
Data processing	72	67	69	70	65
Total technology expenses	1,929	2,288	1,574	1,622	1,935
Other expenses
Professional and processing services[3]	741	615	580	535	425
Amortisation and impairment of intangible assets and deferred expenditure	216	221	223	197	207
Postage and stationery	217	204	205	175	159
Advertising	156	150	159	110	117
Credit card loyalty programs	144	134	136	144	134
Westpac Bicentennial Foundation grant	-	-	100	-	-
Non-lending losses	81	74	(23)	74	64
(Reversal of impairment)/impairment on investments in subsidiaries	-	-	-	(4)	19
Other expenses	100	129	118	101	220
Total other expenses	1,655	1,527	1,498	1,332	1,345
Operating expenses	9,217	9,473	8,547	7,572	7,773

1      Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 38.

2       In 2015, the Group reviewed the depreciation method and useful lives of certain technology assets, resulting in increased depreciation, amortisation and impairment of $505 million which otherwise would have been recognised over the following 8 years. Refer to Note 26 for further details on Intangible assets.

3      Professional and processing services relates to services provided by external suppliers and includes costs associated with professional contractors, legal and audit services, consultants and costs associated with operations processing.

2016 Westpac Group Annual Report	157

Note 6. Impairment charges

Accounting policy

Impaired loans

A loan, or group of loans, is impaired when there is objective evidence that its principal or interest repayments may not be recoverable. An impairment charge is recognised when the financial impact of the non-recoverable loan can be reliably measured. At each balance sheet date, the Group assesses whether any loans are impaired, recognising an impairment charge if required.

Objective evidence of impairment could include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on a group of loans.

If a loan is impaired, the impairment charge is measured as the difference between the loan’s current carrying amount and the present value of its estimated future cash flows. The estimated future cash flows exclude any expected future credit losses which have not yet occurred and are discounted to their present value using the loan’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment is the current effective interest rate.

The impairment charge is recognised in the income statement with a corresponding reduction of the carrying value of the loan through an offsetting provision account (see Note 14).

In subsequent periods, objective evidence may indicate that an impairment charge should be reversed. Objective evidence could include a borrower’s credit rating or financial circumstances improving. The impairment charge is reversed in the income statement of that future period and the related provision for impairment is reduced.

Uncollectable loans

An impaired loan may become uncollectable in full or part if, after following the Group’s loan recovery procedures, the Group remains unable to collect that loan’s contractual repayments. Uncollectable loans are written off against their related provision for impairment, after all possible recoveries have been made.

The Group may subsequently be able to recover cash flows from loans written off. In the period which these recoveries are made, they are recognised in the income statement.

Critical accounting assumptions and estimates relating to impairment charges are included in Note 14.

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Individually assessed provisions raised	727	566	684	694	457
Write-backs	(210)	(297)	(433)	(188)	(274)
Recoveries	(137)	(131)	(106)	(94)	(82)
Collectively assessed provisions raised	744	615	505	510	521
Impairment charges	1,124	753	650	922	622

Refer to Note 14 for further details on Provisions for impairment charges.

158	2016 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax

Accounting policy

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in the statement of other comprehensive income.

Current tax is the tax payable for the year using enacted or substantively enacted tax rates and laws for each jurisdiction. Current tax also includes adjustments to tax payable for previous years.

Deferred tax accounts for temporary differences between the carrying amounts of assets and liabilities in the financial statements and their values for taxation purposes.

Deferred tax is determined using the enacted or substantively enacted tax rates and laws for each jurisdiction which are expected to apply when the assets will be realised or the liabilities settled.

Deferred tax assets and liabilities have been offset where they relate to the same taxation authority, the same taxable entity or group, and where there is a legal right and intention to settle on a net basis.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available to utilise the assets.

Deferred tax is not recognised for the following temporary differences:

▪ the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting nor taxable profit or loss;

▪ the initial recognition of goodwill in a business combination;

▪ retained earnings in subsidiaries which the Parent Entity does not intend to distribute for the foreseeable future.

The Parent Entity is the head entity of a tax consolidated group with its wholly owned, Australian subsidiaries. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities in the case of a default by the Parent Entity.

Tax expense and income deferred tax balances arising from temporary differences are recognised using a ‘group allocation basis’. As head entity, the Parent Entity recognises all current tax balances and deferred tax assets arising from unused tax losses and relevant tax credits for the tax-consolidated group. The Parent Entity fully compensates/is compensated by the other members for these balances.

Critical accounting assumptions and estimates

The Group operates in multiple tax jurisdictions and significant judgement is required in determining the worldwide current tax liability. There are many transactions with uncertain tax outcomes and provisions are held to reflect these tax uncertainties.

2016 Westpac Group Annual Report	159

Note 7. Income tax (continued)

Income tax expense

The income tax expense for the year reconciles to the profit before income tax as follows:

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Profit before income tax	10,644	11,416	10,740	8,744	8,868
Tax at the Australian company tax rate of 30%	3,193	3,425	3,222	2,623	2,660
The effect of amounts which are not deductible (assessable) in calculating taxable income
Hybrid capital distributions	50	46	36	50	46
Life insurance:
Tax adjustment on policyholder earnings	(2)	-	3	-	-
Adjustment for life business tax rates	-	(4)	(4)	1	1
Dividend adjustments	(4)	11	7	(286)	(453)
Other non-assessable items	(10)	(52)	(22)	(5)	(23)
Other non-deductible items	35	25	46	27	19
Adjustment for overseas tax rates	(26)	(27)	(21)	(4)	3
Income tax (over)/under provided in prior years	(65)	(88)	(14)	(65)	(76)
Other items[1]	13	12	(138)	96	(56)
Total income tax expense	3,184	3,348	3,115	2,437	2,121
Income tax analysis
Income tax expense comprises:
Current income tax	3,351	3,347	2,704	2,540	2,329
Movement in deferred tax	(102)	89	425	(38)	(132)
Income tax (over)/under provision in prior years	(65)	(88)	(14)	(65)	(76)
Total income tax expense	3,184	3,348	3,115	2,437	2,121
Total Australia	2,835	2,964	2,694	2,426	2,117
Total Overseas	349	384	421	11	4
Total income tax expense	3,184	3,348	3,115	2,437	2,121

1           2014 includes the release of provisions no longer required following the finalisation of prior year taxation matters.

The effective tax rate was 29.9% in 2016 (2015: 29.3%, 2014: 29.0%).

160	2016 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Amounts recognised in the income statements
Provisions for impairment charges on loans	983	906	793	726
Provision for long service leave, annual leave and other employee benefits	300	299	272	274
Financial instruments	49	269	8	221
Property and equipment	234	235	220	222
Other provisions	173	182	163	164
Other liabilities	356	334	356	326
Total amounts recognised in the income statements	2,095	2,225	1,812	1,933
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(1)	12	(1)	18
Defined benefit deficit	82	62	79	61
Total amounts recognised directly in other comprehensive income	81	74	78	79
Gross deferred tax assets	2,176	2,299	1,890	2,012
Set-off of deferred tax assets and deferred tax liabilities	(624)	(922)	(300)	(549)
Net deferred tax assets	1,552	1,377	1,590	1,463
Movements
Opening balance	1,377	1,397	1,463	1,322
Recognised in the income statements	792	886	428	689
Recognised in other comprehensive income	7	16	(1)	1
Set-off of deferred tax assets and deferred tax liabilities	(624)	(922)	(300)	(549)
Closing balance	1,552	1,377	1,590	1,463

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Amounts recognised in the income statements
Financial instruments	42	249	2	204
Finance lease transactions	134	142	78	41
Property and equipment	181	112	183	116
Life insurance assets	79	73	-	-
Other assets	293	385	71	132
Total amounts recognised in the income statements	729	961	334	493
Amounts recognised directly in other comprehensive income
Cash flow hedges	(69)	16	(34)	56
Gross deferred tax liabilities	660	977	300	549
Set-off of deferred tax assets and deferred tax liabilities	(624)	(922)	(300)	(549)
Net deferred tax liabilities	36	55	-	-
Movements
Opening balance	55	55	-	-
Recognised in the income statements	690	975	390	557
Recognised in other comprehensive income	(85)	(53)	(90)	(8)
Set-off of deferred tax assets and deferred tax liabilities	(624)	(922)	(300)	(549)
Closing balance	36	55	-	-

2016 Westpac Group Annual Report	161

Note 7. Income tax (continued)

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The values shown are the gross balances and not tax effected. The tax effected balances would be approximately 30% of the values shown.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Unrecognised deferred tax asset
Tax losses on revenue account	204	80	180	72
Unrecognised deferred tax liability
Gross retained earnings of subsidiaries which the Parent Entity does not intend to distribute in the foreseeable future	51	49	-	-

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders, by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic earnings per share by assuming all dilutive potential ordinary shares (share based payments – Note 37 and convertible loan capital – Note 20) are converted.

Consolidated	2016		2015		2014
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	7,445	7,445	8,012	8,012	7,561	7,561
Adjustment for RSP dividends[1]	(5)	-	(6)	-	(10)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	222	-	184	-	165
Adjusted net profit attributable to shareholders	7,440	7,667	8,006	8,196	7,551	7,726
Weighted average number of ordinary shares (millions)[3]
Weighted average number of ordinary shares on issue	3,322	3,322	3,150	3,150	3,125	3,125
Treasury shares (including RSP share rights)	(9)	(9)	(10)	(10)	(11)	(11)
Adjustment for potential dilution:
Share-based payments	-	4	-	6	-	9
Convertible loan capital[2]	-	203	-	157	-	130
Adjusted weighted average number of ordinary shares	3,313	3,520	3,140	3,303	3,114	3,253
Earnings per ordinary share (cents)[3]	224.6	217.8	255.0	248.2	242.5	237.6

1           RSP share rights are explained in Note 37. Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders.

2           The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future (see Note 20 for further details). These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted.

3           Comparative information has been restated to incorporate the bonus element of the share entitlement offer in the weighted average number of ordinary shares.

162	2016 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

Consolidated	2016			2015			2014
	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %	Average Balance $m	Interest Income $m	Average Rate %
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	9,616	84	0.9	2,542	63	2.5	2,433	60	2.5
New Zealand	449	6	1.3	359	6	1.7	294	5	1.7
Overseas	1,292	10	0.8	7,005	18	0.3	5,151	19	0.4
Trading securities and financial assets designated at fair value:
Australia	18,632	481	2.6	28,077	822	2.9	32,877	1,226	3.7
New Zealand	4,105	118	2.9	3,812	138	3.6	4,358	132	3.0
Overseas	3,339	46	1.4	4,772	72	1.5	10,134	124	1.2
Available-for-sale securities:
Australia	48,151	1,581	3.3	36,974	1,422	3.8	27,222	1,230	4.5
New Zealand	3,193	141	4.4	2,886	130	4.5	2,384	107	4.5
Overseas	2,710	86	3.2	2,040	82	4.0	1,351	49	3.6
Regulatory deposits:
Other overseas	1,197	13	1.1	1,147	12	1.0	1,369	18	1.3
Loans and other receivables[1]:
Australia	532,172	25,162	4.7	502,474	25,280	5.0	474,570	25,498	5.4
New Zealand	68,370	3,617	5.3	63,349	3,818	6.0	59,240	3,449	5.8
Overseas	28,617	477	1.7	28,377	432	1.5	25,979	331	1.3
Total interest earning assets and interest income	721,843	31,822	4.4	683,814	32,295	4.7	647,362	32,248	5.0
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,431			1,970			1,513
Derivative financial instruments	48,666			49,400			28,866
Life insurance assets	12,702			11,590			13,687
All other assets[2]	57,913			51,929			45,696
Total non-interest earning assets	121,712			114,889			89,762
Total assets	843,555			798,703			737,124

1      Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

2      Includes property and equipment, intangibles, deferred tax, non-interest bearing loans relating to mortgage offset accounts and other assets.

2016 Westpac Group Annual Report	163

Note 9. Average balance sheet and interest rates (continued)

Consolidated	2016			2015			2014
	Average Balance $m	Interest Expense $m	Average Rate %	Average Balance $m	Interest Expense $m	Average Rate %	Average Balance $m	Interest Expense $m	Average Rate %
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	16,570	301	1.8	11,839	247	2.1	10,253	250	2.4
New Zealand	567	10	1.8	584	14	2.4	547	11	2.0
Overseas	2,811	34	1.2	5,417	43	0.8	4,767	39	0.8
Deposits and other borrowings:
Australia	376,115	7,801	2.1	357,199	8,815	2.5	342,385	9,850	2.9
New Zealand	48,251	1,280	2.7	45,555	1,643	3.6	42,444	1,453	3.4
Overseas	29,336	288	1.0	30,760	211	0.7	29,347	196	0.7
Loan capital:
Australia	12,150	513	4.2	10,888	492	4.5	8,729	424	4.9
Overseas	1,687	76	4.5	753	43	5.7	1,358	66	4.9
Other interest bearing liabilities[1]:
Australia	164,871	5,574	3.4	164,075	5,856	3.6	151,742	5,824	3.8
New Zealand	14,067	787	5.6	12,842	661	5.1	12,364	552	4.5
Overseas	851	10	1.2	716	3	0.4	2,617	41	1.6
Total interest bearing liabilities and interest expense	667,276	16,674	2.5	640,628	18,028	2.8	606,553	18,706	3.1
Non-interest bearing liabilities
Deposits and payables due to other financial institutions:
Australia	36,594			29,948			23,826
New Zealand	4,105			3,531			3,169
Overseas	1,023			1,061			812
Derivative financial instruments	55,956			51,808			31,172
Life insurance policy liabilities	10,985			10,035			12,359
All other liabilities[2]	11,145			11,477			11,894
Total non-interest bearing liabilities	119,808			107,860			83,232
Total liabilities	787,084			748,488			689,785
Shareholders’ equity	55,896			49,361			46,477
Non-controlling interests	575			854			862
Total equity	56,471			50,215			47,339
Total liabilities and equity	843,555			798,703			737,124

1               Include net impact of Treasury balance sheet management activities.

2               Include other liabilities, provisions, current and deferred tax liabilities.

164	2016 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The table below allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities.

Calculation of variances

▪                  Volume changes are determined based on the movements in average asset and liability balances.

▪                  Interest rate changes are determined based on the change in interest rate associated with those assets and liabilities.

Where variances arise due to a combination of volume and interest rate changes, the absolute dollar value of each change is allocated in proportion to their impact on the total change.

Consolidated	2016			2015
	Change Due to			Change Due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Receivables due from other financial institutions:
Australia	175	(154)	21	3	-	3
New Zealand	2	(2)	-	1	-	1
Overseas	(15)	7	(8)	7	(8)	(1)
Trading securities and financial assets designated at fair value:
Australia	(277)	(64)	(341)	(179)	(225)	(404)
New Zealand	11	(31)	(20)	(17)	23	6
Overseas	(22)	(4)	(26)	(66)	14	(52)
Available-for-sale securities:
Australia	430	(271)	159	441	(249)	192
New Zealand	14	(3)	11	23	-	23
Overseas	27	(23)	4	25	8	33
Regulatory deposits:
Overseas	1	-	1	(3)	(3)	(6)
Loans and other receivables:
Australia	1,494	(1,612)	(118)	1,499	(1,717)	(218)
New Zealand	303	(504)	(201)	239	130	369
Overseas	4	41	45	31	70	101
Total change in interest income	2,147	(2,620)	(473)	2,004	(1,957)	47
Interest bearing liabilities
Payables due to other financial institutions:
Australia	99	(45)	54	39	(42)	(3)
New Zealand	-	(4)	(4)	1	2	3
Overseas	(21)	12	(9)	5	(1)	4
Deposits and other borrowings:
Australia	467	(1,481)	(1,014)	426	(1,461)	(1,035)
New Zealand	97	(460)	(363)	106	84	190
Overseas	(10)	87	77	9	6	15
Loan capital:
Australia	57	(36)	21	105	(37)	68
Overseas	53	(20)	33	(29)	6	(23)
Other interest bearing liabilities:
Australia	28	(310)	(282)	473	(441)	32
New Zealand	63	63	126	21	88	109
Overseas	1	6	7	(30)	(8)	(38)
Total change in interest expense	834	(2,188)	(1,354)	1,126	(1,804)	(678)
Change in net interest income:
Australia	1,171	(229)	942	721	(210)	511
New Zealand	170	(139)	31	118	(21)	97
Overseas	(28)	(64)	(92)	39	78	117
Total change in net interest income	1,313	(432)	881	878	(153)	725

2016 Westpac Group Annual Report	165

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Accounting policy

Recognition

Purchases and sales of financial assets, except for loans and receivables, are recognised on trade-date; the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised on settlement date, when cash is advanced to the borrowers.

Financial liabilities are recognised when an obligation arises.

Classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through income statement, derivative financial instruments, loans and receivables and available-for-sale securities. The Group has not classified any of its financial assets as held-to-maturity investments.

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

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the asset have expired, or when the Group has either transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full under a ‘pass through’ arrangement and transferred substantially all the risks and rewards of ownership.

There may be situations where the Group has partially transferred the risks and rewards of ownership but has neither transferred nor retained substantially all the risks and rewards of ownership. In such situations, the asset continues to be recognised on the balance sheet to the extent of the Group’s continuing involvement in the asset.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with the difference in the respective carrying amounts recognised in the income statement.

Note 10. Receivables due from other financial institutions

Accounting policy

Receivables due from other financial institutions are recognised initially at fair value and subsequently at amortised cost using the effective interest rate method.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Conduit assets[1]	936	823	-	-
Cash collateral	7,128	7,602	6,441	7,586
Interbank lending	1,887	1,158	1,884	1,155
Total receivables due from other financial institutions	9,951	9,583	8,325	8,741

1           Further information on conduit assets is disclosed in Note 25. Conduit assets are only available to meet associated conduit liabilities disclosed in
Note 19.

166	2016 Westpac Group Annual Report

Notes to the financial statements

Note 11. Trading securities and financial assets designated at fair value

Accounting policy

Trading securities

Trading securities include actively traded debt (government and other) and equity instruments and those acquired for sale in the near term.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. Securities lent remain on the Group’s balance sheet and securities borrowed are not reflected on the Group’s balance sheet, as the risk and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable in “Other assets” or as a borrowing in “Other liabilities” respectively.

Gains and losses on trading securities are recognised in the income statement. Interest received from government and other debt securities is recognised in net interest income (Note 3) and dividends on equity securities are recognised in non-interest income (Note 4).

Securities purchased under agreements to resell (‘reverse repos’)

Securities purchased under agreements to resell are not recognised on the balance sheet as Westpac has not obtained the risks and rewards of ownership. The cash consideration paid is recognised as an asset. Reverse repos which are part of a trading portfolio are designated at fair value. Gains and losses on these financial assets are recognised in non-interest income. Interest received under these agreements is recognised in interest income.

Other financial assets designated at fair value

Other financial assets designated at fair value either: contain an embedded derivative, are managed on a fair value basis, or are held at fair value to reduce or eliminate an accounting mismatch. Gains and losses on these financial assets are recognised as non-interest income. Interest received from these other financial assets is recognised in interest income.

A portfolio of fixed rate bills designated at fair value to reduce an accounting mismatch have, due to their nature, been presented in loans (refer Note 13).

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Trading securities	15,288	20,170	36,881	13,258	18,272
Securities purchased under agreement to resell	3,260	3,982	6,275	3,260	3,982
Other financial assets designated at fair value	2,620	3,302	2,753	2,044	2,642
Total trading securities and financial assets designated at fair value	21,168	27,454	45,909	18,562	24,896

Trading securities included the following:

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Government and semi-government securities	9,267	12,545	25,275	8,601	11,937
Other debt securities	5,960	7,555	11,519	4,596	6,265
Equity securities	7	20	44	7	20
Other	54	50	43	54	50
Total trading securities	15,288	20,170	36,881	13,258	18,272

Other financial assets designated at fair value included:

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Other debt securities	2,319	2,900	2,447	1,989	2,531
Equity securities	301	402	306	55	111
Total other financial assets designated at fair value	2,620	3,302	2,753	2,044	2,642

2016 Westpac Group Annual Report	167

Note 12. Available-for-sale securities

Accounting policy

Available-for-sale debt (government and other) and equity securities are held at fair value with gains and losses recognised in other comprehensive income except for the following amounts recognised in the income statement:

▪ Interest on debt securities;

▪ Dividends on equity securities; and

▪ Impairment charges.

The cumulative gain or loss recognised in other comprehensive income is subsequently recognised in the income statement when the instrument is disposed.

At each reporting date, the Group assesses whether any available-for-sale securities are impaired. Impairment exists if one or more events have occurred which have a negative impact on the security’s estimated cash flows.

For debt instruments, evidence of impairment includes significant financial difficulties or adverse changes in the payment status of an issuer.

For equity securities, a significant or prolonged decline in the fair value of the security below its cost is considered evidence of impairment.

If impairment exists, the cumulative loss is removed from other comprehensive income and recognised in the income statement. Any subsequent reversals of impairment on debt securities are also recognised in the income statement. Subsequent reversal of impairment charges on equity instruments is not recognised in the income statement until the instrument is disposed.

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Available-for-sale securities
Government and semi-government securities	46,255	41,112	22,573	43,286	38,182
Other debt securities	14,323	13,672	13,241	12,831	12,133
Equity securities[1]	87	49	210	44	29
Total available-for-sale securities	60,665	54,833	36,024	56,161	50,344

1           Certain equity securities are measured at cost because their fair value cannot be reliably measured (there is no active market and quoted prices are not available) 2016: $59 million (2015: $33 million, 2014: $16 million).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2016. There are no tax-exempt securities.

	Within 1 Year		Over 1 Year to 5 Years		Over 5 Years to 10 Years		Over 10 Years		No Specific Maturity		Total	Weighted Average
2016	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Government and semi-government securities	11,344	2.8%	22,972	3.6%	11,939	3.2%	-	-	-	-	46,255	3.3%
Other debt securities	2,153	2.7%	11,663	3.1%	507	2.9%	-	-	-	-	14,323	3.0%
Equity securities	-	-	-	-	-	-	-	-	87	-	87	-
Total by maturity	13,497		34,635		12,446		-		87		60,665

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Included in available-for-sale securities (above) and trading securities and financial assets designated at fair value (Note 11) are:

▪                  US Government treasury notes of $8,593 million (2015: $8,473 million, 2014: $4,559 million); and

▪                  Total holdings of debt securities from the following entities, where the aggregate book value exceeds 10% of equity attributable to Westpac’s owners:

-                    Queensland Treasury Corporation of $13,178 million;

-                    NSW Treasury Corporation of $9,731 million; and

-                    Western Australia Treasury Corporation of $6,032 million.

168	2016 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans

Accounting policy

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs. Except for a portfolio of fixed rate bills (see below), loans are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provisions for impairment.

Loan products that have both mortgage and deposit facilities are presented gross on the balance sheet, segregating the asset and liability component, because they do not meet the criteria to be offset. Interest earned on these products is presented on a net basis in the income statement as this reflects how the customer is charged.

Finance leases, where the Group acts as lessor, are also included within loans. These are leases where substantially all the risks and rewards of the leased asset have been transferred to the lessee. Finance income is recognised on a basis reflecting a constant rate of return on the net investment in the finance lease. The net investment of a finance lease is the present value of future cash flows on the lease. Gross future cash flows are discounted using the interest rate implicit in the lease to determine their present value.

The loan portfolio is disaggregated by location of booking office and product type, as follows:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Australia
Housing	404,190	375,848	404,173	375,826
Personal (loans and cards)	22,825	22,234	19,199	16,321
Business	150,209	145,481	144,562	138,478
Margin lending	1,912	1,980	1,912	1,987
Other	108	112	108	112
Total Australia	579,244	545,655	569,954	532,724
New Zealand
Housing	43,035	38,351	-	-
Personal (loans and cards)	1,865	1,800	-	-
Business	27,499	23,485	336	328
Other	96	93	-	-
Total New Zealand	72,495	63,729	336	328
Other overseas
Trade finance	2,358	5,639	2,354	5,639
Other	11,159	11,321	9,805	9,857
Total other overseas	13,517	16,960	12,159	15,496
Total loans	665,256	626,344	582,449	548,548
Provisions for impairment charges on loans (refer to Note 14)	(3,330)	(3,028)	(2,710)	(2,473)
Total net loans[1]	661,926	623,316	579,739	546,075

1               Included in net loans was $5,562 million (2015: $7,076 million) of fixed rate bills designated at fair value to reduce an accounting mismatch. The change in fair value of fixed rate bills attributable to credit risk recognised during the year was $12 million (2015: $21 million) for both the Group and Parent Entity. The cumulative change in fair value of the fixed rate bills attributable to credit risk was a decrease of $29 million (2015: $41 million decrease) for both the Group and Parent Entity.

2016 Westpac Group Annual Report	169

Note 13. Loans (continued)

Loans included the following finance lease receivables:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Gross investment in finance leases, receivable:
Due within one year	745	743	409	388
Due after one year but not later than five years	4,342	4,668	2,707	2,228
Due after five years	289	419	187	303
Unearned future finance income on finance leases	(718)	(804)	(455)	(315)
Net investment in finance leases	4,658	5,026	2,848	2,604
Accumulated allowance for uncollectable minimum lease payments	(7)	(10)	(3)	(7)
Net investment in finance leases after accumulated allowance	4,651	5,016	2,845	2,597
The net investment in finance leases may be analysed as follows:
Due within one year	717	713	393	375
Due after one year but not later than five years	3,724	4,000	2,308	1,991
Due after five years	217	313	147	238
Total net investment in finance leases	4,658	5,026	2,848	2,604

170	2016 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

The following table shows loans presented based on their industry classification:

Consolidated
$m	2016	2015	2014	2013	2012
Australia
Accommodation, cafes and restaurants	7,750	7,690	7,447	7,108	7,106
Agriculture, forestry and fishing	8,006	7,741	7,224	7,304	7,549
Construction	6,290	6,114	6,416	6,049	6,313
Finance and insurance	17,526	16,054	14,644	13,259	13,101
Government, administration and defence	1,410	794	784	881	930
Manufacturing	9,328	9,538	9,269	9,415	10,663
Mining	3,699	4,441	3,293	2,339	1,836
Property, property services and business services	61,167	59,337	55,150	49,030	47,184
Services	13,347	11,756	10,874	9,715	9,467
Trade	16,626	16,038	15,616	14,619	15,868
Transport and storage	9,065	10,002	9,330	8,868	9,351
Utilities	4,026	3,549	3,272	3,002	3,239
Retail lending	418,729	390,592	365,822	340,139	328,109
Other	2,275	2,009	2,114	2,416	2,298
Total Australia	579,244	545,655	511,255	474,144	463,014
New Zealand
Accommodation, cafes and restaurants	610	541	435	455	438
Agriculture, forestry and fishing	8,027	7,370	6,473	6,130	5,277
Construction	1,203	1,200	1,064	1,195	1,148
Finance and insurance	3,286	2,346	1,874	1,714	1,680
Government, administration and defence	171	302	354	608	525
Manufacturing	2,747	2,554	2,205	2,066	1,895
Mining	295	425	502	478	390
Property, property services and business services	14,468	13,131	12,018	10,863	9,248
Services	2,524	2,321	2,073	2,479	2,101
Trade	3,558	3,263	2,879	2,824	2,645
Transport and storage	1,490	1,340	1,041	1,088	1,038
Utilities	1,671	1,098	1,063	1,177	1,051
Retail lending	32,182	27,838	26,351	24,463	20,778
Other	263	-	138	45	31
Total New Zealand	72,495	63,729	58,470	55,585	48,245
Overseas
Accommodation, cafes and restaurants	118	111	127	130	156
Agriculture, forestry and fishing	12	568	465	376	68
Construction	53	247	120	172	72
Finance and insurance	2,767	4,297	2,006	1,246	726
Government, administration and defence	4	130	35	31	8
Manufacturing	2,619	3,848	2,886	2,418	1,787
Mining	535	778	1,617	857	250
Property, property services and business services	1,099	812	492	362	372
Services	99	182	242	172	73
Trade	3,463	2,898	3,248	2,611	1,766
Transport and storage	1,186	1,099	689	440	551
Utilities	442	722	701	299	161
Retail lending	1,120	1,191	1,111	900	988
Other	-	77	52	63	42
Total overseas	13,517	16,960	13,791	10,077	7,020
Total loans	665,256	626,344	583,516	539,806	518,279
Provisions for impairment charges on loans	(3,330)	(3,028)	(3,173)	(3,642)	(3,834)
Total net loans	661,926	623,316	580,343	536,164	514,445

2016 Westpac Group Annual Report	171

Note 13. Loans (continued)

Parent Entity
$m	2016	2015
Australia
Accommodation, cafes and restaurants	7,633	7,539
Agriculture, forestry and fishing	7,826	7,503
Construction	5,490	5,115
Finance and insurance	17,412	15,906
Government, administration and defence	1,345	737
Manufacturing	8,954	9,084
Mining	3,606	4,289
Property, property services and business services	59,728	57,556
Services	12,640	11,067
Trade	16,103	15,372
Transport and storage	8,505	9,308
Utilities	3,994	3,511
Retail lending	414,631	384,399
Other	2,087	1,338
Total Australia	569,954	532,724
New Zealand
Accommodation, cafes and restaurants	-	-
Agriculture, forestry and fishing	2	2
Construction	6	5
Finance and insurance	-	-
Government, administration and defence	-	1
Manufacturing	102	90
Mining	-	-
Property, property services and business services	7	7
Services	4	3
Trade	215	218
Transport and storage	-	2
Utilities	-	-
Retail lending	-	-
Other	-	-
Total New Zealand	336	328
Other overseas
Accommodation, cafes and restaurants	100	93
Agriculture, forestry and fishing	11	567
Construction	41	204
Finance and insurance	2,762	4,251
Government, administration and defence	152	130
Manufacturing	2,462	3,817
Mining	535	777
Property, property services and business services	851	584
Services	164	144
Trade	3,142	2,752
Transport and storage	953	783
Utilities	430	702
Retail lending	556	617
Other	-	75
Total other overseas	12,159	15,496
Total loans	582,449	548,548
Provisions for impairment charges on loans	(2,710)	(2,473)
Total net loans	579,739	546,075

172	2016 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2016:

Consolidated 2016
$m	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
Loans by type of customer in Australia[1]
Accommodation, cafes and restaurants	2,500	4,691	559	7,750
Agriculture, forestry and fishing	2,906	4,307	793	8,006
Construction	1,442	3,806	1,042	6,290
Finance and insurance	7,172	5,750	4,604	17,526
Government, administration and defence	136	717	557	1,410
Manufacturing	3,120	4,791	1,417	9,328
Mining	652	1,538	1,509	3,699
Property, property services and business services	20,294	32,012	8,861	61,167
Services	2,276	8,648	2,423	13,347
Trade	6,232	8,562	1,832	16,626
Transport and storage	1,436	5,623	2,006	9,065
Utilities	268	2,855	903	4,026
Retail lending	17,849	42,923	357,957	418,729
Other	1,326	826	123	2,275
Total Australia	67,609	127,049	384,586	579,244
Total overseas	22,994	18,215	44,803	86,012
Total loans	90,603	145,264	429,389	665,256

1           Some mortgage lending to customers with business banking relationships is included in loans over 5 years categorised by the industry of the associated business.

Consolidated	2016			2015
$m	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	419,728	91,907	511,635	394,307	87,759	482,066
By offices overseas	19,005	44,013	63,018	18,641	38,037	56,678
Total loans maturing after one year	438,733	135,920	574,653	412,948	125,796	538,744

2016 Westpac Group Annual Report	173

Note 14. Provisions for impairment charges

Accounting policy

The Group recognises two types of impairment provisions for its loans, being provisions for loans which are:

▪      individually assessed to be impaired; and

▪      collectively assessed to be impaired.

Note 6 explains how impairment charges are determined.

The Group assesses impairment as follows:

▪      individually for loans that exceed specified thresholds. Where the loans are assessed as impaired, individually assessed provisions will be recognised; and

▪      if an individually assessed loan is not impaired, it is then included in a group of loans with similar risk characteristics and, along with those loans below the specified thresholds noted above, collectively assessed for impairment. If there is objective evidence that the group of loans is collectively impaired, collectively assessed provisions will be recognised.

Critical accounting assumptions and estimates

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce differences between impairment provisions and actual loss experience.

Individual component

Key judgements include the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

Judgements can change with time as new information becomes available or as loan recovery strategies evolve, which may result in revisions to the impairment provision.

Collective component

Key judgements include estimated loss rates and their related emergence periods. The emergence period for each loan type is determined through studies of loss emergence patterns. Loan files are reviewed to identify the average time period between observable loss indicator events and the loss becoming identifiable.

Actual credit losses may differ materially from reported loan impairment provisions due to uncertainties including interest rates and their effect on consumer spending, unemployment levels, payment behaviour and bankruptcy rates.

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Individually assessed provisions
Opening balance	669	867	1,364	543	719
Provisions raised	727	566	684	694	457
Write-backs	(210)	(297)	(433)	(188)	(274)
Write-offs	(287)	(445)	(706)	(267)	(338)
Interest adjustment	(13)	(22)	(34)	(13)	(24)
Other adjustments	(17)	-	(8)	(17)	3
Closing balance	869	669	867	752	543
Collectively assessed provisions
Opening balance	2,663	2,614	2,585	2,203	2,148
Provisions raised	744	615	505	510	521
Write-offs	(902)	(793)	(702)	(682)	(627)
Interest adjustment	193	190	189	156	156
Other adjustments	35	37	37	11	5
Closing balance	2,733	2,663	2,614	2,198	2,203
Total provisions for impairment charges on loans and credit commitments	3,602	3,332	3,481	2,950	2,746
Less provisions for credit commitments (refer to Note 28)	(272)	(304)	(308)	(240)	(273)
Total provisions for impairment charges on loans	3,330	3,028	3,173	2,710	2,473

174	2016 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

Consolidated	2016		2015		2014		2013		2012
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	39	1.1	38	1.1	47	1.4	59	1.5	53	1.2
Agriculture, forestry and fishing	21	0.6	23	0.7	47	1.4	80	2.0	46	1.1
Construction	23	0.6	20	0.6	61	1.8	66	1.7	73	1.7
Finance and insurance	15	0.4	23	0.7	24	0.7	24	0.6	38	0.9
Manufacturing	120	3.4	41	1.2	36	1.0	108	2.7	116	2.7
Mining	41	1.1	11	0.3	15	0.4	4	0.1	2	0.1
Property, property services and business services	340	9.5	224	6.8	283	8.1	428	10.9	518	12.2
Services	16	0.4	20	0.6	32	0.9	48	1.2	121	2.9
Trade	62	1.7	39	1.2	70	2.0	116	2.9	87	2.1
Transport and storage	14	0.4	54	1.6	12	0.3	45	1.1	47	1.1
Utilities	-	-	-	-	2	0.1	29	0.8	22	0.5
Retail lending	57	1.6	57	1.7	60	1.7	76	1.9	67	1.6
Other	4	0.1	3	0.1	2	0.1	6	0.2	7	0.2
Total Australia	752	20.9	553	16.6	691	19.9	1,089	27.6	1,197	28.3
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	1	-	5	0.1
Agriculture, forestry and fishing	11	0.3	6	0.2	6	0.2	17	0.4	20	0.5
Construction	1	-	1	-	1	-	6	0.2	2	0.1
Finance and insurance	-	-	-	-	-	-	9	0.2	9	0.2
Manufacturing	34	0.9	33	1.0	33	0.9	6	0.2	16	0.4
Mining	14	0.4	13	0.4	36	1.0	37	0.9	-	-
Property, property services and business services	32	0.9	43	1.3	38	1.1	71	1.8	116	2.7
Services	2	0.1	2	0.1	1	-	40	1.0	35	0.8
Trade	1	-	1	-	2	0.1	2	0.1	3	0.1
Transport and storage	-	-	-	-	1	-	-	-	-	-
Utilities	-	-	-	-	-	-	1	-	-	-
Retail lending	4	0.1	8	0.2	10	0.3	17	0.4	14	0.3
Total New Zealand	99	2.7	107	3.2	128	3.6	207	5.2	220	5.2
Total other overseas	18	0.5	9	0.3	48	1.4	68	1.7	53	1.2
Total individually assessed provisions	869	24.1	669	20.1	867	24.9	1,364	34.5	1,470	34.7
Total collectively assessed provisions	2,733	75.9	2,663	79.9	2,614	75.1	2,585	65.5	2,771	65.3
Total provisions for impairment charges and credit commitments	3,602	100.0	3,332	100.0	3,481	100.0	3,949	100.0	4,241	100.0

2016 Westpac Group Annual Report	175

Note 14. Provisions for impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2016	2015	2014	2013	2012
Write-offs
Australia
Accommodation, cafes and restaurants	(17)	(40)	(26)	(31)	(24)
Agriculture, forestry and fishing	(12)	(36)	(60)	(30)	(11)
Construction	(20)	(40)	(37)	(46)	(106)
Finance and insurance	(13)	(12)	(10)	(14)	(11)
Manufacturing	(21)	(20)	(85)	(50)	(45)
Mining	(18)	(17)	(4)	(5)	(1)
Property, property services and business services	(87)	(174)	(232)	(340)	(453)
Services	(36)	(18)	(22)	(58)	(41)
Trade	(30)	(56)	(70)	(69)	(53)
Transport and storage	(48)	(24)	(43)	(18)	(37)
Utilities	(1)	(2)	(3)	(2)	(33)
Retail lending	(803)	(658)	(603)	(545)	(597)
Other	(13)	(13)	(14)	(9)	(11)
Total Australia	(1,119)	(1,110)	(1,209)	(1,217)	(1,423)
New Zealand
Accommodation, cafes and restaurants	-	-	(2)	(1)	(2)
Agriculture, forestry and fishing	(1)	(3)	(10)	(7)	(23)
Construction	(1)	-	(5)	(4)	(9)
Finance and insurance	-	-	(10)	(13)	(2)
Manufacturing	-	(1)	(1)	(3)	(17)
Mining	-	(28)	(10)	-	(1)
Property, property services and business services	(12)	(18)	(41)	(94)	(105)
Services	-	(1)	(37)	(5)	(5)
Trade	(1)	(4)	(3)	(4)	(3)
Transport and storage	-	-	-	(1)	(1)
Utilities	-	-	-	-	-
Retail lending	(51)	(55)	(49)	(46)	(59)
Other	(1)	-	-	-	(1)
Total New Zealand	(67)	(110)	(168)	(178)	(228)
Total other overseas	(3)	(18)	(31)	(4)	(57)
Total write-offs	(1,189)	(1,238)	(1,408)	(1,399)	(1,708)
Write-offs in relation to:
Collectively assessed provisions	(902)	(793)	(702)	(708)	(756)
Individually assessed provisions	(287)	(445)	(706)	(691)	(952)
Total write-offs	(1,189)	(1,238)	(1,408)	(1,399)	(1,708)

176	2016 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2016	2015	2014	2013	2012
Recoveries
Australia
Accommodation, cafes and restaurants	-	-	-	1	-
Agriculture, forestry and fishing	-	-	-	1	-
Construction	1	4	2	1	1
Finance and insurance	34	8	8	3	2
Manufacturing	1	3	3	8	5
Mining	-	-	-	-	-
Property, property services and business services	5	17	12	11	23
Services	2	1	-	-	1
Trade	1	1	1	1	1
Transport and storage	1	-	-	1	1
Utilities	-	-	2	-	-
Retail lending	84	78	62	41	61
Other	2	1	2	-	1
Total Australia	131	113	92	68	96
Total New Zealand	6	18	14	8	8
Total other overseas	-	-	-	-	-
Total recoveries	137	131	106	76	104
Total write-offs	(1,189)	(1,238)	(1,408)	(1,399)	(1,708)
Net write-offs and recoveries	(1,052)	(1,107)	(1,302)	(1,323)	(1,604)

Note 15. Life insurance assets and life insurance liabilities

Accounting policy

The Group conducts its life insurance business in Australia primarily through Westpac Life Insurance Services Limited and its subsidiaries, which are separate statutory funds and registered under the Life Insurance Act 1995 (Life Act) and; in New Zealand through Westpac Life-NZ-Limited which are separate statutory funds licensed under the Insurance (Prudential Supervision) Act 2010.

Life insurance assets

Life insurance assets, including investments in funds managed by the Group, are designated at fair value through income statement. Changes in fair value are recognised in non-interest income. The determination of fair value of life insurance assets involves the same judgements as other financial assets, which are described in the critical accounting assumptions and estimates in Note 23.

The Life Act places restrictions on life insurance assets, including that they can only be used:

▪      to meet the liabilities and expenses of that fund;

▪      to acquire investments to further the business of the fund; or

▪      as a distribution, when the fund has met its solvency and capital adequacy requirements.

Life insurance liabilities

Life insurance liabilities primarily consist of life investment contract liabilities and life insurance contract liabilities. Claims incurred in respect of life investment contracts are withdrawals of customer deposits, and are recognised as a reduction in life insurance liabilities.

Life investment contract liabilities

Life investment contract liabilities are designated at fair value through income statement. Fair value is the higher of the valuation of life insurance assets linked to the life investment contract, or the minimum current surrender value (the minimum amount the Group would pay to a policyholder if their policy is voluntarily terminated before it matures or the insured event occurs). Changes in fair value are recognised in non-interest income.

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated using the margin on services methodology (MoS), specified in the Prudential Standard LPS 340 Valuation of Policy Liabilities.

2016 Westpac Group Annual Report	177

Note 15. Life insurance assets and life insurance liabilities (continued)

MoS accounts for the associated risks and uncertainties of each type of life insurance contract written. At each reporting date, planned profit margins and an estimate of future liabilities are calculated. Profit margins are released to non-interest income over the period that life insurance is provided to policyholders (Note 4). The cost incurred in acquiring specific insurance contracts is deferred provided that these amounts are recoverable out of planned profit margins. The deferred amounts are recognised as a reduction in life insurance policy liabilities and are amortised to non-interest income over the same period as the planned profit margins.

External unit holder liabilities of managed investment schemes

The life insurance statutory funds include controlling interests in managed investment schemes which are consolidated. When the managed investment scheme is consolidated, the external unit holder liabilities are recognised as a liability and included in life insurance liabilities. They are designated at fair value through income statement.

Critical accounting assumptions and estimates

The key factors that affect the estimation of life insurance liabilities and related assets are:

▪ the cost of providing benefits and administering contracts;

▪ mortality and morbidity experience, which includes policyholder benefits enhancements;

▪ discontinuance rates, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and

▪ the discount rate of projected future cash flows.

Regulation, competition, interest rates, taxes, securities market conditions and general economic conditions also affect the estimation of life insurance liabilities.

Life insurance assets

Consolidated
$m	2016	2015
Investments held directly and in unit trusts
Equities	4,403	4,350
Debt securities	8,628	7,448
Property	763	621
Loans	37	51
Other	361	655
Total life insurance assets	14,192	13,125

There were no life insurance assets in the Parent Entity as at 30 September 2016 (2015: nil).

Life insurance liabilities

Consolidated	Life Investment		Life Insurance
Reconciliation of movements in policy liabilities	Contracts		Contracts		Total
$m	2016	2015	2016	2015	2016	2015
Opening balance	12,395	10,378	(836)	(741)	11,559	9,637
Movements in policy liabilities reflected in the income statement	416	463	(37)	(95)	379	368
Contract contributions recognised in policy liabilities	780	875	-	-	780	875
Contract withdrawals recognised in policy liabilities	(1,052)	(1,183)	-	-	(1,052)	(1,183)
Contract fees, expenses and tax recoveries	(112)	(129)	-	-	(112)	(129)
Change in external unit holders of managed investment schemes	807	1,991	-	-	807	1,991
Closing balance	13,234	12,395	(873)	(836)	12,361	11,559

There were no life insurance liabilities in the Parent Entity as at 30 September 2016 (2015: nil).

178	2016 Westpac Group Annual Report

Notes to the financial statements

Note 16. Payables due to other financial institutions

Accounting policy

Payables due to other financial institutions are recognised initially at fair value and subsequently at amortised cost using the effective interest rate method.

Security repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised on the balance sheet in their original category (i.e. ‘Trading securities’ or ‘Available-for-sale’).

The cash consideration received is recognised as a liability (‘Security repurchase agreements’). Security repurchase agreements are designated at fair value and recognised as part of ‘Other financial liabilities at fair value through income statement’ (refer to Note 18) where they are managed as part of a trading portfolio; otherwise they are measured on an amortised cost basis and recognised in ‘Payables due to other financial institutions’.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Cash collateral	1,615	4,037	1,557	3,445
Offshore central bank deposits	5,493	3,922	5,493	3,922
Interbank borrowing	6,092	5,271	6,082	5,265
Security repurchase agreements[1]	5,009	5,501	5,009	5,501
Total payables due to other financial institutions	18,209	18,731	18,141	18,133

[1] The carrying value of the related securities’ assets pledged under repurchase agreements for the Group and the Parent Entity is $7,052 million (2015: $6,998 million).

2016 Westpac Group Annual Report	179

Note 17. Deposits and other borrowings

Accounting policy

Deposits and other borrowings are initially recognised at fair value and subsequently either measured at amortised cost using the effective interest rate method or at fair value.

Deposits and other borrowings are designated at fair value if they are managed on a fair value basis, reduce or eliminate an accounting mismatch or contain an embedded derivative.

Where they are measured at fair value, any changes in fair value (except those due to changes in credit risk) are recognised as non-interest income.

The change in the fair value that is due to changes in credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Australia
Certificates of deposit	29,774	32,156	29,910	32,223
Non-interest bearing, repayable at call	37,491	33,030	37,491	33,030
Other interest bearing at call	210,666	209,755	210,397	209,638
Other interest bearing term	148,876	122,071	148,876	122,071
Total Australia	426,807	397,012	426,674	396,962
New Zealand
Certificates of deposit	1,192	974	-	-
Non-interest bearing, repayable at call	4,407	3,671	-	-
Other interest bearing at call	22,642	21,735	-	-
Other interest bearing term	27,826	21,863	-	-
Total New Zealand	56,067	48,243	-	-
Overseas
Certificates of deposit	15,497	15,054	15,497	15,054
Non-interest bearing, repayable at call	845	1,009	391	431
Other interest bearing at call	1,441	1,752	1,050	1,211
Other interest bearing term	12,414	12,258	12,130	11,851
Total overseas	30,197	30,073	29,068	28,547
Total deposits and other borrowings	513,071	475,328	455,742	425,509
Deposits and other borrowings at fair value[1]	44,227	46,239	43,171	45,331
Deposits and other borrowings at amortised cost	468,844	429,089	412,571	380,178
Total deposits and other borrowings	513,071	475,328	455,742	425,509

[1] The contractual outstanding amount payable at maturity for the Group is $44,326 million (2015: $46,351 million) and for the Parent Entity is $43,270 million (2015: $45,443 million).

180	2016 Westpac Group Annual Report

Notes to the financial statements

Note 17. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

Consolidated	2016		2015		2014
	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %
Australia
Non-interest bearing	35,732		29,201		23,082
Certificates of deposit	31,165	2.4%	32,201	2.5%	31,793	2.7%
Other interest bearing at call	205,860	1.9%	199,107	2.0%	182,046	2.5%
Other interest bearing term	139,090	2.3%	125,891	3.2%	128,546	3.5%
Total Australia	411,847		386,400		365,467
Overseas
Non-interest bearing	5,051		4,514		3,926
Certificates of deposit	16,938	0.9%	16,617	0.6%	15,717	0.5%
Other interest bearing at call	24,214	1.9%	22,427	3.0%	20,354	3.1%
Other interest bearing term	36,435	2.6%	37,271	2.9%	35,720	2.6%
Total overseas	82,638		80,829		75,717

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

Consolidated 2016 $m	Less Than 3 Months	Between 3 and 6 Months	Between 6 Months and 1 Year	Over 1 Year	Total
Certificates of deposit greater than US$100,000	16,779	12,628	244	123	29,774
Term deposits greater than US$100,000	68,428	26,894	22,873	11,868	130,063

Note 18. Other financial liabilities at fair value through income statement

Accounting policy

Other financial liabilities at fair value through income statement include trading securities sold short and security repurchase agreements which have been designated at fair value at initial recognition.

The accounting policy for security repurchase agreements is consistent with that detailed in Note 16.

Securities sold short reflect the obligation to deliver securities to a buyer for the sale of securities Westpac does not own at the time of sale but that are promised to be delivered to the buyer.  Securities delivered to the buyer are usually borrowed and/or subsequently purchased.

Subsequent to initial recognition, these liabilities are measured at fair value with changes in fair value (except credit risk) recognised through the income statement as they arise. The change in fair value that is attributable to credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is recognised through the income statement.

Interest expense is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Security repurchase agreements[1]	4,363	8,407	3,982	8,407
Securities sold short	389	819	389	819
Total other financial liabilities at fair value through income statement	4,752	9,226	4,371	9,226

[1] The carrying value of securities pledged under repurchase agreements for the Group is $4,595 million (2015: $8,653 million) and for the Parent Entity is $4,213 million (2015: $8,653 million).

At maturity, the Group is contractually required to pay $4,752 million (2015: $9,226 million), and the Parent Entity $4,371 million (2015: $9,226 million) to holders of these financial liabilities.

2016 Westpac Group Annual Report	181

Note 19. Debt issues

Accounting policy

Debt issues are bonds, notes, commercial paper and debentures that have been issued by entities in the Group. Debt issues also include acceptances which are bills of exchange initially accepted and discounted by the Group that have been subsequently rediscounted into the market. Bill financing provided to customers by accepting and discounting of bills of exchange is reported as part of loans.

Debt issues are initially measured at fair value and subsequently either measured at amortised cost using the effective interest rate method or at fair value.

Debt issues are designated at fair value if they:

▪                  reduce or eliminate an accounting mismatch; or

▪                  contain an embedded derivative.

They are measured at fair value with changes in fair value (except those due to changes in credit risk) recognised as non-interest income.

The change in the fair value that is due to credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

Interest expense incurred is recognised within net interest income using the effective interest rate method.

In the table below, the distinction between short-term (less than 12 months) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Short-term debt:
Own issuances	18,931	34,943	16,633	32,470
Customer conduits[1]	936	823	-	-
Acceptances	12	97	12	97
Total short-term debt	19,879	35,863	16,645	32,567
Long-term debt:
Covered bonds	33,529	35,062	30,211	31,401
Senior	106,626	87,645	98,720	80,747
Securitisation	9,445	12,034	-	-
Structured notes	423	450	-	-
Total long-term debt	150,023	135,191	128,931	112,148
Total debt issues	169,902	171,054	145,576	144,715
Debt issues at fair value[2]	6,303	9,318	3,589	6,415
Debt issues at amortised cost	163,599	161,736	141,987	138,300
Total debt issues	169,902	171,054	145,576	144,715

[1]               Further information on customer conduits is disclosed in Note 25.

[2]               The contractual outstanding amount payable at maturity for the Group is $6,185 million (2015: $9,372 million) and for the Parent Entity is $3,484 million (2015: $6,483 million). Included in the carrying value of debt issues at fair value is a decrease for cumulative changes in own credit spreads of $165 million (2015: $218 million) for the Group and Parent Entity.

182	2016 Westpac Group Annual Report

Notes to the financial statements

Note 19. Debt issues (continued)

Consolidated
$m	2016	2015
Short-term debt
US commercial paper	18,683	34,943
Euro commercial paper	248	-
	18,931	34,943
Asset backed commercial paper (by currency):
AUD	936	823
Total asset backed commercial paper	936	823
Acceptances	12	97
Total short-term debt	19,879	35,863
Long-term debt (by currency):
AUD	42,946	41,706
CHF	2,294	1,912
EUR	20,267	27,278
GBP	12,134	7,067
JPY	4,333	4,272
NZD	3,422	2,991
USD	61,788	48,145
Other	2,839	1,820
Total long-term debt	150,023	135,191

Consolidated
$m	2016	2015	2014
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	36,478	38,774	35,173
Approximate average amount outstanding	26,351	35,482	31,130
Approximate weighted average interest rate on:
Average amount outstanding	0.7%	0.3%	0.3%
Outstanding as at end of the year	0.9%	0.3%	0.3%

The Group manages foreign exchange exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 21.

Note 20. Loan capital

Accounting policy

Loan capital are instruments issued by the Group which qualify for inclusion as regulatory capital under Australian Prudential Regulation Authority (APRA) Prudential Standards. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest rate method. Interest expense incurred is recognised in net interest income.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Additional Tier 1 loan capital
Convertible debentures and Trust preferred securities	-	765	-	765
Convertible preference shares	1,185	1,182	1,185	1,182
Westpac capital notes	5,673	3,981	5,673	3,981
Total Additional Tier 1 loan capital	6,858	5,928	6,858	5,928
Tier 2 loan capital
Subordinated notes	8,485	7,408	8,485	7,408
Subordinated perpetual notes	462	504	462	504
Total Tier 2 loan capital	8,947	7,912	8,947	7,912
Total loan capital	15,805	13,840	15,805	13,840

2016 Westpac Group Annual Report	183

Note 20. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of certain Additional Tier 1 (AT1) instruments are provided below1.

Consolidated and Parent Entity
$m	Dividend/distribution rate	Potential scheduled conversion date[2]	Optional call date[3]	2016	2015
Westpac convertible preference shares (CPS)
$1,189 million CPS	(180 day bank bill rate + 3.25% p.a.) x (1 - Australian corporate tax rate)	31 March 2020	31 March 2018[4]	1,185	1,182
Total convertible preference shares				1,185	1,182
Westpac capital notes (WCN)
$1,384 million WCN	(90 day bank bill rate + 3.20% p.a.) x (1 - Australian corporate tax rate)	8 March 2021	8 March 2019	1,375	1,372
$1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.) x (1 - Australian corporate tax rate)	23 September 2024	23 September 2022	1,302	1,301
$1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.) x (1 - Australian corporate tax rate)	22 March 2023	22 March 2021	1,310	1,308
$1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.) x (1 - Australian corporate tax rate)	20 December 2023	20 December 2021	1,686	-
Total Westpac capital notes				5,673	3,981

Common features of AT1 instruments tabled above

Distribution payment conditions

Semi-annual dividends on the CPS are discretionary and only paid if the Directors determine to make a payment, the amount does not exceed Westpac’s distributable profits (unless APRA gives its prior written approval), and APRA does not object to the payment of the dividend.

Quarterly distributions on the Westpac capital notes are at Westpac’s absolute discretion. Distributions cannot be paid if they will result in a breach of Westpac’s capital requirements under APRA’s prudential standards; result in Westpac becoming, or being likely to become, insolvent; or if APRA objects.

Broadly, if for any reason a dividend or distribution has not been paid in full on the relevant distribution payment date, Westpac must not determine or pay any dividends on ordinary share or undertake a discretionary buy back or capital reduction of ordinary shares, unless the unpaid distribution is paid in full within 20 business days of the relevant distribution payment date or in certain other circumstances.

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

Scheduled Conversion

On the scheduled conversion date, provided certain conversion conditions are satisfied, it is expected that the applicable AT1 instrument will be converted and holders will receive a variable number of Westpac ordinary shares. The conversion number of Westpac ordinary shares is subject to a maximum conversion number. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date and includes a 1% discount.

Capital Trigger Event or Non-Viability Trigger Event

Westpac will be required to convert some or all AT1 instruments into a variable number of Westpac ordinary shares upon the occurrence of a capital trigger event5 or non-viability trigger event6. No conversion conditions apply in these circumstances.

A capital trigger event occurs when Westpac determines, or APRA notifies Westpac in writing that it believes, Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis7,8).

[1]   Excludes convertible debentures and Trust preferred securities (2004 TPS).

[2]   Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conditions are not satisfied, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied.

[3]   Westpac may elect to redeem, subject to APRA’s prior written approval, convert (excluding WCN) or transfer the applicable AT1 instrument on the optional redemption/conversion/transfer date.

[4]   Each payment date on or after 31 March 2018.

[5]   All CPS must be converted upon the occurrence of a capital trigger event.

[6]   All Westpac capital notes contain a non-viability trigger event. CPS does not contain a non-viability trigger event.

[7]   Level 1 comprises Westpac Banking Corporation and subsidiaries approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiaries except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

8   On a level 2 basis only for CPS.

184	2016 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

A non-viability trigger event will occur when APRA notifies Westpac in writing that it believes conversion of all or some AT1 instruments (or conversion or write-down of capital instruments of the Westpac Group), or public sector injection of capital (or equivalent support), is necessary because without it, Westpac would become non-viable. No conversion conditions apply in these circumstances.

For each AT1 instrument converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the applicable AT1 instrument but subject to a maximum conversion number. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 5 business day period prior to the capital trigger event or non-viability trigger event and includes a 1% discount. For each AT1 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a capital trigger event or non-viability trigger event1, if conversion of an AT1 instrument does not occur within five business days, holders’ rights in relation to the AT1 instrument will be immediately and irrevocably terminated.

Early conversion

Westpac is able to elect to convert2, or may be required to convert, AT1 instruments early in certain circumstances. The terms of conversion and the conversion conditions are broadly similar to scheduled conversion.

Convertible debentures and Trust preferred securities (2004 TPS)

A Westpac subsidiary, Westpac Capital Trust IV issued 525,000 2004 TPS for US$1,000 each on 5 April 2004. Westpac Capital Trust IV also issued US$1,000 of common securities to a Westpac subsidiary.

The sole assets of Westpac Capital Trust IV were US$525,001,000 2004 Funding TPS issued by Tavarua Funding Trust IV, a Westpac subsidiary. Tavarua Funding Trust IV also issued common securities with a total price of US$1,000 to Westpac.

The assets of Tavarua Funding Trust IV were US$525,001,000 of convertible debentures issued by Westpac and US Government securities purchased with the proceeds of the common securities.

On 31 March 2016, the convertible debentures, common securities, Funding TPS and 2004 TPS were redeemed in full for cash.

[1] Excludes CPS. [2] Excludes WCN.

2016 Westpac Group Annual Report	185

Note 20. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Tier 2 instruments are provided below1.

Consolidated and Parent Entity

$m	Interest rate[2]	Maturity date	Optional call date[3]	2016	2015
Basel III transitional subordinated notes

US$75 million subordinated notes	Fixed 5.00% p.a.	30 December 2015	N/A	-	108
US$400 million subordinated notes	Fixed 5.30% p.a.	15 October 2015	N/A	-	572
US$350 million subordinated notes	Fixed 4.625% p.a.	1 June 2018	N/A	483	540
A$500 million subordinated notes	Floating 90 day bank bill rate + 3.00% p.a.	21 March 2022	21 March 2017	500	500
A$1,676 million subordinated notes	Floating 90 day bank bill rate + 2.75% p.a.	23 August 2022	23 August 2017	1,673	1,670
US$800 million subordinated notes	3.625% p.a. until but excluding 28 February 2018. Thereafter, if not called, fixed rate equal to 5 year US Treasury rate + 2.90% p.a.	28 February 2023	28 February 2018	1,052	1,147
Basel III fully compliant subordinated notes
A$925 million subordinated notes	90 day bank bill rate + 2.30% p.a.	22 August 2023	22 August 2018	921	919
A$1,000 million subordinated notes	90 day bank bill rate + 2.05% p.a.	14 March 2024	14 March 2019	1,000	999
CNY1,250 million subordinated notes	4.85% p.a. until but excluding 9 February 2020. Thereafter, if not called, a fixed rate per annum equal to the one year CNH HIBOR reference rate plus 0.8345% p.a.	9 February 2025	9 February 2020	252	288
A$350 million subordinated notes	4.50% p.a. until but excluding 11 March 2022. Thereafter, if not called, a fixed rate per annum equal to the five year AUD semi-quarterly mid-swap reference rate plus 1.95% p.a., the sum of which will be annualised	11 March 2027	11 March 2022	361	348
S$325 million subordinated notes	4.00% p.a. until but excluding 12 August 2022. Thereafter, if not called, a fixed rate per annum equal to the five year SGD swap offer rate plus 1.54% p.a.	12 August 2027	12 August 2022	322	317
A$175 million subordinated notes	4.80% p.a. until but excluding 14 June 2023. Thereafter, if not called, a fixed rate per annum equal to the five year AUD semi-quarterly mid-swap reference rate plus 2.65% p.a., each of which will be annualised	14 June 2028	14 June 2023	179	-
US$100 million subordinated notes	Fixed 5.00% p.a.	23 February 2046	NA	144	-
A$700 million subordinated notes	Floating 90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021	695	-
JPY20,000 million subordinated notes	Fixed 1.16% p.a.	19 May 2026	NA	262	-
JPY10,200 million subordinated notes	Fixed 1.16% p.a.	2 June 2026	NA	134	-
JPY10,000 million subordinated notes	Fixed 0.76% p.a.	9 June 2026	NA	130	-
NZ$400 million subordinated notes	4.6950% p.a. until but excluding 1 September 2021. Thereafter, if not called, a fixed rate per annum equal to the New Zealand 5 year swap rate on 1 September 2021 plus 2.60% p.a.	1 September 2026	1 September 2021	377	-
Total subordinated notes				8,485	7,408

Common features of the Basel III transitional subordinated notes

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment. These subordinated notes do not contain non-viability loss absorption requirements and pay non-discretionary, cumulative interest.

Common features of Basel III fully compliant subordinated notes

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment.

[1]               Excludes subordinated perpetual notes.

[2]               Interest payments are made periodically as set out in the terms of the subordinated notes.

[3]               Westpac may elect to redeem the applicable Tier 2 instrument on the optional call date, subject to APRA’s prior written approval. If not called, Westpac may elect to call the applicable Tier 2 instrument on any interest payment date after the first call date (except for A$500 million subordinated notes maturing 21 March 2022), subject to APRA’s prior written approval.

186	2016 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Non-viability trigger event

Westpac will be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur on the same terms as described under Additional Tier 1 loan capital.

For each subordinated note converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the applicable Tier 2 instrument but subject to a maximum conversion number. The price at which Westpac ordinary shares will be issued is similar to that described under Additional Tier 1 loan capital for a non-viability trigger event. For each Tier 2 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a non-viability trigger event, if conversion of a Tier 2 instrument does not occur within five business days, holders’ rights in relation to the Tier 2 instrument will be immediately and irrevocably terminated.

Subordinated perpetual notes

These notes have no final maturity but Westpac can choose to redeem them at par, subject to APRA approval and certain other conditions. Interest is cumulative and payable on the notes semi-annually at a rate of 6 month US$ LIBOR plus 0.15% p.a., subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12 month period.

These notes qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

The rights of the noteholders and coupon holders are subordinated to the claims of all creditors (including depositors) of Westpac other than creditors whose claims against Westpac rank equally with, or junior to, these notes.

2016 Westpac Group Annual Report	187

Note 21. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values derive from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

All derivatives are held at fair value. Changes in fair value are recognised in the income statement, unless designated in a cash flow or net investment hedge relationship. Derivatives are presented as an asset where they have a positive fair value at balance date or as a liability where the fair value at balance date is negative.

The Group uses derivative instruments for trading and also as part of its asset and liability risk management activities, which are discussed in Note 22. Derivatives used for risk management activities include designating derivatives into one of three hedge accounting relationships: fair value hedge; cash flow hedge; or hedge of a net investment in a foreign operation, where permitted under AASB 139. These hedge designations and associated accounting treatment are as follows:

Fair value hedges

Fair value hedges hedge the exposure to changes in the fair value of an asset or liability.

Changes in the fair value of derivatives and the hedged asset or liability in fair value hedges are recognised in interest income. The carrying value of the hedged asset or liability is adjusted for the changes in fair value.

If a hedge is discontinued, any fair value adjustments to the carrying value of the asset or liability are amortised to interest income over the period to maturity. If the asset or liability is sold, any unamortised adjustment is immediately recognised in interest income.

Cash flow hedges

Cash flow hedges hedge the exposure to variability of cash flows attributable to an asset, liability or future forecast transaction.

For effective hedges, changes in the fair value of derivatives are recognised in the cash flow hedge reserve through other comprehensive income and subsequently recognised in interest income when the asset or liability that was hedged impacts the income statement.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in interest income.

If a hedge is discontinued, any cumulative gain or loss remains in other comprehensive income. It is amortised to interest income over the period which the asset or liability that was hedged also impacts the income statement.

If a hedge of a forecast transaction is no longer expected to occur, any cumulative gain or loss in other comprehensive income is immediately recognised in interest income.

Net investment hedges

Net investment hedges hedge foreign currency risks arising from a net investment of a foreign operation. They are accounted for similarly to cash flow hedges.

For effective hedges, changes in the fair value of derivatives are recognised in the foreign currency translation reserve through other comprehensive income.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in non-interest income.

If a foreign operation is disposed of, any cumulative gain or loss in other comprehensive income is immediately recognised in non-interest income.

a.                Fair value hedges

The Group hedges a proportion of its interest rate risk and foreign exchange risk from debt issuances and fixed interest rate assets with single currency and cross currency interest rate derivatives.

	Consolidated		Parenty Entity
$m	2016	2015	2016	2015
Change in fair value hedging instruments	(39)	(308)	(52)	(80)
Change in fair value hedge items attributed to hedged risk	47	317	62	88
Ineffectiveness in interest income	8	9	10	8

b.                Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged with interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate debt issuances is hedged through the use of cross currency derivatives.

188	2016 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

Gross cash inflows and outflows on derivatives designated in cash flow hedges are, as a proportion of total gross cash flows, expected to occur in the following periods:

	Less Than 1 Month	1 Month to 3 Months	3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years
2016
Cash inflows	0.6%	8.8%	29.5%	13.0%	13.1%	12.6%	9.9%	12.5%
Cash outflows	0.7%	8.9%	30.4%	13.2%	12.3%	12.4%	10.1%	12.0%
2015
Cash inflows	1.9%	2.8%	28.4%	17.6%	12.6%	11.2%	11.1%	14.4%
Cash outflows	1.9%	2.9%	29.9%	18.4%	12.4%	10.4%	10.1%	14.0%

	Consolidated		Parenty Entity
$m	2016	2015	2016	2015
Cash flow hedge ineffectiveness	4	(22)	(2)	(16)

c.                Dual fair value and cash flow hedges

Fixed rate foreign currency denominated debt is hedged using cross currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.                Net investment hedges

The Group uses foreign exchange forward contracts when hedging the currency translation risk of net investments in foreign operations. For both the Group and Parent Entity, ineffectiveness arising from net investments hedges was a loss of $6 million (2015: nil).

2016 Westpac Group Annual Report	189

Note 21. Derivative financial instruments (continued)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

Consolidated 2016		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	252,462	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	325,877	29	(28)	-	-	-	-	-	-	29	(28)
Swap agreements	2,556,563	27,734	(25,771)	927	(3,819)	1,092	(1,387)	-	-	29,753	(30,977)
Options	82,534	412	(487)	-	-	-	-	-	-	412	(487)
Total interest rate contracts	3,217,436	28,175	(26,286)	927	(3,819)	1,092	(1,387)	-	-	30,194	(31,492)
Foreign exchange contracts
Spot and forward contracts	652,452	5,380	(5,308)	-	-	-	(40)	44	(52)	5,424	(5,400)
Cross currency swap agreements[2]	449,954	6,295	(10,455)	1,031	213	1,312	(2,405)	-	-	8,638	(12,647)
Options	23,562	212	(219)	-	-	-	-	-	-	212	(219)
Total foreign exchange contracts	1,125,968	11,887	(15,982)	1,031	213	1,312	(2,445)	44	(52)	14,274	(18,266)
Commodity contracts	10,979	337	(276)	-	-	-	-	-	-	337	(276)
Equities	106	1	-	-	-	-	-	-	-	1	-
Credit default swaps	17,565	80	(76)	-	-	-	-	-	-	80	(76)
Total of gross derivatives	4,372,054	40,480	(42,620)	1,958	(3,606)	2,404	(3,832)	44	(52)	44,886	(50,110)
Impact of netting arrangements[3]	-	(11,982)	12,459	(362)	1,177	(315)	398	-	-	(12,659)	14,034
Total of net derivatives	4,372,054	28,498	(30,161)	1,596	(2,429)	2,089	(3,434)	44	(52)	32,227	(36,076)

Consolidated 2015		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	147,368	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	517,297	154	(156)	-	-	-	-	-	-	154	(156)
Swap agreements	2,014,629	25,837	(24,310)	739	(2,995)	1,212	(1,301)	-	-	27,788	(28,606)
Options	90,074	576	(683)	-	-	-	-	-	-	576	(683)
Total interest rate contracts	2,769,368	26,567	(25,149)	739	(2,995)	1,212	(1,301)	-	-	28,518	(29,445)
Foreign exchange contracts
Spot and forward contracts	674,114	10,002	(8,653)	-	-	-	(27)	-	(216)	10,002	(8,896)
Cross currency swap agreements[2]	435,465	12,687	(18,782)	1,094	124	4,102	(414)	-	-	17,883	(19,072)
Options	34,956	651	(689)	-	-	-	-	-	-	651	(689)
Total foreign exchange contracts	1,144,535	23,340	(28,124)	1,094	124	4,102	(441)	-	(216)	28,536	(28,657)
Commodity contracts	6,398	472	(409)	-	-	-	-	-	-	472	(409)
Equities	216	9	(10)	-	-	-	-	-	-	9	(10)
Credit default swaps	33,181	143	(150)	-	-	-	-	-	-	143	(150)
Total of gross derivatives	3,953,698	50,531	(53,842)	1,833	(2,871)	5,314	(1,742)	-	(216)	57,678	(58,671)
Impact of netting arrangements[3]	-	(9,505)	10,367	-	-	-	-	-	-	(9,505)	10,367
Total of net derivatives	3,953,698	41,026	(43,475)	1,833	(2,871)	5,314	(1,742)	-	(216)	48,173	(48,304)

1     The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2     The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

3     Primarily consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Westpac became a direct clearing member of LCH.Clearnet Limited (LCH) during the 2015 year. Refer to Note 24.

190	2016 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

Parent Entity 2016		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	252,462	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	325,877	29	(28)	-	-	-	-	-	-	29	(28)
Swap agreements	2,552,413	27,796	(26,157)	899	(3,444)	1,026	(1,154)	-	-	29,721	(30,755)
Options	81,620	411	(487)	-	-	-	-	-	-	411	(487)
Total interest rate contracts	3,212,372	28,236	(26,672)	899	(3,444)	1,026	(1,154)	-	-	30,161	(31,270)
Foreign exchange contracts
Spot and forward contracts	651,469	5,379	(5,307)	-	-	-	(40)	37	(52)	5,416	(5,399)
Cross currency swap agreements[2]	442,606	6,297	(10,708)	945	100	1,300	(1,395)	-	-	8,542	(12,003)
Options	23,562	212	(219)	-	-	-	-	-	-	212	(219)
Total foreign exchange contracts	1,117,637	11,888	(16,234)	945	100	1,300	(1,435)	37	(52)	14,170	(17,621)
Commodity contracts	10,979	337	(276)	-	-	-	-	-	-	337	(276)
Equities	106	1	-	-	-	-	-	-	-	1	-
Credit default swaps	17,565	80	(76)	-	-	-	-	-	-	80	(76)
Total of gross derivatives	4,358,659	40,542	(43,258)	1,844	(3,344)	2,326	(2,589)	37	(52)	44,749	(49,243)
Impact of netting arrangements[3]	-	(11,982)	12,459	(362)	1,177	(315)	398	-	-	(12,659)	14,034
Total of net derivatives	4,358,659	28,560	(30,799)	1,482	(2,167)	2,011	(2,191)	37	(52)	32,090	(35,209)

Parent Entity 2015		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	147,368	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	517,297	154	(156)	-	-	-	-	-	-	154	(156)
Swap agreements	2,010,895	25,890	(24,726)	722	(2,689)	1,155	(1,015)	-	-	27,767	(28,430)
Options	90,049	575	(683)	-	-	-	-	-	-	575	(683)
Total interest rate contracts	2,765,609	26,619	(25,565)	722	(2,689)	1,155	(1,015)	-	-	28,496	(29,269)
Foreign exchange contracts
Spot and forward contracts	672,295	9,976	(8,621)	-	-	-	(27)	-	(202)	9,976	(8,850)
Cross currency swap agreements[2]	427,053	12,691	(18,840)	1,004	56	3,603	(256)	-	-	17,298	(19,040)
Options	34,956	651	(689)	-	-	-	-	-	-	651	(689)
Total foreign exchange contracts	1,134,304	23,318	(28,150)	1,004	56	3,603	(283)	-	(202)	27,925	(28,579)
Commodity contracts	3,843	472	(409)	-	-	-	-	-	-	472	(409)
Equities	216	9	(10)	-	-	-	-	-	-	9	(10)
Credit default swaps	33,181	143	(150)	-	-	-	-	-	-	143	(150)
Total of gross derivatives	3,937,153	50,561	(54,284)	1,726	(2,633)	4,758	(1,298)	-	(202)	57,045	(58,417)
Impact of netting arrangements[3]	-	(9,505)	10,367	-	-	-	-	-	-	(9,505)	10,367
Total of net derivatives	3,937,153	41,056	(43,917)	1,726	(2,633)	4,758	(1,298)	-	(202)	47,540	(48,050)

1     The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2     The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

3     Primarily consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Westpac became a direct clearing member of LCH during the 2015 year. Refer to Note 24.

2016 Westpac Group Annual Report	191

Note 21. Derivative financial instruments (continued)

Credit default swaps

The Group buys and sells credit protection through the use of credit default swap (CDS) derivatives. These CDSs either protect the Group (as a buyer) or expose it (as a seller) to the risk of default of the entity referenced by the CDS. The CDSs are predominantly executed with other financial institutions and are entered into to facilitate institutional customer transactions and to manage the Group’s credit risk exposures.

The notional amount and fair value of CDSs are presented in the following table for both the Group and the Parent Entity:

	2016			2015
	Notional	Fair value		Notional	Fair value
$m	Amount	Asset	Liability	Amount	Asset	Liability
Credit protection bought	9,231	7	(75)	16,849	44	(107)
Credit protection sold	8,334	73	(1)	16,332	99	(43)
Total	17,565	80	(76)	33,181	143	(150)

Note 22. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services.  The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

Principal financial risks	Note name	Note number
Overview	Risk management frameworks	22.1
Credit risk	Internal credit risk ratings system	22.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	22.2.2
	Credit risk concentrations	22.2.3
	Credit quality of financial assets	22.2.4
	Financial assets that are past due, but not impaired	22.2.5
	Items 90 days past due, or otherwise in default, and not impaired	22.2.6
	Impaired loans	22.2.7
	Collateral held	22.2.8
Funding and liquidity risk	Liquidity modelling	22.3.1
The risk that the Group will be unable to fund assets and meet obligations as they become due.	Sources of liquidity	22.3.2
	Assets pledged as collateral	22.3.3
	Contractual maturity of financial liabilities	22.3.4
	Expected maturity	22.3.5
Market risk	Value-at-Risk (VaR)	22.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices.	Traded market risk	22.4.2
	Non-traded market risk	22.4.3

192	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.1 Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated authority to the Board Risk and Compliance Committee (BRCC) to:

▪                  review and recommend the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

▪                  set risk appetite consistent with the Group Risk Appetite Statement;

▪                  approve frameworks, policies and processes for managing risk (consistent with the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement); and

▪                  review and, where appropriate, approve risks beyond the approval discretion provided to management.

For each of its primary financial risks, the Group maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

Risk	Risk management framework and controls
Credit risk

▪                  The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.

▪                  The BRCC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.

▪                  The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.

▪                  All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.

▪                  An annual review is performed of the Credit Risk Rating System by the BRCC, RISKCO and CREDCO.

▪                  Specific credit risk estimates (including probability of default (PD), loss given default (LGD) and exposure at default (EAD) levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a subcommittee of RISKCO) prior to approval under delegated authority from the Chief Risk Officer.

▪                  Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.

▪                  Credit manuals are established throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.

▪                  Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).

▪                  The Related Entity Risk Management Framework and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

Funding and liquidity risk

▪                  The Liquidity Risk Management Framework sets out the liquidity risk appetite, roles and responsibilities, tools for measuring and managing liquidity risk, reporting procedures and supporting policies. It also documents the limits and targets for minimum liquid asset holdings, cash flow mismatch levels, wholesale funding and balance sheet ratios. It is reviewed by Westpac Asset and Liability Committee (ALCO) prior to approval by the BRCC.

▪                  The Group’s Treasury function is responsible for managing funding and liquidity including managing the balance sheet against approved limits and targets and, managing the Group’s funding base so that it is appropriately maintained, stable and diversified.

▪                  Daily liquidity risk reports are reviewed by Treasury and the Liquidity risk teams. Liquidity reports are presented to ALCO monthly and to the BRCC quarterly.

▪                  An annual funding strategy is established by Treasury which includes consideration of trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and funding risk analysis. The strategy is continuously reviewed to take into account current market conditions.

▪                  A contingency funding plan is also maintained, which details actions to be taken in response to severe disruptions in the Group’s ability to conduct its activities in a timely manner and at a reasonable cost. The plan identifies the committee of senior executives to manage any crisis and their responsibilities. The plan is aligned with the Group’s broader Liquidity Crisis Management Policy.

2016 Westpac Group Annual Report	193

Note 22. Financial risk (continued)

Risk	Risk management framework and controls
Market risk

▪                  The Market Risk Framework describes the Group’s approach to managing traded and non-traded market risk.

▪                  Traded market risk includes interest rates, foreign exchange, commodity, equity prices, credit spread and volatility risks. Non-traded market risk includes interest rates and foreign exchange risks.

▪                  Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

▪                  The BRCC approves the VaR limits for traded and non-traded risks and the NaR limit for non-traded risk.

▪                  RISKCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for Asset and Liability Management (ALM) activities.

▪                  Market risk limits are assigned to business managers based upon business strategies, experience, and the consideration of market liquidity and the concentration of risks.

▪                  Market risk positions are managed by the trading desks and ALM consistent with their delegated authorities and the nature and scale of the market risks involved.

▪                  Daily monitoring of current exposure and limit utilisation is conducted independently by the market risk unit, which monitors market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for RISKCO and the BRCC.

▪                  Daily stress testing and backtesting of VaR results is performed to support model integrity and to analyse extreme or unexpected movements. A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. RISKCO has ratified an approved escalation framework.

▪                  The BRCC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.

▪                  Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedge accounting. This is overseen by the market risk unit and reviewed by RISKCO and BRCC.

Further details regarding the Group’s principal risks including our strategic approach to their management is contained within the Corporate governance statement in Section 1 and the Risk and risk management section in Section 2.

22.2 Credit Risk

22.2.1 Credit risk ratings system

The principal objective of the credit risk rating system is to reliably assess the credit risk to which the Group is exposed. The Group has two main approaches to this assessment.

Transaction-managed customers

The Group assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected PD. Each facility is assigned an LGD. The Group’s risk rating system has a tiered scale of risk grades for both non-defaulted customers and defaulted customers. Non-defaulted CRGs are mapped to Moody’s and S&P Global Ratings (S&P) external senior ranking unsecured ratings.

194	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Program-managed portfolio

Customers that are not transaction-managed are grouped into pools of similar risk. Pools are created by analysing characteristics that have historically predicted that an account is likely to go into default. Customers grouped according to these predictive characteristics are assigned a PD and LGD relative to their pool.

The table below maps the Group’s high level CRGs to their corresponding external rating.

Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+

Westpac Rating
Weak	E	Watchlist
	F	Special Mention
Weak/default/non-performing	G	Substandard/Default
	H	Default

22.2.2 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities.

This includes the Group establishing that it has direct, irrevocable and unconditional recourse to collateral and other credit enhancements through obtaining legally enforceable documentation.

Collateral

The table below describes the nature of collateral or security held for each relevant class of financial asset:

Loans – housing and personal[1]

Housing loans are secured by a mortgage over property and additional security may take the form of guarantees and deposits.

Personal lending (including credit cards and overdrafts) is predominantly unsecured. Where security is taken, it is restricted to eligible motor vehicles, caravans, campers, motor homes and boats.

Loans – business[1]

Business loans may be secured, partially secured or unsecured. Security is typically taken by way of a mortgage over property and/or a general security agreement over business assets or other assets.

Other security such as guarantees, standby letters of credit or derivative protection may also be taken as collateral, if appropriate.

Trading securities, financial assets designated at fair value and derivatives

These exposures are carried at fair value which reflects the credit risk.

For trading securities, no collateral is sought directly from the issuer or counterparty; however this may be implicit in the terms of the instrument (such as an asset-backed security). The terms of debt securities may include collateralisation.

For derivatives, master netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major institutional counterparties to avoid the potential build-up of excessive mark-to-market positions. Derivative transactions are increasingly being cleared through central clearers.

1            This includes collateral held in relation to associated credit commitments.

2016 Westpac Group Annual Report	195

Note 22. Financial risk (continued)

Management of risk mitigation

The Group mitigates credit risk through controls covering:

Collateral and valuation management

The estimated realisable value of collateral held in support of loans is based on a combination of:

▪                  formal valuations currently held for such collateral; and

▪                  management’s assessment of the estimated realisable value of all collateral held.

This analysis also takes into consideration any other relevant knowledge available to management at the time. Updated valuations are obtained when appropriate.

The Group revalues collateral related to financial markets positions on a daily basis and has formal processes in place to promptly call for collateral top-ups, if required. The collaterisation arrangements are documented via the Credit Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreements.

In relation to financial markets positions, Westpac only recognises collateral which is:

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

▪                  securities issued by other specified Aa3 / AA– or better rated sovereign governments.

Other credit enhancements

The Group only recognises guarantees, standby letters of credit, or credit derivative protection from the following entities (provided they are not related to the entity with which Westpac has a credit exposure):

▪                  Sovereign;

▪                  Australia and New Zealand public sector;

▪                  ADIs and overseas banks with a minimum risk grade equivalent of A3 / A–; and

▪                  Others with a minimum risk grade equivalent of A3 / A–.

Credit Portfolio Management (CPM) manages the Group’s corporate, sovereign and bank credit portfolios through monitoring the exposure and any offsetting hedge positions.

CPM purchases credit protection from entities meeting the criteria above and sells credit protection to diversify the Group’s credit risk.

Offsetting

Creditworthy customers domiciled in Australia and New Zealand may enter into formal agreements with the Group, permitting the Group to set-off gross credit and debit balances in their nominated accounts. Cross-border set-offs are not permitted.

Close-out netting is undertaken with counterparties with whom the Group has entered into a legally enforceable master netting agreement for their off-balance sheet financial market transactions in the event of default.

Further details of offsetting are provided in Note 24.

Central clearing (ASX/LCH)

The Group increasingly executes derivative transactions through central clearing counterparties. Central clearing counterparties mitigate risk through stringent membership requirements, the collection of margin against all trades placed, the default fund, and an explicitly defined order of priority of payments in the event of default.

196	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.2.3 Credit risk concentrations

Credit risk is concentrated when a number of counterparties are engaged in similar activities, have similar economic characteristics and thus may be similarly affected by changes in economic or other conditions.

The Group monitors its credit portfolio to manage risk concentrations and rebalance the portfolio.

Individual customers or groups of related customers

The Group has large exposure limits governing the aggregate size of credit exposure normally acceptable to individual customers and groups of related customers. These limits are tiered by customer risk grade.

Specific industries

Exposures to businesses, governments and other financial institutions are classified into a number of industry clusters based on related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against the Group’s industry risk appetite limits.

Individual countries

The Group has limits governing risks related to individual countries, such as political situations, government policies and economic conditions that may adversely affect either a customer’s ability to meet its obligations to the Group, or the Group’s ability to realise its assets in a particular country.

Maximum exposure to credit risk

The carrying amount of on-balance sheet financial assets (which comprises receivables due from financial institutions, trading securities and financial assets designated at fair value; derivatives; available-for-sale securities; loans; and regulatory deposits with central banks overseas) and undrawn credit commitments, represents the maximum exposure to credit risk (excluding any collateral received) as set out in the following tables.

The following tables set out the credit risk concentrations to which the Group and the Parent Entity are exposed for on-balance sheet financial assets and for undrawn credit commitments.

Life insurance assets are excluded as primarily the credit risk is passed on to the policyholder and backed by the policyholder liabilities.

The balances for trading securities and financial assets designated at fair value and available-for-sale securities exclude equity securities as the primary financial risk is not credit risk.

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets designated at fair value (Note 11)

▪                  51% (2015: 48%) were issued by financial institutions for the Group; 50% (2015: 47%) for the Parent Entity.

▪                  45% (2015: 47%) were issued by government or semi-government authorities for the Group; 45% (2015: 48%) for the Parent Entity.

▪                  66% (2015: 72%) were held in Australia by the Group; 72% (2015: 77%) by the Parent Entity.

Available-for-sale securities (Note12)

▪                  23% (2015: 24%) were issued by financial institutions for both the Group and Parent Entity.

▪                  77% (2015: 75%) were issued by government or semi-government authorities for the Group; 77% (2015: 76%) for the Parent Entity.

▪                  90% (2015: 90%) were held in Australia by the Group; 97% (2015: 97%) by the Parent Entity.

Loans (Note 13)	▪ Note 13 provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 21)	▪ 74% (2015: 83%) were issued by financial institutions for both the Group and Parent Entity. ▪ 85% (2015: 88%) were held in Australia by the Group; 85% (2015: 89%) by the Parent Entity.

2016 Westpac Group Annual Report	197

Note 22. Financial risk (continued)

	2016			2015

	Total on	Undrawn		Total on	Undrawn
Consolidated	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet[1]	commitments	Total
Australia
Accommodation, cafes and restaurants	7,772	1,176	8,948	7,712	1,305	9,017
Agriculture, forestry and fishing	8,127	1,991	10,118	7,808	1,924	9,732
Construction	6,295	4,251	10,546	6,213	3,958	10,171
Finance and insurance	65,221	8,137	73,358	79,569	10,344	89,913
Government, administration and defence	50,711	1,171	51,882	48,367	912	49,279
Manufacturing	10,447	6,193	16,640	11,122	7,294	18,416
Mining	4,383	3,647	8,030	5,316	3,943	9,259
Property, property services and business services	61,983	19,611	81,594	60,357	19,848	80,205
Services	13,898	6,930	20,828	12,259	5,982	18,241
Trade	16,870	8,774	25,644	16,389	7,752	24,141
Transport and storage	10,322	4,665	14,987	11,151	4,112	15,263
Utilities	5,327	4,116	9,443	4,788	3,368	8,156
Retail Lending	418,816	83,153	501,969	390,617	80,230	470,847
Other	2,509	1,096	3,605	2,176	816	2,992
Total Australia	682,681	154,911	837,592	663,844	151,788	815,632
New Zealand
Accommodation, cafes and restaurants	610	119	729	542	105	647
Agriculture, forestry and fishing	8,080	818	8,898	7,441	697	8,138
Construction	1,207	541	1,748	1,204	565	1,769
Finance and insurance	10,692	1,728	12,420	9,166	2,073	11,239
Government, administration and defence	4,410	849	5,259	4,548	611	5,159
Manufacturing	2,864	1,758	4,622	2,683	1,497	4,180
Mining	301	249	550	426	76	502
Property, property services and business services	14,576	3,161	17,737	13,222	2,382	15,604
Services	2,652	1,259	3,911	2,378	1,106	3,484
Trade	3,600	1,660	5,260	3,285	1,464	4,749
Transport and storage	1,557	1,083	2,640	1,395	916	2,311
Utilities	2,370	1,437	3,807	1,631	1,382	3,013
Retail lending	32,192	8,780	40,972	27,844	8,118	35,962
Other	264	17	281	32	26	58
Total New Zealand	85,375	23,459	108,834	75,797	21,018	96,815
Other overseas
Accommodation, cafes and restaurants	118	15	133	111	13	124
Agriculture, forestry and fishing	52	1	53	587	491	1,078
Construction	53	259	312	247	138	385
Finance and insurance	7,435	3,838	11,273	11,143	3,764	14,907
Government, administration and defence	3,798	38	3,836	3,689	47	3,736
Manufacturing	2,661	4,454	7,115	3,947	5,438	9,385
Mining	590	2,015	2,605	778	3,378	4,156
Property, property services and business services	1,099	405	1,504	812	559	1,371
Services	99	96	195	183	231	414
Trade	3,464	3,409	6,873	2,898	3,631	6,529
Transport and storage	1,231	315	1,546	1,175	710	1,885
Utilities	485	193	678	746	313	1,059
Retail lending	1,120	38	1,158	1,191	38	1,229
Other	1	35	36	77	36	113
Total other overseas	22,206	15,111	37,317	27,584	18,787	46,371
Total gross credit risk	790,262	193,481	983,743	767,225	191,593	958,818

1           Comparatives have been revised for consistency.

198	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

	2016			2015

	Total on	Undrawn		Total on	Undrawn
Parent Entity	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet[1]	commitments	Total
Australia
Accommodation, cafes and restaurants	7,655	1,176	8,831	7,561	1,305	8,866
Agriculture, forestry and fishing	7,947	1,989	9,936	7,570	1,921	9,491
Construction	5,495	4,250	9,745	5,214	3,957	9,171
Finance and insurance	63,837	8,137	71,974	78,214	10,344	88,558
Government, administration and defence	50,646	1,171	51,817	48,308	912	49,220
Manufacturing	10,073	6,191	16,264	10,668	7,292	17,960
Mining	4,290	3,646	7,936	5,161	3,942	9,103
Property, property services and business services	60,544	19,603	80,147	58,576	19,831	78,407
Services	13,191	6,929	20,120	11,570	5,959	17,529
Trade	16,347	8,747	25,094	15,723	7,723	23,446
Transport and storage	9,762	4,660	14,422	10,255	4,102	14,357
Utilities	5,295	4,116	9,411	4,750	3,368	8,118
Retail Lending	414,718	83,154	497,872	384,424	80,230	464,654
Other	2,321	1,096	3,417	1,505	811	2,316
Total Australia	672,121	154,865	826,986	649,499	151,697	801,196
New Zealand
Accommodation, cafes and restaurants	-	-	-	1	-	1
Agriculture, forestry and fishing	55	26	81	73	6	79
Construction	10	15	25	9	13	22
Finance and insurance	4,449	172	4,621	4,212	61	4,273
Government, administration and defence	818	85	903	1,351	24	1,375
Manufacturing	219	145	364	219	116	335
Mining	6	5	11	1	-	1
Property, property services and business services	115	34	149	98	37	135
Services	132	57	189	60	4	64
Trade	257	260	517	240	209	449
Transport and storage	67	57	124	57	209	266
Utilities	622	225	847	446	204	650
Retail lending	10	14	24	6	14	20
Other	1	-	1	32	-	32
Total New Zealand	6,761	1,095	7,856	6,805	897	7,702
Other overseas
Accommodation, cafes and restaurants	100	14	114	93	13	106
Agriculture, forestry and fishing	51	1	52	586	491	1,077
Construction	41	253	294	204	132	336
Finance and insurance	7,176	3,821	10,997	10,703	3,763	14,466
Government, administration and defence	3,230	38	3,268	2,721	47	2,768
Manufacturing	2,500	4,357	6,857	3,915	5,290	9,205
Mining	585	2,001	2,586	777	3,360	4,137
Property, property services and business services	851	396	1,247	584	536	1,120
Services	164	95	259	145	230	375
Trade	3,143	3,284	6,427	2,752	3,469	6,221
Transport and storage	998	297	1,295	859	685	1,544
Utilities	473	191	664	726	308	1,034
Retail lending	556	30	586	617	25	642
Other	-	5	5	75	6	81
Total other overseas	19,868	14,783	34,651	24,757	18,355	43,112
Total gross credit risk	698,750	170,743	869,493	681,061	170,949	852,010

1           Comparatives have been revised for consistency.

2016 Westpac Group Annual Report	199

Note 22. Financial risk (continued)

22.2.4 Credit quality of financial assets

An asset is considered to be past due when any payment under the contractual terms has been missed. The entire contractual balance is considered to be past due, rather than only the overdue portion. Assets may be overdue for a number of reasons, including late payments or incomplete documentation. Late payment may be influenced by the timing of weekends and holidays. This does not always align with the underlying basis by which credit risk is managed.

The tables below segregate the financial assets of the Group and Parent Entity between financial assets that are neither past due nor impaired, past due but not impaired and impaired. The credit quality of financial assets that are neither past due nor impaired is determined by reference to the credit risk ratings system (refer to Note 22.2.1).

	Neither past due nor impaired
Consolidated 2016 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	17,015	-	-	17,015	-	-	17,015	-	17,015
Receivables due from other financial institutions	9,908	43	-	9,951	-	-	9,951	-	9,951
Trading securities and financial assets designated at fair value[1]	20,845	15	-	20,860	-	-	20,860	-	20,860
Derivative financial instruments	30,931	1,224	71	32,226	-	1	32,227	-	32,227
Available-for-sale securities[1]	59,962	616	-	60,578	-	-	60,578	-	60,578
Loans:
Loans - housing and personal	338,648	119,094	1,960	459,702	15,067	515	475,284	(1,320)	473,964
Loans - business	86,959	93,226	4,472	184,657	3,671	1,644	189,972	(2,010)	187,962
Regulatory deposits with central banks overseas	1,169	221	-	1,390	-	-	1,390	-	1,390
Other financial assets[2]	4,098	357	11	4,466	31	4	4,501	-	4,501
Total	569,535	214,796	6,514	790,845	18,769	2,164	811,778	(3,330)	808,448

	Neither past due nor impaired
Consolidated 2015 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	14,770	-	-	14,770	-	-	14,770	-	14,770
Receivables due from other financial institutions	9,583	-	-	9,583	-	-	9,583	-	9,583
Trading securities and financial assets designated at fair value[1,3]	27,014	16	2	27,032	-	-	27,032	-	27,032
Derivative financial instruments	47,137	927	109	48,173	-	-	48,173	-	48,173
Available-for-sale securities[1,3]	53,922	841	21	54,784	-	-	54,784	-	54,784
Loans:
Loans - housing and personal	317,870	107,349	1,512	426,731	14,439	497	441,667	(1,197)	440,470
Loans - business	83,938	92,020	3,851	179,809	3,470	1,398	184,677	(1,831)	182,846
Regulatory deposits with central banks overseas	1,042	163	104	1,309	-	-	1,309	-	1,309
Other financial assets[2]	2,666	365	10	3,041	33	3	3,077	-	3,077
Total	557,942	201,681	5,609	765,232	17,942	1,898	785,072	(3,028)	782,044

1                Equity securities are excluded from these balances and as result the total carrying value will not represent the balance reported on the balance sheet.

2                Other financial assets include accrued interest of $1,118 million (2015: $1,143 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,195 million (2015: $740 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

3                Comparatives have been revised for consistency.

200	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

	Neither past due nor impaired
Parent Entity 2016 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	15,186	-	-	15,186	-	-	15,186	-	15,186
Receivables due from other financial institutions	8,282	43	-	8,325	-	-	8,325	-	8,325
Trading securities and financial assets designated at fair value[1]	18,491	9	-	18,500	-	-	18,500	-	18,500
Derivative financial instruments	30,796	1,222	71	32,089	-	1	32,090	-	32,090
Available-for-sale securities[1]	56,111	6	-	56,117	-	-	56,117	-	56,117
Loans:
Loans - housing and personal	320,916	89,510	1,509	411,935	13,713	425	426,073	(1,033)	425,040
Loans - business	73,671	75,651	2,533	151,855	3,122	1,399	156,376	(1,677)	154,699
Regulatory deposits with central banks overseas	1,169	100	-	1,269	-	-	1,269	-	1,269
Due from subsidiaries	143,549	-	-	143,549	-	-	143,549	-	143,549
Other financial assets[2]	3,449	269	7	3,725	27	3	3,755	-	3,755
Total	671,620	166,810	4,120	842,550	16,862	1,828	861,240	(2,710)	858,530

	Neither past due nor impaired
Parent Entity 2015 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	13,372	-	-	13,372	-	-	13,372	-	13,372
Receivables due from other financial institutions	8,741	-	-	8,741	-	-	8,741	-	8,741
Trading securities and financial assets designated at fair value[1,3]	24,761	2	2	24,765	-	-	24,765	-	24,765
Derivative financial instruments	46,505	926	109	47,540	-	-	47,540	-	47,540
Available-for-sale securities[1,3]	50,292	2	21	50,315	-	-	50,315	-	50,315
Loans:
Loans - housing and personal	305,373	75,388	1,034	381,795	12,750	364	394,909	(993)	393,916
Loans - business	75,366	71,329	3,061	149,756	2,832	1,051	153,639	(1,480)	152,159
Regulatory deposits with central banks overseas	1,042	6	104	1,152	-	-	1,152	-	1,152
Due from subsidiaries	145,560	-	-	145,560	-	-	145,560	-	145,560
Other financial assets[2]	2,166	256	7	2,429	27	2	2,458	-	2,458
Total	673,178	147,909	4,338	825,425	15,609	1,417	842,451	(2,473)	839,978

1                Equity securities are excluded from these balances and as a result the total carrying value will not represent the balance reported on the balance sheet.

2                Other financial assets include accrued interest of $948 million (2015: $957 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,192 million (2015: $725 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

3                Comparatives have been revised for consistency.

Details of collateral held in support of these balances are provided in Note 22.2.8.

2016 Westpac Group Annual Report	201

Note 22. Financial risk (continued)

22.2.5 Financial assets that are past due, but not impaired

Financial assets that were past due, but not impaired, can be disaggregated based on days overdue at 30 September as follows:

Consolidated	2016				2015
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans – housing and personal	3,681	8,834	2,552	15,067	3,997	8,867	1,575	14,439
Loans – business	1,052	2,154	465	3,671	838	2,151	481	3,470
Other financial assets	8	18	5	31	9	20	4	33
Total[1]	4,741	11,006	3,022	18,769	4,844	11,038	2,060	17,942

1    Comparatives have been revised for consistency.

Parent Entity	2016				2015
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans – housing and personal	3,258	7,951	2,504	13,713	3,648	7,573	1,529	12,750
Loans – business	878	1,869	375	3,122	640	1,860	332	2,832
Other financial assets	7	15	5	27	8	16	3	27
Total	4,143	9,835	2,884	16,862	4,296	9,449	1,864	15,609

Details of collateral held in support of these balances are provided in Note 22.2.8.

22.2.6 Items 90 days past due, or otherwise in default, and not impaired

These include financial assets that are:

▪     currently 90 days or more past due but well secured;

▪     assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

▪     other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

Consolidated	Gross amount
$m	2016	2015	2014
Australia	3,075	2,149	2,134
New Zealand	89	130	85
Other Overseas	17	13	22
Total	3,181	2,292	2,241

22.2.7 Impaired loans

The determination of the provision for impairment is one of the Group’s critical accounting assumptions and estimates.  Details of this and the Group’s accounting policy for the provision for impairment charges are discussed in Notes 6 and 14.

Impaired loans are those for which there is objective evidence that their principal or interest payments may not be recoverable. These include:

▪                  Non-performing loans (aligned to an impaired internal credit risk grade);

▪                  Unsecured facilities including overdrafts, personal loans and revolving credit facilities which are greater than 90 days past due; and

▪                  Restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

202	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

Consolidated	2016			2015
$m	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Individually impaired
Gross amount	136	1,472	1,608	168	1,287	1,455
Impairment provision	(76)	(793)	(869)	(88)	(581)	(669)
Carrying amount	60	679	739	80	706	786
Collectively impaired
Gross amount	379	172	551	329	111	440
Impairment provision	(173)	(25)	(198)	(178)	(30)	(208)
Carrying amount	206	147	353	151	81	232
Total gross amount	515	1,644	2,159	497	1,398	1,895
Total impairment provision	(249)	(818)	(1,067)	(266)	(611)	(877)
Total carrying amount	266	826	1,092	231	787	1,018

Parent Entity	2016			2015
$m	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Individually impaired
Gross amount	104	1,237	1,341	110	946	1,056
Impairment provision	(63)	(689)	(752)	(64)	(479)	(543)
Carrying amount	41	548	589	46	467	513
Collectively impaired
Gross amount	321	162	483	254	105	359
Impairment provision	(146)	(24)	(170)	(141)	(28)	(169)
Carrying amount	175	138	313	113	77	190
Total gross amount	425	1,399	1,824	364	1,051	1,415
Total impairment provision	(209)	(713)	(922)	(205)	(507)	(712)
Total carrying amount	216	686	902	159	544	703

2016 Westpac Group Annual Report	203

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by type and geography of impaired loans at 30 September, is summarised in the table below:

Consolidated
$m	2016	2015	2014	2013	2012
Australia
Non-performing loans
Gross amount	1,589	1,220	1,580	2,574	3,212
Impairment provision	(769)	(572)	(697)	(1,099)	(1,199)
Net	820	648	883	1,475	2,013
Restructured loans
Gross amount	13	22	34	34	43
Impairment provision	(11)	(12)	(23)	(23)	(19)
Net	2	10	11	11	24
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	267	252	203	181	186
Impairment provision	(159)	(164)	(132)	(126)	(126)
Net	108	88	71	55	60
New Zealand
Non-performing loans
Gross amount	218	348	397	586	743
Impairment provision	(95)	(104)	(130)	(210)	(224)
Net	123	244	267	376	519
Restructured loans
Gross amount	16	17	-	-	-
Impairment provision	(4)	(4)	-	-	-
Net	12	13	-	-	-
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	10	10	13	14	12
Impairment provision	(7)	(7)	(9)	(9)	(7)
Net	3	3	4	5	5
Other Overseas
Non-performing loans
Gross amount	44	25	53	89	79
Impairment provision	(21)	(13)	(35)	(54)	(40)
Net	23	12	18	35	39
Restructured loans
Gross amount	2	-	59	122	110
Impairment provision	(1)	-	(21)	(33)	(25)
Net	1	-	38	89	85
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	-	1	1	-	1
Impairment provision	-	(1)	-	-	(1)
Net	-	-	1	-	-
Total net impaired assets	1,092	1,018	1,293	2,046	2,745

Details of collateral held in support of these balances are provided in Note 22.2.8.

204	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

The following table summarises the interest received and forgone on non-performing loans and restructured financial assets:

Consolidated 2016
$m	Australia	Overseas	Total
Interest received	2	12	14
Interest forgone	76	2	78

22.2.8 Collateral held

Loans

The Group analyses the coverage of the loan portfolio which is secured by the collateral that it holds.  Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

The Group’s loan portfolio has the following coverage from collateral held:

Neither past due nor impaired

Consolidated	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	96.7	53.5	84.3	96.1	51.3	82.8
Partially secured	1.1	25.7	8.2	1.4	24.8	8.4
Unsecured	2.2	20.8	7.5	2.5	23.9	8.8
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	97.7	55.1	86.3	97.5	51.5	84.6
Partially secured	0.3	23.9	6.6	0.3	23.7	6.9
Unsecured	2.0	21.0	7.1	2.2	24.8	8.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Past due but not impaired

Consolidated	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	92.7	47.9	84.0	92.5	48.6	84.1
Partially secured	3.0	28.9	8.0	2.6	27.7	7.4
Unsecured	4.3	23.2	8.0	4.9	23.7	8.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

2016 Westpac Group Annual Report	205

Note 22. Financial risk (continued)

Parent Entity	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	95.7	47.8	86.8	95.4	47.5	86.8
Partially secured	0.6	26.9	5.5	0.7	26.2	5.3
Unsecured	3.7	25.3	7.7	3.9	26.3	7.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired

Consolidated	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	63.9	11.4	24.0	59.2	23.2	32.6
Partially secured	13.0	35.4	30.0	16.3	34.8	29.9
Unsecured	23.1	53.2	46.0	24.5	42.0	37.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2016			2015
%	Loans – Housing and Personal	Loans – Business	Total	Loans – Housing and Personal	Loans – Business	Total
Fully secured	69.6	9.9	23.8	67.6	17.3	30.2
Partially secured	6.4	38.5	31.0	6.9	34.7	27.6
Unsecured	24.0	51.6	45.2	25.5	48.0	42.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Cash, primarily for derivatives	1,788	4,057	1,730	3,465
Securities under reverse repurchase agreements[1]	3,260	3,983	3,260	3,983
Securities under derivatives and stock borrowing[1]	135	152	135	152
Total other collateral held	5,183	8,192	5,125	7,600

1           Securities received as collateral are not recognised on the Group’s balance sheet.

22.3              Funding and liquidity risk

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

Stress testing is carried out to assess Westpac’s ability to meet cash flow obligations under a range of market conditions and scenarios. These scenarios inform liquidity limits and strategic planning.

The Liquidity Coverage Ratio (LCR) requires banks to hold sufficient high-quality liquid assets, as defined by APRA, to withstand 30 days under a regulator-defined acute stress scenario. The LCR came into effect on 1 January 2015. Westpac maintains a buffer over the regulatory minimum of 100%.

206	2016 Westpac Group Annual Report

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

▪                  principal repayments on loans;

▪                  interest income; and

▪                  fee income.

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes targeting greater than 75% of total funding from stable sources. Stable sources include customer deposits, wholesale term funding with residual maturity greater than 12 months, securitisation and equity.

The Group’s overall funding composition saw a 104 basis point increase in stable sources in 2016 due mainly to an increase in customer deposits and equity.

%	2016	2015
Customer deposits	60.9	59.3
Wholesale term funding with residual maturity greater than 12 months	15.0	15.4
Wholesale funding with a residual maturity less than 12 months	15.2	16.2
Securitisation	1.2	1.7
Equity	7.7	7.4
Group’s total funding	100.0	100.0

Movements in the Group’s funding composition in 2016 included:

▪     Customer deposits increased by 161 basis points to 60.9% of the Group’s total funding at 30 September 2016, reflecting growth in term deposits.

▪     Long term funding with a residual maturity greater than 12 months decreased, down 36 basis points to 15.0%, as did funding from securitisation, down 47 basis points to 1.2%.

▪     Wholesale funding with a residual maturity less than 12 months also decreased, down 104 basis points to 15.2%. This portfolio had a weighted average maturity of 134 days and is more than covered by the $144.3 billion of unencumbered repo-eligible liquid assets and cash held by the Group.

▪     Funding from equity increased by 27 basis points to 7.7% mainly due to impact of the Share Entitlement Offer in November 2015.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, debt investors, currencies, maturities and products is an important part of managing liquidity risk. Westpac is the only major Australian bank with an active Auto ABS capability, the only Australian bank with access to the US SEC registered market and a regular issuer of RMBS (See Note 19).

In Full Year 2016 the Group raised $41.8 billion of term wholesale funding with a weighted average maturity of 5.4 years (excluding securitisation). This included benchmark senior and covered bond trades in all major currencies, an auto ABS transaction in A$, as well as smaller senior bond trades and private placements. New term issuance also included $3.6 billion of Basel III compliant Additional Tier 1 and Tier 2 capital (see Note 20).

Borrowings and outstanding issuances from existing debt programs at 30 September 2016 can be found in Note 16, Note 17, Note 19 and Note 20.

2016 Westpac Group Annual Report	207

Note 22. Financial risk (continued)

Liquid assets

Treasury holds a portfolio of high-quality liquid assets as a buffer against unforeseen funding requirements. These assets are eligible for repurchase agreements with the Reserve Bank of Australia (RBA) or another central bank and are held in cash, Government, State Government and highly rated investment grade securities. The level of liquid asset holdings is reviewed frequently and is consistent with both the requirements of the balance sheet and market conditions.

Liquid assets that qualify as eligible collateral for repurchase agreements with a central bank (including internal securitisation) have increased by $5.3 billion to $126.3 billion over the last 12 months.

Given the limited amount of government debt in Australia, the RBA, jointly with APRA, has made available to Australian ADIs a CLF that subject to satisfaction of qualifying conditions can be accessed to help meet the LCR requirement. In order to access the CLF, ADIs are required to pay a fee of 15 basis points (0.15%) p.a. to the RBA on the approved facility. The Group has received approval from APRA for a CLF of $49.1 billion for the 2017 calendar year (2016: $58.6 billion).

A summary of the Group’s liquid asset holdings is as follows:

	2016		2015
$m	Actual	Average	Actual	Average
Cash	16,221	19,889	14,375	18,159
Receivables due from other financial institutions	1,088	618	11	355
Trading securities and financial assets designated at fair value	10,062	7,537	10,968	16,898
Available-for-sale securities	60,193	55,645	52,815	43,098
Loans[1]	56,057	56,481	57,249	61,111
Regulatory deposits with central banks	663	493	201	269
Total liquid assets	144,284	140,663	135,619	139,890

1           Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

Credit ratings

As at 30 September 2016 the Parent Entity’s credit ratings were:

2016	Short-term	Long-term	Outlook
S&P Global Ratings	A-1+	AA-	Negative
Moody’s Investors Services	P-1	Aa2	Negative
Fitch Ratings	F1+	AA-	Stable

If Westpac’s credit ratings were to be lowered from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than currently paid on our wholesale borrowings.

On 7 July 2016, S&P affirmed Westpac’s credit rating at AA-, however, as a result of S&P revising the outlook for the Australian sovereign rating to ‘negative’ from ‘stable’, Westpac’s outlook was also revised to ‘negative’ from ‘stable’.

On 18 August 2016, Moody’s affirmed Westpac’s credit rating at Aa2, but revised the outlook to ‘negative’ from ‘stable’. The revision in outlook follows Moody’s revision of the Australian Macro Profile to ‘Very Strong-’ from ‘Very Strong’.

22.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral to other financial institutions, as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 25, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Cash[1]	8,177	8,079	7,490	8,064
Cash deposit on stock borrowed	18	31	18	31
Securities (including certificates of deposit)	3,041	1,854	3,041	1,854
Securities pledged under repurchase agreements	11,647	15,651	11,265	15,651
Total amount pledged to secure liabilities	22,883	25,615	21,814	25,600

1    Primarily comprised of Receivables due from other financial institutions.

208	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.3.4 Contractual maturity of financial liabilities

The tables below present cash flows associated with financial liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the future contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

Cash flows associated with financial liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date. Derivative liabilities designed for hedging purposes are expected to be held for their remaining contractual lives, and reflect gross cash flows over the remaining contractual term.

Derivatives held for trading and certain liabilities classified in “Other financial liabilities at fair value through income statement” are not managed for liquidity purposes on the basis of their contractual maturity, and accordingly these liabilities are presented in the up to 1 month column. Only the liabilities that the Group manages based on their contractual maturity are presented on a contractual undiscounted basis in the tables below.

Consolidated 2016 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Financial liabilities
Payables due to other financial institutions	12,798	2,696	2,596	177	-	18,267
Deposits and other borrowings	315,122	82,287	102,111	16,880	425	516,825
Other financial liabilities at fair value through income statement	3,301	1,403	-	-	-	4,704
Derivative financial instruments:
Held for trading	28,588	-	-	-	-	28,588
Held for hedging purposes (net settled)	99	283	1,140	3,196	498	5,216
Held for hedging purposes (gross settled):
Cash outflow	2,205	4,140	9,958	6,418	722	23,443
Cash inflow	(2,137)	(3,641)	(8,625)	(5,564)	(628)	(20,595)
Debt issues	3,443	15,693	44,516	100,127	14,306	178,085
Other financial liabilities	1,967	543	2,443	-	-	4,953
Total financial liabilities excluding loan capital	365,386	103,404	154,139	121,234	15,323	759,486
Loan capital	-	85	257	4,353	13,275	17,970
Total undiscounted financial liabilities	365,386	103,489	154,396	125,587	28,598	777,456
Total contingent liabilities and commitments
Letters of credit and guarantees	16,435	-	-	-	-	16,435
Commitments to extend credit	176,811	-	-	-	-	176,811
Other commitments	235	-	-	-	-	235
Total undiscounted contingent liabilities and commitments	193,481	-	-	-	-	193,481

2016 Westpac Group Annual Report	209

Note 22. Financial risk (continued)

Consolidated 2015 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Financial liabilities
Payables due to other financial institutions	14,941	2,331	1,221	349	-	18,842
Deposits and other borrowings	306,518	78,744	79,312	12,998	233	477,805
Other financial liabilities at fair value through income statement	5,941	2,250	251	432	372	9,246
Derivative financial instruments:
Held for trading	43,475	-	-	-	-	43,475
Held for hedging purposes (net settled)	129	221	1,050	2,743	333	4,476
Held for hedging purposes (gross settled):
Cash outflow	3,687	4,152	5,621	2,466	992	16,918
Cash inflow	(3,580)	(3,965)	(5,393)	(2,197)	(977)	(16,112)
Debt issues	5,369	12,930	49,385	98,791	13,750	180,225
Other financial liabilities	1,289	563	2,533	-	-	4,385
Total financial liabilities excluding loan capital	377,769	97,226	133,980	115,582	14,703	739,260
Loan capital[1]	573	171	231	2,805	11,710	15,490
Total undiscounted financial liabilities[1]	378,342	97,397	134,211	118,387	26,413	754,750
Total contingent liabilities and commitments
Letters of credit and guarantees[1]	17,018	-	-	-	-	17,018
Commitments to extend credit	174,391	-	-	-	-	174,391
Other commitments	184	-	-	-	-	184
Total undiscounted contingent liabilities and commitments[1]	191,593	-	-	-	-	191,593

1           Comparatives have been revised for consistency.

Parent Entity 2016 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Financial liabilities
Payables due to other financial institutions	12,782	2,696	2,544	177	-	18,199
Deposits and other borrowings	286,669	66,726	89,864	15,181	405	458,845
Other financial liabilities at fair value through income statement	2,920	1,403	-	-	-	4,323
Derivative financial instruments:
Held for trading	29,223	-	-	-	-	29,223
Held for hedging purposes (net settled)	81	228	901	2,887	494	4,591
Held for hedging purposes (gross settled):
Cash outflow	2,182	3,872	6,671	2,473	120	15,318
Cash inflow	(2,127)	(3,464)	(5,889)	(2,329)	(113)	(13,922)
Debt issues	2,900	14,221	37,773	86,633	11,969	153,496
Due to subsidiaries	142,808	-	-	-	-	142,808
Other financial liabilities	1,932	480	2,159	-	-	4,571
Total financial liabilities excluding loan capital	479,370	86,162	134,023	105,022	12,875	817,452
Loan capital	-	85	257	4,353	13,275	17,970
Total undiscounted financial liabilities	479,370	86,247	134,280	109,375	26,150	835,422
Total contingent liabilities and commitments
Letters of credit and guarantees	15,725	-	-	-	-	15,725
Commitments to extend credit	154,783	-	-	-	-	154,783
Other commitments	235	-	-	-	-	235
Total undiscounted contingent liabilities and commitments	170,743	-	-	-	-	170,743

210	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2015 $m	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Financial liabilities
Payables due to other financial institutions	14,490	2,332	1,221	201	-	18,244
Deposits and other borrowings	279,413	66,983	69,461	11,183	233	427,273
Other financial liabilities at fair value through income statement	5,941	2,250	251	432	372	9,246
Derivative financial instruments:
Held for trading	43,917	-	-	-	-	43,917
Held for hedging purposes (net settled)	109	192	801	2,431	324	3,857
Held for hedging purposes (gross settled):
Cash outflow	3,631	3,586	5,511	778	176	13,682
Cash inflow	(3,526)	(3,444)	(5,306)	(745)	(169)	(13,190)
Debt issues	4,817	10,568	42,765	83,412	10,683	152,245
Due to subsidiaries	144,650	-	-	-	-	144,650
Other financial liabilities	1,243	491	2,210	-	-	3,944
Total financial liabilities excluding loan capital	494,685	82,958	116,914	97,692	11,619	803,868
Loan capital[1]	573	171	231	2,805	11,710	15,490
Total undiscounted financial liabilities[1]	495,258	83,129	117,145	100,497	23,329	819,358
Total contingent liabilities and commitments
Letters of credit and guarantees[1]	16,390	-	-	-	-	16,390
Commitments to extend credit	154,375	-	-	-	-	154,375
Other commitments	184	-	-	-	-	184
Total undiscounted contingent liabilities and commitments[1]	170,949	-	-	-	-	170,949

1               Comparatives have been revised for consistency.

22.3.5 Expected maturity

The tables below present the balance sheet based on expected maturity dates, except for deposits, based on historical behaviours. The liability balances in the following tables will not agree to the contractual maturity tables (Note 22.3.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

2016 Westpac Group Annual Report	211

Note 22. Financial risk (continued)

Consolidated 2016 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	17,015	-	17,015
Receivables due from other financial institutions	9,951	-	9,951
Trading securities and financial assets designated at fair value	14,633	6,535	21,168
Derivative financial instruments	24,886	7,341	32,227
Available-for-sale securities	13,499	47,166	60,665
Loans (net of provisions)	88,962	572,964	661,926
Life insurance assets	7,409	6,783	14,192
Regulatory deposits with central banks overseas	776	614	1,390
Investments in associates	-	726	726
All other assets	5,621	14,321	19,942
Total assets	182,752	656,450	839,202
Liabilities
Payables due to other financial institutions	18,037	172	18,209
Deposits and other borrowings	497,072	15,999	513,071
Other financial liabilities at fair value through income statement	4,752	-	4,752
Derivative financial instruments	24,349	11,727	36,076
Debt issues	59,464	110,438	169,902
Life insurance liabilities	1,184	11,177	12,361
All other liabilities	9,935	910	10,845
Total liabilities excluding loan capital	614,793	150,423	765,216
Loan capital	2,173	13,632	15,805
Total liabilities	616,966	164,055	781,021
Net assets/(net liabilities)	(434,214)	492,395	58,181

212	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2015 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	14,770	-	14,770
Receivables due from other financial institutions	9,583	-	9,583
Trading securities and financial assets designated at fair value	19,613	7,841	27,454
Derivative financial instruments	36,479	11,694	48,173
Available-for-sale securities	13,687	41,146	54,833
Loans (net of provisions)	86,049	537,267	623,316
Life insurance assets	6,730	6,395	13,125
Regulatory deposits with central banks overseas	1,309	-	1,309
Investments in associates	-	756	756
All other assets	5,608	13,229	18,837
Total assets	193,828	618,328	812,156
Liabilities
Payables due to other financial institutions	18,437	294	18,731
Deposits and other borrowings	463,473	11,855	475,328
Other financial liabilities at fair value through income statement	9,226	-	9,226
Derivative financial instruments	33,511	14,793	48,304
Debt issues	62,076	108,978	171,054
Life insurance liabilities	770	10,789	11,559
All other liabilities	9,375	824	10,199
Total liabilities excluding loan capital	596,868	147,533	744,401
Loan capital	1,446	12,394	13,840
Total liabilities	598,314	159,927	758,241
Net assets/(net liabilities)	(404,486)	458,401	53,915

Parent Entity 2016 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	15,186	-	15,186
Receivables due from other financial institutions	8,325	-	8,325
Trading securities and financial assets designated at fair value	12,847	5,715	18,562
Derivative financial instruments	24,872	7,218	32,090
Available-for-sale securities	12,617	43,544	56,161
Loans (net of provisions)	70,686	509,053	579,739
Regulatory deposits with central banks overseas	655	614	1,269
Due from subsidiaries	143,549	-	143,549
Investments in subsidiaries	-	4,622	4,622
All other assets	4,598	11,619	16,217
Total assets	293,335	582,385	875,720
Liabilities
Payables due to other financial institutions	17,969	172	18,141
Deposits and other borrowings	441,290	14,452	455,742
Other financial liabilities at fair value through income statement	4,371	-	4,371
Derivative financial instruments	24,096	11,113	35,209
Debt issues	52,196	93,380	145,576
Due to subsidiaries	142,808	-	142,808
All other liabilities	8,063	804	8,867
Total liabilities excluding loan capital	690,793	119,921	810,714
Loan capital	2,173	13,632	15,805
Total liabilities	692,966	133,553	826,519
Net assets/(net liabilities)	(399,631)	448,832	49,201

2016 Westpac Group Annual Report	213

Note 22. Financial risk (continued)

Parent Entity 2015 $m	Due within 12 Months	Greater than 12 Months	Total
Assets
Cash and balances with central banks	13,372	-	13,372
Receivables due from other financial institutions	8,741	-	8,741
Trading securities and financial assets designated at fair value	17,883	7,013	24,896
Derivative financial instruments	36,417	11,123	47,540
Available-for-sale securities	12,138	38,206	50,344
Loans (net of provisions)	70,477	475,598	546,075
Regulatory deposits with central banks overseas	1,152	-	1,152
Due from subsidiaries	145,560	-	145,560
Investments in subsidiaries	-	4,585	4,585
All other assets	4,745	10,546	15,291
Total assets	310,485	547,071	857,556
Liabilities
Payables due to other financial institutions	17,987	146	18,133
Deposits and other borrowings	415,334	10,175	425,509
Other financial liabilities at fair value through income statement	9,226	-	9,226
Derivative financial instruments	33,457	14,593	48,050
Debt issues	56,002	88,713	144,715
Due to subsidiaries	143,885	-	143,885
All other liabilities	7,539	744	8,283
Total liabilities excluding loan capital	683,430	114,371	797,801
Loan capital	1,446	12,394	13,840
Total liabilities	684,876	126,765	811,641
Net assets/(net liabilities)	(374,391)	420,306	45,915

22.4              Market risk

22.4.1 Value-at-Risk

The Group uses VaR as one of the mechanisms for controlling both traded and non-traded market risk.

VaR is a statistical estimate of the potential loss in earnings over a specified period of time and to a given level of confidence based on historical market movements. The confidence level indicates the probability that the loss will not exceed the VaR estimate on any given day.

VaR seeks to take account of all material market variables that may cause a change in the value of the portfolio, including interest rates, foreign exchange rates, price changes, volatility and the correlations between these variables.

The key parameters of VaR are:

Holding period	1 day
Confidence level	99%
Period of historical data used	1 year
Stressed VaR measures	10 day, 99% confidence level

214	2016 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.4.2 Traded market risk

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

Consolidated and Parent Entity	2016			2015			2014
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	14.0	4.6	8.8	18.1	7.0	11.4	30.7	6.3	15.6
Foreign exchange risk	12.2	1.4	5.1	11.8	0.5	3.6	7.6	1.2	3.0
Equity risk	2.9	0.1	0.3	0.6	0.1	0.3	0.7	0.1	0.3
Commodity risk[1]	4.5	1.4	2.7	5.7	1.7	3.1	2.9	1.3	2.0
Other market risks[2]	6.0	2.6	3.6	6.7	2.9	4.6	11.3	5.4	9.2
Diversification effect	n/a	n/a	(8.0)	n/a	n/a	(7.2)	n/a	n/a	(8.2)
Net market risk	18.7	7.7	12.5	23.5	9.0	15.8	40.2	9.5	22.0

1               Includes electricity risk.

2               Include prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

22.4.3 Non-traded market risk

Non-traded market risk includes interest rate risk in the banking book (IRRBB) – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

Net interest income (NII) sensitivity is managed in terms of the NaR. A simulation model is used to calculate Westpac’s potential NaR. This combines the underlying balance sheet data with assumptions about run off and new business, expected repricing behaviour and changes in wholesale market interest rates. Simulations using a range of interest rate scenarios are used to provide a series of potential future NII outcomes. The interest rate scenarios modelled, over a three year time horizon using a 99% confidence interval, include those projected using historical market interest rate volatility as well as 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand. Additional stressed interest rate scenarios are also considered and modelled.

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (decrease) over the next 12 months as a percentage of reported net interest income:

	2016				2015
%	As at	Maximum Exposure	Minimum Exposure	Average Exposure	As at	Maximum Exposure	Minimum Exposure	Average Exposure
Consolidated	0.89	1.08	0.14	0.47	0.12	0.66	(0.26)	0.23
Parent Entity	0.54	0.85	(0.11)	0.23	(0.11)	0.41	(0.50)	0.04

Value at Risk – IRRBB1

The table below depicts VaR for IRRBB:

	2016				2015
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	49.5	53.6	31.1	39.4	31.1	37.5	31.1	34.3

As at 30 September 2016 the Value at Risk – IRRBB for the Parent Entity was $42.9 million (2015: $44.4 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 21.

The same controls as used to monitor traded market risk allow management to continuously monitor and manage IRRBB.

1 IRRBB VaR includes interest rate risk, credit spread risk on liquid assets and other basis risks as used for internal management purposes. Comparatives have been revised for consistency.

2016 Westpac Group Annual Report	215

Note 22. Financial risk (continued)

Structural foreign exchange risk

Structural foreign exchange risk results from the generation of foreign currency denominated earnings and from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore earnings and capital is subject to change that could introduce significant variability to the Bank’s reported financial results and capital ratios. To minimise this impact, Westpac manages offshore earnings and capital on the following basis:

▪      New Zealand future earnings are overseen by Group Asset and Liability Committee (ALCO) and may be hedged as per policy approved by Group ALCO;

▪      Permanent capital (capital permanently employed in an offshore jurisdiction to meet regulatory, prudential and/or strategic requirements) of subsidiaries and branches is not hedged. However, hedges on permanently deployed capital may still be considered in light of the cyclical nature of currency valuations;

▪      Free capital (capital that can be repatriated at Westpac’s discretion), excluding capital denominated in minor currencies, may be fully hedged; and

▪      Minor currencies may not be hedged because of liquidity, expensive pricing and materiality.

Note 23. Fair values of financial assets and financial liabilities

Accounting policy

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

On initial recognition, the transaction price generally represents the fair value of the financial instrument unless there is observable information from an active market to the contrary. Where unobservable information is used, the difference between the transaction price and the fair value (day one profit or loss) is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

Critical accounting assumptions and estimates

The majority of valuation models used by the Group employ only observable market data as inputs. However, for certain financial instruments data may be employed which is not readily observable in current markets.

The availability of observable inputs is influenced by factors such as:

▪ product type;

▪ depth of market activity;

▪ maturity of market models; and

▪ complexity of the transaction.

Where unobservable market data is used, more judgement is required to determine fair value. The significance of these judgements depends on the significance of the unobservable input to the overall valuation. Unobservable inputs are generally derived from other relevant market data and adjusted against:

▪ standard industry practice;

▪ economic models; and

▪ observed transaction prices.

In order to determine a reliable fair value for a financial instrument, management may apply adjustments to the techniques previously described. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting the fair value.

These adjustments incorporate bid/offer spreads, credit valuation adjustments and funding valuation adjustments.

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

▪                  the revaluation of financial instruments;

▪                  independent price verification;

▪                  fair value adjustments; and

▪                  financial reporting.

216	2016 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

A key element of the Framework is the WIB Revaluation Committee, comprising senior valuation specialists from within the Group. The WIB Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

The Group categorises all fair value instruments according to the hierarchy described below.

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

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices.  These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options
All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.

Foreign exchange products	Derivatives	FX spot and futures contracts

Commodity products	Derivatives	Commodity, energy and carbon futures

Equity products	Derivatives Trading securities and financial assets designated at fair value Other financial liabilities at fair value through income statement	Listed equities and equity indices

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Other financial liabilities at fair value through income statement	Australian and New Zealand Commonwealth government bonds

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

2016 Westpac Group Annual Report	217

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices.  Valuation techniques include:

▪                  the use of market standard discounting methodologies;

▪                  option pricing models; and

▪                  other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes:	Valuation
Interest rate derivatives	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates such as BBSW and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced through a consensus data provider.

Foreign exchange products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single Name and Index credit default swaps (CDS)

Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as level 3 instruments.

Commodity products	Derivatives	Commodity, energy and carbon derivatives

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. If consensus prices are not available, these are classified as level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar, offshore RMBS and other asset backed securities (ABS).

Valued using an industry approach to value floating rate debt with prepayment features. The main inputs to the model are the trading margin and the weighted average life (WAL) of the security. These inputs are sourced from a consensus data provider.  If consensus prices are not available these are classified as level 3 instruments.

218	2016 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 Instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Regulatory deposits Other financial liabilities through income statement	State and other government bonds, corporate bonds and commercial paper. Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities.	Valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in the applicable credit rating of Westpac.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

2016 Westpac Group Annual Report	219

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument’s valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation

Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian issued RMBS denominated in foreign currency and synthetic collateralised debt obligations (CDO)

Australian issued RMBS denominated in foreign currency is classified as level 3 as the trading margin is considered unobservable. Trading volumes in these instruments are low. Data from the Australian denominated RMBS market is used to derive the fair value for these instruments.

Synthetic CDOs are valued using a model that uses a combination of established analytic and numerical approaches. The model calculates the fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates. Some of the model inputs (e.g. correlations) are indirectly implied or unobservable.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Government securities (predominantly PNG government bonds)	Government securities from illiquid markets are classified as level 3. Fair value is monitored by reference to recent issuances.

220	2016 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

Consolidated	2016				2015
$m	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	2,431	17,897	840	21,168	2,446	24,001	1,007	27,454
Derivative financial instruments	21	32,163	43	32,227	39	48,090	44	48,173
Available-for-sale securities	5,047	54,914	704	60,665	2,071	51,811	918	54,800
Loans	-	5,562	-	5,562	-	7,076	-	7,076
Life insurance assets	5,076	9,116	-	14,192	4,560	8,565	-	13,125
Regulatory deposits with central banks overseas	-	1,008	-	1,008	-	945	-	945
Total financial assets carried at fair value[1]	12,575	120,660	1,587	134,822	9,116	140,488	1,969	151,573
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	44,227	-	44,227	-	46,239	-	46,239
Other financial liabilities at fair value through income statement	151	4,601	-	4,752	414	8,812	-	9,226
Derivative financial instruments	12	36,047	17	36,076	35	48,230	39	48,304
Debt issues at fair value	-	6,303	-	6,303	-	9,300	18	9,318
Life insurance liabilities	1,180	11,181	-	12,361	775	10,784	-	11,559
Total financial liabilities carried at fair value	1,343	102,359	17	103,719	1,224	123,365	57	124,646

Parent Entity	2016				2015
$m	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total	Quoted Market Prices (Level 1)	Valuation Techniques (Market Observable) (Level 2)	Valuation Techniques (Non-Market Observable) (Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	1,976	15,996	590	18,562	2,446	21,729	721	24,896
Derivative financial instruments	21	32,027	42	32,090	39	47,457	44	47,540
Available-for-sale securities	3,513	52,598	50	56,161	598	49,654	79	50,331
Loans	-	5,562	-	5,562	-	7,076	-	7,076
Regulatory deposits with central banks overseas	-	1,008	-	1,008	-	945	-	945
Total financial assets carried at fair value[1]	5,510	107,191	682	113,383	3,083	126,861	844	130,788
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	43,171	-	43,171	-	45,331	-	45,331
Other financial liabilities at fair value through income statement	151	4,220	-	4,371	414	8,812	-	9,226
Derivative financial instruments	12	35,180	17	35,209	35	47,978	37	48,050
Debt issues at fair value	-	3,589	-	3,589	-	6,415	-	6,415
Total financial liabilities carried at fair value	163	86,160	17	86,340	449	108,536	37	109,022

1                Comparatives have been revised for consistency.

2016 Westpac Group Annual Report	221

Note 23. Fair values of financial assets and financial liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels

During the year there were no material transfers between levels of the fair value hierarchy. Transfers into and out of Level 3 are reported using the fair values at the end of year and are discussed in the following table. These have occurred due to changes in observability in the significant inputs in the valuation models.

Reconciliation of non-market observables

The tables below summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (level 3):

Consolidated 2016 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Level 3 Assets	Derivatives	Debt Issues at Fair Value	Total Level 3 Liabilities
Balance as at beginning of year	1,007	44	918	1,969	39	18	57
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(1)	(6)	-	(7)	(12)	6	(6)
Available-for-sale reserve	-	-	2	2	-	-	-
Acquisitions and issues	83	15	3,135	3,233	11	-	11
Disposals and settlements	(245)	(11)	(3,215)	(3,471)	(17)	(24)	(41)
Transfers into or out of non-market observables	-	1	-	1	(4)	-	(4)
Foreign currency translation impacts	(4)	-	(136)	(140)	-	-	-
Balance as at end of year	840	43	704	1,587	17	-	17
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2016	(9)	9	-	-	(1)	-	(1)

Consolidated 2015 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Level 3 Assets	Derivatives	Debt Issues at Fair Value	Total Level 3 Liabilities
Balance as at beginning of year	988	5	822	1,815	30	18	48
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	8	1	5	14	28	-	28
Available-for-sale reserve	-	-	(1)	(1)	-	-	-
Acquisitions and issues	403	23	2,303	2,729	5	-	5
Disposals and settlements	(512)	(7)	(2,299)	(2,818)	(41)	-	(41)
Transfers into or out of non-market observables	13	22	-	35	17	-	17
Foreign currency translation impacts	107	-	88	195	-	-	-
Balance as at end of year	1,007	44	918	1,969	39	18	57
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2015	11	23	-	34	20	-	20

222	2016 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity 2016 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Level 3 Assets	Derivatives	Total Level 3 Liabilities
Balance as at beginning of year	721	44	79	844	37	37
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	8	(7)	-	1	(10)	(10)
Available-for-sale reserve	-	-	2	2	-	-
Acquisitions and issues	72	15	81	168	11	11
Disposals and settlements	(207)	(11)	(109)	(327)	(17)	(17)
Transfers into or out of non-market observables	-	1	-	1	(4)	(4)
Foreign currency translation impacts	(4)	-	(3)	(7)	-	-
Balance as at end of year	590	42	50	682	17	17
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2016	1	8	-	9	(1)	(1)

Parent Entity 2015 $m	Trading Securities and Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Level 3 Assets	Derivatives	Total Level 3 Liabilities
Balance as at beginning of year	779	5	170	954	30	30
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(5)	1	-	(4)	26	26
Available-for-sale reserve	-	-	(1)	(1)	-	-
Acquisitions and issues	319	23	68	410	5	5
Disposals and settlements	(484)	(7)	(184)	(675)	(41)	(41)
Transfers into or out of non-market observables	13	22	-	35	17	17
Foreign currency translation impacts	99	-	26	125	-	-
Balance as at end of year	721	44	79	844	37	37
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2015	1	23	-	24	18	18

2016 Westpac Group Annual Report	223

Note 23. Fair values of financial assets and financial liabilities (continued)

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $6 million (30 September 2015: $6 million profit).

Financial instruments not measured at fair value

For financial instruments not measured at fair value on a recurring basis, fair value has been derived as follows:

Instrument	Valuation
Loans

Where available, the fair value of loans is based on observable market transactions; otherwise fair value is estimated using discounted cash flow models. For variable rate loans, the discount rate used is the current effective interest rate. The discount rate applied for fixed rate loans reflects the market rate for the maturity of the loan and the credit worthiness of the borrower.

Deposits are other borrowings

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

All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

224	2016 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The following table summarises the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

Consolidated		2016
		Fair Value

			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	17,015	17,015	-	-	17,015
Receivables due from other financial institutions	9,951	7,128	1,887	936	9,951
Loans	656,364	-	-	657,594	657,594
Regulatory deposits with central banks overseas	382	382	-	-	382
Other financial assets	4,501	-	4,501	-	4,501
Total financial assets	688,213	24,525	6,388	658,530	689,443
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,209	1,615	16,594	-	18,209
Deposits and other borrowings	468,844	-	466,980	2,729	469,709
Debt issues[1]	163,599	-	164,811	-	164,811
Loan capital	15,805	-	15,773	-	15,773
Other financial liabilities	7,531	-	7,531	-	7,531
Total financial liabilities	673,988	1,615	671,689	2,729	676,033

1    The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

Consolidated		2015
		Fair Value

			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	14,770	14,770	-	-	14,770
Receivables due from other financial institutions	9,583	7,602	1,158	823	9,583
Available-for-sale securities	33	-	-	33	33
Loans	616,240	-	-	617,250	617,250
Regulatory deposits with central banks overseas	364	364	-	-	364
Other financial assets	3,077	-	3,077	-	3,077
Total financial assets[1]	644,067	22,736	4,235	618,106	645,077
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,731	4,037	14,694	-	18,731
Deposits and other borrowings	429,089	-	426,726	3,303	430,029
Debt issues[2]	161,736	-	162,107	-	162,107
Loan capital	13,840	-	13,495	-	13,495
Other financial liabilities	6,861	-	6,861	-	6,861
Total financial liabilities	630,257	4,037	623,883	3,303	631,223

1           Comparatives have been revised for consistency.

2           The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

2016 Westpac Group Annual Report	225

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity		2016
		Fair Value

			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	15,186	15,186	-	-	15,186
Receivables due from other financial institutions	8,325	6,441	1,884	-	8,325
Loans	574,177	-	-	574,947	574,947
Regulatory deposits with central banks overseas	261	261	-	-	261
Due from subsidiaries	143,549	-	-	143,549	143,549
Other financial assets	3,755	-	3,755	-	3,755
Total financial assets	745,253	21,888	5,639	718,496	746,023
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,141	1,557	16,584	-	18,141
Deposits and other borrowings	412,571	-	412,289	1,098	413,387
Debt issues	141,987	-	143,116	-	143,116
Due to subsidiaries	142,808	-	-	142,808	142,808
Loan capital	15,805	-	15,773	-	15,773
Other financial liabilities	6,832	-	6,832	-	6,832
Total financial liabilities	738,144	1,557	594,594	143,906	740,057

Parent Entity		2015
		Fair Value

			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	13,372	13,372	-	-	13,372
Receivables due from other financial institutions	8,741	7,586	1,155	-	8,741
Available-for-sale securities	13	-	-	13	13
Loans	538,999	-	-	539,451	539,451
Regulatory deposits with central banks overseas	207	207	-	-	207
Due from subsidiaries	145,560	-	-	145,560	145,560
Other financial assets	2,458	-	2,458	-	2,458
Total financial assets[1]	709,350	21,165	3,613	685,024	709,802
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,133	3,445	14,688	-	18,133
Deposits and other borrowings	380,178	-	379,681	1,349	381,030
Debt issues	138,300	-	138,628	-	138,628
Due to subsidiaries	143,885	-	-	143,885	143,885
Loan capital	13,840	-	13,495	-	13,495
Other financial liabilities	6,105	-	6,105	-	6,105
Total financial liabilities	700,441	3,445	552,597	145,234	701,276

1               Comparatives have been revised for consistency.

226	2016 Westpac Group Annual Report

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities

Accounting policy

Financial assets and liabilities are presented net in the balance sheet when the Group has a legally enforceable right to offset them in all circumstances and there is an intention to settle the asset and liability on a net basis, or to realise the asset and settle the liability simultaneously. The gross assets and liabilities behind the net amounts reported in the balance sheet are disclosed in the table below.

Some of the Group’s offsetting arrangements are not enforceable in all circumstances. The assets and liabilities under such agreements are also disclosed in the table below, to illustrate the net balance sheet amount if these future events should occur. The amounts in the tables below may not tie back to the balance sheet if there are balances which are not subject to offsetting arrangements. The amounts presented in this note do not represent the credit risk exposure of the Group or Parent Entity. Refer to Note 22.2 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section of Note 22.2.2.

Consolidated	Effects of Offsetting			Amounts Subject to Enforecable
	on Balance Sheet			Netting Arrangments But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2016
Assets
Receivables due from other financial institutions[1]	18	-	18	-	-	(17)	1
Derivative financial instruments	44,886	(12,659)	32,227	(22,551)	(1,774)	(118)	7,784
Securities purchased under agreement to resell[2]	3,260	-	3,260	-	(14)	(3,246)	-
Loans[3]	22,036	(21,963)	73	-	-	-	73
Other assets[4]	2,926	(2,148)	778	-	-	-	778
Total assets	73,126	(36,770)	36,356	(22,551)	(1,788)	(3,381)	8,636
Liabilities
Derivative financial instruments	50,110	(14,034)	36,076	(22,551)	(8,031)	(3,041)	2,453
Security repurchase agreements[5]	9,372	-	9,372	-	(1)	(9,371)	-
Deposits and other borrowings[3]	29,706	(21,963)	7,743	-	-	-	7,743
Other liabilities[4]	773	(773)	-	-	-	-	-
Total liabilities	89,961	(36,770)	53,191	(22,551)	(8,032)	(12,412)	10,196

2015
Assets
Receivables due from other financial institutions[1]	31	-	31	-	-	(30)	1
Derivative financial instruments	57,678	(9,505)	48,173	(33,696)	(4,046)	(122)	10,309
Securities purchased under agreement to resell[2]	3,982	-	3,982	-	(11)	(3,971)	-
Loans[3]	15,949	(15,757)	192	-	-	-	192
Other assets[4]	1,369	(959)	410	-	-	-	410
Total assets	79,009	(26,221)	52,788	(33,696)	(4,057)	(4,123)	10,912
Liabilities
Derivative financial instruments	58,671	(10,367)	48,304	(33,696)	(7,973)	(1,854)	4,781
Security repurchase agreements[5]	13,908	-	13,908	-	(6)	(13,902)	-
Deposits and other borrowings[3]	24,369	(15,757)	8,612	-	-	-	8,612
Other liabilities[4]	105	(97)	8	-	-	-	8
Total liabilities	97,053	(26,221)	70,832	(33,696)	(7,979)	(15,756)	13,401

1           Consist of stock borrowing arrangements, reported as part of cash collateral in Note 10.

2           Securities purchased under agreement to resell forms part of Note 11.

3           Consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 13 and part of deposits and other borrowings at amortised cost in Note 17.

4           Gross amounts consist of initial and variation margin held directly with central clearing counterparties, reported as part of Other in Note 27. Where variation margin is payable it is reported as part of Other in Note 29. Amounts offset relate to variation margin.

5           Security repurchase agreements form part of Note 16 recognised at amortised cost and part of Note 18 recognised at fair value through income statement.

2016 Westpac Group Annual Report	227

Note 24. Offsetting financial assets and financial liabilities (continued)

Parent Entity	Effects of Offsetting			Amounts Subject to Enforecable
	on Balance Sheet			Netting Arrangments But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2016
Assets
Receivables due from other financial institutions[1]	18	-	18	-	-	(17)	1
Derivative financial instruments	44,749	(12,659)	32,090	(22,431)	(1,716)	(118)	7,825
Securities purchased under agreement to resell[2]	3,260	-	3,260	-	(14)	(3,246)	-
Loans[3]	22,036	(21,963)	73	-	-	-	73
Other assets[4]	2,926	(2,148)	778	-	-	-	778
Total assets	72,989	(36,770)	36,219	(22,431)	(1,730)	(3,381)	8,677
Liabilities
Derivative financial instruments	49,243	(14,034)	35,209	(22,431)	(7,344)	(3,041)	2,393
Security repurchase agreements[5]	8,991	-	8,991	-	(1)	(8,990)	-
Deposits and other borrowings[3]	29,706	(21,963)	7,743	-	-	-	7,743
Other liabilities[4]	773	(773)	-	-	-	-	-
Total liabilities	88,713	(36,770)	51,943	(22,431)	(7,345)	(12,031)	10,136

2015
Assets
Receivables due from other financial institutions[1]	31	-	31	-	-	(30)	1
Derivative financial instruments	57,045	(9,505)	47,540	(33,510)	(3,454)	(122)	10,454
Securities purchased under agreement to resell[2]	3,982	-	3,982	-	(11)	(3,971)	-
Loans[3]	15,949	(15,757)	192	-	-	-	192
Other assets[4]	1,369	(959)	410	-	-	-	410
Total assets	78,376	(26,221)	52,155	(33,510)	(3,465)	(4,123)	11,057
Liabilities
Derivative financial instruments	58,417	(10,367)	48,050	(33,510)	(7,958)	(1,854)	4,728
Security repurchase agreements[5]	13,908	-	13,908	-	(6)	(13,902)	-
Deposits and other borrowings[3]	24,369	(15,757)	8,612	-	-	-	8,612
Other liabilities[4]	105	(97)	8	-	-	-	8
Total liabilities	96,799	(26,221)	70,578	(33,510)	(7,964)	(15,756)	13,348

1           Consist of stock borrowing arrangements, reported as part of cash collateral in Note 10.

2           Securities purchased under agreement to resell form part of Note 11.

3           Consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 13 and part of deposits and other borrowings at amortised cost in Note 17.

4           Gross amounts consist of initial and variation margin held directly with central clearing counterparties, reported as part of other in Note 27. Where variation margin is payable it is reported as part of other in Note 29. Amounts offset relate to variation margin.

5           Security repurchase agreements form part of Note 16 recognised at amortised cost and part of Note 18 recognised at fair value through income statement.

Other recognised financial instruments

These financial assets and liabilities are subject to master netting agreements which are not enforceable in all circumstances, so they are recognised gross in the balance sheet. The offsetting rights of the master netting arrangements can only be enforced if a predetermined event occurs in the future, such as a counterparty defaulting.

Cash collateral and financial instrument collateral

These amounts are received or pledged under master netting arrangements against the gross amounts of assets and liabilities. Financial instrument collateral typically comprises securities which can be readily liquidated in the event of counterparty default. The offsetting rights of the master netting arrangement can only be enforced if a predetermined event occurs in the future, such as a counterparty defaulting.

228	2016 Westpac Group Annual Report

Notes to the financial statements

Note 25. Securitisation, covered bonds and other transferred assets

The Group enters into transactions in the normal course of business by which financial assets are transferred to counterparties or structured entities. Depending on the circumstances, these transfers may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer. For the Group’s accounting policy on derecognition of financial assets refer to the notes to the financial statements section before Note 10 titled ‘Financial assets and financial liabilities’.

Securitisation

Securitisation is the transferring of assets (or an interest in either the assets or the cash flows arising from the assets) to a structured entity which then issues interest bearing debt securities to third party investors.

Own assets securitised

Securitisation of its own assets is used by Westpac as a funding, liquidity and capital management tool.

For securitisation structured entities which Westpac controls, as defined in Note 35, the structured entities are classified as subsidiaries and consolidated. When assessing whether Westpac controls a structured entity, it considers its exposure to and ability to affect variable returns. Westpac may have variable returns from a structured entity through ongoing exposures to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities, trust management and operational services.

Undrawn funding and liquidity facilities of $503 million were provided by Westpac (30 September 2015: $492 million) for the securitisation of its own assets.

Customer conduits

Westpac also facilitates securitisation structures to arrange funding on behalf of customers in customer conduits through a subsidiary (Waratah Receivables Corporation Limited and its subsidiaries). The assets securitised are not assets of Westpac. The lending provided to the customer conduits is disclosed in Note 10 and the funding liability is disclosed in Note 19.

Westpac provided undrawn liquidity facilities to the customer conduits of $936 million at 30 September 2016 (30 September 2015: $823 million).

Covered bonds

The Group has two covered bond programs relating to Australian residential mortgages (Australian Program) and New Zealand residential mortgages (New Zealand Program). Under these programs, selected pools of residential mortgages are assigned to bankruptcy remote structured entities which provide guarantees on the payments to bondholders. Through the guarantees and derivatives with the structured entities, Westpac has variable returns from these structured entities and consolidated them.

Security repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised on the balance sheet in their original category (i.e. Trading securities or Available-for-sale securities).

The cash consideration received is recognised as a liability (Security repurchase agreements). Refer Notes 16 and 18 for further details.

2016 Westpac Group Annual Report	229

Note 25. Securitisation, covered bonds and other transferred assets (continued)

The following table presents Westpac’s assets transferred and their associated liabilities:

Consolidated			For those liabilities that only have recourse to the transferred assets:
$m	Carrying amount of transferred assets	Carrying amount of associated liabilities	Fair value of transferred assets	Fair value of associated liabilities	Net fair value position
2016
Securitisation - own assets[1]	9,503	9,445	9,557	9,382	175
Covered bonds[2]	45,409	33,529	n/a	n/a	n/a
Repurchase agreements	11,265	9,372	n/a	n/a	n/a
Total[3]	66,177	52,346	9,557	9,382	175

2015
Securitisation - own assets[1]	12,054	12,034	12,098	12,016	82
Covered bonds[2]	40,263	35,062	n/a	n/a	n/a
Repurchase agreements	15,651	13,908	n/a	n/a	n/a
Total[3]	67,968	61,004	12,098	12,016	82

Parent Entity			For those liabilities that only have recourse to the transferred assets:
$m	Carrying amount of transferred assets	Carrying amount of associated liabilities	Fair value of transferred assets	Fair value of associated liabilities	Net fair value position
2016
Securitisation - own assets[1]	94,853	94,364	94,944	91,794	3,150
Covered bonds[2]	38,237	30,211	n/a	n/a	n/a
Repurchase agreements	11,265	8,991	n/a	n/a	n/a
Total	144,355	133,566	94,944	91,794	3,150

2015
Securitisation - own assets[1]	98,201	96,797	98,266	96,708	1,558
Covered bonds[2]	35,238	31,401	n/a	n/a	n/a
Repurchase agreements	15,651	13,908	n/a	n/a	n/a
Total	149,090	142,106	98,266	96,708	1,558

1               The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.

2               The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

3               This table excludes securitisation – customer conduits as the assets securitised are not assets of Westpac.

230	2016 Westpac Group Annual Report

Notes to the financial statements

OTHER ASSETS, OTHER LIABILITIES, COMMITMENTS AND CONTINGENCIES

Note 26. Intangible assets

Accounting policy

Indefinite life intangible assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, generally being the excess of:

i) the consideration paid; over

ii) the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Subsequently, goodwill is not amortised but rather tested for impairment. Impairment is tested at least annually or whenever there is an indication of impairment. An impairment charge is recognised when a cash generating unit’s (CGU) carrying value exceeds its recoverable amount. Recoverable amount means the higher of the CGU’s fair value less costs to sell and its value-in-use.

Brand names

Brand names acquired in a business combination including St George, BT, Bank SA and RAMS, are recognised at cost. Subsequently brand names are not amortised but tested for impairment at least annually or whenever there is an indication of impairment.

Finite life intangible assets

Finite life intangibles including computer software and core deposits, are recognised initially at cost and subsequently at amortised cost less any impairment.

Intangible	Useful life	Depreciation method
Goodwill	Indefinite	Not applicable
Brand names	Indefinite	Not applicable
Computer software	3 to 10 years	Straight-line or the diminishing balance method (using the Sum of the Years Digits)
Core deposit intangibles	9 years	Straight-line
Other intangibles	3 to 8 years	Straight-line

Critical accounting assumptions and estimates

Judgement is required in determining the fair value of assets and liabilities acquired in a business combination. A different assessment of fair values would have resulted in a different goodwill balance and different post-acquisition performance of the acquired entity.

When assessing impairment of intangible assets, significant judgement is needed to determine the appropriate cash flows and discount rates to be applied to the calculations. The significant assumptions applied to the value-in-use calculations are outlined below.

2016 Westpac Group Annual Report	231

Note 26. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Goodwill
Opening balance	8,809	9,112	6,653	6,653
Disposals of controlled entities[1]	-	(343)	-	-
Other adjustments	20	40	-	-
Closing balance	8,829	8,809	6,653	6,653
Computer software
Opening balance	1,654	2,070	1,512	1,856
Additions	696	630	628	582
Impairment	(6)	(131)	(6)	(110)
Amortisation	(565)	(920)	(497)	(817)
Other adjustments	2	5	(2)	1
Closing balance	1,781	1,654	1,635	1,512
Cost	4,453	3,944	3,693	3,283
Accumulated amortisation and impairment	(2,672)	(2,290)	(2,058)	(1,771)
Carrying amount	1,781	1,654	1,635	1,512
Brand Names
Opening balance	670	670	636	636
Closing balance	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Opening balance	352	519	352	519
Amortisation	(165)	(167)	(165)	(167)
Closing balance	187	352	187	352
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(1,307)	(1,142)	(1,092)	(927)
Carrying amount	187	352	187	352
Other intangible assets
Opening balance	89	235	27	51
Additions through business combination	4	-	-	-
Disposals of controlled entities[1]	-	(107)	-	-
Amortisation	(40)	(51)	(24)	(24)
Exchange rate and other adjustments	-	12	-	-
Closing balance	53	89	3	27
Cost	398	394	160	160
Accumulated amortisation and impairment	(345)	(305)	(157)	(133)
Carrying amount	53	89	3	27
Total intangible assets	11,520	11,574	9,114	9,180

1           2015 attributable to the partial sale of BTIM and the sale of banking operations in the Pacific Island nations. Further information is disclosed in Note 35 and Note 41.

232	2016 Westpac Group Annual Report

Notes to the financial statements

Note 26. Intangible assets (continued)

Goodwill has been allocated to the following CGUs:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Consumer Bank[1]	3,244	-	3,039	-
Business Bank[1]	2,427	-	2,292	-
Westpac Retail & Business Banking[1]	-	980	-	980
St.George Banking Group[1]	-	4,691	-	4,351
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	2,048	2,048	835	835
New Zealand Retail Banking	489	471	-	-
BT New Zealand	14	12	-	-
Hastings	120	120	-	-
Total goodwill	8,829	8,809	6,653	6,653

1               Goodwill has been reallocated to the new CGUs, Consumer Bank and Business Bank, as a result of the restructure of the Group’s Australian retail and business banking operations.

Significant assumptions used in recoverable amount calculations

Assumptions are used to determine the CGU’s recoverable amount for goodwill, which is based on value-in-use calculations. Value-in-use refers to the present value of expected cash flows under its current use. The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

▪                  Group’s equity rate was 11.0% (2015: 11.0%)

▪                  Group’s adjusted pre-tax equity rate for:

o                 Australia was 15.7% (2015: 15.7%)

o                 New Zealand was 15.3% (2015: 15.3%)

For the purpose of goodwill impairment testing, the assumptions in the following table are made for each significant CGU. The forecasts applied by management are not reliant on any one particular assumption.

Assumption	Based on:
Cash flows	Zero growth rate beyond 2 year forecast
Economic market conditions	Current market expectations
Business performance	Observable historical information and current market expectations of the future

There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on the Group’s reported results.

Note 27. Other assets

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Accrued interest receivable	1,118	1,143	948	957
Securities sold not delivered	1,195	740	1,192	725
Deferred acquisition costs	101	119	1	2
Trade debtors	744	902	305	505
Prepayments	216	199	148	149
Accrued fees and commissions	171	229	71	96
Other	1,588	962	1,390	860
Total other assets	5,133	4,294	4,055	3,294

2016 Westpac Group Annual Report	233

Note 28. Provisions

Accounting policy

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated.

Employee benefits – long service leave

Long service leave must be granted to employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the payments factor in expected employee service periods, average salary increases and are then discounted.

Employee benefits – annual leave and other employee benefits

The provision for annual leave and other employee benefits (including wages and salaries, inclusive of non-monetary benefits, and any associated on-costs (e.g. payroll tax)) is calculated based on expected payments.

Provision for impairment on credit commitments

The Group is committed to provide facilities and guarantees as explained in Note 31. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for impairment is calculated using the same methodology as the provision for impairment charges on loans (refer to Note 14).

Critical accounting assumptions and estimates
Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows.

Payments that are expected to be incurred after more than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

Provisions carried for long service leave are supported by an independent actuarial report.

$m	Long Service Leave	Annual Leave and Other Employee Benefits	Litigation and Non- Lending Losses	Provision for Impairment on Credit Commitments	Leasehold Premises	Restructuring Provisions	Total
Consolidated
Balance at 1 October 2015	348	755	28	304	28	26	1,489
Disposals of controlled entities	-	(1)	-	-	-	-	(1)
Additions	71	915	33	-	13	11	1,043
Utilisation	(43)	(961)	(28)	-	(14)	(20)	(1,066)
Reversal of unutilised provisions	-	(12)	(1)	-	-	(3)	(16)
Unwinding of discount	-	-	-	8	-	-	8
Other	3	-	-	(40)	-	-	(37)
Balance at 30 September 2016	379	696	32	272	27	14	1,420
Parent Entity
Balance at 1 October 2015	320	677	16	273	28	18	1,332
Disposals of controlled entities	-	(1)	-	-	-	-	(1)
Additions	66	860	26	-	-	11	963
Utilisation	(40)	(890)	(18)	-	(1)	(12)	(961)
Reversal of unutilised provisions	-	(12)	-	-	-	(3)	(15)
Unwinding of discount	-	-	-	7	-	-	7
Other	-	(18)	-	(40)	-	-	(58)
Balance at 30 September 2016	346	616	24	240	27	14	1,267

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2016:

▪                  $15 million (2015: $16 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪                  $11 million (2015: $13 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪                  $4 million (2015: $4 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

234	2016 Westpac Group Annual Report

Notes to the financial statements

Note 28. Provisions (continued)

▪                  $2 million (2015: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);

▪                  $1 million (2015: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);

▪                  $1 million (2015: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and

▪                  $1 million (2015: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

Note 29. Other liabilities

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Unearned general insurance premiums	388	343	-	-
Outstanding general insurance claims	331	284	-	-
Defined benefit deficit[1]	282	192	256	175
Accrued interest payable	2,579	2,626	2,262	2,301
Credit card loyalty program	255	274	-	-
Securities purchased not delivered	1,695	1,007	1,692	998
Trade creditors and other accrued expenses	1,124	1,276	884	958
Other	2,350	2,114	2,192	2,001
Total other liabilities	9,004	8,116	7,286	6,433

1           Refer to Note 38 for more details.

Note 30. Operating lease commitments

Westpac leases various commercial and retail premises and related plant and equipment. The lease commitments at 30 September are as follows:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Due within one year	537	553	463	480
Due after one year but not later than five years	1,319	1,391	1,120	1,189
Due after five years	1,275	1,436	1,046	1,207
Total lease commitments	3,131	3,380	2,629	2,876

Operating leases are entered into to meet the business needs of entities in the Group. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates.

Leased premises that have become excess to the Group’s business needs have been sublet where possible.

The future minimum lease payments receivable from non-cancellable sub-leases were $11 million (2015: $10 million) for both the Group and Parent Entity.

2016 Westpac Group Annual Report	235

Note 31. Contingent liabilities, contingent assets and credit commitments

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments disclosed below. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 22 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives at 30 September are as follows:

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Undrawn credit commitments
Letters of credit and guarantees[1]	16,435	17,018	15,725	16,390
Commitments to extend credit[2]	176,811	174,391	154,783	154,375
Other	235	184	235	184
Total undrawn credit commitments	193,481	191,593	170,743	170,949

1           Letters of credit and guarantees are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2           Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2016 the Group had offered $5.6 billion (2015: $9.3 billion) of facilities to customers, which had not yet been accepted.

Consolidated 2016 $m	Up to 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
Letters of credit and guarantees	9,063	3,479	1,027	2,866	16,435
Commitments to extend credit	66,728	35,090	21,085	53,908	176,811
Other	63	-	73	99	235
Total undrawn credit commitments	75,854	38,569	22,185	56,873	193,481

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and provisions have been made where appropriate.

▪                  As part of ASIC’s ongoing industry-wide investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to BBSW. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

▪                  Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac is defending these proceedings.

236	2016 Westpac Group Annual Report

Notes to the financial statements

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

Regulatory reviews

Globally, regulators continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, for example, in Australia currently include investigations by regulators into potential misconduct in financial services, including in relation to Spot FX trading and financial advice. During the year, Westpac has received various notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews. The outcomes and total costs associated with such reviews remains uncertain.

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

Contingent tax risk

Tax authorities are reviewing the taxation treatment of certain transactions undertaken by the Group in the course of normal business activities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries.

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice where appropriate, and holds appropriate provisions.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

▪                  letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and

▪      guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee is capped at $40 million per year and can only be utilised if the entity concerned becomes legally obliged to pay for a claim under the relevant licence. The Parent Entity has a right to recover any funds payable under the guarantees from the relevant subsidiary.

2016 Westpac Group Annual Report	237

CAPITAL AND DIVIDENDS

Note 32. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs.

Other equity instruments and non-controlling interests

The convertible notes are presented in the Parent Entity balance sheet as equity in other equity instruments because Westpac has the discretion, but no obligation, to deliver cash or a variable number of shares in settlement of the notes during their term.

The trust preferred securities are presented in the consolidated balance sheet as non-controlling interests because they are equity instruments issued by a subsidiary of the Group.

Reserves

Foreign currency translation reserve

Exchange differences arising on translation of the Group’s foreign operations, any offsetting gains or losses on hedging the net investment and any associated tax effect are reflected in the foreign currency translation reserve. A cumulative credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised and recognised in the income statement on sale or disposal of the foreign operation.

Available-for-sale securities reserve

This comprises the changes in the fair value of available-for-sale financial securities, net of tax. These changes are transferred to non-interest income in the income statement when the asset is either disposed of or impaired.

Cash flow hedging reserve

This comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments, net of tax.

Share-based payment reserve

This comprises the fair value of equity-settled share-based payments recognised as an expense.

Other reserves

Other reserves for the Parent Entity relates to certain historic internal group restructurings performed at fair value. The reserve is eliminated on consolidation.

Other reserves for the Group consist of transactions relating to changes in the Parent Entity’s ownership of a subsidiary that do not result in a loss of control.

The amount recorded in other reserves reflects the difference between the amount by which non-controlling interests are adjusted and the fair value of any consideration paid or received.

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Share capital
Ordinary share capital, fully paid	33,469	29,280	33,469	29,280
Restricted Share Plan (RSP) treasury shares held[1]	(366)	(304)	(366)	(304)
Other treasury shares held[2]	(89)	(81)	(3)	(4)
Total treasury shares held	(455)	(385)	(369)	(308)
Total share capital	33,014	28,895	33,100	28,972
Other equity instruments
Convertible notes	-	-	-	755
Non-controlling interests
Trust preferred securities	-	755	-	-
Other non-controlling interests	61	62	-	-
Total non-controlling interests	61	817	-	-

1           2016: 3,472,010 shares held (2015: 4,478,150).

2           2016: 5,852,290 shares held (2015: 5,423,555).

238	2016 Westpac Group Annual Report

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2016	2015
Opening balance	3,183,907,786	3,109,048,309
Share entitlement offer[1]	138,998,404	-
Dividend reinvestment plan[2]	23,260,663	43,999,852
Dividend reinvestment plan underwrite[3]	-	30,859,625
Closing balance	3,346,166,853	3,183,907,786

1           The price for the issuance of shares in relation to the entitlement offer was $25.50. Net issue costs of $36 million were recognised in contributed equity.

2           The price for the issuance of shares in relation to the dividend reinvestment plan for the 2015 final dividend was $31.83 and the 2016 interim dividend was $30.43.

3           The price for the issuance of shares in relation to the 2015 interim dividend reinvestment plan underwrite was $32.40.

Ordinary shares purchased on market

	2016	2016
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	890,112	30.45
Restricted share plan (RSP)[1]	1,919,802	32.46
WPP - options exercised[2]	84,182	30.97
WPP - share rights exercised	289,807	30.70
LTI - options exercised[2]	5,858	31.11
LTI - share rights exercised	334,095	31.44
CEOPP - share rights exercised	68,020	31.45
As treasury shares:
Treasury shares purchased (excluding RSP)[3]	1,234,152	28.84
Treasury shares sold	(805,417)	29.06
Total ordinary shares purchased/(sold) on market[4]	4,020,611

1           Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest. During the year, 1,919,802 RSP treasury shares were issued to employees.

2           The average exercise price received was $23.05 on the exercise of the WPP options and $29.96 on the exercise of the LTI options.

3           Treasury shares include ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac for equity derivatives sold to customers.

4           The purchase of ordinary shares on market resulted in a tax benefit of $2.1 million being recognised as contributed equity.

For details of the share-based payment arrangements refer to Note 37.

Convertible notes and 2006 Trust Preferred Securities (2006 TPS)

In 2006, a Westpac controlled entity, Westpac TPS Trust, issued 7,627,375 2006 TPS at $100 each. The TPS were preferred units in the Westpac TPS Trust. The Westpac TPS Trust also issued one ordinary unit to Westpac at $100.

The principal assets of Westpac TPS Trust were 7,627,375 convertible notes issued by Westpac for $762,737,500.

On 30 June 2016, the convertible notes and 2006 TPS were redeemed in full for cash.

2016 Westpac Group Annual Report	239

Note 32. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Available-for-sale securities reserve
Opening balance	(25)	129	(41)	79
Net gains/(losses) from changes in fair value	53	(148)	69	(152)
Income tax effect	(15)	46	(19)	47
Transferred to income statements	(8)	(73)	(1)	(21)
Income tax effect	2	21	-	6
Exchange differences	3	-	2	-
Closing balance	10	(25)	10	(41)
Share-based payment reserve
Opening balance	1,217	1,076	1,108	983
Share-based payment expense	116	141	113	125
Closing balance	1,333	1,217	1,221	1,108
Cash flow hedging reserve
Opening balance	26	162	131	150
Net gains/(losses) from changes in fair value	(304)	(59)	(193)	140
Income tax effect	89	14	58	(42)
Transferred to income statements	21	(131)	(106)	(167)
Income tax effect	(4)	40	32	50
Closing balance	(172)	26	(78)	131
Foreign currency translation reserve
Opening balance	(175)	(190)	(299)	(332)
Exchange differences on translation of foreign operations (net of associated hedges)	(238)	15	(105)	33
Closing balance	(413)	(175)	(404)	(299)
Other reserves
Opening balance	(17)	(1)	41	41
Transactions with owners	(2)	(16)	-	-
Closing balance	(19)	(17)	41	41
Group’s share of reserves of associates	(12)	5	-	-
Total reserves	727	1,031	790	940

240	2016 Westpac Group Annual Report

Notes to the financial statements

Note 33. Capital adequacy

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans. Westpac evaluates these considerations through the Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪                  the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

▪                  consideration of both economic and regulatory capital requirements;

▪                  a process that challenges the capital measures, coverage and requirements which incorporates amongst other things, the impact of adverse economic scenarios; and

▪                  consideration of the external stakeholders’ perspectives, including rating agencies, equity investors and debt investors.

APRA supervises various financial services providers in Australia, including Westpac Banking Corporation. APRA’s capital adequacy regulations are generally consistent with, but more conservative than, the Basel Committee on Banking Supervision (BCBS)’s regulations.

APRA’s minimum capital adequacy requirements under the Basel III framework are:

Ratio	Definition
Common Equity Tier 1 capital ratio of at least 4.5% of risk weighted assets (RWA)

Subject to certain limitations, paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses, and retained earnings in insurance and funds management subsidiaries.

Tier 1 capital ratio of at least 6.0% of RWA	Common Equity Tier 1 capital plus AT1 capital; securities with loss absorbing characteristics that are not already included in Common Equity Tier 1 capital. Refer to Notes 20 and 32 for details.
Total Regulatory Capital ratio of at least 8.0% of RWA

Tier 1 capital plus Tier 2 capital; other components of capital that have loss absorbing characteristics and contribute to Westpac’s capacity to absorb losses but are lower quality than Tier 1 capital. Refer to Note 20 for details.

From 1 January 2016, APRA required Australian banks to hold capital buffers above minimum capital requirements. At 30 September 2016, the capital conservation buffer (CCB) applicable to Westpac totals 3.5% of RWA, and includes a base requirement of 2.5% and Westpac’s Domestic Systemically Important Banks (D-SIB) surcharge of 1%. At APRA’s discretion, a further countercyclical buffer of between 0% and 2.5% of RWA may be applied. The countercyclical buffer is currently set to zero in Australia and New Zealand.

Westpac’s preferred range for its Common Equity Tier 1 capital Ratio is calibrated to provide a buffer above the sum of the 4.5% minimum Common Equity Tier 1 Capital requirement and 3.5% CCB, which together total 8% of RWA. Should Westpac’s Common Equity Tier 1 Capital Ratios fall within the CCB (currently between 4.5% and 8%), restrictions on distribution apply. Distributions for this purpose are defined as payment of dividends, discretionary bonuses and AT1 Capital distributions.

Further details of Westpac’s capital ratios are provided in Section 2 in the Review of Group Operations: Capital resources.

2016 Westpac Group Annual Report	241

Note 34. Dividends

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 94 cents per share (2015: 94 cents, 2014: 92 cents) all fully franked at 30%	3,142	2,988	2,856	3,145	2,993
Total dividends not recognised at year end	3,142	2,988	2,856	3,145	2,993

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP). The Board has decided to issue new shares to satisfy the DRP for the 2016 final dividend. The DRP will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent years are $911 million (2015: $793 million; 2014: $565 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2016 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2015: NZ$0.06, 2014: NZ$0.06) per share will be attached to the proposed 2016 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$423 million (2015: NZ$522 million, 2014: NZ$562 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

GROUP STRUCTURE

Note 35. Investments in subsidiaries and associates

Accounting policy

Subsidiaries

Westpac’s subsidiaries are entities which it controls and consolidates as it is exposed to, or has rights to, variable returns from the entity, and can affect those returns through its power over the entity.

When the Group ceases to control a subsidiary, any retained interest in the entity is remeasured to fair value, with any resulting gain or loss recognised in the income statement.

Changes in the Group’s ownership interest in a subsidiary which do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders.

In the Parent Entity’s financial statements, investments in subsidiaries are initially recorded at cost and are subsequently held at the lower of cost and recoverable amount.

All transactions between Group entities are eliminated on consolidation.

Associates

Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. The Group accounts for associates using the equity method. The investments are initially recognised at cost (except where recognised at fair value due to a loss of control of a subsidiary), and increased (or decreased) each year by the Group’s share of the associate’s profit (or loss). Dividends received from the associate reduce the investment in associate.

Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time, the Group consolidates a number of unit trusts where the Group has variable returns from its involvement with the trusts, and has the ability to affect those returns through its power over the trusts. These unit trusts are excluded from the table.

242	2016 Westpac Group Annual Report

Notes to the financial statements

Note 35. Investments in subsidiaries and associates (continued)

The following table includes the material controlled entities of the Group as at 30 September 2016.

Name	Country of Incorporation	Name	Country of Incorporation
Advance Asset Management Limited	Australia	Westpac Covered Bond Trust	Australia
Asgard Capital Management Limited	Australia	Westpac Equity Holdings Pty Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac General Insurance Limited	Australia
BT Funds Management Limited	Australia	Westpac General Insurance Services Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Life Insurance Services Limited	Australia
Crusade ABS Series 2015-1 Trust	Australia	Westpac Overseas Holdings Pty Limited	Australia
Crusade Trust No.2P of 2008	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Hastings Funds Management Limited	Australia	BT Funds Management (NZ) Limited	New Zealand
Hastings Management Pty Limited	Australia	Westpac Cash PIE Fund[1]	New Zealand
Series 2008-1M WST Trust	Australia	Westpac Financial Services Group-NZ-Limited	New Zealand
Series 2013-1 WST Trust	Australia	Westpac Group Investment-NZ-Limited	New Zealand
Series 2013-2 WST Trust	Australia	Westpac Life-NZ-Limited	New Zealand
Series 2014-1 WST Trust	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2014-2 WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2015-1 WST Trust	Australia	Westpac NZ Covered Bond Limited[2]	New Zealand
St.George Finance Limited	Australia	Westpac NZ Securitisation Limited[2]	New Zealand
St.George Life Limited	Australia	Westpac Securities NZ Limited	New Zealand
St.George Motor Finance Limited	Australia	Westpac Term PIE Fund[1]	New Zealand
Waratah Receivables Corporation Pty Limited[1]	Australia	Westpac Bank-PNG-Limited	Papua New Guinea
Waratah Securities Australia Limited[1]	Australia

1           The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are consolidated where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

2           The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be a controlled entity within the Group.

The following material controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

▪                  Westpac Cash PIE Fund; and

▪                  Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2016	2015
St.George Motor Finance Limited	75.0%	75.0%
Westpac Bank-PNG-Limited	89.9%	89.9%

Non-controlling interests

Details of the balance of non-controlling interests are set out in Note 32. There are no non-controlling interests that are material to the Group.

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

Associates

The Group’s material investments in associates balance is an investment in BTIM of $718 million (2015: $756 million).

The following table summarises the financial information of BTIM as presented in its financial statements and reconciles the summarised financial information to the carrying amount of the Group’s investment in BTIM of 29.5% at 30 September 2016 (31.0% at 30 September 2015). The Group lost control of BTIM on 23 June 2015.

2016 Westpac Group Annual Report	243

Note 35. Investments in subsidiaries and associates (continued)

Consolidated $m	12 months ended 30 September 2016	3 months ended 30 September 2015
Summarised results
Revenue for the period	455	120
Net profit for the period	142	33
Other comprehensive income for the period	(83)	19
Total comprehensive income (100%)	59	52
Group’s share of net profit (29.5%)	42	10
Equity accounting adjustments	(22)	(5)
Group’s share in net profit recognised in the income statement	20	5
Group’s share of other comprehensive income (29.5%)	(24)	6
Tax effect on Group’s share of other comprehensive income	7	(1)
Share of total comprehensive income recognised by the Group	3	10
Dividends received from associates during the period	34	-
Summarised balance sheet
Total assets	913	990
Total liabilities	(169)	(228)
Total net assets (100%)	744	762
Group’s share of total net assets (29.5%)	220	236
Other equity accounting adjustments	(6)	(6)
Fair value adjustments (including notional goodwill) on acquisition (net of amortisation)	504	526
Carrying amount of interest in BTIM	718	756
Fair value of investment	807	868

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2016

Pacific Islands

Westpac sold its banking operations in Solomon Islands and Vanuatu to the Bank of South Pacific Limited (BSP). Settlement occurred on 30 October 2015 and 1 July 2016 respectively, with a gain of $1 million recognised in non-interest income.

The total cash consideration paid, net of transaction costs and cash held, was $104 million.

Businesses disposed during the year ending 30 September 2015

Partial sale of BT Investment Management Limited (BTIM)

Westpac sold a 28% interest in BT Investment Management (BTIM) via both an Institutional Offer (19%) and Retail Offer (9%) priced at $8.20 per share. Following settlement of the institutional offer transaction on 23 June 2015 the Group lost control of BTIM. Following the completion of the retail offer on 16 July 2015, Westpac held 31% of BTIM.

A gain on sale of $1,036 million was recognised in non-interest income. This gain consisted of both the realised gain on the 28% of BTIM sold ($492 million) and also an unrealised gain on the 31% retained ($544 million).

The remaining 31% investment in BTIM was initially recognised at $745 million being its fair value on the transaction date. Subsequently, the investment is accounted for using the equity method.

The total cash consideration received, net of transaction costs, was $654 million.

Pacific Islands

Westpac sold its banking operations in Samoa, Cook Islands, and Tonga to the BSP. Settlement occurred on 10 July 2015, with a loss of $3 million recognised in operating expenses.

The total cash consideration received, net of transaction costs, was $85 million.

The Warehouse Financial Services Limited

Westpac sold The Warehouse Financial Services Limited on 30 September 2015, with a gain of $3 million recognised in non-interest income.

The total cash consideration received, net of transaction costs, was $4 million.

Details of the assets and liabilities over which control was lost are provided in Note 41.

244	2016 Westpac Group Annual Report

Notes to the financial statements

Note 36. Structured entities

Accounting policy

Structured entities are generally created to achieve a specific, defined objective and their operations are restricted such as only purchasing specific assets. Structured entities are commonly financed by debt or equity securities that are collateralised by and/or indexed to their underlying assets. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.

Structured entities are classified as subsidiaries and consolidated if they meet the definition in Note 35. If the Group does not control a structured entity then it will not be consolidated.

The Group engages in various transactions with both consolidated and unconsolidated structured entities that are mainly involved in securitisations, asset backed and other financing structures and managed funds.

Consolidated structured entities

Securitisation and covered bonds

The Group uses structured entities to securitise its financial assets, including two covered bond programs to assign pools of residential mortgages to bankruptcy remote structured entities.

The Group also uses structured entities to give its customers access to funding from commercial paper markets.

Refer to Note 25 for further details.

Group managed funds

The Group acts as the responsible entity and/or fund manager for various investment management funds. As fund manager, if the Group is deemed to be acting as a principal rather than agent then it consolidates the fund. The principal vs. agent decision requires judgement of whether the Group has sufficient exposure to variable returns.

Non-contractual financial support

The Group does not provide non-contractual financial support to these consolidated structured entities.

Unconsolidated structured entities

The Group has interests in various unconsolidated structured entities including debt or equity instruments, guarantees, liquidity and other credit support arrangements, lending, loan commitments, certain derivatives and investment management agreements.

Interests exclude non-complex derivatives (e.g. interest rate or currency swaps), instruments that create, rather than absorb, variability in the entity (e.g. credit protection under a credit default swap), and lending to a structured entity with recourse to a wider operating entity, not just the structured entity.

The Group’s main interests in unconsolidated structured entities, which arise in the normal course of business, are:

Trading securities

The Group actively trades interests in structured entities and normally has no other involvement with the structured entity. The Group earns interest income on these securities and also recognises fair value changes through trading income in non-interest income.

Available-for-sale securities

The Group holds mortgage-backed securities for liquidity purposes and the Group normally has no other involvement with the structured entity. These assets are highly-rated, investment grade and eligible for repurchase agreements with the RBA or another central bank. The Group earns interest income and net gains or losses on selling these assets are recognised in the income statements.

Loans and other credit commitments

The Group lends to unconsolidated structured entities, subject to the Group’s collateral and credit approval processes, in order to earn interest and fee income. The structured entities are mainly property trusts, securitisation entities and those associated with project and property financing transactions.

Investment management agreements

The Group manages funds that provide customers with investment opportunities. The Group also manages superannuation funds for its employees. The Group earns management and performance fee income which is recognised in non-interest income.

The Group may also retain units in these investment management funds, primarily through life insurance subsidiaries. The Group earns fund distribution income and recognises fair value movements through non-interest income.

2016 Westpac Group Annual Report	245

Note 36. Structured entities (continued)

The following table shows the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

▪     For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value; and

▪     For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

Consolidated 2016 $m	Investment in Third Party Mortgage and Other Asset-Backed Securities[1]	Financing to Securitisation Vehicles	Group Managed Funds	Interests in Other Structured Entities	Total
Assets
Receivables due from other financial institutions	-	936	-	-	936
Trading securities and financial assets designated at fair value	1,955	-	4	1,870	3,829
Available-for-sale securities	4,253	-	-	-	4,253
Loans	-	18,339	111	23,673	42,123
Life insurance assets	90	-	291	2,450	2,831
Other assets	3	-	55	-	58
Total on-balance sheet exposures	6,301	19,275	461	27,993	54,030
Total notional amounts of off-balance sheet exposures	-	3,469	62	7,078	10,609
Maximum exposure to loss	6,301	22,744	523	35,071	64,639
Size of structured entities[2]	40,320	22,744	62,397	146,488	271,949

[1]    The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.

[2]    Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

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

[1]    The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.

[2]    Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

246	2016 Westpac Group Annual Report

Notes to the financial statements

EMPLOYEE BENEFITS

Note 37. Share-based payments

Accounting policy

The Group enters into various share-based payment arrangements with its employees as a component of overall compensation for services provided. Share-based payment arrangements comprise options to purchase shares at a pre-determined price (share options), rights to receive shares for free (share rights) and restricted shares (issued at no cost). Share-based payment arrangements typically require a specified period of continuing employment (the service period or vesting period) and may include performance targets (vesting conditions). Specific details of each arrangement are provided below.

Share-based payments must be classified as either cash-settled or equity-settled arrangements. The Group’s significant arrangements are equity-settled, as the Group is not obliged to settle in cash.

Options and share rights

Options and share rights are equity-settled arrangements. The fair value is measured at grant date and is recognised as an expense over the service period, with a corresponding increase in the share-based payment reserve in equity.

The fair value of share options and share rights is estimated at grant date using a binomial/Monte Carlo simulation pricing model which incorporates the vesting and market-related performance targets of the grants. The fair value of share options and rights excludes non-market vesting conditions such as employees’ continuing employment by the Group. The non-market vesting conditions are instead incorporated in estimating the number of share options and rights that are expected to vest and are therefore recognised as an expense. At each reporting date the non-market vesting assumptions are revised and the expense recognised each year takes into account the most recent estimates. The market-related assumptions are not revised each year as the fair value is not re-estimated after the grant date.

Restricted share plan (RSP)

The RSP is accounted for as an equity-settled arrangement.  The fair value of shares allocated to employees for nil consideration is recognised as an expense over the vesting period with a corresponding increase in the share-based payments reserve in equity. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Employee share plan (ESP)

The value of shares expected to be allocated to employees for nil consideration is recognised as an expense over the financial year and provided for as other employee benefits.  The fair value of any ordinary shares issues to satisfy the obligation to employees is recognised in equity.  Alternatively, shares may be purchased on market to satisfy the obligation to employees.

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	To incentivise senior management based on long-term performance.	The mandatory deferral of a portion of short-term incentives for New Zealand employees and key employees based outside Australia.	To reward key employees in respect of the previous financial year.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price: Shares rights Share options	Nil. The market price of Westpac shares at the start of the performance period.	Nil. The market price of Westpac shares at the start of the performance period.	n/a. n/a.	n/a. n/a.

2016 Westpac Group Annual Report	247

Note 37. Share-based payments (continued)

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Performance targets

Relative total shareholder return (TSR) over a 4 year performance period and Cash EPS compound annual growth rate (CAGR) over a three year performance period plus 1 year holding lock, each applying to half of the award[1] (for awards granted from October 2014)[2].

		None.	None.	None.
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years[2]	Defined period set out at time of grant.	Defined period set out at time of grant.	1 year
Treatment at end of term	Lapse if not exercised.	For those with performance targets, lapse if not exercised.	Vested shares are released from the RSP at the end of the vesting period. Shares granted prior to October 2009 may be held in the RSP for up to 10 years from the grant date.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

[1]               Details of the TSR and CAGR performance targets are provided in the Remuneration Report in section 4.1(c).

[2]               For awards granted from October 2011 to October 2014 both the TSR and CAGR are subject to a three year performance period and vesting period.  For awards granted before October 2011 all the awards were subject to a TSR hurdle over an initial three year performance period with subsequent performance testing possible at the fourth and fifth anniversaries however further vesting may only occur if the TSR ranking has improved.

248	2016 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

Each share-based payment scheme is quantified below:

(i)               Westpac Long Term Incentive Plan

2016	Outstanding at 1 October 2015	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2016	Outstanding and Exercisable at 30 September 2016
Share options	588,876	-	5,858	-	583,018	583,018
Weighted average exercise price	$27.61	-	$29.96	-	$27.58	$27.58
Weighted average remaining contractual life	2.5 years				1.5 years
Share rights	4,632,477	1,788,881	334,095	811,611	5,275,652	6,648
Weighted average remaining contractual life	8.3 years				9.9 years
2015	1 Oct 2014				30 Sept 2015
Share options	991,690	-	402,814	-	588,876	588,876
Weighted average exercise price	$27.58	-	$27.55	-	$27.61	$27.61
Performance share rights	3,318,750	2,557,968	845,258	398,983	4,632,477	2,584

The weighted average fair value at grant date of LTI share rights issued during the year was $19.84 (2015: $20.52).

(ii) Westpac Performance Plan (WPP)

2016	Outstanding at 1 October 2015	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2016	Outstanding and Exercisable at 30 September 2016
Share options	158,276	-	84,182	-	74,094	74,094
Weighted average exercise price	$23.49	-	$23.05	-	$23.98	$23.98
Weighted average remaining contractual life	1.0 year				0.2 years
Share rights
One-year vesting period	108,113	74,672	68,469	22,068	92,248	20,281
Two-year vesting period	195,430	74,892	73,337	9,462	187,523	26,708
Three-year vesting period	242,739	18,590	148,001	1,596	111,732	59,874
Total share rights	546,282	168,154	289,807	33,126	391,503	106,863
Weighted average remaining contractual life	7.1 years				7.7 years
2015	1 Oct 2014				30 Sept 2015
Share options	360,531	-	202,255	-	158,276	158,276
Weighted average exercise price	$22.66	-	$22.02	-	$23.49	$23.49
Performance share rights	773,324	211,463	436,407	2,098	546,282	153,897

The weighted average fair value at grant date of unhurdled share rights issued during the year was $29.85 (2015: $30.10).

(iii) Restricted Share Plan (RSP)

Allocation date[1]	Outstanding at 1 October 2015	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2016
Granted prior to October 2009	1,215,527	-	221,477	-	994,050
Granted subsequent to October 2009	4,437,558	1,971,204	2,923,644	52,296	3,432,822
Total 2016	5,653,085	1,971,204	3,145,121	52,296	4,426,872
Total 2015	7,790,652	2,200,370	4,233,341	104,596	5,653,085

1           For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

(iv)        Employee Share Plan (ESP)

	Allocation Date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2016	18 November 2015	27,816	32	890,112	$30.32	$26,988,196
2015	4 December 2014	27,657	30	829,710	$32.68	$27,114,923

2016 Westpac Group Annual Report	249

Note 37. Share-based payments (continued)

The 2015 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2016 is $27 million (2015: $28 million) and is provided for as other employee benefits.

(v)           CEO plans

Details of share-based payment arrangements held by the CEO, Brian Hartzer, which are on the same terms and conditions as described above for the relevant plan, are provided in the Remuneration report in Section 1.

(vi)        Other plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group in terms of expenses and dilution of earnings.

The names of all persons who hold share options and/or rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 12, 680 George Street, Sydney, New South Wales.

(vii)     Fair value assumptions

The fair values of share options and share rights have been independently calculated at their respective grant dates.

The fair value of share rights with performance targets based on relative TSR also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

The fair values of share rights without TSR based performance targets, including share rights with Cash EPS CAGR performance targets, have been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

Other significant assumptions include:

▪                  a risk free rate of 2.1% for share rights with four-year vesting period (2.2% for share rights issued to the CEO);

▪                  a dividend yield on Westpac shares of 5.7% (6.0% for share rights issued to the CEO);

▪                  volatility in the Westpac share price of 18.8%; and

▪                  volatilities of, and correlation factors between, share price movements of the comparator group and Westpac for TSR.

Note 38. Superannuation commitments

Accounting policy

The Group recognises an asset or a liability for its defined benefit schemes, being the net of the defined benefit obligations and the fair value of the schemes’ assets. The defined benefit obligation is calculated as the present value of the estimated future cash flows, discounted using high-quality long dated corporate bond rates.

The superannuation expense is recognised in operating expenses and remeasurements are recognised through other comprehensive income.

Critical accounting assumptions and estimates

The actuarial valuation of plan obligations is dependent upon a series of assumptions, principally price inflation, salary growth, mortality, morbidity, discount rate and investment returns. Different assumptions could significantly alter the valuation of the plan assets and obligations and the superannuation cost recognised in the income statement.

250	2016 Westpac Group Annual Report

Notes to the financial statements

Note 38. Superannuation commitments (continued)

Westpac had the following defined benefit plans at 30 September 2016:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2015
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2014
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2015
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

The defined benefit sections of the schemes are closed to new members. The Group has no obligation beyond the annual contributions for the accumulation or defined contribution sections of the schemes.

The WGP is the Group’s principal defined benefit plan and is managed and administered in accordance with the terms of its trust deed and relevant legislation in Australia. Its defined benefit liabilities are based on salary and length of membership for active members and inflation in the case of pensioners.

The defined benefit schemes expose the Group to the following risks:

▪                  discount rate – reductions in the discount rate would increase the present value of the future payments;

▪                  inflation rate – increases in the inflation rate would increase the payments to pensioners;

▪                  investment risk – lower investment returns  would increase the contributions needed to offset the shortfall;

▪                  mortality risk – members may live longer than expected extending the cash flows payable by the Group; and

▪                  legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

▪                  secure attractive long term investment returns; and

▪                  provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. These valuations resulted in a funding surplus of $354 million for the year ended 30 September 2016 (2015: $31 million). Current contribution rates are as follows:

▪                  WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

▪                  WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

▪                  UKSS – contributions are made to the UKSS at the rate of £4.27 million per year.

Contributions

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Employer contributions	61	51	61	50
Member contributions	14	14	13	14

Expected employer contributions for the year ended 30 September 2017 are $55 million.

Expense recognised

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Current service cost	43	49	46	42	49
Net interest cost on net benefit liability	7	12	11	7	11
Total defined benefit expense	50	61	57	49	60

2016 Westpac Group Annual Report	251

Note 38. Superannuation commitments (continued)

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2016	2015	2016	2015
Benefit obligation at end of the year	2,476	2,380	2,385	2,297
Fair value of plan assets at end of the year	2,226	2,206	2,160	2,140
Net surplus/(deficit)	(250)	(174)	(225)	(157)
Defined benefit surplus (Note 27)	32	18	32	18
Defined benefit deficit (Note 29)	(282)	(192)	(257)	(175)
Net surplus/(deficit)	(250)	(174)	(225)	(157)

The average duration of the defined benefit obligation is 12 years (2015: 12 years).

Significant assumptions

	2016		2015
Consolidated and Parent Entity	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Discount rate	3.3%	2.3%	4.2%	3.3-3.4%
Salary increases	2.8%	3%-4.8%	3.3%	3.0-4.7%
Inflation rate (pensioners receive inflationary increases)	1.8%	2%-3.2%	2.3%	2.2-3.1%
Life expectancy of a 60-year-old male	30.6	27.5-28.8	30.9	27.3-29.7
Life expectancy of a 60-year-old female	33.5	29.1-30.2	34.0	29.0-31.0

Sensitivity to changes in significant assumptions

The table below shows the impact of changes in assumptions on the defined benefit obligation for the WGB. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
Change in assumption	2016	2015
0.5% decrease in discount rate	146	136
0.5% increase in annual salary increases	19	22
0.5% increase in inflation rate (pensioners receive inflationary increases)	122	111
1 year increase in life expectancy	42	37

Asset allocation

Consolidated and Parent Entity	2016		2015
%	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Cash	2%	2%	2%	5%
Equity instruments	42%	20%	51%	28%
Debt instruments	26%	59%	20%	49%
Property	9%	10%	9%	10%
Other assets	21%	9%	18%	8%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

252	2016 Westpac Group Annual Report

Notes to the financial statements

OTHER

Note 39. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2016	2015	2016	2015
Audit and audit-related fees
Audit fees
PwC Australia	18,233	17,426	18,189	16,867
Overseas PwC network firms	3,086	3,018	564	439
Total audit fees	21,319	20,444	18,753	17,306
Audit-related fees
PwC Australia	1,485	933	1,380	726
Overseas PwC network firms	126	127	-	-
Total audit-related fees	1,611	1,060	1,380	726
Total audit and audit-related fees	22,930	21,504	20,133	18,032
Tax fees
PwC Australia	23	441	23	22
Overseas PwC network firms	-	3	-	-
Total tax fees	23	444	23	22
Other fees
PwC Australia	2,380	1,574	2,176	888
Overseas PwC network firms	614	-	142	-
Total other fees	2,994	1,574	2,318	888
Total audit and non-audit fees	25,947	23,522	22,474	18,942

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage PwC on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

PwC also received fees of $8.1 million (2015: $9.9 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

Note 40. Related party disclosures

Related parties

Westpac’s related parties are those it controls or can exert significant influence over. Examples include subsidiaries, associates, joint ventures and superannuation plans as well as key management personnel and their related parties.

Key management personnel (KMP)

Key management personnel are those who, directly or indirectly, have authority and responsibility for planning, directing and controlling the activities of Westpac. This includes all Executive and Non-Executive Directors.

2016 Westpac Group Annual Report	253

Note 40. Related party disclosures (continued)

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 35

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in

Balances due to / from subsidiaries	Balance Sheet
Dividend income / Fee and commission income	Note 4
Interest income	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 31

The balances due to / from subsidiaries include a wide range of banking and other financial facilities.

The terms and conditions of related party transactions between the Parent Entity and subsidiaries are sometimes different to commercial terms and conditions. Related party transactions between the Parent Entity and subsidiaries eliminate on consolidation.

Associates - Note 35

The Group provides a wide range of banking and other financial facilities and funds management activities to its associates on commercial terms and conditions.

Superannuation plans

The Group contributed $318 million (2015: $300 million) to defined contribution plans and $61 million to defined benefit plans (2015: $51 million; see Note 38).

Remuneration of KMP

Total remuneration of the KMP was:

$	Short-term Benefits	Post Employment Benefits	Other Long-term Benefits	Termination Benefits	Share-based Payments	Total
Consolidated
2016	24,423,422	577,061	220,264	-	16,177,450	41,398,197
2015	28,292,932	553,853	201,656	2,584,709	16,901,143	48,534,293
Parent Entity
2016	23,265,771	500,968	220,264	-	15,230,171	39,217,174
2015	27,074,354	484,294	201,656	2,584,709	16,601,039	46,946,052

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

$	Interest Payable for the Year	Closing Loan Balance	Number of KMP with Loans
2016	709,238	16,223,402	9
2015[1]	867,564	15,462,500	10

1                Balances have been restated to include additional individual and related party loans as at 30 September 2015.

Further details of the KMP’s remuneration, share rights and options and other transactions with KMP are included in the Remuneration report in Section 1.

254	2016 Westpac Group Annual Report

Notes to the financial statements

Note 40. Related party disclosures (continued)

Options and share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2016 by the CEO and other key management personnel (including their related parties):

	Latest Date for Exercise	Number of Share Rights	Number of Options	Exercise Price of Options
Managing Director & Chief Executive Officer
Brian Hartzer	Ranges from 1 October 2023 to 1 October 2030	538,990	-	n/a
Group Executives
John Arthur	Ranges from 1 October 2023 to 1 October 2030	248,918	-	n/a
Lyn Cobley	1 October 2030	90,914	-	n/a
Philip Coffey	Ranges from 1 October 2023 to 1 October 2030	314,438	-	n/a
Brad Cooper	Ranges from 1 October 2023 to 1 October 2030	272,648	-	n/a
David Curran	Ranges from 1 October 2024 to 1 October 2030	135,898	-	n/a
George Frazis	Ranges from 1 October 2023 to 1 October 2030	207,708	-	n/a
Alexandra Holcomb	Ranges from 17 December 2017 to 1 October 2030	178,733	38,847	$30.10
Peter King	Ranges from 1 October 2023 to 1 October 2030	192,804	-	n/a
David Lindberg	Ranges from 1 October 2023 to 1 October 2030	133,486	-	n/a
David McLean	Ranges from 1 October 2022 to 1 October 2030	133,112	-	n/a
Christine Parker	Ranges from 1 October 2023 to 1 October 2030	177,182	-	n/a

Further details of the equity holdings of KMP are included in the Remuneration report in Section 1.

Note 41. Notes to the cash flow statements

Accounting policy

Cash and cash equivalents includes cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Cash and balances with central banks

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Cash on hand	10,838	9,282	19,582	10,229	8,575
Balances with central banks	6,177	5,488	6,178	4,957	4,797
Total cash and balances with central banks	17,015	14,770	25,760	15,186	13,372

2016 Westpac Group Annual Report	255

Note 41. Notes to the cash flow statements (continued)

Reconciliation of net cash (used in)/provided by operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Net profit for the year	7,460	8,068	7,625	6,307	6,747
Adjustments[1]:
Depreciation, amortisation and impairment	1,208	1,671	1,020	1,061	1,476
Impairment charges	1,261	884	756	1,016	704
Net (decrease)/increase in current and deferred tax	(285)	(78)	332	(706)	(906)
(Increase)/decrease in accrued interest receivable	25	115	(64)	9	108
(Decrease)/increase in accrued interest payable	(47)	(291)	(53)	(39)	(301)
(Decrease)/increase in provisions	(68)	(31)	(24)	(64)	(71)
Other non-cash items	(311)	(1,379)	(250)	(246)	(4)
Cash flows from operating activities before changes in operating assets and liabilities	9,243	8,959	9,342	7,338	7,753
Net (increase)/decrease in derivative financial instruments	(5,107)	11,730	(3,329)	(3,796)	11,497
Net (increase)/decrease in life insurance assets and liabilities	(253)	(191)	(156)	-	-
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	6,755	21,538	1,724	6,706	22,668
Loans	(38,082)	(39,569)	(35,734)	(35,852)	(38,270)
Receivables due from other financial institutions	(896)	(1,000)	3,932	(128)	(2,108)
Regulatory deposits with central banks overseas	(209)	497	126	(219)	511
Other assets	(476)	95	121	4	729
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	(4,488)	(10,027)	9,079	(4,861)	(9,945)
Deposits and other borrowings	38,771	8,526	34,229	33,508	6,548
Payables due to other financial institutions	(73)	(1,194)	9,419	459	(1,544)
Other liabilities	312	95	(382)	284	158
Net cash (used in)/provided by operating activities	5,497	(541)	28,371	3,443	(2,003)

1               Comparatives have been revised for consistency.

256	2016 Westpac Group Annual Report

Notes to the financial statements

Note 41. Notes to the cash flow statements (continued)

Details of assets and liabilities of controlled entities and business acquired

Acquisition of selected business of Lloyds

On 31 December 2013 the Group acquired 100% of the share capital in Capital Finance Australia Ltd (CFAL) and BOS International Australia Ltd (BOSI).

		Consolidated
$m	2016	2015	2014
Fair value of assets and liabilities of controlled entities and businesses acquired
Assets acquired:
Cash and balances with central banks	-	-	149
Derivative financial instruments	-	-	30
Loans	-	-	7,895
Identifiable intangible assets	-	-	56
Property and equipment	-	-	80
Other assets	-	-	6
Total assets acquired	-	-	8,216
Liabilities acquired:
Provisions	-	-	11
Deferred tax liabilities	-	-	25
Debt issues	-	-	488
Borrowings	-	-	6,368
Other liabilities	-	-	24
Total liabilities acquired	-	-	6,916
Fair value of identifiable net assets acquired	-	-	1,300
Goodwill	-	-	225
Total	-	-	1,525
Cash consideration
Purchase of shares	-	-	1,525
Replacement of intergroup funding	-	-	6,368
Total cash consideration	-	-	7,893
Cash consideration	-	-	7,893
Less cash and cash equivalents acquired	-	-	(149)
Cash paid (net of cash acquired)	-	-	7,744

2016 Westpac Group Annual Report	257

Note 41. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control was lost

Details of the entities over which control was lost are provided in Note 35.

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Assets:
Cash and balances with central banks	138	95	-	138	6
Trading securities and financial assets designated at fair value	-	75	-	-	-
Available-for-sale securities	1	90	-	1	-
Loans	132	226	-	132	72
Regulatory deposits with central banks overseas	5	8	-	5	-
Property and equipment	3	11	-	3	2
Deferred tax assets	1	36	-	1	3
Intangible assets	1	450	-	1	-
Other assets	27	84	-	27	22
Total assets	308	1,075	-	308	105
Liabilities:
Deposits and other borrowings	264	267	-	264	90
Debt issues	-	20	-	-	-
Current tax liabilities	2	14	-	2	-
Provisions	1	98	-	1	-
Deferred tax liabilities	-	23	-	-	-
Other liabilities	6	55	-	6	-
Total liabilities	273	477	-	273	90
Net assets	35	598	-	35	15
Non-controlling interests	-	(84)	-	-	-
Total equity attributable to owners of Westpac Banking Corporation	35	514	-	35	15
Cash proceeds (net of transaction costs)	34	743	-	34	22
Fair value of retained interest	-	745	-	-	-
Total consideration	34	1,488	-	34	22
Reserves recycled to income statement	2	62	-	2	(2)
Gain/(loss) on disposal	1	1,036	-	1	5
Reconciliation of cash proceeds from disposal
Cash proceeds received (net of transaction costs)	34	743	-	34	22
Less: Cash deconsolidated	(138)	(95)	-	(138)	(6)
Cash consideration (paid)/received (net of transaction costs and cash held)	(104)	648	-	(104)	16

Non-cash financing activities

	Consolidated			Parent Entity
$m	2016	2015	2014	2016	2015
Shares issued under the dividend reinvestment plan[1]	726	1,412	-	726	1,412
Issuance of loan capital[2]	-	-	529	-	-

1               The dividend reinvestment plan for 2014 was satisfied in full through purchase of existing shares and transfer of shares to participating shareholders.

2               In 2014, amounts relate to holders of Westpac SPS II who participated in the reinvestment offer to subscribe for WCN2.

Restricted cash

The amount of cash and cash equivalents not available for use at 30 September 2016 was $48 million (2015: $132 million) for the Group and nil for the parent entity (2015: nil).

Note 42. Subsequent events

No matters have arisen since the year ended 30 September 2016 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

258	2016 Westpac Group Annual Report

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.             the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2016’ are in accordance with the Corporations Act 2001, including:

i.                  complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.               giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2016 and of their performance for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director &
Chief Executive Officer

Sydney
7 November 2016

2016 Westpac Group Annual Report	259

Management’s report on internal control over financial reporting

The following report is required by rules of the US Securities and Exchange Commission.

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2016 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2016 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

260	2016 Westpac Group Annual Report

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2016 and 30 September 2015, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying financial statements.  Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

2016 Westpac Group Annual Report	261

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

PricewaterhouseCoopers
Sydney, Australia
7 November 2016

262	2016 Westpac Group Annual Report

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 4 October 2016

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	649,907,415	19.42
J P Morgan Nominees Australia Ltd	411,679,271	12.30
National Nominees Limited	243,646,379	7.28
Citicorp Nominees Pty Limited	211,759,963	6.33
Cogent Nominees Pty Limited	75,156,046	2.25
BNP Paribas	43,910,962	1.31
RBC Dexia Investor Services Australia Nominees Pty Limited	33,938,295	1.01
AMP Life Limited	18,538,627	0.55
Australian Foundation Investment Company Limited	15,545,000	0.46
Argo Investments Limited	11,116,768	0.33
Bond Street Custodians Limited	10,878,684	0.33
Milton Corporation Limited	10,451,306	0.31
Navigator Australia Limited	8,329,536	0.25
UBS Nominees Pty Ltd	6,425,953	0.19
IOOF Investment Management Limited	4,899,645	0.15
Nulis Nominees (Australia) Limited	4,742,274	0.14
Invia Custodian Pty Limited	4,300,779	0.13
ANZ Executors & Trustee Company	3,690,216	0.11
Netwealth Investments Limited	3,657,556	0.11
Share Direct Nominees Pty Limited	3,460,191	0.10
Total of Top 20 registered shareholders	1,776,034,866	53.06

As at 4 October 2016 there were 622,674 holders of our ordinary shares compared to 615,493 in 2015 and 595,907 in 2014. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 4 October 2016 (approximately 98% in 2015 and 98% in 2014).

Substantial shareholders as at 4 October 2016

As at 4 October 2016 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

Significant changes in ordinary share ownership of substantial shareholders

There have been no significant changes in ordinary share ownership of substantial shareholders during the full year ended 30 September 2016.

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

At 30 September 2016, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 1,340,102 (0.04%) of the fully paid ordinary shares outstanding.

264	2016 Westpac Group Annual Report

Shareholding information

Analysis by range of holdings of ordinary shares as at 4 October 2016

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	340,466	54.68	132,698,863	3.97	19
1,001	–	5,000	217,549	34.94	486,034,508	14.52	64
5,001	–	10,000	38,613	6.20	266,961,784	7.98	19
10,001	–	100,000	25,366	4.07	531,995,339	15.90	82
100,001 and over			680	0.11	1,928,476,359	57.63	19
Totals			622,674	100.00	3,346,166,853	100.00	203

There were 11,820 shareholders holding less than a marketable parcel ($500) based on a market price of $30.00 at the close of trading on 4 October 2016.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Convertible Preference Shares (Westpac CPS)

Top 20 holders of Westpac CPS as at 4 October 2016

	Number of Westpac CPS	% Held
HSBC Custody Nominees	563,557	4.74
Navigator Australia Limited	204,833	1.72
BT Portfolio Services Limited	190,945	1.61
Nulis Nominees (Australia) Limited	190,330	1.60
IOOF Investment Management Limited	185,059	1.56
J P Morgan Nominees Australia Ltd	169,910	1.43
Netwealth Investments Limited	148,682	1.25
National Nominees Limited	118,724	1.00
Austrust Limited	114,902	0.97
The Australian National University	90,500	0.76
Dimbulu Pty Ltd	70,000	0.59
Mrs Linda Anne Van Lieshout	60,000	0.50
Bond Street Custodians Limited	53,483	0.45
Citicorp Nominees Pty Limited	53,306	0.45
Eastcote Pty Ltd	50,000	0.42
JMB Pty Ltd	50,000	0.42
Randazzo C & G Developments Pty Ltd	50,000	0.42
Invia Custodian Pty Limited	30,969	0.26
Avanteos Investments Limited	30,000	0.25
Mr Philip William Doyle	30,000	0.25
Total of Top 20 registered holders	2,455,200	20.65

Analysis by range of holdings of Westpac CPS as at 4 October 2016

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	18,020	92.47	5,472,719	46.02
1,001	–	5,000	1,306	6.70	2,794,284	23.49
5,001	–	10,000	103	0.53	796,872	6.70
10,001	–	100,000	51	0.26	1,404,349	11.81
100,001 and over			7	0.04	1,425,381	11.98
Totals			19,487	100.00	11,893,605	100.00

There were eight security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $100.60 at the close of trading on 4 October 2016.

2016 Westpac Group Annual Report	265

Westpac Capital Notes

Top 20 holders of Westpac Capital Notes as at 4 October 2016

	Number of Westpac Capital Notes	% Held
HSBC Custody Nominees	893,247	6.46
BT Portfolio Services Limited	232,599	1.68
IOOF Investment Management Limited	187,021	1.35
Pejr Pty Ltd	184,462	1.33
Cogent Nominees Pty Limited	182,771	1.32
Citicorp Nominees Pty Limited	180,265	1.30
J P Morgan Nominees Australia Ltd	127,668	0.92
National Nominees Limited	123,467	0.89
Austrust Limited	109,753	0.79
Netwealth Investments Limited	100,813	0.73
Willimbury Pty Ltd	100,000	0.72
V S Access Pty Ltd	90,000	0.65
Navigator Australia Limited	89,888	0.65
Nulis Nominees (Australia) Limited	71,299	0.52
Tandom Pty Ltd	65,933	0.48
Royal Freemasons Benevolent Institution	50,000	0.36
Mr Alexander Shaw	50,000	0.36
Bond Street Custodians Limited	40,478	0.29
ADCO Constructions Pty Ltd	38,000	0.27
RBC Dexia Investor Services	31,524	0.23
Total of Top 20 registered holders	2,949,188	21.30

Analysis by range of holdings of Westpac Capital Notes as at 4 October 2016

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	17,382	90.18	5,710,305	41.27
1,001	–	5,000	1,714	8.89	3,564,480	25.76
5,001	–	10,000	120	0.62	960,875	6.95
10,001	–	100,000	49	0.26	1,428,163	10.32
100,001 and over			10	0.05	2,171,867	15.70
Totals			19,275	100.00	13,835,690	100.00

There were eight security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $99.50 at the close of trading on 4 October 2016.

266	2016 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 4 October 2016

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees	533,615	4.07
BT Portfolio Services Limited	408,882	3.12
PEJR Pty Ltd	352,774	2.69
Netwealth Investments Limited	153,154	1.17
Navigator Australia Limited	149,929	1.14
Invia Custodian Pty Limited	132,630	1.01
Nulis Nominees (Australia) Limited	128,749	0.98
EML Admin Pty Ltd	100,000	0.76
RBC Dexia Investor Services	94,226	0.72
Cogent Nominees Pty Limited	92,131	0.70
Paul Lederer Pty Ltd	90,540	0.69
IOOF Investment Management Limited	89,574	0.68
National Nominees Limited	88,044	0.67
Rakio Pty Ltd	63,000	0.48
Bond Street Custodians Limited	60,060	0.46
ALSOP Pty Ltd	60,000	0.46
Dimbulu Pty Ltd	51,000	0.39
Bayswater Car Rental Pty Ltd	50,000	0.38
Domer Mining Co P/L	50,000	0.38
Ms Sarah Louise Haddrick	50,000	0.38
Total of Top 20 registered holders	2,798,308	21.33

Analysis by range of holdings of Westpac Capital Notes 2 as at 4 October 2016

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 2%		Westpac Capital Notes 2%
1	–	1,000	14,426	88.68	4,873,067	37.18
1,001	–	5,000	1,630	10.02	3,502,909	26.73
5,001	–	10,000	127	0.78	976,404	7.45
10,001	–	100,000	79	0.48	2,310,990	17.63
100,001 and over			6	0.04	1,442,335	11.01
Totals			16,268	100.00	13,105,705	100.00

There were three security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $93.52 at the close of trading on 4 October 2016.

2016 Westpac Group Annual Report	267

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 4 October 2016

	Number of Westpac Capital Notes 3	% Held
HSBC Custody Nominees (Australia) Limited	870,886	6.58
JDB Services Pty Ltd	272,000	2.05
Navigator Australia Limited	202,181	1.53
Citicorp Nominees Pty Limited	158,619	1.20
Invia Custodian Pty Limited	125,501	0.95
Nulis Nominees (Australia) Limited	122,017	0.92
Balanced Property Pty Ltd	100,000	0.76
National Nominees Limited	95,612	0.72
Netwealth Investments Limited	94,454	0.71
Tandom Pty Ltd	84,750	0.64
Seymour Group Pty Ltd	76,774	0.58
RBC Dexia Investor Services	76,421	0.58
V S Access Pty Ltd	60,000	0.45
Bob Spargo Investments Pty Ltd	51,670	0.39
Barob Pty Limited	50,000	0.38
Dimbulu Pty Ltd	50,000	0.38
JMB Pty Ltd	50,000	0.38
KMJ Pty Ltd	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
The Walter and Eliza Hall Institute of Medical Research	50,000	0.38
Total of Top 20 registered holders	2,690,885	20.34

Analysis by range of holdings of Westpac Capital Notes 3 as at 4 October 2016

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 3%		Westpac Capital Notes 3%
1	–	1,000	13,160	88.66	4,618,255	34.87
1,001	–	5,000	1,455	9.80	3,318,841	25.06
5,001	–	10,000	131	0.89	1,096,864	8.28
10,001	–	100,000	92	0.62	2,643,918	19.96
100,001 and over			5	0.03	1,566,402	11.83
Totals			14,843	100.00	13,244,280	100.00

There were two security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $100.00 at the close of trading on 4 October 2016.

268	2016 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 4 October 2016

	Number of Westpac Capital Notes 4	% Held
BNP Paribas	3,000,000	17.63
HSBC Custody Nominees	952,016	5.59
J P Morgan Nominees Australia Ltd	262,372	1.54
Citicorp Nominees Pty Limited	230,412	1.35
PEJR Pty Ltd	218,450	1.28
Goodridge Nominees Pty Ltd	200,000	1.18
Netwealth Investments Limited	169,445	1.00
Mutual Trust Pty Ltd	123,513	0.73
National Nominees Limited	110,755	0.65
Zashvin Pty Ltd	104,000	0.61
Dimbulu Pty Ltd	100,000	0.59
G Harvey Nominees Pty Ltd	100,000	0.59
Tandom Pty Ltd	80,000	0.47
Invia Custodian Pty Limited	76,324	0.45
Navigator Australia Limited	64,558	0.38
Willimbury Pty Ltd	60,000	0.35
Nulis Nominees (Australia) Limited	56,236	0.33
Austrust Limited	51,748	0.30
V S Access Pty Ltd	51,570	0.30
Grannette Pty Ltd	50,000	0.29
Total of Top 20 registered holders	6,061,399	35.61

Analysis by range of holdings of Westpac Capital Notes 4 as at 4 October 2016

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 4%		Westpac Capital Notes 4%
1	–	1,000	15,816	89.63	5,183,097	30.45
1,001	–	5,000	1,610	9.12	3,482,372	20.46
5,001	–	10,000	136	0.77	1,062,003	6.24
10,001	–	100,000	74	0.42	1,975,739	11.61
100,001 and over			11	0.06	5,317,323	31.24
Totals			17,647	100.00	17,020,534	100.00

There was one security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $102.97 at the close of trading on 4 October 2016.

2016 Westpac Group Annual Report	269

Voting rights of Westpac CPS, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3 and Westpac Capital Notes 4

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

In accordance with the terms of issue, holders of Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3 and Westpac Capital Notes 4 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac CPS, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3 or Westpac Capital Notes 4 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Domicile1 of ordinary shareholders as at 4 October 2016

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	594,326	95.45	3,286,376,643	98.21
New Zealand	24,047	3.86	44,418,577	1.33
United Kingdom	1,613	0.26	3,313,997	0.10
United States	573	0.09	1,407,908	0.04
Other overseas	2,115	0.34	10,649,728	0.32
Totals	622,674	100.00	3,346,166,853	100.00

Domicile1 of holders of Westpac CPS as at 4 October 2016

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	19,467	99.89	11,884,759	99.93
New Zealand	5	0.03	2,550	0.02
United Kingdom	7	0.04	2,950	0.02
United States	4	0.02	330	0.00
Other overseas	4	0.02	3,016	0.03
Total	19,487	100.00	11,893,605	100.00

Domicile1 of holders of Westpac Capital Notes as at 4 October 2016

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	19,249	99.86	13,808,872	99.81
New Zealand	2	0.01	17,290	0.12
United Kingdom	9	0.05	2,650	0.02
United States	6	0.03	3,636	0.03
Other overseas	9	0.05	3,242	0.02
Total	19,275	100.00	13,835,690	100.00

[1] Based on registered address of holder.

270	2016 Westpac Group Annual Report

Shareholding information

Domicile1 of holders of Westpac Capital Notes 2 as at 4 October 2016

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 2	Westpac Capital Notes
Australia	16,261	99.95	13,102,903	99.98
New Zealand	1	0.01	120	0.00
United Kingdom	2	0.01	1,200	0.01
United States	1	0.01	782	0.01
Other overseas	3	0.02	700	0.00
Total	16,268	100.00	13,105,705	100.00

Domicile1 of holders of Westpac Capital Notes 3 as at 4 October 2016

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 3	Westpac Capital Notes
Australia	14,823	99.87	13,220,690	99.82
New Zealand	6	0.04	3,050	0.02
United Kingdom	3	0.02	950	0.01
United States	3	0.02	1,850	0.02
Other overseas	8	0.05	17,740	0.13
Total	14,843	100.00	13,244,280	100.00

Domicile1 of holders of Westpac Capital Notes 4 as at 4 October 2016

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 4	Westpac Capital Notes
Australia	17,633	99.92	16,993,664	99.84
New Zealand	3	0.02	1,150	0.01
United Kingdom	0	0.00	0.00	0.00
United States	0	0.00	0.00	0.00
Other overseas	11	0.06	25,720	0.15
Total	17,647	100.00	17,020,534	100.00

1   Based on registered address of holder.

2016 Westpac Group Annual Report	271

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing one ordinary share, are listed on the NYSE1.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2016	33.74	27.57	25.20	20.13
September 2015	40.07	29.10	31.18	20.43
September 2014	35.99	30.00	33.31	26.70
September 2013	34.79	24.23	175.29	27.98
September 2012	24.99	19.00	130.63	92.34

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2016:
September	31.29	27.83	23.80	21.16
June	32.00	27.57	24.47	20.46
March	33.46	27.69	25.20	20.13
2015:
December	33.74	29.58	24.30	21.14
September	35.15	29.10	25.79	20.43
June	40.07	31.00	30.77	23.92
March	39.89	32.38	31.18	26.44
2014:
December	34.94	31.33	31.07	25.80
September	35.37	31.40	33.00	27.66
June	35.99	33.39	33.16	31.09
March	34.82	30.00	32.06	26.70
2013:
December	34.98	30.26	33.31	27.45
September	33.49	27.62	144.36	27.98
June	34.79	27.15	175.29	125.91
March	31.99	26.06	162.02	136.98

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2016	High	Low	High	Low
September	30.49	28.56	23.14	21.36
August	31.29	29.20	23.80	22.11
July	31.12	27.83	23.59	21.16
June	30.74	27.57	22.85	20.46
May	31.78	29.29	22.91	21.55
April	32.00	28.15	24.47	21.53

1           On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary share to one ADS representing one Westpac fully paid ordinary share.

2           Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

272	2016 Westpac Group Annual Report

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

Reimbursed or Waived for 2016
Category of Expense Reimbursed to Westpac or Fee Waived	US$’000s
Investor relations	188,389.25
NYSE listing fees	52,500.00
Total	240,889.25

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

2016 Westpac Group Annual Report	273

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

b.             the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of individuals or entities including:

–         supporters of the former Federal Republic of Yugoslavia (the Milosevic regime) and certain persons indicted within the jurisdiction of the International Criminal Tribunal for the former Yugoslavia;

–         persons or entities engaged in activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe;

–         certain persons or entities associated with the Democratic People’s Republic of Korea’s weapons of mass destruction program or missiles program;

–         certain persons or entities that have contributed to or are contributing to Iran’s nuclear or missile program;

–         certain individuals and entities associated with the former Qadhafi regime in Libya;

–         certain individuals and entities supporting the Syrian regime or that are responsible for human rights abuses in Syria; and

–         persons who have been instrumental or complicit in the threat to the sovereignty and territorial integrity of Ukraine,

without the prior approval of the Minister for Foreign Affairs;

c.              the United Nations Security Council (UNSC) financial sanctions administered by DFAT, including:

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

–         Country-based sanctions
Under the Charter of the United Nations Act 1945 and associated regulations, UNSC financial sanctions have been implemented. It is an offence to use or deal with funds, financial assets or economic resources of certain persons or entities associated with countries designated by the UNSC. It is also a criminal offence to make assets available to such persons or entities.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote Westpac shares. All these limitations apply to the holders of the American Depositary Receipts (ADRs) evidencing ADS, issued by our Depositary in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign persons that meet certain thresholds are required to be notified to the Treasurer of Australia (through the Foreign Investment Review Board) and to obtain a no objections notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 20% or more of the issued shares of an Australian company or the ability to control 20% or more of the total voting power. In addition, the legislation applies to any acquisition by a foreign government investor of 10% or more of the total voting power or ownership of an Australian company (or any interest if the foreign government investor acquires a control element — for example the right to appoint a director). The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred in the absence of a no objections notification, the Treasurer has the power to order divestment if he considers the acquisition to be contrary to Australia’s national interest.

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

274	2016 Westpac Group Annual Report

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

The American Depositary Shares (ADSs) agreement

There is a Deposit Agreement between The Bank of New York Mellon as Depositary, and Westpac, and the record holders from time to time of all ADSs. Holders of our ADSs are subject to the foregoing limitations on the rights of non-residents or non-citizens of Australia to own or vote Westpac shares. Record holders of ADSs are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADSs and related ordinary shares as well as to the identity of any other person interested in such ADSs and related ordinary shares and the nature of such interest.

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

Fully franked dividends paid to non-resident shareholders and dividends that have been subject to dividend withholding

2016 Westpac Group Annual Report	275

tax should not be subject to any further Australian income tax.

There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depends upon the shareholder’s own circumstances, including the period during which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding.

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

This discussion is intended only as a descriptive summary. It does not purport to be a complete analysis of all the potential US federal income tax consequences of owning and disposing of ordinary shares and does not address US federal income tax considerations that may be relevant to US holders subject to special treatment under US federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, brokers, tax-exempt entities, retirement plans, certain former citizens or residents of the US, persons holding ordinary shares as part of a straddle, hedge, conversion or other integrated transaction, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by voting power) of our stock, persons that generally mark their securities to market for US federal income tax purposes or persons that receive ordinary shares as compensation). As this is a complex area, we recommend investors consult their own tax advisers concerning the US federal, state and/or local implications of owning and disposing of ordinary shares.

For the purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes:

▪                  an individual that who is a citizen or resident of the US;

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

Taxation of dividends

If you are a US holder, you must include in your income as a dividend, the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) without reduction for any Australian tax withheld from such distribution. We have not maintained and do not plan to maintain calculations of earnings and profits for US federal income tax purposes, and as a result, you may need to include the entire amount of any distribution in income as a dividend. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income may be taxable to you at a preferential tax rate so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income. Each non-corporate US holder should consult their own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Dividends paid by us constitute ordinary income that must generally be included in income when actually or constructively received. Such dividends will not be eligible

276	2016 Westpac Group Annual Report

Shareholding information

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

Taxation of capital gains

If you sell, exchange or otherwise dispose of your ordinary shares, you will generally recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. A capital gain of a non-corporate US holder is generally taxed at a reduced rate if the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the US, for foreign tax credit limitation purposes.

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

2016 Westpac Group Annual Report	277

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

278	2016 Westpac Group Annual Report

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)             if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA, including the capital conservation buffer. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the preceding 12 consecutive months to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the preceding 12 consecutive months, as reflected in our relevant audited consolidated financial statements; and

(ii)          if, under the Banking Act 1959 (Cth), we are directed by APRA not to pay a dividend;

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

2016 Westpac Group Annual Report	279

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

280	2016 Westpac Group Annual Report

Additional information

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2017²	2016	2015	2014	2013	2012
	(US$ per A$1.00)
High	0.7715	0.7817	0.8904	0.9705	1.0579	1.0806
Low	0.7545	0.6855	0.6917	0.8715	0.8901	0.9453
Average[3]	n/a	0.7385	0.7781	0.9155	0.9885	1.0371
Close (on 30 September)[4]	n/a	0.7667	0.7020	0.8737	0.9342	1.0388

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2016²	2016	2016	2016	2016	2016
	(US$ per A$1.00)
High	0.7715	0.7676	0.7717	0.7632	0.7598	0.7641
Low	0.7545	0.7470	0.7516	0.7453	0.7225	0.7184

1           The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2           Through to 21 October 2016. On 21 October 2016, the noon buying rate was A$1.00 = US$0.7597.

3           The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4           The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

2016 Westpac Group Annual Report	281

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Paddy Rennie

Paddy Rennie
General Counsel, Treasury & Corporate
Dated November 7, 2016

282	2016 Westpac Group Annual Report

Information for shareholders

Financial calendar

Westpac Ordinary Shares (ASX code: WBC)

Record date for final dividend	15 November 2016[1]
Annual General Meeting	9 December 2016
Final dividend payable	21 December 2016
Financial Half Year end	31 March 2017
Interim results and dividend announcement	8 May 2017
Record date for interim dividend	19 May 2017[2,3]
Interim dividend payable	4 July 2017[3]
Financial Year end	30 September 2017
Final results and dividend announcement	6 November 2017
Record date for final dividend	14 November 2017[4,6]
Annual General Meeting	8 December 2017[5]
Final dividend payable	22 December 2017[6]

1            Record date for 2016 final dividend in New York – 14 November 2016.

2            Record date for 2017 interim dividend in New York – 18 May 2017.

3            Dates will be confirmed at the time of announcing the 2017 interim results.

4            Record date for 2017 final dividend in New York – 13 November 2017.

5            Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2017.

6            Dates will be confirmed at the time of announcing the 2017 final results.

Westpac Convertible Preference Shares

(ASX code: WBCPC)

Record date for semi-annual dividend	23 March 2017
Payment date for semi-annual dividend	31 March 2017
Record date for semi-annual dividend	22 September 2017
Payment date for semi-annual dividend	3 October 2017[1]

1 Next business day when a payment date falls on a non-ASX business day.

Westpac Capital Notes (ASX code: WBCPD)

Record date for quarterly distribution	30 November 2016
Payment date for quarterly distribution	8 December 2016
Record date for quarterly distribution	28 February 2017
Payment date for quarterly distribution	8 March 2017
Record date for quarterly distribution	31 May 2017
Payment date for quarterly distribution	8 June 2017
Record date for quarterly distribution	31 August 2017
Payment date for quarterly distribution	8 September 2017

Westpac Capital Notes 2 (ASX code: WBCPE)

Record date for quarterly distribution	15 December 2016
Payment date for quarterly distribution	23 December 2016
Record date for quarterly distribution	15 March 2017
Payment date for quarterly distribution	23 March 2017
Record date for quarterly distribution	15 June 2017
Payment date for quarterly distribution	23 June 2017
Record date for quarterly distribution	15 September 2017
Payment date for quarterly distribution	25 September 2017[1]

1 Next business day when a payment date falls on a non-ASX business day.

Westpac Capital Notes 3 (ASX code: WBCPF)

Record date for quarterly distribution	14 December 2016
Payment date for quarterly distribution	22 December 2016
Record date for quarterly distribution	14 March 2017
Payment date for quarterly distribution	22 March 2017
Record date for quarterly distribution	14 June 2017
Payment date for quarterly distribution	22 June 2017
Record date for quarterly distribution	14 September 2017
Payment date for quarterly distribution	22 September 2017

Westpac Capital Notes 4 (ASX code: WBCPG)

Record date for quarterly distribution	22 December 2016
Payment date for quarterly distribution	30 December 2016
Record date for quarterly distribution	22 March 2017
Payment date for quarterly distribution	30 March 2017
Record date for quarterly distribution	22 June 2017
Payment date for quarterly distribution	30 June 2017
Record date for quarterly distribution	22 September 2017
Payment date for quarterly distribution	3 October 2017[1]

1 Next business day when a payment date falls on a non-ASX business day.

2016 Westpac Group Annual Report	283

Westpac Subordinated Notes (ASX code: WBCHA)

Record date for quarterly interest payment	15 November 2016
Payment date for quarterly interest payment	23 November 2016
Record date for quarterly interest payment	15 February 2017
Payment date for quarterly interest payment	23 February 2017
Record date for quarterly interest payment	15 May 2017
Payment date for quarterly interest payment	23 May 2017
Record date for quarterly interest payment	15 August 2017
Payment date for quarterly interest payment	23 August 2017[1]

1            The first optional Redemption Date for Westpac Subordinated Notes will be 23 August 2017, subject to APRA’s prior written consent. There can be no certainty that APRA will provide its consent in respect of any early redemption.

Westpac Subordinated Notes II (ASX code: WBCHB)

Record date for quarterly interest payment	14 November 2016
Payment date for quarterly interest payment	22 November 2016
Record date for quarterly interest payment	14 February 2017
Payment date for quarterly interest payment	22 February 2017
Record date for quarterly interest payment	12 May 2017[1]
Payment date for quarterly interest payment	22 May 2017
Record date for quarterly interest payment	14 August 2017
Payment date for quarterly interest payment	22 August 2017

1 Immediately preceding business day when a record date falls on a non-ASX business day.

Westpac NZD Subordinated Notes (NZX code: WBC010)

Record date for quarterly interest payment	21 November 2016
Payment date for quarterly interest payment	1 December 2016
Record date for quarterly interest payment	17 February 2017[1]
Payment date for quarterly interest payment	1 March 2017
Record date for quarterly interest payment	22 May 2017
Payment date for quarterly interest payment	1 June 2017
Record date for quarterly interest payment	22 August 2017
Payment date for quarterly interest payment	1 September 2017

1 Immediately preceding business day when a record date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in Hall L, Ground Floor, Adelaide Convention Centre, North Terrace, Adelaide, on Friday 9 December 2016, commencing at 10:00am (Adelaide time).

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website for viewing at a later time.

284	2016 Westpac Group Annual Report

Information for shareholders

Useful information

Key sources of information for shareholders

We report our full year performance to shareholders, in late October or early November, in the following forms: an Annual Review & Sustainability Report; an Annual Report; a Sustainability Performance Report; an Investor Discussion Pack and earnings releases.

Electronic communications

Shareholders can elect to receive the following communications electronically:

▪                 Annual Review & Sustainability Report and Annual Report;

▪                 Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP);

▪                 Notices of Meetings and proxy forms; and

▪                 Major company announcements.

Opt for electronic communications by logging into Westpac’s Share Registrar’s Investor Centre at www.linkmarketservices.com.au.

Online information

Australia

Westpac’s website www.westpac.com.au provides information for shareholders and customers, including:

▪                 access to internet banking and online investing services;

▪                 details on Westpac’s products and services;

▪                 company history, results, market releases and news; and

▪                 corporate responsibility and Westpac in the community activities.

Investors can access the Investor Centre at www.westpac.com.au/investorcentre. The Centre also includes the current Westpac share price and links to the latest ASX announcements and Westpac’s share registrars’ websites.

New Zealand

Westpac’s New Zealand internet site www.westpac.co.nz provides:

▪                 access to internet banking services;

▪                 details on products and services;

▪                 economic updates, news and information, key financial results; and

▪                 sponsorships and other community activities.

Stock exchange listings

Westpac ordinary shares are listed on:

▪                 Australian Securities Exchange (code WBC);

▪                 New York Stock Exchange (NYSE), as American Depositary Shares (code WBK); and

▪                 New Zealand Exchange Limited (code WBC).

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

Westpac Investor Relations
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Share registrars

Shareholders can check and update their information in Westpac’s Share Registrars’ Online Investor Centres, see details below. In Australia, broker sponsored holders must contact their broker to amend their address.

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
Level 11, Deloitte Centre
80 Queen Street
Auckland 1010, New Zealand
Postal address: P.O. Box 91976, Auckland 1142, New Zealand
www.linkmarketservices.co.nz

Shareholder enquiries:
Telephone: 0800 002 727 (toll free within New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: enquiries@linkmarketservices.co.nz

Depositary in USA for American Depositary Shares (ADS)1

Listed on New York Stock Exchange (code WBK - CUSIP 961214301)

ADS holder enquiries:
Computershare
211 Quality Circle Suite 210 College Station
TX 77845, USA
Postal address: P.O. Box 30170
College Station, TX 77842-3170, USA
Telephone: 1-888-BNY-ADRS (1-888-269-2377)
(toll free number for domestic callers)
 International: +1 201 680 6825
Email: shrrelations@bnymellon.com
www.bnymellon.com/shareowner

1     Each ADS represents one fully paid ordinary share

2016 Westpac Group Annual Report	285

Glossary of abbreviations and defined terms

6MMA	Six month moving average
AAS	Australian Accounting Standards
AASB	Australian Accounting Standards Board
ABS	Asset-backed securities
ACCC	Australian Competition and Consumer Commission
ADI	Authorised Deposit-taking Institution
ADRs	American Depositary Receipts
ADSs	American Depositary Shares
Advanced IRB	Advanced Internal Ratings Based
AGM	Annual General Meeting
AIRB	Advanced Internal Ratings Based
ALCO	Westpac Asset & Liability Committee
ALM	Asset and Liability Management
AMA	Advanced Measurement Approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASXCGC	ASX Limited’s Corporate Governance Council
ATMs	Automatic teller machines
ATO	Australian Taxation Office
AUSTRAC	Australian Transaction Reports and Analysis Centre
BAC	Board Audit Committee
BankSA	Bank of South Australia
BBSW	Bank Bill Swap Reference Rate
BCBS	Basel Committee on Banking Supervision
BOSI	BOS International Australia Limited
bps	Basis points
BRCC	Board Risk & Compliance Committee
BTFG	BT Financial Group (Australia)
BTIM	BT Investment Management Limited
CAPs	Collectively Assessed Provisions
Cash EPS	Cash earnings per share
Cash EPS CAGR	Compound Annual Growth in Cash EPS
CCB	Capital Conservation Buffer
CDO	Collateralised debt obligations
CDS	Credit default swap
CEO	Chief Executive Officer
CEOPP	Chief Executive Officer Performance Plan
CEO RSP	Chief Executive Officer Restricted Share Plan
CFAL	Capital Finance Australia Limited
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CGU	Cash Generating Unit
CHF	Swiss franc
CLF	Committed Liquidity Facility
Corporations Act	Corporations Act 2001 (Cth)
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPM	Credit Portfolio Management
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CRS	Common Reporting Standard

CVA	Credit valuation adjustment
DFAT	Department of Foreign Affairs and Trade
DRP	Dividend Reinvestment Plan
D-SIB	Domestic Systemically Important Banks
EAD	Exposure at default
EPS	Earnings per share
ESG	Environmental, social and governance
ESP	Employee Share Plan
FCA	Financial Conduct Authority
FCS	Financial Claims Scheme
FMA	Financial Markets Authority
FSB	Financial Stability Board
FTE	Full time equivalent employees
FUA	Funds under administration
FUM	Funds under management
FVA	Funding Valuation Adjustment
FX	Foreign Exchange
GHG	Greenhouse gas
G-SIBs	Global Systemically Important Banks
Hastings	Hastings Funds Management Limited
HKMA	Hong Kong Monetary Authority
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IOSCO	International Organization of Securities Commission
IRRBB	Interest Rate Risk in the Banking Book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
JOHCM	J O Hambro Capital Management
LCR	Liquidity Coverage Ratio
LGBTI	Lesbian, gay, bisexual, transgender and intersex
LGD	Loss given default
LIBOR	London InterBank Offer Rate
LTI Plan	Westpac Long Term Incentive Plan
LTIFR	Lost Time Injury Frequency Rate
LVR	Loan to value ratio
MFI	Main Financial Institution
Moody’s	Moody’s Investors Service
NaR	Net interest income-at-risk
NII	Net interest income
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
NZX	New Zealand Exchange Limited
OBR	Open Bank Resolution
OCC	Office of the Comptroller of the Currency
OFAC	Office of Foreign Assets Control
OTC	Over the counter
PD	Probability of default
PFIC	Passive foreign investment company
PNG	Papua New Guinea
RAMS	RAMS Home Loans
RBA	Reserve Bank of Australia

286	2016 Westpac Group Annual Report

RBNZ	Reserve Bank of New Zealand
RISKCO	Westpac Group Executive Risk Committee
RMBS	Residential Mortgage Backed Securities
ROE	Return on equity
RSP	Restricted Share Plan
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SEC	US Securities and Exchange Commission
SME	Small to medium enterprises
SOx	Sarbanes-Oxley Act of 2002
SPS	Stapled Preferred Securities
St.George	St.George Banking Group
TLAC	Total Loss Absorbing Capacity
2004 TPS	Trust Preferred Securities 2004
2006 TPS	Trust Preferred Securities 2006
TSR	Total Shareholder Return
UKSS	UK Staff Superannuation Scheme
UNSC	United Nations Security Council
US	United States
VaR	Value at Risk
Westpac CPS	Westpac Convertible Preference Shares
WGP	Westpac Group Plan
WHS	Workplace Health and Safety
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WRP	Westpac Reward Plan
WSNZL	Westpac Securities NZ Limited

2016 Westpac Group Annual Report	287

Notes

288	2016 Westpac Group Annual Report

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer to Note 35 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 7 November 2016.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.