Form 20-F
period 2017-09-30
WESTPAC BANKING CORP
filed 2017-11-08
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 1.50% Notes due December 1, 2017, Floating Rate Notes due December 1, 2017, 1.60% Notes due January 12, 2018, 4.625% Subordinated Notes due 2018, 1.55% Notes due May 25, 2018, Floating Rate Notes due May 25, 2018, 2.25% Notes due July 30, 2018, Floating Rate Notes due July 30, 2018, 1.950% Notes due November 23, 2018, Floating Rate Notes due November 23, 2018, 2.25% Notes due January 17, 2019, Floating Rate Notes due January 17, 2019, 1.650% Notes due May 13, 2019, Floating Rate Notes due May 13, 2019, 1.600% Notes due August 19, 2019, Floating Rate Notes due August 19, 2019, 4.875% Notes due November 19, 2019, 2.150% Notes due March 6, 2020, Floating Rate Notes due March 6, 2020, 2.30% Notes due May 26, 2020, 2.600% Notes due November 23, 2020, 2.100% Notes due May 13, 2021, Floating Rate Notes due May 13, 2021, 2.000% Notes due August 19, 2021, Floating Rate Notes due August 19, 2021, 2.800% Notes due January 11, 2022, Floating Rate Notes due January 11, 2022, 2.500% Notes due June 28, 2022, Floating Rate Notes due June 28, 2022, 2.850% Notes due May 13, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 4.322% Subordinated Notes due November 23, 2031, 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and notes issued under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,394,364,279 fully paid

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

Yes ☐      No ☒ (not currently applicable to registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐      No ☒

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	6
Information on Westpac	7
Business strategy	7
Outlook	10
Significant developments	11
Corporate governance	19
Directors’ report	40
Remuneration Report	54
Section 2	83
Five year summary	84
Reading this report	85
Review of Group operations	87
Income statement review	89
Balance sheet review	97
Capital resources	101
Commitments	103
Divisional performance	104
Consumer Bank	107
Business Bank	108
BT Financial Group (Australia)	109
Westpac Institutional Bank	111
Westpac New Zealand	112
Group Businesses	114
Risk and risk management	119
Risk factors	119
Risk management	129
Credit risk	129
Liquidity risk	130

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

Market risk	131
Operational risk and compliance risk	132
Other risks	133
Westpac’s approach to sustainability	136
Sustainability performance	136
Five year non-financial summary	141
Other Westpac business information	143
Section 3	145
Financial statements	146
Notes to the financial statements	152
Statutory statements	265
Section 4	269
Shareholding information	270
Additional information	285
Information for shareholders	289
Glossary of abbreviations and defined terms	293

2017 Westpac Group Annual Report	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	84, 89, 97-98, 288
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	119-128
Item 4.	Information on Westpac
	History and development of Westpac	7, 9-18
	Business overview	7-18
	Organisational structure	8-9, 249-251
	Property, plants and equipment	143
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	87-102, 104-118
	Liquidity and capital resources	101-103, 130-131, 133-135
	Research and development, patents and licences etc.	Not applicable
	Trend information	89-101, 104-118
	Off-balance sheet arrangements	135
	Tabular disclosure of contractual obligations	103
	Safe harbor	85
Item 6.	Directors, senior management and employees
	Directors and senior management	40-47, 49-51
	Compensation	54-79, 260-262
	Board practices	21-43
	Employees	143
	Share ownership	49-51, 260-262, 270
Item 7.	Major shareholders and related party transactions
	Major shareholders	270-278
	Related party transactions	144, 260-262
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	145-267
	Significant changes	11-16, 264
Item 9.	The offer and listing
	Offer and listing details	279
	Plan of distribution	Not applicable
	Markets	19, 289-291
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2017 Westpac Group Annual Report

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	285-287
	Material contracts	143
	Exchange controls	281-282
	Taxation	282-284
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	287
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	131-132, 221-223
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	280

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	135, 266, 267
Item 16A.	Audit committee financial expert	31
Item 16B.	Code of ethics	27-29
Item 16C.	Principal accountant fees and services	31, 260
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	103, 245-247
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	19
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	145-267
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2017, 2016 and 2015		146
Consolidated balance sheets as at 30 September 2017 and 2016		148
Consolidated statements of comprehensive income for the years ended 30 September 2017, 2016 and 2015		147
Consolidated statements of cash flows for the years ended 30 September 2017, 2016 and 2015		151
Notes to the financial statements		152-264
Management’s report on the internal control over financial reporting		266
Report of independent registered public accounting firm		267

2017 Westpac Group Annual Report	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	97, 170-172
Analysis of net interest earnings	90-91, 170-172
Volume and rate movement	90, 170-172
Part II Investment portfolio
Book value of investments	174
Maturity profile	175, 218-221
Book value and market value > 10% of shareholders	174
Part III Loan portfolio
Types of loans	176-179
Maturities and sensitivities of loans to changes in interest rates	180
Risk elements
Non-accrual, past due and restructured loans	100-101, 209-213
Potential problem loans	100-101
Foreign outstandings	130
Loan concentrations	130
Other interest bearing assets	173-175, 207-208
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	181-184
Allocation of the allowance for loan losses	181-184
Part V Deposits	187-188
Part VI Return on equity and assets	84, 98
Part VII Short-term borrowings	189-190

4	2017 Westpac Group Annual Report

Guide 3 cross-reference index

This page is intentionally left blank

2017 Westpac Group Annual Report	5

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

We have branches, affiliates and controlled entities2 throughout Australia, New Zealand, Asia and in the Pacific region, and maintain branches and offices in some of the key financial centres around the world.

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

At 30 September 2017, our market capitalisation was $108 billion3 and we had total assets of $852 billion.

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

In delivering on our strategy, we are focused on our core markets, including Australia and New Zealand, where we provide a comprehensive range of financial products and services that assist us in meeting the financial services needs of customers. With our strong position in these markets, and over 13 million customers4, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands, which we believe enables us to appeal to a broader range of customers and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.

1    A consumer is defined as a person who uses our products and services. It does not include business entities.

2    Refer to Note 35 to the financial statements for a list of our material controlled entities as at 30 September 2017.

3    Based on the closing share price of our ordinary shares on the ASX as at 30 September 2017.

4    All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2017.

As we continue to build the business, the financial services environment remains challenging and has required us to maintain focus on strengthening our financial position while at the same time improving efficiency. This strengthening has involved:

▪      lifting the level and quality of our capital;

▪      improving our funding and liquidity position; and

▪      seeking to maintain a high level of asset quality and provisioning.

While we are currently one of the most efficient banks globally, as measured by a cost to income ratio, we continue to focus on ways to simplify our business to make it easier for customers to do business with us and to make work more enjoyable for our people. We believe these improvement efforts also contribute to reducing unit costs that create capacity for further investment for growth.

Throughout 2017 we continued our focus on delivering superior outcomes for our customers and shareholders through our Service Revolution transformation. The Service Revolution is seeking to: provide a truly personal service for customers while better anticipating their needs; put customers in control of their finances; respond to the increased pace of innovation, disruption and changing customer behaviours through digitisation and increasing our capacity for innovation; and innovate and simplify to reinvent the customer experience.

As part of our delivery of the Service Revolution, we have developed an integrated, multi-year plan that will be executed across the Group. In 2017, we delivered significant outcomes and met key milestones on a number of our transformation programs focused on the digitisation of the company through the design and development of a single bank technology infrastructure. We expect this will significantly transform customer experiences and drive operational efficiency. At the same time, our Consumer Bank and Business Bank transformation programs continued to deliver market-leading customer services, while lowering the cost to serve.

Over the year, substantial work has also been undertaken on conduct and culture, with work focused on continuing to strengthen our conduct management across the Group. In addition, work continues on ensuring that we are responding to our changing regulatory and industry landscape, with initiatives around a product remediation program, implementing Australian Bankers’ Association (ABA) industry initiatives (further information is contained in ‘Significant developments’) and enhancing our remuneration frameworks.

Sustainability is part of our strategy of seeking to anticipate and shape the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. Our approach makes sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

2017 Westpac Group Annual Report	7

Supporting our customer-focused strategy is a strong set of company-wide values, which are embedded in our culture. These are:

▪      integrity;

▪      service;

▪      one team;

▪      courage; and

▪      achievement.

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

▪      continue to enhance our funding and liquidity position, including ensuring a diversity of funding pools and meeting new liquidity requirements; and

▪      maintain a high quality portfolio of assets, coupled with appropriate provisioning.

d)             Growth highways

▪      focus on stronger growth in:

–         small to medium enterprises;

–         wealth; and

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

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands.

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with our call centres and our extensive network of branches and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with BTFG and WIB in the sales and service of select financial services and products, including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originator.

Business Bank (BB) is responsible for sales and service to micro, small to medium enterprises (SME) and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group, providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties to manufacture certain general insurance products. In managing risk across all insurance classes, the division reinsures certain risks using external providers. BTFG operates a range of wealth, funds management and financial advice brands (including Ascalon which is a boutique incubator of emerging fund managers) and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital and alternative investment solutions. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible

8	2017 Westpac Group Annual Report

Information on Westpac

for Westpac Pacific, currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs, including across foreign exchange and fixed interest solutions.

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand:

▪                  Westpac New Zealand Limited (WNZL), which is incorporated in New Zealand; and

▪                  Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia.

Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand, while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also maintains its own infrastructure, including technology, operations and treasury.

Group Businesses include:

▪                  Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk (excluding Westpac New Zealand) within set risk limits;

▪                  Group Technology, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

▪                  Core Support, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources.

Group Technology costs are fully allocated to other divisions in the Group. Core Support costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

Group Businesses also includes items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions.

Competition

The Group operates in a highly competitive environment across the regions in which we do business.

We serve the banking, wealth and risk management needs of customer segments from consumers to small businesses through to large corporate and institutional clients. The Group competes with other financial services industry players for customers, by covering their transacting, saving, investing, protecting and borrowing needs with a wide set of products and services. Our competitors range from large global organisations with broad offerings to entities more focused on specific regions, products or services. Our competitors include financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies, online financial services providers and increasingly, technology companies are also developing competitive offerings.

Like other financial services providers, our competitive position across customer segments, products and geographies is determined by a variety of factors. These include:

▪                  the quality, range, innovation and pricing of products and services offered;

▪                  digital and technology solutions;

▪                  customer service quality and convenience;

▪                  the effectiveness of, and access to, distribution channels;

▪                  brand reputation and preference;

▪                  the types of customer served; and

▪                  the talent and experience of our employees.

We also operate in an environment where digital innovation is changing the competitive landscape. In the context of innovation, we are dependent on our ability to offer new products and services that match evolving customer preference and compare favourably to those of our competitors. The competitive nature of the industry means that if we are not successful in developing or introducing new products and services, or in responding or adapting to changes in customer preferences and habits, we will lose customers to our competitors.

Competition within Australia’s financial system is evidenced by both the significant number of providers and the range of products and services available to customers. In Australia, we have seen competition for deposits partly driven by clearer global regulatory requirements for liquidity management in the post-Global Financial Crisis environment, such as the introduction of the Liquidity Coverage Ratio (LCR) in 2015 and the upcoming Net Stable Funding Ratio (NSFR). Banks and other financial institutions also seek to achieve a higher proportion of high quality deposit funding as credit rating agencies and debt investors look for strong balance sheet positions in their assessment of quality institutions.

Competition for lending is also expected to remain high. At the same time, businesses and consumers are cautious about the global outlook and continue to reduce gearing. The residential mortgage business continues to be highly competitive, with increased regulatory oversight to make the balance sheets of both borrowers and lenders more resilient. In particular, the most recent regulatory focus has been on limiting interest only lending. The high degree of competition

2017 Westpac Group Annual Report	9

and regulatory interest is expected to continue. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

In our wealth business, we expect the broader competitive landscape to continue to undergo significant change with ongoing consolidation in life insurance, continued regulatory and structural change in financial advice, and increased overseas interest and participation in superannuation.

In New Zealand, the Group is experiencing strong competition as banks vie for new customers. Competition for deposits remains intense and home lending is particularly competitive on price and switching incentives.

Outlook1

The Australian economy has continued to grow solidly in 2017. GDP increased by 1.8% for the year to June 2017, being affected by the severe weather along Australia’s eastern seaboard in the March quarter 2017. As this impact fades, GDP growth is forecast to increase to around 3% by the end of calendar 2017.

Recent growth has been supported by continued employment growth, more confidence around the global economy, higher commodity prices, a boost in public spending and a reduced drag from the slowdown in mining investment. We have also been encouraged by some improvement in the level of non-mining business investment, particularly in the construction sector.

Despite this encouraging news, the Reserve Bank has chosen to keep interest rates on hold. Concerns around the consumer are a key issue. Income growth has been modest; household leverage has increased and household budgets are being impacted by rising energy costs.

The current mix of growth has continued to vary across Australia. NSW and Victoria are performing particularly well, benefiting from low interest rates and stronger housing construction. Conditions have been much more challenging in areas impacted by the slowdown in mining (WA and regional Queensland). In both these regions we have seen rising unemployment, falling house prices, restrained spending and higher loan delinquencies. More recently, there are signs of an improvement, particularly in light of higher commodity prices, although realistically, a full recovery is likely to take some time.

In New Zealand, the economy has also been sound, with a solid pipeline of construction projects, strong population growth and low interest rates all supporting growth. Some construction delays and capacity constraints have, however, limited this growth. GDP growth has held at around 3%, with unemployment of around 5% and inflation near 2%.

The international outlook has improved over the year. The consensus view at the recent IMF meeting in Washington was that 2017 has been the best year for synchronised global growth since the Global Financial Crisis.

Within Australia, the 2018 outlook is for real GDP to grow at around 2.5%, with growth expected to slow through the year. That profile reflects the Group’s expectation that ongoing

1    All data and opinions under ‘Outlook’ are generated by our internal economists and management.

weak income growth will further weigh on the consumer through 2018. Prospects for a reasonable lift in business investment are still clouded while housing construction, after being a contributor to growth, is likely to peak with its impact slowing in the year ahead. On the other hand, there will be ongoing contributions from exports, both resources and services, public demand, including infrastructure and from private non-residential construction. Consistent with that growth profile, we expect the recent strength in employment growth to slow next year, with a small rise in the unemployment rate likely.

Inflation is also anticipated to remain at the lower end of the RBA’s target band and this, along with a modest slowdown in growth, is expected to see the RBA’s cash rate hold at 1.5% through 2018.

Financial system credit grew by just below 6% in the year to September 2017, with system housing credit rising 6.5%, and system business credit expanding by 4.5%. Other consumer credit declined over the year by just over 1% – this continues a path of no growth in other consumer credit for a number of years.

Given the economic backdrop, and the further tightening of credit standards as the full consequences of macro-prudential measures flow through, growth in financial system credit in the year to September 2018 is expected to slow to around 4.5%. In particular, housing credit growth is forecast to ease to closer to 5.0%, while business credit is expected to slow to nearer 4.0%.

Westpac Group remains focused on executing our strategy of creating a great service company, with our five strategic priorities assisting to guide this transformation. These include:

▪                  maintaining our performance disciplines – continuing to be prudent in the management of capital, funding and liquidity; managing returns effectively seeking to achieve a cash ROE between 13% and 14% and remaining disciplined on asset growth;

▪                  through service leadership, continue to build our customer base while also increasing the depth of customer relationships;

▪                  digital transformation is utilising technology to materially improve efficiency and reduce the Group’s cost to income ratio to below 40% in the medium term;

▪                  wealth, small and medium business enterprises will continue to be our areas of targeted growth. These include further building on the Group’s wealth management system, called Panorama, and using new technologies to make business banking more accessible to customers; and

▪                  through our workforce revolution priority we are seeking to further build a stronger and more diverse workforce where the best people want to work.

The financial services industry continues to experience significant regulatory change and pressure. The Bank Levy will be fully applied through the year. Following announcements from our regulator, APRA, we have greater clarity on what sort of capital levels we require to be considered ‘unquestionably strong’. APRA have indicated

10	2017 Westpac Group Annual Report

Information on Westpac

they expect to finalise their updated capital rules by the end of calendar 2017, which will draw upon the capital frameworks being developed by the Basel Committee on Banking Supervision. Banks are expected to be required to meet these new standards by 1 January 2020. We believe the Group is already well placed to meet the Net Stable Funding Ratio (NSFR) which applies from 1 January 2018.

Given the strength of our business, and our balance sheet, in both absolute terms and relative to peers, we believe Westpac is well placed to respond to any additional regulatory requirements.

Looking ahead, with our strong positioning, disciplined growth and solid operating performance across all divisions, combined with good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sustainable outcomes for shareholders and customers.

Significant developments

Corporate significant developments

Bank Levy for Authorised Deposit-taking Institutions (ADIs)

On 23 June 2017, legislation was enacted that introduced a new levy on ADIs with liabilities of at least $100 billion (Bank Levy). The Bank Levy became effective from 1 July 2017 and the rate is set at 0.06% per annum of certain ADI liabilities. There is no end date provided for the Bank Levy.

The Bank Levy applies to liabilities of Westpac (including its offshore branches), but does not apply to liabilities of Westpac’s subsidiaries. Furthermore, the Bank Levy is not charged on Additional Tier 1 capital, deposits protected by the Financial Claims Scheme and RBA exchange settlement balances. The legislation also provides for inclusion of derivative liabilities on a net basis and for the Bank Levy to be tax deductible.

The Bank Levy cost Westpac $95 million in Full Year 2017, with an after tax impact of $66 million and is estimated to cost Westpac approximately $405 million in Full Year 2018, with an after tax impact of approximately $284 million.

House of Representatives Standing Committee on Economics’ Review of the Four Major Banks and other reviews

On 16 September 2016, the Chairman of the House of Representatives Standing Committee on Economics announced that the Committee had commenced its Review of the Four Major Banks (Parliamentary Review). The terms of reference for the Parliamentary Review are wide-ranging, with one area of focus being how individual banks and the industry as a whole are responding to issues identified through other inquiries, including through the Australian Bankers’ Association (ABA) action plan. Westpac attended public hearings of the Parliamentary Review on 6 October 2016, 8 March 2017 and 11 October 2017.

The first report of the Parliamentary Review was published on 24 November 2016 and contained ten recommendations.

The second report was published on 21 April 2017. In its second report, the Committee restated its support for the recommendations in the first report and supported a recommendation of the Australian Small Business and Family Enterprise Ombudsman to remove non-monetary default clauses in small business loan contracts.

In May 2017, the Australian Government announced that it supported nine of the ten recommendations made by the Committee in its first report and announced a range of measures designed to implement these recommendations, such as:

▪                  the introduction of the Banking Executive Accountability Regime (discussed below);

▪                  an independent review to recommend the best approach to implement an open banking regime with respect to banking product and consumer data; and

▪                  the creation of a new dispute resolution framework, including the establishment of the Australian Financial Complaints Authority, which is designed to be a single external dispute resolution body for the handling of financial and superannuation disputes.

On 29 November 2016, the Senate referred an inquiry into the regulatory framework for the protection of consumers, including small businesses, in the banking, insurance and financial services sector to the Senate Economics References Committee. The terms of reference for the inquiry focus on a range of matters relating to the protection of consumers against wrongdoing in the sector. They also require the inquiry to examine the availability and adequacy of redress and support for consumers who have been victims of wrongdoing. The inquiry is scheduled to produce a report in the first half of 2018.

Further, there are a number of other reviews commissioned by the Australian Government, including an independent review to recommend the best approach to implement an open banking regime in Australia. The review will advise on the design of the model and regulatory framework to require banks to share product and customer data with customers and third parties, including the scope of data sets to be shared, data transfer mechanisms, risks such as customer trust and privacy safeguard requirements, and costs of implementation. The review will report to the Government by the end of 2017.

In addition to the reviews and inquiries mentioned above, the ACCC is undertaking a specific inquiry, until 30 June 2018, into the pricing of residential mortgages by those banks affected by the Bank Levy (including Westpac), which includes monitoring the extent to which the Bank Levy is passed on to customers.

As these reviews and inquiries progress, they may lead to further regulation and reform.

Banking Executive Accountability Regime

In May 2017, the Australian Government announced that it would introduce the Banking Executive Accountability Regime (BEAR). The Government’s stated intention is to introduce a strengthened responsibility and accountability framework for the most senior and influential directors and executives in ADI groups (referred to as ‘accountable persons’ under BEAR). The Treasury Laws Amendment (Banking Executive Accountability and Related Measures) Bill 2017 was introduced into Parliament on 19 October 2017. The Bill has been referred to the Senate Economics Legislation Committee, which is expected to report on the Bill by 24 November 2017.

2017 Westpac Group Annual Report	11

If enacted in the form currently proposed, BEAR will involve a range of new measures, including:

▪      imposing a set of requirements to be met by ADIs and accountable persons, including accountability obligations;

▪      requirements for ADIs to register accountable persons with APRA prior to their commencement in an accountable person role, to maintain and provide APRA with a map of the roles and responsibilities of accountable persons across the ADI group, and to give APRA accountability statements for each accountable person detailing that individual’s roles and responsibilities; and

▪      new and stronger APRA enforcement powers, including disqualification powers in relation to accountable persons who breach the obligations of BEAR and a new civil penalty regime that will enable APRA to seek civil penalties in the Federal Court of up to $210 million (for large ADIs, such as Westpac) where an ADI breaches its obligations under BEAR and the breach relates to ‘prudential matters’.

The proposed commencement date for implementation of BEAR is 1 July 2018 (with transitional arrangements for certain aspects of BEAR).

Productivity Commission Inquiry into Competition in the Australian Financial System

In May 2017, the Australian Government announced a Productivity Commission inquiry into competition in the financial system. This review was a recommendation of the Financial System Inquiry. The terms of reference are broad and require the Productivity Commission to review competition in Australia’s financial system with a view to improving consumer outcomes, and the productivity and international competitiveness of the financial system and the economy more broadly, and supporting ongoing financial system innovation, while balancing these with financial stability objectives. The review commenced on 1 July 2017 and the Productivity Commission is due to hand its final report to the Government by 1 July 2018.

Australian Bankers’ Association Banking Reform Program and industry initiatives

On 21 April 2016, the ABA announced an action plan to protect consumer interests, increase transparency and accountability and build trust and confidence in banks.

The reform program includes a number of industry-led initiatives including:

▪      a review of product sales commissions and product based payments;

▪      the establishment of an independent customer advocate in each bank;

▪      supporting the broadening of external dispute resolution schemes;

▪      evaluating the establishment of an industry-wide, mandatory, last resort compensation scheme;

▪      strengthening protections available to whistleblowers;

▪      the implementation of a new information sharing protocol to help stop individuals with a history of poor conduct moving around the industry;

▪      strengthening the commitment to customers in the Code of Banking Practice; and

▪     supporting ASIC as a strong regulator.

On 20 October 2017, the independent governance expert overseeing the ABA action plan released his sixth report titled, Australian banking industry: Package of Initiatives, which noted that banks are continuing to make good progress in delivering the initiatives, with a number of the initiatives now implemented or moving into implementation stage.

Australian Securities and Investments Commission (ASIC) Enforcement Review Taskforce

On 19 October 2016, the Australian Government released the terms of reference for the ASIC Enforcement Review Taskforce (Taskforce), which will assess the suitability of ASIC’s existing regulatory tools (including the penalties available) and whether they need to be strengthened.

The Taskforce has completed consultations on a range of matters, including proposed reforms to the mandatory breach reporting framework. These reforms include clarifying when a reporting obligation is triggered, expanding the class of reports that must be made to include misconduct by individual advisers and employees and strengthening the penalties for failing to report, including through the introduction of an infringement notice regime.

The Taskforce has also consulted on:

▪      strengthening ASIC’s licensing powers, which would enable ASIC to take action to refuse to grant, or to suspend or cancel, a licence where the applicant or licensee is not considered to be a fit and proper person; and

▪      proposals to expand ASIC’s powers to ban senior managers working in financial services businesses.

It is currently consulting on proposals to strengthen penalties for corporate and financial sector misconduct.

The Taskforce is scheduled to report its recommendations to the Australian Government in 2017.

Product design and distribution obligations and product intervention power

As part of a package of reforms announced by the Australian Government in 2016, the Federal Government announced that it would accelerate the implementation of certain recommendations made by the Financial System Inquiry (FSI), including granting ASIC a product intervention power and introducing a new ‘principles-based’ product design and distribution obligation on issuers and distributors.

On 13 December 2016, the Australian Government released a consultation paper seeking feedback on these proposed reforms. Submissions on the consultation paper closed on 15 March 2017 and it is anticipated that draft legislation will be released for consultation in 2018.

12	2017 Westpac Group Annual Report

Information on Westpac

Financial benchmarks reform

In October 2016, the Australian Government announced a package of measures designed to strengthen the regulation of financial benchmarks. The measures were recommended to the Australian Government by the Council of Financial Regulators following a consultation process on financial benchmark reform.

The key measures to be implemented include:

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

These measures are expected to be implemented over the next 6-12 months.

Residential mortgage lending – reviews by and engagement with regulators

APRA has been looking at, and speaking publicly about, the broader issue of bank serviceability standards pertaining to residential mortgage lending. Westpac is engaging proactively with APRA in relation to its work in this area.

In the mortgage area, ASIC continues to focus on interest only mortgage origination and high risk customer groups. ASIC has also initiated a review into public statements by some banks (including Westpac) about interest rate changes. We are working with ASIC on their reviews in these areas.

BBSW proceedings

Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to BBSW. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems. ASIC has alleged that the way in which Westpac used the Household Expenditure Measure (HEM) benchmark to assess the suitability of home loans for customers during this period was in contravention of the National Consumer Credit Protection Act 2009 (Cth) (NCCPA). On 26 September 2017, ASIC amended its court documents to include an additional allegation that the way serviceability was assessed for interest only loans during the same period also contravened the NCCPA. ASIC has also raised specific allegations in respect of seven loan applications. ASIC alleges that Westpac improperly assessed whether those loans were unsuitable because of the way Westpac used HEM, and for five of the loan applications (which are loans with an interest only period), because of the way Westpac assessed serviceability. ASIC has not made any criminal allegations, or allegations against specific individuals. Westpac is defending the proceedings.

Outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Financial Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. BTFM and WSAL are defending the proceedings. The proceedings are scheduled to be heard in February 2018.

Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since October 2011, have obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers at Westpac Banking Corporation, St.George Bank, Bank of Melbourne, BankSA or BT Advice. The action is in relation to the premiums these customers have been charged for the WLIS policies. The plaintiffs have alleged, amongst other things, that in providing the financial advice Westpac breached the fiduciary duties it owed to the members of the class, the conduct was unconscionable and WLIS was knowingly involved in these breaches. Westpac and WLIS are defending the proceedings.

Brexit

On 29 March 2017, the Prime Minister of the United Kingdom (UK) notified the European Council in accordance with Article 50 of the Treaty on European Union of the UK’s intention to withdraw from the European Union (EU), triggering a two year period for the negotiation of the UK’s withdrawal from the EU.

As Westpac’s business and operations are based predominantly in Australia and New Zealand, the direct impact of the UK’s departure from the EU is unlikely to be

2017 Westpac Group Annual Report	13

material to Westpac. However, it remains difficult to predict the impact that Brexit may have on financial markets, the global economy and the global financial services industry.

Reduction to the corporate tax rate

On 11 May 2017, the Australian Government introduced into Parliament a bill to reduce the corporate tax rate progressively from 30% to 25% over the next 10 years for all corporate entities in a staged approach with reference to aggregated annual turnover thresholds. If the legislation is passed in its current form, the benefit will begin to take effect from 1 July 2023, when the corporate tax rate for Westpac will reduce to 27.5%. Accordingly, the proposed reduction to the corporate tax rate will not significantly impact Westpac in the short term. A reduction to the corporate tax rate will reduce the value of imputation credits ultimately attached to franked dividends and distributions to certain security holders.

Taxation of cross-border financing arrangements

The Australian and New Zealand Governments have each decided to implement the Organisation for Economic Co-operation and Development’s (OECD) proposals relating to the taxation treatment of cross-border financing arrangements. These proposals may affect the taxation arrangements for ‘hybrid’ regulatory capital instruments issued by Westpac. If implemented without grandfathering, the potential effect of the OECD proposals is to increase the after-tax cost to Westpac of certain previously issued Additional Tier 1 capital securities. Neither Government has released draft legislation.

Comprehensive Credit Reporting (CCR)

On 2 November 2017, the Federal Treasurer announced that the Australian Government will legislate for a mandatory comprehensive credit reporting regime to come into effect by 1 July 2018. This would require credit providers to provide a monthly update to credit reporting agencies of all open consumer credit accounts, including credit cards, personal loans, mortgages and auto loans. According to the announcement, the four major banks will be required to have 50% of their credit data ready for reporting by 1 July 2018, increasing to 100% a year later.

Westpac is currently moving to implement CCR, as we recognise that CCR supports our principles for responsible lending by enhancing transparency of consumers’ existing liabilities. Westpac is also focused on ensuring the highest level of security of personal data is maintained within the data sharing arrangements that will underpin CCR data supply and use.

Sale of shares in BTIM

On 26 May 2017, Westpac sold 60 million shares in BTIM at a price of $10.75 per share, pursuant to a fully underwritten institutional offer. Following completion of the sale, Westpac’s holding in BTIM decreased to approximately 10%. Westpac has announced that it intends to sell its remaining 10% shareholding in BTIM in the future, subject to favourable market conditions. In accordance with escrow arrangements communicated to BTIM in respect of the retained shareholding, any sale would not occur prior to the release of BTIM’s first half 2018 results (expected to be in May 2018).

Issue of Additional Tier 1 capital securities

On 21 September 2017, Westpac issued US$1.25 billion Additional Tier 1 capital securities, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework.

Regulatory significant developments

Financial System Inquiry’s (FSI) recommendations on bank capital

The Australian Government’s response to the FSI has endorsed APRA’s actions in implementing the FSI’s capital-related recommendations, and has confirmed APRA’s responsibility for implementing the remaining recommendations.

On 19 July 2017, APRA released an information paper titled, Strengthening banking system resilience – establishing unquestionably strong capital ratios. In its release, APRA concluded that the four major Australian banks, including Westpac, need to have a CET1 ratio of at least 10.5%, as measured under the existing capital framework to be considered ‘unquestionably strong’. Banks are expected to meet this new benchmark by 1 January 2020.

APRA’s implementation of capital standards to produce ‘unquestionably strong capital ratios’ will also incorporate changes to the prudential framework, including consideration of the finalisation of international Basel III reforms. The final Basel III reforms may result in significant changes in the risk weighted asset framework including the introduction of a revised capital floor for internal model-based methods, based on standardised approaches.

Whilst APRA has signalled that its revisions to the capital framework will not necessitate further capital increases for the industry above the 10.5% benchmark, the details of the changes (including at a product level) remain unclear.

APRA has announced that it intends to release a discussion paper on proposed revisions to the capital framework later in 2017 and, following release of the discussion paper, that it expects to consult on draft prudential standards giving effect to the new framework in 2018, leading to the release of final prudential standards in 2019. The new framework is anticipated to take effect in early 2021.

In addition to the risk-based capital ratio, APRA may also implement other key FSI recommendations, including:

▪      the introduction of a leverage ratio that acts as a backstop to an ADI’s risk-based capital requirements. Whilst APRA requires the disclosure of the leverage ratio on a quarterly basis, it is yet to be implemented as a minimum requirement; and

▪      the implementation of a framework for additional loss-absorbing capacity, discussed further below.

Resolution planning including additional loss absorbing capacity and APRA’s crisis management powers

In response to the FSI recommendations, the Australian Government also agreed to further reforms regarding crisis management. In August 2017, Treasury issued draft legislation to strengthen APRA’s crisis management powers. This was introduced into Parliament in October 2017. The intention of these reforms is to strengthen APRA’s powers to facilitate the orderly resolution of an institution so as to protect the interests of depositors and to protect the stability

14	2017 Westpac Group Annual Report

Information on Westpac

of the financial system. The reforms also enhance APRA’s ability to take actions in relation to resolution planning, including measures to ensure regulated entities and their groups are better prepared for resolution.

Consistent with international developments, APRA may also establish a framework for additional loss absorbing capacity for the four major Australian banks, including Westpac. The intention of this would be to facilitate the orderly resolution of banks and minimise taxpayer support. APRA is yet to release any consultation on additional loss-absorbing capacity.

Macro-prudential regulation

From December 2014, APRA has made use of macro-prudential measures targeting mortgage lending that continue to impact lending practices in Australia. The measures include limiting investment property lending growth to below 10% and imposing additional levels of conservatism in serviceability assessments.

On 31 March 2017, APRA added to these measures, requiring ADIs to restrict mortgage lending with interest only terms to 30% of new mortgage lending. APRA also indicated that it expects ADIs to place strict internal limits on the volume of interest only loans with loan-to-valuation ratios above 80%.

Westpac has implemented steps to achieve these limits, including introducing differential pricing for investor property loans and interest only loans, a restriction on the volume of interest only loans with an LVR of greater than 80% (includes limit increases, interest only term extension and switches), no repayment switch fee for customers switching to principal and interest from interest only loans and no longer accepting external refinances (from other financial institutions) for owner occupied interest only loans. Interest only residential mortgages constituted 26% of new mortgage lending for the quarter ended 30 September 2017 (currently 46% of Westpac’s overall Australian residential mortgage portfolio as at 30 September 2017).

Other regulatory developments

Net Stable Funding Ratio

APRA released a revised prudential standard on liquidity (APS 210) on 20 December 2016. This prudential standard includes the Net Stable Funding Ratio (NSFR) requirement, a measure designed to encourage longer-term funding of assets and better match the duration of assets and liabilities. The revised APS 210, inclusive of the NSFR, will commence from 1 January 2018. During Full Year 2017, Westpac continued to take steps in preparation for the introduction of the NSFR from 1 January 2018. Based on the latest guidance from APRA, Westpac had an estimated NSFR at 30 September 2017 which is above that required from 1 January 2018.

OECD Common Reporting Standard

The OECD has developed Common Reporting Standard (CRS) rules for the automatic exchange of customer tax residency and financial account information amongst participating CRS countries.

CRS requires the Westpac Group to collect and check the tax residency of all customers and to report the tax residency and financial account details of non-resident customers to the relevant authorities in jurisdictions with which Australia has entered into an exchange of information agreement.

Together with other Australian financial institutions, Westpac began collecting tax residency information from 1 July 2017 and will report these details and associated financial account information from July 2018.

Westpac has implemented changes to its business operations to comply with the CRS requirements in countries which have implemented the rules prior to 1 July 2017.

European Union General Data Protection Regulation

The European Union General Data Protection Regulation (the GDPR) contains new data protection requirements that will apply from 25 May 2018. The GDPR is intended to ‘strengthen and unify’ data protection for individuals across the EU and supersedes the existing EU Data Protection Directive. Australian businesses of any size may need to comply if they have an establishment in the EU, if they offer goods or services in the EU, or if they monitor the behaviour of individuals in the EU. Westpac is evaluating the impact of GDPR on its businesses with a view to implementing the necessary changes before commencement of the GDPR.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe, with the focus moving to implementing variation margin and initial margin requirements for non-centrally cleared derivatives.

Variation margin requirements in a number of key jurisdictions for Westpac (being Australia, the EU, US and Hong Kong) became applicable during Full Year 2017.

Westpac has completed a substantial amount of work to comply with all applicable variation margin requirements. In addition, initial margin requirements commenced on 1 September 2016. These requirements are being introduced in phases through to 1 September 2020.

Westpac currently expects that it will be required to commence exchanging initial margin by either September 2018 or September 2019.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Reserve Bank of New Zealand (RBNZ) – macro-prudential policy framework

On 8 June 2017, the RBNZ published a consultation paper seeking feedback on serviceability restrictions such as debt-to-income ratio (DTI) limits being added to its macro-prudential toolkit. The RBNZ stated in the consultation paper that the RBNZ would not utilise a DTI policy in current market conditions, but considers DTI limits a useful option in the future.

RBNZ – Review of Outsourcing Policy

On 19 September 2017, the RBNZ released the final version of its revised Outsourcing Policy (and updated conditions of registration). These took effect on 1 October 2017. Key changes under the revised policy are:

2017 Westpac Group Annual Report	15

▪      banks will need to obtain a non-objection letter from the RBNZ before entering into outsourcing arrangements with a parent or other related party;

▪      a bank that outsources certain functions to any third party will need to have certain prescribed contractual terms with that third party and ensure that the third party has adequate disaster recovery and business continuity plan capability in relation to the outsourced function;

▪      a bank that outsources certain functions to its overseas parent or to another non-controlled related party will need to have robust back-up arrangements in place;

▪      banks will be required to maintain a compendium of functions and processes that have been outsourced; and

▪      banks that are members of foreign-owned banking groups, such as WNZL, will be required to have a separation plan which describes how they would operate previously outsourced services if a statutory manager is appointed or they are otherwise separated from their overseas parent.

There will be a five year transitional period in relation to existing outsourcing arrangements.

The key impact of the revised policy will be in respect of outsourcing arrangements related to institutional products, settlements, finance, risk management and regulatory reporting.

RBNZ Capital Review

In March 2017, the RBNZ outlined its plans for its review of bank capital requirements. The RBNZ’s aim is to agree a capital regime that ensures a very high level of confidence in the solvency of the banking system while avoiding economic inefficiency. The review will look at the three key components of the regulatory capital regime:

▪      the definition of eligible capital instruments;

▪      the measurement of risk, in particular the risk weights attached to credit exposures; and

▪      the minimum capital ratio and buffers.

The RBNZ has said that the outcomes of the review will be heavily influenced by the international regulatory context, the risk characteristics of the New Zealand system, and the RBNZ’s regulatory capital approach. The RBNZ released a high-level Issues Paper in May 2017 and a consultation paper considering what type of financial instruments should qualify as bank capital. The RBNZ expects to conclude its review in the first quarter of 2018. Based on the high level information released to date, the expectation is that the RBNZ will likely propose increasing capital ratios and certain risk weights, with internal ratings-based (IRB) banks having fewer models to use (to reduce the difference between standardised and IRB banks).

Reform of the regulation of financial advice

The New Zealand Government announced plans for changes to the regime regulating financial advice in July 2016. In August 2017, the Financial Services Legislation Amendment Bill was introduced into Parliament. Under the proposed new regime, financial advice will be provided by licensed firms who will employ financial advisers and nominated representatives. A Code of Conduct will apply to all advice and advisers and representatives will be subject to the same duties and ethical standards, including a duty to give priority to the client’s interests. Firms will be responsible for ensuring their advisers and representatives comply with these duties. The reforms will also remove legislative barriers to the provision of robo-advice.

A two stage transition is proposed with all industry participants being required to be operating under a full licence by May 2021.

RBNZ – Review under section 95 of the Reserve Bank of New Zealand Act 1989

On 10 February 2017, the RBNZ issued WNZL with a notice under section 95 of the Reserve Bank of New Zealand Act 1989, requiring WNZL to obtain an independent review of its compliance with advanced internal rating-based aspects of the RBNZ’s ‘Capital Adequacy Framework (Internal Models Based Approach) (BS2B)’ (BS2B). WNZL has disclosed non-compliance with BS2B (compliance with which is a condition of registration for WNZL) in its quarterly disclosure statements. WNZL expects to receive the RBNZ’s final decision in 2017. There are a range of possible consequences for WNZL, including potential increases in minimum capital requirements.

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

APRA is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance, re-insurance, life insurance and private health insurance companies, friendly societies and most of the superannuation (pension) industry. APRA’s role includes establishing and enforcing prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions it supervises are met within a stable, efficient and competitive financial system. APRA is expected to have new and strengthened powers under the proposed new Banking Executive Accountability Regime. For further information, refer to ‘Significant developments’ above.

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

Australia’s risk-based capital adequacy guidelines are based on the approach agreed upon by the BCBS. National

16	2017 Westpac Group Annual Report

Information on Westpac

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

ASIC is the national regulator of Australian companies and consumer protection within the financial sector. Its primary responsibility is to regulate and enforce company, consumer credit, financial markets and financial products and services laws that protect consumers, investors and creditors. With respect to financial services, it promotes fairness and transparency by providing consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC has responsibility for supervising trading on Australia’s domestic licensed markets and of trading participants. There are currently proposals to strengthen ASIC’s existing powers and to provide ASIC with a product intervention power. For further information, refer to ‘Significant developments’ above.

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act 2001. The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcing compliance with the ASX Operating Rules by its market, clearing and settlement participants. ASX is now also the benchmark administrator of BBSW.

The ACCC is the regulator responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions in Australia. Its broad objective is to administer the Competition and Consumer Act 2010 (Cth) and related legislation to bring greater competitiveness, fair trading, consumer protection and product safety to the Australian economy. The ACCC’s role in consumer protection complements that of ASIC (for financial services) and Australian state and territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

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

AUSTRAC oversees the compliance of Australian reporting entities (including Westpac) with the requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and the Financial Transaction Reports Act 1988 (Cth). These requirements include:

▪                  implementing programs for identifying and monitoring customers, and for managing the risks of money laundering and terrorism financing;

▪                  reporting suspicious matters, threshold transactions and international funds transfer instructions; and

▪                  submitting an annual compliance report.

AUSTRAC provides financial information to Australian federal law enforcement, national security, human services and revenue agencies, and certain international counterparts.

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for supervising New Zealand registered banks. The New Zealand prudential supervision regime requires that registered banks publish quarterly disclosure statements, which contain information on financial performance and risk positions as well as attestations by the directors about the bank’s compliance with its conditions of registration and certain other matters. The RBNZ is developing proposals to replace off-quarter disclosure statements with a ‘dashboard’ of key information about each locally incorporated bank to be published on the RBNZ’s website.

The Financial Markets Authority (FMA) is a financial conduct regulator whose main objective is to promote and facilitate the development of fair, efficient and transparent financial markets. Its functions include promoting the confident and informed participation of businesses, investors and consumers in those markets. The Financial Markets Conduct Act, which was passed in 2013, resulted in the FMA having extensive new responsibilities in the licensing and supervision of various market participants as well as new enforcement powers.

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

2017 Westpac Group Annual Report	17

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

Our Anti-Money Laundering and Counter-Terrorism Financing Policy (AML/CTF Policy) sets out how the Westpac Group complies with its legislative obligations.

The AML/CTF Policy applies to all business divisions and employees (permanent, temporary and third party providers) working in Australia, New Zealand and overseas.

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

US economic and trade sanctions, as administered by the Office of Foreign Assets Control (OFAC), prohibit or significantly restrict US financial institutions, including the US branches and operations of foreign banks, and other US persons from doing business with certain persons, entities and jurisdictions. Westpac’s New York branch and Westpac Capital Markets LLC maintain compliance programs designed to comply with OFAC sanctions programs, and Westpac has a Group-wide program to ensure adequate compliance.

Legal proceedings

Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. Material legal proceedings, if any, are described in Note 31 to the financial statements and under ‘Significant developments’ above. Where appropriate as required by the accounting standards, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is (+61) 2 9155 7713 and our international telephone number is (+61) 2 9155 7700.

18	2017 Westpac Group Annual Report

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 6 November 2017.

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

New Zealand

Westpac’s ordinary shares are also quoted on the NZX, which is the main board equity security market operated by NZX Limited. Westpac also has subordinated notes quoted on the NZX Debt Market. As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC Recommendations and the NZX, through the NZX Corporate Governance Code, have adopted similar ‘comply or explain’ approaches to corporate governance. The ASXCGC Recommendations may, however, materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Code.

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

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 10 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of grants under our equity-based incentive plans have been disclosed in Note 37 of our financial statements for the year ended 30 September 2017.

The NYSE Listing Rules set out specific requirements for determining whether a director will be regarded as independent. While these requirements are broadly consistent with Westpac’s criteria for independence (described below under ‘Board, Committees and oversight of management’), under Australian independence requirements, the Board is able to apply discretion in its determination of a director’s independence that differs from the NYSE Listing Rules.

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

2017 Westpac Group Annual Report	19

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

20	2017 Westpac Group Annual Report

Corporate governance

Board, Committees and oversight of management

Board of Directors

Roles and responsibilities

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities in summary are:

▪                  overseeing the sound and prudent management of the Westpac Group;

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

▪                  determining the remuneration of persons whose activities in the Board’s opinion affects, the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

▪                  evaluating the performance of the CEO;

▪                  succession planning for the Board, CEO and Group Executives;

▪                  approving the appointment of Group Executives and the General Manager Group Audit and monitoring the performance of senior management;

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

▪                  maintaining an ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators; and

▪                  overseeing internal governance, including delegated authorities, policies for appointments to our controlled entity boards and monitoring resources available to senior executives.

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

2017 Westpac Group Annual Report	21

Size and membership of Board Committees as at 30 September 2017

		Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee
Committee Composition[1]		Minimum three members All members are Independent Non- executive Directors Chair is Independent Non- executive Director, who is not the Board Chairman	Minimum three members All members are Non-executive Directors Majority of members are Independent Directors Chair is Independent Director, who is not the Board Chairman	Composed of all Board Committee Chairs, Board Chairman and such other members as determined by the Board All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members Maximum one Executive Director All other members are Independent Non-executive Directors Chair determined by the Board
Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓
Brian Hartzer	CEO, Executive					✓
Nerida Caesar	Non-executive, Independent		✓			✓
Ewen Crouch	Non-executive, Independent		Chair ✓	✓	✓
Alison Deans	Non-executive, Independent		✓			✓
Craig Dunn	Non-executive, Independent		✓	✓	Chair ✓
Robert Elstone	Non-executive, Independent	✓	✓		✓
Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓
Peter Marriott	Non-executive, Independent	Chair ✓	✓	✓		✓

1           Composition requirements for each Committee are set out in the relevant Committee Charter.

22	2017 Westpac Group Annual Report

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

Board meetings

The Board had nine scheduled meetings for the financial year ended 30 September 2017, with additional meetings held as required. In addition to the Board considering strategic matters at each Board meeting, the Board also discusses our strategic plan and approves our overall strategic direction on an annual basis. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgement to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They are also available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2017 are reported in Section 9 of the Directors’ report.

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

▪                  recommending the appointment of Directors to the Board; and

▪                  considering and recommending candidates for appointment to the Boards of relevant subsidiaries (including Westpac New Zealand Limited and our insurance and superannuation businesses).

Board skills, experience and attributes

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience and knowledge necessary to guide the business of the Group. In addition, Westpac seeks to maintain a diverse Board, which at a minimum, collectively has the skills and experience detailed in Figure 1 overleaf. Figure 1 also illustrates Board tenure and diversity.

2017 Westpac Group Annual Report	23

Figure 1

Number of Directors (in %)
0 10 20 30 40 50 60 70 80 90 100
Strategic and commercial acumen
An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgement and an appreciation of customer-centred design and lean and agile processes
Financial services experience
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
Board Risk & Compliance Committee (8 Directors)
Board Nominations Committee (5 Directors)
Board Remuneration Committee (3 Directors)
Board Technology Committee (5 Directors)
Board Audit Committee (4 Directors)
Diversity
Male
Female
Tenure (years)
0-3
3-6
6-9
9+
0 1 2 3 4 5 6 7 8 9
Number of Directors

24	2017 Westpac Group Annual Report

Corporate governance

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

▪                  growth highways; and

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

The Westpac Board Renewal Policy limits the maximum tenure of office that any Non-executive Director other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the

1    For further information about the Service Revolution and our strategic priorities please refer to ‘Information on Westpac’ in Section 1.

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

Access to information and advice

All Directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from senior management. Each Director also enters into an access and indemnity agreement, which among other things, provides for access to documents for up to seven years after his or her retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, CFO and other senior executives, and may consult with, and request additional information from, any of our employees.

All Directors have access to advice from senior internal legal advisors including the Group Executive, Compliance, Legal & Secretariat.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

2017 Westpac Group Annual Report	25

Company Secretaries

Westpac has two Company Secretaries:

▪                The Senior Company Secretary is our Group Executive, Compliance, Legal & Secretariat1. The Senior Company Secretary attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues.

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

Profiles of our Company Secretaries for the financial year ended 30 September 2017 are set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2017’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors, save for the Board Technology Committee, of which the CEO is also a member.

Operation and reporting

Scheduled meetings of the Board Committees occur at least quarterly. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2017 is reported in Section 9 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

1    Rebecca Lim’s title was changed from Group General Counsel & Chief Compliance Officer to Group Executive, Compliance, Legal & Secretariat effective from 2 October 2017.

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2017 included an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

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

Management performance evaluations for the financial year ended 30 September 2017 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration Report in Section 10 of the Directors’ report.

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

▪                considering and assessing reports provided by management on the health of the relevant business;

26	2017 Westpac Group Annual Report

Corporate governance

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

The Code provides a set of guiding principles to help us make the right decisions, ensuring we uphold the reputation of the Group. As employees of the banking and finance industry, we are also committed to creating greater accountability, transparency and trust with our customers and the broader community. With that in mind, the principles within our Code also reflect the community’s expectations of us, such as those outlined in the Banking and Finance Oath. The Code has the full support of the Board and the Executive Team and we take compliance with the Code very seriously.

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

2017 Westpac Group Annual Report	27

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

Concern reporting and whistleblower protection

Under the Westpac Group Whistleblower Protection Policy, we encourage our employees, contractors, secondees, former employees, brokers, service providers (such as auditors, accountants and consultants) and our suppliers to raise any concerns about activities or behaviour that may be unlawful or unethical. Our attitude is ‘when in doubt report’ and our senior management are committed to protecting the dignity, well-being, career and good name of anyone reporting wrongdoing, as well as providing them with the necessary support.

The Whistleblower Protection Policy outlines all reporting channels, including our concern reporting system ‘Concern Online’ and our Whistleblower Hotline. Both channels enable reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac policies or regulatory requirements.

When a whistleblower raises a concern they may choose to involve the Whistleblower Protection Officer, who is responsible for protecting the whistleblower against personal disadvantage as a result of making a report.

We investigate reported concerns in a manner that is confidential, fair and objective. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to those parties who have behaved incorrectly. Outcomes may also involve reporting the matter to relevant authorities and regulators.

Relevant Board Committees charged with overseeing Westpac’s whistleblower program and the Westpac Group Executive Risk Committee are provided with quarterly reporting on whistleblowing. These reports include a number of metrics, including statistics about concerns raised.

A summary of Westpac’s Whistleblower Protection Policy is available on our website at https://www.westpac.com.au/about-westpac/westpac-group/corporate-governance/principles-policies/.

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees, secondees and contractors (and their ‘associates’) are prohibited from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees, secondees or contractors who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements.

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

▪                monitoring the trading of Westpac securities by Directors and Prescribed Employees;

▪                maintaining a register of Prescribed Employees, which is regularly updated;

▪                notifying ASX of trades by Directors of Westpac securities as required under the ASX Listing Rules; and

28	2017 Westpac Group Annual Report

Corporate governance

▪      forbidding employees from entering into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly.

Diversity

Westpac has an Inclusion & Diversity Policy that sets out the inclusion and diversity initiatives for the Group. This is coupled with a comprehensive Inclusion & Diversity strategy to enable execution of key priorities and actions. In this context, diversity covers both the visible and invisible differences that make our employees unique, whether that be gender, gender identity, age, ethnicity, accessibility requirements, cultural background, sexual orientation or religious beliefs, or the differences we have based on our experiences, insights and perspectives.

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

▪      encourages and supports the application of flexibility policies across the business;

▪      is committed to proactively assisting Aboriginal and Torres Strait Islander Australians wishing to access employment across our brands;

▪      implements our Accessibility Action Plan for employees and customers with accessibility requirements, including ensuring employment opportunities are accessible for people with a disability; and

▪      actively promotes an environment of inclusion for lesbian, gay, bisexual, transgender and intersex (LGBTI) employees.

The implementation of these objectives is overseen by the Westpac Group Inclusion & Diversity Council, which is chaired by the CEO and meets bi-annually.

The Board, or an appropriate Board Committee, receives regular updates from the Inclusion & Diversity Council on inclusion and diversity initiatives.

During the financial year ended 30 September 2017, the Inclusion & Diversity Governance Framework was implemented and resulted in the establishment of:

▪                Inclusion & Diversity Business Unit Councils, chaired by the relevant Group Executive of that business unit; and

▪                the Inclusion & Diversity Working Group, consisting of appointed general manager representatives across each business unit and chaired by the Head of Inclusion & Diversity.

We continue to listen to the needs of our employees through the engagement of our employee action groups, our annual employee survey (which includes questions that constitute an ‘Inclusion Index’), and bi-annual inclusion and diversity focused surveys.

Our Inclusive Leadership program ensures we are investing in the right capabilities for an inclusive culture. Senior leaders and Group Executives have already completed the program which will be rolled out to approximately 3,000 members of Westpac’s wider leadership team from late 2017.

In October 2010, the Board set an objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule. Westpac has now attained 50% women in leadership roles. The focus will now shift to maintaining this equality.

At 30 September 2017, the proportion of women employed by the Group was as follows:

▪                Board of Directors: 22%;

▪                leadership1 roles: 50%; and

▪                total Westpac workforce: 58%.

In addition to the Group’s commitment to achieving its targets, in 2015 our CEO signed up as a Pay Equity Ambassador through the Workplace Gender Equality Agency.

1    Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

2017 Westpac Group Annual Report	29

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

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

▪                the external auditor, about our major financial reporting risk exposures and the steps management has taken to monitor and control such exposures;

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

30	2017 Westpac Group Annual Report

Corporate governance

▪         the Group Executive, Compliance, Legal & Secretariat regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

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

The Board has determined that Mr Marriott, who is a member of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board, and have done so for the financial year ended 30 September 2017, that state that in all material respects:

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

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 Annual General Meeting (AGM). Our present PwC lead audit partner is Lona Mathis and the quality review partner is Wayne Andrews. Ms Mathis and Mr Andrews assumed responsibility for these roles in June 2017 and January 2015, respectively.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 39 to our financial statements for the year ended 30 September 2017. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 11 of the Directors’ report.

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

2017 Westpac Group Annual Report	31

and our wholly owned subsidiaries. It has access to all of our wholly owned entities and conducts audits and reviews following a risk-based planning approach. The General Manager Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the Chief Financial Officer. Group Audit also has direct access to the Chief Executive Officer.

Group Audit’s responsibilities include regularly reporting to the Board Audit Committee and the Board Risk & Compliance Committee and Board Technology Committee and raising any significant issues with those committees.

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

The Group Executive, Compliance, Legal & Secretariat is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

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

▪         the publication of all relevant company information in the Investor Centre section of our website; and

▪         access to all major market briefings and shareholder meetings, including via webcasts and lodging information on our website.

Shareholders are provided with advance notice of all major market briefings and shareholder meetings through ASX announcements. We also publish an investor calendar of events on our website.

Shareholders are given the option to receive information in print or electronic format from both Westpac and its share registry.

We regard our AGM as an important opportunity for engaging and communicating with shareholders. While shareholders are encouraged to attend and actively participate, the AGM is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge a direct vote or their proxies through a number of channels, including via mobile and the internet. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

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

Westpac’s Risk Management Strategy was reviewed by the Board Risk & Compliance Committee and was approved by the Board during the financial year ended 30 September 2017.

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

32	2017 Westpac Group Annual Report

Corporate governance

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

▪         protect Westpac’s depositors, policyholders and investors by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums;

▪         embed adequate controls to guard against excessive risk or undue risk concentration; and

▪         meet our regulatory and compliance obligations.

The 1st Line of Defence – Risk identification, risk management and self-assessment

Divisional business units are responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies. They are required to establish and maintain appropriate risk management controls, resources and self-assessment processes.

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence comprises separate risk and compliance advisory, control, assurance and monitoring functions, which establish frameworks, policies, limits and processes for the management, monitoring and reporting of risk. The 2nd Line of Defence can approve risks outside the authorities granted to the 1st Line, and evaluates and provides assurance over the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, require improvement and monitor the 1st Line’s progress toward remediation of identified deficiencies.

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

Westpac distinguishes between different types of risk:

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

▪         compliance risk – the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us;

▪         business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪         sustainability risk – the risk of reputational or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

▪         equity risk – the potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent;

2017 Westpac Group Annual Report	33

▪         insurance risk – the risk in our insurance entities of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims;

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

Board Risk & Compliance Committee

The Board Risk & Compliance Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Ewen Crouch.

As set out in its charter, the Board Risk & Compliance Committee:

▪         reviews and recommends the Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

▪         sets risk appetite consistent with the Westpac Group Risk Appetite Statement;

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

▪         conduct risk – reviewing and approving the Group’s approach to the management of conduct risk and reviewing and monitoring the performance of conduct risk management and controls;

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

▪         provides relevant periodic assurances to the Board Audit Committee;

▪         assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS220 Risk Management;

34	2017 Westpac Group Annual Report

Corporate governance

▪         reviews and approves other risk management frameworks1 and the monitoring of performance under those frameworks;

▪         oversees Westpac’s risk culture, through the provision of regular risk culture and organisational culture reporting;

▪         refers to other Board Committees any matters that come to the attention of the Board Risk & Compliance Committee that are relevant for those respective Board Committees; and

▪         in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of the Group’s US operations.

Compliance Management Framework

To proactively manage our compliance risks, our compliance objective is to:

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

The Compliance Management Framework (the Framework) sets out our approach to managing compliance obligations and mitigating compliance risk, in order to achieve our compliance objective. It is an integral part of Westpac’s Board-approved Risk Management Strategy and is supported by a number of key policies.

An effective Group compliance management system enables us to demonstrate our commitment to compliance and to comply with our compliance obligations. The approach we use to establish, implement, maintain, evaluate and improve our compliance management system includes:

▪         strategy and scope – business strategy, compliance objective and scope of the compliance management system;

▪         governance and accountability – roles and responsibilities, governance, developing a culture where employees understand their obligations and feel comfortable to identify compliance issues and incidents in a timely fashion, competence and training;

▪         framework and documentation – framework, policies and documentation supporting the compliance management system;

▪         compliance planning – management of compliance obligations, risks, controls, issues & incidents, and compliance monitoring and reporting; and

1      Additional frameworks include the Sustainability Risk Management Framework, Equity Risk Management Framework, Related Entity Risk Management Framework and Insurance Risk Management Framework.

▪         evaluation and improvement – compliance performance measures, escalation and continual improvement.

As with other forms of risk, 1st Line management is primarily responsible for managing compliance. This is supported by an independent 2nd Line Compliance function, which reports to the Group Executive, Compliance, Legal & Secretariat. The Group Executive, Compliance, Legal & Secretariat is a member of the Westpac Group Executive Risk Committee, has direct access to the Chair of the Westpac Board Risk & Compliance Committee and regularly attends and presents to that Committee.

Remuneration

The Board Remuneration Committee assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward individuals having regard to performance, Westpac’s risk management framework, the law and the highest standards of governance.

The Board Remuneration Committee has been in place for the whole of the financial year and is comprised of three independent Non-executive Directors and is chaired by Craig Dunn. All members of the Board Remuneration Committee are also members of the Board Risk & Compliance Committee, which assists in the integration of effective risk management into the remuneration framework.

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

▪         reviews and makes recommendations to the Board in relation to approving equity based remuneration plans; and

▪         oversees general remuneration practices across the Group.

The Board Remuneration Committee reviews and recommends to the Board the size of variable reward pools

2017 Westpac Group Annual Report	35

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

Independent remuneration consultants are engaged by the Board Remuneration Committee to provide information across a range of issues, including remuneration benchmarking, market practices and emerging trends and regulatory reforms.

Further details of our remuneration framework are included in the Remuneration Report in Section 10 of the Directors’ report. The Board Remuneration Committee reviews and recommends the report for approval.

36	2017 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board

▪      approves our overall Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement; and

▪      approves Aggregate Risk Exposures policy and Related Entity Risk Management Framework in accordance with APRA prudential standards 3PS221: Aggregate Risk Exposures and 3PS222: Intra-group Transactions and Exposures.

Board Risk & Compliance Committee (BRCC)

▪      reviews and recommends the Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board
for approval;

▪      sets risk appetite consistent with the Westpac Group Risk Appetite Statement;

▪      approves the frameworks, policies and processes for managing risk;

▪      reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO, CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

▪      monitors the alignment of the Westpac Group’s risk profile and controls with risk appetite, and oversees the identification, management and reporting of risks inherent in the Westpac Group’s operations;

▪      monitors changes anticipated for the economic and business environment and other factors relevant to our risk profile and risk appetite;

▪      assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS220 Risk Management; and

▪      may approve risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus
Board Audit Committee
▪ oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.
Board Remuneration Committee
▪ oversees remuneration policies and practices of the Westpac Group.
Board Technology Committee
▪ oversees the implementation of the Westpac Group’s technology strategy, including risks associated with major technology programs.
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

2017 Westpac Group Annual Report	37

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

▪      reviews and oversees the Credit Risk Management Framework and key supporting policies;

▪      oversees Westpac’s credit risk profile; and

▪      identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate.

Westpac Group Market Risk Committee

▪      leads the optimisation of market risk, equity risk and insurance risk across the Group;

▪      reviews and oversees the Market Risk, Equity Risk and Insurance Risk Management Frameworks and key market risk management policies;

▪      reviews policies and limits for managing traded and non-traded market risk; and

▪      reviews and overseas the market risk, equity risk and insurance risk profile.

Westpac Group Operational Risk and Financial Crime Committee

▪      leads the optimisation of operational risk across the Group;

▪      reviews and oversees the Operational Risk and Financial Crime Risk Management Frameworks and key supporting policies;

▪      oversees Westpac’s operational risk and financial crime risk profile; and

▪      identifies emerging operational and financial crime risks, and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee

▪      provides assurance that the remuneration arrangements across the Group have been examined from a human resources, risk, finance, legal and compliance perspective;

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

38	2017 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure (continued)

Risk and compliance functions
Risk Function

▪      assist the Board, Board Committees and senior management to establish, maintain and review the Risk Management Strategy and supporting risk management frameworks;

▪      operate within Board approved risk appetite;

▪      define risk appetite, risk concentration limits and authorities;

▪      notify the Board or Board Committees of any significant breach, or material deviation from the risk management framework;

▪      monitor emerging risk issues and risk concentration;

▪      monitor resources and capabilities (including systems and data); and

▪      maintain resources with the skills and tools required to fulfil their risk responsibilities and support the strategy.

Compliance Function

▪      assist the Board, Board Committees and senior management to establish, maintain and review compliance management frameworks;

▪      design, implement and monitor controls to ensure compliance with internal, regulatory and legislative requirements;

▪      provide independent advice on design, implementation and monitoring of controls and compliance;

▪      reports on compliance standards and directs the review and development of compliance policies, compliance plans, controls and procedures; and

▪      maintain resources with the skills and tools required to fulfil their compliance responsibilities and support the strategy.

Independent internal review
Group Audit
▪ reviews the adequacy and effectiveness of management controls over risk.
Divisional business units
Business Units

▪      responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and

▪      establish and maintain appropriate risk management and compliance controls, resources and self-assurance processes.

2017 Westpac Group Annual Report	39

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2017.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2016 and up to the date of this report are: Lindsay Philip Maxsted, Brian Charles Hartzer, Elizabeth Blomfield Bryan (retired as a Director on 9 December 2016), Nerida Frances Caesar (Director from 1 September 2017), Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans), Craig William Dunn, Robert George Elstone, Peter John Oswin Hawkins and Peter Ralph Marriott.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2017 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 63

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Transurban Group (since March 2008, and Chairman since August 2010), BHP Billiton Limited (since March 2011) and BHP Billiton plc (since March 2011).

Other principal directorships: Managing Director of Align Capital Pty Ltd and Director of Baker Heart and Diabetes Institute.

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

Age: 50

Term of office: Managing Director & Chief Executive Officer since February 2015.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office:  Nil.

Other principal directorships: The Australian National University Business and Industry Advisory Board (Chairman since March 2017), the Financial Markets Foundation for Children and Australian Bankers’ Association Incorporated.

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

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

40	2017 Westpac Group Annual Report

Directors’ report

Name: Nerida Caesar, BCom, MBA, GAICD

Age: 53

Term of office: Director since September 2017.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Stone and Chalk Limited and Genome.One Pty Ltd.

Other interests: Member of the University of Technology Vice Chancellor’s Industry Advisory Board and the Federal Government’s FinTech Advisory Group.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Nerida has 30 years of broad-ranging commercial and business management experience. Most recently, Nerida was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax (formerly Veda Group Limited) from February 2011.

Nerida was formerly Group Managing Director, Telstra Enterprise and Government, responsible for Telstra’s corporate, government and large business customers in Australia as well as the international sales division. She also worked as Group Managing Director, Telstra Wholesale, and prior to that held the position of Executive Director National Sales where she was responsible for managing products, services and customer relationships throughout Australia.

Prior to joining Telstra, Nerida held several senior management and sales positions with IBM within Australia and internationally over a 20 year period, including as Vice President of IBM’s Intel Server Division for the Asia Pacific region.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Veda Group Limited (December 2013 – February 2016). Veda Group Limited was a listed entity from December 2013 to February 2016 when it was delisted upon its acquisition by Equifax Inc.

Name: Ewen Crouch AM,
BEc (Hons.), LLB, FAICD

Age: 61

Term of office: Director since February 2013.

Date of next scheduled
re-election: December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: BlueScope Steel Limited (since March 2013).

Other principal directorships: Sydney Symphony Orchestra Holdings Pty Limited and Jawun.

Other interests: Member of the Commonwealth Remuneration Tribunal, Law Committee of the Australian Institute of Company Directors and Corporations

Committee of the Law Council of Australia.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ewen was a Partner at Allens from 1988 to 2013, where he was one of Australia’s most accomplished mergers and acquisitions lawyers. He served as a member of the firm’s board for 11 years, including four years as Chairman of Partners. His other roles at Allens included Co-Head Mergers and Acquisitions and Equity Capital Markets, Executive Partner, Asian offices and Deputy Managing Partner. He is now a Consultant to Allens. Ewen served as a director of

Mission Australia from 1995 and as Chairman from 2009, before retiring in November 2016. From 2010 to 2015, Ewen was a member of the Takeovers Panel. In 2013, Ewen was awarded an Order of Australia in recognition of his significant service to the law as a contributor to legal professional organisations and to the community.

Westpac Board Committee membership: Chairman of the Board Risk & Compliance Committee. Member of each of the Board Nominations and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

2017 Westpac Group Annual Report	41

Name: Alison Deans,
BA, MBA, GAICD

Age: 49

Term of office: Director since April 2014.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Cochlear Limited (since January 2015).

Other principal directorships: kikki.K Holdings Pty Ltd and SCEGGS Darlinghurst Limited.

Other interests: Senior Advisor, McKinsey & Company and

Investment Committee member of the CSIRO Innovation Fund (Main Sequence Ventures).

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Alison has more than 20 years’ experience in senior executive roles focused on building digital businesses and digital transformation across

e-commerce, media and financial services. During this time, Alison served as the CEO of eCorp Limited, CEO of Hoyts Cinemas and CEO of eBay, Australia and New Zealand. She was the CEO

of a technology-based investment company netus Pty Ltd. Alison was an Independent Director of Social Ventures Australia from September 2007 to April 2013.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Insurance Australia Group Limited (February 2013 – October 2017).

Name: Craig Dunn,
BCom, FCA

Age: 54

Term of office: Director since June 2015.

Date of next scheduled
re-election: December 2018.

Independent: Yes.

Current directorships of listed entities and dates of office: Telstra Corporation Limited (since April 2016).

Other principal directorships: Financial Literacy Australia Limited, Chairman of The Australian Ballet and Chairman of Stone and Chalk Limited.

Other interests: Chairman of the Australian Government’s Fintech Advisory Group and the International Standards Technical Committee on Blockchain and

Distributed Ledger Technologies (ISO/TC 307). Member of the ASIC External Advisory Panel, and the New South Wales Government’s Quantum Computing Fund Advisory Panel. Board member of Jobs for New South Wales and Consultant to King & Wood Mallesons.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited from 2008 to 2013. Craig was previously a Board member of the Australian Japanese Business Cooperation Committee and the New South Wales Government’s Financial Services Knowledge Hub, and

former Chairman of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2017 Westpac Group Annual Report

Directors’ report

Name: Robert Elstone,
BA (Hons.), MA (Econ.), MCom

Age: 64

Term of office: Director since February 2012.

Date of next scheduled
re-election: Not applicable. Robert Elstone will retire following the 2017 AGM.

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

Age: 63

Term of office: Director since December 2008.

Date of next scheduled
re-election: December 2017.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Group (since January 2006).

Other principal directorships: Liberty Financial Pty Ltd and Crestone Holdings Limited.

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

He was also previously a Director of BHP (NZ) Steel Limited, ING Australia Limited, Esanda Finance Corporation, Visa Inc and Clayton Utz.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: MG Responsible Entity Limited, which is the responsible entity for ASX listed MG Unit Trust (April 2015 to October 2016).

Name: Peter Marriott,
BEc (Hons.), FCA

Age: 60

Term of office: Director since June 2013.

Date of next scheduled

re-election: December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: ASX Limited (since July 2009).

Other principal directorships: ASX Clearing Corporation Limited, ASX Settlement Corporation Limited and Austraclear Limited.

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

Directorships of other listed entities over the past three years and dates of office: Nil.

2017 Westpac Group Annual Report	43

Company Secretary

Our Company Secretaries as at 30 September 2017 were Rebecca Lim and Tim Hartin.

Rebecca Lim (B Econ, LLB (Hons.)) was appointed as a Group Executive effective 1 October 2016, with her title now being Group Executive, Compliance, Legal & Secretariat1, as well as Company Secretary. Rebecca joined Westpac in 2002 and has held a variety of senior leadership roles including General Manager, Human Resources for St.George Bank and General Manager, St.George Private Clients. She was appointed Group General Counsel in November 2011 and Chief Compliance Officer from 2013 to 2017. Rebecca held an in-house role in investment banking at Goldman Sachs in London after which she joined Westpac on her return to Australia. Rebecca was previously with US firm Skadden Arps where she worked in the Corporate Finance area in both New York and London. Prior to that she worked at Blake Dawson Waldron (now Ashurst) as a solicitor.

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

2. Executive Team

As at 30 September 2017 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position

Brian Hartzer	Managing Director & Chief Executive Officer	2012	2015
Lyn Cobley	Chief Executive, Westpac Institutional Bank	2015	2015
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
Dave Curran	Chief Information Officer	2014	2014
George Frazis	Chief Executive, Consumer Bank	2009	2015
Alexandra Holcomb	Chief Risk Officer	1996	2014
Peter King	Chief Financial Officer	1994	2014
Rebecca Lim[1]	Group Executive, Compliance, Legal & Secretariat	2002	2016
David Lindberg	Chief Executive, Business Bank	2012	2015
David McLean	Chief Executive Officer, Westpac New Zealand Limited	1999	2015
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	2007	2011
Gary Thursby	Group Executive, Strategy & Enterprise Services	2008	2016

There are no family relationships between or among any of our Directors or Executive Team members.

1    Prior to 2 October 2017, Rebecca Lim’s title was Group General Counsel & Chief Compliance Officer.

44	2017 Westpac Group Annual Report

Directors’ report

Brian Hartzer BA, CFA. Age 50
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

Lyn Cobley BEc, SF FIN, GAICD. Age 54
Chief Executive, Westpac Institutional Bank

Lyn was appointed Chief Executive, Westpac Institutional Bank in September 2015. She has responsibility for Westpac’s global relationships with corporate, institutional and government clients as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. In addition, Lyn oversees Hastings Funds Management as well as Westpac’s International and Pacific Island businesses.

Lyn has over 25 years’ experience in financial services. Prior to joining Westpac, Lyn held a variety of senior positions at the Commonwealth Bank of Australia including serving as Group Treasurer from 2007 to 2013 and most recently as Executive General Manager, Retail Products & Third Party Banking. She was also Head of Financial Institutions at Barclays Capital in Australia, held senior roles at Citibank in Australia and Asia Pacific including Head of Securitisation and was CEO of Trading Room (a joint venture between Macquarie Bank and Fairfax).

Lyn is a Board member of the Australian Financial Markets Association (AFMA), the Banking & Finance Oath and the Westpac Foundation. She is Chairman of Westpac’s Asia Advisory Board and is also a member of Chief Executive Women.

Lyn has a Bachelor of Economics from Macquarie University, is a Senior Fellow of the Financial Services Institute of Australia and is a graduate of the Australian Institute of Company Directors.

Brad Cooper DipBM, MBA. Age 55
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

Dave Curran BCom. Age 52
Chief Information Officer

Dave was appointed Chief Information Officer in September 2014. Dave has almost 30 years of experience with proven expertise in IT and financial services and the implementation of large, complex projects.

Since 2015, Dave has been on the Board of the Westpac Bicentennial Foundation, a $100 million scholarship fund with exclusive focus on Australian education and leadership.

Before joining Westpac, Dave spent ten years in senior roles at the Commonwealth Bank of Australia (CBA). Before joining CBA, he spent sixteen years at Accenture, where he was a partner, primarily consulting on financial services.

2017 Westpac Group Annual Report	45

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 53
Chief Executive, Consumer Bank

George was appointed Chief Executive, Consumer Bank in June 2015, responsible for managing the end to end relationship with consumer customers. This includes all consumer distribution, digital, marketing, transformation and banking products and services under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

Prior to this appointment, he was CEO, St.George Banking Group. George joined the Westpac Group in March 2009 as Chief Executive, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group and an officer in the Royal Australian Air Force. George is a Governor of the St.George Foundation and is Chair of the Prime Minister’s Industry Advisory Committee on Veterans’ Employment.

Alexandra Holcomb BA, MBA, MA. Age 56
Chief Risk Officer

Alexandra was appointed Chief Risk Officer in August 2014. As Westpac Group’s Chief Risk Officer, Alexandra is responsible for key risk management activities across the enterprise.

Since joining Westpac in 1996, Alexandra has held a number of senior positions including Group General Manager, Group Strategy, M&A and Major Projects, Group Executive, Group Strategy, Head of Westpac Institutional Bank Strategy, and until August 2014 was the Group General Manager of Global Transactional Services.

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

Alexandra is Deputy Chairman of the Asia Society Australia and serves on the Westpac Foundation Board. She is a member of Chief Executive Women and a Fellow of the Australian Institute of Company Directors. Alexandra has an MBA in Finance and Multinational Management from the Wharton School of Business and a Master of Arts in International Studies and French from the University of Pennsylvania. She also holds a BA in English and Economics from Cornell University.

Peter King BEc, FCA. Age 47
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

Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

Rebecca Lim B Econ, LLB (Hons). Age 45
Group Executive, Compliance, Legal & Secretariat

Rebecca was appointed as Westpac’s Group Executive responsible for compliance, legal and secretariat functions globally from October 2016. She was appointed Group General Counsel in November 2011 and was Chief Compliance Officer from 2013 to 2017.

Rebecca joined Westpac in 2002 and has held a variety of other senior leadership roles including General Manager, Human Resources for St.George Bank and General Manager, St.George Private Clients.

Rebecca began her career at Blake Dawson Waldron (now Ashurst) before joining the US firm Skadden Arps where she worked in both New York and London. Rebecca then moved into an in-house role in investment banking at Goldman Sachs in London before returning to Australia and joining Westpac.

Rebecca is Deputy Chair of the GC100 Executive Committee and a member of Chief Executive Women.

46	2017 Westpac Group Annual Report

Directors’ report

David Lindberg HBA (Hons. Economics). Age 42
Chief Executive, Business Bank

David was appointed Chief Executive, Business Bank in June 2015. He manages the Group’s end to end relationships with business customers for the Westpac, St.George, BankSA and Bank of Melbourne brands. The Business Bank provides a wide range of banking and financial products and services to Australia’s small, commercial, corporate and agri businesses.

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

David McLean LLB (Hons.). Age 59
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

Christine Parker BGDipBus (HRM). Age 57
Group Executive, Human Resources, Corporate Affairs & Sustainability

Christine was appointed Group Executive, Human Resources, Corporate Affairs & Sustainability in October 2011, with responsibility for human resources strategy and management, including reward and recognition, safety, learning and development, careers and talent, employee relations and employment policy. She is also responsible for Corporate Affairs and Sustainability, and Customer Advocacy.

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

Christine is a Governor of the St.George Foundation and also a Director of Women’s Community Shelters.

Gary Thursby BEc, DipAcc, FCA. Age 55
Group Executive, Strategy & Enterprise Services

Gary was appointed Group Executive Strategy & Enterprise Services in October 2016. In addition to leading the Group’s strategy function, his role is designed to accelerate the delivery of the Group’s Service Revolution and provide services to support the Group’s operating businesses.

Gary’s responsibilities also include banking operations, procurement, property, analytics, and enterprise investments. In addition, Gary oversees the Group’s mergers & acquisitions and business development portfolios.

Before joining Westpac in 2008, Gary held a number of senior finance roles at Commonwealth Bank of Australia (CBA) including Deputy CFO and CFO Retail Bank. Gary has over 20 years’ experience in financial services, covering finance, M&A and large scale program delivery. He commenced his career at Deloitte Touche Tohmatsu.

Gary has a Bachelor of Economics and a Post Graduate Diploma in Accounting from Flinders University of South Australia and is a Fellow of the Institute of Chartered Accountants.

2017 Westpac Group Annual Report	47

3. Report on the business

a) Principal activities

The principal activities of the Group during the financial year ended 30 September 2017 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2017.

b) Operating and financial review

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2017 was $7,990 million, an increase of $545 million or 7% compared to 2016. Key features of this result were:

▪                 a 4% increase in net operating income before operating expenses and impairment charges with:

–   net interest income of $15,516 million, an increase of $368 million or 2% compared to 2016, with total loan growth of 3% and a 4 basis point decrease in net interest margin to 2.06%; and

–   non-interest income of $6,286 million, an increase of $449 million or 8% compared to 2016, primarily due to a $279 million gain associated with the sale of shares in BT Investment Management Limited (BTIM), a rise in trading income of $78 million and the impact of volatility in economic hedges of $140 million. These increases were partly offset by provisions for customer refunds and lower wealth management and insurance income;

▪                 operating expenses were $9,434 million, an increase of $217 million or 2% compared to 2016 due to annual salary and rental increases, higher technology expenses related to the Group’s investment program, a rise in regulatory and compliance costs and expenses associated with the sale of shares in BTIM. These increases were partially offset by productivity benefits; and

▪                 impairment charges were $853 million, a decrease of $271 million or 24% compared to 2016. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.05%, down 15 basis points over the year. The decrease in impairment charges was primarily due to significantly lower large individual provisions. Additional provisioning for these larger facilities was required in 2016, following the downgrade to impaired.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2017 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’, ‘Divisional performance’ and ‘Risk and risk management’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report, which form part of this report.

c) Dividends

Since 30 September 2017, Westpac has announced a final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $3,191 million for the year ended 30 September 2017 (2016 final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $3,145 million). The dividend will be fully franked and will be paid on 22 December 2017.

An interim ordinary dividend for the current financial year of 94 cents per Westpac ordinary share for the half year ended 31 March 2017, totalling $3,156 million, was paid as a fully franked dividend on 4 July 2017 (2016 interim ordinary dividend of 94 cents per Westpac ordinary share, totalling $3,136 million). The payment comprised direct cash disbursements of $2,031 million with $1,125 million being reinvested by participants through the DRP.

Further, in respect of the year ended 30 September 2016, a fully franked final dividend of 94 cents per ordinary share totalling $3,145 million was paid on 21 December 2016. The payment comprised direct cash disbursements of $2,818 million with $327 million being reinvested by participants through the DRP.

New shares were issued to satisfy the DRP for each of the 2016 final ordinary dividend and the 2017 interim ordinary dividend.

d) Significant changes in state of affairs and events during and since the end of the 2017 financial year

Significant changes in the state of affairs of the Group were:

▪                 introduction of the Federal Government’s Bank Levy for ADIs. The Bank Levy cost Westpac $95 million in Full Year 2017, with an after tax impact of $66 million and is estimated to cost Westpac approximately $405 million in Full Year 2018, with an after tax impact of approximately $284 million;

▪                 the sale by Westpac of 60 million shares in BTIM for $10.75 per share;

▪                 the issuance of US$1.25 billion AT1 securities, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework;

▪                  the proposed sale by Westpac of its interest in Hastings Management Pty Limited, which is subject to confirmatory due diligence and regulatory approvals; and

48	2017 Westpac Group Annual Report

Directors’ report

▪                 ongoing regulatory changes and developments, which have included changes relating to liquidity, capital, financial services, taxation, executive accountability and other regulatory requirements.

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

4. Directors’ interests

a) Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 10 of the Directors’ report for the year ended 30 September 2017 and in the tables below:

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

2017 Westpac Group Annual Report	49

Directors’ interests in Westpac and related bodies corporate as at 6 November 2017

	Number of Relevant Interests in Westpac Ordinary Shares		Number of Westpac Share Rights		Westpac CPS

Westpac Banking Corporation
Current Directors
Lindsay Maxsted	20,689		-		-
Brian Hartzer	77,427	[1]	569,426	[2]	-
Nerida Caesar	-		-		-
Ewen Crouch	36,450	[3]	-		-
Alison Deans	9,392		-		-
Craig Dunn	8,869		-		-
Robert Elstone	12,096		-		-
Peter Hawkins	15,880	[4]	-		1,370
Peter Marriott	20,870		-		-

1              Brian Hartzer’s interest in Westpac ordinary shares includes 20,222 restricted shares held under the CEO Restricted Share Plan.

2              Share rights issued under the CEO Long Term Incentive Plan and Long Term Incentive Plan.

3              Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

4              Peter Hawkins and his related bodies corporate also hold relevant interests in 850 Westpac Capital Notes 3 and 882 Westpac Capital Notes 4.

Note: Certain subsidiaries of Westpac offer a range of registered schemes. The Directors from time to time invest in these schemes and are required to provide a statement to the ASX when any of their interests in these schemes change. ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Wholesale Managed Cash Fund (ARSN 088 832 491), BT Wholesale Enhanced Cash Fund (ARSN 088 863 469), Advance Cash Multi-Blend Fund (ARSN 094 113 050) or BT Cash (ARSN 164 257 854).

50	2017 Westpac Group Annual Report

Directors’ report

b) Indemnities and insurance

Under the Westpac Constitution, unless prohibited by statute, we indemnify each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), each employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services Licence of any of Westpac’s wholly-owned subsidiaries against every liability (other than a liability for legal costs) incurred by each such person in their capacity as director, company secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

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

For the year ended 30 September 2017, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Options and share rights outstanding

As at the date of this report there are 256,840 share options outstanding and 5,107,825 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 17 December 2017 and 1 October 2018 and the weighted average exercise price is $26.36. The latest dates for exercise of the share rights range between 17 December 2017 and 1 October 2032.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

2017 Westpac Group Annual Report	51

5. Environmental disclosure

As part of our 2017 Sustainability Strategy, we have set targets for our environmental performance. The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

▪                 our Westpac Group Environment Policy, which has been in place since 1992;

▪                 our Sustainability Risk Management Framework;

▪                 our Responsible Sourcing Code of Conduct; and

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

1          Formerly known as the Carbon Disclosure Project.

2          Westpac implemented energy efficiency opportunities that are expected to result in estimated energy savings of 14,964GJ, carbon savings of 2,858 tCO2e and cost savings of $791,544 per year.

6. Human rights supply chain disclosure

Westpac’s overall approach to human rights is set out in our Westpac Group Human Rights Position Statement, and this references our Responsible Sourcing Code of Conduct as the primary framework for managing human rights in our supply chain.

The Group is subject to the United Kingdom’s Transparency in Supply Chains provisions under the Modern Slavery Act 2015, which came into effect in March 2015. Westpac releases an annual statement each year for the period ended 30 September to disclose the steps taken during the year to help prevent modern slavery from occurring within the Group’s operations and supply chain.

7. Rounding of amounts

Westpac is an entity to which ASIC Corporations Instrument 2016/191 dated 24 March 2016, relating to the rounding of amounts in directors’ reports and financial reports, applies. Pursuant to this Instrument, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

8. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2017.

In Australia, political expenditure for the financial year ended 30 September 2017 was $162,726. This relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions, such as speeches and events with industry participants.

In New Zealand, political expenditure for the financial year ended 30 September 2017 was NZD$2,756. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

52	2017 Westpac Group Annual Report

Directors’ report

9. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2017:

				Audit		Risk & Compliance		Nominations		Remuneration		Technology
o	Notes	Board		Committee		Committee		Committee		Committee		Committee
Number of meetings held during the year

Director		A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	9	9	4	4	4	4	4	4	-	-	-	-
Brian Hartzer	2	9	9	-	-	-	-	-	-	-	-	4	4
Elizabeth Bryan	3	2	2	-	-	1	1	1	1	2	2	-	-
Nerida Caesar	4	1	1	-	-	-	-	-	-	-	-	-	-
Ewen Crouch	5	9	9	-	-	4	4	4	4	6	6	-	-
Alison Deans	6	9	9	-	-	4	4	-	-	-	-	4	4
Craig Dunn	7	9	9	-	-	4	4	3	3	6	6	-	-
Robert Elstone	8	9	9	4	4	4	4	-	-	6	6	-	-
Peter Hawkins	9	9	9	4	4	4	3	4	4	-	-	4	4
Peter Marriott	10	9	9	4	4	4	4	4	4	-	-	4	4

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member          B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2016.

1              Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

2              Member of the Board Technology Committee.

3              Elizabeth Bryan retired from the Board and its Committees on 9 December 2016.

4              Nerida Caesar was appointed as a Director on 1 September 2017. Member of the Board Risk & Compliance Committee and Board Technology Committee from 28 September 2017.

5              Chairman of the Board Risk & Compliance Committee from 9 December 2016. Chairman of the Board Remuneration Committee, and member of the Board Risk & Compliance Committee, until 9 December 2016. Member of the Board Nominations Committee and from 9 December 2016, a member of the Board Remuneration Committee.

6              Member of the Board Risk & Compliance Committee and the Board Technology Committee.

7              Chairman of the Board Remuneration Committee from 9 December 2016. Member of the Board Remuneration Committee until 9 December 2016. Member of the Board Risk & Compliance Committee, and from 9 December 2016, a member of the Board Nominations Committee.

8              Member of the Board Remuneration Committee, the Board Risk & Compliance Committee and the Board Audit Committee.

9              Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Nominations Committee and the Board Risk & Compliance Committee.

10          Chairman of the Board Audit Committee. Member of the Board Risk & Compliance Committee, the Board Technology Committee and the Board Nominations Committee.

2017 Westpac Group Annual Report	53

10. Remuneration Report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2017 Remuneration Report (Report).

The past year has seen significant developments in the banking industry relating to remuneration. The Banking Executive Accountability Regime (BEAR) will be put before Parliament and the Retail Banking Remuneration Review commissioned by the Australian Banker’s Association (known as the Sedgwick report) was released earlier this year.

A comprehensive review is being undertaken in anticipation of the enactment of the BEAR legislation to ensure that our CEO and Group Executive remuneration framework and principles remain consistent with both the letter and spirit of legislative developments. While this review is underway in 2018, the remuneration framework will remain unchanged and be consistent with the 2017 structures outlined in this Report.

We are also committed to implementing fully the recommendations of the Sedgwick report, which we are addressing in a phased manner over the next three years. To date we have made significant progress on implementing around three quarters of the recommendations, with good progress made on implementation of the remaining recommendations as we develop appropriate support systems, frameworks and metrics. For example, in November 2016 we removed all product-related incentives from around 2,000 tellers in the Westpac branch network.

2017 Remuneration outcomes – the link to Group performance

Each year the Board assesses a number of factors when determining remuneration outcomes. In addition to the financial results included in Short-term Incentive (STI) balanced scoreboards, the Committee assesses other elements of performance such as the quality of the results, key performance drivers, meeting customer needs, the risk and operating environment and effectiveness of implementation of strategic initiatives to determine if the scoreboard outcomes adequately reflect actual performance and returns to shareholders.

In what continues to be a challenging and competitive business environment, the Group’s financial performance was sound. There was moderate growth in cash earnings and earnings per share, with marginal declines in return on equity and economic profit, as capital and funding positions were strengthened further to position the Group to meet APRA’s unquestionably strong benchmark. Significant improvements were achieved in net promoter scores (NPS) for customers, with Westpac being rated with the highest overall NPS among major Australian banks for the first time in September 2017; employee engagement scores also increased significantly, with outcomes achieved above the high performing global norm. This year we also retained our position as the most sustainable bank globally in the 2017 Dow Jones Sustainability Indices for the fourth year running.

STI outcomes

It is against these outcomes that the short and long-term incentives were determined. STI outcomes during the year for the CEO and the Group Executive team averaged 109% of target, up by an average of 14% on last year, and were within a range of 96% to 116%. Different incentive outcomes across the Group Executive team reflect the performance of each division and the quality of the performance delivered by the accountable executive.

Long-term Incentive (LTI) outcomes

In 2017, the 2014 LTI reached its test date. As the minimum performance vesting thresholds were not met, none of the 2014 LTI will vest.

More specifically:

▪                 Westpac’s LTI plan Total Shareholder Return (TSR) over the last three years was 11.791%, which was below the 50th percentile vesting threshold, so none of the 2014 TSR hurdled rights vested. This is the third consecutive year where the TSR hurdle has not been met; and

▪                 Westpac’s Cash Earnings per Share (EPS) growth over the last three years was also below the vesting threshold of 15.8% (5.0% compound annual growth), so none of the 2014 EPS hurdled rights vested.

54	2017 Westpac Group Annual Report

Directors’ report

Changes to Key Management Personnel in 2017

The appointment effective 1 October 2016 of Rebecca Lim as the Group General Counsel & Chief Compliance Officer1 and Gary Thursby as Group Executive, Strategy & Enterprise Services was advised in last year’s Report, and their remuneration details for the full 2017 period have been disclosed.

Philip Coffey retired during the year, after 21 years with Westpac.

This year we have made some minor changes to the way that we have presented the information in our Report, with the aim of improving its format and layout.

We welcome your feedback as we continue to improve the disclosure of our remuneration policies, practices and outcomes.

Craig Dunn

Chairman – Board Remuneration Committee

1           Rebecca Lim’s title was amended to Group Executive, Compliance, Legal & Secretariat effective 2 October 2017.

2017 Westpac Group Annual Report	55

Topics covered in this Report

Section 1	List of 2017 Key Management Personnel

Section 2	Summary of 2017 CEO and Group Executive remuneration strategy and framework

Section 3	Summary of 2017 remuneration outcomes including: ▪ remuneration paid and vested; ▪ equity awarded; ▪ LTI and STI outcomes; and ▪ further details on the link to Group performance

Section 4	Further detail on 2017 executive remuneration structure

Section 5	Remuneration governance

Section 6	Non-executive Director remuneration structure

Section 7	Statutory remuneration disclosures including: ▪ Non-executive Director remuneration; ▪ CEO and Group Executive remuneration; and ▪ additional statutory disclosures

Note: All references to Return on Equity (ROE) in this remuneration report are on a cash ROE basis. Refer to the Glossary of abbreviations and defined terms for more detail.

56	2017 Westpac Group Annual Report

Directors’ report

1. Key Management Personnel remuneration disclosed in this Report

The remuneration of Key Management Personnel (KMP) for the Group is disclosed in this Report. In 2017, KMP comprised Non-executive Directors, the CEO and Group Executives who reported to the CEO.

CEO and Group Executives

Name	Position	Term as KMP
Managing Director & Chief Executive Officer
Brian Hartzer	Managing Director & Chief Executive Officer	Full Year
Current Group Executives
Lyn Cobley	Chief Executive, Westpac Institutional Bank	Full Year
Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year
Dave Curran	Chief Information Officer	Full Year
George Frazis	Chief Executive, Consumer Bank	Full Year
Alexandra Holcomb	Chief Risk Officer	Full Year
Peter King	Chief Financial Officer	Full Year
Rebecca Lim	Group General Counsel & Chief Compliance Officer	Commenced 1 October 2016
David Lindberg	Chief Executive, Business Bank	Full Year
David McLean	Chief Executive Officer, Westpac New Zealand Limited	Full Year
Christine Parker	Group Executive, Human Resources, Corporate Affairs & Sustainability	Full Year
Gary Thursby	Group Executive, Strategy & Enterprise Services	Commenced 1 October 2016
Former Group Executive
Philip Coffey	Deputy Chief Executive Officer	Ceased role 31 May 2017

Non-executive Directors

Name	Position	Term as KMP
Current Non-executive Directors
Lindsay Maxsted	Chairman	Full Year
Nerida Caesar	Director	Appointed 1 September 2017
Ewen Crouch	Director	Full Year
Alison Deans	Director	Full Year
Craig Dunn	Director	Full Year
Robert Elstone	Director	Full Year
Peter Hawkins	Director	Full Year
Peter Marriott	Director	Full Year
Former Non-executive Director
Elizabeth Bryan	Director	Retired 9 December 2016

2017 Westpac Group Annual Report	57

2. Summary of the 2017 CEO and Group Executive remuneration framework

Remuneration Principles

Westpac's remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long term results for our customers and shareholders, while adhering to sound management and governance principles and reflecting accountability.

The remuneration framework is designed to:

- align remuneration with customer and shareholder interests;
- support appropriate risk culture and employee conduct;
- differentiate pay for behaviour and performance in line with our strategy and vision;
- provide market competitive and fair remuneration;
- enable recruitment and retention of talented employees;
- provide the ability to risk adjust remuneration; and
- be simple, flexible and transparent.

Total Reward Framework

	Fixed Remuneration	At Risk Remuneration (Variable Reward)	
		Short-term Incentive (STI): Cash STI / Deferred STI	Long-term Incentive (LTI)
Target pay mix	34%	34%	32%
Purpose	Provided to attract and retain executives, and takes into account the size and complexity of the role, individual responsibilities, experience and skills.	Rewards financial and non-financial performance consistent with the Group's strategy over the short to medium term. The deferred component provides: ▪ alignment with shareholders over the medium term; and ▪ at risk pay with malus provisions.	Aligns executive accountability and remuneration outcomes with the delivery of sustained group performance and shareholder interests over the long term. The LTI is also subject to adjustments via malus provisions during the performance period if required.
Delivery	Fixed remuneration comprises: ▪ cash salary; ▪ salary sacrificed items; and ▪ superannuation contributions.	STI delivered as: ▪ 50% cash; and ▪ 50% restricted ordinary shares or share rights (for Group Executives outside Australia).	LTI comprises: ▪ performance share rights which may vest to varying degrees if performance hurdles are achieved.
FY17 approach	Fixed remuneration is set with reference to relevant market benchmarks in the financial services industry.	STI performance measures include economic profit, earnings, risk, strategic programs, customer outcomes, people and sustainability. The STI performance measures have been selected to ensure focus in these key areas.	LTI performance measures (50:50): ▪ TSR is a comparative measure of Westpac's performance relative to peers; and ▪ ROE aims to reward achievement of returns above the cost of capital while generating shareholder value.

Performance, governance and risk-adjustment overlay

All performance is assessed by the Board with reference to Group and divisional risk management policies. The Board retains the ultimate discretion to adjust remuneration outcomes and/or unvested variable reward (including to zero). This applies to equity granted under both the deferred STI and LTI plans if information comes to light that all or part of the award was not justified (malus).

Timeline of potential 2017 remuneration

FY17
FY18
FY19
FY20
Fixed remuneration
Base salary
STI
Cash STI (50%)
Deferred STI (25%)
Deferred STI (25%)
LTI
LTI subject to Relative TSR performance (50%) – measured over 4 years
LTI subject to ROE performance (50%) – measured over 3 years
+1 year holding
All equity based remuneration is subject to:
▪ reduction via malus (if required); and
▪ potential further restrictions to ensure minimum shareholder requirements are met.
Date paid
Date earned
Date granted
Vesting date

58	2017 Westpac Group Annual Report

Directors’ report

3. Summary of remuneration outcomes

3.1. Executive KMP remuneration – paid and vested in 20171

The following table shows the actual remuneration paid or vested to each executive KMP in 2017 compared to 2016 (unaudited) and includes:

▪                 fixed remuneration earned during the year;

▪                 cash STI awarded and paid in respect of the 2017 and 2016 performance years;

▪                 deferred STI amounts awarded in prior years that vested at the end of 2017 and 2016 respectively; and

▪                 LTI originally granted in 2014 and 2013 that vested or was forfeited at the end of 2017 and 2016 respectively.

This table shows actual remuneration paid, vested or forfeited while Section 7 represents outcomes prepared in accordance with Australian Accounting Standards (AAS).

	Fixed Remuneration	Cash STI awarded and paid	Prior year Deferred STI vested	Prior year LTI vested[2]	Total realised remuneration	Prior year LTI forfeited[2]
Name	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer
2017	2,686,000	1,490,730	1,280,114	-	5,456,844	3,046,592
2016	2,686,000	1,302,710	949,349	-	4,938,059	2,610,944

Current Group Executives
Lyn Cobley, Chief Executive, Westpac Institutional Bank
2017	1,122,000	640,000	244,864	-	2,006,864	-
2016	1,122,000	492,500	-	-	1,614,500	-

Brad Cooper, Chief Executive Officer, BT Financial Group
2017	1,102,517	792,500	779,625	-	2,674,642	2,206,129
2016	1,102,517	735,000	733,887	-	2,571,404	1,350,495

Dave Curran, Chief Information Officer
2017	952,000	552,500	510,291	-	2,014,791	-
2016	952,000	467,500	258,810	-	1,678,310	-

George Frazis, Chief Executive, Consumer Bank
2017	1,150,000	872,500	876,225	-	2,898,725	1,155,565
2016	1,150,000	815,000	798,746	-	2,763,746	990,344

Alexandra Holcomb, Chief Risk Officer
2017	1,003,000	532,500	498,536	-	2,034,036	772,487
2016	1,003,000	492,500	400,492	-	1,895,992	450,134

Peter King, Chief Financial Officer
2017	1,088,000	615,000	536,202	-	2,239,202	1,132,480
2016	1,088,000	545,000	410,367	-	2,043,367	270,075

Rebecca Lim, Group General Counsel & Chief Compliance Officer
2017	750,000	412,500	248,227	-	1,410,727	388,674
2016	--------------------------------------------------------------------------Not a KMP in 2016----------------------------------------------------------------------------------

David Lindberg, Chief Executive, Business Bank
2017	952,000	532,500	419,808	-	1,904,308	709,083
2016	901,000	477,500	314,033	-	1,692,533	405,142

David McLean, Chief Executive Officer, Westpac New Zealand Limited
2017	864,889	412,570	430,410	-	1,707,869	-
2016	854,565	363,050	285,422	-	1,503,037	-

2017 Westpac Group Annual Report	59

	Fixed Remuneration	Cash STI awarded and paid	Prior year Deferred STI vested	Prior year LTI vested[2]	Total realised remuneration	Prior year LTI forfeited[2]
Name	$	$	$	$	$	$
Current Group Executives (cont.)
Christine Parker, Group Executive, Human Resources, Corporate Affairs & Sustainability
2017	850,000	517,500	481,816	-	1,849,316	1,365,665
2016	850,000	450,000	457,952	-	1,757,952	630,225
Gary Thursby, Group Executive, Strategy & Enterprise Services
2017	840,000	485,000	371,764	-	1,696,764	409,680
2016	--------------------------------------------------------------------------Not a KMP in 2016-------------------------------------------------------------------------------

Former Group Executive
Philip Coffey, Deputy Chief Executive Officer[3]
2017	908,741	457,500	669,828	-	2,036,069	2,237,655
2016	1,363,112	597,500	694,327	-	2,654,939	1,530,554

1                   We have adopted a new approach for this table regarding equity disclosures, where we show equity that vests at the end of the performance year as being part of the remuneration for that performance year (i.e. the 1 October 2017 vesting of deferred STI and LTI is one day after the completion of the 2017 performance year and is shown as vested or forfeited against 2017 in the table below). This is different from the approach adopted in prior years, where equity was disclosed as being part of remuneration in the year in which it vested or was forfeited.

2                   The value shown is calculated by multiplying the number of equity instruments by the closing share price on the date of vesting or forfeiture.

3                   See Section 1 for details.

Summary of Group LTI vesting outcomes

The vesting outcomes for LTI awards to the CEO (CEO LTI Plan) and Group Executives (Westpac LTI Plan) that reached the completion of the performance period in 2017 and 2016 appear below:

	Performance measure	Performance start date	Test date	Performance range		Outcome	% Vested	% Lapsed
				Threshold	Maximum
2014 LTI grant	TSR (50% of award)	1 October 2014	1 October 2017	50th percentile	75th percentile	20th percentile	0%	100%
	EPS (50% of award)	1 October 2014	1 October 2017	5.0% CAGR	7.0% CAGR	(0.8%) CAGR	0%	100%
2013 LTI grant	TSR (50% of award)	1 October 2013	1 October 2016	50th percentile	75th percentile	20th percentile	0%	100%
	EPS (50% of award)	1 October 2013	1 October 2016	4.0% CAGR	6.0% CAGR	1.10% CAGR	0%	100%

Other equity that vested during 2017

Lyn Cobley had 16,696 restricted shares which vested in July 2017 which were allocated in respect of equity forfeited from her previous employer on joining Westpac.

60	2017 Westpac Group Annual Report

Directors’ report

3.2. Executive KMP remuneration – equity awarded in 2017

The following table shows the fair value of equity awarded in 2017 and 2016 (unaudited) which is due to vest in future years, subject to performance hurdles, tenure and malus conditions as applicable including:

▪                  deferred STI awards, being restricted shares valued as 50% of the STI allocated in the year divided by the 5 day volume weighted average price (VWAP)1 to date of grant; and

▪                  LTI awards, showing fair value of share rights granted in the year, where fair value is 40% of face value at date of grant for the 2017 award, and 41.5%2 of face value at the date of grant for the 2016 award. LTI share rights are subject to performance conditions – see Section 4.3 for more detail.

The final value of equity that vests will depend on the proportion of shares or share rights that vest and the share price at the time of vesting. The values differ from those in Section 7 which represent outcomes prepared in accordance with AAS.

This table can be read in conjunction with table 7.3 which shows the number of securities granted in 2017.

		Deferred STI	LTI (Fair value)
Name		$	$
Managing Director & Chief Executive Officer

Brian Hartzer[3]	2017	1,490,730	2,528,000
	2016	1,302,710	2,528,000

Group Executives
Lyn Cobley	2017	640,000	1,056,000
Chief Executive, Westpac Institutional Bank	2016	492,500	1,056,000

Brad Cooper	2017	792,500	1,050,000
Chief Executive Officer, BT Financial Group	2016	735,000	1,050,000

Dave Curran	2017	552,500	896,000
Chief Information Officer	2016	467,500	896,000

George Frazis	2017	872,500	1,000,000
Chief Executive, Consumer Bank	2016	815,000	1,000,000

Alexandra Holcomb	2017	532,500	944,000
Chief Risk Officer	2016	492,500	944,000

Peter King	2017	615,000	1,024,000
Chief Financial Officer	2016	545,000	1,024,000

Rebecca Lim	2017	412,500	700,000
Group General Counsel & Chief Compliance Officer	2016	- - - - - - - - Not a KMP in 2016 - - - - - - - -

David Lindberg	2017	532,500	912,000
Chief Executive, Business Bank	2016	477,500	848,000

David McLean	2017	412,570	810,138
Chief Executive Officer, Westpac New Zealand Limited	2016	363,050	804,296

Christine Parker	2017	517,500	750,000
Group Executive, Human Resources, Corporate Affairs & Sustainability	2016	450,000	750,000

Gary Thursby	2017	485,000	700,000
Group Executive, Strategy & Enterprise Services	2016	- - - - - - - - Not a KMP in 2016 - - - - - - - -

Former Group Executive
Philip Coffey[4]	2017	457,500	1,280,000
Deputy Chief Executive Officer	2016	597,500	1,280,000

1    The 2017 award 5 day VWAP was $29.87, and the 2016 award 5 day VWAP was $29.87.

2    The fair value of 2016 TSR and EPS rights was 40% and 43% respectively.

3    The 2016 LTI opportunity for Brian Hartzer does not include the part year award for 2015 following his appointment as CEO that was awarded at the same time as the 2016 LTI award.

4    See Section 1 for details.

2017 Westpac Group Annual Report	61

3.3. Summary of 2017 STI outcomes - How Group performance impacted CEO and Group Executive STI outcomes

STI scoreboard targets provide the basis of short term variable reward and communicate the areas of focus for the year, which includes the management of risk and demonstrating behaviours which are aligned to the Group values.

Application of discretion

The Board and the Remuneration Committee recognise that the scoreboard approach, while embracing a number of complementary performance objectives, may not always enable a complete assessment of overall performance. The Board and Remuneration Committee may therefore make discretionary adjustments, positive and negative, to the scoreboard outcomes for the CEO and Group Executives. The Board and Remuneration Committee use the following criteria to apply discretionary adjustments:

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

▪                  the quality of the financial result including its composition and sustainability;

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

Group balanced scoreboard – CEO performance objectives

The structure of the Group balanced scoreboard (which forms the CEO scoreboard), performance measures, weightings, assessment and the resulting STI outcomes are detailed in the following tables. The Group balanced scoreboard is also used in part for the Group Executive STI outcomes, in combination with individual scoreboard measures which contribute to determining the overall Group outcome.

The STI outcomes for individual executives have been determined using both quantitative and qualitative inputs including: the overall Group performance relative to the external competitive environment, individual performance against stretching targets, and judgement of individual’s capability and contribution to the Group relative to peer executives including demonstrated leadership behaviours.

62	2017 Westpac Group Annual Report

Directors’ report

Group balanced scoreboard – CEO performance objectives (cont.)

Measure	Weighting	Assessment	Considerations
Economic profit Delivering underlying returns that create value for shareholders	30%

▪         Delivered economic profit of $3,774 million with ROE at 13.8% within the 13-14% range we are seeking to achieve. Cash earnings growth of 3% was offset by a 5% increase in capital charge as we boosted capital levels in preparation for APRA ‘unquestionably strong’ capital requirements.

▪         The Group prioritised return over growth, and capital requirements were managed actively with credit risk weighted assets down 3%.

Core earnings growth Delivering consistent and sustainable growth in core earnings	10%

▪         Increased 1%.

▪         Revenues grew 2% supported by a 5% lending growth and 4% deposit growth partly offset by 4bps margin compression.

▪         Expenses rose just below 2% with productivity largely offsetting operating costs, with the increase due to investment and higher regulatory and compliance costs.

Capital management Providing a strong, stable and sustainable capital base on which to grow the business	10%

▪         Capital and liquidity positions are well placed to meet new regulatory requirements.

▪         Common equity tier 1 ratio of 10.6% was over a full percentage point higher over the year. Ended the year above the ‘unquestionably strong’ capital requirement set by APRA which does not come into effect until 2020.

▪         The Group is well placed for the introduction of the Net Stable Funding Ratio from 1 January 2018, with the 30 September 2017 ratio at 109%.

Adherence to Group Risk Appetite Statement Ensuring we operate within accepted risk tolerances	10%

▪         The external risk, regulatory and compliance environment continues to be increasingly complex and challenging. Overall we have remained within the Group Risk Appetite.

▪         Financial risk classes have been managed well including capital, funding and credit risk. We have continued to tighten underwriting standards in the residential and commercial property portfolios.

▪         Improvements have been made to the control environment across fraud, financial crime and conduct risk.  Responsible lending, financial advice and sales practices have been a key focus, with management accelerating the pace of customer remediation programs. We have also made provisions for customer refunds and payments where we’ve identified instances where we need to take action so that our customers are not at a disadvantage from certain past practices. Ongoing programs of work are underway to address and enhance management of system and data related risks.

Service revolution Putting customers at the centre of everything we do	10%

▪         Finished the year as No 1 in the Australian ranking for both consumer and business Net Promoter Score (Roy Morgan); with Westpac finishing the year ranked No 2 for Customer Satisfaction in the DBM survey.

▪         Complaints reduced by 18%.

▪         Continued to roll out multiple technology innovations to customers, including Panorama (our wealth management platform), e-conveyancing, Corporate Lending portal and faster on-boarding, Collections web portal, LOLA (our Live Online Lending Application), and numerous feature and useability enhancements for mobile banking across all brands.

2017 Westpac Group Annual Report	63

Measure	Weighting	Assessment	Considerations
Service revolution (cont.)

▪         Continued to receive external recognition with some of the awards won this year being: Retail Financial Institution of the year, Best Private Bank in Australia, Best use of technology in Private Banking/Wealth Management, and Best Digital Bank (NZ).

Building growth highways Securing future growth in earnings	10%

▪         Grew ahead of expectations on deposits and SME lending and in target segments of health and professional services.

▪         In Wealth maintained a market share of #1 on all retail platforms with positive net flows in funds under administration.

Digital transformation Delivering solutions that anticipate the needs and expectations of our customers	10%

▪         Delivered $262 million in productivity savings, through digitising activities and transactions, reducing manual activity and increasing eStatements.

▪         Good progress on a number of major investments - Customer Service Hub, launched a Big Data platform and installed a new call centre platform. Major milestones included implementation of the Oracle Banking platform and Group Customer Master within the Westpac Technology environment.

▪         All programs on track, delivering committed milestones and outcomes.

▪         Continued our focus on using technology to drive transformation. We have used process automation and simplification initiatives across ~500 processes and the management of ~32 million customer activities annually.

▪         Upgraded our Cybersecurity Coordination Centre (further improving our ability to detect and respond to global threats 24x7).

▪         Installed new call centre infrastructure that will materially improve the experience of calling Westpac as well as providing the foundation for a range of new customer service initiatives.

People and sustainability Providing an environment that encourages our employees to be the best they can be and drives the right behaviours	10%

▪         We were awarded the Dow Jones Sustainability Index’s most sustainable bank for 4th year in a row, with our highest score ever achieved of 94 out of 100 points.

▪         Achieved our target of 50% of women in leadership roles.

▪         Group employee engagement was 79%, 2% above the Global High Performing Norm, with employee pride in the organisation increasing 11 points to 91%.

▪         Strengthened our incident management and whistleblowing processes to help our employees ‘feel safe to speak up’ (latest employee survey result being 80% and above the Global High Performing Norm of 79%).

▪         Our Health, Safety and Wellbeing metrics continue to be market leading with Lost Time Injury Frequency rates of 0.65 relative to a target of 0.75 and our same day incident reporting exceeding 90%.

CEO STI outcome for 2017

The CEO outcome for 2017 was determined by the Board with reference to the Group balanced scoreboard outcome and the principles of discretion detailed overleaf.

Name and position title	Target STI	STI outcome % of target	STI outcome % of max	Actual Cash STI (50%)	Actual Deferred STI (50%)
Brian Hartzer Managing Director & Chief Executive Officer	$2,686,000	111%	74%	$1,490,730	$1,490,730

64	2017 Westpac Group Annual Report

Directors’ report

Individual Group Executive STI outcomes for 2017

Name and position title	Target STI	STI outcome % of target	STI outcome % of max	Actual Cash STI (50%)	Actual Deferred STI (50%)
Current Group Executives
Lyn Cobley Chief Executive, Westpac Institutional Bank	$1,122,000	114%	76%	$640,000	$640,000
Brad Cooper Chief Executive Officer, BT Financial Group	$1,600,000	99%	66%	$792,500	$792,500
Dave Curran Chief Information Officer	$952,000	116%	77%	$552,500	$552,500
George Frazis Chief Executive, Consumer Bank	$1,600,000	109%	73%	$872,500	$872,500
Alexandra Holcomb Chief Risk Officer	$1,003,000	106%	71%	$532,500	$532,500
Peter King Chief Financial Officer	$1,088,000	113%	75%	$615,000	$615,000
Rebecca Lim Group General Counsel & Chief Compliance Officer	$750,000	110%	73%	$412,500	$412,500
David Lindberg Chief Executive, Business Bank	$969,000	110%	73%	$532,500	$532,500
David McLean Chief Executive Officer, Westpac New Zealand Limited	$860,772	96%	64%	$412,570	$412,570
Christine Parker Group Executive, Human Resources, Corporate Affairs & Sustainability	$900,000	115%	77%	$517,500	$517,500
Gary Thursby Group Executive, Strategy & Enterprise Services	$860,000	113%	75%	$485,000	$485,000
Former Group Executive
Philip Coffey[1] Deputy Chief Executive Officer	$906,667	101%	67%	$457,500	$457,500

1            See Section 1 for details.

3.4. Group financial performance – five year perspective

The following table provides the Group’s economic profit, ROE, TSR, dividends per share, cash earnings per share and share price performance each year from 2013 for the past five years including 2017 and the STI outcomes for the CEO over the same period:

	Years Ended 30 September
	2017	2016	2015	2014	2013
CEO STI outcome (% target)	111%	97%	108%	127%	123%
Economic profit ($m)	3,774	3,774	4,418	4,491	4,068
ROE	13.77%	14.00%	15.80%	16.40%	15.90%
TSR – three years	11.79%	15.24%	62.30%	102.03%	66.09%
TSR – five years	81.32%	100.72%	92.78%	103.74%	90.91%
Dividends per Westpac share (cents)[1]	188	188	187	182	174
Cash earnings per Westpac share[2]	$2.40	$2.35	$2.48	$2.45	$2.28
Share price – high	$35.39	$33.74	$40.07	$35.99	$34.79
Share price – low	$28.92	$27.57	$29.10	$30.00	$24.23
Share price – close	$31.92	$29.51	$29.70	$32.14	$32.73

1            Does not include $0.20 special dividend determined in 2013.

2            Cash earnings are not prepared in accordance with AAS and have not been subject to audit.

2017 Westpac Group Annual Report	65

4. Further detail on 2017 executive remuneration structure

4.1. Fixed remuneration

Fixed remuneration takes into account the size and complexity of the role, individual responsibilities, experience and skills. Fixed remuneration is set based on relevant market benchmarks within the financial services industry.

4.2. Short-term incentive

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The STI outcomes for the CEO and each Group Executive are assessed using a balanced scoreboard, combining both annual financial and non-financial objectives which support the Group’s strategy.

2017 STI Plan
Plan structure

50% cash, 50% deferred equity in the form of restricted ordinary shares (or share rights for Group Executives based outside of Australia).

The equity portion of the STI award vests over the following schedule: 50% at the end of year 1, and 50% at the end of year 2.

Target opportunity

The CEO’s STI target for 2017 was $2,686,000, unchanged from 2016.

STI targets for the CEO and Group Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year, based on a range of factors including market competitiveness and the nature of each role. The STI targets for the 2017 performance year did not increase for those Group Executives whose fixed remuneration was unchanged in 2017.

Maximum opportunity	The maximum STI opportunity is 150% of target (the minimum opportunity being nil).
Performance conditions

Performance is measured against risk-adjusted financial targets and non-financial targets which support the Group’s strategy. Performance measures are based on performance at Group, divisional and individual level. The deferred STI awards recognise past performance and are not subject to further performance hurdles (other than continued service) and receive dividends over the vesting period.

See Section 3.3 for the Group balanced scoreboard.

Assessment of performance outcomes

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in the scoreboard measurement process. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) in the assessment process.

4.3. Long-term incentive

The LTI is designed to align the remuneration of executives to the long-term performance of the Group and the interests of shareholders. The amount of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

LTI structure 2017 (awarded at the beginning of the 2017 performance year)

CEO LTI Plan and Westpac LTI Plan
Equity instrument	Performance share rights - One share right entitles the holder to one ordinary share at the time of vesting at a nil exercise cost. Share rights do not attract the payment of dividends.
LTI award opportunity

The CEO was granted an LTI award of $2,528,000 (at fair value) in the form of share rights for 2017 under the CEO LTI Plan.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for the CEO and each Group Executive.

Determining the number of securities

The number of share rights each individual receives is determined by dividing the dollar value of the LTI award by the fair value of the share rights at the beginning of the performance assessment period (performance period).

The fair value of share rights is determined by an independent valuer taking as a starting point the market price of Westpac shares at grant and using a Monte Carlo simulation pricing model, applying assumptions based on expected life, volatility, risk-free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The Remuneration Committee caps the valuation at a maximum discount of 60% of the relevant share price. The value of a TSR hurdled share right may be different to an ROE hurdled share right.

66	2017 Westpac Group Annual Report

Directors’ report

CEO LTI Plan and Westpac LTI Plan
Performance hurdles	2017 LTI (Awarded in December 2016)
	TSR 50% of the allocation	ROE 50% of the allocation

The TSR performance hurdle measures Westpac’s TSR against a composite TSR index over the four year performance period, providing an arms-length assessment of our comparative performance against peers.

At the end of the performance period, TSR performance of each of the index companies will be multiplied by its index TSR weighting, and the total of the 10 scores will comprise the composite index performance measure.

Performance levels required for vesting of TSR share rights are detailed in the table below:

[1] 21.55 (5% average compound annual growth rate)

The companies in the 2017 peer group for the Westpac LTI Plan and their relative weightings are:

For the 2017 grant, the TSR share rights will be tested against the performance hurdle on 30 September 2020.

This hurdle aims to reward achievement of returns comfortably above the Group’s cost of capital while generating shareholder value and further improving how efficiently the Group uses its limited capital resources within the Group’s risk appetite.

The ROE performance hurdle measures the average cash return on average ordinary equity over the three year performance period.

ROE rights which satisfy the ROE hurdle and qualify for vesting at the completion of the three year performance period will have a one year holding lock applied and will vest at the completion of the four year term from the commencement date. A description of the process used to determine cash earnings is provided at Note 2 to the financial statements.

Performance levels required for vesting of ROE share rights are detailed in the table below:

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

The ROE outcome will be determined by the Board based on the ROE disclosed in our results at the completion of the performance period. Under the relevant plan rules, the Board may exercise discretion if in all prevailing circumstances Directors think it is appropriate to do so when determining the ultimate vesting outcome.

No re-testing

There has been no re-testing on LTI awards made since 2011. No award currently on foot is subject to re-testing. Accordingly, securities that have not vested after the measurement period lapse immediately.

2017 Westpac Group Annual Report	67

CEO LTI Plan and Westpac LTI Plan
Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the executive is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met.

Treatment of securities

The Board has discretion in relation to performance share rights where the CEO or a Group Executive resigns or retires or otherwise leaves the Group before vesting occurs. This discretion enables the Board to vest the relevant securities or leave them on foot for the remainder of the performance period. In exercising its discretion, the Board will take into account all relevant circumstances including those surrounding the departure in question. The Board may also adjust the number of performance share rights downwards, or to zero (in which case they will lapse) where the circumstances of the departure warrant, or to respond to misconduct resulting in significant financial and/or reputational impact to Westpac.

Where a holder acts fraudulently or dishonestly, or is in material breach of their obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will lapse unless the Board determines otherwise.

Details for other LTI awards currently on foot (CEO and Group Executives) can be found in the following Reports:

▪      2015 LTI award, vesting on 30 September 2018 – 50% of award subject to ranked TSR performance against a peer group, and 50% of the award subject to cash EPS CAGR performance condition. Refer to the 2015 Annual Report; and

▪      2016 LTI award, vesting on 30 September 2019 – 50% of award subject to TSR performance against a weighted composite index of comparator companies, and 50% of the award subject to cash EPS CAGR performance condition.  Refer to the 2016 Annual Report.

LTI structure 2018 (awarded at the beginning of 2018 performance year)

The LTI structure for the 2018 award will retain the same design features as the 2017 award.

The TSR hurdle, as detailed above, will remain unchanged in 2018.

The performance range for the ROE component of the 2018 LTI has been set at an average ROE of between 13.25% and 14.25%. The range is 25 basis points lower than the 2017 LTI ROE target as it reflects updated information on regulatory capital requirements, and the likely prospects of a more competitive business environment and higher impairment charges. The ROE target range also takes into account the Group’s risk appetite whilst incentivising the delivery of stretching performance outcomes.

The Board retains ultimate discretion to ensure that vesting outcomes deliver alignment between performance and shareholder outcomes.

68	2017 Westpac Group Annual Report

Directors’ report

4.4. Shareholding requirements and hedging policy

To align further their interests with those of shareholders, the CEO and Group Executives are required to build and maintain a substantial Westpac shareholding within five years of being appointed to their role.

Minimum shareholding requirement
CEO	Five times annual fixed remuneration ($13.43 million)
Group Executives	$1.2 million each

All Group Executives who have been in a Group Executive role for more than five years meet these shareholding requirements. Executives that have been in Group Executive roles for less than five years are working towards, or have already satisfied, these requirements.

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

4.5. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each of these employment agreements provides for the payment of fixed and performance-based remuneration, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the FY17 Executive KMP are summarised below:

Term	Who	Conditions
Duration of agreement	CEO and all Group Executives	▪ Ongoing until notice given by either party
Notice to be provided by the executive or the Group to terminate the employment agreement	CEO and Group Executives (excluding Philip Coffey)	▪ 12 months[1]
	Philip Coffey	▪ 6 months
Termination payments to be made on termination without cause[2]	CEO and all Group Executives	▪ Deferred STI and LTI awards vest according to the applicable equity plan rules
Termination for cause	CEO and Group Executives (excluding Brad Cooper and Philip Coffey)	▪ Immediately for misconduct ▪ 3 months’ notice for poor performance
	Brad Cooper and Philip Coffey	▪ Immediately for misconduct ▪ Contractual notice period for poor performance
Post-employment restraints	CEO and all Group Executives	▪ 12 month non-solicitation restraint

1            Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

2            The maximum liability for termination benefits for the CEO and other Executive KMP at 30 September 2017 was $13.4 million (2016: $13 million).

2017 Westpac Group Annual Report	69

5. Remuneration governance

The Group’s remuneration policy supports Westpac’s vision and strategy by:

▪                  requiring the design and management of remuneration to align with customer and shareholder interests;

▪                  supporting financial soundness; and

▪                  encouraging prudent risk management.

The role of the Board is to provide strategic guidance for the Group and effective oversight of management. As part of this role, the Board has overall accountability for remuneration.

The Remuneration Committee assists the Board to fulfil its remuneration responsibilities to shareholders by monitoring the remuneration policies and practices of the Group, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Board Remuneration Committee Charter which is available on the Group’s website. The Charter was last reviewed and amended in March 2016.

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management that is fundamental to the way the Group operates, the law and high standards of governance. The performance of each division is reviewed and measured with reference to how risk is managed and the results influence remuneration outcomes for accountable employees.

In carrying out its duties, the Remuneration Committee can access risk and financial control personnel and engage external advisors who are independent of management. The Chairman of the Board Risk & Compliance Committee is also a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk & Compliance Committee.

The executive Total Reward framework (outlined in Section 2 of this Report) specifically includes features to take account of risk.

Members of the Remuneration Committee during 2017

All members of the Remuneration Committee are independent Non-executive Directors. During 2017, the members were:

▪                  Craig Dunn (Chairman from 9 December 2016);

▪                  Ewen Crouch (Chairman to 9 December 2016);

▪                  Elizabeth Bryan (retired on 9 December 2016); and

▪                  Robert Elstone.

Independent remuneration consultant

In 2017, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other remuneration matters, the services being provided directly to the Remuneration Committee independent of management. The Chairman of the Remuneration Committee oversees the engagement and costs of the independent consultant.

Work undertaken by Guerdon Associates during 2017 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration. No remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates in 2017.

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

70	2017 Westpac Group Annual Report

Directors’ report

6. Non-executive Director remuneration

6.1. Structure and policy

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

Fees for Non-executive Directors are not related to the Group’s short-term results and Non-executive Directors do not receive performance-based remuneration. Non-executive Director remuneration consists of the following components:

Remuneration Component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.

Committee fees	Cash	Additional fees are paid to other Non-executive Directors for chairing or participating in Board Committees.

Employer superannuation contributions	Superannuation	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.

Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards and are paid by the relevant subsidiary.

Non-executive Director remuneration in 2017

Non-executive Director fee review — Effective 1 October 2016

The Board reviewed the Non-executive Director fee framework in late 2016. On the basis of market data provided by Guerdon Associates, the Board approved an increase to the member fees for the Board Technology Committee recognising the workload associated with these roles.

Changes to Board and Committee composition

The following changes were made to Board and Committee composition:

▪                  Elizabeth Bryan retired on 9 December 2016 following the 2016 Annual General Meeting;

▪                  Ewen Crouch was appointed Chairman of the Board Risk & Compliance Committee effective 9 December 2016 stepping down as Chairman of the Board Remuneration Committee on the same date (remaining a member of that Committee);

▪                  Craig Dunn was appointed as Chairman of the Board Remuneration Committee and member of the Board Nominations Committee effective 9 December 2016; and

▪                  Nerida Caesar was appointed as a Non-executive Director to the Westpac Board effective 1 September 2017 and appointed to the Board Risk & Compliance and Board Technology Committees effective 28 September 2017.

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2017, $2.94 million (65%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions.

2017 Westpac Group Annual Report	71

Fee framework

This section details the current Non-executive Director fee framework.

Base and Committee fees

The following table sets out the Board and standing Committee fees:

Annual Rate
Base Fee	$
Chairman	810,000

Non-executive Directors	225,000

Committee Chairman Fees

Audit Committee	70,400

Risk and Compliance Committee	70,400

Remuneration Committee	63,800

Technology Committee	35,200

Committee Membership Fees

Audit Committee	32,000

Risk and Compliance Committee	32,000

Remuneration Committee	29,000

Technology Committee	20,000

Committee fees are not payable to the Chairman of the Board and members of the Nominations Committee.

Employer superannuation contributions

The Group pays superannuation contributions to Non-executive Directors of up to 9.5% of their fees. The contributions are capped at the superannuation maximum compulsory contributions base prescribed under the Superannuation Guarantee legislation.

Subsidiary Board and Advisory Board fees

During the reporting period, additional fees of $35,000 were paid to Peter Hawkins as a member of the Bank of Melbourne Advisory Board.

Minimum shareholding

Non-executive Directors are required to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. The Board Chair and each Non-executive Director are required to hold an interest in shares in Westpac with a market value not less than the Board base fee within five years of appointment to the Board. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 7.4.

72	2017 Westpac Group Annual Report

Directors’ report

7. Statutory remuneration details

7.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-Term Benefits		Post-Employment Benefits

	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Total
Name	$	$	$	$

Current Non-executive Directors
Lindsay Maxsted, Chairman
2017	810,000	-	19,734	829,734
2016	810,000	-	19,540	829,540

Nerida Caesar[2]
2017	18,921	-	1,619	20,540

Ewen Crouch
2017	323,719	-	19,734	343,453
2016	320,800	-	19,540	340,340

Alison Deans
2017	277,000	-	19,734	296,734
2016	273,000	-	19,540	292,540

Craig Dunn
2017	314,221	-	19,734	333,955
2016	286,000	-	19,540	305,540

Robert Elstone
2017	318,000	-	19,734	337,734
2016	318,000	-	19,540	337,540

Peter Hawkins
2017	324,200	35,000	19,658	378,858
2016	324,200	35,000	19,465	378,665

Peter Marriott
2017	347,400	-	19,734	367,134
2016	343,400	-	19,540	362,940

Former Non-executive Director

Elizabeth Bryan[2]

2017	62,214	-	3,709	65,923
2016	324,400	-	19,540	343,940

Total fees
2017	2,795,675	35,000	143,390	2,974,065
2016[3]	2,999,800	35,000	156,245	3,191,045

1      Includes fee paid to the Chairman and members of Board Committees.

2      Refer to Section 1 of the Report for details.

3      The total fees for 2016 reflect the prior year remuneration for the 2016 reported Non-executive Directors.

2017 Westpac Group Annual Report	73

7.2. Remuneration details — CEO and Group Executives

This section sets out details of remuneration for the CEO and Group Executives for the 2017 financial year, calculated in accordance with AAS.

	Short-Term Benefits				Post- Employment Benefits	Other Long- Term Benefits	Share-Based Payments

	Fixed Remuneration[1]	STI (Cash)[2]	Non- Monetary Benefits[3]	Other Short-Term Benefits[4]	Superannuation Benefits[5]	Long Service Leave	Restricted Shares[6]	Share Rights[78]	Total[9]
Name	$	$	$	$	$	$	$	$	$
Managing Director & Chief Executive Officer

Brian Hartzer

2017	2,665,249	1,490,730	19,494	-	41,226	40,697	1,287,590	1,136,724	6,681,710
2016	2,774,879	1,302,710	21,349	-	36,522	40,722	1,128,139	1,447,696	6,752,017

Current Group Executives

Lyn Cobley, Chief Executive, Westpac Institutional Bank
2017	1,089,650	640,000	4,014	-	37,818	16,995	767,014	591,601	3,147,092
2016	1,097,409	492,500	1,850	-	27,480	17,005	977,182	307,514	2,920,940

Brad Cooper, Chief Executive Officer, BT Financial Group
2017	1,064,384	792,500	2,924	-	39,503	(41,160)	754,634	347,391	2,960,176
2016	1,060,435	735,000	4,089	-	36,727	16,730	831,388	800,145	3,484,514

Dave Curran, Chief Information Officer
2017	941,632	552,500	4,014	-	28,451	14,424	487,089	404,406	2,432,516
2016	914,905	467,500	4,089	-	25,921	14,424	428,244	461,898	2,316,981

George Frazis, Chief Executive, Consumer Bank
2017	1,127,559	872,500	4,014	-	40,509	17,419	842,782	401,563	3,306,346
2016	1,131,541	815,000	3,039	-	37,090	17,451	925,520	591,094	3,520,735

Alexandra Holcomb, Chief Risk Officer
2017	950,564	532,500	2,924	-	39,645	4,669	520,145	386,131	2,436,578
2016	949,671	492,500	3,039	-	36,936	16,199	587,415	566,909	2,652,669

Peter King, Chief Financial Officer
2017	1,047,360	615,000	4,014	-	34,421	16,485	537,796	405,875	2,660,951
2016	1,041,344	545,000	4,089	-	31,072	48,728	499,345	661,789	2,831,367

Rebecca Lim, Group General Counsel & Chief Compliance Officer
2017	756,722	412,500	3,512	-	28,201	45,641	425,776	206,069	1,878,421

David Lindberg, Chief Executive, Business Bank
2017	928,528	532,500	11,901	-	27,244	18,507	453,174	398,655	2,370,509
2016	880,296	477,500	17,070	-	23,103	15,069	403,624	464,140	2,280,802

David McLean, Chief Executive Officer, Westpac New Zealand Limited
2017	736,628	412,570	39,739	-	76,082	-	39	837,360	2,102,418
2016	760,848	363,050	33,753	-	76,093	-	14,322	932,957	2,181,023

Christine Parker, Group Executive, Human Resources, Corporate Affairs & Sustainability
2017	824,006	517,500	4,604	-	26,643	(3,479)	464,335	260,141	2,093,750
2016	849,556	450,000	4,650	-	24,279	(5,013)	518,374	558,680	2,400,526

Gary Thursby, Group Executive, Strategy & Enterprise Services
2017	820,262	485,000	2,924	-	29,819	12,642	372,119	225,354	1,948,120

Former Group Executive

Philip Coffey, Deputy Chief Executive Officer[10]
2017	844,753	457,500	3,053	-	28,654	13,750	780,444	2,811,904	4,940,058
2016	1,289,796	597,500	4,105	-	41,497	20,678	766,988	913,187	3,633,751

1      Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc., and any associated fringe benefits tax (FBT)) and an accrual for annual leave entitlements.

2      2017 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2017. STI awards are paid in the December pay cycle.

3      Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

4      Includes payments on cessation of employment or other contracted amounts.

5      The CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

6      The value of restricted shares is amortised over the applicable vesting period and the amount shown is the amortisation relating to the 2017 reporting year (and 2016 year as comparison). See footnote 10 for the treatment of Philip Coffey’s equity.

74	2017 Westpac Group Annual Report

Directors’ report

7           Equity-settled remuneration is based on the amortisation over the vesting period (normally three or four years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2017. Details of prior years’ grants have been disclosed in previous Annual Reports. The value for David McLean includes 53% attributed to deferred STI. See footnote 10 for the treatment of Philip Coffey’s equity.

8           The expensed value of the December 2015 LTI EPS hurdled rights has been reduced to 0% and the expensed value of the December 2016 LTI EPS hurdled rights and 2017 LTI ROE hurdled rights have been reduced to 50%. This reflects the Board’s current assessment of the probability of the threshold ROE (2017 grant) or EPS hurdles (2015 and 2016 grants) being met and share rights vesting over time. See footnote 10 for the treatment of Philip Coffey’s equity.

9           The percentage of the total remuneration which is performance related (i.e. STI cash plus share-based payments) was: Brian Hartzer 59%, Lyn Cobley 64%, Philip Coffey 82%, Brad Cooper 64%, Dave Curran 59%, George Frazis 64%, Alexandra Holcomb 59%, Peter King 59%, Rebecca Lim 56%, David Lindberg 58%, David McLean 59%, Christine Parker 59% and Gary Thursby 56%. The percentage of total remuneration delivered in the form of options (including share rights) was: Brian Hartzer 17%, Lyn Cobley 19%, Philip Coffey 57%, Brad Cooper 12%, Dave Curran 17%, George Frazis 12%, Alexandra Holcomb 16%, Peter King 15%, Rebecca Lim 11%, David Lindberg 17%, David McLean 40%, Christine Parker 12% and Gary Thursby 12%.

10       Refer Section 1 of the Report for details. The share based payment values for Philip Coffey reflect the accruals for all unvested equity granted for the entire period up to the end of each performance period. For example, the 2017 LTI will include the accrual for four years until the vesting date in lieu of a single year accrual value for 2017. While the full value is being accrued for all unvested equity held by Philip Coffey, the awards may or may not vest subject to the relevant performance hurdles.

2017 Westpac Group Annual Report	75

7.3. Movement in equity-settled instruments during this year

This table shows the details of movements during 2017 in the number and value of equity instruments for the CEO and Group Executives under the relevant plans:

Name	Type of Equity-Based Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $
Managing Director & Chief Executive Officer
Brian Hartzer	CEO Performance share rights	211,548	-	-	4,226,729	-	-
	Performance share rights	-	-	-	-	-	2,610,944
	Shares under the CEO Restricted Share Plan	40,444	19,746	-	1,302,187	-	-
	Shares under Restricted Share Plan	-	12,075	-	-	-	-

Current Group Executives
Lyn Cobley	Performance share rights	88,368	-	-	1,693,573	-	-
	Shares under Restricted Share Plan	15,290	16,696	-	492,296	-	-

Brad Cooper	Performance share rights	87,866	-	-	1,683,952	-	1,350,495
	Shares under Restricted Share Plan	22,819	24,599	-	734,710	-	-

Dave Curran	Performance share rights	74,978	-	-	1,436,953	-	-
	Shares under Restricted Share Plan	14,514	8,675	-	467,311	-	-

George Frazis	Performance share rights	83,682	-	-	1,603,766	-	990,344
	Shares under Restricted Share Plan	25,302	26,773	-	814,655	-	-

Alexandra Holcomb	Performance share rights	78,994	-	-	1,513,920	-	450,134
	Performance options	-	-	38,847	-	65,509	-
	Shares under Restricted Share Plan	15,290	19,268	-	492,296	-	-

Peter King	Performance share rights	85,690	-	-	1,642,249	-	270,075
	Shares under Restricted Share Plan	16,920	13,755	-	544,778	-	-

Rebecca Lim	Performance share rights	58,576	-	-	1,122,609	-	252,066
	Shares under Restricted Share Plan	7,619	8,433	-	245,311	-	-

David Lindberg	Performance share rights	76,316	-	-	1,462,596	-	405,142
	Shares under Restricted Share Plan	14,824	11,849	-	477,292	-	-

David McLean	Performance share rights	67,094	-	-	1,285,857	-	-
	Unhurdled share rights	12,332	14,623	-	356,629	-	-
	Shares under Restricted Share Plan	-	1,327	-	-	-	-

Christine Parker	Performance share rights	62,760	-	-	1,202,795	-	630,225
	Shares under Restricted Share Plan	13,970	15,350	-	449,796	-	-

Gary Thursby	Performance share rights	58,576	-	-	1,122,609	-	351,085
	Shares under Restricted Share Plan	11,176	11,609	-	359,837	-	-

Former Group Executive
Philip Coffey	Performance share rights	107,112	-	-	2,052,801	-	1,503,554
	Shares under Restricted Share Plan	18,550	23,273	-	597,259	-	-

[1]

No performance options were granted in 2017. Deferred STI in the form of restricted shares or unhurdled share rights (David McLean) are awarded in December. David McLean’s unhurdled deferred STI share rights allocated in December 2016 were allocated at a fair value of $30.28 (rights vesting on 1 October 2017) and $28.47 (rights vesting on 1 October 2018).

[2]	No hurdled share rights granted in 2013 vested in October 2016 as assessed against the TSR and EPS performance hurdles.

[3]

Vested options and share rights that were awarded prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. Vested rights awarded between October 2009 and July 2015 are automatically exercised at vesting. Vested rights granted after July 2015 may be exercised at will up to a maximum of 15 years from their commencement date. For each share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

76	2017 Westpac Group Annual Report

Directors’ report

[4]

For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of LTI grants made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day VWAP of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed CEO and Group Executives in 2017, do not reconcile with the amount shown in the table in Section 7.2 of this Report, which shows the amount amortised in the current year of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

[5]

The value of each option or share right exercised or lapsed is calculated based on the five day volume weighted average price of Westpac ordinary shares on the ASX on the date of exercise (or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day VWAP of Westpac ordinary shares, the value has been calculated as nil.

[6]	Apart from equity instruments referred to in this section, no other equity instruments granted in prior years vested and none were forfeited during the financial year.

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to the CEO and Group Executives during 2017 calculated in accordance with AASB 2 (Share-based Payment) and is used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair

		Performance			Commencement		Value[2] per

Equity Instrument	Granted to	Hurdle	Grant Date	Date[1]	Test Date	Expiry	Instrument
CEO Long-Term Incentive Plan	Brian Hartzer	TSR Index	9 December 2016	1 October 2016	1 October 2020	1 October 2031	$14.09
		ROE	9 December 2016	1 October 2016	1 October 2019	1 October 2031	$25.87
Westpac Long-Term Incentive Plan	All Group Executives	TSR Index	1 December 2016	1 October 2016	1 October 2020	1 October 2031	$13.33
		ROE	1 December 2016	1 October 2016	1 October 2019	1 October 2031	$25.00

[1]	The commencement date is the start of the performance period.

[2]

The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of AASB 2 (Share-based Payment). The fair value of rights with ROE hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods which for the rights valued at $25.00 is four years to the 1 October 2019 vesting date. For the purpose of allocating rights with ROE hurdles, the valuation also takes into account the average ROE outcome using a Monte Carlo simulation model. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

7.4. Movement in equity-settled instruments during this year

Equity holdings

The following table sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20171:

Name	Number Held at Start of the Year	Other Changes During the Year	Number Held at End of the Year

Current Non-executive Directors
Lindsay Maxsted	19,550	1,217	20,767
Nerida Caesar[2]	n/a	-	-
Ewen Crouch[3]	40,245	19	40,264
Alison Deans	9,392	-	9,392
Craig Dunn	8,869	-	8,869
Robert Elstone	11,384	712	12,096
Peter Hawkins[4]	15,880	-	15,880
Peter Marriott	20,870	-	20,870

Former Non-executive Director
Elizabeth Bryan[2]	27,967	-	n/a

[1]	None of these share interests include non-beneficially held shares.

[2]	The information relates to the period these individuals were Non-executive Directors. Refer Section 1 for details.

[3]	In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.

[4]

In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 1,370 Convertible Preference Shares, 850 Westpac Capital Notes 3 and 882 Westpac Capital Notes 4 at year end.

2017 Westpac Group Annual Report	77

7.5. Details of Westpac equity holdings of Executive Key Management Personnel

The following table sets out details of Westpac equity held by the CEO and Group Executives (including their related parties) for the year ended 30 September 20171:

Name	Type of Equity-based Instrument	Number Held at Start of the Year	Number Granted During the Year as Remuneration	Received on Exercise and/or Exercised During the Year	Number Lapsed During the Year	Other Changes During the Year	Number Held at End of the Year	Number Vested and Exercisable at End of the Year

Managing Director & Chief Executive Officer
Brian Hartzer	Ordinary shares	53,722	40,444	-	-	(16,739)	77,427	-
	CEO Performance share rights	323,615	211,548	-	-	-	535,163	-
	Performance share rights	215,375	-	-	(85,828)	-	129,547	-

Current Group Executives
Lyn Cobley	Ordinary shares	56,360	15,290	-	-	-	71,650	-
	Performance share rights	90,914	88,368	-	-	-	179,282	-

Brad Cooper	Ordinary shares	83,973	22,819	-	-	-	106,792	-
	Performance share rights	272,648	87,866	-	(44,394)	-	316,120	-

Dave Curran	Ordinary shares	17,350	14,514	-	-	-	31,864	-
	Performance share rights	135,898	74,978	-	-	-	210,876	-

George Frazis	Ordinary shares	136,267	25,302	-	-	(90,000)	71,569	-
	Performance share rights	207,708	83,682	-	(32,555)	-	258,835	-

Alexandra Holcomb	Ordinary shares	27,188	15,290	38,847	-	(58,115)	23,210	-
	Performance options	38,847	-	(38,847)	-	-	-	-
	Performance share rights	178,733	78,994	-	(14,797)	-	242,930	-

Peter King	Ordinary shares	61,323	16,920	-	-	-	78,243	-
	Performance share rights	192,804	85,690	-	(8,878)	-	269,616	-

Rebecca Lim	Ordinary shares	27,084	7,619	-	-	(8,433)	26,270	-
	Performance share rights	51,228	58,576	-	(8,286)	-	101,518	-

David Lindberg	Ordinary shares	41,202	14,824	-	-	(8,000)	48,026	-
	Performance share rights	133,486	76,316	-	(13,318)	-	196,484	-

David McLean	Ordinary shares	9,613	-	-	-	-	9,613	-
	Performance share rights	102,608	67,094	-	-	-	169,702	2,148
	Unhurdled share rights	30,504	12,332	-	-	-	42,836	19,770

Christine Parker	Ordinary shares	23,408	13,970	-	-	(15,350)	22,028	-
	Performance share rights	177,182	62,760	-	(20,717)	-	219,225	-

Gary Thursby	Ordinary shares	65,853	11,176	-	-	-	77,029	-
	Performance share rights	65,601	58,576	-	(11,541)	-	112,636	-

Former Group Executive
Philip Coffey[2]	Ordinary shares	350,253	18,550	-	-	(100,076)	n/a	-
	Performance share rights	314,438	107,112	-	(50,313)	-	n/a	-

[1]	The highest number of shares held by an individual in the table is 0.0031% of total Westpac ordinary shares outstanding as at 30 September 2017.

[2]	The information relates to the period the individual was a Key Management Personnel. Refer Section 1 for details.

78	2017 Westpac Group Annual Report

Directors’ report

7.6. Loans to Non-executive Directors and Executive Key Management Personnel disclosures

All financial instrument transactions that occurred during the financial year between Directors or Executive KMP and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Non-executive Directors and Executive KMP (including their related parties) of the Group:

	Balance at Start of the Year[1,2] $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Number in Group at End of the Year
Non-executive Directors	3,932,987	163,646	-	3,199,593	2
Executive KMP	14,912,791	575,820	-	12,090,727	7
	18,845,778	739,466	-	15,290,320	9

[1]	Some opening balances have been restated to include additional individual loans.

[2]	Opening balances are reflective of changes to Key Management Personnel effective from 1 October 2016.

Individuals (including their related parties) with loans above $100,000 during the 2017 financial year:

	Balance at Start of the Year[1,2] $	Interest Paid and Payable for the Year $	Interest Not Charged During the Year $	Balance at End of the Year $	Highest Indebtedness during the Year $
Directors
Lindsay Maxsted	2,598,160	111,846	-	2,061,911	2,971,831
Ewen Crouch	1,334,827	51,800	-	1,137,682	1,516,138

Executive KMP
Brian Hartzer	106,748	6,544	-	83,617	191,366
Philip Coffey[3]	2,394,000	78,148	-	n/a	2,399,831
Brad Cooper	867,571	73,943	-	2,037,998	2,058,343
Alexandra Holcomb	3,665,374	183,799	-	4,114,727	4,122,365
Rebecca Lim	2,856,283	18,096	-	711,642	2,863,432
David McLean	475,551	24,414	-	534,828	597,442
Christine Parker	2,619,094	111,610	-	2,647,386	2,776,565
Gary Thursby	1,928,170	79,266	-	1,960,529	2,088,080

[1]	Some opening balances have been restated to include additional individual loans.

[2]	Opening balances are reflective of changes to Key Management Personnel effective from 1 October 2016.

[3]	The information relates to the period the individual was a Key Management Personnel. Refer Section 1 of this Report for details.

2017 Westpac Group Annual Report	79

11. Auditor

a)      Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2017, I declare that, to the best of my knowledge and belief, there have been:

a.              no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.              no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Lona Mathis Partner PricewaterhouseCoopers	Sydney 6 November 2017

PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

80	2017 Westpac Group Annual Report

Directors’ report

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2016 and 2017 financial years are set out in Note 39 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $6 million in total (2016 $8.1 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2017 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

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

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 6 November 2017	Brian Hartzer Managing Director & Chief Executive Officer 6 November 2017

2017 Westpac Group Annual Report	81

This page is intentionally left blank

82	2017 Westpac Group Annual Report

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Westpac’s approach to sustainability

Other Westpac business information

Five year summary[1]

(in $m unless otherwise indicated)	2017	2016	2015	2014	2013
Income statements for the years ended 30 September[2]
Net interest income	15,516	15,148	14,267	13,542	12,821
Non-interest income	6,286	5,837	7,375	6,395	5,774
Net operating income before operating expenses and impairment charges	21,802	20,985	21,642	19,937	18,595
Operating expenses	(9,434)	(9,217)	(9,473)	(8,547)	(7,976)
Impairment charges	(853)	(1,124)	(753)	(650)	(847)
Profit before income tax	11,515	10,644	11,416	10,740	9,772
Income tax expense	(3,518)	(3,184)	(3,348)	(3,115)	(2,947)
Profit attributable to non-controlling interests	(7)	(15)	(56)	(64)	(74)
Net profit attributable to owners of Westpac
Banking Corporation	7,990	7,445	8,012	7,561	6,751
Balance sheet as at 30 September[2]
Loans	684,919	661,926	623,316	580,343	536,164
Other assets	166,956	177,276	188,840	190,499	164,933
Total assets	851,875	839,202	812,156	770,842	701,097
Deposits and other borrowings	533,591	513,071	475,328	460,822	424,482
Debt issues	168,356	169,902	171,054	152,251	144,133
Loan capital	17,666	15,805	13,840	10,858	9,330
Other liabilities	70,920	82,243	98,019	97,574	75,615
Total liabilities	790,533	781,021	758,241	721,505	653,560
Total shareholders’ equity and non-controlling interests	61,342	58,181	53,915	49,337	47,537
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	188	188	187	182	174
Special dividends per ordinary share (cents)	-	-	-	-	20
Dividend payout ratio (%)[3]	79.28	84.19	73.39	74.68	79.71
Return on average ordinary equity (%)	13.65	13.32	16.23	16.27	15.22
Basic earnings per share (cents)	238.0	224.6	255.0	242.5	217.2
Net tangible assets per ordinary share ($)[4]	14.66	13.90	13.02	11.51	11.02
Share price ($):
High	35.39	33.74	40.07	35.99	34.79
Low	28.92	27.57	29.10	30.00	24.23
Close	31.92	29.51	29.70	32.14	32.73
Business performance
Operating expenses to operating income ratio (%)	43.27	43.92	43.77	42.87	42.89
Net interest margin (%)	2.06	2.10	2.09	2.09	2.14
Capital adequacy
Total equity to total assets (%)	7.2	6.9	6.6	6.4	6.8
Total equity to total average assets (%)	7.1	6.9	6.8	6.7	6.9
APRA Basel III:
Common equity Tier 1 (%)	10.56	9.48	9.50	8.97	9.10
Tier 1 ratio (%)	12.66	11.17	11.38	10.56	10.65
Total capital ratio (%)	14.82	13.11	13.26	12.28	12.25
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	1.29	1.79	1.80	2.49	4.08
Total provisions for impairment on loans and credit commitments to total loans (basis points)	45	54	53	60	73
Other information
Full time equivalent employees (number at financial year end)[5]	35,096	35,580	35,484	36,596	35,894

1            Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2            The above income statement extracts for 2017, 2016 and 2015 and balance sheet extracts for 2017 and 2016 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2014 and 2013 and balance sheet extracts for 2015, 2014 and 2013 are derived from financial statements previously published.

3            Excludes special dividends and adjusted for Treasury shares.

4            Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.

5            Full-time equivalent employees includes full-time, pro-rata part-time, overtime, temporary and contract staff.

84	2017 Westpac Group Annual Report

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

▪                  regulatory investigations, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

▪                  internal and external events which may adversely impact Westpac’s reputation;

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

▪                  changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

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

▪                  the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

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

2017 Westpac Group Annual Report	85

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2017 and 30 September 2016 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2017, 2016 and 2015 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2017 is referred to as 2017 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7840, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Friday, 29 September 2017. The Australian dollar equivalent of New Zealand dollars at 29 September 2017 was A$1.00 = NZ$1.0867, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2013 to 30 September 2017.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

86	2017 Westpac Group Annual Report

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2017, 2016, 2015, 2014 and 2013 from our audited consolidated financial statements and related notes.

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

As at 30 September 2017, the fair value of trading securities and financial assets designated at fair value through profit or loss, available-for-sale securities, loans designated at fair value, life insurance assets and regulatory deposits with central banks overseas was $101,923 million (2016: $102,595 million). The value of other financial liabilities at fair value through income statement, deposits and other borrowings at fair value, debt issues at fair value and life insurance liabilities was $64,317 million (2016: $67,643 million). The fair value of outstanding derivatives was a net liability of $1,342 million (2016: $3,849 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,399 million (2016: $1,587 million) and $9 million (2016: $17 million), respectively. The fair value of financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

As at 30 September 2017, gross loans to customers were $687,785 million (2016: $665,256 million) and the provision for impairment on loans was $2,866 million (2016: $3,330 million).

2017 Westpac Group Annual Report	87

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

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2017, the carrying value of goodwill was $9,012 million (2016: $9,030 million).

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

The aggregate superannuation deficits across all our plans as at 30 September 2017 were $43 million (2016: $282 million). One plan had a superannuation surplus as at 30 September 2017 of $48 million (2016: $32 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions, non-lending losses, impairment charges on credit commitments and surplus lease space. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Refer Note 29.

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

88	2017 Westpac Group Annual Report

Review of Group operations

Income statement review

Consolidated income statement1

For the years ending 30 September	2017	2017	2016	2015	2014	2013
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	24,486	31,232	31,822	32,295	32,248	33,009
Interest expense	(12,321)	(15,716)	(16,674)	(18,028)	(18,706)	(20,188)
Net interest income	12,165	15,516	15,148	14,267	13,542	12,821
Non-interest income	4,928	6,286	5,837	7,375	6,395	5,774
Net operating income before operating expenses
and impairment charges	17,093	21,802	20,985	21,642	19,937	18,595
Operating expenses	(7,396)	(9,434)	(9,217)	(9,473)	(8,547)	(7,976)
Impairment charges	(669)	(853)	(1,124)	(753)	(650)	(847)
Profit before income tax	9,028	11,515	10,644	11,416	10,740	9,772
Income tax expense	(2,758)	(3,518)	(3,184)	(3,348)	(3,115)	(2,947)
Net profit for the year	6,270	7,997	7,460	8,068	7,625	6,825
Profit attributable to non-controlling interests	(6)	(7)	(15)	(56)	(64)	(74)
Net profit attributable to owners of Westpac
Banking Corporation	6,264	7,990	7,445	8,012	7,561	6,751
Weighted average number of ordinary shares (millions)	3,355	3,355	3,313	3,140	3,114	3,103
Basic earnings per ordinary share (cents)	186.6	238.0	224.6	255.0	242.5	217.2
Diluted earnings per share (cents)[3]	179.8	229.3	217.8	248.2	237.6	212.5
Dividends per ordinary share (cents)	147	188	188	187	182	174
Special dividends per ordinary share (cents)	-	-	-	-	-	20
Dividend payout ratio (%)[4]	79.28	79.28	84.19	73.39	74.68	79.71

[1] Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.
[2] Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7840, the noon buying rate in New York City on 29 September 2017.

[3]            Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

[4] Excludes special dividends and adjusted for Treasury shares.

Overview of performance – 2017 v 2016

Net profit attributable to owners of Westpac Banking Corporation for 2017 was $7,990 million, an increase of $545 million or 7% compared to 2016. Features of this result included a $817 million or 4% increase in net operating income before operating expenses and impairment charges, a $217 million or 2% increase in operating expenses and a $271 million or 24% decrease in impairment charges.

Net interest income increased $368 million or 2% compared to 2016, with total loan growth of 3%, primarily from Australian housing which grew 6%. Reported net interest margin decreased 4 basis points to 2.06% from higher funding costs, the impact of lower interest rates, and lower treasury earnings, partly offset by loan repricing.

Non-interest income increased $449 million or 8% compared to 2016 primarily due to a $279 million gain associated with sale of shares in BT Investment Management Limited (BTIM), a rise in trading income of $78 million and the impact of volatility in economic hedges of $140 million. These increases were partly offset by provisions for customer refunds, and lower wealth management and insurance income.

Operating expenses increased $217 million or 2% compared to 2016. The rise in operating expenses includes annual salary and rental increases, higher technology expenses related to the Group’s investment program, a rise in regulatory and compliance costs and expenses associated with the sale of shares in BTIM. These increases were partially offset by productivity benefits.

Impairment charges were $271 million lower or 24% compared to 2016. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures (TCE) at 1.05%, down 15 basis points over the year. The decrease in impairment charges was primarily due to significantly lower large individual provisions. Additional provisioning for these larger facilities was required in 2016, following the downgrade to impaired.

The effective tax rate of 30.6% in 2017 was higher than the 2016 effective tax rate of 29.9% as 2016 benefited from the finalisation of some prior period taxation matters.

2017 basic earnings per share were 238.0 cents per share compared to 224.6 cents per share in 2016.

2017 Westpac Group Annual Report	89

The Board has determined a final dividend of 94 cents per ordinary share. The full year ordinary dividends of 188 cents is unchanged over ordinary dividends declared in 2016 and a pay-out ratio of 79.3%. The full year ordinary dividend is fully franked.

The Board considered the impact of the Bank Levy on shareholders (which equated to 2 cents per share in 2017), and decided to leave the dividend unchanged.

Income statement review – 2017 v 2016

Net interest income – 2017 v 2016

$m	2017	2016	2015

Interest income	31,232	31,822	32,295
Interest expense	(15,716)	(16,674)	(18,028)
Net interest income	15,516	15,148	14,267

Increase/(decrease) in net interest income
Due to change in volume	855	1,313	878
Due to change in rate	(487)	(432)	(153)
Change in net interest income	368	881	725

Net interest income increased $368 million or 2% compared to 2016. Key features include:

▪                  4% increase in average interest-earning assets, primarily from growth in Australian housing. Third party liquid assets increased $11 billion or 13% in response to a $10 billion lower Committed Liquidity Facility (CLF), which reduced from $59 billion to $49 billion on 1 January 2017;

▪                  Group net interest margin decreased 4 basis points. Higher funding costs primarily from term deposit competition, the impact of lower interest rates and lower Treasury earnings were, partly offset by loan repricing and economic hedge volatility.

Total loans increased $23.0 billion or 3% compared to 2016. Excluding foreign currency translation impacts, total loans increased $26.0 billion or 4%.

Key features of total loan growth were:

▪                  Australian housing loans increased $23.0 billion or 6%. During the year, the Group further tightened origination standards, reduced new lending discounts and adjusted interest rates on different loan categories. Based on the APRA definition of investor lending, the Group’s investor property lending grew 6%, below the 10% cap. Fixed rate loans increased from 17% of the portfolio in 2016 to 21% in 2017;

▪                  Australian business loans increased $0.3 billion, with growth in Business Bank (BB) across SME, professional services and health, largely offset by lower institutional lending including a decline in the utilisation of mortgage warehouse facilities; and

▪                  New Zealand lending increased NZ$2.1 billion or 3%. Housing loans grew at 4% and business lending increased 1% primarily from growth in SME and agriculture. Following the Loan to Value Ratio (LVR) restrictions imposed by the RBNZ on investor property loans (with an LVR of greater than 60%), the proportion of new flows for investor property lending decreased by 9 percentage points to 22%.

Total customer deposits increased $20.1 billion or 4% compared to 2016. Excluding foreign currency translation impacts, customer deposits increased $22.3 billion or 5%.

Key features of total customer deposits growth were:

▪                  Australian customer deposits increased $23.8 billion or 6%, with above system1 growth in household deposits and growth in institutional deposits. Customers continued to direct funds to mortgage offset accounts, supporting 8% growth in Australian non-interest bearing deposits. The Group continues to focus on growing higher quality deposits in preparation for the introduction of the Net Stable Funding Ratio (NSFR) on 1 January 2018;

▪                  New Zealand customer deposits increased NZ$0.9 billion or 2%, with a 14% increase in non-interest bearing deposits from growth in business and consumer transaction accounts; and

▪                  Other overseas deposits decreased $2.6 billion or 18% due to a decline in Asian deposits.

Certificate of deposits increased $0.5 billion or 1%, with lower balances offshore more than offset by growth in Australia.

[1] Source: Australian Prudential Regulation Authority (APRA)

90	2017 Westpac Group Annual Report

Review of Group operations

Interest spread and margin – 2017 v 2016

$m	2017	2016	2015
Group
Net interest income	15,516	15,148	14,267
Average interest earning assets	752,294	721,843	683,814
Average interest earning liabilities	694,924	667,276	640,628
Average net non-interest bearing assets, liabilities and equity	57,370	54,567	43,186

Interest spread[1]	1.89%	1.91%	1.91%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.17%	0.19%	0.18%
Net interest margin[3]	2.06%	2.10%	2.09%

[1] Interest spread is the difference between the average yield on all interest earning assets and the average yield on all interest bearing liabilities.

[2]            The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average yield paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

[3] Net interest margin is calculated by dividing net interest income by average interest earning assets.

Net interest margin was 2.06% in 2017, down 4 basis points compared to 2016. Key drivers of the margin decrease were:

▪                  9 basis points increase from loan spreads primarily from the full year impact of Australian mortgage and business lending repricing in 2016 and changes to Australian mortgage rates for interest-only and investor loans during 2017. This was partly offset by broad based competition and higher short term funding costs;

▪                  5 basis points decrease from customer deposit spreads, driven by increased competition for term deposits in late 2016 and early 2017 and the impact of lower interest rates on the hedging of transaction deposits;

▪                  2 basis points decrease from higher term wholesale funding costs as the Group lengthened average tenors in preparation for the implementation of NSFR on 1 January 2018 and an increase in Additional Tier 1 and Tier 2 capital balances and the higher cost of these instruments;

▪                  1 basis point decrease from the introduction of the Bank Levy;

▪                  Capital and other decreased 2 basis points primarily from the impact of lower interest rates;

▪                  2 basis points decrease from liquidity, due to increased holdings of third party liquid assets; and

▪                  1 basis point decrease from Treasury and Markets, with lower market volatility impacting returns from interest rate risk management.

Non-interest income – 2017 v 2016

$m	2017	2016	2015

Fees and commissions	2,755	2,755	2,942
Wealth management and insurance income	1,800	1,899	2,228
Trading income	1,202	1,124	964
Other income	529	59	1,241
Non-interest income	6,286	5,837	7,375

Non-interest income was $6,286 million in 2017, an increase of $449 million or 8% compared to 2016. The increase was impacted by a number of infrequent items ($136 million), including the profit on the further sale of BTIM shares ($279 million), provisions for customer refunds and payments related to Advice and wealth products1 ($111 million) and a revaluation loss on the Group’s investments in boutique funds ($32 million). Excluding these items, non-interest income increased $313 million or 5% due to the impact of hedging New Zealand future earnings, higher Westpac Institutional Bank (WIB) markets income, increase in operating lease rental income and higher business lending fees, partly offset by lower wealth management and insurance income and a reduction in Australian credit card interchange fees.

Fees and commissions of $2,755 million in 2017 were flat compared to 2016, due to:

▪                  lower Advice income including provisions for customer refunds and payments ($55 million);

▪                  lower Australian credit card income ($39 million) primarily from lower revenue associated with rewards programs and regulatory impacts on interchange rates from 1 July 2017; partly offset by

[1]            Some of the items provided for include: payments to superannuation customers with pre-existing conditions who did not have the benefit of our improved disclosure practices and had their claims denied; payments to customers who did not receive all the benefits to which they were entitled under their ‘packaged accounts’; and refunds where ongoing advice fees were paid but we were unable to demonstrate that advice service was provided in the relevant period.

2017 Westpac Group Annual Report	91

▪                  increased business lending fees ($50 million) supported by higher line fees from business growth;

▪                  higher New Zealand credit card income ($41 million) primarily from a change to accounting treatment for credit card rewards scheme to align with Group practice; and

▪                  higher transaction fees ($15 million) from an increase in account numbers, pricing changes, and transaction volumes across the Group.

Wealth management and insurance income was $1,800 million in 2017, a decrease of $99 million or 5% compared to 2016 with:

▪                  provisions for customer refunds and payments related to wealth products ($56 million);

▪                  insurance income decreased $29 million, primarily from;

–        general insurance income reduced $32 million from higher claims, including the impact of Cyclone Debbie, partly offset by a 2% increase in net earned premiums; and

–        life insurance income was little changed (down $3 million) with higher claims partly offset by a 6% increase in net earned premiums; partly offset by

–        higher Lenders mortgage insurance (LMI) income ($6 million) related to arrangements for mortgages with an LVR >90%;

▪                  lower contribution from investments in boutique funds ($26 million); and

▪                  a decrease in funds under management (FUM) and funds under administration (FUA) income ($13 million), with the benefit from higher asset markets and positive net flows more than offset by margin compression from the transfer of legacy products to lower fee ‘MySuper’ products; partly offset by

▪                  increase in WIB wealth management income ($6 million).

Trading income was $1,202 million in 2017, an increase of $78 million or 7% compared to 2016. This was primarily driven by higher WIB markets income from an increase in risk management income across fixed income, foreign exchange and commodities and higher derivative valuation adjustments.

Other income was $529 million in 2017, an increase of $470 million compared to 2016. This result was driven by the profit on a further sale of BTIM shares ($279 million), the impact of hedging New Zealand future earnings ($140 million) and higher rental income on operating leases ($34 million) from portfolio growth.

Operating expenses – 2017 v 2016

$m	2017	2016	2015

Staff expenses	4,701	4,601	4,704
Occupancy expenses	1,073	1,032	954
Technology expenses	2,008	1,929	2,288
Other expenses	1,652	1,655	1,527
Total operating expenses	9,434	9,217	9,473
Total operating expenses to net operating income ratio	43.27%	43.92%	43.77%

Operating expenses increased $217 million or 2% compared to 2016. The key factors of the result were:

▪                  growth in regulation and compliance expenses of $84 million;

▪                  higher investment related expenses of $82 million;

▪                  separation costs related to the sale of shares in BTIM of $35 million; and

▪                  productivity benefits of $262 million largely offset growth in other operating costs.

Staff expenses were $4,701 million, an increase of $100 million or 2% compared to 2016. Annual salary increases, higher investment costs and separation costs related to the further sale of shares in BTIM were partly offset by productivity benefits, lower restructuring costs and reduced share based payments.

Occupancy expenses increased $41 million or 4% compared to 2016 due to higher expenses relating to annual rental expenses and exit costs associated with retail property consolidation and branch network optimisation.

Technology expense increased $79 million or 4% compared to 2016 largely from the completion of key elements of the Group’s investment programs. This included higher amortisation of software assets ($57 million) and higher software maintenance and licensing costs ($36 million) from programs including the Customer Service Hub, Panorama, new payment platform and systems for regulatory and compliance purposes.

92	2017 Westpac Group Annual Report

Review of Group operations

Other expenses decreased $3 million compared to 2016. The increase in regulatory and compliance costs have been mostly offset by lower outsourced operational costs. In addition, non-lending losses were $8 million lower from reduced credit card and digital fraud, which has benefitted from recent enhancements to early detection capability and additional security.

Impairment charges – 2017 v 2016

$m	2017	2016	2015
Impairment charges	853	1,124	753
Impairment charges to average gross loans (basis points)	13	17	12

Asset quality improved through 2017 with stressed assets to total committed exposures reducing 15 basis points to 1.05%. The reduction in stress mostly reflects the work-out or return to health of a number of watchlist and substandard facilities. Impaired assets were also lower, with gross impaired assets to gross loans reducing 10 basis points to 0.22%. The reduction in impaired assets principally related to the work-out or write-off of a small number of institutional facilities. Where stress in the portfolio has emerged it can mostly be traced back to the slowdown in mining investment, sectors undergoing structural change, along with a rises in delinquencies and properties in possession in these regions, particularly in Western Australia and Queensland.

The improved asset quality and the write-off of a small number of larger impaired facilities led to a reduction in provisions which were down $483 million. IAPs were $389 million lower while collectively assessed provisions were $94 million lower. Within collectively assessed provisions the economic overlay was reduced by $66 million, ending at $323 million as at 30 September 2017.

This trend of improved asset quality and work-out of existing stressed facilities has contributed to the reduction in impairment charges in 2017.

Impairment charges of $853 million were down $271 million or 24% compared to 2016.

Key movements included:

▪                  total new IAPs less write-backs and recoveries were $226 million lower than 2016. New IAPs decreased $117 million primarily due to a small number of large impairments in WIB in 2016 whereas there were only two larger facilities that migrated to impaired over 2017. This was partially offset by higher new IAPs in the Business Bank and in mortgages. 2017 also benefited from a larger number of write-backs and recoveries which were $109 million higher than 2016 as impaired facilities were worked out; and

▪                  CAPs were $45 million lower due to a $66 million reduction in the economic overlay provision and a $45 million benefit from improvement in asset quality, partially offset by a $66 million lift in write-offs principally in personal lending associated with changes to reporting of customers granted hardship assistance.

Income tax expense – 2017 v 2016

$m	2017	2016	2015
Income tax expense	3,518	3,184	3,348
Tax as a percentage of profit before income tax expense (effective tax rate)	30.55%	29.91%	29.33%

The effective tax rate of 30.6% in 2017 was higher than the 2016 effective tax rate of 29.9% as 2016 benefited from the finalisation of some prior period taxation matters. The effective tax rate above the Australian corporate tax rate of 30% reflects several Additional Tier 1 instruments whose distributions are not deductible for Australian taxation purposes.

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

Non-interest income decreased $1,538 million or 21% compared to 2015 primarily due to large infrequent items in the prior year. Infrequent items included the profit on the partial sale of BTIM and the impact of the move to equity accounting the remaining BTIM shareholding ($1,316 million), lower profit on the sale of assets ($102 million) and lower performance fees ($24 million), partly offset by the derivative valuation methodology adjustment of $122 million. Excluding these items, non-interest

[1]            2015 included the profit on the partial sale of the Group’s shareholding in BTIM of $665 million and several tax recoveries of $121 million, partially offset by higher technology expenses of $354 million and a charge of $85 million for derivative valuation methodology changes.

2017 Westpac Group Annual Report	93

income declined $218 million or 4% with reduced fees in WIB from lower activity and reduced credit cards income in Consumer Bank (CB) which included the impact of lower interchange rates.

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

Impairment charges increased $371 million or 49% compared to 2015. Overall asset quality remained sound, with stressed exposures as a percentage of TCE at 1.20% while total impaired loans to total loans were 0.32%. The increase in impairment charges was primarily due to additional provisioning following the downgrade of a small number of institutional customers to impaired in first half of 2016, a rise in write-offs in the auto finance portfolio and lower write-backs.

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

Income statement review – 2016 v 2015

Net interest income – 2016 v 2015

Net interest income increased $881 million or 6% compared to 2015. Key features include:

▪                  6% increase in average interest-earning assets, primarily from growth in Australian housing;

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

▪                  Australian business loans increased $4.7 billion or 3% primarily in the BB, with growth in SME and diversified industries and lower growth in the property segment;

▪                  New Zealand lending increased $8.7 billion or 14% with business lending increasing 17% largely due to growth in property, electricity and gas and financial services. Housing increased 12% largely in facilities with a loan to value ratio (LVR) of less than 80%; and

▪                  Other overseas loans decreased $3.4 billion or 20% mainly from a decline in trade finance in Asia as the institutional division sought to reduce lower returning assets.

Total customer deposits increased $39.5 billion or 9% compared to 2015, fully funding lending growth during the year. Excluding foreign exchange translation impacts, customer deposits increased $38.9 billion or 9%.

Key features of total customer deposit growth were:

▪                  Australian customer deposits increased $32.2 billion or 9% with above system1 growth in household deposits (term deposits up 22%) and institutional deposits largely from the State Government sector. In addition, customers continued to direct funds to mortgage offset accounts, lending to a 14% growth in Australian non-interest bearing deposits; and

▪                  New Zealand customer deposits increased $7.6 billion or 16%. Term deposits grew 27%, as customers moved funds to higher rate fixed term products in a falling interest rate environment.

Certificates of deposits declined $1.7 billion or 4%, reflecting reduced reliance on wholesale funding in this form.

Interest spread and margin – 2016 v 2015

Net interest margin was 2.10% in 2016, up 1 basis point compared to 2015. Key drivers of the margin increase were:

▪                  a 4 basis point increase from higher customer deposit spreads across term deposits, online accounts and savings deposits, partly offset by the impact of lower interest rates on transactional deposit spreads;

[1] Source: Australian Prudential Regulation Authority (APRA)

94	2017 Westpac Group Annual Report

Review of Group operations

▪                  a 2 basis point increase from assets spreads. Australian mortgage repricing, including for additional regulatory capital requirements and business lending repricing were partly offset by broad based lending competition, including continued elevated levels of global liquidity impacting institutional margins and higher short term funding costs; partly offset by

▪                  a 3 basis point decline from term wholesale funding spreads reflecting the lengthening of the average tenor in preparation for the implementation of the NSFR and investors requiring increased spreads for new issuance. This saw new issuance spreads above maturing deals; and

▪                  a 2 basis point decline from Treasury and Markets mainly due to economic hedge volatility partly offset by improved results relating to Treasury’s interest rate risk management and increased earnings from higher capital balances held centrally.

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

▪                  lower Australian credit card income ($70 million) including regulation impacts on interchange rates effective 1 November 2015; and

▪                  lower BT Financial Group (Australia)(BTFG) fees from reduced activity; partly offset by

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

▪                  lower Hastings performance fees ($24 million); and

▪                  life insurance income was flat, as net earned premium growth and repricing was offset by a rise in the number of claims which increased the claims ratio by 2% to 36%. Lapses were also higher; partly offset by

▪                  FUM/FUA income increased $21 million, or 3% from positive flows;

▪                  general insurance income grew 15% primarily from lower insurance claims related to weather events and was supported by a 2% increase in gross written premiums from growth in home and contents sales; and

▪                  LMI income increased $17 million related to the transitional arrangements with Arch Capital for the insurance of mortgages where the LVR is above 90%.

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

Operating expenses – 2016 v 2015

Operating expenses decreased $256 million or 3% compared to 2015. 2015 included $505 million of higher technology expenses related to changes to accounting treatment for technology investment spending not repeated in 2016. Excluding this item, operating expenses increased $249 million or 3%.The key factors of the result were:

▪                  higher investment related expenses of $143 million primarily due to a 20% increase in spend on Group’s investment programs; and;

▪                  growth in regulation and compliance expenses of $90 million;

▪                  higher occupancy expenses of $73 million relating to operating leases in the auto and equipment finance businesses; partly offset by

1 In 2015 changes were made to derivative valuation methodologies, which included the first time adoption of FVA to the fair value of derivatives.

2017 Westpac Group Annual Report	95

▪                  lower BTIM expenses associated with the partial sale and move to equity accounting1; and

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

[1] Refer to divisional results of BTFG for more detail.

96	2017 Westpac Group Annual Report

Review of Group operations

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2017	2017	2016	2015	2014	2013
	US$m2	A$m	A$m	A$m	A$m	A$m

Cash and balances with central banks	14,423	18,397	17,015	14,770	25,760	11,699
Receivables due from other financial institutions	5,588	7,128	9,951	9,583	7,424	11,210
Trading securities and financial assets designated at fair value and available-for-sale securities	67,451	86,034	81,833	82,287	81,933	79,100
Derivative financial instruments	18,842	24,033	32,227	48,173	41,404	28,356
Loans	536,976	684,919	661,926	623,316	580,343	536,164
Life insurance assets	8,344	10,643	14,192	13,125	11,007	13,149
All other assets	16,246	20,721	22,058	20,902	22,971	21,419
Total assets	667,870	851,875	839,202	812,156	770,842	701,097
Payables due to other financial institutions	17,175	21,907	18,209	18,731	18,636	8,836
Deposits and other borrowings	418,335	533,591	513,071	475,328	460,822	424,482
Other financial liabilities at fair value through income statement	3,180	4,056	4,752	9,226	19,236	10,302
Derivative financial instruments	19,894	25,375	36,076	48,304	39,539	32,990
Debt issues	131,991	168,356	169,902	171,054	152,251	144,133
Life insurance liabilities	7,071	9,019	12,361	11,559	9,637	11,938
All other liabilities	8,282	10,563	10,845	10,199	10,526	11,549
Total liabilities excluding loan capital	605,928	772,867	765,216	744,401	710,647	644,230
Total loan capital	13,850	17,666	15,805	13,840	10,858	9,330
Total liabilities	619,778	790,533	781,021	758,241	721,505	653,560
Net assets	48,092	61,342	58,181	53,915	49,337	47,537
Total equity attributable to owners of Westpac
Banking Corporation	48,050	61,288	58,120	53,098	48,456	46,674
Non-controlling interests	42	54	61	817	881	863
Total shareholders’ equity and non-
controlling interests	48,092	61,342	58,181	53,915	49,337	47,537
Average balances
Total assets	677,788	864,525	843,555	798,703	737,124	688,295
Loans and other receivables[3]	515,917	658,058	629,159	594,200	559,789	516,482
Total equity attributable to owners of Westpac
Banking Corporation	45,908	58,556	55,896	49,361	46,477	44,350
Non-controlling interests	16	20	575	854	862	1,972

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7840, the noon buying rate in New York City on 29 September 2017.

3           Includes interest earning balances. Other receivables include cash and balances with central banks and other interest earning assets.

2017 Westpac Group Annual Report	97

Summary of consolidated ratios

As at 30 September	2017	2017	2016	2015	2014	2013
(in $m unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$

Profitability ratios (%)
Net interest margin[2]	2.06	2.06	2.10	2.09	2.09	2.14
Return on average assets[3]	0.92	0.92	0.88	1.00	1.03	0.98
Return on average ordinary equity[4]	13.65	13.65	13.32	16.23	16.27	15.22
Return on average total equity[5]	13.64	13.64	13.18	15.96	15.97	14.57
Capital ratios (%)
Average total equity to average total assets	6.78	6.78	6.69	6.29	6.42	6.73
Common equity Tier 1	10.56	10.56	9.48	9.50	8.97	9.10
Tier 1 ratio	12.66	12.66	11.17	11.38	10.56	10.65
Total capital ratio	14.82	14.82	13.11	13.26	12.28	12.25
Earning ratios
Basic earnings per ordinary share (cents)[6]	186.6	238.0	224.6	255.0	242.5	217.2
Diluted earnings per ordinary share (cents)[7]	179.8	229.3	217.8	248.2	237.6	212.5
Dividends per ordinary share (cents)	147	188	188	187	182	174
Special dividends per ordinary share (cents)	-	-	-	-	-	20
Dividend payout ratio (%)	79.28	79.28	84.19	73.39	74.68	79.71
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,167	1,488	1,052	1,107	1,302	1,323
Impairment charges on loans written off (net of recoveries) to average loans (bps)	22	22	16	18	23	25

1           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7840, the noon buying rate in New York City on 29 September 2017.

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

6           Based on the weighted average number of fully paid ordinary shares.

7           Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

Balance sheet review

Assets – 2017 v 2016

Total assets as at 30 September 2017 were $851.9 billion, an increase of $12.7 billion or 2% compared to 30 September 2016.  Significant movements during the year included:

▪                  cash and balances with central banks increased $1.4 billion or 8% reflecting higher liquid assets;

▪                  receivables due from other financial institutions decreased $2.8 billion or 28% mainly due to reduction in collateral posted with derivative counterparties;

▪                  trading securities and financial assets designated at fair value and available-for-sale securities increased $4.2 billion or 5% in response to a CLF reduction on 1 January 2017;

▪                  derivative assets decreased $8.2 billion or 25% mainly driven by the closing out of positions via cash settlement, partly offset by movements in foreign currency translation impacts on cross currency swaps and forward contracts;

▪                  loans grew $23.0 billion or 3%. Refer to loan quality – 2017 v 2016 below for further information; and

▪                  life insurance assets decreased $3.5 billion or 25% mainly due to the deconsolidation of 16 managed funds as a result of a decline in the Group’s unit holdings.

98	2017 Westpac Group Annual Report

Review of Group operations

Liabilities and equity – 2017 v 2016

Total liabilities as at 30 September 2017 were $790.5 billion, an increase of $9.5 billion or 1% compared to 30 September 2016. Significant movements during the year included:

▪                  payables due to other financial institutions increased $3.7 billion or 20% due to increased funding of securities through repurchase agreement and interbank borrowings, partially offset by lower offshore central bank deposits;

▪                  deposits and other borrowings increased $20.5 billion or 4%;

▪                  other financial liabilities at fair value through the income statement decreased $0.7 billion or 15% reflecting reduced securities sold through repurchase agreements;

▪                  derivative liabilities decreased $10.7 billion or 30% mainly driven by the closing out of positions via cash settlement, partly offset by movements in foreign currency translation impacts on cross currency swaps and forward contracts;

▪                  debt issues decreased $1.5 billion or 1% ($1.7 billion or 1% increase excluding foreign currency translation impacts);

▪                  life insurance liabilities decreased $3.3 billion or 27% mainly due to the deconsolidation of 16 managed funds as a result of a decline in the Group’s unit holdings; and

▪                  loan capital increased $1.9 billion or 12% mainly due to issuances of $1.6 billion of USD Additional Tier 1 securities and net issuances of $0.3 billion of Tier 2 subordinated notes. During the year $2.5 billion of Tier 2 Basel III fully compliant subordinated notes were issued, mostly offset by the redemption of $2.2 billion of Tier 2 Basel III transitional subordinated notes (including foreign currency translation impacts).

Equity attributable to owners of Westpac Banking Corporation increased $3.2 billion reflecting additional retained profits less dividends paid during the period and shares issued under the 2017 interim DRP and 2016 final DRP.

Loan quality – 2017 v 2016

	As at 30 September
$m	2017	2016	2015
Total gross loans[1]	687,785	665,256	626,344
Average gross loans
Australia	588,920	562,633	526,378
New Zealand	72,269	67,686	62,508
Other overseas	12,837	15,112	15,906
Total average gross loans	674,026	645,431	604,792

1           Gross loans are stated before related provisions for impairment.

Total gross loans represented 81% of the total assets of the Group as at 30 September 2017, compared to 79% in 2016.

Australia average gross loans were $588.9 billion in 2017, an increase of $26.3 billion or 5% from $562.6 billion in 2016. This increase was primarily due to growth in housing lending.

New Zealand average gross loans were $72.3 billion in 2017, an increase of $4.6 billion or 7% from $67.7 billion in 2016. This increase was primarily due to growth in housing lending.

Other overseas average loans were $12.8 billion in 2017, a decrease of $2.3 billion or 15% from $15.1 billion in 2016. This was primarily due to a decline in Asia.

Approximately 13.1% of the loans at 30 September 2017 mature within one year and 18.9% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

2017 Westpac Group Annual Report	99

	As at 30 September
$m	2017	2016	2015	2014	2013
Impaired loans
Non-performing loans[1]:
Gross	1,142	1,851	1,593	2,030	3,249
Impairment provisions	(507)	(885)	(689)	(862)	(1,363)
Net	635	966	904	1,168	1,886
Restructured loans:
Gross	27	31	39	93	156
Impairment provisions	(12)	(16)	(16)	(44)	(56)
Net	15	15	23	49	100
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due:
Gross	373	277	263	217	195
Impairment provisions	(195)	(166)	(172)	(141)	(135)
Net	178	111	91	76	60
Net impaired loans	828	1,092	1,018	1,293	2,046
Provisions for impairment on loans and credit commitments
Individually assessed provisions	480	869	669	867	1,364
Collectively assessed provisions	2,639	2,733	2,663	2,614	2,585
Total provisions for impairment on loans and credit commitments	3,119	3,602	3,332	3,481	3,949
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	46.30%	49.42%	46.28%	44.76%	43.17%
Total impaired loans to total loans	0.22%	0.32%	0.30%	0.40%	0.67%
Total provisions for impairment on loans and credit commitments to total loans	0.45%	0.54%	0.53%	0.60%	0.73%
Total provisions for impairment on loans and credit commitments to total impaired loans	202.3%	166.8%	175.8%	148.8%	109.7%

1            Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2            Impairment provisions relating to impaired loans include IAP plus the proportion of the CAP that relate to impaired loans. The proportion of the CAP that relates to impaired loans was $234 million as at 30 September 2017 (2016: $198 million, 2015: $208 million, 2014: $180 million, 2013: $190 million). This sum is compared to the total gross impaired loans to determine this ratio.

The credit quality of the portfolio improved over 2017, with total stressed exposures to TCE remaining low. Total impaired loans as a percentage of total gross loans were 0.22% at 30 September 2017, a decrease of 0.10% from 0.32% at 30 September 2016.

At 30 September 2017, we had one impaired counterparty with exposure greater than $50 million, accounting for 5% of total impaired loans. This compares to four impaired counterparties with exposure greater than $50 million in 2016 accounting for 30% of total impaired loans. There were four impaired exposures at 30 September 2017 that were less than $50 million and greater than $20 million (2016: seven impaired exposures).

At 30 September 2017, 78% of our exposure was to either investment grade or secured consumer mortgage segment (2016: 78%, 2015: 77%, 2014: 77%) and 96% of our exposure as at 30 September 2017 was in Australia, New Zealand and the Pacific region (2016: 96%, 2015: 95%, 2014: 95%).

We believe that Westpac remains appropriately provisioned. Total impairment provisions for impaired loans to total impaired loans coverage at 46.3% at 30 September 2017 compared to 49.4% at 30 September 2016. Total provisions for impairment on loans and credit commitments to total impaired loans represented 202.3% of total impaired loans as at 30 September 2017, up from 166.8% at 30 September 2016. Total provisions for impairments on loans and credit commitments to total loans were 0.45% at 30 September 2017, down from 0.54% at 30 September 2016 (2015: 0.53%).

Group mortgage loans 90 days past due at 30 September 2017 were 0.62% of outstandings, up from 0.61% of outstandings at 30 September 2016 (2015: 0.42%).

Group other consumer loan delinquencies (including credit card and personal loan products) were 1.57% of outstandings as at 30 September 2017, an increase of 46 basis points from 1.11% of outstandings as at 30 September 2016 (2015: 1.07%).

Potential problem loans as at 30 September 2017 amounted to $1,247 million, a decrease of 13% from $1,436 million at 30 September 2016. The decrease in potential problem loans was mainly due to the upgrade of loans that were impacted by the downturn in the New Zealand dairy portfolio.

100	2017 Westpac Group Annual Report

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

Capital resources

APRA measures an ADI’s regulatory capital using three measures:

▪                  Common Equity Tier 1 Capital (CET1) comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes;

▪                  Tier 1 Capital being the sum of CET1 and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consists of certain securities not included in CET1, but which include loss absorbing characteristics; and

▪                  Total Capital being the sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain a minimum CET1 ratio of at least 4.5%, Tier 1 ratio of at least 6.0% and Total Regulatory Capital of at least 8.0%. APRA may also require ADIs, including Westpac, to meet Prudential Capital Requirements (PCRs) above the minimum capital ratios. APRA does not allow the PCRs for individual ADIs to be disclosed.

APRA also requires ADIs to hold additional CET1 buffers comprising of:

▪                  a capital conservation buffer (CCB) of 3.5%, for ADI’s designated by APRA as domestic systemically important banks (D-SIBs) (unless otherwise determined by APRA), which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and

▪                  a countercyclical buffer. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to zero for Australia and New Zealand.

Collectively, the above buffers are referred to as the “Capital Buffer”. Should the CET1 capital ratio fall within the capital buffer range, restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 Capital distributions and discretionary staff bonuses.

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

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪                  the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

▪                  consideration of both economic and regulatory capital requirements;

▪                  a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

▪                  consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

In light of APRA’s announcement on “unquestionably strong” capital on 19 July 2017, Westpac has ceased to use its preferred range of 8.75% to 9.25% as a guide to managing capital levels. Westpac will revise its preferred range for the CET1 ratio once APRA finalises its review of the capital adequacy framework. In the interim, Westpac will seek to operate with a CET1 ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

▪                  current regulatory capital minimums and the CCB, which together are the total CET1 requirement;

▪                  stress testing to calibrate an appropriate buffer against a downturn; and

▪                  quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

2017 Westpac Group Annual Report	101

Basel Capital Accord

APRA’s risk-based capital adequacy standards are generally consistent with the International Regulatory Framework for Banks, also known as Basel III, issued by the Basel Committee on Banking Supervision (BCBS), except where APRA has exercised certain discretions. On balance, the application of these discretions acts to reduce capital ratios reported under APRA’s Prudential Standards relative to the BCBS approach and to those reported in some other jurisdictions.

Westpac is accredited by APRA to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings Based approach for credit risk, the Advanced Measurement Approach (AMA) for operational risk and the internal model approach for Interest Rate Risk in the Banking Book (IRRBB).

Westpac’s Level 2 regulatory capital ratios as at 30 September are summarised in the table below. As the table summarises Westpac’s Level 2 regulatory capital structure, the capital amounts shown are not the same as the Westpac Group’s consolidated financial statements. Westpac’s Pillar 3 Report provides further details regarding Westpac’s capital structure.

$m	2017	2016

Common equity	60,520	57,235
Deductions from common equity	(17,850)	(18,360)
Total common equity after deductions	42,670	38,875
Additional Tier 1 capital	8,505	6,910
Net Tier 1 regulatory capital	51,175	45,785
Tier 2 capital	8,952	8,201
Deductions from Tier 2 capital	(217)	(218)
Total Tier 2 capital after deductions	8,735	7,983
Total regulatory capital	59,910	53,768
Credit risk	349,258	358,812
Market risk	8,094	7,861
Operational risk	31,229	33,363
Interest rate risk in the banking book	11,101	5,373
Other assets	4,553	4,644
Total risk weighted assets	404,235	410,053
Common Equity Tier 1 capital ratio	10.56%	9.48%
Additional Tier 1 capital ratio	2.10%	1.69%
Tier 1 capital ratio	12.66%	11.17%
Tier 2 capital ratio	2.16%	1.94%
Total regulatory capital ratio	14.82%	13.11%

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

102	2017 Westpac Group Annual Report

Review of Group operations

Purchase of equity securities

The following table details share repurchase activity for the year ended 30 September 2017:

			Total Number of	Maximum Number
			Ordinary Shares	(or Approximate $ Value)
	Total Number of	Average Price Paid	Purchased as	of Ordinary Shares that
	Ordinary Shares	per Ordinary Share	Part of a Publicly	May Yet Be Purchased
	Purchased	$	Announced Program	Under the Plans or Programs
Month
October (2016)	121,858	30.27	-	n/a
November (2016)	1,020,106	31.01	-	n/a
December (2016)	1,959,777	32.19	-	n/a
January (2017)	44,712	32.70	-	n/a
February (2017)	149,914	32.89	-	n/a
March (2017)	218,255	34.39	-	n/a
April (2017)	40,622	34.85	-	n/a
May (2017)	118,763	34.55	-	n/a
June (2017)	5,258	30.36	-	n/a
July (2017)	55,821	32.22	-	n/a
August (2017)	38,998	32.10	-	n/a
September (2017)	8,493	31.39	-	n/a
Total	3,782,577	32.07	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪                  to deliver to eligible employees under the Employee Share Plan (ESP): 862,912 ordinary shares;

▪                  to deliver to employees upon the exercise of options and performance share rights: 521,016 ordinary shares;

▪                  Treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 275,014 ordinary shares; and

▪                  to allocate to eligible employees under the Restricted Share Plan (RSP): 2,123,635 ordinary shares.

Refer to Note 32 to the financial statements for a discussion of Treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual obligations as at 30 September 2017:

	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
On balance sheet long-term debt[1]	24,121	56,473	40,938	20,259	141,791
Operating leases[2]	548	913	678	1,994	4,133
Total contractual cash obligations	24,669	57,386	41,616	22,253	145,924

1           Refer to Note 19 to the financial statements for details of on balance sheet long-term debt.

2           Refer to Note 30 to the financial statements for details of operating leases.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2017:

	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
Letters of credit and guarantees	8,797	2,860	1,009	2,794	15,460
Commitments to extend credit	66,663	34,523	16,906	60,351	178,443
Other	-	-	100	548	648
Total commercial commitments	75,460	37,383	18,015	63,693	194,551

1           The numbers in this table are notional amounts (refer to Note 31 to the financial statements).

2017 Westpac Group Annual Report	103

Divisional performance

Divisional performance – 2017 v 2016

Westpac reports under the following five primary customer-facing business divisions:

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

Group Businesses include Treasury, Group Technology and Core Support.

The Group has completed an update to its capital allocation framework. The update further improves the alignment of capital held by divisions with regulatory capital requirements. Divisional results have been restated for 2016 and 2015 to ensure comparability with 2017 results (refer to Note 2 to the financial statements for the disclosure of the Group’s reportable operating segments and revisions to capital allocation).

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. To calculate cash earnings, the specific adjustments to the net profit attributable to owners of Westpac Banking Corporation include both cash and non-cash items and are outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

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

Outlined below are the cash earnings adjustments to the reported result:

▪                  amortisation of intangible assets: The merger with St.George and the acquisition of select Lloyds’ Australian businesses resulted in the recognition of identifiable intangible assets. Notional identifiable intangible assets were also recognised within the carrying value of BTIM during the period this investment was equity accounted. The intangible assets recognised relate to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

▪                  acquisition, transaction and integration expenses: Costs associated with the acquisition of select Lloyds’ Australian businesses were treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

▪                  capitalised technology cost balances: Following changes to the Group’s technology and digital strategy, rapid changes in technology and evolving regulatory requirements, a number of accounting changes were introduced in 2015, including moving to an accelerated amortisation methodology for most existing assets with a useful life of greater than three years, writing off the capitalised cost of regulatory program assets where the regulatory requirements have changed and directly expensing more project costs. The expense recognised in 2015 to reduce the carrying value of impacted assets was treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations;

▪                  fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-                    the unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

104	2017 Westpac Group Annual Report

Divisional performance

-                    the unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge;

▪                  ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

▪                  Lloyds tax adjustments: Tax adjustments arising from the acquisition of Lloyds have been treated as a cash earnings adjustment in line with our treatment of Lloyds acquisition and integration costs;

▪                  sale of BTIM shares: During 2015 the Group recognised a significant gain following the partial sale of the Group’s shareholding in BTIM. This gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. During 2017 the Group recognised a gain, net of costs, following the further sell down of the Group’s shareholding in BTIM. Consistent with previous treatment this gain has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining 10% shareholding in BTIM at some future date. Any future gain or loss on the sale will similarly be excluded from the calculation of cash earnings;

▪                  Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income;

▪                  accounting reclassifications between individual line items that do not impact reported results comprise:

-                    in 2017 the Group changed the accounting treatment for Westpac New Zealand credit card rewards scheme to align with Group practice. This change has no impact on cash earnings or reported profit but it has led to the restatement of non-interest income and operating expenses, within cash earnings, in prior periods. Components of reported profit have not been changed;

-                    policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

-                    operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

2017 Westpac Group Annual Report	105

Cash earnings and assets by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2017, 2016 and 2015. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash earnings by business division

$m	2017	2016	2015

Consumer Bank	3,104	2,984	2,625
Business Bank	2,099	1,975	1,957
BT Financial Group (Australia)	771	868	906
Westpac Institutional Bank	1,304	1,106	1,357
Westpac New Zealand	916	825	863
Group Businesses	(132)	64	112
Total cash earnings	8,062	7,822	7,820

Total assets by business division

$bn	2017	2016	2015

Consumer Bank	369.5	351.5	328.6
Business Bank	161.1	156.8	149.3
BT Financial Group (Australia)	35.2	38.2	35.8
Westpac Institutional Bank	102.9	110.4	127.3
Westpac New Zealand	81.3	82.1	71.5
Group Businesses	101.9	100.2	99.7
Total assets	851.9	839.2	812.2

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

106	2017 Westpac Group Annual Report

Divisional performance

Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originator.

Financial performance

$m	2017	2016	2015

Net interest income	7,509	7,175	6,403
Non-interest income	802	850	940
Net operating income before operating expenses and impairment charges	8,311	8,025	7,343
Operating expenses	(3,337)	(3,270)	(3,113)
Impairment charges	(541)	(492)	(478)
Profit before income tax	4,433	4,263	3,752
Income tax expense	(1,329)	(1,279)	(1,127)
Cash earnings for the year	3,104	2,984	2,625
Net cash earnings adjustments	(116)	(116)	(116)
Net profit attributable to owners of Westpac Banking Corporation	2,988	2,868	2,509
	$bn	$bn	$bn
Deposits and other borrowings	191.8	180.6	168.2
Net loans	362.5	344.8	320.7
Total assets	369.5	351.5	328.6
Total operating expenses to net operating income ratio	40.15%	40.75%	42.39%

2017 v 2016

The 4% rise in cash earnings to $3,104 million, was due to balance sheet growth and disciplined expense management.

Net interest income up $334 million, 5%

▪                  mortgages growth was slightly below system[1]. The decline in other lending was in credit cards and personal loans (in line with lower system[1] balances);

▪                  the above system growth in deposits included a 9% lift in transaction account balances; and

▪                  net interest margin was 3 basis points lower primarily from higher wholesale funding and deposits costs, partly offset by some repricing and continued discipline on discounting.

Non-interest income down $48 million, 6%

▪                  decline mostly due to lower cards income (net impact of interchange fee changes, loyalty point redemption costs, and a prior year benefit not repeated) and provisions for customer refunds and payments; partly offset by;

▪                  some fee repricing and higher foreign exchange income.

Operating expenses up $67 million, 2%

▪                  higher technology and investment related costs;

▪                  a rise in regulatory and compliance spending;

▪                  increased product development and marketing costs; and

▪                  productivity benefits largely offset business as usual expense increases.

Impairment charges up $49 million, 10%

▪                  higher impairments were mostly due to an increase in mortgage IAPs for regions impacted by the slowing of the mining investment cycle and CAPs for hardship changes in the other consumer lending portfolio; and

▪                  90+ day other consumer loan delinquencies were higher mostly due to changes in the measurement and reporting of customers in hardship arrangements. Excluding hardship changes, 90+ day delinquencies improved.

For a discussion of the results of CB for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

[1] Source: RBA September 2017.

2017 Westpac Group Annual Report	107

Business Bank

Business Bank (BB) is responsible for sales and service to micro, SME and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, property finance and treasury. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

Financial performance

$m	2017	2016	2015

Net interest income	4,055	3,925	3,735
Non-interest income	1,153	1,104	1,068
Net operating income before operating expenses and impairment charges	5,208	5,029	4,803
Operating expenses	(1,839)	(1,796)	(1,731)
Impairment charges	(367)	(410)	(273)
Profit before income tax	3,002	2,823	2,799
Income tax expense	(903)	(848)	(842)
Cash earnings for the year	2,099	1,975	1,957
Net cash earnings adjustments	(10)	(10)	(10)
Net profit attributable to owners of Westpac Banking Corporation	2,089	1,965	1,947
	$bn	$bn	$bn
Deposits and other borrowings	115.3	110.6	101.8
Net loans	157.5	153.4	146.4
Total assets	161.1	156.8	149.3
Total operating expenses to net operating income ratio	35.31%	35.71%	36.04%

2017 v 2016

Cash earnings of $2,099 million was $124 million, or 6% higher than 2016 from net operating income before operating expenses and impairment charges growth of 4% and a 10% decline in impairment charges. The result was supported by increased fee income, balance sheet growth and productivity gains.

Net interest income up $130 million, 3%

▪                  lending growth of 3% was supported by growth in SME and targeted industries while commercial property lending was lower from optimising risk return profile;

▪                  a 15% rise in transaction balances supported the 4% rise in deposits. Term deposit balances declined following the migration of some customers to Private Wealth (in BTFG); and

▪                  net interest margin was little changed over the year.  Asset spreads were higher following some repricing, although these were offset by lower deposit spreads and higher wholesale funding costs.

Non-interest income up $49 million, 4%	▪ higher line fees from both portfolio growth and some repricing for facilities; and ▪ fees were also supported by the growth in transaction balances and repricing.
Operating expenses up $43 million, 2%

▪                  business as usual cost increases were largely offset by efficiency gains from digitisation of processes and streamlining in the division’s service model including specialist industry teams and more targeted handling of customer service requests; and

▪                  increased investment spending and technology costs led to most of the increase.

Impairment charges down $43 million, 10%

▪                  lower impairments were principally due to improved collections processes for auto finance. This was partly offset by increased provisions across the property, construction, mining and manufacturing sectors, particularly in Queensland; and

▪                  credit quality remains sound, with total stressed assets to TCE lower.  Auto delinquencies were higher due to the changes in hardship reporting.

For a discussion of the results of BB for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

108	2017 Westpac Group Annual Report

Divisional performance

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group providing a broad range of associated services.  BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses third parties to manufacture certain general insurance products.  In managing risk across all insurance classes the division reinsures certain risks using external providers. BTFG operates a range of wealth, funds management and financial advice brands and operates under the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

In 2017 Westpac sold down its investment in BT Investment Management Limited (BTIM) from 29% to 10%.  That sale led to a change in the way the business is accounted for from being equity accounted to being reflected as an available-for-sale investment.  The profit on sale of shares in BTIM is not included in BTFG’s cash earnings results below.

Financial performance

$m	2017	2016	2015

Net interest income	537	486	434
Non-interest income	1,744	1,908	2,192
Net operating income before operating expenses and impairment charges	2,281	2,394	2,626
Operating expenses	(1,176)	(1,160)	(1,286)
Impairment (charges)/benefit	(4)	-	4
Profit before income tax	1,101	1,234	1,344
Income tax expense	(330)	(366)	(406)
Profit attributable to non-controlling interests	-	-	(32)
Cash earnings for the year	771	868	906
Net cash earnings adjustments	160	(32)	(23)
Net profit attributable to owners of Westpac Banking Corporation	931	836	883
	$bn	$bn	$bn
Deposits and other borrowings	29.7	25.5	23.4
Net loans	20.1	18.6	17.2
Total assets	35.2	38.2	35.8
Funds Under Management (FUM)[1]	53.1	48.4	46.3
Funds Under Administration (FUA)	138.3	130.8	121.9
Total operating expenses to net operating income ratio	51.56%	48.45%	48.97%

Cash earnings

$m	2017	2016	2015

Funds management business	435	520	560
Insurance	293	309	291
Capital and other	43	39	55
Total cash earnings	771	868	906

1            FUM represents Retail which includes Annuities, Retail Investment, Retirement Products and Retail Superannuation where risk profiles are selected by investors and Investment Solutions through Advance (a multi manager of investment management companies).

2017 Westpac Group Annual Report	109

2017 v 2016

Cash earnings was 11% lower than full year 2016, impacted by a number of infrequent items totalling $129 million before tax. The cash earnings impact of infrequent items (after tax) includes provisions for customer refunds and payments ($58 million), revaluation loss on investments in boutique funds ($24 million) and lower revenue following the further sale of shares in BTIM ($10 million). The underlying business was flat over the year with volume growth partly offset by lower FUM and FUA margins, lower Advice activity levels, higher insurance claims and increased regulatory and compliance costs.

Net interest income up $51 million, 10%

▪                  balance sheet growth in Private Wealth, deposits up 16% and loans up 8%; and

▪                  net interest margin was up 13 basis points mostly due to repricing of certain mortgages and improved term deposit spreads.

Non-interest income down $164 million, 9%

▪                  Funds Management contribution was down $151 million:

-     infrequent items indicated above ($129 million);

-     advice income was lower mostly from reduced activity ($33 million); and

-     FUM and FUA revenue was higher with growth in average FUM and FUA (10% and 7% respectively) offsetting lower margins from product mix changes, including the migration to MySuper products.  FUM and FUA net flows were $4 billion for the year.

▪                  insurance income was down $26 million (or 5%);

-     general insurance income was lower ($33 million) mostly from higher claims concentrated in the first half of the year;

-     life insurance income was flat as the 10% growth in in-force premiums and improved lapses were offset by higher claims; and

-     LMI contribution was higher mostly due to the arrangements for loans with a LVR >90%.

▪     partly offsetting this was improved returns on capital mostly related to lower hedging costs.

Operating expenses up $16 million, 1%

▪     regulatory and compliance costs were $28 million higher over the year;

▪     investment related spending was up from costs associated with the launch of Panorama; and

▪     productivity benefits mostly offset these increases.

For a discussion of the results of BTFG for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

Funds management business

$m	2017	2016	2015
Net interest income	525	474	416
Non-interest income	1,183	1,334	1,663
Net operating income before operating expenses and impairment charges	1,708	1,808	2,079
Operating expenses	(1,082)	(1,067)	(1,219)
Impairment (charges)/benefit	(3)	-	4
Profit before income tax	623	741	864
Income tax expense	(188)	(221)	(272)
Profit attributable to non-controlling interests	-	-	(32)
Cash earnings for the year	435	520	560
Net cash earnings adjustments	160	(32)	(23)
Net profit attributable to owners of Westpac Banking Corporation	595	488	537
Total operating expenses to net operating income ratio	63.35%	59.02%	58.63%

Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

$m	2017	2016	2015
Net interest income	8	5	6
Non-interest income	499	525	488
Net operating income before operating expenses and impairment charges	507	530	494
Operating expenses	(92)	(88)	(79)
Profit before income tax	415	442	415
Income tax expense	(122)	(133)	(124)
Cash earnings for the year	293	309	291
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	293	309	291
Total operating expenses to net operating income ratio	18.15%	16.60%	15.99%

110	2017 Westpac Group Annual Report

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including foreign exchange and fixed interest solutions.

Financial performance

$m	2017	2016	2015
Net interest income	1,507	1,574	1,658
Non-interest income	1,706	1,536	1,578
Net operating income before operating expenses and impairment charges	3,213	3,110	3,236
Operating expenses	(1,323)	(1,347)	(1,319)
Impairment (charges)/benefit	(56)	(177)	38
Profit before income tax	1,834	1,586	1,955
Income tax expense	(523)	(473)	(590)
Profit attributable to non-controlling interests	(7)	(7)	(8)
Cash earnings for the year	1,304	1,106	1,357
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,304	1,106	1,357
	$bn	$bn	$bn
Deposits and other borrowings[1]	89.4	88.4	80.3
Net loans	74.0	73.8	76.3
Total assets	102.9	110.4	127.3
Total operating expenses to net operating income ratio	41.18%	43.31%	40.76%

1            Refers to total customer deposits in this table and excludes Certificates of Deposit.

2017 v 2016

Cash earnings of $1,304 million, was $198 million or 18% higher compared to 2016, supported by higher customer and trading income, disciplined expense management and lower impairments.

Net interest income down $67 million, 4%

▪     average loan balances were lower over the year, which contributed to lower net interest income; partly offset by

▪     7 basis points improvement in net interest margin from the run-down in lower returning assets and pricing disciplines.

Non-interest income up $170 million, 11%

▪     higher trading revenue across both fixed income and commodities;

▪     customer revenue was higher reflecting some larger customer transactions; and

▪     positive movement in derivative valuation adjustments.

Operating expenses down $24 million, 2%	▪ disciplined operating expense management, productivity initiatives and lower investment in Asia contributed to the 2% reduction in operating expenses.
Impairment charges down $121 million, 68%

▪     asset quality was sound, with the ratio of impaired assets to TCE down 26 basis points following the work-out and write-off of some larger facilities; and

▪     the lower charge was partly due to higher impairment charges in 2016 with increased provisions for the downgrade of a small number of large names.

For a discussion of the results of WIB for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

2017 Westpac Group Annual Report	111

Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also maintains its own infrastructure, including technology, operations and treasury.

Financial performance

$m	2017	2016	2015
Net interest income	1,627	1,606	1,583
Non-interest income[1]	479	482	493
Net operating income before operating expenses and impairment charges	2,106	2,088	2,076
Operating expenses[1]	(903)	(889)	(844)
Impairment (charges)/benefit	72	(54)	(44)
Profit before income tax	1,275	1,145	1,188
Income tax expense	(359)	(320)	(322)
Profit attributable to non-controlling interests	-	-	(3)
Cash earnings for the year	916	825	863
Net cash earnings adjustments	(14)	2	-
Net profit attributable to owners of Westpac Banking Corporation	902	827	863
	$bn	$bn	$bn
Deposits and other borrowings[2]	53.7	54.9	47.3
Net loans	71.1	71.7	62.8
Total assets	81.3	82.1	71.5
Funds under management[3]	7.7	7.1	5.9
Funds under administration[3]	1.6	2.0	1.8
Total operating expenses to net operating income ratio	42.88%	42.58%	40.66%

1            Comparatives have been restated for the accounting change to the Westpac New Zealand credit card rewards scheme.

(2016: $33 million, 2015: $36 million).

2            Refers to total customer deposits in this table.

3            During 2017 $0.2 billion transferred from FUA to FUM.

112	2017 Westpac Group Annual Report

Divisional performance

2017 v 2016

Cash earnings up 11% to $916 million, with an impairment benefit of $72 million, from higher write-back and recoveries.  Net operating income before operating expenses and impairment charges was up 1%, with volume growth offset by margin decline. Operating expenses were up 2% driven by investment in the division’s transformation program.

Net interest income up $21 million, 1%

▪     excluding foreign currency translation impacts, loan growth of 3% was mostly in mortgages, up 4% with business lending 1% higher;

▪     excluding foreign currency translation impacts, deposits growth of 2% was mostly in term deposits (3%) with customers preferring higher rate term products over at call accounts;

▪     net interest margin was 13 basis points lower mostly from increased deposit competition and increased wholesale funding costs, partly offset by;

▪     repricing of certain mortgages and business loans.

Non-interest income down $3 million,1%

▪     increased investment income (from a 6% increase in FUM and FUA excluding foreign currency translation impacts) and higher cards income were offset by higher insurance claims and lower banking fees following the removal of some consumer fees.

Operating expenses up $14 million, 2%

▪     the increase was principally due to costs of and investment in the division’s transformation program; and

▪     outside of this increase operating expenses were 3% lower through a range of productivity initiatives including a net reduction of 20 branches, a 3% reduction in FTE, increased self-serve adoption and the digitisation of more processes.

Impairment benefit of $72m compared to a $54 million impairment charge.

▪     asset quality remained sound with stressed assets to TCE reducing 48 basis points to 2.06%.  The decline was due to reduction of stress in the dairy sector (improving milk prices). Consumer 90+ day delinquencies were a little higher but continue to be near historical lows; and

▪     the impairment benefit reflects the work-out and write-back of a few large facilities combined with the lower levels of stress.

For a discussion of the results of Westpac New Zealand for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

2017 Westpac Group Annual Report	113

Group Businesses

This segment comprises:

▪                  Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities.  Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

▪                  Group Technology1, which comprises functions for the Australian businesses is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

▪                  Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal and human resources; and

▪                  Group Businesses also includes: earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally raised provisions.

Financial performance

$m	2017	2016	2015

Net interest income	469	582	426
Non-interest income	(32)	8	66
Net operating income before operating expenses and impairment charges	437	590	492
Operating expenses	(527)	(469)	(378)
Impairment benefits	43	9	-
Profit before income tax	(47)	130	114
Income tax (expense)/benefit	(85)	(58)	13
Profit attributable to non-controlling interests	-	(8)	(15)
Cash earnings for the year	(132)	64	112
Net cash earnings adjustments	(92)	(221)	341
Net profit attributable to owners of Westpac Banking Corporation	(224)	(157)	453

2017 v 2016

Cash earnings decreased by $196 million from lower Treasury revenue, increased expenses and a higher tax expense.

Net operating income down $153 million, 26%

▪                  net interest income decreased $113 million largely from lower Treasury revenue related to interest rate risk management; and

▪                  non-interest income decreased $40 million primarily due to the impact of exchange rate movements on the hedging of New Zealand earnings.

Operating expenses up $58 million, 12%	▪ increase in operating expenses primarily from higher expenses associated with the Group’s fintech investments and higher regulatory and compliance costs.
Impairment benefits up $34 million

▪                  impairment benefit increased $34 million due to a reduction to the centrally held economic overlay provisions, largely related to the mining sector. This reduction offsets provisions raised in divisions.

Tax and non- controlling interests up $19 million, 29%

▪                  tax and non-controlling interests increased $19 million, as 2016 benefitted from the finalisation of prior period taxation matters, and hybrid distributions (not deductible for tax purposes) were also higher in the current year.

For a discussion of the results of Group Businesses for 2016 v 2015, refer to ‘Divisional performance – 2016 v 2015’.

[1] Costs are fully allocated to other divisions in the Group.
[2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

114	2017 Westpac Group Annual Report

Divisional performance

Divisional performance – 2016 v 2015

Consumer Bank

2016 v 2015

CB increased cash earnings by $359 million or 14%.

Net interest income increased $772 million or 12% due to a 6% rise in average interest-earning assets and a 12 basis point improvement in net interest margin:

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

Impairment charges increased $14 million or 3% due to higher mortgage delinquencies including from changes in the measurement and reporting of customers in hardship arrangements and a deterioration in those states and regions impacted by the slowing mining investment cycle

Business Bank

2016 v 2015

BB cash earnings increased by $18 million or 1%.

Net interest income increased by $190 million or 5% due to a 6% rise in average interest-earning assets, partly offset by a 1 basis point decline in net interest margin:

▪                  BB has continued to focus on returns and as a result margin contraction was limited to 1 basis point. Increased funding costs and compression in lending spreads were partly offset by pricing changes across the portfolio;

▪                  net loans increased $7 billion or 5%:

-                    mortgages increased $3.4 billion or 6%;

-                    business lending increased $3.5 billion or 4%, diversified across the health, professional services and agriculture segments; and

-                    other lending increased 2% primarily from growth in auto finance; and

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

Asset quality was broadly stable over the year, however a reduction in write-backs combined with the lift in auto finance delinquencies in the first half of 2016 led to impairment charges increasing $137 million

2017 Westpac Group Annual Report	115

BT Financial Group (Australia)

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

Funds Management Business

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

116	2017 Westpac Group Annual Report

Divisional performance

Westpac Institutional Bank

2016 v 2015

WIB cash earnings decreased by $251 million or 18% due to a $215 million increase in impairment charges and a 8 basis point decline in net interest margin.

Net interest income decreased by $84 million or 5% from a $0.4 billion decrease in average interest-earning assets and a 8 basis point decline in net interest margin:

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

Asset quality remains sound and the business has maintained its focus on origination standards and portfolio diversification.  Impairments have moved to a charge of $177 million in 2016 compared to an impairment benefit of $38 million in 2015, predominantly due to increased provisions associated with the deterioration of a small number of individual names which were downgraded in first half of 2016.

Westpac New Zealand

2016 v 2015

Cash earnings decreased by $38 million or 4%.

Net interest income increased by $23 million or 1% due to a 9% rise in average interest-earning assets, partly offset by a 15 basis point decline in net interest margin:

▪                  the decline in net interest margin was principally due to:

-                    lower asset spreads due to heightened competition for mortgages and a further customer preference for lower spread fixed rate loans which now represent 77% of portfolio, up 3% from 2015;

-                    lower Treasury income;

-                    higher wholesale funding costs included increased term issuance costs and the higher costs of shorter term funding; partially offset by

-                    improved spread on deposits principally from changed interest rates on online savings accounts;

▪                  lending increased $8.9 billion or 14%:

-                    mortgages increased $4.8 billion or 12%. This growth was a little lower than the system1 as the division was more prioritised on return over growth especially in the second half of 2016; and

-                    business lending increased $4.0 billion or 18% with the key sectors of agriculture, energy and financial services contributing to the growth; and

▪                  deposits increased $7.6 billion or 16%, with growth broadly spread across the portfolio. Term deposits dominated growth as customers sought fixed returns in a falling interest rate environment and online savings deposits were repriced.

Non-interest income decreased $11 million or 2%. The decline was principally due to lower asset sales which contributed $21 million to income in 2015. This was partly offset by higher wealth and insurance income. Customers with a wealth product increased 27 basis points to 28.4%. This is reflected in FUM balances which rose 20% over the year.

Operating expenses increased $45 million or 5% mostly due to investment in the division’s transformation program, costs of relaunching the brand and higher depreciation and software amortisation.

Overall asset quality metrics remain sound, although stressed assets to TCE increased 94 basis points to 2.54% mostly reflecting additional stress in the dairy sector. Impairment charges increased $10 million due to higher stress in the dairy portfolio and a lower level of write-backs and recoveries.

[1] Source: RBNZ.

2017 Westpac Group Annual Report	117

Group Businesses

2016 v 2015

Group Businesses cash earnings decreased by $48 million or 43%.

Net interest income increased $156 million or 37% due to improved Treasury performance related to interest rate risk management and increased earnings from higher capital balances held centrally. This was partially offset by additional funding costs incurred to further strengthen the balance sheet in preparation for NSFR and lower interest rates.

Non-interest income decreased $58 million or 88% reflecting a gain on asset sale in 2015 that did not repeat.

Operating expenses increased $91 million or 24% due to an increase in restructuring costs, higher regulation and compliance costs and an increase in employee provisions.

Impairment benefit of $9 million is primarily due to a reduction in the centrally held economic overlay provision.

The effective tax rate of 45% is higher than the Group average primarily due to the impact of hybrid distributions that are non-deductible for taxation purposes.

118	2017 Westpac Group Annual Report

Risk and risk management

Risk factors

Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, reputation, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States, we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS), the China Banking Regulatory Commission (CBRC) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, including various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

The Group’s business, reputation, prospects, financial performance and financial condition could all be affected by changes to law and regulation, changes to policies and changes in the supervisory activities of our regulators.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding particularly in the areas of funding, liquidity, capital adequacy, tax, anti-money laundering and counter-terrorism financing, conduct, competition and consumer protection (including in the design and distribution of financial products), remuneration, privacy, data access, prudential regulation, anti-bribery and corruption, and economic and trade sanctions.

Regulatory changes could impact us in a number of ways. For example, new regulation could require us to have increased levels of liquidity and higher levels of, and better quality, capital and funding. Regulatory change could also result in restrictions on how we operate our business by imposing restrictions on the types of businesses we can conduct, require us or our competitors to change our business models or require us to amend our corporate structure.

If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and could impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

Regulation may also affect how we provide products and services to our customers. New laws and regulations could restrict our ability to provide products and services to certain customers (including by imposing regulatory limits on certain types of lending and on lending to certain customer segments), require us to alter our product and service offerings and restrict our ability to set prices for certain products and services. These types of changes could affect our profitability by adversely affecting our ability to maintain or increase margins and fees. This could occur because a regulation seeks to place a cap on the price of a product or service we provide, or because, in response to new regulation, we increase the price we charge for a product or service. This price increase could lead to customers seeking out alternative products or services, whether within the Group or with a competitor (including customers switching residential mortgages from interest-only to principal and interest).

There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies. For example, in December 2010, the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS continues to refine this framework, while, in July 2017, APRA took steps to implement the next wave of capital requirements for banks by clarifying its expectations for banks to hold ‘unquestionably strong’ levels of capital. In other cases, authorities in the various jurisdictions in which we operate or obtain funding may propose regulatory change for financial institutions. Examples of proposed regulatory change that could impact us include changes to accounting and reporting standards, derivatives reform and changes to tax legislation (including dividend imputation). Further details on regulatory changes that may impact Westpac (including the Basel III framework) are set out in ‘Significant developments’ in Section 1.

2017 Westpac Group Annual Report	119

Further changes may occur driven by policy, prudential or political factors. Westpac is currently operating in an environment where there is increased political scrutiny of the Australian financial services sector. This environment has served to increase the pace and scope of regulatory change. For example, as part of the Federal Government’s 2017 Budget, a series of reforms impacting the banking sector were announced, including the introduction of the Bank Executive Accountability Regime (BEAR) and a new levy on ADIs with liabilities of at least A$100 billion. Further details about the Bank Levy and BEAR are set out in ‘Significant developments’ in Section 1.

Legislation introduced in one jurisdiction may lead to other governments seeking to introduce similar legislation in their jurisdiction. This was demonstrated by the South Australian Government’s proposal to introduce a levy on the banks that are subject to the Federal Government’s Bank Levy. While it is unclear if the South Australian levy will come into effect, it is possible that other governments may attempt to introduce their own version of the Bank Levy or similar legislation in the future.

As part of the heightened political scrutiny on the financial services sector, the Australian Government, other regulators and parliamentary bodies are increasingly initiating reviews and inquiries (such as the Financial System Inquiry, the House of Representatives Standing Committee on Economics’ ongoing ‘Review of Australia’s Four Major Banks’ and the Senate Economics References Committee’s inquiry into consumer protection in the banking, insurance and financial sector, the Productivity Commission Inquiry  into Competition in the Australian Financial System and the ACCC inquiry into residential mortgage pricing). These reviews and commissions of inquiry could lead to substantial regulatory change or investigations, which could have a material impact on our business, prospects, financial performance or financial condition.

It is also possible that governments or regulators in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, our business (including by instituting macro-prudential limits on lending).  Regulators or governments may take this action for a variety of reasons, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations. Furthermore, the challenge in managing regulatory change may be heightened by multiple jurisdictions seeking to adopt a coordinated approach to the introduction of new regulations. Where these jurisdictions elect not to adopt regulation in a uniform manner across each jurisdiction, this may result in conflicts between the specific requirements of the different jurisdictions in which we operate.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Our businesses are highly regulated and we could be adversely affected by failing to comply with laws, regulations or regulatory policy

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of global regulation. Compliance risk can also arise where we interpret our regulatory obligations, compliance requirements and rights (including tax incentives) differently to our regulators or a court.

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing an investigation into the Group or taking other administrative or enforcement action against us. In addition, the failure or alleged failure of our competitors to comply with their compliance obligations could lead to increased regulatory scrutiny across the financial services sector.

In many cases, our regulators have broad administrative and enforcement powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct.

The powers exercisable by our regulators may also be expanded in the future. For example, the Australian Government has consulted on a proposal to provide ASIC with a product intervention power and has also consulted on expanding ASIC’s powers to ban individuals working in the financial services sector. Further details are set out in ‘Significant developments’ in Section 1.

Changes may also occur in the oversight approach of regulators which could result in a regulator exercising its enforcement powers rather than adopting a more consultative approach.

120	2017 Westpac Group Annual Report

Risk and risk management

In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of regulatory activity can be wide-ranging and may result in litigation, fines, penalties, reputational damage, revocation, suspension or variation of conditions of relevant regulatory licences (including potentially requiring us to change or adjust our business model) or other enforcement or administrative action or agreements (such as enforceable undertakings).

For example:

▪      In April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the BBSW in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac is defending the proceedings;

▪      On 1 March 2017, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia in relation to certain home loan responsible lending practices (including interest only lending). Westpac is defending the proceedings; and

▪      On 15 March 2017, Westpac entered into an enforceable undertaking with ASIC following ASIC’s industry-wide investigation into wholesale Spot Foreign Exchange (FX) trading activity between January 2008 and June 2013. As part of the enforceable undertaking, Westpac undertook, amongst other things, to continue to progress its program of strengthening its policies and processes in its Spot FX trading business, with input from an independent expert.

Furthermore, regulatory activity may result in Westpac being exposed to the risk of litigation brought by third parties (including through class action proceedings). The outcome of such litigation (including class action proceedings) may be payment of compensation to third parties and/or further remediation activities. In addition, action taken in one jurisdiction may prompt similar action to be taken in another jurisdiction.

During the year ended 30 September 2017, Westpac has responded to requirements, compulsory notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews, including in relation to matters involving sales practices, responsible lending, reverse mortgages, interest only loans, the provision of financial advice and ongoing advice service fees.

Regulatory investigations, litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, reputation, prospects, financial performance or financial condition.

The failure to comply with financial crime obligations could have an adverse effect on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing laws, anti-bribery and corruption laws and economic and trade sanctions laws in the jurisdictions in which it operates. These laws can be complex, and are undergoing change in a number of jurisdictions. Furthermore, in recent years there has been increased focus on compliance with these obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties).

While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations, these may not always be effective. If we fail to comply with these obligations, we could face regulatory action such as litigation, fines, penalties and the revocation, suspension or variation of licence conditions. Non-compliance could also lead to litigation commenced by third parties (including class action proceedings) and cause reputational damage. These actions could, either individually or in aggregate, adversely affect our business, reputation, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, processes, performance and behaviours.

During the full year ended 30 September 2017, we commenced a broader program to reduce complexity and resolve prior issues that have the potential to impact customers and reputation. As part of these reviews, we are strengthening our processes and controls in certain businesses and we have identified some prior instances where we are now taking action to put things right so that our customers are not at a disadvantage from certain past practices. For further information about these and other internal reviews, refer to Note 31 to the Financial Statements.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and counter-terrorism

2017 Westpac Group Annual Report	121

financing laws, anti-bribery and corruption laws, economic and trade sanctions legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made.

Westpac may incur reputational damage where one of its practices fails to meet evolving community expectations. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. A divergence between community expectations and Westpac’s practices could arise in a number of ways, including in relation to our product and services disclosure practices, the features and benefits available under our products, pricing policies and use of data. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers and other counterparties. Furthermore, the risk of reputational damage may be heightened by the increasing use of social media.

Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation brought by third parties (including class actions), require us to remediate and compensate customers and incur remediation costs or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

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

While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

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

We could suffer losses due to technology failures

The reliability, integrity and security of our information and technology is crucial in supporting our customers’ banking requirements and meeting our compliance obligations and our regulators’ expectations.

While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. If we incur a technology failure we may fail to meet a compliance obligation, which could result in a regulator commencing an investigation and/or taking administrative or enforcement action against us.

Further, in order to continue to deliver new products and services to customers and comply with our regulatory obligations, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

122	2017 Westpac Group Annual Report

Risk and risk management

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits, and credit and capital markets, to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or other impacts on entities with whom we do business.

As of 30 September 2017, approximately 30% of our total funding originated from domestic and international wholesale markets. Of this, around 62% was sourced outside Australia and New Zealand. Customer deposits provide around 62% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

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

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk management’ in Note 22 to the financial statements.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due or will nationalise parts of their economy including assets of financial institutions such as Westpac. Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, the quality of our governance, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

A downgrade or series of downgrades to our credit ratings could have an adverse effect on our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector.

2017 Westpac Group Annual Report	123

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, geopolitical instability (such as threats of or actual conflict occurring around the world) and political developments (such as Brexit). A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses and affect investors’ willingness to invest in the Group. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

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

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives. This may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates, asset prices and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default. In the event of defaults our security may be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in tax legislation (such as changes to tax rates, concessions or deductions), regulatory requirements or other buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

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

124	2017 Westpac Group Annual Report

Risk and risk management

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 22 to the financial statements.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins and fees.

Increased competition for deposits could also increase our cost of funding and lead us to seek access to other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

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

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always be effective.

If a process or control is ineffective, it could result in an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. These types of failure may also result in increased regulatory scrutiny, with a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action.

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

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business (including in the calculation of risk-weighted assets). We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model.

2017 Westpac Group Annual Report	125

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks can directly impact our reputation and result in financial losses (including through decreased demand for our products and services) which would adversely affect our financial performance or financial condition.

The Group (and individual entities within the Group) may, from time to time, be involved in legal proceedings (including class action proceedings), regulatory actions or arbitration arising from the conduct of their business. These may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects or financial condition. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately) and the Group may be required to pay money such as damages, fines, penalties or legal costs. The Group’s material contingent liabilities are described in Note 31 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

We could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. This risk can manifest itself through the poor conduct of our employees, contractors and external service providers. In addition, conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, selling products and services outside of customer target markets or a failure to adequately provide the products or services we had agreed to provide a customer. While we have policies and processes that are designed to manage poor conduct outcomes, these policies and processes may not always be effective. The failure of these policies and processes could result in financial losses and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies, frameworks and internal controls involving processes and procedures intended to identify, monitor and manage risks including liquidity risk, credit risk, equity risk, market risk (such as interest rate and foreign exchange risk), compliance risk, conduct risk, insurance risk, sustainability risk, related entity (contagion) risk and operational risk, all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified. The effectiveness of risk management frameworks is also connected to the establishment and maintenance of a sound risk management culture.

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

Climate change may have adverse effects on our business

We and our customers may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods, and droughts. These changes may directly impact us and our customers through reputational damage, environmental factors, insurance risk, and an increase in defaults in credit exposures.

Initiatives to mitigate or respond to adverse impacts of climate change may in turn impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our reputation, business, prospects, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism events) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

126	2017 Westpac Group Annual Report

Risk and risk management

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition.

Insurance risk is the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

In the life insurance business, risk arises primarily through mortality (death) and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated when pricing those risks and policy lapses.

In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for potential losses from existing events, such as those arising from natural disaster events, may not be adequate to cover actual claims that may arise.

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturn in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are not effective, this could also lead to greater risks, and more losses than anticipated.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition.

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2017, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets.

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

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary, we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives, including acquisitions of businesses. The expansion or integration of a new business, or entry into a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. In addition, we may be unable to successfully divest businesses or assets. These activities may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

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

2017 Westpac Group Annual Report	127

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

In addition, there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation. Accordingly, liability for acts or omissions by PwC Australia in Australian states or territories other than New South Wales may be limited in a manner similar to that in New South Wales. These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgement under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to extensive judicial consideration and therefore how the limitation might be applied by the courts and the effect of the limitation remain untested in a number of respects, including its effect in respect of the enforcement of foreign judgements.

128	2017 Westpac Group Annual Report

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

For further information regarding the roles and responsibilities of the BRCC and other Board committees in managing risk, refer to Westpac’s Corporate Governance Statement in Section 1.

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

For a discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Westpac’s 2017 Corporate Governance Statement and Note 22 to the financial statements.

Credit risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.

We have a framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle – origination, evaluation, approval, documentation, settlement, ongoing administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum serviceability standards and maximum loan to security value ratios. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the property or other acceptable collateral. Where we lend to higher loan to value ratios, we typically also require lenders mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a mortgage over property and/or a general security agreement over business assets. For larger corporates and institutions, we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending, we maintain loan origination and ongoing risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

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

2017 Westpac Group Annual Report	129

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2017, our exposure to consumers comprised 72% (2016: 72%, 2015: 71%) of our on-balance sheet loans and 59% (2016: 58%, 2015: 57%) of total credit commitments. At 30 September 2017, 92% (2016: 91%, 2015: 90%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

		Banks and Other	Other (Primarily		%
	Governments and	Financial	Commercial		of Total
(in $millions unless otherwise indicated)[1]	Official Institutions	Institutions	and Industrial)	Total	Assets

2017
United States	8,106	2,497	947	11,550	1.4%
2016
United States	8,288	3,831	1,351	13,470	1.6%
2015
United States	8,063	3,403	951	12,417	1.5%
Australia	2	2,237	4,438	6,677	0.8%

1    At face value.

Impaired assets among cross-border outstandings were $12 million as at 30 September 2017 (2016: $277 million, 2015: $6 million).

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

Refer to Note 22 to the financial statements for a more detailed discussion of our liquidity risk management policies.

130	2017 Westpac Group Annual Report

Risk and risk management

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2017:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 10 billion	WSNZL[1]	Euro Medium Term Note Program
USD 40 billion	WBC[2]	Global Covered Bond Program
EUR 5 billion	WSNZL[3]	Global Covered Bond Program
Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf
United States
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[1]	US Commercial Paper Program
USD 35 billion	WBC	US Medium Term Note Program
USD 15 billion	WBC (NY Branch)	US Medium Term Deposit Note Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelves
New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

[1]            Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.

[2]            Notes issued under this program are guaranteed by BNY Trust Company of Australia Limited as trustee of the Westpac Covered Bond Trust.

[3]            Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

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

Our trading activities are conducted in our Financial Markets and Treasury businesses. Financial Markets trading book activity represents dealings that encompass book running and distribution activity. Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange (FX) and credit spread risk associated with wholesale funding, liquid asset portfolios and hedging of foreign currency earnings and capital deployed offshore.

Refer to Note 22 to the financial statements for a more detailed discussion of our market risk management policies.

2017 Westpac Group Annual Report	131

The table below depicts the aggregate Value at Risk (VaR), by risk type, for traded risk for the year ended 30 September:

Consolidated and Parent Entity		2017			2016			2015
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	16.0	4.6	8.5	14.0	4.6	8.8	18.1	7.0	11.4
Foreign exchange risk	9.4	0.6	3.1	12.2	1.4	5.1	11.8	0.5	3.6
Equity risk	0.4	0.0	0.1	2.9	0.1	0.3	0.6	0.1	0.3
Commodity risk[1]	14.1	3.3	6.6	4.5	1.4	2.7	5.7	1.7	3.1
Other market risks[2]	5.1	3.5	4.2	6.0	2.6	3.6	6.7	2.9	4.6
Diversification effect	n/a	n/a	(8.6)	n/a	n/a	(8.0)	n/a	n/a	(7.2)
Net market risk	22.9	9.7	13.9	18.7	7.7	12.5	23.5	9.0	15.8

1           Includes electricity risk.

2           Include prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

The graph below compares the actual profit and loss from trading activities on a daily basis to VaR1 over the reporting period:

Traded Risk: Actual Profit and Loss vs. VaR

01 October 2016 to 30 September 2017

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

[1] Westpac estimates VaR as the potential loss in earnings from adverse market movements and is calculated over a 1 day time horizon to a 99% confidence level using 1 year of historical data.

132	2017 Westpac Group Annual Report

Risk and risk management

The Group’s Operational Risk Management Framework and Compliance Management Framework provide the basis for divisions to identify, assess, measure, manage, monitor and report on their risks. The Operational Risk Management Framework sets out the Group’s approach to managing operational risk, and is supported by a number of key Group-wide and divisional operational risk policies. The Compliance Management Framework sets out the approach of Westpac Group to managing compliance obligations and mitigating compliance risk, in order to achieve our compliance objective. This is discussed in further detail in Note 22 to the financial statements.

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

The Group has in place a Sustainability Risk Management Framework that is supported by a suite of key policies and position statements. These include the Principles for Doing Business, Responsible Investment Position Statement, Environmental, Social and Governance (ESG) Credit Risk Policy, Climate Change Position Statement and Action Plan, Human Rights Position Statement and Action Plan and sensitive sector position statements, and Responsible Sourcing Code of Conduct and Framework, many of which are publicly available. The Sustainability Risk Management Framework was reviewed and updated in 2017.

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

Insurance risk

The risk in our licensed regulated insurance entities of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims.

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

The Group has in place a Related Entity Risk Management Framework and a suite of supporting policies and procedures governing the control of dealings with, and activities that may be undertaken by, Group members. Controls include the measurement, approval and monitoring of, and limitations on, the extent of intra-group credit exposures and other forms of

2017 Westpac Group Annual Report	133

parent entity support, plus requirements related to control of Group badging, product distribution, promotional material, service-level agreements and managing potential conflicts of interest.

Reputation risk

The risk of the loss of reputation, stakeholder confidence, or public trust and standing.

Reputation risk arises where there are differences between stakeholder’s current and/or emerging perceptions, beliefs and expectations relative to our current and planned activities, performance and behaviours. It can affect the Group’s brands and businesses positively or negatively. Stakeholder perceptions can include (but are not limited to) views on financial performance, quality of products or services, quality of management, leadership and governance, history and heritage and our approach to sustainability, social responsibility and ethical behaviour.

We have a Reputation Risk Management Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting. The Reputation Risk Management Framework was reviewed and updated in 2017.

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

As at 30 September 2017, the carrying value of assets pledged for the covered bond programs for the Group was $42.1 billion (2016: $45.4 billion).

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

As at 30 September 2017, our assets securitised through a combination of privately or publicly placed issues primarily to Australian, New Zealand, European and Asian investors was $8.2 billion (2016: $9.5 billion).

Under AAS substantially all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

134	2017 Westpac Group Annual Report

Risk and risk management

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2017, we administered one significant conduit (2016: one), that was created prior to 1 February 2003, with commercial paper outstanding of $0.4 billion (2016: $0.9 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $41 million as at 30 September 2017 (2016: $97 million). The conduit is consolidated by the Group.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2017.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2017.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2017 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2017 Westpac Group Annual Report	135

Westpac’s approach to sustainability

Sustainability performance

Westpac’s approach to sustainability

The Group’s approach to operating sustainably is designed to anticipate, respond to and shape the most pressing emerging topics (issues and opportunities) that have the potential to materially impact customers, employees, suppliers, shareholders and communities. We believe that as one of Australia’s largest companies we have a role to play in helping to create positive social, economic and environmental impact, for the benefit of all. This view is embedded within our core business activities, and aligns with the priorities set out in the Group’s strategy.

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

Our sustainability principles

In line with AA1000, Westpac has adopted the Standard’s three key principles:

▪                  Involving all stakeholders in identifying topics and developing strategy – Inclusivity;

▪                  Evaluating all topics identified to determine the impact they may have on stakeholders and the Group’s operations – Sustainability materiality; and

▪                  Ensuring decisions, actions and performance, as well as communication with stakeholders, is responsive to the topics identified – Responsiveness.

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

▪                  Our Sustainability and Reputation Risk Management Frameworks – which set out how the Group manages these risks in operations, lending and investment decisions, and the supply chain provides a clear guide on roles and responsibilities within the organisation, reflecting the Group’s ‘three lines of defence’ risk management approach; and

▪                  A suite of policies that embed the principles and management requirements into day to day operations. These include internal and external sensitive sector position statements, as well as Group-wide issue-based positions.

Sustainability leadership

Leadership in sustainability is regularly acknowledged and validated by a number of third party ratings and awards. During 2017, these included:

▪                  Assessed as the most sustainable bank globally in the 2017 Dow Jones Sustainability Indices (DJSI) achieving a score of 94. This marks the fourth year in a row and 10th time that Westpac has achieved global banking sector leadership, and the 16th year in a row that Westpac has been recognised among global banking leaders;

▪                  Assigned a Gold Class ranking in the RobecoSAM Sustainability Yearbook for 2017, released in January 2017; and

▪                  Recognised as one of only ten Australian companies to achieve Leadership level in the 2017 CDP1, with a climate score of A-. This puts Westpac among the top 22% of companies globally to achieve this level.

[1] Formerly the Carbon Disclosure Project.

136	2017 Westpac Group Annual Report

Westpac’s approach to sustainability

Material sustainability topics

Westpac identifies the most material sustainability topics through regular assessments of industry trends, internal reports, information from stakeholder engagement and independent research. The table below outlines those topics considered highly material for the Group and its stakeholders, and further detailed in Westpac’s 2017 Sustainability Performance Report. Prioritisation of material topics continues to be subject to annual independent external assurance by PricewaterhouseCoopers.

Material sustainability topic		Full year responses and achievements
Customer experience, support and access	Customers’ needs are becoming more complex, and at the same time they want banking to be simpler and more efficient.

▪                  Launched a new credit card, Westpac Lite, in response to customer feedback for a simple, low rate and low limit ‘no frills’ credit card and also launched Westpac SmartPlan, an online tool to help customers manage their credit card balance and pay down their debts more easily;

▪                  Introduced a number of new products and services such as ‘Bump Savings account’ which encourages savings habits early that allows parents and children to set and track savings goals; and partnered with Mathspace to provide free access to online maths education for all Australians; and

▪                  Released a Financial Inclusion Plan outlining our vision for financial inclusion, with priority areas of crisis and hardship, understanding money and inclusive growth.

Information security and data privacy	Maintaining customer confidentiality and the security of our systems is paramount given the threat of cyberattacks and the evolving nature of technology.

▪                  Invested in new cybersecurity capability and additional dedicated resources to counter new and emerging threats;

▪                  Enhanced the resilience and security of systems to protect the privacy, confidentiality, integrity and availability of customer information and sensitive commercial data; and

▪                  Delivered cybercrime information sessions to more than 3,000 business customer across Australian capital cities.

Digital product and service transformation	Digitisation offers opportunities to improve efficiency and deliver services in new ways, including new fintech business models which we are embracing to better meet changing customer expectations.

▪                  Introduced 160 new features and enhancements across digital banking platforms, including:

–        categorisation of customers transactions into groups such as bills and payments, food and beverages etc;

–        secured and unsecured personal loan applications where existing customers can apply online, receive an instant response, accept their contract electronically and receive funds automatically 24/7.

▪                  Westpac Quick Transfer is a new function in our mobile banking app allowing customers to make transfers among their own accounts without having to log in. This was awarded a 2017 CANSTAR Innovation Excellence Award; and

▪                  Continued to incubate and partner with a number of fintech start-ups to offer new services for customers now and in the future.

Changing regulatory landscape	Supervision and regulation in jurisdictions in which Westpac operates continues to evolve, creating uncertainty in the operating environment.

▪                  Invested over $325 million during the year to enhance existing and implement new processes to comply with recent regulatory and compliance changes; and

▪                  For further detail, see Section 1 Information on Westpac.

Conduct and culture	Conduct and culture is vital for maintaining the trust of customers, shareholders and regulators.

▪                  Established a customer advocate to provide a new independent avenue of review of complaints for personal and small business customers;

▪                  Rolled out refreshed ‘Doing the Right Thing’ mandatory compliance training which aligns to our Values and includes an updated ethical awareness component;

▪                  Improved alignment of sales practices to Our Service Promise by removing all sales incentives for tellers and personal bankers are now incentivised equally for sales and service;

▪                  Updated Whistleblower Policy, increased the channels available to report matters, and established a wellbeing and quality assurance process to ensure whistleblowers receive adequate support;

▪                  Continue to actively review the design and communication of our products and services for fairness and suitability, and established Product Governance Committees in each division; and

▪                  Made progress in implementing industry reform initiatives, such as the conduct background check protocol, through our commitment to the ABA-led Better Banking Reform Program.

2017 Westpac Group Annual Report	137

Material sustainability topic		Full year responses and achievements
Governance, risk and remuneration

Clear governance practices, active management of risk, commitment to compliance, and fair remuneration in our operations, supplier and partner relationships is critical to the longevity and financial wellbeing of the Group.

▪ For further detail, see Section 1 Corporate governance and our Remuneration Report and Section 2 Risk and risk management.
Financial and economic performance	Maintaining a healthy financial performance and strong balance sheet is vital to the Group’s long term sustainability.

▪                  Delivered another sound performance with a cash return on equity of 13.8% supported by disciplined business growth and well managed margins;

▪                  Strengthened the balance sheet meeting APRA’s ‘unquestionably strong’ capital benchmark capital ratio of 10.5%.  On track for the implementation of the Net Stable Funding Ratio on 1 January 2018; and

▪                  Asset quality has improved with level of stressed assets decreasing over the year.

Climate change transition and opportunities

As a major financial institution, Westpac has an important role to play in supporting the transition to a sustainable economy model aligned to a two degree economy, meaning the Australian economy reaches net zero emissions by 2050.

▪                  Informed by our climate scenario analysis completed in 2016, developed the next phase of actions we are taking over the short, medium and long term demonstrating our commitment to operate consistent with limiting global warming to less than two degrees Celsius;

▪                  Issued the first offshore foreign currency Climate Bond by an Australian bank, and published the first Westpac Climate Bond Impact Report;

▪                  Announced new targets to increase lending and facilitate climate change solutions; and

▪                  Continued to report climate related disclosures in our annual Sustainability Performance Report and commenced alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Value chain sustainability risks

We actively manage a range of sustainability risks (including climate change and human rights) in our value chain through our lending to customers, our investments in funds, and through our supply chain.

▪                  Continued to apply the Group’s Sustainability Risk Management Framework to the identification, assessment and management of sustainability risks across the organisation – including to decisions related to customers and suppliers;

▪                  Refreshed and reset our Position Statement and 2020 Action Plan for both Human Rights and Climate Change and updated other position statements, including Financing Agribusiness and Providers of Payday Lending;

▪                  Released our Responsible Sourcing Code of Conduct and established a global Responsible Sourcing Steering Committee to oversee its application across jurisdictions; and

▪                  Released our first statement in response to the UK Modern Slavery Act requirements for large companies operating in the UK to report on the steps taken to prevent slavery and human trafficking in supply chains.

Inclusion and diversity

As the population ages and becomes more culturally diverse, Westpac needs to think creatively about how to find, develop and retain the right employees and tailor services that consider diverse customer needs.

▪                  Reached 50% women in leadership roles and exceeded 40% women in general management positions;

▪                  Indigenous employment parity was maintained, whereby the proportion of Indigenous Australians employed is 4%, reflecting the proportion of Indigenous Australians in the wider Australian population;

▪                  Hosted Australia’s first corporate LGBTIQ inclusion summit which featured a number of high profile speakers from business, sports and entertainment;

▪                  Announced our Accessibility Action Plan for 2017-2020 continuing our public commitment to enhance access and inclusion for our employees, customers and communities; and

▪                  St.George Bank became the first Australian bank to be accredited as dementia-friendly by Alzheimer’s Australia.

Talent attraction and retention	Attracting, retaining and developing the right people requires innovative recruitment strategies and working conditions to match changing employee expectations.

▪                  Launched Certificate of Executive Leadership, a professional accreditation with the Australian Graduate School of Management in Australia and the University of Auckland in New Zealand to more than 900 leaders to strengthen the leadership capabilities of our middle managers;

▪                  Introduced Motivate, our new approach to performance, development and reward to four divisions, with the remainder set to follow in 2018;

▪                  To build the skills of the future and encourage a culture of lifelong learning, LearningBank (our new learning and development platform) was extended to all employees and to Westpac Scholars through the Westpac Bicentennial Foundation; and

▪                  Conducted a Group-wide employee engagement survey which demonstrated good progress in all key areas and an overall engagement score of 79%, placing the Group in the top 25% of companies globally against the survey benchmark.

138	2017 Westpac Group Annual Report

Westpac’s approach to sustainability

Sustainability objectives

Our 2013-2017 Sustainability Strategy sets measureable objectives against the following three priority areas:

▪                  Embracing societal change: helping improve the way people work and live, as our society changes;

▪                  Environmental solutions: helping find solutions to environmental challenges; and

▪                  Better financial futures: helping customers to have a better relationship with money, for a better life.

Performance against sustainability objectives1

Priority	Objectives	Full year 2017 performance
Ensure our workforce is representative of the community

▪     Proportion of leadership roles held by women increased from 48% to 50% achieving the Group’s 2017 target;

▪     Recruited an additional 177 people who identify as Aboriginal and Torres Strait Islander peoples, bringing to 628 those recruited and exceeding our three year goal of 500 by 2017;

▪     Participation of mature aged workers (50+) is 22.2%, up from 21.5% a year ago; and

▪     Financial wellbeing of women aged 40+ as rated by the BT Financial Health Index survey remained stable.

Help improve the way people work and live, as our society changes	Extend length and quality of working lives	▪ Mean employee retirement age was 62.3 years, up compared to a year ago; and ▪ Workplace wellbeing as measured by the Work Ability Index remained within the ‘good’ range.
Anticipate the future product and service needs of ageing and culturally diverse customers

▪     Increased convenience for multi-cultural customers by enabling foreign currency accounts in core currencies to be opened via Westpac Live online banking;

▪     Introduced new Bereavement Support sites on the websites for all our major bank brands, as well as Bereavement customer guide booklets;

▪     Improved online guidance and banker training supporting bereaved customers for all four bank brands in Australia;

▪     Launched educational videos via the Westpac Davidson Institute to help new arrivals and multicultural Australians better understand Australian super, tax and the process of transferring money overseas; and

▪     Launched live stream videos via our social media platforms with tips on how Chinese students in the midst of planning their move to Australia can manage their finances.

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges

▪     Since 2013 launched nine unique products/services, including incorporation of sustainability market data into the Panorama investment platform and announced as the preferred financial partner for the Tasmanian Energy Efficiency Loan Scheme.

	Increase lending and investment in CleanTech and environmental services	▪ Increased committed exposure to the CleanTech and environmental services sector relative to 2016, taking total committed exposure to $7.0 billion, surpassing the 2017 target by 16%.
Reduce our environmental footprint

▪     Maintained carbon neutral status and achieved a reduction of more than 40% in office paper consumption since 2012;

▪     Bank of Melbourne’s 525 Collins Street branch became the first 6 Star Green Star bank branch in Victoria, reflecting leading eco-efficient practices;

▪     Achieved 2017 power usage effectiveness target of 1.6 and surpassed the 2017 energy efficiency target with 169 kWh/m2; and

▪     Recycling rates and water consumption in Sydney head offices improved to 75% and 104,866 kL respectively.

[1] All results as at 30 September 2017 except environmental footprint which is as at 30 June 2017.

2017 Westpac Group Annual Report	139

Priority	Objectives	Full year 2017 performance
Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement

▪     Lifted engagement between customers and BT Adviser View to increase transparency on quality of advice and service; and

▪     BT Advice average customer satisfaction rating was 4.91 out of 5.00 for 2017, above the target of 4.90.

Help our customers meet their financial goals in retirement

▪     The proportion of Group customers with Group superannuation was 7.5%, a decrease compared to 7.8% in 2016;

▪     Launched SuperCheck, a tool which allows our customers to find all their superannuation within 60 seconds and open an account and rollover in three clicks, in Westpac and St.George group channels; and

▪     ‘Wealth Review’ tool provided members and their families key insights into their financial position.

Increase access to financial services in the Pacific

▪     Launched Choice Wantok, an ambitious financial inclusion program in PNG as part of a joint venture between Westpac and the Pacific Financial Inclusion Program;

▪     Met 2017 target for the number of 300,000 Choice Basic banking customers in our Pacific operations ahead of schedule; and

▪     There were nearly 177,000 mobile banking activations and over 330,000 In-store transactional volumes as at 30 September 2017.

	Help people gain access to social and affordable housing and services	▪ Lent over $1.32 billion to the social and affordable housing sector, up from $1.05 billion at 30 September 2016 and short of our $2 billion 2017 target.

140	2017 Westpac Group Annual Report

Westpac’s approach to sustainability

Five year non-financial summary1

Key trends across a range of non-financial areas of performance are provided in the following five year non-financial summary.

	2017	2016	2015	2014	2013
Customer
Total customers (millions)[2]	13.8	13.4	13.1	12.8	12.2
Digitally active customers (millions)[3]	5.3	4.9	4.9	4.7	4.2
Branches[4]	1,251	1,310	1,429	1,534	1,544
Branches with 24/7 capability (%)[5]	29	27	22	15	-
ATMs	3,665	3,757	3,850	3,890	3,814
Smart ATMs (%)[6]	44	37	31	24	17
Change in consumer compliments (%) - Australia	19	38	-	-	-
Change in consumer complaints (%) - Australia	(18)	(31)	(31)	(27)	(15)
Change in consumer complaints (%) - NZ	(21)	(7)	(18)	(16)	19
Wealth customer penetration (%)[7]	17.6	19.1	19.7	20.0	18.7

Employees
Total employees (full-time equivalent)[8]	35,096	35,580	35,484	36,596	35,894
Employee voluntary attrition (%)[9]	9.6	10.6	10.6	9.8	9.8
New starter retention (%)[10]	84.7	85.5	85.3	88.0	86.7
Employee engagement index (%)[11]	79	69	-	-	-
Lost Time Injury Frequency Rate (LTIFR)[12]	0.6	0.8	0.8	1.1	1.5
Women as percentage of the total workforce (%)	58	58	59	59	60
Women in leadership (%)[13]	50	48	46	44	42

Environment
Total Scope 1 and 2 emissions - Aust and NZ (tonnes CO2-e)[14]	131,723	154,339	173,437	175,855	180,862
Total Scope 3 emissions - Aust and NZ (tonnes CO2-e)[15]	68,415	63,016	67,899	73,871	85,013
Paper consumption - Aust and NZ (tonnes)[16]	2,706	3,304	4,857	5,334	5,762

Sustainable lending and investment
CleanTech and environmental services attributable financing - Aust and NZ ($m)	6,979	6,193	6,054	7,978	6,438
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[17]	65	59	61	59	55
Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh)[18]	0.36	0.38	0.38	0.41	0.44
Finance assessed under the Equator Principles - Group ($m)[19]	891	617	1,065	851	268
Responsible investment funds under management ($m)[20]	21,881	18,723	15,017	-	-

Social impact
Community investment ($m)[21]	164	148	149	217	131
Community investment as a percentage of pre-tax profits - Group (%)	1.42	1.39	1.30	2.02	1.33
Community investment as a percentage of pre-tax operating profit (cash earnings basis)	1.41	1.32	1.33	1.99	1.28
Financial education (participants)[22]	112,263	59,596	65,538	49,812	32,577

Supply chain[23]
Number of suppliers assessed against Responsible Sourcing Code of Conduct	31	-	-	-	-
Spend with indigenous Australian suppliers - Australia ($m)[24]	2.5	1.6	1.2	-	-

2017 Westpac Group Annual Report	141

1            All data represents Group performance as at 30 September unless otherwise stated.

2            All customers with an active relationship (excludes channel only and potential relationships).

3            Unique customers who have successfully authenticated (including Quickzone) into the digital banking platforms within 90 days. Figures prior to 2016 are not comparable.

4            FY16 restated from 1,309 to 1,310.

5            Branches that allow customers to self-serve 24/7 via a range of devices that allow them to withdraw and deposit cash, coin exchange etc. (not all these services would be available at every 24/7 zone). Access determined by individual location (i.e. shopping centre opening hours may prevent 24/7 access).

6            ATMs with deposit taking functionality. Excludes old style envelope deposit machines.

7            Data based on Roy Morgan Research, respondents aged 14+; 12 month average to September. Wealth customer penetration is defined as the proportion of Australians who have a Deposit or Transaction Account, Mortgage, Personal Lending or Major Card with the Westpac Group and also have Managed Investments, Superannuation or Insurance with the Westpac Group.

8            Full-time equivalent employees include permanent (full-time and pro-rata part-time staff) employees, and temporary (overtime, temporary and contract staff) employees.

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

13        Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

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

15        Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

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

22        Total number of employees, customers and general public attending financial education courses offered by the Westpac Group during the year (including online webinars). In Australia financial education covers personal, business and social sector content inclusive of modules on financial basics, owning your home, building wealth, retirement planning, starting and growing a business and financials for non-profit organisations. New Zealand and Pacific businesses deliver locally tailored programs.

23        New metrics introduced as we implement the Group’s Responsible Sourcing Code of Conduct.

24        Annual spend with businesses that are 51% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation.

142	2017 Westpac Group Annual Report

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2017	2016	2015

Consumer Bank[1]	10,162	9,207	9,240
Business Bank	3,136	3,186	3,060
BT Financial Group (Australia)	4,175	4,153	4,045
Westpac Institutional Bank	2,682	2,693	2,846
Westpac New Zealand[2]	4,328	4,445	4,618
Group Businesses	10,613	11,896	11,675
Total Group businesses[3]	35,096	35,580	35,484

1           Consumer Bank and Group Businesses employees impacted by the transfer of customer contact centres during 2017. Prior periods were not restated

2           Comparatives have been restated for New Zealand contractors. (2016: increased by 300, 2015: increased by 243)

3           Total employees include full-time, pro-rata part time, overtime, temporary and contract staff.

2017 v 2016

Total employees decreased by 484 compared to 30 September 2016 from productivity initiatives that have streamlined and digitised processes across both technology and operations, partly offset by investment in growth and productivity initiatives and resources for compliance activities.

2016 v 2015

Total employees increased by 96 from 30 September 2015 compared to 30 September 2016 from increased resourcing to support higher investment in growth and productivity initiatives and regulation and compliance programs and additional Bank of Melbourne employees (30). These were partially offset by productivity initiatives across the Group and the sale of operations in the Solomon Islands and Vanuatu (138).

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,251 branches (2016: 1,310) as at 30 September 2017. As at 30 September 2017, we owned approximately 1.6% (2016: 1.6%) of the premises we occupied in Australia, none (2016: none) in New Zealand and 40% (2016: 40%) in the Pacific Islands. The remainder of premises are held under commercial lease with terms generally averaging three to five years. As at 30 September 2017, the carrying value of our directly owned premises and sites was approximately $95 million (2016: $102 million).

Westpac Place in the Sydney CBD is the Group’s head office. In December 2015, an Agreement for Lease was executed for 275 Kent Street, allowing for Westpac’s continued occupation of levels 1-23 until 2030, and for an earlier exit of levels 24-32 in 2024. This site is currently undergoing a refurbishment program and will have the capacity for over 6,000 staff in an agile environment upon its completion.

Westpac also occupies levels 1-28 of T2 in International Towers Sydney with a lease extended until 2030. This site has a capacity for over 6,000 personnel in an agile environment.

We continue a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George. The Kogarah office has a 2,650 seat capacity and is home to ‘The Hive’, our innovation centre. A lease commitment at this site extends to 2034 with five five-year options to extend.

In Melbourne, Westpac has occupied the majority of 150 Collins Street since October 2015 with a lease term that extends to 2026. This was Westpac’s first fully agile workspace environment with over 1,000 staff now occupying our new Melbourne Head Office.

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the eastern end of Britomart Precinct near Customs Street in Auckland, contains 24,510 square metres of office space across two buildings and has a capacity of approximately 2,110 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

Significant long term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

2017 Westpac Group Annual Report	143

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

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2017 and 2016 is provided in Note 39 to the financial statements.

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

During the year ended 30 September 2017, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

144	2017 Westpac Group Annual Report

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements

Note 1       Financial statements preparation

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

Directors’ declaration

Management’s report on internal control over financial reporting

Independent auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2017	2016	2015	2017	2016

Interest income	3	31,232	31,822	32,295	30,865	31,803
Interest expense	3	(15,716)	(16,674)	(18,028)	(17,765)	(19,182)
Net interest income		15,516	15,148	14,267	13,100	12,621
Non-interest income	4	6,286	5,837	7,375	6,131	4,617
Net operating income before operating expenses and impairment charges		21,802	20,985	21,642	19,231	17,238
Operating expenses	5	(9,434)	(9,217)	(9,473)	(7,898)	(7,572)
Impairment charges	6	(853)	(1,124)	(753)	(870)	(922)
Profit before income tax		11,515	10,644	11,416	10,463	8,744
Income tax expense	7	(3,518)	(3,184)	(3,348)	(2,620)	(2,437)
Net profit for the year		7,997	7,460	8,068	7,843	6,307
Profit attributable to non-controlling interests		(7)	(15)	(56)	-	-
Net profit attributable to owners of Westpac Banking Corporation		7,990	7,445	8,012	7,843	6,307

Earnings per share (cents)
Basic	8	238.0	224.6	255.0
Diluted	8	229.3	217.8	248.2

The above income statements should be read in conjunction with the accompanying notes.

146	2017 Westpac Group Annual Report

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Net profit for the year	7,997	7,460	8,068	7,843	6,307
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	75	56	(148)	88	71
Transferred to income statements	(3)	(8)	(73)	(3)	(1)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(91)	(304)	(59)	(42)	(193)
Transferred to income statements	115	21	(131)	19	(106)
Exchange differences on translation of foreign operations	(116)	(238)	15	(77)	(105)
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	(18)	(13)	67	(25)	(19)
Cash flow hedging reserve	(6)	85	54	7	90
Share of associates’ other comprehensive income:
Recognised in equity (net of tax)	3	(17)	5	-	-
Transferred to income statements	9	-	-	-	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(164)	(54)	160	(164)	(54)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	190	(47)	111	182	(42)
Other comprehensive income for the year (net of tax)	(6)	(519)	1	(15)	(359)
Total comprehensive income for the year	7,991	6,941	8,069	7,828	5,948
Attributable to:
Owners of Westpac Banking Corporation	7,984	6,926	8,013	7,828	5,948
Non-controlling interests	7	15	56	-	-
Total comprehensive income for the year	7,991	6,941	8,069	7,828	5,948

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2017 Westpac Group Annual Report	147

Balance Sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2017	2016	2017	2016

Assets
Cash and balances with central banks	41	18,397	17,015	16,405	15,186
Receivables due from other financial institutions	10	7,128	9,951	6,357	8,325
Trading securities and financial assets designated at fair value	11	25,324	21,168	22,946	18,562
Derivative financial instruments	21	24,033	32,227	23,823	32,090
Available-for-sale securities	12	60,710	60,665	55,800	56,161
Loans	13	684,919	661,926	606,237	579,739
Life insurance assets	15	10,643	14,192	-	-
Regulatory deposits with central banks overseas		1,048	1,390	945	1,269
Due from subsidiaries		-	-	142,455	143,549
Investment in subsidiaries		-	-	3,975	4,622
Investment in associates	35	60	726	46	-
Property and equipment		1,487	1,737	1,250	1,458
Deferred tax assets[1]	7	1,112	1,351	1,053	1,399
Intangible assets[1]	26	11,652	11,721	9,259	9,305
Other assets	27	5,362	5,133	4,318	4,055
Total assets		851,875	839,202	894,869	875,720
Liabilities
Payables due to other financial institutions	16	21,907	18,209	21,775	18,141
Deposits and other borrowings	17	533,591	513,071	477,693	455,742
Other financial liabilities at fair value through income statement	18	4,056	4,752	4,038	4,371
Derivative financial instruments	21	25,375	36,076	24,911	35,209
Debt issues	19	168,356	169,902	144,116	145,576
Current tax liabilities		308	385	234	314
Life insurance liabilities	15	9,019	12,361	-	-
Due to subsidiaries		-	-	143,834	142,808
Provisions	28	1,462	1,420	1,295	1,267
Deferred tax liabilities	7	10	36	-	-
Other liabilities	29	8,783	9,004	7,126	7,286
Total liabilities excluding loan capital		772,867	765,216	825,022	810,714
Loan capital	20	17,666	15,805	17,666	15,805
Total liabilities		790,533	781,021	842,688	826,519
Net assets		61,342	58,181	52,181	49,201
Shareholders’ equity
Share capital:
Ordinary share capital	32	34,889	33,469	34,889	33,469
Treasury shares and RSP treasury shares	32	(495)	(455)	(437)	(369)
Reserves	32	794	727	858	790
Retained profits		26,100	24,379	16,871	15,311
Total equity attributable to owners of Westpac Banking Corporation		61,288	58,120	52,181	49,201
Non-controlling interests	32	54	61	-	-
Total shareholders’ equity and non-controlling interests		61,342	58,181	52,181	49,201
[1] Comparatives have been revised for changes in accounting policy. Refer to Note 1(iv).

The above balance sheets should be read in conjunction with the accompanying notes.

148	2017 Westpac Group Annual Report

Financial statements

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation

Consolidated $m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling interests (Note 32)	Total shareholders’ equity and non- controlling interests

Balance at 1 October 2014	26,639	1,176	20,641	48,456	881	49,337
Net profit for the year	-	-	8,012	8,012	56	8,068
Net other comprehensive income for the year	-	(270)	271	1	-	1
Total comprehensive income for the year	-	(270)	8,283	8,013	56	8,069
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(5,752)	(5,752)	-	(5,752)
Dividend reinvestment plan	1,412	-	-	1,412	-	1,412
Dividend reinvestment plan underwrite	1,000	-	-	1,000	-	1,000
Other equity movements
Share based payment arrangements	-	141	-	141	-	141
Exercise of employee share options and rights	16	-	-	16	-	16
Purchase of shares (net of issue costs)	(91)	-	-	(91)	-	(91)
(Acquisition)/disposal of treasury shares	(81)	-	-	(81)	-	(81)
Disposal of controlled entities	-	-	-	-	(105)	(105)
Other	-	(16)	-	(16)	(15)	(31)
Total contributions and distributions	2,256	125	(5,752)	(3,371)	(120)	(3,491)
Balance at 30 September 2015	28,895	1,031	23,172	53,098	817	53,915
Net profit for the year	-	-	7,445	7,445	15	7,460
Net other comprehensive income for the year	-	(418)	(101)	(519)	-	(519)
Total comprehensive income for the year	-	(418)	7,344	6,926	15	6,941
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,128)	(6,128)	-	(6,128)
Dividend reinvestment plan	726	-	-	726	-	726
Share entitlement offer	3,510	-	-	3,510	-	3,510
Other equity movements
Share based payment arrangements	-	116	-	116	-	116
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(49)	-	-	(49)	-	(49)
(Acquisition)/disposal of treasury shares	(70)	-	-	(70)	-	(70)
Other[2]	-	(2)	(9)	(11)	(771)	(782)
Total contributions and distributions	4,119	114	(6,137)	(1,904)	(771)	(2,675)
Balance at 30 September 2016	33,014	727	24,379	58,120	61	58,181

Net profit for the year	-	-	7,990	7,990	7	7,997
Net other comprehensive income for the year	-	(32)	26	(6)	-	(6)
Total comprehensive income for the year	-	(32)	8,016	7,984	7	7,991
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,291)	(6,291)	-	(6,291)
Dividend reinvestment plan	1,452	-	-	1,452	-	1,452
Other equity movements
Share based payment arrangements	-	98	-	98	-	98
Exercise of employee share options and rights	11	-	-	11	-	11
Purchase of shares (net of issue costs)	(43)	-	-	(43)	-	(43)
(Acquisition)/disposal of treasury shares	(40)	-	-	(40)	-	(40)
Other	-	1	(4)	(3)	(14)	(17)
Total contributions and distributions	1,380	99	(6,295)	(4,816)	(14)	(4,830)
Balance at 30 September 2017	34,394	794	26,100	61,288	54	61,342

1           2017 comprises 2017 interim dividend 94 cents ($3,150 million) and 2016 final dividend 94 cents per share ($3,141 million) (2016: 2016 interim dividend 94 cents ($3,130 million) and 2015 final dividend 94 cents ($2,998 million), 2015: 2015 interim dividend 93 cents ($2,897 million) and 2014 final dividend 92 cents ($2,855 million), all fully franked at 30%.

2           On 30 June 2016 the 2006 TPS were redeemed in full.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

2017 Westpac Group Annual Report	149

Statements of changes in equity for the years ended 30 September (continued)

Westpac Banking Corporation

Parent Entity $m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Convertible debentures (Note 32)	Total shareholders’ equity and other equity instruments

Balance at 1 October 2015	28,972	940	15,248	45,160	755	45,915
Net profit for the year	-	-	6,307	6,307	-	6,307
Net other comprehensive income for the year	-	(263)	(96)	(359)	-	(359)
Total comprehensive income for the year	-	(263)	6,211	5,948	-	5,948
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,129)	(6,129)	-	(6,129)
Dividend reinvestment plan	726	-	-	726	-	726
Share entitlement offer	3,510	-	-	3,510	-	3,510
Distributions on convertible debentures	-	-	(11)	(11)	-	(11)
Other equity movements
Share based payment arrangements	-	113	-	113	-	113
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(49)	-	-	(49)	-	(49)
(Acquisition)/disposal of treasury shares	(61)	-	-	(61)	-	(61)
Other[2]	-	-	(8)	(8)	(755)	(763)
Total contributions and distributions	4,128	113	(6,148)	(1,907)	(755)	(2,662)
Balance at 30 September 2016	33,100	790	15,311	49,201	-	49,201

Net profit for the year	-	-	7,843	7,843	-	7,843
Net other comprehensive income for the year	-	(33)	18	(15)	-	(15)
Total comprehensive income for the year	-	(33)	7,861	7,828	-	7,828
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,301)	(6,301)	-	(6,301)
Dividend reinvestment plan	1,452	-	-	1,452	-	1,452
Other equity movements
Share based payment arrangements	-	101	-	101	-	101
Exercise of employee share options and rights	11	-	-	11	-	11
Purchase of shares (net of issue costs)	(43)	-	-	(43)	-	(43)
(Acquisition)/disposal of treasury shares	(68)	-	-	(68)	-	(68)
Other	-	-	-	-	-	-
Total contributions and distributions	1,352	101	(6,301)	(4,848)	-	(4,848)
Balance at 30 September 2017	34,452	858	16,871	52,181	-	52,181

1           2017 comprises 2017 interim dividend 94 cents ($3,156 million) and 2016 final dividend 94 cents per share ($3,145 million) (2016: 2016 interim dividend 94 cents ($3,136 million) and 2015 final dividend 94 cents ($2,993 million), all fully franked at 30%.

2           On 30 June 2016 the 2006 TPS were redeemed in full.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

150	2017 Westpac Group Annual Report

Financial statements

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2017	2016	2015	2017	2016
Cash flows from operating activities
Interest received		31,133	31,817	32,377	30,784	31,812
Interest paid		(15,415)	(16,721)	(18,319)	(17,458)	(19,221)
Dividends received excluding life business		27	43	12	1,861	960
Other non-interest income received		5,064	5,050	5,289	4,457	3,426
Operating expenses paid		(7,966)	(8,106)	(7,502)	(6,748)	(6,496)
Income tax paid excluding life business		(3,388)	(3,373)	(3,322)	(3,192)	(3,143)
Life business:
Receipts from policyholders and customers		2,239	1,893	1,921	-	-
Interest and other items of similar nature		24	30	33	-	-
Dividends received		433	348	328	-	-
Payments to policyholders and suppliers		(1,861)	(1,642)	(1,754)	-	-
Income tax paid		(164)	(96)	(104)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		10,126	9,243	8,959	9,704	7,338
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		(5,054)	6,755	21,538	(5,194)	6,706
Loans		(26,815)	(38,082)	(39,569)	(27,677)	(35,852)
Receivables due from other financial institutions		2,653	(896)	(1,000)	1,817	(128)
Life insurance assets and liabilities		219	(253)	(191)	-	-
Regulatory deposits with central banks overseas		308	(209)	497	294	(219)
Derivative financial instruments		(5,042)	(5,107)	11,730	(5,378)	(3,796)
Other assets		200	(476)	95	136	4
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		(681)	(4,488)	(10,027)	(325)	(4,861)
Deposits and other borrowings		23,062	38,771	8,526	22,518	33,508
Payables due to other financial institutions		3,859	(73)	(1,194)	3,792	459
Other liabilities		(15)	312	95	78	284
Net cash provided by/(used in) operating activities	41	2,820	5,497	(541)	(235)	3,443
Cash flows from investing activities
Proceeds from available-for-sale securities		25,717	18,779	8,471	23,707	14,357
Purchase of available-for-sale securities		(27,028)	(24,724)	(26,551)	(24,820)	(20,149)
Net (increase)/decrease in investments in controlled entities		-	-	-	640	(37)
Net movement in amounts due to/from controlled entities		-	-	-	2,999	888
Purchase of intangible assets		(766)	(707)	(630)	(692)	(625)
Purchase of property and equipment		(264)	(521)	(677)	(203)	(441)
Proceeds from disposal of property and equipment		65	32	24	55	17
Net (increase)/decrease in investments in associates		(52)	-	-	(46)	-
Proceeds from sale of associates		630	-	-	-	-
Proceeds from disposal of controlled entities, net of cash disposed	41	-	(104)	648	-	(104)
Net cash provided by/(used in) investing activities		(1,698)	(7,245)	(18,715)	1,640	(6,094)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		4,437	3,596	2,244	4,437	3,596
Redemption of loan capital		(2,188)	(1,444)	-	(2,188)	(1,444)
Net increase/(decrease) in debt issues		3,249	5,213	6,826	2,746	5,674
Proceeds from Share Entitlement Offer		-	3,510	-	-	3,510
Dividend reinvestment plan underwrite		-	-	1,000	-	-
Proceeds from exercise of employee options		11	2	16	11	2
Purchase of shares on exercise of employee options and rights		(17)	(24)	(73)	(17)	(24)
Shares purchased for delivery of employee share plan		(27)	(27)	(27)	(27)	(27)
Purchase of RSP treasury shares		(68)	(62)	(69)	(68)	(62)
Net sale/(purchase) of other treasury shares		7	(8)	(12)	-	1
Payment of dividends		(4,839)	(5,402)	(4,340)	(4,849)	(5,414)
Payment of distributions to non-controlling interests		(13)	(18)	(52)	-	-
Redemption of 2006 Trust Preferred Securities		-	(763)	-	-	(763)
Net cash provided by/(used in) financing activities		552	4,573	5,513	45	5,049
Net increase/(decrease) in cash and cash equivalents		1,674	2,825	(13,743)	1,450	2,398
Effect of exchange rate changes on cash and cash equivalents		(292)	(580)	2,753	(231)	(584)
Cash and cash equivalents as at the beginning of the year		17,015	14,770	25,760	15,186	13,372
Cash and cash equivalents as at the end of the year	41	18,397	17,015	14,770	16,405	15,186

The above cash flow statements should be read in conjunction with the accompanying notes.  Details of the reconciliation of net cash (used in)/provided by operating activities to net profit are provided in Note 41.

2017 Westpac Group Annual Report	151

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2017 was authorised for issue by the Board of Directors on 6 November 2017. The Directors have the power to amend and reissue the financial report.

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

(iv)        Changes in accounting policies

In November 2016 the IFRS Interpretations Committee (IFRIC) published an agenda decision addressing the expected manner of recovery of intangible assets with indefinite useful lives for the purposes of measuring deferred tax.

The IFRIC determined that the fact that an entity does not amortise an intangible asset with an indefinite useful life does not mean that it has an infinite life and that the entity will recover the carrying amount of that asset only through sale and not through use.

As a result, the Group has retrospectively changed its accounting policy for the accounting of deferred income tax on our brand name indefinite life intangible assets acquired through business combinations. The deferred tax was determined based on the full difference between the carrying amount and the tax base of these assets as the assets are expected to be recovered through use.

The change in accounting policy resulted in the following adjustments to the Group’s consolidated financial statements:

Balance Sheet	Consolidated			Parent Entity
	Reported		Restated	Reported		Restated
	30-Sep		30-Sep	30-Sep		30-Sep
$m	2016	Adjustment	2016	2016	Adjustment	2016
Assets
Deferred tax assets[1]	1,552	(201)	1,351	1,590	(191)	1,399
Intangible assets[2]	11,520	201	11,721	9,114	191	9,305
Total assets	839,202	-	839,202	875,720	-	875,720

1           The adjustment was made against deferred tax liability which was offset (where appropriate) against deferred tax assets.

2           The adjustment was made against goodwill.

152	2017 Westpac Group Annual Report

Notes to the financial statements

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

▪                  Note 26                             Intangible assets

▪                  Note 28                             Provisions

▪                  Note 38                             Superannuation commitments

c.                Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). It includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting. The standard is effective for the 30 September 2019 year end. The major changes under the standard and details of the implementation project are outlined below.

2017 Westpac Group Annual Report	153

Note 1. Financial statements preparation (continued)

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses based on unbiased forward looking information, replacing the existing incurred loss model which only recognises impairment if there is objective evidence that a loss has been incurred. Key elements of the new impairment model are:

▪                  requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required (stage 1). For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required (stages 2 and 3 respectively);

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

Implementation

The Group has established an AASB 9 impairment project which will deliver conversion to the new standard effective 1 October 2018.

Models are currently being developed, tested and approved for core portfolios. These models use three main components to determine the expected credit loss (as well as the time value of money) including:

▪                  Probability of default (PD): the probability that a counterparty will default;

▪                  Loss given default (LGD); the loss that is expected to arise in the event of a default; and

▪                  Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

The models use a 12 month timeframe for expected losses in stage 1 and a lifetime timeframe for expected losses in stages 2 and 3. This incorporates past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions.

There will be a new governance framework to implement appropriate controls to address the new requirements of AASB 9 including key areas of judgement such as the determination of a significant increase in credit risk and the use of forward looking information in future economic scenarios.

The judgement to determine significant deterioration of credit risk will be based on changes in internally assessed customer risk grades since origination of the facility. The movement between stages 2 and 3 will be based on whether financial assets are credit-impaired at the reporting date which is expected to be similar to the individual assessment of impairment for financial assets under the current AASB 139.

New AASB 9 models will be independently reviewed and validated in accordance with the Group’s model risk policies and approved by the Credit Risk Estimates Committee (CREC). The Board Risk and Compliance Committee (BRCC) will also approve the methodology and key areas of judgement will be discussed with the Board Audit Committee.

Models and credit risk processes will be further tested during a parallel run prior to adoption to provide a better understanding of the implications of the new impairment requirements. This includes an evaluation of the effect on the Group’s results as well as validating the controls and effectiveness of the governance and operational processes.

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

The accounting for financial liabilities is largely unchanged.

154	2017 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Implementation

The Group’s classification and measurement implementation project is in progress including an assessment of business models and a review of the contractual cash flows across financial assets balances. The Group does not currently expect that there will be a material change to the classification and measurement of financial instruments as a result of implementing
AASB 9.

Hedging

AASB 9 will change hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional until the IASB completes its accounting for dynamic risk management project. Until this time, current hedge accounting under AASB 139 can continue to be applied.

Implementation

The Group currently anticipates applying the option to continue hedge accounting under AASB 139, however will implement the amended AASB 7 hedge accounting disclosures as required.

Transition

The impairment and classification and measurement requirements of AASB 9 will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, 1 October 2018. There is no requirement to restate comparatives and the Group does not expect that the comparatives will be restated. However, detailed transitional disclosures will be provided in accordance with the amended requirements of AASB 7.

The Group intends to quantify the potential impact of adopting AASB 9 once it is practical to provide a reliable estimate. We expect that this will be no later than the 2018 Westpac Group Annual Report.

AASB 15 Revenue from Contracts with Customers (AASB 15) was issued on 28 May 2014 and will be effective for the 30 September 2019 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

AASB 16 Leases was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The main changes under the standard are:

▪                  all operating leases of greater than 12 months duration will be required to be presented on balance sheet as a right-of-use asset and lease liability. The asset and liability will initially be measured at the present value of non-cancellable lease payments and payments to be made in optional periods where it is reasonably certain that the option will be exercised. Details of the Group’s current lease obligations are included in Note 30; and

▪                  all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the right-of-use asset.

The standard will result in the recognition of an asset and liability on the balance sheet, however, the quantum of these balances will be determined by the level of operating lease commitments greater than 12 months duration at adoption and is not yet practicable to determine.

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

AASB 17 Insurance Contracts was issued on 18 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

▪                  the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract;

▪                  portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ;

▪                  risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards;

2017 Westpac Group Annual Report	155

Note 1. Financial statements preparation (continued)

▪                  the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by difference patterns of profit recognition compared to the current standards;

▪                  a narrower definition of what acquisition costs may be deferred;

▪                  an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather that in profit and loss;

▪                  an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss;

▪                  reinsurance contracts and the associated liability is to be determined separately to the gross contract liability and may have different contract boundaries; and

▪                  additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine.

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

Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

To determine cash earnings, three categories of adjustments are made to statutory results:

▪      material items that key decision makers at Westpac Group believe do not reflect ongoing operations;

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

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

▪                  Consumer Bank (CB):

–       responsible for sales and service of banking and financial products and services;

–       customer base is consumer customers in Australia; and

–       operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

▪                  Business Bank (BB):

–        responsible for sales and service of banking and financial products and services;

–        customer base is micro, SME and commercial business customers for facilities up to approximately $150 million; and

–        operates under the Westpac, St.George, BankSA and Bank of Melbourne brands.

156	2017 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

▪                  BT Financial Group (Australia) (BTFG):

–        Westpac’s Australian wealth management and insurance division;

–        services include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private banking, margin lending and equities broking;

–        BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance;

–        operates under the Advance, Ascalon Capital Managers, Asgard, Licensee Select, BT Select, and Securitor brands, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA brands; and

–        includes the share of the Group’s interest in BT Investment Management (BTIM) which was equity accounted from July 2015 to May 2017. In May 2017, the Group sold a further interest in BTIM which reduced its ownership to approximately 10%. Following completion of sale, the remaining interest in BTIM was reclassified to available-for-sale securities (refer to Note 35).

▪                  Westpac Institutional Bank (WIB):

–        Westpac’s institutional financial services division delivering a broad range of financial products and services;

–        expert knowledge in transactional banking, financial and debt capital markets, specialised capital and alternative investment solutions;

–        customer base includes commercial, corporate, institutional and government customers in Australia and New Zealand;

–        supports customers through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia; and

–        also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea (PNG).

▪                  Westpac New Zealand:

–        responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

–        customer base includes consumers, business and institutional customers; and

–        operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

Group Businesses include:

–        Treasury which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

–        Group Technology1 which comprises functions for the Australian businesses is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

–        Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, and human resources; and

–        Group Businesses also includes items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions.

Revisions to capital allocation

The Group has completed an update to its capital allocation framework. The update further improves the alignment of capital held by divisions with regulatory capital requirements. The change has led to more capital being allocated to WIB, Westpac New Zealand and Group Businesses with less capital allocated to CB, BB and BTFG. Divisional results have been restated to ensure comparability with 2017 results.

The capital allocation change impacts divisional financials including net interest income, as each division earns interest on capital held. Importantly, the change has no impact on Westpac Group’s reported results, cash earnings or any of the Group’s performance metrics.

Revisions to Westpac New Zealand

In 2017 the Group changed the accounting treatment for Westpac New Zealand’s credit card rewards scheme to align with Group practice. This change has no impact on cash earnings or reported profit but has led to a restatement which increases both non-interest income and expenses within cash earnings in prior periods. Comparatives of reported profit have not been changed.

[1] Costs are fully allocated to other divisions in the Group. [2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

2017 Westpac Group Annual Report	157

Note 2. Segment reporting (continued)

The following tables present the segment results on a cash earnings basis for the Group:

2017			BT
			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand	Businesses	Total	adjustment	Statement
Net interest income	7,509	4,055	537	1,507	1,627	469	15,704	(188)	15,516
Non-interest income	802	1,153	1,744	1,706	479	(32)	5,852	434	6,286
Net operating income before operating expenses and impairment charges	8,311	5,208	2,281	3,213	2,106	437	21,556	246	21,802
Operating expenses	(3,337)	(1,839)	(1,176)	(1,323)	(903)	(527)	(9,105)	(329)	(9,434)
Impairment (charges)/benefits	(541)	(367)	(4)	(56)	72	43	(853)	-	(853)
Profit before income tax	4,433	3,002	1,101	1,834	1,275	(47)	11,598	(83)	11,515
Income tax expense	(1,329)	(903)	(330)	(523)	(359)	(85)	(3,529)	11	(3,518)
Profit attributable to non-controlling interests	-	-	-	(7)	-	-	(7)	-	(7)
Cash earnings for the year	3,104	2,099	771	1,304	916	(132)	8,062	(72)	7,990
Net cash earnings adjustments	(116)	(10)	160	-	(14)	(92)	(72)
Net profit attributable to owners of Westpac Banking Corporation	2,988	2,089	931	1,304	902	(224)	7,990
Additional information
Depreciation, amortisation and impairments	(169)	(51)	(46)	(113)	(82)	(514)	(975)
Balance Sheet
Total assets	369,522	161,107	35,187	102,929	81,285	101,845	851,875
Total liabilities	198,065	119,731	40,383	116,194	71,433	244,727	790,533
Additions of property and equipment and intangible assets	276	54	93	55	85	442	1,005

2016			BT
			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand[2]	Businesses	Total	adjustment	Statement
Net interest income	7,175	3,925	486	1,574	1,606	582	15,348	(200)	15,148
Non-interest income	850	1,104	1,908	1,536	482	8	5,888	(51)	5,837
Net operating income before operating expenses and impairment charges	8,025	5,029	2,394	3,110	2,088	590	21,236	(251)	20,985
Operating expenses	(3,270)	(1,796)	(1,160)	(1,347)	(889)	(469)	(8,931)	(286)	(9,217)
Impairment (charges)/benefits	(492)	(410)	-	(177)	(54)	9	(1,124)	-	(1,124)
Profit before income tax	4,263	2,823	1,234	1,586	1,145	130	11,181	(537)	10,644
Income tax expense	(1,279)	(848)	(366)	(473)	(320)	(58)	(3,344)	160	(3,184)
Profit attributable to non-controlling interests	-	-	-	(7)	-	(8)	(15)	-	(15)
Cash earnings for the year	2,984	1,975	868	1,106	825	64	7,822	(377)	7,445
Net cash earnings adjustments	(116)	(10)	(32)	-	2	(221)	(377)
Net profit attributable to owners of Westpac Banking Corporation	2,868	1,965	836	1,106	827	(157)	7,445
Additional information
Depreciation, amortisation and impairments	(116)	(36)	(43)	(115)	(97)	(524)	(931)
Balance Sheet
Total assets[1]	351,528	156,804	38,217	110,416	82,071	100,166	839,202
Total liabilities	186,629	116,804	39,710	120,653	72,408	244,817	781,021
Additions of property and equipment and intangible assets	178	83	88	459	96	417	1,321

1            Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in BTIM of $718 million.

2            Comparatives have been restated to account for the Westpac New Zealand credit card rewards scheme (2016: $33 million).

158	2017 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

2015			BT
			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand[2]	Businesses	Total	adjustment	Statement
Net interest income	6,403	3,735	434	1,658	1,583	426	14,239	28	14,267
Non-interest income	940	1,068	2,192	1,578	493	66	6,337	1,038	7,375
Net operating income before operating expenses and impairment charges	7,343	4,803	2,626	3,236	2,076	492	20,576	1,066	21,642
Operating expenses	(3,113)	(1,731)	(1,286)	(1,319)	(844)	(378)	(8,671)	(802)	(9,473)
Impairment (charges)/benefits	(478)	(273)	4	38	(44)	-	(753)	-	(753)
Profit before income tax	3,752	2,799	1,344	1,955	1,188	114	11,152	264	11,416
Income tax expense	(1,127)	(842)	(406)	(590)	(322)	13	(3,274)	(74)	(3,348)
Profit attributable to non-controlling interests	-	-	(32)	(8)	(3)	(15)	(58)	2	(56)
Cash earnings for the year	2,625	1,957	906	1,357	863	112	7,820	192	8,012
Net cash earnings adjustments	(116)	(10)	(23)	-	-	341	192
Net profit attributable to owners of Westpac Banking Corporation	2,509	1,947	883	1,357	863	453	8,012
Additional information Depreciation, amortisation and impairments	(118)	(27)	(42)	(132)	(93)	(1,047)	(1,459)
Balance Sheet
Total assets[1]	328,566	149,346	35,813	127,316	71,538	99,577	812,156
Total liabilities	175,247	108,589	37,168	127,600	63,490	246,147	758,241
Additions of property and equipment and intangible assets	90	42	73	282	58	768	1,313

1           Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in BTIM of $756 million.

2           Comparatives have been restated to account for the Westpac New Zealand credit card rewards scheme (2015: $36 million).

2017 Westpac Group Annual Report	159

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit

$m	2017	2016	2015

Cash earnings for the year	8,062	7,822	7,820
Cash earning adjustments:
Partial sale of BTIM	171	-	665
Capitalised technology cost balances	-	-	(354)
Amortisation of intangible assets	(137)	(158)	(149)
Acquisition, transaction and integration expenses	-	(15)	(66)
Lloyds tax adjustments	-	-	64
Fair value gain/(loss) on economic hedges	(69)	(203)	33
Ineffective hedges	(16)	9	(1)
Treasury shares	(21)	(10)	(1)
Buyback of government guaranteed debt	-	-	1
Total cash earnings adjustments	(72)	(377)	192
Net profit attributable to owners of Westpac Banking Corporation	7,990	7,445	8,012

Further details of the above cash earnings adjustments, which are all net of tax, are provided in Divisional performance in Section 2.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2017		2016		2015
	$m	%	$m	%	$m	%
Revenue
Australia	32,328	86.2	32,868	87.3	33,991	85.7
New Zealand	4,360	11.6	4,158	11.0	4,937	12.4
Other[1]	830	2.2	633	1.7	742	1.9
Total	37,518	100.0	37,659	100.0	39,670	100.0
Non-current assets[2]
Australia[3]	12,326	93.8	12,607	93.7	12,150	90.9
New Zealand	745	5.7	774	5.8	751	5.6
Other[1]	68	0.5	77	0.5	466	3.5
Total	13,139	100.0	13,458	100.0	13,367	100.0

1           Other included Pacific Islands, Asia, the Americas and Europe.

2           Non-current assets represent property and equipment and intangible assets.

3           Comparatives have been revised for changes in accounting policy. Refer to Note 1(iv) for further details.

160	2017 Westpac Group Annual Report

Notes to the financial statements

Note 3. Net interest income

Accounting policy

Interest income and expense for all interest earning financial assets and interest bearing financial liabilities, detailed within the table below, are recognised using the effective interest rate method. Net income from treasury’s interest rate and liquidity management activities and the cost of the Bank levy are included in net interest income.

The effective interest rate method calculates the amortised cost of a financial instrument by discounting the financial instrument’s estimated future cash receipts or payments to their present value and allocates the interest income or interest expense, including any fees, costs, premiums or discounts integral to the instrument, over its expected life.

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Interest income
Cash and balances with central banks	241	260	219	216	228
Receivables due from other financial institutions	110	100	87	85	64
Net ineffectiveness on qualifying hedges	(22)	12	(13)	(13)	8
Trading securities and financial assets designated at fair value	558	645	1,032	505	585
Available-for-sale securities	1,795	1,808	1,634	1,613	1,625
Loans	28,504	28,953	29,307	24,577	24,641
Regulatory deposits with central banks overseas	17	13	12	17	13
Due from subsidiaries	-	-	-	3,838	4,608
Other interest income	29	31	17	27	31
Total interest income	31,232	31,822	32,295	30,865	31,803

Interest expense
Payables due to other financial institutions	(279)	(345)	(304)	(278)	(344)
Deposits and other borrowings	(8,868)	(9,369)	(10,669)	(7,680)	(8,074)
Trading liabilities	(2,065)	(2,520)	(2,475)	(1,646)	(2,206)
Debt issues	(3,585)	(3,737)	(3,908)	(3,034)	(3,101)
Due to subsidiaries	-	-	-	(4,211)	(4,788)
Loan capital	(693)	(589)	(535)	(693)	(571)
Bank levy	(95)	-	-	(95)	-
Other interest expense	(131)	(114)	(137)	(128)	(98)
Total interest expense	(15,716)	(16,674)	(18,028)	(17,765)	(19,182)
Net interest income	15,516	15,148	14,267	13,100	12,621

Of the amounts noted in total interest income and total interest expense, the amounts related to financial instruments not measured at fair value through income statement were as follows:

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Interest income	30,555	30,941	31,276	30,232	30,986
Interest expense	12,673	13,101	14,363	15,205	15,993

2017 Westpac Group Annual Report	161

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

Premium income

Premium income includes premiums earned for life insurance, life investment and general insurance products:

▪                  life insurance premiums with a regular due date are recognised as revenue on an accrual basis. Premiums with no due date are recognised on a cash received basis;

▪                  life investment premiums included a management fee component which is recognised as funds management income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and were treated as movements in life insurance policy liabilities;

▪                  general insurance premium comprises amounts charged to policyholders, excluding taxes and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

Claims expense

▪                  life and general insurance contract claims are recognised as an expense when the liability is established;

▪                  claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

Trading income

▪                  realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 23). Those relating to foreign exchange related products are recognised in foreign exchange income, the remaining gains and losses are recognised in other trading products;

▪                  dividend income on the trading portfolio is recorded as part of trading income;

▪                  net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Dividend income

▪                  dividends on quoted shares are recognised on the ex-dividend date;

▪                  dividends on unquoted shares are recognised when the company’s right to receive payment is established.

162	2017 Westpac Group Annual Report

Notes to the financial statements

Note 4. Non-interest income (continued)

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Fees and commissions
Facility fees	1,333	1,297	1,342	1,299	1,256
Transaction fees and commissions received	1,193	1,177	1,247	953	965
Other non-risk fee income	229	281	353	211	252
Total fees and commissions	2,755	2,755	2,942	2,463	2,473
Wealth management and insurance income[1]
Life insurance and funds management net operating income	1,590	1,657	2,033	-	-
General insurance and lenders mortgage insurance net operating income	210	242	195	-	-
Total wealth management and insurance income	1,800	1,899	2,228	-	-
Trading income[2,3]
Foreign exchange income	875	974	708	838	927
Other trading products	327	150	256	257	85
Total trading income	1,202	1,124	964	1,095	1,012
Other income
Dividends received from subsidiaries	-	-	-	1,859	954
Dividends received from other entities	2	7	12	2	6
Net gain on sale of associates[4]	279	-	-	-	-
Net gain on disposal of assets	6	1	103	5	-
Net gain/(loss) on ineffective hedges	-	-	2	-	-
Net gain/(loss) on hedging overseas operations	-	(6)	(1)	152	(241)
Net gain/(loss) on derivatives held for risk management purposes[5]	52	(88)	(27)	52	(88)
Net gain/(loss) on financial instruments designated at fair value	11	(6)	(10)	3	-
Gain on disposal of controlled entities	-	1	1,041	-	1
Rental income on operating leases	143	109	54	104	74
Share of associates’ net profit	17	30	5	-	-
Other	19	11	62	20	-
Total other income	529	59	1,241	2,197	706
Transactions with subsidiaries	-	-	-	376	426
Total non-interest income	6,286	5,837	7,375	6,131	4,617
Wealth management and insurance income comprised
Funds management income	997	1,006	1,334	-	-
Life insurance premium income	1,204	1,114	1,002	-	-
Life insurance commissions, investment income and other income	544	386	530	-	-
Life insurance claims and changes in life insurance liabilities	(1,155)	(849)	(833)	-	-
General insurance and lenders mortgage insurance net premiums earned	451	455	453	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	77	70	30	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(318)	(283)	(288)	-	-
Total wealth management and insurance income	1,800	1,899	2,228	-	-

1           Wealth management and insurance income includes policy holder tax recoveries.

2           Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

3           Comparatives have been revised for consistency.

4           On 26 May 2017, the Group sold shares of BTIM (19% of BTIM’s shares on issue). Refer to Note 35 for further details.

5           Income from derivatives held for risk management purposes reflected the impact of economic hedges of foreign currency capital and earnings.

2017 Westpac Group Annual Report	163

Note 5. Operating expenses

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Staff expenses
Employee remuneration, entitlements and on-costs	4,133	4,005	4,094	3,371	3,233
Superannuation expense[1]	380	369	362	314	304
Share-based payments	113	135	174	96	108
Restructuring costs	75	92	74	68	89
Total staff expenses	4,701	4,601	4,704	3,849	3,734
Occupancy expenses
Operating lease rentals	648	622	586	579	554
Depreciation of property and equipment	291	285	229	235	225
Other	134	125	139	111	105
Total occupancy expenses	1,073	1,032	954	925	884
Technology expenses
Amortisation and impairment of software assets[2]	628	571	1,051	572	503
Depreciation and impairment of IT equipment[2]	158	156	170	139	136
Technology services	639	672	575	512	518
Software maintenance and licences	313	277	221	269	235
Telecommunications	190	181	204	163	160
Data processing	80	72	67	78	70
Total technology expenses	2,008	1,929	2,288	1,733	1,622
Other expenses
Professional and processing services[3]	755	741	615	515	535
Amortisation and impairment of intangible assets and deferred expenditure	192	216	221	169	197
Postage and stationery	217	217	204	179	175
Advertising	155	156	150	107	110
Credit card loyalty programs	152	144	134	118	144
Non-lending losses	73	81	74	58	74
Impairment/(reversal of impairment) on investments in subsidiaries	-	-	-	7	(4)
Other expenses	108	100	129	238	101
Total other expenses	1,652	1,655	1,527	1,391	1,332
Total operating expenses	9,434	9,217	9,473	7,898	7,572

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

3           Professional and processing services relates to services provided by external suppliers including items such as cash handling and security services, marketing costs, research and recruitment fees (2017: $268 million; 2016: $283 million; 2015: $202 million), operations processing (2017: $184 million; 2016: $196 million; 2015: $170 million), consultants (2017: $162 million; 2016: $120 million; 2015: $104 million), credit assessment (2017: $53 million; 2016: $60 million; 2015: $46 million), legal and audit fees (2017: $61 million; 2016: $51 million; 2015: $68 million), and regulatory fees and share market related costs (2017: $27 million; 2016: $31 million; 2015: $25 million).

164	2017 Westpac Group Annual Report

Notes to the financial statements

Note 6. Impairment charges

Accounting policy

At each balance sheet date, the Group assesses whether there is any objective evidence of impairment of its loan portfolio. An impairment charge is recognised if there is objective evidence that is principal or interest repayments may not be recoverable and when the financial impact of the non-recoverable loan can be reliably measured.

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

The impairment charge is recognised in the income statement with a corresponding reduction of the carrying value of the loan through an offsetting provision account (refer to Note 14).

In subsequent periods, objective evidence may indicate that an impairment charge should be reversed. Objective evidence could include a borrower’s credit rating or financial circumstances improving. The impairment charge is reversed in the income statement of that future period and the related provision for impairment is reduced.

Uncollectable loans

A loan may become uncollectable in full or part if, after following the Group’s loan recovery procedures, the Group remains unable to collect that loan’s contractual repayments. Uncollectable amounts are written off against their related provision for impairment, after all possible repayments have been received.

The Group may subsequently be able to recover cash flows from loans written off. In the period which these recoveries are made, they are recognised in the income statement.

Critical accounting assumptions and estimates relating to impairment charges are included in Note 14.

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Individually assessed provisions raised	610	727	566	581	694
Write-backs	(288)	(210)	(297)	(218)	(188)
Recoveries	(168)	(137)	(131)	(121)	(94)
Collectively assessed provisions raised	699	744	615	628	510
Impairment charges	853	1,124	753	870	922

Refer to Note 14 for further details on Provisions for impairment charges.

2017 Westpac Group Annual Report	165

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

166	2017 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The income tax expense for the year reconciles to the profit before income tax as follows:

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Profit before income tax	11,515	10,644	11,416	10,463	8,744
Tax at the Australian company tax rate of 30%	3,455	3,193	3,425	3,139	2,623
The effect of amounts which are not deductible (assessable) in calculating taxable income
Hybrid capital distributions	64	50	46	64	50
Life insurance:
Tax adjustment on policyholder earnings	8	(2)	-	-	-
Adjustment for life business tax rates	(1)	-	(4)	-	1
Dividend adjustments	(3)	(4)	11	(558)	(286)
Other non-assessable items	(3)	(10)	(52)	(2)	(5)
Other non-deductible items	32	35	25	25	27
Adjustment for overseas tax rates	(30)	(26)	(27)	(5)	(4)
Income tax (over)/under provided in prior years	4	(65)	(88)	1	(65)
Other items	(8)	13	12	(44)	96
Total income tax expense	3,518	3,184	3,348	2,620	2,437
Income tax analysis
Income tax expense comprises:
Current income tax	3,404	3,351	3,347	2,367	2,540
Movement in deferred tax	110	(102)	89	252	(38)
Income tax (over)/under provision in prior years	4	(65)	(88)	1	(65)
Total income tax expense	3,518	3,184	3,348	2,620	2,437
Total Australia	3,072	2,835	2,964	2,544	2,426
Total Overseas	446	349	384	76	11
Total income tax expense[1]	3,518	3,184	3,348	2,620	2,437

1      As the Bank Levy is not a levy on income, it is not included in income tax. It is included in Note 3: Net interest income.

The effective tax rate was 30.55% in 2017 (2016: 29.91%, 2015: 29.33%).

2017 Westpac Group Annual Report	167

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016

Amounts recognised in the income statements
Provisions for impairment charges on loans	847	983	701	793
Provision for long service leave, annual leave and other employee benefits	321	300	292	272
Financial instruments	3	49	4	8
Property and equipment	198	234	180	220
Other provisions	239	173	223	163
Other liabilities	100	356	99	356
Total amounts recognised in the income statements	1,708	2,095	1,499	1,812
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(19)	(1)	(26)	(1)
Defined benefit deficit	3	82	3	79
Total amounts recognised directly in other comprehensive income	(16)	81	(23)	78
Gross deferred tax assets	1,692	2,176	1,476	1,890
Set-off of deferred tax assets and deferred tax liabilities[1]	(580)	(825)	(423)	(491)
Net deferred tax assets	1,112	1,351	1,053	1,399
Movements
Opening balance[1]	1,351	1,176	1,399	1,272
Recognised in the income statements[2]	(387)	(130)	(313)	(121)
Recognised in other comprehensive income	(97)	7	(101)	(1)
Set-off of deferred tax assets and deferred tax liabilities[2]	245	298	68	249
Closing balance	1,112	1,351	1,053	1,399

Deferred tax liabilities
The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016

Amounts recognised in the income statements
Financial instruments	3	42	3	2
Finance lease transactions	106	134	83	78
Property and equipment	162	181	163	183
Life insurance assets	47	79	-	-
Other assets[1]	335	494	215	262
Total amounts recognised in the income statements	653	930	464	525
Amounts recognised directly in other comprehensive income
Cash flow hedges	(63)	(69)	(41)	(34)
Gross deferred tax liabilities	590	861	423	491
Set-off of deferred tax assets and deferred tax liabilities[1]	(580)	(825)	(423)	(491)
Net deferred tax liabilities	10	36	-	-
Movements
Opening balance	36	55	-	-
Recognised in the income statements[2]	(277)	(232)	(61)	(159)
Recognised in other comprehensive income	6	(85)	(7)	(90)
Set-off of deferred tax assets and deferred tax liabilities[2]	245	298	68	249
Closing balance	10	36	-	-

1      Comparatives have been revised for changes in accounting policy. Refer to Note 1 (iv) for further details.

2      Comparatives have been revised for consistency.

168	2017 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The values shown are the gross balances and not tax effected. The tax effected balances would be approximately 30% of the values shown.

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Unrecognised deferred tax asset
Tax losses on revenue account	213	204	162	180
Unrecognised deferred tax liability
Gross retained earnings of subsidiaries which the Parent Entity does
not intend to distribute in the foreseeable future	51	51	-	-

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

Consolidated	2017		2016		2015
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	7,990	7,990	7,445	7,445	8,012	8,012
Adjustment for RSP dividends[1]	(6)	-	(5)	-	(6)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	253	-	222	-	184
Adjusted net profit attributable to shareholders	7,984	8,243	7,440	7,667	8,006	8,196
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,364	3,364	3,322	3,322	3,150	3,150
Treasury shares (including RSP share rights)	(9)	(9)	(9)	(9)	(10)	(10)
Adjustment for potential dilution:
Share-based payments	-	4	-	4	-	6
Convertible loan capital[2]	-	236	-	203	-	157
Adjusted weighted average number of ordinary shares	3,355	3,595	3,313	3,520	3,140	3,303
Earnings per ordinary share (cents)	238.0	229.3	224.6	217.8	255.0	248.2

1            RSP share rights are explained in Note 37. Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders.

2            The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future (refer to Note 20 for further details). These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted.

2017 Westpac Group Annual Report	169

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

Consolidated	2017			2016			2015
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other
financial institutions:
Australia	7,422	82	1.1	9,616	84	0.9	2,542	63	2.5
New Zealand	850	8	0.9	449	6	1.3	359	6	1.7
Overseas	851	20	2.4	1,292	10	0.8	7,005	18	0.3
Trading securities and financial
assets designated at fair value:
Australia	18,418	416	2.3	18,632	481	2.6	28,077	822	2.9
New Zealand	4,238	96	2.3	4,105	118	2.9	3,812	138	3.6
Overseas	3,214	46	1.4	3,339	46	1.4	4,772	72	1.5
Available-for-sale securities:
Australia	52,457	1,573	3.0	48,151	1,581	3.3	36,974	1,422	3.8
New Zealand	3,479	147	4.2	3,193	141	4.4	2,886	130	4.5
Overseas	2,272	75	3.3	2,710	86	3.2	2,040	82	4.0
Regulatory deposits:
Other Overseas	1,035	17	1.6	1,197	13	1.1	1,147	12	1.0
Loans and other receivables[1]:
Australia	557,865	24,772	4.4	532,172	25,162	4.7	502,474	25,280	5.0
New Zealand	72,938	3,460	4.7	68,370	3,617	5.3	63,349	3,818	6.0
Overseas	27,255	520	1.9	28,617	477	1.7	28,377	432	1.5
Total interest earning assets
and interest income	752,294	31,232	4.2	721,843	31,822	4.4	683,814	32,295	4.7
Non-Interest earning assets
Cash, receivables due from other
financial institutions and
regulatory deposits	2,000			2,431			1,970
Derivative financial instruments	37,673			48,666			49,400
Life insurance assets	12,447			12,702			11,590
All other assets[2]	60,111			57,913			51,929
Total non-interest earning assets	112,231			121,712			114,889
Total assets	864,525			843,555			798,703

1            Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

2            Includes property and equipment, intangibles, deferred tax, non-interest bearing loans relating to mortgage offset accounts and other assets.

170	2017 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

Consolidated	2017			2016			2015
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	15,740	241	1.5	16,570	301	1.8	11,839	247	2.1
New Zealand	642	9	1.4	567	10	1.8	584	14	2.4
Overseas	2,451	29	1.2	2,811	34	1.2	5,417	43	0.8
Deposits and other borrowings:
Australia	409,586	7,344	1.8	376,115	7,801	2.1	357,199	8,815	2.5
New Zealand	51,042	1,173	2.3	48,251	1,280	2.7	45,555	1,643	3.6
Overseas	24,085	351	1.5	29,336	288	1.0	30,760	211	0.7
Loan capital:
Australia	15,841	638	4.0	12,150	513	4.2	10,888	492	4.5
New Zealand	43	2	4.7	-	-	-	-	-	-
Overseas	1,324	53	4.0	1,687	76	4.5	753	43	5.7
Other interest bearing liabilities[1]:
Australia	157,842	5,117	3.2	164,871	5,574	3.4	164,075	5,856	3.6
New Zealand	15,821	747	4.7	14,067	787	5.6	12,842	661	5.1
Overseas	507	12	2.4	851	10	1.2	716	3	0.4
Total interest bearing liabilities and interest expense	694,924	15,716	2.3	667,276	16,674	2.5	640,628	18,028	2.8
Non-interest bearing liabilities
Deposits and payables due to
other financial institutions:
Australia	40,514			36,594			29,948
New Zealand	4,716			4,105			3,531
Overseas	869			1,023			1,061
Derivative financial instruments	42,780			55,956			51,808
Life insurance policy liabilities	10,560			10,985			10,035
All other liabilities[2]	11,586			11,145			11,477
Total non-interest bearing liabilities	111,025			119,808			107,860
Total liabilities	805,949			787,084			748,488
Shareholders’ equity	58,556			55,896			49,361
Non-controlling interests	20			575			854
Total equity	58,576			56,471			50,215
Total liabilities and equity	864,525			843,555			798,703

[1] Include net impact of Treasury balance sheet management activities.
[2] Include other liabilities, provisions, current and deferred tax liabilities.

2017 Westpac Group Annual Report	171

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

Consolidated	2017			2016
	Change Due to			Change Due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Receivables due from other financial institutions:
Australia	(19)	17	(2)	175	(154)	21
New Zealand	5	(3)	2	2	(2)	-
Overseas	(3)	13	10	(15)	7	(8)
Trading securities and financial assets designated at fair value:
Australia	(6)	(59)	(65)	(277)	(64)	(341)
New Zealand	4	(26)	(22)	11	(31)	(20)
Overseas	(2)	2	-	(22)	(4)	(26)
Available-for-sale securities:
Australia	141	(149)	(8)	430	(271)	159
New Zealand	13	(7)	6	14	(3)	11
Overseas	(14)	3	(11)	27	(23)	4
Regulatory deposits:
Overseas	(2)	6	4	1	-	1
Loans and other receivables:
Australia	1,217	(1,607)	(390)	1,494	(1,612)	(118)
New Zealand	242	(399)	(157)	303	(504)	(201)
Overseas	(25)	68	43	4	41	45
Total change in interest income	1,551	(2,141)	(590)	2,147	(2,620)	(473)
Interest bearing liabilities
Payables due to other financial institutions:
Australia	(15)	(45)	(60)	99	(45)	54
New Zealand	1	(2)	(1)	-	(4)	(4)
Overseas	(4)	(1)	(5)	(21)	12	(9)
Deposits and other borrowings:
Australia	693	(1,150)	(457)	467	(1,481)	(1,014)
New Zealand	75	(182)	(107)	97	(460)	(363)
Overseas	(52)	115	63	(10)	87	77
Loan capital:
Australia	156	(31)	125	57	(36)	21
New Zealand	2	-	2	-	-	-
Overseas	(16)	(7)	(23)	53	(20)	33
Other interest bearing liabilities:
Australia	(237)	(220)	(457)	28	(310)	(282)
New Zealand	98	(138)	(40)	63	63	126
Overseas	(5)	7	2	1	6	7
Total change in interest expense	696	(1,654)	(958)	834	(2,188)	(1,354)
Change in net interest income:
Australia	736	(352)	384	1,171	(229)	942
New Zealand	88	(113)	(25)	170	(139)	31
Overseas	31	(22)	9	(28)	(64)	(92)
Total change in net interest income	855	(487)	368	1,313	(432)	881

172	2017 Westpac Group Annual Report

Notes to the financial statements

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

Classification and measurement

The Group classifies its financial assets in the following categories: cash and balances with central banks, receivables due from financial institutions, trading securities and financial assets designated at fair value, derivative financial instruments, available-for-sale securities, loans, life insurance assets and regulatory deposits with central banks overseas. The Group has not classified any of its financial assets as held-to-maturity investments.

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

	Consolidated		Parent Entity
$m	2017	2016	2017	2016

Conduit assets[1]	392	936	-	-
Cash collateral	4,834	7,128	4,462	6,441
Interbank lending	1,902	1,887	1,895	1,884
Total receivables due from other financial institutions	7,128	9,951	6,357	8,325

[1] Further information on conduit assets is disclosed in Note 25. Conduit assets are only available to meet associated conduit liabilities disclosed in Note 19.

2017 Westpac Group Annual Report	173

Note 11. Trading securities and financial assets designated at fair value

Accounting policy

Trading securities

Trading securities include actively traded debt (government and other) and equity instruments and those acquired for sale in the near term.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. Securities lent remain on the Group’s balance sheet and securities borrowed are not reflected on the Group’s balance sheet, as the risk and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable in other assets (Note 27) or as a borrowing in other liabilities (Note 29) respectively.

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

Other financial assets designated at fair value

Other financial assets designated at fair value either: contain an embedded derivative; are managed on a fair value basis, or are held at fair value to reduce or eliminate an accounting mismatch. Gains and losses on these financial assets are recognised as non-interest income. Interest received from these other financial assets is recognised in interest income.

A portfolio of fixed rate bills designated at fair value to reduce an accounting mismatch have, due to their nature, been presented in loans (Note 13).

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Trading securities	15,860	15,288	20,170	14,151	13,258
Securities purchased under agreement to resell	6,887	3,260	3,982	6,887	3,260
Other financial assets designated at fair value	2,577	2,620	3,302	1,908	2,044
Total trading securities and financial assets designated at fair value	25,324	21,168	27,454	22,946	18,562

Trading securities included the following:
	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Government and semi-government securities	11,339	9,267	12,545	10,452	8,601
Other debt securities	4,453	5,960	7,555	3,631	4,596
Equity securities	11	7	20	11	7
Other	57	54	50	57	54
Total trading securities	15,860	15,288	20,170	14,151	13,258

Other financial assets designated at fair value included:
	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016

Other debt securities	2,259	2,319	2,900	1,848	1,989
Equity securities	318	301	402	60	55
Total other financial assets designated at fair value	2,577	2,620	3,302	1,908	2,044

174	2017 Westpac Group Annual Report

Notes to the financial statements

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

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Available-for-sale securities
Government and semi-government securities	43,382	46,255	41,112	40,491	43,286
Other debt securities	16,863	14,323	13,672	15,252	12,831
Equity securities[1]	465	87	49	57	44
Total available-for-sale securities	60,710	60,665	54,833	55,800	56,161

1            Certain equity securities are measured at cost because their fair value cannot be reliably measured (there is no active market and quoted prices are not available) 2017: nil for the Group (2016: $59 million, 2015: $33 million) and nil for the Parent Entity (2016: $16 million).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2017. There are no tax-exempt securities.

	Within 1 Year		Over 1 Year to 5 Years		Over 5 Years to 10 Years		Over 10 Years		No Specific Maturity		Total	Weighted Average
2017	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Government and semi-government securities	5,662	2.8%	22,533	3.4%	14,642	2.9%	545	2.6%	-	-	43,382	3.1%
Other debt securities	2,384	2.2%	13,808	2.8%	671	2.3%	-	-	-	-	16,863	2.7%
Equity securities	-	-	-	-	-	-	-	-	465	-	465	-
Total by maturity	8,046		36,341		15,313		545		465		60,710

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Included in available-for-sale securities (above) and trading securities and financial assets designated at fair value (Note 11) are:

▪     US Government treasury notes of $8,019 million (2016: $8,593 million, 2015: $8,473 million); and

▪     at 30 September 2017, total holdings of debt securities, where the aggregate book value exceeds 10% of equity attributable to Westpac’s owners were held with Queensland Treasury Corporation totalling  $12,900 million.

2017 Westpac Group Annual Report	175

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

The loan portfolio is disaggregated by location of booking office and product type, as follows:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Australia
Housing	427,167	404,190	427,155	404,173
Personal (loans and cards)	21,952	22,825	19,905	19,199
Business	150,542	150,209	146,143	144,562
Margin lending	1,885	1,912	1,885	1,912
Other	100	108	100	108
Total Australia	601,646	579,244	595,188	569,954
New Zealand
Housing	43,198	43,035	-	-
Personal (loans and cards)	1,856	1,865	-	-
Business	26,667	27,499	321	336
Other	85	96	-	-
Total New Zealand	71,806	72,495	321	336
Other overseas
Trade finance	2,818	2,358	2,818	2,354
Other	11,515	11,159	10,283	9,805
Total other overseas	14,333	13,517	13,101	12,159
Total loans	687,785	665,256	608,610	582,449
Provisions for impairment charges on loans (refer to Note 14)	(2,866)	(3,330)	(2,373)	(2,710)
Total net loans[1]	684,919	661,926	606,237	579,739

1           Total net loans include $4,587 million (2016: $5,562 million) of fixed rate bills designated at fair value to reduce an accounting mismatch. The change in fair value of fixed rate bills attributable to credit risk recognised during the year was $6 million (2016: $12 million) for both the Group and Parent Entity. The cumulative change in fair value of the fixed rate bills attributable to credit risk was a decrease of $23 million (2016: $29 million decrease) for both the Group and Parent Entity.

176	2017 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

Loans included the following finance lease receivables:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Gross investment in finance leases, receivable:
Due within one year	661	745	433	409
Due after one year but not later than five years	4,619	4,342	3,349	2,707
Due after five years	301	289	237	187
Unearned future finance income on finance leases	(796)	(718)	(606)	(455)
Net investment in finance leases	4,785	4,658	3,413	2,848
Accumulated allowance for uncollectable minimum lease payments	(6)	(7)	(2)	(3)
Net investment in finance leases after accumulated allowance	4,779	4,651	3,411	2,845
The net investment in finance leases may be analysed as follows:
Due within one year	634	717	416	393
Due after one year but not later than five years	3,913	3,724	2,809	2,308
Due after five years	238	217	188	147
Total net investment in finance leases	4,785	4,658	3,413	2,848

2017 Westpac Group Annual Report	177

Note 13. Loans (continued)

The following table shows loans presented based on their industry classification1:

Consolidated
$m	2017	2016	2015	2014	2013
Australia
Accommodation, cafes and restaurants	8,177	7,536	7,490	7,273	6,999
Agriculture, forestry and fishing	8,182	7,953	7,667	7,246	7,354
Construction	6,043	5,797	5,596	5,533	5,227
Finance and insurance	12,923	14,298	13,175	12,202	11,120
Government, administration and defence	554	675	796	750	843
Manufacturing	9,054	9,140	9,342	8,876	9,016
Mining	3,025	3,641	4,415	3,207	2,247
Property	43,220	44,785	44,667	41,718	37,666
Property services and business services	12,050	11,674	10,703	10,045	8,453
Services	12,950	12,362	10,798	9,629	8,608
Trade	16,063	16,044	15,484	14,449	13,516
Transport and storage	8,624	9,015	9,940	9,186	8,751
Utilities	5,237	4,025	3,554	3,232	2,984
Retail lending	451,315	429,522	400,441	376,662	350,044
Other	4,229	2,777	1,587	1,247	1,316
Total Australia	601,646	579,244	545,655	511,255	474,144
New Zealand
Accommodation, cafes and restaurants	290	256	182	159	148
Agriculture, forestry and fishing	7,772	7,788	6,860	6,019	5,635
Construction	447	396	359	361	409
Finance and insurance	2,478	2,682	1,725	1,158	1,032
Government, administration and defence	137	163	292	350	536
Manufacturing	2,090	2,324	2,110	1,848	1,727
Mining	141	280	407	484	455
Property	5,858	5,925	5,301	5,116	4,961
Property services and business services	1,113	1,084	925	869	676
Services	1,810	1,396	1,173	996	1,040
Trade	2,163	2,333	2,003	1,878	1,883
Transport and storage	1,080	1,257	1,094	868	884
Utilities	1,237	1,600	1,021	1,004	1,103
Retail lending	45,190	45,011	40,277	37,222	35,051
Other	-	-	-	138	45
Total New Zealand	71,806	72,495	63,729	58,470	55,585
Other overseas
Accommodation, cafes and restaurants	97	118	111	127	130
Agriculture, forestry and fishing	5	12	568	465	376
Construction	55	147	247	120	172
Finance and insurance	4,289	2,767	4,297	2,006	1,246
Government, administration and defence	4	4	130	35	31
Manufacturing	2,982	2,619	3,848	2,886	2,418
Mining	349	535	778	1,617	857
Property	491	479	409	352	306
Property services and business services	540	526	403	140	56
Services	205	99	182	242	172
Trade	2,680	3,463	2,898	3,248	2,611
Transport and storage	1,389	1,186	1,099	689	440
Utilities	514	442	722	701	299
Retail lending	657	1,120	1,191	1,111	900
Other	76	-	77	52	63
Total other overseas	14,333	13,517	16,960	13,791	10,077
Total loans	687,785	665,256	626,344	583,516	539,806
Provisions for impairment charges on loans	(2,866)	(3,330)	(3,028)	(3,173)	(3,642)
Total net loans	684,919	661,926	623,316	580,343	536,164

1            Comparatives have been revised for consistency.

178	2017 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

Parent Entity
$m	2017	2016[1]
Australia
Accommodation, cafes and restaurants	8,098	7,421
Agriculture, forestry and fishing	8,063	7,776
Construction	5,440	5,001
Finance and insurance	12,882	14,200
Government, administration and defence	541	652
Manufacturing	8,782	8,771
Mining	2,985	3,567
Property	43,220	44,707
Property services and business services	10,979	10,375
Services	12,605	11,850
Trade	15,760	15,525
Transport and storage	8,167	8,460
Utilities	5,206	3,983
Retail lending	449,207	425,426
Other	3,253	2,240
Total Australia	595,188	569,954
New Zealand
Accommodation, cafes and restaurants	-	-
Agriculture, forestry and fishing	1	2
Construction	3	6
Finance and insurance	-	-
Government, administration and defence	-	-
Manufacturing	88	102
Mining	-	-
Property	-	-
Property services and business services	9	7
Services	1	4
Trade	217	215
Transport and storage	-	-
Utilities	-	-
Retail lending	-	-
Other	2	-
Total New Zealand	321	336
Other overseas
Accommodation, cafes and restaurants	88	100
Agriculture, forestry and fishing	4	11
Construction	44	135
Finance and insurance	4,284	2,762
Government, administration and defence	3	152
Manufacturing	2,969	2,462
Mining	349	535
Property	288	303
Property services and business services	525	454
Services	74	164
Trade	2,446	3,142
Transport and storage	1,159	953
Utilities	508	430
Retail lending	280	556
Other	80	-
Total other overseas	13,101	12,159
Total loans	608,610	582,449
Provisions for impairment charges on loans	(2,373)	(2,710)
Total net loans	606,237	579,739

1            Comparatives have been revised for consistency.

2017 Westpac Group Annual Report	179

Note 13. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2017:

Consolidated 2017
$m	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
Loans by type of customer in Australia
Accommodation, cafes and restaurants	3,434	4,367	376	8,177
Agriculture, forestry and fishing	3,059	4,448	675	8,182
Construction	1,490	3,962	591	6,043
Finance and insurance	6,558	4,773	1,592	12,923
Government, administration and defence	57	193	304	554
Manufacturing	3,072	4,616	1,366	9,054
Mining	450	1,189	1,386	3,025
Property	17,378	22,560	3,282	43,220
Property services and business services	2,949	7,715	1,386	12,050
Services	3,323	8,064	1,563	12,950
Trade	6,022	8,422	1,619	16,063
Transport and storage	1,524	5,379	1,721	8,624
Utilities	508	3,749	980	5,237
Retail lending	15,862	29,038	406,415	451,315
Other	991	3,053	185	4,229
Total Australia	66,677	111,528	423,441	601,646
Total overseas	23,340	18,281	44,518	86,139
Total loans	90,017	129,809	467,959	687,785

Consolidated	2017			2016
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
$m	Rates	Rates	Total	Rates	Rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	417,643	117,326	534,969	419,728	91,907	511,635
By offices overseas	18,371	44,428	62,799	19,005	44,013	63,018
Total loans maturing after one year	436,014	161,754	597,768	438,733	135,920	574,653

180	2017 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges

Accounting policy

The Group recognises two types of impairment provisions for its loans, being provisions for loans which are:

▪     individually assessed for impairment; and

▪     collectively assessed for impairment.

Note 6 explains how impairment charges are determined.

The Group assesses impairment as follows:

▪     individually for loans that exceed specified thresholds. Where there is objective evidence of impairment, individually assessed provisions will be recognised; and

▪     collectively for loans below the specified thresholds noted above or if there is no objective evidence of impairment. These loans are included in a group of loans with similar risk characteristics and collectively assessed for impairment. If there is objective evidence that the group of loans is collectively impaired, collectively assessed provisions will be recognised.

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

Collective component

Collective provisions are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience, current economic conditions, expected default and timing of recovery based on portfolio trends.

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

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Individually assessed provisions
Opening balance	869	669	867	752	543
Provisions raised	610	727	566	581	694
Write-backs	(288)	(210)	(297)	(218)	(188)
Write-offs	(688)	(287)	(445)	(681)	(267)
Interest adjustment	(16)	(13)	(22)	(16)	(13)
Other adjustments	(7)	(17)	-	(1)	(17)
Closing balance	480	869	669	417	752
Collectively assessed provisions
Opening balance	2,733	2,663	2,614	2,198	2,203
Provisions raised	699	744	615	628	510
Write-offs	(968)	(902)	(793)	(810)	(682)
Interest adjustment	188	193	190	152	156
Other adjustments	(13)	35	37	12	11
Closing balance	2,639	2,733	2,663	2,180	2,198
Total provisions for impairment charges on loans and credit commitments	3,119	3,602	3,332	2,597	2,950
Less provisions for credit commitments (refer to Note 28)	(253)	(272)	(304)	(224)	(240)
Total provisions for impairment charges on loans	2,866	3,330	3,028	2,373	2,710

2017 Westpac Group Annual Report	181

Note 14. Provisions for impairment charges (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

Consolidated	2017		2016		2015		2014		2013
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	15	0.5	39	1.1	38	1.1	47	1.4	59	1.5
Agriculture, forestry and fishing	9	0.3	21	0.6	23	0.7	47	1.4	80	2.0
Construction	20	0.6	23	0.6	20	0.6	61	1.8	66	1.7
Finance and insurance	6	0.2	15	0.4	23	0.7	24	0.7	24	0.6
Manufacturing	40	1.3	120	3.4	41	1.2	36	1.0	108	2.7
Mining	19	0.6	41	1.1	11	0.3	15	0.4	4	0.1
Property[1]	74	2.4	125	3.5	127	3.9	200	5.7	320	8.2
Property services and business services[1]	77	2.5	215	6.0	97	2.9	83	2.4	108	2.7
Services	25	0.8	16	0.4	20	0.6	32	0.9	48	1.2
Trade	37	1.2	62	1.7	39	1.2	70	2.0	116	2.9
Transport and storage	14	0.4	14	0.4	54	1.6	12	0.3	45	1.1
Utilities	-	-	-	-	-	-	2	0.1	29	0.8
Retail lending	94	3.0	57	1.6	57	1.7	60	1.7	76	1.9
Other	3	0.1	4	0.1	3	0.1	2	0.1	6	0.2
Total Australia	433	13.9	752	20.9	553	16.6	691	19.9	1,089	27.6
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-	1	-
Agriculture, forestry and fishing	11	0.4	11	0.3	6	0.2	6	0.2	17	0.4
Construction	-	-	1	-	1	-	1	-	6	0.2
Finance and insurance	-	-	-	-	-	-	-	-	9	0.2
Manufacturing	4	0.1	34	0.9	33	1.0	33	0.9	6	0.2
Mining	-	-	14	0.4	13	0.4	36	1.0	37	0.9
Property[1]	20	0.6	31	0.9	42	1.3	38	1.1	69	1.7
Property services and business services[1]	-	-	1	-	1	-	-	-	2	0.1
Services	2	0.1	2	0.1	2	0.1	1	-	40	1.0
Trade	1	-	1	-	1	-	2	0.1	2	0.1
Transport and storage	-	-	-	-	-	-	1	-	-	-
Utilities	-	-	-	-	-	-	-	-	1	-
Retail lending	7	0.2	4	0.1	8	0.2	10	0.3	17	0.4
Total New Zealand	45	1.4	99	2.7	107	3.2	128	3.6	207	5.2
Total other overseas	2	0.1	18	0.5	9	0.3	48	1.4	68	1.7
Total individually assessed provisions	480	15.4	869	24.1	669	20.1	867	24.9	1,364	34.5
Total collectively assessed provisions	2,639	84.6	2,733	75.9	2,663	79.9	2,614	75.1	2,585	65.5
Total provisions for impairment charges and credit commitments	3,119	100.0	3,602	100.0	3,332	100.0	3,481	100.0	3,949	100.0

1               Comparatives have been revised for consistency.

182	2017 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2017	2016	2015	2014	2013
Write-offs
Australia
Accommodation, cafes and restaurants	(38)	(17)	(40)	(26)	(31)
Agriculture, forestry and fishing	(10)	(12)	(36)	(60)	(30)
Construction	(30)	(20)	(40)	(37)	(46)
Finance and insurance	(6)	(13)	(12)	(10)	(14)
Manufacturing	(105)	(21)	(20)	(85)	(50)
Mining	(46)	(18)	(17)	(4)	(5)
Property[1]	(76)	(44)	(104)	(182)	(239)
Property services and business services[1]	(203)	(43)	(70)	(50)	(101)
Services	(97)	(36)	(18)	(22)	(58)
Trade	(59)	(30)	(56)	(70)	(69)
Transport and storage	(17)	(48)	(24)	(43)	(18)
Utilities	-	(1)	(2)	(3)	(2)
Retail lending	(898)	(803)	(658)	(603)	(545)
Other	(17)	(13)	(13)	(14)	(9)
Total Australia	(1,602)	(1,119)	(1,110)	(1,209)	(1,217)
New Zealand
Accommodation, cafes and restaurants	-	-	-	(2)	(1)
Agriculture, forestry and fishing	-	(1)	(3)	(10)	(7)
Construction	(1)	(1)	-	(5)	(4)
Finance and insurance	-	-	-	(10)	(13)
Manufacturing	-	-	(1)	(1)	(3)
Mining	-	-	(28)	(10)	-
Property[1]	(2)	(10)	(18)	(41)	(65)
Property services and business services[1]	-	(2)	-	-	(29)
Services	-	-	(1)	(37)	(5)
Trade	(1)	(1)	(4)	(3)	(4)
Transport and storage	-	-	-	-	(1)
Utilities	-	-	-	-	-
Retail lending	(49)	(51)	(55)	(49)	(46)
Other	-	(1)	-	-	-
Total New Zealand	(53)	(67)	(110)	(168)	(178)
Total other overseas	(1)	(3)	(18)	(31)	(4)
Total write-offs	(1,656)	(1,189)	(1,238)	(1,408)	(1,399)
Write-offs in relation to:
Collectively assessed provisions	(968)	(902)	(793)	(702)	(708)
Individually assessed provisions	(688)	(287)	(445)	(706)	(691)
Total write-offs	(1,656)	(1,189)	(1,238)	(1,408)	(1,399)

[1] Comparatives have been revised for consistency.

2017 Westpac Group Annual Report	183

Note 14. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2017	2016	2015	2014	2013
Recoveries
Australia
Accommodation, cafes and restaurants	3	-	-	-	1
Agriculture, forestry and fishing	-	-	-	-	1
Construction	2	1	4	2	1
Finance and insurance	1	34	8	8	3
Manufacturing	2	1	3	3	8
Mining	1	-	-	-	-
Property[1]	10	3	15	12	11
Property services and business services[1]	3	2	2	-	-
Services	-	2	1	-	-
Trade	3	1	1	1	1
Transport and storage	1	1	-	-	1
Utilities	-	-	-	2	-
Retail lending	118	84	78	62	41
Other	5	2	1	2	-
Total Australia	149	131	113	92	68
Total New Zealand	19	6	18	14	8
Total other overseas	-	-	-	-	-
Total recoveries	168	137	131	106	76
Total write-offs	(1,656)	(1,189)	(1,238)	(1,408)	(1,399)
Net write-offs and recoveries	(1,488)	(1,052)	(1,107)	(1,302)	(1,323)

[1] Comparatives have been revised for consistency.

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

184	2017 Westpac Group Annual Report

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

Life insurance assets

Consolidated
$m	2017	2016
Investments held directly and in unit trusts
Equities	3,169	4,403
Debt securities	3,420	8,628
Property	257	763
Loans	27	37
Other[1]	3,770	361
Total life insurance assets	10,643	14,192

[1] Primarily consists of investments in unit trusts with diversified holdings mainly in equities, debt securities and property.

There were no life insurance assets in the Parent Entity as at 30 September 2017 (2016: nil).

Life insurance liabilities

Consolidated	Life Investment		Life Insurance
Reconciliation of movements in policy liabilities	Contracts		Contracts		Total
$m	2017	2016	2017	2016	2017	2016
Opening balance	13,234	12,395	(873)	(836)	12,361	11,559
Movements in policy liabilities reflected in the income statement	544	416	38	(37)	582	379
Contract contributions recognised in policy liabilities	790	780	-	-	790	780
Contract withdrawals recognised in policy liabilities	(1,214)	(1,052)	-	-	(1,214)	(1,052)
Contract fees, expenses and tax recoveries	(100)	(112)	-	-	(100)	(112)
Change in external unit holders of managed investment schemes	(3,400)	807	-	-	(3,400)	807
Closing balance	9,854	13,234	(835)	(873)	9,019	12,361

There were no life insurance liabilities in the Parent Entity as at 30 September 2017 (2016: nil).

2017 Westpac Group Annual Report	185

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

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Cash collateral	2,429	1,615	2,304	1,557
Offshore central bank deposits	3,108	5,493	3,108	5,493
Interbank borrowing	6,953	6,092	6,946	6,082
Security repurchase agreements[1]	9,417	5,009	9,417	5,009
Total payables due to other financial institutions	21,907	18,209	21,775	18,141

[1] The carrying value of the related securities’ assets pledged under repurchase agreements for the Group and the Parent Entity is $15,192 million (2016: $7,052 million).

186	2017 Westpac Group Annual Report

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

Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Australia
Certificates of deposit	37,515	29,774	37,515	29,910
Non-interest bearing, repayable at call	40,324	37,491	40,324	37,491
Other interest bearing at call	226,920	210,666	226,338	210,397
Other interest bearing term	153,597	148,876	153,597	148,876
Total Australia	458,356	426,807	457,774	426,674
New Zealand
Certificates of deposit	546	1,192	-	-
Non-interest bearing, repayable at call	4,853	4,407	-	-
Other interest bearing at call	21,273	22,642	-	-
Other interest bearing term	27,620	27,826	-	-
Total New Zealand	54,292	56,067	-	-
Other overseas
Certificates of deposit	8,860	15,497	8,860	15,497
Non-interest bearing, repayable at call	810	845	322	391
Other interest bearing at call	1,505	1,441	1,150	1,050
Other interest bearing term	9,768	12,414	9,587	12,130
Total other overseas	20,943	30,197	19,919	29,068
Total deposits and other borrowings	533,591	513,071	477,693	455,742
Deposits and other borrowings at fair value[1]	46,569	44,227	46,023	43,171
Deposits and other borrowings at amortised cost	487,022	468,844	431,670	412,571
Total deposits and other borrowings	533,591	513,071	477,693	455,742

[1] The contractual outstanding amount payable at maturity for the Group is $46,713 million (2016: $44,326 million) and for the Parent Entity is $46,168 million (2016: $43,270 million).

2017 Westpac Group Annual Report	187

Note 17. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

Consolidated	2017		2016		2015
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	39,355		35,732		29,201
Certificates of deposit[1]	33,350	2.0%	31,165	2.4%	32,201	2.3%
Other interest bearing at call[1]	226,753	1.2%	211,878	1.6%	199,110	2.0%
Other interest bearing term[1]	149,483	2.6%	133,072	2.8%	125,888	3.3%
Total Australia	448,941		411,847		386,400
Overseas
Non-interest bearing	5,527		5,051		4,514
Certificates of deposit[1]	13,151	1.4%	16,938	0.9%	16,617	0.6%
Other interest bearing at call[1]	24,163	1.3%	24,686	1.9%	22,732	2.9%
Other interest bearing term[1]	37,813	2.7%	35,963	2.7%	36,966	3.0%
Total overseas	80,654		82,638		80,829

[1] Comparatives have been revised for consistency.

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

Consolidated 2017			Between
		Between	6 Months
	Less Than	3 and	and
$m	3 Months	6 Months	1 Year	Over 1 Year	Total
Certificates of deposit greater than US$100,000	21,335	15,738	329	113	37,515
Term deposits greater than US$100,000	68,277	26,523	23,469	14,264	132,533

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

Interest expense is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Security repurchase agreements[1]	3,543	4,363	3,525	3,982
Securities sold short	513	389	513	389
Total other financial liabilities at fair value through income statement	4,056	4,752	4,038	4,371

[1] The carrying value of securities pledged under repurchase agreements for the Group is $3,554 million (2016: $4,595 million) and for the Parent Entity is $3,536 million (2016: $4,213 million).

At maturity, the Group is contractually required to pay $4,056 million (2016: $4,752 million), and the Parent Entity $4,038 million (2016: $4,371 million) to holders of these financial liabilities.

188	2017 Westpac Group Annual Report

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

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Short-term debt:
Own issuances	26,167	18,931	24,655	16,633
Customer conduits[1]	392	936	-	-
Acceptances	6	12	6	12
Total short-term debt	26,565	19,879	24,661	16,645
Long-term debt:
Covered bonds	34,516	33,529	29,698	30,211
Senior	98,823	106,626	89,757	98,720
Securitisation	8,209	9,445	-	-
Structured notes	243	423	-	-
Total long-term debt	141,791	150,023	119,455	128,931
Total debt issues	168,356	169,902	144,116	145,576
Debt issues at fair value[2]	4,673	6,303	2,940	3,589
Debt issues at amortised cost	163,683	163,599	141,176	141,987
Total debt issues	168,356	169,902	144,116	145,576

[1] Further information on customer conduits is disclosed in Note 25.

[2]            The contractual outstanding amount payable at maturity for the Group is $4,604 million (2016: $6,185 million) and for the Parent Entity is $2,875 million (2016: $3,484 million). The cumulative change in the fair value of debt issues which is attributable to changes in Westpac’s own credit risk is a decrease of $2 million (2016: $165 million) for the Group and Parent Entity.

2017 Westpac Group Annual Report	189

Note 19. Debt issues (continued)

Consolidated
$m		2017	2016
Short-term debt
US commercial paper		26,167	18,683
Euro commercial paper		-	248
		26,167	18,931
Asset backed commercial paper (by currency):
AUD		392	936
Total assets backed commercial paper		392	936
Acceptances		6	12
Total short-term debt		26,565	19,879
Long-term debt (by currency):
AUD		37,680	42,946
CHF		1,903	2,294
EUR		25,049	20,267
GBP		7,838	12,134
JPY		2,137	4,333
NZD		3,416	3,422
USD		61,156	61,788
Other		2,612	2,839
Total long-term debt		141,791	150,023

Consolidated
$m	2017	2016	2015
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	27,456	36,478	38,774
Approximate average amount outstanding	23,025	26,351	35,482
Approximate weighted average interest rate on:
Average amount outstanding	1.3%	0.7%	0.3%
Outstanding as at end of the year	1.2%	0.9%	0.3%

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

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Additional Tier 1 (AT1) loan capital
Convertible preference shares	1,188	1,185	1,188	1,185
Westpac capital notes	5,684	5,673	5,684	5,673
USD AT1 securities	1,556	-	1,556	-
Total Additional Tier 1 loan capital	8,428	6,858	8,428	6,858
Tier 2 loan capital
Subordinated notes	8,789	8,485	8,789	8,485
Subordinated perpetual notes	449	462	449	462
Total Tier 2 loan capital	9,238	8,947	9,238	8,947
Total loan capital	17,666	15,805	17,666	15,805

190	2017 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments are provided below1.

Consolidated and Parent Entity
	Dividend/distribution/	Potential scheduled	Optional
$m	interest rate	conversion date[2]	redemption date[3]	2017	2016

Westpac convertible preference shares (CPS)[5]
$1,189 million CPS	(180 day bank bill rate + 3.25% p.a.) x	31 March 2020	31 March 2018[4]	1,188	1,185
	(1 - Australian corporate tax rate)
Total convertible preference shares				1,188	1,185

Westpac capital notes (WCN)
$1,384 million WCN	(90 day bank bill rate + 3.20% p.a.) x	8 March 2021	8 March 2019	1,379	1,375
	(1 - Australian corporate tax rate)
$1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.) x	23 September 2024	23 September 2022	1,304	1,302
	(1 - Australian corporate tax rate)
$1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.) x	22 March 2023	22 March 2021	1,313	1,310
	(1 - Australian corporate tax rate)
$1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.) x	20 December 2023	20 December 2021	1,688	1,686
	(1 - Australian corporate tax rate)
Total Westpac capital notes				5,684	5,673

USD AT1 securities
US$1,250 million securities	5.000% p.a. until but excluding	n/a	21 September 2027[7]	1,556	-
	21 September 2027 (first reset date).
	If not redeemed, converted or
	written-off earlier, from, and
	including, each reset date[6] to, but
	excluding, the next succeeding
	reset date, at a fixed rate p.a. equal
	to the prevailing 5-year USD mid-
	market swap rate plus 2.888% p.a.

Total USD AT1 securities				1,556	-

1            A$ unless otherwise noted.

2            Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next dividend or distribution payment date on which the scheduled conversion conditions are satisfied.

3            Westpac may elect to redeem the relevant AT1 instrument, subject to APRA’s prior written approval.

4            Each dividend payment date on or after 31 March 2018.

5            CPS are Basel III transitional instruments. All other AT1 loan capital are fully compliant Basel III instruments.

6            21 September 2027 and every fifth anniversary thereafter is a reset date.

7            Westpac may elect to redeem on 21 September 2027 and every fifth anniversary thereafter.

Common features of AT1 instruments

Payment conditions

Semi-annual dividends on the CPS are discretionary and will only be paid if the dividend payment test is satisfied, including that the amount of the dividend does not exceed Westpac’s distributable profits (unless APRA gives its prior written approval), and APRA does not object to the payment of the dividend.

Quarterly distributions on the Westpac capital notes and semi-annual interest payments on the USD AT1 securities are discretionary and will only be paid if the payment conditions are satisfied, including that the payment will not result in a breach of Westpac’s capital requirements under APRA’s prudential standards; not result in Westpac becoming, or being likely to become, insolvent; or if APRA does not object to the payment.

Broadly, if for any reason a dividend, distribution or interest payment has not been paid in full on the relevant payment date, Westpac must not determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buy back or capital reduction of Westpac ordinary shares, unless the unpaid payment is paid in full within 20 business days of the relevant payment date or in certain other circumstances.

2017 Westpac Group Annual Report	191

Note 20. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

Scheduled Conversion

On the scheduled conversion date, provided certain conversion conditions are satisfied, it is expected that the relevant AT1 instrument1 will be converted and holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant AT1 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares will be calculated using the face value or outstanding principal amount of the relevant AT1 instrument and the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date, including a 1% discount.

Capital Trigger Event or Non-Viability Trigger Event

Westpac will be required to convert some or all AT1 instruments into a variable number of Westpac ordinary shares upon the occurrence of a capital trigger event2 or non-viability trigger event3. No conversion conditions apply in these circumstances.

A capital trigger event occurs when Westpac determines, or APRA notifies Westpac in writing that it believes, Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis4,5).

A non-viability trigger event will occur when APRA notifies Westpac in writing that it believes conversion of all or some AT1 instruments (or conversion, write-off or write-down of relevant capital instruments of the Westpac Group), or public sector injection of capital (or equivalent support), in each case is necessary because without it, Westpac would become non-viable.

For each AT1 instrument converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant AT1 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares is calculated using the face value or outstanding principal amount of the relevant AT1 instrument and the Westpac ordinary share price determined over the 5 business day period prior to the capital trigger event date or non-viability trigger event date and includes a 1% discount. For each AT1 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a capital trigger event or non-viability trigger event, if conversion of an AT1 instrument does not occur within five business days, holders’ rights in relation to the relevant AT1 instrument will be immediately and irrevocably terminated6.

Early conversion

Westpac is able to elect to convert7, or may be required to convert, AT1 instruments early in certain circumstances. The terms of conversion and the conversion conditions are broadly similar to scheduled conversion.

Early redemption

Westpac is able to elect to redeem the relevant AT1 instrument on the optional redemption date or for certain taxation or regulatory reasons, subject to APRA’s prior written approval.

1            Scheduled conversion does not apply to USD AT1 securities.

2           All CPS must be converted upon the occurrence of a capital trigger event.

3           CPS does not contain a non-viability trigger event.

4           Level 1 comprises Westpac Banking Corporation and subsidiaries approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiaries except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

5           On a level 2 basis only for CPS.

6           The requirement to terminate, if not converted within five business days following a capital trigger event, is not incorporated in the CPS terms.

7            Excludes WCN and USD AT1 securities.

192	2017 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments are provided below1.

Consolidated and Parent Entity
			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2017	2016
Basel III transitional subordinated notes
US$350 million subordinated notes	Fixed 4.625% p.a.	1 June 2018	n/a	454	483
A$500 million subordinated notes	Floating 90 day bank bill rate + 3.00% p.a.	21 March 2022	21 March 2017[4]	-	500
A$1,676 million subordinated notes	Floating 90 day bank bill rate + 2.75% p.a.	23 August 2022	23 August 2017[4]	-	1,673
US$800 million subordinated notes	3.625% p.a. until but excluding 28 February 2018. Thereafter, if not	28 February 2023	28 February 2018	1,018	1,052
	redeemed, fixed rate equal to 5 year US Treasury rate + 2.90% p.a.

Basel III fully compliant subordinated notes
A$925 million subordinated notes	90 day bank bill rate + 2.30% p.a.	22 August 2023	22 August 2018	923	921
A$1,000 million subordinated notes	90 day bank bill rate + 2.05% p.a.	14 March 2024	14 March 2019	991	1,000
CNY1,250 million subordinated notes	4.85% p.a. until but excluding 9 February 2020. Thereafter, if not	9 February 2025	9 February 2020	239	252
	redeemed, a fixed rate per annum equal to the one year CNH HIBOR
	reference rate plus 0.8345% p.a.
A$350 million subordinated notes	4.50% p.a. until but excluding 11 March 2022. Thereafter, if not	11 March 2027	11 March 2022	350	361
	redeemed, a fixed rate per annum equal to the five year AUD semi-
	quarterly mid-swap reference rate plus 1.95% p.a., the sum of which
	will be annualised
S$325 million subordinated notes	4.00% p.a. until but excluding 12 August 2022. Thereafter, if not	12 August 2027	12 August 2022	312	322
	redeemed, a fixed rate per annum equal to the five year SGD swap offer
	rate plus 1.54% p.a.
A$175 million subordinated notes	4.80% p.a. until but excluding 14 June 2023. Thereafter, if not redeemed,	14 June 2028	14 June 2023	171	179
	a fixed rate per annum equal to the five year AUD semi-quarterly mid-
	swap reference rate plus 2.65% p.a., each of which will be
	annualised
US$100 million subordinated notes	Fixed 5.00% p.a.	23 February 2046	n/a	117	144
A$700 million subordinated notes	Floating 90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021	700	695
JPY20,000 million subordinated notes	Fixed 1.16% p.a.	19 May 2026	n/a	225	262
JPY10,200 million subordinated notes	Fixed 1.16% p.a.	2 June 2026	n/a	115	134
JPY10,000 million subordinated notes	Fixed 0.76% p.a.	9 June 2026	n/a	112	130
NZ$400 million subordinated notes	4.6950% p.a. until but excluding 1 September 2021. Thereafter, if	1 September 2026	1 September 2021	357	377
	not redeemed, a fixed rate per annum equal to the New Zealand 5 year
	swap rate on 1 September 2021 plus 2.60% p.a.
JPY8,000 million subordinated notes	0.9225% p.a until but excluding 7 October 2021. Thereafter, if	7 October 2026	7 October 2021	90	-
	not redeemed, a fixed rate per annum equal to the five-year JPY
	mid-swap rate plus 1.0005% p.a.
US$1,500 million subordinated notes	4.322% p.a. until but excluding 23 November 2026.	23 November 2031	23 November 2026	1,882	-
	Thereafter, if not redeemed, a fixed rate per annum equal to
	the five-year USD mid-swap rate plus 2.236% p.a.
JPY12,000 million subordinated notes	0.87% p.a. until but excluding 6 July 2022. Thereafter, if not	6 July 2027	6 July 2022	136	-
	redeemed, a fixed rate per annum equal to the five-year JPY
	mid-swap rate plus 0.78% p.a.
JPY13,500 million subordinated notes	0.868% p.a. until but excluding 6 July 2022. Thereafter, if not	6 July 2027	6 July 2022	152	-
	redeemed, a fixed rate per annum equal to the five year JPY
	mid-swap rate plus 0.778% p.a.
HKD600 million subordinated notes	3.15% p.a. until but excluding 14 July 2022. Thereafter, if not	14 July 2027	14 July 2022	98	-
	redeemed, a fixed rate per annum equal to the five-year HKD
	mid-swap rate plus 1.34% p.a.
A$350 million subordinated notes	4.334% p.a. until but excluding 16 August 2024. Thereafter, if	16 August 2029	16 August 2024	347	-
	not redeemed, a fixed rate per annum equal to the five-year AUD
	semi-quarterly mid-swap reference rate plus 1.83% p.a.,
	each of which will be annualised.
Total subordinated notes				8,789	8,485

1           Excludes subordinated perpetual notes.

2           Interest payments are made periodically as set out in the terms of the subordinated notes.

3           Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for US$1,500 million subordinated notes), subject to APRA’s prior written approval.

4           The subordinated notes were redeemed in full on the relevant optional redemption date.

2017 Westpac Group Annual Report	193

Note 20. Loan capital (continued)

Common features of the Basel III transitional subordinated notes

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment. These subordinated notes do not contain non-viability loss absorption requirements and pay non-discretionary, cumulative interest.

Common features of Basel III fully compliant subordinated notes

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment. These subordinated notes contain non-viability loss absorption requirements.

Non-viability trigger event

Westpac will be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur on similar terms as described under Additional Tier 1 loan capital.

For each subordinated note converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant Tier 2 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares will be calculated in a manner similar to that described under Additional Tier 1 loan capital for a non-viability trigger event. For each Tier 2 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a non-viability trigger event, if conversion of a Tier 2 instrument does not occur within five business days, holders’ rights in relation to the relevant Tier 2 instrument will be immediately and irrevocably terminated.

Subordinated perpetual notes

These notes have no final maturity but Westpac can choose to redeem them at par on any interest payment date falling on or after September 1991, subject to APRA approval and certain other conditions. Interest is cumulative and payable on the notes semi-annually at a rate of 6 month US$ LIBOR plus 0.15% p.a., subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12 month period.

These notes qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

The rights of the noteholders and coupon holders are subordinated to the claims of all creditors (including depositors) of Westpac other than creditors whose claims against Westpac rank equally with, or junior to, these notes.

194	2017 Westpac Group Annual Report

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

a.    Fair value hedges

The Group hedges its interest rate risk from fixed debt issuances and fixed assets with single currency interest rate derivatives.

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Change in fair value hedging instruments	(328)	(39)	(337)	(52)
Change in fair value hedge items attributed to hedged risk	292	47	306	62
Ineffectiveness in interest income	(36)	8	(31)	10

b.    Cash flow hedges

Exposure to the volatility of interest cash flows from customer deposits and loans is hedged with interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate debt issuances is hedged through the use of cross currency derivatives.

2017 Westpac Group Annual Report	195

Note 21. Derivative financial instruments (continued)

Gross cash inflows and outflows on derivatives designated in cash flow hedges are, as a proportion of total gross cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 Years to	3 Years to	4 Years to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2017
Cash inflows	3.2%	3.6%	15.6%	21.6%	17.5%	14.6%	14.7%	9.2%
Cash outflows	3.7%	3.6%	15.3%	20.6%	17.1%	15.4%	14.4%	9.9%
2016
Cash inflows	0.6%	8.8%	29.5%	13.0%	13.1%	12.6%	9.9%	12.5%
Cash outflows	0.7%	8.9%	30.4%	13.2%	12.3%	12.4%	10.1%	12.0%

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Cash flow hedge ineffectiveness	14	4	18	(2)

c.    Dual fair value and cash flow hedges

Fixed rate foreign currency denominated debt is hedged using cross currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.    Net investment hedges

The Group uses foreign exchange forward contracts when hedging the currency translation risk of net investments in foreign operations. For both the Group and Parent Entity, ineffectiveness arising from net investments hedges amounted to nil (2016: $6 million loss).

196	2017 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

Consolidated 2017		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	132,785	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	215,934	21	(20)	-	-	-	-	-	-	21	(20)
Swap agreements	2,655,134	16,438	(15,361)	446	(3,241)	498	(707)	-	-	17,382	(19,309)
Options	69,016	156	(183)	-	-	-	-	-	-	156	(183)
Total interest rate contracts	3,072,869	16,615	(15,564)	446	(3,241)	498	(707)	-	-	17,559	(19,512)
Foreign exchange contracts
Spot and forward contracts	668,896	5,781	(6,027)	-	-	-	-	19	(19)	5,800	(6,046)
Cross currency swap agreements[2]	444,421	6,272	(7,893)	573	4	1,006	(744)	-	-	7,851	(8,633)
Options	13,604	124	(138)	-	-	-	-	-	-	124	(138)
Total foreign exchange contracts	1,126,921	12,177	(14,058)	573	4	1,006	(744)	19	(19)	13,775	(14,817)
Commodity contracts	7,772	270	(235)	-	-	-	-	-	-	270	(235)
Equities	202	3	-	-	-	-	-	-	-	3	-
Credit default swaps	10,907	79	(78)	-	-	-	-	-	-	79	(78)
Total of gross derivatives	4,218,671	29,144	(29,935)	1,019	(3,237)	1,504	(1,451)	19	(19)	31,686	(34,642)
Impact of netting arrangements[3]	-	(7,332)	7,178	(149)	1,782	(172)	307	-	-	(7,653)	9,267
Total of net derivatives	4,218,671	21,812	(22,757)	870	(1,455)	1,332	(1,144)	19	(19)	24,033	(25,375)

Consolidated 2016		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	252,462	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	325,877	29	(28)	-	-	-	-	-	-	29	(28)
Swap agreements	2,556,563	27,734	(25,771)	927	(3,819)	1,092	(1,387)	-	-	29,753	(30,977)
Options	82,534	412	(487)	-	-	-	-	-	-	412	(487)
Total interest rate contracts	3,217,436	28,175	(26,286)	927	(3,819)	1,092	(1,387)	-	-	30,194	(31,492)
Foreign exchange contracts
Spot and forward contracts	652,452	5,380	(5,308)	-	-	-	(40)	44	(52)	5,424	(5,400)
Cross currency swap agreements[2]	449,954	6,295	(10,455)	1,031	213	1,312	(2,405)	-	-	8,638	(12,647)
Options	23,562	212	(219)	-	-	-	-	-	-	212	(219)
Total foreign exchange contracts	1,125,968	11,887	(15,982)	1,031	213	1,312	(2,445)	44	(52)	14,274	(18,266)
Commodity contracts	10,979	337	(276)	-	-	-	-	-	-	337	(276)
Equities	106	1	-	-	-	-	-	-	-	1	-
Credit default swaps	17,565	80	(76)	-	-	-	-	-	-	80	(76)
Total of gross derivatives	4,372,054	40,480	(42,620)	1,958	(3,606)	2,404	(3,832)	44	(52)	44,886	(50,110)
Impact of netting arrangements[3]	-	(11,982)	12,459	(362)	1,177	(315)	398	-	-	(12,659)	14,034
Total of net derivatives	4,372,054	28,498	(30,161)	1,596	(2,429)	2,089	(3,434)	44	(52)	32,227	(36,076)

1          The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2          The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

3          Primarily consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Refer to Note 24.

2017 Westpac Group Annual Report	197

Note 21. Derivative financial instruments (continued)

Parent Entity 2017		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	132,785	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	215,934	21	(20)	-	-	-	-	-	-	21	(20)
Swap agreements	2,646,153	16,472	(15,549)	426	(3,008)	465	(588)	-	-	17,363	(19,145)
Options	69,016	156	(183)	-	-	-	-	-	-	156	(183)
Total interest rate contracts	3,063,888	16,649	(15,752)	426	(3,008)	465	(588)	-	-	17,540	(19,348)
Foreign exchange contracts
Spot and forward contracts	668,322	5,774	(6,024)	-	-	-	-	19	(16)	5,793	(6,040)
Cross currency swap agreements[2]	434,600	6,273	(7,894)	545	9	849	(454)	-	-	7,667	(8,339)
Options	13,604	124	(138)	-	-	-	-	-	-	124	(138)
Total foreign exchange contracts	1,116,526	12,171	(14,056)	545	9	849	(454)	19	(16)	13,584	(14,517)
Commodity contracts	7,772	270	(235)	-	-	-	-	-	-	270	(235)
Equities	202	3	-	-	-	-	-	-	-	3	-
Credit default swaps	10,907	79	(78)	-	-	-	-	-	-	79	(78)
Total of gross derivatives	4,199,295	29,172	(30,121)	971	(2,999)	1,314	(1,042)	19	(16)	31,476	(34,178)
Impact of netting arrangements[3]	-	(7,338)	7,330	(148)	1,711	(167)	226	-	-	(7,653)	9,267
Total of net derivatives	4,199,295	21,834	(22,791)	823	(1,288)	1,147	(816)	19	(16)	23,823	(24,911)

Parent Entity 2016		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	252,462	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	325,877	29	(28)	-	-	-	-	-	-	29	(28)
Swap agreements	2,552,413	27,796	(26,157)	899	(3,444)	1,026	(1,154)	-	-	29,721	(30,755)
Options	81,620	411	(487)	-	-	-	-	-	-	411	(487)
Total interest rate contracts	3,212,372	28,236	(26,672)	899	(3,444)	1,026	(1,154)	-	-	30,161	(31,270)
Foreign exchange contracts
Spot and forward contracts	651,469	5,379	(5,307)	-	-	-	(40)	37	(52)	5,416	(5,399)
Cross currency swap agreements[2]	442,606	6,297	(10,708)	945	100	1,300	(1,395)	-	-	8,542	(12,003)
Options	23,562	212	(219)	-	-	-	-	-	-	212	(219)
Total foreign exchange contracts	1,117,637	11,888	(16,234)	945	100	1,300	(1,435)	37	(52)	14,170	(17,621)
Commodity contracts	10,979	337	(276)	-	-	-	-	-	-	337	(276)
Equities	106	1	-	-	-	-	-	-	-	1	-
Credit default swaps	17,565	80	(76)	-	-	-	-	-	-	80	(76)
Total of gross derivatives	4,358,659	40,542	(43,258)	1,844	(3,344)	2,326	(2,589)	37	(52)	44,749	(49,243)
Impact of netting arrangements[3]	-	(11,982)	12,459	(362)	1,177	(315)	398	-	-	(12,659)	14,034
Total of net derivatives	4,358,659	28,560	(30,799)	1,482	(2,167)	2,011	(2,191)	37	(52)	32,090	(35,209)

1          The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2          The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

3          Primarily consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Refer to Note 24.

198	2017 Westpac Group Annual Report

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

The notional amount and fair value of CDSs are presented in the following table for both the Group and the Parent Entity:

	2017			2016
	Notional	Fair value		Notional	Fair value
$m	Amount	Asset	Liability	Amount	Asset	Liability
Credit protection bought	5,630	5	(78)	9,231	7	(75)
Credit protection sold	5,277	74	-	8,334	73	(1)
Total	10,907	79	(78)	17,565	80	(76)

Note 22. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services.  The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

Principal financial risks	Note name	Note number
Overview	Risk management frameworks	22.1
Credit risk	Credit risk ratings system	22.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	22.2.2
	Credit risk concentrations	22.2.3
	Credit quality of financial assets	22.2.4
	Financial assets that are past due, but not impaired	22.2.5
	Items 90 days past due, or otherwise in default, and not impaired	22.2.6
	Impaired loans	22.2.7
	Collateral held	22.2.8
Funding and liquidity risk	Liquidity modelling	22.3.1
The risk that the Group will be unable to fund assets and meet obligations as they become due.	Sources of liquidity	22.3.2
	Assets pledged as collateral	22.3.3
	Contractual maturity of financial liabilities	22.3.4
	Expected maturity	22.3.5
Market risk	Value-at-Risk (VaR)	22.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices.	Traded market risk	22.4.2
	Non-traded market risk	22.4.3

2017 Westpac Group Annual Report	199

Note 22. Financial risk (continued)

22.1 Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk and Compliance Committee (BRCC) responsibility to:

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

▪                  An annual review is performed of the Credit Risk Rating System by the BRCC and CREDCO.

▪                  Specific credit risk estimates (including probability of default (PD), loss given default (LGD) and exposure at default (EAD) levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a subcommittee of CREDCO) prior to approval under delegated authority from the Chief Risk Officer.

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

Funding and liquidity risk

▪                  The Liquidity Risk Management Framework sets out the liquidity risk appetite, roles and responsibilities, tools for measuring and managing liquidity risk, reporting procedures and supporting policies. It also documents the limits and targets for cash flow mismatch levels, wholesale funding and balance sheet ratios. It is reviewed by Westpac Asset and Liability Committee (ALCO) prior to approval by the BRCC.

▪                  The Group’s Treasury function is responsible for managing funding and liquidity including managing the balance sheet against approved limits and targets and managing the Group’s funding base so that it is appropriately maintained, stable and diversified.

▪                  Daily liquidity risk reports are reviewed by Treasury and the Liquidity risk teams.  Liquidity reports are presented to ALCO monthly and to the BRCC quarterly.

▪                  An annual wholesale funding strategy is prepared by Treasury and includes consideration of trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and funding risk analysis. The strategy is continuously reviewed to take into account current market conditions.

▪                  A contingent funding plan is also maintained, detailing actions to be taken in response to severe disruptions in the Group’s ability to conduct its activities in a timely manner and at a reasonable cost. The plan identifies the committee of senior executives to manage any crisis and their responsibilities. The plan is aligned with the Group’s broader Liquidity Crisis Management Policy.

200	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Risk	Risk management framework and controls
Market risk

▪                  The Market Risk Framework describes the Group’s approach to managing traded and non-traded market risk.

▪                  Traded market risk includes interest rate, foreign exchange, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate, credit spread and foreign exchange risks.

▪                  Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

▪                  The BRCC approves the risk appetite for traded and non-traded risks through the use of VaR, NaR and specific structural risk limits.

▪                  RISKCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for Asset and Liability Management (ALM) activities.

▪                  Market risk limits are assigned to business managers based upon business strategies, experience, and the consideration of market liquidity and the concentration of risks.

▪                  Market risk positions are managed by the trading desks and ALM unit consistent with their delegated authorities and the nature and scale of the market risks involved.

▪                  Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk unit, which monitors market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the Westpac Group Market Risk Committee (MARCO), RISKCO and the BRCC.

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

▪                  Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Market Risk unit and reviewed by MARCO, RISKCO and BRCC.

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

2017 Westpac Group Annual Report	201

Note 22. Financial risk (continued)

Customer risk grades

The table below maps the Group’s high level CRGs to their corresponding external rating.

Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+

Weak		Westpac Rating
	E	Watchlist
	F	Special Mention
Weak/default/non-performing	G	Substandard/Default
	H	Default

Program-managed portfolio

Customers that are not transaction-managed are grouped into pools of similar risk. Pools are created by analysing similar risk characteristics that have historically predicted that an account is likely to go into default. Customers grouped according to these predictive characteristics are assigned a PD and LGD relative to their pool. The credit quality of these pools is based on a combination of delinquency trends, PD estimates and loan to valuation ratio (housing loans only).

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

1            This includes collateral held in relation to associated credit commitments.

202	2017 Westpac Group Annual Report

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

The Group revalues collateral related to financial markets positions on a daily basis and has formal processes in place to promptly call for collateral top-ups, if required. These processes include margining for non-centrally cleared customer derivatives as regulated by Australian Prudential Standard CPS226. The collateralisation arrangements are documented via the Credit Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreements.

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

Central clearing (ASX/LCH)

The Group executes derivative transactions through central clearing counterparties. Central clearing counterparties mitigate risk through stringent membership requirements, the collection of margin against all trades placed, the default fund, and an explicitly defined order of priority of payments in the event of default.

2017 Westpac Group Annual Report	203

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

The following tables set out the credit risk concentrations to which the Group and the Parent Entity are exposed for on-balance sheet financial assets and for undrawn credit commitments. Cash and balances with central banks are excluded as it is not considered to give rise to material credit risk.

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

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets designated at fair value (Note 11)

▪                  52% (2016: 51%) were issued by financial institutions for the Group; 50% (2016: 50%) for the Parent Entity.

▪                  45% (2016: 45%) were issued by government or semi-government authorities for the Group; 47% (2016: 45%) for the Parent Entity.

▪                  76% (2016: 66%) were held in Australia by the Group; 81% (2016: 72%) by the Parent Entity.

Available-for-sale securities (Note12)

▪                  26% (2016: 23%) were issued by financial institutions for the Group; 27% (2016: 23%) for the Parent Entity.

▪                  74% (2016: 77%) were issued by government or semi-government authorities for the Group; 73% (2016: 77%) for the Parent Entity.

▪                  90% (2016: 90%) were held in Australia by the Group; 98% (2016: 97%) by the Parent Entity.

Loans (Note 13)	▪ Note 13 provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 21)	▪ 77% (2016: 74%) were issued by financial institutions for both the Group and Parent Entity. ▪ 86% (2016: 85%) were held in Australia by the Group; 86% (2016: 85%) by the Parent Entity.

204	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

	2017			2016
	Total on	Undrawn		Total on	Undrawn
Consolidated	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet[1]	commitments[1]	Total[1]
Australia
Accommodation, cafes and restaurants	8,189	1,468	9,657	7,558	1,069	8,627
Agriculture, forestry and fishing	8,193	2,155	10,348	8,074	1,839	9,913
Construction	6,050	3,666	9,716	5,802	3,880	9,682
Finance and insurance	59,432	8,415	67,847	62,080	7,374	69,454
Government, administration and defence	49,341	813	50,154	49,976	1,161	51,137
Manufacturing	9,784	6,186	15,970	10,259	6,020	16,279
Mining	3,411	3,568	6,979	4,325	3,629	7,954
Property	43,640	12,046	55,686	45,530	12,564	58,094
Property services and business services	12,119	5,145	17,264	11,745	4,970	16,715
Services	13,198	6,082	19,280	12,913	6,329	19,242
Trade	16,401	8,712	25,113	16,288	8,343	24,631
Transport and storage	9,554	6,038	15,592	10,272	4,586	14,858
Utilities	6,418	4,216	10,634	5,326	4,090	9,416
Retail lending	451,315	88,363	539,678	429,522	87,655	517,177
Other	4,360	1,519	5,879	3,011	1,402	4,413
Total Australia	701,405	158,392	859,797	682,681	154,911	837,592
New Zealand
Accommodation, cafes and restaurants	290	42	332	256	43	299
Agriculture, forestry and fishing	7,809	745	8,554	7,841	670	8,511
Construction	450	397	847	400	328	728
Finance and insurance	7,626	2,038	9,664	10,098	1,570	11,668
Government, administration and defence	5,051	549	5,600	4,402	848	5,250
Manufacturing	2,185	1,527	3,712	2,441	1,643	4,084
Mining	144	197	341	286	246	532
Property	5,901	1,039	6,940	6,033	1,088	7,121
Property services and business services	1,142	405	1,547	1,084	518	1,602
Services	1,834	604	2,438	1,524	834	2,358
Trade	2,215	1,176	3,391	2,375	1,367	3,742
Transport and storage	1,118	847	1,965	1,324	1,035	2,359
Utilities	1,822	1,302	3,124	2,299	1,421	3,720
Retail lending	45,190	11,995	57,185	45,011	11,628	56,639
Other	3	227	230	1	220	221
Total New Zealand	82,780	23,090	105,870	85,375	23,459	108,834
Other overseas
Accommodation, cafes and restaurants	97	13	110	118	15	133
Agriculture, forestry and fishing	5	1	6	52	1	53
Construction	55	242	297	147	259	406
Finance and insurance	7,713	3,182	10,895	7,435	3,838	11,273
Government, administration and defence	3,071	1	3,072	3,798	38	3,836
Manufacturing	3,107	4,259	7,366	2,661	4,454	7,115
Mining	378	1,518	1,896	590	2,015	2,605
Property	491	40	531	479	28	507
Property services and business services	542	508	1,050	526	377	903
Services	205	105	310	99	95	194
Trade	2,680	2,458	5,138	3,464	3,408	6,872
Transport and storage	1,426	437	1,863	1,231	315	1,546
Utilities	544	260	804	485	193	678
Retail lending	657	37	694	1,120	40	1,160
Other	78	8	86	1	35	36
Total other overseas	21,049	13,069	34,118	22,206	15,111	37,317
Total gross credit risk	805,234	194,551	999,785	790,262	193,481	983,743

1            Comparatives have been revised for consistency.

2017 Westpac Group Annual Report	205

Note 22. Financial risk (continued)

	2017			2016
	Total on	Undrawn		Total on	Undrawn
Parent Entity	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet[1]	commitments[1]	Total[1]
Australia
Accommodation, cafes and restaurants	8,110	1,468	9,578	7,443	1,069	8,512
Agriculture, forestry and fishing	8,073	2,155	10,228	7,897	1,837	9,734
Construction	5,447	3,666	9,113	5,006	3,880	8,886
Finance and insurance	58,589	8,415	67,004	60,712	7,374	68,086
Government, administration and defence	49,330	813	50,143	49,953	1,161	51,114
Manufacturing	9,511	6,186	15,697	9,890	6,018	15,908
Mining	3,371	3,568	6,939	4,251	3,629	7,880
Property	43,641	12,043	55,684	45,452	12,560	58,012
Property services and business services	11,047	5,143	16,190	10,446	4,967	15,413
Services	12,853	6,081	18,934	12,401	6,327	18,728
Trade	16,098	8,691	24,789	15,769	8,317	24,086
Transport and storage	9,097	6,038	15,135	9,717	4,580	14,297
Utilities	6,386	4,216	10,602	5,284	4,090	9,374
Retail lending	449,207	88,362	537,569	425,426	87,654	513,080
Other	3,385	1,518	4,903	2,474	1,402	3,876
Total Australia	694,145	158,363	852,508	672,121	154,865	826,986
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-
Agriculture, forestry and fishing	38	7	45	55	26	81
Construction	6	13	19	10	15	25
Finance and insurance	3,230	56	3,286	4,459	172	4,631
Government, administration and defence	929	23	952	818	85	903
Manufacturing	183	110	293	219	145	364
Mining	3	3	6	6	5	11
Property	43	10	53	108	15	123
Property services and business services	38	57	95	7	19	26
Services	25	64	89	132	57	189
Trade	269	216	485	257	260	517
Transport and storage	38	89	127	67	57	124
Utilities	498	128	626	622	225	847
Retail lending	-	33	33	-	13	13
Other	5	4	9	1	1	2
Total New Zealand	5,305	813	6,118	6,761	1,095	7,856
Other overseas
Accommodation, cafes and restaurants	88	13	101	100	14	114
Agriculture, forestry and fishing	4	1	5	51	1	52
Construction	44	237	281	135	253	388
Finance and insurance	7,420	3,161	10,581	7,176	3,821	10,997
Government, administration and defence	2,449	1	2,450	3,230	38	3,268
Manufacturing	3,089	4,166	7,255	2,500	4,357	6,857
Mining	378	1,516	1,894	585	2,001	2,586
Property	288	34	322	303	21	324
Property services and business services	527	507	1,034	454	375	829
Services	74	101	175	164	93	257
Trade	2,446	2,354	4,800	3,143	3,284	6,427
Transport and storage	1,196	414	1,610	998	297	1,295
Utilities	538	259	797	473	191	664
Retail lending	280	34	314	556	32	588
Other	82	5	87	-	5	5
Total other overseas	18,903	12,803	31,706	19,868	14,783	34,651
Total gross credit risk	718,353	171,979	890,332	698,750	170,743	869,493

1            Comparatives have been revised for consistency.

206	2017 Westpac Group Annual Report

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

	Neither past due nor impaired
Consolidated 2017 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	18,397	-	-	18,397	-	-	18,397	-	18,397
Receivables due from other financial institutions	7,119	9	-	7,128	-	-	7,128	-	7,128
Trading securities and financial assets designated at fair value[1]	24,973	22	-	24,995	-	-	24,995	-	24,995
Derivative financial instruments	23,184	815	33	24,032	-	1	24,033	-	24,033
Available-for-sale securities[1]	59,752	493	-	60,245	-	-	60,245	-	60,245
Loans:
Loans - housing and personal	363,026	113,363	3,542	479,931	16,539	681	497,151	(1,331)	495,820
Loans - business	86,437	95,556	4,507	186,500	3,273	861	190,634	(1,535)	189,099
Regulatory deposits with central banks overseas	814	234	-	1,048	-	-	1,048	-	1,048
Other financial assets[2]	4,340	364	14	4,718	34	3	4,755	-	4,755
Total	588,042	210,856	8,096	806,994	19,846	1,546	828,386	(2,866)	825,520

	Neither past due nor impaired
Consolidated 2016 $m	Strong	Good/ Satisfactory	Weak	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks	17,015	-	-	17,015	-	-	17,015	-	17,015
Receivables due from other financial institutions	9,908	43	-	9,951	-	-	9,951	-	9,951
Trading securities and financial assets designated at fair value[1]	20,845	15	-	20,860	-	-	20,860	-	20,860
Derivative financial instruments	30,931	1,224	71	32,226	-	1	32,227	-	32,227
Available-for-sale securities[1]	59,962	616	-	60,578	-	-	60,578	-	60,578
Loans:
Loans - housing and personal	338,648	119,094	1,960	459,702	15,067	515	475,284	(1,320)	473,964
Loans - business	86,959	93,226	4,472	184,657	3,671	1,644	189,972	(2,010)	187,962
Regulatory deposits with central banks overseas	1,169	221	-	1,390	-	-	1,390	-	1,390
Other financial assets[2]	4,098	357	11	4,466	31	4	4,501	-	4,501
Total	569,535	214,796	6,514	790,845	18,769	2,164	811,778	(3,330)	808,448

1            Equity securities are excluded from these balances and as a result the total carrying value will not represent the balance reported on the balance sheet.

2            Other financial assets include accrued interest of $1,193 million (2016: $1,118 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,408 million (2016: $1,195 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

2017 Westpac Group Annual Report	207

Note 22. Financial risk (continued)

	Neither past due nor impaired
					Past due				Total
Parent Entity 2017		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Cash and balances with central banks	16,405	-	-	16,405	-	-	16,405	-	16,405
Receivables due from other financial institutions	6,352	5	-	6,357	-	-	6,357	-	6,357
Trading securities and financial assets designated at fair value[1]	22,870	5	-	22,875	-	-	22,875	-	22,875
Derivative financial instruments	22,974	815	33	23,822	-	1	23,823	-	23,823
Available-for-sale securities[1]	55,737	6	-	55,743	-	-	55,743	-	55,743
Loans:
Loans - housing and personal	344,739	85,673	3,223	433,635	15,312	542	449,489	(1,091)	448,398
Loans - business	74,019	78,584	2,981	155,584	2,843	694	159,121	(1,282)	157,839
Regulatory deposits with central banks overseas	814	131	-	945	-	-	945	-	945
Due from subsidiaries	142,455	-	-	142,455	-	-	142,455	-	142,455
Other financial assets[2]	3,681	278	10	3,969	31	2	4,002	-	4,002
Total	690,046	165,497	6,247	861,790	18,186	1,239	881,215	(2,373)	878,842

	Neither past due nor impaired
					Past due				Total
Parent Entity 2016		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Cash and balances with central banks	15,186	-	-	15,186	-	-	15,186	-	15,186
Receivables due from other financial institutions	8,282	43	-	8,325	-	-	8,325	-	8,325
Trading securities and financial assets designated at fair value[1]	18,491	9	-	18,500	-	-	18,500	-	18,500
Derivative financial instruments	30,796	1,222	71	32,089	-	1	32,090	-	32,090
Available-for-sale securities[1]	56,111	6	-	56,117	-	-	56,117	-	56,117
Loans:
Loans - housing and personal	320,916	89,510	1,509	411,935	13,713	425	426,073	(1,033)	425,040
Loans - business	73,671	75,651	2,533	151,855	3,122	1,399	156,376	(1,677)	154,699
Regulatory deposits with central
banks overseas	1,169	100	-	1,269	-	-	1,269	-	1,269
Due from subsidiaries	143,549	-	-	143,549	-	-	143,549	-	143,549
Other financial assets[2]	3,449	269	7	3,725	27	3	3,755	-	3,755
Total	671,620	166,810	4,120	842,550	16,862	1,828	861,240	(2,710)	858,530

1           Equity securities are excluded from these balances and as a result the total carrying value will not represent the balance reported on the balance sheet.

2           Other financial assets include accrued interest of $1,029 million (2016: $948 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,388 million (2016: $1,192 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

Details of collateral held in support of these balances are provided in Note 22.2.8.

208	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.2.5 Financial assets that are past due, but not impaired

Financial assets that were past due, but not impaired, can be disaggregated based on days overdue at 30 September as follows:

Consolidated	2017				2016
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans - housing and personal	4,515	9,331	2,693	16,539	3,681	8,834	2,552	15,067
Loans - business	698	2,085	490	3,273	1,052	2,154	465	3,671
Other financial assets	9	19	6	34	8	18	5	31
Total	5,222	11,435	3,189	19,846	4,741	11,006	3,022	18,769

Parent Entity	2017				2016
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans - housing and personal	4,216	8,471	2,625	15,312	3,258	7,951	2,504	13,713
Loans - business	603	1,810	430	2,843	878	1,869	375	3,122
Other financial assets	8	18	5	31	7	15	5	27
Total	4,827	10,299	3,060	18,186	4,143	9,835	2,884	16,862

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

Consolidated	Gross amount
$m	2017	2016	2015
Australia	3,322	3,075	2,149
New Zealand	117	89	130
Other Overseas	19	17	13
Total	3,458	3,181	2,292

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

Impaired loans are those for which there is objective evidence that their principal or interest payments may not be recoverable. These include:

▪                  non-performing loans (aligned to an impaired internal credit risk grade);

▪                  unsecured facilities including overdrafts, personal loans and revolving credit facilities which are greater than 90 days past due; and

▪                  restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

2017 Westpac Group Annual Report	209

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

Consolidated	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
$m	Personal	Business	Total	Personal	Business	Total
Individually impaired
Gross amount	164	692	856	136	1,472	1,608
Impairment provision	(104)	(376)	(480)	(76)	(793)	(869)
Carrying amount	60	316	376	60	679	739
Collectively impaired
Gross amount	517	169	686	379	172	551
Impairment provision	(202)	(32)	(234)	(173)	(25)	(198)
Carrying amount	315	137	452	206	147	353
Total gross amount	681	861	1,542	515	1,644	2,159
Total impairment provision	(306)	(408)	(714)	(249)	(818)	(1,067)
Total carrying amount	375	453	828	266	826	1,092

Parent Entity	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
$m	Personal	Business	Total	Personal	Business	Total
Individually impaired
Gross amount	121	534	655	104	1,237	1,341
Impairment provision	(83)	(334)	(417)	(63)	(689)	(752)
Carrying amount	38	200	238	41	548	589
Collectively impaired
Gross amount	421	160	581	321	162	483
Impairment provision	(162)	(17)	(179)	(146)	(24)	(170)
Carrying amount	259	143	402	175	138	313
Total gross amount	542	694	1,236	425	1,399	1,824
Total impairment provision	(245)	(351)	(596)	(209)	(713)	(922)
Total carrying amount	297	343	640	216	686	902

210	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by type and geography of impaired loans at 30 September, is summarised in the table below:

Consolidated
$m	2017	2016	2015	2014	2013
Australia
Non-performing loans
Gross amount	975	1,589	1,220	1,580	2,574
Impairment provision	(460)	(769)	(572)	(697)	(1,099)
Net	515	820	648	883	1,475
Restructured loans
Gross amount	12	13	22	34	34
Impairment provision	(7)	(11)	(12)	(23)	(23)
Net	5	2	10	11	11
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due Gross amount	362	267	252	203	181
Impairment provision	(187)	(159)	(164)	(132)	(126)
Net	175	108	88	71	55
New Zealand
Non-performing loans
Gross amount	152	218	348	397	586
Impairment provision	(41)	(95)	(104)	(130)	(210)
Net	111	123	244	267	376
Restructured loans
Gross amount	15	16	17	-	-
Impairment provision	(5)	(4)	(4)	-	-
Net	10	12	13	-	-
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due Gross amount	11	10	10	13	14
Impairment provision	(8)	(7)	(7)	(9)	(9)
Net	3	3	3	4	5
Other Overseas
Non-performing loans
Gross amount	15	44	25	53	89
Impairment provision	(6)	(21)	(13)	(35)	(54)
Net	9	23	12	18	35
Restructured loans
Gross amount	-	2	-	59	122
Impairment provision	-	(1)	-	(21)	(33)
Net	-	1	-	38	89
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due Gross amount	-	-	1	1	-
Impairment provision	-	-	(1)	-	-
Net	-	-	-	1	-
Total net impaired assets	828	1,092	1,018	1,293	2,046

Details of collateral held in support of these balances are provided in Note 22.2.8.

2017 Westpac Group Annual Report	211

Note 22. Financial risk (continued)

The following table summarises the interest received and forgone on non-performing loans and restructured financial assets:

Consolidated 2017
$m	Australia	Overseas	Total
Interest received	4	15	19
Interest forgone	52	-	52

22.2.8 Collateral held

Loans

The Group analyses the coverage of the loan portfolio which is secured by the collateral that it holds.  Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

The Group’s loan portfolio has the following coverage from collateral held:

Neither past due nor impaired

Consolidated	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	97.0	54.0	84.9	96.7	53.5	84.3
Partially secured	0.9	25.7	7.9	1.1	25.7	8.2
Unsecured	2.1	20.3	7.2	2.2	20.8	7.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	97.9	55.4	86.7	97.7	55.1	86.3
Partially secured	0.3	23.7	6.5	0.3	23.9	6.6
Unsecured	1.8	20.9	6.8	2.0	21.0	7.1
Total	100.0	100.0	100.0	100.0	100.0	100.0

Past due but not impaired

Consolidated	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	93.9	58.2	87.9	92.7	47.9	84.0
Partially secured	2.6	28.3	6.9	3.0	28.9	8.0
Unsecured	3.5	13.5	5.2	4.3	23.2	8.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

212	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	96.4	60.2	90.8	95.7	47.8	86.8
Partially secured	0.6	25.7	4.5	0.6	26.9	5.5
Unsecured	3.0	14.1	4.7	3.7	25.3	7.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired

Consolidated	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	69.5	17.3	40.3	63.9	11.4	24.0
Partially secured	10.7	25.7	19.1	13.0	35.4	30.0
Unsecured	19.8	57.0	40.6	23.1	53.2	46.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2017			2016
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	73.2	19.6	43.1	69.6	9.9	23.8
Partially secured	6.3	17.1	12.4	6.4	38.5	31.0
Unsecured	20.5	63.3	44.5	24.0	51.6	45.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Cash, primarily for derivatives	2,480	1,788	2,354	1,730
Securities under reverse repurchase agreements[1]	6,814	3,260	6,814	3,260
Securities under derivatives and stock borrowing[1]	32	135	32	135
Total other collateral held	9,326	5,183	9,200	5,125

1           Securities received as collateral are not recognised on the Group and Parent Entity’s balance sheet.

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

2017 Westpac Group Annual Report	213

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

The Group’s overall funding composition saw a 106 basis point increase in stable sources in 2017 due mainly to an increase in customer deposits and equity.

%	2017	2016
Customer deposits	61.8	60.9
Wholesale term funding with residual maturity greater than 12 months	15.2	15.0
Wholesale funding with a residual maturity less than 12 months	14.1	15.2
Securitisation	1.0	1.2
Equity	7.9	7.7
Group’s total funding	100.0	100.0

Movements in the Group’s funding composition in 2017 included:

▪                  customer deposits increased by 92 basis points to 61.8% of the Group’s total funding at 30 September 2017, as the Group continued to take steps in preparation for the introduction of the NSFR at the start of 2018.

▪                  long term funding with a residual maturity greater than 12 months also increased by 13 basis points to 15.2%, although funding from securitisation decreased by 19 basis points to 1.0%.

▪                  wholesale funding with a residual maturity less than 12 months decreased, down 106 basis points to 14.1%. This portfolio had a weighted average maturity of 148 days and is more than covered by the $137.8 billion of unencumbered repo-eligible liquid assets and cash held by the Group.

▪                  funding from equity increased by 20 basis points to 7.9%.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, debt investors, currencies, maturities and products is an important part of managing liquidity risk. Westpac is the only major Australian bank with an active Auto ABS capability and the only Australian bank with access to the US SEC registered market (See Note 19).

In 2017 the Group raised $36.6 billion of new term wholesale funding with a weighted average maturity of 5.8 years (excluding securitisation). This included benchmark senior and covered bond trades in all major currencies, an auto ABS transaction in A$, as well as smaller senior bond trades and private placements. New term issuance also included $4.4 billion of Basel III compliant Additional Tier 1 and Tier 2 capital (see Note 20).

Borrowings and outstanding issuances from existing debt programs at 30 September 2017 can be found in Note 16, Note 17, Note 19 and Note 20.

214	2017 Westpac Group Annual Report

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

Liquid assets that qualify as eligible collateral for repurchase agreements with a central bank (including internal securitisation) decreased by $6.5 billion to $137.8 billion over the last 12 months.

Given the limited amount of government debt in Australia, the RBA, jointly with APRA, makes available to Australian ADIs a CLF. Subject to satisfaction of qualifying conditions, the CLF can be accessed to help meet the LCR requirement. In order to have access to a CLF, ADIs are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved undrawn facility. APRA approved Westpac’s CLF allocation of $49.1 billion for the 2017 calendar year (2016: $58.6 billion).  APRA has approved a CLF allocation of $57.0 billion for Westpac for the 2018 calendar year reflecting an increase in the total CLF made available by APRA.

A summary of the Group’s liquid asset holdings is as follows:

	2017		2016
$m	Actual	Average	Actual	Average
Cash	17,339	20,594	16,221	19,889
Receivables due from other financial institutions	834	662	1,088	618
Trading securities and financial assets designated at fair value	11,405	12,891	10,062	7,537
Available-for-sale securities	59,735	59,887	60,193	55,645
Loans[1]	47,935	48,561	56,057	56,481
Regulatory deposits with central banks	549	628	663	493
Total liquid assets	137,797	143,223	144,284	140,663

1           Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

Credit ratings

As at 30 September 2017 the Parent Entity’s credit ratings were:

2017	Short-term	Long-term	Outlook
S&P Global Ratings	A-1+	AA-	Negative
Moody’s Investors Services	P-1	Aa3	Stable
Fitch Ratings	F1+	AA-	Stable

If Westpac’s credit ratings were to be lowered from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than currently paid on our wholesale borrowings.

On 19 June 2017, Moody’s lowered the Macro Profile for Australia to “Strong +” from “Very Strong -”. As a result of this revision, Moody’s lowered the ratings for the major Australian banks, including Westpac, by one notch to Aa3, from Aa2. At the same time, Moody’s updated their rating outlook on Westpac to “stable” from “negative”.

22.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral to other financial institutions, as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 25, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Cash[1]	5,687	8,177	5,315	7,490
Cash deposit on stock borrowed	15	18	15	18
Securities (including certificates of deposit)	1,421	3,041	1,421	3,041
Securities pledged under repurchase agreements	18,746	11,647	18,728	11,265
Total amount pledged to secure liabilities	25,869	22,883	25,479	21,814

1         Primarily comprised of Receivables due from other financial institutions.

2017 Westpac Group Annual Report	215

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

Cash flows associated with financial liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date. Derivative liabilities designated for hedging purposes are expected to be held for their remaining contractual lives, and reflect gross cash flows over the remaining contractual term.

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

Consolidated 2017	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	16,496	4,438	1,014	23	-	21,971
Deposits and other borrowings	337,821	76,557	102,306	20,605	197	537,486
Other financial liabilities at fair value	3,253	803	-	-	-	4,056
through income statement
Derivative financial instruments:
Held for trading	22,757	-	-	-	-	22,757
Held for hedging purposes (net settled)	98	146	489	1,088	108	1,929
Held for hedging purposes (gross settled):
Cash outflow	865	3,368	1,039	5,617	2,057	12,946
Cash inflow	(737)	(3,275)	(821)	(4,634)	(1,745)	(11,212)
Debt issues	3,111	10,492	46,730	101,045	18,796	180,174
Other financial liabilities	1,603	575	2,586	-	-	4,764
Total financial liabilities excluding
loan capital	385,267	93,104	153,343	123,744	19,413	774,871
Loan capital	5	86	729	4,781	16,548	22,149
Total undiscounted financial liabilities	385,272	93,190	154,072	128,525	35,961	797,020
Total contingent liabilities
and commitments
Letters of credit and guarantees	15,460	-	-	-	-	15,460
Commitments to extend credit	178,443	-	-	-	-	178,443
Other commitments	648	-	-	-	-	648
Total undiscounted contingent
liabilities and commitments	194,551	-	-	-	-	194,551

216	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2016	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	12,798	2,696	2,596	177	-	18,267
Deposits and other borrowings	315,122	82,287	102,111	16,880	425	516,825
Other financial liabilities at fair value
through income statement	3,301	1,403	-	-	-	4,704
Derivative financial instruments:
Held for trading	28,588	-	-	-	-	28,588
Held for hedging purposes (net settled)	99	283	1,140	3,196	498	5,216
Held for hedging purposes (gross settled):
Cash outflow	2,205	4,140	9,958	6,418	722	23,443
Cash inflow	(2,137)	(3,641)	(8,625)	(5,564)	(628)	(20,595)
Debt issues[1]	3,443	16,629	44,516	100,127	14,306	179,021
Other financial liabilities	1,967	543	2,443	-	-	4,953
Total financial liabilities excluding
loan capital	365,386	104,340	154,139	121,234	15,323	760,422
Loan capital	-	85	257	4,353	13,275	17,970
Total undiscounted financial liabilities	365,386	104,425	154,396	125,587	28,598	778,392
Total contingent liabilities
and commitments
Letters of credit and guarantees	16,435	-	-	-	-	16,435
Commitments to extend credit	176,811	-	-	-	-	176,811
Other commitments	235	-	-	-	-	235
Total undiscounted contingent
liabilities and commitments	193,481	-	-	-	-	193,481

1            Comparatives have been revised for consistency.

Parent Entity 2017	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	16,364	4,438	1,014	23	-	21,839
Deposits and other borrowings	306,013	65,078	91,055	18,618	197	480,961
Other financial liabilities at fair value
through income statement	3,235	803	-	-	-	4,038
Derivative financial instruments:
Held for trading	22,791	-	-	-	-	22,791
Held for hedging purposes (net settled)	83	128	409	1,000	106	1,726
Held for hedging purposes (gross settled):
Cash outflow	11	2,929	820	2,796	1,294	7,850
Cash inflow	-	(2,861)	(680)	(2,376)	(1,052)	(6,969)
Debt issues	2,069	9,127	42,116	84,960	16,270	154,542
Due to subsidiaries	143,834	-	-	-	-	143,834
Other financial liabilities	1,576	523	2,353	-	-	4,452
Total financial liabilities excluding
loan capital	495,976	80,165	137,087	105,021	16,815	835,064
Loan capital	5	86	729	4,781	16,548	22,149
Total undiscounted financial liabilities	495,981	80,251	137,816	109,802	33,363	857,213
Total contingent liabilities
and commitments
Letters of credit and guarantees	14,908	-	-	-	-	14,908
Commitments to extend credit	156,423	-	-	-	-	156,423
Other commitments	648	-	-	-	-	648
Total undiscounted contingent
liabilities and commitments	171,979	-	-	-	-	171,979

2017 Westpac Group Annual Report	217

Note 22. Financial risk (continued)

Parent Entity 2016	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	12,782	2,696	2,544	177	-	18,199
Deposits and other borrowings	286,669	66,726	89,864	15,181	405	458,845
Other financial liabilities at fair value
through income statement	2,920	1,403	-	-	-	4,323
Derivative financial instruments:
Held for trading	29,223	-	-	-	-	29,223
Held for hedging purposes (net settled)	81	228	901	2,887	494	4,591
Held for hedging purposes (gross settled):
Cash outflow	2,182	3,872	6,671	2,473	120	15,318
Cash inflow	(2,127)	(3,464)	(5,889)	(2,329)	(113)	(13,922)
Debt issues	2,900	14,221	37,773	86,633	11,969	153,496
Due to subsidiaries	142,808	-	-	-	-	142,808
Other financial liabilities	1,932	480	2,159	-	-	4,571
Total financial liabilities excluding
loan capital	479,370	86,162	134,023	105,022	12,875	817,452
Loan capital	-	85	257	4,353	13,275	17,970
Total undiscounted financial liabilities	479,370	86,247	134,280	109,375	26,150	835,422
Total contingent liabilities
and commitments
Letters of credit and guarantees	15,725	-	-	-	-	15,725
Commitments to extend credit	154,783	-	-	-	-	154,783
Other commitments	235	-	-	-	-	235
Total undiscounted contingent
liabilities and commitments	170,743	-	-	-	-	170,743

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

218	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2017	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	18,397	-	18,397
Receivables due from other financial institutions	7,128	-	7,128
Trading securities and financial assets designated at fair value	11,258	14,066	25,324
Derivative financial instruments	18,346	5,687	24,033
Available-for-sale securities	7,988	52,722	60,710
Loans (net of provisions)	88,676	596,243	684,919
Life insurance assets	1,514	9,129	10,643
Regulatory deposits with central banks overseas	676	372	1,048
Investments in associates	-	60	60
All other assets	5,681	13,932	19,613
Total assets	159,664	692,211	851,875
Liabilities
Payables due to other financial institutions	21,885	22	21,907
Deposits and other borrowings	512,856	20,735	533,591
Other financial liabilities at fair value through income statement	4,056	-	4,056
Derivative financial instruments	18,435	6,940	25,375
Debt issues	56,952	111,404	168,356
Life insurance liabilities	1,457	7,562	9,019
All other liabilities	9,907	656	10,563
Total liabilities excluding loan capital	625,548	147,319	772,867
Loan capital	1,641	16,025	17,666
Total liabilities	627,189	163,344	790,533
Net assets/(net liabilities)	(467,525)	528,867	61,342

2017 Westpac Group Annual Report	219

Note 22. Financial risk (continued)

Consolidated 2016	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	17,015	-	17,015
Receivables due from other financial institutions	9,951	-	9,951
Trading securities and financial assets designated at fair value	14,633	6,535	21,168
Derivative financial instruments	24,886	7,341	32,227
Available-for-sale securities	13,499	47,166	60,665
Loans (net of provisions)	88,962	572,964	661,926
Life insurance assets	7,409	6,783	14,192
Regulatory deposits with central banks overseas	776	614	1,390
Investments in associates	-	726	726
All other assets	5,621	14,321	19,942
Total assets	182,752	656,450	839,202
Liabilities
Payables due to other financial institutions	18,037	172	18,209
Deposits and other borrowings	497,072	15,999	513,071
Other financial liabilities at fair value through income statement	4,752	-	4,752
Derivative financial instruments	24,349	11,727	36,076
Debt issues	59,464	110,438	169,902
Life insurance liabilities	1,184	11,177	12,361
All other liabilities	9,935	910	10,845
Total liabilities excluding loan capital	614,793	150,423	765,216
Loan capital	2,173	13,632	15,805
Total liabilities	616,966	164,055	781,021
Net assets/(net liabilities)	(434,214)	492,395	58,181

Parent Entity 2017	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	16,405	-	16,405
Receivables due from other financial institutions	6,357	-	6,357
Trading securities and financial assets designated at fair value	9,812	13,134	22,946
Derivative financial instruments	18,340	5,483	23,823
Available-for-sale securities	6,447	49,353	55,800
Loans (net of provisions)	70,868	535,369	606,237
Regulatory deposits with central banks overseas	573	372	945
Due from subsidiaries	142,455	-	142,455
Investments in associates	-	46	46
Investments in subsidiaries	-	3,975	3,975
All other assets	4,649	11,231	15,880
Total assets	275,906	618,963	894,869
Liabilities
Payables due to other financial institutions	21,753	22	21,775
Deposits and other borrowings	458,829	18,864	477,693
Other financial liabilities at fair value through income statement	4,038	-	4,038
Derivative financial instruments	18,321	6,590	24,911
Debt issues	50,415	93,701	144,116
Due to subsidiaries	143,834	-	143,834
All other liabilities	8,060	595	8,655
Total liabilities excluding loan capital	705,250	119,772	825,022
Loan capital	1,641	16,025	17,666
Total liabilities	706,891	135,797	842,688
Net assets/(net liabilities)	(430,985)	483,166	52,181

220	2017 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2016	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	15,186	-	15,186
Receivables due from other financial institutions	8,325	-	8,325
Trading securities and financial assets designated at fair value	12,847	5,715	18,562
Derivative financial instruments	24,872	7,218	32,090
Available-for-sale securities	12,617	43,544	56,161
Loans (net of provisions)	70,686	509,053	579,739
Regulatory deposits with central banks overseas	655	614	1,269
Due from subsidiaries	143,549	-	143,549
Investments in subsidiaries	-	4,622	4,622
All other assets	4,598	11,619	16,217
Total assets	293,335	582,385	875,720
Liabilities
Payables due to other financial institutions	17,969	172	18,141
Deposits and other borrowings	441,290	14,452	455,742
Other financial liabilities at fair value through income statement	4,371	-	4,371
Derivative financial instruments	24,096	11,113	35,209
Debt issues	52,196	93,380	145,576
Due to subsidiaries	142,808	-	142,808
All other liabilities	8,063	804	8,867
Total liabilities excluding loan capital	690,793	119,921	810,714
Loan capital	2,173	13,632	15,805
Total liabilities	692,966	133,553	826,519
Net assets/(net liabilities)	(399,631)	448,832	49,201

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

VaR seeks to take account of all material market variables that may cause a change in the value of the portfolio, including interest rates, foreign exchange rates, price changes, volatility and the correlations between these variables. Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk unit which monitors market risk exposures against VaR and structural concentration limits. These are supplemented by escalation triggers for material profits or losses and stress testing of risks beyond the 99% confidence interval.

The key parameters of VaR are:

Holding period	1 day
Confidence level	99%
Period of historical data used	1 year

2017 Westpac Group Annual Report	221

Note 22. Financial risk (continued)

22.4.2 Traded market risk

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

Consolidated and Parent Entity	2017			2016			2015
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	16.0	4.6	8.5	14.0	4.6	8.8	18.1	7.0	11.4
Foreign exchange risk	9.4	0.6	3.1	12.2	1.4	5.1	11.8	0.5	3.6
Equity risk	0.4	0.0	0.1	2.9	0.1	0.3	0.6	0.1	0.3
Commodity risk[1]	14.1	3.3	6.6	4.5	1.4	2.7	5.7	1.7	3.1
Other market risks[2]	5.1	3.5	4.2	6.0	2.6	3.6	6.7	2.9	4.6
Diversification effect	n/a	n/a	(8.6)	n/a	n/a	(8.0)	n/a	n/a	(7.2)
Net market risk	22.9	9.7	13.9	18.7	7.7	12.5	23.5	9.0	15.8

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

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (decrease) over the next 12 months as a percentage of reported net interest income:

	2017				2016
		Maximum	Minimum	Average		Maximum	Minimum	Average
%	As at	Exposure	Exposure	Exposure	As at	Exposure	Exposure	Exposure
Consolidated	0.62	0.62	(0.01)	0.31	0.89	1.08	0.14	0.47
Parent Entity	0.34	0.34	(0.33)	0.05	0.54	0.85	(0.11)	0.23

Value at Risk - IRRBB1

The table below depicts VaR for IRRBB:

	2017				2016
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	57.3	57.3	27.0	40.8	49.5	53.6	31.1	39.4

As at 30 September 2017 the Value at Risk – IRRBB for the Parent Entity was $56.9 million (2016: $42.9 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 21.

The same controls as used to monitor traded market risk allow management to continuously monitor and manage IRRBB.

1 IRRBB VaR includes interest rate risk, credit spread risk on liquid assets and other basis risks as used for internal management purposes.

222	2017 Westpac Group Annual Report

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

▪                  independent price verification;

▪                  fair value adjustments; and

▪                  financial reporting.

2017 Westpac Group Annual Report	223

Note 23. Fair values of financial assets and financial liabilities (continued)

A key element of the Framework is the Revaluation Committee, comprising senior valuation specialists from within the Group. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

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

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures.
All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.

Foreign exchange products	Derivatives	FX spot and futures contracts

Equity products	Derivatives Trading securities and financial assets designated at fair value Other financial liabilities at fair value through income statement	Listed equities and equity indices

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Other financial liabilities at fair value through income statement	Australian and New Zealand Commonwealth government bonds

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

224	2017 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices.  Valuation techniques include:

▪                  the use of market standard discounting methodologies;

▪                  option pricing models; and

▪                  other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes:	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced from brokers and consensus data providers.

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

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS).

Valued using an industry approach to value floating rate debt with prepayment features. The main inputs to the model are the trading margin and the weighted average life (WAL) of the security. These inputs are sourced from a consensus data provider.  If consensus prices are not available these are classified as Level 3 instruments.

2017 Westpac Group Annual Report	225

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Regulatory deposits Other financial liabilities through income statement	State and other government bonds, corporate bonds and commercial paper. Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities.	Valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

226	2017 Westpac Group Annual Report

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

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation

Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Collateralised loan obligations and offshore asset-backed debt instruments.

As prices for these securities are not available from a consensus provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Government securities (predominantly PNG government bonds)	Government securities from illiquid markets are classified as Level 3. Fair value is monitored by reference to recent issuances.

2017 Westpac Group Annual Report	227

Note 23. Fair values of financial assets and financial liabilities (continued)

The table below summaries the attribution of financial instruments carried at fair value to the fair value hierarchy:

Consolidated	2017				2016
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at
fair value on a recurring basis
Trading securities and financial
assets designated at fair value	6,815	17,742	767	25,324	2,431	17,897	840	21,168
Derivative financial instruments	9	24,009	15	24,033	21	32,163	43	32,227
Available-for-sale securities	7,252	52,841	617	60,710	5,047	54,914	704	60,665
Loans	-	4,587	-	4,587	-	5,562	-	5,562
Life insurance assets	2,768	7,875	-	10,643	5,076	9,116	-	14,192
Regulatory deposits with central
banks overseas	-	659	-	659	-	1,008	-	1,008
Total financial assets carried
at fair value	16,844	107,713	1,399	125,956	12,575	120,660	1,587	134,822
Financial liabilities measured at
fair value on a recurring basis
Deposits and other borrowings
at fair value	-	46,569	-	46,569	-	44,227	-	44,227
Other financial liabilities at fair
value through income statement	208	3,848	-	4,056	151	4,601	-	4,752
Derivative financial instruments	8	25,358	9	25,375	12	36,047	17	36,076
Debt issues at fair value	-	4,673	-	4,673	-	6,303	-	6,303
Life insurance liabilities	-	9,019	-	9,019	1,180	11,181	-	12,361
Total financial liabilities carried
at fair value	216	89,467	9	89,692	1,343	102,359	17	103,719

Parent Entity	2017				2016
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at
fair value on a recurring basis
Trading securities and financial
assets designated at fair value	6,797	15,648	501	22,946	1,976	15,996	590	18,562
Derivative financial instruments	9	23,799	15	23,823	21	32,027	42	32,090
Available-for-sale securities	5,480	50,256	64	55,800	3,513	52,598	50	56,161
Loans	-	4,587	-	4,587	-	5,562	-	5,562
Regulatory deposits with central
banks overseas	-	659	-	659	-	1,008	-	1,008
Total financial assets carried at fair value	12,286	94,949	580	107,815	5,510	107,191	682	113,383
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	46,023	-	46,023	-	43,171	-	43,171
Other financial liabilities at fair
value through income statement	208	3,830	-	4,038	151	4,220	-	4,371
Derivative financial instruments	8	24,894	9	24,911	12	35,180	17	35,209
Debt issues at fair value	-	2,940	-	2,940	-	3,589	-	3,589
Total financial liabilities carried
at fair value	216	77,687	9	77,912	163	86,160	17	86,340

228	2017 Westpac Group Annual Report

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

Reconciliation of non-market observables

The tables below summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3):

Consolidated 2017	Trading
	Securities and					Debt
	Financial Assets		Available-	Total		Issues	Total
	Designated		for-Sale	Level 3		at Fair	Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Value	Liabilities
Balance as at beginning of year	840	43	704	1,587	17	-	17
Gains/(losses) on assets/(gains)/
losses on liabilities recognised in:
Income statements	(26)	(8)	-	(34)	(3)	-	(3)
Available-for-sale reserve	-	-	4	4	-	-	-
Acquisition and issues	122	5	1,572	1,699	6	-	6
Disposal and settlements	(162)	(13)	(1,645)	(1,820)	(9)	-	(9)
Transfer into or out of
non-market observables	10	(12)	-	(2)	(2)	-	(2)
Foreign currency translation impacts	(17)	-	(18)	(35)	-	-	-
Balance as at end of year	767	15	617	1,399	9	-	9
Unrealised gains/(losses) recognised
in the income statements for
financial instruments held
as at 30 September 2017	(29)	(2)	-	(31)	(3)	-	(3)

Consolidated 2016	Trading
	Securities and					Debt
	Financial Assets		Available-	Total		Issues	Total
	Designated		for-Sale	Level 3		at Fair	Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Value	Liabilities
Balance as at beginning of year	1,007	44	918	1,969	39	18	57
Gains/(losses) on assets/(gains)/
losses on liabilities recognised in:
Income statements	(1)	(6)	-	(7)	(12)	6	(6)
Available-for-sale reserve	-	-	2	2	-	-	-
Acquisition and issues	83	15	3,135	3,233	11	-	11
Disposal and settlements	(245)	(11)	(3,215)	(3,471)	(17)	(24)	(41)
Transfer into or out of
non-market observables	-	1	-	1	(4)	-	(4)
Foreign currency translation impacts	(4)	-	(136)	(140)	-	-	-
Balance as at end of year	840	43	704	1,587	17	-	17
Unrealised gains/(losses) recognised
in the income statements for
financial instruments held
as at 30 September 2016	(9)	9	-	-	(1)	-	(1)

2017 Westpac Group Annual Report	229

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity 2017	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	590	42	50	682	17	17
Gains/(losses) on assets/(gains)/
losses on liabilities recognised in:
Income statements	8	(7)	-	1	(3)	(3)
Available-for-sale reserve	-	-	-	-	-	-
Acquisition and issues	32	5	14	51	6	6
Disposal and settlements	(122)	(13)	-	(135)	(9)	(9)
Transfer into or out of
non-market observables	10	(12)	-	(2)	(2)	(2)
Foreign currency translation impacts	(17)	-	-	(17)	-	-
Balance as at end of year	501	15	64	580	9	9
Unrealised gains/(losses) recognised
in the income statements for
financial instruments held
as at 30 September 2017	1	(2)	-	(1)	(3)	(3)

Parent Entity 2016	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	721	44	79	844	37	37
Gains/(losses) on assets/(gains)/
losses on liabilities recognised in:
Income statements	8	(7)	-	1	(10)	(10)
Available-for-sale reserve	-	-	2	2	-	-
Acquisition and issues	72	15	81	168	11	11
Disposal and settlements	(207)	(11)	(109)	(327)	(17)	(17)
Transfer into or out of
non-market observables	-	1	-	1	(4)	(4)
Foreign currency translation impacts	(4)	-	(3)	(7)	-	-
Balance as at end of year	590	42	50	682	17	17
Unrealised gains/(losses) recognised
in the income statements for
financial instruments held
as at 30 September 2016	1	8	-	9	(1)	(1)

230	2017 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $5 million

(30 September 2016: $6 million profit).

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

All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

2017 Westpac Group Annual Report	231

Note 23. Fair values of financial assets and financial liabilities (continued)

The following table summarises the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

Consolidated		2017
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	18,397	18,397	-	-	18,397
Receivables due from other financial institutions	7,128	4,834	1,902	392	7,128
Loans	680,332	-	-	680,568	680,568
Regulatory deposits with central banks overseas	389	389	-	-	389
Other financial assets	4,754	-	4,754	-	4,754
Total financial assets	711,000	23,620	6,656	680,960	711,236
Financial liabilities not measured at fair value
Payables due to other financial institutions	21,907	2,429	19,478	-	21,907
Deposits and other borrowings	487,022	-	484,929	2,794	487,723
Debt issues[1]	163,683	-	165,151	-	165,151
Loan capital	17,666	-	18,087	-	18,087
Other financial liabilities	7,490	-	7,490	-	7,490
Total financial liabilities	697,768	2,429	695,135	2,794	700,358

1            The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

Consolidated		2016
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	17,015	17,015	-	-	17,015
Receivables due from other financial institutions	9,951	7,128	1,887	936	9,951
Loans	656,364	-	-	657,594	657,594
Regulatory deposits with central banks overseas	382	382	-	-	382
Other financial assets	4,501	-	4,501	-	4,501
Total financial assets	688,213	24,525	6,388	658,530	689,443
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,209	1,615	16,594	-	18,209
Deposits and other borrowings	468,844	-	466,980	2,729	469,709
Debt issues[1]	163,599	-	164,811	-	164,811
Loan capital	15,805	-	15,773	-	15,773
Other financial liabilities	7,531	-	7,531	-	7,531
Total financial liabilities	673,988	1,615	671,689	2,729	676,033

1            The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

232	2017 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity		2017
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	16,405	16,405	-	-	16,405
Receivables due from other financial institutions	6,357	4,462	1,895	-	6,357
Loans	601,650	-	-	601,784	601,784
Regulatory deposits with central banks overseas	286	286	-	-	286
Due from subsidiaries	142,455	-	-	142,455	142,455
Other financial assets	4,000	-	4,000	-	4,000
Total financial assets	771,153	21,153	5,895	744,239	771,287
Financial liabilities not measured at fair value
Payables due to other financial institutions	21,775	2,304	19,471	-	21,775
Deposits and other borrowings	431,670	-	431,113	1,216	432,329
Debt issues	141,176	-	142,474	-	142,474
Due from subsidiaries	143,834	-	-	143,834	143,834
Loan capital	17,666	-	18,087	-	18,087
Other financial liabilities	6,868	-	6,868	-	6,868
Total financial liabilities	762,989	2,304	618,013	145,050	765,367

Parent Entity		2016
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	15,186	15,186	-	-	15,186
Receivables due from other financial institutions	8,325	6,441	1,884	-	8,325
Loans	574,177	-	-	574,947	574,947
Regulatory deposits with central banks overseas	261	261	-	-	261
Due from subsidiaries	143,549	-	-	143,549	143,549
Other financial assets	3,755	-	3,755	-	3,755
Total financial assets	745,253	21,888	5,639	718,496	746,023
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,141	1,557	16,584	-	18,141
Deposits and other borrowings	412,571	-	412,289	1,098	413,387
Debt issues	141,987	-	143,116	-	143,116
Due from subsidiaries	142,808	-	-	142,808	142,808
Loan capital	15,805	-	15,773	-	15,773
Other financial liabilities	6,832	-	6,832	-	6,832
Total financial liabilities	738,144	1,557	594,594	143,906	740,057

2017 Westpac Group Annual Report	233

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

Consolidated	Effects of Offsetting			Amounts Subject to Enforceable
	on Balance Sheet			Netting Arrangements But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2017
Assets
Receivables due from other financial institutions[1]	15	-	15	-	-	(14)	1
Derivative financial instruments	31,686	(7,653)	24,033	(16,707)	(2,438)	(18)	4,870
Securities purchased under agreement to resell[2]	6,887	-	6,887	-	(42)	(6,814)	31
Loans[3]	15,990	(15,925)	65	-	-	-	65
Other assets[4]	2,269	(1,615)	654	-	-	-	654
Total assets	56,847	(25,193)	31,654	(16,707)	(2,480)	(6,846)	5,621
Liabilities
Derivative financial instruments	34,642	(9,267)	25,375	(16,707)	(5,552)	(1,421)	1,695
Security repurchase agreements[5]	12,960	-	12,960	-	(2)	(12,958)	-
Deposits and other borrowings[3]	21,349	(15,925)	5,424	-	-	-	5,424
Other liabilities[4]	13	(1)	12	-	-	-	12
Total liabilities	68,964	(25,193)	43,771	(16,707)	(5,554)	(14,379)	7,131
2016
Assets
Receivables due from other
financial institutions[1]	18	-	18	-	-	(17)	1
Derivative financial instruments	44,886	(12,659)	32,227	(22,551)	(1,774)	(118)	7,784
Securities purchased under agreement to resell[2]	3,260	-	3,260	-	(14)	(3,246)	-
Loans[3]	22,036	(21,963)	73	-	-	-	73
Other assets[4]	2,926	(2,148)	778	-	-	-	778
Total assets	73,126	(36,770)	36,356	(22,551)	(1,788)	(3,381)	8,636
Liabilities
Derivative financial instruments	50,110	(14,034)	36,076	(22,551)	(8,031)	(3,041)	2,453
Security repurchase agreements[5]	9,372	-	9,372	-	(1)	(9,371)	-
Deposits and other borrowings[3]	29,706	(21,963)	7,743	-	-	-	7,743
Other liabilities[4]	773	(773)	-	-	-	-	-
Total liabilities	89,961	(36,770)	53,191	(22,551)	(8,032)	(12,412)	10,196

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

4            Gross amounts consist of initial and variation margin held directly with central clearing counterparties, where variation margin is receivable it is reported as part of Other in Note 27. Where variation margin is payable it is reported as part of Other in Note 29. Amounts offset relate to variation margin.

5            Security repurchase agreements form part of Note 16 recognised at amortised cost and part of Note 18 recognised at fair value through income statement.

234	2017 Westpac Group Annual Report

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities (continued)

Parent Entity	Effects of Offsetting			Amounts Subject to Enforceable
	on Balance Sheet			Netting Arrangements But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2017
Assets
Receivables due from other financial institutions[1]	15	-	15	-	-	(14)	1
Derivative financial instruments	31,476	(7,653)	23,823	(16,552)	(2,312)	(18)	4,941
Securities purchased under agreement to resell[2]	6,887	-	6,887	-	(42)	(6,814)	31
Loans[3]	15,990	(15,925)	65	-	-	-	65
Other assets[4]	2,269	(1,615)	654	-	-	-	654
Total assets	56,637	(25,193)	31,444	(16,552)	(2,354)	(6,846)	5,692
Liabilities
Derivative financial instruments	34,178	(9,267)	24,911	(16,522)	(5,179)	(1,421)	1,789
Security repurchase agreements[5]	12,942	-	12,942	-	(2)	(12,940)	-
Deposits and other borrowings[3]	21,349	(15,925)	5,424	-	-	-	5,424
Other liabilities[4]	13	(1)	12	-	-	-	12
Total liabilities	68,482	(25,193)	43,289	(16,522)	(5,181)	(14,361)	7,225
2016
Assets
Receivables due from other financial institutions[1]	18	-	18	-	-	(17)	1
Derivative financial instruments	44,749	(12,659)	32,090	(22,431)	(1,716)	(118)	7,825
Securities purchased under agreement to resell[2]	3,260	-	3,260	-	(14)	(3,246)	-
Loans[3]	22,036	(21,963)	73	-	-	-	73
Other assets[4]	2,926	(2,148)	778	-	-	-	778
Total assets	72,989	(36,770)	36,219	(22,431)	(1,730)	(3,381)	8,677
Liabilities
Derivative financial instruments	49,243	(14,034)	35,209	(22,431)	(7,344)	(3,041)	2,393
Security repurchase agreements[5]	8,991	-	8,991	-	(1)	(8,990)	-
Deposits and other borrowings[3]	29,706	(21,963)	7,743	-	-	-	7,743
Other liabilities[4]	773	(773)	-	-	-	-	-
Total liabilities	88,713	(36,770)	51,943	(22,431)	(7,345)	(12,031)	10,136

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

4            Gross amounts consist of initial and variation margin held directly with central clearing counterparties, where variation margin is receivable it is reported as part of Other in Note 27. Where variation margin is payable it is reported as part of Other in Note 29. Amounts offset relate to variation margin.

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

2017 Westpac Group Annual Report	235

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

Own assets securitised

Securitisation of its own assets is used by Westpac as a funding and liquidity tool.

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

Undrawn funding and liquidity facilities of $511 million were provided by Westpac (30 September 2016: $503 million) for the securitisation of its own assets.

Customer conduits

Westpac also facilitates securitisation structures to arrange funding on behalf of customers in customer conduits through a subsidiary (Waratah Receivables Corporation Limited and its subsidiaries). The assets securitised are not assets of Westpac.  The lending provided to the customer conduits is disclosed in Note 10 and the funding liability is disclosed in Note 19.

Westpac provided undrawn liquidity facilities to the customer conduits of $392 million at 30 September 2017 (30 September 2016: $936 million).

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

The cash consideration received is recognised as a liability (Security repurchase agreements). Refer to Notes 16 and 18 for further details.

236	2017 Westpac Group Annual Report

Notes to the financial statements

Note 25. Securitisation, covered bonds and other transferred assets (continued)

The following table presents Westpac’s assets transferred and their associated liabilities:

Consolidated			For those liabilities that only have recourse to
			the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	associated	Net fair value
$m	assets	liabilities	assets	liabilities	position
2017
Securitisation - own assets[1]	8,249	8,209	8,282	8,223	59
Covered bonds[2]	42,122	34,516	n/a	n/a	n/a
Repurchase agreements	18,746	12,960	n/a	n/a	n/a
Total[4]	69,117	55,685	8,282	8,223	59

2016
Securitisation - own assets[1]	9,503	9,445	9,557	9,382	175
Covered bonds[2]	45,409	33,529	n/a	n/a	n/a
Repurchase agreements[3]	11,647	9,372	n/a	n/a	n/a
Total[4]	66,559	52,346	9,557	9,382	175

Parent Entity			For those liabilities that only have recourse to
			the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	associated	Net fair value
$m	assets	liabilities	assets	liabilities	position
2017
Securitisation - own assets[1]	98,368	97,872	98,434	94,735	3,699
Covered bonds[2]	35,202	29,698	n/a	n/a	n/a
Repurchase agreements	18,728	12,942	n/a	n/a	n/a
Total	152,298	140,512	98,434	94,735	3,699

2016
Securitisation - own assets[1]	94,853	94,364	94,944	91,794	3,150
Covered bonds[2]	38,237	30,211	n/a	n/a	n/a
Repurchase agreements	11,265	8,991	n/a	n/a	n/a
Total	144,355	133,566	94,944	91,794	3,150

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

3            Comparatives have been revised for consistency.

4            This table excludes securitisation – customer conduits as the assets securitised are not assets of Westpac.

2017 Westpac Group Annual Report	237

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

Brand names

Brand names acquired in a business combination including St.George, BT, BankSA and RAMS, are recognised at cost. Subsequently brand names are not amortised but tested for impairment at least annually or whenever there is an indication of impairment.

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

238	2017 Westpac Group Annual Report

Notes to the financial statements

Note 26. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Goodwill[1]
Opening balance	9,030	9,010	6,844	6,844
Other adjustments	(18)	20	-	-
Closing balance	9,012	9,030	6,844	6,844
Computer software
Opening balance	1,781	1,654	1,635	1,512
Additions	766	696	692	628
Impairment	(14)	(6)	(14)	(6)
Amortisation	(614)	(565)	(558)	(497)
Other adjustments	(3)	2	3	(2)
Closing balance	1,916	1,781	1,758	1,635
Cost	5,059	4,453	4,249	3,693
Accumulated amortisation and impairment	(3,143)	(2,672)	(2,491)	(2,058)
Carrying amount	1,916	1,781	1,758	1,635
Brand Names
Opening balance	670	670	636	636
Closing balance	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Opening balance	187	352	187	352
Amortisation	(166)	(165)	(166)	(165)
Closing balance	21	187	21	187
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(1,473)	(1,307)	(1,258)	(1,092)
Carrying amount	21	187	21	187
Other intangible assets
Opening balance	53	89	3	27
Additions through business combination	-	4	-	-
Amortisation	(20)	(40)	(3)	(24)
Closing balance	33	53	-	3
Cost	398	398	160	160
Accumulated amortisation and impairment	(365)	(345)	(160)	(157)
Carrying amount	33	53	-	3
Total intangible assets[1]	11,652	11,721	9,259	9,305

1            Comparatives have been revised for changes in accounting policy. Refer to Note 1(iv) for further details.

2017 Westpac Group Annual Report	239

Note 26. Intangible assets (continued)

Goodwill has been allocated to the following CGU’s:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Consumer Bank	3,359	3,359	3,144	3,144
Business Bank	2,513	2,513	2,378	2,378
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	2,048	2,048	835	835
New Zealand Retail Banking	472	489	-	-
BT New Zealand	13	14	-	-
Hastings	120	120	-	-
Total goodwill	9,012	9,030	6,844	6,844

Significant assumptions used in recoverable amount calculations

Assumptions are used to determine the CGU’s recoverable amount for goodwill, which is based on value-in-use calculations. Value-in-use refers to the present value of expected cash flows under its current use. The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

▪                  Group’s equity rate was 11.0% (2016: 11.0%)

▪                  Group’s adjusted pre-tax equity rate for:

o                 Australia was 15.7% (2016: 15.7%)

o                 New Zealand was 15.3% (2016: 15.3%)

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

Note 27. Other assets

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Accrued interest receivable	1,193	1,118	1,029	948
Securities sold not delivered	1,408	1,195	1,388	1,192
Deferred acquisition costs	86	101	1	1
Trade debtors	810	744	358	305
Prepayments	220	216	182	148
Accrued fees and commissions	149	171	64	71
Other	1,496	1,588	1,296	1,390
Total other assets	5,362	5,133	4,318	4,055

240	2017 Westpac Group Annual Report

Notes to the financial statements

Note 28. Provisions

Accounting policy

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated.

Employee benefits – long service leave

Long service leave must be granted to employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the payments factor in expected employee service periods and average salary increases which are then discounted.

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

Critical accounting assumptions and estimates

Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Judgement has also been applied in determining the measurement of the customer refunds and payments referred to in Note 29.

Payments that are expected to be incurred after more than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

Provisions carried for long service leave are supported by an independent actuarial report.

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
$m	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
Consolidated
Balance at 1 October 2016	379	696	32	272	27	14	1,420
Additions	64	878	56	-	2	5	1,005
Utilisation	(39)	(829)	(43)	-	(3)	(12)	(926)
Reversal of unutilised provisions	(5)	(3)	(3)	-	-	(1)	(12)
Unwinding of discount	-	-	-	5	-	-	5
Other	-	(5)	-	(24)	-	(1)	(30)
Balance at 30 September 2017	399	737	42	253	26	5	1,462
Parent Entity
Balance at 1 October 2016	346	616	24	240	27	14	1,267
Additions	63	831	42	-	2	5	943
Utilisation	(35)	(792)	(36)	-	(3)	(12)	(878)
Reversal of unutilised provisions	(5)	(11)	-	-	-	(1)	(17)
Unwinding of discount	-	-	-	4	-	-	4
Other	(2)	-	(1)	(20)	-	(1)	(24)
Balance at 30 September 2017	367	644	29	224	26	5	1,295

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2017:

▪                  $23 million (2016: $15 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪                  $9 million (2016: $11 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪                  $6 million (2016: $4 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

2017 Westpac Group Annual Report	241

Note 28. Provisions (continued)

▪                  $2 million (2016: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);

▪                  $1 million (2016: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);

▪                  $2 million (2016: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and

▪                  $1 million (2016: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

Note 29. Other liabilities

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Unearned insurance premiums	396	388	-	-
Outstanding insurance claims	339	331	-	-
Defined benefit deficit[1]	43	282	30	256
Accrued interest payable	2,727	2,579	2,416	2,262
Credit card loyalty program[2]	284	270	16	15
Securities purchased not delivered	1,315	1,695	1,315	1,692
Trade creditors and other accrued expenses	1,111	1,124	892	884
Other[2,3]	2,568	2,335	2,457	2,177
Total other liabilities	8,783	9,004	7,126	7,286

[1] Refer to Note 38 for more details.
[2] Comparatives have been revised for consistency.

[3]            2017 includes customer refunds and payments of $169 million. Some of the payments provided for include: payment to superannuation customers who previously had their claims denied, so that these customers now benefit from our improved disclosure practices; payments to customers who did not receive all the benefits they were entitled to under their ‘packaged accounts’; and refunds where ongoing advice fees were paid but we are unable to formally demonstrate that the advice service was provided in the relevant period. The determination of the amount recognised for these payments involves the exercise of significant judgement (refer to critical accounting assumptions and estimates in Note 28). Further information on regulatory action and internal reviews is included in the contingent liabilities section of Note 31.

Note 30. Operating lease commitments

Westpac leases various commercial and retail premises and related plant and equipment. The lease commitments at 30 September are as follows:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Due within one year	548	537	480	463
Due after one year but not later than five years	1,591	1,319	1,395	1,120
Due after 5 years	1,994	1,275	1,652	1,046
Total lease commitments	4,133	3,131	3,527	2,629

Operating leases are entered into to meet the business needs of entities in the Group. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates.

Leased premises that have become excess to the Group’s business needs have been sublet where possible.

The future minimum lease payments receivable from non-cancellable sub-leases were $9 million (2016: $11 million) for both the Group and Parent Entity.

242	2017 Westpac Group Annual Report

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

Undrawn credit commitments excluding derivatives at 30 September are as follows:

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Undrawn credit commitments
Letters of credit and guarantees[1]	15,460	16,435	14,908	15,725
Commitments to extend credit[2]	178,443	176,811	156,423	154,783
Other	648	235	648	235
Total undrawn credit commitments	194,551	193,481	171,979	170,743

[1]            Letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

[2]            Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2017 the Group had offered $5.5 billion (2016: $5.6 billion) of facilities to customers, which had not yet been accepted.

Consolidated 2017	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
Letters of credit and guarantees	8,797	2,860	1,009	2,794	15,460
Commitments to extend credit	66,663	34,523	16,906	60,351	178,443
Other	-	-	100	548	648
Total undrawn credit commitments	75,460	37,383	18,015	63,693	194,551

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Contingent liabilities

Regulatory action and internal reviews

Globally, regulators continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, in Australia, currently include investigations into potential misconduct in credit and financial services. For example, regulators such as ASIC, APRA, ACCC and AUSTRAC are currently conducting reviews (some of which are industry-wide) that consider a range of matters, including in relation to sales practices, responsible lending (including in the context of reverse mortgages and interest only lending), financial adviser conduct (including compliance with the obligation to act in the client’s best interests), the provision of personal and general advice, life insurance claims handling and the pricing of residential mortgages. These reviews may result in litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action by regulators. Westpac has received various notices and requests for information from its regulators as part of both industry-wide and Westpac-specific reviews.

In addition, Westpac is undertaking a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These reviews have identified, and may continue to identify, some prior instances where we are now taking or will take action to put things right (including in relation to areas of industry focus such as record keeping and the way some product terms and conditions are operationalised) so that our customers are not at a disadvantage from certain past practices.

An assessment of the likely cost to the Group of these reviews and actions has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

2017 Westpac Group Annual Report	243

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

Litigation

There are outstanding court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

▪                  As part of ASIC’s ongoing industry-wide investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that is the subject of the proceedings is alleged to have occurred between 6 April 2010 and 6 June 2012. Westpac is defending these proceedings. ASIC is seeking from the court declarations that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market.

▪                  In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to BBSW. Those proceedings are at a very early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

▪                  On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). For further information, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

▪                  On 22 December 2016, ASIC commenced Federal Court proceedings against BT Financial Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions, BTFM and WSAL are defending the proceedings.

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

Contingent tax risk

Tax and regulatory authorities are reviewing the taxation treatment of certain transactions undertaken by the Group in the course of normal business activities and the claiming of tax incentives (including research and development tax incentives). The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries. These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

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

244	2017 Westpac Group Annual Report

Notes to the financial statements

CAPITAL AND DIVIDENDS

Note 32. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs.

Non-controlling interests

Non-controlling interests represent the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity.

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

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Share capital
Ordinary share capital, fully paid	34,889	33,469	34,889	33,469
Restricted Share Plan (RSP) treasury shares held[1]	(434)	(366)	(434)	(366)
Other treasury shares held[2]	(61)	(89)	(3)	(3)
Total treasury shares held	(495)	(455)	(437)	(369)
Total share capital	34,394	33,014	34,452	33,100
Non-controlling interests	54	61	-	-

1            2017: 3,549,035 unvested shares held (2016: 3,472,010).

2            2017: 4,652,579 shares held (2016: 5,577,632).

2017 Westpac Group Annual Report	245

Note 32. Shareholders’ equity (continued)

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares.

Consolidated and Parent Entity
(number)	2017	2016
Opening balance	3,346,166,853	3,183,907,786
Share entitlement offer[1]	-	138,998,404
Dividend reinvestment plan[2]	48,197,426	23,260,663
Closing balance	3,394,364,279	3,346,166,853

1            The price for the issuance of shares in relation to the entitlement offer was $25.50. Net issue costs of $36 million were recognised in contributed equity.

2            The price for the issuance of shares in relation to the dividend reinvestment plan for the 2017 interim dividend was $29.79 (2016 final dividend was $31.32, 2016 interim dividend was $30.43 and 2015 final dividend was $31.83).

Ordinary shares purchased on market

	2017	2017
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	862,912	30.97
Restricted share plan (RSP)[1]	2,123,635	32.08
WPP - options exercised[2]	52,745	31.55
WPP - share rights exercised	142,093	31.03
LTI - options exercised[2]	326,178	33.52
As treasury shares:
Treasury shares purchased (excluding RSP)[3,4]	275,014	33.59
Treasury shares sold[5]	(1,200,067)	32.62
Total ordinary shares purchased/(sold) on market[6]	2,582,510

1           Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

2           The average exercise price received was $23.98 on the exercise of the WPP options and $28.54 on the exercise of the LTI options.

3           Treasury shares include ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac for equity derivatives sold to customers.

4           Treasury shares purchased (excluding RSP) by the Parent Entity during the year was nil.

5           Treasury shares sold by the Parent Entity during the year was 6,321 shares at an average price of $31.35.

6           The purchase of ordinary shares on market resulted in a tax benefit of $0.7 million being recognised as contributed equity.

For details of the share-based payment arrangements refer to Note 37.

246	2017 Westpac Group Annual Report

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Available-for-sale securities reserve
Opening balance	10	(25)	10	(41)
Net gains/(losses) from changes in fair value	75	53	88	69
Income tax effect	(19)	(15)	(26)	(19)
Transferred to income statements	(3)	(8)	(3)	(1)
Income tax effect	1	2	1	-
Exchange differences	-	3	-	2
Closing balance	64	10	70	10
Share-based payment reserve
Opening balance	1,333	1,217	1,221	1,108
Share-based payment expense	98	116	101	113
Closing balance	1,431	1,333	1,322	1,221
Cash flow hedging reserve
Opening balance	(172)	26	(78)	131
Net gains/(losses) from changes in fair value	(91)	(304)	(42)	(193)
Income tax effect	27	89	13	58
Transferred to income statements	115	21	19	(106)
Income tax effect	(33)	(4)	(6)	32
Closing balance	(154)	(172)	(94)	(78)
Foreign currency translation reserve
Opening balance	(413)	(175)	(404)	(299)
Exchange differences on translation of foreign operations (net of associated hedges)	(116)	(238)	(77)	(105)
Closing balance	(529)	(413)	(481)	(404)
Other reserves
Opening balance	(19)	(17)	41	41
Transactions with owners	1	(2)	-	-
Closing balance	(18)	(19)	41	41
Group’s share of reserves of associates	-	(12)	-	-
Total reserves	794	727	858	790

2017 Westpac Group Annual Report	247

Note 33. Capital adequacy

APRA measures an ADI’s regulatory capital using three measures:

Level of capital	Definition
Common Equity Tier 1 Capital (CET1)

Comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.

Tier 1 Capital

The sum of CET1 and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics.

Total Regulatory Capital

The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain a minimum Common Equity Tier 1 (CET1) ratio of at least 4.5%, Tier 1 ratio of at least 6.0% and Total Regulatory Capital of at least 8.0%. APRA may also require ADIs, including, Westpac, to meet Prudential Capital Requirements (PCRs) above the minimum capital ratios. APRA does not allow the PCRs for individual ADIs to be disclosed.

APRA also requires ADIs to hold additional CET1 buffers comprising of:

▪                  a capital conservation buffer (CCB) of 3.5% for ADIs designated by APRA as domestic systemically important banks (D-SIBs) unless otherwise determined by APRA, which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and

▪                  a countercyclical capital buffer. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to zero for Australia and New Zealand.

Collectively, the above buffers are referred to as the “Capital Buffer” (CB). Should the CET1 capital ratio fall within the capital buffer range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 Capital distributions and discretionary staff bonuses.

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

Westpac evaluates these considerations through the Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪                  the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

▪                  consideration of both economic and regulatory capital requirements;

▪                  a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

▪                  consideration of the perspective of external stakeholders’, including rating agencies and equity and debt investors.

In light of APRA’s announcement on ‘unquestionably strong’ capital on 19 July 2017, Westpac has ceased to use its preferred range of 8.75% to 9.25% as a guide to managing capital levels. Westpac will revise its preferred range for the CET1 ratio once APRA finalises its review of the capital adequacy framework. In the interim, Westpac will seek to operate with a CET1 ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

▪                  current regulatory capital minimums and the capital conservation buffer (CCB), which together are the total CET1 requirement;

▪                  stress testing to calibrate an appropriate buffer against a downturn; and

▪                  quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

248	2017 Westpac Group Annual Report

Notes to the financial statements

Note 34. Dividends

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 94 cents per share (2016: 94 cents, 2015: 94 cents)
all fully franked at 30%	3,186	3,142	2,988	3,191	3,145
Total dividends not recognised at year end	3,186	3,142	2,988	3,191	3,145

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP). The Board has decided to issue new shares to satisfy the DRP for the 2017 final dividend. The DRP will not include a discount.

The Board considered a range of factors including the impact of the Bank Levy on shareholders (which equated to 2 cents per share in the second half of 2017), however decided to leave the dividend unchanged at 94 cents per share.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent years are $1,063 million (2016: $911 million; 2015: $793 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2017 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2016: NZ$0.07, 2015: NZ$0.06) per share will be attached to the proposed 2017 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$375 million (2016: NZ$423 million, 2015: NZ$522 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

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

2017 Westpac Group Annual Report	249

Note 35. Investments in subsidiaries and associates (continued)

The following table includes the material controlled entities of the Group as at 30 September 2017.

Name	Country of Incorporation	Name	Country of Incorporation
Advance Asset Management Limited	Australia	Westpac Covered Bond Trust	Australia
Asgard Capital Management Limited	Australia	Westpac Equity Holdings Pty Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac General Insurance Limited	Australia
BT Funds Management Limited	Australia	Westpac General Insurance Services Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Life Insurance Services Limited	Australia
Crusade ABS Series 2016-1 Trust	Australia	Westpac Securities Limited	Australia
Crusade ABS Series 2017-1 Trust	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Crusade Trust No.2P of 2008	Australia	BT Funds Management (NZ) Limited	New Zealand
Hastings Funds Management Limited	Australia	Westpac Life-NZ-Limited	New Zealand
Hastings Management Pty Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2014-1 WST Trust	Australia	Westpac NZ Covered Bond Limited[1]	New Zealand
Series 2014-2 WST Trust	Australia	Westpac NZ Securitisation Limited[1]	New Zealand
Series 2015-1 WST Trust	Australia	Westpac Securities NZ Limited	New Zealand
St. George Finance Limited	Australia	Westpac Term PIE Fund[2]	New Zealand
St. George Motor Finance Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea

1           The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

2           The Group has funding agreements in place with this entity and is deemed to have exposure to the associated risks and rewards. The entity is consolidated where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

▪                  Westpac Cash PIE Fund;

▪                  Westpac Notice Saver PIE Fund; and

▪                  Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2017	2016
St.George Motor Finance Limited	75.0%	75.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

Non-controlling interests

Details of the balance of non-controlling interests are set out in Note 32. There are no non-controlling interests that are material to the Group.

Significant restrictions

There were no significant restrictions on the ability to transfer cash or other assets, pay dividends or other capital distributions, provide or repay loans and advances between the entities within the Group subject to local regulatory requirements. There were also no significant restrictions on Westpac’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of non-controlling interests.

Associates

On 26 May 2017, the Group sold 60 million shares of BTIM, which reduced the Group’s ownership to approximately 10%. Following completion of the sale, the remaining interest in BTIM was reclassified to available-for-sale securities.

The following table summarises the financial information of BTIM and reconciles the summarised financial information to the carrying amount of the Group’s 29.0% investment in BTIM as at 26 May 2017 immediately prior to the sale (30 September 2016: 29.5%). The table also summarises the gain recognised on the sale of the Group’s interest in BTIM as well as the fair value of the remaining interest in BTIM initially recognised in available-for-sale securities.

250	2017 Westpac Group Annual Report

Notes to the financial statements

Note 35. Investments in subsidiaries and associates (continued)

Consolidated	Period ended	12 months ended
$m	26 May 2017	30 September 2016
Summarised results
Revenue for the period	262	455
Net profit for the period	90	142
Other comprehensive income for the period	11	(83)
Total comprehensive income (100%)	101	59
Group’s share of net profit[1]	26	42
Equity accounting adjustments	(13)	(22)
Group’s share in net profit recognised in the income statement	13	20
Group’s share of other comprehensive income[1]	4	(24)
Tax effect on Group’s share of other comprehensive income	(1)	7
Share of total comprehensive income recognised by the Group	16	3
Dividends received from associates during the period	22	34
Summarised balance sheet
Total assets	887	913
Total liabilities	(122)	(169)
Total net assets (100%)	765	744
Group’s share of total net assets[1]	222	220
Other equity accounting adjustments	-	(6)
Fair value adjustments (including notional goodwill) on acquisition (net of amortisation)	491	504
Carrying amount of interest in BTIM[2]	713	718
Carrying amount of interest in BTIM sold	(471)	n/a
Carrying amount of remaining interest reclassified to available-for-sale securities	(242)	n/a
Remaining interest in BTIM accounted for under equity method	-	718
Fair value of remaining interest reclassified to available-for-sale securities	375	n/a
Proceeds from sale of BTIM interest, net of transaction costs	630	n/a
Amount of reserves recycled to profit or loss	(13)	n/a
Gain on sale of interest in BTIM	279	n/a
Fair value of investment	n/a	807
[1] Represents the Group’s share of BTIM (26 May 2017: 29.0%, 30 September 2016: 29.5%).
[2] The amount disclosed as at 26 May 2017 represented the carrying value of interest in BTIM immediately prior to the sale.

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2017

No businesses were sold in the year ended 30 September 2017.

Businesses disposed during the year ending 30 September 2016

Pacific Islands

Westpac sold its banking operations in Solomon Islands and Vanuatu to the Bank of South Pacific Limited (BSP). Settlement occurred on 30 October 2015 and 1 July 2016 respectively, with a gain of $1 million recognised in non-interest income.

The total cash consideration paid, net of transaction costs and cash held, was $104 million.

Details of the assets and liabilities over which control was lost are provided in Note 41.

2017 Westpac Group Annual Report	251

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

252	2017 Westpac Group Annual Report

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

Consolidated 2017	Investment in
	Third Party
	Mortgage and			Interest
	Other	Financing to	Group	in Other
	Asset-Backed	Securitisation	Managed	Structured
$m	Securities[1]	Vehicles	Funds	Entities	Total
Assets
Receivables due from other financial institutions	-	392	-	-	392
Trading securities and financial assets designated at fair value	1,740	-	-	674	2,414
Available-for-sale securities	6,981	-	-	-	6,981
Loans	-	20,032	44	22,488	42,564
Life insurance assets	-	-	4,344	1,735	6,079
Other assets	-	-	52	-	52
Total on-balance sheet exposures	8,721	20,424	4,440	24,897	58,482
Total notional amounts of off-balance sheet exposures	-	5,802	66	7,718	13,586
Maximum exposure to loss	8,721	26,226	4,506	32,615	72,068
Size of structured entities[2]	60,573	26,226	70,070	134,548	291,417

1           The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.

2           Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Consolidated 2016	Investment in
	Third Party
	Mortgage and			Interest
	Other	Financing to	Group	in Other
	Asset-Backed	Securitisation	Managed	Structured
$m	Securities[1]	Vehicles	Funds	Entities	Total
Assets
Receivables due from other financial institutions	-	936	-	-	936
Trading securities and financial assets designated at fair value	1,955	-	4	1,870	3,829
Available-for-sale securities	4,253	-	-	-	4,253
Loans	-	18,339	111	23,673	42,123
Life insurance assets	90	-	291	2,450	2,831
Other assets	3	-	55	-	58
Total on-balance sheet exposures	6,301	19,275	461	27,993	54,030
Total notional amounts of off-balance sheet exposures	-	3,469	62	7,078	10,609
Maximum exposure to loss	6,301	22,744	523	35,071	64,639
Size of structured entities[2]	40,320	22,744	62,397	146,488	271,949

1           The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.

2           Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

2017 Westpac Group Annual Report	253

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

Employee share plan (ESP)

The value of shares expected to be allocated to employees for nil consideration is recognised as an expense over the financial year and provided for as other employee benefits.  The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised in equity.  Alternatively, shares may be purchased on market to satisfy the obligation to employees.

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	The mandatory deferral of a portion of short-term incentives for New Zealand employees and key employees based outside Australia.	To reward key employees in respect of the previous financial year.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price: Shares rights Share options	Nil. The market price of Westpac shares at the start of the performance period.	Nil. The market price of Westpac shares at the start of the performance period.	n/a. n/a.	n/a. n/a.

254	2017 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Performance hurdles

Relative total shareholder return (TSR) over a 4 year performance period and average cash Return on Equity (cash ROE) over a three year performance period plus 1 year holding lock, each applying to half of the award[1] (commencing with the 2016 LTI award)[2].

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

1            Details of the TSR and cash ROE performance targets are provided in the Remuneration Report in section 4.3.

2            For the 2015 LTI awards, the TSR is subject to a four year performance period and Cash EPS compound annual growth rate (CAGR) over a three year performance period plus 1 year holding lock. For awards granted for the periods 2011 to 2014 both the TSR and CAGR hurdles are subject to a three year performance and vesting period.  TSR hurdled awards granted prior to 2011 were measured over an initial three year performance period with subsequent performance testing possible at the fourth and fifth anniversaries however further vesting may only occur if the TSR ranking has improved.

2017 Westpac Group Annual Report	255

Note 37. Share-based payments (continued)

Each share-based payment scheme is quantified below:

(i)    Westpac Long Term Incentive Plan

	Outstanding at	Granted	Exercised	Lapsed		Outstanding
	1 October	During	During	During	Outstanding at	and Exercisable at
2017	2016	the Year	the Year	the Year	30 September 2017	30 September 2017
Share options	583,018	-	326,178	-	256,840	256,840
Weighted average exercise price	$27.58	-	$28.54	-	$26.36	$26.36
Weighted average remaining contractual life	1.5 years				0.7 years
Share rights	5,275,652	930,012	-	973,760	5,231,904	6,648
Weighted average remaining
contractual life	9.9 years				10.3 years
2016	1 Oct 2015				30 Sept 2016
Share options	588,876	-	5,858	-	583,018	583,018
Weighted average exercise price	$27.61	-	$29.96	-	$27.58	$27.58
Performance share rights	4,632,477	1,788,881	334,095	811,611	5,275,652	6,648

The weighted average fair value at grant date of LTI share rights issued during the year was $19.17 (2016: $19.84).

(ii)   Westpac Performance Plan (WPP)

	Outstanding at	Granted	Exercised	Lapsed		Outstanding
	1 October	During	During	During	Outstanding at	and Exercisable at
2017	2016	the Year	the Year	the Year	30 September 2017	30 September 2017
Share options	74,094	-	52,745	21,349	-	-
Weighted average exercise price	$23.98	-	$23.98	-	-	-
Weighted average remaining contractual life	0.2 years				n/a
Share rights
One-year vesting period	92,248	114,758	51,124	463	155,419	41,124
Two-year vesting period	187,523	124,382	55,745	22,704	233,456	38,967
Three-year vesting period	111,732	27,874	35,224	-	104,382	38,821
Four-year vesting period	-	126,522	-	-	126,522	-
Total share rights	391,503	393,536	142,093	23,167	619,779	118,912
Weighted average remaining
contractual life	7.7 years				12.3 years
2016	1 Oct 2015				30 Sept 2016
Share options	158,276	-	84,182	-	74,094	74,094
Weighted average exercise price	$23.49	-	$23.05	-	$23.98	$23.98
Performance share rights	546,282	168,154	289,807	33,126	391,503	106,863

The weighted average fair value at grant date of unhurdled share rights issued during the year was $27.40 (2016: $29.85).

(iii)  Restricted Share Plan (RSP)

	Outstanding at	Granted		Forfeited
	1 October	During		During	Outstanding at
Allocation date[1]	2016	the Year	Released	the Year	30 September 2017
Granted prior to October 2009	994,050	-	318,721	-	675,329
Granted subsequent to October 2009	3,432,822	2,195,572	2,014,264	84,706	3,529,424
Total 2017	4,426,872	2,195,572	2,332,985	84,706	4,204,753
Total 2016	5,653,085	1,971,204	3,145,121	52,296	4,426,872

[1]            For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

(iv)  Employee Share Plan (ESP)

			Average Number	Total Number
	Allocation	Number of	of Shares Allocated	of Shares	Market	Total
	Date	Participants	per Participant	Allocated	Price per Share	Fair Value
2017	25 November 2016	26,966	32	862,912	$31.25	$26,966,000
2016	18 November 2015	27,816	32	890,112	$30.32	$26,988,196

256	2017 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

The 2016 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2017 is $28 million (2016: $27 million) and is provided for as other employee benefits.

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

Other significant assumptions include:

▪                  a risk free rate of 2.1% for share rights with four-year vesting period (2.1% for share rights issued to the CEO);

▪                  a dividend yield on Westpac shares of 6.0% (5.9% for share rights issued to the CEO);

▪                  volatility in the Westpac share price of 20.7%; and

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

2017 Westpac Group Annual Report	257

Note 38. Superannuation commitments (continued)

Westpac had the following defined benefit plans at 30 September 2017:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2015
Westpac New Zealand Superannuation Scheme (WNZS)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2014
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2015
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

[1] The 30 June 2017 actuarial assessment for WNZS will be available in January 2018, where applicable the 30 June 2017 interim valuation data has been used.

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

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. These valuations resulted in a funding surplus of $315 million for the year ended 30 September 2017 (2016: $354 million). Current contribution rates are as follows:

▪                  WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

▪                  WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

▪                  UKSS – contributions are made to the UKSS at the rate of £1.05 million per year.

Contributions

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Employer contributions	33	61	33	61
Member contributions	13	14	12	13

Expected employer contributions for the year ended 30 September 2018 are $32 million.

Expense recognised

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Current service cost	42	43	49	41	42
Net interest cost on net benefit liability	8	7	12	7	7
Total defined benefit expense	50	50	61	48	49

258	2017 Westpac Group Annual Report

Notes to the financial statements

Note 38. Superannuation commitments (continued)

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2017	2016	2017	2016
Benefit obligation at end of the year	2,284	2,476	2,209	2,385
Fair value of plan assets at end of the year	2,289	2,226	2,227	2,160
Net surplus/(deficit)	5	(250)	18	(225)
Defined benefit surplus (Note 27)	48	32	48	32
Defined benefit deficit (Note 29)	(43)	(282)	(30)	(257)
Net surplus/(deficit)	5	(250)	18	(225)

The average duration of the defined benefit obligation is 11 years (2016: 12 years).

Significant assumptions

	2017		2016
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	Funds	Funds	Funds	Funds
Discount rate	4.2%	2.7%-3%	3.3%	2.3%
Salary increases	3.0%	3%-5%	2.8%	3%-4.8%
Inflation rate (pensioners receive inflationary increases)	2.0%	2%-3.5%	1.8%	2%-3.2%
Life expectancy of a 60-year-old male	30.8	27.7-28.9	30.6	27.5-28.8
Life expectancy of a 60-year-old female	33.7	29.2-30.3	33.5	29.1-30.2

Sensitivity to changes in significant assumptions

The table below shows the impact of changes in assumptions on the defined benefit obligation for the WGB. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
Change in assumption	2017	2016
0.5% decrease in discount rate	116	146
0.5% increase in annual salary increases	10	19
0.5% increase in inflation rate (pensioners receive inflationary increases)	106	122
1 year increase in life expectancy	29	42

Asset allocation

Consolidated and Parent Entity	2017		2016
	Australian	Overseas	Australian	Overseas
%	Funds	Funds	Funds	Funds
Cash	4%	2%	2%	2%
Equity instruments	44%	13%	42%	20%
Debt instruments	29%	65%	26%	59%
Property	10%	10%	9%	10%
Other Assets	13%	10%	21%	9%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

2017 Westpac Group Annual Report	259

OTHER

Note 39. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2017	2016	2017	2016
Audit and audit-related fees
Audit fees
PwC Australia	17,886	18,233	17,833	18,189
Overseas PwC network firms	3,225	3,086	852	564
Total audit fees	21,111	21,319	18,685	18,753
Audit-related fees
PwC Australia	3,938	1,485	3,739	1,380
Overseas PwC network firms	68	126	65	-
Total audit-related fees	4,006	1,611	3,804	1,380
Total audit and audit-related fees	25,117	22,930	22,489	20,133
Tax fees
PwC Australia	5	23	-	23
Overseas PwC network firms	8	-	-	-
Total tax fees	13	23	-	23
Other fees
PwC Australia	1,853	2,380	912	2,176
Overseas PwC network firms	90	614	90	142
Total other fees	1,943	2,994	1,002	2,318
Total audit and non-audit fees	27,073	25,947	23,491	22,474

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage PwC on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

PwC also received fees of $6.0 million (2016: $8.1 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

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

260	2017 Westpac Group Annual Report

Notes to the financial statements

Note 40. Related party disclosures (continued)

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 35

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in
Balances due to / from subsidiaries	Balance Sheet
Dividend income / Transactions with subsidiaries	Note 4
Interest income	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 31

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

Superannuation plans

The Group contributed $329 million (2016: $318 million) to defined contribution plans and $33 million to defined benefit plans (2016: $61 million; refer to Note 38).

Remuneration of KMP

Total remuneration of the KMP was:

	Short-term	Post Employment	Other Long-term	Termination	Share-based
$	Benefits	Benefits	Benefits	Benefits	Payments	Total
Consolidated
2017	25,048,403	621,606	156,590	-	16,106,111	41,932,710
2016	24,423,422	577,061	220,264	-	16,177,450	41,398,197
Parent Entity
2017	23,859,466	545,524	156,590	-	15,268,712	39,830,292
2016	23,265,771	500,968	220,264	-	15,230,171	39,217,174

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest Payable	Closing Loan	Number of KMP
$	for the Year	Balance	with Loans
2017	739,466	15,290,320	9
2016[1]	709,238	16,388,429	9

1           Balances have been revised to include additional individual loans as at 30 September 2016.

Further details of the KMP’s remuneration, share rights and options and other transactions with KMP are included in the Remuneration report in Section 1.

2017 Westpac Group Annual Report	261

Note 40. Related party disclosures (continued)

Options and share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2017 by the CEO and other key management personnel (including their related parties):

	Latest Date of Exercise	Number of Share Rights	Number of Options	Exercise Price of Options
Managing Director & Chief Executive Officer
Brian Hartzer	Ranges from 1 October 2024 to 1 October 2031	664,710	-	n/a
Group Executives
Lyn Cobley	Ranges from 1 October 2030 to 1 October 2031	179,282	-	n/a
Brad Cooper	Ranges from 1 October 2024 to 1 October 2031	316,120	-	n/a
David Curran	Ranges from 1 October 2024 to 1 October 2031	210,876	-	n/a
George Frazis	Ranges from 1 October 2024 to 1 October 2031	258,835	-	n/a
Alexandra Holcomb	Ranges from 1 October 2024 to 1 October 2031	242,930	-	n/a
Peter King	Ranges from 1 October 2024 to 1 October 2031	269,616	-	n/a
Rebecca Lim	Ranges from 1 October 2024 to 1 October 2031	101,518	-	n/a
David Linberg	Ranges from 1 October 2024 to 1 October 2031	196,484	-	n/a
David McLean	Ranges from 1 October 2024 to 1 October 2031	212,538	-	n/a
Christine Parker	Ranges from 1 October 2024 to 1 October 2031	219,225	-	n/a
Gary Thursby	Ranges from 1 October 2024 to 1 October 2031	112,636	-	n/a

Former Group Executive

Philip Coffey	Ranges from 1 October 2024 to 1 October 2031	371,237	-	n/a

Further details of the equity holdings of KMP are included in the Remuneration report in Section 1.

Note 41. Notes to the cash flow statements

Accounting policy

Cash and cash equivalents includes cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Cash and balances with central banks

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Cash on hand	11,006	10,838	9,282	10,492	10,229
Balances with central banks	7,391	6,177	5,488	5,913	4,957
Total cash and balances with central banks	18,397	17,015	14,770	16,405	15,186

262	2017 Westpac Group Annual Report

Notes to the financial statements

Note 41. Notes to the cash flow statements (continued)

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Net profit for the year	7,997	7,460	8,068	7,843	6,307
Adjustments:
Depreciation, amortisation and impairment	1,269	1,208	1,671	1,122	1,061
Impairment charges	1,021	1,261	884	991	1,016
Net (decrease)/increase in current and deferred tax	(34)	(285)	(78)	(572)	(706)
(Increase)/decrease in accrued interest receivable	(75)	25	115	(81)	9
(Decrease)/increase in accrued interest payable	148	(47)	(291)	154	(39)
(Decrease)/increase in provisions	42	(68)	(31)	28	(64)
Other non-cash items	(242)	(311)	(1,379)	219	(246)
Cash flows from operating activities before changes in
operating assets and liabilities	10,126	9,243	8,959	9,704	7,338
Net (increase)/decrease in derivative financial instruments	(5,042)	(5,107)	11,730	(5,378)	(3,796)
Net (increase)/decrease in life insurance assets and liabilities	219	(253)	(191)	-	-
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	(5,054)	6,755	21,538	(5,194)	6,706
Loans	(26,815)	(38,082)	(39,569)	(27,677)	(35,852)
Receivables due from other financial institutions	2,653	(896)	(1,000)	1,817	(128)
Regulatory deposits with central banks overseas	308	(209)	497	294	(219)
Other assets	200	(476)	95	136	4
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	(681)	(4,488)	(10,027)	(325)	(4,861)
Deposits and other borrowings	23,062	38,771	8,526	22,518	33,508
Payables due to other financial institutions	3,859	(73)	(1,194)	3,792	459
Other liabilities	(15)	312	95	78	284
Net cash provided by/(used in) operating activities	2,820	5,497	(541)	(235)	3,443

2017 Westpac Group Annual Report	263

Note 41. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 35.

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Assets:
Cash and balances with central banks	-	138	95	-	138
Trading securities and financial assets designated at fair value	-	-	75	-	-
Available-for-sale securities	-	1	90	-	1
Loans	-	132	226	-	132
Regulatory deposits with central banks overseas	-	5	8	-	5
Property and equipment	-	3	11	-	3
Deferred tax assets	-	1	36	-	1
Intangible assets	-	1	450	-	1
Other assets	-	27	84	-	27
Total assets	-	308	1,075	-	308
Liabilities:
Deposits and other borrowings	-	264	267	-	264
Debt issues	-	-	20	-	-
Current tax liabilities	-	2	14	-	2
Provisions	-	1	98	-	1
Deferred tax liabilities	-	-	23	-	-
Other liabilities	-	6	55	-	6
Total liabilities	-	273	477	-	273
Net assets	-	35	598	-	35
Non-controlling interests	-	-	(84)	-	-
Total equity attributable to owners of Westpac Banking Corporation	-	35	514	-	35
Cash proceeds (net of transaction costs)	-	34	743	-	34
Fair value of retained interest	-	-	745	-	-
Total consideration	-	34	1,488	-	34
Reserves recycled to income statement	-	2	62	-	2
Gain/(loss) on disposal	-	1	1,036	-	1
Reconciliation of cash proceeds from disposal
Cash proceeds received (net of transaction costs)	-	34	743	-	34
Less: Cash deconsolidated	-	(138)	(95)	-	(138)
Cash consideration (paid)/received (net of transaction costs and cash held)	-	(104)	648	-	(104)

Non-cash financing activities

	Consolidated			Parent Entity
$m	2017	2016	2015	2017	2016
Shares issued under the dividend reinvestment plan	1,452	726	1,412	1,452	726

Restricted cash

The amount of cash and cash equivalents not available for use at 30 September 2017 was $38 million (2016: $48 million) for the Group and nil for the parent entity (2016: nil).

Note 42. Subsequent events

On 3 November 2017, the Group announced that it had entered into an agreement with Northill Capital regarding the sale of its interest in Hastings Management Pty Limited (HMPL). The proposed sale is subject to confirmatory due diligence and regulatory approvals.

No other matters have arisen since the year ended 30 September 2017 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

264	2017 Westpac Group Annual Report

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.                  the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2017’ are in accordance with the Corporations Act 2001, including:

i.         complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.      giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2017 and of their performance for the financial year ended on that date; and

b.              there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Brian Hartzer Managing Director & Chief Executive Officer

Sydney

6 November 2017

2017 Westpac Group Annual Report	265

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2017 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2017 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

266	2017 Westpac Group Annual Report

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2017 and 30 September 2016, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying financial statements.  Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Our audits of the consolidated financial statements of the Corporation and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  The Corporation has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements.  Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

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

PricewaterhouseCoopers

Sydney, Australia

6 November 2017

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY  NSW  2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

2017 Westpac Group Annual Report	267

This page is intentionally left blank

268	2017 Westpac Group Annual Report

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 4 October 2017

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	811,030,138	23.89
J P Morgan Nominees Australia Limited	420,061,024	12.38
Citigroup Nominees Pty Limited	178,955,828	5.27
National Nominees Limited	141,407,769	4.17
BNP Paribas Nominees Pty Ltd	74,418,788	2.19
BNP Paribas Noms Pty Ltd	41,832,919	1.23
Citigroup Nominees Pty Limited	38,476,758	1.13
HSBC Custody Nominees (Australia) Limited	22,509,159	0.66
Australian Foundation Investment Company Limited	15,545,000	0.46
AMP Life Limited	13,085,344	0.39
Argo Investments Limited	11,116,768	0.33
Milton Corporation Limited	10,490,827	0.31
IOOF Investment Management Limited	5,147,258	0.15
Navigator Australia Ltd	5,119,236	0.15
Nulis Nominees (Australia) Limited	4,648,669	0.14
UBS Nominees Pty Ltd	4,313,715	0.13
Netwealth Investments Limited	3,632,822	0.11
JMB Pty Ltd	3,145,364	0.09
BNP Paribas Nominees Pty Ltd	2,770,466	0.08
HSBC Custody Nominees (Australia) Limited - A/C 2	2,541,183	0.07
Total of Top 20 registered shareholders[1]	1,810,249,035	53.33

As at 4 October 2017 there were 633,272 holders of our ordinary shares compared to 641,374 in 2016 and 633,881 in 20152. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 4 October 2017 (approximately 98% in 2016 and 98% in 2015).

Substantial shareholders as at 4 October 2017

As at 4 October 2017 BlackRock Group (comprised of BlackRock Inc. and its subsidiaries) had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties. As detailed below, BlackRock Group became a substantial shareholder on 4 April 2017.

Significant changes in ordinary share ownership of substantial shareholders

On 30 March 2017, BlackRock Group became a substantial shareholder holding 167,986,663 ordinary shares (5.00% of total votes outstanding). They ceased to be a substantial shareholder on 31 March 2017. On 4 April 2017, BlackRock Group became a substantial shareholder holding 167,878,165 ordinary shares (5.00% of total votes outstanding). There have been no other changes in ordinary share ownership of substantial shareholders notified to Westpac since that date.

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

At 30 September 2017, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 771,859 (0.02%) of the fully paid ordinary shares outstanding.

1            As recorded on the share register by holder reference number.

2            Numbers include employee holdings previously consolidated on the share registry.

270	2017 Westpac Group Annual Report

Shareholding information

Analysis by range of holdings of ordinary shares as at 4 October 2017

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	355,416	56.12	129,437,886	3.81	25
1,001	–	5,000	213,689	33.74	479,399,802	14.12	54
5,001	–	10,000	38,340	6.06	265,081,019	7.81	10
10,001	–	100,000	25,176	3.98	522,397,578	15.39	81
100,001 and over			651	0.10	1,998,047,994	58.87	16
Totals			633,272	100.00	3,394,364,279	100.00	186

There were 12,748 shareholders holding less than a marketable parcel ($500) based on a market price of $31.86 at the close of trading on 4 October 2017.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

2017 Westpac Group Annual Report	271

Westpac Convertible Preference Shares (Westpac CPS)

Top 20 holders of Westpac CPS as at 4 October 2017

	Number of Westpac CPS	% Held
HSBC Custody Nominees (Australia) Limited	518,627	4.36
National Nominees Limited	241,288	2.03
Navigator Australia Ltd	209,245	1.76
IOOF Investment Management Limited	186,446	1.57
Nulis Nominees (Australia) Limited	181,088	1.52
J P Morgan Nominees Australia Limited	143,557	1.21
Australian Executor Trustees Limited	141,078	1.19
Netwealth Investments Limited	112,403	0.95
BT Portfolio Services Limited	100,000	0.84
Dimbulu Pty Ltd	70,000	0.59
HSBC Custody Nominees (Australia) Limited	66,674	0.56
BNP Paribas Noms Pty Ltd	65,104	0.55
BNP Paribas Nominees Pty Ltd	63,022	0.53
Mrs Linda Anne Van Lieshout	60,000	0.50
Eastcote Pty Ltd	50,000	0.42
JMB Pty Ltd	50,000	0.42
Randazzo C & G Developments Pty Ltd	50,000	0.42
Netwealth Investments Limited	45,653	0.38
Citigroup Nominees Pty Limited	38,722	0.33
Avanteos Investments Limited	30,000	0.25
Total of Top 20 registered holders[1]	2,422,907	20.38

1           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac CPS as at 4 October 2017

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	16,497	91.72	5,136,946	43.19
1,001	–	5,000	1,322	7.35	2,852,165	23.98
5,001	–	10,000	103	0.57	798,840	6.71
10,001	–	100,000	57	0.32	1,371,922	11.54
100,001 and over			8	0.04	1,733,732	14.58
Totals			17,987	100.00	11,893,605	100.00

There were seven security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $100.68 at the close of trading on 4 October 2017.

272	2017 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes

Top 20 holders of Westpac Capital Notes as at 4 October 2017

	Number of Westpac Capital Notes	% Held
HSBC Custody Nominees (Australia) Limited	679,364	4.91
BNP Paribas Noms Pty Ltd	280,026	2.02
J P Morgan Nominees Australia Limited	201,898	1.46
BT Portfolio Services Limited	200,000	1.45
IOOF Investment Management Limited	180,802	1.31
Australian Executor Trustees Limited	175,097	1.27
National Nominees Limited	164,103	1.19
Citigroup Nominees Pty Limited	159,180	1.15
HSBC Custody Nominees (Australia) Limited - A/C 2	112,391	0.81
Navigator Australia Pty Ltd	104,504	0.76
Netwealth Investments Limited	97,862	0.71
BNP Paribas Nominees Pty Ltd	96,231	0.70
V S Access Pty Ltd	90,000	0.65
Nulis Nominees (Australia) Limited	85,473	0.62
Royal Freemasons Benevolent Institution	50,000	0.36
Mr Alexander Shaw	50,000	0.36
Willimbury Pty Ltd	50,000	0.36
Mutual Trust Pty Ltd	35,721	0.26
IOOF Investment Management Limited	33,139	0.24
Plougastel Pty Ltd	30,000	0.22
Total of Top 20 registered holders[1]	2,875,791	20.81

1            As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes as at 4 October 2017

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	17,128	89.93	5,682,593	41.07
1,001	–	5,000	1,744	9.16	3,638,142	26.30
5,001	–	10,000	112	0.59	882,018	6.37
10,001	–	100,000	51	0.27	1,375,572	9.94
100,001 and over			10	0.05	2,257,365	16.32
Totals			19,045	100.00	13,835,690	100.00

There were six security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $101.30 at the close of trading on 4 October 2017.

2017 Westpac Group Annual Report	273

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 4 October 2017

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees (Australia) Limited	545,442	4.16
Citigroup Nominees Pty Limited	539,680	4.12
BT Portfolio Services Limited	250,000	1.91
Navigator Australia Ltd	154,852	1.18
Nulis Nominees (Australia) Limited	138,079	1.05
National Nominees Limited	126,110	0.96
Netwealth Investments Limited	116,930	0.89
HSBC Custody Nominees (Australia) Limited - A/C 2	111,609	0.85
IOOF Investment Management Limited	96,551	0.74
BNP Paribas Nominees Pty Ltd	83,202	0.63
Netwealth Investments Limited	74,798	0.57
Rakio Pty Ltd	63,000	0.48
Alsop Pty Ltd	60,000	0.46
BNP Paribas Noms Pty Ltd	59,571	0.45
Dimbulu Pty Ltd	51,000	0.39
Domer Mining Co P/L	50,000	0.38
Royal Freemasons Benevolent Institution	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Longhurst Management Services Pty Ltd	49,267	0.38
Pratt Property Group Pty Ltd	48,825	0.37
Total of Top 20 registered holders[1]	2,718,916	20.73

1            As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 2 as at 4 October 2017

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 2%		Westpac Capital Notes 2%
1	–	1,000	14,278	88.44	4,881,750	37.25
1,001	–	5,000	1,658	10.27	3,471,453	26.49
5,001	–	10,000	127	0.79	947,969	7.23
10,001	–	100,000	73	0.45	1,821,831	13.90
100,001 and over			8	0.05	1,982,702	15.13
Totals			16,144	100.00	13,105,705	100.00

There were five security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $100.00 at the close of trading on 4 October 2017.

274	2017 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 4 October 2017

	Number of Westpac Capital Notes 3	% Held
HSBC Custody Nominees (Australia) Limited	921,805	6.96
JDB Services Pty Ltd	270,000	2.04
Navigator Australia Ltd	203,500	1.54
Citigroup Nominees Pty Limited	166,278	1.26
Nulis Nominees (Australia) Limited	148,445	1.12
National Nominees Limited	103,669	0.78
Balanced Property Pty Ltd	100,000	0.76
Seymour Group Pty Ltd	76,774	0.58
HSBC Custody Nominees (Australia) Limited - A/C 2	68,558	0.52
Netwealth Investments Limited	66,976	0.51
V S Access Pty Ltd	60,000	0.45
Barob Pty Limited	50,000	0.38
Dimbulu Pty Ltd	50,000	0.38
JMB Pty Ltd	50,000	0.38
KMJ Pty Ltd	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
The Walter and Eliza Hall Institute of Medical Research	50,000	0.38
Marshstoke Pty Ltd	47,000	0.35
Jove Pty Ltd	44,550	0.34
BNP Paribas Nominees Pty Ltd	43,193	0.33
Total of Top 20 registered holders[1]	2,620,748	19.82

1            As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 3 as at 4 October 2017

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 3%		Westpac Capital Notes 3%
1	–	1,000	13,696	88.98	4,720,787	35.64
1,001	–	5,000	1,482	9.63	3,329,539	25.14
5,001	–	10,000	120	0.78	994,801	7.51
10,001	–	100,000	88	0.57	2,385,456	18.01
100,001 and over			6	0.04	1,813,697	13.70
Totals			15,392	100.00	13,244,280	100.00

There were two security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $103.50 at the close of trading on 4 October 2017.

2017 Westpac Group Annual Report	275

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 4 October 2017

	Number of Westpac Capital Notes 4	% Held
BNP Paribas Nominees Pty Ltd	3,000,000	17.63
HSBC Custody Nominees (Australia) Limited	960,561	5.64
Citigroup Nominees Pty Limited	278,585	1.64
Nora Goodridge Investments Pty	200,000	1.18
National Nominees Limited	178,528	1.05
HSBC Custody Nominees (Australia) Limited - A/C 2	151,844	0.89
Netwealth Investments Limited	148,690	0.87
J P Morgan Nominees Australia Limited	132,856	0.78
BNP Paribas Noms Pty Ltd	132,729	0.78
Mutual Trust Pty Ltd	123,817	0.73
Zashvin Pty Ltd	104,000	0.61
Dimbulu Pty Ltd	100,000	0.59
G Harvey Nominees Pty Ltd	100,000	0.59
Tandom Pty Ltd	80,000	0.47
Navigator Australia Ltd	78,143	0.46
Nulis Nominees (Australia) Limited	66,917	0.39
Willimbury Pty Ltd	60,000	0.35
Australian Executor Trustees Limited	58,859	0.35
Netwealth Investments Limited	51,817	0.30
V S Access Pty Ltd	51,570	0.30
Total of Top 20 registered holders[1]	6,058,916	35.60

1            As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 4 as at 4 October 2017

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 4%		Westpac Capital Notes 4%
1	–	1,000	15,892	89.53	5,218,307	30.66
1,001	–	5,000	1,635	9.21	3,483,779	20.47
5,001	–	10,000	144	0.81	1,103,731	6.49
10,001	–	100,000	69	0.39	1,803,107	10.59
100,001 and over			11	0.06	5,411,610	31.79
Totals			17,751	100.00	17,020,534	100.00

There were seven security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $106.12 at the close of trading on 4 October 2017.

276	2017 Westpac Group Annual Report

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

b.    on a resolution to approve the terms of a share buy-back agreement, other than a resolution to approve a redemption of Westpac CPS;

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

Domicile1 of ordinary shareholders as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Shares and Options	Shares and Options
Australia	605,748	95.65	3,336,893,427	98.31
New Zealand	23,333	3.69	42,465,552	1.25
United Kingdom	1,580	0.25	3,036,817	0.09
United States	575	0.09	1,437,408	0.04
Other overseas	2,036	0.32	10,531,075	0.31
Total	633,272	100.00	3,394,364,279	100.00

Domicile1 of holders of Westpac CPS as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	17,969	99.90	11,886,645	99.94
New Zealand	5	0.03	2,550	0.02
United Kingdom	6	0.03	2,250	0.02
United States	4	0.02	330	0.00
Other overseas	3	0.02	1,830	0.02
Total	17,987	100.00	11,893,605	100.00

Domicile1 of holders of Westpac Capital Notes as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	19,015	99.84	13,804,590	99.78
New Zealand	2	0.01	17,150	0.13
United Kingdom	10	0.05	7,650	0.06
United States	5	0.03	1,745	0.01
Other overseas	13	0.07	4,555	0.02
Total	19,045	100.00	13,835,690	100.00

1           Based on registered address of holder.

2017 Westpac Group Annual Report	277

Domicile1 of holders of Westpac Capital Notes 2 as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 2	Westpac Capital Notes 2
Australia	16,130	99.90	13,100,028	99.96
New Zealand	1	0.01	404	0.00
United Kingdom	3	0.02	1,680	0.02
United States	1	0.01	782	0.01
Other overseas	9	0.06	2,811	0.01
Total	16,144	100.00	13,105,705	100.00

Domicile1 of holders of Westpac Capital Notes 3 as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 3	Westpac Capital Notes 3
Australia	15,370	99.86	13,192,567	99.61
New Zealand	5	0.03	2,600	0.02
United Kingdom	2	0.01	800	0.01
United States	2	0.01	1,150	0.01
Other overseas	13	0.09	47,163	0.35
Total	15,392	100.00	13,244,280	100.00

Domicile1 of holders of Westpac Capital Notes 4 as at 4 October 2017

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 4	Westpac Capital Notes 4
Australia	17,733	99.90	17,002,569	99.89
New Zealand	3	0.01	1,600	0.01
United Kingdom	1	0.01	75	0.00
United States	1	0.01	250	0.00
Other overseas	13	0.07	16,040	0.10
Total	17,751	100.00	17,020,534	100.00

1           Based on registered address of holder.

278	2017 Westpac Group Annual Report

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

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2017	35.39	28.92	27.05	21.23
September 2016	33.74	27.57	25.20	20.13
September 2015	40.07	29.10	31.18	20.43
September 2014	35.99	30.00	33.31	26.70
September 2013	34.79	24.23	175.29	27.98

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2017:
September	32.85	30.30	26.16	23.29
June	35.30	29.40	26.66	22.30
March	35.39	31.52	27.00	23.87
2016:
December	33.00	28.92	23.48	22.96
September	31.29	27.83	23.80	21.16
June	32.00	27.57	24.47	20.46
March	33.46	27.69	25.20	20.13
2015:
December	33.74	29.58	24.30	21.14
September	35.15	29.10	25.79	20.43
June	40.07	31.00	30.77	23.92
March	39.89	32.38	31.18	26.44
2014:
December	34.94	31.33	31.07	25.80
September	35.37	31.40	33.00	27.66
June	35.99	33.39	33.16	31.09
March	34.82	30.00	32.06	26.70

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2017	High	Low	High	Low
September	32.28	30.66	25.57	24.71
August	32.85	30.91	26.16	24.00
July	32.76	30.30	26.07	23.11
June	31.37	29.40	23.94	22.17
May	35.30	29.88	26.72	22.66
April	35.28	33.81	26.68	25.51

1           On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary shares to one ADS representing one Westpac fully paid ordinary share.

2           Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

2017 Westpac Group Annual Report	279

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

Category of Expense Reimbursed to Westpac or Fee Waived	Reimbursed or Waived for 2017
Investor relations	532,244.98
NYSE listing fees	59,500.00
Total	591,744.98

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

280	2017 Westpac Group Annual Report

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

b.            the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of individuals or entities including:

–        persons associated with the former Milosevic regime, and persons indicted or suspected of committing war crimes during the Balkan wars in the early 1990s;

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

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign persons that meet certain thresholds are required to be notified to the Treasurer of Australia (through the Foreign Investment Review Board) and to obtain a no objections notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 20% or more of the issued shares of an Australian company or the ability to control 20% or more of the total voting power. In addition, the legislation applies to any acquisition by a foreign government investor of 10% or more of the total voting power or ownership of an Australian company (or any interest if the foreign government investor acquires a control element – for example the right to appoint a director). The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred in the absence of a no objections notification, the Treasurer has the power to order divestment if he considers the acquisition to be contrary to Australia’s national interest.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 (Cth) imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 15% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is broadly defined. The Treasurer may approve a higher percentage stake if the Treasurer is satisfied that it is in the national interest to do so.

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

2017 Westpac Group Annual Report	281

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

The American Depositary Shares (ADS) agreement

There is a Deposit Agreement between The Bank of New York Mellon as Depositary, and Westpac, and the record holders from time to time of all ADS. Holders of our ADS are subject to the foregoing limitations on the rights of non-residents or non-citizens of Australia to own or vote Westpac shares. Record holders of ADS are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADS and related ordinary shares as well as to the identity of any other person interested in such ADS and related ordinary shares and the nature of such interest.

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

Taxation of dividends

Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits (also called franking credits) which attach to dividends paid by the company to the shareholder. Such dividends are termed ‘franked dividends’.

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

282	2017 Westpac Group Annual Report

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

A discount may be available on capital gains on shares held for 12 months or more by Australian resident individuals, trusts or complying superannuation entities. The discount is one half for individuals and trusts, and one third for complying superannuation entities. Companies are not eligible for the capital gains tax discount. For shares acquired prior to 21 September 1999, an alternative basis of calculation of the capital gain may be available which allows the use of an indexation formula.

Normal rates of income tax would apply to capital gains so calculated. Any capital loss can only be offset against capital gains. Excess capital losses may be able to be carried forward for offset against future capital gains.

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company who holds those shares on capital account will be free from income tax in Australia. The main exceptions are:

▪                shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to tax. Losses may give rise to capital losses or be otherwise deductible; and

▪                 shares held in companies where the shareholder and its associates have held at the time of disposal (or at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply.

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

▪                 an individual who is a citizen or resident of the US;

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

2017 Westpac Group Annual Report	283

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

284	2017 Westpac Group Annual Report

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

Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191(2) of the Corporations Act, where the Director’s interest:

a.            arises because the Director is a shareholder of the company and is held in common with other shareholders;

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

2017 Westpac Group Annual Report	285

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

Share rights

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows:

a)      Profits and dividends

Holders of ordinary shares are entitled to receive such dividends on those shares as may be determined by our Directors from time to time. Dividends that are paid but not claimed may be invested by our Directors for the benefit of Westpac until claimed or required to be dealt with in accordance with any law relating to unclaimed monies.

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

If any dividends are returned unclaimed, we are generally obliged, under the Banking Act 1959 (Cth), to hold those amounts as unclaimed monies for a period of seven years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must submit an annual unclaimed money return to the Australian Securities and Investment Commission by 31 March each year containing the unclaimed money as at 31 December of the previous year. Upon such payment being made, we are discharged from further liability in respect of that amount.

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

(iii)     if the declaration or payment of the dividend would result in us becoming insolvent; or

(iv)     if any interest payment, dividend, redemption payment or other distribution on certain Additional Tier 1 securities issued by the Group is not paid in accordance with the terms of those securities, we may be restricted from declaring and/or paying dividends on ordinary shares. This restriction is subject to a number of exceptions.

b)      Voting rights

Holders of our fully paid ordinary shares have, at general meetings, one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them.

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

Under the ASX Listing Rules, no Director of a listed entity, apart from the Managing Director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer.

286	2017 Westpac Group Annual Report

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

2017 Westpac Group Annual Report	287

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2018[2]	2017	2016	2015	2014	2013
	(US$ per A$1.00)
High	0.7885	0.8071	0.7817	0.8904	0.9705	1.0579
Low	0.7660	0.7174	0.6855	0.6917	0.8715	0.8901
Average[3]	n/a	0.7624	0.7385	0.7781	0.9155	0.9885
Close (on 30 September)[4]	n/a	0.7840	0.7667	0.7020	0.8737	0.9342

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2017²	2017	2017	2017	2017	2017
	(US$ per A$1.00)
High	0.7885	0.8071	0.7983	0.7991	0.7680	0.7534
Low	0.7660	0.7831	0.7822	0.7584	0.7387	0.7352

[1]	The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Through to 27 October 2017. On 27 October 2017, the noon buying rate was A$1.00 = US$0.7660.

[3]	The average is calculated by using the average of the exchange rates on the last day of each month during the period.

[4]	The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

288	2017 Westpac Group Annual Report

Information for shareholders

Financial calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Convertible Preference Shares, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4 and Westpac Subordinated Notes II are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares

(ASX code: WBC, NYSE code: WBK)

New York ex-dividend date for final dividend	10 November 2017
Ex-dividend date for final dividend	13 November 2017
New York record date for final dividend	13 November 2017
Record date for final dividend	14 November 2017
Annual General Meeting	8 December 2017[1]
Final dividend payable	22 December 2017
Financial Half Year end	31 March 2018
Interim results and dividend announcement	7 May 2018
New York ex-dividend date for interim dividend	16 May 2018
Ex-dividend date for interim dividend	17 May 2018
New York record date for interim dividend	17 May 2018
Record date for interim dividend	18 May 2018
Interim dividend payable	4 July 2018
Financial Year end	30 September 2018
Final results and dividend announcement	5 November 2018
New York ex-dividend date for final dividend	9 November 2018
Ex-dividend date for final dividend	13 November 2018
New York record date for final dividend	13 November 2018
Record date for final dividend	14 November 2018
Annual General Meeting	12 December 2018[1]
Final dividend payable	21 December 2018

[1]	Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

Westpac Convertible Preference Shares

(ASX code: WBCPC)

Ex-date for semi-annual dividend	22 March 2018
Record date for semi-annual dividend	23 March 2018
Payment date for semi-annual dividend	3 April 2018[1,3]
Ex-date for semi-annual dividend	20 September 2018
Record date for semi-annual dividend	21 September 2018[2]
Payment date for semi-annual dividend	1 October 2018[1]

[1]	Adjusted to next business day as payment date falls on a non-ASX business day.

[2]	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

[3]

The First Optional Redemption Date for Westpac CPS will be 31 March 2018. Redemption on this date is subject to APRA’s prior written consent. There can be no certainty that APRA will provide its consent and Westpac has not made any decision to redeem Westpac Convertible Preference Shares.

Westpac Capital Notes (ASX code: WBCPD)

Ex-date for quarterly distribution	29 November 2017
Record date for quarterly distribution	30 November 2017
Payment date for quarterly distribution	8 December 2017
Ex-date for quarterly distribution	27 February 2018
Record date for quarterly distribution	28 February 2018
Payment date for quarterly distribution	8 March 2018
Ex-date for quarterly distribution	30 May 2018
Record date for quarterly distribution	31 May 2018
Payment date for quarterly distribution	8 June 2018
Ex-date for quarterly distribution	30 August 2018
Record date for quarterly distribution	31 August 2018
Payment date for quarterly distribution	10 September 2018[1]
Ex-date for quarterly distribution	29 November 2018
Record date for quarterly distribution	30 November 2018
Payment date for quarterly distribution	10 December 2018[1]

[1]	Adjusted to next business day as payment date falls on a non-ASX business day.

2017 Westpac Group Annual Report	289

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex-date for quarterly distribution	14 December 2017
Record date for quarterly distribution	15 December 2017
Payment date for quarterly distribution	27 December 2017[1]
Ex-date for quarterly distribution	14 March 2018
Record date for quarterly distribution	15 March 2018
Payment date for quarterly distribution	23 March 2018
Ex-date for quarterly distribution	14 June 2018
Record date for quarterly distribution	15 June 2018
Payment date for quarterly distribution	25 June 2018[1]
Ex-date for quarterly distribution	13 September 2018
Record date for quarterly distribution	14 September 2018[2]
Payment date for quarterly distribution	24 September 2018[1]
Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018[2]
Payment date for quarterly distribution	24 December 2018[1]

[1]	Adjusted to next business day as payment date falls on a non-ASX business day.

[2]	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Capital Notes 3 (ASX code: WBCPF)

Ex-date for quarterly distribution	13 December 2017
Record date for quarterly distribution	14 December 2017
Payment date for quarterly distribution	22 December 2017
Ex-date for quarterly distribution	13 March 2018
Record date for quarterly distribution	14 March 2018
Payment date for quarterly distribution	22 March 2018
Ex-date for quarterly distribution	13 June 2018
Record date for quarterly distribution	14 June 2018
Payment date for quarterly distribution	22 June 2018
Ex-date for quarterly distribution	13 September 2018
Record date for quarterly distribution	14 September 2018
Payment date for quarterly distribution	24 September 2018[1]
Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018
Payment date for quarterly distribution	24 December 2018[1]

[1]	Adjusted to next business day as payment date falls on a non-ASX business day.

Westpac Capital Notes 4 (ASX code: WBCPG)

Ex-date for quarterly distribution	21 December 2017
Record date for quarterly distribution	22 December 2017
Payment date for quarterly distribution	2 January 2018[1]
Ex-date for quarterly distribution	21 March 2018
Record date for quarterly distribution	22 March 2018
Payment date for quarterly distribution	3 April 2018[1]
Ex-date for quarterly distribution	21 June 2018
Record date for quarterly distribution	22 June 2018
Payment date for quarterly distribution	2 July 2018[1]
Ex-date for quarterly distribution	20 September 2018
Record date for quarterly distribution	21 September 2018[2]
Payment date for quarterly distribution	1 October 2018[1]
Ex-date for quarterly distribution	20 December 2018
Record date for quarterly distribution	21 December 2018[2]
Payment date for quarterly distribution	31 December 2018[1]

[1]	Adjusted to next business day as payment date falls on a non-ASX business day.
[2]	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex-date for quarterly interest payment	13 November 2017
Record date for quarterly interest payment	14 November 2017
Payment date for quarterly interest payment	22 November 2017
Ex-date for quarterly interest payment	13 February 2018
Record date for quarterly interest payment	14 February 2018
Payment date for quarterly interest payment	22 February 2018
Ex-date for quarterly interest payment	11 May 2018
Record date for quarterly interest payment	14 May 2018
Payment date for quarterly interest payment	22 May 2018
Ex-date for quarterly interest payment	13 August 2018
Record date for quarterly interest payment	14 August 2018
Payment date for quarterly interest payment	22 August 2018[1]
Ex-date for quarterly interest payment	13 November 2018
Record date for quarterly interest payment	14 November 2018
Payment date for quarterly interest payment	22 November 2018

[1]

The First Optional Redemption Date for Westpac Subordinated Notes II will be 22 August 2018. Redemption on this date is subject to APRA’s prior written consent. There can be no certainty that APRA will provide its consent and Westpac has not made any decision to redeem Westpac Subordinated Notes.

290	2017 Westpac Group Annual Report

Information for shareholders

Westpac NZD Subordinated Notes (NZX code: WBC010)

Ex-date for quarterly interest payment	20 November 2017
Record date for quarterly interest payment	21 November 2017
Payment date for quarterly interest payment	1 December 2017
Ex-date for quarterly interest payment	16 February 2018
Record date for quarterly interest payment	19 February 2018
Payment date for quarterly interest payment	1 March 2018
Ex-date for quarterly interest payment	21 May 2018
Record date for quarterly interest payment	22 May 2018
Payment date for quarterly interest payment	1 June 2018
Ex-date for quarterly interest payment	21 August 2018
Record date for quarterly interest payment	22 August 2018
Payment date for quarterly interest payment	3 September 2018[1]
Ex-date for quarterly interest payment	20 November 2018
Record date for quarterly interest payment	21 November 2018
Payment date for quarterly interest payment	3 December 2018[1]

[1]	Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in The Darling Harbour Theatre, on Level 2, at the International Convention Centre Sydney, on Friday 8 December 2017, commencing at 10:00am (Sydney time).

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website for viewing at a later time.

2017 Westpac Group Annual Report	291

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

Investors can access the Investor Centre at www.westpac.com.au/investorcentre. The Investor Centre also includes the current Westpac share price and links to the latest ASX announcements and Westpac’s share registrars’ websites.

New Zealand

Westpac’s New Zealand website www.westpac.co.nz provides:

▪                 access to internet banking services;

▪                 details on products and services;

▪                 economic updates, news and information, key financial results; and

▪                 sponsorships and other community activities.

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

▪                 Westpac Investor Relations
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

Australia – Ordinary shares on the main register, Westpac Convertible Preference Shares, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4 and Westpac Subordinated Notes II

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Postal address: Locked Bag A6015,
Sydney South NSW 1235, Australia
www.linkmarketservices.com.au

Shareholder enquiries:
Telephone: 1800 804 255 (toll free within Australia)
International: +61 1800 804 255
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au

New Zealand – Ordinary shares on the New Zealand Branch register and Westpac NZD Subordinated Notes

Link Market Services Limited
Level 11, Deloitte Centre
80 Queen Street
Auckland 1010, New Zealand
Postal address: P.O. Box 91976, Auckland 1142, New Zealand
www.linkmarketservices.co.nz

Shareholder enquiries:
Telephone: 0800 002 727 (toll free within New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: enquiries@linkmarketservices.co.nz

Depositary in USA for American Depositary Shares1

Listed on New York Stock Exchange (CUSIP 961214301)

BNY Mellon Shareowner Services
PO Box 305000
Louiseville, KY 740233-5000, USA
www.mybnymdr.com

American Depositary Shares holder enquiries:
Telephone: 1-888-269-2377 (toll free in USA)
International: +1 201 680 6825
Email: shrrelations@cpuchareownerservices.com

1           Each ADS represents one fully paid ordinary share.

292	2017 Westpac Group Annual Report

Glossary of abbreviations and defined terms

AAS	Australian Accounting Standards
AASB	Australian Accounting Standards Board
ABS	Asset-backed securities
ACCC	Australian Competition and Consumer Commission
ADI	Authorised Deposit-taking Institution
ADRs	American Depositary Receipts
ADS	American Depositary Shares
Advanced IRB	Advanced Internal Ratings Based
AGM	Annual General Meeting
AIRB	Advanced Internal Ratings Based
ALCO	Westpac Asset and Liability Committee
ALM	Asset and Liability Management
AMA	Advanced Measurement Approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASXCGC	ASX Corporate Governance Council
AT1	Additional Tier 1
ATMs	Automatic teller machines
ATO	Australian Taxation Office
AUSTRAC	Australian Transaction Reports and Analysis Centre
BAC	Board Audit Committee
BankSA	Bank of South Australia
BB	Business Bank
BBSW	Bank Bill Swap Reference Rate
BCBS	Basel Committee on Banking Supervision
bps	Basis points
BRCC	Board Risk & Compliance Committee
BTFG	BT Financial Group (Australia)
BTIM	BT Investment Management Limited
CAPs	Collectively assessed provisions
Cash EPS	Cash earnings per share
Cash EPS CAGR	Compound Annual Growth in Cash EPS
CB	Consumer Bank
CCB	Capital Conservation Buffer
CDS	Credit default swap
CEO	Chief Executive Officer
CEOPP	Chief Executive Officer Performance Plan
CEO RSP	Chief Executive Officer Restricted Share Plan
CET1	Common Equity Tier 1
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CGU	Cash Generating Unit
CHF	Swiss franc
CLF	Committed Liquidity Facility
Corporations Act	Corporations Act 2001 (Cth)
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPM	Credit Portfolio Management
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CRS	Common Reporting Standard

CVA	Credit valuation adjustment
DFAT	Department of Foreign Affairs and Trade
DRP	Dividend Reinvestment Plan
D-SIB	Domestic Systemically Important Banks
EAD	Exposure at default
EPS	Earnings per share
ESG	Environmental, social and governance
ESP	Employee Share Plan
FCA	Financial Conduct Authority
FCS	Financial Claims Scheme
FMA	Financial Markets Authority
FSB	Financial Stability Board
FTE	Full time equivalent employees
FUA	Funds under administration
FUM	Funds under management
FVA	Funding Valuation Adjustment
FX	Foreign Exchange
GHG	Greenhouse gas
G-SIBs	Global Systemically Important Banks
Hastings	Hastings Funds Management Limited
HKMA	Hong Kong Monetary Authority
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
IOSCO	International Organization of Securities Commission
IRRBB	Interest Rate Risk in the Banking Book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
LCR	Liquidity Coverage Ratio
LGBTI	Lesbian, gay, bisexual, transgender and intersex
LGD	Loss given default
LIBOR	London InterBank Offer Rate
LMI	Lenders mortgage insurance
LTI Plan	Westpac Long Term Incentive Plan
LTIFR	Lost Time Injury Frequency Rate
LVR	Loan to value ratio
Moody’s	Moody’s Investors Service
NaR	Net interest income-at-risk
NII	Net interest income
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
NZX	New Zealand Exchange Limited
OBR	Open Bank Resolution
OCC	Office of the Comptroller of the Currency
OFAC	Office of Foreign Assets Control
OTC	Over the counter
PD	Probability of default
PFIC	Passive foreign investment company
PNG	Papua New Guinea
RAMS	RAMS Home Loans
RBA	Reserve Bank of Australia

2017 Westpac Group Annual Report	293

RBNZ	Reserve Bank of New Zealand
RISKCO	Westpac Group Executive Risk Committee
RMBS	Residential Mortgage Backed Securities
ROE	Return on equity
Cash ROE	Return on equity on a cash earnings basis
RSP	Restricted Share Plan
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SEC	US Securities and Exchange Commission
SME	Small to medium enterprises
SOx	Sarbanes-Oxley Act of 2002
SPS	Stapled Preferred Securities
St.George	St.George Banking Group
TCE	Total committed exposures
TLAC	Total Loss Absorbing Capacity
2006 TPS	Trust Preferred Securities 2006
TSR	Total Shareholder Return
UK	United Kingdom
UKSS	Westpac Banking Corporation UK Staff Superannuation Scheme
UNSC	United Nations Security Council
US	United States
VaR	Value at Risk
Westpac CPS	Westpac Convertible Preference Shares
WGP	Westpac Group Plan
WHS	Workplace Health and Safety
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WRP	Westpac Reward Plan
WSNZL	Westpac Securities NZ Limited

294	2017 Westpac Group Annual Report

Notes

2017 Westpac Group Annual Report	295

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer to Note 35 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 6 November 2017.

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

WESTPAC BANKING CORPORATION

By:	/s/ Michael Clayton

Michael Clayton
General Counsel - Treasury & Corporate
Dated November 6, 2017

2017 Westpac Group Annual Report