Form 20-F
period 2018-09-30
WESTPAC BANKING CORP
filed 2018-11-07
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 1.950% Notes due November 23, 2018, Floating Rate Notes due November 23, 2018, 2.25% Notes due January 17, 2019, Floating Rate Notes due January 17, 2019, 1.650% Notes due May 13, 2019, Floating Rate Notes due May 13, 2019, 1.600% Notes due August 19, 2019, Floating Rate Notes due August 19, 2019, 4.875% Notes due November 19, 2019, 2.150% Notes due March 6, 2020, Floating Rate Notes due March 6, 2020, 3.050% Notes due May 15, 2020, Floating Rate Notes due May 15, 2020, 2.30% Notes due May 26, 2020, 2.600% Notes due November 23, 2020, 2.650% Notes due January 25, 2021, Floating Rate Notes due January 25, 2021, 2.100% Notes due May 13, 2021, Floating Rate Notes due May 13, 2021, 2.000% Notes due August 19, 2021, Floating Rate Notes due August 19, 2021, 2.800% Notes due January 11, 2022, Floating Rate Notes due January 11, 2022, 2.500% Notes due June 28, 2022, Floating Rate Notes due June 28, 2022, 2.750% Notes due January 11, 2023, Floating Rate Notes due January 11, 2023, 3.650% Notes due May 15, 2023, Floating Rate Notes due May 15, 2023, 2.850% Notes due May 13, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 3.400% Notes due January 25, 2028, 4.322% Subordinated Notes due November 23, 2031, 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities and notes issued under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,434,796,711 fully paid

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No ☐ (not currently applicable to registrant)

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

Yes ☐      No ☒

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Outlook	9
Significant developments	11
Corporate governance	23
Directors’ report	46
Remuneration Report	62
Section 2	93
Five year summary	94
Reading this report	95
Review of Group operations	97
Income statement review	99
Balance sheet review	107
Capital resources	111
Commitments	113
Divisional performance	114
Consumer Bank	117
Business Bank	118
BT Financial Group (Australia)	119
Westpac Institutional Bank	122
Westpac New Zealand	123
Group Businesses	125
Risk and risk management	129
Risk factors	129
Risk management	142
Credit risk	142
Liquidity risk	143

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

Market risk	144
Operational risk and compliance risk	145
Other risks	146
Westpac’s approach to sustainability	150
Sustainability performance	150
Five year non-financial summary	155
Other Westpac business information	160
Section 3	163
Financial statements	164
Notes to the financial statements	170
Statutory statements	287
Section 4	291
Shareholding information	292
Additional information	307
Information for shareholders	311
Glossary of abbreviations and defined terms	315

2018 Westpac Group Annual Report	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	93, 99, 107-108, 310
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	129-141
Item 4.	Information on Westpac
	History and development of Westpac	6, 9-22
	Business overview	6-22
	Organisational structure	8, 270-272
	Property, plants and equipment	160
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	97-112, 114-128
	Liquidity and capital resources	111-113, 143-144, 146-149
	Research and development, patents and licences etc.	Not applicable
	Trend information	103-111, 114-128
	Off-balance sheet arrangements	149
	Tabular disclosure of contractual obligations	113
	Safe harbor	95
Item 6.	Directors, senior management and employees
	Directors and senior management	46-55, 57-59
	Compensation	62-89, 281-284
	Board practices	25-50
	Employees	160
	Share ownership	57-59, 281-284, 292
Item 7.	Major shareholders and related party transactions
	Major shareholders	292-300
	Related party transactions	161, 282-284
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	163-290
	Significant changes	11-20, 284
Item 9.	The offer and listing
	Offer and listing details	301
	Plan of distribution	Not applicable
	Markets	23, 311-313
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2018 Westpac Group Annual Report

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	307-309
	Material contracts	160
	Exchange controls	303-304
	Taxation	304-306
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	309
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	144-145, 241-243
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	302
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	149, 288, 289
Item 16A.	Audit committee financial expert	37
Item 16B.	Code of ethics	32-35
Item 16C.	Principal accountant fees and services	37, 281
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	113, 266-268
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	23
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	163-290
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2018, 2017 and 2016		164
Consolidated balance sheets as at 30 September 2018 and 2017		166
Consolidated statements of comprehensive income for the years ended 30 September 2018, 2017 and 2016		165
Consolidated statements of cash flows for the years ended 30 September 2018, 2017 and 2016		169
Notes to the financial statements		170-286
Management’s report on the internal control over financial reporting		288
Report of independent registered public accounting firm		289

2018 Westpac Group Annual Report	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	107, 189-191
Analysis of net interest earnings	100-101, 189-191
Volume and rate movement	100, 189-191
Part II Investment portfolio
Book value of investments	193
Maturity profile	194, 238-241
Book value and market value > 10% of shareholders	193
Part III Loan portfolio
Types of loans	195-198
Maturities and sensitivities of loans to changes in interest rates	199
Risk elements
Non-accrual, past due and restructured loans	110-111, 229-233
Potential problem loans	110-111
Foreign outstandings	143
Loan concentrations	143
Other interest bearing assets	192-194, 227-228
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	200-203
Allocation of the allowance for loan losses	200-203
Part V Deposits	206-207
Part VI Return on equity and assets	94, 108
Part VII Short-term borrowings	208-209

4	2018 Westpac Group Annual Report

Information on Westpac

Corporate governance

Directors’ report
(including Remuneration Report)

2018 Westpac Group Annual Report

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

At 30 September 2018, our market capitalisation was $96 billion3 and we had total assets of $880 billion.

External environment

Full Year 2018 has been a challenging year for the financial services sector in Australia, including for Westpac. The sector has been the subject of intense scrutiny from Government, regulators, the media and the community in general. Among various developments, legal actions have been filed by the Australian Securities and Investments Commission, the Banking Executive Accountability Regime, to be overseen by the Australian Prudential Regulatory Authority, was introduced, a review of competition in the sector was conducted by the Productivity Commission, and the Australian Competition and Consumer Commission established its Financial Services Unit.

In addition, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Royal Commission) was established on 14 December 2017 and has generated a serious impact on public sentiment and the financial services industry. The terms of reference for the Royal Commission require it to consider (amongst other things) the conduct of banks, insurers, financial service providers, superannuation funds (not including self-managed superannuation funds) and intermediaries between borrowers and lenders, and the effectiveness of Australian regulators in addressing misconduct in financial institutions.

The Royal Commission has been a valuable and rigorous process.

Since its establishment, the Royal Commission has completed the majority of its hearings, and on 28 September 2018 released its interim report. The interim report raised a number of important points of policy and principle for consideration by Westpac, the industry, its regulators and policy makers. It signalled that financial services

1           A consumer is defined as a person who uses our products and services. It does not include business entities.

2           Refer to Note 35 to the financial statements for a list of our material controlled entities as at 30 September 2018.

3           Based on the closing share price of our ordinary shares on the ASX as at 30 September 2018.

organisations, including Westpac, need to do more to meet the needs of customers and the community, including by preventing, detecting and addressing misconduct, and consistently meeting legal and regulatory obligations. Westpac provided a formal response to the interim report on 26 October 2018.

Business strategy

The Royal Commission and the broader environment in which we operate have reinforced the need to deliver better customer outcomes and experiences, and underlined the importance of continuing to deliver on our vision and strategy, including the Service Revolution.

Westpac’s vision is ‘To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow’.

In delivering on our strategy, we are focused on our core markets, including Australia and New Zealand, where we provide a comprehensive range of financial products and services that we believe assist us in meeting the financial services needs of customers. With over 14 million customers4, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands, which we believe enables us to appeal to a broader range of customers and provides us with the flexibility to offer solutions that better meet individual customer needs.

As we continue to build the business, the financial services environment remains challenging and has required us to maintain focus on our financial position. This has involved:

▪      maintaining the high level and quality of our capital;

▪      continuing to improve our funding and liquidity position; and

▪      seeking to maintain a high level of asset quality and appropriate provisioning.

We continue to focus on ways to simplify our business to make it easier for customers to do business with us and to make work better for our people. We believe these improvement efforts deliver better customer outcomes while also creating capacity for investment.

Throughout 2018 we continued our focus on seeking to deliver positive outcomes for our customers and shareholders through our Service Revolution transformation.

The Service Revolution is seeking to:

▪      provide a truly personal service for customers while better anticipating their needs;

▪      put customers in control of their finances;

▪      respond to the increased pace of innovation, disruption and changing customer behaviours through digitisation and increasing our capacity for innovation; and

4           All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2018.

6	2018 Westpac Group Annual Report

Information on Westpac

▪                  innovate and simplify to reinvent the customer experience.

As part of our delivery of the Service Revolution, we have developed an integrated, multi-year plan that will be executed across the Group. In 2018, we continued to deliver outcomes and milestones on a number of our transformation programs focused on the digitisation of the company through the design and development of a single bank technology infrastructure. We expect this will transform customer experiences and drive operational efficiency. At the same time, we believe our Consumer Bank and Business Bank transformation programs continued to deliver market-leading customer services, while lowering the cost to serve.

Over the year, substantial work has also continued on conduct and culture, with work focused on continuing to strengthen our conduct management across the Group. In the context of the Royal Commission, much of the effort this year has been focused on improving customer outcomes and on our product reviews, as well as working to ensure we meet customer and community expectations. We are continuing to make adjustments and improvements to our business. In addition, work continues on ensuring that we are responding to the changing regulatory and industry landscape.

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

▪      acquire new customers by making it simpler, easier and better for customers to choose us; and

▪      resolve legacy customer issues and ensure that our service creates good customer outcomes.

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

▪      focus on reducing structural costs;

▪      maintain strong levels of capital to meet the needs of all our stakeholders and requirements of regulators;

▪      continue to enhance our funding and liquidity position, including ensuring a diversity of funding pools and meeting new liquidity requirements; and

▪      maintain a high quality portfolio of assets, coupled with appropriate provisioning.

d)             Growth highways

▪      focus on stronger growth in:

–         specific business segments, in particular, small to medium enterprises; and

–         supporting our customers’ insurance and investment needs.

e)             Workforce revolution

▪      focus on a customer-centric culture;

▪      strengthen the skills of our people to better serve customers and meet their complete financial needs;

▪      empower our people to drive innovation, deliver new and improved ways of working and be responsive to change; and

▪      continue to enhance the diversity of our workforce.

2018 Westpac Group Annual Report	7

Information on Westpac

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands.

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB also works in an integrated way with Business Bank, BTFG and WIB in the sales and service of select financial services and products, including in wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

Business Bank (BB) is responsible for sales and service to micro, small to medium enterprises (SME) and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance and property finance. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales, referral and service of select financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group, providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation, retirement products, wealth administration platforms, private wealth, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses a third party to manufacture certain general insurance products. In managing risk across all insurance classes, the division reinsures certain risks using external providers. In addition to the BT brand, BTFG operates a range of financial services brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, financial and debt capital markets. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific, currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs, including across foreign exchange and fixed interest solutions.

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

▪      Group Technology, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

▪      Core Support, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources and customer and corporate relations.

Group Technology costs are fully allocated to other divisions in the Group. Core Support costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions.

8	2018 Westpac Group Annual Report

Information on Westpac

Competition

The Group operates in a highly competitive environment.

We serve the banking, wealth and risk management needs of customer segments from consumers and small businesses through to large corporate and institutional clients. The Group competes with other financial services providers in every segment and every product or service. Our competitors include financial services and advisory companies such as banks (both domestic and global), investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies, online financial services providers, and technology companies large and small.

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

We also operate in an environment where digital innovation is changing the competitive landscape. We compete on our ability to offer new products and services that align to evolving customer preferences. The competitive nature of the industry means that if we are not successful in developing or introducing new products and services, or in responding or adapting to changes in customer preferences and habits, we will lose customers to our competitors.

Competition within Australia’s financial system is evidenced by both the significant number of providers and the range of products and services available to customers. In Australia, competition for both deposits and lending continues to be fierce, both from established banks as well as new entrants, including technology firms.  Slowing growth in some sectors such as housing has heightened competitive intensity as financial institutions work to win new customers and retain existing ones.

In our wealth business, we expect the broader competitive landscape to continue to undergo significant change with ongoing consolidation in life insurance, continued regulatory and structural change in financial advice, and increased overseas interest and participation in superannuation.

In New Zealand, the Group is experiencing strong competition as banks vie for new customers and seek to retain existing ones. Competition for deposits and lending remains intense.

Outlook1

The Australian economy has continued to grow solidly in 2018. GDP increased by 3.4% for the year to June 2018, comfortably above our estimate of potential growth of 2.75%.

Recent GDP growth has been supported by strong population growth, home construction levels remaining higher for longer, solid business investment and healthy export levels.  Government spending has been particularly robust, highlighted by health and infrastructure.  Improved global growth and solid commodity prices have also supported growth.

Other measures of economic health remain solid with unemployment recently falling to 5% (down from around 5.5% a year earlier), and inflation remaining well under control at 1.9%.

Despite this solid activity, wage growth has remained subdued with nominal earnings up by only 1.8% over the year. With inflation well below target and ongoing questions about consumer spending, the Reserve Bank has kept the cash rate steady since August 2016. In particular household budgets have been impacted by low income growth; falling house prices; high debt levels and high energy prices.

In New Zealand, the economy has also been sound with solid growth in agriculture, retail and recreational services. New Zealand GDP growth has held at around 2.7%, with unemployment around 4.5% and inflation near 1.5%.

Within Australia, the 2019 outlook is for real GDP growth to ease back potentially to 2.7% before lifting to around 3% in 2020.  This softening in growth is based on the expectation that commodity prices will ease, the housing construction cycle continues its slowdown and consumer spending moderates.  These conditions are also likely to weigh on business investment that is likely to remain below trend.

The housing market is likely to remain soft in the year ahead as demand in Sydney and Melbourne markets adjust to affordability and investors respond to falling prices and uncertainty around tax policy. Supply may also ease as more conservative lending policies continue to flow through the system.

A sharp rebalancing of interest rate differentials has seen the Australian dollar fall by around 12% against the US dollar. This will particularly support Australia’s services exports and boost the profitability of the resources sector. Public demand is also likely to remain solid as the pipeline of infrastructure projects continues to roll out and the Commonwealth government benefits from a rapidly improving fiscal position. Employment growth is likely to slow from its recent strength to around the level of population growth.  As a result, the unemployment rate is anticipated to hold steady at around 5%.

That growth slowdown coupled with ongoing soft wage conditions will see little progress in moving inflation towards the Reserve Bank’s target of 2.5%. Global economic growth is also expected to slow somewhat. Accordingly the Reserve Bank is expected to keep the cash rate on hold at 1.5% in 2019.

1           All data and opinions under ‘Outlook’ are generated by our internal economists and management.

2018 Westpac Group Annual Report	9

Information on Westpac

Financial System credit grew by around 4.5% in the year to September 2018 with system housing credit rising 5.4%, and system business credit expanding by 3.8%. Other consumer credit declined by 1.4% over the year - this continues a path of declining consumer credit for a number of years.

Given the economic backdrop, and the potential for a further tightening of credit standards, growth in financial system credit in the year to September 2019 is expected to slow to around 3.5%. Within this aggregate, housing growth is forecast to ease to closer to 4.0%, business credit growth is expected to slow to near 3.5% while personal credit growth is likely to contract by 1%.

Westpac Group remains focused on executing our vision of being one of the world’s great service companies with our five strategic priorities assisting this transformation. These include:

▪      maintaining our performance discipline by continuing to be prudent in the management of capital, funding and liquidity; managing returns effectively seeking to achieve a ROE between 13% and 14% and remaining disciplined on asset growth;

▪      continuing to build our customer base while also increasing the depth of customer relationships;

▪      utilising technology as part of our digital transformation to materially improve efficiency and reduce the Group’s cost to income ratio to below 40%;

▪      wealth and small to medium business enterprises will continue to be our areas of targeted growth and will include focusing on growing funds on the Group’s wealth management system, called Panorama, and using new technologies to make business banking even easier to access for customers; and

▪      seeking to further build a stronger and more diverse workforce where the best people want to work.

Over the last two years we have commenced a number of initiatives to improve Westpac’s reputation.  As part of these initiatives Westpac has already provided for customer payments and refunds where we may not have done the right thing for customers, or have not been able to sufficiently demonstrate that we have done the right thing for customers. Our review of products, related systems and processes will continue into 2019 and it may be that further provisions are required in the future.

Following announcements from our regulator, APRA, we have greater clarity on what sort of capital levels we need to be considered ‘unquestionably strong’. APRA have indicated a common equity Tier 1 capital ratio of 10.5% under the current APRA framework would be considered consistent with having an unquestionably strong balance sheet.  At the same time APRA is currently conducting a number of reviews into the calculation of Australia’s capital ratios including changes to risk weighted assets and how Australia’s ratios should be presented against international peers.  Further clarity on these changes is expected in Full Year 2019.  APRA has indicated that they believe banks will be able to meet any changes organically. Banks are expected to be required to meet these new standards by 1 January 2020.

Given the strength of our business, and our balance sheet, in both absolute terms and relative to peers, we believe we are well placed to respond to any additional regulatory requirements.

Looking ahead, with our strong positioning, disciplined growth, solid portfolio of businesses, and good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sustainable outcomes for shareholders and customers.

10	2018 Westpac Group Annual Report

Information on Westpac

Significant developments

Corporate significant developments

Royal Commission into the banking, superannuation and financial services industries

On 14 December 2017, the Australian Government established a Royal Commission into potential misconduct in Australia’s banks and other financial services entities. The terms of reference for the Royal Commission require it to consider (amongst other things) the conduct of banks, insurers, financial service providers, superannuation funds (not including self-managed superannuation funds) and intermediaries between borrowers and lenders, and the effectiveness of Australian regulators in addressing misconduct in financial institutions. The Royal Commission is not required to inquire into matters such as the financial stability of Australia’s banks. A final report is to be provided by the Commission to the Australian Government by 1 February 2019, and an interim report was released and tabled in parliament on 28 September 2018.

The Royal Commission is inquiring into potential misconduct and conduct, practices, behaviour or business activities by financial services entities that may fall below community standards and expectations. The Commission has sought and received public submissions as to misconduct issues in financial services and conducted a range of public hearings which have considered case studies of alleged misconduct issues.

Westpac has provided the Commission with documents and witness statements and made submissions in all rounds of the Royal Commission to date. The Interim Report of the Commission released on 28 September 2018 outlined a range of views the Commissioner has formed to date based on the information and hearings so far and has requested submissions on key areas of policy that might affect or address misconduct in the financial services industry.  Many of those matters could have significant impacts on particular entities (including Westpac) and the financial services industry generally, as well as affecting the financial performance of financial institutions, including banks. Recommendations may include matters which could cause structural change to the financial services industry and/or business models used in the industry, changes to the compensation and incentive structures within the financial services industry, and changes involving the way financial services are regulated. Westpac made submissions in relation to the questions posed in the Interim Report on 26 October 2018.

The Commission will ultimately make findings and recommendations having considered the submissions Counsel Assisting, relevant financial institutions, other relevant bodies including regulators and the general public have made during the course of the proceedings of the Commission. The Commission’s findings and recommendations may include recommendations as to civil or criminal prosecutions that should be conducted against financial institutions and individuals, recommendations as to legislative reform and in respect of matters which regulatory or other policy bodies should consider.

In the event that the Federal Government supports recommended regulatory changes, the Royal Commission may result in changes to legislation and regulation. The

Royal Commission is also considering the regulation and enforcement practices of our regulators. Any findings or recommendations made by the Royal Commission are likely to have and could continue to prompt regulators to commence investigations into various financial services entities including Westpac. Those steps could subsequently result in administrative or enforcement action being taken. The Commission may also prompt our regulators to alter their existing policies and practices (including increasing their expectations for entities that they regulate, including Westpac) and increase the number of potential contraventions they choose to publicly litigate rather than otherwise resolve, which could harm our reputation and increase our liabilities related to legal proceedings. There is also a risk that matters considered during the Royal Commission have resulted in or could encourage civil claims against financial institutions including class actions.

Parliamentary inquiries and other reviews

On 16 September 2016, the Chairman of the House of Representatives Standing Committee on Economics announced that the Committee had commenced its Review of the Four Major Banks (Parliamentary Review). The terms of reference for the Parliamentary Review are wide-ranging, with one area of focus being how individual banks and the industry as a whole are responding to issues identified through other inquiries, including through the Australian Banking Association (ABA) action plan. Westpac attended public hearings of the Parliamentary Review on 6 October 2016, 8 March 2017, 11 October 2017 and 11 October 2018.

The third report of the Parliamentary Review was published on 7 December 2017. In its third report, the Committee made recommendations to ensure merchants have the choice of how to process “tap and go” payments on dual network cards, that the Australian Competition and Consumer Commission (ACCC) as part of its inquiry into residential mortgage products should assess the repricing of interest-only mortgages that occurred in June 2017, that legislation is introduced to mandate banks’ participation in Comprehensive Credit Reporting (discussed below) and that the Attorney-General should review the threshold transaction reporting obligations in light of the issues identified in a case brought by the Australian Transaction Reports and Analysis Centre against the Commonwealth Bank of Australia.

On 29 November 2016, the Senate referred an inquiry into the regulatory framework for the protection of consumers, including small businesses, in the banking, insurance and financial services sector to the Senate Economics References Committee. The terms of reference for the inquiry focus on a range of matters relating to the protection of consumers against wrongdoing in the sector. They also require the inquiry to examine the availability and adequacy of redress and support for consumers who have been victims of wrongdoing. The inquiry reporting date has been revised to 15 November 2018 to allow for the interim report of the Royal Commission to be handed down.

In addition to the reviews and inquiries mentioned above, the ACCC is undertaking a specific inquiry into the pricing of residential mortgages by those banks affected by the Bank Levy (including Westpac), which include monitoring the extent to which the Bank Levy is passed on to customers. An interim report was published in March 2018 and a final report is due in November 2018.

2018 Westpac Group Annual Report	11

Information on Westpac

The inquiry into the pricing of residential mortgages is the first task of the Financial Services Unit (FSU), established by the ACCC in 2017 to undertake regular inquiries into specific financial services competition issues. The FSU has commenced market studies work from July 2018. The precise scope of that work has not yet been determined, and could include a review of the impact of regulatory measures which affect the ability of smaller banks to compete against the major banks, barriers to entry in financial services markets and consumer switching.

On 2 October 2018, the ACCC announced it was holding an inquiry into the supply of foreign currency conversion services in Australia. The inquiry is the second task of the FSU, and will examine the pricing of foreign currency conversion services and evaluate whether there are impediments to effective price competition in the sector. A report is due to be provided by the ACCC to the Treasurer by 31 May 2019.

As these reviews and inquiries progress, they may lead to further regulation and reform.

APRA self-assessment

On 1 May 2018, in the context of the publication of the final report in relation to the prudential inquiry into the Commonwealth Bank of Australia, APRA indicated that all regulated financial institutions would benefit from conducting a self-assessment into their frameworks and practices in relation to governance, culture and accountability. For large financial institutions such as Westpac, APRA noted it will also be seeking written assessments in relation to these matters that have been reviewed and endorsed by their Board. Westpac’s self-assessment is currently underway and the report is due to APRA on 30 November 2018.

Productivity Commission Inquiry into Competition in the Australian Financial System

In May 2017, the Australian Government announced a Productivity Commission inquiry into competition in the financial system. This review was a recommendation of the Financial System Inquiry (FSI). The terms of reference were broad and required the Productivity Commission to review competition in Australia’s financial system with a view to improving consumer outcomes, the productivity and international competitiveness of the financial system and the economy more broadly, and supporting ongoing financial system innovation, while balancing these with financial stability objectives.

The Productivity Commission released its final report on 3 August 2018 in which it found that financial system regulation since the Global Financial Crisis had favoured stability over competition. A number of the Productivity Commission’s recommendations were aimed at addressing this perceived regulatory imbalance, including that:

▪                 the Australian Government should implement an open banking system (discussed below);

▪                 the ACCC should receive a mandate to ‘champion’ competition in the financial system;

▪                 trail commissions, volume-based commissions, campaign-based commissions and volume-based payments should be banned in mortgage broking and clawback of commissions from brokers restricted to a maximum 2 year period;

▪                 all brokers, aggregators, lenders and their employees who provide home loans to customers should have a clear legally-backed best interest obligation to their clients;

▪                 all banks should appoint a Principal Integrity Officer (PIO) obliged by law to report directly to their board on the alignment of any payments made by the institution with the new customer best interest duty. The PIO would also have an obligation to report independently to ASIC in instances in which a board is not responsive to their advice;

▪                 the ACCC should undertake five-yearly market studies on the effect of vertical and horizontal integration on competition in the financial system. The first of these studies should commence in 2019 and include establishing a robust evidence base of integration activity in the financial system;

▪                 ASIC should require all lenders to provide those borrowers that are levied with lenders mortgage insurance (LMI) with the option of such insurance being levied once at the commencement of their home loan (whether paid as a lump sum or as deferred payments) or it being levied annually over the first 6 years of their loan, including requiring them to also provide borrowers with transparency in relation to the comparison of these options;

▪                 where LMI is levied at the commencement of the home loan, all lenders should be required to set a schedule of refunds on the cost of LMI when borrowers choose to refinance or pay out their loan within 6 years of the loan being originated. The refund schedule should be made available to the borrower before any fee or charge is levied; and

▪                  the Payments System Board should introduce a ban on card payment interchange fees by mid-2019.

ASIC action on compliance breaches with fees disclosure and renewal notices

On 12 October 2018, ASIC announced a review of compliance with requirements for Fee Disclosure Statements (FDS) and Renewal Notices. ASIC advised that it has received a number of breach reports from licensees which indicate they may have failed to comply with the FDS and Renewal Notice requirements that were implemented as part of the FoFA reforms. These reports are currently being investigated by ASIC, and ASIC may take enforcement action where breaches are substantiated. In addition to investigating these particular instances, ASIC announced that it will test compliance with FDS and Renewal Notice requirements across the financial advice sector.

ASIC will report its findings in 2019.

12	2018 Westpac Group Annual Report

Information on Westpac

Residential mortgage lending - reviews by and engagement with regulators

In recent years, regulators have focused on aspects of residential mortgage lending standards across the industry.

APRA has been looking at, and speaking publicly about, the broader issue of bank serviceability standards pertaining to residential mortgage lending.

During the year, Westpac further strengthened its controls on mortgage serviceability requirements. This work has been guided by the findings identified through the 2016/17 targeted review of data used in residential mortgage serviceability assessments, which was undertaken by Westpac (and other large ADIs) at APRA’s request. The focus of the review was on the adequacy of controls used to ensure borrower information in serviceability assessments was complete and accurate. Westpac engaged an independent third party to undertake the targeted review which was completed in May 2017. Based on the results of their evaluation of the design and operating effectiveness of the controls in place, they issued a qualified opinion on the basis of 8 of the 10 control objectives stipulated by APRA. While they found that Westpac had implemented a wide range of controls related to verifying certain categories of borrower information (particularly in relation to income), they noted that Westpac should give further consideration to strengthening controls in certain areas, such as declared expenses and other debts.

Westpac is continuing to engage with APRA in relation to its progress in strengthening these controls together with its risk management framework for residential mortgage lending, including in relation to oversight, operating systems and controls, and assurance.

Additionally, in line with APRA’s letter to ADIs dated 26 April 2018 (Embedding Sound Residential Mortgage Lending Practices), Westpac has been engaging with APRA in relation to its residential mortgage lending policies and practices.

In the mortgage area, ASIC continues to focus on interest only mortgage origination and high risk customer groups (such as customers with reverse mortgages). ASIC has also reviewed public statements by some banks (including Westpac) about interest rate changes, following the introduction of APRA’s macro-prudential limits for ADIs in respect of interest only lending flows. Westpac is working with ASIC on their reviews in these areas.

Anti-Money laundering and counter-terrorism financing reforms and initiatives

On 13 December 2017, the Anti-Money Laundering and Counter-Terrorism Financing Amendment Act 2017 (Cth) (Amendment Act) became effective and introduced a number of reforms to the Anti-Money Laundering and Counter Terrorism Financing Act 2006 (Cth) (AML/CTF Act), including:

▪                  expanding the Australian Transaction Reports and Analysis Centre’s (AUSTRAC) power to issue infringement notices and remedial directions;

▪                  refining the ‘tipping-off’ provisions so that reporting entities can share information with certain related bodies corporate; and

▪                  regulating digital currency exchange providers.

Many of the changes introduced by the Amendment Act arise from a recent review of Australia’s AML/CTF framework (Statutory Review), the findings of which were set out in the Report on the Statutory Review of the AML/CTF Act and Associated Rules and Regulations, which was tabled in Parliament on 29 April 2016. The Statutory Review took into account the relevant findings of the Financial Action Task Force’s mutual evaluation of Australia’s AML/CTF regime. The Government has published a ‘Project Plan’ for implementing the reforms recommended by the Statutory Review, and it is likely further reforms will be legislated in the near future.

In addition to the potential for ongoing legislative change, over the past few years AUSTRAC has increasingly emphasised its role in collecting, analysing and disseminating financial intelligence data to its law enforcement partners. One way AUSTRAC has sought to do this is through greater collaboration with the financial services industry. In 2016, AUSTRAC created the Fintel Alliance, an initiative which involves AUSTRAC, various financial services entities (including Westpac) and public sector bodies collaborating with the aim of developing and sharing actionable intelligence and insights that address key AML/CTF risks.

In this environment of ongoing legislative reform, regulatory change and increased industry focus, Westpac continues to engage with AUSTRAC and has been undertaking a review of its AML/CTF control environment that is designed to consider and assess our AML/CTF policies, the completeness of data feeding into our AML/CTF systems and our anti-money laundering and counter-terrorism financing processes and controls. Westpac has been regularly updating AUSTRAC on the progress of this review and has commenced implementing a number of improvements to its AML/CTF policies, systems and controls together with related remediation work in respect of certain reporting practices. These efforts have related to matters such as customer on-boarding and ongoing customer due diligence.

The Group has recently self-reported to AUSTRAC a failure to report a large number of International Funds Transfer Instructions (IFTIs) (as required under Australia’s AML/CTF Act) in relation to one WIB product. These IFTIs relate to batch instructions received from 2009 until recently from a small number of correspondent banks for payments made predominantly to beneficiaries in Australia in Australian dollars. Through the product, Westpac facilitates payments on behalf of clients of certain of its correspondent banks. The majority of the payments are low value and made by Government pension funds and corporates. The Group is investigating and working with AUSTRAC to remediate the failure to report IFTIs. Further details regarding the consequences of the failure to comply with financial crime obligations are set out in the Risk Factors section of this report.

2018 Westpac Group Annual Report	13

Information on Westpac

Banking Executive Accountability Regime

On 1 July 2018 the Banking Executive Accountability Regime (BEAR), which applies to large ADIs such as Westpac, came into effect. The Government’s stated intention of BEAR is to introduce a strengthened responsibility and accountability framework for the most senior and influential directors and executives in ADI groups (referred to as ‘accountable persons’ under BEAR).

BEAR involves a range of new measures, including:

▪                  imposing a set of requirements to be met by ADIs and accountable persons, including accountability obligations;

▪                  requirements for ADIs to register accountable persons with APRA prior to their commencement in an accountable person role, to maintain and provide APRA with a map of the roles and responsibilities of accountable persons across the ADI group, to give APRA accountability statements for each accountable person detailing that individual’s roles and responsibilities and to report any breaches by the ADI or an accountable person of their respective accountability obligations to APRA; and

▪                  new and stronger APRA enforcement powers, including disqualification powers in relation to accountable persons who breach the obligations of BEAR and a new civil penalty regime that will enable APRA to seek civil penalties in the Federal Court of up to $210 million (for large ADIs, such as Westpac) where an ADI breaches its obligations under BEAR and the breach relates to ‘prudential matters’.

Westpac implemented BEAR, including filing all required documents with APRA, by the required date of 1 July 2018.

Australian Securities and Investments Commission (ASIC) Enforcement Review Taskforce

On 19 October 2016, the Australian Government announced that the ASIC Enforcement Review Taskforce (Taskforce) would conduct a review into the suitability of ASIC’s existing regulatory tools (including the penalties available) and whether they need to be strengthened.

The Taskforce completed its report in December 2017 and made 50 recommendations to the Australian Government. On 20 April 2018, the Australian Government announced that it has agreed, or agreed in principle, to all 50 recommendations and will prioritise the implementation of 30 of those recommendations. The remaining 20 recommendations will be considered with the final report of the Royal Commission.

The Taskforce made recommendations on, among other things:

▪                 reforms to the mandatory breach reporting framework including when a reporting obligation is triggered, expanding the class of reports that must be made to include misconduct by individual advisers and employees and strengthening the penalties for failing to report, including through the introduction of an infringement notice regime;

▪                 strengthening ASIC’s licensing powers, which would enable ASIC to take action to refuse to grant, or to suspend or cancel, a licence where the applicant or licensee is not considered to be a fit and proper person;

▪                 expanding ASIC’s powers to ban individuals working in financial services businesses where they are found to be unfit, improper or incompetent;

▪                 increasing fines and strengthening penalties for corporate and financial sector misconduct;

▪                 providing ASIC with the power to issue directions to financial services licensees and credit licensees in relation to the conduct of their business; and

▪                 enhancing ASIC’s search warrant powers to provide them with greater flexibility to use seized materials and granting ASIC access to telecommunications intercept material.

Progress has been made in implementing these recommendations, including:

▪                  ASIC releasing a report on 25 September 2018 on the breach reporting processes of 12 financial services groups, including Westpac;

▪                 the Australian Government publicly endorsing the proposal by the ASIC Enforcement Review Taskforce to expand ASIC’s powers in respect of corporate and financial services misconduct, including the criminal and civil penalties which apply, and introducing the Treasury Laws Amendment (Strengthening Corporate and Financial Sector Penalties) Bill 2018 (Cth) (discussed below); and

▪                 the Australian Government announcing an increase in ASIC’s funding in order to introduce a close and continuous monitoring program, in which ASIC embeds staff within the institutions which it supervises.

Enhanced penalties for corporate and financial sector misconduct

On 24 October 2018, the Australian Government introduced into Parliament the Treasury Laws Amendment (Strengthening Corporate & Financial Sector Penalties) Bill 2018 (Cth), which proposes to strengthen penalties for corporate and financial sector misconduct consistent with the ASIC Enforcement Review Taskforce recommendations. If passed in its current form, the Bill will:

▪                 update the penalties for certain criminal offences in legislation administered by ASIC, including increasing the maximum imprisonment penalties for certain criminal offences, introducing a formula to calculate financial penalties for criminal offences, and removing imprisonment as a penalty but increasing the financial penalties for all strict and absolute liability offences;

▪                 introduce ordinary criminal offences that sit alongside strict and absolute liability offences;

▪                 introduce the ability for courts to make relinquishment orders for civil penalty provision contraventions;

▪                 modernise and expand the civil penalty regime by making a wider range of offences subject to civil penalties;

▪                 harmonise and expand the infringement notice regime;

14	2018 Westpac Group Annual Report

Information on Westpac

▪                 introduce a new test that applies to all dishonesty offences under the Corporations Act 2001 (Cth); and

▪                 ensure the courts prioritise compensating victims over ordering the payment of financial penalties.

Product design and distribution obligations and product intervention power

On 21 December 2017, the Australian Treasury released draft legislation that would amend the Corporations Act 2001 (Cth) and the National Consumer Credit Protection Act 2009 (Cth) in order to grant ASIC a product intervention power and introduce a new ‘principles-based’ product design and distribution obligation on issuers and distributors. A further exposure draft was released for consultation in July 2018.

Westpac lodged a submission with the Australian Treasury on 12 February 2018 and on 16 August 2018 in response to the draft legislation and its revision respectively.

On 20 September 2018, the Treasury Laws Amendment (Design and Distribution Obligations and Product Intervention Powers) Bill 2018 (Cth) was introduced into Parliament. The Bill is currently before the House of Representatives. Exposure draft regulations in relation to the Bill were released for consultation on 23 October 2018.

Australian Banking Association Banking Reform Program and industry initiatives

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

▪                 strengthening the commitment to customers in the Banking Code of Practice; and

▪                 supporting ASIC as a strong regulator.

On 17 April 2018, the independent governance expert overseeing the ABA action plan, Mr Ian McPhee, released his eighth and final report titled, Australian banking industry: Package of initiatives, which noted that banks have made good progress in delivering the initiatives, with most initiatives now implemented. Reporting by the banks to Ian McPhee about their implementation of key industry initiatives has now concluded. The ABA has committed to member banks providing further bi-annual external reporting on their implementation progress.

On 31 July 2018, ASIC approved the Banking Code of Practice with an implementation date of 1 July 2019. The new code replaces the previous version, the Code of Banking Practice 2013.

Westpac has fully implemented the recommendations from the Retail Banking Remuneration review chaired by Mr Stephen Sedgwick on 1 October 2018 for our employees, two years ahead of schedule.

Changes to wealth business

On 20 June 2018, BT Financial Advice announced that its customers operating through the Westpac, St.George, Bank of Melbourne and BankSA networks will benefit from the removal of grandfathered payments attributable to their BT products. The change to remove the majority of grandfathered payments occurred on 1 October 2018 with the removal of certain more complex grandfathered payments to follow shortly. The introduction of the Future of Financial Advice (FoFA) reforms in 2013 included a prospective ban on conflicted remuneration. Generally, arrangements in place prior to the commencement of FoFA were grandfathered, permitting the continuation of grandfathered payments, such as commissions, under those arrangements.

On 23 July 2018, BT Financial Group announced three new initiatives:

▪                 significant pricing changes to its flagship platform, BT Panorama, so that the pricing structure is significantly lower, simpler and no longer based on scale;

▪                 the launch of a ‘compact’ BT Panorama offer for simpler investment; and

▪                 an online adviser services hub, BT Open Services.

Open banking regime

On 9 February 2018, the final report of the Review into Open Banking in Australia was released. The report makes 50 recommendations in total, including recommendations on:

▪                 the regulatory framework to support open banking;

▪                 what data should be shared and with whom;

▪                 what safeguards are needed to inspire confidence in data sharing;

▪                 how data should be transferred; and

▪                 how open banking should be rolled out.

On 9 May 2018 the Government announced that it agreed with the recommendations of the report, and that it would phase in open banking in stages with all major banks (including Westpac) required to make data available on credit and debit cards, together with deposit and transaction accounts by 1 July 2019 and on mortgages by 1 February 2020. Data on all products recommended by the report will be required to be made available by 1 July 2020. All remaining banks will be required to implement open banking with a 12-month delay on the timelines set for the major banks. The ACCC will be empowered to adjust timeframes if necessary.

On 15 August 2018, the Australian Treasury released draft legislation that would amend the Competition and Consumer Act 2010 (Cth), the Privacy Act 1988 (Cth) and the

2018 Westpac Group Annual Report	15

Information on Westpac

Australian Information Commissioner Act 2010 (Cth) to introduce a consumer data right which will apply to particular sectors designated by the Treasurer, in response to which Westpac lodged a submission. A further draft of the legislation (including a draft designation) was released by the Australian Treasury on 24 September 2018. The banking sector is the first sector to which the right will apply. A Consumer Data Right Rules Framework was also released by the ACCC in September 2018 and Westpac lodged a submission on the Framework on 12 October 2018.

Harper Competition Reforms

In November 2017, the Competition and Consumer Amendment (Competition Policy Review) Act 2017 (Cth) and the inter-related Competition and Consumer Amendment (Misuse of Market Power) Act 2017 (Cth) came into effect, making significant changes to the Competition and Consumer Act 2010 (Cth) following recommendations by the Competition Policy Review which was chaired by Professor Ian Harper.

These reforms included:

▪                 broadening the scope of the existing prohibition on misuse of market power. Corporations with substantial market power are prohibited from engaging in any conduct with the purpose or likely effect of substantially lessening competition in a market in which the corporation (or its related bodies corporate) supplies or acquires goods or services;

▪                 a new prohibition on engaging in a ‘concerted practice’ that has the purpose, effect or likely effect of substantially lessening competition;

▪                 in light of the new concerted practices prohibition, the repeal of the bank-specific prohibition on price signalling;

▪                 providing the ACCC with a ‘class exemption’ power which enables it to determine that various provisions in the Competition and Consumer Act 2010 (Cth) do not apply to certain types of conduct;

▪                 removing the per se prohibition on third line forcing or ‘third party bundling’ of goods and services unless the conduct is notified to the ACCC.  Instead this practice will be subject to a test of whether the bundling is likely to have the purpose, effect or likely effect of substantially lessening competition; and

▪                 streamlining the existing procedure to review proposed mergers.

Comprehensive Credit Reporting (CCR)

On 28 March 2018, the National Consumer Credit Protection Amendment (Mandatory Comprehensive Credit Reporting) Bill 2018 (Cth) was introduced into Parliament. Whilst the bill remains in the Senate, if passed in its current form, the bill will mandate the provision of CCR data to credit reporting bodies. Westpac is committed to the use of CCR to support our principles of responsible lending, and as such we voluntarily supplied 55% of our consumer credit accounts on 17 September 2018.

Westpac will supply the residual 45% of consumer credit accounts by 17 September 2019. To support our implementation, Westpac is now a signatory of the Principles of Reciprocity and Data Exchange, which provides governance and most importantly key consumer data protection protocols within the CCR data sharing environment.

Financial benchmarks reform

The Treasury Laws Amendment (2017 Measures No.5) Act 2018 (Cth) commenced on 12 April 2018 which strengthens the regulation of financial benchmarks. The measures include:

▪                 ASIC being empowered to develop enforceable rules for administrators and entities that make submissions to significant benchmarks (such as Westpac), including the power to compel submissions to benchmarks in the case that other calculation mechanisms fail;

▪                 administrators of significant benchmarks being required to hold a new ‘benchmark administrator’ licence issued by ASIC (unless granted an exemption); and

▪                 the manipulation of any financial benchmark or financial product used to determine a financial benchmark (such as negotiable certificates of deposit) being made a specific criminal offence and subject to civil penalties.

Issue of Westpac Capital Notes 5

On 13 March 2018, Westpac issued $1.69 billion of securities known as Westpac Capital Notes 5, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework.

Transfer and conversion of Westpac convertible preference shares (CPS)

On 13 March 2018, $623 million of CPS were transferred to the Westpac CPS nominated party for $100 each pursuant to the Westpac Capital Notes 5 reinvestment offer. Those CPS were subsequently bought back and cancelled by Westpac.

On 3 April 2018, the remaining $566 million of CPS were transferred to the Westpac CPS nominated party for $100 each. Following the transfer, those remaining CPS were converted into 19,189,765 ordinary shares.

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems as part of broader processes. On 4 September 2018 Westpac and ASIC agreed to settle the proceedings on the basis of a proposed $35 million penalty and declarations that Westpac contravened the National Consumer Credit Protection Act 2009 (Cth) (NCCPA). The proposed settlement is subject to Court approval, and involves Westpac accepting that during the relevant period (December 2011 – March 2015), the way that Westpac used the Household Expenditure Measure (HEM) benchmark to assess home loans and the way that Westpac assessed certain interest only loans breached the NCCPA. This meant that during the relevant period, approximately 10,500 home loans should have been referred to manual assessment by a credit officer. A hearing on the proposed settlement was held on 24 October 2018 and judgment has been reserved.

16	2018 Westpac Group Annual Report

Information on Westpac

Outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. The proceedings were heard in February 2018. Judgment is pending.

ASIC’s proceedings against Westpac for poor financial advice by a financial planner

On 14 June 2018, ASIC commenced proceedings in the Federal Court against Westpac in relation to alleged poor financial advice provided by a former financial planner, Mr Sudhir Sinha.  Mr Sinha was dismissed by Westpac in November 2014 and subsequently banned by ASIC.  Westpac has proactively initiated remediation to identify and compensate affected customers and has completed remediation activities.  ASIC’s proceedings relate to advice provided by Mr Sinha in respect of four specific customer files. Westpac has filed a response to ASIC’s allegations.

Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since October 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches.  Westpac and WLIS are defending the proceedings.  These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action.

BBSW proceedings

Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that was the subject of the proceedings was alleged to have occurred between 6 April 2010 and 6 June 2012. ASIC sought declarations from the court that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market. The proceedings were heard in late 2017. On 24 May 2018, Justice Beach found that Westpac had not engaged in market manipulation or misleading or deceptive conduct under the Corporations Act 2001 (Cth). His Honour also found that there was no ‘trading practice’ of manipulating the

BBSW rate. However, the Court found that Westpac engaged in unconscionable conduct on 4 occasions and that Westpac breached its supervisory duty. Costs and penalties will be determined in the coming months.

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

Bank Levy for Authorised Deposit-taking Institutions (ADIs)

On 23 June 2017, legislation was enacted that introduced a new levy on ADIs with liabilities of at least $100 billion (Bank Levy). The Bank Levy became effective from 1 July 2017 and the rate is set at 0.06% per annum of certain ADI liabilities. There is no end date provided for the Bank Levy. In the first 12 months following the introduction of the Bank Levy, Westpac paid $376 million to the Australian Government.

Taxation of cross-border financing arrangements

The Australian and New Zealand Governments have each decided to implement the Organisation for Economic Co-operation and Development’s (OECD) proposals relating to the taxation treatment of cross-border financing arrangements. These proposals affect the taxation arrangements for certain ‘hybrid’ regulatory capital instruments issued by Westpac. The Australian provisions were enacted on 24 August 2018 and provide for limited grandfathering of certain previously issued Additional Tier 1 capital securities. The New Zealand provisions were enacted on 27 June 2018 and similarly provide for limited grandfathering of certain previously issued Tier 2 capital securities.

APRA’s proposed changes to capital standards

The final report of the FSI in 2014 recommended that APRA set capital standards such that the capital ratios of Australian ADIs are “unquestionably strong”.

On 19 July 2017, APRA released an Information Paper titled ‘Strengthening Banking System Resilience - Establishing Unquestionably Strong Capital Ratios’. In its release, APRA concluded that the four major Australian banks, including Westpac, need to have a CET1 ratio of at least 10.5%, as measured under the existing capital framework, to be considered “unquestionably strong.” Banks are expected to meet this new benchmark by 1 January 2020. APRA has announced that it expects to consult on draft prudential standards giving effect to the new framework in 2018, leading to the determination of final prudential standards in 2019. The new framework is anticipated to take effect in early 2021.

During 2018, APRA commenced consultation and issued the following discussion papers:

▪                 ‘Revision to the Capital Framework for Authorised Deposit-Taking Institutions’. The paper included proposed revisions to the capital framework which incorporates the finalisation of the Basel Committee on Banking Supervision (BCBS) Basel III reforms in December 2017, as well as other changes to better align the framework to risks, including in relation to

2018 Westpac Group Annual Report	17

Information on Westpac

home lending. In relation to proposed traded market risk reforms published by the BCBS (also referred to as “Fundamental Review of the Trading Book”), APRA have advised that it will defer its decision on the scope and timing of any domestic implementation of the market risk framework until after it has been finalised by the BCBS.

▪                 ‘Leverage Ratio Requirements for Authorised Deposit-Taking Institutions’. This discussion paper proposes to impose a minimum leverage ratio requirement of 4% for ADIs that use the internal ratings-based approach to determine capital adequacy from 1 July 2019. Australian banks are currently required to report leverage ratios under the existing requirements as part of Pillar 3 disclosures.

▪                 ‘Improving the transparency, comparability and flexibility of the ADI capital framework’. The discussion paper outlines options APRA is considering for the presentation of capital ratios, minimum capital requirements and capital instrument triggers. This could result in changes to capital ratios and minimum capital requirements and the Capital Trigger Event level of 5.125% could stay the same or increase. The dollar amount of CET1 surplus above the Capital Trigger Event level of 5.125% will depend on the final option implemented by APRA.  As the proposals are at an early consultation stage it is too soon to determine final impacts.

APRA has announced that its revisions to the capital framework are not intended to necessitate further capital increases for the industry above the 10.5% benchmark. However, given the proposals include higher risk weights for certain mortgage products, such as interest only loans and loans for investment purposes, the impact on individual banks may vary. Given that the proposals are at the early consultation stage and final details remain unclear, it is too soon to determine the impact on Westpac.

Resolution planning including additional loss absorbing capacity and APRA’s crisis management powers

In response to the FSI recommendations, the Australian Government also agreed to further reforms regarding crisis management and to establish a framework for minimum loss-absorbing and recapitalisation capacity.

On 5 March 2018, legislation came into effect which strengthens APRA’s crisis management powers. The intention of these reforms is to strengthen APRA’s powers to facilitate the orderly resolution of an institution so as to protect the interests of depositors and to protect the stability of the financial system. The reforms also enhance APRA’s ability to take actions in relation to resolution planning, including measures to ensure regulated entities and their groups are better prepared for resolution.

APRA expects to commence consultation on a framework for minimum loss-absorbing and recapitalisation capacity later in 2018. The intention of this would be to facilitate the orderly resolution of banks and minimise taxpayer support.

Macro-prudential regulation

From December 2014, APRA began using macro-prudential measures targeting mortgage lending. This included limiting investment property lending growth to below 10%, imposing additional levels of conservatism in serviceability assessments, and restricting mortgage lending with interest only terms to 30% of new mortgage lending. APRA also indicated that it expects ADIs to place strict internal limits on the volume of interest only loans with loan-to-valuation ratios (LVR) above 80%.

Westpac has implemented steps to achieve these limits, including introducing differential pricing for investor property loans and interest only loans, a restriction on the volume of interest only loans with an LVR of greater than 80% (includes limit increases, interest only term extension and switches), no repayment switch fee for customers switching to principal and interest from interest only loans and no longer accepting external refinances (from other financial institutions) for owner occupied interest only loans. Interest only residential mortgages constituted 22.6% of new mortgage lending for the quarter ended 30 September 2018 (currently 34.7% of Westpac’s overall Australian residential mortgage portfolio as at 30 September 2018).

On 26 April 2018, APRA announced its intention to remove the existing 10% limit on investment property lending growth and replace it with more permanent measures to strengthen lending standards. In order to no longer be subject to this limit from 1 July 2018, ADIs will be required to demonstrate to APRA that they have been operating below the 10% limit for at least the past 6 months. In addition, an ADI’s Board will be required to provide an assurance to APRA in relation to its lending policies and practices. Westpac is currently subject to the 10% limit.

Net Stable Funding Ratio

In December 2016, APRA released an updated prudential standard on liquidity (APS 210) which took effect from 1 January 2018. The revised APS 210 includes the Net Stable Funding Ratio (NSFR) requirement; a measure designed to encourage longer-term funding of assets and better match the duration of assets and liabilities.

Westpac’s NSFR as at 30 September 2018 was 114%, above the NSFR requirement of 100%.

Committed Liquidity Facility - annual application

The Reserve Bank of Australia makes available to ADIs a Committed Liquidity Facility (CLF) that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210: Liquidity. Westpac’s CLF allocation has been decreased from $57.0 billion in 2018 to $54.0 billion for 2019.

Transition to AASB 9

AASB 9: Financial Instruments (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement from 1 October 2018.  AASB 9 includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting.

The adoption of AASB 9 is expected to reduce retained earnings at 1 October 2018 by approximately $709 million (net of tax) primarily due to the increase in impairment provisions under the new standard. The Group continues to assess and refine certain aspects of our impairment provisioning process. There is no significant impact to our regulatory capital.

18	2018 Westpac Group Annual Report

Information on Westpac

Further details of the changes under the new standard are included in Note 1 to the financial statements.

Transition to AASB 15

AASB 15: Revenue from Contracts with Customers (AASB 15) will replace AASB 118 Revenue and related Interpretations from 1 October 2018.  AASB 15 provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition.  The application of AASB 15 will not have a material impact on the Group’s net profit or retained earnings.

Further details of the changes under the new standard are included in Note 1 to the financial statements.

APRA Prudential Standard APS 222: Associations with Related Entities

On 2 July 2018, APRA released a Discussion Paper and consultation draft in relation to prudential standard APS 222: Associations with Related Entities. The Discussion Paper proposes changes to the requirements for ADIs in managing their risks from associations with related parties. The proposals include changes to the definition and measurement of exposures to related entities, prudential limits and broadening the definition of related entities to include substantial shareholders, individual board directors and other related individuals. The proposals are at consultation stage and final details remain unclear.  It is expected that once finalised, the framework will be implemented from 1 January 2020.

APRA Prudential Standard CPS 234: Information Security Management

On 7 March 2018, APRA released a consultation draft of a new cross-industry prudential standard CPS 234: Information Security Management. APRA announced that the proposed standard is aimed at improving the ability of APRA-regulated entities to detect cyber adversaries and respond swiftly and effectively in the event of a breach.

The proposed prudential standard would require APRA-regulated entities to (amongst other things):

▪                 define the information security related roles and responsibilities of the board, senior management and governing bodies;

▪                 maintain an information security capability that is commensurate with the size and extent of threats the entity faces;

▪                 implement information security controls to protect information assets;

▪                 undertake regular testing and assurance on the effectiveness of those information security controls;

▪                 have mechanisms to detect and respond to information security incidents in a timely manner; and

▪                 notify APRA of material information security incidents.

APRA announced that it intends to finalise the proposed prudential standard towards the end of 2018, with a view to implementing from 1 July 2019. Westpac continues to enhance its systems and processes to further mitigate cybersecurity risks.

Brexit

On 29 March 2017, the Prime Minister of the United Kingdom (UK) notified the European Council in accordance with Article 50 of the Treaty on European Union of the UK’s intention to withdraw from the European Union (EU), triggering a two year period for the negotiation of the UK’s withdrawal from the EU.

As Westpac’s business and operations are based predominantly in Australia and New Zealand, the direct impact of the UK’s departure from the EU is unlikely to be material to Westpac. However, it remains difficult to predict the impact that Brexit may have on financial markets, the global economy and the global financial services industry. Westpac has contingency planning in place and is continuing to monitor the implications of Brexit.

London Interbank Offered Rate

In July 2017, the Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it is likely that LIBOR will be discontinued or modified by 2021. It is currently uncertain what developments or future changes will occur in the administration of LIBOR or any other benchmarks. Any such developments or changes could impact the return on, value of and market for, securities and other instruments whose returns are linked to any such benchmarks, including those securities or other instruments issued by the Group.

European Union General Data Protection Regulation

The European Union (EU) General Data Protection Regulation (GDPR) contains new data protection requirements that came into effect from 25 May 2018. The GDPR is intended to ‘strengthen and unify’ data protection for individuals across the EU and supersedes the existing EU Data Protection Directive. Australian businesses of any size may need to comply if they have an establishment in the EU, if they offer goods or services in the EU, or if they monitor the behaviour of individuals in the EU. Westpac implemented a number of changes and updates to policies and systems prior to the commencement of the GDPR, and those changes to policies and systems are continuing.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented across the globe, with a current focus on initial margin and risk mitigation practices for non-centrally cleared derivatives.

Australian standards for risk mitigation practices relating to trading relationship documentation, trade confirmations, portfolio reconciliation and compression and valuation and dispute resolution processes came into force in March 2018 and have now been implemented.

Global initial margin requirements commenced on 1 September 2016. These requirements are being introduced in phases until 1 September 2020 and work is underway within Westpac to comply with these regulations.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

2018 Westpac Group Annual Report	19

Information on Westpac

RBNZ - Revised Outsourcing Policy

On 19 September 2017, the RBNZ advised Westpac New Zealand Limited (WNZL) of changes to its conditions of registration that will give effect to the RBNZ’s revised Outsourcing Policy (BS11) (Revised Outsourcing Policy).  Both the changes to the conditions of registration and the Revised Outsourcing Policy came into effect on 1 October 2017.  The Revised Outsourcing Policy sets out requirements that banks need to meet when outsourcing particular functions and services, especially if the service provider is a related party of the bank.  WNZL will have two years before it must fully comply with the requirement to maintain a compendium of outsourcing arrangements and five years to fully comply with other aspects of the Revised Outsourcing Policy.

RBNZ Capital Review

The RBNZ is undertaking a Bank Capital Adequacy Framework review on the makeup of bank capital.  The RBNZ has now made “in principle” decisions on the risk weighted assets framework, including the introduction of dual reporting, a standardised methodology for operational risk, and capital floors to internal rating models. These changes will be reflected in the revised framework which is scheduled to be released in Q4 2019. The RBNZ will progress the in principle decisions over 2018 and 2019, informed by a quantitative impact study and feedback on the minimum capital settings during Q4 2018.

Reform of the regulation of financial advice

In July 2016, the New Zealand Government announced plans for changes to the regime regulating financial advice. The new regime is set out in the Financial Services Legislation Amendment Bill (FSLAB), which had its second reading in Parliament in September 2018. Under FSLAB, financial advice will be provided by licensed firms who will employ financial advisers and nominated representatives. A Code of Conduct will apply to all advice and advisers and representatives will be subject to the same duties and ethical standards. Firms will be responsible for ensuring that their advisers and representatives comply with these duties. The reforms will also remove legislative barriers to the provision of robo-advice.

A two stage transition is proposed. At this stage, the Code of Conduct is expected to be approved in Q2 2019. There will be a 9-month period from the Code’s approval to initial implementation of the new regime, after which a 2-year safe harbour for competency requirements will apply.

RBNZ - Review under section 95 of the Reserve Bank of New Zealand Act 1989

On 10 February 2017, the RBNZ issued WNZL with a notice under section 95 of the Reserve Bank of New Zealand Act 1989, requiring WNZL to obtain an independent review of its compliance with advanced internal rating-based aspects of the RBNZ’s ‘Capital Adequacy Framework (Internal Models Based Approach)’ (BS2B). WNZL has disclosed non-compliance with BS2B (compliance with which is a condition of registration for WNZL) in its quarterly disclosure statements. On 15 November 2017, the RBNZ advised WNZL of changes to its conditions of registration resulting from the review. The changes to WNZL’s conditions of registration came into effect on 31 December 2017 and increase the minimum Total Capital ratio, Tier 1 Capital ratio and Common Equity Tier 1 Capital ratio of WNZL and its controlled entities by 2%. WNZL has also undertaken to the RBNZ to maintain the Total Capital ratio of WNZL and its controlled entities above 15.1%. WNZL and its controlled entities retain an appropriate amount of capital to comply with the increased minimum ratios. The RBNZ requires WNZL to sufficiently address non-compliance issues by 30 June 2019.  A remediation plan has been provided to the RBNZ. WNZL is providing regular updates on the scope of its remediation activity to the RBNZ to ensure compliance by 30 June 2019.

Review of the Reserve Bank of New Zealand Act

In November 2017, the New Zealand Government announced it will undertake a review of the Reserve Bank of New Zealand Act 1989 (Act) (RBNZ Review).  The RBNZ Review aims to ensure the RBNZ’s monetary and financial policy framework still provides the most efficient and effective model for New Zealand.  The RBNZ Review will consist of two phases.  Phase 1 focuses on whether the RBNZ’s decision-making process for monetary policy is robust, and draft legislation for the proposed Phase 1 related changes to the Act has been published.  The terms of reference for Phase 2 were released in June 2018 and will consider broader issues, including the macro-prudential framework, the current prudential supervision model and trans-Tasman coordination. The first consultation on Phase 2 was issued on 1 November 2018.

Residential Mortgage Bond Collateral Standard Review

When the RBNZ lends to banks and other counterparties it does so against ‘eligible collateral’ (mortgage bonds). In New Zealand, mortgage bonds are not generally traded. On 17 December 2017, the RBNZ published an issues paper proposing an enhanced mortgage bond standard aimed at supporting confidence and liquidity in the financial system, and a more standardised and transparent framework for mortgage bonds, which would improve their quality and make them more marketable and a new format for mortgage bonds. The RBNZ is engaging with industry to develop this new mortgage bond standard.

RBNZ/FMA – Financial Services Conduct & Culture Review

In May 2018, the RBNZ and FMA commenced a review in respect of New Zealand’s 10 major banks & 15 life insurers, including WNZL and Westpac Life-NZ-Limited, to explain why conduct issues highlighted by the Australian Royal Commission are not present in New Zealand. WNZL and Westpac Life have provided the regulators with information in relation to this review. An industry thematic review report for the banks is expected to be released in November 2018 and for the life insurers in December 2018.

20	2018 Westpac Group Annual Report

Information on Westpac

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

APRA is the prudential regulator of the Australian financial services industry. It oversees banks, credit unions, building societies, general insurance, re-insurance, life insurance and private health insurance companies, friendly societies and most of the superannuation (pension) industry. APRA’s role includes establishing and enforcing prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions it supervises are met within a stable, efficient and competitive financial system. APRA has recently received new and strengthened powers under the Banking Executive Accountability Regime. For further information, refer to ‘Significant developments’ above.

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

Australia’s risk-based capital adequacy guidelines are based on the approach agreed upon by the BCBS. National discretion is then applied to that approach, which has resulted in Australia’s capital requirements being more stringent. Refer to ‘Capital resources – Basel Capital Accord’ in Section 2.

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

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act 2001 (Cth). The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcing compliance with the ASX Operating Rules by its market, clearing and settlement participants. ASX is now also the benchmark administrator of BBSW.

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

2018 Westpac Group Annual Report	21

Information on Westpac

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for supervising New Zealand registered banks and protects the financial stability of New Zealand through the application of minimum prudential obligations. The New Zealand prudential supervision regime requires that registered banks publish disclosure statements, which contain information on financial performance and risk positions as well as attestations by the directors about the bank’s compliance with its conditions of registration and certain other matters.

The Financial Markets Authority (FMA) and the New Zealand Commerce Commission (NZCC) are the two primary conduct and enforcement regulators. The FMA and NZCC are responsible for ensuring that markets are fair and transparent and are supported by confident and informed investors and consumers. Regulation of markets and their participants is undertaken through a combination of market supervision, corporate governance and licensing approvals.

In New Zealand, other relevant regulator mandates include those relating to taxation, privacy and foreign affairs and trade.

Banks in New Zealand are also subject to a number of self-regulatory regimes. Examples include NZ Payments, the New Zealand Bankers’ Association and the Financial Services Council (FSC). Examples of industry agreed codes include the New Zealand Bankers’ Association’s Code of Banking Practice and FSC’s Code of Conduct.

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

Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies, including the US Securities and Exchange Commission, the US Commodity Futures Trading Commission and the National Futures Association.

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

22	2018 Westpac Group Annual Report

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 5 November 2018.

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

Australia

The principal listing of Westpac ordinary shares is on the ASX, trading under the code WBC. Westpac also has hybrid securities, capital notes, senior notes and subordinated notes listed on the ASX.

We comply with the ASX Corporate Governance Principles and Recommendations (third edition) (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act, the Banking Act, including Part IIAA – The Banking Executive Accountability Regime amongst other laws, and, as an Authorised Deposit-taking Institution, with governance requirements prescribed by APRA under Prudential Standard CPS 510 Governance.

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

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 10 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of grants under our equity-based incentive plans have been disclosed in Note 37 of our financial statements for the year ended 30 September 2018.

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

2018 Westpac Group Annual Report	23

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

24	2018 Westpac Group Annual Report

Corporate governance

Board, Committees and oversight of management

The roles, responsibilities and accountabilities of the Board and Committees were amended during the year by updating the Board and Committee charters.

Board of Directors

Roles and responsibilities

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities are:

▪                 overseeing the sound and prudent management of the Westpac Group;

▪                 approving, and overseeing management’s implementation of, the strategic direction of Westpac Group, its business plan and significant corporate strategic initiatives;

▪                 evaluating Board performance and determining Board size and composition;

▪                 approving the Westpac Board Renewal Policy and the Westpac Group Remuneration Policy;

▪                 selecting, appointing and determining the duration, remuneration and other terms of appointment of the CEO and Chief Financial Officer (CFO);

▪                 approving individual remuneration levels for Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, and any other person the Board determines;

▪                 evaluating the performance of the CEO;

▪                 succession planning for the CEO and Group Executives;

▪                 approving the appointment of Group Executives and the General Manager Group Audit and monitoring the performance of Group Executives;

▪                 approving the annual targets and financial statements and monitoring performance against forecast and prior periods;

▪                 determining our dividend policy;

▪                 considering and approving our overall risk management framework, approving our Group Risk Management Strategy and Group Risk Appetite Statement and monitoring the effectiveness of risk management by the Group;

▪                 forming a view of our risk culture and identifying any desirable changes;

▪                 considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

▪                 overseeing and monitoring Workplace Health and Safety (WHS) issues in the Group and considering appropriate WHS reports and information;

▪                 maintaining an ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators;

▪                 overseeing internal governance, including delegated authorities and approving policies for appointments to our controlled entity boards; and

▪                 overseeing and monitoring customer complaints.

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

2018 Westpac Group Annual Report	25

Corporate governance

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

26	2018 Westpac Group Annual Report

Corporate governance

Size and membership of Board Committees as at 30 September 2018

		Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee
Committee Composition[1]		Minimum three members All members are Independent Non-executive Directors Chair is Independent Non- executive Director, who is not the Board Chairman	Minimum three members All members are Non-executive Directors Majority of members are Independent Non- executive Directors Chair is Independent Director, who is not the Board Chairman	Composed of all Board Committee Chairs, Board Chairman and such other members as determined by the Board All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members All members are Independent Non- executive Directors Chair determined by the Board	Minimum three members Maximum one Executive Director All other members are Independent Non-executive Directors Chair determined by the Board
Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓
Brian Hartzer	CEO, Executive					✓
Nerida Caesar	Non-executive, Independent		✓			✓
Ewen Crouch	Non-executive, Independent		Chair ✓	✓	✓
Alison Deans	Non-executive, Independent		✓	✓	✓	Chair ✓
Craig Dunn	Non-executive, Independent		✓	✓	Chair ✓
Peter Hawkins	Non-executive, Independent	✓	✓			✓
Peter Marriott	Non-executive, Independent	Chair ✓	✓	✓		✓
Peter Nash	Non-executive, Independent	✓	✓

1           Composition requirements for each Committee are set out in the relevant Committee Charter.

2018 Westpac Group Annual Report	27

Corporate governance

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our Chairman is Lindsay Maxsted, who became Chairman on 14 December 2011. The Chairman’s role includes:

▪                  providing effective leadership to the Board in relation to all Board matters;

▪                  guiding the agenda and conducting all Board meetings to facilitate discussions, challenge and decision-making;

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

CEO

Our CEO is Brian Hartzer. The CEO’s role includes:

▪                  leadership of the management team;

▪                  developing strategic objectives for the business and achievement of planned results; and

▪                  the day-to-day management of the Westpac Group’s operations, subject to the specified delegations of authority approved by the Board.

Board meetings

The Board had ten scheduled meetings for the financial year ended 30 September 2018, with additional meetings held as required. In addition to the Board considering strategic matters at each Board meeting, the Board also discusses our strategic plan and approves our overall strategic direction on an annual basis. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgement to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They are also available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2018 are reported in Section 9 of the Directors’ report.

Nomination and appointment

As set out in its Charter, key responsibilities of the Board Nominations Committee are:

▪                  assessing the skills required to discharge competently the Board’s duties having regard to Westpac’s performance, financial position and strategic direction;

▪                  developing, reviewing, assessing and recommending to the Board policies on Director tenure, Board composition and size;

▪                  reviewing and making recommendations to the Board annually on diversity generally within the Group, measurable objectives for achieving diversity and progress in achieving those objectives;

▪                  developing and implementing succession planning for the Non-executive Directors;

▪                  reviewing the process for the orientation and education of new Directors and any continuing education for existing Directors;

▪                  reviewing eligibility criteria for the appointment of Directors;

▪                  considering and recommending candidates for appointment as Directors to the Board and determining the terms and conditions (excluding remuneration) on which Non-executive Directors are appointed and hold office;

▪                  considering and recommending candidates for appointment to the Boards of significant subsidiaries (including Westpac New Zealand Limited and our insurance and superannuation businesses); and

▪                  reviewing and where necessary, developing the Group’s corporate governance policies to provide reasonable assurance that they meet international corporate governance standards.

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

28	2018 Westpac Group Annual Report

Corporate governance

Figure 1 – Board skills, experience and attributes as at 30 September 2018

Number of Directors (in %)
0
10
20
30
40
50
60
70
80
90
100

Skill	Description
Strategic and commercial acumen	An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgement and an appreciation of customer-centred design and lean and agile processes
Financial services experience	An understanding of the financial services industry (including wealth management), economic drivers and global business perspectives
Financial acumen	Financial knowledge, accounting or related financial management qualifications and experience
Risk and compliance	An understanding of compliance matters and risk management, including environmental, social, technological (including digital disruption and cybersecurity risk) and governance risk
Technology	An understanding of the application of technology in large complex businesses, with particular reference to innovation and the Group's Digital Transformation strategic priority
Corporate Governance	Commitment to, and knowledge of, governance and sustainability issues, with particular reference to the legal, compliance and regulatory environment applicable to highly regulated listed entities
People, culture and conduct	Experience in people matters including workplace cultures, morale, management development, succession and remuneration, with particular reference to the Group's talent retention and development initiatives
Executive leadership	Experience in senior leadership roles, including on the boards of other significant listed companies and managing through periods of rapid change
Inclusion and Diversity	An ability to contribute to inclusion and diversity
International	Senior leadership experience across a range of international businesses and exposure to a range of political, cultural, regulatory and business environments

- Board (9 Directors)
- Board Risk & Compliance Committee (8 Directors)
- Board Nominations Committee (5 Directors)
- Board Remuneration Committee (3 Directors)
- Board Technology Committee (5 Directors)
- Board Audit Committee (4 Directors)

Diversity
Male
Female
Tenure (years)
0-3
3-6
6-9+
0
1
2
3
4
5
6
7
8
9
Number of Directors

2018 Westpac Group Annual Report	29

Corporate governance

The Board Nominations Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to the mix of skills, experience, expertise, diversity, independence and other qualities of existing Directors, and how the candidate’s attributes will balance and complement those qualities and address any potential skills gaps in relation to the current composition of the Board. External consultants are used to access a wide base of potential Directors.

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

All Directors have access to advice from senior internal legal advisors including the Group Executive, Legal & Secretariat2.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

2    Rebecca Lim’s role and title was changed from Group Executive, Compliance, Legal & Secretariat to Group Executive, Legal & Secretariat effective from 1 October 2018.

30	2018 Westpac Group Annual Report

Corporate governance

Company Secretaries

Westpac has two Company Secretaries:

▪                  The Senior Company Secretary is our Group Executive, Legal & Secretariat. The Senior Company Secretary attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues.

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

Profiles of our Company Secretaries for the financial year ended 30 September 2018 are set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2018’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors, save for the Board Technology Committee, of which the CEO is also a member.

Operation and reporting

Scheduled meetings of the Board Committees occur at least quarterly. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2018 is reported in Section 9 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2018 included an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process, priorities and continuing education.

The Chairman also discusses the results with individual Directors and Board Committee Chairs. The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed by the Chairman of the Board Risk & Compliance Committee with the Chairman.

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for:

▪                  determining the corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these objectives; and

▪                  approving individual remuneration for Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, and any other person the Board determines.

The Board Risk & Compliance Committee and the Board Audit Committee also refer to the Board Remuneration Committee any matters that come to their attention that are relevant, including with respect to risk adjusted remuneration.

Management performance evaluations for the financial year ended 30 September 2018 were conducted following the end of the financial year.

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

Responsibilities of the Advisory Boards include:

▪                  providing advice to management on management’s strategies and initiatives to continue to strengthen the position and identity of the business;

▪                  providing advice to management of the relevant business so as to promote and preserve its distinct

2018 Westpac Group Annual Report	31

Corporate governance

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

Ethical and responsible decision-making

At Westpac, our vision is to become one of the world’s great service companies, helping our customers, communities and people to prosper and grow. One of the ways we seek to achieve this vision is through our core values.

Westpac is also focused on the impact of its organisational culture on the Group’s operations, including its management of risk.  We take an integrated approach to sustainably embedding a strong risk culture, including through leadership and communication, risk appetite and governance, risk awareness and transparency, accountability and reinforcement, and behaviours and relationships.

Our Values

Our Values support our customer-focused strategy and are embedded in our culture. These are:

▪                  integrity – we earn trust by demonstrating the highest standards of honesty and ethical behaviour;

▪                  service – we are here to help and delight our customers;

▪                  one team – we collaborate to deliver the best outcomes for our customers and the company overall;

▪                  courage – we challenge the status quo and find a way to make things better; and

▪                  achievement – we strive for excellence and deliver results.

Our values guide our behaviour and reflect our commitment to our customers, communities and each other.

Our Compass

We have developed Our Compass, which captures Our Vision, Values, Behaviours and the non-negotiables of our Code of Conduct, to consistently guide us in everything we do.

Our Compass is a simple framework to help our people display the right behaviours and make the right decisions and incorporates:

▪                  Our Vision – why we are here

▪                  Our Values – how we behave

▪                  Our Service Promise – how we serve

▪                  Our Code of Conduct – how we deliver

Code of Conduct and Principles for Doing Business

Our Code of Conduct (Code) describes the standards of conduct expected of our people, both employees and contractors. The seven principles making up the Code are:

▪                  we act with honesty, integrity, and due skill, care and diligence;

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

▪                  we believe in putting our customers at the centre of everything we do;

▪                  we believe our people are a crucial element of a successful service business;

▪                  we are committed to managing our direct and indirect impacts on the environment;

32	2018 Westpac Group Annual Report

Corporate governance

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

The Code of Accounting Practice and Financial Reporting is available on our website at www.westpac.com.au/corpgov.

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

Fit and Proper Person assessments

We have a Board-approved Westpac Group Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards and covers the requirements of Part IIAA of the Banking Act 1959—The Banking Executive Accountability Regime, which applies to ADIs and their subsidiaries. In accordance with that Policy, we assess the fitness and propriety of our Directors and also of individuals who perform specified statutory roles required by APRA Prudential Standards or ASIC licensing requirements. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the Directors and Non-executive Directors of the Westpac and subsidiary Boards, Group Executives, external auditors and actuaries. A Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking fit and proper assessments of all other employees who hold statutory roles. In all cases, the individual is asked to provide a detailed declaration and background checks are completed.

Concern reporting and whistleblower protection

Under the Westpac Group Speaking Up Policy, we encourage our employees, contractors, secondees, former employees, brokers, service providers (such as auditors, accountants and consultants) and our suppliers to raise any concerns about activities or behaviour that may be unlawful or unethical. Our attitude is ‘when in doubt report’ and our senior management are committed to protecting the dignity, well-being, career and good name of anyone reporting wrongdoing, as well as providing them with the necessary

2018 Westpac Group Annual Report	33

Corporate governance

support. Westpac does not tolerate retaliation or adverse action related to a whistleblowing disclosure.

The Speaking Up Policy outlines all reporting channels, including our concern reporting system ‘Concern Online’ and our Whistleblower Hotline. Both channels enable reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac policies or regulatory requirements.

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

A summary of Westpac’s Speaking Up Policy is available on our website at https://www.westpac.com.au/about-westpac/westpac-group/corporate-governance/principles-policies/.

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

▪                  a prohibition on short-selling Westpac securities by Directors and Prescribed Employees;

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

The Westpac Group Securities Trading Policy is available in the Corporate Governance section of our website.

Customer Advocate

Westpac’s Customer Advocate provides an independent avenue of review for complaints outcomes in relation to personal and small business customers, which is separate to our standard internal review processes. The Customer Advocate has the power to review and make independent, binding decisions about these complaints outcomes where customers are not satisfied with the outcome of the internal dispute resolution process.

Further details on our Customer Advocate is available on our website.

Anti-Bribery and Corruption

Westpac requires compliance with anti-bribery and corruption (AB&C) laws in all markets and jurisdictions in which it operates. These laws include, but are not limited to, the Australian Criminal Code Act 1995, the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Where a conflict arises between applicable country AB&C legislative requirements, Westpac’s position is that it will always adopt the more onerous requirement.

Westpac’s Anti-Bribery and Corruption Compliance Program includes a global Anti-Bribery & Corruption Policy, with Board endorsement and oversight and clear emphasis that Westpac does not tolerate the giving or receiving of bribes, including the making of facilitation payments. Westpac expects that books and records must be fair and accurate and reasonably detailed. We expect all employees to comply with these principles in the performance of their services for or on behalf of Westpac. We also require third parties who provide services for or on behalf of Westpac to comply with all applicable AB&C laws.

Slavery and Human Trafficking

Westpac publishes its Slavery and Human Trafficking Statement in accordance with the Transparency in Supply Chains provision (section 54) of the UK’s Modern Slavery Act 2015 on an annual basis. The statement outlines the Group’s commitment to sustainable business practices and advancing human rights, and the steps we have taken to prevent modern slavery in our business and supply chains globally during the financial year.

The statement is available on our website.

Diversity

Westpac has an Inclusion & Diversity Policy that sets out the inclusion and diversity initiatives for the Group. This is

34	2018 Westpac Group Annual Report

Corporate governance

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

The objectives of the policy and the 2018-20 Inclusion & Diversity strategy are to ensure that the Group:

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

We continue to listen to the needs of our employees through the engagement of our employee action groups and our annual employee survey (which includes questions that constitute an ‘Inclusion Index’).

Our Inclusive Leadership program ensures we are investing in the right capabilities for an inclusive culture. The majority of senior leaders and Group Executives have already completed the program in 2018.

In October 2010, the Board set an objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule. Westpac has now attained 50% women in leadership roles. The focus will now shift to maintaining this equality.

At 30 September 2018, the proportion of women employed by the Group was as follows:

▪                  Board of Directors1: 22%;

▪                  leadership2 roles: 50%; and

▪                  total Westpac workforce: 57%.

In addition to the Group’s commitment to achieving its targets, in 2015 our CEO signed up as a Pay Equity Ambassador through the Workplace Gender Equality Agency.

Westpac offers a range of flexible working options for our people based on their needs, work preferences and the needs of the business. These include:

▪                  flexible work hours;

▪                  mobile working;

▪                  working part-time; and

▪                  job sharing.

In addition, Westpac offers a variety of leave options that support flexibility, including parental leave, wellbeing and lifestyle leave and domestic violence support leave.

1           Following the appointment of Anita Fung on 1 October 2018, the proportion of women on the Board of Directors is 30%.

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

2018 Westpac Group Annual Report	35

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

Our sustainability reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 (revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (‘ASAE 3000’). The assurance provider also assesses whether our sustainability reporting is prepared in accordance with AA1000 and the GRI Standards.

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

Board Audit Committee

As set out in its charter, key responsibilities of the Board Audit Committee are:

▪                  overseeing the integrity of the financial statements and financial reporting systems of Westpac and its related bodies corporate;

▪                  overseeing the external audit engagement, including the external auditor’s qualifications, performance, independence and fees;

▪                  overseeing the performance of the internal audit function;

▪                  overseeing the integrity of the Group’s corporate reporting, including the Group’s financial reporting and compliance with prudential regulatory reporting and professional accounting requirements; and

▪                  reviewing and approving policies and procedures for the receipt, retention and treatment of information submitted confidentially by employees and third parties about accounting, internal control, compliance, audit or other matters about which an employee has concerns, and monitoring employee awareness of these policies and procedures.

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

▪                  any significant financial reporting issues and judgments made in connection with the preparation of the financial reports;

▪                  the processes used to monitor and comply with laws and regulations over financial information, reporting and disclosure; and

▪                  the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the Group’s half year and full year financial statements.

In addition, the Board Audit Committee maintains an ongoing dialogue with management, the external auditor and Group Audit, including regarding those matters that are likely to be designated as Key Audit Matters in the external auditor’s report. Key Audit Matters are those matters which, in the opinion of the external auditor, are of the most significance in their audit of the financial report.

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

▪                  the external auditor, about our major financial reporting risk exposures and the steps management has taken to monitor and control such exposures;

▪                  Group Audit and the external auditor concerning their audits and any significant findings, and the adequacy of management’s responses;

▪                  management and the external auditor concerning the half year and full year financial statements;

▪                  management and the external auditor regarding any correspondence with regulators or government agencies, and any published reports which raise

36	2018 Westpac Group Annual Report

Corporate governance

material issues or could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and

▪                  the Group Executive, Legal & Secretariat regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of the Group’s financial statements. The Board Audit Committee also meets with the General Manager Group Audit without other members of management being present.

The Board Audit Committee also refers to the Board or any other Board Committees any matters that come to the attention of the Board Audit Committee that are relevant for the Board or the respective Board Committees.

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

The Board has determined that Mr Marriott is an ‘audit committee financial expert’ and independent in accordance with US securities law.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board, and have done so for the financial year ended 30 September 2018, that state that in all material respects:

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

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 Annual General Meeting (AGM). Prior to 2002, individuals who were partners of PwC or its antecedent firms were our external auditors from 1968. Our PwC lead audit partner is Lona Mathis and the quality review partner is Wayne Andrews. Ms Mathis and Mr Andrews assumed responsibility for these roles in June 2017 and January 2015, respectively.

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

As our external auditor, PwC is required to confirm its independence and compliance with specified independence standards on a semi-annual basis (at half and full year), however in practice it confirms its independence on a quarterly basis.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 39 to our financial statements for the year ended 30 September 2018. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 11 of the Directors’ report.

2018 Westpac Group Annual Report	37

Corporate governance

Group Audit (internal audit)

Group Audit is Westpac’s internal audit function and includes the Credit Portfolio & Model Review team, both of which provide the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Audit is governed by a Charter approved by the Board Audit Committee that sets out the purpose, role, scope and high level standards for the function. Group Audit covers the governance, risk management and internal control frameworks of Westpac and our wholly owned subsidiaries. It has access to all of our wholly owned entities and conducts audits and reviews following a risk-based planning approach. The General Manager Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the Chief Financial Officer. Group Audit also has direct access to the Chief Executive Officer.

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

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO and the Executive Team.

The Group Executive, Legal & Secretariat is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

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

Shareholder communication and participation

We seek to keep shareholders fully informed about our strategy, business operations, performance and governance. As part of our investor relations program, we continually review our communications approach, seeking to maintain best practice and effective two-way communication with shareholders. This includes:

▪                  Designing and maintaining the Investor Centre on the Group’s website to make all relevant company information available and to structure that information in a way that makes it easy to find and access;

▪                  Responding to shareholder queries directly via phone, email and mail;

▪                  Preparing company presentations that seek to respond to the questions frequently asked by shareholders along with major industry and company topics of interest; and

▪                  Ensuring appropriate access to all major market briefings and shareholder meetings, including via webcasts and maintaining that information on our website.

Shareholders can access our financial calendar which lists all major market briefings and shareholder meetings. Announcements on these events may also be made through ASX announcements.

Shareholders are given the option to receive information in print or electronic format from both Westpac and its share registry.

We regard our Annual General Meeting (AGM) as an important opportunity for engaging and communicating with shareholders, and rotate the location of our AGM throughout capital cities to give as many shareholders as possible the opportunity to attend. While shareholders are encouraged to attend and actively participate, the AGM is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge a direct vote or their proxies through a number of channels, including via the internet. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

Risk management

Roles and responsibilities

The Board is responsible for approving the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk & Compliance Committee responsibility to: review and recommend the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval; establish a view of the Group’s current and future risk position relative to its risk appetite and capital strength; review and approve frameworks, policies and processes for managing risk; and review and, where appropriate, approve risks beyond the approval discretion provided to management.

Westpac’s Risk Management Strategy and Risk Appetite Statement were reviewed by the Board Risk & Compliance Committee and were approved by the Board during the financial year ended 30 September 2018.

38	2018 Westpac Group Annual Report

Corporate governance

The Board Risk & Compliance Committee reviews and monitors the risk profile and controls of the Group for consistency with the Group Risk Appetite Statement and reviews and monitors capital levels for consistency with the Group’s risk appetite. The Board Risk & Compliance Committee receives regular reports from management on the effectiveness of our management of Westpac’s material risks. More detail about the role of the Board Risk & Compliance Committee is set out later in this section under ‘Board Risk & Compliance Committee’.

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

We have adopted a Three Lines of Defence approach to risk management, which reflects our culture of ‘risk is everyone’s business’ in which all employees are responsible for identifying and managing risk and operating within the Group’s desired risk profile. Effective risk management enables us to:

▪                  accurately measure our risk profile and balance risk and reward within our risk appetite, optimising financial growth opportunities and mitigating potential loss or damage;

▪                  protect Westpac Group’s depositors, policyholders and investors by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums;

▪                  deliver suitable, fair and clear outcomes for our customers that support market integrity;

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

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Risk and compliance advisory, control, assurance and monitoring functions established frameworks, policies, limits and processes for the management, monitoring and reporting of risk. The 2nd Line evaluates and provides assurance over the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and monitors the 1st Line’s progress toward remediation of identified deficiencies. The 2nd Line can also approve certain risks outside of the authorities granted to the 1st Line.

The 3rd Line of Defence – Independent assurance

Group Audit is an independent assurance function that evaluates and opines on the adequacy and effectiveness of both 1st and 2nd Line risk management approaches and tracks remediation progress, with the aim of providing the

Board, and senior executives, with comfort that the Group’s governance, risk management and internal controls are operating effectively.

2018 Westpac Group Annual Report	39

Corporate governance

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

▪                  conduct risk – the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity;

▪                  operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, such as financial crime. This definition is aligned to the regulatory (Basel II) definition of Operational Risk which includes legal and regulatory risk but excludes strategic risk;

▪                  compliance risk – the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to abide by the compliance obligations required of us;

▪                  business risk – the risks arising from the strategic objectives and business plans;

▪                  sustainability risk – the risk of reputational or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

▪                  equity risk – the potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent;

▪                  insurance risk – the risk in our insurance entities of claims costs being greater than expected, due to a failure in product design, underwriting, reinsurance arrangements or an increase in severity and frequency of insured events;

▪                  related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in the Westpac Group; and

▪                  reputation risk – the risk of the loss of reputation, stakeholder confidence, or public trust and standing.

Westpac has received advanced accreditation from APRA and the RBNZ under the Basel II capital framework, and uses the Advanced Internal Ratings Based (Advanced IRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk when calculating regulatory capital.

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

Board Risk & Compliance Committee

The Board Risk & Compliance Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Ewen Crouch.

As set out in its charter, the Board Risk & Compliance Committee:

▪                  reviews and recommends the Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

▪                  reviews and monitors the risk profile and controls of the Group consistent with the Westpac Group Risk Appetite Statement;

▪                  reviews and approves the frameworks, policies and processes for managing risk;

▪                  reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

▪                  monitors changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;

▪                  assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management;

▪                  reviews and where appropriate approves risks beyond the approval discretion provided to management; and

▪                  assists the Board to oversee compliance management within the Group.

From the perspective of specific types of risk, the Board Risk & Compliance Committee’s role includes:

▪                  credit risk – approving key policies and limits supporting the Credit Risk Management Framework, and monitoring the risk profile, performance and management of our credit portfolio;

40	2018 Westpac Group Annual Report

Corporate governance

▪                  liquidity risk – approving key policies and limits supporting the Liquidity Risk Management Framework, including our annual funding strategy, recovery and resolutions plans and monitoring the liquidity position and requirements;

▪                  market risk – approving key policies and limits supporting the Market Risk Management Framework, including, but not limited to, the Value at Risk limits and Net Interest Income at Risk limits, and monitoring the market risk profile;

▪                  conduct risk – reviewing and approving the Westpac Group Conduct Framework and reviewing and monitoring the performance of conduct risk management and controls;

▪                  operational risk – approving key policies supporting both the Operational Risk Management Framework and the Financial Crime Risk Management Framework, and monitoring the performance of operational and financial crime risk management and controls;

▪                  compliance risk – reviewing and approving the Westpac Group Compliance Management Framework and reviewing compliance processes and our compliance with applicable laws, regulations and regulatory requirements, discussing with management and the external auditor any correspondence with regulators or government agencies and any published reports that raise material issues, and reviewing complaints and whistleblower concerns; and

▪                  reputation risk – reviewing and approving the Reputation Risk Management Framework and reviewing and monitoring the performance of reputation risk management and controls.

The Board Risk & Compliance Committee also:

▪                  oversees and approves the Internal Capital Adequacy Assessment Process and in doing so reviews the outcomes of Westpac Group stress testing, sets the target capital ranges for regulatory capital and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;

▪                  provides relevant periodic assurances and reports (as appropriate) to the Board Audit Committee;

▪                  reviews and approves other risk management frameworks1 and/or the monitoring of performance under those frameworks (as appropriate);

▪                  forms a view of Westpac’s risk culture and oversees the identification of, and steps taken to address, any desirable changes to risk culture and periodically reports to the Board;

▪                  refers to the Board or any other Board Committees any matters that come to the attention of the Board Risk & Compliance Committee that are relevant for the Board or the respective Board Committees; and

▪                  in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of the Group’s US operations.

Compliance Management Framework

The Compliance Management Framework sets out our approach to managing compliance with our obligations and mitigating compliance risk.   It is an integral part of the broader risk management strategy and is regularly assessed and enhanced as appropriate to ensure it responds to the internal and external environment and supports our strategic compliance direction.

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

Remuneration

The Board Remuneration Committee assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward individuals having regard to performance and that reflect Westpac’s risk management framework, the law and the highest standards of governance.

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

As set out in its charter, the Board Remuneration Committee:

▪                  reviews and makes recommendations to the Board in relation to the Westpac Group Remuneration Policy

1    Additional frameworks include the Sustainability Risk Management Framework, Equity Risk Management Framework, Related Entity Risk Management Framework, Financial Crime Risk Management Framework and Insurance Risk Management Framework.

2018 Westpac Group Annual Report	41

Corporate governance

(Group Remuneration Policy) and assesses the Group Remuneration Policy’s effectiveness and its compliance with laws, regulations and prudential standards;

▪                  reviews and makes recommendations to the Board in relation to the individual remuneration levels of the CEO, Non-executive Directors, Group Executives, other Executives who report directly to the CEO, any other Accountable Persons under the Banking Executive Accountability Regime, other persons whose activities in the Board Remuneration Committee’s opinion affect the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

▪                  reviews and makes recommendations to the Board in relation to the remuneration structures for each category of persons covered by the Group Remuneration Policy;

▪                  reviews and makes recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these objectives;

▪                  reviews and makes recommendations to the Board on the short and long-term variable reward plans for Group Executives and any other Accountable Person under the Banking Executive Accountability Regime;

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

The Board Remuneration Committee also reviews and makes recommendations to the Board for the reduction or lapsing of incentive-based equity grants to employees where:

▪                  subsequent information or circumstances indicate that the grant was not justified; or

▪                  the Board Remuneration Committee determines that an adjustment should be made as a result of risk or compliance failures, poor customer outcomes, where an Accountable Person under the Banking Executive Accountability Regime has failed to comply with their accountability obligations or any other matter it considers relevant.

Independent remuneration consultants are engaged by the Board Remuneration Committee to provide information across a range of issues, including remuneration benchmarking, market practices and emerging trends and regulatory reforms.

The Board Remuneration Committee refers to the Board or any other Board Committees any matters that come to the attention of the Board Remuneration Committee that are relevant for the Board or the respective Board Committees

Further details of our remuneration framework are included in the Remuneration Report in Section 10 of the Directors’ report. The Board Remuneration Committee reviews and recommends the report for approval.

42	2018 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
▪ approves our overall Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement; and ▪ makes an annual declaration to APRA on risk management.
Board Risk & Compliance Committee (BRCC)

▪      reviews and recommends the Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

▪      reviews and monitors the risk profile and controls of the Group consistent with the Westpac Group Risk Appetite Statement;

▪      reviews and approves frameworks, policies and processes for managing risk;

▪      reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO, CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

▪      monitors changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;

▪      assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS220 Risk Management;

▪      reviews and where appropriate approves risks beyond the approval discretion provided to management; and

▪      assists the Board to oversee compliance management within the Group.

Other Board Committees with a risk focus
Board Audit Committee
▪ oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.
Board Remuneration Committee

▪      oversees remuneration policies and practices of the Westpac Group in the context that these policies and practices reflect Westpac’s risk management framework, including making recommendations to the Board for the reduction or lapsing of incentive-based equity grants to employees as a result of risk or compliance failures.

Board Technology Committee
▪ oversees the implementation of the Westpac Group’s technology strategy, including risks associated with major technology programs.
Executive Team

▪      executes the Board-approved strategy;

▪      delivers the Westpac Group’s various strategic and performance goals within the approved risk appetite; and

▪      monitors key risks within each business unit, capital adequacy and the Westpac Group’s reputation.

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

▪      oversees the Group’s material risks;

▪      oversees reputation risk and sustainability risk management frameworks, compliance and conduct management frameworks and key supporting policies; and

▪      identifies emerging credit, operational, compliance and market risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.

2018 Westpac Group Annual Report	43

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

Westpac Group Remuneration Oversight Committee

▪      provides assurance that the remuneration arrangements across the Group are considered from a human resources, risk, finance, legal and compliance perspective in line with any external requirements;

▪      reviews and makes recommendations to the CEO for recommendation to the Board Remuneration Committee on the Group Remuneration Policy and provides assurance that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the Risk Management Framework;

▪      reviews and monitors the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Statutory Officers Fit and Proper Policy), risk and financial control employees, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

▪      reviews and recommends to the CEO for recommendation to the Board Remuneration Committee the criteria and rationale for determining the total quantum of the Group variable reward pool.

44	2018 Westpac Group Annual Report

Corporate governance

Risk Management Governance Structure (continued)

Risk and compliance functions
Risk Function

▪      assists the Board, Board Committees and senior management to establish, maintain and review the Risk Management Strategy, supporting risk management frameworks and policies and risk appetite;

▪      documents and monitors risk appetite across all risk types and classes (including financial crime), risk limits and authorities;

▪      notifies the Board or Board Committees of any significant breach, or material deviation from the Risk Management Strategy, supporting risk management frameworks and policies or risk appetite;

▪      monitors and provides advice on risk policies, procedures, incidents and issues including emerging risk issues;

▪      monitors and provides assurance including testing risk controls as the 2nd Line of Defence;

▪      monitors and maintains the required resources and capabilities (including Risk systems and Risk data) to support the Risk Management Strategy; and

▪      oversees the management of credit risk and making credit decisions in accordance with delegations from the Board.

Compliance Function

▪      assists the Board, Board Committees and senior management to establish, maintain and review the compliance management framework;

▪      designs, implements and monitors key compliance processes and controls in support of the compliance management framework;

▪      provides independent advice on the design, implementation, operating effectiveness and monitoring of controls to ensure compliance with internal, regulatory and legislative requirements;

▪      directs the review and development of compliance policies, compliance plans, controls and procedures;

▪      reports on the performance of the compliance management framework; and

▪      maintains resources with the skills and tools required to fulfil their compliance responsibilities and support the strategy.

Independent internal review
Group Audit
▪ reviews the adequacy and effectiveness of management controls over risk.
Divisional business units
Business Units

▪      responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and

▪      establish and maintain appropriate risk management and compliance controls, resources and self-assessment processes.

2018 Westpac Group Annual Report	45

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2018.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2017 and up to the date of this report are: Lindsay Philip Maxsted, Brian Charles Hartzer, Nerida Frances Caesar, Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans), Craig William Dunn, Robert George Elstone (retired as a Director on 8 December 2017), Yuen Mei Anita Fung (Anita Fung) (Director from 1 October 2018), Peter John Oswin Hawkins, Peter Ralph Marriott and Peter Stanley Nash (Director from 7 March 2018).

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2018 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 64

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled
re-election: December 2020.

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

Age: 51

Term of office: Managing Director & Chief Executive Officer since February 2015.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Australian National University Business and Industry Advisory Board (Chairman since March 2017), the Financial Markets Foundation for Children and Australian Banking Association Incorporated.

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

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

46	2018 Westpac Group Annual Report

Directors’ report

Name: Nerida Caesar, BCom, MBA, GAICD

Age: 54

Term of office: Director since September 2017.

Date of next scheduled
re-election: December 2020.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Nil.

Other interests: Member of the Advisory Board of IXUP Limited and the Federal Government’s FinTech Advisory Group. Advisor to Equifax Australia and New Zealand.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Nerida has 32 years of broad-ranging commercial and business management experience. Most recently, Nerida was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax (formerly Veda Group Limited) from February 2011. She is also a former director of Genome.One Pty Ltd and Stone and Chalk Limited.

Prior to joining Veda, Nerida was formerly Group Managing Director, Telstra Enterprise and Government. She also worked as Group Managing Director, Telstra Wholesale, and prior to that held the position of Executive Director National Sales.

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

Age: 62

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

Committee of the Law Council of Australia and ASIC’s Director Advisory Panel.

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

Directorships of other listed entities over the past three years and dates of office: Nil.

2018 Westpac Group Annual Report	47

Directors’ report

Name: Alison Deans,

BA, MBA, GAICD

Age: 50

Term of office: Director since April 2014.

Date of next scheduled
re-election: December 2020.

Independent: Yes.

Current directorships of listed entities and dates of office: Cochlear Limited (since January 2015).

Other principal directorships: SCEGGS Darlinghurst Limited.

Other interests: Senior Advisor, McKinsey & Company and

Investment Committee member of the CSIRO Innovation Fund (Main Sequence Ventures).

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Alison has more than 20 years’ experience in senior executive roles focused on building digital businesses and digital transformation across
e-commerce, media and financial services. During this time, Alison served as the CEO of eCorp Limited, CEO of Hoyts Cinemas, CEO of netus Pty Ltd and CEO of eBay, Australia and New Zealand.

Alison was an Independent Director of Social Ventures Australia from September 2007 to April 2013 and a director of kikki.K Holdings Pty Ltd from October 2014 to June 2018.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Nominations, Board Remuneration and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Insurance Australia Group Limited (February 2013 – October 2017).

Name: Craig Dunn,

BCom, FCA

Age: 55

Term of office: Director since June 2015.

Date of next scheduled
re-election: December 2018.

Independent: Yes.

Current directorships of listed entities and dates of office: Telstra Corporation Limited (since April 2016).

Other principal directorships: Chairman of The Australian Ballet and Chairman of Stone and Chalk Limited (retires 27 November 2018).

Other interests: Chairman of the International Standards Technical Committee on Blockchain and Distributed Ledger Technologies (ISO/TC 307) and Co-Chair of the Australian Government’s Fintech Advisory Group.

Member of the ASIC External Advisory Panel, and the New South Wales Government’s Quantum Computing Fund Advisory Panel. Board member of Jobs for New South Wales and Consultant to King & Wood Mallesons.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited from 2008 to 2013. Craig was previously a director of Financial Literacy Australia Limited, a Board member of each of the Australian Japanese Business Cooperation Committee and the New South Wales Government’s Financial Services Knowledge Hub, and

former Chairman of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

48	2018 Westpac Group Annual Report

Directors’ report

Name: Anita Fung,
BSocSc, MAppFin

Age: 57

Term of office: Director since October 2018.

Date of next scheduled
re-election: December 2018.

Independent: Yes.

Current directorships of listed entities and dates of office: Hong Kong Exchanges and Clearing Limited (since April 2015, Hong Kong listed), China Construction Bank Corporation (since October 2016, Hong Kong Listed) and Hang Lung Properties Limited (since May 2015, Hong Kong listed).

Other principal directorships: Board member of the Airport Authority Hong Kong.

Other interests: Member of the Hong Kong Museum Advisory Committee.

Other Westpac related entities directorships and dates of office: Member of Westpac’s Asia Advisory Board since October 2018.

Skills, experience and expertise: Anita’s career in the banking industry spans over 30 years, including 19 years at HSBC.

During her time at HSBC, Anita held a number of senior management roles including Group General Manager, HSBC Group and most recently as Chief Executive Officer, Hong Kong from 2011 to 2015.

Prior to joining HSBC, Anita held various positions at Standard Chartered Bank in its Treasury and Capital markets business.

Westpac Board Committee membership: Member of the Board Risk & Compliance Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Hawkins,
BCA (Hons.), SF Fin, ACA (NZ), FAICD

Age: 64

Term of office: Director since December 2008.

Date of next scheduled
re-election: Not applicable. Peter Hawkins will retire following the 2018 AGM.

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

Age: 61

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

Directorships of other listed entities over the past three years and dates of office: Nil.

2018 Westpac Group Annual Report	49

Directors’ report

Name: Peter Nash
BCom, FCA, F Fin

Age: 56

Term of office: Director since March 2018.

Date of next scheduled
re-election: December 2018.

Independent: Yes.

Current directorships of listed entities and dates of office: Johns Lyng Group Limited (Chairman since October 2017). Johns Lyng Group Limited became a listed entity in October 2017.

Other principal directorships: Reconciliation Australia Limited and Golf Victoria Limited.

Other interests: Board member of the Koorie Heritage Trust and Migration Council Australia. Member of the University of Melbourne Centre for Contemporary Chinese Studies Advisory Board.

Other Westpac related entities directorships and dates of office: Nil

Skills, experience and expertise: Peter was formerly a Senior Partner with KPMG until September 2017, having been admitted to the partnership of KPMG Australia in 1993. He most recently served as the National Chairman of KPMG Australia from 2011 until August 2017, where he was responsible for the overall governance and strategic positioning of KPMG in Australia. In this role, Peter also served as a member of KPMG’s Global and Regional Boards.

Peter has experience providing advice on a range of topics including business strategy, risk management, internal controls, business processes and regulatory change. He has also provided both financial and commercial advice to many Government businesses at both a Federal and State level. Peter is a former member of the Business Council of Australia and its Economic and Regulatory Committee.

Westpac Board Committee membership: Member of each of the Board Audit and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

50	2018 Westpac Group Annual Report

Directors’ report

Company Secretary

Our Company Secretaries as at 30 September 2018 were Rebecca Lim and Tim Hartin.

Rebecca Lim (B Econ, LLB (Hons.)) was appointed Group Executive, Compliance, Legal & Secretariat1 and Company Secretary in October 2016. Rebecca joined Westpac in 2002 and has held a variety of senior leadership roles including General Manager, Human Resources for St.George Bank and General Manager, St.George Private Clients. She was appointed Group General Counsel in November 2011 and Chief Compliance Officer from 2013 to 2017. Rebecca held an in-house role in investment banking at Goldman Sachs in London before returning to Australia and joining Westpac. Rebecca was previously with US firm Skadden Arps where she worked in the Corporate Finance area in both New York and London. Prior to that she worked at Blake Dawson Waldron (now Ashurst) as a solicitor.

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

2. Executive Team

As at 30 September 2018 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Brian Hartzer	Managing Director & Chief Executive Officer	2012	2015
Lyn Cobley	Chief Executive, Westpac Institutional Bank	2015	2015
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
Dave Curran	Chief Information Officer	2014	2014
George Frazis	Chief Executive, Consumer Bank	2009	2015
Peter King[2]	Acting Chief Risk Officer[3,4]	1994	2014
David Lees[5]	Acting Chief Financial Officer	1997	2018
Rebecca Lim	Group Executive, Compliance, Legal & Secretariat	2002	2016
David Lindberg	Chief Executive, Business Bank	2012	2015
Carolyn McCann	Group Executive, Customer & Corporate Relations	2013	2018
David McLean	Chief Executive Officer, Westpac New Zealand Limited	1999	2015
Christine Parker	Group Executive, Human Resources	2007	2011
Gary Thursby	Group Executive, Strategy & Enterprise Services	2008	2016

There are no family relationships between or among any of our Directors or Executive Team members.

1    From 1 October 2018, Rebecca Lim’s role and title is Group Executive, Legal & Secretariat.

2    Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed Acting Chief Risk Officer. From 1 October 2018, Peter returned to the role of Chief Financial Officer.

3    Alexandra Holcomb was Chief Risk Officer until her retirement from the role effective from 25 June 2018.

4    David Stephen commenced as Chief Risk Officer effective from 1 October 2018, with responsibility for risk and compliance.

5    David Lees was appointed Acting Chief Financial Officer effective from 25 June 2018. From 1 October 2018, David ceased to be a member of the Executive Team and returned to the role of Deputy Chief Financial Officer.

2018 Westpac Group Annual Report	51

Directors’ report

Brian Hartzer BA, CFA. Age 51
Managing Director & Chief Executive Officer

Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012 encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Brian is a Director of the Australian Banking Association and was formerly the Chairman until December 2015. Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Lyn Cobley BEc, SF FIN, GAICD. Age 55
Chief Executive, Westpac Institutional Bank

Lyn was appointed Chief Executive, Westpac Institutional Bank in September 2015. She has responsibility for Westpac’s global relationships with corporate, institutional and government clients as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. In addition, Lyn is responsible for Westpac’s International and Pacific Island businesses.

Lyn has over 25 years’ experience in financial services. Prior to joining Westpac, Lyn held a variety of senior positions at the Commonwealth Bank of Australia including serving as Group Treasurer from 2007 to 2013 and most recently as Executive General Manager, Retail Products & Third Party Banking. She also held senior roles at Barclays Capital in Australia and Citibank in Australia and Asia Pacific, and was CEO of Trading Room (a joint venture between Macquarie Bank and Fairfax).

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

Brad Cooper DipBM, MBA. Age 56
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

Dave Curran BCom. Age 53
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

52	2018 Westpac Group Annual Report

Directors’ report

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 54
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

George is a Governor of the St.George Foundation and is Chair of the Prime Minister’s Industry Advisory Committee on Veterans’ Employment.

Peter King BEc, FCA. Age 48
Acting Chief Risk Officer

Peter acted as the Chief Risk Officer from June 2018 to September 2018. Westpac’s Chief Risk Officer is responsible for key risk management activities across the enterprise. Prior to this appointment, Peter was Chief Financial Officer from April 2014 to June 2018. He has returned to this role in October 2018.

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

David Lees BCom, LLB. Age 48

Acting Chief Financial Officer

David acted as the Chief Financial Officer from June 2018 to September 2018. Westpac’s Chief Financial Officer is responsible for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this appointment, David was Deputy Chief Financial Officer from January 2016 to June 2018. He has returned to this role in October 2018.

Since joining Westpac in 1997, David has held other senior roles across the Westpac Group, including General Manager, BT Solutions, where he was responsible for BT Financial Group’s insurance and asset management businesses.

David holds a Bachelor of Commerce and Bachelor of Laws from Durban University.

Rebecca Lim B Econ, LLB (Hons). Age 46
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

Rebecca is Deputy Chair of the GC100 Executive Committee and a member of Chief Executive Women.

2018 Westpac Group Annual Report	53

Directors’ report

David Lindberg HBA (Hons. Economics). Age 43
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

Carolyn McCann BBus (Com), BA, GradDipAppFin, GAICD. Age 46
Group Executive, Customer & Corporate Relations

Carolyn was appointed as Westpac’s Group Executive responsible for customer and corporate relations in June 2018. Carolyn is responsible for the management of the Group’s customer resolution and reporting, in addition to the corporate affairs, communications, government relations and sustainability functions, recognising the importance of setting high service standards and quickly resolving customer issues in managing the Group’s relationship with its customers.

Carolyn joined the Westpac Group in 2013, as General Manager, Corporate Affairs & Sustainability, during which time she played an instrumental role in leading the Group’s bicentenary program, including the launch of the $100 million Westpac Bicentennial Foundation.

Prior to joining Westpac, Carolyn spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs & Investor Relations. Carolyn began her career in consulting and has extensive experience in financial services.

David McLean LLB (Hons.). Age 60
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

Before joining Westpac, David was Director, Capital Markets at Deutsche Morgan Grenfell from 1994. He also established the New Zealand branch of Deutsche Bank and was New Zealand Resident Branch Manager. In 1988, David joined Southpac/National Bank as a Capital Markets Executive. Prior to this, David worked as a lawyer in private practice and also served as in-house counsel for NatWest NZ from 1985.

Christine Parker BGDipBus (HRM). Age 58
Group Executive, Human Resources

Christine was appointed to Westpac Group’s Executive Team in October 2011. As Group Executive, Human Resources, Christine leads the HR function and is responsible for key HR activities across the Group, including attracting and retaining staff, training and development, reward and recognition and health, safety and wellbeing. Christine also oversees the Group’s Customer Advocate function and supports the CEO and Board on culture and conduct. Prior to June 2018, Christine also had responsibility for Corporate Affairs and Sustainability.

Since joining Westpac in 2007, Christine has held a variety of senior leadership roles including Group General Manager, Human Resources and General Manager, Human Resources for Westpac New Zealand Limited. Before joining Westpac, Christine held senior HR roles in a number of high profile organisations and across a range of industries, including Carter Holt Harvey and Restaurant Brands New Zealand.

Christine was previously a Director of Women’s Community Shelters and is a current member of the Chief Executive Women, Governor of the St.George Foundation and member of the Veterans’ Employment Industry Advisory Committee.

54	2018 Westpac Group Annual Report

Directors’ report

Gary Thursby BEc, DipAcc, FCA. Age 56

Group Executive, Strategy & Enterprise Services

Gary was appointed Group Executive Strategy & Enterprise Services in October 2016. In addition to leading the Group’s strategy function, his role is designed to support delivery of the Group’s Service Revolution and provide services to support the Group’s operating businesses.

Gary’s responsibilities also include banking operations, procurement, property, data and analytics, group strategy and enterprise investments. In addition, Gary oversees the Group’s corporate and business development portfolios.

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

2018 Westpac Group Annual Report	55

Directors’ report

3. Report on the business

a) Principal activities

The principal activities of the Group during the financial year ended 30 September 2018 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2018.

b) Operating and financial review

The net profit attributable to owners of Westpac Banking Corporation for the year ended 30 September 2018 was $8,095 million, an increase of $105 million or 1% compared to 2017. Key features of this result were:

▪      a 2% increase in net operating income before operating expenses and impairment charges with:

–     net interest income of $16,505 million, an increase of $989 million or 6% compared to 2017, with total loan growth of 4% and a 7 basis point increase in net interest margin to 2.13%; and

–     non-interest income of $5,628 million, a decrease of $658 million or 10% compared to 2017, primarily due to a decrease in trading income of $257 million, the non-repeat of a large gain of $279 million on disposal of an associate in 2017 (BTIM), an impairment loss of $104 million on the Pendal (formerly BTIM) investment in 2018, and additional provisions for estimated customer refunds and payments recorded as negative income. These items were partly offset by income related to the exit of the Hastings business ($135 million);

▪      operating expenses were $9,692 million, an increase of $258 million or 3% compared to 2017. The rise in operating expenses included annual salary increases and higher technology expenses related to the Group’s investment program, an increase in regulatory and compliance costs and costs associated with the exit of the Hastings business. These increases were partly offset by productivity benefits and lower amortisation of intangibles; and

▪      impairment charges were $710 million, a decrease of $143 million or 17% compared to 2017. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.08%, up 3 basis points over the year. The decrease in impairment charges was primarily due to reduced individual provisions on larger facilities.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2018 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’, ‘Divisional performance’ and ‘Risk and risk management’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report, which form part of this report.

c) Dividends

Since 30 September 2018, Westpac has announced a final ordinary dividend of 94 cents per Westpac ordinary share, totalling approximately $3,229 million for the year ended 30 September 2018 (2017 final ordinary dividend of 94 cents per Westpac ordinary share, totalling $3,191 million). The dividend will be fully franked and will be paid on 20 December 2018.

An interim ordinary dividend for the current financial year of 94 cents per Westpac ordinary share for the half year ended 31 March 2018, totalling $3,218 million, was paid as a fully franked dividend on 4 July 2018 (2017 interim ordinary dividend of 94 cents per Westpac ordinary share, totalling $3,156 million). The payment comprised direct cash disbursements of $2,897 million with $321 million being reinvested by participants through the DRP.

Further, in respect of the year ended 30 September 2017, a fully franked final dividend of 94 cents per ordinary share totalling $3,191 million was paid on 22 December 2017. The payment comprised direct cash disbursements of $2,881 million with $310 million being reinvested by participants through the DRP.

New shares were issued to satisfy the DRP for each of the 2017 final ordinary dividend and the 2018 interim ordinary dividend.

d) Significant changes in state of affairs and events during and since the end of the 2018 financial year

Significant changes in the state of affairs of the Group were:

▪      increased public scrutiny of financial institutions (including Westpac) and regulators from the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, with Westpac participating in the Royal Commission to date, and in the course of that participation, providing the Royal Commission with documents, witness statements and submissions;

▪      the issuance of A$1.69 billion AT1 securities, known as Westpac Capital Notes 5, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework;

▪      the buy back and cancellation of $623 million of Westpac convertible preference shares and the conversion of $566 million of Westpac convertible preference shares into ordinary Westpac shares; and

56	2018 Westpac Group Annual Report

Directors’ report

▪      ongoing regulatory changes and developments, which have included changes relating to competition, capital, financial services (including the provision of additional powers to regulators), taxation, accounting standards, executive accountability and other regulatory requirements.

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

4. Directors’ interests

a) Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 10 of the Directors’ report for the year ended 30 September 2018 and in the tables below:

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

2018 Westpac Group Annual Report	57

Directors’ report

Directors’ interests in Westpac and related bodies corporate as at 5 November 2018

	Number of Relevant Interests in Westpac		Number of Westpac
	Ordinary Shares		Share Rights

Westpac Banking Corporation
Current Directors
Lindsay Maxsted	22,017		-
Brian Hartzer	109,611	[1]	613,341 [2]
Nerida Caesar	9,985		-
Ewen Crouch	78,450	[3]	-
Alison Deans	14,392		-
Craig Dunn	8,869		-
Anita Fung	-		-
Peter Hawkins	15,880	[4]	-
Peter Marriott	20,870		-
Peter Nash	8,020		-
Former Directors
Robert Elstone	12,096	[5]	-

1     Brian Hartzer’s interest in Westpac ordinary shares includes 23,692 restricted shares held under the CEO Restricted Share Plan.

2     Share rights issued under the CEO Long Term Incentive Plan and Long Term Incentive Plan.

3     Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

4     Peter Hawkins and his related bodies corporate also hold relevant interests in 850 Westpac Capital Notes 3, 882 Westpac Capital Notes 4 and 1,370 Westpac Capital Notes 5.

5     Figure displayed is as at Robert Elstone’s retirement date of 8 December 2017.

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

58	2018 Westpac Group Annual Report

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

For the year ended 30 September 2018, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Share rights outstanding

As at the date of this report there are 4,632,271 share rights outstanding in relation to Westpac ordinary shares. The latest dates for exercise of the share rights range between 1 October 2019 and 1 October 2033.

Holders of outstanding share rights in relation to Westpac ordinary shares do not have any rights under the share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

2018 Westpac Group Annual Report	59

Directors’ report

5. Environmental disclosure

As part of our 2018 Sustainability Strategy, we have set targets for our environmental performance. The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

▪                  our Westpac Group Environment Policy, which has been in place since 1992;

▪                  our Sustainability Risk Management Framework;

▪                  our Responsible Sourcing Code of Conduct; and

▪                  public reporting of our environmental performance.

We also participate in a number of voluntary initiatives including the Dow Jones Sustainability Index (#17 in global banking group), CDP1, the Equator Principles, the Principles for Responsible Investment, the United Nations Global Compact and the Banking Environment Initiative’s Soft Commodities Compact.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period 1 July through 30 June each year.

The Group was previously subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO Act). The Commonwealth Government repealed the EEO Act, effective from 29 June 2014. Accordingly, all obligations and activities under the EEO Program, including reporting requirements, have ceased.

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

8. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2018.

In Australia, political expenditure for the financial year ended 30 September 2018 was $189,195. This relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions, such as speeches and events with industry participants.

In New Zealand, political expenditure for the financial year ended 30 September 2018 was NZD$19,150.

1    Formerly known as the Carbon Disclosure Project.

60	2018 Westpac Group Annual Report

Directors’ report

9. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2018:

				Audit		Risk & Compliance		Nominations		Remuneration		Technology
	Notes	Board		Committee		Committee		Committee		Committee		Committee
Number of meetings held during the year

Director		A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	10	10	4	4	4	4	4	4	-	-	-	-
Brian Hartzer	2	10	10	-	-	-	-	-	-	-	-	4	4
Nerida Caesar	3	10	10	-	-	4	4	-	-	-	-	4	4
Ewen Crouch	4	10	9[11]	-	-	4	4	4	4	5	5	-	-
Alison Deans	5	10	10	-	-	4	4	3	3	4	4	4	4
Craig Dunn	6	10	10	-	-	4	4	4	4	5	5	-	-
Robert Elstone	7	2	2	1	1	1	1	-	-	1	1	-	-
Peter Hawkins	8	10	10	4	4	4	4	1	1	-	-	4	3
Peter Marriott	9	10	10	4	4	4	4	4	4	-	-	4	4
Peter Nash	10	7	7	3	3	3	3	-	-	-	-	-	-

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member             B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2017.

1     Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

2     Member of the Board Technology Committee.

3     Member of the Board Risk & Compliance Committee and Board Technology Committee.

4     Chairman of the Board Risk & Compliance Committee. Member of the Board Nominations Committee and the Board Remuneration Committee.

5     Chairman of the Board Technology Committee from 8 December 2017. Member of the Board Technology Committee until 8 December 2017. Member of the Board Risk & Compliance Committee, and from 8 December 2017, a member of each of Board Nominations Committee and Board Remuneration Committee.

6     Chairman of the Board Remuneration Committee. Member of the Board Risk & Compliance Committee and the Board Nominations Committee.

7     Robert Elstone retired from the Board and its Committees on 8 December 2017.

8     Chairman of the Board Technology Committee and a member of the Board Nominations Committee until 8 December 2017. Member of the Board Audit Committee, the Board Risk & Compliance Committee, and from 8 December 2017, a member of the Board Technology Committee.

9     Chairman of the Board Audit Committee. Member of the Board Risk & Compliance Committee, the Board Technology Committee and the Board Nominations Committee.

10    Peter Nash was appointed as a Director and member of the Board Audit Committee and Board Risk & Compliance Committee on 7 March 2018.

11    In addition to 8 scheduled Board meetings, there were 2 additional special purpose Board meetings convened during the year. Mr Crouch was unable to attend one of these special purpose Board meetings and the meeting material was reviewed and discussed with the Chairman, and his views were subsequently conveyed by the Chairman to the other Directors at the meeting.

2018 Westpac Group Annual Report	61

Directors’ report

10. Remuneration Report

Introduction from the Chairman of the Board Remuneration Committee

Dear shareholders

On behalf of the Board I am pleased to present Westpac’s 2018 remuneration report.

I outline below the context behind the key remuneration decisions made by the Board and the Board Remuneration Committee this year. In addition, I summarise the key enhancements we have made to strengthen our remuneration policy and practices to support appropriate outcomes for our shareholders, customers, employees and the communities we serve.

Overview of performance outcomes

2018 has been a challenging year for Westpac from a financial performance perspective. In addition, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Royal Commission) has highlighted that financial services organisations, including Westpac, need to do more to meet the needs of customers and the community.

Key financial outcomes for 2018 can be summarised as follows:

▪      Cash earnings were flat due to slower loan and deposit growth, the full period impact of the bank levy and an increase in provisions for customer refunds and payments;

▪      The Group’s balance sheet was further strengthened. In particular, our capital ratios exceeded the Australian Prudential Regulation Authority’s (APRA’s) ‘unquestionably strong’ benchmark, liquidity ratios are higher and the funding mix has continued to improve;

▪      Return on equity (ROE) declined to 13% due to higher capital levels combined with flat cash earnings. This is at the lower end of the range the Group is seeking to achieve; and

▪      Earnings per share (EPS) of 232.6 cents was down 1% on the prior year.

Strategically, we have made good progress in modernising our platforms and digitising the company resulting in productivity gains and improvements to the customer experience. Customer satisfaction, as measured by net promoter scores, showed relative improvement though the year. In addition, a range of initiatives were deployed to strengthen our culture and enhance the agility and capability of our workforce.

In terms of the Royal Commission, the misconduct issues that have been examined are confronting for Westpac and the industry, and have raised a number of important considerations for the industry, regulators and policy makers. The Chairman and CEO both discuss the Royal Commission in their respective letters in this Annual Report.

The Board recognises that Westpac needs to continue to improve the way it prevents, detects and addresses misconduct. The Royal Commission has highlighted examples of areas where our actions have given rise to poor outcomes for some of our customers. This has contributed to a loss of trust and reputational damage to Westpac and the industry. The Board also recognises that the value of your shares has declined over the year as a result of a range of factors.

Variable reward adjustments and outcomes

Variable reward outcomes reflect appropriate executive accountability for both performance and the matters discussed above.

2015 Long Term Variable Reward (LTVR): The performance hurdles for both the CEO and Group Executive 2015 LTVR plans were not met and, as a result, the awards were forfeited in full for the third consecutive year.

2018 Short Term Variable Reward (STVR): 2018 STVR outcomes for the CEO and Group Executives in Australia were on average 25% lower than 2017 with the largest individual year on year reduction being 50%. These outcomes include the application of discretion as follows:

▪      The assessment of performance against the 2018 scorecard for the CEO and Group Executives in Australia included discretionary downward adjustments for customer and service related areas of the scorecard of up to 25%.

▪      Targeted downwards adjustments were applied to three Group Executives to reflect a range of matters relevant to the business for which they are responsible, including risk and remediation issues and, where relevant, business performance not otherwise reflected in the scorecard. These adjustments ranged from 10% to 30% of the target opportunity for these individuals.

▪      In addition, to reflect appropriate executive accountability for Group-wide risk and reputation matters, the Board applied a scorecard modifier to reduce further the STVR outcomes as follows:

–      15% of the outcome for the CEO (which equates to 13.5% of the target opportunity); and

–      10% of the target opportunity for each Group Executive excluding David McLean (CEO, Westpac New Zealand Limited) and David Lees (Acting Chief Financial Officer for three months only).

62	2018 Westpac Group Annual Report

Directors’ report

These reductions result in a 2018 STVR outcome for the CEO of 77.5% of the target opportunity, which is 52% of the maximum opportunity. The 2018 STVR outcomes for Group Executives ranged from 50% to 110% of the target opportunity and 34% to 73% of the maximum opportunity.

Total Target Reward adjustments

The Board reviewed Total Target Reward (TTR) for the CEO and Group Executives for 2018. No changes were made to TTR for the CEO. Increases in TTR for Group Executives of between 4% and 12.3% were made in circumstances where TTR was below market benchmarks and to recognise individual capability and demonstrated capacity to deliver business outcomes since initial appointment to their roles.

Key enhancements and future developments

We are committed to ensuring that our remuneration arrangements meet regulatory requirements and align with emerging stakeholder expectations and better practice. This includes:

▪      under the Australian Banking Association’s 6 Point Plan, implementing Stephen Sedgwick AO’s recommendations for our employees two years earlier than required. This includes targeted changes to our STVR arrangements for customer-facing employees in the Consumer Bank and Business Bank to support our service-based approach and reinforce a sound conduct and risk culture;

▪      implementing changes to our remuneration and governance arrangements consistent with the findings from APRA’s review of remuneration practices at large financial institutions. For example, we have strengthened the process and documentation around the Board’s existing discretion to adjust overall outcomes for matters such as behaviour, risk and reputation, with the introduction of a scorecard modifier;

▪      updating our remuneration policy to align with the letter and spirit of the new Banking Executive Accountability Regime legislation; and

▪      implementing a Group-wide consequence management framework building on existing policies and practices to provide greater consistency in the management of employee conduct. In 2018, we managed 1,091 employee conduct matters in Australia, of which 209 resulted in the employee exiting the business, 532 resulted in a formal disciplinary outcome, and a range of other consequences were applied, including ineligibility for STVR, reductions to STVR and role changes.

During 2018, the Board Remuneration Committee reviewed the remuneration framework for the CEO and Group Executives with the aim of ensuring it continues to remain fit for purpose and is simple, transparent and appropriately aligned with our strategic intent and the expectations of our key stakeholders.

Given the ongoing review of remuneration practices across the industry and feedback from key stakeholders, we decided not to make any changes to the design features of the 2019 STVR and LTVR plans for the CEO and Group Executives. We will continue to review the executive remuneration framework in 2019 and, as always, engage with regulators, shareholders and shareholder representative groups and value the insight these discussions provide.

Group Executive changes

Changes to Westpac’s leadership team during the year included:

▪      Carolyn McCann was appointed to the new Group Executive, Customer & Corporate Relations role on 18 June 2018;

▪      Alexandra Holcomb ceased in her role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018. David Stephen commenced with Westpac on 1 October 2018;

▪      Peter King was the Chief Financial Officer for most of the year and acted as the Chief Risk Officer from 25 June 2018 to 1 October 2018. During this time, David Lees acted as the Chief Financial Officer;

▪      Christine Parker’s role and title changed from Group Executive, Human Resources, Corporate Affairs & Sustainability to Group Executive, Human Resources on 18 June 2018;

▪      Rebecca Lim’s role and title changed from Group Executive, Compliance, Legal & Secretariat to Group Executive, Legal & Secretariat on 1 October 2018; and

▪      Dave Curran will retire from the Chief Information Officer role on 29 January 2019. Craig Bright will commence with Westpac on 4 December 2018.

Non-executive Directors

The Board is pleased to have welcomed Peter Nash on 7 March 2018 and Anita Fung on 1 October 2018 as Non-executive Directors. No changes were made to Non-executive Director fees for 2018.

Changes to the remuneration report

Finally, we have made further improvements to the transparency, simplicity and readability of our remuneration report. On behalf of the Board, I invite you to read our remuneration report and welcome your feedback.

Craig Dunn, Chairman
Board Remuneration Committee

2018 Westpac Group Annual Report	63

Directors’ report

Westpac's strategy seeks to deliver on our vision by building deep and enduring customer relationships, being a leader in the community, being a place where the best people want to work and, in so doing, delivering sustainable returns for shareholders. The delivery of our strategy and vision is supported by our remuneration strategy and principles.

Remuneration strategy and principles

Westpac's remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long term results for our shareholders, while adhering to sound risk management and governance principles.

The remuneration strategy is underpinned by the following principles:

- align remuneration with customer and shareholder interests;
- support an appropriate risk culture and employee conduct;
- differentiate pay for behaviour and performance in line with our strategy and vision;
- provide market competitive and fair remuneration;
- enable recruitment and retention of talented employees;
- provide the ability to risk-adjust remuneration; and
- be simple, flexible and transparent.

Total reward framework

The CEO and Group Executives are rewarded based on a total reward framework. The framework is designed to reflect our principles and comprises three components: fixed remuneration, Short Term Variable Reward (STVR) and Long Term Variable Reward (LTVR) as set out in the table below.

	Fixed remuneration	Variable reward	
		Short Term Variable Reward	Long Term Variable Reward
Target pay mix[1]	34%	34%	32%
Purpose	Attract and retain high quality executives.	Reward financial and non-financial performance in line with Westpac's strategic priorities. The deferred component supports alignment with shareholders over the medium term.	Align executive accountability and remuneration with the long term interests of shareholders by rewarding the delivery of sustained Group performance.
Delivery	Fixed remuneration comprises cash salary, salary sacrificed items, and superannuation contributions.	STVR is awarded in cash (50%) and restricted shares[2] (50%) based on an assessment of performance over the preceding year. Restricted shares vest in equal portions after one and two years following grant subject to continued service and malus provisions.	LTVR is awarded in performance share rights which vest after four years subject to the achievement of performance hurdles, continued service and malus provisions.
Assessment	Fixed remuneration is set with reference to market benchmarks in the financial services industry in Australia and globally. The Board also takes into account the size, responsibilities and complexity of the role, as well as the skills and experience of the executive.	Performance is assessed with reference to a balanced scorecard comprising: ▪ focus areas linked to Westpac's key strategic priorities (economic performance; risk management; balance sheet management; customer outcomes; customer service transformation; and people and culture); and ▪ a modifier to support the adjustment of the outcome, upwards or downwards (including to nil), for behaviour, risk and reputation matters, people management matters, and any other matters determined by the Board.	Performance is assessed against: ▪ Total shareholder return (TSR) (50%) which is a comparative measure of Westpac's performance relative to that of peers (measured over four years); and ▪ Return on equity (ROE)[3] (50%) which aims to reward the achievement of returns above the cost of capital while generating shareholder value (measured over a three year period with an additional one year holding lock).

1 Based on a fair value methodology for LTVR awards. Excludes the Chief Risk Officer, the Group Executive, Compliance, Legal & Secretariat, Group Executive, Customer and Corporate Relations and the Chief Financial Officer who have a target pay mix of 40% fixed remuneration, 30% STVR and 30% LTVR.

2 Deferred STVR is awarded in unhurdled share rights to the Group Executive outside Australia.

3 ROE and earnings per share (EPS) are reported on a cash earnings basis throughout the remuneration report. Refer to Note 2 to the Financial Statements for a description of the process used to determine cash earnings.

64	2018 Westpac Group Annual Report

Directors’ report

Performance and risk alignment

Westpac's remuneration arrangements are designed and managed to support effective risk management, the generation of appropriate risk-based returns and the risk profile associated with our businesses which incorporate products with varying complexity and maturity profiles.

Westpac integrates risk management into remuneration by designing and managing arrangements in a manner that encourages behaviour that supports our long term financial soundness and risk management framework.

Business activities are carried out in accordance with Westpac's Risk Appetite Statement. The performance of Westpac and each division is reviewed and measured with reference to how risk is managed against the Group's Risk Appetite Statement, and the results influence remuneration outcomes.

The Board has the discretion to adjust variable reward, upwards or downwards (including to nil), if it considers that performance is not adequately reflected in performance outcomes.

In exercising its discretion, the Board takes into account a number of factors, including significant unforeseen circumstances, relevant risk-based matters and whether an adjustment is appropriate to protect Westpac's financial soundness. The Board also has the ability to apply malus to unvested deferred awards under the STVR and LTVR plans if having regard to circumstances or information which has come to light after the grant of the equity, all or part of the initial award was not justified.

Timeline of potential 2018 remuneration

2018
2019
2020
2021
Fixed remuneration
Cash STVR award (50%)
Deferred STVR award (25%)
Deferred STVR award (25%)
LTVR award subject to relative TSR performance (50%) – measured over 4 years
LTVR award subject to ROE performance (50%) – measured over 3 years
+ 1 year holding lock
Date paid
Date granted
Date eligible for vesting

2018 Westpac Group Annual Report	65

\Directors’ report

2. Remuneration policy and governance

Westpac's remuneration policy sets out the mandatory requirements reflected in the design and management of remuneration arrangements across Westpac.

The policy supports Westpac's vision by requiring the design and management of remuneration to align with stakeholder interests, support long term financial soundness and encourage prudent risk management.

The policy is supported by an established governance structure, plans and frameworks that are designed to support remuneration decision making across the Group.

Board

The role of the Board is to provide strategic guidance for the Group and have effective oversight of management. The Board has overall accountability for remuneration.

Without limiting its role, the Board approves (following recommendation from the Board Remuneration Committee) performance outcomes and remuneration for the CEO, Group Executives, other persons whose activities in the Board's opinion affect the financial soundness of the Group and any other person specified by APRA.

The Board has the discretion to defer, adjust or withdraw aggregate and individual variable reward.

The remuneration-related responsibilities of the Board are set out in the Board Charter which is available on Westpac's website.

Board Remuneration Committee

The Board Remuneration Committee assists the Board to fulfil its remuneration responsibilities to shareholders by monitoring the remuneration policies and practices of the Group, external remuneration practices, market expectations and regulatory requirements in Australia and globally.

The Board Remuneration Committee's purpose, responsibilities and duties are outlined in its Charter which is available on Westpac's website. The Charter was last reviewed and amended in August 2018.

In carrying out its duties, the Board Remuneration Committee accesses risk and financial control personnel and engages external advisors who are independent of management. The Chairman of the Board Risk & Compliance Committee is also a member of the Board Remuneration Committee, and members of the Board Remuneration Committee are all members of the Board Risk & Compliance Committee.

Members of the Board Remuneration Committee are independent Non-executive Directors. The members in 2018 were:

- Craig Dunn (Chairman);
- Ewen Crouch;
- Alison Deans (appointed on 8 December 2017); and
- Robert Elstone (retired on 8 December 2017).

Remuneration oversight committees

The Board and the Board Remuneration Committee receive support from internal groups and committees including the Group Remuneration Oversight Committee and business-specific remuneration oversight committees.

The governance structure below the Board Remuneration Committee focuses on the appropriateness and consistency of remuneration arrangements across the Group.

Independent remuneration consultants

In 2018, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other remuneration matters. The services were provided directly to the Board Remuneration Committee independent of management. The Chairman of the Board Remuneration Committee oversees the engagement and associated costs.

Work undertaken by Guerdon Associates during 2018 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration. In 2018, no remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates.

66	2018 Westpac Group Annual Report

Directors’ report

3. Key Management Personnel

The remuneration of Key Management Personnel (KMP) for the Group is disclosed in the Report. In 2018, KMP comprised the CEO, Group Executives and Non-executive Directors as set out in the table below.

Name	Position	Term as KMP
Managing Director & Chief Executive Officer
Brian Hartzer	Managing Director & Chief Executive Officer	Full Year
Current Group Executives
Lyn Cobley	Chief Executive, Westpac Institutional Bank	Full Year
Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year
Dave Curran	Chief Information Officer	Full Year
George Frazis	Chief Executive, Consumer Bank	Full Year
Peter King[1]	Acting Chief Risk Officer	Full Year
David Lees[2]	Acting Chief Financial Officer	Commenced in KMP role on 25 June 2018
Rebecca Lim[3]	Group Executive, Compliance, Legal & Secretariat	Full Year
David Lindberg	Chief Executive, Business Bank	Full Year
Carolyn McCann[4]	Group Executive, Customer & Corporate Relations	Commenced in KMP role on 18 June 2018
David McLean	Chief Executive Officer, Westpac New Zealand Limited	Full Year
Christine Parker[5]	Group Executive, Human Resources	Full Year
Gary Thursby	Group Executive, Strategy & Enterprise Services	Full Year
Former Group Executive
Alexandra Holcomb[6]	Chief Risk Officer	Ceased in KMP role on 25 June 2018

Current Non-executive Directors
Lindsay Maxsted	Chairman	Full Year
Nerida Caesar	Director	Full Year
Ewen Crouch	Director	Full Year
Alison Deans	Director	Full Year
Craig Dunn	Director	Full Year
Peter Hawkins	Director	Full Year
Peter Marriott	Director	Full Year
Peter Nash	Director	Commenced on 7 March 2018
Former Non-executive Director
Robert Elstone	Director	Retired on 8 December 2017

1           Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Risk Officer. Peter King returned to the Chief Financial Officer role effective 1 October 2018.

2           David Lees was the Deputy Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Financial Officer. David Lees returned to the Deputy Chief Financial Officer role effective 1 October 2018.

3           Rebecca Lim’s role and title changed to the Group Executive, Legal & Secretariat effective 1 October 2018.

4           Carolyn McCann was the General Manager, Corporate Affairs & Sustainability until 18 June 2018 when she was appointed as the Group Executive, Customer & Corporate Relations.

5           Christine Parker’s role and title changed from the Group Executive, Human Resources, Corporate Affairs & Sustainability to the Group Executive, Human Resources on 18 June 2018.

6           Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018. David Stephen commenced as the Chief Risk Officer effective 1 October 2018.

2018 Westpac Group Annual Report	67

Directors’ report

4. Total remuneration outcomes

4.1. Chief Executive Officer and Group Executive remuneration – realised remuneration

The table below shows the actual remuneration paid and the equity vested1 to the CEO and Group Executives in 2018 and 2017 (unaudited). This includes:

▪         fixed remuneration earned during the year;

▪         cash STVR awarded in respect of 2018 and 2017;

▪         deferred STVR awarded in prior years that vested in 2018 and 2017; and

▪         LTVR awarded in prior years that vested in 2018 and 2017.

The value of deferred STVR and LTVR is based on the number of restricted shares or share rights multiplied by the five day volume weighted average share price up to and including the date of vesting. The value of equity differs from the disclosure in Section 7 which provides the annualised accounting value for unvested equity awards prepared in accordance with the Australian Accounting Standards (AAS).

	Fixed remuneration	Cash STVR awarded	Vesting of prior year deferred STVR awards	Vesting of prior year LTVR awards	Total realised remuneration	Prior year LTVR forfeited
Name	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer
2018	2,686,000	1,040,825	1,217,694	-	4,944,519	4,263,037
2017	2,686,000	1,490,730	1,280,114	-	5,456,844	3,046,592

Current Group Executives
Lyn Cobley, Chief Executive, Westpac Institutional Bank
2018	1,122,000	465,500	494,049	-	2,081,549	-
2017	1,122,000	640,000	244,864	-	2,006,864	-

Brad Cooper, Chief Executive Officer, BT Financial Group
2018	1,102,517	400,000	665,608	-	2,168,125	2,064,040
2017	1,102,517	792,500	779,625	-	2,674,642	2,206,129

Dave Curran, Chief Information Officer
2018	1,054,000	485,000	444,719	-	1,983,719	1,761,322
2017	952,000	552,500	510,291	-	2,014,791	-

George Frazis, Chief Executive, Consumer Bank
2018	1,150,000	480,000	735,319	-	2,365,319	1,614,690
2017	1,150,000	872,500	876,225	-	2,898,725	1,155,565

Peter King, Acting Chief Risk Officer[2]
2018	1,288,000	517,000	505,612	-	2,310,612	1,824,211
2017	1,088,000	615,000	536,202	-	2,239,202	1,132,480

David Lees, Acting Chief Financial Officer[3]
2018	324,877	90,500	-	-	415,377	-
2017	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Not a KMP in 2017 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Rebecca Lim, Group Executive, Compliance, Legal & Secretariat
2018	950,000	356,500	287,412	-	1,593,912	383,299
2017	750,000	412,500	248,227	-	1,410,727	388,674

David Lindberg, Chief Executive, Business Bank
2018	1,088,000	440,500	440,199	-	1,968,699	817,702
2017	952,000	532,500	419,808	-	1,904,308	709,083

Carolyn McCann, Group Executive, Customer & Corporate Relations[4]
2018	212,877	74,500	202,173	-	489,550	393,143
2017	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Not a KMP in 2017 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

David McLean, Chief Executive Officer, Westpac New Zealand Limited
2018	900,613	498,439	370,211	-	1,769,263	988,873
2017	864,889	412,570	430,410	-	1,707,869	-

68	2018 Westpac Group Annual Report

Directors’ report

	Fixed remuneration	Cash STVR awarded	Vesting of prior year deferred STVR awards	Vesting of prior year LTVR awards	Total realised remuneration	Prior year LTVR forfeited
Name	$	$	$	$	$	$
Current Group Executives (cont.)
Christine Parker, Group Executive, Human Resources
2018	884,000	427,500	421,759	-	1,733,259	1,474,298
2017	850,000	517,500	481,816	-	1,849,316	1,365,665

Gary Thursby, Group Executive, Strategy & Enterprise Services
2018	840,000	395,500	368,685	-	1,604,185	471,754
2017	840,000	485,000	371,764	-	1,696,764	409,680

Former Group Executive
Alexandra Holcomb, Chief Risk Officer[5]
2018	736,449	411,000	446,660	-	1,594,109	1,761,322
2017	1,003,000	532,500	498,536	-	2,034,036	772,487

1 Equity that vested on 1 October 2018 is included in the 2018 figures. Equity that vested on 1 October 2017 is included in the 2017 figures.

2 Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Risk Officer.

3 David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018.

4 Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018.

5 Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018.

2018 Westpac Group Annual Report	69

Directors’ report

4.2. Chief Executive Officer and Group Executive remuneration – equity awarded

The table below shows the value of equity awarded under the STVR and LTVR plans in respect of 2018 and 2017.

The final value of equity received by the CEO and Group Executives will depend on the share price at the time of vesting and the number of restricted shares or share rights that vest, subject to performance hurdles (where applicable), continued service and malus provisions.

The value of equity differs from the disclosure in Section 7 which is prepared in accordance with the AAS.

		Deferred STVR	LTVR award
		award[1]	Fair value[2]	Face value[3]
Name		$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer	2018	1,040,825	2,528,000	6,218,959
	2017	1,490,730	2,528,000	6,811,269

Current Group Executives
Lyn Cobley	2018	465,500	1,056,000	2,597,783
Chief Executive, Westpac Institutional Bank	2017	640,000	1,056,000	2,845,209

Brad Cooper	2018	400,000	1,050,000	2,582,994
Chief Executive Officer, BT Financial Group	2017	792,500	1,050,000	2,829,046

Dave Curran	2018	485,000	992,000	2,440,337
Chief Information Officer	2017	552,500	896,000	2,414,087

George Frazis	2018	480,000	1,000,000	2,460,034
Chief Executive, Consumer Bank	2017	872,500	1,000,000	2,694,332

Peter King[4]	2018	517,000	1,024,000	2,519,060
Acting Chief Risk Officer	2017	615,000	1,024,000	2,758,984

David Lees[5]	2018	90,500	-	-
Acting Chief Financial Officer	2017	- - - - - - - - - - - - Not a KMP in 2017 - - - - - - - - - - - -

Rebecca Lim	2018	356,500	700,000	1,722,017
Group Executive, Compliance, Legal & Secretariat	2017	412,500	700,000	1,885,988

David Lindberg	2018	440,500	1,024,000	2,519,060
Chief Executive, Business Bank	2017	532,500	912,000	2,457,167

Carolyn McCann[6]	2018	74,500	159,658	364,743
Group Executive, Customer & Corporate Relations	2017	- - - - - - - - - - - - Not a KMP in 2017 - - - - - - - - - - - -

David McLean	2018	498,439	872,508	2,146,339
Chief Executive Officer, Westpac New Zealand Limited	2017	412,570	810,138	2,160,244

Christine Parker	2018	427,500	816,000	2,007,332
Group Executive, Human Resources	2017	517,500	750,000	2,020,701

Gary Thursby	2018	395,500	700,000	1,722,017
Group Executive, Strategy & Enterprise Services	2017	485,000	700,000	1,885,988

Former Group Executive
Alexandra Holcomb[7]	2018	411,000	944,000	2,322,222
Chief Risk Officer	2017	532,500	944,000	2,543,391

1      The value of deferred STVR (granted as restricted shares or unhurdled share rights) is 50% of the total STVR award for the year. The number of restricted shares granted is determined by reference to the five day volume weighted average share price (VWAP) up to and including the grant date. This is adjusted for non-payment of dividends over the vesting period for unhurdled share rights. The five day VWAP for the 2017 award was $31.46.

2      For the purposes of determining the number of performance share rights to grant, the Board Remuneration Committee caps the fair value at a maximum discount of 60% of the share price at the start of the performance period. The fair value of the 2018 and 2017 awards were capped at $12.79 and $11.95 respectively.

3      The face value is calculated by multiplying the number of performance share rights granted during the year by the five day VWAP up to and including the grant date. For the 2018 awards, the five day VWAP was $31.46, and for the 2017 awards, the five day VWAP was $32.20.

4      Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Risk Officer.

5      David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018.

6      Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018.

7      Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018.

70	2018 Westpac Group Annual Report

Directors’ report

4.3. Summary of 2018 Short Term Variable Reward outcomes

Assessment approach

STVR awards are determined with reference to an assessment of performance against a balanced scorecard.

The Board and the Board Remuneration Committee recognise that the scorecard approach may not always appropriately reflect overall performance of the Group.

For 2018, the scorecard was split into two sections to support decision making and enhance disclosure in relation to the Board’s application of discretion when determining STVR outcomes.

▪         Focus areas: This includes consideration of financial and non-financial measures aligned to Westpac’s key strategic priorities to support an initial scorecard result.

In assessing outcomes for each focus area, a number of factors are taken into account. For example:

▪      matters not known or not relevant at the beginning of the performance period which are relevant to the under or over performance of the employee over the performance period;

▪      the degree of difficulty associated with achieving the targets that had been set in the scorecard (and the context of those targets);

▪      whether the budgetary assumptions that were present when performance targets were set remain correct (and whether the financial environment is better or worse compared with those assumptions); and

▪      comparisons with the performance of Westpac’s main competitors having regard to major shareholder and customer benchmarks as well as the composition and/or consistency of financial result performance.

▪         Modifier: This includes further consideration of significant matters not covered in the focus areas, including behaviour, people management matters, risk and reputation matters, and any other matters determined by the Board, as a tool to support the adjustment of the overall scorecard result upwards or downwards (including to nil).

Group balanced scorecard – Chief Executive Officer performance objectives

The table below sets out the Group balanced scorecard for 2018 which forms the CEO scorecard and the resulting outcomes against stretching targets.

Westpac’s strategic priorities are cascaded from the CEO’s scorecard to Group Executive scorecards in combination with other divisional or functional measures.

Focus areas

	Commentary	Outcome
Economic performance (40%) Delivering long term returns for our shareholders through high quality and consistent financial results

▪         Delivered economic profit of $3,444 million and a ROE of 13.00% at the bottom of the 13-14% range that we seek to achieve. Cash earnings were flat at $8,065 million.

▪         Core earnings decreased 1% including the impact of infrequent items. Excluding the impact of these items, core earnings grew 1%. Customer deposit growth of 6% funded lending growth of 4%. Margins increased 2bps over the year.

▪         Expenses increased 5% impacted by infrequent items. Excluding these items, operating expenses increased 3% including higher regulatory and compliance costs, costs associated with the Royal Commission and investment related spend. Productivity benefits increased 16% to $304 million more than offsetting growth in operating costs.

Balance sheet management (10%) Holding sufficient capital and liquidity to remain strong, meet regulatory requirements and support growth

▪         Further strengthened funding and liquidity with an increase in the Group’s Net Stable Funding Ratio to 114% and Liquidity Coverage Ratio to 133%, exceeding the target and regulatory requirements.

▪         Maintained ‘unquestionably strong’ capital levels with Common Equity Tier 1 Capital at 10.6%, including absorbing regulatory measurement changes of 30 basis points for mortgage risk weights and operational risk RWA.

▪         Achieved housing balance sheet growth of 4%.

Risk management (10%) Ensuring we are and remain strong

▪         Remained within the Group Risk Appetite overall; financial risks continue to be managed well while the management of non-financial risks requires further improvement.

▪         Maintained sound credit quality across the portfolio, with ratio of stressed assets to total committed exposures at 1.1%. Balance sheet settings, liquidity and market risks are within appetite.

▪         Ongoing significant focus on resolving and remediating compliance, regulatory and customer issues, including enhancing risk management of sales practices, product design and maintenance and financial crime systems and processes.

2018 Westpac Group Annual Report	71

Directors’ report

Focus areas (continued)

	Commentary	Outcome
Customer outcomes (15%) Helping our customers, communities and people to prosper and grow by delivering great customer outcomes, and by securing the Group’s future

▪         Delivered significant improvements in service quality for our customers resulting in solid customer growth and an improvement in net promoter scores (NPS). Business Bank finished the year as Number 1 on both Customer Satisfaction and NPS and Consumer Bank ranked Number 2 on NPS.

▪         Continued to roll out new, market-leading digital innovations for our customers including, but not limited to, Mobile Cheque Deposit, conversational banking through Siri, Amazon, Alexa and Google Home, and digital mortgage origination.

▪         Took a leading role in achieving ASIC approval of the new Banking Code of Practice, offering enhanced commitments and protections to our customers.

▪         Continued to implement the “Get it Right. Put it Right” initiative to identify and fix legacy issues.

▪         Closed out more than a third (250) of outstanding Financial Ombudsman Service Australia matters.

▪         While improvements have been made across the organisation to deliver better customer outcomes, the Royal Commission has also highlighted certain areas where we need to do more to meet the needs of customers and the community. The Board believes it is appropriate to ensure executive accountability and has reduced the overall result for this focus area by 25%.

Customer service transformation (15%) Creating superior customer experiences for each customer, every time

▪         Transformation of complaint handling through the establishment of our new Customer and Corporate Relations division. This has resulted in a significant improvement in resolving longstanding customer issues and more proactive identification of ‘vulnerable’ customers. Consumer and Business Bank long dated complaints were reduced by 90%.

▪         Undertook substantive work on alleviating the source of customer complaints through better designed products that meet the needs of customers. Completed a lifecycle review of certain products and made changes, including: removing grandfathered payments to salaried BT Financial Advisers benefitting more than 140,000 BT Financial Advice customers; and simplifying and lowering transaction fees for 1.3 million personal transaction account customers.

▪         Continuing culture change across the Group with targeted messaging in People Leader Forums and Culture Immersion helping people to consider complaints as part of our Service Revolution.

▪         Delivered key milestones in line with the Australian Banking Association’s 6 point plan which commenced in 2016.

▪         Delivered customer benefits from the Service Revolution Transformation programs.

▪         In line with the approach taken for the customer outcomes focus area, the Board also decided to reduce the overall result for the customer service transformation focus area by 25%.

People and culture (10%) Delivering key people initiatives that drive further the Group’s change agenda

▪         Delivered significant milestones as part of our Workforce Revolution Program.

▪         Maintained 50% Women in Leadership and our female General Manager population has increased over the last two years from 39% in 2016 to 47% in 2018.

▪         Continued to strengthen our culture through initiatives including: conducting the Navigate program which was held for all employees and led by the CEO, to review and recommit to our Group Compass which articulates our values, service standards, code of conduct, and expectations of standards of behaviour and ethical treatment of our customers; launching ‘Recruit for Culture Fit’ tools designed to help ensure new recruits fit our service culture; holding various leadership development programs; refreshing our values and code of conduct; and rolling out a Group Consequence Management Framework.

▪         Accelerated implementation of the Sedgwick review recommendations for employees which means that variable reward for Consumer and Business Bank customer facing employees is further weighted towards service and doing the right thing, rather than product sales.

Modifier

In addition to qualitative downward adjustments made in assessing performance against the scorecard outcomes for the customer outcomes and customer service transformation focus areas, the Board applied a further reduction of 15% to the CEO’s scorecard outcome (which equates to 13.5% of the target opportunity) based on an overall assessment of risk and reputation matters.

72	2018 Westpac Group Annual Report

Directors’ report

Short Term Variable Reward outcomes for 2018

The table below sets out the CEO and Group Executive STVR outcomes for 2018 as determined by the Board using the balanced scorecard outcomes, including the modifier.

Name	Target STVR opportunity	STVR award (as % of target)	STVR award (as % of maximum)	Cash STVR award (50%)	Deferred STVR award (50%)

Managing Director & Chief Executive Officer

Brian Hartzer	2,686,000	77.5%	52%	1,040,825	1,040,825

Current Group Executives

Lyn Cobley Chief Executive, Westpac Institutional Bank	1,122,000	83%	55%	465,500	465,500

Brad Cooper Chief Executive Officer, BT Financial Group	1,600,000	50%	33%	400,000	400,000

Dave Curran Chief Information Officer	1,054,000	92%	61%	485,000	485,000

George Frazis Chief Executive, Consumer Bank	1,600,000	60%	40%	480,000	480,000

Peter King[1] Acting Chief Risk Officer	1,088,000	95%	63%	517,000	517,000

David Lees[2] Acting Chief Financial Officer	181,250	100%	67%	90,500	90,500

Rebecca Lim Group Executive, Compliance, Legal & Secretariat	750,000	95%	63%	356,500	356,500

David Lindberg Chief Executive, Business Bank	1,088,000	81%	54%	440,500	440,500

Carolyn McCann[3] Group Executive, Customer & Corporate Relations	161,875	92%	61%	74,500	74,500

David McLean Chief Executive Officer, Westpac New Zealand Limited	905,919	110%	73%	498,439	498,439

Christine Parker Group Executive, Human Resources	900,000	95%	63%	427,500	427,500

Gary Thursby Group Executive, Strategy & Enterprise Services	860,000	92%	61%	395,500	395,500

Former Group Executive

Alexandra Holcomb[4] Chief Risk Officer	1,003,000	82%	55%	411,000	411,000

1     Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Risk Officer.

2      David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018 and was not considered KMP prior to his appointment. His target STVR opportunity has been apportioned to reflect his time in a Group Executive role.

3      Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018. Her target STVR opportunity has been apportioned to reflect her time in a Group Executive role.

4      Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018. Her target STVR opportunity was assessed on a full year basis.

2018 Westpac Group Annual Report	73

Directors’ report

4.4. Summary of Long Term Variable Reward vesting outcomes

The table below shows the vesting outcomes for LTVR awards to the CEO and Group Executives that reached the end of their performance periods in 2018 and 2017.

	Performance	Commencement		Performance range			%
Award	hurdle	date[1]	Test date	Threshold	Maximum	Outcome	vested	% lapsed

2015 LTVR	TSR 50% of award	1 October 2014	1 October 2018	Equal to composite TSR index	Exceeds composite TSR index by 21.55 (i.e. 5% CAGR2)	Westpac: 8.35 Index: 26.54	0%	100%

	EPS 50% of award	1 October 2014	1 October 2017[3]	4.0% CAGR	6.0% CAGR	(0.8%) CAGR	0%	100%

2014 LTVR	TSR 50% of award	1 October 2014	1 October 2017	50th percentile	75th percentile	20th percentile	0%	100%

	EPS 50% of award	1 October 2014	1 October 2017	5.0% CAGR	7.0% CAGR	(0.8%) CAGR	0%	100%

1     Commencement date is the start of the performance period. The 2014 and 2015 LTVR were granted to Group Executives on 3 December 2014. The 2015 LTVR was granted to the CEO on 11 December 2015.

2      Compound annual growth rate.

3      The EPS hurdled performance share rights reached the end of their performance period on 30 September 2017 and were subject to an additional one year holding lock through to 30 September 2018.

Other equity vested during 2018

Lyn Cobley had 18,115 restricted shares granted under the Restricted Share Plan which vested in July 2018. The restricted shares were allocated in respect of equity forfeited from her previous employer on joining Westpac.

74	2018 Westpac Group Annual Report

Directors’ report

4.5. Aligning pay with performance and shareholder return – five year perspective

The table below summarises key performance indicators for the Group and variable reward outcomes over the last five years.

	Year ended 30 September
	2018	2017	2016	2015	2014
CEO STVR award (% of target)	77.5%	111%	97%	108%	127%
LTVR award (% vested)	0%	0%	0%	36%	72%

Cash earnings ($m)	8,065	8,062	7,822	7,820	7,628
Economic profit ($m)	3,444	3,774	3,774	4,418	4,491
ROE	13.00%	13.77%	14.00%	15.80%	16.40%
TSR – three years	8.27%	11.79%	15.24%	62.30%	102.03%
TSR – five years	25.67%	81.32%	100.72%	92.78%	103.74%
Dividends per Westpac share (cents)	188	188	188	187	182
Cash earnings per Westpac share[1]	$2.36	$2.40	$2.35	$2.48	$2.45
Share price – high	$33.68	$35.39	$33.74	$40.07	$35.99
Share price – low	$27.24	$28.92	$27.57	$29.10	$30.00
Share price – close	$27.93	$31.92	$29.51	$29.70	$32.14

1 Cash earnings are not prepared in accordance with AAS and have not been subject to audit.

Graph 1: Cash earnings and CEO STVR award (2014 to 2018)	Graph 2: Cash earnings per share performance and average share count (2014 to 2018)

Graph 3: Total shareholder return (from 1 October 2013)	Graph 4: Return on equity and LTVR vesting (2014 to 2018)

2018 Westpac Group Annual Report	75

Directors’ report

5. Further detail on the 2018 Chief Executive Officer and Group Executive total reward framework

5.1. Fixed remuneration

Fixed remuneration is set based on market benchmarks within the financial services industry. The Board also takes into account the size, responsibilities and complexity of the role, as well as the skills and experience of the executive.

5.2. Short Term Variable Reward

The table below sets out the key design features of the 2018 STVR plan.

2018 Short Term Variable Reward Plan

Plan structure

50% of STVR is awarded in cash and 50% is deferred into equity in the form of restricted shares (or unhurdled share rights for the Group Executive based outside Australia).

The deferred STVR vests in equal portions one and two years after the grant date, subject to continued service and malus provisions. Dividends are paid on restricted shares from the grant date.

The 2018 plan structure remains unchanged from 2017.

Target opportunity

The target opportunity for the CEO and Group Executives is expressed as a percentage of fixed remuneration. The target opportunity is set by the Board following recommendation from the Board Remuneration Committee.

The Board and Board Remuneration Committee take into account a range of factors including market competitiveness and the nature of the role.

Target opportunities range between 75% and 145% of fixed remuneration for the CEO and Group Executives.

Maximum opportunity	The maximum opportunity is 150% of the target opportunity.

Performance measures

Performance is assessed against a balanced scorecard which contains financial and non-financial measures aligned to Westpac’s strategic priorities at a Group, divisional and individual level as relevant.

Further information on focus areas for the 2018 scorecard is provided at Section 4.3.

Deferred STVR awards recognise past performance and are not subject to any further conditions, other than continued service and malus provisions.

Assessment of performance outcomes

The Board determines STVR awards for the CEO and Group Executives with reference to performance against individual scorecards, including an assessment of performance against measures under the focus areas and other significant matters not covered in the focus areas via the modifier.

The Board has the ability to adjust awards upwards or downwards (including to nil) based on an overall assessment of behaviour, risk and reputation, and people management matters, and any other matters determined by the Board.

In addition, the Board has the ability to apply malus to unvested deferred awards if having regard to circumstances or information which has come to light after the grant of the equity, all or part of the initial award was not justified.

5.3. Long Term Variable Reward

The table below sets out the key design features of the 2018 LTVR Plan awarded in December 2017.

2018 Long Term Variable Reward Plan

Plan structure

LTVR is awarded in performance share rights which vest after four years subject to the achievement of performance hurdles, continued service and malus provisions.

One performance share right entitles the holder to one ordinary share at the time of vesting with no exercise cost. Dividends are not accumulated on performance share rights.

Award opportunity

The value of LTVR awarded to the CEO and Group Executives is expressed as a percentage of fixed remuneration. The value of LTVR is set by the Board following recommendation from the Board Remuneration Committee.

LTVR opportunities range between 75% and 95% of fixed remuneration for the CEO and Group Executives.

76	2018 Westpac Group Annual Report

Directors’ report

	2018 Long Term Variable Reward Plan (continued)

Allocation methodology

The number of performance share rights each executive receives is determined by dividing the dollar value of the LTVR award by the fair value of the performance share rights at the beginning of the performance period.

The fair value of the performance share rights is determined by an independent valuer using a Monte Carlo simulation pricing model, taking into consideration the life of the awards, the performance hurdles and likelihood of vesting, non-payment of dividends prior to vesting and appropriate discount rates.

The Board Remuneration Committee caps the valuation at a maximum discount of 60% of the share price. The value of a TSR hurdled performance share right may be different to the value of a ROE hurdled share performance right.

Performance hurdles	Total shareholder return 50% of the award		Return on equity 50% of the award

The performance hurdle measures Westpac’s TSR performance over a four year period against a composite index.

TSR is a measure of the total return delivered to shareholders over the performance period assuming dividends are reinvested.

The composite index is comprised of a group of ten peers with more weight placed on the three other major Australian banks.

At the end of the performance period, TSR performance of each index company is multiplied by its index weighting, and the total of the ten scores determines the composite TSR index.

50% will vest if Westpac’s TSR performance equals the composite TSR index. For 100% to vest, Westpac’s TSR outcome must exceed the index by 21.55 (i.e. 5% compound annual growth over the four year performance period) as illustrated below.

The performance hurdle measures the average cash return on average ordinary equity over a three year performance period.

The performance hurdle aims to reward the achievement of returns above Westpac’s cost of capital while generating shareholder value and improving how efficiently the Group uses capital resources within its risk appetite.

Performance share rights subject to ROE performance will be tested against the performance hurdle on 30 September 2020 and will be subject to an additional one year holding lock through to 30 September 2021.

The graph below shows the performance levels required for the ROE performance share rights to vest.

	Total shareholder return vesting The companies in the 2018 peer group and their relative weightings are:		Return on equity vesting
	Company	TSR index weighting
	ANZ Banking Group	16.67%
	Commonwealth Bank	16.67%
	National Australia Bank	16.67%
	AMP	7.14%
	Bank of Queensland	7.14%
	Bendigo and Adelaide Bank	7.14%
	Challenger	7.14%
	Macquarie Group	7.14%
	Perpetual	7.14%
	Suncorp Group	7.14%

2018 Westpac Group Annual Report	77

Directors’ report

2018 Long Term Variable Reward Plan (continued)

Assessment of performance outcomes

Total shareholder return

The TSR result is calculated independently to ensure objectivity and external validation before being provided to the Board to determine the vesting outcome.

The Board may exercise discretion in determining the final vesting outcome.

Performance share rights subject to TSR performance will be tested against the performance hurdle on 30 September 2021.

Return on equity

The ROE outcome is determined by the Board based on ROE disclosed in the Group’s results over the performance period.

The Board may exercise discretion in determining the final vesting outcome.

No re-testing	There has been no re-testing of awards since 2011. No current award is subject to re-testing. Awards that have not vested after the measurement period lapse immediately.

Early vesting

For awards made after 1 October 2009, unvested awards may vest before a test date if the executive is no longer employed by the Group due to death or disability. In these cases, vesting is generally not subject to the performance hurdles being met.

Treatment of awards on cessation of employment

The Board has the discretion to determine the treatment of unvested performance share rights where the CEO or a Group Executive resigns, retires or otherwise leaves the Group before vesting occurs.

The Board may choose to accelerate the vesting of performance share rights or leave the awards on foot for the remainder of the performance period.

In exercising its discretion, the Board will take into account relevant circumstances including those relating to the departure.

The Board also has the ability to adjust the number of performance share rights downwards (including to nil) in the event of misconduct, resulting in significant financial and/or reputational impact to the Group and in other circumstances considered appropriate.

Where an executive acts fraudulently or dishonestly, or is in material breach of their obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will lapse unless the Board determines otherwise.

The table below details LTVR awards currently on foot.

	Vesting date	Performance hurdles	Further detail
2016 LTVR award	30 September 2019	▪ TSR performance against a weighted composite index of comparator companies (50%) ▪ Cash EPS CAGR performance (50%)	Refer to the 2016 Annual Report
2017 LTVR award	30 September 2020	▪ TSR performance against a weighted composite index of comparator companies (50%) ▪ Average ROE performance (50%)	Refer to the 2017 Annual Report

Long Term Variable Reward structure 2019

The LTVR structure for the 2019 award will retain the same design features as the 2018 award.

The TSR hurdle, as detailed above, will remain unchanged in 2019.

The performance range for the ROE component of the 2019 LTVR has been set at an average ROE of between 13% and 14%. The range is 25 basis points lower than the 2018 LTVR ROE target to reflect the current external environment including continuing competitive intensity, the ongoing cost of meeting regulatory requirements, further increases in capital requirements and the likelihood of higher impairment charges for the industry across the cycle.

The Board retains the discretion to ensure that vesting outcomes deliver alignment between performance and shareholder outcomes.

78	2018 Westpac Group Annual Report

Directors’ report

5.4. Minimum shareholding requirements

The CEO and Group Executives are required to build and maintain a substantial Westpac shareholding within five years of their appointment. The requirement supports alignment with shareholders’ interests.

The table below sets out the minimum shareholding requirement for the CEO and Group Executives.

Minimum shareholding requirement
CEO	Five times annual fixed remuneration excluding superannuation, equivalent to $12.26 million
Group Executives	Equivalent to $1.2 million

The table below details whether the requirement is exceeded or if the executive has been in the role for the less than five years.

Name	Commencement date in CEO or Group Executive role	Assessment against minimum shareholding requirement
Brian Hartzer Managing Director & Chief Executive Officer	2 February 2015	Less than five years in role
Lyn Cobley Chief Executive, Westpac Institutional Bank	7 September 2015	Exceeds
Brad Cooper Chief Executive Officer, BT Financial Group	1 October 2010	Exceeds
Dave Curran Chief Information Officer	8 September 2014	Exceeds
George Frazis Chief Executive, Consumer Bank	5 March 2009	Exceeds
Peter King Acting Chief Risk Officer	1 April 2014	Exceeds
Rebecca Lim Group Executive, Compliance, Legal & Secretariat	1 October 2016	Exceeds
David Lindberg Chief Executive, Business Bank	10 June 2015	Exceeds
Carolyn McCann Group Executive, Customer & Corporate Relations	18 June 2018	Exceeds
David McLean Chief Executive Officer, Westpac New Zealand Limited	2 February 2015	Exceeds
Christine Parker Group Executive, Human Resources	1 October 2011	Exceeds
Gary Thursby Group Executive, Strategy and Enterprise Services	1 October 2016	Exceeds

5.5. Hedging policy

Participants in Westpac’s equity plans are forbidden from entering, either directly or indirectly, into hedging arrangements for unvested awards in the STVR and LTVR plans. No financial products may be used to mitigate the risk associated with these awards. Any attempt to hedge awards will result in forfeiture and the Board may consider other disciplinary action. These restrictions satisfy the requirements of the Corporations Act which prohibits hedging of unvested awards.

2018 Westpac Group Annual Report	79

Directors’ report

5.6. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each agreement provides for the payment of fixed and variable reward, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The table below details the key terms including termination provisions of the employment agreements for the CEO and Group Executives in 2018.

Term	Who	Conditions
Duration of agreement	CEO and Group Executives
▪        Ongoing until notice given by either party

Notice (by the executive or the Group) to terminate employment	CEO and Group Executives
▪        12 months[1]

Termination payments on termination without cause[2]	CEO and Group Executives
▪        Deferred STVR and LTVR awards vest according to the applicable equity plan rules

Termination for cause	CEO and Group Executives (excluding Brad Cooper)
▪        Immediately for misconduct
▪        3 months’ notice for poor performance

Brad Cooper
▪        Immediately for misconduct
▪        Contractual notice period for poor performance

Post-employment restraints	CEO and Group Executives
▪        12 month non-solicitation restraint

1    Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

2    The maximum liability for termination benefits for the CEO and Group Executives at 30 September 2018 was $14.1 million (2017: $13.4 million).

80	2018 Westpac Group Annual Report

Directors’ report

6. Non-executive Director remuneration

6.1. Structure and policy

Westpac’s Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and provide appropriate remuneration for their time and expertise.

Non-executive Directors fees are not related to Westpac’s results. All fees are paid in cash and no discretionary payments are made for performance. Non-executive Directors are required to build and maintain a minimum shareholding to align their interests with those of shareholders.

The table below sets out the components of Non-executive Director remuneration.

Non-executive Director remuneration

Base fee	Relates to service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including for Board Committees.

Committee fees	Additional fees are paid to Non-executive Directors (other than the Board Chairman) for chairing or participating in Board Committees.

Employer superannuation contributions	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.

Subsidiary Board and Advisory Board fees	Relates to service on Subsidiary Boards and Advisory Boards and are paid by the relevant subsidiary.

6.2. Non-executive Director remuneration in 2018

Non-executive Director remuneration did not change in 2018. The Board last reviewed Non-executive Director fees in 2016 and approved an increase to the member fees for the Board Technology Committee based on market data and changes in the workload of members.

Fee pool

The Non-executive Director fee pool of $4.5 million per annum has not changed for ten years since it was approved by shareholders at the 2008 Annual General Meeting. For 2018, $3.09 million (69%) of the fee pool was used. The fee pool includes employer superannuation contributions.

Fee framework

The table below sets out the Board and standing Committee fees for 2018.

Annual fee
Base fee	$
Chairman	810,000
Other Non-executive Directors	225,000
Committee Chairman fees
Board Audit Committee	70,400
Board Risk & Compliance Committee	70,400
Board Remuneration Committee	63,800
Board Technology Committee	35,200
Committee membership fees
Board Audit Committee	32,000
Board Risk & Compliance Committee	32,000
Board Remuneration Committee	29,000
Board Technology Committee	20,000

Committee fees are not payable to the Chairman of the Board and members of the Board Nominations Committee.

Subsidiary Board and Advisory Board fees

During the reporting period, additional fees of $35,000 were paid to Peter Hawkins as a member of the Bank of Melbourne Advisory Board.

2018 Westpac Group Annual Report	81

Directors’ report

6.3. Changes to Board and Committee composition

The table below outlines the changes that were made to the Board and Committee composition in 2018.

Name	Change in position	Effective date
Robert Elstone	▪ Retired from the Board	8 December 2017 following the completion of the 2017 Annual General Meeting
Alison Deans	▪ Appointed Chairman of the Board Technology Committee ▪ Appointed member of the Board Remuneration Committee ▪ Appointed member of the Board Nominations Committee	8 December 2017
Peter Hawkins	▪ Stepped down as Chairman of the Board Technology Committee (remaining a member of that Committee) ▪ Ceased to be a member of the Board Nominations Committee	8 December 2017
Peter Nash	▪ Appointed Non-executive Director ▪ Appointed member of the Board Audit Committee ▪ Appointed member of the Board Risk & Compliance Committee	7 March 2018

6.4. Non-executive Director minimum shareholding requirement

Non-executive Directors are required to build and maintain a holding in Westpac ordinary shares to align their interests with those of shareholders. Each Non-executive Director is required to hold an interest in shares in Westpac with a market value not less than the Board base fee, within five years of appointment to the Board.

All Non-executive Directors comply with the minimum shareholding requirement.

Name	Commencement date on Board	Assessment against minimum shareholding requirement
Lindsay Maxsted Chairman	1 March 2008	Exceeds
Nerida Caesar Director	1 September 2017	Exceeds
Ewen Crouch Director	1 February 2013	Exceeds
Alison Deans Director	1 April 2014	Exceeds
Craig Dunn Director	1 June 2015	Exceeds
Peter Hawkins Director	1 December 2008	Exceeds
Peter Marriott Director	1 June 2013	Exceeds
Peter Nash Director	7 March 2018	Exceeds

In addition to their direct holdings in Westpac ordinary shares, Non-executive Directors may also have control of Westpac shares through related bodies corporate. Shares held under this extended definition are set out in Section 7.4.

82	2018 Westpac Group Annual Report

Directors’ report

7. Statutory remuneration details

7.1. Details of Non-executive Director remuneration

The table below details Non-executive Director remuneration.

	Short-term benefits		Post-employment benefits
	Westpac Banking Corporation Board fees[1]	Subsidiary and Advisory Board fees	Superannuation	Total
Name	$	$	$	$

Current Non-executive Directors
Lindsay Maxsted, Chairman
2018	810,000	-	20,181	830,181
2017	810,000	-	19,734	829,734

Nerida Caesar
2018	277,000	-	20,181	297,181
2017	18,921	-	1,619	20,540

Ewen Crouch
2018	324,400	-	20,181	344,581
2017	323,719	-	19,734	343,453

Alison Deans
2018	312,965	-	20,181	333,146
2017	277,000	-	19,734	296,734

Craig Dunn
2018	320,800	-	20,181	340,981
2017	314,221	-	19,734	333,955

Peter Hawkins
2018	311,832	35,000	20,103	366,935
2017	324,200	35,000	19,658	378,858

Peter Marriott
2018	347,400	-	20,181	367,581
2017	347,400	-	19,734	367,134

Peter Nash[2]
2018	164,690	-	11,744	176,434

Former Non-executive Director
Robert Elstone[3]
2018	60,115	-	3,895	64,010
2017	318,000	-	19,734	337,734

Total fees
2018	2,929,202	35,000	156,828	3,121,030
2017[4]	2,795,675	35,000	143,390	2,974,065

1    Includes fees paid to the Chairman and members of Board Committees.

2    Peter Nash commenced as a Non-executive Director on 7 March 2018.

3    Robert Elstone retired as a Non-executive Director on 8 December 2017.

4    The total fees for 2017 reflect the prior year remuneration for the 2017 reported Non-executive Directors.

2018 Westpac Group Annual Report	83

Directors’ report

7.2. Remuneration details – CEO and Group Executives

The table below sets out details of remuneration for the CEO and Group Executives calculated in accordance with AAS.

	Short-term benefits				Post- employment benefits	Other long- term benefits	Share-based payments

	Fixed remuneration[1]	Cash STVR award[2]	Non- monetary benefits[3]	Other short- term benefits[4]	Superannuation benefits[5]	Long service leave	Restricted shares[6]	Share rights[7,8]	Total[9]
Name	$	$	$	$	$	$	$	$	$

Managing Director & Chief Executive Officer
Brian Hartzer
2018	2,730,714	1,040,825	20,618	-	42,235	40,697	1,449,964	1,247,127	6,572,180
2017	2,665,249	1,490,730	19,494	-	41,226	40,697	1,287,590	1,136,724	6,681,710

Current Group Executives
Lyn Cobley, Chief Executive, Westpac Institutional Bank
2018	1,085,585	465,500	4,039	-	29,993	17,000	749,930	394,975	2,747,022
2017	1,089,650	640,000	4,014	-	37,818	16,995	767,014	591,601	3,147,092

Brad Cooper, Chief Executive Officer, BT Financial Group
2018	1,136,073	400,000	4,014	-	29,366	16,700	778,096	538,531	2,902,780
2017	1,064,384	792,500	2,924	-	39,503	(41,160)	754,634	347,391	2,960,176

Dave Curran, Chief Information Officer
2018	1,021,322	485,000	2,924	-	28,806	20,703	531,367	480,835	2,570,957
2017	941,632	552,500	4,014	-	28,451	14,424	487,089	404,406	2,432,516

George Frazis, Chief Executive, Consumer Bank
2018	1,109,913	480,000	2,924	-	38,132	17,425	858,110	489,032	2,995,536
2017	1,127,559	872,500	4,014	-	40,509	17,419	842,782	401,563	3,306,346

Peter King, Acting Chief Risk Officer[10]
2018	1,232,059	517,000	2,924	-	34,957	90,204	597,487	512,401	2,987,032
2017	1,047,360	615,000	4,014	-	34,421	16,485	537,796	405,875	2,660,951

David Lees, Acting Chief Financial Officer[11]
2018	315,773	90,500	393	-	35,518	21,045	99,521	15,247	577,997

Rebecca Lim, Group Executive, Compliance, Legal & Secretariat
2018	903,728	356,500	2,924	-	29,912	55,507	512,169	348,768	2,209,508
2017	756,722	412,500	3,512	-	28,201	45,641	425,776	206,069	1,878,421

David Lindberg, Chief Executive, Business Bank
2018	1,049,010	440,500	4,014	-	28,365	25,006	518,657	435,208	2,500,760
2017	928,528	532,500	11,901	-	27,244	18,507	453,174	398,655	2,370,509

Carolyn McCann, Group Executive, Customer & Corporate Relations[12]
2018	241,365	74,500	1,915	-	5,579	12,665	144,344	25,395	505,763

David McLean, Chief Executive Officer, Westpac New Zealand Limited
2018	849,488	498,439	55,885	-	81,444	-	-	785,206	2,270,462
2017	736,628	412,570	39,739	-	76,082	-	39	837,360	2,102,418

Christine Parker, Group Executive, Human Resources
2018	865,802	427,500	2,924	-	26,848	(8,854)	500,697	399,535	2,214,452
2017	824,006	517,500	4,604	-	26,643	(3,479)	464,335	260,141	2,093,750

Gary Thursby, Group Executive, Strategy & Enterprise Services
2018	794,889	395,500	2,924	-	28,616	12,693	453,951	344,305	2,032,878
2017	820,262	485,000	2,924	-	29,819	12,642	372,119	225,354	1,948,120

Former Group Executive
Alexandra Holcomb, Chief Risk Officer[13]
2018	717,564	411,000	2,147	-	22,032	(23,296)	657,557	2,218,208	4,005,212
2017	950,564	532,500	2,924	-	39,645	4,669	520,145	386,131	2,436,578

1    Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking and associated fringe benefits tax (FBT)) and an accrual for annual leave entitlements.

2    2018 STVR awards reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2018. STVR awards are paid in December.

3    Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

84	2018 Westpac Group Annual Report

Directors’ report

4    Includes payments on cessation of employment or other contracted amounts.

5    The CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

6    The value of restricted shares is amortised over the applicable vesting period and the amount shown is the amortisation relating to 2018 (and 2017 for comparison).

7    Equity-settled remuneration is based on the amortisation over the vesting period (normally three or four years) of the fair value at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2018. Details of prior year grants are disclosed in previous Annual Reports. The value for David McLean includes 51% attributed to deferred STVR awards. Refer to footnote 13 for the treatment of Alexandra Holcomb’s equity.

8    The expensed value of the 2016 LTVR EPS hurdled performance share rights has been reduced to nil. The expensed value of the 2017 and 2018 LTVR ROE hurdled performance share rights have been reduced by 50%. This reflects the Board’s current assessment of the probability of vesting.

9    The percentage of the total remuneration which is performance-related (i.e. cash STVR award plus share-based payments) was: Brian Hartzer 57%, Lyn Cobley 59%, Brad Cooper 59%, Dave Curran 58%, George Frazis 61%, Alexandra Holcomb 82%, Peter King 54%, David Lees 36%, Rebecca Lim 55%, David Lindberg 56%, Carolyn McCann 48%, David McLean 57%, Christine Parker 60% and Gary Thursby 59%. The percentage of total remuneration delivered in the form of options (including share rights) was: Brian Hartzer 19%, Lyn Cobley 14%, Brad Cooper 19%, Dave Curran 19%, George Frazis 16%, Alexandra Holcomb 55%, Peter King 17%, David Lees 3%, Rebecca Lim 16%, David Lindberg 17%, Carolyn McCann 5%, David McLean 35%, Christine Parker 18% and Gary Thursby 17%.

10   Peter King was the Chief Financial Officer until 25 June 2018 when he was appointed as the Acting Chief Risk Officer.

11   David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018.

12   Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018.

13   Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018. The share based payment values for Alexandra Holcomb reflect the accruals for all unvested equity up to the end of each performance period. For example, the 2018 LTVR will include the accrual for four years until the vesting date in lieu of a single year accrual value for 2017. While the full value is being accrued for all unvested equity, the awards may or may not vest subject to the relevant performance hurdles.

2018 Westpac Group Annual Report	85

Directors’ report

7.3. Movement in equity-settled instruments during the year

The table shows the movements in the number and value of equity instruments for the CEO and Group Executives under the relevant plan during 2018.

Name	Type of equity-based instrument	Number granted[1]	Number vested[2]	Number exercised[3]	Value granted[4] $	Value exercised[5] $	Value forfeited or lapsed[5] $
Managing Director & Chief Executive Officer
Brian Hartzer	CEO Performance share rights	197,654	-	-	3,527,136	-	-
	Performance share rights	-	-	-	-	-	3,115,692
	Shares under the CEO Restricted Share Plan	47,384	39,967	-	1,490,884	-	-
Current Group Executives
Lyn Cobley	Performance share rights	82,564	-	-	1,476,657	-	-
	Shares under Restricted Share Plan	20,343	25,760	-	640,069	-	-
Brad Cooper	Performance share rights	82,094	-	-	1,468,251	-	2,256,166
	Shares under Restricted Share Plan	25,190	24,341	-	792,575	-	-
Dave Curran	Performance share rights	77,560	-	-	1,387,161	-	-
	Shares under Restricted Share Plan	17,561	15,932	-	552,537	-	-
George Frazis	Performance share rights	78,186	-	-	1,398,357	-	1,181,775
	Shares under Restricted Share Plan	27,733	27,357	-	872,587	-	-
Peter King	Performance share rights	80,062	-	-	1,431,909	-	1,158,166
	Shares under Restricted Share Plan	19,548	16,741	-	615,056	-	-
David Lees	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
Rebecca Lim	Performance share rights	54,730	-	-	978,846	-	397,489
	Shares under Restricted Share Plan	13,111	14,728	-	412,523	-	-
David Lindberg	Performance share rights	80,062	-	-	1,431,909	-	725,166
	Shares under Restricted Share Plan	16,926	13,107	-	532,557	-	-
Carolyn McCann	Performance share rights	12,482	-	-	206,364	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
David McLean	Performance share rights	68,216	-	-	1,220,043	-	-
	Unhurdled share rights	14,382	16,710	-	418,832	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
Christine Parker	Performance share rights	63,798	-	-	1,141,027	-	1,396,640
	Shares under Restricted Share Plan	16,449	15,043	-	517,549	-	-
Gary Thursby	Performance share rights	54,730	-	-	978,846	-	418,972
	Shares under Restricted Share Plan	15,416	11,607	-	485,047	-	-
Former Group Executive
Alexandra Holcomb	Performance share rights	73,806	-	-	1,320,020	-	790,008
	Performance options	-	-	-	-	-	-
	Shares under Restricted Share Plan	16,926	15,565	-	532,557	-	-

[1]

No performance options were granted in 2018. Deferred STVR awards in the form of restricted shares or unhurdled share rights (for David McLean based in New Zealand) are awarded in December. David McLean’s unhurdled share rights were granted on 18 December 2017 at a fair value of $29.57 (unhurdled share rights vesting on 1 October 2018) and $28.00 (unhurdled rights vesting on 1 October 2019).

[2]	No hurdled share rights granted in 2014 vested in October 2017 when assessed against the TSR and EPS performance hurdles.
[3]

Vested options and share rights that were awarded prior to October 2009 can be exercised up to a maximum of ten years from their commencement date. Vested share rights awarded between October 2009 and July 2015 are automatically exercised at vesting. Vested share rights granted after July 2015 may be exercised at will up to a maximum of 15 years from their commencement date. For each vested share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

86	2018 Westpac Group Annual Report

Directors’ report

[4]

For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of Long Term Variable Reward awards made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day VWAP of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to the CEO and Group Executives in 2018, do not reconcile with the amount shown in the table in Section 7.2 which shows the amount amortised in the current year of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

[5]

The value of each option or share right exercised or lapsed is calculated based on the five day VWAP of Westpac ordinary shares on the date of exercise (or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day VWAP of Westpac ordinary shares, the value has been calculated as nil.

Fair value of Long Term Variable Reward awards made during the year

The table below provides a summary of the fair value of LTVR awards granted to the CEO and Group Executives during 2018 calculated in accordance with AASB 2 Share-based Payment and is used for accounting purposes only. LTVR awards will only vest if performance hurdles are achieved and service conditions are met in future years.

							Fair
		Performance		Commencement			value[2] per
Plan name	Granted to	hurdle	Grant date	date[1]	Test date	Expiry	instrument

CEO Long Term Variable Reward Plan	Brian Hartzer	TSR	8 December 2017	1 October 2017	1 October 2021	1 October 2032	$10.55
		ROE	8 December 2017	1 October 2017	1 October 2020	1 October 2032	$25.14
Westpac Long Term Variable Reward Plan	Group Executives	TSR	1 December 2017	1 October 2017	1 October 2021	1 October 2032	$10.58
		ROE	1 December 2017	1 October 2017	1 October 2020	1 October 2032	$25.19

[1]	The commencement date is the start of the performance period.
[2]

The fair values of performance share rights granted during the year have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of performance share rights with ROE hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods which for the performance share rights valued at $25.19 is four years to the 1 October 2020 vesting date. For the purpose of allocating performance share rights with ROE hurdles, the valuation also takes into account the average ROE outcome using a Monte Carlo pricing simulation model. The fair value of performance share rights with hurdles based on TSR performance relative to that of a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

7.4. Details of Westpac equity holdings of Non-executive Directors

The table below sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20181.

Name	Number held at start of the year	Changes during the year	Number held at end of the year

Current Non-executive Directors
Lindsay Maxsted	20,767	1,328	22,095
Nerida Caesar	-	9,985	9,985
Ewen Crouch[2]	40,264	42,000[3]	82,264
Alison Deans	9,392	5,000	14,392
Craig Dunn	8,869	-	8,869
Peter Hawkins[4]	15,880	-	15,880
Peter Marriott[5]	20,870	20,202	41,072
Peter Nash[6]	n/a	2,876	8,020

Former Non-executive Director
Robert Elstone[7]	12,096	-	n/a

[1]	Other than as disclosed below, no share interests include non-beneficially held shares.
[2]	In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.
[3]	Ewen Crouch holds the securities following the grant of probate in a deceased estate for which he is one of the executors.
[4]

In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 850 Westpac Capital Notes 3, 882 Westpac Capital Notes 4 and 1,370 Westpac Capital Notes 5 at year end.

[5]	In addition to holdings of ordinary shares, Peter Marriott and his related parties held interests in 740 Westpac Capital Notes 2 at year end.
[6]	Peter Nash commenced as a Non-executive Director on 7 March 2018. The information relates to the period he was a Non-executive Director.
[7]	Robert Elstone retired on 8 December 2017. The information relates to the period he was a Non-executive Director.

2018 Westpac Group Annual Report	87

Directors’ report

7.5. Details of Westpac equity holdings of Executive Key Management Personnel

The table below details Westpac equity held (and movement in that equity) by the CEO and Group Executives (including their related parties) for the year ended 30 September 20181.

Name	Type of equity-based instrument	Number held at start of the year	Number granted during the year as remuneration	Received on exercise and/or exercised during the year	Number lapsed during the year	Other changes during the year	Number held at end of the year	Number vested and exercisable at end of the year
Managing Director & Chief Executive Officer
Brian Hartzer	Ordinary shares	77,427	47,384	-	-	(15,200)	109,611	-
	CEO performance share rights	535,163	197,654	-	-	-	732,817	-
	Performance share rights	129,547	-	-	(95,284)	-	34,263	-
Current Group Executives
Lyn Cobley	Ordinary shares	71,650	20,343	-	-	-	91,993	-
	Performance share rights	179,282	82,564	-	-	-	261,846	-
Brad Cooper	Ordinary shares	106,792	25,190	-	-	-	131,982	-
	Performance share rights	316,120	82,094	-	(68,998)	-	329,216	-
Dave Curran	Ordinary shares	31,864	17,561	-	-	-	49,425	-
	Performance share rights	210,876	77,560	-	-	-	288,436	-
George Frazis	Ordinary shares	71,569	27,733	-	-	(18,000)	81,302	-
	Performance share rights	258,835	78,186	-	(36,141)	-	300,880	-
Peter King	Ordinary shares	78,243	19,548	-	-		97,791	-
	Performance share rights	269,616	80,062	-	(35,419)	-	314,259	-
David Lees[2]	Ordinary shares	n/a	-	-	-	-	29,402	-
	Performance share rights	n/a	-	-	-	-	31,402	-
	Performance options	n/a	-	-	-	-	25,562	25,562
Rebecca Lim	Ordinary shares	26,270	13,111	-	-	(8,505)	30,876	-
	Performance share rights	101,518	54,730	-	(12,156)	-	144,092	-
David Lindberg	Ordinary shares	48,026	16,926	-	-	-	64,952	-
	Performance share rights	196,484	80,062	-	(22,177)	-	254,369	-
Carolyn McCann[3]	Ordinary shares	n/a	-	-	-	-	49,435	-
	Performance share rights	n/a	12,482	-	-	-	42,816	-
David McLean	Ordinary shares	9,613	-	-	-	-	9,613	-
	Performance share rights	169,702	68,216	-	-	-	237,918	2,148
	Unhurdled share rights	42,836	14,382	-	-	-	57,218	36,480
Christine Parker	Ordinary shares	22,028	16,449	-	-	(11,046)	27,431	-
	Performance share rights	219,225	63,798	-	(42,712)	-	240,311	-
Gary Thursby	Ordinary shares	77,029	15,416	-	-	-	92,445	-
	Performance share rights	112,636	54,730	-	(12,813)	-	154,553	-
Former Group Executive
Alexandra Holcomb[4]	Ordinary shares	23,210	16,926	-	-	(15,565)	n/a	-
	Performance share rights	242,930	73,806	-	(24,160)	-	n/a	-

[1]	The highest number of shares held by an executive in the table is 0.0038% of total Westpac ordinary shares outstanding as at 30 September 2018.
[2]	The information relates to the period that David Lees was a KMP. David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018.
[3]	The information relates to the period that Carolyn McCann was a KMP. Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018.
[4]	The information relates to the period that Alexandra Holcomb was a KMP. She ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018.

88	2018 Westpac Group Annual Report

Directors’ report

7.6. Loans to Non-executive Directors and Executive Key Management Personnel disclosures

Financial instrument transactions that occurred during the financial year between Directors, the CEO or Group Executives and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as they apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

The table below details loans to Non-executive Directors, the CEO and Group Executives (including their related parties) of the Group.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Number in Group at end of the year

Non-executive Directors	3,199,593	165,155	-	3,544,610	3
CEO and Group Executives	12,090,727	485,814	-	13,953,916	10
	15,290,320	650,969	-	17,498,526	13

The table below details KMP (including their related parties) with loans above $100,000 during 2018.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Highest indebtedness during the year $
Non-executive Directors
Lindsay Maxsted	2,061,911	109,565	-	1,572,889	2,320,000
Ewen Crouch	1,137,682	39,107	-	979,947	1,302,742
Peter Nash[1]	n/a	16,483	-	991,774	1,155,383

CEO and Group Executives
Brian Hartzer	83,617	4,979	-	9,847	187,050
Lyn Cobley	-	21,784	-	2,000,000	2,007,287
Brad Cooper	2,037,998	126,984	-	2,791,360	2,989,743
Alexandra Holcomb[2]	4,114,727	102,551	-	n/a	4,177,933
Peter King	-	-	-	-	4,000,000
David Lees[3]	n/a	38,930	-	4,434,534	4,547,358
Rebecca Lim	711,642	18,889	-	732,845	736,770
Carolyn McCann[4]	n/a	2,588	-	145,000	153,736
David McLean	534,828	27,467	-	620,841	652,073
Christine Parker	2,647,386	67,778	-	1,308,486	2,814,600
Gary Thursby	1,960,529	73,864	-	1,911,003	2,061,594

[1]	Peter Nash commenced as a Non-executive Director on 7 March 2018.
[2]	Alexandra Holcomb ceased in her KMP role as the Chief Risk Officer on 25 June 2018 and will retire on 31 December 2018.
[3]	David Lees commenced his KMP role as the Acting Chief Financial Officer on 25 June 2018.
[4]	Carolyn McCann commenced her KMP role as the Group Executive, Customer & Corporate Relations on 18 June 2018.

2018 Westpac Group Annual Report	89

Directors’ report

11. Auditor

a)      Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2018, I declare that to the best of my knowledge and belief, there have been:

(a)       no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)       no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Lona Mathis Partner PricewaterhouseCoopers	Sydney 5 November 2018

PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

90	2018 Westpac Group Annual Report

Directors’ report

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2017 and 2018 financial years are set out in Note 39 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $7.5 million in total (2017: $6 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2018 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied, in accordance with advice received from the Board Audit Committee, that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

▪                  all non-audit services provided by PwC for the year have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of PwC; and

▪                  based on Board quarterly independence declarations made by PwC to the Board Audit Committee, none of the services undermine the general principles relating to auditor independence including reviewing or auditing PwC’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 5 November 2018	Brian Hartzer Managing Director & Chief Executive Officer 5 November 2018

2018 Westpac Group Annual Report	91

This page is intentionally left blank

92	2018 Westpac Group Annual Report

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Westpac’s approach to sustainability

Other Westpac business information

Five year summary[1]

(in $m unless otherwise indicated)	2018	2017	2016	2015	2014
Income statements for the years ended 30 September[2]
Net interest income	16,505	15,516	15,148	14,267	13,542
Non-interest income	5,628	6,286	5,837	7,375	6,395
Net operating income before operating expenses
and impairment charges	22,133	21,802	20,985	21,642	19,937
Operating expenses	(9,692)	(9,434)	(9,217)	(9,473)	(8,547)
Impairment charges	(710)	(853)	(1,124)	(753)	(650)
Profit before income tax	11,731	11,515	10,644	11,416	10,740
Income tax expense	(3,632)	(3,518)	(3,184)	(3,348)	(3,115)
Profit attributable to non-controlling interests	(4)	(7)	(15)	(56)	(64)
Net profit attributable to owners of Westpac
Banking Corporation	8,095	7,990	7,445	8,012	7,561
Balance sheet as at 30 September[2]
Loans	709,690	684,919	661,926	623,316	580,343
Other assets	169,902	166,956	177,276	188,840	190,499
Total assets	879,592	851,875	839,202	812,156	770,842
Deposits and other borrowings	559,285	533,591	513,071	475,328	460,822
Debt issues	172,596	168,356	169,902	171,054	152,251
Loan capital	17,265	17,666	15,805	13,840	10,858
Other liabilities	65,873	70,920	82,243	98,019	97,574
Total liabilities	815,019	790,533	781,021	758,241	721,505
Total shareholders’ equity and non-controlling interests	64,573	61,342	58,181	53,915	49,337
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	188	188	188	187	182
Dividend payout ratio (%)[3]	79.52	79.28	84.19	73.39	74.68
Return on average ordinary equity (%)	13.05	13.65	13.32	16.23	16.27
Basic earnings per share (cents)	237.5	238.0	224.6	255.0	242.5
Net tangible assets per ordinary share ($)[4]	15.39	14.66	13.90	13.02	11.51
Share price ($):
High	33.68	35.39	33.74	40.07	35.99
Low	27.24	28.92	27.57	29.10	30.00
Close	27.93	31.92	29.51	29.70	32.14
Business performance
Operating expenses to operating income ratio (%)	43.79	43.27	43.92	43.77	42.87
Net interest margin (%)	2.13	2.06	2.10	2.09	2.09
Capital adequacy
Total equity to total assets (%)	7.3	7.2	6.9	6.6	6.4
Total equity to total average assets (%)	7.3	7.1	6.9	6.8	6.7
APRA Basel III:
Common equity Tier 1 (%)	10.63	10.56	9.48	9.50	8.97
Tier 1 ratio (%)	12.78	12.66	11.17	11.38	10.56
Total capital ratio (%)	14.74	14.82	13.11	13.26	12.28
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	1.14	1.29	1.79	1.80	2.49
Total provisions for impairment on loans and credit commitments to total
loans (basis points)	43	45	54	53	60
Other information
Full time equivalent employees (number at financial year end)[5]	35,029	35,096	35,580	35,484	36,596

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           The above income statement extracts for 2018, 2017 and 2016 and balance sheet extracts for 2018 and 2017 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2015 and 2014 and balance sheet extracts for 2016, 2015 and 2014 are derived from financial statements previously published.

3           Adjusted for Treasury shares.

4           Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.

5           Full-time equivalent employees include full-time, pro-rata part-time, overtime, temporary and contract staff.

94	2018 Westpac Group Annual Report

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

▪                  regulatory investigations and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

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

▪                  an increase in defaults in credit exposures because of a deterioration in economic conditions;

▪                  the conduct, behaviour or practices of Westpac or its staff;

▪                  changes to Westpac’s credit ratings or the methodology used by credit rating agencies;

▪                  levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

▪                  market liquidity and investor confidence;

▪                  changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

▪                  the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations;

▪                  the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

▪                  the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

▪                  the incidence or severity of Westpac-insured events;

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

▪                  the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

▪                  various other factors beyond Westpac’s control.

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

2018 Westpac Group Annual Report	95

Reading this report

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2018 and 30 September 2017 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2018, 2017 and 2016 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2018 is referred to as 2018 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7238, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Friday, 28 September 2018. The Australian dollar equivalent of New Zealand dollars at 28 September 2018 was A$1.00 = NZ$1.0920, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2014 to 30 September 2018.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

96	2018 Westpac Group Annual Report

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2018, 2017, 2016, 2015 and 2014 from our audited consolidated financial statements and related notes.

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

As at 30 September 2018, the fair value of trading securities and financial assets designated at fair value through profit or loss, available-for-sale securities, loans designated at fair value, life insurance assets and regulatory deposits with central banks overseas was $96,951 million (2017: $101,923 million). The fair value of deposits and other borrowings at fair value, other financial liabilities at fair value through income statement, debt issues at fair value and life insurance liabilities was $56,427 million (2017: $64,317 million). The fair value of outstanding derivatives was a net liability of $306 million (2017: $1,342 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $964 million (2017: $1,399 million) and $6 million (2017: $9 million), respectively. The fair value of financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

2018 Westpac Group Annual Report	97

Review of Group operations

As at 30 September 2018, gross loans to customers were $712,504 million (2017: $687,785 million) and the provision for impairment charges on loans was $2,814 million (2017: $2,866 million).

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

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2018, the carrying value of goodwill was $8,890 million (2017: $9,012 million).

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

The net superannuation surplus across all our plans as at 30 September 2018 was $64 million (2017: net superannuation surplus of $5 million). As at 30 September 2018, two superannuation plans were in surplus of $89 million (2017: one plan in surplus of $48 million) and two superannuation plans were in deficit of $25 million (2017: three plans in deficit of $43 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, litigation and non-lending losses, impairment charges on credit commitments, surplus lease space, restructuring costs and compliance, regulation and remediation provisions. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Refer Note 28.

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

98	2018 Westpac Group Annual Report

Review of Group operations

Income statement review

Consolidated income statement1

For the years ending 30 September	2018	2018	2017	2016	2015	2014
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	23,575	32,571	31,232	31,822	32,295	32,248
Interest expense	(11,629)	(16,066)	(15,716)	(16,674)	(18,028)	(18,706)
Net interest income	11,946	16,505	15,516	15,148	14,267	13,542
Non-interest income	4,074	5,628	6,286	5,837	7,375	6,395
Net operating income before operating expenses and impairment charges	16,020	22,133	21,802	20,985	21,642	19,937
Operating expenses	(7,015)	(9,692)	(9,434)	(9,217)	(9,473)	(8,547)
Impairment charges	(514)	(710)	(853)	(1,124)	(753)	(650)
Profit before income tax	8,491	11,731	11,515	10,644	11,416	10,740
Income tax expense	(2,629)	(3,632)	(3,518)	(3,184)	(3,348)	(3,115)
Net profit for the year	5,862	8,099	7,997	7,460	8,068	7,625
Net profit attributable to non-controlling interests	(3)	(4)	(7)	(15)	(56)	(64)
Net profit attributable to owners of Westpac Banking Corporation	5,859	8,095	7,990	7,445	8,012	7,561
Weighted average number of ordinary shares (millions)	3,406	3,406	3,355	3,313	3,140	3,114
Basic earnings per ordinary share (cents)	171.9	237.5	238.0	224.6	255.0	242.5
Diluted earnings per share (cents)[3]	166.5	230.1	229.3	217.8	248.2	237.6
Dividends per ordinary share (cents)	136	188	188	188	187	182
Dividend payout ratio (%)[4]	79.52	79.52	79.28	84.19	73.39	74.68

Overview of performance – 2018 v 2017

Net profit attributable to owners of Westpac Banking Corporation for 2018 was $8,095 million, an increase of $105 million or 1% compared to 2017. Features of this result included a $331 million or 2% increase in net operating income before operating expenses and impairment charges, a $258 million or 3% increase in operating expenses and a $143 million or 17% decrease in impairment charges.

Net interest income increased $989 million or 6% compared to 2017, with total loan growth of 4%, mostly from Australian housing which grew 4%. Net interest margin increased 7 basis points to 2.13% reflecting increased spreads on certain Australian mortgages, a rise in Treasury income and contribution from fair value gains on economic hedges and higher deposit spreads.  These increases were partly offset by the full period impact of the Bank Levy which was effective from July 2017. Wholesale funding costs were little changed, as short term funding costs increased while long term funding costs decreased.

Non-interest income decreased $658 million or 10% compared to 2017 primarily due to a decrease in trading income of $257 million, the non-repeat of a large gain of $279 million on disposal of an associate (BTIM5) in 2017, an impairment loss of $104 million on the Pendal investment in 2018, and additional provisions for estimated customer refunds and payments recorded as negative income. These items were partly offset by income related to the exit of the Hastings business ($135 million).

Operating expenses increased $258 million or 3% compared to 2017. The rise included annual salary increases, higher technology expenses related to the Group’s investment program, an increase in regulatory and compliance costs and costs associated with the exit of the Hastings business. These increases were partly offset by productivity benefits and lower amortisation of intangibles.

Impairment charges were $143 million or 17% lower compared to 2017. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures (TCE) at 1.08%, up 3 basis points over the year. The decrease in impairment charges was primarily due to reduced individual provisions for larger facilities.

The effective tax rate of 31.0% was higher than the 2017 effective tax rate of 30.6% mostly related to an increase in non-deductible expenses.

2018 basic earnings per share were 237.5 cents per share compared to 238.0 cents per share in 2017.

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7238, the noon buying rate in New York City on 28 September 2018.

3    Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4    Adjusted for Treasury shares.

5    Pendal Group Limited (Pendal) was previously called BT Investment Management (BTIM).

2018 Westpac Group Annual Report	99

Review of Group operations

The Board has determined a final dividend of 94 cents per ordinary share. The full year ordinary dividends of 188 cents is unchanged over ordinary dividends declared in 2017 and represents a pay-out ratio of 79.52%. The full year ordinary dividend is fully franked.

Income statement review – 2018 v 2017

Net interest income – 2018 v 2017

$m	2018	2017	2016
Interest income	32,571	31,232	31,822
Interest expense	(16,066)	(15,716)	(16,674)
Net interest income	16,505	15,516	15,148
Increase/(decrease) in net interest income
Due to change in volume	648	855	1,313
Due to change in rate	341	(487)	(432)
Change in net interest income	989	368	881

Net interest income increased $989 million or 6% compared to 2017. Key features include:

▪                  A 3% growth in average interest-earning assets, primarily from Australian housing which grew 4%;

▪                  Group net interest margin increased 7 basis points. The full period impact of pricing changes for certain Australian mortgages in 2017, including investor lending and interest only loans, higher New Zealand mortgage spreads and higher term deposits spreads, were partly offset by the full period impact of the Bank Levy. Wholesale funding costs were little changed, as short term costs increased and long term costs reduced. In addition, Treasury and Markets income was higher in 2018 primarily due to increased revenue from interest risk management and a rise in contributions from fair value gains on economic hedges.

Total net loans increased $24.8 billion or 4% compared to 2017. Excluding foreign currency translation impacts, total net loans increased $24.0 billion or 3%.

Key features of total loan growth were:

▪                  Australian housing loans increased $17.6 billion or 4% (slightly below system growth1). Owner occupied loans increased 6% over the year, while the Group’s investor property lending grew by 2%. Principal and interest loan flows represented 77% of all new flows and now comprise 61% of the portfolio (2017: 50%);

▪                  Australian business loans increased $3.8 billion or 3% from broad based growth in Business Bank including SME, agriculture, manufacturing and property;

▪                  New Zealand lending increased NZ$3.2 billion or 4%. Housing loans grew at 4% mostly in fixed rate products, while business lending increased 4% supported by growth across agriculture, property and corporate lending; and

▪                  Other overseas lending increased $1.7 billion or 12%, across trade finance and institutional lending in Asia.

Total deposits and other borrowings excluding certificates of deposits increased $31.1 billion or 6% compared to 2017, with the increase more than fully funding loan growth in the year. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposits increased $29.5 billion or 6%.

Key features of total deposits and other borrowings excluding certificates of deposits growth were:

▪                  Australian deposits and other borrowings excluding certificates of deposits increased $25.8 billion or 6%, particularly across term deposits (up 10%). Household deposits growth was in line with system2 and non-financial corporation deposits grew above system2. Customers continued to direct funds to mortgage offset accounts, supporting 4% growth in Australian non-interest bearing deposits;

▪                  New Zealand deposits and other borrowings excluding certificates of deposits increased NZ$3.5 billion or 6%, with the increase fully funding loan growth during the year. Term deposits grew 9%, particularly across household and institutional segments. Non-interest bearing deposits increased 12% from growth in business and consumer transaction deposits, including growth in mortgage offset accounts; and

▪                  Other overseas deposits and other borrowings excluding certificates of deposits increased $2.3 billion or 19% due to growth in deposits across Asia.

Certificates of deposits decreased $5.4 billion or 11%, reflecting reduced short-term wholesale funding issuance in this form.

1    Source: Reserve Bank of Australia (RBA).

2    Source: Australian Prudential Regulation Authority (APRA).

100	2018 Westpac Group Annual Report

Review of Group operations

Interest spread and margin – 2018 v 2017

$m	2018	2017	2016
Group
Net interest income	16,505	15,516	15,148
Average interest earning assets	774,944	752,294	721,843
Average interest bearing liabilities	715,509	694,924	667,276
Average net non-interest bearing assets, liabilities and equity	59,435	57,370	54,567
Interest spread[1]	1.95%	1.89%	1.91%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.18%	0.17%	0.19%
Net interest margin[3]	2.13%	2.06%	2.10%

Net interest margin was 2.13% in 2018, up 7 basis points compared to 2017. Key drivers of the margin increase were:

▪                  2 basis points increase from loan spreads. This reflected the full period impact of pricing changes for certain Australian mortgages in late 2017, including interest only and investor lending, along with higher spreads on New Zealand mortgages. These gains were partly offset by the impact of customers switching from interest only to principal and interest loans, retention pricing, customer preference for lower spread basic products and competition across loan markets;

▪                  2 basis points increase related to customer deposit spreads, mainly from term deposits, partly offset by the impact of lower rates on the hedging of transaction deposits;

▪                  2 basis points decrease from a rise in short term wholesale funding costs, particularly in the second half of 2018;

▪                  2 basis points increase from term wholesale funding as pricing for new term issuance was lower than the portfolio average;

▪                  4 basis points decrease from the full period impact of the Bank Levy, which was introduced on 1 July 2017;

▪                  1 basis point increase in capital and other largely from the positive effect of higher capital balances, partly offset by the impact of lower interest rates; and

▪                  6 basis points increase from Treasury and Markets, due to increased Treasury revenue from interest rate risk management and a rise in contributions from fair value gains on economic hedges.

Non-interest income – 2018 v 2017

$m	2018	2017	2016
Fees and commissions	2,550	2,755	2,755
Wealth management and insurance income	2,061	1,800	1,899
Trading income	945	1,202	1,124
Other income	72	529	59
Non-interest income	5,628	6,286	5,837

Non-interest income decreased $658 million or 10% over the year. 2018 was impacted by a number of infrequent items, including income related to the exit of the Hastings business ($135 million) partly offset by an increase in provisions for estimated customer refunds and payments (up $52 million from $111 million in 2017 to $163 million in 2018).

Excluding the impact of these infrequent items and the partial sale of BTIM shares of $279 million in 2017, non-interest income was $462 million or 8% lower, primarily due to reduced markets income and lower banking fee income from the full period impact of regulatory changes to Australian credit card interchange fees and removal of ATM withdrawal fees.

Fees and commissions decreased $205 million or 7% compared to 2017, largely due to:

▪                  additional provisions for estimated customer refunds and payments ($101 million), related to Advice and retail banking products;

▪                  lower revenue from the removal of ATM withdrawal fees and changes to transaction fees ($64 million);

▪                  lower credit card income ($49 million) from the full period impact of regulatory changes to Australian interchange rates from 1 July 2017 and lower rewards redemptions; and

▪                  lower corporate and institutional lending fees ($23 million) from a reduction in unused customer limits; partly offset by

▪                  higher business lending fees ($40 million) primarily driven by portfolio growth.

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

3    Net interest margin is calculated by dividing net interest income by average interest earning assets.

2018 Westpac Group Annual Report	101

Review of Group operations

Wealth management and insurance income increased $261 million or 15% compared to 2017, reflecting:

▪                  a rise in Hastings revenue which included fees of $144 million related to the exit of the business, the associated costs can be seen in other expenses;

▪                  a fall in provisions for estimated customer refunds and payments for wealth products ($49 million);

▪                  higher revenue from investments in boutique funds ($43 million); and

▪                  higher insurance income ($41 million) reflecting:

–        increase in general insurance income ($24 million) from lower claims, with the prior year impacted by Cyclone Debbie, and a 2% increase in net earned premiums;

–        increase in life insurance income ($34 million) from movements in policyholder tax recoveries and a 17% increase to earned premiums, primarily due to BTFG commencing the management of Group Insurance for BTFG Corporate Super in 2018. This was partly offset by a rise in claims; and

–        lower LMI contribution ($17 million) due to a reduction in loans written at higher LVR bands; partly offset by

▪                  lower platforms income ($14 million), impacted by margin compression and pricing changes to BT Panorama in July 2018. This was partly offset by the benefit of higher asset markets.

Trading income decreased $257 million or 21% compared to 2017. The majority of the reduction was due to a lower fixed income trading result.

Other income decreased $457 million or 86% compared to 2017 reflecting the partial sale of BTIM shares ($279 million) in 2017 that did not repeat, impairment loss on the remaining Pendal shares ($104 million), the impact of hedging future earnings (down $44 million) and lower rental income ($36 million).

Operating expenses – 2018 v 2017

$m	2018	2017	2016
Staff expenses	4,887	4,701	4,601
Occupancy expenses	1,033	1,073	1,032
Technology expenses	2,110	2,008	1,929
Other expenses	1,662	1,652	1,655
Total operating expenses	9,692	9,434	9,217
Total operating expenses to net operating income ratio	43.79%	43.27%	43.92%

Operating expenses increased $258 million or 3% compared to 2017. The key factors of the result were:

▪                  higher costs from infrequent items of $233 million related to exit of the Hastings business ($121 million), costs associated with implementing customer refunds and payments ($62 million) and provisions for litigation ($50 million);

▪                  growth in regulation and compliance expenses of $184 million, including expenses related to the Royal Commission of $62 million;

▪                  higher investment related expenses of $125 million largely across our banking and wealth platforms; and

▪                  growth in other operating costs of $178 million; partly offset by

▪                  lower intangible asset amortisation of $158 million; and

▪                  productivity benefits of $304 million.

Staff expenses increased $186 million or 4% compared to 2017 from the full period impact of annual salary increases, higher restructuring costs (up $39 million) and additional FTE for regulatory and compliance activities and the Group’s investment program. This was partly offset by lower bonuses and productivity benefits largely related to simplifying the organisation and digitising processes across the branch network and operations.

Occupancy expenses decreased $40 million or 4% from lower depreciation on operating leases (down $30 million) and benefits from retail property consolidation (branch numbers down by 47 across the Group), partly offset by higher energy costs.

Technology expenses increased $102 million or 5% compared to 2017, primarily due to the Group’s investment program. Higher technology services costs (up $82 million) and software maintenance and licensing costs (up $29 million) were driven by continued investment spend, increased volumes and new software licences following upgraded capability. This was partly offset by lower IT equipment depreciation (down $17 million) as prior investment in data centres was fully depreciated.

102	2018 Westpac Group Annual Report

Review of Group operations

Other expenses increased $10 million or 1% during the year and contained a number of infrequent items, including the write-off of Hastings goodwill ($105 million) following the exit of that business, provisions for litigation ($50 million) and costs associated with implementing customer refunds and payments ($25 million). Excluding these items, expenses reduced by $170 million primarily due to lower amortisation of intangible assets (down $158 million) as a number of intangible assets were fully amortised during the year; postage and stationery costs decreased ($35 million) as customers migrated to electronic statements; and lower credit card loyalty program costs down ($26 million) from changes to reward programs; and benefits from disciplined cost management. These were partly offset by costs associated with the Royal Commission.

Impairment charges – 2018 v 2017

$m	2018	2017	2016
Impairment charges	710	853	1,124
Impairment charges to average gross loans (basis points)	10	13	17

Asset quality remained sound through 2018 with stressed assets to total committed exposures increasing by 3 basis points to 1.08%. The increase in stress mostly reflects higher mortgage delinquencies and a small rise in stressed exposures in Business Bank. Impaired assets were lower, with gross impaired assets to gross loans 2 basis points lower at 0.20% compared to 30 September 2017.

Provisioning levels at 30 September 2018 of $3,053 million were $66 million lower compared to 30 September 2017. IAPs were $58 million lower in line with the decline in impaired facilities while CAPs were $8 million lower. Within CAPs the overlay was down $22 million to $301 million at 30 September 2018.

Impairment charges for 2018 of $710 million are equivalent to 10 basis points of average loans and were down $143 million when compared to 2017.

Key movements included:

▪                  total new IAPs less write-backs and recoveries were $112 million lower than 2017. This was due to lower new IAPs (down $239 million) partially offset by lower write-backs. The reduction in new IAPs was due to a small number of large impairments in WIB in 2017 while in 2018 no new large impaired loans (greater than $50 million) emerged during the year. New IAPs in Business Bank were also lower. This was partially offset by higher new IAPs in New Zealand; and

▪                  total new CAPs were $31 million lower due to a $110 million reduction in write-offs partially offset by a $79 million fall in the benefit from other changes in CAPs. Write-offs were lower, principally in Consumer Bank from the credit card portfolio and in Business Bank related to the auto finance and commercial portfolios. The overlay was $22 million lower in 2018 compared to a $66 million reduction in 2017.

Income tax expense – 2018 v 2017

$m	2018	2017	2016
Income tax expense	3,632	3,518	3,184
Tax as a percentage of profit before income tax expense (effective tax rate)	30.96%	30.55%	29.91%

The effective tax rate of 31.0% in 2018 was higher than the 2017 effective tax rate of 30.6%. The effective tax rate was higher than the Australian corporate tax rate of 30% due to the non-deductibility of certain expenses, including penalties and the write-off of Hastings goodwill associated with the exit of that business.

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

Non-interest income increased $449 million or 8% compared to 2016 primarily due to a $279 million gain associated with sale of shares in BTIM, a rise in trading income of $78 million and the impact of volatility in economic hedges of $140 million. These increases were partly offset by provisions for customer refunds, and lower wealth management and insurance income.

Operating expenses increased $217 million or 2% compared to 2016. The rise in operating expenses includes annual salary and rental increases, higher technology expenses related to the Group’s investment program, a rise in regulatory and compliance costs and expenses associated with the sale of shares in BTIM. These increases were partially offset by productivity benefits.

2018 Westpac Group Annual Report	103

Review of Group operations

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

▪         Other overseas deposits decreased $2.6 billion or 18% due to a decline in Asian deposits.

Certificate of deposits increased $0.5 billion or 1%, with lower balances offshore more than offset by growth in Australia.

1    Source: APRA.

104	2018 Westpac Group Annual Report

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

-       general insurance income reduced $32 million from higher claims, including the impact of Cyclone Debbie, partly offset by a 2% increase in net earned premiums; and

-       life insurance income was little changed (down $3 million) with higher claims partly offset by a 6% increase in net earned premiums; partly offset by

-       higher Lenders mortgage insurance (LMI) income ($6 million) related to arrangements for mortgages with an LVR >90%;

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

1    Some of the items provided for include: payments to superannuation customers with pre-existing conditions who did not have the benefit of our improved disclosure practices and had their claims denied; payments to customers who did not receive all the benefits to which they were entitled under their ‘packaged accounts’; and refunds where ongoing advice fees were paid but we were unable to demonstrate that advice service was provided in the relevant period.

2018 Westpac Group Annual Report	105

Review of Group operations

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

106	2018 Westpac Group Annual Report

Review of Group operations

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2018	2018	2017	2016	2015	2014
	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	19,131	26,431	18,397	17,015	14,770	25,760
Receivables due from other financial institutions	4,191	5,790	7,128	9,951	9,583	7,424
Trading securities and financial assets designated at fair value and available-for-sale securities	60,259	83,253	86,034	81,833	82,287	81,933
Derivative financial instruments	17,444	24,101	24,033	32,227	48,173	41,404
Loans	513,674	709,690	684,919	661,926	623,316	580,343
Life insurance assets	6,840	9,450	10,643	14,192	13,125	11,007
All other assets	15,110	20,877	20,721	22,058	20,902	22,971
Total assets	636,649	879,592	851,875	839,202	812,156	770,842
Payables due to other financial institutions	13,128	18,137	21,907	18,209	18,731	18,636
Deposits and other borrowings	404,810	559,285	533,591	513,071	475,328	460,822
Other financial liabilities at fair value through income statement	3,110	4,297	4,056	4,752	9,226	19,236
Derivative financial instruments	17,666	24,407	25,375	36,076	48,304	39,539
Debt issues	124,925	172,596	168,356	169,902	171,054	152,251
Life insurance liabilities	5,499	7,597	9,019	12,361	11,559	9,637
All other liabilities	8,277	11,435	10,563	10,845	10,199	10,526
Total liabilities excluding loan capital	577,415	797,754	772,867	765,216	744,401	710,647
Loan capital	12,496	17,265	17,666	15,805	13,840	10,858
Total liabilities	589,911	815,019	790,533	781,021	758,241	721,505
Net assets	46,738	64,573	61,342	58,181	53,915	49,337
Total equity attributable to owners of Westpac Banking Corporation	46,700	64,521	61,288	58,120	53,098	48,456
Non-controlling interests	38	52	54	61	817	881
Total shareholders’ equity and non-controlling interests	46,738	64,573	61,342	58,181	53,915	49,337
Average balances
Total assets	640,291	884,624	864,525	843,555	798,703	737,124
Loans and other receivables[3]	494,757	683,555	658,058	629,159	594,200	559,789
Total equity attributable to owners of Westpac Banking Corporation	44,888	62,017	58,556	55,896	49,361	46,477
Non-controlling interests	22	31	20	575	854	862

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7238, the noon buying rate in New York City on 28 September 2018.

3    Includes interest earning balances. Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

2018 Westpac Group Annual Report	107

Review of Group operations

Summary of consolidated ratios

As at 30 September	2018	2018	2017	2016	2015	2014
(in $m unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.13	2.13	2.06	2.10	2.09	2.09
Return on average assets[3]	0.92	0.92	0.92	0.88	1.00	1.03
Return on average ordinary equity[4]	13.05	13.05	13.65	13.32	16.23	16.27
Return on average total equity[5]	13.05	13.05	13.64	13.18	15.96	15.97
Capital ratios (%)
Average total equity to average total assets	7.01	7.01	6.78	6.69	6.29	6.42
Common equity Tier 1	10.63	10.63	10.56	9.48	9.50	8.97
Tier 1 ratio	12.78	12.78	12.66	11.17	11.38	10.56
Total capital ratio	14.74	14.74	14.82	13.11	13.26	12.28
Earning ratios
Basic earnings per ordinary share (cents)[6]	171.9	237.5	238.0	224.6	255.0	242.5
Diluted earnings per ordinary share (cents)[7]	166.5	230.1	229.3	217.8	248.2	237.6
Dividends per ordinary share (cents)	136	188	188	188	187	182
Dividend payout ratio (%)	79.52	79.52	79.28	84.19	73.39	74.68
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	686	948	1,488	1,052	1,107	1,302
Impairment charges on loans written off (net of recoveries) to average loans (bps)	14	14	22	16	18	23

Balance sheet review

Assets – 2018 v 2017

Total assets as at 30 September 2018 were $879.6 billion, an increase of $27.7 billion or 3% compared to 30 September 2017.  Significant movements during the year included:

▪                  cash and balances with central banks increased $8.0 billion or 44% reflecting higher liquid assets held in this form;

▪                  receivables due from other financial institutions decreased $1.3 billion or 19% mainly due to a reduction in collateral posted with derivative counterparties and lower interbank lending;

▪                  trading securities and financial assets designated at fair value and available-for-sale securities decreased $2.8 billion or 3% reflecting lower holdings of liquid assets in this form;

▪                  loans grew $24.8 billion or 4%. Refer to loan quality – 2018 v 2017 below for further information; and

▪                  life insurance assets decreased $1.2 billion or 11%, due to the transfer by an investor to another Group managed fund that is not consolidated.

1    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7238, the noon buying rate in New York City on 28 September 2018.

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

108	2018 Westpac Group Annual Report

Review of Group operations

Liabilities and equity – 2018 v 2017

Total liabilities as at 30 September 2018 were $815.0 billion, an increase of $24.5 billion or 3% compared to 30 September 2017. Significant movements during the year included:

▪                  payables due to other financial institutions decreased $3.8 billion or 17% due to lower securities sold under agreements to repurchase, interbank borrowings and collateral posted by derivative counterparties, partly offset by higher offshore central bank deposits;

▪                  deposits and other borrowings increased $25.7 billion or 5%;

▪                  debt issues increased $4.2 billion or 3% ($6.8 billion or 4% decrease excluding foreign currency translation impacts); and

▪                  life insurance liabilities decreased $1.4 billion or 16%, due to the transfer by an investor to another Group managed fund that is not consolidated.

Equity attributable to owners of Westpac Banking Corporation increased $3.2 billion reflecting retained profits less dividends paid during the period, shares issued under the 2018 interim DRP and 2017 final DRP and the conversion of some convertible preference shares to ordinary share capital.

Loan quality – 2018 v 2017

	As at 30 September
$m	2018	2017	2016
Total gross loans[1]	712,504	687,785	665,256
Average gross loans
Australia	611,398	588,920	562,633
New Zealand	73,000	72,269	67,686
Other overseas	16,228	12,837	15,112
Total average gross loans	700,626	674,026	645,431

Total gross loans represented 81% of the total assets of the Group as at 30 September 2018, unchanged from 2017.

Australia average gross loans were $611.4 billion in 2018, an increase of $22.5 billion or 4% from $588.9 billion in 2017. This increase was primarily due to growth in housing loans.

New Zealand average gross loans were $73.0 billion in 2018, an increase of $0.7 billion or 1% from $72.3 billion in 2017. This increase was primarily due to growth in housing loans.

Other overseas average loans were $16.2 billion in 2018, an increase of $3.4 billion or 26% from $12.8 billion in 2017. This was primarily due to an increase in Asia.

Approximately 13% of the loans at 30 September 2018 mature within one year and 18% mature between one year and five years.  Retail lending comprises the majority of the loan portfolio maturing after five years.

1    Gross loans are stated before related provisions for impairment.

2018 Westpac Group Annual Report	109

Review of Group operations

	As at 30 September
$m	2018	2017	2016	2015	2014
Impaired loans
Non-performing loans[1]:
Gross	1,019	1,142	1,851	1,593	2,030
Impairment provisions	(458)	(507)	(885)	(689)	(862)
Net	561	635	966	904	1,168
Restructured loans:
Gross	26	27	31	39	93
Impairment provisions	(6)	(12)	(16)	(16)	(44)
Net	20	15	15	23	49
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due:
Gross	371	373	277	263	217
Impairment provisions	(189)	(195)	(166)	(172)	(141)
Net	182	178	111	91	76
Net impaired loans	763	828	1,092	1,018	1,293
Provisions for impairment on loans and credit commitments
Individually assessed provisions	422	480	869	669	867
Collectively assessed provisions	2,631	2,639	2,733	2,663	2,614
Total provisions for impairment on loans and credit commitments	3,053	3,119	3,602	3,332	3,481
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	46.12%	46.30%	49.42%	46.28%	44.76%
Total impaired loans to total loans	0.20%	0.22%	0.32%	0.30%	0.40%
Total provisions for impairment on loans and credit commitments to total loans	0.43%	0.45%	0.54%	0.53%	0.60%
Total provisions for impairment on loans and credit commitments to total impaired loans	215.6%	202.3%	166.8%	175.8%	148.8%

The credit quality remained sound over 2018, with total stressed exposures to TCE increasing by 3 basis points to 1.08%. Total impaired loans as a percentage of total gross loans were 0.20% at 30 September 2018, a decrease of 0.02% from 0.22% at 30 September 2017.

At 30 September 2018, we had one impaired counterparty with exposure greater than $50 million, accounting for 4% of total impaired loans. This compares to one impaired counterparty with exposure greater than $50 million in 2017 accounting for 5% of total impaired loans. There were two impaired counterparties at 30 September 2018 that were less than $50 million and greater than $20 million (2017: four impaired counterparties).

At 30 September 2018, 79% of our exposure was to either investment grade or secured consumer mortgage segment (2017: 78%, 2016: 78%, 2015: 77%, 2014: 77%) and 95% of our exposure as at 30 September 2018 was in Australia, New Zealand and the Pacific region (2017: 96%, 2016: 96%, 2015: 95%, 2014: 95%).

We believe that Westpac remains appropriately provisioned. Total impairment provisions for impaired loans to total impaired loans coverage at 46.1% at 30 September 2018 compared to 46.3% at 30 September 2017. Total provisions for impairment on loans and credit commitments to total impaired loans represented 215.6% of total impaired loans as at 30 September 2018, up from 202.3% at 30 September 2017. Total provisions for impairments on loans and credit commitments to total loans were 0.43% at 30 September 2018, down from 0.45% at 30 September 2017 (2016: 0.54%).

Group mortgage loans 90 days past due at 30 September 2018 were 0.67% of outstandings, up from 0.62% of outstandings at 30 September 2017 (2016: 0.61%).

Group other consumer loan delinquencies (including credit card and personal loan products) were 1.64% of outstandings as at 30 September 2018, up from 1.57% of outstandings as at 30 September 2017 (2016: 1.11%).

Potential problem loans as at 30 September 2018 amounted to $1,691 million, an increase of 36% from $1,247 million at 30 September 2017. The increase in potential problem loans was mainly due to the downgrade of a small number of companies in the Australian and New Zealand business portfolios.

1    Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2    Impairment provisions relating to impaired loans include IAP plus the proportion of the CAP that relate to impaired loans. The proportion of the CAP that relates to impaired loans was $231 million as at 30 September 2018 (2017: $234 million, 2016: $198 million, 2015: $208 million, 2014: $180 million). This sum is compared to the total gross impaired loans to determine this ratio.

110	2018 Westpac Group Annual Report

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

In light of APRA’s announcement on ‘unquestionably strong’ capital benchmarks on 19 July 2017, Westpac will seek to operate with a CET1 capital ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

▪                  current regulatory capital minimums and the CCB, which together are the total CET1 requirement;

▪                  stress testing to calibrate an appropriate buffer against a downturn; and

▪                  quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital level once APRA finalises its review of the capital adequacy framework.

2018 Westpac Group Annual Report	111

Review of Group operations

Basel Capital Accord

APRA’s Prudential Sandards are generally consistent with the International Regulatory Framework for Banks, also known as Basel III, issued by the Basel Committee on Banking Supervision (BCBS), except where APRA has exercised certain discretions. On balance, the application of these discretions acts to reduce capital ratios reported under APRA’s Prudential Standards relative to the BCBS approach and to those reported in some other jurisdictions.

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

$m	2018	2017
Common equity	63,576	60,520
Deductions from common equity	(18,337)	(17,850)
Total common equity after deductions	45,239	42,670
Additional Tier 1 capital	9,144	8,505
Net Tier 1 regulatory capital	54,383	51,175
Tier 2 capital	8,565	8,952
Deductions from Tier 2 capital	(233)	(217)
Total Tier 2 capital after deductions	8,332	8,735
Total regulatory capital	62,715	59,910
Credit risk	362,749	349,258
Market risk	6,723	8,094
Operational risk	39,113	31,229
Interest rate risk in the banking book	12,989	11,101
Other assets	3,810	4,553
Total risk weighted assets	425,384	404,235
Common Equity Tier 1 capital ratio	10.63%	10.56%
Additional Tier 1 capital ratio	2.15%	2.10%
Tier 1 capital ratio	12.78%	12.66%
Tier 2 capital ratio	1.96%	2.16%
Total regulatory capital ratio	14.74%	14.82%

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

112	2018 Westpac Group Annual Report

Review of Group operations

Purchase of equity securities

The following table details share repurchase activity for the year ended 30 September 2018:

			Total Number of	Maximum Number
			Ordinary Shares	(or Approximate $ Value)
	Total Number of	Average Price Paid	Purchased as	of Ordinary Shares that
	Ordinary Shares	per Ordinary Share	Part of a Publicly	May Yet Be Purchased
	Purchased	$	Announced Program	Under the Plans or Programs
Month
October (2017)	75,153	32.53	-	n/a
November (2017)	873,900	31.87	-	n/a
December (2017)	2,230,289	31.42	-	n/a
January (2018)	2,402	31.33	-	n/a
February (2018)	36,671	30.85	-	n/a
March (2018)	-	-	-	n/a
April (2018)	117,959	28.95	-	n/a
May (2018)	21,655	29.21	-	n/a
June (2018)	33,466	28.27	-	n/a
July (2018)	23,951	28.89	-	n/a
August (2018)	18,404	29.28	-	n/a
September (2018)	68,672	27.88	-	n/a
Total	3,502,522	31.32	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪                  to deliver to eligible employees under the Employee Share Plan (ESP): 854,267 ordinary shares;

▪                  to deliver to employees upon the exercise of options and performance share rights: 263,306 ordinary shares;

▪                  Treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 93,052 ordinary shares; and

▪                  to allocate to eligible employees under the Restricted Share Plan (RSP): 2,291,897 ordinary shares.

Refer to Note 32 to the financial statements for a discussion of Treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual obligations as at 30 September 2018:

	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
On balance sheet long-term debt[1]	27,664	33,827	52,205	32,634	146,330
Operating leases[2]	570	904	660	1,819	3,953
Total contractual cash obligations	28,234	34,731	52,865	34,453	150,283

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments3

The following table shows our significant commercial commitments as at 30 September 2018:

	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
Letters of credit and guarantees	8,983	2,717	890	2,995	15,585
Commitments to extend credit	50,292	49,320	14,637	60,409	174,658
Other	-	74	25	55	154
Total commercial commitments	59,275	52,111	15,552	63,459	190,397

1    Refer to Note 19 to the financial statements for details of on balance sheet long-term debt.

2    Refer to Note 30 to the financial statements for details of operating leases.

3    The numbers in this table are notional amounts (refer to Note 31 to the financial statements).

2018 Westpac Group Annual Report	113

Divisional performance

Divisional performance – 2018 v 2017

Westpac reports under the following five primary customer-facing business divisions:

▪                  Consumer Bank, which we refer to as CB: responsible for all Australian consumer relationships and operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands;

▪                  Business Bank, which we refer to as BB: responsible for all Australian SME and commercial business relationships with facilities up to approximately $150 million, and operates under the Westpac, St.George, BankSA and Bank of Melbourne brands;

▪                  BT Financial Group (Australia), which we refer to as BTFG: responsible for the Group’s Australian wealth management, insurance and private wealth businesses;

▪                  Westpac Institutional Bank, which we refer to as WIB: responsible for the relationship with commercial, corporate, institutional and government customers, with customers supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK, Asia, Fiji and Papua New Guinea; and

▪                  Westpac New Zealand: responsible for all customer segments in New Zealand.

Group Businesses include Treasury, Group Technology and Core Support.

The Group revised its allocations of capital, funds transfer pricing and expenses in 2018. In addition, balance sheet disclosure and associated revenue and expenses related to customer transfer have also been aligned. Divisional results have been restated for 2017 and 2016 to ensure comparability with 2018 results (refer to Note 2 to the financial statements for the disclosure of the Group’s reportable operating segments and revisions to segment allocation).

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to net profit attributable to owners of Westpac Banking Corporation. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 2 to the financial statements.

To determine cash earnings, three categories of adjustments are made to statutory results:

▪                  material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

▪                  items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging; and

▪                  accounting reclassifications between individual line items that do not impact statutory results.

The discussion of our divisional performance in this section is presented on a cash earnings basis unless otherwise stated. Cash earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Outlined below are the cash earnings adjustments to the reported result:

▪                  amortisation of intangible assets: Identifiable intangible assets arising from business acquisitions are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders. The last of these intangible assets were fully amortised in December 2017;

▪                  acquisition, transaction and integration expenses: Costs associated with the acquisition of select Lloyds’ Australian businesses were treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

▪                  fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

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

114	2018 Westpac Group Annual Report

Divisional performance

▪                  ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

▪                  adjustment related to Pendal (previously BTIM): The Group recognised a gain, net of costs, associated with the partial sale of shares in Pendal Group Limited in 2017. In 2018, the Group recorded an impairment on its current holding of Pendal shares. Consistent with prior years these items have been treated as a cash earnings adjustment given their size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining 10% shareholding in Pendal at some future date. Any future gain or loss on this shareholding will similarly be excluded from the calculation of cash earnings;

▪                  Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and

▪                  accounting reclassifications between individual line items that do not impact reported results comprise:

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

2018 Westpac Group Annual Report	115

Divisional performance

Cash earnings and assets by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2018, 2017 and 2016. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash earnings by business division

$m	2018	2017	2016
Consumer Bank	3,140	3,155	3,011
Business Bank	2,159	2,003	1,885
BT Financial Group (Australia)	645	736	832
Westpac Institutional Bank	1,086	1,159	979
Westpac New Zealand	934	917	825
Group Businesses	101	92	290
Total cash earnings	8,065	8,062	7,822

Total assets by business division

$bn	2018	2017	2016
Consumer Bank	392.5	377.5	359.2
Business Bank	156.5	153.1	148.9
BT Financial Group (Australia)	34.9	35.2	38.2
Westpac Institutional Bank	102.4	103.1	110.6
Westpac New Zealand	82.4	81.3	82.1
Group Businesses	110.9	101.7	100.2
Total assets	879.6	851.9	839.2

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

116	2018 Westpac Group Annual Report

Divisional performance

Consumer Bank

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB works in an integrated way with Business Bank, BTFG and WIB in the sales and service of certain financial services and products including wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

Financial performance

$m	2018	2017	2016
Net interest income	7,748	7,638	7,268
Non-interest income	746	813	863
Net operating income before operating expenses and impairment charges	8,494	8,451	8,131
Operating expenses	(3,542)	(3,378)	(3,312)
Impairment charges	(451)	(565)	(516)
Profit before income tax	4,501	4,508	4,303
Income tax expense	(1,361)	(1,353)	(1,292)
Cash earnings for the year	3,140	3,155	3,011
Net cash earnings adjustments	(15)	(116)	(116)
Net profit attributable to owners of Westpac Banking Corporation	3,125	3,039	2,895
	$bn	$bn	$bn
Deposits and other borrowings	206.2	196.5	185.0
Net loans	385.4	370.4	352.5
Total assets	392.5	377.5	359.2
Total operating expenses to net operating income ratio	41.70%	39.97%	40.73%

2018 v 2017

Cash earnings were broadly unchanged even though there was a 7 basis point decline in net interest margin, the removal of certain ATM fees, changes in card interchange fees and increased regulatory and compliance costs. A $114 million decline in impairment charges resulted in cash earnings of $3,140 million, down $15 million, over the year.

Net interest income up $110 million, 1%

▪     Lending increased 4% mostly in mortgages. Other lending decreased 4% mostly due to a 3% decline in credit cards, which was in line with the decline in the overall system[1];

▪                  A 10% increase in term deposits, and a 5% rise in transaction accounts (including offsets) supported the 5% rise in deposits; and

▪                  Net interest margin was down 7 basis points. The decline was due to higher short term wholesale funding costs, the full period impact of the Bank Levy, and higher provisions for estimated customer refunds and payments. The decline was partly offset by higher deposit spreads.

Non-interest income down $67 million, 8%

▪                  The decline was mostly due to the removal of certain ATM fees and changes to account keeping fees announced in 2017; and

▪                  Lower credit card income, mostly from changes in interchange fees, contributed to the fall.

Operating expenses up $164 million, 5%

▪                  Most of the operating expense increase was due to:

-       Provisions for costs associated with implementing customer refunds and payments and estimated litigation;

-       Compliance costs (up $61 million) and investment related costs (up $61 million); and

-       Investment to improve financial crime systems and processes, cyber security and complaints management.

▪                  Other cost increases including annual salary reviews and inflationary rises were more than offset by productivity benefits from:

-       Digital capabilities increasing customer self-service including take-up of e-statements;

-        Full period benefit of 45 branches closed in 2017 and 40 branches closed in 2018; and

-        Benefits from organisation redesign.

Impairment charges down $114 million, 20%

▪                  Credit quality remains sound. Other consumer delinquencies reduced 10 basis points to 1.54% from improved collections processes; and

▪                  Impairment charges were lower from reduced write-offs due to improved collection processes and higher recoveries from the maturing of hardship changes.

1           Source: APRA September 2018.

2018 Westpac Group Annual Report	117

Divisional performance

Business Bank

Business Bank (BB) is responsible for sales and service to SME and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance, and property finance. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales, referral and service of certain financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

Financial performance

$m	2018	2017	2016
Net interest income	4,065	3,885	3,766
Non-interest income	1,189	1,141	1,089
Net operating income before operating expenses and impairment charges	5,254	5,026	4,855
Operating expenses	(1,876)	(1,818)	(1,774)
Impairment charges	(291)	(343)	(386)
Profit before income tax	3,087	2,865	2,695
Income tax expense	(928)	(862)	(810)
Cash earnings for the year	2,159	2,003	1,885
Net cash earnings adjustments	(2)	(10)	(10)
Net profit attributable to owners of Westpac Banking Corporation	2,157	1,993	1,875
	$bn	$bn	$bn
Deposits and other borrowings	110.8	107.0	99.8
Net loans	152.7	149.4	145.5
Total assets	156.5	153.1	148.9
Total operating expenses to net operating income ratio	35.71%	36.17%	36.54%

2018 v 2017

Cash earnings increased 8% ($156 million), compared to 2017 from net operating income before operating expenses and impairment charges growth of 5% and a 15% decline in impairment charges. The result was supported by increased fee income and higher net interest margins.

Net interest income up $180 million, 5%

▪                  Lending growth of 2% was supported by diversified growth across industries including property, agriculture and manufacturing and in equipment finance.  Mortgage growth slowed through the year as demand for investment lending slowed;

▪                  The 7% increase in term deposits, and 5% higher transaction balances supported the 4% increase in deposits; and

▪                  Net interest margin was up 5 basis points from repricing of certain mortgages types in the second half of 2017 and higher deposits spreads. These were partly offset by the full period impact of the Bank Levy (5 basis points).

Non-interest income up $48 million, 4%	▪ Higher business line fees from portfolio growth and pricing for facilities, including unused limits.
Operating expenses up $58 million, 3%

▪                  Most of the increase was due to higher investment related costs and regulatory and compliance costs;

▪                  Increases from other costs were largely offset by productivity benefits from:

-      Improved banker coverage and support structures;

-       Better alignment of customers to bankers across SME and industries; and

-       Process improvements from the extension of LOLA, improved online functionality and standardising risk reviews.

Impairment charges down $52 million, 15%

▪                  Impairment charges benefited from lower credit card and auto write-offs; and

▪                  The level of stressed assets to TCE increased 58 basis points to 2.71% from 2.13%. Most of the increase was from Commercial customers moving into stressed risk grades.

118	2018 Westpac Group Annual Report

Divisional performance

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking. BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses a third party to manufacture certain general insurance products. In managing risk across all insurance classes the division reinsures certain risks using external providers. In addition to the BT brand, BTFG operates a range of financial service brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

Financial performance

$m	2018	2017	2016
Net interest income	578	511	460
Non-interest income	1,648	1,744	1,908
Net operating income before operating expenses and impairment charges	2,226	2,255	2,368
Operating expenses	(1,291)	(1,199)	(1,184)
Impairment (charges)/benefits	(6)	(4)	-
Profit before income tax	929	1,052	1,184
Income tax expense	(284)	(316)	(352)
Profit attributable to non-controlling interests	-	-	-
Cash earnings for the year	645	736	832
Net cash earnings adjustments	(73)	160	(32)
Net profit attributable to owners of Westpac Banking Corporation	572	896	800
	$bn	$bn	$bn
Deposits and other borrowings	33.0	30.7	26.6
Net loans	21.0	20.1	18.6
Total assets	34.9	35.2	38.2
Total funds	205.6	191.4	179.2
Total operating expenses to net operating income ratio	58.00%	53.17%	50.00%

Cash earnings

$m	2018	2017	2016
Funds management business	327	413	498
Insurance	278	290	305
Capital and other	40	33	29
Total cash earnings	645	736	832

2018 Westpac Group Annual Report	119

Divisional performance

2018 v 2017

Cash earnings were 12% lower ($91 million) than 2017 impacted by additional provisions for estimated customer refunds and payments and associated costs. Excluding these items, performance was down 1% over the year. Disciplined balance sheet growth, and lower weather related insurance claims were offset by a lower Advice contribution, fund margin compression and higher life insurance claims.

Net interest income up $67 million, 13%

▪                  The 4% increase in lending was mostly in mortgages in Private Wealth.  Deposits increased 7%, supported by an increase in term deposits, as customers looked for yield; and

▪                  Net interest margin was up 20 basis points due to disciplined margin management combined with repricing of certain mortgage types and term deposits.  This was partly offset by the full period impact of the Bank Levy, an increase of $15 million.

Non-interest income down $96 million, 6%

▪                  Funds Management contribution was down $103 million (or 9%):

-                    Increase in provisions for estimated customer refunds and payments ($57 million);

-                    Lower advice income, mostly from reduced activity ($37 million);

-                    Contribution from Pendal (previously BT Investment Management) was $17 million lower, following the further sale of shares in Pendal in May 2017;

-                    Partly offset by a reduced revaluation loss from investments in boutique funds ($22 million) and higher seed pool performance ($5 million);

-                    Funds related revenue was also higher ($10 million), from a 7% growth in funds, partly offset by lower margins from repricing and product mix changes; and

-                    Panorama has seen funds on the platform increased from $6.7 billion to $12.4 billion (up 85%). These gains have been partially offset by net outflows on legacy platforms.

▪                  Insurance income was $13 million or 3% higher;

-                    General insurance was $29 million higher, mostly from lower claims for major weather events;

-                    Life insurance was $8 million higher from an increase in in-force premiums relating to Group Insurance for BTFG Corporate Super. These gains were partly offset by higher claims and lapses;

-                    Provisions for estimated customer refunds and payments reduced insurance income by $6 million; and

-                    LMI contribution was lower ($17 million) from a reduction in loans originated with an LVR >90%.

▪                  Return on capital decreased $6 million mostly due to higher hedging costs.

Operating expenses up $92 million, 8%

▪                  Increase mostly due to:

-                    Provisions for the costs associated with customer refunds and payments ($55 million);

-                    Investment costs ($44 million) from the roll-out of additional functionality in Panorama, the implementation of BT Open Services and removing grandfathered commissions across systems;

▪                  Regulatory costs were lower due to the completion of the MySuper migration and FoFA (Future of Financial Advice); and

▪                  Productivity savings largely offset other costs increases, including annual salary reviews, property and technology related spending.

120	2018 Westpac Group Annual Report

Divisional performance

Funds management business

$m	2018	2017	2016
Net interest income	572	496	445
Non-interest income	1,080	1,183	1,334
Net operating income before operating expenses and impairment charges	1,652	1,679	1,779
Operating expenses	(1,171)	(1,084)	(1,069)
Impairment (charges)/benefits	(7)	(3)	-
Profit before income tax	474	592	710
Income tax expense	(147)	(179)	(212)
Profit attributable to non-controlling interests	-	-	-
Cash earnings for the year	327	413	498
Net cash earnings adjustments	(73)	160	(32)
Net profit attributable to owners of Westpac Banking Corporation	254	573	466
Total operating expenses to net operating income ratio	70.88%	64.56%	60.09%

Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

$m	2018	2017	2016
Net interest income	5	10	7
Non-interest income	512	499	525
Net operating income before operating expenses and impairment charges	517	509	532
Operating expenses	(115)	(99)	(95)
Profit before income tax	402	410	437
Income tax expense	(124)	(120)	(132)
Cash earnings for the year	278	290	305
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	278	290	305
Total operating expenses to net operating income ratio	22.24%	19.45%	17.86%

2018 Westpac Group Annual Report	121

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions.

Financial performance

$m	2018	2017	2016
Net interest income	1,416	1,328	1,421
Non-interest income	1,556	1,707	1,537
Net operating income before operating expenses and impairment charges	2,972	3,035	2,958
Operating expenses	(1,446)	(1,351)	(1,374)
Impairment (charges)/benefits	38	(56)	(177)
Profit before income tax	1,564	1,628	1,407
Income tax expense	(473)	(462)	(421)
Profit attributable to non-controlling interests	(5)	(7)	(7)
Cash earnings for the year	1,086	1,159	979
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,086	1,159	979
	$bn	$bn	$bn
Deposits and other borrowings	104.8	92.1	93.7
Net loans	77.2	74.1	74.0
Total assets	102.4	103.1	110.6
Total operating expenses to net operating income ratio	48.65%	44.51%	46.45%

2018 v 2017

Cash earnings were $73 million or 6% lower than 2017 mostly due to lower markets revenue. The decline was partially offset by higher net interest margins and an impairment benefit. In 2018 the division exited the Hastings business which lifted both revenues and expenses (and contributed to a higher tax rate) but had little impact on cash earnings.

Net interest income up $88 million, 7%

▪                  Lending was up 4%, from increased utilisation of mortgage warehouse facilities and a fall in the A$ lifting Asia trade finance and loan balances;

▪                  Deposits increased 14% from higher Australian transaction balances and term deposits. Asia term deposits also increased due to foreign exchange translation impacts and to support lending in that region; and

▪                  Net interest margin was up 6 basis points, from higher transaction deposit margins and reduced wholesale funding costs. This was partially offset by the full period impact of the Bank Levy (5 basis points).

Non-interest income down $151 million, 9%

▪                  Hastings contribution up $110 million, mainly from income associated with the exit of Hastings business;

▪                  Excluding Hastings, non-interest income was down $261 million, or 16%, primarily from the non-repeat of several large infrastructure transactions and lower markets revenue in fixed income sales and trading; and

▪                  Fee income was also lower from increased utilisation of existing credit limits.

Operating expenses up $95 million, 7%

▪                  Hastings operating expenses up $87 million, from goodwill write-off and restructuring costs associated with the exit of the business; and

▪                  Excluding Hastings, operating expenses were up $8 million, or 1%, due to higher technology, regulatory and compliance expenses.

Impairment charge positive movement of $94 million	▪ Stressed and impaired assets to TCE decreased over the year; and ▪ The movement in impairment charges was due to the absence of any large downgrade over the year.

122	2018 Westpac Group Annual Report

Divisional performance

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

Financial performance

$m	2018	2017	2016
Net interest income	1,720	1,629	1,606
Non-interest income	438	480	483
Net operating income before operating expenses and impairment charges	2,158	2,109	2,089
Operating expenses	(860)	(903)	(889)
Impairment (charges)/benefits	(2)	72	(54)
Profit before income tax	1,296	1,278	1,146
Income tax expense	(362)	(361)	(321)
Profit attributable to non-controlling interests	-	-	-
Cash earnings for the year	934	917	825
Net cash earnings adjustments	13	(14)	2
Net profit attributable to owners of Westpac Banking Corporation	947	903	827
	$bn	$bn	$bn
Deposits and other borrowings[1]	56.7	53.7	54.9
Net loans	73.6	71.1	71.7
Total assets	82.4	81.3	82.1
Total funds	9.8	9.3	9.1
Total operating expenses to net operating income ratio	39.85%	42.82%	42.56%

1           Refers to total customer deposits in this table.

2018 Westpac Group Annual Report	123

Divisional performance

2018 v 2017

Cash earnings increased 2% over the year supported by a 13 basis point increase in net interest margin, and a 5% decline in expenses, partly offset by lower non-interest income. 2018 recorded an impairment charge of $2 million compared to an impairment benefit in 2017.

Net interest income up $91 million, 6%

▪                  Loans increased $2.5 billion (4%), with the majority ($1.6 billion) in mortgages. Business growth of $1.0 billion was across a broad range of sectors. Overall consumer lending was below system[1] as the division balanced return with growth;

▪                  Deposits increased $3 billion, more than funding loan growth over the year, and resulting in the deposit to loan ratio increasing 144 basis points[2] to 77.0%[2]. Most deposit growth was in term products as customers sought higher yields; and

▪                  Net interest margin was 13 basis points higher from increased mortgage and business lending spreads, partly offset by lower deposit spreads.

Non-interest income down $42 million,9%

▪                  Decline was driven by lower cards income, product simplification (reducing some fees on existing accounts) and customer migration to lower/no fee digital channels; and

▪                  Higher investment income from a 5% rise in funds and higher merchant and business lending fees, partly offset these declines.

Operating expenses down $43 million, 5%

▪                  Benefits from the transformation program include a reduction in branch numbers (down 6 over the year), lower FTE, and increased self-service from digitisation;

▪                  Project costs associated with the transformation program were also lower; and

▪                  Partly offsetting these benefits were increased risk management and regulatory costs and higher costs from annual salary reviews and inflation.

Impairment charge of $2m compared to an impairment benefit of $72 million

▪                  Credit quality improved with stressed assets to TCE reducing 49 basis points[2] to 1.57%[2]. The decline was mostly due to the continued improvement in the dairy sector. Consumer 90+ day delinquencies remain low; and

▪                  Impairment charges were higher due to the non-repeat of write-backs of some large facilities and improvement in the dairy industry across 2017.

1           Source: RBNZ

2           Calculated in NZ$.

124	2018 Westpac Group Annual Report

Divisional performance

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

▪      Group Technology1, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

▪      Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources and customer and corporate relations; and

Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally raised provisions.

Financial performance

$m	2018	2017	2016
Net interest income	812	713	827
Non-interest income	35	(33)	8
Net operating income before operating expenses and impairment charges	847	680	835
Operating expenses	(571)	(456)	(398)
Impairment benefits	2	43	9
Profit before income tax	278	267	446
Income tax (expense)/benefit	(178)	(175)	(148)
Profit attributable to non-controlling interests	1	-	(8)
Cash earnings for the year	101	92	290
Net cash earnings adjustments	107	(92)	(221)
Net profit attributable to owners of Westpac Banking Corporation	208	-	69

2018 v 2017

Cash earnings increased $9 million primarily from higher Treasury revenue and earnings on capital, partly offset by increased operating expenses and a lower impairment benefit.

Net operating income before operating expenses and impairment charges up $167 million, 25%

▪      Net interest income increased $99 million primarily from Treasury revenue related to Australian interest rate risk management and increased earnings from centrally held capital; and

▪      Non-interest income increased $68 million primarily due to the impact of New Zealand earnings hedges and a $10 million gain on asset sales.

Operating expenses up $115 million, 25%

▪      Higher regulatory and compliance costs, including costs associated with the Royal Commission, and estimated provisions for litigation;

▪      Higher restructuring costs; and

▪      Expenses associated with the Group’s fintech investments.

Impairment benefit down $41 million	▪ Movements in impairments reflect a $2 million benefit from a reduction to centrally held overlays during 2018, compared to a $43 million benefit in 2017.

1    Costs are fully allocated to other divisions in the Group.

2    Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

2018 Westpac Group Annual Report	125

Divisional performance

Divisional performance – 2017 v 2016

Consumer Bank

2017 v 2016

The 5% rise in cash earnings to $3,155 million, was due to balance sheet growth and disciplined expense management.

Net interest income up $370 million, 5%

▪      Mortgages growth was slightly below system . The decline in other lending was in credit cards and personal loans (in line with lower system[1] balances);

▪      The above system growth in deposits included a 9% lift in transaction account balances; and

▪      Net interest margin was 3 basis points lower primarily from higher wholesale funding and deposits costs, partly offset by some repricing and continued discipline on discounting.

Non-interest income down $50 million, 6%

▪      Decline mostly due to lower cards income (net impact of interchange fee changes, loyalty point redemption costs, and a prior year benefit not repeated) and provisions for customer refunds and payments, partly offset by;

▪      Some fee repricing and higher foreign exchange income.

Operating expenses up $66 million, 2%

▪      Higher technology and investment related costs;

▪      A rise in regulatory and compliance spending;

▪      Increased product development and marketing costs; and

▪      Productivity benefits largely offset business as usual expense increases.

Impairment charges up $49 million, 9%

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

Business Bank

2017 v 2016

Cash earnings of $2,003 million was $118 million, or 6% higher than 2017 from net operating income before operating expenses and impairment charges growth of 4% and an 11% decline in impairment charges. The result was supported by increased fee income, balance sheet growth and productivity gains.

Net interest income up $119 million, 3%

▪      Lending growth of 3% was due to growth in SME and targeted industries while commercial property lending was lower from optimising risk return profile;

▪      The 7% increase in deposits was supported by an increase in transactional balances; and

▪      Net interest margin was little changed over the year.  Asset spreads were higher following some repricing, although these were offset by lower deposit spreads and higher wholesale funding costs.

Non-interest income up $52 million, 5%	▪ Higher line fees from both portfolio growth and some repricing for facilities; and ▪ Fees were also supported by the growth in transaction balances and repricing.
Operating expenses up $44 million, 2%

▪      Business as usual cost increases were largely offset by efficiency gains from digitisation of processes and streamlining in the division’s service model including specialist industry teams and more targeted handling of customer service requests; and

▪      Increased investment spending and technology costs led to most of the increase

Impairment charges down $43 million, 11%

▪      Lower impairments were principally due to improved collections processes for auto finance. This was partly offset by increased provisions across the property, construction, mining and manufacturing sectors, particularly in Queensland; and

▪      Credit quality remains sound, with total stressed assets to TCE lower.  Auto delinquencies were higher due to the changes in hardship reporting.

1    Source: RBA September 2017.

126	2018 Westpac Group Annual Report

Divisional performance

BT Financial Group (Australia)

2017 v 2016

Cash earnings was 12% lower than full year 2016, impacted by a number of infrequent items totalling $129 million before tax. The cash earnings impact of infrequent items (after tax) includes provisions for customer refunds and payments ($58 million), revaluation loss on investments in boutique funds ($24 million) and lower revenue following the further sale of shares in BTIM ($10 million). The underlying business was flat over the year with volume growth partly offset by lower FUM and FUA margins, lower Advice activity levels, higher insurance claims and increased regulatory and compliance costs.

Net interest income up $51 million, 11%

▪      Balance sheet growth in Private Wealth, deposits up 15% and loans up 8%; and

▪      Net interest margin was up 14 basis points mostly due to repricing of certain mortgages and improved term deposit spreads.

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

Operating expenses up $15 million, 1%

▪      Regulatory and compliance costs were $28 million higher over the year;

▪      Investment related spending was up from costs associated with the launch of Panorama; and

▪      Productivity benefits mostly offset these increases.

Westpac Institutional Bank

2017 v 2016

Cash earnings of $1,159 million, was $180 million or 18% higher compared to 2016, supported by higher customer and trading income, disciplined expense management and lower impairments.

Net interest income down $93 million, 7%

▪      Average loan balances were lower over the year, which contributed to lower net interest income; partly offset by

▪      2 basis points improvement in net interest margin from the run-down in lower returning assets and pricing disciplines.

Non-interest income up $170 million, 11%

▪      Higher trading revenue across both fixed income and commodities;

▪      Customer revenue was higher reflecting some larger customer transactions; and

▪      Positive movement in derivative valuation adjustments.

Operating expenses down $23 million, 2%	▪ Disciplined operating expense management, productivity initiatives and lower investment in Asia contributed to the 2% reduction in operating expenses.
Impairment charges down $121 million, 68%

▪      Asset quality was sound, with the ratio of impaired assets to TCE down 26 basis points following the work-out and write-off of some larger facilities; and

▪      The lower charge was partly due to higher impairment charges in 2016 with increased provisions for the downgrade of a small number of large names.

2018 Westpac Group Annual Report	127

Divisional performance

Westpac New Zealand

2017 v 2016

Cash earnings up 11% to $917 million, with an impairment benefit of $72 million, from higher write-back and recoveries.  Net operating income before operating expenses and impairment charges was up 1%, with volume growth offset by margin decline. Operating expenses were up 2% driven by investment in the division’s transformation program.

Net interest income up $23 million, 1%

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

Non-interest income down $3 million, 1%

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

Impairment benefit of $72 million compared to a $54 million impairment charge.

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

Group Businesses

2017 v 2016

Cash earnings decreased by $198 million from lower Treasury revenue, increased expenses and a higher tax expense.

Net operating income down $155 million, 19%

▪      Net interest income decreased $114 million largely from lower Treasury revenue related to interest rate risk management; and

▪      Non-interest income decreased $41 million primarily due to the impact of exchange rate movements on the hedging of New Zealand earnings.

Operating expenses up $58 million, 15%	▪ Increase in operating expenses primarily from higher expenses associated with the Group’s fintech investments and higher regulatory and compliance costs.
Impairment charges up $34 million

▪      Impairment charge increased $34 million due to an increase to the centrally held economic overlay provisions, largely related to the mining sector. This reduction offsets provisions raised in divisions.

Tax and non-controlling interests up $19 million, 12%

▪      Tax and non-controlling interests increased $19 million, as 2016 benefitted from the finalisation of prior period taxation matters, and hybrid distributions (not deductible for tax purposes) were also higher in 2017.

128	2018 Westpac Group Annual Report

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

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia and the Pacific. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States, we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC), the US Securities and Exchange Commission (SEC), the Office of Foreign Assets Control (OFAC) and the National Futures Association (NFA). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In Asia, we are subject to supervision and regulation by local authorities, including the Monetary Authority of Singapore (MAS), the China Banking Regulatory Commission (CBRC) and the Hong Kong Monetary Authority (HKMA). In other jurisdictions in which we operate, we are also required to comply with relevant requirements of the local regulatory bodies.

The Group’s business, prospects, reputation, financial performance and financial condition could all be affected by changes to law and regulation, changes to policies and changes in the supervisory activities and expectations of our regulators.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding particularly in the areas of funding, liquidity, capital adequacy, prudential regulation, tax, anti-money laundering and counter-terrorism financing, conduct, consumer protection (including in the design and distribution of financial products), remuneration, competition (including through the introduction of changes to the Competition and Consumer Act 2010 (Cth) following recommendations by the Competition Policy Review chaired by Professor Ian Harper), privacy (including mandatory data breach notification obligations), data access and data protection (including through the introduction of the EU General Data Protection Regulation), information security, anti-bribery and corruption, and economic and trade sanctions.

Regulatory changes could impact us in a number of ways. For example, new regulation could require us to have increased levels of liquidity and higher levels of, and better quality, capital and funding. Regulatory change could also result in restrictions on how we operate our business by imposing restrictions on the types of businesses we can conduct, requiring us or our competitors to change our business models or requiring us to amend our corporate structure. For example, Westpac’s business model may change with the phasing in of open banking. Further details about open banking are set out in ‘Significant developments’ in Section 1.

If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and could impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

Regulation may also affect how we provide products and services to our customers. New laws and regulations could restrict our ability to provide products and services to certain customers (including by imposing regulatory limits on certain types of lending and on lending to certain customer segments), require us to alter our product and service offerings, restrict our ability to set prices for certain products and services or require us to alter the pricing that applies to products and services provided to new and existing customers. These types of changes could affect our profitability by adversely affecting our ability to maintain or increase margins and fees. This could occur because a regulation seeks to place a cap on the price of a product or service we provide, or because, in response to new regulation, we increase the price we charge for a product or service. This price increase could lead to customers seeking out alternative products or services, whether within the Group or with a competitor (including customers switching residential mortgages from interest-only to principal and interest).

2018 Westpac Group Annual Report	129

Risk and risk management

There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies. For example, in December 2010, the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increased the required quality and quantity of capital held by banks and introduced new standards for the management of liquidity risk. The BCBS announced the finalisation of this framework in December 2017, while, in July 2017, APRA took steps to implement the next wave of capital requirements for banks by clarifying its expectations for banks to hold ‘unquestionably strong’ levels of capital, and during 2018 released further discussion papers on the implementation of the revised capital framework, which APRA has stated is likely to come into effect on 1 January 2021. In other cases, authorities in the various jurisdictions in which we operate or obtain funding may propose regulatory change for financial institutions. Examples of proposed regulatory change that could impact us include changes to accounting and reporting standards, derivatives reform and changes to tax legislation (including dividend imputation). Further details on regulatory changes that may impact Westpac (including the Basel III framework) are set out in ‘Significant developments’ in Section 1.

Further changes may occur driven by policy, prudential or political factors. Westpac is currently operating in an environment where there is increased political scrutiny of the Australian financial services sector. This environment has served to increase the pace and scope of regulatory change. For example, as part of the Federal Government’s 2017 Budget, a series of reforms impacting the banking sector were announced, including the introduction of the Bank Executive Accountability Regime (BEAR) and the Bank Levy on ADIs with liabilities of at least A$100 billion. Further details about the Bank Levy and BEAR are set out in ‘Significant developments’ in Section 1.

Legislation introduced in one jurisdiction may lead to other governments seeking to introduce similar legislation in their jurisdiction. This was demonstrated by the South Australian Government’s proposal to introduce a levy on the banks that are subject to the Federal Government’s Bank Levy. While the South Australian Government has announced that it will not proceed with the proposed South Australian levy, it is possible that other governments may attempt to introduce their own version of the Bank Levy or similar legislation in the future.

As part of the heightened political scrutiny on the financial services sector, the Australian Government, other regulators and parliamentary bodies are increasingly initiating reviews and inquiries (such as the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, the House of Representatives Standing Committee on Economics’ ongoing ‘Review of Australia’s Four Major Banks’, the Senate Economics References Committee’s inquiry into consumer protection in the banking, insurance and financial sector, the Productivity Commission’s Inquiry into Competition in the Australian Financial System and the ACCC’s Residential Mortgage Price Inquiry and Inquiry into foreign currency conversion services). These reviews and commissions of inquiry could lead to substantial regulatory change or investigations, which could have a material impact on our business, prospects, reputation, financial performance or financial condition.

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

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations. Furthermore, the challenge in managing regulatory change may be heightened by multiple jurisdictions seeking to adopt a coordinated approach to the introduction of new regulations. Where these jurisdictions elect not to adopt regulation in a uniform manner across each jurisdiction, this may result in conflicts between the specific requirements of the different jurisdictions in which we operate.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in Note 1 to the financial statements’.

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

The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of domestic and global regulation. Compliance risk can also arise where we interpret our regulatory obligations, compliance requirements and rights (including in relation to tax incentives and GST recoveries) differently to our regulators or a court. The potential for this to occur may be heightened in the period that follows the introduction of significant changes to regulation, particularly where that new regulation is untested and/or not subject to extensive regulatory guidance.

130	2018 Westpac Group Annual Report

Risk and risk management

The Group employs a compliance management system which is designed to identify, assess and manage compliance risk. This system includes (amongst other things) frameworks, policies, procedures, controls and assurance oversight. While this system is currently in place, it may not always have been or continue to be effective. Breakdowns may occur in this compliance management system due, for example, to flaws in the design of controls or underlying processes. This could result in potential breaches of our compliance obligations, as well as poor customer outcomes.

The Group also depends on its employees, contractors, agents, authorised representatives and external service providers to ‘do the right thing’ in order for it to meet its compliance obligations. If an employee, contractor or external service provider fails to act in an appropriate manner, such as by neglecting to follow a policy or by engaging in misconduct, these actions could result in poor customer outcomes and a failure by the Group to comply with its compliance obligations.

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation into the Group, which may, depending on the circumstances, result in the regulator taking administrative or enforcement action against us (including seeking fines or other monetary penalties). In addition, the failure or alleged failure of our competitors to comply with their compliance obligations could lead to increased regulatory scrutiny across the financial services sector.

In many cases, our regulators have broad administrative and enforcement powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee, or not to undertake transactions), disqualify an ‘Accountable Person’ under the Banking and Executive Accountability Regime or require us to hold additional capital. Other regulators also have the power to investigate, including looking into past conduct.

The powers exercisable and penalties that can be imposed by our regulators may also be expanded in the future. For example, the Australian Government has released an exposure draft of the Treasury Laws Amendment (Design and Distribution Obligations and Product Intervention Power) Bill 2018 (Cth), which proposes to introduce design and distribution obligations in relation to financial products and provide ASIC with a product intervention power. The Australian Government has also publicly endorsed a proposal by the ASIC Enforcement Review Taskforce to expand ASIC’s powers to ban individuals working in the financial services sector, with an exposure draft of legislation released in September 2018. In addition, the Australian Treasury released the Treasury Laws Amendment (ASIC Enforcement) Bill 2018, which proposes to strengthen penalties for corporate and financial sector misconduct. Further details are set out in ‘Significant developments’ in Section 1.

Changes may also occur in the oversight approach of regulators which could result in a regulator exercising its enforcement powers rather than adopting a more consultative approach. There have also been recent announcements for regulators to embed staff within the institutions they supervise, with the Australian Government announcing an increase in ASIC’s funding in order to implement this type of supervisory approach.

In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. The nature of regulatory activity can be wide-ranging and may result in litigation, fines, penalties, infringement notices, reputational damage, revocation, suspension or variation of conditions of relevant regulatory licences (including potentially requiring us to change or adjust our business model) or other enforcement or administrative action or agreements (such as enforceable undertakings).

For example:

▪                In April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct in relation to the setting of the bank bill swap reference rate in the period April 2010 to June 2012, including market manipulation and unconscionable conduct. Westpac defended these proceedings with the trial concluding in late 2017. On 24 May 2018, Justice Beach found that Westpac had not engaged in market manipulation or misleading or deceptive conduct under the Corporations Act 2001 (Cth). His Honour also found that there was no ‘trading practice’ of manipulating the BBSW rate.  However, the Court found that Westpac engaged in unconscionable conduct on 4 occasions and that Westpac breached its supervisory duty. Costs and penalties will be determined in the coming months;

▪                On 1 March 2017, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia in relation to certain home loan responsible lending practices (including interest-only lending). On 4 September 2018, Westpac and ASIC agreed to settle the proceedings on the basis of a proposed $35 million penalty and declarations that Westpac contravened the National Consumer Credit Protection Act 2009 (Cth). The proposed settlement is subject to Court approval; and

▪                On 15 March 2017, Westpac entered into an enforceable undertaking with ASIC following ASIC’s industry-wide investigation into wholesale Spot Foreign Exchange (FX) trading activity between January 2008 and June 2013. As part of the enforceable undertaking, Westpac undertook, amongst other things, to continue to progress its program of strengthening its policies and processes in its Spot FX trading business, with input from an independent expert.

Furthermore, regulatory action may result in Westpac being exposed to the risk of litigation brought by third parties (including through class action proceedings). The outcome of such litigation (including class action proceedings) may be payment of compensation to third parties and/or further remediation activities. In addition, action taken in one jurisdiction may prompt similar action to be taken in another jurisdiction.

2018 Westpac Group Annual Report	131

Risk and risk management

During the year ended 30 September 2018, Westpac has responded to requirements, compulsory notices and requests for information from its regulators and the Royal Commission as part of both industry-wide and Westpac-specific reviews, including in relation to matters involving the quality of advice, ongoing advice services, employers and superannuation, insurance and superannuation, life insurance and total and permanent disability arrangements, remuneration arrangements, responsible lending (including collections and hardship), credit cards, loan application fraud, mortgage-related conduct, commercial lending, consumer credit insurance and anti-money laundering and counter-terrorism financing.

Regulatory investigations, inquiries, litigation, fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition.

The failure to comply with financial crime obligations could have an adverse effect on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing laws, anti-bribery and corruption laws and economic and trade sanctions laws in the jurisdictions in which it operates. These laws can be complex and in some circumstances, impose a diverse range of obligations. For example, anti-money laundering and counter-terrorism financing laws require Westpac and other regulated institutions to (amongst other things) undertake customer identification and verification, conduct ongoing due diligence on certain classes of customer, maintain and comply with an AML/CTF program, undertake ongoing risk assessments and report certain matters and transactions to regulators (including in relation to International Funds Transfer Instructions, Threshold Transaction Reports and Suspicious Matter Reports).  Furthermore, financial crime laws are also undergoing change in a number of jurisdictions.

In recent years there has been increased focus on compliance with financial crime obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties).

While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations (including its reporting obligations), these may not always have been or continue to be effective. If we fail to comply with these obligations, we could face regulatory action such as litigation, fines, penalties and the revocation, suspension or variation of licence conditions. Non-compliance could also lead to litigation commenced by third parties (including class action proceedings) and cause reputational damage. These actions could, either individually or in aggregate, adversely affect our business, prospects, reputation, financial performance or financial condition.

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

Westpac is currently undertaking a number of reviews to identify and resolve prior issues that have the potential to impact customers and reputation. As part of these reviews, we are strengthening our processes and controls in certain businesses and we have identified some prior instances where we are now taking action to put things right so that our customers are not at a disadvantage from certain past practices. For further information about these and other internal reviews, refer to Note 31 to the financial statements.

There are various potential sources of reputational damage. Westpac’s reputation may be damaged where any of its policies, processes, practices or behaviours result in a negative outcome for a customer or a class of customers. Other potential sources of reputational damage include the failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, failure to comply with legal and regulatory requirements, failure to meet our market disclosure obligations, regulatory investigations into past conduct, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and counter-terrorism financing laws, anti-bribery and corruption laws, economic and trade sanctions legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made.

Westpac may incur reputational damage where its conduct, practices, behaviours or business activities fall below evolving community standards and expectations. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. A divergence between community expectations and Westpac’s practices could arise in a number of ways, including in relation to our product and services disclosure practices, the features and benefits available under our products, lending practices, remuneration structures, pricing policies and the use and protection of data. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers, joint-venture partners, strategic partners and other counterparties.

132	2018 Westpac Group Annual Report

Risk and risk management

Furthermore, the risk of reputational damage may be heightened by factors such as the increasing use of social media or the increasing prevalence of groups which seek to publicly challenge the Group’s strategy or approach to aspects of its business.

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

The Royal Commission may lead to regulatory enforcement activity, litigation and changes in laws, regulations or regulatory policy, as well as potentially result in further and ongoing reputational damage to the Group, all of which is and may continue to have an adverse effect on our business and prospects

The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry is currently investigating (amongst other things) whether any conduct, practices, behaviours or business activities engaged in by financial services entities amounted to potential misconduct, or fell below community standards and expectations. The Royal Commission is currently scheduled to provide its final report and recommendations to the Australian Government by 1 February 2019. There is a possibility that the deadline for the report will be extended in the future.

The Royal Commission’s inquiries have made public, and are likely to continue to make public, instances where the Group or entities or persons associated with the Group engaged in potential misconduct or failed to meet community standards and expectations. The Royal Commission’s Terms of Reference are broad and enable the Royal Commission to investigate potential misconduct in a wide range of areas. The public hearings of the Royal Commission have to date examined consumer lending practices, the provision of financial advice, business lending to small and medium enterprises, experiences with financial entities in regional and remote communities, superannuation and insurance. These investigations, including the public hearings, submissions, evidence and eventual findings of the Royal Commission, have had, and are likely to continue to have, an adverse impact on the Group’s reputation and potentially the financial performance of the business. The Royal Commission may make findings that Westpac (including persons or entities acting on its behalf) has engaged in misconduct. These findings may lead to regulators commencing investigations and/or enforcement action against the Group. The Group may also be exposed to an increased risk of litigation involving third parties (including class action proceedings) in connection with matters raised publicly at the Royal Commission, particularly if the Royal Commission makes a finding of misconduct affecting the Group or the industry in a way that affects the Group.

The Interim Report of the Commission released on 28 September 2018 outlined a range of views the Commissioner has formed to date based on the information and hearings so far and has requested submissions on key areas of policy that might affect or address misconduct in the financial services industry.  Many of those matters could have significant impacts on particular entities (including Westpac), the banking sector and the financial performance of banks. Recommendations may include matters which could cause structural change to the market and/or business models employed within the market.  Westpac made submissions in relation to the questions posed in the Interim Report on 26 October.

Under the Royal Commission’s Terms of Reference, it is required to investigate the adequacy of existing laws and policies of the Federal Government relating to the provision of banking, superannuation and financial services, and whether any further changes to the legal framework are necessary to minimise the likelihood of misconduct. Consequently, the Royal Commission is likely, in its final report, to recommend changes to Australia’s legal framework, which the Federal Government may pass into legislation. The Royal Commission is also considering the regulation and enforcement practices of our regulators. Any findings or recommendations made by the Royal Commission, may result in our regulators altering their existing policies and practices (including increasing their expectations for entities that they regulate). Depending on the nature of any changes to Australia’s legal framework and/or the policies and practices of our regulators which might be prompted by the Royal Commission, there may be an adverse effect on our business, prospects, financial performance or financial condition.

The Royal Commission may also lead to increased political or regulatory scrutiny of the financial industry in New Zealand.

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

While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future. If a cyberattack is successful, technology systems might fail to operate properly or become disabled and it could result in the unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, customers or third parties or otherwise adversely impact network access, business operations or availability of services.

In addition, as cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our systems or to investigate and remediate any vulnerabilities or incidents.

2018 Westpac Group Annual Report	133

Risk and risk management

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

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (such as vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance or financial condition.

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

While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. If we incur a technology failure we may fail to meet a compliance obligation (such as the obligation to retain records and data for requisite periods of time), or our customers may be adversely affected (such as where they are unable to access online banking services for an extended period of time or where an underlying technology issue results in a customer not receiving a product or service on the terms and conditions they agreed to). This could potentially result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking administrative or enforcement action against us.

Further, in order to continue to deliver new products and services to customers, comply with our regulatory obligations and meet the ongoing expectations of our regulators, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on deposits, and credit and capital markets, to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or other impacts on entities with whom we do business. Capital markets may also be affected by proposed changes to US repatriation tax rules.

As of 30 September 2018, approximately 29% of our total funding originated from domestic and international wholesale markets. Of this, around 66% was sourced outside Australia and New Zealand. Customer deposits provide around 63% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

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

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding, do so at acceptable prices, or that we will be able to recover any additional costs.

134	2018 Westpac Group Annual Report

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

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk’ in Note 22 to the financial statements’.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that governments will default on their debt obligations, will be unable to refinance their debts as they fall due or will nationalise parts of their economy including assets of financial institutions such as Westpac. Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets, adversely affecting our liquidity, financial performance or financial condition.

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

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, geopolitical instability (such as threats of or actual conflict occurring around the world) and political developments. In particular, there have been significant global political developments in recent times, including Brexit and the introduction of tariffs and other protectionist measures by various countries, such as the US and China. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

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

2018 Westpac Group Annual Report	135

Risk and risk management

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

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth, including as the result of the implementation of tariffs or other protectionist trade measures, could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

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

The competitive environment may also change as a result of legislative reforms. For example, the introduction of the Open Banking regime, which will require banks to provide customers data to accredited third parties (at the direction of the customer), is likely to alter the competitive landscape.

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

136	2018 Westpac Group Annual Report

Risk and risk management

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

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

Changes in market factors could be driven by a number of developments. As an example, in July 2017, the FCA, which regulates the London Interbank Offered Rate (“LIBOR”), announced that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. Any such developments or future changes in the administration of LIBOR or any other benchmarks could result in adverse consequences to the return on, value of and market for, securities and other instruments whose returns are linked to any such benchmark, including those securities or other instruments issued by the Group.

If we were to suffer substantial losses due to any market volatility (including changes in the return on, value of or market for, securities or other instruments) it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always be effective.

If a process or control is ineffective, it could result in an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made or that a particular action or activity was undertaken. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. These types of failure may also result in increased regulatory scrutiny, with a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action.

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

Accurate and complete data is critical to ensuring that Westpac’s systems (both customer facing and back-office), risk management frameworks, and financial reporting processes operate effectively. Poor data quality could arise in a number of ways, including through inadequacies in systems, processes and policies, which could lead to deficiencies or failings in customer service, risk management, financial reporting (including in the calculation of risk weighted assets) and result in poor decision making. In addition, Westpac is exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model.

Westpac is required to retain and access data and documentation for specific retention periods in order to satisfy its compliance obligations. In some cases, Westpac also retains data to enable it to demonstrate that a past decision was appropriate at the time it was made. Failings in systems, processes and policies could all adversely affect Westpac’s ability to retain and access data.

In recent times, financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators (both domestic and offshore), in order to conduct their business activities and meet regulatory obligations. A breakdown in a process or control related to the transfer, storage or protection of data transferred to a third party, or the failure of a third party to use and handle this data correctly, could result in the Group failing to meet a compliance obligation and/or have an adverse impact on our customers and the Group.

2018 Westpac Group Annual Report	137

Risk and risk management

Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks can directly impact our reputation and result in financial losses (including through decreased demand for our products and services) which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

Operational risk, technology risk, conduct risk or compliance risk events could require Westpac to undertake customer remediation activity

As Westpac relies on a large number of policies, processes, procedures, systems and people to conduct its business, a breakdown or deficiency in one of these areas (which could arise from one or more operational risk, technology risk, conduct risk or compliance risk events) could result in an adverse outcome for customers which Westpac would need to remediate. For example, a breakdown in a process may result in a customer not receiving all of the benefits they were entitled to receive in connection with a ‘packaged account’ product, or the poor conduct of a staff member in failing to properly follow internal policy could result in a customer not receiving the products or services that we had agreed to provide or receiving products or services that are not suitable for their needs.

These events could require the Group to incur significant remediation costs (which may include compensation payments to customers and costs associated with correcting the underlying issue) and could result in reputational damage.

There are also significant challenges and risks involved in executing a customer remediation activity. For example, depending on the nature of the issue, particularly legacy issues spanning beyond our record retention period, it may be difficult to quantify and scope the remediation activity, Determining how to properly and fairly compensate customers can also be a complicated exercise involving numerous stakeholders, such as regulators and industry bodies. In some instances, these stakeholders may have the power to require that a particular approach to remediation is taken, for example the Australian Financial Complaints Authority can monitor remedial action until a resolution has been achieved which is acceptable to them. These factors may impact the timeframe for completing the remediation activity with the potential for remediation costs actually incurred being higher than those initially estimated by the Group.

If the Group cannot effectively scope, quantify or implement a remediation activity in a timely way, there could be a negative impact on our business, prospects, reputation, financial performance or financial condition.

We could suffer losses due to litigation (including class action proceedings)

The Group (and individual entities within the Group) may, from time to time, be involved in legal proceedings, regulatory actions or arbitration arising from the conduct of their business and the performance of their legal and regulatory obligations.

Proceedings could be commenced against the Group by a range of potential plaintiffs, such as our customers, shareholders, suppliers and counterparties. These plaintiffs may commence proceedings individually or they may commence class action proceedings.

In recent years, there has been an increase in the number of class action proceedings brought against financial services companies (and other organisations more broadly), many of which have resulted in significant monetary settlements. The risk of class action proceedings being commenced is heightened by findings from regulatory investigations or inquiries (such as the Royal Commission into Misconduct in the Financial Services Industry), adverse media, an adverse judgment or the settlement of proceedings brought by a regulator. Furthermore, there is a risk that class action proceedings commenced against a competitor could lead to similar class action proceedings being commenced against the Group. In recent months, class actions have been commenced against financial services providers in relation to matters such as the sale of Consumer Credit Insurance and the investment decisions of Superannuation Fund trustees.

The growth in third party litigation funding in Australia has also contributed to a recent increase in the number of class actions being commenced in Australia.

From time to time, class action proceedings are commenced against the Group. For example:

▪                  In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of other Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. These proceedings are at an early stage and the level of damages sought has not been specified. Westpac is defending these proceedings.

▪                  On 12 October 2017 a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since October 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches.  Westpac and WLIS are defending the proceedings. These proceedings are currently stayed by order of the court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action.

138	2018 Westpac Group Annual Report

Risk and risk management

Litigation (including class action proceedings) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately). Furthermore, the Group’s ability to respond to and defend litigation may be adversely affected by inadequate record keeping.

Depending on the outcome of any litigation,the Group may be required to comply with broad court orders, including enforcement orders or otherwise pay money such as damages, fines, penalties or legal costs.

The Group’s material contingent liabilities are described in Note 31 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

We could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. Conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external service providers. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, failure to adequately consider customer needs or selling products and services outside of customer target markets. Conduct Risk may also arise where there has been a failure to adequately provide a product or services that we had agreed to provide a customer. As an example, Westpac has undertaken a review of financial advice provided by salaried planners and identified numerous instances where customers were paying ongoing advice fees but the advice services were not provided or we were unable to sufficiently verify that the advice services were provided.  Westpac has also commenced a review of ongoing advice services provided by planners operating in aligned dealer groups which may result in the discovery of additional misconduct. More detail on this review of ongoing advice services provided by planners operating in aligned dealer groups is set out in Note 31 to the financial statements.

While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes may not always be effective. The failure of these policies and processes could result in financial losses and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition.

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

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified and controls may not be effective.

The Group is also required to periodically review its risk management framework to determine whether it remains appropriate having regard to the nature, size and complexity of our business. If it is determined that a risk framework, process or system is no longer appropriate, the Group may be required to undertake considerable work to remedy this. The failure to do so could result in increased scrutiny from regulators, the failure to meet a compliance obligation and/or financial losses.

The effectiveness of risk management frameworks is also connected to the establishment and maintenance of a sound risk management culture. The development of appropriate remuneration structures can play an important role in supporting the establishment of, and contributing to the maintenance, of a sound risk culture. However, if there is a deficiency in the design or operation of our remuneration structures, this could have a negative effect on our risk culture. This could occur in circumstances where variable reward structures encourage excessive risk taking or other conduct inconsistent with a sound risk culture. This, in turn, may have an adverse impact on the effectiveness of our risk management frameworks.

Following APRA’s request to major financial institutions to undertake a written self-assessment having regard to the findings in the Commonwealth Bank of Australia Prudential Inquiry Final Report, Westpac is currently undertaking a Culture, Governance and Accountability Self-Assessment. The Self-Assessment will consider key themes such as remuneration, accountability and culture (as it pertains to risk and compliance). APRA requires a Board endorsed written assessment to be submitted by 30 November. Further details about the Culture, Governance and Accountability assessment are found in ‘Significant Developments’ in Section 1.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section.

2018 Westpac Group Annual Report	139

Risk and risk management

The Group’s failure to recruit and retain key executives, employees and Directors may have adverse effects on our business

Key executives, employees and Directors play an integral role in the operation of Westpac’s business and its pursuit of its strategic objectives. The unexpected departure of an individual in a key role, or the Group’s failure to recruit and retain appropriately skilled and qualified persons into these roles, could each have an adverse effect on our business, prospects, reputation, financial performance or financial condition.

Climate change may have adverse effects on our business

We, our customers and external suppliers, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through reputational damage, environmental factors, insurance risk and business disruption and may have an adverse impact on financial performance (including through an increase in defaults in credit exposures).

Initiatives to mitigate or respond to adverse impacts of climate change may in turn impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition.

Insurance risk is the risk in our licensed regulated insurance entities of the costs of claims being greater than expected due to a failure in product design, underwriting, reinsurance arrangements or an increase in the severity and/or frequency of insured events.

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

In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturns in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors.

If our reinsurance arrangements are ineffective, this could lead to greater risk, and more losses than anticipated. There is also a risk that we will not be able to renew an expiring reinsurance arrangement on similar terms, including in relation to the cost, duration and amount of reinsurance cover provided under that arrangement.

Changes in critical accounting estimates and judgements could expose the Group to losses

The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including those related to credit losses) and the determination of the fair value of financial instruments.  A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This may have an adverse effect on the Group’s financial performance, financial condition and reputation. The Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2018, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

140	2018 Westpac Group Annual Report

Risk and risk management

Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets.

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

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives.

The expansion or integration of a new business, or entry into a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks.

Westpac also acquires and invests in businesses owned and operated by external parties. These transactions involve a number of risks for the Group. For example, Westpac may incur financial losses if a business it invests in does not perform as anticipated or subsequently proves to be overvalued at the time that the transaction was entered into.

In addition, we may be unable to successfully divest businesses or assets. These activities may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, reputation, engagement with regulators, financial performance or financial condition.

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

2018 Westpac Group Annual Report	141

Risk and risk management

Risk management

Westpac’s vision is to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow.

Effective risk management including a sound risk culture is one of the keys to achieving our vision as it influences our customers’ experiences, the public’s perceptions, the strength of our balance sheet, our financial performance, our reputation and our shareholders’ expectations. It is critical to our future success. We regard managing risk as a core function performed at all levels of the Group.

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

For a discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Westpac’s Corporate Governance Statement and Note 22 to the financial statements.

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

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2018, our exposure to consumers comprised 72% (2017: 72%, 2016: 72%) of our on-balance sheet loans and 59% (2017: 59%, 2016: 58%) of total credit commitments. At 30 September 2018, 92% (2017: 92%, 2016: 91%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes owner-occupier and investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

142	2018 Westpac Group Annual Report

Risk and risk management

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

		Banks and Other	Other (Primarily		%
	Governments and	Financial	Commercial		of Total
(in $millions unless otherwise indicated)[1]	Official Institutions	Institutions	and Industrial)	Total	Assets
2018
United States	3,879	3,138	1,674	8,691	1.0%
2017
United States	8,106	2,497	947	11,550	1.4%
2016
United States	8,288	3,831	1,351	13,470	1.6%

Impaired assets among cross-border outstandings were $1.4 million as at 30 September 2018 (2017: $12 million, 2016: $277 million).

Liquidity risk

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪      an inability to meet both expected and unexpected current and future cash flows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪      inadequate market depth or market disruption impacting the ability to offset or eliminate a market risk position at the market price.

The Westpac Group has a liquidity risk management framework which seeks to meet cash flow obligations under a wide range of market conditions, including name specific and market-wide scenarios as well as meeting the requirements of the Liquidity Coverage Ratio and Net Stable Funding Ratio.

Refer to Note 22 to the financial statements for a more detailed discussion of our liquidity risk management policies.

1           At face value.

2018 Westpac Group Annual Report	143

Risk and risk management

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2018:

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

144	2018 Westpac Group Annual Report

Risk and risk management

The table below depicts the aggregate Value at Risk (VaR), by risk type, for traded risk for the respective year ended 30 September:

Consolidated and Parent Entity		2018			2017			2016
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	15.6	5.1	8.6	16.0	4.6	8.5	14.0	4.6	8.8
Foreign exchange risk	6.9	0.7	3.0	9.4	0.6	3.1	12.2	1.4	5.1
Equity risk	1.0	0.0	0.1	0.4	0.0	0.1	2.9	0.1	0.3
Commodity risk[1]	24.3	1.7	6.5	14.1	3.3	6.6	4.5	1.4	2.7
Other market risks[2]	5.8	1.4	3.8	5.1	3.5	4.2	6.0	2.6	3.6
Diversification effect	n/a	n/a	(8.6)	n/a	n/a	(8.6)	n/a	n/a	(8.0)
Net market risk	28.1	6.7	13.4	22.9	9.7	13.9	18.7	7.7	12.5

Operational risk and compliance risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. This definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic risk. It also includes, among other things, technology risk, model risk, outsourcing risk and reputational risk.

The way operational risk is managed has the potential to positively or negatively impact our customers, our employees, our financial performance and our reputation.

Compliance risk is the risk of legal or regulatory sanction, financial or reputational loss, arising from our failure to adhere to the compliance obligations required of the Group.

Compliance is focused on meeting our legal and regulatory obligations in each of the jurisdictions in which we operate by proactively managing compliance risk. Refer to Westpac’s Corporate Governance Statement in Section 1 for information on our management of operational and compliance risk.

1           Includes electricity risk.

2           Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating brands).

2018 Westpac Group Annual Report	145

Risk and risk management

The Group’s Operational Risk Management Framework and Compliance Management Framework (CMF) provide the basis for divisions to identify, assess, measure, manage, monitor and report on their risks. The Operational Risk Management Framework sets out the Group’s approach to managing operational risk, and is supported by a number of key Group-wide operational risk policies. CMF sets out the approach of the Westpac Group to managing compliance obligations and mitigating compliance risk, in order to achieve our compliance objective. The CMF is an integral part of the Board-approved Risk Management Strategy and is supported by a number of key policies and frameworks. This is discussed in further detail in Note 22 to the financial statements.

Other risks

Business risk

The risks arising from the strategic objectives and business plans.

Conduct risk

The risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity.

The Westpac Group Conduct Framework sets out our approach to Conduct and Conduct Risk Management. We establish an umbrella view of Conduct Risk by leveraging existing risk frameworks, in particular operational, compliance, reputation and sustainability risk to improve customer outcomes. Conduct also underpins Our Compass, which brings together our Vision, Values, Code of Conduct and Service Promise to provide our people with a consistent understanding of what it means to ‘Do the Right Thing’.

Sustainability risk

The risk of reputation or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues.

The Group has in place a Board-approved Sustainability Risk Management Framework (Framework) that is supported by a suite of key policies and position statements. These include Our Principles for Doing Business, Responsible Investment Position Statement, Environmental, Social and Governance (ESG) Credit Risk Policy, Climate Change Position Statement and Action Plan, Human Rights Position Statement and Action Plan, sensitive sector position statements and Responsible Sourcing Code of Conduct, many of which are publicly available. The Sustainability Risk Management Framework was reviewed and updated in 2018.

Westpac is also a signatory to a number of voluntary principles-based frameworks that guide the integration of ESG-related issues to banking, lending and investment analysis.  These include the Equator Principles, covering project finance activities, the Principles for Responsible Investments, covering investment analysis and the Task Force on Climate-related Financial Disclosures (TCFD).

Climate change risk

Within this framework climate change-related risks are managed by the Group in the same way as any other transformational issue facing the economy. The Group examines the policy, regulatory, technology and market changes related to climate change (‘transition risks’), and the financial impacts of changes in climate patterns and extreme weather events (‘physical risks’).

Through its Climate Change Position Statement, Westpac has an enhanced approach to lending to emissions-intensive sectors, supporting customers that are in or reliant on these sectors and who assess the financial implications of climate change on their business, including how their strategies are likely to perform under various forward-looking scenarios, and demonstrate a rigorous approach to governance, strategy setting, risk management and reporting.

Westpac uses scenario analysis to identify and assess climate-related risks over short, medium and long-term horizons. The findings of our scenario analysis in 2016 were reflected in Westpac’s latest Climate Change Position Statement and 2020 Action Plan which outlined enhanced lending standards for lending to the thermal coal mining and energy sectors. These lending parameters have been included in our Group Risk Appetite Statement and, where appropriate, are applied at the portfolio, customer and transaction level.

Westpac uses scenario analysis to guide its climate change strategy and to analyse the implications of climate-related factors to its business. In 2018 the Group undertook further scenario analysis to assess:

▪      The resilience of Westpac’s Australian Business and institutional lending1 to transition risks (policy, legal, technology and market changes related to climate change) brought about by rapid decarbonisation of the Australian economy under 2 degree scenarios (building on work first undertaken in 2016); and

▪      The impact of climate-related physical risks (the financial impacts of changes in climate patterns and extreme weather events) on the Australian mortgage portfolio2 arising from global warming scenarios of both 2 and 4 degrees.

1           Excludes retail, sovereign and bank exposures.

2           Excludes RAMS.

146	2018 Westpac Group Annual Report

Risk and risk management

The results of this analysis are summarised below and further detail can be found in ‘Climate-related financial disclosures’ and in the Westpac Sustainability Performance Report.

Summary findings – scenario analysis

▪      2 degrees1: Westpac’s exposure to sectors that may face growth constraints under a range of 2 degree scenarios to 2030 is approximately 4% of our Business and Institutional lending - unchanged since 2016. Higher risk sectors may be subject to enhanced due diligence under the parameters laid out in the CCPS. Westpac expects to be well positioned to capitalise on opportunities arising out of growth in sectors benefiting from a transition to a low carbon economy over the short and medium term. The Group has lending targets to climate change solutions of $10 billion by 2020 and $25 billion by 2030.

▪      4 degrees2: Under a 4 degree scenario to 2050, we believe the Australian mortgage portfolio is broadly resilient to physical risks3. The Group mapped its Australian mortgage portfolio to postcodes which under a 4 degree scenario are at greatest risk of increased frequency and intensity of natural perils, and where annual average losses are most likely to increase. The findings highlighted the importance of both climate mitigation and adaptation efforts, including government planning measures, and the benefits of climate-resilient building characteristics to reduce property damage and impacts on customers and communities. Along with our broader commitment to a 2-degree economy, Westpac expects to continue to help individual customers respond to climate change, and continue to advocate for more research and investment into helping communities adapt and become resilient to climate-related impacts.

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

Insurance risk

The risk in our licensed regulated insurance entities claims cost being greater than expected, due to a failure in product design, underwriting, reinsurance arrangements or an increase in severity and frequency of insured events.

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

1    2 degree scenarios: See Westpac’s Sustainability Performance Report, 2016 (p52). Data presented above is from the Global Cooperation Scenario.

2    4 degrees scenario: Based on data from IPCC’s RCP8.5 scenario.

3    Selected perils: Inundation (sea level rise and storm surge), soil contraction due to increased heat and reduced rainfall, floods, wind and cyclones, and bushfires.

2018 Westpac Group Annual Report	147

Risk and risk management

Reputation risk

Reputation risk is the risk of the loss of reputation, stakeholder confidence, or public trust and standing.

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

We have a Reputation Risk Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting. The Reputation Risk Framework is being reviewed and updated in 2018.

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

As at 30 September 2018, the carrying value of assets pledged for the covered bond programs for the Group was $43.1 billion (2017: $42.1 billion).

Refer to Note 25 to the financial statements for further details.

Securitisation structured entities

Through our securitisation programs we assign our equitable interests in assets (in respect of RMBS, principally residential mortgage loans, and in respect of ABS, principally auto receivables) to structured entities, which issue securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the structured entities in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, unless there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand, which imposes no such time limitation). We may remove assets from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2018, our assets securitised through a combination of privately or publicly placed issuances to a combination of domestic and offshore investors were $7.6 billion (2017: $8.2 billion).

Under AAS, all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 25 to the financial statements for further details.

148	2018 Westpac Group Annual Report

Risk and risk management

Customer funding conduits

Westpac also facilitates securitisation structures to arrange funding on behalf of customers in customer conduits through a subsidiary (Waratah Receivables Corporation Limited and its subsidiaries). The assets securitised are not assets of Westpac. The lending provided to the customer conduits is disclosed in Note 10 and the funding liability is disclosed in Note 19 of the financial statements. Westpac has now stopped providing undrawn liquidity facilities to the customer conduits in the financial year ended 30 September 2018. (2017: $392 million).

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2018.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2018.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2018 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2018 Westpac Group Annual Report	149

Westpac’s approach to sustainability

Sustainability performance

Westpac’s approach to sustainability

As one of Australia’s largest companies, Westpac Group can play a role in helping to create positive social, economic and environmental impact, for the benefit of all. At a time of great scrutiny of the financial services sector and the Royal Commission, it is particularly important that we work in an open and transparent way to build a strong banking system that delivers good outcomes for customers and the economy as a whole. Where mistakes are identified we put it right and seek to remediate the situation.

The Group’s approach to sustainability is designed to anticipate, respond to and shape the most pressing emerging topics (issues and opportunities) that have the potential to materially impact customers, employees, suppliers, shareholders and communities. We believe that as one of Australia’s largest companies we have a role to play in helping to create positive social, economic and environmental impact, and contribute to the United Nation’s Sustainable Development Goals. This view is embedded within our core business activities, and aligns with the priorities set out in the Group’s strategy.

Guiding our approach

Accountability for the Group’s Sustainability Strategy starts with the Board which has responsibility for considering the social, ethical and environmental impact of the Group’s activities, setting standards and monitoring compliance with sustainability policies and practices. The Westpac Sustainability Council, comprising senior leaders from across the business and meets four times a year and oversees strategic progress and guides the Group’s approach.

Progress against the Sustainability Strategy is reported to and discussed with the Executive Team and Board twice each year, with other items discussed on an as needs basis.

Westpac’s Sustainability Strategy is based upon the use of the widely accepted global standard for corporate responsibility and sustainable development, the AA1000 AccountAbility Principles Standard (2008). Westpac’s sustainability performance is regularly benchmarked by a number of third-party ratings and awards, including the Dow Jones Sustainability Indices (DJSI), where the group has been recognised as global leader as a member of DJSI World for 17 years in a row and this year ranked 17th in the global banking group.

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

Frameworks and policies

Westpac responds to enduring and emerging material topics through frameworks and policies that are complementary to the business strategy and form part of the Group’s overall approach to governance and risk management. Collectively, they help to guide decisions, manage risk and drive action. Key frameworks and policies include:

▪                 Principles for Doing Business – which set out the behaviours the Group expects to be judged against in pursuit of the vision, and the framework to embed sustainable practices throughout the business in the areas of: governance and ethics, customer practices, employee practices, care for the environment, community involvement and supply chain management;

▪                 Sustainability Risk Management Framework – which sets out how the Group manages sustainability risks in operations, lending and investment decisions and the supply chain, providing a guide on roles and responsibilities within the organisation, reflecting the Group’s ‘three lines of defence’ risk management approach; and

▪                  A suite of policies that embed the principles and management requirements in day-to-day operations, including our Code of Conduct, divisional ESG policies, and position statements on sensitive sectors and issues.

150	2018 Westpac Group Annual Report

Westpac’s approach to sustainability

Material sustainability topics

Informed by engagement with internal and external stakeholders, including the Group’s Stakeholder Advisory Council, review of policies, industry trends, peer analysis and regulatory and non-regulatory requirements, Westpac’s materiality process is aligned with the Global Reporting Initiative Standards (2016) and the AA1000 AccountAbility Principles Standard (2008). Prioritisation of material topics is subject to annual independent external assurance. Westpac’s response to its most material topics is contained in the summary of full year performance, below.

Material sustainability topic
Conduct and culture	Instances of poor conduct have eroded public trust in the financial services sector, driving an increased focus on corporate culture and improved outcomes for customers	Governance, risk and remuneration

Clear governance practices, active management of risk, commitment to compliance, and fair remuneration in our operations, supplier and partner relationships is critical to the longevity and financial wellbeing of the Group

Customer satisfaction and experience	Customers’ needs are becoming more complex, and at the same time their expectations around how they want to engage with us are evolving	Financial and economic performance	Maintaining a healthy financial performance and strong balance sheet is vital to the Group’s long term sustainability
Customer vulnerability and hardship	Our ability to support customers in times of financial hardship and anticipating times when they can become vulnerable allows us to help when it matters most	Climate change transition and opportunities

As a major financial institution, we have an important role to play in supporting the transition to an economy that limits global warming to less than two degrees and ensuring clarity around our scientific and principles-based approach to assessing customers and projects

Information security and data privacy	Maintaining customer confidentiality and the security of our systems is paramount to maintaining trust and confidence	Value chain sustainability risks

We actively manage a range of sustainability risks (including climate change and human rights) in our value chain through our lending to customers, our investments in funds, and through our supply chain

Digital product and service transformation	Digitisation offers opportunities to improve efficiency and deliver new and better customer experiences when, how and where customers choose to engage with us	Inclusion and diversity	Having a workforce that reflects the broader community in which we operate, as well as delivering a better service experience for our customers
Changing regulatory landscape	Supervision and regulation in jurisdictions that the Group operate in continue to evolve, creating uncertainty in the operating environment	Talent attraction and retention	Attracting, retaining and developing our people and helping them to build skills for the future

2018 Westpac Group Annual Report	151

Westpac’s approach to sustainability

Sustainability goals

Our 2018-2020 Sustainability Strategy, informed by our materiality assessments, sets measurable goals against the following priority areas:

▪                  Helping people make better financial decisions;

▪                  Helping people by being there when it matters most to them; and

▪                  Helping people create a prosperous nation.

Underpinning these three priority areas is a commitment to fostering a culture of care and doing the right thing, and continuing to lead on the sustainability fundamentals – policies, action plans, frameworks and metrics reporting, in particular building on the climate change, human rights and reconciliation action plans.

Performance against sustainability goals

Priority areas	Goals	Full Year 2018 performance
Helping people make better financial decisions	Help more people better understand their financial position, improving their financial confidence

▪                  Continued to offer a range of products and services, including Westpac SmartPlan, an online tool to help customers manage their credit card balance and pay down their debts more easily; and Westpac Life, a flexible savings account that supports customers’ savings goals;

▪                  Delivered financial literacy programs to individuals, businesses, not-for-profit organisations and community groups through Davidson Institute in Australia and the Managing Your Money program in New Zealand; and

▪                  Delivered communications promoting financial capability for different customer segments, including 512,000 children through Mathspace and Year 13 partnerships, 1.5 million young Australians via The Cusp, 229,000 women through Ruby Connection and 2.5 million Australians aged 65+ via Starts at 60.

Helping people by being there when it matters most to them	Help people recover from financial hardship

▪                  Helped customers experiencing financial hardship, issuing over 37,000 financial assistance packages; and

▪                  Established a specialist team, with experience in areas such as health and social work, to help customers in highly complex vulnerable circumstances.

Help people lift out of a difficult time and recover stronger

▪                  Announced a $100 million Drought Assistance Package including a range of lending support options such as discounted loans, deferring repayments and adjusted interest rates for customers with Farm Management Deposit (FMD);

▪                  Donated $100,000 to the Salvation Army Rural Support Services Program and a further $100,000 in Community Recovery Resilience grants;

▪                  Provided 104 relief packages for customers impacted by natural disasters across Australia; and

▪                  Donated $50,000 to the PNG Salvation Army to assist with relief efforts following a magnitude 7.5 earthquake in Papua New Guinea.

Helping our most vulnerable customers

▪                  Convened the Vulnerable Customer Council which brings together representatives from customer advocate groups, financial counsellors and community organisations to understand their views and perspectives on our approach to issues impacting vulnerable customers;

▪                  Established processes to assist customers in vulnerable situations earlier in the complaints process for escalation to a high priority resolution team;

▪                  Announced ‘Loss of a loved one’ tools and resources to help customers and their family managing a deceased estate;

▪                  Introduced the option for credit cardholders to block transactions with gambling merchants to support customers vulnerable to a gambling problem manage their credit card spend;

▪                  Commenced preparations to establish a dedicated customer care team to provide specialist support for remote and Indigenous communities; and

▪                  Expanded dementia-friendly banking to BankSA and Bank of Melbourne.

152	2018 Westpac Group Annual Report

Westpac’s approach to sustainability

Performance against sustainability goals (continued)

Priority areas	Goals	Full Year 2018 performance
Helping people creating a prosperous nation	Build the workforce of the future

▪                  Launched additional learning and development offerings as part of our focus on the future of work to assist employees to develop ‘skills for life’;

▪                  Introduced a Young Leader Program to develop and support high-potential emerging leaders; and

▪                  Published our Science, Technology, Engineering and Mathematics (STEM) Commitment, a series of initiatives and programs centred on investing in and inspiring the next generation, talent incubation, championing change and fostering innovation.

Invest and back the people and ideas shaping Australia

▪                  Westpac Bicentennial Foundation paid $3.7 million in educational scholarships to 100 scholars during Full Year 2018, bringing the total cohort of Westpac Scholars to 330;

▪                  Westpac Foundation Social Scale-up Grants supported social enterprises to create 513 jobs[1] for vulnerable Australians;

▪                  Westpac Foundation awarded $2 million in Community Grants to support 200  not-for-profit organisations;

▪                  275 businesses established through our Many Rivers partnership. Since its establishment, the partnership has created jobs for 1,949 people, with 718 identifying as Indigenous;

▪                  Westpac has directly invested in 8 early stage companies;

▪                  To date, committed $150 million to Reinventure as part of its investment in three funds, supporting 23 early stage companies;

▪                  Announced 200 Business of Tomorrow program recipients, including a two week study tour to Silicon Valley, $50,000 professional services package and a mentor matching program with notable Australian business leaders offered to the top 20 businesses; and

▪                  Supported eight early-stage companies through the FUELD accelerator program by supporting them with Data Republic’s data-sharing platform, helping to develop ideas to solve customer and business problems across a range of industries.

Back the growth of climate change solutions

▪                  Increased committed exposure to climate change solutions relative to Full Year 2017, taking total committed exposure to more than $9 billion, progressing towards our 2020 target of $10 billion;

▪                  Arranged and issued climate-related bonds of $1.7 billion supporting the Group’s $3 billion funding for climate change solutions; and

▪                  Undertook analysis to understand the implications of 2-degree and 4-degree climate scenarios on our business.

Back the growth of housing affordability solutions

▪                  Lent $1.36 billion to the social and affordable housing sector, up from $1.32 billion at 30 September 2017; and

▪                  Conducted an extensive review of the housing affordability challenge, exploring support for innovative housing solutions such as build-to-rent, shared equity and backed emerging charity HeadStart Homes to help Australians living in social housing take steps towards owning their own home.

Bring together partners and harness the Group capacity to tackle pressing social issues that matter most to the nation

▪                  Joined 28 banks in co-founding and drafting the Principles for Responsible Banking, a UNEP-FI initiative to promote alignment of the global banking sector, in making progress on the Sustainable Development Goals and Paris Climate Agreement;

▪                  Supported dialogue across institutional customers and Westpac experts to collaborate on initiatives towards eradicating modern slavery and other severe human rights issues; and

▪                  Hosted Westpac’s first  Sustainable & Inclusive Sourcing Forum to encourage cross-sector collaboration.

A culture that is caring, inclusive and innovative	Promote an inclusive society, where our workforce reflects our customers

▪                  Maintained  50% Women in Leadership roles;

▪                  Indigenous Australian new hires as a percentage of total hiring was 4.3%;

▪                  Developed a customised recruitment program – Tailored Talent – to remove some of the traditional barriers to work for  people on the autism spectrum;

▪                  Named as Employer of Choice for Gender Equality by the Workplace Gender Equality Agency for the 8th consecutive year; and

▪                  Became one of six employers to attain the highest Platinum status in the Australian Workplace Equality Index for LGBTI inclusion.

	Increase channels where customers can provide feedback	▪ Established a new Customer and Corporate Relations Division, bringing together customer complaints teams from across the Group to complement the role of the Customer Advocate office.

1           All results as at 30 September 2018 except jobs created through the Westpac Foundation Social Scale-up grant is as at 30 June 2018.

2018 Westpac Group Annual Report	153

Westpac’s approach to sustainability

Performance against sustainability goals (continued)

Priority areas	Goals	Full Year 2018 performance
Continuing to lead on the Sustainability Fundamentals	Employees

▪                  Held Group-wide Navigate training to reinforce ‘Our Compass’ – a framework which brings together our vision, service promise, values and Code of Conduct;

▪                  Implemented recommendations of the Sedgwick Review two years earlier than required by changing remuneration structures for customer-facing employees in Business and Consumer bank;

▪                  Promoted wellbeing initiatives throughout the year including Men’s Health Week, RUOK? Day, Mental Health Week, Women’s Health Week and White Ribbon Day;

▪                  Continued to increase awareness through campaigns and training to ensure all employees are familiar with our Whistleblower Protection Policy;

▪                  Completed the Group roll-out of Motivate, our new approach to performance, development and reward; and

▪                  Achieved total recordable injury frequency rate (TRIFR) of 3.9 and lost time injury frequency rate (LTIFR) of 0.4.

Human rights

▪                  Determined Westpac’s salient[1] human rights issues;

▪                  Released 2017 UK Slavery and Human Trafficking Statement;

▪                  Supported the introduction of comparable Australian legislation to the UK Modern Slavery Act;

▪                  Continued to invest in cybersecurity capability to protect the privacy, confidentiality, integrity and availability of customer information and sensitive commercial data;

▪                  Delivered cybersecurity information sessions for business customers across Australian capital cities, as well as security advice via our digital communications channels; and

▪                  Continued to enhance our data breach management procedures and strengthened our privacy management framework to protect customer data and minimise the impact on affected individuals and the wider community.

Sustainability lending and investment

▪                  Released BTFG’s Sustainable Investment Approach, which addresses ESG issues in our internally managed funds as well as expanding the BT Financial Group ESG exclusions framework, along with removing investment in tobacco and controversial weapons to all funds managed by our internal teams;

▪                  Strengthened management of climate change risk, establishing a cross-functional committee to oversee initiatives to address the credit, regulatory and legal risks of climate change, including scenario analysis; and

▪                  Signed the UNEP-FI Tobacco-Free Finance Pledge.

Environment[2]

▪                  Maintained carbon neutral status;

▪                  Achieved a 4.4% reduction in GHG emissions compared to Full Year 2017 and 18.1% compared to Full Year 2016;

▪                  Achieved a 19.7% reduction in Group paper consumption compared to Full Year 2017 and on track to achieve a 40% reduction in Full Year 2020 since 2016;

▪                  Water consumption in all Australian workplaces on track for a 15% reduction by 2020, consuming 409,944 kL in Full Year 2018;

▪                  Achieved 73% diversion of waste from landfill in Australian offices; and

▪                  Aligned climate reporting with the recommendations of the Task Force on Climate-Financial Disclosures (TCFD).

	Responsible Sourcing	▪ $17.7 million sourced from diverse suppliers, including $3.8 million from Indigenous suppliers.
	Community & social impact	▪ Contributed over $131 million to community investment excluding commercial sponsorships across the Group; and ▪ 16% employees participated in our volunteering programs.

1           UN language for human rights ‘at risk of most severe negative impact’ through a company’s activities and business relationship.

2           All results as at 30 September 2018 except environmental footprint which is as at 30 June 2018.

154	2018 Westpac Group Annual Report

Westpac’s approach to sustainability

Five year non-financial summary1

Key trends across a range of non-financial areas of performance are provided in the following five year non-financial summary.

	2018	2017	2016	2015	2014
Customer
Total customers (millions)[2]	14.2	13.9	13.4	13.2	12.9
Digitally active customers (millions)[3]	5.6	5.3	4.9	4.9	4.7
Branches	1,204	1,251	1,310	1,429	1,534
Branches with 24/7 capability (%)[4]	33	29	27	22	15
ATMs	3,222	3,665	3,757	3,850	3,890
Smart ATMs (%)[5]	47	44	37	31	24
Change in consumer compliments (%) - Australia	(23)	19	38	-	-
Change in consumer complaints (%) - Australia[2]	12	(18)	(31)	(28)	(20)
Change in consumer complaints (%) - NZ	(16)	(21)	(7)	(18)	(16)

Employees
Total employees (full-time equivalent)[6]	35,029	35,096	35,580	35,484	36,596
Employee voluntary attrition (%)[7]	10.0	9.6	10.6	10.6	9.8
New starter retention (%)[8]	84.1	84.7	85.5	85.3	88.0
Employee engagement index (%)[9]	-	79	69	-	-
Lost Time Injury Frequency Rate (LTIFR)[10]	0.4	0.6	0.8	0.8	1.1
Women as percentage of the total workforce (%)	57	58	58	59	59
Women in leadership (%)[11]	50	50	48	46	44

Environment
Total Scope 1 and 2 emissions - Aust and NZ (tonnes CO2-e)[12]	125,973	131,723	154,339	173,437	175,855
Total Scope 3 emissions - Aust and NZ (tonnes CO2-e)[13]	64,804	68,415	63,016	67,899	73,871
Paper consumption - Aust and NZ (tonnes)[14]	2,189	2,706	3,304	4,857	5,334

Sustainable lending and investment
Climate change solutions attributable financing - Aust and NZ ($m)[15]	9,113	6,979	6,193	6,054	7,978
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[16]	71	65	59	61	59
Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh)[17]	0.28	0.36	0.38	0.38	0.41
Finance assessed under the Equator Principles - Group ($m)[18]	773	891	617	1,065	851

Social impact
Community investment excluding commercial sponsorship ($m)[19]	131	164	148	149	217
Community investment as a percentage of pre-tax profits - Group (%)[19]	1.11	1.42	1.39	1.30	2.02
Community investment as a percentage of pre-tax operating profit (cash earnings basis)[19]	1.12	1.41	1.32	1.33	1.99
Financial education (participants)[20]	133,844	112,263	59,596	65,538	49,812

Supply chain
Top suppliers assessed against Responsible Sourcing Program	100	31	-	-	-
Spend with Indigenous Australian suppliers - Australia ($m)[21]	3.8	2.5	1.6	1.2	-

2018 Westpac Group Annual Report	155

Westpac’s approach to sustainability

1                   All data represents Group performance as at 30 September unless otherwise stated.

2                   All customers with an active relationship (excludes channel only and potential relationships). FY17 restated from 13.8 to 13.9, FY15 from 13.1 to 13.2 and FY14 from 12.8 to 12.9. FY15 Change in consumer complaints for Australia restated from (31) to (28) and FY14 from (27) to (20).

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

6                   Full-time equivalent employees include permanent (full-time and pro-rata part-time staff) employees, and temporary (overtime, temporary and contract staff) employees.

7                   Employee voluntary attrition refers to the total voluntary separation of permanent employees over the 12 month average total permanent headcount for the period (includes full time, part time and maximum term employees). Westpac Pacific figures included since FY15.

8                   New starter retention over the 12 month rolling new starter headcount for the period (includes full time and part time permanent employees). Westpac Pacific figures included since FY15.

9                   New employee engagement survey conducted from 2016 and prior data not included due to change in survey methodology. From 2017 the survey is conducted every two years and the next survey will be in 2019.

10               Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Westpac Pacific figures included since FY16.

11               Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

12               Scope 1 greenhouse emissions are the release of greenhouse gases into the atmosphere as a direct result of Westpac’s Australian and New Zealand banking operations. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from Westpac’s Australian and New Zealand banking operations. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007. New Zealand data is prepared in accordance with the guidance for Voluntary Corporate Greenhouse Gas Reporting published by the New Zealand Ministry for the Environment. These definitions also align with the GHG protocol and ISO 14064- 1 standard and are reported for the period 1 July to 30 June.

13               Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June.

14               Total copy paper purchased (in tonnes) by the Group as reported by its suppliers.

15               Indicator name changed from ‘CleanTech and environmental services attributable financing - Aust and NZ ($m)’ to ‘Climate change and solutions attributable financing - Aust and NZ ($m)’ in 2018.

16               Measured as the percentage of indirect and direct financing (total committed exposure) to energy generation assets in the Australian and New Zealand electricity markets.

17               Data is based on the reported exposures to energy generation (AUD lending only). The average financed emissions intensity is calculated by weighting each loan (total committed exposures) by the emissions intensity of each company.

18               The Equator Principles is a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

19               Indicator name changed from ‘Community investment ($m)’ to ‘Community investment excluding commercial sponsorships ($m)’ in 2018. 2017 figures were restated to be comparable with 2018. 2018 and 2017 figures include monetary contributions, time contributions, management costs and in-kind contributions comprising gifts and foregone fee revenue. 2016 and prior periods were not restated, and also include commercial sponsorships. The 2014 figures includes Westpac’s $100 million contribution to the Westpac Bicentennial Foundation.

20               Total number of employees, customers and general public engaging with financial education materials offered by the Westpac Group during the year. In Australia financial education covers personal, business and social sector content inclusive of modules on financial basics, owning your home, building wealth, retirement planning, starting and growing a business and financials for non-profit organisations, delivered through webinars and face to face. New Zealand and Pacific businesses deliver locally tailored programs.

21               Annual spend with businesses that are 51% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation.

156	2018 Westpac Group Annual Report

Westpac’s approach to sustainability

2.6.1                     Climate-related financial disclosures

The Group has long recognised that climate change is one of the most significant issues that will impact the long- term prosperity of the economy and way of life. Westpac was the first Australian bank to recognise the importance of limiting global warming to less than two degrees and that to do this, global emissions need to reach net zero in the second half of this century. 2018 marks a decade since we released our first climate change position statement.

Westpac continues to integrate the consideration of climate-related risks and opportunities into business operations. This includes alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which the Group has publically committed to support. The Westpac Group’s performance against the recommendations of the TCFD is summarised below.

Governance

The highest level of direct responsibility for climate change at Westpac Group sits with the Board. The Group’s third Climate Change Position Statement and 2020 Action Plan (CCPS) was approved by the Group Executive and the Board in 2017. It covers the management of Westpac’s direct carbon footprint, criteria to manage the carbon impact of lending to emissions intensive sectors, measuring and reporting of performance, and the incorporation of climate change considerations into the Group’s risk management framework.

Management of climate change at the Board level is cascaded to Group Executives. The Sustainability Council formed in 2008, and Chaired by Group Executive – Customer & Corporate Relations, brings together senior leaders from across the Group with the explicit responsibility for managing our sustainability agenda including climate change. The Council meets at least quarterly and has climate change as a fixed agenda item. The Council reports to the Board through twice-yearly updates.

The Council has oversight of committees established to oversee particular aspects of the Group’s CCPS. This includes the Climate Change Solutions Committee which meets at least quarterly and is focused on initiatives to achieve Westpac’s targets for lending to and facilitating climate change solutions. The Climate Change Risk Committee oversees initiatives to address credit, regulatory and legal risks of climate change, including scenario analysis, and reports to the Council on a quarterly basis. The Environment Management Committee oversees strategies and initiatives to reduce the Group’s direct environmental footprint, particularly targets around energy and emissions, and reports to the Council on a quarterly basis.

Strategy

The Group’s 2018-2020 Sustainability Strategy and Climate Change Position Statement and 2020 Action Plan (CCPS) describe Westpac’s climate change strategy. The strategy is underpinned by principles which recognise that:

▪             A transition to a net zero economy is required;

▪             Economic growth and emissions reductions are complementary goals;

▪             Addressing climate change creates financial opportunities;

▪             Climate-related risk is a financial risk; and

▪             Transparency and disclosure matters.

The CCPS identifies 5 focus areas where the Group is expected to direct its attention over the short, medium and long term:

▪             Provide finance to back climate change solutions;

▪             Support businesses that manage their climate-related risks;

▪             Help individual customers respond to climate change;

▪             Improve and disclose our climate change performance; and

▪             Advocate for policies that stimulate investment in climate change solutions.

Westpac uses scenario analysis to guide its climate change strategy and to analyse the implications of climate-related factors to its business.

Risk management and scenario analysis

Further details about Westpac’s approach to climate related risks and its use of scenario analysis to help guide its climate change strategy and analyse the implications of climate-related factors to its business is set out in the ‘Risk and risk management’ section. Updates on work to assess the implications of the Intergovernmental Panel on Climate Change report on Global Warming of 1.5 degrees will be released in 2019.

2018 Westpac Group Annual Report	157

Westpac’s approach to sustainability

Metrics and targets

Metrics	Full Year 2018 performance
Support for climate solutions ▪ Lending exposure to climate solutions ▪ Facilitation of climate solutions	▪ $9.1 billion vs 2020 target - $10bn ▪ $1.7 billion climate-related bonds vs 2020 target - $3bn
Energy generation ▪ Emission intensity of power generation portfolio ▪ Energy mix of electricity generation exposure (WIB only)	▪ 0.28 (tCO2e/MWh)[1] vs 2020 target 0.30 (tCO2e/MWh) ▪ 71% renewable versus 29% non-renewables.
Coal mining ▪ Coal extraction (TCE) ▪ Thermal coal portfolio quality

▪             $1.4 billion in coal (metallurgical and thermal) representing 1% of the Group’s total committed exposure (TCE)

▪             Existing projects > 5,700 kCal/kg – Compliant

▪             New projects > 6,300 kCal/Kg - Compliant

Direct footprint ▪ Total Scope 1, 2 & 3 emissions (tCO2e) ▪ Carbon neutral operations	▪ 193,588 tCO2e1 - an annual reduction of 4.4% towards 2020 target of 9% ▪ Carbon neutrality maintained
Climate change portfolio resilience (metrics tbc) ▪ Transition risk - 2 degree scenario to 2030 ▪ Physical risk - 4 degree scenario to 2050

▪             Approximately 4% of total business lending exposed to sectors that may experience higher risk in a transition to a 2 degree economy

▪             Approximately 1.7% of Australian mortgage portfolio in postcodes which may be exposed to higher physical risks at 4 degrees of warming

Further Information

Further details on Westpac’s climate change reporting can be found across the Group’s annual reporting suite:

TCFD recommendation	Location
Governance	▪ Annual Report Climate-related financial disclosures ▪ Sustainability Performance Report – The fundamentals ▪ Climate Change Position Statement & 2020 Action Plan
Strategy	▪ Annual Report – Climate-related financial disclosures ▪ Sustainability Performance Report – Value chain risk ▪ Climate Change Position Statement & 2020 Action Plan
Risk Management including scenario analysis	▪ Annual Report – Risk and risk management ▪ Sustainability Performance Report – Value chain risk ▪ Climate Change Position Statement & 2020 Action Plan
Metrics and Targets	▪ Annual Report - Climate-related financial disclosures Sustainability Performance Report – Value chain risk

1           Total Scope 1, 2, and 3 emissions are as at 30 June 2018.

158	2018 Westpac Group Annual Report

Westpac’s approach to sustainability

2.6.2                     Westpac’s commitment to human rights

Westpac recognises that respecting and advancing human rights helps us to achieve our vision to help our customers, communities and employees to prosper and grow. Westpac is a signatory of the United Nations Global Compact and supporter of the UN’s ‘Protect, Respect, Remedy’ framework. The Group’s implementation of the framework is guided by the UN Guiding Principles on Business and Human Rights (UNGP).

The Group’s Human Rights Position Statement and 2020 Action Plan (HRPS) covers Westpac’s human rights-related commitments, principles, focus, approach, governance and related policies, statements, frameworks and action plans; considering its role as an employer, a customer services provider, a buyer, a financial services provider, a supporter of communities and a responsible business.

Implementation of Westpac’s commitment to human rights

The highest level of responsibility for human rights at Westpac Group lies with the Board. The HRPS was approved by the Group Executive and the Board in 2017. Management of human rights is cascaded to Group Executives. The Sustainability Council provides strategic advice to Group Executives and brings together senior leaders from across the Group with explicit responsibility for managing Westpac’s sustainability agenda including human rights. The Council meets at least quarterly and has human rights as a fixed agenda item. The Council reports to the Board through twice-yearly updates.

The Council has oversight of the Human Rights Working Group which meets quarterly to implement the consideration of human rights into day to day decision-making. This year the Working Group considered human rights in relation to:

▪             Customer and employee privacy;

▪             Sensitive sectors such as gambling and franchise based business models;

▪             Integration of human rights risk assessments in lending, partnerships and supplier arrangements; and

▪             Defining the Group’s salient human rights issues1.

Salient human rights issues

The Group continued to refine its approach to report and assess its salient human rights issues in 2018. Stakeholder consultations with the assistance of third-party experts, as well as the Group’s Stakeholder Advisory Council, determined the following salient issues for the Group:

Salient issue	Stakeholders at risk of being impacted	Potential impacts
Respecting people’s privacy	Retail and business customers, employees, contractors, suppliers	Abuse, loss and breach of personal data and privacy
Customer vulnerability	Customers and wider customer value chain	Economic and social disadvantage of customers
Exclusion and discrimination in employment	Current and prospective employees and contractors	Inability to have full and equal participation in employment
Unfair wages and conditions for workers in the value chain	Suppliers, third-party service providers and corporate, institutional and government customers	Impact to an individual’s health and safety, prosperity, security and standard of living

Management of salient human rights issues

A range of policies and strategies outlined in the Statement guide the Group’s response to human rights issues. Westpac’s approach to engagement with stakeholders is set out in the Group’s Stakeholder Engagement Framework and is aligned to the AA1000 Stakeholder Engagement Standard. This year the Group engaged with stakeholders in a number of ways to validate and improve its approach, including through:

▪             Discussions with the Group’s Stakeholder Advisory Council to determine salient issues and to develop new and refine existing policies;

▪             Providing perspectives to NGOs on grievance mechanisms in the banking sector; and

▪             Participating in government consultations on the development of an Australian Modern Slavery Act.

Westpac has a range of mechanisms such as its Whistleblower hotline, Office of the Customer Advocate, feedback and complaints webpages and phone lines to protect the interests of our people and customers across the Group. Where appropriate some of these mechanisms are equipped to remediate human rights issues.

The Group reports further detail on its Human Rights performance in its 2018 Sustainability Performance Report. It also produces a slavery and human trafficking statement in line with its obligations under the United Kingdom’s Modern Slavery Act.

1           UN language for Human Rights ‘at risk of most severe negative impact through a company’s activities and business relationships’.

2018 Westpac Group Annual Report	159

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2018	2017	2016
Consumer Bank	10,158	10,162	9,207
Business Bank	3,092	3,136	3,186
BT Financial Group (Australia)	3,860	4,175	4,153
Westpac Institutional Bank	2,649	2,682	2,693
Westpac New Zealand	4,182	4,328	4,445
Group Businesses	11,088	10,613	11,896
Total Group businesses[1]	35,029	35,096	35,580

2018 v 2017

FTE decreased 67 over the year. Delivery of productivity initiatives accelerated in the last quarter, more than offsetting the additional resources required for regulatory and compliance related activities and the Group’s investment programs across the year.

2017 v 2016

Total employees decreased by 484 compared to 30 September 2016 from productivity initiatives that have streamlined and digitised processes across both technology and operations, partly offset by investment in growth and productivity initiatives and resources for compliance activities.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,204 branches (2017: 1,251) as at 30 September 2018. As at 30 September 2018, we owned approximately 1.5% (2017: 1.6%) of the premises we occupied in Australia, none (2017: none) in New Zealand and 40% (2017: 40%) in the Pacific Islands. The remainder of premises are held under commercial lease with terms generally averaging three to five years. As at 30 September 2018, the carrying value of our directly owned premises and sites was approximately $89 million (2017: $95 million).

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

Westpac also occupies levels 1-28 of T2 in International Towers Sydney with a lease running until 2030. This site has a capacity for over 6,000 personnel in an agile environment.

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

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the eastern end of Britomart Precinct near Customs Street in Auckland, contains 24,510 square metres of office space across two buildings. A lease commitment at this site extends to 2021, with two six-year options to extend.

Significant long term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

1           Total employees include full-time, pro-rata part time, overtime, temporary and contract staff.

160	2018 Westpac Group Annual Report

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

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2018 and 2017 is provided in Note 39 to the financial statements.

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

During the year ended 30 September 2018, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2018 Westpac Group Annual Report	161

This page has been intentionally left blank.

162	2018 Westpac Group Annual Report

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements

Note 1	Financial statements preparation	Note 24	Offsetting financial assets and financial liabilities
		Note 25	Securitisation, covered bonds and other
Financial performance			transferred assets
Note 2	Segment reporting
Note 3	Net interest income	Other assets, other liabilities, commitments and
Note 4	Non-interest income	contingencies
Note 5	Operating expenses	Note 26	Intangible assets
Note 6	Impairment charges	Note 27	Other assets
Note 7	Income tax	Note 28	Provisions
Note 8	Earnings per share	Note 29	Other liabilities
Note 9	Average balance sheet and interest rates	Note 30	Operating lease commitments
		Note 31	Contingent liabilities, contingent assets and
Financial assets and financial liabilities			credit commitments
Note 10	Receivables due from other financial institutions
Note 11	Trading securities and financial assets	Capital and dividends
	designated at fair value	Note 32	Shareholders’ equity
Note 12	Available-for-sale securities	Note 33	Capital adequacy
Note 13	Loans	Note 34	Dividends
Note 14	Provisions for impairment charges
Note 15	Life insurance assets and life	Group structure
	insurance liabilities	Note 35	Investments in subsidiaries and associates
Note 16	Payables due to other financial institutions	Note 36	Structured entities
Note 17	Deposits and other borrowings
Note 18	Other financial liabilities at fair value through	Employee benefits
	income statement	Note 37	Share-based payments
Note 19	Debt issues	Note 38	Superannuation commitments
Note 20	Loan capital
Note 21	Derivative financial instruments	Other
Note 22	Financial risk	Note 39	Auditor’s remuneration
Note 23	Fair values of financial assets and financial	Note 40	Related party disclosures
	liabilities	Note 41	Notes to the cash flow statements
		Note 42	Subsequent events

Statutory statements

Directors’ declaration

Management’s report on internal control over financial reporting

Independent auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2018	2017	2016	2018	2017
Interest income	3	32,571	31,232	31,822	32,830	30,865
Interest expense	3	(16,066)	(15,716)	(16,674)	(18,977)	(17,765)
Net interest income		16,505	15,516	15,148	13,853	13,100
Non-interest income	4	5,628	6,286	5,837	5,825	6,131
Net operating income before operating expenses and impairment charges		22,133	21,802	20,985	19,678	19,231
Operating expenses	5	(9,692)	(9,434)	(9,217)	(8,101)	(7,898)
Impairment charges	6	(710)	(853)	(1,124)	(682)	(870)
Profit before income tax		11,731	11,515	10,644	10,895	10,463
Income tax expense	7	(3,632)	(3,518)	(3,184)	(2,751)	(2,620)
Net profit for the year		8,099	7,997	7,460	8,144	7,843
Net profit attributable to non-controlling interests		(4)	(7)	(15)	-	-
Net profit attributable to owners of Westpac Banking Corporation		8,095	7,990	7,445	8,144	7,843
Earnings per share (cents)
Basic	8	237.5	238.0	224.6
Diluted	8	230.1	229.3	217.8

The above income statements should be read in conjunction with the accompanying notes.

164	2018 Westpac Group Annual Report

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Net profit for the year	8,099	7,997	7,460	8,144	7,843
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	(102)	75	56	(32)	88
Transferred to income statements	66	(3)	(8)	(33)	(3)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(161)	(91)	(304)	(125)	(42)
Transferred to income statements	203	115	21	160	19
Movement in foreign currency translation reserve:
Exchange differences on translation of foreign operations	181	(116)	(238)	174	(77)
Transferred to income statements	(3)	-	-	-	-
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	9	(18)	(13)	19	(25)
Cash flow hedge reserve	(13)	(6)	85	(10)	7
Share of associates’ other comprehensive income:
Recognised in equity (net of tax)	-	3	(17)	-	-
Transferred to income statements	-	9	-	-	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	43	(164)	(54)	43	(164)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	45	190	(47)	47	182
Other comprehensive income for the year (net of tax)	268	(6)	(519)	243	(15)
Total comprehensive income for the year	8,367	7,991	6,941	8,387	7,828
Attributable to:
Owners of Westpac Banking Corporation	8,363	7,984	6,926	8,387	7,828
Non-controlling interests	4	7	15	-	-
Total comprehensive income for the year	8,367	7,991	6,941	8,387	7,828

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2018 Westpac Group Annual Report	165

Financial statements

Balance Sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2018	2017	2018	2017
Assets
Cash and balances with central banks		26,431	18,397	24,726	16,405
Receivables due from other financial institutions	10	5,790	7,128	5,711	6,357
Trading securities and financial assets designated at fair value	11	22,134	25,324	20,417	22,946
Derivative financial instruments	21	24,101	24,033	23,562	23,823
Available-for-sale securities	12	61,119	60,710	56,513	55,800
Loans	13	709,690	684,919	630,168	606,237
Life insurance assets	15	9,450	10,643	-	-
Regulatory deposits with central banks overseas		1,355	1,048	1,248	945
Due from subsidiaries		-	-	140,597	142,455
Investment in subsidiaries		-	-	4,508	3,975
Investment in associates	35	115	60	76	46
Property and equipment		1,329	1,487	1,120	1,250
Deferred tax assets	7	1,180	1,112	1,102	1,053
Intangible assets	26	11,763	11,652	9,494	9,259
Other assets	27	5,135	5,362	3,988	4,318
Total assets		879,592	851,875	923,230	894,869
Liabilities
Payables due to other financial institutions	16	18,137	21,907	17,682	21,775
Deposits and other borrowings	17	559,285	533,591	500,468	477,693
Other financial liabilities at fair value through income statement	18	4,297	4,056	4,297	4,038
Derivative financial instruments	21	24,407	25,375	24,229	24,911
Debt issues	19	172,596	168,356	152,288	144,116
Current tax liabilities		296	308	184	234
Life insurance liabilities	15	7,597	9,019	-	-
Due to subsidiaries		-	-	142,400	143,834
Provisions[1]	28	1,928	1,639	1,766	1,472
Deferred tax liabilities	7	18	10	3	-
Other liabilities[1]	29	9,193	8,606	7,292	6,949
Total liabilities excluding loan capital		797,754	772,867	850,609	825,022
Loan capital	20	17,265	17,666	17,265	17,666
Total liabilities		815,019	790,533	867,874	842,688
Net assets		64,573	61,342	55,356	52,181
Shareholders’ equity
Share capital:
Ordinary share capital	32	36,054	34,889	36,054	34,889
Treasury shares and RSP treasury shares	32	(493)	(495)	(508)	(437)
Reserves	32	1,077	794	1,114	858
Retained profits		27,883	26,100	18,696	16,871
Total equity attributable to owners of Westpac Banking Corporation		64,521	61,288	55,356	52,181
Non-controlling interests	32	52	54	-	-
Total shareholders’ equity and non-controlling interests		64,573	61,342	55,356	52,181

The above balance sheets should be read in conjunction with the accompanying notes.

[1] Comparatives have been revised to reclassify compliance, regulation and remediation provisions.

166	2018 Westpac Group Annual Report

Financial statements

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation

Consolidated

$m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling interests (Note 32)	Total shareholders’ equity and non- controlling interests
Balance at 1 October 2015	28,895	1,031	23,172	53,098	817	53,915
Net profit for the year	-	-	7,445	7,445	15	7,460
Net other comprehensive income for the year	-	(418)	(101)	(519)	-	(519)
Total comprehensive income for the year	-	(418)	7,344	6,926	15	6,941
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,128)	(6,128)	-	(6,128)
Dividend reinvestment plan	726	-	-	726	-	726
Share entitlement offer	3,510	-	-	3,510	-	3,510
Other equity movements
Share-based payment arrangements	-	116	-	116	-	116
Exercise of employee share options and rights	2	-	-	2	-	2
Purchase of shares (net of issue costs)	(49)	-	-	(49)	-	(49)
Net (acquisition)/disposal of treasury shares	(70)	-	-	(70)	-	(70)
Other[2]	-	(2)	(9)	(11)	(771)	(782)
Total contributions and distributions	4,119	114	(6,137)	(1,904)	(771)	(2,675)
Balance at 30 September 2016	33,014	727	24,379	58,120	61	58,181
Net profit for the year	-	-	7,990	7,990	7	7,997
Net other comprehensive income for the year	-	(32)	26	(6)	-	(6)
Total comprehensive income for the year	-	(32)	8,016	7,984	7	7,991
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,291)	(6,291)	-	(6,291)
Dividend reinvestment plan	1,452	-	-	1,452	-	1,452
Other equity movements
Share-based payment arrangements	-	98	-	98	-	98
Exercise of employee share options and rights	11	-	-	11	-	11
Purchase of shares (net of issue costs)	(43)	-	-	(43)	-	(43)
Net (acquisition)/disposal of treasury shares	(40)	-	-	(40)	-	(40)
Other	-	1	(4)	(3)	(14)	(17)
Total contributions and distributions	1,380	99	(6,295)	(4,816)	(14)	(4,830)
Balance at 30 September 2017	34,394	794	26,100	61,288	54	61,342
Net profit for the year	-	-	8,095	8,095	4	8,099
Net other comprehensive income for the year	-	180	88	268	-	268
Total comprehensive income for the year	-	180	8,183	8,363	4	8,367
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,400)	(6,400)	-	(6,400)
Dividend reinvestment plan	631	-	-	631	-	631
Conversion of Convertible Preference Shares	566	-	-	566	-	566
Other equity movements
Share-based payment arrangements	-	103	-	103	-	103
Exercise of employee share options and rights	3	-	-	3	-	3
Purchase of shares (net of issue costs)	(35)	-	-	(35)	-	(35)
Net (acquisition)/disposal of treasury shares	2	-	-	2	-	2
Other	-	-	-	-	(6)	(6)
Total contributions and distributions	1,167	103	(6,400)	(5,130)	(6)	(5,136)
Balance at 30 September 2018	35,561	1,077	27,883	64,521	52	64,573

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1]    2018 comprises 2018 interim dividend 94 cents per share ($3,213 million) and 2017 final dividend 94 cents per share ($3,187 million) (2017: 2017 interim dividend 94 cents per share ($3,150 million) and 2016 final dividend 94 cents per share ($3,141 million), 2016: 2016 interim dividend 94 cents ($3,130 million) and 2015 final dividend 94 cents per share ($2,998 million)), all fully franked at 30%.

2 On 30 June 2016 the 2006 TPS were redeemed in full.

2018 Westpac Group Annual Report	167

Financial statements

Statements of changes in equity for the years ended 30 September (continued)

Westpac Banking Corporation

Parent Entity $m	Share capital (Note 32)	Reserves (Note 32)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation
Balance at 1 October 2016	33,100	790	15,311	49,201
Net profit for the year	-	-	7,843	7,843
Net other comprehensive income for the year	-	(33)	18	(15)
Total comprehensive income for the year	-	(33)	7,861	7,828
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,301)	(6,301)
Dividend reinvestment plan	1,452	-	-	1,452
Other equity movements
Share-based payment arrangements	-	101	-	101
Exercise of employee share options and rights	11	-	-	11
Purchase of shares (net of issue costs)	(43)	-	-	(43)
Net (acquisition)/disposal of treasury shares	(68)	-	-	(68)
Total contributions and distributions	1,352	101	(6,301)	(4,848)
Balance at 30 September 2017	34,452	858	16,871	52,181
Net profit for the year	-	-	8,144	8,144
Net other comprehensive income for the year	-	153	90	243
Total comprehensive income for the year	-	153	8,234	8,387
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,409)	(6,409)
Dividend reinvestment plan	631	-	-	631
Conversion of Convertible Preference Shares	566	-	-	566
Other equity movements
Share based payment arrangements	-	103	-	103
Exercise of employee share options and rights	3	-	-	3
Purchase of shares (net of issue costs)	(35)	-	-	(35)
Net (acquisition)/disposal of treasury shares	(71)	-	-	(71)
Total contributions and distributions	1,094	103	(6,409)	(5,212)
Balance at 30 September 2018	35,546	1,114	18,696	55,356

The above statements of changes in equity should be read in conjunction with the accompanying notes.

[1]            2018 comprises 2018 interim dividend 94 cents per share ($3,218 million) and 2017 final dividend 94 cents per share ($3,191 million) (2017: 2017 interim dividend 94 cents per share ($3,156 million) and 2016 final dividend 94 cents per share ($3,145 million)), all fully franked at 30%.

168	2018 Westpac Group Annual Report

Financial statements

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2018	2017	2016	2018	2017
Cash flows from operating activities
Interest received		32,639	31,133	31,817	32,947	30,784
Interest paid		(15,789)	(15,415)	(16,721)	(18,728)	(17,458)
Dividends received excluding life business		9	27	43	2,016	1,861
Other non-interest income received		5,097	5,064	5,050	3,926	4,457
Operating expenses paid		(7,991)	(7,966)	(8,106)	(6,637)	(6,748)
Income tax paid excluding life business		(3,585)	(3,388)	(3,373)	(3,349)	(3,192)
Life business:
Receipts from policyholders and customers		2,008	2,239	1,893	-	-
Interest and other items of similar nature		17	24	30	-	-
Dividends received		642	433	348	-	-
Payments to policyholders and suppliers		(2,089)	(1,861)	(1,642)	-	-
Income tax paid		(143)	(164)	(96)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		10,815	10,126	9,243	10,175	9,704
Net (increase)/decrease in:
Trading securities and financial assets designated at fair value		3,827	(5,054)	6,755	3,150	(5,194)
Loans		(24,740)	(26,815)	(38,082)	(23,661)	(27,677)
Receivables due from other financial institutions		1,678	2,653	(896)	987	1,817
Life insurance assets and liabilities		(230)	219	(253)	-	-
Regulatory deposits with central banks overseas		(303)	308	(209)	(299)	294
Derivative financial instruments		8,584	(5,042)	(5,107)	8,263	(5,378)
Other assets		160	200	(476)	210	136
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		243	(681)	(4,488)	261	(325)
Deposits and other borrowings		23,928	23,062	38,771	20,783	22,518
Payables due to other financial institutions		(4,072)	3,859	(73)	(4,396)	3,792
Other liabilities		(88)	(15)	312	(196)	78
Net cash provided by/(used in) operating activities	41	19,802	2,820	5,497	15,277	(235)
Cash flows from investing activities
Proceeds from available-for-sale securities		23,878	25,717	18,779	21,525	23,707
Purchase of available-for-sale securities		(24,376)	(27,028)	(24,724)	(22,230)	(24,820)
Net movement in amounts due to/from controlled entities		-	-	-	923	2,999
Proceeds/(Payments) on disposal of controlled entities, net of cash disposed	41	9	-	(104)	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	(577)	640
Proceeds from sale of associates		-	630	-	-	-
Purchase of associates		(30)	(52)	-	(30)	(46)
Proceeds from disposal of property and equipment		91	65	32	62	55
Purchase of property and equipment		(310)	(264)	(521)	(251)	(203)
Purchase of intangible assets		(882)	(766)	(707)	(823)	(692)
Net cash provided by/(used in) investing activities		(1,620)	(1,698)	(7,245)	(1,401)	1,640
Cash flows from financing activities
Issue of loan capital (net of issue costs)		2,342	4,437	3,596	2,342	4,437
Redemption of loan capital		(2,387)	(2,188)	(1,444)	(2,387)	(2,188)
Net increase/(decrease) in debt issues		(5,242)	3,249	5,213	(565)	2,746
Proceeds from Share Entitlement Offer		-	-	3,510	-	-
Proceeds from exercise of employee options		3	11	2	3	11
Purchase of shares on exercise of employee options and rights		(8)	(17)	(24)	(8)	(17)
Shares purchased for delivery of employee share plan		(27)	(27)	(27)	(27)	(27)
Purchase of RSP treasury shares		(71)	(68)	(62)	(71)	(68)
Net sale/(purchase) of other treasury shares		73	7	(8)	-	-
Payment of dividends		(5,769)	(4,839)	(5,402)	(5,778)	(4,849)
Payment of distributions to non-controlling interests		(6)	(13)	(18)	-	-
Redemption of 2006 Trust Preferred Securities		-	-	(763)	-	-
Net cash provided by/(used in) financing activities		(11,092)	552	4,573	(6,491)	45
Net increase/(decrease) in cash and cash equivalents		7,090	1,674	2,825	7,385	1,450
Effect of exchange rate changes on cash and cash equivalents		944	(292)	(580)	936	(231)
Cash and cash equivalents as at the beginning of the year		18,397	17,015	14,770	16,405	15,186
Cash and cash equivalents as at the end of the year		26,431	18,397	17,015	24,726	16,405

The above cash flow statements should be read in conjunction with the accompanying notes.  Details of the reconciliation of net cash provided by/(used in) operating activities to net profit are provided in Note 41.

2018 Westpac Group Annual Report	169

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2018 was authorised for issue by the Board of Directors on 5 November 2018. The Directors have the power to amend and reissue the financial report.

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

(iv)        Standards adopted during the year ended 30 September 2018

The Group adopted the requirements of AASB 2016-2-Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 which require additional disclosures regarding both cash and non-cash changes in liabilities arising from financing activities. These disclosures have been made in Note 19 and Note 20. As permitted by the standard, comparatives are not required on first application.

There were no other new standards applied in 2018.

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

170	2018 Westpac Group Annual Report

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

▪                  Note 26          Intangible assets

▪                  Note 28          Provisions

▪                  Note 38          Superannuation commitments

c.                Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) (AASB 9) will replace AASB 139 Financial Instruments: Recognition and Measurement (AASB 139). It includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting. The standard is effective from 1 October 2018.

The adoption of AASB 9 is expected to reduce retained earnings at 1 October 2018 by approximately $709 million (net of tax) primarily due to the increase in impairment provisions under the new standard. The Group continues to assess and refine certain aspects of our impairment provision process and the opening adjustment may change. There is no significant impact to our regulatory capital. These estimates are based on accounting policies, assumptions, judgements and estimation techniques that remain subject to change until the Group finalises its financial statements for the year ending 30 September 2019.

The major changes under the standard and details of the implementation project are outlined below.

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses based on unbiased forward looking information, replacing the existing incurred loss model in AASB 139 which only recognises impairment if there is objective evidence that a loss has been incurred. This will result in the earlier recognition of impairment provisions. The revised impairment model applies to all financial assets at amortised cost, lease receivables, debt securities measured at fair value through other comprehensive income, loans commitments and financial guarantee contracts.

Key elements of the new impairment model are:

▪                  requires earlier recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required (stage 1). For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required (stages 2 and 3 respectively);

2018 Westpac Group Annual Report	171

Notes to the financial statements

Note 1. Financial statements preparation (continued)

▪                 expected credit losses are probability-weighted amounts determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. This will involve a greater use of judgement than the existing impairment model; and

▪                 interest is calculated on the gross carrying amount of a financial asset, except where the asset is credit impaired (i.e. stage 3). This will result in an increase in interest income and impairment charges as currently interest is calculated on the net carrying value for all loans.

Implementation

Measurement

Models have been developed, tested and approved while certain aspects of the impairment provisioning process continue to be assessed and refined. These models use three main components (as well as the time value of money) being:

▪                  Probability of default (PD): the probability that a counterparty will default;

▪                  Loss given default (LGD): the loss that is expected to arise in the event of a default; and

▪                  Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

The models use a 12 month timeframe for expected losses in stage 1 and a lifetime timeframe for expected losses in stages 2 and 3. The models incorporate past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Where appropriate, adjustments will be made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models.

Significant increase in credit risk and movement between stages

An asset will move from stage 1 to stage 2 if there has been a significant increase in credit risk since origination.

The judgement to determine this will be primarily based on changes in internal customer risk grades since origination of the facility.  The Group does not intend to rebut the presumption that instruments that are 30 days past due have experienced a significant increase in risk but this will be used as a backstop rather than the primary indicator.

The Group will not be applying the low credit risk exemption which assumes investment grade facilities do not have a significant increase in credit risk.

The movement between stages 2 and 3 will be based on whether financial assets are credit-impaired at the reporting date which is expected to be similar to the individual assessment of impairment for financial assets under the current AASB 139.

Assets may move in both directions through the stages of the impairment model. Assets previously in stage 2 may move back to stage 1 if it is no longer considered that there has been a significant deterioration of credit risk. Similarly, assets in stage 3 may move back to stage 2 if they are no longer assessed to be credit-impaired.

Forward looking information

The estimation of forward looking information is a key area requiring judgement. The Group intends to consider a minimum of three future macroeconomic scenarios. These will include a base case scenario along with upside and downside scenarios. The macroeconomic variables used in these scenarios, based on current economic forecasts, include (but are not limited to) unemployment rates, gross domestic product growth rates and residential and commercial property price indices. The macroeconomic variables and probability weightings of the three scenarios will be subject to the approval of the Group Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).

Governance

The Group has established a governance framework and has implemented controls to address disclosure of the impact of the new requirements of AASB 9 including key areas of judgement such as the determination of a significant increase in credit risk and the use of forward looking information in future economic scenarios along with the controls addressing credit data and systems and the expected credit loss models.

The AASB 9 provision calculation models have been independently reviewed in accordance with the Group’s model risk policies and approved by the Credit Risk Estimates Committee (CREC). The key judgements in relation to the new provisioning methodology have been discussed and agreed with the Board Risk and Compliance Committee (BRCC) and the Board Audit Committee.

Models and credit risk processes have been tested in parallel run since May 2018 to provide a better understanding of the implications of the new impairment requirements. This included an evaluation of the effect on the Group’s results as well as ongoing validation of the controls and effectiveness of the governance and operational processes. The control environment will continue to evolve as the Group embeds processes and controls during the financial year ending 30 September 2019.

172	2018 Westpac Group Annual Report

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

Implementation

The Group’s classification and measurement implementation project has identified approximately $800 million of available-for-sale financial assets which will be reclassified to amortised cost under AASB 9 based on the hold to collect business model. In addition, the Group identified some available-for-sale and amortised cost financial assets that will be reclassified to fair value through profit and loss, however, the amounts being reclassified are not material.

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

Implementation

The Group will apply the option to continue hedge accounting under AASB 139, however will implement the amended AASB7 Financial Instruments: Disclosure (AASB7) hedge accounting disclosures as required.

Transition

The impairment and classification and measurement requirements of AASB 9 will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, 1 October 2018, with no restatement of comparatives as permitted by the standard. However, detailed transitional disclosures will be provided in accordance with the amended requirements of AASB 7.

AASB 15 Revenue from Contracts with Customers (AASB 15) was issued on 28 May 2014 and will be effective from 1 October 2018. The standard replaces AASB 118 Revenue and related interpretations, and applies to all contracts with customers, except leases, financial instruments and insurance contracts. The standard provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition. This includes:

▪                  identifying the contract with customer;

▪                  identifying each of the performance obligations included in the contract;

▪                  determining the amount of consideration in the contract;

▪                  allocating the consideration to each of the identified performance obligations; and

▪                  recognising revenue as each performance obligation is satisfied.

The Group will elect to apply AASB 15 retrospectively by adjusting the opening balance of retained earnings at the date of initial application, 1 October 2018, with no comparatives restatement.

The Group has assessed the revenue streams existing at transition. Based on this assessment, the primary impacts from the adoption of AASB 15 are expected to be a grossing up of some income and expenses which are currently reported on a net basis. In addition, certain facility fees will be reclassified from non-interest income to interest income. These presentation changes will not have a material impact on the Group’s net profit, retained earnings or capital position.

2018 Westpac Group Annual Report	173

Notes to the financial statements

Note 1. Financial statements preparation (continued)

AASB 16 Leases (AASB 16) was issued on 24 February 2016 and will be effective for the 30 September 2020 financial year. The standard will not result in significant changes for lessor accounting. The main changes under the standard are:

▪                all operating leases of greater than 12 months duration will be required to be presented on balance sheet by the lessee as a right-of-use asset and lease liability. The asset and liability will initially be measured at the present value of non-cancellable lease payments and payments to be made in optional periods where it is reasonably certain that the option will be exercised. Details of the Group’s lease obligations are included in Note 30; and

▪                all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the right-of-use asset.

Alternative methods of calculating the right-of-use asset are allowed under AASB 16 which impact the size of the transition adjustment. The Group is still evaluating which transition method to apply.

Current project implementation efforts are focused on the review and evaluation of contracts within scope of the standard.

AASB 17 Insurance Contracts (AASB 17) was issued on 19 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

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

▪                the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards;

▪                a narrower definition of what acquisition costs may be deferred;

▪                an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather than in profit and loss;

▪                an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss;

▪                reinsurance contracts and the associated liability are to be determined separately to the gross contract liability and may have different contract boundaries; and

▪                additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine.

174	2018 Westpac Group Annual Report

Notes to the financial statements

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

▪                  items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging; and

▪                  accounting reclassifications between individual line items that do not impact statutory results.

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

-        customer base is consumer in Australia; and

-        operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

▪                  Business Bank (BB):

-        responsible for sales and service of banking and financial products and services;

-        customer base is SME and commercial business customers in Australia for facilities up to approximately $150 million; and

-        operates under the Westpac, St.George, BankSA and Bank of Melbourne brands.

▪                  BT Financial Group (Australia) (BTFG):

-        Westpac’s Australian wealth management and insurance division;

-        services include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking;

-        BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance;

-        in addition to the BT brand, BTFG operates a range of financial services brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

▪                  Westpac Institutional Bank (WIB):

-        Westpac’s institutional financial services division delivering a broad range of financial products and services;

-        services include transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions;

-        customer base includes commercial, corporate, institutional and government customers;

-        customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia; and

-        also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea.

2018 Westpac Group Annual Report	175

Notes to the financial statements

Note 2. Segment reporting (continued)

▪                  Westpac New Zealand:

-        responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

-        customer base includes consumers, business and institutional customers; and

-        operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

▪                  Group Businesses include:

-        Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

-        Group Technology1, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

-        Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations; and

-        Group Businesses also includes earnings on capital not allocated to divisions, for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions.

Revisions to segment allocations

In 2018, Westpac implemented a number of changes to the presentation of its divisional financial information. These changes have no impact on the Group’s overall results or balance sheet but impact divisional results and balance sheets. Comparative divisional financial information has been restated for these changes.

The changes include updates to the methodologies to allocate certain costs, revenues and capital to the divisions. These changes can be summarised as:

1.         Allocating additional capital from Group Businesses to operating divisions, following greater clarity from APRA on updates to its capital framework;

2.         Updating the Group’s cost of funds transfer pricing methodology, including the allocation of revenue from balance sheet management activities;

3.         Realigning divisional earnings and balance sheet disclosures for recent customer transfers; and

4.         Refining expense allocations to improve the allocation of support costs to divisions.

[1] Costs are fully allocated to other divisions in the Group. [2] Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

176	2018 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

The following tables present the segment results on a cash earnings basis for the Group:1

2018

BT

			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand	Businesses	Total	adjustment	Statement
Net interest income	7,748	4,065	578	1,416	1,720	812	16,339	166	16,505
Non-interest income	746	1,189	1,648	1,556	438	35	5,612	16	5,628
Net operating income before operating expenses and impairment charges	8,494	5,254	2,226	2,972	2,158	847	21,951	182	22,133
Operating expenses	(3,542)	(1,876)	(1,291)	(1,446)	(860)	(571)	(9,586)	(106)	(9,692)
Impairment (charges)/benefits	(451)	(291)	(6)	38	(2)	2	(710)	-	(710)
Profit before income tax	4,501	3,087	929	1,564	1,296	278	11,655	76	11,731
Income tax expense	(1,361)	(928)	(284)	(473)	(362)	(178)	(3,586)	(46)	(3,632)
Net profit attributable to non-controlling interests	-	-	-	(5)	-	1	(4)	-	(4)
Cash earnings for the year	3,140	2,159	645	1,086	934	101	8,065	30	8,095
Net cash earnings adjustments	(15)	(2)	(73)	-	13	107	30
Net profit attributable to owners of Westpac Banking Corporation	3,125	2,157	572	1,086	947	208	8,095
Additional information
Depreciation, amortisation and impairments	(173)	(71)	(78)	(274)	(81)	(467)	(1,144)
Balance Sheet
Total assets	392,495	156,523	34,923	102,380	82,424	110,847	879,592
Total liabilities	212,472	114,137	42,500	126,620	72,078	247,212	815,019
Additions of property and
equipment and intangible assets	363	94	96	88	99	452	1,192

2017			BT
			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand	Businesses	Total	adjustment	Statement
Net interest income	7,638	3,885	511	1,328	1,629	713	15,704	(188)	15,516
Non-interest income	813	1,141	1,744	1,707	480	(33)	5,852	434	6,286
Net operating income before operating expenses and impairment charges	8,451	5,026	2,255	3,035	2,109	680	21,556	246	21,802
Operating expenses	(3,378)	(1,818)	(1,199)	(1,351)	(903)	(456)	(9,105)	(329)	(9,434)
Impairment (charges)/benefits	(565)	(343)	(4)	(56)	72	43	(853)	-	(853)
Profit before income tax	4,508	2,865	1,052	1,628	1,278	267	11,598	(83)	11,515
Income tax expense	(1,353)	(862)	(316)	(462)	(361)	(175)	(3,529)	11	(3,518)
Net profit attributable to non-controlling interests	-	-	-	(7)	-	-	(7)	-	(7)
Cash earnings for the year	3,155	2,003	736	1,159	917	92	8,062	(72)	7,990
Net cash earnings adjustments	(116)	(10)	160	-	(14)	(92)	(72)
Net profit attributable to owners of Westpac Banking Corporation	3,039	1,993	896	1,159	903	-	7,990
Additional information
Depreciation, amortisation and impairments[1]	(335)	(79)	(49)	(206)	(86)	(514)	(1,269)
Balance Sheet
Total assets	377,457	153,078	35,237	103,080	81,285	101,738	851,875
Total liabilities	202,689	111,385	41,431	118,875	71,432	244,721	790,533
Additions of property and
equipment and intangible assets	276	54	93	55	85	442	1,005

[1] Comparatives have been revised for consistency.

2018 Westpac Group Annual Report	177

Notes to the financial statements

Note 2. Segment reporting (continued)

2016			BT
			Financial	Westpac	Westpac			Net cash
	Consumer	Business	Group	Institutional	New	Group		earnings	Income
$m	Bank	Bank	(Australia)	Bank	Zealand	Businesses	Total	adjustment	Statement
Net interest income	7,268	3,766	460	1,421	1,606	827	15,348	(200)	15,148
Non-interest income	863	1,089	1,908	1,537	483	8	5,888	(51)	5,837
Net operating income before operating expenses and impairment charges	8,131	4,855	2,368	2,958	2,089	835	21,236	(251)	20,985
Operating expenses	(3,312)	(1,774)	(1,184)	(1,374)	(889)	(398)	(8,931)	(286)	(9,217)
Impairment (charges)/benefits	(516)	(386)	-	(177)	(54)	9	(1,124)	-	(1,124)
Profit before income tax	4,303	2,695	1,184	1,407	1,146	446	11,181	(537)	10,644
Income tax expense	(1,292)	(810)	(352)	(421)	(321)	(148)	(3,344)	160	(3,184)
Net profit attributable to
non-controlling interests	-	-	-	(7)	-	(8)	(15)	-	(15)
Cash earnings for the year	3,011	1,885	832	979	825	290	7,822	(377)	7,445
Net cash earnings adjustments	(116)	(10)	(32)	-	2	(221)	(377)
Net profit attributable to owners of Westpac Banking Corporation	2,895	1,875	800	979	827	69	7,445
Additional information
Depreciation, amortisation and impairments	(282)	(65)	(67)	(188)	(102)	(524)	(1,228)
Balance Sheet
Total assets[1]	359,228	148,904	38,217	110,616	82,071	100,166	839,202
Total liabilities	191,027	106,046	40,792	125,931	72,408	244,817	781,021
Additions of property and
equipment and intangible assets	178	83	88	459	96	417	1,321

[1] Total assets for BT Financial Group (Australia) include the equity accounted carrying value of the investment in Pendal Group Limited of $718 million.

178	2018 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit

$m	2018	2017	2016
Cash earnings for the year	8,065	8,062	7,822
Cash earning adjustments:
Adjustments relating to Pendal (BTIM)[1]	(73)	171	-
Amortisation of intangible assets	(17)	(137)	(158)
Acquisition, transaction and integration expenses	-	-	(15)
Fair value gain/(loss) on economic hedges	126	(69)	(203)
Ineffective hedges	(13)	(16)	9
Treasury shares	7	(21)	(10)
Total cash earnings adjustments	30	(72)	(377)
Net profit attributable to owners of Westpac Banking Corporation	8,095	7,990	7,445

Further details of the above cash earnings adjustments, which are all net of tax, are provided in Divisional performance in Section 2.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2018		2017		2016
	$m	%	$m	%	$m	%
Revenue
Australia	32,696	85.6	32,328	86.2	32,868	87.3
New Zealand	4,406	11.5	4,360	11.6	4,158	11.0
Other overseas[2]	1,097	2.9	830	2.2	633	1.7
Total	38,199	100.0	37,518	100.0	37,659	100.0
Non-current assets[3]
Australia	12,271	93.7	12,326	93.8	12,607	93.7
New Zealand	756	5.8	745	5.7	774	5.8
Other overseas[2]	65	0.5	68	0.5	77	0.5
Total	13,092	100.0	13,139	100.0	13,458	100.0

[1]          Pendal Group Limited (Pendal), formerly BT Investment Management (BTIM).

[2]           Other included Pacific Islands, Asia, the Americas and Europe.

[3]            Non-current assets represent property and equipment and intangible assets.

2018 Westpac Group Annual Report	179

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

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Interest income
Cash and balances with central banks	325	241	260	300	216
Receivables due from other financial institutions	108	110	100	102	85
Net ineffectiveness on qualifying hedges	(18)	(22)	12	(22)	(13)
Trading securities and financial assets designated at fair value	542	558	645	499	505
Available-for-sale securities	1,914	1,795	1,808	1,743	1,613
Loans	29,621	28,504	28,953	25,801	24,577
Regulatory deposits with central banks overseas	23	17	13	23	17
Due from subsidiaries	-	-	-	4,328	3,838
Other interest income	56	29	31	56	27
Total interest income	32,571	31,232	31,822	32,830	30,865
Interest expense
Payables due to other financial institutions	(319)	(279)	(345)	(314)	(278)
Deposits and other borrowings	(9,021)	(8,868)	(9,369)	(7,817)	(7,680)
Trading liabilities	(959)	(2,065)	(2,520)	(754)	(1,646)
Debt issues	(4,480)	(3,585)	(3,737)	(3,958)	(3,034)
Due to subsidiaries	-	-	-	(4,851)	(4,211)
Loan capital	(774)	(693)	(589)	(774)	(693)
Bank levy	(378)	(95)	-	(378)	(95)
Other interest expense	(135)	(131)	(114)	(131)	(128)
Total interest expense	(16,066)	(15,716)	(16,674)	(18,977)	(17,765)
Net interest income	16,505	15,516	15,148	13,853	13,100

Of the amounts noted in total interest income and total interest expense, the amounts related to financial instruments not measured at fair value through income statement were as follows:

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Interest income	31,934	30,555	30,941	32,240	30,232
Interest expense	14,070	12,673	13,101	17,217	15,205

180	2018 Westpac Group Annual Report

Notes to the financial statements

Note 4. Non-interest income

Accounting policy

Fees and commissions

Fees and commission income are recognised as follows:

▪                  facility fees are primarily earned for the provision of credit and other facilities to customers and are recognised as the services are provided;

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

▪                  life investment premiums include a management fee component which is recognised as funds management income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and are treated as movements in life insurance policy liabilities;

▪                  general insurance premium comprises amounts charged to policyholders, excluding taxes, and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

Claims expense

▪                  life and general insurance contract claims are recognised as an expense when the liability is established;

▪                  claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

Trading income

▪                  realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 23);

▪                  dividend income on the trading portfolio is recorded as part of trading income;

▪                  net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Dividend income

▪                  dividends on quoted shares are recognised on the ex-dividend date;

▪                  dividends on unquoted shares are recognised when the company’s right to receive payment is established.

2018 Westpac Group Annual Report	181

Notes to the financial statements

Note 4. Non-interest income (continued)

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Fees and commissions
Facility fees	1,347	1,333	1,297	1,333	1,299
Transaction fees and commissions	1,105	1,193	1,177	886	953
Other non-risk fee income	98	229	281	54	211
Total fees and commissions	2,550	2,755	2,755	2,273	2,463
Wealth management and insurance income[1]
Life insurance and funds management net operating income	1,825	1,590	1,657	-	-
General insurance and lenders mortgage insurance net operating income	236	210	242	-	-
Total wealth management and insurance income	2,061	1,800	1,899	-	-
Trading income[2]	945	1,202	1,124	919	1,095
Other income
Dividends received from subsidiaries	-	-	-	2,013	1,859
Dividends received from other entities	3	2	7	3	2
Net gain on sale of associates[3]	-	279	-	-	-
Net gain on disposal of assets	24	6	1	-	5
Net gain/(loss) on hedging overseas operations	-	-	(6)	19	152
Net gain/(loss) on derivatives held for risk management purposes[4]	8	52	(88)	8	52
Net gain/(loss) on financial instruments designated at fair value	38	11	(6)	36	3
Net gain/(loss) on disposal of controlled entities	(9)	-	1	-	-
Rental income on operating leases	107	143	109	77	104
Share of associates’ net profit/(loss)	(10)	17	30	-	-
Other[5]	(89)	19	11	5	20
Total other income	72	529	59	2,161	2,197
Transactions with subsidiaries	-	-	-	472	376
Total non-interest income	5,628	6,286	5,837	5,825	6,131
Wealth management and insurance income comprised
Funds management income	1,145	997	1,006	-	-
Life insurance premium income	1,410	1,204	1,114	-	-
Life insurance commissions, investment income and other income	666	544	386	-	-
Life insurance claims and changes in life insurance liabilities	(1,396)	(1,155)	(849)	-	-
General insurance and lenders mortgage insurance net premiums earned	472	451	455	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	50	77	70	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(286)	(318)	(283)	-	-
Total wealth management and insurance income	2,061	1,800	1,899	-	-

[1]           Wealth management and insurance income includes policy holder tax recoveries.

[2]           Trading income represents a component of total markets income from WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

3           On 26 May 2017, the Group sold 60 million (19% of Pendal’s shares on issue) Pendal shares. Refer to Note 35 for further details.

[4]           Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

[5]           Other includes $104 million of impairment on the remaining shareholdings of Pendal for the Group and nil for Parent in 2018.

182	2018 Westpac Group Annual Report

Notes to the financial statements

Note 5. Operating expenses

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Staff expenses
Employee remuneration, entitlements and on-costs	4,292	4,133	4,005	3,537	3,371
Superannuation expense[1]	386	380	369	315	314
Share-based payments	95	113	135	97	96
Restructuring costs	114	75	92	97	68
Total staff expenses	4,887	4,701	4,601	4,046	3,849
Occupancy expenses
Operating lease rentals	632	648	622	565	579
Depreciation of property and equipment	245	291	285	196	235
Other	156	134	125	134	111
Total occupancy expenses	1,033	1,073	1,032	895	925
Technology expenses
Amortisation and impairment of software assets	620	628	571	567	572
Depreciation and impairment of IT equipment	141	158	156	124	139
Technology services	721	639	672	564	512
Software maintenance and licences	342	313	277	289	269
Telecommunications	209	190	181	183	163
Data processing	77	80	72	76	78
Total technology expenses	2,110	2,008	1,929	1,803	1,733
Other expenses
Professional and processing services[2]	824	755	741	638	515
Amortisation and impairment of intangible assets and deferred expenditure	138	192	216	21	169
Postage and stationery	182	217	217	152	179
Advertising	173	155	156	127	107
Credit card loyalty programs	126	152	144	101	118
Non-lending losses	133	73	81	112	58
Impairment/(reversal of impairment) on investments in subsidiaries	-	-	-	44	7
Other expenses	86	108	100	162	238
Total other expenses	1,662	1,652	1,655	1,357	1,391
Total operating expenses	9,692	9,434	9,217	8,101	7,898

[1]           Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 38.

[2]           Professional and processing services relates to:

-      services provided by external suppliers including items such as cash handling and security services, marketing costs, research and recruitment fees (2018: $271 million, 2017: $268 million, 2016: $283 million);

-      operations processing (2018: $195 million, 2017: $184 million, 2016: $196 million);

-      consultants (2018: $151 million, 2017: $162 million, 2016: $120 million);

-      credit assessment (2018: $58 million, 2017: $53 million, 2016: $60 million);

-       legal and audit fees (2018: $111 million, 2017: $61 million, 2016: $51 million); and

-       regulatory fees and share market related costs (2018: $38 million, 2017: $27 million, 2016: $31 million).

2018 Westpac Group Annual Report	183

Notes to the financial statements

Note 6. Impairment charges

Accounting policy

At each balance sheet date, the Group assesses whether there is any objective evidence of impairment of its loan portfolio. An impairment charge is recognised if there is objective evidence that the principal or interest repayments may not be recoverable and when the financial impact of the non-recoverable loan can be reliably measured.

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

Critical accounting assumptions and estimates relating to impairment charges are included in Note 14.

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Individually assessed provisions raised	371	610	727	341	581
Write-backs	(150)	(288)	(210)	(131)	(218)
Recoveries	(179)	(168)	(137)	(138)	(121)
Collectively assessed provisions raised	668	699	744	610	628
Impairment charges	710	853	1,124	682	870

Refer to Note 14 for further details on Provisions for impairment charges.

184	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	185

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The income tax expense for the year reconciles to the profit before income tax as follows:

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Profit before income tax	11,731	11,515	10,644	10,895	10,463
Tax at the Australian company tax rate of 30%	3,519	3,455	3,193	3,269	3,139
The effect of amounts which are not deductible/ (assessable) in calculating taxable income
Hybrid capital distributions	69	64	50	69	64
Life insurance:
Tax adjustment on policyholder earnings	24	8	(2)	-	-
Adjustment for life business tax rates	(1)	(1)	-	-	-
Dividend adjustments	(1)	(3)	(4)	(604)	(558)
Other non-assessable items	(5)	(3)	(10)	(2)	(2)
Other non-deductible items	64	32	35	34	25
Adjustment for overseas tax rates	(28)	(30)	(26)	(3)	(5)
Income tax (over)/under provided in prior years	9	4	(65)	-	1
Other items	(18)	(8)	13	(12)	(44)
Total income tax expense	3,632	3,518	3,184	2,751	2,620
Income tax analysis
Income tax expense comprises:
Current income tax	3,704	3,404	3,351	2,806	2,367
Movement in deferred tax	(81)	110	(102)	(55)	252
Income tax (over)/under provision in prior years	9	4	(65)	-	1
Total income tax expense	3,632	3,518	3,184	2,751	2,620
Total Australia	3,178	3,072	2,835	2,677	2,544
Total Overseas	454	446	349	74	76
Total income tax expense[1]	3,632	3,518	3,184	2,751	2,620

The effective tax rate was 30.96% in 2018 (2017: 30.55%, 2016: 29.91%).

1 As the Bank Levy is not a levy on income, it is not included in income tax. It is included in Note 3 Net interest income.

186	2018 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017

Amounts recognised in the income statements
Provisions for impairment charges on loans	827	847	708	701
Provision for long service leave, annual leave and other employee benefits	323	321	301	292
Financial instruments	5	3	2	4
Property and equipment	196	198	177	180
Other provisions	322	239	299	223
Other liabilities	119	100	112	99
Total amounts recognised in the income statements	1,792	1,708	1,599	1,499
Amounts recognised directly in other comprehensive income
Cash flow hedges[1]	50	63	31	41
Defined benefit	-	3	-	3
Total amounts recognised directly in other comprehensive income[1]	50	66	31	44
Gross deferred tax assets[1]	1,842	1,774	1,630	1,543
Set-off of deferred tax assets and deferred tax liabilities[1]	(662)	(662)	(528)	(490)
Net deferred tax assets	1,180	1,112	1,102	1,053
Movements
Opening balance	1,112	1,351	1,053	1,399
Recognised in the income statements	84	(387)	100	(313)
Recognised in other comprehensive income[1]	(16)	(85)	(13)	(69)
Set-off of deferred tax assets and deferred tax liabilities[1]	-	233	(38)	36
Closing balance	1,180	1,112	1,102	1,053

Deferred tax liabilities
The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017

Amounts recognised in the income statements
Financial instruments	-	3	-	3
Finance lease transactions	158	106	161	83
Property and equipment	135	162	135	163
Life insurance assets	51	47	-	-
Other assets	312	335	213	215
Total amounts recognised in the income statements	656	653	509	464
Amounts recognised directly in other comprehensive income
Available-for-sale securities[1]	10	19	7	26
Defined benefit	14	-	15	-
Total amounts recognised directly in other comprehensive income[1]	24	19	22	26
Gross deferred tax liabilities[1]	680	672	531	490
Set-off of deferred tax assets and deferred tax liabilities[1]	(662)	(662)	(528)	(490)
Net deferred tax liabilities	18	10	3	-
Movements
Opening balance	10	36	-	-
Recognised in the income statements	3	(277)	45	(61)
Recognised in other comprehensive income[1]	5	18	(4)	25
Set-off of deferred tax assets and deferred tax liabilities[1]	-	233	(38)	36
Closing balance	18	10	3	-

[1] Comparatives have been revised for consistency.

2018 Westpac Group Annual Report	187

Notes to the financial statements

Note 7. Income tax (continued)

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The values shown are the gross balances and not tax effected. The tax effected balances would be approximately 30% of the values shown.

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Unrecognised deferred tax asset
Tax losses on revenue account	190	213	151	162
Unrecognised deferred tax liability
Gross retained earnings of subsidiaries which the Parent Entity does
not intend to distribute in the foreseeable future	58	51	-	-

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic earnings per share by assuming all dilutive potential ordinary shares (share based payments – Note 37 and convertible loan capital – Note 20) are converted.

Consolidated	2018		2017		2016
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	8,095	8,095	7,990	7,990	7,445	7,445
Adjustment for Restricted Share Plan (RSP) dividends[1]	(5)	-	(6)	-	(5)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	283	-	253	-	222
Adjusted net profit attributable to shareholders	8,090	8,378	7,984	8,243	7,440	7,667
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,414	3,414	3,364	3,364	3,322	3,322
Treasury shares (including RSP share rights)	(8)	(8)	(9)	(9)	(9)	(9)
Adjustment for potential dilution:
Share-based payments	-	3	-	4	-	4
Convertible loan capital[2]	-	232	-	236	-	203
Adjusted weighted average number of ordinary shares	3,406	3,641	3,355	3,595	3,313	3,520
Earnings per ordinary share (cents)	237.5	230.1	238.0	229.3	224.6	217.8

1    RSP share rights are explained in Note 37. Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders.

[2]    The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future (refer to Note 20 for further details). These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted.

188	2018 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

Consolidated	2018			2017			2016
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	4,169	77	1.8	7,422	82	1.1	9,616	84	0.9
New Zealand	350	6	1.7	850	8	0.9	449	6	1.3
Other overseas	1,046	25	2.4	851	20	2.4	1,292	10	0.8
Trading securities and financial assets designated at fair value:
Australia	17,420	423	2.4	18,418	416	2.3	18,632	481	2.6
New Zealand	3,538	80	2.3	4,238	96	2.3	4,105	118	2.9
Other overseas	2,286	39	1.7	3,214	46	1.4	3,339	46	1.4
Available-for-sale securities:
Australia	55,458	1,692	3.1	52,457	1,573	3.0	48,151	1,581	3.3
New Zealand	3,304	136	4.1	3,479	147	4.2	3,193	141	4.4
Other overseas	2,778	86	3.1	2,272	75	3.3	2,710	86	3.2
Regulatory deposits with central banks overseas
Other overseas	1,040	23	2.2	1,035	17	1.6	1,197	13	1.1
Loans and other receivables[1]:
Australia	579,749	25,709	4.4	557,865	24,772	4.4	532,172	25,162	4.7
New Zealand	73,804	3,514	4.8	72,938	3,460	4.7	68,370	3,617	5.3
Other overseas	30,002	761	2.5	27,255	520	1.9	28,617	477	1.7
Total interest earning assets and interest income	774,944	32,571	4.2	752,294	31,232	4.2	721,843	31,822	4.4
Non-Interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits with central banks overseas	2,376			2,000			2,431
Derivative financial instruments	34,702			37,673			48,666
Life insurance assets	10,664			12,447			12,702
All other assets[2]	61,938			60,111			57,913
Total non-interest earning assets	109,680			112,231			121,712
Total assets	884,624			864,525			843,555

[1]            Loans and other receivables are stated net of provisions for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

[2]            Include property and equipment, intangible assets, deferred tax assets, non-interest bearing loans relating to mortgage offset accounts and other assets.

2018 Westpac Group Annual Report	189

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

Consolidated	2018			2017			2016
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	16,180	262	1.6	15,740	241	1.5	16,570	301	1.8
New Zealand	1,135	17	1.5	642	9	1.4	567	10	1.8
Other overseas	1,963	40	2.0	2,451	29	1.2	2,811	34	1.2
Deposits and other borrowings:
Australia	422,006	7,308	1.7	409,586	7,344	1.8	376,115	7,801	2.1
New Zealand	51,368	1,196	2.3	51,042	1,173	2.3	48,251	1,280	2.7
Other overseas	26,599	517	1.9	24,085	351	1.5	29,336	288	1.0
Loan capital:
Australia	15,028	635	4.2	15,841	638	4.0	12,150	513	4.2
New Zealand	1,645	84	5.1	43	2	4.7	-	-	-
Other overseas	1,324	55	4.2	1,324	53	4.0	1,687	76	4.5
Other interest bearing liabilities[1]:
Australia	163,949	5,369	3.3	157,842	5,117	3.2	164,871	5,574	3.4
New Zealand	14,218	580	4.1	15,821	747	4.7	14,067	787	5.6
Other overseas	94	3	3.2	507	12	2.4	851	10	1.2
Total interest bearing liabilities and interest expense	715,509	16,066	2.2	694,924	15,716	2.3	667,276	16,674	2.5
Non-interest bearing liabilities Deposits and payables due to other financial institutions:
Australia	42,377			40,514			36,594
New Zealand	5,289			4,716			4,105
Other overseas	824			869			1,023
Derivative financial instruments	37,504			42,780			55,956
Life insurance liabilities	8,874			10,560			10,985
All other liabilities[2]	12,199			11,586			11,145
Total non-interest bearing liabilities	107,067			111,025			119,808
Total liabilities	822,576			805,949			787,084
Shareholders’ equity	62,017			58,556			55,896
Non-controlling interests	31			20			575
Total equity	62,048			58,576			56,471
Total liabilities and equity	884,624			864,525			843,555

[1] Include net impact of Treasury balance sheet management activities and the Bank Levy. [2] Include other liabilities, provisions, current and deferred tax liabilities.

190	2018 Westpac Group Annual Report

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

Calculation of variances

▪                  volume changes are determined based on the movements in average asset and liability balances;

▪                  interest rate changes are determined based on the change in interest rate associated with those assets and liabilities.

Where variances arise due to a combination of volume and interest rate changes, the absolute dollar value of each change is allocated in proportion to their impact on the total change.

Consolidated	2018			2017
	Change Due to			Change Due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Receivables due from other financial institutions:
Australia	(36)	31	(5)	(19)	17	(2)
New Zealand	(5)	3	(2)	5	(3)	2
Other overseas	5	-	5	(3)	13	10
Trading securities and financial assets designated at fair value:
Australia	(23)	30	7	(6)	(59)	(65)
New Zealand	(16)	-	(16)	4	(26)	(22)
Other overseas	(13)	6	(7)	(2)	2	-
Available-for-sale securities:
Australia	90	29	119	141	(149)	(8)
New Zealand	(7)	(4)	(11)	13	(7)	6
Other overseas	17	(6)	11	(14)	3	(11)
Regulatory deposits with central banks overseas:
Other overseas	-	6	6	(2)	6	4
Loans and other receivables:
Australia	972	(35)	937	1,217	(1,607)	(390)
New Zealand	41	13	54	242	(399)	(157)
Other overseas	52	189	241	(25)	68	43
Total change in interest income Interest bearing liabilities	1,077	262	1,339	1,551	(2,141)	(590)
Payables due to other financial institutions:
Australia	7	14	21	(15)	(45)	(60)
New Zealand	7	1	8	1	(2)	(1)
Other overseas	(6)	17	11	(4)	(1)	(5)
Deposits and other borrowings:
Australia	223	(259)	(36)	693	(1,150)	(457)
New Zealand	7	16	23	75	(182)	(107)
Other overseas	37	129	166	(52)	115	63
Loan capital:
Australia	(33)	30	(3)	156	(31)	125
New Zealand	75	7	82	2	-	2
Other overseas	-	2	2	(16)	(7)	(23)
Other interest bearing liabilities:
Australia	198	54	252	(237)	(220)	(457)
New Zealand	(76)	(91)	(167)	98	(138)	(40)
Other overseas	(10)	1	(9)	(5)	7	2
Total change in interest expense	429	(79)	350	696	(1,654)	(958)
Change in net interest income:
Australia	608	216	824	736	(352)	384
New Zealand	-	79	79	88	(113)	(25)
Other overseas	40	46	86	31	(22)	9
Total change in net interest income	648	341	989	855	(487)	368

2018 Westpac Group Annual Report	191

Notes to the financial statements

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Accounting policy

Recognition

Purchases and sales of regular way financial assets, except for loans and receivables, are recognised on trade-date; the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised on settlement date, when cash is advanced to the borrowers.

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

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Conduit assets[1]	-	392	-	-
Cash collateral	4,332	4,834	4,267	4,462
Interbank lending	1,458	1,902	1,444	1,895
Total receivables due from other financial institutions	5,790	7,128	5,711	6,357

[1] Further information on conduit assets is disclosed in Note 25. Conduit assets are only available to meet associated conduit liabilities disclosed in Note 19.

192	2018 Westpac Group Annual Report

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

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Trading securities	17,779	15,860	15,288	16,673	14,151
Securities purchased under agreement to resell	1,379	6,887	3,260	1,379	6,887
Other financial assets designated at fair value	2,976	2,577	2,620	2,365	1,908
Total trading securities and financial assets designated at fair value	22,134	25,324	21,168	20,417	22,946

Trading securities include the following:
	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Government and semi-government securities	13,062	11,339	9,267	12,253	10,452
Other debt securities	4,622	4,453	5,960	4,325	3,631
Equity securities	8	11	7	8	11
Other	87	57	54	87	57
Total trading securities	17,779	15,860	15,288	16,673	14,151

Other financial assets designated at fair value include:
	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Other debt securities	2,715	2,259	2,319	2,302	1,848
Equity securities	261	318	301	63	60
Total other financial assets designated at fair value	2,976	2,577	2,620	2,365	1,908

2018 Westpac Group Annual Report	193

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

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Available-for-sale securities
Government and semi-government securities	42,979	43,382	46,255	40,345	40,491
Other debt securities	17,756	16,863	14,323	16,101	15,252
Equity securities[1]	384	465	87	67	57
Total available-for-sale securities	61,119	60,710	60,665	56,513	55,800

The following table shows the maturities of the Group’s available-for-sale securities as at 30 September 2018 and their weighted-average yield. There are no tax-exempt securities.

	Within		Over 1 Year		Over 5 Years		Over		No Specific			Weighted
	1 Year		to 5 Years		to 10 Years		10 Years		Maturity		Total	Average
2018	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Government and semi- government securities	4,780	3.1%	25,126	3.3%	13,073	2.9%	-	-	-	-	42,979	3.2%
Other debt securities	2,118	3.0%	15,638	2.9%	-	-	-	-	-	-	17,756	2.9%
Equity securities	-	-	-	-	-	-	-	-	384	-	384	-
Total by maturity	6,898		40,764		13,073		-		384		61,119

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Available-for-sale securities include:

▪             US Government treasury notes of $5,229 million (2017: $6,796 million, 2016: $6,413 million); and

▪             total holdings of debt securities, where the aggregate book value exceeds 10% of equity attributable to Westpac’s owners:

-        Queensland Treasury Corporation totalling $11,144 million; and

-        Australian Commonwealth Government totalling $10,657 million.

[1]            Certain equity securities are measured at cost because their fair value cannot be reliably measured (there is no active market and quoted prices are not available). 2018: nil for the Group (2017: nil, 2016: $59 million) and nil for the Parent Entity (2017: nil).

194	2018 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans

Accounting policy

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees. Except for a portfolio of fixed rate bills (see below), loans are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provisions for impairment.

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

The loan portfolio is disaggregated by location of booking office and product type, as follows:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Australia
Housing	444,741	427,167	444,730	427,155
Personal (loans and cards)	21,079	21,952	20,090	19,905
Business	154,347	150,542	150,580	146,143
Margin lending	1,830	1,885	1,830	1,885
Other	88	100	88	100
Total Australia	622,085	601,646	617,318	595,188
New Zealand
Housing	44,772	43,198	-	-
Personal (loans and cards)	1,793	1,856	-	-
Business	27,701	26,667	376	321
Other	76	85	-	-
Total New Zealand	74,342	71,806	376	321
Other overseas
Trade finance	3,600	2,818	3,600	2,818
Other	12,477	11,515	11,281	10,283
Total other overseas	16,077	14,333	14,881	13,101
Total loans	712,504	687,785	632,575	608,610
Provisions for impairment charges on loans (refer to Note 14)	(2,814)	(2,866)	(2,407)	(2,373)
Total net loans[1,2]	709,690	684,919	630,168	606,237

[1]           Total net loans include $3,250 million (2017: $4,587 million) of fixed rate bills designated at fair value to reduce an accounting mismatch. The change in fair value of fixed rate bills attributable to credit risk recognised during the year was $1 million (2017: $6 million) for both the Group and Parent Entity. The cumulative change in fair value of the fixed rate bills attributable to credit risk was a decrease of $22 million (2017: $23 million decrease) for both the Group and Parent Entity.

[2]           Total net loans include securitised loans of:

-            Group - 2018 $7,135 million (2017: $7,651 million)

-            Parent - 2018 $85,965 million (2017: $82,135 million)

2018 Westpac Group Annual Report	195

Notes to the financial statements

Note 13. Loans (continued)

Loans included the following finance lease receivables:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Gross investment in finance lease receivables:
Due within one year	692	661	473	433
Due after one year but not later than five years	4,866	4,619	3,804	3,349
Due after five years	595	301	563	237
Unearned future finance income on finance lease receivables	(870)	(796)	(727)	(606)
Net investment in finance lease receivables	5,283	4,785	4,113	3,413
Accumulated allowance for uncollectable minimum lease payments	(8)	(6)	(3)	(2)
Net investment in finance lease receivables after accumulated allowance	5,275	4,779	4,110	3,411
The net investment in finance lease receivables may be analysed as follows:
Due within one year	677	634	458	416
Due after one year but not later than five years	4,116	3,913	3,192	2,809
Due after five years	490	238	463	188
Total net investment in finance lease receivables	5,283	4,785	4,113	3,413

196	2018 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

The following table shows loans presented based on their industry classification:

Consolidated
$m	2018	2017	2016	2015	2014
Australia
Accommodation, cafes and restaurants	8,297	8,177	7,536	7,490	7,273
Agriculture, forestry and fishing	8,642	8,182	7,953	7,667	7,246
Construction	6,751	6,043	5,797	5,596	5,533
Finance and insurance	14,059	12,923	14,298	13,175	12,202
Government, administration and defence	628	554	675	796	750
Manufacturing	9,298	9,054	9,140	9,342	8,876
Mining	3,311	3,025	3,641	4,415	3,207
Property	45,471	43,220	44,785	44,667	41,718
Property services and business services	13,477	12,050	11,674	10,703	10,045
Services	12,158	12,950	12,362	10,798	9,629
Trade	16,501	16,063	16,044	15,484	14,449
Transport and storage	8,853	8,624	9,015	9,940	9,186
Utilities	4,350	5,237	4,025	3,554	3,232
Retail lending	463,609	451,315	429,522	400,441	376,662
Other	6,680	4,229	2,777	1,587	1,247
Total Australia	622,085	601,646	579,244	545,655	511,255
New Zealand
Accommodation, cafes and restaurants	323	290	256	182	159
Agriculture, forestry and fishing	8,138	7,772	7,788	6,860	6,019
Construction	502	447	396	359	361
Finance and insurance	2,903	2,478	2,682	1,725	1,158
Government, administration and defence	114	137	163	292	350
Manufacturing	2,199	2,090	2,324	2,110	1,848
Mining	206	141	280	407	484
Property	5,997	5,858	5,925	5,301	5,116
Property services and business services	1,073	1,113	1,084	925	869
Services	1,733	1,810	1,396	1,173	996
Trade	2,509	2,163	2,333	2,003	1,878
Transport and storage	1,029	1,080	1,257	1,094	868
Utilities	1,003	1,237	1,600	1,021	1,004
Retail lending	46,613	45,190	45,011	40,277	37,222
Other	-	-	-	-	138
Total New Zealand	74,342	71,806	72,495	63,729	58,470
Other overseas
Accommodation, cafes and restaurants	112	97	118	111	127
Agriculture, forestry and fishing	19	5	12	568	465
Construction	71	55	147	247	120
Finance and insurance	4,098	4,289	2,767	4,297	2,006
Government, administration and defence	25	4	4	130	35
Manufacturing	3,257	2,982	2,619	3,848	2,886
Mining	322	349	535	778	1,617
Property	467	491	479	409	352
Property services and business services	1,684	540	526	403	140
Services	205	205	99	182	242
Trade	2,988	2,680	3,463	2,898	3,248
Transport and storage	1,232	1,389	1,186	1,099	689
Utilities	736	514	442	722	701
Retail lending	683	657	1,120	1,191	1,111
Other	178	76	-	77	52
Total other overseas	16,077	14,333	13,517	16,960	13,791
Total loans	712,504	687,785	665,256	626,344	583,516
Provisions for impairment charges on loans	(2,814)	(2,866)	(3,330)	(3,028)	(3,173)
Total net loans	709,690	684,919	661,926	623,316	580,343

2018 Westpac Group Annual Report	197

Notes to the financial statements

Note 13. Loans (continued)

Parent Entity
$m	2018	2017
Australia
Accommodation, cafes and restaurants	8,228	8,098
Agriculture, forestry and fishing	8,584	8,063
Construction	6,247	5,440
Finance and insurance	14,006	12,882
Government, administration and defence	620	541
Manufacturing	9,072	8,782
Mining	3,279	2,985
Property	45,471	43,220
Property services and business services	12,433	10,979
Services	11,891	12,605
Trade	16,291	15,760
Transport and storage	8,456	8,167
Utilities	4,324	5,206
Retail lending	462,568	449,207
Other	5,848	3,253
Total Australia	617,318	595,188
New Zealand
Accommodation, cafes and restaurants	-	-
Agriculture, forestry and fishing	2	1
Construction	5	3
Finance and insurance	-	-
Government, administration and defence	-	-
Manufacturing	98	88
Mining	-	-
Property	-	-
Property services and business services	8	9
Services	-	1
Trade	263	217
Transport and storage	-	-
Utilities	-	-
Retail lending	-	-
Other	-	2
Total New Zealand	376	321
Other overseas
Accommodation, cafes and restaurants	70	88
Agriculture, forestry and fishing	4	4
Construction	59	44
Finance and insurance	4,093	4,284
Government, administration and defence	24	3
Manufacturing	3,253	2,969
Mining	323	349
Property	234	288
Property services and business services	1,595	525
Services	187	74
Trade	2,802	2,446
Transport and storage	1,127	1,159
Utilities	734	508
Retail lending	277	280
Other	99	80
Total other overseas	14,881	13,101
Total loans	632,575	608,610
Provisions for impairment charges on loans	(2,407)	(2,373)
Total net loans	630,168	606,237

198	2018 Westpac Group Annual Report

Notes to the financial statements

Note 13. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2018:

Consolidated 2018
$m	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
Loans by type of customer in Australia
Accommodation, cafes and restaurants	3,381	4,457	459	8,297
Agriculture, forestry and fishing	3,173	4,763	706	8,642
Construction	1,647	4,301	803	6,751
Finance and insurance	7,465	4,896	1,698	14,059
Government, administration and defence	125	174	329	628
Manufacturing	3,263	4,701	1,334	9,298
Mining	548	1,281	1,482	3,311
Property	19,019	22,782	3,670	45,471
Property services and business services	4,029	7,547	1,901	13,477
Services	3,248	7,185	1,725	12,158
Trade	6,737	8,048	1,716	16,501
Transport and storage	1,688	5,660	1,505	8,853
Utilities	1,105	2,625	620	4,350
Retail lending	14,618	24,316	424,675	463,609
Other	1,076	4,097	1,507	6,680
Total Australia	71,122	106,833	444,130	622,085
Total overseas	24,824	18,958	46,637	90,419
Total loans	95,946	125,791	490,767	712,504

Consolidated	2018			2017
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
$m	Rates	Rates	Total	Rates	Rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	423,886	127,077	550,963	417,643	117,326	534,969
By offices overseas	18,816	46,779	65,595	18,371	44,428	62,799
Total loans maturing after one year	442,702	173,856	616,558	436,014	161,754	597,768

2018 Westpac Group Annual Report	199

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

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Individually assessed provisions
Opening balance	480	869	669	417	752
Provisions raised	371	610	727	341	581
Write-backs	(150)	(288)	(210)	(131)	(218)
Write-offs	(269)	(688)	(287)	(248)	(681)
Interest adjustment	(11)	(16)	(13)	(11)	(16)
Other adjustments	1	(7)	(17)	7	(1)
Closing balance	422	480	869	375	417
Collectively assessed provisions
Opening balance	2,639	2,733	2,663	2,180	2,198
Provisions raised	668	699	744	610	628
Write-offs	(858)	(968)	(902)	(742)	(810)
Interest adjustment	179	188	193	148	152
Other adjustments	3	(13)	35	42	12
Closing balance	2,631	2,639	2,733	2,238	2,180
Total provisions for impairment charges on loans and credit commitments	3,053	3,119	3,602	2,613	2,597
Less provisions for credit commitments (refer to Note 28)	(239)	(253)	(272)	(206)	(224)
Total provisions for impairment charges on loans	2,814	2,866	3,330	2,407	2,373

200	2018 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

Consolidated	2018		2017		2016		2015		2014
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	9	0.3	15	0.5	39	1.1	38	1.1	47	1.4
Agriculture, forestry and fishing	13	0.4	9	0.3	21	0.6	23	0.7	47	1.4
Construction	24	0.8	20	0.6	23	0.6	20	0.6	61	1.8
Finance and insurance	25	0.8	6	0.2	15	0.4	23	0.7	24	0.7
Manufacturing	49	1.6	40	1.3	120	3.4	41	1.2	36	1.0
Mining	9	0.3	19	0.6	41	1.1	11	0.3	15	0.4
Property	47	1.5	74	2.4	125	3.5	127	3.9	200	5.7
Property services and business services	35	1.1	77	2.5	215	6.0	97	2.9	83	2.4
Services	27	0.9	25	0.8	16	0.4	20	0.6	32	0.9
Trade	39	1.3	37	1.2	62	1.7	39	1.2	70	2.0
Transport and storage	16	0.5	14	0.4	14	0.4	54	1.6	12	0.3
Utilities	-	-	-	-	-	-	-	-	2	0.1
Retail lending	92	3.0	94	3.0	57	1.6	57	1.7	60	1.7
Other	2	0.1	3	0.1	4	0.1	3	0.1	2	0.1
Total Australia	387	12.6	433	13.9	752	20.9	553	16.6	691	19.9
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	13	0.4	11	0.4	11	0.3	6	0.2	6	0.2
Construction	-	-	-	-	1	-	1	-	1	-
Finance and insurance	-	-	-	-	-	-	-	-	-	-
Manufacturing	6	0.2	4	0.1	34	0.9	33	1.0	33	0.9
Mining	-	-	-	-	14	0.4	13	0.4	36	1.0
Property	6	0.2	20	0.6	31	0.9	42	1.3	38	1.1
Property services and business services	-	-	-	-	1	-	1	-	-	-
Services	1	0.1	2	0.1	2	0.1	2	0.1	1	-
Trade	-	-	1	-	1	-	1	-	2	0.1
Transport and storage	-	-	-	-	-	-	-	-	1	-
Utilities	-	-	-	-	-	-	-	-	-	-
Retail lending	7	0.2	7	0.2	4	0.1	8	0.2	10	0.3
Total New Zealand	33	1.1	45	1.4	99	2.7	107	3.2	128	3.6
Total other overseas	2	0.1	2	0.1	18	0.5	9	0.3	48	1.4
Total individually assessed provisions	422	13.8	480	15.4	869	24.1	669	20.1	867	24.9
Total collectively assessed provisions	2,631	86.2	2,639	84.6	2,733	75.9	2,663	79.9	2,614	75.1
Total provisions for impairment charges and credit commitments	3,053	100.0	3,119	100.0	3,602	100.0	3,332	100.0	3,481	100.0

2018 Westpac Group Annual Report	201

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2018	2017	2016	2015	2014
Write-offs
Australia
Accommodation, cafes and restaurants	(14)	(38)	(17)	(40)	(26)
Agriculture, forestry and fishing	(12)	(10)	(12)	(36)	(60)
Construction	(23)	(30)	(20)	(40)	(37)
Finance and insurance	(4)	(6)	(13)	(12)	(10)
Manufacturing	(12)	(105)	(21)	(20)	(85)
Mining	(14)	(46)	(18)	(17)	(4)
Property	(39)	(76)	(44)	(104)	(182)
Property services and business services	(44)	(203)	(43)	(70)	(50)
Services	(24)	(97)	(36)	(18)	(22)
Trade	(56)	(59)	(30)	(56)	(70)
Transport and storage	(17)	(17)	(48)	(24)	(43)
Utilities	(1)	-	(1)	(2)	(3)
Retail lending	(793)	(898)	(803)	(658)	(603)
Other	(5)	(17)	(13)	(13)	(14)
Total Australia	(1,058)	(1,602)	(1,119)	(1,110)	(1,209)
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	(2)
Agriculture, forestry and fishing	-	-	(1)	(3)	(10)
Construction	(1)	(1)	(1)	-	(5)
Finance and insurance	-	-	-	-	(10)
Manufacturing	-	-	-	(1)	(1)
Mining	-	-	-	(28)	(10)
Property	(13)	(2)	(10)	(18)	(41)
Property services and business services	-	-	(2)	-	-
Services	(1)	-	-	(1)	(37)
Trade	(1)	(1)	(1)	(4)	(3)
Transport and storage	-	-	-	-	-
Utilities	-	-	-	-	-
Retail lending	(53)	(49)	(51)	(55)	(49)
Other	-	-	(1)	-	-
Total New Zealand	(69)	(53)	(67)	(110)	(168)
Total other overseas	-	(1)	(3)	(18)	(31)
Total write-offs	(1,127)	(1,656)	(1,189)	(1,238)	(1,408)
Write-offs in relation to:
Collectively assessed provisions	(858)	(968)	(902)	(793)	(702)
Individually assessed provisions	(269)	(688)	(287)	(445)	(706)
Total write-offs	(1,127)	(1,656)	(1,189)	(1,238)	(1,408)

202	2018 Westpac Group Annual Report

Notes to the financial statements

Note 14. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2018	2017	2016	2015	2014
Recoveries
Australia
Accommodation, cafes and restaurants	1	3	-	-	-
Agriculture, forestry and fishing	-	-	-	-	-
Construction	1	2	1	4	2
Finance and insurance	1	1	34	8	8
Manufacturing	-	2	1	3	3
Mining	1	1	-	-	-
Property	7	10	3	15	12
Property services and business services	1	3	2	2	-
Services	1	-	2	1	-
Trade	2	3	1	1	1
Transport and storage	1	1	1	-	-
Utilities	-	-	-	-	2
Retail lending	139	118	84	78	62
Other	-	5	2	1	2
Total Australia	155	149	131	113	92
Total New Zealand	24	19	6	18	14
Total other overseas	-	-	-	-	-
Total recoveries	179	168	137	131	106
Total write-offs	(1,127)	(1,656)	(1,189)	(1,238)	(1,408)
Net write-offs and recoveries	(948)	(1,488)	(1,052)	(1,107)	(1,302)

Note 15. Life insurance assets and life insurance liabilities

Accounting policy

The Group conducts its life insurance business in Australia primarily through Westpac Life Insurance Services Limited and separate statutory funds registered under the Life Insurance Act 1995 (Life Act) and in New Zealand through Westpac Life-NZ-Limited which are separate statutory funds licensed under the Insurance (Prudential Supervision) Act 2010.

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

The Life Act places restrictions on life insurance assets, including that they can only be used:

▪                  to meet the liabilities and expenses of that statutory fund;

▪                  to acquire investments to further the business of the statutory fund; or

▪                  as a distribution, when the statutory fund has met its solvency and capital adequacy requirements.

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

2018 Westpac Group Annual Report	203

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

Life insurance assets

Consolidated
$m	2018	2017[1]
Investments held directly and in unit trusts
Equities	1,223	2,515
Debt securities	1,622	2,025
Unit trusts	6,545	6,093
Loans and other assets	60	10
Total life insurance assets	9,450	10,643

There were no life insurance assets in the Parent Entity as at 30 September 2018 (2017: nil).

Life insurance liabilities

Consolidated	Life Investment		Life Insurance
Reconciliation of movements in policy liabilities	Contracts		Contracts		Total
$m	2018	2017	2018	2017	2018	2017
Opening balance	9,854	13,234	(835)	(873)	9,019	12,361
Movements in policy liabilities reflected in the income statement	704	544	(6)	38	698	582
Contract contributions recognised in policy liabilities	738	790	-	-	738	790
Contract withdrawals recognised in policy liabilities	(1,115)	(1,214)	-	-	(1,115)	(1,214)
Contract fees, expenses and tax recoveries	(104)	(100)	-	-	(104)	(100)
Change in external unit holders of managed investment schemes	(1,639)	(3,400)	-	-	(1,639)	(3,400)
Closing balance	8,438	9,854	(841)	(835)	7,597	9,019

There were no life insurance liabilities in the Parent Entity as at 30 September 2018 (2017: nil).

[1] Comparatives have been restated for consistency.

204	2018 Westpac Group Annual Report

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

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Cash collateral	2,171	2,429	1,735	2,304
Offshore central bank deposits	3,397	3,108	3,397	3,108
Interbank borrowing	6,564	6,953	6,545	6,946
Security repurchase agreements[1]	6,005	9,417	6,005	9,417
Total payables due to other financial institutions	18,137	21,907	17,682	21,775

[1] The carrying value of securities pledged under repurchase agreements for the Group and the Parent Entity is $8,884 million (2017: $15,192 million).

2018 Westpac Group Annual Report	205

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

Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Australia
Certificates of deposit	28,746	37,515	28,746	37,515
Non-interest bearing, repayable at call	41,783	40,324	41,783	40,324
Other interest bearing at call[1]	233,052	224,268	233,052	223,686
Other interest bearing term[1]	171,832	156,249	171,832	156,249
Total Australia	475,413	458,356	475,413	457,774
New Zealand
Certificates of deposit	1,116	546	-	-
Non-interest bearing, repayable at call	5,406	4,853	-	-
Other interest bearing at call	21,368	21,273	-	-
Other interest bearing term	29,897	27,620	3	-
Total New Zealand	57,787	54,292	3	-
Other overseas
Certificates of deposit	11,672	8,860	11,672	8,860
Non-interest bearing, repayable at call	830	810	352	322
Other interest bearing at call	1,638	1,505	1,249	1,150
Other interest bearing term	11,945	9,768	11,779	9,587
Total other overseas	26,085	20,943	25,052	19,919
Total deposits and other borrowings	559,285	533,591	500,468	477,693
Deposits and other borrowings at fair value[2]	41,178	46,569	40,062	46,023
Deposits and other borrowings at amortised cost	518,107	487,022	460,406	431,670
Total deposits and other borrowings	559,285	533,591	500,468	477,693

[1] Comparatives have been revised for consistency.
[2] The contractual outstanding amount payable at maturity for the Group is $41,330 million (2017: $46,713 million) and for the Parent Entity is $40,214 million (2017: $46,168 million).

206	2018 Westpac Group Annual Report

Notes to the financial statements

Note 17. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

Consolidated	2018		2017		2016
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	41,156		39,355		35,732
Certificates of deposit	31,424	2.0%	33,350	2.0%	31,165	2.4%
Other interest bearing at call[1]	228,328	1.2%	222,122	1.1%	208,333	1.5%
Other interest bearing term[1]	162,254	2.5%	154,114	2.7%	136,617	2.9%
Total Australia	463,162		448,941		411,847
Overseas
Non-interest bearing	6,021		5,527		5,051
Certificates of deposit	13,008	1.9%	13,151	1.4%	16,938	0.9%
Other interest bearing at call	23,017	1.2%	24,163	1.3%	24,686	1.9%
Other interest bearing term	41,942	2.8%	37,813	2.7%	35,963	2.7%
Total overseas	83,988		80,654		82,638

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

Consolidated 2018			Between
		Between	6 Months
	Less Than	3 and	and
$m	3 Months	6 Months	1 Year	Over 1 Year	Total
Certificates of deposit greater than US$100,000	14,181	13,176	1,285	104	28,746
Term deposits greater than US$100,000	84,292	30,627	27,139	8,848	150,906

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

Interest expense is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Security repurchase agreements[2]	3,517	3,543	3,517	3,525
Securities sold short	780	513	780	513
Total other financial liabilities at fair value through income statement	4,297	4,056	4,297	4,038

At maturity, the Group is contractually required to pay $4,298 million (2017: $4,056 million), and the Parent Entity $4,298 million (2017: $4,038 million) to holders of these financial liabilities.

[1] Comparatives have been revised for consistency.
[2] The carrying value of securities pledged under repurchase agreements for the Group is $3,608 million (2017: $3,554 million) and for the Parent Entity is $3,608 million (2017: $3,536 million).

2018 Westpac Group Annual Report	207

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

Debt issues are designated at fair value if they reduce or eliminate an accounting mismatch or contain an embedded derivative.

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

In the table below, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Short-term debt:
Own issuances[1]	26,266	31,514	26,266	30,002
Customer conduits[2]	-	392	-	-
Acceptances	-	6	-	6
Total short-term debt[1]	26,266	31,912	26,266	30,008
Long-term debt:
Covered bonds	35,434	34,516	30,268	29,698
Senior[1]	103,159	93,476	95,754	84,410
Securitisation	7,588	8,209	-	-
Structured notes	149	243	-	-
Total long-term debt[1]	146,330	136,444	126,022	114,108
Total debt issues	172,596	168,356	152,288	144,116
Debt issues at fair value[3]	3,355	4,673	3,223	2,940
Debt issues at amortised cost	169,241	163,683	149,065	141,176
Total debt issues	172,596	168,356	152,288	144,116
Movement Reconciliation ($m)
Balance as at 1 October 2017	168,356		144,116
Issuances	59,456		57,440
Maturities, repayments, buy backs and reductions	(64,698)		(58,005)
Other cash movements	-		-
Total cash movements	(5,242)		(565)
Foreign exchange translation impact	11,022		10,252
Fair value adjustments	(244)		(240)
Fair value hedge accounting adjustments	(1,313)		(1,288)
Other (amortisation of bond issue costs, etc.)	17		13
Total non-cash movements	9,482		8,737
Balance as at 30 September 2018	172,596		152,288

[1] Comparatives have been revised for consistency.
[2] Further information on customer conduits is disclosed in Note 25.

[3]            The contractual outstanding amount payable at maturity for the Group is $3,475 million (2017: $4,604 million) and for the Parent Entity is $3,344 million (2017: $2,875 million). The cumulative change in the fair value of debt issues which is attributable to changes in Westpac’s own credit risk is a decrease of $45 million (2017: $2 million decrease) for the Group and Parent Entity.

208	2018 Westpac Group Annual Report

Notes to the financial statements

Note 19. Debt issues (continued)

Consolidated
$m		2018	2017
Short-term debt
Own issuances:
US commercial paper		18,675	26,167
Senior debt[1]:
AUD		550	1,900
GBP		6,604	2,916
Other		437	531
Total own issuances[1]		26,266	31,514
Asset backed commercial paper (by currency):
AUD		-	392
Total assets backed commercial paper		-	392
Acceptances		-	6
Total short-term debt		26,266	31,912
Long-term debt (by currency)[1]:
AUD		37,571	35,780
CHF		2,953	1,903
EUR		31,734	25,049
GBP		5,290	4,922
JPY		3,226	2,137
NZD		2,294	3,416
USD		60,336	60,971
Other		2,926	2,266
Total long-term debt[1]		146,330	136,444

Consolidated
$m	2018	2017	2016
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	28,331	27,456	36,478
Approximate average amount outstanding	23,315	23,025	26,351
Approximate weighted average interest rate on:
Average amount outstanding	2.0%	1.3%	0.7%
Outstanding as at end of the year	2.5%	1.2%	0.9%

The Group manages foreign exchange exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 21.

[1] Comparatives have been revised for consistency.

2018 Westpac Group Annual Report	209

Notes to the financial statements

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

R

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Additional Tier 1 (AT1) loan capital
Convertible preference shares	-	1,188	-	1,188
Westpac capital notes	7,370	5,684	7,370	5,684
USD AT1 securities	1,585	1,556	1,585	1,556
Total AT1 loan capital	8,955	8,428	8,955	8,428
Tier 2 loan capital
Subordinated notes	7,822	8,789	7,822	8,789
Subordinated perpetual notes	488	449	488	449
Total Tier 2 loan capital	8,310	9,238	8,310	9,238
Total loan capital	17,265	17,666	17,265	17,666
Movement Reconciliation ($m)
Balance as at 1 October 2017	17,666		17,666
Issuances	2,342		2,342
Maturities, repayments, buy backs and reductions	(2,387)		(2,387)
Total cash movements	(45)		(45)
Foreign exchange translation impact	449		449
Fair value hedge accounting adjustments	(257)		(257)
Conversion of Convertible Preference Shares to ordinary shares[1]	(566)		(566)
Other (amortisation of bond issue costs, etc.)	18		18
Total non-cash movements	(356)		(356)
Balance as at 30 September 2018	17,265		17,265

[1] Refer to AT1 loan capital discussion in the next page and Note 41.

210	2018 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments are provided below1.

Consolidated and Parent Entity
	Dividend/distribution/	Potential scheduled	Optional
$m	interest rate	conversion date[2]	redemption date[3]	2018	2017

Westpac convertible preference shares (CPS)
$1,189 million CPS	(180 day bank bill rate + 3.25% p.a.)	31 March 2020	31 March 2018[4]	-	1,188
	x (1 - Australian corporate tax rate)
Total convertible preference shares				-	1,188

Westpac capital notes (WCN)
$1,384 million WCN	(90 day bank bill rate + 3.20% p.a.)	8 March 2021	8 March 2019	1,382	1,379
	x (1 - Australian corporate tax rate)
$1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.)	23 September 2024	23 September 2022	1,305	1,304
	x (1 - Australian corporate tax rate)
$1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.)	22 March 2023	22 March 2021	1,316	1,313
	x (1 - Australian corporate tax rate)
$1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.)	20 December 2023	20 December 2021	1,691	1,688
	x (1 - Australian corporate tax rate)
$1,690 million WCN5	(90 day bank bill rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,676	-
	x (1 - Australian corporate tax rate)
Total Westpac capital notes				7,370	5,684

USD AT1 securities
US$1,250 million securities	5.000% p.a. until but excluding	n/a	21 September 2027[6]	1,585	1,556
	21 September 2027 (first reset date).
	If not redeemed, converted or
	written-off earlier, from, and
	including, each reset date[5] to, but
	excluding, the next succeeding
	reset date, at a fixed rate p.a. equal
	to the prevailing 5-year USD mid-
	market swap rate plus 2.888% p.a.
Total USD AT1 securities				1,585	1,556

Common features of AT1 instruments

Payment conditions

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

Broadly, if for any reason a distribution or interest payment has not been paid in full on the relevant payment date, Westpac must not determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buy back or capital reduction of Westpac ordinary shares, unless the unpaid payment is paid in full within 20 business days of the relevant payment date or in certain other circumstances.

1 A$ unless otherwise noted.

[2]            Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied.

[3] Westpac may elect to redeem the relevant AT1 instrument, subject to APRA’s prior written approval.

4            On 13 March 2018, $623 million of CPS were transferred to the Westpac CPS nominated party for $100 each pursuant to the Westpac Capital Notes 5 reinvestment offer. Those CPS were subsequently bought back and cancelled by Westpac. On 3 April 2018, the remaining $566 million of CPS were transferred to the Westpac CPS nominated party for $100 each. Following the transfer, those remaining CPS were converted into 19,189,765 ordinary shares.

[5] 21 September 2027 and every fifth anniversary thereafter is a reset date.
[6] Westpac may elect to redeem on 21 September 2027 and every fifth anniversary thereafter.

2018 Westpac Group Annual Report	211

Notes to the financial statements

Note 20. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

Scheduled Conversion

On the scheduled conversion date, provided certain conversion conditions are satisfied, it is expected that the relevant AT1 instrument1 will be converted and holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant AT1 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares will be calculated using the face value of the relevant AT1 instrument and the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date, including a 1% discount.

Capital Trigger Event or Non-Viability Trigger Event

Westpac will be required to convert some or all AT1 instruments into a variable number of Westpac ordinary shares upon the occurrence of a capital trigger event or non-viability trigger event. No conversion conditions apply in these circumstances.

A capital trigger event occurs when Westpac determines, or APRA notifies Westpac in writing that it believes, Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis2).

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

Following the occurrence of a capital trigger event or non-viability trigger event, if conversion of an AT1 instrument does not occur within five business days, holders’ rights in relation to the relevant AT1 instrument will be immediately and irrevocably terminated.

Early conversion

Westpac is able to elect to convert3, or may be required to convert, AT1 instruments early in certain circumstances. The terms of conversion and the conversion conditions are broadly similar to scheduled conversion.

Early redemption

Westpac is able to elect to redeem the relevant AT1 instrument on the optional redemption date or for certain taxation or regulatory reasons, subject to APRA’s prior written approval.

[1] Scheduled conversion does not apply to USD AT1 securities.

[2]            Level 1 comprises Westpac Banking Corporation and subsidiaries approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiaries except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

[3] Excludes WCN and USD AT1 securities.

212	2018 Westpac Group Annual Report

Notes to the financial statements

Note 20. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments are provided below1.

Consolidated and Parent Entity
			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2018	2017
Basel III transitional subordinated notes
US$350 million subordinated notes	Fixed 4.625% p.a.	1 June 2018	n/a	-	454
US$800 million subordinated notes	3.625% p.a. until but excluding 28 February 2018. Thereafter, if not	28 February 2023	28 February 2018[4]	-	1,018
	redeemed, fixed rate equal to 5-year US Treasury rate + 2.90% p.a.

Basel III fully compliant subordinated notes
A$925 million subordinated notes	90 day bank bill rate + 2.30% p.a.	22 August 2023	22 August 2018[4]	-	923
A$1,000 million subordinated notes	90 day bank bill rate + 2.05% p.a.	14 March 2024	14 March 2019	999	991
CNY1,250 million subordinated notes	4.85% p.a. until but excluding 9 February 2020. Thereafter, if not	9 February 2025	9 February 2020	252	239
	redeemed, a fixed rate per annum equal to the one-year CNH HIBOR
	reference rate plus 0.8345% p.a.
A$350 million subordinated notes	4.50% p.a. until but excluding 11 March 2022. Thereafter, if not redeemed,	11 March 2027	11 March 2022	347	350
	a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 1.95% p.a., the sum of which will be annualised.
S$325 million subordinated notes	4.00% p.a. until but excluding 12 August 2022. Thereafter, if not redeemed,	12 August 2027	12 August 2022	330	312
	a fixed rate per annum equal to the five-year SGD swap offer rate
	plus 1.54% p.a.
A$175 million subordinated notes	4.80% p.a. until but excluding 14 June 2023. Thereafter, if not redeemed,	14 June 2028	14 June 2023	171	171
	a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 2.65% p.a., each of which will be annualised.
US$100 million subordinated notes	Fixed 5.00% p.a.	23 February 2046	n/a	114	117
A$700 million subordinated notes	Floating 90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021	700	700
JPY20,000 million subordinated notes	Fixed 1.16% p.a.	19 May 2026	n/a	242	225
JPY10,200 million subordinated notes	Fixed 1.16% p.a.	2 June 2026	n/a	123	115
JPY10,000 million subordinated notes	Fixed 0.76% p.a.	9 June 2026	n/a	120	112
NZ$400 million subordinated notes	4.6950% p.a. until but excluding 1 September 2021. Thereafter, if not	1 September 2026	1 September 2021	358	357
	redeemed, a fixed rate per annum equal to the New Zealand 5-year swap
	rate on 1 September 2021 plus 2.60% p.a.
JPY8,000 million subordinated notes	0.9225% p.a until but excluding 7 October 2021. Thereafter, if not	7 October 2026	7 October 2021	97	90
	redeemed, a fixed rate per annum equal to the five-year JPY mid-swap
	rate plus 1.0005% p.a.
US$1,500 million subordinated notes	4.322% p.a. until but excluding 23 November 2026. Thereafter, if not	23 November 2031	23 November 2026	1,922	1,882
	redeemed, a fixed rate per annum equal to the five-year USD mid-swap
	rate plus 2.236% p.a.
JPY12,000 million subordinated notes	0.87% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed, a	6 July 2027	6 July 2022	146	136
	fixed rate per annum equal to the five-year JPY mid-swap rate
	plus 0.78% p.a.
JPY13,500 million subordinated notes	0.868% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed,	6 July 2027	6 July 2022	165	152
	a fixed rate per annum equal to the five-year JPY mid-swap rate
	plus 0.778% p.a.
HKD600 million subordinated notes	3.15% p.a. until but excluding 14 July 2022. Thereafter, if not redeemed, a	14 July 2027	14 July 2022	102	98
	fixed rate per annum equal to the five-year HKD mid-swap rate
	plus 1.34% p.a.
A$350 million subordinated notes	4.334% p.a. until but excluding 16 August 2024. Thereafter, if not	16 August 2029	16 August 2024	347	347
	redeemed, a fixed rate per annum equal to the five-year AUD
	semi-quarterly mid-swap reference rate plus 1.83% p.a., each of which will
	be annualised.
A$185 million subordinated notes	Fixed 5.00% p.a.	24 January 2048	n/a	185	-
A$250 million subordinated notes	90 day bank bill rate + 1.40% p.a.	16 February 2028	16 February 2023	250	-
A$130 million subordinated notes	Fixed 5.00% p.a.	2 March 2048	n/a	130	-
A$725 million subordinated notes	90 day bank bill rate + 1.80% p.a.	22 June 2028	22 June 2023	722	-
Total subordinated notes				7,822	8,789

[1] Excludes subordinated perpetual notes.
[2] Interest payments are made periodically as set out in the terms of the subordinated notes.

[3]            Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for US$1,500 million subordinated notes), subject to APRA’s prior written approval.

[4] The subordinated notes were redeemed in full on the relevant optional redemption date.

2018 Westpac Group Annual Report	213

Notes to the financial statements

Note 20. Loan capital (continued)

Common features of Basel III fully compliant subordinated notes

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment. These subordinated notes contain non-viability loss absorption requirements.

Non-viability trigger event

Westpac will be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur on similar terms as described under AT1 loan capital.

For each subordinated note converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant Tier 2 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares will be calculated in a manner similar to that described under AT1 loan capital for a non-viability trigger event. For each Tier 2 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

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

214	2018 Westpac Group Annual Report

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

Changes in the fair value of derivatives and the hedged asset or liability in fair value hedges are recognised in interest income. The carrying value of the hedged asset or liability is adjusted for the changes in fair value related to the hedged risk.

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

a.    Fair value hedges

The Group hedges its interest rate risk from fixed debt issuances and fixed rate assets with single currency interest rate derivatives.

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Change in fair value hedging instruments	(1,203)	(328)	(1,208)	(337)
Change in fair value hedge items attributed to hedged risk	1,192	292	1,197	306
Ineffectiveness in interest income	(11)	(36)	(11)	(31)

2018 Westpac Group Annual Report	215

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

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

Gross cash inflows and outflows on derivatives designated in cash flow hedges are, as a proportion of total gross cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 Years to	3 Years to	4 Years to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2018
Cash inflows	0.3%	2.1%	21.8%	23.8%	18.9%	19.1%	4.7%	9.3%
Cash outflows	0.5%	1.8%	22.4%	23.0%	19.5%	18.0%	4.9%	9.9%
2017
Cash inflows	3.2%	3.6%	15.6%	21.6%	17.5%	14.6%	14.7%	9.2%
Cash outflows	3.7%	3.6%	15.3%	20.6%	17.1%	15.4%	14.4%	9.9%

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Cash flow hedge ineffectiveness	(7)	14	(11)	18

c.    Dual fair value and cash flow hedges

Fixed rate foreign currency denominated debt is hedged using cross currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.    Net investment hedges

The Group uses foreign exchange forward contracts when hedging the currency translation risk of net investments in foreign operations. For both the Group and Parent Entity, ineffectiveness arising from net investment hedges amounted to nil (2017: nil).

216	2018 Westpac Group Annual Report

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

Consolidated 2018		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	189,853	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	168,132	11	(12)	-	-	-	-	-	-	11	(12)
Swap agreements	2,863,349	15,626	(15,580)	505	(4,751)	385	(550)	-	-	16,516	(20,881)
Options	39,067	165	(167)	-	-	-	-	-	-	165	(167)
Total interest rate contracts	3,260,401	15,802	(15,759)	505	(4,751)	385	(550)	-	-	16,692	(21,060)
Foreign exchange contracts
Spot and forward contracts	784,791	6,741	(6,418)	-	-	-	-	-	(32)	6,741	(6,450)
Cross currency swap agreements[2]	462,949	6,561	(9,019)	726	33	1,639	(215)	-	-	8,926	(9,201)
Options	22,281	120	(184)	-	-	-	-	-	-	120	(184)
Total foreign exchange contracts	1,270,021	13,422	(15,621)	726	33	1,639	(215)	-	(32)	15,787	(15,835)
Commodity contracts	6,735	246	(300)	-	-	-	-	-	-	246	(300)
Equities	96	1	-	-	-	-	-	-	-	1	-
Credit default swaps	13,536	102	(101)	-	-	-	-	-	-	102	(101)
Total of gross derivatives	4,550,789	29,573	(31,781)	1,231	(4,718)	2,024	(765)	-	(32)	32,828	(37,296)
Impact of netting arrangements[3]	-	(8,222)	8,912	(375)	3,633	(130)	344	-	-	(8,727)	12,889
Total of net derivatives	4,550,789	21,351	(22,869)	856	(1,085)	1,894	(421)	-	(32)	24,101	(24,407)

Consolidated 2017		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	132,785	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	215,934	21	(20)	-	-	-	-	-	-	21	(20)
Swap agreements	2,655,134	16,438	(15,361)	446	(3,241)	498	(707)	-	-	17,382	(19,309)
Options	69,016	156	(183)	-	-	-	-	-	-	156	(183)
Total interest rate contracts	3,072,869	16,615	(15,564)	446	(3,241)	498	(707)	-	-	17,559	(19,512)
Foreign exchange contracts
Spot and forward contracts	668,896	5,781	(6,027)	-	-	-	-	19	(19)	5,800	(6,046)
Cross currency swap agreements[2]	444,421	6,272	(7,893)	573	4	1,006	(744)	-	-	7,851	(8,633)
Options	13,604	124	(138)	-	-	-	-	-	-	124	(138)
Total foreign exchange contracts	1,126,921	12,177	(14,058)	573	4	1,006	(744)	19	(19)	13,775	(14,817)
Commodity contracts	7,772	270	(235)	-	-	-	-	-	-	270	(235)
Equities	202	3	-	-	-	-	-	-	-	3	-
Credit default swaps	10,907	79	(78)	-	-	-	-	-	-	79	(78)
Total of gross derivatives	4,218,671	29,144	(29,935)	1,019	(3,237)	1,504	(1,451)	19	(19)	31,686	(34,642)
Impact of netting arrangements[3]	-	(7,332)	7,178	(149)	1,782	(172)	307	-	-	(7,653)	9,267
Total of net derivatives	4,218,671	21,812	(22,757)	870	(1,455)	1,332	(1,144)	19	(19)	24,033	(25,375)

[1] The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

[2]            The unrealised foreign exchange gains or losses on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

[3] Consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Refer to Note 24.

2018 Westpac Group Annual Report	217

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

Parent Entity 2018		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	189,853	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	168,132	11	(12)	-	-	-	-	-	-	11	(12)
Swap agreements	2,859,358	15,659	(15,751)	489	(4,568)	352	(444)	-	-	16,500	(20,763)
Options	39,067	165	(167)	-	-	-	-	-	-	165	(167)
Total interest rate contracts	3,256,410	15,835	(15,930)	489	(4,568)	352	(444)	-	-	16,676	(20,942)
Foreign exchange contracts
Spot and forward contracts	784,438	6,737	(6,417)	-	-	-	-	-	(31)	6,737	(6,448)
Cross currency swap agreements[2]	456,251	6,562	(9,019)	703	40	1,142	(164)	-	-	8,407	(9,143)
Options	22,281	120	(184)	-	-	-	-	-	-	120	(184)
Total foreign exchange contracts	1,262,970	13,419	(15,620)	703	40	1,142	(164)	-	(31)	15,264	(15,775)
Commodity contracts	6,735	246	(300)	-	-	-	-	-	-	246	(300)
Equities	96	1	-	-	-	-	-	-	-	1	-
Credit default swaps	13,536	102	(101)	-	-	-	-	-	-	102	(101)
Total of gross derivatives	4,539,747	29,603	(31,951)	1,192	(4,528)	1,494	(608)	-	(31)	32,289	(37,118)
Impact of netting arrangements[3]	-	(8,222)	8,912	(375)	3,633	(130)	344	-	-	(8,727)	12,889
Total of net derivatives	4,539,747	21,381	(23,039)	817	(895)	1,364	(264)	-	(31)	23,562	(24,229)

Parent Entity 2017		Fair Value
				Hedging						Total
	Notional	Trading		Fair Value		Cash Flow		Net Investment		Fair Value
$m	Amount	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts
Futures contracts[1]	132,785	-	-	-	-	-	-	-	-	-	-
Forward rate agreements	215,934	21	(20)	-	-	-	-	-	-	21	(20)
Swap agreements	2,646,153	16,472	(15,549)	426	(3,008)	465	(588)	-	-	17,363	(19,145)
Options	69,016	156	(183)	-	-	-	-	-	-	156	(183)
Total interest rate contracts	3,063,888	16,649	(15,752)	426	(3,008)	465	(588)	-	-	17,540	(19,348)
Foreign exchange contracts
Spot and forward contracts	668,322	5,774	(6,024)	-	-	-	-	19	(16)	5,793	(6,040)
Cross currency swap agreements[2]	434,600	6,273	(7,894)	545	9	849	(454)	-	-	7,667	(8,339)
Options	13,604	124	(138)	-	-	-	-	-	-	124	(138)
Total foreign exchange contracts	1,116,526	12,171	(14,056)	545	9	849	(454)	19	(16)	13,584	(14,517)
Commodity contracts	7,772	270	(235)	-	-	-	-	-	-	270	(235)
Equities	202	3	-	-	-	-	-	-	-	3	-
Credit default swaps	10,907	79	(78)	-	-	-	-	-	-	79	(78)
Total of gross derivatives	4,199,295	29,172	(30,121)	971	(2,999)	1,314	(1,042)	19	(16)	31,476	(34,178)
Impact of netting arrangements[3]	-	(7,338)	7,330	(148)	1,711	(167)	226	-	-	(7,653)	9,267
Total of net derivatives	4,199,295	21,834	(22,791)	823	(1,288)	1,147	(816)	19	(16)	23,823	(24,911)

[1] The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

[2]            The unrealised foreign exchange gains or losses on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged.

[3] Consists of derivative trades settled directly with central clearing counterparties and their associated variation margin. Refer to Note 24.

218	2018 Westpac Group Annual Report

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

The notional amount and fair value of CDSs are presented in the following table for both the Group and the Parent Entity:

	2018			2017
	Notional	Fair value		Notional	Fair value
$m	Amount	Asset	Liability	Amount	Asset	Liability
Credit protection bought	6,895	3	(101)	5,630	5	(78)
Credit protection sold	6,641	99	-	5,277	74	-
Total	13,536	102	(101)	10,907	79	(78)

Note 22. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services.  The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

Principal financial risks	Note name	Note number
Overview	Risk management frameworks	22.1
Credit risk	Credit risk ratings system	22.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	22.2.2
	Credit risk concentrations	22.2.3
	Credit quality of financial assets	22.2.4
	Financial assets that are past due, but not impaired	22.2.5
	Items 90 days past due, or otherwise in default, and not impaired	22.2.6
	Impaired loans	22.2.7
	Collateral held	22.2.8
Funding and liquidity risk	Liquidity modelling	22.3.1
The risk that the Group will be unable to fund assets and meet obligations as they become due.	Sources of liquidity	22.3.2
	Assets pledged as collateral	22.3.3
	Contractual maturity of financial liabilities	22.3.4
	Expected maturity	22.3.5
Market risk	Value-at-Risk (VaR)	22.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices.	Traded market risk	22.4.2
	Non-traded market risk	22.4.3

2018 Westpac Group Annual Report	219

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

Funding and liquidity risk

▪                The Liquidity Risk Management Framework sets out the Group’s approach to managing liquidity risk. It is part of the Group’s board-approved Risk Management Strategy and sets out the Group’s liquidity risk appetite, roles and responsibilities of key people, managing liquidity risk within the Group, risk reporting and control processes, limits and targets for minimum liquid asset holdings and the wholesale funding and ratios used to manage the Group’s balance sheet.

▪                The Group’s Treasury function is responsible for managing funding and liquidity including managing the balance sheet against approved limits and targets and managing the Group’s funding base so that it is appropriately maintained, stable and diversified. Group Treasury manages a  portfolio of liquid assets held by the Group for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac’s balance sheet under normal and stress conditions.

▪                Daily liquidity risk reports are reviewed by Treasury and the Group’s Liquidity risk teams.  Liquidity reports are presented to ALCO monthly and to the BRCC quarterly.

▪                Group Treasury undertakes an annual funding review that outlines the Group’s balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.

▪                Group Treasury also maintains a contingent funding plan that outlines the steps that should be taken by the Group in the event of an emerging ‘funding crisis’. The plan is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the Board.

220	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Risk	Risk management framework and controls
Market risk

▪                The Market Risk Framework describes the Group’s approach to managing traded and non-traded market risk.

▪                Traded market risk includes interest rate, foreign exchange, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate and credit spread risks.

▪                Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

▪                The BRCC approves the risk appetite for traded and non-traded risks through the use of VaR, NaR and specific structural risk limits.

▪                Westpac Group Market Risk Committee (MARCO) has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for Asset and Liability Management (ALM) activities.

▪                Market risk limits are assigned to business managers based upon business strategies, experience, and the consideration of market liquidity and the concentration of risks.

▪                Market risk positions are managed by the trading desks and ALM unit consistent with their delegated authorities and the nature and scale of the market risks involved.

▪                Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk unit, which monitors market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the MARCO, RISKCO and the BRCC.

▪                Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements. A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. MARCO has ratified an approved escalation framework.

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

2018 Westpac Group Annual Report	221

Notes to the financial statements

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

[1] This includes collateral held in relation to associated credit commitments.

222	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	223

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

Maximum exposure to credit risk

The carrying amount of on-balance sheet financial assets (which comprises receivables due from financial institutions; trading securities and financial assets designated at fair value; derivatives; available-for-sale securities; loans; and regulatory deposits with central banks overseas) and undrawn credit commitments represents the maximum exposure to credit risk (excluding any collateral received), as set out in the following tables.

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

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets designated at fair value (Note 11)

▪                40% (2017: 52%) were issued by financial institutions for the Group; 39% (2017: 50%) for the Parent Entity.

▪                56% (2017: 45%) were issued by government or semi-government authorities for the Group; 58% (2017: 47%) for the Parent Entity.

▪                76% (2017: 76%) were held in Australia by the Group; 80% (2017: 81%) by the Parent Entity.

Available-for-sale securities (Note12)

▪                27% (2017: 26%) were issued by financial institutions for the Group; 28% (2017: 27%) for the Parent Entity.

▪                73% (2017: 74%) were issued by government or semi-government authorities for the Group; 72% (2017: 73%) for the Parent Entity.

▪                89% (2017: 90%) were held in Australia by the Group; 96% (2017: 98%) by the Parent Entity.

Loans (Note 13)	▪ Note 13 provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 21)	▪ 79% (2017: 77%) were issued by financial institutions for both the Group and Parent Entity. ▪ 84% (2017: 86%) were held in Australia by the Group; 86% (2017: 86%) by the Parent Entity.

224	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

		2018			2017
		Undrawn			Undrawn
	Total on	credit		Total on	credit
Consolidated	balance	commit-		balance	commit-
$m	sheet	ments	Total	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	8,306	1,404	9,710	8,189	1,468	9,657
Agriculture, forestry and fishing	8,651	2,035	10,686	8,193	2,155	10,348
Construction	6,756	3,324	10,080	6,050	3,666	9,716
Finance and insurance	57,153	7,781	64,934	59,432	8,415	67,847
Government, administration and defence	49,830	728	50,558	49,341	813	50,154
Manufacturing	9,968	5,738	15,706	9,784	6,186	15,970
Mining	3,637	3,079	6,716	3,411	3,568	6,979
Property	45,814	12,309	58,123	43,640	12,046	55,686
Property services and business services	13,561	5,596	19,157	12,119	5,145	17,264
Services	12,297	5,700	17,997	13,198	6,082	19,280
Trade	16,809	7,951	24,760	16,401	8,712	25,113
Transport and storage	9,587	4,958	14,545	9,554	6,038	15,592
Utilities	5,281	3,471	8,752	6,418	4,216	10,634
Retail lending	463,609	86,421	550,030	451,315	88,363	539,678
Other	6,781	1,597	8,378	4,360	1,519	5,879
Total Australia	718,040	152,092	870,132	701,405	158,392	859,797
New Zealand
Accommodation, cafes and restaurants	323	39	362	290	42	332
Agriculture, forestry and fishing	8,188	684	8,872	7,809	745	8,554
Construction	504	429	933	450	397	847
Finance and insurance	6,919	1,437	8,356	7,626	2,038	9,664
Government, administration and defence	4,767	691	5,458	5,051	549	5,600
Manufacturing	2,307	1,577	3,884	2,185	1,527	3,712
Mining	213	101	314	144	197	341
Property	6,236	1,035	7,271	5,901	1,039	6,940
Property services and business services	1,108	512	1,620	1,142	405	1,547
Services	1,758	613	2,371	1,834	604	2,438
Trade	2,568	1,023	3,591	2,215	1,176	3,391
Transport and storage	1,102	791	1,893	1,118	847	1,965
Utilities	1,415	1,564	2,979	1,822	1,302	3,124
Retail lending	46,614	12,114	58,728	45,190	11,995	57,185
Other	1	245	246	3	227	230
Total New Zealand	84,023	22,855	106,878	82,780	23,090	105,870
Other overseas
Accommodation, cafes and restaurants	112	12	124	97	13	110
Agriculture, forestry and fishing	19	1	20	5	1	6
Construction	71	121	192	55	242	297
Finance and insurance	7,845	3,454	11,299	7,713	3,182	10,895
Government, administration and defence	4,246	50	4,296	3,071	1	3,072
Manufacturing	3,364	4,849	8,213	3,107	4,259	7,366
Mining	353	1,793	2,146	378	1,518	1,896
Property	467	57	524	491	40	531
Property services and business services	1,754	733	2,487	542	508	1,050
Services	207	448	655	205	105	310
Trade	2,993	3,330	6,323	2,680	2,458	5,138
Transport and storage	1,232	222	1,454	1,426	437	1,863
Utilities	763	329	1,092	544	260	804
Retail lending	683	45	728	657	37	694
Other	178	6	184	78	8	86
Total other overseas	24,287	15,450	39,737	21,049	13,069	34,118
Total gross credit risk	826,350	190,397	1,016,747	805,234	194,551	999,785

2018 Westpac Group Annual Report	225

Notes to the financial statements

Note 22. Financial risk (continued)

		2018			2017
		Undrawn			Undrawn
	Total on	credit		Total on	credit
Parent Entity	balance	commit-		balance	commit-
$m	sheet	ments	Total	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	8,237	1,404	9,641	8,110	1,468	9,578
Agriculture, forestry and fishing	8,593	2,035	10,628	8,073	2,155	10,228
Construction	6,252	3,324	9,576	5,447	3,666	9,113
Finance and insurance	56,687	7,781	64,468	58,589	8,415	67,004
Government, administration and defence	49,824	728	50,552	49,330	813	50,143
Manufacturing	9,742	5,738	15,480	9,511	6,186	15,697
Mining	3,605	3,078	6,683	3,371	3,568	6,939
Property	45,812	12,309	58,121	43,641	12,043	55,684
Property services and business services	12,517	5,595	18,112	11,047	5,143	16,190
Services	12,029	5,700	17,729	12,853	6,081	18,934
Trade	16,598	7,949	24,547	16,098	8,691	24,789
Transport and storage	9,190	4,957	14,147	9,097	6,038	15,135
Utilities	5,255	3,471	8,726	6,386	4,216	10,602
Retail lending	462,568	86,421	548,989	449,207	88,362	537,569
Other	5,949	1,574	7,523	3,385	1,518	4,903
Total Australia	712,858	152,064	864,922	694,145	158,363	852,508
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-
Agriculture, forestry and fishing	52	7	59	38	7	45
Construction	7	22	29	6	13	19
Finance and insurance	2,761	50	2,811	3,230	56	3,286
Government, administration and defence	994	29	1,023	929	23	952
Manufacturing	206	97	303	183	110	293
Mining	7	1	8	3	3	6
Property	52	8	60	43	10	53
Property services and business services	43	31	74	38	57	95
Services	25	44	69	25	64	89
Trade	322	234	556	269	216	485
Transport and storage	73	87	160	38	89	127
Utilities	372	146	518	498	128	626
Retail lending	1	19	20	-	33	33
Other	1	1	2	5	4	9
Total New Zealand	4,916	776	5,692	5,305	813	6,118
Other overseas
Accommodation, cafes and restaurants	70	12	82	88	13	101
Agriculture, forestry and fishing	4	1	5	4	1	5
Construction	59	113	172	44	237	281
Finance and insurance	7,641	3,442	11,083	7,420	3,161	10,581
Government, administration and defence	3,469	50	3,519	2,449	1	2,450
Manufacturing	3,359	4,741	8,100	3,089	4,166	7,255
Mining	354	1,791	2,145	378	1,516	1,894
Property	234	31	265	288	34	322
Property services and business services	1,665	730	2,395	527	507	1,034
Services	188	445	633	74	101	175
Trade	2,807	3,216	6,023	2,446	2,354	4,800
Transport and storage	1,127	214	1,341	1,196	414	1,610
Utilities	761	329	1,090	538	259	797
Retail lending	277	40	317	280	34	314
Other	99	4	103	82	5	87
Total other overseas	22,114	15,159	37,273	18,903	12,803	31,706
Total gross credit risk	739,888	167,999	907,887	718,353	171,979	890,332

226	2018 Westpac Group Annual Report

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

	Neither past due nor impaired
					Past due				Total
Consolidated 2018		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Receivables due from other financial institutions	5,775	15	-	5,790	-	-	5,790	-	5,790
Trading securities and financial assets designated at fair value[1]	21,720	145	-	21,865	-	-	21,865	-	21,865
Derivative financial instruments	23,692	406	3	24,101	-	-	24,101	-	24,101
Available-for-sale securities[1]	60,229	506	-	60,735	-	-	60,735	-	60,735
Loans:
Loans - housing and personal	379,383	114,627	4,365	498,375	16,162	687	515,224	(1,303)	513,921
Loans - business	90,408	97,369	4,481	192,258	4,293	729	197,280	(1,511)	195,769
Regulatory deposits with central banks overseas	1,122	233	-	1,355	-	-	1,355	-	1,355
Other financial assets[2]	4,064	392	18	4,474	37	3	4,514	-	4,514
Total	586,393	213,693	8,867	808,953	20,492	1,419	830,864	(2,814)	828,050

	Neither past due nor impaired
					Past due				Total
Consolidated 2017		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Receivables due from other financial institutions	7,119	9	-	7,128	-	-	7,128	-	7,128
Trading securities and financial assets designated at fair value[1]	24,973	22	-	24,995	-	-	24,995	-	24,995
Derivative financial instruments	23,184	815	33	24,032	-	1	24,033	-	24,033
Available-for-sale securities[1]	59,752	493	-	60,245	-	-	60,245	-	60,245
Loans:
Loans - housing and personal	363,026	113,363	3,542	479,931	16,539	681	497,151	(1,331)	495,820
Loans - business	86,437	95,556	4,507	186,500	3,273	861	190,634	(1,535)	189,099
Regulatory deposits with central banks overseas	814	234	-	1,048	-	-	1,048	-	1,048
Other financial assets[2]	4,340	364	14	4,718	34	3	4,755	-	4,755
Total[3]	569,645	210,856	8,096	788,597	19,846	1,546	809,989	(2,866)	807,123

[1] Equity securities are excluded from these balances and as a result the total carrying value will not represent the balance reported on the balance sheet.

[2]    Other financial assets include accrued interest of $1,276 million (2017: $1,193 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,264 million (2017: $1,408 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

[3] Comparatives have been revised for consistency.

2018 Westpac Group Annual Report	227

Notes to the financial statements

Note 22. Financial risk (continued)

	Neither past due nor impaired
					Past due				Total
Parent Entity 2018		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Receivables due from other financial institutions	5,709	2	-	5,711	-	-	5,711	-	5,711
Trading securities and financial assets designated at fair value[1]	20,201	145	-	20,346	-	-	20,346	-	20,346
Derivative financial instruments	23,155	404	3	23,562	-	-	23,562	-	23,562
Available-for-sale securities[1]	56,443	3	-	56,446	-	-	56,446	-	56,446
Loans:
Loans - housing and personal	359,843	87,667	4,050	451,560	15,044	572	467,176	(1,125)	466,051
Loans - business	76,995	80,572	3,412	160,979	3,838	582	165,399	(1,282)	164,117
Regulatory deposits with central banks overseas	1,122	126	-	1,248	-	-	1,248	-	1,248
Due from subsidiaries	140,597	-	-	140,597	-	-	140,597	-	140,597
Other financial assets[2]	3,321	306	15	3,642	33	2	3,677	-	3,677
Total	687,386	169,225	7,480	864,091	18,915	1,156	884,162	(2,407)	881,755

	Neither past due nor impaired
					Past due				Total
Parent Entity 2017		Good/			but not			Impairment	carrying
$m	Strong	Satisfactory	Weak	Total	impaired	Impaired	Total	provision	value
Receivables due from other financial institutions	6,352	5	-	6,357	-	-	6,357	-	6,357
Trading securities and financial assets designated at fair value[1]	22,870	5	-	22,875	-	-	22,875	-	22,875
Derivative financial instruments	22,974	815	33	23,822	-	1	23,823	-	23,823
Available-for-sale securities[1]	55,737	6	-	55,743	-	-	55,743	-	55,743
Loans:
Loans - housing and personal	344,739	85,673	3,223	433,635	15,312	542	449,489	(1,091)	448,398
Loans - business	74,019	78,584	2,981	155,584	2,843	694	159,121	(1,282)	157,839
Regulatory deposits with central banks overseas	814	131	-	945	-	-	945	-	945
Due from subsidiaries	142,455	-	-	142,455	-	-	142,455	-	142,455
Other financial assets[2]	3,681	278	10	3,969	31	2	4,002	-	4,002
Total[3]	673,641	165,497	6,247	845,385	18,186	1,239	864,810	(2,373)	862,437

Details of collateral held in support of these balances are provided in Note 22.2.8.

[1] Equity securities are excluded from these balances and as a result the total carrying value will not represent the balance reported on the balance sheet.

[2]    Other financial assets include accrued interest of $1,103 million (2017: $1,029 million) which is allocated to the relevant credit quality classifications in proportion to the loan balances to which it relates. Securities sold not yet delivered of $1,264 million (2017: $1,388 million) are also included in this balance which is allocated proportionately based on the trading securities balance classifications.

[3] Comparatives have been revised for consistency.

228	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

22.2.5 Financial assets that are past due, but not impaired

Financial assets that were past due, but not impaired, can be disaggregated based on days overdue at 30 September as follows:

Consolidated		2018				2017
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans - housing and personal	3,440	9,688	3,034	16,162	4,515	9,331	2,693	16,539
Loans - business	1,170	2,558	565	4,293	698	2,085	490	3,273
Other financial assets	8	23	6	37	9	19	6	34
Total	4,618	12,269	3,605	20,492	5,222	11,435	3,189	19,846

Parent Entity		2018				2017
$m	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
Loans:
Loans - housing and personal	3,179	8,895	2,970	15,044	4,216	8,471	2,625	15,312
Loans - business	1,054	2,285	499	3,838	603	1,810	430	2,843
Other financial assets	7	20	6	33	8	18	5	31
Total	4,240	11,200	3,475	18,915	4,827	10,299	3,060	18,186

Details of collateral held in support of these balances are provided in Note 22.2.8.

22.2.6 Items 90 days past due, or otherwise in default, and not impaired

These include financial assets that are:

▪                  currently 90 days or more past due but well secured1;

▪                  assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

▪                  other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

Consolidated	Gross amount
$m	2018	2017	2016
Australia	3,861	3,322	3,075
New Zealand	127	117	89
Other overseas	29	19	17
Total	4,017	3,458	3,181

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

[1] The estimated net realisable value of security to which the Group has recourse is sufficient to cover all principal and interest as at 30 September.

2018 Westpac Group Annual Report	229

Notes to the financial statements

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

Consolidated	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
$m	Personal	Business	Total	Personal	Business	Total
Individually impaired
Gross amount	165	532	697	164	692	856
Impairment provision	(106)	(316)	(422)	(104)	(376)	(480)
Carrying amount	59	216	275	60	316	376
Collectively impaired
Gross amount	522	197	719	517	169	686
Impairment provision	(196)	(35)	(231)	(202)	(32)	(234)
Carrying amount	326	162	488	315	137	452
Total gross amount	687	729	1,416	681	861	1,542
Total impairment provision	(302)	(351)	(653)	(306)	(408)	(714)
Total carrying amount	385	378	763	375	453	828

Parent Entity	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
$m	Personal	Business	Total	Personal	Business	Total
Individually impaired
Gross amount	130	400	530	121	534	655
Impairment provision	(85)	(290)	(375)	(83)	(334)	(417)
Carrying amount	45	110	155	38	200	238
Collectively impaired
Gross amount	442	182	624	421	160	581
Impairment provision	(156)	(15)	(171)	(162)	(17)	(179)
Carrying amount	286	167	453	259	143	402
Total gross amount	572	582	1,154	542	694	1,236
Total impairment provision	(241)	(305)	(546)	(245)	(351)	(596)
Total carrying amount	331	277	608	297	343	640

230	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

The gross amount of impaired loans, along with the provision for impairment, by type and geography of impaired loans at 30 September, is summarised in the table below:

Consolidated
$m	2018	2017	2016	2015	2014
Australia
Non-performing loans
Gross amount	882	975	1,589	1,220	1,580
Impairment provision	(422)	(460)	(769)	(572)	(697)
Net	460	515	820	648	883
Restructured loans
Gross amount	9	12	13	22	34
Impairment provision	(1)	(7)	(11)	(12)	(23)
Net	8	5	2	10	11
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	358	362	267	252	203
Impairment provision	(179)	(187)	(159)	(164)	(132)
Net	179	175	108	88	71
New Zealand
Non-performing loans
Gross amount	124	152	218	348	397
Impairment provision	(30)	(41)	(95)	(104)	(130)
Net	94	111	123	244	267
Restructured loans
Gross amount	14	15	16	17	-
Impairment provision	(4)	(5)	(4)	(4)	-
Net	10	10	12	13	-
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	12	11	10	10	13
Impairment provision	(9)	(8)	(7)	(7)	(9)
Net	3	3	3	3	4
Other overseas
Non-performing loans
Gross amount	13	15	44	25	53
Impairment provision	(6)	(6)	(21)	(13)	(35)
Net	7	9	23	12	18
Restructured loans
Gross amount	3	-	2	-	59
Impairment provision	(1)	-	(1)	-	(21)
Net	2	-	1	-	38
Overdrafts, personal loans and revolving credit facilities greater than 90 days past due
Gross amount	1	-	-	1	1
Impairment provision	(1)	-	-	(1)	-
Net	-	-	-	-	1
Total net impaired assets	763	828	1,092	1,018	1,293

Details of collateral held in support of these balances are provided in Note 22.2.8.

2018 Westpac Group Annual Report	231

Notes to the financial statements

Note 22. Financial risk (continued)

The following table summarises the interest received and forgone on non-performing loans and restructured financial assets:

Consolidated 2018
$m	Australia	Overseas	Total
Interest received	3	8	11
Interest forgone	31	-	31

22.2.8 Collateral held

Loans

The Group analyses the coverage of the loan portfolio which is secured by the collateral that it holds.  Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

The Group’s loan portfolio has the following coverage from collateral held:

Neither past due nor impaired

Consolidated	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	97.5	55.8	85.9	97.0	54.0	84.9
Partially secured	0.6	22.9	6.8	0.9	25.7	7.9
Unsecured	1.9	21.3	7.3	2.1	20.3	7.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	98.1	57.8	87.5	97.9	55.4	86.7
Partially secured	0.3	20.4	5.6	0.3	23.7	6.5
Unsecured	1.6	21.8	6.9	1.8	20.9	6.8
Total	100.0	100.0	100.0	100.0	100.0	100.0

Past due but not impaired

Consolidated	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	94.6	52.8	85.8	93.9	58.2	87.9
Partially secured	2.0	28.2	7.5	2.6	28.3	6.9
Unsecured	3.4	19.0	6.7	3.5	13.5	5.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

232	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	95.7	54.7	87.3	96.4	60.2	90.8
Partially secured	1.5	25.0	6.3	0.6	25.7	4.5
Unsecured	2.8	20.3	6.4	3.0	14.1	4.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired

Consolidated	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	72.8	32.0	51.8	69.5	17.3	40.3
Partially secured	10.0	11.5	10.8	10.7	25.7	19.1
Unsecured	17.2	56.5	37.4	19.8	57.0	40.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

Parent Entity	2018			2017
	Loans-			Loans-
	Housing and	Loans -		Housing and	Loans -
%	Personal	Business	Total	Personal	Business	Total
Fully secured	76.4	28.5	52.2	73.2	19.6	43.1
Partially secured	6.5	13.1	9.8	6.3	17.1	12.4
Unsecured	17.1	58.4	38.0	20.5	63.3	44.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Cash, primarily for derivatives	2,187	2,480	1,751	2,354
Securities under reverse repurchase agreements[1]	1,404	6,814	1,404	6,814
Securities under derivatives and stock borrowing[1]	28	32	28	32
Total other collateral held	3,619	9,326	3,183	9,200

22.3          Funding and liquidity risk

22.3.1 Liquidity modelling

In managing liquidity for the Group, Treasury utilises balance sheet forecasts and the maturity profile of the Group’s wholesale funding portfolio to project liquidity outcomes. Regional liquidity limits are also used by the Group to ensure liquidity is managed efficiently and prudently in other geographies.

In addition, the Group conducts regular stress testing to assess Westpac’s ability to meet cash flow obligations under a range of market conditions and scenarios. These scenarios inform liquidity limits and strategic planning.

The forecasting, planning and stress testing outcomes are used by the Group to inform liquidity modelling to assist the Group in meeting its regulatory requirements as required under APRA’s liquidity prudential standard, being the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). Westpac’s LCR and NSFR are above the regulatory requirement of 100%.

[1] Securities received as collateral are not recognised on the Group and Parent Entity’s balance sheet.

2018 Westpac Group Annual Report	233

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

Liquid assets that qualify as eligible collateral for repurchase agreements with a central bank (including internal securitisation) increased by $15.9 billion to $153.7 billion over the last 12 months.

A summary of the Group’s liquid asset holdings is as follows:

	2018		2017
$m	Actual	Average	Actual	Average
Cash	25,476	21,912	17,339	20,594
Receivables due from other financial institutions	816	745	834	662
Trading securities and financial assets designated at fair value	10,529	9,412	11,405	12,891
Available-for-sale securities	60,667	62,892	59,735	59,887
Loans[1]	55,500	55,336	47,935	48,561
Regulatory deposits with central banks	706	639	549	628
Total liquid assets	153,694	150,936	137,797	143,223

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2018	2017
Customer deposits	63.1	61.8
Wholesale term funding with residual maturity greater than 12 months	15.7	15.2
Wholesale funding with a residual maturity less than 12 months	12.4	14.1
Securitisation	0.9	1.0
Equity	7.9	7.9
Group’s total funding	100.0	100.0

Movements in the Group’s funding composition in 2018 included:

▪                  Customer deposits increased by 127 basis points to 63.1% of the Group’s total funding at 30 September 2018, reflecting growth in term deposits;

▪                  Long term funding with a residual maturity greater than 12 months increased 45 basis points to 15.7% as the group continued to lengthen the tenor of its funding. Funding from securitisation was slightly lower at 0.9% of total funding;

[1] Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

234	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

▪                  Wholesale funding with a residual maturity less than 12 months decreased by 165 basis points to 12.4%. The Group’s short term funding portfolio (including long term to short term scroll) of $102 billion had a weighted average maturity of 151 days and is more than covered by the $153.7 billion of unencumbered repo-eligible liquid assets and cash held by the Group; and

▪                  Funding from equity was little changed at 7.9% of total funding.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, investors, currencies, maturities and products is an important part of managing liquidity risk.  Westpac’s funding infrastructure supports its ability to meet changing and diverse investor demands. In 2018, the Group raised $32 billion of long term wholesale funding.  The majority of new issuance came in the form of senior unsecured and covered bond format, in core currencies of AUD, USD, EUR and GBP. The Group also continued to benefit from its position as the only major Australian bank with an active Auto ABS capability and the only Australian bank with access to the US SEC registered market, raising funds in both these markets during the year.

Long term wholesale funding also included $3.0 billion of Basel III compliant Additional Tier 1 and Tier 2 capital (see Note 20).

Borrowings and outstanding issuances from existing debt programs at 30 September 2018 can be found in Note 16, Note 17, Note 19 and Note 20.

Credit ratings

As at 30 September 2018 the Parent Entity’s credit ratings were:

2018	Short-term	Long-term	Outlook
S&P Global Ratings	A-1+	AA-	Negative
Moody’s Investors Service	P-1	Aa3	Stable
Fitch Ratings	F1+	AA-	Stable

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

22.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral to other financial institutions, as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 25, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Cash[1]	4,754	5,687	4,690	5,315
Cash deposit on stock borrowed	14	15	14	15
Securities (including certificates of deposit)	1,544	1,421	1,544	1,421
Securities pledged under repurchase agreements	12,492	18,746	12,492	18,728
Total amount pledged to secure liabilities	18,804	25,869	18,740	25,479

[1] Primarily comprised of receivables due from other financial institutions.

2018 Westpac Group Annual Report	235

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

Consolidated 2018	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	15,242	1,754	1,040	160	-	18,196
Deposits and other borrowings	352,941	85,726	108,427	16,771	75	563,940
Other financial liabilities at fair value through income statement	4,197	100	-	-	-	4,297
Derivative financial instruments:
Held for trading	22,869	-	-	-	-	22,869
Held for hedging purposes (net settled)	68	95	377	741	96	1,377
Held for hedging purposes (gross settled):
Cash outflow	2,680	5,140	406	2,799	1,258	12,283
Cash inflow	(2,658)	(5,096)	(337)	(2,527)	(1,178)	(11,796)
Debt issues	1,743	7,502	48,848	100,245	31,892	190,230
Other financial liabilities	1,639	591	2,657	-	-	4,887
Total financial liabilities excluding loan capital	398,721	95,812	161,418	118,189	32,143	806,283
Loan capital	8	79	253	4,866	16,509	21,715
Total undiscounted financial liabilities	398,729	95,891	161,671	123,055	48,652	827,998
Total contingent liabilities and commitments
Letters of credit and guarantees	15,585	-	-	-	-	15,585
Commitments to extend credit	174,658	-	-	-	-	174,658
Other commitments	154	-	-	-	-	154
Total undiscounted contingent liabilities and commitments	190,397	-	-	-	-	190,397

236	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2017	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	16,496	4,438	1,014	23	-	21,971
Deposits and other borrowings	337,821	76,557	102,306	20,605	197	537,486
Other financial liabilities at fair value through income statement	3,253	803	-	-	-	4,056
Derivative financial instruments:
Held for trading	22,757	-	-	-	-	22,757
Held for hedging purposes (net settled)	98	146	489	1,088	108	1,929
Held for hedging purposes (gross settled):
Cash outflow	865	3,368	1,039	5,617	2,057	12,946
Cash inflow	(737)	(3,275)	(821)	(4,634)	(1,745)	(11,212)
Debt issues	3,111	10,492	46,730	101,045	18,796	180,174
Other financial liabilities	1,603	575	2,586	-	-	4,764
Total financial liabilities excluding
loan capital	385,267	93,104	153,343	123,744	19,413	774,871
Loan capital	5	86	729	4,781	16,548	22,149
Total undiscounted financial liabilities	385,272	93,190	154,072	128,525	35,961	797,020
Total contingent liabilities
and commitments
Letters of credit and guarantees	15,460	-	-	-	-	15,460
Commitments to extend credit	178,443	-	-	-	-	178,443
Other commitments	648	-	-	-	-	648
Total undiscounted contingent
liabilities and commitments	194,551	-	-	-	-	194,551

Parent Entity 2018	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	14,788	1,753	1,040	160	-	17,741
Deposits and other borrowings	320,365	74,530	94,855	14,606	75	504,431
Other financial liabilities at fair value through income statement	4,197	100	-	-	-	4,297
Derivative financial instruments:
Held for trading	23,039	-	-	-	-	23,039
Held for hedging purposes (net settled)	51	55	271	608	96	1,081
Held for hedging purposes (gross settled):
Cash outflow	2,632	4,725	377	2,174	726	10,634
Cash inflow	(2,615)	(4,687)	(324)	(2,043)	(644)	(10,313)
Debt issues	1,588	7,117	45,527	85,106	29,329	168,667
Due to subsidiaries	142,400	-	-	-	-	142,400
Other financial liabilities	1,598	510	2,294	-	-	4,402
Total financial liabilities excluding loan capital	508,043	84,103	144,040	100,611	29,582	866,379
Loan capital	8	79	253	4,866	16,509	21,715
Total undiscounted financial liabilities	508,051	84,182	144,293	105,477	46,091	888,094
Total contingent liabilities and commitments
Letters of credit and guarantees	14,957	-	-	-	-	14,957
Commitments to extend credit	152,943	-	-	-	-	152,943
Other commitments	99	-	-	-	-	99
Total undiscounted contingent liabilities and commitments	167,999	-	-	-	-	167,999

2018 Westpac Group Annual Report	237

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2017	Up to	Over 1 Month	Over 3 Months	Over 1 Year	Over
$m	1 Month	to 3 Months	to 1 Year	to 5 Years	5 Years	Total
Financial liabilities
Payables due to other financial institutions	16,364	4,438	1,014	23	-	21,839
Deposits and other borrowings	306,013	65,078	91,055	18,618	197	480,961
Other financial liabilities at fair value
through income statement	3,235	803	-	-	-	4,038
Derivative financial instruments:
Held for trading	22,791	-	-	-	-	22,791
Held for hedging purposes (net settled)	83	128	409	1,000	106	1,726
Held for hedging purposes (gross settled):
Cash outflow	11	2,929	820	2,796	1,294	7,850
Cash inflow	-	(2,861)	(680)	(2,376)	(1,052)	(6,969)
Debt issues	2,069	9,127	42,116	84,960	16,270	154,542
Due to subsidiaries	143,834	-	-	-	-	143,834
Other financial liabilities	1,576	523	2,353	-	-	4,452
Total financial liabilities excluding loan capital	495,976	80,165	137,087	105,021	16,815	835,064
Loan capital	5	86	729	4,781	16,548	22,149
Total undiscounted financial liabilities	495,981	80,251	137,816	109,802	33,363	857,213
Total contingent liabilities and commitments
Letters of credit and guarantees	14,908	-	-	-	-	14,908
Commitments to extend credit	156,423	-	-	-	-	156,423
Other commitments	648	-	-	-	-	648
Total undiscounted contingent liabilities and commitments	171,979	-	-	-	-	171,979

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

238	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2018	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	26,431	-	26,431
Receivables due from other financial institutions	5,790	-	5,790
Trading securities and financial assets designated at fair value	11,869	10,265	22,134
Derivative financial instruments	17,828	6,273	24,101
Available-for-sale securities	6,959	54,160	61,119
Loans (net of provisions)	94,717	614,973	709,690
Life insurance assets	1,598	7,852	9,450
Regulatory deposits with central banks overseas	679	676	1,355
Investments in associates	-	115	115
All other assets	5,522	13,885	19,407
Total assets	171,393	708,199	879,592
Liabilities
Payables due to other financial institutions	17,988	149	18,137
Deposits and other borrowings	543,198	16,087	559,285
Other financial liabilities at fair value through income statement	4,297	-	4,297
Derivative financial instruments	17,346	7,061	24,407
Debt issues	53,930	118,666	172,596
Life insurance liabilities	1,547	6,050	7,597
All other liabilities	10,667	768	11,435
Total liabilities excluding loan capital	648,973	148,781	797,754
Loan capital	1,382	15,883	17,265
Total liabilities	650,355	164,664	815,019
Net assets/(net liabilities)	(478,962)	543,535	64,573

2018 Westpac Group Annual Report	239

Notes to the financial statements

Note 22. Financial risk (continued)

Consolidated 2017	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	18,397	-	18,397
Receivables due from other financial institutions	7,128	-	7,128
Trading securities and financial assets designated at fair value	11,258	14,066	25,324
Derivative financial instruments	18,346	5,687	24,033
Available-for-sale securities	7,988	52,722	60,710
Loans (net of provisions)	88,676	596,243	684,919
Life insurance assets	1,514	9,129	10,643
Regulatory deposits with central banks overseas	676	372	1,048
Investments in associates	-	60	60
All other assets	5,681	13,932	19,613
Total assets	159,664	692,211	851,875
Liabilities
Payables due to other financial institutions	21,885	22	21,907
Deposits and other borrowings	512,856	20,735	533,591
Other financial liabilities at fair value through income statement	4,056	-	4,056
Derivative financial instruments	18,435	6,940	25,375
Debt issues	56,952	111,404	168,356
Life insurance liabilities	1,457	7,562	9,019
All other liabilities	9,907	656	10,563
Total liabilities excluding loan capital	625,548	147,319	772,867
Loan capital	1,641	16,025	17,666
Total liabilities	627,189	163,344	790,533
Net assets/(net liabilities)	(467,525)	528,867	61,342

Parent Entity 2018	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	24,726	-	24,726
Receivables due from other financial institutions	5,711	-	5,711
Trading securities and financial assets designated at fair value	11,145	9,272	20,417
Derivative financial instruments	17,677	5,885	23,562
Available-for-sale securities	4,846	51,667	56,513
Loans (net of provisions)	76,389	553,779	630,168
Regulatory deposits with central banks overseas	571	677	1,248
Due from subsidiaries	140,597	-	140,597
Investments in associates	-	76	76
Investments in subsidiaries	-	4,508	4,508
All other assets	4,358	11,346	15,704
Total assets	286,020	637,210	923,230
Liabilities
Payables due to other financial institutions	17,533	149	17,682
Deposits and other borrowings	486,418	14,050	500,468
Other financial liabilities at fair value through income statement	4,297	-	4,297
Derivative financial instruments	17,317	6,912	24,229
Debt issues	50,499	101,789	152,288
Due to subsidiaries	142,400	-	142,400
All other liabilities	8,569	676	9,245
Total liabilities excluding loan capital	727,033	123,576	850,609
Loan capital	1,382	15,883	17,265
Total liabilities	728,415	139,459	867,874
Net assets/(net liabilities)	(442,395)	497,751	55,356

240	2018 Westpac Group Annual Report

Notes to the financial statements

Note 22. Financial risk (continued)

Parent Entity 2017	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	16,405	-	16,405
Receivables due from other financial institutions	6,357	-	6,357
Trading securities and financial assets designated at fair value	9,812	13,134	22,946
Derivative financial instruments	18,340	5,483	23,823
Available-for-sale securities	6,447	49,353	55,800
Loans (net of provisions)	70,868	535,369	606,237
Regulatory deposits with central banks overseas	573	372	945
Due from subsidiaries	142,455	-	142,455
Investments in associates	-	46	46
Investments in subsidiaries	-	3,975	3,975
All other assets	4,649	11,231	15,880
Total assets	275,906	618,963	894,869
Liabilities
Payables due to other financial institutions	21,753	22	21,775
Deposits and other borrowings	458,829	18,864	477,693
Other financial liabilities at fair value through income statement	4,038	-	4,038
Derivative financial instruments	18,321	6,590	24,911
Debt issues	50,415	93,701	144,116
Due to subsidiaries	143,834	-	143,834
All other liabilities	8,060	595	8,655
Total liabilities excluding loan capital	705,250	119,772	825,022
Loan capital	1,641	16,025	17,666
Total liabilities	706,891	135,797	842,688
Net assets/(net liabilities)	(430,985)	483,166	52,181

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

The key parameters of VaR are:

Holding period	1 day
Confidence level	99%
Period of historical data used	1 year

2018 Westpac Group Annual Report	241

Notes to the financial statements

Note 22. Financial risk (continued)

22.4.2 Traded market risk

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

Consolidated and Parent Entity	2018			2017			2016
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	15.6	5.1	8.6	16.0	4.6	8.5	14.0	4.6	8.8
Foreign exchange risk	6.9	0.7	3.0	9.4	0.6	3.1	12.2	1.4	5.1
Equity risk	1.0	0.0	0.1	0.4	0.0	0.1	2.9	0.1	0.3
Commodity risk[1]	24.3	1.7	6.5	14.1	3.3	6.6	4.5	1.4	2.7
Other market risks[2]	5.8	1.4	3.8	5.1	3.5	4.2	6.0	2.6	3.6
Diversification effect	n/a	n/a	(8.6)	n/a	n/a	(8.6)	n/a	n/a	(8.0)
Net market risk	28.1	6.7	13.4	22.9	9.7	13.9	18.7	7.7	12.5

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

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock over the next 12 months as a percentage of reported net interest income:

	2018				2017
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in net interest income	As at	Exposure	Exposure	Exposure	As at	Exposure	Exposure	Exposure
Consolidated	0.01	0.78	(0.09)	0.27	0.62	0.62	(0.01)	0.31
Parent Entity	(0.22)	0.51	(0.28)	0.04	0.34	0.34	(0.33)	0.05

Value at Risk - IRRBB

The table below depicts VaR for IRRBB:

	2018				2017
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	23.2	57.0	23.2	32.5	57.3	57.3	27.0	40.8

As at 30 September 2018 the Value at Risk – IRRBB for the Parent Entity was $20.8 million (2017: $56.9 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 21.

The same controls as used to monitor traded market risk allow management to continuously monitor and manage IRRBB.

[1] Includes electricity risk. [2] Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

242	2018 Westpac Group Annual Report

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

On initial recognition, the transaction price generally represents the fair value of the financial instrument unless there is observable information from an active market to the contrary. Where unobservable information is used, the difference between the transaction price and the fair value (day one profit or loss) is recognised in the income statement over the life of the instrument when the inputs become observable.

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

▪                  independent price verification;

▪                  fair value adjustments; and

▪                  financial reporting.

2018 Westpac Group Annual Report	243

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

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporate credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.

Foreign exchange products	Derivatives	FX spot and futures contracts

Equity products	Derivatives Trading securities and financial assets designated at fair value Other financial liabilities at fair value through income statement	Listed equities and equity indices

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities Other financial liabilities at fair value through income statement	Australian and New Zealand Commonwealth government bonds

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

244	2018 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded is determined using valuation techniques which maximise the use of observable market prices.  Valuation techniques include:

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

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and future markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

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

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS)

Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value	State and other government bonds, corporate bonds and commercial paper	Valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices.
	Available-for-sale securities Regulatory deposits with central banks overseas Other financial liabilities at fair value through income statement	Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities

2018 Westpac Group Annual Report	245

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Loans at fair value	Loans	Fixed rate bills	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness based on market observable inputs.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

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

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Collateralised loan obligations and offshore asset-backed debt instruments

As prices for these securities are not available from a consensus provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.

Non-asset backed debt instruments	Trading securities and financial assets designated at fair value Available-for-sale securities	Government securities (predominantly PNG government bonds)	Government securities from illiquid markets are classified as Level 3. Fair value is monitored by reference to recent issuances.
Equity investments	Trading securities and financial assets designated at fair value Available-for-sale securities	Investments in unlisted funds, boutique investment management companies and strategic equity investments

Valued using valuation techniques appropriate to the investment, including the use of recent arm’s length transactions where available, discounted cash flow approach, reference to the net assets of the entity or to the most recent fund unit pricing.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

246	2018 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The tables below summarise the attribution of financial instruments measured at fair value to the fair value hierarchy:

Consolidated	2018				2017
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	8,958	12,846	330	22,134	6,815	17,742	767	25,324
Derivative financial instruments	20	24,066	15	24,101	9	24,009	15	24,033
Available-for-sale securities	11,996	48,504	619	61,119	7,252	52,841	617	60,710
Loans	-	3,250	-	3,250	-	4,587	-	4,587
Life insurance assets	1,345	8,105	-	9,450	2,768	7,875	-	10,643
Regulatory deposits with central banks overseas	-	998	-	998	-	659	-	659
Total financial assets measured at fair value	22,319	97,769	964	121,052	16,844	107,713	1,399	125,956
Financial liabilities measured at
fair value on a recurring basis
Deposits and other borrowings at fair value	-	41,178	-	41,178	-	46,569	-	46,569
Other financial liabilities at fair value through income statement	496	3,801	-	4,297	208	3,848	-	4,056
Derivative financial instruments	76	24,325	6	24,407	8	25,358	9	25,375
Debt issues at fair value	-	3,355	-	3,355	-	4,673	-	4,673
Life insurance liabilities	-	7,597	-	7,597	-	9,019	-	9,019
Total financial liabilities measured at fair value	572	80,256	6	80,834	216	89,467	9	89,692

Parent Entity	2018				2017
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets designated at fair value	8,952	11,259	206	20,417	6,797	15,648	501	22,946
Derivative financial instruments	20	23,529	13	23,562	9	23,799	15	23,823
Available-for-sale securities	10,657	45,786	70	56,513	5,480	50,256	64	55,800
Loans	-	3,250	-	3,250	-	4,587	-	4,587
Regulatory deposits with central banks overseas	-	998	-	998	-	659	-	659
Total financial assets measured at fair value	19,629	84,822	289	104,740	12,286	94,949	580	107,815
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	40,062	-	40,062	-	46,023	-	46,023
Other financial liabilities at fair value through income statement	496	3,801	-	4,297	208	3,830	-	4,038
Derivative financial instruments	76	24,147	6	24,229	8	24,894	9	24,911
Debt issues at fair value	-	3,223	-	3,223	-	2,940	-	2,940
Total financial liabilities measured at fair value	572	71,233	6	71,811	216	77,687	9	77,912

2018 Westpac Group Annual Report	247

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Analysis of movements between fair value hierarchy levels

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of year fair values and are disclosed in the following table.

Reconciliation of non-market observables

The tables below summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3):

Consolidated 2018	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	767	15	617	1,399	9	9
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	2	1	-	3	1	1
Available-for-sale securities reserve	-	-	(7)	(7)	-	-
Acquisition and issues	67	3	1,446	1,516	1	1
Disposal and settlements	(433)	(4)	(1,456)	(1,893)	(5)	(5)
Transfer into or out of non-market observables	(75)	-	-	(75)	-	-
Foreign currency translation impacts	2	-	19	21	-	-
Balance as at end of year	330	15	619	964	6	6
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2018	(7)	4	-	(3)	(2)	(2)

Consolidated 2017	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	840	43	704	1,587	17	17
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(26)	(8)	-	(34)	(3)	(3)
Available-for-sale securities reserve	-	-	4	4	-	-
Acquisition and issues	122	5	1,572	1,699	6	6
Disposal and settlements	(162)	(13)	(1,645)	(1,820)	(9)	(9)
Transfer into or out of non-market observables	10	(12)	-	(2)	(2)	(2)
Foreign currency translation impacts	(17)	-	(18)	(35)	-	-
Balance as at end of year	767	15	617	1,399	9	9
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2017	(29)	(2)	-	(31)	(3)	(3)

248	2018 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity 2018	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	501	15	64	580	9	9
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	6	1	-	7	1	1
Available-for-sale securities reserve	-	-	2	2	-	-
Acquisition and issues	21	3	18	42	1	1
Disposal and settlements	(268)	(6)	(14)	(288)	(5)	(5)
Transfer into or out of non-market observables	(53)	-	-	(53)	-	-
Foreign currency translation impacts	(1)	-	-	(1)	-	-
Balance as at end of year	206	13	70	289	6	6
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2018	5	4	-	9	(2)	(2)

Parent Entity 2017	Trading
	Securities and
	Financial Assets		Available-	Total		Total
	Designated		for-Sale	Level 3		Level 3
$m	at Fair Value	Derivatives	Securities	Assets	Derivatives	Liabilities
Balance as at beginning of year	590	42	50	682	17	17
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	8	(7)	-	1	(3)	(3)
Available-for-sale securities reserve	-	-	-	-	-	-
Acquisition and issues	32	5	14	51	6	6
Disposal and settlements	(122)	(13)	-	(135)	(9)	(9)
Transfer into or out of non-market observables	10	(12)	-	(2)	(2)	(2)
Foreign currency translation impacts	(17)	-	-	(17)	-	-
Balance as at end of year	501	15	64	580	9	9
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2017	1	(2)	-	(1)	(3)	(3)

2018 Westpac Group Annual Report	249

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $4 million (30 September 2017: $5 million profit).

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

All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

250	2018 Westpac Group Annual Report

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

Consolidated		2018
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	26,431	26,431	-	-	26,431
Receivables due from other financial institutions	5,790	4,332	1,458	-	5,790
Loans	706,440	-	-	706,742	706,742
Regulatory deposits with central banks overseas	357	357	-	-	357
Other financial assets	4,514	-	4,514	-	4,514
Total financial assets not measured at fair value	743,532	31,120	5,972	706,742	743,834
Financial liabilities not measured at fair value
Payables due to other financial institutions	18,137	2,171	15,966	-	18,137
Deposits and other borrowings	518,107	-	515,953	2,838	518,791
Debt issues[1]	169,241	-	170,060	-	170,060
Loan capital	17,265	-	17,438	-	17,438
Other financial liabilities	7,855	-	7,855	-	7,855
Total financial liabilities not measured at fair value	730,605	2,171	727,272	2,838	732,281

Consolidated		2017
		Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	18,397	18,397	-	-	18,397
Receivables due from other financial institutions	7,128	4,834	1,902	392	7,128
Loans	680,332	-	-	680,568	680,568
Regulatory deposits with central banks overseas	389	389	-	-	389
Other financial assets	4,754	-	4,754	-	4,754
Total financial assets not measured at fair value	711,000	23,620	6,656	680,960	711,236
Financial liabilities not measured at fair value
Payables due to other financial institutions	21,907	2,429	19,478	-	21,907
Deposits and other borrowings	487,022	-	484,929	2,794	487,723
Debt issues[1]	163,683	-	165,151	-	165,151
Loan capital	17,666	-	18,087	-	18,087
Other financial liabilities	7,490	-	7,490	-	7,490
Total financial liabilities not measured at fair value	697,768	2,429	695,135	2,794	700,358

[1] The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

2018 Westpac Group Annual Report	251

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Parent Entity			2018
			Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	24,726	24,726	-	-	24,726
Receivables due from other financial institutions	5,711	4,267	1,444	-	5,711
Loans	626,918	-	-	627,070	627,070
Regulatory deposits with central banks overseas	250	250	-	-	250
Due from subsidiaries	140,597	-	-	140,597	140,597
Other financial assets	3,677	-	3,677	-	3,677
Total financial assets not measured at fair value	801,879	29,243	5,121	767,667	802,031
Financial liabilities not measured at fair value
Payables due to other financial institutions	17,682	1,735	15,947	-	17,682
Deposits and other borrowings	460,406	-	459,841	1,213	461,054
Debt issues[1]	149,065	-	149,800	-	149,800
Due to subsidiaries	142,400	-	-	142,400	142,400
Loan capital	17,265	-	17,438	-	17,438
Other financial liabilities	7,035	-	7,035	-	7,035
Total financial liabilities not measured at fair value	793,853	1,735	650,061	143,613	795,409

Parent Entity			2017
			Fair Value
			Valuation	Valuation
		Quoted	Techniques	Techniques
		Market	(Market	(Non-Market
	Carrying	Prices	Observable)	Observable)
$m	Amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	16,405	16,405	-	-	16,405
Receivables due from other financial institutions	6,357	4,462	1,895	-	6,357
Loans	601,650	-	-	601,784	601,784
Regulatory deposits with central banks overseas	286	286	-	-	286
Due from subsidiaries	142,455	-	-	142,455	142,455
Other financial assets	4,000	-	4,000	-	4,000
Total financial assets not measured at fair value	771,153	21,153	5,895	744,239	771,287
Financial liabilities not measured at fair value
Payables due to other financial institutions	21,775	2,304	19,471	-	21,775
Deposits and other borrowings	431,670	-	431,113	1,216	432,329
Debt issues[1]	141,176	-	142,474	-	142,474
Due to subsidiaries	143,834	-	-	143,834	143,834
Loan capital	17,666	-	18,087	-	18,087
Other financial liabilities	6,868	-	6,868	-	6,868
Total financial liabilities not measured at fair value	762,989	2,304	618,013	145,050	765,367

[1] The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

252	2018 Westpac Group Annual Report

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

Consolidated	Effects of Offsetting			Amounts Subject to Enforceable
	on Balance Sheet			Netting Arrangements But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2018
Assets
Receivables due from other
financial institutions[1]	14	-	14	-	-	(14)	-
Derivative financial instruments	32,828	(8,727)	24,101	(15,962)	(2,184)	(14)	5,941
Securities purchased under
agreement to resell[2]	1,379	-	1,379	-	(3)	(1,376)	-
Loans[3]	8,519	(8,420)	99	-	-	-	99
Other assets[4]	4,243	(4,162)	81	-	-	-	81
Total assets	46,983	(21,309)	25,674	(15,962)	(2,187)	(1,404)	6,121
Liabilities
Derivative financial instruments	37,296	(12,889)	24,407	(15,962)	(4,487)	(1,544)	2,414
Security repurchase agreements[5]	9,522	-	9,522	-	-	(9,522)	-
Deposits and other borrowings[3]	20,486	(8,420)	12,066	-	-	-	12,066
Other liabilities[4]	-	-	-	-	-	-	-
Total liabilities	67,304	(21,309)	45,995	(15,962)	(4,487)	(11,066)	14,480
2017
Assets
Receivables due from other
financial institutions[1]	15	-	15	-	-	(14)	1
Derivative financial instruments	31,686	(7,653)	24,033	(16,707)	(2,438)	(18)	4,870
Securities purchased under
agreement to resell[2]	6,887	-	6,887	-	(42)	(6,814)	31
Loans[3]	15,990	(15,925)	65	-	-	-	65
Other assets[4]	2,269	(1,615)	654	-	-	-	654
Total assets	56,847	(25,193)	31,654	(16,707)	(2,480)	(6,846)	5,621
Liabilities
Derivative financial instruments	34,642	(9,267)	25,375	(16,707)	(5,552)	(1,421)	1,695
Security repurchase agreements[5]	12,960	-	12,960	-	(2)	(12,958)	-
Deposits and other borrowings[3]	21,349	(15,925)	5,424	-	-	-	5,424
Other liabilities[4]	13	(1)	12	-	-	-	12
Total liabilities	68,964	(25,193)	43,771	(16,707)	(5,554)	(14,379)	7,131

[1] Consist of stock borrowing arrangements, reported as part of cash collateral in Note 10.
[2] Securities purchased under agreement to resell form part of Note 11.

[3]            Consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 13 and part of Deposits and other borrowings at amortised cost in Note 17.

[4]            Gross amounts consist of initial and variation margin held directly with central clearing counterparties, where variation margin is receivable it is reported as part of Other in Note 27. Where variation margin is payable it is reported as part of Other in Note 29. Amounts offset relate to variation margin.

[5] Security repurchase agreements form part of Note 16 recognised at amortised cost and part of Note 18 recognised at fair value through income statement.

2018 Westpac Group Annual Report	253

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities (continued)

Parent Entity	Effects of Offsetting			Amounts Subject to Enforceable
	on Balance Sheet			Netting Arrangements But Not Offset
			Net Amounts	Other
			Reported on	Recognised		Financial
	Gross	Amounts	the Balance	Financial	Cash	Instrument	Net
$m	Amounts	Offset	Sheet	Instruments	Collateral	Collateral	Amount
2018
Assets
Receivables due from other
financial institutions[1]	14	-	14	-	-	(14)	-
Derivative financial instruments	32,289	(8,727)	23,562	(15,862)	(1,748)	(14)	5,938
Securities purchased under
agreement to resell[2]	1,379	-	1,379	-	(3)	(1,376)	-
Loans[3]	8,519	(8,420)	99	-	-	-	99
Other assets[4]	4,243	(4,162)	81	-	-	-	81
Total assets	46,444	(21,309)	25,135	(15,862)	(1,751)	(1,404)	6,118
Liabilities
Derivative financial instruments	37,118	(12,889)	24,229	(15,862)	(4,423)	(1,544)	2,400
Security repurchase agreements[5]	9,522	-	9,522	-	-	(9,522)	-
Deposits and other borrowings[3]	20,486	(8,420)	12,066	-	-	-	12,066
Other liabilities[4]	-	-	-	-	-	-	-
Total liabilities	67,126	(21,309)	45,817	(15,862)	(4,423)	(11,066)	14,466
2017
Assets
Receivables due from other
financial institutions[1]	15	-	15	-	-	(14)	1
Derivative financial instruments	31,476	(7,653)	23,823	(16,552)	(2,312)	(18)	4,941
Securities purchased under
agreement to resell[2]	6,887	-	6,887	-	(42)	(6,814)	31
Loans[3]	15,990	(15,925)	65	-	-	-	65
Other assets[4]	2,269	(1,615)	654	-	-	-	654
Total assets	56,637	(25,193)	31,444	(16,552)	(2,354)	(6,846)	5,692
Liabilities
Derivative financial instruments	34,178	(9,267)	24,911	(16,522)	(5,179)	(1,421)	1,789
Security repurchase agreements[5]	12,942	-	12,942	-	(2)	(12,940)	-
Deposits and other borrowings[3]	21,349	(15,925)	5,424	-	-	-	5,424
Other liabilities[4]	13	(1)	12	-	-	-	12
Total liabilities	68,482	(25,193)	43,289	(16,522)	(5,181)	(14,361)	7,225

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

[1] Consist of stock borrowing arrangements, reported as part of cash collateral in Note 10.
[2] Securities purchased under agreement to resell form part of Note 11.

[3]            Consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 13 and part of Deposits and other borrowings at amortised cost in Note 17.

[4]            Gross amounts consist of initial and variation margin held directly with central clearing counterparties, where variation margin is receivable it is reported as part of Other in Note 27. Where variation margin is payable it is reported as part of Other in Note 29. Amounts offset relate to variation margin.

[5] Security repurchase agreements form part of Note 16 recognised at amortised cost and part of Note 18 recognised at fair value through income statement.

254	2018 Westpac Group Annual Report

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

Securitisation

Securitisation is the transferring of assets (or an interest in either the assets or the cash flows arising from the assets) to a structured entity which then issue the majority interest bearing debt securities to third party investors for funding deals and to Westpac for liquidity deals.

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

Undrawn funding and liquidity facilities of $517 million were provided by Westpac (2017: $511 million) for the securitisation of its own assets.

Customer conduits

Westpac also facilitates securitisation structures to arrange funding on behalf of customers in customer conduits through a subsidiary (Waratah Receivables Corporation Limited and its subsidiaries). The assets securitised are not assets of Westpac.  The lending provided to the customer conduits is disclosed in Note 10 and the funding liability is disclosed in Note 19.

Westpac provided undrawn liquidity facilities to the customer conduits of nil at 30 September 2018 (2017: $392 million).

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

The cash consideration received is recognised as a liability (Security repurchase agreements). Refer to Notes 16 and 18 for further details.

2018 Westpac Group Annual Report	255

Notes to the financial statements

Note 25. Securitisation, covered bonds and other transferred assets (continued)

The following table presents Westpac’s assets transferred and their associated liabilities:

Consolidated			For those liabilities that only have recourse to
			the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	associated	Net fair value
$m	assets	liabilities	assets	liabilities	position
2018
Securitisation - own assets[1]	7,631	7,588	7,662	7,565	97
Covered bonds[2]	43,088	35,434	n/a	n/a	n/a
Repurchase agreements	12,492	9,522	n/a	n/a	n/a
Total[3]	63,211	52,544	7,662	7,565	97

2017
Securitisation - own assets[1]	8,249	8,209	8,282	8,223	59
Covered bonds[2]	42,122	34,516	n/a	n/a	n/a
Repurchase agreements	18,746	12,960	n/a	n/a	n/a
Total[3]	69,117	55,685	8,282	8,223	59

Parent Entity			For those liabilities that only have recourse to
			the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	associated	Net fair value
$m	assets	liabilities	assets	liabilities	position
2018
Securitisation - own assets[1]	97,259	96,728	97,291	96,473	818
Covered bonds[2]	36,190	30,268	n/a	n/a	n/a
Repurchase agreements	12,492	9,522	n/a	n/a	n/a
Total	145,941	136,518	97,291	96,473	818

2017
Securitisation - own assets[1,4]	98,368	97,872	98,434	96,478	1,956
Covered bonds[2]	35,202	29,698	n/a	n/a	n/a
Repurchase agreements	18,728	12,942	n/a	n/a	n/a
Total	152,298	140,512	98,434	96,478	1,956

[1] The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.

[2]            The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

[3] This table excludes securitisation – customer conduits as the assets securitised are not assets of Westpac.
[4] Comparatives have been revised for consistency.

256	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	257

Notes to the financial statements

Note 26. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Goodwill
Opening balance	9,012	9,030	6,844	6,844
Disposals[1]	(15)	-	-	-
Impairment[1]	(105)	-	-	-
Other adjustments	(2)	(18)	-	-
Closing balance	8,890	9,012	6,844	6,844
Computer software
Opening balance	1,916	1,781	1,758	1,635
Additions	882	766	823	692
Impairment	(2)	(14)	(2)	(14)
Amortisation	(618)	(614)	(565)	(558)
Other adjustments	(1)	(3)	-	3
Closing balance	2,177	1,916	2,014	1,758
Cost	5,727	5,059	4,861	4,249
Accumulated amortisation and impairment	(3,550)	(3,143)	(2,847)	(2,491)
Carrying amount	2,177	1,916	2,014	1,758
Brand Names
Opening balance	670	670	636	636
Closing balance	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Opening balance	21	187	21	187
Amortisation	(21)	(166)	(21)	(166)
Closing balance	-	21	-	21
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(1,494)	(1,473)	(1,279)	(1,258)
Carrying amount	-	21	-	21
Other intangible assets
Opening balance	33	53	-	3
Additions through business combination	-	-	-	-
Amortisation	(7)	(20)	-	(3)
Closing balance	26	33	-	-
Cost	391	398	160	160
Accumulated amortisation and impairment	(365)	(365)	(160)	(160)
Carrying amount	26	33	-	-
Total intangible assets	11,763	11,652	9,494	9,259

[1]    The sale of Hastings’ overseas operations and subsequent exit of Hastings’ Australian operations resulted in the entire balance of goodwill previously allocated to Hastings being derecognised ($15m) or impaired ($105m) in 2018.

258	2018 Westpac Group Annual Report

Notes to the financial statements

Note 26. Intangible assets (continued)

Goodwill has been allocated to the following CGUs:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Consumer Bank	3,359	3,359	3,144	3,144
Business Bank	2,513	2,513	2,378	2,378
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	2,048	2,048	835	835
New Zealand Consumer Banking and Wealth	470	472	-	-
BT New Zealand	13	13	-	-
Hastings	-	120	-	-
Total goodwill	8,890	9,012	6,844	6,844

Significant assumptions used in recoverable amount calculations

Assumptions are used to determine the CGUs’ recoverable amount for goodwill, which is based on value-in-use calculations. Value-in-use refers to the present value of expected cash flows under its current use. The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

▪                  Group’s equity rate was 11.0% (2017: 11.0%).

▪                  Group’s adjusted pre-tax equity rate for:

-        Australia was 15.7% (2017: 15.7%); and

-        New Zealand was 15.3% (2017: 15.3%).

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

Note 27. Other assets

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Accrued interest receivable	1,276	1,193	1,103	1,029
Securities sold not delivered	1,264	1,408	1,264	1,388
Deferred acquisition costs	71	86	-	1
Trade debtors	1,056	810	514	358
Prepayments	208	220	165	182
Accrued fees and commissions	129	149	60	64
Other	1,131	1,496	882	1,296
Total other assets	5,135	5,362	3,988	4,318

2018 Westpac Group Annual Report	259

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

Compliance, Regulation and Remediation provisions

The compliance, regulation and remediation provisions relate to matters of potential misconduct in providing services to our customers identified both as a result of regulatory action and internal reviews. An assessment of the likely cost to the Group of these matters (including applicable customer refunds) is made on a case-by-case basis and specific provisions are made where appropriate.

Further information on regulatory action and internal reviews is included in the contingent liabilities section of Note 31.

Critical accounting assumptions and estimates

The financial reporting of provisions for litigation and non-lending losses and for compliance, regulation and remediation matters involves a significant degree of judgement in relation to identifying whether a present obligation exists and also in estimating the probability, timing, nature and quantum of the outflows that may arise from past events. These judgments are made based on the specific facts and circumstances relating to individual events.

Payments that are expected to be incurred after more than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

Provisions carried for long service leave are supported by an independent actuarial report.

		Annual					Compliance,
		Leave	Litigation	Provision for			Regulation
	Long	and Other	and Non-	Impairment			and
	Service	Employee	Lending	on Credit	Leasehold	Restructuring	Remediation
$m	Leave	Benefits	Losses[1]	Commitments	Premises	Provisions	Provisions[1]	Total
Consolidated
Balance at 1 October 2017	399	737	38	253	26	5	181	1,639
Additions	77	960	97	-	4	29	414	1,581
Utilisation	(43)	(977)	(79)	-	(6)	(5)	(121)	(1,231)
Reversal of unutilised provisions	(16)	(25)	(3)	-	-	(2)	(5)	(51)
Unwinding of discount	-	-	-	4	-	-	-	4
Other	-	4	-	(18)	-	-	-	(14)
Balance at 30 September 2018	417	699	53	239	24	27	469	1,928
Parent Entity
Balance at 1 October 2017	367	644	25	224	26	5	181	1,472
Additions	72	888	71	-	4	29	392	1,456
Utilisation	(39)	(890)	(56)	-	(6)	(5)	(121)	(1,117)
Reversal of unutilised provisions	(16)	(10)	(3)	-	-	(2)	(5)	(36)
Unwinding of discount	-	-	-	3	-	-	-	3
Other	2	7	-	(21)	-	-	-	(12)
Balance at 30 September 2018	386	639	37	206	24	27	447	1,766

[1] Balance at 1 October 2017 has been revised for consistency.

260	2018 Westpac Group Annual Report

Notes to the financial statements

Note 28. Provisions (continued)

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2018:

▪                  $20 million (2017: $23 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪                  $9 million (2017: $9 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪                  $5 million (2017: $6 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

▪                  $2 million (2017: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);

▪                  $1 million (2017: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);

▪                  $2 million (2017: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and

▪                  $1 million (2017: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

Note 29. Other liabilities

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Unearned insurance premiums	398	396	-	-
Outstanding insurance claims	367	339	-	-
Defined benefit deficit[1]	25	43	9	30
Accrued interest payable	2,968	2,727	2,633	2,416
Credit card loyalty program	308	284	23	16
Securities purchased not delivered	1,343	1,315	1,343	1,315
Trade creditors and other accrued expenses[2]	1,410	1,109	1,125	890
Other[2]	2,374	2,393	2,159	2,282
Total other liabilities	9,193	8,606	7,292	6,949

Note 30. Operating lease commitments

Westpac leases various commercial and retail premises and related plant and equipment. The lease commitments at 30 September are as follows:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Due within one year	570	548	498	480
Due after one year but not later than five years	1,564	1,591	1,356	1,395
Due after 5 years	1,819	1,994	1,460	1,652
Total lease commitments	3,953	4,133	3,314	3,527

Operating leases are entered into to meet the business needs of entities in the Group. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates.

Leased premises that have become excess to the Group’s business needs have been sublet where possible.

The future minimum lease payments receivable from non-cancellable sub-leases were $7 million (2017: $9 million) for the Group and $6 million (2017: $9 million) for Parent Entity.

[1]    Refer to Note 38 for more details.

[2]    Comparatives have been revised for consistency. Liabilities of $177 million relating to compliance, regulation and remediation were reclassified to compliance, regulation and remediation provisions included in Note 28.

2018 Westpac Group Annual Report	261

Notes to the financial statements

Note 31. Contingent liabilities, contingent assets and credit commitments

Accounting Policy

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon.  These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

Contingent assets

Contingent assets are possible assets whose existence will be confirmed only by uncertain future events. Contingent assets are not recognised on the balance sheet but are disclosed if an inflow of economic benefits is probable.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

Undrawn credit commitments

Undrawn credit commitments expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments disclosed below. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 22 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives at 30 September are as follows:

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Undrawn credit commitments
Letters of credit and guarantees[1]	15,585	15,460	14,957	14,908
Commitments to extend credit[2]	174,658	178,443	152,943	156,423
Other	154	648	99	648
Total undrawn credit commitments	190,397	194,551	167,999	171,979

Consolidated 2018	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
Letters of credit and guarantees	8,983	2,717	890	2,995	15,585
Commitments to extend credit	50,292	49,320	14,637	60,409	174,658
Other	-	74	25	55	154
Total undrawn credit commitments	59,275	52,111	15,552	63,459	190,397

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Contingent liabilities

The Royal Commission and regulatory action

Globally, regulators and other bodies continue to progress various reviews involving the financial services sector. The nature of these reviews can be wide ranging and, in Australia, currently include investigations into potential misconduct in credit and financial services. For example, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (the Royal Commission) is currently investigating conduct, practices, behaviour or business activities by financial services entities including the Group that may amount to potential misconduct or that may fall below community standards and expectations. The Royal Commission may make findings that the Group (including persons or entities acting on its behalf) has engaged in misconduct including breaches of law or conduct that falls below community standards and expectations.

[1]           Letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

[2]            Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2018 the Group had offered $5.7 billion (2017: $5.5 billion) of facilities to customers, which had not yet been accepted.

262	2018 Westpac Group Annual Report

Notes to the financial statements

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

Any findings made by the Royal Commission as it progresses, may result in litigation (including class action proceedings against the Group), fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties.

Regulators such as ASIC, APRA, ACCC, AUSTRAC and the ATO are also currently conducting reviews and inquiries (some of which are industry-wide) that currently involve or may involve the Group in the future. These reviews are separately considering a range of matters, including matters such as consumer credit insurance, responsible lending (including in the context of reverse mortgages and interest only lending), anti-money laundering and counter-terrorism financing processes and procedures (including in relation to customer on-boarding and ongoing customer due diligence), financial adviser conduct (including compliance with the obligation to act in the client’s best interests), life insurance claims handling, and the pricing of residential mortgages.

The Group has recently self-reported to AUSTRAC a failure to report a large number of International Funds Transfer Instructions (IFTIs) (as required under Australia’s AML/CTF Act) in relation to one WIB product. These IFTIs relate to batch instructions received from 2009 until recently from a small number of correspondent banks for payments made predominantly to beneficiaries in Australia in Australian dollars. Through the product, Westpac facilitates payments on behalf of clients of certain of its correspondent banks. The majority of the payments are low value and made by Government pension funds and corporates. The Group is investigating and working with AUSTRAC to remediate the failure to report IFTIs. No provision has been raised for this matter including in relation to any potential regulatory action.

Westpac has received various notices and requests for information from the Royal Commission, as well as from regulators as part of both industry-wide and Westpac-specific reviews and inquiries.

These reviews and inquiries, which may be conducted by a regulator, and in some cases also an external third party assurance provider retained either by the regulator or by the Group (including where a matter has been self-identified by the Group), may result in litigation (including class action proceedings against the Group), fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties.

An assessment of the likely cost to the Group of these reviews and actions has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Where appropriate, specific provisions have been made. (refer to Note 28).

Litigation

There are ongoing court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Where appropriate, specific provisions have been made (refer to Note 28).

▪                  Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that was the subject of the proceedings was alleged to have occurred between 6 April 2010 and 6 June 2012. ASIC sought declarations from the court that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac’s trading in the relevant market. The proceedings were heard in late 2017. On 24 May 2018, Justice Beach found that Westpac had not engaged in market manipulation or misleading or deceptive conduct under the Corporations Act 2001 (Cth). His Honour also found that there was no ‘trading practice’ of manipulating the BBSW rate. However, the Court found that Westpac engaged in unconscionable conduct on 4 occasions and that Westpac breached its supervisory duty. Costs and penalties will be determined in the coming months. While we have provided for our best estimate of these amounts, there remains a risk that the final outcome may differ from this estimate.

▪                  In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to BBSW. Those proceedings are at a very early stage and the level of damages sought has not been specified. Westpac is defending these proceedings. No provision has been recognised in relation to this matter.

▪                  On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). On 4 September 2018, Westpac and ASIC agreed to settle the proceedings on the basis of a proposed $35 million penalty and declarations that Westpac contravened the National Consumer Credit Protection Act 2009 (Cth). The proposed settlement is subject to Court approval. A hearing on the proposed settlement was held on 24 October 2018 and judgement is reserved.  While we have provided for our best estimate of these amounts, there remains a risk that the final outcome may differ from this estimate.

2018 Westpac Group Annual Report	263

Notes to the financial statements

Note 31. Contingent liabilities, contingent assets and credit commitments (continued)

▪                  On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited and Westpac Securities Administration Limited in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. The proceedings were heard in February 2018. Judgment is pending. No provision has been recognised in relation to this matter.

•                  On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since October 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action. No provision has been recognised in relation to this matter.

Internal reviews and remediation

Westpac is currently undertaking a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These reviews have identified, and may continue to identify, issues in respect of which we are, or will be, taking steps to put things right (including in relation to areas of industry focus such as compliance with responsible lending obligations and the way some product terms and conditions are operationalised) so that our customers are not at a disadvantage from certain past practices. By undertaking these reviews we can also improve our processes (including in relation to responsible lending controls and financial planning controls). An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Where appropriate, specific provisions have been made (refer to Note 28). Contingent liabilities may exist in respect of actual or potential claims, compensation payments and/or refunds identified as part of these reviews (including in relation to the reviews described below).

One of the reviews relates to ongoing advice services provided from 2008 by approximately 1,660 planners operating in aligned dealer groups who were at the time authorised representatives of the Group’s wholly owned subsidiaries Securitor Financial Group (Securitor) and Magnitude Group Pty Ltd (Magnitude). Securitor and Magnitude, as the AFSL licensees, retained a portion of the ongoing advice fees paid to those dealer groups by clients since 2008. Westpac is in the early stages of engaging each authorised representative to determine the agreements in place between those representatives and their clients, and the services provided. Given the early stage of the review, the time period under consideration and availability of records in relation to the relevant period, it is not practicable to provide an estimate of any potential remediation costs for circumstances where a client has paid ongoing service fees but those services have not been provided. No provision has been recognised in relation to this matter.

Following an error in the Group’s systems, certain customers with an interest only home loan did not have their loans automatically switched to principal and interest repayments at the end of the contracted interest only period. The Group is undertaking a program of work to remediate this issue for affected customers and is engaging with ASIC on potential remediation options. While we have provided for our best estimate of these amounts, there remains a risk that the final outcome may exceed this estimate.

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

Contingent tax risk

Tax and regulatory authorities are reviewing the taxation treatment of certain transactions (including both historical and present-day transactions) undertaken by the Group in the course of normal business activities and the claiming of tax incentives (including research and development tax incentives) and GST. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries. These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice and holds provisions.

264	2018 Westpac Group Annual Report

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

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

•                  letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and

•                  guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee is capped at $40 million per year and can only be utilised if the entity concerned becomes legally obliged to pay for a claim under the relevant licence. The Parent Entity has a right to recover any funds payable under the guarantees from the relevant subsidiary.

2018 Westpac Group Annual Report	265

Notes to the financial statements

CAPITAL AND DIVIDENDS

Note 32. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs. Treasury shares are shares in the Parent Entity, purchased by the Parent Entity or other entities within the Group. These shares are adjusted against share capital as the net of the consideration paid to purchase the shares and, where applicable, any consideration received from the subsequent sale or reissue of these shares.

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

Available-for-sale securities reserve

This comprises the changes in the fair value of available-for-sale financial securities, net of any related hedge accounting adjustments and tax. These changes are transferred to non-interest income in the income statement when the asset is either disposed of or impaired.

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

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Share capital
Ordinary share capital, fully paid	36,054	34,889	36,054	34,889
Treasury shares held for RSP[1]	(505)	(434)	(505)	(434)
Other treasury shares held[2]	12	(61)	(3)	(3)
Total treasury shares held	(493)	(495)	(508)	(437)
Total share capital	35,561	34,394	35,546	34,452
Non-controlling interests	52	54	-	-

[1] 2018: 3,943,660, unvested shares held (2017: 3,549,035).
[2] 2018: 2,029,795 shares held (2017: 4,652,579).

266	2018 Westpac Group Annual Report

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares.

Consolidated and Parent Entity
(number)	2018	2017
Opening balance	3,394,364,279	3,346,166,853
Dividend reinvestment plan[1]	21,242,667	48,197,426
Conversion of Westpac Convertible Preference Shares[2]	19,189,765	-
Closing balance	3,434,796,711	3,394,364,279

Ordinary shares purchased and sold on market

	2018	2018
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	854,267	31.86
RSP[3]	2,291,897	31.32
Westpac Performance Plan (WPP) - share rights exercised	156,691	31.49
Westpac Long Term Incentive Plan (LTIP) - options exercised[4]	103,686	28.80
LTIP - share rights exercised	2,929	28.42
As treasury shares:
Treasury shares purchased (excluding RSP)[5]	93,052	28.97
Treasury shares sold	(2,715,836)	28.10
Net number of ordinary shares purchased/(sold) on market[6]	786,686

For details of the share-based payment arrangements refer to Note 37.

[1]            The price per share for the issuance of shares in relation to the dividend reinvestment plan for the 2018 interim dividend was $28.11 and 2017 final dividend was $31.62 (2017: 2017 interim dividend was $29.79 and 2016 final dividend was $31.32).

[2] The conversion price per share for the issuance of shares in relation to the conversion of Westpac Convertible Preference Shares was $29.49.
[3] Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.
4 No WPP options were exercised during the period. The average exercise price per share received was $24.23 on the exercise of the LTI options.
[5] Treasury shares include ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac for equity derivatives sold to customers.
[6] The purchase of ordinary shares on market resulted in a tax benefit of $0.22 million being recognised as contributed equity.

2018 Westpac Group Annual Report	267

Notes to the financial statements

Note 32. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Available-for-sale securities reserve
Opening balance	64	10	70	10
Net gains/(losses) from changes in fair value	(104)	75	(34)	88
Income tax effect	34	(19)	13	(26)
Transferred to income statements	66	(3)	(33)	(3)
Income tax effect	(25)	1	6	1
Exchange differences	2	-	2	-
Closing balance	37	64	24	70
Share-based payment reserve
Opening balance	1,431	1,333	1,322	1,221
Share-based payment expense	103	98	103	101
Closing balance	1,534	1,431	1,425	1,322
Cash flow hedge reserve
Opening balance	(154)	(172)	(94)	(78)
Net gains/(losses) from changes in fair value	(161)	(91)	(125)	(42)
Income tax effect	47	27	38	13
Transferred to income statements	203	115	160	19
Income tax effect	(60)	(33)	(48)	(6)
Closing balance	(125)	(154)	(69)	(94)
Foreign currency translation reserve
Opening balance	(529)	(413)	(481)	(404)
Exchange differences on translation of foreign operations (net of associated hedges)	181	(116)	174	(77)
Transferred to income statements	(3)	-	-	-
Closing balance	(351)	(529)	(307)	(481)
Other reserves
Opening balance	(18)	(19)	41	41
Transactions with owners	-	1	-	-
Closing balance	(18)	(18)	41	41
Total reserves	1,077	794	1,114	858

268	2018 Westpac Group Annual Report

Notes to the financial statements

Note 33. Capital adequacy

APRA measures an ADI’s regulatory capital using three measures:

Level of capital	Definition
Common Equity Tier 1 Capital (CET1)

Comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.

Tier 1 Capital	The sum of CET1 and AT1 Capital. AT1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics.
Total Regulatory Capital

The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain a minimum CET1 ratio of at least 4.5%, Tier 1 Capital ratio of at least 6.0% and Total Regulatory Capital ratio of at least 8.0%. APRA may also require ADIs, including, Westpac, to meet Prudential Capital Requirements (PCRs) above the minimum capital ratios. APRA does not allow the PCRs for individual ADIs to be disclosed.

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

Collectively, the above buffers are referred to as the “Capital Buffer” (CB). Should the CET1 capital ratio fall within the capital buffer range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, AT1 Capital distributions and discretionary staff bonuses.

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

In light of APRA’s announcement on ‘unquestionably strong’ capital benchmarks on 19 July 2017, Westpac will seek to operate with a CET1 capital ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

▪                  current regulatory capital minimums and the CCB, which together are the total CET1 requirement;

▪                  stress testing to calibrate an appropriate buffer against a downturn; and

▪                  quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital level once APRA finalises its review of the capital adequacy framework.

2018 Westpac Group Annual Report	269

Notes to the financial statements

Note 34. Dividends

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 94 cents per share (2017: 94 cents, 2016: 94 cents)
all fully franked at 30%	3,227	3,186	3,142	3,229	3,191
Total dividends not recognised at year end	3,227	3,186	3,142	3,229	3,191

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP). The Board has decided to issue new shares to satisfy the DRP for the 2018 final dividend. The DRP will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent years are $1,357 million (2017: $1,063 million; 2016: $911 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2018 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2017: NZ$0.07, 2016: NZ$0.07) per share will be attached to the proposed 2018 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$530 million (2017: NZ$375 million, 2016: NZ$423 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

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

270	2018 Westpac Group Annual Report

Notes to the financial statements

Note 35. Investments in subsidiaries and associates (continued)

The following table includes the material controlled entities of the Group as at 30 September 2018.

Name	Country of Incorporation	Name	Country of Incorporation
Advance Asset Management Limited	Australia	Westpac Equity Holdings Pty Limited	Australia
Asgard Capital Management Limited	Australia	Westpac Financial Services Group Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac General Insurance Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac General Insurance Services Limited	Australia
BT Funds Management Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Life Insurance Services Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Securities Limited	Australia
Crusade ABS Series 2016-1 Trust	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Crusade ABS Series 2017-1 Trust	Australia	BT Funds Management (NZ) Limited	New Zealand
Crusade ABS Series 2017-1P Trust	Australia	Westpac Financial Services Group-NZ-Limited	New Zealand
Crusade Trust No.2P of 2008	Australia	Westpac Life-NZ-Limited	New Zealand
Hastings Funds Management Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2014-1 WST Trust	Australia	Westpac NZ Covered Bond Limited[1]	New Zealand
Series 2014-2 WST Trust	Australia	Westpac NZ Securitisation Limited[1]	New Zealand
Series 2015-1 WST Trust	Australia	Westpac Securities NZ Limited	New Zealand
St.George Finance Limited	Australia	Westpac Term Pie Fund[2]	New Zealand
St.George Motor Finance Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea
Westpac Covered Bond Trust	Australia

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

▪                  Westpac Cash PIE Fund;

▪                  Westpac Notice Saver PIE Fund; and

▪                  Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2018	2017
St.George Motor Finance Limited	75.0%	75.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

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

Associates

There are no associates that are material to the Group.

On 26 May 2017, the Group sold 60 million shares of Pendal Group Limited, which reduced the Group’s ownership to approximately 10%. Following completion of the sale, the remaining interest in Pendal Group Limited was reclassified to available-for-sale securities.

The following table summarises the financial information of Pendal Group Limited and reconciles the summarised financial information to the carrying amount of the Group’s 29.0% investment in Pendal Group Limited as at 26 May 2017 immediately prior to the sale. The table also summarises the gain recognised on the sale of the Group’s interest in Pendal Group Limited as well as the fair value of the remaining interest in Pendal Group Limited initially recognised in available-for-sale securities.

[1]           The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

[2]            The Group has funding agreements in place with this entity and is deemed to have exposure to the associated risks and rewards. The entity is consolidated as the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

2018 Westpac Group Annual Report	271

Notes to the financial statements

Note 35. Investments in subsidiaries and associates (continued)

Consolidated	Period ended
$m	26 May 2017
Summarised results
Revenue for the period	262
Net profit for the period	90
Other comprehensive income for the period	11
Total comprehensive income (100%)	101
Group’s share of net profit[1]	26
Equity accounting adjustments	(13)
Group’s share in net profit recognised in the income statement	13
Group’s share of other comprehensive income[1]	4
Tax effect on Group’s share of other comprehensive income	(1)
Share of total comprehensive income recognised by the Group	16
Dividends received from associates during the period	22
Summarised balance sheet
Total assets	887
Total liabilities	(122)
Total net assets (100%)	765
Group’s share of total net assets[1]	222
Fair value adjustments (including notional goodwill) on acquisition (net of amortisation)	491
Carrying amount of interest in Pendal Group Limited[2]	713
Carrying amount of interest in Pendal Group Limited sold	(471)
Carrying amount of remaining interest reclassified to available-for-sale securities	(242)
Remaining interest in Pendal Group Limited accounted for under equity method	-
Fair value of remaining interest reclassified to available-for-sale securities	375
Proceeds from sale of Pendal Group Limited interest, net of transaction costs	630
Amount of reserves recycled to profit or loss	(13)
Gain on sale of interest in Pendal Group Limited	279
Fair value of investment	n/a

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2018

Westpac sold its interest in a number of Hastings offshore subsidiaries to Northill Capital. Completion of the sale of the US and UK entities occurred on 28 February 2018 and completion of the Singapore entity occurred on 23 March 2018, with a total loss of $9 million recognised in non-interest income. The total cash consideration received, net of transaction costs and cash held, was $9 million.

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

Details of the assets and liabilities over which control was lost are provided in Note 41.

[1] Represents the Group’s share of Pendal (26 May 2017: 29.0%).
[2] The amount disclosed as at 26 May 2017 represented the carrying value of interest in Pendal immediately prior to the sale.

272	2018 Westpac Group Annual Report

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

Refer to Note 25 for further details.

Group managed funds

The Group acts as the responsible entity and/or fund manager for various investment management funds. As fund manager, if the Group is deemed to be acting as a principal rather than an agent then it consolidates the fund. The principal vs. agent decision requires judgement of whether the Group has sufficient exposure to variable returns.

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

2018 Westpac Group Annual Report	273

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

Consolidated 2018	Investment in
	Third Party
	Mortgage and			Interest
	Other	Financing to	Group	in Other
	Asset-Backed	Securitisation	Managed	Structured
$m	Securities[1]	Vehicles	Funds	Entities	Total
Assets
Receivables due from other financial institutions	-	-	-	-	-
Trading securities and financial assets designated at fair value	2,108	-	-	139	2,247
Available-for-sale securities	7,352	-	-	-	7,352
Loans	-	21,977	6	22,894	44,877
Life insurance assets	-	-	4,702	1,843	6,545
Other assets	-	-	47	-	47
Total on-balance sheet exposures	9,460	21,977	4,755	24,876	61,068
Total notional amounts of off-balance sheet exposures	-	5,145	60	7,988	13,193
Maximum exposure to loss	9,460	27,122	4,815	32,864	74,261
Size of structured entities[2]	58,976	27,122	66,524	100,427	253,049

Consolidated 2017	Investment in
	Third Party
	Mortgage and			Interest
	Other	Financing to	Group	in Other
	Asset-Backed	Securitisation	Managed	Structured
$m	Securities[1]	Vehicles	Funds	Entities	Total
Assets
Receivables due from other financial institutions	-	392	-	-	392
Trading securities and financial assets designated at fair value	1,740	-	-	674	2,414
Available-for-sale securities	6,981	-	-	-	6,981
Loans	-	20,032	44	22,488	42,564
Life insurance assets	-	-	4,344	1,735	6,079
Other assets	-	-	52	-	52
Total on-balance sheet exposures	8,721	20,424	4,440	24,897	58,482
Total notional amounts of off-balance sheet exposures	-	5,802	66	7,718	13,586
Maximum exposure to loss	8,721	26,226	4,506	32,615	72,068
Size of structured entities[2]	60,573	26,226	70,070	134,548	291,417

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

274	2018 Westpac Group Annual Report

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

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	The mandatory deferral of a portion of short-term incentives for New Zealand employees and key employees based outside Australia.	To reward key employees in respect of the previous financial year.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price:
Shares rights	Nil.	Nil.	n/a.	n/a.
Share options	The market price of Westpac shares at the start of the performance period	The market price of Westpac shares at the start of the performance period.	n/a	n/a

2018 Westpac Group Annual Report	275

Notes to the financial statements

Note 37. Share-based payments (continued)

Scheme name	Westpac Long Term Incentive Plan (LTI)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
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

[1] Details of the TSR and cash ROE performance targets are provided in the Remuneration Report in Section 4.3.

[2]           For the 2015 LTI awards, the TSR is subject to a four year performance period and Cash EPS compound annual growth rate (CAGR) over a three year performance period plus 1 year holding lock. For awards granted for the periods 2011 to 2014 both the TSR and CAGR hurdles are subject to a three year performance and vesting period.  TSR hurdled awards granted prior to 2011 were measured over an initial three year performance period with subsequent performance testing possible at the fourth and fifth anniversaries however further vesting may only occur if the TSR ranking has improved.

276	2018 Westpac Group Annual Report

Notes to the financial statements

Note 37. Share-based payments (continued)

Each share-based payment scheme is quantified below:

(i)    Westpac Long Term Incentive Plan

	Outstanding at	Granted	Exercised	Lapsed		Outstanding
	1 October	During	During	During	Outstanding at	and Exercisable at
2018	2017	the Year	the Year	the Year	30 September 2018	30 September 2018
Share options	256,840	-	103,686	100,804	52,350	52,350
Weighted average exercise price	$26.36	-	$24.23	-	$23.40	$23.40
Weighted average remaining
contractual life	0.7 years				0 years
Share rights	5,231,904	808,290	2,929	1,324,422	4,712,843	3,719
Weighted average remaining
contractual life	10.3 years				10.9 years
2017	1 Oct 2016				30 Sept 2017
Share options	583,018	-	326,178	-	256,840	256,840
Weighted average exercise price	$27.58	-	$28.54	-	$26.36	$26.36
Performance share rights	5,275,652	930,012	-	973,760	5,231,904	6,648

The weighted average fair value at grant date of LTI share rights issued during the year was $17.86 (2017: $19.17).

(ii)   Westpac Performance Plan (WPP)

	Outstanding at	Granted	Exercised	Lapsed		Outstanding
	1 October	During	During	During	Outstanding at	and Exercisable at
2018	2017	the Year	the Year	the Year	30 September 2018	30 September 2018
Share rights
One-year vesting period	155,419	72,000	66,357	20,531	140,531	53,644
Two-year vesting period	233,456	88,967	60,882	8,151	253,390	42,455
Three-year vesting period	104,382	43,589	29,452	780	117,739	28,426
Four-year vesting period	126,522	42,346	-	6,639	162,229	-
Total share rights	619,779	246,902	156,691	36,101	673,889	124,525
Weighted average remaining
contractual life	12.3 years				12.4 years
2017	1 Oct 2016				30 Sept 2017
Share options	74,094	-	52,745	21,349	-	-
Weighted average exercise price	$23.98	-	$23.98	-	-	-
Performance share rights	391,503	393,536	142,093	23,167	619,779	118,912

The weighted average fair value at grant date of WPP share rights issued during the year was $27.83 (2017: $27.40).

(iii)  Restricted Share Plan (RSP)

	Outstanding at	Granted		Forfeited
	1 October	During		During	Outstanding at
Allocation date[1]	2017	the Year	Released	the Year	30 September 2018
Granted prior to October 2009	675,329	-	328,597	-	346,732
Granted subsequent to October 2009	3,529,424	2,479,975	1,896,648	269,839	3,842,912
Total 2018	4,204,753	2,479,975	2,225,245	269,839	4,189,644
Total 2017	4,426,872	2,195,572	2,332,985	84,706	4,204,753

The weighted average fair value at grant date of RSP share rights issued during the year was $31.29 (2017: $32.24).

[1]            For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted.  For awards made from October 2009, shares are released from the RSP on vesting.

2018 Westpac Group Annual Report	277

Notes to the financial statements

Note 37. Share-based payments (continued)

(iv)  Employee Share Plan (ESP)

			Average Number	Total Number
	Allocation	Number of	of Shares Allocated	of Shares	Market	Total
	Date	Participants	per Participant	Allocated	Price per Share[1]	Fair Value
2018	24 November 2017	27,557	31	854,267	$31.80	$27,165,691
2017	25 November 2016	26,966	32	862,912	$31.25	$26,966,000

The 2017 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2018 is $28 million (2017: $28 million) and is provided for as other employee benefits.

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

The fair value of share rights with performance targets based on relative TSR takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

The fair values of share rights without TSR based performance targets, (i.e. share rights with Cash EPS CAGR, economic profit and ROE performance targets), have been determined with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

Other significant assumptions include:

▪                  a risk free rate of return of 2.6%, applied to TSR-hurdled grants;

▪                  a dividend yield on Westpac shares of 6.0%, applied to TSR and ROE-hurdled grants;

▪                  volatility in Westpac’s TSR of 19.9%, applied to TSR-hurdled grants; and

▪                  volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

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

[1] The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

278	2018 Westpac Group Annual Report

Notes to the financial statements

Note 38. Superannuation commitments (continued)

Westpac had the following defined benefit plans at 30 September 2018:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2015
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2017
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)[1]	Defined benefit	Indexed pension and lump sum	5 April 2015
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

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

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. These valuations resulted in a funding surplus of $324 million for the year ended 30 September 2018 (2017: $315 million). Current contribution rates are as follows:

▪                  WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

▪                  WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

▪                  UKSS – contributions are made to the UKSS at the rate of £1.05 million per year.

Contributions

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Employer contributions	30	33	30	33
Member contributions	12	13	11	12

Expected employer contributions for the year ended 30 September 2019 are $29 million.

Expense recognised

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Current service cost	37	42	43	37	41
Net interest cost on net benefit liability	1	8	7	-	7
Total defined benefit expense	38	50	50	37	48

[1] The 2018 final actuarial assessment of the funding status for WGP and UKSS will be available in 2019.

2018 Westpac Group Annual Report	279

Notes to the financial statements

Note 38. Superannuation commitments (continued)

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2018	2017	2018	2017
Benefit obligation at end of the year	2,314	2,284	2,239	2,209
Fair value of plan assets at end of the year	2,378	2,289	2,319	2,227
Net surplus/(deficit)	64	5	80	18
Defined benefit surplus (Note 27)	89	48	89	48
Defined benefit deficit (Note 29)	(25)	(43)	(9)	(30)
Net surplus/(deficit)	64	5	80	18

The average duration of the defined benefit obligation is 11 years (2017: 11 years).

Significant assumptions

	2018		2017
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	Funds	Funds	Funds	Funds
Discount rate	4.1%	2.6%-2.9%	4.2%	2.7%-3%
Salary increases	2.9%	3%-5%	3.0%	3%-5%
Inflation rate (pensioners receive inflationary increases)	1.9%	2%-3.5%	2.0%	2%-3.5%
Life expectancy of a 60-year-old male	31.0	27.9-28.4	30.8	27.7-28.9
Life expectancy of a 60-year-old female	33.9	29.4-29.6	33.7	29.2-30.3

Sensitivity to changes in significant assumptions

The table below shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
Change in assumption	2018	2017
0.5% decrease in discount rate	120	116
0.5% increase in annual salary increases	8	10
0.5% increase in inflation rate (pensioners receive inflationary increases)	111	106
1 year increase in life expectancy	38	29

Asset allocation

Consolidated and Parent Entity	2018		2017
	Australian	Overseas	Australian	Overseas
%	Funds	Funds	Funds	Funds
Cash	5%	2%	4%	2%
Equity instruments	45%	7%	44%	13%
Debt instruments	28%	80%	29%	65%
Property	10%	1%	10%	10%
Other Assets	12%	10%	13%	10%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

280	2018 Westpac Group Annual Report

Notes to the financial statements

OTHER

Note 39. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2018	2017	2018	2017
Audit and audit-related fees
Audit fees
PwC Australia	19,999	17,886	19,967	17,833
Overseas PwC network firms	3,338	3,225	68	852
Total audit fees	23,337	21,111	20,035	18,685
Audit-related fees
PwC Australia	2,316	3,938	2,224	3,739
Overseas PwC network firms	117	68	-	65
Total audit-related fees	2,433	4,006	2,224	3,804
Total audit and audit-related fees	25,770	25,117	22,259	22,489
Tax fees
PwC Australia	169	5	49	-
Overseas PwC network firms	-	8	-	-
Total tax fees	169	13	49	-
Other fees
PwC Australia	1,581	1,853	1,501	912
Overseas PwC network firms	-	90	-	90
Total other fees	1,581	1,943	1,501	1,002
Total audit and non-audit fees	27,520	27,073	23,809	23,491

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage PwC on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

PwC also received fees of $7.5 million (2017: $6.0 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

2018 Westpac Group Annual Report	281

Notes to the financial statements

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

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 35

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in
Balances due to / from subsidiaries	Balance Sheet
Dividend income / Transactions with subsidiaries	Note 4
Interest income and Interest expense	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 31

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

Superannuation plans

The Group contributed $348 million (2017: $329 million) to defined contribution plans and $30 million to defined benefit plans (2017: $33 million; refer to Note 38).

Remuneration of KMP

Total remuneration of the KMP was:

	Short-term	Post Employment	Other Long-term	Termination	Share-based
$	Benefits	Benefits	Benefits	Benefits	Payments	Total
Consolidated
2018	23,210,820	618,631	297,495	-	16,086,623	40,213,569
2017	25,048,403	621,606	156,590	-	16,106,111	41,932,710
Parent Entity
2018	21,807,008	537,187	297,495	-	15,301,417	37,943,107
2017	23,859,466	545,524	156,590	-	15,268,712	39,830,292

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest Payable	Closing Loan	Number of KMP
$	for the Year	Balance	with Loans
2018	650,969	17,498,526	13
2017	739,466	15,290,320	9

Further details of the KMP’s remuneration, share rights and options and other transactions with KMP are included in the Remuneration report in Section 1.

282	2018 Westpac Group Annual Report

Notes to the financial statements

Note 40. Related party disclosures (continued)

Options and share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2018 by the CEO and other key management personnel (including their related parties):

	Latest Date of Exercise	Number of Share Rights	Number of Options	Exercise Price of Options
Managing Director & Chief Executive Officer
Brian Hartzer	Ranges from 1 October 2024 to 1 October 2032	767,080	-	n/a
Group Executives
Lyn Cobley	Ranges from 1 October 2030 to 1 October 2032	261,846	-	n/a
Brad Cooper	Ranges from 1 October 2024 to 1 October 2032	329,216	-	n/a
David Curran	Ranges from 1 October 2024 to 1 October 2032	288,436	-	n/a
George Frazis	Ranges from 1 October 2024 to 1 October 2032	300,880	-	n/a
Peter King	Ranges from 1 October 2024 to 1 October 2032	314,259	-	n/a
David Lees	Ranges from 1 October 2018 to 1 October 2030	31,402	25,562	23.40
Rebecca Lim	Ranges from 1 October 2024 to 1 October 2032	144,092	-	n/a
David Linberg	Ranges from 1 October 2024 to 1 October 2032	254,369	-	n/a
Carolyn McCann	Ranges from 1 October 2024 to 1 October 2032	42,816	-	n/a
David McLean	Ranges from 1 October 2022 to 1 October 2032	295,136	-	n/a
Christine Parker	Ranges from 1 October 2024 to 1 October 2032	240,311	-	n/a
Gary Thursby	Ranges from 1 October 2024 to 1 October 2032	154,553	-	n/a

Former Group Executive

Alexandra Holcomb	Ranges from 1 October 2024 to 1 October 2032	292,576	-	n/a

Further details of the equity holdings of KMP are included in the Remuneration report in Section 1.

2018 Westpac Group Annual Report	283

Notes to the financial statements

Note 41. Notes to the cash flow statements

Accounting policy

Cash and cash equivalents includes cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Net profit for the year	8,099	7,997	7,460	8,144	7,843
Adjustments:
Depreciation, amortisation and impairment	1,144	1,269	1,228	952	1,122
Impairment charges	889	1,021	1,261	820	991
Net (decrease)/increase in current and deferred tax	(96)	(34)	(285)	(598)	(572)
(Increase)/decrease in accrued interest receivable	(83)	(75)	25	(74)	(81)
(Decrease)/increase in accrued interest payable	241	148	(47)	217	154
(Decrease)/increase in provisions[1]	289	219	(68)	294	28
Other non-cash items[1]	332	(419)	(331)	420	219
Cash flows from operating activities before changes in operating assets and liabilities	10,815	10,126	9,243	10,175	9,704
Net (increase)/decrease in derivative financial instruments	8,584	(5,042)	(5,107)	8,263	(5,378)
Net (increase)/decrease in life insurance assets and liabilities	(230)	219	(253)	-	-
(Increase)/decrease in other operating assets:
Trading securities and financial assets designated at fair value	3,827	(5,054)	6,755	3,150	(5,194)
Loans	(24,740)	(26,815)	(38,082)	(23,661)	(27,677)
Receivables due from other financial institutions	1,678	2,653	(896)	987	1,817
Regulatory deposits with central banks overseas	(303)	308	(209)	(299)	294
Other assets	160	200	(476)	210	136
(Decrease)/increase in other operating liabilities:
Other financial liabilities at fair value through income statement	243	(681)	(4,488)	261	(325)
Deposits and other borrowings	23,928	23,062	38,771	20,783	22,518
Payables due to other financial institutions	(4,072)	3,859	(73)	(4,396)	3,792
Other liabilities	(88)	(15)	312	(196)	78
Net cash provided by/(used in) operating activities	19,802	2,820	5,497	15,277	(235)

[1] Comparatives have been revised for consistency.

284	2018 Westpac Group Annual Report

Notes to the financial statements

Note 41. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 35.

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Assets:
Cash and balances with central banks	10	-	138	-	-
Available-for-sale securities	-	-	1	-	-
Loans	-	-	132	-	-
Regulatory deposits with central banks overseas	-	-	5	-	-
Property and equipment	2	-	3	-	-
Deferred tax assets	4	-	1	-	-
Intangible assets	15	-	1	-	-
Other assets	5	-	27	-	-
Total assets	36	-	308	-	-
Liabilities:
Deposits and other borrowings	-	-	264	-	-
Current tax liabilities	-	-	2	-	-
Provisions	2	-	1	-	-
Other liabilities	3	-	6	-	-
Total liabilities	5	-	273	-	-
Total equity attributable to owners of Westpac Banking Corporation	31	-	35	-	-
Cash proceeds (net of transaction costs)	19	-	34	-	-
Total consideration	19	-	34	-	-
Reserves recycled to income statement	3	-	2	-	-
Gain/(loss) on disposal	(9)	-	1	-	-
Reconciliation of cash proceeds from disposal
Cash proceeds received (net of transaction costs)	19	-	34	-	-
Less: Cash deconsolidated	(10)	-	(138)	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	9	-	(104)	-	-

Non-cash financing activities

	Consolidated			Parent Entity
$m	2018	2017	2016	2018	2017
Shares issued under the dividend reinvestment plan	631	1,452	726	631	1,452
Shares issued from the conversion of Westpac CPS	566	-	-	566	-

On 13 March 2018, 6,233,643 Westpac CPS were converted to Westpac Capital Notes 5 for a total value of $623 million.  On 3 April 2018, the remaining $566 million of Westpac CPS were transferred to the Westpac CPS nominated party for $100 each. Following the transfer, those remaining Westpac CPS were converted into 19,189,765 ordinary shares.

Restricted cash

The amount of cash and cash equivalents not available for use at 30 September 2018 was nil (2017: $38 million) for the Group and nil for the Parent Entity (2017: nil).

2018 Westpac Group Annual Report	285

Notes to the financial statements

Note 42. Subsequent events

No other matters have arisen since the year ended 30 September 2018 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

286	2018 Westpac Group Annual Report

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.                  the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2018’ are in accordance with the Corporations Act 2001, including:

i.         complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.      giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2018 and of their performance for the financial year ended on that date; and

b.              there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director &
Chief Executive Officer
Sydney
5 November 2018

2018 Westpac Group Annual Report	287

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2018 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2018 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2018 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

288	2018 Westpac Group Annual Report

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation (“the Company”) and its subsidiaries as of 30 September 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 30 September 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 September 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 September 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 September 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The Company has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 288 of the 2018 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

2018 Westpac Group Annual Report	289

Statutory statements

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers

Sydney, Australia

5 November 2018

We have served as the Company’s auditor since 1968.

290	2018 Westpac Group Annual Report

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 4 October 2018

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	780,300,485	22.72
J P Morgan Nominees Australia Limited	467,499,641	13.61
Citicorp Nominees Pty Limited	179,317,659	5.22
National Nominees Limited	133,796,083	3.90
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	72,855,297	2.12
BNP Paribas Noms Pty Ltd <DRP>	35,084,049	1.02
Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	34,159,319	0.99
WBC New Zealand Register Control Account	26,163,315	0.76
HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	25,771,780	0.75
Australian Foundation Investment Company Limited	15,545,000	0.45
Argo Investments Limited	11,758,448	0.34
Pacific Custodians Pty Limited <WBC Plans Ctrl A/C>	11,131,376	0.32
AMP Life Limited	11,129,779	0.32
Milton Corporation Limited	10,527,085	0.31
HSBC Custody Nominees (Australia) Limited	6,752,692	0.20
HSBC Custody Nominees (Australia) Limited – GSCO ECA	5,045,852	0.15
Netwealth Investments Limited	5,039,756	0.15
IOOF Investment Management Limited	4,946,531	0.14
Navigator Australia Ltd	4,852,576	0.14
Nulis Nominees (Australia) Limited	4,490,953	0.13
Total of Top 20 registered shareholders[1]	1,846,167,676	53.74

As at 4 October 2018 there were 619,578 holders of our ordinary shares compared to 633,272 in 2017 and 641,374 in 20162. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 4 October 2018 (approximately 98% in 2017 and 98% in 2016).

Substantial shareholders as at 4 October 2018

As at 4 October 2018 BlackRock Group (comprised of BlackRock Inc. and its subsidiaries) and The Vanguard Group, Inc. (including its subsidiary Vanguard Investments Australia Ltd.) had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties. BlackRock Group has been a substantial shareholder since 4 April 2017 and The Vanguard Group, Inc. became a substantial shareholder on 17 July 2018 (as detailed below).

Significant changes in ordinary share ownership of substantial shareholders

On 17 July 2018, The Vanguard Group, Inc. became a substantial shareholder holding 171,757,716 ordinary shares (5.00% of total votes outstanding). There have been no other changes in ordinary share ownership of substantial shareholders notified to Westpac since that date.

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

At 30 September 2018, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 1,013,495 (0.03%) of the fully paid ordinary shares outstanding.

1 As recorded on the share register by holder reference number. [2] Numbers include employee holdings previously consolidated on the share registry.

292	2018 Westpac Group Annual Report

Shareholding information

Analysis by range of holdings of ordinary shares as at 4 October 2018

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	339,377	54.78	131,333,329	3.82	45
1,001	–	5,000	214,750	34.66	491,681,146	14.31	88
5,001	–	10,000	39,102	6.31	272,558,295	7.94	36
10,001	–	100,000	25,681	4.14	539,189,055	15.70	44
100,001 and over			668	0.11	2,000,034,886	58.23	24
Totals			619,578	100.00	3,434,796,711	100.00	237

There were 13,819 shareholders holding less than a marketable parcel ($500) based on a market price of $27.39 at the close of trading on 4 October 2018.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

2018 Westpac Group Annual Report	293

Shareholding information

Westpac Capital Notes

Top 20 holders of Westpac Capital Notes as at 4 October 2018

	Number of Westpac Capital Notes	% Held
HSBC Custody Nominees (Australia) Limited	755,898	5.46
BNP Paribas Noms Pty Ltd <DRP>	259,619	1.88
National Nominees Limited	245,944	1.78
BT Portfolio Services Limited	200,000	1.45
J P Morgan Nominees Australia Limited	188,161	1.36
Citicorp Nominees Pty Limited	186,556	1.35
IOOF Investment Management Limited	158,980	1.15
HSBC Custody Nominees (Australia) Limited – A/C 2	137,369	0.99
Netwealth Investments Limited	134,528	0.97
BNP Paribas Nominees Pty Ltd <HUB24 Custodial Services Ltd DRP>	133,045	0.96
Navigator Australia Ltd	117,707	0.85
V S Access Pty Ltd	90,000	0.65
Nulis Nominees (Australia) Limited	89,172	0.64
Berne No 132 Nominees Pty Ltd	86,795	0.63
Mutual Trust Pty Ltd	71,979	0.52
RACQ Investments Pty Ltd	58,690	0.42
Royal Freemasons Benevolent Institution	50,000	0.36
Mr Alexander Shaw	50,000	0.36
Willimbury Pty Ltd	50,000	0.36
Australian Executor Trustees Limited	45,394	0.33
Total of Top 20 registered holders[1]	3,109,837	22.47

1           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes as at 4 October 2018

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	16,405	89.69	5,509,994	39.83
1,001	–	5,000	1,719	9.40	3,612,817	26.11
5,001	–	10,000	109	0.60	872,359	6.31
10,001	–	100,000	46	0.25	1,322,713	9.56
100,001 and over			11	0.06	2,517,807	18.20
Totals			18,290	100.00	13,835,690	100.00

There were three security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $101.08 at the close of trading on 4 October 2018.

294	2018 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 4 October 2018

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees (Australia) Limited	851,467	6.50
BT Portfolio Services Limited	250,000	1.91
Netwealth Investments Limited	144,899	1.11
Nulis Nominees (Australia) Limited	136,115	1.04
Navigator Australia Ltd	131,362	1.00
HSBC Custody Nominees (Australia) Limited – A/C 2	130,535	1.00
Netwealth Investments Limited	118,308	0.90
BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd DRP>	105,125	0.80
National Nominees Limited	93,485	0.71
IOOF Investment Management Limited	90,990	0.69
BNP Paribas Noms Pty Ltd <DRP>	75,265	0.57
Rakio Pty Ltd	63,000	0.48
Alsop Pty Ltd	60,000	0.46
J P Morgan Nominees Australia Limited	59,344	0.45
Dimbulu Pty Ltd	51,000	0.39
Domer Mining Co P/L	50,000	0.38
Royal Freemasons Benevolent Institution	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Longhurst Management Services Pty Ltd	49,267	0.38
Pratt Property Group Pty Ltd	48,825	0.37
Total of Top 20 registered holders[1]	2,608,987	19.90

1           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 2 as at 4 October 2018

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 2%		Westpac Capital Notes 2%
1	–	1,000	14,539	88.62	4,987,749	38.06
1,001	–	5,000	1,641	10.00	3,405,011	25.98
5,001	–	10,000	146	0.89	1,054,463	8.05
10,001	–	100,000	72	0.44	1,790,671	13.66
100,001 and over			8	0.05	1,867,811	14.25
Totals			16,406	100.00	13,105,705	100.00

There were four security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $99.86 at the close of trading on 4 October 2018.

2018 Westpac Group Annual Report	295

Shareholding information

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 4 October 2018

	Number of Westpac Capital Notes 3	% Held
HSBC Custody Nominees (Australia) Limited	1,099,126	8.30
JDB Services Pty Ltd	245,606	1.85
Navigator Australia Ltd <MLC Investment Sett A/C>	188,772	1.43
Nulis Nominees (Australia) Limited	168,483	1.27
National Nominees Limited	133,405	1.01
Citicorp Nominees Pty Limited	129,333	0.98
Berne No 132 Nominees Pty Ltd	117,085	0.88
Balanced Property Pty Ltd	100,000	0.76
Seymour Group Pty Ltd	76,774	0.58
HSBC Custody Nominees (Australia) Limited < A/C 2>	65,879	0.50
Netwealth Investments Limited	63,798	0.48
V S Access Pty Ltd	60,000	0.45
BNP Paribas Nominees Pty Ltd	56,396	0.43
Dimbulu Pty Ltd	50,000	0.38
Invia Custodian Pty Limited	50,000	0.38
JMB Pty Ltd	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Wayrich Pty Ltd	50,000	0.38
Navigator Australia Ltd <JB Were List Fix Int Sma A/C>	47,678	0.36
Marshstoke Pty Ltd	47,000	0.35
Total of Top 20 registered holders[1]	2,849,335	21.53

1 As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 3 as at 4 October 2018

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 3%		Westpac Capital Notes 3%
1	–	1,000	13,568	89.09	4,683,259	35.36
1,001	–	5,000	1,449	9.51	3,202,739	24.18
5,001	–	10,000	119	0.78	976,747	7.38
10,001	–	100,000	87	0.57	2,299,725	17.36
100,001 and over			7	0.05	2,081,810	15.72
Totals			15,230	100.00	13,244,280	100.00

There were three security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $102.75 at the close of trading on 4 October 2018.

296	2018 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 4 October 2018

	Number of Westpac Capital Notes 4	% Held
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,000,000	17.63
HSBC Custody Nominees (Australia) Limited	1,133,827	6.66
Citicorp Nominees Pty Limited	286,466	1.68
National Nominees Limited	269,879	1.59
Nora Goodridge Investments Pty Limited	200,000	1.18
BNP Paribas Noms Pty Ltd <DRP>	165,643	0.97
Australian Executor Trustees Limited	151,581	0.89
HSBC Custody Nominees (Australia) Limited <A/C 2>	134,874	0.79
Mutual Trust Pty Ltd	123,896	0.73
Netwealth Investments Limited	104,105	0.61
Zashvin Pty Ltd	104,000	0.61
Dimbulu Pty Ltd	100,000	0.59
J P Morgan Nominees Australia Limited	97,743	0.57
Navigator Australia Ltd	78,687	0.46
Nulis Nominees (Australia) Limited	75,421	0.44
Willimbury Pty Ltd	60,000	0.35
Taverners No 11 Pty Ltd	59,112	0.35
V S Access Pty Ltd	51,570	0.30
JMB Pty Ltd	50,000	0.29
New Regency Pty Ltd	50,000	0.29
Total of Top 20 registered holders[1]	6,296,804	36.98

1 As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 4 as at 4 October 2018

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 4%		Westpac Capital Notes 4%
1	–	1,000	15,822	89.85	5,136,047	30.18
1,001	–	5,000	1,557	8.84	3,277,317	19.25
5,001	–	10,000	154	0.87	1,158,636	6.81
10,001	–	100,000	67	0.38	1,774,263	10.42
100,001 and over			11	0.06	5,674.271	33.34
Totals			17,611	100.00	17,020,534	100.00

There were five security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $105.31 at the close of trading on 4 October 2018.

2018 Westpac Group Annual Report	297

Shareholding information

Westpac Capital Notes 5

Top 20 holders of Westpac Capital Notes 5 as at 4 October 2018

	Number of Westpac Capital Notes 5	% Held
HSBC Custody Nominees (Australia) Limited	1,545,482	9.14
National Nominees Limited	469,762	2.78
J P Morgan Nominees Australia Limited	211,296	1.25
IOOF Investment Management Limited	170,672	1.01
Navigator Australia Ltd	155,138	0.92
HSBC Custody Nominees (Australia) Limited <A/C 2>	136,064	0.80
Dimbulu Pty Ltd	100,000	0.59
Nulis Nominees (Australia) Limited	97,990	0.58
BNP Paribas Nominees Pty Ltd	95,032	0.56
Netwealth Investments Limited	94,859	0.56
Citicorp Nominees Pty Limited	92,355	0.55
Zashvin Pty Ltd	92,220	0.55
Randazzo C & G Developments Pty Ltd	92,000	0.54
Berne No 132 Nominees Pty Ltd	60,000	0.35
Nora Goodridge Investments Pty Limited	60,000	0.35
Mrs Linda Anne Van Lieshout	60,000	0.35
Rakio Pty Ltd	55,000	0.33
McCusker Foundation Ltd	50,685	0.30
Avanteos Investments Limited	50,000	0.30
JMB Pty Ltd	50,000	0.30
Total of Top 20 registered holders[1]	3,738,555	22.11

1 As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 5 as at 4 October 2018

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes 5%		Westpac Capital Notes 5%
1	–	1,000	16,642	87.62	5,818,805	34.43
1,001	–	5,000	2,064	10.87	4,447,676	26.31
5,001	–	10,000	179	0.94	1,351,199	7.99
10,001	–	100,000	102	0.54	2,597,289	15.37
100,001 and over			6	0.03	2,688,414	15.90
Totals			18,993	100.00	16,903,383	100.00

There were two security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 5 based on a market price of $98.15 at the close of trading on 4 October 2018.

298	2018 Westpac Group Annual Report

Shareholding information

Voting rights of Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3 and Westpac Capital Notes 4 and Westpac Capital Notes 5

In accordance with the terms of issue, holders of Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4 and Westpac Capital Notes 5 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3 or Westpac Capital Notes 4 or Westpac Capital Notes 5 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Domicile1 of ordinary shareholders as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Shares and Options	Shares and Options
Australia	592,501	95.63	3,376,696,035	98.31
New Zealand	22,909	3.70	42,063,595	1.22
United Kingdom	1,563	0.25	3,062,346	0.09
United States	578	0.09	1,490,277	0.04
Other overseas	2,027	0.33	11,484,458	0.34
Total	619,578	100.00	3,434,796,711	100.00

Domicile1 of holders of Westpac Capital Notes as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	18,258	99.83	13,801,042	99.75
New Zealand	5	0.03	17,585	0.13
United Kingdom	9	0.05	7,350	0.05
United States	5	0.03	1,745	0.01
Other overseas	13	0.06	7,968	0.06
Total	18,290	100.00	13,835,690	100.00

Domicile1 of holders of Westpac Capital Notes 2 as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 2	Westpac Capital Notes 2
Australia	16,387	99.89	13,009,583	99.95
New Zealand	4	0.03	1,196	0.01
United Kingdom	2	0.01	1,200	0.01
United States	2	0.01	1,032	0.01
Other overseas	11	0.06	2,694	0.02
Total	16,406	100.00	13,015,705	100.00

[1] Based on registered address of holder.

2018 Westpac Group Annual Report	299

Shareholding information

Domicile1 of holders of Westpac Capital Notes 3 as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 3	Westpac Capital Notes 3
Australia	15,206	99.84	13,191,004	99.60
New Zealand	6	0.04	2,900	0.02
United Kingdom	2	0.01	800	0.01
United States	2	0.01	1,150	0.01
Other overseas	14	0.10	48,426	0.36
Total	15,230	100.00	13,244,280	100.00

Domicile1 of holders of Westpac Capital Notes 4 as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 4	Westpac Capital Notes 4
Australia	17,592	99.89	17,006,052	99.91
New Zealand	4	0.02	1,912	0.01
United Kingdom	2	0.01	1,988	0.01
United States	2	0.01	508	0.00
Other overseas	11	0.07	10,074	0.07
Total	17,611	100.00	17,020,534	100.00

Domicile1 of holders of Westpac Capital Notes 5 as at 4 October 2018

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes 5	Westpac Capital Notes 5
Australia	18,972	99.89	16,890,621	99.92
New Zealand	5	0.03	2,954	0.02
United Kingdom	2	0.01	1,100	0.01
United States	1	0.01	210	0.00
Other overseas	13	0.06	8,498	0.05
Total	18,993	100.00	16,903,383	100.00

[1] Based on registered address of holder.

300	2018 Westpac Group Annual Report

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

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2018	33.68	27.24	26.27	19.64
September 2017	35.39	28.92	27.05	21.23
September 2016	33.74	27.57	25.20	20.13
September 2015	40.07	29.10	31.18	20.43
September 2014	35.99	30.00	33.31	26.70

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2018:
September	30.44	27.30	22.35	19.64
June	30.33	27.24	22.74	20.55
March	31.74	28.44	25.23	21.92
2017:
December	33.68	30.68	26.27	23.30
September	32.85	30.30	26.16	23.29
June	35.30	29.40	26.66	22.30
March	35.39	31.52	27.00	23.87
2016:
December	33.00	28.92	23.48	22.96
September	31.29	27.83	23.80	21.16
June	32.00	27.57	24.47	20.46
March	33.46	27.69	25.20	20.13
2015:
December	33.74	29.58	24.30	21.14
September	35.15	29.10	25.79	20.43
June	40.07	31.00	30.77	23.92
March	39.89	32.38	31.18	26.44

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2018	High	Low	High	Low
September	28.72	27.30	20.55	19.64
August	30.44	27.36	22.11	20.11
July	30.06	29.06	22.35	21.41
June	29.62	27.24	21.80	20.55
May	30.33	27.78	22.58	21.14
April	29.62	27.60	22.74	21.19

1           On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary shares to one ADS representing one Westpac fully paid ordinary share.

[2]           Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

2018 Westpac Group Annual Report	301

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

Category of Expense Reimbursed to Westpac or Fee Waived	Reimbursed or Waived for 2018
Investor relations	US$556,105.37
Total	US$556,105.37

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

302	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	303

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

304	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	305

Shareholding information

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

306	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	307

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

308	2018 Westpac Group Annual Report

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

2018 Westpac Group Annual Report	309

Additional information

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2019²	2018	2017	2016	2015	2014
	(US$ per A$1.00)
High		0.8105	0.8071	0.7817	0.8904	0.9705
Low		0.7107	0.7174	0.6855	0.6917	0.8715
Average[3]	n/a	0.7583	0.7624	0.7385	0.7781	0.9155
Close (on 30 September)[4]	n/a	0.7238	0.7840	0.7667	0.7020	0.8737

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2018²	2018	2018	2018	2018	2018
	(US$ per A$1.00)
High	0.7223	0.7278	0.7428	0.7466	0.7677	0.7595
Low	0.7048	0.7107	0.7192	0.7322	0.7355	0.7445

[1]    The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

[2]    Through to 19 October 2018. On 19 October 2018, the noon buying rate was A$1.00 = US$0.7132.

[3]    The average is calculated by using the average of the exchange rates on the last day of each month during the period.

[4]    The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

310	2018 Westpac Group Annual Report

Information for shareholders

Financial calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4 and Westpac Capital Notes 5 are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares

(ASX code: WBC, NYSE code: WBK)

New York ex-dividend date for final dividend	9 November 2018
Ex-dividend date for final dividend	13 November 2018
New York record date for final dividend	13 November 2018
Record date for final dividend	14 November 2018
Annual General Meeting	12 December 2018
Final dividend payable	20 December 2018
Financial Half Year end	31 March 2019
Interim results and dividend announcement	6 May 2019
New York ex-dividend date for interim dividend	15 May 2019
Ex-dividend date for interim dividend	16 May 2019
New York record date for interim dividend	16 May 2019
Record date for interim dividend	17 May 2019
Interim dividend payable	3 July 2019
Financial Year end	30 September 2019
Final results and dividend announcement	4 November 2019
New York ex-dividend date for final dividend	8 November 2019
Ex-dividend date for final dividend	12 November 2019
New York record date for final dividend	12 November 2019
Record date for final dividend	13 November 2019
Annual General Meeting	12 December 2019[1]
Final dividend payable	20 December 2019

1           Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

Westpac Capital Notes (ASX code: WBCPD)

Ex-date for quarterly distribution	29 November 2018
Record date for quarterly distribution	30 November 2018
Payment date for quarterly distribution	10 December 2018[1]
Ex-date for quarterly distribution	27 February 2019
Record date for quarterly distribution	28 February 2019
Payment date for quarterly distribution	8 March 2019
Ex-date for quarterly distribution	30 May 2019
Record date for quarterly distribution	31 May 2019
Payment date for quarterly distribution	11 June 2019[1]
Ex-date for quarterly distribution	29 August 2019
Record date for quarterly distribution	30 August 2019[2]
Payment date for quarterly distribution	9 September 2019[1]
Ex-date for quarterly distribution	28 November 2019
Record date for quarterly distribution	29 November 2019[2]
Payment date for quarterly distribution	9 December 2019[1]

1           Adjusted to next business day as payment date falls on a non-ASX business day.

2           Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018[2]
Payment date for quarterly distribution	24 December 2018[1]
Ex-date for quarterly distribution	14 March 2019
Record date for quarterly distribution	15 March 2019
Payment date for quarterly distribution	25 March 2019[1]
Ex-date for quarterly distribution	13 June 2019
Record date for quarterly distribution	14 June 2019[2]
Payment date for quarterly distribution	24 June 2019[1]
Ex-date for quarterly distribution	12 September 2019
Record date for quarterly distribution	13 September 2019[2]
Payment date for quarterly distribution	23 September 2019
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[2]
Payment date for quarterly distribution	23 December 2019

1           Adjusted to next business day as payment date falls on a non-ASX business day.

2           Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

2018 Westpac Group Annual Report	311

Information for shareholders

Westpac Capital Notes 3 (ASX code: WBCPF)

Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018
Payment date for quarterly distribution	24 December 2018[1]
Ex-date for quarterly distribution	13 March 2019
Record date for quarterly distribution	14 March 2019
Payment date for quarterly distribution	22 March 2019
Ex-date for quarterly distribution	13 June 2019
Record date for quarterly distribution	14 June 2019
Payment date for quarterly distribution	24 June 2019[1]
Ex-date for quarterly distribution	12 September 2019
Record date for quarterly distribution	13 September 2019[2]
Payment date for quarterly distribution	23 September 2019[1]
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[2]
Payment date for quarterly distribution	23 December 2019[1]

1           Adjusted to next business day as payment date falls on a non-ASX business day.

2           Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Capital Notes 4 (ASX code: WBCPG)

Ex-date for quarterly distribution	20 December 2018
Record date for quarterly distribution	21 December 2018[2]
Payment date for quarterly distribution	31 December 2018[1]
Ex-date for quarterly distribution	21 March 2019
Record date for quarterly distribution	22 March 2019
Payment date for quarterly distribution	1 April 2019[1]
Ex-date for quarterly distribution	20 June 2019
Record date for quarterly distribution	21 June 2019[2]
Payment date for quarterly distribution	1 July 2019[1]
Ex-date for quarterly distribution	19 September 2019
Record date for quarterly distribution	20 September 2019[2]
Payment date for quarterly distribution	30 September 2019
Ex-date for quarterly distribution	19 December 2019
Record date for quarterly distribution	20 December 2019[2]
Payment date for quarterly distribution	30 December 2019

1           Adjusted to next business day as payment date falls on a non-ASX business day.

2           Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Capital Notes 5 (ASX code: WBCPH)

Ex-date for quarterly distribution	13 December 2018
Record date for quarterly distribution	14 December 2018
Payment date for quarterly distribution	24 December 2018[1]
Ex-date for quarterly distribution	13 March 2019
Record date for quarterly distribution	14 March 2019
Payment date for quarterly distribution	22 March 2019
Ex-date for quarterly distribution	13 June 2019
Record date for quarterly distribution	14 June 2019
Payment date for quarterly distribution	24 June 2019[1]
Ex-date for quarterly distribution	12 September 2019
Record date for quarterly distribution	13 September 2019[2]
Payment date for quarterly distribution	23 September 2019[1]
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[2]
Payment date for quarterly distribution	23 December 2019[1]

1           Adjusted to next business day as payment date falls on a non-ASX business day.

2           Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

312	2018 Westpac Group Annual Report

Information for shareholders

Westpac NZD Subordinated Notes (NZX code: WBC010)

Ex-date for quarterly interest payment	20 November 2018
Record date for quarterly interest payment	21 November 2018
Payment date for quarterly interest payment	3 December 2018[1]
Ex-date for quarterly interest payment	18 February 2019
Record date for quarterly interest payment	19 February 2019
Payment date for quarterly interest payment	1 March 2019
Ex-date for quarterly interest payment	21 May 2019
Record date for quarterly interest payment	22 May 2019
Payment date for quarterly interest payment	4 June 2019[1]
Ex-date for quarterly interest payment	21 August 2019
Record date for quarterly interest payment	22 August 2019
Payment date for quarterly interest payment	2 September 2019[1]
Ex-date for quarterly interest payment	20 November 2019
Record date for quarterly interest payment	21 November 2019
Payment date for quarterly interest payment	2 December 2019[1]

1           Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in The Perth Convention and Exhibition Centre, BelleVue Ballroom, 21 Mounts Bay Road, Perth, on Wednesday 12 December 2018, commencing at 10:00am (Perth time).

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be available on the website for viewing at a later time.

2018 Westpac Group Annual Report	313

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

Louiseville, KY 740233-5000, USA

www.mybnymdr.com

American Depositary Shares holder enquiries:
Telephone: 1-888-269-2377 (toll free in USA)
International: +1 201 680 6825
Email: shrrelations@cpuchareownerservices.com

1           Each ADS represents one fully paid ordinary share.

314	2018 Westpac Group Annual Report

Glossary of abbreviations and defined terms

AAS	Australian Accounting Standards
AASB	Australian Accounting Standards Board
ABS	Asset-backed securities
ACCC	Australian Competition and Consumer Commission
ADI	Authorised Deposit-taking Institution
ADRs	American Depositary Receipts
ADS	American Depositary Shares
Advanced IRB	Advanced Internal Ratings Based
AGM	Annual General Meeting
AIRB	Advanced Internal Ratings Based
ALCO	Westpac Asset and Liability Committee
ALM	Asset and Liability Management
AMA	Advanced Measurement Approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASXCGC	ASX Corporate Governance Council
AT1	Additional Tier 1
ATMs	Automatic teller machines
ATO	Australian Taxation Office
AUSTRAC	Australian Transaction Reports and Analysis Centre
BAC	Board Audit Committee
BankSA	Bank of South Australia
BB	Business Bank
BBSW	Bank Bill Swap Reference Rate
BCBS	Basel Committee on Banking Supervision
bps	Basis points
BRCC	Board Risk & Compliance Committee
BTFG	BT Financial Group (Australia)
BTIM	BT Investment Management Limited
CAPs	Collectively assessed provisions
Cash EPS	Cash earnings per share
Cash EPS CAGR	Compound Annual Growth in Cash EPS
CB	Consumer Bank
CCB	Capital Conservation Buffer
CDS	Credit default swap
CEO	Chief Executive Officer
CEOPP	Chief Executive Officer Performance Plan
CEO RSP	Chief Executive Officer Restricted Share Plan
CET1	Common Equity Tier 1
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CGU	Cash Generating Unit
CHF	Swiss franc
CLF	Committed Liquidity Facility
Corporations Act	Corporations Act 2001 (Cth)
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPM	Credit Portfolio Management
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CRS	Common Reporting Standard

CVA	Credit valuation adjustment
DFAT	Department of Foreign Affairs and Trade
DRP	Dividend Reinvestment Plan
D-SIB	Domestic Systemically Important Banks
EAD	Exposure at default
EPS	Earnings per share
ESG	Environmental, social and governance
ESP	Employee Share Plan
FCA	Financial Conduct Authority
FCS	Financial Claims Scheme
FMA	Financial Markets Authority
FSB	Financial Stability Board
FTE	Full time equivalent employees
FUA	Funds under administration
FUM	Funds under management
FVA	Funding Valuation Adjustment
FX	Foreign Exchange
GHG	Greenhouse gas
G-SIBs	Global Systemically Important Banks
Hastings	Hastings Funds Management Limited
HKMA	Hong Kong Monetary Authority
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
IOSCO	International Organization of Securities Commission
IRRBB	Interest Rate Risk in the Banking Book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
LCR	Liquidity Coverage Ratio
LGBTI	Lesbian, gay, bisexual, transgender and intersex
LGD	Loss given default
LIBOR	London InterBank Offer Rate
LMI	Lenders mortgage insurance
LTI Plan	Westpac Long Term Incentive Plan
LTIFR	Lost Time Injury Frequency Rate
LVR	Loan to value ratio
Moody’s	Moody’s Investors Service
NaR	Net interest income-at-risk
NII	Net interest income
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
NZX	New Zealand Exchange Limited
OBR	Open Bank Resolution
OCC	Office of the Comptroller of the Currency
OFAC	Office of Foreign Assets Control
OTC	Over the counter
PD	Probability of default
PFIC	Passive foreign investment company
PNG	Papua New Guinea
RAMS	RAMS Home Loans
RBA	Reserve Bank of Australia

2018 Westpac Group Annual Report	315

Glossary of abbreviations and defined terms

RBNZ	Reserve Bank of New Zealand
RISKCO	Westpac Group Executive Risk Committee
RMBS	Residential Mortgage Backed Securities
ROE	Return on equity
Cash ROE	Return on equity on a cash earnings basis
RSP	Restricted Share Plan
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SEC	US Securities and Exchange Commission
SME	Small to medium enterprises
SOx	Sarbanes-Oxley Act of 2002
SPS	Stapled Preferred Securities
St.George	St.George Banking Group
TCE	Total committed exposures
TLAC	Total Loss Absorbing Capacity
2006 TPS	Trust Preferred Securities 2006
TSR	Total Shareholder Return
UK	United Kingdom
UKSS	Westpac Banking Corporation UK Staff Superannuation Scheme
UNSC	United Nations Security Council
US	United States
VaR	Value at Risk
Westpac CPS	Westpac Convertible Preference Shares
WGP	Westpac Group Plan
WHS	Workplace Health and Safety
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WRP	Westpac Reward Plan
WSNZL	Westpac Securities NZ Limited

316	2018 Westpac Group Annual Report

Notes

2018 Westpac Group Annual Report	317

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).2	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer to Note 35 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 5 November 2018.

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
General Counsel - Treasury & Corporate
Dated November 5, 2018

2018 Westpac Group Annual Report