Form 20-F/A
period 2018-09-30
WESTPAC BANKING CORP
filed 2018-12-06
CIK 719245

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

Yes ☐      No ☒

EXPLANATORY NOTE

Westpac Banking Corporation is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended September 30, 2018 (the “2018 Form 20-F”), which was originally filed with the Securities and Exchange Commission on November 7, 2018, solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

This Amendment No. 1 speaks as of the filing date of the 2018 Form 20-F on November 7, 2018. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2018 Form 20-F, or reflect any events that have occurred after the 2018 Form 20-F was originally filed.

Item 19. Exhibits Index

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Paddy Rennie

Paddy Rennie
General Counsel - Treasury & Corporate
Dated December 6, 2018