Form 20-F
period 2019-09-30
WESTPAC BANKING CORP
filed 2019-11-06
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 4.875% Notes due November 19, 2019, 2.150% Notes due March 6, 2020, Floating Rate Notes due March 6, 2020, 3.050% Notes due May 15, 2020, Floating Rate Notes due May 15, 2020, 2.30% Notes due May 26, 2020, 2.600% Notes due November 23, 2020, 2.650% Notes due January 25, 2021, Floating Rate Notes due January 25, 2021, 2.100% Notes due May 13, 2021, Floating Rate Notes due May 13, 2021, 2.000% Notes due August 19, 2021, Floating Rate Notes due August 19, 2021, 2.800% Notes due January 11, 2022, Floating Rate Notes due January 11, 2022, 2.500% Notes due June 28, 2022, Floating Rate Notes due June 28, 2022, 2.750% Notes due January 11, 2023, Floating Rate Notes due January 11, 2023, 3.650% Notes due May 15, 2023, Floating Rate Notes due May 15, 2023, 3.300% Notes due February 26, 2024, Floating Rate Notes due February 26, 2024, 2.850% Notes due May 13, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 3.400% Notes due January 25, 2028, 4.322% Subordinated Notes due November 23, 2031, 4.110% Subordinated Notes due July 24, 2034, 4.421% Subordinated Notes due July 24, 2039 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,489,928,773 fully paid

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐      No ☒

2019 Westpac Group Annual Report	1

Table of contents

Annual Report

Form 20-F cross-reference index	2

Guide 3 cross-reference index	4

Section 1	5

Information on Westpac	6

Significant developments	7

Corporate governance	17

Directors’ report	39

Remuneration Report	57

Section 2	87

Five year summary	88

Reading this report	89

Review of Group operations	91

Income statement review	93

Balance sheet review	101

Capital resources	104

Commitments	107

Divisional performance	108

Consumer	111

Business	112

Westpac Institutional Bank	113

Westpac New Zealand	114

Group Businesses	116

Risk and risk management	120

Risk factors	120

Risk management	131

Credit risk	132

Funding and liquidity risk	133

Market risk	134

Operational risk	134

Conduct and compliance risk	134

Governance risk	135

Risk culture	135

Strategic risk	135

Capital adequacy	136

Cyber risk	136

Reputation risk	136

Sustainability risk	136

Westpac’s approach to sustainability	140

Sustainability performance	140

Five year non-financial summary	149

Other Westpac business information	151

Section 3	153

Financial statements	154

Notes to the financial statements	160

Statutory statements	297

Section 4	305

Shareholding information	306

Additional information	319

Information for shareholders	323

Glossary of abbreviations and defined terms	326

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

2	2019 Westpac Group Annual Report

Form 20-F cross-reference index

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	88, 93, 101-102, 322
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	120-131
Item 4.	Information on Westpac
	History and development of Westpac	6-16, 50-51
	Business overview	6-16
	Organisational structure	6-7, 281-282
	Property, plants and equipment	151
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	91-106, 108-119
	Liquidity and capital resources	104-107, 133-139
	Research and development, patents and licences, etc.	Not applicable
	Trend information	93-105, 108-119
	Off-balance sheet arrangements	138
	Tabular disclosure of contractual obligations	107
	Safe harbor	89
Item 6.	Directors, senior management and employees
	Directors and senior management	39-47, 53
	Compensation	57-84, 290-292
	Board practices	19-47
	Employees	151
	Share ownership	53-54, 290-293, 306
Item 7.	Major shareholders and related party transactions
	Major shareholders	306-313
	Related party transactions	152, 291-292
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	153-303
	Significant changes	7-14, 295
Item 9.	The offer and listing
	Offer and listing details	313
	Plan of distribution	Not applicable
	Markets	17, 323-324
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2019 Westpac Group Annual Report	3

Form 20-F cross-reference index

20-F item number and description		Page
Part I (continued)
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	319-321
	Material contracts	152
	Exchange controls	315-316
	Taxation	316-318
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	321
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	133-134, 251-252
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	314

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	139, 298, 299
Item 16A.	Audit committee financial expert	29
Item 16B.	Code of ethics	24-28
Item 16C.	Principal accountant fees and services	30, 290
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	107, 276-278
Item 16F.	Changes in Westpac’s certifying accountant	Not applicable
Item 16G.	Corporate governance	17
Item 16H.	Mine safety disclosure	Not applicable

Part III

Items 17. & 18.	Financial statements	153-303
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2019, 2018 and 2017		154
Consolidated balance sheets as at 30 September 2019 and 2018		156
Consolidated statements of comprehensive income for the years ended 30 September 2019, 2018 and 2017		155
Consolidated statements of cash flows for the years ended 30 September 2019, 2018 and 2017		159
Notes to the financial statements		160-296
Management’s report on the internal control over financial reporting		298
Report of independent registered public accounting firm		299-303

4	2019 Westpac Group Annual Report

Guide 3 cross-reference index

Page

Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	101, 187-189
Analysis of net interest earnings	94-95, 187-189
Volume and rate movement	94, 187-189
Part II Investment portfolio
Book value of investments	192
Maturity profile	193, 249-251
Book value and market value > 10% of shareholders	192
Part III Loan portfolio
Types of loans	195-197
Maturities and sensitivities of loans to changes in interest rates	198
Risk elements
Non-accrual, past due and restructured loans	103-104, 240-244
Potential problem loans	103-104
Foreign outstandings	133
Loan concentrations	133
Other interest bearing assets	190-194
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	199-210
Allocation of the allowance for loan losses	199-210
Part V Deposits	213-214
Part VI Return on equity and assets	88, 102
Part VII Short-term borrowings	216-217

2019 Westpac Group Annual Report	5

Information on Westpac

Corporate Governance

Directors’ report
(including Remuneration Report)

6	2019 Westpac Group Annual Report

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

At 30 September 2019, our market capitalisation was $103 billion3 and we had total assets of $907 billion.

Organisational structure

Our business is focused in Australia and New Zealand, operating under multiple brands. The Group operates through an extensive branch and ATM network, significant online capability, and call centres supported by specialist relationship and product managers. Our operations comprise the following key divisions:

Consumer is responsible for sales and service to consumer customers in Australia. Consumer is also responsible for the Group’s insurance business which covers the manufacture and distribution of life, general and lenders mortgage insurances. The division also uses a third party to manufacture certain general insurance products. Banking products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands, while insurance products are provided under Westpac and BT brands. Consumer works with Business and WIB in the sales, service, and referral of certain financial services and products including superannuation, platforms, auto lending and foreign exchange. The revenue from these products is mostly retained by the product originators.

Business provides business banking and wealth facilities and products for customers across Australia. Business is responsible for manufacturing and distributing facilities to SME and Commercial business customers (including Agribusiness) generally for up to $150 million in exposure. SME customers include relationship managed and non-relationship managed SME customers (generally between $100k-$250k facilities). The division offers a wide range of banking products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance and property finance. The division is also responsible for Private Wealth and the manufacture and distribution of investments (including margin lending and equities broking), superannuation and

1.                A consumer is defined as a person who uses our products and services. It does not include business entities.

2.                Refer to Note 31 to the financial statements for a list of our material controlled entities as at 30 September 2019.

3.                Based on the closing share price of our ordinary shares on the ASX as at 30 September 2019.

retirement products as well as wealth administration platforms. Business operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Business works with Consumer and WIB in the sale, referral and service of select financial services and risk management products (including corporate superannuation, foreign exchange and interest rate hedging). The revenue from these products is mostly retained by the product originators.

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers operating in, or with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific providing a full range of banking services in Fiji and PNG. WIB works with all the Group’s divisions in the provision of markets related financial needs including foreign exchange and fixed interest solutions.

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumer, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also maintains its own infrastructure, including technology, operations and treasury.

Group Businesses include:

•                   Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and the management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

•                   Group Technology, which is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration in Australia;

•                   Core Support, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations; and

•                   Following the Group’s decision to restructure its wealth operations and exit its Advice business in March 2019, the residual Advice operations (including associated remediation) and certain support functions of BTFG Australia have been transferred to Group Businesses.

2019 Westpac Group Annual Report	7

Information on Westpac

Group Technology costs are fully allocated to other divisions in the Group. Core Support costs are partially allocated to other divisions, while Group Head Office costs are retained in Group Businesses. Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate the presentation of the performance of the Group’s divisions, gains/losses from most asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally raised provisions.

Significant developments

Westpac significant developments

Customer remediation

Through the Group’s ‘get it right, put it right’ initiative we have continued to review products, processes and policies to identify where we may not have got it right for our customers. Where problems have been identified, the Group has committed to fix them and refund customers. These initiatives identified a number of issues that require ongoing remediation.

The Group has undertaken steps designed to accelerate the processing of customer refunds and centralise oversight of certain remediation under the Chief Operating Officer.

Further information in relation to compliance, reputation and remediation provisions is included in Note 27 to the financial statements.

Changes to wealth strategy

During the course of the year, Westpac reset its wealth strategy and made a number of changes to its wealth business. This resulted in the realignment of our major BT Financial Group businesses into the Consumer and Business divisions from 1 April 2019.

During the financial year ended 30 September 2019, Westpac also completed the exit of its personal financial advice business, which included completing a sale with Viridian Advisory on 1 July 2019 and moving to a referral model for financial advisers utilising a panel of adviser firms.

First strike against remuneration report

On 12 December 2018 at Westpac’s Annual General Meeting of shareholders, Westpac incurred a first strike against its remuneration report. A strike occurs where a company’s remuneration report receives a ‘no’ vote of 25% or more. If Westpac receives a second strike at its 2019 Annual General Meeting, a spill resolution will be put to shareholders. If 50% or more of votes cast are in favour of that spill resolution, a spill meeting is required to be held within 90 days. At that spill meeting, certain directors will be required to stand for re-election.

In response to the first strike and other feedback received Westpac has made changes to both the structure of remuneration and outcomes. Further detail is included in the Remuneration Report included in the Directors’ Report.

Financial crime

In an environment of ongoing legislative reform, regulatory change and increased industry focus, Westpac continues to progress a program of work to improve its management of financial crime risks (including Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF), sanctions, Anti-Bribery and Corruption, FATCA and Common Reporting Standards). This work includes a review of our AML/CTF policies, the completeness of data feeding into our AML/CTF systems and our AML/CTF processes and controls. Westpac has been regularly updating AUSTRAC on progress and continues to implement a number of improvements to its AML/CTF Program, governance, policies, systems and controls together with related remediation work in respect of certain controls and reporting practices. These efforts relate to matters such as customer on-boarding, customer and payment screening; ongoing customer due diligence, transaction monitoring and regulatory reporting (including in relation to International Funds Transfer Instructions (IFTIs), Suspicious Matter Reports and Threshold Transaction Reports).

As reported in the Group’s 2018 Annual Report, the Group self-reported to AUSTRAC a failure to report a large number of IFTIs (as required under Australia’s AML/CTF Act). Under the Act, the ‘sender’ financial institution of an IFTI transmitted out of Australia, or the ‘recipient’ financial institution of an IFTI transmitted into Australia, is required to report the IFTI to AUSTRAC within 10 business days of the instruction being sent or received. The majority of the IFTIs which are the subject of the Group’s engagement with AUSTRAC, concern batch instructions received by Westpac through one WIB product between 2009 and 2018 from a small number of correspondent banks for payments made predominantly to beneficiaries living in Australia in Australian dollars, on behalf of clients of those correspondent banks. The majority of the payments were low value, recurring and made by foreign government pension funds and corporates.

AUSTRAC has issued a number of detailed statutory notices over the last year requiring information relating to the Group’s processes, procedures and oversight. These notices relate to a range of matters including these IFTI reporting failures and associated potential failings related to record keeping and obligations to obtain and pass on certain data in funds transfer instructions, as well as correspondent banking due diligence, risk assessments and transaction monitoring. Westpac has not yet received an indication from AUSTRAC about the nature of any enforcement action it may take. The Group is continuing to work with AUSTRAC in relation to these matters.

Any enforcement action against Westpac may include civil penalty proceedings and result in the payment of a significant financial penalty, which Westpac is currently unable to reliably estimate. Previous enforcement action by AUSTRAC against other institutions has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences.

Further information about these matters is set out in Note 27 to the financial statements. Details about the consequences of failing to comply with financial crime obligations is set out in ‘Risk Factors’ in section 2.

8	2019 Westpac Group Annual Report

Information on Westpac

Regulatory and Government focus

Royal Commission into the banking, superannuation and financial services industries

On 14 December 2017, the Australian Government established a Royal Commission into potential misconduct in Australia’s banks and other financial services entities. The Royal Commission’s Final Report was released on 4 February 2019 and contained 76 express recommendations. In light of Westpac’s wealth strategy reset and the Government’s signalled approach to implementation, 49 of those recommendations presently apply to Westpac. Of these 49 recommendations, 11 recommendations have now been implemented, with Westpac either establishing new practices and procedures to meet the recommendations or having existing practices consistent with the recommendation, and a further 11 recommendations are in the process of being implemented. Some of these recommendations will require legislative or regulatory action before implementation can be completed.

The remaining 27 recommendations require legislative or regulatory action before implementation work can commence. Westpac is undertaking preparatory work where possible, including through participation in Government consultation.

The recommendations are broadly aimed at protecting consumers against misconduct, providing adequate redress and addressing asymmetries of power and information between financial services entities and their customers. Implementation of the recommendations is likely to continue to have a significant impact on banking and financial services entities and their regulators. Some of the most significant recommendations include those concerning the regulation of mortgage brokers, the prohibition of unsolicited sales of insurance and superannuation products and removal of grandfathered commissions.

The Government has stated that it will take action on all of the recommendations contained within the Final Report. On 19 August 2019, the Government released its Royal Commission implementation roadmap which sets out a timeline for consultation and the introduction of legislation which will implement the recommendations. The implementation roadmap foreshadows that a large number of legislative changes will be enacted into law or introduced before Parliament by mid-2020.

Other impacts arising from the Royal Commission include a number of claims being brought against financial institutions in relation to certain matters considered during the Royal Commission, and the referral of several cases of misconduct to the financial regulators by Commissioner Hayne.

APRA self-assessment

On 29 November 2018, Westpac submitted to APRA its self-assessment on its frameworks and practices in relation to governance, culture and accountability. A copy of Westpac’s self-assessment is available on our website.

On 22 May 2019, APRA released a report analysing self-assessments carried out by 36 banks, insurers and superannuation licensees. APRA noted a wide variation in the quality of the self-assessments, however consistent findings in the self-assessments included:

•                   non-financial risk management requires improvement;

•                   accountabilities are not always clear, cascaded and effectively enforced;

•                   acknowledged weaknesses are well-known and some have been long-standing; and

•                   risk culture is not well understood, and therefore may not be reinforcing the desired behaviours.

Westpac has a program of work underway to address the recommendations identified in the self-assessment report which has oversight of the Westpac Board. Westpac has implemented 40% of the recommendations identified in the self-assessment and expects to complete its program of work by March 2021.

Regulatory reviews and inquiries

Provision of credit - reviews by and engagement with regulators

The provision and availability of credit for residential mortgage holders, property investors and businesses has continued to be a key area of Government, regulator and industry focus throughout the financial year ended 30 September 2019. Regulatory focus on credit from APRA has primarily been related to serviceability at an industry level, while ASIC has continued to consult on proposed changes to its regulatory guide on responsible lending. Judicial guidance on the extent of responsible lending obligations was also obtained from the Federal Court in its judgment in ASIC’s responsible lending test case against Westpac (with the judgment currently under appeal). More information on these proceedings is set out in this section below.

APRA has also been engaging with Westpac on the adequacy of our credit risk management framework including our controls, policies and operating systems. Following feedback from APRA, the Group is making a number of changes to its systems and controls to improve its end-to-end approach in relation to its mortgage and business lending portfolios, as well as other key processes. This includes enhancing portfolio management practices, systems upgrades (including data collection and rationalisation), strengthening collateral management processes and improving assurance and oversight over our credit management frameworks. This program of work also addresses issues identified by Westpac’s internal assurance and audit teams.

Westpac will continue its work to improve its end to end credit processes and expects engagement with APRA in this regard to continue throughout Full Year 2020.

2019 Westpac Group Annual Report	9

Information on Westpac

Australian Competition and Consumer Commission (ACCC) inquiry into home loan pricing

On 14 October 2019, the ACCC was directed by the Treasurer of Australia to conduct an inquiry into home loan pricing since 1 January 2019. The inquiry has been established to:

•                   investigate the prices charged for home loans across the sector;

•                   consider how banks make pricing decisions, including their approach to passing on movements in the official cash rate;

•                   examine differences in the prices paid by new and existing customers;

•                   examine differences between the interest rates published by suppliers and the interest rates paid by customers; and

•                   investigate barriers that may prevent consumers from switching lenders.

An interim report is due by 30 March 2020 and a final report is due by 30 September 2020.

ACCC residential mortgage products price inquiry in relation to the Bank Levy

The ACCC undertook a specific inquiry into the pricing of residential mortgages by those banks affected by the Bank Levy (including Westpac), which included monitoring the extent to which the Bank Levy was passed on to customers. The final report was published in December 2018 and made a number of findings about the pricing or residential mortgages, including that the banks that were the subject of the inquiry did not change residential mortgage prices specifically to recover the costs of the Bank Levy.

AFCA look back review

On 4 February 2019, the Australian Government announced that, in response to the recommendations contained in the Royal Commission’s Final Report, it would expand the remit of the Australian Financial Complaints Authority (AFCA) for 12 months so that it can consider customer claims dating back to 1 January 2008 and award compensation where appropriate. AFCA has expanded its jurisdiction to consider these legacy complaints for an additional 12 month period to 30 June 2020.

Increased regulatory powers and oversight

Australian Securities and Investments Commission (ASIC) Enforcement Review Taskforce

On 16 April 2018, the Australian Government agreed to implement all of the recommendations made by the ASIC Enforcement Review Taskforce in its review of the suitability of ASIC’s existing regulatory tools.

Progress continues to be made in implementing these recommendations, including:

•                   the Australian Treasury releasing five draft Bills on 11 September 2019 for consultation which, if enacted, would further strengthen ASIC’s enforcement and supervision powers by implementing certain recommendations relating to search warrants, access to telecommunications interception information, licensing and banning orders; and

•                   the Taskforce releasing a report on 2 October 2019. The report sets out ASIC’s observations on director and officer oversight of non-financial risk, how directors and officers of large and complex financial services companies are discharging their duties in relation to oversight and monitoring of non-financial risk, and ways that governance practices could be improved.

Enhanced penalties for corporate and financial sector misconduct

On 12 March 2019, the Treasury Laws Amendment (Strengthening Corporate and Financial Sector Penalties) Act 2019 (Cth) received royal assent. The Act strengthens penalties for corporate and financial sector misconduct consistent with the ASIC Enforcement Review Taskforce recommendations.

Key aspects of the Act are to:

•                   update the penalties for certain criminal offences in legislation administered by ASIC, including tripling the maximum imprisonment penalties for certain criminal offences (from 5 to 15 years), introducing a formula to calculate financial penalties for contraventions of civil penalty provisions by individuals and companies, and removing imprisonment as a penalty but increasing the financial penalties for all strict and absolute liability offences;

•                   introduce ordinary criminal offences that sit alongside strict and absolute liability offences;

•                   expand the civil penalty regime by making a wider range of offences subject to civil penalties, such as failures by Australian financial services licensees to act efficiently, fairly and honestly, and failures to report significant breaches within 10 days of becoming aware of the breach or of circumstances where they are likely to breach;

•                   introduce a new test that applies to all dishonesty offences under the Corporations Act 2001 (Cth); and

•                   ensure the Courts prioritise compensating victims over ordering the payment of financial penalties.

ASIC’s close and continuous monitoring program

ASIC has continued to use a supervisory approach in which ASIC officers are embedded in major financial institutions, including Westpac, in order to actively limit future financial harm to consumers, investors and markets and to catalyse positive, consumer oriented, behavioural change.

To date, the model adopted by ASIC is for officers to make extended onsite visits to major financial institutions. ASIC’s program is examining culture and processes in major financial institutions through three streams: Breach Reporting, Corporate Governance and Internal Dispute Resolution (IDR). ASIC’s onsite on Breach Reporting and engagement on Corporate Governance is now complete. The IDR onsite for Westpac commenced on 15 October 2019.

10	2019 Westpac Group Annual Report

Information on Westpac

Product design and distribution obligations and product intervention power

On 5 April 2019, the Treasury Laws Amendment (Design and Distribution Obligations and Product Intervention Powers) Act 2019 (Cth) received royal assent. The Act amends the Corporations Act 2001 (Cth) and the National Consumer Credit Protection Act 2009 (Cth) and grants ASIC a product intervention power and introduces a new ‘principles-based’ product design and distribution obligation on issuers and distributors.

Regulatory enforcement approach

On 15 April 2019, APRA released its Enforcement Approach with immediate effect. The new Enforcement Approach follows the results of its Enforcement Review, released on the same day. The Enforcement Review made seven recommendations which were designed to help APRA better leverage its enforcement powers to achieve prudential outcomes.

In response to the Enforcement Review, APRA stated it would implement all recommendations including increasing APRA’s enforcement appetite from a ‘last resort’ to a ‘constructively tough’ approach. The new enforcement approach sets out how APRA will use its enforcement powers to prevent and address serious prudential risks, and to hold entities and individuals to account. APRA’s approach states that it may do this well before the risks (whether financial, operational or behavioural) present an immediate threat to financial viability. Further, where entities or individuals are failing to meet prudential obligations, APRA will act quickly and forcefully, and will be willing to set public examples to deter unacceptable practices from occurring in the future.

On 26 February 2019, the ACCC outlined its compliance and enforcement priorities in its annual Compliance and Enforcement Policy refresh. The ACCC’s competition enforcement approach and objectives are supported by increased budget support from the Government announced at the end of 2018.

In October 2018, ASIC committed to accelerating enforcement activities, conducting more civil and criminal enforcement actions against large financial institutions and adopting a ‘why not litigate?’ enforcement stance. Following the release of the Royal Commission’s Final Report, ASIC has established a separate Office of Enforcement within ASIC.

Review into corporate criminal responsibility regime

On 10 April 2019, the Australian Government commissioned the Australian Law Reform Commission (ALRC) to undertake a comprehensive review of the corporate criminal responsibility regime. The review is to consider reforms to the Criminal Code and other relevant legislation to provide a simpler, stronger and more cohesive regime for corporate criminal responsibility. The ALRC’s report is to be provided to the Australian Government by 30 April 2020.

General regulatory changes affecting our business

Banking Code of Practice

On 31 July 2018, ASIC approved the Banking Code of Practice (the Code) with an implementation date of 1 July 2019 for each bank that has adopted the Code (including Westpac). The Code introduces a range of new measures including a commitment to take extra care with vulnerable customers and train staff to help, simplified loan contracts for small business written in plain English, better protection for guarantors and stronger enforcement of the Code.

The Code will be further updated with key amendments in response to the recommendations contained in the Royal Commission’s Final Report, which recommended changes in relation to the protection of small businesses and having a greater focus on customers in remote areas and those with limited English. These changes include banning informal overdrafts on basic accounts without prior express agreement with the customer, abolishing dishonour fees on basic bank accounts and following AUSTRAC’s guidance on the identification  and verification of persons of Aboriginal or Torres Strait Islander heritage. Subject to regulatory approvals, it is expected that these updates will be effective from 1 March 2020.

Open banking regime

The Treasury Laws Amendment (Consumer Data Right) Act 2019 (Cth) (CDR Act) received royal assent on 12 August 2019. The CDR Act amends the Competition and Consumer Act 2010 (Cth), the Privacy Act 1988 (Cth) and the Australian Information Commissioner Act 2010 (Cth) to introduce a consumer data right. The banking sector is the first sector to which the consumer data right will apply.

The introduction of a consumer data right in the Australian economy signifies a shift in how data is regulated. It will give customers in Australia a right to direct that their data (starting with banking data) be shared with accredited third parties and follows a growing global trend to give consumers control over their data. Data sharing is expected to facilitate competition through easier product comparison and switching. This will have significant implications for consumers and banks.

On 2 September 2019, the ACCC released the final Competition and Consumer (Consumer Data Right) Rules 2019 (CDR Rules). The CDR Rules outline how the consumer data right is to be implemented in the banking sector. A revised timetable for the introduction of open banking was included as part of the CDR Rules.

Both the CDR Act and CDR Rules contain new, detailed privacy protections under 13 Privacy Safeguards. The Privacy Safeguards deal with the disclosure, collection, use, accuracy, storage, security and deletion of consumer data right data. There are also 58 civil penalty provisions under the CDR Rules. A breach of the Privacy Safeguards or the CDR Rules could attract civil penalties of up to the greater of $10 million, 3 times any benefit obtained or 10% of 12 month annual turnover for corporations.

Comprehensive Credit Reporting (CCR)

On 15 August 2019, an updated version of the National Consumer Credit Protection Amendment (Mandatory Comprehensive Credit Reporting) Bill 2018 (Cth) was released for consultation by the Australian Treasury, following the prior introduction of the Bill into the House of Representatives in March 2018. It is expected that this updated Bill will be introduced into Parliament in late 2019.

2019 Westpac Group Annual Report	11

Information on Westpac

Litigation

ASIC’s responsible lending litigation against Westpac

On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to certain home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac’s systems as part of its broader processes. The proceedings were heard in May 2019. On 13 August 2019, the Court handed down its judgment in the proceedings, and dismissed ASIC’s case. On 10 September 2019 ASIC filed an appeal in relation to the decision.

Outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions, and selected 15 specific customers as the focus of their claim. In December 2018 the primary Court handed down a judgment in which it held that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions although it did make a finding that BTFM and WSAL had each contravened section 912A(1)(a) of the Corporations Act. In February 2019, ASIC filed an appeal against this decision. On 28 October 2019, the Full Federal Court handed down its decision in ASIC’s favour and made findings that BTFM and WSAL each provided personal advice on the relevant calls. Once formal declarations of contravention are made, the matter will be remitted for penalty.

ASIC’s proceedings against Westpac for poor financial advice by a financial planner

On 14 June 2018, ASIC commenced proceedings in the Federal Court against Westpac in relation to alleged poor financial advice provided by a former financial planner, Mr Sudhir Sinha. Mr Sinha was dismissed by Westpac in November 2014 and subsequently banned by ASIC. Westpac has proactively initiated remediation to identify and compensate affected customers and has completed remediation activities. ASIC’s proceedings relate to advice provided by Mr Sinha in respect of four specific customer files. The matter was heard by the Court on 15 April 2019 and judgment has been reserved.

Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since February 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings.

These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action.

BBSW proceedings

Following ASIC’s investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. On 24 May 2018, Justice Beach found that Westpac had not engaged in market manipulation or misleading or deceptive conduct under the Corporations Act 2001 (Cth). His Honour also found that there was no ‘trading practice’ of manipulating the BBSW rate. However, the Court found that Westpac engaged in unconscionable conduct on 4 occasions and that Westpac breached certain of its duties as a financial services licensee. On 9 November 2018, the Court ordered Westpac to pay a penalty of $3.3 million and 50% of ASIC’s costs, and have an independent expert review particular aspects of Westpac’s compliance arrangements. Westpac has complied with these orders. The amount of costs recoverable by ASIC is still in the process of being determined.

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and large number of Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. In April 2019, an amended claim was filed by the Plaintiffs. Westpac is defending the proceedings with a Motion to Dismiss filed in May 2019.

Responsible lending class action

On 21 February 2019, a class action against Westpac was filed in the Federal Court of Australia. As directed by the Court, the Plaintiffs filed a Statement of Claim on 22 May 2019 and an amended statement of claim on 18 October 2019. The claims allege that Westpac did not comply with its responsible lending obligations and entered into certain home loans that it should otherwise have assessed as unsuitable. The allegations include that, during the period from 1 January 2011 to 17 February 2018, Westpac failed to: conduct reasonable inquiries about the customers’ financial situation, requirements and objectives; verify customer’s financial situation; conduct assessments of suitability; and act efficiently and fairly. Westpac is defending the proceedings.

Cash in super class action

On 5 September 2019, a class action against BT Funds Management Limited (BTFM) and Westpac Life Insurance Services Limited (WLIS) was commenced in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your super back’ campaign.

It is alleged in the proceedings that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought by the claim are unspecified. BTFM and WLIS are defending the proceedings.

12	2019 Westpac Group Annual Report

Information on Westpac

Regulatory capital transactions

Capital raising

On 4 November 2019, Westpac announced that it will be undertaking an underwritten placement of fully paid ordinary shares in Westpac to institutional investors to raise $2 billion. As further announced, following the placement, Westpac will make a share purchase plan available to shareholders to raise approximately $500 million, subject to scaleback, and with the ability to raise less or more.

Issue of Westpac Capital Notes 6

On 18 December 2018, Westpac issued approximately $1.42 billion of securities known as Westpac Capital Notes 6 which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework.

Transfer and redemption of Westpac Capital Notes

On 18 December 2018, approximately $722 million of Westpac Capital Notes were transferred to the Westpac Capital Notes nominated party for $100 each pursuant to the Westpac Capital Notes 6 reinvestment offer. Those Westpac Capital Notes were subsequently redeemed by Westpac.

On 8 March 2019, being the optional redemption/transfer date of the Westpac Capital Notes, the remaining $662 million of Westpac Capital Notes were transferred to the Westpac Capital Notes nominated party for $100 each. Those Westpac Capital Notes were subsequently redeemed by Westpac.

Adoption of new accounting standards

Adoption of AASB 9 and AASB 15

The Group adopted the classification and measurement, and impairment requirements of AASB 9: Financial Instruments (AASB 9) on 1 October 2018. AASB 9 includes a forward looking ‘expected credit loss’ impairment model, revised classification and measurement model and modifies the approach to hedge accounting.

The adoption of AASB 9 reduced the Group’s retained earnings at 1 October 2018 by $722 million (net of tax) primarily due to the increase in impairment provisions under the new standard.

The Group also adopted AASB 15: Revenue from Contracts with Customers (AASB 15) on 1 October 2018. AASB 15 provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition. The adoption of AASB 15 reduced the Group’s retained earnings at 1 October 2018 by $5 million (net of tax).

Further details of the changes from the adoption of AASB 9 and AASB 15 as well as details of accounting standards that have been issued but are not yet effective for the Group are included in Note 1 to the financial statements.

Transition to AASB 16

AASB 16: Leases (AASB 16) replaced AASB 117: Leases from 1 October 2019. AASB 16 requires all leases of greater than 12 months duration to be presented on balance sheet by the lessee as a right-of-use asset and a lease liability. The application of AASB 16 is expected to result in the recognition of a right-of-use asset of $3.4 billion with a corresponding lease liability, with no impact on retained earnings.

Further details of the changes under the new standard are included in Note 1 to the financial statements.

APRA regulatory changes

APRA’s proposed changes to capital standards

On 19 July 2017, APRA released an Information Paper titled ‘Strengthening Banking System Resilience - Establishing Unquestionably Strong Capital Ratios’. In its release, APRA concluded that the four major Australian banks, including Westpac, need to have a common equity tier 1 (CET1) capital ratio of at least 10.5%, as measured under the existing capital framework, to be considered ‘unquestionably strong’. Banks are expected to meet this new benchmark by 1 January 2020.

APRA has commenced consultation on revisions to the capital framework which includes proposals on changes to risk weighted assets, including in relation to residential mortgages as well as improving the transparency, comparability and flexibility of the framework.

As part of the proposals, APRA has proposed a minimum Leverage Ratio requirement of 3.5% for ADIs, such as Westpac, that use the internal ratings-based approach to determine capital adequacy.

APRA has indicated that it expects to finalise the suite of prudential standards to give effect to the ‘unquestionably strong’ benchmark in 2020-21, with the revised prudential standards likely to come into effect from 1 January 2022. In regards to the proposed revisions to the capital treatment of operational risk, APRA has proposed an earlier implementation date of 1 January 2021 for advanced IRB banks, such as Westpac.

APRA has announced that its revisions to the capital framework are not intended to necessitate further capital increases for the industry above the 10.5% benchmark. However, given the proposals include higher risk weights for certain mortgage products, such as interest only loans and loans for investment purposes, the impact on individual banks may vary. The proposals are currently under consultation and final details remain unclear, and it is therefore too soon to determine the impact on Westpac.

APRA’s additional capital requirements

On 11 July 2019, Westpac received APRA’s response to its self-assessment. In its response, APRA decided to apply an additional $500 million to Westpac’s operational risk capital requirement. This follows APRA concluding that Westpac was required to improve its management and oversight of non-financial risk. The additional capital requirement will remain in place until APRA is satisfied that Westpac has completed its action plan.

The $500 million requirement, applied through an increase in risk weighted assets, took effect from 30 September 2019. The change reduced Westpac’s Level 2 CET1 capital ratio by 16 basis points. Westpac’s CET1 capital ratio at 30 September 2019 was 10.67%.

2019 Westpac Group Annual Report	13

Information on Westpac

APRA’s proposed revisions to subsidiary capital investment treatment

On 15 October 2019, APRA released a discussion paper on proposed changes to APS 111 Capital Adequacy: Measurement of Capital. The key proposal is in relation to a parent ADI’s treatment of its equity investments in banking and insurance subsidiaries (Level 1). Westpac’s largest investment in banking and insurance subsidiaries is Westpac New Zealand Limited (WNZL). There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis. On a Level 1 basis, on a proforma basis as at 30 September 2019, it is estimated that applying APRA’s proposed approach would reduce Westpac’s Level 1 CET1 ratio by approximately 40bps ($1.6 billion). APRA has indicated that the updated standard will come into effect from 1 January 2021.

Associations with Related Entities

On 20 August 2019, APRA released the finalised prudential standard APS 222: Associations with Related Entities. The revised standard is intended to strengthen the ability of ADIs to monitor, limit and control risks arising from transactions and other associations with related entities. Key changes include revisions to the limit for exposure to ADIs from 50% of Total Capital to 25% of Tier 1 capital. The revised standard is effective from 1 January 2021.

Westpac’s largest exposure to a related entity is WNZL. As at 30 September 2019, Westpac would remain within the revised limits based on the current level of exposure to WNZL.

Additional loss absorbing capacity

In response to the Financial System Inquiry recommendations, the Australian Government agreed to further reforms regarding crisis management and establishing a framework for minimum loss-absorbing and recapitalisation capacity.

On 9 July 2019, APRA announced a requirement for the Australian major banks (including Westpac) to increase their total capital requirements by three percentage points of risk weighted assets (RWA) as measured under the current capital adequacy framework. This increase in total capital will take full effect from 1 January 2024.

Based on Westpac’s RWA of $429 billion at 30 September 2019, this represents around $13 billion of additional capital over the four year transition period. The additional capital is expected to be raised through Tier 2 Capital and is likely to be offset by a decrease in other forms of long term wholesale funding. Westpac has commenced progress towards the new requirements and in the financial year ended 30 September 2019 issued a total of $4.2 billion in Tier 2 capital.

APRA is still targeting an additional four to five percentage points of loss-absorbing capacity. Over the next four years, APRA will consider feasible alternative methods for raising the remaining 1-2 percentage points.

APRA intends to consult on a prudential framework covering both recovery and resolution planning in 2020.

APRA’s proposed amendment to guidance on mortgage lending

On 5 July 2019, APRA announced that it no longer required ADIs to assess home loan applications using a minimum interest rate of at least 7%. Instead, ADIs are permitted to review and set their own minimum interest rate floor for use in serviceability assessments and utilise a revised interest rate buffer of at least 2.5% over the loan’s interest rate. Also on 5 July 2019, APRA also released its final version of Prudential Practice Guide APG 223 – Residential Mortgage Lending.

APRA Prudential Standard CPS 234: Information Security Management

On 1 July 2019, APRA’s Prudential Standard CPS 234: Information Security came into effect, except for information assets managed by a third party which will come into effect from the earlier of the next contract renewal date or 1 July 2020. The standard is aimed at improving the ability of APRA-regulated entities to detect cyber adversaries, ensure appropriate security capabilities are in place commensurate to the risk of the information assets including responding swiftly and effectively in the event of an information security incident. Westpac continues to enhance its systems and processes to further mitigate cybersecurity risks.

APRA Prudential Standard CPS 511: Remuneration

On 23 July 2019, APRA released for consultation a new draft prudential standard and supporting discussion paper on remuneration. It is aimed at clarifying and strengthening remuneration arrangements in APRA-regulated entities. The new standard will replace existing remuneration requirements under CPS/SPS 510 Governance with a proposed implementation date of 1 July 2021.

International developments affecting Westpac

Brexit

There continues to be uncertainty on the timing and process for the United Kingdom’s (UK) withdrawal from the European Union (EU).

As Westpac’s business and operations are based predominantly in Australia and New Zealand, Westpac expects that the direct impact of the UK’s departure from the EU is unlikely to be material to Westpac. However, it remains difficult to predict the impact that Brexit may have on financial markets, the global economy and the global financial services industry. Westpac has contingency planning in place and has been active in dialogue with affected customers.

OTC derivatives reform

International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented across the globe, with a current focus on initial margin and risk mitigation practices for non-centrally cleared derivatives.

As of 1 September 2019, Westpac is required to post and collect collateral on a gross basis, held at third party custodians. Global initial margin requirements will continue to be introduced in phases until 1 September 2021.

14	2019 Westpac Group Annual Report

Information on Westpac

New Zealand

Reserve Bank of New Zealand (RBNZ) - Revised Outsourcing Policy

As at 30 September 2019, WNZL is compliant with the requirement in the RBNZ’s revised Outsourcing Policy (BS11) (Revised Outsourcing Policy) to maintain a compendium of outsourcing arrangements and work is underway to comply with the other aspects of the Revised Outsourcing Policy by 30 September 2022 in line with the regulatory timeline.

As a result of complying with the Revised Outsourcing Policy, the ongoing cost of operating the WNZL business will increase, in addition to the costs of implementing the changes.

RBNZ Capital Review

On 14 December 2018, the RBNZ released a consultation paper to seek the public’s view on a proposal to set a Tier 1 capital requirement equal to 16% of risk weighted assets for banks deemed systemically important, such as WNZL. The proposal of a Tier 1 ratio of 6% of risk weighted assets as a regulatory minimum is unchanged, and of this no more than 1.5% of risk weighted assets can be contributed by Additional Tier 1 capital or redeemable preference shares. The RBNZ has also proposed changes to risk weighted asset measurements. The RBNZ has proposed a five year transition period.

The proposed changes aim to further strengthen the New Zealand banking system to protect the economy and depositors from bank failure. WNZL would be required to hold a further estimated NZ$2.3 – 2.9 billion of Tier 1 capital (assuming a WNZL Tier 1 capital ratio of 16-17%) if the proposals were applied at 30 September 2019. WNZL is already strongly capitalised with a Tier 1 capital ratio of 13.9% at 30 September 2019.

On a pro-forma basis this change would also increase Westpac’s Level 1 capital requirements by NZ$1.2-$1.8 billion if the proposals were applied at 30 September 2019, assuming that some of WNZL’s supplementary capital can be issued externally over time and that APRA’s proposed revisions to subsidiary capital investment treatment are implemented (more information on these proposed revisions is set out above). Further clarity on the proposals is expected from the RBNZ in December 2019 with implementation of any new rules starting from April 2020.

RBNZ - Review under section 95 of the Reserve Bank of New Zealand Act 1989

In June 2019, in response to a review under section 95 of the Reserve Bank of New Zealand Act 1989 of WNZL’s compliance with advanced internal rating based aspects of the RBNZ’s ‘Capital Adequacy Framework (Internal Models Based Approach)’ (BS2B), WNZL presented the RBNZ with a submission providing an overview of its credit risk rating system and activities undertaken to address compliance issues and enhance risk management practices.

On 30 October 2019, the RBNZ informed WNZL that it had accepted the submission and measures undertaken by WNZL to achieve satisfactory compliance with BS2B, and that WNZL would retain its accreditation to use internal models for credit risk in the calculation of its regulatory capital requirements. It also advised WNZL that, with effect from 31 December 2019, the RBNZ will remove the requirement imposed on WNZL since 31 December 2017 to maintain minimum regulatory capital ratios which are two percentage points higher than the ratios applying to other locally incorporated banks.

Review of the Reserve Bank of New Zealand Act

In November 2017, the New Zealand Government announced it would undertake a review of the Reserve Bank of New Zealand Act 1989 (RBNZ Review). The RBNZ Review will consist of two phases. The legislation for the recommended Phase 1 related changes to New Zealand’s monetary policy framework received royal assent on 20 December 2018, and came into force on 1 April 2019.

The terms of reference for Phase 2 were released in June 2018 and will consider the overarching objectives of the RBNZ’s institutional governance and decision-making, the macro-prudential framework, the current prudential supervision model, trans-Tasman coordination, supervision and enforcement and resolution and crisis management. Final policy decisions on all components of the review are expected to be made in 2020.

RBNZ/Financial Markets Authority (FMA) - Financial Services Conduct & Culture Review

In May 2018, the RBNZ and FMA commenced a review in respect of New Zealand’s 10 major banks and 15 life insurers, including WNZL and Westpac Life-NZ-Limited, to explain why conduct issues highlighted by the Australian Royal Commission are not present in New Zealand. An industry thematic review report for the banks was released on 5 November 2018. WNZL submitted a plan responding to recommendations in the review report and in WNZL’s individual feedback letters to the regulators on 29 March 2019.

The industry thematic review report into life insurers, including Westpac Life-NZ-Limited, was released on 29 January 2019. The report identified extensive weaknesses in life insurers’ systems and controls, governance and management of conduct risks. Westpac Life-NZ-Limited provided its plan to address the findings to the regulators in June 2019.

Conduct of Financial Institutions Review

Following the developments and findings of the Financial Services Conduct and Culture Review and the Australian Royal Commission, the Minister of Commerce announced a proposal to introduce a conduct licensing regime for banks, insurers and non-bank deposit takers in respect of their conduct in relation to retail customers. The regime will require licensed institutions to meet a fair treatment standard, and implement effective policies, processes, systems and controls to meet this standard. The regime will also create obligations relating to remuneration and sales incentives. Legislation is expected to be introduced to parliament by the end of 2019.

Reform of Credit Contracts and Consumer Finance Legislation

In April 2019, the Credit Contracts Legislation Amendment Bill was introduced to parliament and is currently before the select committee. The Bill introduces a number of changes to the Credit Contracts and Consumer Finance Act, including new duties for directors and senior managers and increased penalties and statutory damages. The Bill also introduces stricter requirements around suitability and affordability assessments as well as a cap for interest and fees of ‘high cost’ loans (being loans with annualised interest exceeding 50%). The intention is that the Bill will come into effect in March 2020.

2019 Westpac Group Annual Report	15

Information on Westpac

Supervision and regulation

Australia

Within Australia, we are subject to supervision and regulation by six principal agencies and bodies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); the Australian Competition and Consumer Commission (ACCC); and the Australian Transaction Reports and Analysis Centre (AUSTRAC).

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

ASIC is the national regulator of Australian companies and consumer protection within the financial sector. Its primary responsibility is to regulate and enforce company, consumer credit, financial markets and financial products and services laws that protect consumers, investors and creditors. With respect to financial services, it promotes fairness and transparency by providing consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC has responsibility for supervising trading on Australia’s domestic licensed markets and of trading participants. ASIC has recently had its existing powers strengthened to provide ASIC with a product intervention power. For further information, refer to ‘Significant developments’ above.

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

16	2019 Westpac Group Annual Report

Information on Westpac

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

Banks in New Zealand are also subject to a number of self- regulatory regimes. Examples include Payments NZ, the New Zealand Bankers’ Association and the Financial Services Council (FSC). Examples of industry agreed codes include the New Zealand Bankers’ Association’s Code of Banking Practice and FSC’s Code of Conduct.

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

Anti-money laundering regulation and related requirements

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter- Terrorism Financing Act 2006 (Cth). We continue to actively engage with the regulator, AUSTRAC, on our activities.

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

Legal proceedings

Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. Material legal proceedings, if any, are described in Note 27 to the financial statements and under ‘Significant developments’ above. Where appropriate as required by the accounting standards, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is (+61) 2 9155 7713 and our international telephone number is (+61) 2 9155 7700.

2019 Westpac Group Annual Report	17

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 4 November 2019.

Framework and our approach to governance

Corporate governance is the framework of systems, policies and processes by which we operate, make decisions and hold people to account. The framework establishes the roles and responsibilities of Westpac’s Board and management. It also establishes the systems, policies and processes for monitoring and evaluating Board and management performance and the practices for corporate reporting, disclosure, remuneration, risk management and engagement of security holders.

Our approach to corporate governance is based on a set of values and behaviours that underpin our day-to-day activities, provide transparency and fair dealing and seek to protect stakeholder interests. It includes a commitment to maintaining the highest standards of corporate governance, which Westpac sees as fundamental to the sustainability of our business and our performance.

We regularly review local and global developments in corporate governance to assess their implications and to respond to changes in the operating environment. We also improve our systems, processes and policies and look to strengthen our frameworks to reflect changing expectations where appropriate.

We have equity securities quoted on securities exchanges in Australia, New Zealand and the United States.

Australia

The principal listing of Westpac ordinary shares is on the ASX, trading under the code WBC. Westpac also has hybrid securities, capital notes, senior notes and subordinated notes listed on the ASX.

We comply with the ASX Corporate Governance Principles and Recommendations (third edition) (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). In addition, we already comply with a number of the recommendations contained in the fourth edition of the ASX Corporate Governance Principles and Recommendations.

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

18	2019 Westpac Group Annual Report

Corporate governance

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

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 10 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of grants under our equity-based incentive plans have been disclosed in Note 33 of our financial statements for the year ended 30 September 2019.

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

The NYSE Listing Rules also provide that the Board Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders, and overseeing the evaluation of the Board. The Board, rather than the Board Nominations Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance.

Board and Board Committee Structure

The diagram above shows Westpac’s Board and current Board Committee structure. The structure comprises a Board with five Board Committees that oversee Westpac’s business. The Board’s responsibilities include approving and overseeing the implementation of Westpac’s strategy, approving the Group’s risk management framework, risk management strategy and risk appetite statement, and overseeing the three lines of defence model.

From time to time, the Board may form other Committees or request Directors to undertake specific extra duties. In addition, from time to time, the Board participates (either directly or through representatives) in due diligence committees in relation to strategic decisions and capital and funding activities.

The Board has delegated to the CEO, and through the CEO to the Executive Team, responsibility for the day-to-day management of Westpac’s business.

The key functions of the Board and each of the Board Committees are outlined in this Corporate Governance Statement. All Board Committee Charters are available on our website at www.westpac.com.au/corpgov.

2019 Westpac Group Annual Report	19

Corporate governance

How the Board and Committees work including oversight of management

Board of Directors

Roles and responsibilities

The role of the Board is to provide leadership and strategic guidance for Westpac and its related bodies corporate.

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities are:

•              approving, and overseeing management’s implementation of, the strategic direction of Westpac Group, its business plan and significant corporate strategic initiatives;

•              evaluating Board performance and determining Board size and composition;

•              approving the Westpac Board Renewal Policy and the Westpac Group Remuneration Policy;

•              selecting, appointing and determining the duration, remuneration and other terms of appointment of the CEO and Chief Financial Officer (CFO);

•              approving individual remuneration levels for Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, and any other person the Board determines;

•              evaluating the performance of the CEO;

•              succession planning for the CEO and Group Executives;

•              approving the appointment of Group Executives and the General Manager Group Audit and monitoring the performance of Group Executives;

•              approving the annual targets and financial statements and monitoring performance against forecast and prior periods;

•              determining our dividend policy;

•              considering and approving our overall risk management framework, approving our Group Risk Management Strategy and Group Risk Appetite Statement and monitoring the effectiveness of risk management by the Group;

•              forming a view of our risk culture and identifying any desirable changes;

•              considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

•              overseeing and monitoring Workplace Health and Safety (WHS) issues in the Group and considering appropriate WHS reports and information;

•              maintaining an ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators;

•              overseeing internal governance, including delegated authorities and approving policies for appointments to our controlled entity boards; and

•              overseeing and monitoring customer complaints.

Governance and conduct focus areas

In addition to the roles and responsibilities outlined in the Board Charter, this year the Board has also focused on addressing the recommendations, observations and findings of Westpac’s Culture, Governance and Accountability (CGA) self-assessment and the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Royal Commission). These areas of focus include Board and executive governance, risk and compliance, customer experience, remuneration and accountability and culture.

The Board has continuing oversight over the implementation of both Westpac’s Royal Commission and CGA response plans.

The Board also met with representatives from the Australian Securities and Investments Commission, Australian Prudential Regulation Authority, Australian Transaction Reports and Analysis Centre and the Australian Financial Complaints Authority during the course of the year.

Delegated authority

The Constitution and the Board Charter enable the Board to delegate to Committees and management.

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the five established Committees, namely:

•              Audit;

•              Risk & Compliance;

•              Nominations;

•              Remuneration; and

•              Technology.

The Board Charter, Board Committee Charters and the Constitution are available on our website at www.westpac.com.au/corpgov.

The Delegated Authority Policy Framework outlines principles to govern decision-making within the Westpac Group, including appropriate escalation and reporting to the Board. The scope of, and limitations to, authority delegated by the Board to the CEO and through the CEO to other Group Executives, is clearly documented and covers areas such as operating and capital expenditure, funding and securitisation, and lending. These delegations balance effective oversight with appropriate empowerment and accountability of management. Any matters or transactions outside the delegations of authority given to management are required to be referred to the appropriate Board or relevant Board Committee for approval.

The Executive team, Disclosure Committee and Executive Risk Committee are not Board Committees (that is, they have no delegation of authority from the Board) but sit beneath the CEO and the Board Committees to implement Board-approved strategies, policies and manage risk across the Group.

20	2019 Westpac Group Annual Report

Corporate governance

Independence

Together, the Board members have a broad range of relevant financial and other skills and knowledge, combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the Directors’ report. A skills matrix for the Board appears in this statement.

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

Size and membership of Board Committees as at 30 September 2019

Committee Composition[1]
Name of Committee		Board Audit Committee	Board Risk & Compliance Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee
Number of Members		Minimum three members	Minimum three members	Composed of all Board Committee Chairs, Board Chairman and such other members as determined by the Board	Minimum three members	Minimum three members
Composition		All members are Independent Non- executive Directors	All members are Non-executive Directors Majority of members are Independent Non-executive Directors	All members are Independent Non- executive Directors	All members are Independent Non- executive Directors	Maximum one Executive Director All other members are Independent Non-executive Directors
Committee Chair		Chair is Independent Non-executive Director, who is not the Board Chairman	Chair is Independent Director, who is not the Board Chairman	Chair determined by the Board	Chair determined by the Board	Chair determined by the Board
Lindsay Maxsted	Chairman,
	Non-executive,			Chair
	Independent	✓	✓	✓
Brian Hartzer	CEO,
	Executive					✓
Nerida Caesar	Non-executive,
	Independent		✓			✓
Ewen Crouch	Non-executive,		Chair
	Independent	✓	✓	✓	✓
Alison Deans	Non-executive,					Chair
	Independent		✓	✓	✓	✓
Craig Dunn	Non-executive,				Chair
	Independent		✓	✓	✓
Anita Fung	Non-executive,
	Independent		✓
Steven Harker[2]	Non-executive,
	Independent		✓
Peter Marriott	Non-executive,	Chair
	Independent	✓	✓	✓		✓
Peter Nash	Non-executive,
	Independent	✓	✓
Margaret Seale[3]	Non-executive,
	Independent		✓

1.           Composition requirements for each Committee are set out in the relevant Committee Charter.

2.           Steven Harker was appointed as a Member of the Board Audit Committee effective from 1 October 2019.

3.           Margaret Seale was appointed as a Member of the Board Remuneration Committee effective from 1 October 2019.

2019 Westpac Group Annual Report	21

Corporate governance

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our Chairman is Lindsay Maxsted, who became Chairman on 14 December 2011. The Chairman’s role includes:

•              providing effective leadership to the Board in relation to all Board matters;

•              guiding the agenda and conducting all Board meetings to facilitate discussions, challenge and decision-making;

•              in conjunction with the Company Secretaries, arranging regular Board meetings throughout the year, confirming that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

•              overseeing the process for appraising Directors and the Board as a whole;

•              overseeing Board succession;

•              acting as a conduit between management and the Board, and being the primary point of communication between the Board and CEO;

•              representing the views of the Board to the public; and

•              taking a leading role in creating and maintaining an effective corporate governance system.

CEO

Our CEO is Brian Hartzer. The CEO’s role includes:

•              leadership of the management team;

•              developing strategic objectives for the business and achievement of planned results; and

•              the day-to-day management of the Westpac Group’s operations, subject to the specified delegations of authority approved by the Board.

Board meetings

The Board had 11 scheduled meetings for the financial year ended 30 September 2019, with additional meetings held as required. In addition to the Board considering strategic matters at each Board meeting, the Board also discusses our strategic plan and approves our overall strategic direction on an annual basis. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business and the Board throughout the year. Board meetings are characterised by robust exchanges of views between Board and management, with Directors bringing their experience and independent judgement to bear on the issues and decisions.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They are also available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2019 are reported in Section 9 of the Directors’ report.

Nomination and appointment

As set out in its Charter, key responsibilities of the Board Nominations Committee are:

•              assessing the skills required to discharge competently the Board’s duties having regard to Westpac’s performance, financial position and strategic direction;

•              developing, reviewing, assessing and recommending to the Board policies on Director tenure, Board composition and size;

•              reviewing and making recommendations to the Board annually on diversity generally within the Group, measurable objectives for achieving diversity and progress in achieving those objectives;

•              developing and implementing succession planning for Non-executive Directors;

•              reviewing the process for the orientation and education of new Directors and any continuing education for existing Directors;

•              reviewing eligibility criteria for appointing Directors;

•              considering and recommending candidates for appointment as Directors to the Board and determining the terms and conditions (excluding remuneration) on which Non-executive Directors are appointed and hold office;

•              considering and recommending candidates for appointment to the Boards of significant subsidiaries (including Westpac New Zealand Limited and our insurance and superannuation businesses); and

•              reviewing and where necessary, developing the Group’s corporate governance policies to provide reasonable assurance that they meet international corporate governance standards.

Board skills, experience and attributes

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience and knowledge necessary to guide the business of the Group. In addition, Westpac seeks to maintain a diverse Board, which at a minimum, collectively has the skills and experience detailed in Figure 1 overleaf. Figure 1 also illustrates Board tenure and gender diversity.

22	2019 Westpac Group Annual Report

Corporate governance

Figure 1 – Board skills, experience and attributes as at 30 September 2019

Number of Directors
STRATEGIC AND COMMERCIAL ACUMEN	11 out of 11
An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgement

FINANCIAL SERVICES EXPERIENCE	9 out of 11
Experience working in, or advising the banking and financial services industry (including wealth management), with strong knowledge of its economic drivers and global business perspectives

FINANCIAL ACUMEN	9 out of 11
Highly proficient in accounting or related financial management and reporting for businesses of significant size

RISK	9 out of 11
Experience in anticipating, recognising and managing risks, including regulatory, financial and non-financial risks, and monitoring risk management frameworks and controls

TECHNOLOGY	7 out of 11
Experience in developing or overseeing the application of technology in large complex businesses, with particular reference to innovation and the Group’s digital transformation strategic priority

GOVERNANCE	11 out of 11

Commitment to, and knowledge of, governance, environmental and social issues, with particular reference to the legal, compliance, regulatory and voluntary frameworks applicable to listed entities and highly regulated industries

PEOPLE, CULTURE AND CONDUCT	10 out of 11

Experience in people matters including workplace cultures, morale, management development, succession and remuneration, with particular reference to the Group’s talent retention and development initiatives and the ability to consider and respond to matters relating to inclusion and diversity

EXECUTIVE LEADERSHIP	10 out of 11
Being appointed as CEO or a similar senior leadership role in a large complex organisation, and having experience in that position in managing the business through periods of significant change

LISTED COMPANY EXPERIENCE	8 out of 11
Held two or more Non-executive Directorships on Australian or international listed companies

INTERNATIONAL	7 out of 11
Senior leadership experience involving responsibility for operations across borders, and exposure to a range of political, cultural, regulatory and business environments in that position

CUSTOMER FOCUS	7 out of 11
Experience in developing and overseeing the embedding of a strong customer-focused culture in large complex organisations, and a demonstrable commitment to achieving customer outcomes

1.    Chart does not add to 100% due to rounding.

2019 Westpac Group Annual Report	23

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

Board appointments are also made with regard to the Group’s Service Revolution vision and three strategic priorities of:

•              building our customer franchise;

•              digital transformation; and

•              strengthening performance disciplines.1

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

Term of office

The Board may appoint a new Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed fifteen Non-executive Directors and three Executive Directors. Except for the CEO, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting.

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

All Directors have access to advice from senior internal legal advisors including the Group Executive, Legal & Secretariat.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

Company Secretaries

Westpac has two Company Secretaries:

•                   The Senior Company Secretary is our Group Executive, Legal & Secretariat. The Senior Company Secretary attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues.

•                   The Group Company Secretary also attends Board and Board Committee meetings and is responsible for the operation of the secretariat function, including advising the Board on governance and, in conjunction with management, giving practical effect to the Board’s decisions. The Group Company Secretary is accountable to the Board, through the Chairman, on all matters to do with the proper functioning of the Board.

Profiles of our Company Secretaries for the financial year ended 30 September 2019 are set out in Section 1 of the Directors’ report.

1.           For further information about the Service Revolution and our strategic priorities please refer to Section 3 in the Directors’ Report.

24	2019 Westpac Group Annual Report

Corporate governance

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2019’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors, except for the Board Technology Committee, of which the CEO is a member.

Operation and reporting

Scheduled meetings of the Board Committees occur at least quarterly. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2019 is reported in Section 9 of the Directors’ report. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process conducted in 2019 included an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up actions on matters relating to Board composition, process, priorities and continuing education.

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

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for:

•              determining the goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these goals and objectives; and

•              approving individual remuneration for Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, and any other person the Board determines.

The Board Risk & Compliance Committee and the Board Audit Committee also refer to the Board Remuneration Committee any matters that come to their attention that are relevant, including with respect to risk adjusted remuneration.

Management performance evaluations for the financial year ended 30 September 2019 were conducted following the end of the financial year.

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

Advisory Boards

Westpac has established Advisory Boards for its operations in Asia, the Pacific, Victoria and for BankSA, to advise management on the strategies and initiatives of those businesses within the overall Group strategy.

Responsibilities of the Advisory Boards include:

•              providing advice to management on management’s strategies and initiatives to continue to strengthen the position and identity of the business;

•              providing advice to management of the relevant business so as to promote and preserve its distinct position and identity and align business values with those of the relevant communities served;

•              considering and assessing reports provided by management on the health of the relevant business;

•              acting as ambassadors for the business, including by supporting community and major corporate promotional events to assist in building relationships with the bank’s customers, local communities and the business and government sector, and advising senior management on community matters relevant to the provision of financial services in the community it serves; and

•              alerting management to local market opportunities and issues of which Advisory Board members are aware that would enhance the provision of services to customers and potential customers and the position of the bank in its local communities.

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

2019 Westpac Group Annual Report	25

Corporate governance

Our Values

Our Values support our customer-focused strategy and are embedded in our culture. These are:

•              integrity – we earn trust by demonstrating the highest standards of honesty and ethical behaviour;

•              service – we are here to help and delight our customers;

•              one team – we collaborate to deliver the best outcomes for our customers and the company overall;

•              courage – we challenge the status quo and find a way to make things better; and

•              achievement – we strive for excellence and deliver results.

Our values guide our behaviour and reflect our commitment to our customers, communities and each other.

Our Compass

Our Compass helps us navigate the world of banking, capturing Our Vision, Values, Behaviours and the non- negotiables of our Code of Conduct, to consistently guide us in everything we do.

Together the four points of the Compass provide direction and support by guiding our behaviour and outlining where to turn if we need help:

•              Our Vision – why we are here

•              Our Values – how we behave

•              Our Service Promise – how we serve

•              Our Code of Conduct – how we deliver

Code of Conduct and Principles for Doing Business

Our Code of Conduct (Code) describes the standards of conduct expected of our people, both employees and contractors. The seven principles making up the Code are:

•              we act with honesty, integrity, and due skill, care and diligence;

•              we comply with laws and with our policies;

•              we do the right thing by our customers;

•              we respect confidentiality and do not misuse information;

•              we value and maintain our professionalism;

•              we work as a team; and

•              we manage conflicts of interest responsibly.

The Code’s guiding principles help us make the right decisions, ensuring we uphold the reputation of the Group. As employees of the banking and finance industry, we are also committed to creating greater accountability, transparency and trust with our customers and the broader community. With that in mind, the principles within our Code also reflect the community’s expectations of us, such as those outlined in the Banking and Finance Oath. The Code has the full support of the Board and the Executive Team and we take compliance with the Code very seriously.

Our commitment to sustainable business practice and behaviours against which we expect to be judged in pursuit of our vision to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow, is set out in our Principles for Doing Business (Principles).

The Principles apply to all Directors, employees and contractors.

We also have the frameworks in place which apply to support both our Code and Principles, internally and externally across our value chain, including:

•              a range of internal guidelines, policies, frameworks, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’; and

•              a range of externally-facing codes, frameworks, operating principles, policies, and position statements, addressing issues such as human rights, climate change and the environment.

The Principles are available on our website.

Key policies

We have a number of key policies to manage our regulatory compliance and human resource requirements. We also subscribe to a range of external industry codes, such as the Banking Code of Practice and the ePayments Code.

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

•              promptly report violations of the Code of Accounting Practice and Financial Reporting; and

•              be accountable for adherence to the Code of Accounting Practice and Financial Reporting.

The Code of Accounting Practice and Financial Reporting is available on our website at www.westpac.com.au/corpgov.

Conflicts of interest

The Group has a detailed conflicts of interest framework, which includes a Group policy supported by specific divisional policies and guidelines aimed at identifying and managing actual, potential or apparent conflicts of interest.

The conflicts of interest framework includes a separate Westpac Group Gifts and Hospitality Policy. This Policy provides employees with guidance to manage their obligations relating to the giving and receiving of gifts or hospitality.

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

26	2019 Westpac Group Annual Report

Corporate governance

Our employees and contractors

We expect our employees and contractors to:

•              have in place adequate arrangements for the management of actual, potential or apparent conflicts of interest;

•              obtain consent from senior management before accepting a directorship on the board of a non-Westpac Group company;

•              disclose any material interests they have with our customers or suppliers to their manager and not be involved with customer relationships where they have such an interest;

•              not participate in business activities outside their employment with us (whether as a principal, partner, director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

•              not solicit, provide facilitation payments, accept or offer money, gifts, favours or entertainment that might influence, or might appear to influence, their business judgement.

Fit and Proper Person assessments

We have a Board-approved Westpac Group Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards and covers the requirements of Part IIAA of the Banking Act 1959 – The Banking Executive Accountability Regime, which applies to ADIs and their subsidiaries. In accordance with that Policy, we assess the fitness and propriety of our Directors and also of individuals who perform specified statutory roles required by APRA Prudential Standards or ASIC licensing requirements. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the Directors and Non- executive Directors of the Westpac and subsidiary Boards, Group Executives, external auditors and actuaries. A Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking fit and proper assessments of all other employees who hold statutory roles. In all cases, the individual is asked to provide a detailed declaration and background checks are completed.

Concern reporting and whistleblower protection

Under the Westpac Group Speaking Up Policy, we encourage our employees, contractors, secondees, former employees, brokers, service providers (such as auditors, accountants and consultants) and our suppliers to raise any concerns about our activities or behaviours that may be unlawful or unethical. Our attitude is ‘when in doubt report’ and our senior management are committed to protecting the dignity, well-being, career and good name of anyone reporting wrongdoing, as well as providing them with the necessary support. Westpac does not tolerate retaliation or adverse action related to a whistleblowing disclosure.

The Speaking Up Policy sets out how someone can raise a concern using the whistleblowing channels, including our concern reporting system ‘Concern Online’ and our Whistleblower Hotline. Both channels enable reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac policies or regulatory requirements.

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

Relevant Board Committees are charged with overseeing Westpac’s whistleblower program and the Westpac Group Executive Risk Committee is provided with quarterly reporting on whistleblowing. These reports include a number of metrics, including statistics about concerns raised.

Westpac’s Speaking Up Policy is available on our website at https://www.westpac.com.au/about- westpac/westpac-group/corporate-governance/ principles-policies/.

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees, secondees and contractors are prohibited from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees, secondees or contractors (and their ‘associates’) who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements.

We manage and monitor these obligations through:

•              the insider trading provisions of our Policy, which prohibit any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

•              restrictions limiting the periods in which the Directors and Prescribed Employees can trade in Westpac securities and other Westpac financial products (Blackout Periods);

•              a prohibition on short-selling Westpac securities by Directors and Prescribed Employees;

•              requiring Directors and Prescribed Employees to either obtain approval or notify their intention to trade outside Blackout Periods and confirm that they have no inside information;

•              monitoring the trading of Westpac securities by Directors and Prescribed Employees;

•              maintaining a register of Prescribed Employees, which is regularly updated;

•              notifying ASX of trades of Westpac securities by Directors of Westpac as required under the ASX Listing Rules; and

•              forbidding employees from entering into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly.

The Westpac Group Securities Trading Policy is available in the Corporate Governance section of our website.

2019 Westpac Group Annual Report	27

Corporate governance

Customer Advocate

Westpac’s Customer Advocate provides an avenue of escalated review for complaints outcomes in relation to personal and small business customers, which is separate to our standard internal dispute resolution processes. The Customer Advocate has the power to review and make independent and binding decisions about these complaints, where customers are not satisfied with the outcome of the internal dispute resolution process.

Further details on our Customer Advocate are available on our website.

Anti-Bribery and Corruption

The Westpac Group has an Anti-Bribery and Corruption (ABC) Policy, an ABC Standard, and bribery prevention procedures and systems. They comprise the Westpac ABC Framework.

Westpac has zero tolerance for any form of bribery and corruption. This includes a ban on facilitation payments.

Westpac is committed to preventing, detecting and deterring bribery and corruption by managing its bribery and corruption risk and complying with relevant ABC legislation in all jurisdictions in which it operates, not simply because it is required to, but it is the right thing to do. This includes compliance with the Australian Criminal Code Act 1995, the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977.

Under the ABC Policy, Westpac expects that its officers, employees, agents, contractors, subsidiaries and third parties acting for or on behalf of Westpac will comply with all applicable ABC laws and will not offer, provide, authorise, request or receive a bribe or anything which may be viewed as a bribe.

Westpac is also required to design and maintain a system of internal controls, keep accurate books and records and put in place adequate procedures to prevent bribery, which are set out in the Westpac ABC Framework.

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

Diversity

Westpac has an Inclusion & Diversity Policy that sets out the inclusion and diversity initiatives for the Group. This is coupled with a comprehensive Inclusion & Diversity strategy to help deliver on our key priorities and actions. In this context, diversity covers both the visible and invisible differences that make our employees unique, whether that be gender, gender identity, age, ethnicity, accessibility requirements, cultural background, sexual orientation or religious beliefs, or the differences we have based on our experiences, insights and perspectives.

The objectives of the policy and the 2018-20 Inclusion & Diversity strategy are to ensure that the Group:

•              has a workforce profile that delivers competitive advantage through the ability to garner a deep understanding of customer needs;

•              has a truly inclusive workplace where every individual can shine regardless of gender, cultural identity, age, work style or approach; and

•              leverages the value of diversity for all our stakeholders to deliver the best customer experience, improved financial performance and a stronger corporate reputation.

To achieve these objectives, the Group:

•              has set Board-determined, measurable objectives for achieving gender diversity. The Board assesses annually both the objectives and progress in achieving them;

•              assesses pay equity on an annual basis;

•              encourages and supports the application of flexibility policies across the business;

•              is committed to proactively assisting Aboriginal and Torres Strait Islander Australians wishing to access employment across our brands;

•              implements our Accessibility Action Plan for employees and customers with accessibility requirements, including ensuring employment opportunities are accessible for people with a disability; and

•              actively promotes an environment of inclusion for lesbian, gay, bisexual, transgender, intersex and queer (LGBTIQ+) employees.

The implementation of these objectives is overseen by the Westpac Group Inclusion & Diversity Council, which is chaired by the CEO and meets bi-annually.

The Board, or an appropriate Board Committee, receives regular updates from the Inclusion & Diversity Council on inclusion and diversity initiatives.

The creation of the Inclusion & Diversity Governance Framework has resulted in the establishment of:

•              Inclusion & Diversity Business Unit Councils, chaired by the relevant Group Executive of that business unit; and

•              the Inclusion & Diversity Working Group, consisting of appointed general manager representatives across each business unit and chaired by the Head of Inclusion & Diversity.

We continue to listen to the needs of our employees through our employee action groups and our periodic employee survey (which includes questions that constitute an ‘Inclusion Index’).

Our Inclusive Leadership program ensures we are investing in the right capabilities for an inclusive culture. The majority of senior leaders and Group Executives have already completed the program and our focus is now on completion by our broader people leader group.

In October 2010, the Board set an objective to increase the proportion of women in leadership roles (over 5,000 leaders from our Executive Team through to our bank managers) from 33% to 40% by 2014, which was achieved in September 2012, two years ahead of schedule. Since November 2017, Westpac has maintained 50% women in leadership roles. We continue focussing our efforts on maintaining this equality.

28	2019 Westpac Group Annual Report

Corporate governance

At 30 September 2019, the proportion of women employed by the Group was as follows:

•              Board of Directors: 36%;

•              leadership1 roles: 50%; and

•              total Westpac workforce: 58%.

In addition to the Group’s commitment to achieving its targets, in 2015 our CEO signed up as a Pay Equity Ambassador through the Workplace Gender Equality Agency.

Westpac offers a range of flexible working options for our people based on their needs, work preferences and the needs of the business. These include:

•              flexible work hours;

•              mobile working;

•              working part-time; and

•              job sharing.

In addition, Westpac offers a variety of leave options that support flexibility, including parental leave, wellbeing and lifestyle leave and domestic violence support leave. In 2018 Westpac introduced new policies on Gender Transition leave, ‘Sorry Business’ Indigenous bereavement leave and extended Domestic and Family Violence leave.

Sustainability

We view sustainable and responsible business practices as important for our business and shareholder value. Sustainability is about managing risks and opportunities in a way that best balances the long term needs of all our stakeholders – our customers, employees, suppliers, investors and community partners – as well as the wider community and the environment at large.

Our management of sustainability aims to address the matters that we believe are the most material for our business and stakeholders, now and in the future. We also understand that this is an evolving agenda and seek to progressively embed the management of sustainability matters into business practice, while also anticipating and shaping emerging social issues where we have the skills and experience to make a meaningful difference and drive business value.

Reporting

We report on the most material sustainability matters to Westpac, details of how we manage the associated risks and opportunities and our performance against our sustainability strategy in the Annual Review and Sustainability Report, this Annual Report, the Sustainability Performance Report and the full year and half year ASX results.

Our sustainability reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (Revised) (‘ASAE 3000’). The assurance provider also assesses whether our sustainability reporting is prepared in accordance with AA1000 AccountAbility Principles Standard (2008) and the GRI Standards.

Financial reporting

Approach to financial reporting

Our approach to financial reporting reflects three core principles:

•              that our financial reports present a true and fair view;

•              that our accounting methods comply with applicable accounting standards and policies; and

•              that our external auditor is independent and serves security holders’ interests.

The Board, through the Board Audit Committee, monitors Australian and international developments relevant to these principles, and reviews our practices accordingly.

The Board delegates oversight responsibility for the integrity of financial statements and financial reporting systems to the Board Audit Committee. The Board Risk & Compliance Committee provide periodic assurances and reports (as appropriate) to the Board Audit Committee. Similarly, the Board delegates oversight responsibility for the preparation of remuneration reports and disclosures to the Board Remuneration Committee, who recommend and provide relevant assurances through the Board Audit Committee to the Board for approval.

Board Audit Committee

As set out in its charter, key responsibilities of the Board Audit Committee are:

•              overseeing the integrity of the financial statements and financial reporting systems of Westpac and its related bodies corporate;

•              overseeing the external audit engagement, including the external auditor’s qualifications, performance, independence and fees;

•              overseeing the performance of the internal audit function;

•              overseeing the integrity of the Group’s corporate reporting, including the Group’s financial reporting and compliance with prudential regulatory reporting and professional accounting requirements; and

•              reviewing and approving policies and procedures for the receipt, retention and treatment of information submitted confidentially by employees and third parties about accounting, internal control, compliance, audit or other matters about which an employee has concerns, and monitoring employee awareness of these policies and procedures.

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

•              any significant financial reporting issues and judgements made in connection with the preparation of the financial reports;

•              the processes used to monitor and comply with laws and regulations over financial information, reporting and disclosure; and

•              the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the Group’s half year and full year financial statements.

1.           Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

2019 Westpac Group Annual Report	29

Corporate governance

In addition, the Board Audit Committee maintains an ongoing dialogue with management, the external auditor and Group Audit, including  regarding those matters that are likely to be designated as Critical Audit Matters in the external auditor’s report. Critical Audit Matters are those matters which, in the opinion of the external auditor, are of the most significance in their audit of the financial report.

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

•              the external auditor, about our major financial reporting risk exposures and the steps management has taken to monitor and control such exposures;

•              Group Audit and the external auditor concerning their audits and any significant findings, and the adequacy of management’s responses;

•              management and the external auditor concerning the half year and full year financial statements;

•              management and the external auditor regarding any correspondence with regulators or government agencies, and any published reports which raise material issues or could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and

•              the Group Executive, Legal & Secretariat regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

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

Financial knowledge

The Board Audit Committee comprises five independent, Non-executive Directors and is chaired by Peter Marriott.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board, and have done so for the financial year ended 30 September 2019, that state that in all material respects:

•              Westpac’s financial records have been properly maintained in that they:

–             correctly record and explain its transactions, and financial position and performance;

–             enable true and fair financial statements to be prepared and audited; and

–             are retained for seven years after the transactions covered by the records are completed;

•              the financial statements and notes comply with the appropriate accounting standards;

•              the financial statements and notes give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

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

30	2019 Westpac Group Annual Report

Corporate governance

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 35 to our financial statements for the year ended 30 September 2019. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 11 of the Directors’ report.

Group Audit (internal audit)

Group Audit is Westpac’s internal third line assurance function that provides the Board and Senior Executives with independent and objective evaluation of the adequacy and effectiveness of the Group’s governance, risk management and internal controls for the Westpac consolidated group.

Group Audit is governed by a charter approved by the Board Audit Committee that sets out the purpose, role, scope and high level standards for the function. The General Manager Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the Chief Financial Officer. Group Audit also has unrestricted and private access to the Chief Executive Officer.

Group Audit’s responsibilities include regularly reporting to the Board.

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

Shareholder communication and participation

We seek to keep shareholders fully informed about our strategy, business operations, performance and governance. As part of our investor relations program, we continually review our communications approach, seeking to maintain best practice and effective two-way communication with shareholders. This includes:

•              Designing and maintaining the Investor Centre on the Group’s website to make all relevant company information available and to structure that information in a way that makes it easy to find and access;

•              Responding to shareholder queries directly via phone, email and mail;

•              Preparing company presentations that seek to respond to the questions frequently asked by shareholders along with major industry and company topics of interest; and

•              Ensuring appropriate access to all major market briefings and shareholder meetings, including via webcasts and maintaining that information on our website.

Shareholders can access our financial calendar which lists all major market briefings and shareholder meetings. Announcements on these events may also be made through ASX announcements.

Shareholders are given the option to receive information in print or electronic format from both Westpac and its share registry.

Our Annual General Meeting (AGM) is an important opportunity for engaging and communicating with shareholders, and we typically rotate the location of our AGM throughout capital cities to ensure we reach a broad range of shareholders over time. While shareholders are encouraged to attend and actively participate, the AGM is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge a direct vote or appoint their proxies through a number of channels, including online. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

2019 Westpac Group Annual Report	31

Corporate governance

Risk management

Roles and responsibilities

The Board is responsible for approving the Group’s overall risk management framework, the Westpac annual Group Risk Management Strategy and the Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk & Compliance Committee responsibility to: establish a view of the Group’s current and future risk position relative to its risk appetite and capital strength; review and approve frameworks, policies and processes for managing risk; and review and, where appropriate, approve risks beyond the approval discretion provided to management.

The Westpac Group Risk Management Framework, Risk Management Strategy, Risk Taxonomy and Risk Appetite Statement were reviewed by the Board Risk & Compliance Committee and were approved by the Board during the financial year ended 30 September 2019.

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

The CEO and Executive Team are responsible for implementing our risk management framework and risk management strategy, and for developing frameworks, policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

We have adopted a Three Lines of Defence model to aid in holistic end-to-end management of risk, within which all employees play an active role. This necessitates co-operation between businesses and functions, such that there are no gaps in risk coverage. Effective risk management enables us to:

•              accurately measure our risk profile and to balance risk and reward within our risk appetite, optimising financial growth opportunities and mitigating potential loss or damage;

•              protect Westpac Group’s depositors, policyholders, investors and counterparts by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums;

•              deliver suitable, fair and clear or transparent outcomes for our customers that support market integrity;

•              embed adequate controls to guard against excessive risk or undue risk concentration; and

•              meet our regulatory and compliance obligations.

The 1st Line of Defence – Business and Support: manages the risk they originate

The 1st Line proactively identifies, evaluates, owns and manages the risks in their business/domain. It also ensures that business activities are within approved risk appetite and policies. The 1st Line of defence is accountable for ‘self-certification’.

In managing its risk, the 1st Line is required to establish and maintain appropriate governance structures, controls, resources and self-assessment processes, including issue identification recording and escalation procedures.

The 2nd Line of Defence – Risk: provides oversight, insight and control of First Line activities

The 2nd Line sets frameworks, policies, limits and standards for use across the Group.

Risk reviews and challenges 1st Line activities and decisions that may materiality affect Westpac’s risk position, and independently evaluates the effectiveness of the 1st Line’s controls, monitoring, compliance, and monitors progress towards mitigating risks. In addition, the 2nd Line provides insight to the 1st Line, assisting in developing, maintaining and enhancing the business’ approach to risk management.

The 2nd Line analyses and reports on the aggregated risk profile of the Group to ensure end-to-end oversight of risk, and can accept risks outside of the business’ risk appetite.

The 3rd Line of Defence – Provides Independent audit

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

Westpac distinguishes between different types of risk:

•              governance risk – the risk that the right information does not get to the right people or governance fora in the right format and timeframe to empower decision making. It is driven by organisational structures and relationships including between the Board, management, its shareholders and other stakeholders, which leads to deficient decision making, poor accountability and ineffective structures and processes;

•              risk culture – is the risk that our culture doesn’t promote and reinforce behavioural expectations or structures to identify, understand, discuss and act on risks. This leads to ineffective risk management, poor risk awareness, risk-taking outside of risk appetite that is tolerated and a culture where key learnings are not integrated into Group-wide and customer outcomes, impeding continuous improvement;

32	2019 Westpac Group Annual Report

Corporate governance

•              strategic risk – the risks arising from key elements of the strategic objectives and business plans;

•              capital adequacy risk – the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Group’s pension plans;

•              credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

•              funding and liquidity risk – the risk that the Group cannot meet its payment obligations or that it does not have the appropriate amount, tenor or composition of funding and liquidity to support its assets;

•              market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

•              conduct and compliance risk – the risk of failing to abide by compliance obligations required of us or otherwise failing to have behaviours and practices that deliver suitable, fair and clear outcomes for our customers and that support market integrity;

•              operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and regulatory risk but excludes strategic risk;

•              cyber risk – The potential for loss or harm to the business and stakeholders related to the use of technology;

•              reputational risk – the risk that an action, inaction, transaction, investment or event will reduce trust in the Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public; and

•              sustainability risk – the risk of reputation or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues. This includes climate change related risks.

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

Board Risk & Compliance Committee

The Board Risk & Compliance Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Ewen Crouch.

As set out in its charter, the Board Risk & Compliance Committee:

•              assists the Board to consider and approve the Group’s overall risk framework for managing risk;

•              reviews and recommends the Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

•              reviews and monitors the risk profile and controls of the Group consistent with the Westpac Group Risk Appetite Statement;

•              reviews and approves the frameworks, policies and processes for managing risk;

•              reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

•              monitors changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;

•              assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management;

•              reviews and where appropriate approves risks beyond the approval discretion provided to management; and

•              assists the Board to oversee compliance management within the Group.

From the perspective of specific types of risk, the Board Risk & Compliance Committee’s role as set out in the current Committee charter has included:

•              credit risk – approving key policies and limits supporting the Credit Risk Management Framework, and monitoring the risk profile, performance and management of our credit portfolio;

•              liquidity risk – approving key policies and limits supporting the Liquidity Risk Management Framework, including our annual funding strategy, recovery and resolutions plans and monitoring the liquidity position and requirements;

•              market risk – approving key policies and limits supporting the Market Risk Management Framework, and monitoring the market risk profile;

•              conduct risk – reviewing and approving the Westpac Group Conduct Framework and reviewing and monitoring the performance of conduct risk management and controls;

•              operational risk – approving key policies supporting the Operational Risk Management Framework and monitoring the performance of operational risk management and controls;

2019 Westpac Group Annual Report	33

Corporate governance

•              compliance risk – reviewing and approving the Westpac Group Compliance Management Framework and Financial Crime Risk Management Framework, supporting policies and standards and monitoring the performance of compliance and financial crime risk management and controls;

•              reputation risk – reviewing and approving the Reputation Risk Management Framework and reviewing and monitoring the performance of reputation risk management and controls; and

•              sustainability risk – reviewing and approving the Sustainability Risk Management Framework.

The Board Risk & Compliance Committee also:

•              oversees and approves the Internal Capital Adequacy Assessment Process and in doing so reviews the outcomes of Westpac Group stress testing, sets the target capital ranges for regulatory capital and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;

•              provides relevant periodic assurances and reports (as appropriate) to the Board Audit Committee;

•              reviews and approves other risk management frameworks and/or the monitoring of performance under those frameworks (as appropriate);

•              forms a view of Westpac’s risk culture and oversees the identification of, and steps taken to address, any desirable changes to risk culture and periodically reports to the Board;

•              refers to the Board or any other Board Committees any relevant matters that come to the attention of the Board Risk & Compliance Committee; and

•              in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of the Group’s US operations.

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

To proactively manage our compliance risks, our compliance objective is to:

•              comply with our legal obligations, regulatory requirements, voluntary codes of practice to which we subscribe, and Group policies, including the Westpac Code of Conduct;

•              establish frameworks, policies and processes designed to manage, monitor and report compliance and to minimise the potential for breaches, fines or penalties, or loss of regulatory accreditations; and

•              ensure that appropriate remedial action is taken to address instances of non-compliance.

Remuneration

The Board Remuneration Committee assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward individuals having regard to performance and that reflect Westpac’s risk management framework, the law and the highest standards of governance.

The Board Remuneration Committee has been in place for the whole of the financial year and is comprised of four independent Non-executive Directors and is chaired by Craig Dunn. All members of the Board Remuneration Committee are also members of the Board Risk & Compliance Committee, which assists in the integration of effective risk management into the remuneration framework.

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

•              reviews and makes recommendations to the Board on the short and long-term variable reward plans for Group Executives and any other Accountable Person under the Banking Executive Accountability Regime;

•              reviews and makes recommendations to the Board in relation to approving equity based remuneration plans; and

•              oversees general remuneration practices across the Group.

34	2019 Westpac Group Annual Report

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

The Board Remuneration Committee also reviews and makes recommendations to the Board for the reduction of variable reward (including to zero) where:

•              subsequent information or circumstances indicate that all or part of the grant was not justified; or

•              the Board Remuneration Committee determines that an adjustment should be made as a result of risk or compliance failures, poor customer outcomes, where an Accountable Person under the Banking Executive Accountability Regime has failed to comply with their accountability obligations or any other matter it considers relevant.

Independent remuneration consultants are engaged by the Board Remuneration Committee to provide information across a range of issues, including remuneration benchmarking, market practices and emerging trends and regulatory reforms.

The Board Remuneration Committee seeks feedback from and considers matters raised by the Board Risk & Compliance Committee and Board Audit Committee, including with respect to remuneration outcomes, adjustments to remuneration and alignment of remuneration with the risk management framework.

The Board Remuneration Committee refers to the Board and any other Board Committee any matters that come to its attention that are relevant for the Board or the respective Board Committee.

Further details of our remuneration framework are included in the Remuneration Report in Section 10 of the Directors’ report. The Board Remuneration Committee reviews and recommends the Remuneration Report through the Board Audit Committee to the Board for approval.

2019 Westpac Group Annual Report	35

Corporate governance

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
•	approves our overall risk management framework, the Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement; and
•	makes an annual declaration to APRA on risk management.
Board Risk & Compliance Committee (BRCC)
•	assists the Board to consider and approve the Group’s overall risk framework for managing risk;
•	reviews and recommends the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;
•	reviews and monitors the risk profile and controls of the Group consistent with the Westpac Group Risk Appetite Statement;
•	reviews and approves material frameworks, policies and processes for managing risk;
•

reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO, CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

•	monitors changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;
•	assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS220 Risk Management;
•	reviews and where appropriate approves risks beyond the approval discretion provided to management; and
•	assists the Board to oversee compliance management within the Group.
Other Board Committees with a risk focus
Board Audit Committee
•	oversees the integrity of financial statements and financial reporting systems, and matters relating to taxation risks.
Board Remuneration Committee
•

oversees remuneration policies and practices of the Westpac Group in the context that these policies and practices reflect Westpac’s risk management framework, including making recommendations to the Board for the reduction or lapsing of incentive-based equity grants to employees as a result of risk or compliance failures.

Board Technology Committee
•	oversees the implementation of the Westpac Group’s technology strategy, including risks associated with major technology programs.
Executive Team
•	executes the Board-approved strategy;
•	delivers the Westpac Group’s various strategic and performance goals within the approved risk appetite;
•	approves the position statements that guide the Westpac Group’s response to sustainability issues; and
•	monitors key risks within each business unit, capital adequacy and the Westpac Group’s reputation.

36	2019 Westpac Group Annual Report

Corporate governance

Executive risk committees
Westpac Group Executive Risk Committee
•	leads the management and oversight of material risks across the Westpac Group within the context of the risk appetite approved by the Board;
•	oversees the effectiveness of the Risk Management Framework and the execution of the Risk Management Strategy;
•	monitors and reviews the Group’s risk profile for all identified material risks;
•	shapes and promotes a strong risk culture; and
•	oversees emerging risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.
Westpac Group Asset & Liability Committee
•	leads the optimisation of funding and liquidity risk-reward across the Group;
•	reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;
•	oversees the Liquidity Risk Management Framework and key policies;
•	oversees the funding and liquidity risk profile and balance sheet risk profile; and
•	identifies emerging funding and liquidity risks and appropriate actions to address these.
Westpac Group Credit Risk Committee
•	reviews and oversees the Credit Risk Management Framework and key supporting policies;
•	oversees Westpac’s credit risk profile; and
•	identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate.
Westpac Group Market Risk Committee
•	reviews and oversees the Market Risk, Equity Risk and Insurance Risk Management Frameworks and key market risk management policies;
•	reviews policies and limits for managing traded and non-traded market risk; and
•	reviews and overseas the market risk, equity risk and insurance risk profile.
Westpac Group Operational Risk Committee
•	reviews and oversees the Operational Risk Management Frameworks and key supporting policies;
•	oversees Westpac’s operational risk profile; and
•	identifies emerging operational risks, and appropriate actions to address these.
Westpac Group Remuneration Oversight Committee
Some of the key responsibilities of the Westpac Group Remuneration Oversight Committee include:
•

supporting the CEO, Board Remuneration Committee and the Board by reviewing and approving remuneration frameworks, guidelines and short term variable reward plans underpinning the Board-approved Westpac Group Remuneration Policy from a Human Resources, Risk (including Compliance), Finance and Legal perspective and in line with external requirements;

•

assisting the Board Remuneration Committee and the Board in fulfilling its responsibility to oversee remuneration policies and practices of the Group in the context that these policies and practices fairly and responsibly reward individuals having regard to customer and shareholder interests, long term financial soundness and prudent risk management;

•

recommending to the CEO for recommendation to the Board Remuneration Committee remuneration arrangements for Responsible Persons, risk and financial control employees, Material Risk Takers and other individuals whose activities may impact the financial soundness of Westpac below the Group Executive level; and

•	recommending to the CEO for recommendation to the Board Remuneration Committee the criteria and rationale for determining the total quantum of the Group variable reward pool.
Prudential Reporting and Compliance Committee
•	oversees from a Group-wide perspective, the Group’s compliance with prudential requirements and regulatory reporting;
•	oversees the effective management of prudential compliance breaches, incidents and issues including remediation actions; and
•	monitors and reviews ongoing prudential governance activities, including changes to prudential standards.
Reputational Risk Committee
•	reviews issues with material reputation risk that arise in the operations of Westpac’ business to mitigate reputation risk and detrimental customer impacts.
Westpac Group Financial Crime Risk Committee
•	oversees Anti-Money Laundering and Counter-Terrorism Financing, Anti-Bribery and Corruption, Sanctions and Tax Transparency within the context of the risk appetite approved by the Board;
•	reviews and oversees the Financial Crime Management Framework, key supporting policies, programs and standards;
•	monitors and oversees Westpac’s financial crime risk profile; and
•	identifies emerging financial crime risks, and appropriate actions to address these.

2019 Westpac Group Annual Report	37

Corporate governance

Risk function
Risk Function
•	promotes a strong risk culture;
•	owns the design and content of the Risk Management Framework;
•	defines the structure and coverage of risk appetite;
•	defines the annual risk strategy to execute the Risk Management Framework ensuring the management of risks in alignment with risk appetite and business strategy;
•	establishes risk policies, procedures and limits;
•	measures and reports on risk levels; and
•	provides oversight of and direction on the management of risks.
Independent internal review
Group Audit
•	reviews the adequacy and effectiveness of management controls over risk.
Divisional business units and functions
Business Units and Functions
•	responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and
•	establish and maintain appropriate risk management and compliance controls, resources and self-assessment processes.

38	2019 Westpac Group Annual Report

This page has been intentionally left blank.

2019 Westpac Group Annual Report	39

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2019.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2018 and up to the date of this report are: Lindsay Philip Maxsted, Brian Charles Hartzer, Nerida Frances Caesar, Ewen Graham Wolseley Crouch, Catriona Alison Deans (Alison Deans), Craig William Dunn, Yuen Mei Anita Fung (Anita Fung), Steven John Harker (Director from 1 March 2019), Peter John Oswin Hawkins (retired as a Director on 12 December 2018), Peter Ralph Marriott, Peter Stanley Nash and Margaret Leone Seale (Director from 1 March 2019).

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the three years immediately before 30 September 2019 and the period for which each directorship has been held, are set out in the following pages.

Name: Lindsay Maxsted,

DipBus (Gordon), FCA, FAICD

Age: 65

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled re-election:

December 2020.

Independent: Yes.

Current directorships of listed entities and dates of office:

Transurban Group (since March 2008 and Chairman since August 2010), BHP Group Limited (since March 2011) and BHP Group plc (since March 2011).

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

Age: 52

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

Skills, experience and expertise: Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012, encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group. Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group.

Prior to that, he spent ten years with Australia and New Zealand Banking Group Limited (ANZ) in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

40	2019 Westpac Group Annual Report

Directors’ report

Name: Nerida Caesar,

BCom, MBA, GAICD

Age: 55

Term of office: Director since September 2017.

Date of next scheduled re-election:

December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Workplace Giving Australia Limited (Chairman since June 2019) and Spark Investment Holdco Pty Ltd.

Other interests: Member of the Advisory Board of IXUP Limited. Advisor to Equifax Australia and New Zealand.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Nerida has over 30 years of broad- ranging commercial and business management experience. She was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax (formerly Veda Group Limited) from February 2011 to June 2017. Nerida is also a former director of Genome.One Pty Ltd and Stone and Chalk Limited.

Ms Caesar was formerly Group Managing Director, Telstra Enterprise and Government, responsible for Telstra’s corporate, government and large business customers in Australia as well as the international sales division. Nerida also worked as Group Managing Director, Telstra Wholesale, and, prior to that, held the position of Executive Director Enterprise & Government, where she was responsible for managing products, services, and customer relationships throughout Australia.

Nerida also held several senior management and sales positions with IBM within Australia and internationally over a 20-year period, including as Vice President of IBM’s Intel Server Division for the Asia Pacific region.

Westpac Board Committee membership: Member of each of the Board Risk & Compliance and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Ewen Crouch AM,

BEc (Hons.), LLB, FAICD

Age: 63

Term of office: Director since February 2013.

Date of next scheduled re-election:

December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: Corporate Travel Management Limited (Chairman since March 2019) and BlueScope Steel Limited (since March 2013).

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

Westpac Board Committee membership: Chairman of the Board Risk & Compliance Committee. Member of each of the Board Audit, Board Nominations and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Alison Deans,

BA, MBA, GAICD

Age: 51

Term of office: Director since April 2014.

Date of next scheduled re-election:

December 2020.

Independent: Yes.

Current directorships of listed entities and dates of office: Cochlear Limited (since January 2015) and Ramsay Health Care Limited (since November 2018).

Other principal directorships: SCEGGS Darlinghurst Limited, The Observership Program Limited and Deputy Group Pty Ltd.

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

2019 Westpac Group Annual Report	41

Directors’ report

Name: Craig Dunn,

BCom, FCA

Age: 56

Term of office: Director since June 2015.

Date of next scheduled re-election:

December 2021.

Independent: Yes.

Current directorships of listed entities and dates of office: Telstra Corporation Limited (since April 2016).

Other principal directorships:

Chairman of The Australian Ballet.

Other interests: Chairman of the International Standards Technical Committee on Blockchain and Distributed Ledger Technologies (ISO/ TC 307) and consultant to King & Wood Mallesons.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited from 2008 to 2013. Craig was previously a director of Financial Literacy Australia Limited, a Board member of each of the Australian Japanese Business Cooperation Committee, Jobs for New South Wales, and the New South Wales Government’s Financial Services Knowledge Hub. He is the former Chairman of Stone and Chalk Limited and of the Investment and Financial Services Association (now the Financial Services Council). Craig was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Anita Fung,

BSocSc, MAppFin

Age: 58

Term of office: Director since October 2018.

Date of next scheduled re-election:

December 2021.

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

Name: Steven Harker,

BEc (Hons.), LLB

Age: 64

Term of office: Director since March 2019.

Date of next scheduled re-election:

December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Banking and Finance Oath Limited, The Hunger Project Australia, ASX Refinitiv Charity Foundation, New South Wales Golf Club Foundation Limited and Ascham School Ltd.

Other interests: Honorary Treasurer of Ascham School.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Steve has over 35 years of experience in investment banking. Steve was formerly Managing Director and Chief Executive Officer of Morgan Stanley Australia from 1998 to 2016 and then Vice Chairman until February 2019. Prior to joining Morgan Stanley, he spent fifteen years with Barclays de Zoete Wedd (BZW, now Barclays Investment Bank).

Steve is a former Chairman and Director of Australian Financial Markets Association Limited and a former Director of Investa Property Group. Steve also previously served on the board of the Centre for International Finance and Regulation. He is also a former Guardian of the Future Fund of Australia.

Westpac Board Committee membership: Member of each of the Board Audit and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2019 Westpac Group Annual Report

Directors’ report

Name: Peter Marriott,

BEc (Hons.), FCA

Age: 62

Term of office: Director since June 2013.

Date of next scheduled re-election:

December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: ASX Limited (since July 2009).

Other principal directorships: ASX Clearing Corporation Limited, ASX Settlement Corporation Limited and Austraclear Limited.

Other interests: Member of Monash University Council and Chairman of the Monash University Council’s Resources and Finance Committee.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Peter has over 30 years’ experience in senior management roles in the finance industry, encompassing international banking, finance and auditing. Peter joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and held the role of Chief Financial Officer from July 1997 to May 2012. Prior to his career at ANZ, Peter was a banking and finance, audit and consulting partner at KPMG Peat Marwick. Peter was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries.

Westpac Board Committee membership: Chairman of the Board Audit Committee. Member of each of the Board Nominations, Board Technology and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Nash,

BCom, FCA, F Fin

Age: 57

Term of office: Director since March 2018.

Date of next scheduled re-election:

December 2021.

Independent: Yes.

Current directorships of listed entities and dates of office: Johns Lyng Group Limited (Chairman since October 2017), Mirvac Group (since November 2018) and ASX Limited (since June 2019).

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

Name: Margaret (Margie) Seale,

BA, FAICD

Age: 59

Term of office: Director since March 2019.

Date of next scheduled re-election:

December 2019.

Independent: Yes.

Current directorships of listed entities and dates of office: Telstra Corporation Limited (since May 2012) and Scentre Group Limited (since February 2016).

Other principal directorships: Australian Pacific (Holdings) Pty Limited.

Other interests: Member of the Australian Public Service Commission Centre for Learning and Leadership Advisory Board.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Margie has more than 25 years’ experience in senior executive roles in Australia and overseas, including in consumer goods, global publishing, sales and marketing, and the successful transition of traditional business models to digital environments. Prior to her non-executive career, Margie was the Managing Director of Random House Australia and New Zealand and President, Asia Development for Random House Inc.

Margie is a former Director and then Chair of Penguin Random House Australia Pty Limited, and a former Director of Ramsay Health Care Limited, Bank of Queensland Limited and the Australian Publishers’ Association. She also previously served on the boards of Chief Executive Women (chairing its Scholarship Committee), the Powerhouse Museum, and the Sydney Writers Festival.

Westpac Board Committee membership: Member of each of the Board Remuneration and Board Risk & Compliance Committees.

Directorships of other listed entities over the past three years and dates of office: Ramsay Health Care Limited (April 2015 to October 2018) and Bank of Queensland Limited (January 2014 to June 2018).

2019 Westpac Group Annual Report	43

Directors’ report

Company Secretary

Our Company Secretaries as at 30 September 2019 were Rebecca Lim and Tim Hartin.

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

2. Executive Team

As at 30 September 2019 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Brian Hartzer	Managing Director & Chief Executive Officer	2012	2015
Craig Bright	Chief Information Officer	2018	2018
Lyn Cobley	Chief Executive, Westpac Institutional Bank	2015	2015
Peter King	Chief Financial Officer	1994	2014
Rebecca Lim	Group Executive, Legal & Secretariat	2002	2016
David Lindberg	Chief Executive, Consumer	2012	2019
Carolyn McCann	Group Executive, Customer & Corporate Relations	2013	2018
David McLean	Chief Executive Officer, Westpac New Zealand	1999	2015
Christine Parker	Group Executive, Human Resources	2007	2011
David Stephen	Chief Risk Officer	2018	2018
Gary Thursby	Chief Operating Officer	2008	2019
Alastair Welsh	Acting Chief Executive, Business	1992	2019

There are no family relationships between or among any of our Directors or Executive Team members.

1.           From 1 October 2018, Rebecca Lim’s role and title has been Group Executive, Legal & Secretariat.

44	2019 Westpac Group Annual Report

Directors’ report

Brian Hartzer

BA, CFA.

Age: 52

Managing Director & Chief Executive Officer

Brian was appointed Managing Director & Chief Executive Officer in February 2015. Brian joined Westpac as Chief Executive, Australian Financial Services in June 2012, encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

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

Craig Bright

B.Comp.

Age: 54

Chief Information Officer

Craig was appointed Group Chief Information Officer in December 2018. Craig has more than 30 years’ experience in technology and financial services. He has held divisional CIO roles in retail banking, business banking and investment banking and led complex global scale technology operations.

Prior to joining Westpac, Craig was Chief Technology Officer, Global Consumer Bank at Citigroup. He led a division of technology employees executing a cloud and mobile first strategy supporting digital channels and a mix of Citi Smart Banking formats worldwide. Craig has also held senior roles at Barclays in London, National Australia Bank and Ernst & Young.

Craig has a Bachelor of Computing from Monash University and a Computer Field Service Certificate from Royal Melbourne Institute of Technology.

Lyn Cobley

BEc, SF FIN, GAICD.

Age: 56

Chief Executive, Westpac Institutional Bank

Lyn was appointed Chief Executive, Westpac Institutional Bank in September 2015. She has responsibility for Westpac’s global relationships with corporate, institutional and government clients as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. In addition, Lyn oversees Westpac’s International and Pacific Island businesses.

Lyn has over 27 years’ experience in financial services. Prior to joining Westpac, Lyn held a variety of senior positions at the Commonwealth Bank of Australia, including serving as Group Treasurer from 2007 to 2013 and most recently as Executive General Manager, Retail Products & Third Party Banking. She also held senior roles at Barclays Capital in Australia and Citibank in Australia and Asia Pacific, and was CEO of Trading Room (a joint venture between Macquarie Bank and Fairfax).

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

2019 Westpac Group Annual Report	45

Directors’ report

Peter King

BEc, FCA.

Age: 49

Chief Financial Officer

Peter was appointed Chief Financial Officer in April 2014. Peter has responsibility for Westpac’s Finance, Tax, Treasury and Investor Relations functions.

Prior to this appointment, Peter was the Deputy Chief Financial Officer for three years and has held other senior finance positions across the Group, including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets.

Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

Rebecca Lim

B Econ, LLB (Hons).

Age: 47

Group Executive, Legal & Secretariat

Rebecca was appointed as a Westpac Group Executive in October 2016 and is responsible for legal and secretariat functions globally. She was appointed Group General Counsel in November 2011 and was Chief Compliance Officer from 2013 to 2017.

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

Rebecca is Deputy Chair of the GC100 Executive Committee and a member of Chief Executive Women.

David Lindberg

HBA (Hons. Economics).

Age: 44

Chief Executive, Consumer

David was appointed Chief Executive, Consumer in April 2019, responsible for the end to end relationships with consumer customers. This includes all consumer distribution, digital, marketing, banking and insurance products and services under the Westpac, St.George, BankSA, Bank of Melbourne, BT, and RAMS brands. Prior to this appointment, David was Chief Executive, Business Bank from June 2015, managing relationships with business customers for the Westpac, St.George, BankSA and Bank of Melbourne brands.

Before this David was Chief Product Officer for the Group’s retail and business products, as well as overseeing the Group’s digital activities. Before joining Westpac in 2012, David was Executive General Manager, Cards, Payments & Retail Strategy at the Commonwealth Bank of Australia. David was also formerly Managing Director, Strategy, Marketing & Customer Segmentation at Australia and New Zealand Banking Group Limited and Vice President and Head of Australia for First Manhattan.

46	2019 Westpac Group Annual Report

Directors’ report

Carolyn McCann

BBus (Com), BA, GradDipAppFin, GAICD.

Age: 47

Group Executive, Customer & Corporate Relations

Carolyn was appointed as Westpac’s Group Executive, Customer & Corporate Relations in June 2018. This division brings together management of the Group’s customer resolution and reporting, alongside our corporate affairs, communications and sustainability functions, recognising the importance of setting high service standards and quickly resolving customer issues in managing the Group’s relationship with its customers. Carolyn joined the Westpac Group in 2013, as General Manager, Corporate Affairs & Sustainability, during which time she played an instrumental role in leading the Group’s bicentenary program, including the launch of the $100 million Westpac Scholars Trust (formerly known as the Westpac Bicentennial Foundation).

Prior to joining Westpac, Carolyn spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs & Investor Relations. Carolyn began her career in consulting and has extensive experience in financial services.

David McLean

LLB (Hons.).

Age: 61

Chief Executive Officer, Westpac New Zealand

David was appointed Chief Executive Officer, Westpac New Zealand in February 2015. Since joining Westpac in February 1999, David has held a number of senior roles, including Head of Debt Capital Markets New Zealand, General Manager, Private, Wealth and Insurance New Zealand and Head of Westpac Institutional Bank New Zealand, and most recently, Managing Director of the Westpac New York branch.

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

Christine Parker

BGDipBus (HRM).

Age: 59

Group Executive, Human Resources

Christine was appointed to Westpac Group’s Executive Team in October 2011. As Group Executive, Human Resources, Christine leads the HR function for the Group, responsible for strengthening our service oriented and inclusive culture, attracting and retaining the best talent, developing and helping our workforce to grow skills for the future, rewarding and recognising our people and ensuring the health and wellbeing of our people. Christine also oversees the Group’s Customer Advocate function, corporate communications, and supports the CEO and Board on culture and conduct. Christine also has responsibility for Office of the Banking Executive Accountability Regime.

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

Christine was previously a Director of Women’s Community Shelters and is a current member of Chief Executive Women, Governor of St.George Foundation and member of the Veterans’ Employment Industry Advisory Committee.

2019 Westpac Group Annual Report	47

Directors’ report

David Stephen

BBus.

Age: 55

Chief Risk Officer

David was appointed Chief Risk Officer in October 2018, with responsibility for risk management and compliance activities across the Group.

Prior to this, David was the Chief Risk Officer for Royal Bank of Scotland (RBS) from 2013, having first joined RBS in 2010 as the Deputy Chief Risk Officer. David has also previously held other senior roles at both retail and investment banks in the UK, USA, Hong Kong and Australia, including serving as Chief Risk Officer at ANZ and Chief Credit Officer at Credit Suisse Financial Products.

David has a Bachelor of Business in Banking and Finance from Monash University and is a Board member of both the International Financial Risk Institute and the Financial Services Institute of Australia (FINSIA).

Gary Thursby

BEc, DipAcc, FCA.

Age: 56

Chief Operating Officer

Gary was appointed Chief Operating Officer in April 2019, having previously been in the role of Group Executive, Strategy & Enterprise Services since October 2016. In addition to leading the Group’s strategy function, his role is designed to support delivery of the Group’s Service Revolution and provide services to support the Group’s operating businesses.

Gary’s responsibilities also include banking operations, advice remediation, procurement, property, analytics and enterprise investments. In addition, Gary oversees the Group’s corporate and business development portfolios.

Before joining Westpac in 2008, Gary held a number of senior finance roles at Commonwealth Bank of Australia including Deputy CFO and CFO Retail Bank. Gary has over 20 years’ experience in financial services, covering finance, M&A and large scale program delivery. He commenced his career at Deloitte Touche Tohmatsu.

Gary has a Bachelor of Economics and a Post Graduate Diploma in Accounting from Flinders University of South Australia and is a Fellow of the Institute of Chartered Accountants.

Alastair Welsh

MBA, BCA, CA.

Age: 54

Acting Chief Executive, Business

Alastair was appointed Acting Chief Executive, Business in April 2019.

The Business division leads relationships with Australia’s small, commercial, corporate and agri businesses providing a wide range of banking services and support across Westpac, St George, BankSA, Bank of Melbourne and Capital Finance brands. The division also supports customers’ wealth and investment needs including Private Wealth, Superannuation, Platforms, Investments and Operations businesses through all of our brands.

Alastair holds more than 30 years’ experience in banking in the UK, New Zealand and Australia. Since joining Westpac NZ in 1992, he has held a variety of roles from relationship management through to leadership positions for Small Business Banking, BT Financial Group and Group Customer Transformation. Prior to this appointment, Alastair was General Manager for the Westpac Commercial Business Bank.

48	2019 Westpac Group Annual Report

Directors’ report

3. Report on the business

a)  Principal activities

The principal activities of the Group during the financial year ended 30 September 2019 were the provision of financial services including lending, deposit taking, payments services, investment platforms, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services.

From 30 June 2019 and 30 September 2019 respectively, Westpac ceased to provide personal financial advice through its salaried BT Financial Group planners or its authorised representatives. Other than this change, there have been no significant changes in the nature of the principal activities of the Group during 2019.

b)  Operating and financial review

The net profit attributable to owners of Westpac Banking Corporation for 2019 was $6,784 million, a decrease of $1,311 million or 16% compared to 2018. Key features of this result were:

•                        Net interest income increased $402 million or 2% compared to 2018 driven by an increase of $686 million due to the reclassification of line fees from net fee income to interest income, partly offset by $239 million increase in provisions for estimated customer refunds, payments, associated costs, and litigation. Excluding the impact of these items, net interest income was flat compared to 2018. Average interest earning assets grew 3% primarily from Australian and New Zealand housing, broadly offset by a lower margin. Reported net interest margin decreased 1 basis point to 2.12%.

•                        Net fee income decreased $769 million or 32% compared to 2018 primarily due to the reclassification of line fees to net interest income ($667 million in 2018) and $126 million increase in provisions for estimated customer refunds, payments, associated costs and litigation.

•                        Net wealth management and insurance income decreased $1,032 million or 50% compared to 2018 primarily due to additional provisions for estimated customer refunds, payments, associated costs, and litigation of $531 million, higher general insurance claims from severe weather events $69 million, cessation of grandfathered advice commissions $42 million, lower wealth management income due to changes in platform pricing structure, and exit of the Hastings business in 2018.

•                        Trading income decreased $16 million or 2% compared to 2018. The decline mainly relates to a change in methodology in derivative valuation adjustments partially offset by higher non-customer income.

•                        Other income is up $57 million or 79% compared to 2018, primarily due to the non-repeat of a 2018 impairment charge on an equity holding of $104 million.

•                        Operating expenses increased $540 million or 6% compared to 2018. The increase was mainly due to a $349 million increase in provisions for estimated customer refunds, payments, associated costs, and litigation, higher technology expenses of $174 million, a rise in regulatory, compliance and investment related spend of $170 million, partially offset by the exit of the Hastings business in 2018 of $158 million and a net productivity benefit.

•                        Impairment charges were $84 million or 12% higher compared to 2018. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.20%, up 12 basis points over the year.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2019 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ (see pages 91 to 107), ‘Divisional performance’ (see pages 108 to 119) and ‘Risk and risk management’ (see pages 120 to 139), which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report (see pages 153 to 303), which form part of this report.

c)  Dividends

Since 30 September 2019, Westpac has announced a final ordinary dividend of 80 cents per Westpac ordinary share, totalling approximately $2,791 million for the year ended 30 September 2019 (2018 final ordinary dividend of 94 cents per Westpac ordinary share, totalling $3,227 million). The dividend will be fully franked and will be paid on 20 December 2019.

An interim ordinary dividend for the current financial year of 94 cents per Westpac ordinary share for the half year ended 31 March 2019, totalling $3,239 million, was paid as a fully franked dividend on 24 June 2019 (2018 interim ordinary dividend of 94 cents per Westpac ordinary share, totalling $3,213 million). The payment comprised direct cash disbursements of $2,080 million with $1,159 million being reinvested by participants through the DRP.

Further, in respect of the year ended 30 September 2018, a fully franked final dividend of 94 cents per ordinary share totalling $3,227 million was paid on 20 December 2018. The payment comprised direct cash disbursements of $2,897 million with $330 million, being reinvested by participants through the DRP.

New shares were issued under the DRP for each of the 2018 final ordinary dividend and the 2019 interim ordinary dividend.

2019 Westpac Group Annual Report	49

Directors’ report

d)  Significant changes in state of affairs and events during and since the end of the 2019 financial year

Throughout the financial year ended 30 September

2019, the Group has operated in a challenging external environment, which has included ongoing and heightened scrutiny across the industry (including as a result of the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry and self-assessments into governance, culture and accountability), as well as challenging economic conditions (refer to the section ‘External environment’ for more details).

In this environment, significant changes in the state of affairs of the Group were:

•                        changes to Westpac’s wealth strategy, which resulted in major BT Financial Group businesses being realigned into the Consumer and Business divisions and exiting the provision of personal financial advice by Westpac Group salaried financial advisers and authorised representatives;

•                        compliance, reputation and remediation provisions;

•                        APRA applying an additional $500 million to Westpac’s operational risk capital requirement as a result of Westpac’s self-assessment into its culture, governance and accountability;

•                        the issuance of approximately A$1.42 billion AT1 securities, known as Westpac Capital Notes 6, which qualify as Additional Tier 1 capital under APRA’s capital adequacy framework, as well as the transfer and redemption of approximately A$1.38 billion Westpac Capital Notes; and

•                        ongoing regulatory changes and developments, which have included changes relating to financial services, the expansion of penalties for financial sector misconduct, the provision of new powers to regulators, accounting standards, access to data, information security and other regulatory requirements.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 of the Annual Report, which forms part of this report (see pages 7 to 14).

On 4 November 2019, Westpac announced that it will be undertaking an underwritten placement of fully paid ordinary shares in Westpac to sophisticated and institutional investors to raise $2 billion. As further announced, following the placement, Westpac will make a share purchase plan available to eligible shareholders and is targeting to raise approximately $500 million.

The proceeds received under the placement and share purchase plan will be used to strengthen Westpac’s regulatory capital position.

Other than set out above, the Directors are not aware of any other matter or circumstance that has occurred since 30 September 2019 that has significantly affected or may significantly affect the operations of the Group, the results of these operations or the state of affairs of the Group in subsequent financial years.

e)  Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed below and in ‘Significant developments’ in Section 1 of the Annual Report (see pages 7 to 14), which forms part of this report.

External environment

2019 has been another challenging period for financial services companies, including Westpac. In particular, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, combined with self-assessments into governance, culture and accountability conducted across the industry have brought to light examples of poor behaviour affecting customers, shortcomings in the management of non-financial risks, and weak risk cultures. These have added to the erosion of public sentiment and trust in the financial services industry. Westpac has taken these developments very seriously and is now working to respond to the findings of the Royal Commission’s final report (released 1 February 2019) and its own CGA self-assessment. At the same time, the Group has been focused on identifying where we got it wrong for customers and putting things right. These efforts aim to strengthen the Group’s focus on leadership, governance and culture, and create better outcomes for customers and shareholders.

These issues for Westpac, and the sector, have been accompanied by a weakening in the economic environment with lower GDP growth, continued weak wages growth and subdued business and consumer sentiment. At the same time, interest rates have fallen to unprecedented lows. For financial services, this has contributed to more cautious demand for lending, a decline in deposit growth, lower house prices, and structural pressures on net interest margins. While credit growth has slowed, competition has remained intense across the sector including from domestic and international banks, and from non-banks.

Business Strategy

The changing environment in which we operate has reinforced the need to deliver better customer outcomes and experiences, and underlined the importance of continuing to deliver on our vision and strategy, including the Service Revolution.

Westpac’s vision is ‘To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow’.

In delivering on our strategy, we are focused on our core markets, including Australia and New Zealand, where we provide a comprehensive range of financial products and services that we believe assist us in meeting the financial services needs of customers.

With over 14 million customers1, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

1.                All customers with an active relationship (excludes channel only and potential relationships) as at 30 September 2019.

50	2019 Westpac Group Annual Report

Directors’ report

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

As we continue to build the business, the financial services environment remains challenging and has required us to maintain focus on our financial position. This has involved:

•                   maintaining the high level and quality of our capital;

•                   continuing to improve our funding and liquidity position; and

•                   seeking to maintain a high level of asset quality and appropriate provisioning.

We continue to focus on ways to simplify our business to make it easier for customers to do business with us and to make work better for our people. We believe these improvement efforts deliver better customer outcomes while also creating capacity for investment.

Throughout 2019 we continued our focus on seeking to deliver positive outcomes for our customers and shareholders through our Service Revolution transformation.

The Service Revolution is seeking to:

•                   provide a truly personal service for customers while better anticipating their needs;

•                   put customers in control of their finances;

•                   respond to the increased pace of innovation, disruption and changing customer behaviours through digitisation and increasing our capacity for innovation; and

•                   innovate and simplify to reinvent the customer experience.

As part of our delivery of the Service Revolution, we have developed an integrated, multi-year plan that will be executed across the Group. In 2019, we continued to deliver outcomes and milestones on a number of our transformation programs focused on the digitisation of the company through the design and development of a single bank technology infrastructure. We expect this will transform customer experiences and drive operational efficiency. At the same time, we believe our divisional transformation programs continue to deliver market-leading customer services, while lowering the cost to serve.

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

Supporting our customer-focused strategy is a strong set of company-wide values, which are embedded in our culture. These are:

•                   integrity;

•                   service;

•                   one team;

•                   courage; and

•                   achievement.

In delivering our strategy, we have a set of strategic priorities that help guide our activities:

Customer Franchise

•                   Deliver great customer outcomes;

•                   Create best-in-class service experience;

•                   Enable channels to work together seamlessly; and

•                   Maintain strong and differentiated brand portfolio.

Digital transformation

•                   Build out data infrastructure and capabilities;

•                   Transform our platforms;

•                   Strengthen partnerships to efficiently close capability gaps; and

•                   Create new digital experiences for customers.

Performance discipline

•                   Uplift risk management capability;

•                   Get it right;

•                   Enhance execution proficiency; and

•                   Drive structural cost reduction.

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

Like other financial services providers, our competitive position across customer segments, products and geographies is determined by a variety of factors. These include:

•                   the quality, range, innovation and pricing of products and services offered;

•                   digital and technology solutions;

•                   customer service quality and convenience;

•                   the effectiveness of, and access to, distribution channels;

•                   brand reputation and preference;

•                   the types of customers served; and

•                   the talent and experience of our employees.

2019 Westpac Group Annual Report	51

Directors’ report

We also operate in an environment where digital innovation is changing the competitive landscape. We compete on our ability to offer new products and services that align to evolving customer preferences. The competitive nature of the industry means that if we are not successful in developing or introducing new products and services, or in responding or adapting to changes in customer preferences and habits, we could lose customers to our competitors.

Competition within Australia’s financial system is evidenced by both the significant number of providers and the range of products and services available to customers. In Australia, competition for both deposits and lending continues to be fierce, both from established banks as well as new entrants, including technology firms. Slowing growth in some sectors has heightened competitive intensity as financial institutions work to win new customers and retain existing ones.

In our wealth businesses, we expect the broader competitive landscape to continue to undergo significant change with ongoing consolidation in life insurance, increased overseas interest and participation in superannuation.

In New Zealand, the Group is experiencing strong competition as banks vie for new customers and seek to retain existing ones. Competition for deposits and lending remains intense.

Outlook1

The Australian economy had a below-trend year with annual growth to the June quarter 2019 at only 1.4% which was below population growth of 1.6%.

Growth has been uneven as private spending contracted over the year while government spending and exports accounted for all of Australia’s growth. Weakness in the private sector largely reflects a contraction in building activity, particularly centred around residential property, and continuing weakness in wages which is constraining consumer spending. The softer Australian growth combined with the slowdown in the world economy is also impacting business confidence and investment plans.

Progress in dealing with the shocks to the global outlook from the trade disputes, particularly between the US and China, will be important for the outlook for the global economy and the flow-on effect on business confidence and investment plans in Australia.

Looking ahead, the Group expects GDP growth to lift somewhat through the remainder of 2019 and into 2020. This scenario is expected to be supported by interest rate cuts, the lower Australian dollar, targeted income tax cuts, and a recovery in housing sentiment.

Nevertheless, GDP growth is likely to remain below longer term averages (of closer to 2.75%) at 2.3% for calendar year 2019 and 2.4% for calendar year 2020. Weakness in wage growth is likely to persist while the contraction in the residential construction cycle will extend well into 2020. The Group expects the recent recovery in house prices, particularly in Sydney and Melbourne, to extend into 2020, providing some boost to households who, nevertheless, are likely to remain cautious on further increasing debt levels.

With the Commonwealth budget expected to return to surplus in 2019/20, the Commonwealth government may initiate additional stimulus in 2020 to assist the recovery as further stimulus from monetary policy appears to be limited.

With the RBA cash rate having been reduced from 1.5% to 0.75% over the course of 2019, one more rate cut is expected in early 2020 to 0.5%. Following that move, if further stimulus is required, the RBA may adopt unconventional monetary policies which may include asset purchases or long term funding for financial institutions.

Credit growth for the Australian financial system slowed to 2.7% in the year to September 2019, down from 4.5% a year earlier. That included a slowdown in housing credit to 3.1% from 5.4% and business to 3.3% from 3.8% with personal credit contracting by 4.4% after declining by 1% a year earlier.

For the year ending 30 September 2020, total system credit growth is expected to lift to 3%, with housing credit growth rising to 3.5%. The lift in housing credit growth is expected to reflect the improving conditions in major housing markets, particularly following the more recent rise in lending approvals. Business credit growth is likely to expand by 3% in the year to 30 September 2020 while other personal credit is expected to contract by a further 2%.

Economic conditions in New Zealand have also softened over the year; in part due to the deterioration in the global back drop which has dampened conditions in export sectors. Domestic New Zealand conditions have also softened with sluggish consumer spending and weak business confidence. Conditions in New Zealand are likely to remain muted for the remainder of 2019 followed by an expected improvement in 2020 supported by lower interest rates, some fiscal stimulus, and the competitive (lower) New Zealand dollar.

The environment for financial services companies is expected to continue to be impacted by the actions flowing from the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry that released its final report in February 2019. The sector will remain focused on implementing the recommendations of the Royal Commission and other company specific reviews. At the same time, regulators have indicated that they will be taking a more active position in prosecuting cases of misconduct as well as stepping up supervisory actions. This will likely see associated costs remain high for the sector in the period ahead.

In addition, regulators in Australia and New Zealand have a number of reviews underway, in many areas including mortgage pricing, remuneration, and capital/ risk weighted asset methodologies across the sector. Further clarity on these reviews is expected in the year ahead.

1.                All data and opinions under ‘Outlook’ are generated by our internal economists and management.

52	2019 Westpac Group Annual Report

Directors’ report

Westpac Group remains focused on executing our vision of being one of the world’s great service companies, with three strategic priorities assisting this transformation. These are:

•                        Customer franchise - continuing to build the Group’s customer base while also increasing the depth of customer relationships. The Group seeks to do this via superior service, as measured by NPS, and by expanding our share of customers that call us their main financial institution. The priority will be supported by our strong portfolio of brands and also recognises that leading in services requires a high quality, diverse and engaged workforce;

•                        Digital transformation - utilising technology to materially improve efficiency and reduce the Group’s cost to income ratio to below 40% in the medium term. This will include completing the modernisation of the Group’s technology platforms, and migrating more activity to digital that will assist in the continued restructuring of the Group’s distribution network and create new experiences for customers. At the same time we’ve developed some unique fintech partnerships that will provide new services and close capability gaps; and

•                        Performance discipline – continuing to be prudent in the management of capital, funding and liquidity; managing returns effectively seeking to achieve a superior ROE to the peer average and remaining disciplined and targeted on asset growth. At the same time the group is focused on improving its ability to execute on its plans with a focus on leadership.

In the period ahead, a key focus will be to resolve outstanding issues, including our response to the findings of the Royal Commission and our own CGA self-assessment. At the same time we are looking to enhance our processes and controls in areas such as financial crime, end-to-end lending, compliance, and risk management. As a result, investment across these areas, is expected to lead to higher costs in 2020.

At the same time, we have already provided for customer payments and refunds where we may not have, or have not been able to sufficiently demonstrate that we have, done the right thing for customers. Our review of historical practices will continue into 2020 and further provisions may be required. We will also focus on refunding customers as quickly as practical where needed.

The low interest rate environment also has an impact on bank earnings and should interest rates be reduced further it is likely to place additional pressure on earnings and returns, as the ability to fully reprice lending and deposits to account for even lower interest rates is limited.

Our lending growth is expected to be modest in the year ahead, partly reflecting the low system growth but also due to our decision to remain disciplined on margins and from low mortgage growth. Mortgage volume declined late in FY19 and are expected to ease further in the early part of FY20. Growth should then recover through the year as the resolution of some process issues gradually sees new applications improve and outflows slow.

Wealth management income is also expected to be lower over the year, from our decisions to exit financial planning, eliminate grandfathered commission payments and change pricing on our wealth administration platforms. The impact of regulatory change may also reduce wealth and insurance income in the year ahead.

On capital, our current capital raising will further lift the Group’s CET1 capital ratio and, based on the current outlook and our capital settings, the Group will increase its buffer over APRA’s unquestionably strong benchmark for CET1 capital ratio of over 10.5%.

Given the strength of our customer franchise, and our balance sheet, we believe we are well placed to respond to any changes in the operating environment or regulatory requirements.

Looking ahead, with our strong positioning, disciplined growth, solid portfolio of businesses, and good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sound outcomes for shareholders and customers.

Further information on our business strategies and prospects for future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

f)   Risks to our financial performance, position and our operations

Our financial position, our future financial results, our operations and the success of our strategy are subject to a range of risks. These risks are set out and discussed in Section 2 of this Annual Report under the section ‘Risk and risk management’, which forms part of this report (see pages 120 to 139).

2019 Westpac Group Annual Report	53

Directors’ report

4. Directors’ interests

a)     Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 10 of the Directors’ report for the year ended 30 September 2019 and in the tables below:

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

Directors’ interests in Westpac and related bodies corporate as at 4 November 2019

	Number of Relevant Interests in Westpac Ordinary Shares	Number of Westpac Share Rights
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	23,602	-
Brian Hartzer	151,478[1]	636,540[2]
Nerida Caesar	13,583	-
Ewen Crouch	78,450[3]	-
Alison Deans	14,392	-
Craig Dunn	8,869	-
Anita Fung	-	-
Steven Harker	10,365
Peter Marriott	20,870	-
Peter Nash	8,020	-
Margaret Seale	21,719[4]
Former Directors
Peter Hawkins	15,880[5]	-

1.           Brian Hartzer’s interest in Westpac ordinary shares includes 20,933 restricted shares held under the CEO Restricted Share Plan.

2.           Share rights issued under the CEO Long Term Variable Plan.

3.           Ewen Crouch and his related bodies corporate also hold relevant interests in 250 Westpac Capital Notes 2.

4.           Margaret Seale and her related bodies corporate also hold relevant interests in 3,220 Westpac Capital Notes 2.

5.           Figure displayed is as at Peter Hawkins’s retirement date of 12 December 2018, at which point Peter Hawkins and his related bodies corporate also held relevant interests in 850 Capital Notes 3, 882 Westpac Capital Notes 4 and 1,370 Westpac Capital Notes 5.

Note: Certain subsidiaries of Westpac offer a range of registered schemes. The Directors from time to time invest in these schemes and are required to provide a statement to the ASX when any of their interests in these schemes change. ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928) or Advance Cash Multi-Blend Fund (ARSN 094 113 050).

54	2019 Westpac Group Annual Report

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

Some employees of Westpac’s related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll that was executed in November 2004, which is on similar terms to the September 2009 deed poll.

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

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ liability insurance to Directors of Westpac and Directors of Westpac’s wholly-owned subsidiaries.

For the year ended 30 September 2019, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c)    Share rights outstanding

As at the date of this report there are 4,225,250 share rights outstanding in relation to Westpac ordinary shares. The latest dates for exercise of the share rights range between 1 October 2020 and 1 July 2034.

Holders of outstanding share rights in relation to Westpac ordinary shares do not have any rights under the share rights to participate in any share issue or interest of Westpac or any other body corporate.

d)    Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

2019 Westpac Group Annual Report	55

Directors’ report

5.       Environmental disclosure

As part of our 2019 Sustainability Strategy, we have set targets for our environmental performance to 2020.

The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

•              our Westpac Group Environment Policy, which has been in place since 1992;

•              our Sustainability Risk Management Framework;

•              our Climate Change Position Statement and 2020 Action Plan;

•              our Responsible Sourcing Code of Conduct; and

•              public reporting of our environmental performance.

We also participate in a number of voluntary initiatives including the Dow Jones Sustainability Index (#9 in global banking group and above our Australian peers), CDP1, the Equator Principles, the Principles for Responsible Banking, the Principles for Responsible Investment and the United Nations Global Compact.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (NGER) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the NGER for the period 1 July through 30 June each year.

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

Westpac has reported its performance against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) in Section 2 of this Annual Report under the sections titled ‘Risk and risk management – climate change risk’ (see pages 136 to 138); and ‘Climate-related financial disclosures (see page 146). Further information about Westpac’s sustainability performance and approach is also included in Section 2 of this Annual Report under the sections ‘Risk and Risk Management’ (see pages 120 to 139) and ‘Westpac’s approach to sustainability’ (see pages 140 to 150).

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

The Group is subject to the Commonwealth of Australia’s Modern Slavery Act 2018 (Cth), with the first reporting year being 2020 and the first report being due six months from the end of 30 September 2020.

7.       Rounding of amounts

Westpac is an entity to which ASIC Corporations Instrument 2016/191 dated 24 March 2016, relating to the rounding of amounts in directors’ reports and financial reports, applies. Pursuant to this Instrument, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

8.       Political engagement

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2019.

In Australia, political expenditure for the financial year ended 30 September 2019 was $166,650. This relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions, such as speeches and events with industry participants.

In New Zealand, political expenditure for the financial year ended 30 September 2019 was NZD$20,170.

1.     Formerly known as the Carbon Disclosure Project.

56	2019 Westpac Group Annual Report

Directors’ report

9. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2019:

	Notes	Board		Audit Committee		Risk & Compliance Committee		Nominations Committee		Remuneration Committee		Technology Committee
Number of meetings
held during the year
Director		A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	11	11	6	6	5	5	4	4	n/a	n/a	n/a	n/a
Brian Hartzer	2	11	11	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	4	4
Nerida Caesar	3	11	11	n/a	n/a	5	5	n/a	n/a	n/a	n/a	4	4
Ewen Crouch	4	11	11	4	4	5	5	4	4	6	6	n/a	n/a
Alison Deans	5	11	11	n/a	n/a	5	5	4	4	6	6	4	4
Craig Dunn	6	11	11	n/a	n/a	5	5	4	4	6	6	n/a	n/a
Anita Fung	7	11	11	n/a	n/a	5	5	n/a	n/a	n/a	n/a	n/a	n/a
Steven Harker	8	7	7	n/a	n/a	3	3	n/a	n/a	n/a	n/a	n/a	n/a
Peter Hawkins	9	3	3	2	2	1	1	n/a	n/a	n/a	n/a	1	1
Peter Marriott	10	11	11	6	6	5	5	4	4	n/a	n/a	4	4
Peter Nash	11	11	11	6	6	5	5	n/a	n/a	n/a	n/a	n/a	n/a
Margaret Seale	12	7	7	n/a	n/a	3	3	n/a	n/a	n/a	n/a	n/a	n/a

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A – Meetings eligible to attend as a member                 B – Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2018.

1.           Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk & Compliance Committee.

2.           Member of the Board Technology Committee.

3.           Member of the Board Risk & Compliance Committee and Board Technology Committee.

4.           Chairman of the Board Risk & Compliance Committee. Member of the Board Nominations Committee and the Board Remuneration Committee, and from 1 January 2019, a member of the Board Audit Committee.

5.           Chairman of the Board Technology Committee. Member of the Board Nominations Committee, Board Remuneration Committee and Board Risk & Compliance Committee.

6.           Chairman of the Board Remuneration Committee. Member of the Board Risk & Compliance Committee and the Board Nominations Committee.

7.           Member of the Board Risk & Compliance Committee.

8.           Steven Harker was appointed as a Director and member of the Board Risk & Compliance Committee on 1 March 2019.

9.           Peter Hawkins retired from the Board and its Committees on 12 December 2018.

10.      Chairman of the Board Audit Committee. Member of the Board Nominations Committee, Board Risk & Compliance Committee and the Board Technology Committee.

11.      Member of the Board Audit Committee and Board Risk & Compliance Committee.

12.      Margaret Seale was appointed as a Director and member of the Board Risk & Compliance Committee on 1 March 2019.

2019 Westpac Group Annual Report	57

Directors’ report

10.                               Remuneration Report

Introduction from the Chairman of the Board Remuneration Committee

2019 was a year of reflection for the Company and the Board
Craig Dunn, Chairman Board Remuneration Committee

Dear shareholders,

On behalf of the Board, I am pleased to present Westpac’s 2019 Remuneration Report.

2019 Group performance

As outlined in the Chairman’s report and the CEO’s annual letter, 2019 has been another challenging period for financial services companies, including Westpac.

Examples of poor behaviour affecting customers, shortcomings in the management of non-financial risks and poor risk cultures have been at the heart of challenges faced by the industry.

These issues have been accompanied by slowing economic activity, further falls in interest rates, a decline in house prices and weak business and consumer confidence. These operating conditions have contributed to more cautious demand for lending, a decline in deposit growth and intense competition as more lenders target a smaller pool of new lending.

With this backdrop, Westpac reported cash earnings of $6,849 million in 2019, a reduction of 15% compared to the prior year. Our performance in 2019 was impacted by estimated customer refunds, payments, associated costs, and litigation, as well as costs incurred with the restructuring of the Wealth business. Excluding these items, cash earnings in 2019 were $7,979 million, down 4% relative to 2018.

While earnings were lower, our common equity tier 1 ratio was 10.67% at 30 September 2019 and our liquidity ratios were well above regulatory minimums. Asset quality has remained sound and the overall level of stressed assets remained at low levels over the year.

Recognising that much work has commenced on improving our approach to non-financial risks, progress in resolving risk and compliance matters has fallen short of our expectations. Resolution of these matters and continued investment in non-financial risk management remain a focus.

Through the year we have continued to improve service for customers, particularly via new digital self-serve options and an enhanced approach to capturing and responding to complaints. Investments in our technology infrastructure have improved the stability and speed of our systems and improved availability for customers.

2019 remuneration outcomes

Westpac’s short term variable reward (STVR) is designed to ensure a significant portion of remuneration is variable, at-risk and linked to the delivery of agreed plan targets for financial and non-financial measures.

The STVR outcome can range from 0% to 100% depending on performance relative to targets agreed at the beginning of the year, or exceed 100% when exceptional performance is achieved.

The targets for STVR sign-post those areas of focus that the Board regards as most critical for management and which encourage the achievement of stretch performance while operating within appropriate risk settings. Long term variable reward (LTVR) is designed to further align the interests of executives with those of shareholders by rewarding the delivery of sustained Group performance over the long term.

Key remuneration outcomes for 2019 include:

•                        The CEO’s STVR award was zero;

•                        The average 2019 STVR outcome for Group Executives was 56% of the target opportunity, down from 87% in 2018;

•                        The 2016 LTVR lapsed in full;

•                        The 2020 total target remuneration has been reduced by 23% and 12.5% for the CEO and Group Executives, respectively reflecting changes made to LTVR; and

•                        Board fees were reduced by 20% as a one-off measure.

Further detail regarding the key remuneration outcomes for the CEO, Group Executives and Non-executive Directors is provided on the following page, and in sections 3, 6 and 7 of the Remuneration Report.

58	2019 Westpac Group Annual Report

Directors’ report

Chief Executive Officer	•

The CEO recommended to the Board that he forego his STVR for this year. The Board separately considered the matter and determined that a zero STVR outcome for 2019 for the CEO was appropriate to reflect accountability for poor non-financial risk and financial outcomes, as well as some poor customer outcomes, including those highlighted at the Royal Commission.

•

The 2016 LTVR lapsed in full because the relative TSR and cash EPS performance hurdles were not achieved. The CEO has not received a share-based payment under the LTVR for four consecutive years, equating to $15.96 million worth of lapsed performance share rights over that period. This result is aligned with shareholder outcomes over the period.

•

In 2019, the CEO received $2.69 million in fixed remuneration and $1.33 million in deferred STVR awarded in prior years that vested during the year, equalling $4.02 million in total realised remuneration (i.e. take-home pay). This outcome is 33% of the maximum remuneration he could have received for the year.

•

For 2020, the CEO’s total target remuneration (comprising fixed remuneration, target STVR and LTVR opportunity at face value) has been reduced by 23% as a result of changes made to LTVR, as outlined below.

	•	The CEO has not received a total target remuneration increase since his appointment in 2015.

Group Executives	•	Group Executives received between 0% and 83% of their 2019 STVR target opportunity. The average 2019 STVR outcome for Group Executives was 56% of the target opportunity, down from 87% in 2018.
•

The 2019 STVR scorecard outcome for non-financial risk measures was reduced to zero for Group Executives. In addition, downward remuneration adjustments were applied to two Group Executives and two former Group Executives in response to material risk and compliance matters that impacted the Group, in some instances reducing 2019 STVR outcomes to zero. Many of these adjustments related to events from prior periods which have continued to develop and, in some cases, for which material remediation costs were accounted for in 2019.

	•	The Board exercised its discretion to apply downward adjustments to a portion of deferred STVR awarded in prior years for two former Group Executives.
	•	The 2016 LTVR lapsed in full because the relative TSR and cash EPS performance hurdles were not achieved.
	•	For 2020, the total target remuneration for Group Executives has been reduced by 12.5%, as a result of changes made to LTVR.
•

Given the above remuneration adjustments to current year and deferred STVR, together with changes made to the LTVR from 2020, the Board determined that further adjustments to the quantum of 2020 LTVR were not required.

•

David McLean (Chief Executive Officer, Westpac New Zealand) and Gary Thursby (Chief Operating Officer) received total target remuneration increases in 2019 of 10.3% and 10.4% respectively to align their remuneration with the market. David Lindberg received a total target remuneration increase in 2019 of 6% given the increased size and scale of his role on appointment as the Group Executive, Consumer. No other Group Executives received total target remuneration increases during 2019.

•

David Stephen (Chief Risk Officer) and Craig Bright (Chief Information Officer) were appointed as Group Executives in 2019. To attract the best international talent, the Board approved remuneration packages which are higher than those of their predecessors. The Board also approved buyout awards to compensate these executives for awards forfeited on resignation from their previous employer.

All employees	•	The 2019 Group variable reward pool for all employees was reduced by $126 million from 2018 to align with Group performance.
•

In addition to the remuneration adjustments for Group Executives, downward remuneration adjustments were approved for 13 General Managers in response to material risk and compliance matters impacting the Group, ranging from 10% to 100%.

•

The Group managed 1,134 employee conduct matters in Australia in 2019, of which 163 employees exited the business and 545 employees were subject to formal disciplinary outcomes. A range of remuneration consequences were also applied for these matters, including ineligibility for STVR and remuneration adjustments to STVR.

Non- executive Directors	•

The Chairman and other Non-executive Director base fees for 2019 were reduced by 20% as a one- off measure, which equated to a $162,000 reduction for the Chairman. The reduction was applied to all current Non-executive Directors in recognition of our collective accountability as the Board of Westpac for customer outcomes highlighted by the Royal Commission, shareholder sentiment leading to the first strike at the 2018 Annual General Meeting and significant non-financial risk matters.

2019 Westpac Group Annual Report	59

Directors’ report

First strike

Westpac received a first strike at the 2018 Annual General Meeting, with 64% of votes cast against the adoption of the 2018 Remuneration Report. This was a disappointing outcome.

In 2019, we significantly increased our engagement across different shareholder and shareholder advisory groups to better understand their concerns. In addition to ongoing meetings with shareholder advisory groups and feedback from shareholders in the normal course, we had individual and group meetings with many of our institutional shareholders and roundtable meetings with representative retail shareholders co-facilitated with the Australian Shareholders’ Association.

It is clear that our executive remuneration outcomes in 2018 were not in line with shareholder expectations. Based on the feedback from the 2018 Annual General Meeting and our more extensive consultations, the key concerns that led to the first strike included:

(1)     2018 STVR outcomes were not considered reflective of performance. Shareholders felt that the scorecard results did not reflect performance in some areas, in particular non-financial risk, and the Board did not apply enough downward discretion to the outcomes.

(2)     Remuneration was considered too high, particularly for the CEO. LTVR granted to the CEO and Group Executives in 2018 was viewed as high relative to that of peers, which was partially driven by the use of fair value to determine the number of performance share rights to grant for LTVR.

(3)     There was insufficient transparency in our communication with shareholders. Shareholders believed that further information was required to explain how STVR outcomes were determined.

The Board and management value these insights and appreciate your feedback and willingness to engage constructively.

Changes to remuneration

We spent significant time in 2019 reflecting on your feedback.

We completed a comprehensive review of executive remuneration including the remuneration strategy, frameworks, governance, decision-making processes, and our approach to communication.

A key objective of our review was to identify opportunities for improvement and to develop balanced solutions that consider the expectations of shareholders, shareholder advisory groups, regulators, customers and the broader community.

As a result, we have:

•              Changed the LTVR allocation approach from 2020. The number of performance share rights granted to executives is now determined by the face value of shares at the grant date, instead of the fair value. We believe this approach improves transparency and is in line with changes in market practice.

•              Reduced total target and maximum remuneration for executives from 2020. The Board reduced the face value of 2020 LTVR opportunities by 43% for the CEO and 23% to 25% for Group Executives. As a result, the 2020 total target remuneration has been reduced by 23% for the CEO and 12.5% for Group Executives. This means the CEO’s total target remuneration becomes comparable to that of other Australian major bank CEOs.

CEO target remuneration package ($’000)

•              Reduced fees paid to Non-executive Directors for 2019. The Chairman and other current Non-executive Director base fees for 2019 were reduced by 20% as a one-off measure to recognise collective accountability as the Board of Westpac for customer outcomes highlighted by the Royal Commission, shareholder sentiment leading to the first strike at the 2018 Annual General Meeting and significant non-financial risk matters.

•              Updated the CEO’s 2019 STVR scorecard. The balanced scorecard was updated to place a greater emphasis on non-financial risk management and customer outcomes.

•              Improved our remuneration governance and decision-making frameworks. We further improved our approach to the assessment of material risk and compliance matters and the flow of information between Board Committees including to support the Board in determining possible remuneration adjustments.

•              Enhanced our remuneration adjustment guidelines to strengthen consequence management. The guidelines build on existing policies and practices to provide greater clarity and consistency in the management of employee conduct and the application of remuneration consequences.

•              Introduced clawback as an additional remuneration adjustment tool. Clawback has been introduced to enable the Board to recover deferred variable remuneration after it has vested (to the extent legally permissible) in circumstances such as serious misconduct or other conduct that may have a serious adverse impact on Westpac or its reputation, customers or people which has resulted in, or would justify, termination of employment or where otherwise required by law. Clawback will apply to variable remuneration awarded in respect of performance periods commencing on or after 1 October 2019 where conduct warranting clawback occurs after this date.

•              Improved disclosure in the Remuneration Report. The Remuneration Report provides greater transparency around the rationale for remuneration decisions, seeks to clearly demonstrate the link between performance and remuneration and provides further detail in relation to Westpac’s minimum shareholding requirement in section 5.

60	2019 Westpac Group Annual Report

Directors’ report

Other changes for 2020

In addition, the Board has selected relative TSR as the performance hurdle for the 2020 LTVR plan as it believes this measure best aligns executive remuneration outcomes with long-term shareholder value creation. In recent years, cash ROE has been used as a LTVR performance hurdle in conjunction with relative TSR. The Board considers that setting an absolute cash ROE range over a three year period has become increasingly difficult in light of current uncertainties surrounding future regulatory capital requirements and interest rates, which are at historically low levels. The Board will review the 2021 LTVR plan following the release of APRA’s final regulatory framework for remuneration.

Regulatory developments

APRA is currently consulting on changes to the regulatory framework for remuneration. The Board recently provided a submission to APRA on the proposed changes which sets out Westpac’s overall support for a stronger, clearer and more consistent set of requirements. Our submission also recommends alternatives for consideration by the regulator in relation to some material aspects of the draft changes, including in relation to the proposed maximum weighting of financial performance measures used to determine variable remuneration. If enacted, some of the proposed changes would require substantial amendment to our remuneration arrangements for executives and employees. The Board will continue to review the remuneration design in 2020 following the release of APRA’s final regulatory framework.

On behalf of the Board, I invite you to read our Remuneration Report and welcome your feedback.

Craig Dunn, Chairman

Board Remuneration Committee

In this Report

1.	Key Management Personnel	61

2.	Summary of the 2019 executive reward framework	62

3.	2019 remuneration outcomes and alignment to performance	64

4.	Further detail on the executive variable reward structure	71

5.	Remuneration governance	74

6.	Non-executive Director remuneration	76

7.	Statutory remuneration details	78

2019 Westpac Group Annual Report	61

Directors’ report

1.                                 Key Management Personnel

The remuneration of Key Management Personnel (KMP) for the Group is disclosed in the Report. In 2019, KMP comprised the CEO, Group Executives and Non-executive Directors as set out in the table below. KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

Name	Position	Term as KMP
Managing Director & Chief Executive Officer
Brian Hartzer	Managing Director & Chief Executive Officer	Full Year
Current Group Executives
Craig Bright	Chief Information Officer	Commenced in KMP role on 4 December 2018
Lyn Cobley	Chief Executive, Westpac Institutional Bank	Full Year
Peter King	Chief Financial Officer	Full Year
Rebecca Lim	Group Executive, Legal & Secretariat	Full Year
David Lindberg[1]	Chief Executive, Consumer	Full Year
Carolyn McCann	Group Executive, Customer & Corporate Relations	Full Year
David McLean	Chief Executive Officer, Westpac New Zealand	Full Year
Christine Parker	Group Executive, Human Resources	Full Year
David Stephen	Chief Risk Officer	Full Year
Gary Thursby[2]	Chief Operating Officer	Full Year
Alastair Welsh[3]	Acting Chief Executive, Business	Commenced in KMP role on 1 April 2019
Former Group Executives
Brad Cooper	Chief Executive Officer, BT Financial Group	Ceased in KMP role on 1 April 2019
Dave Curran	Chief Information Officer	Ceased in KMP role on 4 December 2018
George Frazis	Chief Executive, Consumer Bank	Ceased in KMP role on 1 April 2019
Current Non-executive Directors
Lindsay Maxsted	Chairman	Full Year
Nerida Caesar	Director	Full Year
Ewen Crouch	Director	Full Year
Alison Deans	Director	Full Year
Craig Dunn	Director	Full Year
Anita Fung	Director	Full Year
Steven Harker	Director	Commenced in KMP role on 1 March 2019
Peter Marriott	Director	Full Year
Peter Nash	Director	Full Year
Margaret Seale	Director	Commenced in KMP role on 1 March 2019
Former Non-executive Director
Peter Hawkins	Director	Retired on 12 December 2018 following the completion of the 2018 Annual General Meeting

1.           David Lindberg was the Chief Executive, Business Bank until 1 April 2019 when he was appointed as the Chief Executive, Consumer.

2.           Gary Thursby’s role and title changed from Group Executive, Strategy & Enterprise Services to Chief Operating Officer on 1 April 2019.

3.           Alastair Welsh was the General Manager, Commercial Banking until 1 April 2019 when he was appointed as the Acting Chief Executive, Business.

62	2019 Westpac Group Annual Report

Directors’ report

2.                                 Summary of the 2019 executive reward framework

The delivery of our vision and strategy is supported by our remuneration strategy, principles and frameworks.

Westpac’s vision and strategy

Westpac’s vision is to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow. Our strategy seeks to deliver on our vision by building deep and enduring customer relationships, being a leader in the community, being a place where the best people want to work and, in so doing, delivering sustainable returns for shareholders.

Remuneration strategy

Westpac’s remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long-term results for our customers and shareholders, while adhering to sound risk management and governance principles.

Remuneration principles

The remuneration strategy is underpinned by the following principles:

•               Align remuneration with customer and shareholder interests.

•               Support an appropriate risk culture and employee conduct.

•               Differentiate pay for behaviour and performance in line with our vision and strategy.

•               Provide market competitive and fair remuneration.

•               Enable recruitment and retention of talented employees.

•               Provide the ability to risk-adjust remuneration.

•               Be simple, flexible and transparent.

Executive reward components

Fixed remuneration	STVR	LTVR
Purpose
Attract and retain high quality executives through market competitive and fair remuneration.

Ensure a portion of remuneration is variable, at-risk and linked to the delivery of agreed plan targets for financial and non-financial measures that support Westpac’s strategic priorities. The STVR outcome can range from 0% to 100% of target depending on performance relative to targets agreed at the beginning of the year, or exceed 100% (up to a maximum of 150% of target) when exceptional performance is achieved.

Align executive accountability and remuneration with the long-term interests of shareholders by rewarding the delivery of sustained Group performance over the long-term.
Delivery
Comprises cash salary, salary sacrificed items and superannuation contributions.

Awarded in cash (50%) and restricted shares[1] (50%) based on an assessment of performance over the preceding year. Restricted shares vest in equal portions after one and two years following grant subject to continued service and adjustment.

Awarded in performance share rights which vest after four years subject to the achievement of relative TSR and cash ROE performance hurdles, continued service and adjustment.
Alignment to performance

Set with reference to market benchmarks in the financial services industry in Australia and globally as well as the size, responsibilities and complexity of the role, and the skills and experience of the executive.

Individual performance impacts fixed remuneration adjustments.

Performance is assessed using a balanced scorecard comprising:

•                   financial and non-financial measures linked to Westpac’s key strategic priorities; and

•                   a modifier to support the adjustment of the outcome, upwards or downwards (including to zero), for behaviour, risk and reputation matters, people management matters, and any other matters as determined by the Board.

Performance is assessed against:

•                   Relative TSR[2] (50%) which is a comparative measure of Westpac’s performance relative to peers (measured over four years); and

•                   Cash ROE[3] (50%) which aims to reward the achievement of returns above the cost of capital while generating shareholder value (measured over a three year period with an additional one year holding lock).

Alignment to shareholders

Minimum shareholding requirements equivalent to five times annual fixed remuneration excluding superannuation for the CEO and $1.2 million for Group Executives. These requirements must be satisfied within five years of appointment as the CEO or as a Group Executive.

	Half of the STVR award is deferred into equity for a period of up to two years to support alignment with shareholders over the medium term.	The LTVR is fully delivered in equity and the relative TSR and cash ROE performance hurdles are aligned to long-term shareholder returns and value creation.

1.           The Group Executive outside Australia receives deferred STVR as unhurdled share rights.

2.           For the 2020 LTVR plan, the performance hurdle will be relative TSR.

3.           Cash ROE is return on equity on a cash earnings basis. Cash earnings are not prepared in accordance with AAS and have not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings.

2019 Westpac Group Annual Report	63

Directors’ report

2.1.                       Risk

Westpac’s remuneration arrangements are designed and managed to support effective risk management, the generation of appropriate risk-based returns and the risk profile associated with our businesses which incorporate products with varying complexity and maturity profiles.

•             Remuneration outcomes: The performance of the Group and each division is reviewed and measured with reference to how risk is managed in line with Westpac’s Risk Appetite Statement and the results of this review and measurement influence remuneration outcomes. The key risks that are considered include capital, credit, market, equity, liquidity, insurance, risk culture, reputation and sustainability, conduct, operational and compliance risk and financial crime. In addition, STVR outcomes are influenced by relevant risk-related matters through the Board’s application of the scorecard modifier, which is partly informed by individual risk assessments for the CEO and each Group Executive.

•             Variable reward pool: Each year, the Board determines the size of the variable reward pool which funds outcomes across the Group. This is based on the Group’s performance for the year and an assessment of how profit should be shared between shareholders and employees while retaining sufficient capital for growth. The Group variable reward pool reflects financial performance including financial risk outcomes. A broad range of financial and non-financial risk measures and customer outcomes may also be taken into account when allocating the Group variable reward pool.

•             Mandatory risk and compliance requirements: Individuals are only eligible to receive a fixed remuneration adjustment, STVR and LTVR where an individual has satisfied minimum requirement gates which require that behaviours are in line with Westpac’s Values and Code of Conduct and that the individual has met the risk and compliance requirements for their role and business.

•             Remuneration adjustments for prior period matters: The Board may adjust all forms of unvested deferred variable reward downward, including to zero, for matters arising in a prior period if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate. Having decided that a downward adjustment is appropriate and determined the amount of any adjustment, typically the Board will first apply that adjustment against the STVR for the current performance period. In instances where an adjustment to current year STVR is insufficient or unavailable, the Board may apply the adjustment to unvested deferred variable reward. Clawback provides an additional mechanism to recover vested deferred variable reward in certain limited circumstances for awards made in respect of performance periods commencing on or after 1 October 2019. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.

2.2.                       2019 remuneration mix1

1.           Based on a fair value methodology for LTVR.

2.           Includes the Chief Risk Officer, the Group Executive, Legal & Secretariat, the Group Executive, Customer & Corporate Relations and the Chief Financial Officer.

2.3.                       Timeline of potential remuneration

64	2019 Westpac Group Annual Report

Directors’ report

3.                                      2019 remuneration outcomes and alignment to performance

3.1.                            Snapshot of 2019 remuneration outcomes

Short term variable reward

The assessment of performance against the CEO’s 2019 scorecard focus areas resulted in an outcome of 60% of target (40% of maximum) reflecting Group performance. This includes a zero outcome for non-financial risk measures in the scorecard.

Notwithstanding this assessment, the CEO recommended to the Board that he forego his STVR for this year. The Board separately considered the matter and determined that a zero STVR outcome for 2019 was appropriate to reflect accountability for poor non-financial risk and financial outcomes, as well as some poor customer outcomes, including those highlighted at the Royal Commission. The Board adjusted the CEO’s STVR award through the modifier, as outlined in section 3.5.

Westpac’s strategic priorities are cascaded from the CEO to Group Executives in combination with other relevant divisional or functional measures. STVR outcomes for Group Executives ranged from 0% to 83% of their 2019 STVR target opportunity.

The 2019 scorecard outcome for non-financial risk measures was also reduced to zero for Group Executives. In addition, downward remuneration adjustments were applied to two Group Executives and two former Group Executives in response to material risk and compliance matters impacting the Group, in some instances reducing 2019 STVR outcomes to zero.

50% of the 2019 STVR awards remain subject to continued service and adjustment over a two year period.

In addition, the Board exercised its discretion to apply downward adjustments to a portion of deferred STVR awarded in prior years for two former Group Executives.

Long term variable reward

The relative TSR and cash EPS[1] performance hurdles for the 2016 LTVR were not met and therefore no LTVR vested during 2019. The Board considered that this outcome was appropriate given the Group’s performance over the relevant period. This is the fourth consecutive year where LTVR has not vested.

The table below shows the vesting outcome for the 2016 LTVR award to the CEO and Group Executives that reached the end of its performance period in 2019.

				Performance range
	Performance hurdle	Performance start date	Test date	Threshold	Maximum	Outcome	% Vested	% Lapsed
	TSR 50% of award	1-Oct-15	1-Oct-19	Equal to composite TSR index	Exceeds composite TSR index by 21.55 (i.e. 5% CAGR2)	Westpac: 14.508 Index: 17.549	0	100

	EPS 50% of award	1-Oct-15	1-Oct-18[3]	4.0% CAGR	6.0% CAGR	(1.6%) CAGR	0	100

1.           Cash EPS is cash earnings per share. Cash earnings are not prepared in accordance with AAS and have not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings.

2.           Compound annual growth rate.

3.           The cash EPS hurdled performance share rights reached the end of their performance period on 30 September 2018 and were subject to an additional one year holding lock through to 30 September 2019.

3.2.                         Group performance

The table below summarises the key performance indicators for the Group and variable reward outcomes over the last five years.

		Years ended 30 September
	2019	2018	2017	2016	2015
CEO STVR award (% of target)	0%	77.50%	111%	97%	108%
Average Group Executive STVR (% of target)	56%	87%	109%	95%	106%
LTVR award (% vested)	0%	0%	0%	0%	36%
Cash earnings[1] ($m)	6,849	8,065	8,062	7,822	7,820
Statutory earnings ($m)	6,784	8,095	7,990	7,445	8,012
Economic profit[2] ($m)	1,619	3,444	3,774	3,774	4,418
Cash ROE	10.75%	13.00%	13.77%	13.99%	15.84%
TSR – three years	15.33%	8.27%	11.79%	15.24%	62.30%
TSR – five years	14.58%	25.67%	81.32%	100.72%	92.78%
Dividends per Westpac share (cents)	174	188	188	188	187
Cash earnings per Westpac share	$1.98	$2.36	$2.40	$2.35	$2.48
Share price – high	$30.05	$33.68	$35.39	$33.74	$40.07
Share price – low	$23.30	$27.24	$28.92	$27.57	$29.10
Share price – close	$29.64	$27.93	$31.92	$29.51	$29.70

1.           Cash earnings are not prepared in accordance with AAS and have not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings.

2.           Economic profit is derived from cash earnings.

2019 Westpac Group Annual Report	65

Directors’ report

Return on equity and LTVR vesting (2015 to 2019)

Total shareholder return (from 1 October 2014)

Cash earnings and CEO STVR award (2015 to 2019)

66	2019 Westpac Group Annual Report

Directors’ report

3.3.                         Total realised remuneration – Chief Executive Officer and Group Executives (unaudited)

The charts below summarise the actual remuneration paid and the equity vested1 to the CEO and Group Executives relative to the maximum remuneration that could have been received in 2019 and 2018, including:

•              fixed remuneration earned during the year;

•              cash STVR awarded in respect of the year;

•              deferred STVR awarded in prior years that vested during the year; and

•              LTVR awarded in prior years that vested during the year.

The charts below also reference the maximum value of remuneration foregone in 2019, including cash STVR not awarded in respect of the year (based on the maximum STVR opportunity) and deferred STVR and LTVR awarded in prior years that was forfeited, adjusted or lapsed during the year.

The value of deferred STVR and LTVR is based on the number of restricted shares or share rights multiplied by the five day volume weighted average share price (VWAP) up to and including the date of vesting. The value of equity differs from the disclosure in section 7.

Total realised remuneration ($’000)

Fixed remuneration	Cash STVR payment	Vesting of prior year deferred STVR awards

Vesting of prior year LTVR awards	2019 maximum realisable remuneration

1.           Equity that vested on 1 October 2019 is included in the 2019 figures. Equity that vested on 1 October 2018 is included in the 2018 figures.

2.           The information relates to the period the individual was a KMP. Refer to section 1 for further details.

2019 Westpac Group Annual Report	67

Directors’ report

0
1,000
2,000
3,000
4,000
5,000
2019 Total Remuneration
Carolyn McCann Group Executive, Customer & Corporate Relations
2019
740
195
260
Realised: 1,195
Foregone (max): 703
2018
213
75
202
David McLean Chief Executive Officer, Westpac New Zealand
2019
1,029
427
538
Realised: 1,994
Foregone (max): 2,275
2018
901
498
370
Christine Parker Group Executive, Human Resources
2019
884
315
501
Realised: 1,700
Foregone (max): 2,165
2018
884
428
422
David Stephen Chief Risk Officer
2019
1,800
466
Realised: 2,266
Foregone (max): 547
Gary Thursby Chief Operating Officer
2019
900
315
467
Realised: 1,682
Foregone (max): 1,082
2018
840
396
369
Alastair Welsh[2] Acting Chief Executive, Business
2019
402
135
Realised: 537
Foregone (max): 165
Former Group Executives
Brad Cooper[2] Chief Executive Officer, BT Financial Group
2019
553
615
Realised: 1,168
Foregone (max): 3,127
2018
1,103
400
666
Dave Curran[2] Chief Information Officer
2019
190
571
Realised: 761
Foregone (max): 2,156
2018
1,054
485
445
George Frazis[2] Chief Executive, Consumer Bank
2019
577
701
Realised: 1,278
Foregone (max): 3,006
2018
1,150
480
735

3.4.                         Other payments made and equity vested during 2019

Craig Bright had 39,827 restricted shares granted under the Restricted Share Plan which vested in August 2019. David Stephen had 15,727 restricted shares granted under the Restricted Share Plan which vested in March 2019. The restricted shares were allocated in respect of equity forfeited from their previous employers on joining Westpac. In addition, Craig Bright received a one-off cash payment of $1,050,000 in lieu of variable reward forfeited from his previous employer on joining Westpac.

68	2019 Westpac Group Annual Report

Directors’ report

3.5.                         2019 CEO and Group Executive short term variable reward outcomes

2019 CEO short term variable reward scorecard

The graphic below illustrates the CEO’s 2019 scorecard outcomes reflecting Group and individual performance.

 Target  Maximum  Outcome

Group financial performance (40%)

Primary measures of performance include cash earnings and cash ROE against plan, having regard to cost and margin outcomes.

•                   Cash earnings were $6,849 million, down $1,216 million (or 15%) compared to 2018 and 81% of the target of $8,411 million, resulting in a zero outcome for the cash earnings score. Group financial performance was negatively impacted by increased lending and deposit competition, economy wide slowing of credit growth and higher regulatory and compliance costs.

•                   Cash earnings were also impacted by provisions for estimated customer refunds, payments, associated costs, and litigation, as well as costs associated with the restructuring of the Wealth business. Excluding the impact of these items, Westpac’s cash earnings were $7,979 million, down $367 million (or 4%) compared to 2018.

•                   Impairment charges were slightly lower as asset quality remained sound. Excluding the items outlined above, expenses were a little lower, down $16m on 2018, and margin compression was limited to 4bps with the Group margin (excluding Treasury & Markets) of 2.08%, resulting in a positive outcome for this focus area of the scorecard.

•                   Delivered cash ROE of 10.75%, which is down from 13.00% in 2018 and lower than the 13.15% target, resulting in a zero outcome for the cash ROE score.

21% of target Weighted outcome: 8% of target (6% of maximum)

Risk management (15%)

Financial risk management:

Performance measurement is based on operating performance relative to Westpac’s Risk Appetite Statement as measured by Capital, Funding and Liquidity Management and Credit Quality.

•                   Our common equity tier 1 ratio was 10.67%, Net Stable Funding Ratio was 112% and the Liquidity Coverage Ratio was 127%.

•                   Maintained sound credit quality across the portfolio, with ratio of stressed assets to total committed exposures at 1.20%.

Non-financial risk management:

Performance measurement is based on operating performance relative to Westpac’s Risk Appetite Statement, improvements to the control environment and audit and compliance issue resolution.

•                   Increased investment to improve non-financial risk management capability over the year including through targeted hiring in critical roles.

•                   Notwithstanding this improvement, progress in resolving risk and compliance matters fell short of our expectations.

•                   Ongoing significant focus on resolving and remediating compliance, regulatory and customer issues, including enhancing risk management of sales practices, product design and maintenance and financial crime systems and processes.

Financial 87% of target Non-financial 0% of target Weighted outcome (combined): 7% of target (4% of maximum)

Customer outcomes (20%)

Primary measures of performance include net promoter scores (NPS) and complaints handling.

•                   Improved service quality for our customers resulting in solid customer growth and an improvement in NPS. The Business division achieved its target to maintain the Number 1 ranking on both Customer Satisfaction and NPS having widened the gap to Number 2. The Consumer division narrowed the gap to Number 1 on NPS and maintained the Number 2 ranking for the majority of the year.

•                   Improved how we manage complaints across the Group, through rollout of Group- wide Complaints Management Framework, refreshed training, simplified internal processes, detailed root cause analysis and dedicated support for vulnerable customers. This resulted in a 46% reduction in the average time taken to resolve issues for customers (which exceeded the 10% target) and the closure of over 1,100 long dated complaints.

99% of target Weighted outcome: 20% of target (13% of maximum)

2019 Westpac Group Annual Report	69

Directors’ report

Customer service transformation (15%)

Primary measures of performance include delivery of strategic initiatives.

•      Delivered customer benefits and improved strategic capability through progress in relation to Service Revolution Transformation milestones, including the Customer Service Hub and Panorama.

•      Significant investment in technology simplification and foundational platforms improving stability, functionality and efficiency of the technology environment.

•      Number of digitally active consumers up 4% and an increase in digital sales in the Consumer and Business divisions.

•      Achieved the target structural productivity of $405 million, a 33% uplift from 2018 and a net ~5% reduction in FTE over the year.

•      Execution of the ‘Wealth Reset’ (including the exit of advice business), helping to deliver a better and more integrated experience for customers and reducing structural costs.

100% of target Weighted outcome: 15% of target (10% of maximum)

Culture and capability (10%)

Performance is measured based on delivery of key people initiatives that further drive the organisation’s change agenda.

•      Delivered key milestones as part of our people strategy within budget and on schedule, including human capital management systems and the efficiency of the organisation’s structure, for example, reducing layers between decision makers and customers.

•      Strengthened succession planning across our talent base following the structural shifts made in the first half of the year.

•      Implemented a number of recommendations stemming from the Royal Commission and our Culture, Governance and Accountability report.

•      Employee engagement has remained stable in a challenging industry environment. Monthly spot engagement numbers have increased during the year in line with the delivery of our strategy and remediation activity.

102% of target Weighted outcome: 10% of target (7% of maximum)

Modifier and final outcome

The 2019 STVR outcome for the CEO was zero.

The CEO recommended to the Board that he forego his STVR for this year. Notwithstanding the scorecard outcome of 60% of target, the Board separately considered the matter and determined that a zero STVR outcome for 2019 for the CEO was appropriate to reflect accountability for poor non-financial risk and financial outcomes, as well as some poor customer outcomes, including those highlighted at the Royal Commission.

2019 Group Executive short term variable reward outcomes

The focus areas of the CEO scorecard are cascaded to Group Executives in combination with other relevant divisional or functional measures.

2019 STVR outcomes for Group Executives ranged from 0% to 83% of the target opportunity (or 0% to 55% of the maximum opportunity). The average 2019 STVR outcome for Group Executives was 56% of the target opportunity (or 37% of the maximum opportunity), down from 87% in 2018.

The average 2019 STVR outcome for functional Group Executives was 70% of the target opportunity. The average 2019 STVR outcome for Australia based Group Executives leading major divisions (including Consumer, Business, Westpac Institutional Bank and the former BT Financial Group) was 30% of the target opportunity.

The variability in outcomes reflects the lower weighting of financial and customer measures in scorecards for functional Group Executives in line with the nature of their roles and responsibilities.

In addition, individual and divisional performance impacted STVR outcomes, as well as the application of downward remuneration adjustments for material risk and compliance matters.

The 2019 STVR outcomes for the CEO and Group Executives are detailed in the following section.

70	2019 Westpac Group Annual Report

Directors’ report

3.6.                         Variable reward awarded in 2019 (unaudited)

The table below shows the variable reward awarded to the CEO and Group Executives in 2019, including:

•                   STVR outcomes for 20191 (including the cash and deferred equity components2); and

•                   equity granted under the 2019 LTVR plan3.

The final value of equity received by the CEO and Group Executives will depend on the share price at the time of vesting and the number of restricted shares or share rights that vest, subject to performance hurdles (where applicable), continued service and adjustment.

The value of equity differs from the disclosure in section 7 which provides the annualised accounting value for unvested equity awards prepared in accordance with the AAS.

	2019 STVR award						2019 LTVR award
Name	Target STVR opportunity	Maximum STVR opportunity	STVR award (as % of target)	STVR award (as % of maximum)	STVR outcome[2]	Maximum STVR foregone	Fair value[3]	Face value[4]
Managing Director & Chief Executive Officer
Brian Hartzer	2,686,000	4,029,000	0%	0%	0	4,029,000	2,528,000	5,616,534
Current Group Executives
Craig Bright[5]
Chief Information Officer	918,000	1,377,000	83%	55%	762,000	615,000	864,000	2,082,651
Lyn Cobley
Chief Executive,
Westpac Institutional Bank	1,122,000	1,683,000	60%	40%	677,000	1,006,000	1,056,000	2,346,148
Peter King
Chief Financial Officer	1,088,000	1,632,000	60%	40%	653,000	979,000	1,024,000	2,275,045
Rebecca Lim
Group Executive,
Legal & Secretariat	750,000	1,125,000	70%	47%	525,000	600,000	700,000	1,555,172
David Lindberg
Chief Executive,
Consumer	1,124,000	1,686,000	22%	15%	250,000	1,436,000	1,052,000	2,344,576
Carolyn McCann
Group Executive,
Customer & Corporate Relations	555,000	832,500	70%	47%	389,000	443,500	555,000	1,233,059
David McLean
Chief Executive Officer,
Westpac New Zealand	1,028,900	1,543,350	83%	55%	853,949	689,401	941,090	2,090,840
Christine Parker
Group Executive,
Human Resources	900,000	1,350,000	70%	47%	630,000	720,000	816,000	1,812,901
David Stephen
Chief Risk Officer	1,350,000	2,025,000	69%	46%	932,000	1,093,000	1,012,500	2,516,258
Gary Thursby
Chief Operating Officer	900,000	1,350,000	70%	47%	630,000	720,000	850,000	1,888,451
Alastair Welsh[5]
Acting Chief Executive, Business	400,000	600,000	68%	45%	270,000	330,000	-	-
Former Group Executives
Brad Cooper[5]
Chief Executive Officer,
BT Financial Group	800,000	1,200,000	0%	0%	0	1,200,000	1,050,000	2,332,807
Dave Curran[5,6]
Chief Information Officer	-	-	-	-	-	-	-	-
George Frazis[5]
Chief Executive, Consumer Bank	800,000	1,200,000	0%	0%	0	1,200,000	1,000,000	2,221,730
Average Group Executive STVR award (%)			56%	37%

1.           The target STVR opportunity and STVR award have been apportioned for part year KMP to reflect their time as KMP.

2.           The deferred STVR (granted as restricted shares or unhurdled share rights) is 50% of the total STVR award for the year. The number of restricted shares granted is determined by reference to the five day VWAP up to and including the day before the grant date. This is adjusted for non-payment of dividends over the vesting period for unhurdled share rights. The five day VWAP for the 2018 award was $24.86.

3.           The fair value of the performance share rights is shown as at the commencement of the performance period and is determined by an independent valuer using a Monte Carlo simulation pricing model, taking into consideration the life of the awards, the performance hurdles and likelihood of vesting, non-payment of dividends prior to vesting and appropriate discount rates. The Board Remuneration Committee caps the valuation at a maximum discount of 60% of the share price. The fair value of the 2019 award was capped at $11.12.

4.           The face value of the performance share rights is calculated by multiplying the number of performance share rights granted during the year by the five day VWAP up to and including the grant date. For the 2019 awards, the five day VWAP was $24.71 except for Craig Bright and David Stephen where the five day VWAP was $26.81 and $27.64 respectively.

5.           The information relates to the period the individual was a KMP. Refer to section 1 for further details.

6.           Dave Curran was not eligible to receive a 2019 STVR or 2019 LTVR award.

2019 Westpac Group Annual Report	71

Directors’ report

4.                                   Further detail on the executive variable reward structure

This section provides further details of the 2019 STVR and LTVR plans and changes for 2020.

4.1.                         Short term variable reward

The table below sets out the key design features of the 2019 STVR plan and changes for the 2020 STVR plan.

Short term variable reward plan
Plan structure	50% of STVR is awarded in cash and 50% is deferred into equity in the form of restricted shares (or unhurdled share rights for the Group Executive based outside Australia).
One unhurdled share right entitles the holder to one ordinary share at the time of vesting with no exercise cost.
One restricted share provides the holder with one ordinary share at no cost subject to trading restrictions until the time of vesting.
Dividends are paid on restricted shares from the grant date.
Target and maximum opportunity

The target opportunity for the CEO and Group Executives is expressed as a percentage of fixed remuneration. The target opportunity is set by the Board following recommendation from the Board Remuneration Committee which considers a range of factors including market competitiveness and the nature of the role.

	Target STVR (100% of fixed remuneration for the CEO and between 75% and 145% of fixed remuneration for Group Executives		Maximum STVR (150% of target STVR)
	0%	100%	150%

	Remuneration at-risk		Reward for exceptional performance

Westpac’s STVR is designed to award the target opportunity on delivery of agreed plan targets for financial and non-financial measures that support Westpac’s strategic priorities. It is possible for the outcome to fall below the target amount depending on performance relative to targets agreed at the beginning of the year.

There is the possibility to award up to a maximum of 150% of the STVR target in circumstances where exceptional outcomes are achieved that are also in line with the Group’s risk appetite and where an individual has acted in a manner that exemplifies the encouraged behaviours.

Performance measures

STVR awards are determined based on performance against a balanced scorecard which is designed to align with shareholder interests by setting challenging measures and seeks to ensure that our customers’ and employees’ needs are met and appropriate risk settings are maintained.

The scorecard is split into two sections:
• Focus areas: Performance is assessed against a balance of financial and non-financial metrics that are imperative to supporting the effective execution of Westpac’s strategy; and

•               Modifier: The Board and Board Remuneration Committee recognise that performance metrics may not always appropriately reflect overall performance of the Group. The modifier supports adjustment of the outcome, upwards or downwards (including to zero), for behaviour, risk and reputation matters, people management matters, and any other matters that the Board feels are not fully reflected in the focus areas.

Further information on focus areas and application of the modifier for the 2019 scorecard is provided in section 3.
Deferred STVR awards recognise past performance and are subject to continued service and adjustment.
Deferral period

50% of STVR is deferred into equity for a period of up to two years, which aligns executive remuneration with shareholder interests and acts as a retention mechanism. The deferral period also allows the Board to apply discretion to reduce deferred components where necessary.

Deferred STVR vests in equal portions one and two years after the grant date, subject to continued service and adjustment.
Delayed vesting

The Board also has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, the subject of or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law.

Remuneration adjustments for prior period matters	The Board has discretion to adjust current year STVR.

The Board may also adjust unvested deferred STVR downwards, including to zero, if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate.

The Board will typically apply the adjustment to unvested STVR where an adjustment to current year STVR is considered insufficient or unavailable.
Changes for 2020

Clawback will apply, to the extent legally permissible and practicable, to deferred STVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.

72	2019 Westpac Group Annual Report

Directors’ report

4.2.                         Long Term Variable Reward

The table below sets out the key design features of the 2019 LTVR Plan awarded in December 2018 and changes for the 2020 LTVR plan.

Long term variable reward plan
Plan structure	LTVR is awarded in performance share rights which vest after four years subject to the achievement of performance hurdles, continued service and adjustment.
	One performance share right entitles the holder to one ordinary share at the time of vesting with no exercise cost. Dividends are not accumulated on performance share rights.
Award opportunity

The value of LTVR awarded to the CEO and Group Executives is expressed as a percentage of fixed remuneration. The value of LTVR is set by the Board following recommendation from the Board Remuneration Committee which considers a range of factors including market competitiveness and the nature of the role.

The face value of the LTVR opportunity for the CEO for 2019 is 235% of fixed remuneration, and the face value of LTVR opportunities for the Group Executives (excluding acting Group Executives) range between 185% and 240% of fixed remuneration.

	Refer below for changes to apply for the 2020 LTVR award.
Allocation methodology

In 2019 and prior years, the number of performance share rights each executive received was determined by dividing the dollar value of the LTVR award by the fair value of the share right at the beginning of the performance period. This is valued by an independent valuer using a Monte Carlo simulation pricing model, taking into consideration the life of the awards, the performance hurdles and likelihood of vesting, non-payment of dividends prior to vesting and appropriate discount rates. The Board Remuneration Committee caps the valuation at a maximum discount of 60% of the share price. The value of a relative TSR hurdled performance share right may be different to the value of a cash ROE hurdled performance share right.

	Refer below for changes to apply for the 2020 LTVR award.
Performance hurdles

LTVR performance hurdles represent a balance of internal and external measures that aims to achieve long-term growth in shareholders’ value and support alignment between executive reward and shareholder interests.

	Relative Total Shareholder Return		Cash return on equity
	50% of the award		50% of the award

Relative TSR hurdled performance share rights only vest where Westpac’s TSR exceeds that of key competitors.

Relative TSR is a measure of the total return delivered to shareholders over the performance period assuming dividends are reinvested, relative to peers.

The performance hurdle measures Westpac’s TSR performance over a four year period against a composite index. The composite index is comprised of a group of 10 peers with more weight placed on the three other major Australian banks.

At the end of the performance period, TSR performance of each index company is multiplied by its index weighting, and the total of the 10 scores determines the composite TSR index.

50% will vest if Westpac’s TSR performance equals the composite TSR index. For 100% to vest, Westpac’s TSR outcome must exceed the index by 21.55 (i.e. 5% compound annual growth over the four year performance period) as illustrated below.

The performance hurdle measures the average cash return on average ordinary equity over a three year performance period (with an additional one year holding lock).

The performance hurdle aims to reward the achievement of returns above Westpac’s cost of capital while generating shareholder value and improving how efficiently the Group uses capital resources within its risk appetite.

The performance period for cash ROE differs to the TSR performance period because TSR is an external measure that can be calculated on an ongoing basis whereas cash ROE is an internal measure where the hurdle reflects the time horizon of our financial forecasting.

The graph below shows the performance levels required for the cash ROE performance share rights to vest.

	Relative Total Shareholder Return vesting		Cash return on equity vesting

	The companies in the 2019 composite TSR index and their relative weightings are:
	ANZ Banking Group	16.67%	Bendigo and Adelaide Bank	7.14%
	Commonwealth Bank	16.67%	Challenger	7.14%
	National Australia Bank	16.67%	Macquarie Group	7.14%
	AMP	7.14%	Perpetual	7.14%
	Bank of Queensland	7.14%	Suncorp Group	7.14%
	Refer below for changes to apply for the 2020 LTVR award.

2019 Westpac Group Annual Report	73

Directors’ report

Long term variable reward plan
	Assessment of performance outcomes	Relative Total Shareholder Return	Cash return on equity

The relative TSR result is calculated independently to ensure objectivity and external validation before being provided to the Board to determine the vesting outcome.

The Board may exercise discretion in determining the final vesting outcome, for example where relative TSR performance hurdles have been met but the absolute TSR outcome is negative.

Performance share rights subject to relative TSR performance will be tested against the performance hurdle on 30 September 2022.

The cash ROE outcome is determined by the Board based on cash ROE disclosed in the Group’s results over the performance period.

The Board may exercise discretion in determining the final vesting outcome.

Performance share rights subject to cash ROE performance will be tested against the performance hurdle on 30 September 2021 and will be subject to an additional one year holding lock through to 30 September 2022.

	No re-testing	There is no re-testing. Awards that have not vested after the measurement period lapse immediately.
Early vesting

Unvested awards may vest before a test date if the executive is no longer employed by the Group due to death or disability (subject to law). In these cases, vesting is generally not subject to the performance hurdles being met.

Delayed vesting

The Board also has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, the subject of or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law.

	Treatment of awards on cessation of employment	The Board has the discretion to determine the treatment of unvested performance share rights where the CEO or a Group Executive resigns, retires or otherwise leaves the Group before vesting occurs.
The Board may choose to accelerate the vesting of performance share rights or leave the awards on foot for the remainder of the performance period.
In exercising its discretion, the Board will consider relevant circumstances including those relating to the departure.

The Board also has the ability to adjust the number of performance share rights downwards (including to zero) in the event of misconduct resulting in significant financial and/or reputational impact to the Group and in other circumstances considered appropriate.

Where an executive acts fraudulently or dishonestly, or is in material breach of their obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will be forfeited unless the Board determines otherwise.

	Remuneration adjustments for prior period matters	The Board has discretion to adjust LTVR which is awarded on a prospective basis.
The Board may also adjust unvested LTVR downwards, including to zero, if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate.
The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable.
Changes for 2020

Allocation methodology: From the 2020 LTVR plan onwards, the number of performance share rights each executive receives will be determined by dividing the dollar value of the LTVR award by the face value of performance share rights. The face value is the five day VWAP up to the commencement of the performance period (which is 1 October 2019 for the 2020 LTVR grant).

Award opportunity: The Board reduced the face value of 2020 LTVR opportunities by 43% for the CEO and 23% to 25% for Group Executives (excluding acting Group Executives). When setting LTVR opportunities for the CEO and Group Executives, the Board took into account that no dividends are payable on LTVR performance share rights, the minimum variable remuneration deferrals required by Banking Executive Accountability Regime (BEAR) and the overall market positioning of the executives’ remuneration (including adjusting from a fair value to face value allocation methodology). The face value of the 2020 LTVR opportunity for the CEO is 133% of fixed remuneration, and the 2020 LTVR opportunities for Group Executives (excluding acting Group Executives) range between 140% and 180% of fixed remuneration. The Board intends the same percentages of fixed remuneration to apply to the determination of LTVR grants at face value in future years, subject to market benchmarking and any changes that may flow from the release of APRA’s final regulatory framework for remuneration.

Performance hurdle: Relative TSR has been selected as the performance hurdle for the 2020 LTVR plan as the Board believes this measure best aligns executive remuneration outcomes with long-term shareholder value creation. The Board considers that setting an absolute cash ROE range over a three year period has become increasingly difficult in light of current uncertainties surrounding future regulatory capital requirements and interest rates, which are at historically low levels. The Board will review the 2021 LTVR plan following the release of APRA’s final regulatory framework for remuneration.

Clawback: Clawback will apply, to the extent legally permissible and practicable, to LTVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.

The table below details other LTVR awards currently on foot.

	Vesting date	Performance hurdles	Further detail
2017 LTVR award	30 September 2020	• Relative TSR performance against a weighted composite index of comparator companies (50%)	Refer to the 2017 Annual Report
• Average cash ROE performance (50%)
2018 LTVR award	30 September 2021	• Relative TSR performance against a weighted composite index of comparator companies (50%)	Refer to the 2018 Annual Report
• Average cash ROE performance (50%)

74	2019 Westpac Group Annual Report

Directors’ report

5.                                   Remuneration governance

5.1.                         Remuneration policy and governance oversight

Westpac’s remuneration policy sets out the mandatory requirements to be reflected in the design and management of remuneration arrangements across Westpac.

The policy supports Westpac’s vision by requiring the design and management of remuneration to align with stakeholder interests, support long-term financial soundness and encourage prudent risk management.

The policy is supported by an established governance structure, plans and frameworks, that are designed to support remuneration decision-making across the Group.

Board

The Board provides strategic guidance for the Group and has oversight of management. The Board has overall accountability for reviewing and approving executive remuneration as well as Non-executive Director Board and Committee fees (subject to the Board fee pool approved by shareholders).

Without limiting its role, the Board approves (following recommendation from the Board Remuneration Committee) performance targets for the CEO, the size of variable reward pools, remuneration (including variable reward targets and performance outcomes) for the CEO, Group Executives, any other accountable persons under the BEAR, other persons whose activities in the Board’s opinion affect the financial soundness of the Group, any other person specified by APRA and any other person the Board determines.

The Board has the discretion to defer, adjust or withdraw aggregate and individual variable reward.

Further detail is contained in the Board and Committee Charters which are available on Westpac’s website.

Board Remuneration Committee

The Board Remuneration Committee assists the Board to fulfil its remuneration responsibilities to shareholders by monitoring the remuneration policies and practices of the Group and their effectiveness, external remuneration practices, market expectations and regulatory requirements in Australia and globally. The Board Remuneration Committee reviews and makes recommendations to the Board in relation to the individual remuneration levels of individuals outlined above, STVR and LTVR plans and outcomes for the Group Executives and any other Accountable Persons under the BEAR as well as performance goals and objectives relevant to the remuneration of the CEO and any and all equity based plans.

In carrying out its duties, the Board Remuneration Committee accesses risk and financial control personnel and engages external advisers who are independent of management.

Members of the Board Remuneration Committee are independent Non-executive Directors.

Further detail is contained in the Board Remuneration Committee Charter which is available on Westpac’s website.

Interaction with other Board Committees	Management remuneration oversight committees

The Chairman of the Board Risk & Compliance Committee is also a member of the Board Remuneration Committee. Members of the Board Remuneration Committee are all members of the Board Risk & Compliance Committee. The cross membership of both Committees supports alignment between risk and reward.

The Board Remuneration Committee seeks feedback from and considers matters raised by the Board Risk & Compliance Committee and Board Audit Committee with respect to remuneration outcomes, adjustments to remuneration in light of relevant matters and alignment of remuneration with the risk management framework.

Divisional remuneration oversight committees consider areas of risk within the divisions and consider potential implications for remuneration. These committees report to the Group Remuneration Oversight Committee which in turn considers consistency of remuneration across the Group and provides information to the Board Remuneration Committee and Board for review and decision-making as appropriate.

During the financial year, remuneration governance arrangements were reviewed and changes were made to the Terms of Reference for the Group Remuneration Oversight Committee. This included an added responsibility for the Group Remuneration Oversight Committee to review the design and implementation of remuneration systems for front line staff, annually, in line with Recommendation 5.4 from the Royal Commission.

Remuneration consultants

In 2019, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other remuneration matters. The services were provided directly to the Board Remuneration Committee independent of management. The Chairman of the Board Remuneration Committee oversees the engagement and associated costs. Work undertaken by Guerdon Associates during 2019 included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration.

In 2019, no remuneration recommendations, as prescribed under the Corporations Act, were made by Guerdon Associates.

2019 Westpac Group Annual Report	75

Directors’ report

5.2.                         Executive minimum shareholding requirements and current compliance

The CEO and Group Executives are required to build and maintain a significant Westpac shareholding within five years of their appointment to strengthen alignment with shareholder interests.

At 30 September 2019, the CEO and all Group Executives comply with the requirement. The table below sets out the minimum shareholding requirement for the CEO and Group Executives.

Minimum shareholding requirement
Chief Executive Officer	Five times annual fixed remuneration excluding superannuation, equivalent to $12.26 million
Group Executives	Equivalent to $1.2 million

The multiple for the CEO’s shareholding requirement is higher than that of his peers and reflects Westpac’s approach to calculating the minimum shareholding requirement.

Since 2006, the following has been included for the purpose of calculating the minimum shareholding requirement:

•              shares held outright in the individual’s name either solely or jointly with another person;

•              shares held in an employee share plan (including deferred STVR); and

•              50% of any unvested performance share rights (including LTVR).

The assessment approach has included shares held in a family trust or self-managed super fund since 2012.

The minimum shareholding requirement will be reviewed in 2020 following the release of APRA’s final regulatory framework for remuneration.

5.3.                         Hedging policy

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

The table below details the key terms including termination provisions of the employment agreements for the CEO and Group Executives in 2019.

Term	Who	Conditions
Duration of agreement	CEO and Group Executives	• Ongoing until notice given by either party
Notice (by the executive or the Group) to terminate employment	CEO and Group Executives	• 12 months[1]
Termination payments on termination without cause[2]	CEO and Group Executives	• Deferred STVR and LTVR awards vest according to the applicable equity plan rules
Termination for cause	CEO and Group Executives (excluding	• Immediately for misconduct
	Brad Cooper)	• 3 months’ notice for poor performance
	Brad Cooper[3]	• Immediately for misconduct
• Contractual notice period for poor performance
Post-employment restraints	CEO and Group Executives	• 12 month non-solicitation restraint

1.           Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

2.           The maximum liability for termination benefits for the CEO and Group Executives at 30 September 2019 was $16.0 million (2018: $14.1 million).

3.           Brad Cooper ceased in his KMP role as the Chief Executive Officer, BT Financial Group on 1 April 2019.

76	2019 Westpac Group Annual Report

Directors’ report

6.                                   Non-executive Director remuneration

6.1.                         Structure and policy

Westpac’s Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and provide appropriate remuneration for their time and expertise.

Non-executive Director fees are not related to Westpac’s results. All fees are paid in cash and no discretionary payments are made for performance. Non-executive Directors are required to build and maintain a minimum shareholding to align their interests with those of shareholders (refer to section 6.4 for further details).

The table below sets out the components of Non-executive Director remuneration.

Non-executive Director remuneration
Base fee	Relates to service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including for Board Committees.
Committee fees	Additional fees are paid to Non-executive Directors (other than the Board Chairman) for chairing or participating in Board Committees other than the Board Nominations Committee.
Employer superannuation contributions	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Relates to service on Subsidiary Boards and Advisory Boards and are paid by the relevant subsidiary.

6.2.                         Non-executive Director remuneration in 2019

The base fees payable to the Chairman and other Non-executive Directors were reduced by 20% for 2019 as a one-off measure. The reduction was applied to all current Non-executive Directors in recognition of the collective accountability as the Board of Westpac for customer outcomes highlighted by the Royal Commission, shareholder sentiment leading to the first strike at the 2018 Annual General Meeting and significant non-financial risk matters. In addition, the Board Risk & Compliance Committee Chairman fee was increased from $70,400 to $90,000 effective 1 October 2018 to reflect the significant increase in the workload of the Committee Chairman. The table below sets out the annual Board and standing Committee fees and the changes for 2019.

The Non-executive Director fee pool of $4.5 million per annum was approved by shareholders at the 2008 Annual General Meeting. For 2019, $3.11 million (69%) of the fee pool was used. The fee pool includes employer superannuation contributions.

Base and Committee fees	Annual fee $	Changes for 2019
Chairman	810,000	One-off reduction of $162,000 to $648,000
Other Non-executive Directors	225,000	One-off reduction of $45,000 to $180,000
Committee Chairman fees
Board Audit Committee	70,400	No change
Board Risk & Compliance Committee	90,000	Fee increase to $90,000 (from $70,400) effective 1 October 2018
Board Remuneration Committee	63,800	No change
Board Technology Committee	35,200	No change
Committee membership fees
Board Audit Committee	32,000	No change
Board Risk & Compliance Committee	32,000	No change
Board Remuneration Committee	29,000	No change
Board Technology Committee	20,000	No change

Subsidiary Board and Advisory Board fees

During the reporting period, additional fees of $7,241 were paid to Peter Hawkins as a member of the Westpac Group Victoria Advisory Board (formerly Bank of Melbourne Advisory Board) (during the period in which he was a KMP) and additional fees of $83,146 were paid to Anita Fung as a member of the Westpac Asia Advisory Board.

2019 Westpac Group Annual Report	77

Directors’ report

6.3.                         Changes to Board and Committee composition

The table below outlines the changes that were made to the Board and Committee composition during the year ended 30 September 2019.

Name of Non-executive Director	Change in position	Effective date
Anita Fung	• Appointed Non-executive Director • Appointed member of the Board Risk & Compliance Committee	1 October 2018
Peter Hawkins	• Retired from the Board	12 December 2018 following the completion of the 2018 Annual General Meeting
Ewen Crouch	• Appointed member of the Board Audit Committee	1 January 2019
Steven Harker	• Appointed Non-executive Director • Appointed member of the Board Risk & Compliance Committee	1 March 2019
Margaret Seale	• Appointed Non-executive Director • Appointed member of the Board Risk & Compliance Committee	1 March 2019

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

At 30 September 2019, all Non-executive Directors comply with the requirement.

78	2019 Westpac Group Annual Report

Directors’ report

7.                                      Statutory remuneration details

7.1.                            Details of Non-executive Director remuneration

The table below details Non-executive Director remuneration.

	Short-term benefits			Post-employment benefits
	Westpac Banking Corporation Board fees[1]	Subsidiary and Advisory Board fees	Non- monetary benefits[3]	Superannuation	Total
Name	$	$	$	$	$
Current Non-executive Directors
Lindsay Maxsted, Chairman
2019	648,000	-	-	20,658	668,658
2018	810,000	-	-	20,181	830,181
Nerida Caesar
2019	232,000	-	-	20,658	252,658
2018	277,000	-	-	20,181	297,181
Ewen Crouch
2019	323,000	-	-	20,658	343,658
2018	324,400	-	-	20,181	344,581
Alison Deans
2019	276,200	-	-	20,658	296,858
2018	312,965	-	-	20,181	333,146
Craig Dunn
2019	275,800	-	-	20,658	296,458
2018	320,800	-	-	20,181	340,981
Anita Fung
2019	212,000	83,146	6,300	20,658	322,104
2018	---------------------------------- Not a KMP in 2018----------------------------------
Steven Harker[2]
2019	123,667	-	-	11,972	135,639
2018	---------------------------------- Not a KMP in 2018----------------------------------
Peter Marriott
2019	302,400	-	-	20,658	323,058
2018	347,400	-	-	20,181	367,581
Peter Nash
2019	244,000	-	-	20,658	264,658
2018	164,690	-	-	11,744	176,434
Margaret Seale[2]
2019	123,667	-	-	11,972	135,639
2018	---------------------------------- Not a KMP in 2018----------------------------------
Former Non-executive Director
Peter Hawkins[2]
2019	64,375	7,241	-	4,248	75,864
2018	311,832	35,000	-	20,103	366,935
Total fees
2019	2,825,109	90,387	6,300	193,456	3,115,252
2018	2,869,088	35,000	-	152,931	3,057,020

1.                Includes fees paid to the Chairman and members of Board Committees.

2.                The information relates to the period the individual was a KMP. Refer to section 1 for further details.

3.                Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax (FBT), where applicable) and include provision of taxation advice.

2019 Westpac Group Annual Report	79

Directors’ report

7.2.                            Remuneration details – Chief Executive Officer and Group Executives

The table below sets out details of remuneration for the CEO and Group Executives calculated in accordance with the AAS.

					Post-	Other
					employment	long-term
	Short-term benefits				benefits	benefits	Share-based payments
		Cash	Non-	Other		Long
	Fixed	STVR	monetary	short-term	Superannuation	service	Restricted	Share
	remuneration[1]	award[2]	benefits[3]	benefits[4]	benefits[5]	leave	shares[6]	rights[7,8]	Total[9]
	$	$	$	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Brian Hartzer
2019	2,608,424	-	21,966	-	44,320	40,660	1,169,581	1,168,040	5,052,991
2018	2,730,714	1,040,825	20,618	-	42,235	40,697	1,449,964	1,247,127	6,572,180
Current Group Executives
Craig Bright, Chief Information Officer[10,11]
2019	1,022,829	381,000	309,495	1,050,000	23,818	15,137	2,075,911	170,797	5,048,987
2018	---------------------------------------------------------------------- Not a KMP in 2018 ----------------------------------------------------------------------
Lyn Cobley, Chief Executive, Westpac Institutional Bank
2019	1,108,830	338,500	4,948	-	30,611	16,995	516,242	508,437	2,524,563
2018	1,085,585	465,500	4,039	-	29,993	17,000	749,930	394,975	2,747,022
Peter King, Chief Financial Officer
2019	1,222,006	326,500	4,238	-	36,803	19,492	549,189	483,692	2,641,920
2018	1,232,059	517,000	2,924	-	34,957	90,204	597,487	512,401	2,987,032
Rebecca Lim, Group Executive, Legal & Secretariat
2019	950,128	262,500	4,981	-	31,718	14,390	422,793	260,108	1,946,618
2018	903,728	356,500	2,924	-	29,912	55,507	512,169	348,768	2,209,508
David Lindberg, Chief Executive, Consumer
2019	1,129,075	125,000	6,592	-	30,434	23,822	470,092	475,368	2,260,383
2018	1,049,010	440,500	4,014	-	28,365	25,006	518,657	435,208	2,500,760
Carolyn McCann, Group Executive, Customer & Corporate Relations
2019	731,367	194,500	4,828	-	21,579	11,198	445,723	186,563	1,595,758
2018	241,365	74,500	1,915	-	5,579	12,665	144,344	25,395	505,763
David McLean, Chief Executive Officer, Westpac New Zealand
2019	861,551	426,975	1,194	-	87,710	-	-	907,580	2,285,010
2018	849,488	498,439	55,885	-	81,444	-	-	785,206	2,270,462
Christine Parker, Group Executive, Human Resources
2019	875,430	315,000	3,123	-	27,420	(33,023)	456,373	384,005	2,028,328
2018	865,802	427,500	2,924	-	26,848	(8,854)	500,697	399,535	2,214,452
David Stephen, Chief Risk Officer
2019	1,816,090	466,000	263,844	-	25,900	27,265	2,023,326	732,611	5,355,036
2018	---------------------------------------------------------------------- Not a KMP in 2018 ----------------------------------------------------------------------
Gary Thursby, Chief Operating Officer
2019	881,655	315,000	3,123	-	29,605	23,294	423,765	306,672	1,983,114
2018	794,889	395,500	2,924	-	28,616	12,693	453,951	344,305	2,032,878
Alastair Welsh, Acting Chief Executive, Business[10]
2019	369,151	135,000	438	-	11,861	6,557	207,066	13,321	743,394
2018	---------------------------------------------------------------------- Not a KMP in 2018 ----------------------------------------------------------------------
Former Group Executives
Brad Cooper, Chief Executive Officer, BT Financial Group[10,12,14]
2019	1,553,160	-	27,860	-	95,640	14,402	608,215	1,826,972	4,126,249
2018	1,136,073	400,000	17,861	-	29,366	16,700	778,096	538,531	2,916,627
Dave Curran, Chief Information Officer[10,14,15]
2019	173,917	-	1,115	36,475	6,019	(45,839)	140,129	1,309,046	1,620,862
2018	1,021,322	485,000	2,924	-	28,806	20,703	531,367	480,835	2,570,957
George Frazis, Chief Executive, Consumer Bank[10,13,14]
2019	557,789	-	28,279	522,509	15,989	(97,778)	709,940	1,739,923	3,476,651
2018	1,109,913	480,000	16,771	-	38,132	17,425	858,110	489,032	3,009,383

80	2019 Westpac Group Annual Report

Directors’ report

1.                Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking and associated FBT) and an accrual for annual leave entitlements.

2.                2019 STVR awards reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2019. STVR awards are paid in December.

3.                Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, bank funded car parking, relocation costs, living away from home expenses and allowances. In the 2018 and 2017 Remuneration Reports, non-monetary benefits were understated and 2018 values for two individuals have been amended in the table above. For 2017, a total of $27,694 was understated reflecting additional car parking benefits.

4.                Includes payments on cessation of employment or other contracted amounts.

5.                The CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.

6.                The value of restricted shares is amortised over the applicable vesting period and the amount shown is the amortisation relating to 2019 (and 2018 for comparison). The restricted shares held by Craig Bright and David Stephen represent an allocation made in substitution for forgone unvested equity on joining the Westpac Group. The restricted shares replicate the vesting periods of the equity forgone.

7.                Equity-settled remuneration is based on the amortisation over the vesting period (normally one, two or four years) of the fair value at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2019. Details of prior year grants are disclosed in previous Annual Reports. The 2019 value for David McLean includes 53% attributed to deferred STVR awards. The 2019 value for David Stephen includes an allocation of hurdled share rights made in substitution for unvested equity foregone on joining the Westpac Group, and is subject to Westpac’s 2018 LTVR performance hurdles and vesting criteria.

8.                The expensed value of the 2017 LTVR cash ROE hurdled performance share rights has been reduced to zero. The expensed value of the 2018 and 2019 LTVR cash ROE hurdled performance share rights have been reduced by 50%. This reflects the current assessment of the probability of vesting.

9.                The percentage of the total remuneration which is performance-related (i.e. cash STVR award plus share-based payments) was: Brian Hartzer 46%, Craig Bright 52%, Lyn Cobley 54%, Peter King 51%, Rebecca Lim 49%, David Lindberg 47%, Carolyn McCann 52%, David McLean 58%, Christine Parker 57%, David Stephen 60%, Gary Thursby 53%, Alastair Welsh 48%, Brad Cooper 59%, Dave Curran 89% and George Frazis 70%. The percentage of total remuneration delivered in the form of options (including share rights) was: Brian Hartzer 23%, Craig Bright 3%, Lyn Cobley 20%, Peter King 18%, Rebecca Lim 13%, David Lindberg 21%, Carolyn McCann 12%, David McLean 40%, Christine Parker 19%, David Stephen 14%, Gary Thursby 15%, Alastair Welsh 2%, Brad Cooper 44%, Dave Curran 81% and George Frazis 50%.

10.           The information relates to the period the individual was a KMP. Refer to section 1 for further details.

11.           Craig Bright received a one-off cash payment of $1,050,000 in lieu of variable reward forfeited from his previous employer on joining the Westpac Group.

12.           The information relates to Brad Cooper’s KMP role. This includes payments made or to be made during his 12 month notice period from 1 August 2019 to 31 July 2020, where Brad continues to receive fixed remuneration and superannuation. From 1 April 2019 to 31 July 2019, Brad acted as an advisor to the Group and received fixed remuneration of $371,730 (including superannuation), which has been excluded from the table on the basis that it did not relate to his KMP role.

13.           The information relates to George Frazis’ KMP role. From 1 April 2019 to 31 August 2019, George acted as an advisor to the Group and received fixed remuneration of $480,709 (including superannuation), which has been excluded from the table on the basis that it did not relate to his KMP role. The value of other short-term benefits relates to payments on cessation of employment, including 4 months’ pay in lieu of notice ($383,333) and annual leave and long service leave entitlements ($139,176).

14.           The share based payment values for Brad Cooper, Dave Curran and George Frazis reflect the accruals for all unvested equity up to the end of each performance period. For example, the 2019 LTVR will include the accrual for four years until the vesting date in lieu of a single year accrual value for 2018. While the full value is being accrued for all unvested equity, the awards may or may not vest subject to the relevant performance hurdles.

15.           Dave Curran was not eligible to receive a 2019 STVR or 2019 LTVR award.

2019 Westpac Group Annual Report	81

Directors’ report

7.3.                            Movement in equity-settled instruments during the year

The table shows the movements in the number and value of equity instruments for the CEO and Group Executives under the relevant plan during 2019.

Name	Type of equity-based instrument	Number granted[1]	Number vested[2]	Number exercised[3]	Value granted[4] $	Value exercised[5] $	Value forfeited or lapsed[5] $
Managing Director & Chief Executive Officer
Brian Hartzer	CEO Performance share rights	227,338	-	-	3,350,962	-	3,176,443
	Performance share rights	-	-	-	-	-	910,932
	Shares under the CEO Restricted Share Plan	41,867	43,914	-	1,034,352	-	-
Current Group Executives
Craig Bright[6]	Performance share rights	77,696	-	-	1,224,953	-	-
	Shares under Restricted Share Plan	132,151	39,827	-	3,542,324	-	-
Lyn Cobley	Performance share rights	94,964	-	-	1,399,769	-	-
	Shares under Restricted Share Plan	18,724	17,817	-	462,589	-	-
Peter King	Performance share rights	92,086	-	-	1,357,348	-	1,749,043
	Shares under Restricted Share Plan	20,796	18,234	-	513,779	-	-
Rebecca Lim	Performance share rights	62,948	-	-	927,854	-	367,504
	Shares under Restricted Share Plan	14,340	17,343	-	354,279	-	-
David Lindberg	Performance share rights	94,602	-	-	1,398,440	-	784,008
	Shares under Restricted Share Plan	17,719	15,875	-	437,760	-	-
Carolyn McCann	Performance share rights	49,910	-	-	735,673	-	376,943
	Shares under Restricted Share Plan	9,818	10,541	-	242,560	-	-
David McLean	Performance share rights	84,630	-	-	1,247,446	-	948,126
	Unhurdled share rights	22,059	13,351	-	502,783	-	-
Christine Parker	Performance share rights	73,380	-	-	1,081,621	-	1,413,548
	Shares under Restricted Share Plan	17,196	15,210	-	424,838	-	-
David Stephen	Performance share rights	278,698	-	-	4,461,892	-	-
	Shares under Restricted Share Plan	135,929	15,727	-	3,644,447	-	-
Gary Thursby	Performance share rights	76,438	-	-	1,126,696	-	452,315
	Shares under Restricted Share Plan	15,909	13,296	-	393,042	-	-
Alastair Welsh[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	4,223	-	-	116,704	-	-
Former Group Executive
Brad Cooper[6]	Performance share rights	94,424	-	-	1,391,810	-	1,978,989
	Shares under Restricted Share Plan	16,090	24,004	-	397,514	-	-
Dave Curran[6]	Performance share rights	-	-	-	-	-	1,688,745
	Shares under Restricted Share Plan	-	16,038	-	-	-	-
George Frazis[6]	Performance share rights	89,928	-	-	1,325,539	-	1,548,156
	Shares under Restricted Share Plan	19,308	26,518	-	477,017	-	-

1.                No performance options were granted in 2019. Deferred STVR awards in the form of restricted shares or unhurdled share rights (for David McLean based in New Zealand) are awarded in December. David McLean’s unhurdled share rights were granted on 19 December 2018 at a fair value of $23.37 (unhurdled share rights which vested on 1 October 2019) and $21.88 (unhurdled rights vesting on 1 October 2020).

2.                No hurdled share rights granted in 2014 vested in October 2018 when assessed against the relative TSR and cash EPS performance hurdles.

3.                Vested options and share rights that were awarded prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. Vested share rights awarded between October 2009 and July 2015 are automatically exercised at vesting. Vested share rights granted after July 2015 may be exercised at will up to a maximum of 15 years from their commencement date. For each vested share right and each performance option exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is zero.

4.                For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of Long Term Variable Reward awards made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day VWAP of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to the CEO and Group Executives in 2019, do not reconcile with the amount shown in the table in section 7.2 which shows the amount amortised in the current year of equity awards over their vesting period. The minimum total value of the grants for future financial years is zero and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

5.                The value of each option or share right exercised, forfeited or lapsed is calculated based on the five day VWAP of Westpac ordinary shares on the date of exercise (or forfeiture or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day VWAP of Westpac ordinary shares, the value has been calculated as zero.

6.                The information relates to the period the individual was a KMP. Refer to section 1 for further details.

82	2019 Westpac Group Annual Report

Directors’ report

Fair value of Long Term Variable Reward awards made during the year

The table below provides a summary of the fair value of LTVR awards granted to the CEO and Group Executives during 2019 calculated in accordance with AASB 2 Share-based Payment and is used for accounting purposes only. LTVR awards will only vest if performance hurdles are achieved and service conditions are met in future years.

Plan name	Granted to	Performance hurdle	Grant date	Commencement date[1]	Test date	Expiry	Fair value[2] per instrument
CEO Long Term Variable Reward Plan	Brian Hartzer	Relative TSR	12 December 2018	1 October 2018	1 October 2022	1 October 2033	$10.45

		Cash ROE	12 December 2018	1 October 2018	1 October 2021	1 October 2033	$19.03

Westpac Long Term	Group	Relative TSR	12 December 2018	1 October 2018	1 October 2022	1 October 2033	$10.45

Variable Reward Plan	Executives

		Cash ROE	12 December 2018	1 October 2018	1 October 2021	1 October 2033	$19.03

7.4.                            Details of Westpac equity holdings of Non-executive Directors

The table below sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20193.

Name	Number held at start of the year	Changes during the year	Number held at end of the year
Current Non-executive Directors
Lindsay Maxsted	22,095	1,585	23,680
Nerida Caesar	9,985	3,598	13,583
Ewen Crouch[4]	82,264	-	82,264
Alison Deans	14,392	-	14,392
Craig Dunn	8,869	-	8,869
Anita Fung	-	-	-
Steven Harker[5]	n/a	10,365	11,930
Peter Marriott[6]	41,072	(2,001)	39,071
Peter Nash	8,020	-	8,020
Margaret Seale[5,7]	n/a	1,068	37,439
Former Non-executive Director
Peter Hawkins[5]	15,880	-	n/a

1.                The commencement date is the start of the performance period.

2.                The fair values of performance share rights granted during the year have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of performance share rights with cash ROE hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods which for the performance share rights valued at $19.03 is four years to the 1 October 2022 vesting date. For the purpose of allocating performance share rights with cash ROE hurdles, the valuation also takes into account the average cash ROE outcome using a Monte Carlo pricing simulation model. The fair value of performance share rights with hurdles based on TSR performance relative to that of a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

3.                Other than as disclosed below, no share interests include non-beneficially held shares.

4.                Ewen Crouch holds 42,000 ordinary shares following the grant of probate in a deceased estate for which he is one of the executors. In addition to holdings of ordinary shares, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2 at year end.

5.                The information relates to the period the individual was a KMP. Refer to section 1 for further details.

6.                Peter Marriott’s related party ceased to hold an interest in 2,001 ordinary shares following the realisation of assets in a deceased estate. In addition to holdings of ordinary shares, Peter Marriott and his related parties held interests in 563 Westpac Capital Notes 2 at year end.

7.                In addition to holding shares, Margaret Seale and her related parties held interests in 3,220 Westpac Capital Notes 2 at year end.

2019 Westpac Group Annual Report	83

Directors’ report

7.5.                            Details of Westpac equity holdings of Executive Key Management Personnel

The table below details Westpac equity held (and movement in that equity) by the CEO and Group Executives (including their related parties) for the year ended 30 September 20191.

Name	Type of equity-based instrument	Number held at start of the year	Number granted during the year as remuneration	Received on exercise and/or exercised during the year	Number forfeited or lapsed during the year	Other changes during the year	Number held at end of the year	Number vested and exercisable at end of the year
Managing Director & Chief Executive Officer
Brian Hartzer	Ordinary shares	109,611	41,867	-	-	-	151,478	-
	CEO Performance share rights	732,817	227,338	-	(119,476)	-	840,679	-
	Performance share rights	34,263	-	-	(34,263)	-	-	-
Current Group Executives
Craig Bright[2]	Ordinary shares	n/a	132,151	-	-	-	132,151	-
	Performance share rights	n/a	77,696	-	-	-	77,696	-
Lyn Cobley	Ordinary shares	91,993	18,724	-	-	-	110,717	-
	Performance share rights	261,846	94,964	-	-	-	356,810	-
Peter King	Ordinary shares	97,791	20,796	-	-	-	118,587	-
	Performance share rights	314,259	92,086	-	(65,787)	-	340,558	-
Rebecca Lim	Ordinary shares	30,876	14,340	-	-	-	45,216	-
	Performance share rights	144,092	62,948	-	(13,823)	-	193,217	-
David Lindberg	Ordinary shares	64,952	17,719	-	-	-	82,671	-
	Performance share rights	254,369	94,602	-	(29,489)	-	319,482	-
Carolyn McCann	Ordinary shares	49,435	9,818	-	-	-	59,253	-
	Performance share rights	42,816	49,910	-	(14,178)	-	78,548	-
David McLean	Ordinary shares	9,613	-	-	-	-	9,613	-
	Performance share rights	237,918	84,630	-	(35,662)	-	286,886	2,148
	Unhurdled share rights	57,218	22,059	-	-	-	79,277	49,831
Christine Parker	Ordinary shares	27,431	17,196	-	-	(15,000)	29,627	-
	Performance share rights	240,311	73,380	-	(53,168)	-	260,523	-
David Stephen	Ordinary shares	-	135,929	-	-	-	135,929	-
	Performance share rights	-	278,698	-	-	-	278,698	-
Gary Thursby	Ordinary shares	92,445	15,909	-	-	-	108,354	-
	Performance share rights	154,553	76,438	-	(17,013)	-	213,978	-
Alastair Welsh[2]	Ordinary shares	n/a	4,223	-	-	(20,802)	37,256	-
	Performance share rights	n/a	-	-	-	-	14,944	-
Former Group Executives
Brad Cooper[2]	Ordinary shares	131,982	16,090	-	-	-	n/a	-
	Performance share rights	329,216	94,424	-	(74,436)	-	n/a	-
Dave Curran[2]	Ordinary shares	49,425	-	-	-	-	n/a	-
	Performance share rights	288,436	-	-	(63,519)	-	n/a	-
George Frazis[2]	Ordinary shares	81,302	19,308	-	-	(10,000)	n/a	-
	Performance share rights	300,880	89,928	-	(58,231)	-	n/a	-

1.                The highest number of shares held by an individual in the table is 0.0043% of total Westpac ordinary shares outstanding as at 30 September 2019.

2.                The information relates to the period the individual was a KMP. Refer to section 1 for further details.

84	2019 Westpac Group Annual Report

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

The table below details loans to Non-executive Directors, the CEO and Group Executives (including their related parties) of the Group.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Number in Group at end of the year
Non-executive Directors	3,544,610	306,091	-	19,785,162	4
CEO and Group Executives	9,519,382	366,076	-	11,932,845	10
	13,063,992	672,167	-	31,718,007	14

The table below details KMP (including their related parties) with loans above $100,000 during 2019.

	Balance at start of	Interest paid and	Interest not charged	Balance at end of	Highest indebtedness during
	the year $	payable for the year $	during the year $	the year $	the year $
Directors
Lindsay Maxsted	1,572,889	71,630	-	2,666,979	2,666,979
Ewen Crouch	979,947	39,833	-	928,781	1,479,947
Steven Harker[1]	n/a	158,722	-	15,000,000	15,000,000
Peter Nash	991,774	35,906	-	1,189,402	1,498,923
CEO and Group Executives
Brian Hartzer	9,847	15,572	-	806,470	814,285
Lyn Cobley	2,000,000	85,800	-	2,000,000	2,007,287
Brad Cooper[1]	2,791,360	73,973	-	n/a	3,097,569
Rebecca Lim	732,845	13,081	-	600,000	778,035
Carolyn McCann	145,000	4,788	-	307,697	440,001
David McLean	620,841	30,059	-	625,816	672,004
Christine Parker	1,308,486	46,955	-	5,001,866	5,436,523
David Stephen	-	3,112	-	-	672,755
Gary Thursby	1,911,003	73,462	-	1,864,791	2,034,797
Alastair Welsh[1]	n/a	19,274	-	726,205	726,205

1.     The information relates to the period the individual was a KMP. Refer to section 1 for further details.

2019 Westpac Group Annual Report	85

Directors’ report

11. Auditor

a)     Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2018 and 2019 financial years are set out in Note 39 and Note 35 to the respective financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $7.5 million in total (2018: $7.5 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2019 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied, in accordance with advice received from the Board Audit Committee, that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

•              all non-audit services provided by PwC for the year have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of PwC; and

•              based on Board quarterly independence declarations made by PwC to the Board Audit Committee during the year, none of the services undermine the general principles relating to auditor independence including reviewing or auditing PwC’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Signed in accordance with a resolution of the Board.

Lindsay Maxsted	Brian Hartzer

Chairman	Managing Director & Chief Executive Officer

4 November 2019	4 November 2019

86	2019 Westpac Group Annual Report

This page has been intentionally left blank

2019 Westpac Group Annual Report	87

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Westpac’s approach to sustainability

Other Westpac business information

88	2019 Westpac Group Annual Report

Five year summary1

(in $m unless otherwise indicated)	2019	2018	2017	2016	2015
Income statements for the years ended 30 September[2]
Net interest income	16,907	16,505	15,516	15,148	14,267
Net fee income	1,655	2,424	2,603	2,611	2,808
Net wealth management and insurance income	1,029	2,061	1,800	1,899	2,228
Trading income	929	945	1,202	1,124	964
Other income	129	72	529	59	1,241
Net operating income before operating expenses and impairment charges	20,649	22,007	21,650	20,841	21,508
Operating expenses	(10,106)	(9,566)	(9,282)	(9,073)	(9,339)
Impairment charges	(794)	(710)	(853)	(1,124)	(753)
Profit before income tax	9,749	11,731	11,515	10,644	11,416
Income tax expense	(2,959)	(3,632)	(3,518)	(3,184)	(3,348)
Profit attributable to non-controlling interests	(6)	(4)	(7)	(15)	(56)
Net profit attributable to owners of Westpac Banking Corporation	6,784	8,095	7,990	7,445	8,012
Balance sheet as at 30 September[2]
Loans	714,770	709,690	684,919	661,926	623,316
Other assets	191,856	169,902	166,956	177,276	188,840
Total assets	906,626	879,592	851,875	839,202	812,156
Deposits and other borrowings	563,247	559,285	533,591	513,071	475,328
Debt issues	181,457	172,596	168,356	169,902	171,054
Loan capital	21,826	17,265	17,666	15,805	13,840
Other liabilities	74,589	65,873	70,920	82,243	98,019
Total liabilities	841,119	815,019	790,533	781,021	758,241
Total shareholders’ equity and non-controlling interests	65,507	64,573	61,342	58,181	53,915
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	174	188	188	188	187
Dividend payout ratio (%)[3]	88.83	79.52	79.28	84.19	73.39
Return on average ordinary equity (%)	10.65	13.05	13.65	13.32	16.23
Basic earnings per share (cents)	196.5	237.5	238.0	224.6	255.0
Net tangible assets per ordinary share ($)[4]	15.36	15.39	14.66	13.90	13.02
Share price ($):
High	30.05	33.68	35.39	33.74	40.07
Low	23.30	27.24	28.92	27.57	29.10
Close	29.64	27.93	31.92	29.51	29.70
Business performance
Operating expenses to operating income ratio (%)	48.94	43.47	42.87	43.53	43.42
Net interest margin (%)	2.12	2.13	2.06	2.10	2.09
Capital adequacy
Total equity to total assets (%)	7.2	7.3	7.2	6.9	6.6
Total equity to total average assets (%)	7.3	7.4	7.2	7.0	6.8
APRA Basel III:
Common equity Tier 1 (%)	10.67	10.63	10.56	9.48	9.50
Tier 1 ratio (%)	12.84	12.78	12.66	11.17	11.38
Total capital ratio (%)	15.63	14.74	14.82	13.11	13.26
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	1.41	1.14	1.29	1.79	1.80
Total provisions for expected credit losses/impairment on loans and credit commitments to total loans (basis points)[5]	54	43	45	54	53
Other information
Full time equivalent employees (number at financial year end)[6]	33,288	35,029	35,096	35,580	35,484

1.                Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.

2.                The above income statement extracts for 2019, 2018 and 2017 and balance sheet extracts for 2019 and 2018 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2016 and 2015 and balance sheet extracts for 2017, 2016 and 2015 are derived from financial statements previously published.

3.                Adjusted for Treasury shares.

4.                Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.

5.                Provisions for expected credit losses (ECL) for the 30 September 2019 year end have been determined based on AASB 9 Financial Instruments (December 2014) (AASB 9). Comparatives based on AASB 139 Financial Instruments: Recognition and Measurement (AASB 139) have not been restated. Refer to Note 1 and Note 13 to the financial statements for further details.

6.                Full-time equivalent employees include full-time, pro-rata part-time, overtime, temporary and contract staff.

2019 Westpac Group Annual Report	89

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

•                   regulatory investigations and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

•                   internal and external events which may adversely impact Westpac’s reputation;

•                   information security breaches, including cyberattacks;

•                   reliability and security of Westpac’s technology and risks associated with changes to technology systems;

•                   the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•                   market volatility, including uncertain conditions in funding, equity and asset markets;

•                   adverse asset, credit or capital market conditions;

•                   an increase in defaults in credit exposures because of a deterioration in economic conditions;

•                   the conduct, behaviour or practices of Westpac or its staff;

•                   changes to Westpac’s credit ratings or the methodology used by credit rating agencies;

•                   levels of inflation, interest rates (including low or negative rates), exchange rates and market and monetary fluctuations;

•                   market liquidity and investor confidence;

•                   changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

•                   the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations;

•                   the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

•                   the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

•                   the incidence or severity of Westpac-insured events;

•                   the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

•                   changes to the value of Westpac’s intangible assets;

•                   changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

•                   the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

•                   various other factors beyond Westpac’s control.

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

90	2019 Westpac Group Annual Report

Reading this report

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2019 and 30 September 2018 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2019, 2018 and 2017 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2019 is referred to as 2019 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.6746, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Monday, 30 September 2019. The Australian dollar equivalent of New Zealand dollars at 30 September 2019 was A$1.00 = NZ$1.0790, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2015 to 30 September 2019.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

2019 Westpac Group Annual Report	91

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2019, 2018, 2017, 2016 and 2015 from our audited consolidated financial statements and related notes.

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

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, litigation and non-lending losses, impairment charges on credit commitments, surplus lease space, restructuring costs and compliance, regulation and remediation provisions. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Refer to Note 27.

Provisions for expected credit losses (ECL)/impairment charges on loans

Provisions for ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

The models use three main components to determine the ECL (as well as the time value of money) including:

•                   Probability of default (PD): the probability that a counterparty will default;

•                   Loss given default (LGD): the loss that is expected to arise in the event of a default; and

•                   Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

The provisions for ECL are determined based on three stages as follows:

Stage 1: 12 months ECL - performing

For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months ECL is recognised.

Stage 2: Lifetime ECL - performing

For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime ECL is recognised.

Stage 3: Lifetime ECL – non-performing

For financial assets that are non-performing a provision for lifetime ECL is recognised. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on a group of loans.

Determining when a financial asset has experienced a significant increase in credit risk since origination is a critical accounting judgement which is primarily based on changes in internal customer risk grades since origination of the facility. The change in the internal customer risk grade that the Group uses to represent a significant increase in credit risk is based on a sliding scale. This means that a higher credit quality exposure at origination would require a more significant downgrade compared to a lower credit quality exposure before it is considered to have experienced a significant increase in credit risk.

Interest income is calculated based on the gross carrying amount of financial assets in stages 1 and 2 of the Group’s ECL model and on the carrying amount net of the provision for ECL for financial assets in stage 3.

The measurement of ECL for each stage and the assessment of significant increase in credit risk consider information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward looking information is a critical accounting judgement. The Group considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios.

92	2019 Westpac Group Annual Report

Review of Group operations

The macroeconomic variables used in these scenarios, based on current economic forecasts, include (but are not limited to) unemployment rates, real gross domestic product growth rates and residential and commercial property price indices.

The macroeconomic scenarios are weighted based on the Group’s best estimate of the relative likelihood of each scenario. The weighting applied to each of the three macroeconomic scenarios takes into account historical frequency, current trends, and forward looking conditions.

As at 30 September 2019, gross loans to customers were $718,378 million (2018: $712,504 million) and the provision for ECL/impairment charges on loans was $3,608 million (2018: $2,814 million)1.

Fair value of financial instruments

Financial instruments classified as held-for-trading (including derivatives) are measured at fair value through income statement. Investment securities measured at fair value through other comprehensive income (AASB 9)/available-for-sale (AASB 139)2 are also recognised in the financial statements at fair value. As much as possible, financial instruments are valued with reference to quoted, observable market prices or by using models which employ observable valuation parameters. Where valuation models rely on parameters for which inputs are not observable, judgements and estimation may be required.

As at 30 September 2019, the fair value of trading securities and financial assets measured at fair value through profit or loss, investment securities measured at fair value through other comprehensive income (2019) / available-for-sale securities (2018), loans designated at fair value and life insurance assets was $113,989 million (2018: $94,247 million). The fair value of deposits and other borrowings at fair value, other financial liabilities at fair value, debt issues at fair value and life insurance liabilities was $56,979 million (2018: $56,427 million). The fair value of outstanding derivatives was a net asset of $763 million (2018: $306 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $399 million (2018: $964 million) and $29 million (2018: $6 million), respectively. The fair value of financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2019, the carrying value of goodwill was $8,895 million (2018: $8,890 million).

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

The net superannuation deficit across all our plans as at 30 September 2019 was $335 million (2018: net superannuation surplus of $64 million). As at 30 September 2019, one superannuation plan was in surplus of $73 million (2018: two plans in surplus of $89 million) and three superannuation plans were in deficit of $408 million (2018: two plans in deficit of $25 million).

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

1.                The provision for ECL on loans relates to the 30 September 2019 year end balance determined under AASB 9. The provision for impairment charges on loans related to the 2018 year end balance determined under AASB 139.

2.                On adoption of AASB 9, the majority of available-for-sale securities were reclassified to Investment securities measured at fair value through other comprehensive income (FVOCI). Refer to Note 1 to the financial statements for more details.

2019 Westpac Group Annual Report	93

Review of Group operations

Income statement review

Consolidated income statement1

For the years ending 30 September	2019	2019	2018	2017	2016	2015
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	22,412	33,222	32,571	31,232	31,822	32,295
Interest expense	(11,007)	(16,315)	(16,066)	(15,716)	(16,674)	(18,028)
Net interest income	11,405	16,907	16,505	15,516	15,148	14,267
Net fee income	1,116	1,655	2,424	2,603	2,611	2,808
Net wealth management and insurance income	694	1,029	2,061	1,800	1,899	2,228
Trading income	627	929	945	1,202	1,124	964
Other income	88	129	72	529	59	1,241
Net operating income before operating expenses and impairment charges	13,930	20,649	22,007	21,650	20,841	21,508
Operating expenses	(6,817)	(10,106)	(9,566)	(9,282)	(9,073)	(9,339)
Impairment charges	(536)	(794)	(710)	(853)	(1,124)	(753)
Profit before income tax	6,577	9,749	11,731	11,515	10,644	11,416
Income tax expense	(1,996)	(2,959)	(3,632)	(3,518)	(3,184)	(3,348)
Net profit for the year	4,581	6,790	8,099	7,997	7,460	8,068
Net profit attributable to non-controlling interests	(5)	(6)	(4)	(7)	(15)	(56)
Net profit attributable to owners of Westpac Banking Corporation	4,576	6,784	8,095	7,990	7,445	8,012
Weighted average number of ordinary shares (millions)	3,450	3,450	3,406	3,355	3,313	3,140
Basic earnings per ordinary share (cents)	132.6	196.5	237.5	238.0	224.6	255.0
Diluted earnings per share (cents)[3]	127.8	189.5	230.1	229.3	217.8	248.2
Dividends per ordinary share (cents)	117	174	188	188	188	187
Dividend payout ratio (%)[4]	88.83	88.83	79.52	79.28	84.19	73.39

Overview of performance – 2019 v 2018

During 2019, Westpac adopted AASB 9 Financial Instruments (AASB 9) and AASB 15 Revenue from Contracts with Customers (AASB 15). As the Group chose to apply the standards prospectively, comparatives have not been restated.

Adopting the new standards has resulted in measurement and classification differences between 2019 and prior years. The significant differences are:

•                   the measurement of credit loss provision and impairment charges are now on an expected loss basis;

•                   line fees (mainly in Business) are now recognised in net interest income, previously most was recognised in net fee income;

•                   interest on performing loans is now measured on the gross loan value. Previously, interest was recognised on the loan balance net of impairment provision; and

•                   certain items previously netted are now presented on a gross basis, including payments from credit card schemes which were previously netted against related expenditure.

The changes have little impact on net profit but a more significant impact on individual line items. As these changes have only been applied from 1 October 2018, it is difficult to compare some line items across years. These changes are discussed further in Section 3, Note 1.

Net profit attributable to owners of Westpac Banking Corporation for 2019 was $6,784 million, a decrease of $1,311 million or 16% compared to 2018. 2019 included significant increases in provisions for estimated customer refunds, payments, associated costs, and litigation, along with costs associated with restructuring of the wealth business, which together reduced net profit after tax by $1,130 million. These items are discussed further in Note 27 to the financial statements. A summary of the impact of provisions for estimated customer refunds, payments, associated costs, and litigation and wealth restructuring costs split across income statement line items is shown in the ‘Divisional performance’ section.

Net interest income increased $402 million or 2% compared to 2018 driven by an increase of $686 million due to the reclassification of line fees from net fee income to interest income, partly offset by $239 million increase in provisions for estimated customer refunds, payments, associated costs, and litigation. Excluding the impact of these items, net interest income was flat compared to 2018. Average interest earning assets grew 3% primarily from Australian and New Zealand housing, offset by a lower margin. Reported net interest margin decreased 1 basis point to 2.12%.

1.                Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.

2.                Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6746 (refer to ‘Reading this report’ section).

3.                Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4.                Adjusted for Treasury shares.

94	2019 Westpac Group Annual Report

Review of Group operations

Net fee income decreased $769 million or 32% compared to 2018 primarily due to the reclassification of line fees to net interest income ($667 million in 2018) and $126 million increase in provisions for estimated customer refunds, payments, associated costs and litigation.

Net wealth management and insurance income decreased $1,032 million or 50% compared to 2018 primarily due to additional provisions for estimated customer refunds, payments, associated costs, and litigation of $531 million, higher general insurance claims from severe weather events $69 million, cessation of grandfathered advice commissions $42 million, lower wealth management income due to changes in platform pricing structure, and exit of the Hastings business in 2018.

Trading income decreased $16 million or 2% compared to 2018. The decline mainly relates to a change in methodology in derivative valuation adjustments partially offset by higher non-customer income.

Other income is up $57 million or 79% compared to 2018, primarily due to the non-repeat of a 2018 impairment charge on an equity holding of $104 million.

Operating expenses increased $540 million or 6% compared to 2018. The increase was mainly due to a $349 million increase in provisions for estimated customer refunds, payments, associated costs, and litigation and wealth reset, higher technology expenses of $174 million, a rise in regulatory, compliance and investment related spend of $170 million, partially offset by the exit of the Hastings business in 2018 of $158 million and a net productivity benefit.

Impairment charges were $84 million or 12% higher compared to 2018. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.20%, up 12 basis points over the year.

The effective tax rate of 30.4% in 2019 was lower than the 2018 effective tax rate of 31.0%. The lower effective tax rate in 2019 reflects a decrease in non-deductible expenses from the non-repeat of the 2018 goodwill write-off associated with the exit of Hastings.

The Board has determined a final dividend of 80 cents per ordinary share. The full year ordinary dividends of 174 cents is lower than the ordinary dividends declared in 2018 and represents a pay-out ratio of 88.83%. The full year ordinary dividend is fully franked.

Income statement review – 2019 v 2018

Net interest income – 2019 v 2018

$m	2019	2018	2017
Interest income	33,222	32,571	31,232
Interest expense	(16,315)	(16,066)	(15,716)
Net interest income	16,907	16,505	15,516
Increase/(decrease) in net interest income
Due to change in volume	397	648	855
Due to change in rate	5	341	(487)
Change in net interest income	402	989	368

Net interest income increased $402 million or 2% compared to 2018. Key features include:

•                   3% growth in average interest-earning assets, primarily from Australian and New Zealand housing and higher third party liquids;

•                   Group net interest margin decreased 1 basis point to 2.12%. Refer to Interest spread and margin – 2019 v 2018 for primary drivers of margin movement.

2019 Westpac Group Annual Report	95

Review of Group operations

Loans increased $5.1 billion or 1% compared to 2018. Excluding foreign currency translation impacts, loans increased $2.9 billion.

Key features of loan growth were:

•                   Australian housing loans increased $4.5 billion or 1% with $60.6 billion of new lending partially offset by $56.1 billion of run off. Owner occupied balances grew 3% and comprised 58% of the portfolio, while investor property lending decreased 1%;

•                   Australian personal loans decreased $1.8 billion or 8%, across personal lending, credit cards and auto finance. Demand for unsecured lending continued to decline in 2019 with our experience in line with the market;

•                   Australian business and institutional loans decreased $2.0 billion or 1%, mostly due to lower institutional property lending as divisions prioritised returns over growth, partially offset by growth in agricultural lending;

•                   Australian provision balances increased $0.8 billion or 32% at the start of the year mostly from the implementation of AASB 9 on 1 October 2018 , which calculates credit loss provisioning on an expected loss basis; and

•                   New Zealand lending increased A$4.4 billion or 6%. Housing loans grew 7%, mostly in fixed rate products and business lending increased 6%, supported by growth in agricultural, and property lending. This was partially offset by a decline personal lending and credit cards.

Deposits and other borrowings excluding certificates of deposit increased $6.8 billion or 1% compared to 2018. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposit increased $4.7 billion.

Key features of deposits and other borrowings excluding certificates of deposit growth were:

•                   Australian deposits and other borrowings excluding certificates of deposit increased $2.4 billion or 1%, mostly from an increase in savings and transactional deposits, partially offset by a reduction in term deposits. Non- interest bearing deposits were up 4% from increased mortgage offset balances; and

•                   New Zealand deposits and other borrowings excluding certificates of deposit increased A$3.1 billion or 5%, as term deposits were up 4% and interest bearing transactional deposits were up 12%. Non-interest bearing deposits increased 18%, from growth in business and consumer transactional deposits.

Certificates of deposit decreased $2.8 billion or 7%, reflecting reduced short-term wholesale funding issuance in this form.

Interest spread and margin – 2019 v 2018

$m	2019	2018	2017
Group
Net interest income	16,907	16,505	15,516
Average interest earning assets	798,924	774,944	752,294
Average interest bearing liabilities	734,282	715,509	694,924
Average net non-interest bearing assets, liabilities and equity	64,642	59,435	57,370
Interest spread[1]	1.94%	1.95%	1.89%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.18%	0.18%	0.17%
Net interest margin[3]	2.12%	2.13%	2.06%

Group net interest margin of 2.12% decreased 1 basis point from 2018. Key features include:

•                   Provisions for estimated customer refunds, payments, associated costs, and litigation contributed to a reduction in margin of 3 basis points;

•                   11 basis points increase from the adoption of AASB 15 and AASB 9 primarily related to the reclassification of line fees from net fee income to net interest income and the measurement of interest on performing loans based on the gross loan value; and

•                   Except for these items, net interest margin decreased 9 basis points driven by:

•                   Changes in short term wholesale funding rates having little impact with the average cost being similar in 2018 and 2019 despite the sharp reduction in bank bill swap rate (BBSW) in the second half of 2019;

•                   Loan spreads were little changed, with the impact from changes to pricing of Australian variable mortgages being offset by competition, retention pricing and changes in the mix of the mortgage portfolio with customers switching from interest only to principal and interest;

•                   2 basis point decrease from lower customer deposit spreads due to broad based competition and the impact from lower interest rates, particularly in the second half of 2019; and

•                   2 basis point decrease from liquidity primarily due to increased balances of third party liquid assets.

•                   Treasury & Markets contribution decreased 5 basis points due to lower Treasury revenue from interest rate risk management (3 basis points), and fair value adjustments (2 basis points).

1.                Interest spread is the difference between the average yield on all interest earning assets and the average yield on all interest bearing liabilities.

2.                The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average yield paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

3.                Net interest margin is calculated by dividing net interest income by average interest earning assets.

96	2019 Westpac Group Annual Report

Review of Group operations

Non-interest income - 2019 v 2018

$m	2019	2018	2017
Net fee income	1,655	2,424	2,603
Net wealth management and insurance income	1,029	2,061	1,800
Trading income	929	945	1,202
Other income	129	72	529
Non-interest income	3,742	5,502	6,134

Non-interest income decreased $1,760 million or 32% compared to 2018. Key features include:

•                   $657 million decrease from provisions for estimated customer refunds, payments, associated costs, and litigation;

•                   $508 million decrease from the adoption of AASB 15 primarily related to the reclassification of line fees from net fee income to net interest income ($667 million) and reclassification of certain items previously netted that are now presented on a gross basis (up $159 million);

•                   Exit of Hastings business in 2018 ($203 million); and

•                   Except for these items, non-interest income decreased by $392 million due to reduced net wealth management and insurance income and lower trading income.

Net fee income decreased $769 million or 32%, including $126 million additional provisions for estimated customer refunds, payments, associated costs, and litigation mostly related to financial planning, reclassification of line fees from non-interest income to net interest income as a result of the adoption of AASB 15 to more appropriately reflect the relationship with drawn lines of credit (down $667 million) and the reclassification of certain items previously netted that are now presented on a gross basis including card scheme support payments (up $153 million).

Except for these items, net fee income decreased $129 million or 6% mainly from:

•                   Lower advice income following the exit of financial planning (down $76 million);

•                   Lower revenue from payments and transaction fees (down $34 million) driven by increased merchant costs and lower account based fees in New Zealand following the decision to simplify certain consumer fees; and

•                   A decrease in business lending and mortgage fees largely due to reduced new lending volumes (down $27 million); partly offset by

•                   Higher corporate and institutional lending fees largely from syndication fees generated in the first half of 2019 (up $10 million).

Net wealth management and insurance income decreased $1,032 million or 50% compared to 2018, including additional provisions for estimated customer refunds, payments, associated costs, and litigation (mostly related to financial planning) of $531 million. Additionally, there was no contribution from Hastings, following the exit of the business in 2018 (down $203 million).

Except for these items, net wealth management and insurance income decreased $298 million, mainly from:

•                   Insurance income decreased $139 million from:

–                  A reduction in general insurance income (down $69 million) from higher claims, including the New South Wales hailstorm and Queensland floods;

–                  A reduction in life insurance income (down $39 million) following the implementation of regulatory reforms (“Protect Your Super”) and higher claims and movement in policyholder tax recoveries (down $23 million); and

–                  Lower LMI income (down $8 million) primarily from a reduction in loans written at higher LVR bands.

•                   Lower Platforms and Superannuation income (down $98 million) primarily driven by margin compression from full year impact of platform repricing, implementation of regulatory reforms (‘Protect your Super’), product mix changes and outflows in legacy platforms. This has been partly offset by an 89% increase in BT Panorama funds to $23 billion due to inflows and higher asset markets; and

•                   Cessation of grandfathered commission payments (down $42 million).

Trading income decreased $16 million or 2% compared to 2018, primarily driven by the derivative valuation adjustment (down $78 million) partially offset by higher non-customer income.

Other income increased $57 million or 79% compared to 2018, reflecting the impairment loss on the remaining Pendal shares in 2018 that did not repeat ($104 million), higher gains from asset sales and revaluation of a Fintech investment ($98 million), partially offset by loss on financial instruments measured at fair value ($100 million), lower rental income from operating leases ($35 million) and the impact of hedging future earnings (down $19 million).

2019 Westpac Group Annual Report	97

Review of Group operations

Operating expenses – 2019 v 2018

$m	2019	2018	2017
Staff expenses	5,038	4,887	4,701
Occupancy expenses	1,023	1,033	1,073
Technology expenses	2,319	2,110	2,008
Other expenses	1,726	1,536	1,500
Total operating expenses	10,106	9,566	9,282
Total operating expenses to net operating income ratio	48.94%	43.47%	42.87%

Operating expenses increased $540 million or 6% compared to 2018. Key features include:

•                   increased costs associated with the Wealth Reset ($241 million higher);

•                   estimated costs associated with implementing customer refunds and payments and litigation ($108 million higher);

•                   an increase due to the reclassification of $238 million predominantly related to merchant and card schemes from non-interest income to operating expenses; and

•                   reduced costs from the exit of the Hastings business ($158 million).

Except for these items, operating expenses increased $111 million, primarily driven by regulatory and compliance costs ($99 million higher) and investment related spend ($71 million higher) with productivity offsetting underlying cost growth.

Staff expenses increased $151 million or 3% compared to 2018. This was due to costs associated with the Wealth Reset and estimated costs associated with implementing customer refunds and payments and litigation ($231 million higher). Except for these items, staff expenses decreased $80 million primarily due to a 5% decrease in FTE from productivity initiatives related to organisation simplification and channel optimisation along with lower variable reward. This was partly offset by annual salary increases and the Group’s investment programs having a higher proportion of spend expensed during the year.

Occupancy expenses decreased $10 million or 1% compared to 2018, driven by the reduction in branch numbers (down 61), the exit of 4 corporate sites and the removal of 375 ATMs. This was partly offset by annual rental increases and costs associated with branch and ATM rationalisation.

Technology expenses increased $209 million or 10%. This was due to costs associated with the Wealth Reset and estimated costs associated with implementing customer refunds and payments and litigation ($35 million higher). Except for these items, technology expenses increased $174 million largely due to higher amortisation of software assets ($91 million higher) as key platforms became operational, including the Customer Service Hub, New Payments Platform and Panorama.

Other expenses increased $190 million or 12%. This was due to costs associated with the Wealth Reset and estimated costs associated with implementing customer refunds and payments and litigation ($83 million higher). Except for these items, expenses increased $107 million from increased professional services costs primarily related to regulatory and compliance activity on Financial Crime, data privacy, product and system simplification and risk management, and higher marketing expenses, partly offset by lower costs associated with the exit of Hastings business ($111 million lower) and the Royal Commission

Impairment charges – 2019 v 2018

$m	2019	2018	2017
Impairment charges	794	710	853
Impairment charges to average gross loans (basis points)	11	10	13

Asset quality remained sound through 2019 with stressed exposures to total committed exposures increasing by 12 basis points to 1.20%. The increase in stressed exposures was due to higher impaired and higher 90+ days but not impaired facilities. Emerging stress is mostly from an increase in mortgage delinquencies due to the softening of economic activity and falling house prices.

Given modest change in asset quality, impairment charges have remained low at $794 million in 2019, equal to 11 basis points of gross loans.

Impairment charges for 2019 of $794 million were up $84 million when compared to 2018.

Key movements included:

•                   The introduction of AASB9 required the removal of the recognition of the time value of money on performing collective provisions which contributed $115 million increase in impairment charges; and

•                   Write-offs, included in non-performing provisions, were $95 million higher principally in Australian unsecured lending portfolios including Auto finance and from increases in customers utilising hardship; partially offset by

•                   Non performing provisions relating to new individually assessed provisions (IAPs) were $28 million lower due to lower provisions required in the Business division and New Zealand, partially offset by an increase in WIB; and

•                   A higher economic overlay release of $96 million 2019 (2018: $22 million). Refer to Note 13.

98	2019 Westpac Group Annual Report

Review of Group operations

Income tax expense – 2019 v 2018

$m	2019	2018	2017
Income tax expense	2,959	3,632	3,518
Tax as a percentage of profit before income tax expense (effective tax rate)	30.35%	30.96%	30.55%

The effective tax rate of 30.4% in 2019 was lower than the 2018 effective tax rate of 31.0%. The lower effective tax rate in 2019 reflects a decrease in non-deductible expenses which included penalties and the non-repeat of the 2018 write-off of the Hastings goodwill associated with the exit of that business which was non-deductible. The effective tax rate above the Australian corporate tax rate of 30% reflects several Tier 1 Instruments whose distributions are not deductible for Australian taxation purposes.

Overview of performance – 2018 v 2017

Net profit attributable to owners of Westpac Banking Corporation for 2018 was $8,095 million, an increase of $105 million or 1% compared to 2017. Features of this result included a $357 million or 2% increase in net operating income before operating expenses and impairment charges, a $284 million or 3% increase in operating expenses and a $143 million or 17% decrease in impairment charges.

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

Non-interest income decreased $632 million or 10% compared to 2017 primarily due to a decrease in trading income of $257 million, the non-repeat of a large gain of $279 million on disposal of an associate (Pendal) in 2017, an impairment loss of $104 million on the Pendal investment in 2018, and additional provisions for estimated customer refunds, payments, associated costs and litigation recorded as negative income. These items were partly offset by income related to the exit of the Hastings business ($135 million).

Operating expenses increased $284 million or 3% compared to 2017. The rise included annual salary increases, higher technology expenses related to the Group’s investment program, an increase in regulatory and compliance costs and costs associated with the exit of the Hastings business. These increases were partly offset by productivity benefits and lower amortisation of intangibles.

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

The full year ordinary dividends of 188 cents was unchanged over ordinary dividends declared in 2017 and represented a pay-out ratio of 79.52%. The full year ordinary dividend was fully franked.

Income statement review – 2018 v 2017

Net interest income – 2018 v 2017

Net interest income increased $989 million or 6% compared to 2017. Key features include:

•                   A 3% growth in average interest-earning assets, primarily from Australian housing which grew 4%;

•                   Group net interest margin increased 7 basis points. The full period impact of pricing changes for certain Australian mortgages in 2017, including investor lending and interest only loans, higher New Zealand mortgage spreads and higher term deposits spreads, were partly offset by the full period impact of the Bank Levy. Wholesale funding costs were little changed, as short term costs increased and long term costs reduced. In addition, Treasury and Markets income was higher in 2018 primarily due to increased revenue from interest risk management and a rise in contributions from fair value gains on economic hedges.

Total net loans increased $24.8 billion or 4% compared to 2017. Excluding foreign currency translation impacts, total net loans increased $24.0 billion or 3%.

Key features of total loan growth were:

•                   Australian housing loans increased $17.6 billion or 4% (slightly below system growth1). Owner occupied loans increased 6% over the year, while the Group’s investor property lending grew by 2%. Principal and interest loan flows represented 77% of all new flows and now comprise 61% of the portfolio (2017: 50%);

•                   Australian business loans increased $3.8 billion or 3% from broad based growth in Business including SME, agriculture, manufacturing and property;

•                   New Zealand lending increased NZ$3.2 billion or 4%. Housing loans grew at 4% mostly in fixed rate products, while business lending increased 4% supported by growth across agriculture, property and corporate lending; and

•                   Other overseas lending increased $1.7 billion or 12%, across trade finance and institutional lending in Asia.

1.                Source: Reserve Bank of Australia.

2019 Westpac Group Annual Report	99

Review of Group operations

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

Key features of total deposits and other borrowings excluding certificates of deposits growth were:

•                   Australian deposits and other borrowings excluding certificates of deposits increased $25.8 billion or 6%, particularly across term deposits (up 10%). Household deposits growth was in line with system1 and non- financial corporation deposits grew above system1. Customers continued to direct funds to mortgage offset accounts, supporting 4% growth in Australian non-interest bearing deposits;

•                   New Zealand deposits and other borrowings excluding certificates of deposits increased NZ$3.5 billion or 6%, with the increase fully funding loan growth during the year. Term deposits grew 9%, particularly across household and institutional segments. Non-interest bearing deposits increased 12% from growth in business and consumer transaction deposits, including growth in mortgage offset accounts; and

•                   Other overseas deposits and other borrowings excluding certificates of deposits increased $2.3 billion or 19% due to growth in deposits across Asia.

Certificates of deposits decreased $5.4 billion or 11%, reflecting reduced short-term wholesale funding issuance in this form.

Interest spread and margin – 2018 v 2017

Net interest margin was 2.13% in 2018, up 7 basis points compared to 2017. Key drivers of the margin increase were:

•                   2 basis points increase from loan spreads. This reflected the full period impact of pricing changes for certain Australian mortgages in late 2017, including interest only and investor lending, along with higher spreads on New Zealand mortgages. These gains were partly offset by the impact of customers switching from interest only to principal and interest loans, retention pricing, customer preference for lower spread basic products and competition across loan markets;

•                   2 basis points increase related to customer deposit spreads, mainly from term deposits, partly offset by the impact of lower rates on the hedging of transaction deposits;

•                   2 basis points decrease from a rise in short term wholesale funding costs, particularly in the second half of 2018;

•                   2 basis points increase from term wholesale funding as pricing for new term issuance was lower than the portfolio average;

•                   4 basis points decrease from the full period impact of the Bank Levy, which was introduced on 1 July 2017;

•                   1 basis point increase in capital and other largely from the positive effect of higher capital balances, partly offset by the impact of lower interest rates; and

•                   6 basis points increase from Treasury and Markets, due to increased Treasury revenue from interest rate risk management and a rise in contributions from fair value gains on economic hedges.

Non-interest income – 2018 v 2017

Non-interest income decreased $632 million or 10% over the year. 2018 was impacted by a number of items, including income related to the exit of the Hastings business ($135 million) partly offset by an increase in provisions for estimated customer refunds, payments, associated costs and litigation (up $52 million from $111 million in 2017 to $163 million in 2018).

Excluding the impact of these items and the partial sale of Pendal shares of $279 million in 2017, non-interest income was $436 million or 7% lower, primarily due to reduced markets income and lower banking fee income from the full period impact of regulatory changes to Australian credit card interchange fees and removal of ATM withdrawal fees.

Fees and commissions decreased $179 million or 7% compared to 2017, largely due to:

•                   additional provisions for estimated customer refunds, payments, associated costs and litigation ($101 million), related to Advice and retail banking products;

•                   lower revenue from the removal of ATM withdrawal fees and changes to transaction fees ($64 million);

•                   lower credit card income ($49 million) from the full period impact of regulatory changes to Australian interchange rates from 1 July 2017 and lower rewards redemptions; and

•                   lower corporate and institutional lending fees ($23 million) from a reduction in unused customer limits; partly offset by

•                   higher business lending fees ($40 million) primarily driven by portfolio growth; and

•                   lower credit card loyalty program costs down ($26 million) from changes to reward programs.

1.                Source: Australian Prudential Regulation Authority.

100	2019 Westpac Group Annual Report

Review of Group operations

Wealth management and insurance income increased $261 million or 15% compared to 2017, reflecting:

•                   a rise in Hastings revenue which included fees of $144 million related to the exit of the business, the associated costs can be seen in other expenses;

•                   a fall in provisions for estimated customer refunds and payments for wealth products ($49 million);

•                   higher revenue from investments in boutique funds ($43 million); and

•                   higher insurance income ($41 million) reflecting:

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

•                   lower platforms income ($14 million), impacted by margin compression and pricing changes to BT Panorama in July 2018. This was partly offset by the benefit of higher asset markets.

Trading income decreased $257 million or 21% compared to 2017. The majority of the reduction was due to a lower fixed income trading result.

Other income decreased $457 million or 86% compared to 2017 reflecting the partial sale of Pendal shares ($279 million) in 2017 that did not repeat, impairment loss on the remaining Pendal shares ($104 million), the impact of hedging future earnings (down $44 million) and lower rental income ($36 million).

Operating expenses – 2018 v 2017

Operating expenses increased $284 million or 3% compared to 2017. The key factors of the result were:

•                   higher costs related to exit of the Hastings business ($121 million), costs associated with implementing customer refunds and payments ($62 million) and provisions for litigation ($50 million);

•                   growth in regulation and compliance expenses of $184 million, including expenses related to the Royal Commission of $62 million;

•                   higher investment related expenses of $125 million largely across our banking and wealth platforms; and

•                   growth in other operating costs of $204 million; partly offset by

•                   lower intangible asset amortisation of $158 million; and

•                   productivity benefits of $304 million.

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

Other expenses increased $36 million or 2% during the year and contained a number of items, including the write- off of Hastings goodwill ($105 million) following the exit of that business, provisions for litigation ($50 million) and costs associated with implementing customer refunds and payments ($25 million). Excluding these items, expenses reduced by $144 million primarily due to lower amortisation of intangible assets (down $158 million) as a number of intangible assets were fully amortised during the year; postage and stationery costs decreased ($35 million) as customers migrated to electronic statements; and benefits from disciplined cost management. These were partly offset by costs associated with the Royal Commission.

Impairment charges – 2018 v 2017

Asset quality remained sound through 2018 with stressed assets to total committed exposures increasing by 3 basis points to 1.08%. The increase in stress mostly reflects higher mortgage delinquencies and a small rise in stressed exposures in Business. Impaired assets were lower, with gross impaired assets to gross loans 2 basis points lower at 0.20% compared to 30 September 2017.

Provisioning levels at 30 September 2018 of $3,053 million were $66 million lower compared to 30 September 2017. IAPs were $58 million lower in line with the decline in impaired facilities while CAPs were $8 million lower. Within CAPs the overlay was down $22 million to $301 million at 30 September 2018.

Impairment charges for 2018 of $710 million are equivalent to 10 basis points of average loans and were down $143 million when compared to 2017.

2019 Westpac Group Annual Report	101

Review of Group operations

Key movements included:

•                   total new IAPs less write-backs and recoveries were $112 million lower than 2017. This was due to lower new IAPs (down $239 million) partially offset by lower write-backs. The reduction in new IAPs was due to a small number of large impairments in WIB in 2017 while in 2018 no new large impaired loans (greater than $50 million) emerged during the year. New IAPs in Business were also lower. This was partially offset by higher new IAPs in New Zealand; and

•                   total new CAPs were $31 million lower due to a $110 million reduction in write-offs partially offset by a $79 million fall in the benefit from other changes in CAPs. Write-offs were lower, principally in Consumer from the credit card portfolio and in Business related to the auto finance and commercial portfolios. The overlay was $22 million lower in 2018 compared to a $66 million reduction in 2017.

Income tax expense – 2018 v 2017

The effective tax rate of 31.0% in 2018 was higher than the 2017 effective tax rate of 30.6%. The effective tax rate was higher than the Australian corporate tax rate of 30% due to the non-deductibility of certain expenses, including penalties and the write-off of Hastings goodwill associated with the exit of that business.

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

	2019	2019	2018	2017	2016	2015
As at 30 September	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	13,532	20,059	26,788	18,786	17,397	15,135
Collateral paid	4,000	5,930	4,787	5,716	8,205	8,137
Trading securities and financial assets measured at
fair value through income statement and investment
securities/available-for-sale securities	70,956	105,182	84,251	86,693	82,841	83,231
Derivative financial instruments	20,143	29,859	24,101	24,033	32,227	48,173
Loans	482,184	714,770	709,690	684,919	661,926	623,316
Life insurance assets	6,319	9,367	9,450	10,643	14,192	13,125
All other assets	14,476	21,459	20,525	21,085	22,414	21,039
Total assets	611,610	906,626	879,592	851,875	839,202	812,156
Collaterial received	2,217	3,287	2,184	2,477	1,784	4,045
Deposits and other borrowings	379,966	563,247	559,285	533,591	513,071	475,328
Other financial liabilities	19,708	29,215	28,105	30,799	28,704	30,671
Derivative financial instruments	19,628	29,096	24,407	25,375	36,076	48,304
Debt issues	122,411	181,457	172,596	168,356	169,902	171,054
Life insurance liabilities	4,977	7,377	7,597	9,019	12,361	11,559
All other liabilities	3,788	5,614	3,580	3,250	3,318	3,440
Total liabilities excluding loan capital	552,695	819,293	797,754	772,867	765,216	744,401
Loan capital	14,724	21,826	17,265	17,666	15,805	13,840
Total liabilities	567,419	841,119	815,019	790,533	781,021	758,241
Net assets	44,191	65,507	64,573	61,342	58,181	53,915
Total equity attributable to owners of Westpac Banking Corporation	44,155	65,454	64,521	61,288	58,120	53,098
Non-controlling interests	36	53	52	54	61	817
Total shareholders’ equity and non-controlling interests	44,191	65,507	64,573	61,342	58,181	53,915
Average balances
Total assets	603,581	894,724	873,310	854,058	831,439	791,719
Loans and other receivables[3]	469,009	695,240	681,201	657,628	631,266	596,378
Total equity attributable to owners of Westpac
Banking Corporation	42,981	63,714	62,017	58,556	55,896	49,361
Non-controlling interests	34	50	31	20	575	854

1.                Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.

2.                Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6746 (refer to ‘Reading this report’ section).

3.                Includes interest earning balances. Effective from 1 October 2018, loans and other receivables are net of Stage 3 provisions to reflect the adoption of AASB 9. For prior years, loans and receivables are net of provisions for impairment charges on loans (refer to Note 9 of the financial statements). Other receivables include cash and balances with central banks and other interest earning assets.

102	2019 Westpac Group Annual Report

Review of Group operations

Summary of consolidated ratios

As at 30 September	2019	2019	2018	2017	2016	2015
(in $m unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.12	2.12	2.13	2.06	2.10	2.09
Return on average assets[3]	0.76	0.76	0.93	0.94	0.90	1.01
Return on average ordinary equity[4]	10.65	10.65	13.05	13.65	13.32	16.23
Return on average total equity[5]	10.64	10.64	13.05	13.64	13.18	15.96
Capital ratios (%)
Average total equity to average total assets	7.13	7.13	7.10	6.86	6.79	6.34
Common equity Tier 1	10.67	10.67	10.63	10.56	9.48	9.50
Tier 1 ratio	12.84	12.84	12.78	12.66	11.17	11.38
Total capital ratio	15.63	15.63	14.74	14.82	13.11	13.26
Earning ratios
Basic earnings per ordinary share (cents)[6]	132.6	196.5	237.5	238.0	224.6	255.0
Diluted earnings per ordinary share (cents)[7]	127.8	189.5	230.1	229.3	217.8	248.2
Dividends per ordinary share (cents)	117	174.0	188	188	188	187
Dividend payout ratio (%)	88.83	88.83	79.52	79.28	84.19	73.39
Credit quality ratios
Loans written off (net of recoveries)	662	982	948	1,488	1,052	1,107
Loans written off (net of recoveries) to average loans (bps)	14	14	14	22	16	18

Balance sheet review

Assets – 2019 v 2018

Total assets as at 30 September 2019 were $906.6 billion, an increase of $27.0 billion or 3% compared to 30 September 2018. Significant movements during the year included:

•                   cash and balances with central banks decreased $6.7 billion or 25% reflecting lower liquid assets held in this form;

•                   collateral paid increased $1.1 billion or 24% mainly due to an increase in collateralised derivative liabilities;

•                   trading securities and financial assets measured at fair value through income statement (FVIS), available-for- sale securities and investment securities increased $20.9 billion or 25% reflecting higher liquid assets held in this form;

•                   derivative assets increased $5.8 billion or 24% mainly driven by movements in cross currency swaps, foreign currency forward contracts and interest rate swaps; and

•                   loans grew $5.1 billion or 1%. Refer to loan quality – 2019 v 2018 below for further information.

Liabilities and equity – 2019 v 2018

Total liabilities as at 30 September 2019 were $841.1 billion, an increase of $26.1 billion or 3% compared to 30 September 2018. Significant movements during the year included:

•                   collateral received increased $1.1 billion or 51% due to an increase in collateralised derivative assets;

•                   deposits and other borrowings increased $4.0 billion or 1%;

•                   other financial liabilities increased $1.1 billion or 4% mainly driven by securities sold under agreements to repurchase and interbank deposits, partially offset by decreases in accrued interest payable and other financial liabilities;

•                   derivative liabilities increased $4.7 billion or 19% driven by movements in cross currency swaps and interest rate swaps;

•                   debt issues increased $8.9 billion or 5% ($1.8 billion or 1% decrease excluding foreign currency translation impacts, fair value and hedge accounting adjustments); and

•                   loan capital increased $4.6 billion or 26% mainly due to $3.2 billion net issuance of Tier 2 capital instruments in response to APRA’s Total Loss Absorbing Capital announcement and $1.3 billion impact of hedging and foreign currency translation.

1.                Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6746 (refer to ‘Reading this report’ section).

2.                Calculated by dividing net interest income by average interest earning assets.

3.                Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average total assets.

4.                Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity.

5.                Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity and non-controlling interests.

6.                Based on the weighted average number of fully paid ordinary shares.

7.                Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

2019 Westpac Group Annual Report	103

Review of Group operations

Equity attributable to owners of Westpac Banking Corporation increased $0.9 billion or 1% reflecting retained profits and shares issued under the 2019 interim dividend reinvestment plan (DRP) and 2018 final DRP, partially offset by $0.7 billion opening retained earnings adjustment due to the adoption of new accounting standards and dividends paid during the year.

Loan quality – 2019 v 20181

	As at 30 September
$m	2019	2018	2017
Total gross loans[1]	718,378	712,504	687,785
Average gross loans
Australia	622,241	611,398	588,920
New Zealand	78,065	73,000	72,269
Other overseas	16,615	16,228	12,837
Total average gross loans	716,921	700,626	674,026

Total gross loans represented 79% of the total assets of the Group as at 30 September 2019, 2% lower compared with 30 September 2018. The decrease was mainly due to greater holdings of liquid assets and movements in cross currency swaps and interest rate swaps.

Australian average gross loans were $622.2 billion in 2019, an increase of $10.8 billion or 2% from $611.4 billion in 2018. This increase was primarily due to growth in housing loans.

New Zealand average gross loans were A$78.1 billion in 2019, an increase of A$5.1 billion or 7% from A$73.0 billion in 2018. Excluding foreign currency translation impacts, New Zealand average gross loans grew A$2.7 billion or 4%. The growth was mostly from fixed rate housing loans and business lending, partially offset by lower personal lending and credit cards.

Other overseas average loans were $16.6 billion in 2019, an increase of $0.4 billion or 2% from $16.2 billion in 2018. This was primarily due to the depreciation of AUD against USD.

Approximately 14% of the loans at 30 September 2019 mature within one year and 17% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

Housing and personal loans that were past due, can be disaggregated based on days overdue at 30 September 2019 as follows:

Consolidated		2019			2018
$m	30-89 days	90+ days	Total	30-89 days	90+ days	Total
Loans
Loans - housing	3,574	4,063	7,637	3,133	3,271	6,404
Loans - personal	395	356	751	427	371	798
Total	3,969	4,419	8,388	3,560	3,642	7,202

Impaired exposures2,3

	As at 30 September
$m	2019	2018	2017	2016	2015
Impaired exposures
Housing and business loans:
Gross	1,327	1,019	1,142	1,851	1,593
Provisions	(534)	(458)	(507)	(885)	(689)
Net	793	561	635	966	904
Personal loans greater than 90 days past due:
Gross	405	371	373	277	263
Provisions	(248)	(189)	(195)	(166)	(172)
Net	157	182	178	111	91
Restructured:
Gross	31	26	27	31	39
Provisions	(10)	(6)	(12)	(16)	(16)
Net	21	20	15	15	23
Net impaired exposures	971	763	828	1,092	1,018
Provisions for ECL/impairment on loans and credit commitments
Individually assessed provisions	412	422	480	869	669
Collectively assessed provisions	3,501	2,631	2,639	2,733	2,663
Total provisions for ECL/impairment on loans and credit commitments	3,913	3,053	3,119	3,602	3,332
Loan quality
Total provisions for ECL/impairment charges on impaired exposures to total impaired exposures[3]	44.92%	46.12%	46.30%	49.42%	46.28%
Gross impaired exposures to total gross loans	0.25%	0.20%	0.22%	0.32%	0.30%
Total provisions for ECL/impairment on loans and credit commitments to gross loans	0.54%	0.43%	0.45%	0.54%	0.53%
Total provisions for ECL/impairment on loans and credit commitments to gross impaired exposures	222.0%	215.6%	202.3%	166.8%	175.8%

1.           Gross loans are stated before related provision for ECL/impairment charges on loans and credit commitments.

2.           The Group has adopted AASB9 and AASB15 from 1 October 2018. Comparatives have not been restated. Refer to Note 1 for further detail.

3.           Impaired provisions relating to impaired loans include IAP plus the proportion of the CAP that relates to impaired loans. The proportion of the CAP that relates to impaired loans was $380 million as at 30 September 2019 (2018: $231 million, 2017: $234 million, 2016: $198 million, 2015: $208 million). This sum is compared to the total gross impaired loans to determine this ratio.

104	2019 Westpac Group Annual Report

Review of Group operations

The credit quality remained sound over 2019, with total stressed exposures to TCE increasing by 12 basis points to 1.20%. Total impaired exposures as a percentage of total gross loans were 0.25% at 30 September 2019, an increase of 0.05% from 0.20% at 30 September 2018.

At 30 September 2019, we had one impaired counterparty with exposure greater than $50 million, accounting for 4% of total impaired loans. This compares to one impaired counterparty with exposure greater than $50 million in 2018 accounting for 4% of total impaired loans. There was one impaired counterparty at 30 September 2019 that was less than $50 million and greater than $20 million (2018: two impaired counterparties).

At 30 September 2019, 79% of our exposure was to either investment grade or secured consumer mortgage segment (2018: 79%, 2017: 78%, 2016: 78%, 2015: 77%) and 96% of our exposure as at 30 September 2019 was in Australia, New Zealand and the Pacific region (2018: 95%, 2017: 96%, 2016: 96%, 2015: 95%).

We believe that Westpac remains appropriately provisioned. Total impairment provisions for impaired exposure to total impaired exposure coverage at 44.9% at 30 September 2019 compared to 46.1% at 30 September 2018. Total provisions for ECL on loans and credit commitments to total impaired exposures represented 222.0% of total impaired loans as at 30 September 2019, up from 215.6%1 at 30 September 2018. Total provisions for ECL on loans and credit commitments to total loans were 0.54% at 30 September 2019, up from 0.43%1 at 30 September 2018 (2017: 0.45%)1.

Group mortgage loans 90 days past due at 30 September 2019 were 0.82% of outstandings, up from 0.67% of outstandings at 30 September 2018 (2017: 0.62%).

Group other consumer loan delinquencies (including credit card and personal loan products) were 1.69% of outstandings as at 30 September 2019, up from 1.64% of outstandings as at 30 September 2018 (2017: 1.57%).

Potential problem loans as at 30 September 2019 amounted to $1,297 million, a decrease of 23% from $1,691 million at 30 September 2018. The decrease in potential problem loans was mainly due to the downgrade of a Institutional counterparty to impaired over the year.

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

Capital resources

APRA measures an ADI’s regulatory capital using three measures:

•                   Common Equity Tier 1 Capital (CET1) comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes;

•                   Tier 1 Capital being the sum of CET1 and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics; and

•                   Total Regulatory Capital being the sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

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

APRA also requires ADIs to hold additional CET1 buffers comprising of:

•                   a capital conservation buffer (CCB) of 3.5% for ADIs designated by APRA as domestic systemically important banks (D-SIBs) unless otherwise determined by APRA, which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and

•                   a countercyclical capital buffer. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to zero for Australia and New Zealand.

Collectively, the above buffers are referred to as the “Capital Buffer” (CB). Should the CET1 capital ratio fall within the capital buffer range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 Capital distributions and discretionary staff bonuses.

1.                The provisions for impairment charges on loans and credit commitments were determined under AASB139.

2019 Westpac Group Annual Report	105

Review of Group operations

Capital actions

While Westpac’s CET1 capital ratio is above APRA’s ‘unquestionably strong’ benchmark of 10.5%, the Group’s lower cash earnings, new operational risk capital overlays and changes in the calculation of risk weighted assets has impacted the Group’s capital generation over the year. Given our priority for balance sheet strength and our goal to support customer growth, we are seeking to raise approximately $2.5 billion in capital to provide an increased buffer above APRA’s unquestionably strong benchmark. The raising also creates flexibility for changes in capital rules and potential litigation or regulatory action. The raising is expected to lift the Group’s CET1 ratios by around 46-581 basis points.

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•                   the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•                   consideration of both economic and regulatory capital requirements;

•                   a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•                   consideration of the perspectives of external stakeholders, including rating agencies and equity and debt investors.

In light of APRA’s ‘unquestionably strong’ capital benchmarks, Westpac will seek to operate with a CET1 capital ratio above 10.5% in March and September as measured under the existing capital framework. Additional buffers may also be held to reflect challenging or uncertain environments. This also takes into consideration:

•                   Current regulatory capital minimums and the capital conservation buffer (CCB), which together are the total CET1 requirement2;

•                   Stress testing to calibrate an appropriate buffer against a downturn; and

•                   Quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital level once APRA finalises its review of the capital adequacy framework.

Total regulatory capital developments

On 9 July 2019 APRA announced that it will require the major banks (including Westpac) to lift Total Regulatory Capital by three percentage points of RWA by 1 January 2024 in order to boost loss absorbing capacity and support orderly resolution. APRA also confirmed that its overall long term target of an additional four to five percentage points of loss absorbing capacity remains unchanged, and that it will consider the most feasible alternative method of sourcing the remaining one to two percentage points, taking into account the particular characteristics of the Australian financial system.

Further details of APRA’s regulatory changes are set out in the Significant Developments section of the 2019 Annual Report.

1.                Based on risk weighted assets as at 30 September 2019, a 46 basis point increase reflects the impact of the placement only of $2 billion, while a 58 basis point increase reflects the impact of both the placement and the share purchase plan, assuming the share purchase plan raises $500 million (the basis point impacts are net of issue costs).

2.                Noting that APRA may apply higher CET1 requirements for an individual ADI.

106	2019 Westpac Group Annual Report

Review of Group operations

Basel Capital Accord

APRA’s Prudential Standards are generally consistent with the International Regulatory Framework for Banks, also known as Basel III, issued by the Basel Committee on Banking Supervision (BCBS), except where APRA has exercised certain discretions. On balance, the application of these discretions acts to reduce capital ratios reported under APRA’s Prudential Standards relative to the BCBS approach and to those reported in some other jurisdictions.

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

Westpac’s Level 2 regulatory capital ratios as at 30 September are summarised in the table below. Westpac’s Pillar 3 Report provides further details regarding Westpac’s capital structure.

$m	2019	2018
Common equity	64,320	63,576
Deductions from common equity	(18,568)	(18,337)
Total common equity after deductions	45,752	45,239
Additional Tier 1 capital	9,299	9,144
Net Tier 1 regulatory capital	55,051	54,383
Tier 2 capital	12,226	8,565
Deductions from Tier 2 capital	(255)	(233)
Total Tier 2 capital after deductions	11,971	8,332
Total regulatory capital	67,022	62,715
Credit risk	367,864	362,749
Market risk	9,350	6,723
Operational risk	47,680	39,113
Interest rate risk in the banking book	530	12,989
Other assets	3,370	3,810
Total risk weighted assets	428,794	425,384
Common Equity Tier 1 capital ratio	10.67%	10.63%
Additional Tier 1 capital ratio	2.17%	2.15%
Tier 1 capital ratio	12.84%	12.78%
Tier 2 capital ratio	2.79%	1.96%
Total regulatory capital ratio	15.63%	14.74%

2019 Westpac Group Annual Report	107

Review of Group operations

Purchase of equity securities

The following table details share repurchase activity for the year ended 30 September 2019:

				Maximum Number
			Total Number of	(or Approximate $ Value)
			Ordinary Shares	of Ordinary Shares that
	Total Number of	Average Price Paid	Purchased as	May Yet Be Purchased
	Ordinary Shares	per Ordinary Share	Part of a Publicly	Under the Plans or
	Purchased	$	Announced Program	Programs
Month
October (2018)	86,722	27.33	–	n/a
November (2018)	1,142,256	25.41	–	n/a
December (2018)	2,446,726	25.38	–	n/a
January (2019)	–	–	–	n/a
February (2019)	831	26.84	–	n/a
March (2019)	129,335	26.32	–	n/a
April (2019)	3,538	26.26	–	n/a
May (2019)	72,970	26.45	–	n/a
June (2019)	35,684	27.38	–	n/a
July (2019)	63,512	28.02	–	n/a
August (2019)	856	28.32	–	n/a
September (2019)	8,817	28.63	–	n/a
Total	3,991,247	25.55	–	–

Purchases of ordinary shares during the year were made on market and relate to the following:

•                   to deliver to eligible employees under the Employee Share Plan (ESP): 1,061,442 ordinary shares;

•                   to deliver to employees upon the exercise of options and performance share rights: 221,874 ordinary shares;

•                   Treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: nil ordinary shares; and

•                   to allocate to eligible employees under the Restricted Share Plan (RSP): 2,707,931 ordinary shares.

Refer to Note 28 to the financial statements for a discussion of Treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual obligations as at 30 September 2019:

$m	Up to 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
On balance sheet long-term debt[1]	31,090	35,806	50,674	38,049	155,619
Operating leases[2]	608	980	736	1,421	3,745
Total contractual cash obligations	31,698	36,786	51,410	39,470	159,364

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments3

The following table shows our significant commercial commitments as at 30 September 2019:

$m	Up to 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total
Letters of credit and guarantees	7,334	4,639	719	2,458	15,150
Commitments to extend credit	41,488	58,402	12,917	63,195	176,002
Other	125	-	–	63	188
Total commercial commitments	48,947	63,041	13,636	65,716	191,340

1.           Refer to Note 18 to the financial statements for details of on balance sheet long-term debt.

2.           Refer to Note 26 to the financial statements for details of operating leases.

3.           The numbers in this table are notional amounts (refer to Note 27 to the financial statements).

108	2019 Westpac Group Annual Report

Divisional performance

Divisional performance – 2019 v 2018

On 19 March 2019, the Group announced changes to the way it supports customer’s wealth and insurance needs, realigning its BT Financial Group (BTFG) businesses into expanded Consumer and Business divisions and exiting the provision of personal financial advice by Westpac Group salaried financial advisers and authorised representatives. As a result, the insurance business was transferred to Consumer, the funds management business was transferred to Business , and the Advice business and certain support functions were transferred to Group Businesses. Changes to the Group’s organisation structure were effective from 1 April 2019 and the results of the operating segments for 2018 and 2017 have been restated.

Westpac reports under the following four primary customer-facing business divisions:

•              Consumer:

–             is responsible for sales and service of banking and financial products and services to consumer customers in Australia;

–             responsible for the Group’s Australian insurance business, which covers the manufacture and distribution of life, general and lenders mortgage insurance; and

–             operates under the Westpac, St.George, BankSA, Bank of Melbourne, RAMS and BT brands.

•              Business:

–             is responsible for sales and service of banking and financial products and services for SME and commercial business customers in Australia. SME and Commercial business customers typically have facilities up to approximately $150 million;

–             is responsible for Private Wealth, serving the banking needs of high net worth customers across the banking brands;

–             is responsible for the manufacture and distribution of investments (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms; and

–             operates under the Westpac, St.George, BankSA, Bank of Melbourne and BT brands.

•              Westpac Institutional Bank:

–             is responsible for delivering a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand;

–             services include financing, transactional banking, financial and debt capital markets;

–             customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia; and

–             also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea.

•              Westpac New Zealand:

–             responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

–             customer base includes consumers, business and institutional customers; and

–             operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

•              Group Businesses include:

–             Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

–             Group Technology, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

–             Core Support, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations;

–             Following the Group’s decision to restructure the Wealth operating segment and to exit of the Advice business in March 2019, the remaining Advice activities (including associated remediation) and certain support functions have been transferred to Group Businesses; and

–             Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally held provisions.

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

2019 Westpac Group Annual Report	109

Divisional performance

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 2 of the Financial Statements.

To determine cash earnings, three categories of adjustments are made to statutory results:

•              material items that key decision makers at the Westpac Group believe do not reflect operating performance;

•              items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging; and

•              accounting reclassifications between individual line items that do not impact statutory results.

The discussion of our divisional performance in this section is presented on a cash earnings basis unless otherwise stated. Cash earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Outlined below are the cash earnings adjustments to the reported result:

•              amortisation of intangible assets: Identifiable intangible assets arising from business acquisitions are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders. The last of these intangible assets were fully amortised in December 2017;

•              fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

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

•              ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•              adjustment related to Pendal (previously BTIM): Consistent with prior years’ treatment, this item have been treated as a cash earnings adjustment given their size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining 10% shareholding in Pendal at some future date. From September 2018, this adjustment relates to the mark to market of the shares and separation costs related to the original sell down. Any future gain or loss on this shareholding will similarly be excluded from the calculation of cash earnings;

•              Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and

•              accounting reclassifications between individual line items that do not impact reported results comprise:

–             policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and

–             operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis.

•              for Westpac, AASB 9 and AASB 15 were adopted on 1 October 2018 and as comparatives were not restated, line item movements in our reported results are not directly comparable across periods. In order to provide the operational trends in business, we have revised the 2018 and 2017 cash earnings comparatives as if the standards applied on 1 October 2017, except for expected credit loss provisioning which is not feasible. These adjustments do not impact 2018 and 2017 cash earnings but affect individual line items. These adjustments are comprised of:

–             line fees: The Group has reclassified line fees (mostly Business) from non-interest income to net interest income to more appropriately reflect the relationship with drawn lines of credit;

–             card scheme: Support payments received from Mastercard and Visa have been reclassified to non-interest income and related expenses have been reclassified to operating expenses;

–             interest carrying adjustment: Interest on performing loans (stage 1 and stage 2 loans) is now measured on the gross loan value. Previously, interest on performing loans was recognised on the loan balance net of provisions. This adjustment increases interest income and impairment charges;

–             other fees and expenses: The Group has restated the classification of a number of fees and expenses. This has resulted in the grossing up of net interest income, non-interest income, impairment charges and operating expenses; and

–            merchant terminal costs: Some variable costs related to Westpac’s merchant terminal business have been reclassified between non-interest income and operating expenses.

110	2019 Westpac Group Annual Report

Divisional performance

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

Comparatives have also been restated for:

•                   recent customer migration between divisions. This includes restatements to divisional income statements and balance sheets;

•                   refinement in expense allocations; and

•                   changes to the Group’s organisation structure following the realignment of the BTFG businesses into Consumer, Business and Group Businesses.

Cash earnings by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2019, 2018 and 2017. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

$m	2019	2018	2017
Consumer	3,288	3,423	3,452
Business	2,431	2,756	2,554
Westpac Institutional Bank	1,014	1,093	1,163
Westpac New Zealand	985	934	917
Group Businesses	(869)	(141)	(24)
Total cash earnings	6,849	8,065	8,062

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

Additional provisions

Net profit for 2019 was impacted by additional provisions after tax of $1,130 million for:

•                   Estimated customer refunds and payments, associated costs, and litigation of $958 million; and

•                   Restructuring costs associated with the restructuring of the Wealth business of $172 million.

The tables below show the impact of the estimated customer refunds, payments, associated costs, litigation, and restructuring costs on the divisions for 2019 and 2018. Restructuring costs associated with the restructuring of the wealth business is only reflected in Group Business and were only incurred in 2019.

2019 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand ($A)	Group Businesses	Group
Net interest income	(85)	(246)	–	(13)	–	(344)
Non-interest income	(2)	(55)	–	(4)	(759)	(820)
Benefits/(expenses)	25	(87)	–	(15)	(384)	(461)
Core earnings	(62)	(388)	–	(32)	(1,143)	(1,625)
Tax and non-controlling interests	29	118	–	9	339	495
Cash earnings	(33)	(270)	–	(23)	(804)	(1,130)

2018 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand ($A)	Group Businesses	Group
Net interest income	(99)	–	–	(2)	(4)	(105)
Non-interest income	(12)	–	–	(11)	(140)	(163)
Expenses	(39)	(5)	–	(3)	(65)	(112)
Core earnings	(150)	(5)	–	(16)	(209)	(380)
Tax and non-controlling interests	36	–	–	4	59	99
Cash earnings	(114)	(5)	–	(12)	(150)	(281)

2019 Westpac Group Annual Report	111

Divisional performance

Consumer

Consumer is responsible for sales and service to consumer customers in Australia. Consumer is also responsible for the Group’s insurance business which covers the manufacture and distribution of life, general and lenders mortgage insurances. The division also uses a third party to manufacture certain general insurance products. Banking products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands, while insurance products are provided under Westpac and BT brands. Consumer works with Business and WIB in the sales, service, and referral of certain financial services and products including superannuation, platforms, auto lending and foreign exchange. The revenue from these products is mostly retained by the product originators.

Financial performance

$m	2019	2018	2017
Net interest income	7,942	7,850	7,733
Non-interest income	1,141	1,311	1,351
Net operating income before operating expenses and impairment charges	9,083	9,161	9,084
Operating expenses	(3,817)	(3,774)	(3,548)
Impairment charges	(581)	(486)	(600)
Profit before income tax	4,685	4,901	4,936
Income tax expense	(1,397)	(1,478)	(1,484)
Cash earnings for the year	3,288	3,423	3,452
Net cash earnings adjustments	–	(15)	(116)
Net profit attributable to owners of Westpac Banking Corporation	3,288	3,408	3,336
	$bn	$bn	$bn
Deposits and other borrowings	209.3	206.2	196.2
Net loans	388.5	385.4	370.3
Total assets	399.2	395.6	381.8
Total operating expenses to net operating income ratio	42.02%	41.20%	39.06%

2019 v 2018

Cash earnings were 4% lower from a decline in non-interest income mainly reflecting weather related general insurance claims, and an increased impairment charge. Cash earnings also benefited from a reduction in provisions for estimated customer refunds, payments, associated costs and litigation.

Net interest income up $92 million, 1%

•         Lending increased 1% with growth in mortgages, partly offset by a decline in other personal lending and higher provisions associated with the adoption of AASB 9. The decline in personal lending was due to a 6% reduction in cards and lower personal loans;

•         A 4% rise in transaction accounts, and 5% increase in savings accounts supported the 2% rise in deposits. Term deposits were 6% lower; and

•         Net interest margin was down 3 basis points. The decline was due to lower mortgage spreads from increased competition and changes in mortgage mix with less interest only lending. The decline was partly offset by mortgage repricing late in 2018.

Non-interest income down $170 million, 13%

•         The decline was mostly due to lower insurance income down ($116 million), from higher weather related claims ($70 million), and lower life insurance income related to the impact of the Protecting Your Super legislation and from higher claims; and

•         Lower fee income from a contraction in net interchange fees and reduced transaction volumes across banking products.

Operating expenses up $43 million, 1%

•         Operating expenses benefited from the reversal of provisions raised for estimated associated costs and litigation in respect to customer refunds and payments, a benefit of $25 million, compared to a charge of $39 million in 2018. Excluding the benefit of this turnaround, operating expenses were up 3%;

•         The rise was due to higher investment related costs including for the customer service hub, and costs associated with regulatory change projects; and

•         Higher costs from annual salary reviews and inflation based increases were more than offset by productivity gains of $125 million mostly from organisational redesign, rationalisation of 57 branches and 349 ATMs, and further use of digital channels, all of which contributed to a reduction in FTE. Lower variable remuneration also contributed.

Impairment charges up $95 million, 20%

•         Credit quality remains sound, although stress was higher with stressed exposures to TCE at 0.81% up 16 basis points consistent with the deterioration in the operating environment;

•         Mortgage 90+ day delinquencies were up 16 basis points to 0.90% while other consumer 90+ day delinquencies were up 25 basis points; and

•         Impairment charges were higher driven by the rise in delinquencies.

112	2019 Westpac Group Annual Report

Divisional performance

Business

Business provides business banking and wealth facilities and products for customers across Australia. Business is responsible for manufacturing and distributing facilities to SME and Commercial business customers (including Agribusiness) generally for up to $150 million in exposure. SME customers include relationship managed and non-relationship managed SME customers (generally between $100k-$250k facilities). The division offers a wide range of banking products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance and property finance. The division is also responsible for Private Wealth and the manufacture and distribution of investments (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. Business operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Business works with Consumer and WIB in the sale, referral and service of select financial services and risk management products (including corporate superannuation, foreign exchange and interest rate hedging). The revenue from these products is mostly retained by the product originators.

Financial performance

$m	2019	2018	2017
Net interest income	5,092	5,284	4,950
Non-interest income	1,464	1,640	1,617
Net operating income before operating expenses and impairment charges	6,556	6,924	6,567
Operating expenses	(2,805)	(2,651)	(2,548)
Impairment charges	(272)	(321)	(369)
Profit before income tax	3,479	3,952	3,650
Income tax expense	(1,048)	(1,196)	(1,096)
Cash earnings for the year	2,431	2,756	2,554
Net cash earnings adjustments	(45)	(76)	150
Net profit attributable to owners of Westpac Banking Corporation	2,386	2,680	2,704
	$bn	$bn	$bn
Deposits and other borrowings	147.8	143.8	137.9
Net loans	173.0	173.6	169.4
Total assets	187.4	188.2	183.7
Total operating expenses to net operating income ratio	42.79%	38.29%	38.80%

2019 v 2018

Cash earnings of $2,431 million were $325 million (or 12%) lower than 2018 with performance impacted by provisions for estimated customer refunds and payments and associated costs of $270 million after tax. Excluding these provisions, cash earnings were $60 million or 2% lower from a reduction in non-interest income and increased regulatory expenditure, partially offset by an increase in net interest margin and a reduction in impairment charges.

Net interest income down $192 million, 4%

•         Lending was largely flat with growth in business lending offset by slower new auto lending;

•         Deposits increased 3% mostly in transaction and at call balances. These gains were partly offset by a 4% decline in term deposits; and

•         Net interest margin declined 12 basis points with provisions for customer refunds and payments ($246 million) contributing 15 basis points to the decline. Excluding this impact, the net interest margin was up 3 basis points from loan repricing, partly offset by lower deposit spreads and a shift in the mortgage mix from interest only to principal and interest.

Non-interest income down $176 million, 11%

•         Provisions for estimated customer refunds and payments of $55 million contributed to a decrease in non-interest income. Excluding these provisions, non-interest income was down $121 million or 7% mostly due to:

–             A reduction in merchant income due to changes in scheme charges; and

–             Lower wealth income ($85 million) from platform margin compression due to new platform pricing, product mix changes, the cessation of grandfathered commission payments and implementation of Protecting Your Super reforms.

Operating expenses up $154 million, 6%

•         Provisions for estimated costs of $87 million, to implement the division’s remediation program, was one of the main drivers increasing expenses. Excluding these costs, expenses were up 3% due to;

–             Higher regulatory and compliance costs as well as increased amortisation of investments and wealth project costs; and

–             Other cost increases, mostly salary rises, were largely offset by lower variable reward and productivity benefits including operating model simplification and continued digitisation and product simplification.

Impairment charges down $49 million, 15%

•         The level of stressed exposures increased 24 basis points from increased Commercial stressed exposures across a broad number of industries; and

•         Impairment charges decreased from lower individual and collective provisions.

2019 Westpac Group Annual Report	113

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers operating in, or with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific providing a full range of banking services in Fiji and PNG. WIB works with all the Group’s divisions in the provision of markets related financial needs including foreign exchange and fixed interest solutions.

Financial performance

$m	2019	2018	2017
Net interest income	1,443	1,442	1,354
Non-interest income	1,292	1,565	1,716
Net operating income before operating expenses and impairment charges	2,735	3,007	3,070
Operating expenses	(1,284)	(1,449)	(1,358)
Impairment (charges)/benefits	(46)	16	(79)
Profit before income tax	1,405	1,574	1,633
Income tax expense	(386)	(476)	(463)
Profit attributable to non-controlling interests	(5)	(5)	(7)
Cash earnings for the year	1,014	1,093	1,163
Net cash earnings adjustments	–	–	–
Net profit attributable to owners of Westpac Banking Corporation	1,014	1,093	1,163
	$bn	$bn	$bn
Deposits and other borrowings	101.3	104.9	92.2
Net loans	75.4	77.4	74.8
Total assets	98.0	102.5	103.3
Total operating expenses to net operating income ratio	46.95%	48.19%	44.23%

2019 v 2018

Cash earnings of $1,014 million was $79 million (or 7%) lower compared to 2018, primarily from a $78 million movement in derivative valuation adjustments, no contribution from Hastings and a $62 million increase in impairment charges. The exit of Hastings in 2018 had a $17 million impact on cash earnings but had a more significant impact on the movements in individual line items. In 2018 Hastings added $203 million to non-interest income, $158 million to expenses and $29 million to tax.

Net interest income up $1 million, flat

•         Net loans were 3% lower reflecting a focus on return. This included a decline in property lending;

•         Deposits were 3% lower, mostly from a reduction in government balances; and

•         Net interest margin down 1 basis point from lower deposits spreads and a change in funding mix, partly offset by higher loan spreads consistent with the return focus.

Non-interest income down $273 million, 17%

•         Excluding Hastings (2018 $203 million; 2019 nil), non-interest income was down $70 million, or 5%, from:

–             A $78 million movement in derivative valuation adjustment (a $14 million benefit in 2018 to a $64 million charge in 2019); and

–             Partly offset by increase in syndication fees from some large transactions in 2019.

Operating expenses down $165 million, 11%

•         Excluding Hastings (2018 $158 million; 2019 nil), expenses were down $7 million, or 1%, from

–             Productivity benefits from organisation redesign (FTE down 8%) and lower variable reward costs; and

–             Partly offset by higher regulatory, risk and compliance costs, particularly related to updated requirements for the new Banking Code of Practice and responding to regulator requests.

Impairment charge of $46 million (compared to a benefit of $16 million in FY18)

•         Credit quality remains sound with stressed exposures to TCE of 0.68%. This was up 2 basis point over the year but remains low in historical terms; and

•         Impairment charges were higher due to provisions associated with the migration of two long standing stressed exposures into impaired.

114	2019 Westpac Group Annual Report

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

Financial performance

NZ$m	2019	2018	2017
Net interest income	1,967	1,958	1,819
Non-interest income	448	406	438
Net operating income before operating expenses and impairment charges	2,415	2,364	2,257
Operating expenses	(993)	(930)	(949)
Impairment (charges)/benefits	10	(25)	55
Profit before income tax	1,432	1,409	1,363
Income tax expense	(390)	(393)	(392)
Profit attributable to non-controlling interests	–	–	–
Cash earnings for the year	1,042	1,016	971
Net cash earnings adjustments	(1)	14	(15)
Net profit attributable to owners of Westpac Banking Corporation	1,041	1,030	956
	$bn	$bn	$bn
Deposits and other borrowings[1]	64.5	61.9	58.4
Net loans	84.2	80.4	77.3
Total assets	97.1	90.0	88.3
Total funds	11.5	10.7	10.1
Total operating expenses to net operating income ratio	41.12%	39.34%	42.05%

2019 v 2018

Cash earnings increased 3% over 2018. The increase in cash earnings was supported by a NZ$40 million gain on the sale of Paymark, and a NZ$10 million impairment benefit partly offset by higher risk management and regulatory costs.

Net interest income up NZ$9 million, Flat

•         Loans increased 5%, or NZ$3.8 billion. Mortgages increased NZ$2.6 billion, with the majority of mortgage growth in fixed rate products. Business growth (up NZ$1.3 billion) was distributed across a range of sectors;

•         Deposits increased 4% with a NZ$1.7 billion rise in non-interest bearing and at call accounts and a NZ$0.9 billion rise in term deposits; and

•         Net interest margin declined 8 basis points. Most of the decline (5 basis points) was due to mix from the increase in lower spread products, particularly fixed rate mortgages. A fall in deposit spreads from lower interest rates also contributed to the decline in margin.

Non-interest income up NZ$42 million, 10%

•         The gain on sale of Paymark contributed most (NZ$40 million) of the increase in non-interest income;

•         Higher investment income from a 7% increase in fund balances, higher business fees, and a reduction in provisions for customer refunds and payments, also contributed to the increase; and

•         This was partly offset by lower fee income following the decision to simplify certain consumer fees.

Operating expenses up NZ$63 million, 7%

•         Most of the increase was driven by further investment in risk management and regulatory programs.

•         Provisions for estimated costs of NZ$16 million, to implement the division’s remediation program also contributed to the increase; and

•         Excluding investment and the above provisions, costs were broadly unchanged with increases in salaries and other inflation linked costs offset by productivity savings from increased digitisation of activities, with FTE down 1% and lower variable remuneration.

Impairment benefit of NZ$10 million (compared to an impairment charge of NZ$25 million in FY18)

•         Credit quality remains sound, with stressed exposures to TCE of 1.66%, 9 basis points higher than September 2018 with most of the increase in stress in exposures that are well secured. Other consumer 90+ day delinquencies increased 20 basis points to 82 basis points, with much of the rise due to the decline in the portfolio; and

•         Impairment benefit mostly from write-back of collectively assessed provision.

1.                Refers to total customer deposits in this table.

2019 Westpac Group Annual Report	115

Divisional performance

AUD$m	2019	2018	2017
Net interest income	1,860	1,799	1,706
Non-interest income	423	373	410
Net operating income before operating expenses and impairment charges	2,283	2,172	2,116
Operating expenses	(939)	(855)	(890)
Impairment (charges)/benefits	10	(22)	51
Profit before income tax	1,354	1,295	1,277
Income tax expense	(369)	(361)	(360)
Profit attributable to non-controlling interests	-	-	-
Cash earnings for the year	985	934	917
Net cash earnings adjustments	(1)	13	(14)
Net profit attributable to owners of Westpac Banking Corporation	984	947	903

	$bn	$bn	$bn
Deposits and other borrowings	59.7	56.7	53.7
Net loans	78.0	73.6	71.1
Total assets	90.0	82.4	81.3
Total funds	10.7	9.8	9.3
Total operating expenses to net operating income ratio[1]	41.12%	39.34%	42.05%

1.                Ratios calculated using NZ$.

116	2019 Westpac Group Annual Report

Divisional performance

Group Businesses

This segment comprises:

•              Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and the management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

•              Group Technology1, which is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration in Australia;

•              Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations; and

•              Following the Group’s decision to restructure its wealth operations and exit its Advice business in March 2019, the residual Advice operations (including associated remediation) and certain support functions of BTFG Australia have been transferred to Group Businesses.

Group Technology costs are fully allocated to other divisions in the Group. Core Support costs are partially allocated to other divisions, while Group Head Office costs are retained in Group Businesses.

Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate the presentation of the performance of the Group’s divisions, gains/losses from most asset sales, earnings and costs associated with the Group’s Fintech investments, and certain other head office items such as centrally raised provisions.

Financial performance

$m	2019	2018	2017
Net interest income	616	812	712
Non-interest income	(618)	89	181
Net operating income before operating expenses and impairment charges	(2)	901	893
Operating expenses	(1,186)	(969)	(834)
Impairment benefits	95	1	43
Profit before income tax	(1,093)	(67)	102
Income tax (expense)/benefit	225	(75)	(126)
Profit attributable to non-controlling interests	(1)	1	—
Cash earnings for the year	(869)	(141)	(24)
Net cash earnings adjustments	(19)	108	(92)
Net profit attributable to owners of Westpac Banking Corporation	(888)	(33)	(116)

2019 v 2018

Provisions for estimated customer refunds, payments, associated costs, and litigation of $632 million and costs associated with the Wealth Reset of $172 million incurred during the year was the key driver of the cash earnings loss of $869 million in 2019. Excluding provisions for estimated customer refunds, payments, associated costs, and litigation and costs associated with the Wealth Reset, Group Businesses cash earnings was $74 million lower as the division recorded a loss of $65 million in 2019 compared to cash earnings of $9 million in 2018. The result was driven by a lower contribution from Treasury partially offset by a higher impairment benefit.

Net operating income down $903 million, large

•         Net operating income was lower primarily from:

–             an increased charge for estimated customer refunds and payments ($619 million) related to Advice;

–             a reduced contribution from Treasury related to interest rate risk management (down $230 million) and lower Advice income; partly offset by

–             a gain on asset sales and revaluation gains on a fintech investment ($24 million).

Operating expenses up $217 million, large

•         Estimated costs associated with implementing customer refunds and payments, the Wealth Reset and litigation were $319 million higher; and

•         Lower costs associated with the Royal Commission ($62 million) and lower variable reward.

Impairment benefit $95 million, a $94 million increase

•         An impairment benefit of $95 million reflect a reduction in centrally held overlays in 2019, principally for the mining sector, partially offset by the introduction of an overlay for areas in Australia impacted by persistent drought conditions, compared to a $1 million benefit in 2018.

1.           Costs are fully allocated to other divisions in the Group.

2.           Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

2019 Westpac Group Annual Report	117

Divisional performance

Divisional performance – 2018 v 2017

Consumer

2018 v 2017

Cash earnings of $3,423 million was down $29 million, or 1%, over the year. A decline in net interest margin, the removal of certain ATM fees, changes in card interchange fees and increased regulatory and compliance costs, was partly offset by an $114 million decline in impairment charges.

Net interest income up $117 million, 2%

•         Lending increased 4% mostly in mortgages. Other lending decreased 4% mostly due to a 3% decline in credit cards, which was in line with the decline in the overall system;

•         A 10% increase in term deposits, and a 5% rise in transaction accounts (including mortgage offsets) supported the 5% rise in deposits; and

•         Net interest margin was down 7 basis points. The decline was due to higher short term wholesale funding costs, the full period impact of the Bank Levy, and higher provisions for estimated customer refunds and payments. The decline was partly offset by higher deposit spreads.

Non-interest income down $40 million, 3%

•         The decline was mostly due to the removal of certain ATM fees and changes to account keeping fees announced in 2017. Lower credit card income, mostly from changes in interchange fees, also contributed to the fall; and

•         This was partly offset by a $13 million increase in insurance income mostly from lower claims for major weather events.

Operating expenses up $226 million, 6%

•         Most of the expense increase was due to:

–             Provisions for costs associated with implementing customer refunds and payments and estimated litigation;

–             Compliance costs and investment related costs; and

–             Investment to improve financial crime systems and processes, cyber security and complaints management.

•         Other cost increases including annual salary reviews and inflationary rises were more than offset by productivity benefits from:

–             Digital capabilities increasing customer self-service including take-up of e-statements;

–             Full period benefit of 45 branches closed in 2017 and 40 branches closed in 2018; and

–             Benefits from organisation redesign.

Impairment charges down $114 million, 19%	• Impairment charges were lower from reduced write-offs due to improved collection processes and higher recoveries from the maturing of hardship changes

118	2019 Westpac Group Annual Report

Divisional performance

Business

2018 v 2017

Cash earnings of $2,756 million was $202 million, or 8% higher than 2017 from net operating income before operating expenses and impairment charges growth of 5% and a 13% decline in impairment charges. The result was supported by increased fee income, balance sheet growth and productivity gains.

Net interest income up $334 million, 7%

•         Lending growth of 2% was supported by diversified growth across industries including property, agriculture and manufacturing and in equipment finance;

•         The 9% increase in term deposits supported the 4% increase in deposits; and

•         Net interest margin was up 10 basis points from repricing of certain mortgages types in the second half of 2017 and higher deposits spreads. These were partly offset by the full period impact of the Bank Levy.

Non-interest income up $23 million, 1%

•         2017 included provisions for customer refunds and payments which were not repeated

•         Reduced revaluation loss from investments in boutique funds and higher seed pool performance; and

•         Funds related revenue was higher from a 7% growth in funds, partly offset by a lower margins from repricing and product mix changes.

Operating expenses up $103 million, 4%

Most of the increase was due to higher investment related costs (including costs associated with Panorama) and higher regulatory and compliance costs; and

•         Increases from other costs were largely offset by productivity benefits from:

–             Improved banker coverage and support structures;

–             Better alignment of customers to bankers across SME and industries; and

–             Process improvements from the extension of LOLA, improved online functionality and standardising risk reviews.

Impairment charges down $48 million, 13%	• Impairment charges benefited from lower credit card and auto write-offs over the year.

Westpac Institutional Bank

2018 v 2017

Cash earnings were $70 million or 6% lower than 2017 mostly due to lower markets revenue. The decline was partially offset by higher margins and an impairment benefit. In 2018 the division exited the Hastings business which lifted both revenues and expenses (and contributed to a higher tax rate) but had little impact on cash earnings.

Net interest income up $88 million, 6%

•         Lending was up 3%, from increased utilisation of mortgage warehouse facilities and a fall in the A$ lifting Asia trade finance and loan balances;

•         Deposits increased 14% from higher Australian transaction balances and term deposits. Asia term deposits also increased due to foreign exchange translation impacts and to support lending in that region; and

•         Net interest margin was up 6 basis points, from higher transaction deposit margins and reduced wholesale funding costs. This was partially offset by the full period impact of the Bank Levy (5 basis points).

Non-interest income down $151 million, 9%

•         Hastings contribution up $110 million, mainly from income associated with the exit of Hastings business;

•         Excluding Hastings, non-interest income was down $261 million, or 15%, primarily from the non-repeat of several large infrastructure transactions and lower markets revenue in fixed income sales and trading; and

•         Fee income was also lower from increased utilisation of existing credit limits.

Operating expenses up $91 million, 7%

•         Hastings expenses up $87 million, from goodwill write-off and restructuring costs associated with the exit of the business; and

•         Excluding Hastings, operating expenses were up $4 million, due to higher technology, regulatory and compliance expenses.

Impairment charge positive movement of $95 million

•         Stressed and impaired assets to TCE decreased over the year to near historical lows; and

•         The movement in impairment charges was due to the absence in write-backs and the absence of any large downgrade over the year.

2019 Westpac Group Annual Report	119

Divisional performance

Westpac New Zealand

2018 v 2017

Cash earnings increased 5% over the year supported by a 13 basis point increase in net interest margin, and a 2% decline in expenses, partly offset by lower non-interest income. 2018 recorded an impairment charge of NZ$25 million compared to an impairment benefit in 2017.

Net interest income up NZ$139 million, 8%

•         Loans increased NZ$3.1 billion (4%), with the majority (NZ$2.0 billion) in mortgages. Business growth of NZ$1.2 billion, was across a broad range of sectors. Overall consumer lending was below system as the division balanced return with growth;

•         Deposits increased NZ$3.5 billion, more than funding loan growth over the year, and resulting in the deposit to loan ratio increasing 144 basis points to 77.0%. Most deposit growth was in term products as customers sought higher yields; and

•         Net interest margin was 13 basis points higher from increased mortgage and business lending spreads, partly offset by lower deposit spreads.

Non-interest income down NZ$32 million, 7%

•         Decline was driven by lower cards income, product simplification (reducing some fees on existing accounts) and customer migration to lower/no fee digital channels; and

•         Higher investment income from a 6% rise in funds and higher merchant and business lending fees, partly offset these declines.

Operating expenses down NZ$19 million, 2%

•         Benefits from the transformation program include a reduction in branch numbers (down 6 over the year), lower FTE, and increased self-service from digitisation;

•         Project costs associated with the transformation program were also lower; and

•         Partly offsetting these benefits were increased risk management and regulatory costs and higher costs from annual salary reviews and inflation.

Impairment charge of NZ$25 million compared to a NZ$55 million impairment benefit

•         Credit quality improved with stressed assets to TCE reducing 49 basis points to 1.57%. The decline was mostly due to the continued improvement in the dairy sector. Consumer 90+ day delinquencies remain near historic lows; and

•         Impairment charges were higher due to the non-repeat of write-backs of some large facilities and improvement in the dairy industry across 2017.

Group Businesses

2018 v 2017

Group Businesses resulted in a cash earnings loss of $141 million in 2018, compared to a cash earnings loss of $24 million in 2017. The Group Businesses result in 2018 was impacted by from provisions for estimated customer refunds and payments, associated costs and litigation ($150 million). This was partly offset by higher Treasury revenue and earnings on capital.

Net interest income up $100 million, 14%	• Net interest income increased $100 million primarily from Treasury revenue related to Australian interest rate risk management and increased earnings from centrally held capital.

Non-interest income down $92 million, 51%

•         Non-interest income decline mostly reflects an $85 million increase in provisions for customer refunds and payments in respect to Advice;

•         A lower contribution from Advice; partly offset by

•         A $63 million benefit from the New Zealand earnings hedges and a $10 million gain on asset sales.

Operating expenses up $135 million, 16%

•         Estimated costs associated with implementing customer refunds and payments and litigation increased operating expenses by $65 million;

•         Higher regulatory and compliance costs, including costs associated with the Royal Commission;

•         Higher restructuring costs; and

•         Expenses associated with the Group’s fintech investments.

Impairment benefit down $42 million	• Movements in impairments reflect a $1 million benefit from a reduction to centrally held overlays during 2018 compared to a $43 million benefit in 2017.

Tax and non- controlling interests down $52 million, 41%	• Tax and non-controlling interests decreased $52 million, reflecting lower profit before tax and the impact of non-deductible expenses.

120	2019 Westpac Group Annual Report

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

Risks relating to our business

Our businesses are highly regulated and we have been and could be adversely affected by changes in laws, regulations or regulatory policy

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

The Group’s business, prospects, reputation, financial performance and financial condition could all be affected by changes to law and regulation, changes to policies and changes in the supervisory activities and expectations of our regulators. The Group is currently operating in an environment where there is increased scrutiny of the financial services sector and specifically, increased scrutiny of financial services providers by regulators. In this environment, the Group faces increasing supervision and regulation in the jurisdictions in which we operate or obtain funding. This environment has also served to increase the pace and scope of regulatory change.

Regulatory change could directly and adversely affect the Group’s financial condition and financial position. In recent years, new laws have required Westpac to maintain increased levels of liquidity and hold higher levels of, and better quality, capital and funding. Regulatory change may continue in this area. Regulation also affects the way we operate our business. New regulation could require us to change our existing business models (including by imposing restrictions on the types of businesses we can conduct) or amend our corporate structure.

Recently, policy makers and regulators have developed and implemented a range of regulations that affect how we provide products and services to our customers. New laws have been introduced that further regulate our ability to provide products and services to certain customers and that require us to alter our product and service offerings. Our ability to set prices for certain products and services may also be impacted by future regulation. The competitive landscape may also be altered by new laws affecting banks and financial services companies, or our agents, authorised representatives and external service providers. The phasing in of Open Banking is one example of new laws that are likely to affect competition amongst banks and other financial services providers in Australia.

Regulatory changes of this type could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs, impact the profitability of one or more of our business lines, result in the Group being unable to increase or maintain market share and/or create pressure on our margins and fees, any of which could adversely affect our business, prospects, financial performance or financial condition.

There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies, such as the Basel Committee on Banking Supervision (BCBS). Regulatory change may also flow from reviews and inquiries commissioned by Governments or regulators. These reviews and commissions of inquiry may lead to, and in some cases already have led to, substantial regulatory change or investigations, which could have a material impact on our business, prospects, reputation, financial performance or financial condition.

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

Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with new regulations (such as obligations to provide certain data and information to regulators) or new interpretations of existing laws or regulations. The failure of the Group to appropriately manage and implement regulatory change, including by failing to implement effective processes to comply with new regulations, has, in some instances, resulted in, and could in the future result in, the Group failing to meet a compliance obligation. Further information about the consequences of failing to meet a compliance obligation is set out in the section titled ‘Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy’ below.

Another consideration in managing regulatory change arises when regulation is introduced in one jurisdiction in which we operate that conflicts with the way it is introduced in other jurisdictions in which we operate.

For further information about regulatory changes affecting the Group, refer to ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments’ in Note 1 to the financial statements.

2019 Westpac Group Annual Report	121

Risk and risk management

Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of regulation and can also arise where we interpret our obligations and rights differently to our regulators or a Court. The potential for this to occur may be heightened in circumstances where regulation is untested and/or not accompanied by extensive regulatory guidance.

The Group employs a compliance management system which is designed to identify, assess and manage compliance risk. While this system is currently in place, it may not always have been or continue to be effective. Breakdowns may occur in this system due, for example, to flaws in the design of controls or processes. This has resulted in, and may in the future result in, potential breaches of our compliance obligations, as well as poor customer outcomes.

The Group also depends on its employees, contractors, agents, authorised representatives and external service providers to ‘do the right thing’ for it to meet its compliance obligations. Inappropriate conduct by these individuals, such as neglecting to follow a policy or engaging in misconduct, could result in poor customer outcomes and a failure by the Group to comply with compliance obligations.

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation into the Group. This may, depending on the circumstances, result in the regulator taking administrative or enforcement action against the Group and/or its representatives. Regulators could seek to pursue civil or criminal proceedings, seeking substantial fines, civil penalties or other enforcement outcomes. In addition, the failure or alleged failure of our competitors to comply with their obligations could lead to increased regulatory scrutiny across the financial services sector.

In many cases, our regulators have broad powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee, to take remedial action or not to undertake transactions) or disqualify an ‘Accountable Person’ under the Banking and Executive Accountability Regime.

APRA also has the power to require us to hold additional capital, which they exercised earlier this year by applying a $500 million overlay to our operational risk capital requirement following the completion of our self-assessment into our frameworks and practices in relation to governance, culture and accountability. If the Group incurs additional capital overlays in the future it may need to raise additional capital which could have an adverse impact on our business, prospects, financial performance and financial condition.

The current political and regulatory environment that the Group is operating in has also seen (and may in the future see) our regulators receive new powers. Recently, legislation was passed by the Australian Parliament that provided ASIC with a product intervention power which enables ASIC to make orders that prevent issuers of financial products from engaging in certain conduct.

In addition, legislation has been passed that materially increases the penalties that can be imposed for corporate and financial sector misconduct. In particular, ASIC can commence civil penalty proceedings and seek significant civil penalties against an Australian Financial Services licensee (such as Westpac) for failing to do all things necessary to ensure that financial services provided under the licence are provided efficiently, honestly and fairly. The Group may also face significant penalties for failing to comply with other obligations, such as those provided for under the recently legislated Consumer Data Right. This trend towards increasingly severe penalties for failing to meet compliance obligations could continue in the future and be expanded into other areas of regulation that the Group is subject to.

Changes may also occur in the oversight approach of regulators, which could result in a regulator preferring its enforcement powers over a more consultative approach. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators.

This dynamic is apparent, with ASIC committing to conducting more enforcement actions against large financial institutions and adopting a ‘why not litigate?’ enforcement stance. ASIC has also continued to implement its ‘Close and Continuous Monitoring’ program, which has seen ASIC staff embedded within the institutions they supervise, including Westpac.

APRA has publicly committed to a revised approach to enforcement as well. APRA has indicated that it will use enforcement where appropriate to prevent and address serious prudential risks and hold entities and individuals to account.

The current environment may see a shift in the nature of enforcement proceedings commenced by regulators. As well as conducting more civil penalty proceedings, our regulators may be more likely to bring criminal proceedings against institutions and/or their representatives in the future. Alternatively, regulators may elect to make criminal referrals to the Commonwealth Department of Public Prosecutions or other prosecutorial bodies.

The provision of new powers to regulators, coupled with the increasingly active supervisory and enforcement approaches adopted by them, increases the prospect of adverse regulatory action being brought against the Group. Further, the severity and consequences of that action are now greater, given the expansion of penalties for corporate and financial sector misconduct.

122	2019 Westpac Group Annual Report

Risk and risk management

Regulatory action brought against the Group may expose the Group to an increased risk of litigation brought by third parties (including through class action proceedings), which may require the Group to pay compensation to third parties and/or undertake further remediation activities.

Regulatory investigations, inquiries, litigation, fines, penalties, infringement notices, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition. For further details about regulatory matters that may affect the Group, refer to ‘Significant Developments’ in Section 1.

The failure to comply with financial crime obligations could have an adverse effect on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing (AML/CTF) laws, anti-bribery and corruption laws, economic and trade sanctions laws and tax transparency laws in the jurisdictions in which it operates. These laws can be complex and, in some circumstances, impose a diverse range of obligations. For example, AML/CTF laws require Westpac and other regulated institutions to (amongst other things) undertake customer identification and verification, conduct ongoing due diligence on customers, maintain and comply with an AML/CTF program and undertake ongoing risk assessments. AML/CTF laws also require Westpac to report certain matters and transactions to regulators (including in relation to International Funds Transfer Instructions, Threshold Transaction Reports and Suspicious Matter Reports) and ensure that certain information is not disclosed to third parties in a way that would contravene the ‘tipping off’ provisions in AML/CTF legislation.

In recent years there has been increased focus on compliance with financial crime obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties). Further, due to the large volume of transactions that the Group processes, the undetected failure or the ineffective implementation, monitoring or remediation of a system, policy, process or control (including in relation to a regulatory reporting obligation) has in some instances, and could in the future result in, a significant number of breaches of AML/CTF obligations. This in turn could lead to significant monetary penalties.

While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations (including its reporting obligations), these have not always been, and may not in the future always be effective. The Group is currently undertaking a multi-year program designed to address areas of control weaknesses in its financial crime management framework and improve the management of this risk class.

If we fail, or where we have failed, to comply with these obligations, we could face regulatory enforcement action such as litigation, significant fines, penalties and the revocation, suspension or variation of licence conditions. As reported in the Group’s 2018 Annual Report, the Group self-reported to AUSTRAC a failure to report a large number of ITFIs (as required under Australia’s AML/CTF Act). AUSTRAC has issued a number of detailed statutory notices over the last year requiring information relating to the Group’s processes, procedures and oversight. These notices relate to a range of matters including these IFTI reporting failures and associated potential failings related to record keeping and obligations to obtain and pass on certain data in funds transfer instructions, as well as correspondent banking due diligence, risk assessments and transaction monitoring. Further information is set out in ‘Significant Developments’ in section 1 and in Note 27 to the financial statements.

Non-compliance with financial crime obligations could also lead to litigation commenced by third parties (including class action proceedings) and cause reputational damage. These actions could, either individually or in aggregate, adversely affect our business, prospects, reputation, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk is the risk of loss of reputation, stakeholder confidence or public trust and standing. It arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our past, current and planned activities, processes, performance and behaviours.

There are various potential sources of reputational damage. Westpac’s reputation may be damaged where any of its policies, processes, practices or behaviours result in a negative outcome for a customer or a class of customers. Other potential sources of reputational damage include the failure to effectively manage risks in accordance with our risk management frameworks , failure to comply with legal and regulatory requirements, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), environmental, social and ethical issues, failure of information security systems, technology failures, security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made.

Westpac may suffer reputational damage where its conduct, practices, behaviours or business activities do not align with the evolving standards and expectations of the community, our regulators and other stakeholders. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers, joint-venture partners, strategic partners and other counterparties.

Furthermore, the risk of reputational damage may be heightened by factors such as the increasing use of social media or the increasing prevalence of groups which seek to publicly challenge the Group’s strategy or approach to aspects of its business.

2019 Westpac Group Annual Report	123

Risk and risk management

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

The Royal Commission has led to, and may continue to lead to, regulatory enforcement activity, litigation and changes in laws, regulations or regulatory policy, and has resulted in, and may continue to result in, ongoing reputational damage to the Group, all of which has and may continue to have an adverse effect on our business and prospects

The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry investigated (amongst other things) whether any conduct, practices, behaviours or business activities engaged in by financial services entities amounted to potential misconduct, or fell below community standards and expectations.

These investigations (including the public hearings, submissions, evidence and findings of the Royal Commission) had, and may continue to have, an adverse impact on the Group’s reputation and potentially the financial performance of the Group’s businesses. In addition, the Royal Commission’s findings have led to, and may continue to lead in the future to, regulators commencing investigations and/or enforcement action against financial institutions (including the Group). This environment has also resulted in an increase in class actions or other litigation being commenced by the Group’s customers, including in relation to matters raised at the Royal Commission. For further information about this risk, refer to the section titled ‘We have and could suffer losses due to litigation (including class action proceedings)’ below.

In addition, the recommendations made in the Final Report of the Commission (which was publicly released on 4 February 2019) have resulted and will, depending on how its recommendations are implemented, result in further changes to legislation, and further influence the policies and practices of our regulators. In some instances, this has already had, and may continue to have in the future, an adverse effect on our business, prospects, financial performance or financial condition.

The Royal Commission has also led to increased political or regulatory scrutiny of the financial industry in New Zealand, and may continue to do so.

We have and could suffer losses due to litigation (including class action proceedings)

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

The growth in third party litigation funding in Australia has also contributed to a recent increase in the number of class actions being commenced in Australia. This trend may continue in light of recent court judgments which have clarified the courts’ approach to liability and loss on certain types of class action claims. This clarification may encourage plaintiffs, law firms and funders to bring and maintain class action proceedings, as well as potentially improve the ability of plaintiffs to establish certain types of class action claims.

From time to time, class action proceedings are commenced against the Group. For further information about class action proceedings that the Group is currently involved in, refer to Note 27 in the financial statements.

Litigation (including class action proceedings) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. This risk is heightened by the recent increases in the severity of penalties for certain breaches of the law. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately). Furthermore, the Group’s ability to respond to and defend litigation may be adversely affected by inadequate record keeping.

Depending on the outcome of any litigation, the Group may be required to comply with broad court orders, including compliance orders, enforcement orders or otherwise pay money such as damages, fines, penalties or legal costs.

The Group’s material contingent liabilities are described in Note 27 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise, which could adversely affect our business, prospects, reputation, financial performance or financial condition.

We have suffered and could in the future suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

124	2019 Westpac Group Annual Report

Risk and risk management

While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems have not always been, and may not in the future always be effective. There can be no assurance that we will not suffer losses from cyberattacks or other information security breaches. The Group may not be able to anticipate and prevent a cyberattack, or it may not be able to implement effective measures to respond to a cyberattack in progress. Further, there is a risk that the Group will not be able to rectify or minimise the damage resulting from a cyberattack.

If the Group incurs a successful cyberattack, technology systems might fail to operate properly or become disabled and it could result in the unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, customers or third parties or otherwise adversely impact network access, business operations or availability of services.

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

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers, other parties that facilitate our business activities and financial platforms and infrastructure (such as clearing houses, payment systems and exchanges) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including those in the government, mining and health sectors), increasing obligations to make data and information available to external third parties and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We could suffer losses due to technology failures or our inability to appropriately manage and upgrade our technology

The reliability, integrity and security of our information and technology is crucial in supporting our customers’ banking requirements and meeting our compliance obligations and our regulators’ expectations.

While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled, including as a result of events that are wholly or partially beyond our control.

If we incur a technology failure we may fail to meet a compliance obligation (such as the obligation to retain records and data for requisite periods of time), or our customers may be adversely affected. This could potentially result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking administrative or enforcement action against us. The overuse or overreliance on legacy or outdated systems may heighten the risk of a technology failure occurring.

Further, in order to continue to deliver new products and services to customers, comply with our regulatory obligations (such as obligations to report certain data and information to regulators) and meet the ongoing expectations of our regulators and our customers, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, assist us to comply with legal obligations, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability, failure to meet compliance obligations, reputational damage and/or result in the loss of market share to competitors. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

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

As of 30 September 2019, approximately 30% of our total funding originated from domestic and international wholesale markets. Of this, around 65% was sourced outside Australia and New Zealand. Customer deposits provide around 63% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time.

2019 Westpac Group Annual Report	125

Risk and risk management

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

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition. If Westpac is unable to source appropriate funding for an extended period, or if it can no longer sell liquid securities, there is a risk that Westpac will be unable to pay its debts as and when they become due and payable.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk’ in Note 21 to the financial statements.

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

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, geopolitical instability (such as threats of or actual conflict occurring around the world) and political developments. In particular, there are significant and ongoing global political developments that have the potential to impact major global economies, including Brexit and the introduction of tariffs and other protectionist measures by various countries, such as the US and China. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

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

126	2019 Westpac Group Annual Report

Risk and risk management

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

Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India, Japan and the US could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth, including as the result of the implementation of tariffs or other protectionist trade measures, could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

Monetary policy can also significantly affect the Group. Interest rate settings (including low or negative rates), as well as other actions taken by central banks (such as quantitative easing), may adversely affect our cost of funds, the value of our lending and investments and our margins. Monetary policies also impact the broader economic conditions of the various jurisdictions that the Group operates or obtains funding in. These policies could affect demand for our products and services and/or have a negative impact on the Group’s customers and counterparties, potentially increasing the risk that they will default on their obligations to the Group. All of these factors could adversely affect our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities.

We establish provisions for credit impairment based on current information and our expectations. If economic conditions deteriorate outside of our expectations, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 21 in the financial statements.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with a range of firms, including retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models,

2019 Westpac Group Annual Report	127

Risk and risk management

including in relation to digital payment services. The Group faces competition from established providers of financial services as well as from banking businesses developed by non-financial services companies.

The competitive environment may also change as a result of legislative reforms.

If we are unable to compete effectively in the increasingly competitive environment in which our various businesses operate, our market share may decline. This may adversely affect us by diverting business to our competitors or creating pressure to lower margins and fees.

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

For more detail on how we address competitive pressures refer to the section titled Competition in the Directors’ Report in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates including the potential for low or negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

Changes in market factors could be driven by a number of developments. As an example, in July 2017, the FCA which regulates the London Interbank Offered Rate (“LIBOR”), announced that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. Any such developments or future changes in the administration of LIBOR or any other benchmarks could result in adverse consequences to the return on, value of and market for securities and other instruments whose returns are linked to any such benchmark, including those securities or other instruments issued by the Group.

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

We have and could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always have been, or continue to be effective.

Ineffective processes and controls have resulted in, and could in the future result in an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made or that a particular action or activity was undertaken. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. Failed processes could also result in Westpac incurring losses because it is not able to enforce its contractual rights. This could arise in circumstances where Westpac did not correctly document its rights or failed to perfect a security interest. These types of operational failures, may also result in increased regulatory scrutiny and depending on the nature of the failure and its impact, result in a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our customers, as well as our business, prospects, reputation, financial performance or financial condition.

Accurate and complete data is critical to ensure that Westpac’s systems (both customer facing and back-office) and financial reporting processes operate effectively. In some areas of its business and operations, Westpac is

128	2019 Westpac Group Annual Report

Risk and risk management

affected by poor data quality. This has arisen and could in the future arise in a number of ways, including through inadequacies in systems, processes and policies. This could lead to deficiencies or failings in customer service, risk management, financial reporting (including in the calculation of risk weighted assets), credit systems and processes, compliance with legal obligations (including obligations to provide data to regulators) and also result in poor decision making, including in relation to the provision of credit and the terms on which it is provided. Poor data quality could affect the ability of Westpac to improve systems and processes. Westpac is also exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model.

Westpac is required to retain and access data and documentation for specific retention periods in order to satisfy its compliance obligations. In some cases, Westpac also retains data to enable it to demonstrate that a past decision was appropriate at the time it was made. Failings in systems, processes and policies could all adversely affect Westpac’s ability to retain and access data.

In recent times, financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators (both domestic and offshore), in order to conduct their business activities and meet regulatory obligations. A breakdown in a process or control related to the transfer, storage or protection of data transferred to a third party, or the failure of a third party to use and handle this data correctly, could result in the Group failing to meet a compliance obligation (including any relevant privacy obligations) and/or have an adverse impact on our customers and the Group.

Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation. The Group could also be adversely affected by events that cause disruption within the banking and financial services industry. For example, there is a risk that if central banks adopt negative interest rates in the future, the technology systems used by the Group, its counterparties and/or financial infrastructure providers may fail to operate correctly and this may cause loss or damage to the Group and/or its counterparties.

Operational risks can impact our reputation and result in financial losses (including through decreased demand for our products and services) which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

Operational risk, technology risk, conduct risk or compliance risk events have required, and could in the future require, Westpac to undertake customer remediation activity

Westpac relies on a large number of policies, processes, procedures, systems and people to conduct its business. Breakdowns or deficiencies in one of these areas (arising from one or more operational risk, technology risk, conduct risk or compliance risk events) have resulted, and could in the future result in, adverse outcomes for customers which Westpac is required to remediate.

These events could require the Group to incur significant remediation costs (which may include compensation payments to customers and costs associated with correcting the underlying issue) and result in reputational damage.

There are significant challenges and risks involved in customer remediation activities. Westpac’s ability to investigate an adverse customer outcome that may require remediation could be impeded if the issue is a legacy matter spanning beyond our record retention period, or if our record keeping is otherwise inadequate. Depending on the nature of the issue, it may be difficult to quantify and scope the remediation activity.

Determining how to properly and fairly compensate customers can also be a complicated exercise involving numerous stakeholders, such as the affected customers, regulators and industry bodies. The Group’s proposed approach to a remediation may be affected by a number of events, such as a group of affected customers commencing class action proceedings on behalf of the broader population of affected customers, or a regulator exercising their powers to require that a particular approach to remediation be taken. These factors could impact the timeframe for completing the remediation activity, potentially resulting in Westpac failing to execute the remediation in a timely manner. A failure of this type could lead to a regulator commencing enforcement action against the Group. The ineffective or slow completion of a remediation also exposes the Group to reputational damage, with the Group potentially being criticised by regulators, affected customers, the media and other stakeholders, resulting in reputational damage.

The significant challenges and risks involved in scoping and executing remediations in a timely way also create the potential for remediation costs actually incurred to be higher than those initially estimated by the Group.

If the Group cannot effectively scope, quantify or implement a remediation activity in a timely way, there could be a negative impact on our business, prospects, reputation, financial performance or financial condition.

We have and could suffer losses due to conduct risk

Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. Conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external service providers, which could include deliberate attempts by such individuals to circumvent Westpac’s controls, processes and procedures. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, failure to adequately consider customer needs

2019 Westpac Group Annual Report	129

Risk and risk management

or selling products and services outside of customer target markets. Conduct risk may also arise where there has been a failure to adequately provide a product or services that we had agreed to provide a customer.

While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes may not always have been or continue to be effective. The failure of these policies and processes could result in financial losses and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses and our business has been and could be adversely affected by the failure to adopt and implement effective risk management

We have implemented risk management strategies, policies and internal controls involving processes and procedures intended to identify, monitor and manage risks facing the Group. However, our risk management framework has not always been, or may not in the future prove to be, effective.

This could be because the design of the framework may be inadequate, which could result in key information not being provided to decision-makers in the right form and in a timely manner, or because of weaknesses in underlying data. There is also the possibility that key risk management policies, controls and processes may be ineffective, either due to inadequacies in their design, or because of the poor implementation of these policies, controls and processes.

There are also inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified and our controls may not be effective.

Risk management frameworks may also prove ineffective because of weaknesses in risk culture, which may result in risks and control weaknesses not being identified, escalated and acted upon. Further, while the development of appropriate remuneration structures can play an important role in supporting a sound risk culture, a deficiency in the design or operation of our remuneration structures could have a negative effect, potentially resulting in staff engaging in excessive risk taking behaviours.

Risk management failings of the type outlined above could adversely the Group in numerous ways, with the Group potentially being exposed to higher levels of risk than expected, which may result in the Group incurring unexpected losses, breaches of compliance obligations and reputational damage.

As part of the Group’s risk management framework, the Group measures and monitors risks against its risk appetite. Where the Group identifies a risk as being out-of-appetite, the Group needs to take steps to bring this risk back into appetite in a timely way. However, the Group may not always be able to achieve this within proposed timeframes. This may occur because, for example, the Group experiences delays in enhancing its information technology systems to better manage the out-of-appetite risk, or in recruiting sufficient numbers of appropriately trained staff to undertake required activities. It is also possible that, because of external factors beyond the Group’s control, certain risks may be inherently outside of appetite for periods of time. In addition, the Group is required to periodically review its risk management framework to determine whether it remains appropriate.

If the Group is unable to bring risks back into appetite, or if it is determined that the Group’s risk management framework is no longer appropriate, the Group may incur unexpected losses and be required to undertake considerable remedial work. The failure to remedy this situation could result in increased scrutiny from regulators, who could take supervisory action such as requiring the Group to hold additional capital or directing the Group to spend money to enhance its’ risk management systems and controls. The Group has been adversely affected by weaknesses in risk management systems and controls in the recent past, with APRA requiring Westpac to hold additional capital following the completion of its Compliance, Governance and Accountability self-assessment. Inadequacies in addressing risks or in the Group’s risk management framework could also result in the Group failing to meet a compliance obligation and/or financial losses.

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

Initiatives to mitigate or respond to adverse impacts of climate change may impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

130	2019 Westpac Group Annual Report

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

Insurance risk is the risk in our licensed regulated insurance entities of lapses being greater than expected, or the costs of claims being greater than expected due to a failure in product design, underwriting, reinsurance arrangements or an increase in the severity and/or frequency of insured events.

In the life insurance business, risk arises primarily through mortality (death) and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated when pricing those risks and policy lapses (including through an unexpected or sustained increase in the rate of policy lapses).

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

Changes in critical accounting estimates and judgements could expose the Group to losses

The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including those related to remediations or credit losses) and the determination of the fair value of financial instruments. A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This may have an adverse effect on the Group’s financial performance, financial condition and reputation. The Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2019, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with changes in expected future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets.

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

2019 Westpac Group Annual Report	131

Risk and risk management

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

Electing not to pursue a course of action can have an adverse effect on the Group. If Westpac fails to appropriately respond to changes in the business environment it operates in (including changes related to economic, geopolitical, regulatory, technological, social and competitive factors) this could have a range of adverse effects on the Group’s business, such as being unable to increase or maintain market share as well as creating pressure on margins and fees, any of which could have a negative impact on the Group’s business, prospects, financial performance or financial condition.

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and Chartered Accountants Australia and New Zealand (NSW) scheme adopted by Chartered Accountants Australia and New Zealand and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the NSW Accountants Scheme). For matters occurring on or prior to 8 October 2019, the liability of PwC Australia may be subject to the limitations set forth in predecessor schemes. The current NSW Accountants Scheme expires on 7 October 2024 unless further extended or replaced.

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

The extent of the limitation depends on the timing of the relevant matter and is:

•      in relation to matters occurring on or after 8 October 2013, a maximum liability for audit work of A$75 million; or

•      in relation to matters occurring on or prior to 7 October 2013, the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million.

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

These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to extensive judicial consideration and therefore how the limitation might be applied by the courts and the effect of the limitation remain untested in a number of respects, including its effect in respect of the enforcement of foreign judgments.

Risk management

At Westpac, our risk management framework is designed to help achieve our vision to be one of the world’s great service companies, helping our customers, communities and people to prosper and grow, sustainably and within risk appetite. Our risk management strategy is to deliver effective risk management outcomes through the robust execution of our risk management framework.

Effective risk management outcomes mean that we:

•      deliver suitable, fair and clear outcomes for our customers that support market integrity;

•      protect Westpac Group’s depositors, policyholders and investors by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums; and

•      meet our regulatory and statutory obligations.

The Risk Management Framework (RMF) and Risk Management Strategy (RMS) is approved by the Board following review and recommended by the Board Risk and Compliance Committee (BRCC) on an annual basis or more frequently where required by a material business or strategy change or a material change to the Group’s risk profile.

For further information regarding the roles and responsibilities of the BRCC and other Board committees in managing risk, refer to Westpac’s Corporate Governance Statement in Section 1.

132	2019 Westpac Group Annual Report

Risk and risk management

The Westpac Board (the Board) is ultimately responsible for our risk management framework and the oversight of its operation by management. The Board has delegated the oversight of the RMF and its implementation to the Chief Risk Officer (CRO) as the Accountable Executive.

The Chief Executive Officer (CEO) is the Accountable Executive for the RMS and oversees its implementation by business units and functions, including in relation to customers, shareholders and Westpac employees and contractors.

We adopt a Three Lines of Defence model to ensure we practice end-to-end management of risk, within which all employees play an active role. This necessitates co-operation between businesses and functions, such that there are no gaps in risk coverage.

Following the conclusion of the Culture, Governance and Accountability review conducted at the request of APRA, Westpac is conducting a review of, and upgrades to, its end to end risk management capabilities. This is part of an ongoing program of work that spans both financial and non-financial risk. Two of the key steps under this complex, multi-year initiative are a renewed focus on the implementation of our three lines of defence model and the implementation of a new Risk Management Framework, both of which are underway.

Westpac believes that investing in and enhancing end to end risk management capabilities are essential imperatives. Recent reviews have identified various policies, systems, data, and risk capabilities which require improvement. A detailed implementation plan is being designed to facilitate these improvements as soon as possible, including hiring additional experts in areas such as operational risk, stress testing, modelling, financial crime, risk systems and data management.

For a discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Westpac’s Corporate Governance Statement and Note 21 to the financial statements.

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

Refer to Note 21 to the financial statements for details of our credit risk management policies.

Provisions for expected credit losses/impairment charges on loans

For information on the basis for determining the provision for expected credit losses/impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 13 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2019, our exposure to consumers comprised 72% (2018: 72%, 2017: 72%) of our on-balance sheet loans and 59% (2018: 59%, 2017: 59%) of total credit commitments. At 30 September 2019, 92% (2018: 92%, 2017: 92%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes owner-occupier and investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against industry risk limits. The level of industry risk is measured and monitored on a dynamic basis. We also control the concentration risks that can arise from large exposures to individual borrowers

2019 Westpac Group Annual Report	133

Risk and risk management

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, interest earning investments and monetary assets denominated in currencies other than the borrower’s or guarantor’s local currency, or the local currency of the Westpac branch or subsidiary holding the asset. They are grouped based on the country of domicile of the borrower or the ultimate guarantor of the risk. The table below excludes irrevocable letters of credit, amounts of which are immaterial. The relevant foreign denominated currencies have been converted at the closing spot exchange rate used in the financial statements.

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

	Governments	Banks and Other	Other (Primarily		%
(in $millions unless otherwise indicated)[1]	and Official Institutions	Financial Institutions	Commercial and Industrial)	Total	of Total Assets
2019
United States	9,725	3,554	1,893	15,172	1.7%
2018
United States	3,879	3,138	1,674	8,691	1.0%
2017
United States	8,106	2,497	947	11,550	1.4%

Impaired assets among cross-border outstandings were $4 million as at 30 September 2019 (2018: $1 million, 2017: $12 million).

Funding and liquidity risk

Funding and liquidity risk is the risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. Westpac has a Liquidity Risk Management Framework which sets out Westpac’s funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac’s balance sheet.

Refer to Note 21 to the financial statements for a more detailed discussion of our liquidity risk management policies.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2019:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program

Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[2]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 10 billion	WSNZL[2]	Euro Medium Term Note Program
USD 40 billion	WBC[3]	Global Covered Bond Program
EUR 5 billion	WSNZL[4]	Global Covered Bond Program

Japan

JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf

United States

USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[2]	US Commercial Paper Program
USD 35 billion	WBC	US Medium Term Note Program

1.           At face value.

2.           Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.

3.           Notes issued under this program are guaranteed by BNY Trust Company of Australia Limited as trustee of the Westpac Covered Bond Trust.

4.           Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

134	2019 Westpac Group Annual Report

Risk and risk management

Program Limit	Issuer(s)	Program/Issuing Shelf Type
USD 15 billion	WBC (NY Branch)	US Medium Term Deposit Note Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelves
New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

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

Refer to Note 21 to the financial statements for a more detailed discussion of our market risk management policies.

The table below depicts the aggregate Value at Risk (VaR), by risk type, for traded risk for the respective year ended 30 September:1,2

Consolidated and Parent Entity		2019			2018			2017
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	14.9	6.6	10.9	15.6	5.1	8.6	16.0	4.6	8.5
Foreign exchange risk	8.6	0.8	4.1	6.9	0.7	3.0	9.4	0.6	3.1
Equity risk	0.2	0.0	0.0	1.0	0.0	0.1	0.4	0.0	0.1
Commodity risk[1]	42.0	1.7	8.2	24.3	1.7	6.5	14.1	3.3	6.6
Other market risks[2]	5.5	2.0	3.5	5.8	1.4	3.8	5.1	3.5	4.2
Diversification effect	n/a	n/a	(12.3)	n/a	n/a	(8.6)	n/a	n/a	(8.6)
Net market risk	45.3	7.9	14.4	28.1	6.7	13.4	22.9	9.7	13.9

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal and regulatory risk but excludes strategic risk. Westpac’s operational risk definition is aligned to APS115 Capital Adequacy: Advanced Measurement Approaches to Operational Risk (AMA). The way operational risk is managed has the potential to positively or negatively impact our customers, our employees, our financial performance and our reputation.

The Operational Risk Management Framework outlines Westpac’s approach to the:

•              identification, measurement and management of operational risks that may impede Westpac’s ability to achieve its strategic objectives and vision;

•              identification and escalation of operational risk incidents in order to mitigate potential financial loss, regulatory impacts and reputational damage that may impact shareholders, the community, and employees; and

•              calculation of operational risk capital.

The Operational Risk Management Framework is further supported by a number of key Group-wide operational risk policies.

Conduct and Compliance risk

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

1.           Includes electricity risk.

2.           Includes prepayment risk and credit spend risk (exposure to movements in generic credit rating brands).

2019 Westpac Group Annual Report	135

Risk and risk management

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

Governance risk

The risk that the right information does not get to the right people or governance fora in the right format and timeframe to empower decision making. It is driven by organisational structures and relationships including between the Board, management, its shareholders and other stakeholders, which leads to deficient decision making, poor accountability and ineffective structures and processes.

We have a formal risk governance structure to support our Risk Management Framework which supports having the right people making the right decisions in the right format and in the right timeframe. This structure consists of the Board, BRCC and management committees.

Our risk governance structure includes documented approval authorities and delegations to committees and individuals, formal reporting structures, escalation processes and oversight for the management of risks, transparent and regular reporting, and evidencing of discussion and decision making by committees and individuals. We also apply standard protocols to communicate with regulators and critical stakeholders.

Risk Culture

Risk culture is the shared beliefs, attitudes, and norms that determine the way our people consider, identify, understand, discuss and manage current and emerging risks the Group is exposed to. A strong risk culture is essential for effective risk management as it promotes individual and organisational risk awareness, shaping behaviours and judgements around sound risk-taking. At Westpac, all employees are responsible for strengthening Westpac’s risk culture through fulfilling their risk-related obligations to allow Westpac to operate within risk appetite.

A strong risk culture continuously improves risk practices, so that key learnings and experiences are integrated into Group-wide and customer outcomes. Having a strong risk culture also assists emerging risks and risk-related behaviours being within risk appetite and those risks that are outside of appetite being recognised, assessed, escalated and addressed to return within appetite in a proactive and responsive way.

Westpac’s Foundations of Strong Risk Culture outline the key structural mechanisms (systems, policies and processes) and behavioural characteristics (responsiveness, speaking up) that shape and influence our risk culture. We use these foundations to monitor and assess Westpac’s risk culture through a suite of diagnostic approaches, including:

•              a Risk Culture Dashboard to monitor trends and identify areas for management focus, supported by a database of risk culture and conduct metrics;

•              a Risk Culture Insights Program, which enables a deep dive into a specific business area to identify key risk culture strengths and opportunities for improvement; and

•              a Risk Culture Maturity assessment methodology that enables us to determine our current risk culture maturity relative to our target state.

Strategic risk

The risks arising from key elements of the strategic objectives and business plans. Strategic risk is the potential for financial loss or reputational damage arising from choosing the wrong strategy, poorly executing on the right strategy, or choosing not to pursue certain strategies.

Strategic risk may result from a lack of responsiveness to changes in the business environment within which Westpac operates – including economic, geopolitical, regulatory, technological, environmental, social and competitive factors. While these external factors cannot be controlled, their impact can be understood and limited through an effective strategic risk management framework, including scenario analysis and stress testing.

Group Strategy supports the management of strategic risk through the ongoing business strategy planning cycle, ensuring alignment across our business, financial, capital and risk planning. Key elements of this are the annual Board Strategy Review (BSR), annual Financial Target setting, and project investment approval processes which enable the identification, monitoring and mitigation of strategic risk throughout the Group.

Risk provides oversight of strategic risk by providing independent review of these processes and independently monitoring and reporting on the level of risk established against our risk appetite metrics. They also consider the impact on the current and emerging risk landscape, stress testing outcomes of our business plans through different scenarios and our risk infrastructure.

136	2019 Westpac Group Annual Report

Risk and risk management

Capital Adequacy

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Westpac’s pension plans.

Our approach to capital management seeks to ensure that it is adequately Capitalised as an ADI.

Westpac evaluates its approach to Capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•              the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•              consideration of both economic and regulatory capital requirements;

•              a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•              consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

Cyber risk

The potential for loss or harm to the business and stakeholders related to the use of technology.

Our cyber risk management approach focuses on having an ‘end to end’ view of the Westpac Group Cyber ecosystem and whether policies, processes, systems and structures support the management of cyber risk. It is based on the Operational Risk Management Framework (ORMF) and Risk Management Strategy (RMS) across the Three Lines of Defence, and benchmarked against cyber risk management approaches considered by Australian and international regulations, international frameworks, current and emerging approaches within financial services, consulting firms and insurance.

Reputation risk

Reputation risk is the risk that an action, inaction, transaction, investment or event will reduce trust in Westpac’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Reputation risk arises where there are differences between these stakeholders’ current and emerging perceptions, beliefs and expectations relative to our current and planned activities, performance and behaviours.

We have a Reputation Risk Management Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting. The Reputation Risk Management Framework was reviewed and updated in 2019.

Sustainability risk

The risk of reputation or financial loss due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues.

The Group has in place a Board-approved Sustainability Risk Management Framework (Framework) that is supported by a suite of key policies and position statements. These include Our Principles for Doing Business, Responsible Investment Position Statement, Environmental, Social and Governance (ESG) Credit Risk Policy, Climate Change Position Statement and 2020 Action Plan, Human Rights Position Statement and 2020 Action Plan, sensitive sector position statements and Responsible Sourcing Code of Conduct, many of which are publicly available. The Sustainability Risk Management Framework was reviewed and updated in 2019.

Westpac is also a signatory to several voluntary principles-based frameworks that guide the integration of ESG- related issues to banking, lending and investment analysis. These include the Equator Principles, the United Nations Environment Programme Finance Initiative’s Principles for Responsible Banking, the Principles for Responsible Investment, and the Task Force on Climate-related Financial Disclosures (TCFD).

Climate change risk

Within the Sustainability Risk Management Framework climate change-related risks are managed by the Group in the same way as other transformational issues facing the economy. The Group examines the policy, regulatory, technology and market changes related to climate change (‘transition risks’), and the impacts of changes in climate patterns and extreme weather events (‘physical risks’). The Group seeks to understand the potential for these changes to impact its business, in particular the possible impact on credit risk, regulatory and reporting obligations, and its reputation.

Through its Climate Change Position Statement and 2020 Action Plan (CCPS), Westpac has an enhanced approach to lending to emissions-intensive sectors, supporting customers that are in or reliant on these sectors and who assess the financial implications of climate change on their business, including how their strategies are likely to perform under various forward-looking scenarios, and demonstrate a rigorous approach to governance, strategy setting, risk management and reporting.

2019 Westpac Group Annual Report	137

Risk and risk management

Westpac uses scenario analysis to inform its assessment of climate-related risks over short, medium and long-term horizons. The findings from scenario analysis conducted in 2016 were reflected in Westpac’s current CCPS which outlined enhanced lending standards for the thermal coal mining and energy sectors. These lending parameters have been included in the Group’s risk framework and, where appropriate, are applied at the portfolio, customer and transaction level.

In 2019 the Group undertook scenario analysis to assess the resilience of Westpac’s Australian Business and Institutional lending1 to transition risks brought about by rapid decarbonisation of the Australian economy under a 1.5-degree scenario.

Westpac also continued to assess:

•              The resilience of its Business and Institutional lending to transition risks under a 2-degree scenario (based on scenarios from work undertaken in 2018); and

•              The potential impact of climate-related physical risks on the Australian mortgage portfolio2 arising from global warming scenarios of both 2 and 4-degrees.

The approach and results are summarised below. Further detail can be found in the Westpac Sustainability Performance Report.

Scenario analysis - transition risk

Approach3

To assess the possible implications of climate-related transition risks, the Group used scenario analysis to study how the Australian economy, electricity market and other industry sectors might perform when emissions are constrained in line with 2-degree and 1.5-degree transition pathways.

•              The emission constraints used in the modelling were informed by the International Energy Agency’s Sustainable Development Scenario, the International Renewable Energy Agency’s Renewable Energy Roadmap and the Intergovernmental Panel on Climate Change (IPCC) Special Report on Global Warming of 1.5 Degrees;

•              Each sector’s performance under the two pathways was analysed and categorised according to risk profile;

•              Sectors whose medium (2030) and long-term (2050) performance under a scenario deviated significantly4 from average GDP growth, were classified as ‘higher risk’; and

•              These results were applied to the Australian Business and Institutional lending portfolio to assess the extent of current exposure to these higher risk sectors.

Results

•              1.5-degrees: Westpac’s current exposure to sectors that by 2030 may face growth constraints under a 1.5-degree scenario is approximately 2.5% of its Business and Institutional lending; and

•              2-degrees: Westpac’s current exposure to sectors that by 2030 may face growth constraints under a 2-degree scenario is approximately 0.9% of its Business and Institutional lending.

Westpac continues to assess the resilience of its Business and Institutional lending portfolio to transition risks. Lending to higher risk sectors may be subject to enhanced due diligence or restrictions under the parameters laid out in the CCPS. The Group reviews its CCPS every three years.

Scenario analysis - physical risk

Approach

•              To assess the possible implications of climate-related physical risks, the Group studied the potential impact of natural perils on its Australian mortgage portfolio under a 4-degree scenario:

•              The selected perils were inundation, soil contraction, floods, wind and cyclones, and bushfires;

•              The core scenario is based on the IPCC’s RCP8.5 scenario and a series of conservative assumptions about the vulnerability of Australian homes to natural perils;

•              Changes under the scenario in average annual costs as a result of climate change were estimated to 2050;

•              A set of ‘higher risk’ postcodes were defined where the net present value of changes in these costs was greater than an interest rate increase above a defined threshold - consistent with our typical stress testing parameters; and

•              We applied these results to the Australian mortgage portfolio to assess the extent of the Group’s current exposure to these postcodes.

Results

•              4-degrees: Approximately 1.6% of the Australian mortgage portfolio is exposed to postcodes that may experience higher physical risk at 2050.

1.           Excludes retail, sovereign, and bank exposures.

2.           Excludes RAMS.

3.           Updated transition risk methodology applied from 1H19.

4.           Greater than one standard deviation.

138	2019 Westpac Group Annual Report

Risk and risk management

Westpac continues to assess the resilience of its Australian mortgage portfolio to physical risks. The Group understands the importance of both climate mitigation and adaptation efforts, including government planning measures, and the benefits of climate-resilient building characteristics to reduce property damage and impacts on customers and communities. Along with the Group’s broader commitment to the Paris Agreement, Westpac expects to continue to help individual customers respond to climate change, and to continue to advocate for more research and investment into helping communities adapt and become resilient to climate-related impacts.

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

Under AAS, a structured entity is consolidated and reported as part of the Group if it is controlled by the parent entity in line with AASB 10 Consolidated Financial Statements. The definition of control is based on the substance rather than the legal form. Refer to Note 32 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate structured entities and for information on both consolidated and unconsolidated structured entities.

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

As at 30 September 2019, the carrying value of assets pledged for the covered bond programs for the Group was $44.7 billion (2018: $43.1 billion).

Refer to Note 24 to the financial statements for further details.

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

As at 30 September 2019, our assets securitised through a combination of privately or publicly placed issuances to a combination of domestic and offshore investors were $8.2 billion (2018: $7.6 billion).

Under AAS, all of the structured entities involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 24 to the financial statements for further details.

Structured finance transactions

We have entered into transactions with structured entities to provide financing to customers or to provide financing to the Group. Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in loans or Investment securities (2019)/available-for-sale securities (2018). The liabilities arising from these financing activities are generally included in debt issues or other financial liabilities. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Other off-balance sheet arrangements

Refer to Note 34 to the financial statements for details of our superannuation plans and Note 27 for details of our contingent liabilities, contingent assets and credit commitments.

2019 Westpac Group Annual Report	139

Risk and risk management

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2019.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2019.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2019 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Westpac adopted AASB9 on 1 October 2018 and has added, updated and modified controls over financial reporting as a result of the new accounting standard, embedding them into our existing control environment.

140	2019 Westpac Group Annual Report

Westpac's approach to sustainability

Sustainability performance

Westpac’s approach to sustainability

The Group’s approach to operating sustainably is designed to anticipate, respond to and shape the most pressing emerging topics (issues and opportunities) that have the potential to materially impact customers, employees, suppliers, shareholders and communities.

As one of Australia’s largest companies, Westpac Group plays a role in helping to create positive social, economic and environmental impact, for the benefit of all.

Our approach to sustainability is embedded within the Group’s business activities and aligns with the priorities set out in the Group’s strategy. We are aligned with the Paris Climate Agreement and contribute to the United Nations Sustainable Development Goals.

Guiding our approach

Accountability for the Group’s Sustainability Strategy starts with the Board, which has responsibility for considering the social, ethical and environmental impact of the Group’s activities, setting standards and monitoring compliance with sustainability policies and practices. The Westpac Sustainability Council comprising senior leaders from across the business, meets at least four times a year and oversees strategic progress and guides the Group’s approach.

Progress against the Sustainability Strategy is reported to and discussed with the Executive Team and Board twice each year, with other items discussed as needed.

Our approach is aligned to the widely accepted global standard for corporate responsibility and sustainable development, the AA1000 AccountAbility Principles Standard (2008), and its three key principles of Inclusivity, Materiality and Responsiveness.

Westpac’s sustainability performance is regularly benchmarked by a number of third-party ratings and awards, including the Dow Jones Sustainability Indices (DJSI), where the Group has been recognised as a global leader as a member of DJSI World for 18 years in a row. In 2019, Westpac ranked number one bank in Australia and ninth globally.

Frameworks and policies

Westpac responds to enduring and emerging material topics through frameworks and policies that are complementary to its business strategy and form part of the Group’s approach to governance and risk management. Collectively, they help to guide decisions, manage risk and drive action. Key frameworks and policies include:

•              Principles for Doing Business, which set out the behaviours the Group expects to be judged against in pursuit of its vision, and the framework to embed sustainable practices throughout the business in the areas of governance and ethics, customer practices, employee practices, care for the environment, community involvement and supply chain management;

•              Sustainability Risk Management Framework, which sets out how the Group manages sustainability risks in operations, lending and investment decisions, and the supply chain, providing a guide for roles and responsibilities within the organisation, reflecting the Group’s ‘three lines of defence’ risk management approach; and

•              A suite of policies that embed the principles and management requirements in day-to-day operations, including our Code of Conduct, divisional ESG policies, and position statements on sensitive sectors and issues including climate change and human rights.

2019 Westpac Group Annual Report	141

Westpac's approach to sustainability

Material sustainability topics

Informed by engagement with internal and external stakeholders, including the Group’s Stakeholder Advisory Council, review of policies, industry trends, peer analysis and regulatory and non-regulatory requirements, Westpac’s materiality process is aligned with the Global Reporting Initiative Standards (2016) and the AA1000 AccountAbility Principles Standard (2008). Prioritisation of material topics is subject to annual independent external assurance. Westpac’s top ten material topics are outlined below.

Material sustainability topic
Conduct and culture	Instances of poor conduct have eroded public trust in the financial services sector, driving an increased focus on corporate culture and improved outcomes for customers	Changing regulatory landscape	Supervision and regulation in jurisdictions that the Group operates in continue to evolve, creating uncertainty in the operating environment
Customer satisfaction and experience	Customers’ needs are becoming more complex, and at the same time their expectations around how they want to engage with us are evolving	Digital product and service transformation	Digitisation offers opportunities to improve efficiency and deliver new and better customer experiences when, how and where customers choose to engage with us
Governance and risk

Clear governance practices, active management of risk, commitment to compliance, and fair remuneration in our operations, supplier and partner relationships are critical to the longevity and financial wellbeing of the Group

		Customer vulnerability and hardship	Our ability to support customers in times of financial hardship and anticipating times when they can become vulnerable allows us to help when it matters most
Information security and data privacy	Maintaining customer confidentiality and the security of our systems is paramount to maintaining trust and confidence	Executive remuneration	Appropriate remuneration structures align executive remuneration and accountability with stakeholder interests over the long term, and play an important role in effective corporate governance
Financial and economic performance	Maintaining a healthy financial performance and strong balance sheet is vital to the Group’s long-term sustainability	Climate change risks and opportunities

As a major financial institution, we have an important role to play in managing the risks and opportunities of climate change, and supporting collaborative efforts to limit global warming, while also taking steps to help the economy and communities become more resilient to the expected effects

142	2019 Westpac Group Annual Report

Westpac's approach to sustainability

Sustainability goals

Westpac Group’s 2018-2020 Sustainability Strategy outlines the Group’s commitment to building a sustainable future. This includes taking action in the areas where the Group can have the greatest impact and create sustainable, long-term value for customers, communities and the nation by:

•                   helping people make better financial decisions;

•                   helping people by being there when it matters most to them; and

•                   helping people create a prosperous nation.

Underpinning these three priority areas is a commitment to fostering a culture of care and doing the right thing and continuing to lead on the sustainability fundamentals – policies, action plans, frameworks and metrics reporting. We continue to progress on our climate change, human rights and reconciliation action plans.

Westpac is committed to regular reporting to enable a comparison of performance over time. The table below summarises progress against the goals set out in the Group’s Sustainability Strategy with a focus on activity in the past 12 months.

Performance against sustainability goals

Priority areas	Goals	2019 performance
Helping people make better financial decisions	Help more people better understand their financial position, improving their financial confidence

•                   Continued to offer financial health check programs for superannuation members, including the digital Wealth Review tool and My Wellbeing online portal;

•                   Delivered a range of financial literacy programs to individuals, businesses, not-for-profit organisations and community groups through Westpac’s Davidson Institute in Australia and the Managing Your Money program in New Zealand; and

•                   Delivered financial capability communications for different demographic segments including for young Australians, in partnership with 26 universities and TAFE NSW (900,000 interactions); women, via Ruby Connection (724,000 interactions); and older Australians, via Starts at 60 (over 3 million interactions).

	Help people recover from financial hardship	• Helped customers experiencing financial hardship, issuing over 52,000 financial assistance packages during the year.
Helping people by being there when it matters most to them	Help people lift out of a difficult time and recover stronger

•                   Extended the $100 million drought relief fund launched last year to support Australian farmers;

•                   Committed $50 million to a flood relief fund dedicated to helping farmers in North Queensland;

•                   Delivered a portable ‘Bank in a Box’ branch to Townsville to help those affected by floods;

•                   Provided over 500 relief packages for customers impacted by natural disasters across Australia;

•                   Donated $150,000 to the Salvation Army and a further $100,000 to the Foundation for Rural & Regional Renewal (FRRR) to support disaster recovery and programs to build local community resilience;

•                   Joined the Government-led Drought Finance Taskforce to both share information with the government on the impact of drought on our customers and advise on measures to help alleviate the impact; and

•                   Continued work with the Australian Business Roundtable for Disaster Resilience and Safer Communities to define approaches to assist government, business and communities mitigate and respond to natural disasters.

Helping our most vulnerable customers

•                   Published the 2020 Customer Vulnerability Action Plan outlining the Group’s principles for engaging with customers experiencing vulnerability, including providing guidance, help and support for customers experiencing domestic and family violence and financial abuse;

•                   Assisted more than 900 customers since launching the Priority Assist 1800 telephone line to support customers experiencing domestic and family violence and financial abuse;

•                   Established specialist teams to support bankers with complex customer queries;

•                   Established a dedicated 24/7 Scams Assist team to protect customers who may be victims of fraud or scams;

•                   Launched a series of Life Moments tools and resources to assist customers and their families going through challenging circumstances such as the loss of a loved one, divorce or separation; and

•                   Supported over 3,000 Indigenous Australians through a dedicated customer care team established this year to support remote Indigenous communities.

2019 Westpac Group Annual Report	143

Westpac's approach to sustainability

Priority areas	Goals	2019 performance
Build the workforce of the future

•                  Identified 10 core capabilities to enable our people to prepare for the future of work and built curricula to support their growth in these areas; and

•                   Updated our Science, Technology, Engineering and Mathematics (STEM) Commitment, reflecting a wide range of interventions and initiatives to help build a STEM-confident nation that is diverse and future ready.

Invest and back the people and ideas shaping Australia

•                  Awarded $4.3 million in educational scholarships, through Westpac Scholars Trust, to the next 102 Westpac Scholars, bringing the total cohort to 416;

•                  Helped to create over 700 jobs[1] for vulnerable Australians through Westpac Foundation job creation grants to social enterprises;

•                  Westpac Foundation awarded 100 Community Grants to the total of $1 million, to support approximately 12,000 people;

•                  Supported the establishment of 359 businesses through our Many Rivers partnership; the partnership has created jobs[1] for more than 2,300 people, with 829 identifying as Indigenous;

•                  Maintained a portfolio of direct investment in nine early stage companies; and

•                   Maintained our commitment to Reinventure - $150 million across three funds, supporting Reinventure’s investment in 27 early stage companies.

Helping people create a prosperous nation	Back the growth of climate change solutions

•                  Increased lending to climate change solutions, taking total committed exposure to $9.3 billion, progressing towards our 2020 target of $10 billion;

•                  Facilitated $3.6 billion in funding for climate change solutions, exceeding our 2020 target of $3 billion; and

•                   Analysed climate change risks under 1.5, 2 and 4-degree scenarios.

Back the growth of housing affordability solutions

•                  Undertook research with Indigenous consultancy firm Origin Communications to consider how Westpac can support more Indigenous Australians to own their own home – with insights informing further exploration, such as intergenerational home ownership;

•                  Westpac New Zealand launched a dedicated home loan solution - ‘Westpac Prebuilt’ - offering a simple and streamlined process to help customers into prefabricated homes, the first bank in New Zealand to do so; and

•                  Extended our support to Head Start Homes (HSH) – a charity that helps people move out of social housing into their own homes.

Bring together partners and harness the Group capacity to tackle pressing social issues that matter most to the nation

•                  A founding bank and signatory to the Principles for Responsible Banking, developed as an initiative of the United Nations Environment Programme Finance Initiative (UNEP FI);

•                  Joined other Australian banks, insurers, super funds, investors and industry groups to form the Australian Sustainable Finance Initiative; and

•                   Joined an Expert Advisory Council, through WEConnect International, focusing on best-in-class approaches to supply chain, supplier diversity and access to capital for women-owned businesses.

1.                All results for the year ended 30 September except jobs created through the Westpac Foundation job creation grants to social enterprises and Many Rivers job creation which are for the year ended June.

144	2019 Westpac Group Annual Report

Westpac's approach to sustainability

Priority areas	Goals	2019 performance
A culture of doing the right thing

•                   Continued programs to rebuild trust, strengthen governance and deliver more consistent customer outcomes, including our Royal Commission response plan and our Culture, Governance, Accountability Self-Assessment action plan;

•                   Maintained ongoing Navigate training to reinforce Our Compass – a framework which brings together our vision, service promise, values and Code of Conduct – with smaller sessions facilitated by team leaders to continue the conversation locally; and

•                   Continued to assess employee performance through the ‘Motivate’ framework – a behaviours-first approach to people management.

A culture that is caring, inclusive and innovative	Promote an inclusive society, where our workforce reflects our customers

•                   Maintained 50% women in leadership[1] roles;

•                   36% women on the Westpac Board;

•                   161 new-to-bank Aboriginal or Torres Strait Islander hires;

•                   Introduced a leadership shadowing program for culturally and linguistically diverse employees to build exposure to new networks and career pathways; and

•                   Updated leave entitlements to include 20 days paid leave for employees undergoing a gender transition, three days Sorry Business leave for Aboriginal and Torres Strait Islander employees, increased paid leave for employees experiencing domestic and family violence to 20 days, and increased paid parental leave for support carers to three weeks.

Increase channels where customers can provide feedback

•                   Established a new complaints strategy centred on customer connection, service excellence, priority support for vulnerable customers and root cause and complaints prevention;

•                   Embedded a Customer Outcome Committee to work through complex cases;

•                   Reduced non-external dispute resolution average time to close for complaints from 13 days to seven days;

•                   Commenced tracking customer satisfaction of the complaint resolution experience;

•                   Launched our ‘FAIRGO’ decision principles that set out our approach to resolving complaints;

•                   Launched the “Spot it, Log it, Own it” internal campaign, promoting an improved culture of complaints handling; and

•                   97% of Australia-based employees completed the “Why Complaints Matter” training.

1.                Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

2019 Westpac Group Annual Report	145

Westpac's approach to sustainability

Priority areas	Goals	2019 performance
Employees

•                   Implemented the recommendations of the Sedgwick Review for employees effective from 1 October 2018, two years ahead of schedule;

•                   Embedded a Group Consequence Management Framework which sets out the standards expected of our employees and ensures greater consistency and transparency in the management of employee conduct matters;

•                   Achieved total recordable injury frequency rate (TRIFR) of 3.1, a 20% reduction from 2018, and lost time injury frequency rate (LTIFR) of 0.4;

•                   Improved Employee Assistance Program utilisation from 9.0% in 2018 to 10.2%; and

•                   Continued commitment to supporting workplace wellbeing, appointing a Chief Mental Health Officer to drive a range of activities focused on improving the psychological health and safety of our workforce.

Human rights

•                   Identified key categories of products and services that are supplied to the Group that have a higher likelihood of modern slavery risk;

•                   Commenced work to meet the requirements of the Australian Modern Slavery Act (2018) ahead of our 2021 reporting obligations;

•                   Became the first bank to be accredited as a Living Wage employer in New Zealand; and

•                   The only Australian bank to contribute to the Liechtenstein Initiative for a Financial Sector Commission on Modern Slavery and Human Trafficking - a public-private partnership that aims to put the financial sector at the heart of global efforts to end modern slavery and human trafficking - with the outcomes now published the Finance Against Slavery and Trafficking Blueprint.

Continuing to lead on the Sustainability Fundamentals	Sustainable lending and investment

•                   Launched the world’s first Green Tailored Deposit to be certified by internationally recognised Climate Bonds Initiative (CBI);

•                   Delivered several sustainability-linked loans designed to incentivise and reward customers for meeting pre-determined sustainability targets;

•                   Undertook an extensive review of our Sustainability Risk Management Framework focusing on improvements to risk identification, governance and reporting;

•                   Updated our position statement on Financing Agribusiness and continued our work to embed the management of key climate change and human rights-related risks across our business; and

•                   Updated our BT climate-related financial disclosures (superannuation and investments), in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Environment[1]

•                   Maintained carbon neutral status;

•                   Achieved a 5.6% reduction in greenhouse gas emissions (‘emissions’) compared to 2018 and 17.9% compared to our 2016 baseline;

•                   Achieved a 15.7% reduction in Group paper consumption compared to 2018 and 45.3% reduction against our 2016 baseline;

•                   Achieved a 3.9% reduction in water consumption in our Australian workplaces[2] compared to 2018 and 23.7% reduction against our 2016 baseline;

•                   Achieved a 75% diversion of waste from landfill in our main Australian offices[3]; and

•                   Committed to source 100% of global electricity consumption through renewable energy sources by 2025 and joined RE100.

Responsible Sourcing

•                   Sourced $18.6 million from diverse suppliers, including $3.6 million from Indigenous suppliers; and

•                   Joined ‘Raising the Bar’ as one of 16 inaugural signatories – a joint initiative of the Business Council of Australia and Indigenous business advocate Supply Nation, and committed to spend $21 million with Indigenous businesses by 2024.

Community and social impact

•                   Contributed over $130 million to community investment excluding commercial sponsorships across the Group; and

•                   13% employees participated in our volunteering programs, with more than 500 Westpac employees contributing more than 24,000 hours of skilled volunteering support to community partners and social enterprises to build their financial sustainability and social impact.

1.                All results for the year ended 30 September except environmental footprint which is for the year ended 30 June.

2.                Australian workplaces include commercial offices, retail branches, data centres and subsidiaries sites.

3.                Our main Australian offices are Sydney based Westpac buildings located at Kent Street, Barangaroo and Kogarah.

146	2019 Westpac Group Annual Report

Westpac's approach to sustainability

Climate-related financial disclosures

The Group has long recognised that climate change is one of the most significant issues that will impact the long-term prosperity of our economy and way of life. Westpac was the first Australian bank to recognise the importance of limiting global warming to less than two degrees and that to do this, global emissions need to reach net zero in the second half of this century.

Westpac continues to integrate the consideration of climate-related risks and opportunities into its business operations. This includes alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which the Group has publicly committed to support. Westpac Group’s performance against the recommendations of the TCFD is summarised below.

Governance

The Board has oversight of Westpac Group’s response to climate change. The Group’s third Climate Change Position Statement and 2020 Action Plan (CCPS) was approved by the Executive Team and the Board in 2017. It covers the management of the Group’s climate change risks and opportunities, including lending to climate solutions, the Group’s approach to financing emissions-intensive sectors, commitment to reporting and transparency, direct carbon footprint management, and incorporation of climate change considerations into the Group’s Sustainability Risk Management Framework1. The Board Risk and Compliance Committee reviews and approves updates to the Sustainability Risk Management Framework (which includes climate change risks) every two years.

Management of climate change is delegated to the Executive Team. The Sustainability Council (Council), formed in 2008 and sponsored by the Group Executive, Customer and Corporate Relations, brings together senior leaders from across the Group with the explicit responsibility for managing Westpac’s sustainability agenda, including climate change. The Council meets at least quarterly and has climate change as a fixed agenda item. The Council reports to the Executive Team and Board through twice-yearly updates.

The Council has oversight of committees established to oversee aspects of the Group’s CCPS. This includes:

•                   The Climate Change Solutions Committee which meets at least quarterly and oversees initiatives to achieve Westpac’s targets for lending to and facilitating climate change solutions;

•                   The Climate Change Risk Committee which oversees initiatives to address credit, regulatory and legal risks of climate change, including scenario analysis. Reports on climate change-related risks are provided to the Council on a quarterly basis; and

•                   The Environment Management Committee which oversees strategies and initiatives to reduce the Group’s direct environmental footprint, particularly targets around energy and emissions, and reports to the Council on a quarterly basis.

In addition, the Sustainable Bonds Committee provides risk governance and oversight of Climate Bonds and other sustainable funding programs to ensure compliance with relevant standards. It reports to the Treasury Risk and Compliance Committee.

Strategy

The Group’s 2018-2020 Sustainability Strategy and CCPS describe Westpac’s climate change strategy. The strategy is underpinned by principles which recognise that:

•                   A transition to a net zero emissions economy is required;

•                   Economic growth and emissions reductions are complementary goals;

•                   Addressing climate change creates financial opportunities;

•                   Climate-related risk is a financial risk; and

•                   Transparency and disclosure matters.

To address climate change risk and opportunities the CCPS identifies five focus areas where the Group is expected to direct its attention over the short, medium and long term2:

•                   Provide finance to back climate change solutions;

•                   Support businesses that manage their climate-related risks;

•                   Help individual customers respond to climate change;

•                   Improve and disclose our climate change performance; and

•                   Advocate for policies that stimulate investment in climate change solutions.

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

1.                Westpac’s Climate Change Position Statement and 2020 Action Plan does not apply to investments made where a Westpac Group entity is acting as a trustee (for example Responsible Super Entity licensee or Responsible Entity) or insurer. The governance and strategies for ESG risk in these portfolios (including climate change) are the responsibility of the relevant board and management of these entities.

2.                See: Westpac Group’s Climate Change Position Statement and 2020 Action Plan.

2019 Westpac Group Annual Report	147

Westpac's approach to sustainability

Risk management and scenario analysis

Further details about Westpac’s approach to climate related risks and its use of scenario analysis to analyse the implications of climate-related factors to its business are set out in the ‘Risk and risk management’ section.

Metrics and targets

Metrics	2019 performance
Support for climate solutions
• Total committed exposure (TCE) to climate solutions • Facilitation of climate solutions	• $9.3 billion vs 2020 target - $10 billion • $3.6 billion climate-related bonds vs 2020 target - $3 billion
Energy generation
• Emission intensity of electricity generation portfolio • Energy mix of electricity generation exposure (WIB only)	• 0.26 (tCO2e/MWh) vs 2020 target 0.30 (tCO2e/MWh) • 75% renewable versus 25% non-renewables.
Coal mining and coal exposure
• Lending to all mining (TCE) • Lending to coal mining (metallurgical and thermal) (TCE) • Thermal coal mining portfolio quality thresholds

•                   $10.5 billion mining exposure representing 1% of Group TCE

•                   $0.8 billion lending to coal mining representing 0.07% of Group TCE

•                   Coal quality

–                  Existing projects > 5,700 kCal/kg – Compliant

–                  New projects > 6,300 kCal/Kg - Compliant

Direct footprint
• Total Scope 1 and 2 emissions (tCO2e) • Total Scope 3 emissions (tCO2e) • Carbon neutral operations • Commitment to 100% renewable energy

•                   121,168 tCO2e1 - an annual reduction of 5.6% towards 2020 target of 9% (2016 baseline)

•                   62,242 tCO2e2

•                   Carbon neutrality maintained

•                   Committed to source 100% global electricity consumption through renewable energy sources by 2025

Climate change portfolio resilience
• Transition risk – 1.5-degree scenario • Transition risk – 2-degree scenario • Physical risk – 4-degree scenario

•                   Approximately 2.5% of current business lending exposed to sectors which by 2030 may experience higher risk in a transition to a 1.5-degree economy

•                   Approximately 0.9% of current business lending exposed to sectors which by 2030 may experience higher risk in a transition to a 2-degree economy

•                   Approximately 1.6% of current Australian mortgage portfolio in postcodes which by 2050 may be exposed to higher physical risks under a 4-degrees scenario

Further Information

Further details on Westpac’s climate change reporting can be found across the Group’s annual reporting suite:

TCFD recommendation	Location
Governance	• Annual Report Climate-related financial disclosures • Sustainability Performance Report – Climate Change • Climate Change Position Statement and 2020 Action Plan
Strategy	• Annual Report – Climate-related financial disclosures • Sustainability Performance Report – Climate Change • Climate Change Position Statement and 2020 Action Plan
Risk Management including scenario analysis	• Annual Report – Risk and risk management • Sustainability Performance Report – Climate Change • Climate Change Position Statement and 2020 Action Plan
Metrics and Targets	• Annual Report - Climate-related financial disclosures Sustainability Performance Report – Climate Change; Performance Metrics • ESG Dashboard – Westpac website

1.                Total Scope 1 and 2 emissions are for the year ended 30 June.

2.                Total Scope 3 emissions are for the year ended 30 June.

148	2019 Westpac Group Annual Report

Westpac's approach to sustainability

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

The Group’s Human Rights Position Statement and 2020 Action Plan (Statement) outlines Westpac’s approach to human rights-related commitments, principles, focus, approach, governance and related policies, statements, frameworks and action plans; considering its role as an employer, a customer services provider, a purchaser of goods and services, a financial services provider, a supporter of communities and a responsible business.

Governance and oversight

The Board has oversight of Westpac Group’s approach to human rights. The Statement was approved by the Group Executive and the Board in 2017. Management of human rights is delegated to Group Executives and the Sustainability Council brings together senior leaders from across the Group with explicit responsibility for managing Westpac’s sustainability agenda including human rights. The Council meets at least quarterly and has human rights as a fixed agenda item. The Council reports to the Board through twice-yearly updates. The Council has oversight of the Human Rights Working Group which meets quarterly to implement the consideration of human rights into day-to-day decision-making with a focus on the Group’s salient human rights issues.

Salient human rights issues

The Group has determined the following salient human rights issues – the human rights at risk of the most severe negative impact through a company’s activities and business relations.

Salient issue	Stakeholders at risk of being impacted	Potential impacts
Managing and protecting the privacy rights of individuals	Retail and business customers, employees, contractors, suppliers	Abuse, loss and breach of personal data and privacy
Customer vulnerability	Customers and wider customer value chain	Economic and social disadvantage of customers
Individual exclusion and discrimination in employment	Current and prospective employees and contractors	Inability to full and equal participation in employment
Unfair wages and conditions for workers in the value chain	Contractors, suppliers, third-party service providers	Impact to an individual’s prosperity, security and standard of living

Management of human rights issues

A range of policies and strategies outlined in the Human Rights Position Statement and 2020 Action Plan guide Westpac’s response to human rights issues. Westpac’s approach to engagement with stakeholders is set out in the Group’s Stakeholder Engagement Framework and aligned to the AA1000 Stakeholder Engagement Standard. The Group has a range of mechanisms in place to enable effective engagement with stakeholders such as its Whistleblower hotline, Office of the Customer Advocate, feedback and complaints webpages and phonelines.

Where appropriate these mechanisms are also equipped to remediate human rights issues.

This year the Group engaged with stakeholders in several ways to manage and advance its approach to human rights issues, including:

•                   The Group’s Stakeholder Advisory Council on the role of banks and modern slavery;

•                   Customers and the management of human rights risks arising in different industry sectors;

•                   Suppliers and the integration of human rights risk assessments in contracts;

•                   Civil society and evolving expectations on corporate approaches to human rights risk management;

•                   Specialist advisors and best practice in human rights risk management for companies; and

•                   Peers, government and industry groups to support collective efforts to address modern slavery.

Australian Modern Slavery Act 2018

With the introduction of the Modern Slavery Act in Australia, Westpac has begun work to embed its requirements into its procurement practices.

Westpac will publish its first Australian Slavery and Human Trafficking Statement in 2021, reporting on its activities for the FY20 period. The Group reports further detail on its human rights performance in its Sustainability Performance Report. It also produces a slavery and human trafficking statement in line with its obligations under the United Kingdom’s Modern Slavery Act.

2019 Westpac Group Annual Report	149

Westpac's approach to sustainability

Five year non-financial summary1

Key trends across a range of non-financial areas of performance are provided in the following five year non-financial summary.

	2019	2018	2017	2016	2015
Customer
Total customers (millions)[2]	14.2	14.2	13.9	13.4	13.2
Digitally active customers (millions)[3]	5.8	5.6	5.3	4.9	4.9
Branches[4]	1,143	1,204	1,251	1,310	1,429
Branches with 24/7 capability (%)[5]	35	33	29	27	22
ATMs	2,847	3,222	3,665	3,757	3,850
Smart ATMs (%)[6]	54	47	44	37	31
Change in consumer complaints (%) - Australia[7]	94	12	(18)	(31)	(28)
Change in consumer complaints (%) - NZ	2	(16)	(21)	(7)	(18)
Employees
Total employees (full-time equivalent)[8]	33,288	35,029	35,096	35,580	35,484
Employee voluntary attrition (%)[9]	10.3	10.0	9.6	10.6	10.6
New starter retention (%)[10]	84.5	84.1	84.7	85.5	85.3
Employee Commitment Index (%)[11]	71	73	76	-	-
Lost Time Injury Frequency Rate (LTIFR)[12]	0.4	0.4	0.6	0.8	0.8
Women as percentage of the total workforce (%)	58	57	58	58	59
Women in leadership (%)[13]	50	50	50	48	46
Environment
Total Scope 1 and 2 emissions - (tonnes CO2-e)[14]	121,168	128,339	134,237	156,701	1175,806
Total Scope 3 emissions - (tonnes CO2-e)[15]	62,242	65,783	68,830	63,347	68,484
Paper consumption - Aust and NZ (tonnes)[16]	1,812	2,161	2,706	3,304	4,857
Sustainable lending and investment
Climate change solutions attributable financing - Aust and NZ ($m)	9,263	9,113	6,979	6,193	6,054
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[17]	75	71	65	59	61
Electricity generation portfolio emissions intensity (tonnes CO2-e/MWh)[18]	0.26	0.28	0.36	0.38	0.38
Finance assessed under the Equator Principles - Group ($m)[19]	454	773	891	617	1,065
Social impact
Community investment excluding commercial sponsorship ($m)[20]	130	128	164	148	149
Community investment as a percentage of pre-tax profits - Group (%)[20]	1.33	1.09	1.42	1.39	1.30
Community investment as a percentage of pre-tax operating profit (cash earnings basis)[20]	1.32	1.10	1.41	1.32	1.33
Financial education (participants)[21]	619,995	133,844	112,263	59,596	65,538
Supply chain
Number of suppliers assessed against Responsible Sourcing Code of Conduct	98	100	31	-	-
Spend with Indigenous Australian suppliers - Australia ($m)[22]	3.6	3.8	2.8	1.7	1.2

1.           All data represents Group performance as at 30 September unless otherwise stated.

2.           All customers with an active relationship (exclude channel only and potential relationships).

3.           Unique customers who have successfully authenticated (including Quickzone) into the digital banking platforms within 90 days. Figures prior to 2016 are not comparable.

4.           Include six advisory centres and one community banking centre.

5.           Branches that allow customers to self-serve 24/7 via a range of devices that allow them to withdraw and deposit cash, coin exchange etc. (not all these services would be available at every 24/7 zone). Access determined by individual location (i.e. shopping centre opening hours may prevent 24/7 access).

6.           ATMs with deposit taking functionality. Excludes old style envelope deposit machines.

7.           Change in trend reflects updates to our complaints policy and standard which now requires people to log all complaints, even if they are resolved within 5 days.

8.           Full-time equivalent employees include permanent (full-time and pro-rata part-time staff) employees, and temporary (overtime, temporary and contract staff) employees.

9.           Employee voluntary attrition refers to the total voluntary separation of permanent employees over the 12 months average total permanent headcount for the period (includes full time, part time and maximum term employees).

10.      New starter retention over the 12 months rolling new starter headcount for the period (includes full time and part time permanent employees).

11.      New monthly employee survey conducted from 2017. Six month rolling average results reported and prior data not included due to change in survey methodology.

150	2019 Westpac Group Annual Report

Westpac's approach to sustainability

12.      Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Westpac Pacific figures included since FY16.

13.      Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.

14.      Scope 1 emissions are the release of greenhouse gases into the atmosphere as a direct result of the Westpac Group banking operations. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from the Westpacing operations. Australian data is prepared in accordance with the NGER Act 2007. New Zealand data is prepared in accordance with the guidance for Voluntary Corporate Greenhouse Gas Reporting published by the New Zealand Ministry for the Environment. These definitions also align with the GHG protocol and ISO 14064- 1 standard and are reported for the period 1 July to 30 June. Prior comparison periods adjusted to reflect Group numbers.

15.      Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac Group banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June. Prior comparison periods adjusted to reflect Group numbers.

16.      Total office paper and paper products purchased (in tonnes) by Westpac Group as reported by key suppliers. Includes office copy paper, paper products and printed materials, including direct mail and marketing documents (e.g. office stationery, marketing brochures, customer statements) and are reported for the period 1 July to 30 June.

17.      Measured as the percentage of indirect and direct financing (total committed exposure) to energy generation assets in the Australian and New Zealand electricity markets.

18.      Data is based on the reported exposures to energy generation (AUD lending only). The average financed emissions intensity is calculated by weighting each loan (total committed exposures) by the emissions intensity of each company.

19.      The Equator Principles is a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

20.      Indicator name changed from ‘Community investment ($m)’ to ‘Community investment excluding commercial sponsorships ($m)’ in 2018. 2017 figures were restated to be comparable with 2018. 2018 and 2017 figures include monetary contributions, time contributions, management costs and in-kind contributions comprising gifts and foregone fee revenue. 2016 and prior periods were not restated, and also include commercial sponsorships.

21.      Total number of interactions by employees, customers and general public with financial education materials offered by the Westpac Group during the year, delivered through face to face and online platforms. Uplift in 2019 number of participants driven by the inclusion of our Life Moments and Help for your Business Education pages.

22.      Annual spend with businesses that are 50% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation. Include Tiers 1 and 2 spend with Indigenous Australians suppliers. Prior periods restated to reflect inclusion of Tier 2 spend, first reported in 2018.

2019 Westpac Group Annual Report	151

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2019	2018	2017
Consumer	10,510	11,015	10,855
Business	5,081	5,103	5,258
Westpac Institutional Bank	2,434	2,646	2,725
Westpac New Zealand	4,140	4,182	4,328
Group Businesses	11,123	12,083	11,930
Total Group[1]	33,288	35,029	35,096

2019 v 2018

FTE decreased 1,741 or 5% compared to 2018. Delivery of productivity initiatives including organisation simplification and channel optimisation, the exit of the Advice business more than offset additional resources required for regulatory, compliance and customer remediation related activities.

2018 v 2017

FTE decreased 67 over the year. Delivery of productivity initiatives accelerated in the last quarter, more than offsetting the additional resources required for regulatory and compliance related activities and the Group’s investment programs across the year.

Property

We occupy premises primarily in Australia and New Zealand including 1,143 branches (2018: 1,204) as at 30 September 2019. As at 30 September 2019, we owned approximately 0.7% (2018: 1.5%) of the premises we occupied in Australia and none (2018: none) in New Zealand. The remainder of premises are held under commercial lease with terms generally averaging three to five years. As at 30 September 2019, the carrying value of our directly owned premises and sites was $78 million (2018: $89 million).

Westpac Place in the Sydney CBD is the Group’s head office. In December 2015, an Agreement for Lease was executed for 275 Kent Street, allowing for Westpac’s continued occupation of levels 1-23 until 2030 and levels 24-32 until 2024. This site is currently undergoing a refurbishment program and will have the capacity for over 6,000 staff in an agile environment upon its completion.

Westpac also occupies levels 1-28 of T2 in International Towers Sydney with a lease running until 2030. This site has a capacity for over 6,000 personnel in an agile environment.

We continue a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George, with a 2,400 seat capacity. A lease commitment at this site extends to 2034 with options to extend.

In Melbourne, Westpac has occupied the majority of 150 Collins Street since October 2015 with a lease term that extends to 2026. This was Westpac’s first fully agile workspace environment with over 1,000 staff now occupying our new Melbourne Head Office.

Westpac on Takutai Square is Westpac New Zealand’s head office, located at the eastern end of Britomart Precinct near Customs Street in Auckland, contains 21,903 square metres of office space across two buildings. Lease commitment at this site extends to 2031, with two six-year options to extend on each lease.

1.           Total employees include full-time, pro-rata part time, overtime, temporary and contract staff.

152	2019 Westpac Group Annual Report

Other Westpac business information

Significant long term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

Related party disclosures

Details of our related party disclosures are set out in Note 36 to the financial statements and details of Directors’ interests in securities are set out in the Remuneration Report included in the Directors’ Report.

Other than as disclosed in Note 36 to the financial statements and the Remuneration Report, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as they apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2019 and 2018 is provided in Note 35 to the financial statements.

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

During the year ended 30 September 2019, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2019 Westpac Group Annual Report	153

Financial statements
Income statements
Statements of comprehensive income Balance sheets
Statements of changes in equity Cash flow statements

Note 1	Financial statements preparation

Financial performance
Note 2	Segment reporting
Note 3	Net interest income
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Impairment charges
Note 7	Income tax
Note 8	Earnings per share
Note 9	Average balance sheet and interest rates

Financial assets and financial liabilities
Note 10	Trading securities and financial assets measured at fair value through income statement
Note 11	Available-for-sale securities / Investment securities
Note 12	Loans
Note 13	Provisions for expected credit losses / impairment charges
Note 14	Other financial assets
Note 15	Life insurance assets and life insurance liabilities
Note 16	Deposits and other borrowings
Note 17	Other financial liabilities
Note 18	Debt issues
Note 19	Loan capital
Note 20	Derivative financial instruments
Note 21	Financial risk
Note 22	Fair values of financial assets and financial liabilities
Note 23	Offsetting financial assets and financial liabilities
Note 24	Securitisation, covered bonds and other transferred assets

Intangible assets, provisions, commitments and contingencies
Note 25	Intangible assets
Note 26	Operating lease commitments
Note 27	Provisions, contingent liabilities, contingent assets and credit commitments

Capital and dividends
Note 28	Shareholders’ equity
Note 29	Capital adequacy
Note 30	Dividends

Group structure
Note 31	Investments in subsidiaries and associates
Note 32	Structured entities

Other
Note 33	Share-based payments
Note 34	Superannuation commitments
Note 35	Auditor’s remuneration
Note 36	Related party disclosures
Note 37	Notes to the cash flow statements
Note 38	Subsequent events
Note 39	Accounting policies relating to prior years

Statutory statements
Directors’ declaration
Management’s report on internal control over financial reporting Independent auditor’s report to the members of Westpac Banking Corporation
Report of independent registered public accounting firm

154	2019 Westpac Group Annual Report

Financial statements

Income statements1 for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2019	2018	2017	2019	2018
Interest income:
Calculated using the effective interest rate method	3	32,518	31,987	30,614	32,736	32,190
Other	3	704	584	618	776	640
Total interest income		33,222	32,571	31,232	33,512	32,830
Interest expense	3	(16,315)	(16,066)	(15,716)	(19,295)	(18,977)
Net interest income		16,907	16,505	15,516	14,217	13,853
Net fee income	4	1,655	2,424	2,603	922	2,172
Net wealth management and insurance income	4	1,029	2,061	1,800	-	-
Trading income	4	929	945	1,202	956	919
Other income	4	129	72	529	2,684	2,633
Net operating income before operating expenses and impairment charges		20,649	22,007	21,650	18,779	19,577
Operating expenses	5	(10,106)	(9,566)	(9,282)	(8,631)	(8,000)
Impairment charges	6	(794)	(710)	(853)	(750)	(682)
Profit before income tax		9,749	11,731	11,515	9,398	10,895
Income tax expense	7	(2,959)	(3,632)	(3,518)	(2,277)	(2,751)
Net profit for the year		6,790	8,099	7,997	7,121	8,144
Net profit attributable to non-controlling interests		(6)	(4)	(7)	-	-
Net profit attributable to owners of Westpac Banking Corporation		6,784	8,095	7,990	7,121	8,144
Earnings per share (cents)
Basic	8	196.5	237.5	238.0
Diluted	8	189.5	230.1	229.3

The above income statements should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	155

Financial statements

Statements of comprehensive income1 for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Net profit for the year	6,790	8,099	7,997	7,121	8,144
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Available-for-sale securities	-	(102)	75	-	(32)
Debt securities measured at fair value through other comprehensive income (FVOCI)	(46)	-	-	(39)	-
Cash flow hedging instruments	(203)	(161)	(91)	(121)	(125)
Share of associates’ other comprehensive income (net of tax)	-	-	3	-	-
Transferred to income statements:
Available-for-sale securities	-	66	(3)	-	(33)
Debt securities measured at FVOCI	(29)	-	-	(29)	-
Cash flow hedging instruments	197	203	115	128	160
Foreign currency translation reserve	(10)	(3)	-	-	-
Share of associates’ other comprehensive income (net of tax)	-	-	9	-	-
Exchange differences on translation of foreign operations (net of associated hedges)	182	181	(116)	162	174
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	-	9	(18)	-	19
Debt instruments measured at FVOCI	20	-	-	18	-
Cash flow hedge reserve	2	(13)	(6)	(3)	(10)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity instruments measured at FVOCI	11	-	-	(2)	-
Own credit adjustment on financial liabilities measured at fair value (net of tax)	(10)	43	(164)	(10)	43
Remeasurement of defined benefit obligation	(276)	45	190	(268)	47
Other comprehensive income for the year (net of tax)	(162)	268	(6)	(164)	243
Total comprehensive income for the year	6,628	8,367	7,991	6,957	8,387
Attributable to:
Owners of Westpac Banking Corporation	6,620	8,363	7,984	6,957	8,387
Non-controlling interests	8	4	7	-	-
Total comprehensive income for the year	6,628	8,367	7,991	6,957	8,387

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

156	2019 Westpac Group Annual Report

Financial statements

Balance Sheets1 as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2019	2018	2019	2018
Assets
Cash and balances with central banks		20,059	26,788	17,692	24,976
Collateral paid		5,930	4,787	5,773	4,722
Trading securities and financial assets measured at fair value through income statement (FVIS)	10	31,781	23,132	29,565	21,415
Derivative financial instruments	20	29,859	24,101	29,283	23,562
Available-for-sale securities	11	-	61,119	-	56,513
Investment securities	11	73,401	-	68,398	-
Loans	12	714,770	709,690	631,936	630,168
Other financial assets	14	5,367	5,517	4,615	4,666
Life insurance assets	15	9,367	9,450	-	-
Due from subsidiaries		-	-	142,961	140,597
Investment in subsidiaries		-	-	6,436	4,508
Investment in associates	31	129	115	100	76
Property and equipment		1,155	1,329	948	1,120
Deferred tax assets	7	2,048	1,180	1,925	1,102
Intangible assets	25	11,953	11,763	9,687	9,494
Other assets		807	621	420	311
Total assets		906,626	879,592	949,739	923,230
Liabilities
Collateral received		3,287	2,184	2,849	1,748
Deposits and other borrowings	16	563,247	559,285	501,430	500,468
Other financial liabilities	17	29,215	28,105	28,516	27,266
Derivative financial instruments	20	29,096	24,407	28,867	24,229
Debt issues	18	181,457	172,596	156,674	152,288
Current tax liabilities		163	296	88	184
Life insurance liabilities	15	7,377	7,597	-	-
Due to subsidiaries		-	-	148,607	142,400
Provisions	27	3,169	1,928	2,980	1,766
Deferred tax liabilities	7	44	18	-	3
Other liabilities		2,238	1,338	1,064	257
Total liabilities excluding loan capital		819,293	797,754	871,075	850,609
Loan capital	19	21,826	17,265	21,826	17,265
Total liabilities		841,119	815,019	892,901	867,874
Net assets		65,507	64,573	56,838	55,356
Shareholders’ equity
Share capital:
Ordinary share capital	28	37,508	36,054	37,508	36,054
Treasury shares and Restricted Share Plan (RSP) treasury shares	28	(553)	(493)	(575)	(508)
Reserves	28	1,311	1,077	1,338	1,114
Retained profits		27,188	27,883	18,567	18,696
Total equity attributable to owners of Westpac Banking Corporation		65,454	64,521	56,838	55,356
Non-controlling interests	28	53	52	-	-
Total shareholders’ equity and non-controlling interests		65,507	64,573	56,838	55,356

The above balance sheets should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	157

Financial statements

Statements of changes in equity1 for the years ended 30 September

Westpac Banking Corporation

Consolidated $m	Share capital (Note 28)	Reserves (Note 28)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation	Non- controlling interests (Note 28)	Total shareholders’ equity and non- controlling interests
Balance at 1 October 2016	33,014	727	24,379	58,120	61	58,181
Net profit for the year	-	-	7,990	7,990	7	7,997
Net other comprehensive income for the year	-	(32)	26	(6)	-	(6)
Total comprehensive income for the year	-	(32)	8,016	7,984	7	7,991
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(6,291)	(6,291)	-	(6,291)
Dividend reinvestment plan	1,452	-	-	1,452	-	1,452
Other equity movements
Share-based payment arrangements	-	98	-	98	-	98
Exercise of employee share options and rights	11	-	-	11	-	11
Purchase of shares (net of issue costs)	(43)	-	-	(43)	-	(43)
Net (acquisition)/disposal of treasury shares	(40)	-	-	(40)	-	(40)
Other	-	1	(4)	(3)	(14)	(17)
Total contributions and distributions	1,380	99	(6,295)	(4,816)	(14)	(4,830)
Balance at 30 September 2017	34,394	794	26,100	61,288	54	61,342
Net profit for the year	-	-	8,095	8,095	4	8,099
Net other comprehensive income for the year	-	180	88	268	-	268
Total comprehensive income for the year	-	180	8,183	8,363	4	8,367
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(6,400)	(6,400)	-	(6,400)
Dividend reinvestment plan	631	-	-	631	-	631
Conversion of Convertible Preference Shares	566	-	-	566	-	566
Other equity movements
Share-based payment arrangements	-	103	-	103	-	103
Exercise of employee share options and rights	3	-	-	3	-	3
Purchase of shares (net of issue costs)	(35)	-	-	(35)	-	(35)
Net (acquisition)/disposal of treasury shares	2	-	-	2	-	2
Other	-	-	-	-	(6)	(6)
Total contributions and distributions	1,167	103	(6,400)	(5,130)	(6)	(5,136)
Balance at 30 September 2018	35,561	1,077	27,883	64,521	52	64,573
Impact on adoption of new accounting standards[1]	-	2	(727)	(725)	-	(725)
Restated opening balance	35,561	1,079	27,156	63,796	52	63,848
Net profit for the year	-	-	6,784	6,784	6	6,790
Net other comprehensive income for the year	-	122	(286)	(164)	2	(162)
Total comprehensive income for the year	-	122	6,498	6,620	8	6,628
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(6,466)	(6,466)	-	(6,466)
Dividend reinvestment plan	1,489	-	-	1,489	-	1,489
Other equity movements
Share-based payment arrangements	-	108	-	108	-	108
Purchase of shares (net of issue costs)	(33)	-	-	(33)	-	(33)
Net (acquisition)/disposal of treasury shares	(62)	-	-	(62)	-	(62)
Other	-	2	-	2	(7)	(5)
Total contributions and distributions	1,394	110	(6,466)	(4,962)	(7)	(4,969)
Balance at 30 September 2019	36,955	1,311	27,188	65,454	53	65,507

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           2019 comprises 2019 interim dividend 94 cents per share ($3,239 million) and 2018 final dividend 94 cents per share ($3,227 million) (2018: 2018 interim dividend 94 cents per share ($3,213 million) and 2017 final dividend 94 cents per share ($3,187 million), 2017: 2017 interim dividend 94 cents per share ($3,150 million) and 2016 final dividend 94 cents per share ($3,141 million)), all fully franked at 30%.

158	2019 Westpac Group Annual Report

Financial statements

Statements of changes in equity1 for the years ended 30 September (continued)

Westpac Banking Corporation

Parent Entity $m	Share capital (Note 28)	Reserves (Note 28)	Retained profits	Total equity attributable to owners of Westpac Banking Corporation
Balance at 1 October 2017	34,452	858	16,871	52,181
Net profit for the year	-	-	8,144	8,144
Net other comprehensive income for the year	-	153	90	243
Total comprehensive income for the year	-	153	8,234	8,387
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(6,409)	(6,409)
Dividend reinvestment plan	631	-	-	631
Conversion of Convertible Preference Shares	566	-	-	566
Other equity movements
Share-based payment arrangements	-	103	-	103
Exercise of employee share options and rights	3	-	-	3
Purchase of shares (net of issue costs)	(35)	-	-	(35)
Net (acquisition)/disposal of treasury shares	(71)	-	-	(71)
Total contributions and distributions	1,094	103	(6,409)	(5,212)
Balance at 30 September 2018	35,546	1,114	18,696	55,356
Impact on adoption of new accounting standards	-	2	(502)	(500)
Restated opening balance	35,546	1,116	18,194	54,856
Net profit for the year	-	-	7,121	7,121
Net other comprehensive income for the year	-	114	(278)	(164)
Total comprehensive income for the year	-	114	6,843	6,957
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(6,470)	(6,470)
Dividend reinvestment plan	1,489	-	-	1,489
Other equity movements
Share based payment arrangements	-	108	-	108
Purchase of shares (net of issue costs)	(33)	-	-	(33)
Net (acquisition)/disposal of treasury shares	(69)	-	-	(69)
Total contributions and distributions	1,387	108	(6,470)	(4,975)
Balance at 30 September 2019	36,933	1,338	18,567	56,838

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           2019 comprises 2019 interim dividend 94 cents per share ($3,241 million) and 2018 final dividend 94 cents per share ($3,229 million) (2018: 2018 interim dividend 94 cents per share ($3,218 million) and 2017 final dividend 94 cents per share ($3,191 million)), all fully franked at 30%.

2019 Westpac Group Annual Report	159

Financial statements

Cash flow statements1 for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2019	2018	2017	2019	2018
Cash flows from operating activities
Interest received		33,093	32,639	31,133	33,770	32,947
Interest paid		(16,486)	(15,789)	(15,415)	(19,444)	(18,728)
Dividends received excluding life business		6	9	27	2,218	2,016
Other non-interest income received		3,865	4,995	4,926	2,982	3,832
Operating expenses paid		(9,080)	(7,889)	(7,828)	(7,491)	(6,543)
Income tax paid excluding life business		(3,406)	(3,585)	(3,388)	(3,081)	(3,349)
Life business:
Receipts from policyholders and customers		2,189	2,008	2,239	-	-
Interest and other items of similar nature		6	17	24	-	-
Dividends received		553	642	433	-	-
Payments to policyholders and suppliers		(2,250)	(2,089)	(1,861)	-	-
Income tax paid		(94)	(143)	(164)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		8,396	10,815	10,126	8,954	10,175
Net (increase)/decrease in:
Collateral paid		(847)	969	2,320	(755)	662
Trading securities and financial assets measured at FVIS		(7,629)	3,492	(4,729)	(7,358)	2,815
Derivative financial instruments		7,605	8,584	(5,042)	6,581	8,263
Loans		(4,188)	(24,740)	(26,815)	(3,312)	(23,661)
Other financial assets		336	859	466	324	502
Life insurance assets and liabilities		(134)	(230)	219	-	-
Other assets		(13)	10	67	(41)	33
Net increase/(decrease) in:
Collateral received		1,007	(295)	739	1,004	(606)
Deposits and other borrowings		1,113	23,928	23,062	963	20,783
Other financial liabilities		1,463	(3,632)	2,506	1,555	(3,742)
Other liabilities		(5)	10	(82)	(24)	17
Net cash provided by/(used in) operating activities	37	7,104	19,770	2,837	7,891	15,241
Cash flows from investing activities
Proceeds from available-for-sale securities		-	23,878	25,717	-	21,525
Purchase of available-for-sale securities		-	(24,376)	(27,028)	-	(22,230)
Proceeds from investment securities		19,768	-	-	16,483	-
Purchase of investment securities		(29,527)	-	-	(25,719)	-
Net movement in amounts due to/from controlled entities		-	-	-	2,110	923
Proceeds/(payments) from disposal of controlled entities, net of cash disposed	37	(1)	9	-	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	94	(577)
Proceeds from disposal of associates		45	-	630	-	-
Purchase of associates		(25)	(30)	(52)	(24)	(30)
Proceeds from disposal of property and equipment		157	91	65	143	62
Purchase of property and equipment		(280)	(310)	(264)	(209)	(251)
Purchase of intangible assets		(906)	(882)	(766)	(846)	(823)
Net cash provided by/(used in) investing activities		(10,769)	(1,620)	(1,698)	(7,968)	(1,401)
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		61,484	59,456	72,368	50,375	57,440
Redemption of debt issues		(63,313)	(64,698)	(69,119)	(56,347)	(58,005)
Issue of loan capital (net of issue costs)		4,935	2,342	4,437	4,935	2,342
Redemption of loan capital		(1,662)	(2,387)	(2,188)	(1,662)	(2,387)
Proceeds from exercise of employee options		-	3	11	-	3
Purchase of shares on exercise of employee options and rights		(6)	(8)	(17)	(6)	(8)
Shares purchased for delivery of employee share plan		(27)	(27)	(27)	(27)	(27)
Purchase of RSP treasury shares		(69)	(71)	(68)	(69)	(71)
Net sale/(purchase) of other treasury shares		7	73	7	-	-
Payment of dividends		(4,977)	(5,769)	(4,839)	(4,981)	(5,778)
Payment of distributions to non-controlling interests		(5)	(6)	(13)	-	-
Net cash provided by/(used in) financing activities		(3,633)	(11,092)	552	(7,782)	(6,491)
Net increase/(decrease) in cash and balances with central banks		(7,298)	7,058	1,691	(7,859)	7,349
Effect of exchange rate changes on cash and balances with central banks		569	944	(302)	575	936
Cash and balances with central banks as at the beginning of the year		26,788	18,786	17,397	24,976	16,691
Cash and balances with central banks as at the end of the year		20,059	26,788	18,786	17,692	24,976

The above cash flow statements should be read in conjunction with the accompanying notes.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

160	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2019, was authorised for issue by the Board of Directors on 4 November 2019. The Directors have the power to amend and reissue the financial report.

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

a.    Basis of preparation

(i)   Basis of accounting

This financial report is a general purpose financial report prepared in accordance with:

•              the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended);

•              Australian Accounting Standards (AAS) and Interpretations as issued by the Australian Accounting Standards Board (AASB); and

•              the Corporations Act 2001.

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

(ii)       Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to financial assets and financial liabilities (including derivative instruments) measured at fair value through income statement (FVIS) or in other comprehensive income (OCI).

(iii) Changes in accounting policies

Balance sheet

The following voluntary presentation changes to the balance sheet (and related notes) have been made to improve consistency and provide more relevant information to the users of the financial statements by reporting balances of a similar nature together in the same place in the balance sheet. These changes have no effect on the measurement of these items and therefore had no impact on retained earnings or net profit. These changes are:

•                the addition of new balance sheet lines for ‘collateral paid’, ‘other financial assets’, ‘collateral received’ and ‘other financial liabilities’;

•                removal of the balance sheet line ‘receivables due from other financial institutions’ and reclassification to ‘collateral paid’ and ‘other financial assets’;

•                removal of the balance sheet line ‘regulatory deposits with central banks overseas’ and reclassification to ‘cash and balances with central banks’ and ‘trading securities and financial assets measured at FVIS;

•                removal of the balance sheet line ‘payables due to other financial institutions’ and reclassification to ‘collateral received’ and ‘other financial liabilities’;

•                reclassification of collateral balances with non-financial institutions from ‘other assets’ and ‘other liabilities’ to ‘collateral paid’ and ‘collateral received’ respectively;

•                reclassification of financial assets or financial liabilities included in other assets or other liabilities respectively to other financial assets and other financial liabilities respectively; and

•                reclassification of other financial liabilities at FVIS to other financial liabilities.

2019 Westpac Group Annual Report	161

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Collateral paid/collateral received includes cash provided to/received from counterparties as collateral over financial liabilities/assets arising from derivative contracts, stock borrowing arrangements and funding transactions. It includes initial and variation margin placed as security for derivative transactions.

Comparatives for 30 September 2018 have been restated for these voluntary presentation changes and are detailed as follows.

$m	Reported	Consolidated Presentation changes	Restated	Reported	Parent Entity Presentation changes	Restated
Assets
Cash and balances with central banks	26,431	357	26,788	24,726	250	24,976
Receivables due from other financial institutions	5,790	(5,790)	-	5,711	(5,711)	-
Collateral paid	-	4,787	4,787	-	4,722	4,722
Trading securities and financial assets
measured at FVIS	22,134	998	23,132	20,417	998	21,415
Regulatory deposits with central banks overseas	1,355	(1,355)	-	1,248	(1,248)	-
Other financial assets[1]	-	5,517	5,517	-	4,666	4,666
Other assets	5,135	(4,514)	621	3,988	(3,677)	311
All other assets	818,747	-	818,747	867,140	-	867,140
Total assets	879,592	-	879,592	923,230	-	923,230
Liabilities
Payables due to other financial institutions	18,137	(18,137)	-	17,682	(17,682)	-
Collateral received	-	2,184	2,184	-	1,748	1,748
Other financial liabilities at FVIS	4,297	(4,297)	-	4,297	(4,297)	-
Other financial liabilities[1]	-	28,105	28,105	-	27,266	27,266
Other liabilities	9,193	(7,855)	1,338	7,292	(7,035)	257
All other liabilities	783,392	-	783,392	838,603	-	838,603
Total liabilities	815,019	-	815,019	867,874	-	867,874

1.           Refer to Note 14 and Note 17 for further information.

162	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Income statement

The following voluntary presentation changes to the income statement (and related notes) have been made to provide more relevant information to the users of the financial statements. These changes have no effect on the measurement of these items and therefore had no impact on retained earnings or net profit.

Net interest income

•              The components of interest income and interest expense relating to the balance sheet reclassifications have been restated accordingly. Note that there was no net impact to total interest income, total interest expense or to net interest income. Comparatives have been restated for these voluntary presentation changes and are detailed in the following table.

•              In addition, to comply with disclosure requirements, interest income calculated using the effective interest rate method has been presented separately from other interest income. For consistency, interest expense is presented in the same way. The details are provided in Note 3.

$m	Reported	Consolidated 2018 Presentation changes	Restated	Reported	Consolidated 2017 Presentation changes	Restated	Reported	Parent Entity 2018 Presentation changes	Restated
Note 3: Net interest income Interest income
Cash and balances with central banks	325	1	326	241	1	242	300	1	301
Receivables due from other financial institutions	108	(108)	-	110	(110)	-	102	(102)	-
Collateral paid	-	129	129	-	96	96	-	126	126
Net ineffectiveness on qualifying hedges	(18)	-	(18)	(22)	-	(22)	(22)	-	(22)
Trading securities and financial assets measured at FVIS	542	22	564	558	16	574	499	22	521
Available-for-sale securities	1,914	-	1,914	1,795	-	1,795	1,743	-	1,743
Investment securities	-	-	-	-	-	-	-	-	-
Loans	29,621	-	29,621	28,504	-	28,504	25,801	-	25,801
Regulatory deposits with central banks overseas	23	(23)	-	17	(17)	-	23	(23)	-
Due from subsidiaries	-	-	-	-	-	-	4,328	-	4,328
Other interest income	56	(21)	35	29	14	43	56	(24)	32
Total interest income	32,571	-	32,571	31,232	-	31,232	32,830	-	32,830
Interest expense
Payable due to other financial institutions	(319)	319	-	(279)	279	-	(314)	314	-
Collateral received	-	(45)	(45)	-	(19)	(19)	-	(41)	(41)
Deposits and other borrowings	(9,021)	-	(9,021)	(8,868)	-	(8,868)	(7,817)	-	(7,817)
Trading liabilities	(959)	-	(959)	(2,065)	-	(2,065)	(754)	-	(754)
Debt issues	(4,480)	-	(4,480)	(3,585)	-	(3,585)	(3,958)	-	(3,958)
Due to subsidiaries	-	-	-	-	-	-	(4,851)	-	(4,851)
Loan capital	(774)	-	(774)	(693)	-	(693)	(774)	-	(774)
Bank levy	(378)	-	(378)	(95)	-	(95)	(378)	-	(378)
Other interest expense	(135)	(274)	(409)	(131)	(260)	(391)	(131)	(273)	(404)
Total interest expense	(16,066)	-	(16,066)	(15,716)	-	(15,716)	(18,977)	-	(18,977)
Net interest income	16,505	-	16,505	15,516	-	15,516	13,853	-	13,853

2019 Westpac Group Annual Report	163

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Non-interest income and operating expenses

•              Disaggregating the non-interest income line on the income statement into four separate lines for net fee income, net wealth management and insurance income, trading income and other income.

•              Separating net fee income in the non-interest income note into fee income and fee expenses.

•              Reclassifying credit card loyalty program expense from operating expenses to the new fee expenses category in the non-interest income note.

Fee expenses include those expenses that are incremental external costs that vary directly with the provision of goods or services to customers (excluding expenses which would qualify as transaction costs relating to the issue, acquisition or disposal of a financial asset or a financial liability which are deferred and included in the effective interest rate and recognised in net interest income).

An incremental cost is one that would not have been incurred if a specific good or service had not been provided to a specific customer.

Comparatives have been restated for these voluntary presentation changes and are detailed in the following table.

$m	Reported	Consolidated 2018 Presentation changes	Restated	Reported	Consolidated 2017 Presentation changes	Restated	Reported	Parent Entity 2018 Presentation changes	Restated
Income statement
Net interest income	16,505	-	16,505	15,516	-	15,516	13,853	-	13,853
Non-interest income	5,628	(5,628)	-	6,286	(6,286)	-	5,825	(5,825)	-
Net fee income	-	2,424	2,424	-	2,603	2,603	-	2,172	2,172
Net wealth management and insurance income	-	2,061	2,061	-	1,800	1,800	-	-	-
Trading income	-	945	945	-	1,202	1,202	-	919	919
Other income	-	72	72	-	529	529	-	2,633	2,633
Net operating income before operating expenses and impairment charges	22,133	(126)	22,007	21,802	(152)	21,650	19,678	(101)	19,577
Operating expenses	(9,692)	126	(9,566)	(9,434)	152	(9,282)	(8,101)	101	(8,000)
Impairment charges	(710)	-	(710)	(853)	-	(853)	(682)	-	(682)
Profit before income tax	11,731	-	11,731	11,515	-	11,515	10,895	-	10,895
Income tax expense	(3,632)	-	(3,632)	(3,518)	-	(3,518)	(2,751)	-	(2,751)
Net profit for the year	8,099	-	8,099	7,997	-	7,997	8,144	-	8,144
Note 4: Non-interest income (extract) Net fee income
Facility fees	1,347	18	1,365	1,333	17	1,350	1,333	18	1,351
Transaction fees	1,105	77	1,182	1,193	65	1,258	886	53	939
Other non-risk fee income	98	-	98	229	-	229	54	-	54
Fee income	2,550	95	2,645	2,755	82	2,837	2,273	71	2,344
Credit card loyalty programs	-	(126)	(126)	-	(152)	(152)	-	(101)	(101)
Transaction fee related expenses	-	(95)	(95)	-	(82)	(82)	-	(71)	(71)
Fee expenses	-	(221)	(221)	-	(234)	(234)	-	(172)	(172)
Net fee income	2,550	(126)	2,424	2,755	(152)	2,603	2,273	(101)	2,172
Note 5: Operating expenses (extract)
Credit card loyalty programs	126	(126)	-	152	(152)	-	101	(101)	-
Total other expenses	1,662	(126)	1,536	1,652	(152)	1,500	1,357	(101)	1,256
Total operating expenses	9,692	(126)	9,566	9,434	(152)	9,282	8,101	(101)	8,000

164	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

(iv)      Standards adopted during the year ended 30 September 2019

AASB 9 Financial Instruments (December 2014) (AASB 9)

The Group adopted AASB 9 on 1 October 2018. The adoption of AASB 9 has been applied by adjusting the opening balance sheet at 1 October 2018, with no restatement of comparatives as permitted by the standard. The adoption of AASB 9 reduced retained earnings at 1 October 2018 by $722 million (net of tax) for the Group and by $495 million (net of tax) for the Parent Entity. This was primarily due to the increase in impairment provisions under the new standard.

Impairment

AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses (ECL) based on unbiased forward looking information, replacing the incurred loss model under AASB 139 Financial instruments: Recognition and Measurement (AASB 139) which only recognised impairment if there was objective evidence that a loss had been incurred. The revised impairment model applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, and credit commitments.

The accounting policy for the provision for ECL under AASB 9 is detailed in Notes 6 and 13.

Classification and measurement

AASB 9 replaced the classification and measurement model in AASB 139 with a new model that categorises financial assets based on: a) the business model within which the assets are managed and b) whether the contractual cash flows under the instrument represent solely payments of principal and interest (SPPI).

The accounting policies for the classification and measurement of financial assets and financial liabilities precede Note 10 and are also located in the relevant notes to the financial statements for financial assets and financial liabilities.

In the 2014 financial year, the Group early adopted part of AASB 9 which relates to the recognition of the changes in fair value of financial liabilities designated at fair value attributable to Westpac’s own credit risk in other comprehensive income (except where it would create an accounting mismatch, in which case all changes in fair value are recognised in the income statement). As a result, the accounting for this remains unchanged for the Group.

Hedging

AASB 9 changes hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional until the IASB completes its accounting for dynamic risk management project. Until this time, current hedge accounting under AASB 139 can continue to be applied. The Group has applied the option to continue hedge accounting under AASB 139, however the Group has adopted the amended AASB 7 Financial Instruments: Disclosures (AASB 7) hedge accounting disclosures as required.

AASB 15 Revenue from Contracts with Customers (AASB 15)

The Group adopted AASB 15 on 1 October 2018. It replaced AASB 118 Revenue and related interpretations and applies to all contracts with customers, except leases, financial instruments and insurance contracts. The standard provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition. This includes:

•              identifying the contract with customer;

•              identifying each of the performance obligations included in the contract;

•              determining the amount of consideration in the contract;

•              allocating the consideration to each of the identified performance obligations; and

•              recognising revenue as each performance obligation is satisfied.

The Group has applied AASB 15 by reducing the opening balance of retained earnings at the date of initial application, 1 October 2018, by $5 million (net of tax) for the Group and by $7 million (net of tax) for the Parent Entity with no comparative restatement.

In addition, the Group identified certain income and expenses which were previously reported on a net basis primarily within fee income which are now being presented on a gross basis.

Finally, certain facility fees have been reclassified from non-interest income to interest income.

2019 Westpac Group Annual Report	165

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Transition (AASB 9 and AASB 15)

Impact of the adoption of AASB 9 – impairment

The following tables show the impact of the adoption of AASB 9 on impairment balances.

Consolidated $m	Provisions on loans	Provisions for credit commitments	Loss allowance on debt securities at FVOCI[1]	Provisions on debt securities and other financial assets at amortised cost	Total
30 September 2018 - carrying amount	2,814	239	-	-	3,053
ECL on amortised cost financial instruments	882	98	-	9	989
ECL on debt securities measured at FVOCI	-	-	2	-	2
1 October 2018 - AASB 9 carrying amount	3,696	337	2	9	4,044

Parent Entity $m	Provisions on loans	Provisions for credit commitments	Loss allowance on debt securities at FVOCI[1]	Provisions on debt securities and other financial assets at amortised cost	Total
30 September 2018 - carrying amount	2,407	206	-	-	2,613
ECL on amortised cost financial instruments	751	95	-	-	846
ECL on debt securities measured at FVOCI	-	-	2	-	2
1 October 2018 - AASB 9 carrying amount	3,158	301	2	-	3,461

Impact of the adoption of AASB 9 – classification and measurement

Investment securities

Investment securities represent all debt and equity securities not measured at FVIS. Investment securities include debt securities at amortised cost and both debt and equity securities at FVOCI.

As a result of the adoption of AASB 9, available-for-sale debt securities of $811 million for the Group and $10 million for the Parent Entity have been reclassified to investment securities - debt securities at amortised cost as the business model for these instruments is achieved by collecting the contractual cash flows and these cash flows represent SPPI. The remaining available-for-sale debt securities of $60 billion for the Group and $56 billion for the Parent Entity have been reclassified to investment securities measured at FVOCI.

In addition, available-for-sale equity securities have been assessed on an instrument-by-instrument basis. For the Group, $275 million of available-for-sale equity securities have been reclassified to trading securities and financial assets measured at FVIS. The Group has elected to irrevocably designate the remaining $109 million of available-for-sale equity securities to continue to be measured at FVOCI. For the Parent Entity, all $67 million of available-for-sale equity securities were irrevocably designated to continue to be measured at FVOCI.

Loans

As a result of the adoption of AASB 9, for both the Group and the Parent Entity, $56 million of loans which were measured at amortised cost are measured at FVIS as the cash flows of the loan do not represent SPPI.

1.           Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in other comprehensive income (refer to Note 28). There is no reduction of the carrying value of the debt security which remains at fair value.

166	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

	30 September 2018 AASB 139 measurement basis					1 October 2018 AASB 9 measurement basis
Consolidated $m	Amortised cost	FVIS	FVOCI	Total	Change in measurement basis under AASB 9	Amortised cost	FVIS	FVOCI	Total
Financial assets
Cash and balances with central banks	26,788	-	-	26,788	No	26,788	-	-	26,788
Collateral paid	4,787	-	-	4,787	No	4,787	-	-	4,787
Trading securities and financial assets measured at FVIS	-	23,132	-	23,132	No	-	23,132	-	23,132
Derivative financial instruments	-	24,101	-	24,101	No	-	24,101	-	24,101
Available-for-sale securities	-	-	61,119	61,119	Yes	811	275	60,033	61,119
Loans[1]	709,144	546	-	709,690	Yes	709,088	602	-	709,690
Other financial assets	5,517	-	-	5,517	No	5,517	-	-	5,517
Life insurance assets	-	9,450	-	9,450	No	-	9,450	-	9,450
Total financial assets	746,236	57,229	61,119	864,584		746,991	57,560	60,033	864,584
Financial liabilities
Collateral received	2,184	-	-	2,184	No	2,184	-	-	2,184
Deposits and other borrowings	518,107	41,178	-	559,285	No	518,107	41,178	-	559,285
Other financial liabilities	23,808	4,297	-	28,105	No	23,808	4,297	-	28,105
Derivative financial instruments	-	24,407	-	24,407	No	-	24,407	-	24,407
Debt issues	169,241	3,355	-	172,596	No	169,241	3,355	-	172,596
Life insurance liabilities	-	7,597	-	7,597	No	-	7,597	-	7,597
Loan capital	17,265	-	-	17,265	No	17,265	-	-	17,265
Total financial liabilities	730,605	80,834	-	811,439		730,605	80,834	-	811,439

	30 September 2018 AASB 139 measurement basis					1 October 2018 AASB 9 measurement basis
Parent Entity $m	Amortised cost	FVIS	FVOCI	Total	Change in measurement basis under AASB 9	Amortised cost	FVIS	FVOCI	Total
Financial assets
Cash and balances with central banks	24,976	-	-	24,976	No	24,976	-	-	24,976
Collateral paid	4,722	-	-	4,722	No	4,722	-	-	4,722
Trading securities and financial assets measured at FVIS	-	21,415	-	21,415	No	-	21,415	-	21,415
Derivative financial instruments	-	23,562	-	23,562	No	-	23,562	-	23,562
Available-for-sale securities	-	-	56,513	56,513	Yes	10	-	56,503	56,513
Loans[1]	629,622	546	-	630,168	Yes	629,566	602	-	630,168
Other financial assets	4,666	-	-	4,666	No	4,666	-	-	4,666
Due from subsidiaries[2,3]	133,808	278	-	134,086	No	133,808	278	-	134,086
Total financial assets	797,794	45,801	56,513	900,108		797,748	45,857	56,503	900,108
Financial liabilities
Collateral received	1,748	-	-	1,748	No	1,748	-	-	1,748
Deposits and other borrowings	460,406	40,062	-	500,468	No	460,406	40,062	-	500,468
Other financial liabilities	22,969	4,297	-	27,266	No	22,969	4,297	-	27,266
Derivative financial instruments	-	24,229	-	24,229	No	-	24,229	-	24,229
Debt issues	149,065	3,223	-	152,288	No	149,065	3,223	-	152,288
Due to subsidiaries[4]	141,877	523	-	142,400	No	141,877	523	-	142,400
Loan capital	17,265	-	-	17,265	No	17,265	-	-	17,265
Total financial liabilities	793,330	72,334	-	865,664		793,330	72,334	-	865,664

1.           As at 30 September 2018, loans at amortised cost were restated from $706,440 million to $709,144 million for the Group, and from $626,918 million to $629,622 million for the Parent Entity. Loans at FVIS were also restated from $3,250 million to $546 million for both the Group and the Parent Entity.

2.           Due from subsidiaries excludes $6,511 million of long-term debt instruments with equity like characteristics which are part of the total investment in subsidiaries.

3.           Comparatives have been restated to reclassify $278 million from amortised cost to FVIS.

4.           Comparatives have been restated to reclassify $523 million from amortised cost to FVIS.

2019 Westpac Group Annual Report	167

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Reconciliation of the opening balance sheet

The following tables reconcile the reported 30 September 2018 balance sheet to the 1 October 2018 opening balance sheet on adoption of AASB 9 and AASB 15 showing separately the impact of adjustments relating to reclassification and remeasurement including the related tax impacts.

	30 September 2018	1 October 2018
Consolidated $m	Restated Carrying Amount	AASB 9 changes		AASB 15 changes	Opening carrying amount
		Reclassifications	Remeasurement[1]
Assets Cash and balances with central banks	26,788	-	-	-	26,788
Collateral paid	4,787	-	-	-	4,787
Trading securities and financial assets measured at FVIS	23,132	275	-	-	23,407
Derivative financial instruments	24,101	-	-	-	24,101
Available-for-sale securities	61,119	(61,119)	-	-	-
Investment securities	-	60,844	(9)	-	60,835
Loans (at amortised cost)	709,144	(56)	(925)	-	708,163
Loans (at fair value)	546	56	-	-	602
Other financial assets	5,517	-	-	-	5,517
Deferred tax assets	1,180	-	300	-	1,480
All other assets	23,278	-	-	-	23,278
Total assets	879,592	-	(634)	-	878,958
Liabilities
Collateral received	2,184	-	-	-	2,184
Deposits and other borrowings	559,285	-	-	-	559,285
Other financial liabilities	28,105	-	-	(12)	28,093
Derivative financial instruments	24,407	-	-	-	24,407
Debt issues	172,596	-	-	-	172,596
Provisions	1,928	-	98	-	2,026
Loan capital	17,265	-	-	-	17,265
All other liabilities	9,249	-	(12)	17	9,254
Total liabilities	815,019	-	86	5	815,110
Net assets	64,573	-	(720)	(5)	63,848
Shareholders’ equity
Share capital:
Ordinary shares	36,054	-	-	-	36,054
Treasury shares and RSP treasury shares	(493)	-	-	-	(493)
Reserves	1,077	-	2	-	1,079
Retained profits	27,883	-	(722)	(5)	27,156
Total equity attributable to owners of Westpac Banking Corporation	64,521	-	(720)	(5)	63,796
Non-controlling interests	52	-	-	-	52
Total shareholder’s equity and Non-controlling interests	64,573	-	(720)	(5)	63,848

1.           The impact on adoption of expected credit loss provisioning resulted in increases in provisions on loans by $882 million, provisions for credit commitments by $98 million and loss allowance on debt securities at FVOCI by $2 million and provisions on debt securities at amortised cost by $9 million.

168	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

	30 September 2018	1 October 2018
Parent Entity $m	Restated Carrying Amount	AASB 9 changes		AASB 15 changes	Opening carrying amount
		Reclassifications	Remeasurement[1]
Assets Cash and balances with central banks	24,976	-	-	-	24,976
Collateral paid	4,722	-	-	-	4,722
Trading securities and financial assets measured at FVIS	21,415	-	-	-	21,415
Derivative financial instruments	23,562	-	-	-	23,562
Available-for-sale securities	56,513	(56,513)	-	-	-
Investment securities	-	56,513	-	-	56,513
Loans (at amortised cost)	629,622	(56)	(786)	-	628,780
Loans (at fair value)	546	56	-	-	602
Other financial assets	4,666	-	-	-	4,666
Due from subsidiaries	140,597	-	-	-	140,597
Investment in subsidiaries	4,508	-	-	-	4,508
Deferred tax assets	1,102	-	258	-	1,360
All other assets	11,001	-	-	-	11,001
Total assets	923,230	-	(528)	-	922,702
Liabilities Collateral received	1,748	-	-	-	1,748
Deposits and other borrowings	500,468	-	-	-	500,468
Other financial liabilities	27,266	-	-	(9)	27,257
Derivative financial instruments	24,229	-	-	-	24,229
Debt issues	152,288	-	-	-	152,288
Due to subsidiaries	142,400	-	(118)	-	142,282
Provisions	1,766	-	95	-	1,861
Loan capital	17,265	-	-	-	17,265
All other liabilities	444	-	(12)	16	448
Total liabilities	867,874	-	(35)	7	867,846
Net assets	55,356	-	(493)	(7)	54,856
Shareholders’ equity Share capital:
Ordinary shares	36,054	-	-	-	36,054
Treasury shares and RSP treasury shares	(508)	-	-	-	(508)
Reserves	1,114	-	2	-	1,116
Retained profits	18,696	-	(495)	(7)	18,194
Total equity attributable to owners of Westpac Banking Corporation	55,356	-	(493)	(7)	54,856
Non-controlling interests	-	-	-	-	-
Total shareholder’s equity and non-controlling interests	55,356	-	(493)	(7)	54,856

As permitted by AASB 9 and AASB 15, comparatives have not been restated. Comparatives have been restated for voluntary presentation changes as detailed in the section “Changes in accounting policies” above.

1.           The impact on adoption of expected credit loss provisioning resulted in increases in provisions on loans by $751 million, provisions for credit commitments by $95 million and loss allowance on debt securities measured at FVOCI by $2 million. Included in the increase in provision on loans was $118 million relating to loans which have been securitised by the Parent Entity to subsidiaries. The due to subsidiaries balance has been reduced by this amount as the relevant subsidiary records the expected credit loss on these loans and adjusts its intergroup receivable from the Parent Entity accordingly.

2019 Westpac Group Annual Report	169

Notes to the financial statements

Note 1. Financial statements preparation (continued)

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

b.     Critical accounting assumptions and estimates

Applying the Group’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

•              Note 7                                           Income tax

•              Note 13                                     Provisions for expected credit losses/impairment charges

•              Note 15                                    Life insurance assets and life insurance liabilities

•              Note 22                                    Fair values of financial assets and financial liabilities

•              Note 25                                    Intangible assets

•              Note 27                                    Provisions, contingent liabilities, contingent assets and credit commitments

•              Note 34                                    Superannuation commitments

170	2019 Westpac Group Annual Report

Notes to the financial statements

Note 1. Financial statements preparation (continued)

c.    Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 16 Leases (AASB 16) was issued on 23 February 2016 and will be effective for the 30 September 2020 financial year. The standard will not result in significant changes for lessor accounting. The main changes under the standard are:

•              all operating leases of greater than 12 months duration will be required to be presented on balance sheet by the lessee as a right-of-use (ROU) asset and lease liability. The asset and liability will initially be measured at the present value of non-cancellable lease payments and payments to be made in optional periods where it is reasonably certain that the option will be exercised; and

•              all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the ROU asset.

The AASB 16 implementation and governance program is led by Finance with representatives from the impacted areas of the business with oversight from the Chief Financial Officer. The project has identified the portfolios impacted by that standard which are predominantly property leases. In addition, the project has updated finance systems and processes, established a governance framework, updated relevant policies and addressed key judgements including the transition option that will be applied in order to determine the expected impact to the Group.

The Group will adopt the standard using the simplified approach of transition with no restatement of comparative information. The expected impact on adoption of the standard will be to recognise a ROU asset of approximately $3.4 billion and an equivalent lease liability with no impact on retained earnings.

The Group has determined that it will use the incremental borrowing rate as the discount rate when determining present value. This discount rate will be based on the remaining maturity of the lease at the date of transition. The Group will also apply the practical exemptions for low-value assets and short-term leases.

AASB 17 Insurance Contracts (AASB 17) was issued on 19 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

•              the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract;

•              portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ;

•              risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards;

•              the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/ services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards;

•              a narrower definition of what acquisition costs may be deferred;

•              an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather than in profit and loss;

•              an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss;

•              reinsurance contracts and the associated liability are to be determined separately to the gross contract liability and may have different contract boundaries; and

•              additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine.

2019 Westpac Group Annual Report	171

Notes to the financial statements

Note 1. Financial statements preparation (continued)

On 26 June 2019, the IASB issued an exposure draft proposing a number of amendments to the insurance contracts standard. If approved, these amendments would allow entities to:

•              defer acquisition costs for anticipated renewals outside of the initial contract boundary; and

•              recognise a gain in the P&L for reinsurance contracts, to offset losses from onerous contracts on initial recognition (to the extent the reinsurance contracts held covers the losses of each contract on a proportionate basis).

In addition, the effective date of the standard would be deferred by one year to be applicable to the Group for the 30 September 2023 financial year.

AASB Interpretation 23 Uncertainty over Income Tax Treatments (Interpretation 23) was issued in July 2017 and will be effective for the 30 September 2020 financial year. Interpretation 23 clarifies the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments, and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position.

Where it is not considered probable, the effect of the uncertainty will be reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount will be determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgements will be reassessed as and when new facts and circumstances are presented.

The interpretation is not expected to have a material impact on the Group.

A revised Conceptual Framework (Framework) was issued in May 2019. This will be effective for the Group for the 30 September 2021 financial year. The revised Framework includes new definitions and recognition criteria for assets, liabilities, income and expenses and other relevant financial reporting concepts. The changes are not expected to have a material impact on the Group.

Other amendments to existing standards that are not yet effective are not expected to have a material impact to the Group.

Interbank-offered rates (IBOR) reform

IBORs are interest rate benchmarks used in financial markets for pricing, valuing and hedging a wide variety of financial instruments such as derivatives, loans and bonds. Examples of IBOR include ‘LIBOR’ and ‘EURIBOR’.

A review of the global major IBORs is being conducted to reform or replace existing IBORs with more suitable alternative reference rates (ARRs). This IBOR reform will impact the accounting for financial instruments that reference IBORs including hedge accounting, fair value methodologies and existing financial instruments that reference IBORs at transition. This replacement process is at different stages and is progressing at different speeds in different jurisdictions. Therefore, there is uncertainty as to the basis, method, timing and implications of transition to the ARRs.

In October 2019, the AASB issued amendments to AASB 9, AASB 139 and AASB 7 which enable hedge accounting to continue for certain hedges that might otherwise need to be discontinued due to uncertainties arising from IBOR reform and requires certain disclosures. These amendments are effective for the Group for the 30 September 2021 financial year with early application permitted.

As a result of these developments, the Group has applied judgement in the current reporting period to determine that hedge relationships that include IBORs as a hedged risk continue to qualify for hedge accounting. The Group continues to monitor these developments and the expected impact.

172	2019 Westpac Group Annual Report

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

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

•              more effectively assess current year performance against prior years;

•              compare performance across business divisions; and

•              compare performance across peer companies.

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

To determine cash earnings, three categories of adjustments are made to statutory results:

•              material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•              items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•              accounting reclassifications between individual line items that do not impact statutory results.

Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

On 19 March 2019, the Group announced changes to the way it supports customer’s wealth and insurance needs, realigning its BTFG businesses into expanded Consumer and Business divisions and exiting the provision of personal financial advice. As a result, the insurance business was transferred to Consumer, the funds management business was transferred to Business, and the Advice business and certain support functions of BTFG Australia were transferred to Group Businesses. Changes to the Group’s organisational structure were effective from 1 April 2019 and the results of the operating segments for 2018 and 2017 have been restated.

The operating segments are defined by the customers they service and the services they provide:

•              Consumer:

–             is responsible for sales and service of banking and financial products and services to consumer customers in Australia;

–             is also responsible for the Group’s Australian insurance business, which covers the manufacture and distribution of life, general and lenders mortgage insurance; and

–             operates under the Westpac, St.George, BankSA, Bank of Melbourne, RAMS and BT brands.

•              Business:

–             is responsible for sales and service of banking and financial products and services for SME and commercial business customers in Australia. SME and Commercial business customers typically have facilities up to approximately $150 million;

–             is responsible for Private Wealth, serving the banking needs of high net worth customers across the banking brands;

–             is responsible for the manufacture and distribution of investments (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms; and

–             operates under the Westpac, St.George, BankSA, Bank of Melbourne and BT brands.

2019 Westpac Group Annual Report	173

Notes to the financial statements

Note 2. Segment reporting (continued)

•              Westpac Institutional Bank (WIB):

–             is responsible for delivering a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand;

–             services include financing, transactional banking, financial and debt capital markets;

–             customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia; and

–             also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea.

•              Westpac New Zealand:

–             is responsible for sales and service of banking, wealth and insurance products to customers in New Zealand;

–             customer base includes consumers, business and institutional customers; and

–             operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.

•              Group Businesses include:

–             Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;

–             Group Technology1, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;

–             Core Support2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations;

–             Following the Group’s decision to restructure the Wealth operating segment and to exit the Advice business in March 2019, the remaining Advice business (including associated remediation) and support functions have been transferred to Group Business; and

–             Group Businesses also includes earnings on capital not allocated to divisions, for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions.

•              For Westpac, AASB 9 and AASB 15 were adopted on 1 October 2018 and as comparatives were not restated, line item movements in our reported results are not directly comparable across periods. In order to provide the operational trends in business, we have revised the 2018 cash earnings comparatives as if the standards applied on 1 October 2017, except for expected credit loss provisioning which is not feasible. These adjustments do not impact 2018 cash earnings but do affect individual line items. These adjustments are comprised of:

–             Line fees: The Group has reclassified line fees (mostly Business) from non-interest income to net interest income to more appropriately reflect the relationship with drawn lines of credit;

–             Card scheme: Support payments received from Mastercard and Visa have been reclassified to non-interest income and related expenses have been reclassified to operating expenses;

–             Interest carrying adjustment: Interest on performing loans (stage 1 and stage 2 loans) is now measured on the gross loan value. Previously, interest on performing loans was recognised on the loan balance net of provisions. This adjustment increases interest income and impairment charges;

–             Other fees and expenses: The Group has restated the classification of a number of fees and expenses. This has resulted in the grossing up of net interest income, non-interest income, impairment charges and operating expenses; and

–             Merchant terminal costs: Some variable costs related to Westpac’s merchant terminal business have been reclassified between non-interest income and operating expenses.

1.           Costs are fully allocated to other divisions in the Group.

2.           Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

174	2019 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

Comparatives have also been restated for:

•              recent customer migration between divisions and accompanying impacts on divisional income statement and balance sheet;

•              refinement in expense allocations; and

•              changes to Group’s organisation structure following the realignment of the BTFG businesses into Consumer, Business and Group Businesses.

The following tables present the segment results on a cash earnings basis for the Group:1

2019 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	7,942	5,092	1,443	1,860	616	16,953	(46)	16,907
Net fee income	608	464	610	163	(190)	1,655	-	1,655
Net wealth management and insurance income	425	899	-	177	(478)	1,023	6	1,029
Trading income	93	106	695	37	(24)	907	22	929
Other income	15	(5)	(13)	46	74	117	12	129
Net operating income before operating expenses and impairment charges	9,083	6,556	2,735	2,283	(2)	20,655	(6)	20,649
Operating expenses	(3,817)	(2,805)	(1,284)	(939)	(1,186)	(10,031)	(75)	(10,106)
Impairment (charges)/benefits	(581)	(272)	(46)	10	95	(794)	-	(794)
Profit before income tax	4,685	3,479	1,405	1,354	(1,093)	9,830	(81)	9,749
Income tax expense	(1,397)	(1,048)	(386)	(369)	225	(2,975)	16	(2,959)
Net profit attributable to non-controlling interests	-	-	(5)	-	(1)	(6)	-	(6)
Cash earnings for the year	3,288	2,431	1,014	985	(869)	6,849	(65)	6,784
Net cash earnings adjustments	-	(45)	-	(1)	(19)	(65)
Net profit attributable to owners of Westpac Banking Corporation	3,288	2,386	1,014	984	(888)	6,784

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Statutory comparatives have not been restated. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	175

Notes to the financial statements

Note 2. Segment reporting1 (continued)

2018 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	7,850	5,284	1,442	1,799	812	17,187	(682)	16,505
Net fee income	659	511	610	164	(34)	1,910	514	2,424
Net wealth management and insurance income	549	1,012	212	149	95	2,017	44	2,061
Trading income	96	100	697	51	(18)	926	19	945
Other income	7	17	46	9	46	125	(53)	72
Net operating income before operating expenses and impairment charges	9,161	6,924	3,007	2,172	901	22,165	(158)	22,007
Operating expenses	(3,774)	(2,651)	(1,449)	(855)	(969)	(9,698)	132	(9,566)
Impairment (charges)/benefits	(486)	(321)	16	(22)	1	(812)	102	(710)
Profit before income tax	4,901	3,952	1,574	1,295	(67)	11,655	76	11,731
Income tax expense	(1,478)	(1,196)	(476)	(361)	(75)	(3,586)	(46)	(3,632)
Net profit attributable to non-controlling interests	-	-	(5)	-	1	(4)	-	(4)
Cash earnings for the year	3,423	2,756	1,093	934	(141)	8,065	30	8,095
Net cash earnings adjustments	(15)	(76)	-	13	108	30
Net profit attributable to owners of Westpac Banking Corporation	3,408	2,680	1,093	947	(33)	8,095

2017 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Group Businesses	Total	Net cash earnings adjustment	Income Statement
Net interest income	7,733	4,950	1,354	1,706	712	16,455	(939)	15,516
Net fee income	745	518	628	197	82	2,170	433	2,603
Net wealth management and
insurance income	488	951	93	148	130	1,810	(10)	1,800
Trading income	100	100	967	51	-	1,218	(16)	1,202
Other income	18	48	28	14	(31)	77	452	529
Net operating income before operating expenses and impairment charges	9,084	6,567	3,070	2,116	893	21,730	(80)	21,650
Operating expenses	(3,548)	(2,548)	(1,358)	(890)	(834)	(9,178)	(104)	(9,282)
Impairment (charges)/benefits	(600)	(369)	(79)	51	43	(954)	101	(853)
Profit before income tax	4,936	3,650	1,633	1,277	102	11,598	(83)	11,515
Income tax expense	(1,484)	(1,096)	(463)	(360)	(126)	(3,529)	11	(3,518)
Net profit attributable to non-controlling interests	-	-	(7)	-	-	(7)	-	(7)
Cash earnings for the year	3,452	2,554	1,163	917	(24)	8,062	(72)	7,990
Net cash earnings adjustments	(116)	150	-	(14)	(92)	(72)
Net profit attributable to owners of Westpac Banking Corporation	3,336	2,704	1,163	903	(116)	7,990

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Statutory comparatives have not been restated. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 for further detail.

176	2019 Westpac Group Annual Report

Notes to the financial statements

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit

$m	2019	2018	2017
Cash earnings for the year	6,849	8,065	8,062
Cash earning adjustments:
Amortisation of intangible assets	-	(17)	(137)
Fair value gain/(loss) on economic hedges	(35)	126	(69)
Ineffective hedges	20	(13)	(16)
Adjustments relating to Pendal	(45)	(73)	171
Treasury shares	(5)	7	(21)
Total cash earnings adjustments	(65)	30	(72)
Net profit attributable to owners of Westpac Banking Corporation	6,784	8,095	7,990

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

		2019		2018		2017
	$m	%	$m	%	$m	%
Revenue
Australia[1]	31,113	84.2	32,595	85.6	32,210	86.2
New Zealand[1]	4,520	12.2	4,381	11.5	4,326	11.6
Other overseas[2]	1,331	3.6	1,097	2.9	830	2.2
Total	36,964	100.0	38,073	100.0	37,366	100.0
Non-current assets[3]
Australia	12,280	93.7	12,271	93.7	12,326	93.8
New Zealand	761	5.8	756	5.8	745	5.7
Other overseas[2]	67	0.5	65	0.5	68	0.5
Total	13,108	100.0	13,092	100.0	13,139	100.0

1.                Comparatives have been restated for consistency.

2.                Other overseas included Pacific Islands, Asia, the Americas and Europe.

3.                Non-current assets represent property and equipment and intangible assets.

2019 Westpac Group Annual Report	177

Notes to the financial statements

Note 3. Net interest income1

Accounting policy

Interest income and interest expense for all interest earning financial assets and interest bearing financial liabilities at amortised cost or FVOCI, detailed within the table below, are recognised using the effective interest rate method. Net income from treasury’s interest rate and liquidity management activities and the cost of the Bank levy are included in net interest income.

The effective interest rate method calculates the amortised cost of a financial instrument by discounting the financial instrument’s estimated future cash receipts or payments to their present value and allocates the interest income or interest expense, including any fees, costs, premiums or discounts integral to the instrument, over its expected life.

Interest income is calculated based on the gross carrying amount of financial assets in stages 1 and 2 of the Group’s ECL model and on the carrying amount net of the provision for ECL for financial assets in stage 3. Refer to Note 13 for further details of the Group’s ECL model.

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Interest income[2]
Calculated using the effective interest rate method
Cash and balances with central banks	334	326	242	311	301
Collateral paid	201	129	96	197	126
Available-for-sale securities	-	1,914	1,795	-	1,743
Investment securities	1,919	-	-	1,750	-
Loans	30,029	29,583	28,438	26,171	25,763
Other financial assets	35	35	43	33	32
Due from subsidiaries	-	-	-	4,274	4,225
Total interest income calculated using the effective interest rate method	32,518	31,987	30,614	32,736	32,190
Other
Net ineffectiveness on qualifying hedges	28	(18)	(22)	26	(22)
Trading securities and financial assets measured at FVIS	662	564	574	633	521
Loans	14	38	66	14	38
Due from subsidiaries	-	-	-	103	103
Total other	704	584	618	776	640
Total interest income	33,222	32,571	31,232	33,512	32,830
Interest expense
Calculated using the effective interest rate method
Collateral received	(57)	(45)	(19)	(51)	(41)
Deposits and other borrowings	(7,967)	(8,141)	(8,026)	(6,745)	(6,949)
Debt issues	(4,706)	(4,325)	(3,448)	(4,218)	(3,820)
Due to subsidiaries	-	-	-	(4,905)	(4,840)
Loan capital	(776)	(774)	(693)	(776)	(774)
Other financial liabilities	(274)	(318)	(307)	(273)	(316)
Total interest expense calculated using the effective interest rate method	(13,780)	(13,603)	(12,493)	(16,968)	(16,740)
Other
Deposits and other borrowings	(978)	(880)	(842)	(961)	(868)
Trading liabilities	(915)	(959)	(2,065)	(828)	(754)
Debt issues	(163)	(155)	(137)	(140)	(138)
Bank levy	(391)	(378)	(95)	(391)	(378)
Due to subsidiaries	-	-	-	78	(11)
Other interest expense	(88)	(91)	(84)	(85)	(88)
Total other	(2,535)	(2,463)	(3,223)	(2,327)	(2,237)
Total interest expense	(16,315)	(16,066)	(15,716)	(19,295)	(18,977)
Net interest income	16,907	16,505	15,516	14,217	13,853

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Statutory comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                Interest income includes items relating to customer refunds recognised as a reduction in interest income of $372 million (2018: $127 million, 2017: $58 million) for the Group, and $353 million (2018: $125 million) for the Parent Entity. Refer to Note 27 for further details.

178	2019 Westpac Group Annual Report

Notes to the financial statements

Note 4. Non-interest income

Accounting policy

Non-interest income includes net fee income, net wealth management and insurance income, trading income and other income.

Net fee income

When another party is involved in providing goods or services to a Group customer, the Group assesses whether the nature of the arrangement with its customer is as a principal provider or an agent of another party. Where the Group is acting as an agent for another party, the income earned by the Group is the net consideration received (i.e. the gross amount received from the customer less amounts paid to a third party provider). As an agent, the net consideration represents fee income for facilitating the transaction between the customer and the third party provider with primary responsibility for fulfilling the contract.

Fee income

Fee income is recognised when the performance obligation is satisfied by transferring the promised good or service to the customer. Fee income includes facility fees, transaction fees and other non-risk fee income.

Facility fees include certain line fees, annual credit card fees and fees for providing customer bank accounts. They are recognised over the term of the facility/period of service on a straight line basis.

Transaction fees are earned for facilitating banking transactions such as foreign exchange fees, telegraphic transfers and issuing bank cheques. Fees for these one-off transactions are recognised once the transaction has been completed. Transaction fees are also recognised for credit card transactions including interchange fees net of scheme charges. These are recognised once the transaction has been completed, however, a component of interchange fees received is deferred as unearned income as the Group has a future service obligation to customers under the Group’s credit card reward programs.

Other non-risk fee income includes advisory and underwriting fees which are recognised when the related service is completed.

Income which forms an integral part of the effective interest rate of a financial instrument is recognised using the effective interest method and recorded in interest income (for example, loan origination fees).

Fee expenses

Fee expenses include incremental external costs that vary directly with the provision of goods or services to customers. An incremental cost is one that would not have been incurred if a specific good or service had not been provided to a specific customer. Fee expenses which form an integral part of the effective interest rate of a financial instrument are recognised using the effective interest method and recorded in net interest income. Fee expenses include the costs associated with credit card loyalty programs which are recognised as an expense when the services are provided on the redemption of points as well as merchant transaction costs.

Net wealth management and insurance income

Wealth management income

Wealth management fees earned for the ongoing management of customer funds and investments are recognised when the performance obligation is satisfied which is over the period of management.

Insurance premium income

Insurance premium income includes premiums earned for life insurance, life investment, loan mortgage insurance and general insurance products:

•                   life insurance premiums with a regular due date are recognised as revenue on an accrual basis;

•                   life investment premiums include a management fee component which is recognised as income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and are treated as movements in life insurance liabilities;

•                   general insurance premium comprises amounts charged to policyholders, excluding taxes, and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

Insurance claims expense

•                   life and general insurance contract claims are recognised as an expense when the liability is established;

•                   claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

Trading income

•                   realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 22);

•                   net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Other income - dividend income

•                   dividends on quoted shares are recognised on the ex-dividend date;

•                   dividends on unquoted shares are recognised when the company’s right to receive payment is established.

2019 Westpac Group Annual Report	179

Notes to the financial statements

Note 4. Non-interest income1 (continued)

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Net fee income
Facility fees	730	1,365	1,350	680	1,351
Transaction fees	1,225	1,182	1,258	1,046	939
Other non-risk fee income[2]	(76)	98	229	(638)	54
Fee income	1,879	2,645	2,837	1,088	2,344
Credit card loyalty programs	(121)	(126)	(152)	(90)	(101)
Transaction fee related expenses	(103)	(95)	(82)	(76)	(71)
Fee expenses	(224)	(221)	(234)	(166)	(172)
Net fee income	1,655	2,424	2,603	922	2,172
Net wealth management and insurance income
Wealth management income[2]	276	1,145	997	-	-
Life insurance premium income	1,443	1,410	1,204	-	-
General insurance and lenders mortgage insurance (LMI) net premium earned	482	472	451	-	-
Life insurance investment and other income[3]	409	666	544	-	-
General insurance and LMI investment and other income	52	50	77	-	-
Total insurance premium, investment and other income	2,386	2,598	2,276	-	-
Life insurance claims and changes in insurance liabilities	(1,266)	(1,396)	(1,155)	-	-
General insurance and LMI claims and other expenses	(367)	(286)	(318)	-	-
Total insurance claims, changes in liabilities and other expenses	(1,633)	(1,682)	(1,473)	-	-
Net wealth management and insurance income	1,029	2,061	1,800	-	-
Trading income	929	945	1,202	956	919
Other income
Dividends received from subsidiaries	-	-	-	2,215	2,013
Transactions with subsidiaries	-	-	-	457	472
Dividends received from other entities	6	3	2	3	3
Net gain on sale of associates[4]	38	-	279	-	-
Net gain on disposal of assets	61	24	6	60	-
Net gain/(loss) on hedging overseas operations	-	-	-	(71)	19
Net gain/(loss) on derivatives held for risk management purposes[5]	(11)	8	52	(11)	8
Net gain/(loss) on financial instruments measured at fair value	(39)	38	11	(25)	36
Net gain/(loss) on disposal of controlled entities	3	(9)	-	-	-
Rental income on operating leases	72	107	143	50	77
Share of associates’ net profit/(loss)	(23)	(10)	17	-	-
Other[2,6]	22	(89)	19	6	5
Total other income	129	72	529	2,684	2,633
Total non-interest income	3,742	5,502	6,134	4,562	5,724

Deferred income in relation to the credit card loyalty programs for the Group was $322 million as at 30 September 2019 (2018: $318 million) and $47 million for the Parent Entity (2018: $34 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for the Group or the Parent Entity.

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                Compliance, regulation and remediation provisions relating to customer refunds were recognised as a reduction of other non-risk fee income and wealth management income of $860 million (2018: $171 million; 2017: $111 million) for the Group, and $842 million (2018: $154 million) for the Parent Entity. Refer to Note 27 for further details.

3.                Includes policy holder tax recoveries.

4.                On 26 May 2017, the Group sold 60 million (19% of Pendal’s shares on issue) Pendal shares.

5.                Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.

6.                The Group recognised $104 million of impairment on the remaining shareholdings of Pendal in 2018.

180	2019 Westpac Group Annual Report

Notes to the financial statements

Note 5. Operating expenses1,2

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Staff expenses
Employee remuneration, entitlements and on-costs	4,320	4,292	4,133	3,611	3,537
Superannuation expense[3]	378	386	380	313	315
Share-based payments	108	95	113	101	97
Restructuring costs	232	114	75	202	97
Total staff expenses	5,038	4,887	4,701	4,227	4,046
Occupancy expenses
Operating lease rentals	658	632	648	597	565
Depreciation of property and equipment	222	245	291	176	196
Other	143	156	134	122	134
Total occupancy expenses	1,023	1,033	1,073	895	895
Technology expenses
Amortisation and impairment of software assets	719	620	628	653	567
Depreciation and impairment of IT equipment	129	141	158	117	124
Technology services	810	721	639	670	564
Software maintenance and licences	371	342	313	321	289
Telecommunications	207	209	190	182	183
Data processing	83	77	80	81	76
Total technology expenses	2,319	2,110	2,008	2,024	1,803
Other expenses
Professional and processing services	1,060	824	755	860	638
Amortisation and impairment of intangible assets and deferred expenditure	9	138	192	-	21
Postage and stationery	179	182	217	143	152
Advertising	245	173	155	196	127
Non-lending losses	58	133	73	43	112
Impairment on investments in subsidiaries	-	-	-	136	44
Other	175	86	108	107	162
Total other expenses	1,726	1,536	1,500	1,485	1,256
Total operating expenses	10,106	9,566	9,282	8,631	8,000

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                Operating expenses include costs recognised in relation to compliance, regulation and remediation provisions of $196 million (2018: $111 million; 2017: $12 million) for the Group, and $180 million (2018: $108 million) for the Parent entity. Refer to Note 27 for further details.

3.                Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 34.

2019 Westpac Group Annual Report	181

Notes to the financial statements

Note 6. Impairment charges

Accounting policy

As comparatives have not been restated upon the adoption of AASB 9 the accounting policy applied in 2019 differs to that applied in comparative periods. The accounting policy applied in comparative periods is discussed in Note 39. The accounting policy applied in 2019 is as follows.

Impairment charges are based on an expected loss model which measures the difference between the current carrying amount and the present value of expected future cash flows taking into account past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Further details of the calculation of expected credit losses and the critical accounting assumptions and estimates relating to impairment charges are included in Note 13.

Impairment charges are recognised in the income statement, with a corresponding amount recognised as follows:

•              Loans, debt securities at amortised cost and due from subsidiaries balances: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 13);

•              Debt securities at FVOCI: in reserves in other comprehensive income with no reduction of the carrying value of the debt security (refer to Note 28); and

•              Credit commitments: as a provision (refer to Note 27).

Uncollectable loans

A loan may become uncollectable in full or part if, after following the Group’s loan recovery procedures, the Group remains unable to collect that loan’s contractual repayments. Uncollectable amounts are written off against their related provision for expected credit losses, after all possible repayments have been received.

Where loans are secured, amounts are generally written off after receiving the proceeds from the security, or in certain circumstances, where the net realisable value of the security has been determined and this indicates that there is no reasonable expectation of full recovery, write-off may be earlier. Unsecured consumer loans are generally written off after 180 days past due.

The Group may subsequently be able to recover cash flows from loans written off. In the period which these recoveries are made, they are recognised in the income statement.

The following table details impairment charges for year ending 30 September 2019 based on the requirements of AASB 9.

	Consolidated	Parent Entity
$m	2019	2019
Provisions raised/(released)
Performing	(209)	(180)
Non-performing	1,175	1,073
Recoveries	(172)	(143)
Impairment charges	794	750
of which relates to:
Loan and credit commitments	794	750
Impairment charges	794	750

As comparatives have not been restated for the adoption of AASB 9, the following table details impairment charges for comparative year ends based on the requirements of AASB 139. Once AASB 9 has been effective for all comparative year ends, this table will no longer be presented.

	Consolidated		Parent Entity
$m	2018	2017	2018
Individually assessed provisions raised	371	610	341
Write-backs	(150)	(288)	(131)
Recoveries	(179)	(168)	(138)
Collectively assessed provisions raised	668	699	610
Impairment charges	710	853	682

There were no impairment charges for debt securities at FVOCI, debt securities at amortised cost and due from subsidiaries balances.

182	2019 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax

Accounting policy

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in other comprehensive income, in which case it is recognised in the statement of comprehensive income.

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

Deferred tax is not recognised for the following temporary differences:

•              the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting nor taxable profit or loss;

•              the initial recognition of goodwill in a business combination; and

•              retained earnings in subsidiaries which the Parent Entity does not intend to distribute for the foreseeable future.

The Parent Entity is the head entity of a tax consolidated group with its wholly owned, Australian subsidiaries. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities in the case of a default by the Parent Entity.

Current and deferred tax are recognised using a ‘group allocation basis’. As head entity, the Parent Entity recognises all current tax balances and deferred tax assets arising from unused tax losses and relevant tax credits for the tax-consolidated group. The Parent Entity fully compensates/is compensated by the other members for these balances.

Critical accounting assumptions and estimates

The Group operates in multiple tax jurisdictions and significant judgement is required in determining the worldwide current tax liability. There are many transactions with uncertain tax outcomes and provisions are determined based on the expected outcomes.

2019 Westpac Group Annual Report	183

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The income tax expense for the year reconciles to the profit before income tax as follows:

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Profit before income tax	9,749	11,731	11,515	9,398	10,895
Tax at the Australian company tax rate of 30%	2,925	3,519	3,455	2,819	3,269
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Hybrid capital distributions	72	69	64	72	69
Life insurance:
Tax adjustment on policyholder earnings	8	24	8	-	-
Adjustment for life business tax rates	(1)	(1)	(1)	-	-
Dividend adjustments	(1)	(1)	(3)	(664)	(604)
Other non-assessable items	(14)	(5)	(3)	(2)	(2)
Other non-deductible items	12	64	32	9	34
Adjustment for overseas tax rates	(32)	(28)	(30)	(5)	(3)
Income tax (over)/under provided in prior years	(10)	9	4	3	-
Other items	-	(18)	(8)	45	(12)
Total income tax expense	2,959	3,632	3,518	2,277	2,751
Income tax analysis
Income tax expense comprises:
Current income tax	3,370	3,704	3,404	2,711	2,806
Movement in deferred tax	(401)	(81)	110	(437)	(55)
Income tax (over)/under provision in prior years	(10)	9	4	3	-
Total income tax expense	2,959	3,632	3,518	2,277	2,751
Total Australia	2,526	3,178	3,072	2,215	2,677
Total Overseas	433	454	446	62	74
Total income tax expense[1]	2,959	3,632	3,518	2,277	2,751

The effective tax rate was 30.35% in 2019 (2018: 30.96%, 2017: 30.55%).

1.                As the Bank Levy is not a levy on income, it is not included in income tax. It is included in Note 3.

184	2019 Westpac Group Annual Report

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Amounts recognised in the income statements
Provisions for impairment charges on loans[1]	-	827	-	708
Provisions for expected credit losses on loans[1]	802	-	695	-
Provision for long service leave, annual leave and other employee benefits	309	323	286	301
Financial instruments	2	5	2	2
Property and equipment	195	196	173	177
Other provisions[2]	590	225	561	207
All other liabilities[2]	366	216	358	204
Total amounts recognised in the income statements	2,264	1,792	2,075	1,599
Amounts recognised directly in other comprehensive income
Investment securities	10	-	11	-
Cash flow hedges	52	50	28	31
Defined benefit	105	-	101	-
Total amounts recognised directly in other comprehensive income	167	50	140	31
Amount recognised in opening retained profits
Provision for expected credit losses on loans	266	-	227	-
Provision for impairment on credit commitments	30	-	30	-
Expected credit losses on investment securities	1	-	1	-
Financial instruments	3	-	-	-
Impact on adoption of AASB 9[1]	300	-	258	-
Gross deferred tax assets	2,731	1,842	2,473	1,630
Set-off of deferred tax assets and deferred tax liabilities	(683)	(662)	(548)	(528)
Net deferred tax assets	2,048	1,180	1,925	1,102
Movements
Opening balance	1,180	1,112	1,102	1,053
Impact on adoption of new accounting standards[1]	300	-	258	-
Restated opening balance	1,480	1,112	1,360	1,053
Recognised in the income statements	472	84	476	100
Recognised in other comprehensive income	117	(16)	109	(13)
Set-off of deferred tax assets and deferred tax liabilities	(21)	-	(20)	(38)
Closing balance	2,048	1,180	1,925	1,102

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Statutory comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           Comparatives has been restated for consistency.

2019 Westpac Group Annual Report	185

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Amounts recognised in the income statements
Finance lease transactions	230	158	206	161
Property and equipment	128	135	129	135
Life insurance assets	57	51	-	-
All other assets	312	312	213	213
Total amounts recognised in the income statements	727	656	548	509
Amounts recognised directly in other comprehensive income
Available-for-sale securities	-	10	-	7
Defined benefit	-	14	-	15
Total amounts recognised directly in other comprehensive income	-	24	-	22
Gross deferred tax liabilities	727	680	548	531
Set-off of deferred tax assets and deferred tax liabilities	(683)	(662)	(548)	(528)
Net deferred tax liabilities	44	18	-	3
Movements
Opening balance	18	10	3	-
Recognised in the income statements	71	3	39	45
Recognised in other comprehensive income	(24)	5	(22)	(4)
Set-off of deferred tax assets and deferred tax liabilities	(21)	-	(20)	(38)
Closing balance	44	18	-	3

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The values shown are the gross balances and not tax effected. The tax effected balances would be approximately 30% of the values shown.

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Unrecognised deferred tax asset Tax losses on revenue account	291	190	237	151
Unrecognised deferred tax liability Gross retained earnings of subsidiaries which the Parent Entity does not intend to distribute in the foreseeable future	51	58	–	–

186	2019 Westpac Group Annual Report

Notes to the financial statements

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Note 19 and Note 33 for further information on the potential dilutive instruments.

Consolidated	2019		2018		2017
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	6,784	6,784	8,095	8,095	7,990	7,990
Adjustment for RSP dividends[1]	(6)	(6)	(5)	-	(6)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	290	-	283	-	253
Adjusted net profit attributable to shareholders	6,778	7,068	8,090	8,378	7,984	8,243
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,456	3,456	3,414	3,414	3,364	3,364
Treasury shares (including RSP share rights)[1]	(6)	(6)	(8)	(8)	(9)	(9)
Adjustment for potential dilution:
Share-based payments	-	1	-	3	-	4
Convertible loan capital[2]	-	278	-	232	-	236
Adjusted weighted average number of ordinary shares	3,450	3,729	3,406	3,641	3,355	3,595
Earnings per ordinary share (cents)	196.5	189.5	237.5	230.1	238.0	229.3

1.                RSP share rights are explained in Note 33. Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. In 2019, RSP share rights were antidilutive.

2.                The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 19 for further details). These convertible loan capital instruments are all dilutive, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year or, if later, the instruments’ issue date.

2019 Westpac Group Annual Report	187

Notes to the financial statements

Note 9. Average balance sheet and interest rates1

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Collateral paid
Australia	8,428	152	1.8	5,239	86	1.6	6,926	65	0.9
New Zealand	364	7	1.9	252	4	1.6	733	5	0.7
Other overseas	2,031	42	2.1	2,594	39	1.5	2,042	26	1.3
Trading securities and financial assets measured at FVIS:
Australia	20,691	468	2.3	17,420	423	2.4	18,418	416	2.3
New Zealand	3,862	85	2.2	3,538	80	2.3	4,238	96	2.3
Other overseas	4,521	109	2.4	3,160	61	1.9	4,101	62	1.5
Available-for-sale securities:
Australia	-	-	-	55,458	1,692	3.1	52,457	1,573	3.0
New Zealand	-	-	-	3,304	136	4.1	3,479	147	4.2
Other overseas	-	-	-	2,778	86	3.1	2,272	75	3.3
Investment securities
Australia	56,875	1,691	3.0	-	-	-	-	-	-
New Zealand	3,850	130	3.4	-	-	-	-	-	-
Other overseas	3,062	98	3.2	-	-	-	-	-	-
Loans and other receivables[2]:
Australia	589,427	25,931	4.4	578,679	25,700	4.4	558,361	24,789	4.4
New Zealand	79,255	3,650	4.6	73,902	3,516	4.8	73,055	3,463	4.7
Other overseas	26,558	859	3.2	28,620	748	2.6	26,212	515	2.0
Total interest earning assets and interest income	798,924	33,222	4.2	774,944	32,571	4.2	752,294	31,232	4.2
Non-Interest earning assets
Derivative financial instruments[3]	25,959			26,443			28,897
Life insurance assets	9,610			10,664			12,447
All other assets[3]	60,231			61,259			60,420
Total non-interest earning assets[3]	95,800			98,366			101,764
Total assets[3]	894,724			873,310			854,058

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                For 2019, loans and other receivables are net of Stage 3 provisions to reflect the adoption of AASB 9 where interest income is determined based on their carrying value, net of Stage 3 provisions. Stages 1 and 2 provisions were not included in the average interest earning assets balance as interest income is determined based on the gross value of loans and other receivables. For 2018 and 2017, loans and other receivables are net of provisions for impairment charges on loans as interest income is determined based on their carrying value, net of provisions for impairment charges on loans.

3.                Derivative assets for the year ended 30 September 2018 were restated from $34,702 million to $26,443 million (30 September 2017: $37,673 million to $28,897 million) and all other assets were restated from $61,938 million to $61,259 million (30 September 2017: $60,111 million to $60,420 million). Accordingly, total non-interest earning assets and total assets were restated.

188	2019 Westpac Group Annual Report

Notes to the financial statements

Note 9. Average balance sheet and interest rates1 (continued)

	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Collateral received:
Australia	2,039	41	2.0	2,383	37	1.6	1,641	15	0.9
New Zealand	390	8	2.1	342	6	1.8	98	2	2.0
Other overseas	1,188	8	0.7	184	2	1.1	242	2	0.8
Deposits and other borrowings:
Australia	425,799	7,023	1.6	422,006	7,308	1.7	409,586	7,344	1.8
New Zealand	54,720	1,235	2.3	51,368	1,196	2.3	51,042	1,173	2.3
Other overseas	26,270	687	2.6	26,599	517	1.9	24,085	351	1.5
Loan capital:
Australia	15,080	632	4.2	15,028	635	4.2	15,841	638	4.0
New Zealand	1,777	91	5.1	1,645	84	5.1	43	2	4.7
Other overseas	1,324	53	4.0	1,324	55	4.2	1,324	53	4.0
Other interest bearing liabilities[2]:
Australia	188,736	5,937	3.1	177,746	5,594	3.1	171,940	5,343	3.1
New Zealand	15,665	575	3.7	15,011	591	3.9	16,366	754	4.6
Other overseas	1,294	25	1.9	1,873	41	2.2	2,716	39	1.4
Total interest bearing liabilities and interest expense	734,282	16,315	2.2	715,509	16,066	2.2	694,924	15,716	2.3
Non-interest bearing
liabilities
Deposits and other borrowings:
Australia	42,455			41,156			39,355
New Zealand	5,996			5,204			4,660
Other overseas	819			817			867
Derivative financial instruments[3]	26,568			26,218			32,488
Life insurance liabilities	7,653			8,874			10,560
All other liabilities[3]	13,187			13,484			12,628
Total non-interest bearing liabilities[3]	96,678			95,753			100,558
Total liabilities[3]	830,960			811,262			795,482
Shareholders’ equity	63,714			62,017			58,556
Non-controlling interests	50			31			20
Total equity	63,764			62,048			58,576
Total liabilities and equity[3]	894,724			873,310			854,058

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                Include net impact of Treasury balance sheet management activities and the Bank Levy.

3.                Derivative liabilities for the year ended 30 September 2018 were restated from $37,504 million to $26,218 million (30 September 2017: $42,780 million to $32,488 million), and all other liabilities were restated from $12,199 million to $13,484 million (30 September 2017: $11,586 million to $12,628 million). Accordingly, total non-interest bearing liabilities, total liabilities and total liabilities and equity were restated.

2019 Westpac Group Annual Report	189

Notes to the financial statements

Note 9. Average balance sheet and interest rates1 (continued)

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The table below allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities.

Calculation of variances

•              volume changes are determined based on the movements in average asset and liability balances;

•              interest rate changes are determined based on the change in interest rate associated with those assets and liabilities.

Where variances arise due to a combination of volume and interest rate changes, the absolute dollar value of each change is allocated in proportion to their impact on the total change.

	2019			2018
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Collateral paid:
Australia	52	14	66	(16)	37	21
New Zealand	2	1	3	(3)	2	(1)
Other overseas	(8)	11	3	7	6	13
Trading securities and financial assets measured at FVIS:
Australia	79	(34)	45	(23)	30	7
New Zealand	7	(2)	5	(16)	-	(16)
Other overseas	26	22	48	(13)	12	(1)
Investment securities[2]:
Australia	43	(44)	(1)	90	29	119
New Zealand	22	(28)	(6)	(7)	(4)	(11)
Other overseas	9	3	12	17	(6)	11
Loans and other receivables:
Australia	477	(246)	231	952	(41)	911
New Zealand	255	(121)	134	39	14	53
Other overseas	(54)	165	111	50	183	233
Total change in interest income	910	(259)	651	1,077	262	1,339
Interest bearing liabilities
Collateral received:
Australia	(5)	9	4	7	15	22
New Zealand	1	1	2	5	(1)	4
Other overseas	11	(5)	6	-	-	-
Deposits and other borrowings:
Australia	66	(351)	(285)	223	(259)	(36)
New Zealand	78	(39)	39	7	16	23
Other overseas	(6)	176	170	37	129	166
Loan capital:
Australia	2	(5)	(3)	(33)	30	(3)
New Zealand	7	-	7	75	7	82
Other overseas	-	(2)	(2)	-	2	2
Other interest bearing liabilities:
Australia	346	(3)	343	198	53	251
New Zealand	26	(42)	(16)	(74)	(89)	(163)
Other overseas	(13)	(3)	(16)	(16)	18	2
Total change in interest expense	513	(264)	249	429	(79)	350
Change in net interest income:
Australia	242	40	282	608	216	824
New Zealand	174	(70)	104	-	79	79
Other overseas	(19)	35	16	40	46	86
Total change in net interest income	397	5	402	648	341	989

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.                The volume rate calculations for 2019 Investment securities has been completed against the equivalent Available-for-sale securities.

190	2019 Westpac Group Annual Report

Notes to the financial statements

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Accounting policy

Recognition

Purchases and sales by regular way of financial assets, except for loans and receivables, are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised on settlement date, when cash is advanced to the borrowers.

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

The terms are deemed to be substantially different if the discounted present value of the cashflows under the new terms (discounted using the original effective interest rate) is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. Qualitative factors such as a change in the currency the instrument is denominated in, a change in the interest rate from fixed to floating and conversion features are also considered.

Classification and measurement

As comparatives have not been restated upon the adoption of AASB 9 the accounting policy applied in 2019 differs to that applied in comparative periods. The accounting policy applied in comparative periods is discussed in Note 39. The accounting policy applied in 2019 is as follows.

Financial assets are grouped into the following classes: cash and balances with central banks; collateral paid, trading securities and financial assets measured at FVIS, derivative financial instruments, investment securities, loans, other financial assets and life insurance assets.

Financial assets

Financial assets are classified based on a) the business model within which the assets are managed, and b) whether the contractual cash flows of the instrument represent solely payment of principal and interest (SPPI).

The Group determines the business model at the level that reflects how groups of financial assets are managed. When assessing the business model the Group considers factors including how performance and risks are managed, evaluated and reported and the frequency and volume of, and reason for, sales in previous periods and expectations of sales in future periods.

When assessing whether contractual cash flows are SPPI, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that they may not meet the SPPI criteria include contingent and leverage features, non-recourse arrangements, and features that could modify the time value of money.

Debt instruments

If the debt instruments have contractual cash flows which represent SPPI on the principal balance outstanding they are classified at:

•                   amortised cost if they are held within a business model whose objective is achieved through holding the financial asset to collect these cash flows; or

•                   FVOCI if they are held within a business model whose objective is achieved both through collecting these cash flows or selling the financial asset; or

•                   FVIS if they are held within a business model whose objective is achieved through selling the financial asset.

Debt instruments are measured at FVIS where the contractual cash flows do not represent SPPI on the principal balance outstanding or where it is designated at FVIS to eliminate or reduce an accounting mismatch.

Debt instruments at amortised cost are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. They are presented net of provisions for expected credit losses determined using the ECL model. Refer to Notes 6 and 13 for further details.

2019 Westpac Group Annual Report	191

Notes to the financial statements

FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Accounting policy (continued)

Debt instruments at FVOCI are measured at fair value with unrealised gains and losses recognised in other comprehensive income except for interest income, impairment charges and foreign exchange gains and losses, which are recognised in the income statement. Impairment on debt instruments at FVOCI is determined using the ECL model and is recognised in the income statement with a corresponding amount in other comprehensive income. There is no reduction of the carrying value of the debt security which remains at fair value.

The cumulative gain or loss recognised in other comprehensive income is subsequently recognised in the income statement when the instrument is derecognised.

Debt instruments at FVIS are measured at fair value with subsequent changes in fair value recognised in the income statement.

Equity securities

Equity securities are measured at FVOCI where they:

•                   are not held for trading; and

•                   an irrevocable election is made by the Group.

Otherwise, they are measured at FVIS.

Equity securities at FVOCI are measured at fair value with unrealised gains and losses recognised in other comprehensive income, except for dividend income which is recognised in the income statement. The cumulative gain or loss recognised in other comprehensive income is not subsequently recognised in the income statement when the instrument is disposed.

Equity securities at FVIS are measured at fair value with subsequent changes in fair value recognised in the income statement.

Financial liabilities

Financial liabilities are grouped into the following classes: collateral received, deposits and other borrowings, other financial liabilities, derivative financial instruments, debt issues and loan capital.

Financial liabilities are measured at amortised cost if they are not held for trading or designated at FVIS, otherwise they are measured at FVIS.

Financial assets and financial liabilities measured at fair value through income statement are recognised initially at fair value. All other financial assets and financial liabilities are recognised initially at fair value plus or minus directly attributable transaction costs respectively.

Further details of the accounting policy for each category of financial asset or financial liability mentioned above is set out in the note for the relevant item.

The Group’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 22.

192	2019 Westpac Group Annual Report

Notes to the financial statements

Note 10. Trading securities and financial assets measured at FVIS1

Accounting policy

Trading securities

Trading securities include actively traded debt (government and other) and equity instruments and those acquired for sale in the near term.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. Securities lent remain on the Group’s balance sheet and securities borrowed are not reflected on the Group’s balance sheet, as the risk and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable in collateral paid or as a borrowing in collateral received respectively.

Reverse repurchase agreements

Securities purchased under these agreements are not recognised on the balance sheet, as Westpac has not obtained the risks and rewards of ownership. The cash consideration paid is recognised as a reverse repurchase agreement, which forms part of a trading portfolio that is measured at fair value.

Other financial assets measured at FVIS

Other financial assets measured at FVIS include:

•              non-trading securities managed on a fair value basis;

•              non-trading debt securities that do not have contractual cash flows that represent SPPI on the principal balance outstanding; or

•              non-trading equity securities for which we have not made irrevocable designation to be measured at FVOCI.

Gains and losses on these financial assets are recognised in the income statement. Interest earned from debt securities is recognised in interest income (Note 3) while dividends on equity securities are recognised in non-interest income (Note 4).

		Consolidated		Parent Entity
$m	2019	2018	2017	2019	2018
Trading securities	22,210	18,777	16,519	20,719	17,671
Reverse repurchase agreements	6,833	1,379	6,887	6,731	1,379
Other financial assets measured at FVIS	2,738	2,976	2,577	2,115	2,365
Total trading securities and financial assets measured at FVIS	31,781	23,132	25,983	29,565	21,415

Trading securities include the following:

		Consolidated		Parent Entity
$m	2019	2018	2017	2019	2018
Government and semi-government securities	16,625	13,328	11,402	15,585	12,519
Other debt securities	5,497	5,354	5,049	5,046	5,057
Equity securities	6	8	11	6	8
Other	82	87	57	82	87
Total trading securities	22,210	18,777	16,519	20,719	17,671

Other financial assets measured at FVIS include:

		Consolidated		Parent Entity
$m	2019	2018	2017	2019	2018
Other debt securities	2,394	2,715	2,259	2,057	2,302
Equity securities	344	261	318	58	63
Total other financial assets measured at FVIS	2,738	2,976	2,577	2,115	2,365

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	193

Notes to the financial statements

Note 11. Available-for-sale securities/Investment securities

Accounting policy

As comparatives have not been restated upon the adoption of AASB 9 the accounting policy applied in 2019 differs to that applied in comparative years. The accounting policy applied in comparative years is discussed in Note 39. The accounting policy applied in 2019 is as follows.

Investment securities include debt securities (government and other) and equity securities. It includes debt and equity securities that are measured at FVOCI and debt securities measured at amortised cost. These instruments are classified based on the criteria disclosed under the heading “Financial assets and financial liabilities” prior to Note 10.

Debt securities measured at FVOCI

Includes debt instruments that have contractual cash flows which represent SPPI on the principal balance outstanding and they are held within a business model whose objective is achieved both through collecting these cash flows or selling the financial asset.

These securities are measured at fair value with gains and losses recognised in OCI except for interest income, impairment charges and foreign exchange gains and losses which are recognised in the income statement.

Impairment is measured using the same ECL model applied to financial assets measured at amortised cost. Impairment is recognised in the income statement with a corresponding amount in OCI with no reduction of the carrying value of the debt security which remains at fair value. Refer to Note 13 for further details.

The cumulative gain or loss recognised in OCI is subsequently recognised in the income statement when the instrument is disposed.

Debt securities measured at amortised cost

Include debt instruments that have contractual cash flows which represent SPPI on the principal balance outstanding and are held within a business model whose objective is achieved through holding the financial asset to collect these cash flows.

These securities are initially recognised at fair value plus directly attributable transaction costs. They are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provisions for ECL.

Equity securities

Equity securities are measured at FVOCI where they are not held for trading, the Group does not have control or significant influence over the investee and where an irrevocable election is made to measure them at FVOCI.

These securities are measured at fair value with unrealised gains and losses recognised in OCI except for dividend income which is recognised in the income statement. The cumulative gain or loss recognised in OCI is not subsequently recognised in the income statement when the instrument is disposed.

Transition to AASB 9

The following table shows how the available-for-sale securities under AASB 139 were classified on adoption of AASB 9 and the balance sheet line items they are reflected in. Refer to Note 1 for further details.

	Investment Securities			Trading securities and financial assets measured at FVIS
$m	Debt securities at FVOCI	Equity securities at FVOCI	Debt securities at amortised cost	Equity securities at FVIS	Total
Available-for-sale securities
Consolidated 1 October 2018
Debt securities	59,924	-	811	-	60,735
Equity securities	-	109	-	275	384
Total available-for-sale securities	59,924	109	811	275	61,119
Parent Entity 1 October 2018
Debt securities	56,436	-	10	-	56,446
Equity securities	-	67	-	-	67
Total available-for-sale securities	56,436	67	10	-	56,513

194	2019 Westpac Group Annual Report

Notes to the financial statements

Note 11. Available-for-sale securities/Investment securities1 (continued)

Balances recognised under AASB 9

$m	Consolidated 2019	Parent Entity 2019
Investment securities
Investment securities measured at FVOCI
Government and semi-government debt securities	53,389	50,980
Other debt securities	19,058	17,325
Equity securities	134	66
Total investment securities measured at FVOCI	72,581	68,371
Investment securities measured at amortised cost
Government and semi-government debt securities	736	23
Other debt securities	93	4
Total investment securities measured at amortised cost	829	27
Provisions for ECL on debt securities at amortised cost	(9)	-
Total net investment securities measured at amortised cost	820	27
Total investment securities	73,401	68,398

The expected credit losses recognised in relation to investment securities – debt securities are detailed in Note 13.

The following table shows the maturities of the Group’s investment securities as at 30 September 2019 and their weighted average yield. There are no tax-exempt securities.

			Over 1		Over 5
	Within 1 year		Year to 5 years		years to 10 years		Over 10 years		No specific maturity		Total	Weighted average
2019	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Government and semi- government debt securities	5,691	4.2%	24,137	2.9%	23,040	2.8%	1,248	2.2%	-	-	54,116	3.1%
Other debt securities	4,040	2.8%	15,060	2.7%	51	2.8%	-	-	-	-	19,151	2.7%
Equity securities	-	-	-	-	-	-	-	-	134	-	134	-
Total by maturity	9,731		39,197		23,091		1,248		134		73,401

The maturity profile is determined based upon contractual terms for investment securities.

Investment securities include:

•                   US Government treasury notes of $10,398 million (2018: $5,229 million, 2017: $6,796 million); and

•                   total holdings of debt securities, where the aggregate book value exceeds 10% of equity attributable to Westpac’s owners:

–             Queensland Treasury Corporation totalling $13,218 million;

–             Australian Commonwealth Government totalling $10,191 million; and

–             New South Wales Treasury Corporation totalling $6,630 million.

Balances recognised under AASB 139

	Consolidated		Parent Entity
$m	2018	2017	2018
Available-for-sale securities
Government and semi-government securities	42,979	43,382	40,345
Other debt securities	17,756	16,863	16,101
Equity securities	384	465	67
Total available-for-sale securities	61,119	60,710	56,513

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Statutory comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	195

Notes to the financial statements

Note 12. Loans1

Accounting policy

As comparatives have not been restated upon the adoption of AASB 9 the accounting policy applied in 2019 differs to that applied in comparative years. The accounting policy applied in comparative years is discussed in Note 39. The accounting policy applied in 2019 is as follows.

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees.

Loans are subsequently measured at amortised cost using the effective interest rate method where they have contractual cash flows which represent SPPI on the principal balance outstanding and they are held within a business model whose objective is achieved through holding the loans to collect these cash flows. They are presented net of any provisions for ECL.

Loans are subsequently measured at FVIS where they do not have cash flows which represent SPPI, are held within a business model whose objective is achieved by selling the financial asset, or are designated at FVIS to eliminate or reduce an accounting mismatch.

Refer to Note 22 for balances which are measured at fair value and amortised cost.

Loan products that have both mortgage and deposit facilities are presented gross on the balance sheet, segregating the asset and liability component, because they do not meet the criteria to be offset. Interest earned on these products is presented on a net basis in the income statement as this reflects how the customer is charged.

The loan portfolio is disaggregated by location of booking office and product type, as follows:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Australia
Housing	449,201	444,741	449,192	444,730
Personal[2]	21,247	22,997	20,848	22,008
Business	152,360	154,347	148,850	150,580
Total Australia	622,808	622,085	618,890	617,318
New Zealand
Housing	47,731	44,772	-	-
Personal[2]	1,709	1,869	-	-
Business	29,285	27,701	411	376
Total New Zealand	78,725	74,342	411	376
Total other overseas	16,845	16,077	15,738	14,881
Total loans	718,378	712,504	635,039	632,575
Provisions for ECL on loans (refer to Note 13)	(3,608)	-	(3,103)	-
Provisions for impairment charges on loans (refer to Note 13)	-	(2,814)	-	(2,407)
Total net loans[3]	714,770	709,690	631,936	630,168

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           Margin lending and other which were separately presented in prior years are now included in Personal loans. Comparatives have been revised for consistency.

3.           Total net loans include securitised loans of $7,737 million (2018: $7,135 million) for the Group and $91,061 million (2018: $85,965 million) for the Parent Entity.

196	2019 Westpac Group Annual Report

Notes to the financial statements

Note 12. Loans1 (continued)

The following table shows loans presented based on their industry classification:

Consolidated
$m	2019	2018	2017	2016	2015
Australia
Accommodation, cafes and restaurants	8,039	8,297	8,177	7,536	7,490
Agriculture, forestry and fishing	9,210	8,642	8,182	7,953	7,667
Construction	7,186	6,751	6,043	5,797	5,596
Finance and insurance	14,069	14,059	12,923	14,298	13,175
Government, administration and defence	753	628	554	675	796
Manufacturing	9,337	9,298	9,054	9,140	9,342
Mining	2,869	3,311	3,025	3,641	4,415
Property	44,769	45,471	43,220	44,785	44,667
Property services and business services	14,035	13,477	12,050	11,674	10,703
Services	12,099	12,158	12,950	12,362	10,798
Trade	16,144	16,501	16,063	16,044	15,484
Transport and storage	8,268	8,853	8,624	9,015	9,940
Utilities	4,077	4,350	5,237	4,025	3,554
Retail lending	466,550	463,609	451,315	429,522	400,441
Other	5,403	6,680	4,229	2,777	1,587
Total Australia	622,808	622,085	601,646	579,244	545,655
New Zealand
Accommodation, cafes and restaurants	355	323	290	256	182
Agriculture, forestry and fishing	8,553	8,138	7,772	7,788	6,860
Construction	493	502	447	396	359
Finance and insurance	3,009	2,903	2,478	2,682	1,725
Government, administration and defence	85	114	137	163	292
Manufacturing	1,913	2,199	2,090	2,324	2,110
Mining	278	206	141	280	407
Property	6,412	5,997	5,858	5,925	5,301
Property services and business services	1,182	1,073	1,113	1,084	925
Services	1,973	1,733	1,810	1,396	1,173
Trade	2,344	2,509	2,163	2,333	2,003
Transport and storage	1,131	1,029	1,080	1,257	1,094
Utilities	1,429	1,003	1,237	1,600	1,021
Retail lending	49,473	46,613	45,190	45,011	40,277
Other	95	-	-	-	-
Total New Zealand	78,725	74,342	71,806	72,495	63,729
Other overseas
Accommodation, cafes and restaurants	109	112	97	118	111
Agriculture, forestry and fishing	150	19	5	12	568
Construction	55	71	55	147	247
Finance and insurance[2]	4,628	4,774	4,289	2,767	4,297
Government, administration and defence	2	25	4	4	130
Manufacturing	3,784	3,257	2,982	2,619	3,848
Mining	468	322	349	535	778
Property	492	467	491	479	409
Property services and business services	1,610	1,684	540	526	403
Services	243	205	205	99	182
Trade[2]	2,293	2,312	2,680	3,463	2,898
Transport and storage	997	1,232	1,389	1,186	1,099
Utilities	1,086	736	514	442	722
Retail lending	863	683	657	1,120	1,191
Other	65	178	76	-	77
Total other overseas	16,845	16,077	14,333	13,517	16,960
Total loans	718,378	712,504	687,785	665,256	626,344
Provisions for ECL on loans (refer to Note 13)	(3,608)	-	-	-	-
Provisions for impairment charges on loans (refer to Note 13)	-	(2,814)	(2,866)	(3,330)	(3,028)
Total net loans	714,770	709,690	684,919	661,926	623,316

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           2018 comparatives have been revised for consistency.

2019 Westpac Group Annual Report	197

Notes to the financial statements

Note 12. Loans1 (continued)

Parent Entity
$m	2019	2018
Australia
Accommodation, cafes and restaurants	7,967	8,228
Agriculture, forestry and fishing	9,151	8,584
Construction	6,810	6,247
Finance and insurance	14,005	14,006
Government, administration and defence	746	620
Manufacturing	9,155	9,072
Mining	2,849	3,279
Property	44,707	45,471
Property services and business services	13,192	12,433
Services	11,853	11,891
Trade	15,961	16,291
Transport and storage	7,961	8,456
Utilities	4,053	4,324
Retail lending	465,535	462,568
Other	4,945	5,848
Total Australia	618,890	617,318
New Zealand
Accommodation, cafes and restaurants	-	-
Agriculture, forestry and fishing	5	2
Construction	8	5
Finance and insurance	-	-
Government, administration and defence	-	-
Manufacturing	94	98
Mining	-	-
Property	-	-
Property services and business services	7	8
Services	-	-
Trade	297	263
Transport and storage	-	-
Utilities	-	-
Retail lending	-	-
Other	-	-
Total New Zealand	411	376
Other overseas
Accommodation, cafes and restaurants	67	70
Agriculture, forestry and fishing	130	4
Construction	47	59
Finance and insurance[2]	4,624	4,769
Government, administration and defence	2	24
Manufacturing	3,780	3,253
Mining	465	323
Property	226	234
Property services and business services	1,528	1,595
Services	216	187
Trade[2]	2,115	2,126
Transport and storage	886	1,127
Utilities	1,036	734
Retail lending	587	277
Other	29	99
Total other overseas	15,738	14,881
Total loans	635,039	632,575
Provisions for ECL on loans	(3,103)	-
Provisions for impairment charges on loans	-	(2,407)
Total net loans	631,936	630,168

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           2018 comparatives have been restated for consistency.

198	2019 Westpac Group Annual Report

Notes to the financial statements

Note 12. Loans1 (continued)

The following table shows the consolidated contractual maturity distribution of all loans by industry as at 30 September 2019:

Consolidated 2019
$m	Up to 1 year	1 to 5 years	Over 5 years	Total
Loans by type of customer in Australia
Accommodation, cafes and restaurants	2,776	4,883	380	8,039
Agriculture, forestry and fishing	2,676	5,967	567	9,210
Construction	1,785	4,514	887	7,186
Finance and insurance	6,278	5,054	2,737	14,069
Government, administration and defence	286	189	278	753
Manufacturing	3,420	5,413	504	9,337
Mining	353	1,734	782	2,869
Property	18,410	24,821	1,538	44,769
Property services and business services	3,011	8,969	2,055	14,035
Services	3,915	6,395	1,789	12,099
Trade	7,314	7,649	1,181	16,144
Transport and storage	1,603	5,758	907	8,268
Utilities	1,009	2,839	229	4,077
Retail lending	21,725	12,394	432,431	466,550
Other	718	3,511	1,174	5,403
Total Australia	75,279	100,090	447,439	622,808
Total New Zealand	19,124	12,790	46,811	78,725
Total other overseas	6,021	9,529	1,295	16,845
Total loans	100,424	122,409	495,545	718,378

	2019			2018
	Loans at	Loans at		Loans at	Loans at
	variable	fixed		variable	fixed
Consolidated	interest	interest		interest	interest
$m	rates	rates	Total	rates	rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	418,494	129,035	547,529	423,886	127,077	550,963
By offices in New Zealand[1]	9,102	50,499	59,601	10,634	45,852	56,486
By offices in other overseas[1]	9,881	943	10,824	8,182	927	9,109
Total loans maturing after one year	437,477	180,477	617,954	442,702	173,856	616,558

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	199

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges

Accounting policy

As comparatives have not been restated upon the adoption of AASB 9 the accounting policy applied in 2019 differs to that applied in comparative years. The accounting policy applied in comparative years is discussed in Note 39. The accounting policy applied in 2019 is as follows.

Note 6 provides details of impairment charges.

Impairment under AASB 9 applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI and credit commitments.

The ECL determined under AASB 9 is recognised as follows:

•              Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 11 and 12);

•              Debt securities at FVOCI: in reserves in other comprehensive income with no reduction of the carrying value of the debt security itself (refer to Notes 11 and 28); and

•              Credit commitments: as a provision (refer to Note 27).

Measurement

The Group calculates the provisions for ECL based on a three stage approach. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

The models use three main components to determine the ECL (as well as the time value of money) including:

•              Probability of default (PD): the probability that a counterparty will default;

•              Loss given default (LGD): the loss that is expected to arise in the event of a default; and

•              Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

Model stages

The three stages are as follows:

Stage 1: 12 months ECL – performing

For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months ECL is recognised.

Stage 2: Lifetime ECL – performing

For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime ECL is recognised. The indicators of a significant increase in credit risk are described on the following page.

Stage 3: Lifetime ECL – non-performing

For financial assets that are non-performing a provision for lifetime ECL is recognised. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on a group of loans.

Financial assets in stage 3 are those that are in default. A default occurs when Westpac considers that the customer is unlikely to repay its credit obligations in full, irrespective of recourse by the Group to actions such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition is aligned to the APRA regulatory definition of default.

Collective and individual assessment

Financial assets that are in stages 1 and 2 are assessed on a collective basis as are financial assets in stage 3 below specified thresholds. Financial assets that are collectively assessed are grouped in pools of similar assets with similar credit risk characteristics including the type of product and the customer risk grade. Those financial assets in stage 3 above the specified thresholds are assessed on an individual basis.

Expected life

In considering the lifetime time frame for expected credit losses in stages 2 and 3, the standard generally requires use of the remaining contractual life adjusted where appropriate for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit), the Group’s contractual ability to demand repayment and cancel the undrawn commitment does not limit our exposure to credit losses to the contractual notice period. For these facilities, lifetime is based on historical behaviour.

200	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Accounting policy (continued)

Movement between stages

Assets may move in both directions through the stages of the impairment model. Assets previously in stage 2 may move back to stage 1 if it is no longer considered that there has been a significant increase in credit risk. Similarly, assets in stage 3 may move back to stage 1 or stage 2 if they are no longer assessed to be non-performing.

Critical accounting assumptions and estimates

Key judgements include when a significant increase in credit risk has occurred and estimation of forward looking macroeconomic information. Other factors which can impact the provision include the borrower’s financial situation, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

Significant increase in credit risk

Determining when a financial asset has experienced a significant increase in credit risk since origination is a critical accounting judgement which is primarily based on changes in internal customer risk grades since origination of the facility. A change in an internal customer risk grade is based on both quantitative and qualitative factors. The change in the internal customer risk grade that the Group uses to represent a significant increase in credit risk is based on a sliding scale. This means that a higher credit quality exposure at origination would require a more significant downgrade compared to a lower credit quality exposure before it is considered to have experienced a significant increase in credit risk.

The Group does not rebut the presumption that instruments that are 30 days past due have experienced a significant increase in risk but this is used as a backstop rather than the primary indicator. In addition, retail accounts in hardship are considered to have experienced a significant increase in credit risk.

The Group does not apply the low credit risk exemption which assumes investment grade facilities do not have a significant increase in credit risk.

Forward looking macroeconomic information

The measurement of ECL for each stage and the assessment of significant increase in credit risk consider information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward looking information is a critical accounting judgement. The Group considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios.

The macroeconomic variables used in these scenarios, based on current economic forecasts, include (but are not limited to) unemployment rates, real gross domestic product growth rates and residential and commercial property price indices.

•              Base case scenario

This scenario utilises the internal Westpac economics forecast used for strategic decision making and forecasting.

•              Upside scenario

This scenario represents a modest improvement on the base case scenario.

•              Downside scenario

This scenario represents a moderate recession.

The macroeconomic scenarios are weighted based on the Group’s best estimate of the relative likelihood of each scenario. The weighting applied to each of the three macroeconomic scenarios takes into account historical frequency, current trends, and forward looking conditions.

The macroeconomic variables and probability weightings of the three macroeconomic scenarios are subject to the approval of the Group Chief Financial Officer and Chief Risk Officer with oversight from the Board of Directors (and its Committees).

Where appropriate, adjustments will be made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models.

Judgements can change with time as new information becomes available which could result in changes to the provision for expected credit losses.

2019 Westpac Group Annual Report	201

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments as at 30 September 2019 below are based on the requirements of AASB 9. They have been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

•              The transfers between stages lines represent transfers between stage 1, stage 2 and stage 3 prior to remeasurement of the provision for ECL.

•              The business activity during the year line represents new accounts originated during the year net of those that were derecognised due to final repayments during the year.

•              The net remeasurement of ECL line represents the impact on the provision for ECL due to changes in credit quality during the period (including transfers between stages), changes due to forward looking economic scenarios and partial repayments and additional drawdowns on existing facilities over the year.

•              Write-offs represent a reduction in the provision for ECL as a result of derecognition of exposures where there is no reasonable expectation of full recovery.

202	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Consolidated $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	2,631	422	3,053
Restatement for adoption of AASB 9	877	1,884	1,272	(2,631)	(422)	980
Restated provision for ECL as at 1 October 2018	877	1,884	1,272	-	-	4,033
Transfers to Stage 1	1,458	(1,404)	(54)	-	-	-
Transfers to Stage 2	(242)	956	(714)	-	-	-
Transfers to Stage 3	(5)	(621)	626	-	-	-
Business activity during the year	179	(19)	(330)	-	-	(170)
Net remeasurement of provision for ECL	(1,385)	874	1,647	-	-	1,136
Write-offs	-	-	(1,154)	-	-	(1,154)
Exchange rate and other adjustments	2	4	62	-	-	68
Total provision for ECL on loans and credit commitments as at 30 September 2019	884	1,674	1,355	-	-	3,913
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	121	178	6	-	-	305
Provision for ECL on loans (refer to Note 12)	763	1,496	1,349	-	-	3,608
Total provision for ECL on loans and credit commitments as at 30 September 2019	884	1,674	1,355	-	-	3,913
Of which:
Individually assessed provisions	-	-	412	-	-	412
Collectively assessed provisions	884	1,674	943	-	-	3,501
Total provision for ECL on loans and credit commitments as at 30 September 2019	884	1,674	1,355	-	-	3,913

The provisions for ECL on loans can be further disaggregated into the following classes:

Consolidated Housing loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	385	97	482
Restatement for adoption of AASB 9	130	351	501	(385)	(97)	500
Restated provision for ECL as at 1 October 2018	130	351	501	-	-	982
Transfers to Stage 1	343	(317)	(26)	-	-	-
Transfers to Stage 2	(38)	396	(358)	-	-	-
Transfers to Stage 3	-	(145)	145	-	-	-
Business activity during the year	17	(35)	(141)	-	-	(159)
Net remeasurement of provision for ECL	(289)	104	567	-	-	382
Write-offs	-	-	(119)	-	-	(119)
Exchange rate and other adjustments	-	-	22	-	-	22
Total provision for ECL on loans and credit commitments as at 30 September 2019	163	354	591	-	-	1,108
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	5	2	-	-	-	7
Provision for ECL on loans (refer to Note 12)	158	352	591	-	-	1,101
Total provision for ECL on loans and credit commitments as at 30 September 2019	163	354	591	-	-	1,108

2019 Westpac Group Annual Report	203

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Consolidated Personal loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	761	3	764
Restatement for adoption of AASB 9	263	589	240	(761)	(3)	328
Restated provision for ECL as at 1 October 2018	263	589	240	-	-	1,092
Transfers to Stage 1	849	(839)	(10)	-	-	-
Transfers to Stage 2	(148)	368	(220)	-	-	-
Transfers to Stage 3	(2)	(350)	352	-	-	-
Business activity during the year	62	(18)	(160)	-	-	(116)
Net remeasurement of provision for ECL	(757)	708	838	-	-	789
Write-offs	-	-	(822)	-	-	(822)
Exchange rate and other adjustments	1	1	30	-	-	32
Total provision for ECL on loans and credit commitments as at 30 September 2019	268	459	248	-	-	975
Presented as:
Provision for ECL on cedit commitments (refer to Note 27)	36	35	-	-	-	71
Provision for ECL on loans (refer to Note 12)	232	424	248	-	-	904
Total provision for ECL on loans and credit commitments as at 30 September 2019	268	459	248	-	-	975

Consolidated Business loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	1,485	322	1,807
Restatement for adoption of AASB 9	484	944	531	(1,485)	(322)	152
Restated provision for ECL as at 1 October 2018	484	944	531	-	-	1,959
Transfers to Stage 1	266	(248)	(18)	-	-	-
Transfers to Stage 2	(56)	192	(136)	-	-	-
Transfers to Stage 3	(3)	(126)	129	-	-	-
Business activity during the year	100	34	(29)	-	-	105
Net remeasurement of provision for ECL	(339)	62	242	-	-	(35)
Write-offs	-	-	(213)	-	-	(213)
Exchange rate and other adjustments	1	3	10	-	-	14
Total provision for ECL on loans and credit commitments as at 30 September 2019	453	861	516	-	-	1,830
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	80	141	6	-	-	227
Provision for ECL on loans (refer to Note 12)	373	720	510	-	-	1,603
Total provision for ECL on loans and credit commitments as at 30 September 2019	453	861	516	-	-	1,830

204	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table reconciles the 30 September 2019 provision for ECL on loans and commitments for the Parent Entity based on the requirements of AASB 9.

Parent Entity $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	2,238	375	2,613
Restatement for adoption of AASB 9	741	1,605	1,113	(2,238)	(375)	846
Restated provision for ECL as at 1 October 2018	741	1,605	1,113	-	-	3,459
Transfers to Stage 1	1,191	(1,153)	(38)	-	-	-
Transfers to Stage 2	(220)	860	(640)	-	-	-
Transfers to Stage 3	(3)	(554)	557	-	-	-
Business activity during the year	168	7	(358)	-	-	(183)
Net remeasurement of provision for ECL	(1,130)	654	1,552	-	-	1,076
Write-offs	-	-	(1,023)	-	-	(1,023)
Exchange rate and other adjustments	-	1	48	-	-	49
Total provision for ECL on loans and credit commitments as at 30 September 2019	747	1,420	1,211	-	-	3,378
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	107	163	5	-	-	275
Provision for ECL on loans (refer to Note 12)	640	1,257	1,206	-	-	3,103
Total provision for ECL on loans and credit commitments as at 30 September 2019	747	1,420	1,211	-	-	3,378
Of which:
Individually assessed provisions	-	-	364	-	-	364
Collectively assessed provisions	747	1,420	847	-	-	3,014
Total provision for ECL on loans and credit commitments as at 30 September 2019	747	1,420	1,211	-	-	3,378

Parent Entity Housing loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	516	82	598
Restatement for adoption of AASB 9	105	334	402	(516)	(82)	243
Restated provision for ECL as at 1 October 2018	105	334	402	-	-	841
Transfers to Stage 1	322	(302)	(20)	-	-	-
Transfers to Stage 2	(36)	386	(350)	-	-	-
Transfers to Stage 3	-	(141)	141	-	-	-
Business activity during the year	15	(33)	(127)	-	-	(145)
Net remeasurement of provision for ECL	(265)	91	606	-	-	432
Write-offs	-	-	(115)	-	-	(115)
Exchange rate and other adjustments	-	-	20	-	-	20
Total provision for ECL on loans and credit commitments as at 30 September 2019	141	335	557	-	-	1,033
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	4	1	-	-	-	5
Provision for ECL on loans (refer to Note 12)	137	334	557	-	-	1,028
Total provision for ECL on loans and credit commitments as at 30 September 2019	141	335	557	-	-	1,033

2019 Westpac Group Annual Report	205

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The provisions for ECL on loans can be further disaggregated into the following classes:

Parent Entity Personal loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	524	3	527
Restatement for adoption of AASB 9	215	540	200	(524)	(3)	428
Restated provision for ECL as at 1 October 2018	215	540	200	-	-	955
Transfers to Stage 1	635	(633)	(2)	-	-	-
Transfers to Stage 2	(138)	319	(181)	-	-	-
Transfers to Stage 3	(1)	(311)	312	-	-	-
Business activity during the year	62	(11)	(158)	-	-	(107)
Net remeasurement of provision for ECL	(544)	497	753	-	-	706
Write-offs	-	-	(733)	-	-	(733)
Exchange rate and other adjustments	-	-	22	-	-	22
Total provision for ECL on loans and credit commitments as at 30 September 2019	229	401	213	-	-	843
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	29	32	-	-	-	61
Provision for ECL on loans (refer to Note 12)	200	369	213	-	-	782
Total provision for ECL on loans and credit commitments as at 30 September 2019	229	401	213	-	-	843

Parent Entity Business loans $m	Performing		Non-performing	Collectively assessed provisions	Individually assessed provisions	Total
	Stage 1	Stage 2	Stage 3
Provision for impairment charges as at 30 September 2018	-	-	-	1,198	290	1,488
Restatement for adoption of AASB 9	421	731	511	(1,198)	(290)	175
Restated provision for ECL as at 1 October 2018	421	731	511	-	-	1,663
Transfers to Stage 1	234	(218)	(16)	-	-	-
Transfers to Stage 2	(46)	155	(109)	-	-	-
Transfers to Stage 3	(2)	(102)	104	-	-	-
Business activity during the year	91	51	(73)	-	-	69
Net remeasurement of provision for ECL	(321)	66	193	-	-	(62)
Write-offs	-	-	(175)	-	-	(175)
Exchange rate and other adjustments	-	1	6	-	-	7
Total provision for ECL on loans and credit commitments as at 30 September 2019	377	684	441	-	-	1,502
Presented as:
Provision for ECL on credit commitments (refer to Note 27)	74	130	5	-	-	209
Provision for ECL on loans (refer to Note 12)	303	554	436	-	-	1,293
Total provision for ECL on loans and credit commitments as at 30 September 2019	377	684	441	-	-	1,502

206	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Impact of changes in credit exposures on the provision for ECL

•                 Stage 1 exposures had a net increase of $7.6 billion for the Group and $4.1 billion for the Parent Entity driven by housing and business portfolio growth, partly offset by net transfers from Stage 1 to Stage 2 and Stage 3 and repayments. Stage 1 ECL has a marginal increase driven by the exposure growth.

•                 Stage 2 credit exposures reduced by $2.1 billion for both the Group and the Parent Entity mainly driven by reduction in Stage 2 balances in personal portfolio. The Stage 2 exposure decrease has been driven by lower delinquent balances in the Australian personal portfolio. Stage 2 ECL has decreased.

•                 Stage 3 credit exposures had a net increase of $0.9 billion for both the Group and the Parent Entity driven by net transfers to Stage 3 from Stage 1 and Stage 2 with the increase driven by housing and business portfolio. The increase in Stage 3 exposures is in line with increase in 90 days past due for the home loans portfolio. Stage 3 ECL has increased in line with the increase in Stage 3 exposures.

Sensitivity of the provision for ECL

As noted in the accounting policy, the critical accounting assumptions in determining the provision for ECL are the determination of a significant increase in credit risk and the use of probability weighted forward looking macroeconomic scenarios.

Staging sensitivity

If 1% of the stage 1 gross exposure from loans and credit commitments (calculated on a 12 month ECL) was reflected in stage 2 (calculated on a lifetime ECL) the provision for ECL would increase by $236 million for the Group and $209 million for the Parent Entity based on applying the average provision coverage ratios by stage to the movement in the gross exposure by stage.

Weighting of macroeconomic scenarios

The Group uses three macro-economic scenarios which are probability weighted based on the Group’s best estimate of the relative likelihood of each scenario.

The Group assigned a weighting of 62.5% to the base case scenario, 27.5% to the downside scenario and 10% to the upside scenario as at 30 September 2019. During September 2019 there was a 2.5% reduction in the weighting on the base case scenario from 65% and a corresponding 2.5% increase in the weighting on the downside scenario from 25%. The increase in weighting to the downside scenario was primarily driven by global economic uncertainties.

The base case scenario utilises Westpac Economics forecasts and assumes the following one-year outlook: a GDP growth of 2.5%, a reduction in the rate of growth in commercial property prices to 1.1%, a return to positive growth of 1% in residential property prices, a 50bps reduction in the cash rate to 0.50% and an increase in the unemployment rate to 5.6%.

The downside scenario represents a moderate recession. In this scenario there is negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate.

The following table shows the reported provision for ECL based on the probability weighted scenarios and what the provisions for ECL would be assuming a 100% weighting is applied to the base case scenario and to the downside scenario (with all other assumptions held constant).

$m	Consolidated	Parent Entity
Reported probability-weighted ECL	3,913	3,378
100% base case ECL	2,748	2,387
100% downside ECL	7,065	6,067

2019 Westpac Group Annual Report	207

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Investment Securities – debt securities

The following table reconciles the 30 September 2019 provision for ECL on debt securities based on the requirements of AASB 9.

			Total
		Debt	Investment
	Debt	securities at	securities -
	securities at	amortised	debt
$m	FVOCI[1]	cost	securities
Consolidated
Provision for impairment charges as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	9	11
Restated provision for ECL as at 1 October 2018	2	9	11
Stage 1 - change in the provision during the year	-	-	-
Total provision for ECL on investment securities - debt securities as at 30 September 2019	2	9	11
Parent Entity
Provision for impairment charges as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	-	2
Restated provision for ECL as at 1 October 2018	2	-	2
Stage 1 - change in the provision during the year	-	-	-
Total provision for ECL on investment securities - debt securities as at 30 September 2019	2	-	2

As comparatives have not been restated for the adoption of AASB 9, the following table reconciles the provision for impairment charges on loans and credit commitments based on the requirements of AASB 139 for prior years.

	Consolidated		Parent Entity
$m	2018	2017	2018
Individually assessed provisions
Opening balance	480	869	417
Provisions raised	371	610	341
Write-backs	(150)	(288)	(131)
Write-offs	(269)	(688)	(248)
Interest adjustment	(11)	(16)	(11)
Other adjustments	1	(7)	7
Closing balance	422	480	375
Collectively assessed provisions
Opening balance	2,639	2,733	2,180
Provisions raised	668	699	610
Write-offs	(858)	(968)	(742)
Interest adjustment	179	188	148
Other adjustments	3	(13)	42
Closing balance	2,631	2,639	2,238
Total provisions for impairment charges on loans and credit commitments	3,053	3,119	2,613
Less provisions for credit commitments (refer to Note 27)	(239)	(253)	(206)
Total provisions for impairment charges on loans	2,814	2,866	2,407

There were no provisions for impairment charges in prior years under AASB 139 for the securities included in investment securities (which were previously classified as Available-for-sale securities) or for due from subsidiaries as no impairment had been incurred.

1.    Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in other comprehensive income (refer to Note 28). There is no reduction of the carrying value of the debt securities which remain at fair value (refer to Note 11).

208	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table presents provisions for expected credit losses (for 30 September 2019) and provisions for impairment charges (for prior years) on loans and credit commitments by industry classification for the past five years:

Consolidated	2019		2018		2017		2016		2015
	$m	%	$m	%	$m	%	$m	%	$m	%
Australia
Accommodation, cafes and restaurants	75	1.9	62	2.0	67	2.1	95	2.7	86	2.6
Agriculture, forestry and fishing	93	2.4	69	2.3	59	1.9	74	2.1	115	3.4
Construction	148	3.8	93	3.0	86	2.8	86	2.4	85	2.5
Finance and insurance	55	1.4	67	2.2	53	1.7	131	3.7	124	3.7
Manufacturing	111	2.8	196	6.4	164	5.3	278	7.7	219	6.6
Mining	36	0.9	91	3.0	131	4.2	246	6.8	190	5.7
Property	216	5.5	204	6.7	240	7.7	287	8.0	314	9.4
Property services and business services	230	5.9	128	4.2	155	5.0	216	6.0	95	2.8
Services	175	4.5	137	4.5	126	4.0	116	3.2	56	1.7
Trade	242	6.2	199	6.5	183	5.9	213	5.9	209	6.3
Transport and storage	109	2.8	79	2.6	92	2.9	73	2.0	142	4.3
Utilities	17	0.4	13	0.4	15	0.5	9	0.2	27	0.8
Retail lending	1,890	48.3	1,200	39.3	1,229	39.4	1,102	30.6	1,046	31.4
Other	109	2.8	106	3.5	92	2.9	138	3.8	119	3.6
Total Australia[1]	3,506	89.6	2,644	86.6	2,692	86.3	3,064	85.1	2,827	84.8
New Zealand
Accommodation, cafes and restaurants	2	0.1	3	0.1	2	0.1	2	0.1	1	-
Agriculture, forestry and fishing	67	1.7	77	2.5	93	3.0	120	3.3	64	1.9
Construction	9	0.2	16	0.5	9	0.3	9	0.2	9	0.3
Finance and insurance	2	0.1	3	0.1	3	0.1	4	0.1	3	0.1
Manufacturing	14	0.4	26	0.9	24	0.8	53	1.5	57	1.7
Mining	-	-	1	-	1	-	15	0.4	14	0.4
Property	20	0.5	27	0.9	38	1.2	52	1.4	62	1.9
Property services and business services	5	0.1	8	0.2	11	0.3	21	0.6	22	0.6
Services	9	0.2	9	0.3	14	0.4	13	0.4	12	0.4
Trade	15	0.4	21	0.7	17	0.5	18	0.5	25	0.8
Transport and storage	3	0.1	5	0.2	5	0.2	7	0.2	7	0.2
Utilities	1	-	2	0.1	3	0.1	4	0.1	2	0.1
Retail lending	173	4.4	130	4.3	130	4.2	125	3.5	128	3.8
Other	7	0.2	1	-	-	-	2	0.1	1	-
Total New Zealand[1]	327	8.4	329	10.8	350	11.2	445	12.4	407	12.2
Total other overseas	80	2.0	80	2.6	77	2.5	93	2.5	98	3.0
Total provisions for ECL/ impairment charges on loans and credit commitments	3,913	100.0	3,053	100.0	3,119	100.0	3,602	100.0	3,332	100.0

1.           Comparatives have been restated to include industry segmentation for collectively assessed provisions.

2019 Westpac Group Annual Report	209

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2019	2018	2017	2016	2015
Australia
Accommodation, cafes and restaurants	(12)	(14)	(38)	(17)	(40)
Agriculture, forestry and fishing	(4)	(12)	(10)	(12)	(36)
Construction	(13)	(23)	(30)	(20)	(40)
Finance and insurance	(4)	(4)	(6)	(13)	(12)
Manufacturing	(12)	(12)	(105)	(21)	(20)
Mining	(1)	(14)	(46)	(18)	(17)
Property	(31)	(39)	(76)	(44)	(104)
Property services and business services	(24)	(44)	(203)	(43)	(70)
Services	(7)	(24)	(97)	(36)	(18)
Trade	(62)	(56)	(59)	(30)	(56)
Transport and storage	(14)	(17)	(17)	(48)	(24)
Utilities	(1)	(1)	-	(1)	(2)
Retail lending	(903)	(793)	(898)	(803)	(658)
Other	(10)	(5)	(17)	(13)	(13)
Total Australia	(1,098)	(1,058)	(1,602)	(1,119)	(1,110)
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-
Agriculture, forestry and fishing	(2)	-	-	(1)	(3)
Construction	-	(1)	(1)	(1)	-
Finance and insurance	-	-	-	-	-
Manufacturing	-	-	-	-	(1)
Mining	-	-	-	-	(28)
Property	-	(13)	(2)	(10)	(18)
Property services and business services	-	-	-	(2)	-
Services	-	(1)	-	-	(1)
Trade	(2)	(1)	(1)	(1)	(4)
Transport and storage	-	-	-	-	-
Utilities	-	-	-	-	-
Retail lending	(50)	(53)	(49)	(51)	(55)
Other	-	-	-	(1)	-
Total New Zealand	(54)	(69)	(53)	(67)	(110)
Total other overseas	(2)	-	(1)	(3)	(18)
Total write-offs	(1,154)	(1,127)	(1,656)	(1,189)	(1,238)

Write-offs still under enforcement activity

The amount of current year write-offs which remain subject to enforcement activity was $1,093 million for the Group and $962 million for the Parent Entity.

210	2019 Westpac Group Annual Report

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2019	2018	2017	2016	2015
Recoveries
Australia
Accommodation, cafes and restaurants	-	1	3	-	-
Agriculture, forestry and fishing	-	-	-	-	-
Construction	1	1	2	1	4
Finance and insurance	-	1	1	34	8
Manufacturing	1	-	2	1	3
Mining	-	1	1	-	-
Property	8	7	10	3	15
Property services and business services	1	1	3	2	2
Services	-	1	-	2	1
Trade	2	2	3	1	1
Transport and storage	1	1	1	1	-
Utilities	-	-	-	-	-
Retail lending	135	139	118	84	78
Other	5	-	5	2	1
Total Australia	154	155	149	131	113
Total New Zealand	18	24	19	6	18
Total other overseas	-	-	-	-	-
Total recoveries	172	179	168	137	131
Total write-offs	(1,154)	(1,127)	(1,656)	(1,189)	(1,238)
Net write-offs and recoveries	(982)	(948)	(1,488)	(1,052)	(1,107)

Note 14. Other financial assets1

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Accrued interest receivable	1,144	1,276	1,005	1,103
Securities sold not delivered	1,687	1,264	1,668	1,264
Trade debtors	998	1,056	517	514
Interbank lending	514	953	510	939
Clearing and settlement balances	750	736	706	678
Accrued fees and commissions	159	129	95	60
Other	115	103	114	108
Total other financial assets	5,367	5,517	4,615	4,666

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	211

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

Life insurance assets

Life insurance assets, including investments in funds managed by the Group, are designated at FVIS. Changes in fair value are recognised in non-interest income. The determination of fair value of life insurance assets involves the same judgements as other financial assets, which are described in the critical accounting assumptions and estimates in Note 22.

The Life Act places restrictions on life insurance assets, including that they can only be used:

•   to meet the liabilities and expenses of that statutory fund;

•   to acquire investments to further the business of the statutory fund; or

•   as a distribution, when the statutory fund has met its solvency and capital adequacy requirements.

Life insurance liabilities

Life insurance liabilities primarily consist of life investment contract liabilities and life insurance contract liabilities. Claims incurred in respect of life investment contracts are withdrawals of customer deposits, and are recognised as a reduction in life insurance liabilities.

Life investment contract liabilities

Life investment contract liabilities are designated at FVIS. Fair value is the higher of the valuation of life insurance assets linked to the life investment contract, or the minimum current surrender value (the minimum amount the Group would pay to a policyholder if their policy is voluntarily terminated before it matures or the insured event occurs). Changes in fair value are recognised in non-interest income.

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

External unit holder liabilities of managed investment schemes

The life insurance statutory funds include controlling interests in managed investment schemes which are consolidated. When the managed investment scheme is consolidated, the external unit holder liabilities are recognised as a liability and included in life insurance liabilities. They are designated at FVIS.

Critical accounting assumptions and estimates

The key factors that affect the estimation of life insurance liabilities and related assets are:

•   the cost of providing benefits and administering contracts;

•   mortality and morbidity experience, which includes policyholder benefits enhancements;

•   discontinuance rates, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and

•   the discount rate of projected future cash flows.

Regulation, competition, interest rates, taxes, securities market conditions and general economic conditions also affect the estimation of life insurance liabilities.

212	2019 Westpac Group Annual Report

Notes to the financial statements

Note 15. Life insurance assets and life insurance liabilities (continued)

Life insurance assets

Consolidated
$m	2019	2018
Investments held directly and in unit trusts
Unit trusts	6,764	6,545
Equities	989	1,223
Debt securities	1,589	1,622
Loans and other assets	25	60
Total life insurance assets	9,367	9,450

There were no life insurance assets in the Parent Entity as at 30 September 2019 (2018: nil).

Life insurance liabilities

Consolidated Reconciliation of movements in policy liabilities	Life investment contracts		Life insurance contracts		Total
$m	2019	2018	2019	2018	2019	2018
Opening balance	8,438	9,854	(841)	(835)	7,597	9,019
Movements in policy liabilities reflected in the income statement	504	704	12	(6)	516	698
Contract contributions recognised in policy liabilities	898	738	–	–	898	738
Contract withdrawals recognised in policy liabilities	(1,218)	(1,115)	–	–	(1,218)	(1,115)
Contract fees, expenses and tax recoveries	(73)	(104)	–	–	(73)	(104)
Change in external unit holders of managed investment schemes	(343)	(1,639)	–	–	(343)	(1,639)
Closing balance	8,206	8,438	(829)	(841)	7,377	7,597

There were no life insurance liabilities in the Parent Entity as at 30 September 2019 (2018: nil).

2019 Westpac Group Annual Report	213

Notes to the financial statements

Note 16. Deposits and other borrowings

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

Refer to Note 22 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Australia
Certificates of deposit	26,259	28,746	26,259	28,746
Non-interest bearing, repayable at call	43,341	41,783	43,341	41,783
Other interest bearing at call	247,161	233,052	247,161	233,052
Other interest bearing term	158,564	171,832	158,564	171,832
Total Australia	475,325	475,413	475,325	475,413
New Zealand
Certificates of deposit	1,058	1,116	–	–
Non-interest bearing, repayable at call	6,368	5,406	–	–
Other interest bearing at call	22,291	21,368	–	–
Other interest bearing term	31,084	29,897	–	3
Total New Zealand	60,801	57,787	–	3
Other overseas
Certificates of deposit	11,414	11,672	11,414	11,672
Non-interest bearing, repayable at call	824	830	385	352
Other interest bearing at call	1,610	1,638	1,233	1,249
Other interest bearing term	13,273	11,945	13,073	11,779
Total other overseas	27,121	26,085	26,105	25,052
Total deposits and other borrowings	563,247	559,285	501,430	500,468

214	2019 Westpac Group Annual Report

Notes to the financial statements

Note 16. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

Consolidated	2019		2018		2017
	Average	Average	Average	Average	Average	Average
	balance	rate	Balance	rate	balance	rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	42,455		41,156		39,355
Certificates of deposit	30,367	2.0%	31,424	2.0%	33,350	2.0%
Other interest bearing at call	237,420	1.1%	228,328	1.2%	222,122	1.1%
Other interest bearing term	158,012	2.4%	162,254	2.5%	154,114	2.7%
Total Australia	468,254		463,162		448,941
Overseas
Non-interest bearing	6,815		6,021		5,527
Certificates of deposit	11,854	2.6%	13,008	1.9%	13,151	1.4%
Other interest bearing at call	23,616	1.1%	23,017	1.2%	24,163	1.3%
Other interest bearing term	45,520	3.0%	41,942	2.8%	37,813	2.7%
Total overseas	87,805		83,988		80,654

Certificates of deposit and term deposits

All certificates of deposit and majority of term deposits issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

Consolidated 2019 $m	Less Than 3 Months	Between 3 and 6 Months	Between 6 Months and 1 Year	Over 1 Year	Total
Certificates of deposit greater than US$100,000	10,522	542	15,159	36	26,259
Term deposits greater than US$100,000	82,291	28,166	21,572	6,276	138,305

2019 Westpac Group Annual Report	215

Notes to the financial statements

Note 17. Other financial liabilities1

Accounting policy

Other financial liabilities include liabilities measured at amortised cost as well as liabilities which are measured at FVIS. Financial liabilities measured at FVIS include:

•   trading liabilities (i.e. securities sold short); and

•   liabilities designated at fair value through income statement (i.e. certain repurchase agreements).

Refer to Note 22 for balances measured at fair value and amortised cost.

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised on the balance sheet in their original category (i.e. ‘Trading securities’ or ‘Investment securities’).

The cash consideration received is recognised as a liability (‘Repurchase agreements’). Repurchase agreements are designated at fair value where they are managed as part of a trading portfolio, otherwise they are measured on an amortised cost basis.

Where a repurchase agreement is designated at fair value, subsequent to initial recognition, these liabilities are measured at fair value with changes in fair value (except credit risk) recognised through the income statement as they arise. The change in fair value that is attributable to credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised through the income statement.

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Repurchase agreements	10,604	9,522	10,604	9,522
Interbank placements	9,884	8,848	9,834	8,829
Accrued interest payable	2,627	2,968	2,312	2,633
Securities purchased not delivered	1,398	1,343	1,395	1,343
Trade creditors and other accrued expenses	1,154	1,410	927	1,125
Settlement and clearing balances	1,222	1,347	1,197	1,333
Securities sold short	766	780	766	780
Other	1,560	1,887	1,481	1,701
Total other financial liabilities	29,215	28,105	28,516	27,266

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

216	2019 Westpac Group Annual Report

Notes to the financial statements

Note 18. Debt issues

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

The change in the fair value that is due to credit risk is recognised in other comprehensive income except where it would create an accounting mismatch, in which case it is also recognised in non-interest income.

Refer to Note 22 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised within net interest income using the effective interest rate method.

In the table below, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Short-term debt:
Own issuances	25,838	26,266	23,695	26,266
Total short-term debt	25,838	26,266	23,695	26,266
Long-term debt:
Covered bonds	38,037	35,434	33,160	30,268
Senior	109,340	103,159	99,819	95,754
Securitisation	8,190	7,588	–	–
Structured notes	52	149	–	–
Total long-term debt	155,619	146,330	132,979	126,022
Total debt issues	181,457	172,596	156,674	152,288

Movement Reconciliation ($m)
Opening balance	172,596	168,356	152,288	144,116
Issuances	61,484	59,456	50,375	57,440
Maturities, repayments, buy backs and reductions	(63,313)	(64,698)	(56,347)	(58,005)
Total cash movements	(1,829)	(5,242)	(5,972)	(565)
Foreign exchange translation impact	6,713	11,022	6,514	10,252
Fair value adjustments	317	(244)	318	(240)
Fair value hedge accounting adjustments	3,512	(1,313)	3,376	(1,288)
Other (amortisation of bond issue costs, etc.)	148	17	150	13
Total non-cash movements	10,690	9,482	10,358	8,737
Closing balance	181,457	172,596	156,674	152,288

2019 Westpac Group Annual Report	217

Notes to the financial statements

Note 18. Debt issues (continued)

Consolidated
$m	2019	2018
Short-term debt
Own issuances:
US commercial paper	19,950	18,675
Senior debt:
AUD	100	550
GBP	5,366	6,604
Other	422	437
Total own issuances	25,838	26,266
Total short-term debt	25,838	26,266
Long-term debt (by currency):
AUD	43,532	37,571
CHF	3,480	2,953
EUR	37,464	31,734
GBP	5,545	5,290
JPY	2,538	3,226
NZD	3,197	2,294
USD	54,490	60,336
Other	5,373	2,926
Total long-term debt	155,619	146,330

Consolidated
$m	2019	2018	2017
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	26,879	28,331	27,456
Approximate average amount outstanding	22,502	23,315	23,025
Approximate weighted average interest rate on:
Average amount outstanding	2.8%	2.0%	1.3%
Outstanding as at end of the year	3.2%	2.5%	1.2%

The Group manages foreign exchange exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 20.

218	2019 Westpac Group Annual Report

Notes to the financial statements

Note 19. Loan capital

Accounting policy

Loan capital are instruments issued by the Group which qualify for inclusion as regulatory capital under Australian Prudential Regulation Authority (APRA) Prudential Standards. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest rate method. Interest expense incurred is recognised in net interest income.

	Consolidated and Parent Entity
$m	2019	2018
Additional Tier 1 (AT1) loan capital
Westpac capital notes	7,411	7,370
USD AT1 securities	1,913	1,585
Total AT1 loan capital	9,324	8,955
Tier 2 loan capital
Subordinated notes	11,981	7,822
Subordinated perpetual notes	521	488
Total Tier 2 loan capital	12,502	8,310
Total loan capital	21,826	17,265

Movement Reconciliation ($m)
Opening balance	17,265	17,666
Issuances	4,935	2,342
Maturities, repayments, buy backs and reductions	(1,662)	(2,387)
Total cash movements	3,273	(45)
Foreign exchange translation impact	521	449
Fair value hedge accounting adjustments	748	(257)
Conversion of Convertible preference shares to ordinary shares	–	(566)
Other (amortisation of bond issue costs, etc.)	19	18
Total non-cash movements	1,288	(356)
Closing balance	21,826	17,265

2019 Westpac Group Annual Report	219

Notes to the financial statements

Note 19. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments are provided below1.

Consolidated and Parent Entity $m	Distribution interest rate	Potential scheduled conversion date[2]	Optional redemption date[3]	2019	2018
Westpac capital notes (WCN)
$1,384 million WCN	(90 day bank bill rate + 3.20% p.a.)	8 March 2021	8 March 2019[4]	–	1,382
	x (1 - Australian corporate tax rate)
$1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.)	23 September 2024	23 September 2022	1,308	1,305
	x (1 - Australian corporate tax rate)
$1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.)	22 March 2023	22 March 2021	1,319	1,316
	x (1 - Australian corporate tax rate)
$1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.)	20 December 2023	20 December 2021	1,694	1,691
	x (1 - Australian corporate tax rate)
$1,690 million WCN5	(90 day bank bill rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,677	1,676
	x (1 - Australian corporate tax rate)
$1,423 million WCN6	(90 day bank bill rate + 3.70% p.a.)	31 July 2026	31 July 2024	1,413	–
	x (1 - Australian corporate tax rate)
Total Westpac capital notes				7,411	7,370
USD AT1 securities
US$1,250 million securities	5.00% p.a. until but excluding 21 September 2027 (first reset date). If not redeemed, converted or written-off earlier, from, and including, each reset date[5] to, but excluding, the next succeeding reset date, at a fixed rate p.a. equal to the prevailing 5-year USD mid-market swap rate plus 2.89% p.a.	n/a	21 September 2027[6]	1,913	1,585
Total USD AT1 securities				1,913	1,585

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

Broadly, if for any reason a distribution or interest payment has not been paid in full on the relevant payment date, Westpac must not determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buy back or capital reduction of Westpac ordinary shares, unless the unpaid amount is paid in full within 20 business days of the relevant payment date or in certain other circumstances.

1.           A$ unless otherwise noted.

2.           Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied.

3.           Westpac may elect to redeem the relevant AT1 instrument, subject to APRA’s prior written approval.

4.           On 18 December 2018, $722 million of WCN were transferred to the WCN nominated party for $100 each pursuant to the Westpac Capital Note 6 reinvestment offer. Those WCN were subsequently redeemed by Westpac. On 8 March 2019, the remaining $662 million of WCN were transferred to the WCN nominated party for $100 each. Following the transfer, those remaining WCN were redeemed by Westpac.

5.           21 September 2027 and every fifth anniversary thereafter is a reset date.

6.           Westpac may elect to redeem on 21 September 2027 and every fifth anniversary thereafter.

220	2019 Westpac Group Annual Report

Notes to the financial statements

Note 19. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

•             Scheduled Conversion

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

•             Capital Trigger Event or Non-Viability Trigger Event

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

•             Early conversion

Westpac is able to elect to convert3, or may be required to convert3, AT1 instruments early in certain circumstances. The terms of conversion and the conversion conditions are broadly similar to scheduled conversion, however the share price floor in the maximum conversion number will depend on the conversion event.

Early redemption

Westpac is able to elect to redeem the relevant AT1 instrument on the optional redemption date or for certain taxation or regulatory reasons, subject to APRA’s prior written approval.

1.           Scheduled conversion does not apply to USD AT1 securities.

2.           Level 1 comprises Westpac Banking Corporation and subsidiaries approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiaries except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

3.           Excludes USD AT1 securities.

2019 Westpac Group Annual Report	221

Notes to the financial statements

Note 19. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments are provided below1:

Consolidated and Parent Entity $m	Interest rate[2]	Maturity date	Optional redemption date[3]	2019	2018
Subordinated notes
A$1,000 million subordinated notes	90 day bank bill rate + 2.05% p.a.	14 March 2024	14 March 2019[4]	–	999
CNY1,250 million subordinated notes	4.85% p.a. until but excluding 9 February 2020. Thereafter, if not redeemed, a fixed rate per annum equal to the one-year CNH HIBOR reference rate plus 0.8345% p.a.	9 February 2025	9 February 2020	260	252
A$350 million subordinated notes	4.50% p.a. until but excluding 11 March 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap reference rate plus 1.95% p.a., the sum of which will be annualised.	11 March 2027	11 March 2022	362	347
S$325 million subordinated notes	4.00% p.a. until but excluding 12 August 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year SGD swap offer rate plus 1.54% p.a.	12 August 2027	12 August 2022	356	330
A$175 million subordinated notes	4.80% p.a. until but excluding 14 June 2023. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap reference rate plus 2.65% p.a., each of which will be annualised.	14 June 2028	14 June 2023	182	171
US$100 million subordinated notes	Fixed 5.00% p.a.	23 February 2046	n/a	161	114
A$700 million subordinated notes	Floating 90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021	697	700
JPY20,000 million subordinated notes	Fixed 1.16% p.a.	19 May 2026	n/a	279	242
JPY10,200 million subordinated notes	Fixed 1.16% p.a.	2 June 2026	n/a	142	123
JPY10,000 million subordinated notes	Fixed 0.76% p.a.	9 June 2026	n/a	139	120
NZ$400 million subordinated notes	4.6950% p.a. until but excluding 1 September 2021. Thereafter, if not redeemed, a fixed rate per annum equal to the New Zealand 5-year swap rate on 1 September 2021 plus 2.60% p.a.	1 September 2026	1 September 2021	373	358
JPY8,000 million subordinated notes	0.9225% p.a until but excluding 7 October 2021. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 1.0005% p.a.	7 October 2026	7 October 2021	110	97
US$1,500 million subordinated notes	4.322% p.a. until but excluding 23 November 2026. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year USD mid-swap rate plus 2.236% p.a.	23 November 2031	23 November 2026	2,297	1,922
JPY12,000 million subordinated notes	0.87% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 0.78% p.a.	6 July 2027	6 July 2022	166	146
JPY13,500 million subordinated notes	0.868% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 0.778% p.a.	6 July 2027	6 July 2022	187	165
HKD600 million subordinated notes	3.15% p.a. until but excluding 14 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year HKD mid-swap rate plus 1.34% p.a.	14 July 2027	14 July 2022	114	102
A$350 million subordinated notes	4.334% p.a. until but excluding 16 August 2024. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap reference rate plus 1.83% p.a., each of which will be annualised.	16 August 2029	16 August 2024	349	347
A$185 million subordinated notes	Fixed 5.00% p.a.	24 January 2048	n/a	185	185
A$250 million subordinated notes	90 day bank bill rate + 1.40% p.a.	16 February 2028	16 February 2023	250	250
A$130 million subordinated notes	Fixed 5.00% p.a.	2 March 2048	n/a	130	130
A$725 million subordinated notes	90 day bank bill rate + 1.80% p.a.	22 June 2028	22 June 2023	724	722
US$1,000 million subordinated notes	Fixed 4.421% p.a.	24 July 2039	n/a	1,606	–
US$1,250 million subordinated notes	4.110% p.a. until but excluding 24 July 2029. Thereafter, if not redeemed a fixed rate per annum equal to the five-year USD treasury rate plus 2% p.a.	24 July 2034	24 July 2029	1,921	–
A$1,000 million subordinated notes	Floating 90 day bank bill rate + 1.98% p.a.	27 August 2029	27 August 2024	991	–
Total subordinated notes				11,981	7,822

1.           Excludes subordinated perpetual notes.

2.           Interest payments are made periodically as set out in the terms of the subordinated notes.

3.           Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for US$1,500 million subordinated notes and US$1,250 million subordinated notes), subject to APRA’s prior written approval.

4.           The subordinated notes were redeemed in full on the optional redemption date.

222	2019 Westpac Group Annual Report

Notes to the financial statements

Note 19. Loan capital (continued)

Common features of subordinated notes

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

2019 Westpac Group Annual Report	223

Notes to the financial statements

Note 20. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values are derived from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

The Group uses derivative financial instruments for meeting customers’ needs, our asset and liability risk management activities (ALM), and undertaking market making and positioning activities.

Trading derivatives

Derivatives which are used in our ALM activities but are not designated into a hedge accounting relationship are considered economic hedges, and are adjusted for cash earnings purposes due to the accounting mismatch between the fair value of the derivatives and the accounting treatment of the underlying exposure (refer to Note 2 for further details). These derivatives, along with derivatives used for meeting customers’ needs and undertaking market making and positioning activities, are measured at FVIS and are disclosed as trading derivatives.

Hedging derivatives

Hedging derivatives are those which are used in our ALM activities and have also been designated into one of three hedge accounting relationships: fair value hedge; cash flow hedge; or hedge of a net investment in a foreign operation. These derivatives are measured at fair value. These hedge designations and the associated accounting treatment are detailed below.

For more details regarding the Group’s asset and liability risk management activities, refer to Note 21.

Fair value hedges

Fair value hedges are used to hedge the exposure to changes in the fair value of an asset or liability.

Changes in the fair value of derivatives and the hedged asset or liability in fair value hedges are recognised in interest income. The carrying value of the hedged asset or liability is adjusted for the changes in fair value related to the hedged risk.

If a hedge is discontinued, any fair value adjustments to the carrying value of the asset or liability are amortised to net interest income over the period to maturity. If the asset or liability is sold, any unamortised adjustment is immediately recognised in net interest income.

Cash flow hedges

Cash flow hedges are used to hedge the exposure to variability of cash flows attributable to an asset, liability or future forecast transaction.

For effective hedges, changes in the fair value of derivatives are recognised in the cash flow hedge reserve through other comprehensive income and subsequently recognised in interest income when the cash flows attributable to the asset or liability that was hedged impact the income statement.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in interest income.

If a hedge is discontinued, any cumulative gain or loss remains in other comprehensive income. It is amortised to net interest income over the period which the asset or liability that was hedged also impacts the income statement.

If a hedge of a forecast transaction is no longer expected to occur, any cumulative gain or loss in other comprehensive income is immediately recognised in net interest income.

Net investment hedges

Net investment hedges are used to hedge foreign exchange risks arising from a net investment of a foreign operation.

For effective hedges, changes in the fair value of derivatives are recognised in the foreign currency translation reserve through other comprehensive income.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in non-interest income.

If a foreign operation is disposed of, any cumulative gain or loss in other comprehensive income is immediately recognised in non-interest income.

224	2019 Westpac Group Annual Report

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below:

Consolidated 2019	Trading		Hedging		Total derivatives carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	35	(36)	–	–	35	(36)
Swap agreements	38,383	(37,051)	4,073	(7,568)	42,456	(44,619)
Options	294	(303)	–	–	294	(303)
Total interest rate contracts	38,712	(37,390)	4,073	(7,568)	42,785	(44,958)
Foreign exchange contracts
Spot and forward contracts	6,857	(6,393)	181	(3)	7,038	(6,396)
Cross currency swap agreements (principal and interest)	8,934	(12,478)	2,172	(69)	11,106	(12,547)
Options	200	(111)	–	–	200	(111)
Total foreign exchange contracts	15,991	(18,982)	2,353	(72)	18,344	(19,054)
Credit default swaps
Credit protection purchased	–	(88)	–	–	–	(88)
Credit protection sold	83	–	–	–	83	–
Total credit default swaps	83	(88)	–	–	83	(88)
Commodity contracts	251	(187)	–	–	251	(187)
Equities	1	(1)	–	–	1	(1)
Total of gross derivatives	55,038	(56,648)	6,426	(7,640)	61,464	(64,288)
Impact of netting arrangements	(27,968)	28,703	(3,637)	6,489	(31,605)	35,192
Total of net derivatives	27,070	(27,945)	2,789	(1,151)	29,859	(29,096)

Consolidated 2018	Trading		Hedging		Total derivatives carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	11	(12)	–	–	11	(12)
Swap agreements	15,626	(15,580)	890	(5,301)	16,516	(20,881)
Options	165	(167)	–	–	165	(167)
Total interest rate contracts	15,802	(15,759)	890	(5,301)	16,692	(21,060)
Foreign exchange contracts
Spot and forward contracts	6,741	(6,418)	–	(32)	6,741	(6,450)
Cross currency swap agreements (principal and interest)	6,561	(9,019)	2,365	(182)	8,926	(9,201)
Options	120	(184)	–	–	120	(184)
Total foreign exchange contracts	13,422	(15,621)	2,365	(214)	15,787	(15,835)
Credit default swaps
Credit protection purchased	3	(101)	–	–	3	(101)
Credit protection sold	99	–	–	–	99	–
Total credit default swaps	102	(101)	–	–	102	(101)
Commodity contracts	246	(300)	–	–	246	(300)
Equities	1	–	–	–	1	–
Total of gross derivatives	29,573	(31,781)	3,255	(5,515)	32,828	(37,296)
Impact of netting arrangements	(8,222)	8,912	(505)	3,977	(8,727)	12,889
Total of net derivatives	21,351	(22,869)	2,750	(1,538)	24,101	(24,407)

1.                The fair value of futures contracts are settled daily with the exchange, and therefore have been excluded from this table.

2019 Westpac Group Annual Report	225

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Parent Entity 2019	Trading		Hedging		Total derivatives carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	35	(36)	–	–	35	(36)
Swap agreements	38,489	(37,438)	3,955	(7,018)	42,444	(44,456)
Options	294	(303)	–	–	294	(303)
Total interest rate contracts	38,818	(37,777)	3,955	(7,018)	42,773	(44,795)
Foreign exchange contracts
Spot and forward contracts	6,987	(6,389)	46	(3)	7,033	(6,392)
Cross currency swap agreements (principal and interest)	8,934	(12,479)	1,613	(6)	10,547	(12,485)
Options	200	(111)	–	–	200	(111)
Total foreign exchange contracts	16,121	(18,979)	1,659	(9)	17,780	(18,988)
Credit default swaps
Credit protection purchased	–	(88)	–	–	–	(88)
Credit protection sold	83	–	–	–	83	–
Total credit default swaps	83	(88)	–	–	83	(88)
Commodity contracts	251	(187)	–	–	251	(187)
Equities	1	(1)	–	–	1	(1)
Total of gross derivatives	55,274	(57,032)	5,614	(7,027)	60,888	(64,059)
Impact of netting arrangements	(27,968)	28,703	(3,637)	6,489	(31,605)	35,192
Total of net derivatives	27,306	(28,329)	1,977	(538)	29,283	(28,867)

Parent Entity 2018	Trading		Hedging		Total derivatives carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	11	(12)	–	–	11	(12)
Swap agreements	15,659	(15,751)	841	(5,012)	16,500	(20,763)
Options	165	(167)	–	–	165	(167)
Total interest rate contracts	15,835	(15,930)	841	(5,012)	16,676	(20,942)
Foreign exchange contracts
Spot and forward contracts	6,737	(6,417)	–	(31)	6,737	(6,448)
Cross currency swap agreements (principal and interest)	6,562	(9,019)	1,845	(124)	8,407	(9,143)
Options	120	(184)	–	–	120	(184)
Total foreign exchange contracts	13,419	(15,620)	1,845	(155)	15,264	(15,775)
Credit default swaps
Credit protection purchased	3	(101)	–	–	3	(101)
Credit protection sold	99	–	–	–	99	–
Total credit default swaps	102	(101)	–	–	102	(101)
Commodity contracts	246	(300)	–	–	246	(300)
Equities	1	–	–	–	1	–
Total of gross derivatives	29,603	(31,951)	2,686	(5,167)	32,289	(37,118)
Impact of netting arrangements	(8,222)	8,912	(505)	3,977	(8,727)	12,889
Total of net derivatives	21,381	(23,039)	2,181	(1,190)	23,562	(24,229)

1.                The fair value of futures contracts are settled daily with the exchange, and therefore have been excluded from this table.

226	2019 Westpac Group Annual Report

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Hedge accounting

The Group designates derivatives into hedge accounting relationships in order to manage the volatility in earnings and capital that would otherwise arise from interest rate risk and foreign exchange risk that may result from differences in the accounting treatment of derivatives and underlying exposures. These hedge accounting relationships and the risks they are used to hedge are described below.

The Group enters into one-to-one hedge relationships to manage specific exposures where the terms of the hedged item significantly match the terms of the hedging instrument. The Group also uses dynamic hedge accounting where the hedged items are part of a portfolio of assets and/or liabilities that frequently change. In this hedging strategy, the exposure being hedged and the hedging instruments may change frequently rather than there being a one-to-one hedge accounting relationship for a specific exposure.

Fair value hedges

Interest rate risk

The Group hedges its interest rate risk to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. Interest rate risk arising from fixed rate debt issuances and fixed rate bonds classified as investment securities at FVOCI is hedged with single currency fixed to floating interest rate derivatives. The Group also hedges its benchmark interest rate risk from fixed rate foreign currency denominated debt issuances using cross currency swaps. In applying fair value hedge accounting the Group primarily uses one-to-one hedge accounting to manage specific exposures.

The Group also uses a dynamic hedge accounting strategy for fair value portfolio hedge accounting of some fixed rate mortgages, primarily in New Zealand to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. These fixed rate mortgages are allocated to time buckets based on their expected repricing dates and the fixed-to-floating interest rate derivatives are designated accordingly to the capacity in the relevant time buckets.

The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, LIBOR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness generally arises from timing differences on repricing between the hedged item and the derivative. For the portfolio hedge accounting ineffectiveness also arises from prepayment risk (i.e. the difference between actual and expected prepayment of loans). In order to manage the ineffectiveness from early repayments and accommodate new originations the portfolio hedges are de-designated and redesignated periodically.

Cash flow hedges

Interest rate risk

The Group’s exposure to the volatility of interest cash flows from customer deposits and loans is hedged with interest rate derivatives using a dynamic hedge accounting strategy called macro cash flow hedges. Customer deposits and loans are allocated to time buckets based on their expected repricing dates. The interest rate derivatives are designated accordingly to the gross asset or gross liability positions for the relevant time buckets. The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, LIBOR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness arises from timing differences on repricing between the hedged item and the interest rate derivative. Ineffectiveness also arises if the notional values of the interest rate derivatives exceed the capacity for the relevant time buckets. The hedge accounting relationship is reviewed on a monthly basis and the hedging relationships are de-designated and redesignated if necessary.

Foreign exchange risk

The Group’s exposure to foreign currency principal and credit margin cash flows from fixed rate foreign currency debt issuances is hedged through the use of cross currency derivatives in a one-to-one hedging relationship to manage the changes between the foreign currency and AUD. In addition, for floating rate foreign currency debt issuances, the Group hedges from foreign floating to primarily AUD or NZD floating interest rates. These exposures represent the most significant components of fair value. Ineffectiveness may arise from basis risk or timing differences on repricing between the hedged item and the cross currency derivative.

2019 Westpac Group Annual Report	227

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Net investment hedges

Foreign exchange risk

Structural foreign exchange risk results from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore capital is subject to change that could introduce significant variability to the Bank’s reported financial results and capital ratios.

The Group uses foreign exchange forward contracts when hedging the currency translation risk arising from net investments in foreign operations. The Group currently applies hedge accounting to its net investment in New Zealand operations which is the most material offshore operation and therefore the hedged risk is the movement of the NZD against the AUD. Ineffectiveness only arises if the notional values of the foreign exchange forward contracts exceed the net investment in New Zealand operations.

Economic hedges

As part of the Group’s ALM activities, economic hedges are entered into to hedge New Zealand future earnings and long term funding transactions. These hedges do not qualify for hedge accounting and the impact on profit and loss of these hedges is treated as a cash earnings adjustment. This is due to the accounting mismatch between the fair value accounting of the derivatives used in the economic hedges when compared to the recognition of the New Zealand future earnings as they are earned and the amortised cost accounting of the borrowing respectively. Refer to Note 2 for further details.

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

Consolidated 2019				Notional amounts
				Over
			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,322	61,707	48,271	126,300	2,548	(5,672)
	Cross currency swap	Interest rate risk	5,632	12,870	1,708	20,210	584	(69)
Cash flow hedges	Cross currency swap	Foreign exchange risk	5,632	15,386	1,708	22,726	1,588	–
Net investment hedges	Forward contracts	Foreign exchange risk	8,152	–	–	8,152	181	(3)
Total one-to-one hedge relationships			35,738	89,963	51,687	177,388	4,901	(5,744)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	18,813	–	(194)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	176,828	1,525	(1,702)
Total macro hedge relationships			n/a	n/a	n/a	195,641	1,525	(1,896)
Total of gross hedging derivatives			n/a	n/a	n/a	373,029	6,426	(7,640)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,637)	6,489
Total of net hedging derivatives			n/a	n/a	n/a	n/a	2,789	(1,151)

Parent 2019				Notional amounts
				Over 1
			Within	year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	14,323	59,842	47,881	122,046	2,535	(5,475)
	Cross currency swap	Interest rate risk	4,473	7,185	1,384	13,042	441	–
Cash flow hedges	Cross currency swap	Foreign exchange risk	4,473	7,185	1,384	13,042	1,172	(6)
Net investment hedges	Forward contracts	Foreign exchange risk	2,315	–	–	2,315	46	(3)
Total one-to-one hedge relationships			25,584	74,212	50,649	150,445	4,194	(5,484)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	–	–	–
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	166,978	1,420	(1,543)
Total macro hedge relationships			n/a	n/a	n/a	166,978	1,420	(1,543)
Total of gross hedging derivatives			n/a	n/a	n/a	317,423	5,614	(7,027)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,637)	6,489
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,977	(538)

228	2019 Westpac Group Annual Report

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

The following tables show the weighted average exchange rate related to significant hedging instruments in one-to- one hedge relationships.

Consolidated 2019 $m	Hedging instrument	Hedged risk	Currency/ Currency pair	Weighted average rate
Cash flow hedges	Cross currency swap	Foreign exchange risk	EUR:AUD	0.6929
			EUR:NZD	0.6079
			HKD:NZD	4.9670
Net investment hedges	Forward contracts	Foreign exchange risk	NZD:AUD	1.0545

Parent Entity 2019 $m	Hedging instrument	Hedged risk	Currency/ Currency pair	Weighted average rate
Cash flow hedges	Cross currency swap	Foreign exchange risk	EUR:AUD	0.6929
			JPY:AUD	81.4507
			CNH:AUD	4.9328
Net investment hedges	Forward contracts	Foreign exchange risk	NZD:AUD	1.0546

Impact of hedge accounting on the balance sheet and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated hedge accounting adjustments.

Consolidated 2019 $m	Carrying amount of hedged item	Accumulated fair value hedge adjustment included in carrying amount
Interest rate risk
Investment securities	53,273	2,815
Loans	19,235	133
Debt issues and loan capital	(100,909)	(2,818)

Parent Entity 2019 $m	Carrying amount of hedged item	Accumulated fair value hedge adjustment included in carrying amount
Interest rate risk
Investment securities	49,132	2,704
Loans	421	5
Debt issues and loan capital	(93,296)	(2,661)

There were no accumulated fair value hedge adjustments included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

Consolidated 2019 $m	Interest rate risk	Foreign exchange risk	Total
Cash flow hedge reserve
Balance at beginning of the year	(87)	(89)	(176)
Net gains/(losses) from changes in fair value	(158)	(45)	(203)
Transferred to interest income	146	51	197
Balance at end of year	(99)	(83)	(182)

Parent Entity 2019 $m	Interest rate risk	Foreign exchange risk	Total
Cash flow hedge reserve
Balance at beginning of the year	(42)	(57)	(99)
Net gains/(losses) from changes in fair value	(130)	9	(121)
Transferred to interest income	102	26	128
Balance at end of year	(70)	(22)	(92)

There were no balances remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied.

As disclosed in Note 28, the net losses from changes in the fair value of net investment hedges were $129 million for the Group and $52 million for the Parent Entity. Included in the foreign currency translation reserve is a loss of $210 million for the Group and $214 million for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

2019 Westpac Group Annual Report	229

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Hedge effectiveness

Hedge effectiveness is tested prospectively at inception and during the lifetime of hedge relationships. For-one- to one hedge relationships this testing uses a qualitative assessment of matched terms where the critical terms of the derivatives used as the hedging instrument match the terms of the hedged item. In addition, a quantitative effectiveness test is performed for all hedges which could include regression analysis, dollar offset and/or sensitivity analysis.

Retrospective testing is also performed to determine whether the hedge relationship remains highly effective so that hedge accounting can continue to be applied and also to determine any ineffectiveness. These tests are performed using regression analysis and the dollar offset method.

The following tables provide information regarding the determination of hedge effectiveness:

Consolidated 2019 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,532	(1,512)	20	n/a
	Cross currency swap	Interest rate risk	192	(190)	2	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(6)	12	6	n/a
	Cross currency swap	Foreign exchange risk	6	(6)	–	n/a
Net investment hedges	Forward contracts	Foreign exchange risk	(129)	129	n/a	–
Total			1,595	(1,567)	28	–

Parent Entity 2019 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,684	(1,664)	20	n/a
	Cross currency swap	Interest rate risk	56	(57)	(1)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(21)	28	7	n/a
	Cross currency swap	Foreign exchange risk	35	(35)	–	n/a
Net investment hedges	Forward contracts	Foreign exchange risk	(52)	52	n/a	–
Total			1,702	(1,676)	26	–

Comparative year information under prior AASB 7 disclosure requirements

Ineffectiveness of hedge relationships

Fair value hedges	2018
$m	Consolidated	Parent Entity
Change in fair value hedging instruments	(1,203)	(1,208)
Change in fair value hedge items attributed to hedged risk	1,192	1,197
Ineffectiveness in interest income	(11)	(11)

Cash flow hedges	2018
$m	Consolidated	Parent Entity
Cash flow hedge ineffectiveness	(7)	(11)

Net investment hedges

For both the Group and Parent Entity, there was no ineffectiveness for net investment hedges recognised in 2018.

Hedging instruments

Gross cash inflows and outflows on derivatives designated in cash flow hedges are, as a proportion of total gross cash flows, expected to occur in the following periods:

	Less than	1 month to	3 months	1 year to	2 years to	3 years to	4 years to	over
2018	1 month	3 months	to 1 year	2 years	3 years	4 years	5 years	5 years
Cash inflows	0.3%	2.1%	21.8%	23.8%	18.9%	19.1%	4.7%	9.3%
Cash outflows	0.5%	1.8%	22.4%	23.0%	19.5%	18.0%	4.9%	9.9%

230	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

Principal financial risks	Note name	Note number
Overview	Risk management frameworks	21.1

Credit risk	Credit risk ratings system	21.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	21.2.2
	Credit risk concentrations	21.2.3
	Credit quality of financial assets	21.2.4
	Non-performing loans and credit commitments	21.2.5
	Collateral held	21.2.6

Funding and liquidity risk	Liquidity modelling	21.3.1
The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Sources of funding	21.3.2
	Assets pledged as collateral	21.3.3
	Contractual maturity of financial liabilities	21.3.4
	Expected maturity	21.3.5

Market risk	Value-at-Risk (VaR)	21.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity price.	Traded market risk	21.4.2
	Non-traded market risk	21.4.3

21.1                        Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk and Compliance Committee (BRCC) responsibility to:

•                   review and recommend the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;

•                   review and monitor the risk profile and controls of the Group consistent with Westpac Group’s Risk Appetite Statement;

•                   approve frameworks, policies and processes for managing risk (consistent with the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement); and

•                   review and, where appropriate, approve risks beyond the approval discretion provided to management.

2019 Westpac Group Annual Report	231

Notes to the financial statements

Note 21. Financial risk (continued)

For each of its primary financial risks, the Group maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

Risk	Risk management framework and controls

Credit risk	•	The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.
•

The BRCC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.

	•	The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.
	•	All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.
	•	An annual review is performed of the Credit Risk Rating System by the BRCC and CREDCO.
•

Specific credit risk estimates (including probability of default (PD), loss given default (LGD) and exposure at default (EAD) levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a subcommittee of CREDCO) prior to approval under delegated authority from the Chief Risk Officer.

•

In determining the provision for expected credit losses, the macroeconomic variables and the probability weightings of the forward looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Group Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).

	•	Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.
	•	Credit manuals are established throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.
	•	Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).
•

The Related Entity Risk Management Framework and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

Funding and liquidity risk	•

Funding and liquidity risk is measured and managed in accordance with the policies and processes defined in the Board-approved Liquidity Risk Management Framework which is part of the Westpac Board-approved Risk Management Strategy.

•

Responsibility for managing Westpac’s liquidity and funding positions in accordance with Westpac’s Liquidity Risk Management Framework is delegated to Treasury, under the oversight of Group ALCO and Group Liquidity Risk.

•

Westpac’s Liquidity Risk Management Framework sets out Westpac’s funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac’s balance sheet.

•

Treasury undertakes an annual funding review that outlines Westpac’s balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.

•

Westpac monitors the composition and stability of its funding so that it remains within Westpac’s funding risk appetite. This includes compliance with both the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).

•

Westpac holds a portfolio of liquid assets for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac’s balance sheet under normal and stress conditions.

•

Treasury also maintains a contingent funding plan that outlines the steps that should be taken by Westpac in the event of an emerging ‘funding crisis’. The plan is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the Board.

	•	Daily liquidity risk reports are reviewed by Treasury and the Group’s Liquidity Risk teams. Liquidity reports are presented to ALCO monthly and to the BRCC quarterly.

232	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

Risk	Risk management framework and controls

Market risk	•	The Market Risk Framework describes the Group’s approach to managing traded and non-traded market risk.
	•	Traded market risk includes interest rate, foreign exchange, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate and credit spread risks.
•

Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

	•	The BRCC approves the risk appetite for traded and non-traded risks through the use of VaR, NaR and specific structural risk limits.
	•	Westpac Group Market Risk Committee (MARCO) has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for Asset and Liability Management (ALM) activities.
	•	Market risk limits are assigned to business management based upon the Bank’s risk appetite and business strategies in addition to the consideration of market liquidity and concentration.
	•	Market risk positions are managed by the trading desks and ALM unit consistent with their delegated authorities and the nature and scale of the market risks involved.
•

Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk unit, which monitors market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the MARCO, RISKCO and the BRCC.

•

Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements. A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. MARCO has ratified an approved escalation framework.

	•	The BRCC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.
•

Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Market Risk unit and reviewed by MARCO, RISKCO and BRCC.

21.2                     Credit Risk

21.2.1           Credit risk ratings system

The principal objective of the credit risk rating system is to reliably assess the credit risk to which the Group is exposed. The Group has two main approaches to this assessment.

Transaction-managed customers

Transaction managed customers are generally customers with business lending exposures. They are individually assigned a Customer Risk Grade (CRG), corresponding to their expected PD. Each facility is assigned an LGD. The Group’s risk rating system has a tiered scale of risk grades for both non-defaulted customers and defaulted customers. Non-defaulted CRGs are mapped to Moody’s and S&P Global Ratings (S&P) external senior ranking unsecured ratings.

The table below shows Westpac’s high level CRGs for transaction-managed portfolios mapped to the Group’s credit quality disclosure categories and to their corresponding external rating.

2019 Westpac Group Annual Report	233

Notes to the financial statements

Note 21. Financial risk (continued)

Transaction-managed
Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+

Westpac Rating
Weak	E	Watchlist
	F	Special Mention
Weak/default/non-performing	G	Substandard/Default
	H	Default

Program-managed portfolio

The program-managed portfolio generally includes retail products including mortgages, personal lending (including credit cards) as well as SME lending. These customers are grouped into pools of similar risk. Pools are created by analysing similar risk characteristics that have historically predicted that an account is likely to go into default. Customers grouped according to these predictive characteristics are assigned a PD and LGD relative to their pool. The credit quality of these pools is based on a combination of behavioural factors, delinquency trends, PD estimates and loan to valuation ratio (housing loans only).

21.2.2 Credit risk mitigation, collateral and other credit enhancements

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

Personal lending (including credit cards and overdrafts) is predominantly unsecured. Where security is taken, it is restricted to eligible motor vehicles, caravans, campers, motor homes and boats. Personal lending also includes margin lending which is secured primarily by shares or managed funds.

Loans – business[1]

Business loans may be secured, partially secured or unsecured. Security is typically taken by way of a mortgage over property and/or a general security agreement over business assets or other assets.

Other security such as guarantees, standby letters of credit or derivative protection may also be taken as collateral, if appropriate.

Trading securities, financial assets measured at FVIS and derivatives

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

1.                This includes collateral held in relation to associated credit commitments.

234	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

Management of risk mitigation

The Group mitigates credit risk through controls covering:

Collateral and valuation management

The estimated realisable value of collateral held in support of loans is based on a combination of:

•                   formal valuations currently held for such collateral; and

•                   management’s assessment of the estimated realisable value of all collateral held.

This analysis also takes into consideration any other relevant knowledge available to management at the time. Updated valuations are obtained when appropriate.

The Group revalues collateral related to financial markets positions on a daily basis and has formal processes in place to promptly call for collateral top-ups, if required. These processes include margining for non-centrally cleared customer derivatives as regulated by Australian Prudential Standard CPS226. The collateralisation arrangements are documented via the Credit Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreements and Global Master Repurchase Agreements (GMRA) for repurchase transactions.

In relation to financial markets positions, Westpac only recognises collateral which is:

•                   cash, primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), Canadian dollars (CAD), British pounds (GBP) or European Union euro (EUR);

•                   bonds issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under Australian Prudential Standard (APS) 112;

•                   securities issued by other sovereign governments and supranationals as approved by an authorised credit officer;

•                   protection bought via credit-linked notes (provided the proceeds are invested in cash or other eligible collateral).

Other credit enhancements

The Group only recognises guarantees, standby letters of credit, or credit derivative protection from the following entities (provided they are not related to the entity with which Westpac has a credit exposure):

•                   Sovereign;

•                   Australia and New Zealand public sector;

•                   ADIs and overseas banks with a minimum risk grade equivalent of A3 / A–; and

•                   Others with a minimum risk grade equivalent of A3 / A–.

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

Further details of offsetting are provided in Note 23.

Central clearing

The Group executes derivative transactions through central clearing counterparties. Central clearing counterparties mitigate risk through stringent membership requirements, the collection of margin against all trades placed, the default fund, and an explicitly defined order of priority of payments in the event of default.

2019 Westpac Group Annual Report	235

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.3           Credit risk concentrations

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

Maximum exposure to credit risk

The maximum exposure to credit risk (excluding collateral received) is represented by the carrying amount of on-balance sheet financial assets (which comprises cash and balances with central banks, collateral paid, trading securities and financial assets measured at FVIS, derivatives, available-for-sale securities/investment securities, loans; and other financial assets) and undrawn credit commitments.

The following tables set out the credit risk concentrations to which the Group and the Parent Entity are exposed for on-balance sheet financial assets and for undrawn credit commitments.

Life insurance assets are excluded as primarily the credit risk is passed on to the policyholder and backed by the policyholder liabilities.

The balances for trading securities and financial assets measured at FVIS and available-for-sale securities/ investment securities exclude equity securities as the primary financial risk is not credit risk.

The credit concentrations for each significant class of financial asset are:1

Trading securities and financial assets measured at FVIS (Note 10)

•              45% (2018: 41%) were issued by financial institutions for the Group; 44% (2018: 40%) for the Parent Entity.

•              51% (2018: 55%) were issued by government or semi-government authorities for the Group; 52% (2018: 56%) for the Parent Entity.

•              71% (2018: 73%) were held in Australia by the Group; 75% (2018: 76%) by the Parent Entity.

Available-for-sale securities / Investment securities (Note 11)

•              24% (2018: 27%) were issued by financial institutions for the Group; 25% (2018: 28%) for the Parent Entity.

•              75% (2018: 73%) were issued by government or semi-government authorities for the Group; 75% (2018: 72%) for the Parent Entity.

•              90% (2018: 89%) were held in Australia by the Group; 97% (2018: 96%) by the Parent Entity.

Loans (Note 12)	• Note 12 provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 20)	• 72% (2018: 79%) were issued by financial institutions for both the Group and Parent Entity. • 78% (2018: 84%) were held in Australia by the Group; 80% (2017: 86%) by the Parent Entity.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentation changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

236	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

		2019			2018[1]
		Undrawn			Undrawn
	Total on	credit		Total on	credit
Consolidated	balance	commit-		balance	commit-
$m	sheet	ments	Total	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	8,061	1,070	9,131	8,316	1,404	9,720
Agriculture, forestry and fishing	9,250	2,014	11,264	8,662	2,035	10,697
Construction	7,229	3,340	10,569	6,764	3,324	10,088
Finance and insurance	73,052	7,316	80,368	68,002	7,781	75,783
Government, administration and defence	63,582	1,766	65,348	50,757	728	51,485
Manufacturing	10,504	5,850	16,354	9,979	5,738	15,717
Mining	3,325	3,802	7,127	3,641	3,079	6,720
Property	45,467	10,119	55,586	45,871	12,309	58,180
Property services and business services	14,191	5,898	20,089	13,577	5,596	19,173
Services	12,340	6,523	18,863	12,312	5,700	18,012
Trade	16,593	7,677	24,270	16,866	7,951	24,817
Transport and storage	9,529	5,114	14,643	9,599	4,958	14,557
Utilities	5,567	4,487	10,054	5,291	3,471	8,762
Retail lending	467,206	84,057	551,263	464,329	86,421	550,750
Other	6,668	2,740	9,408	7,924	1,597	9,521
Total Australia	752,564	151,773	904,337	731,890	152,092	883,982
New Zealand
Accommodation, cafes and restaurants	356	36	392	324	39	363
Agriculture, forestry and fishing	8,631	607	9,238	8,205	684	8,889
Construction	503	350	853	505	429	934
Finance and insurance	11,685	1,507	13,192	8,368	1,437	9,805
Government, administration and defence	6,667	856	7,523	4,867	691	5,558
Manufacturing	2,079	1,758	3,837	2,312	1,577	3,889
Mining	289	29	318	213	101	314
Property	6,977	1,120	8,097	6,252	1,035	7,287
Property services and business services	1,300	557	1,857	1,110	512	1,622
Services	2,023	577	2,600	1,762	613	2,375
Trade	2,441	1,259	3,700	2,573	1,023	3,596
Transport and storage	1,209	755	1,964	1,105	791	1,896
Utilities	1,938	1,447	3,385	1,418	1,564	2,982
Retail lending	49,542	12,056	61,598	46,700	12,114	58,814
Other	151	161	312	14	245	259
Total New Zealand	95,791	23,075	118,866	85,728	22,855	108,583
Other overseas
Accommodation, cafes and restaurants	109	11	120	112	12	124
Agriculture, forestry and fishing	150	3	153	19	1	20
Construction	55	127	182	71	121	192
Finance and insurance	17,712	3,093	20,805	23,739	3,454	27,193
Government, administration and defence	5,646	23	5,669	4,252	50	4,302
Manufacturing	3,830	5,329	9,159	3,372	4,849	8,221
Mining	500	1,872	2,372	354	1,793	2,147
Property	493	29	522	468	57	525
Property services and business services	1,766	863	2,629	1,758	733	2,491
Services	244	637	881	207	448	655
Trade	2,318	2,859	5,177	2,323	3,330	5,653
Transport and storage	999	652	1,651	1,235	222	1,457
Utilities	1,088	931	2,019	765	329	1,094
Retail lending	864	37	901	684	45	729
Other	171	26	197	318	6	324
Total other overseas	35,945	16,492	52,437	39,677	15,450	55,127
Total gross credit risk	884,300	191,340	1,075,640	857,295	190,397	1,047,692

1.           Comparatives have been restated for consistency.

2019 Westpac Group Annual Report	237

Notes to the financial statements

Note 21. Financial risk (continued)

		2019			2018[1]
		Undrawn			Undrawn
	Total on	credit		Total on	credit
Parent Entity	balance	commit-		balance	commit-
$m	sheet	ments	Total	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	7,989	1,070	9,059	8,247	1,404	9,651
Agriculture, forestry and fishing	9,191	2,014	11,205	8,604	2,035	10,639
Construction	6,853	3,340	10,193	6,260	3,324	9,584
Finance and insurance	158,418	7,316	165,734	156,489	7,781	164,270
Government, administration and defence	63,599	1,766	65,365	50,745	728	51,473
Manufacturing	10,322	5,850	16,172	9,754	5,738	15,492
Mining	3,304	3,802	7,106	3,609	3,078	6,687
Property	45,405	10,119	55,524	45,869	12,309	58,178
Property services and business services	13,348	5,898	19,246	12,533	5,595	18,128
Services	12,094	6,523	18,617	12,044	5,700	17,744
Trade	16,408	7,677	24,085	16,655	7,949	24,604
Transport and storage	9,221	5,114	14,335	9,202	4,957	14,159
Utilities	5,542	4,487	10,029	5,265	3,471	8,736
Retail lending	466,188	84,057	550,245	463,280	86,421	549,701
Other	5,684	2,740	8,424	6,499	1,574	8,073
Total Australia	833,566	151,773	985,339	815,055	152,064	967,119
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-
Agriculture, forestry and fishing	67	7	74	52	7	59
Construction	17	16	33	7	22	29
Finance and insurance	10,938	116	11,054	8,103	50	8,153
Government, administration and defence	2,196	8	2,204	1,039	29	1,068
Manufacturing	259	69	328	209	97	306
Mining	11	-	11	7	1	8
Property	117	3	120	52	8	60
Property services and business services	123	18	141	43	31	74
Services	46	1	47	25	44	69
Trade	392	170	562	324	234	558
Transport and storage	76	64	140	77	87	164
Utilities	507	73	580	374	146	520
Retail lending	-	13	13	1	19	20
Other	37	1	38	1	1	2
Total New Zealand	14,786	559	15,345	10,314	776	11,090
Other overseas
Accommodation, cafes and restaurants	67	10	77	70	12	82
Agriculture, forestry and fishing	130	1	131	4	1	5
Construction	47	125	172	59	113	172
Finance and insurance	60,388	3,067	63,455	63,043	3,442	66,485
Government, administration and defence	4,815	23	4,838	3,475	50	3,525
Manufacturing	3,822	5,269	9,091	3,367	4,741	8,108
Mining	497	1,869	2,366	355	1,791	2,146
Property	227	13	240	235	31	266
Property services and business services	1,683	862	2,545	1,668	730	2,398
Services	216	634	850	188	445	633
Trade	2,140	2,688	4,828	2,137	3,216	5,353
Transport and storage	888	643	1,531	1,129	214	1,343
Utilities	1,038	905	1,943	763	329	1,092
Retail lending	588	32	620	277	40	317
Other	133	14	147	238	4	242
Total other overseas	76,679	16,155	92,834	77,008	15,159	92,167
Total gross credit risk	925,031	168,487	1,093,518	902,377	167,999	1,070,376

1.           Comparatives have been restated for consistency.

238	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.4 Credit quality of financial assets

Credit quality disclosures (AASB 9)

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements of AASB 9 apply. The credit quality is determined by reference to the credit risk ratings system (refer Note 21.2.1) and expectations of future economic conditions under multiple scenarios:

		Consolidated 2019				Parent Entity 2019
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	382,119	743	–	382,862	361,727	536	–	362,263
Good/Satisfactory	84,071	11,326	–	95,397	58,599	10,623	–	69,222
Weak	4,201	10,715	4,367	19,283	3,735	10,244	4,076	18,055
Total loans - housing	470,391	22,784	4,367	497,542	424,061	21,403	4,076	449,540
Loans - personal
Strong	5,694	2	–	5,696	5,106	1	–	5,107
Good/Satisfactory	14,538	955	–	15,493	13,381	931	–	14,312
Weak	573	831	380	1,784	427	680	334	1,441
Total loans - personal	20,805	1,788	380	22,973	18,914	1,612	334	20,860
Loans - business[2]
Strong	75,758	232	–	75,990	64,041	123	–	64,164
Good/Satisfactory	109,541	4,581	–	114,122	90,937	3,455	–	94,392
Weak	439	5,342	1,970	7,751	362	3,997	1,724	6,083
Total loans - business	185,738	10,155	1,970	197,863	155,340	7,575	1,724	164,639
Debt securities
Strong	72,813	–	–	72,813	68,309	–	–	68,309
Good/Satisfactory	463	–	–	463	23	–	–	23
Weak	–	–	–	–	–	–	–	–
Total debt securities[3]	73,276	–	–	73,276	68,332	–	–	68,332
All other financial assets
Strong	30,623	–	–	30,623	162,339	–	–	162,339
Good/Satisfactory	685	–	–	685	496	–	–	496
Weak	48	–	–	48	41	–	–	41
Total all other financial assets	31,356	–	–	31,356	162,876	–	–	162,876
Undrawn credit commitments
Strong	148,525	328	–	148,853	132,776	317	–	133,093
Good/Satisfactory	39,782	1,294	–	41,076	33,097	1,122	–	34,219
Weak	142	1,135	134	1,411	123	937	115	1,175
Total undrawn credit commitments	188,449	2,757	134	191,340	165,996	2,376	115	168,487

Total strong	715,532	1,305	–	716,837	794,298	977	–	795,275
Total good/satisfactory	249,080	18,156	–	267,236	196,533	16,131	–	212,664
Total weak	5,403	18,023	6,851	30,277	4,688	15,858	6,249	26,795
Total on and off balance sheet	970,015	37,484	6,851	1,014,350	995,519	32,966	6,249	1,034,734

Details of collateral held in support of these balances are provided in Note 21.2.6.

1.           This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised costs or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

2.           Included in strong is $131 million of exposure (Parent $131 million) that is covered by a highly rated guarantee, which if it were not considered, the exposure would be classified as weak.

3.           Debt securities include $829 million at amortised cost for the Group and $27 million for the Parent Entity. $366 million of these are classified as strong for the Group and $4 million for the Parent Entity, and the rest are classified as good/satisfactory.

2019 Westpac Group Annual Report	239

Notes to the financial statements

Note 21. Financial risk1 (continued)

Credit quality disclosures (AASB 139)

The tables below segregate the financial assets of the Group and Parent Entity between financial assets that are neither past due nor impaired, past due but not impaired and impaired. The credit quality of financial assets that are neither past due nor impaired is determined by reference to the credit risk ratings system (refer to Note 21.2.1). as these tables do not reflect the adoption of AASB 9 they are not directly comparable to the credit quality tables above.

	Neither past due nor impaired
Consolidated 2018 $m	Strong[2]	Good/ Satisfactory	Weak[2]	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks[3]	26,555	233	–	26,788	–	–	26,788	–	26,788
Collateral paid	4,787	–	–	4,787	–	–	4,787	–	4,787
Trading securities and financial assets measured at FVIS[4]	22,718	145	–	22,863	–	–	22,863	–	22,863
Derivative financial instruments	23,692	406	3	24,101	–	–	24,101	–	24,101
Available-for-sale securities[4]	60,229	506	–	60,735	–	–	60,735	–	60,735
Loans:
Loans - housing and personal	379,383	114,627	4,365	498,375	16,162	687	515,224	(1,303)	513,921
Loans - business[5]	75,331	112,446	4,481	192,258	4,293	729	197,280	(1,511)	195,769
Other financial assets	5,025	434	18	5,477	37	3	5,517	–	5,517
Total[6]	597,720	228,797	8,867	835,384	20,492	1,419	857,295	(2,814)	854,481

	Neither past due nor impaired
Parent Entity 2018 $m	Strong[2]	Good/ Satisfactory	Weak[2]	Total	Past due but not impaired	Impaired	Total	Impairment provision	Total carrying value
Cash and balances with central banks[3]	24,850	126	–	24,976	–	–	24,976	–	24,976
Collateral paid	4,722	–	–	4,722	–	–	4,722	–	4,722
Trading securities and financial assets measured at FVIS[4]	21,199	145	–	21,344	–	–	21,344	–	21,344
Derivative financial instruments	23,155	404	3	23,562	–	–	23,562	–	23,562
Available-for-sale securities[4]	56,443	3	–	56,446	–	–	56,446	–	56,446
Loans:
Loans - housing and personal	359,843	87,667	4,050	451,560	15,044	572	467,176	(1,125)	466,051
Loans - business[5]	61,918	95,649	3,412	160,979	3,838	582	165,399	(1,282)	164,117
Due from subsidairies[7]	134,086	–	–	134,086	–	–	134,086	–	134,086
Other financial assets	4,282	334	15	4,631	33	2	4,666	–	4,666
Total[6]	690,498	184,328	7,480	882,306	18,915	1,156	902,377	(2,407)	899,970

Details of collateral held in support of these balances are provided in Note 21.2.6.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Comparatives have been restated. Refer to Note 1 for further detail.

2.           Included in strong is $146 million of exposure for both the Group and the Parent Entity that is covered by a highly rated guarantee, which if it were not considered, the exposure would be classified as weak.

3.           In prior years, cash and balances with central banks were not disclosed. These balances have now been included.

4.           Exclude equity securities.

5.           Loans - business classified as strong was restated from $90,408 million to $75,331 million for the Group, and from $76,995 million to $61,918 million for the Parent Entity. In addition, balances classified under good/satisfactory were reclassified from $97,369 million to $112,446 million for the Group, and from $80,572 million to $95,649 million for the Parent Entity.

6.           Total amount disclosed as ‘strong’ was restated from $586,393 million to $597,720 million for the Group, and from $687,386 million to $690,498 million for the Parent Entity. Total amount disclosed as good/satisfactory was restated from $213,693 million to $228,797 million for the Group, and from $210,856 million to $184,328 million.

7.           Due from subsidiaries excludes $6,511 million of long-term debt instruments with equity like characteristics which are part of the total investment in subsidiaries.

240	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.5 Non-performing loans and credit commitments

The loans and credit commitments balance in stage 3 (non-performing) is represented by those loans and credit commitments which are in default. A default occurs when Westpac considered that the customer is unlikely to repay its credit obligations in full, irrespective of recourse by the Group to actions such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition of default is aligned to the APRA regulatory definition of default. These can be disaggregated into impaired loans and credit commitments (which is where the customer is unlikely to pay its credit obligations in full including restructured loans) and items 90 days past due, or otherwise in default but not impaired.

Impaired loans and credit commitments include:

•     housing and business loans with insufficient security to cover the principal and interest payments owing (aligned to an impaired internal credit risk grade);

•     personal loans which are greater than 90 days past due; and

•     restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

Items 90 days past due, or otherwise in default but not impaired include:

•     currently 90 days or more past due but well secured1;

•     assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

•     other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

The determination of the provision for expected credit losses is one of the Group’s critical accounting assumptions and estimates. Details of this and the Group’s accounting policy for the provision for expected credit losses are discussed in Notes 6 and 13, along with the total provision for expected credit losses on loans and credit commitments and the total for those loans that are considered non-performing (i.e. stage 3).

1.           The estimated net realisable value of security to which the Group has recourse is sufficient to cover all principal and interest as at 30 September.

2019 Westpac Group Annual Report	241

Notes to the financial statements

Note 21. Financial risk (continued)

The gross amount of non-performing loans and credit commitments, along with the provision for expected credit losses/provision for impairment charges, by type and geography of impaired loans at 30 September, is summarised in the following table:

Consolidated
$m	2019	2018	2017	2016	2015
Impaired exposures
Australia
Housing and business loans
Gross amount	1,215	882	975	1,589	1,220
Provision	(491)	(422)	(460)	(769)	(572)
Net	724	460	515	820	648
Personal loans greater than 90 days past due
Gross amount	384	358	362	267	252
Provision	(233)	(179)	(187)	(159)	(164)
Net	151	179	175	108	88
Restructured loans
Gross amount	16	9	12	13	22
Provision	(6)	(1)	(7)	(11)	(12)
Net	10	8	5	2	10
New Zealand
Housing and business loans
Gross amount	62	124	152	218	348
Provision	(26)	(30)	(41)	(95)	(104)
Net	36	94	111	123	244
Personal loans greater than 90 days past due
Gross amount	20	12	11	10	10
Provision	(15)	(9)	(8)	(7)	(7)
Net	5	3	3	3	3
Restructured loans
Gross amount	12	14	15	16	17
Provision	(3)	(4)	(5)	(4)	(4)
Net	9	10	10	12	13
Other overseas
Housing and business loans
Gross amount	50	13	15	44	25
Provision	(17)	(6)	(6)	(21)	(13)
Net	33	7	9	23	12
Personal loans greater than 90 days past due
Gross amount	1	1	–	–	1
Provison	–	(1)	–	–	(1)
Net	1	–	–	–	–
Restructured loans
Gross amount	3	3	–	2	–
Provison	(1)	(1)	–	(1)	–
Net	2	2	–	1	–
Total impaired loans
Gross amount	1,763	1,416	1,542	2,159	1,895
Provision	(792)	(653)	(714)	(1,067)	(877)
Total net impaired assets	971	763	828	1,092	1,018
Items 90 days past due, or otherwise in default but not impaired
Australia
Gross amount	4,684	3,861	3,322	3,075	2,149
Provison[1]	(521)	(193)	(165)	(137)	(110)
Net	4,163	3,668	3,157	2,938	2,039
New Zealand
Gross amount	340	127	117	89	130
Provison[1]	(33)	(10)	(9)	(7)	(10)
Net	307	117	108	82	120
Overseas
Gross amount	64	29	19	17	13
Provison[1]	(9)	(2)	(2)	(1)	(1)
Net	55	27	17	16	12
Total Items 90 days past due, or otherwise in default but not impaired
Gross amount	5,088	4,017	3,458	3,181	2,292
Provison[1]	(563)	(205)	(176)	(145)	(121)
Total net items 90 days past due, or otherwise in default but not impaired	4,525	3,812	3,282	3,036	2,171
Total non-performing loans and credit commitments
Gross amount	6,851	5,433	5,000	5,340	4,187
Provison	(1,355)	(858)	(890)	(1,212)	(998)
Total net non-performing loans and credit commitments	5,496	4,575	4,110	4,128	3,189

1.           In prior periods only gross amounts were disclosed. Provision information has now been included for all reporting years.

242	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

The following table summarises the interest received and forgone on impaired loans:

Consolidated 2019
$m	Australia	Overseas	Total
Interest received	4	6	10
Interest forgone	32	-	32

21.2.6           Collateral held

Loans

The Group analyses the coverage of the loan portfolio which is secured by the collateral that it holds. Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

The Group and the Parent Entity’s loan portfolio have the following coverage from collateral held based on the requirements of AASB 9:

Performing loans

	2019
Consolidated	Housing	Personal	Business
%	Loans[1]	Loans	Loans	Total
Fully secured	100.0	7.9	59.6	85.9
Partially secured	-	29.9	19.3	6.3
Unsecured	-	62.2	21.1	7.8
Total	100.0	100.0	100.0	100.0

	2019
Parent Entity	Housing	Personal	Business
%	Loans[1]	Loans	Loans	Total
Fully secured	100.0	8.6	60.1	86.7
Partially secured	-	31.1	18.2	5.7
Unsecured	-	60.3	21.7	7.6
Total	100.0	100.0	100.0	100.0

Non-performing loans

	2019
Consolidated	Housing	Personal	Business
%	Loans[1]	Loans	Loans	Total
Fully secured	90.3	-	49.5	73.3
Partially secured	9.7	38.2	29.2	17.0
Unsecured	-	61.8	21.3	9.7
Total	100.0	100.0	100.0	100.0

	2019
Parent Entity	Housing	Personal	Business
%	Loans[1]	Loans	Loans	Total
Fully secured	90.1	-	54.0	75.1
Partially secured	9.9	34.1	27.4	16.1
Unsecured	-	65.9	18.6	8.8
Total	100.0	100.0	100.0	100.0

Details of the carrying value and associated provisions for ECL are disclosed in Notes 12 and 13 respectively. The credit quality of loans is disclosed in Note 21.2.4.

1.           For the purposes of collateral classification, housing loans are classified as fully secured unless they are non-performing in which case may be classified as partially secured.

2019 Westpac Group Annual Report	243

Notes to the financial statements

Note 21. Financial risk (continued)

As the comparatives have not been restated for the adoption of AASB 9, the Group and the Parent Entity’s loan portfolio have the following coverage from collateral held based on the requirements of AASB 139 for prior years. Once AASB 9 has been effective for the comparative year end, these tables will no longer be presented.

Neither past due nor impaired

	2018
	Loans -
	Housing
Consolidated	and	Loans-
%	personal	Business	Total
Fully secured	97.5	55.8	85.9
Partially secured	0.6	22.9	6.8
Unsecured	1.9	21.3	7.3
Total	100.0	100.0	100.0

	2018
	Loans -
	Housing
Parent Entity	and	Loans-
%	personal	Business	Total
Fully secured	98.1	57.8	87.5
Partially secured	0.3	20.4	5.6
Unsecured	1.6	21.8	6.9
Total	100.0	100.0	100.0

Past due but not impaired

	2018
	Loans -
	Housing
Consolidated	and	Loans-
%	personal	Business	Total
Fully secured	94.6	52.8	85.8
Partially secured	2.0	28.2	7.5
Unsecured	3.4	19.0	6.7
Total	100.0	100.0	100.0

	2018
	Loans -
	Housing
Parent Entity	and	Loans-
%	personal	Business	Total
Fully secured	95.7	54.7	87.3
Partially secured	1.5	25.0	6.3
Unsecured	2.8	20.3	6.4
Total	100.0	100.0	100.0

Impaired

	2018
	Loans -
	Housing
Consolidated	and	Loans-
%	personal	Business	Total
Fully secured	72.8	32.0	51.8
Partially secured	10.0	11.5	10.8
Unsecured	17.2	56.5	37.4
Total	100.0	100.0	100.0

	2018
	Loans -
	Housing
Parent Entity	and	Loans-
%	personal	Business	Total
Fully secured	76.4	28.5	52.2
Partially secured	6.5	13.1	9.8
Unsecured	17.1	58.4	38.0
Total	100.0	100.0	100.0

244	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Cash, primarily for derivatives	3,289	2,187	2,851	1,751
Securities under reverse repurchase agreements[1]	6,836	1,404	6,733	1,404
Securities under derivatives and stock borrowing[1]	119	28	119	28
Total other collateral held	10,244	3,619	9,703	3,183

21.3                     Funding and liquidity risk

21.3.1           Liquidity modelling

In managing funding and liquidity for Westpac, Treasury utilises balance sheet forecasts and the maturity profile of Westpac’s wholesale funding portfolio to project liquidity outcomes. Local liquidity limits are also used by Westpac in applicable geographies to ensure liquidity is managed efficiently and prudently.

In addition, Westpac conducts regular stress testing to assess Westpac’s ability to meet cash flow obligations under a range of market conditions and scenarios. These scenarios inform liquidity limits and strategic planning.

21.3.2           Sources of funding

Sources of funding are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

•              deposits;

•              debt issues;

•              proceeds from sale of marketable securities;

•              repurchase agreements with central banks;

•              principal repayments on loans;

•              interest income; and

•              fee income.

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

Liquid assets that qualify as eligible collateral for repurchase agreements with a central bank (including internal securitisation) increased by $16.2 billion to $169.9 billion over the last 12 months.

A summary of the Group’s liquid asset holdings is as follows2:

	2019		2018
$m	Actual	Average	Actual	Average
Cash	18,398	19,189	25,476	21,912
Trading securities and financial assets measured at FVIS	18,867	17,184	11,235	10,051
Available-for-sale securities	–	-	60,667	62,892
Investment securities	73,328	66,701	-	-
Loans[3]	58,933	52,498	55,500	55,336
Other financial assets	345	723	816	745
Total liquid assets	169,871	156,295	153,694	150,936

1.           Securities received as collateral are not recognised on the Group and Parent Entity’s balance sheet.

2.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

3.           Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

2019 Westpac Group Annual Report	245

Notes to the financial statements

Note 21. Financial risk (continued)

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2019	2018
Customer deposits	62.5	63.1
Wholesale term funding with residual maturity greater than 12 months	16.6	15.7
Wholesale funding with a residual maturity less than 12 months	12.1	12.4
Securitisation	1.0	0.9
Equity	7.8	7.9
Group’s total funding	100.0	100.0

Movements in the Group’s funding composition in 2019 included:

•              Customer deposits decreased by 57 basis points to 62.5% of the Group’s total funding at 30 September 2019. Customer deposits increased by $6.8 billion over the year, however this was lower than growth in other forms funding, mainly long-term wholesale funding;

•              Long term funding with a residual maturity greater than 12 months increased 98 basis points or $11 billion to 16.6%. The increase mainly reflects changes in interest rates and FX, in particular a lower Australian dollar, which increases the value of the Group’s offshore funding. Funding from securitisation was little changed at 1.0% of total funding, reflecting the issuance of a A$2.8 billion RMBS transaction in February 2019;

•              Wholesale funding with a residual maturity less than 12 months decreased by 38 basis points to 12.1%. The Group’s short term funding portfolio (including long term to short term scroll) of $101.2 billion had a weighted average maturity of 135 days and is more than covered by the $169.9 billion of unencumbered repo-eligible liquid assets and cash held by the Group; and

•              Funding from equity was little changed at 7.8% of total funding.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, investors, currencies, maturities and products is an important part of managing liquidity risk. Westpac’s funding infrastructure supports its ability to meet changing and diverse investor demands. In 2019, the Group raised $33.5 billion of long term wholesale funding. The majority of new issuance came in the form of senior unsecured and covered bond format, in core currencies of AUD, USD, EUR and NZD. The Group also continued to benefit from its position as the only major Australian bank with an active Auto ABS capability and the only Australian bank with access to the US SEC registered market, raising funds in both these markets during the year.

New long term wholesale funding also included $4.2 billion of Tier 2 capital securities, as the Group made good progress towards the Total Loss Absorbing Capital (TLAC) requirements announced by APRA in July 2019. The Group also issued $1.4 billion in Basel III compliant Additional Tier 1 securities (refer to Note 19).

Borrowings and outstanding issuances from existing debt programs at 30 September 2019 can be found in Notes 16 to 19.

Credit ratings

As at 30 September 2019 the Parent Entity’s credit ratings were:

2019	Short-term	Long-term	Outlook
S&P Global Ratings	A-1+	AA-	Stable
Moody’s Investors Service	P-1	Aa3	Stable
Fitch Ratings	F1+	AA-	Negative

If Westpac’s credit ratings were to be lowered from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than currently paid on our wholesale borrowings.

246	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

21.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 24, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Cash	5,912	4,754	5,755	4,690
Cash deposit on stock borrowed	18	14	18	14
Securities (including certificates of deposit)	1,932	1,544	1,932	1,544
Securities pledged under repurchase agreements	13,754	12,492	13,754	12,492
Total amount pledged to secure liabilities	21,616	18,804	21,459	18,740

21.3.4     Contractual maturity of financial liabilities1

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

Derivatives held for trading and certain liabilities classified in “Other financial liabilities” which are measured at fair value through income statement” are not managed for liquidity purposes on the basis of their contractual maturity, and accordingly these liabilities are presented in the up to 1 month column. Only the liabilities that the Group manages based on their contractual maturity are presented on a contractual undiscounted basis in the tables below.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	247

Notes to the financial statements

Note 21. Financial risk1 (continued)

Consolidated 2019	Up to	Over 1 month	Over 3 months	Over 1 year to	Over
$m	1 month	to 3 months	to 1 year	5 years	5 Years	Total
Financial liabilities
Collateral received	3,291	–	–	–	–	3,291
Deposits and other borrowings	374,126	83,365	97,081	11,968	73	566,613
Other financial liabilities	19,425	3,176	3,874	157	–	26,632
Derivative financial instruments:
Held for trading	27,945	–	–	–	–	27,945
Held for hedging purposes (net settled)	57	85	280	631	40	1,093
Held for hedging purposes (gross settled):
Cash outflow	4	287	902	517	–	1,710
Cash inflow	–	(276)	(875)	(466)	–	(1,617)
Debt issues	5,071	12,158	42,917	102,296	30,417	192,859
Total financial liabilities excluding loan capital	429,919	98,795	144,179	115,103	30,530	818,526
Loan capital	1	76	371	6,293	20,557	27,298
Total undiscounted financial liabilities	429,920	98,871	144,550	121,396	51,087	845,824
Total contingent liabilities and commitments
Letters of credit and guarantees	15,150	–	–	–	–	15,150
Commitments to extend credit	176,002	–	–	–	–	176,002
Other commitments	188	–	–	–	–	188
Total undiscounted contingent liabilities and commitments	191,340	–	–	–	–	191,340

Consolidated 2018	Up to	Over 1 Month	Over 3 Months	Over 1 Year to	Over
$m	1 Month	to 3 Months	to 1 Year	5 Years	5 Years	Total
Financial liabilities
Collateral received	2,184	–	–	–	–	2,184
Deposits and other borrowings	352,941	85,726	108,427	16,771	75	563,940
Other financial liabilities	18,894	2,445	3,697	160	–	25,196
Derivative financial instruments:
Held for trading	22,869	–	–	–	–	22,869
Held for hedging purposes (net settled)	68	95	377	741	96	1,377
Held for hedging purposes (gross settled):
Cash outflow	2,680	5,140	406	2,799	1,258	12,283
Cash inflow	(2,658)	(5,096)	(337)	(2,527)	(1,178)	(11,796)
Debt issues	1,743	7,502	48,848	100,245	31,892	190,230
Total financial liabilities excluding loan capital	398,721	95,812	161,418	118,189	32,143	806,283
Loan capital	8	79	253	4,866	16,509	21,715
Total undiscounted financial liabilities	398,729	95,891	161,671	123,055	48,652	827,998
Total contingent liabilities and commitments
Letters of credit and guarantees	15,585	–	–	–	–	15,585
Commitments to extend credit	174,658	–	–	–	–	174,658
Other commitments	154	–	–	–	–	154
Total undiscounted contingent liabilities and commitments	190,397	–	–	–	–	190,397

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

248	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk1 (continued)

Parent Entity 2019	Up to	Over 1 Month	Over 3 Months	Over 1 Year to	Over
$m	1 Month	to 3 Months	to 1 Year	5 Years	5 Years	Total
Financial liabilities
Collateral received	2,853	–	–	–	–	2,853
Deposits and other borrowings	339,448	70,761	83,602	10,311	73	504,195
Other financial liabilities	19,340	3,121	3,625	157	–	26,243
Derivative financial instruments:
Held for trading	28,329	–	–	–	–	28,329
Held for hedging purposes (net settled)	21	9	97	378	33	538
Held for hedging purposes (gross settled):
Cash outflow	–	221	57	–	–	278
Cash inflow	–	(215)	(51)	–	–	(266)
Debt issues	4,790	10,959	37,104	86,064	28,063	166,980
Due to subsidiaries	15,538	1,020	4,989	20,117	142,620	184,284
Total financial liabilities excluding loan capital	410,319	85,876	129,423	117,027	170,789	913,434
Loan capital	1	76	371	6,293	20,557	27,298
Total undiscounted financial liabilities	410,320	85,952	129,794	123,320	191,346	940,732
Total contingent liabilities and commitments
Letters of credit and guarantees	14,583	–	–	–	–	14,583
Commitments to extend credit	153,716	–	–	–	–	153,716
Other commitments	188	–	–	–	–	188
Total undiscounted contingent liabilities and commitments	168,487	–	–	–	–	168,487

Parent Entity 2018	Up to	Over 1 Month	Over 3 Months	Over 1 Year to	Over
$m	1 Month	to 3 Months	to 1 Year	5 Years	5 Years	Total
Financial liabilities
Collateral received	1,748	–	–	–	–	1,748
Deposits and other borrowings	320,365	74,530	94,855	14,606	75	504,431
Other financial liabilities	18,835	2,363	3,334	160	–	24,692
Derivative financial instruments:
Held for trading	23,039	–	–	–	–	23,039
Held for hedging purposes (net settled)	51	55	271	608	96	1,081
Held for hedging purposes (gross settled):
Cash outflow	2,632	4,725	377	2,174	726	10,634
Cash inflow	(2,615)	(4,687)	(324)	(2,043)	(644)	(10,313)
Debt issues	1,588	7,117	45,527	85,106	29,329	168,667
Due to subsidiaries[2]	18,249	1,156	5,388	23,653	139,076	187,522
Total financial liabilities excluding loan capital	383,892	85,259	149,428	124,264	168,658	911,501
Loan capital	8	79	253	4,866	16,509	21,715
Total undiscounted financial liabilities	383,900	85,338	149,681	129,130	185,167	933,216
Total contingent liabilities and commitments
Letters of credit and guarantees	14,957	–	–	–	–	14,957
Commitments to extend credit	152,943	–	–	–	–	152,943
Other commitments	99	–	–	–	–	99
Total undiscounted contingent liabilities and commitments	167,999	–	–	–	–	167,999

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.           Due to subsidiaries was restated from $142,400 million (classified under ‘up to 1 month’) to $187,522 million (classified across different maturity buckets). The increase reflects the contractual undiscounted interest to be paid on the liability.

2019 Westpac Group Annual Report	249

Notes to the financial statements

Note 21. Financial risk1 (continued)

21.3.5 Expected maturity

The tables below present the balance sheet based on expected maturity dates, except for deposits, based on historical behaviours. The liability balances in the following tables will not agree to the contractual maturity tables (Note 21.3.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale securities/investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

Consolidated 2019	Due within	Greater than
$m	12 Months	12 Months	Total
Assets
Cash and balances with central banks	20,059	-	20,059
Collateral paid	5,930	-	5,930
Trading securities and financial assets measured at FVIS	18,544	13,237	31,781
Derivative financial instruments	20,695	9,164	29,859
Investment securities	9,810	63,591	73,401
Loans (net of provisions)	99,197	615,573	714,770
Other financial assets	5,367	-	5,367
Life insurance assets	1,541	7,826	9,367
Investment in associates	-	129	129
All other assets	1,222	14,741	15,963
Total assets	182,365	724,261	906,626
Liabilities
Collateral received	3,287	-	3,287
Deposits and other borrowings	551,817	11,430	563,247
Other financial liabilities	29,059	156	29,215
Derivative financial instruments	19,203	9,893	29,096
Debt issues	56,933	124,524	181,457
Life insurance liabilities	1,703	5,674	7,377
All other liabilities	3,907	1,707	5,614
Total liabilities excluding loan capital	665,909	153,384	819,293
Loan capital	-	21,826	21,826
Total liabilities	665,909	175,210	841,119
Net assets/(net liabilities)	(483,544)	549,051	65,507

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentation and changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

250	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk1 (continued)

Consolidated 2018 $m	Due within 12 Months	Greater than 12 Months	Total

Assets
Cash and balances with central banks	26,788	-	26,788
Collateral paid	4,787	-	4,787
Trading securities and financial assets measured at FVIS	12,191	10,941	23,132
Derivative financial instruments	17,828	6,273	24,101
Available-for-sale securities	6,959	54,160	61,119
Loans (net of provisions)	94,717	614,973	709,690
Other financial assets	5,517	-	5,517
Life insurance assets	1,598	7,852	9,450
Investment in associates	-	115	115
All other assets	1,008	13,885	14,893
Total assets	171,393	708,199	879,592
Liabilities
Collateral received	2,184	-	2,184
Deposits and other borrowings	543,198	16,087	559,285
Other financial liabilities	27,956	149	28,105
Derivative financial instruments	17,346	7,061	24,407
Debt issues	53,930	118,666	172,596
Life insurance liabilities	1,547	6,050	7,597
All other liabilities	2,812	768	3,580
Total liabilities excluding loan capital	648,973	148,781	797,754
Loan capital	1,382	15,883	17,265
Total liabilities	650,355	164,664	815,019
Net assets/(net liabilities)	(478,962)	543,535	64,573

Parent Entity 2019 $m	Due within 12 Months	Greater than 12 Months	Total

Assets
Cash and balances with central banks	17,692	-	17,692
Collateral paid	5,773	-	5,773
Trading securities and financial assets measured at FVIS	16,736	12,829	29,565
Derivative financial instruments	20,613	8,670	29,283
Investment securities	7,200	61,198	68,398
Loans (net of provisions)	79,956	551,980	631,936
Other financial assets	4,615	-	4,615
Due from subsidiaries	10,291	132,670	142,961
Investment in subsidiaries	-	6,436	6,436
Investment in associates	-	100	100
All other assets	756	12,224	12,980
Total assets	163,632	786,107	949,739
Liabilities
Collateral received	2,849	-	2,849
Deposits and other borrowings	491,562	9,868	501,430
Other financial liabilities	28,360	156	28,516
Derivative financial instruments	19,167	9,700	28,867
Debt issues	50,028	106,646	156,674
Due to subsidiaries	17,563	131,044	148,607
All other liabilities	2,545	1,587	4,132
Total liabilities excluding loan capital	612,074	259,001	871,075
Loan capital	-	21,826	21,826
Total liabilities	612,074	280,827	892,901
Net assets/(net liabilities)	(448,442)	505,280	56,838

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	251

Notes to the financial statements

Note 21. Financial risk1 (continued)

Parent Entity 2018 $m	Due within 12 Months	Greater than 12 Months	Total

Assets
Cash and balances with central banks	24,976	-	24,976
Collateral paid	4,722	-	4,722
Trading securities and financial assets measured at FVIS	11,466	9,949	21,415
Derivative financial instruments	17,677	5,885	23,562
Available-for-sale securities	4,846	51,667	56,513
Loans (net of provisions)	76,389	553,779	630,168
Other financial assets	4,666	-	4,666
Due from subsidiaries	12,661	127,936	140,597
Investment in subsidiaries	-	4,508	4,508
Investment in associates	-	76	76
All other assets	681	11,346	12,027
Total assets	158,084	765,146	923,230
Liabilities
Collateral received	1,748	-	1,748
Deposits and other borrowings	486,418	14,050	500,468
Other financial liabilities	27,117	149	27,266
Derivative financial instruments	17,317	6,912	24,229
Debt issues	50,499	101,789	152,288
Due to subsidiaries	19,932	122,468	142,400
All other liabilities	1,534	676	2,210
Total liabilities excluding loan capital	604,565	246,044	850,609
Loan capital	1,382	15,883	17,265
Total liabilities	605,947	261,927	867,874
Net assets/(net liabilities)	(447,863)	503,219	55,356

21.4                     Market risk

21.4.1           Value-at-Risk

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

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

252	2019 Westpac Group Annual Report

Notes to the financial statements

Note 21. Financial risk (continued)

21.4.2   Traded market risk

The table below depicts the aggregate VaR, by risk type, for the year ended 30 September:

Consolidated and Parent Entity		2019			2018			2017
$m	High	Low	Average	High	Low	Average	High	Low	Average

Interest rate risk	14.9	6.6	10.9	15.6	5.1	8.6	16.0	4.6	8.5
Foreign exchange risk	8.6	0.8	4.1	6.9	0.7	3.0	9.4	0.6	3.1
Equity risk	0.2	0.0	0.0	1.0	0.0	0.1	0.4	0.0	0.1
Commodity risk[1]	42.0	1.7	8.2	24.3	1.7	6.5	14.1	3.3	6.6
Other market risks[2]	5.5	2.0	3.5	5.8	1.4	3.8	5.1	3.5	4.2
Diversification effect	n/a	n/a	(12.3)	n/a	n/a	(8.6)	n/a	n/a	(8.6)
Net market risk	45.3	7.9	14.4	28.1	6.7	13.4	22.9	9.7	13.9

21.4.3              Non-traded market risk

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

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (with a floor of zero for falling interest rates) over the next 12 months as a percentage of reported net interest income:

	2019				2018
% (increase)/decrease in net interest		Maximum	Minimum	Average		Maximum	Minimum	Average
income	As at	Exposure	Exposure	Exposure	As at	Exposure	Exposure	Exposure

Consolidated	2.88	2.88	(0.46)	0.81	0.01	0.78	(0.09)	0.27
Parent Entity	2.14	2.14	(0.42)	0.43	(0.22)	0.51	(0.28)	0.04

Value at Risk - IRRBB

The table below depicts VaR for IRRBB:

	2019				2018
$m	As at	High	Low	Average	As at	High	Low	Average

Consolidated	34.1	37.3	19.4	27.8	23.2	57.0	23.2	32.5

As at 30 September 2019 the Value at Risk – IRRBB for the Parent Entity was $38.3 million (2018: $20.8 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 20.

The same controls as used to monitor traded market risk allow management to continuously monitor and manage IRRBB.

Structural foreign exchange risk

Structural foreign exchange risk results from the generation of foreign currency denominated earnings and from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore earnings and capital is subject to change that could introduce significant variability to the Bank’s reported financial results and capital ratios. Note 20 includes details of the Group’s asset and liability risk management activities including details of the hedge accounting and economic hedges used to manage this risk.

1.           Includes electricity risk.

2.           Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

2019 Westpac Group Annual Report	253

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities

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

The availability of observable inputs is influenced by factors such as:

•             product type;

•             depth of market activity;

•             maturity of market models; and

•             complexity of the transaction.

Where unobservable market data is used, more judgement is required to determine fair value. The significance of these judgements depends on the significance of the unobservable input to the overall valuation. Unobservable inputs are generally derived from other relevant market data and adjusted against:

•             standard industry practice;

•             economic models; and

•             observed transaction prices.

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

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

•              the revaluation of financial instruments;

•              independent price verification;

•              fair value adjustments; and

•              financial reporting.

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

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

254	2019 Westpac Group Annual Report

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 1 instruments

The fair value of financial instruments traded in active markets is based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance Sheet Category	Includes:	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures
Foreign exchange products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.

Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

2019 Westpac Group Annual Report	255

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded is determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

•                   the use of market standard discounting methodologies;

•                   option pricing models; and

•                   other valuation techniques widely used and accepted by market participants.

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

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discount them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. If consensus prices are not available, these are classified as Level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity, exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/Investment securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS)

Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/Investment securities Other financial liabilities	State and other government bonds, corporate bonds and commercial paper Repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices which are sourced from independent pricing services, broker quotes or inter-dealer prices.

256	2019 Westpac Group Annual Report

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Instrument	Balance Sheet Category	Includes:	Valuation
Loans at fair value	Loans	Fixed rate bills and syndicated loans	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness, or expected sale amount.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities

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

These valuations are calculated using a high degree of management judgement.

Instrument	Balance Sheet Category	Includes:	Valuation
Asset backed debt instruments	Trading securities and financial assets measured at FVIS	Collateralised loan obligations

As prices for these securities are not available from a consensus provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.

Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/Investment securities	Offshore non-asset backed debt instruments and debt securities issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity investments	Trading securities and financial assets measured at FVIS Available-for-sale securities/Investment securities	Strategic equity investments, investments in unlisted funds and investments in boutique investment management companies

Valued using valuation techniques appropriate to the investment, including the use of recent arm’s length transactions where available, discounted cash flow approach, reference to the net assets of the entity or to the most recent fund unit pricing.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

2019 Westpac Group Annual Report	257

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities1 (continued)

The tables below summarise the attribution of financial instruments measured at fair value to the fair value hierarchy:

			2019				2018

		Valuation	Valuation			Valuation	Valuation
	Quoted	techniques	techniques		Quoted	techniques	techniques
	market	(Market	(Non-market		market	(Market	(Non-market
Consolidated	prices	observable)	observable)		prices	observable)	observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	10,440	21,121	220	31,781	8,958	13,844	330	23,132
Derivative financial instruments	7	29,828	24	29,859	20	24,066	15	24,101
Available-for-sale securities	–	–	–	–	11,996	48,504	619	61,119
Investment securities	11,163	61,284	134	72,581	–	–	–	–
Loans[2]	–	239	21	260	–	546	–	546
Life insurance assets	1,097	8,270	–	9,367	1,345	8,105	–	9,450
Total financial assets measured at fair value on a recurring basis	22,707	120,742	399	143,848	22,319	95,065	964	118,348
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[3]	–	38,413	–	38,413	–	41,178	–	41,178
Other financial liabilities[4]	262	5,108	–	5,370	496	3,801	–	4,297
Derivative financial instruments	8	29,059	29	29,096	76	24,325	6	24,407
Debt issues[5]	–	5,819	–	5,819	–	3,355	–	3,355
Life insurance liabilities	–	7,377	–	7,377	–	7,597	–	7,597
Total financial liabilities measured at fair value on a recurring basis	270	85,776	29	86,075	572	80,256	6	80,834

			2019				2018

		Valuation	Valuation			Valuation	Valuation
	Quoted	techniques	techniques		Quoted	techniques	techniques
	market	(Market	(Non-market		market	(Market	(Non-market
Parent Entity	prices	observable)	observable)		prices	observable)	observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	10,213	19,159	193	29,565	8,952	12,257	206	21,415
Derivative financial instruments	7	29,253	23	29,283	20	23,529	13	23,562
Available-for-sale securities	–	–	–	–	10,657	45,786	70	56,513
Investment securities	10,191	58,114	66	68,371	–	–	–	–
Loans[2]	–	239	21	260	–	546	–	546
Due from subsidiaries[6]	–	897	–	897	–	278	–	278
Total financial assets measured at fair value on a recurring basis	20,411	107,662	303	128,376	19,629	82,396	289	102,314
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[3]	–	37,355	–	37,355	–	40,062	–	40,062
Other financial liabilities[4]	262	5,108	–	5,370	496	3,801	–	4,297
Derivative financial instruments	8	28,831	28	28,867	76	24,147	6	24,229
Debt issues[5]	–	3,624	–	3,624	–	3,223	–	3,223
Due to subsidiaries[6]	–	1,591	–	1,591	–	523	–	523
Total financial liabilities measured at fair value on a recurring basis	270	76,509	28	76,807	572	71,756	6	72,334

1.

The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.	As at 30 September 2018, loans measured at fair value were restated from $3,250 million to $546 million for both the Group and the Parent Entity.

3.	The contractual outstanding amount payable at maturity for the Group is $38,468 million (2018: $41,330 million) and for the Parent Entity is $37,410 million (2018: $40,214 million).

4.	The contractual outstanding amount payable at maturity for the Group and the Parent Entity is $5,369 million (2018: $4,298 million).

5.

The contractual outstanding amount payable at maturity for the Group is $5,632 million (2018: $3,475 million) and for the Parent Entity is $3,436 million (2018: $3,344 million). The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk is $34 million decrease (2018: $45 million decrease) for the Group and Parent Entity.

6.	As at 30 September 2018, the balances disclosed have been restated to include due from subsidiaries and due to subsidiaries measured at fair value.

258	2019 Westpac Group Annual Report

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Reconciliation of non-market observables1

The following tables summarise the changes in financial instruments measured at fair value derived from non- market observable valuation techniques (Level 3):

	Trading
	securities and
	financial assets	Available-			Total		Total
Consolidated 2019	measured	for-sale	Investment		Level 3		Level 3
$m	at FVIS	securities	securities	Other[2]	assets	Derivatives	liabilities
Balance as at beginning of year	330	619	–	15	964	6	6
Impact on adoption of AASB 9	4	(619)	109	14	(492)	–	–
Restated opening balance	334	–	109	29	472	6	6
Gains/(losses) on assets and (gains)/ losses on liabilities recognised in:
Income statements	36	–	–	12	48	7	7
Other comprehensive income	–	–	11	–	11	–	–
Acquisition and issues	63	–	36	16	115	4	4
Disposal and settlements	(216)	–	(22)	(12)	(250)	(6)	(6)
Transfer into or out of non-market observables	–	–	–	–	–	18	18
Foreign currency translation impacts	3	–	–	–	3	–	–
Balance as at end of year	220	–	134	45	399	29	29
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year	26	–	–	16	42	(11)	(11)

		Trading
		securities and
		inancial assets	Available-		Total		Total
Consolidated 2018		measured	for-sale		Level 3		Level 3
$m		at FVIS	securities	Other[2]	assets	Derivatives	liabilities
Balance as at beginning of year		767	617	15	1,399	9	9
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements		2	–	1	3	1	1
Available-for-sale securities reserve		–	(7)	–	(7)	–	–
Acquisition and issues		67	1,446	3	1,516	1	1
Disposal and settlements		(433)	(1,456)	(4)	(1,893)	(5)	(5)
Transfer into or out of non-market observables		(75)	–	–	(75)	–	–
Foreign currency translation impacts		2	19	–	21	–	–
Balance as at end of year		330	619	15	964	6	6
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year		(7)	–	4	(3)	(2)	(2)

1.

The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.	Other is comprised of derivative financial assets and, for 2019 only, certain loans.

2019 Westpac Group Annual Report	259

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities1 (continued)

	Trading
	securities and
	financial assets	Available-			Total		Total
Parent Entity 2019	measured	for-sale	Investment		Level 3		Level 3
$m	at FVIS	securities	securities	Other[2]	assets	Derivatives	liabilities
Balance as at beginning of year	206	70	–	13	289	6	6
Impact on adoption of AASB 9	–	(70)	67	14	11	–	–
Restated opening balance	206	–	67	27	300	6	6
Gains/(losses) on assets and (gains)/ losses on liabilities recognised in:
Income statements	6	–	–	13	19	6	6
Other comprehensive income	–	–	–	–	–	–	–
Acquisition and issues	17	–	2	16	35	4	4
Disposal and settlements	(39)	–	(3)	(12)	(54)	(6)	(6)
Transfer into or out of non-market observables	–	–	–	–	–	18	18
Foreign currency translation impacts	3	–	–	–	3	–	–
Balance as at end of year	193	–	66	44	303	28	28
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year	3	–	–	16	19	(10)	(10)

		Trading
		securities and
		financial assets	Available-		Total		Total
Parent Entity 2018		measured	for-sale		Level 3		Level 3
$m		at FVIS	securities	Other[2]	assets	Derivatives	liabilities
Balance as at beginning of year		501	64	15	580	9	9
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements		6	–	1	7	1	1
Available-for-sale securities reserve		–	2	–	2	–	–
Acquisition and issues		21	18	3	42	1	1
Disposal and settlements		(268)	(14)	(6)	(288)	(5)	(5)
Transfer into or out of non-market observables		(53)	–	–	(53)	–	–
Foreign currency translation impacts		(1)	–	–	(1)	–	–
Balance as at end of year		206	70	13	289	6	6
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year		5	–	4	9	(2)	(2)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of year fair values.

1.

The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.	Other is comprised of derivative financial assets and, for 2019 only, certain loans.

260	2019 Westpac Group Annual Report

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $3 million (2018: $4 million profit).

Financial instruments not measured at fair value

For financial instruments not measured at fair value on a recurring basis, fair value has been derived as follows:

Instrument	Valuation
Loans

Where available, the fair value of loans is based on observable market transactions, otherwise fair value is estimated using discounted cash flow models. For variable rate loans, the discount rate used is the current effective interest rate. The discount rate applied for fixed rate loans reflects the market rate for the maturity of the loan and the credit worthiness of the borrower.

Investment securities	The carrying value approximates the fair value. The balance principally relates to government securities from illiquid markets. Fair value is monitored by reference to recent issuances.
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

All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

2019 Westpac Group Annual Report	261

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities1 (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

		2019 Fair value
Consolidated $m	Carrying amount	Quoted market prices (Level 1)	Valuation techniques (Market observable) (Level 2)	Valuation techniques (Non-market observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	20,059	20,059	–	–	20,059
Collateral paid	5,930	5,930	–	–	5,930
Investment securities	820	–	366	454	820
Loans	714,510	–	–	716,130	716,130
Other financial assets	5,367	–	5,367	–	5,367
Total financial assets not measured at fair value	746,686	25,989	5,733	716,584	748,306
Financial liabilities not measured at fair value
Collateral received	3,287	3,287	–	–	3,287
Deposits and other borrowings	524,834	–	522,726	2,790	525,516
Other financial liabilities	23,845	–	23,845	–	23,845
Debt issues[2]	175,638	–	176,838	–	176,838
Loan capital	21,826	–	22,076	–	22,076
Total financial liabilities not measured at fair value	749,430	3,287	745,485	2,790	751,562

		2018 Fair value
Consolidated $m	Carrying amount	Quoted market prices (Level 1)	Valuation techniques (Market observable) (Level 2)	Valuation techniques (Non-market observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	26,788	26,788	–	–	26,788
Collateral paid	4,787	4,787	–	–	4,787
Loans[3]	709,144	–	–	709,446	709,446
Other financial assets	5,517	–	5,517	–	5,517
Total financial assets not measured at fair value	746,236	31,575	5,517	709,446	746,538
Financial liabilities not measured at fair value
Collateral received	2,184	2,184	–	–	2,184
Deposits and other borrowings	518,107	–	515,953	2,838	518,791
Other financial liabilities	23,808	–	23,808	–	23,808
Debt issues[2]	169,241	–	170,060	–	170,060
Loan capital	17,265	–	17,438	–	17,438
Total financial liabilities not measured at fair value	730,605	2,184	727,259	2,838	732,281

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.           The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

3.           As at 30 September 2018, loans measured at amortised cost were restated from $706,440 million to $709,144 million. Accordingly, the fair value estimates were also restated from $706,742 million to $709,446 million.

262	2019 Westpac Group Annual Report

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities1 (continued)

		2019 Fair value
Parent Entity $m	Carrying amount	Quoted market prices (Level 1)	Valuation techniques (Market observable) (Level 2)	Valuation techniques (Non-market observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	17,692	17,692	–	–	17,692
Collateral paid	5,773	5,773	–	–	5,773
Investment securities	27	–	4	23	27
Loans	631,676	–	–	633,003	633,003
Due from subsidiaries[2]	133,899	–	89,680	45,175	134,855
Other financial assets	4,615	–	4,615	–	4,615
Total financial assets not measured at fair value	793,682	23,465	94,299	678,201	795,965
Financial liabilities not measured at fair value
Collateral received	2,849	2,849	–	–	2,849
Deposits and other borrowings	464,075	–	463,440	1,251	464,691
Other financial liabilities	23,146	–	23,146	–	23,146
Debt issues[3]	153,050	–	154,111	–	154,111
Due to subsidiaries[2]	147,016	–	6,553	140,463	147,016
Loan capital	21,826	–	22,076	–	22,076
Total financial liabilities not measured at fair value	811,962	2,849	669,326	141,714	813,889

		2018 Fair value
Parent Entity $m	Carrying amount	Quoted market prices (Level 1)	Valuation techniques (Market observable) (Level 2)	Valuation techniques (Non-market observable) (Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	24,976	24,976	–	–	24,976
Collateral paid	4,722	4,722	–	–	4,722
Loans[4]	629,622	–	–	629,774	629,774
Due from subsidiaries[2]	133,808	–	88,368	46,295	134,663
Other financial assets	4,666	–	4,666	–	4,666
Total financial assets not measured at fair value	797,794	29,698	93,034	676,069	798,801
Financial liabilities not measured at fair value
Collateral received	1,748	1,748	–	–	1,748
Deposits and other borrowings	460,406	–	459,841	1,213	461,054
Other financial liabilities	22,969	–	22,969	–	22,969
Debt issues[3]	149,065	–	149,800	–	149,800
Due to subsidiaries[2]	141,877	–	6,933	134,944	141,877
Loan capital	17,265	–	17,438	–	17,438
Total financial liabilities not measured at fair value	793,330	1,748	656,981	136,157	794,886

1.          The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.           Due from subsidiaries excludes $8,165 million (2018: $6,511 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries. As at 30 September 2018, the due from subsidiaries measured at amortised cost was restated from $140,597 million to $133,808 million, and due to subsidiaries measured at amortised cost was restated from $142,400 million to $141,877 million. Accordingly, the fair value estimate of due from subsidiaries was restated from $140,597 million (all within Level 3) to $134,663 million (split between Level 2 and Level 3), and the fair value estimate of due to subsidiaries was restated from $142,400 million (all within Level 3) to $141,877 million (split between Level 2 and Level 3).

3.          The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

4.          As at 30 September 2018, loans measured at amortised cost were restated from $626,918 million to $629,622 million. Accordingly, the fair value estimates were also restated from $627,070 million to $629,774 million.

2019 Westpac Group Annual Report	263

Notes to the financial statements

Note 23. Offsetting financial assets and financial liabilities1

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

Some of the Group’s offsetting arrangements are not enforceable in all circumstances. The amounts in the tables below may not tie back to the balance sheet if there are balances which are not subject to offsetting or enforceable netting arrangements. The amounts presented in this note do not represent the credit risk exposure of the Group or Parent Entity. Refer to Note 21.2 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section of Note 21.2.2.

	Effects of offsetting on balance sheet			Amounts subject to enforceable netting arrangements but not offset
			Net amounts	Other
			reported on	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[2,3]	collateral	amount
2019
Assets
Collateral paid[4]	6,643	(6,559)	84	–	–	(17)	67
Derivative financial instruments	61,464	(31,605)	29,859	(18,609)	(3,280)	(102)	7,868
Reverse repurchase agreements[5]	6,833	–	6,833	–	(9)	(6,824)	–
Loans[6]	18,202	(18,130)	72	–	–	–	72
Total assets	93,142	(56,294)	36,848	(18,609)	(3,289)	(6,943)	8,007
Liabilities
Collateral received	3,024	(2,972)	52	–	–	–	52
Derivative financial instruments	64,288	(35,192)	29,096	(18,609)	(5,622)	(1,932)	2,933
Repurchase agreements[7]	10,604	–	10,604	–	(3)	(10,601)	–
Deposits and other borrowings[6]	28,880	(18,130)	10,750	–	–	–	10,750
Total liabilities	106,796	(56,294)	50,502	(18,609)	(5,625)	(12,533)	13,735
2018
Assets
Collateral paid[4]	4,196	(4,162)	34	–	–	(14)	20
Derivative financial instruments	32,828	(8,727)	24,101	(15,962)	(2,184)	(14)	5,941
Reverse repurchase agreements[5]	1,379	–	1,379	–	(3)	(1,376)	–
Loans[6]	8,519	(8,420)	99	–	–	–	99
Total assets	46,922	(21,309)	25,613	(15,962)	(2,187)	(1,404)	6,060
Liabilities
Derivative financial instruments	37,296	(12,889)	24,407	(15,962)	(4,487)	(1,544)	2,414
Repurchase agreements[7]	9,522	–	9,522	–	–	(9,522)	–
Deposits and other borrowings[6]	20,486	(8,420)	12,066	–	–	–	12,066
Total liabilities	67,304	(21,309)	45,995	(15,962)	(4,487)	(11,066)	14,480

1.         The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.         $3,287 million (2018: $2,184 million) of cash collateral, subject to enforceable netting arrangements with derivative financial assets and reverse repurchase agreements, forms part of collateral received as disclosed on the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

3.         $5,625 million (2018: $4,487 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed on the balance sheet. The remainder of collateral paid, as disclosed on the balance sheet, consists of $18 million (2018: $14 million) in stock borrowing arrangements and $287 million (2018: $286 million) related to futures margin that does not form part of this column.

4.         Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin. 2018 restated to exclude $61 million of initial margin.

5.         Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.

6.         Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.         Repurchase agreements form part of other financial liabilities in Note 17.

264	2019 Westpac Group Annual Report

Notes to the financial statements

Note 23. Offsetting financial assets and financial liabilities1 (continued)

	Effects of offsetting on balance sheet			Amounts subject to enforceable netting arrangements but not offset
			Net amounts	Other
			reported on	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[2,3]	collateral	amount
2019
Assets
Collateral paid[4]	6,643	(6,559)	84	–	–	(17)	67
Derivative financial instruments	60,888	(31,605)	29,283	(18,526)	(2,842)	(102)	7,813
Reverse repurchase agreements[5]	6,731	–	6,731	–	(9)	(6,722)	–
Loans[6]	18,202	(18,130)	72	–	–	–	72
Total assets	92,464	(56,294)	36,170	(18,526)	(2,851)	(6,841)	7,952
Liabilities
Collateral received	3,024	(2,972)	52	–	–	–	52
Derivative financial instruments	64,059	(35,192)	28,867	(18,526)	(5,466)	(1,932)	2,943
Repurchase agreements[7]	10,604	–	10,604	–	(3)	(10,601)	–
Deposits and other borrowings[6]	28,880	(18,130)	10,750	–	–	–	10,750
Total liabilities	106,567	(56,294)	50,273	(18,526)	(5,469)	(12,533)	13,745
2018
Assets
Collateral paid[4]	4,196	(4,162)	34	–	–	(14)	20
Derivative financial instruments	32,289	(8,727)	23,562	(15,862)	(1,748)	(14)	5,938
Reverse repurchase agreements[5]	1,379	–	1,379	–	(3)	(1,376)	–
Loans[6]	8,519	(8,420)	99	–	–	–	99
Total assets	46,383	(21,309)	25,074	(15,862)	(1,751)	(1,404)	6,057
Liabilities
Derivative financial instruments	37,118	(12,889)	24,229	(15,862)	(4,423)	(1,544)	2,400
Repurchase agreements[7]	9,522	–	9,522	–	–	(9,522)	–
Deposits and other borrowings[6]	20,486	(8,420)	12,066	–	–	–	12,066
Total liabilities	67,126	(21,309)	45,817	(15,862)	(4,423)	(11,066)	14,466

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

1.          The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.          $2,849 million (2018: $1,748 million) of cash collateral, subject to enforceable netting arrangements with derivative financial assets and reverse repurchase agreements, forms part of collateral received as disclosed on the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

3.          $5,469 million (2018: $4,423 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed on the balance sheet. The remainder of collateral paid, as disclosed on the balance sheet, consists of $18 million (2018: $14 million) in stock borrowing arrangements and $286 million (2018: $285 million) related to futures margin that does not form part of this column.

4.          Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin. 2018 restated to exclude $61 million of initial margin.

5.          Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.

6.          Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.          Repurchase agreements form part of other financial liabilities in Note 17.

2019 Westpac Group Annual Report	265

Notes to the financial statements

Note 24. Securitisation, covered bonds and other transferred assets

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

Securitisation

Securitisation is the transferring of assets (or an interest in either the assets or the cash flows arising from the assets) to a structured entity which then issues the majority of interest bearing debt securities to third party investors for funding deals and to Westpac for liquidity deals.

Securitisation of its own assets is used by Westpac as a funding and liquidity tool.

For securitisation structured entities which Westpac controls, as defined in Note 31, the structured entities are classified as subsidiaries and consolidated. When assessing whether Westpac controls a structured entity, it considers its exposure to and ability to affect variable returns. Westpac may have variable returns from a structured entity through ongoing exposures to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities, trust management and operational services.

Undrawn funding and liquidity facilities of $537 million were provided by Westpac (2018: $517 million) for the securitisation of its own assets.

Covered bonds

The Group has two covered bond programs relating to Australian residential mortgages (Australian Program) and New Zealand residential mortgages (New Zealand Program). Under these programs, selected pools of residential mortgages are assigned to bankruptcy remote structured entities which provide guarantees on the payments to bondholders. Through the guarantees and derivatives with the structured entities, Westpac has variable returns from these structured entities and consolidates them.

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised on the balance sheet in their original category (i.e. Trading securities or Investment securities/Available-for-sale securities).

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 17 for further details.

266	2019 Westpac Group Annual Report

Notes to the financial statements

Note 24. Securitisation, covered bonds and other transferred assets (continued)

The following table presents Westpac’s assets transferred and their associated liabilities:

			For those liabilities that only have recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
Consolidated	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
2019
Securitisation[1]	8,221	8,190	8,268	8,177	91
Covered bonds[2]	44,676	38,037	n/a	n/a	n/a
Repurchase agreements	13,754	10,604	n/a	n/a	n/a
Total	66,651	56,831	8,268	8,177	91
2018
Securitisation[1]	7,631	7,588	7,662	7,565	97
Covered bonds[2]	43,088	35,434	n/a	n/a	n/a
Repurchase agreements	12,492	9,522	n/a	n/a	n/a
Total	63,211	52,544	7,662	7,565	97

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
Parent Entity	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
2019
Securitisation[1]	101,689	101,146	101,871	100,268	1,603
Covered bonds[2]	37,697	33,160	n/a	n/a	n/a
Repurchase agreements	13,754	10,604	n/a	n/a	n/a
Total	153,140	144,910	101,871	100,268	1,603
2018
Securitisation[1]	97,259	96,728	97,291	96,473	818
Covered bonds[2]	36,190	30,268	n/a	n/a	n/a
Repurchase agreements	12,492	9,522	n/a	n/a	n/a
Total	145,941	136,518	97,291	96,473	818

1.         The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.

2.         The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

2019 Westpac Group Annual Report	267

Notes to the financial statements

INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES

Note 25. Intangible assets

Accounting policy

Indefinite life intangible assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, generally being the excess of:

(i)    the consideration paid; over

(ii) the net fair value of the identifiable assets, liabilities and contingent liabilities acquired.

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

268	2019 Westpac Group Annual Report

Notes to the financial statements

Note 25. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Goodwill
Opening balance	8,890	9,012	6,844	6,844
Disposals[1]	–	(15)	–	–
Impairment[1]	–	(105)	–	–
Other adjustments	5	(2)	–	–
Closing balance	8,895	8,890	6,844	6,844
Computer software
Opening balance	2,177	1,916	2,014	1,758
Additions	906	882	846	823
Impairment	(25)	(2)	(25)	(2)
Amortisation	(694)	(618)	(628)	(565)
Other adjustments	1	(1)	–	–
Closing balance	2,365	2,177	2,207	2,014
Cost	6,395	5,727	5,464	4,861
Accumulated amortisation and impairment	(4,030)	(3,550)	(3,257)	(2,847)
Carrying amount	2,365	2,177	2,207	2,014
Brand Names
Opening balance	670	670	636	636
Closing balance	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Opening balance	–	21	–	21
Amortisation	–	(21)	–	(21)
Closing balance	–	–	–	–
Cost	–	1,494	–	1,279
Accumulated amortisation	–	(1,494)	–	(1,279)
Carrying amount	–	–	–	–
Other intangible assets
Opening balance	26	33	–	–
Additions through business combination	–	–	–	–
Amortisation	(3)	(7)	–	–
Closing balance	23	26	–	–
Cost	144	391	–	160
Accumulated amortisation and impairment	(121)	(365)	–	(160)
Carrying amount	23	26	–	–
Total intangible assets	11,953	11,763	9,687	9,494

1.           The sale of Hastings’ overseas operations and subsequent exit of Hastings’ Australian operations resulted in the entire balance of goodwill previously allocated to Hastings being derecognised ($15m) or impaired ($105m) in 2018.

2019 Westpac Group Annual Report	269

Notes to the financial statements

Note 25. Intangible assets (continued)

Goodwill has been allocated to the following CGUs1:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Consumer	4,060	3,359	3,144	3,144
Business	3,860	2,513	3,213	2,378
Westpac Institutional Bank	487	487	487	487
BT Financial Group (Australia)	–	2,048	–	835
New Zealand	488	483	–	–
Total goodwill	8,895	8,890	6,844	6,844

Significant assumptions used in recoverable amount calculations

Assumptions are used to determine the CGUs’ recoverable amount for goodwill, which is based on value-in-use calculations. Value-in-use refers to the present value of expected cash flows under its current use. The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

•             Group’s equity rate was 11.0% (2018: 11.0%).

•             Group’s adjusted pre-tax equity rate for:

-                         Australia was 15.7% (2018: 15.7%); and

-                         New Zealand was 15.3% (2018: 15.3%).

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

Note 26. Operating lease commitments

Westpac leases various commercial and retail premises and related property and equipment. The lease commitments at 30 September 2018 and 30 September 2019 are as follows:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Due within one year	608	570	555	498
Due after one year but not later than five years	1,716	1,564	1,583	1,356
Due after 5 years	1,421	1,819	1,305	1,460
Total lease commitments	3,745	3,953	3,443	3,314

Operating leases are entered into to meet the business needs of entities in the Group. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates.

Leased premises that have become excess to the Group’s business needs have been sublet where possible.

The future minimum lease payments receivable from non-cancellable sub-leases were $7 million (2018: $7 million) for the Group and $7 million (2018: $6 million) for Parent Entity.

1.           In 2019, BT Financial Group (Australia)’s goodwill has been reallocated to Consumer and Business as a result of the restructure of its operations. Refer to Note 2 for further details of the restructure.

270	2019 Westpac Group Annual Report

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments

Accounting policy

Provisions

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated.

Employee benefits – long service leave provision

Long service leave must be granted to employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the payments factor in expected employee service periods and average salary increases which are then discounted.

Employee benefits – annual leave and other employee benefits provision

The provision for annual leave and other employee benefits (including wages and salaries, inclusive of non- monetary benefits, and any associated on-costs (e.g. payroll tax)) is calculated based on expected payments.

Provision for impairment on credit commitments

The Group is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for impairment is calculated using the same methodology as the provision for expected credit losses (refer to Note 13).

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

Critical accounting assumptions and estimates

The financial reporting of provisions for litigation and non-lending losses and for compliance, regulation and remediation matters involves a significant degree of judgement in relation to identifying whether a present obligation exists and also in estimating the probability, timing, nature and quantum of the outflows that may arise from past events. These judgements are made based on the specific facts and circumstances relating to individual events. Specific judgements in respect of material items are included in the discussion below.

Provisions carried for long service leave are supported by an independent actuarial report.

2019 Westpac Group Annual Report	271

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

		Annual
		leave and	Litigation	Provisions for			Compliance,
	Long	other	and non-	impairment			regulation and
	service	employee	lending	on credit	Leasehold	Restructuring	remediation
$m	leave	benefits	losses	commitments[1]	Premises	provisions	provisions	Total
Consolidated
Balance at 30 September 2018	417	699	53	239	24	27	469	1,928
Impact on adoption of AASB 9	-	-	-	98	-	-	-	98
Restated opening balance	417	699	53	337	24	27	469	2,026
Additions	90	866	66	-	7	259	1,489	2,777
Utilisation	(51)	(931)	(81)	-	(7)	(125)	(324)	(1,519)
Reversal of unutilised provisions	-	(20)	-	(32)	-	(1)	(61)	(114)
Other	-	-	-	-	-	-	(1)	(1)
Balance at 30 September 2019	456	614	38	305	24	160	1,572	3,169
Parent Entity
Balance at 30 September 2018	386	639	37	206	24	27	447	1,766
Impact on adoption of AASB 9	-	-	-	95	-	-	-	95
Restated opening balance	386	639	37	301	24	27	447	1,861
Additions	90	813	53	-	7	259	1,436	2,658
Utilisation	(48)	(876)	(67)	-	(7)	(125)	(313)	(1,436)
Reversal of unutilised provisions	-	(19)	-	(26)	-	(1)	(57)	(103)
Balance at 30 September 2019	428	557	23	275	24	160	1,513	2,980

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2019:

•              $22 million (2018: $20 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

•              $7 million (2018: $9 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

•              $6 million (2018: $5 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

•              $1 million (2018: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);

•              $Nil (2018: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);

•              $1 million (2018: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and

•              $1 million (2018: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

Compliance, regulation and remediation provisions

Provisions in respect of compliance, regulation and remediation at 30 September 2019 include:

•              customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners;

•              customer refunds associated with certain ongoing advice service fees charged by authorised representatives of the Group’s wholly owned subsidiaries, Securitor Financial Group Limited (Securitor) and Magnitude Group Pty Ltd (Magnitude);

•              refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans; and

•              refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act.

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

272	2019 Westpac Group Annual Report

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

The provisions for certain ongoing advice service fees charged by the Group’s salaried financial planners and by authorised representatives of Securitor and Magnitude require significant judgement and are summarised as follows:

Customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners

Westpac has raised a provision for customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners during the period 2008 to 2018, including instances where records of financial advice are insufficient.

A number of estimates have been used and judgements have been applied in determining the provision of $276 million as at 30 September 2019. These include:

•             Total fees received by the Group in respect of salaried financial planners in the period 2008 to 2018 were approximately $594 million;

•             The proportion of total fees that are estimated to be refunded is 26%. The key assumption in this estimate relates to the nature and extent of records to evidence that services were provided; and

•             The time value of money including the forecast timing over which payments are likely to be made.

The provision also includes estimated costs associated with running the remediation program.

Ongoing advice service fees charged by authorised representatives of Securitor and Magnitude

The Group has estimated customer remediation costs (including interest on refunded fees and additional costs to implement the remediation program) where customers of authorised representatives of the Group’s wholly owned subsidiaries Securitor and Magnitude paid ongoing advice service fees to those representatives and where it is not clear that the services were provided. The ongoing advice service fees were charged during the period from 2008 to 2018.

There are challenges involved in determining the extent of the services provided by authorised representatives who are no longer operating under the Magnitude and Securitor licences because, amongst other things, many of the former authorised representatives’ files have been difficult to access particularly where authorised representatives have ceased operating under the Group’s licences or have left the industry.

As a result, we have conducted sample based reviews in order to develop an estimate of fees that may need to be refunded. The insights from these reviews have informed a number of the estimates that have been used and the judgements which have been applied in estimating the provision of $606 million at 30 September 2019. They include:

•             Total fees received by authorised representatives from their customers in the period 2008 to 2018 were approximately $936 million; and

•             The proportion of fees that are estimated to be refundable under the current proposed remediation methodology is 32%. The key assumptions in this estimate include:

-               The basis for refunding customers of the authorised representatives; and

-               The nature, extent and availability of records to evidence that service was provided; and

•              The time value of money including the forecast timing over which payments are likely to be made.

The provision also includes estimated costs associated with running the remediation program.

The provision is necessarily based on a number of assumptions and incomplete information. Westpac is also yet to finalise its remediation approach which may change following industry and regulator discussions. It is possible that the final outcome could be below or above the provision, if the actual outcome differs to the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Restructuring provisions

The Group holds restructuring provisions in relation to management changes to the scope or manner of certain business activities.

During the year, the Group raised a restructuring provision in relation to the reset of its wealth strategy which was announced on 19 March 2019. This resulted in a number of changes to its wealth business. Key changes that have been made include:

•              The realigning of the major BT businesses into expanded Consumer and Business divisions;

•              Exiting of the provision of personal financial advice by Westpac Group salaried financial planners and authorised representatives;

•              Moved to a referral model for financial advice by utilising a panel of advisers or adviser firms; and

•              Sold part of the businesses to Viridian Advisory. This enabled many BT Financial Advice ongoing advice customers to transfer to Viridian Advisory. A number of the Group’s salaried financial advisers and support staff transitioned to Viridian from the completion date of 1 July 2019. Some authorised representatives also moved to Viridian prior to 30 September 2019.

2019 Westpac Group Annual Report	273

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Other provisions

The Group also holds certain provisions relating to previously claimed research and development tax incentives.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resource is remote.

Regulatory actions

Regulators and other bodies routinely conduct investigations and reviews involving the financial services sector, both in Australia and overseas. These investigations and reviews may consider a range of subject matters, and in Australia, a number of investigations and reviews have recently considered, and continue to consider, potential misconduct in credit and financial services.

Domestic regulators such as ASIC, APRA, ACCC, AUSTRAC, the OAIC and the ATO, as well as certain international regulators such as the Reserve Bank of New Zealand, Financial Markets Authority in New Zealand, Hong Kong Monetary Authority, Monetary Authority of Singapore and National Futures Association in the U.S. are also currently conducting investigations and reviews and inquiries (some of which are industry-wide) that involve or may involve the Group in the future. These investigations and reviews are separately considering a range of matters, including matters such as ongoing advice services fees, responsible lending, residential mortgages, credit portfolio management, consumer credit insurance, privacy and information governance, the provision of financial advice, competition law conduct, anti-money laundering and counter-terrorism financing processes and procedures, and financial markets conduct.

Westpac has also received various notices and requests for information from regulators as part of both industry- wide and Westpac-specific investigations and reviews and inquiries.

These investigations and reviews and inquiries, which may be conducted by a regulator, and in some cases also an external third party retained either by the regulator or by the Group (including where a matter has been self- identified by the Group), may result in litigation (including class action proceedings against the Group), fines, imposition of additional capital, civil or criminal penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties. An assessment of the likely cost to the Group of these investigations and reviews and actions has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated.

One regulatory action currently being conducted relates to International Funds Transfer Instructions (IFTIs) required to be reported under Australia’s AML/CTF Act. Under the Act, the ‘sender’ financial institution of an IFTI transmitted out of Australia, or the ‘recipient’ financial institution of an IFTI transmitted into Australia, is required to report the IFTI to AUSTRAC within 10 business days of the instruction being sent or received. As reported in the Group’s 2018 Annual Report, the Group self-reported to AUSTRAC a failure to report a large number of IFTIs. The majority of the IFTIs which are the subject of the Group’s engagement with AUSTRAC, concern batch instructions received by Westpac through one WIB product between 2009 and 2018 from a small number of correspondent banks for payments made predominantly to beneficiaries living in Australia in Australian dollars, on behalf of clients of those correspondent banks. The majority of the payments were low value, recurring and made by foreign government pension funds and corporates.

AUSTRAC has issued a number of detailed statutory notices over the last year requiring information relating to the Group’s processes, procedures and oversight. These notices relate to a range of matters including these IFTI reporting failures and associated potential failings related to record keeping and obligations to obtain and pass on certain data in funds transfer instructions, as well as correspondent banking due diligence, risk assessments and transaction monitoring. Westpac has not yet received an indication from AUSTRAC about the nature of any enforcement action it may take. The Group is continuing to work with AUSTRAC in relation to these matters.

Any enforcement action against Westpac may include civil penalty proceedings and result in the payment of a significant financial penalty, which Westpac is currently unable to reliably estimate. Previous enforcement action by AUSTRAC against other institutions has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences.

As AUSTRAC is still investigating these issues, any penalty cannot be reliably estimated and accordingly no provision has been raised for this matter.

Litigation

There are ongoing court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below.

•              On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). The proceedings were heard in May 2019. On 13 August 2019, the Court handed down its judgment in the proceedings, and dismissed ASIC’s case. On 10 September 2019, ASIC filed an appeal in relation to the decision. No provision has been recognised in relation to this matter.

274	2019 Westpac Group Annual Report

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

•              On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions, and selected 15 specific customers as the focus of their claim. In December 2018 the primary Court handed down a judgment in which it held that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions although it did make a finding that BTFM and WSAL had each contravened section 912A(1)(a) of the Corporations Act. In February 2019, ASIC filed an appeal against this decision. On 28 October 2019, the Full Federal Court handed down its decision in ASIC’s favour and made findings that BTFM and WSAL each provided personal advice on the relevant calls. Once formal declarations of contravention are made, the matter will be remitted for penalty. No provision has been recognised in relation to this matter.

•              In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. On 26 November 2018, the US Court delivered its judgment on the Motion to Dismiss the US BBSW class action proceedings, with the case against Westpac and certain other foreign banks being dismissed on the basis that the Court does not have jurisdiction to hear the case. In April 2019, the Plaintiffs filed an amended claim, which brings Westpac back into the proceedings. Westpac is continuing to defend the proceedings with a Motion to Dismiss filed in May 2019. No provision has been recognised in relation to this matter.

•              On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since February 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action. No provision has been recognised in relation to this matter.

•              On 21 February 2019, a class action against Westpac was filed in the Federal Court of Australia. As directed by the Court, the Plaintiffs filed a Statement of Claim on 22 May 2019 and an amended statement of claim on 18 October 2019. The claims allege that Westpac did not comply with its responsible lending obligations and entered into certain home loans that it should otherwise have assessed as unsuitable. The allegations include that during the period from 1 January 2011 to 17 February 2018, Westpac failed to: conduct reasonable inquiries about the customers’ financial situation, requirements and objectives; verify customer’s financial situation; conduct assessments of suitability; and act efficiently and fairly. Westpac is defending the proceedings. No provision has been recognised in relation to this matter.

•              On 5 September 2019, a class action against BT Funds Management Limited (BTFM) and WLIS was commenced in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions as part of Slater and Gordon’s ‘Get your super back’ campaign. It is alleged in the proceedings that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought by the claim are unspecified. BTFM and WLIS are defending the proceedings. No provision has been recognised in relation to this matter.

Internal reviews and remediation

Westpac is currently undertaking a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These internal reviews have identified, and may continue to identify, issues in respect of which we are, or will be, taking steps to put things right (including in relation to areas of industry focus such as compliance with responsible lending obligations and the way some product terms and conditions are operationalised) so that our customers are not at a disadvantage from certain past practices. By undertaking these reviews we can also improve our processes and controls. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Contingent liabilities may exist in respect of actual or potential claims, compensation payments and/or refunds identified as part of these reviews.

Australian Financial Complaints Authority

Contingent liabilities may also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced and, up until 30 June 2020, can also consider customer complaints dating back to 1 January 2008.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS), the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

2019 Westpac Group Annual Report	275

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI, including payments by APRA to deposit holders in a failed ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. A contingent liability may exist in respect of any levy imposed under the FCS.

Contingent tax risk

Tax and regulatory authorities in Australia and in other jurisdictions are reviewing the taxation treatment of certain transactions (both historical and present-day transactions) undertaken by the Group in the course of normal business activities and the claiming of tax incentives and indirect taxes such as GST. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice.

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

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 21 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Undrawn credit commitments
Letters of credit and guarantees[1]	15,150	15,585	14,583	14,957
Commitments to extend credit[2]	176,002	174,658	153,716	152,943
Other	188	154	188	99
Total undrawn credit commitments	191,340	190,397	168,487	167,999

Consolidated 2019	Up to	Over 1	Over 3	Over
$m	1 Year	to 3 Years	to 5 Years	5 Years	Total
Letters of credit and guarantees	7,334	4,639	719	2,458	15,150
Commitments to extend credit	41,488	58,402	12,917	63,195	176,002
Other	125	-	-	63	188
Total undrawn credit commitments	48,947	63,041	13,636	65,716	191,340

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

1.           Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2.           Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2019 the Group had offered $5.0 billion (2018: $5.7 billion) of facilities to customers, which had not yet been accepted.

276	2019 Westpac Group Annual Report

Notes to the financial statements

CAPITAL AND DIVIDENDS

Note 28. Shareholders’ equity

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

Reserves

Foreign currency translation reserve

Exchange differences arising on translation of the Group’s foreign operations, and any offsetting gains or losses on hedging the net investment are reflected in the foreign currency translation reserve. A cumulative credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised and recognised in the income statement on sale or disposal of the foreign operation.

Debt securities at FVOCI reserve (30 September 2019 – AASB 9)

This reserve was established on adoption of AASB 9 and comprises the changes in fair value of debt securities measured at fair value through other comprehensive income (except for interest income, impairment charges and foreign exchange gains and losses which are recognised in the income statement), net of any related hedge accounting adjustments and tax. These changes are transferred to non-interest income in the income statement when the asset is disposed.

Equity securities at FVOCI reserve (30 September 2019 – AASB 9)

This reserve was established on adoption of AASB 9 and comprises the changes in fair value of equity securities measured at fair value through other comprehensive income, net of tax. These changes are not transferred to the income statement when the asset is disposed.

Available-for-sale securities reserve (30 September 2018 – AASB 139)

This comprises the changes in the fair value of available-for-sale financial securities (including both debt and equity securities), net of any related hedge accounting adjustments and tax. These changes were transferred to non-interest income in the income statement when the asset is either disposed of or impaired. This reserve was closed on the adoption of AASB 9 and the closing balance was allocated to the debt securities at FVOCI reserve and equity securities at FVOCI reserve noted above for the relevant securities.

Cash flow hedge reserve

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

2019 Westpac Group Annual Report	277

Notes to the financial statements

Note 28. Shareholders’ equity (continued)

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Share capital
Ordinary share capital, fully paid	37,508	36,054	37,508	36,054
Treasury shares held for RSP[1]	(572)	(505)	(572)	(505)
Other treasury shares held[2]	19	12	(3)	(3)
Total treasury shares held	(553)	(493)	(575)	(508)
Total share capital	36,955	35,561	36,933	35,546
Non-controlling interests	53	52	–	–

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares.

Consolidated and Parent Entity
(number)	2019	2018
Opening balance	3,434,796,711	3,394,364,279
Dividend reinvestment plan[3]	55,132,062	21,242,667
Conversion of Westpac Convertible Preference Shares[4]	–	19,189,765
Closing balance	3,489,928,773	3,434,796,711

Ordinary shares purchased and sold on market

	2019	2019
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	1,061,442	25.27
RSP[5]	2,707,931	25.55
Westpac Performance Plan (WPP) - share rights exercised	184,043	26.73
Westpac Long Term Variable Reward Plan (LTVR) - options exercised[6]	37,831	27.68
As treasury shares:
Treasury shares sold	(308,263)	26.19
Net number of ordinary shares purchased/(sold) on market	3,682,984

For details of the share-based payment arrangements refer to Note 33.

1.           2019: 4,784,213 unvested shares held (2018: 3,943,660).

2.           2019: 1,721,532 shares held (2018: 2,029,795).

3.           The price per share for the issuance of shares in relation to the dividend reinvestment plan for the 2019 interim dividend was $27.36 and 2018 final dividend was $25.82 (2018: 2018 interim dividend was $28.11 and 2017 final dividend was $31.62).

4.           The conversion price per share for the issuance of shares in relation to the conversion of Westpac Convertible Preference Shares was $29.49.

5.           Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

6.           The average exercise price per share received was $23.40 on the exercise of the LTVR options.

278	2019 Westpac Group Annual Report

Notes to the financial statements

Note 28. Shareholders’ equity (continued)

Reconciliation of movement in reserves1

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Available-for-sale securities reserve
Opening balance	37	64	24	70
Impact on adoption of AASB 9	(37)	–	(24)	–
Net gains/(losses) from changes in fair value	–	(104)	–	(34)
Income tax effect	–	34	–	13
Transferred to income statements	–	66	–	(33)
Income tax effect	–	(25)	–	6
Exchange differences	–	2	–	2
Closing balance	–	37	–	24
Debt securities at FVOCI reserve
Opening balance	–	–	–	–
Impact on adoption of AASB 9	33	–	25	–
Net gains/(losses) from changes in fair value	(47)	–	(40)	–
Income tax effect	12	–	10	–
Transferred to income statements	(29)	–	(29)	–
Income tax effect	8	–	8	–
Exchange differences	1	–	1	–
Closing balance	(22)	–	(25)	–
Equity securities at FVOCI reserve
Opening balance	–	–	–	–
Impact on adoption of AASB 9	6	–	1	–
Net gains/(losses) from changes in fair value	11	–	(2)	–
Closing balance	17	–	(1)	–
Share-based payment reserve
Opening balance	1,534	1,431	1,425	1,322
Share-based payment expense	108	103	108	103
Closing balance	1,642	1,534	1,533	1,425
Cash flow hedge reserve
Opening balance	(125)	(154)	(69)	(94)
Net gains/(losses) from changes in fair value	(203)	(161)	(121)	(125)
Income tax effect	60	47	36	38
Transferred to income statements	197	203	128	160
Income tax effect	(58)	(60)	(39)	(48)
Closing balance	(129)	(125)	(65)	(69)
Foreign currency translation reserve
Opening balance	(351)	(529)	(307)	(481)
Exchange differences on translation of foreign operations	311	164	214	175
Gains/(losses) on net investment hedges	(129)	17	(52)	(1)
Transferred to income statements	(10)	(3)	–	–
Closing balance	(179)	(351)	(145)	(307)
Other reserves
Opening balance	(18)	(18)	41	41
Transactions with owners	–	–	–	–
Closing balance	(18)	(18)	41	41
Total reserves	1,311	1,077	1,338	1,114

1.           The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2019 Westpac Group Annual Report	279

Notes to the financial statements

Note 29. Capital adequacy

APRA measures an ADI’s regulatory capital using three measures:

Level of capital	Definition
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

•

a capital conservation buffer (CCB) of 3.5% for ADIs designated by APRA as domestic systemically important banks (D-SIBs) unless otherwise determined by APRA, which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and

•

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

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through the Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•	consideration of both economic and regulatory capital requirements;

•	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•	consideration of the perspective of external stakeholders’, including rating agencies and equity and debt investors.

In light of APRA’s ‘unquestionably strong’ capital benchmarks, Westpac will seek to operate with a CET1 capital ratio above 10.5% in March and September as measured under the existing capital framework. Additional buffers may also be held to reflect challenging or uncertain environments. This also takes into consideration:

•              current regulatory capital minimums and the CCB, which together are the total CET1 requirement;

•              stress testing to calibrate an appropriate buffer against a downturn; and

•              quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital level once APRA finalises its review of the capital adequacy framework.

Total regulatory capital developments

On 9 July 2019 APRA announced that it will require the major banks (including Westpac) to lift Total Regulatory Capital by three percentage points of RWA by 1 January 2024 in order to boost loss absorbing capacity and support orderly resolution. APRA also confirmed that its overall long term target of an additional four to five percentage points of loss absorbing capacity remains unchanged, and that it will consider the most feasible alternative method of sourcing the remaining one to two percentage points, taking into account the particular characteristics of the Australian financial system.

Further details of APRA’s regulatory changes are set out in the Significant Developments section of the 2019 Annual Report.

280	2019 Westpac Group Annual Report

Notes to the financial statements

Note 30. Dividends

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 80 cents per share (2018: 94 cents, 2017: 94 cents) all fully franked at 30%	2,791	3,227	3,186	2,792	3,229
Total dividends not recognised at year end	2,791	3,227	3,186	2,792	3,229

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP). The Board has decided to issue new shares to satisfy the DRP for the 2019 final dividend. The DRP will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent years are $1,558 million (2018: $1,357 million; 2017: $1,063 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2019 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2018: NZ$0.07, 2017: NZ$0.07) per share will be attached to the proposed 2019 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$860 million (2018: NZ$530 million, 2017: NZ$375 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

2019 Westpac Group Annual Report	281

Notes to the financial statements

GROUP STRUCTURE

Note 31. Investments in subsidiaries and associates

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

The following table includes the principal controlled entities of the Group as at 30 September 2019.

Name	Country of Incorporation	Name	Country of Incorporation
Advance Asset Management Limited	Australia	Westpac Financial Services Limited	Australia
Asgard Capital Management Limited	Australia	Westpac General Insurance Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac General Insurance Services Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
BT Funds Management Limited	Australia	Westpac Life Insurance Services Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Capital Finance Australia Limited	Australia	BT Funds Management (NZ) Limited	New Zealand
Crusade ABS Series 2017-1 Trust	Australia	Westpac Financial Services Group-NZ-Limited	New Zealand
Crusade ABS Series 2017-1P Trust	Australia	Westpac Life-NZ-Limited	New Zealand
Crusade Trust No.2P of 2008	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2014-2 WST Trust	Australia	Westpac NZ Covered Bond Limited[1]	New Zealand
Series 2015-1 WST Trust	Australia	Westpac NZ Operations Limited	New Zealand
Series 2019-1 WST Trust	Australia	Westpac NZ Securitisation Limited[1]	New Zealand
St.George Finance Limited	Australia	Westpac Securities NZ Limited	New Zealand
Westpac Covered Bond Trust	Australia	Westpac Term Pie Fund[2]	New Zealand
Westpac Equity Holdings Pty Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea
Westpac Financial Services Group Limited	Australia

1.           The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

2.           The Group has funding agreements in place with this entity and is deemed to have exposure to the associated risks and rewards. The entity is consolidated as the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

282	2019 Westpac Group Annual Report

Notes to the financial statements

Note 31. Investments in subsidiaries and associates (continued)

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

•              Westpac Cash PIE Fund;

•              Westpac Notice Saver PIE Fund; and

•              Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2019	2018
St.George Motor Finance Limited	75.0%	75.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

Non-controlling interests

Details of the balance of non-controlling interests are set out in Note 28. There are no non-controlling interests that are material to the Group.

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

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2019

Westpac sold its interest in Ascalon Capital Managers (Asia) Limited and Ascalon Capital Managers Limited on 8 February 2019 for a combined profit of $3 million recognised in non-interest income.

Businesses disposed during the year ending 30 September 2018

Westpac sold its interest in a number of Hastings offshore subsidiaries to Northill Capital. Completion of the sale of the US and UK entities occurred on 28 February 2018 and completion of the Singapore entity occurred on 23 March 2018, with a total loss of $9 million recognised in non-interest income.

Businesses disposed during the year ending 30 September 2017

No businesses were sold in the year ended 30 September 2017.

Details of the assets and liabilities which the Group ceased to control are provided in Note 37.

2019 Westpac Group Annual Report	283

Notes to the financial statements

Note 32. Structured entities

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

Structured entities are classified as subsidiaries and consolidated if they meet the definition in Note 31. If the Group does not control a structured entity then it will not be consolidated.

The Group engages in various transactions with both consolidated and unconsolidated structured entities that are mainly involved in securitisations, asset backed and other financing structures and managed funds.

Consolidated structured entities

Securitisation and covered bonds

The Group uses structured entities to securitise its financial assets, including two covered bond programs, to assign pools of residential mortgages to bankruptcy remote structured entities.

Refer to Note 24 for further details.

Group managed funds

The Group acts as the responsible entity and/or fund manager for various investment management funds. As fund manager, if the Group is deemed to be acting as a principal rather than an agent then it consolidates the fund. The principal versus agent decision requires judgement of whether the Group has sufficient exposure to variable returns.

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

Investment securities/ Available-for-sale securities

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

284	2019 Westpac Group Annual Report

Notes to the financial statements

Note 32. Structured entities1 (continued)

The following tables show the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

•              For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value; and

•              For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

Consolidated 2019 $m	Investment in third party mortgage and other asset-backed securities[2]	Financing to securitisation vehicles	Group managed funds	Interest in other structured entities	Total
Assets
Trading securities and financial assets measured at FVIS	1,827	–	–	282	2,109
Investment securities	6,940	–	–	–	6,940
Loans	–	20,979	9	22,817	43,805
Life insurance assets	–	–	4,885	1,879	6,764
Other assets	–	–	54	–	54
Total on-balance sheet exposures	8,767	20,979	4,948	24,978	59,672
Total notional amounts of off-balance sheet exposures	–	5,157	102	10,086	15,345
Maximum exposure to loss	8,767	26,136	5,050	35,064	75,017
Size of structured entities[3]	66,015	26,136	71,538	98,983	262,672

Consolidated 2018 $m	Investment in third party mortgage and other asset-backed securities[2]	Financing to securitisation vehicles	Group managed funds	Interest in other structured entities	Total
Assets
Trading securities and financial assets measured at FVIS	2,108	–	–	139	2,247
Available-for-sale securities	7,352	–	–	–	7,352
Loans	–	21,977	6	22,894	44,877
Life insurance assets	–	–	4,702	1,843	6,545
Other assets	–	–	47	–	47
Total on-balance sheet exposures	9,460	21,977	4,755	24,876	61,068
Total notional amounts of off-balance sheet exposures	–	5,145	60	7,988	13,193
Maximum exposure to loss	9,460	27,122	4,815	32,864	74,261
Size of structured entities[3]	58,976	27,122	66,524	100,427	253,049

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

1.         The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

2.         The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.

3.         Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

2019 Westpac Group Annual Report	285

Notes to the financial statements

OTHER

Note 33. Share-based payments

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

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share- based payment	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Share rights (allocated at no cost). Share options (no longer issued since October 2009).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term incentives for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price:
Shares rights	Nil	Nil	n/a	n/a
Share options	The market price of Westpac shares at the start of the performance period	The market price of Westpac shares at the start of the performance period.	n/a	n/a
Performance hurdles

Relative Total Shareholder return (TSR) over a four year performance period and average cash Return on Equity (cash ROE) over a three year performance period plus one year holding lock, each applying to half of the award (commencing with the 2016 LTVR award)[1].

		None	None	None

1.           For the 2015 LTVR awards, the relative TSR is subject to a four year performance period and cash EPS compound annual growth rate (CAGR) over a three year performance period plus one year holding lock. For awards granted for the periods 2011 to 2014 both the relative TSR and cash EPS CAGR hurdles are subject to a three year performance and vesting period. Relative TSR hurdled awards granted prior to 2011 were measured over an initial three year performance period with subsequent performance testing possible at the fourth and fifth anniversaries however further vesting may only occur if the relative TSR ranking has improved.

286	2019 Westpac Group Annual Report

Notes to the financial statements

Note 33. Share-based payments (continued)

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years[1]	Defined period set out at time of grant.	Defined period set out at time of grant.	1 year
Treatment at end of term	Lapse if not exercised.	Lapse if not exercised.	Vested shares are released from the RSP at the end of the vesting period. Shares granted prior to October 2009 may be held in the RSP for up to 10 years from the grant date.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

Each share-based payment scheme is quantified below:

(i) Westpac Long Term Variable Reward Plan (LTVR)

2019	Outstanding at 1 October 2018	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30 September 2019	Outstanding and exercisable at 30 September 2019
Share options	52,350	–	37,831	14,519	–	–
Weighted average exercise price	$23.40	–	$23.40	–	–	–
Weighted average remaining contractual life	0 years				–
Share rights	4,712,843	1,169,704	–	1,327,958	4,554,589	3,719
Weighted average remaining contractual life	10.9 years				12.3 years
2018	1 Oct 2017				30 Sept 2018
Share options	256,840	–	103,686	100,804	52,350	52,350
Weighted average exercise price	$26.36	–	$24.23	–	$23.40	$23.40
Performance share rights	5,231,904	808,290	2,929	1,324,422	4,712,843	3,719

The weighted average fair value at grant date of LTVR share rights issued during the year was $15.62 (2018: $17.86).

(ii) Westpac Performance Plan (WPP)

2019	Outstanding at 1 October 2018	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 30 September 2019	Outstanding and exercisable at 30 September 2019
Share rights
One-year vesting period	140,531	145,296	82,287	5,652	197,888	59,413
Two-year vesting period	253,390	146,139	78,180	31,440	289,909	48,833
Three-year vesting period	117,739	20,169	23,576	19,083	95,249	22,700
Four-year vesting period	162,229	74,042	–	32,851	203,420	–
Total share rights	673,889	385,646	184,043	89,026	786,466	130,946
Weighted average remaining contractual life	12.4 years				12.8 years
2018	1 Oct 2017				30 Sept 2018
Performance share rights	619,779	246,902	156,691	36,101	673,889	124,525

The weighted average fair value at grant date of WPP share rights issued during the year was $23.08 (2018: $27.83).

1.           For the 2015 LTVR awards, the relative TSR is subject to a four year performance period and cash EPS compound annual growth rate (CAGR) over a three year performance period plus one year holding lock. For awards granted for the periods 2011 to 2014 both the relative TSR and cash EPS CAGR hurdles are subject to a three year performance and vesting period. Relative TSR hurdled awards granted prior to 2011 were measured over an initial three year performance period with subsequent performance testing possible at the fourth and fifth anniversaries however further vesting may only occur if the relative TSR ranking has improved.

2019 Westpac Group Annual Report	287

Notes to the financial statements

Note 33. Share-based payments (continued)

(iii) Restricted Share Plan (RSP)

Allocation date[1]	Outstanding at 1 October 2018	Granted during the year	Released	Forfeited during the year	Outstanding at 30 September 2019
Granted prior to October 2009	346,732	–	346,732	–	–
Granted subsequent to October 2009	3,842,912	2,861,262	1,867,777	63,226	4,773,171
Total 2019	4,189,644	2,861,262	2,214,509	63,226	4,773,171
Total 2018	4,204,753	2,479,975	2,225,245	269,839	4,189,644

The weighted average fair value at grant date of RSP shares issued during the year was $25.20 (2018: $31.29).

(iv) Employee Share Plan (ESP)

	Allocation date	Number of participants	Average number of shares allocated per participant	Total Number of shares allocated	Market price per share[2]	Total fair value
2019	23 November 2018	27,245	39	1,062,555	$25.35	$26,935,769
2018	24 November 2017	27,557	31	854,267	$31.80	$27,165,691

The 2018 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2019 is $26 million (2018: $28 million) and is provided for as other employee benefits.

(v) CEO plans

Details of share-based payment arrangements held by the CEO, Brian Hartzer, are on the same terms and conditions as described above for the relevant plan.

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

The fair values of share rights without TSR based performance targets (i.e. share rights with cash EPS CAGR, economic profit and cash ROE performance targets) have been determined with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

Other significant assumptions include:

•                   a risk free rate of return of 2.1%, applied to TSR-hurdled grants;

•                   a dividend yield on Westpac shares of 7.5%, applied to TSR and ROE-hurdled grants;

•                   volatility in Westpac’s TSR of 20.3%, applied to TSR-hurdled grants; and

•                   volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

1.                For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

2.                The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

288	2019 Westpac Group Annual Report

Notes to the financial statements

Note 34. Superannuation commitments

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

Westpac had the following defined benefit plans at 30 September 2019:

Name of plan	Type	Form of benefit	Date of last actuarial assessment of the funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2018
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2017
Westpac Banking Corporation UK	Defined benefit	Indexed pension and lump sum	5 April 2018
Staff Superannuation Scheme (UKSS)
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

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

The defined benefit schemes expose the Group to the following risks:

•                   discount rate – reductions in the discount rate would increase the present value of the future payments;

•                   inflation rate – increases in the inflation rate would increase the payments to pensioners;

•                   investment risk – lower investment returns would increase the contributions needed to offset the shortfall;

•                   mortality risk – members may live longer than expected extending the cash flows payable by the Group;

•                   behavioural risk – higher proportion of members taking some of their benefits as a pension rather than a lump sum would increase the cashflows payable by the group; and

•                   legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

•                   secure attractive long term investment returns; and

•                   provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. The funding valuation of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $158 million (2018: $324 million). Current contribution rates are as follows:

•                   WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

•                   WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

•                   UKSS – contributions are made to the UKSS at the rate of £1.05 million per year.

Contributions

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Employer contributions	28	30	27	30
Member contributions	11	12	11	11

Expected employer contributions for the year ended 30 September 2020 are $26 million.

2019 Westpac Group Annual Report	289

Notes to the financial statements

Note 34. Superannuation commitments (continued)

Expense recognised

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Current service cost	33	37	42	32	37
Net interest cost on net benefit liability	(2)	1	8	(2)	-
Total defined benefit expense	31	38	50	30	37

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2019	2018	2019	2018
Benefit obligation at end of the year	2,799	2,314	2,710	2,239
Fair value of plan assets at end of the year	2,464	2,378	2,405	2,319
Net surplus/(deficit)	(335)	64	(305)	80
Defined benefit surplus[1]	73	89	73	89
Defined benefit deficit[2]	(408)	(25)	(378)	(9)
Net surplus/(deficit)	(335)	64	(305)	80

The average duration of the defined benefit obligation is 14 years (2018: 11 years).

Significant assumptions

	2019		2018
Consolidated and Parent Entity	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Discount rate	2.6%	1.1%-1.8%	4.1%	2.6%-2.9%
Salary increases	2.4%	3.0%-4.9%	2.9%	3%-5%
Inflation rate (pensioners received inflationary increase)	1.4%	2.0%-3.4%	1.9%	2%-3.5%
Life expectancy of a 60-year-old male	31.1	27.9-28.1	31.0	27.9-28.4
Life expectancy of a 60-year-old female	34.0	29.3-29.5	33.9	29.4-29.6

Sensitivity to changes in significant assumptions

The table below shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
Change in assumption	2019	2018
0.5% decrease in discount rate	205	120
0.5% increase in annual salary increases	14	8
0.5% increase in inflation rate (pensioners receive inflationary increases)	188	111
1 year increase in life expectancy	45	38

Asset allocation

Consolidated and Parent Entity	2019		2018
%	Australian Funds	Overseas Funds	Australian Funds	Overseas Funds
Cash	3%	3%	5%	2%
Equity instruments	45%	7%	45%	7%
Debt instruments	28%	5%	28%	80%
Property	10%	1%	10%	1%
Other assets	14%	84%	12%	10%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

1.                The defined benefit surplus is recognised in other assets.

2.                The defined benefit deficit is recognised in other liabilities.

290	2019 Westpac Group Annual Report

Notes to the financial statements

OTHER

Note 35. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2019	2018	2019	2018
Audit and audit-related fees
Audit fees
PwC Australia	28,153	19,999	28,025	19,967
Overseas PwC network firms	3,216	3,338	321	68
Total audit fees	31,369	23,337	28,346	20,035
Audit-related fees
PwC Australia	3,569	2,316	3,418	2,224
Overseas PwC network firms	128	117	2	–
Total audit-related fees	3,697	2,433	3,420	2,224
Total audit and audit-related fees	35,066	25,770	31,766	22,259
Tax fees
PwC Australia	53	169	53	49
Total tax fees	53	169	53	49
Other fees
PwC Australia	70	1,581	70	1,501
Overseas PwC network firms	502	–	502	–
Total other fees	572	1,581	572	1,501
Total audit and non-audit fees	35,691	27,520	32,391	23,809

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage PwC on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

PwC also received fees of $7.5 million (2018: $7.5 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

2019 Westpac Group Annual Report	291

Notes to the financial statements

Note 36. Related party disclosures

Related parties

Westpac’s related parties are those it controls or can exert significant influence over. Examples include subsidiaries, associates, joint ventures and superannuation plans as well as key management personnel and their related parties.

Key management personnel (KMP)

Key management personnel are those who, directly or indirectly, have authority and responsibility for planning, directing and controlling the activities of Westpac. This includes all Executives and Non-Executive Directors.

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 31

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in
Balances due to/from subsidiaries	Balance Sheet
Dividend income/Transactions with subsidiaries	Note 4
Interest income and Interest expense	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 27

The balances due to/from subsidiaries include a wide range of banking and other financial facilities.

The terms and conditions of related party transactions between the Parent Entity and subsidiaries are sometimes different to commercial terms and conditions. Related party transactions between the Parent Entity and subsidiaries eliminate on consolidation.

Associates - Note 31

The Group provides a wide range of banking and other financial facilities and funds management activities to its associates on commercial terms and conditions.

Superannuation plans

The Group contributed $347 million (2018: $348 million) to defined contribution plans and $28 million to defined benefit plans (2018: $30 million). Refer to Note 34.

Remuneration of KMP

Total remuneration of the KMP was:

$	Short-term Benefits	Post Employment Benefits	Other Long- term Benefits	Termination Benefits	Share-based Payments	Total
Consolidated
2019	23,805,197	712,883	36,572	558,984	20,691,480	45,805,116
2018	23,210,820	618,631	297,495	–	16,086,623	40,213,569
Parent Entity
2019	22,515,477	625,173	36,572	558,984	19,783,900	43,520,106
2018	21,807,008	537,187	297,495	–	15,301,417	37,943,107

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

$	Interest Payable for the Year	Closing Loan Balance	Number of KMP with Loans
2019	672,167	31,718,007	14
2018	650,969	17,498,526	13

292	2019 Westpac Group Annual Report

Notes to the financial statements

Note 36. Related party disclosures (continued)

Options and share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2019 by the CEO and other key management personnel (including their related parties):

	Latest Date of Exercise	Number of Share Rights
Managing Director & Chief Executive Officer
Brian Hartzer	Ranges from 1 October 2030 to 1 October 2033	840,679
Group Executives
Craig Bright	Ranges from 1 October 2033 to 1 October 2033	77,696
Lyn Cobley	Ranges from 1 October 2030 to 1 October 2033	356,810
Peter King	Ranges from 1 October 2030 to 1 October 2033	340,558
Rebecca Lim	Ranges from 1 October 2030 to 1 October 2033	193,217
David Lindberg	Ranges from 1 October 2030 to 1 April 2034	319,482
Carolyn McCann	Ranges from 1 October 2030 to 1 October 2033	78,548
David McLean	Ranges from 1 October 2022 to 1 October 2033	366,163
Christine Parker	Ranges from 1 October 2030 to 1 October 2033	260,523
David Stephen	Ranges from 1 October 2032 to 1 October 2033	278,698
Gary Thursby	Ranges from 1 October 2030 to 1 October 2033	213,978
Alastair Welsh	Ranges from 1 October 2030 to 1 October 2030	14,944
Former Group Executive
Brad Cooper	Ranges from 1 October 2030 to 1 October 2033	349,204
Dave Curran	Ranges from 1 October 2030 to 1 October 2033	246,376
George Frazis	Ranges from 1 October 2030 to 1 October 2033	332,577

The Group has not issued any options during the year and previously issued options has either been exercised or lapsed as at 1 October 2018.

2019 Westpac Group Annual Report	293

Notes to the financial statements

Note 37. Notes to the cash flow statements1

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Net profit for the year	6,790	8,099	7,997	7,121	8,144
Adjustments:
Depreciation, amortisation and impairment	1,079	1,144	1,269	1,082	952
Impairment charges	966	889	1,021	893	820
Net (decrease)/increase in current and deferred tax	(541)	(96)	(34)	(804)	(598)
(Increase)/decrease in accrued interest receivable	132	(83)	(75)	98	(74)
(Decrease)/increase in accrued interest payable	(341)	241	148	(321)	217
(Decrease)/increase in provisions	1,143	289	219	1,214	294
Other non-cash items	(832)	332	(419)	(329)	420
Cash flows from operating activities before changes in operating assets and liabilities	8,396	10,815	10,126	8,954	10,175
Net (increase)/decrease in derivative financial instruments	7,605	8,584	(5,042)	6,581	8,263
Net (increase)/decrease in life insurance assets and liabilities	(134)	(230)	219	-	-
(Increase)/decrease in other operating assets:
Collateral paid	(847)	969	2,320	(755)	662
Trading securities and other financial assets measured at fair value	(7,629)	3,492	(4,729)	(7,358)	2,815
Loans	(4,188)	(24,740)	(26,815)	(3,312)	(23,661)
Other financial assets	336	859	466	324	502
Other assets	(13)	10	67	(41)	33
(Decrease)/increase in other operating liabilities:
Collateral received	1,007	(295)	739	1,004	(606)
Deposits and other borrowings	1,113	23,928	23,062	963	20,783
Other financial liabilities	1,463	(3,632)	2,506	1,555	(3,742)
Other liabilities	(5)	10	(82)	(24)	17
Net cash provided by/(used in) operating activities	7,104	19,770	2,837	7,891	15,241

1.                The Group has adopted AASB 9 and AASB 15 from 1 October 2018. Comparatives have not been restated. In addition, the Group has made a number of presentational changes to the Balance Sheet. Comparatives have been restated. Refer to Note 1 for further detail.

294	2019 Westpac Group Annual Report

Notes to the financial statements

Note 37. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 31.

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Assets:
Cash and balances with central banks	3	10	–	–	–
Trading securities and financial assets measured at fair value	3	–	–	–	–
Property and equipment	–	2	–	–	–
Deferred tax assets	–	4	–	–	–
Intangible assets	–	15	–	–	–
Other financial assets	3	5	–	–	–
Total assets	9	36	–	–	–
Liabilities:
Provisions	–	2	–	–	–
Other liabilities	–	3	–	–	–
Total liabilities	–	5	–	–	–
Total equity attributable to owners of Westpac Banking Corporation	9	31	–	–	–
Cash proceeds (net of transaction costs)	2	19	–	–	–
Total consideration	2	19	–	–	–
Reserves recycled to income statement	10	3	–	–	–
Gain/(loss) on disposal	3	(9)	–	–	–
Reconciliation of cash proceeds from disposal
Cash proceeds received (net of transaction costs)	2	19	–	–	–
Less: Cash deconsolidated	(3)	(10)	–	–	–
Cash consideration (paid)/received (net of transaction costs and cash held)	(1)	9	–	–	–

Non-cash financing activities

	Consolidated			Parent Entity
$m	2019	2018	2017	2019	2018
Shares issued under the dividend reinvestment plan	1,489	631	1,452	1,489	631
Shares issued from the conversion of Westpac CPS	–	566	–	–	566

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

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $330 million (2018: $357 million) for the Group and $224 million (2018: $250 million) for the Parent Entity which are included in cash and balances with central banks.

2019 Westpac Group Annual Report	295

Notes to the financial statements

Note 38. Subsequent events

Since the end of the year ended 30 September 2019, the Board has determined to pay a fully franked final dividend of 80 cents per fully paid ordinary share. The dividend is expected to be $2,791 million. The dividend is not recognised as a liability as at 30 September 2019. The proposed payment date of the dividend is 20 December 2019.

The Board has determined to issue shares to satisfy the Dividend Re-investment Plan (DRP) for the final 2019 ordinary dividend. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 18 November 2019.

On 4 November 2019, Westpac announced that it will be undertaking an underwritten placement of fully paid ordinary shares in Westpac to institutional investors to raise $2 billion. As further announced, following the placement, Westpac will make a share purchase plan available to shareholders and to raise approximately $500 million, subject to scaleback, and with the ability to raise less or more.

No other matters have arisen since the year ended 30 September 2019 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Note 39. Accounting polices relating to prior years

Due to the adoption of AASB 9, the accounting policies relating to some financial instruments and related balances have changed. The policies applicable to the current year are provided in the relevant note to the financial statements above. As prior comparative years have not been restated, the accounting policies detailed below reflect the policies applicable to financial years prior to 2019 based on AASB 139. Refer to Note 1 for further information.

Accounting policy relating to impairment (Note 6 and Note 13)

Impairment charges (Note 6)

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

The impairment charge is recognised in the income statement with a corresponding reduction of the carrying value of the loan through an offsetting provision account (refer to Note 13).

In subsequent periods, objective evidence may indicate that an impairment charge should be reversed. Objective evidence could include a borrower’s credit rating or financial circumstances improving. The impairment charge is reversed in the income statement of that future period and the related provision for impairment is reduced.

Uncollectable loans

The policy for uncollectible loans is consistent with that applicable to 2019 based on AASB 9.

Provision for impairment charges (Note 13)

The Group recognises two types of impairment provisions for its loans, being provisions for loans which are:

•    individually assessed for impairment; and

•    collectively assessed for impairment.

The Group assesses impairment as follows:

•    individually for loans that exceed specified thresholds. Where there is objective evidence of impairment,

individually assessed provisions will be recognised; and

•    collectively for loans below the specified thresholds noted above or if there is no objective evidence of impairment. These loans are included in a group of loans with similar risk characteristics and collectively assessed for impairment. If there is objective evidence that the group of loans is collectively impaired, collectively assessed provisions will be recognised.

Critical accounting assumptions and estimates

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce differences between impairment provisions and actual loss experience.

296	2019 Westpac Group Annual Report

Notes to the financial statements

Note 39. Accounting polices relating to prior years (continued)

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

Accounting policy relating to classification and measurement of financial instruments (Policy prior to Note 10, Note 11 and Note 12)

Classification and measurement of financial assets and financial liabilities (Policy prior to Note 10)

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

Available-for-sale securities (Note 11)

Available-for-sale debt securities (government and other) and equity securities are held at fair value with gains and losses recognised in other comprehensive income (OCI) except for interest on debt securities, dividends on equity securities, and impairment charges which are recognised in the income statement.

The cumulative gain or loss recognised in OCI is subsequently recognised in the income statement when the instrument is disposed.

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

If impairment exists, the cumulative loss is removed from OCI and recognised in the income statement. Any subsequent reversals of impairment on debt securities are also recognised in the income statement. Subsequent reversal of impairment charges on equity instruments is not recognised in the income statement until the instrument is disposed.

Loans (Note 12)

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees. Loans are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provisions for impairment charges except for a portfolio of loans which are subsequently measured at fair value to reduce an accounting mismatch.

2019 Westpac Group Annual Report	297

Statutory statements

Directors’ declaration

In the Directors’ opinion:

(a)     the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2019’ are in accordance with the Corporations Act 2001, including:

(i)        complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)     giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2019 and of their performance for the financial year ended on that date; and

(b)     there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted	Brian Hartzer
Chairman	Managing Director & Chief Executive Officer
Sydney
4 November 2019

298	2019 Westpac Group Annual Report

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2019 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2019 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2019 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

2019 Westpac Group Annual Report	299

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of 30 September 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 30 September 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 September 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 September 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 30 September 2019 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 September 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The Company has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

300	2019 Westpac Group Annual Report

Statutory statements

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 298 of the 2019 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

2019 Westpac Group Annual Report	301

Statutory statements

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements, and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for expected credit losses

As described in Note 13 to the consolidated financial statements, the provision for expected credit losses (ECL) was $3,913m at 30 September 2019. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management’s model to determine the ECL includes significant judgment in assumptions used to determine when a significant increase in credit risk (SICR) has occurred, and in estimating forward looking macroeconomic scenarios (MES) and applying a probability weighting to different scenarios. There is also a significant volume of data used in the ECL model, which is sourced from relevant IT systems.

The principal considerations for our determination that performing procedures relating to the provision for ECL on loans is a critical audit matter are (i) there was significant judgment by management in determining the ECL, which in turn led to a high degree of auditor subjectivity in performing procedures related to the ECL model and assumptions used to estimate the ECL (ii) there was significant judgment and effort in evaluating audit evidence related to the model and assumptions used to determine the provision for ECL on loans (iii) the audit effort involved the use of professionals with specialized skill and knowledge (iv) the nature and extent of audit effort involved evaluating audit evidence related to critical data elements used in the model and (v) the nature and extent of audit testing related to user access for the relevant IT systems used in determining the provision for ECL on loans.

302	2019 Westpac Group Annual Report

Statutory statements

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s ECL estimation process, which included controls over the data, model and assumptions used in determining the provision for ECL on loans as well as IT general controls related to user access for the relevant IT systems. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the provision for ECL on loans by evaluating the reasonableness of the model and the assumptions applied for SICR and MES and (ii) testing the accuracy and completeness of selected critical data elements that are inputs used in the ECL model.

Valuation of Level 2 financial instruments at fair value

As described in Note 22 to the consolidated financial statements, the value of Level 2 financial instruments held by the Company at fair value was $120,742m assets and $85,776m liabilities. The fair value for these financial instruments, which are not actively traded, is determined using valuation techniques. Where a valuation model is used, significant data inputs are obtained from relevant product IT systems.

The principal considerations for our determination that performing procedures relating to valuation of Level 2 financial instruments at fair value is a critical audit matter are (i) there was significant judgment by management to determine the fair value of Level 2 financial instruments using internally-developed models, which include inputs and other estimation assumptions (ii) there was significant judgement and audit effort to evaluate the evidence obtained related to the valuation models, inputs and assumptions, as well as the audit effort involving the use of professionals with specialized skill and knowledge and (iii) the nature and extent of audit testing related to user access for the relevant IT systems used in determining the valuation of financial instruments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of financial instruments, including controls over certain models, significant assumptions and data inputs, as well as IT general controls related to user access for the relevant IT systems. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge that independently price or obtain independent inputs for models and compare to management’s fair value.

Compliance, regulation and remediation provisions and contingent liabilities

As described in Note 27 to the consolidated financial statements, the Company recorded compliance, regulation and remediation provisions of $1,572m at 30 September 2019. The compliance, regulation and remediation provisions relate to matters of potential misconduct in

2019 Westpac Group Annual Report	303

Statutory statements

providing services to customers identified as a result of regulatory action and internal reviews. An assessment of the likely cost to the Company of these matters (including applicable customer refunds) is made on a case-by-case basis and specific provisions or disclosures are made where management consider appropriate. There are large volumes of data from IT systems within the Company’s assessment. Disclosures are also required on contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably measured.

The principal considerations for our determination that performing procedures relating to compliance, regulation and remediation provisions and contingent liabilities is a critical audit matter are (i) significant judgment by management as to whether or not it is probable that a loss has occurred, (ii) significant judgment by management to quantify the provisions, which included assumptions related to the timing, nature and quantum of related cash outflows, (iii) the subjective nature of assessing the audit evidence for key assumptions in the provisions and contingent liabilities and (iv) and extent of audit testing related to user access for the relevant IT systems used in determining the provisions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of provisions to determine whether a present obligation exists and the probability, timing, nature and quantum of outflows that may arise from past events, as well as IT general controls related to user access for the relevant IT systems. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management’s evaluation, including controls over determining whether or not it is probable that a loss has occurred and whether the amount of loss can be reasonably measured. These procedures also included, among others, (i) evaluating the evidence of management’s quantification of provisions and the assumptions applied and (ii) assessing the appropriateness of disclosures.

PricewaterhouseCoopers

Sydney, Australia

November 4, 2019

We have served as the Company’s auditor since 1968.

304	2019 Westpac Group Annual Report

This page has been intentionally left blank

2019 Westpac Group Annual Report	305

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

306	2019 Westpac Group Annual Report

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 3 October 2019

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	816,515,538	23.40
J P Morgan Nominees Australia Pty Limited	481,851,187	13.81
Citicorp Nominees Pty Limited	208,567,202	5.98
National Nominees Limited	125,967,460	3.61
BNP Paribas Nominees Pty Limited <Agency Lending DRP A/C>	70,515,743	2.02
BNP Paribas NOMS Pty Ltd <DRP>	34,567,225	0.99
Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	29,565,543	0.85
HSBC Custody Nominees (Australia) Limited <NT-Comwlth Super Corp A/C>	27,514,450	0.79
Australian Foundation Investment Company Limited	15,545,000	0.45
Pacific Custodians Pty Limited	12,735,536	0.36
Argo Investments Limited	11,908,448	0.34
Milton Corporation Limited	10,545,458	0.30
AMP Life Limited	9,623,747	0.28
HSBC Custody Nominees (Australia) Limited	7,926,398	0.23
Netwealth Investments Limited	6,288,844	0.18
HSBC Custody Nominees (Australia) Limited-GSCo ECA	6,102,266	0.17
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd DRP	5,250,107	0.15
Australia Executor Trustees Limited	4,568,817	0.13
Navigator Australia Ltd	4,500,720	0.13
Nulis Nominees (Australia) Limited	4,243,532	0.12
Total of Top 20 registered shareholders[1]	1,894,303,221	54.29

As at 3 October 2019 there were 610,334 holders of our ordinary shares compared to 619,578 in 2018 and 633,272 in 20172. Ordinary shareholders with a registered address in Australia held approximately 96% of our fully paid share capital at 3 October 2019 (approximately 98% in 2018 and 98% in 2017).

Substantial shareholders as at 3 October 2019

As at 3 October 2019 BlackRock Group (comprised of BlackRock Inc. and its subsidiaries) and The Vanguard Group, Inc. (including its subsidiary Vanguard Investments Australia Ltd.) had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

BlackRock Group has been a substantial shareholder since 4 April 2017 and The Vanguard Group, Inc. has been a substantial shareholder since 17 July 2018.

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

At 30 September 2019, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 1,260,100 (0.036%) of the fully paid ordinary shares outstanding.

1.           As recorded on the share register by holder reference number.

2.           Numbers include employee holdings previously consolidated on the share registry.

2019 Westpac Group Annual Report	307

Shareholding information

Analysis by range of holdings of ordinary shares as at 3 October 2019

Number of Shares	Number of Holders of Fully Paid Ordinary Shares	%	Number of Fully Paid Ordinary Shares	%	Number of Holders of Share Options and Rights
1 – 1,000	332,831	54.53	127,962,909	3.67	24,049
1,001 – 5,000	211,921	34.72	490,047,791	14.04	313
5,001 – 10,000	39,153	6.42	273,610,658	7.84	18
10,001 – 100,000	25,775	4.22	542,968,274	15.56	99
100,001 and over	654	0.11	2,055,339,141	58.89	35
Totals	610,334	100	3,489,928,773	100	24,514

There were 12,715 shareholders holding less than a marketable parcel ($500) based on a market price of $28.50 at the close of trading on 3 October 2019.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 3 October 2019

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees (Australia) Limited	952,574	7.27
BT Portfolio Services Limited	250,000	1.91
Netwealth Investments Limited <Wrap Services A/C>	183,618	1.40
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd DRP	162,509	1.24
Netwealth Investments Limited <Super Services A/C>	156,340	1.19
HSBC Custody Nominees (Australia) Limited - A/C 2	148,949	1.14
Navigator Australia Ltd	131,450	1.00
Nulis Nominees (Australia) Limited	130,188	0.99
BNP Paribas Noms Pty Ltd <DRP>	108,764	0.83
Australian Executor Trustees Limited <IPS Super A/C>	81,674	0.62
Rakio Pty Ltd	63,000	0.48
J P Morgan Nominees Australia Pty Limited	61,784	0.47
National Nominees Limited	60,403	0.46
Dimbulu Pty Ltd	51,000	0.39
Domer Mining Co P/L	50,000	0.38
Royal FreeMasons Benevolent Institution	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Longhurst Management Services Pty Ltd	48,191	0.37
Alsop Pty Ltd	45,000	0.34
Australian Executor Trustees Limited <No 1 Account>	43,720	0.33
Total of Top 20 registered holders[1]:	2,829,164	21.57

1.           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 2 as at 3 October 2019

Number of Securities	Number of Holders of Westpac Capital Notes 2%		Number of Westpac Capital Notes 2%
1 – 1,000	13,851	88.28	4,799,668	36.62
1,001 – 5,000	1,605	10.23	3,312,756	25.28
5,001 – 10,000	147	0.94	1,048,730	8.00
10,001 – 100,000	77	0.49	1,720,159	13.13
100,001 and over	9	0.06	2,224,392	16.97
Totals	15,689	100	13,105,705	100

There were six security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $102.70 at the close of trading on 3 October 2019.

308	2019 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 3 October 2019

	Number of Westpac Capital Notes 3	% Held
HSBC Custody Nominees (Australia) Limited	1,178,530	8.90
JDB Services Pty Ltd	193,551	1.46
Berne No 132 Nominees Pty Ltd	190,458	1.44
Navigator Australia Ltd	168,753	1.27
National Nominees Limited	161,202	1.22
BNP Paribas Nominees Pty Limited HUB24 Custodial Serv Ltd DRP	154,273	1.16
Nulis Nominees (Australia) Limited	139,388	1.05
Balanced Property Pty Ltd	100,000	0.76
HSBC Custody Nominees (Australia) Limited - A/C 2	95,443	0.72
Seymour Group Pty Ltd	76,774	0.58
Netwealth Investments Limited	70,622	0.53
V S Access Pty Ltd	60,000	0.45
Dimbulu Pty Ltd	50,000	0.38
Invia Custodian Pty Limited	50,000	0.38
JMB Pty Ltd	50,000	0.38
Randazzo C & G Developments Pty Ltd	50,000	0.38
Wayrich Pty Ltd	50,000	0.38
BNP Paribas Nominees Pty Limited <DRP>	47,524	0.36
Marshstroke Pty Ltd	47,000	0.35
Jove Pty Ltd	44,550	0.34
Total of Top 20 registered holders[1]	2,978,068	22.49

1.    As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 3 as at 3 October 2019

Number of Securities	Number of Holders of Westpac Capital Notes 3%		Number of Westpac Capital Notes 3%
1 – 1,000	13,735	89.09	4,622,912	34.91
1,001 – 5,000	1,469	9.53	3,164,963	23.90
5,001 – 10,000	123	0.80	986,534	7.45
10,001 – 100,000	83	0.54	2,283,716	17.24
100,001 and over	7	0.05	2,186,155	16.51
Totals	15,417	100	13,244,280	100

There were seven security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $102.82 at the close of trading on 3 October 2019.

2019 Westpac Group Annual Report	309

Shareholding information

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 3 October 2019

	Number of Westpac Capital Notes 4	% Held
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,000,000	17.63
HSBC Custody Nominees (Australia) Limited	1,341,442	7.88
National Nominees Limited	309,667	1.82
Citicorp Nominees Pty Limited	200,413	1.18
BNP Paribas Noms Pty Ltd	175,152	1.03
Nora Goodrdge Invsetments Pty Limited	165,000	0.97
Mutual Trust Pty Ltd	136,875	0.80
Netwealth Investments Limited	117,174	0.69
HSBC Custody Nominees (Australia) Limited - A/C 2	114,220	0.67
Australian Executor Trustees Limited	111,143	0.65
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd DRP	109,477	0.64
Zashvin Pty Ltd	104,000	0.61
Dimbulu Pty Ltd	100,000	0.59
Navigator Australia Ltd	78,895	0.46
Nulis Nominees (Australia) Limited	78,670	0.46
Taverners No 11 Pty Ltd	63,763	0.37
J P Morgan Nominees Australia Pty Limited	62,280	0.37
Williambury Pty Ltd	60,000	0.35
V S Access Pty Ltd	51,570	0.30
JMB Pty Ltd	50,000	0.29
Total of Top 20 registered holders[1]	6,429,741	37.76

1.           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 4 as at 3 October 2019

Number of Securities	Number of Holders of Westpac Capital Notes 4%		Number of Westpac Capital Notes 4%
1 – 1,000	16,011	89.64	5,108,624	30.01
1,001 – 5,000	1,636	9.16	3,391,551	19.93
5,001 – 10,000	141	0.79	1,049,608	6.17
10,001 – 100,000	61	0.34	1,586,188	9.32
100,001 and over	12	0.07	5,884,563	34.57
Totals	17,861	100	17,020,534	100

There were three security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $105.90 at the close of trading on 3 October 2019.

310	2019 Westpac Group Annual Report

Shareholding information

Westpac Capital Notes 5

Top 20 holders of Westpac Capital Notes 5 as at 3 October 2019

	Number of Westpac Capital Notes 5	% Held
HSBC Custody Nominees (Australia) Limited	1,545,482	9.14
National Nominees Limited	469,762	2.78
J P Morgan Nominees Australia Limited	211,296	1.25
IOOF Investment Management Limited	170,672	1.01
Navigator Australia Ltd	155,138	0.92
HSBC Custody Nominees (Australia) Limited - A/C 2	136,064	0.80
Dimbulu Pty Ltd	100,000	0.59
Nulis Nominees (Australia) Limited	97,990	0.58
BNP Paribas Nominees Pty Ltd	95,032	0.56
Netwealth Investments Limited	94,859	0.56
Citicorp Nominees Pty Limited	92,355	0.55
Zashvin Pty Ltd	92,220	0.55
Randazzo C & G Developments Pty Ltd	92,000	0.54
Berne No 132 Nominees Pty Ltd	60,000	0.35
Nora Goodridge Investments Pty Limited	60,000	0.35
Mrs Linda Anne Van Lieshout	60,000	0.35
Rakio Pty Ltd	55,000	0.33
Mccusker Foundation Ltd	50,685	0.30
Avanteos Investments Limited	50,000	0.30
JMB Pty Ltd	50,000	0.30
Total of Top 20 registered holders[1]	3,738,555	22.11

1.           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 5 as at 3 October 2019

Number of Securities	Number of Holders of Westpac Capital Notes 5%		Number of Westpac Capital Notes 5%
1 – 1,000	16,269	87.45	5,661,147	33.49
1,001 – 5,000	2,041	10.97	4,308,544	25.49
5,001 – 10,000	184	0.99	1,353,746	8.01
10,001 – 100,000	100	0.54	2,482,834	14.69
100,001 and over	10	0.05	3,097,112	18.32
Totals	18,604	100	16,903,383	100

There were seven security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 5 based on a market price of $102.40 at the close of trading on 3 October 2019.

2019 Westpac Group Annual Report	311

Shareholding information

Westpac Capital Notes 6

Top 20 holders of Westpac Capital Notes 6 as at 3 October 2019

	Number of Westpac Capital Notes 6	% Held
HSBC Custody Nominees (Australia) Limited	1,561,998	10.98
BNP Paribas Noms Pty Ltd <DRP>	280,014	1.97
BT Portfolio Services Limited	200,000	1.41
Netwealth Investments Limited	153,552	1.08
J P Morgan Nominees Australia Pty Limited	150,299	1.06
HSBC Custody Nominees (Australia) Limited - A/C 2	136,501	0.96
Navigator Australia Ltd <MLC Investment Sett A/C>	115,183	0.81
National Nominees Limited	111,299	0.78
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd DRP	110,833	0.78
Australian Executor Trustees Limited	108,266	0.76
Dimbulu Pty Ltd	100,000	0.70
G Harvey Investments Pty Limited	100,000	0.70
V S Access Pty Ltd	90,000	0.63
Citicorp Nominees Pty Limited	61,157	0.43
179 Hyde Investment Pty Ltd	60,000	0.42
Mutual Trust Pty Ltd	59,064	0.42
Nulis Nominees (Australia) Limited	56,784	0.40
Eastcote Pty Ltd	50,000	0.35
Willimbury Pty Ltd	50,000	0.35
Mr Roni G Sikh	41,169	0.29
Total of Top 20 registered holders[1]	3,596,119	25.28

1.           As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 6 as at 3 October 2019

Number of Securities	Number of Holders of Westpac Capital Notes 6%		Number of Westpac Capital Notes 6%
1 – 1,000	12,273	86.76	4,463,856	31.37
1,001 – 5,000	1,621	11.46	3,538,469	24.87
5,001 – 10,000	163	1.15	1,258,436	8.84
10,001 – 100,000	79	0.56	2,041,874	14.35
100,001 and over	10	0.07	2,927,945	20.58
Totals	14,146	100	14,230,580	100

There was one security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 6 based on a market price of $105.01 at the close of trading on 3 October 2019.

Voting rights of Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6

In accordance with the terms of issue, holders of Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 or Westpac Capital Notes 6 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

312	2019 Westpac Group Annual Report

Shareholding information

Domicile1 of ordinary shareholders as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Shares and Options	% of Issued Shares and Options
Australia	583,939	95.68	3,434,932,550	98.43
New Zealand	22,318	3.66	39,042,253	1.12
United Kingdom	1,537	0.25	2,942,274	0.08
United States	557	0.09	1,465,471	0.04
Other overseas	1,983	0.32	11,546,225	0.33
Total	610,334	100	3,489,928,773	100

Domicile1 of holders of Westpac Capital Notes 2 as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 2	% of Issued Westpac Capital Notes 2
Australia	15,668	99.87	13,063,747	99.68
New Zealand	3	0.02	24,827	0.19
United Kingdom	2	0.01	1,200	0.01
United States	2	0.01	1,032	0.01
Other overseas	14	0.09	14,899	0.11
Total	15,689	100	13,105,705	100

Domicile1 of holders of Westpac Capital Notes 3 as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 3	% of Issued Westpac Capital Notes 3
Australia	15,392	99.83	13,189,098	99.58
New Zealand	7	0.05	5,400	0.04
United Kingdom	2	0.01	800	0.01
United States	1	0.01	400	0.00
Other overseas	15	0.10	48,582	0.37
Total	15,417	100	13,244,280	100

Domicile1 of holders of Westpac Capital Notes 4 as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 4	% of Issued Westpac Capital Notes 4
Australia	17,840	99.88	16,996,917	99.86
New Zealand	5	0.03	2,245	0.01
United Kingdom	1	0.01	1,913	0.01
United States	2	0.01	733	0.00
Other overseas	13	0.07	18,726	0.11
Total	17,861	100	17,020,534	100.00

Domicile1 of holders of Westpac Capital Notes 5 as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 5	% of Issued Westpac Capital Notes 5
Australia	18,579	99.86	16,885,913	99.90
New Zealand	5	0.03	3,964	0.02
United Kingdom	2	0.01	1,200	0.01
United States	2	0.01	410	0.00
Other overseas	16	0.09	11,896	0.07
Total	18,604	100	16,903,383	100

1.           Based on registered address of holder.

2019 Westpac Group Annual Report	313

Shareholding information

Domicile1 of holders of Westpac Capital Notes 6 as at 3 October 2019

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 6	% of Issued Westpac Capital Notes 6
Australia	14,139	99.95	14,219,400	99.92
New Zealand	0	0.00	-	0.00
United Kingdom	0	0.00	-	0.00
United States	1	0.01	300	0.00
Other overseas	6	0.04	10,880	0.08
Total	14,146	100	14,230,580	100

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing one ordinary share, are listed on the NYSE2.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[3]		Per ADS in US$[2]
Financial year ending	High	Low	High	Low
September 2019	30.05	23.30	20.51	16.48
September 2018	33.68	27.24	26.27	19.64
September 2017	35.39	28.92	27.05	21.23
September 2016	33.74	27.57	25.20	20.13
September 2015	40.07	29.10	31.18	20.43

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2019:
September	30.05	27.21	20.51	18.53
June	28.84	25.39	19.93	17.35
March	27.47	24.05	19.22	17.39
2018:
December	27.91	23.30	19.92	16.48
September	30.44	27.30	22.35	19.64
June	30.33	27.24	22.74	20.55
March	31.74	28.44	25.23	21.92
2017:
December	33.68	30.68	26.27	23.30
September	32.85	30.30	26.16	23.29
June	35.30	29.40	26.66	22.30
March	35.39	31.52	27.00	23.87
2016:
December	33.00	28.92	23.48	22.96
September	31.29	27.83	23.80	21.16
June	32.00	27.57	24.47	20.46
March	33.46	27.69	25.20	20.13

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2019	High	Low	High	Low
September	30.05	27.89	20.51	19.03
August	28.97	27.21	19.65	18.53
July	29.11	27.44	19.92	19.38
June	28.47	26.96	19.93	18.97
May	28.84	25.39	19.70	17.35
April	27.79	25.54	19.55	18.35

1.           Based on registered address of holder.

2.           On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary shares to one ADS representing one Westpac fully paid ordinary share.

3.           Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

314	2019 Westpac Group Annual Report

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

Category of Expense Reimbursed to Westpac or Fee Waived	Reimbursed or Waived for 2019
Investor relations	US$534,076.20
Total	US$534,076.20

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

2019 Westpac Group Annual Report	315

Shareholding information

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to a number of exemptions, authorities and approvals, there are no general restrictions from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. At the present time, these include:

(a)          withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments;

(b)          the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of individuals or entities including:

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

(c)          the United Nations Security Council (UNSC) financial sanctions administered by DFAT, including:

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

316	2019 Westpac Group Annual Report

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

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of ‘associate’ and ‘relevant interest’ are broadly defined in the Corporations Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

(a)          are the holder of that share;

(b)          have power to exercise, or control the exercise of, a right to vote attached to that share; or

(c)          have power to dispose of, or control the exercise of a power to dispose of, that share.

It does not matter how remote the relevant interest is or how it arises. If two or more persons can jointly exercise any one of these powers, each of them is taken to have that power. Nor does it matter that the power or control is express or implied, formal or informal, exercisable either alone or jointly with someone else.

The American Depositary Shares (ADS) agreement

There is a Deposit Agreement between The Bank of New York Mellon as Depositary, and Westpac, and the record holders from time to time of all ADS. Holders of our ADS are subject to the foregoing limitations on the rights of non- residents or non-citizens of Australia to own or vote Westpac shares. Record holders of ADS are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADS and related ordinary shares as well as to the identity of any other person interested in such ADS and related ordinary shares and the nature of such interest.

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

2019 Westpac Group Annual Report	317

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

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company who holds those shares on capital account will be free from income tax in Australia. The main exceptions are:

•      shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to tax. Losses may give rise to capital losses or be otherwise deductible; and

•      shares held in companies where the shareholder and its associates have held at the time of disposal (or at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply.

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

For the purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes:

•      an individual who is a citizen or resident of the US;

•      a corporation created or organised in or under the laws of the US or any state thereof or the District of Columbia;

•      an estate, the income of which is subject to US federal income taxation regardless of its source; or

•      a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

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

318	2019 Westpac Group Annual Report

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

Subject to certain limitations, Australian tax withheld in accordance with the Tax Treaty and paid over to Australia may be claimed as a foreign tax credit against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to a preferential tax rate. A US holder that does not elect to claim a US foreign tax credit for Australian income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the US holder elects to do so with respect to all non- US income taxes paid or accrued in such taxable year.

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

2019 Westpac Group Annual Report	319

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

Directors’ voting powers

Under clause 9.11(a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

(a)          hold any office or place of profit in our company, except that of auditor;

(b)          hold any office or place of profit in any other company, body corporate, trust or entity promoted by our company or in which it has an interest of any kind;

(c)          enter into any contract or arrangement with our company;

(d)         participate in any association, institution, fund, trust or scheme for past or present employees or directors of our company or persons dependent on or connected with them;

(e)          act in a professional capacity (or be a member of a firm that acts in a professional capacity) for our company, except as auditor; and

(f)             participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and be present at any meeting where any matter is being considered by the Directors.

Under clause 9.11(b) of our constitution, a Director may do any of the above despite the fiduciary relationship of the Director’s office:

(a)          without any liability to account to our company for any direct or indirect benefit accruing to the Director; and

(b)          without affecting the validity of any contract or arrangement.

Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191(2) of the Corporations Act, where the Director’s interest:

(a)          arises because the Director is a shareholder of the company and is held in common with other shareholders;

(b)          arises in relation to the Director’s remuneration as a Director of the company;

(c)          relates to a contract the company is proposing to enter into that is subject to shareholder approval and will not impose obligations on the company if not approved by shareholders;

(d)         arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the company;

(e)          arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to in (d);

(f)             relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of the company (but only if the contract does not make the company or related body corporate the insurer);

(g)         relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or

(h)         is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a Director of that related body corporate.

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

320	2019 Westpac Group Annual Report

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

2019 Westpac Group Annual Report	321

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

322	2019 Westpac Group Annual Report

Additional information

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September

	2020[2]	2019	2018	2017	2016	2015

			(US$ per A$1.00)
High		0.7360	0.8105	0.8071	0.7817	0.8904
Low		0.6730	0.7107	0.7174	0.6855	0.6917
Average[3]	n/a	0.7023	0.7583	0.7624	0.7385	0.7781
Close (on 30 September)[4]	n/a	0.6746	0.7238	0.7840	0.7667	0.7020

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

			Month
	October	September	August	July	June	May
	2019[2]	2019	2019	2019	2019	2019

			(US$ per A$1.00)
High	0.6764	0.6886	0.6858	0.7043	0.7009	0.7038
Low	0.6698	0.6746	0.6730	0.6872	0.6860	0.6874

1.	The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Through to 4 October 2019. On 4 October 2019, the noon buying rate was A$1.00 = US$0.6764.

3.	The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4.	The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

2019 Westpac Group Annual Report	323

Information for shareholders

Financial calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6 are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares (ASXcode: WBC, NYSEcode: WBK)
New York ex-dividend date for final dividend	8 November 2019
Ex-dividend date for final dividend	12 November 2019
New York record date for final dividend	12 November 2019
Record date for final dividend	13 November 2019
Annual General Meeting	12 December 2019
Final dividend payable	20 December 2019
Financial Half Year end	31 March 2020
Interim results and dividend announcement	4 May 2020
New York ex-dividend date for interim dividend	13 May 2020
Ex-dividend date for interim dividend	14 May 2020
New York record date for interim dividend	14 May 2020
Record date for interim dividend	15 May 2020
Interim dividend payable	25 June 2020
Financial Year end	30 September 2020
Final results and dividend announcement	2 November 2020
New York ex-dividend date for final dividend	9 November 2020
New York record date for final dividend	10 November 2020
Ex-dividend date for final dividend	11 November 2020
Record date for final dividend	12 November 2020
Annual General Meeting	11 December 2020[1]
Final dividend payable	18 December 2020

1.	Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

Westpac Capital Notes 2 (ASX code: WBCPE)
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[1]
Payment date for quarterly distribution	23 December 2019
Ex-date for quarterly distribution	12 March 2020
Record date for quarterly distribution	13 March 2020[1]
Payment date for quarterly distribution	23 March 2020
Ex-date for quarterly distribution	12 June 2020
Record date for quarterly distribution	15 June 2020
Payment date for quarterly distribution	23 June 2020
Ex-date for quarterly distribution	14 September 2020
Record date for quarterly distribution	15 September 2020
Payment date for quarterly distribution	23 September 2020
Ex-date for quarterly distribution	14 December 2020
Record date for quarterly distribution	15 December 2020
Payment date for quarterly distribution	23 December 2020

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

Westpac Capital Notes 3 (ASX code: WBCPF)
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[1]
Payment date for quarterly distribution	23 December 2019[2]
Ex-date for quarterly distribution	12 March 2020
Record date for quarterly distribution	13 March 2020[1]
Payment date for quarterly distribution	23 March 2020[2]
Ex-date for quarterly distribution	11 June 2020
Record date for quarterly distribution	12 June 2020[1]
Payment date for quarterly distribution	22 June 2020
Ex-date for quarterly distribution	11 September 2020
Record date for quarterly distribution	14 September 2020
Payment date for quarterly distribution	22 September 2020
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

2.	Adjusted to next business day as payment date falls on a non-ASX business day.

Westpac Capital Notes 4 (ASX code: WBCPG)
Ex-date for quarterly distribution	19 December 2019
Record date for quarterly distribution	20 December 2019[1]
Payment date for quarterly distribution	30 December 2019
Ex-date for quarterly distribution	19 March 2020
Record date for quarterly distribution	20 March 2020[1]
Payment date for quarterly distribution	30 March 2020
Ex-date for quarterly distribution	19 June 2020
Record date for quarterly distribution	22 June 2020
Payment date for quarterly distribution	30 June 2020
Ex-date for quarterly distribution	21 September 2020
Record date for quarterly distribution	22 September 2020
Payment date for quarterly distribution	30 September 2020
Ex-date for quarterly distribution	21 December 2020
Record date for quarterly distribution	22 December 2020
Payment date for quarterly distribution	30 December 2020

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day.

324	2019 Westpac Group Annual Report

Information for shareholders

Westpac Capital Notes 5 (ASX code: WBCPH)
Ex-date for quarterly distribution	12 December 2019
Record date for quarterly distribution	13 December 2019[1]
Payment date for quarterly distribution	23 December 2019[2]
Ex-date for quarterly distribution	12 March 2020
Record date for quarterly distribution	13 March 2020[1]
Payment date for quarterly distribution	23 March 2020[2]
Ex-date for quarterly distribution	11 June 2020
Record date for quarterly distribution	12 June 2020[1]
Payment date for quarterly distribution	22 June 2020
Ex-date for quarterly distribution	11 September 2020
Record date for quarterly distribution	14 September 2020
Payment date for quarterly distribution	22 September 2020
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

2.	Adjusted to next business day as payment date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

Westpac Capital Notes 6 (ASX code: WBCPI)
Ex-date for quarterly distribution	9 December 2019
Record date for quarterly distribution	10 December 2019
Payment date for quarterly distribution	18 December 2019
Ex-date for quarterly distribution	9 March 2020
Record date for quarterly distribution	10 March 2020
Payment date for quarterly distribution	18 March 2020
Ex-date for quarterly distribution	9 June 2020
Record date for quarterly distribution	10 June 2020
Payment date for quarterly distribution	18 June 2020
Ex-date for quarterly distribution	9 September 2020
Record date for quarterly distribution	10 September 2020
Payment date for quarterly distribution	18 September 2020
Ex-date for quarterly distribution	9 December 2020
Record date for quarterly distribution	10 December 2020
Payment date for quarterly distribution	18 December 2020

Westpac NZD Subordinated Notes (NZX code: WBC010)
Ex-date for quarterly interest payment	20 November 2019
Record date for quarterly interest payment	21 November 2019
Payment date for quarterly interest payment	2 December 2019[1]
Ex-date for quarterly interest payment	19 February 2020
Record date for quarterly interest payment	20 February 2020
Payment date for quarterly interest payment	2 March 2020[1]
Ex-date for quarterly interest payment	21 May 2020
Record date for quarterly interest payment	22 May 2020
Payment date for quarterly interest payment	2 June 2020[1]
Ex-date for quarterly interest payment	20 August 2020
Record date for quarterly interest payment	21 August 2020[2]
Payment date for quarterly interest payment	1 September 2020
Ex-date for quarterly interest payment	19 November 2020
Record date for quarterly interest payment	20 November 2020[2]
Payment date for quarterly interest payment	1 December 2020

1.	Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

2.	Adjusted to immediately preceding business day as record date falls on a date on which banks are not open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the International Convention Centre, 14 Darling Drive, Sydney, on Thursday, 12 December 2019. The AGM will commence at 10.00am (Sydney time) and shareholder registration will open at 9:00am (Sydney time).

The AGM will be webcast live on Westpac’s website at www.westpac.com.au/investorcentre and an archived version of the webcast will be available on the website for viewing at a later time.

2019 Westpac Group Annual Report	325

Information for shareholders

Useful information

Key sources of information for shareholders

We report our full year performance to shareholders, in late October or early November, in the following forms: an Annual Review & Sustainability Report; an Annual Report; a Sustainability Performance Report; an Investor Discussion Pack and earnings releases.

Electronic communications

Shareholders can elect to receive the following communications electronically:

•	Annual Review & Sustainability Report and Annual Report;

•	Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP);

•	Notices of Meetings and proxy forms; and

•	Major company announcements.

Opt for electronic communications by logging into Westpac’s Share Registrar’s Investor Centre at www. linkmarketservices.com.au.

Online information

Australia

Westpac’s website www.westpac.com.au provides information for shareholders and customers, including:

•	access to internet banking and online investing services;

•	details on Westpac’s products and services;

•	company history, results, market releases and news; and

•	corporate responsibility and Westpac in the community activities.

Investors can access the Investor Centre at www.westpac.com.au/investorcentre. The Investor Centre includes the current Westpac share price and links to the latest ASX announcements and Westpac’s Share Registrars’ websites.

New Zealand

Westpac’s New Zealand website www.westpac.co.nz provides:

•	access to internet banking services;

•	details on products and services;

•	economic updates, news and information, key financial results; and

•	sponsorships and other community activities.

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

•	Westpac Investor Relations
275 Kent Street
Sydney NSW 2000 Australia
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Stock exchange listings

Westpac ordinary shares are listed on:

•	Australian Securities Exchange (code WBC);

•	New York Stock Exchange (NYSE), as American Depositary Shares (code WBK); and

•	New Zealand Exchange Limited (code WBC).

Share registrars

Shareholders can check and update their information in Westpac’s Share Registrars’ online Investor Centres, see details below. In Australia, broker sponsored holders must contact their broker to amend their address.

Australia – Ordinary shares on the main register, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6

Link Market Services Limited

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

PO Box 505000

Louisville, KY 40233-5000, USA

https://www-us.computershare.com/investor

American Depositary Shares holder enquiries:

Telephone: 1-888-269-2377 (toll free in USA)

International: +1 201 680 6825

Email: shrrelations@bnymellon.com

1.     Each ADS represents one fully paid ordinary share.

326	2019 Westpac Group Annual Report

Glossary of abbreviations and defined terms

AAS	Australian Accounting Standards
AASB	Australian Accounting Standards Board
ABS	Asset-backed securities
ACCC	Australian Competition and Consumer Commission
ADI	Authorised Deposit-taking Institution
ADRs	American Depositary Receipts
ADS	American Depositary Shares
Advanced IRB	Advanced Internal Ratings Based
AGM	Annual General Meeting
AIRB	Advanced Internal Ratings Based
ALCO	Westpac Asset and Liability Committee
ALM	Asset and Liability Management
AMA	Advanced Measurement Approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASXCGC	ASX Corporate Governance Council
AT1	Additional Tier 1
ATMs	Automatic teller machines
ATO	Australian Taxation Office
AUSTRAC	Australian Transaction Reports and Analysis Centre
BAC	Board Audit Committee
BankSA	Bank of South Australia
BBSW	Bank Bill Swap Reference Rate
BCBS	Basel Committee on Banking Supervision
bps	Basis points
BRCC	Board Risk & Compliance Committee
BTFG	BT Financial Group (Australia)
CAGR	Compound annual growth rate
CAPs	Collectively assessed provisions
Cash EPS	Cash earnings per share
CCB	Capital Conservation Buffer
CDS	Credit default swap
CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan
CEO RSP	Chief Executive Officer Restricted Share Plan
CET1	Common Equity Tier 1
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CGU	Cash Generating Unit
CHF	Swiss franc
CLF	Committed Liquidity Facility
Corporations Act	Corporations Act 2001 (Cth)
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPM	Credit Portfolio Management
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CRS	Common Reporting Standard
CVA	Credit valuation adjustment
DFAT	Department of Foreign Affairs and Trade
DRP	Dividend Reinvestment Plan
D-SIB	Domestic Systemically Important Banks
EAD	Exposure at default
ECL	Expected credit loss
EPS	Earnings per share
ESG	Environmental, social and governance
ESP	Employee Share Plan
FBT	Fringe benefits tax
FCA	Financial Conduct Authority
FCS	Financial Claims Scheme
FMA	Financial Markets Authority
FSB	Financial Stability Board
FTE	Full time equivalent employees
FUA	Funds under administration
FUM	Funds under management
FVA	Funding Valuation Adjustment
FX	Foreign Exchange
GHG	Greenhouse gas
G-SIBs	Global Systemically Important Banks

2019 Westpac Group Annual Report	327

Glossary of abbreviations and defined terms

Hastings	Hastings Funds Management Limited
HKMA	Hong Kong Monetary Authority
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
IOSCO	International Organization of Securities Commission
IRRBB	Interest Rate Risk in the Banking Book
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
KMP	Key Management Personnel
LCR	Liquidity Coverage Ratio
LGBTIQ+	Lesbian, gay, bisexual, transgender, intersex and queer
LGD	Loss given default
LIBOR	London InterBank Offer Rate
LMI	Lenders mortgage insurance
LTIFR	Lost Time Injury Frequency Rate
LTVR	Long Term Variable Reward
LVR	Loan to value ratio
Moody’s	Moody’s Investors Service
NaR	Net interest income-at-risk
NII	Net interest income
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
NZX	New Zealand Exchange Limited
OBR	Open Bank Resolution
OCC	Office of the Comptroller of the Currency
OFAC	Office of Foreign Assets Control
OTC	Over the counter
PD	Probability of default
PFIC	Passive foreign investment company
PNG	Papua New Guinea
RAMS	RAMS Home Loans
RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand
RISKCO	Westpac Group Executive Risk Committee
RMBS	Residential Mortgage Backed Securities
ROE	Return on equity
Cash ROE	Return on equity on a cash earnings basis
RSP	Restricted Share Plan
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SEC	US Securities and Exchange Commission
SME	Small to medium enterprises
SOx	Sarbanes-Oxley Act of 2002
STVR	Short Term Variable Reward
TCE	Total committed exposures
TLAC	Total Loss Absorbing Capacity
TSR	Total Shareholder Return
UK	United Kingdom
UKSS	Westpac Banking Corporation UK Staff Superannuation Scheme
UNSC	United Nations Security Council
US	United States
VaR	Value at Risk
VWAP	Volume weighted average price
Westpac CPS	Westpac Convertible Preference Shares
WGP	Westpac Group Plan
WHS	Workplace Health and Safety
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WRP	Westpac Reward Plan
WSNZL	Westpac Securities NZ Limited

328	2019 Westpac Group Annual Report

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

2.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

8.	List of controlled entities – refer to Note 31 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 4 November 2019.

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Scheme Document

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

2019 Westpac Group Annual Report	329

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury & Technology

Dated November 4, 2019