Form 20-F
period 2020-09-30
WESTPAC BANKING CORP
filed 2020-11-04
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2020

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
Attention: Branch Manager, telephone number: (212) 551-1800

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares		Listed on the New York Stock Exchange, not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
American Depositary Shares, each representing the right to receive one ordinary share	WBK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.600% Notes due November 23, 2020, 2.650% Notes due January 25, 2021, Floating Rate Notes due January 25, 2021, 2.100% Notes due May 13, 2021, Floating Rate Notes due May 13, 2021, 2.000% Notes due August 19, 2021, Floating Rate Notes due August 19, 2021, 2.800% Notes due January 11, 2022, Floating Rate Notes due January 11, 2022, 2.500% Notes due June 28, 2022, Floating Rate Notes due June 28, 2022, 2.750% Notes due January 11, 2023, Floating Rate Notes due January 11, 2023, 2.000% Notes due January 13, 2023, Floating Rate Notes due January 13, 2023, 3.650% Notes due May 15, 2023, Floating Rate Notes due May 15, 2023, 3.300% Notes due February 26, 2024, Floating Rate Notes due February 26, 2024, 2.350% Notes due February 19, 2025, 2.850% Notes due May 13, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 3.400% Notes due January 25, 2028, 2.650% Notes due January 16, 2030, 2.894% Subordinated Notes due February 4, 2030, 4.322% Subordinated Notes due November 23, 2031, 4.110% Subordinated Notes due July 24, 2034, 4.421% Subordinated Notes due July 24, 2039 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,611,684,870 fully paid

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

WESTPAC GROUP 2020 ANNUAL REPORT	I

Table of contents

Form 20-F cross-reference index	ii	Section 3
Guide 3 cross-reference index	iv	Financial statements	196
Section 1		Notes to the financial statements	202
Strategic Report	2	Statutory statements	339
Corporate governance	48	Section 4
Directors’ report	73	Shareholding information	348
Remuneration report	88	Additional information	361
Information on Westpac	118	Information for shareholders	365
Section 2		Glossary of abbreviations and defined terms	368
Five year summary	130
Reading this report	133
Review of Group’s operations	135
Income statement review	138
Balance sheet review	147
Capital resources	151
Commitments	153
Divisional performance	154
Consumer	158
Business	159
Westpac Institutional Bank	161
Westpac New Zealand	162
Specialist Businesses	164
Group Businesses	166
Risk and risk management	170
Risk management	170
Risk factors	177
Other Westpac business information	190

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation. All figures in this Annual Report are for the 12 months ended 30 September 2020 unless otherwise indicated. All comparisons are against results for the 12 months ended 30 September 2019 unless otherwise indicated. All dollar amounts are in Australian dollars unless otherwise indicated. For certain information about the basis of preparing the financial information in this Annual Report see ‘Reading this report’ in Section 2. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see ‘Reading this report’ in Section 2. Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

II	WESTPAC GROUP 2020 ANNUAL REPORT

Form 20-F cross-reference index

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	130, 138, 148-49, 364
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	177-89
Item 4.	Information on Westpac
	History and development of Westpac	118-27
	Business overview	118-27
	Organisational structure	118-19, 323-24
	Property, plants and equipment	190-91
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	135-69
	Liquidity and capital resources	151-52, 192-94
	Research and development, patents and licences, etc.	Not applicable
	Trend information	138-51, 154-69
	Off-balance sheet arrangements	275, 279, 280, 326
	Tabular disclosure of contractual obligations	153
	Safe harbor	133-34
Item 6.	Directors, senior management and employees
	Directors and senior management	74-80, 83
	Compensation	88-116, 332-34
	Board practices	50-81
	Employees	190
	Share ownership	83-84, 332-35, 348
Item 7.	Major shareholders and related party transactions
	Major shareholders	348-55
	Related party transactions	190, 333-34
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	195-346
	Significant changes	119-25, 333
Item 9.	The offer and listing
	Offer and listing details	355
	Plan of distribution	Not applicable
	Markets	48-49, 365-66
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

WESTPAC GROUP 2020 ANNUAL REPORT	III

Form 20-F cross-reference index

20-F item number and description		Page
Part I (continued)
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	361-63
	Material contracts	191
	Exchange controls	357-58
	Taxation	358-60
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	363
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	192-93, 289-91
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	356
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	193, 340
Item 16A.	Audit committee financial expert	63
Item 16B.	Code of ethics	57-62
Item 16C.	Principal accountant fees and services	63-64, 332
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	153, 318-20
Item 16F.	Changes in Westpac’s certifying accountant	Not applicable
Item 16G.	Corporate governance	48
Item 16H.	Mine safety disclosure	Not applicable
Part III
Items 17. & 18.	Financial statements	195-346
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2019, 2018 and 2017		196
Consolidated balance sheets as at 30 September 2019 and 2018		198
Consolidated statements of comprehensive income for the years ended 30 September 2019, 2018 and 2017		197
Consolidated statements of cash flows for the years ended 30 September 2019, 2018 and 2017		201
Notes to the financial statements		202-338
Management’s report on the internal control over financial reporting		340
Report of independent registered public accounting firm		341-46

IV	WESTPAC GROUP 2020 ANNUAL REPORT

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	148, 222-24
Analysis of net interest earnings	139-40, 219-20
Volume and rate movement	139-40, 219-20
Part II Investment portfolio
Book value of investments	227
Maturity profile	228-29, 289-91
Book value and market value > 10% of shareholders	227
Part III Loan portfolio
Types of loans	230-32
Maturities and sensitivities of loans to changes in interest rates	233
Risk elements
Non-accrual, past due and restructured loans	149-51, 281-83
Potential problem loans	149-50
Foreign outstandings	192
Loan concentrations	192
Other interest bearing assets	225-29
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	234-48
Allocation of the allowance for loan losses	234-48
Part V Deposits	251-52
Part VI Return on equity and assets	130, 144
Part VII Short-term borrowings	254-55

Fix Simplify Perform

2020
ANNUAL REPORT

Westpac GROUP

1 STRATEGIC REVIEW2 GROUP PERFORMANCE3 FINANCIAL STATEMENTS4 SHAREHOLDER INFORMATION 1 T REPOR AL ANNU 20 20 GROUP C A TP WES Fix Simplify Perform 2020 ANNUAL REPORT

2WESTPAC GROUP 2020 ANNUAL REPORT ABOUT WESTPAC Founded in 1817, Westpac is Australia’s first bank and oldest company. DIVISION CONSUMER BUSINESS OVERVIEW Serves the banking needs of consumers in Australia including the sales and service of banking products, from mortgages, credit cards, personal loans and savings to deposit products. Also works with Business, Westpac Institutional Bank (WIB), and Specialist Businesses in the sales, service and referral of certain financial services and products including general and life insurance, superannuation, platforms, auto lending and foreign exchange. Serves the banking needs of small-to-medium businesses and commercial and agribusiness customers across Australia. Also supports the banking needs of high net worth individuals in our Private Wealth business. FY20 CASH EARNINGS $2,746m $734m WESTPAC INSTITUTIONAL BANK Delivers a broad range of financial services to commercial, corporate, institutional and government customers operating in, and with connections to, Australia and New Zealand. $332m NEW ZEALAND Delivers banking, wealth and insurance services to consumer, business, and institutional customers across New Zealand. $612m GROUP BUSINESSES SPECIALIST BUSINESSES Includes Treasury, Technology and Core Support, which comprises Group support functions of Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations. Brings together the Group’s non-core Australian businesses, including superannuation, wealth platforms, investments, auto finance, general insurance, life insurance, lenders mortgage insurance, along with our operations in Fiji and Papua New Guinea. ($1,310m) ($506m) 2WESTPAC GROUP 2020 ANNUAL REPORT $2,290m EARNINGS1

WESTPAC GROUP 2020 ANNUAL REPORT 3

BRANDS

Westpac Pacific

MARKET SHARE

AUSTRALIA

Household deposits[3]	Mortgage[4]
21%	22%

Business credit[4]	Wealth platforms[5]
16%	18%

Customers
12.1m

NEW ZEALAND

Consumer lending[6]	Deposits[6]
19%	18%

Customers
1.3m

WESTPAC GROUP 2020 ANNUAL REPORT3 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW With our portfolio of brands, we provide over 14.1 million2 customers with a full range of banking services. We also provide selected insurance, superannuation and wealth platform services to consumers and businesses. Our market capitalisation is $61 billion with $912 billion of total assets (at 30 September 2020). BRANDSMARKET SHARE Westpac Pacific1 Refer to page 6 for a reconciliation of reported profit to cash earnings. 2 Includes Westpac Pacific customers. 3 APRA Banking Statistics, September 2020. 4 RBA Financial Aggregates, September 2020. 5 Strategic Insights, June 2020. All Master Funds Admin. 6 RBNZ, September 2020. 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

2020 Year in review CustomersFinancial This year has been challenging, overshadowed by the AUSTRAC proceedings, bushfires and storms, and COVID-19. Through it all, we have remained focused on helping customers, employees, and the Australian and New Zealand economies. The AUSTRAC issues highlighted shortcomings in our management of financial crime risk and have been a catalyst for change across the Group. In the last year, we have refreshed our Board and Executive Team, are refocusing on core banking, and are accelerating our program to address shortcomings in our management of risk. Change is underway, but there is a lot to do. The Group’s financial results were disappointing. Reported profit was $2,290 million, down 66%. Cash earnings were $2,608 million, down 62%. Much of the decline resulted from our operating environment, where we faced lower margins and higher impairment charges – a direct result of COVID-19. However, the poor result was also due to higher costs related to the AUSTRAC proceedings along with asset write-downs from businesses we plan to exit. Nevertheless, our balance sheet remained strong. Our capital ratios are in the top quartile of banks globally and funding and liquidity ratios are comfortably ahead of regulatory minimums. Amplified by COVID-19, our share price declined over the year and dividends were significantly lower. Our three priorities of fix, simplify and perform underpin our plans to fix the issues, simplify our business and improve performance. Progress over the year included: Five new Group Executives; Establishing our new Specialist Businesses division bringing together non-core activities; Launching our new Lines of Business operating model to clarify responsibility and accountability for end-to-end performance; Implementing structural and operational changes to the management of risk; and Commencing our CORE program bringing together initiatives to improve non-financial risk management. With a committed team and priorities to fix, simplify, and perform, we are confident that we are on the path to become a simpler, stronger bank. HIGHS Supporting customers during COVID-19 ~175,000 Mortgage deferral packages ~40,000 Deferrals for businesses 1,9801 Bushfire recovery support packages Long-dated complaints 93% #1 Business Banking NPS ranking2,3 LOWS #3 Consumer NPS ranking4 Delays responding to customers given increased queries during COVID-19 Mortgage 90+ day delinquencies up 68 basis points to 1.50% Strong balance sheet CET1 capital ratio 11.13% Net Stable Funding Ratio 122% Efficiency savings $400m+ $1.2bn Notable Items after tax, excluding AUSTRAC No 2020 interim dividend Final dividend per share 31c Share price5 43% 4WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Bushfire recovery packages at 31 March 2020. Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking. Net Promoter ScoreSMis a trademark of Bain & Co Inc., SatmetrixSystems, Inc., and Mr Frederick Reichheld. Using a 11 point numerical scale where 10 is ‘Extremely likely’ and 0 is ‘Extremely unlikely’, Net Promoter Score is calculated by subtracting the percentage of Detractors (0-6) from the percentage of Promoters (9-10). Source: DBM Consultants Business Atlas, March – August 2020, 6MMA. MFI customers, all businesses. Source: DBM Consultants Consumer Atlas, March – August 2020, 6MMA. MFI Westpac Group customers. Based on 30 September 2020 vs 30 September 2019 closing share prices.

Operations Risk SustainabilityEmployees Launched New Westpac app Branch and ATM availability during COVID-19 >90% Strengthened infrastructure, major system outages more than halved Bringing 1,000 jobs back to Australia New Board Legal, Regulatory, Compliance & Conduct Committee New Financial Crime function with Group Executive reporting to CEO 400+ new Risk, Compliance and Financial Crime employees Updated position statements: Climate Change Human Rights $10.1bn lending to climate change solutions $150m+ in community investment6 #1 largest financier to greenfield renewable energy projects in Australia for the past three years7 Employee commitment index8 73% Supported people working from home at the peak of COVID-19 22,000 Women in leadership9 50% 9.4% of employees using Employee Access Program for confidential counseling and coaching Mortgage balances declining 2% Complexity of IT infrastructure – long timeframe to fix AUSTRAC’s Statement of Claim and provision for penalty of $1.3bn Additional $500m APRA capital overlay for risk deficiencies Credit impairment charge $3.2bn $2.4bn Inadequate transaction monitoring to help identify potential child exploitation Remuneration consequences following review of AUSTRAC matters10 $20m Board and Executive departures WESTPAC GROUP 2020 ANNUAL REPORT5 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Excludes commercial sponsorships. IJGlobal, September 2020. Six-month rolling average. Proportion of women (permanent and maximum term) in leadership roles across the Group, including the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers. Refer to explanation in Remuneration Report in the Directors’ Report.

PERFORMANCE REVIEW FY20 performance overview Westpac Group delivered a net profit attributable to owners of Westpac Banking Corporation for Full Year 2020 of $2,290 million, a decrease of $4,494 million, down 66%. Much of the decline can be traced back to the impact of COVID-19 on customers and on our business. This included a material increase in impairment charges as we put aside provisions for the estimated impact of potential future credit losses. Earnings were also impacted by our own issues, including the costs associated with the AUSTRAC matters. In assessing performance, we use ‘cash earnings’1 – a measure of profit determined by adjusting reported earnings by three factors: Material items that do not reflect ongoing performance; Some items that may not be considered when determining dividends, including the amortisation of intangible items, treasury shares or economic hedging impacts; and Accounting classifications between individual items that do not impact reported results. To further explain performance, we have identified a number of major items that do not reflect underlying performance. These are ‘notable items’ and in FY20 were $2,619 million and included: Provisions and costs associated with the AUSTRAC proceedings $1,442 million after tax; Provisions for customer refunds, repayments, associated costs and litigation items $440 million after tax; The write-down of intangible items $614 million; and The net impact of major asset sales and revaluations $123 million. 6WESTPAC GROUP 2020 ANNUAL REPORT Strategic report REPORTED NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC ($m) 1 We disclose cash earnings, which is not prepared in accordance with IFRS and is a “non-GAAP financial measure,” as we believe that it provides useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that cash earnings does not have any standardised meaning prescribed within IFRS or U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. We use cash earnings for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. Cash earnings is reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use cash earnings as one component in determining compensation for Key Management Personnel.

WESTPAC GROUP 2020 ANNUAL REPORT 7

REPORTED PROFIT ($m)

7,445
7,990
8,095
6,784
2,290
FY16
FY17
FY18
FY19
FY20

NET INTEREST MARGINS (%)

Reported profit basis

GROSS LENDING ($bn)

Australian housing
Australian businesses
Australian personal
New Zealand
Other overseas
16
74
23
154
445
17
78
21
152
449
11
82
17
148
441
Sept 18
Sept 19
Sept 20

ASSET QUALITY (%)

Stressed exposures to total committed exposures

1.1
1.2
1.9
Sept 18
Sept 19
Sept 20

STRONG BALANCE SHEET (%)

Common equity tier 1 capital ratio

Reported
Internationally comparable
Top quartile of banks globally
10.63
16.14
10.67
15.85
11.13
16.55
Sept 18
Sept 19
Sept 20

REPORTED PROFIT ($m) NET INTEREST MARGINS (%) Reported profit basis 7,445 7,9908,095 2.13 2.12 Low interest rates, strong competition 2.03 2,290 FY16FY17FY18FY19FY20 FY18FY19FY20 GROSS LENDING ($bn) ASSET QUALITY (%) Australian housing Australian businesses Australian personal New Zealand Other overseas Stressed exposures to total committed exposures 1.9 1.2 1.1 74 23 154 78 21 152 82 17 148 445 449 441 Sept 18Sept 19 Sept 20 Sept 18Sept 19Sept 20 STRONG BALANCE SHEET (%) Common equity tier 1 capital ratio ReportedInternationally comparable Top quartile of banks globally 16.14 15.85 16.55 10.63 10.67 11.13 WESTPAC GROUP 2020 ANNUAL REPORT7 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Sept 18Sept 19Sept 20

EXTERNAL ENVIRONMENT External environment 2020 has been the most challenging year for the banking system since the early 1990s recession. This has been largely due to the direct and indirect impacts of the COVID-19 pandemic which, at 30 September 2020, contributed to around one million deaths from over 32 million confirmed cases worldwide1. While Australia and New Zealand acted decisively to control the health risks of the pandemic, the lockdowns have had a profound impact on our economies. Both nations are in recession, Australia for the first time in almost 30 years. Further spikes in infection rates may increase restrictions already in place and considerable uncertainty remains around when State and international border restrictions will be lifted. Government bodies and financial institutions have worked together to help mitigate COVID’s impact and maintain financial stability. Governments and central banks have provided unprecedented levels of fiscal and monetary stimulus, while banks have supported customers with substantial hardship packages. Not surprisingly, the environment for most businesses is challenging; including financial services companies. Unemployment has increased significantly, and underemployment is also high, consumer sentiment has only recently recovered from the record lows during the height of the pandemic while business investment is still contracting. Financial services companies have experienced lower returns, driven by very low interest rates, less activity, and higher impairment provisions in anticipation of a rise in customer defaults. At the same time, the sector continues to face intense regulatory and legal scrutiny. Regulators are investigating several sector and company specific matters, including those that emerged in the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry. These have led to some class actions. In particular, ASIC has indicated it is pursuing a number of potential cases which may lead to additional actions. In response, financial service companies are focusing on raising governance, culture and accountability standards. Competition The Group operates in a highly competitive environment. We serve the banking and risk management needs of consumers, small businesses, corporate and institutional customers and compete with a large number of providers across every product and service. Competitors in Australia and New Zealand include banks (both domestic and global), investment banks, credit unions, building societies, finance companies, mortgage originators, card issuers, buy now pay later firms and other money lenders, fund administration companies, industry funds, insurance companies, online financial services providers, and technology companies. Our competitive position is determined by many factors including: the quality, range, innovation and pricing of products and services; digital and technology solutions; customer service and convenience; the effectiveness of, and access to, distribution channels; brand reputation and preference; the type of customers served; and the talent and experience of our employees. Digital innovation is also redefining the competitive landscape. This has accelerated through the COVID-19 pandemic, as customers move away from physical outlets to online services. In Australia and New Zealand competition for deposits and lending remains fierce. Apart from the number of providers and the range of product and service options, slowing demand and a rise in liquidity from monetary stimulus has heightened competitive intensity. While the pandemic has reduced the local focus of some international institutions, digital finance providers have added to competitive intensity across a range of products and services. Outlook The outlook for 2021 is uncertain. COVID-19’s path remains unpredictable and the risk of outbreaks is ever present. While government assistance has provided a buffer to the economic impacts, this initial support is scheduled to unwind and is likely to be replaced by other more targeted support. The Federal Budget, which featured personal tax cuts and investment incentives, has been an important addition but further fiscal stimulus may be required. Against this backdrop, we expect GDP in Australia to increase by around 4% in the year to September 2021, a rebound from the significant decline of around 5% expected in the year to September quarter of 2020. The outlook remains challenging. In the near term, growth is already benefitting from the reopening of the economy. Next year we expect that to continue, albeit at a slower pace. Risks around the ongoing containment of the virus, the gradual unwinding of the extensive support measures, and prospects for the global economy emphasise the unusually high uncertainty we will continue to experience. While some government programs will be wound back, both fiscal and monetary policy are likely to remain highly stimulatory until unemployment falls below 6% – a key focus of the Australian Government. Unemployment is expected to increase in the latter months of 2020 to around 8%. While this is better than initial expectations, it is expected to remain between 7% to 8% in 2021. If the economy continues to reopen, 8WESTPAC GROUP 2020 ANNUAL REPORT Strategic report 1 WHO Coronavirus Disease (COVID-19) Dashboard (996,000 deaths at 28 September 2020).

WESTPAC GROUP 2020 ANNUAL REPORT9 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION demand, and the need to rebalance government support. New Zealand’s response to COVID-19 has proven effective, with activity bouncing back from the initial lockdowns and unemployment remaining closer to 4%. Nevertheless, GDP growth in 2021 is expected to remain below levels recorded in 2019 due to a lack of international tourism and offshore students along with limited immigration; all these factors have been good contributors to GDP in recent years. Australian house prices have already fallen by around 3% from the peak in April 2020. Low interest rates and a supportive financial system able to maintain activity will likely support the housing market. While the impact of the rundown of banks’ deferred loans is uncertain, it is likely customers will be provided with significant time to get back on their feet. Once stressed loans reduce, a recovery in house prices is anticipated in 2022 and 2023. Banking and financial services conditions will remain challenging with slower growth, margin pressure from low interest rates and the deterioration in asset quality as companies and individuals continue to experience reduced income. Credit growth for the Australian financial system was 2% for the year to September 2020, down from 2.7% a year earlier. Total credit growth is expected to slow to around 0.5% to September 2021. Housing credit growth is likely to be little changed at 3.2%, while business credit growth is expected to decline with subdued investment. Personal credit, which has been in decline for some years, is expected to fall further in 2021 as consumers remain cautious on debt and use alternative sources of financial credit. Near zero interest rates will continue to weigh on banks and place pressure on net interest margins. The Reserve Bank of Australia (RBA) has indicated that the cash rate will not be increased until progress is made towards full employment and inflation is sustained within the 2% to 3% target band. Very low interest rates are therefore likely to remain for some time and with them, margin pressure. The RBA has offered banks a Term Funding Facility (TFF) to support lending, particularly to businesses. The TFF is capped for each bank and allows them to borrow from the RBA for three years at 0.25%. The facility is expected to be in place until at least June 2021 and will support the Group’s term wholesale funding needs for much of the coming year. At 30 September 2020, we have drawn down $18 billion of the TFF. The Reserve Bank of New Zealand (RBNZ) has been similarly downbeat, committing to maintain its overnight cash rate at 0.25% until at least March 2021. The RBNZ has also flagged that it could take the rate below zero if further stimulus were required. Fee income may reduce as fee waivers linked to the pandemic continue and overall growth remains low. Wealth and insurance income is also likely to fall, due to changes in life insurance markets (less cover and higher reinsurance costs), and strong competition in wealth platforms. In the period ahead, the economic impacts of COVID-19 are expected to lead to higher defaults by consumers and increased business bankruptcies. To date, these impacts have been cushioned by the supportive industry measures to defer repayments and from government stimulus. The banking sector’s approach to the completion of deferrals and the potential for further government action may limit any shock to the economy as other support measures unwind. In 2020, impairment provisions materially increased to account for higher expected losses and are likely to remain elevated into 2021. Westpac has devoted significant time and effort to improving the management of risk over the year, including in non-financial risk and financial crime. This will continue in the year ahead which will likely see costs remain high. While Westpac has resolved some legal cases through the year it is possible that regulators may take further legal action on matters currently under investigation or on new matters. This is discussed further in the risk management and risk factors section. Consistent with our focus on Australian and New Zealand banking, we set up our Specialist Businesses division this year to manage activities not expected to be long-term strategic options for us. We are looking at alternatives for these businesses, including sale. The timing of any sale and settlement will depend on a range of factors but some transactions may occur in the year ahead. We remain well capitalised with a CET1 capital ratio of 11.13%. This ratio may ease from a rise in risk weighted assets as customer stress increases. This will however be partially offset by efforts to improve capital efficiency and may include the sale of businesses. Regardless, we expect to manage our capital position to keep our CET1 capital ratio comfortably above regulatory minimums. We remain committed to supporting customers and the economy through these challenging times. Our immediate priority is to fix our outstanding issues, including improving risk management, enhancing our culture, and completing remediation. We have committed to simplify, focusing on our markets of Australia and New Zealand, exiting non-core businesses, and reducing our product set. We also expect to complete the implementation of our Lines of Business operating model to clarify responsibilities and accountability. Finally, we are focused on performance, restoring growth in our key products including mortgages and business loans, enhancing returns and resetting our cost base. Importantly, our strong balance sheet, committed team and solid customer franchise position us to see these plans through.

10WESTPAC GROUP 2020 ANNUAL REPORT OUR STRATEGY OUR PRIORITIES Our strategy supports our purpose, harnesses our strengths and refocuses where change is required. We have sharpened the markets and products in which we operate, returning to banking, and our home markets of Australia and New Zealand leveraging our portfolio of brands. Our focus is on consumers, businesses and institutional – segments we know well. Our three priorities recognise our need to address our shortcomings, reshape the business to concentrate on our core businesses and markets while lifting service and creating a stronger performance ethic. This will help us to become a simpler, stronger bank. Our purpose Helping Australians and New Zealanders succeed. Our focus Banking for Australian and New Zealand consumers, businesses and institutional customers. Fix Simplify 10WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Perform

WESTPAC GROUP 2020 ANNUAL REPORT 11

WHAT THIS MEANS	WHAT IT INVOLVES
Addressing our shortcomings by materially improving our management of risk and risk culture, reducing customer pain points, completing historical customer remediation program, and reducing the complexity of our technology.	— Risk management — Culture, including risk culture — Customer remediation — IT complexity — Reduce customer pain points
Returning to our core businesses of banking in Australia and New Zealand, including exiting some businesses and international locations. Rationalising products and simplifying processes to make it easier for customers.	— Exit non-core businesses and consolidate international locations — Rationalise products — Implement Line of Business operating model — Transform using digital and data
Improving performance by building customer loyalty and growth through service, sharpening our focus on returns, and resetting our cost base. A strong balance sheet and engaged workforce form the foundations of performance.	— Customer service – market leading — Mortgage growth — Enhance returns, optimise capital — Strong balance sheet — Re-set cost base

OUR VALUES – WHAT YOU CAN EXPECT

HELPFUL

Passionate about providing a great customer experience

ETHICAL

Trusted to do the right thing

LEADING CHANGE

Determined to make it better and be better

PERFORMING

Accountable to get it done

SIMPLE

Inspired to keep it simple and easy

WHAT THIS MEANS WHAT IT INVOLVES WESTPAC GROUP 2020 ANNUAL REPORT11 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION OUR VALUES – WHAT YOU CAN EXPECT HELPFUL Passionate about providing a great customer experience ETHICAL Trusted to do the right thing LEADING CHANGE Determined to make it better and be better PERFORMING Accountable to get it done SIMPLE Inspired to keep it simple and easy

12WESTPAC GROUP 2020 ANNUAL REPORT DELIVERING FOR OUR STAKEHOLDERS1 CUSTOMERSEMPLOYEES Delivering financial services to consumers, businesses and institutions in Australia and New Zealand. — Trusted with over $555bn in customer deposits — Supported over $693bn in lending Creating an environment where the best people want to work. — Paid over $5.0bn to 40,225 employees — 50% women in leadership roles2 — Recognised by the Bloomberg Gender Equality Index for the 4th consecutive year COMMUNITIESSUPPLIERS 12WESTPAC GROUP 2020 ANNUAL REPORT Strategic report — Over $150m in community investment3 — 1m+ participants in financial education — Westpac Foundation4 grants to social enterprises helped create 719 jobs5 for vulnerable Australians Choosing suppliers responsibly and paying them on time. — Procured goods and services worth $6.5bn with $5.9m in spend towards Indigenous-owned businesses — Delivering on our 2023 Human Rights Action Plan and working to eliminate risk of modern slavery across our business operations and supply chain

SHAREHOLDERSTHE ECONOMY Generating appropriate returns over the long-term, including for families who directly own almost half of our total shares on issue. — Our strong balance sheet positions us to manage the downturn and deliver long-term shareholder value — Earnings per share 63.7 cents, or 72.5 cents (cash earning basis); dividends 31 cents per share Supporting the financial system Banks play an important role in supporting the economy through lending, deposits, and the efficient flow of funds. Supporting Australia and New Zealand — Supported customers through COVID-19: around 175,000 mortgage deferrals and around 40,000 businesses with deferrals — One of the first banks to enable access to data as part of the ‘Open Banking’ initiative — A major contributor of New Payments Platform transactions One of Australia’s largest tax payers — Westpac paid over $4bn6 globally in various taxes during 2020, 99.7% of which were paid in Australia and New Zealand (including the Major Bank Levy). — Our effective tax rate for 2020 was 46% or 56% including the Major Bank Levy. THE ENVIRONMENT WESTPAC GROUP 2020 ANNUAL REPORT13 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION — $10.1bn lending to climate change solutions — Climate Change Position Statement and 2023 Action Plan All figures for FY20. Proportion of women (permanent and maximum term) in leadership roles across the Group, including the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers. Excludes commercial sponsorships. Westpac Foundation is administered by Westpac Community Limited (ABN 34 086 862 795) as trustee for Westpac Community Trust (ABN 53 265 036 982). The Westpac Community Trust is a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient. None of Westpac Foundation, Westpac Community Trust Limited nor the Westpac Community Trust are part of Westpac Group. Westpac provides administrative support, skilled volunteering, donations and funding for operational costs of Westpac Foundation. Jobs created through the Westpac Foundation job creation grants to social enterprises are for the year ended 30 June 2020. The majority (76%) of the tax paid comprises corporate income tax. Other taxes paid include the Major Bank Levy, non-recoverable GST, payroll tax and fringe benefits tax.

14WESTPAC GROUP 2020 ANNUAL REPORT Strategic report OUR PRIORITIES Fix Addressing our shortcomings by materially improving our management of risk and risk culture, reducing customer pain points, completing our historical customer remediation program and reducing the complexity of our technology systems. James Grant, Westpac Group Financial Controller

A new function for Financial Crime, Compliance & Conduct was created Enhanced risk management framework In the past, Westpac’s management of risk has been considered a strength, particularly in our management of capital, funding, liquidity, and credit risk. While we retain a strong balance sheet, several inquiries, including the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, the AUSTRAC proceedings and our own assessments have highlighted weaknesses in our management of risk; particularly non-financial risk. Our weaknesses were initially highlighted in our Culture Governance and Accountability self-assessment (CGA self-assessment) completed in 2018. Our CGA self-assessment included 45 recommendations and a program to respond commenced soon after. However, following the AUSTRAC proceedings, APRA asked Westpac to reassess these plans to ensure that they remained ‘fit for purpose’. We released our reassessment (CGA reassessment) on 17 July 2020, reinforcing the initial findings but also identifying that our risk culture was reactive and immature and that the three lines of defence model (model defining risk management responsibilities) was not well understood. It was also clear that we had become too complex and where issues were uncovered we were slow to act. The Group has been exposed to compliance failures, regulatory breaches, customer remediation and legal actions. See pages 18 to 19 for a detailed account of the AUSTRAC matters. We have accepted our shortcomings and are seeking to materially lift our standards and fix the issues identified. The first step has been to refine our operating structure. A new function for Financial Crime, Conduct and Compliance has been created to increase the focus and resources devoted to this important area. The Group Executive for this division reports directly to the CEO. We have also enhanced our risk management framework (for identifying, assessing and managing risk), and increased our risk management We have accepted our shortcomings and have commenced a number of programs that seek to materially lift our standards and fix the issues identified.” Following the CGA reassessment we established the Customer Outcomes and Risk Excellence (CORE) program. The program is designed to improve non-financial risk oversight (including from our initial CGA self-assessment), lift risk culture, and strengthen our risk management framework. The program has 14 streams of work under three categories: Direction and tone set by Board and Group Executive – initiatives that set clear tone and direction from leadership to promote a proactive risk culture. Clear risk boundaries for decision-making – simplifying risk management frameworks and increasing capability and resources in the Risk function. Accountable and empowered people – providing additional training and support for employees to help them understand they all have a role in managing risk and driving clearer accountability and decision-making. Progress over the year includes 400+ WESTPAC GROUP 2020 ANNUAL REPORT15 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION new Risk, Compliance and Financial Crime employees CORE program underway

16WESTPAC GROUP 2020 ANNUAL REPORT A strong risk culture includes being clear on accountability and creating an environment where it is safe to speak up.” 16WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Updated Code of Conduct rolled out Strengthening risk culture The strength of risk management in a company is underpinned by its risk culture. A strong risk culture is an environment where everyone can identify the risks they are responsible for, are alert to changing or new risks and pro-actively address risks when they emerge. It also includes being clear on accountability and feeling safe to speak up. Strengthening risk culture is a focus for the Group and a key element of our CORE program. Our new Lines of Business operating model is establishing end-to-end responsibility for customer outcomes and improving our risk culture by clarifying accountabilities. In addition, our 3LOD model is supporting these structural changes by lifting risk capability and bench-strength across the Group. Other changes to improve risk culture include: New risk culture framework to better define risk roles and responsibilities; Launch of an online tool to assess a division’s current risk culture and compare to our target, helping us identify and prioritise areas for improvement; New Risk Fundamentals training program being rolled out to all employees – to ensure everyone understands the risk culture we are seeking to develop; Risk culture dashboard to consistently measure our progress; and Updating our Code of Conduct reinforcing the importance of speaking up. Remediating customers We have continued to review our products, processes and policies where we have not got it right for customers. Where problems have been identified, we have committed to fix them and refund customers. This task is significant as it often involves individual customers over many years. The Group incurred an after-tax cost of $440 million for provisions for estimated customer refunds and payments, and litigation and associated costs in FY2020. Major items included: Certain business customers who were provided with business loans where they should have been provided loans covered by the National Consumer Credit Protection Act and the National Credit Code; Compensation to platform customers who were not advised of certain corporate actions, and may have been able to benefit; and Where certain wealth fees were inadequately disclosed. 2m+ customers received over $280 million in refunds in FY20

WESTPAC GROUP 2020 ANNUAL REPORT17 93% reduction of long dated complaints 74% Australian Banking1 complaints resolved in 5 days compared to 68% in FY19 Reducing customer pain points In 2018, we centralised the management of complaints to improve how they are identified, logged and resolved. This included a shift in culture to see complaints as an opportunity to learn and do better. This heightened focus has contributed to an increase in the number of complaints we capture, while making significant progress on improving how they are managed. In FY20, we received 169,674 complaints, a 145% increase on FY19. In addition, we have: Reduced average time to resolution for complaints to 6.5 days, from 9 days in FY19; Reduced the number of long dated complaints (45+ days old) from 288 to 21 at 30 September 2020; and Solved 63% of complaints on the same day in September 2020 compared to 56% in September 2019. Importantly, insights from better complaint management have led to a number of process improvements – reducing pain points for customers. Redoubling our efforts to remove IT complexity We started a program to reduce complexity some years ago, which prioritised the upgrade of our technology infrastructure while commencing the development of our customer service hub (which will become the consumer bank’s central product on-boarding platform). At the same time, we have sought to ensure our customer interface has kept pace with customer demands. This program has successfully strengthened the stability, speed and security of our systems and helped ensure the bank remained open for business through the COVID-19 pandemic and support customers via digital channels. Having upgraded much of our technology infrastructure, in 2020 we developed a detailed technology roadmap for the next phase of our transformation to build a single, multi-brand operating environment. That roadmap extends for over multiple years, recognising that technology will change and we must be flexible. Significant work is still required but our development plan is clear. CASE STUDY 1 Australian Banking includes Consumer and Business division products. WESTPAC GROUP 2020 ANNUAL REPORT17 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION TRANSFORMING OUR COMPLAINTS PROCESS This year we launched ‘Resolve’, a new centralised customer complaints management platform that brings together nine systems into one and makes it easier for our people to log and resolve complaints. In 2018, we changed the way we think about complaints to improve the way we identify, manage and resolve them. However, our multiple legacy systems were holding us back. Resolve has changed that by creating a single platform and an intuitive dashboard for bankers. “This has been a huge opportunity to significantly improve the customer experience”, says Lisa Pogonoski, Westpac’s General Manager of Customer Solutions. “Having our people work on one system provides a common view of complaints and a single source of data.” From 2021, customers will have direct access to the system, enabling them to log and track the progress of their complaint. Over time, we will apply artificial intelligence to help bankers and customers navigate through the complaints process to reach a guided resolution that will be much faster. “Resolve supports the fundamental change to how we think about complaints,” says Lisa. “Its simple and comprehensive functionality allows employees to own complaints and supports them to get the best outcome for customers.” This year we have halved the time it takes to fix long dated complaints and with Resolve we are planning for another step down.

18WESTPAC GROUP 2020 ANNUAL REPORT AUSTRAC PROCEEDINGS EXPLAINED AUSTRAC proceedings overview 18WESTPAC GROUP 2020 ANNUAL REPORT Strategic report The issues highlighted by AUSTRAC in their Statement of Claim in November 2019 deeply disappointed shareholders, customers, and the community, as well as Westpac’s employees. The proceedings have become a catalyst for change at Westpac. We have acknowledged our failings and are deeply sorry for what occurred. We have investigated the issues and are determined to fix our shortcomings. A broader change program is underway to address the root causes. Following the AUSTRAC Statement of Claim and recognising the seriousness of the issues: The former CEO stepped down and the Board determined to forfeit all of his unvested equity; The former Chairman brought forward his retirement; and A former Non-executive Director and Chairman of the Board Risk & Compliance Committee did not seek re-election. On 24 September 2020, we reached an agreement with AUSTRAC to resolve the proceedings, subject to Court approval. The resolution involved the filing of a Statement of Agreed Facts and Admissions (SAFA) with the Court, which on 21 October 2020 approved the payment of a civil penalty of $1.3 billion for the admitted contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) (AML/CTF Act). What happened On 20 November 2019, AUSTRAC commenced civil proceedings in the Federal Court of Australia against Westpac in relation to alleged contraventions of the AML/CTF Act. The SAFA filed with the Court is available on our website. In summary, it acknowledged that we had not: Maintained an AML/CTF Program that fully complied with the requirements of the AML/CTF Rules; Reported over 19.5 million International Funds Transfer Instructions (IFTIs) on time; Included all required information about the payer in relation to over 76,000 IFTIs that were reported on time; Passed on all relevant information in relation to approximately 10,500 IFTIs; Kept appropriate records relating to over 3.5 million IFTIs; Appropriately assessed the risks posed by our correspondent banks; and Appropriately monitored a number of customers’ transactions for child exploitation risk. While we failed in our obligations, the SAFA acknowledged that the contraventions were not the result of any deliberate intention to breach the AML/CTF Act. We carried out a review of these matters to be clear on what had occurred, understand the root cause, and determine accountability. We also commissioned a review by an external Advisory Panel into Board Governance of AML/CTF obligations. The outcomes of these reviews, including the Advisory Panel report, were released in June 2020 and are also available on our website. The main findings of the reviews were that some areas of AML/CTF risk were not sufficiently understood; there were unclear end-to-end accountabilities for managing AML/CTF compliance; and there was a lack of sufficient AML/CTF expertise and resourcing. The Advisory Panel found that the way the Board organised its general governance responsibilities was mainstream and fit for purpose. They noted that, with the benefit of hindsight, and noting the Board’s escalating focus in the area, Directors could have recognised earlier the systemic nature of some of the financial crime issues Westpac was facing. They also found that reporting to the Board on financial crime matters was at times unintentionally incomplete and inaccurate.

Monitoring and assessing transactions One of the most serious allegations made by AUSTRAC related to the way we monitored transactions for potential child exploitation risks. In summary, Westpac is required to monitor transactions and submit suspicious matter reports to AUSTRAC if it identifies that certain patterns of transactions are indicative of child exploitation. While we had monitoring in place, we should have implemented more robust monitoring of transactions for this risk earlier than we did. Since the AUSTRAC proceedings, we have further updated our monitoring, reassessed prior transactions and submitted additional suspicious The AUSTRAC proceedings have become a catalyst for change at Westpac.” $24m matter reports to AUSTRAC. Taking accountability A range of remuneration consequences were applied to 38 individuals, totalling over $20 million1. This included cancelling 2020 short-term variable reward (STVR) for the Group Executive team and, in some instances, adjusting prior year awards that had yet to vest. Consequences were not able to be applied to some individuals as they had already left the organisation and had no deferred remuneration outstanding. Established a Board Legal, Regulatory & Compliance Committee committed to two significant partnerships to reduce the human impact of financial crime Fixing our mistakes Within days of AUSTRAC’s allegations, we released a Response Plan which detailed our areas of focus. Immediate fixes: This included closing the two products that were the main source of our failings and reporting a small number of outstanding IFTIs to AUSTRAC. Lifting anti-money laundering and risk management standards: We commenced a program to elevate the importance of financial crime across the Group, with more resources, increased seniority, and greater oversight. We also updated our transaction monitoring rules and enhanced oversight of the processes. Developments include: Establishing a Board Legal, Regulatory & Compliance Committee; Elevating the Financial Crime, Compliance and Conduct function, with the Group Executive reporting directly to the CEO; Increasing risk resources, including adding over 200 additional employees to our financial crime team; and Strengthening the management of financial crime risks including our policies, data feeding systems, processes and controls. In addition, our broader plans to improve risk management across the organisation will complement the improved capability we are building in financial crime, including enhancing our risk culture. Safer Children, Safer Communities We have also established a Safer Children, Safer Communities work program to help reduce the human impact of financial crime with a particular focus on child safeguarding, guided by experts in human rights, child safety, online safety and law enforcement. This year, we established multi-year funding partnerships with International Justice Mission and Save the Children (Australia), and launched a new Impact Grants program. For more about this, see page 36. WESTPAC GROUP 2020 ANNUAL REPORT19 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION 1 Refer to explanation in Remuneration Report in the Directors’ Report.

##soft-

20WESTPAC GROUP 2020 ANNUAL REPORT Strategic report 20WESTPAC GROUP 2020 ANNUAL REPORT OUR PRIORITIES Simplify Returning to our core businesses of banking in Australia and New Zealand, including exiting some businesses and international locations. Rationalising products and simplifying processes to make it easier for customers to bank with us.

WESTPAC GROUP 2020 ANNUAL REPORT 21

Becoming a simpler bank

- Setting up the Specialist Businesses division to hold the businesses which we do not view ourselves as the long-term owners of;
- Consolidating our international operations to focus more on the areas where we can best support customers. As a result, we will exit operations in Beijing, Shanghai, Hong Kong, Mumbai and Jakarta; and
- Moving to a Lines of Business operating model. Under this model, each line (a major customer offering) has end-to-end responsibility for that business. For example, in our Mortgages Line of Business a Managing Director is responsible for the entire mortgage process from origination, pricing, credit assessment and service.

Specialist Businesses revenue contribution to Group[1]

8%

NEW OPERATING MODEL – LINES OF BUSINESS

CONSUMER	
Customer engagement	Mortgages
	Everyday Banking
	Consumer Finance

BUSINESS	
Customer engagement	Business Lending
	Cash Management
	Private Wealth

SPECIALIST BUSINESSES	
Customer engagement	Insurance
	Superannuation, Platforms and Investments
	Auto and Vendor Finance
	Westpac Pacific

1 Cash earnings excluding notable items.

Specialist Businesses revenue contribution to Group1 8% Becoming a simpler bank Complexity has been the source of many of our issues. We expanded into areas where we did not have a competitive advantage or scale to compete effectively and we lost traction in some of our core businesses. At the same time, our operating model became too diffused. That is, decision making was unclear, and we tended to manage via committee and businesses were not run end-to-end. This inclusive management approach, while collaborative, tended to dilute accountability and slow decision making. Fundamental change is underway, and we are now clear on the locations, markets and businesses in which we will operate. Changes include: Setting up the Specialist Businesses division to hold the businesses which we do not view ourselves as the long-term owners of; BUSINESS Customer engagement Business Lending Cash Management Private Wealth WIB Customer engagement Corporate and Institutional Banking Financial Markets Global Transactional Services For example, in our Mortgages Line of Business a Managing Director is responsible for the entire mortgage process from origination, pricing, credit assessment and service. We are clear on the locations, markets and businesses in which we will operate.” CONSUMER Customer engagement Mortgages Everyday Banking Consumer Finance WESTPAC GROUP 2020 ANNUAL REPORT21 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION 1 Cash earnings excluding notable items.

22WESTPAC GROUP 2020 ANNUAL REPORT To improve customer service, we must simplify the way we operate; this includes streamlining our products and digitising processes.” 22WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Inspired to keep it simple and easy Simplifying products for customers To improve customer service, we must simplify the way we operate; this includes streamlining our products and digitising processes. One such initiative is the migration of customers to newer and more flexible products which will ultimately allow us to close a raft of legacy products that are no longer for sale. Other initiatives contributing to simpler and better customer experience in FY20 include: Consumer Implemented over 50 changes to our mortgage process to streamline applications; and Removed 40 fees (out of ~200) from over 40 systems – 20 more will go in FY21. Business Migrated around 14,000 St.George Everyday Banking accounts and closed five products; Removed 11 fees across Westpac, St.George, Bank of Melbourne and Bank SA products; and Simplified our Merchant offering, including the closure of 29 legacy products. WIB Simplifying our Global Transaction Service product platform and refocusing on core capabilities; and Reducing the number of correspondent banks we transact with. Westpac New Zealand Removed eight consumer products including four discontinued home loan products; and Migrated 12,000 credit card customers from three discontinued products. Wealth and insurance Continued to migrate customers and funds from BT Wrap to the more modern and flexible BT Panorama platform (transition to be completed in FY21); and Moved 16 super products into our new BT Super product (to be completed by the end of 2021).

WESTPAC GROUP 2020 ANNUAL REPORT23 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW W t a Transforming digital We are modernising and simplifying our technology, using digital to streamline and automate processes and lift our data capabilities to support risk management e are using digitaland a better customer experience. o streamline and utomate processesThe events of this year have emphasised the need to operate using online channels. Our people have responded to a huge increase in demand for online services. Developments this year have included: — Opening new accounts and providing card access to elderly customers to avoid having to enter a branch; — Developing online forms to manage customer demand for payment deferrals; — Expanding the use of the new paymentsCentral to our digital transformation has platform for St.George customers;been the need to improve data quality and — Introducing a COVID-19 chatbot to betterdata management. We have established a assist Australian customers with queries;data quality and management assessment — Being one of the first banks to enabledashboard, a series of metrics assessing access to data as part of the Opendata quality and our data infrastructure. All Banking initiative;the metrics improved over the year due to: — Launching (with other Australian banks)— Introducing more central oversight to a new blockchain technology to digitisedata quality and management; the bank guarantee process;— Implementing data quality measurement — Expanding WIB’s digital bankingand monitoring across the Group; and platform – to make it easier for— Implementing a new data certification corporates to manage their balanceprocess for new and changed processes. sheets; and — Creating new digital processes in New Zealand including digital credit submissions, complaints capture, and online forms for COVID-19 related assistance. CASE STUDY 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS NEW MOBILE APP BRINGS SIMPLICITY Westpac’s new app launched to 240,000 customers at the end of the year. It will be available to all customers who use iPhones in early 2021 and an Android version is expected to be rolled out by the end of that year. The app simplifies what customers do most and makes everything else easier. Developed in collaboration with Apple and Google, customers can initiate payments without opening the app via Apple’s intelligent assistant Siri. Other features include drag and drop transfers, finding things quicker with ’smart search’, start Apple Pay setup with a single tap, establishing a ‘card hub’ that keeps track of plastic and personalising the app with wallpapers. More features will be rolled out in 2021. “Our Digital and GroupTech teams have listened to customers and reimagined our mobile banking experience. Customers told us they wanted simpler and faster banking. We’ve simplified the navigation and payments are faster to friends and family,” says Martine Jager, Chief Digital & Marketing Officer. “This is a significant leap for Westpac and sets a solid foundation for us to build on in the future with more features and experiences.” 4 SHAREHOLDER INFORMATION

24WESTPAC GROUP 2020 ANNUAL REPORT Strategic report 24WESTPAC GROUP 2020 ANNUAL REPORT OUR PRIORITIES Perform Improving performance by building customer loyalty and growth through service, sharpening our focus on returns, and resetting our cost base. A strong balance sheet and engaged workforce form the foundation of performance. Holly Rogers, Westpac Personal Banking Advisor

#1 Business Banking NPS ranking2 #3 Consumer NPS ranking3 Helping when it matters – a core commitment Helping Australians and New Zealanders succeed has been behind our success for over 200 years. However, this year’s challenges and uncertainties have tested us. While we retained our number one service ranking in Business Banking1,2 against the other major Australian banks, we remained at number three in Consumer3. In New Zealand we are fourth of the major banks in service but we have been closing the gap this year. Our people have been behind our success in Business banking, responding to the environment and working tirelessly to support customers and businesses through the ups and downs of the year. Australian Consumer NPS has improved over the year but our rank has not increased. In part, this was because we did not adequately keep up with increased demands for assistance in our Contact Centres. In addition, some of our offshore partners were disrupted by lockdowns, which impacted service in mortgages. Supporting customers when it matters most is one of our core commitments and strengths. Our people stepped up to the extraordinary events of the year, by ensuring we remained open for business, by supporting customers in their transition to contactless banking and by helping customers establish loan repayment deferral arrangements. We are focused on simplifying and streamlining our operations so our people can get on and do what they do best. We are focused on simplifying and streamlining our operations so our people can get on and do what they do best, serve customers.” DIGITAL ENHANCEMENTS DURING COVID-19 The impact of COVID-19 was both significant and rapid. Thousands of customers needed urgent help when they had to stop work or close their business. The rise in requests led to increased call wait times which was frustrating for customers. In response, we created a digital solution for customers to apply for an immediate repayment deferral online or via mobile, giving instant cash flow relief. It also allowed customers to exit or extend their support package. This new solution helped many Australians find peace of mind in a time of immense stress. It also freed up the time of our people to support those customers with more complex solutions. WESTPAC GROUP 2020 ANNUAL REPORT25 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking. Net Promoter ScoreSMis a trademark of Bain & Co Inc., SatmetrixSystems, Inc., and Mr Frederick Reichheld. Using a 11 point numerical scale where 10 is ‘Extremely likely’ and 0 is ‘Extremely unlikely’, Net Promoter Score is calculated by subtracting the percentage of Detractors (0-6) from the percentage of Promoters (9-10). Source: DBM Consultants Business Atlas, March – August 2020, 6MMA. MFI customers, all businesses. Source: DBM Consultants Consumer Atlas, March – August 2020, 6MMA. MFI Westpac Group customers. “I’m incredibly proud of the way our people rallied to help customers in need – it’s a great example of how digital can simplify and instantly make it easier for customers,” says Dhiren Kulkarni – who leads our Consumer Digital team.

Helping customers through COVID-19 and natural disasters COVID-19 has changed many aspects of life, including how we bank. Cities have at times been deserted, the use of cash has dramatically fallen, and demands on our contact centres have escalated. Vulnerable customers, many of whom prefer face-to-face banking, have not been able to visit branches. In short, many customers are doing it tough. We were the first major bank to offer customers a COVID-19 relief package on 11 February 2020 and responded quickly by redirecting resources to where they were needed most; closing some branches, and helping customers adopt to new ways of banking. We worked hard to help those in financial difficulty by providing repayment deferrals and bridging facilities for businesses ahead of government support payments. Many customers still need support and we will continue to work constructively with them to determine the most appropriate options. SUPPORTING CUSTOMERS ~175k mortgage deferral packages ~40k deferrals for businesses ~220k early release superannuation applications paid PROVIDING CRITICAL BANKING SERVICES AND INFRASTRUCTURE >90% of branch network remained open1 1.5k new employees recruited to our customer service teams2 SUPPORTING EMPLOYEES TO WORK EFFECTIVELY Workplace COVID-19 hygiene and safety measures in place, including temperature checking stations ~22k (85%) employees working from home1 1.3m masks provided to employees 1m+ hours of audio and video calls Updated policies and standards to help protect the physical and mental health of our people STANDING BEHIND THE ECONOMY AND COMMUNITIES Supported local community organisations and social enterprises through Westpac Foundation grants and other charitable donations Maintained focus on customers and communities affected by bushfires 26WESTPAC GROUP 2020 ANNUAL REPORT Strategic report At the peak of the COVID-19 restrictions across Australia. March to September 2020.

WESTPAC GROUP 2020 ANNUAL REPORT 27 CASE STUDY Many Australians faced the impacts of prolonged drought, devastating bushfires and storms over the year. We helped customers through a range of support packages.” Lloyd Pigram, St.George Ulladulla branch manager, with customer, Lyn Grey, at her Lake Conjola property WESTPAC GROUP 2020 ANNUAL REPORT27 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Over the year, many Australians faced the impacts of prolonged drought as well as devastating bushfires and storms. Large areas of bushland, numerous farms, and townships were severely affected. In some cases, communities were evacuated and homes and businesses destroyed. We helped customers back onto their feet through a range of customer support packages, including: Drought – extended our support to customers under a new drought assistance package; and a $100 million fund to provide carry-on finance loans of up to $1 million to existing eligible Westpac agribusiness customers at a heavily discounted variable interest rate. Bushfires – provided $3.8 million in emergency cash grants to customers; and around 1,980 disaster relief packages. We also received 603 home and contents insurance claims, with total claims from bushfires currently estimated at over $37 million. In addition, we donated over $1.4 million to community groups and charities, including Financial Counselling Australia, State-based volunteer fire services and the Foundation for Rural and Regional Renewal. For more on our bushfire response, see our Sustainability Performance section on page 33. HELPING THROUGH BUSHFIRES On New Year’s Eve in 2019, bushfires ravaged the NSW South Coast and swept through the seaside village of Lake Conjola. Many properties were taken, including the home of St.George customers, Lyn and her 92-year-old mother, Sharon. “We lost everything. All that was left of our family home of 25 years was a pile of ash and rubble. Our photos, our memories – everything,” says Lyn. Lyn has been a St.George customer since 1980, when she bought her first home. Since then, Lyn and Sharon have kept close ties with their local Ulladulla branch. As part of their weekly trip to town, they stop in to see the team and branch manager, Lloyd Pigram. When Lloyd heard the news, he got straight in touch, and arranged a $2,000 emergency grant to help the family back onto their feet. “Lloyd has been a great support, and the grant really helped us through the early stages,” says Lyn. Lyn and Sharon’s property has been cleared and they are waiting for planning approval before building starts on their new home. “Like a number of other customers, Lyn and Sharon have been through so much,” says Lloyd. “It’s been humbling to witness their resilience. They deserve every second of happiness their new home brings.” $2,000 emergency grant provided by St.George Bank to help get back on their feet

28WESTPAC GROUP 2020 ANNUAL REPORT Strategic report HELPFUL Passionate about providing a great customer experience ETHICAL Trusted to do the right thing LEADING CHANGE Determined to make it better and be better PERFORMING Accountable to get it done SIMPLE Inspired to keep it simple and easy Our five values – helpful, ethical, leading change, performing, simple (or HELPS) – guide the way and help us achieve our purpose ‘Helping Australians and New Zealanders succeed’. A set of behaviours brings these values to life, making it clear for employees what is expected of them. Helping Australians and New Zealanders succeed A motivated workforce with a strong performance ethic Great service is underpinned by a highly motivated workforce who are capable, engaged and driven by a set of clear values. In responding to the challenges of the year, our people have lived our values of being helpful and ethical, caring for customers in difficulty. However, some elements of our culture have held us back, particularly in the area of risk. This was highlighted in our 2018 Culture, Governance and Accountability (CGA) self-assessment. This is now changing. We have commenced a culture program that will build on our strengths of helping when it matters, care and empathy. The program focuses on creating a simpler and stronger business with high-performing teams where everyone knows their role in delivering for customers, and is able to constructively challenge and raise issues early. At the same time, it will help us to turn around the aspects of our culture that are holding us back, such as complexity, slow decision making and diluted accountability. Our new purpose and simplified values and behaviours also support this cultural change. Despite the challenges faced over the year, employee loyalty and support has been little changed. Employee commitment was 73% at September 2020, up from 72% at the end of FY19.

Restoring mortgage growth is a key priority Strong balance sheet and improved capital efficiency Maintaining the strength of our balance sheet while improving capital efficiency is critical in this environment. To maintain capital strength, we had to make some difficult decisions over the year including raising capital in November 2019, and not paying the 2020 interim dividend. We recognise that many shareholders rely on dividends, especially self-funded retirees. However, given the environment and circumstances at the time, this decision was considered to be in the best long-term interests of Westpac and of shareholders. Our capital position is strong and our CET1 capital ratio was 11.13% at 30 September 2020. Funding and liquidity also remain robust, and well above APRA’s minimums. This solid foundation allows us to continue supporting customers and the economy through this challenging time. Improved capital efficiency will also emerge as we exit businesses in our Specialist Businesses division. In addition to not being core to our future, these activities typically have capital returns below the Group average. We are also reconsidering other low-returning products/services where a path to acceptable returns is difficult to achieve. Restoring mortgage growth Since 2019, our mortgage portfolio has grown below system. This is a result of several factors including accelerated repayments, the early implementation of expanded mortgage assessment criteria in 2019, operational issues in processing mortgages including the shut-down of certain offshore partners. Restoring mortgage growth is a priority and our Mortgages Line of Business has helped to identify issues in our processes. We are now implementing the necessary changes which aim to improve growth relative to system in the year ahead. Productivity – a continual focus As growth slows, improving efficiency becomes even more important. Over recent years we have improved efficiency by between $300 million and $500 million annually. In 2020, we saved over $400 million of costs, although this was offset by inflationary cost increases, higher risk and compliance costs and additional resources devoted to our COVID-19 response. While our priority remains supporting customers through this difficult time, we have not lost sight of the need to reset our cost base and fundamentally improve efficiency. In part, efficiency will likely improve as we simplify our business and reduce complexity. Additional opportunities are also expected to emerge from digital, and assessing opportunities to reduce our corporate footprint. We plan to announce a cost reset program in 2021. WESTPAC GROUP 2020 ANNUAL REPORT29 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION CASE STUDY SHIFTING FOCUS DURING COVID-19 Manly Spirits founders, Vanessa and David Whittaker (pictured), made some fast decisions this year to keep their business operating. With a tasting bar in Brookvale in Sydney’s northern beaches, the craft spirits distillery has built a strong local following. Its spirits are also sold across Australia through independent and large retailers with international exports growing rapidly. “Our customers love our products and that’s reflected in our rate of growth over the last five years,” says David. “Before COVID-19 hit, we had just taken on more bar staff and extended our business loan to expand the production of dark spirits.” With the pandemic came social distancing and bar closures and the business shifted its focus to retail outlets. It also diverted resources to the manufacture of sanitiser, supplying hospitals and the Rural Fire Service, among others. “Our capabilities in manufacturing and alcohol along with Westpac’s financial support allowed us to pivot quickly,” says David. “This kept our people employed and revenue flowing while meeting an important community need.”

BUILDING A SUSTAINABLE FUTURE As one of Australia’s largest financial institutions, we recognise our role in helping to create positive social, economic and environmental impact. Every year, through our sustainability materiality assessment process, we identify the business opportunities and challenges that matter most to our stakeholders. This helps inform our approach to how we create long-term sustainable value for our customers, employees, suppliers, shareholders and communities. 2020 most material sustainability topics Conduct and culture Poor conduct has eroded public trust in Westpac and the financial services sector. In response, we have plans in place designed to strengthen our culture, and improve our processes to deliver better customer outcomes. Governance and risk management We have enhanced our governance this year and are building a stronger risk management capability. This change is critical to the reputation and financial strength of the Group. Financial performance Delivering sound financial performance and a strong balance sheet underpins our ability to support customers, the economy and the Group’s long-term success. Changing regulatory landscape Supervision and regulation in the financial services sector continues to evolve, creating change and complexity in how we operate. Customer satisfaction and experience Customers want banking to be easier, simpler and more efficient. At the same time, customer needs are becoming more complex. Customer vulnerability and hardship Our ability to support customers in times of hardship and anticipate when they are vulnerable allows us to help when it matters most. Customer safety and access Maintaining an environment where customers can safely and conveniently access our products and services. Digital product and service transformation Digitisation creates opportunities to improve efficiency and deliver new and improved services where, how and when customers choose to engage with us. Information security and data privacy Maintaining confidentiality and the security of our systems and data is paramount in retaining the trust and confidence of our stakeholders. Workforce wellbeing and talent retention Maintaining a secure, flexible and supportive workplace helps us attract, retain and develop our people. Climate change risks and opportunities As a major financial institution, we have an important role in managing the risks and opportunities of climate change. Supporting communities in need As an integral service provider in the communities in which we operate, we support those in need including in times of emergency and recovery. We also support initiatives that address complex societal and economic issues. Human rights business risk We seek to positively impact human rights in our value chain through our role as an employer in fostering inclusion and diversity, our lending, understanding our role in supporting Indigenous communities, our investments in funds, and through our supply chain. 30WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Our approach to identifying our material sustainability topics is aligned to the Global Reporting Initiative (GRI) Standards (2016) and the AA1000 AccountAbility Principles Standard (2018).

Founding bank and signatory to the Principles for Responsible Banking announced in September 2019. Supporter of the United Nation’s Sustainable Development Goals (SDGs) and its agenda for action on improving the wellbeing of present and future generations. Signatory to the Business Coalition Statement on Climate in 2015, which highlights our support for the Paris Climate Agreement to limit global warming to less than two degrees Celsius above pre-industrial levels. Founding signatory to the United Nations Global Compact and a supporter of the UN’s ‘Protect, Respect, Remedy’ framework. Climate change reporting aligned to the recommendations of the Task Force on Climate-related Financial Disclosures. We update our sustainability strategy every three years. Our last sustainability strategy was launched in 2017 and centred on three priorities where we believed we could have the greatest impact and create sustainable long-term value by: Helping people make better financial decisions Helping people by being there when it matters most to them Helping people create a prosperous nation WESTPAC GROUP 2020 ANNUAL REPORT31 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION CultureFundamentals The following pages assess our progress on this strategy in its final year, ahead of the launch of our 2021-2023 Sustainability Strategy. We have made good progress over the last three years meeting or exceeding over 80% of the measures set in 20171. 1 Total number of measures met divided by total number of measures.

32WESTPAC GROUP 2020 ANNUAL REPORT BUILDING A SUSTAINABLE FUTURE Sustainability performance progress Progress highlights in the final year of our 2018-2020 Sustainability Strategy. 32WESTPAC GROUP 2020 ANNUAL REPORT Strategic report During the past year we delivered a range of financial education programs reaching an estimated one million individuals, as well as businesses, not for-profit organisations and community groups through Westpac’s Davidson Institute in Australia and the Managing Your Money program in New Zealand. Together with the launch of a new online platform, we introduced new easy to understand content, including a financial fitness course. Other initiatives include financial capability resources for young Australians via Year 13 and through our new Instagram TV channel; women via Ruby Connection; and older Australians via Starts at 60. Alignment to the sustainable development goals New and simpler products and services Customers want simpler, smarter and smoother banking. We continue to review our products and processes to reduce complexity and improve service. To improve the home ownership experience, we now have digital tools to help customers prepare for their first home loan appointment, upload documents, accept a loan offer in one click and track their application via online banking through to settlement, with reminders and alerts. With 80% of digital customers using their phone for banking, we are rolling out a new Westpac personal banking app, designed for a faster and easier experience, with more intuitive navigation and quicker payments.

WESTPAC GROUP 2020 ANNUAL REPORT 33

Our teams are working hard to support customers, communities and the economy throughout the COVID-19 pandemic. Our initial response focused on protecting our people and customers while remaining open for business and putting in place a range of customer support packages such as mortgage and business loan deferrals. Our focus has now shifted to working with customers who need more individual support.

Before COVID-19, many customers and communities were, and continue to be, impacted by drought and last summer's devastating bushfires. Support packages included mortgage and business loan deferrals, emergency cash grants and a $100 million fund to provide carry-on finance loans of up to $1 million to existing eligible drought affected agribusiness customers at a discounted variable interest rate.

Supporting more than 24,000 customers experiencing vulnerability through our specialist teams

Helping those in need of extra care

We offer a variety of resources to assist customers and their families experiencing challenging circumstances such as the loss of a loved one, divorce or separation, or elder financial abuse. Following the COVID-19 restrictions, we offered support for elderly customers and people experiencing vulnerability to set up contactless banking.

Remote banking support

Westpac Remote Services supports Aboriginal and Torres Strait Islander customers in remote communities who may face geographic, language and cultural barriers to accessing financial services.

First piloted in 2018, this year we expanded Yuri Ingkarninthi, our Indigenous Connection call centre, to customers in all States and Territories, conducting over 18,000 customer conversations to support a variety of remote banking needs. These included access to cards or cash, establishing telephone and internet banking and resolving issues related to scams and fraud.

Alignment to the sustainable development goals

8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
17 PARTNERSHIPS FOR THE GOALS

WESTPAC GROUP 2020 ANNUAL REPORT33 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW Helping those in need of extra care We continue to improve support for customers in vulnerable circumstances. This year, we introduced an enterprise-wide standard to help our people support customers in vulnerable circumstances. In addition, we developed our Family or Domestic Violence Position Statement, which outlines the principles we apply when supporting affected customers. We offer a variety of resources to assist customers and their families experiencing Helping peoplechallenging circumstances such as the loss of a loved one, divorce or separation, by being thereor elder financial abuse. Following the COVID-19 restrictions, we offered when it matterssupport for elderly customers and people experiencing vulnerability to set up most to themcontactless banking. Our teams are working hard to supportRemote banking support customers, communities and theWestpac Remote Services supports economy throughout the COVID-19Aboriginal and Torres Strait Islander pandemic. Our initial response focusedcustomers in remote communities who on protecting our people and customersmay face geographic, language and cultural while remaining open for business andbarriers to accessing financial services. putting in place a range of customer support packages such as mortgage andFirst piloted in 2018, this year we business loan deferrals. Our focus has nowexpanded Yuri Ingkarninthi, our Indigenous shifted to working with customers whoConnection call centre, to customers Supporting more thanin all States and Territories, conducting 24,000 customersneed more individual support.over 18,000 customer conversations to experiencing vulnerability throughBefore COVID-19, many customers andsupport a variety of remote banking needs. our specialist teamscommunities were, and continue to be,These included access to cards or cash, impacted by drought and last summer’sestablishing telephone and internet banking devastating bushfires. Support packagesand resolving issues related to scams included mortgage and business loanand fraud. deferrals, emergency cash grants and a $100 million fund to provide carry-on finance loans of up to $1 million to existingAlignment to the sustainable development goals eligible drought affected agribusiness customers at a discounted variable interest rate. We approved over 75,000 applications for financial assistance from customers experiencing financial hardship in FY20. 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

34WESTPAC GROUP 2020 ANNUAL REPORT Helping people create a prosperous nation To help our people develop their skills, we provide a range of structured and self-paced learning experiences, including virtual coaching support to help bankers have great customer conversations and deepen relationships. We have also partnered with leading universities to offer employees a range of micro-credentials in disciplines such as risk, lending and service. 719 jobs Westpac Foundation1 grants to social enterprises helped create 719 jobs2 for vulnerable Australians Helping create jobs for vulnerable Australians Westpac Foundation1 paid $2.3 million in grants to help organisations that provide employment, education and training support for some of Australia’s most vulnerable. Given COVID-19’s impact, the Foundation brought forward grant payments and expanded its non-financial support, working with industry partners to offer access to pro bono skills. This year, Westpac Foundation also partnered with the Foundation for Rural and Regional Renewal (FRRR) to award grants to 50 community organisations in rural, regional and remote communities affected by drought, bushfires and COVID-19. 34WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Delivered over $150 million in community investment3 CASE STUDY THE BREAD AND BUTTER PROJECT The Bread and Butter Project is Australia’s first social enterprise bakery, investing all its profits into training and employment for refugees and asylum seekers. As a wholesale bakery, the closures of cafes and restaurants due to COVID-19 initially resulted in a 60% loss in revenue. With Westpac Foundation’s support, the Project expanded its distribution to Woolworths Metro stores. This helped the bakery increase sales and keep its bakers and trainees employed. Refer to footnote on page 13. Jobs created through the Westpac Foundation job creation grants to social enterprises are for the year ended 30 June 2020. Excludes commercial sponsorships.

CASE STUDY I plan to use my Fellowship as an opportunity to showcase what is possible and inspire young scientists to follow their passion.” Dr Jacquiline Romero, Westpac Scholar A QUANTUM ALPHABET Quantum physicist and Westpac Scholar Dr Jacquiline Romero believes the key to online security could lie in a ‘quantum alphabet’ made not from letters, but from different shapes of light. Dr Romero is exploring its potential through her Westpac Research Fellowship at The University of Queensland. “I plan to use my Fellowship as an opportunity to showcase what is possible and inspire young scientists to follow their passion.” “The Fellowship is expanding my network both inside and outside of academia, which encourages a broader conversation beyond physics. Talking to others in the Westpac Scholars network, you get a sense that they sincerely want to help you achieve your vision. That backing helps me be bolder and more ambitious.” Tomorrow’s leaders Westpac Scholars Trust4 awards 100 scholarships each year to individuals who have the ideas and drive to help shape the future of Australia. Since beginning in 2014, Westpac Scholars Trust has awarded scholarships valued at $24.6 million in partnership with 22 universities across Australia. Westpac Scholars are talented Australians focused on tackling a range of issues, from finding treatments to rare diseases, to creating innovative businesses that help solve social problems. Today there are almost 500 Westpac Scholars. $3.9m In full year 2020 Westpac Scholars Trust awarded $3.9 million in educational scholarships to the next 64 Westpac Scholars WESTPAC GROUP 2020 ANNUAL REPORT35 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Westpac Scholars Trust (ABN 35 600 251 071) is administered by Westpac Scholars Limited (ABN 72 168 847 041) as trustee for the Westpac Scholars Trust. Westpac Scholars Trust is a private charitable trust and neither the Trust nor the Trustee are part of Westpac Group. Westpac provides administrative support, skilled volunteering, and funding for operational costs of Westpac Scholars Trust.

##soft

36WESTPAC GROUP 2020 ANNUAL REPORT Australia’s largest financier of greenfield renewable energy projects for the past three years5 - see Climate change on page 42 for more information Social and affordable housing During the year we were joint lead managers for National Housing Finance and Investment Corporation (NHFIC) on two social bonds, including the largest social bond by an Australian issuer. Funds raised by the bonds will support community housing providers across New South Wales, Queensland, South Australia, Tasmania, Victoria and Western Australia, financing over 4,700 properties, including over 1,100 new dwellings. Our lending to the social and affordable housing sector increased to $1.7 billion6. This reflects a change in market dynamics, with funding sources to the sector more diversified. We continue to support NHFIC and its clients. Safer Children, Safer Communities One of the commitments in our Response Plan to the AUSTRAC proceedings was to develop a program to help reduce the human impact of financial crime. The program involves a series of actions and investments we intend to deliver in Australia and across the Asia Pacific Region over three years to make a meaningful impact on child safety and protection. To guide our approach, we established the Safer Children, Safer Communities Roundtable of experts in human rights, child safety, online safety and law enforcement. Progress this year included developing strategic partnerships with International Justice Mission to provide $18 million over three years to tackle online sexual exploitation of children in the Philippines, and with Save the Children (Australia) to provide $6 million over six years to support the delivery of its ‘Protect Children – Philippines’ project. We are working with an international non-government organisation to invest $25 million in cross-industry data sharing projects to better detect, monitor, report and prevent harm to children associated with financial crime. Most recently, we launched a new Impact Grants program, allocating $9.2 million to support community organisations and not-for-profits working across a range of child safety and protection initiatives in Australia. Principles for Responsible Banking In 2017, we were a founding bank and signatory to the Principles for Responsible Banking (PRB), an initiative of the United Nations Environment Programme Finance Initiative (UNEP FI). Last year, we became the first bank globally to report in alignment with the draft principles. Alignment to the sustainable development goals 36WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Source: IJGlobal, September 2020. Refers to the cumulative Total Approved Exposure to customers in the Social and Affordable Housing sector since 2013.

WESTPAC GROUP 2020 ANNUAL REPORT 37

A culture that is caring, inclusive and innovative

Average time to resolution for complaints[7] is 6.5 days, compared to 9 days in 2019

Promoting an inclusive society, where our workforce reflects our customers

Recognising and embracing the diversity of our people helps us to create an inclusive culture where employees feel they belong, are encouraged to bring new ideas and understand the diversity of the communities we serve.

We have introduced a new Cultural Diversity Leadership Shadowing Program, with 210 employees participating in the first year.

Westpac was included in the Bloomberg Gender Equality Index for the fourth consecutive year.

We welcomed 115 new Aboriginal or Torres Strait Islander employees and increased the regional footprint of our Aboriginal and Torres Strait Islander traineeship program, which provides paid full-time or school-based traineeships to build experience in financial services.

Improving the way we resolve customer issues

Over the past two years, we have made significant changes to the management of customer complaints, both in terms of our processes and by identifying and addressing root cause issues that lead to complaints.

Initiatives include complaints skilling sessions for bankers with a focus on first point resolution, an updated Complaints Management Standard and continuing to make information on how to make a complaint easier to find. We have also rolled out a new complaints management system to help improve the customer experience and for better compliance and reporting.

We also continue to refund customers where we have not got it right through our customer remediation programs.

7 Group Internal Dispute Resolution complaints excluding WIB complaints.

WESTPAC GROUP 2020 ANNUAL REPORT37 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW A culture that is caring, inclusive and innovative We are working to address the culture shortcomings outlined in the Culture, Governance and Accountability (CGA) self-assessment, with a program that builds on our strengths of caring and empathy, while turning around aspects of our culture which have held us back, such as complexity and diluted accountability. Our new purpose and simplified values and behaviours are also supporting this cultural change. Promoting an inclusive society, where our workforce reflectsImproving the way we resolve our customerscustomer issues Recognising and embracing the diversity Over the past two years, we have made Average time to of our people helps us to create an significant changes to the management resolution for inclusive culture where employees feel of customer complaints, both in terms complaints7 is 6.5 days, comparedthey belong, are encouraged to bring newof our processes and by identifying and to 9 days in 2019ideas and understand the diversity of theaddressing root cause issues that lead communities we serve.to complaints. We have introduced a new CulturalInitiatives include complaints skilling Diversity Leadership Shadowing Program,sessions for bankers with a focus on first with 210 employees participating in thepoint resolution, an updated Complaints first year.Management Standard and continuing to make information on how to make a Westpac was included in the Bloombergcomplaint easier to find. We have also Gender Equality Index for the fourthrolled out a new complaints management consecutive year.system to help improve the customer We welcomed 115 new Aboriginal or Torresexperience and for better compliance Strait Islander employees and increasedand reporting. the regional footprint of our Aboriginal andWe also continue to refund customers Torres Strait Islander traineeship program,where we have not got it right through which provides paid full-time or school-our customer remediation programs. based traineeships to build experience in financial services. We also launched the second intake of our Tailored Talent program for those on the Autism spectrum. This program received Autism Australia’s 2020 Aspect Advancement Award. 7 Group Internal Dispute Resolution complaints excluding WIB complaints. 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

38WESTPAC GROUP 2020 ANNUAL REPORT 38WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Health, safety and wellbeing Our priority through COVID-19 has been to protect our people while remaining open for business. We have implemented a range of measures to support the health and wellbeing of employees, including enhanced cleaning, providing personal protective equipment, temperature checks in larger sites and installation of polycarbonate screens in branches. Where possible, employees are working remotely, with over 20,000 working from home. We also introduced special leave provisions to address illness, self-isolation and changing childcare responsibilities. Over 2,000 leaders have completed training in the early intervention and prevention of mental ill-health, and the importance of supportive leadership. Since COVID-19, we have introduced new health and wellbeing resources, including for parents and carers balancing home and work commitments, and for employees exposed to increased risks of domestic and family violence. SUSTAINABILITY-LINKED LOAN Westpac NZ and Contact Energy entered into a $50 million, four-year sustainability-linked loan facility, one of the first of its kind in New Zealand. The loan’s incentive targets align with continual improvement in Contact Energy’s Environmental Social and Governance (ESG) performance, including assessment of its climate strategy, electricity generation mix, corporate governance and stakeholder engagement. Sustainable lending and investment Many corporate and institutional customers are moving to more sustainable business models. We offer a range of sustainable finance products and services to support them in the transition, including sustainability-linked loans that incentivise borrowers to meet pre-determined sustainability targets. During the year, we updated our Sustainability Risk Management Framework and ESG Credit Risk Policy, developed tools to support bankers when considering ESG risks, and enhanced our position statements including on climate and human rights. Human rights See Human rights on page 40.

WESTPAC GROUP 2020 ANNUAL REPORT 39

Malcolm
Eat Up.

CO_2

Maintained carbon neutral status

75%

Renewable energy represents 75% of our lending to the electricity sector

A+

A+ rating for BT's sustainable investment strategy and governance through the Principles for Responsible Investment (PRI)

Environment[1]

We are committed to reducing the climate change impacts of our operations. We achieved an 11% reduction in Scope 1 and Scope 2 greenhouse gas emissions in 2020 compared to 2019, and a 27% reduction since 2016[2]. The reduction over the last four years has been driven by commercial and retail site consolidation and refurbishments as well as onsite solar installations. Reduced staff numbers at corporate sites due to the COVID-19 pandemic contributed approximately 2% of the reported reduction in Scope 1 and 2 emissions this year.

Responsible sourcing

We work with over 8,600 supplier partners and during the year procured goods and services worth $6.5 billion across Australia and New Zealand.

In response to the *Modern Slavery Act 2018* (Cth), we have published a new Responsible Sourcing Code of Conduct, updated our Responsible Sourcing assessment tool to increase our ability to identify risks of modern slavery and expanded the scope of our assessment activities to suppliers in high risk categories, outside of our Top 100 by spend. We have commenced a redesign of the Responsible Sourcing Program to enhance our methods of identifying ESG risks and take steps to mitigate and manage ESG risks across different industries and deeper into our supply chain.

Our supplier inclusion and diversity program has continued to grow with $19 million spent with diverse suppliers during the year, including $5.9 million with Indigenous-owned businesses.

Community and social impact

Through our community programs, we support our employees to make a difference in the issues and causes important to them. More than 3,000 employees participated in our volunteering programs, sharing their skills or time to support community partners and social enterprises.

In addition, over $2.7 million was donated to more than 780 charities through our Matching Gifts program, which matches employee donations to eligible Australian charities dollar-for-dollar.

FIRST GREEN LOAN IN SUPERANNUATION

This year, we launched Australia's first green loan developed for the superannuation sector. Working with Local Government Super, the $65 million green loan was structured by determining which buildings in its Local Government Property Fund met international standards for green buildings set by the Climate Bonds Initiative.

WESTPAC GROUP 2020 ANNUAL REPORT39 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW Environment1Our supplier inclusion and diversity program has continued to grow with C0We are committed to reducing the climate$19 million spent with diverse suppliers 2change impacts of our operations. Weduring the year, including $5.9 million achieved an 11% reduction in Scope 1 andwith Indigenous-owned businesses. Maintained carbonScope 2 greenhouse gas emissions in 2020 neutral statuscompared to 2019, and a 27% reductionCommunity and social impact since 20162. The reduction over the last four years has been driven by commercial andThrough our community programs, retail site consolidation and refurbishmentswe support our employees to make as well as onsite solar installations. Reduceda difference in the issues and causes staff numbers at corporate sites due toimportant to them. More than 3,000 75%approximately 2% of the reported reduction the COVID-19 pandemic contributedemployees participated in our volunteering programs, sharing their skills or time to in Scope 1 and 2 emissions this year.support community partners and social Renewable energy represents 75% ofenterprises. our lending to theResponsible sourcing electricity sectorIn addition, over $2.7 million was donated We work with over 8,600 supplier partnersto more than 780 charities through our and during the year procured goods andMatching Gifts program, which matches services worth $6.5 billion across Australiaemployee donations to eligible Australian and New Zealand.charities dollar-for-dollar. In response to the Modern Slavery Act 2018 A+(Cth), we have published a new ResponsibleFIRST GREEN LOAN IN Sourcing Code of Conduct, updated ourSUPERANNUATION Responsible Sourcing assessment tool A+ rating for BT’sThis year, we launched Australia’s sustainable investmentto increase our ability to identify risks of strategy and governance modern slavery and expanded the scopefirst green loan developed for the through the Principlesof our assessment activities to suppliers insuperannuation sector. Working with for Responsiblehigh risk categories, outside of our Top 100Local Government Super, the $65 million Investment (PRI)by spend. We have commenced a redesigngreen loan was structured by determining of the Responsible Sourcing Program towhich buildings in its Local Government enhance our methods of identifying ESG Property Fund met international risks and take steps to mitigate and manage standards for green buildings set ESG risks across different industries and by the Climate Bonds Initiative. deeper into our supply chain. 1 Environmental footprint data as at 30 June 2020, unless otherwise stated. 2 FY16 Scope 1 and 2 baseline: 147,620 tCO -e. 2 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

40WESTPAC GROUP 2020 ANNUAL REPORT BUILDING A SUSTAINABLE FUTURE Human rights Respecting and advancing human rights helps us to achieve our vision to help Australians and New Zealanders succeed. It reflects our belief that all people are entitled to basic rights and freedoms without discrimination. 40WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Our Human Rights Position Statement and 2023 Action Plan: Commits to 19 specific actions over the next three years; and Sets out the principles that guide our approach and helps stakeholders identify the specific policies, frameworks and other documents where those principles are applied in practice. Our commitment to human rights As a major financial institution, we understand that through our activities we may impact on human rights, whether in our role as a financial services provider, lender, purchaser of goods and services, employer, or supporter of communities. We recognise we have both a responsibility to respect human rights, and opportunities to positively impact human rights, across our value chain. In particular, Westpac acknowledges and has taken accountability for its inadequate transaction monitoring to help identify potential child exploitation. Every three years, we review and update our Human Rights Position Statement and Action Plan (Human Rights Action Plan) to lay out the principles that guide our approach and help stakeholders identify the specific policies, frameworks and other documents where those principles are applied in practice. In May, we published our third Human Rights Position Statement since 2015, together with our 2023 Action Plan. This sets out nineteen specific actions to be addressed over the next three years for how we will more deeply embed respect for human rights into our business and business relationships, in line with the UN Guiding Principles on Business and Human Rights. Governance and oversight The Westpac Group Board has oversight of our approach to human rights and our management of human rights risks. Our Human Rights Action Plan is reviewed by the Executive Team and approved by the Board every three years. The Board Risk Committee considers and approves Westpac’s Sustainability Risk Management Framework (which includes human rights risks) every two years. The implementation and management of Westpac’s approach to human rights is led by Group Executives.

WESTPAC GROUP 2020 ANNUAL REPORT 41

Identifying our salient human rights issues

ROLE	SALIENT HUMAN RIGHTS
Financial services provider	— Customers experiencing vulnerability due to COVID-19, serious illness and natural disasters, including bushfires — Use of our services to adversely impact on human rights — Access to services by Indigenous populations — Information security and data privacy
Lender	— Labour rights and land-related human rights
Employer	— Work related mental ill-health — Exclusion and discrimination
Purchaser of goods and services	— Unfair wages and working conditions — Modern slavery in our operations and supply chain

Managing human rights issues

TAKING ACTION ON MODERN SLAVERY

In response to the *Modern Slavery Act 2018* (Cth), this year we have taken steps to embed its requirements across our operations and supply chain. These include:

- identifying ways to better address modern slavery risk;
- conducting a modern slavery risk assessment; and
- identifying areas for industry collaboration.

WESTPAC GROUP 2020 ANNUAL REPORT41 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW Identifying our salient human rights issues Salient human rights issues are the human rights at risk of the most severe negative impact through a company’s activities and business relations. The following salient Supported thehuman rights have been identified as key focus areas: psychological health and safety of our workforce, particularly in light of the impacts of bushfires and COVID-19 Managing human rights issues This year, we took a number of important steps to uplift our respect for human rights, in line with the Human Rights Action Plan: — delivered extra level of care and sensitivity in the way we serve and support customers experiencing vulnerability; — progressed a significant multi-year program of work to address management of financial crime risks, including those associated with child exploitation; — commenced a series of actions and investments in Australia and across the Asia Pacific region through our Safer Children, Safer Communities work program;TAKING ACTION ON MODERN — updated our ESG Credit Risk Policy andSLAVERY our position on certain sensitive sectors toIn response to the Modern include further guidance on human rightsSlavery Act 2018 (Cth), this year risks and to further embed the principlewe have taken steps to embed of ‘risk to people’ as well as risk to theits requirements across our business;operations and supply chain. — supported the psychological health andThese include: safety of our workforce, particularly in light— identifying ways to better of bushfires and COVID-19; andaddress modern slavery risk; — published our Slavery and Human— conducting a modern slavery Trafficking Statement for the 2019 financialrisk assessment; and year in accordance with the Modern Slavery— identifying areas for industry Act 2015 (UK) and made progress to meetcollaboration. the requirements of the newly commenced Australian Modern Slavery Act 2018 (Cth). 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

42WESTPAC GROUP 2020 ANNUAL REPORT BUILDING A SUSTAINABLE FUTURE Climate change Westpac recognises that climate change is one of the most significant issues that will impact the long-term prosperity of the global economy and our way of life. 42WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Climate-related financial disclosure We are committed to managing our business in alignment with the Paris Agreement and the need to transition to a net zero emissions economy by 2050. There is continued development in the climate change agenda and increasing interest from investors, regulators, customers and the community in our approach to this issue. This year, we further integrated management of climate change impacts into our business. Since 2018, the Group has published disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and our performance against these recommendations is summarised below.

Climate change: Strategy Key achievements from our 2020 Climate Action Plan over the year: CLIMATE CHANGE SOLUTIONS Provide finance to back climate change solutions Increased lending to climate change solutions, taking total committed exposure to $10.1 billion, exceeding our target1 of $10 billion by 2020; and Facilitated $4.8 billion for climate change solutions, exceeding our 2020 target of $3 billion. SUPPORT BUSINESSES Support businesses that manage their climate-related risks Reduced the emissions intensity of our lending to the electricity generation sector from 0.36 tCO -e/MWh in 2017 to 0.25 tCO -e/MWh 22 2 Maintained our commitment to stringent lending standards in the thermal coal mining sector; Supported customers’ transition strategies through sustainable finance structures, such as sustainability-linked loans – see case study page 38; and Through BT, continued our involvement in Climate Action 100+, an investor-led initiative to engage systemically important greenhouse gas emitters and help achieve the goals of the Paris Agreement. HELP CUSTOMERS Help individual customers respond to climate change Provided over 3,400 natural disaster relief packages to assist customers affected by floods, bushfires and other disasters over the year – see page 27 for further details; and Westpac New Zealand launched a Warm Up Home Loan, offering up to NZ$10,000 interest-free, for five years, to make homes healthier and more energy efficient. IMPROVE DISCLOSURE Improve and disclose our climate change performance Reduced Scope 1 and 2 emissions by 27% since 20162 exceeding our reduction target of 9% by 2020; Commenced renewable electricity supply from Bomen Solar Farm in Q4 2020. We expect to source over 45% of our annual electricity requirement from renewables in 2021, and are on track to meet our commitment of 100% by 2025; Westpac New Zealand became New Zealand’s first Toitū carbon zero certified bank in 2020; and Released our updated Climate Change Position Statement and 2023 Action Plan. POLICY ADVOCACY Advocate for policies that stimulate investment in climate change solutions Actively engaged in industry initiatives on key climate change themes, including through the UN Principles for Responsible Banking, Australian Sustainable Finance Initiative, Australian Business Roundtable for Disaster Resilience and Safer Communities, and Climate Measurement Standards Initiative (CMSI). WESTPAC GROUP 2020 ANNUAL REPORT43 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION Progress and targets for lending to climate solutions are reported on an ‘as-at’, non-cumulative basis. 2

Climate change update (continued) Aim to provide $3.5 billion new lending to climate change solutions by 2023 and $15 billion by 2030 Strategy update In May, we released our updated Climate Change Position Statement and 2023 Action Plan (Climate Action Plan)1. Our updated Climate Action Plan describes the principles that underpin our climate change strategy, recognising that: a transition to a net zero emissions economy is required by 2050; economic growth and emissions reductions are complementary goals; addressing climate change creates opportunities; climate-related risk is a financial risk; and collective action, transparency and disclosure matter. To address climate change risk and opportunities, our Climate Action Plan identifies three areas where we expect to direct our attention over the short, medium and long-term. We will: help customers and communities respond to climate change; improve the climate change performance of our operations; and support initiatives and policies to achieve the goals of the Paris Agreement. The Climate Action Plan also identifies areas where we will continue to improve our oversight, risk management and disclosure of climate change risks and opportunities. Oversight The Board has oversight of the Group’s approach to and management of climate change and receives twice-yearly updates. Our Climate Action Plan is approved by the Board every three years. The Board Risk Committee considers and approves our Sustainability Risk Management Framework (which includes climate change risks) every two years. The management of our response to climate change is led by Group Executives. The Sustainability Council (Council), sponsored by the Group Executive, Customer and Corporate Relations, comprises senior leaders from across the Group with responsibility for managing Westpac’s sustainability agenda, including climate change. The Council meets at least quarterly and has climate change as a standing agenda item. The Council reports to the Executive Team and Board through twice-yearly updates. Various committees oversee different elements of our climate change strategy: the Sustainable Finance Committee coordinates initiatives to achieve Westpac’s climate change solutions targets. It reports to the Council; the Climate Change Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group. It reports to the Group Credit Risk Committee; and the Environment Management Committee oversees strategies and initiatives to reduce our environmental footprint, particularly targets on energy and emissions. It reports to the Council. Divisional risk committees consider the climate change dimensions of our business activities as required. During the year, the Board: attended a training workshop led by industry experts to discuss climate change risks, investor expectations and directors’ duties; approved the Group’s fourth Climate Action Plan in April 2020; and noted a summary of developments in climate change in its six-monthly update. To enhance oversight of climate change we: aligned the Climate Change Risk Committee, chaired by the Group Chief Credit Officer, to be a sub-committee of the Group Credit Risk Committee to improve oversight of climate-related financial risks; implemented climate change updates to risk forums for major customer-facing divisions including Westpac Institutional Bank (WIB), Business division, Consumer division and Westpac New Zealand Limited; and commenced work to enhance climate change reporting to the Board. 44WESTPAC GROUP 2020 ANNUAL REPORT Strategic report 1 Westpac’s Climate Change Position Statement and 2023 Action Plan does not apply to investments made where a Westpac Group entity is acting as a trustee (for example Responsible Super Entity licensee or Responsible Entity) or insurer. The governance and strategies for ESG risk in these portfolios (including climate change) are the responsibility of the relevant board and management of these entities.

Managing climate-related risks Climate change risks are managed within the Group’s risk management framework. We seek to understand the potential for climate-related transition, physical and litigation risks to impact our business, in particular the possible impact on credit risk, regulatory and reporting obligations, and our reputation. Through our Climate Action Plan, we set out criteria for lending to emissions-intensive and climate-vulnerable sectors, supporting customers that are in, or reliant on, these sectors and who assess the financial implications of climate change on their business, including how their strategies are likely to perform under various forward-looking scenarios, and demonstrate a rigorous approach to governance, strategy setting, risk management and reporting. We review our Sustainability Risk Management Framework, risk appetite measures and policies ensuring the criteria set out in the Climate Action Plan are integrated. These criteria are applied at the portfolio, customer and transaction level where appropriate. Escalation of climate-related risks to relevant divisional risk committees occurs in accordance with the Sustainability Risk Management Framework. If the identified risks are not within risk appetite then the application of conditions to manage the risks may be considered, or the transaction may be declined. Risks associated with climate change have environmental, social and economic dimensions and are predicted to impact all aspects of society. Bomen Solar Farm in Wagga Wagga, NSW WESTPAC GROUP 2020 ANNUAL REPORT45 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION CLIMATE CHANGE RISK COMMITTEE We updated our Climate Change Risk Committee (CCRC) to improve oversight of climate-related financial risks. The CCRC met three times during the year. Now chaired by the Group Chief Credit Officer and reporting to the Group Credit Risk Committee, the CCRC’s objectives are to: oversee identification, quantification and management of climate-related risks; integrate climate-related risks into risk management frameworks, lending policies and lending guidelines; design, execute and integrate climate scenario analysis and portfolio resilience testing; support climate change disclosures and reporting; and facilitate continuous improvement in climate-related risk management.

Westpac has long understood that climate-related risk is a financial risk. This is one of the reasons why we have been taking action on this issue for over a decade. This year we improved climate-related risk management by: establishing ’Sustainability’ as a Level 1 Risk in the Group Risk Taxonomy to enhance our focus on material sustainability risks including climate change; realigning ownership of the Sustainability Risk Management Framework from Group Sustainability to Risk to improve integration with Group-wide risk approaches; initiating a review of our Sustainability Risk Management Framework, Risk Appetite Statements and ESG Credit Policy to integrate the criteria set out in our new Climate Action Plan; analysing the credit characteristics of lending in industry sectors and postcodes which may face higher risks by 2050 under climate change scenarios developed in 2018 and 2019; completing Westpac New Zealand’s first climate risk disclosures in line with TCFD recommendations; and conducting a physical risk assessment of the impact of sea level rise on coastal flooding and erosion on the Westpac New Zealand residential mortgage book. Scenario analysis Since 2016, Westpac has evolved its scenario analysis to inform its assessment of climate-related risks and opportunities over the short, medium and long-term. The findings from our scenario analysis informed our current Climate Action Plan which outlines a range of commitments to help customers and communities respond to climate change. We continue to assess1: the resilience of our Australian Business and Institutional2 lending to transition risks using 1.5 and 2-degrees scenarios; and the potential impact of climate-related physical risks on the Australian mortgage portfolio3 arising from global warming scenarios of both 2 and 4-degrees. As at 30 September 2020: the share of our current Australian Business and Institutional portfolio exposed to sectors which may face relatively higher growth constraints4 at 2030 and 2050 under climate change transition scenarios (1.5-degrees and 2-degrees) is shown below: the share of our current Australian mortgage portfolio in postcodes which by 2050 are likely to be exposed to higher physical risks under a 4-degrees scenario is approximately 1.7%. As part of our Climate Action Plan, further work underway includes: assessing climate-related physical risks on our Australian agribusiness portfolio and how we can continue to support our customers to respond; updating our assessment of physical risk in our Australian mortgage book and how we can help customers become more climate-resilient; integrating climate change considerations into our stress-testing capability; and analysing lending across the energy sector, including a ‘deep dive’ on the oil and gas sector under Paris-aligned scenarios – see next page. 46WESTPAC GROUP 2020 ANNUAL REPORT Strategic report Excludes retail, sovereign and bank exposures. Excludes RAMS and Equity Access. Sectors whose medium (2030) and long-term (2050) performance under a scenario deviated by more than one standard deviation below average GDP growth were classified as ‘higher risk’.

WESTPAC GROUP 2020 ANNUAL REPORT 47

Energy sector focus

Mining and Extraction

Oil and Gas

Extraction
$2.22 billion

Exploration
$0.56 billion

Coal

Metallurgical coal
$0.21 billion

Metallurgical coal in diversified miners[7]
$0.03 billion

Thermal coal
$0.30 billion

Uranium
$0.03 billion

Transport

LNG Terminal
$0.57 billion

Coal

Rail
$0.28 billion

Port
$0.44 billion

Electricity Generation[6]

Gas
$0.67 billion

Black coal
$0.27 billion

Brown coal
$0.03 billion

Liquid fuel
$0.12 billion

Hydro
$1.30 billion

Other renewables
$1.89 billion

Oil and Gas Refining

$2.02 billion

Distribution and Retail

Electricity and Gas[6]

Networks
$4.53 billion

Retailers
$0.77 billion

Oil and Gas
$1.32 billion

WESTPAC GROUP 2020 ANNUAL REPORT47 Strategic report 1 S TRA TEGIC REVIEW 2 GROUP PERFORMANCE 3 FINANCIAL S T A TEMENT S 4 SHAREHOLDER INFORMA TION 1 STRATEGIC REVIEW Energy sector focus Our focus on the energy sector recognises its critical role in the transition to a low carbon economy and our role in supporting this change. During the year we undertook further analysis to expand disclosure of our total committed exposure to the energy sector value chain in WIB5. Mining andTransportOil and Gas ExtractionRefining $2.02 billion Oil and GasLNG Terminal Extraction$0.57 billion $2.22 billion Exploration $0.56 billionDistribution and Retail CoalCoal Electricity MetallurgicalRailand Gas6 coal$0.28 billion $0.21 billionNetworks Port$4.53 billion Metallurgical$0.44 billion coal in diversifiedRetailers miners7$0.77 billion $0.03 billion Thermal coalOil and Gas $0.30 billion$1.32 billion Uranium $0.03 billion In addition to the criteria for financing activities in the energy sector set out in our Climate Action Plan, we have commenced work to further understand the role of oil and gas in the transition to a low carbon economy. 5 All figures are Total Committed Exposures (TCE) at 30 September 2020 for WIB only. 6 Australia and New Zealand only. Customers with operations across several sectors are attributed across those activities based on business segment contribution. 7 Coal exposures within diversified miners are apportioned by the percentage EBITDA contribution of coal in their latest annual financial statements. Thermal coal exposures within diversified miners are immaterial. 2 GROUP PERFORMANCE 3 FINANCIAL STATEMENTS 4 SHAREHOLDER INFORMATION

48	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Introduction

This Corporate Governance Statement, which has been approved by the Board, describes our corporate governance framework, policies and practices as at 1 November 2020.

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

Our approach to corporate governance is based on a set of values and behaviours that underpin our day-to-day activities, and are designed to promote transparency, fair dealing and the protection of stakeholder interests. It includes aspiring to the highest standards of corporate governance, which Westpac sees as fundamental to the sustainability of our business and our performance.

In July 2020, we announced the findings of our reassessment of our Culture, Governance and Accountability Program which was undertaken in response to a request from APRA. The reassessment found that important shortcomings remain in Westpac’s culture, governance and accountability frameworks and practices and highlighted that important aspects of Westpac’s non-financial risk culture have been ‘immature and reactive’.

Westpac is focused on addressing the shortcomings identified by the reassessment, including through a program called Customer Outcomes and Risk Excellence (CORE). CORE is a comprehensive, Group-wide transformation program that focuses on oversight of non-financial risk, and on strengthening our risk culture, risk frameworks and risk management capability. While the Board is responsible for the governance of the CORE program, oversight of the CORE program workstreams has been allocated to the Board Legal, Regulatory & Compliance Committee. In addition, the CORE workstream - ‘Board Governance of Non-Financial Risk’ - is sponsored by the Chairs of the Board Risk Committee and the Board Legal, Regulatory & Compliance Committee.

For further information refer to the Strategic Review, and to the Risk Management Section of this Corporate Governance Statement below.

In addition, we regularly review local and global developments in corporate governance to assess their implications and to respond to changes in the operating environment. We also seek to improve our systems, processes and policies and look to strengthen our frameworks to reflect changing expectations where appropriate.

We have equity securities quoted on securities exchanges in Australia, New Zealand and the United States.

Australia

The principal listing of Westpac ordinary shares is on the ASX, trading under the code WBC. Westpac also has hybrid securities, capital notes, senior notes and subordinated notes listed on the ASX.

We have followed the ASX Corporate Governance Principles and Recommendations (third edition) (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC) throughout the year. In addition, we have reviewed our relevant governance practices in respect of the fourth edition of the ASX Corporate Governance Principles and Recommendations in anticipation of reporting against them for the 2021 financial year.

We must comply with the Corporations Act and the Banking Act, including Part IIAA - The Banking Executive Accountability Regime (BEAR) amongst other laws, and, as an Authorised Deposit-taking Institution, with governance requirements prescribed by APRA under Prudential Standard CPS 510 Governance.

This Corporate Governance Statement addresses each of the ASXCGC Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation.

Further details about the ASXCGC Recommendations can be found on the ASX website www.asx.com.au.

In this Corporate Governance Statement a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

New Zealand

Westpac’s ordinary shares are also quoted on the NZX, which is the main board equity security market operated by NZX Limited. Westpac also has subordinated notes quoted on the NZX Debt Market. As a foreign exempt issuer in New Zealand, we are deemed to satisfy and comply with the NZX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC Recommendations and the NZX, through the NZX Corporate Governance Code, has adopted similar ‘comply or explain’ approaches to corporate governance. The ASXCGC Recommendations may, however, materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Code.

WESTPAC GROUP 2020 ANNUAL REPORT	49

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

The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In Australia, except in certain circumstances, there are no laws or ASX Listing Rules that require shareholder approval of equity-based incentive plans or individual grants under those plans (other than for Directors, including the Managing Director and Chief Executive Officer (CEO)).

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 10 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of grants under our equity-based incentive plans have been disclosed in Note 33 of our financial statements for the year ended 30 September 2020.

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

The NYSE Listing Rules also provide that the Board Nominations & Governance Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting of shareholders and overseeing the evaluation of the Board. The Board, rather than the Board Nominations & Governance Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance.

50	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

WESTPAC’S BOARD AND BOARD COMMITTEE STRUCTURE

Board
Delegation
Independent Assurance
External Auditors
Group Audit
Legal or other professional advice
Accountability
Delegation
Chief Executive Officer
Accountability
Delegation
Group Executives
Assurance, Oversight through Reporting
Board Committees
Nominations & Governance
Remuneration
Audit
Risk
Technology
Provide assurance on risk components of the annual report and interim/annual financial results announcements
Provide assurance on the remuneration disclosures in the Remuneration Report
Sub-Committee
Provide relevant periodic assurances and reports (as appropriate)
Legal, Regulatory & Compliance
Provide relevant reports (as appropriate)

The diagram above shows Westpac’s Board and current Board Committee structure. The structure comprises a Board with six Board Committees that oversee Westpac’s business. The Board’s responsibilities include approving and overseeing management’s implementation of the strategy and business plan of the Westpac Group, approving the Group’s risk management framework, risk management strategy and risk appetite statement, and monitoring the effectiveness of risk management by the Westpac Group.

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

WESTPAC GROUP 2020 ANNUAL REPORT	51

Corporate governance

How the Board and Board Committees work including oversight of management

The roles, responsibilities and accountabilities of the Board and Board Committees were amended during the year by updating the Board and Board Committee charters. The key responsibilities of the Board and Board Committees set out in this Corporate Governance Statement are based on the Charters that took effect on either 1 June 2020 or 1 July 2020.

Board of Directors

Roles and responsibilities

The role of the Board is to provide leadership and strategic guidance for Westpac and its related bodies corporate. The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities are:

•	approving, and overseeing management’s implementation of, the strategic direction of the Westpac Group, its business plan and significant corporate strategic initiatives;
•	assessing and reviewing the performance of the Board and its Board Committees and determining Board size and composition;
•	approving the Westpac Board Renewal Policy, Board Tenure Policy, and the Westpac Group Remuneration Policy;
•	selecting, appointing and determining terms of appointment of the CEO and Chief Financial Officer (CFO);
•	approving individual remuneration levels and adjustments (including forfeiture and clawback) to variable remuneration where appropriate for Group Executives, other executives who report directly to the CEO, any other accountable persons under the BEAR and any other person the Board determines;
•	evaluating the performance of the CEO;
•	approving the appointment of Group Executives, the General Manager, Group Audit and any other person the Board determines and monitoring the performance of Group Executives;
•	approving the annual targets and financial statements and monitoring financial performance against forecast and prior periods;
•	determining our dividend policy and the amount, nature and timing of dividends to be paid;
•	considering and approving our overall risk management framework for managing financial and non-financial risk;
•	approving our Group Risk Management Framework, Group Risk Management Strategy and Group Risk Appetite Statement and monitoring the effectiveness of risk management by the Group;
•	forming a view of our risk culture and overseeing the identification of, and steps taken to address any desirable changes to risk culture;
•	considering the social, ethical and environmental impact of our activities, setting standards and monitoring compliance with our sustainability policies and practices;
•	overseeing and monitoring workplace, health and safety (WHS) issues in the Group and considering appropriate WHS reports and information; and

•	maintaining an ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators.

Board areas of focus in FY20

This year the Board (including with assistance from its Committees) has focused on:

•	overseeing the program of actions to address the matters raised by the Australian Transaction Reports and Analysis Centre (AUSTRAC) in its Statement of Claim including by:
–	establishing a Board Financial Crime Committee[1] to oversee the implementation of Westpac’s enhanced financial crime program;
–	appointing Promontory Australia to undertake an external assurance review of Westpac’s management accountability review and an external review of Westpac’s financial crime program;
–	appointing an independent Advisory Panel to review the Board’s governance with respect to the Group’s anti-money laundering and counter- terrorism financing (AML/CTF) obligations;
–	determining accountability and applying remuneration consequences for the CEO, Group Executives and other relevant current and former Westpac employees in respect of the issues identified in the AUSTRAC Statement of Claim;
•	appointing a new CEO and overseeing changes to, and succession planning of the Executive Leadership Team, including the creation of three new Group Executive roles being Group Executive, Financial Crime, Compliance & Conduct, Chief Executive, Specialist Businesses and Chief Operating Officer;
•	overseeing the Group’s response to the COVID-19 pandemic;
•	our three strategic priorities: Fix, Simplify and Perform;
•	overseeing the establishment of a new Specialist Businesses division which has undertaken a strategic review of certain businesses to simplify Westpac’s portfolio;
•	establishing a Board Legal, Regulatory & Compliance Committee as a new sub-committee of the Board Risk Committee to assist with overseeing management of financial crime risk, material litigation and regulatory investigations, customer remediation activities, compliance and conduct risk;
•	overseeing the implementation of a new Lines of Business operating model to clarify responsibilities and accountability for end-to-end performance;
•	reviewing the findings of the reassessment of the Culture, Governance and Accountability Program (including appointing Promontory Australia to provide independent assurance over the reassessment) and overseeing the CORE program which Westpac has embarked on following the reassessment; and
•	approving a new Code of Conduct, a new purpose ‘Helping Australians and New Zealanders Succeed’, a new set of values ‘Helpful, Ethical, Leading Change, Performing and Simple’ and a set of behaviours to bring those values to life.

1.	The Board Financial Crime Committee was established and dissolved during the reporting period, with its remaining responsibilities assumed by the Board Legal, Regulatory & Compliance Committee.

52	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Meeting with Regulators

The Board also met with representatives from the Australian Securities and Investments Commission, Australian Prudential Regulation Authority and the Australian Financial Complaints Authority during the course of the year.

Delegated authority

The Constitution and the Board Charter enable the Board to delegate to Board Committees and management.

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the six established Committees, namely:

•	Audit;

•	Risk;

•	Legal, Regulatory & Compliance;

•	Nominations & Governance;

•	Remuneration; and

•	Technology.

The Board Charter, Board Committee Charters and Westpac’s Constitution are available on our website at www.westpac.com.au/corpgov.

The Delegated Authority Policy Framework outlines the principles Westpac has adopted to govern decision- making within the Westpac Group, including to put in place channels of escalation and reporting to the Board. The scope of, and limitations to, authority delegated by the Board to the CEO and through the CEO to other Group Executives, is articulated in formal delegation instruments and covers areas such as operating and capital expenditure, funding and securitisation, and lending. These delegations have been implemented with a view to balancing effective oversight with appropriate empowerment and accountability of management. Any matters or transactions outside the delegations of authority given to management are required to be referred to the appropriate Board or relevant Board Committee for approval.

The Executive Team and Executive Risk Committee are management committees (that is, they are not committees of the Board) that have a role in implementing Board-approved strategies and policies and managing risk across the Group.

Independence

Together, the Directors have a broad range of relevant financial and other skills and knowledge, combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the Directors’ report. A skills matrix for the Board appears in this statement.

All of our Non-executive Directors satisfy our criteria for independence, which aligns with the guidance provided in the ASXCGC Recommendations and the criteria applied by the NYSE and the US Securities and Exchange Commission (SEC).

The Board assesses the independence of our Directors on appointment and annually. Each Director provides an annual attestation of his or her interests and independence. Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement, who acts in the best interests of Westpac as a whole, rather than the interests of an individual shareholder or other party. Materiality is assessed on a case by case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds.

Each Director is required to disclose any business or other relationship that he or she has directly, or as a partner, shareholder or officer of a company or other entity that has an interest or a business or other relationship with Westpac or another Westpac Group member. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Director’s independence.

WESTPAC GROUP 2020 ANNUAL REPORT	53

Corporate governance

Size and membership of Board Committees1 as at 30 September 2020

Committee Composition2,3

NAME OF COMMITTEE	BOARD AUDIT COMMITTEE	BOARD RISK COMMITTEE	BOARD LEGAL, REGULATORY & COMPLIANCE COMMITTEE	BOARD NOMINATIONS & GOVERNANCE COMMITTEE	BOARD REMUNERATION COMMITTEE	BOARD TECHNOLOGY COMMITTEE
NUMBER OF MEMBERS[4]	4	5	5	5	3	4
COMPOSITION	All members are Independent Non-executive Directors	All members are Independent Non-executive Directors[5]	All members are Independent Non-executive Directors[6]	All members are Independent Non-executive Directors	All members are Independent Non-executive Directors	Maximum one Executive Director Other members are Independent Non- executive Directors
John McFarlane Chairman, Non-executive, Independent				Chair ✓
Peter King CEO, Executive						✓
Nerida Caesar Non-executive, Independent			✓			✓
Alison Deans Non-executive, Independent		✓		✓	✓	Chair ✓
Craig Dunn Non-executive, Independent		✓		✓	Chair ✓
Steven Harker Non-executive, Independent	✓		✓
Chris Lynch Non-executive, Independent	✓	✓
Peter Marriott Non-executive, Independent	✓	Chair [7] ✓	✓	✓		✓
Peter Nash Non-executive, Independent	Chair [7] ✓	✓	Chair [7] ✓	✓
Margaret Seale Non-executive, Independent			✓		✓

1	The Board Financial Crime Committee was established and dissolved during the reporting period, with its remaining responsibilities assumed by the Board Legal, Regulatory & Compliance Committee. The members of that Committee were Peter Nash (Chairman), Nerida Caesar, Steven Harker and Margaret Seale.
2	Composition requirements for each Committee are set out in the relevant Committee Charter. Consistent with each Committee Charter, the Chairman of each Committee is determined by the Board.
3	The Board Committee composition changes which have occurred in FY20 can be found in the ‘Directors’ meetings’ table in the Directors’ Report in the 2020 Annual Report.
4	All Board Committees except the Board Nominations & Governance Committee must have a minimum of three members. The Board Nominations & Governance Committee is composed of all Board Committee Chairs, Board Chairman and other members as determined by the Board.
5	The Committee must also include at least one member of the Board Audit Committee and at least one member of the Board Remuneration Committee.
6	The Committee must also include the Chair of the Risk Committee as a member.
7	The Chair must be an Independent Non-executive Director, who is not the Board Chairman.

54	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our Chairman is John McFarlane who became Chairman on 1 April 2020. The Chairman’s role includes:

•	providing effective leadership to the Board in relation to all Board matters;
•	guiding the agenda and conducting all Board meetings to facilitate discussions, challenge and decision-making;
•	in conjunction with the Company Secretary, arranging regular Board meetings throughout the year and confirming that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;
•	overseeing the process for appraising Directors and the Board as a whole;
•	overseeing Board succession;
•	acting as a conduit between management and the Board, and being the primary point of communication between the Board and CEO;
•	representing the views of the Board to the public; and
•	taking a leading role in creating and maintaining an effective corporate governance system.

CEO

Our CEO is Peter King, who became CEO on 2 April 2020, having been Acting CEO since 2December 2019. The CEO’s role includes:

•	leadership of the management team;
•	developing strategic objectives for the business and achievement of the planned results; and
•	the day-to-day management of the Westpac Group’s operations, subject to the specified delegations of authority approved by the Board.

Board and Board Committee meetings

The number of meetings of the Board and Board Committees, and the number of those meetings attended by Directors for the financial year ended 30 September 2020 are reported in Section 9 of the Directors’ report.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They are also available to be contacted by Directors between meetings.

Nomination and appointment

As set out in its Charter, key responsibilities of the Board Nominations & Governance Committee are:

•	assessing the skills required to discharge competently the Board’s duties having regard to Westpac’s performance, financial position and strategic direction;
•	developing, reviewing, assessing and recommending to the Board policies on Director tenure, Board composition and size;

•	reviewing annually diversity generally within the Group, including approving measurable objectives for achieving diversity in the composition of the Board, senior executives and the workforce generally and the Group’s progress in achieving such objectives;
•	developing and implementing succession planning for Non-executive Directors, the CEO, Group Executives, the General Manager, Group Audit and any other person the Committee determines;
•	reviewing the process for the orientation and education of new Directors and continuing education for existing Directors;
•	reviewing eligibility criteria for appointing Directors to the Board;
•	considering and recommending candidates for appointment as Directors to the Board and determining the terms and conditions (excluding remuneration) on which Non-executive Directors are appointed and hold office;
•	considering and recommending candidates for appointment to the Boards of significant subsidiaries (including Westpac New Zealand Limited and our insurance and superannuation businesses);
•	approving policies for appointments to the boards of subsidiaries of Westpac; and
•	reviewing and where required, approving the Group’s corporate governance policies with the objective of meeting appropriate corporate governance standards, having regard to the law and the Board’s aspirations for excellence in corporate governance standards.

Board skills, experience and attributes

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience, and knowledge necessary to guide the business of the Group.

The Board uses a Skills Matrix (Matrix) to illustrate the key skills and experience the Westpac Board is seeking to achieve in its membership collectively, and the number of Directors with each skill and experience. The Matrix is set out in Figure 1.

For FY20, the Board had a target of maintaining at least 30% women on the Westpac Board. The Board gender diversity as at 30 September 2020 is set out below.

Number of female Directors of the Board (3 out of 10).

WESTPAC GROUP 2020 ANNUAL REPORT	55

Corporate governance

Figure 1 – Board skills, experience and attributes as at 30 September 2020

BOARD SKILLS, EXPERIENCE AND ATTRIBUTES (AS AT 30 SEPTEMBER 2020)

SKILLS AND EXPERIENCE	DESCRIPTION	NUMBER OF DIRECTORS
Strategic and commercial acumen	An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgement	10/10
Financial services experience	Experience working in, or advising, the banking and financial services industry (including wealth management), with strong knowledge of its economic drivers and global business perspectives	7/10
Financial acumen	Highly proficient in accounting or related financial management and reporting for businesses of significant size	8/10
Risk	Experience in anticipating, recognising and managing risks, including regulatory, financial and non-financial risks, and monitoring risk management frameworks and controls	8/10
Technology	Experience in developing or overseeing the application of technology in large complex businesses, with particular reference to innovation and the Group’s digital transformation strategic priority	8/10
Governance	Commitment to, and knowledge of, governance, environmental and social issues, with particular reference to the legal, compliance, regulatory and voluntary frameworks applicable to listed entities and highly regulated industries	10/10
People, culture and conduct	Experience in people matters including workplace cultures, morale, management development, succession and remuneration, with particular reference to the Group’s talent retention and development initiatives and the ability to consider and respond to matters relating to inclusion and diversity	9/10
Executive leadership	Being appointed as CEO or a similar senior leadership role in a large complex organisation, and having experience in that position in managing the business through periods of significant change	9/10
Listed company experience	Held two or more Non-executive Directorships on Australian or international listed companies	7/10
International	Senior leadership experience involving responsibility for operations across borders, and exposure to a range of political, cultural, regulatory and business environments in that position	6/10
Customer focus	Experience in developing and overseeing the embedding of a strong customer-focused culture in large complex organisations, and a demonstrable commitment to achieving customer outcomes	8/10

56	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

In October 2020, the Board Nominations & Governance Committee approved a revised target of at least 40% women on the Westpac Board.

Westpac’s performance against the revised target will vary at any given time depending on the timing of Board composition changes.

The Board Nominations & Governance Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to:

•	the mix of skills, experience, expertise, diversity, independence and other qualities of existing Directors; and
•	how the candidate’s attributes will balance and complement those skills and qualities and address any potential skills gaps in relation to the current and future composition of the Board.

External consultants are used to access a wide base of potential Directors.

Prior to a Director’s appointment or consideration for election or re-election by shareholders, Westpac conducts due diligence and provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director.

New Directors receive an induction pack which includes a letter of appointment setting out the expectations of the role, conditions of appointment including the expected term of appointment, and remuneration. This letter aligns to the ASXCGC Recommendations.

Term of office

The Board may appoint a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed fifteen Non-executive Directors and three Executive Directors. Except for the CEO, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting.

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

The Board tenure as at 30 September 2020 is set out below. The length of service of each Director is set out in Section 1 of the Directors’ Report.

2.8 years AVERAGE BOARD TENURE

0-3 years 60%	3-6 years 20%	6-9 years 20%

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

Access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from senior management. Each Director also enters into an access and indemnity agreement, which among other things, provides for access to documents for up to seven years after his or her retirement as a Director.

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

WESTPAC GROUP 2020 ANNUAL REPORT	57

Corporate governance

Company Secretary

Westpac’s Company Secretary attends Board and Board Committee meetings and is responsible for the operation of the Secretariat function, including advising the Board on governance and, in conjunction with management, giving practical effect to the Board’s decisions. The Company Secretary is accountable to the Board, through the Chairman, on all matters to do with the proper functioning of the Board.

A profile for the Company Secretary for the financial year ended 30 September 2020 is set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. The membership of each Board Committee is set out in the table entitled ’Size and membership of Board Committees as at 30 September 2020’ in this Corporate Governance Statement. All of the Board Committees are comprised of independent Non-executive Directors, except for the Board Technology Committee, of which the CEO is a member.

Operation and reporting

Scheduled meetings of the Board Committees occur at least quarterly, with the Board Risk Committee and Board Legal, Regulatory & Compliance Committee both meeting at least six times annually. Each member’s attendance at Board Committee meetings held during the financial year ended 30 September 2020 is reported in Section 9 of the Directors’ report. All Board Committees are able to meet more frequently as necessary.

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

The review process includes an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board will discuss the results and agree follow up actions. Actions from the previous review related to matters regarding Board composition, process, priorities and continuing education. The Chairman also discusses the results with individual Directors and Board Committee Chairs.

The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed by the Chairman of the Board Risk Committee with the Chairman.

At the time of this statement, the 2020 financial year evaluation of the full Board is being finalised and will be completed prior to the end of the 2020 calendar year.

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for:

•	determining the goals and objectives relevant to the remuneration of the CEO, and evaluating the performance of the CEO in light of these objectives; and
•	approving individual remuneration levels and adjustments (including forfeiture and clawback) to variable remuneration where appropriate for Group Executives, other executives who report directly to the CEO, any other accountable persons under the BEAR, and any other person the Board determines.

The Board Risk Committee, the Board Legal, Regulatory & Compliance Committee and the Board Audit Committee also refer to the Board Remuneration Committee any matters that come to their attention that are relevant, including with respect to risk adjusted remuneration.

Management performance evaluations for the financial year ended 30 September 2020 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration Report in Section 10 of the Directors’ report.

All new senior executives receive an employment contract setting out the terms and conditions of their employment, together with a Statement of Accountability for their respective role. Briefing sessions are scheduled to discuss our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

Ethical and responsible decision-making

At Westpac, our purpose is ‘Helping Australians and New Zealanders Succeed’. One of the ways we seek to achieve this purpose is through our core values.

Our Values

Our values are what we believe in at Westpac Group. They are:

•	helpful – passionate about providing a great customer experience;
•	ethical – trusted to do the right thing;
•	leading change – determined to make it better and be better;
•	performing – accountable to get it done; and
•	simple – inspired to keep it simple and easy.

Our values help guide our behaviour and reflect our commitment to our customers, communities, and each other.

58	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Code of Conduct

We have refreshed our Code of Conduct (Code) this year to reset conduct expectations, simplify the Code for our employees and help employees navigate difficult decisions.

The Code builds on our new Purpose, Values and Behaviours and outlines the expectations of our company and our people to do what is right, to comply with laws and policies and behave professionally. The Code applies to our employees, contractors and our Board members. It is a key aspect of improving our conduct by emphasising the importance of fair outcomes for our customers, communities and each other, providing a framework for us to operate within, both as individuals and as a bank. We have four Code outcomes, each strongly aligned to our five values.

These outcomes are:

•	Helping our customers and communities;
•	Being ethical;
•	Strengthening our corporate compliance; and
•	Supporting our people.

By following the Code and our Purpose, Values and Behaviours, we seek to deliver the right outcomes for all of our stakeholders. Our customers and communities place a great deal of faith in us, and rely on our judgment, which is why the Code is about always asking ’Should We?’ in addition to ‘Can We?’ The new Code is approved by the Board and has the full support of both the Board and the Executive Team and we take compliance with the Code very seriously.

Material breaches of the Code are reported to the Board Legal, Regulatory & Compliance Committee.

We also have frameworks in place which apply to support our Code and our commitment to sustainable business practices and behaviours, internally and externally across our value chain, including a range of:

•	internal guidelines, policies, frameworks, communications and training processes and tools, including an online learning module and leader-led case study training; and
•	externally facing codes, frameworks, operating principles, policies, and position statements, addressing sustainability themes such as human rights, climate change and other environmental and social impacts.

The Code is available on our website at: https://www. westpac.com.au/about-westpac/westpac-group/ corporate-governance/principles-policies/.

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

The Code of Accounting Practice and Financial Reporting is available on our website at https://www.westpac.com.au/about-westpac/westpac-group/corporate-governance/principles-policies/.

Conflicts of interest

The Group’s conflicts of interest framework, includes a Group policy, supported by various instruments aimed at the identification and management of specific types of conflicts of interest. For example, the Westpac Group Gifts and Hospitality Policy provides employees with guidance on how to manage conflicts of interest potentially arising out of giving and receiving of gifts or hospitality activities.

The Board

All Directors are required to disclose to the Board any actual, potential or apparent conflicts of interest upon appointment and are required to keep these disclosures up to date.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and may not be present during any related boardroom discussions nor vote on the relevant matter, unless the Board resolves otherwise.

Our people

We expect any person who acts on behalf of the Westpac Group to:

•	promptly identify, declare, assess, manage and record conflicts of interest appropriately;
•	discharge their duties concerning conflicts of interest with integrity, fairness, honesty and due skill, care and diligence;
•	avoid a conflict of interest where it cannot be effectively managed;
•	obtain approval before accepting a directorship on the board of a non-Westpac Group company;
•	disclose any material interests or close relationships they have with our customers or suppliers through the appropriate channels, and not place themselves in a position of conflict where they have such an interest;
•	not participate in activities that involve a conflict of interest between their personal interests and their duties and obligations to the Westpac Group; and
•	not solicit, accept or offer money, gifts, favours or entertainment that might influence, or might be seen to influence, their professional judgement.

Fit and Proper Person assessments

We have a Board-approved Westpac Group Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards and governs the fit and proper assessment requirements applicable to Accountable Persons under Part IIAA of the Banking

WESTPAC GROUP 2020 ANNUAL REPORT	59

Corporate governance

Act 1959 (Cth) – the BEAR, which applies to ADIs and their subsidiaries. The Policy also prescribes the approach to satisfy the organisational competence requirements of our Australian Financial Services Licences and Australian Credit Licences.

We use our Fit and Proper Policy to assess the fitness and propriety of our Directors and also of individuals in specified positions of responsibility as required by APRA Prudential Standards, the Banking Act, ASIC licensing requirements and equivalent offshore regulations.

The Chairman of the Board (and in the case of the Chairman, the Board as a collective) is responsible for assessing the fitness and propriety of the CEO and Non-executive Directors of Westpac. A Fit and Proper Committee is responsible under delegated authority of the Board for undertaking fit and proper assessments of all other individuals who hold positions of responsibility specified in relevant Australian legislation and regulations. In all cases, the process will involve the relevant individuals providing a declaration and background checks are undertaken.

Concern reporting and whistleblower protection

Under the Westpac Group Speaking Up Policy, we encourage our employees, contractors, secondees, former employees, brokers, service providers (such as auditors, accountants and consultants) and our suppliers to raise any concerns about our activities or behaviours that may be unlawful or unethical. Our senior management are committed to providing support to, and protecting the dignity, well-being, career and reputation of anyone reporting wrongdoing. Westpac does not tolerate conduct such as retaliation or adverse action related to a Speaking Up report.

The Speaking Up Policy sets out how someone can raise a concern using the whistleblowing channels, including our concern reporting system ‘Concern Online’ and our Whistleblower Hotline. Both channels enable reporting on an anonymous basis. Concerns may include suspected breaches of our Code, Westpac policies or regulatory requirements.

Westpac has appointed Whistleblower Protection Officers who are responsible for protecting the whistleblower against personal disadvantage as a result of making a report. The Whistleblower Protection Officers directly engage with whistleblowers to address any risk of reprisal and respond to internal escalations. A whistleblower may also choose to raise a concern directly with a Whistleblower Protection Officer.

The Speaking Up Policy requires that we investigate reported concerns in a manner that is confidential, fair and objective. If the investigation shows that wrongdoing has occurred, we are committed to taking action, including changing our processes and imposing consequences in relation to those parties who have been involved in wrongdoing. Outcomes may also involve reporting the matter to relevant authorities and regulators.

The relevant Board Committees are charged with overseeing Westpac’s whistleblower program and the Westpac Group Executive Risk Committee is provided with quarterly reporting on whistleblowing. These reports include a number of key metrics and measures which provide insight into the performance of the Whistleblower Program.

Material incidents reported under the Westpac Group Speaking Up Policy are reported to the Board Legal, Regulatory & Compliance Committee.

Westpac’s Speaking Up Policy is available on our website at https://www.westpac.com.au/content/dam/ public/wbc/documents/pdf/aw/WBC-speaking-up-policy.pdf.

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

The requirements that apply to Prescribed Employees also apply to their “associates” or “employee related accounts”.

We manage and monitor these obligations through:

•	the insider trading provisions of our Westpac Group Securities Trading Policy, which prohibit any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;
•	restrictions limiting the periods in which the Directors and Prescribed Employees can trade in Westpac securities (Blackout Periods);
•	a prohibition on short-selling Westpac securities by Directors and Prescribed Employees;
•	requiring Directors and Prescribed Employees to either obtain approval to trade Westpac securities or notify their intention to trade outside Blackout Periods and confirm that they have no inside information;
•	establishing controls and procedures that are designed to help monitor the trading of Westpac securities by Directors and Prescribed Employees;
•	maintaining a register of Prescribed Employees, which is regularly updated;
•	notifying ASX of trades of Westpac securities by Directors of Westpac as required under the ASX Listing Rules; and
•	forbidding employees from entering into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly.

The Westpac Group Securities Trading Policy is available in the Corporate Governance section of our website at: https://www.westpac.com.au/about-westpac/westpac- group/corporate-governance/principles-policies/.

60	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Customer Advocate

Westpac’s Customer Advocate advises and guides our complaints team on the complaints raised by customers in relation to personal and small business matters. The Customer Advocate recommends changes be made to bank policies, procedures and processes, arising from the complaints made by customers.

Anti-Bribery and Corruption

The Westpac Group has an Anti-Bribery and Corruption (ABC) Policy, an ABC Standard, and bribery prevention procedures and systems. Together, they comprise the Westpac ABC Framework. Material breaches of the ABC Policy are reported to the Board Legal, Regulatory & Compliance Committee. The ABC Policy is available on our website at https://www.westpac.com.au/about-westpac/westpac-group/corporate-governance/anti-bribery-corruption-policy-procedures/.

Westpac has zero tolerance for any form of bribery and corruption. This includes a ban on facilitation payments.

Westpac is committed to preventing, detecting and deterring bribery and corruption by managing its bribery and corruption risk and complying with relevant ABC legislation in all jurisdictions in which it operates, not simply because it is required to, but because it is the right thing to do. This includes compliance with the Australian Criminal Code Act 1995 (Cth), the Bribery Act 2010 (UK) and the Foreign Corrupt Practices Act 1977 (US).

Under the ABC Policy, Westpac expects that its officers, employees, agents, contractors, subsidiaries and third parties acting for or on behalf of Westpac will comply with all applicable ABC laws and will not offer, provide, authorise, request or receive a bribe or anything which may be viewed as a bribe.

Westpac is required to design a system of internal controls, maintain accurate books and records and keep accurate records under the Foreign Corrupt Practices Act 1977 (US).

Westpac must also put in place adequate procedures as a defence to bribery under legislation including the Bribery Act 2010 (UK). Adequate procedures must be proportionate to the bribery and corruption risks that Westpac may reasonably face.

Modern Slavery

Westpac publishes an annual Slavery and Human Trafficking Statement in accordance with the Transparency in Supply Chains provision (section 54) of the Modern Slavery Act 2015 (UK). The statement outlines the Group’s commitment to sustainable business practices, advancing human rights, and the steps we have taken to prevent modern slavery in our business and supply chains.

Westpac is required to report under the Modern Slavery Act 2018 (Cth) with our first statement due six months past the 2020 financial year end, by 31 March 2021. The statement is required to identify the risk of modern slavery in our operations and supply chains and describe the actions we are taking to address these risks. The Group intends to publish a joint statement covering all its controlled reporting entities.

From 2021, Westpac will produce a Modern Slavery Statement that addresses the compliance obligations for the Westpac Group and its reporting entities under the Modern Slavery legislation in both Australia and the UK.

Diversity

Westpac has an Inclusion & Diversity Policy that sets out our inclusion and diversity objectives, commitments, and governance framework for the Group. This is coupled with a comprehensive Inclusion & Diversity Strategy to help deliver on our key priorities and actions. In this context, diversity covers both the visible and invisible differences that make our employees unique, whether that be gender, gender identity, age, ethnicity, cultural background, religious belief, sexual orientation, marital or family status, disability, socioeconomic background and perspective or experience.

The objectives of the Policy and the 2018-20 Inclusion & Diversity Strategy are to support our values and Westpac’s purpose of ‘Helping Australians and New Zealanders Succeed’ by:

•	building an inclusive culture that delivers competitive advantage by employing the best talent for innovation and service;

•	creating an inclusive place to work where we embrace diversity and our people can be their best; and

•	helping our customers and communities by embedding inclusion, diversity and accessibility across all aspects of the way we do business.

To help achieve these objectives, the Group:

•	sets annual Board-determined measurable objectives for achieving gender diversity in the composition of its Board, senior executives, leadership and workforce generally, and reports on progress;

•	assesses and reviews pay equity on an annual basis;

•	builds awareness of the Bullying and Harassment Policy and Speaking Up Policy and people leader and employee responsibilities to set an expectation of zero tolerance for discrimination, harassment, vilification, and victimisation;

•	encourages and supports the application of a flexibility policy across the Westpac Group which focuses on all employees, and provides opportunities to maintain engagement, communication and development with employees who seek to work flexibly - including those on extended parental/other leave and those with caring responsibilities;

•	implements our Accessibility Action Plan, which focuses on making Westpac a more accessible place to work and do business for our customers, employees, and the communities we serve. This includes creating an environment in which our employees and customers feel safe and comfortable sharing information about their individual circumstances with us and providing priority care for those who need it in line with our Customer Vulnerability internal Position Statement;

•	engages our people through our 10 employee action groups;

•	delivers inclusion and diversity training and development opportunities; and

•	educate and builds awareness through inclusive communications to make the Group a more inclusive place to work and do business.

WESTPAC GROUP 2020 ANNUAL REPORT	61

Corporate governance

The implementation of these objectives is overseen by the Westpac Group Inclusion & Diversity Council, which is chaired by the CEO and meets bi-annually.

The Board, or an appropriate Board Committee, receives updates on inclusion and diversity initiatives.

The creation of the Inclusion & Diversity Governance Framework has resulted in the establishment of the:

•	Inclusion & Diversity Business Unit Councils, chaired by the relevant Group Executive (or their delegate) of that business unit; and

•	Inclusion & Diversity Working Group, consisting of appointed general manager representatives across each business unit and chaired by the Head of Inclusion & Diversity.

We strive to listen to our employees through our ten employee-led Employee Action Groups (EAGs). Employees can ‘opt-in’ to those advocacy groups to help build an inclusive culture and influence positive change across shared areas of interest.

EAG’s focus on a variety of issues to strengthen our inclusive culture including – gender, LGBTIQ, young and mature-age employees, cultural diversity in leadership, accessibility, Aboriginal and Torres Strait Islander employees, veterans, skilled volunteering and supporting victims of Domestic and Family Violence.

Our Inclusive Leadership program – ILEAD creates a framework for Westpac to invest in the right capabilities for an inclusive culture at all levels of our organisation from our Group Executives to line roles. The program is available to all employees via our online learning platform, Learning Bank, and all people leaders are encouraged to complete it.

We are recognised for our long-standing commitment to gender equality in leadership. Since September 2017, Westpac has maintained 50% women in leadership roles. We continue focussing our efforts on maintaining this equality.

At 30 September 2020, the proportion of women employed by the Group was as follows:

•	Board of Directors: 30%;

•	leadership[1] roles: 50%; and

•	total Westpac workforce: 57%.

The Board Nominations & Governance Committee approved the Group’s measurable objectives for achieving gender diversity in the composition of the Board, senior executives, and workforce generally for FY21 as follows:

•	at least 40% women on the Westpac Board;

•	at least 40% women in our Senior Executive[2] population; and

•	maintain 50% women in leadership[1] positions; and

•	maintain no less than 50% women in our workforce generally.

In addition to the Group’s commitment to achieving its targets we are committed to striving to achieve gender pay equity. We undertake a comprehensive remuneration gap analysis each year to highlight gender in pay outcomes and seek to ensure that there are no systematic gender pay issues.

Westpac offers a range of flexible working options for our people based on their needs, work preferences and the needs of the business. These include:

•	flexible work hours;

•	working from home or other locations;

•	working part-time; and

•	job sharing.

In addition, Westpac offers a variety of leave options that support flexibility, including parental leave, carers leave, wellbeing and lifestyle leave, career breaks, purchased leave, uncapped Domestic and Family Violence support leave, gender transition leave, ’Sorry Business’ Indigenous bereavement leave, volunteer leave and emergency services leave.

Sustainability

We view sustainable and responsible business practices as important for our business and shareholder value. Sustainability is about managing risks and opportunities in a way that best balances the long-term needs of all our stakeholders – our customers, employees, suppliers, investors and community partners – as well as the wider community and the environment at large.

Our management of sustainability aims to address the matters that we believe are the most material for our business and stakeholders, now and in the future. We also understand that this is an evolving agenda and seek to progressively embed the management of sustainability matters into business practice, while also anticipating and shaping emerging social and environmental issues where we have the skills and experience to make a meaningful difference and drive business value.

1.	Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.
2.	Senior executives are defined as our Group Executives and General Managers.

62	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Reporting

We report on the most material sustainability matters to Westpac, details of how we manage the associated risks and opportunities and our performance against our sustainability strategy in the Annual Report, the Sustainability Performance Report and the full year and half year ASX results.

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

The Board, through the Board Audit Committee, has regard to Australian and international developments relevant to these principles when reviewing our practices.

The Board delegates oversight responsibility for the integrity of financial statements and financial reporting systems to the Board Audit Committee. The Board Risk Committee provides relevant periodic assurances and reports (as appropriate) to the Board Audit Committee. Similarly, the Board delegates oversight responsibility for the preparation of remuneration reports and disclosures to the Board Remuneration Committee, which recommends and provides relevant assurances through the Board Audit Committee to the Board for approval.

Board Audit Committee

As set out in its charter, key responsibilities of the Board Audit Committee are:

•	overseeing the integrity of the financial statements and financial reporting systems of Westpac and its related bodies corporate;
•	overseeing the external audit engagement, including the external auditor’s qualifications, performance, independence and fees;
•	overseeing the performance of the internal audit function;
•	overseeing the integrity of the Group’s corporate reporting, including the Group’s financial reporting and compliance with prudential regulatory reporting and professional accounting requirements; and

•	reviewing and approving policies and procedures for the receipt, retention and treatment of information submitted confidentially by employees and third parties about accounting, internal control, compliance, audit or other matters about which an employee has concerns and in conjunction with the Board Legal, Regulatory & Compliance Committee, monitoring employee awareness of these policies and procedures.

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

•	any significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including significant changes in the Group’s selection or application of accounting principles;
•	the processes used to monitor and comply with applicable laws and regulations over financial information, reporting and disclosure; and
•	the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the Group’s half year and full year financial statements.

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

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

•	the external auditor, about our major financial reporting risk exposures and the steps management has taken to monitor and control such exposures;
•	Group Audit and the external auditor concerning their reports regarding significant findings in the conduct of their audits, and oversee that any issues identified are rectified by management in an appropriate and timely way or reported to the Board Risk Committee or Board Legal, Regulatory & Compliance Committee as appropriate (with those committees overseeing management’s response to rectifying those issues);
•	management and the external auditor concerning the half year and full year financial statements;
•	management and the external auditor regarding any correspondence with regulators or government agencies, and any published reports which raise material issues or could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and
•	the Group General Counsel regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

WESTPAC GROUP 2020 ANNUAL REPORT	63

Corporate governance

Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of the Group’s financial statements. The Board Audit Committee also meets with the General Manager, Group Audit without other members of management being present.

The Board Audit Committee also refers to the Board or any other Board Committees any matters that come to the attention of the Board Audit Committee that are relevant for the Board or the respective Board Committees.

Financial knowledge

The Board Audit Committee comprises four independent, Non-executive Directors and is chaired by Peter Nash.

All Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC Recommendations, Securities Exchange Act of 1934 (US) (as amended) and its related rules, and the NYSE Listing Rules.

The Board has determined that Mr Nash is an ‘audit committee financial expert’ and independent in accordance with US securities law.

The designation of Mr Nash as an audit committee financial expert does not impose duties, obligations or liability on him that are greater than those imposed on him as a Board Audit Committee member, and does not affect the duties, obligations or liability of any other Board Audit Committee member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose.

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the financial statements for a financial period, the CEO and the CFO provide formal statements to the Board that in all material respects:

•	Westpac’s financial records have been properly maintained in that they:

–	correctly record and explain its transactions, and financial position and performance;

–	enable true and fair financial statements to be prepared and audited; and

–	are retained for seven years after the transactions covered by the records are completed;

•	the financial statements and notes comply with the appropriate accounting standards;

•	the financial statements and notes give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

•	any other matters that are prescribed by the Corporations Act 2001 (Cth) and regulations as they relate to the financial statements and notes are satisfied; and

•	the declarations provided in accordance with section 295A of the Corporations Act are founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

The CEO and CFO have provided such statements for the financial year ended 30 September 2020.

External auditor

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Prior to 2002, individuals who were partners of PwC or its antecedent Firms were our external auditors from 1968. Our PwC lead audit partner is Lona Mathis and the quality review partner is Ewan Barron. Ms Mathis and Mr Barron assumed responsibility for these roles in June 2017 and December 2019, respectively.

The external auditor receives all Board Audit Committee, Board Risk Committee, Board Legal, Regulatory & Compliance Committee and Board Technology Committee papers, attends all meetings of these committees and is available to Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence.

As our external auditor, PwC is required to confirm its independence and compliance with specified independence standards on a semi-annual basis (at half and full financial year), however in practice it confirms its independence on a quarterly basis.

We strictly govern our relationship with the external auditor, including restrictions on employment, business relationships, financial interests and use of our financial products by the external auditor.

Engagement of the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for Westpac and may be limited as to the extent to which it can perform other non-audit services as specified in our ‘Pre-approval of engagement of PwC for audit and non-audit services’ (NAS Policy). Use of the external audit firm for any non-audit services must be assessed and approved in accordance with the pre-approval process determined by the Board Audit Committee and set out in the NAS Policy.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 35 to our financial statements for the year ended 30 September 2020. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 11(b) of the Directors’ report.

64	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Group Audit (internal audit)

Group Audit is Westpac’s internal 3rd line assurance function that provides the Board and Senior Executives with independent and objective evaluation of the adequacy and effectiveness of the Group’s governance, risk management and internal controls

Group Audit is governed by a charter approved by the Board Audit Committee that sets out the purpose, role, scope and high-level standards for the function. The General Manager, Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the CFO.

Group Audit also has the right to unrestricted and private access to the CEO. Group Audit’s responsibilities include regularly reporting to the Board.

Verification of periodic corporate reports

For periodic corporate reports released to the market which are not required to be audited or reviewed by our external auditor, Westpac has an internal verification and approval process to support the integrity of the information that is being disclosed. The specific process for each periodic corporate report will vary depending on the particular release but may generally involve the individuals with responsibility for the information confirming to the best of their knowledge and belief that the information is considered to be accurate and not misleading; the review of the report or document by relevant internal subject matter experts (and in some cases our external advisers); and the review by and confirmation from the individual responsible for the corporate report that it is appropriate for release. Periodic corporate reports released to the market may also, depending upon the report, be required to be approved by the Disclosure Committee or the Board under Westpac’s Market Disclosure Policy. Further details regarding Westpac’s Disclosure Policy are set out in the paragraph below.

Market disclosure

We seek to provide all investors with equal, timely, accurate, balanced and meaningful information. Consistent with these standards, the Group maintains a Board-approved Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community. The Market Disclosure Policy is available on our website at https://www.westpac.com.au/about-westpac/westpac-group/corporate-governance/principles-policies/.

The policy reflects the requirements of the ASX, NZX, and other relevant offshore securities exchanges, as well as relevant securities and corporations legislation. Under our policy, information that a reasonable person would expect to have a material effect on the price or value of our securities must first be disclosed via the ASX unless an exception applies under regulatory requirements.

Our Disclosure Committee is responsible for (among other things) determining whether matters within management’s authority should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. Certain disclosure decisions (for example, relating to matters of fundamental importance to the Group) are the responsibility of the Board. The Disclosure Committee is comprised of the Disclosure Officer, the Group General Counsel and any one of the following:

the CEO, Chief Risk Officer, the Group Executive, Customer and Corporate Relations and the Head of Investor Relations.

The CFO is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all disclosure related communication with relevant securities exchanges. The Company Secretary or their delegate is authorised to give any documents to the ASX once they have been approved pursuant to this Policy or by the Board. A copy of announcements on material issues will also be provided to the Board promptly after release to the ASX, unless previously provided.

Before Westpac gives a new and substantive investor or analyst presentation, we will release a copy of that presentation to the market. Once relevant information is disclosed to the market and available to investors, it may also be published on our website. This includes investor discussion packs, and presentations on, and explanations about, our financial results.

Our website information also includes Annual Reports, results announcements, speeches and support material given at investor conferences or presentations, notices of meetings and key media releases.

Shareholder communication and participation

We seek to keep shareholders fully informed about our strategy, business operations, performance, and governance. As part of our investor relations program and consistent with our Market Disclosure Policy we seek to maintain best practice and effective two-way communication with shareholders. This includes:

•	designing and maintaining the Investor Centre on the Group’s website to make all relevant company information available and to structure that information in a way that intends to make it easy to find and access;

•	shareholders are given the option to receive information and communications, sent by Westpac and its share registry, in print or electronic format;

•	responding to shareholder queries directly via phone, email and mail;

•	providing company presentations that seek to respond to the questions frequently asked by shareholders along with major industry and company topics of interest; and

•	facilitating appropriate access to all major market briefings and shareholder meetings, including via webcasts and maintaining that information on our website.

Shareholders can access our financial calendar which lists all major market briefings and shareholder meetings. Announcements on these events may also be made through ASX announcements.

Our AGM is an important opportunity for engaging and communicating with shareholders, and we typically rotate the location of our AGM throughout capital cities to allow us to reach a broad range of shareholders over time. The AGM is also webcast and can be viewed later on our website.

WESTPAC GROUP 2020 ANNUAL REPORT	65

Corporate governance

Given the uncertainty and potential health risks created by the COVID-19 pandemic, and the resulting Government restrictions and recommendations against travel and physical gatherings, Westpac has made some changes to the way the 2020 AGM will be conducted to facilitate the continued engagement with shareholders.

Shareholders and their proxies, corporate representatives and attorneys can participate in the 2020 AGM through the AGM Online Platform or teleconference. They can also observe proceedings via a webcast.

Shareholders who are unable to participate in the AGM can lodge a direct vote or appoint proxies. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

Risk management

Roles and responsibilities of the Board

The Board is responsible for approving the Group’s overall Risk Management Framework for managing financial and non-financial risks, including the Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Group.

Risk Culture

Westpac considers that a strong risk culture is essential for the Group’s Risk Management Framework to operate effectively. Building and maintaining a strong risk culture is a continuing focus of the Board.

Following the release of AUSTRAC’s Statement of Claim, APRA required Westpac to reassess whether our Culture, Governance and Accountability (CGA) Program, which was put in place to implement recommendations from Westpac’s 2018 CGA self-assessment, remained fit for purpose.

One of the main conclusions from the CGA reassessment (completed during 2020), was that aspects of our non-financial risk culture were ‘immature and reactive’.

The CGA reassessment further emphasised the importance of sound risk management, of high-quality oversight by the Board and Group Executives, strong risk capabilities, a proactive risk culture, effective risk boundaries and timely escalation of issues.

The CGA reassessment makes clear that a program of deeper change is required. Westpac recognises this and the Board has approved the CGA reassessment remediation plan and is overseeing the CORE program, designed to respond to the recommendations of the CGA reassessment, including strengthening our risk culture. Further information about CORE is set out in the Strategic Review.

Westpac aspires to a mature risk culture that proactively identifies, manages and mitigates risks, learns from risk events and continuously anticipates new risks and opportunities. To track progress towards our goal, we have developed and implemented several risk culture tools and processes to assist management better measure, monitor and manage our risk culture, with the intention of improving Group-wide ownership and accountability for risk and building a stronger risk culture.

Roles and responsibilities

The Board has delegated to the Board Risk Committee responsibility to: establish a view of the Group’s current and future risk position relative to its risk appetite and capital strength; review and approve frameworks, policies and processes for managing risk; and review and, where appropriate, approve risks beyond the approval discretion provided to management.

In June 2020, the Board Legal, Regulatory & Compliance Committee was established as a sub-committee of the Board Risk Committee to assist it with overseeing financial crime risk, material litigation and regulatory investigations, customer remediation activities and customer complaints, compliance and conduct risk and material legal and regulatory change relevant to the Group.

The Westpac Group Risk Management Framework, Risk Management Strategy and Risk Appetite Statement are reviewed annually and have been reviewed by the Board Risk Committee and were approved by the Board during the financial year ended 30 September 2020.

The Board Risk Committee is responsible for reviewing and monitoring the risk profile and controls of the Group for consistency with the Group Risk Appetite Statement and for reviewing and monitoring capital levels for consistency with the Group’s risk appetite. The Board Risk Committee receives regular reports from management on the effectiveness of our management of Westpac’s material risks.

More detail about the role of the Board Risk Committee and the Board Legal, Regulatory & Compliance Committee is set out later in this section under the heading ‘Board Risk Committee’ and ‘Board Legal, Regulatory & Compliance Committee’ respectively.

The CEO and Executive Team are responsible for implementing our risk management framework and risk management strategy, and for developing frameworks, policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

We have adopted and continue to embed a Three Lines of Defence model to aid in end-to-end management of risk, within which all employees play an active role. We have put in place a risk management framework that seeks to:

•	deliver suitable, fair and clear outcomes for our customers that support market integrity;
•	protect Westpac’s depositors, policyholders and investors by maintaining a balance sheet with sound credit quality and buffers over regulatory minimums; and
•	meet our regulatory and statutory obligations.

Westpac is currently upgrading its end-to-end risk management capabilities as part of an ongoing program of work that spans both financial and non-financial risk. This work includes the CORE program. For further information, refer to the Strategic Review.

66	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

The 1st Line of Defence – manages the risk they originate

The 1st Line proactively identifies, evaluates, owns and manages the risks in their business/domain. It also seeks to ensure that business activities are within approved risk appetite and policies.

 In managing its risk, the 1st Line is required to establish and maintain appropriate governance structures, controls, resources and self-assessment processes, including issue identification recording and escalation procedures. This accountability cannot be abrogated. The 1st Line is accountable for ’self-certification’.

The 2nd Line of Defence – Risk: provides oversight, insight and control of 1st Line activities

The 2nd Line sets frameworks, controls (including policies and limits) and standards for use across the Group. The 2nd Line can require remediation or cessation of activity where these are not adhered to. Their approach is intended to be risk-based and proportionate to 1st line activities.

The 2nd Line’s role is to review and challenge 1st Line activities and decisions that may materially affect Westpac’s risk position, and independently evaluates the effectiveness of the 1st Line’s controls, monitoring, compliance, and monitors progress towards mitigating risks. In addition, the 2nd Line’s role is to provide insight to the 1st Line, assisting in developing, maintaining and enhancing the business’ approach to risk management.

The 2nd Line considers and reports the aggregated risk profile of the Group to facilitate end-to-end oversight of risk.

The 3rd Line of Defence – Provides Independent audit

Group Audit is an independent assurance function. Its role is to evaluate and opine on the adequacy and effectiveness of both 1st and 2nd Line risk management approaches and track remediation progress, with the aim of providing the Board, and Senior Executives, with information about whether the Group’s governance, risk management and internal controls are operating effectively.

Our overall risk management governance structure is set out in more detail in the table ‘Risk Management Governance Structure’ included in this Corporate Governance Statement.

Westpac distinguishes between different types of risk:

•	risk culture – the risk that our culture does not promote and reinforce behavioural expectations or structures to identify, understand, discuss and act on risks. This leads to ineffective risk management, poor risk awareness, risk-taking outside of risk appetite that is tolerated and a culture where key learnings are not integrated into Group-wide and customer outcomes, impeding continuous improvement;
•	strategic risk – the risk that the Group makes incomplete strategic choices, does not implement it strategies successfully, or does not respond effectively to changes in the operating environment;
•	capital adequacy risk – the risk that the Group has an inadequate level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions;

•	funding and liquidity risk – the risk that the Group cannot meet its payment obligations or that it does not have the appropriate amount, tenor or composition of funding and liquidity to support its assets;
•	credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;
•	market risk – the risk of an adverse impact on earnings resulting from changes in the value of the Group’s positions as a result of a change in financial market factors, such as foreign exchange rates, interest rates, commodity prices or equity prices. This includes interest rate risk in the banking book - the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;
•	financial crime risk – the risk that the Group fails to prevent financial crime and comply with applicable global financial crime regulatory obligations;
•	operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition excludes strategic risk. While legal risk and regulatory risk arise through inadequate or failed processes, people and systems or from external events, these are reflected primarily in conduct and compliance risk;
•	cyber risk – the risk that the Group’s or its third parties’ data or technology are inappropriately accessed, manipulated or damaged from cybersecurity threats or vulnerabilities;
•	conduct and compliance risk – the risk of failing to abide by compliance obligations required of us or otherwise failing to have behaviours and practices that deliver suitable, fair and clear outcomes for our customers and that support market integrity; and
•	reputational and sustainability risk – the risk that an action, inaction, transaction, investment or event will reduce trust in the Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Westpac has received advanced accreditation from APRA and the RBNZ under the Basel II capital framework, and uses the Advanced Internal Ratings Based (Advanced IRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk when calculating regulatory capital.

Material exposure to economic, environmental and social sustainability risks

Westpac seeks to manage its material exposures to economic, environmental and social sustainability risks in accordance with its risk management strategy and frameworks.

WESTPAC GROUP 2020 ANNUAL REPORT	67

Corporate governance

Board Risk Committee

The Board Risk Committee comprises five independent, Non-executive Directors and is chaired by Peter Marriott.

As set out in its charter, the Board Risk Committee’s role is to:

•	assist the Board to consider and approve the Group’s overall risk management framework for managing financial and non-financial risks;
•	review and oversee the risk culture across the Group;
•	review and recommend the Group Risk Management Framework, the Group Risk Management Strategy and the Group Risk Appetite Statement to the Board for approval;
•	review and monitor the risk profile and controls of the Group for consistency with the Group Risk Appetite Statement and assist the Board set the risk appetite for material risks;
•	review and approve the frameworks, policies and processes for managing risk;
•	review and approve the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and Chief Risk Officer (CRO) and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;
•	monitor changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;
•	assist the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management;
•	review and where appropriate approve risks beyond the approval discretion provided to management; and
•	assist the Board to oversee compliance management within the Group.

From the perspective of specific types of risk, the Board Risk Committee’s role as set out in the current Committee charter includes:

•	credit risk – approving material policies and limits supporting the Group Credit Risk Management Framework, approving credit provisioning, and monitoring the risk profile, performance and management of our credit portfolio;
•	liquidity risk – approving key policies and limits supporting the Group Liquidity Risk Management Framework, including our annual funding strategy, recovery and resolutions plans, liquidity targets and limits, and monitoring the liquidity position and requirements;
•	market risk – approving key policies and limits supporting the Group Market Risk Management Framework, and reviewing and monitoring the market risk performance, exposures, and risk positions;
•	operational risk – approving key policies supporting the Group Operational Risk Management Framework and monitoring the performance of operational risk management and controls; and
•	reputation and sustainability risk – reviewing and approving the Group Reputation and Sustainability Risk Management Frameworks and monitoring the associated management of these risks.

The Board Risk Committee also:

•	oversees and approves the Internal Capital Adequacy Assessment Process and in doing so reviews and recommends the target capital ranges for regulatory capital and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;
•	approves the Westpac Group stress testing, including review and approval of the material scenarios adopted and monitors material stress testing results and management responses;
•	provides relevant periodic assurances and reports (as appropriate) to the Board Audit Committee;
•	reviews and approves other risk management frameworks and/or the monitoring of performance under those frameworks (as appropriate);
•	forms a view of Westpac’s risk culture and the extent to which that supports the ability of the Group to operate consistently within the Westpac Group Risk Management Framework and Westpac Group Risk Appetite Statement and oversees the identification of, and steps taken to address, any desirable changes to risk culture and periodically reports to the Board;
•	refers or recommends to the Board and any other Board Committee (as appropriate) any matters that have come to the attention of the Board Risk Committee that are relevant for the Board or the respective Board Committee; and
•	in its capacity as the Westpac Group’s US Risk Committee, oversees the key risks, risk management framework and policies of the Group’s US operations.

Board Financial Crime Committee

In November 2019, the Board established the Board Financial Crime Committee, to oversee the implementation of Westpac’s enhanced financial crime program. The Board Financial Crime Committee comprised four independent, Non-executive Directors and was chaired by Peter Nash.

As set out in the Charter, the key responsibilities of the Board Financial Crime Committee were to assist the Board oversee the:

•	implementation of Westpac’s Financial Crime Strategic Plan, supplemented as appropriate by the Response Plan announced on 24 November 2019;
•	program of work set up to implement aspects of the Response Plan referred to above; and
•	appointment of external experts to independently review Westpac’s management of financial crime (through the Plan and Program) and oversee the review (or reviews) of any relevant accountability.

The Board Financial Crime Committee as part of its role, commissioned Promontory to provide assurance over the Management Accountability and Financial Crime Program Review and reviewed the outcomes and recommendations of those reports. The Board Financial Crime Committee was dissolved on 1 June 2020, with its remaining responsibilities assumed by the Board Legal, Regulatory & Compliance Committee.

68	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Board Legal, Regulatory & Compliance Committee

On 1 June 2020, the Board Legal, Regulatory & Compliance Committee was established as a sub- committee of the Board Risk Committee to enhance oversight of non-financial risk.

The Board Legal, Regulatory & Compliance Committee comprises five independent, Non-executive Directors and is chaired by Peter Nash.

As set out in its charter, key responsibilities of the Board Legal, Regulatory & Compliance Committee are to assist the Board Risk Committee, as it oversees:

•	material legal and regulatory change relevant to the Group; and
•	the Group’s management of:
–	material litigation (including class actions) and regulatory investigations;
–	compliance;
–	conduct risk;
–	financial crime risk;
–	customer remediation activities and customer complaints; and
–	such other operational risk activities as are delegated to the Board Legal, Regulatory & Compliance Committee by the Board Risk Committee.

From the perspective of specific types of risk, the Board Legal, Regulatory & Compliance Committee’s role as set out in its charter includes:

•	financial crime risk – reviewing and approving the Westpac Group Financial Crime Risk Management Framework, and key supporting policies and standards, including receiving information regarding material breaches of the Westpac ABC Policy and monitoring the Group’s financial crime risk performance and controls; and
•	compliance and conduct risk – reviewing and approving the Westpac Group Compliance and Conduct Risk Management Framework, and key supporting policies and standards, and reviewing and monitoring Westpac’s risk performance and controls.

Compliance and Conduct Risk Management Framework

The Compliance and Conduct Risk Management Framework describes the Group’s approach to managing compliance and conduct risk. The Framework supports the Board approved Risk Management Framework and is also supported by appropriate Group wide and Divisional Compliance policies.

The compliance and conduct management system supports our commitment to satisfying our compliance requirements and creating an effective, proactive and forward-looking approach to managing compliance and conduct risk. The system is a continuous cycle, comprising of framework components which operate independently as well as interactively to provide an end-to-end approach for managing compliance and conduct risk within our Board-approved risk appetite. It is underpinned by the Group’s risk culture and a three lines of defence model.

Remuneration

The Board Remuneration Committee assists the Board in discharging its responsibilities by overseeing remuneration policies and practices of Westpac and its related bodies corporate in the context that these practices:

•	fairly and responsibly reward individuals having regard to performance; and
•	reflect Westpac’s risk management framework, the law and the highest standards of governance.

The Board Remuneration Committee has been in place for the whole of the financial year and is comprised of three independent Non-executive Directors and is chaired by Craig Dunn. All members of the Board Remuneration Committee are also members of either the Board Risk Committee or the Board Legal, Regulatory & Compliance Committee, which assists in the integration of effective risk management into the remuneration framework.

As set out in its charter, the key responsibilities of the Board Remuneration Committee are:

•	reviewing and recommending to the Board the Westpac Group Remuneration Policy (Group Remuneration Policy) and assessing the Group Remuneration Policy’s effectiveness and its compliance with laws, regulations and prudential standards;
•	reviewing and recommending to the Board the individual remuneration levels of the Non-executive Directors, CEO, Group Executives, other senior executives who report directly to the CEO, any other Accountable Persons under the BEAR, other persons whose activities in the Board Remuneration Committee’s opinion affect the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;
•	reviewing and recommending to the Board the remuneration structures for each category of persons covered by the Group Remuneration Policy;
•	reviewing and making recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO considering these objectives;
•	reviewing and making recommendations to the Board on the short and long-term variable reward plans and outcomes and adjustments to variable remuneration for Group Executives and any other Accountable Person under the BEAR;
•	reviewing and making recommendations to the Board regarding the size of variable reward pools each year based on consideration of pre-determined business performance indicators and the financial soundness of Westpac;
•	approving remuneration arrangements outside of the Group Remuneration Policy relating to individuals or groups of individuals which are significant because of their sensitivity, precedent or disclosure implications;
•	reviewing and making recommendations to the Board in relation to the approval of all equity-based plans; and
•	overseeing general remuneration practices across the Group.

WESTPAC GROUP 2020 ANNUAL REPORT	69

Corporate governance

The Board Remuneration Committee reviews and makes recommendations to the Board for the adjustment of variable components of remuneration downwards or to zero if appropriate, in accordance with the Group Remuneration Policy, where:

•	subsequent information or circumstances indicate that all or part of the grant was not justified; or
•	it determines that an adjustment should be made as a result of risk or compliance failures, poor customer outcomes, where an Accountable Person has failed to comply with their accountability obligations under the BEAR or any other matter it considers relevant.

Independent remuneration consultants are engaged by the Board Remuneration Committee to provide information across a range of issues, including remuneration benchmarking, market practices and emerging trends and regulatory reforms.

The Board Remuneration Committee seeks feedback from and considers matters raised by the Board Risk Committee, the Board Legal, Regulatory & Compliance Committee and the Board Audit Committee, including with respect to remuneration outcomes, adjustments to remuneration and alignment of remuneration with the risk management framework. The Board Remuneration Committee refers to the Board and any other Board Committee any matters that come to its attention that are relevant for the Board or the respective Board Committee.

Further details of our remuneration framework, including policies and practices regarding the remuneration of Non-executive Directors and the remuneration of the CEO and other senior executives, are included in the Remuneration Report in Section 10 of the Directors’ report. The Board Remuneration Committee reviews and recommends the Remuneration Report through the Board Audit Committee to the Board for approval.

70	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Risk Management Governance Structure

The roles and responsibilities that comprise Westpac’s risk management governance structure are set out in the table below:

Board
•	approves our overall risk management framework, the Westpac Group Risk Management Framework, the Westpac Group Risk Management Strategy and the Westpac Group Risk Appetite Statement, and monitors the effectiveness of risk management by the Westpac Group; and
•	makes an annual declaration to APRA on risk management in accordance with regulatory requirements.
Board Risk Committee
•	assists the Board to consider and approve the Group’s overall risk management framework for managing financial and non-financial risk;
•	reviews and recommends the Westpac Group Risk Management Framework, the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;
•	reviews and assists the Board oversee the risk culture across the Westpac Group;
•	monitors the risk profile and controls of the Group for consistency with the Group Risk Appetite Statement and assists the Board to set the risk appetite for material risks;
•	reviews and approves frameworks, policies and processes for managing risk;
•	reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO, CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;
•	monitors changes anticipated for the economic and business environment including consideration of emerging risks and other factors considered relevant to our risk profile and risk appetite;
•	assists the Board to make its annual declaration to APRA on risk management under APRA prudential standard CPS220 Risk Management;
•	reviews and where appropriate approves risks beyond the approval discretion provided to management; and
•	assists the Board to oversee compliance management within the Group.
Board Legal, Regulatory & Compliance Committee
•	assists the Board Risk Committee as it oversees:
	–	material legal and regulatory change relevant to the Westpac Group;
	–	the Westpac Group’s management of:
• material litigation (including class actions) and regulatory investigations involving the Westpac Group;
• compliance;
• conduct risk;
• financial crime risk;
• customer remediation activities and customer complaints; and
• such other operational risk activities as are delegated to the Board Legal, Regulatory & Compliance Committee by the Board Risk Committee.
Other Board Committees with a risk focus
Board Audit Committee
•	oversees the integrity of the financial statements, financial reporting systems, and the Group’s corporate reporting including the Group’s financial reporting, and compliance with prudential regulatory reporting and professional accounting requirements and matters relating to taxation risks.
Board Remuneration Committee
•	oversees remuneration policies and practices of the Westpac Group in the context that these policies and practices reflect Westpac’s risk management framework, including making recommendations to the Board for the reduction or lapsing of incentive-based equity grants to employees as a result of risk or compliance failures.
Board Technology Committee
•	oversees the implementation of the Westpac Group’s technology and data strategy and oversees the implementation of programs within the Enterprise Change Portfolio, including monitoring the delivery of the major technology related transformation programs.
Executive Team
•	executes the Board-approved strategy;
•	delivers the Westpac Group’s various strategic and performance goals within the approved risk appetite;
•	approves the position statements that guide the Westpac Group’s response to sustainability issues; and
•	monitors key risks within each business unit, capital adequacy and the Westpac Group’s reputation.

WESTPAC GROUP 2020 ANNUAL REPORT	71

Corporate governance

Executive risk committees
Westpac Group Executive Risk Committee
•	leads the management and oversight of material risks across the Westpac Group within the context of the risk appetite approved by the Board;
•	oversees the effectiveness of the Risk Management Framework and the execution of the Risk Management Strategy;
•	monitors and reviews the Group’s risk profile for all identified material risks;
•	shapes and promotes a strong risk culture; and
•	oversees emerging risks and allocates responsibility for assessing impacts and implementing appropriate actions to address these.
Westpac Group Executive Technical Risk Committee
•	reviews, supports, approves and monitors risk class risk management frameworks and key supporting policies;
•	monitors the review of risk models, model risk and capital measurements and methodologies; and
•	monitors and reviews stress testing and scenario analysis and capital.
Westpac Group Asset & Liability Committee
•	leads the optimisation of funding and liquidity risk-reward across the Group;
•	reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;
•	oversees the Liquidity Risk Management Framework and key policies;
•	oversees the funding and liquidity risk profile and balance sheet risk profile; and
•	identifies emerging funding and liquidity risks and appropriate actions to address these.
Westpac Group Credit Risk Committee
•	reviews and oversees the Credit Risk Management Framework and key supporting policies;
•	oversees Westpac’s credit risk profile; and
•	identifies emerging credit risks, allocates responsibility for assessing impacts, and responds as appropriate.
Westpac Group Market Risk Committee
•	reviews and oversees the Market Risk Management Framework and key market risk management policies;
•	reviews policies and limits for managing traded and non-traded market risk; and
•	reviews and oversees the market risk, equity risk and insurance risk profile.
Westpac Group Operational and Compliance Risk Committee
•	leads the optimisation of operational, conduct and compliance risk across the Group;
•	reviews and oversees the Operational Risk Management Framework and Compliance and Conduct Risk Management Framework and key supporting policies;
•	oversees Westpac’s operational risk and conduct and compliance risk profiles; and
•	identifies emerging operational, conduct and compliance risks, and appropriate actions to address these.
Westpac Group Remuneration Oversight Committee

The primary function of the Westpac Group Remuneration Oversight Committee is to assist the Board Remuneration Committee and the Westpac Board in fulfilling its responsibility to oversee remuneration policies and practices of Westpac and its related bodies corporate.

Some of the key responsibilities of the Westpac Group Remuneration Oversight Committee include:

•	supporting the CEO, Board Remuneration Committee and the Board by reviewing and approving remuneration frameworks, guidelines and short term variable reward plans underpinning the Board-approved Westpac Group Remuneration Policy from a Human Resources, Risk (including Compliance), Finance and Legal perspective and in line with external requirements;
•	assisting the Board Remuneration Committee and the Board in fulfilling its responsibility to oversee remuneration policies and practices of the Group in the context that these policies and practices fairly and responsibly reward individuals having regard to customer and shareholder interests, long term financial soundness and prudent risk management;
•	recommending to the CEO for recommendation to the Board Remuneration Committee remuneration arrangements, including remuneration review and remuneration adjustment outcomes, for Responsible Persons, risk and financial control employees, Material Risk Takers and other individuals whose activities may impact the financial soundness of Westpac below the Group Executive level; and
•	recommending to the CEO for recommendation to the Board Remuneration Committee the criteria and rationale for determining the total quantum of the Group variable reward pool.

72	WESTPAC GROUP 2020 ANNUAL REPORT

Corporate governance

Prudential Reporting and Compliance Committee
•	oversees from a Group-wide perspective, the Group’s compliance with prudential requirements and regulatory reporting;
•	oversees the effective management of prudential compliance breaches, incidents and issues including remediation actions; and
•	monitors and reviews ongoing prudential governance activities, including changes to prudential standards.
Reputational Risk Committee
•	reviews issues with material reputation risk that arise in the operations of Westpac’ business to mitigate reputation risk and detrimental customer impacts.
Westpac Group Financial Crime Risk and Compliance Committee
•	oversees AML/CTF, ABC, sanctions and tax transparency within the context of the risk appetite approved by the Board;
•	reviews and oversees the Financial Crime Risk Management Framework, key supporting policies, programs and standards;
•	monitors and oversees Westpac’s financial crime risk profile; and
•	identifies emerging financial crime risks and appropriate actions to address these.
Risk function
•	promotes a strong risk culture;
•	owns the design and content of the Risk Management Framework;
•	defines the structure and coverage of risk appetite;
•	defines the annual risk strategy to execute the Risk Management Framework ensuring that the management of risks is in alignment with risk appetite and business strategy;
•	establishes risk policies, procedures and limits;
•	measures and reports on risk levels; and
•	provides oversight of and direction on the management of risks.
Independent internal review
Group Audit
•	reviews the adequacy and effectiveness of management controls over risk.
Divisional business units and functions
Business Units and Functions
•	responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies; and
•	establish and maintain appropriate risk management and compliance controls, resources and self-assessment processes.

	WESTPAC GROUP 2020 ANNUAL REPORT	73

DIRECTORS’ REPORT

Directors’
report

Includes Board and Executive Team biographies, report on the business, Directors’ interests, environmental and human rights supply chain disclosures, political engagement, Directors’ meetings and Remuneration Report.

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2020.

Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2019 and up to the date of this report are: John McFarlane (Director from 17 February 2020), Peter King (Director from 2 December 2019), Lindsay Maxsted (appointed as a Director on 1 March 2008 and retired as a Director on 31 March 2020), Brian Hartzer (appointed as a Director on 2 February 2015 and retired as a Director on 2 December 2019), Nerida Caesar, Ewen Crouch AM (appointed as a Director on 1 February 2013 and retired as a Director on 12 December 2019 following the completion of the 2019 Annual General Meeting), Catriona Alison Deans (Alison Deans), Craig Dunn, Yuen Mei Anita Fung (Anita Fung) (appointed as a Director on 1 October 2018 and retired as a Director on 31 March 2020), Steven Harker, Peter Marriott, Peter Nash, Margaret Seale and Christopher Lynch (appointed as a Director on 1 September 2020).

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the three years immediately before 30 September 2020, and the period for which each directorship has been held, are set out in the following pages.

74	WESTPAC GROUP 2020 ANNUAL REPORT

BOARD OF DIRECTORS

JOHN MCFARLANE MA, MBA Age: 73	CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since February 2020 and Chairman since April 2020.

Board Committees: Chairman of the Board Nominations & Governance Committee.

Experience: John is a senior figure in global banking and financial services and has 45 years of experience in the sector. He was formerly Chairman of Barclays plc, Aviva plc and FirstGroup plc, and Chairman of The City UK. He was also a Non-executive Director of Westfield Group/Westfield Corporation, The Royal Bank of Scotland Group, Capital Radio plc and was a council member of The London Stock Exchange.

John served as Chief Executive Officer of Australia and New Zealand Banking Group Limited from 1997 to 2007, and as Group Executive Director at Standard Chartered. He also held senior positions at Citicorp including as Managing Director of Citicorp Investment Bank Ltd and Head of Citicorp and Citibank in the UK and Ireland. He began his career at Ford Motor Co.

Directorships of listed entities over the past three years: Unibail-Rodamco-Westfield SE (since June 2018), Barclays plc (January 2015 to May 2019) and Westfield Corporation Limited (July 2014 to June 2018).

Other principal directorships and interests: Director of Old Oak Holdings Ltd.

PETER KING BEc, FCA. Age: 50

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Appointed: Director since December 2019.

Board Committees: Member of the Board Technology Committee.

Experience: Peter was appointed Westpac Group Chief Executive Officer in April 2020. Peter previously held this role on an acting basis between December 2019 and March 2020. Since joining the Westpac Group in 1994, Peter also held senior finance roles including Chief Financial Officer with responsibility for Westpac’s Finance, Tax, Treasury and Investor

Relations functions. Prior to this, he was Deputy Chief Financial Officer for three years. He has also held senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets. Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

Directorships of listed entities over the past three years: Nil.

Other principal directorships and interests: Director of Australian Banking Association Incorporated and Institute of International Finance.

NERIDA CAESAR BCom, MBA, GAICD Age: 56

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since September 2017.

Board Committees: Member of the Board Legal, Regulatory and Compliance and Board Technology Committees.

Experience: Nerida has over 33 years of broad ranging commercial and business management experience, with particular depth in technology led businesses. Nerida was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax (formerly the ASX-listed Veda Group Limited) and was also a former director of Genome.One Pty Ltd and Stone and Chalk Limited. Before joining Equifax, Nerida held several senior management roles at Telstra, including Group Managing Director, Enterprise and Government and Group Managing Director, Wholesale. Nerida also held several Executive and senior management positions with IBM within Australia and internationally, including as Vice President of IBM’s Intel Server Division for the Asia Pacific region.

Directorships of listed entities over the past three years: Nil.

Other principal directorships and interests: Chairman of Workplace Giving Australia Limited and Director of Spark Investment Holdco Pty Ltd. Member of the Advisory Board of IXUP Limited. Advisor to Equifax Australia and New Zealand and Carla Zampatti Pty Ltd.

WESTPAC GROUP 2020 ANNUAL REPORT	75

ALISON DEANS BA, MBA, GAICD Age: 52

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since April 2014.

Board Committees: Chairman of the Board Technology Committee. Member of the Board Nominations & Governance, Board Remuneration and Board Risk Committees.

Experience: Alison has more than 20 years’ experience in senior executive roles focused on building digital businesses and digital transformation across e-commerce, media and financial services. She has served as the CEO of eCorp Limited, CEO of Hoyts Cinemas and CEO of eBay, Australia and New Zealand. Most recently, she was CEO of technology-based investment company netus Pty Ltd, which was acquired by Fairfax Media Limited in 2012.

Directorships of listed entities over the past three years: Cochlear Limited (since January 2015), Ramsay Health Care Limited (since November 2018), and Insurance Australia Group Limited (February 2013 to October 2017).

Other principal directorships and interests: Director of SCEGGS Darlinghurst Limited, The Observership Program Limited and Deputy Group Pty Ltd. Senior Advisor to McKinsey & Company and Investment Committee member of the CSIRO Innovation Fund (Main Sequence Ventures).

CRAIG DUNN BCom, FCA Age: 57

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since June 2015.

Board Committees: Chairman of the Board Remuneration Committee. Member of the Board Nominations & Governance and Board Risk Committees.

Experience: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited. He was formerly a director of Financial Literacy Australia Limited, and a Board member of the Australian Japanese Business Cooperation Committee, Jobs for New South Wales, and the New South Wales Government’s Financial Services Knowledge Hub. Craig was Chairman of Stone and Chalk Limited and of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry.

Directorships of listed entities over the past three years: Telstra Corporation Limited (since April 2016).

Other principal directorships and interests: Chairman of The Australian Ballet, Chairman of the International Standards Technical Committee on Blockchain and Distributed Ledger Technologies (ISO/TC 307), and consultant to King & Wood Mallesons.

STEVEN HARKER BEc (Hons.), LLB Age: 65

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since March 2019.

Board Committees: Member of the Board Audit and Board Legal, Regulatory & Compliance Committees.

Experience: Steve has over 35 years’ experience in investment banking. He was formerly Managing Director and Chief Executive Officer of Morgan Stanley Australia, and then Vice Chairman until February 2019. Prior to joining Morgan Stanley, he spent 15 years with Barclays de Zoete Wedd (BZW, now Barclays Investment Bank). Steve was Chairman and Director of Australian Financial Markets Association Limited and a Director of Investa Property Group.

He also previously served on the Board of the Centre for International Finance and Regulation and was a Guardian of the Future Fund of Australia.

Directorships of listed entities over the past three years: Nil.

Other principal directorships and interests: Chairman of the Investment and Executive Committees at Future Now Ventures. Director of The Banking and Finance Oath Limited, The Hunger Project Australia, ASX Refinitiv Charity Foundation, and New South Wales Golf Club Foundation Limited.

PETER MARRIOTT BEc (Hons.), FCA Age: 63

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since June 2013.

Board Committees: Chairman of the Board Risk Committee. Member of the Board Legal, Regulatory & Compliance, Board Audit, Board Nominations & Governance and Board Technology Committees.

Experience: Peter has over 30 years’ experience in senior management roles in the finance industry, encompassing international banking, finance and auditing. He joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and was Chief Financial Officer from July 1997 to May 2012. Prior to his career at ANZ, Peter was a banking and finance, audit and consulting partner at KPMG Peat Marwick. Peter was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries.

Directorships of listed entities over the past three years: ASX Limited (since July 2009).

Other principal directorships and interests: Director of ASX Clearing Corporation Limited, ASX Settlement Corporation Limited and Austraclear Limited. Member of Monash University Council and Chairman of the Monash University Council’s Resources and Finance Committee.

76	WESTPAC GROUP 2020 ANNUAL REPORT

PETER NASH BCom, FCA, F Fin Age: 58

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since March 2018.

Board Committees: Chairman of the Board Audit and Board Legal, Regulatory & Compliance Committees. Member of the Board Risk and Board Nominations & Governance Committees.

Experience: Peter was formerly a Senior Partner with KPMG, having been admitted to the Australian partnership in 1993. He served as the National Chairman of KPMG Australia and served on KPMG’s Global and Regional Boards. His previous positions with KPMG included Regional Head of Audit for Asia Pacific, National Managing Partner for Audit in Australia and head of KPMG Financial Services. Peter has worked in geographically diverse and complex operating environments providing advice on a range of topics including business strategy, risk management, internal controls, business processes and regulatory change. He has also provided financial and commercial advice to many State and Federal Government businesses.

Peter is a former member of the Business Council of Australia and its Economic and Regulatory Committee.

Directorships of listed entities over the past three years: Johns Lyng Group Limited (Chairman since October 2017), Mirvac Group (since November 2018) and ASX Limited (since June 2019).

Other principal directorships and interests: Director of Reconciliation Australia Limited and Golf Victoria Limited. Board member of the Koorie Heritage Trust.

MARGARET (MARGIE) SEALE BA, FAICD Age: 60

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since March 2019.

Board Committees: Member of the Board Remuneration and Board Legal, Regulatory & Compliance Committees.

Experience: Margie has more than 25 years’ experience in senior executive roles in Australia and overseas, including in consumer goods, global publishing, sales and marketing, and the successful transition of traditional business models to digital environments. Prior to her non-executive career, Margie was the Managing Director of Random House Australia and New Zealand and President, Asia Development for Random House Inc. Margie was a Director and then Chair of Penguin Random House Australia Pty Limited, and a Director of Ramsay Health Care Limited, Bank of Queensland Limited and the Australian Publishers’ Association. She also served on the Boards of Chief Executive Women (chairing its Scholarship Committee), the Powerhouse Museum, and the Sydney Writers Festival.

Directorships of listed entities over the past three years: Telstra Corporation Limited (since May 2012), Scentre Group Limited (since February 2016), Ramsay Health Care Limited (April 2015 to October 2018) and Bank of Queensland Limited (January 2014 to June 2018).

Other principal directorships and interests: Nil.

CHRIS LYNCH BCom, MBA, FCPA Age: 67

INDEPENDENT NON-EXECUTIVE DIRECTOR

Appointed: Director since September 2020.

Board Committees: Member of the Board Audit and Board Risk Committees.

Experience: Chris has significant experience in mineral resources and infrastructure, having spent over 30 years working in these fields globally. Chris was formerly the Global Chief Financial Officer of Rio Tinto Group, based in London, and an Executive Director. Prior to this, he was a Non-executive Director of Rio Tinto Group. Chris was the Chief Executive Officer of Transurban Group, an international toll road developer and manager with interests in Australia and North America from 2008 to 2012. His executive career also included seven years at BHP Billiton where he was Chief Financial Officer and then Executive Director and Group President – Carbon Steel Materials. Chris spent 20 years with Alcoa Inc. where he held a number of executive positions, including Vice-President and Chief Information Officer based in Pittsburgh, USA and Chief Financial Officer of Alcoa Europe in Switzerland. He was also managing director of KAAL Australia Limited, a joint venture company formed by Alcoa and Kobe Steel. Chris was formerly a Commissioner of the Australian Football League from 2008 until 2014.

Directorships of listed entities over the past three years: Rio Tinto Group (September 2011 to September 2018).

Other principal directorships and interests: Director of Business for Millennium Development Ltd, Chairman of the National Water Grid Authority Advisory Board.

WESTPAC GROUP 2020 ANNUAL REPORT	77

Company Secretary

Our Company Secretary as at 30 September 2020 was Tim Hartin.

TIM HARTIN LLB (Hons.) Age: 45

COMPANY SECRETARY

Tim was appointed Company Secretary in November 2011. Before that appointment, Tim was Head of Legal – Risk Management & Workouts, Counsel & Secretariat and prior to that, he was Counsel, Corporate Core. Before joining Westpac in 2006, Tim was a Consultant with Gilbert + Tobin, where he provided corporate advisory services to ASX-listed companies. Tim was previously a lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division.

Executive Team

As at 30 September 2020 our Executive Team was:

NAME	POSITION	YEAR JOINED GROUP	YEAR APPOINTED TO POSITION
Peter King	Managing Director & Chief Executive Officer	1994	2020
Richard Burton	Acting Chief Executive, Consumer	2010	2020
Rebecca Lim	Group General Counsel & Enterprise Executive	2002	2020
Guilherme (Guil) Lima	Chief Executive, Business	2019	2019
Carolyn McCann	Group Executive, Customer & Corporate Relations	2013	2018
David McLean	Chief Executive Officer, Westpac New Zealand	1999	2015
Christine Parker	Group Executive, Human Resources	2007	2011
Michael Rowland	Chief Financial Officer	2020	2020
David Stephen	Chief Risk Officer	2018	2018
Gary Thursby	Chief Information Officer (Acting)	2008	2020
Les Vance	Group Executive, Financial Crime, Compliance & Conduct	2008	2020
Alastair Welsh	Acting Group Executive, Enterprise Services	1992	2019
Jason Yetton	Chief Executive, Specialist Businesses, Strategy & Transformation	2020	2020
Curt Zuber	Acting Chief Executive, Westpac Institutional Bank	1995	2020

There are no family relationships between or among any of our Directors or Executive Team members.

78	WESTPAC GROUP 2020 ANNUAL REPORT

EXECUTIVE TEAM AS AT 30 SEPTEMBER 2020

PETER KING BEc, FCA Age: 50

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER, WESTPAC GROUP

Peter was appointed Westpac Group Chief Executive Officer in April 2020, after holding the role on an acting basis between December 2019 and March 2020.

In his 25 years at Westpac, Peter has held senior finance roles including Chief Financial Officer with responsibility for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this he was Deputy Chief Financial Officer for three years and worked in senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets.

Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

RICHARD BURTON BSc Mathematics (Hons) Age: 48

ACTING CHIEF EXECUTIVE, CONSUMER DIVISION

Richard was appointed Acting Chief Executive, Consumer Division in June 2020. The division provides a wide range of retail banking, lending and consumer finance services across the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands.

In his 10 years at Westpac, Richard has held senior finance roles spanning consumer, business and Group functions including Chief Financial Officer of the Consumer Division, Chief Financial Officer of the Business Division, Acting General Manager, Group Finance and Acting Deputy Chief Financial Officer. During this time, Richard led large teams of finance professionals while driving performance, optimising investment to generate positive customer experiences and managing all aspects of financial reporting.

Prior to joining Westpac, Richard held senior roles in financial services in Australia and the UK including Head of Business Performance at Challenger Financial Services Group and Head of Performance Management at National Australia Bank. Richard also led an advisory team for KPMG in the UK.

Richard holds a Bachelor of Science in Mathematics with Honours, from the University of Bristol.

REBECCA LIM B Econ, LLB (Hons) Age: 48

GROUP GENERAL COUNSEL & ENTERPRISE EXECUTIVE

Rebecca is responsible for leading Westpac’s legal function globally, as well as leading the CEO’s office.

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

Rebecca is a member of Chief Executive Women.

GUILHERME (GUIL) LIMA MBA, BBA Age: 46

CHIEF EXECUTIVE, BUSINESS DIVISION

Guilherme (Guil) joined Westpac Group as Chief Executive, Business Division in December 2019. The division supports Australia’s small business, commercial, agribusiness and private wealth customers providing a wide range of banking services across the Westpac, St.George, BankSA and Bank of Melbourne brands.

Guil has 22 years’ experience in banking and consulting in Hong Kong, Brazil, UK, US, Spain and the Netherlands. Prior to his appointment, Guil was Group Head of Wealth Management at HSBC Hong Kong. He started at HSBC as Group Head of Strategy in London in 2010 after a career totalling 10 years at McKinsey & Co.

Guil holds a Bachelor of Business Administration in General Management and Finance from Fundação Getulio Vargas (FGV) in Brazil and a Master of Business Administration in Strategy, Corporate Finance and Investment Management from Harvard Business School.

WESTPAC GROUP 2020 ANNUAL REPORT	79

CAROLYN MCCANN BBus (Com), BA, GradDipAppFin, GAICD Age: 48

GROUP EXECUTIVE, CUSTOMER & CORPORATE RELATIONS

Carolyn was appointed as Westpac’s Group Executive responsible for customer and corporate relations in May 2018. This division originally brought together management of the Group’s customer resolution of complaints, alongside the functions responsible for reputation, corporate affairs, communications and sustainability. During the year, Carolyn assumed responsibility for the Customer Advocate function as well as the Group’s Customer Outcomes and Risk Excellence Program, a program to improve risk culture, governance and accountability. From 1 November 2020, the division will also include Westpac Group’s customer remediation function. Carolyn joined Westpac in 2013, as General Manager, Corporate Affairs and Sustainability.

Prior to joining Westpac, Carolyn spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs and Investor Relations. She began her career in consulting and has extensive in-house and consulting experience in financial services.

DAVID MCLEAN LLB (Hons.) Age: 62

CHIEF EXECUTIVE OFFICER, WESTPAC NEW ZEALAND LIMITED

David was appointed Chief Executive Officer, Westpac New Zealand Limited in February 2015. Since joining Westpac in February 1999, he has held a number of senior roles including Head of Debt Capital Markets New Zealand, General Manager, Private, Wealth and Insurance New Zealand and Head of Westpac Institutional Bank New Zealand, and most recently, Managing Director of the Westpac New York branch.

Before joining Westpac, David was Director, Capital Markets at Deutsche Morgan Grenfell from 1994. He also established the New Zealand branch of Deutsche Bank and was New Zealand Resident Branch Manager. In 1988, David joined Southpac/National Bank as a Capital Markets Executive. Prior to this, David worked as a lawyer in private practice and served as in-house counsel for NatWest NZ from 1985.

CHRISTINE PARKER BGDipBus (HRM) Age: 60

GROUP EXECUTIVE, HUMAN RESOURCES

Christine was appointed to Westpac Group’s Executive Team in October 2011. As Group Executive, Human Resources, Christine leads the HR function for the Group, responsible for strengthening our service oriented and inclusive culture, attracting and retaining the best talent, developing and helping our workforce to grow skills for the future, rewarding and recognising our people and ensuring their health and wellbeing. Christine has responsibility for the office of the Banking Executive Accountability Regime (BEAR) and also supports the CEO and Board on culture and conduct. Since joining Westpac in 2007, Christine has held a variety of senior leadership roles including Group General Manager, Human Resources and General Manager, Human Resources for Westpac New Zealand Limited. Before joining Westpac, Christine held senior HR roles in a number of high-profile organisations and across a range of industries, including Carter Holt Harvey and Restaurant Brands New Zealand. Christine is currently Chair of the St.George Foundation, a member of the Chief Executive Women and was previously a Director of Women’s Community Shelters and member of the Veterans’ Employment Industry Advisory Committee.

MICHAEL ROWLAND B.Comm, FCA Age: 59

CHIEF FINANCIAL OFFICER

Michael joined Westpac Group as Chief Financial Officer in September 2020. He is responsible for Westpac’s Finance, Group Audit, Investor Relations, Tax and Treasury functions.

Before joining Westpac, Michael was a Partner in Management Consulting at KPMG. Before that he held a number of senior executive positions at ANZ from 1999 to 2013. This included CFO Institutional Banking, CFO Wealth, CFO New Zealand, CFO Personal Financial Services, and business leadership roles as CEO Pacific, Managing Director Mortgages and General Manager, Transformation. Michael commenced his career at KPMG, where he was promoted to become a Tax Partner in 1993.

Michael holds a Bachelor of Commerce, University of Melbourne and a Graduate Diploma of Taxation Law, Monash University. He is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand.

DAVID STEPHEN BBus Age: 56

CHIEF RISK OFFICER

David was appointed Chief Risk Officer in October 2018, with responsibility for risk management across the Group.

Prior to this, David was the Chief Risk Officer for Royal Bank of Scotland (RBS) from 2013, having joined in 2010 as the Deputy Chief Risk Officer. David has also previously held other senior roles at both retail and investment banks in the UK, USA, Hong Kong and Australia, including serving as Chief Risk Officer at ANZ and Chief Credit Officer at Credit Suisse Financial Products.

David has a Bachelor of Business in Banking and Finance from Monash University and is a Board member of the International Financial Risk Institute.

80	WESTPAC GROUP 2020 ANNUAL REPORT

GARY THURSBY BEc, DipAcc, FCA Age: 58

CHIEF INFORMATION OFFICER (ACTING)

Gary has held a number of Group Executive roles across the Group. He was appointed Chief Information Officer (Acting) in 2020. Before this, he was Chief Financial Officer (Acting) from December 2019 to August 2020. He has also held the roles of Chief Operating Officer and Group Executive, Strategy & Enterprise Services.

Before joining Westpac in 2008, Gary held several senior finance roles at Commonwealth Bank of Australia (CBA) including Deputy CFO and CFO Retail Bank. He has over 20 years’ experience in financial services, covering finance, M&A and large-scale program delivery. He commenced his career at Deloitte Touche Tohmatsu.

Gary has a Bachelor of Economics and a Post Graduate Diploma in Accounting from Flinders University of South Australia and is a Fellow of the Institute of Chartered Accountants.

LES VANCE BCom, LLB (Hons) Age: 50

GROUP EXECUTIVE, FINANCIAL CRIME, COMPLIANCE AND CONDUCT

Les was appointed Group Executive, Financial Crime, Compliance and Conduct in June 2020. In this newly created role, Les is responsible for overseeing and strengthening the governance and management of these risks.

Les has over 25 years’ executive experience across transformation and program delivery, risk and governance, operations and line management. Joining Westpac in 2008, Les has held a variety of senior roles including Chief Operating Officer, Consumer Division and Chief Risk Officer, BT Financial Group. Prior to Westpac, Les was Group Executive for External Funds at Investa Property Group and Chief Executive for Gaming at TAB Limited. Les commenced his career as a solicitor at the legal firm Freehills.

Les holds a Bachelor of Commerce and a Bachelor of Laws with Honours, both from University of Queensland.

ALASTAIR WELSH MBA, BCA, CA Age: 55

ACTING GROUP EXECUTIVE, ENTERPRISE SERVICES

Alastair was appointed Acting Group Executive, Enterprise Services in December 2019. His role is designed to accelerate the delivery of the Group’s Service Revolution and provides services to support the Group’s operating businesses. Alastair’s responsibility also includes banking operations, advice and group remediation, procurement, property and enterprise investments. Alastair holds more than 30 years’ experience in banking in the UK, New Zealand and Australia. Since joining Westpac NZ in 1992, he has held a variety of roles from relationship management through to leadership positions for BT Financial Group, Group Customer Transformation and Business Banking.

Prior to his current appointment, Alastair was Acting Chief Executive, Business.

JASON YETTON B.Comm (Finance & Mktg), GradDipAppFin Age: 49

CHIEF EXECUTIVE, SPECIALIST BUSINESSES, STRATEGY & TRANSFORMATION

Jason was appointed Chief Executive, Specialist Businesses in May 2020.

He is responsible for Group Strategy, Transformation Office and Corporate & Business Development. He is also accountable for the Strategic Reviews and potential divestments of the Group’s Specialist Businesses. Specialist Businesses support customers with wealth needs including Life and General Insurance, Superannuation and Platforms and Investments as well as Auto Finance and Pacific banking. Most recently, Jason was Chief Executive Officer NewCo, CBA, where he was appointed to lead the demerger of its wealth management and mortgage broking businesses. Prior to that, he was Chief Executive Officer & Managing Director, SocietyOne, an early financial services disrupter and consumer finance marketplace lender. Jason was previously with the Westpac Group for more than 20 years, holding a number of senior positions including Group Executive, Westpac Retail & Business Banking, and a range of senior executive positions in BT Financial Group.

CURT ZUBER BA, MBA Age: 55

ACTING CHIEF EXECUTIVE, WESTPAC INSTITUTIONAL BANK

Curt was appointed Acting Chief Executive, Westpac Institutional Bank in July 2020. He is responsible for Westpac’s global relationships with corporate, institutional and government clients as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. He is also responsible for Westpac’s offices and branches in Asia, London and New York. Curt joined Westpac in 1995 and was appointed Group Treasurer in 2004 where he oversaw treasury operations, Group liquidity and Global wholesale funding across all products, including securitisation, covered bonds and other structured products, capital securities and unsecured issuance. He was also responsible for all on-balance-sheet risk management, as well as management of the Group’s balance sheet, including capital planning and execution and meeting the Group’s liquidity and funding regulatory requirements. Prior to this, Curt held several roles including Deputy Group Treasurer and Head of Treasury Risk. Before joining Westpac, Curt spent seven years at Household International in Chicago and Sydney in various treasury-related roles, including risk management, funding and asset and liability management.

WESTPAC GROUP 2020 ANNUAL REPORT	81

Directors’ report

3. Operating and financial review

a) Principal activities

The principal activities of the Group during the financial year ended 30 September 2020 were the provision of financial services including lending, deposit taking, payments services, investment platforms, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services.

From 30 June 2019 and 30 September 2019 respectively, Westpac ceased to provide personal financial advice through its salaried BT Financial Group planners or its authorised representatives. Other than this change, there have been no significant changes in the nature of the principal activities of the Group during 2020.

b) Operations and financial performance

The net profit attributable to owners of Westpac Banking Corporation for 2020 was $2,290 million, a decrease of $4,494 million or 66% compared to 2019. Key features of this result were:

•	Net interest income decreased $211 million or 1% compared to 2019 predominantly due to a decrease in net interest margin of 9 basis points to 2.03%. The movement in net interest income is attributable to the impact of:

–	lower rates on average interest earning assets exceeding benefits from the decrease in the Group’s funding costs, which includes movements in economic hedges; and

–	lower charges for estimated customer refunds and payments than in 2019.

•	In aggregate, non-interest income decreased $255 million compared to 2019 mainly due to:

–	a decrease in net wealth and insurance income due to lower rates, asset impairment and severe weather events resulting in higher claims; and
–	a decrease in net fee income from lower customer activities and fee waivers; partially offset by
–	a lower charge for estimated customer refunds and payments compared to 2019; and
–	the realisation of a gain upon the derecognition of an associate.

•	Operating expenses increased $2,633 million or 26% compared to 2019. The rise was mainly due to:

–	costs associated with AUSTRAC proceedings including a provision for penalty;
–	customer service costs associated with responding to COVID-19; and
–	asset impairments, and an increase in amortisation and impairment of capitalised software; partially offset by provisions for Wealth restructuring in 2019.

•	Impairment charges were $2,384 million higher compared to 2019 reflecting the deterioration in the economy as a result of the COVID-19 pandemic which has led to a significant increase in the expected credit losses. Asset quality deteriorated, with stressed exposures as a percentage of total committed exposures at 1.91%, up 71 basis points compared to 2019.

The effective tax rate of 46.3% was higher than 2019’s effective tax rate of 30.4% predominantly due to both the provision for the AUSTRAC penalty and goodwill impairment being non deductible.

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2020 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ (see pages 135 to 153), ‘Divisional performance’ (see pages 154 to 169) and ‘Risk and risk management’ (see pages 170 to 189), which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report (see pages 195 to 346), which form part of this report.

c) Dividends

Since 30 September 2020, Westpac has announced a final ordinary dividend of 31 cents per Westpac ordinary share, totalling approximately $1,120 million for the year ended 30 September 2020. The dividend will be fully franked and will be paid on 18 December 2020.

No interim ordinary dividend was paid for the half year ended 31 March 2020.

Further, in respect of the year ended 30 September 2019, a fully franked final dividend of 80 cents per ordinary share totalling $2,791 million was paid on 20 December 2019. The payment comprised direct cash disbursements of $2,518 million with $273 million, being reinvested by participants through the DRP.

New shares were issued under the DRP for the 2019 final ordinary dividend.

82	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

d) Significant changes in state of affairs and events during and since the end of the 2020 financial year

Throughout the financial year ended 30 September 2020, the Group has operated in a challenging environment, including as a result of the COVID-19 pandemic which has had a significant and adverse impact on the Australian and global economy and our business, financial performance, customers and people, as well as AUSTRAC’s Statement of Claim and matters relating to those proceedings (refer to ‘AUSTRAC proceedings overview’ section for more details (see page 18)).

In this environment, significant changes in the state of affairs of the Group were:

•	implementing a range of initiatives to support certain customers impacted by the COVID-19 pandemic, such as lowering interest rates on certain products, waiving certain fees, providing special loans to support customers to manage their cash flow and granting deferrals of mortgage and business loan repayments;
•	modifying our operations in response to the material restrictions which have been implemented by the Australian, State and Territory governments as a result of the COVID-19 pandemic;
•	the filing of proceedings by AUSTRAC against Westpac in November 2019 in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth), reaching an agreement with AUSTRAC to resolve these proceedings and raising a provision for a penalty of $1.3 billion. ASIC also continues to conduct an extensive investigation into matters related to the AUSTRAC proceedings;
•	reassessing our Culture, Governance and Accountability assessment at the request of APRA and commencing the CORE program;
•	implementing a number of multi-year programs (in addition to the CORE program) that seek to address identified shortcomings and significantly improve Westpac’s management of risks;
•	making changes to the Westpac Board and Executive Team, including the appointment of a new Chairman and Chief Executive Officer;
•	establishing the Specialist Businesses division which has completed a strategic review of certain businesses to simplify Westpac’s portfolio;
•	launching our new Lines of Business operating model to clarify responsibility and accountability for end-to-end performance; and
•	ongoing regulatory changes and developments, which have included changes relating to financial services, access to data, hardship reporting requirements and other regulatory requirements.

For a discussion of these matters, please refer to ’Significant developments’ in Section 1 of the Annual Report, which forms part of this report (see pages 119 to 125).

Other than set out above, the Directors are not aware of any other matter or circumstance that has occurred since 30 September 2020 that has significantly affected or may significantly affect the operations of the Group, the results of these operations or the state of affairs of the Group in subsequent financial years.

e) Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed in the Strategic report (see pages 2 to 72 and in ’Significant developments’ in Section 1 of the Annual Report (see pages 119 to 125), which forms part of this report.

Further information on our business strategies and prospects for the future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

f) Risks to our financial performance, position and our operations

Our financial position, our future financial results, our operations and the success of our strategy are subject to a range of risks. These risks are set out and discussed in Section 2 of this Annual Report under the section ‘Risk and risk management’, which forms part of this report (see pages 170 to 189).

WESTPAC GROUP 2020 ANNUAL REPORT	83

Directors’ report

4. Directors’ interests

a) Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 10 of the Directors’ report for the year ended 30 September 2020 and in the tables below:

•	their relevant interests in our shares or the shares of any of our related bodies corporate;
•	their relevant interests in debentures of, or interests in, a registered scheme made available by us or any of our related bodies corporate;
•	their rights or options over shares in, debentures of, or interests in, any registered scheme made available by us or any of our related bodies corporate; and
•	any contracts:

–	to which the Director is a party or under which they are entitled to a benefit; and
–	that confer a right to call for or deliver shares in, debentures of, or interests in, a registered scheme made available by us or any of our related bodies corporate.

Directors’ interests in Westpac and related bodies corporate as at 1 November 2020

	Number of Relevant
	Interests in Westpac	Number of Westpac
	Ordinary Shares	Share Rights

Westpac Banking Corporation
Current Directors
John McFarlane	10,000	-
Peter King	131,886[1]	346,795[2]
Nerida Caesar	13,583	-
Alison Deans	15,632	-
Craig Dunn	15,009	-
Steven Harker	11,605	-
Chris Lynch	13,090[3]	-
Peter Marriott	22,110	-
Peter Nash	15,260	-
Margaret Seale	22,960[4]	-
Former Directors
Lindsay Maxsted	25,592[5]	-[5]
Brian Hartzer	130,545[6]	-[6]
Ewen Crouch	79,690[7]	-[7]
Anita Fung	-[8]	-[8]

1.	Peter King’s interest in Westpac ordinary shares includes 23,697 restricted shares held under the Restricted Share Plan.
2.	Share rights issued under the Long Term Variable Reward Plan.
3.	Chris Lynch and his related bodies corporate also hold relevant interests in 1,137 Westpac Capital Notes 5.
4.	Margaret Seale and her related bodies corporate also hold relevant interests in 3,220 Westpac Capital Notes 2.
5.	Figure displayed is as at Lindsay Maxsted’s retirement date of 31 March 2020.
6.	Figure displayed is as at Brian Hartzer’s retirement date of 2 December 2019.
7.	Figure displayed is as at Ewen Crouch’s retirement date of 12 December 2019. Ewen Crouch and his related bodies corporate also held relevant interests in 250 Westpac Capital Notes 2 as at 12 December 2019.
8.	Figure displayed is at Anita Fung’s retirement date of 31 March 2020.

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

84	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

b) Indemnities and insurance

Under the Westpac Constitution, unless it is forbidden or would be made void by statute, we indemnify any person who is or has been a Director or Company Secretary of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), any person who is or has been an employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and any person who is or has been acting as a responsible manager under the terms of an Australian Financial Services Licence of any of Westpac’s wholly-owned subsidiaries against every liability (other than a liability for legal costs) incurred by each such person in their capacity as director, company secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

Each of the Directors named in this Directors’ report and the Company Secretary of Westpac has the benefit of this indemnity.

Consistent with shareholder approval at the 2000 Annual General Meeting, Westpac has entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in the Westpac Constitution.

Westpac also executed a deed poll in September 2009 providing indemnification equivalent to that provided under the Westpac Constitution to individuals who are or have been acting as:

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

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ liability insurance to Directors of Westpac and Directors of Westpac’s wholly-owned subsidiaries (except wholly-owned subsidiaries listed on a recognised stock exchange).

For the year ended 30 September 2020, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Share rights outstanding

As at the date of this report there are 3,154,553 share rights outstanding in relation to Westpac ordinary shares. The latest dates for exercise of the share rights range between 1 October 2021 and 1 July 2035.

Holders of outstanding share rights in relation to Westpac ordinary shares do not have any rights under the share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

WESTPAC GROUP 2020 ANNUAL REPORT	85

Directors’ report

5. Environmental disclosure

As part of our 2020 Sustainability Strategy, we have set targets for our environmental performance to 2020.

The Westpac Group’s environmental framework is made up of:

•	our Westpac Group Environment Policy;
•	our Sustainability Risk Management Framework;
•	our Climate Change Position Statement and 2023 Action Plan;
•	our Responsible Sourcing Code of Conduct; and
•	public reporting of our environmental performance.

We also participate in a number of voluntary initiatives including the Dow Jones Sustainability Index, CDP (formerly known as the Climate Disclosure Project), the Equator Principles, the Principles for Responsible Banking, the Principles for Responsible Investment, the United Nations Global Compact, the RE100 and the Australian Government Climate Active Carbon Neutral Standard.

The National Greenhouse and Energy Reporting Act 2007 (NGER) came into effect in September 2007. TheGroup reports on greenhouse gas emissions, energy consumption and production under the NGER for the period 1 July through 30 June each year.

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

We are not aware of the Group incurring any material liability (including for rectification costs) under any environmental legislation.

Westpac has reported its performance against its 2020 Sustainability Strategy and provides an update in the section titled ‘climate change’ in Section 1 of this Annual Report. This section also includes disclosures aligned to the recommendations of the Task Force on climate-related Financial Disclosures (TCFD) (see pages 30 to 47).

6. Human rights supply chain disclosure

Westpac’s overall approach to human rights is set out in our Human Rights Position Statement. Our Responsible Sourcing Program, including the Responsible Sourcing Code of Conduct and risk assessment methodology is the primary framework for managing human rights in our supply chain.

The Group is subject to the United Kingdom’s Transparency in Supply Chains provisions under the Modern Slavery Act 2015, which came into effect in March 2015. Westpac publishes an annual statement for the year ended 30 September to disclose the steps taken during the year to help prevent modern slavery from occurring within the Group’s operations and supply chain.

The Group is subject to the Commonwealth of Australia’s Modern Slavery Act 2018 (Cth), with the first reporting year being 2020 and the first report being due six months from the end of 30 September 2020. Reporting under the Australia’s Modern Slavery Act 2018 (Cth) will satisfy our requirements to report under the UK’s Modern Slavery Act 2015.

7. Rounding of amounts

Westpac is an entity to which ASIC Corporations Instrument 2016/191 dated 24 March 2016, relating to the rounding of amounts in directors’ reports and financial reports, applies. Pursuant to this Instrument, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

8. Political engagement

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2020.

In Australia, political expenditure for the financial year ended 30 September 2020 was $141,495. This relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions, such as speeches and events with industry participants.

In New Zealand, political expenditure for the financial year ended 30 September 2020 was NZD$9,175.

86	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

9. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2020. This table shows membership of standing Committees of the Board that operated during the year ended 30 September 2020. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

	Notes	Board (Scheduled)		Board (Un- scheduled)[1]		Audit Committee		Risk Committee[2]		Legal, Regulatory & Compliance Committee[2]		Nominations & Governance Committee[3]		Remuneration Committee		Technology Committee		Financial Crime Committee[4]
Number of meetings held during the year Director		A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
John McFarlane	5	4	4	10	10	n/a	n/a	2	2	n/a	n/a	2	2	n/a	n/a	n/a	n/a	n/a	n/a
Peter King	6	6	6	12	12	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3	3	n/a	n/a
Nerida Caesar	7	7	7	20	19	n/a	n/a	4	4	3	3	n/a	n/a	n/a	n/a	4	4	8	8
Alison Deans	8	7	7	20	20	n/a	n/a	5	5	n/a	n/a	4	4	6	6	4	4	n/a	n/a
Craig Dunn	9	7	7	20	19	n/a	n/a	5	5	n/a	n/a	4	4	6	6	n/a	n/a	n/a	n/a
Steven Harker	10	7	7	20	20	5	5	4	4	3	3	n/a	n/a	n/a	n/a	n/a	n/a	8	8
Christopher Lynch	11	1	1	3	3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Peter Marriott	12	7	7	20	20	5	5	5	5	3	3	4	4	n/a	n/a	4	4	n/a	n/a
Peter Nash	13	7	7	20	20	5	5	5	5	3	3	3	3	n/a	n/a	n/a	n/a	8	8
Margaret Seale	14	7	7	20	20	n/a	n/a	4	4	3	3	n/a	n/a	6	6	n/a	n/a	8	8
Former Director		A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	15	4	4	11	11	2	2	3	3	n/a	n/a	2	2	n/a	n/a	n/a	n/a	n/a	n/a
Brian Hartzer	16	1	1	8	8	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1	1	n/a	n/a
Ewen Crouch	17	2	2	9	9	1	1	1	1	n/a	n/a	1	1	1	1	n/a	n/a	n/a	n/a
Anita Fung	18	4	3	11	10	n/a	n/a	3	2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

A – Meetings eligible to attend as a member	B – Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2019.

1	Out of cycle Board meetings typically called for a special purpose that do not form part of the Board’s forward agenda.
2	Prior to 1 June 2020, the Board Risk Committee was known as the Board Risk & Compliance Committee. On 1 June 2020, the roles and responsibilities of the Board Risk & Compliance Committee were revised, and the committee was renamed the Board Risk Committee. At the same time, the Board established the Board Legal, Regulatory and Compliance Committee, which is a sub-committee of the Board Risk Committee.
3	On 1 July 2020, the roles and responsibilities of the Board Nominations Committee were revised, and the committee was renamed the Board Nominations & Governance Committee.
4	The Board Financial Crime Committee was established on 27 November 2019 and was dissolved on 1 June 2020 with its responsibilities assumed by the Board Legal, Regulatory & Compliance Committee.
5	John McFarlane was appointed as a Director and member of the Board Risk Committee on 17 February 2020. He was appointed as Board Chairman and Chairman of the Board Nominations & Governance Committee on 1 April 2020. He ceased as a member of the Board Risk Committee on 1 June 2020.
6	Peter King was appointed as a Director and a member of the Board Technology Committee on 2 December 2019.
7	Nerida Caesar was appointed a member of the Board Financial Crime Committee on 27 November 2019. Nerida was also appointed a member of the Board Legal, Regulatory & Compliance Committee on 1 June 2020 and ceased as a member of both the Board Risk Committee and Board Financial Crime Committee on 1 June 2020. Member of the Board Technology Committee.
8	Chairman of the Board Technology Committee. Member of the Board Nominations & Governance Committee, Board Remuneration Committee and the Board Risk Committee.
9	Chairman of the Board Remuneration Committee. Member of the Board Risk Committee and the Board Nominations & Governance Committee.
10	Steven Harker was appointed a member of the Board Financial Crime Committee on 27 November 2019. He was also appointed a member of the Board Legal, Regulatory & Compliance Committee and ceased as a member of both the Board Risk Committee and Board Financial Crime Committee on 1 June 2020. Member of the Board Audit Committee.
11	Christopher Lynch was appointed as a Director and member of the Board Risk Committee and Board Audit Committee on 1 September 2020.
12	Peter Marriott ceased as Chairman of the Board Audit Committee on 12 December 2019. He was appointed as Chairman of the Board Risk Committee on 12 December 2019. He was also appointed a member of the Board Legal, Regulatory & Compliance Committee on 1 June 2020. Member of Board Technology Committee and Board Nominations & Governance Committee.
13	Peter Nash was appointed as Chairman of the Board Financial Crime Committee on 27 November 2019. Peter Nash was appointed as Chairman of the Board Audit Committee and a member of the Board Nominations & Governance Committee on 12 December 2019. He was also appointed as Chairman of the Board Legal, Regulatory & Compliance Committee and ceased as Chairman of the Board Financial Crime Committee on 1 June 2020 when that Committee was dissolved.
14	Margaret Seale was appointed a member of the Board Financial Crime Committee on 27 November 2019. She was also appointed a member of the Board Legal, Regulatory & Compliance Committee and ceased as a member of both the Board Risk Committee and Board Financial Crime Committee on 1 June 2020. Member of the Remuneration Committee.
15	Lindsay Maxsted retired from the Board and its Committees on 31 March 2020.
16	Brian Hartzer retired from the Board and its Committees on 2 December 2019.
17	Ewen Crouch retired from the Board and its Committees on 12 December 2019 at the completion of the 2019 Annual General Meeting.
18	Anita Fung retired from the Board and its Committees on 31 March 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	87

Directors’ report

This page has been intentionally left blank.

88	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

10.       Remuneration Report

Letter from the Chairman of the Board Remuneration Committee

Dear shareholders,

On behalf of the Board, I am pleased to present Westpac’s 2020 Remuneration Report.

Group performance and strategic priorities

2020 was a challenging year for Westpac, our shareholders, employees, customers and the communities in which we operate.

In particular, the sharp contraction in economic activity, low interest rates and higher impairment charges resulting from COVID-19 have impacted earnings. In addition, the AUSTRAC matters and other remediation costs further impacted financial performance.

The Board acknowledges the impact on shareholders including the reduction in dividends. We recognise that you felt deeply let down by the AUSTRAC matters. We have taken action in response and we are committed to doing better.

While the impacts of COVID-19 continue, the measures we have put in place have allowed us to help our customers and to keep credit flowing. Despite the ongoing uncertainty, our balance sheet remains strong and we have maintained our capital position and liquidity ratios above regulatory requirements.

Importantly, the Group’s purpose and strategy have been reset and clear priorities have been established. Our transformation plans are underway with refreshed leadership, changes in strategy and a detailed program to address the Group’s shortcomings in risk management.

Remuneration decisions will continue to play a key role in supporting the changes underway.

Remuneration consequences for the AUSTRAC matters

In June 2020, Westpac released the results of its investigation into the Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) compliance issues that related to the AUSTRAC Statement of Claim in November 2019. The consequences for the issues included remuneration impacts and disciplinary actions.

While most remuneration consequences were applied after the review of management accountability, there were also remuneration adjustments applied in 2019 prior to the receipt of the AUSTRAC Statement of Claim based on the information known by the Board at the time.

As communicated to shareholders last year, we implemented enhanced remuneration adjustment guidelines as part of our response to the first strike. These guidelines were used to support the Board’s decision making during the year.

In summary, remuneration consequences were applied to 38 individuals reflecting the level of direct management responsibility or accountability and the level of culpability for the compliance failures.

In addition, as the issues took place over many years, a number of relevant individuals had since left Westpac’s employment. For most of these former employees, a remuneration adjustment was not possible as they did not have unvested deferred variable reward on foot.

In aggregate, the amount of remuneration consequences applied was $20.1 million1. This included cancelling 2020 short term variable reward (STVR) for the Group Executive team and, in some instances,adjusting prior year awards that had yet to vest. Further detail is set out in Section 3.1 of the Report.

1.	Includes the forfeiture of unvested STVR and LTVR for the former CEO as well as a range of downward remuneration adjustments, in part or in full, to current and former executives and employees. Equity-based awards were valued using the five day volume weighted average price (VWAP) of a Westpac share up to and including the date of receipt of the AUSTRAC Statement of Claim on 20 November 2019 ($26.20) and applying a 50% discount for LTVR subject to performance conditions. The cancellation of 2020 STVR for the CEO and Group Executives was valued at 50% of target opportunity as at 2 April 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	89

Directors’ report

2020 remuneration outcomes

This year’s remuneration decisions, and the discretion applied by the Board, reflect performance and risk outcomes along with the outcomes experienced by our stakeholders and feedback from the second strike against the 2019 Remuneration Report.

In summary, key remuneration outcomes for 2020 include:

•	Reductions in the value of 2020 Long Term Variable Reward (LTVR) opportunity for the CEO and Group Executives reflecting the change in allocation methodology from a fair value to a face value approach when determining the quantum of performance share rights;

•	The new CEO’s total target remuneration is 10.7% lower than that of his predecessor whose total target remuneration was reduced by 23% in October 2019;

•	The cancellation of 2020 STVR for the CEO and Group Executives to demonstrate collective accountability for the financial crime outcomes in Westpac’s businesses that led to the AUSTRAC proceedings;

•	Additional remuneration consequences were applied to four Group Executives, including current and former executives, for the AUSTRAC matters, in addition to a range of other remuneration consequences for other current and former employees;

•	The 2020 variable reward pool for the Group was reduced by $139 million year on year, noting the 2019 pool was also significantly reduced;

•	2020 STVR for General Managers was cancelled in light of performance and a challenging environment created by COVID-19; and

•	The 2017 LTVR lapsed in full for the fifth consecutive year.

Second strike

At the 2019 Annual General Meeting, 35.9% of shareholder votes were cast against the 2019 Remuneration Report resulting in a strike for a second year in a row.

The second strike was a disappointing outcome for the Board, particularly in light of the changes made in response to the first strike against the 2018 Remuneration Report.

These included reducing total target remuneration by 23% for the former CEO and 12.5% for Group Executives for 2020 to reflect changes in the LTVR allocation methodology, as well as applying downward remuneration adjustments in light of material risk and compliance matters.

In addition, the CEO’s 2019 STVR outcome was zero as was the case for the former Chief Executive, BT Financial Group and the former Chief Executive, Consumer. Non-executive Director base fees for 2019 were also reduced by 20% as a one-off measure.

While most shareholders voted in favour of the report, feedback we received from shareholders in relation to the 2019 Remuneration Report included:

•	discontent with the AUSTRAC Statement of Claim;

•	negative sentiment following the reduction in dividends in 2019 and overall poor Group performance, including significant remediation provisions for 2019; and

•	a lack of support for 2019 STVR outcomes.

In 2020, the Chairman and I continued our consultation with shareholders and shareholder advisory groups to better understand shareholder views and to act on their feedback.

This feedback has informed the decisions we have made on remuneration outcomes throughout the year.

Leadership renewal

The leadership of the Group has changed significantly since 2019.

Board changes

Lindsay Maxsted, Ewen Crouch, and Anita Fung retired as Directors during the year and Alison Deans will retire following the 2020 Annual General Meeting.

Chris Lynch and Michael Hawker were appointed to the Board, in September and November 2020 respectively, and we expect to appoint two more Board Directors in the new year. All four appointments will diversify and add to the Board’s skills.

The Board made changes to the structure of its Committees. This included establishing a Board Financial Crime Committee to oversee the implementation of Westpac’s enhanced financial crime program. The Board Legal, Regulatory & Compliance Committee then replaced the Board Financial Crime Committee.

Executive changes

Following Brian Hartzer stepping down from the role of CEO, Peter King was appointed as Acting CEO effective 2 December 2019. Peter King was later appointed as Managing Director & CEO on a permanent basis on 2 April 2020.

There have also been changes to executive Key Management Personnel (KMP) including:

•	Permanent appointments: Guil Lima (Chief Executive, Business), Michael Rowland (Chief Financial Officer), Les Vance (Group Executive, Financial Crime, Compliance & Conduct) and Jason Yetton (Chief Executive, Specialist Businesses, Strategy & Transformation);

•	Acting appointments and other changes: Richard Burton (Acting Chief Executive, Consumer); Gary Thursby (Acting Chief Financial Officer and later the Acting Chief Information Officer); Alastair Welsh (Acting Group Executive, Enterprise Services); Curt Zuber (Acting Chief Executive, Westpac Institutional Bank) and Rebecca Lim (Group General Counsel & Enterprise Executive);

•	Resignations: Craig Bright (Chief Information Officer) and David Lindberg (Chief Executive, Consumer); and

•	Retirement: Lyn Cobley (Chief Executive, Westpac Institutional Bank).

90	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

A summary of remuneration decisions and outcomes for 2020 is set out following this letter, along with a summary of executive appointment and exit arrangements.

In addition, we announced executive changes for 2021 including:

•	Anthony Miller was appointed as Chief Executive, Westpac Institutional Bank and Curt Zuber will retire;

•	Chris de Bruin was appointed as Chief Executive, Consumer;

•	Scott Collary was appointed as Chief Operating Officer and will bring together the Group Operations and Group Technology divisions; and

•	Gary Thursby will act as Chief Information Officer until Scott Collary commences.

Other changes for 2021

The Board reviewed the LTVR performance hurdle for 2021 and determined to reduce the number of companies in the comparator group from 10 to 8 companies to provide a more focused and equally weighted peer group.

In line with market practice, a percentile ranking vesting schedule will also replace the composite index. Further detail is set out in Section 4.2 of the Report.

Review of the executive remuneration structure

The Group commenced a review of the executive remuneration structure and intends to implement changes in 2022.

In addition to complying with APRA’s proposed Prudential Standard CPS 511 (Remuneration), the key objective supporting the review is to place greater emphasis on rewarding long term, rather than  short term, achievement. The need to focus on the longer term outcomes was highlighted during the Royal Commission and aligns with feedback from shareholders and regulators.

It is also important that the new structure assists in attracting and retaining executive talent to deliver on Westpac’s strategy in an intensely competitive  international market. We look forward to engaging with shareholders in 2021 on the review.

On behalf of the Board, I invite you to read our Remuneration Report and welcome your feedback. I hope you find the summaries on the following pages to be a useful reference when reading the broader Report.

In this Report

1. Key Management Personnel	93
2. Summary of the 2020 executive remuneration framework	94
3. 2020 remuneration outcomes and alignment to performance	96
4. Further detail on the executive variable reward structure	103
5. Remuneration governance	106
6. Non-executive Director remuneration	108
7. Statutory remuneration details	110

WESTPAC GROUP 2020 ANNUAL REPORT	91

Directors’ report

Summary of remuneration decisions and actions

	•	As part of his permanent appointment, the CEO’s target remuneration package for 2020 included fixed remuneration of $2,400,000, target STVR of $2,400,000 (which may be awarded at between 0% and 150% of target depending on performance) and LTVR of $3,200,000. This represents a 10.7% reduction relative to the former CEO, whose total target remuneration was reduced by 23% in October 2019.
Chief	•	The CEO’s 2020 STVR outcome is zero.
Executive	•	The 2017 LTVR outcome is zero. The LTVR lapsed in full because the relative TSR and cash ROE performance hurdles were not achieved.
Officer	•	In 2020, the CEO received $2.12 million in fixed remuneration and $0.29 million in deferred STVR awarded in prior years that vested during the year, equalling $2.41 million in total realised remuneration (i.e. take home pay). This outcome is 44% of the maximum remuneration he could have received for the year.

	•	No Group Executive will receive a STVR award for 2020, reflecting collective accountability for the financial crime outcomes in Westpac’s businesses that led to the AUSTRAC proceedings. This applies to Group Executives who joined the Group during the year and Acting Group Executives.
	•	The Board’s assessment of accountability and responsibility for the allegations in the AUSTRAC Statement of Claim also resulted in two current Group Executives having their 2019 STVR outcome reduced. One former Group Executive had all of their STVR from 2019 and prior years reduced to zero, while another former Group Executive had all of their unvested STVR and LTVR reduced to zero.
Group Executives	•	In addition, adjustments were made to a former Group Executive for other material risk and compliance matters via reductions to unvested LTVR from prior years.
	•	A total target remuneration increase of 19% was approved for Carolyn McCann in line with the increased scope and accountability associated with her expanded role, including the Customer Outcomes and Risk Excellence program and remediation. Christine Parker’s pay mix was also changed to align to a control function pay mix.
	•	Temporary increases in total target remuneration were also approved for individuals in Acting Group Executive roles.
	•	2021 LTVR awards for the CEO and Group Executives will be granted at target levels in line with the relevant target remuneration mix.

Non-executive	•	John McFarlane commenced as Chairman during the year and receives an annual fee of $890,000.
Directors	•	The Board approved the fee structure for the Board Financial Crime Committee which was later replaced by the Board Legal, Regulatory & Compliance Committee. All other Board fees remain unchanged.

	•	The 2020 variable reward pool was reduced by $139 million from 2019 to align with performance and having regard to the challenging economic environment created by COVID-19. The 2019 pool was also significantly reduced.
	•	The Board considered cancelling the variable reward pool altogether, however believed it was important to respond to key retention concerns and reward the outstanding contribution of our most critical employees to support the delivery of our strategy.
All employees	•	2020 STVR for General Managers was cancelled in light of performance and the challenging environment created by COVID-19.
	•	In addition to the remuneration adjustments for Group Executives, downward remuneration adjustments were approved for a range of current and former employees in response to the AUSTRAC matters, as well as other material risk and compliance matters impacting the Group, ranging from 10% to 100% of STVR.
	•	The Group managed 1,070 employee conduct matters in Australia in 2020, of which 108 employees exited the business and 427 employees were subject to formal disciplinary outcomes.

92	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

Summary of appointment and exit arrangements

The tables below summarise the appointment and exit arrangements for executives as approved by the Board during the year. Further details are provided in the Report.

New Executive	Appointment arrangements

Guil Lima	•	Total target remuneration of $4,392,500 comprised of 26.5% fixed remuneration, 26.5% STVR and 47% LTVR.
Chief Executive, Business	•	Pro rata 2020 LTVR grant.
	•	Buy out award[1] comprising cash and equity components totalling $1,693,151.
	•	Relocation benefits.

Michael Rowland	•	Total target remuneration of $3,800,000 comprised of 32% fixed remuneration, 24% STVR and 44% LTVR.
Chief Financial Officer	•	Not eligible for 2020 STVR or 2020 LTVR.
	•	Relocation benefits.

Les Vance	•	Total target remuneration of $2,800,000 comprised of 32% fixed remuneration, 24% STVR and 44% LTVR.
Group Executive, Financial Crime, Compliance & Conduct	•	Pro rata 2020 LTVR grant.

Jason Yetton Chief Executive, Specialist	•	Total target remuneration of $4,375,000 comprised of 26% fixed remuneration, 26% STVR and 48% LTVR.
Businesses, Strategy & Transformation	•	Pro rata 2020 LTVR grant.

Former Executive	Exit arrangements[2]

Brian Hartzer Former Managing	•	Received contractual requirements after stepping down from the role of Managing Director & Chief Executive Officer.
Director & Chief	•	Unvested equity lapsed.
Executive Officer	•	Not eligible for 2020 STVR.

Craig Bright	•	Served a mutually agreed reduced notice period.
Former Chief Information	•	Unvested equity lapsed.
Officer	•	Not eligible for 2020 STVR.

Lyn Cobley	•	Received contractual requirements in line with retirement.
Former Chief Executive,	•	Unvested equity remains on foot.
Westpac Institutional Bank	•	2020 STVR cancelled.

David Lindberg	•	Served a mutually agreed reduced notice period.
Former Chief Executive,	•	Unvested equity lapsed.
Consumer	•	2020 STVR cancelled.

1.	Provided in exceptional circumstances to compensate external hires for remuneration foregone from their previous employer on resignation to join Westpac. Awards reflect the vesting profile at the previous employer and are subject to continued service and adjustment.
2.	Refer to Section 5.4 for an overview of employment agreements including termination provisions.

WESTPAC GROUP 2020 ANNUAL REPORT	93

Directors’ report

1.       Key Management Personnel

The remuneration of KMP is disclosed in the Report. In 2020, KMP comprised the CEO, Group Executives and Non-executive Directors as set out in the table below. Disclosures related to former KMP that ceased in 2019 are included in the 2019 Annual Report.

KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

Name	Position	Term as KMP
Managing Director & Chief Executive Officer
Peter King[1]	Managing Director & Chief Executive Officer	Full Year
Group Executives
Rebecca Lim[2]	Group General Counsel & Enterprise Executive	Ceased in KMP role on 18 May 2020
Guil Lima	Chief Executive, Business	Commenced in KMP role on 2 December 2019
Carolyn McCann[3]	Group Executive, Customer & Corporate Relations	Full Year
David McLean	Chief Executive Officer, Westpac New Zealand	Full Year
Christine Parker	Group Executive, Human Resources	Full Year
Michael Rowland	Chief Financial Officer	Commenced in KMP role on 1 September 2020
David Stephen	Chief Risk Officer	Full Year
Gary Thursby[4]	Acting Chief Information Officer	Full Year
Les Vance	Group Executive, Financial Crime, Compliance & Conduct	Commenced in KMP role on 15 June 2020
Jason Yetton[5]	Chief Executive, Specialist Businesses, Strategy & Transformation	Commenced in KMP role on 4 May 2020
Acting Group Executives
Richard Burton	Acting Chief Executive, Consumer	Commenced in KMP role on 15 June 2020
Alastair Welsh[6]	Acting Group Executive, Enterprise Services	Full Year
Curt Zuber[7]	Acting Chief Executive, Westpac Institutional Bank	Commenced in KMP role on 1 July 2020
Former CEO and Group Executives
Brian Hartzer	Managing Director & Chief Executive Officer	Ceased in KMP role on 2 December 2019
Craig Bright	Chief Information Officer	Ceased in KMP role on 25 September 2020
Lyn Cobley	Chief Executive, Westpac Institutional Bank	Ceased in KMP role on 1 July 2020
David Lindberg	Chief Executive, Consumer	Ceased in KMP role on 15 June 2020
Current Non-executive Directors
John McFarlane[8]	Chairman	Commenced in KMP role on 17 February 2020
Nerida Caesar	Director	Full Year
Alison Deans[9]	Director	Full Year
Craig Dunn	Director	Full Year
Steven Harker	Director	Full Year
Chris Lynch[10]	Director	Commenced in KMP role on 1 September 2020
Peter Marriott	Director	Full Year
Peter Nash	Director	Full Year
Margaret Seale	Director	Full Year
Former Non-executive Directors
Lindsay Maxsted	Chairman	Retired on 31 March 2020
Ewen Crouch	Director	Retired on 12 December 2019 following the 2019 Annual General Meeting
Anita Fung	Director	Retired on 31 March 2020

1.	Peter King was the Chief Financial Officer until 2 December 2019 when he was appointed as the Managing Director & Acting Chief Executive Officer. Peter King was appointed as the Managing Director & Chief Executive Officer on 2 April 2020.

2.	Rebecca Lim was the Group Executive, Legal & Secretariat until 16 December 2019 when she was appointed Enterprise Legal Counsel focusing on AUSTRAC matters. Rebecca Lim resumed her Group General Counsel role when she was appointed the Group General Counsel & Enterprise Executive on 18 May 2020.

3.	Carolyn McCann’s role and accountability was expanded during the year. This included accountability for the Customer Outcomes and Risk Excellence program and remediation.

4.	Gary Thursby was the Chief Operating Officer until 2 December 2019 when he was appointed as the Acting Chief Financial Officer. Gary Thursby was appointed as the Acting Chief Information Officer on 25 September 2020.

5.	Jason Yetton commenced as a Group Executive on 4 May and was appointed the Chief Executive, Specialist Businesses on 18 May. Jason Yetton assumed additional responsibility from 1 September 2020 for strategy and transformation across the Group.

6.	Alastair Welsh was the Acting Chief Executive, Business until 2 December 2019 when he was appointed as the Acting Group Executive, Enterprise Services.

7.	Curt Zuber will retire in 2021.

8.	John McFarlane was appointed as a Non-executive Director on 17 February 2020 and was appointed as Chairman on 1 April 2020.

9.	Alison Deans will retire from the Board following the 2020 Annual General Meeting.

10.	Chris Lynch was appointed as a Non-executive Director on 1 September 2020.

94	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

2.       Summary of the 2020 executive remuneration framework

Our purpose and strategy are supported by our remuneration strategy, principles and frameworks.

Westpac’s purpose and strategy
Westpac’s purpose is to help Australians and New Zealanders succeed. Our strategy seeks to deliver on our purpose by building deep and enduring customer relationships, being a leader in the community, being a place where the best people want to work and, in so doing, delivering sustainable returns for shareholders.

Remuneration strategy
Westpac’s remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long-term results for our customers and shareholders, while adhering to sound risk management and governance principles.

Remuneration principles
The remuneration strategy is underpinned by the following principles:
•	align remuneration with customer and shareholder interests;
•	support an appropriate risk culture and employee conduct;
•	differentiate pay for behaviour and performance in line with our vision and strategy;
•	provide market competitive and fair remuneration;
•	enable recruitment and retention of talented employees;
•	provide the ability to risk-adjust remuneration; and
•	be simple, flexible and transparent.

Executive remuneration framework

Fixed remuneration	STVR	LTVR
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
Delivery
Comprises cash salary, salary sacrificed items and superannuation contributions.	Awarded in cash (50%) and restricted shares[1] (50%) based on an assessment of performance over the preceding year. Restricted shares vest in equal portions after one and two years following grant subject to continued service and adjustment.	Awarded in performance share rights which vest after four years subject to the achievement of a relative Total Shareholder Return (TSR) performance hurdle, continued service and adjustment.
Alignment to performance

Set with reference to market benchmarks in the financial services industry in Australia and globally as well as the size, responsibilities and complexity of the role, and the skills and experience of the executive.

Individual performance impacts fixed remuneration adjustments.

Performance is assessed using a scorecard comprising:

•        financial and non-financial measures linked to Westpac’s key strategic priorities; and

•        a modifier to support the adjustment of the outcome, upwards or downwards (including to zero), for behaviour, risk and reputation matters, people management matters, and any other matters as determined by the Board.

Performance is assessed against relative TSR which is a comparative measure of Westpac’s performance relative to that of peers (measured over four years).
Alignment to shareholders

Minimum shareholding requirements equivalent to five times annual fixed remuneration excluding superannuation for the CEO and $1.2 million for Group Executives. These requirements must be satisfied within five years of appointment as the CEO or as a Group Executive.

	Half of the STVR award is deferred into equity for a period of up to two years to support alignment with shareholders over the medium term.	The LTVR is delivered in equity and the relative TSR performance hurdle is aligned to long-term shareholder returns and value creation.

1.	The Group Executive outside of Australia receives deferred STVR as unhurdled share rights.

WESTPAC GROUP 2020 ANNUAL REPORT	95

Directors’ report

2.1.	Risk

Westpac’s remuneration arrangements are designed and managed to support effective risk management, the generation of appropriate risk-based returns and the risk profile associated with our businesses which incorporate products with varying complexity and maturity profiles.

•	Remuneration outcomes: The performance of the Group and each division is reviewed and measured with reference to how risk is managed in line with Westpac’s Risk Appetite Statement and the results influence remuneration outcomes. The key risks that are considered include capital, credit, market, equity, liquidity, insurance, risk culture, financial crime, reputation and sustainability, conduct, operational and compliance risk. In addition, STVR outcomes are influenced by relevant risk-related matters through the Board’s application of the scorecard modifier, which is informed by risk and compliance input independent of the business or functional area.
•	Variable reward pool: The Board determines the size of the variable reward pool each year. This is based on the Group’s performance for the year and an assessment of how profit should be shared between shareholders and employees while retaining sufficient capital for growth. The pool reflects financial performance. A broad range of financial and non-financial risk measures and customer outcomes may also be taken into account when allocating the pool.
•	Mandatory risk and compliance requirements: Individuals are only eligible to receive a fixed remuneration adjustment, STVR and LTVR where an individual has satisfied minimum requirement gates which require that behaviours are in line with Westpac’s Values and Code of Conduct and that the individual has met the risk and compliance requirements for their role and business.
•	Remuneration adjustments for prior period matters: The Board may adjust all forms of unvested deferred variable reward downward, including to zero, for matters arising from a prior period if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate. Having decided that a downward adjustment is appropriate and determined the amount of any adjustment, typically the Board will first apply that adjustment against the STVR for the current performance period. In instances where an adjustment to current year STVR is insufficient or unavailable, the Board may apply the adjustment to unvested deferred variable reward. Clawback provides an additional mechanism to recover vested deferred variable reward in certain limited circumstances for awards made in respect of performance periods commencing on or after 1 October 2019. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.

2.2.	2020 target remuneration mix[1]

1.	Based on target STVR and LTVR (face value). Variation in the target remuneration mix by individual may apply.
2.	Excludes Control Function Group Executives with a target remuneration mix comprised of 32% fixed remuneration, 24% STVR and 44% LTVR. This applies to the Group Executive, Customer & Corporate Relations, the Group Executive, Financial Crime, Compliance & Conduct, the Chief Financial Officer, the Group Executive, Human Resources and the Chief Risk Officer.

2.3.	Timeline of potential remuneration

96	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

3.	2020 remuneration outcomes and alignment to performance

3.1.	Snapshot of 2020 remuneration outcomes

Remuneration consequences in response to information known by the Board, in relation to the AUSTRAC matters at the time, were disclosed in the 2019 Remuneration Report. This included consequences for the self-reported breaches to AUSTRAC which contributed to the zero 2019 STVR outcome for the former CEO, the zero score for non-financial risk in 2019 STVR scorecards for Group Executives, the downward adjustment to a portion of deferred STVR awarded in a prior year for a former Group Executive and the 20% one off fee cut for Non-executive Directors in 2019.
Following the receipt of further information contained in the AUSTRAC Statement of Claim in November 2019 (and release of the 2019 Remuneration Report), the Board determined to withhold 2019 STVR for Group Executives (and relevant General Managers and other employees), in part or in full, while a review of management accountability associated with the allegations was completed.
Remuneration	While the AUSTRAC matters did not arise from any intentional wrong-doing or misconduct, compliance failures did occur and it was appropriate that consequences be applied under the Westpac Consequence Management Framework. This included further remuneration impacts and disciplinary actions.
consequences for the AUSTRAC matters	Remuneration consequences were applied in line with Westpac’s Remuneration Adjustment Guidelines. The guidelines are designed to support consistency and fairness in determining remuneration adjustments based on an assessment of the severity of the matter(s) as well as the level of individual accountability or responsibility. Adjustments are then applied to individual’s at-risk remuneration based on a pre-determined order of awards to ensure consistency and the ability to make further adjustments in the future where required.
In summary, remuneration consequences were applied to 38 current and former employees via reductions, either in part or in full, to:
•	2019 STVR;
•	unvested equity awards granted in prior years; and
•	if neither of the above were available for adjustment then adjustments were made to 2020 STVR.
In total, remuneration consequences amounted to $20.1 million¹. This included consequences applied to prior year awards, including withheld 2019 STVR, of approximately $13.2 million and consequences applied to 2020 STVR awards of approximately $6.9 million. Remuneration consequences for some former employees were not possible given there was no deferred variable remuneration available to adjust.

2020	The CEO recommended to the Board that he and the Group Executives receive no STVR for 2020 as a consequence for the AUSTRAC matters as outlined above. The CEO and Board felt it was fundamental that collective accountability for the financial crime outcomes in Westpac’s businesses which had led to the action being taken by AUSTRAC be recognised.
STVR	The Board fully supported the CEO’s recommendation and determined that 2020 STVR be cancelled for the CEO and Group Executives. In addition, 2020 STVR for General Managers was cancelled in light of performance and the challenging environment created by COVID-19.

There is a zero vesting outcome under Westpac’s LTVR plan for the CEO and Group Executives in 2020. The performance hurdles, comprising relative TSR and cash ROE[2], were not achieved and the 2017 LTVR award lapsed in full.

The table below shows the vesting outcome for the 2017 LTVR award to the CEO and Group Executives that reached the end of its performance period in 2020.
2017				Performance range
LTVR	Performance hurdle	Performance start date	Test date	Threshold	Maximum	Outcome	% Vested	% Lapsed
	TSR (50% of award)	1 October 2016	1 October 2020	Equal to composite TSR index	Exceeds composite TSR index by 21.55 (i.e. 5% CAGR3)	Westpac: (27.35%) Index: (9.04%)	0%	100%
	ROE (50% of award)	1 October 2016	1 October 2020[4]	13.50%	14.50%	12.47%	0%	100%

1.	Includes the forfeiture of unvested STVR and LTVR for the former CEO as well as a range of downward remuneration adjustments, in part or in full, to current and former executives and employees. Equity-based awards were valued using the five day VWAP of a Westpac share up to and including the date of receipt of the AUSTRAC Statement of Claim on 20 November 2019 ($26.20) and applying a 50% discount for LTVR subject to performance conditions. The cancellation of 2020 STVR for the CEO and Group Executives was valued at 50% of target opportunity as at 2 April 2020.
2.	Cash ROE is return on equity on a cash earnings basis. Cash earnings is not prepared in accordance with accounting standards and has not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings.
3.	Compound annual growth rate.
4.	The cash ROE hurdled performance share rights reached the end of their performance period on 30 September 2019 and were subject to an additional one year holding lock through to 30 September 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	97

Directors’ report

3.2.       Group performance

The table below summarises the key performance indicators for the Group and variable reward outcomes over the last five years.

		Years ended 30 September
	2020	2019	2018	2017	2016
CEO STVR award (% of maximum)	0%	0%	52%	74%	65%
Average Group Executive STVR (% of maximum)	0%	37%	58%	73%	63%
LTVR award (% vested)	0%	0%	0%	0%	0%
Cash earnings[1] ($m)	2,608	6,849	8,065	8,062	7,822
Statutory earnings ($m)	2,290	6,784	8,095	7,990	7,445
Economic profit/(loss)[2] ($m)	(3,579)	1,619	3,444	3,774	3,774
Cash ROE[2]	3.83%	10.75%	13.00%	13.77%	13.99%
TSR - three years	(35.43%)	15.33%	8.27%	11.79%	15.24%
TSR - five years	(27.87%)	14.58%	25.67%	81.32%	100.72%
Dividends per Westpac share (cents)	31	174	188	188	188
Cash earnings per Westpac share[1]	$0.73	$1.98	$2.36	$2.40	$2.35
Share price - high	$29.81	$30.05	$33.68	$35.39	$33.74
Share price - low	$13.47	$23.30	$27.24	$28.92	$27.57
Share price - close	$16.84	$29.64	$27.93	$31.92	$29.51

Cash earnings and CEO STVR award (2016 to 2020)

Return on equity and LTVR vesting (2016 to 2020)

Total shareholder return (from 1 October 2015 to 30 September 2020)

1.	Cash earnings is not prepared in accordance with AAS and has not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings.
2.	Economic profit and cash ROE is derived from cash earnings.

98	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

3.3.       Total realised remuneration – Chief Executive Officer and Group Executives (unaudited)

The charts below summarise the actual remuneration paid and the equity vested1 to the CEO and Group Executives relative to the maximum remuneration that could have been received in 2020. This includes:

•	fixed remuneration, including cash salary and superannuation contributions and excluding contractual provisions on termination, paid during the year;
•	cash STVR awarded in respect of the year;
•	other cash payments made during the year;
•	deferred STVR awarded in prior years that vested during the year; and
•	LTVR awarded in prior years that vested during the year.

The charts also reference the maximum value of total remuneration foregone in 2020, including cash STVR not awarded in respect of the year (based on the maximum STVR opportunity being 150% of target) and deferred STVR and LTVR awarded in prior years that was forfeited, adjusted or lapsed during the year. For former executives, this also includes unvested equity on foot that was forfeited or lapsed on termination that was subject to vesting in future years.

The value of deferred STVR and LTVR is based on the number of restricted shares or share rights multiplied by the five day VWAP up to and including the date of vesting, forfeiture or lapse (as relevant). The value of equity differs from the disclosure in Section 7. Buy out awards paid or vested during 2020 are set out in Section 3.4.

Total realised remuneration ($000)

Fixed remuneration	Cash STVR	Other cash payments
Vesting of prior year deferred STVR awards	Vesting of prior year LTVR awards	2020 maximum realisable remuneration

1.	Equity that vested on 1 October 2020 is included in the 2020 figures. Equity that vested on 1 October 2019 is included in the 2019 figures.
2.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
3.	2019 cash STVR values have been adjusted to reflect consequences for the AUSTRAC matters. The values differ from Section 7 which are disclosed in line with accounting standards.

WESTPAC GROUP 2020 ANNUAL REPORT	99

Directors’ report

2020 total remuneration
David Stephen[3]
Chief Risk Officer
2020: 1,807; 164
2019: 1,800; 331
Realised: 1,971
Foregone (max): 1,012
Gary Thursby[4]
Acting Chief Information Officer
2020: 1,179; 120; 248
2019: 900; 315; 467
Realised: 1,547
Foregone (max): 1,763
Les Vance[2]
Group Executive, Financial Crime, Compliance & Conduct
2020: 263
Realised: 263
Foregone (max): 147
Jason Yetton[2]
Chief Executive, Specialist Businesses, Strategy & Transformation
2020: 463
Realised: 463
Foregone (max): 358
Acting Group Executives
Richard Burton[2]
Acting Chief Executive, Consumer
2020: 250
Realised: 250
Foregone (max): 184
Alastair Welsh
Acting Group Executive, Enterprise Services
2020: 834; 76
2019: 402; 135
Realised: 910
Foregone (max): 625
Curt Zuber[2]
Acting Chief Executive, Westpac Institutional Bank
2020: 296
Realised: 296
Foregone (max): 282
Former Chief Executive Officer and Group Executives
Brian Hartzer[2,5,6]
Managing Director & Chief Executive Officer
2020: 463
2019: 2,686; 1,329
Realised: 463
Foregone (max): 16,063
Craig Bright[2,6]
Chief Information Officer
2020: 1,210
2019: 1,008; 381
Realised: 1,210
Foregone (max): 2,952
Lyn Cobley[2,3,5,7]
Chief Executive, Westpac Institutional Bank
2020: 847
2019: 1,122; 582
Realised: 847
Foregone (max): 2,436
David Lindberg[2,5,6]
Chief Executive, Consumer
2020: 822
2019: 1,124; 125; 516
Realised: 822
Foregone (max): 6,040

4.	2020 other cash payments include the cash portion of a project bonus approved by the Board on 5 March 2020 and paid to Gary Thursby following the successful divestment of part of the BT Financial Group and the Wealth Reset. This relates to work mostly completed in 2019 in Gary Thursby’s previous role as Chief Operating Officer.
5.	2020 fixed remuneration excludes contractual provisions on termination to 30 September 2020 paid after the executive ceased to be a KMP. This includes $2.223 million for Brian Hartzer, $280,500 for Lyn Cobley and $290,000 for David Lindberg.
6.	2020 maximum remuneration foregone includes unvested equity forfeited or lapsed on termination that was subject to vesting in future years.
7.	2020 maximum remuneration foregone excludes adjustments to 2019 deferred STVR before it was granted as a result of the AUSTRAC matters. 2020 maximum remuneration foregone includes adjustments to unvested STVR from prior years as a result of the AUSTRAC matters and unvested LTVR adjusted as a result of other material risk and compliance matters. The values differ from Section 7 which are disclosed in line with accounting standards.

100       WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

3.4.       Buy out awards paid or vested during 2020

Buy out awards are provided in exceptional circumstances to compensate external hires for remuneration foregone from their previous employer on resignation to join Westpac. These awards reflect the vesting profile at the previous employer and are subject to continued service and adjustment.

In addition to the total remuneration realised in Section 3.3, the following buy out awards were paid or vested during the year:

•	Craig Bright had 9,152, 13,090, 8,538 and 9,748 restricted shares granted under the Restricted Share Plan which vested in December 2019, February 2020, June 2020 and August 2020 respectively;
•	David Stephen had 67,965 restricted shares granted under the Restricted Share Plan which vested in March 2020; and
•	Guil Lima received a cash buy out award of $533,180.

3.5.       2020 short term variable reward and Group scorecard

The Group’s priorities are set out in the Group scorecard, which forms part of the CEO’s scorecard and is cascaded to Group Executive scorecards in combination with other divisional or functional measures.

In April 2020, the CEO recommended to the Board that he and the Group Executives receive no STVR for 2020 to demonstrate collective accountability for the financial crime outcomes in Westpac’s businesses that led to the AUSTRAC proceedings. The Board supported the CEO’s recommendation and determined that 2020 STVR be cancelled for the CEO and Group Executives. Subsequently, 2020 STVR was also cancelled for General Managers in light of performance and the challenging environment created by COVID-19.

Notwithstanding the zero outcomes for 2020 STVR, the Board completed an assessment of performance against the 2020 Group scorecard. The overall outcome was 35% of target.

Performance measures and targets in the Group scorecard were not adjusted to reflect the impacts of COVID-19. The Board’s preference is to make discretionary adjustments within each focus area of the scorecard where the initial score is not considered to appropriately reflect performance. The discretion applied by the Board in determining these adjustments reflect performance and risk outcomes for the year along with the outcomes experienced by our stakeholders. A summary of the Group scorecard performance assessment is provided below.

Since the appointment of the new CEO, the Group’s purpose has been reset and clear priorities have been established. Good progress has been made in relation to transformation plans with refreshed leadership, changes in strategy and a detailed program to address the Group’s shortcomings in risk management.

Group scorecard - short term variable reward		■Target ■Maximum ▲Outcome

Group financial performance (40%)
Performance measurement is based on cash earnings growth, core earnings growth and cash ROE against plan.
•	Cash ROE was 3.83%, down from 10.75% in 2019 and lower than the 11.11% target.
•	Group Core Earnings growth was down 25% year on year and below the target of 12.6%. Group Cash Earnings growth was down 62% year on year and below the target of 10.4%.	0% of target
•	Financial performance was impacted by significant increases in impairment charges, costs associated with the AUSTRAC matters, intangible write-downs, lower economic activity and low interest rates.

Balance sheet risk management (10%)
Performance measurement is based on operating performance relative to the Risk Appetite Statement as measured by capital, funding and liquidity management.

•	Our Common Equity Tier 1 (CET1) ratio was 11.13%, the Net Stable Funding Ratio was 122% and the Liquidity Coverage Ratio was 150%. These outcomes were above target.	50% of target
•	While the CET1 result was above target, it was partly achieved through the raising of capital and reduction in dividends. Given the impact of these decisions on shareholders, the CET1 result was assessed as nil.

WESTPAC GROUP 2020 ANNUAL REPORT 101

Directors’ report

Risk management (20%)
Performance measurement is based on closing out the recommendations from the Culture, Governance and Accountability (CGA) review, completing remediation programs, improving risk management capability and culture, and strengthening financial crime capability.
Progress was made on some key milestones to improve risk management:		35% of target
•	Implemented 37 of 45 recommendations from the CGA review;
•	Mobilised the Customer Outcomes and Risk Excellence program following the reassessment of the CGA review in light of the AUSTRAC Statement of Claim;
•	Programs to improve the risk management of financial crime with early milestones delivered;
•	Improved tools and processes developed to support a stronger and more mature risk culture; and
•	Solid progress on remediation with substantial payments to customers, notwithstanding an increase in provisions.
The overall result was adjusted downwards as the management of non-financial risk was below expectations. The AUSTRAC matters resulted in the cancellation of 2020 STVR for the CEO and Group Executives.

Customer franchise (10%)
Performance measurement is based on employee engagement, business simplification, net promoter score (NPS) and progress on addressing the root causes of customer pain points.

•	Reduced products with a focus on simplification and automation.	60% of target
•	The Business division maintained the Number 1 ranking on NPS.
•	The Consumer division maintained its Number 3 ranking on NPS with improvements in mortgage processing required.
•	Reduced average time to close complaints with 56% solved on the same day. Reduced the number of long-dated complaints by 93%.
•	Significant support provided to customers impacted by bushfires, floods and COVID-19.
•	Employee engagement reached the target level which was considered a strong performance having regard to environmental factors.

Digital transformation (10%)
Performance measurement is based on the delivery of digital and data initiatives.

•	Delivered customer benefits and improved strategic capability, including the Customer Service Hub and the new mobile banking application.	70% of target
•	Improved system stability with major outages down more than 50% and a lift in network speed.
•	Rapid and effective response to COVID-19 including new working arrangements, and digitising processes (such as mortgage deferral requests).
•	Digitally active customers in the Consumer division up by 91,000 and 25% of all sales in the Business division are through digital channels.

Operating model (10%)
Performance measurement is based on the delivery of the new operating model, culture roadmap and digital partnership initiatives.

•	Refreshed the Executive Team structure, roles and accountabilities.	100% of target
•	Commenced implementing a Lines of Business operating model.
•	Developed a Culture Roadmap and refreshed the Group’s Purpose, Values and Behaviours.
•	Commenced the pilot of a new culture survey tool (Organisational Health Index).
•	Digital and fintech investments delivered significant value.

102	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

3.6.       Variable reward awarded for 2020 (unaudited)

The table below shows the variable reward awarded to the CEO and Group Executives for 2020, including:

•	STVR outcomes for 2020 (including the cash and deferred equity components); and
•	equity granted under the 2020 LTVR plan[1].

2020 STVR for the CEO and Group Executives was cancelled to demonstrate collective accountability for the financial crime outcomes in Westpac’s businesses that led to the AUSTRAC proceedings.

The final value of equity received will depend on the share price at the time of vesting and the number of restricted shares or share rights that vest subject to performance hurdles (where applicable), continued service and remuneration adjustments. The value of equity differs from the disclosure in Section 7 which provides the annualised accounting value for unvested equity awards prepared in accordance with accounting standards.

							2020 LTVR
	2020 STVR award						award

	Target	Maximum		STVR
	STVR	STVR	STVR	award		Maximum	Face value[1]
	opportunity	opportunity	award (as %	(as % of	STVR	STVR
Name	(pro rata)	(pro rata)	of target)	maximum)	outcome	foregone	(pro rata)

Managing Director & Chief Executive Officer
Peter King	2,081,333	3,122,000	0%	0%	0	3,122,000	2,657,167
Group Executives
Rebecca Lim[2]
Group General Counsel & Enterprise
Executive	468,750	703,125	0%	0%	0	703,125	1,318,750
Guil Lima[2]
Chief Executive, Business	966,667	1,450,000	0%	0%	0	1,450,000	1,727,083
Carolyn McCann
Group Executive, Customer & Corporate
Relations	602,917	904,375	0%	0%	0	904,375	1,126,276
David McLean
Chief Executive Officer, Westpac New
Zealand	1,025,736	1,538,604	0%	0%	0	1,538,604	1,855,376
Christine Parker
Group Executive, Human Resources	850,000	1,275,000	0%	0%	0	1,275,000	1,562,000
Michael Rowland[2]
Chief Financial Officer	-	-	-	-	-	-	-
David Stephen
Chief Risk Officer	1,350,000	2,025,000	0%	0%	0	2,025,000	2,559,375
Gary Thursby[3]
Acting Chief Information Officer	1,004,167	1,506,250	0%	0%	0	1,506,250	1,809,896
Les Vance[2]
Group Executive, Financial Crime, Compliance
& Conduct	195,417	293,125	0%	0%	0	293,126	358,750
Jason Yetton[2]
Chief Executive, Specialist Businesses,
Strategy & Transformation	477,083	715,625	0%	0%	0	715,625	879,167
Acting Group Executives
Richard Burton[2]
Acting Chief Executive, Consumer	245,000	367,500	0%	0%	0	367,500	45,208
Alastair Welsh
Acting Group Executive, Enterprise Services	833,333	1,250,000	0%	0%	0	1,250,000	416,667
Curt Zuber[2]
Acting Chief Executive, Westpac Institutional
Bank	375,000	562,500	0%	0%	0	562,500	181,000
Former CEO and Group Executives
Brian Hartzer[2]
Managing Director & Chief Executive Officer	447,667	671,500	-	-	-	671,500	-
Craig Bright[2,4]
Chief Information Officer	561,000	841,500	-	-	-	841,500	2,214,000
Lyn Cobley[2]
Chief Executive, Westpac Institutional Bank	841,500	1,262,250	0%	0%	0	1,262,250	2,029,500
David Lindberg[2,4]
Chief Executive, Consumer	821,667	1,232,500	0%	0%	0	1,232,500	2,072,500
Average STVR award (%)			0%	0%

1.	Calculated by multiplying the number of rights by the five day VWAP up to and including the grant date. The five day VWAP was $29.87 for awards made in December 2019 and $16.14 for awards made in July 2020. For Peter King, this excludes the additional 2020 LTVR award of $200,000 following his appointment as CEO which is subject to shareholder approval at the 2020 Annual General Meeting.
2.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
3.	Excludes Gary Thursby’s project bonus of $240,000 (50% cash and 50% deferred equity) approved by the Board on 5 March 2020 relating to the successful divestment of part of the BT Financial Group and the Wealth Reset. This work was mostly completed in 2019 in Gary Thursby’s previous role as Chief Operating Officer.
4.	Excludes adjustments to unvested 2020 LTVR, and other equity based awards, that were forfeited or lapsed on termination.

WESTPAC GROUP 2020 ANNUAL REPORT	103

Directors’ report

4.	Further detail on the executive variable reward structure

This section provides further details of the 2020 STVR and LTVR plans.

4.1.	Short term variable reward

The table below sets out the key design features of the 2020 STVR plan.

Short term variable reward plan

Plan structure	50% of STVR is awarded in cash and 50% is deferred into equity in the form of restricted shares (or unhurdled share rights for the Group Executive based outside Australia).
One restricted share provides the holder with one ordinary share at no cost subject to trading restrictions until the time of vesting.
One unhurdled share right entitles the holder to one ordinary share at the time of vesting with no exercise cost.
Dividends are paid on restricted shares from the grant date.
Target and maximum opportunity	The target opportunity for the CEO and Group Executives is expressed as a percentage of fixed remuneration. The target opportunity is set by the Board following recommendation from the Board Remuneration Committee which considers a range of factors including market competitiveness and the nature of the role.

Target STVR (100% of fixed remuneration for the CEO and between 74% and 100% of fixed remuneration for Group Executives)		Maximum STVR (150% of target STVR)
0%	100%	150%

Remuneration at-risk

Westpac’s STVR is designed to award the target opportunity on delivery of agreed plan targets for financial and non-financial measures that support Westpac’s strategic priorities. It is possible for the outcome to fall below the target amount depending on performance relative to targets agreed at the beginning of the year. For 2020, STVR was cancelled for the CEO and Group Executives.

Reward for exceptional performance

There is the possibility to award up to a maximum of 150% of the STVR target in circumstances where exceptional outcomes are achieved that are also in line with the Group’s risk appetite and where an individual has acted in a manner that exemplifies the encouraged behaviours.

Performance measures

STVR awards are determined based on performance against a scorecard which is designed to align with shareholder interests by setting stretching measures and seeks to ensure that our customers’ and employees’ needs are met and appropriate risk settings are maintained.

The scorecard is split into two sections:

•        Focus areas: Performance is assessed against a balance of financial and non-financial measures that are imperative to supporting the effective execution of Westpac’s strategy; and

•        Modifier: The Board and Board Remuneration Committee recognise that performance measures may not always appropriately reflect overall performance of the Group. The modifier supports adjustment of the outcome, upwards or downwards (including to zero), for behaviour, risk and reputation matters, people management matters, and any other matters that the Board feels are not fully reflected in the focus areas.

Further information on the 2020 Group scorecard is provided in Section 3.5.

Deferred STVR awards recognise past performance and are subject to continued service and adjustment.

Deferral period

50% of STVR is deferred into equity for a period of up to two years, which aligns executive remuneration with shareholder interests and acts as a retention mechanism. The deferral period also allows the Board to apply discretion to reduce deferred components where necessary.

Deferred STVR vests in equal portions one and two years after the grant date, subject to continued service and adjustment.

Delayed vesting	The Board has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, the subject of, or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law.
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

Clawback applies, to the extent legally permissible and practicable, to deferred STVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.
Changes for 2021	There are no changes to the 2021 STVR plan.

104	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

4.2.	Long term variable reward

The table below sets out the key design features of the 2020 LTVR Plan awarded in December 2019 and changes for the 2021 LTVR plan.

Long term variable reward plan

Plan structure	LTVR is awarded in performance share rights which vest after four years subject to the achievement of performance hurdles, continued service and adjustment.
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

The face value of the LTVR opportunity for the CEO for 2020 is 133% of fixed remuneration, and the face value of LTVR opportunities for the Group Executives (excluding Acting Group Executives) range between 137% and 183% of fixed remuneration.

Allocation methodology	The number of performance share rights each executive receives will be determined by dividing the dollar value of the LTVR award by the face value of performance share rights. The face value is the five day VWAP up to the commencement of the performance period (which is 1 October 2020 for the 2020 LTVR grant).
Performance hurdles

LTVR is subject to a relative TSR performance hurdle that aims to achieve long-term growth in shareholders’ value and support alignment between executive reward and shareholder interests.

Performance share rights only vest where Westpac’s TSR exceeds a composite index. Relative TSR is a measure of the total return delivered to shareholders over the performance period assuming dividends are reinvested, relative to that of peers.

The performance hurdle measures Westpac’s TSR performance over a four year period against a composite index. The composite index is comprised of a group of 10 peers with more weight placed on the three other major Australian banks.

At the end of the performance period, TSR performance of each index company is multiplied by its index weighting, and the total of the 10 scores determines the composite TSR index. 50% will vest if Westpac’s TSR performance equals the composite TSR index. For 100% to vest, Westpac’s TSR outcome must exceed the index by 21.55% (i.e. 5% compound annual growth over the four year performance period) as outlined below. Vesting occurs on a straight line basis between 50% and 100%.

Westpac’s TSR performance	Indicative vesting percentage
Composite TSR index exceeded by 21.55 or more (i.e. 5% compound annual growth in TSR over the four year period)	100%
Equal to composite TSR index	50%
Below composite TSR index	0%
The comparator group of companies in the 2020 composite TSR index and their relative weightings are: AMP (7.14%), ANZ Banking Group (16.67%), Bank of Queensland (7.14%), Bendigo and Adelaide Bank (7.14%), Challenger (7.14%), Commonwealth Bank of Australia (16.67%), National Australia Bank (16.67%), Macquarie Group (7.14%), Perpetual (7.14%) and Suncorp Group (7.14%).

Assessment of performance outcomes

The relative TSR result is calculated independently to ensure external objectivity before being provided to the Board to determine the vesting outcome.

The Board may exercise discretion in determining the final vesting outcome, for example where relative TSR performance hurdles have been met but the absolute TSR outcome is negative.

Performance share rights subject to relative TSR performance will be tested against the performance hurdle on 30 September 2024.
No re-testing	There is no re-testing. Awards that have not vested after the measurement period lapse immediately.
Early vesting	Unvested awards may vest before a test date if the executive is no longer employed by the Group due to death or disability (subject to law). In these cases, vesting is generally not subject to the performance hurdles being met.
Delayed vesting	The Board has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, or the subject of or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law.

WESTPAC GROUP 2020 ANNUAL REPORT	105

Directors’ report

Long term variable reward plan

Treatment of awards on cessation of employment	The Board has the discretion to determine the treatment of unvested performance share rights where the CEO or a Group Executive resigns, retires or otherwise leaves the Group before vesting occurs.
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

The Board may adjust unvested LTVR downwards, including to zero, if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate. The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable.

The Board may also determine to apply clawback to LTVR which has previously vested. Clawback applies, to the extent legally permissible and practicable, to deferred LTVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.
Changes for 2021	In line with market practice, a percentile ranking vesting schedule will replace the composite index to assess relative TSR performance as follows:

Westpac’s TSR performance	Indicative vesting percentage
At the 75th percentile or higher	100%
Between the median and the 75th percentile	Pro-rata vesting between 50% and 100%
At the median	50%
Below the median	0%
In addition, the number of companies in the comparator group will be reduced from 10 to 8 to provide a more focused and equally weighted comparator group including AMP, ANZ Banking Group, Bank of Queensland, Bendigo and Adelaide Bank, Commonwealth Bank of Australia, National Australia Bank, Macquarie Group and Suncorp Group.

The table below details other LTVR awards currently on foot.

	Vesting date	Performance hurdles	Further detail
2018 LTVR award	30 September 2021	• Relative TSR performance against a weighted composite index of comparator companies (50%)	Refer to the 2018 Annual Report
• Average cash ROE performance (50%)
2019 LTVR award	30 September 2022	• Relative TSR performance against a weighted composite index of comparator companies (50%)	Refer to the 2019 Annual Report
• Average cash ROE performance (50%)

106       WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

5.       Remuneration governance

5.1.       Group Remuneration Policy and governance

The Group Remuneration Policy sets out the mandatory requirements to be reflected in the design and management of remuneration arrangements across Westpac.

The policy supports Westpac’s vision by requiring the design and management of remuneration to align with stakeholder interests, support long-term financial soundness and encourage prudent risk management. The policy is supported by an established governance structure, plans and frameworks.

Board
The Board provides strategic guidance for the Group and has oversight of management’s implementation of Westpac’s strategic initiatives. The Board has accountability for reviewing and approving remuneration for select groups of employees.
Without limiting its role, the Board approves (following recommendation from the Board Remuneration Committee where applicable) corporate goals and objectives relevant to the remuneration of the CEO, the size of the variable reward pool, adjustments to variable reward (including forfeiture and clawback) in accordance with the Group Remuneration Policy, remuneration (including variable reward targets and performance outcomes) for the CEO, Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, other persons whose activities in the Board’s opinion affect the financial soundness of the Group, any other person specified by APRA and any other person the Board determines.

The Board has the discretion to defer, adjust or withdraw aggregate and individual variable reward.

Further detail is contained in the Board and Committee Charters which are available on Westpac’s website.

Board Remuneration Committee
The Board Remuneration Committee assists the Board to discharge its responsibility by overseeing remuneration policies and practices of Westpac and its related bodies corporate in the context that these policies and practices fairly and responsibly reward individuals having regard to performance, and reflect Westpac’s risk management framework, the law and the highest standard of governance.
The Board Remuneration Committee reviews and makes recommendations to the Board in relation to the Group Remuneration Policy, remuneration arrangements for the individuals and groups outlined above, the remuneration structures for each category of persons covered by the Group Remuneration Policy, STVR and LTVR plans and outcomes and adjustments (including forfeiture and clawback) for the Group Executives, any other accountable persons under the Banking Executive Accountability Regime and any other person the Board determines, as well as corporate goals and objectives relevant to the remuneration of the CEO and approving any equity-based plans and overseeing general remuneration practices across Westpac.
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

Members of the Board Remuneration Committee are members of either the Board Risk Committee or the Board Legal, Regulatory & Compliance Committee. The cross membership of those Committees supports alignment between risk and reward.

The Board Remuneration Committee seeks feedback from and considers matters raised by the Board Risk Committee, the Board Legal, Regulatory & Compliance Committee and the Board Audit Committee with respect to remuneration outcomes, adjustments to remuneration in light of relevant matters and alignment of remuneration with the risk management framework.

Divisional and functional remuneration oversight committees consider areas of risk and consider potential implications for remuneration. These committees report to the Group Remuneration Oversight Committee which in turn considers consistency of remuneration across the Group and provides information to the Board Remuneration Committee and Board for review and decision making as appropriate.

During the financial year, remuneration governance arrangements were reviewed and minor changes were made to enhance the Terms of Reference for the Group Remuneration Oversight Committee.

Remuneration consultants
In 2020, the Board retained an independent adviser to provide specialist information on executive remuneration and other remuneration matters. The services were provided directly to the Board Remuneration Committee independent of management. The Chairman of the Board Remuneration Committee oversees the engagement and associated costs. Work undertaken by the independent adviser included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration as well as modelling and analysis of alternative remuneration structures for the CEO and Group Executives.
In 2020, no remuneration recommendations, as prescribed under the Corporations Act 2001 (Cth) (Corporations Act), were made by Board advisers.

WESTPAC GROUP 2020 ANNUAL REPORT     107

Directors’ report

5.2.       Executive minimum shareholding requirements and current compliance

The CEO and Group Executives are required to build and maintain a significant Westpac shareholding within five years of their appointment to strengthen alignment with shareholder interests.

At 30 September 2020, the CEO and Group Executives comply with the requirement. The table below sets out the minimum shareholding requirement for the CEO and Group Executives.

Minimum shareholding requirement
Chief Executive Officer	Five times annual fixed remuneration excluding superannuation, equivalent to $10.96 million
Group Executives	Equivalent to $1.2 million

The multiple for the CEO’s shareholding requirement is higher than that of his peers and reflects Westpac’s approach to calculating the minimum shareholding requirement. Since 2006, this has included:

•	shares held outright in the individual’s name either solely or jointly with another person;
•	shares held in an employee share plan (including deferred STVR); and
•	50% of any unvested performance share rights (including LTVR).

The assessment approach has included shares held in a family trust or a self-managed superannuation fund since 2012.

5.3.     Hedging policy

Participants in Westpac’s equity plans are prohibited from entering, either directly or indirectly, into hedging arrangements for unvested awards in the STVR and LTVR plans. No financial products may be used to mitigate the risk associated with these awards. Any attempt to hedge awards will result in forfeiture and the Board may consider other disciplinary action. These restrictions satisfy the requirements of the Corporations Act which prohibits hedging of unvested awards.

5.4.     Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each agreement provides for the payment of fixed and variable reward, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The table below details the key terms including termination provisions of the employment agreements for the CEO and Group Executives.

Term	Who	Conditions
Duration of agreement	CEO and Group Executives	•	Ongoing until notice given by either party
Notice (by the executive or the Group) to terminate employment	CEO and Group Executives	•	Twelve months[1]
Termination payments on termination without cause[2]	CEO and Group Executives	•	Deferred STVR and LTVR awards vest according to the applicable equity plan rules
Termination for cause	CEO and Group Executives	•	Immediately for misconduct
		•	Three months’ notice for poor performance
Post-employment restraints	CEO and Group Executives	•	Twelve month non-solicitation restraint

1.	Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.
2.	The maximum liability for termination benefits for the CEO and Group Executives at 30 September 2020 was $14.9 million (2019: $16.0 million).

108	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

6.	Non-executive Director remuneration

6.1.	Structure and policy

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

The table below sets out the components of Non-executive Director remuneration.

Non-executive Director remuneration
Base fees	Relate to service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including for Board Committees.
Committee fees	Additional fees are paid to Non-executive Directors (other than the Board Chairman) for chairing or participating in Board Committees other than the Board Nominations & Governance Committee.
Employer superannuation contributions	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Relates to service on Subsidiary Boards and Advisory Boards and are paid by the relevant subsidiary.

6.2.	Non-executive Director remuneration in 2020

John McFarlane was appointed as a Non-executive Director on 17 February 2020 and Chairman on 1 April 2020. The Chairman base fee was increased to $890,000 from $810,000.

The Board established the Board Financial Crime Committee as a special purpose committee to oversee the implementation of Westpac’s enhanced financial crime program. The Chairman of the Board Financial Crime Committee received a fee of $4,000 and each member received $2,000 on a per diem basis.

The Board Financial Crime Committee later became the Board Legal, Regulatory & Compliance Committee to enhance oversight of non-financial risk. The Chairman of the Board Legal, Regulatory & Compliance Committee receives a fee of $67,500 and each member receives $30,000. The table below sets out the annual Board and standing Committee fees and the changes for 2020.

Non-executive Director base fees have not increased since 1 October 2014 and the Non-executive Director fee pool of $4.5 million per annum was approved by shareholders at the 2008 Annual General Meeting. Non-executive Director base fees for 2019 were reduced by 20% as a one-off measure to recognise collective accountability for customer outcomes highlighted by the Royal Commission, shareholder sentiment leading to the first strike against the 2018 Remuneration Report and significant non-financial risk matters. For 2020, $3.66 million (81%) of the fee pool was used. The fee pool includes employer superannuation contributions.

Base and Committee fees	Annual fee $	Changes for 2020
Chairman	890,000	Fee increase to $890,000 (from $810,000) effective 1 April 2020
Other Non-executive Directors	225,000	No change
Committee Chairman fees
Board Audit Committee	70,400	No change
Board Risk Committee	90,000	No change
Board Remuneration Committee	63,800	No change
Board Technology Committee	35,200	No change
Board Legal, Regulatory & Compliance Committee	67,500	New Committee for 2020
Committee membership fees
Board Audit Committee	32,000	No change
Board Risk Committee	32,000	No change
Board Remuneration Committee	29,000	No change
Board Technology Committee	20,000	No change
Board Legal, Regulatory & Compliance Committee	30,000	New Committee for 2020

Subsidiary Board and Advisory Board fees

During the reporting period, additional fees of $42,610 were paid to Anita Fung (former Non-executive Director) as a member of the Westpac Asia Advisory Board.

WESTPAC GROUP 2020 ANNUAL REPORT	109

Directors’ report

6.3.	Changes to Board and Committee composition

On 27 November 2019, the Board Financial Crime Committee was established.

On 1 June 2020, the roles and responsibilities of the Board Risk & Compliance Committee were revised and the Committee was renamed the Board Risk Committee. At the same time, the Board Legal, Regulatory & Compliance Committee was established as a sub-committee of the Board Risk Committee. The Board Financial Crime Committee was also dissolved, with its responsibilities assumed by the Board Legal, Regulatory & Compliance Committee.

On 1 July 2020, the roles and responsibilities of the Board Nominations Committee were revised and the Committee was renamed the Board Nominations & Governance Committee.

The table below outlines the changes that were made to the Board and Committee composition during the year ended 30 September 20201.

Name of Non- executive Director	Change in position	Effective date
John McFarlane	• Appointed Non-executive Director	17 February 2020
	• Appointed Member of the Board Risk & Compliance Committee	17 February 2020
	• Appointed Chairman	1 April 2020
	• Appointed Chairman of the Board Nominations Committee (now the Board Nominations & Governance Committee)	1 April 2020
	• Ceased as Member of the Board Risk Committee (formerly the Board Risk & Compliance Committee)	1 June 2020
Lindsay Maxsted	• Retired from the Board and its Committees	31 March 2020
Nerida Caesar	• Appointed Member of the Board Financial Crime Committee	27 November 2019
	• Ceased as Member of the Board Financial Crime Committee	1 June 2020
	• Ceased as Member of the Board Risk Committee (formerly the Board Risk & Compliance Committee)	1 June 2020
	• Appointed Member of the Board Legal, Regulatory & Compliance Committee	1 June 2020
Ewen Crouch	• Retired from the Board and its Committees	12 December 2019[2]
Anita Fung	• Retired from the Board and its Committees	31 March 2020
Steven Harker	• Appointed Member of the Board Audit Committee	1 October 2019
	• Appointed Member of the Board Financial Crime Committee	27 November 2019
	• Ceased as Member of the Board Financial Crime Committee	1 June 2020
	• Ceased as Member of the Board Risk Committee (formerly the Board Risk & Compliance Committee)	1 June 2020
	• Appointed Member of the Board Legal, Regulatory & Compliance Committee	1 June 2020
Chris Lynch	• Appointed Non-executive Director	1 September 2020
	• Appointed Member of the Board Audit Committee	1 September 2020
	• Appointed Member of the Board Risk Committee	1 September 2020
Peter Marriott	• Ceased as Chairman of the Board Audit Committee	12 December 2019[2]
	• Appointed Chairman of the Board Risk & Compliance Committee (now the Board Risk Committee)	12 December 2019[2]
	• Appointed Member of the Board Legal, Regulatory & Compliance Committee	1 June 2020
Peter Nash	• Appointed Chairman of the Board Financial Crime Committee	27 November 2019
	• Appointed Chairman of the Board Audit Committee	12 December 2019[2]
	• Appointed Member of the Board Nominations Committee (now the Board Nominations & Governance Committee)	12 December 2019[2]
	• Ceased as Chairman of the Board Financial Crime Committee	1 June 2020
	• Appointed Chairman of the Board Legal, Regulatory & Compliance Committee	1 June 2020
Margaret Seale	• Appointed Member of the Board Remuneration Committee	1 October 2019
	• Appointed Member of the Board Financial Crime Committee	27 November 2019
	• Ceased as Member of the Board Financial Crime Committee	1 June 2020
	• Ceased as Member of the Board Risk Committee (formerly the Board Risk & Compliance Committee)	1 June 2020
	• Appointed Member of the Board Legal, Regulatory & Compliance Committee	1 June 2020

6.4.	Non-executive Director minimum shareholding requirement

Non-executive Directors are required to build and maintain a holding in Westpac ordinary shares to align their interests with those of shareholders. Each Non-executive Director is required to hold an interest in shares in Westpac with a market value not less than the Board base fee, within five years of appointment to the Board.

At 30 September 2020, all Non-executive Directors comply with the requirement.

1.   In addition, Peter King was appointed to the Board Technology Committee on 2 December 2019.

2.   Following the 2019 Annual General Meeting.

110	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

7.	Statutory remuneration details

7.1.	Details of Non-executive Director remuneration

 The table below details Non-executive Director remuneration.

	Short-term benefits			Post-employment benefits
	Westpac Banking	Subsidiary and	Non-
	Corporation Board	Advisory Board	monetary
	fees[1]	fees	benefits[3]	Superannuation	Total
Name	$	$	$	$	$
Current Non-executive Directors
John McFarlane, Chairman[2]
2020	480,054	-	8,335	14,698	503,087
2019	-------------------------------------------------- Not a KMP in 2019-------------------------------------
Nerida Caesar
2020	294,454	-	-	21,012	315,466
2019	232,000	-	-	20,658	252,658
Alison Deans
2020	323,671	-	-	10,578	334,249
2019	276,200	-	-	20,658	296,858
Craig Dunn
2020	323,268	-	-	21,079	344,347
2019	275,800	-	-	20,658	296,458
Steven Harker
2020	306,349	-	-	21,029	327,378
2019	123,667	-	-	11,972	135,639
Chris Lynch[2]
2020	24,454	-	-	2,323	26,777
2019	-------------------------------------------------- Not a KMP in 2019--------------------------------------------------
Peter Marriott
2020	376,057	-	-	21,190	397,247
2019	302,400	-	-	20,658	323,058
Peter Nash
2020	377,085	-	-	21,187	398,272
2019	244,000	-	-	20,658	264,658
Margaret Seale
2020	303,523	-	-	21,025	324,548
2019	123,667	-	-	11,972	135,639
Former Non-executive Directors
Lindsay Maxsted[2]
2020	408,115	-	7,468	11,148	426,731
2019	648,000	-	-	20,658	668,658
Ewen Crouch[2]
2020	76,646	-	-	4,564	81,210
2019	323,000	-	-	20,658	343,658
Anita Fung[2]
2020	129,489	42,610	-	10,621	182,720
2019	212,000	83,146	6,300	20,658	322,104
Total fees
2020	3,423,165	42,610	15,803	180,454	3,662,032
2019	2,825,109	90,387	6,300	193,456	3,115,252

1.	Includes fees paid to the Chairman and members of Board Committees, including the Board Financial Crime Committee which was a special purpose committee during 2020.
2.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
3.	Non-monetary benefits are determined on the basis of the cost to the Group including associated fringe benefits tax (FBT) where applicable and includes annual health checks.

WESTPAC GROUP 2020 ANNUAL REPORT	111

Directors’ report

7.2.	Remuneration details – Chief Executive Officer and Group Executives

The table below sets out details of remuneration for the CEO and Group Executives calculated in accordance with the AAS.

Short term benefits					Post- employment benefits	Other long term benefits	Share based payments
	Fixed remuneration[1]	Cash STVR award[2]	Non- monetary benefits[3]	Other short term benefits[4]	Superannuation benefits[5]	Long service leave	Restricted shares[6]	Share rights[7,8]	Total[9]
	$	$	$	$	$	$	$	$	$
Managing Director & Chief Executive Officer
Peter King, Managing Director & Chief Executive Officer
2020	2,286,027	-	20,822	-	41,310	463,100	427,604	323,888	3,562,751
2019	1,222,006	326,500	4,238	-	36,803	19,492	549,189	483,692	2,641,920
Group Executives
Rebecca Lim, Group General Counsel & Enterprise Executive[10,11]
2020	575,537	(75,000)	2,207	-	22,314	13,628	207,672	64,807	811,165
2019	950,128	262,500	4,981	-	31,718	14,390	422,793	260,108	1,946,618
Guil Lima, Chief Executive, Business
2020	990,070	-	384,076	533,180	3,748	14,548	575,580	51,884	2,553,086
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
Carolyn McCann, Group Executive, Customer & Corporate Relations
2020	884,663	-	3,497	-	23,424	29,421	369,668	143,645	1,454,318
2019	731,367	194,500	4,828	-	21,579	11,198	445,723	186,563	1,595,758
David McLean, Chief Executive Officer, Westpac New Zealand
2020	989,209	-	3,497	-	94,548	-	-	712,683	1,799,937
2019	861,551	426,975	1,194	-	87,710	-	-	907,580	2,285,010
Christine Parker, Group Executive, Human Resources
2020	950,258	-	3,497	-	28,181	17,869	394,231	228,766	1,622,802
2019	875,430	315,000	3,123	-	27,420	(33,023)	456,373	384,005	2,028,328
Michael Rowland, Chief Financial Officer[10]
2020	94,695	-	75,325	-	7,019	122	-	-	177,161
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
David Stephen, Chief Risk Officer[11]
2020	1,828,781	(135,000)	125,922	-	38,991	27,273	1,461,973	303,459	3,651,399
2019	1,816,090	466,000	263,844	-	25,900	27,265	2,023,326	732,611	5,355,036
Gary Thursby, Acting Chief Information Officer[13]
2020	1,206,783	-	3,497	120,000	29,394	76,758	460,647	254,721	2,151,800
2019	881,655	315,000	3,123	-	29,605	23,294	423,765	306,672	1,983,114
Les Vance, Group Executive, Financial Crime, Compliance & Conduct[10]
2020	278,702	-	774	-	9,062	38,817	179,551	5,075	511,981
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
Jason Yetton, Chief Executive, Specialist Businesses, Strategy & Transformation[10]
2020	505,257	-	717	-	12,445	48	-	17,564	536,031
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
Acting Group Executives
Richard Burton, Acting Chief Executive, Consumer[10]
2020	255,558	-	1,661	-	9,162	21,802	141,680	-	429,863
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
Alastair Welsh, Acting Group Executive, Enterprise Services
2020	832,473	-	2,894	-	28,036	20,756	703,974	73	1,588,206
2019	369,151	135,000	438	-	11,861	6,557	207,066	13,321	743,394
Curt Zuber, Acting Chief Executive, Westpac Institutional Bank[10]
2020	299,950	-	440	-	68,876	15,170	231,520	-	615,956
2019	-------------------------------------------------------------------------------------------------Not a KMP in 2019-------------------------------------------------------------------------------------------------
Former CEO and Group Executives
Brian Hartzer, Managing Director & Chief Executive Officer[10,14,16]
2020	3,038,627	-	2,136	-	241,558	27,443	(261,657)	(2,822,754)	225,353
2019	2,608,424	-	21,966	-	44,320	40,660	1,169,581	1,168,040	5,052,991
Craig Bright, Chief Information Officer[10,16]
2020	1,154,119	-	192,350	116,636	31,601	(15,079)	61,643	(170,797)	1,370,473
2019	1,022,829	381,000	309,495	1,050,000	23,818	15,137	2,075,911	170,797	5,048,987
Lyn Cobley, Chief Executive, Westpac Institutional Bank[10,11,12,14,15]
2020	1,127,348	(338,500)	3,773	824,437	50,206	17,005	(117,041)	985,685	2,552,913
2019	1,108,830	338,500	4,948	-	30,611	16,995	516,242	508,437	2,524,563
David Lindberg, Chief Executive, Consumer[10,14,16]
2020	1,024,228	-	23,769	235,414	47,569	(111,306)	(110,803)	(1,076,835)	32,036
2019	1,129,075	125,000	6,592	-	30,434	23,822	470,092	475,368	2,260,383

112	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

1.	Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking and associated FBT) and an accrual for annual leave entitlements.
2.	The cash STVR award is typically paid in December following the end of the financial year. Excludes interest payments made on the release of withheld 2019 STVR to Peter King ($627), David Stephen ($635), Rebecca Lim ($360) and Gary Thursby ($605).
3.	Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, bank funded car parking, relocation costs, living away from home expenses and allowances.
4.	Includes payments on cessation of employment or other contracted amounts.
5.	The CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits.
6.	The value of restricted shares is amortised over the applicable vesting period and the amount shown is the amortisation relating to 2020 (and 2019 for comparison). The restricted shares held by Guil Lima and a portion of restricted shares held by Craig Bright and David Stephen represent an allocation made to compensate them for remuneration foregone from their previous employer on resignation to join Westpac. The restricted shares replicate the vesting periods of the equity foregone. Craig Bright received additional restricted shares for equity forgone with his previous employer in December 2019.
7.	Equity-settled remuneration is based on the amortisation over the vesting period (normally one, two or four years) of the fair value at the grant date of hurdled and unhurdled share rights that were granted during the four years ended 30 September 2020. Details of prior year grants are disclosed in previous Annual Reports. The 2020 value for David McLean includes 63% attributed to deferred STVR awards.
8.	The expensed value of the 2018 LTVR cash ROE hurdled performance share rights has been reduced to zero. The expensed value of the 2019 LTVR cash ROE hurdled performance share rights has been reduced by 50%. This reflects the current assessment of the probability of vesting.
9.	The percentage of total remuneration which is performance-related (i.e. cash STVR award plus share-based payments) was: Peter King 21%, Rebecca Lim 24%, Guil Lima 25%, Carolyn McCann 35%, David McLean 40%, Christine Parker 38%, Michael Rowland n/a, David Stephen 45%, Gary Thursby 33%, Les Vance 36%, Jason Yetton 3%, Richard Burton 33%, Alastair Welsh 44%, Curt Zuber 38%, Brian Hartzer n/a, Craig Bright n/a, Lyn Cobley 25% and David Lindberg n/a. The percentage of total remuneration delivered in the form of options (including share rights) was: Peter King 9%, Rebecca Lim 8%, Guil Lima 2%, Carolyn McCann 10%, David McLean 40%, Christine Parker 14%, Michael Rowland n/a, David Stephen 8%, Gary Thursby 12%, Les Vance 1%, Jason Yetton 3%, Richard Burton n/a, Alastair Welsh n/a, Curt Zuber n/a, Brian Hartzer n/a, Craig Bright n/a, Lyn Cobley 42% and David Lindberg n/a.
10.	The information relates to the period the individual was a KMP with the exception of footnote 14 below. Refer to Section 1 for further details.
11.	Adjustments to 2019 cash STVR as a result of the AUSTRAC matters are shown as a reduction in remuneration in the current year.
12.	The 2020 share based payment value for restricted shares excludes adjustments to 2019 deferred STVR before it was granted and includes adjustments to unvested STVR from prior years as a result of the AUSTRAC matters. The 2020 share based payment value for share rights includes adjustments to unvested LTVR as a result of other material risk and compliance matters.
13.	On 5 March 2020, the Board approved a project bonus for Gary Thursby following the successful divestment of part of the BT Financial Group and the Wealth Reset. This related to work mostly completed in 2019 in his previous role as Chief Operating Officer. The cash portion of the project bonus is included under other short term benefits.
14.	Fixed remuneration for Brian Hartzer, Lyn Cobley and David Lindberg includes payments made or to be made during their notice period where, in line with contractual requirements, they continue to receive cash salary and superannuation.
15.	The share based payment values for Lyn Cobley reflect the accruals for unvested equity up to the end of each performance period. While the full value is being accrued for all unvested equity, the awards may or may not vest subject to the relevant performance hurdles.
16.	The share based payment values for Brian Hartzer, Craig Bright and David Lindberg include the reversal of the accrued expense of unvested equity that was forfeited on termination.

WESTPAC GROUP 2020 ANNUAL REPORT	113

Directors’ report

7.3.	Movement in equity-settled instruments during the year

The table shows the movements in the number and value of equity instruments for the CEO and Group Executives under the relevant plan during 2020.

Name	Type of equity-based instrument	Number granted[1]	Number vested[2]	Number exercised[3]	Value granted[4] $	Value exercised[5] $	Value forfeited or lapsed[5] $
Managing Director and Chief Executive Officer
Peter King	Performance share rights	88,957	-	-	392,300	-	2,346,573
	Shares under Restricted Share Plan	13,299	20,172	-	238,164	-	-
Group Executives
Rebecca Lim[6]	Performance share rights	44,149	-	-	194,697	-	481,201
	Shares under Restricted Share Plan	-	13,725	-	-	-	-
Guil Lima	Performance share rights	57,819	-	-	254,982	-	-
	Shares under Restricted Share Plan	46,085	-	-	1,155,010	-	-
Carolyn McCann	Performance share rights	39,815	-	-	169,965	-	458,308
	Shares under Restricted Share Plan	7,922	11,972	-	141,871	-	-
David McLean	Performance share rights	62,385	-	-	275,118	-	1,838,167
	Unhurdled share rights	18,838	18,053	-	426,036	-	-
Christine Parker	Performance share rights	52,293	-	-	230,612	-	1,718,655
	Shares under Restricted Share Plan	12,830	16,822	-	229,765	-	-
Michael Rowland[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
David Stephen	Performance share rights	85,683	-	-	377,862	-	-
	Shares under Restricted Share Plan	18,981	67,965	-	339,920	-	-
Gary Thursby	Performance share rights	60,592	-	-	267,211	-	687,462
	Shares under Restricted Share Plan	20,219	15,663	-	350,594	-	-
Les Vance[6]	Performance share rights	22,227	-	-	70,811	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
Jason Yetton[6]	Performance share rights	54,213	-	-	172,712	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
Acting Group Executives
Richard Burton[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	1,841	-	-	32,969	-	-
Alastair Welsh	Performance share rights	-	-	-	-	-	423,926
	Shares under Restricted Share Plan	35,944	8,543	-	847,130	-	-
Curt Zuber[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	7,372	-	-	128,092	-	-
Former CEO and Group Executives
Brian Hartzer[6]	CEO Performance share rights	-	-	-	-	-	21,518,209
	Shares under the CEO Restricted Share Plan	-	44,626	-	-	-	517,201
Craig Bright[6]	Performance share rights	74,121	-	-	326,874	-	2,531,169
	Shares under Restricted Share Plan	20,244	40,528	-	394,109	-	1,201,087
Lyn Cobley[6]	Performance share rights	67,944	-	-	299,633	-	2,859,503
	Shares under Restricted Share Plan	-	19,533	-	-	-	174,043
David Lindberg[6]	Performance share rights	69,383	-	-	305,979	-	1,943,241
	Shares under Restricted Share Plan	-	17,323	-	-	-	-

1.	No performance options were granted in 2020. Any deferred STVR awards in the form of restricted shares (or unhurdled share rights for David McLean based in New Zealand) are awarded in December each year. David McLean’s unhurdled share rights were granted on 27 July 2020 at a fair value of $23.35 (unhurdled share rights which vested on 1 October 2020) and $21.92 (unhurdled share rights vesting on 1 October 2021).
2.	No hurdled share rights granted in 2015 vested in October 2019 when assessed against the relative TSR and cash EPS performance hurdles.
3.	Vested share rights granted after July 2015 may be exercised up to a maximum of 15 years from their commencement date. For each vested share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is zero.
4.	The impact of the cancellation of 2020 STVR for the CEO and Group Executives is not reflected as any awards would have been granted in December 2020. For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled ‘Fair value of LTVR awards made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day VWAP of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to the CEO and Group Executives in 2020, do not reconcile with the amount shown in the table in Section 7.2 which shows the amount amortised in the current year of equity awards over their vesting period. The minimum total value of the grants for future financial years is zero and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.
5.	The value of each share right exercised, forfeited or lapsed is calculated based on the five day VWAP of a Westpac ordinary share on the date of exercise (or forfeiture or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day VWAP of a Westpac ordinary share, the value has been calculated as zero. The overall values reflect forfeitures or lapses as a result of a failure to meet performance conditions, resignation or adjustments for material risk and compliance matters (such as AUSTRAC).
6.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

114	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

Fair value of LTVR awards made during the year

In accordance with AASB 2 Share-based Payment, the table below provides a summary of the fair value of LTVR awards granted to the CEO and Group Executives in December 20191. LTVR awards will only vest if performance hurdles are achieved and service conditions are met in future years.

Plan name	Granted to	Performance hurdle	Grant date	Commencement date	Test date	Expiry	Fair value per instrument[2]
Westpac LTVR Plan	CEO and Group Executives	Relative TSR	19 December 2019	1 October 2019	1 October 2023	1 October 2034	$4.41

7.4.	Details of Westpac equity holdings of Non-executive Directors

The table below sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 20203.

	Number held at start of the year	Changes during the year	Number held at end of the year
Current Non-executive Directors
John McFarlane[4]	n/a	10,000	10,000
Nerida Caesar	13,583	-	13,583
Alison Deans	14,392	1,240	15,632
Craig Dunn	8,869	6,140	15,009
Steven Harker	11,930	1,240	13,170
Chris Lynch[4,5]	n/a	-	13,090
Peter Marriott[6]	39,071	1,240	40,311
Peter Nash	8,020	7,240	15,260
Margaret Seale[7]	37,439	1,241	38,680
Former Non-executive Directors
Lindsay Maxsted[4]	23,680	1,990	n/a
Ewen Crouch[4,8]	82,264	1,447	n/a
Anita Fung[4]	-	-	n/a

1.	In addition, LTVR awards were also granted to Carolyn McCann, Jason Yetton and Les Vance on 27 July 2020 with a fair value per instrument of $3.19. For these awards, the commencement date is 2 April 2020, the test date is 1 April 2024 and the expiry date is 2 April 2035.
2.	The fair values of performance share rights granted during the year have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of performance share rights with hurdles based on TSR performance relative to a group of comparator companies takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.
3.	Other than as disclosed below, no share interests include non-beneficially held shares.
4.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
5.	In addition to holding ordinary shares, Chris Lynch and his related parties held interests in 1,137 Westpac Capital Notes 5 at year end.
6.	In addition to holding ordinary shares, Peter Marriott and his related parties held interests in 563 Westpac Capital Notes 2 at year end.
7.	In addition to holding ordinary shares, Margaret Seale and her related parties held interests in 3,220 Westpac Capital Notes 2 at year end.
8.	Ewen Crouch held 42,000 ordinary shares following the grant of probate in a deceased estate for which he is one of the executors. In addition, Ewen Crouch and his related parties held interests in 250 Westpac Capital Notes 2.

WESTPAC GROUP 2020 ANNUAL REPORT	115

Directors’ report

7.5.	Details of Westpac equity holdings of Executive Key Management Personnel

The table below details Westpac equity held (and movement in that equity) by the CEO and Group Executives (including their related parties) for the year ended 30 September 20201.

Name	Type of equity-based instrument	Number held at start of the year	Number granted during the year as remuneration	Received on exercise and/or exercised during the year	Number forfeited or lapsed during the year[2]	Other changes during the year	Number held at end of the year	Number vested and exercisable at end of the year
Managing Director and Chief Executive Officer
Peter King	Ordinary shares	118,587	13,299	-	-	-	131,886	-
	Performance share rights	340,558	88,957	-	(82,720)	-	346,795	-
Group Executives
Rebecca Lim[3]	Ordinary shares	45,216	-	-	-	-	n/a	n/a
	Performance share rights	193,217	44,149	-	(16,963)	-	n/a	n/a
Guil Lima3	Ordinary shares	n/a	46,085	-	-	-	46,085	-
	Performance share rights	n/a	57,819	-	-	-	57,819	-
Carolyn McCann	Ordinary shares	59,253	7,922	-	-	-	67,175	-
	Performance share rights	78,548	39,815	-	(16,156)	-	102,207	-
David McLean	Ordinary shares	9,613	-	-	-	-	9,613	-
	Performance share rights	286,886	62,385	-	(64,798)	-	284,473	2,148
	Unhurdled share rights	79,277	18,838	-	-	-	98,115	67,884
Christine Parker	Ordinary shares	29,627	12,830	-	-	(10,000)	32,457	-
	Performance share rights	260,523	52,293	-	(60,585)	-	252,231	-
Michael Rowland[3,4]	Ordinary shares	n/a	-	-	-	-	-	-
	Performance share rights	n/a	-	-	-	-	-	-
David Stephen	Ordinary shares	135,929	18,981	-	-	-	154,910	-
	Performance share rights	278,698	85,683	-	-	-	364,381	-
Gary Thursby	Ordinary shares	108,354	20,219	-	-	-	128,573	-
	Performance share rights	213,978	60,592	-	(24,234)	-	250,336	-
Les Vance[3]	Ordinary shares	n/a	-	-	-	-	78,767	-
	Performance share rights	n/a	22,227	-	-	-	22,227	-
Jason Yetton[3]	Ordinary shares	n/a	-	-	-	-	-	-
	Performance share rights	n/a	54,213	-	-	-	54,213	-
Acting Group Executives
Richard Burton[3]	Ordinary shares	n/a	1,841	-	-	-	71,749	-
	Performance share rights	n/a	-	-	-	-	-	-
Alastair Welsh	Ordinary shares	37,256	35,944	-	-	-	73,200	-
	Performance share rights	14,944	-	-	(14,944)	-	-	-
Curt Zuber[3]	Ordinary shares	n/a	7,372	-	-	-	202,934	-
	Performance share rights	n/a	-	-	-	-	-	-
Former CEO and Group Executives
Brian Hartzer[3]	Ordinary shares	151,478	-	-	(20,933)	-	n/a	n/a
	CEO Performance share rights	840,679	-	-	(840,679)	-	n/a	n/a
Craig Bright[3]	Ordinary shares	132,151	20,244	-	(72,040)	(80,355)	n/a	n/a
	Performance share rights	77,696	74,121	-	(151,817)	-	n/a	n/a
Lyn Cobley[3,5]	Ordinary shares	110,717	-	-	(9,362)	-	n/a	n/a
	Performance share rights	356,810	67,944	-	(105,123)	-	n/a	n/a
David Lindberg[3]	Ordinary shares	82,671	-	-	-	-	n/a	n/a
	Performance share rights	319,482	69,383	-	(68,502)	-	n/a	n/a

1.	The highest number of shares held by an individual in the table is 0.0056% of total Westpac ordinary shares outstanding as at 30 September 2020.
2.	Forfeitures or lapses during the year are as a result of a failure to meet performance conditions and resignation, with the exception of a former Group Executive who also has adjustments for material risk and compliance matters (such as AUSTRAC).
3.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
4.	Michael Rowland held interests in 500 Westpac Capital Notes 3 and 500 Westpac Capital Notes 5.
5.	In addition to holding ordinary shares, Lyn Cobley and her related parties held interests in 4,000 Westpac Capital Notes 5 and 3,500 Westpac Capital Notes 6.

116	WESTPAC GROUP 2020 ANNUAL REPORT

Directors’ report

7.6.	Loans to Non-executive Directors and Executive Key Management Personnel disclosures

Financial instrument transactions that occurred during the financial year between Non-executive Directors, the CEO or Group Executives and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as they apply to other employees and certain customers. These transactions are provided at arms-length and at normal commercial rates and consist principally of normal personal banking and financial investment services.

The table below details loans to Non-executive Directors, the CEO and Group Executives (including their related parties) of the Group.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Number in Group at end of the year
Non-executive Directors	19,785,162	165,382	-	1,171,921	1
CEO and Group Executives	11,919,499	383,875	-	14,607,236	7
Total	31,704,661	549,257	-	15,779,157	8

The table below details KMP (including their related parties) with loans above $100,000 during 2020.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Highest indebtedness during the year $
Non-executive Directors
Steven Harker[1]	15,000,000	67,053	-	-	15,000,000
Peter Nash	1,189,402	37,596	-	1,171,921	1,291,099
Former Non-executive Directors
Lindsay Maxsted[2]	2,666,979	57,313	-	n/a	3,103,318
Ewen Crouch[2]	928,781	3,420	-	n/a	928,781
CEO and Group Executives
Rebecca Lim[2]	600,000	5,495	-	600,000	600,000
Carolyn McCann	307,697	9,030	-	261,373	347,697
David McLean	625,816	25,634	-	681,206	690,169
Christine Parker	4,988,520	145,275	-	4,981,435	5,026,841
Gary Thursby	1,864,791	69,695	-	-	1,947,763
Les Vance[2]	n/a	21,415	-	2,531,885	2,653,970
Alastair Welsh	726,205	24,104	-	651,337	1,520,788
Curt Zuber[2]	n/a	13,192	-	4,900,000	4,900,000
Former CEO and Group Executives
Brian Hartzer[2]	806,470	5,626	-	n/a	819,538
Lyn Cobley[2]	2,000,000	64,409	-	n/a	2,007,287

1	Steven Harker’s loan was in place prior to his commencement as a Non-executive Director at Westpac. Steven disclosed the loan as part of the onboarding process. The loan was provided at arms-length in the ordinary course of business and at normal commercial rates.
2.	The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

WESTPAC GROUP 2020 ANNUAL REPORT	117

Directors’ report

11. Auditor

a)	Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2019 and 2020 financial years are set out in Note 35 to the respective financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $6.1 million in total (2019: $7.5 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in Westpac’s Corporate Governance Statement and in the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2020 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied, in accordance with advice received from the Board Audit Committee, that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

•	all non-audit services provided by PwC for the year have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of PwC; and
•	based on Board quarterly independence declarations made by PwC to the Board Audit Committee during the year, none of the services undermine the general principles relating to auditor independence including reviewing or auditing PwC’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

Signed in accordance with a resolution of the Board.

John McFarlane	Peter King
Chairman	Managing Director & Chief Executive Officer
1 November 2020	1 November 2020

118	WESTPAC GROUP 2020 ANNUAL REPORT

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

Consumer is responsible for sales and service of banking products, including mortgages, credit cards, personal loans, and savings and deposit products to consumer customers in Australia. Banking products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands. Consumer works with Business, WIB, and Specialist Businesses in the sales, service, and referral of certain financial services and products including general and life insurance, superannuation, platforms, auto lending and foreign exchange.

Business provides business banking products and services for Australian SME and Commercial customers (including Agribusiness) generally up to $200 million in exposure. The division also serves Private Wealth. SME includes relationship managed and non-relationship managed SME customers. The division offers a wide range of banking products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, equipment finance and property finance. Business operates under the Westpac, St.George, BankSA, and Bank of Melbourne brands. Business works with Consumer, WIB, and Specialist Businesses in the sale, referral and service of select financial services and risk management products (including corporate superannuation, foreign exchange and interest rate hedging).

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers operating in, or with connections to, Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB works with all the Group’s divisions in the provision of markets’ related financial needs including foreign exchange and fixed interest solutions.

Westpac New Zealand provides banking, wealth and insurance products and services for consumer, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks: Westpac New Zealand Limited, which is incorporated in New Zealand, and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates through a network of branches and ATMs in both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products and services are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand maintains its own infrastructure, including technology, operations and treasury in accordance with regulatory requirements.

Specialist Businesses provides automobile finance, Australian life, general and lenders mortgage insurance, investment product and services (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. It also manages Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea. The division operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Specialist Businesses works with Consumer, Business and WIB in the provision of select financial services and products.

Group Businesses include:

•	Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and the management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;
•	Group Technology, which is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration in Australia; and
•	Core Support, which comprises Group support functions, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations.

1.	A consumer is defined as a person who uses our products and services. It does not include business entities.
2.	Refer to Note 31 to the financial statements for a list of our material controlled entities as at 30 September 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	119

Information on Westpac

Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate the presentation of the performance of the Group’s divisions, gains/losses from most asset sales, earnings and costs associated with the Group’s Fintech investments, costs associated with customer remediation for the Advice business3, and certain other head office items such as centrally raised provisions.

Significant developments

COVID-19 impacts on Westpac

COVID-19 has had, and continues to have, a significant and adverse impact on the Australian economy, the banking sector, our customers, counterparties and third party suppliers, as well as our operations.

In response to the COVID-19 pandemic, the Australian government has taken a number of actions to help reduce and mitigate the economic impact of the pandemic, including in relation to JobKeeper and JobSeeker payments. The Australian, State and Territory governments have also implemented a range of material restrictions on businesses, venues, travel, movement and gatherings of people. There have also been similar restrictions put in place in other jurisdictions in which the Group operates. Many of these new measures have adversely impacted Westpac.

Westpac’s business activities and operations have been, and will likely in the future be, disrupted by the COVID-19 pandemic. For example, the COVID-19 pandemic has resulted in Westpac closing workplaces and suspending the provision of services through certain channels. The COVID-19 pandemic has also disrupted, and will continue to disrupt, numerous industries and global supply chains.

Banks continue to play an important role in supporting customers, continuing to lend to keep credit flowing and supporting the circulation of funds in the economy. Westpac has provided support to certain customers impacted by the COVID-19 pandemic by implementing a range of initiatives, such as lowering interest rates on certain products, waiving certain fees, providing special loans to support customers to manage their cash flow and granting deferrals of mortgage and business loan repayments. These initiatives, and any support that governments or regulators may in the future require banks to provide to customers impacted by the COVID-19 pandemic, may have a negative impact on the Group’s financial performance and may see the Group assume greater risk than it would have under ordinary circumstances.

Both APRA and ASIC have supported the provision of credit to customers in these circumstances and remain closely engaged to understand the impact of these measures on our customers, capital, credit risk profile and liquidity. On 1 September 2020, Westpac submitted a comprehensive plan to APRA and ASIC detailing the existing and planned processes in place to ensure appropriate ongoing borrower review, customer engagement, capabilities, resourcing and oversight across the borrower assessment process for COVID-19 impacted customers. Westpac is expected to identify, address and report to ASIC and APRA any material issues that arise in the implementation of these plans.

The COVID-19 pandemic has also led to increased regulatory focus in certain areas, including operational resilience, technology, cyber security, capital management and stress testing. Westpac continues to manage these risks.

In March 2020, the RBA established a Term Funding Facility (TFF) to lower funding costs for the entire banking system so that the cost of credit to households and businesses is low, and to provide an incentive for lenders to support credit to businesses. The TFF provides Westpac access to at least $29.8 billion of funds through three year repurchase transactions at a fixed interest rate of 25 basis points. For further information on the TFF see Note 21 to the financial statements.

Further information on the actual and potential impacts of COVID-19 and the Group’s response are set out in the ’Strategic Report’ and ‘Risk Factors’ sections.

Westpac significant developments

Leadership changes, reset of strategy and launch of Lines of Business operating model

Since November 2019, there have been significant changes to the Westpac Board and Group Executives. Further information is set out in Section 10 of the Directors’ Report.

In addition, Westpac has adopted a new purpose, helping Australians and New Zealanders succeed, and reset its strategy which is focused on concentrating on banking in our core markets of Australia and New Zealand to support consumer, business, commercial and institutional customers. Further information is set out in the Strategic Report section.

Westpac has also launched its Lines of Business operating model to clarify responsibility and accountability for end-to-end performance. Further information is set out in the Strategic Report section.

AUSTRAC civil proceedings

On 20 November 2019, AUSTRAC commenced civil proceedings in the Federal Court of Australia against Westpac in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) (AML/CTF Act). These proceedings related to non-reporting of a large number of International Funds Transfer Instructions (IFTIs) and a failure to include in a number of IFTIs required information about the payer, failings in relation to record keeping and the passing on of certain data required in IFTIs, failure to comply with correspondent banking obligations, AML/CTF Program failures and contraventions of ongoing customer due diligence obligations. AUSTRAC alleged over 23 million contraventions of the AML/CTF Act.

On 24 September 2020, Westpac announced that it had reached an agreement with AUSTRAC to resolve the proceedings, subject to Court approval. Under the agreement, the parties agreed to file with the Court a Statement of Agreed Facts and Admissions (SAFA), and to recommend to the Court that Westpac pay a civil penalty of $1.3 billion in relation to in excess of 23 million admitted contraventions of the AML/CTF Act. Westpac also agreed to pay AUSTRAC’s legal costs of $3.75 million. In light of the above developments, Westpac has increased the provision in respect of the penalty from $900 million to $1.3 billion. The settlement was approved by the Court on 21 October 2020. Further information on the provision is set out in Note 27 to the financial statements.

120	WESTPAC GROUP 2020 ANNUAL REPORT

Information on Westpac

As part of the SAFA, Westpac admitted to additional contraventions of the AML/CTF Act to those in its Defence of May 2020, and to the new allegations in the Amended Statement of Claim that AUSTRAC filed with the Court on 24 September 2020. Those additional admitted contraventions relate to the reporting of 76,144 IFTIs that did not contain the required information about the payer, two additional failures to comply with correspondent banking due diligence obligations, a failure to conduct appropriate ongoing customer due diligence in relation to a number of additional customers, and aspects of Part A of Westpac’s AML/CTF Program not fully complying with the requirements under the AML/CTF Act and the AML/ CTF Rules.

AUSTRAC response plan and external reviews

Since the commencement of the AUSTRAC proceedings, Westpac has made significant progress in its AUSTRAC response plan. Further information on the AUSTRAC response plan is set out in the Strategic Report section.

Westpac commissioned a number of external reviews in order to identify the causes of the compliance failings related to the AUSTRAC proceedings, determine appropriate consequences, and to identify key lessons learned. These reviews include a review by an Advisory Panel into Westpac’s Board governance of AML/CTF obligations, an assurance review by Promontory of Westpac’s management accountability investigation, and a review, also by Promontory, of Westpac’s financial crime program.

On 4 June 2020 Westpac released a copy of the Advisory Panel Report and a summary of the reviews’ findings and recommendations.

Financial Crime

Following the AUSTRAC proceedings, Westpac has been progressing actions to improve its financial crime program. This includes a significant multi-year program of work to improve its management of financial crime risks (including AML/CTF, sanctions, Anti-Bribery and Corruption, Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standards (CRS)). Through this work, Westpac has identified further weaknesses and areas for improvement, which it is addressing. Specific focus areas include uplifting its AML/CTF policies, reviewing the completeness of data feeding into its AML/CTF systems and considering the adequacy and appropriateness of its AML/ CTF processes and controls. The work also involves addressing matters identified in AUSTRAC’s Statement of Claim and outlined in the SAFA.

Westpac is also undertaking remediation work in multiple areas, including applicable customer identification procedures, ongoing and enhanced customer due diligence, customer and payment screening, risk assessments, transaction monitoring and regulatory reporting including in relation to IFTIs, Threshold Transaction Reports (TTRs) and Suspicious Matter Reports (including “tipping off” controls).

With increased focus on financial crime, further issues requiring attention have been identified and may continue to be identified. As part of these efforts, Westpac identified deficiencies in certain systems and controls relevant to its obligation to file TTRs. This has resulted in instances where the Group has failed to report TTRs, as well as instances where the Group filed TTRs with incomplete or inaccurate information. The Group self-reported these TTR deficiencies to AUSTRAC, providing a series of updates since 2019, and is keeping AUSTRAC apprised of the status of its remediation.

As part of the remediation work the Group is also working to remediate gaps and enhance controls to support compliance with its FATCA and CRS obligations.

Details about the consequences of failing to comply with financial crime obligations are set out in the Risk Factors section.

Australian Prudential Regulation Authority (APRA) and Australian Securities and Investments Commission (ASIC) investigations

On 17 December 2019, APRA commenced an investigation examining potential contraventions by Westpac, its directors and/or senior managers of the Banking Act 1959 (Cth) (including the Banking Executive Accountability Regime) (Banking Act) and/ or APRA’s Prudential Standards by engaging in, and the way it responded to, the conduct which is the subject of the AUSTRAC proceedings.

On 17 June 2020, APRA delegated certain of its enforcement powers under the Banking Act to ASIC. Following that delegation, ASIC will examine potential contraventions under the Banking Act by Westpac, its directors and/or senior managers. APRA has retained its power to administratively disqualify certain individuals under the Banking Act.

ASIC has commenced an extensive investigation into matters related to the AUSTRAC allegations in the AUSTRAC proceedings. Westpac remains committed to cooperating and working constructively with ASIC during its investigation which is ongoing. Westpac has not received an indication from ASIC about the nature of any enforcement action it may take. Details about the consequences of failing to comply with legal obligations are set out in the Risk Factors section.

Australian and US class actions

Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia by law firm Phi Finney McDonald, on behalf of certain investors in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the AUSTRAC proceedings. The claims do not identify the amount of any damages sought. However, given the time period in question and the nature of the claims it is likely that the damages which will be alleged will be significant. No provision has been taken in relation to the potential exposure.

A second class action in relation to similar issues was commenced by law firm Johnson Winter & Slattery in March 2020. The Phi Finney McDonald claim was subsequently amended to include the group members from the Johnson Winter & Slattery proceeding. The Johnson Winter & Slattery proceeding was discontinued in May 2020 by agreement between Westpac, the applicant in that proceeding and the applicant in the Phi Finney McDonald proceeding.

WESTPAC GROUP 2020 ANNUAL REPORT	121

Information on Westpac

In January 2020, a US class action was commenced by the Rosen Law Firm, naming Westpac, our current CEO and our former CEO as defendants. It was brought on behalf of certain investors in Westpac securities between 11 November 2015 and 19 November 2019. That claim related to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the AUSTRAC proceedings. The parties have agreed to settle this proceeding on a wholly without admissions basis and on the basis that in return for full releases from the class members in the proceeding, Westpac will pay an amount of US$3.1million. The settlement remains subject to approval by the District Court of Oregon and a process to give class members an option to opt out. In light of the above developments, Westpac has taken a provision in respect of the settlement.

APRA review into risk governance

On 17 December 2019, following the commencement of the AUSTRAC proceedings and other significant prudential reviews, APRA announced that in addition to investigating possible breaches of the Banking Act by Westpac, it would conduct an extensive supervision program focused on Westpac’s risk governance, accountability and risk culture. This program will assess Westpac’s remediation actions, the effectiveness of Westpac’s execution and the steps Westpac has been taking to strengthen risk governance, including through its self-assessment, which is referred to below. APRA’s review will consider several governance focus areas in non-financial and financial risk management and case studies. This review is expected to take approximately 18 months and result in a report of APRA’s observations and findings.

Operational risk capital overlays

The following additional capital overlays are currently applied by APRA to Westpac’s operational risk capital requirement:

•	$500 million in response to Westpac’s Culture, Governance and Accountability (CGA) self-assessment. The overlay applied from 30 September 2019 and will remain in place until APRA is satisfied that Westpac has completed its action plan.
•	$500 million in response to the magnitude and nature of issues alleged by AUSTRAC in its Statement of Claim. The additional overlay applied from 31 December 2019.

Both of the overlays have been applied through an increase in risk weighted assets (RWA). The impact on Westpac’s Level 2 common equity tier 1 (CET1) capital ratio at 30 September 2020 was 31 basis points.

Outcome of Specialist Businesses strategic review

On 4 May 2020, Westpac announced the creation of a new Specialist Businesses division consisting of the following businesses:

•	Superannuation, Investments and Platforms;
•	Insurance;
•	Auto and vendor finance; and
•	Westpac Pacific.

These businesses have since undergone a strategic review process which has now been completed. The outcome is that Westpac does not view itself as the long-term owner of these businesses and will seek to exit them over time as market conditions permit.

On 21 August 2020, Westpac announced that it had entered into an agreement for the sale of its Vendor Finance business to Angle Finance, a portfolio company of Cerberus Capital Management, L.P. Vendor Finance supports third parties to fund small ticket equipment finance loans to around 42,000 Australian businesses. Given the relatively modest size of the portfolio, the sale is expected to have an immaterial impact on Westpac’s balance sheet and capital ratios. Completion is expected to occur at the end of April 2021.

Consolidation of Westpac’s international operations

Following a comprehensive review of its Asia, Europe and US businesses, Westpac has decided to consolidate its international operations into three branches; Singapore, London and New York. This decision means the Group will exit operations in Beijing, Shanghai, Hong Kong, Mumbai and Jakarta. The changes are not expected to have a significant impact on cash earnings and, over time, are planned to improve the Group’s capital efficiency, including by reducing RWA.

Sale of shares in Pendal Group Limited

On 17 June 2020, Westpac announced the sale of approximately 31 million Pendal Group Limited (ASX:PDL) (Pendal) shares at a price of $5.98 per share, pursuant to a fully underwritten institutional offer. This sale completed the divestment of Westpac’s proprietary shareholding in Pendal, following earlier share sales in 2007, 2015 and 2017.

Sale of shares in Zip Co Limited

On 21 October 2020, Westpac announced the sale of its 10.7% stake in Zip Co Limited (ASX:Z1P) by way of a fully underwritten institutional offer. The decision reflects Westpac’s approach to simplifying its business and ensuring the efficient use of capital. The sale added approximately 8 basis points to Westpac’s common equity tier 1 capital ratio in the first half of FY21. Settlement of the transaction occurred on 26 October 2020.

Westpac reviews

Culture, Governance and Accountability reassessment

Following a reassessment of its existing CGA Remediation Plan (as defined below), which was undertaken in response to a request from APRA, Westpac has launched a Group-wide program to strengthen its management of non-financial risks.

Westpac first conducted a self-assessment into culture, governance and accountability in November 2018 and developed a remediation plan in response (CGA Remediation Plan). Following AUSTRAC’s Statement of Claim in November 2019, Westpac reassessed its remediation plan at the request of APRA. A central conclusion from the reassessment was that Westpac’s non-financial risk culture remains immature and reactive.

122	WESTPAC GROUP 2020 ANNUAL REPORT

Information on Westpac

As a result, Westpac is embarking on a Group-wide program, CORE – Customer Outcomes and Risk Excellence – with a focus on Board and Executive oversight of non-financial risk, and strengthening risk culture, risk frameworks and risk management capability. Promontory will provide ongoing assurance over the CORE program.

Further information about CORE is set out in the ’Strategic Report’ and ‘Group Performance’ sections.

Risk management

Westpac is upgrading its end to end risk management. Recent reviews have identified a wide range of shortcomings and areas for improvement in Westpac’s policies, systems and data, as well as its risk capabilities and risk management framework. The Group has a number of risks which sit outside of our risk appetite or do not meet the expectations of regulators. The CORE program is addressing some of these improvements. Key components of the CORE program include embedding a more proactive risk culture, refining a three lines of defence model to define clearer risk management accountabilities and improving risk awareness, capability and capacity through organisational-wide training and additional risk resources in the business. Other areas of improvement are being addressed through significant investment in risk management expertise in areas such as operational risk, compliance, financial crime, stress testing, modelling and data management.

Further information about risk management is set out in the Risk and Risk Management section.

Regulatory and Government focus

Royal Commission into the banking, superannuation and financial services industry

Implementation of the 76 express recommendations in the Final Report of the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry continues to have a significant impact on Australia’s banking and financial services entities and their regulators. Depending on how and when the government legislates or regulates for the recommendations there may also be adverse impacts on our business.

To allow the industry to focus on its response to COVID-19 and support for customers on 8 May 2020 the government announced a six month deferral in its Implementation Roadmap. A number of the legislative drafts are proposed to come into effect in early 2021 but the final form of these drafts have not yet been released by the government posing a challenge to implementation.

Presently, 50 recommendations apply to Westpac. The Group has commenced programs of work in relation to all of the applicable recommendations that have been the subject of legislative activity and/or regulatory activity and, to date, has implemented 14 recommendations.

In anticipation of the removal of grandfathering of conflicted remuneration payable to financial advisers effective from 1 January 2021, we are also currently reviewing third party remuneration arrangements.

Other impacts arising from the Royal Commission include a number of claims being brought against financial institutions in relation to certain matters considered during the Royal Commission, and the referral of several cases of misconduct to the financial regulators by Commissioner Hayne. The Royal Commission has also led to increased political and regulatory scrutiny of the financial industry in New Zealand and may continue to do so.

Changes to responsible lending laws

On 25 September 2020, the government announced a proposed simplification of Australia’s consumer credit regulatory regime. The government’s intended commencement date (subject to the passage of law) is 1 March 2021. We are closely monitoring this and will make any changes to our systems and processes as appropriate.

In addition to the responsible lending obligations, consumer credit is subject to regulatory oversight through a range of mechanisms, including APRA standards and guidance in relation to credit assessments by authorised deposit-taking institutions (ADIs), the ABA’s Banking Code of Practice and the general conduct obligations under section 47 of the National Consumer Credit Protection Act 2009 (Cth), including the obligation to do all things to ensure that credit activities are engaged in efficiently, honestly and fairly. Accordingly, without analogous changes to these regulatory requirements, removal of the responsible lending obligations may not necessarily have a significant impact on our overall consumer credit processes.

Focus on superannuation

On 6 October 2020, the government released a paper entitled ‘Your Future, Your Super’, setting out ‘reforms to make your super work harder for you’.

The first key reform involves linking a person to their superannuation fund throughout their working life (although a person can choose to change their super fund at any time). Rather than contributing to the employer’s default fund for its employees who do not choose their own superannuation fund, employers will be required to contribute to their employees’ existing superannuation funds. This reform is intended to reduce the number of people with multiple superannuation accounts. This means employees do not have to select a superannuation fund each time they change jobs, and should therefore reduce individuals having unintended multiple superannuation accounts.

The second key reform relates to annual performance tests. An online ATO ‘YourSuper’ comparison tool that compares funds by fees and performance will be introduced to assist people in selecting a superannuation fund. The tool will also expressly list under performing funds, based on the annual performance tests. These annual performance tests will apply by July 2021 for MySuper (default) products. If a MySuper product fails the performance ‘test’, the trustee will be required to notify members of the under performance by October 2021 and provide information about the YourSuper comparison tool. If a fund fails two consecutive performance ‘tests’, it will not be permitted to accept new members. Annual performance tests will also apply to certain types of superannuation choice options by July 2022.

Westpac is supportive of the changes given they are expected to drive increased competitiveness across the industry.

WESTPAC GROUP 2020 ANNUAL REPORT	123

Information on Westpac

In addition, APRA is increasing its supervisory focus on superannuation providers, including Westpac, with an emphasis on member outcomes and governance. Westpac’s superannuation entities are underway with an ongoing program of work to strengthen their management of risk under the risk management framework and address feedback from APRA.

Regulatory reviews and inquiries

Provision of credit - reviews by APRA

Following APRA reviews assessing the adequacy of our credit risk management framework including our controls, end-to-end processes, policies and operating systems, long-standing weaknesses have been identified that require significant uplift. The Group is making changes to systems and controls to improve its end-to- end approach for mortgage, business and institutional lending portfolios, as well as other key processes. This includes enhancing portfolio management practices, data governance, systems upgrades (including data collection and rationalisation), strengthening collateral management processes and improving assurance and oversight over our credit management frameworks. This program of work will also address issues identified by Westpac’s internal assurance and audit teams.

General regulatory changes affecting our business

Open banking regime

The Competition and Consumer Act 2010 (Cth), as amended by the Treasury Laws Amendment (Consumer Data Right) Act 2019 (Cth), contains a regime for a consumer data right that gives customers in Australia a right to direct that their data (starting with banking data) be shared with accredited third parties. Data sharing facilitates competition through easier product comparison and switching. This is expected to have significant implications for consumers and banks, including Westpac.

The Competition and Consumer (Consumer Data Right) Rules 2020 (the CDR Rules) commenced on 6 February 2020. The CDR Rules set out how the CDR regime will operate. Open Banking commenced on 1 July 2020 with the four major banks required to share consumer data for credit and debit card, deposit account and transaction account data with accredited service providers. Future phases will introduce additional products, joint accounts and business and corporate consumers. Other brands in the Westpac Group will be required to commence data sharing on 1 July 2021.

Comprehensive Credit Reporting (CCR)

The National Consumer Credit Protection Amendment (Mandatory Credit Reporting and Other Measures) Bill 2019 (Cth) is currently before the Senate. The Bill requires the four major Australian banks to supply CCR data to credit reporting bodies and outlines how financial hardship cases should be reported.

The Bill has not yet passed and there have been disruptions to the parliamentary schedule as a result of COVID-19. Nevertheless, Westpac is already participating in CCR on a voluntary basis.

Other litigation

ASIC’s outbound scaled advice division proceedings

On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) (Corporations Act) provisions, and selected 15 specific customers as the focus of their claim. Following an appeal by ASIC in the proceedings, on 28 October 2019 the Full Federal Court handed down its decision in ASIC’s favour and made findings that BTFM and WSAL each provided personal advice on relevant calls made to 14 of the 15 customers and made declarations of consequential contraventions of the Corporations Act (including section 912A(1) (a)). BTFM and WSAL were granted special leave to appeal by the High Court of Australia, which heard the appeal to the Full Federal Court’s decision on 7 and 8 October 2020. The High Court’s judgment in the matter is reserved. If this appeal is unsuccessful, the matter will be remitted to the Federal Court for a hearing on penalties and any other orders sought by ASIC.

ASIC’s proceedings against BT Funds Management and Asgard Capital Management

On 20 August 2020, ASIC commenced proceedings in the Federal Court against BT Funds Management Limited and Asgard Capital Management Limited, in relation to an issue that was a case study in the Royal Commission. The allegations concern the inadvertent charging of financial adviser fees to 404 customers totalling $130,006 after a request had been made to remove the financial adviser from the customers’ accounts. The issue was self-reported to ASIC in 2017 and customers have been contacted and remediated. BTFM and ACML accept the allegations made by ASIC and do not intend to defend the proceedings. Westpac is now working through the relevant Court procedural steps to try and bring the matter to a resolution.

Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited

On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since February 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. The matter has been set down for an initial trial in May 2021.

124	WESTPAC GROUP 2020 ANNUAL REPORT

Information on Westpac

Class action in the US relating to bank bill swap rate (BBSW)

In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a number of other Australian and international banks and brokers alleging misconduct in relation to the bank bill swap reference rate. Westpac has reached agreement with the Plaintiffs to settle this class action. The terms of the settlement are currently confidential and subject to negotiation and execution of settlement papers and Court approval. Westpac holds a provision in relation to this matter.

Class action relating to cash in super

On 5 September 2019, a class action against BTFM and WLIS was commenced in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions.

It is alleged that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought by the claim are unspecified. BTFM and WLIS are defending the proceedings.

Class action relating to consumer credit insurance

On 28 February 2020, a class action was commenced against Westpac Banking Corporation, Westpac General Insurance Limited and Westpac Life Insurance Services Limited in the Federal Court of Australia in relation to Westpac’s sale of consumer credit insurance (CCI). The claim follows other industry class actions.

It is alleged that the three entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought by the claim are unspecified. The three entities are defending the proceedings. Westpac no longer sells CCI products.

Class action relating to payment of flex commissions to auto dealers

On 16 July 2020, a class action was commenced against Westpac Banking Corporation and St George Finance Limited (SGF) in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of two class actions brought by Maurice Blackburn against a number of lenders in the auto finance industry.

It is alleged that Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Westpac and SGF are defending the proceedings. Another law firm publicly announced in July 2020 that it is preparing to commence a class action against Westpac entities in relation to flex commissions paid to auto dealers. Westpac has not been served with a claim from that law firm on flex commissions. Westpac has not paid flex commissions since 1 November 2018 following an industry-wide ban issued by ASIC.

Potential class actions

Westpac is aware from media reports and other publicly available material that other class actions against Westpac entities are being investigated. In July 2020, one law firm publicly stated that it intends to commence a class action against BTFM alleging that since 2014, BTFM did not act in the best interests of members of certain superannuation funds when obtaining group insurance policies. In August 2020, another law firm announced that it is investigating claims on behalf of persons who in the past 6 years acquired, renewed or continued to hold a financial product (including life insurance) on the advice or recommendation of a financial adviser from Magnitude Group, Securitor Financial Group or Westpac Banking Corporation. Westpac has not been served with a claim in relation to either of these matters and has no information about the proposed claims beyond the public statements issued by the law firms involved.

APRA regulatory changes and other changes affecting capital

APRA announcements on capital

As part of its response to the current economic environment following the COVID-19 pandemic, APRA has made the following announcements on capital:

•	Updated guidance on capital management and dividends: For 2020, APRA expects ADIs to retain at least half of their earnings, actively use the dividend reinvestment plan (DRP) and/or other capital management initiatives to at least partially offset the reduction in capital from distributions. Westpac took this guidance into consideration when determining the final dividend, which is discussed further in Section 3 of the Directors’ Report;
•	Adjustment to expectations for bank capital: As announced in March 2020, APRA does not expect ADIs to meet the ‘unquestionably strong’ capital benchmarks in the period ahead (so long as they remain above the current regulatory requirement). Westpac’s capital management strategy is set out further in the Review of Group Operations section;
•	Temporary amendments to the calculation of RWA for COVID-19 support packages: Where a support package provides an option to defer repayments for a period of time, for RWA calculation purposes, a bank need not treat the period of the repayment holiday as a period of arrears (provided the borrower had previously been meeting their repayment obligations). In addition, the government’s ‘Coronavirus SME Guarantee Scheme’ is to be regarded as an eligible guarantee by the government for RWA calculation purposes. The temporary capital treatment is available until the earlier of either a maximum period of ten months from when the initial repayment deferral was granted, or 31 March 2021;
•	Deferral of APRA’s implementation of the Basel III capital reforms by a year to January 2023; and
•	Deferral of changes to APS 222 Associations with Related Entities standard by a year to 1 January 2022.

WESTPAC GROUP 2020 ANNUAL REPORT	125

Information on Westpac

APRA’s proposed revisions to subsidiary capital investment treatment

APRA has proposed changes to APS 111 Capital Adequacy Measurement of Capital including changes to the existing approach for equity exposures in banking and insurance subsidiaries (Level 1). There is no impact to Westpac’s reported capital ratios on a Level 2 basis. APRA has indicated that they intend to recommence consultation and a revised standard will come into effect from 1 January 2022 following the COVID-19 pandemic.

Additional loss absorbing capacity

On 9 July 2019, APRA announced a requirement for the Australian major banks (including Westpac) to increase their total capital requirements by three percentage points of RWA as measured under the current capital adequacy framework. This increase in total capital will take full effect from 1 January 2024.

The additional capital is expected to be raised through Tier 2 Capital and is likely to be offset by a decrease in other forms of long term wholesale funding. Westpac is continuing to make progress towards the new requirements. As at 30 September 2020, the Tier 2 ratio was 3.15%.

APRA is still targeting an additional four to five percentage points of loss-absorbing capacity. Over the next four years, APRA has stated that it will consider feasible alternative methods for raising the remaining 1-2 percentage points.

APRA Prudential Standard CPS 511: Remuneration

On 23 July 2019, APRA released for consultation a new draft prudential standard and supporting discussion paper on remuneration. It is aimed at clarifying and strengthening remuneration arrangements in APRA- regulated entities. The new standard will replace existing remuneration requirements under CPS/SPS 510 Governance. In August 2020, APRA released its 2020-2024 Corporate Plan noting the revised APRA Prudential Standard CPS 511 is expected to be released from January to July 2021.

New Zealand

COVID-19 impacts

In response to COVID-19, a number of laws have been enacted by the New Zealand government to help reduce the economic impact and it has implemented a range of material restrictions on businesses, venues, travel and movement. Many of these new measures have impacted WNZL’s operations.

Also in response to COVID-19, there have been a number of new guidance updates published and regulatory delays announced by New Zealand regulators, including the Reserve Bank of New Zealand (RBNZ), the Financial Markets Authority and the Commerce Commission.

On 2 April 2020, a decision was made by the RBNZ to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19. Non- payment of dividends from WNZL only affects Westpac’s Level 1 CET1 capital ratio.

Westpac is well capitalised and at 30 September 2020 had a Level 1 CET1 capital ratio of 11.40%.

RBNZ Capital Review

On 5 December 2019, the RBNZ announced changes to the capital adequacy framework in New Zealand. The new framework includes the following key components:

•	Setting a Tier 1 capital requirement of 16% of RWA for systemically important banks (including WNZL) and 14% for all other banks;
•	Additional Tier 1 capital (‘AT1’) can comprise no more than 2.5% of the 16% Tier 1 capital requirement;
•	Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven year period;
•	Maintaining the existing Tier 2 capital requirement of 2% of RWA; and
•	Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA.

Westpac believes WNZL is already strongly capitalised with a Tier 1 capital ratio of 15% at 30 September 2020 based on the current RBNZ rules. On a pro forma basis (including the new RWA and capital requirements) at 30 September 2020 and assuming a Tier 1 capital ratio of 16-17%, WNZL would require a further NZ$1.6-$2.2 billion of Tier 1 capital to meet the new requirements that are fully effective in 2028.

In response to the impacts of COVID-19, and to support credit availability, the RBNZ has delayed the start date of the new capital regime by 12 months to 1 July 2021 and the RBNZ will consider further delays in 2021 if it considers that market conditions warrant it. Banks will be given up to seven years to comply.

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

On 30 October 2019, the RBNZ informed WNZL that it had accepted the submission and measures undertaken by WNZL to achieve satisfactory compliance with BS2B, and that WNZL would retain its accreditation to use internal models for credit risk in the calculation of its regulatory capital requirements. With effect from 31 December 2019, the RBNZ removed the requirement imposed on WNZL since 31 December 2017 to maintain minimum regulatory capital ratios that were two percentage points higher than the ratios applying to other locally incorporated banks.

126	WESTPAC GROUP 2020 ANNUAL REPORT

Information on Westpac

Supervision and regulation

Australia

Within Australia, we are subject to supervision and regulation by seven principal agencies and bodies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); the Australian Competition and Consumer Commission (ACCC); the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Office of the Australian Information Commissioner (OAIC).

APRA is the prudential regulator of the Australian financial services industry.

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

The OAIC is responsible for the regulation of privacy and information rights, including under the Privacy Act 1988 (Cth) (Privacy Act). Its functions include handling complaints about the handling of personal information and conducting investigations into potential breaches of the Privacy Act.

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

WESTPAC GROUP 2020 ANNUAL REPORT	127

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

In addition, a US federal branch is subject to periodic on-site examination by the US Comptroller of the Currency. Such examination may address risk management, operations, asset quality, compliance with the record-keeping and reporting, and any additional requirements prescribed by the US Comptroller of the Currency from time to time.

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

Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies, including the US Securities and Exchange Commission, US Financial Industry Regulatory Authority, the US Commodity Futures Trading Commission and the National Futures Association.

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

United States

The USA PATRIOT Act of 2001 requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions and other customers and counterparties, terminating correspondent accounts for foreign ’shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti- money laundering compliance requirements of the USA PATRIOT Act include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. Westpac’s New York branch and Westpac Capital Markets LLC maintain an anti-money laundering compliance program designed to address US legal requirements.

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

Legal proceedings

Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. Material legal proceedings, if any, are described in Note 27 to the financial statements and under ’Significant developments’ above. Where appropriate as required by the accounting standards, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is (+61) 2 9155 7713 and our international telephone number is (+61) 2 9155 7700.

128	WESTPAC GROUP 2020 ANNUAL REPORT

This page has been intentionally left blank.

WESTPAC GROUP 2020 ANNUAL REPORT	129

Group performance

SECTION 2

Five year summary

Reading this report

Review of Group operations

Income statement review

Balance sheet review

Capital resources

Divisional performance

Consumer

Business

Westpac Institutional Bank

Westpac New Zealand

Specialist Businesses

Group Businesses

Risk and risk management

Risk management

Risk factors

Other Westpac business information

130	WESTPAC GROUP 2020 ANNUAL REPORT

Five year summary

Five year financial summary1

(in $m unless otherwise indicated)	2020	2019	2018	2017	2016
Income statements for the years ended 30 September[2]
Net interest income	16,696	16,907	16,505	15,516	15,148
Net fee income	1,592	1,655	2,424	2,603	2,611
Net wealth management and insurance income	751	1,029	2,061	1,800	1,899
Trading income	895	929	945	1,202	1,124
Other income	249	129	72	529	59
Net operating income before operating expenses and impairment charges	20,183	20,649	22,007	21,650	20,841
Operating expenses	(12,739)	(10,106)	(9,566)	(9,282)	(9,073)
Impairment charges	(3,178)	(794)	(710)	(853)	(1,124)
Profit before income tax	4,266	9,749	11,731	11,515	10,644
Income tax expense	(1,974)	(2,959)	(3,632)	(3,518)	(3,184)
Profit attributable to non-controlling interests (NCI)	(2)	(6)	(4)	(7)	(15)
Net profit attributable to owners of Westpac Banking Corporation (WBC)	2,290	6,784	8,095	7,990	7,445
Balance sheet as at 30 September[2]
Loans	693,059	714,770	709,690	684,919	661,926
Other assets	218,887	191,856	169,902	166,956	177,276
Total assets	911,946	906,626	879,592	851,875	839,202
Deposits and other borrowings	591,131	563,247	559,285	533,591	513,071
Debt issues	150,325	181,457	172,596	168,356	169,902
Loan capital	23,949	21,826	17,265	17,666	15,805
Other liabilities	78,467	74,589	65,873	70,920	82,243
Total liabilities	843,872	841,119	815,019	790,533	781,021
Total shareholders’ equity and NCI	68,074	65,507	64,573	61,342	58,181
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	31	174	188	188	188
Dividend payout ratio (%)[3]	48.87	88.83	79.52	79.28	84.19
Return on average ordinary equity (%)	3.37	10.65	13.05	13.65	13.32
Basic earnings per share (cents)	63.7	196.5	237.5	238.0	224.6
Net tangible assets per ordinary share ($)[4]	15.67	15.36	15.39	14.66	13.90
Share price ($):
High	29.81	30.05	33.68	35.39	33.74
Low	13.47	23.30	27.24	28.92	27.57
Close	16.84	29.64	27.93	31.92	29.51
Business performance
Operating expenses to operating income ratio (%)	63.12	48.94	43.47	42.87	43.53
Net interest margin (%)	2.03	2.12	2.13	2.06	2.10
Capital adequacy
Total equity to total assets (%)	7.5	7.2	7.3	7.2	6.9
Total equity to total average assets (%)	7.4	7.3	7.4	7.2	7.0
APRA Basel III:
Common equity Tier 1 (%)	11.13	10.67	10.63	10.56	9.48
Tier 1 ratio (%)	13.23	12.84	12.78	12.66	11.17
Total capital ratio (%)	16.38	15.63	14.74	14.82	13.11
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	2.21	1.41	1.14	1.29	1.79
Total provisions for expected credit losses/impairment on loans and credit commitments to total loans (basis points)[5]	88	54	43	45	54

1.	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
2.	The above income statement extracts for 2020, 2019 and 2018 and balance sheet extracts for 2020 and 2019 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2017 and 2016 and balance sheet extracts for 2018, 2017 and 2016 are derived from financial statements previously published.
3.	Adjusted for Treasury shares.
4.	Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares held.
5.	Provisions for expected credit losses (ECL) on loans and credit commitments as at 2020 and 2019 were determined based on AASB 9 Financial Instruments (December 2014) (AASB 9). Provisions for impairment charges on loans and credit commitments as at 2018, 2017 and 2016 were based on AASB 139 Financial Instruments: Recognition and Measurement (AASB 139) and were not restated.

WESTPAC GROUP 2020 ANNUAL REPORT       131

Five year summary

Five year non-financial summary1

Key trends across a range of non-financial areas of performance are provided in the following five year non-financial summary.

(in $m unless otherwise indicated)	2020	2019	2018	2017	2016
Customer
Total customers (millions)[2]	14.0	14.2	14.2	13.9	13.4
Digitally active customers (millions)[3]	5.9	5.8	5.6	5.3	4.9
Branches[4]	1,103	1,143	1,204	1,251	1,310
Branches with 24/7 capability (%)[6]	36	35	33	29	27
ATMs	2,036	2,847	3,222	3,665	3,757
Smart ATMs (%)[6]	69	54	47	44	37
Change in consumer complaints (%) - Australia[7]	145	94	12	(18)	(31)
Change in consumer complaints (%) - NZ	6	2	(16)	(21)	(7)
Number of approved applications for financial assistance from customers experiencing financial hardship[8]	75,367	52,025	37,678	28,322	30,759
Employees
Total employees (full-time equivalent)[9]	36,849	33,288	35,029	35,096	35,580
Employee voluntary attrition (%)[10]	7.4	10.3	10.0	9.6	10.6
New starter retention (%)[11]	85.8	84.5	84.1	84.7	85.5
Employee Commitment Index (%)[12]	73	72	73	76	-
Lost Time Injury Frequency Rate (LTIFR)[13]	0.4	0.4	0.4	0.6	0.8
Whistleblower reporting - number of new concerns[14]	184	278	289	344	209
Women as percentage of the total workforce (%)	57	58	57	58	58
Women in leadership (%)[15]	50	50	50	50	48
Environment
Total Scope 1 and 2 emissions - (tonnes CO2-e)[16]	107,634	121,168	128,339	134,237	156,701
Total Scope 3 emissions - (tonnes CO2-e)[17]	91,616	87,262	90,454	94,279	80,125
Paper consumption - Aust and NZ (tonnes)[18]	1,539	1,812	2,161	2,706	3,304
Carbon neutrality	Maintained	Maintained	Maintained	Maintained	Maintained
Sustainable lending
Climate change solutions attributable financing - Aust and NZ ($m)	10,059	9,263	9,113	6,979	6,193
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[19]	75	75	71	65	59
Electricity generation portfolio emissions intensity (tonnes CO2-e/ MWh)[20]	0.25	0.26	0.28	0.36	0.38
Finance assessed under the Equator Principles - Group ($m)[21]	126	454	773	891	617
Social impact
Community investment excluding commercial sponsorships ($m)[22]	153	130	128	164	148
Community investment as a percentage of pre-tax profits - Group (%)[22]	3.58	1.33	1.09	1.42	1.39
Community investment as a percentage of pre-tax operating profit (cash earnings basis)[22]	3.21	1.32	1.10	1.41	1.32
Financial education (participants)[23]	1,009,232	619,995	133,844	112,263	59,596
Supply chain
Top suppliers assessed under the Westpac Responsible Sourcing Program (%)[24]	100	98	100	21	-
Spend with Indigenous Australian suppliers - Australia ($m)[25]	5.9	4.2	4.5	2.8	1.7

132       WESTPAC GROUP 2020 ANNUAL REPORT

Five year summary

1.	All data represents Group performance as at 30 September unless otherwise stated.
2.	All customers with an active relationship (exclude channel only and potential relationships).
3.	Westpac Group customers who, as at 30 September, have successfully authenticated at least once into the Bank’s digital banking platforms (including Quick zone) within the last 90 days.
4.	Includes six advisory centres and one community banking centre.
5.	Branches that allow customers to self-serve 24/7 via a range of devices that allow them to withdraw and deposit cash, coin exchange etc. (not all these services would be available at every 24/7 zone). Access determined by individual location (i.e. shopping centre opening hours may prevent 24/7 access).
6.	ATMs with deposit taking functionality. Excludes envelope deposit machines.
7.	Total Australia complaints excluding WIB. Full Year 2019 change trend reflects updates to our complaints policy and standard which now requires people to log all complaints, even if they are resolved within 5 days. Complaints number is inclusive of 12,367 complaints related to COVID-19.
8.	Number of approved applications for financial assistance from Westpac Group customers experiencing financial hardship. Financial hardship occurs when a person is unable to meet their repayment obligations for a period of time due to an unexpected event or unforeseen change in circumstances, such as illness or injury or a change in employment. Each request is assessed on a case-by-case basis. Some hardship options that may be available to customers include reduced or deferred repayments and reduction in interest charges.
9.	Full-time equivalent employees include permanent (full-time and pro-rata part-time staff) employees, and temporary (overtime, temporary and contract staff) employees.
10.	Employee voluntary attrition refers to the total voluntary separation of permanent employees over the 12 months average total permanent headcount for the period (includes full time, part time and maximum term employees).
11.	New starter retention over the 12 months rolling new starter headcount for the period (includes full time and part time permanent employees).
12.	New monthly employee survey conducted from 2017. Six month rolling average results reported and prior data not included due to change in survey methodology. The 2019 result has been reviewed and updated.
13.	Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Westpac Pacific figures included since FY16.
14.	Number of disclosures entered into the whistleblower case management database that has come via: a direct entry by the whistleblower, the whistleblower external hotline, the Group’s Whistleblower Protection Officer, or other Eligible Recipients.
15.	Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers.
16.	Scope 1 emissions are the release of greenhouse gases (GHG) into the atmosphere as a result of Westpac Group’s direct operations for the period 1 July to 30 June. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007 (NGER Act). New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance for GHG reporting and Toitū carbonzero programme rules. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from the Westpac’s operations for the period 1 July to 30 June. Australian data is prepared in accordance with the NGER Act 2007. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance for GHG reporting and Toitū carbonzero programme rules.
17.	Scope 3 emissions are indirect greenhouse gases (GHG) emitted as a consequence of Westpac Group operations but occur at sources owned or controlled by another organisation for the period 1 July to 30 June. Australian data is prepared in accordance with the Climate Active Carbon Neutral Standard for Organisations. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance on GHG reporting and Toitū carbonzero programme rules. 2016 to 2019 figures restated to reflect methodology update in 2020.
18.	Total office paper and paper products purchased (in tonnes) by Westpac Group as reported by key suppliers. Includes office copy paper, paper products and printed materials, including direct mail and marketing documents (e.g. office stationery, marketing brochures, customer statements) and are reported for the period 1 July to 30 June.
19.	Measured as the percentage of indirect and direct financing (total committed exposure) to electricity generation assets in the Australian and New Zealand electricity markets.
20.	Data is based on the reported exposures to electricity generation (AUD lending only). The average financed emissions intensity is calculated by weighting each loan (total committed exposures) by the emissions intensity of each company.
21.	The Equator Principles is a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.
22.	Indicator name changed from ‘Community investment ($m)’ to ‘Community investment excluding commercial sponsorships ($m)’ in 2018. 2017 figures were restated to be comparable with 2018. 2018 and 2017 figures include monetary contributions, time contributions, management costs and in-kind contributions comprising gifts and foregone fee revenue. 2016 and prior periods were not restated, and also include commercial sponsorships.
23.	Total number of interactions by employees, customers and general public with financial education materials offered by the Westpac Group during the year, delivered through face to face and online platforms. Uplift from 2019 number of participants driven by the inclusion of our Life Moments and Help for your Business Education pages.
24.	Top 100 Westpac Australia and New Zealand suppliers by spend assessed for inherent ESG risk for the 12 months ended 30 September.
25.	Annual spend with businesses that are 50% or more owned and operated by an Aboriginal or Torres Strait Islander person and certified with a relevant member organisation. Include Tiers 1 and 2 spend with Indigenous Australians suppliers. Prior periods restated to reflect inclusion of Tier 2 spend, first reported in 2018. 2019 and 2018 adjusted to reflect newly identified spend with Indigenous Australian suppliers.

WESTPAC GROUP 2020 ANNUAL REPORT	133

Reading this report

Disclosure regarding forward-looking statements

This Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ’seek’, ‘would’, ’should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’, ‘outlook’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•	the effect of the global COVID-19 pandemic, which has had, and is expected to continue to have, a negative impact on our business and global economic conditions, adversely affected a wide-range of Westpac’s key suppliers, third-party contractors and customers, created increased volatility in financial markets and may result in increased impairments, defaults and write-offs;
•	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;
•	regulatory investigations, reviews and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;
•	the failure to comply with financial crime obligations, which has had, and could further have, adverse effects on our business and reputation;
•	internal and external events which may adversely impact Westpac’s reputation;
•	litigation and other legal proceedings and regulator investigations and enforcement actions;
•	information security breaches, including cyberattacks;
•	reliability and security of Westpac’s technology and risks associated with changes to technology systems;
•	the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;
•	market volatility, including uncertain conditions in funding, equity and asset markets;
•	an increase in defaults in credit exposures because of a deterioration in economic conditions;
•	adverse asset, credit or capital market conditions;
•	the incidence of inadequate capital levels under stressed conditions;
•	the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due;
•	changes to Westpac’s credit ratings or the methodology used by credit rating agencies;
•	levels of inflation, interest rates (including low or negative interest rates), exchange rates and market and monetary fluctuations and volatility;
•	an increase in defaults, write-offs and provisions for credit impairments;
•	changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and other protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;
•	the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations;
•	poor data quality or poor data retention;
•	the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees, and operational risks resulting from ineffective processes and controls, as well as breakdowns in processes and procedures requiring remediation activity;
•	the incidence or severity of Westpac-insured events;
•	the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;
•	changes to Westpac’s critical accounting estimates and judgements and changes to the value of Westpac’s intangible assets;

134	WESTPAC GROUP 2020 ANNUAL REPORT

Reading this report

•	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;
•	the inability to syndicate or sell down underwritten securities, particularly during times of heightened market volatility;
•	the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and
•	various other factors beyond Westpac’s control.

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

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2020 and 30 September 2019 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2020, 2019 and 2018 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2020 is referred to as 2020 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ’$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7160, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Wednesday, 30 September 2020. The Australian dollar equivalent of New Zealand dollars at 30 September 2020 was A$1.00 = NZ$1.0802, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2016 to 30 September 2020.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

WESTPAC GROUP 2020 ANNUAL REPORT	135

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2020, 2019, 2018, 2017 and 2016 from our consolidated financial statements and related notes.

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

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Note 1 (b) includes details of the areas of our critical accounting assumptions and estimates and a reference to the relevant note in the financial statements providing further information. Each of the assumptions and estimates have been discussed at our Board Audit Committee (BAC). The following is a summary of the areas involving our most critical accounting estimates.

Provisions (other than Provisions for expected credit losses (ECL) on loans and credit commitments)

Provisions are held in respect of a range of obligations such as employee entitlements, litigation and non-lending losses, lease restoration obligations, restructuring costs and compliance, regulation and remediation provisions. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Refer to Note 27.

Provisions for ECL on loans and credit commitments

Provisions for ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

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

136	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

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

Where appropriate, adjustments will be made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models. Judgements can change with time as new information becomes available which could result in changes to the provision for ECL.

As at 30 September 2020, gross loans to customers were $698,661 million (2019: $718,378 million) and the provision for ECL was $5,602 million (2019: $3,608 million). Refer to Note 13.

Fair value of financial instruments

Financial instruments classified as held-for-trading (including derivatives) are measured at fair value through income statement. Investment securities measured at fair value through other comprehensive income are also recognised in the financial statements at fair value. As much as possible, financial instruments are valued with reference to quoted, observable market prices or by using models which employ observable valuation parameters. Where valuation models rely on parameters for which inputs are not observable, judgements and estimation may be required.

As at 30 September 2020, the fair value of trading securities and financial assets measured at fair value through profit or loss, investment securities measured at fair value through other comprehensive income, loans designated at fair value and life insurance assets was $135,376 million (2019: $113,989 million). The fair value of deposits and other borrowings at fair value, other financial liabilities at fair value, debt issues at fair value and life insurance liabilities was $47,142 million (2019: $56,979 million). The fair value of outstanding derivatives was a net asset of $313 million (2019: $763 million net asset). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $399 million (2019: $399 million) and $13 million (2019: $29 million), respectively. The fair value of financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgements and estimates used are reasonable in the current market. However, a change in these judgements and estimates would lead to different results as future market conditions can vary from those expected. Refer to Note 22.

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

Goodwill is tested for impairment annually, or when there is an indication of impairment, by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value-in-use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2020, the carrying value of goodwill was $8,397 million (2019: $8,895 million). A $498 million write-down for impairment of goodwill was recognised in 2020 (2019: nil). Refer to Note 25.

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

The net superannuation deficit across all our plans as at 30 September 2020 was $530 million (2019: net superannuation deficit of $335 million). As at 30 September 2020, one superannuation plan was in surplus of $71 million (2019: one plan in surplus of $73 million) and three superannuation plans were in deficit of $601 million (2019: three plans in deficit of $408 million). Refer to Note 34.

WESTPAC GROUP 2020 ANNUAL REPORT	137

Review of Group operations

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. All our businesses predominantly operate in jurisdictions with similar tax rates to the Australian corporate tax rate. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. For these circumstances, we hold appropriate provisions. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made. Refer to Note 7.

Life insurance contract liabilities

The actuarial valuation of life insurance contract liabilities and associated deferred policy acquisition costs are dependent upon a number of assumptions. The key factors impacting the valuation of these liabilities and related assets are the cost of providing benefits and administering the contracts, mortality and morbidity experience, discontinuance experience and the rate at which projected future cash flows are discounted. Refer to Note 15.

Impact of COVID-19

The COVID-19 pandemic and the measures put in place domestically and globally to control the spread of the virus have had a significant impact on global economies and financial markets. As a result, this has increased the uncertainty and judgement required in relation to our critical accounting assumptions and estimates, primarily relating to:

•	expected credit losses; and
•	recoverable amount assessments of intangible assets.

As there is a higher than usual degree of uncertainty associated with these assumptions and estimates, the actual economic conditions are likely to be different from those forecast which may significantly impact accounting estimates included in these financial statements. The impact of COVID-19 is discussed further in each of the related notes. Refer to Note 13 and Note 25.

138	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Income statement review

Consolidated income statement1

For the years ended 30 September	2020	2020	2019	2018	2017	2016
(in $m unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	19,366	27,047	33,222	32,571	31,232	31,822
Interest expense	(7,412)	(10,351)	(16,315)	(16,066)	(15,716)	(16,674)
Net interest income	11,954	16,696	16,907	16,505	15,516	15,148
Net fee income	1,140	1,592	1,655	2,424	2,603	2,611
Net wealth management and insurance income	538	751	1,029	2,061	1,800	1,899
Trading income	641	895	929	945	1,202	1,124
Other income	178	249	129	72	529	59
Net operating income before operating expenses and impairment charges	14,451	20,183	20,649	22,007	21,650	20,841
Operating expenses	(9,122)	(12,739)	(10,106)	(9,566)	(9,282)	(9,073)
Impairment charges	(2,275)	(3,178)	(794)	(710)	(853)	(1,124)
Profit before income tax	3,054	4,266	9,749	11,731	11,515	10,644
Income tax expense	(1,413)	(1,974)	(2,959)	(3,632)	(3,518)	(3,184)
Net profit for the year	1,641	2,292	6,790	8,099	7,997	7,460
Profit attributable to NCI	(1)	(2)	(6)	(4)	(7)	(15)
Net profit attributable to owners of WBC	1,640	2,290	6,784	8,095	7,990	7,445
Weighted average number of ordinary shares (millions)	3,590	3,590	3,450	3,406	3,355	3,313
Basic earnings per ordinary share (cents)	45.6	63.7	196.5	237.5	238.0	224.6
Diluted earnings per share (cents)[3]	45.6	63.7	189.5	230.1	229.3	217.8
Dividends per ordinary share (cents)	22	31	174	188	188	188
Dividend payout ratio (%)[4]	48.87	48.87	88.83	79.52	79.28	84.19

Overview of performance – 2020 v 2019

Net profit attributable to owners of WBC for 2020 was $2,290 million, a decrease of $4,494 million or 66% compared to 2019. 2020 net profit included a significant increase in impairment charges due to the economic impact of the COVID-19 pandemic, costs associated with the AUSTRAC proceedings, asset impairments and revaluations, and estimated customer refunds, payments, associated costs and litigation.

Net interest income decreased $211 million compared to 2019 predominantly due to a decrease in net interest margin of 9 basis points to 2.03%. The movement in net interest income is attributable to the impact of:

•	lower rates on average interest earning assets exceeding benefits from the decrease in the Group’s funding costs, which includes movements in economic hedges; and
•	lower charges for estimated customer refunds and payments than in 2019.

In aggregate, non-interest income decreased $255 million compared to 2019 mainly due to:

•	a decrease in net wealth and insurance income due to lower rates, asset impairment, and severe weather events resulting in higher claims; and
•	a decrease in net fee income from lower customer activities and fee waivers, partially offset by
•	a lower charge for estimated customer refunds and payments compared to 2019; and
•	the realisation of a gain upon the derecognition of an associate.

Operating expenses increased $2,633 million or 26% compared to Full Year 2019. The rise was mainly due to:

•	costs associated with AUSTRAC proceedings including a provision for penalty;
•	customer service costs associated with responding to COVID-19; and
•	asset impairments, and an increase in amortisation and impairment of capitalised software; partially offset by provisions for Wealth restructuring in 2019.

Impairment charges were $2,384 million higher compared to 2019 mostly reflecting the deterioration in the economy as a result of the COVID-19 pandemic which has led to a significant increase in the expected credit losses. Asset quality deteriorated, with stressed exposures5 as a percentage of total committed exposures at 1.91%, up 71 basis points compared to 2019

1.	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
2.	Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7160 (refer to ‘Reading this report’ section).
3.	Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.
4.	Adjusted for Treasury shares.
5.	Stressed exposures do not include exposures which are on an active COVID 19 deferral package as of September 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	139

Review of Group operations

The effective tax rate of 46.3% was higher than the 2019 effective tax rate of 30.4% predominantly due to both the provision for the AUSTRAC penalty and goodwill impairment being non-deductible.

The Board has determined a final dividend of 31 cents per ordinary share. The full year ordinary dividends of 31 cents is lower than the ordinary dividends declared in 2019 and represents a payout ratio of 48.87%. The full year ordinary dividend is fully franked.

Income statement review – 2020 v 2019

Net interest income – 2020 v 2019

$m	2020	2019	2018
Interest Income	27,047	33,222	32,571
Interest expense	(10,351)	(16,315)	(16,066)
Net interest income	16,696	16,907	16,505
Increase/(decrease) in net interest income
Due to change in volume	496	397	648
Due to change in rate	(707)	5	341
Change in net interest income	(211)	402	989

Net interest income decreased $211 million or 1% compared to 2019. Key features include:

•	3% growth in average interest earning assets from increased holdings of third party liquid assets, from a higher liquidity position driven by strong deposit inflow partly offset by Australian based lending;
•	Other interest earning assets increased due the deployment of excess liquidity to assets under reverse repurchase agreements, and higher collateral balances; and
•	Group net interest margin decreased 9 basis points to 2.03%. Refer to Interest spread and margin – 2020 v 2019 for primary drivers of margin movement.

Total loans decreased $21.7 billion or 3% compared to 2019. Excluding foreign currency translation impacts, total loans decreased $20.8 billion or 3%.

Key features of loan movements were:

•	Australian housing loans declined mostly from accelerated payments. The decline was in investor property lending down $10.6 billion or 6% with owner occupied lending up $5.3 billion or 2%;
•	Australian personal lending decreased across credit cards, personal loans and auto lending. This was consistent with the overall market trends in unsecured lending and auto finance with customers reducing debt and adopting other forms of finance;
•	Australian business lending contracted from lower demand for investment and working capital requirements along with higher institutional repayments;
•	Most of the increase in New Zealand lending was in housing, with the property market continuing to grow with business lending also a little higher. This was partly offset by lower personal loans due to customer deleveraging and increased competition;
•	Overseas lending decreased due to lower trade finance in Asia; and
•	Provision balances increased from changes in the economic scenarios and weightings used in AASB 9 provision models.

Deposits and other borrowings excluding certificates of deposit increased $30.9 billion or 6% compared to 2019. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposit increased $32.0 billion or 6%.

Key features of deposits and other borrowings excluding certificates of deposit growth were:

•	Australian deposits and other borrowings excluding certificates of deposit grew and the mix shifted from term deposits to at call products. Non-interest bearing deposits grew mainly due to $4.9 billion of higher mortgage offset balances;
•	New Zealand deposits and other borrowings excluding certificates of deposit increased across both households and businesses. The trends in deposit growth were similar to Australia with term deposits declining and at call increasing; and
•	Overseas deposits and other borrowings excluding certificates of deposit decreased with all of the decline in the second half of the year as we continued to reduce our exposure to international regions.

140	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Interest spread and margin – 2020 v 2019

$m	2020	2019	2018
Group
Net interest income	16,696	16,907	16,505
Average interest earning assets	821,718	798,924	774,944
Average interest bearing liabilities	745,641	734,282	715,509
Average net non-interest bearing assets liabilities and equity	76,077	64,642	59,435
Interest spread[1]	1.90%	1.94%	1.95%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.13%	0.18%	0.18%
Net interest margin[3]	2.03%	2.12%	2.13%

Group net interest margin of 2.03% decreased 9 basis points from 2019. Key features include:

•	Estimated customer refunds and payments contributed to an increase in margin of 2 basis points; and
•	Except for these items, net interest margin decreased 11 basis points driven by:

•	11 basis point decrease from lower deposit spreads and hedges due to the low interest rate environment. This was partially offset by changes in the mix of the portfolio with customers moving to at call accounts from term deposits;
•	7 basis point decrease from higher holdings of third party liquid assets due to our deployment of excess liquidity generated by strong deposit inflows and lower lending; and
•	4 basis point decrease from capital and other primarily due to lower income earned on hedged balances, this was partially offset by:
•	6 basis point increase from lower short term funding costs;
•	5 basis point increase from loan spreads with pricing changes to Australian mortgages and business loans partially offset by increased competition driving lower rates on new lending and retention pricing, and the impact of customers switching to lower spread fixed rate loans; and
•	Treasury and Markets contribution was flat on 2019 with interest rate risk management offset by fair value adjustments.

Non-interest income - 2020 v 2019

$m	2020	2019	2018
Net fee income	1,592	1,655	2,424
Net wealth management and insurance income	751	1,029	2,061
Trading income	895	929	945
Other income	249	129	72
Non-interest income	3,487	3,742	5,502

Non-interest income of $3,487 million decreased $255 million or 7% compared to 2019.

Net fee income decreased $63 million or 4% primarily resulting from:

•	The impacts of COVID-19 including fee waivers for customer support packages, lower interchange fees, and a decline in international card volumes;
•	A decline in institutional customer activity impacting syndication, arrangement and structured finance fee income (down $79 million), partially offset by:
•	Estimated customer refunds and payments which were $133 million in 2020 compared to $283 million in 2019.

Net wealth management and insurance income decreased $278 million or 27% primarily due to:

•	Lower life insurance income (down $355 million) due to asset impairment and deferred acquisition cost write-offs;
•	Lower general insurance income (down $105 million) due to elevated claims for bushfires and severe weather events;
•	Lower platform income (down $93 million) as customers migrated to lower margin products, a decline of funds under administration in line with lower markets and the impact of lower interest rates on managed cash balances;
•	Lower superannuation income (down $78 million) from pricing changes, customer migration to lower margin products, the impact of Protecting Your Super legislation, and the early release of superannuation.

1.	Interest spread is the difference between the average yield on all interest earning assets and the average yield on all interest bearing liabilities.
2.	The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average yield paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.
3.	Net interest margin is calculated by dividing net interest income by average interest earning assets.

WESTPAC GROUP 2020 ANNUAL REPORT	141

Review of Group operations

Trading income decreased $34 million or 4% primarily due to:

•	Offshore earnings hedges;
•	Lower client demand impacting sales performance; partially offset by
•	Higher non-customer income across fixed income and foreign exchange products benefiting from volatile markets.

Other income increased $120 million primarily due to a higher gain relating to the revaluation of an investment in Zip Co Limited ($303 million) partially offset by the realisation of a foreign currency loss related to the closure of the Mumbai branch in 2020 and the non-repeat of prior year asset sales and revaluations related to Paymark, Coinbase and 316 George Street.

Operating expenses – 2020 v 2019

$m	2020	2019	2018
Staff expenses	5,015	5,038	4,887
Occupancy expenses	1,016	1,023	1,033
Technology expenses	2,643	2,319	2,110
Other expenses	4,065	1,726	1,536
Total operating expenses	12,739	10,106	9,566
Total operating expenses to net operating income ratio (%)	63.12%	48.94%	43.47%

Operating expenses increased $2,633 million or 26% compared to 2019. Key features include:

•	Provisions and costs for the AUSTRAC proceedings ($1,478 million higher);
•	Write-down of intangible items ($668 million higher);
•	Asset sales and revaluations ($119 million higher); and
•	Costs associated with estimated customer refunds, payments, costs and litigation ($54 million higher);
•	Partly offset by non-repeat of costs associated with the exit of personal advice businesses ($241 million lower).

Except for these items, operating expenses increased $555 million or 6%. The following discussion excludes the impact of these key items.

Staff expenses increased $119 million or 2% from:

•	Additional FTE (up 3,561) over the year as we responded to the operational requirements of higher volumes associated with COVID-19 activities, and additional resources for risk and compliance (including financial crime);
•	Salary costs were higher as staff took less leave over the year; and
•	Lower short-term incentives and productivity benefits partly offset these increases.

Occupancy expenses decreased $7 million or 1% from:

•	Savings from onshore retail branch closures; and
•	Lower depreciation on operating leases;
•	Partly offset by exit costs associated with reducing our branch footprint.

Technology expenses increased $190 million or 8% mainly due to:

•	Higher amortisation, including the full-year impact of the Customer Service Hub; and
•	Higher telecommunication and software licensing costs mainly due to increased capacity and capability to support our staff working from home.

Other expenses increased $253 million or 16% due to:

•	Increased spending on risk and compliance; and
•	Costs associated with supporting COVID-19 activities, including the onshoring of certain activities.

142	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Impairment charges - 2020 v 2019

$m	2020	2019	2018
Total impairment charges	3,178	794	710
Impairment charges to average gross loans (basis points)	45	11	10

Impairment charges significantly increased to $3,178 million in 2020 (equivalent to 45 basis points of gross loans), up $2,384 million compared to 2019.

Total new collectively assessed provisions (CAP) charges were $2,090 million higher due to a $2,167 million increase in CAPs partially offset by a $77 million decrease in write-offs.

The increase in other changes in CAP was driven by the following:

•	Changes in forward-looking economic inputs, increased weighting of a downside economic scenario and increased overlay provisions from estimated impacts of the COVID-19 pandemic, predominately within the First Half 2020; and
•	A rise in 90+ day delinquencies in the mortgage portfolio; and the downgrade of certain customers in the Business division.

Total new individually assessed provisions (IAPs), write-backs and recoveries were $294 million higher than 2019. This was predominately due to higher new IAPs for five large exposures (three WIB Asia, one Business and one New Zealand). The higher IAPs were partially offset by higher recoveries in the unsecured portfolio.

Income tax expense - 2020 v 2019

$m	2020	2019	2018
Income tax expense	1,974	2,959	3,632
Tax as a percentage of profit before income tax expense (effective income tax rate)	46.27%	30.35%	30.96%

The effective tax rate of 46.3% in 2020 was significantly higher than the 2019 effective tax rate of 30.4%. The effective tax rate is above the Australian corporate tax rate of 30% with the key drivers being the non-deductible provision and associated costs for the penalty relating to AUSTRAC civil proceedings, and non-deductible goodwill impairments.

WESTPAC GROUP 2020 ANNUAL REPORT	143

Review of Group operations

Overview of performance - 2019 v 2018

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

144	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Income statement review – 2019 v 2018

Net interest income – 2019 v 2018

Net interest income increased $402 million or 2% compared to 2018. Key features include:

•	3% growth in average interest-earning assets, primarily from Australian and New Zealand housing and higher third party liquids;
•	Group net interest margin decreased 1 basis point to 2.12%. Refer to Interest spread and margin – 2019 v 2018 for primary drivers of margin movement.

Loans increased $5.1 billion or 1% compared to 2018. Excluding foreign currency translation impacts, loans increased $2.9 billion.

Key features of loan growth were:

•	Australian housing loans increased $4.5 billion or 1% with $60.6 billion of new lending partially offset by $56.1 billion of run off. Owner occupied balances grew 3% and comprised 58% of the portfolio, while investor property lending decreased 1%;
•	Australian personal loans decreased $1.8 billion or 8%, across personal lending, credit cards and auto finance. Demand for unsecured lending continued to decline in 2019 with our experience in line with the market;
•	Australian business and institutional loans decreased $2.0 billion or 1%, mostly due to lower institutional property lending as divisions prioritised returns over growth, partially offset by growth in agricultural lending;
•	Australian provision balances increased $0.8 billion or 32% at the start of the year mostly from the implementation of AASB 9 on 1 October 2018, which calculates credit loss provisioning on an expected loss basis; and
•	New Zealand lending increased A$4.4 billion or 6%. Housing loans grew 7%, mostly in fixed rate products and business lending increased 6%, supported by growth in agricultural, and property lending. This was partially offset by a decline personal lending and credit cards.

Deposits and other borrowings excluding certificates of deposit increased $6.8 billion or 1% compared to 2018. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposit increased $4.7 billion.

Key features of deposits and other borrowings excluding certificates of deposit growth were:

•	Australian deposits and other borrowings excluding certificates of deposit increased $2.4 billion or 1%, mostly from an increase in savings and transactional deposits, partially offset by a reduction in term deposits. Non- interest bearing deposits were up 4% from increased mortgage offset balances; and
•	New Zealand deposits and other borrowings excluding certificates of deposit increased A$3.1 billion or 5%, as term deposits were up 4% and interest bearing transactional deposits were up 12%. Non-interest bearing deposits increased 18%, from growth in business and consumer transactional deposits.

Certificates of deposit decreased $2.8 billion or 7%, reflecting reduced short-term wholesale funding issuance in this form.

Interest spread and margin – 2019 v 2018

Group net interest margin of 2.12% decreased 1 basis point from 2018. Key features include:

•	Provisions for estimated customer refunds, payments, associated costs, and litigation contributed to a reduction in margin of 3 basis points;
•	11 basis points increase from the adoption of AASB 15 and AASB 9 primarily related to the reclassification of line fees from net fee income to net interest income and the measurement of interest on performing loans based on the gross loan value; and
•	Except for these items, net interest margin decreased 9 basis points driven by:

•	Changes in short term wholesale funding rates having little impact with the average cost being similar in 2018 and 2019 despite the sharp reduction in bank bill swap rate (BBSW) in the second half of 2019;
•	Loan spreads were little changed, with the impact from changes to pricing of Australian variable mortgages being offset by competition, retention pricing and changes in the mix of the mortgage portfolio with customers switching from interest only to principal and interest;
•	2 basis point decrease from lower customer deposit spreads due to broad based competition and the impact from lower interest rates, particularly in the second half of 2019;
•	2 basis point decrease from liquidity primarily due to increased balances of third party liquid assets; and
•	Treasury & Markets contribution decreased 5 basis points due to lower Treasury revenue from interest rate risk management (3 basis points), and fair value adjustments (2 basis points).

WESTPAC GROUP 2020 ANNUAL REPORT	145

Review of Group operations

Non-interest income – 2019 v 2018

Non-interest income decreased $1,760 million or 32% compared to 2018. Key features include:

•	$657 million decrease from provisions for estimated customer refunds, payments, associated costs, and litigation;
•	$508 million decrease from the adoption of AASB 15 primarily related to the reclassification of line fees from net fee income to net interest income ($667 million) and reclassification of certain items previously netted that are now presented on a gross basis (up $159 million);
•	Exit of Hastings business in 2018 ($203 million); and
•	Except for these items, non-interest income decreased by $392 million due to reduced net wealth management and insurance income and lower trading income.

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

Operating expenses – 2019 v 2018

Operating expenses increased $540 million or 6% compared to 2018. Key features include:

•	increased costs associated with the Wealth Reset ($241 million higher);
•	estimated costs associated with implementing customer refunds and payments and litigation ($108 million higher);
•	an increase due to the reclassification of $238 million predominantly related to merchant and card schemes from non-interest income to operating expenses; and
•	reduced costs from the exit of the Hastings business ($158 million).

146	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

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

Other expenses increased $190 million or 12%. This was due to costs associated with the Wealth Reset and estimated costs associated with implementing customer refunds and payments and litigation ($83 million higher). Except for these items, expenses increased $107 million from increased professional services costs primarily related to regulatory and compliance activity on Financial Crime, data privacy, product and system simplification and risk management, and higher marketing expenses, partly offset by lower costs associated with the exit of Hastings business ($111 million lower) and the Royal Commission.

Impairment charges – 2019 v 2018

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

Income tax expense – 2019 v 2018

The effective tax rate of 30.4% in 2019 was lower than the 2018 effective tax rate of 31.0%. The lower effective tax rate in 2019 reflects a decrease in non-deductible expenses which included penalties and the non-repeat of the 2018 write-off of the Hastings goodwill associated with the exit of that business which was non-deductible.

WESTPAC GROUP 2020 ANNUAL REPORT	147

Review of Group operations

The effective tax rate above the Australian corporate tax rate of 30% reflects several Tier 1 Instruments whose distributions are not deductible for Australian taxation purposes.

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2020 US$m2	2020 A$m	2019 A$m	2018 A$m	2017 A$m	2016 A$m
Cash and balances with central banks	21,572	30,129	20,059	26,788	18,786	17,397
Collateral paid	3,421	4,778	5,930	4,787	5,716	8,205
Trading securities and financial assets measured at fair value through income statement and available-for-sale securities and investment securities	94,659	132,206	105,182	84,251	86,693	82,841
Derivative financial instruments	16,731	23,367	29,859	24,101	24,033	32,227
Loans	496,230	693,059	714,770	709,690	684,919	661,926
Life insurance assets	2,573	3,593	9,367	9,450	10,643	14,192
All other assets	17,767	24,814	21,459	20,525	21,085	22,414
Total assets	652,953	911,946	906,626	879,592	851,875	839,202
Collateral received	1,611	2,250	3,287	2,184	2,477	1,784
Deposits and other borrowings	423,250	591,131	563,247	559,285	533,591	513,071
Other financial liabilities	29,302	40,925	29,215	28,105	30,799	28,704
Derivative financial instruments	16,507	23,054	29,096	24,407	25,375	36,076
Debt issues	107,633	150,325	181,457	172,596	168,356	169,902
Life insurance liabilities	1,000	1,396	7,377	7,597	9,019	12,361
All other liabilities	7,762	10,842	5,614	3,580	3,250	3,318
Total liabilities excluding loan capital	587,065	819,923	819,293	797,754	772,867	765,216
Total loan capital	17,147	23,949	21,826	17,265	17,666	15,805
Total liabilities	604,212	843,872	841,119	815,019	790,533	781,021
Net assets	48,741	68,074	65,507	64,573	61,342	58,181
Total equity attributable to owners of WBC	48,704	68,023	65,454	64,521	61,288	58,120
NCI	37	51	53	52	54	61
Total shareholders’ equity and NCI	48,741	68,074	65,507	64,573	61,342	58,181
Average balances
Total assets	658,777	920,080	894,724	873,310	854,058	831,439
Loans and other receivables[3]	499,894	698,176	695,240	681,201	657,628	631,266
Total equity attributable to owners of WBC	48,698	68,014	63,714	62,017	58,556	55,896
NCI	37	52	50	31	20	575

1.	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
2.	Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7160 (refer to ‘Reading this report’ section).
3.	Includes interest earning balances. For 2020 and 2019, loans and other receivables are net of Stage 3 provision for ECL on loans to reflect the Group’s adoption of AASB 9 in 2019. Prior to 2019, loans and other receivables are net of provision for impairment charges on loans. Other receivables include cash and balances with central banks and other interest earning assets.

148	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Summary of consolidated ratios

As at 30 September	2020	2020	2019	2018	2017	2016
(in $m unless otherwise indicated)	US$m1	A$m	A$m	A$m	A$m	A$m
Profitability ratios (%)
Net interest margin[2]	2.03	2.03	2.12	2.13	2.06	2.10
Return on average assets[3]	0.25	0.25	0.76	0.93	0.94	0.90
Return on average ordinary equity[4]	3.37	3.37	10.65	13.05	13.65	13.32
Return on average total equity[5]	3.36	3.36	10.64	13.05	13.64	13.18
Capital ratios (%)
Average total equity to average total assets	7.40	7.40	7.13	7.10	6.86	6.79
Common equity Tier 1	11.13	11.13	10.67	10.63	10.56	9.48
Tier 1 ratio	13.23	13.23	12.84	12.78	12.66	11.17
Total capital ratio	16.38	16.38	15.63	14.74	14.82	13.11
Earnings ratios
Basic earnings per ordinary share (cents)[6]	45.6	63.7	196.5	237.5	238.0	224.6
Diluted earnings per ordinary share (cents)[7]	45.6	63.7	189.5	230.1	229.3	217.8
Dividends per ordinary share (cents)	22	31	174	188	188	188
Dividend payout ratio (%)	48.87	48.87	88.83	79.52	79.28	84.19
Credit quality ratios
Loans written off (net of recoveries)	700	977	982	948	1,488	1,052
Loans written off (net of recoveries) to average loans (bps)	14	14	14	14	22	16

Balance sheet review

During 2020, our balance sheet composition shifted, with higher levels of liquid assets from higher inflows of deposits and utilisation of the Term Funding Facility (TFF) in place of debt issuance. Our lending portfolio also experienced net outflows during the period. This shift impacted our margins and profitability.

Assets – 2020 v 2019

Total assets as at 30 September 2020 were $911.9 billion, an increase of $5.3 billion or 1% compared to 30 September 2019. Significant movements during the year included:

•	cash and balances with central banks increased $10.1. billion or 50% reflecting higher liquid assets held in this form;
•	trading securities and financial assets measured at fair value through income statement (FVIS) and investment securities increased $27.0 billion or 26% reflecting higher balances held in this form;
•	derivative assets decreased $6.5 billion or 22% mainly driven by movements in cross currency swaps and foreign currency forward contracts;
•	loans decreased $21.7 billion or 3%. Refer to loan quality – 2020 v 2019 below for further information;
•	Life insurance assets decreased $5.8 billion or 62% mainly due to transfer of assets to non-consolidated funds, partly offset by consolidation of new funds; and
•	Other assets increased $3.3 billion or 16% mainly due to the adoption of AASB 16, higher deferred tax assets from the impact of provision for ECL, partly offset by impairment of intangible assets.

1.	Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7160 (refer to ‘Reading this report’ section).
2.	Calculated by dividing net interest income by average interest earning assets.
3.	Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average total assets.
4.	Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity.
5.	Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity and non-controlling interests.
6.	Based on the weighted average number of fully paid ordinary shares.
7.	Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

WESTPAC GROUP 2020 ANNUAL REPORT	149

Review of Group operations

Liabilities and equity – 2020 v 2019

Total liabilities as at 30 September 2020 were $843.9 billion, an increase of $2.8 billion, flat, compared to 30 September 2019. Significant movements during the year included:

•	deposits and other borrowings increased $27.9 billion or 5%;
•	other financial liabilities increased $11.7 billion or 40% mainly driven by higher securities sold under agreements to repurchase as the Group accessed the TFF and securities purchased not delivered, partly offset by lower accrued interest payable and interbank deposits;
•	derivative liabilities decreased $6.0 billion or 21% driven by movements in cross currency swaps and foreign currency forward contracts;
•	debt issues decreased $31.1 billion or 17% ($29.2 billion or 16% decrease excluding foreign currency impacts);
•	life insurance liabilities decreased $6.0 billion or 81% mainly due to transfer of liabilities to non-consolidated funds, partly offset by consolidation of new funds
•	loan capital increased $2.1 billion or 10% mainly due to the issuance of US$1.5 billion Tier 2 capital instruments; and
•	Other liabilities increased $5.2 billion or 93% mainly due to the adoption of AASB 16 and higher provisions.

Equity attributable to owners of Westpac Banking Corporation increased $2.6 billion or 4% reflecting $2.8 billion of new shares issuances, 2019 final dividend reinvestment plan and retained profits, partly offset by 2019 final dividends paid in First Half 2020.

Loan quality – 2020 v 20191

$m	2020	2019	2018
Total gross loans[1]	698,661	718,378	712,504
Average gross loans
Australia	615,541	622,241	611,398
New Zealand	82,170	78,065	73,000
Other overseas	15,089	16,615	16,228
Total average gross loans	712,800	716,921	700,626

Total gross loans represented 77% of the total assets of the Group as at 30 September 2020, 2% lower compared with 30 September 2019. The decrease was mainly due to greater holdings of liquid assets and lower mortgages.

Australian average gross loans were $615.5 billion in 2020, a decrease of $6.7 billion or 1% from $622.2 billion in 2019. This decrease was due to lower lending across mortgages, business lending and personal lending.

New Zealand average gross loans were $82.2 billion in 2020, an increase of $4.1 billion or 5% from $78.1 billion in 2019. Excluding foreign currency translation impacts, New Zealand average gross loans grew $4.3 billion or 6%. The growth was mostly from housing loans and business lending, partially offset by lower personal lending.

Other overseas average loans were $15.1 billion in 2020, a decrease of $1.5 billion or 9% from $16.6 billion in 2019. This was due to lower trade finance in the Asia region. The reduction was partly offset by foreign currency translation impacts as the AUD depreciated against the USD.

Approximately 12% of the loans at 30 September 2020 mature within one year and 17% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

Housing and personal loans that were past due, can be disaggregated based on days overdue as follows:

Consolidated		2020			2019
$m	30-89 days	90+ days	Total	30-89 days	90+ days	Total
Loans
Loans - housing	2,682	7,399	10,081	3,574	4,063	7,637
Loans - personal	260	347	607	395	356	751
Total	2,942	7,746	10,688	3,969	4,419	8,388

1.	Gross loans are stated before related provision for ECL/impairment charges on loans and credit commitments.

150	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

Impaired exposures1,2

$m	2020	2019	2018	2017	2016
Impaired Loans
Housing and business loans:
Gross	2,357	1,327	1,019	1,142	1,851
Provisions	(916)	(534)	(458)	(507)	(885)
Net	1,441	793	561	635	966
Personal loans greater than 90 days past due:
Gross	406	405	371	373	277
Provisions	(232)	(248)	(189)	(195)	(166)
Net	174	157	182	178	111
Restructured:
Gross	16	31	26	27	31
Provisions	(4)	(10)	(6)	(12)	(16)
Net	12	21	20	15	15
Net impaired exposures	1,627	971	763	828	1,092
Provisions for ECL/impairment on loans and credit commitments
Individually assessed provisions	611	412	422	480	869
Collectively assessed provisions	5,521	3,501	2,631	2,639	2,733
Total provisions for ECL/impairment on loans and credit commitments	6,132	3,913	3,053	3,119	3,602
Loan quality
Total provisions for ECL/impaired charges on impaired exposures to total impaired exposures	41.45%	44.92%	46.12%	46.30%	49.42%
Gross impaired exposures to total gross loans	0.40%	0.25%	0.20%	0.22%	0.32%
Total provisions for ECL/impairment on loans and credit commitments to gross loans	0.88%	0.54%	0.43%	0.45%	0.54%
Total provisions for ECL/impairment on loans and credit commitments to gross impaired exposures	220.7%	222.0%	215.6%	202.3%	166.8%

Credit quality deteriorated over 2020, with total stressed exposures to TCE increasing by 71 basis points to 1.91% driven mainly by the impacts of the COVID-19 pandemic. Total impaired exposures as a percentage of total gross loans were 0.40% at 30 September 2020, an increase of 0.15% from 0.25% at 30 September 2019.

At 30 September 2020, we had four impaired counterparties with exposure greater than $50 million, accounting for 15% of total impaired loans. This compares to one impaired counterparty with exposure greater than $50 million in 2019 accounting for 4% of total impaired loans. There were five impaired counterparties at 30 September 2020 that were less than $50 million and greater than $20 million (2019: one impaired counterparty).

At 30 September 2020, 80% of our exposure was to either investment grade or secured consumer mortgage segment (2019: 79%, 2018: 79%) and 96% of our exposure as at 30 September 2020 was in Australia, New Zealand and the Pacific region (2019: 96%, 2018: 95%).

We believe that Westpac remains appropriately provisioned. Total impairment provisions for impaired exposure to total impaired exposure coverage at 41.5% at 30 September 2020 compared to 44.9% at 30 September 2019. Total provisions for ECL on loans and credit commitments to total impaired exposures represented 221% of total impaired loans as at 30 September 2020, down from 222.0% at 30 September 2019. Total provisions for ECL on loans and credit commitments to total loans were 0.88% at 30 September 2020, up from 0.54% at 30 September 2019 (2018: 0.43%).

Group mortgage loans 90 days past due at 30 September 2020 were 1.50% of outstandings, up from 0.82% of outstandings at 30 September 2019 (2018: 0.67%).

Group other consumer loan delinquencies (including credit card and personal loan products) were 2.09% of outstandings as at 30 September 2020, up from 1.69% of outstandings as at 30 September 2019 (2018: 1.64%).

Potential problem loans as at 30 September 2020 amounted to $1,455 million, an increase of 12.2% from $1,297 million at 30 September 2019.

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

1.	2020 and 2019 provisions were determined under AASB 9. 2018, 2017 and 2016 provisions were determined under AASB 139.
2.	Impaired provisions relating to impaired loans include IAP plus the proportion of the CAP that relates to impaired loans. The proportion of the CAP that relates to impaired loans was $541 million as at 30 September 2020 (2019: $380 million, 2018: $231 million, 2017: $234 million, 2016: $198 million). This sum is compared to the total gross impaired loans to determine this ratio.

WESTPAC GROUP 2020 ANNUAL REPORT	151

Review of Group operations

Capital resources

APRA measures an ADI’s regulatory capital using three measures:

•	Common Equity Tier 1 Capital (CET1) comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes;
•	Tier 1 Capital being the sum of CET1 and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics; and
•	Total Regulatory Capital being the sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

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

APRA announcements on capital

On 29 July 2020, APRA released further capital management guidance for ADIs1. This guidance included APRA’s expectation that for 2020, ADIs will retain at least half of their earnings, actively use dividend reinvestment plans (DRPs) and/or other capital management initiatives to at least partially offset the diminution in capital from distributions and conduct regular stress testing to inform decision-making and demonstrate ongoing lending capacity. APRA also committed to ensuring that any rebuild of capital buffers, if required, will be conducted in a gradual manner. APRA noted that the implementation of the Basel III capital reforms, which will embed the ‘unquestionably strong’ level of capital in the framework, has been postponed to 1 January 2023.

Further details of APRA’s regulatory changes are set out in the Significant Developments section of the 2020 Annual Report.

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through the Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;
•	consideration of both regulatory and economic capital requirements;
•	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and
•	consideration of the perspective of external stakeholders including rating agencies as well as equity and debt investors.

During the period of disruption caused by COVID-19, Westpac is operating with the following principles in relation to capital:

•	prioritise maintaining capital strength;
•	retain capital to absorb further downside on credit quality and acknowledge a high degree of uncertainty regarding the length and depth of this stress;
•	allow for capital flexibility to support lending to customers; and
•	in line with APRA guidance, Westpac will seek to maintain a buffer above the regulatory minimum (currently at least 8% for D-SIBs including Westpac) and may utilise some of the “unquestionably strong” buffer[2]. At 30 September 2020, the CET1 buffer above the regulatory minimum of 8% is $13.7 billion.

1.	Letter to Authorised Deposit Taking Institutions – Capital Management, 29 July 2020
2.	APRA has set an “unquestionably strong” benchmark of a CET1 capital ratio of 10.5%.

152	WESTPAC GROUP 2020 ANNUAL REPORT

Review of Group operations

These principles take into consideration:

•	current regulatory capital minimums and the capital conservation buffer (CCB), which together are the Total CET1 Requirement. In line with the above, the Total CET1 requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs[1,2];
•	stress testing to calibrate an appropriate buffer against a downturn; and
•	quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital levels once the medium to longer term impacts of COVID-19 are clearer and APRA’s review of the capital adequacy framework is finalised.

APRA have proposed a number of changes to the regulatory capital framework, which are set out in the Significant Developments section of the 2020 Annual Report.

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

$m	2020	2019
Common equity	67,039	64,320
Deductions from common equity	(18,306)	(18,568)
Total common equity after deductions	48,733	45,752
Additional Tier 1 capital	9,206	9,299
Net Tier 1 regulatory capital	57,939	55,051
Tier 2 capital	14,052	12,226
Deductions from Tier 2 capital	(261)	(255)
Total Tier 2 capital after deductions	13,791	11,971
Total regulatory capital	71,730	67,022
Credit risk	359,389	367,864
Market risk	8,761	9,350
Operational risk	54,090	47,680
Interest rate risk in the banking book	9,124	530
Other assets	6,541	3,370
Total risk weighted assets	437,905	428,794
Common Equity Tier 1 capital ratio	11.13%	10.67%
Additional Tier 1 capital ratio	2.10%	2.17%
Tier 1 capital ratio	13.23%	12.84%
Tier 2 capital ratio	3.15%	2.79%
Total regulatory capital ratio	16.38%	15.63%

1.	Noting that APRA may apply higher CET1 requirements for an individual ADI.
2.	If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

WESTPAC GROUP 2020 ANNUAL REPORT	153

Review of Group operations

Purchase of equity securities

The following table details share repurchase activity for the year ended 30 September 2020:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet be Purchased Under the Plans or Programs
Month
October (2019)	89,012	28.95	-	n/a
November (2019)	1,078,198	26.27	-	n/a
December (2019)	1,620,383	24.35	-	n/a
January (2020)	85,858	24.90	-	n/a
February (2020)	143,573	25.29	-	n/a
March (2020)	-	-	-	n/a
April (2020)	9,116	15.04	-	n/a
May (2020)	2,804	15.37	-	n/a
June (2020)	4,207	17.98	-	n/a
July (2020)	40,911	17.87	-	n/a
August (2020)	-	-	-	n/a
September (2020)	79,316	17.28	-	n/a
Total	3,153,378	24.89	-	n/a

Purchases of ordinary shares during the year were made on market and relate to the following:

•	to deliver to eligible employees under the Employee Share Plan (ESP): 931,524 ordinary shares;

•	to deliver to employees upon the exercise of performance share rights: 175,957 ordinary shares;

•	Treasury shares held by statutory life funds and managed investment schemes: 114,376 ordinary shares; and

•	to allocate to eligible employees under the Restricted Share Plan (RSP): 1,931,521 ordinary shares.

Refer to Note 28 to the financial statements for a discussion of Treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments.

The following table shows our significant contractual obligations as at 30 September 2020:

	Up to	Over 1 year	Over 3 years	Over
$m	1 year	to 3 years	to 5 years	5 years	Total
On balance sheet long-term debt[1]	32,592	43,996	33,269	23,991	133,848
Lease liabilities[2]	568	917	620	1,101	3,206
Total contractual cash obligations	33,160	44,913	33,889	25,092	137,054

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments3

The following table shows our significant commercial commitments as at 30 September 2020:

	Up to	Over 1 year	Over 3 years	Over
$m	1 year	to 3 years	to 5 years	5 years	Total
Letters of credit and guarantees	5,909	3,709	492	2,500	12,610
Commitments to extend credit	71,350	33,832	13,428	65,454	184,064
Other	-	-	67	200	267
Total undrawn credit commitments	77,259	37,541	13,987	68,154	196,941

1.	Refer to Note 18 to the financial statements for details of on balance sheet long-term debt.
2.	Refer to Note 26 to the financial statements for details of lease liabilities.
3.	The numbers in this table are notional amounts (refer to Note 27 to the financial statements).

154	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Divisional performance - 2020 v 2019

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore typically considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to net profit attributable to owners of Westpac Banking Corporation. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

In 2020, Westpac implemented a change to the presentation of its divisional financial information. The change related to:

•	the creation of the Specialist Businesses division, which includes the following businesses: Auto and Vendor Finance, Australian insurance businesses, Superannuation, Platforms and Investments, and Westpac Pacific; and
•	the movement of certain small to medium size enterprise customers, and products between the Consumer and Business division to better reflect our new line of business operating structure.

This change has no impact on the Group’s overall results or balance sheet but impacts divisional results and balance sheets. Comparative divisional financial information has been restated for this change.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 2 of the Financial Statements.

To determine cash earnings, three categories of adjustments are made to statutory results:

•	material items that key decision makers at the Westpac Group believe do not reflect operating performance;
•	some items that are not typically considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging; and

•	accounting reclassifications between individual line items that do not impact statutory results.

The discussion of our divisional performance in this section is presented on a cash earnings basis unless otherwise stated. Cash earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Outlined below are the cash earnings adjustments to the reported result:

•	amortisation of intangible assets: Identifiable intangible assets arising from business acquisitions are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders. The last of these intangible assets were fully amortised in December 2017;
•	fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-	the unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

-	the unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge. Westpac has ceased this activity, and as a result, at this stage, no further adjustments will be recognised in future periods;

•	ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;
•	adjustment related to Pendal: Consistent with prior years’ treatment, this item has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. The adjustment relates to the mark to market of the shares and separation costs related to the original sell down. Westpac disposed of its holdings in 2020. As a result, no further adjustments will be recognised in future years.
•	Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income. As at 30 September 2020 there are no Treasury shares; and
•	accounting reclassifications between individual line items that do not impact reported results comprise:

-	operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis; and

-	policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis;

WESTPAC GROUP 2020 ANNUAL REPORT	155

Divisional performance

•	for Westpac, AASB 9 and AASB 15 were adopted on 1 October 2018 and as comparatives were not restated, line item movements in our reported results are not directly comparable across periods. In order to provide the operational trends in business, we have revised the 2018 cash earnings comparatives as if the standards applied on 1 October 2017, except for expected credit loss provisioning which is not feasible. These adjustments do not impact 2018 cash earnings but do affect individual line items. These adjustments are comprised of:

-	line fees: The Group has reclassified line fees (mostly Business) from non-interest income to net interest income to more appropriately reflect the relationship with drawn lines of credit;
-	card scheme: Support payments received from Mastercard and Visa have been reclassified to non-interest income and related expenses have been reclassified to operating expenses;
-	interest carrying adjustment: Interest on performing loans (stage 1 and stage 2 loans) is now measured on the gross loan value. Previously, interest on performing loans was recognised on the loan balance net of provisions. This adjustment increases interest income and impairment charges;
-	other fees and expenses: The Group has restated the classification of a number of fees and expenses. This has resulted in the grossing up of net interest income, non-interest income, impairment charges and operating expenses; and
-	merchant terminal costs: Some variable costs related to Westpac’s merchant terminal business have been reclassified between non-interest income and operating expenses.

The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

Cash earnings by division

The following tables present, for each of the key divisions of our business, the cash earnings and total assets at the end of the financial years ended 30 September 2020, 2019 and 2018. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

$m	2020	2019	2018
Consumer	2,746	3,116	3,192
Business	734	1,946	2,104
Westpac Institutional Bank	332	925	985
Westpac New Zealand	612	985	934
Specialist Businesses	(506)	712	974
Group Businesses	(1,310)	(835)	(124)
Total cash earnings	2,608	6,849	8,065

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

156	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

In 2020 a number of large items have impacted results that do not reflect underlying performance. These can be divided into four categories:

Category	Cash earnings impact FY20 $m	Detail
1. AUSTRAC proceedings	$1,442	•	Provision for $1.3 billion penalty.
		•	Legal costs, including AUSTRAC’s costs.
		•	Costs linked to Westpac’s response plan.
2. Refunds, payments, costs and litigation	$440	•	Additional provisions for estimated refunds in FY20 including for :
- business customers provided with a business loan instead of a consumer loan regulated by the National Consumer Credit Protection Act and the National Credit Code;
- refunds to superannuation and investment customers not advised of certain corporate actions;
- refunds to some BT customers where certain wealth fees were inadequately disclosed; and
- net increase in provisions for the refund of Advice fees.
		•	Costs associated with implementing the remediation programs.
		•	Cost of settling legal actions, including settlement of two US class actions.
3. Write-down of intangibles	$614	•	Following a review, the valuation of our Life insurance business did not support its goodwill so it has been written down.
		•	Lower returns in the Auto business has resulted in a write-down in its goodwill.
		•	Write-down and impairment of capitalised software.
4. Asset sales and revaluations	$123	•	Gain on revaluation of shareholding in Zip Co Limited.
		•	Write-down of Life insurance deferred acquisition costs, along with a loss on the liabilities associated with our disability insurance.
		•	Accounting loss on the sale of our Vendor Finance business, sold at a discount to book value (recorded loss), with potential earn-out payments on performance over next 3 years (to be recognised in future years).

2020

$m	AUSTRAC proceedings	Refunds, payments, costs, and litigation	Write-downs of intangibles	Asset sales and revaluations	Total
Net interest income	-	(143)	-	-	(143)
Non-interest income	-	(209)	-	(54)	(263)
Operating expenses	(1,478)	(274)	(668)	(119)	(2,539)
Profit before impairment charges and income tax expense	(1,478)	(626)	(668)	(173)	(2,945)
Tax and NCI	36	186	54	50	326
Cash earnings	(1,442)	(440)	(614)	(123)	(2,619)

2019

$m	AUSTRAC proceedings	Refunds, payments, costs, and litigation	Write- downs of intangibles	Asset sales and revaluations	Wealth Reset	Total
Net interest income	-	(344)	-	-	-	(344)
Non-interest income	-	(820)	-	83	-	(737)
Operating expenses	-	(220)	-	-	(241)	(461)
Profit before impairment charges and income tax expense	-	(1,384)	-	83	(241)	(1,542)
Tax and NCI	-	426	-	-	69	495
Cash earnings	-	(958)	-	83	(172)	(1,047)

WESTPAC GROUP 2020 ANNUAL REPORT	157

Divisional performance

2018

	AUSTRAC	Refunds, payments, costs, and	Write-downs	Asset sales and
$m	proceedings	litigation	of intangibles	revaluations	Total
Net interest income	-	(105)	-	-	(105)
Non-interest income	-	(163)	-	-	(163)
Operating expenses	-	(112)	-	-	(112)
Profit before impairment charges and income tax expense	-	(380)	-	-	(380)
Tax and NCI	-	99	-	-	99
Cash earnings	-	(281)	-	-	(281)

2020

$m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand ($A)	Specialist Businesses	Group Businesses	Group
Net interest income	5	(141)	-	(7)	-	-	(143)
Non-interest income	4	2	-	(7)	(409)	147	(263)
Operating expenses	(64)	(130)	-	1	(694)	(1,652)	(2,539)
Profit before impairment changes and income tax expense	(55)	(269)	-	(13)	(1,103)	(1,505)	(2,945)
Tax and NCI	16	81	-	4	181	44	326
Cash earnings	(39)	(188)	-	(9)	(922)	(1,461)	(2,619)

2019

			Westpac Institutional	Westpac New Zealand	Specialist	Group
$m	Consumer	Business	Bank	($A)	Businesses	Businesses	Group
Net interest income	(85)	(246)	-	(13)	-	-	(344)
Non-interest income	(2)	(12)	-	34	(40)	(717)	(737)
Operating expenses	25	(57)	-	(15)	(30)	(384)	(461)
Profit before impairment changes and income tax expense	(62)	(315)	-	6	(70)	(1,101)	(1,542)
Tax and NCI	29	95	-	9	23	339	495
Cash earnings	(33)	(220)	-	15	(47)	(762)	(1,047)

2018

			Westpac Institutional	Westpac New Zealand	Specialist	Group
Sm	Consumer	Business	Bank	($A)	Businesses	Businesses	Group
Net interest income	(99)	-	-	(2)	-	(4)	(105)
Non-interest income	(6)	-	-	(11)	(6)	(140)	(163)
Operating expenses	(39)	(5)	-	(3)	-	(65)	(112)
Profit before impairment changes and income tax expense	(144)	(5)	-	(16)	(6)	(209)	(380)
Tax and NCI	34	-	-	4	2	59	99
Cash earnings	(110)	(5)	-	(12)	(4)	(150)	(281)

158	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Consumer

Consumer is responsible for sales and service of banking products, including mortgages, credit cards, personal loans, and savings and deposit products to consumer customers in Australia. Banking products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands. Consumer works with Business, WIB, and Specialist Businesses in the sales, service, and referral of certain financial services and products including general and life insurance, superannuation, platforms, auto lending and foreign exchange.

Financial performance

$m	2020	2019	2018
Net interest income	8,547	8,130	8,092
Non-interest income	573	695	766
Net operating income before operating expenses and impairment charges	9,120	8,825	8,858
Operating expenses	(4,176)	(3,794)	(3,779)
Impairment charges	(1,015)	(582)	(490)
Profit before income tax	3,929	4,449	4,589
Income tax expense	(1,183)	(1,333)	(1,397)
Cash earnings for the year	2,746	3,116	3,192
Net cash earnings adjustments	-	-	(15)
Net profit attributable to owners of WBC	2,746	3,116	3,177
	$bn	$bn	$bn
Deposits and other borrowings	219.3	207.6	203.9
Net loans	389.8	399.3	396.3
Total assets	398.3	407.0	403.4
Total operating expenses to net operating income ratio	45.79%	42.99%	42.66%

2020 v 2019

Cash earnings of $2,746 million were $370 million or 12% lower than 2019 from higher impairment charges, higher expenses and lower non-interest income. This was partly offset by a 15 basis point increase in net interest margin.

Net interest income up $417 million, 5%	•	Net loans were 2% lower (or $9.5 billion) over the year. Mortgages decreased $6.2 billion (or 2%) with the decline mostly from accelerated pay down. Other personal lending was $2.8 billion (or 23%) lower as customers paid down debt and reduced spending;
	•	Deposits increased 6% (or $11.7 billion), with most of the growth in the second half of the year from higher mortgage offset balances and increased at call deposits partly offset by a reduction in term deposits; and
	•	Net interest margin was 15 basis points higher from mortgage repricing and lower funding costs (this benefit was partly offset by elevated retention pricing and lower spreads on new mortgages). Deposit spreads declined due to low interest rates.
Non-interest income down $122 million, 18%	•	Non-interest income was lower mostly from COVID-19 restrictions leading to reduced activity, lower credit and debit card revenue, while lower international travel contributed to reduced foreign currency conversion and foreign ATM fees.
Operating expenses up $382 million, 10%	•	Costs associated with the write-down of certain intangibles, and the benefit from a write-back of a provision for litigation expenses in 2019, increased expenses by $89 million. Excluding the impact of these items, expenses were $293 million higher, up 8% from:
		–	Costs associated with our COVID-19 and bushfire response;
		–	Increased restructuring costs;
		–	Higher spend on risk and compliance programs; and
		–	Increased costs associated with mortgage processing and bringing jobs onshore;
	•	Increases from annual salary reviews, inflation, and the roll-out of the customer service hub, were offset by productivity benefits from organisational redesign, rationalisation of a further 24 branches in 2020 (on top of 57 branches closed in 2019), and further use of digital channels.
Impairment charges up $433 million, 74%	•	Mortgage 90+ day delinquencies of 1.60% were up 70 basis points since September 2019 (0.90%) predominately due to an increase in hardship, particularly for those customers who were not eligible for the COVID-19 deferral package. Other consumer 90+ day delinquencies of 1.69% were down 6 bps over the year; and
	•	Impairment charges were higher, with collectively assessed provisions increasing significantly reflecting the rise in delinquencies and changes to the economic forecasts. Increased overlay provisions also contributed to the rise.

WESTPAC GROUP 2020 ANNUAL REPORT	159

Divisional performance

Business

Business provides business banking products and services for Australian SME and Commercial customers (including Agribusiness) generally up to $200 million in exposure. The division also serves Private Wealth. SME includes relationship managed and non-relationship managed SME customers. The division offers a wide range of banking products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, equipment finance and property finance. Business operates under the Westpac, St.George, BankSA, and Bank of Melbourne brands. Business works with Consumer, WIB, and Specialist Businesses in the sale, referral and service of select financial services and risk management products (including corporate superannuation, foreign exchange and interest rate hedging).

Financial performance

$m	2020	2019	2018
Net interest income	4,163	4,456	4,619
Non-interest income	560	594	612
Net operating income before operating expenses and impairment charges	4,723	5,050	5,231
Operating expenses	(2,298)	(2,094)	(1,983)
Impairment charges	(1,371)	(172)	(236)
Profit before income tax	1,054	2,784	3,012
Income tax expense	(320)	(838)	(908)
Cash earnings for the year	734	1,946	2,104
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of WBC	734	1,946	2,104
	$bn	$bn	$bn
Deposits and other borrowings	151.9	142.6	141.0
Net loans	140.7	146.9	146.1
Total assets	145.8	151.6	150.5
Total operating expenses to net operating income ratio	48.66%	41.47%	37.91%

160	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

2020 v 2019

Cash earnings of $734 million were $1,212 million (or 62%) lower than 2019. Excluding estimated customer refunds, payments, costs and litigation, cash earnings were $1,244 million (or 57%) lower mostly from an increase in impairment charges and a decline in net interest margin.

Net interest income down $293 million, 7%	•	Net loans were 4% (or $6.2 billion) lower over the year, driven by a 4% (or $2.3 billion) reduction in mortgages and a 3% (or $2.7 billion) reduction in business lending, with growth in agriculture more than offset by declines across other industries;
	•	Deposits were 7% (or $9.3 billion) higher over the year with a 33% rise in transaction balances and 20% increase in savings and online balances supported by government stimulus packages. This was partially offset by an 18% decline in term deposits given a customer preference to retain funds in at call accounts; and
	•	Net interest margin was 17 basis points lower than 2019 (down 25 basis points excluding estimated customer refunds and payments). The lower margin was mostly from reduced deposit spreads from low interest rates and interest rate reductions on business lending products as part of COVID-19 support measures. These reductions were partly offset by repricing and changes in deposit mix.
Non-interest income down $34 million, 6%	•	Estimated customer refunds and payments in 2020 were $14 million lower than 2019. Excluding this, non-interest income was down $48 million (or 8%) mostly due to lower markets income, lower business lending fees, and the impact of COVID-19 fee waivers. These impacts were partly offset by higher merchant fee income.
Operating expenses up $204 million, 10%	•	Costs associated with customer refunds, payments and litigation and write-down of intangible assets were $73 million higher than 2019. Excluding these items, expenses were up $131 million (or 6%), due to higher spend relating to COVID-19 activities, increased spending on risk and compliance programs, and investment in bankers.
Impairment charges up $1,199 million, large	•	The level of stressed exposures increased 182 basis points to 4.70% mostly from an increase in watchlist and substandard within the Commercial portfolio;
	•	Impairment charges were higher mostly from an increase in collectively assessed provisions due to COVID-19 impacts reflecting:
		–	Changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario;
		–	an increased overlay provision; and
		–	an increase in stressed exposures;
	•	Individually assessed provisions also increased $58 million, from a small number of large exposures.

WESTPAC GROUP 2020 ANNUAL REPORT	161

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers operating in, or with connections to, Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB works with all the Group’s divisions in the provision of markets’ related financial needs including foreign exchange and fixed interest solutions.

Financial performance

$m	2020	2019	2018
Net interest income	1,111	1,337	1,320
Non-interest income	1,182	1,195	1,473
Net operating income before operating expenses and impairment charges	2,293	2,532	2,793
Operating expenses	(1,316)	(1,220)	(1,399)
Impairment (charges)/benefits	(404)	(31)	20
Profit before income tax	573	1,281	1,414
Income tax expense	(241)	(356)	(429)
Cash earnings for the year	332	925	985
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of WBC	332	925	985
	$bn	$bn	$bn
Deposits and other borrowings	102.9	99.0	102.7
Net loans	66.2	73.6	75.6
Total assets	75.5	95.0	99.6
Total operating expenses to net operating income ratio	57.39%	48.18%	50.09%

2020 v 2019

Cash earnings of $332 million were $593 million or 64% lower than 2019, primarily driven by higher impairment charges (up $373 million) and a 26% decline in net operating income before impairment charges. Income was 9% lower mostly from the 24 basis points decrease in net interest margin. Expenses were higher from a rise in risk and compliance costs.

Net interest income down $226 million, 17%	•	Net loans decreased 10% (or $7.4 billion) primarily from a reduction in offshore lending, including lower trade finance in Asia;
	•	Deposits increased 4% (or $3.9 billion) reflecting higher at call balances as customers increased liquidity in response to COVID-19 and from higher government balances. This was partly offset by lower term deposits and offshore deposits; and
	•	Net interest margin was down 24 basis points, with lower interest rates reducing deposit spreads and earnings on capital. This was partly offset by more disciplined loan pricing and benefits from the change in deposit mix.
Non-interest income down $13 million, 1%	•	Higher charge on derivative valuation adjustments ($77 million charge in 2020 compared to $64 million charge in 2019);
	•	Reduced syndication fees with 2019 including several large transactions;
	•	A reduction in customer Markets income from lower fixed income and FX sales; partly offset by
	•	Higher non-customer Markets income across fixed income and FX.
Operating expenses up $96 million, 8%	•	Higher risk and compliance related costs, including financial crime;
	•	Increase in restructuring costs; and
	•	Productivity savings of $36 million and lower variable remuneration more than offset increases from annual salary reviews and higher technology costs.
Impairment charges up $373 million, large	•	Stressed exposures to TCE of 1.03%, up 44 basis points compared to 30 September 2019 due to the downgrade of a number of facilities to stressed or impaired; and
	•	Impairment charges were higher, reflecting COVID-19 impacts. These resulted from changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario. Individually assessed provisions were also higher following the downgrade of a small number of facilities to impaired.

162	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Westpac New Zealand

Westpac New Zealand provides banking, wealth and insurance products and services for consumer, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks: Westpac New Zealand Limited, which is incorporated in New Zealand, and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates through a network of branches and ATMs in both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products and services are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand maintains its own infrastructure, including technology, operations and treasury in accordance with regulatory requirements.

All figures are in NZ$ unless noted otherwise.

Financial performance

NZ$m	2020	2019	2018
Net interest income	1,943	1,967	1,958
Non-interest income	339	448	406
Net operating income before operating expenses and impairment charges	2,282	2,415	2,364
Operating expenses	(1,059)	(993)	(930)
Impairment (charges)/benefits	(320)	10	(25)
Profit before income tax	903	1,432	1,409
Income tax expense	(254)	(390)	(393)
Cash earnings for the year	649	1,042	1,016
Net cash earnings adjustments	7	(1)	14
Net profit attributable to owners of WBC	656	1,041	1,030
	$bn	$bn	$bn
Deposits and other borrowings[1]	71.0	64.5	61.9
Net loans	88.0	84.2	80.4
Total assets	104.2	97.1	90.0
Total funds	12.2	11.5	10.7
Total operating expenses to net operating income ratio	46.41%	41.12%	39.34%

1.	Refers to total customer deposits in this table.

WESTPAC GROUP 2020 ANNUAL REPORT	163

Divisional performance

2020 v 2019

Cash earnings of NZ$649 million were NZ$393 million or 38% lower than 2019, primarily driven by higher impairment charges (up NZ$330 million). Net operating income before impairment charges were 14% lower from a 24% decline in non-interest income and a 7% increase in expenses.

Net interest income up down NZ$24 million, 1%

•      Net loans increased 5%, or NZ$3.8 billion, primarily from mortgages which increased NZ$3.7 billion, mostly in fixed rate loans. Business lending increased NZ$0.8 billion (up 3%). These gains were partly offset by a NZ$0.4 billion decline in other personal lending, and higher impairment provision balance (up NZ$0.3 billion);

•      Deposits were up NZ$6.5 billion with growth across both consumer and business deposits. Term deposits were lower from customer preference to retain funds in at call accounts; and

•      Net interest margin was down 19 basis points, with the low interest rate environment reducing deposit spreads. This was partly offset by improved lending spreads from repricing and some mix impacts.

Non-interest income down NZ$109 million, 24%

•      Non-interest income declined from:

–     Gain on sale of PayMark in 2019:

–     Full period impact of fee simplification initiatives implemented in 2019, and lower income from card products;

–     COVID-19 restrictions which contributed to lower activity based fees, and fee waivers from customer support measures; and

–     Lower insurance income also contributed to the decline.

Operating expenses up NZ$66 million, 7%

•      Excluding costs associated with customer refunds, payments and litigation (NZ$17 million lower in 2020), expenses increased NZ$83 million (or 8%) mostly from:

–     increased spending on risk and compliance programs (including BS11 outsourcing) and increased restructuring expenses; and

–     Costs to support COVID-19 activities, salary increases and other inflationary rises were offset by productivity benefits.

Impairment charge of NZ$320 million compared to an impairment benefit of NZ$10 million

•      Stressed exposures to TCE decreased 7 basis points to 1.59% compared to September 2019;

•      During 2019, the methodology for reporting hardship was aligned to APRA’s definition which has impacted delinquencies. These changes increased other consumer 90+ day delinquencies by 127 basis points and mortgage 90+ day delinquencies by 39 basis points. Excluding the impact of these changes, other consumer 90+ day delinquencies increased 42 basis points and mortgage 90+ day delinquencies increased 2 basis points; and

•      Impairment charges were higher, reflecting expected COVID-19 impacts. These included changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario used in provision models. New individually assessed provisions for two large exposures also contributed to the increase.

AUD$m	2020	2019	2018
Net interest income	1,832	1,860	1,799
Non-interest income	319	423	373
Net operating income before operating expenses and impairment charges	2,151	2,283	2,172
Operating expenses	(998)	(939)	(855)
Impairment (charges)/benefits	(302)	10	(22)
Profit before income tax	851	1,354	1,295
Income tax expense	(239)	(369)	(361)
Cash earnings for the year	612	985	934
Net cash earnings adjustments	7	(1)	13
Net profit attributable to owners of WBC	619	984	947
	$bn	$bn	$bn
Deposits and other borrowings	65.7	59.7	56.7
Net loans	81.4	78.0	73.6
Total assets	96.4	90.0	82.4
Total funds	11.3	10.7	9.8
Total operating expenses to net operating income ratio[1]	46.40%	41.13%	39.36%

1.	Ratios calculated using NZ$.

164	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Specialist Businesses

Specialist Businesses provides automobile finance, Australian life, general and lenders mortgage insurance, investment products and services (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. It also manages Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea. The division operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Specialist Businesses works with Consumer, Business and WIB in the provision of select financial services and products.

$m	2020	2019	2018
Net interest income	534	555	565
Non-interest income	762	1,412	1,664
Net operating income before operating expenses and impairment charges	1,296	1,967	2,229
Operating expenses	(1,548)	(847)	(746)
Impairment (charges)/benefits	(255)	(111)	(84)
Profit before income tax	(507)	1,009	1,399
Income tax expense	3	(292)	(420)
Profit attributable to NCI	(2)	(5)	(5)
Cash earnings for the year	(506)	712	974
Net cash earnings adjustments	(31)	(45)	(76)
Net profit attributable to owners of WBC	(537)	667	898
	$bn	$bn	$bn
Deposits and other borrowings	9.3	9.3	7.2
Net loans	14.9	17.2	18.3
Total assets	22.8	31.1	32.8
Total funds	193.0	207.2	198.9
Total operating expenses to net operating income ratio	119.44%	43.06%	33.47%

WESTPAC GROUP 2020 ANNUAL REPORT	165

Divisional performance

2020 vs 2019

Cash earnings were a loss of $506 million compared to a profit of $712 million in 2019. During 2020 the business incurred $922 million (after tax) of costs associated with write-down of intangible assets, revaluation of assets, and provisions for estimated customer refunds, payments and associated costs, compared to $47 million (after tax) in 2019. Excluding these items, cash earnings for 2020 was $416 million, $343 million lower than 2019.

Net interest income down $21 million, 4%

•      Net loans decreased 13% (or $2.3 billion) over the year, mostly in Auto Loans, reflecting subdued activity and lower new car sales;

•      Deposits were unchanged with the decline in term deposits offset by an increase in at call accounts; and

•      Net interest margin was up 11 basis points with the benefit of lower funding costs partly offset by reduced deposit spreads and lower earnings on capital from low interest rates, and interest rate reductions from customer support measures.

Non-interest income down $650 million, 46%

•      Increase in estimated customer refunds and payments and a write-down of intangible assets reduced non-interest income $369 million during the year. Excluding these, non-interest income decreased $281 million (or 19%);

•      Superannuation, Platforms and Investments (SPI) contribution was down $143 million from:

–      Margin compression from platform and superannuation pricing changes, product migrations to lower margin super products and impacts of regulation (including Protecting Your Super); and

–      Lower platform revenue from lower interest rates on cash duration managed balances.

•      Insurance contribution was down $140 million mostly from:

–      General insurance claims increased $108 million primarily due to bushfires and major weather events (including NSW/QLD storms and floods), partly offset by an increase in premiums;

–      Life insurance income was $10 million lower mostly from COVID-19 customer policy support measures. Lower premiums were largely offset by lower claims; and

–      LMI income was also lower, mostly from higher claims.

Operating expenses up $701 million, 83%	• Write-down of intangible assets, asset revaluations, and costs associated with customer refunds, payments and litigation in 2020 were $664 million higher than 2019. Excluding these items, expenses were $37 million higher. Most of the increase related to supporting COVID-19 activities, continued spend on risk and compliance, and CPI increases.
Impairment charges up $144 million, 130%

•      The level of stressed exposures to TCE increased 508 bps to 8.56%, mostly from an increase in watchlist exposures in Westpac Pacific;

•      Impairment charges were higher, mostly reflecting COVID-19 impacts. These were from changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario. Higher stress and delinquencies also led to increased overlay provisions. Lower recoveries in Full Year 2020 also contributed to the increase.

166	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Group Businesses

Group Businesses include:

•	Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and the management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;
•	Group Technology[1], which is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration in Australia; and
•	Core Support[2], which comprises Group support functions, including Australian banking operations, property services, strategy, finance, risk, financial crime, compliance and conduct, compliance, legal, human resources, and customer and corporate relations.

Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate the presentation of the performance of the Group’s divisions, gains/losses from most asset sales, earnings and costs associated with the Group’s fintech investments, costs associated with customer remediation for the Advice business3, and certain other head office items such as centrally raised provisions.

Financial performance

$m	2020	2019	2018
Net interest income	899	615	792
Non-interest income	144	(617)	90
Net operating income before operating expenses and impairment charges	1,043	(2)	882
Operating expenses	(2,364)	(1,137)	(936)
Impairment (charges)/benefits	169	92	-
Profit before income tax	(1,152)	(1,047)	(54)
Income tax (expense)/benefit	(158)	213	(71)
Profit attributable to NCI	-	(1)	1
Cash earnings for the year	(1,310)	(835)	(124)
Net cash earnings adjustments	(294)	(19)	108
Net profit attributable to owners of WBC	(1,604)	(854)	(16)

2020 v 2019

Group Businesses 2020 cash earnings loss of $1,310 million was $475 million worse than 2019.

Net operating income up $1,045 million, large	•	Provisions for estimated customer refunds and payments which were $156 million in 2020, compared to $759 million in 2019;
	•	Revaluation gains from our investment in Zip Co Limited ($303 million); and
	•	Higher Treasury revenue due to management of interest rate risk ($384 million).
Operating Expenses up $1,227 million, 108%	•	Higher costs due to a provision for a penalty from AUSTRAC and the associated costs ($1,478 million), partly offset by;
	•	Lower costs from the exit of the Advice business ($241 million).
Impairments charges down $77 million, 84%	•	The movement of $77 million was mainly due to centrally held overlays relating to drought and bushfires no longer required.

1.	Group Technology costs are fully allocated to other divisions in the Group.
2.	Core Support costs are partially allocated to other divisions, while Group Head Office costs are retained in Group Businesses.
3.	In March 2019, Westpac announced that it was exiting the provision of personal financial advice.

WESTPAC GROUP 2020 ANNUAL REPORT	167

Divisional performance

Divisional performance - 2019 v 2018

Consumer

2019 v 2018

Cash earnings of $3,116 million were $76 million or 2% lower than 2018, primarily driven by higher impairment charges (up $92 million) and lower non-interest.

Net interest income up $38 million, flat	•	Net loans increased 1%, or $3.0 billion, primarily from growth in mortgages, partly offset by a decline in other personal lending and higher provisions associated with the adoption of AASB 9;
	•	An increase in transaction accounts and savings accounts supported the 2% rise in deposits; and
	•	Net interest margin was down 4 basis points. The decline was due to lower mortgage spreads from increased competition and changes in mortgage mix with less interest only lending. The decline was partly offset by mortgage repricing late in 2018.
Non-interest income down $71 million, 9%	•	Lower fee income from a contraction in net interchange fees and reduced transaction volumes across banking products.
Operating expenses up $15 million, flat	•	2019 benefited from a provision release related to estimated customer refunds, payments, associated costs and litigation. Excluding this impact, operating expenses increased 1%;
	•	The rise was due to higher investment related costs including for the customer service hub, and costs associated with regulatory change projects; and
	•	Higher costs from annual salary reviews and inflation based increases were more than offset by productivity gains mostly from organisational redesign, rationalisation of 57 branches and 349 ATMs, and further use of digital channels, all of which contributed to a reduction in FTE. Lower variable remuneration also contributed.
Impairment charges up $92 million, 19%	•	Credit quality remains sound, with stressed exposures to TCE at 0.79%;
	•	Mortgage 90+ day delinquencies were up 16 basis points to 0.90% while other consumer 90+ day delinquencies were up 24 basis points; and
	•	Impairment charges were higher driven by the rise in delinquencies.

Business

2019 v 2018

Cash earnings of $1,946 million were $158 million or 8% lower than 2018, primarily driven by provisions for estimated customer refunds, payments, associated costs and litigation. Lower impairment charges (down $64 million) partly offset this impact.

Net interest income down $163 million, 4%	•	Net loans increased 1%, or $0.8 billion, primarily from growth in business lending, partly offset by higher provisions associated with the adoption of AASB 9;
	•	An increase in transaction accounts and savings accounts supported the 1% rise in deposits; and
	•	Net interest margin was down 15 basis points. The decline was due to provisions for estimated customer refunds and payments. Benefits from loan repricing were largely offset by lower deposit spreads and a shift in the mortgage mix from interest only to principal and interest.
Non-interest income down $18 million, 3%	•	Provisions for estimated customer refunds and payments of $12 million reduced non-interest income; and
	•	A reduction in merchant income due to changes in scheme charges also contributed to the decline.
Operating expenses up $111 million, 6%	•	Provisions for estimated customer refunds, payments, associated costs and litigation increased expenses $52 million. Excluding these items, operating expenses were up 3% due to higher regulatory and compliance costs as well as increased amortisation of investments; and
	•	Other cost increases were largely offset by lower variable reward and productivity benefits including operating model simplification and continued digitisation and product simplification.
Impairment charges down $64 million, 27%	•	Credit quality remains sound, with stressed exposures to TCE at 2.88; and
	•	Mortgage 90+ day delinquencies were up 20 basis points to 0.84%; and
	•	Impairment charges decreased from lower individual provisions.

168	WESTPAC GROUP 2020 ANNUAL REPORT

Divisional performance

Westpac Institutional Bank

2019 v 2018

Cash earnings of $925 million were $60 million or 6% lower than 2018, primarily from a $78 million movement in derivative valuation adjustments, no contribution from Hastings and a $51 million increase in impairment charges. The exit of Hastings in 2018 had a $17 million impact on cash earnings but had a more significant impact on the movements in individual line items. In 2018 Hastings added $203 million to non-interest income, $158 million to expenses and $29 million to income tax expense.

Net interest income up $17 million, 1%	•	Net loans were 3% lower reflecting a continued focus on return. This included a decline in property lending;
	•	Deposits were 4% lower, mostly from a reduction in government balances; and
	•	Net interest margin up 1 basis point from higher loan spreads consistent with the return focus and higher markets income, partly offset by lower deposits spreads and a change in funding mix.
Non-interest income down $278 million, 19%	•	Excluding Hastings (2019: nil, 2018: $203 million), non-interest income was down $75 million or 6%, from:
		–	A $78 million movement in derivative valuation adjustment (a $14 million benefit in 2018 to a $64 million charge in 2019); and
		–	Partly offset by an increase in syndication fees from some large transactions in 2019.
Operating expenses down $179 million, 13%	•	Excluding Hastings (2019: nil, 2018: $158 million), operating expenses were down $21 million, or 2%, from:
		–	Productivity benefits from organisation redesign and lower variable reward costs; and
		–	Partly offset by higher regulatory, risk and compliance costs, particularly related to updated requirements for the Banking Code of Practice and responding to regulator requests.
Impairment charge of $31 million (compared to an impairment benefit of $20 million in 2018)	•	Credit quality remains sound with stressed exposures to TCE of 0.59%. This was down 2 basis points over the year but remains low in historical terms; and
	•	Impairment charges were higher due to provisions associated with the migration of two long standing stressed exposures into impaired.

Westpac New Zealand

2019 v 2018

Cash earnings of NZ$1,042 million were NZ$26 million or 3% higher than 2018. The increase in cash earnings was supported by a NZ$40 million gain on the sale of Paymark, and a NZ$10 million impairment benefit partly offset by higher risk management and regulatory costs.

Net interest income up NZ$9 million, flat	•	Loans increased 5%, or NZ$3.8 billion. Mortgages increased NZ$2.6 billion, with the majority of mortgage growth in fixed rate products. Business growth (up NZ$1.3 billion) was distributed across a range of sectors;
	•	Deposits increased 4% with a NZ$1.7 billion rise in non-interest bearing and at call accounts and a NZ$0.9 billion rise in term deposits; and
	•	Net interest margin declined 8 basis points. Most of the decline (5 basis points) was due to mix from the increase in lower spread products, particularly fixed rate mortgages. A fall in deposit spreads from lower interest rates also contributed to the decline in margin.
Non-interest income up NZ$42 million, 10%	•	The gain on sale of Paymark contributed most of the increase in non-interest income ($40 million);
	•	Higher investment income from a 7% increase in fund balances and higher business fees also contributed to the increase; and
	•	This was partly offset by lower fee income following the decision to simplify certain consumer fees.
Operating expenses up NZ$63 million, 7%	•	Most of the increase was driven by further investment in risk management and regulatory programs. Provisions for estimated customer refunds, payments, associated costs and litigation increased expenses of NZ$16 million, also contributed to the increase; and
	•	Excluding the above items, costs were broadly unchanged with increases in salaries and other inflation linked costs offset by productivity savings from increased digitisation of activities, with FTE down 1% and lower variable remuneration.
Impairment benefit of NZ$10 million (compared to an impairment charge of NZ$25 million in 2018)	•	Credit quality remains sound, with stressed exposures to TCE of 1.66%, 9 basis points higher than 2018 with most of the increase in stress in exposures that are well secured. Other consumer 90+ day delinquencies increased 20 basis points to 82 basis points, with much of the rise due to the decline in the portfolio; and
	•	Impairment benefit mostly from write-back of collectively assessed provision. New individually assessed provisions and collective provisions were also lower.

WESTPAC GROUP 2020 ANNUAL REPORT	169

Divisional performance

Specialist Businesses

2019 v 2018

Cash earnings of $712 million were $262 million or 27% lower than 2018, primarily driven by provisions for estimated customer refunds, payments, associated costs and litigation and higher impairment charges.

Net interest income down $10 million, 2%	•	Net loans decreased 6%, or $1.1 billion, primarily from lower auto lending and higher provisions associated with the adoption of AASB 9;
	•	An increase in term deposits supported the $2.1 billion rise in deposits; and
	•	Net interest margin increase 4 basis points.
Non-interest income down $252 million, 15%	•	Provisions for estimated customer refunds and payments of $40 million reduced non- interest income;
	•	Lower wealth income ($85 million) from platform margin compression due to new pricing, product mix changes, the cessation of grandfathered commission payments and implementation of Protecting Your Super reforms;
	•	Lower insurance income, down ($116 million) from higher weather related claims ($70 million), and lower life insurance income related to the impact of the Protecting Your Super legislation and from higher claims; and
	•	Lower banking fees also contributed to the decline.
Operating expenses up $101 million, 14%	•	Provisions for estimated customer refunds, payments, associated costs and litigation increased operating expenses $30 million. Excluding these items, operating expenses were up 10% due to higher risk and compliance costs as well as increased amortisation.
Impairment charges up $27 million, 32%	•	Stressed exposures to TCE at 3.47%, were up 42 basis points over the year, mostly from an increase in watchlist; and
	•	Increase in collectively assessed provisions form the risk in stressed exposures.

Group Businesses

2019 v 2018

Cash earnings in 2019 was a loss of $835 million, compared to a loss of $124 million in 2018. The higher loss was largely from an increase in provisions for estimated customer refunds, payments, associated costs, litigation, and the wealth reset.

Net operating income down $884 million, large	•	Net operating income was lower primarily from:
		–	increased provision for estimated customer refunds and payments ($619 million) related to Advice remediation;
		–	a reduced contribution from Treasury related to interest rate risk management (down $230 million) and lower Advice income; partly offset by
		–	a gain on asset sales and revaluation gains on a fintech investment ($24 million).
Operating expenses up $201 million, 21%	•	Provisions for estimated customer refunds, payments, associated costs and litigation and the wealth reset were $319 million higher; partly offset by
	•	Lower costs associated with the Royal Commission ($62 million) and lower variable reward.
Impairment benefit of $92 million, compared to nil	•	An impairment benefit of $92 million from a reduction in centrally held overlays, principally for the mining sector, partially offset by the introduction of an overlay for areas in Australia impacted by persistent drought conditions.

170	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

Risk management

As a bank, the management of risk is an inherent part of our business. We manage a number of risks across Westpac, these are detailed below. An example is credit risk, when we offer a loan, we accept credit risk through our assessment of the capacity of the customer to meet their repayment obligation. A customer’s circumstances may change impacting their ability to meet repayments and creating a potential loss for Westpac. We strive to manage our business in a manner that will achieve our desire of Helping Australians and New Zealanders Succeed, while protecting the safety and soundness of Westpac.

The issues raised through the Royal Commission, the AUSTRAC Statement of Claim and our own analysis of Culture, Governance and Accountability have highlighted that we must significantly improve the management of our risk, particularly non-financial risk. As a result, we have commenced a significant program to address shortcomings in the management of risk, increase the resources devoted to risk and mature our risk culture. For a more detailed discussion of these issues, please refer to the Strategic Review in Section 1 and also the Risk Factors later in this section.

The program has included changes to our risk governance structure, the introduction of a new risk management framework and clearer risk definitions. We are working to mature our risk culture and improve the clarity for our people of their risk responsibilities. A key principle at Westpac is that risk is everyone’s business and we all have a role to play.

How we manage risk

Central to the management of risk is our Risk Management Framework which outlines the steps to manage our risks, as set out in the diagram below. This Framework provides structure and discipline for our risk management activities. Effective risk management requires all the elements of the framework to operate both independently and as part of a holistic approach. At the centre of the framework is the need for a strong risk culture, that binds the elements, and for all parts of the Group to be clear on their responsibilities for identifying and managing risks through the three lines of defence model. We are working on further embedding the Risk Management Framework to improve the overall management of risk and the maturity of our risk culture.

The Risk Management Framework has nine components starting with our ‘Business Strategy’, which defines the markets and businesses the Group is operating in. We are an Australian and New Zealand bank, with a predominant focus on retail, business and targeted institutional segments. We also operate wealth, insurance and ancillary banking operations; these are managed in our Specialist Businesses division.

WESTPAC GROUP 2020 ANNUAL REPORT	171

Risk and risk management

Risk management is a daily discipline in our business. Throughout the year, we execute the elements of the Risk Management Framework to identify, analyse, oversee and manage our risks. Some components are executed more regularly. For example, monitoring and stress testing of risks are performed throughout the year, and the reporting of risks to the Board committees is performed at least quarterly.

Some of our risks are stress tested and subject to scenario analysis to assess how major events and changing operating conditions could impact on our operations, financial performance, balance sheet or reputation. Stress tests are particularly relevant in the loan portfolios where we assess the impact of changing economic scenarios on customers and our financial position.

The current environment demonstrates the importance of stress testing given the potential impacts from COVID-19 pandemic.

We need to have the right people and systems to manage risk, and underpin this with our frameworks, policies, procedures and standards used to define the appropriate controls. For example, our Risk Culture Framework sets out how we define, measure, monitor and manage risk culture.

Risk frameworks, policies, procedures and standards exist at various levels across Westpac. These may be at the Group level, across major risk categories as well as for individual regulated entities or divisions.

We also have processes in place to monitor and report risks, incidents, issues and actions. These include specific reporting of any breaches of limits. The Group has also increased its focus on resolving long-standing issues, taking action to bring risks back within appetite, and assessing the effectiveness of controls to manage risks.

We have a formal risk governance structure to support our risk management framework by providing appropriate data, analysis and recommendations to the right people and forums on a timely basis to support decision making. Risk activities are overseen by established committees (including at Board level, Executive Management, major risk type Committees, Divisional and Specialist Committees). A fuller explanation of our corporate governance is included in section one.

In response to developments over the last year, changes have been made to the committee structure with a focus on lifting our management and oversight of non-financial risk. This has included establishing a new Board Legal, Regulatory & Compliance Committee to enhance oversight of non-financial risk.

Risk Culture

A strong risk culture is essential for the Group’s Risk Management Framework to operate effectively. Following the release of AUSTRAC’s Statement of Claim, APRA required Westpac to reassess whether our CGA Program remained fit for purpose. One of the main conclusions from the CGA reassessment (completed during 2020) was that aspects of our risk culture were ‘immature and reactive’.

Westpac aspires to a mature risk culture that pro-actively identifies, manages and mitigates risks, learns from risk events and continuously anticipates new risks and opportunities. To track progress towards our aspiration, we have developed and implemented several risk culture tools and processes designed to assist management better measure, monitor and manage our risk culture:

•	Risk Culture Framework – establishing a new framework, clearly articulating the roles and responsibilities for moving our risk culture maturity towards Westpac’s aspiration, through the use of the tools and processes;
•	Risk Culture Maturity Self-Assessment – deploying an online tool allowing Divisions to annually assess their current risk culture maturity relative to Westpac’s aspiration, helping to identify and prioritise areas for improvement;
•	Risk Culture Insights Program – undertaking an independent second line deep-dive program of each Division’s risk culture, identifying the factors that positively and negatively influence the Division’s approach to risk management; and
•	Risk Culture Dashboard – launching a comprehensive database of risk culture and conduct risk metrics, to support an online automated Risk Culture Dashboard rolled out to Divisions, enabling risk culture to be measured, monitored and reported in a consistent way across the Group.

172	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

Three Lines of Defence

The three lines of defence model outlines the active roles that all employees must play in the end-to-end management of risk. The first line is responsible for identifying and owning the risks arising from all aspects of their activity. The second line provides expertise, advice and oversight in how risks are managed. The third line is Internal Audit who provide independent testing and assurance.

FIRST LINE	RISK OWNER
Identify, control and manage risk	•	Own the current and emerging risks of the business/division by identifying, managing, and monitoring
	•	Ensure that business activities are within approved risk appetite and policies
	•	Design, implement and maintain controls
	•	Comply with laws and regulation
	•	Identify and escalate risk issues
	•	Responsible for promoting a strong risk culture
SECOND LINE	RISK OVERSIGHT
Set the risk standards, provide challenge and advise the first line	•	Establish and communicate risk frameworks, appetite, and strategies
	•	Provide oversight and independent challenge to first line
	•	Identify, assess, and communicate regulatory change
	•	Measure, monitor and report risks against appetite
	•	Includes roles in Risk and Financial Crime, Compliance & Conduct divisions,
THIRD LINE	INTERNAL AUDIT
Independent audit	•	Verify that Risk Management Framework is designed and operating effectively
	•	Validate the adequacy and effectiveness of first and second line functions

Risk Identification: Major Risk Categories

The Group has identified a number of risk types and classified these under 11 major risk categories. It is important to note that the major risk categories do not represent every risk the Group may face but rather the most material risks to the Group.

MAJOR RISK CATEGORIES

We place boundaries or limits on these risks by establishing a risk appetite. Risk appetite is articulated in the Group’s Risk Appetite Statement which lists the Group’s major risks and the measures used to monitor these risks. Most of these measures are monitored by “amber” and “red” limits which indicate when risks are close to or over our risk appetite.

The Group has a number of risks which sit outside of our risk appetite or do not meet the expectations of regulators. Westpac is underway with a comprehensive action plan to address risk management and other culture, governance and accountability issues including through its CORE program and other activities, as outlined in ’Significant Developments’ in Section 1.

WESTPAC GROUP 2020 ANNUAL REPORT	173

Risk and risk management

Here is an explanation of each of our major risk categories, how we consider risk appetite and some examples of areas of focus in 2020 to illustrate how our Risk Management Framework operates.

1. STRATEGIC RISK	2. RISK CULTURE
The risk that the Group makes incomplete strategic choices, does not implement its strategies successfully, or does not respond effectively to changes in the operating environment.	The risk that our culture does not promote and reinforce behavioural expectations and structures to identify, understand, discuss and act on risks.

Risk Appetite and Mitigation

We grow our business through well-considered strategic initiatives that are aligned with the Group’s overall strategic priorities.

We manage strategic risk through:

•      Annual Board Strategy Review and Financial Target setting

•      Scenario analysis for major strategic events

•      Project investment approval processes

Risk Appetite and Mitigation

We promote a risk culture which supports our purpose, vision and values and our ability to manage risk effectively.

We assess our risk culture and our risk management outcomes regularly, and this is supported by risk culture metrics that reinforce strong risk management behaviour.

Some areas of focus include: • the impact of COVID-19 • creation of the Specialist Businesses division.	Some areas of focus include: • the new Board approved Risk Culture Framework • launched Risk Fundamentals training • completed Risk Culture Maturity self-assessments across the Group
Example of a Risk Appetite measure • Return on Equity versus target ROE	Example of a Risk Appetite measure • Internal survey results - % of respondents who feel safe calling out issues, risks and/ or concerns

3. OPERATIONAL RISK	4. CONDUCT AND COMPLIANCE
The risk of loss from inadequate or failed internal processes, people and systems or from external events.	The risk of failing to abide by compliance obligations required of us or otherwise failing to have behaviours and practices that deliver suitable, fair and clear outcomes for our customers and that support market integrity.

Risk Appetite and Mitigation

We seek to be resilient to operational risk through robust processes and controls.

Material issues and incidents from breakdowns in processes and controls must be quickly and effectively remediated.

Risk Appetite and Mitigation

We must comply with relevant laws and regulations, and we seek to conduct our business in a way that delivers suitable, fair and clear outcomes for our customers and supports the integrity of the markets in which we operate. In seeking to achieve this we aim to establish robust controls and systems to manage conduct and compliance risk, and in doing so have no appetite for:

•      Deliberate or reckless breaches of regulatory requirements

•      Systems or processes that lead to systemic or material breaches of regulatory requirements

Recognising that non-compliance will occur from time to time, we have no appetite for the failure to promptly own, investigate and remediate incidents of non-compliance.

Some areas of focus include:

•       managing the disruption in some suppliers and contractors due to COVID-19

•      working to bring back 1,000 jobs to Australia in our operations team

•      implemented new control self-assessment standard and strengthening controls

Some areas of focus include:

•      many of our employees and staff of third-party contractors working remotely due to COVID-19

•      mid-way through a significant multi-year program designed to uplift the Group’s compliance management system and professional capability of the Compliance function

Example of a Risk Appetite measure • Timely recording and ownership of incidents identified	Example of a Risk Appetite measure • Number of Compliance and Conduct matters reported to regulators

174	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

5. FINANCIAL CRIME	6. CYBER RISK
The risk that the Group fails to prevent financial crime and comply with applicable financial crime obligations.	The risk that the Group’s or its third parties’ data or technology are inappropriately accessed, manipulated or damaged from cybersecurity threats or vulnerabilities.

Risk Appetite and Mitigation

We seek to help prevent financial crime by pro- actively identifying, assessing, mitigating and reporting financial crime risks. We also seek to comply with all applicable financial crime obligations.

This means managing our financial crime risks through robust controls and systems, and promptly owning, investigating and remediating financial crime incidents where they occur.

Risk Appetite and Mitigation

We manage our cyber risks within the appropriate regulatory frameworks, we have an end-to-end view of the Westpac Group Cyber ecosystem to ensure these risks do not undermine our strategic, financial, reputational or regulatory standing, and we remain resilient to cybersecurity threats and vulnerabilities.

We implement cyber controls commensurate to the cyber threats we respond to.

Some areas of focus include:

•      continuing a significant multi-year program to strengthen areas of control weaknesses in financial crime

•      establishing a Board Legal, Regulatory & Compliance Committee

•      increasing resources and training for our financial crime team

Some areas of focus include: • continued delivery of a program to lift cybersecurity capability including new data protection controls
Example of a Risk Appetite measure • Number of high rated issues not remediated within agreed timeframes.	Example of a Risk Appetite measure • Number of material security incidents

7. REPUTATIONAL AND SUSTAINABILITY RISK

Reputational risk is defined as an action, inaction, transaction, investment or event that will reduce trust in the Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Sustainability risk is the risk of loss or negative impact from the failure to recognise or address environmental, social or governance (ESG) issues.

Risk Appetite and Mitigation

We seek to maintain the confidence of all stakeholders, to cultivate trust in our integrity and competence. We have little appetite for actions, inactions, transactions, investments and events which may affect the Group’s integrity or competence. We only have appetite for this risk where it is outweighed by another equally or more important Group interest which is aligned with our purpose and core values and there is no way to circumvent the risk.

The principles that govern our approach include

•      Acting with integrity

•      Doing the right thing by our customers

•      Balancing commerciality of decisions with stakeholder expectations

•      Balancing commerciality of decisions with potential impact on people or the environment

Some areas of focus include:

•      the causes and impact of AUSTRAC civil penalty proceedings against Westpac

•      released updates to our Climate Change and Human Rights Position Statements and 2023 Action Plans, including commitments to improve risk identification, management, oversight and reporting

Example of a Risk Appetite measure • Dow Jones Sustainability Index (DJSI) ranking

WESTPAC GROUP 2020 ANNUAL REPORT	175

Risk and risk management

8. CAPITAL ADEQUACY	9. FUNDING AND LIQUIDITY
The risk of an inadequate level or composition of capital to support our business and meet regulatory requirements under both normal or stressed conditions.	The risk we cannot meet our payment obligations or have an appropriate amount, tenor and composition of funding and liquidity to support our assets.

Risk Appetite and Mitigation

We seek to maintain a strong balance sheet, including in stress scenarios.

We evaluate our approach to Capital management through an Internal Capital Adequacy Assessment Process, the key features of which include:

•      A capital management strategy

•      Considering economic and regulatory requirements

•      Stress testing considerations

•      Considering the perspective of external stakeholders

Risk Appetite and Mitigation

We ensure that we hold sufficient cash and other liquid resources to meet financial obligations as and when they fall due, and that we comply with all relevant internal policies and regulatory obligations.

We manage our balance sheet such that we have:

•      A diversified, stable and cost-effective funding base

•      Enough funding as and when needed

•      sufficient securable assets to meet our funding and repo requirements

•      Sufficient stable funding sources to fund new loan growth

Some areas of focus include:

•      $2.5 billion capital raising in November 2019

•      APRA imposed a $500 million capital overlay following AUSTRAC’s statement of claim

•      use of RWA overlays to account for higher probability of default for corporate, business lending and specialised lending

Some areas of focus include:

•      the RBA announced the establishment of the TFF on 19 March 2020. As at 30 September 2020, Westpac’s total TFF allowance was $19.7 billion. A supplementary allowance of $11.9 billion will be available to Westpac from 1 October 2020

•      further information on liquidity risk management is contained in Note 21 to the financial statements

Example of a Risk Appetite measure • Common equity tier 1 (CET1) ratio – a measure which shows a bank’s capacity to absorb losses on a going concern basis.	Example of a Risk Appetite measure • Net Stable Funding Ratio (NSFR) • Liquidity coverage ratio (LCR)

176	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

10. CREDIT RISK	11. MARKET RISK
The risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.	The risk of an adverse impact on earnings from changes in various market prices such as exchange rates, interest rates and credit spreads.

Risk Appetite and Mitigation

We have appetite for credit risk where:

•      We have sufficient expertise to make appropriate credit decisions

•      We understand and are comfortable with possible downsides

•      No excessive exposure concentrations

We manage credit risk using Program- managed (high-volume homogeneous credit risk) and Transaction-managed (individual customer and transactions) approaches.

Management of credit risk is also supported by a range of policies, processes, systems, risk delegated authorities and Board-approved credit risk limits.

Risk Appetite and Mitigation

We have appetite for market risk in approved products within our limit framework. We seek to protect our positions from changes in financial market factors which may affect our activities.

We manage market risk using the Traded market risk (risk arising from dealings in a variety of approved financial markets products) and Non-traded market risk (risk arising from lending, deposit-taking, balance sheet funding, liquidity and capital management activities) approaches.

Some areas of focus include:

•      heightened credit risk from COVID-19 and reduced economic activity

•      higher provisions for expected credit losses

•      further information on credit risk management and provisioning is contained in Notes 13 and 21 to the financial statements, and in Westpac’s Pillar 3 reports

Some areas of focus include: • exited Energy Trading in the final quarter of the financial year • further information on market risk management is contained in Note 21 to the financial statements
Example of a Risk Appetite measure • Impairment charge as percentage of core earnings	Example of a Risk Appetite measure • Value at Risk (VaR, $m) measures across products and portfolios • Net interest income at risk

For further information regarding the roles and responsibilities of the BRiskC and other Board committees in managing risk, refer to Westpac’s Corporate Governance Statement in Section 1.

WESTPAC GROUP 2020 ANNUAL REPORT	177

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

Risks relating to our business

COVID-19 has had, and COVID-19 and a pandemic like COVID-19 could in the future have, an adverse effect on the Group

The Group is vulnerable to the impacts of a communicable disease outbreak or a pandemic. The COVID-19 pandemic has had, and we expect will continue to have, a negative impact on our customers, shareholders, employees and financial performance, among other adverse effects.

The pandemic has disrupted, and will continue to disrupt, numerous industries and global supply chains, while important measures to mitigate its impact (such as restrictions on businesses, movement and public gatherings) have had, and we expect will continue to have, a negative effect on economic activity.

This decrease in economic activity has affected, and will continue to affect, demand for Westpac’s products and services for an unknown time and by an unknown amount. The associated financial stress on Westpac’s customers has increased impairments, defaults and write-offs. Westpac has increased its provisions for expected credit losses, however, further increases may be required. For more information refer to Note 13 and Note 21 to the financial statements.

Westpac has supported customers impacted by the pandemic by lowering interest rates on certain products, waiving certain fees and granting deferrals of certain loan repayments. These initiatives have had and may continue to have a negative impact on the Group’s financial performance and may see the Group assume greater risk than it would have under ordinary circumstances. There is also a possibility that governments or regulators will require banks (including Westpac) to provide further support to customers impacted by the COVID-19 pandemic.

Actions taken by regulators in response to the COVID-19 pandemic have impacted and could in the future impact the Group. As an example, regulators in some overseas jurisdictions have exercised their powers to prevent banks from declaring dividends or undertaking share buybacks. In New Zealand, the RBNZ made the decision to freeze the distribution of dividends on ordinary shares by all banks in New Zealand during the period of economic uncertainty caused by COVID-19. This prevents Westpac’s subsidiary Westpac New Zealand Limited from paying dividends and has a negative impact on Westpac’s Level 1 CET1 capital ratio.

It is possible that APRA will take a similar approach in the future and prevent Westpac from declaring dividends to its investors. While APRA has not yet taken such action, it has written to Australian banks (including Westpac) and outlined its expectation that they limit any dividends and discretionary capital distributions in the coming months.

Further information about impacts on the Group as a result of actions taken by regulators in response to the COVID-19 pandemic is outlined in ’Significant Developments’.

Westpac’s business activities and operations have been, and will likely in the future be, disrupted by disease outbreaks or pandemics. For example, the COVID-19 pandemic has resulted in Westpac closing workplaces and suspending the provision of services through certain channels.

When such outbreaks or pandemics occur, Westpac may need to adjust its risk appetite, policies or controls so it can respond to the outbreak or pandemic and protect the well-being of staff and customers who visit our premises. These changes could have unforeseen consequences and expose the Group to increased regulatory oversight and/or regulatory action.

Further, to respond to the COVID-19 pandemic, Westpac has implemented (and may implement in the future) new measures in very short periods of time. Taking this type of action may increase the risk that an operational or compliance breakdown occurs, potentially leading to financial losses, impacts on customer service or regulatory and/or legal action.

The COVID-19 pandemic has also impacted the Group’s ability to pay dividends, with the Group electing not to pay an interim dividend this financial year given the desire to retain a strong balance sheet and the ongoing uncertainty in the operating environment. It is possible that the pandemic will negatively impact the Group’s ability to pay future dividends or make capital distributions.

There continues to be significant uncertainty associated with the COVID-19 pandemic, including the severity of the disease, its duration and actions that may be taken by governments and businesses to attempt to contain the virus or mitigate its impact. In turn, this has the potential for longer term impacts on Westpac’s customers, business and operations. The COVID-19 pandemic may also heighten other risks described below.

178	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

We could be adversely affected by legal or regulatory change

The Group’s business, prospects, reputation, financial performance and financial condition have been, and could in the future be, adversely affected by changes to law, regulation, policies, supervisory activities and the expectations of our regulators. The Group operates in an environment where there is increased regulation on and scrutiny of financial services providers.

Regulatory change has directly and adversely affected the Group’s financial condition and financial position, and could do so in the future. In recent years, laws and regulations have been introduced requiring Westpac to hold more liquidity and higher capital, and a Bank Levy (based on liabilities) has been imposed on Australia’s largest banks. Laws and regulations that have a similar effect could be passed in the future, including as a result of APRA’s proposed capital policy reforms.

Regulatory changes may also affect how we operate. For example, recent regulation has altered the way we provide our products and services, in some cases requiring us to change or discontinue our offerings. Regulation could also limit our flexibility, require us to incur substantial costs, impact the profitability of our businesses, result in the Group being unable to increase or maintain market share and/or create pressure on margins and fees.

There are many sources of regulatory change that could affect our business. Such change could stem from international bodies, such as the Basel Committee on Banking Supervision (BCBS) or from reviews and inquiries commissioned by governments (including the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry) or regulators. Reviews and commissions of inquiry may lead to, and in some cases already have led to, substantial regulatory change, which could have a material impact on the Group.

Regulation impacting our business may not always be released in a timely manner before its date of implementation. Similarly, early announcements of regulatory change may not be specific and significantly differ from the final regulation. In those cases, the Group may not be able to effectively manage its compliance design in the timeframes available.

Relevant governments or regulators could also revise their application of regulatory policies, thereby impacting our business (such as macro-prudential limits on lending).

It is critical the Group manages regulatory change effectively. The failure to do so has, and could in the future, result in the Group not meeting its compliance obligations, the potential consequences of which are set out below in ‘We have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy’. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change, and significant management attention and resources may be required to update existing, or implement new, processes to comply with such new regulations.

The Group’s ability to manage regulatory change has been, and will in the future be, impacted by the COVID-19 pandemic or similar pandemics. The COVID-19 pandemic has caused significant disruptions and delays to regulatory change projects, increasing the risk that the Group may not comply with new regulations when they come into effect. The governmental response to COVID-19 has also seen new legislation and regulation, which may increase compliance risks. The Group may also incur significant costs responding to this new legislation and regulation.

For further information about regulatory changes affecting the Group, refer to ’Significant Developments’ and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments’ in Note 1 to the financial statements.

We have been and could be adversely affected by failing to comply with laws, regulations or regulatory policy

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

The Group is subject to conduct and compliance risk. These risks are exacerbated by the increasing complexity and volume of regulation, including where we interpret our obligations and rights differently to regulators or a Court, tribunal or other body. The potential for this is heightened when regulation is new, untested or is not accompanied by extensive regulatory guidance.

The Group’s compliance management system is designed to identify, assess and manage compliance risk. However, this system has not always been, and may not always be, effective. Breakdowns have, and may in the future, occur due to flaws in the design of controls or processes. This has resulted in, and may in the future result in, potential breaches of compliance obligations as well as poor customer outcomes.

Conduct risk could occur through the provision of products and services to customers that do not meet their needs or do not meet the expectations of the market, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external services providers. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), weakness in risk culture, poor product design and implementation, failure to adequately consider customer needs or selling products and services outside of customer target markets. This could include deliberate attempts by such individuals to circumvent Westpac’s controls, processes and procedures or negligent actions that could result in the circumvention of Westpac’s controls, processes and procedures. The Group depends on its people to ‘do the right thing’ to meet its compliance obligations. Inappropriate or poor conduct by these individuals such as not following a policy or engaging in misconduct has and could result in poor customer outcomes and a failure by the Group to meet its compliance obligations. The large number of employees and the staff of our third-party contractors

WESTPAC GROUP 2020 ANNUAL REPORT	179

Risk and risk management

working remotely due to the COVID-19 pandemic may negatively affect the Group’s compliance controls and monitoring processes and there may be an increased risk that staff fail to follow internal policies or that customers may be adversely affected through privacy breaches.

While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes have been, and may be, ineffective. The failure of these policies and processes could result in financial losses (including incurring substantial remediation costs and as a result of litigation by regulators and customers) and reputational damage, which could adversely affect our business, prospects, financial performance or financial condition.

The Group’s failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation. The Group is currently subject to investigations and reviews by regulators (refer to ’Significant Developments’ and Note 27 to the financial statements for more detail), with the intensity of these increasing. The Group has devoted (and will need to continue to devote) significant resources and has incurred (and will continue to incur) costs for these reviews and investigations, which may adversely affect Westpac’s business, operations, reputation, financial performance and ability to pay dividends.

Depending on the circumstances, regulatory reviews and investigations have in the past and may in the future result in a regulator taking administrative or enforcement action against the Group and/or its representatives. Regulators could pursue civil or criminal proceedings, seeking substantial fines, civil penalties or other enforcement outcomes. In addition, regulatory investigations may lead to adverse findings against directors and management, including potential disqualification.

In many cases, our regulators have broad powers. For example, APRA can, in certain circumstances, issue directions to us (such as a direction to comply with a prudential requirement, conduct an audit or take remedial action) or disqualify an ‘Accountable Person’ under the Banking and Executive Accountability Regime.

APRA can also require the Group to hold additional capital either through a capital overlay or higher risk weighted assets. APRA imposed a $500 million overlay to our operational risk capital requirement following the completion of our self-assessment into our frameworks and practices in relation to governance, culture and accountability and a further $500 million overlay following the commencement of civil penalty proceedings by AUSTRAC (both overlays were applied through an increase in risk weighted assets). If the Group incurs additional capital overlays it may need to raise additional capital which could have an adverse impact on our financial performance and financial condition.

The political and regulatory environment that the Group operates in has seen (and may in the future see) our regulators (including any new regulator) receive new powers along with materially increased penalties for corporate and financial sector misconduct. In particular, ASIC can commence civil penalty proceedings and seek civil penalties (currently up to $525 million per offence) against an Australian Financial Services licensee (such as Westpac) for failing to do all things necessary to ensure that financial services provided under the licence are provided efficiently, honestly and fairly. The Group may also face significant penalties for failing to comply with other obligations, and a failure by the Group may result in multiple contraventions leading to large penalties.

Our regulators have adjusted and may in the future continue to adjust the way they approach oversight, potentially preferring their enforcement powers over a more consultative approach. For example ASIC has committed to continue to use a ‘Why not litigate?’ approach and indicated that it will (among other things) prioritise case studies and referrals arising from the Royal Commission and significant market misconduct. APRA has also committed to a revised enforcement approach (including a new Supervision Risk and Intensity Model), indicating it will use enforcement where appropriate to prevent and address serious prudential risks and hold entities and individuals to account.

There may also be a shift in the type and focus of enforcement proceedings commenced by regulators in the future. Regulators may increasingly seek to bring criminal proceedings against institutions and/or their employees or representatives by referring potential criminal matters to the Commonwealth Department of Public Prosecutions or other prosecutorial bodies.

The way regulators supervise and monitor institutions has also changed and may continue to change in the future. An example is ASIC’s ‘Close and Continuous Monitoring’ (CCM) program involving onsite reviews of financial services entities, including Westpac.

While ASIC, APRA and other regulators have indicated their immediate focus is on responding to the COVID-19 pandemic and they may delay certain enforcement, supervisory activities or monitoring activities, the long term trend to enhanced supervision and monitoring and greater enforcement activity remains.

Disruptions to Westpac’s business, operations, third party contractors and suppliers resulting from the COVID-19 pandemic have also increased and may continue to increase the risk that Westpac will not be able to satisfy commitments made to regulators about improving processes and/or resolving outstanding issues, potentially increasing the prospect of a regulator taking action against the Group.

Regulatory action commenced against the Group has exposed and may in the future expose the Group to an increased risk of litigation brought by third parties (including through class action proceedings), which may require the Group to pay compensation to third parties and/or undertake further remediation activities.

Regulatory investigations, inquiries, litigation, fines, penalties, infringement notices, revocation, suspension or variation of conditions of regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition. For further details about regulatory matters that may affect the Group, refer to ’Significant Developments’.

180	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

The failure to comply with financial crime obligations has had and could have further adverse effects on our business and reputation

The Group is subject to anti-money laundering and counter-terrorism financing (AML/CTF) laws, anti-bribery and corruption laws, economic and trade sanctions laws and tax transparency laws in the jurisdictions in which it operates. These laws can be complex and, in some circumstances, impose a diverse range of obligations. As a result, regulatory, operational and compliance risks are heightened. For example, AML/CTF laws require Westpac and other regulated institutions to (amongst other things) undertake the applicable customer identification procedures, conduct ongoing and enhanced due diligence on customers, maintain and comply with an AML/CTF program and undertake ongoing risk assessments.

AML/CTF laws also require Westpac to report certain matters and transactions to regulators (including international funds transfer instructions, threshold transaction reports and suspicious matter reports) and ensure that certain information is not disclosed to third parties in a way that would contravene the ‘tipping off’ provisions in AML/CTF legislation. The failure to comply with these laws has had, and in the future may have, adverse impacts for the Group.

In recent years there has been, and there continues to be, increased focus on compliance with financial crime obligations, with regulators globally commencing large-scale investigations and taking enforcement action for identified non-compliance (often seeking significant penalties). Further, due to the Group’s large number of customers and transaction volumes, the undetected failure or the ineffective implementation, monitoring or remediation of a system, policy, process or control (including a regulatory reporting obligation) has, and could in the future result in, a significant number of breaches of AML/CTF obligations. This in turn could lead to significant penalties and other adverse impacts for the Group, such as reputational damage.

While the Group has systems, policies, processes and controls in place designed to manage its financial crime obligations (including reporting obligations), these have not always been, and may not in the future always be effective. This could be for a range of reasons, including, for example, a deficiency in the design of a control or a technology failure. Our analysis and reviews, in addition to regulator feedback, have highlighted that our systems, policies, processes and controls are not operating satisfactorily in a number of respects and require improvement.

The Group is currently undertaking a significant multi-year program of work to strengthen areas of control weakness in its financial crime risk management framework (including important aspects of its money laundering and terrorism financing risk assessments and governance) and rectify the management of this risk. The Group has increased dedicated financial crime risk expertise and resources to deliver the financial crime program of work. With increased focus on financial crime, further issues requiring attention have been identified and may continue to be identified. For further information, refer to ’Significant Developments’.

Although the Group provides updates to AUSTRAC and other regulators on its remediation and other program activities, there is no assurance that AUSTRAC or other regulators will agree that its remediation and program update activities will be adequate or effectively enhance the Group’s compliance programs.

If we fail, or where we have failed, to comply with these financial crime obligations, we have and could face regulatory enforcement action such as litigation, significant fines, penalties and the revocation, suspension or variation of licence conditions, such as the civil penalty proceedings brought by AUSTRAC against Westpac on 20 November 2019 for alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). Further information on the AUSTRAC proceedings and other financial crime matters is in ’Significant Developments’. For information on the provision made for a penalty for these proceedings, refer to Note 27 to the financial statements.

Non-compliance or alleged non-compliance with our financial crime related obligations and public disclosure have also resulted in, and could lead to regulatory investigations, reviews, inquiries, proceedings or other litigation commenced by third parties (including Australian, US or other class actions), and regulatory action in non- Australian jurisdictions where we operate. Any such litigation or proceeding could cause significant financial and reputational damage to us. Reputational damage could result in the loss of customers or restrict the Group’s ability to efficiently access capital markets, which could have a material adverse effect on the Group’s business, reputation, prospects, financial performance and financial condition. Furthermore, any such effect could harm the Group’s credit ratings. Previous enforcement action by AUSTRAC has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences, including substantial financial penalties, restrictions and other regulator imposed conditions.

Reputational damage has harmed and could in the future harm our business and prospects

Reputational risk arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our past, current and planned activities, processes, performance and behaviours.

There are various potential sources of reputational damage. For example, where our actions cause, or are perceived to cause, a negative outcome for customers, shareholders, stakeholders or the community. Reputational damage could also arise from the failure to effectively manage risks, failure to comply with legal and regulatory requirements, enforcement or supervisory action by regulators (such as the civil penalty proceedings brought by AUSTRAC), adverse findings from regulatory reviews, failure or perceived failure to adequately respond to community, environmental, social and ethical issues, failure of information security systems, technology failures and security breaches and inadequate record keeping which may prevent Westpac from demonstrating that or determining if a past decision was appropriate at the time it was made.

WESTPAC GROUP 2020 ANNUAL REPORT	181

Risk and risk management

Our reputation could also be adversely affected by the actions of customers, suppliers, joint-venture partners, strategic partners, other counterparties and accredited data recipients that the Group provides customer data to under Australia’s ‘Open Banking’ regime.

Failure, or perceived failure, to address issues that could or do give rise to reputational risk has created, and could in the future create, additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation brought by third parties (including class actions), require us to remediate and compensate customers and incur remediation costs or harm our reputation among customers, investors and the market. This could adversely affect our business, prospects, financial performance or financial condition.

We have and could suffer losses due to litigation

Westpac and its subsidiaries may, from time to time, be involved in legal proceedings (including class actions), regulatory actions or arbitration. Such litigation could be commenced by a range of plaintiffs, such as customers, shareholders, suppliers, counterparties and regulators.

In recent years there has been an increase in class action proceedings, many of which have resulted in significant monetary settlements. The risk of class actions has been heightened by a number of factors, including regulatory enforcement actions (such as the civil penalty proceedings brought by AUSTRAC), an increase in the number of regulatory investigations and inquiries (such as the Royal Commission), a greater willingness on the part of regulators to commence court proceedings, more intense media scrutiny and the growth of third party litigation funding. Class actions commenced against a competitor could also lead to similar proceedings against Westpac.

Litigation (including class actions) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. This risk is heightened by increases in the severity of penalties for certain breaches of the law. Such matters are subject to many uncertainties and the outcome may not be predicted accurately. Furthermore, the Group’s ability to respond to and defend litigation may be adversely affected by inadequate record keeping.

Depending on the outcome of any litigation, the Group may be required to comply with broad court orders, including compliance orders, enforcement orders or otherwise pay significant damages, fines, penalties or legal costs.

In addition, the case studies considered by the Royal Commission, and the Royal Commission’s findings, have led, and may in the future lead to, regulators commencing investigations and/or enforcement action against the Group.

The Group’s material provisions and contingent liabilities are described in Note 27 to the financial statements. There is a risk that the actual penalty paid following a settlement or determination by a Court for any legal proceedings may be materially higher or lower than the provision or that any contingent liability may be larger than anticipated. This may occur in a range of situations, for example where the scope of litigation against the Group is expanded by further claims or causes of action. There is also a risk that additional litigation or contingent liabilities arise, all of which could adversely affect our business, prospects, reputation, financial performance or financial condition.

We have suffered, and could in the future suffer, information security risks, including cyberattacks

The Group (and its external service providers) is subject to information security risks. These risks are heightened by:

•	new technologies;
•	increased use of the internet and telecommunications to conduct financial transactions;
•	the growing sophistication of attackers;
•	increased regulatory focus on cyber security and oversight of cyber activities; and
•	the COVID-19 pandemic, which has resulted in many Westpac employees (and staff of service providers) working remotely or from other sites, potentially providing increased opportunities for cyber threat actors to exploit.

While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems have not always been, and may not always be, effective. There is no assurance that we will not suffer losses from cyberattacks or information security breaches. The Group may not be able to anticipate and prevent a cyberattack, effectively respond to a cyberattack and/or rectify or minimise damage resulting from a cyberattack. Our external service providers, and other parties that facilitate our activities and financial platforms and infrastructure (such as payment systems and exchanges) are also subject to the risk of cyberattacks.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the confidentiality and integrity of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

A range of potential consequences could arise from a successful cyberattack, such as:

•	systems not operating properly disrupting operations;
•	damage to technology infrastructure;
•	adverse impacts to network access, operations or availability of services;
•	loss of customers;
•	loss of data/information;

182	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

•	reputational damage;
•	claims for compensation;
•	adverse regulatory action including fines or penalties; and
•	significant additional resources required to modify our systems or to investigate and remediate any vulnerabilities or incidents.

All these potential consequences could negatively affect our business, prospects, financial performance or financial condition.

As cyber threats evolve, we may need to spend significant resources to modify or enhance our systems or investigate and remediate any vulnerabilities or incidents.

We could suffer losses due to technology failures

Maintaining the reliability, integrity and security of our information and technology is crucial to our business.

While the Group has a number of processes in place to preserve and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled, including from events wholly or partially beyond our control. For example, the COVID-19 pandemic has seen more employees and staff of our third-party contractors work remotely or from alternative sites, which may put additional stress on Westpac’s technology infrastructure and systems. Similarly, the COVID-19 pandemic and the measures implemented by governments to mitigate its spread are likely to result in increased demand being placed on critical national technology and communications infrastructure which the Group relies on. This could adversely impact the reliability of such infrastructure and increase the risk that our technology systems will not be able to operate properly or will become disabled for a period of time.

If we incur a technology failure we may fail to meet a compliance obligation (such as retaining records and data for a certain period of time), or our customers may be adversely affected, including through privacy breaches or loss of personal data. This could result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking action against us. The over reliance on legacy systems may heighten the risk of a technology failure.

We need to regularly renew and enhance our technology to deliver new products and services, comply with regulatory obligations and meet our customers’ and regulators’ obligations. Consequently, we are constantly managing new technology projects. Failure to effectively implement these projects could result in cost overruns, reduced productivity, operational instability, compliance failures, reputational damage and/or the loss of market share. This could place us at a competitive disadvantage and adversely affect our business, prospects, financial performance or financial condition.

We are exposed to adverse credit and capital market conditions

We rely on deposits, and credit and capital markets to fund our business and source liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity. Such disruption can be for extended periods and be unpredictable as experienced during the Global Financial Crisis. The main risks we face are damage to market confidence, changes to the access and cost of funding, a slowing in global economic activity or other impacts on customers or counterparties.

As of 30 September 2020, approximately 27% of our total funding originated from domestic and international wholesale markets. Of this, around 58% was sourced outside Australia and New Zealand. Customer deposits provide around 65% of total funding. Customer deposits held by Westpac comprise both term deposits, which can be withdrawn after a certain period of time and at call deposits, which can be withdrawn at any time.

A shift in investment preferences could result in deposit withdrawals which could increase our need for funding from other, potentially less stable, or more expensive sources.

If market conditions deteriorate due to economic, financial, political or other reasons (including the COVID-19 pandemic), there may also be a loss of confidence in bank deposits leading to unexpected withdrawals. This could increase funding costs and our liquidity, funding and lending activities may be constrained and our financial solvency threatened.

If our current sources of funding prove to be insufficient, we may need to seek alternatives which will depend on factors such as market conditions, our credit ratings and market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition.

If Westpac is unable to source appropriate funding, we may be forced to reduce lending or liquidity. This may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition. If Westpac is unable to source appropriate funding for an extended period, or if it can no longer realise liquidity, Westpac may not be able to pay its debts as and when they fall due.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on market movements, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks.

For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk’ in Note 21 to the financial statements.

WESTPAC GROUP 2020 ANNUAL REPORT	183

Risk and risk management

We could be adversely affected by the risk of inadequate capital levels under stressed conditions

The economic impact of the COVID-19 pandemic has brought to the fore the risk of an inadequate level or composition of capital to support normal business activities and to meet regulatory capital requirements under normal operating environments or stressed conditions. Regulatory change will require banks to hold higher capital, specifically for the implementation of future capital and risk-weighted assets regulations coming into effect from 2023. APRA requires banks to operate above the 10.5% unquestionably strong benchmark to prepare for this change although the impact on each bank will be different due to different balance sheet and portfolio mix. Capital distribution constraints apply when an ADI’s Common Equity Tier 1 Capital ratio is within the capital buffer (CB) range (consisting of the capital conservation buffer plus any countercyclical capital buffer). Capital constraints could have an impact on Westpac’s ability to pay future dividends or make capital distributions. Adverse conditions and/or adverse regulatory change could impact Westpac’s capital adequacy and/or trigger capital distribution constraints.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due. Potential sovereign debt defaults and the risk that governments will nationalise parts of their economy including assets of financial institutions such as Westpac could negatively impact the value of our holdings of liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets, adversely affecting our liquidity, financial performance or financial condition.

We could be adversely affected by the failure to maintain our credit ratings

Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding and may be important to certain customers or counterparties when evaluating our products and services.

Credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, the quality of our governance, structural considerations regarding the Australian financial system and economy and Australia’s Sovereign credit rating. A rating downgrade could be driven by a downgrade of Australia’s Sovereign credit rating, or one or more of the risks identified in this section or by other events including changes to the methodologies rating agencies use to determine ratings.

The economic impacts of the COVID-19 pandemic have affected Westpac’s credit ratings and may do so in the future. In April 2020, Fitch Ratings downgraded its short-term and long-term ratings for the major Australian banks (including Westpac) by one notch, to A+ (from AA-) and F1 (from F1+) respectively, citing the significant economic consequences for Westpac’s core markets of Australia and New Zealand caused by the actions taken by governments to slow the spread of COVID-19. Fitch Ratings has maintained the rating outlook for the major Australian banks as “negative”, reflecting the major downside risk to Fitch’s economic outlook in light of the evolving global situation. In April 2020, S&P Global Ratings revised its outlook for Westpac’s long-term issuer credit rating to ‘negative’, mirroring a similar change to its outlook for the Australian Sovereign. As the economic impacts from the COVID-19 pandemic continue, there is a risk that there will be further negative movement in our credit ratings.

A downgrade to our credit ratings could have an adverse effect on our cost of funds, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any rating change, differences across agencies (split ratings) and whether competitors or the sector are also impacted.

We could be adversely affected by a shock to the Australian, New Zealand or other financial systems

There is a risk that a major systemic shock could occur that adversely impacts the Australian, New Zealand or other financial systems.

In the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by volatility, global economic conditions, external events, geopolitical instability (such as global conflicts), and political developments. For example, the impacts from the COVID-19 pandemic have been, and could continue to be, significant for the global economy including Australia and New Zealand.

Market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for our products and services could decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers or counterparties to repay their loans or meet their obligations, causing us higher credit losses and affecting investors’ willingness to invest in the Group. These events could also undermine confidence in the financial system, reduce liquidity, impair access to funding and affect our customers and counterparties. If this occurred, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there is a risk that our response may be ineffective.

184	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

Declines in asset markets could adversely affect our operations or profitability

Recent and future declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property markets have adversely affected, and could in the future adversely affect, our operations and profitability.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold. This may impact our ability to recover amounts owing to us if customers or counterparties default. It may also affect our impairment charges and provisions, in turn impacting our financial performance and financial condition.

Declining asset prices also impact our wealth management business as its earnings partly depend on fees based on the value of securities and/or assets held or managed.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require.

The majority of our business is conducted in Australia and New Zealand so our performance is influenced by the level and cyclical nature of activity in these countries. These factors are in turn impacted by domestic and international economic conditions (including, at present, the COVID-19 pandemic).

A significant decrease in Australian and New Zealand housing valuations and commercial property valuations could adversely impact our lending activities because borrowers with loans in excess of their property value show a higher propensity to default. If defaults occur, our security may be eroded, causing higher credit losses. The demand for our home lending products may also decline due to changes in tax legislation (such as changes to tax rates, concessions or deductions), regulatory requirements or buyer concerns about decreases in values.

Adverse changes to economic and business conditions in Australia, New Zealand and other countries could also adversely affect our customers. In particular, due to the economic relationship between Australia and China, particularly in the mining, resources and agricultural sectors, a slowdown in China’s economic growth (or the adoption of protectionist trade measures) could negatively impact the Australian economy. Changes in commodity prices, Chinese Government policies and economic conditions could reduce demand for our products and services and affect the ability of our borrowers to repay their loans. If this occurred, it could negatively impact our business, prospects, financial performance or financial condition.

Monetary policy can also significantly affect the Group. Interest rate settings (including low or negative rates) and other actions taken by central banks (such as quantitative easing) may adversely affect our cost of funds, the value of our lending and investments and our margins. Monetary policies also impact economic conditions of the jurisdictions we operate or obtain funding in. These policies could affect demand for our products and services and/or have a negative impact on the Group’s customers and counterparties, potentially increasing the risk that they will default. All these factors could adversely affect our business, prospects, financial performance or financial condition.

An increase in defaults has adversely affected and could further adversely affect our financial performance or financial condition

We establish provisions for credit impairment based on current information and our expectations. If economic conditions deteriorate beyond our expectations, some customers and/or counterparties could experience higher financial stress leading to an increase in defaults and write-offs, and higher provisioning. Such events could adversely affect our liquidity, capital resources, financial performance or financial condition.

These risks are heightened by the COVID-19 pandemic which has negatively impacted economic activity and caused a range of customers to experience financial stress. The pandemic has seen many customers cease or substantially reduce their operations for an unknown period. In addition, individuals may have been laid off, been unable to work, or have fewer work hours. Westpac has received requests for assistance from affected businesses and consumers and has implemented, and will continue to implement, various initiatives to support them, including repayment deferrals and interest capitalisation. These initiatives, and any support that governments or regulators may in the future require banks to provide to customers impacted by the COVID-19 pandemic, may have a negative impact on the Group’s financial performance and may see the Group assume greater risk than it would have under ordinary circumstances.

The long-term impact of the COVID-19 pandemic on customers and the magnitude of defaults or impairments is uncertain. For example, consumers may permanently decrease discretionary spending, which may increase the time it takes certain industries to recover.

Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings in, and holdings of, debt securities issued by other institutions, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management, including the management of credit risk, refer to the ‘Risk management’ section and Note 21 to the financial statements.

WESTPAC GROUP 2020 ANNUAL REPORT	185

Risk and risk management

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete with a range of firms, including retail and commercial banks, investment banks, other financial service companies, fintech companies and businesses in other industries with financial services aspirations. This includes those not subject to the same capital and regulatory requirements which may allow those competitors to operate more flexibly.

Emerging competitors are increasingly altering the competitive environment by adopting new business models or seeking to use new technologies to disrupt existing business models.

The competitive environment may also change as a result of increased scrutiny by regulators in the sector, and legislative reforms such as ‘Open Banking’, which will stimulate competition, improve customer choice and likely give rise to increased competition from new and existing firms.

A failure to compete effectively in the various markets in which we operate has and may continue to lead to a decline in our margins or market share.

Deposits fund a significant portion of our balance sheet and have been a relatively stable source of funding. If we are not able to successfully compete for deposits this could increase our cost of funding, lead us to seek access to other types of funding or result in us reducing our lending.

Our ability to compete depends on our ability to offer products and services that meet evolving customer preferences. A failure to effectively respond to changes in customer preferences could see us lose customers. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk due to our financial markets businesses, our defined benefit plan and through asset and liability management. Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates (including low or negative interest rates and any resulting pressure placed on the Group’s interest margins). This includes interest rate risk in the banking book due to a mismatch between the duration of assets and liabilities arising from the normal course of business activities.

Changes in markets could be driven by numerous developments. For example, the COVID-19 pandemic has resulted in significant market disruption and price volatility.

The July 2017 announcement by the FCA (which regulates the London Interbank Offered Rate (“LIBOR”)) that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021 may also impact market volatility. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it appears that LIBOR will be discontinued or modified by 2021. Any such developments or future changes in the administration of LIBOR or other market benchmarks could have adverse consequences to the return on, value of and market for securities and other instruments linked to any such benchmark, including securities or other instruments issued by the Group.

If we were to suffer substantial losses due to market volatility (including changes in the return on, value of or market for, securities or other instruments) it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We have and could suffer losses due to operational risks

Operational risk includes, among other things, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, or outbreaks of communicable diseases (such as the COVID-19 pandemic), environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these have not always been, or may not now be, effective.

Ineffective processes and controls have resulted in, and could result in, an adverse outcome for Westpac’s customers. For example, a process breakdown could result in a customer not receiving a product on the terms, conditions, or pricing they agreed to, potentially leading to greater amounts of financial stress. Failed processes could also result in Westpac incurring losses because we cannot enforce our contractual rights. This could occur because Westpac did not correctly document its rights or failed to perfect a security interest. These types of operational failures may also result in customer remediation and/or increased regulatory scrutiny and, depending on the nature of the failure, result in class action proceedings or a regulator commencing an investigation and/or taking other action.

We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements. Fraudulent conduct can also arise from external parties seeking to access the bank’s systems or customer accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our customers, business, prospects, reputation, financial performance or financial condition.

186	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

Westpac is also exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model.

Financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators, to conduct their business and meet regulatory obligations. A breakdown in a process or control related to the transfer, storage or protection of data sent to a third party, or the failure of a third party to use and handle this data correctly, could result in the Group failing to meet a compliance obligation (including relevant privacy obligations) and/or have an adverse impact on our customers and the Group.

Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. The COVID-19 pandemic is disrupting some suppliers and third party contractors, and these disruptions are likely to continue. Failures by these third-party contractors and suppliers to deliver services as required could disrupt Westpac’s ability to provide its products and services and adversely impact our operations, financial performance or reputation.

Another possible source of disruption to the Group is central banks adopting negative interest rates. If this occurred, the technology systems used by the Group, its counterparties and/or financial infrastructure providers may not operate correctly and this may cause loss or damage to the Group and/or its counterparties.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

Poor data quality could adversely affect our business and operations

Accurate, complete and reliable data, along with appropriate data control, retention and access frameworks and processes, is critical to Westpac’s business. Data plays a key role in how we provide products and services to customers, our systems, our risk management framework and our decision-making and strategic planning.

In some areas of our business, we are affected by poor data quality. This has occurred and could arise in the future in a number of ways, including through inadequacies in systems, processes and policies, or the ineffective implementation of data management frameworks.

Poor data quality could lead to poor customer service, negative risk management outcomes, and deficiencies in credit systems and processes. Any deficiency in credit systems and processes could, in turn, have a negative impact on Westpac’s decision making in the provision of credit and the terms on which it is provided.

Poor data or poor data retention can also affect Westpac’s ability to meet its compliance obligations which could lead to a regulator taking action against us. Westpac also needs accurate data for financial and other reporting.

Due to the importance of data, the Group has and will likely continue to incur substantial costs and devote significant effort to improving the quality of data and data frameworks and processes and remediating deficiencies where necessary. Some of our efforts to remediate data issues have been disrupted by the COVID-19 pandemic and if these are not fixed in a timely way could result in increased regulatory scrutiny, and lead regulators to require the Group to remediate these issues within specific timeframes.

The consequences and effects arising from poor data quality or poor data retention could have an adverse impact on the Group’s business, operations, prospects, financial performance and/or financial condition.

Breakdowns in processes and procedures have required, and could in the future require, us to undertake remediation activity

Breakdowns in Westpac’s processes and procedures (such as those identified in the civil penalty proceedings brought by AUSTRAC) have led to, and could in the future lead to, adverse outcomes for customers, employees or other third parties which Westpac is required to remediate.

The Group has, on a number of occasions, incurred significant remediation costs (including compensation payments and costs of correcting the issue) and there is a risk that similar issues will arise in the future that will require remediation.

There are significant challenges and risks involved in customer remediation activities. Westpac’s ability to investigate the underlying issue could be impeded if the issue is old and occurred beyond our record retention period, or our records are inadequate. It may also be difficult and take significant time to properly quantify and scope a remediation activity.

Determining how to compensate customers properly and fairly can also be complicated, involving numerous stakeholders. The Group’s proposed approach to a remediation may be affected by a number of events, such as affected customers commencing a class action, or a regulator requiring a remediation to be done in a specific way. These factors could delay Westpac in completing the remediation and may lead to a regulator commencing enforcement action against the Group. It could result in increased reputational risk, and we could be challenged by regulators, affected customers, the media and other stakeholders.

The significant challenges involved in scoping and executing remediations also create a risk that the remediation costs incurred will be higher than initially estimated. Further, delays in completing a remediation could result in Westpac incurring additional administration costs and making higher remediation payments to customers to reflect the time value of money.

If the Group cannot effectively scope, quantify or implement a remediation activity in a timely way, there could be an adverse impact on our business, prospects, reputation, financial performance or financial condition.

WESTPAC GROUP 2020 ANNUAL REPORT	187

Risk and risk management

We have suffered, and in the future could suffer, losses and be adversely affected by the failure to implement effective risk management

Our risk management framework has not always been, or may not in the future prove to be, effective.

This could be because the design of the framework is inadequate or that key risk management policies, controls and processes may be ineffective, due to inadequacies in their design, technology failures or because of poor implementation. The potential for these types of failings is heightened if the Group does not have enough appropriately skilled, trained and qualified employees in key positions.

There are also inherent limitations with any risk management framework as risks may exist, or emerge in the future, that we have not anticipated or identified and our controls may not be effective.

The risk management framework may also prove ineffective because of weaknesses in risk culture, which may result in risks and control weaknesses not being identified, escalated and acted upon. Recent analysis and reviews, in addition to regulatory feedback, have highlighted that the framework is not operating satisfactorily in a number of respects and needs to be improved. The Group has a number of risks which sit outside our risk appetite or do not meet the expectations of regulators. Further, a deficiency in the design or operation of our remuneration structures could have a negative effect, potentially resulting in staff engaging in excessive risk taking behaviours.

As part of the Group’s risk management framework, the Group measures and monitors risks against its risk appetite. If a risk is out-of-appetite, the Group needs to take steps to bring this risk back into appetite in a timely way. However, the Group may not always be able to achieve this within proposed timeframes. This may occur because, for example, the Group experiences delays in enhancing its information technology systems or in recruiting sufficient numbers of appropriately trained staff for required activities. It is also possible that due to external factors beyond our control, certain risks may be inherently outside of appetite for periods of time. The Group is required to periodically review its risk management framework to determine if it remains appropriate.

If the Group is unable to bring risks back into appetite, or if it is determined that the Group’s risk management framework is no longer appropriate, the Group may incur unexpected losses and be required to undertake considerable remedial work, including incurring substantial costs. The failure to remedy this situation could result in increased scrutiny from regulators, who could require (amongst other things) that the Group hold additional capital or direct the Group to spend money to enhance its risk management systems and controls. Weaknesses in risk management systems and controls have recently led to adverse outcomes for the Group, with APRA requiring Westpac to hold additional capital following the completion of its Culture, Governance and Accountability self- assessment, as well as following the commencement of civil penalty proceedings by AUSTRAC. Inadequacies in addressing risks or in the Group’s risk management framework could also result in the Group failing to meet a compliance obligation and/or financial losses.

If, as has occurred, any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could be exposed to higher levels of risk than expected which may result in unexpected losses, breaches of compliance obligations and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section.

Our failure to recruit and retain key executives, employees and Directors may have adverse effects on our business

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

Climate change may have adverse effects on our business

We, our customers, external suppliers and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through disruptions to business and economic activity or impacts on income and asset values.

Initiatives to mitigate or respond to climate change (transition risks) may impact market and asset prices, economic activity, and customer behaviour, particularly in emissions intensive industry sectors and geographies affected by these changes. Further, the failure or perceived failure to manage climate change appropriately may increase the risk that third parties commence litigation against the Group, with this type of climate-related litigation becoming more common.

Failure to effectively manage and disclose these risks could adversely affect our business, prospects, reputation, financial performance or financial condition.

188	WESTPAC GROUP 2020 ANNUAL REPORT

Risk and risk management

We could suffer losses due to environmental factors or external events

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, outbreaks or pandemics of communicable diseases such as the COVID-19 pandemic, civil unrest or terrorism) in any of these locations has the potential to disrupt business activities, damage property and affect asset values and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to insurance risk

Insurance risk is the risk in our licensed regulated insurance entities of lapses being greater than expected, or the costs of claims being greater than expected due to a failure in product design, underwriting, reinsurance arrangements or an increase in the severity and/or frequency of insured events. The COVID-19 pandemic and its economic impacts may lead to increased insurance claims, as well as potentially impact new business, lapses, and capital coverage for the Group’s insurance entities.

In life insurance, risk arises primarily through mortality and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated and policy lapses.

In general insurance, insurance risk arises mainly through environmental events (including storms, floods and bushfires) and other calamities, such as earthquakes and tsunamis. The frequency and severity of these external events is difficult to predict and it is possible that pricing and reserving may not be adequate to cover the cost of claims that may arise.

In lenders mortgage insurance, insurance risk arises primarily from higher levels of mortgage defaults than expected, mostly from unemployment or other economic factors.

If our reinsurance arrangements are ineffective, this could lead to more retained losses than anticipated. The Group has been unable to, and may in the future be unable to, renew reinsurance arrangements on similar terms, including in relation to the cost, duration and amount of reinsurance cover provided. There is also a risk that we will not be able to obtain and have not obtained appropriate reinsurance or insurance coverage for the risks that the Group may be exposed to.

Changes in critical accounting estimates and judgements could expose the Group to losses

The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including remediation and expected credit losses) and the determination of the fair value of financial instruments. A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for.

If the Group’s actual and expected credit losses exceed those currently provided for, or if any of its other accounting judgements change in the future, there could be an adverse effect on the Group’s financial performance, financial condition and reputation. The Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles.

We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition

In certain circumstances Westpac may incur a reduction in the value of intangible assets. At our balance date Westpac’s intangible assets principally relate to goodwill recognised on acquisition, capitalised software and other capitalised expenses.

Westpac is required to assess the recoverability of goodwill and other intangible asset balances at least annually or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions in calculations together with changes in expected cash flows, could materially impact this assessment. Estimates and assumptions used in assessing the useful life of an asset can also be affected by a range of factors including changes in strategy, changes in technology and regulatory requirements.

In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial performance.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary, we underwrite listed and unlisted debt and equity securities. We could suffer losses if we fail to syndicate or sell down this risk to others. This risk is more pronounced in times of heightened market volatility, such as during the COVID-19 pandemic.

WESTPAC GROUP 2020 ANNUAL REPORT	189

Risk and risk management

Certain strategic decisions may have adverse effects on our business

The Group routinely evaluates and implements strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives.

The expansion or integration of a new business, or entry into a new business, can be complex and costly.

Westpac also acquires and invests in businesses. These transactions involve a number of risks. For example, a business Westpac invests in may not perform as anticipated or ultimately prove to be overvalued when the transaction was entered into.

In addition, we may be unable to successfully divest businesses or assets, or to do so in a timely manner. As a result we may not receive the anticipated positive business results, and the Group could otherwise be adversely affected.

There are also risks involved in failing to appropriately respond to changes in the business environment (including changes related to economic, geopolitical, regulatory, technological, environmental, social and competitive factors). This could have a range of adverse effects on us, such as being unable to increase or maintain market share and placing pressure on margins and fees.

Any of these risks could have a negative impact on the Group’s business, prospects, reputation, engagement with regulators, financial performance or financial condition.

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

190	WESTPAC GROUP 2020 ANNUAL REPORT

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2020	2019[1]	2018[1]
Consumer	9,925	9,447	9,938
Business	3,827	3,537	3,692
Westpac Institutional Bank	1,629	1,481	1,610
Westpac New Zealand	4,354	4,140	4,182
Specialist Businesses	4,037	3,576	3,550
Group Businesses	13,077	11,107	12,057
Total Group[2]	36,849	33,288	35,029

2020 v 2019

FTE increased 3,561 or 11% compared to 2019. FTE increased as we responded to the operational requirements of higher volumes due to COVID-19. We further increased resourcing to address risk and financial crime matters. This was partly offset by productivity gains.

2019 v 2018

FTE decreased 1,741 or 5% compared to 2018. Delivery of productivity initiatives including organisation simplification and channel optimisation, the exit of the Advice business more than offset additional resources required for regulatory, compliance and customer remediation related activities.

Property

We occupy premises primarily in Australia and New Zealand including 1,072 branches (2019: 1,143) as at 30 September 2020. As at 30 September 2020, we owned approximately 1% (2019: 1%) of the retail premises we occupied in Australia and none (2019: none) in New Zealand. The remainder of premises are held under commercial lease with terms generally averaging three to five years. As at 30 September 2020, the carrying value of our directly owned Corporate and Retail premises and sites was $72 million (2019: $78 million).

Westpac Place in the Sydney CBD is the Group’s head office. In December 2015, an Agreement for Lease was executed for 275 Kent Street, allowing for Westpac’s continued occupation of levels 1-23 until 2030 . Subsequently Westpac also leased levels 24-32 until 2024. This site has capacity for over 6,000 staff in an agile environment.

Westpac has a lease for levels 1-28 of T2 in International Towers Sydney until 2030. This site has a capacity for over 6,000 personnel in an agile environment.

We continue a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George, with a 2,400 seat capacity. A lease commitment at this site extends to 2034 with options to extend.

In Melbourne, Westpac has leased the majority of 150 Collins Street since October 2015 with a lease term that extends to 2026. This was Westpac’s first fully agile workspace environment with capacity for 1,000 staff.

Westpac on Takutai Square is Westpac New Zealand’s head office, located at the eastern end of Britomart Precinct near Customs Street in Auckland, contains 21,903 square metres of office space across two buildings. Lease commitment at this site extends to 2031, with two six-year options to extend on each lease.

1.	2019 and 2018 comparatives have been restated as a result of the creation of Specialist Businesses. There is no impact on the total number of employees.
2.	Total employees include full-time, pro-rata part time, overtime, temporary and contract staff.

WESTPAC GROUP 2020 ANNUAL REPORT	191

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

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2020 and 2019 is provided in Note 35 to the financial statements.

Audit related services

Westpac Group Secretariat monitors the application of the pre-approval process in respect of audit, audit-related and non-audit services provided by PricewaterhouseCoopers (PwC) under Westpac’s Pre-Approval of Engagement of PricewaterhouseCoopers for Audit or Non-Audit Services Policy (‘Pre-Approval Policy’).

Westpac Group Secretariat promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Pre-Approval Policy is communicated to Westpac’s divisions through publication on the Westpac intranet.

During the year ended 30 September 2020, there were no fees paid by Westpac to PwC that required approval by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

192	WESTPAC GROUP 2020 ANNUAL REPORT

Other Westpac business information

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

		Banks	Other
	Governments	and Other	(Primarily		%
	and Official	Financial	Commercial		of Total
(in $millions unless otherwise indicated)[1]	Institutions	Institutions	and Industrial)	Total	Assets
2020
United States	6,631	3,372	1,530	11,533	1.3%
2019
United States	9,725	3,554	1,893	15,172	1.7%
2018
United States	3,879	3,138	1,674	8,691	1.0%

Impaired assets among cross-border outstandings were $19.3 million as at 30 September 2020 (2019: $4 million, 2018: $1 million).

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2020:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL²	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 10 billion	WSNZL²	Euro Medium Term Note Program
USD 40 billion	WBC³	Global Covered Bond Program
EUR 5 billion	WSNZL⁴	Global Covered Bond Program
Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf
United States
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL²	US Commercial Paper Program
USD 35 billion	WBC	US Medium Term Note Program
USD 15 billion	WBC (NY Branch)	US Medium Term Deposit Note Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelves
New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

1.	At face value.
2.	Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.
3.	Notes issued under this program are guaranteed by BNY Trust Company of Australia Limited as trustee of the Westpac Covered Bond Trust.
4.	Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

WESTPAC GROUP 2020 ANNUAL REPORT	193

Other Westpac business information

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2020.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2020.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2020 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

194	WESTPAC GROUP 2020 ANNUAL REPORT

Other Westpac business information

This page has been intentionally left blank.

WESTPAC GROUP 2020 ANNUAL REPORT	195

Financial

statements

SECTION 3

Income statements
Statements of comprehensive income
Balance sheets
Statements of changes in equity
Cash flow statements

Note 1	Financial statements preparation

Financial performance
Note 2	Segment reporting
Note 3	Net interest income
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Impairment charges
Note 7	Income tax
Note 8	Earnings per share
Note 9	Average balance sheet and interest rates

Financial assets and financial liabilities
Note 10	Trading securities and financial assets measured at fair value through income statement
Note 11	Available-for-sale securities / Investment securities
Note 12	Loans
Note 13	Provisions for expected credit losses / impairment charges
Note 14	Other financial assets
Note 15	Life insurance assets and life insurance liabilities
Note 16	Deposits and other borrowings
Note 17	Other financial liabilities
Note 18	Debt issues
Note 19	Loan capital
Note 20	Derivative financial instruments
Note 21	Financial risk
Note 22	Fair values of financial assets and financial liabilities
Note 23	Offsetting financial assets and financial liabilities
Note 24	Securitisation, covered bonds and other transferred assets

Intangible assets, provisions, commitments and contingencies
Note 25	Intangible assets
Note 26	Lessee disclosures
Note 27	Provisions, contingent liabilities, contingent assets and credit commitments

Capital and dividends
Note 28	Shareholders’ equity
Note 29	Capital adequacy
Note 30	Dividends

Group structure
Note 31	Investments in subsidiaries and associates
Note 32	Structured entities

Other
Note 33	Share-based payments
Note 34	Superannuation commitments
Note 35	Auditor’s remuneration
Note 36	Related party disclosures
Note 37	Notes to the cash flow statements
Note 38	Subsequent events
Note 39	Accounting policies relating to years prior to 2019

Statutory statements
Directors’ declaration
Management’s report on internal control over financial reporting
Report of independent registered public accounting firm

196	WESTPAC GROUP 2020 ANNUAL REPORT

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2020	2019	2018	2020	2019
Interest income:
Calculated using the effective interest rate method	3	26,596	32,518	31,987	26,025	32,736
Other	3	451	704	584	598	776
Total interest income		27,047	33,222	32,571	26,623	33,512
Interest expense	3	(10,351)	(16,315)	(16,066)	(12,539)	(19,295)
Net interest income		16,696	16,907	16,505	14,084	14,217
Net fee income	4	1,592	1,655	2,424	1,359	922
Net wealth management and insurance income	4	751	1,029	2,061	-	-
Trading income	4	895	929	945	876	956
Other income	4	249	129	72	1,597	2,684
Net operating income before operating expenses and impairment charges		20,183	20,649	22,007	17,916	18,779
Operating expenses	5	(12,739)	(10,106)	(9,566)	(10,772)	(8,631)
Impairment charges	6	(3,178)	(794)	(710)	(2,691)	(750)
Profit before income tax		4,266	9,749	11,731	4,453	9,398
Income tax expense	7	(1,974)	(2,959)	(3,632)	(1,795)	(2,277)
Net profit for the year		2,292	6,790	8,099	2,658	7,121
Net profit attributable to non-controlling interests (NCI)		(2)	(6)	(4)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		2,290	6,784	8,095	2,658	7,121
Earnings per share (cents)
Basic	8	63.7	196.5	237.5
Diluted	8	63.7	189.5	230.1

The above income statements should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2020 ANNUAL REPORT	197

Financial statements

Statements of comprehensive income for the years ended 30 September
Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Net profit for the year	2,292	6,790	8,099	2,658	7,121
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Available-for-sale securities	-	-	(102)	-	-
Debt securities measured at fair value through other comprehensive income (FVOCI)	357	(46)	-	289	(39)
Cash flow hedging instruments	(95)	(203)	(161)	(28)	(121)
Transferred to income statements:
Available-for-sale securities	-	-	66	-	-
Debt securities measured at FVOCI	(79)	(29)	-	(79)	(29)
Cash flow hedging instruments	218	197	203	150	128
Foreign currency translation reserve	55	(10)	(3)	55	-
Loss allowance on debt instruments measured at
FVOCI	2	-	-	2	-
Exchange differences on translation of foreign operations (net of associated hedges)	(168)	182	181	(131)	162
Income tax on items taken to or transferred from equity:
Available-for-sale securities reserve	-	-	9	-	-
Debt instruments measured at FVOCI	(81)	20	-	(62)	18
Cash flow hedging instruments	(36)	2	(13)	(37)	(3)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity instruments measured at FVOCI (net of tax)	(21)	11	-	1	(2)
Own credit adjustment on financial liabilities measured at fair value (net of tax)	(39)	(10)	43	(39)	(10)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(115)	(276)	45	(110)	(268)
Other comprehensive income for the year (net of tax)	(2)	(162)	268	11	(164)
Total comprehensive income for the year	2,290	6,628	8,367	2,669	6,957
Attributable to:
Owners of WBC	2,291	6,620	8,363	2,669	6,957
NCI	(1)	8	4	-	-
Total comprehensive income for the year	2,290	6,628	8,367	2,669	6,957

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

198	WESTPAC GROUP 2020 ANNUAL REPORT

Financial statements

Balance sheets as at 30 September
Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2020	2019	2020	2019
Assets
Cash and balances with central banks		30,129	20,059	25,436	17,692
Collateral paid		4,778	5,930	4,641	5,773
Trading securities and financial assets measured at fair value through income statement (FVIS)	10	40,667	31,781	38,030	29,565
Derivative financial instruments	20	23,367	29,859	22,794	29,283
Investment securities	11	91,539	73,401	85,826	68,398
Loans	12	693,059	714,770	607,824	631,936
Other financial assets	14	5,474	5,367	4,745	4,615
Life insurance assets	15	3,593	9,367	-	-
Due from subsidiaries		-	-	180,979	142,961
Investment in subsidiaries		-	-	6,475	6,436
Investment in associates		61	129	57	100
Property and equipment		3,910	1,155	3,447	948
Deferred tax assets	7	3,064	2,048	2,497	1,925
Intangible assets	25	11,497	11,953	9,630	9,687
Other assets		808	807	421	420
Total assets		911,946	906,626	992,802	949,739
Liabilities
Collateral received		2,250	3,287	1,862	2,849
Deposits and other borrowings	16	591,131	563,247	521,613	501,430
Other financial liabilities	17	40,925	29,215	40,156	28,516
Derivative financial instruments	20	23,054	29,096	22,779	28,867
Debt issues	18	150,325	181,457	127,666	156,674
Current tax liabilities		70	163	13	88
Life insurance liabilities	15	1,396	7,377	-	-
Due to subsidiaries		-	-	186,263	148,607
Provisions	27	5,287	3,169	4,983	2,980
Deferred tax liabilities	7	126	44	-	-
Other liabilities		5,359	2,238	3,770	1,064
Total liabilities excluding loan capital		819,923	819,293	909,105	871,075
Loan capital	19	23,949	21,826	23,949	21,826
Total liabilities		843,872	841,119	933,054	892,901
Net assets		68,074	65,507	59,748	56,838
Shareholders’ equity
Share capital:
Ordinary share capital	28	40,509	37,508	40,509	37,508
Treasury shares and Restricted Share Plan (RSP) treasury shares	28	(563)	(553)	(621)	(575)
Reserves	28	1,544	1,311	1,576	1,338
Retained profits		26,533	27,188	18,284	18,567
Total equity attributable to owners of WBC		68,023	65,454	59,748	56,838
NCI	28	51	53	-	-
Total shareholders’ equity and NCI		68,074	65,507	59,748	56,838

The above balance sheets should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2020 ANNUAL REPORT	199

Financial statements

Statements of changes in equity for the years ended 30 September
Westpac Banking Corporation

				Total equity		Total
				attributable		shareholders’
Consolidated	Share capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 28)	(Note 28)	profits	of WBC	(Note 28)	and NCI
Balance at 1 October 2017	34,394	794	26,100	61,288	54	61,342
Net profit for the year	-	-	8,095	8,095	4	8,099
Net other comprehensive income for the year	-	180	88	268	-	268
Total comprehensive income for the year	-	180	8,183	8,363	4	8,367
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,400)	(6,400)	-	(6,400)
Dividend reinvestment plan	631	-	-	631	-	631
Conversion of Convertible Preferences Shares	566	-	-	566	-	566
Other equity movements
Share-based payment arrangements	-	103	-	103	-	103
Exercise of employee share options and rights	3	-	-	3	-	3
Purchase of shares (net of issue costs)	(35)	-	-	(35)	-	(35)
Net (acquisition)/disposal of treasury shares	2	-	-	2	-	2
Other	-	-	-	-	(6)	(6)
Total contributions and distributions	1,167	103	(6,400)	(5,130)	(6)	(5,136)
Balance at 30 September 2018	35,561	1,077	27,883	64,521	52	64,573
Impact on adoption of new accounting standards	-	2	(727)	(725)	-	(725)
Restated opening balance	35,561	1,079	27,156	63,796	52	63,848
Net profit for the year	-	-	6,784	6,784	6	6,790
Net other comprehensive income for the year	-	122	(286)	(164)	2	(162)
Total comprehensive income for the year	-	122	6,498	6,620	8	6,628
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,466)	(6,466)	-	(6,466)
Dividend reinvestment plan	1,489	-	-	1,489	-	1,489
Other equity movements
Share-based payment arrangements	-	108	-	108	-	108
Purchase of shares (net of issue costs)	(33)	-	-	(33)	-	(33)
Net (acquisition)/disposal of treasury shares	(62)	-	-	(62)	-	(62)
Other	-	2	-	2	(7)	(5)
Total contributions and distributions	1,394	110	(6,466)	(4,962)	(7)	(4,969)
Balance at 30 September 2019	36,955	1,311	27,188	65,454	53	65,507
Net profit for the year	-	-	2,290	2,290	2	2,292
Net other comprehensive income for the year	-	155	(154)	1	(3)	(2)
Total comprehensive income for the year	-	155	2,136	2,291	(1)	2,290
Transactions in capacity as equity holders
Share issuances	2,751	-	-	2,751	-	2,751
Dividends on ordinary shares[1]	-	-	(2,791)	(2,791)	-	(2,791)
Dividend reinvestment plan	273	-	-	273	-	273
Other equity movements
Share-based payment arrangements	-	78	-	78	-	78
Purchase of shares (net of issue costs)	(29)	-	-	(29)	-	(29)
Net (acquisition)/disposal of treasury shares	(10)	-	-	(10)	-	(10)
Other	6	-	-	6	(1)	5
Total contributions and distributions	2,991	78	(2,791)	278	(1)	277
Balance at 30 September 2020	39,946	1,544	26,533	68,023	51	68,074

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.	2020 relates to 2019 final dividend of 80 cents per share ($2,791 million) (2019: 2019 interim dividend of 94 cents per share ($3,239 million) and 2018 final dividend of 94 cents per share ($3,227 million), 2018: 2018 interim dividend of 94 cents per share ($3,213 million) and 2017 final dividend of 94 cents per share ($3,187 million)), all fully franked at 30%.

200	WESTPAC GROUP 2020 ANNUAL REPORT

Financial statements

Statements of changes in equity for the years ended 30 September (continued)
Westpac Banking Corporation

				Total equity
				attributable
Parent Entity	Share capital	Reserves	Retained	to owners
$m	(Note 28)	(Note 28)	profits	of WBC
Balance at 30 September 2018	35,546	1,114	18,696	55,356
Impact on adoption of new accounting standards	-	2	(502)	(500)
Restated opening balance	35,546	1,116	18,194	54,856
Net profit for the year	-	-	7,121	7,121
Net other comprehensive income for the year	-	114	(278)	(164)
Total comprehensive income for the year	-	114	6,843	6,957
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,470)	(6,470)
Dividend reinvestment plan	1,489	-	-	1,489
Other equity movements
Share-based payment arrangements	-	108	-	108
Purchase of shares (net of issue costs)	(33)	-	-	(33)
Net (acquisition)/disposal of treasury shares	(69)	-	-	(69)
Total contributions and distributions	1,387	108	(6,470)	(4,975)
Balance at 30 September 2019	36,933	1,338	18,567	56,838
Net profit for the year	-	-	2,658	2,658
Net other comprehensive income for the year	-	160	(149)	11
Total comprehensive income for the year	-	160	2,509	2,669
Transactions in capacity as equity holders
Share issuances	2,751	-	-	2,751
Dividends on ordinary shares[1]	-	-	(2,792)	(2,792)
Dividend reinvestment plan	273	-	-	273
Other equity movements
Share-based payment arrangements	-	78	-	78
Purchase of shares (net of issue costs)	(29)	-	-	(29)
Net (acquisition)/disposal of treasury shares	(46)	-	-	(46)
Other	6	-	-	6
Total contributions and distributions	2,955	78	(2,792)	241
Balance at 30 September 2020	39,888	1,576	18,284	59,748

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.	2020 relates to 2019 final dividend of 80 cents per share ($2,792 million) (2019: 2019 interim dividend of 94 cents per share ($3,241 million) and 2018 final dividend of 94 cents per share ($3,229 million)), all fully franked at 30%.

WESTPAC GROUP 2020 ANNUAL REPORT	201

Financial statements

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2020	2019	2018	2020	2019
Cash flows from operating activities
Interest received		27,215	33,093	32,639	26,830	33,770
Interest paid		(11,466)	(16,486)	(15,789)	(13,543)	(19,444)
Dividends received excluding life business		16	6	9	763	2,218
Other non-interest income received		2,894	3,865	4,995	2,330	2,982
Operating expenses paid		(8,598)	(9,080)	(7,889)	(6,967)	(7,491)
Income tax paid excluding life business		(3,080)	(3,406)	(3,585)	(2,732)	(3,081)
Life business:
Receipts from policyholders and customers		2,235	2,189	2,008	-	-
Interest and other items of similar nature		21	6	17	-	-
Dividends received		306	553	642	-	-
Payments to policyholders and suppliers		(2,302)	(2,250)	(2,089)	-	-
Income tax paid		(6)	(94)	(143)	-	-
Cash flows from operating activities before changes in operating assets and liabilities	37	7,235	8,396	10,815	6,681	8,954
Net (increase)/decrease in:
Collateral paid		348	(847)	969	329	(755)
Trading securities and financial assets measured at FVIS		(8,756)	(7,629)	3,492	(8,266)	(7,358)
Derivative financial instruments		1,851	7,605	8,584	2,103	6,581
Loans		18,272	(4,188)	(24,740)	21,273	(3,312)
Other financial assets		273	336	859	283	324
Life insurance assets and liabilities		(277)	(134)	(230)	-	-
Other assets		70	(13)	10	50	(41)
Net increase/(decrease) in:
Collateral received		(1,096)	1,007	(295)	(1,072)	1,004
Deposits and other borrowings		28,910	1,113	23,928	20,859	963
Other financial liabilities		11,817	1,463	(3,632)	11,866	1,555
Other liabilities		4	(5)	10	(7)	(24)
Net cash provided by/(used in) operating activities		58,651	7,104	19,770	54,099	7,891
Cash flows from investing activities
Proceeds from available-for-sale securities		-	-	23,878	-	-
Purchase of available-for-sale securities		-	-	(24,376)	-	-
Proceeds from investment securities		33,080	19,768	-	29,807	16,483
Purchase of investment securities		(51,332)	(29,527)	-	(47,311)	(25,719)
Net movement in amounts due to/from controlled entities		-	-	-	(665)	2,110
Proceeds/(payments) from disposal of controlled entities, net of cash disposed	37	-	(1)	9	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	(315)	94
Proceeds from disposal of associates		-	45	-	-	-
Purchase of associates		(8)	(25)	(30)	(6)	(24)
Proceeds from disposal of property and equipment		58	157	91	32	143
Purchase of property and equipment		(240)	(280)	(310)	(165)	(209)
Purchase of intangible assets		(1,035)	(906)	(882)	(955)	(846)
Net cash provided by/(used in) investing activities		(19,477)	(10,769)	(1,620)	(19,578)	(7,968)
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		34,766	61,484	59,456	27,487	50,375
Redemption of debt issues		(65,160)	(63,313)	(64,698)	(55,761)	(56,347)
Payments for the principal portion of lease liabilities		(543)	-	-	(499)	-
Issue of loan capital (net of issue costs)		2,225	4,935	2,342	2,225	4,935
Redemption of loan capital		(262)	(1,662)	(2,387)	(262)	(1,662)
Proceeds from share issuances		2,751	-	-	2,751	-
Proceeds from exercise of employee options		-	-	3	-	-
Purchase of shares on exercise of employee options and rights		(4)	(6)	(8)	(4)	(6)
Shares purchased for delivery of employee share plan		(25)	(27)	(27)	(25)	(27)
Purchase of RSP treasury shares		(46)	(69)	(71)	(46)	(69)
Net sale/(purchase) of other treasury shares		14	7	73	-	-
Payment of dividends		(2,518)	(4,977)	(5,769)	(2,519)	(4,981)
Dividends paid to NCI		(1)	(5)	(6)	-	-
Net cash provided by/(used in) financing activities		(28,803)	(3,633)	(11,092)	(26,653)	(7,782)
Net increase/(decrease) in cash and balances with central banks		10,371	(7,298)	7,058	7,868	(7,859)
Effect of exchange rate changes on cash and balances with central banks		(301)	569	944	(124)	575
Cash and balances with central banks as at beginning of year		20,059	26,788	18,786	17,692	24,976
Cash and balances with central banks as at end of year		30,129	20,059	26,788	25,436	17,692

The above cash flow statements should be read in conjunction with the accompanying notes.

202	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2020, was authorised for issue by the Board of Directors on 1 November 2020. The Directors have the power to amend and reissue the financial report.

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

a. Basis of preparation

(i) Basis of accounting

This financial report is a general purpose financial report prepared in accordance with:

•	the requirements for an Authorised Deposit-taking Institution (ADI) under the Banking Act 1959 (as amended);

•	Australian Accounting Standards (AAS) and Interpretations as issued by the Australian Accounting Standards Board (AASB); and

•	the Corporations Act 2001.

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

(iii) Standards adopted during the year ended 30 September 2020

AASB 16 Leases (AASB 16)

AASB 16 was adopted by the Group on 1 October 2019. AASB 16 requires all operating leases of greater than 12 months duration be presented on balance sheet by the lessee as a right-of-use (ROU) asset and lease liability. There are no significant changes to lessor accounting.

The Group adopted the standard using the simplified approach of transition with no restatement of comparative information and no effect on retained earnings.

The lease liabilities are measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate at 1 October 2019. On transition to the new standard, the lease liability recognised in other liabilities was $3.3 billion for the Group and $3.0 billion for the Parent Entity. The associated ROU assets of $3.2 billion for the Group and $2.9 billion for the Parent Entity were measured at an amount equal to the lease liability, less previously recognised accrued lease payments of $0.1 billion for the Group and the Parent Entity. The ROU assets are recognised in property and equipment.

All leases on balance sheet give rise to a combination of interest expense on the lease liability and depreciation of the ROU asset. Interest expense is recognised in net interest income on an effective yield basis. Depreciation expense is recognised in operating expenses on a straight-line basis over the lease term.

Extension options are included in a number of lease contracts. The extension options are only included in the lease term if the lease is reasonably certain to be extended, which is assessed by the Group at the lease commencement date. The assessment is reviewed if a significant event or significant change in circumstances occurs which affects this assessment and is within the control of the Group. The Group considered the impact of COVID-19 on our assessment of extension options and concluded that they were unchanged. The Group also considered the impact of COVID-19 on the carrying value of the ROU asset and determined there was no impairment.

The Group used the incremental borrowing rate based on the remaining maturity of leases at the date of transition as the discount rate when determining present value. The weighted average incremental borrowing rate applied was 2.1%.

Operating lease commitments disclosed under AASB 117 Leases (AASB 117) as at 30 September 2019 were $3.7 billion for the Group and $3.4 billion for the Parent Entity compared to the lease liabilities of $3.3 billion for the Group and $3.0 billion for the Parent Entity recognised under AASB 16 as at 1 October 2019. The difference is principally due to the discounting of the contractual lease payments under AASB 16.

WESTPAC GROUP 2020 ANNUAL REPORT	203

Notes to the financial statements

Note 1. Financial statements preparation (continued)

AASB Interpretation 23 Uncertainty over Income Tax Treatments (Interpretation 23)

Interpretation 23 was adopted by the Group on 1 October 2019 and clarifies the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments, and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position.

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

Interpretation 23 did not have a material impact on the Group.

AASB 2019-3 Amendments to Australian Accounting Standards – Interest rate benchmark reform (AASB 2019-3)

AASB 2019-3 was early adopted, as permitted by the standard, by the Group on 1 October 2019. AASB 2019-3 makes amendments to AASB 9 Financial Instruments (December 2014) (AASB 9), AASB 139 Financial Instruments: Recognition and Measurement (AASB 139), and AASB 7 Financial Instruments: Disclosures (AASB 7) which allows the Group to apply certain exceptions to the standard hedging requirements in respect of hedge relationships that are impacted by a market-wide interest rate benchmark reform. Specifically the exceptions allow the Group to:

•	Assume that the interest rate benchmark on which the hedged cash flows are based is not altered as a result of the reform when determining whether a forecast transaction is highly probable;

•	Assume that interest rate benchmark of the hedged item / instrument is not altered for the life of the hedge when assessing whether a hedge is expected to continue to be highly effective;

•	A hedge relationship impacted by uncertainty arising from benchmark interest rate reform is not required to pass the 80%-125% effectiveness test, however any actual ineffectiveness must be recorded in the income statement; and

•	The determination of a designated component of an exposure in portfolio hedges is only required to be made the first time that component is designated, and not when the portfolio is de-designated and re-designated.

The exceptions allowed by the amendments are being applied to the Group’s LIBOR linked hedge relationships that mature after the LIBOR discontinuance date of 31 December 2021. Last year the Group established an enterprise-wide Interbank Offered Rates (IBORs) Transition Program to manage the impacts of Interest Rate Benchmark Reform (IBOR reform). The scope of the program is to address the impact of transition from IBORs to alternative reference rates (ARRs) including business, compliance, customer and technology impacts. The Governance structure of the program is well established to include a Steering Committee with its key responsibility being the governance of the program. The Committee includes senior executives from Finance, Legal, Technology, Compliance, Risk and all impacted business units. The program is executing against transition timelines with regulatory guidance in relation to COVID-19 indicating LIBOR is still expected to cease by end of December 2021. Significant activities underway include development of ARR product variations, changes required for adopting the International Swaps and Derivatives Association (ISDA) Protocol, customer outreach including management of conduct risk in customer transition and technology. Changes required for both euro short-term rate (ESTR) and secured overnight funding rate (SOFR) LCH discounting have been implemented.

A key assumption made when performing hedge accounting at the reporting date is that both the hedged item and instrument will be amended from existing LIBOR linked floating rates to new ARRs on the same date. Where actual differences between those dates arise hedge ineffectiveness will be recorded in the income statement.

Note 20 provides further information regarding the hedging relationships affected by the IBOR reform.

Refer to Note 1 (c) – Future developments in accounting standards for details of the accounting standard issues but not yet effective dealing with phase two of the IBOR reform.

204	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 1. Financial statements preparation (continued)

(iv) Business combinations

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

(v) Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. The functional currency of offshore entities is usually the main currency of the economy it operates in.

Transactions and balances

Foreign currency transactions are translated into the functional currency of the relevant branch or subsidiary using the exchange rates prevailing at the dates of the transactions. Foreign exchange (FX) gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in OCI for qualifying cash flow hedges and qualifying net investment hedges.

Foreign operations

Assets and liabilities of foreign branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the year. Equity balances are translated at historical exchange rates.

The resulting exchange differences are recognised in the foreign currency translation reserve and in OCI.

On consolidation, exchange differences arising from the translation of borrowings and other foreign currency instruments designated as hedges of the net investment in foreign operations are reflected in the foreign currency translation reserve and in OCI. When all or part of a foreign operation is disposed or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on disposal or repayment of borrowing.

(vi) Comparative revisions

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

Impact of COVID-19

The COVID-19 pandemic and the measures put in place domestically and globally to control the spread of the virus have had a significant impact on global economies and financial markets. As a result, this has increased the uncertainty and judgement required in relation to our critical accounting assumptions and estimates, primarily relating to:

•	expected credit losses; and

•	recoverable amount assessments of intangible assets.

As there is a higher than usual degree of uncertainty associated with these assumptions and estimates, the actual economic conditions are likely to be different from those forecast which may significantly impact accounting estimates included in these financial statements. The impact of COVID-19 is discussed further in each of the related notes.

WESTPAC GROUP 2020 ANNUAL REPORT	205

Notes to the financial statements

Note 1. Financial statements preparation (continued)

c. Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 17 Insurance Contracts (AASB 17) was issued on 19 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts (AASB 4), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are:

•	the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract;

•	portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ;

•	risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards;

•	the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/ services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards;

•	a narrower definition of what acquisition costs may be deferred;

•	an election to recognise changes in assumptions regarding discount rate in OCI rather than in income statement;

•	an election to recognise changes in the fair value of assets supporting policy liabilities in OCI rather than through the income statement;

•	reinsurance contracts and the associated liability are to be determined separately to the gross contract liability and may have different contract boundaries; and

•	additional disclosure requirements.

The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the income statement impacts to the Group are not yet practicable to determine.

AASB 2020-5 Amendments to Australian Accounting Standards – Insurance Contracts was issued on 30 July 2020. This standard includes a number of amendments to AASB 17. These amendments include:

•	deferral of acquisition costs for anticipated renewals outside of the initial contract boundary;

•	further clarity on the contractual service margin;

•	additional scope exclusion for credit card contracts and similar contracts that provide insurance coverage as well as optional scope exclusion for loan contracts that transfer significant insurance risk;

•	ability to recognise a gain in the income statement for reinsurance contracts, to offset losses from onerous contracts on initial recognition;

•	simplified presentation requirements; and

•	additional transitional relief.

In addition, the effective date of AASB 17 will be deferred by two years to be applicable to the Group for the 30 September 2024 financial year.

On 22 September 2020, the AASB issued AASB 2020-8 Amendments to Australian Accounting Standards – Interest Rate Benchmark Reform – Phase 2 which makes further amendments to AASB 9, AASB 139, and AASB 7 resulting from IBOR reform. Amendments are also made to AASB 4 and AASB 16. The standard is effective for the 30 September 2022 year end unless early adopted. The amendments:

•	allow the Group to account for a change in contractual cash flows of a financial instrument or lease liability that result specifically from IBOR reform by updating the effective interest rate rather than recognising a modification gain or loss;

•	allow the Group to continue hedge accounting and not trigger a de-designation when the following occurs specific to IBOR reform:

–	changes to hedge documentation to update the hedged risk, item and instrument;

–	changes to the method of assessing hedge ineffectiveness;

–

once the hedge relationship has been converted from LIBOR to ARR the cumulative change in fair value for ineffectiveness testing could be reset to zero if this would improve the retrospective effectiveness test;

206	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 1. Financial statements preparation (continued)

–	this amendment can apply to macro cash flow and fair value hedges where subgroups can be formed within the portfolio of hedges where some are under the existing LIBOR rate and others have already changed to the ARR;

•	require additional disclosures including:

–	quantitative information regarding all financial instruments linked to LIBOR which have not been yet converted to ARR;

–	changes to the entity’s risk management strategy arising from IBOR reform; and

–	the management of the Group’s transition to ARR.

These amendments will impact the Group’s financial instruments and lease liabilities that reference a LIBOR rate as they transition to an ARR. The Group is currently assessing the impact of the standard and considering whether to early adopt the amendments as permitted by the standard.

A revised Conceptual Framework (Framework) was issued in May 2019. This will be effective for the Group for the 30 September 2021 financial year. The revised Framework includes new definitions and recognition criteria for assets, liabilities, income and expenses and other relevant financial reporting concepts. The changes are not expected to have a material impact to the Group.

Other amendments to existing standards that are not yet effective are not expected to have a material impact to the Group.

WESTPAC GROUP 2020 ANNUAL REPORT	207

Notes to the financial statements

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflect the management of the business, rather than the legal structure of the Group.
Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:
•	more effectively assess current year performance against prior years;
•	compare performance across business divisions; and
•	compare performance across peer companies.
Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore typically considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.
To determine cash earnings, three categories of adjustments are made to statutory results:
•	material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;
•	items that are not typically considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
•	accounting reclassifications between individual line items that do not impact statutory results.
Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

The operating segments are defined by the customers they serve and the services they provide:

•     Consumer:

-     is responsible for sales and service of banking and financial products and services to consumer customers in Australia; and

-     operates under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands.

•     Business:

-     is responsible for sales and service of banking products and services for SME and commercial customers in Australia. SME and Commercial customers typically have facilities up to approximately $200 million;

-     is responsible for Private Wealth, serving the banking needs of high net worth customers across the banking brands; and

-     operates under the Westpac, St.George, BankSA, and Bank of Melbourne brands.

•     Westpac Institutional Bank (WIB):

-     is responsible for delivering a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand;

-     services include financing, transactional banking, financial and debt capital markets; and

-    customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia.

208	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 2. Segment reporting (continued)

•	Westpac New Zealand:
–	is responsible for banking, wealth and insurance products and services to customers in New Zealand;
–	customer base includes consumers, business and institutional customers; and
–	operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products.
•	Specialist Businesses:
–	is responsible for sales and service of Auto and Vendor Finance, Australian insurance products, Superannuation, Platforms and Investments;
–	it is also responsible for Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea; and
–	operates under the Westpac, St.George, BankSA, Bank of Melbourne and BT brands.
•	Group Businesses include:
–	Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;
–	Group Technology[1], which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;
–	Core Support[2], which comprises Group support functions, including Australian banking operations, property services, strategy, finance, risk, financial crime, compliance and conduct, compliance, legal, human resources, and customer and corporate relations; and
–	Group Businesses also includes earnings on capital not allocated to divisions, certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s Fintech investments, costs associated with customer remediation for the Advice business[3], and certain other head office items such as centrally held provisions.

Revisions to segment results

In 2020, Westpac implemented a change to the presentation of its divisional financial information. The change related to:

•	the creation of the Specialist Businesses division, which includes the following businesses: Auto and Vendor Finance, Australian insurance businesses, Superannuation, Platforms and Investments, and Westpac Pacific; and
•	the movement of certain small to medium size enterprise customers, and products between the Consumer and Business division to better reflect our new line of Business operating structure.

This change has no impact on the Group’s overall results or balance sheet but impacts divisional results and balance sheets. Comparative divisional financial information has been restated for this change.

1.    Costs are fully allocated to other divisions in the Group.

2.    Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.

3.    In March 2019, Westpac announced that it was exiting the provision of personal financial advice.

WESTPAC GROUP 2020 ANNUAL REPORT	209

Notes to the financial statements

Note 2. Segment reporting (continued)

The following tables present the segment results on a cash earnings basis for the Group:

2020 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Specialist Businesses	Group Businesses	Total	Net cash earnings adjustment	Income statement
Net interest income	8,547	4,163	1,111	1,832	534	899	17,086	(390)	16,696
Net fee income	471	438	544	123	89	(73)	1,592	-	1,592
Net wealth management and insurance income	-	22	-	158	624	(45)	759	(8)	751
Trading income	90	97	637	27	57	20	928	(33)	895
Other income	12	3	1	11	(8)	242	261	(12)	249
Net operating income before operating expenses and impairment charges	9,120	4,723	2,293	2,151	1,296	1,043	20,626	(443)	20,183
Operating expenses[1]	(4,176)	(2,298)	(1,316)	(998)	(1,548)	(2,364)	(12,700)	(39)	(12,739)
Impairment charges	(1,015)	(1,371)	(404)	(302)	(255)	169	(3,178)	-	(3,178)
Profit before income tax	3,929	1,054	573	851	(507)	(1,152)	4,748	(482)	4,266
Income tax expense	(1,183)	(320)	(241)	(239)	3	(158)	(2,138)	164	(1,974)
Profit attributable to NCI	-	-	-	-	(2)	-	(2)	-	(2)
Cash earnings for the year	2,746	734	332	612	(506)	(1,310)	2,608	(318)	2,290
Net cash earnings adjustments	-	-	-	7	(31)	(294)	(318)
Net profit attributable to equity holders of WBC	2,746	734	332	619	(537)	(1,604)	2,290
Balance sheet
Loans	389,793	140,698	66,192	81,434	14,942	-	693,059
Deposits and other borrowings	219,259	151,939	102,851	68,473	9,260	39,349	591,131

1.	Included in the Specialist Businesses division in operating expenses is $571 million relating to impairment of goodwill and other intangible assets for 2020. For other divisions, there was no impairment of goodwill and impairment of other intangibles assets was not material.

210	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 2. Segment reporting (continued)

2019 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Specialist Businesses	Group Businesses	Total	Net cash earnings adjustment	Income statement
Net interest income	8,130	4,456	1,337	1,860	555	615	16,953	(46)	16,907
Net fee income	594	463	570	163	44	(179)	1,655	-	1,655
Net wealth management and insurance income	-	16	-	177	1,319	(489)	1,023	6	1,029
Trading income	94	109	636	37	54	(23)	907	22	929
Other income	7	6	(11)	46	(5)	74	117	12	129
Net operating income before operating expenses and impairment charges	8,825	5,050	2,532	2,283	1,967	(2)	20,655	(6)	20,649
Operating expenses	(3,794)	(2,094)	(1,220)	(939)	(847)	(1,137)	(10,031)	(75)	(10,106)
Impairment charges	(582)	(172)	(31)	10	(111)	92	(794)	-	(794)
Profit before income tax	4,449	2,784	1,281	1,354	1,009	(1,047)	9,830	(81)	9,749
Income tax expense	(1,333)	(838)	(356)	(369)	(292)	213	(2,975)	16	(2,959)
Profit attributable to NCI	-	-	-	-	(5)	(1)	(6)	-	(6)
Cash earnings for the year	3,116	1,946	925	985	712	(835)	6,849	(65)	6,784
Net cash earnings adjustments	-	-	-	(1)	(45)	(19)	(65)
Net profit attributable to equity holders of WBC	3,116	1,946	925	984	667	(854)	6,784
Balance sheet
Loans	399,279	146,867	73,572	78,005	17,216	(169)	714,770
Deposits and other borrowings	207,578	142,558	99,005	60,801	9,277	44,028	563,247

2018 $m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand	Specialist Businesses	Group Businesses	Total	Net cash earnings adjustment	Income statement
Net interest income	8,092	4,619	1,320	1,799	565	792	17,187	(682)	16,505
Net fee income	645	469	572	164	80	(20)	1,910	514	2,424
Net wealth management and insurance income	-	14	212	149	1,533	109	2,017	44	2,061
Trading income	100	114	641	51	42	(22)	926	19	945
Other income	21	15	48	9	9	23	125	(53)	72
Net operating income before operating expenses and impairment charges	8,858	5,231	2,793	2,172	2,229	882	22,165	(158)	22,007
Operating expenses	(3,779)	(1,983)	(1,399)	(855)	(746)	(936)	(9,698)	132	(9,566)
Impairment charges	(490)	(236)	20	(22)	(84)	-	(812)	102	(710)
Profit before income tax	4,589	3,012	1,414	1,295	1,399	(54)	11,655	76	11,731
Income tax expense	(1,397)	(908)	(429)	(361)	(420)	(71)	(3,586)	(46)	(3,632)
Profit attributable to NCI	-	-	-	-	(5)	1	(4)	-	(4)
Cash earnings for the year	3,192	2,104	985	934	974	(124)	8,065	30	8,095
Net cash earnings adjustments	(15)	-	-	13	(76)	108	30
Net profit attributable to equity holders of WBC	3,177	2,104	985	947	898	(16)	8,095
Balance sheet
Loans	396,265	146,099	75,627	73,604	18,329	(234)	709,690
Deposits and other borrowings	203,872	141,031	102,703	57,784	7,180	46,715	559,285

WESTPAC GROUP 2020 ANNUAL REPORT	211

Notes to the financial statements

Note 2. Segment reporting (continued)

Reconciliation of cash earnings to net profit attributable to owners of WBC

$m	2020	2019	2018
Cash earnings for the year	2,608	6,849	8,065
Cash earnings adjustments
Amortisation of intangible assets	-	-	(17)
Fair value gain/(loss) on economic hedges	(362)	(35)	126
Ineffective hedges	61	20	(13)
Adjustments related to Pendal	(31)	(45)	(73)
Treasury shares	14	(5)	7
Total cash earnings adjustments	(318)	(65)	30
Net profit attributable to owners of WBC	2,290	6,784	8,095

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2020		2019		2018
	$m	%	$m	%	$m	%
Revenue
Australia	26,135	85.6	31,113	84.2	32,595	85.6
New Zealand	3,439	11.3	4,520	12.2	4,381	11.5
Other overseas[1]	960	3.1	1,331	3.6	1,097	2.9
Total	30,534	100.0	36,964	100.0	38,073	100.0
Non-current assets[2]
Australia	14,270	92.6	12,280	93.7	12,271	93.7
New Zealand	1,015	6.6	761	5.8	756	5.8
Other overseas[1]	122	0.8	67	0.5	65	0.5
Total	15,407	100.0	13,108	100.0	13,092	100.0

1.    Other overseas included Pacific Islands, Asia, the Americas and Europe.

2.    Non-current assets represent property and equipment and intangible assets.

212	WESTPAC GROUP 2020 ANNUAL REPORT

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

Interest income is calculated based on the gross carrying amount of financial assets in stages 1 and 2 of the Group’s expected credit losses (ECL) model and on the carrying amount net of the provision for ECL for financial assets in stage 3. For 2018 comparative year, interest income under AASB 139 is recognised net of provision for impairment on loans. Refer to Note 13 for further details of the Group’s ECL model.

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Interest income[1]
Calculated using the effective interest rate method
Cash and balances with central banks	135	334	326	122	311
Collateral paid	75	201	129	74	197
Available-for-sale securities	-	-	1,914	-	-
Investment securities	1,521	1,919	-	1,385	1,750
Loans	24,848	30,029	29,583	21,488	26,171
Other financial assets	17	35	35	16	33
Due from subsidiaries	-	-	-	2,940	4,274
Total interest income calculated using the effective interest rate method	26,596	32,518	31,987	26,025	32,736
Other
Net ineffectiveness on qualifying hedges	87	28	(18)	77	26
Trading securities and financial assets measured at FVIS	359	662	564	338	633
Loans	5	14	38	5	14
Due from subsidiaries	-	-	-	178	103
Total other	451	704	584	598	776
Total interest income	27,047	33,222	32,571	26,623	33,512
Interest expense
Calculated using the effective interest rate method
Collateral received	(26)	(57)	(45)	(23)	(51)
Deposits and other borrowings	(4,652)	(7,967)	(8,141)	(3,782)	(6,745)
Debt Issues	(2,907)	(4,706)	(4,325)	(2,549)	(4,218)
Due to subsidiaries	-	-	-	(3,601)	(4,905)
Loan capital	(800)	(776)	(774)	(800)	(776)
Other financial liabilities	(98)	(274)	(318)	(98)	(273)
Total interest expense calculated using the effective interest rate method	(8,483)	(13,780)	(13,603)	(10,853)	(16,968)
Other
Deposits and other borrowings	(402)	(978)	(880)	(385)	(961)
Trading liabilities[2]	(787)	(915)	(959)	(640)	(828)
Debt issues	(107)	(163)	(155)	(74)	(140)
Bank levy	(408)	(391)	(378)	(408)	(391)
Due to subsidiaries	-	-	-	(29)	78
Other interest expense[3]	(164)	(88)	(91)	(150)	(85)
Total other	(1,868)	(2,535)	(2,463)	(1,686)	(2,327)
Total interest expense	(10,351)	(16,315)	(16,066)	(12,539)	(19,295)
Total net interest income	16,696	16,907	16,505	14,084	14,217

1.	Interest income includes items relating to estimated customer refunds, payments, associated costs and litigation recognised as a reduction in interest income of $170 million (2019: $372 million, 2018: $127 million) for the Group, and $164 million (2019: $353 million) for the Parent Entity. Refer to Note 27 for further details.
2.	Includes net impact of Treasury balance sheet management activities.
3.	Included in other interest expense for 2020 is $64 million for the Group and $56 million for the Parent Entity relating to interest expense on lease liabilities due to the adoption of AASB 16 from 1 October 2019. Comparatives have not been restated. Refer to Notes 1 and 26 for further details.

WESTPAC GROUP 2020 ANNUAL REPORT	213

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

Transaction fees are earned for facilitating banking transactions such as FX fees, telegraphic transfers and issuing bank cheques. Fees for these one-off transactions are recognised once the transaction has been completed. Transaction fees are also recognised for credit card transactions including interchange fees net of scheme charges. These are recognised once the transaction has been completed, however, a component of interchange fees received is deferred as unearned income as the Group has a future service obligation to customers under the Group’s credit card reward programs.

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

Other income - dividend income

•      dividends on quoted shares are recognised on the ex-dividend date;

•      dividends on unquoted shares are recognised when the company’s right to receive payment is established.

214	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 4. Non-interest income1 (continued)

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Net fee income
Facility fees	731	730	1,365	672	680
Transaction fees	1,021	1,225	1,182	891	1,046
Other non-risk fee income	48	(76)	98	(52)	(638)
Fee income	1,800	1,879	2,645	1,511	1,088
Credit card loyalty programs	(102)	(121)	(126)	(71)	(90)
Transaction fee related expenses	(106)	(103)	(95)	(81)	(76)
Fee expenses	(208)	(224)	(221)	(152)	(166)
Net fee income	1,592	1,655	2,424	1,359	922
Net wealth management and insurance income
Wealth management income	631	276	1,145	-	-
Life insurance premium income	1,297	1,443	1,410	-	-
General insurance and lenders mortgage insurance (LMI) net premium earned	499	482	472	-	-
Life insurance investment and other income[2]	64	409	666	-	-
General insurance and LMI investment and other income	42	52	50	-	-
Total insurance premium, investment and other income	1,902	2,386	2,598	-	-
Life insurance claims and changes in life insurance liabilities[3]	(1,284)	(1,266)	(1,396)	-	-
General insurance and LMI claims and other expenses	(498)	(367)	(286)	-	-
Total insurance claims, changes in life insurance liabilities and other expenses	(1,782)	(1,633)	(1,682)	-	-
Net wealth management and insurance income	751	1,029	2,061	-	-
Trading income	895	929	945	876	956
Other income
Dividends received from subsidiaries	-	-	-	762	2,215
Transactions with subsidiaries	-	-	-	579	457
Dividends received from other entities	1	6	3	1	3
Net gain/(loss) on derecognition/sale of associates	316	38	-	305	-
Net gain/(loss) on disposal of assets	11	61	24	9	60
Net gain/(loss) on hedging of overseas operations	-	-	-	(8)	(71)
Net gain/(loss) on derivatives held for risk management purposes[4]	4	(11)	8	4	(11)
Net gain/(loss) on financial assets measured at fair value	(78)	(39)	38	(35)	(25)
Net gain/(loss) on disposal of controlled entities	-	3	(9)	-	-
Rental income on operating leases	54	72	107	33	50
Share of associates’ net profit/(loss)	(23)	(23)	(10)	-	-
Other	(36)	22	(89)	(53)	6
Total other income	249	129	72	1,597	2,684
Total non-interest income	3,487	3,742	5,502	3,832	4,562

Deferred income in relation to the credit card loyalty programs for the Group was $361 million as at 30 September 2020 (2019: $322 million; 2018: $318 million) and $30 million for the Parent Entity (2019: $47 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for the Group or the Parent Entity.

1.	Non-interest income includes items relating to estimated customer refunds, payments, associated costs and litigation recognised as a reduction in non-risk fee income, wealth management income and other income of $225 million (2019: $860 million, 2018: $171 million) for the Group, and $190 million (2019: $842 million) for the Parent Entity. Refer to Note 27 for further details.
2.	Includes policyholder tax recoveries.
3.	Life insurance claims and changes in life insurance liabilities include a $260 million loss for the Group (2019: nil, 2018: nil) recognised as a result of the liability adequacy test on life insurance contracts (refer to Note 15). It also includes a $97 million write-off of deferred acquisition costs for the Group (2019: nil, 2018: nil) as a result of Westpac Life Insurance Limited (WLIS) ceasing to provide group life insurance products to BT Super.
4.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of earnings.

WESTPAC GROUP 2020 ANNUAL REPORT	215

Notes to the financial statements

Note 5. Operating expenses1

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Staff expenses
Employee remuneration, entitlements and on-costs	4,428	4,320	4,292	3,744	3,611
Superannuation expense[2]	413	378	386	351	313
Share-based payments	80	108	95	76	101
Restructuring costs	94	232	114	76	202
Total staff expenses	5,015	5,038	4,887	4,247	4,227
Occupancy expenses
Operating lease rentals	148	658	632	123	597
Depreciation and impairment of property and equipment[3,4]	708	222	245	614	176
Other	160	143	156	145	122
Total occupancy expenses	1,016	1,023	1,033	882	895
Technology expenses
Amortisation and impairment of software assets[4]	970	719	620	896	653
Depreciation and impairment of IT equipment[3,4]	272	129	141	244	117
Technology services	698	810	721	569	670
Software maintenance and licences	398	371	342	343	321
Telecommunications	216	207	209	190	182
Data processing	89	83	77	88	81
Total technology expenses	2,643	2,319	2,110	2,330	2,024
Other expenses
Professional and processing services	1,374	1,060	824	1,184	860
Amortisation and impairment of intangible assets and deferred expenditure[4]	523	9	138	116	-
Postage and stationery	164	179	182	130	143
Advertising	217	245	173	172	196
Non-lending losses	1,443	58	133	1,428	43
Impairment on investments in subsidiaries	-	-	-	272	136
Other	344	175	86	11	107
Total other expenses	4,065	1,726	1,536	3,313	1,485
Total operating expenses	12,739	10,106	9,566	10,772	8,631

1.	Operating expenses include estimated costs associated with AUSTRAC proceedings of $1,478 million which includes a provision for penalty of $1,300 million (2019: nil, 2018: nil) for the Group and the Parent Entity. They also include estimated customer refunds, payments, associated costs and litigation of $317 million (2019: $196 million, 2018: $111 million) for the Group and $488 million (2019: $180 million) for the Parent Entity. Refer to Note 27 for further details.
2.	Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 34.
3.	These balances include depreciation of ROU assets of $630 million for the Group and $567 million for the Parent Entity due to the adoption of AASB 16 from 1 October 2019. Comparatives have not been restated. Refer to Notes 1 and 26 for further details.
4.	Impairment expenses include:
• $5 million (2019: nil, 2018: nil) for property and equipment for the Group, and $4 million (2019: nil) for the Parent Entity;
• $171 million (2019: $25 million, 2018: $2 million) for computer software for the Group, and $165 million (2019: $25 million) for the Parent Entity;
• $23 million (2019: nil, 2018: $1 million) for IT equipment for the Group, and $23 million (2019: nil) for the Parent Entity; and
• $518 million (2019: nil, 2018: $105 million) for goodwill and other intangible assets for the Group, and $116 million (2019: nil) for the Parent Entity.

216	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 6. Impairment charges

Accounting policy

As 2018 comparatives were not restated for the Group’s adoption of AASB 9 in 2019, the accounting policy applied in 2020 and 2019 differs to that applied prior to 2019. The accounting policy applied prior to 2019 is discussed in Note 39. The accounting policy applied in 2020 and 2019 is as follows.

Impairment charges are based on an expected loss model which measures the difference between the current carrying amount and the present value of expected future cash flows taking into account past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Further details of the calculation of ECL and the critical accounting assumptions and estimates relating to impairment charges are included in Note 13.

Impairment charges are recognised in the income statement, with a corresponding amount recognised as follows:

•	Loans, debt securities at amortised cost and due from subsidiaries balances: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 13);
•	Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security (refer to Note 28); and
•	Credit commitments: as a provision (refer to Note 27).

Uncollectable loans

A loan may become uncollectable in full or part if, after following the Group’s loan recovery procedures, the Group remains unable to collect that loan’s contractual repayments. Uncollectable amounts are written off against their related provision for ECL, after all possible repayments have been received.

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

The following table details impairment charges based on the requirements of AASB 9.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Provisions raised/(released)
Performing	1,437	(209)	1,147	(180)
Non-performing	1,934	1,175	1,717	1,073
Recoveries	(193)	(172)	(173)	(143)
Impairment charges	3,178	794	2,691	750
of which relates to:
Loans and credit commitments	3,158	794	2,689	750
Debt securities at amortised cost	18	-	-	-
Debt securities at FVOCI	2	-	2	-
Impairment charges	3,178	794	2,691	750

As 2018 comparatives were not restated for the Group’s adoption of AASB 9 in 2019, the following table details impairment charges based on the requirements of AASB 139. Once AASB 9 has been effective for all comparative year ends, this table will no longer be presented.

Consolidated
$m	2018
Individually assessed provisions raised	371
Write-backs	(150)
Recoveries	(179)
Collectively assessed provisions raised	668
Impairment charges	710

WESTPAC GROUP 2020 ANNUAL REPORT	217

Notes to the financial statements

Note 7. Income tax

Accounting policy

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in OCI, in which case it is recognised in the statement of comprehensive income.

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

218	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The income tax expense for the year reconciles to the profit before income tax as follows:

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Profit before income tax	4,266	9,749	11,731	4,453	9,398
Tax at the Australian company tax rate of 30%	1,280	2,925	3,519	1,336	2,819
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Hybrid capital distributions	56	72	69	56	72
Life insurance:
Tax adjustment on policyholder earnings	(17)	8	24	-	-
Adjustment for life business tax rates	1	(1)	(1)	-	-
Dividend adjustments	-	(1)	(1)	(228)	(664)
Other non-assessable items	(3)	(14)	(5)	(3)	(2)
Other non-deductible items	585	12	64	468	9
Adjustment for overseas tax rates	16	(32)	(28)	32	(5)
Income tax (over)/under provided in prior years	1	(10)	9	1	3
Other items	55	-	(18)	133	45
Total income tax expense	1,974	2,959	3,632	1,795	2,277
Income tax analysis
Income tax expense comprises:
Current income tax	2,954	3,370	3,704	2,417	2,711
Movement in deferred tax	(981)	(401)	(81)	(623)	(437)
Income tax (over)/under provision in prior years	1	(10)	9	1	3
Total income tax expense	1,974	2,959	3,632	1,795	2,277
Total Australia	1,697	2,526	3,178	1,753	2,215
Total Overseas	277	433	454	42	62
Total income tax expense[1]	1,974	2,959	3,632	1,795	2,277

The effective tax rate was 46.27% in 2020 (2019: 30.35%, 2018: 30.96%).

1.	As the Bank Levy is not a levy on income, it is not included in income tax. It is included in Note 3.

WESTPAC GROUP 2020 ANNUAL REPORT	219

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Amounts recognised in the income statements and opening retained profits due to adoption of new accounting standards
Provisions for ECL on loans and credit commitments[1,2]	1,788	1,158	1,507	1,003
Provision for long service leave, annual leave and other employee benefits	335	309	308	286
Financial instruments[1]	-	5	-	2
Property and equipment	223	195	198	173
Other provisions[2]	606	531	570	511
Lease liabilities[3]	899	-	825	-
All other liabilities[3]	419	366	304	358
Total amounts recognised in the income statements and opening retained profits due to adoption of new accounting standards	4,270	2,564	3,712	2,333
Amounts recognised directly in OCI
Investment securities	-	10	-	11
Cash flow hedges	25	52	-	28
Defined benefit	155	105	149	101
Total amounts recognised directly in OCI	180	167	149	140
Gross deferred tax assets	4,450	2,731	3,861	2,473
Set-off of deferred tax assets and deferred tax liabilities	(1,386)	(683)	(1,364)	(548)
Net deferred tax assets	3,064	2,048	2,497	1,925
Movements
Balance as at beginning of year	2,048	1,180	1,925	1,102
Impact on adoption of new accounting standards[1,3]	948	300	872	258
Restated opening balance	2,996	1,480	2,797	1,360
Recognised in the income statements	758	472	507	476
Recognised in OCI	13	117	9	109
Set-off of deferred tax assets and deferred tax liabilities	(703)	(21)	(816)	(20)
Balance as at end of year	3,064	2,048	2,497	1,925

1.	Included in 2019, is the impact on adoption of AASB 9, which increased deferred tax assets by $300 million for the Group and $258 million for the Parent Entity, recognised as an opening adjustment in retained profits. The details are as follows:

•   Provision for ECL - $297 million for the Group and $258 million for the Parent Entity; and

•   Financial instruments - $3 million for the Group and nil for the Parent Entity.

2.	2019 Other provisions were restated from $590 million to $531 million for the Group, and from $561 million to $511 million for the Parent Entity, to reclassify provision for ECL on credit commitments to provisions for ECL on loans and credit commitments.
3.	The adoption of AASB 16 on 1 October 2019 resulted in an increase in deferred tax assets of $948 million for the Group and $872 million for the Parent Entity. A corresponding increase was also recognised in deferred tax liabilities (refer to the following table), which resulted in a net nil impact on retained profits.

220	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Amounts recognised in the income statements and opening retained profits due to adoption of new accounting standards
Finance lease transactions	253	230	232	206
Property and equipment[1]	933	128	864	129
Life insurance assets	43	57	-	-
All other assets	223	312	208	213
Total amounts recognised in the income statements and opening retained profits due to adoption of new accounting standards	1,452	727	1,304	548
Amounts recognised directly in OCI
Investment securities	51	-	51	-
Cash flow hedges	9	-	9	-
Total amounts recognised directly in OCI	60	-	60	-
Gross deferred tax liabilities	1,512	727	1,364	548
Set-off of deferred tax assets and deferred tax liabilities	(1,386)	(683)	(1,364)	(548)
Net deferred tax liabilities	126	44	-	-
Movements
Balance as at beginning of year	44	18	-	3
Impact on adoption of new accounting standards[1]	948	-	872	-
Restated opening balance	992	18	872	3
Recognised in the income statements	(223)	71	(116)	39
Recognised in OCI	60	(24)	60	(22)
Set-off of deferred tax assets and deferred tax liabilities	(703)	(21)	(816)	(20)
Balance as at end of year	126	44	-	-

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The values shown are the gross balances and not tax effected. The tax effected balances would be approximately 30% of the values shown.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Unrecognised deferred tax asset
Tax losses on revenue account	335	291	264	237
Unrecognised deferred tax liability
Gross retained earnings of subsidiaries which the Parent Entity does not intend to distribute in the foreseeable future	55	51	-	-

1.	The adoption of AASB 16 on 1 October 2019 resulted in an increase in deferred tax liabilities of $948 million for the Group and $872 million for the Parent Entity, which was recognised as an opening adjustment in retained profits. A corresponding increase was also recognised in deferred tax assets (refer to the previous table), which resulted in a net nil impact on retained profits.

WESTPAC GROUP 2020 ANNUAL REPORT	221

Notes to the financial statements

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Notes 19 and 33 for further information on the potential dilutive instruments.

	2020		2019		2018
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to shareholders	2,290	2,290	6,784	6,784	8,095	8,095
Adjustment for RSP dividends[1]	(2)	(2)	(6)	(6)	(5)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	-	-	290	-	283
Adjusted net profit attributable to shareholders	2,288	2,288	6,778	7,068	8,090	8,378
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,595	3,595	3,456	3,456	3,414	3,414
Treasury shares (including RSP share rights)[1]	(5)	(5)	(6)	(6)	(8)	(8)
Adjustment for potential dilution:
Share-based payments	-	1	-	1	-	3
Convertible loan capital[2]	-	-	-	278	-	232
Adjusted weighted average number of ordinary shares	3,590	3,591	3,450	3,729	3,406	3,641
Earnings per ordinary share (cents)	63.7	63.7	196.5	189.5	237.5	230.1

1.	RSP is explained in Note 33. Some shares under the RSP have not vested and are not outstanding ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. Shares under the RSP were antidilutive in 2020 and 2019, but were dilutive in 2018.
2.	The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 19 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year or, if later, the instruments’ issue date. In 2020, all convertible loan capital instruments were antidilutive, but were dilutive in 2019 and 2018.

222	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2020			2019			2018
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Collateral paid:
Australia	13,555	56	0.4	8,428	152	1.8	5,239	86	1.6
New Zealand	373	3	0.8	364	7	1.9	252	4	1.6
Other overseas	1,804	16	0.9	2,031	42	2.1	2,594	39	1.5
Trading securities and financial assets measured at FVIS:
Australia	20,300	217	1.1	20,691	468	2.3	17,420	423	2.4
New Zealand	4,728	47	1.0	3,862	85	2.2	3,538	80	2.3
Other overseas	4,601	95	2.1	4,521	109	2.4	3,160	61	1.9
Available-for-sale securities:
Australia	-	-	-	-	-	-	55,458	1,692	3.1
New Zealand	-	-	-	-	-	-	3,304	136	4.1
Other overseas	-	-	-	-	-	-	2,778	86	3.1
Investment securities:
Australia	71,402	1,347	1.9	56,875	1,691	3.0	-	-	-
New Zealand	3,921	96	2.4	3,850	130	3.4	-	-	-
Other overseas	2,858	78	2.7	3,062	98	3.2	-	-	-
Loans and other receivables1:
Australia	585,643	21,315	3.6	589,427	25,931	4.4	578,679	25,700	4.4
New Zealand	85,184	3,237	3.8	79,255	3,650	4.6	73,902	3,516	4.8
Other overseas	27,349	540	2.0	26,558	859	3.2	28,620	748	2.6
Total interest earning assets and interest income	821,718	27,047	3.3	798,924	33,222	4.2	774,944	32,571	4.2
Non-Interest earning assets
Derivative financial instruments	31,334			25,959			26,443
Life insurance assets	4,614			9,610			10,664
All other assets[2]	62,414			60,231			61,259
Total non-interest earning assets	98,362			95,800			98,366
Total assets	920,080			894,724			873,310

1.	For 2020 and 2019, loans and other receivables are net of Stage 3 provision for ECL, where interest income is determined based on their carrying value. Stages 1 and 2 provisions for ECL are not included in the average interest earning assets balance, as interest income is determined based on the gross value of loans and other receivables. For 2018, loans and other receivables are net of provision for impairment charges on loans, as under AASB 139 interest income is determined based on their carrying value, net of provision for impairment charges on loans.
2.	Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets.

WESTPAC GROUP 2020 ANNUAL REPORT	223

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

	2020			2019			2018
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Collateral received:
Australia	2,586	11	0.4	2,039	41	2.0	2,383	37	1.6
New Zealand	596	3	0.5	390	8	2.1	342	6	1.8
Other overseas	4,399	12	0.3	1,188	8	0.7	184	2	1.1
Deposits and other borrowings:
Australia	435,877	3,745	0.9	425,799	7,023	1.6	422,006	7,308	1.7
New Zealand	57,096	882	1.5	54,720	1,235	2.3	51,368	1,196	2.3
Other overseas	25,660	427	1.7	26,270	687	2.6	26,599	517	1.9
Loan capital:
Australia	19,554	663	3.4	15,080	632	4.2	15,028	635	4.2
New Zealand	1,833	94	5.1	1,777	91	5.1	1,645	84	5.1
Other overseas	1,324	43	3.2	1,324	53	4.0	1,324	55	4.2
Other interest bearing liabilities1:
Australia	176,950	3,849	2.2	188,736	5,937	3.1	177,746	5,594	3.1
New Zealand	18,510	558	3.0	15,665	575	3.7	15,011	591	3.9
Other overseas	1,256	64	5.1	1,294	25	1.9	1,873	41	2.2
Total interest bearing liabilities and interest expense	745,641	10,351	1.4	734,282	16,315	2.2	715,509	16,066	2.2
Non-interest bearing liabilities
Deposits and other borrowings:
Australia	45,231			42,455			41,156
New Zealand	8,760			5,996			5,204
Other overseas	901			819			817
Derivative financial instruments	33,249			26,568			26,218
Life insurance liabilities	2,999			7,653			8,874
All other liabilities[2]	15,233			13,187			13,484
Total non-interest bearing liabilities	106,373			96,678			95,753
Total liabilities	852,014			830,960			811,262
Shareholders’ equity	68,014			63,714			62,017
NCI	52			50			31
Total equity	68,066			63,764			62,048
Total liabilities and equity	920,080			894,724			873,310

1.	Includes net impact of Treasury balance sheet management activities and the Bank Levy.
2.	Includes other financial liabilities, provisions, current and deferred tax liabilities and all other non-interest bearing liabilities.

224	WESTPAC GROUP 2020 ANNUAL REPORT

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

Calculation of variances

•	volume changes are determined based on the movements in average asset and liability balances; and
•	interest rate changes are determined based on the change in interest rate associated with those assets and liabilities.

Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

	2020			2019
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Collateral paid:
Australia	93	(189)	(96)	52	14	66
New Zealand	-	(4)	(4)	2	1	3
Other overseas	(5)	(21)	(26)	(8)	11	3
Trading securities and financial assets measured at FVIS:
Australia	(9)	(242)	(251)	79	(34)	45
New Zealand	19	(57)	(38)	7	(2)	5
Other overseas	2	(16)	(14)	26	22	48
Investment securities:
Australia	433	(777)	(344)	43	(44)	(1)
New Zealand	2	(36)	(34)	22	(28)	(6)
Other overseas	(7)	(13)	(20)	9	3	12
Loans and other receivables:
Australia	(167)	(4,449)	(4,616)	477	(246)	231
New Zealand	274	(687)	(413)	255	(121)	134
Other overseas	26	(345)	(319)	(54)	165	111
Total change in interest income	661	(6,836)	(6,175)	910	(259)	651
Interest bearing liabilities
Collateral received:
Australia	11	(41)	(30)	(5)	9	4
New Zealand	4	(9)	(5)	1	1	2
Other overseas	22	(18)	4	11	(5)	6
Deposits and other borrowings:
Australia	167	(3,445)	(3,278)	66	(351)	(285)
New Zealand	54	(407)	(353)	78	(39)	39
Other overseas	(16)	(244)	(260)	(6)	176	170
Loan capital:
Australia	188	(157)	31	2	(5)	(3)
New Zealand	3	-	3	7	-	7
Other overseas	-	(10)	(10)	-	(2)	(2)
Other interest bearing liabilities:
Australia	(372)	(1,716)	(2,088)	346	(3)	343
New Zealand	105	(122)	(17)	26	(42)	(16)
Other overseas	(1)	40	39	(13)	(3)	(16)
Total change in interest expense	165	(6,129)	(5,964)	513	(264)	249
Change in net interest income:
Australia	356	(298)	58	242	40	282
New Zealand	129	(246)	(117)	174	(70)	104
Other overseas	11	(163)	(152)	(19)	35	16
Total change in net interest income	496	(707)	(211)	397	5	402

WESTPAC GROUP 2020 ANNUAL REPORT	225

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

There may be situations where the Group has partially transferred the risks and rewards of ownership but has neither transferred nor retained substantially all the risks and rewards of ownership. In such situations, where the Group retains control of the transferred asset, it will continue to be recognised in the balance sheet to the extent of the Group’s continuing involvement in the asset.

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

The terms are deemed to be substantially different if the discounted present value of the cash flows under the new terms (discounted using the original effective interest rate) is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. Qualitative factors such as a change in the currency the instrument is denominated in, a change in the interest rate from fixed to floating and conversion features are also considered.

Classification and measurement

As comparatives prior to 2019 were not restated for the Group’s adoption of AASB 9 in 2019, the accounting policy applied in 2020 and 2019 differs to that applied prior to 2019. The accounting policy applied prior to 2019 is discussed in Note 39. The accounting policy applied in 2020 and 2019 is as follows.

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

Debt instruments at amortised cost are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. They are presented net of provision for ECL determined using the ECL model. Refer to Notes 6 and 13 for further details.

226	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Accounting policy (continued)

Debt instruments at FVOCI are measured at fair value with unrealised gains and losses recognised in OCI except for interest income, impairment charges and FX gains and losses, which are recognised in the income statement. Impairment on debt instruments at FVOCI is determined using the ECL model and is recognised in the income statement with a corresponding amount in OCI. There is no reduction of the carrying value of the debt security which remains at fair value.

The cumulative gain or loss recognised in OCI is subsequently recognised in the income statement when the instrument is derecognised.

Debt instruments at FVIS are measured at fair value with subsequent changes in fair value recognised in the income statement.

Equity securities

Equity securities are measured at FVOCI where they:

•	are not held for trading; and
•	an irrevocable election is made by the Group.

Otherwise, they are measured at FVIS.

Equity securities at FVOCI are measured at fair value with unrealised gains and losses recognised in OCI, except for dividend income which is recognised in the income statement. The cumulative gain or loss recognised in OCI is not subsequently recognised in the income statement when the instrument is disposed.

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

Financial assets and financial liabilities measured at FVIS are recognised initially at fair value. All other financial assets and financial liabilities are recognised initially at fair value plus or minus directly attributable transaction costs respectively.

Further details of the accounting policy for each category of financial asset or financial liability mentioned above is set out in the note for the relevant item.

The Group’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 22.

WESTPAC GROUP 2020 ANNUAL REPORT	227

Notes to the financial statements

Note 10. Trading securities and financial assets measured at FVIS

Accounting policy

Trading securities

Trading securities include actively traded debt (government and other) and equity instruments and those acquired for sale in the near term.

As part of its trading activities, the Group also lends and borrows securities on a collateralised basis. Securities lent remain on the Group’s balance sheet and securities borrowed are not reflected on the Group’s balance sheet, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable in collateral paid or as a borrowing in collateral received respectively.

Reverse repurchase agreements

Securities purchased under these agreements are not recognised in the balance sheet, as Westpac has not obtained the risks and rewards of ownership. The cash consideration paid is recognised as a reverse repurchase agreement, which forms part of a trading portfolio that is measured at fair value.

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

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Trading securities	17,776	22,210	18,777	15,519	20,719
Reverse repurchase agreements	20,401	6,833	1,379	20,401	6,731
Other financial assets measured at FVIS	2,490	2,738	2,976	2,110	2,115
Total trading securities and financial assets measured at FVIS	40,667	31,781	23,132	38,030	29,565

Trading securities include the following:

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Government and semi-government securities	14,667	16,625	13,328	12,542	15,585
Other debt securities	3,044	5,497	5,354	2,913	5,046
Equity securities	4	6	8	3	6
Other	61	82	87	61	82
Total trading securities	17,776	22,210	18,777	15,519	20,719

Other financial assets measured at FVIS include:

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Other debt securities	2,045	2,394	2,715	1,703	2,057
Equity securities	445	344	261	407	58
Total other financial assets measured at FVIS	2,490	2,738	2,976	2,110	2,115

228	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 11. Available-for-sale securities/Investment securities

Accounting policy

As 2018 comparatives were not restated for the Group’s adoption of AASB 9 in 2019, the accounting policy applied in 2020 and 2019 differs to that applied prior to 2019. The accounting policy applied prior to 2019 is discussed in Note 39. The accounting policy applied in 2020 and 2019 is as follows.

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

These securities are measured at fair value with gains and losses recognised in OCI except for interest income, impairment charges and FX gains and losses which are recognised in the income statement.

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

These securities are initially recognised at fair value plus directly attributable transaction costs. They are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provision for ECL.

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

WESTPAC GROUP 2020 ANNUAL REPORT	229

Notes to the financial statements

Note 11. Available-for-sale securities/Investment securities (continued)

Balances recognised under AASB 9

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	73,486	53,389	69,929	50,980
Other debt securities	16,916	19,058	15,826	17,325
Equity securities	153	134	68	66
Total investment securities measured at FVOCI	90,555	72,581	85,823	68,371
Investment securities measured at amortised cost
Government and semi-government debt securities	881	736	-	23
Other debt securities	130	93	3	4
Total investment securities measured at amortised cost	1,011	829	3	27
Provision for ECL on debt securities at amortised cost	(27)	(9)	-	-
Total net investment securities measured at amortised cost	984	820	3	27
Total investment securities	91,539	73,401	85,826	68,398

The ECL recognised in relation to investment securities - debt securities are detailed in Note 13.

The following table shows the maturities of the Group’s investment securities as at 30 September 2020. It also shows the weighted average yield of the Group’s investment securities. There are no tax-exempt securities.

2020	Up to 1 year $m	%	Over 1 year to 5 years $m	%	Over 5 years to 10 years $m	%	Over 10 years $m	%	No specific maturity $m	%	Total $m	Weighted average %
Carrying Amount
Government and semi-government securities	2,670	2.7	32,848	2.1	38,565	1.8	257	1.4	-	-	74,340	2.0
Other debt securities	4,057	1.7	12,989	1.6	-	-	-	-	-	-	17,046	1.6
Equity securities	-	-	-	-	-	-	-	-	153	-	153	-
Total by maturity	6,727		45,837		38,565		257		153		91,539

The maturity profile is determined based upon contractual terms for investment securities.

Investment securities include:

•	US Government treasury notes of $7,271 million (2019: $10,398 million, 2018: $5,229 million); and

•	total holdings of debt securities, where the aggregate book value exceeds 10% of equity attributable to Westpac’s owners:

-   Australian Commonwealth Government totalling $15,714 million;

-   Queensland Treasury Corporation totalling $14,033 million;

-   New South Wales Treasury Corporation totalling $13,385 million; and

-   Treasury Corporation of Victoria totalling $10,593.

Balances recognised under AASB 139

$m	Consolidated 2018
Available-for-sale securities
Government and semi-government securities	42,979
Other debt securities	17,756
Equity securities	384
Total available-for-sale securities	61,119

230	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 12. Loans

Accounting policy

As 2018, 2017 and 2016 comparatives were not restated for the Group’s adoption of AASB 9 in 2019, the accounting policy applied in 2020 and 2019 differs to that applied prior to 2019. The accounting policy applied prior to 2019 is discussed in Note 39. The accounting policy applied in 2020 and 2019 is as follows.

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees.

Loans are subsequently measured at amortised cost using the effective interest rate method where they have contractual cash flows which represent SPPI on the principal balance outstanding and they are held within a business model whose objective is achieved through holding the loans to collect these cash flows. They are presented net of any provision for ECL.

Loans are subsequently measured at FVIS where they do not have cash flows which represent SPPI, are held within a business model whose objective is achieved by selling the financial asset, or are designated at FVIS to eliminate or reduce an accounting mismatch.

Refer to Note 22 for balances which are measured at fair value and amortised cost.

Loan products that have both mortgage and deposit facilities are presented gross in the balance sheet, segregating the asset and liability component, because they do not meet the criteria to be offset. Interest earned on these products is presented on a net basis in the income statement as this reflects how the customer is charged.

The loan portfolio is disaggregated by location of booking office and product type, as follows:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Australia
Housing	440,933	449,201	440,926	449,192
Personal	17,081	21,247	16,938	20,848
Business	147,584	152,360	144,354	148,850
Total Australia	605,598	622,808	602,218	618,890
New Zealand
Housing	51,126	47,731	-	-
Personal	1,360	1,709	-	-
Business	29,864	29,285	354	411
Total New Zealand	82,350	78,725	354	411
Total other overseas	10,713	16,845	9,945	15,738
Total loans	698,661	718,378	612,517	635,039
Provision for ECL on loans (refer to Note 13)	(5,602)	(3,608)	(4,693)	(3,103)
Total net loans[1]	693,059	714,770	607,824	631,936

1.	Total net loans include securitised loans of $7,367 million (2019: $7,737 million) for the Group and $132,506 million (2019: $91,061 million) for the Parent Entity.

WESTPAC GROUP 2020 ANNUAL REPORT	231

Notes to the financial statements

Note 12. Loans (continued)

The following tables show loans presented based on their industry classification:

Consolidated
$m	2020	2019	2018	2017	2016
Australia
Accommodation, cafes and restaurants	7,933	8,039	8,297	8,177	7,536
Agriculture, forestry and fishing	10,116	9,210	8,642	8,182	7,953
Construction	6,711	7,186	6,751	6,043	5,797
Finance and insurance	13,348	14,069	14,059	12,923	14,298
Government, administration and defence	730	753	628	554	675
Manufacturing	8,493	9,337	9,298	9,054	9,140
Mining	2,975	2,869	3,311	3,025	3,641
Property	44,468	44,769	45,471	43,220	44,785
Property services and business services	12,562	14,035	13,477	12,050	11,674
Services	11,675	12,099	12,158	12,950	12,362
Trade	13,268	16,144	16,501	16,063	16,044
Transport and storage	8,218	8,268	8,853	8,624	9,015
Utilities	4,962	4,077	4,350	5,237	4,025
Retail lending	454,433	466,550	463,609	451,315	429,522
Other	5,706	5,403	6,680	4,229	2,777
Total Australia	605,598	622,808	622,085	601,646	579,244
New Zealand
Accommodation, cafes and restaurants	388	355	323	290	256
Agriculture, forestry and fishing	9,101	8,553	8,138	7,772	7,788
Construction	509	493	502	447	396
Finance and insurance	3,427	3,009	2,903	2,478	2,682
Government, administration and defence	94	85	114	137	163
Manufacturing	1,689	1,913	2,199	2,090	2,324
Mining	203	278	206	141	280
Property	6,667	6,412	5,997	5,858	5,925
Property services and business services	951	1,182	1,073	1,113	1,084
Services	2,119	1,973	1,733	1,810	1,396
Trade	1,949	2,344	2,509	2,163	2,333
Transport and storage	1,176	1,131	1,029	1,080	1,257
Utilities	1,303	1,429	1,003	1,237	1,600
Retail lending	52,584	49,473	46,613	45,190	45,011
Other	190	95	-	-	-
Total New Zealand	82,350	78,725	74,342	71,806	72,495
Other overseas
Accommodation, cafes and restaurants	118	109	112	97	118
Agriculture, forestry and fishing	124	150	19	5	12
Construction	51	55	71	55	147
Finance and insurance	2,298	4,628	4,774	4,289	2,767
Government, administration and defence	20	2	25	4	4
Manufacturing	1,877	3,784	3,257	2,982	2,619
Mining	336	468	322	349	535
Property	416	492	467	491	479
Property services and business services	1,545	1,610	1,684	540	526
Services	218	243	205	205	99
Trade	1,553	2,293	2,312	2,680	3,463
Transport and storage	732	997	1,232	1,389	1,186
Utilities	950	1,086	736	514	442
Retail lending	457	863	683	657	1,120
Other	18	65	178	76	-
Total other overseas	10,713	16,845	16,077	14,333	13,517
Total loans	698,661	718,378	712,504	687,785	665,256
Provision for ECL on loans (refer Note 13)	(5,602)	(3,608)	-	-	-
Provision for impairment charges on loans	-	-	(2,814)	(2,866)	(3,330)
Total net loans	693,059	714,770	709,690	684,919	661,926

232	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 12. Loans (continued)

Parent Entity
$m	2020	2019
Australia
Accommodation, cafes and restaurants	7,857	7,967
Agriculture, forestry and fishing	10,058	9,151
Construction	6,199	6,810
Finance and insurance	13,290	14,005
Government, administration and defence	709	746
Manufacturing	8,282	9,155
Mining	2,955	2,849
Property	44,468	44,707
Property services and business services	11,843	13,192
Services	11,334	11,853
Trade	13,058	15,961
Transport and storage	7,870	7,961
Utilities	4,938	4,053
Retail lending	454,259	465,535
Other	5,098	4,945
Total Australia	602,218	618,890
New Zealand
Accommodation, cafes and restaurants	-	-
Agriculture, forestry and fishing	4	5
Construction	4	8
Finance and insurance	-	-
Government, administration and defence	-	-
Manufacturing	70	94
Mining	-	-
Property	1	-
Property services and business services	7	7
Services	-	-
Trade	263	297
Transport and storage	5	-
Utilities	-	-
Retail lending	-	-
Other	-	-
Total New Zealand	354	411
Other overseas
Accommodation, cafes and restaurants	81	67
Agriculture, forestry and fishing	114	130
Construction	46	47
Finance and insurance	2,295	4,624
Government, administration and defence	20	2
Manufacturing	1,875	3,780
Mining	314	465
Property	209	226
Property services and business services	1,478	1,528
Services	196	216
Trade	1,415	2,115
Transport and storage	642	886
Utilities	894	1,036
Retail lending	359	587
Other	7	29
Total other overseas	9,945	15,738
Total loans	612,517	635,039
Provision for ECL on loans	(4,693)	(3,103)
Total net loans	607,824	631,936

WESTPAC GROUP 2020 ANNUAL REPORT	233

Notes to the financial statements

Note 12. Loans (continued)

The following table shows the Group’s contractual maturity distribution of all loans by industry as at 30 September 2020:

Consolidated 2020		Over 1 year
$m	Up to 1 year	to 5 years	Over 5 years	Total
Australia
Accommodation, cafes and restaurants	3,253	4,303	377	7,933
Agriculture, forestry and fishing	3,115	6,417	584	10,116
Construction	1,604	4,241	866	6,711
Finance and insurance	6,066	4,761	2,521	13,348
Government, administration and defence	300	154	276	730
Manufacturing	3,465	4,589	439	8,493
Mining	458	1,903	614	2,975
Property	18,027	25,088	1,353	44,468
Property services and business services	2,991	8,055	1,516	12,562
Services	3,793	6,252	1,630	11,675
Trade	5,892	6,236	1,140	13,268
Transport and storage	1,593	5,977	648	8,218
Utilities	860	3,847	255	4,962
Retail lending	16,491	10,468	427,474	454,433
Other	748	3,886	1,072	5,706
Total Australia	68,656	96,177	440,765	605,598
Total New Zealand	20,555	11,481	50,314	82,350
Total other overseas	3,151	6,900	662	10,713
Total loans	92,362	114,558	491,741	698,661

	2020			2019
	Loans at	Loans at		Loans at	Loans at
	variable	fixed		variable	fixed
Consolidated	interest	interest		interest	interest
$m	rates	rates	Total	rates	rates	Total
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	396,055	140,887	536,942	418,494	129,035	547,529
By offices in New Zealand	8,771	53,024	61,795	9,102	50,499	59,601
By offices in other overseas	7,216	346	7,562	9,881	943	10,824
Total loans maturing after one year	412,042	194,257	606,299	437,477	180,477	617,954

234	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges

Accounting policy

As 2018, 2017 and 2016 comparatives were not restated upon the Group’s adoption of AASB 9 in 2019, the accounting policy applied in 2020 and 2019 differs to that applied prior to 2019. The accounting policy applied prior to 2019 is discussed in Note 39. The accounting policy applied in 2020 and 2019 is as follows.

Note 6 provides details of impairment charges.

Impairment under AASB 9 applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, due from subsidiaries and credit commitments.

The Expected Credit Loss (ECL) determined under AASB 9 is recognised as follows:

•      Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 11 and 12);

•      Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security itself (refer to Notes 11 and 28); and

•      Credit commitments: as a provision (refer to Note 27).

Measurement

The Group calculates the provision for ECL based on a three stage approach. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

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

Stage 3: Lifetime ECL - non-performing

For financial assets that are non-performing a provision for lifetime ECL is recognised. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on an individual basis.

Financial assets in Stage 3 are those that are in default. A default occurs when Westpac considers that the customer is unable to repay its credit obligations in full, irrespective of recourse by the Group to actions such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition is aligned to the Australian Prudential Regulation Authority (APRA) regulatory definition of default.

Collective and individual assessment

Financial assets that are in Stages 1 and 2 are assessed on a collective basis. This means that they are grouped in pools of similar assets with similar credit risk characteristics including the type of product and the customer risk grade. Financial assets in Stage 3 are assessed on an individual basis and calculated collectively for those below a specified threshold.

Expected life

In considering the lifetime timeframe for ECL in Stages 2 and 3, the standard generally requires use of the remaining contractual life adjusted, where appropriate, for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit), the Group’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the exposure to credit losses to the contractual notice period. For these facilities, lifetime is based on historical behaviour.

WESTPAC GROUP 2020 ANNUAL REPORT	235

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

Critical accounting assumptions and estimates

Key judgements include when a significant increase in credit risk has occurred and estimation of forward-looking macroeconomic information. Other factors which can impact the provision include the borrower’s financial situation, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

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

The deferral of payments by customers in hardship arrangements is generally treated as an indication of a significant increase in credit risk (SICR) but the deferral of payments under the current COVID-19 support packages for mortgages and business loans has not, in isolation, been treated as an indication of SICR. The Group has classified these deferral packages into different categories of risk which have been assessed for an increased likelihood of a risk of default to determine whether a SICR has occurred.

The Group does not apply the low credit risk exemption which assumes investment grade facilities do not have a significant increase in credit risk.

Forward-looking macroeconomic information

The measurement of ECL for each stage and the assessment of significant increase in credit risk consider information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward-looking information is a critical accounting judgement. The Group considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios.

The macroeconomic variables used in these scenarios, based on current economic forecasts, include (but are not limited to) employment to population rates, real gross domestic product growth rates and residential and commercial property price indices.

•      Base case scenario

This scenario utilises the internal Westpac economics forecast used for strategic decision making and forecasting.

•      Upside scenario

This scenario represents a modest improvement on the base case scenario.

•      Downside scenario

The downside scenario is a more severe scenario with ECL higher than those under the current base case scenario. The more severe loss outcome for the downside is generated under a recession scenario in which the combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate simultaneously impact ECL across all portfolios from the reporting date.

The macroeconomic scenarios are weighted based on the Group’s best estimate of the relative likelihood of each scenario. The weighting applied to each of the three macroeconomic scenarios takes into account historical frequency, current trends, and forward-looking conditions.

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

Judgements can change with time as new information becomes available which could result in changes to the provision for ECL.

236	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

•	The “transfers between stages” lines represent transfers between Stage 1, Stage 2 and Stage 3 prior to remeasurement of the provision for ECL.
•	The “business activity during the year” line represents new accounts originated during the year net of those that were derecognised due to final repayments during the year.
•	The “net remeasurement of provision for ECL” line represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes due to forward-looking economic scenarios and partial repayments and additional drawdowns on existing facilities over the year.
•	“Write-offs” represent a reduction in the provision for ECL as a result of derecognition of exposures where there is no reasonable expectation of full recovery.

	2020				2019
			Non-				Non-
Consolidated	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Provision for ECL on loans
Housing	185	742	977	1,904	158	352	591	1,101
Personal	180	362	232	774	232	424	248	904
Business	537	1,433	954	2,924	373	720	510	1,603
Total provision for ECL on loans (Note 12)	902	2,537	2,163	5,602	763	1,496	1,349	3,608
Provisions for ECL on credit commitments
Housing	7	5	-	12	5	2	-	7
Personal	36	46	-	82	36	35	-	71
Business	139	287	10	436	80	141	6	227
Total provision for ECL on credit commitments (Note 27)	182	338	10	530	121	178	6	305
Total provisions for ECL on loans and credit commitments	1,084	2,875	2,173	6,132	884	1,674	1,355	3,913
Of which:
Individually assessed provisions	-	-	611	611	-	-	412	412
Collectively assessed provisions	1,084	2,875	1,562	5,521	884	1,674	943	3,501
Total provisions for ECL on loans and credit commitments	1,084	2,875	2,173	6,132	884	1,674	1,355	3,913
Gross loans and credit commitments	812,450	71,841	11,311	895,602	865,383	37,484	6,851	909,718
Coverage ratio (%)	0.13	4.00	19.21	0.68	0.10	4.47	19.78	0.43

	2020				2019
			Non-				Non-
Parent Entity	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Provision for ECL on loans
Housing	145	630	904	1,679	137	334	557	1,028
Personal	162	297	193	652	200	369	213	782
Business	445	1,154	763	2,362	303	554	436	1,293
Total provision for ECL on loans (Note 12)	752	2,081	1,860	4,693	640	1,257	1,206	3,103
Provision for ECL on credit commitments
Housing	4	5	-	9	4	1	-	5
Personal	28	35	-	63	29	32	-	61
Business	129	269	9	407	74	130	5	209
Total provision for ECL on credit commitments (Note 27)	161	309	9	479	107	163	5	275
Total provisions for ECL on loans and credit commitments	913	2,390	1,869	5,172	747	1,420	1,211	3,378
Of which:
Individually assessed provisions	-	-	520	520	-	-	364	364
Collectively assessed provisions	913	2,390	1,349	4,652	747	1,420	847	3,014
Total provisions for ECL on loans and credit commitments	913	2,390	1,869	5,172	747	1,420	1,211	3,378
Gross loans and credit commitments	712,381	61,822	10,293	784,496	764,311	32,966	6,249	803,526
Coverage ratio (%)	0.13	3.87	18.16	0.66	0.10	4.31	19.38	0.42

WESTPAC GROUP 2020 ANNUAL REPORT	237

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table reconciles the provisions for ECL on loans and credit commitments for the Group.

				Collectively	Individually
Consolidated	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	2,631	422	3,053
Restatement for adoption of AASB 9	877	1,884	1,272	(2,631)	(422)	980
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	877	1,884	1,272	-	-	4,033
Transfers to Stage 1	1,458	(1,404)	(54)	-	-	-
Transfers to Stage 2	(242)	956	(714)	-	-	-
Transfers to Stage 3	(5)	(621)	626	-	-	-
Business activity during the year	179	(19)	(330)	-	-	(170)
Net remeasurement of provision for ECL	(1,385)	874	1,647	-	-	1,136
Write-offs	-	-	(1,154)	-	-	(1,154)
Exchange rate and other adjustments	2	4	62	-	-	68
Total provisions for ECL on loans and credit commitments as at 30 September 2019	884	1,674	1,355	-	-	3,913
Transfers to Stage 1	1,578	(1,528)	(50)	-	-	-
Transfers to Stage 2	(345)	1,161	(816)	-	-	-
Transfers to Stage 3	(7)	(955)	962	-	-	-
Business activity during the year	212	60	(77)	-	-	195
Net remeasurement of provision for ECL	(1,233)	2,474	1,915	-	-	3,156
Write-offs	-	-	(1,170)	-	-	(1,170)
Exchange rate and other adjustments	(5)	(11)	54	-	-	38
Total provisions for ECL on loans and credit commitments as at 30 September 2020	1,084	2,875	2,173	-	-	6,132

The provisions for ECL on loans and credit commitments can be further disaggregated into the following classes:

Consolidated				Collectively	Individually
Housing	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	385	97	482
Restatement for adoption of AASB 9	130	351	501	(385)	(97)	500
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	130	351	501	-	-	982
Transfers to Stage 1	343	(317)	(26)	-	-	-
Transfers to Stage 2	(38)	396	(358)	-	-	-
Transfers to Stage 3	-	(145)	145	-	-	-
Business activity during the year	17	(35)	(141)	-	-	(159)
Net remeasurement of provision for ECL	(289)	104	567	-	-	382
Write-offs	-	-	(119)	-	-	(119)
Exchange rate and other adjustments	-	-	22	-	-	22
Total provisions for ECL on loans and credit commitments as at 30 September 2019	163	354	591	-	-	1,108
Transfers to Stage 1	566	(542)	(24)	-	-	-
Transfers to Stage 2	(68)	472	(404)	-	-	-
Transfers to Stage 3	-	(276)	276	-	-	-
Business activity during the year	25	(53)	(142)	-	-	(170)
Net remeasurement of provision for ECL	(492)	798	772	-	-	1,078
Write-offs	-	-	(120)	-	-	(120)
Exchange rate and other adjustments	(2)	(6)	28	-	-	20
Total provisions for ECL on loans and credit commitments as at 30 September 2020	192	747	977	-	-	1,916

238	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Consolidated				Collectively	Individually
Personal	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	761	3	764
Restatement for adoption of AASB 9	263	589	240	(761)	(3)	328
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	263	589	240	-	-	1,092
Transfers to Stage 1	849	(839)	(10)	-	-	-
Transfers to Stage 2	(148)	368	(220)	-	-	-
Transfers to Stage 3	(2)	(350)	352	-	-	-
Business activity during the year	62	(18)	(160)	-	-	(116)
Net remeasurement of provision for ECL	(757)	708	838	-	-	789
Write-offs	-	-	(822)	-	-	(822)
Exchange rate and other adjustments	1	1	30	-	-	32
Total provisions for ECL on loans and credit commitments as at 30 September 2019	268	459	248	-	-	975
Transfers to Stage 1	744	(732)	(12)	-	-	-
Transfers to Stage 2	(154)	368	(214)	-	-	-
Transfers to Stage 3	(1)	(342)	343	-	-	-
Business activity during the year	35	(37)	(50)	-	-	(52)
Net remeasurement of provision for ECL	(676)	694	617	-	-	635
Write-offs	-	-	(728)	-	-	(728)
Exchange rate and other adjustments	-	(2)	28	-	-	26
Total provisions for ECL on loans and credit commitments as at 30 September 2020	216	408	232	-	-	856

Consolidated				Collectively	Individually
Business	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	1,485	322	1,807
Restatement for adoption of AASB 9	484	944	531	(1,485)	(322)	152
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	484	944	531	-	-	1,959
Transfers to Stage 1	266	(248)	(18)	-	-	-
Transfers to Stage 2	(56)	192	(136)	-	-	-
Transfers to Stage 3	(3)	(126)	129	-	-	-
Business activity during the year	100	34	(29)	-	-	105
Net remeasurement of provision for ECL	(339)	62	242	-	-	(35)
Write-offs	-	-	(213)	-	-	(213)
Exchange rate and other adjustments	1	3	10	-	-	14
Total provisions for ECL on loans and credit commitments as at 30 September 2019	453	861	516	-	-	1,830
Transfers to Stage 1	268	(254)	(14)	-	-	-
Transfers to Stage 2	(123)	321	(198)	-	-	-
Transfers to Stage 3	(6)	(337)	343	-	-	-
Business activity during the year	152	150	115	-	-	417
Net remeasurement of provision for ECL	(65)	982	526	-	-	1,443
Write-offs	-	-	(322)	-	-	(322)
Exchange rate and other adjustments	(3)	(3)	(2)	-	-	(8)
Total provisions for ECL on loans and credit commitments as at 30 September 2020	676	1,720	964	-	-	3,360

WESTPAC GROUP 2020 ANNUAL REPORT	239

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table reconciles the provision for ECL on loans and credit commitments for the Parent Entity.

				Collectively	Individually
Parent Entity	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	2,238	375	2,613
Restatement for adoption of AASB 9	741	1,605	1,113	(2,238)	(375)	846
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	741	1,605	1,113	-	-	3,459
Transfers to Stage 1	1,191	(1,153)	(38)	-	-	-
Transfers to Stage 2	(220)	860	(640)	-	-	-
Transfers to Stage 3	(3)	(554)	557	-	-	-
Business activity during the year	168	7	(358)	-	-	(183)
Net remeasurement of provision for ECL	(1,130)	654	1,552	-	-	1,076
Write-offs	-	-	(1,023)	-	-	(1,023)
Exchange rate and other adjustments	-	1	48	-	-	49
Total provisions for ECL on loans and credit commitments as at 30 September 2019	747	1,420	1,211	-	-	3,378
Transfers to Stage 1	1,150	(1,125)	(25)	-	-	-
Transfers to Stage 2	(266)	930	(664)	-	-	-
Transfers to Stage 3	(6)	(773)	779	-	-	-
Business activity during the year	188	64	(45)	-	-	207
Net remeasurement of provision for ECL	(897)	1,880	1,672	-	-	2,655
Write-offs	-	-	(1,105)	-	-	(1,105)
Exchange rate and other adjustments	(3)	(6)	46	-	-	37
Total provisions for ECL on loans and credit commitments as at 30 September 2020	913	2,390	1,869	-	-	5,172

The provisions for ECL on loans and credit commitments can be further disaggregated into the following classes:

Parent Entity				Collectively	Individually
Housing	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	516	82	598
Restatement for adoption of AASB 9	105	334	402	(516)	(82)	243
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	105	334	402	-	-	841
Transfers to Stage 1	322	(302)	(20)	-	-	-
Transfers to Stage 2	(36)	386	(350)	-	-	-
Transfers to Stage 3	-	(141)	141	-	-	-
Business activity during the year	15	(33)	(127)	-	-	(145)
Net remeasurement of provision for ECL	(265)	91	606	-	-	432
Write-offs	-	-	(115)	-	-	(115)
Exchange rate and other adjustments	-	-	20	-	-	20
Total provisions for ECL on loans and credit commitments as at 30 September 2019	141	335	557	-	-	1,033
Transfers to Stage 1	376	(365)	(11)	-	-	-
Transfers to Stage 2	(44)	391	(347)	-	-	-
Transfers to Stage 3	-	(233)	233	-	-	-
Business activity during the year	19	(45)	(128)	-	-	(154)
Net remeasurement of provision for ECL	(343)	552	686	-	-	895
Write-offs	-	-	(111)	-	-	(111)
Exchange rate and other adjustments	-	-	25	-	-	25
Total provisions for ECL on loans and credit commitments as at 30 September 2020	149	635	904	-	-	1,688

240	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Parent Entity				Collectively	Individually
Personal	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	524	3	527
Restatement for adoption of AASB 9	215	540	200	(524)	(3)	428
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	215	540	200	-	-	955
Transfers to Stage 1	635	(633)	(2)	-	-	-
Transfers to Stage 2	(138)	319	(181)	-	-	-
Transfers to Stage 3	(1)	(311)	312	-	-	-
Business activity during the year	62	(11)	(158)	-	-	(107)
Net remeasurement of provision for ECL	(544)	497	753	-	-	706
Write-offs	-	-	(733)	-	-	(733)
Exchange rate and other adjustments	-	-	22	-	-	22
Total provisions for ECL on loans and credit commitments as at 30 September 2019	229	401	213	-	-	843
Transfers to Stage 1	549	(547)	(2)	-	-	-
Transfers to Stage 2	(131)	313	(182)	-	-	-
Transfers to Stage 3	(1)	(307)	308	-	-	-
Business activity during the year	36	(31)	(43)	-	-	(38)
Net remeasurement of provision for ECL	(492)	503	573	-	-	584
Write-offs	-	-	(699)	-	-	(699)
Exchange rate and other adjustments	-	-	25	-	-	25
Total provisions for ECL on loans and credit commitments as at 30 September 2020	190	332	193	-	-	715

Parent Entity				Collectively	Individually
Business	Performing		Non-performing	assessed	assessed
$m	Stage 1	Stage 2	Stage 3	provisions	provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	1,198	290	1,488
Restatement for adoption of AASB 9	421	731	511	(1,198)	(290)	175
Restated provisions for ECL on loans and credit commitments as at 1 October 2018	421	731	511	-	-	1,663
Transfers to Stage 1	234	(218)	(16)	-	-	-
Transfers to Stage 2	(46)	155	(109)	-	-	-
Transfers to Stage 3	(2)	(102)	104	-	-	-
Business activity during the year	91	51	(73)	-	-	69
Net remeasurement of provision for ECL	(321)	66	193	-	-	(62)
Write-offs	-	-	(175)	-	-	(175)
Exchange rate and other adjustments	-	1	6	-	-	7
Total provisions for ECL on loans and credit commitments as at 30 September 2019	377	684	441	-	-	1,502
Transfers to Stage 1	225	(213)	(12)	-	-	-
Transfers to Stage 2	(91)	226	(135)	-	-	-
Transfers to Stage 3	(5)	(233)	238	-	-	-
Business activity during the year	133	140	126	-	-	399
Net remeasurement of provision for ECL	(62)	825	413	-	-	1,176
Write-offs	-	-	(295)	-	-	(295)
Exchange rate and other adjustments	(3)	(6)	(4)	-	-	(13)
Total provisions for ECL on loans and credit commitments as at 30 September 2020	574	1,423	772	-	-	2,769

WESTPAC GROUP 2020 ANNUAL REPORT	241

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Loans and credit commitments:
Business activity during the year	195	(170)	207	(183)
Net remeasurement of provision for ECL	3,156	1,136	2,655	1,076
Impairment charges for debt securities at amortised cost	18	-	-	-
Impairment charges for debt securities at FVOCI	2	-	2	-
Recoveries	(193)	(172)	(173)	(143)
Impairment charges (Note 6)	3,178	794	2,691	750

Impact of Overlays on the provision for ECL

The following table attributes the breakup between modelled ECL and other economic overlays.

Where there is increased uncertainty regarding the required forward-looking economic conditions under AASB 9, or limitations of the historical data used to calibrate the models to current stressed environments, overlays are typically used to address areas of potential risk not captured in the underlying modelled ECL.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Modelled provision for ECL	5,480	3,801	4,659	3,266
Overlays[1]	652	112	513	112
Total provision for ECL	6,132	3,913	5,172	3,378

Details of these changes, which are based on reasonable and supportable information up to the date of this report are provided below.

Modelled provision for ECL

The modelled provision for ECL is a probability weighted estimate based on three scenarios which together are representative of the Group’s view of the forward-looking distribution of potential loss outcomes. The increase in provisions as a result of changes in modelled ECL are reflected through the “net remeasurement of provision for ECL” line in the “movement in provision for ECL on loans and credit commitments” table.

The base case scenario uses current Westpac Economics forecasts and reflects the latest available macroeconomic view which shows a deterioration in the short term, with a subsequent recovery. The latest view considers both the economic and societal impacts of COVID-19, the Australian Government stimulus measures implemented to cushion the impacts, including the JobKeeper package and the New Zealand Government stimulus package. The Westpac Australian economics forecast assumes the following:

Key macroeconomic assumptions for base case scenario	30 September 2020	30 September 2019
Annual GDP	Forecast growth of 2.5% for calendar year 2021	Growth of 2.5% over the next 12 months
Commercial property index	Forecast price contraction of 19.3% for calendar year 2021	Reduction in the rate of growth of 1.1% over the next 12 months
Residential property prices	Forecast price contraction of 0.4% for calendar year 2021	Return to positive growth of 1% over the next 12 months
Cash rate	Forecast to remain at 10bps over calendar year 2021	Reduction of 50 bps in the next 12 months
Unemployment rate:
Australia	Forecast to peak at 7.9% (February 2021) and fall to 7.5% at December 2021	Increase to 5.6% over the next 12 months
New Zealand	Forecast to peak at 7% (December 2020) and then fall to 6.4% at December 2021	Reduction of 50 bps in the next 12 months

The downside scenario is a more severe scenario with ECL higher than the base case scenario. The more severe loss outcome for the downside is generated under a recession scenario in which the combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate simultaneously impact ECL across all portfolios from the reporting date. The assumptions in this scenario and relativities to the base case scenario will be monitored having regard to the emerging economic conditions and updated where necessary. The upside scenario represents a modest improvement to the base case.

The following sensitivity table shows the reported provision for ECL based on the probability weighted scenarios and what the provision for ECL would be assuming a 100% weighting is applied to the base case scenario and to the downside scenario (with all other assumptions, including customer risk grades, held constant).

1.	Included in 2020 is $577 million related to COVID-19.

242	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Reported probability-weighted ECL	6,132	3,913	5,172	3,378
100% base case ECL	4,750	2,748	4,051	2,387
100% downside ECL	8,315	7,065	6,956	6,067

If 1% of the stage 1 gross exposure from loans and credit commitments (calculated on a 12 month ECL) was reflected in stage 2 (calculated on a lifetime ECL) the provision for ECL would increase by $296 million (2019: $236 million) for the Group and $266 million (2019: $209 million) for the Parent Entity based on applying the average provision coverage ratios by stage to the movement in the gross exposure by stage.

The following table indicates the weightings applied by the Group and Parent Entity:

Macroeconomic scenario weightings (%)	2020	2019
Upside	5.0	10.0
Base	55.0	62.5
Downside	40.0	27.5

The increase in weighting to the downside scenario since 30 September 2019 reflects the continuing uncertainty around the economic assumptions used in the base case and the asymmetric impact of downside tail risk on ECL. In particular, the current base case economic forecast indicates a relatively short and sharp economic impact followed by a subsequent recovery. There is a risk that the economic impacts of COVID-19 could be deeper or more prolonged which would result in higher credit losses than those modelled under the base case.

The COVID-19 pandemic is leading to material structural shifts in the behaviour of the economy and customers, and unprecedented actions by banks, governments and regulators in response. ECL models are expected to be subject to a higher than usual level of uncertainty during this period. In this environment there is a heightened need for the application of judgement in order to reflect these evolving relationships and risks.

This judgement has been applied in the form of the revision to scenario weightings and a COVID-19 overlay.

COVID-19 overlay

Where there is increased uncertainty regarding the required forward-looking economic conditions under AASB 9, or limitations of the historical data used to calibrate the models to current stressed environments, overlays are typically used to address areas of potential risk not captured in the underlying modelled ECL.

The COVID-19 pandemic has had, and continues to have, an impact on businesses around the world and the economic environments in which they operate. There also exists significant uncertainty regarding the duration and severity of COVID-19 impacts and the associated disruption to the economy and our customers. While the impacts on the broader economy are included in the assumptions used in the economic scenarios and the weightings applied to these scenarios, these general economy wide impacts may not fully reflect the specific impact on individual customers, and therefore the potential risk is not captured in the underlying modelled ECL. As overlays require the application of expert judgment, they are documented and subject to comprehensive internal governance and oversight.

The Group’s COVID-19 overlay as of September 2020 is $577 million, of which, $404 million relates to COVID-19 deferral packages.

The deferral of payments by customers in hardship arrangements is generally treated as an indication of a significant increase in credit risk (SICR) but the deferral of payments under the current COVID-19 support packages for mortgages, personal and business loans has not, in isolation, been treated as an indication of SICR. As highlighted by the IASB in its guidance document ‘IFRS 9 and COVID-19’ issued on 27 March 2020, in these changed circumstances it is not appropriate to apply previously established approaches to assessing significant increase in credit risk (‘SICR’) for payment holidays in a mechanistic manner.

These relief packages are available to customers who require assistance because of COVID-19 and who otherwise had up to date payment status prior to the onset of COVID-19. The relief packages allow for a deferral of payments for up to 6 months. During this period, the deferred interest will be capitalised and the deferred principal along with the capitalised interest, will be repaid over the remaining term of the loan. These packages have been designed to provide short-term cash flow support while the most significant COVID-19 restrictions are in place. A further extension allowing for up to an additional 4 month deferral up to 31 March 2021 has been announced. The extension will not be automatic and will require up-to-date financial information on each borrower to confirm that there is a reasonable prospect to repay the loan.

As the situation has evolved since March 2020, the Group has classified the deferral packages into different categories of risk. Each of these categories are assigned a corresponding AASB 9 staging level based on whether SICR is deemed to have occurred because of the increased likelihood of a risk of default. The group has identified a proportion of deferral packages as higher credit risk and has identified a SICR event to have occurred on these customers. An overlay estimation has been done on this base of customers.

We continue to monitor our lending portfolios closely and reassess our provisioning levels as the situation around COVID-19 evolves. At the cessation of the COVID-19 support packages, it is likely that some customers will move into general hardship arrangements (Stage 2). Exposures allocated to Stage 3 relies only on observable evidence of default.

WESTPAC GROUP 2020 ANNUAL REPORT	243

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Business lending (including institutional)

The business lending overlay relates to the increased credit risk relating to a portion of small business and transaction managed (<$10 million TCE) customers currently on COVID-19 relief packages or still to be reviewed.

Based on this judgement we have identified $2.4 billion for the Group and $1.3 billion for the Parent Entity of business portfolio exposures on which a lifetime ECL overlay has been determined. This has resulted in a $223 million overlay for the Group and $140 million overlay for the Parent Entity for business lending exposures which is included in Stage 2 provision.

Retail lending

The retail lending overlay relates to the increased credit risk relating to a portion of housing and personal customers currently on COVID-19 relief packages. Customers with packages have been segmented into different categories of risk based on how these customers are expected to perform following the expiry of the package. Customers assessed to be high risk have been considered for an overlay estimation and a lifetime ECL overlay has been determined for these customers.

We have identified $7.5 billion for the Group and $5.7 billion for the Parent Entity of retail exposures on which a lifetime ECL overlay has been determined. This has resulted in a $354 million overlay for the Group and $298 million for the Parent entity which is included in Stage 2 provision.

The judgements and assumptions used in estimating the above overlays will be reviewed and refined as both the COVID-19 pandemic and portfolio evolves.

Impact of changes in credit exposures on the provision for ECL

•	Stage 1 exposures had a net decrease of $52.9 billion (2019: net increase of $7.6 billion) for the Group and $51.9 billion (2019: net increase of $4.1 billion) for the Parent Entity primarily driven by decreases in housing and business segments. The decrease is impacted by underlying balance reduction as well as an additional $31.3 billion transferred to Stage 2 to account for staging methodology changes and TCE associated with overlays. Stage 1 ECL has increased mainly from impacts from revised macro-economic forecasts and weightings.

•	Stage 2 credit exposures increased by $34.3 billion (2019: decreased by $2.1 billion) for both the Group and the Parent Entity mainly driven by increases from the business segment and the impact of the additional $31.3 billion transferred to Stage 2 to account for staging methodology changes and TCE associated with overlays. The Stage 2 underlying exposure increase has been driven by the business segment resulting from credit reviews in the portfolio. Stage 2 ECL has increased driven by the COVID-19 overlay, impacts from revised macro-economic forecasts/weightings and underlying increase in Stage 2 exposures.

•	Stage 3 credit exposures had a net increase of $4.5 billion (2019: $0.9 billion) for both the Group and the Parent Entity driven by net transfers to Stage 3 from Stage 1 and Stage 2 with the increase driven by the housing portfolio. The increase in Stage 3 exposures is in line with increase in 90 days past due for the home loan portfolio. Stage 3 ECL has increased in line with the increase in Stage 3 exposures.

244	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

COVID-19 deferral packages

The customers with deferral of payments under COVID-19 support packages for mortgages and business loans at 30 September 2020 is $35.6 billion. These loans and the related provision for ECL can be disaggregated as follows:

	Consolidated		Parent Entity
$m	TCE	Provision for ECL	TCE	Provision for ECL
Housing loans
Stage 1	18,053	(17)	14,970	(11)
Stage 2	11,811	(371)	10,779	(339)
Stage 3	93	(12)	46	(4)
Total housing loans	29,957	(400)	25,795	(354)
Personal loans
Stage 1	275	(8)	243	(7)
Stage 2	145	(60)	120	(51)
Stage 3	6	(5)	3	(2)
Total personal loans	426	(73)	366	(60)
Business loans
Stage 1	3,147	(17)	2,846	(17)
Stage 2	1,993	(181)	1,839	(179)
Stage 3	101	(19)	78	(12)
Total business loans	5,241	(217)	4,763	(208)
Total loans
Stage 1	21,475	(42)	18,059	(35)
Stage 2	13,949	(612)	12,738	(569)
Stage 3	200	(36)	127	(18)
Total loans	35,624	(690)	30,924	(622)

If the balance of COVID support packages in Stage 1 moved to Stage 2 the Group estimates that the provision for ECL would increase by $0.9 billion for the Group and $0.8 billion for the parent entity.

The COVID-19 support packages provided to customers who were in Stage 2/3 at the time of the modification was $4 billion, of which $0.7 billion have moved to Stage 1.

WESTPAC GROUP 2020 ANNUAL REPORT	245

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

Investment Securities – debt securities

The following table reconciles the provision for ECL on debt securities.

			Total
		Debt	investment
	Debt	securities at	securities -
	securities at	amortised	debt
$m	FVOCI[1]	cost	securities
Consolidated
Provision for impairment charges as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	9	11
Restated provision for ECL on investment securities - debt securities as at 1 October 2018	2	9	11
Stage 1 - change in the provision during the year	-	-	-
Total provision for ECL on investment securities - debt securities as at 30 September 2019	2	9	11
Stage 1 - change in the provision during the year	2	(9)	(7)
Stage 2 - change in the provision during the year	-	27	27
Total provision for ECL on investment securities - debt securities as at 30 September 2020	4	27	31
Parent Entity
Provision for impairment charges as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	-	2
Restated provision for ECL on investment securities - debt securities as at 1 October 2018	2	-	2
Stage 1 - change in the provision during the year	-	-	-
Total provision for ECL on investment securities - debt securities as at 30 September 2019	2	-	2
Stage 1 - change in the provision during the year	2	-	2
Stage 2 - change in the provision during the year	-	-	-
Total provision for ECL on investment securities - debt securities as at 30 September 2020	4	-	4

As 2018 comparatives were not restated for the Group’s adoption of AASB 9 in 2019, the following table reconciles the provisions for impairment charges on loans and credit commitments based on the requirements of AASB 139.

Consolidated
$m	2018
Individually assessed provisions
Balance as at beginning of year	480
Provisions raised	371
Write-backs	(150)
Write-offs	(269)
Interest adjustment	(11)
Other adjustments	1
Balance as at end of year	422
Collectively assessed provisions
Balance as at beginning of year	2,639
Provisions raised	668
Write-offs	(858)
Interest adjustment	179
Other adjustments	3
Balance as at end of year	2,631
Total provisions for impairment charges on loans and credit commitments	3,053
Less provision for credit commitments (refer to Note 27)	(239)
Total provision for impairment charges on loans	2,814

1.	Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in OCI (refer to Note 28). There is no reduction of the carrying value of the debt securities which remain at fair value (refer to Note 11).

246	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table presents provisions for ECL (as at 30 September 2020 and 2019) and provision for impairment charges (as at 30 September 2018, 2017 and 2016) on loans and credit commitments by industry classification:

Consolidated	2020		2019		2018		2017		2016
	$m	%	$m	%	$m	%	$m	%	$m	%
Australia
Accommodation, cafes and restaurants	222	3.6	75	1.9	62	2.0	67	2.1	95	2.7
Agriculture, forestry and fishing	153	2.5	93	2.4	69	2.3	59	1.9	74	2.1
Construction	268	4.4	148	3.8	93	3.0	86	2.8	86	2.4
Finance and insurance	104	1.7	55	1.4	67	2.2	53	1.7	131	3.7
Manufacturing	193	3.1	111	2.8	196	6.4	164	5.3	278	7.7
Mining	67	1.1	36	0.9	91	3.0	131	4.2	246	6.8
Property	378	6.2	216	5.5	204	6.7	240	7.7	287	8.0
Property services and business services	394	6.4	230	5.9	128	4.2	155	5.0	216	6.0
Services	289	4.7	175	4.5	137	4.5	126	4.0	116	3.2
Trade	394	6.4	242	6.2	199	6.5	183	5.9	213	5.9
Transport and storage	188	3.1	109	2.8	79	2.6	92	2.9	73	2.0
Utilities	34	0.6	17	0.4	13	0.4	15	0.5	9	0.2
Retail lending	2,396	39.1	1,890	48.3	1,200	39.3	1,229	39.4	1,102	30.6
Other	191	3.1	109	2.8	106	3.5	92	2.9	138	3.8
Total Australia	5,271	86.0	3,506	89.6	2,644	86.6	2,692	86.3	3,064	85.1
New Zealand
Accommodation, cafes and restaurants	4	0.1	2	0.1	3	0.1	2	0.1	2	0.1
Agriculture, forestry and fishing	110	1.8	67	1.7	77	2.5	93	3.0	120	3.3
Construction	12	0.2	9	0.2	16	0.5	9	0.3	9	0.2
Finance and insurance	2	-	2	0.1	3	0.1	3	0.1	4	0.1
Manufacturing	45	0.7	14	0.4	26	0.9	24	0.8	53	1.5
Mining	-	-	-	-	1	-	1	-	15	0.4
Property	34	0.6	20	0.5	27	0.9	38	1.2	52	1.4
Property services and business services	7	0.1	5	0.1	8	0.2	11	0.3	21	0.6
Services	13	0.2	9	0.2	9	0.3	14	0.4	13	0.4
Trade	16	0.3	15	0.4	21	0.7	17	0.5	18	0.5
Transport and storage	4	0.1	3	0.1	5	0.2	5	0.2	7	0.2
Utilities	2	-	1	-	2	0.1	3	0.1	4	0.1
Retail lending	352	5.7	173	4.4	130	4.3	130	4.2	125	3.5
Other	8	0.1	7	0.2	1	-	-	-	2	0.1
Total New Zealand	609	9.9	327	8.4	329	10.8	350	11.2	445	12.4
Total other overseas	252	4.1	80	2.0	80	2.6	77	2.5	93	2.5
Total provisions for ECL/ Impairment charges on loans and credit commitments	6,132	100.0	3,913	100.0	3,053	100.0	3,119	100.0	3,602	100.0

WESTPAC GROUP 2020 ANNUAL REPORT	247

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

Consolidated
$m	2020	2019	2018	2017	2016
Australia
Accommodation, cafes and restaurants	(6)	(12)	(14)	(38)	(17)
Agriculture, forestry and fishing	(13)	(4)	(12)	(10)	(12)
Construction	(16)	(13)	(23)	(30)	(20)
Finance and insurance	(2)	(4)	(4)	(6)	(13)
Manufacturing	(14)	(12)	(12)	(105)	(21)
Mining	(4)	(1)	(14)	(46)	(18)
Property	(49)	(31)	(39)	(76)	(44)
Property services and business services	(16)	(24)	(44)	(203)	(43)
Services	(6)	(7)	(24)	(97)	(36)
Trade	(11)	(62)	(56)	(59)	(30)
Transport and storage	(18)	(14)	(17)	(17)	(48)
Utilities	(4)	(1)	(1)	-	(1)
Retail lending	(873)	(903)	(793)	(898)	(803)
Other	(4)	(10)	(5)	(17)	(13)
Total Australia	(1,036)	(1,098)	(1,058)	(1,602)	(1,119)
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-
Agriculture, forestry and fishing	-	(2)	-	-	(1)
Construction	-	-	(1)	(1)	(1)
Finance and insurance	-	-	-	-	-
Manufacturing	-	-	-	-	-
Mining	-	-	-	-	-
Property	(4)	-	(13)	(2)	(10)
Property services and business services	-	-	-	-	(2)
Services	-	-	(1)	-	-
Trade	(1)	(2)	(1)	(1)	(1)
Transport and storage	-	-	-	-	-
Utilities	-	-	-	-	-
Retail lending	(31)	(50)	(53)	(49)	(51)
Other	-	-	-	-	(1)
Total New Zealand	(36)	(54)	(69)	(53)	(67)
Total other overseas	(98)	(2)	-	(1)	(3)
Total write-offs	(1,170)	(1,154)	(1,127)	(1,656)	(1,189)

Write-offs still under enforcement activity

The amount of current year write-offs which remain subject to enforcement activity was $1,127 million (2019: $1,093 million) for the Group and $1,062 million (2019: $962 million) for the Parent Entity.

248	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses/impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

Consolidated
$m	2020	2019	2018	2017	2016
Australia
Accommodation, cafes and restaurants	1	-	1	3	-
Agriculture, forestry and fishing	1	-	-	-	-
Construction	4	1	1	2	1
Finance and insurance	2	-	1	1	34
Manufacturing	1	1	-	2	1
Mining	-	-	1	1	-
Property	3	8	7	10	3
Property services and business services	2	1	1	3	2
Services	1	-	1	-	2
Trade	5	2	2	3	1
Transport and storage	1	1	1	1	1
Utilities	-	-	-	-	-
Retail lending	157	135	139	118	84
Other	-	5	-	5	2
Total Australia	178	154	155	149	131
Total New Zealand	15	18	24	19	6
Total other overseas	-	-	-	-	-
Total recoveries	193	172	179	168	137
Total write-offs	(1,170)	(1,154)	(1,127)	(1,656)	(1,189)
Net write-offs and recoveries	(977)	(982)	(948)	(1,488)	(1,052)

Note 14. Other financial assets

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Accrued interest receivable	905	1,144	797	1,005
Securities sold not delivered	2,358	1,687	2,352	1,668
Trade debtors	992	998	502	517
Interbank lending	299	514	295	510
Clearing and settlement balances	630	750	558	706
Accrued fees and commissions	170	159	117	95
Other	120	115	124	114
Total other financial assets	5,474	5,367	4,745	4,615

WESTPAC GROUP 2020 ANNUAL REPORT	249

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

MoS accounts for the associated risks and uncertainties of each type of life insurance contract written. At each reporting date, planned profit margins and an estimate of future liabilities are calculated. Profit margins are released to non-interest income over the period that life insurance is provided to policyholders (Note 4). The cost incurred of acquiring specific insurance contracts is deferred provided that these amounts are recoverable out of planned profit margins. The deferred amounts are recognised as a reduction in life insurance policy liabilities and are amortised to non-interest income over the same period as the planned profit margins.

Life insurance contract liability adequacy test

Life insurance contract policy liabilities are tested for liability adequacy by comparing them to the best estimate of future cash flows. Liabilities are grouped into related product groups and each group is tested against the best estimate of future cash flows. If the liability of a related product group is less than best estimate the liability is increased with the expense being recognised in non-interest income.

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

250	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 15. Life insurance assets and life insurance liabilities (continued)

Life insurance assets

Consolidated
$m	2020	2019
Investments held directly and in unit trusts
Unit Trusts	333	6,764
Equities	-	989
Debt Securities	2,818	1,589
Loans and other assets	442	25
Total life Insurance assets	3,593	9,367

There were no life insurance assets in the Parent Entity as at 30 September 2020 (2019: nil).

Life insurance liabilities

Consolidated	Life investment		Life insurance
Reconciliation of movements in policy liabilities	contracts		contracts		Total
$m	2020	2019	2020	2019	2020	2019
Balance as at beginning of year	8,206	8,438	(829)	(841)	7,377	7,597
Movements in policy liabilities reflected in the income statement	221	504	338	12	559	516
Contract contributions recognised in policy liabilities	368	898	-	-	368	898
Contract withdrawals recognised in policy liabilities	(8,322)	(1,218)	-	-	(8,322)	(1,218)
Contract fees, expenses and tax recoveries	(44)	(73)	-	-	(44)	(73)
Change in external unit holders of managed investment schemes	1,458	(343)	-	-	1,458	(343)
Balance as at end of year	1,887	8,206	(491)	(829)	1,396	7,377

There were no life insurance liabilities in the Parent Entity as at 30 September 2020 (2019: nil).

WESTPAC GROUP 2020 ANNUAL REPORT	251

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

Where they are measured at fair value, any changes in fair value (except those due to changes in credit risk) are recognised as non-interest income. The change in the fair value that is due to changes in credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

Refer to Note 22 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Australia
Certificates of deposit	25,647	26,259	25,647	26,259
Non-interest bearing, repayable at call	48,303	43,341	48,303	43,341
Other interest bearing at call	304,761	247,161	304,761	247,161
Other interest bearing term	125,820	158,564	125,820	158,564
Total Australia	504,531	475,325	504,531	475,325
New Zealand
Certificates of deposit	2,773	1,058	-	-
Non-interest bearing, repayable at call	10,711	6,368	-	-
Other interest bearing at call	26,300	22,291	-	-
Other interest bearing term	28,689	31,084	1	-
Total New Zealand	68,473	60,801	1	-
Other overseas
Certificates of deposit	7,258	11,414	7,258	11,414
Non-interest bearing, repayable at call	868	824	333	385
Other interest bearing at call	1,864	1,610	1,559	1,233
Other interest bearing term	8,137	13,273	7,931	13,073
Total other overseas	18,127	27,121	17,081	26,105
Total deposits and other borrowings	591,131	563,247	521,613	501,430

252	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 16. Deposits and other borrowings (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	2020		2019		2018
	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate
Consolidated	$m	%	$m	%	$m	%
Australia
Non-interest bearing, repayable at call	45,231		42,455		41,156
Certificates of deposit	25,041	0.8	30,367	2.0	31,424	2.0
Other interest bearing at call	275,475	0.5	237,420	1.1	228,328	1.2
Other interest bearing term	135,361	1.5	158,012	2.4	162,254	2.5
Total Australia	481,108		468,254		463,162
Overseas
Non-interest bearing, repayable at call	9,661		6,815		6,021
Certificates of deposit	14,376	1.4	11,854	2.6	13,008	1.9
Other interest bearing at call	25,999	0.5	23,616	1.1	23,017	1.2
Other interest bearing term	42,381	2.3	45,520	3.0	41,942	2.8
Total overseas	92,417		87,805		83,988

Certificates of deposit and term deposits

All certificates of deposit and majority of term deposits issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

		Over	Over
		3 months	6 months
Consolidated 2020	Up to	to	to
$m	3 months	6 months	1 year	Over 1 year	Total
Certificates of deposit greater than US$100,000	13,363	11,440	817	27	25,647
Term deposits greater than US$100,000	61,663	18,001	24,315	4,540	108,519

WESTPAC GROUP 2020 ANNUAL REPORT	253

Notes to the financial statements

Note 17. Other financial liabilities

Accounting policy

Other financial liabilities include liabilities measured at amortised cost as well as liabilities which are measured at FVIS. Financial liabilities measured at FVIS include:

•    trading liabilities (i.e. securities sold short); and

•    liabilities designated at FVIS (i.e. certain repurchase agreements).

Refer to Note 22 for balances measured at fair value and amortised cost.

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. ‘Trading securities’ or ‘Investment securities’).

The cash consideration received is recognised as a liability (‘Repurchase agreements’). Repurchase agreements are designated at fair value where they are managed as part of a trading portfolio, otherwise they are measured on an amortised cost basis.

Where a repurchase agreement is designated at fair value, subsequent to initial recognition, these liabilities are measured at fair value with changes in fair value (except credit risk) recognised through the income statement as they arise. The change in fair value that is attributable to credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised through the income statement.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Repurchase agreements	27,763	10,604	27,763	10,604
Interbank placements	4,981	9,884	4,710	9,834
Accrued interest payable	1,367	2,627	1,169	2,312
Securities purchased not delivered	2,291	1,398	2,291	1,395
Trade creditors and other accrued expenses	1,250	1,154	1,045	927
Settlement and clearing balances	1,005	1,222	989	1,197
Securities sold short	846	766	846	766
Other	1,422	1,560	1,343	1,481
Total other financial liabilities	40,925	29,215	40,156	28,516

254	WESTPAC GROUP 2020 ANNUAL REPORT

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

The change in the fair value that is due to credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in non-interest income.

Refer to Note 22 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised within net interest income using the effective interest rate method.

In the table below, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Short-term debt
Own issuances	16,477	25,838	14,160	23,695
Total short-term debt	16,477	25,838	14,160	23,695
Long-term debt
Covered bonds	36,051	38,037	31,926	33,160
Senior	89,766	109,340	81,580	99,819
Securitisation	8,000	8,190	-	-
Structured notes	31	52	-	-
Total long-term debt	133,848	155,619	113,506	132,979
Total debt issues	150,325	181,457	127,666	156,674

Movement reconciliation ($m)
Balance at beginning of year	181,457	172,596	156,674	152,288
Issuances	34,766	61,484	27,487	50,375
Maturities, repayments, buy backs and reductions	(65,160)	(63,313)	(55,761)	(56,347)
Total cash movements	(30,394)	(1,829)	(28,274)	(5,972)
FX translation impact	(1,977)	6,713	(2,005)	6,514
Fair value adjustments	81	317	81	318
Fair value hedge accounting adjustments	1,038	3,512	1,076	3,376
Other (amortisation of bond issue costs, etc)	120	148	114	150
Total non-cash movements	(738)	10,690	(734)	10,358
Balance as at end of year	150,325	181,457	127,666	156,674

WESTPAC GROUP 2020 ANNUAL REPORT	255

Notes to the financial statements

Note 18. Debt issues (continued)

Consolidated
$m	2020	2019
Short-term debt
Own issuances:
US commercial paper	13,864	19,950
Senior debt:
AUD	-	100
GBP	2,437	5,366
Other	176	422
Total own issuances	16,477	25,838
Total short-term debt	16,477	25,838
Long-term debt (by currency):
AUD	36,062	43,532
CHF	3,177	3,480
EUR	34,498	37,464
GBP	3,440	5,545
JPY	2,439	2,538
NZD	3,519	3,197
USD	45,917	54,490
Other	4,796	5,373
Total long-term debt	133,848	155,619

Consolidated
$m	2020	2019	2018
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	21,639	26,879	28,331
Approximate average amount outstanding	18,462	22,502	23,315
Approximate weighted average interest rate on:
Average amount outstanding	1.4	2.8	2.0
Outstanding as at year end	0.4	3.2	2.5

The Group manages FX exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 20.

256	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 19. Loan capital

Accounting policy

Loan capital are instruments issued by the Group which qualify for inclusion as regulatory capital under APRA Prudential Standards. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest rate method. Interest expense incurred is recognised in net interest income.

	Consolidated and
	Parent Entity
$m	2020	2019
Additional Tier 1 (AT1) loan capital
Westpac capital notes	7,423	7,411
USD AT1 securities	1,941	1,913
Total AT1 loan capital	9,364	9,324
Tier 2 loan capital
Subordinated notes	14,090	11,981
Subordinated perpetual notes	495	521
Total Tier 2 loan capital	14,585	12,502
Total loan capital	23,949	21,826

Movement reconciliation ($m)
Balance as at beginning of year	21,826	17,265
Issuances	2,225	4,935
Maturities, repayments, buy backs and reductions	(262)	(1,662)
Total cash movements	1,963	3,273
FX translation impact	(564)	521
Fair value hedge accounting adjustments	703	748
Other (amortisation of bond issue costs, etc)	21	19
Total non-cash movements	160	1,288
Balance as at end of year	23,949	21,826

WESTPAC GROUP 2020 ANNUAL REPORT	257

Notes to the financial statements

Note 19. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments are provided below1.

Consolidated and Parent Entity		Potential scheduled	Optional
$m	Distribution Interest rate	conversion date[2]	redemption date[3]	2020	2019
Westpac capital notes (WCN)
$1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.) x (1 - Australian corporate tax rate)	23 September 2024	23 September 2022	1,307	1,308
$1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.) x (1 - Australian corporate tax rate)	22 March 2023	22 March 2021	1,323	1,319
$1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.) x (1 - Australian corporate tax rate)	20 December 2023	20 December 2021	1,698	1,694
$1,690 million WCN5	(90 day bank bill rate + 3.20% p.a.) x (1 - Australian corporate tax rate)	22 September 2027	22 September 2025	1,680	1,677
$1,423 million WCN6	(90 day bank bill rate + 3.70% p.a.) x (1 - Australian corporate tax rate)	31 July 2026	31 July 2024	1,415	1,413
Total Westpac capital notes				7,423	7,411
USD AT1 securities
US$1,250 million securities	5.00% p.a. until but excluding 21 September 2027 (first reset date). If not redeemed, converted or written-off earlier, from, and including, each reset date[4] to, but excluding, the next succeeding reset date at a fixed rate p.a. equal to the prevailing 5-year USD midmarket swap rate plus 2.89% p.a.	n/a	21 September 2027[5]	1,941	1,913
Total USD AT1 securities				1,941	1,913

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

1.	A$ unless otherwise noted.
2.	Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied.
3.	Westpac may elect to redeem the relevant AT1 instrument, subject to APRA’s prior written approval.
4.	Every fifth anniversary thereafter is a reset date.
5.	Westpac may elect to redeem on 21 September 2027 and every fifth anniversary after the first reset date is a reset date.

258	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 19. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

•	Scheduled Conversion

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

1.	Scheduled conversion does not apply to USD AT1 securities.
2.	Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purpose of measuring capital adequacy. Level 2 is the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation.
3.	Excludes USD AT1 securities.

WESTPAC GROUP 2020 ANNUAL REPORT	259

Notes to the financial statements

Note 19. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments are provided below1:

Consolidated and
Parent Entity			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2020	2019
Subordinated notes
CNY1,250 million subordinated notes	4.85% p.a. until but excluding 9 February 2020. Thereafter, if not redeemed, a fixed rate per annum equal to the one-year CNH HIBOR reference rate plus 0.8345% p.a.	9 February 2025	9 February 2020[4]	-	260
A$350 million subordinated notes	4.50% p.a. until but excluding 11 March 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap reference rate plus 1.95% p.a., the sum of which will be annualised.	11 March 2027	11 March 2022	361	362
S$325 million subordinated notes	4.00% p.a. until but excluding 12 August 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year SGD swap offer rate plus 1.54% p.a.	12 August 2027	12 August 2022	347	356
A$175 million subordinated notes	4.80% p.a. until but excluding 14 June 2023. Thereafter, if not redeemed, a fixed rate per annum equal to the five- year AUD semi-quarterly mid-swap reference rate plus 2.65% p.a., each of which will be annualised.	14 June 2028	14 June 2023	185	182
US$100 million subordinated notes	Fixed 5.00% p.a.	23 February 2046	n/a	175	161
A$700 million subordinated notes	Floating 90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021	700	697
JPY20,000 million subordinated notes	Fixed 1.16% p.a.	19 May 2026	n/a	270	279
JPY10,200 million subordinated notes	Fixed 1.16% p.a.	2 June 2026	n/a	137	142
JPY10,000 million subordinated notes	Fixed 0.76% p.a.	9 June 2026	n/a	134	139
NZ$400 million subordinated notes	4.6950% p.a. until but excluding 1 September 2021. Thereafter, if not redeemed, a fixed rate per annum equal to the New Zealand 5-year swap rate on 1 September 2021 plus 2.60% p.a.	1 September 2026	1 September 2021	376	373
JPY8,000 million subordinated notes	0.9225% p.a. until but excluding 7 October 2021. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 1.0005% p.a.	7 October 2026	7 October 2021	107	110
US$1,500 million subordinated notes	4.322% p.a. until but excluding 23 November 2026. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year USD mid-swap rate plus 2.236% p.a.	23 November 2031	23 November 2026	2,320	2,297
JPY12,000 million subordinated notes	0.87% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 0.78% p.a.	6 July 2027	6 July 2022	161	166
JPY13,500 million subordinated notes	0.868% p.a. until but excluding 6 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year JPY mid-swap rate plus 0.778% p.a.	6 July 2027	6 July 2022	181	187
HKD600 million subordinated notes	3.15% p.a. until but excluding 14 July 2022. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year HKD mid-swap rate plus 1.34% p.a.	14 July 2027	14 July 2022	111	114
A$350 million subordinated notes	4.334% p.a. until but excluding 16 August 2024. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year AUD semi-quarterly mid-swap reference rate plus 1.83% p.a., each of which will be annualised.	16 August 2029	16 August 2024	349	349
A$185 million subordinated notes	Fixed 5.00% p.a.	24 January 2048	n/a	185	185
A$250 million subordinated notes	90 day bank bill rate + 1.40% p.a.	16 February 2028	16 February 2023	250	250
A$130 million subordinated notes	Fixed 5.00% p.a.	2 March 2048	n/a	130	130
A$725 million subordinated notes	90 day bank bill rate + 1.80% p.a.	22 June 2028	22 June 2023	714	724
US$1,000 million subordinated notes	Fixed 4.421% p.a.	24 July 2039	n/a	1,707	1,606
US$1,250 million subordinated notes	4.110% p.a. until but excluding 24 July 2029. Thereafter, if not redeemed a fixed rate per annum equal to the five-year USD treasury rate plus 2% p.a.	24 July 2034	24 July 2029	1,970	1,921
A$1,000 million subordinated notes	Floating 90 day bank bill rate + 1.98% p.a.	27 August 2029	27 August 2024	1,000	991
US$1,500 million subordinated notes	2.894% p.a. until but excluding 4 February 2025. Thereafter, if not redeemed, a fixed rate per annum equal to the five-year USD treasury rate plus 1.35% p.a.	4 February 2030	4 February 2025	2,220	-
Total subordinated notes				14,090	11,981

1.	Excludes subordinated perpetual notes.
2.	Interest payments are made periodically as set out in the terms of the subordinated notes.
3.	Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for US$1,500 million subordinated notes with an optional redemption date in November 2026, US$1,250 million subordinated notes with an optional redemption date in July 2029 and US$1,500 million subordinated notes with an optional redemption date in February 2025), subject to APRA’s prior written approval.
4.	The subordinated notes were redeemed in full on the optional redemption date.

260	WESTPAC GROUP 2020 ANNUAL REPORT

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

WESTPAC GROUP 2020 ANNUAL REPORT     261

Notes to the financial statements

Note 20. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values are derived from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

The Group uses derivative financial instruments for meeting customers’ needs, our asset and liability risk management (ALM) activities, and undertaking market making and positioning activities.

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

For more details regarding the Group’s ALM activities, refer to Note 21.

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

For effective hedges, changes in the fair value of derivatives are recognised in the cash flow hedge reserve through OCI and subsequently recognised in interest income when the cash flows attributable to the asset or liability that was hedged impact the income statement.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in interest income.

If a hedge is discontinued, any cumulative gain or loss remains in OCI. It is amortised to net interest income over the period which the asset or liability that was hedged also impacts the income statement.

If a hedge of a forecast transaction is no longer expected to occur, any cumulative gain or loss in OCI is immediately recognised in net interest income.

Net investment hedges

Net investment hedges are used to hedge FX risks arising from a net investment of a foreign operation.

For effective hedges, changes in the fair value of derivatives are recognised in the foreign currency translation reserve through OCI.

For hedges with some ineffectiveness, the changes in the fair value of the derivatives relating to the ineffective portion are immediately recognised in non-interest income.

If a foreign operation is disposed of, any cumulative gain or loss in OCI is immediately recognised in non-interest income.

262     WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below:

					Total derivatives
Consolidated 2020	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	14	(14)	-	-	14	(14)
Swap agreements	44,366	(42,724)	5,916	(10,331)	50,282	(53,055)
Options	161	(165)	-	-	161	(165)
Total interest rate contracts	44,541	(42,903)	5,916	(10,331)	50,457	(53,234)
FX contracts
Spot and forward contracts	5,595	(4,797)	61	(46)	5,656	(4,843)
Cross currency swap agreements (principal and interest)	4,977	(8,872)	1,450	(141)	6,427	(9,013)
Options	383	(200)	-	-	383	(200)
Total FX contracts	10,955	(13,869)	1,511	(187)	12,466	(14,056)
Credit default swaps
Credit protection bought	-	(59)	-	-	-	(59)
Credit protection sold	57	-	-	-	57	-
Total credit default swaps	57	(59)	-	-	57	(59)
Commodity contracts	352	(204)	-	-	352	(204)
Equities	3	-	-	-	3	-
Total of gross derivatives	55,908	(57,035)	7,427	(10,518)	63,335	(67,553)
Impact of netting arrangements	(34,402)	34,819	(5,566)	9,680	(39,968)	44,499
Total of net derivatives	21,506	(22,216)	1,861	(838)	23,367	(23,054)

					Total derivatives
Consolidated 2019	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	35	(36)	-	-	35	(36)
Swap agreements	38,383	(37,051)	4,073	(7,568)	42,456	(44,619)
Options	294	(303)	-	-	294	(303)
Total interest rate contracts	38,712	(37,390)	4,073	(7,568)	42,785	(44,958)
FX contracts
Spot and forward contracts	6,857	(6,393)	181	(3)	7,038	(6,396)
Cross currency swap agreements (principal and interest)	8,934	(12,478)	2,172	(69)	11,106	(12,547)
Options	200	(111)	-	-	200	(111)
Total FX contracts	15,991	(18,982)	2,353	(72)	18,344	(19,054)
Credit default swaps
Credit protection bought	-	(88)	-	-	-	(88)
Credit protection sold	83	-	-	-	83	-
Total credit default swaps	83	(88)	-	-	83	(88)
Commodity contracts	251	(187)	-	-	251	(187)
Equities	1	(1)	-	-	1	(1)
Total of gross derivatives	55,038	(56,648)	6,426	(7,640)	61,464	(64,288)
Impact of netting arrangements	(27,968)	28,703	(3,637)	6,489	(31,605)	35,192
Total of net derivatives	27,070	(27,945)	2,789	(1,151)	29,859	(29,096)

1.    The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

WESTPAC GROUP 2020 ANNUAL REPORT     263

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

					Total derivatives
Parent Entity 2020	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	14	(14)	-	-	14	(14)
Swap agreements	44,511	(43,108)	5,749	(9,807)	50,260	(52,915)
Options	161	(165)	-	-	161	(165)
Total interest rate contracts	44,686	(43,287)	5,749	(9,807)	50,435	(53,094)
FX contracts
Spot and forward contracts	5,641	(4,821)	14	(19)	5,655	(4,840)
Cross currency swap agreements (principal and interest)	4,977	(8,872)	900	(9)	5,877	(8,881)
Options	383	(200)	-	-	383	(200)
Total FX contracts	11,001	(13,893)	914	(28)	11,915	(13,921)
Credit default swaps
Credit protection bought	-	(59)	-	-	-	(59)
Credit protection sold	57	-	-	-	57	-
Total credit default swaps	57	(59)	-	-	57	(59)
Commodity contracts	352	(204)	-	-	352	(204)
Equities	3	-	-	-	3	-
Total of gross derivatives	56,099	(57,443)	6,663	(9,835)	62,762	(67,278)
Impact of netting arrangements	(34,521)	35,175	(5,447)	9,324	(39,968)	44,499
Total of net derivatives	21,578	(22,268)	1,216	(511)	22,794	(22,779)

					Total derivatives
Parent Entity 2019	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate contracts[1]
Forward rate agreements	35	(36)	-	-	35	(36)
Swap agreements	38,489	(37,438)	3,955	(7,018)	42,444	(44,456)
Options	294	(303)	-	-	294	(303)
Total interest rate contracts	38,818	(37,777)	3,955	(7,018)	42,773	(44,795)
FX contracts
Spot and forward contracts	6,987	(6,389)	46	(3)	7,033	(6,392)
Cross currency swap agreements (principal and interest)	8,934	(12,479)	1,613	(6)	10,547	(12,485)
Options	200	(111)	-	-	200	(111)
Total FX contracts	16,121	(18,979)	1,659	(9)	17,780	(18,988)
Credit default swaps
Credit protection bought	-	(88)	-	-	-	(88)
Credit protection sold	83	-	-	-	83	-
Total credit default swaps	83	(88)	-	-	83	(88)
Commodity contracts	251	(187)	-	-	251	(187)
Equities	1	(1)	-	-	1	(1)
Total of gross derivatives	55,274	(57,032)	5,614	(7,027)	60,888	(64,059)
Impact of netting arrangements	(27,968)	28,703	(3,637)	6,489	(31,605)	35,192
Total of net derivatives	27,306	(28,329)	1,977	(538)	29,283	(28,867)

1.    The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

264     WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Hedge accounting

The Group designates derivatives into hedge accounting relationships in order to manage the volatility in earnings and capital that would otherwise arise from interest rate and FX risks that may result from differences in the accounting treatment of derivatives and underlying exposures. These hedge accounting relationships and the risks they are used to hedge are described below.

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

The Group also uses a dynamic hedge accounting strategy for fair value portfolio hedge accounting of some fixed rate mortgages, primarily in New Zealand, to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. These fixed rate mortgages are allocated to time buckets based on their expected repricing dates and the fixed-to-floating interest rate derivatives are designated accordingly to the capacity in the relevant time buckets.

The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, LIBOR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the derivative. For the portfolio hedge accounting ineffectiveness also arises from prepayment risk (i.e. the difference between actual and expected prepayment of loans). In order to manage the ineffectiveness from early repayments and accommodate new originations the portfolio hedges are de-designated and redesignated periodically.

Cash flow hedges

Interest rate risk

The Group’s exposure to the volatility of interest cash flows from customer deposits and loans is hedged with interest rate derivatives using a dynamic hedge accounting strategy called macro cash flow hedges. Customer deposits and loans are allocated to time buckets based on their expected repricing dates. The interest rate derivatives are designated accordingly to the gross asset or gross liability positions for the relevant time buckets. The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, LIBOR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the interest rate derivative. Ineffectiveness also arises if the notional values of the interest rate derivatives exceed the capacity for the relevant time buckets. The hedge accounting relationship is reviewed on a monthly basis and the hedging relationships are de-designated and redesignated if necessary.

FX risk

The Group’s exposure to foreign currency principal and credit margin cash flows from fixed rate foreign currency debt issuances is hedged through the use of cross currency derivatives in a one-to-one hedging relationship to manage the changes between the foreign currency and AUD. In addition, for floating rate foreign currency debt issuances, the Group hedges from foreign floating to primarily AUD or NZD floating interest rates. These exposures represent the most significant components of fair value. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the cross currency derivative.

WESTPAC GROUP 2020 ANNUAL REPORT     265

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Net investment hedges

FX risk

Structural FX risk results from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore capital is subject to change that could introduce significant variability to the Bank’s reported financial results and capital ratios.

The Group uses FX forward contracts when hedging the currency translation risk arising from net investments in foreign operations. The Group currently applies hedge accounting to its net investment in New Zealand operations which is the most material offshore operation and therefore the hedged risk is the movement of the NZD against the AUD. Ineffectiveness only arises if the notional values of the FX forward contracts exceed the net investment in New Zealand operations.

Economic hedges

As part of the Group’s ALM activities, economic hedges may be entered into to hedge New Zealand future earnings and long term funding transactions. These hedges do not qualify for hedge accounting and the impact on the income statement of these hedges is treated as a cash earnings adjustment. This is due to the accounting mismatch between the fair value accounting of the derivatives used in the economic hedges when compared to the recognition of the New Zealand future earnings as they are earned and the amortised cost accounting of the borrowing respectively. Refer to Note 2 for further details.

Interest Rate Benchmark Reform

The Group’s hedging relationships include hedged items and hedging instruments that are impacted by IBOR reform. As described in Note 1, the Group has early adopted AASB 2019-3 which allows certain exceptions to the standard hedging requirements in respect of hedge relationships that are impacted by this benchmark reform. The table below summarises the exposures Westpac currently has in hedging relationships maturing after 31 December 2021 which will be impacted by the IBOR reform and the quantum of those risks expressed in AUD equivalent values. The extent of the risk exposure also reflects the notional amounts of related hedging instruments.

Benchmark	Notional hedged exposure
A$bn	Consolidated	Parent Entity
US LIBOR	40	40
GBP LIBOR	2	2
CHF LIBOR	2	2
JPY LIBOR	1	1

266     WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

			Notional amounts
				Over
				1 year
Consolidated 2020			Within	to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,748	60,258	56,979	133,985	4,395	(8,810)
	Cross currency swap	Interest rate risk	4,668	8,381	1,615	14,664	355	-
Cash flow hedges	Cross currency swap	FX risk	5,877	9,590	1,615	17,082	1,095	(141)
Net investment hedges	Forward contracts	FX risk	6,320	-	-	6,320	61	(46)
Total one-to-one hedge relationships			33,613	78,229	60,209	172,051	5,906	(8,997)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	19,907	-	(187)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	174,611	1,521	(1,334)
Total macro hedge relationships			n/a	n/a	n/a	194,518	1,521	(1,521)
Total of gross hedging derivatives			n/a	n/a	n/a	366,569	7,427	(10,518)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,566)	9,680
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,861	(838)

			Notional amounts
				Over
				1 year
Consolidated 2019			Within	to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,322	61,707	48,271	126,300	2,548	(5,672)
	Cross currency swap	Interest rate risk	5,632	12,870	1,708	20,210	584	(69)
Cash flow hedges	Cross currency swap	FX risk	5,632	15,386	1,708	22,726	1,588	-
Net investment hedges	Forward contracts	FX risk	8,152	-	-	8,152	181	(3)
Total one-to-one hedge relationships			35,738	89,963	51,687	177,388	4,901	(5,744)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	18,813	-	(194)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	176,828	1,525	(1,702)
Total macro hedge relationships			n/a	n/a	n/a	195,641	1,525	(1,896)
Total of gross hedging derivatives			n/a	n/a	n/a	373,029	6,426	(7,640)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,637)	6,489
Total of net hedging derivatives			n/a	n/a	n/a	n/a	2,789	(1,151)

			Notional amounts
				Over
				1 year
Parent Entity 2020			Within	to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,125	58,628	56,979	131,732	4,390	(8,644)
	Cross currency swap	Interest rate risk	2,981	4,284	1,286	8,551	252	-
Cash flow hedges	Cross currency swap	FX risk	2,981	4,284	1,286	8,551	648	(9)
Net investment hedges	Forward contracts	FX risk	1,240	-	-	1,240	14	(19)
Total one-to-one hedge relationships			23,327	67,196	59,551	150,074	5,304	(8,672)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	-	-	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	162,033	1,359	(1,163)
Total macro hedge relationships			n/a	n/a	n/a	162,033	1,359	(1,163)
Total of gross hedging derivatives			n/a	n/a	n/a	312,107	6,663	(9,835)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,447)	9,324
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,216	(511)

WESTPAC GROUP 2020 ANNUAL REPORT	267

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

			Notional amounts
				Over
				1 year
Parent Entity 2019			Within	to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	14,323	59,842	47,881	122,046	2,535	(5,475)
	Cross currency swap	Interest rate risk	4,473	7,185	1,384	13,042	441	-
Cash flow hedges	Cross currency swap	FX risk	4,473	7,185	1,384	13,042	1,172	(6)
Net investment hedges	Forward contracts	FX risk	2,315	-	-	2,315	46	(3)
Total one-to-one hedge relationships			25,584	74,212	50,649	150,445	4,194	(5,484)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	-	-	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	166,978	1,420	(1,543)
Total macro hedge relationships			n/a	n/a	n/a	166,978	1,420	(1,543)
Total of gross hedging derivatives			n/a	n/a	n/a	317,423	5,614	(7,027)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,637)	6,489
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,977	(538)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

Consolidated				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2020	2019
Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6687	0.6929
			JPY:AUD	81.4507	81.4507
			EUR:NZD	0.6160	0.6079
			HKD:NZD	4.9670	4.9670
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0838	1.0545

Parent Entity				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2020	2019
Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6687	0.6929
			JPY:AUD	81.4507	81.4507
			CNH:AUD	4.9492	4.9328
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0904	1.0546

268	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2020		2019
		FVHA		FVHA
Consolidated	Carrying amount of	included in carrying	Carrying amount of	included in carrying
$m	hedged item	amount	hedged item	amount
Interest rate risk
Investment securities	68,862	3,285	53,273	2,815
Loans	20,290	140	19,235	133
Debt issues and loan capital	(96,605)	(4,559)	(100,909)	(2,818)

	2020		2019
		FVHA		FVHA
Parent Entity	Carrying amount of	included in carrying	Carrying amount of	included in carrying
$m	hedged item	amount	hedged item	amount
Interest rate risk
Investment securities	66,529	3,175	49,132	2,704
Loans	251	8	421	5
Debt issues and loan capital	(90,287)	(4,440)	(93,296)	(2,661)

There were no (2019: nil) FVHA included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

	2020			2019
Consolidated	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Cash flow hedge reserve
Balance as at beginning of year	(99)	(83)	(182)	(87)	(89)	(176)
Net gains/(losses) from changes in fair value	(1)	(94)	(95)	(158)	(45)	(203)
Transferred to interest income	173	45	218	146	51	197
Balance as at end of year	73	(132)	(59)	(99)	(83)	(182)

	2020			2019
Parent Entity	Interest	Foreign		Interest	FX
$m	rate risk	exchange risk	Total	rate risk	risk	Total
Cash flow hedge reserve
Balance as at beginning of year	(70)	(22)	(92)	(42)	(57)	(99)
Net gains/(losses) from changes in fair value	16	(44)	(28)	(130)	9	(121)
Transferred to interest income	137	13	150	102	26	128
Balance as at end of year	83	(53)	30	(70)	(22)	(92)

There were $43 million (2019: nil) balances remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied.

As disclosed in Note 28, the net gains from changes in the fair value of net investment hedges were $9 million (2019: net losses $129 million) for the Group and $17 million (2019: net losses $52 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $210 million (2019: $210 million) for the Group and $214 million (2019: $214 million) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

WESTPAC GROUP 2020 ANNUAL REPORT	269

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Hedge effectiveness

Hedge effectiveness is tested prospectively at inception and during the lifetime of hedge relationships. For one-to- one hedge relationships this testing uses a qualitative assessment of matched terms where the critical terms of the derivatives used as the hedging instrument match the terms of the hedged item. In addition, a quantitative effectiveness test is performed for all hedges which could include regression analysis, dollar offset and/or sensitivity analysis.

Retrospective testing is also performed to determine whether the hedge relationship remains highly effective so that hedge accounting can continue to be applied and also to determine any ineffectiveness. These tests are performed using regression analysis and the dollar offset method.

The following tables provide information regarding the determination of hedge effectiveness:

Consolidated 2020 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,403	(1,372)	31	n/a
	Cross currency swap	Interest rate risk	(110)	108	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	230	(172)	58	n/a
	Cross currency swap	FX risk	(49)	49	-	n/a
Net investment hedges	Forward contracts	FX risk	9	(9)	n/a	-
Total			1,483	(1,396)	87	-
Consolidated 2019 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,532	(1,512)	20	n/a
	Cross currency swap	Interest rate risk	192	(190)	2	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(6)	12	6	n/a
	Cross currency swap	FX risk	6	(6)	-	n/a
Net investment hedges	Forward contracts	FX risk	(129)	129	n/a	-
Total			1,595	(1,567)	28	-
Parent Entity 2020 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,408	(1,377)	31	n/a
	Cross currency swap	Interest rate risk	(73)	72	(1)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	200	(153)	47	n/a
	Cross currency swap	FX risk	(31)	31	-	n/a
Net investment hedges	Forward contracts	FX risk	17	(17)	n/a	-
Total			1,521	(1,444)	77	-
Parent Entity 2019 $m	Hedging instrument	Hedged risk	Change in fair value of hedging instrument used for calculating ineffectiveness	Change in value of the hedged item used for calculating ineffectiveness	Hedge ineffectiveness recognised in interest income	Hedge ineffectiveness recognised in non-interest income
Fair value hedges	Interest rate swap	Interest rate risk	1,684	(1,664)	20	n/a
	Cross currency swap	Interest rate risk	56	(57)	(1)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(21)	28	7	n/a
	Cross currency swap	FX risk	35	(35)	-	n/a
Net investment hedges	Forward contracts	FX risk	(52)	52	n/a	-
Total			1,702	(1,676)	26	-

270	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

Principal financial risks	Note name	Note number
Overview	Risk management frameworks	21.1
Credit risk	Credit risk ratings system	21.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	21.2.2
	Credit risk concentrations	21.2.3
	Credit quality of financial assets	21.2.4
	Non-performing loans and credit commitments	21.2.5
	Collateral held	21.2.6
Funding and liquidity risk	Liquidity modelling	21.3.1
The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Sources of funding	21.3.2
	Assets pledged as collateral	21.3.3
	Contractual maturity of financial liabilities	21.3.4
	Expected maturity	21.3.5
Market risk	Value-at-Risk (VaR)	21.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity price.	Traded market risk	21.4.2
	Non-traded market risk	21.4.3

21.1	Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk Committee (BRiskC) responsibility to:

•	review and recommend the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;
•	review and monitor the risk profile and controls of the Group consistent with Westpac Group’s Risk Appetite Statement;
•	approve frameworks, policies and processes for managing risk (consistent with the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement); and
•	review and, where appropriate, approve risks beyond the approval discretion provided to management.

WESTPAC GROUP 2020 ANNUAL REPORT	271

Notes to the financial statements

Note 21. Financial risk (continued)

For each of its primary financial risks, the Group maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

Risk	Risk management framework and controls
Credit risk	•	The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.
	•	The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.
	•	The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.
	•	All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.
	•	An annual review is performed of the Credit Risk Rating System by the BRiskC and CREDCO.
	•	Specific credit risk estimates (including PD, LGD and EAD levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a subcommittee of CREDCO) prior to approval under delegated authority from the Chief Risk Officer.
	•	In determining the provision for ECL, the macroeconomic variables and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Group Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).
	•	Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.
	•	Credit manuals are established throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.
	•	Climate change related credit risks are considered in line with our Climate Change Position Statement (CCPS). The CCPS outlines enhanced lending standards for the thermal coal, mining and energy sectors. These lending parameters have been included in the Group’s risk framework and, where appropriate, are applied at the portfolio, customer and transaction level.
	•	The Climate Change Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group and reports to CREDCO.
	•	The Group’s Environmental, Social and Governance (ESG) Credit Risk Policy details the Group’s overall approach to managing ESG risks in the credit risk process for applicable transactions
	•	Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).
	•	The Related Entity Risk Management Framework and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

272	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Risk	Risk management framework and controls
Funding and liquidity risk	•	Funding and liquidity risk is measured and managed in accordance with the policies and processes defined in the Board-approved Liquidity Risk Management Framework which is part of the Westpac Board-approved Risk Management Strategy.
	•	Responsibility for managing Westpac’s liquidity and funding positions in accordance with the Liquidity Risk Management Framework is delegated to Treasury, under the oversight of Group ALCO and Treasury Risk.
	•	Westpac’s Liquidity Risk Management Framework sets out Westpac’s funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac’s balance sheet.
	•	Treasury undertakes an annual funding review that outlines Westpac’s balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.
	•	Westpac monitors the composition and stability of its funding so that it remains within Westpac’s funding risk appetite. This includes compliance with both the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).
	•	Westpac holds a portfolio of liquid assets for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac’s balance sheet under normal and stress conditions.
	•	Treasury maintains a contingent funding plan that outlines the steps that should be taken by Westpac in the event of an emerging ‘funding crisis’. The plan is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the Board.
	•	Daily liquidity risk reports are reviewed by the Group’s Treasury and Treasury Risk teams. Liquidity reports are presented to Group ALCO monthly and to the Board quarterly.

WESTPAC GROUP 2020 ANNUAL REPORT	273

Notes to the financial statements

Note 21. Financial risk (continued)

Risk	Risk management framework and controls
Market risk	•	The Market Risk Framework describes the Group’s approach to managing traded and non-traded market risk.
	•	Traded market risk includes interest rate, FX, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate and credit spread risks.
	•	Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.
	•	The BRiskC approves the risk appetite for traded and non-traded risks through the use of VaR, NaR and specific structural risk limits. This includes separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for non-traded ALM activities.
	•	Market risk limits are assigned to business management based upon the Bank’s risk appetite and business strategies in addition to the consideration of market liquidity and concentration.
	•	Market risk positions are managed by the trading desks and ALM unit consistent with their delegated authorities and the nature and scale of the market risks involved.
	•	Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk and Treasury Risk units, which monitor market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the Westpac Group Market Risk Committee (MARCO), RISKCO and the BRiskC.
	•	Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements. A review of the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. MARCO has ratified an approved escalation framework.
	•	The BRiskC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.
	•	Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Treasury Risk unit and reviewed by Banking Book Risk Committee (BBRC), MARCO, RISKCO and BRiskC.

21.2	Credit Risk

21.2.1	Credit risk ratings system

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

Transaction-managed
Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+
Westpac Rating
Weak	E	Watchlist
	F	Special Mention
Weak/default/non-performing	G	Substandard/Default
	H	Default

274	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

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

1.	This includes collateral held in relation to associated credit commitments.

WESTPAC GROUP 2020 ANNUAL REPORT	275

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
The Group revalues collateral related to financial markets positions on a daily basis and has formal processes in place to promptly call for collateral top-ups, if required. These processes include margining for non-centrally cleared customer derivatives as regulated by Australian Prudential Standard CPS226. The collateralisation arrangements are documented via the Credit Support Annex of the ISDA dealing agreements and Global Master Repurchase Agreements (GMRA) for repurchase transactions.
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
• securities issued by other sovereign governments and supranationals as approved by an authorised credit officer; or
• protection bought via credit-linked notes (provided the proceeds are invested in cash or other eligible collateral).
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

Further details of offsetting are provided in Note 23.

Central clearing	The Group executes derivative transactions through central clearing counterparties. Central clearing counterparties mitigate risk through stringent membership requirements, the collection of margin against all trades placed, the default fund, and an explicitly defined order of priority of payments in the event of default.

276	WESTPAC GROUP 2020 ANNUAL REPORT

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

Maximum exposure to credit risk

The maximum exposure to credit risk (excluding collateral received) is represented by the carrying amount of on-balance sheet financial assets (which comprise cash and balances with central banks, collateral paid, trading securities and financial assets measured at FVIS, derivative financial instruments, investment securities, loans, and other financial assets) and undrawn credit commitments.

The following tables set out the credit risk concentrations to which the Group and the Parent Entity are exposed for on-balance sheet financial assets and for undrawn credit commitments.

Life insurance assets are excluded as primarily the credit risk is passed on to the policyholder and backed by the policyholder liabilities.

The balances for trading securities and financial assets measured at FVIS and investment securities exclude equity securities as the primary financial risk is not credit risk.

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 10)

•     64% (2019: 45%) were issued by financial institutions for the Group; 67% (2019: 44%) for the Parent Entity.

•     33% (2019: 51%) were issued by government or semi-government authorities for the Group; 31% (2019: 52%) for the Parent Entity.

•     79% (2019: 71%) were held in Australia by the Group; 84% (2019: 75%) by the Parent Entity.

Investment securities (Note 11)

•     18% (2019: 24%) were issued by financial institutions for the Group; 18% (2019: 25%) for the Parent Entity.

•     82% (2019: 75%) were issued by government or semi-government authorities for the Group; 82% (2019: 75%) for the Parent Entity.

•     92% (2019: 90%) were held in Australia by the Group; 98% (2019: 97%) by the Parent Entity.

Loans (Note 12)	• Note 12 provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 20)	• 68% (2019: 72%) were issued by financial institutions for both the Group and Parent Entity. • 76% (2019: 78%) were held in Australia by the Group; 78% (2019: 80%) by the Parent Entity.

WESTPAC GROUP 2020 ANNUAL REPORT	277

Notes to the financial statements

Note 21. Financial risk (continued)

	2020			2019
	Total on	Undrawn		Total on	Undrawn
Consolidated	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet	commitments	Total
Australia
Accommodation, cafes and restaurants	7,956	1,225	9,181	8,061	1,070	9,131
Agriculture, forestry and fishing	10,159	2,219	12,378	9,250	2,014	11,264
Construction	6,726	3,643	10,369	7,229	3,340	10,569
Finance and insurance	81,502	8,954	90,456	73,052	7,316	80,368
Government, administration and defence	80,182	1,588	81,770	63,582	1,766	65,348
Manufacturing	9,248	6,477	15,725	10,504	5,850	16,354
Mining	3,402	3,735	7,137	3,325	3,802	7,127
Property	45,139	10,869	56,008	45,467	10,119	55,586
Property services and business services	12,712	7,019	19,731	14,191	5,898	20,089
Services	11,922	7,595	19,517	12,340	6,523	18,863
Trade	13,633	10,171	23,804	16,593	7,677	24,270
Transport and storage	9,392	5,136	14,528	9,529	5,114	14,643
Utilities	6,368	4,918	11,286	5,567	4,487	10,054
Retail lending	454,986	84,454	539,440	467,206	84,057	551,263
Other	6,867	2,491	9,358	6,668	2,740	9,408
Total Australia	760,194	160,494	920,688	752,564	151,773	904,337
New Zealand
Accommodation, cafes and restaurants	389	51	440	356	36	392
Agriculture, forestry and fishing	9,158	632	9,790	8,631	607	9,238
Construction	517	429	946	503	350	853
Finance and insurance	12,701	1,782	14,483	11,685	1,507	13,192
Government, administration and defence	7,833	865	8,698	6,667	856	7,523
Manufacturing	1,804	1,782	3,586	2,079	1,758	3,837
Mining	208	97	305	289	29	318
Property	7,433	977	8,410	6,977	1,120	8,097
Property services and business services	1,033	712	1,745	1,300	557	1,857
Services	2,168	853	3,021	2,023	577	2,600
Trade	2,025	1,510	3,535	2,441	1,259	3,700
Transport and storage	1,249	871	2,120	1,209	755	1,964
Utilities	1,809	1,681	3,490	1,938	1,447	3,385
Retail lending	52,645	12,596	65,241	49,542	12,056	61,598
Other	204	182	386	151	161	312
Total New Zealand	101,176	25,020	126,196	95,791	23,075	118,866
Other overseas
Accommodation, cafes and restaurants	118	10	128	109	11	120
Agriculture, forestry and fishing	124	5	129	150	3	153
Construction	51	118	169	55	127	182
Finance and insurance	19,194	2,243	21,437	17,712	3,093	20,805
Government, administration and defence	4,787	18	4,805	5,646	23	5,669
Manufacturing	1,908	3,443	5,351	3,830	5,329	9,159
Mining	352	1,194	1,546	500	1,872	2,372
Property	416	27	443	493	29	522
Property services and business services	1,652	790	2,442	1,766	863	2,629
Services	218	698	916	244	637	881
Trade	1,555	1,931	3,486	2,318	2,859	5,177
Transport and storage	755	276	1,031	999	652	1,651
Utilities	952	615	1,567	1,088	931	2,019
Retail lending	459	32	491	864	37	901
Other	129	27	156	171	26	197
Total other overseas	32,670	11,427	44,097	35,945	16,492	52,437
Total gross credit risk	894,040	196,941	1,090,981	884,300	191,340	1,075,640

278	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

	2020			2019
	Total on	Undrawn		Total on	Undrawn
Parent Entity	balance	credit		balance	credit
$m	sheet	commitments	Total	sheet	commitments	Total
Australia
Accommodation, cafes and restaurants	7,880	1,225	9,105	7,989	1,070	9,059
Agriculture, forestry and fishing	10,101	2,219	12,320	9,191	2,014	11,205
Construction	6,213	3,643	9,856	6,853	3,340	10,193
Finance and insurance[1]	244,758	8,954	253,712	200,863	7,316	208,179
Government, administration and defence	80,166	1,588	81,754	63,599	1,766	65,365
Manufacturing	9,037	6,477	15,514	10,322	5,850	16,172
Mining	3,381	3,735	7,116	3,304	3,802	7,106
Property	45,139	10,868	56,007	45,405	10,119	55,524
Property services and business services	11,992	7,019	19,011	13,348	5,898	19,246
Services	11,581	7,595	19,176	12,094	6,523	18,617
Trade	13,425	10,171	23,596	16,408	7,677	24,085
Transport and storage	9,044	5,136	14,180	9,221	5,114	14,335
Utilities	6,342	4,918	11,260	5,542	4,487	10,029
Retail lending	454,808	84,437	539,245	466,188	84,057	550,245
Other	5,731	2,489	8,220	5,684	2,740	8,424
Total Australia[1]	919,598	160,474	1,080,072	876,011	151,773	1,027,784
New Zealand
Accommodation, cafes and restaurants	-	1	1	-	-	-
Agriculture, forestry and fishing	48	4	52	67	7	74
Construction	11	35	46	17	16	33
Finance and insurance[1]	8,173	135	8,308	9,501	116	9,617
Government, administration and defence	1,743	8	1,751	2,196	8	2,204
Manufacturing	184	51	235	259	69	328
Mining	5	-	5	11	-	11
Property	102	-	102	117	3	120
Property services and business services	88	16	104	123	18	141
Services	46	-	46	46	1	47
Trade	337	157	494	392	170	562
Transport and storage	76	67	143	76	64	140
Utilities	492	83	575	507	73	580
Retail lending	-	1	1	-	13	13
Other	2	-	2	37	1	38
Total New Zealand[1]	11,307	558	11,865	13,349	559	13,908
Other overseas
Accommodation, cafes and restaurants	81	10	91	67	10	77
Agriculture, forestry and fishing	114	1	115	130	1	131
Construction	46	114	160	47	125	172
Finance and insurance[1]	20,585	2,217	22,802	19,380	3,067	22,447
Government, administration and defence	3,902	18	3,920	4,815	23	4,838
Manufacturing	1,905	3,384	5,289	3,822	5,269	9,091
Mining	330	1,134	1,464	497	1,869	2,366
Property	209	10	219	227	13	240
Property services and business services	1,585	786	2,371	1,683	862	2,545
Services	196	695	891	216	634	850
Trade	1,417	1,754	3,171	2,140	2,688	4,828
Transport and storage	665	268	933	888	643	1,531
Utilities	896	511	1,407	1,038	905	1,943
Retail lending	359	31	390	588	32	620
Other	118	14	132	133	14	147
Total other overseas[1]	32,408	10,947	43,355	35,671	16,155	51,826
Total gross credit risk	963,313	171,979	1,135,292	925,031	168,487	1,093,518

1.     The Parent Entity’s 2019 ‘Total on balance sheet’ and ‘Total’ amounts for Finance and Insurance have been restated for Australia, New Zealand and Other overseas locations to appropriately reflect intracompany eliminations. These restatements did not have any impact on total gross credit risk exposures.

WESTPAC GROUP 2020 ANNUAL REPORT	279

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.4  Credit quality of financial assets

Credit quality disclosures

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements of AASB 9 apply. The credit quality is determined by reference to the credit risk ratings system (refer Note 21.2.1) and expectations of future economic conditions under multiple scenarios:

Consolidated		2020				2019
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	382,892	6,629	-	389,521	382,119	743	-	382,862
Good/satisfactory	62,324	20,603	-	82,927	84,071	11,326	-	95,397
Weak	4,122	8,258	7,643	20,023	4,201	10,715	4,367	19,283
Total loans - housing	449,338	35,490	7,643	492,471	470,391	22,784	4,367	497,542
Loans - personal
Strong	4,768	146	-	4,914	5,694	2	-	5,696
Good/satisfactory	10,607	1,515	-	12,122	14,538	955	-	15,493
Weak	404	631	381	1,416	573	831	380	1,784
Total loans - personal	15,779	2,292	381	18,452	20,805	1,788	380	22,973
Loans - business[2]
Strong	65,091	2,063	-	67,154	75,758	232	-	75,990
Good/satisfactory	94,046	16,091	-	110,137	109,541	4,581	-	114,122
Weak	180	7,200	3,067	10,447	439	5,342	1,970	7,751
Total loans - business	159,317	25,354	3,067	187,738	185,738	10,155	1,970	197,863
Debt securities
Strong	90,461	365	-	90,826	72,813	-	-	72,813
Good/satisfactory	-	-	-	-	463	-	-	463
Weak	-	587	-	587	-	-	-	-
Total debt securities[3]	90,461	952	-	91,413	73,276	-	-	73,276
All other financial assets
Strong	39,871	-	-	39,871	30,623	-	-	30,623
Good/satisfactory	470	-	-	470	685	-	-	685
Weak	40	-	-	40	48	-	-	48
Total all other financial assets	40,381	-	-	40,381	31,356	-	-	31,356
Undrawn credit commitments
Strong	149,778	2,384	-	152,162	148,525	328	-	148,853
Good/satisfactory	38,121	4,713	-	42,834	39,782	1,294	-	41,076
Weak	117	1,608	220	1,945	142	1,135	134	1,411
Total undrawn credit commitments	188,016	8,705	220	196,941	188,449	2,757	134	191,340

Total strong	732,861	11,587	-	744,448	715,532	1,305	-	716,837
Total good/satisfactory	205,568	42,922	-	248,490	249,080	18,156	-	267,236
Total weak	4,863	18,284	11,311	34,458	5,403	18,023	6,851	30,277
Total on and off-balance sheet	943,292	72,793	11,311	1,027,396	970,015	37,484	6,851	1,014,350

Details of collateral held in support of these balances are provided in Note 21.2.6.

1.	This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.
2.	Included in strong in 2019 was a $131 million exposure that is covered by a highly rated guarantee, which if it were not considered, the exposure would be classified as weak.
3.	Debt securities include $1,011 million (2019: $829 million) at amortised cost. $424 million (2019: $366 million) of these are classified as strong, and the rest are classified as weak.

280	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Parent Entity		2020				2019
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	345,662	5,805	-	351,467	361,727	536	-	362,263
Good/satisfactory	54,065	19,001	-	73,066	58,599	10,623	-	69,222
Weak	3,066	6,467	7,195	16,728	3,735	10,244	4,076	18,055
Total loans - housing	402,793	31,273	7,195	441,261	424,061	21,403	4,076	449,540
Loans - personal
Strong	4,292	135	-	4,427	5,106	1	-	5,107
Good/satisfactory	10,071	1,376	-	11,447	13,381	931	-	14,312
Weak	294	449	329	1,072	427	680	334	1,441
Total loans - personal	14,657	1,960	329	16,946	18,914	1,612	334	20,860
Loans - business[2]
Strong	53,321	1,761	-	55,082	64,041	123	-	64,164
Good/satisfactory	77,330	13,275	-	90,605	90,937	3,455	-	94,392
Weak	135	5,899	2,589	8,623	362	3,997	1,724	6,083
Total loans - business	130,786	20,935	2,589	154,310	155,340	7,575	1,724	164,639
Debt securities
Strong	85,434	324	-	85,758	68,309	-	-	68,309
Good/satisfactory	-	-	-	-	23	-	-	23
Weak	-	-	-	-	-	-	-	-
Total debt securities[3]	85,434	324	-	85,758	68,332	-	-	68,332
All other financial assets
Strong	204,239	-	-	204,239	162,339	-	-	162,339
Good/satisfactory	354	-	-	354	496	-	-	496
Weak	31	-	-	31	41	-	-	41
Total all other financial assets	204,624	-	-	204,624	162,876	-	-	162,876
Undrawn credit commitments
Strong	130,494	2,111	-	132,605	132,776	317	-	133,093
Good/satisfactory	33,552	4,117	-	37,669	33,097	1,122	-	34,219
Weak	99	1,426	180	1,705	123	937	115	1,175
Total undrawn credit commitments	164,145	7,654	180	171,979	165,996	2,376	115	168,487

Total strong	823,442	10,136	-	833,578	794,298	977	-	795,275
Total good/satisfactory	175,372	37,769	-	213,141	196,533	16,131	-	212,664
Total weak	3,625	14,241	10,293	28,159	4,688	15,858	6,249	26,795
Total on and off-balance sheet	1,002,439	62,146	10,293	1,074,878	995,519	32,966	6,249	1,034,734

Details of collateral held in support of these balances are provided in Note 21.2.6.

1.	This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.
2.	Included in strong in 2019 was a $131 million that is covered by a highly rated guarantee, which if it were not considered, the exposure would be classified as weak.
3.	Debt securities include $3 million (2019: $27 million) at amortised cost. In 2020, all of these are classified as strong (2019: $4 million), and the remainder of the 2019 balances are classified as good/satisfactory.

WESTPAC GROUP 2020 ANNUAL REPORT	281

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

Impaired loans and credit commitments include:

•	housing and business loans with insufficient security to cover the principal and interest payments owing (aligned to an impaired internal credit risk grade);
•	personal loans which are greater than 90 days past due; and
•	restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

Items 90 days past due, or otherwise in default but not impaired include:

•	currently 90 days or more past due but well secured[1];
•	assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and
•	other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

The determination of the provisions for ECL is one of the Group’s critical accounting assumptions and estimates. Details of this and the Group’s accounting policy for the provision for ECL are discussed in Notes 6 and 13, along with the total provisions for ECL on loans and credit commitments and the total for those loans that are considered non-performing (i.e. stage 3).

1.	The estimated net realisable value of security to which the Group has recourse is sufficient to cover all principal and interest.

282	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

The gross amount of non-performing loans and credit commitments, along with the provision for ECL/provision for impairment charges1, by type and geography of impaired loans, is summarised in the following table:

Consolidated
$m	2020	2019	2018	2017	2016
Impaired exposures
Australia
Housing and business loans
Gross amount	1,845	1,215	882	975	1,589
Provision	(690)	(491)	(422)	(460)	(769)
Net	1,155	724	460	515	820
Personal loans greater than 90 days past due
Gross amount	370	384	358	362	267
Provision	(206)	(233)	(179)	(187)	(159)
Net	164	151	179	175	108
Restructured loans
Gross amount	16	16	9	12	13
Provision	(4)	(6)	(1)	(7)	(11)
Net	12	10	8	5	2
New Zealand
Housing and business loans
Gross amount	157	62	124	152	218
Provision	(70)	(26)	(30)	(41)	(95)
Net	87	36	94	111	123
Personal loans greater than 90 days past due
Gross amount	36	20	12	11	10
Provision	(26)	(15)	(9)	(8)	(7)
Net	10	5	3	3	3
Restructured loans
Gross amount	-	12	14	15	16
Provision	-	(3)	(4)	(5)	(4)
Net	-	9	10	10	12
Other overseas
Housing and business loans
Gross amount	355	50	13	15	44
Provision	(156)	(17)	(6)	(6)	(21)
Net	199	33	7	9	23
Personal loans greater than 90 days past due
Gross amount	-	1	1	-	-
Provision	-	-	(1)	-	-
Net	-	1	-	-	-
Restructured loans
Gross amount	-	3	3	-	2
Provision	-	(1)	(1)	-	(1)
Net	-	2	2	-	1
Total impaired exposures
Gross amount	2,779	1,763	1,416	1,542	2,159
Provision	(1,152)	(792)	(653)	(714)	(1,067)
Total net impaired exposures	1,627	971	763	828	1,092
Items 90 days past due, or otherwise in default but not impaired
Australia
Gross amount	7,976	4,684	3,861	3,322	3,075
Provision	(941)	(521)	(193)	(165)	(137)
Net	7,035	4,163	3,668	3,157	2,938
New Zealand
Gross amount	503	340	127	117	89
Provision	(72)	(33)	(10)	(9)	(7)
Net	431	307	117	108	82
Overseas
Gross amount	53	64	29	19	17
Provision	(8)	(9)	(2)	(2)	(1)
Net	45	55	27	17	16
Total items 90 days past due, or otherwise in default but not impaired
Gross amount	8,532	5,088	4,017	3,458	3,181
Provision	(1,021)	(563)	(205)	(176)	(145)
Total net items 90 days past due, or otherwise in default but not impaired	7,511	4,525	3,812	3,282	3,036
Total non-performing loans and credit commitments
Gross amount	11,311	6,851	5,433	5,000	5,340
Provision	(2,173)	(1,355)	(858)	(890)	(1,212)
Total net non-performing loans and credit commitments	9,138	5,496	4,575	4,110	4,128

1.	2020 and 2019 provisions for ECL were determined under AASB 9. 2018, 2017 and 2016 provisions for impairment charges were determined under AASB 139.

WESTPAC GROUP 2020 ANNUAL REPORT	283

Notes to the financial statements

Note 21. Financial risk (continued)

The following table summarises the interest received and forgone on impaired loans:

Consolidated 2020
$m	Australia	Overseas	Total
Interest received	3	8	11
Interest foregone	30	-	30

21.2.6   Collateral held

Loans

The Group analyses the coverage of the loan portfolio which is secured by the collateral that it holds. Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

The Group and the Parent Entity’s loan portfolio have the following coverage from collateral held:

Performing loans

	2020				2019
Consolidated	Housing	Personal	Business		Housing	Personal	Business
%	loans[1]	loans	loans	Total	loans[1]	loans	loans	Total
Fully secured	100.0	8.0	62.8	87.6	100.0	7.9	59.6	85.9
Partially secured	-	32.5	18.9	5.9	-	29.9	19.3	6.3
Unsecured	-	59.5	18.3	6.5	-	62.2	21.1	7.8
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

	2020				2019
Parent Entity	Housing	Personal	Business		Housing	Personal	Business
%	loans[1]	loans	loans	Total	loans[1]	loans	loans	Total
Fully secured	100.0	8.7	63.7	88.3	100.0	8.6	60.1	86.7
Partially secured	-	34.6	17.7	5.4	-	31.1	18.2	5.7
Unsecured	-	56.7	18.6	6.3	-	60.3	21.7	7.6
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing loans
	2020				2019
Consolidated	Housing	Personal	Business		Housing	Personal	Business
%	loans[1]	loans	loans	Total	loans[1]	loans	loans	Total
Fully secured	95.2	-	39.2	76.4	90.3	-	49.5	73.3
Partially secured	4.8	49.4	30.7	13.5	9.7	38.2	29.2	17.0
Unsecured	-	50.6	30.1	10.1	-	61.8	21.3	9.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

	2020				2019
Parent Entity	Housing	Personal	Business		Housing	Personal	Business
%	loans[1]	loans	loans	Total	loans[1]	loans	loans	Total
Fully secured	95.2	-	44.1	79.0	90.1	-	54.0	75.1
Partially secured	4.8	50.7	26.4	11.8	9.9	34.1	27.4	16.1
Unsecured	-	49.3	29.5	9.2	-	65.9	18.6	8.8
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Details of the carrying value and associated provision for ECL are disclosed in Notes 12 and 13 respectively. The credit quality of loans is disclosed in Note 21.2.4.

1.	For the purposes of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case may be classified as partially secured.

284	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Cash, primarily for derivatives	2,252	3,289	1,864	2,851
Securities under reverse repurchase agreements[1]	20,501	6,836	20,501	6,733
Securities under derivatives and stock borrowing[1]	32	119	32	119
Total other collateral held	22,785	10,244	22,397	9,703

21.3	Funding and liquidity risk

21.3.1	Liquidity modelling

In managing liquidity for Westpac, Treasury utilises balance sheet forecasts and the maturity profile of Westpac’s wholesale funding portfolio to project liquidity outcomes. Local liquidity limits are also used by Westpac in applicable jurisdictions to ensure liquidity is managed efficiently and prudently.

In addition, Westpac conducts regular stress testing to assess its ability to meet cash flow obligations under a range of market conditions and scenarios. These scenarios inform liquidity limits and strategic planning.

21.3.2	Sources of funding

Sources of funding are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

•       deposits;

•       debt issues;

•       proceeds from sale of marketable securities;

•       repurchase agreements with central banks;

•       principal repayments on loans;

•       interest income; and

•       fee income.

Liquid assets

Treasury holds a portfolio of high-quality liquid assets as a buffer against unforeseen funding requirements. These assets are held in cash, or are otherwise eligible for repurchase agreements with the Reserve Bank of Australia or another central bank and include Government, State Government and highly rated investment grade securities. The level of liquid asset holdings is reviewed frequently and is consistent with both the requirements of the balance sheet and market conditions.

A summary of the Group’s liquid asset holdings is as follows:

	Consolidated
	2020		2019
$m	Actual	Average	Actual	Average
Cash	29,099	28,157	18,398	19,189
Trading securities and financial assets measured at FVIS	29,364	14,789	18,867	17,184
Investment securities	91,097	82,678	73,328	66,701
Loans[2]	71,616	66,512	58,933	52,498
Other financial assets	-	468	345	723
Total liquid assets	221,176	192,604	169,871	156,295

1.	Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.
2.	Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

WESTPAC GROUP 2020 ANNUAL REPORT	285

Notes to the financial statements

Note 21. Financial risk (continued)

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2020	2019
Customer deposits	65.0	62.5
Wholesale term funding with residual maturity greater than 12 months	15.7	16.6
Wholesale funding with a residual maturity less than 12 months	10.4	12.1
Securitisation	0.9	1.0
Equity	8.0	7.8
Group’s total funding	100.0	100.0

Movements in the Group’s funding composition in 2020 included:

•	Customer deposits increased by 254 basis points to 65.0% of the Group’s total funding at 30 September 2020. Customer deposits increased by $30.9 billion over the year, reflecting Government stimulus payments, a reduction in consumer spending and a higher household savings ratio, the early release of superannuation and an increase in Government and corporate cash balances;
•	Long term funding with a residual maturity greater than 12 months decreased 94 basis points or $5.6 billion to 15.7%. The reduction in long term funding reflects strong growth in customers deposits and a contraction in lending which have reduced the bank’s wholesale funding needs. Funding from securitisation was largely unchanged at 0.9% of total funding, reflecting the issuance of a $2.5 billion RMBS transaction in February 2020 which offset amortisation of existing RMBS transactions;
•	Wholesale funding with a residual maturity less than 12 months decreased by 169 basis points to 10.4%. High levels of liquidity from customer deposits and access to the TFF enabled the bank to reduce its outstanding short term funding. The Group’s short term funding portfolio (including long term to short term scroll) of $88.5 billion had a weighted average maturity of 127 days and is more than covered by the $221.2 billion of unencumbered repo-eligible liquid assets and cash held by the Group; and

•	Funding from equity increased by 14 basis points to 8.0% of total funding.

Maintaining a diverse funding base with the capacity and flexibility to access a wide range of funding markets, investors, currencies, maturities and products is an important part of managing liquidity risk. Westpac’s funding infrastructure supports its ability to meet changing and diverse investor demands. In the first half of 2020, the Group raised $12.9 billion of long term wholesale funding, including $2.2 billion of Tier 2 capital securities, as the Group continued to make progress towards the Total Loss Absorbing Capital (TLAC) requirements. The Group did not access term wholesale funding markets in the Second Half following the introduction of the TFF.

Borrowings and outstanding issuances from existing debt programs at 30 September 2020 can be found in Notes 16 to 19.

Term Funding Facility (TFF)

On 19 March 2020, the Reserve Bank announced extensive measures aimed at providing liquidity to financial markets and to support the banks in providing credit to businesses. As well as lowering the cash rate, these measures included injecting extra liquidity into the financial system through daily market operations, the purchasing of Australian Government bonds in the secondary market, increasing the interest rate on Exchange Settlement Account Balances, and the introduction of the TFF. The RBA extended the TFF on 1 September 2020.

The TFF makes funding available to ADIs at a fixed interest rate of 25 basis points, for a maximum of three years. To access the TFF, ADIs must pledge eligible collateral, which includes self-securitised residential mortgage-backed securities. In aggregate, ADIs have access to at least $200 billion under the TFF, comprised of an Initial Allowance for each ADI, an Additional Allowance and a Supplementary Allowance.

Westpac’s total TFF allowance as at 30 September 2020 was $19.7 billion and Westpac had drawn down $17.9 billion from its total TFF allowance. Westpac’s Supplementary Allowance of $11.9 billion will be available to from 1 October 2020.

286	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Credit ratings

As at 30 September 2020 the Parent Entity’s credit ratings were:

2020	Short-term	Long-term	Outlook
S&P Global Ratings	A-1+	AA-	Negative
Moody’s Investors Service	P-1	Aa3	Stable
Fitch Ratings	F1	A+	Negative

On 7 April 2020, following an assessment of the economic impact of the COVID-19 pandemic on the Australian and New Zealand economies, Fitch Ratings (Fitch) downgraded their long-term ratings for the major Australian banks (including Westpac Banking Corporation) by one notch, to A+ (from AA-). Fitch has maintained the rating outlook for the major Australian banks as “negative”, reflecting the major downside risk to Fitch’s economic outlook in light of the evolving global situation.

On 8 April 2020, S&P Global Ratings affirmed Australia’s AAA/A-1+ ratings but revised the outlook on these ratings to “negative”. As a result of the change in Australia’s sovereign rating outlook, S&P Global Ratings affirmed Westpac Banking Corporation’s current issuer credit rating of AA- long term and A-1+ short term but the outlook was revised to “negative”.

21.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 24, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Cash	4,762	5,912	4,625	5,755
Cash deposit on stock borrowed	16	18	16	18
Securities (including certificates of deposit)	1,693	1,932	1,693	1,932
Securities pledged under repurchase agreements	36,727	13,754	36,727	13,754
Total amount pledged to secure liabilities	43,198	21,616	43,061	21,459

21.3.4  Contractual maturity of financial liabilities

The following tables present cash flows associated with financial liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the future contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

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

Derivatives held for trading and certain liabilities classified in “Other financial liabilities” which are measured at FVIS are not managed for liquidity purposes on the basis of their contractual maturity, and accordingly these liabilities are presented in the up to 1 month column. Only the liabilities that the Group manages based on their contractual maturity are presented on a contractual undiscounted basis in the following tables.

WESTPAC GROUP 2020 ANNUAL REPORT	287

Notes to the financial statements

Note 21. Financial risk (continued)

Consolidated 2020	Up to	Over 1 month	Over 3 months	Over 1 year to	Over
$m	1 month	to 3 months	to 1 year	5 years	5 years	Total
Financial liabilities
Collateral received	2,251	-	-	-	-	2,251
Deposits and other borrowings	432,005	67,944	86,421	10,408	63	596,841
Other financial liabilities	20,275	1,129	94	18,065	-	39,563
Derivative financial instruments:
Held for trading	22,216	-	-	-	-	22,216
Held for hedging purposes (net settled)	29	43	179	379	22	652
Held for hedging purposes (gross settled):
Cash outflow	204	5,645	1,785	1,704	-	9,338
Cash inflow	(200)	(5,595)	(1,709)	(1,651)	-	(9,155)
Debt issues	6,920	11,264	32,715	79,797	25,623	156,319
Total financial liabilities excluding loan capital	483,700	80,430	119,485	108,702	25,708	818,025
Loan capital	1	68	387	6,665	21,410	28,531
Total undiscounted financial liabilities	483,701	80,498	119,872	115,367	47,118	846,556
Total contingent liabilities and commitments
Letters of credit and guarantees	12,610	-	-	-	-	12,610
Commitments to extend credit	184,064	-	-	-	-	184,064
Other commitments	267	-	-	-	-	267
Total undiscounted contingent liabilities and commitments	196,941	-	-	-	-	196,941

Consolidated 2019	Up to	Over 1 month	Over 3 months	Over 1 year to	Over
$m	1 month	to 3 months	to 1 year	5 years	5 years	Total
Financial liabilities
Collateral received	3,291	-	-	-	-	3,291
Deposits and other borrowings	374,126	83,365	97,081	11,968	73	566,613
Other financial liabilities	19,425	3,176	3,874	157	-	26,632
Derivative financial instruments:
Held for trading	27,945	-	-	-	-	27,945
Held for hedging purposes (net settled)	57	85	280	631	40	1,093
Held for hedging purposes (gross settled):
Cash outflow	4	287	902	517	-	1,710
Cash inflow	-	(276)	(875)	(466)	-	(1,617)
Debt issues	5,071	12,158	42,917	102,296	30,417	192,859
Total financial liabilities excluding loan capital	429,919	98,795	144,179	115,103	30,530	818,526
Loan capital	1	76	371	6,293	20,557	27,298
Total undiscounted financial liabilities	429,920	98,871	144,550	121,396	51,087	845,824
Total contingent liabilities and commitments
Letters of credit and guarantees	15,150	-	-	-	-	15,150
Commitments to extend credit	176,002	-	-	-	-	176,002
Other commitments	188	-	-	-	-	188
Total undiscounted contingent liabilities and commitments	191,340	-	-	-	-	191,340

288	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Parent Entity 2020	Up to	Over 1 month	Over 3 months	Over 1 year to	Over
$m	1 month	to 3 months	to 1 year	5 years	5 years	Total
Financial liabilities
Collateral received	1,863	-	-	-	-	1,863
Deposits and other borrowings	389,498	57,543	71,368	8,466	63	526,938
Other financial liabilities	19,704	1,129	94	18,065	-	38,992
Derivative financial instruments:
Held for trading	22,268	-	-	-	-	22,268
Held for hedging purposes (net settled)	21	28	137	277	22	485
Held for hedging purposes (gross settled):
Cash outflow	7	2,110	9	455	-	2,581
Cash inflow	(7)	(2,088)	(21)	(437)	-	(2,553)
Debt issues	6,596	10,915	24,980	66,305	24,370	133,166
Due to subsidiaries	18,610	934	4,390	18,529	171,240	213,703
Total financial liabilities excluding loan capital	458,560	70,571	100,957	111,660	195,695	937,443
Loan capital	1	68	387	6,665	21,410	28,531
Total undiscounted financial liabilities	458,561	70,639	101,344	118,325	217,105	965,974
Total contingent liabilities and commitments
Letters of credit and guarantees	12,069	-	-	-	-	12,069
Commitments to extend credit	159,644	-	-	-	-	159,644
Other commitments	266	-	-	-	-	266
Total undiscounted contingent liabilities and commitments	171,979	-	-	-	-	171,979

Parent Entity 2019	Up to	Over 1 month	Over 3 months	Over 1 year to	Over
$m	1 month	to 3 months	to 1 year	5 years	5 years	Total
Financial liabilities
Collateral received	2,853	-	-	-	-	2,853
Deposits and other borrowings	339,448	70,761	83,602	10,311	73	504,195
Other financial liabilities	19,340	3,121	3,625	157	-	26,243
Derivative financial instruments:
Held for trading	28,329	-	-	-	-	28,329
Held for hedging purposes (net settled)	21	9	97	378	33	538
Held for hedging purposes (gross settled):
Cash outflow	-	221	57	-	-	278
Cash inflow	-	(215)	(51)	-	-	(266)
Debt issues	4,790	10,959	37,104	86,064	28,063	166,980
Due to subsidiaries	15,538	1,020	4,989	20,117	142,620	184,284
Total financial liabilities excluding loan capital	410,319	85,876	129,423	117,027	170,789	913,434
Loan capital	1	76	371	6,293	20,557	27,298
Total undiscounted financial liabilities	410,320	85,952	129,794	123,320	191,346	940,732
Total contingent liabilities and commitments
Letters of credit and guarantees	14,583	-	-	-	-	14,583
Commitments to extend credit	153,716	-	-	-	-	153,716
Other commitments	188	-	-	-	-	188
Total undiscounted contingent liabilities and commitments	168,487	-	-	-	-	168,487

WESTPAC GROUP 2020 ANNUAL REPORT	289

Notes to the financial statements

Note 21. Financial risk (continued)

21.3.5  Expected maturity

The following tables present the balance sheet based on expected maturity dates, except for deposits, based on historical behaviours. The liability balances in the following tables will not agree to the contractual maturity tables (Note 21.3.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the following tables are equity securities classified as trading securities, investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

	2020			2019
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	30,129	-	30,129	20,059	-	20,059
Collateral paid	4,778	-	4,778	5,930	-	5,930
Trading securities and financial assets measured at FVIS	32,591	8,076	40,667	18,544	13,237	31,781
Derivative financial instruments	13,583	9,784	23,367	20,695	9,164	29,859
Investment securities	6,824	84,715	91,539	9,810	63,591	73,401
Loans (net of provisions)	90,856	602,203	693,059	99,197	615,573	714,770
Other financial assets	5,474	-	5,474	5,367	-	5,367
Life insurance assets	3,450	143	3,593	1,541	7,826	9,367
Investment in associates	-	61	61	-	129	129
All other assets	1,400	17,879	19,279	1,222	14,741	15,963
Total assets	189,085	722,861	911,946	182,365	724,261	906,626
Liabilities
Collateral received	2,250	-	2,250	3,287	-	3,287
Deposits and other borrowings	584,037	7,094	591,131	551,817	11,430	563,247
Other financial liabilities	22,861	18,064	40,925	29,059	156	29,215
Derivative financial instruments	13,157	9,897	23,054	19,203	9,893	29,096
Debt issues	49,070	101,255	150,325	56,933	124,524	181,457
Life insurance liabilities	1,809	(413)	1,396	1,703	5,674	7,377
All other liabilities	5,395	5,447	10,842	3,907	1,707	5,614
Total liabilities excluding loan capital	678,579	141,344	819,923	665,909	153,384	819,293
Loan capital	1,323	22,626	23,949	-	21,826	21,826
Total liabilities	679,902	163,970	843,872	665,909	175,210	841,119
Net assets/(net liabilities)	(490,817)	558,891	68,074	(483,544)	549,051	65,507

290	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

	2020			2019
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	25,436	-	25,436	17,692	-	17,692
Collateral paid	4,641	-	4,641	5,773	-	5,773
Trading securities and financial assets measured at FVIS	30,550	7,480	38,030	16,736	12,829	29,565
Derivative financial instruments	13,349	9,445	22,794	20,613	8,670	29,283
Investment securities	5,120	80,706	85,826	7,200	61,198	68,398
Loans (net of provisions)	70,453	537,371	607,824	79,956	551,980	631,936
Other financial assets	4,745	-	4,745	4,615	-	4,615
Due from subsidiaries	10,420	170,559	180,979	10,291	132,670	142,961
Investment in subsidiaries	-	6,475	6,475	-	6,436	6,436
Investment in associates	-	57	57	-	100	100
All other assets	796	15,199	15,995	756	12,224	12,980
Total assets	165,510	827,292	992,802	163,632	786,107	949,739
Liabilities
Collateral received	1,862	-	1,862	2,849	-	2,849
Deposits and other borrowings	516,391	5,222	521,613	491,562	9,868	501,430
Other financial liabilities	22,092	18,064	40,156	28,360	156	28,516
Derivative financial instruments	12,805	9,974	22,779	19,167	9,700	28,867
Debt issues	40,886	86,780	127,666	50,028	106,646	156,674
Due to subsidiaries	20,551	165,712	186,263	17,563	131,044	148,607
All other liabilities	3,770	4,996	8,766	2,545	1,587	4,132
Total liabilities excluding loan capital	618,357	290,748	909,105	612,074	259,001	871,075
Loan capital	1,323	22,626	23,949	-	21,826	21,826
Total liabilities	619,680	313,374	933,054	612,074	280,827	892,901
Net assets/(net liabilities)	(454,170)	513,918	59,748	(448,442)	505,280	56,838

21.4	Market risk

21.4.1	Value-at-Risk

The Group uses VaR as one of the mechanisms for controlling both traded and non-traded market risk.

VaR is a statistical estimate of the potential loss in earnings over a specified period of time and to a given level of confidence based on historical market movements. The confidence level indicates the probability that the loss will not exceed the VaR estimate on any given day.

VaR seeks to take account of all material market variables that may cause a change in the value of the portfolio, including interest rates, FX rates, price changes, volatility and the correlations between these variables. Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk and Treasury Risk units which monitor market risk exposures against VaR and structural concentration limits. These are supplemented by escalation triggers for material profits or losses and stress testing of risks beyond the 99% confidence interval.

The key parameters of VaR are:

Holding period	1 day
Confidence level	99%
Period of historical data used	1 year

WESTPAC GROUP 2020 ANNUAL REPORT	291

Notes to the financial statements

Note 21. Financial risk (continued)

21.4.2  Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2020			2019			2018
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	25.5	7.0	14.6	14.9	6.6	10.9	15.6	5.1	8.6
FX risk	11.7	0.5	4.0	8.6	0.8	4.1	6.9	0.7	3.0
Equity risk	0.7	0.0	0.2	0.2	0.0	0.0	1.0	0.0	0.1
Commodity risk[1]	3.4	0.6	1.9	42.0	1.7	8.2	24.3	1.7	6.5
Other market risks[2]	32.9	2.4	14.6	5.5	2.0	3.5	5.8	1.4	3.8
Diversification effect	n/a	n/a	(14.9)	n/a	n/a	(12.3)	n/a	n/a	(8.6)
Net market risk	42.0	7.1	20.4	45.3	7.9	14.4	28.1	6.7	13.4

21.4.3  Non-traded market risk

Non-traded market risk includes Interest Rate Risk in the Banking Book (IRRBB) – the risk to net interest income or the economic value on banking book items as interest rates change.

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

Net interest income-at-Risk (NaR)

The following table depicts NaR assuming a 100 basis point shock (with a floor of zero for falling interest rates) over the next 12 months as a percentage of reported NII:

		2020				2019
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	(0.27)	3.09	(1.22)	(0.25)	2.88	2.88	(0.46)	0.81
Parent Entity	(0.38)	2.35	(0.89)	(0.10)	2.14	2.14	(0.42)	0.43

Value at Risk - IRRBB

The table below depicts VaR for IRRBB:

		2020				2019
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	202.4	219.7	31.0	126.7	34.1	37.3	19.4	27.8

As at 30 September 2020 the Value at Risk – IRRBB for the Parent Entity was $208.2 million (2019: $38.3 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 20.

The same controls used to monitor traded market risk allow management to continuously monitor and manage IRRBB.

Structural FX risk

Structural FX risk results from the generation of foreign currency denominated earnings and from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore earnings and capital is subject to change that could introduce significant variability to the Bank’s reported financial results and capital ratios. Note 20 includes details of the Group’s ALM activities including details of the hedge accounting and economic hedges used to manage this risk.

1.	Includes electricity risk. The lower VaR measures in 2020 were due to reduced risk, revised modelling and closure of electricity trading commenced in June 2020.
2.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

292	WESTPAC GROUP 2020 ANNUAL REPORT

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

These adjustments incorporate bid/offer spreads, credit valuation adjustments (CVA) and funding valuation adjustments (FVA).

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

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes CVA and FVA, which incorporate credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

WESTPAC GROUP 2020 ANNUAL REPORT	293

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 1 instruments

The fair value of financial instruments traded in active markets is based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures
FX products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds	- All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

294	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded is determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

•	the use of market standard discounting methodologies;
•	option pricing models; and
•	other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives	Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and future markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
FX products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single name and index credit default swaps (CDS)	Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
Commodity products	Derivatives	Commodity, energy and carbon derivatives

Valued using industry standard models.

The models calculate the expected future value of deliveries and payments and discount them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data provider. If consensus prices are not available, these are classified as Level 3 instruments.

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity, exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS)	Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	State and other government bonds, corporate bonds and commercial paper Repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices which are sourced from independent pricing services, broker quotes or inter-dealer prices.

WESTPAC GROUP 2020 ANNUAL REPORT	295

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes	Valuation
Loans at fair value	Loans	Fixed rate bills and syndicated loans	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness, or expected sale amount.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Corporate bonds, OTC derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds	Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument’s valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes	Valuation
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Certain ABS, offshore non-ABS and debt securities issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity instruments	Trading securities and financial assets measured at FVIS Investment securities	Strategic equity investments

Valued using valuation techniques appropriate to the instrument, including the use of recent arm’s length transactions where available, discounted cash flow approach or reference to the net assets of the entity.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

296	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy:

	2020				2019
		Valuation	Valuation			Valuation	Valuation
	Quoted	techniques	techniques		Quoted	techniques	techniques
	market	(Market	(Non-market		market	(Market	(Non-market
Consolidated	prices	observable)	observable)		prices	observable)	observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	8,059	32,387	221	40,667	10,440	21,121	220	31,781
Derivative financial instruments	10	23,353	4	23,367	7	29,828	24	29,859
Investment securities	18,032	72,370	153	90,555	11,163	61,284	134	72,581
Loans	-	540	21	561	-	239	21	260
Life insurance assets	617	2,976	-	3,593	1,097	8,270	-	9,367
Total financial assets measured at fair value on a recurring basis	26,718	131,626	399	158,743	22,707	120,742	399	143,848
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	35,764	-	35,764	-	38,413	-	38,413
Other financial liabilities[2]	420	4,229	-	4,649	262	5,108	-	5,370
Derivative financial instruments	10	23,031	13	23,054	8	29,059	29	29,096
Debt issues[3]	-	5,333	-	5,333	-	5,819	-	5,819
Life insurance liabilities	-	1,396	-	1,396	-	7,377	-	7,377
Total financial liabilities measured at fair value on a recurring basis	430	69,753	13	70,196	270	85,776	29	86,075

	2020				2019
		Valuation	Valuation			Valuation	Valuation
	Quoted	techniques	techniques		Quoted	techniques	techniques
	market	(Market	(Non-market		market	(Market	(Non-market
Parent Entity	prices	observable)	observable)		prices	observable)	observable)
$m	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets measured at fair value on a recurring basis
Trading securities and financial
assets measured at FVIS	7,074	30,763	193	38,030	10,213	19,159	193	29,565
Derivative financial instruments	10	22,781	3	22,794	7	29,253	23	29,283
Investment securities	15,714	70,040	69	85,823	10,191	58,114	66	68,371
Loans	-	540	21	561	-	239	21	260
Due from subsidiaries	-	663	-	663	-	897	-	897
Total financial assets measured at fair value on a recurring basis	22,798	124,787	286	147,871	20,411	107,662	303	128,376
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	32,991	-	32,991	-	37,355	-	37,355
Other financial liabilities[2]	420	4,229	-	4,649	262	5,108	-	5,370
Derivative financial instruments	10	22,756	13	22,779	8	28,831	28	28,867
Debt issues[3]	-	2,986	-	2,986	-	3,624	-	3,624
Due to subsidiaries	-	239	-	239	-	1,591	-	1,591
Total financial liabilities measured at fair value on a recurring basis	430	63,201	13	63,644	270	76,509	28	76,807

1.	The contractual outstanding amount payable at maturity for the Group is $35,764 million (2019: $38,468 million) and $32,990 million for the Parent Entity (2019: $37,410 million).

2.	The contractual outstanding amount payable at maturity for the Group and the Parent Entity is $4,649 million (2019: $5,369 million).

3.	The contractual outstanding amount payable at maturity for the Group is $5,062 million (2019: $5,632 million) and $2,714 million for the Parent Entity (2019: $3,436 million). The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk is $5 million decrease (2019: $34 million decrease) for the Group and Parent Entity.

WESTPAC GROUP 2020 ANNUAL REPORT	297

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3):

		Trading
		securities and
		financial assets			Total		Total
Consolidated 2020		measured	Investment		Level 3		Level 3
$m		as FVIS	securities	Other[1]	assets	Derivatives	liabilities
Balance as at beginning of year		220	134	45	399	29	29
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements		(2)	-	(2)	(4)	(4)	(4)
OCI		-	(15)	-	(15)	-	-
Acquisitions and issues		26	40	12	78	7	7
Disposals and settlements		(23)	(6)	(30)	(59)	(19)	(19)
Transfer into or out of non-market observables		-	-	-	-	-	-
Foreign currency translation impacts		-	-	-	-	-	-
Balance as at end of year		221	153	25	399	13	13
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year		(4)	-	3	(1)	(3)	(3)

	Trading
	securities and
	financial assets	Available-			Total		Total
Consolidated 2019	measured	for-sale	Investment		Level 3		Level 3
$m	as FVIS	securities	securities	Other[1]	assets	Derivatives	liabilities
Balance as at beginning of year	330	619	-	15	964	6	6
Impact on adoption of AASB 9	4	(619)	109	14	(492)	-	-
Restated opening balance	334	-	109	29	472	6	6
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	36	-	-	12	48	7	7
OCI	-	-	11	-	11	-	-
Acquisitions and issues	63	-	36	16	115	4	4
Disposals and settlements	(216)	-	(22)	(12)	(250)	(6)	(6)
Transfer into or out of non-market observables	-	-	-	-	-	18	18
Foreign currency translation impacts	3	-	-	-	3	-	-
Balance as at end of year	220	-	134	45	399	29	29
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year	26	-	-	16	42	(11)	(11)

1. Other is comprised of derivative financial assets and certain loans.

298	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

		Trading
		securities and
		financial assets			Total		Total
Parent Entity 2020		measured	Investment		Level 3		Level 3
$m		as FVIS	securities	Other[1]	assets	Derivatives	liabilities
Balance as at beginning of year		193	66	44	303	28	28
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements		(2)	-	(2)	(4)	(4)	(4)
OCI		-	-	-	-	-	-
Acquisitions and issues		26	3	12	41	7	7
Disposals and settlements		(24)	-	(30)	(54)	(18)	(18)
Transfer into or out of non-market observables		-	-	-	-	-	-
Foreign currency translation impacts		-	-	-	-	-	-
Balance as at end of year		193	69	24	286	13	13
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year		(4)	-	3	(1)	(3)	(3)

	Trading
	securities and
	financial assets	Available-			Total		Total
Parent Entity 2019	measured	for-sale	Investment		Level 3		Level 3
$m	as FVIS	securities	securities	Other[1]	assets	Derivatives	liabilities
Balance as at beginning of year	206	70	-	13	289	6	6
Impact on adoption of AASB 9	-	(70)	67	14	11	-	-
Restated opening balance	206	-	67	27	300	6	6
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	6	-	-	13	19	6	6
OCI	-	-	-	-	-	-	-
Acquisitions and issues	17	-	2	16	35	4	4
Disposals and settlements	(39)	-	(3)	(12)	(54)	(6)	(6)
Transfer into or out of non-market observables	-	-	-	-	-	18	18
Foreign currency translation impacts	3	-	-	-	3	-	-
Balance as at end of year	193	-	66	44	303	28	28
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at end of year	3	-	-	16	19	(10)	(10)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of year fair values.

1. Other is comprised of derivative financial assets and certain loans.

WESTPAC GROUP 2020 ANNUAL REPORT	299

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $4 million (2019: $3 million profit).

Financial instruments not measured at fair value

For financial instruments not measured at fair value on a recurring basis, fair value has been derived as follows:

Instrument	Valuation
Loans	Where available, the fair value of loans is based on observable market transactions, otherwise fair value is estimated using discounted cash flow models. For variable rate loans, the discount rate used is the current effective interest rate. The discount rate applied for fixed rate loans reflects the market rate for the maturity of the loan and the credit worthiness of the borrower.
Investment securities	The carrying value approximates the fair value. The balance principally relates to government securities from illiquid markets. Fair value is monitored by reference to recent issuances.
Deposits and other borrowings	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate their carrying value. Fair values for term deposits are estimated using discounted cash flows, applying market rates offered for deposits of similar remaining maturities.
Debt issues and loan capital	Fair values are calculated using a discounted cash flow model. The discount rates applied reflect the terms of the instruments, the timing of the estimated cash flows and are adjusted for any changes in Westpac’s credit spreads.
All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

300	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value:

		2020 Estimated fair value
			Valuation	Valuation
		Quoted	techniques	techniques
		market	(Market	(Non-market
Consolidated	Carrying	prices	observable)	observable)
$m	amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	30,129	30,129	-	-	30,129
Collateral paid	4,778	4,778	-	-	4,778
Investment securities	984	-	424	560	984
Loans	692,498	-	-	694,264	694,264
Other financial assets	5,474	-	5,474	-	5,474
Total financial assets not measured at fair value	733,863	34,907	5,898	694,824	735,629
Financial liabilities not measured at fair value
Collateral received	2,250	2,250	-	-	2,250
Deposits and other borrowings	555,367	-	552,192	3,429	555,621
Other financial liabilities	36,276	-	36,276	-	36,276
Debt issues[1]	144,992	-	144,660	1,742	146,402
Loan capital	23,949	-	23,934	-	23,934
Total financial liabilities not measured at fair value	762,834	2,250	757,062	5,171	764,483

		2019 Estimated fair value
			Valuation	Valuation
		Quoted	techniques	techniques
		market	(Market	(Non-market
Consolidated	Carrying	prices	observable)	observable)
$m	amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	20,059	20,059	-	-	20,059
Collateral paid	5,930	5,930	-	-	5,930
Investment securities	820	-	366	454	820
Loans	714,510	-	-	716,130	716,130
Other financial assets	5,367	-	5,367	-	5,367
Total financial assets not measured at fair value	746,686	25,989	5,733	716,584	748,306
Financial liabilities not measured at fair value
Collateral received	3,287	3,287	-	-	3,287
Deposits and other borrowings	524,834	-	522,726	2,790	525,516
Other financial liabilities	23,845	-	23,845	-	23,845
Debt issues[1]	175,638	-	176,838	-	176,838
Loan capital	21,826	-	22,076	-	22,076
Total financial liabilities not measured at fair value	749,430	3,287	745,485	2,790	751,562

1.   The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

WESTPAC GROUP 2020 ANNUAL REPORT	301

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

		2020 Estimated fair value
			Valuation	Valuation
		Quoted	techniques	techniques
		market	(Market	(Non-market
Parent Entity	Carrying	prices	observable)	observable)
$m	amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	25,436	25,436	-	-	25,436
Collateral paid	4,641	4,641	-	-	4,641
Investment securities	3	-	3	-	3
Loans	607,263	-	-	608,602	608,602
Due from subsidiaries[1]	169,139	-	126,623	43,669	170,292
Other financial assets	4,745	-	4,745	-	4,745
Total financial assets not measured at fair value	811,227	30,077	131,371	652,271	813,719
Financial liabilities not measured at fair value
Collateral received	1,862	1,862	-	-	1,862
Deposits and other borrowings	488,622	-	487,452	1,292	488,744
Other financial liabilities	35,507	-	35,507	-	35,507
Debt issues[2]	124,680	-	125,896	-	125,896
Due to subsidiaries	186,024	-	6,805	179,219	186,024
Loan capital	23,949	-	23,934	-	23,934
Total financial liabilities not measured at fair value	860,644	1,862	679,594	180,511	861,967

		2019 Estimated fair value
			Valuation	Valuation
		Quoted	techniques	techniques
		market	(Market	(Non-market
Parent Entity	Carrying	prices	observable)	observable)
$m	amount	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets not measured at fair value
Cash and balances with central banks	17,692	17,692	-	-	17,692
Collateral paid	5,773	5,773	-	-	5,773
Investment securities	27	-	4	23	27
Loans	631,676	-	-	633,003	633,003
Due from subsidiaries[1]	133,899	-	89,680	45,175	134,855
Other financial assets	4,615	-	4,615	-	4,615
Total financial assets not measured at fair value	793,682	23,465	94,299	678,201	795,965
Financial liabilities not measured at fair value
Collateral received	2,849	2,849	-	-	2,849
Deposits and other borrowings	464,075	-	463,440	1,251	464,691
Other financial liabilities	23,146	-	23,146	-	23,146
Debt issues[2]	153,050	-	154,111	-	154,111
Due to subsidiaries	147,016	-	6,553	140,463	147,016
Loan capital	21,826	-	22,076	-	22,076
Total financial liabilities not measured at fair value	811,962	2,849	669,326	141,714	813,889

1.	Due from subsidiaries excludes $11,177 million (2019: $8,165 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.

2.	The estimated fair value of debt issues includes the impact of changes in Westpac’s credit spreads since origination.

302	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 23. Offsetting financial assets and financial liabilities

Accounting policy

Financial assets and liabilities are presented net in the balance sheet when the Group has a legally enforceable right to offset them in all circumstances and there is an intention to settle the asset and liability on a net basis, or to realise the asset and settle the liability simultaneously. The gross assets and liabilities behind the net amounts reported in the balance sheet are disclosed in the following tables.

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

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	on balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported on	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2020
Assets
Collateral paid[3]	10,068	(10,032)	36	-	-	(16)	20
Derivative financial instruments[4]	61,171	(39,968)	21,203	(14,719)	(2,247)	(16)	4,221
Reverse repurchase agreements[5]	20,401	-	20,401	-	(5)	(20,396)	-
Loans[6]	23,301	(23,266)	35	-	-	-	35
Total assets	114,941	(73,266)	41,675	(14,719)	(2,252)	(20,428)	4,276
Liabilities
Collateral received	5,516	(5,501)	15	-	-	-	15
Derivative financial instruments[4]	66,144	(44,499)	21,645	(14,719)	(4,426)	(1,693)	807
Repurchase agreements[7]	27,763	-	27,763	-	(98)	(27,665)	-
Deposits and other borrowings[6]	43,999	(23,266)	20,733	-	-	-	20,733
Total liabilities	143,422	(73,266)	70,156	(14,719)	(4,524)	(29,358)	21,555
2019
Assets
Collateral paid[3]	6,643	(6,559)	84	-	-	(17)	67
Derivative financial instruments[4]	58,125	(31,605)	26,520	(18,609)	(3,280)	(102)	4,529
Reverse repurchase agreements[5]	6,833	-	6,833	-	(9)	(6,824)	-
Loans[6]	18,202	(18,130)	72	-	-	-	72
Total assets	89,803	(56,294)	33,509	(18,609)	(3,289)	(6,943)	4,668
Liabilities
Collateral received	3,024	(2,972)	52	-	-	-	52
Derivative financial instruments[4]	62,046	(35,192)	26,854	(18,609)	(5,622)	(1,932)	691
Repurchase agreements[7]	10,604	-	10,604	-	(3)	(10,601)	-
Deposits and other borrowings[6]	28,880	(18,130)	10,750	-	-	-	10,750
Total liabilities	104,554	(56,294)	48,260	(18,609)	(5,625)	(12,533)	11,493

1.	$2,250 million (2019: $3,287 million) of cash collateral on derivative financial assets and reverse repurchase agreements forms part of collateral received as disclosed in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

2.	$4,524 million (2019: $5,625 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $16 million (2019: $18 million) in stock borrowing arrangements and $238 million (2019: $287 million) in futures margin that does not form part of this column.

3.	Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$2,164 million (2019: $3,339 million) of derivative financial assets and $1,409 million (2019: $2,242 million) of derivative financial liabilities are not subject to enforceable netting arrangements. 2019 gross amounts, net amounts reported on the balance sheet and net amount were restated to exclude amounts not subject to enforceable netting arrangements.

5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.

6.	Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.	Repurchase agreements form part of other financial liabilities in Note 17.

WESTPAC GROUP 2020 ANNUAL REPORT	303

Notes to the financial statements

Note 23. Offsetting financial assets and financial liabilities (continued)

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	on balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported on	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2020
Assets
Collateral paid[3]	10,068	(10,032)	36	-	-	(16)	20
Derivative financial instruments[4]	60,616	(39,968)	20,648	(14,586)	(1,859)	(16)	4,187
Reverse repurchase agreements[5]	20,401	-	20,401	-	(5)	(20,396)	-
Loans[6]	23,301	(23,266)	35	-	-	-	35
Total assets	114,386	(73,266)	41,120	(14,586)	(1,864)	(20,428)	4,242
Liabilities
Collateral received	5,516	(5,501)	15	-	-	-	15
Derivative financial instruments[4]	65,874	(44,499)	21,375	(14,586)	(4,289)	(1,693)	807
Repurchase agreements[7]	27,763	-	27,763	-	(98)	(27,665)	-
Deposits and other borrowings[6]	43,999	(23,266)	20,733	-	-	-	20,733
Total liabilities	143,152	(73,266)	69,886	(14,586)	(4,387)	(29,358)	21,555
2019
Assets
Collateral paid[3]	6,643	(6,559)	84	-	-	(17)	67
Derivative financial instruments[4]	57,550	(31,605)	25,945	(18,526)	(2,842)	(102)	4,475
Reverse repurchase agreements[5]	6,731	-	6,731	-	(9)	(6,722)	-
Loans[6]	18,202	(18,130)	72	-	-	-	72
Total assets	89,126	(56,294)	32,832	(18,526)	(2,851)	(6,841)	4,614
Liabilities
Collateral received	3,024	(2,972)	52	-	-	-	52
Derivative financial instruments[4]	61,807	(35,192)	26,615	(18,526)	(5,466)	(1,932)	691
Repurchase agreements[7]	10,604	-	10,604	-	(3)	(10,601)	-
Deposits and other borrowings[6]	28,880	(18,130)	10,750	-	-	-	10,750
Total liabilities	104,315	(56,294)	48,021	(18,526)	(5,469)	(12,533)	11,493

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

1.	$1,862 million (2019: $2,849 million) of cash collateral on derivative financial assets and reverse repurchase agreements forms part of collateral received as disclosed in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

2.	$4,387 million (2019: $5,469 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $16 million (2019: $18 million) in stock borrowing arrangements and $238 million (2019: $286 million) on futures margin that does not form part of this column.

3.	Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$2,146 million (2019: $3,338 million) of derivative financial assets and $1,404 million (2019: $2,252 million) of derivative financial liabilities are not subject to enforceable netting arrangements. 2019 gross amounts, net amounts reported on the balance sheet and net amount were restated to exclude amounts not subject to enforceable netting arrangements.

5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.

6.	Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.	Repurchase agreements form part of other financial liabilities in Note 17.

304	WESTPAC GROUP 2020 ANNUAL REPORT

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

Undrawn funding and liquidity facilities of $492 million (2019: $537 million) were provided by Westpac for the securitisation of its own assets.

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

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. Trading securities or Investment securities).

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 17 for further details.

WESTPAC GROUP 2020 ANNUAL REPORT	305

Notes to the financial statements

Note 24. Securitisation, covered bonds and other transferred assets (continued)

The following tables present Westpac’s assets transferred and their associated liabilities:

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
Consolidated	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
2020
Securitisation[1]	8,029	8,000	8,072	7,994	78
Covered bonds[2]	43,654	36,051	n/a	n/a	n/a
Repurchase agreements	36,727	27,763	n/a	n/a	n/a
Total	88,410	71,814	8,072	7,994	78
2019
Securitisation[1]	8,221	8,190	8,268	8,177	91
Covered bonds[2]	44,676	38,037	n/a	n/a	n/a
Repurchase agreements	13,754	10,604	n/a	n/a	n/a
Total	66,651	56,831	8,268	8,177	91

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
Parent Entity	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
2020
Securitisation[1]	141,660	141,000	141,991	138,870	3,121
Covered bonds[2]	36,689	31,926	n/a	n/a	n/a
Repurchase agreements	36,727	27,763	n/a	n/a	n/a
Total	215,076	200,689	141,991	138,870	3,121
2019
Securitisation[1]	101,689	101,146	101,871	100,268	1,603
Covered bonds[2]	37,697	33,160	n/a	n/a	n/a
Repurchase agreements	13,754	10,604	n/a	n/a	n/a
Total	153,140	144,910	101,871	100,268	1,603

1.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.

2.	The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

306	WESTPAC GROUP 2020 ANNUAL REPORT

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

The Group’s CGUs represent the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. They reflect the level at which the Group monitors and manages its operations.

Brand names

Brand names acquired in a business combination including St.George, BT, BankSA and RAMS, are recognised at cost. Subsequently brand names are not amortised but tested for impairment at least annually or whenever there is an indication of impairment.

Finite life intangible assets

Finite life intangibles, including computer software and core deposits, are recognised initially at cost and subsequently at amortised cost less any impairment.

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

WESTPAC GROUP 2020 ANNUAL REPORT	307

Notes to the financial statements

Note 25. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Goodwill
Balance as at beginning of year	8,895	8,890	6,844	6,844
Disposals	-	-	-	-
Impairment	(498)	-	(116)	-
Other adjustments	-	5	-	-
Balance as at end of year	8,397	8,895	6,728	6,844
Computer software
Balance as at beginning of year	2,365	2,177	2,207	2,014
Additions	1,035	906	955	846
Impairment	(171)	(25)	(165)	(25)
Amortisation	(799)	(694)	(731)	(628)
Other adjustments	-	1	-	-
Balance as at end of year	2,430	2,365	2,266	2,207
Cost	7,370	6,395	6,372	5,464
Accumulated amortisation and impairment	(4,940)	(4,030)	(4,106)	(3,257)
Carrying amount	2,430	2,365	2,266	2,207
Brand names
Balance as at beginning of year	670	670	636	636
Balance as at end of year	670	670	636	636
Carrying amount	670	670	636	636
Other intangible assets
Balance as at beginning of year	23	26	-	-
Impairment	(20)	-	-	-
Amortisation	(3)	(3)	-	-
Balance as at end of year	-	23	-	-
Cost	141	144	-	-
Accumulated amortisation and impairment	(141)	(121)	-	-
Carrying amount	-	23	-	-
Total intangible assets	11,497	11,953	9,630	9,687

Goodwill has been allocated to the following CGUs1:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Consumer	3,359	4,060	3,144	3,144
Business	3,205	3,860	3,022	3,213
Westpac Institutional Bank	487	487	487	487
New Zealand	488	488	-	-
Specialist Businesses	858	-	75	-
Total goodwill	8,397	8,895	6,728	6,844

In addition, brand names of $670 million for the Group have been allocated as $382 million to Consumer, $286 million to Business and $2 million to Specialist Businesses as at 30 September 2020 (2019: $382 million to Consumer and $288 million to Business). Brand names of $636 million for the Parent Entity have been allocated as $350 million to Consumer and $286 million to Business as at 30 September 2020 and 30 September 2019.

1.	On 4 May 2020, the Group announced the creation of a new operating segment, Specialist Businesses, which includes businesses that were previously part of Consumer and Business operating segments (refer to Note 2). As a result, the Group’s CGUs have been reassessed and goodwill reallocated accordingly. This Specialist Businesses segment includes a number of individual CGUs (Superannuation, Platforms, Investments, General Insurance, Life Insurance, Lenders Mortgage Insurance, and Auto and Vendor Finance) to which goodwill has been allocated. The carrying amount of goodwill allocated to these individual CGUs is not significant compared to total goodwill.

308	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 25. Intangible assets (continued)

Impairment testing and results

Impairment testing is performed at least once a year, or whenever there is an indication of impairment, by comparing the recoverable amount of each CGU with the carrying amount. The primary test for the recoverable amount is determined based on value-in-use which refers to the present value of expected cash flows under its current use. Fair value less costs to sell was also considered for those CGUs where value-in-use was lower than carrying value. In these cases, there was no change to the result of the impairment test.

In the current year the Group recognised goodwill impairment of $498 million for the Group and $116 million for the Parent Entity from Specialist Businesses CGUs. The goodwill impairment recognised for the Life Insurance CGU was $374 million for the Group (Parent Entity: nil) and for the Auto and Vendor Finance CGU was $124 million for the Group (Parent Entity: $116 million). No goodwill remains for these CGUs.

The impairment of goodwill resulted from our macroeconomic outlook and lower forecast profitability as well as goodwill being allocated at a lower level to individual business levels within the specialised business division. This allocation reflects the discrete nature of these businesses and the level at which goodwill has been monitored by management.

Significant assumptions used in recoverable amount calculations

The assumptions made for goodwill impairment testing for each relevant significant CGU are provided in the following table and are based on past experience and management’s expectations for the future. In the current year and given the present economic environment, the Group has reassessed these assumptions and revised them where necessary in order to provide a reasonable estimate of the value-in-use of the CGUs and Group.

	Discount rate		Cash flows
	Group’s equity rate/ Group’s adjusted pre-tax equity rate		Forecast period/ terminal growth rate
	2020	2019	2020	2019
Westpac Institutional Bank	11.0% / 14.4%	11.0% / 15.7%	5 years / 2%	2 years / 0%
New Zealand	11.0% / 14.5%	11.0% / 15.3%	3 years / 2%	2 years / 0%
All other significant CGUs	11.0% / 15-15.2%	11.0% / 15.7%	3 years / 2%	2 years / 0%

The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

The cash flows used are based on management approved forecasts. These forecasts utilise information about current and future economic conditions, observable historical information and management expectations of future business performance. The terminal value growth rate represents the growth rate applied to extrapolate cash flows beyond the forecast period and reflects the lower end of the RBA’s target long-term inflation rate band.

For all CGUs other than Westpac Institutional Bank, the recoverability of goodwill is not reliant on any one particular assumption. Refer to the sensitivity analysis below for details regarding Westpac Institutional Bank.

Sensitivity analysis

The table below shows a sensitivity analysis for Westpac Institutional Bank which has no impairment of goodwill but for which a reasonable possible change in assumptions would result in impairment. This sensitivity analysis assumes the specific assumption moves in isolation while all other assumptions are held constant and presents the change in key assumptions required to reduce any headroom to nil. Whilst remaining a good business with a strong franchise, Westpac Institutional Bank’s forecasts are responsive to a decrease in cash flows resulting from increased impairment from credit losses, higher than forecast expenses, higher capital retention requirements, or from lower than assumed interest margins. To address the uncertainty resulting from these assumptions, a range of probability weighted scenarios were used to calculate the recoverable amount.

		Change required to assumption to reduce headroom to nil
Consolidated and Parent Entity	Headroom	Increase in discount rate	Decrease in cash flows	Decrease in terminal
	$m	(bps)	(%)	growth rate (bps)
Westpac Institutional Bank	578	56	6.2	76

WESTPAC GROUP 2020 ANNUAL REPORT	309

Notes to the financial statements

Note 26. Lessee disclosures

Accounting policy

Accounting policy for 30 September 2020 under AASB 16

At the lease commencement date (or the inception date for certain leases), a right-of-use (ROU) asset and a lease liability are recognised in the balance sheet for all leases with the exception of short term leases (12 months or less) and low value leases (underlying asset is less than A$10,000).

ROU asset

The ROU asset is initially measured at cost being the amount of the initial measurement of the lease liability, plus any payments made at or before the commencement date, initial direct costs and estimated make-good costs, less any lease incentives received. It is subsequently measured at cost less accumulated depreciation and impairment losses. The asset is also adjusted for any subsequent remeasurement of the lease liability (refer below).

Depreciation expense is recognised in operating expenses on a straight-line basis over the lease term.

Lease liability

The lease liability is initially measured at the present value of the future lease payments using a discount rate based on Westpac’s incremental borrowing rate. It is subsequently increased by interest, reduced by principal payments and remeasured for any reassessment or lease modification.

The lease liability may be remeasured in certain circumstances. For Westpac’s leases, it is expected that the lease liability will only be required to be remeasured to reflect a change in the Group’s assessment of the exercise of an extension option (refer below) or for a change in future lease payments for a change in rate or index.

Interest expense is recognised in net interest income on an effective yield basis.

Lease term

Extension options are included in a number of lease contracts. The extension options are only included in the lease term if the lease is reasonably certain to be extended, which is assessed by the Group at the lease commencement date. The assessment is reviewed if a significant event or significant change in circumstances occurs which affects this assessment and is within the control of the Group.

A reassessment of the lease term (to determine whether it has become ‘reasonably certain’ that an extension option will be exercised) must be undertaken for each of the Group’s property and technology leases at a specific point prior to the lease expiry date. The reassessment point, which is generally based on the option exercise window, will vary in each jurisdiction.

Scope exemptions

For certain short-term and low value leases, lease payments are recognised in operating expenses on a straight-line basis over the lease term.

Accounting policy for 30 September 2019 under AASB 117

An operating lease under AASB 117 is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor.

Where the Group is the lessee, lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

310	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 26. Lessee disclosures (continued)

Westpac leases various commercial and retail premises and related property and equipment. The ROU asset recognised as a result of these lease arrangements is included in property and equipment in the balance sheet and detailed in the following table:

ROU assets

$m	Property	Other	Total
Consolidated
Balance at 30 September 2019	-	-	-
Impact on adoption of AASB 16	2,686	492	3,178
Restated opening balance	2,686	492	3,178
Additions	354	16	370
Depreciation	(506)	(124)	(630)
Other	-	-	-
Balance at 30 September 2020	2,534	384	2,918
Parent Entity
Balance at 30 September 2019	-	-	-
Impact on adoption of AASB 16	2,432	456	2,888
Restated opening balance	2,432	456	2,888
Additions	319	16	335
Depreciation	(455)	(112)	(567)
Other	(5)	1	(4)
Balance at 30 September 2020	2,291	361	2,652

Lease liabilities

Lease liabilities included in other liabilities in the balance sheet were:

$m	Consolidated	Parent Entity
Lease liabilities - property	2,538	2,309
Lease liabilities - other	387	363
Total lease liabilities as at 30 September 2020	2,925	2,672

The following table presents the future contractual undiscounted cash flows relating to lease liabilities by remaining contractual maturity based on the requirements AASB 16 applicable for the current period:

$m	Consolidated	Parent Entity
Up to one year	568	515
Over 1 year to 5 years	1,537	1,415
Over 5 years	1,101	997
Total undiscounted lease liabilities as at 30 September 2020	3,206	2,927

As comparatives have not been restated on the adoption of AASB 16, the table below presents the operating lease commitments by remaining contractual maturity based on the requirements of AASB 117 applicable for the prior year:

$m	Consolidated	Parent Entity
Up to one year	608	555
Over 1 year to 5 years	1,716	1,583
Over 5 years	1,421	1,305
Total undiscounted lease liabilities as at 30 September 2019	3,745	3,443

The total cash outflow for the year ended 30 September 2020 for leases was $607 million for Group and $555 million for Parent Entity.

WESTPAC GROUP 2020 ANNUAL REPORT	311

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

Employee benefits – long service leave provision

Long service leave is granted to certain employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the payments factor in expected employee service periods and average salary increases which are then discounted.

Employee benefits – annual leave and other employee benefits provision

The provision for annual leave and other employee benefits (including wages and salaries, inclusive of non-monetary benefits, and any associated on-costs (e.g. payroll tax)) is calculated based on expected payments.

Provision for impairment on credit commitments

The Group is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for impairment is calculated using the same methodology as the provision for ECL (refer to Note 13).

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

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless the outflow of economic resources is remote.

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

Contingent assets

Contingent assets are possible assets whose existence will be confirmed only by uncertain future events. Contingent assets are not recognised in the balance sheet but are disclosed if an inflow of economic benefits is probable.

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

Provisions carried for long service leave are supported by an independent actuarial report.

312	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

		Annual
		leave	Litigation	Provision for			Compliance,
	Long	and other	and non-	impairment	Lease		regulation and
	service	employee	lending	on credit	restoration	Restructuring	remediation
$m	leave	benefits	losses	commitments	obligations	provisions	provisions	Total
Consolidated
Balance at 30 September 2019	456	614	38	305	24	160	1,572	3,169
Additions	95	795	1,391	225	197	126	1,107	3,936
Utilisation	(40)	(794)	(46)	-	(12)	(110)	(567)	(1,569)
Reversal of unutilised provisions	-	(19)	(9)	-	(1)	-	(217)	(246)
Other	-	-	(3)	-	-	-	-	(3)
Balance at 30 September 2020	511	596	1,371	530	208	176	1,895	5,287
Parent Entity
Balance at 30 September 2019	428	557	23	275	24	160	1,513	2,980
Additions	92	749	1,358	204	166	92	1,052	3,713
Utilisation	(38)	(747)	(34)	-	(10)	(110)	(537)	(1,476)
Reversal of unutilised provisions	-	(19)	(3)	-	(1)	-	(210)	(233)
Other	-	-	(1)	-	-	-	-	(1)
Balance at 30 September 2020	482	540	1,343	479	179	142	1,818	4,983

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2020:

•	$22 million (2019: $22 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
•	$7 million (2019: $7 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
•	$6 million (2019: $6 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
•	$1 million (2019: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
•	$Nil (2019: $nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
•	$1 million (2019: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
•	$1 million (2019: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

Provisions

Litigation and non-lending loss provisions

A provision for a penalty in relation to the AUSTRAC civil proceedings.

On 24 September 2020, Westpac announced that it had reached an agreement with AUSTRAC to resolve the civil penalty proceedings commenced by AUSTRAC on 20 November 2019, subject to Court approval. Under the agreement, the parties agreed to file with the Court a Statement of Agreed Facts and Admissions, and to recommend to the Court that Westpac pay a civil penalty of $1.3 billion in relation to the admitted contraventions of the AML/CTF Act. Westpac also agreed to pay AUSTRAC’s legal costs of $3.75 million. The settlement was approved by the Court on 21 October 2020 and the penalty and AUSTRAC’s legal costs are to be paid within 28 calendar days of this date.

In light of the above developments, Westpac has increased the provision in respect of the penalty from $900 million provided for in the First Half 2020 results to $1.3 billion and has also provided for AUSTRAC’s legal costs.

WESTPAC GROUP 2020 ANNUAL REPORT	313

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Westpac is defending a class action proceedings filed by Phi Finney McDonald in Australia relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The claims are brought on behalf of certain shareholders who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. It does not identify the amount of any damages sought, however given the time period in question and the nature of the claims it is likely that the damages which will be alleged will be significant. No provision has been recognised in relation to this potential exposure.

Compliance, regulation and remediation provisions

Provisions for the Full Year 2020 in respect of compliance, regulation and remediation include:

•	estimated customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners;
•	estimated customer refunds associated with certain ongoing advice service fees charged by authorised representatives of the Group’s wholly owned subsidiaries Securitor Financial Group Limited (Securitor) and Magnitude Group Pty Ltd (Magnitude);
•	refunds for certain Consumer and Business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans; and
•	refunds to certain customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act 2009 (Cth).

Certain compliance, regulation and remediation provisions are described further as follows:

Estimated customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners

At balance date, Westpac has a provision of $112 million for customer refunds associated with certain ongoing advice service fees charged by the Group’s salaried financial planners during the period 2008 to 2018. A number of estimates and judgements continue to be applied in measuring the provision at FY20. The provision includes estimated interest and estimated program costs.

Ongoing advice service fees charged by authorised representatives of Securitor and Magnitude.

At balance date, Westpac has a provision of $646 million relating to estimated customer remediation costs (including interest on refunded fees and additional costs to run the remediation program) where customers of authorised representatives of the Group’s wholly owned subsidiaries Securitor and Magnitude paid ongoing advice service fees to those representatives and where it is not clear that the services were provided. The ongoing advice service fees were charged during the period from 2008 to 2018. At balance date, A number of estimates and judgements continue to be applied in measuring the provision at 30 September 2020.

It is possible that the final outcome could be below or above the provision, if the actual outcome differs from the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Restructuring provisions

The Group carries restructuring provisions in relation to changes in business restructures primarily for separation and redundancy costs.

Lease restoration obligations

The addition to the lease restoration provision reflects a reassessment of the cost of making good leasehold premises at the end of the Group’s property leases. The increase in the expected make-good cost has been treated as an addition to the right-of-use asset and is being depreciated over the remaining life of those assets.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resource is remote.

Regulatory investigations, reviews and inquiries

Regulators, statutory authorities and other bodies routinely conduct investigations, reviews and inquiries involving the financial services sector, both in Australia and overseas. These regulatory actions may consider a range of subject matter, and in Australia, a number of regulatory investigations and reviews are currently considering potential misconduct in credit and financial services.

Domestic regulators such as ASIC, APRA, ACCC, AUSTRAC, the OAIC, the ATO and the Fair Work Ombudsman, as well as certain international regulators such as the Reserve Bank of New Zealand, Financial Markets Authority in New Zealand, Hong Kong Monetary Authority, Monetary Authority of Singapore and National Futures Association are also currently conducting investigations (some of which are industry-wide) involving the Group.

Two specific areas of investigation undertaken by ASIC are:

314	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

•	Ongoing advice services – A current set of regulatory actions involve investigations by ASIC into alleged ‘fee for no service’ activity. The first relates to ongoing advice services provided by the Group’s former salaried financial planners and by authorised representatives of the Group’s wholly owned subsidiaries Securitor and Magnitude and whether the corresponding ongoing advice was provided in all circumstances. The second relates to advice service fees charged or deducted from some customer accounts (including platform and superannuation accounts) following the death of the relevant account holder. ASIC’s investigations relate to the periods between 2010 and 2019.

ASIC commenced both of these investigations in 2019 and is examining a range of matters, including whether Westpac had appropriate systems and processes in place to ensure that customers received the advice services that they had paid for, and the processes for ensuring ongoing fees were terminated quickly enough following the death of some members. The Group is continuing to cooperate fully with ASIC’s investigations and remediate affected accounts where appropriate. To date, ASIC has commenced a number of civil penalty proceedings against other financial entities in relation to fee for no service activity.

•	Consumer credit insurance - ASIC is also investigating Westpac’s past sales practices in relation to Consumer Credit Insurance (CCI). This investigation follows ASIC’s industry-wide review of CCI sales practices between the period 2011 and 2018.

Westpac ceased selling CCI products in branch and contact centre channels in November 2018, and ceased online sales in June 2019. ASIC’s investigation is a separate matter to the Federal Court class action proceedings commenced against Westpac, Westpac General Insurance Limited and Westpac Life Insurance Services Limited. Further information about this class action is set out in the ‘Litigation’ section below.

In addition, there are investigations covering a range of other matters (some of which are industry-wide) that involve or may involve the Group in the future, including:

•	the provision of financial advice, including whether personal advice obligations have been complied with and the conduct of financial planners;

•	financial markets conduct, including market activity prior to entering into interest rate swaps with certain customers; Westpac’s practices relating to selling unsecured debt; and the adequacy of fee disclosure charged for our products and services; and

•	other areas such as responsible lending, residential mortgages, credit portfolio management, general insurance, the provision of superannuation (including insurance in superannuation), privacy and information governance, competition law conduct and anti-money laundering and counter-terrorism financing processes and procedures.

The Group has not received any indication of what (if any) action regulators will take following the conclusion of the investigations set out above. No provisions have yet been made in relation to any financial penalty that might arise in the event that regulators were to pursue enforcement proceedings, as any potential future liability of that kind cannot be reliably estimated at this time.

These investigations may result in litigation (including class action proceedings), fines and penalties, infringement notices, enforceable undertakings, imposition of capital requirements, licence revocation or variation, or other action being taken by regulators or other parties. Given the size of Westpac, these investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties.

Litigation

There are ongoing Court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below. Except as otherwise stated, no provision has been recognised in relation to the matters below because liability is not certain and cannot be reliably estimated.

Regulatory litigation

•	On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. The litigation has recently gone through an appeal process, with the most recent appeal being brought by Westpac in the High Court of Australia. The judgment will relate to whether BTFM and WSAL each provided personal advice on relevant telephone calls made to 14 of the 15 specific customers (who were the focus of the claim) and consequentially contravened the Corporations Act 2001 (Cth) (including section 912A(1)(a)).

•	On 20 August 2020, ASIC commenced proceedings in the Federal Court against BTFM and Asgard Capital Management Limited (ACML), in relation to an issue that was a case study in the Financial Services Royal Commission. The allegations concern the inadvertent charging of financial adviser fees to 404 customers totalling $130,006 after a request had been made to remove the financial adviser from the customers’ accounts. The issue was self-reported to ASIC in 2017 and customers have been remediated. BTFM and ACML accept the allegations made by ASIC and do not intend to defend the proceedings. Westpac is now working through the relevant Court procedural steps to try to bring the matter to a resolution.

WESTPAC GROUP 2020 ANNUAL REPORT	315

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Class actions

The Group is currently defending the following five class actions:

•	On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since February 2011, obtained insurance issued by WLIS on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers’ clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. The matter has been set down for an initial trial in May 2021. The damages sought are unspecified.

•	On 5 September 2019, a class action against BTFM and WLIS was commenced in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions. It is alleged that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The damages sought are unspecified.

•	A class action proceeding was commenced in December 2019 in the Federal Court of Australia, on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which are the subject of the recent AUSTRAC proceedings. The damages sought are unspecified. However, given the time period in question and the nature of the claims it is likely that the damages which will be alleged will be significant.

•	On 28 February 2020, a class action was commenced against Westpac, Westpac General Insurance Limited and WLIS in the Federal Court of Australia in relation to Westpac’s sale of CCI. The claim follows other industry class actions. It is alleged that the three entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought are unspecified. Westpac no longer sells CCI products.

•	On 16 July 2020, a class action was commenced against Westpac and St George Finance Limited (SGF) in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of two class actions commenced against a number of lenders in the auto finance industry. It is alleged that Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Another law firm publicly announced in July 2020 that it is preparing to commence a class action against Westpac entities for similar conduct. Westpac has not paid flex commissions since 1 November 2018 following an industry-wide ban issued by ASIC.

Westpac is aware from media reports and other publicly available material that other class actions against Westpac entities are being investigated. In July 2020, one law firm publicly stated that it intends to commence a class action against BTFM alleging that since 2014, BTFM did not act in the best interests of members of certain superannuation funds when obtaining group insurance policies. In August 2020, another law firm announced that it is investigating claims on behalf of persons who in the past 6 years acquired, renewed or continued to hold a financial product (including life insurance) on the advice or recommendation of a financial adviser from Magnitude, Securitor or Westpac. Westpac does not have any further information about the proposed claims beyond the public statements issued by the law firms involved.

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These internal reviews continue to identify a number of issues in respect of which we are taking steps or will take steps to put things right so that our customers are not at a disadvantage from certain past practices, including making compensation/remediation payments to customers and providing refunds where identified. These issues include compliance with lending obligations (including responsible lending) which is an area of industry focus, the provision of credit in accordance with the National Consumer Credit Protection Act 2009 (Cth), the charging of certain Wealth fees, the processing of corporate actions, reviewing third party remuneration arrangements and the way some product terms and conditions are operationalised. By undertaking these reviews we can also improve our processes and controls.

An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Contingent liabilities may exist in respect of actual or potential claims (which could be brought by customers or regulators), compensation/remediation payments and/or refunds identified as part of these reviews.

316	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 27. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Australian Financial Complaints Authority

Contingent liabilities may also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced and, up until 30 June 2020, could also consider customer complaints dating back to 1 January 2008.

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

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including FX). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

•	letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and

•	guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee is capped at $40 million per year and can only be utilised if the entity concerned becomes legally obliged to pay for a claim under the relevant licence. The Parent Entity has a right to recover any funds payable under the guarantees from the relevant subsidiary.

WESTPAC GROUP 2020 ANNUAL REPORT	317

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

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual liquidity and credit risk exposure varies in line with amounts drawn and may be less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 21 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Undrawn credit commitments
Letters of credit and guarantees[1]	12,610	15,150	12,069	14,583
Commitments to extend credit[2]	184,064	176,002	159,644	153,716
Other	267	188	266	188
Total undrawn credit commitments	196,941	191,340	171,979	168,487

Consolidated 2020	Up to	Over 1 year	Over 3 years	Over
$m	1 year	to 3 years	to 5 years	5 years	Total
Letters of credit and guarantees	5,909	3,709	492	2,500	12,610
Commitments to extend credit	71,350	33,832	13,428	65,454	184,064
Other	-	-	67	200	267
Total undrawn credit commitments	77,259	37,541	13,987	68,154	196,941

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

1.	Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.
2.	Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2020, the Group had offered $4.9 billion (2019: $5.0 billion) of facilities to customers, which had not yet been accepted.

318	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

CAPITAL AND DIVIDENDS

Note 28. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share, net of directly attributable issue costs. Treasury shares are shares in the Parent Entity, purchased by the Parent Entity or other entities within the Group. These shares are adjusted against share capital as the net of the consideration paid to purchase the shares and, where applicable, any consideration received from the subsequent sale or reissue of these shares.

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

Debt securities at FVOCI reserve (30 September 2019 onwards - AASB 9)

This reserve was established on adoption of AASB 9 and comprises the changes in fair value of debt securities measured at FVOCI (except for interest income, impairment charges and FX gains and losses which are recognised in the income statement), net of any related hedge accounting adjustments and tax. These changes are transferred to non-interest income in the income statement when the asset is disposed.

Equity securities at FVOCI reserve (30 September 2019 onwards - AASB 9)

This reserve was established on adoption of AASB 9 and comprises the changes in fair value of equity securities measured at FVOCI, net of tax. These changes are not transferred to the income statement when the asset is disposed.

Available-for-sale securities reserve (30 September 2018 - AASB 139)

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

The amount recorded in other reserves reflects the difference between the amount by which NCI are adjusted and the fair value of any consideration paid or received.

WESTPAC GROUP 2020 ANNUAL REPORT	319

Notes to the financial statements

Note 28. Shareholders’ equity (continued)

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Share capital
Ordinary share capital, fully paid	40,509	37,508	40,509	37,508
Treasury shares held for RSP[1]	(618)	(572)	(618)	(572)
Other treasury shares held[2]	55	19	(3)	(3)
Total treasury shares held	(563)	(553)	(621)	(575)
Total share capital	39,946	36,955	39,888	36,933
NCI	51	53	-	-

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2020	2019
Opening balance	3,489,928,773	3,434,796,711
Share issuances[3]	110,919,861	-
Dividend reinvestment plan[4]	10,836,236	55,132,062
Closing balance	3,611,684,870	3,489,928,773

Ordinary shares purchased and sold on market

	2020
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	931,524	26.46
RSP[5]	1,931,521	24.06
Westpac Performance Plan (WPP) - share rights exercised	175,957	26.00
As treasury shares:
Treasury shares purchased	114,376	24.52
Treasury shares sold	(1,835,908)	20.23
Net number of ordinary shares purchased/(sold) on market	1,317,470

For details of the share-based payment arrangements refer to Note 33.

1.	2020: 4,588,277 unvested shares held (2019: 4,784,213).
2.	2020: Nil shares held (2019: 1,721,532).
3.	The average price per share for the share issuance was $24.81.
4.	The price per share for the issuance of shares in relation to the dividend reinvestment plan for the 2019 final dividend was $25.17 (2019: 2019 interim dividend was $27.36 and 2018 final dividend was $25.82).
5.	Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

320	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 28. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Available-for-sale securities reserve
Balance as at beginning of year	-	37	-	24
Impact on adoption of AASB 9	-	(37)	-	(24)
Balance as at end of year	-	-	-	-
Debt securities at FVOCI reserve
Balance as at beginning of year	(22)	-	(25)	-
Impact on adoption of AASB 9	-	33	-	25
Net gains/(losses) from changes in fair value	360	(47)	292	(40)
Income tax effect	(96)	12	(77)	10
Transferred to income statements	(79)	(29)	(79)	(29)
Income tax effect	15	8	15	8
Loss allowance on debt securities measured at FVOCI	2	-	2	-
Exchange differences	(3)	1	(3)	1
Balance as at end of year	177	(22)	125	(25)
Equity securities at FVOCI reserve
Balance as at beginning of year	17	-	(1)	-
Impact on adoption of AASB 9	-	6	-	1
Net gains/(losses) from changes in fair value	(21)	11	1	(2)
Balance as at end of year	(4)	17	-	(1)
Share-based payment reserve
Balance as at beginning of year	1,642	1,534	1,533	1,425
Share-based payment expense	78	108	78	108
Balance as at end of year	1,720	1,642	1,611	1,533
Cash flow hedge reserve
Balance as at beginning of year	(129)	(125)	(65)	(69)
Net gains/(losses) from changes in fair value	(95)	(203)	(28)	(121)
Income tax effect	28	60	9	36
Transferred to income statements	218	197	150	128
Income tax effect	(64)	(58)	(46)	(39)
Balance as at end of year	(42)	(129)	20	(65)
Foreign currency translation reserve
Balance as at beginning of year	(179)	(351)	(145)	(307)
Exchange differences on translation of foreign operations	(177)	311	(148)	214
Gains/(losses) on net investment hedges	9	(129)	17	(52)
Transferred to income statements	55	(10)	55	-
Balance as at end of year	(292)	(179)	(221)	(145)
Other reserves
Balance as at beginning of year	(18)	(18)	41	41
Transactions with owners	3	-	-	-
Balance as at end of year	(15)	(18)	41	41
Total reserves	1,544	1,311	1,576	1,338

WESTPAC GROUP 2020 ANNUAL REPORT	321

Notes to the financial statements

Note 29. Capital adequacy

APRA measures an ADI’s regulatory capital using three measures:

Level of capital	Definition
Common Equity Tier 1 Capital (CET1)	Comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.
Tier 1 Capital	The sum of CET1 and AT1 Capital. AT1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics.
Total Regulatory Capital	The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

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

APRA announcements on capital

On 29 July 2020, APRA released further capital management guidance for ADIs1. This guidance included APRA’s expectation that for 2020, ADIs will retain at least half of their earnings, actively use dividend reinvestment plans (DRPs) and/or other capital management initiatives to at least partially offset the diminution in capital from distributions and conduct regular stress testing to inform decision-making and demonstrate ongoing lending capacity. APRA also committed to ensuring that any rebuild of capital buffers, if required, will be conducted in a gradual manner. APRA noted that the implementation of the Basel III capital reforms, which will embed the ‘unquestionably strong’ level of capital in the framework, has been postponed to 1 January 2023.

Further details of APRA’s regulatory changes are set out in the Significant Developments section of the 2020 Annual Report.

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through the Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;
•	consideration of both regulatory and economic capital requirements;
•	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and
•	consideration of the perspective of external stakeholders including rating agencies as well as equity and debt investors.

During the period of disruption caused by COVID-19, Westpac is operating with the following principles in relation to capital:

•	prioritise maintaining capital strength;
•	retain capital to absorb further downside on credit quality and acknowledge a high degree of uncertainty regarding the length and depth of this stress;
•	allow for capital flexibility to support lending to customers; and
•	in line with APRA guidance, Westpac will seek to maintain a buffer above the regulatory minimum (currently at least 8% for D-SIBs including Westpac) and may utilise some of the “unquestionably strong” buffer. At 30 September 2020, the CET1 buffer above the regulatory minimum of 8% is $13.7 billion.

1.	Letter to Authorised Deposit Taking Institutions - Capital Management, 29 July 2020.

322	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 29. Capital adequacy (continued)

These principles take into consideration:

•	current regulatory capital minimums and the capital conservation buffer (CCB), which together are the Total CET1 Requirement. In line with the above, the Total CET1 Requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs[1,2];
•	stress testing to calibrate an appropriate buffer against a downturn; and
•	quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Westpac will revise its target capital levels once the medium to longer term impacts of COVID-19 are clearer and APRA’s review of the capital adequacy framework is finalised.

Note 30. Dividends

	Consolidated		Parent Entity
$m	2020	2019	2018	2020	2019
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 31 cents per share (2019: 80 cents, 2018: 94 cents) all fully franked at 30%	1,120	2,791	3,227	1,120	2,792
Total dividends not recognised at year end	1,120	2,791	3,227	1,120	2,792

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP).

The Board has decided to issue new shares to satisfy the DRP for the 2020 final dividend and to apply a 1.5% discount to the market price used to determine the number of shares issued under the DRP. The market price used to determine the number of shares issued under the DRP will be set over the 15 trading days commencing 17 November 2020.

Westpac has also entered into an agreement to underwrite the DRP to the full amount of the 2020 final dividend.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits

Australian franking credits available to the Parent Entity for subsequent years are $3,448 million (2019: $1,558 million, 2018: $1,357 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2020 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2019: NZ$0.07, 2018: NZ$0.07) per share will be attached to the proposed 2020 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$980 million (2019: NZ$860 million, 2018: NZ$530 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

1.	Noting that APRA may apply higher CET1 requirements for an individual ADI.
2.	If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they faces restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

WESTPAC GROUP 2020 ANNUAL REPORT	323

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

The following table includes the principal controlled entities of the Group as at 30 September 2020.

Name	Country of incorporation	Name	Country of incorporation
Advance Asset Management Limited	Australia	Westpac Financial Services Group Limited	Australia
Asgard Capital Management Limited	Australia	Westpac General Insurance Services Limited	Australia
Asgard Wealth Solutions Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac Life-NZ-Limited	New Zealand
BT Funds Management Limited	Australia	Westpac New Zealand Group Limited	New Zealand
BT Portfolio Services Limited	Australia	Westpac New Zealand Limited	New Zealand
Capital Finance Australia Limited	Australia	Westpac NZ Covered Bond Limited[1]	New Zealand
Crusade Trust No.2P of 2008	Australia	Westpac NZ Securitisation Limited[1]	New Zealand
Series 2008-IM WST Trust	Australia	Westpac Securities NZ Limited	New Zealand
Westpac Covered Bond Trust	Australia	Westpac Term Pie Fund[2]	New Zealand
Westpac Equity Holdings Pty Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea

1.	The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.
2.	The Group has funding agreements in place with this entity and is deemed to have exposure to the associated risks and rewards. The entity is consolidated as the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

324	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 31. Investments in subsidiaries and associates (continued)

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

•	Westpac Cash PIE Fund;
•	Westpac Notice Saver PIE Fund; and
•	Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2020	2019
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

Non-controlling interests

Details of the balance of NCIs are set out in Note 28. There are no NCIs that are material to the Group.

Significant restrictions

There were no significant restrictions on the ability to transfer cash or other assets, pay dividends or other capital distributions, provide or repay loans and advances between the entities within the Group subject to local regulatory requirements. There were also no significant restrictions on Westpac’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of NCIs.

Associates

There are no associates that are material to the Group. During the year ended 30 September 2020, Westpac ceased to exert significant influence over Zip Co Limited and this investment is now recognised at FVIS. As a result the Group recognised a gain on derecognition of associate in non-interest income of $316 million (Refer to Note 4).

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2020

No businesses were sold in the year ended 30 September 2020

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

Details of the assets and liabilities which the Group ceased to control are provided in Note 37.

WESTPAC GROUP 2020 ANNUAL REPORT	325

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

The Group’s main interests in unconsolidated structured entities, which arise in the normal course of business, are:

Trading securities	The Group actively trades interests in structured entities and normally has no other involvement with the structured entity. The Group earns interest income on these securities and also recognises fair value changes through trading income in non-interest income.
Investment securities	The Group holds mortgage-backed securities for liquidity purposes and the Group normally has no other involvement with the structured entity. These assets are highly-rated, investment grade and eligible for repurchase agreements with the RBA or another central bank. The Group earns interest income and net gains or losses on selling these assets are recognised in the income statements.
Loans and other credit commitments	The Group lends to unconsolidated structured entities, subject to the Group’s collateral and credit approval processes, in order to earn interest and fee income. The structured entities are mainly property trusts, securitisation entities and those associated with project and property financing transactions.
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

326	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 32. Structured entities (continued)

The following tables show the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

•	For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value; and

•	For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

	Investment in
	third party
	mortgage and			Interest
	other	Financing to	Group	in other
Consolidated 2020	asset-backed	securitisation	managed	structured
$m	securities[1]	vehicles	funds	entities	Total
Assets
Trading securities and financial assets measured at FVIS	1,526	-	-	34	1,560
Investment securities	6,105	-	-	-	6,105
Loans	-	20,094	-	16,955	37,049
Life insurance assets	-	-	204	129	333
Other assets	-	-	52	-	52
Total on-balance sheet exposures	7,631	20,094	256	17,118	45,099
Total notional amounts of off-balance sheet exposures	-	6,122	44	7,768	13,934
Maximum exposure to loss	7,631	26,216	300	24,886	59,033
Size of structured entities[2]	59,324	26,216	67,423	40,209	193,172

	Investment in
	third party
	mortgage and			Interest
	other	Financing to	Group	in other
Consolidated 2019	asset-backed	securitisation	managed	structured
$m	securities[1]	vehicles	funds	entities	Total
Assets
Trading securities and financial assets measured at FVIS	1,827	-	-	282	2,109
Investment securities	6,940	-	-	-	6,940
Loans	-	20,979	9	22,817	43,805
Life insurance assets	-	-	4,885	1,879	6,764
Other assets	-	-	54	-	54
Total on-balance sheet exposures	8,767	20,979	4,948	24,978	59,672
Total notional amounts of off-balance sheet exposures	-	5,157	102	10,086	15,345
Maximum exposure to loss	8,767	26,136	5,050	35,064	75,017
Size of structured entities[2]	66,015	26,136	71,538	98,983	262,672

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

1.	The Group’s interests in third party mortgage and other asset-backed securities are senior tranches of notes and are investment grade rated.
2.	Represented either by the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

WESTPAC GROUP 2020 ANNUAL REPORT	327

Notes to the financial statements

OTHER

Note 33. Share-based payments

Accounting policy

The Group enters into various share-based payment arrangements with its employees as a component of overall compensation for services provided. Share-based payment arrangements comprise rights to receive shares for free (share rights) and restricted shares (issued at no cost). Share-based payment arrangements typically require a specified period of continuing employment (the service period or vesting period) and may include performance targets (vesting conditions). Specific details of each arrangement are provided below.

Share-based payments must be classified as either cash-settled or equity-settled arrangements. The Group’s significant arrangements are equity-settled, as the Group is not obliged to settle in cash.

Share rights

Share rights are equity-settled arrangements. The fair value is measured at grant date and is recognised as an expense over the service period, with a corresponding increase in the share-based payment reserve in equity.

The fair value of share rights are estimated at grant date using a binomial/Monte Carlo simulation pricing model which incorporates the vesting and market-related performance targets of the grants. The fair value of share rights excludes non-market vesting conditions such as employees’ continuing employment by the Group. The non-market vesting conditions are instead incorporated in estimating the number of share rights that are expected to vest and are therefore recognised as an expense. At each reporting date the non-market vesting assumptions are revised and the expense recognised each year takes into account the most recent estimates. The market-related assumptions are not revised each year as the fair value is not re-estimated after the grant date.

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

	Westpac Long Term Variable		Restricted Share Plan	Employee Share Plan
Scheme name	Reward Plan (LTVR)	Westpac Performance Plan (WPP)	(RSP)	(ESP)
Type of share-based payment	Share rights (allocated at no cost).	Share rights (allocated at no cost).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term incentives for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Shares rights	Nil	Nil	n/a	n/a

328	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 33. Share-based payments (continued)

	Westpac Long Term Variable		Restricted Share Plan	Employee Share Plan
Scheme name	Reward Plan (LTVR)	Westpac Performance Plan (WPP)	(RSP)	(ESP)
Performance hurdles	Relative Total Shareholder return (TSR) over a four year performance period and average cash Return on Equity (cash ROE) over a three year performance period plus one year holding lock, each applying to half of the award (commencing with the 2016 LTVR award)[1].	None	None	None
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years[1]	Defined period set out at time of grant.	Defined period set out at time of grant.	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Vested shares are released from the RSP at the end of the vesting period.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

Each share-based payment scheme is quantified below:

(i) Westpac Long Term Variable Reward Plan (LTVR)

						Outstanding
	Outstanding at	Granted during	Exercised	Lapsed during	Outstanding at	and exercisable at
2020	1 October 2019	the year	during the year	the year	30 September 2020	30 September 2020
Share rights	4,554,589	779,581	-	2,267,844	3,066,326	3,719
Weighted average remaining contractual life	12.3 years				12.4 years
2019	1 October 2018				30 September 2019
Share options	52,350	-	37,831	14,519	-	-
Weighted average exercise price	$23.40	-	$23.40	-	-	-
Share rights	4,712,843	1,169,704	-	1,327,958	4,554,589	3,719

The weighted average fair value at grant date of LTVR share rights issued during the year was $28.44 (2019: $15.62).

1.	For the 2015 LTVR awards, the relative TSR is subject to a four year performance period and cash EPS compound annual growth rate (CAGR) over a three year performance period plus one year holding lock. For awards granted for the periods 2011 to 2014 both the relative TSR and cash EPS CAGR hurdles are subject to a three year performance and vesting period.

WESTPAC GROUP 2020 ANNUAL REPORT	329

Notes to the financial statements

Note 33. Share-based payments (continued)

(ii) Westpac Performance Plan (WPP)

						Outstanding
	Outstanding at	Granted during	Exercised	Lapsed during	Outstanding at	and exercisable at
2020	1 October 2019	the year	during the year	the year	30 September 2020	30 September 2020
Share rights
One-year vesting period	197,888	120,562	75,417	36,792	206,241	90,451
Two-year vesting period	289,909	113,649	79,568	31,049	292,941	55,846
Three-year vesting period	95,249	18,357	20,972	15,786	76,848	17,922
Four-year vesting period	203,420	186,290	-	8,605	381,105	-
Total share rights	786,466	438,858	175,957	92,232	957,135	164,219
Weighted average remaining contractual life	12.8 years				12.8 years
2019	1 October 2018				30 September 2019
Share rights	673,889	385,646	184,043	89,026	786,466	130,946

The weighted average fair value at grant date of WPP share rights issued during the year was $24.68 (2019: $23.08).

(iii) Restricted Share Plan (RSP)

	Outstanding at	Granted during		Forfeited	Outstanding at
Allocation date	1 October 2019	the year	Released	during the year	30 September 2020
Total 2020	4,773,171	2,100,030	2,081,545	402,495	4,389,161
Total 2019	4,189,644	2,861,262	2,214,509	63,226	4,773,171

The weighted average fair value at grant date of RSP shares issued during the year was $23.88 (2019: $25.20).

(iv) Employee Share Plan (ESP)

			Average
			number
			of shares	Total number
	Allocation	Number of	allocated per	of shares	Market	Total
	date	participants	participant	allocated	price per share[1]	fair value
2020	21 November 2019	25,725	38	977,550	$26.20	$25,611,810
2019	23 November 2018	27,245	39	1,062,555	$25.35	$26,935,769

The 2019 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2020 is $28 million (2019: $26 million) and is provided for as other employee benefits.

(v) Other plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans, individually and in aggregate, are not material to the Group in terms of expenses and dilution of earnings.

The names of all persons who hold share options and/or rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 12, 680 George Street, Sydney, New South Wales.

(vi) Fair value assumptions

The fair values of share rights have been independently calculated at their respective grant dates.

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

Other significant assumptions include:

•	a risk free rate of return of 0.8%, applied to TSR-hurdled grants;

•	a dividend yield on Westpac shares of 6.5%, applied to TSR and ROE-hurdled grants;

•	volatility in Westpac’s TSR of 21%, applied to TSR-hurdled grants; and

•	volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

1.    The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

330	WESTPAC GROUP 2020 ANNUAL REPORT

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

The superannuation expense is recognised in operating expenses and remeasurements are recognised through OCI.

Critical accounting assumptions and estimates

The actuarial valuation of plan obligations is dependent upon a series of assumptions, principally price inflation, salary growth, mortality, morbidity, discount rate and investment returns. Different assumptions could significantly alter the valuation of the plan assets and obligations and the resulting remeasurement recognised in OCI and the superannuation cost recognised in the income statement.

Westpac had the following defined benefit plans at 30 September 2020:

Date of last actuarial assessment of
Name of plan	Type	Form of benefit	the funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2018
Westpac New Zealand Superannuation Scheme (WNZS)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2017
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2018
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

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

The defined benefit schemes expose the Group to the following risks:

•	discount rate – reductions in the discount rate would increase the present value of the future payments;

•	inflation rate – increases in the inflation rate would increase the payments to pensioners;

•	investment risk – lower investment returns would increase the contributions needed to offset the shortfall;

•	mortality risk – members may live longer than expected extending the cash flows payable by the Group;

•	behavioural risk – higher proportion of members taking some of their benefits as a pension rather than a lump sum would increase the cash flows payable by the Group; and

•	legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

•	secure attractive long term investment returns; and

•	provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. The funding valuation of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $154 million (2019: $158 million). Current contribution rates are as follows:

•	WGP – contributions are made to the WGP at the rate of 12.1% of members’ salaries;

•	WNZS – contributions are made to the WNZS at the rate of 17% of members’ salaries; and

•	UKSS – not required to make contributions under the 2018 actuarial assessment.

Contributions

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Employer contributions	26	28	26	27
Member contributions	10	11	10	11

Expected employer contributions for the year ended 30 September 2021 are $25 million.

1.      The 30 June 2020 actuarial assessment of the funding status of the WNZS will be available by January 2021. Where applicable, the 30 June 2020 interim valuation data has been used.

WESTPAC GROUP 2020 ANNUAL REPORT	331

Notes to the financial statements

Note 34. Superannuation commitments (continued)

Expense recognised

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Current service cost	44	33	37	43	32
Net interest cost on net benefit liability	8	(2)	1	8	(2)
Total defined benefit expense	52	31	38	51	30

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2020	2019	2020	2019
Benefit obligation at end of the year	2,880	2,799	2,790	2,710
Fair value of plan assets at end of the year	2,350	2,464	2,295	2,405
Net surplus/(deficit)	(530)	(335)	(495)	(305)
Defined benefit surplus[1]	71	73	71	73
Defined benefit deficit[2]	(601)	(408)	(566)	(378)
Net surplus/(deficit)	(530)	(335)	(495)	(305)

The average duration of the defined benefit obligation is 14 years (2019: 14 years).

Significant assumptions

	2020		2019
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	funds	funds	funds	funds
Discount rate	2.6%	0.7%-1.5%	2.6%	1.1%-1.8%
Salary increases	2.7%	3.0%-4.6%	2.4%	3.0%-4.9%
Inflation rate (pensioners received inflationary increase)	1.7%	2.0% - 3.1%	1.4%	2.0%-3.4%
Life expectancy of a 60-year-old male	31.3	28.1-28.2	31.1	27.9-28.1
Life expectancy of a 60-year-old female	34.2	29.5-29.6	34.0	29.3-29.5

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
$m	2020	2019
0.5% decrease in discount rate	230	205
0.5% increase in annual salary increases	19	14
0.5% increase in inflation rate (pensioners receive inflationary increases)	201	188
1 year increase in life expectancy	68	45

Asset allocation

	2020		2019
	Australian	Overseas	Australian	Overseas
$m	funds	funds	funds	funds
Cash	6%	1%	3%	3%
Equity instruments	45%	9%	45%	7%
Debt instruments	25%	4%	28%	5%
Property	8%	1%	10%	1%
Other assets	16%	85%	14%	84%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

1.	The defined benefit surplus is recognised in other assets.

2.	The defined benefit deficit is recognised in other liabilities.

332	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

OTHER

Note 35. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2020	2019	2020	2019
Audit and audit-related fees
Audit fees
PwC Australia	27,667	28,153	27,667	28,025
Overseas PwC network firms	5,295	3,216	705	321
Total audit fees	32,962	31,369	28,372	28,346
Audit-related fees
PwC Australia	4,404	3,569	4,404	3,418
Overseas PwC network firms	107	128	-	2
Total audit-related fees	4,511	3,697	4,404	3,420
Total audit and audit-related fees	37,473	35,066	32,776	31,766
Tax fees
PwC Australia	57	53	57	53
Total tax fees	57	53	57	53
Other fees
PwC Australia	-	70	-	70
Overseas PwC network firms	-	502	-	502
Total other fees	-	572	-	572
Total audit and non-audit fees	37,530	35,691	32,833	32,391

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage PwC on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired and where their expertise and experience with Westpac is important. All services were approved by the Board Audit Committee in accordance with Westpac’s Pre-Approval of Engagement of PricewaterhouseCoopers for Audit or Non-Audit Services Policy.

PwC also received fees of $6.1 million (2019: $7.5 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

WESTPAC GROUP 2020 ANNUAL REPORT	333

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

Superannuation plans

The Group contributed $361 million (2019: $347 million) to defined contribution plans and $26 million (2019: $28 million) to defined benefit plans. Refer to Note 34.

Remuneration of KMP

Total remuneration of the KMP was:

		Post	Other long-
	Short-term	employment	term	Termination	Share-based
$	benefits	benefits	benefits	benefits	payments	Total
Consolidated
2020	22,759,397	967,898	657,375	1,176,487	3,748,106	29,309,263
2019	23,805,197	712,883	36,572	558,984	20,691,480	45,805,116
Parent Entity
2020	21,766,691	873,350	657,375	1,176,487	3,035,423	27,509,326
2019	22,515,477	625,173	36,572	558,984	19,783,900	43,520,106

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest		Number of
	payable for	Closing loan	KMP with
$	the year	balance	loans
2020	549,257	15,779,157	8
2019	672,167	31,718,007	14

334	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 36. Related party disclosures (continued)

Options and share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance options, performance share rights and unhurdled share rights held at 30 September 2020 by the CEO and other key management personnel (including their related parties):

		Number of
	Latest Date of Exercise	Share Rights
Managing Director & Chief Executive Officer
Peter King	Ranges from 1 October 2031 to 1 October 2034	346,795
Group Executives
Rebecca Lim[1]	Ranges from 1 October 2031 to 1 October 2034	220,403
Guilherme Lima	1 October 2034	57,819
Carolyn McCann	Ranges from 1 October 2032 to 2 April 2035	102,207
David McLean	Ranges from 1 October 2022 to 1 October 2034	382,588
Christine Parker	Ranges from 1 October 2031 to 1 October 2034	252,231
Michael Rowland	n/a	-
David Stephen	Ranges from 1 October 2032 to 1 October 2034	364,381
Gary Thursby	Ranges from 1 October 2031 to 1 October 2034	250,336
Les Vance	2 April 2035	22,227
Jason Yetton	2 April 2035	54,213
Acting Group Executives
Richard Burton	n/a	-
Alastair Welsh	n/a	-
Curt Zuber	n/a	-
Former Group Executive
Brian Hartzer	n/a	-
Craig Bright	n/a	-
Lyn Cobley	Ranges from 1 October 2031 to 1 October 2034	319,631
David Lindberg	n/a	-

The Group has not issued any options during the year and there are no outstanding options as at 30 September 2020.

1.	Rebecca Lim was the Group Executive, Legal & Secretariat until 16 December 2019 when she was appointed Enterprise Legal Counsel focusing on AUSTRAC matters. Rebecca Lim resumed her Group General Counsel role when she was appointed the Group General Counsel & Enterprise Executive on 18 May 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	335

Notes to the financial statements

Note 37. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below:

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Net profit for the year	2,292	6,790	8,099	2,658	7,121
Adjustments:
Depreciation, amortisation and impairment	2,473	1,079	1,144	2,142	1,082
Impairment charges	3,371	966	889	2,864	893
Net decrease/(increase) in current and deferred tax	(1,112)	(541)	(96)	(937)	(804)
(Increase)/decrease in accrued interest receivable	239	132	(83)	208	98
(Decrease)/increase in accrued interest payable	(1,260)	(341)	241	(1,143)	(321)
(Decrease)/increase in provisions	1,925	1,143	289	2,003	1,214
Other non-cash items	(693)	(832)	332	(1,114)	(329)
Cash flows from operating activities before changes in operating assets and liabilities	7,235	8,396	10,815	6,681	8,954
Net (increase)/decrease in derivative financial instruments	1,851	7,605	8,584	2,103	6,581
Net (increase)/decrease in life insurance assets and liabilities	(277)	(134)	(230)	-	-
(Increase)/decrease in other operating assets:
Collateral paid	348	(847)	969	329	(755)
Trading securities and other financial assets measured at FVIS	(8,756)	(7,629)	3,492	(8,266)	(7,358)
Loans	18,272	(4,188)	(24,740)	21,273	(3,312)
Other financial assets	273	336	859	283	324
Other assets	70	(13)	10	50	(41)
(Decrease)/increase in other operating liabilities:
Collateral received	(1,096)	1,007	(295)	(1,072)	1,004
Deposits and other borrowings	28,910	1,113	23,928	20,859	963
Other financial liabilities	11,817	1,463	(3,632)	11,866	1,555
Other liabilities	4	(5)	10	(7)	(24)
Net cash provided by/(used in) operating activities	58,651	7,104	19,770	54,099	7,891

336	WESTPAC GROUP 2020 ANNUAL REPORT

Notes to the financial statements

Note 37. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 31.

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Assets:
Cash and balances with central banks	-	3	10	-	-
Trading securities and other financial assets measured at FVIS	-	3	-	-	-
Property and equipment	-	-	2	-	-
Deferred tax assets	-	-	4	-	-
Intangible assets	-	-	15	-	-
Other financial assets	-	3	5	-	-
Total assets	-	9	36	-	-
Liabilities:
Provisions	-	-	2	-	-
Other liabilities	-	-	3	-	-
Total liabilities	-	-	5	-	-
Total equity attributable to owners of WBC	-	9	31	-	-
Cash proceeds received (net of transaction costs)	-	2	19	-	-
Total consideration	-	2	19	-	-
Reserves recycled to income statement	-	10	3	-	-
Gain/(loss) on disposal	-	3	(9)	-	-
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	-	2	19	-	-
Less: Cash deconsolidated	-	(3)	(10)	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	-	(1)	9	-	-

Non-cash financing activities

	Consolidated			Parent Entity
$m	2020	2019	2018	2020	2019
Shares issued under the dividend reinvestment plan	273	1,489	631	273	1,489
Shares issued from the conversation of Westpac CPS	-	-	566	-	-
Increase in lease liabilities	177	-	-	173	-

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

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $457 million (2019: $330 million) for the Group and $380 million (2019: $224 million) for the Parent Entity which are included in cash and balances with central banks.

WESTPAC GROUP 2020 ANNUAL REPORT	337

Notes to the financial statements

Note 38. Subsequent events

Since 30 September 2020, the Board has determined to pay a fully franked final dividend of 31 cents per fully paid ordinary share. The dividend is expected to be $1,120 million. The dividend is not recognised as a liability at 30 September 2020. The proposed payment date of the dividend is 18 December 2020.

The Board has determined to issue shares to satisfy the Dividend Reinvestment Plan (DRP) for the 2020 final ordinary dividend. The DRP will include a 1.5% discount to the marked price used to determine the number of shares issued under the DRP. The market price used to determine the number of shares issued under the DRP will be set over the 15 trading days commencing 17 November 2020.

Subsequent to the end of the financial year the Group’s General Insurance business met the criteria to be classified as held for sale. The General Insurance business currently forms part of the Specialist Businesses segment. Completion of the expected sale would have no material impact on the Group.

No other matters have arisen since the year ended 30 September 2020 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Note 39. Accounting polices relating to years prior to 2019

Due to the Group’s adoption of AASB 9 in 2019, the accounting policies relating to some financial instruments and related balances have changed. The policies applicable to 2020 and 2019 are provided in the relevant note to the financial statements above. As comparative years prior to 2019 were not restated, the accounting policies detailed below reflect the policies applicable to financial years prior to 2019 based on AASB 139.

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

Uncollectable loans

The policy for uncollectable loans is consistent with that applicable to 2020 and 2019 based on AASB 9.

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

338	WESTPAC GROUP 2020 ANNUAL REPORT

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

Available-for-sale securities (Note 11)

Available-for-sale debt securities (government and other) and equity securities are held at fair value with gains and losses recognised in OCI except for interest on debt securities, dividends on equity securities, and impairment charges which are recognised in the income statement.

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

Loans (Note 12)

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees. Loans are subsequently measured at amortised cost using the effective interest rate method and are presented net of any provision for impairment charges except for a portfolio of loans which are subsequently measured at fair value to reduce an accounting mismatch.

WESTPAC GROUP 2020 ANNUAL REPORT	339

Statutory statements

Directors’ declaration

In the Directors’ opinion:

(a)	the financial statements and notes set out in ’Section 3 – Financial report for the year ended 30 September 2020 are in accordance with the Corporations Act 2001, including:
(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2020 and of their performance for the financial year ended on that date; and
(b)	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1 (a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

John McFarlane	Peter King
Chairman	Managing Director & Chief Executive Officer
Sydney
1 November 2020

340	WESTPAC GROUP 2020 ANNUAL REPORT

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2020 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2020 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2020 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

WESTPAC GROUP 2020 ANNUAL REPORT	341

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the three years in the period ended September 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 340 of the 2020 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

342	WESTPAC GROUP 2020 ANNUAL REPORT

Statutory statements

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

Supplemental Information

The parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. The supplemental information, which is presented for purposes of additional analysis, is presented on a basis that differs from the consolidated financial statements and is not a required part of the consolidated financial statements presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. In our opinion, the parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

WESTPAC GROUP 2020 ANNUAL REPORT	343

Statutory statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for expected credit losses on loans and credit commitments

As described in Note 13 to the consolidated financial statements, the provision for expected credit losses on loans and credit commitments (ECL) was $6,132m at September 30, 2020. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management’s model to determine the ECL includes significant judgment in assumptions used to determine when a significant increase in credit risk (SICR) has occurred, estimating forward looking macroeconomic scenarios (MES), applying a probability weighting to different scenarios and identifying and calculating adjustments to model output (overlays or underlays). The economic uncertainty has increased the impact of certain judgements made by management, specifically relating to forward-looking assumptions applied to the probability of default of individual customers and the associated macroeconomic scenarios that are applied across the Company’s portfolio. Where customers have been granted payment deferrals, their loans have not been deemed to be delinquent, and as a result, management have applied additional judgements related to the likelihood borrowers with certain characteristics will result in SICR. There is also a significant volume of data used in the ECL model, which is sourced from relevant IT systems.

The principal considerations for our determination that performing procedures relating to the provision for ECL is a critical audit matter are (i) there was significant judgment by management in determining the ECL, which in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to the ECL model and assumptions (ii) there was significant judgement and effort in evaluating audit evidence related to the identification and calculation of overlay and underlay adjustments to the ECL due to the impacts of current conditions and forecasts of future economic conditions (iii) the nature and extent of audit testing related to critical data elements used in the model (iv) the audit effort involved the use of professionals with specialized skill and knowledge and (v) the nature and extent of audit testing related to user access for the relevant IT systems used in determining the provision for ECL.

344	WESTPAC GROUP 2020 ANNUAL REPORT

Statutory statements

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s ECL estimation process, which included controls over the data, model and assumptions used in determining the provision for ECL as well as IT general controls related to user access for the relevant IT systems. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the provision for ECL by evaluating the appropriateness of the models and the reasonableness of the assumptions (ii) testing the accuracy and completeness of selected critical data elements that are inputs used in the ECL model (iii) testing the reasonableness of overlay and underlay adjustments to the ECL and (iv) tests of the user access to relevant IT systems used in determining the provision for ECL.

Provisions and contingent liabilities

As described in Note 27 to the consolidated financial statements, the compliance, regulation and remediation provisions were $1,895m and litigation and non-lending loss provisions of $1,371m at September 30, 2020 (collectively referred to as the “provisions”). The compliance, regulation and remediation provisions relate to matters of potential misconduct in providing services to customers identified as a result of regulatory action and internal reviews. An assessment of the likely cost to the Company of these matters (including applicable customer refunds) is made on a case-by-case basis and specific provisions or disclosures are made where management considers appropriate. Material litigation and non-lending loss provisions primarily relate to a civil penalty of $1.3b in relation to the admitted contraventions of the AML/CTF Act from the AUSTRAC proceeding which was agreed by the Federal Court of Australia. Disclosures are also made in Note 27 for contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably measured.

The principal considerations for our determination that performing procedures relating to the provisions and contingent liabilities is a critical audit matter are that there was significant judgment by management to quantify the provisions which included assumptions related to the probability of loss and the timing, nature and quantum of related cash outflows. This in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to the provisions and key assumptions and in evaluating the appropriateness of the related disclosure.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of provisions to determine whether a present obligation exists and the probability, timing, nature and quantum of outflows that may arise from past events. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management’s evaluation, including controls over determining whether or not it is possible that a loss has occurred or whether there is a probable outflow from a present obligation that can be reliably estimated. These procedures also included, among others, (i) evaluating the evidence of management’s quantification of provisions and the assumptions applied, and (ii) assessing the appropriateness of disclosures.

WESTPAC GROUP 2020 ANNUAL REPORT	345

Statutory statements

Impairment of goodwill

As described in Note 25 to the consolidated financial statements, the goodwill balance was $8,397m at September 30, 2020. Management conducts an annual impairment assessment, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the value-in-use of a cash generating unit (“CGU”) to its carrying value, including goodwill. The value-in-use for each of the CGUs is estimated by management using a discounted cash flow model. Management’s value- in-use models for the CGUs include significant judgments and assumptions relating to cash flow projections, terminal growth rates, and the discount rate. This impairment test resulted in impairment charges of $498m.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill is a critical audit matter are (i) there was significant judgment by management when developing key assumptions used in the determination of the value- in-use, which in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to management’s cash flow projections, terminal growth rates and discount rate assumptions, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the control related to management’s goodwill impairment assessment which includes the review over the reasonableness of management’s key assumptions. These procedures also included, among others (i) testing management’s process for developing the value-in-use estimate of the CGUs including evaluating the appropriateness of the value-in-use methodology (ii) evaluating the significant assumptions used by management related to management’s cash flow projections, terminal growth rates and the discount rate and (iii) developing an independent estimate for a CGU. Evaluating management’s assumptions related to the terminal growth rates of the CGUs involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate assumption in relation to the value-in-use estimates and develop an independent estimate to compare to management’s value-in-use estimate for a CGU.

PricewaterhouseCoopers

Sydney, Australia

November 1, 2020

We have served as the Company’s auditor since 1968.

346	WESTPAC GROUP 2020 ANNUAL REPORT

Statutory statements

This page has been intentionally left blank.

WESTPAC GROUP 2020 ANNUAL REPORT	347

Shareholder

information

SECTION 4

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

348	WESTPAC GROUP 2020 ANNUAL REPORT

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 2 October 2020

	Number of
	Fully Paid Ordinary
	Shares	% Held
HSBC Custody Nominees (Australia) Limited	804,970,476	22.29
J P Morgan Nominees Australia Pty Limited	528,649,872	14.64
Citicorp Nominees Pty Limited	226,608,549	6.27
National Nominees Limited	120,260,184	3.33
BNP Paribas Nominees Pty Limited <Agency Lending DRP A/C>	61,608,360	1.71
BNP Paribas NOMS Pty Ltd <DRP>	37,299,817	1.03
HSBC Custody Nominees (Australia) Limited <NT-Comwlth Super Corp A/C>	28,734,255	0.80
Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	24,073,078	0.67
Australian Foundation Investment Company Limited	15,545,000	0.43
Pacific Custodians Pty Limited	13,576,005	0.38
Argo Investments Limited	11,908,448	0.33
Milton Corporation Limited	9,985,458	0.28
Netwealth Investments Limited	8,490,625	0.24
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	6,096,187	0.17
AMP Life Limited	5,699,451	0.16
Navigator Australia Ltd	4,586,686	0.13
Australian Executor Trustees Limited	4,322,683	0.12
Nulis Nominees (Australia) Limited	4,273,616	0.12
Floralcrest Proprietary Limited	3,600,000	0.10
HSBC Custody Nominees (Australia) Limited - A/C 2	3,048,930	0.08
Total of Top 20 registered shareholders[1]	1,923,337,680	53.28

As at 2 October 2020 there were 671,057 holders of our ordinary shares compared to 610,334 in 2019 and to 619,578 in 2018. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 2 October 2020 (approximately 96% in 2019 and 98% in 2018).

Substantial shareholders as at 2 October 2020

As at 2 October 2020 BlackRock Group (comprised of BlackRock Inc. and its subsidiaries) and The Vanguard Group, Inc. (including its subsidiary Vanguard Investments Australia Ltd.) had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

BlackRock Group has been a substantial shareholder since 4 April 2017 (221,964,794 equity securities as at 24 March 2020) and The Vanguard Group, Inc. has been a substantial shareholder since 17 July 2018 (171,757,716 equity securities as at 17 July 2018).

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

At 30 September 2020, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 1,172,084 (0.032%) of the fully paid ordinary shares outstanding.

1.	As recorded on the share register by holder reference number.

WESTPAC GROUP 2020 ANNUAL REPORT	349

Shareholding information

Analysis by range of holdings of ordinary shares as at 2 October 2020

Number of Shares	Number of Holders of Fully Paid Ordinary Shares	%	Number of Fully Paid Ordinary Shares	%	Number of Holders of Share Options and Rights
1 – 1,000	377,760	56.29	139,067,463	3.85	23,977
1,001 – 5,000	223,409	33.29	521,149,341	14.43	275
5,001 – 10,000	41,777	6.23	291,863,461	8.08	37
10,001 – 100,000	27,438	4.09	575,236,702	15.93	85
100,001 and over	673	0.10	2,084,367,903	57.71	13
Totals	671,057	100.00	3,611,684,870	100.00	24,387

There were 24,593 shareholders holding less than a marketable parcel ($500) based on a market price of $16.57 at the close of trading on 2 October 2020.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 2 October 2020

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees (Australia) Limited	1,160,501	8.85
BT Portfolio Services Limited	250,000	1.91
Netwealth Investments Limited <Wrap Services A/C>	224,205	1.71
Netwealth Investments Limited <Super Services A/C>	208,270	1.59
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	180,529	1.38
J P Morgan Nominees Australia Pty Limited	143,045	1.09
BNP Paribas NOMS Pty Ltd <DRP>	139,837	1.07
HSBC Custody Nominees (Australia) Limited - A/C 2	137,857	1.05
Navigator Australia Ltd	132,318	1.01
Nulis Nominees (Australia) Limited	122,018	0.93
Citicorp Nominees Pty Limited	81,590	0.62
Australian Executor Trustees Limited <IPS Super A/C>	73,880	0.56
Rakio Pty Ltd	63,000	0.48
National Nominees Limited	53,875	0.41
Mutual Trust Pty Ltd	52,483	0.40
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	51,913	0.40
Dimbulu Pty Ltd	51,000	0.39
Domer Mining Co P/L	50,000	0.38
Royal Freemasons Benevolent Institution	50,000	0.38
Marrosan Investments Pty Ltd	50,000	0.38
Total of Top 20 registered holders[1]	3,276,321	24.99

Analysis by range of holdings of Westpac Capital Notes 2 as at 2 October 2020

Number of Securities	Number of Holders of Westpac Capital Notes 2%		Number of Westpac Capital Notes 2%
1 – 1,000	13,639	88.85	4,651,865	35.49
1,001 – 5,000	1,494	9.73	3,061,160	23.36
5,001 – 10,000	136	0.89	966,929	7.38
10,001 – 100,000	72	0.47	1,727,171	13.18
100,001 and over	10	0.06	2,698,580	20.59
Totals	15,351	100.00	13,105,705	100.00

There were 6 security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $100.40 at the close of trading on 2 October 2020.

1.	As recorded on the holder register by holder reference number.

350	WESTPAC GROUP 2020 ANNUAL REPORT

Shareholding information

Westpac Capital Notes 3

Top 20 holders of Westpac Capital Notes 3 as at 2 October 2020

	Number of Westpac Capital Notes 3	% Held
HSBC Custody Nominees (Australia) Limited	1,457,585	11.01
J P Morgan Nominees Australia Pty Limited	409,077	3.09
National Nominees Limited	197,721	1.49
Berne No 132 Nominees Pty Ltd	179,188	1.35
Navigator Australia Ltd	160,253	1.21
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	135,782	1.03
Nulis Nominees (Australia) Limited	131,015	0.99
Netwealth Investments Limited	113,091	0.85
Balanced Property Pty Ltd	100,000	0.76
BNP Paribas NOMS Pty Ltd <DRP>	78,292	0.59
HSBC Custody Nominees (Australia) Limited - A/C 2	68,590	0.52
Mutual Trust Pty Ltd	67,194	0.51
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	61,374	0.46
V S Access Pty Ltd	60,000	0.45
Invia Custodian Pty Limited	52,245	0.39
Dimbulu Pty Ltd	50,000	0.38
Marrosan Investments Pty Ltd	50,000	0.38
Wayrich Pty Ltd	50,000	0.38
Citicorp Nominees Pty Limited	48,865	0.37
Marshstoke Pty Ltd	47,000	0.35
Total of Top 20 registered holders[1]	3,517,272	26.56
1.	As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 3 as at 2 October 2020

Number of Securities	Number of Holders of Westpac Capital Notes 3%		Number of Westpac Capital Notes 3%
1 – 1,000	12,914	88.91	4,441,503	33.54
1,001 – 5,000	1,412	9.72	3,044,695	22.99
5,001 – 10,000	114	0.78	916,953	6.92
10,001 – 100,000	77	0.53	2,057,417	15.53
100,001 and over	8	0.06	2,783,712	21.02
Totals	14,525	100.00	13,244,280	100.00

There were 5 security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 3 based on a market price of $100.61 at the close of trading on 2 October 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	351

Shareholding information

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 2 October 2020

	Number of Westpac Capital Notes 4	% Held
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,041,748	17.87
HSBC Custody Nominees (Australia) Limited	1,614,890	9.49
J P Morgan Nominees Australia Pty Limited	450,622	2.65
National Nominees Limited	264,789	1.56
Citicorp Nominees Pty Limited	238,791	1.40
Mutual Trust Pty Ltd	180,885	1.06
Netwealth Investments Limited	125,459	0.74
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd DRP	106,322	0.62
BNP Paribas NOMS Pty Ltd	104,432	0.61
Zashvin Pty Ltd	104,000	0.61
Dimbulu Pty Ltd	100,000	0.59
HSBC Custody Nominees (Australia) Limited - A/C 2	97,967	0.58
Australian Executor Trustees Limited	80,552	0.47
Nulis Nominees (Australia) Limited	77,366	0.45
Navigator Australia Ltd <MLC Investment Sett A/C>	67,220	0.39
Willimbury Pty Ltd	60,000	0.35
V S Access Pty Ltd	51,570	0.30
New Regency Pty Ltd	50,000	0.29
Navigator Australia Ltd <JB Were List Fix Int SMA A/C>	41,132	0.24
Fulton Holdings Pty Ltd	40,000	0.24
Total of Top 20 registered holders[1]	6,897,745	40.51
1.	As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 4 as at 2 October 2020

Number of Securities	Number of Holders of Westpac Capital Notes 4%		Number of Westpac Capital Notes 4%
1 - 1,000	15,092	89.34	4,921,058	28.91
1,001 - 5,000	1,601	9.48	3,312,570	19.46
5,001 - 10,000	125	0.74	934,423	5.49
10,001 - 100,000	64	0.38	1,620,545	9.52
100,001 and over	10	0.06	6,231,938	36.62
Totals	16,892	100.00	17,020,534	100.00

There were 4 security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $102.50 at the close of trading on 2 October 2020.

352	WESTPAC GROUP 2020 ANNUAL REPORT

Shareholding information

Westpac Capital Notes 5

Top 20 holders of Westpac Capital Notes 5 as at 2 October 2020

	Number of Westpac Capital Notes 5	% Held
HSBC Custody Nominees (Australia) Limited	1,637,969	9.69
J P Morgan Nominees Australia Pty Limited	367,535	2.17
Diocese Development Fund - Catholic Diocese Of Paramatta	280,112	1.66
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	227,185	1.34
Australian Executor Trustees Limited	220,994	1.31
HSBC Custody Nominees (Australia) Limited - A/C 2	218,377	1.29
Netwealth Investments Limited <Wrap Services A/C>	214,292	1.27
Citicorp Nominees Pty Limited	181,307	1.07
Navigator Australia Ltd	166,588	0.99
National Nominees Limited	112,844	0.67
Nulis Nominees (Australia) Limited	110,617	0.65
Dimbulu Pty Ltd	100,000	0.59
Zashvin Pty Ltd	92,220	0.55
Marrosan Investments Pty Ltd	92,000	0.54
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	90,630	0.54
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	83,762	0.50
Mutual Trust Pty Ltd	70,470	0.42
Netwealth Investments Limited	63,855	0.38
BNP Paribas NOMS Pty Ltd	62,996	0.37
Royal Freemasons’ Benevolent Institution	60,000	0.35
Total of Top 20 registered holders[1]	4,453,753	26.35
1.	As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 5 as at 2 October 2020

Number of Securities	Number of Holders of Westpac Capital Notes 5%		Number of Westpac Capital Notes 5%
1 - 1,000	15,216	87.40	5,420,678	32.07
1,001 - 5,000	1,924	11.05	4,008,359	23.72
5,001 - 10,000	160	0.92	1,153,127	6.82
10,001 - 100,000	99	0.57	2,583,399	15.28
100,001 and over	11	0.06	3,737,820	22.11
Totals	17,410	100.00	16,903,383	100.00

There was 1 security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 5 based on a market price of $100.21 at the close of trading on 2 October 2020.

WESTPAC GROUP 2020 ANNUAL REPORT	353

Shareholding information

Westpac Capital Notes 6

Top 20 holders of Westpac Capital Notes 6 as at 2 October 2020

	Number of Westpac Capital Notes 6	% Held
HSBC Custody Nominees (Australia) Limited	1,604,140	11.27
J P Morgan Nominees Australia Pty Limited	460,215	3.23
BNP Paribas NOMS Pty Ltd <DRP>	315,300	2.22
BT Portfolio Services Limited	200,000	1.41
Citicorp Nominees Pty Limited	185,050	1.30
Netwealth Investments Limited	161,135	1.13
HSBC Custody Nominees (Australia) Limited - A/C 2	145,727	1.02
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	125,980	0.89
National Nominees Limited	120,808	0.85
Australian Executor Trustees Limited	103,226	0.73
Dimbulu Pty Ltd	100,000	0.70
G Harvey Investments Pty Limited	100,000	0.70
Navigator Australia Ltd <MLC Investment Sett A/C>	91,013	0.64
Mutual Trust Pty Ltd	90,883	0.64
V S Access Pty Ltd	90,000	0.63
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	71,621	0.50
Nulis Nominees (Australia) Limited	61,600	0.43
179 Hyde Investment Pty Ltd	60,000	0.42
Eastcote Pty Ltd	50,000	0.35
Willimbury Pty Ltd	50,000	0.35
Total of Top 20 registered holders[1]	4,186,698	29.41
1.	As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 6 as at 2 October 2020

Number of Securities	Number of Holders of Westpac Capital Notes 6%		Number of Westpac Capital Notes 6%
1 - 1,000	12,116	87.33	4,349,432	30.56
1,001 - 5,000	1,529	11.02	3,265,424	22.95
5,001 -10,000	148	1.07	1,148,371	8.07
10,001 - 100,000	71	0.51	2,045,772	14.38
100,001 and over	10	0.07	3,421,581	24.04
Totals	13,874	100.00	14,230,580	100.00

There were 2 security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 6 based on a market price of $102.10 at the close of trading on 2 October 2020.

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

354	WESTPAC GROUP 2020 ANNUAL REPORT

Shareholding information

Domicile1 of ordinary shareholders as at 2 October 2020

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Shares and Options	Shares and Options
Australia	643,188	95.85	3,553,095,785	98.38
New Zealand	23,682	3.53	41,424,262	1.15
United Kingdom	1,532	0.23	2,870,353	0.08
United States	553	0.08	1,413,818	0.04
Other overseas	2,102	0.31	12,880,652	0.35
Total	671,057	100.00	3,611,684,870	100.00

Domicile1 of holders of Westpac Capital Notes 2 as at 2 October 2020

			Number of Issued	% of Issued
	Number		Westpac Capital	Westpac Capital
	of Holders	% of Holdings	Notes 2	Notes 2
Australia	15,330	99.86	13,058,181	99.64
New Zealand	4	0.03	25,092	0.19
United Kingdom	1	0.01	1,000	0.01
United States	1	0.01	250	0.00
Other overseas	15	0.10	21,182	0.16
Total	15,351	100.00	13,105,705	100.00

Domicile1 of holders of Westpac Capital Notes 3 as at 2 October 2020

			Number of Issued	% of Issued
	Number		Westpac Capital	Westpac Capital
	of Holders	% of Holdings	Notes 3	Notes 3
Australia	14,499	99.83	13,206,148	99.71
New Zealand	7	0.05	5,100	0.04
United Kingdom	2	0.01	800	0.01
United States	2	0.01	450	0.00
Other overseas	15	0.10	31,782	0.24
Total	14,525	100.00	13,244,280	100.00

Domicile1 of holders of Westpac Capital Notes 4 as at 2 October 2020

			Number of Issued	% of Issued
	Number		Westpac Capital	Westpac Capital
	of Holders	% of Holdings	Notes 4	Notes 4
Australia	16,871	99.87	16,998,552	99.87
New Zealand	6	0.04	2,628	0.02
United Kingdom	1	0.01	1,913	0.01
United States	2	0.01	552	0.00
Other overseas	12	0.07	16,889	0.10
Total	16,892	100.00	17,020,534	100.00

Domicile1 of holders of Westpac Capital Notes 5 as at 2 October 2020

			Number of Issued	% of Issued
	Number		Westpac Capital	Westpac Capital
	of Holders	% of Holdings	Notes 5	Notes 5
Australia	17,382	99.84	16,886,124	99.89
New Zealand	7	0.04	6,164	0.04
United Kingdom	3	0.02	1,446	0.01
United States	4	0.02	930	0.01
Other overseas	14	0.08	8,719	0.05
Total	17,410	100.00	16,903,383	100.00

1.	Based on registered address of holder.

WESTPAC GROUP 2020 ANNUAL REPORT	355

Shareholding information

Domicile1 of holders of Westpac Capital Notes 6 as at 2 October 2020

			Number of Issued	% of Issued
	Number		Westpac Capital	Westpac Capital
	of Holders	% of Holdings	Notes 6	Notes 6
Australia	13,864	99.93	14,218,982	99.92
New Zealand	2	0.01	1,070	0.01
United Kingdom	0	0.00	0	0.00
United States	1	0.01	300	0.00
Other overseas	7	0.05	10,228	0.07
Total	13,874	100.00	14,230,580	100.00

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing one ordinary share, are listed on the NYSE2.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[3]		Per ADS in US$[2]
Financial year ending	High	Low	High	Low
September 2020	29.81	13.47	19.93	8.10
September 2019	30.05	23.30	20.51	16.48
September 2018	33.68	27.24	26.27	19.64
September 2017	35.39	28.92	27.05	21.23
September 2016	33.74	27.57	25.20	20.13

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2020:
September	18.91	16.00	13.03	11.42
June	20.19	14.53	13.66	9.36
March	25.96	13.47	17.24	8.10
2019:
December	29.81	23.86	19.93	16.40
September	30.05	27.21	20.51	18.53
June	28.84	25.39	19.93	17.35
March	27.47	24.05	19.22	17.39
2018:
December	27.91	23.30	19.92	16.48
September	30.44	27.30	22.35	19.64
June	30.33	27.24	22.74	20.55
March	31.74	28.44	25.23	21.92
2017:
December	33.68	30.68	26.27	23.30
September	32.85	30.30	26.16	23.29
June	35.30	29.40	26.66	22.30
March	35.39	31.52	27.00	23.87

	Per Ordinary Share in A$		Per ADS in US$
Month ending - 2020	High	Low	High	Low
September	17.76	16.00	12.74	11.42
August	18.45	16.27	13.03	11.88
July	18.91	17.05	12.89	12.15
June	20.19	16.70	13.66	11.80
May	19.04	14.91	12.04	9.63
April	17.08	14.53	10.48	9.36

1.	Based on registered address of holder.
2.	On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary shares to one ADS representing one Westpac fully paid ordinary share.
3.	Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

356	WESTPAC GROUP 2020 ANNUAL REPORT

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

Category of Expense Reimbursed to Westpac or Fees Waived	Reimbursed or Waived for 2020
Investor relations	US$509,926.27
Fees waived	US$120,000.00
Total	US$629,926.27

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

WESTPAC GROUP 2020 ANNUAL REPORT	357

Shareholding information

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to a number of exemptions, authorities and approvals, there are no general restrictions from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. At the present time, these include:

(a)	withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments;

(b)	the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of individuals or entities including:

-	persons associated with the former Milosevic regime, and persons indicted or suspected of committing war crimes during the Balkan wars in the early 1990s;

-	persons or entities engaged in activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe;

-	certain persons or entities associated with the Democratic People’s Republic of Korea’s weapons of mass destruction program or missiles program;

-	certain persons or entities that have contributed to or are contributing to Iran’s nuclear or missile program;

-	certain individuals and entities associated with the former Qadhafi regime in Libya;

-	certain individuals and entities supporting the Syrian regime or that are responsible for human rights abuses in Syria; and

-	persons who have been instrumental or complicit in the threat to the sovereignty and territorial integrity of Ukraine,

without the prior approval of the Minister for Foreign Affairs;

(c)  the United Nations Security Council (UNSC) financial sanctions administered by DFAT, including:

-	Terrorist Asset Freezing Regime

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

-	Country-based sanctions

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

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign persons that meet certain thresholds are required to be notified to the Treasurer of Australia (through the Foreign Investment Review Board) and to obtain a no objections notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 20% or more of the issued shares of an Australian company or the ability to control 20% or more of the total voting power. In addition, the legislation applies to any acquisition by a foreign government investor of 10% or more of the total voting power or ownership of an Australian company (or any interest if the foreign government investor acquires a control element - for example the right to appoint a director). The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred in the absence of a no objections notification, the Treasurer has the power to order divestment if he considers the acquisition to be contrary to Australia’s national interest.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 (Cth) imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 20% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is broadly defined. The Treasurer may approve a higher percentage stake if the Treasurer is satisfied that it is in the national interest to do so.

In addition, even if a person’s stake in a financial sector company does not exceed the 20% limit, the Treasurer has the power to declare that a person has ‘practical control’ of a financial sector company and require the person to relinquish that control or reduce their stake in that company.

358	WESTPAC GROUP 2020 ANNUAL REPORT

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

WESTPAC GROUP 2020 ANNUAL REPORT	359

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

This discussion is intended only as a descriptive summary. It does not purport to be a complete analysis of all the potential US federal income tax consequences of owning and disposing of ordinary shares and does not address US federal income tax considerations that may be relevant to US holders subject to special treatment under US federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, brokers, tax-exempt entities, retirement plans, certain former citizens or residents of the US, persons holding ordinary shares as part of a straddle, hedge, conversion or other integrated transaction, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by vote or value) of our stock, persons that generally mark their securities to market for US federal income tax purposes or persons that receive ordinary shares as compensation). As this is a complex area, we recommend investors consult their own tax advisers concerning the US federal, state and/or local implications of owning and disposing of ordinary shares.

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

Taxation of dividends

If you are a US holder, you must include in your income as a dividend, the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) without reduction for any Australian tax withheld from such distribution. We have not maintained and do not plan to maintain calculations of earnings and profits for US federal income tax purposes, and as a result, you may need to include the entire amount of any distribution in income as a dividend. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income may be taxable to you at a preferential tax rate so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income so long as we are not a PFIC during the taxable year in which the dividend is paid or the preceding taxable year. Each non-corporate US holder should consult their own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

360	WESTPAC GROUP 2020 ANNUAL REPORT

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

WESTPAC GROUP 2020 ANNUAL REPORT	361

Additional information

Our constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, Westpac became registered under the Corporations Act 2001 (Cth) as a public company limited by shares.

As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002. Our constitution has been subsequently amended by shareholders on 15 December 2005,13 December 2007 and 13 December 2012.

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

362	WESTPAC GROUP 2020 ANNUAL REPORT

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

WESTPAC GROUP 2020 ANNUAL REPORT	363

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

364	WESTPAC GROUP 2020 ANNUAL REPORT

Additional information

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
(US$ per A$1.00)	2021[2]	2020	2019	2018	2017	2016
High	0.7237	0.7388	0.7360	0.8105	0.8071	0.7817
Low	0.7140	0.5755	0.6730	0.7107	0.7174	0.6855
Average[3]	n/a	0.6815	0.7023	0.7583	0.7624	0.7385
Close (on 30 September)[4]	n/a	0.7160	0.6746	0.7238	0.7840	0.7667

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

			Month
	October	September	August	July	June	May
(US$ per A$1.00)	2020[2]	2020	2020	2020	2020	2020
High	0.7237	0.7375	0.7388	0.7168	0.7004	0.6664
Low	0.7140	0.7012	0.7107	0.6917	0.6785	0.6410

1.	The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.
2.	Through to 9 October 2020. On 9 October 2020, the noon buying rate was A$1.00 = 0.7237.
3.	The average is calculated by using the average of the exchange rates on the last day of each month during the period.
4.	The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

WESTPAC GROUP 2020 ANNUAL REPORT     365

Information for shareholders

Financial calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York (NYSE). Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6 are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX.

Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX.

Westpac Ordinary Shares (ASX code: WBC, NYSE code: WBK)
New York ex-dividend date for final dividend	9 November 2020
New York record date for final dividend	10 November 2020
Ex-dividend date for final dividend	11 November 2020
Record date for final dividend	12 November 2020
Annual General Meeting	11 December 2020
Final dividend payable	18 December 2020
Financial Half Year end	31 March 2021
Interim results and dividend announcement	3 May 2021
New York ex-dividend date for interim dividend	12 May 2021
New York record date for interim dividend	13 May 2021
Ex-dividend date for interim dividend	13 May 2021
Record date for interim dividend	14 May 2021
Interim dividend payable	25 June 2021
Financial Year end	30 September 2021
Final results and dividend announcement	1 November 2021
New York ex-dividend date for final dividend	9 November 2021
New York record date for final dividend	10 November 2021
Ex-dividend date for final dividend	11 November 2021
Record date for final dividend	12 November 2021
Annual General Meeting	15 December 2021[1]
Final dividend payable	21 December 2021

1.	Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting.

Westpac Capital Notes 2 (ASX code: WBCPE)
Ex-date for quarterly distribution	14 December 2020
Record date for quarterly distribution	15 December 2020
Payment date for quarterly distribution	23 December 2020
Ex-date for quarterly distribution	12 March 2021
Record date for quarterly distribution	15 March 2021
Payment date for quarterly distribution	23 March 2021
Ex-date for quarterly distribution	11 June 2021
Record date for quarterly distribution	15 June 2021
Payment date for quarterly distribution	23 June 2021
Ex-date for quarterly distribution	14 September 2021
Record date for quarterly distribution	15 September 2021
Payment date for quarterly distribution	23 September 2021
Ex-date for quarterly distribution	14 December 2021
Record date for quarterly distribution	15 December 2021
Payment date for quarterly distribution	23 December 2021

Westpac Capital Notes 3 (ASX code: WBCPF)
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020
Ex-date for quarterly distribution	11 March 2021
Record date for quarterly distribution	12 March 2021¹
Payment date for quarterly distribution	22 March 2021
Ex-date for quarterly distribution	10 June 2021
Record date for quarterly distribution	11 June 2021[1]
Payment date for quarterly distribution	22 June 2021
Ex-date for quarterly distribution	13 September 2021
Record date for quarterly distribution	14 September 2021
Payment date for quarterly distribution	22 September 2021
Ex-date for quarterly distribution	13 December 2021
Record date for quarterly distribution	14 December 2021
Payment date for quarterly distribution	22 December 2021

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

Westpac Capital Notes 4 (ASX code: WBCPG)
Ex-date for quarterly distribution	21 December 2020
Record date for quarterly distribution	22 December 2020
Payment date for quarterly distribution	30 December 2020
Ex-date for quarterly distribution	19 March 2021
Record date for quarterly distribution	22 March 2021
Payment date for quarterly distribution	30 March 2021
Ex-date for quarterly distribution	21 June 2021
Record date for quarterly distribution	22 June 2021
Payment date for quarterly distribution	30 June 2021
Ex-date for quarterly distribution	21 September 2021
Record date for quarterly distribution	22 September 2021
Payment date for quarterly distribution	30 September 2021
Ex-date for quarterly distribution	21 December 2021
Record date for quarterly distribution	22 December 2021
Payment date for quarterly distribution	30 December 2021

366     WESTPAC GROUP 2020 ANNUAL REPORT

Information for shareholders

Westpac Capital Notes 5 (ASX code: WBCPH)
Ex-date for quarterly distribution	11 December 2020
Record date for quarterly distribution	14 December 2020
Payment date for quarterly distribution	22 December 2020
Ex-date for quarterly distribution	11 March 2021
Record date for quarterly distribution	12 March 2021[1]
Payment date for quarterly distribution	22 March 2021
Ex-date for quarterly distribution	10 June 2021
Record date for quarterly distribution	11 June 2021[1]
Payment date for quarterly distribution	22 June 2021
Ex-date for quarterly distribution	13 September 2021
Record date for quarterly distribution	14 September 2021
Payment date for quarterly distribution	22 September 2021
Ex-date for quarterly distribution	13 December 2021
Record date for quarterly distribution	14 December 2021
Payment date for quarterly distribution	22 December 2021

1.	Adjusted to immediately preceding business day as record date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

Westpac Capital Notes 6 (ASX code: WBCPI)
Ex-date for quarterly distribution	9 December 2020
Record date for quarterly distribution	10 December 2020
Payment date for quarterly distribution	18 December 2020
Ex-date for quarterly distribution	9 March 2021
Record date for quarterly distribution	10 March 2021
Payment date for quarterly distribution	18 March 2021
Ex-date for quarterly distribution	9 June 2021
Record date for quarterly distribution	10 June 2021
Payment date for quarterly distribution	18 June 2021
Ex-date for quarterly distribution	9 September 2021
Record date for quarterly distribution	10 September 2021
Payment date for quarterly distribution	20 September 2021[1]
Ex-date for quarterly distribution	9 December 2021
Record date for quarterly distribution	10 December 2021
Payment date for quarterly distribution	20 December 2021[1]
1.	Adjusted to next business day as payment date falls on a non-ASX business day or a date on which banks are not open for general business in Sydney.

Westpac NZD Subordinated Notes (NZX code: WBC010)
Ex-date for quarterly interest payment	19 November 2020
Record date for quarterly interest payment	20 November 2020¹
Payment date for quarterly interest payment	1 December 2020
Ex-date for quarterly interest payment	18 February 2021
Record date for quarterly interest payment	19 February 2021
Payment date for quarterly interest payment	1 March 2021
Ex-date for quarterly interest payment	20 May 2021
Record date for quarterly interest payment	21 May 2021¹
Payment date for quarterly interest payment	1 June 2021
Ex-date for quarterly interest payment	19 August 2021
Record date for quarterly interest payment	20 August 2021¹
Payment date for quarterly interest payment	1 September 2021
Ex-date for quarterly interest payment	18 November 2021
Record date for quarterly interest payment	19 November 2021¹
Payment date for quarterly interest payment	1 December 2021

1	Adjusted to immediately preceding business day as record date falls on a date on which banks are not open for general business in Wellington and Auckland, New Zealand and Sydney, Australia.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held on Friday, 11 December 2020 at 10:00am (Sydney time). Westpac will hold its AGM online as a virtual meeting and shareholder registration will open at 9:00am (Sydney time).

The AGM will be webcast live on Westpac’s website at westpac.com.au/AGM and an archived version of the webcast will be available on the website after the event.

WESTPAC GROUP 2020 ANNUAL REPORT     367

Information for shareholders

Useful information

Key sources of information for shareholders

We report our full year performance to shareholders, in late October or early November, in the following forms: an Annual Report; a Sustainability Performance Report; an Investor Discussion Pack and earnings releases.

Electronic communications

Shareholders can elect to receive the following communications electronically:

•	Annual Report;
•	Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP);
•	Notices of Meetings and proxy forms; and
•	Major company announcements.

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

Investors can access the Investor Centre at www.westpac. com.au/investorcentre. The Investor Centre includes the current Westpac share price and links to the latest ASX announcements and Westpac’s Share Registrars’ websites.

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

Australia - Ordinary shares on the main register, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

Postal address: Locked Bag A6015, Sydney South NSW 1235, Australia

www.linkmarketservices.com.au

Shareholder enquiries:

Telephone: 1800 804 255 (toll free within Australia)

International: +61 1800 804 255

Facsimile: +61 2 9287 0303

Email: westpac@linkmarketservices.com.au

New Zealand - Ordinary shares on the New Zealand Branch register and Westpac NZD Subordinated Notes

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

American Depositary Shares holder enquiries:

Telephone: 1-888-269-2377 (toll free in USA)

International: +1 201 680 6825

Email: shrrelations@cpushareownerservices.com

1.	Each ADS represents one fully paid ordinary share.

368     WESTPAC GROUP 2020 ANNUAL REPORT

Glossary of abbreviations and defined terms

AAS	Australian Accounting Standards
AASB	Australian Accounting Standards Board
ABS	Asset-backed securities
ACCC	Australian Competition and Consumer Commission
ADI	Authorised Deposit-taking Institution
ADRs	American Depositary Receipts
ADS	American Depositary Shares
Advanced IRB	Advanced Internal Ratings Based
AGM	Annual General Meeting
ALCO	Westpac Asset and Liability Committee
ALM	Asset and Liability Management
AMA	Advanced Measurement Approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASXCGC	ASX Corporate Governance Council
AT1	Additional Tier 1
ATMs	Automatic teller machines
ATO	Australian Taxation Office
AUSTRAC	Australian Transaction Reports and Analysis Centre
BAC	Board Audit Committee
BankSA	Bank of South Australia
BBSW	Bank Bill Swap Reference Rate
BCBS	Basel Committee on Banking Supervision
bps	Basis points
BRCC	Board Risk & Compliance Committee
CAGR	Compound annual growth rate
CAPs	Collectively assessed provisions
Cash EPS	Cash earnings per share
CCB	Capital Conservation Buffer
CDS	Credit default swap
CEO	Chief Executive Officer
CET1	Common Equity Tier 1
CFO	Chief Financial Officer

CGU	Cash Generating Unit
CHF	Swiss franc
CLF	Committed Liquidity Facility
Corporations Act	Corporations Act 2001 (Cth)
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPM	Credit Portfolio Management
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CRS	Common Reporting Standard
CVA	Credit valuation adjustment
DFAT	Department of Foreign Affairs and Trade
D-SIB	Domestic Systemically Important Banks
EAD	Exposure at default
ECL	Expected credit loss
EPS	Earnings per share
ESG	Environmental, social and governance
ESP	Employee Share Plan
FBT	Fringe benefits tax
FCA	Financial Conduct Authority
FCS	Financial Claims Scheme
FMA	Financial Markets Authority
FTE	Full time equivalent employees
FVA	Funding Valuation Adjustment
FVIS	Fair value through income statement
FX	Foreign Exchange
GHG	Greenhouse gas
Hastings	Hastings Funds Management Limited
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IFTI	International Funds Transfer Instructions
IRRBB	Interest Rate Risk in the Banking Book

WESTPAC GROUP 2020 ANNUAL REPORT     369

Glossary of abbreviations and defined terms

IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association
KMP	Key Management Personnel
LCR	Liquidity Coverage Ratio
LGBTIQ+	Lesbian, gay, bisexual, transgender, intersex and queer
LGD	Loss given default
LIBOR	London InterBank Offer Rate
LMI	Lenders mortgage insurance
LTIFR	Lost Time Injury Frequency Rate
LTVR	Long Term Variable Reward
LVR	Loan to value ratio
Moody’s	Moody’s Investors Service
NaR	Net interest income-at-risk
NCI	Non-controlling interests
NII	Net interest income
NYSE	New York Stock Exchange
NSFR	Net Stable Funding Ratio
NZX	New Zealand Exchange Limited
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OFAC	Office of Foreign Assets Control
OTC	Over the counter
PD	Probability of default
PFIC	Passive foreign investment company
PNG	Papua New Guinea
RAMS	RAMS Home Loans
RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
RISKCO	Westpac Group Executive Risk Committee
RMBS	Residential Mortgage Backed Securities
ROE	Return on equity
Cash ROE	Return on equity on a cash earnings basis
RSP	Restricted Share Plan
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SEC	US Securities and Exchange Commission

SME	Small to medium enterprises
SOx	Sarbanes-Oxley Act of 2002
STVR	Short Term Variable Reward
TCE	Total committed exposures
TLAC	Total Loss Absorbing Capacity
TSR	Total Shareholder Return
UK	United Kingdom
UKSS	Westpac Banking Corporation UK Staff Superannuation Scheme
UNSC	United Nations Security Council
US	United States
VaR	Value at Risk
VWAP	Volume weighted average price
Westpac CPS	Westpac Convertible Preference Shares
WGP	Westpac Group Plan
WHS	Workplace Health and Safety
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WSNZL	Westpac Securities NZ Limited

370     WESTPAC GROUP 2020 ANNUAL REPORT

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.
2.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.
4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.
8.	List of controlled entities – refer to Note 31 to the financial statements in this Annual Report.
11.	Code of accounting practice and financial reporting.
12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
15.	Auditor consent dated 1 November 2020.
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Scheme Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

WESTPAC GROUP 2020 ANNUAL REPORT	371

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury & Technology

Dated November 1, 2020

372	WESTPAC GROUP 2020 ANNUAL REPORT

This page has been intentionally left blank.