Form 20-F
period 2021-09-30
WESTPAC BANKING CORP
filed 2021-11-03
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

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

Attention: Branch Manager, telephone number: (212) 551-1800

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares		Listed on the New York Stock Exchange, not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
American Depositary Shares, each representing the right to receive one ordinary share	WBK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.800% Notes due January 11, 2022, Floating Rate Notes due January 11, 2022, 2.500% Notes due June 28, 2022, Floating Rate Notes due June 28, 2022, 2.750% Notes due January 11, 2023, Floating Rate Notes due January 11, 2023, 2.000% Notes due January 13, 2023, Floating Rate Notes due January 13, 2023, 3.650% Notes due May 15, 2023, Floating Rate Notes due May 15, 2023, 3.300% Notes due February 26, 2024, Floating Rate Notes due February 26, 2024, 2.350% Notes due February 19, 2025, 2.850% Notes due May 13, 2026, 1.150% Notes due June 3, 2026, Floating Rate Notes due June 3, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 3.400% Notes due January 25, 2028, 2.650% Notes due January 16, 2030, 2.894% Subordinated Notes due February 4, 2030, 2.150% Notes due June 3, 2031, 4.322% Subordinated Notes due November 23, 2031, 4.110% Subordinated Notes due July 24, 2034, 2.668% Subordinated Notes due November 15, 2035, 4.421% Subordinated Notes due July 24, 2039, 2.963% Subordinated Notes due November 16, 2040 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,668,591,808 fully paid

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐ (not currently applicable to registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

147	WESTPAC GROUP 2021 ANNUAL REPORT

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbannes-Oxley Act (15 U.S.C. 7262(b)) by the registered public account firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

“Item 17” ☐“Item 18” ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐No ☒

WESTPAC GROUP 2021 ANNUAL REPORT I

Table of contents

Form 20-F cross-reference index	ii	Section 4	313
Financial statements	1	Shareholding information	314
Income statements	2	Additional information	330
Statements of comprehensive income	3	Glossary of abbreviations and defined terms	335
Balance sheets	4
Statements in changes in equity	5
Cash flow statements	7
Notes to the financial statements	8
Statutory statements	129
Exhibits index	136
Section 1	148
Strategic Review	148
Corporate governance	175
Directors’ report	198
Remuneration report	212
Information on Westpac	235
Section 2	243
Reding this report	244
Review of Group’s operations	246
Income statement review	247
Balance sheet review	256
Capital resources	258
Divisional performance	261
Consume	268
Business	269
Westpac Institutional Bank	270
Westpac New Zealand	272
Specialist Businesses	274
Group Businesses	276
Risk and risk management	282
Risk management	282
Risk factors	290
Other Westpac business information	304
Section 3 Financial statements	311

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

II WESTPAC GROUP 2021 ANNUAL REPORT

Form 20-F cross-reference index

20-F item number and description		Page

Part I

Item 1.	Identity of directors, senior management and advisers	Not applicable

Item 2.	Offer statistics and expected timetable	Not applicable

Item 3.	Key information

	Capitalisation and indebtedness	Not applicable

	Reasons for the offer and use of proceeds	Not applicable

	Risk factors	290-303

Item 4.	Information on Westpac

	History and development of Westpac	148, 235-42

	Business overview	148, 235-42

	Organisational structure	112, 148

	Property, plants and equipment	306

Item 4A.	Unresolved staff comments	Not applicable

Item 5.	Operating and financial review and prospects

	Operating results	246

	Liquidity and capital resources	258-59, 309

	Research and development, patents and licences, etc.	Not applicable

	Trend information	247-58, 261-75

	Critical accounting estimates	21-24, 35-45, 84-92, 97-106, 119

Item 6.	Directors, senior management and employees

	Directors and senior management	199-205, 208

	Compensation	121-23, 212-33

	Board practices	177-201

	Employees	306

	Share ownership	121-23, 208-09, 314

Item 7.	Major shareholders and related party transactions

	Major shareholders	314-22

	Related party transactions	122-23, 304

	Interests of experts and counsel	Not applicable

Item 8.	Financial information

	Consolidated statements and other financial information	1-146

	Significant changes	122, 235-41

Item 9.	The offer and listing

	Offer and listing details	323

	Plan of distribution	Not applicable

	Markets	197, 315-20

	Selling shareholders	Not applicable

	Dilution	Not applicable

	Expenses of the issue	Not applicable

WESTPAC GROUP 2021 ANNUAL REPORT III

Form 20-F cross-reference index

20-F item number and description		Page

Part I (continued)

Item 10.	Additional information

	Share capital	Not applicable

	Memorandum and articles of association	330-32

	Material contracts	306

	Exchange controls	325-26

	Taxation	326-28

	Dividends and paying agents	Not applicable

	Statements by experts	Not applicable

	Documents on display	333

	Subsidiary information	Not applicable

Item 11.	Quantitative and qualitative disclosures about market risk	290-91

Item 12.	Description of securities other than equity securities

	Debt securities	Not applicable

	Warrants and rights	Not applicable

	Other securities	Not applicable

	American depositary shares	324

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable

Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable

Item 15.	Controls and procedures	130, 309

Item 16A.	Audit committee financial expert	194

Item 16B.	Code of ethics	187-89

Item 16C.	Principal accountant fees and services	121, 194-95

Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable

Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	107-09, 308

Item 16F.	Changes in Westpac’s certifying accountant	Not applicable

Item 16G.	Corporate governance	175

Item 16H.	Mine safety disclosure	Not applicable

Item 16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable

Part III

Items 17. & 18.	Financial statements	1-146

Item 19.	Exhibits

Consolidated income statements for the years ended 30 September 2021, 2020 and 2019		2

Consolidated balance sheets as at 30 September 2021 and 2020		4

Consolidated statements of comprehensive income for the years ended 30 September 2021, 2020 and 2019		3

Consolidated statements of cash flows for the years ended 30 September 2021, 2020 and 2019		7

Notes to the financial statements		8

Management’s report on the internal control over financial reporting		130

Report of independent registered public accounting firm		131-35

IV WESTPAC GROUP 2021 ANNUAL REPORT

Form 20-F cross-reference index

Page

Item 1402: Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Average balance sheets	26-28, 256

Analysis of net interest earnings	23-24, 249-50

Interest rate and interest differential analysis	23-24, 249-50

Item 1403: Investments in debt securities t II Investment portfolio

Weighted average yield of debt securities	33

Calculation of weighted average yield; tax-exempt obligations	33

Item 1404: Loan Portfolio

Maturity and interest rate profile of loan portfolio	33-34

Item 1405: Allowances for Credit Losses

Credit ratios and material changes	35-43

Allocation of the allowance for credit losses	35-43

Item 1406: Deposits

Deposits by category	46-47

Uninsured deposits	47

Time deposits	47

WESTPAC GROUP 2021 ANNUAL REPORT 1

Financial
statements

Income statements		Intangible assets, provisions, commitments and contingencies
Statements of comprehensive income		Note 25	Intangible assets
Balance sheets		Note 26	Provisions, contingent liabilities, contingent assets and credit commitments
Statements of changes in equity
Cash flow statements
Capital and dividends
Note 1	Financial statements preparation
		Note 27	Shareholders’ equity
Financial performance		Note 28	Capital adequacy
Note 2	Segment reporting	Note 29	Dividends
Note 3	Net interest income
Note 4	Non-interest income	Group structure
Note 5	Operating expenses	Note 30	Investments in subsidiaries and associates
Note 6	Impairment charges	Note 31	Structured entities
Note 7	Income tax
Note 8	Earnings per share	Other
Note 9	Average balance sheet and interest rates	Note 32	Share-based payments
		Note 33	Superannuation commitments
Financial assets and financial liabilities		Note 34	Auditor’s remuneration
Note 10	Trading securities and financial assets measured at fair value through income statement (FVIS)	Note 35 Note 36 Note 37 Note 38	Related party disclosures Notes to the cash flow statements Assets and liabilities held for sale Subsequent events
Note 11	Investment securities
Note 12	Loans
Note 13	Provisions for expected credit losses
Note 14	Other financial assets	Statutory statements Directors’ declaration Management’s report on internal control over financial reporting Report of Independent Registered Public Accounting Firm
Note 15 Note 16 Note 17 Note 18 Note 19 Note 20 Note 21 Note 22 Note 23 Note 24

Life insurance assets and life insurance liabilities

Deposits and other borrowings

Other financial liabilities

Debt issues

Loan capital

Derivative financial instruments

Financial risk

Fair values of financial assets and financial liabilities

Offsetting financial assets and financial liabilities

Securitisation, covered bonds and other transferred assets

2 WESTPAC GROUP 2021 ANNUAL REPORT

Income statements

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2021	2020	2019	2021	2020
Interest income:
Calculated using the effective interest rate method	3	22,132	26,596	32,518	21,648	26,025
Other	3	146	451	704	258	598
Total interest income		22,278	27,047	33,222	21,906	26,623
Interest expense	3	(5,420)	(10,351)	(16,315)	(7,870)	(12,539)
Net interest income		16,858	16,696	16,907	14,036	14,084
Net fee income	4	1,482	1,592	1,655	1,224	1,359
Net wealth management and insurance income	4	1,211	751	1,029	-	-
Trading income	4	719	895	929	661	876
Other income	4	952	249	129	2,308	1,597
Net operating income before operating expenses and impairment (charges)/benefits		21,222	20,183	20,649	18,229	17,916
Operating expenses	5	(13,311)	(12,739)	(10,106)	(11,915)	(10,772)
Impairment (charges)/benefits	6	590	(3,178)	(794)	447	(2,691)
Profit before income tax expense		8,501	4,266	9,749	6,761	4,453
Income tax expense	7	(3,038)	(1,974)	(2,959)	(2,148)	(1,795)
Net profit		5,463	2,292	6,790	4,613	2,658
Net profit attributable to non-controlling interests (NCI)		(5)	(2)	(6)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		5,458	2,290	6,784	4,613	2,658
Earnings per share (cents)
Basic	8	149.4	63.7	196.5
Diluted	8	137.8	63.7	189.5

The above income statements should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2021 ANNUAL REPORT 3

Statements of comprehensive income

for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Net profit	5,463	2,292	6,790	4,613	2,658
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Debt securities measured at fair value through other comprehensive income (FVOCI)	578	357	(46)	729	289
Cash flow hedging instruments	296	(95)	(203)	177	(28)
Transferred to income statements:
Debt securities measured at FVOCI	(195)	(79)	(29)	(195)	(79)
Cash flow hedging instruments	39	218	197	(13)	150
Foreign currency translation reserve	-	55	(10)	-	55
Loss allowance on debt securities measured at FVOCI	2	2	-	2	2
Exchange differences on translation of foreign operations (net of associated hedges)	51	(168)	182	(1)	(131)
Income tax on items taken to or transferred from equity:
Debt securities measured at FVOCI	(119)	(81)	20	(162)	(62)
Cash flow hedging instruments	(97)	(36)	2	(49)	(37)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity instruments measured at FVOCI (net of tax)	48	(21)	11	(2)	1
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(10)	(39)	(10)	(10)	(39)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	119	(115)	(276)	108	(110)
Other comprehensive income/(expense) (net of tax)	712	(2)	(162)	584	11
Total comprehensive income	6,175	2,290	6,628	5,197	2,669
Attributable to:
Owners of WBC	6,171	2,291	6,620	5,197	2,669
NCI	4	(1)	8	-	-
Total comprehensive income	6,175	2,290	6,628	5,197	2,669

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

4 WESTPAC GROUP 2021 ANNUAL REPORT

Balance sheets

as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2021	2020	2021	2020
Assets
Cash and balances with central banks	36	71,353	30,129	62,754	25,436
Collateral paid		4,232	4,778	4,055	4,641
Trading securities and financial assets measured at fair value through income statement (FVIS)	10	21,101	40,667	18,779	38,030
Derivative financial instruments	20	19,353	23,367	19,127	22,794
Investment securities	11	83,417	91,539	77,863	85,826
Loans	12	709,784	693,059	618,413	607,824
Other financial assets	14	6,394	5,474	5,486	4,745
Current tax assets		31	-	22	-
Life insurance assets	15	-	3,593	-	-
Due from subsidiaries		-	-	175,346	180,979
Investment in subsidiaries		-	-	6,287	6,475
Investment in associates		58	61	34	57
Property and equipment		2,853	3,910	2,386	3,447
Deferred tax assets	7	2,437	3,064	2,093	2,497
Intangible assets	25	10,109	11,497	8,530	9,630
Other assets		567	808	499	421
Assets held for sale	37	4,188	-	1,015	-
Total assets		935,877	911,946	1,002,689	992,802
Liabilities
Collateral received		2,368	2,250	2,189	1,862
Deposits and other borrowings	16	626,955	591,131	550,187	521,613
Other financial liabilities	17	50,309	40,925	47,263	40,156
Derivative financial instruments	20	18,059	23,054	17,889	22,779
Debt issues	18	128,779	150,325	108,210	127,666
Current tax liabilities		71	70	15	13
Life insurance liabilities	15	-	1,396	-	-
Due to subsidiaries		-	-	178,816	186,263
Provisions	26	3,571	5,287	3,254	4,983
Deferred tax liabilities	7	90	126	-	-
Other liabilities		3,679	5,359	2,990	3,770
Liabilities held for sale	37	837	-	10	-
Total liabilities excluding loan capital		834,718	819,923	910,823	909,105
Loan capital	19	29,067	23,949	29,067	23,949
Total liabilities		863,785	843,872	939,890	933,054
Net assets		72,092	68,074	62,799	59,748
Shareholders’ equity
Share capital:
Ordinary share capital	27	41,601	40,509	41,601	40,509
Treasury shares and Restricted Share Plan (RSP) treasury shares	27	(606)	(563)	(664)	(621)
Reserves	27	2,227	1,544	2,148	1,576
Retained profits		28,813	26,533	19,714	18,284
Total equity attributable to owners of WBC		72,035	68,023	62,799	59,748
NCI	27	57	51	-	-
Total shareholders' equity and NCI		72,092	68,074	62,799	59,748

The above balance sheets should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2021 ANNUAL REPORT 5

Statements of changes in equity

for the years ended 30 September

Westpac Banking Corporation

				Total equity		Total
				attributable		shareholders’
Consolidated	Share capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 27)	(Note 27)	profits	of WBC	(Note 27)	and NCI
Balance as at 30 September 2018	35,561	1,077	27,883	64,521	52	64,573
Impact on adoption of new accounting standards	-	2	(727)	(725)	-	(725)
Restated opening balance	35,561	1,079	27,156	63,796	52	63,848
Net profit	-	-	6,784	6,784	6	6,790
Net other comprehensive income/(expense)	-	122	(286)	(164)	2	(162)
Total comprehensive income/(expense)	-	122	6,498	6,620	8	6,628
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(6,466)	(6,466)	-	(6,466)
Dividend reinvestment plan	1,489	-	-	1,489	-	1,489
Other equity movements
Share-based payment arrangements	-	108	-	108	-	108
Purchase of shares	(33)	-	-	(33)	-	(33)
Net acquisition of treasury shares	(62)	-	-	(62)	-	(62)
Other	-	2	-	2	(7)	(5)
Total contributions and distributions	1,394	110	(6,466)	(4,962)	(7)	(4,969)
Balance as at 30 September 2019	36,955	1,311	27,188	65,454	53	65,507
Net profit	-	-	2,290	2,290	2	2,292
Net other comprehensive income/(expense)	-	155	(154)	1	(3)	(2)
Total comprehensive income/(expense)	-	155	2,136	2,291	(1)	2,290
Transactions in capacity as equity holders
Share issuances	2,751	-	-	2,751	-	2,751
Dividends on ordinary shares[1]	-	-	(2,791)	(2,791)	-	(2,791)
Dividend reinvestment plan	273	-	-	273	-	273
Other equity movements
Share-based payment arrangements	-	78	-	78	-	78
Purchase of shares	(29)	-	-	(29)	-	(29)
Net acquisition of treasury shares	(10)	-	-	(10)	-	(10)
Other	6	-	-	6	(1)	5
Total contributions and distributions	2,991	78	(2,791)	278	(1)	277
Balance as at 30 September 2020	39,946	1,544	26,533	68,023	51	68,074
Impact from a change in accounting policy[2]	-	-	(40)	(40)	-	(40)
Restated opening balance	39,946	1,544	26,493	67,983	51	68,034
Net profit	-	-	5,458	5,458	5	5,463
Net other comprehensive income/(expense)	-	604	109	713	(1)	712
Total comprehensive income/(expense)	-	604	5,567	6,171	4	6,175
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,247)	(3,247)	-	(3,247)
Dividend reinvestment plan	401	-	-	401	-	401
Dividend reinvestment plan underwrite	719	-	-	719	-	719
Other equity movements
Share-based payment arrangements	-	86	-	86	-	86
Purchase of shares	(28)	-	-	(28)	-	(28)
Net acquisition of treasury shares	(43)	-	-	(43)	-	(43)
Other	-	(7)	-	(7)	2	(5)
Total contributions and distributions	1,049	79	(3,247)	(2,119)	2	(2,117)
Balance as at 30 September 2021	40,995	2,227	28,813	72,035	57	72,092

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.

2021 consisted of 2021 interim dividend of 58 cents per share ($2,127 million) and 2020 final dividend of 31 cents per share ($1,120 million) (2020: 2019 final dividend of 80 cents per share ($2,791 million), 2019: 2019 interim dividend of 94 cents per share ($3,239 million) and 2018 final dividend of 94 cents per share ($3,227 million)), all fully franked at 30%.

2.Refer to Note 1 for further details.

6 WESTPAC GROUP 2021 ANNUAL REPORT

Statements of changes in equity

for the years ended 30 September

Westpac Banking Corporation

				Total equity
				attributable
Parent Entity	Share capital	Reserves	Retained	to owners
$m	(Note 27)	(Note 27)	profits	of WBC
Balance as at 30 September 2019	36,933	1,338	18,567	56,838
Net profit	-	-	2,658	2,658
Net other comprehensive income/(expense)	-	160	(149)	11
Total comprehensive income/(expense)	-	160	2,509	2,669
Transactions in capacity as equity holders
Share issuances	2,751	-	-	2,751
Dividends on ordinary shares[1]	-	-	(2,792)	(2,792)
Dividend reinvestment plan	273	-	-	273
Other equity movements
Share-based payment arrangements	-	78	-	78
Purchase of shares	(29)	-	-	(29)
Net acquisition of treasury shares	(46)	-	-	(46)
Other	6	-	-	6
Total contributions and distributions	2,955	78	(2,792)	241
Balance as at 30 September 2020	39,888	1,576	18,284	59,748
Impact from a change in accounting policy[2]	-	-	(34)	(34)
Restated opening balance	39,888	1,576	18,250	59,714
Net profit	-	-	4,613	4,613
Net other comprehensive income/(expense)	-	486	98	584
Total comprehensive income/(expense)	-	486	4,711	5,197
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,247)	(3,247)
Dividend reinvestment plan	401	-	-	401
Dividend reinvestment plan underwrite	719	-	-	719
Other equity movements
Share-based payment arrangements	-	86	-	86
Purchase of shares	(28)	-	-	(28)
Net acquisition of treasury shares	(43)	-	-	(43)
Total contributions and distributions	1,049	86	(3,247)	(2,112)
Balance as at 30 September 2021	40,937	2,148	19,714	62,799

The above statements of changes in equity should be read in conjunction with the accompanying notes.

1.

2021 consisted of 2021 interim dividend of 58 cents per share ($2,127 million) and 2020 final dividend of 31 cents per share ($1,120 million) (2020: 2019 final dividend of 80 cents per share ($2,791 million)), all fully franked at 30%.

2.	Refer to Note 1 for further details.

WESTPAC GROUP 2021 ANNUAL REPORT 7

Cash flow statements

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2021	2020	2019	2021	2020
Cash flows from operating activities
Interest received		22,430	27,215	33,093	22,069	26,830
Interest paid		(5,677)	(11,466)	(16,486)	(8,054)	(13,543)
Dividends received excluding life business		4	16	6	1,186	763
Other non-interest income received		3,340	2,894	3,865	3,313	2,330
Operating expenses paid		(10,941)	(8,598)	(9,080)	(10,022)	(6,967)
Income tax paid excluding life business		(2,639)	(3,080)	(3,406)	(2,343)	(2,732)
Life business:
Receipts from policyholders and customers		976	2,235	2,189	-	-
Interest and other items of similar nature		22	21	6	-	-
Dividends received		12	306	553	-	-
Payments to policyholders and suppliers		(1,168)	(2,302)	(2,250)	-	-
Income tax paid		(49)	(6)	(94)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		6,310	7,235	8,396	6,149	6,681
Net (increase)/decrease in:
Collateral paid		305	348	(847)	339	329
Trading securities and financial assets measured at FVIS		19,316	(8,756)	(7,629)	18,625	(8,266)
Derivative financial instruments		(2,420)	1,851	7,605	(1,874)	2,103
Loans		(15,098)	18,272	(4,188)	(11,228)	21,273
Other financial assets		(274)	273	336	258	283
Life insurance assets and life insurance liabilities		(593)	(277)	(134)	-	-
Other assets		6	70	(13)	(23)	50
Net increase/(decrease) in:
Collateral received		93	(1,096)	1,007	312	(1,072)
Deposits and other borrowings		33,737	28,910	1,113	28,696	20,859
Other financial liabilities		9,036	11,817	1,463	6,500	11,866
Other liabilities		(8)	4	(5)	(4)	(7)
Net cash provided by/(used in) operating activities	36	50,410	58,651	7,104	47,750	54,099
Cash flows from investing activities
Proceeds from investment securities		34,066	33,080	19,768	32,006	29,807
Purchase of investment securities		(28,840)	(51,332)	(29,527)	(26,955)	(47,311)
Net movement in amounts due to/from controlled entities		-	-	-	(1,852)	(665)
Proceeds from disposal of controlled entities, net of cash disposed	36	1,272	-	(1)	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	125	(315)
Proceeds from disposal of associates		45	-	45	-	-
Purchase of associates		(8)	(8)	(25)	(2)	(6)
Proceeds from disposal of property and equipment		62	58	157	38	32
Purchase of property and equipment		(234)	(240)	(280)	(156)	(165)
Purchase of intangible assets		(740)	(1,035)	(906)	(638)	(955)
Net cash provided by/(used in) investing activities		5,623	(19,477)	(10,769)	2,566	(19,578)
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		46,799	34,766	61,484	37,868	27,487
Redemption of debt issues		(65,272)	(65,160)	(63,313)	(54,425)	(55,761)
Payments for the principal portion of lease liabilities		(507)	(543)	-	(455)	(499)
Issue of loan capital (net of issue costs)		7,628	2,225	4,935	7,628	2,225
Redemption of loan capital		(1,548)	(262)	(1,662)	(1,548)	(262)
Proceeds from issuances of shares		-	2,751	-	-	2,751
Proceeds from dividend reinvestment plan underwrite		719	-	-	719	-
Purchase of shares relating to share-based payment arrangements		(28)	(29)	(33)	(28)	(29)
Purchase of RSP treasury shares		(43)	(46)	(69)	(43)	(46)
Net sale/(purchase) of other treasury shares		-	14	7	-	-
Payment of dividends		(2,846)	(2,518)	(4,977)	(2,846)	(2,519)
Dividends paid to NCI		(2)	(1)	(5)	-	-
Net cash provided by/(used in) financing activities		(15,100)	(28,803)	(3,633)	(13,130)	(26,653)
Net increase/(decrease) in cash and balances with central banks		40,933	10,371	(7,298)	37,186	7,868
Effect of exchange rate changes on cash and balances with central banks		298	(301)	569	132	(124)
Cash and balances with central banks included in assets held for sale		(7)	-	-	-	-
Cash and balances with central banks as at beginning of year		30,129	20,059	26,788	25,436	17,692
Cash and balances with central banks as at end of year	36	71,353	30,129	20,059	62,754	25,436

The above cash flow statements should be read in conjunction with the accompanying notes.

8 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2021, was authorised for issue by the Board of Directors on 31 October 2021. The Directors have the power to amend and reissue the financial report.

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

a.    Basis of preparation

(i)    Basis of accounting

This financial report is a general purpose financial report prepared in accordance with:

●	the requirements for an Authorised Deposit-taking Institution (ADI) under the Banking Act 1959 (as amended);
●	Australian Accounting Standards (AAS) and Interpretations as issued by the Australian Accounting Standards Board (AASB); and
●	the Corporations Act 2001.

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

In September 2020, the SEC amended these disclosure requirements which are effective for the Group’s 30 September 2022 year end unless early adopted. The Group has early adopted these requirements for the 30 September 2021 year end. The key changes are the removal of some disclosures considered to be superseded or duplicated by other SEC reporting requirements or relevant accounting standards as well as introducing some additional disclosure requirements. The key additional disclosure requirements for the Group are more granular maturity (refer to Note 12) and write-off disclosures for loans (refer to Note 13) and disclosure of uninsured deposits, i.e. those deposits which either do not have a form of government based deposit insurance scheme or are in excess of the insurance scheme limit (refer to Note 16).

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

(iii)   Changes in accounting policy

Software-as-a-Service (SaaS) arrangements

The Group previously capitalised costs incurred in configuring or customising Software-as-a-Service (SaaS) arrangements as intangible assets as the Group considered that it would benefit from these implementation costs over the contract term of the SaaS arrangements. Following the IFRS Interpretations Committee (IFRIC) agenda decision on Configuration or Customisation Costs in a Cloud Computing Arrangement which was published in April 2021, the Group has reconsidered its accounting treatment and adopted the treatment set out in this IFRIC agenda decision. The revised accounting policy capitalises these costs as intangible assets only if the implementation activities create an intangible asset that the entity controls and the intangible asset meets the recognition criteria. Costs that do not meet these criteria are expensed as incurred, unless they are paid to the suppliers of the SaaS arrangement to significantly customise the cloud-based software for the Group, in which case they are recognised as a prepayment for services and amortised over the expected period of use of the SaaS arrangement.

WESTPAC GROUP 2021 ANNUAL REPORT 9

Notes to the financial statements

Note 1. Financial statements preparation (continued)

The change in policy has been applied retrospectively, however as the impact on prior years was not material the amount relating to prior years has been adjusted through opening retained earnings and comparatives have not been restated. The impact on the Group’s financial statements to reflect the write-off of previously capitalised costs is shown in the table below. A positive number indicates an increase in the relevant balance, while a negative number indicates a reduction in the relevant balance:

	Consolidated			Parent Entity
		Prior year impact			Prior year impact
	Impact for	on opening		Impact for	on opening
$m	2021	balance sheet	Total	2021	balance sheet	Total
Balance sheets
Intangible assets - computer software	(5)	(57)	(62)	(3)	(48)	(51)
Deferred tax assets	1	17	18	1	14	15
Opening retained earnings	-	(40)	(40)	-	(34)	(34)
Income statements
Operating expenses	5	-	5	3	-	3
Tax expense	(1)	-	(1)	(1)	-	(1)
Net profit after tax	(4)	-	(4)	(2)	-	(2)

In addition, the Group reclassified $32 million from intangible assets – computer software to other assets – prepayments (Parent Entity $29 million).

(iv)   Standards adopted during the year ended 30 September 2021

A revised Conceptual Framework (Framework) was adopted by the Group on 1 October 2020. The Framework includes new definitions and recognition criteria for assets, liabilities, income and expenses and other relevant financial reporting concepts. These changes did not have a material impact on the Group.

AASB 2020-8 was early adopted, as permitted by the standard, by the Group for the financial year ended 30 September 2021. AASB 2020-8 makes amendments to AASB 9 Financial Instruments (December 2014) (AASB 9), AASB 139 Financial Instruments: Recognition and Measurement (AASB 139), and AASB 7 Financial Instruments: Disclosures (AASB 7) resulting from Interest Rate Benchmark Reform (IBOR reform). Amendments are also made to AASB 4 Insurance contracts and AASB 16 Leases. The amendments:

●	allow the Group to account for a change in contractual cash flows of a financial instrument or lease liability that are a direct result of the IBOR reform to be accounted for prospectively by updating the effective interest rate rather than recognising a modification gain or loss provided that the change is made on an economically equivalent basis;
●	allow the Group to continue hedge accounting and not trigger a de-designation when the following occurs specific to IBOR reform:
–	changes to hedge documentation to update the hedged risk, item and instrument;
–	changes to the method of assessing hedge ineffectiveness;
–

once the hedge relationship has been converted from LIBOR to alternative reference rates (ARR) the cumulative change in fair value for ineffectiveness testing could be reset to zero if this would improve the retrospective effectiveness test;

–

this amendment can apply to macro cash flow and fair value hedges where subgroups can be formed within the portfolio of hedges where some are under the existing LIBOR rate and others have already changed to the ARR;

●	require additional disclosures including:
–	quantitative information regarding all financial instruments linked to IBOR which have not been yet converted to ARR;
–	changes to the entity’s risk management strategy arising from IBOR reform; and
–	the management of the Group’s transition to ARR.

There was no impact on opening retained earnings due to the adoption of the standard. Comparative information is not required to be restated. Note 21 provides further information regarding the Group’s exposure to the IBOR reform.

10 WESTPAC GROUP 2021 ANNUAL REPORT

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

Where the group hedges the currency translation risk arising from net investments in foreign operations, the gains or losses on the hedging instruments are also reflected in OCI to the extent the hedge is effective. When all or part of a foreign operation is disposed or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on disposal or repayment of borrowing.

(vii)    Comparative revisions

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

b.     Critical accounting assumptions and estimates

Applying the Group’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

●	Note 7 Income tax
●	Note 13 Provisions for expected credit losses
●	Note 15 Life insurance assets and life insurance liabilities
●	Note 22 Fair values of financial assets and financial liabilities
●	Note 25 Intangible assets
●	Note 26 Provisions, contingent liabilities, contingent assets and credit commitments
●	Note 33 Superannuation commitments

Intangible assets – computer software

Effective from 1 October 2020, the Group made a prospective change to computer software capitalisation by increasing the threshold for capitalisation for software development costs from a total project spend of $1 million to a total project spend of $20 million. This does not have a material effect on the Group’s financial statements. The change increased operating expenses and reduced profit before income tax in the year by $191 million.

WESTPAC GROUP 2021 ANNUAL REPORT 11

Notes to the financial statements

Note 1. Financial statements preparation (continued)

Impact of COVID-19

The COVID-19 pandemic and the measures put in place domestically and globally to control the spread of the virus continue to impact global economies and financial markets. As a result, this remains a source of uncertainty and judgement is required in relation to our critical accounting assumptions and estimates, primarily relating to:

●	expected credit losses (ECL); and
●	recoverable amount assessments of intangible assets.

As there is a higher than usual degree of uncertainty associated with these assumptions and estimates, the actual outcomes may differ significantly which may impact accounting estimates included in these financial statements. The impact of COVID-19 is discussed further in each of the related notes.

c.    Future developments in accounting standards

AASB 17 Insurance Contracts (AASB 17) was issued on 19 July 2017 and will be effective for the 30 September 2024 year end unless early adopted. This will replace AASB 4 Insurance Contracts (AASB 4), AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. However, the Group’s remaining insurance businesses are classified as held for sale with the sale transactions expected to complete prior to AASB 17 taking effect. As a result, we do not anticipate the standard having any impact on the Group.

Other amendments to existing standards that are not yet effective are not expected to have a material impact to the Group.

12 WESTPAC GROUP 2021 ANNUAL REPORT

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

Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to:

●
more effectively assess current year performance against prior years;
●
compare performance across business divisions; and
●
compare performance across peer companies.

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

●
material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;
●
items that are not typically considered when dividends are recommended, mainly economic hedging impacts; and
●
accounting reclassifications between individual line items that do not impact statutory results.

Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

Reportable operating segments

We are one of Australia and New Zealand’s leading providers of financial services, operating under multiple brands, with a small presence in Europe, North America and Asia. We operate through an extensive branch and ATM network, significant online capability, and call centres supported by specialist relationship and product managers. Our operations comprise the following key divisions:

●	Consumer provides banking products, including mortgages, credit cards, personal loans, and savings and deposit products;
●	Business serves the banking needs of SME and Commercial customers (including Agribusiness) and provides banking and advisory services to high net worth individuals through Private Wealth;
●	Westpac Institutional Bank (WIB) provides a broad range of financial products and services to corporate, institutional and government customers;
●	Westpac New Zealand provides banking, wealth and insurance products and services for consumer, business and institutional customers in New Zealand;
●	Specialist Businesses comprises the operations that Westpac ultimately plans to exit with agreements in place for the sale of Westpac Life Insurance and motor vehicle dealer finance and novated leasing businesses. These sales are expected to finalise in 2022, subject to regulatory approvals. Other operations include investment products and services (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. It also manages Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea; and
●	Group Businesses includes the results of unallocated support functions such as Treasury, Chief Operating Office and Core Support. It also includes Group-wide elimination entries arising on consolidation, centrally raised provisions and other unallocated revenue and expenses.

On 17 March 2021, Westpac announced that it was bringing together the leadership of its Consumer and Business divisions into a new Consumer and Business Banking division. No change has been made to segment reporting for 30 September 2021 as these changes are not yet reflected in internal reporting to Westpac’s key decision makers.

WESTPAC GROUP 2021 ANNUAL REPORT 13

Notes to the financial statements

Note 2. Segment reporting (continued)

The following tables present the segment results on a cash earnings basis for the Group.

			Westpac	Westpac				Net cash
			Institutional	New	Specialist	Group		earnings	Income
$m	Consumer	Business	Bank	Zealand	Businesses	Businesses	Total	adjustments	statement
2021
Net interest income	8,405	4,065	919	1,987	503	835	16,714	144	16,858
Net fee income	393	452	555	140	69	(127)	1,482	-	1,482
Net wealth management and insurance income	-	21	-	113	1,176	(104)	1,206	5	1,211
Trading income	78	72	455	58	33	19	715	4	719
Other income	17	4	92	12	212	584	921	31	952
Net operating income before operating expenses and impairment (charges)/benefits	8,893	4,614	2,021	2,310	1,993	1,207	21,038	184	21,222
Operating expenses[1]	(4,622)	(2,530)	(2,574)	(1,062)	(1,477)	(1,018)	(13,283)	(28)	(13,311)
Impairment (charges)/benefits	125	484	(162)	79	66	(2)	590	-	590
Profit before income tax (expense)/benefit	4,396	2,568	(715)	1,327	582	187	8,345	156	8,501
Income tax (expense)/benefit	(1,315)	(779)	45	(377)	(387)	(175)	(2,988)	(50)	(3,038)
Net profit attributable to NCI	-	-	-	-	(2)	(3)	(5)	-	(5)
Cash earnings	3,081	1,789	(670)	950	193	9	5,352	106	5,458
Net cash earnings adjustments	-	-	-	(2)	-	108	106
Net profit attributable to
owners of WBC	3,081	1,789	(670)	948	193	117	5,458
Balance sheet
Loans[2]	407,786	134,015	67,033	88,409	12,550	(9)	709,784
Deposits and other borrowings[2]	235,569	158,741	97,770	75,756	11,008	48,111	626,955

2020
Net interest income	8,547	4,163	1,111	1,832	534	899	17,086	(390)	16,696
Net fee income	471	438	544	123	89	(73)	1,592	-	1,592
Net wealth management and insurance income	-	22	-	158	624	(45)	759	(8)	751
Trading income	90	97	637	27	57	20	928	(33)	895
Other income	12	3	1	11	(8)	242	261	(12)	249
Net operating income before operating expenses and impairment (charges)/benefits	9,120	4,723	2,293	2,151	1,296	1,043	20,626	(443)	20,183
Operating expenses[1]	(4,176)	(2,298)	(1,316)	(998)	(1,548)	(2,364)	(12,700)	(39)	(12,739)
Impairment (charges)/benefits	(1,015)	(1,371)	(404)	(302)	(255)	169	(3,178)	-	(3,178)
Profit before income tax (expense)/benefit	3,929	1,054	573	851	(507)	(1,152)	4,748	(482)	4,266
Income tax (expense)/benefit	(1,183)	(320)	(241)	(239)	3	(158)	(2,138)	164	(1,974)
Net profit attributable to NCI	-	-	-	-	(2)	-	(2)	-	(2)
Cash earnings	2,746	734	332	612	(506)	(1,310)	2,608	(318)	2,290
Net cash earnings adjustments	-	-	-	7	(31)	(294)	(318)
Net profit attributable to
owners of WBC	2,746	734	332	619	(537)	(1,604)	2,290
Balance sheet
Loans	389,793	140,698	66,192	81,434	14,942	-	693,059
Deposits and other borrowings	219,259	151,939	102,851	68,473	9,260	39,349	591,131

1.

Included in the Westpac Institutional Bank division in operating expenses is $1,192 million relating to impairment of assets (including goodwill and other intangible assets) for 2021 (2020: $Nil). For Specialist Businesses division, impairment of assets (including goodwill and other intangible assets) is $141 million for 2021 (2020: $571 million). For other divisions, there is no impairment of goodwill and impairment of other intangibles assets is not material.

2.	Specialist Businesses excludes balances presented as held for sale (refer to Note 37 for further details).

14 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 2. Segment reporting (continued)

			Westpac	Westpac				Net cash
			Institutional	New	Specialist	Group		earnings	Income
$m	Consumer	Business	Bank	Zealand	Businesses	Businesses	Total	adjustments	statement
2019
Net interest income	8,130	4,456	1,337	1,860	555	615	16,953	(46)	16,907
Net fee income	594	463	570	163	44	(179)	1,655	-	1,655
Net wealth management and insurance income	-	16	-	177	1,319	(489)	1,023	6	1,029
Trading income	94	109	636	37	54	(23)	907	22	929
Other income	7	6	(11)	46	(5)	74	117	12	129
Net operating income before operating expenses and impairment (charges)/benefits	8,825	5,050	2,532	2,283	1,967	(2)	20,655	(6)	20,649
Operating expenses	(3,794)	(2,094)	(1,220)	(939)	(847)	(1,137)	(10,031)	(75)	(10,106)
Impairment (charges)/ benefits	(582)	(172)	(31)	10	(111)	92	(794)	-	(794)
Profit before income tax (expense)/benefit	4,449	2,784	1,281	1,354	1,009	(1,047)	9,830	(81)	9,749
Income tax (expense)/benefit	(1,333)	(838)	(356)	(369)	(292)	213	(2,975)	16	(2,959)
Net profit attributable to NCI	-	-	-	-	(5)	(1)	(6)	-	(6)
Cash earnings	3,116	1,946	925	985	712	(835)	6,849	(65)	6,784
Net cash earnings adjustments	-	-	-	(1)	(45)	(19)	(65)
Net profit attributable to owners of WBC	3,116	1,946	925	984	667	(854)	6,784
Balance sheet
Loans	399,279	146,867	73,572	78,005	17,216	(169)	714,770
Deposits and other borrowings	207,578	142,558	99,005	60,801	9,277	44,028	563,247

Reconciliation of cash earnings to net profit attributable to owners of WBC

$m	2021	2020	2019
Cash earnings	5,352	2,608	6,849
Cash earnings adjustments
Fair value gain/(loss) on economic hedges	138	(362)	(35)
Ineffective hedges	(32)	61	20
Adjustments related to Pendal	-	(31)	(45)
Treasury shares	-	14	(5)
Total cash earnings adjustments (post-tax)	106	(318)	(65)
Net profit attributable to owners of WBC	5,458	2,290	6,784

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised.

	2021		2020		2019
	$m	%	$m	%	$m	%
Revenue
Australia	22,788	85.5	26,135	85.6	31,113	84.2
New Zealand	3,509	13.2	3,439	11.3	4,520	12.2
Other overseas[1]	345	1.3	960	3.1	1,331	3.6
Total	26,642	100.0	30,534	100.0	36,964	100.0
Non-current assets[2]
Australia	11,825	91.2	14,270	92.6	12,280	93.7
New Zealand	1,082	8.3	1,015	6.6	761	5.8
Other overseas[1]	55	0.5	122	0.8	67	0.5
Total	12,962	100.0	15,407	100.0	13,108	100.0

1.	Other overseas included Pacific Islands, Asia, the Americas and Europe.
2.	Non-current assets represent property and equipment and intangible assets.

WESTPAC GROUP 2021 ANNUAL REPORT 15

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

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Interest income[1]
Calculated using the effective interest rate method
Cash and balances with central banks	30	135	334	14	122
Collateral paid	16	75	201	15	74
Investment securities	1,200	1,521	1,919	1,120	1,385
Loans	20,756	24,848	30,029	17,971	21,488
Other financial assets	2	17	35	2	16
Due from subsidiaries	-	-	-	2,476	2,940
Assets held for sale	128	-	-	50	-
Total interest income calculated using the effective interest rate method	22,132	26,596	32,518	21,648	26,025
Other
Net ineffectiveness on qualifying hedges	(46)	87	28	(42)	77
Trading securities and financial assets measured at FVIS and loans	192	364	676	182	343
Due from subsidiaries	-	-	-	118	178
Assets held for sale	-	-	-	-	-
Total other	146	451	704	258	598
Total interest income	22,278	27,047	33,222	21,906	26,623
Interest expense
Calculated using the effective interest rate method
Collateral received	(4)	(26)	(57)	(3)	(23)
Deposits and other borrowings	(1,801)	(4,652)	(7,967)	(1,402)	(3,782)
Debt issues	(1,861)	(2,907)	(4,706)	(1,655)	(2,549)
Due to subsidiaries	-	-	-	(3,219)	(3,601)
Loan capital	(849)	(800)	(776)	(849)	(800)
Other financial liabilities	(112)	(98)	(274)	(110)	(98)
Liabilities held for sale	(11)	-	-	(9)	-
Total interest expense calculated using the effective interest rate method	(4,638)	(8,483)	(13,780)	(7,247)	(10,853)
Other
Deposits and other borrowings	(67)	(402)	(978)	(48)	(385)
Trading liabilities[2]	(122)	(787)	(915)	297	(640)
Debt issues	(64)	(107)	(163)	(58)	(74)
Bank levy	(392)	(408)	(391)	(392)	(408)
Due to subsidiaries	-	-	-	(296)	(29)
Other interest expense	(136)	(164)	(88)	(126)	(150)
Liabilities held for sale	(1)	-	-	-	-
Total other	(782)	(1,868)	(2,535)	(623)	(1,686)
Total interest expense	(5,420)	(10,351)	(16,315)	(7,870)	(12,539)
Total net interest income	16,858	16,696	16,907	14,036	14,084

1.

Interest income included items relating to compliance, regulation and remediation costs recognised as an addition in interest income of $106 million (2020: $170 million reduction, 2019: $372 million reduction) for the Group, and an addition of $149 million (2020: $164 million reduction) for the Parent Entity. Refer to Note 26 for further details.

2.	Includes net impact of Treasury balance sheet management activities.

16 WESTPAC GROUP 2021 ANNUAL REPORT

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

Facility fees include certain line fees, annual credit card fees and fees for providing customer bank accounts. They are recognised over the term of the facility/period of service on a straight-line basis.

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

Net wealth management income

Wealth management fees earned for the ongoing management of customer funds and investments are recognised when the performance obligation is satisfied which is over the period of management.

Insurance premium income

Insurance premium income includes premiums earned for life insurance, life investment, loan mortgage insurance and general insurance products:

●
life insurance premiums with a regular due date are recognised as revenue on an accrual basis;
●
life investment premiums include a management fee component which is recognised as income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and are treated as movements in life insurance liabilities;
●
general insurance premium comprises amounts charged to policyholders, excluding taxes, and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

WESTPAC GROUP 2021 ANNUAL REPORT 17

Notes to the financial statements

Note 4. Non-interest income (continued)

Accounting policy (continued)

Insurance claims expense

●
life and general insurance contract claims are recognised as an expense when the liability is established;
●
claims incurred in respect of life investment contracts represent withdrawals and are recognised as a reduction in life insurance liabilities.

Changes in life insurance liabilities

Changes in life insurance liabilities includes the change in the value of life insurance contract liabilities calculated using the margin on services methodology (MoS), specified in the Prudential Standard LPS 340 Valuation of Policy Liabilities (for discussion on MoS and critical accounting assumptions and estimates, refer to Note 15).

Regulation, competition, interest rates, taxes, securities market conditions and general economic conditions also affect the estimation of life insurance liabilities.

Trading income

●
realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 22);
●
net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Other income - dividend income

●
dividends on quoted shares are recognised on the ex-dividend date;
●
dividends on unquoted shares are recognised when the Company’s right to receive payment is established.

18 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 4. Non-interest income1 (continued)

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Net fee income
Facility fees	717	731	730	671	672
Transaction fees	993	1,021	1,225	851	891
Other non-risk fee income	-	48	(76)	(123)	(52)
Fee income	1,710	1,800	1,879	1,399	1,511
Credit card loyalty programs	(101)	(102)	(121)	(71)	(71)
Transaction fee related expenses	(127)	(106)	(103)	(104)	(81)
Fee expenses	(228)	(208)	(224)	(175)	(152)
Net fee income	1,482	1,592	1,655	1,224	1,359
Net wealth management and insurance income
Net wealth management income	657	631	276	-	-
Life insurance premium income	1,077	1,297	1,443	-	-
General insurance and lenders mortgage insurance (LMI) net premium earned	387	499	482	-	-
Life insurance investment and other income[2]	59	64	409	-	-
General insurance and LMI investment and other income	76	42	52	-	-
Total insurance premium, investment and other income	1,599	1,902	2,386	-	-
Life insurance claims and changes in life insurance liabilities[3]	(767)	(1,284)	(1,266)	-	-
General insurance and LMI claims and other expenses	(278)	(498)	(367)	-	-
Total insurance claims, changes in life insurance liabilities and other expenses	(1,045)	(1,782)	(1,633)	-	-
Net wealth management and insurance income	1,211	751	1,029	-	-
Trading income	719	895	929	661	876
Other income
Dividends received from subsidiaries	-	-	-	1,184	762
Transactions with subsidiaries	-	-	-	973	579
Dividends received from other entities	4	1	6	2	1
Net gain/(loss) on sale/derecognition of associates	43	316	38	(11)	305
Net gain/(loss) on disposal of assets	7	11	61	-	9
Net gain/(loss) on hedging of overseas operations	(8)	-	-	(150)	(8)
Net gain/(loss) on derivatives held for risk management purposes[4]	4	4	(11)	4	4
Net gain/(loss) on financial assets measured at fair value	655	(78)	(39)	118	(35)
Net gain/(loss) on disposal of controlled entities and other businesses	188	-	3	-	-
Rental income on operating leases	41	54	72	21	33
Share of associates’ net profit/(loss)	(6)	(23)	(23)	(2)	-
Other	24	(36)	22	169	(53)
Total other income	952	249	129	2,308	1,597
Total non-interest income	4,364	3,487	3,742	4,193	3,832

Deferred income in relation to the credit card loyalty programs for the Group was $362 million as at 30 September 2021 (2020: $361 million, 2019: $322 million) and $35 million for the Parent Entity (2020: $30 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for the Group or the Parent Entity.

1.

Non-interest income included items relating to compliance, regulation and remediation costs recognised as a reduction in non-risk fee income, net wealth management income and other income of $320 million (2020: $225 million, 2019: $860 million) for the Group, and $278 million (2020: $190 million) for the Parent Entity. Refer to Note 26 for further details.

2.	Includes policyholder tax recoveries.
3.

Life insurance claims and changes in life insurance liabilities are nil for the Group (2020: $260 million; 2019: nil) recognised as a result of the liability adequacy test on life insurance contracts (refer to Note 15). 2020 balance also includes a $97 million write-off of deferred acquisition costs for the Group (2019: nil) as a result of Westpac Life Insurance Limited (WLIS) ceasing to provide group life insurance products to BT Super.

4.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of earnings.

WESTPAC GROUP 2021 ANNUAL REPORT 19

Notes to the financial statements

Note 5. Operating expenses1

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Staff expenses
Employee remuneration, entitlements and on-costs	5,369	4,428	4,320	4,666	3,744
Superannuation expense[2]	475	413	378	409	351
Share-based payments	97	80	108	94	76
Restructuring costs	93	94	232	92	76
Total staff expenses	6,034	5,015	5,038	5,261	4,247
Occupancy expenses
Lease expense	164	148	658	138	123
Depreciation and impairment of property and equipment[3]	955	708	222	845	614
Other	107	160	143	95	145
Total occupancy expenses	1,226	1,016	1,023	1,078	882
Technology expenses
Amortisation and impairment of software assets[3]	1,240	970	719	1,171	896
Depreciation and impairment of IT equipment[3]	260	272	129	228	244
Technology services	820	698	810	764	569
Software maintenance and licences	531	398	371	463	343
Telecommunications	181	216	207	157	190
Data processing	96	89	83	96	88
Total technology expenses	3,128	2,643	2,319	2,879	2,330
Other expenses
Professional and processing services	1,410	1,374	1,060	1,236	1,184
Amortisation and impairment of intangible assets and deferred expenditure[3]	599	523	9	512	116
Postage and stationery	156	164	179	130	130
Advertising	220	217	245	172	172
Non-lending losses	234	1,443	58	174	1,428
Impairment of investments in subsidiaries	-	-	-	19	272
Other	304	344	175	454	11
Total other expenses	2,923	4,065	1,726	2,697	3,313
Total operating expenses	13,311	12,739	10,106	11,915	10,772

1.

Operating expenses included estimated costs associated with AUSTRAC proceedings of nil (2020: $1,478 million, 2019: nil) which included a provision for penalty of nil (2020: $1,300 million, 2019: nil) for the Group and the Parent Entity. They also included compliance, regulation and remediation costs of $359 million (2020: $317 million, 2019: $196 million) for the Group and $306 million (2020: $310 million) for the Parent Entity. Refer to Note 26 for further details.

2.	Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 33.
3.	Impairment expenses included:
●	$275 million (2020: $5 million, 2019: nil) for property and equipment for the Group, and $248 million (2020: $4 million) for the Parent Entity;
●	$485 million (2020: $171 million, 2019: $25 million) for computer software for the Group, and $475 million (2020: $165 million) for the Parent Entity;
●	$45 million (2020: $23 million, 2019: nil) for IT equipment for the Group, and $41 million (2020: $23 million) for the Parent Entity.
●	$571 million (2020: $518 million, 2019: nil) for goodwill and other intangible assets for the Group, and $487 million (2020: $116 million) for the Parent Entity.

20 WESTPAC GROUP 2021 ANNUAL REPORT

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

Impairment charges are recognised in the income statement, with a corresponding amount recognised as follows:

●     Loans, debt securities at amortised cost and due from subsidiaries balances: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 13);

●     Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security (refer to Note 27); and

●     Credit commitments: as a provision (refer to Note 26).

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

The following table details impairment charges.

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Provisions raised/(released)
Performing	(915)	1,437	(209)	(785)	1,147
Non-performing	567	1,934	1,175	563	1,717
Recoveries	(242)	(193)	(172)	(225)	(173)
Impairment charges	(590)	3,178	794	(447)	2,691
of which relates to:
Loans and credit commitments	(567)	3,158	794	(449)	2,689
Debt securities at amortised cost	(25)	18	-	-	-
Debt securities at FVOCI	2	2	-	2	2
Impairment charges/(benefit)	(590)	3,178	794	(447)	2,691

Further details are discussed in Note 13.

WESTPAC GROUP 2021 ANNUAL REPORT 21

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

●
the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither the accounting nor taxable profit or loss;
●
the initial recognition of goodwill in a business combination; and
●
retained earnings in subsidiaries which the Parent Entity does not intend to distribute for the foreseeable future.

The Parent Entity is the head entity of a tax consolidated group with its wholly owned Australian subsidiaries. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities in the case of a default by the Parent Entity.

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

22 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The following table reconciles income tax expense to the profit before income tax expense.

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Profit before income tax expense	8,501	4,266	9,749	6,761	4,453
Tax at the Australian company tax rate of 30%	2,550	1,280	2,925	2,028	1,336
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Hybrid capital distributions	59	56	72	59	56
Life insurance:
Tax adjustment on policyholder earnings	3	(17)	8	-	-
Adjustment for life business tax rates	-	1	(1)	-	-
Dividend adjustments	-	-	(1)	(355)	(228)
Other non-assessable items	(6)	(3)	(14)	(5)	(3)
Other non-deductible items	252	585	12	204	468
Adjustment for overseas tax rates	(16)	16	(32)	9	32
Income tax (over)/under provided in prior years	3	1	(10)	(2)	1
Other items	193	55	-	210	133
Total income tax expense	3,038	1,974	2,959	2,148	1,795
Income tax expense comprises:
Current income tax	2,741	2,954	3,370	2,017	2,417
Movement in deferred tax	294	(981)	(401)	133	(623)
Income tax (over)/under provision in prior years	3	1	(10)	(2)	1
Total income tax expense	3,038	1,974	2,959	2,148	1,795
Total Australia	2,610	1,697	2,526	2,090	1,753
Total Overseas	428	277	433	58	42
Total income tax expense[1]	3,038	1,974	2,959	2,148	1,795

The effective tax rate was 35.74% in 2021 (2020: 46.27%, 2019: 30.35%).

1.	As the Bank levy is not a levy on income, it is not included in income tax. It is included in Note 3.

WESTPAC GROUP 2021 ANNUAL REPORT 23

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Amounts recognised in the income statements and opening retained profits
Provisions for ECL on loans and credit commitments	1,481	1,788	1,269	1,507
Provision for long service leave, annual leave and other employee benefits	386	335	365	308
Financial instruments	-	-	-	-
Property and equipment	347	223	316	198
Other provisions	424	606	388	570
Lease liabilities[1]	743	899	665	825
All other liabilities[1]	331	419	300	304
Total amounts recognised in the income statements and opening retained profits	3,712	4,270	3,303	3,712
Amounts recognised directly in OCI
Investment securities	-	-	-	-
Cash flow hedges	-	25	-	-
Defined benefit	103	155	101	149
Total amounts recognised directly in OCI	103	180	101	149
Gross deferred tax assets	3,815	4,450	3,404	3,861
Set-off of deferred tax assets and deferred tax liabilities	(1,378)	(1,386)	(1,311)	(1,364)
Net deferred tax assets	2,437	3,064	2,093	2,497
Movements
Balance as at beginning of year	3,064	2,048	2,497	1,925
Impact on adoption of new accounting standards[1]	(17)	948	(14)	872
Restated opening balance	3,047	2,996	2,483	2,797
Recognised in the income statements	(529)	758	(395)	507
Recognised in OCI	(77)	13	(48)	9
Balances reclassified to assets held for sale	(8)	-	-	-
Balances disposed of on sale of businesses	(4)	-	-	-
Set-off of deferred tax assets and deferred tax liabilities	8	(703)	53	(816)
Balance as at end of year	2,437	3,064	2,093	2,497

1.

The adoption of AASB 16 on 1 October 2019 resulted in an increase in deferred tax assets of $948 million for the Group and $872 million for the Parent Entity. A corresponding increase was also recognised in deferred tax liabilities (refer to the following table), which resulted in a net nil impact on retained profits.

24 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Amounts recognised in the income statements and opening retained profits
Finance lease transactions	296	253	290	232
Property and equipment[1]	610	933	541	864
Life insurance assets	-	43	-	-
All other assets	267	223	211	208
Total amounts recognised in the income statements and opening retained profits	1,173	1,452	1,042	1,304
Amounts recognised directly in OCI
Investment securities	214	51	211	51
Cash flow hedges	81	9	58	9
Total amounts recognised directly in OCI	295	60	269	60
Gross deferred tax liabilities	1,468	1,512	1,311	1,364
Set-off of deferred tax assets and deferred tax liabilities	(1,378)	(1,386)	(1,311)	(1,364)
Net deferred tax liabilities	90	126	-	-
Movements
Balance as at beginning of year	126	44	-	-
Impact on adoption of new accounting standards[1]	-	948	-	872
Restated opening balance	126	992	-	872
Recognised in the income statements	(235)	(223)	(262)	(116)
Recognised in OCI	235	60	209	60
Balances reclassified to liabilities held for sale	(44)	-	-	-
Balances disposed of on sale of businesses	-	-	-	-
Set-off of deferred tax assets and deferred tax liabilities	8	(703)	53	(816)
Balance as at end of year	90	126	-	-

1.

The adoption of AASB 16 on 1 October 2019 resulted in an increase in deferred tax liabilities of $948 million for the Group and $872 million for the Parent Entity, which was recognised as an opening adjustment in retained profits. A corresponding increase was also recognised in deferred tax assets (refer to the previous table), which resulted in a net nil impact on retained profits.

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The tax effect of the gross balances would be based on the corporate tax rates applicable in the relevant jurisdictions, which range between 16.5% and 30%.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Unrecognised deferred tax asset
Tax losses on revenue account	470	335	454	264
Unrecognised deferred tax liability
Gross retained earnings of subsidiaries which the Parent Entity does not intend to distribute in the foreseeable future	55	55	-	-

WESTPAC GROUP 2021 ANNUAL REPORT 25

Notes to the financial statements

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Notes 19 and 32 for further information on the potential dilutive instruments.

	2021		2020		2019
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to owners of WBC ($m)	5,458	5,458	2,290	2,290	6,784	6,784
Adjustment for RSP dividends ($m)[1]	(2)	-	(2)	(2)	(6)	(6)
Adjustment for potential dilution:
Distributions to convertible loan capital holders ($m)[2]	-	218	-	-	-	290
Adjusted net profit attributable to owners of WBC ($m)	5,456	5,676	2,288	2,288	6,778	7,068
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,657	3,657	3,595	3,595	3,456	3,456
Treasury shares (including RSP share rights)[1]	(4)	(4)	(5)	(5)	(6)	(6)
Adjustment for potential dilution:
Share-based payments	-	4	-	1	-	1
Convertible loan capital[2]	-	461	-	-	-	278
Adjusted weighted average number of ordinary shares	3,653	4,118	3,590	3,591	3,450	3,729
Earnings per ordinary share (cents)	149.4	137.8	63.7	63.7	196.5	189.5

1.

RSP is explained in Note 32. Some shares under the RSP have not vested and are not outstanding ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. Shares under the RSP were dilutive in 2021 (2020: antidilutive, 2019: antidilutive).

2.

The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 19 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year or, if later, the instruments’ issue dates. In 2021, all convertible loan capital instruments were dilutive (2020: antidilutive, 2019: dilutive).

26 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2021			2020			2019
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Collateral paid:
Australia	10,748	7	0.1	13,555	56	0.4	8,428	152	1.8
New Zealand	372	-	-	373	3	0.8	364	7	1.9
Other overseas	1,108	9	0.8	1,804	16	0.9	2,031	42	2.1
Trading securities and financial assets measured at FVIS:
Australia	16,659	116	0.7	20,300	217	1.1	20,691	468	2.3
New Zealand	3,881	28	0.7	4,728	47	1.0	3,862	85	2.2
Other overseas	3,251	48	1.5	4,601	95	2.1	4,521	109	2.4
Investment securities:
Australia	81,665	1,104	1.4	71,402	1,347	1.9	56,875	1,691	3.0
New Zealand	4,492	74	1.6	3,921	96	2.4	3,850	130	3.4
Other overseas	1,552	22	1.4	2,858	78	2.7	3,062	98	3.2
Loans and other receivables1:
Australia	585,416	17,859	3.1	585,643	21,315	3.6	589,427	25,931	4.4
New Zealand	91,732	2,747	3.0	85,184	3,237	3.8	79,255	3,650	4.6
Other overseas	14,437	136	0.9	27,349	540	2.0	26,558	859	3.2
Assets held for sale:
Australia	1,583	28	1.8	-	-	-	-	-	-
New Zealand	-	-	-	-	-	-	-	-	-
Other overseas	2,560	100	3.9	-	-	-	-	-	-
Total interest earning assets and interest income	819,456	22,278	2.7	821,718	27,047	3.3	798,924	33,222	4.2
Non-interest earning assets
Derivative financial instruments	20,305			31,334			25,959
Life insurance assets	226			4,614			9,610
Assets held for sale	4,590			-			-
All other assets[2]	61,478			62,414			60,231
Total non-interest earning assets	86,599			98,362			95,800
Total assets	906,055			920,080			894,724

1.

Loans and other receivables are net of Stage 3 provision for ECL, where interest income is determined based on their carrying value. Stages 1 and 2 provisions for ECL are not included in the average interest earning assets balance, as interest income is determined based on the gross value of loans and other receivables.

2.	Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets.

WESTPAC GROUP 2021 ANNUAL REPORT 27

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

	2021			2020			2019
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Collateral received:
Australia	1,914	2	0.1	2,586	11	0.4	2,039	41	2.0
New Zealand	307	-	-	596	3	0.5	390	8	2.1
Other overseas	3,965	2	0.1	4,399	12	0.3	1,188	8	0.7
Repurchase agreements[1]
Australia	32,600	54	0.2	16,120	73	0.5	11,266	172	1.5
New Zealand	986	2	0.2	380	1	0.3	268	5	1.9
Other overseas	-	-	-	-	-	-	20	1	5.0
Deposits and other borrowings:
Australia	457,675	1,400	0.3	435,877	3,745	0.9	425,799	7,023	1.6
New Zealand	60,066	418	0.7	57,096	882	1.5	54,720	1,235	2.3
Other overseas	13,610	50	0.4	25,660	427	1.7	26,270	687	2.6
Loan capital:
Australia	24,573	754	3.1	19,554	663	3.4	15,080	632	4.2
New Zealand	1,653	85	5.1	1,833	94	5.1	1,777	91	5.1
Other overseas	368	10	2.7	1,324	43	3.2	1,324	53	4.0
Other interest bearing liabilities[1,2]:
Australia	121,338	2,234	1.8	160,830	3,776	2.3	177,470	5,765	3.2
New Zealand	15,836	368	2.3	18,130	557	3.1	15,397	570	3.7
Other overseas	110	29	26.4	1,256	64	5.1	1,274	24	1.9
Liabilities held for sale:
Australia	-	-	-	-	-	-	-	-	-
New Zealand	-	-	-	-	-	-	-	-	-
Other overseas	1,335	12	0.9	-	-	-	-	-	-
Total interest bearing liabilities and interest expense	736,336	5,420	0.7	745,641	10,351	1.4	734,282	16,315	2.2
Non-interest bearing liabilities
Deposits and other borrowings:
Australia	49,592			45,231			42,455
New Zealand	12,426			8,760			5,996
Other overseas	7			901			819
Derivative financial instruments	20,612			33,249			26,568
Life insurance liabilities	253			2,999			7,653
Liabilities held for sale	2,728			-			-
All other liabilities[3]	13,202			15,233			13,187
Total non-interest bearing liabilities	98,820			106,373			96,678
Total liabilities	835,156			852,014			830,960
Shareholders’ equity	70,849			68,014			63,714
NCI	50			52			50
Total equity	70,899			68,066			63,764
Total liabilities and equity	906,055			920,080			894,724

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The following table allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities.

1.	Repurchase agreements, previously included in Other interest bearing liabilities, have been separately disclosed. Comparatives have been restated.
2.	Includes net impact of Treasury balance sheet management activities and the Bank levy.
3.	Includes other financial liabilities, provisions, current and deferred tax liabilities and all other non-interest bearing liabilities.

28 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

Calculation of variances

●	Volume changes are determined based on the movements in average asset and liability balances; and
●	interest rate changes are determined based on the change in interest rate associated with those assets and liabilities. Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

	2021			2020
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Collateral paid:
Australia	(11)	(38)	(49)	93	(189)	(96)
New Zealand	-	(3)	(3)	-	(4)	(4)
Other overseas	(6)	(1)	(7)	(5)	(21)	(26)
Trading securities and financial assets measured at FVIS:
Australia	(34)	(67)	(101)	(9)	(242)	(251)
New Zealand	(9)	(10)	(19)	19	(57)	(38)
Other overseas	(28)	(19)	(47)	2	(16)	(14)
Investment securities:
Australia	202	(445)	(243)	433	(777)	(344)
New Zealand	14	(36)	(22)	2	(36)	(34)
Other overseas	(20)	(36)	(56)	(7)	(13)	(20)
Loans and other receivables:
Australia	(469)	(2,987)	(3,456)	(167)	(4,449)	(4,616)
New Zealand	151	(641)	(490)	274	(687)	(413)
Other overseas	(241)	(163)	(404)	26	(345)	(319)
Assets held for sale:
Australia	14	14	28	-	-	-
Other overseas	62	38	100	-	-	-
Total change in interest income	(375)	(4,394)	(4,769)	661	(6,836)	(6,175)
Interest bearing liabilities
Collateral received:
Australia	(3)	(6)	(9)	11	(41)	(30)
New Zealand	(1)	(2)	(3)	4	(9)	(5)
Other overseas	(1)	(9)	(10)	22	(18)	4
Repurchase agreements[1]
Australia	87	(106)	(19)	83	(182)	(99)
New Zealand	2	(1)	1	2	(6)	(4)
Other overseas	-	-	-	(1)	-	(1)
Deposits and other borrowings:
Australia	270	(2,615)	(2,345)	167	(3,445)	(3,278)
New Zealand	45	(509)	(464)	54	(407)	(353)
Other overseas	(179)	(198)	(377)	(16)	(244)	(260)
Loan capital:
Australia	176	(85)	91	188	(157)	31
New Zealand	(9)	-	(9)	3	-	3
Other overseas	(31)	(2)	(33)	-	(10)	(10)
Other interest bearing liabilities:
Australia	(716)	(826)	(1,542)	(455)	(1,534)	(1,989)
New Zealand	(28)	(161)	(189)	103	(116)	(13)
Other overseas	(20)	(15)	(35)	-	40	40
Liabilities held for sale:
Other overseas	2	10	12	-	-	-
Total change in interest expense	(406)	(4,525)	(4,931)	165	(6,129)	(5,964)
Change in net interest income:
Australia	(112)	115	3	356	(298)	58
New Zealand	147	(17)	130	129	(246)	(117)
Other overseas	(4)	33	29	11	(163)	(152)
Total change in net interest income	31	131	162	496	(707)	(211)

1.	Repurchase agreements, previously included in Other interest bearing liabilities, have been separately disclosed. Comparatives have been restated.

WESTPAC GROUP 2021 ANNUAL REPORT 29

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

●
amortised cost if they are held within a business model whose objective is achieved through holding the financial asset to collect these cash flows; or
●
FVOCI if they are held within a business model whose objective is achieved both through collecting these cash flows or selling the financial asset; or
●
FVIS if they are held within a business model whose objective is achieved through selling the financial asset.

Debt instruments are measured at FVIS where the contractual cash flows do not represent SPPI on the principal balance outstanding or where it is designated at FVIS to eliminate or reduce an accounting mismatch.

30 WESTPAC GROUP 2021 ANNUAL REPORT

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

●      are not held for trading; and

●      an irrevocable election is made by the Group.

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

Financial assets and financial liabilities measured at FVIS are recognised initially at fair value. All other financial assets and financial liabilities are recognised initially at fair value plus or minus directly attributable transaction costs, respectively.

Further details of the accounting policy for each category of financial asset or financial liability mentioned above is set out in the note for the relevant item.

The Group’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 22.

WESTPAC GROUP 2021 ANNUAL REPORT 31

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

●
non-trading securities managed on a fair value basis;
●
non-trading debt securities that do not have contractual cash flows that represent SPPI on the principal balance outstanding; or
●
non-trading equity securities for which we have not made irrevocable designation to be measured at FVOCI.

Gains and losses on these financial assets are recognised in the income statement. Interest earned from debt securities is recognised in interest income (Note 3) while dividends on equity securities are recognised in non-interest income (Note 4).

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Trading securities	15,019	17,776	13,018	15,519
Reverse repurchase agreements	2,937	20,401	2,763	20,401
Other financial assets measured at FVIS	3,145	2,490	2,998	2,110
Total trading securities and financial assets measured at FVIS	21,101	40,667	18,779	38,030

Trading securities include the following:

Government and semi-government securities	11,432	14,667	9,535	12,542
Other debt securities	3,064	3,044	2,960	2,913
Equity securities	3	4	3	3
Other	520	61	520	61
Total trading securities	15,019	17,776	13,018	15,519

Other financial assets measured at FVIS include:

Other debt securities	3,038	2,045	2,975	1,703
Equity securities	107	445	23	407
Total other financial assets measured at FVIS	3,145	2,490	2,998	2,110

32 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 11. Investment securities

Accounting policy

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

These securities are measured at fair value with gains and losses recognised in OCI except for interest income, impairment charges, FX gains and losses and fair value hedge adjustments which are recognised in the income statement.

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

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	66,421	73,486	63,057	69,929
Other debt securities	15,784	16,916	14,682	15,826
Equity securities	277	153	75	68
Total investment securities measured at FVOCI[1]	82,482	90,555	77,814	85,823
Investment securities measured at amortised cost
Government and semi-government debt securities	900	881	48	-
Other debt securities	38	130	2	3
Total investment securities measured at amortised cost	938	1,011	50	3
Provision for ECL on debt securities at amortised cost	(3)	(27)	(1)	-
Total net investment securities measured at amortised cost	935	984	49	3
Total investment securities	83,417	91,539	77,863	85,826

1.	Impairment is recognised in the income statement with a corresponding amount in OCI (refer to Note 27). There is no reduction of the carrying value of the debt securities which remains at fair value.

WESTPAC GROUP 2021 ANNUAL REPORT 33

Notes to the financial statements

Note 11. Investment securities (continued)

The following table shows the maturities and the weighted average yield of the Group’s outstanding investment securities as at 30 September 2021. There are no tax-exempt securities.

			Over 1		Over 5
	Up to		year to 5		years to		Over		No specific			Weighted
	1 year		years		10 years		10 years		maturity		Total	average
2021	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying Amount
Government and semi-government securities	5,476	2.8	29,150	1.1	31,009	1.5	1,683	1.3	-	-	67,318	1.4
Other debt securities	2,354	1.3	13,466	1.0	2	1.9	-	-	-	-	15,822	1.0
Equity securities	-	-	-	-	-	-	-	-	277	-	277	-
Total by maturity	7,830		42,616		31,011		1,683		277		83,417

The maturity profile is determined based upon contractual terms for investment securities.

Note 12. Loans

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

The loan portfolio is disaggregated by location of booking office and product type, as follows.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Australia
Housing	455,604	440,933	455,599	440,926
Personal	14,737	17,081	14,694	16,938
Business	148,453	147,584	145,950	144,354
Total Australia	618,794	605,598	616,243	602,218
New Zealand
Housing	58,081	51,126	-	-
Personal	1,175	1,360	-	-
Business	29,991	29,864	384	354
Total New Zealand	89,247	82,350	384	354
Total other overseas	6,332	10,713	5,688	9,945
Total loans	714,373	698,661	622,315	612,517
Provision for ECL on loans (refer to Note 13)	(4,589)	(5,602)	(3,902)	(4,693)
Total net loans[1]	709,784	693,059	618,413	607,824

1.

Total net loans included securitised loans of $4,829 million (2020: $7,367 million) for the Group and $129,270 million (2020: $132,506 million) for the Parent Entity. The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

34 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 12. Loans (continued)

The following table shows the Group’s contractual maturity distribution of all loans as at 30 September 2021.

		Over 1	Over 5
Consolidated	Up to	year to	years to	Over
$m	1 year	5 years	15 years	15 years	Total
Australia
Housing	7,314	2,083	18,238	427,969	455,604
Personal	6,312	7,111	1,314	-	14,737
Business	49,367	87,774	6,867	4,445	148,453
Total Australia	62,993	96,968	26,419	432,414	618,794
New Zealand
Housing	232	630	4,797	52,422	58,081
Personal	935	228	12	-	1,175
Business	19,382	10,582	26	1	29,991
Total New Zealand	20,549	11,440	4,835	52,423	89,247
Total other overseas	2,215	3,715	402	-	6,332
Total loans	85,757	112,123	31,656	484,837	714,373

The following table shows the Group’s interest rate segmentation of loans maturing after one year as at 30 September 2021.

	Loans at	Loans at
	variable	fixed
Consolidated	interest	interest
$m	rates	rates	Total
Interest rate segmentation of loans maturing after one year
Australia
Housing	275,772	172,518	448,290
Personal	2,777	5,648	8,425
Business	88,670	10,416	99,086
Total Australia	367,219	188,582	555,801
New Zealand
Housing	6,826	51,023	57,849
Personal	237	3	240
Business	759	9,850	10,609
Total New Zealand	7,822	60,876	68,698
Total other overseas	3,860	257	4,117
Total loans maturing after one year	378,901	249,715	628,616

WESTPAC GROUP 2021 ANNUAL REPORT 35

Notes to the financial statements

Note 13. Provisions for expected credit losses

Accounting policy

Note 6 provides details of impairment charges.

Impairment applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, due from subsidiaries and credit commitments.

The ECL is recognised as follows:

●
Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 11 and 12);
●
Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security itself (refer to Notes 11 and 27); and
●
Credit commitments: as a provision (refer to Note 26).

Measurement

The Group calculates the provision for ECL based on a three stage approach. The provision for ECL is a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

The models use three main components to determine the ECL (as well as the time value of money) including:

●
Probability of default (PD): the probability that a counter-party will default;
●
Loss given default (LGD): the loss that is expected to arise in the event of a default; and
●
Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

Model stages

The three stages are as follows:

Stage 1: 12 months ECL – performing

For financial assets where there has been no significant increase in credit risk since origination, a provision for 12 months ECL is recognised.

Stage 2: Lifetime ECL – performing

For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing, a provision for lifetime ECL is recognised. The indicators of a significant increase in credit risk are described on the following page.

Stage 3: Lifetime ECL – non-performing

For financial assets that are non-performing, a provision for lifetime ECL is recognised. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on an individual basis.

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

Expected life

In considering the lifetime time frame for ECL in Stages 2 and 3, the standard generally requires use of the remaining contractual life adjusted, where appropriate, for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit), the Group’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the exposure to credit losses to the contractual notice period. For these facilities, lifetime is based on historical behaviour.

36 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

Accounting policy (continued)

Movement between stages

Financial assets may move in both directions through the stages of the impairment model. Financial assets previously in Stage 2 may move back to Stage 1 if it is no longer considered that there has been a significant increase in credit risk. Similarly, financial assets in Stage 3 may move back to Stage 1 or Stage 2 if they are no longer assessed to be non-performing.

Critical accounting assumptions and estimates

Key judgements include when a significant increase in credit risk has occurred, the estimation of forward- looking macroeconomic information and overlays. Other factors which can impact the provision include the borrower’s financial situation, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

Significant increase in credit risk (SICR)

Determining when a financial asset has experienced a SICR since origination is a critical accounting judgement. In the current period the Group has revised the methodology to determine a significant increase in risk from one which was primarily based on changes in internal customer risk grades since origination of the facility and based on a sliding scale to one which is directly driven by the change in the probability of default (PD) since origination. In determining whether a change in PD represents a significant increase in risk, relative changes in PD and absolute PD thresholds are both considered based on the portfolio of the exposure. This change did not have a material impact to the Group.

The Group does not rebut the presumption that instruments that are 30 days past due have experienced a SICR but this is used as a backstop rather than the primary indicator.

The deferral of payments by customers in hardship arrangements is generally treated as an indication of a SICR. In the prior year COVID-19 support packages for mortgages and business loans was not, in isolation, treated as an indication of SICR. The Group classified these deferral packages into different categories of risk which were assessed for an increased likelihood of a risk of default to determine whether a SICR has occurred. In the current year, deferral packages for mortgages and business loans are based on the specific circumstances of the customers and as such, the deferral packages could be an indication of SICR.

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

●      Base case scenario

This scenario utilises the internal Westpac economics forecast used for strategic decision making and forecasting.

●      Upside scenario

This scenario represents a modest improvement on the base case scenario.

●      Downside scenario

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

The macroeconomic variables and probability weightings of the three macroeconomic scenarios are subject to the approval of the Group Chief Financial Officer and Group Chief Risk Officer with oversight from the Board of Directors (and its Committees).

Overlays

Where appropriate, adjustments will be made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models.

Judgements can change with time as new information becomes available which could result in changes to the provision for ECL.

WESTPAC GROUP 2021 ANNUAL REPORT 37

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

Loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

●	The “Transfers between stages” lines represent transfers between Stage 1, Stage 2 and Stage 3 prior to remeasurement of the provision for ECL.
●	The “Business activity during the year” line represents new accounts originated during the year net of those that were de-recognised due to final repayments during the year.
●	The “Net remeasurement of provision for ECL” line represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes due to forward-looking economic scenarios, overlays and partial repayments and additional draw downs on existing facilities over the year.
●	”Write-offs” represent a reduction in the provision for ECL as a result of de-recognition of exposures where there is no reasonable expectation of full recovery.

	2021				2020
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consolidated
Provision for ECL on loans
Housing	154	735	607	1,496	185	742	977	1,904
Personal	124	314	173	611	180	362	232	774
Business	495	822	1,172	2,489	537	1,433	954	2,924
Total provision for ECL on loans	773	1,871	1,952	4,596	902	2,537	2,163	5,602
Provisions for ECL on credit commitments
Housing	6	6	-	12	7	5	-	12
Personal	29	41	1	71	36	46	-	82
Business	128	173	19	320	139	287	10	436
Total provision for ECL on credit commitments	163	220	20	403	182	338	10	530
Total provisions for ECL on loans and credit commitments	936	2,091	1,972	4,999	1,084	2,875	2,173	6,132
Presented as provision for ECL on:
Loans (Note 12)	766	1,871	1,952	4,589	902	2,537	2,163	5,602
Loans included in assets held for sale (Note 37)	7	-	-	7	-	-	-	-
Credit commitments (Note 26)	161	220	20	401	182	338	10	530
Credit commitments included in liabilities held for sale (Note 37)	2	-	-	2	-	-	-	-
Total provisions for ECL on loans and credit commitments	936	2,091	1,972	4,999	1,084	2,875	2,173	6,132
Of which:
Individually assessed provisions	-	-	832	832	-	-	611	611
Collectively assessed provisions	936	2,091	1,140	4,167	1,084	2,875	1,562	5,521
Total provisions for ECL on loans and credit commitments	936	2,091	1,972	4,999	1,084	2,875	2,173	6,132
Gross loans and credit commitments	828,770	76,946	9,770	915,486	812,450	71,841	11,311	895,602
Coverage ratio on loans (%)	0.12	2.70	20.56	0.64	0.14	4.02	19.50	0.80
Coverage ratio on loans and credit commitments (%)	0.11	2.72	20.18	0.55	0.13	4.00	19.21	0.68

38 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

	2021				2020
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Parent Entity
Provision for ECL on loans
Housing	114	669	552	1,335	145	630	904	1,679
Personal	111	270	151	532	162	297	193	652
Business	409	607	1,026	2,042	445	1,154	763	2,362
Total provision for ECL on loans	634	1,546	1,729	3,909	752	2,081	1,860	4,693
Provision for ECL on credit commitments
Housing	4	5	-	9	4	5	-	9
Personal	23	34	-	57	28	35	-	63
Business	119	150	19	288	129	269	9	407
Total provision for ECL on credit commitments	146	189	19	354	161	309	9	479
Total provisions for ECL on loans and credit commitments	780	1,735	1,748	4,263	913	2,390	1,869	5,172
Presented as provision for ECL on:
Loans (Note 12)	627	1,546	1,729	3,902	752	2,081	1,860	4,693
Loans included in assets held for sale (Note 37)	7	-	-	7	-	-	-	-
Credit commitments (Note 26)	144	189	19	352	161	309	9	479
Credit commitments included in liabilities held for sale (Note 37)	2	-	-	2	-	-	-	-
Total provisions for ECL on loans and credit commitments	780	1,735	1,748	4,263	913	2,390	1,869	5,172
Of which:
Individually assessed provisions	-	-	724	724	-	-	520	520
Collectively assessed provisions	780	1,735	1,024	3,539	913	2,390	1,349	4,652
Total provisions for ECL on loans and credit commitments	780	1,735	1,748	4,263	913	2,390	1,869	5,172
Gross loans and credit commitments	720,659	68,179	8,980	797,818	712,381	61,822	10,293	784,496
Coverage ratio on loans (%)	0.11	2.50	19.81	0.63	0.14	3.84	18.39	0.77
Coverage ratio on loans and credit commitments (%)	0.11	2.54	19.47	0.53	0.13	3.87	18.16	0.66

WESTPAC GROUP 2021 ANNUAL REPORT 39

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

The following tables reconcile the provisions for ECL on loans and credit commitments for the Group and Parent Entity.

Movement in provision for ECL on loans and credit commitments

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance as at 30 September 2019	884	1,674	1,355	3,913	747	1,420	1,211	3,378
Transfers to Stage 1	1,578	(1,528)	(50)	-	1,150	(1,125)	(25)	-
Transfers to Stage 2	(345)	1,161	(816)	-	(266)	930	(664)	-
Transfers to Stage 3	(7)	(955)	962	-	(6)	(773)	779	-
Business activity during the year	212	60	(77)	195	188	64	(45)	207
Net remeasurement of provision for ECL	(1,233)	2,474	1,915	3,156	(897)	1,880	1,672	2,655
Write-offs	-	-	(1,170)	(1,170)	-	-	(1,105)	(1,105)
Exchange rate and other adjustments	(5)	(11)	54	38	(3)	(6)	46	37
Balance as at 30 September 2020	1,084	2,875	2,173	6,132	913	2,390	1,869	5,172
Transfers to Stage 1	1,246	(1,128)	(118)	-	1,058	(960)	(98)	-
Transfers to Stage 2	(200)	1,290	(1,090)	-	(173)	1,094	(921)	-
Transfers to Stage 3	(8)	(507)	515	-	(7)	(449)	456	-
Business activity during the year	122	(223)	(343)	(444)	110	(199)	(298)	(387)
Net remeasurement of provision for ECL	(1,284)	(200)	1,603	119	(1,121)	(140)	1,424	163
Write-offs	-	-	(836)	(836)	-	-	(739)	(739)
Exchange rate and other adjustments	(24)	(16)	68	28	-	(1)	55	54
Balance as at 30 September 2021	936	2,091	1,972	4,999	780	1,735	1,748	4,263

The provisions for ECL on loans and credit commitments can be further disaggregated into the following classes:

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Housing
Balance as at 30 September 2019	163	354	591	1,108	141	335	557	1,033
Transfers to Stage 1	566	(542)	(24)	-	376	(365)	(11)	-
Transfers to Stage 2	(68)	472	(404)	-	(44)	391	(347)	-
Transfers to Stage 3	-	(276)	276	-	-	(233)	233	-
Business activity during the year	25	(53)	(142)	(170)	19	(45)	(128)	(154)
Net remeasurement of provision for ECL	(492)	798	772	1,078	(343)	552	686	895
Write-offs	-	-	(120)	(120)	-	-	(111)	(111)
Exchange rate and other adjustments	(2)	(6)	28	20	-	-	25	25
Balance as at 30 September 2020	192	747	977	1,916	149	635	904	1,688
Transfers to Stage 1	283	(265)	(18)	-	246	(237)	(9)	-
Transfers to Stage 2	(36)	677	(641)	-	(32)	624	(592)	-
Transfers to Stage 3	-	(120)	120	-	-	(115)	115	-
Business activity during the year	42	(49)	(180)	(187)	39	(43)	(165)	(169)
Net remeasurement of provision for ECL	(322)	(253)	387	(188)	(284)	(190)	328	(146)
Write-offs	-	-	(76)	(76)	-	-	(63)	(63)
Exchange rate and other adjustments	1	4	38	43	-	-	34	34
Balance as at 30 September 2021	160	741	607	1,508	118	674	552	1,344

40 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Personal
Balance as at 30 September 2019	268	459	248	975	229	401	213	843
Transfers to Stage 1	744	(732)	(12)	-	549	(547)	(2)	-
Transfers to Stage 2	(154)	368	(214)	-	(131)	313	(182)	-
Transfers to Stage 3	(1)	(342)	343	-	(1)	(307)	308	-
Business activity during the year	35	(37)	(50)	(52)	36	(31)	(43)	(38)
Net remeasurement of provision for ECL	(676)	694	617	635	(492)	503	573	584
Write-offs	-	-	(728)	(728)	-	-	(699)	(699)
Exchange rate and other adjustments	-	(2)	28	26	-	-	25	25
Balance as at 30 September 2020	216	408	232	856	190	332	193	715
Transfers to Stage 1	476	(469)	(7)	-	403	(401)	(2)	-
Transfers to Stage 2	(98)	281	(183)	-	(92)	251	(159)	-
Transfers to Stage 3	(1)	(202)	203	-	(1)	(182)	183	-
Business activity during the year	27	(25)	(35)	(33)	28	(20)	(30)	(22)
Net remeasurement of provision for ECL	(468)	360	402	294	(394)	324	386	316
Write-offs	-	-	(461)	(461)	-	-	(438)	(438)
Exchange rate and other adjustments	1	2	23	26	-	-	18	18
Balance as at 30 September 2021	153	355	174	682	134	304	151	589

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business
Balance as at 30 September 2019	453	861	516	1,830	377	684	441	1,502
Transfers to Stage 1	268	(254)	(14)	-	225	(213)	(12)	-
Transfers to Stage 2	(123)	321	(198)	-	(91)	226	(135)	-
Transfers to Stage 3	(6)	(337)	343	-	(5)	(233)	238	-
Business activity during the year	152	150	115	417	133	140	126	399
Net remeasurement of provision for ECL	(65)	982	526	1,443	(62)	825	413	1,176
Write-offs	-	-	(322)	(322)	-	-	(295)	(295)
Exchange rate and other adjustments	(3)	(3)	(2)	(8)	(3)	(6)	(4)	(13)
Balance as at 30 September 2020	676	1,720	964	3,360	574	1,423	772	2,769
Transfers to Stage 1	487	(394)	(93)	-	409	(322)	(87)	-
Transfers to Stage 2	(66)	332	(266)	-	(49)	219	(170)	-
Transfers to Stage 3	(7)	(185)	192	-	(6)	(152)	158	-
Business activity during the year	53	(149)	(128)	(224)	43	(136)	(103)	(196)
Net remeasurement of provision for ECL	(494)	(307)	814	13	(443)	(274)	710	(7)
Write-offs	-	-	(299)	(299)	-	-	(238)	(238)
Exchange rate and other adjustments	(26)	(22)	7	(41)	-	(1)	3	2
Balance as at 30 September 2021	623	995	1,191	2,809	528	757	1,045	2,330

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Loans and credit commitments:
Business activity during the year	(444)	195	(387)	207
Net remeasurement of provision for ECL	119	3,156	163	2,655
Impairment charges for debt securities at amortised cost	(25)	18	-	-
Impairment charges for debt securities at FVOCI	2	2	2	2
Recoveries	(242)	(193)	(225)	(173)
Impairment charges (Note 6)	(590)	3,178	(447)	2,691

WESTPAC GROUP 2021 ANNUAL REPORT 41

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

Total write-offs net of recoveries to average loans

	Consolidated
%	2021	2020
Write-offs net of recoveries to average loans
Housing	0.01	0.02
Personal	1.46	2.75
Business	0.15	0.15
Total write-offs net of recoveries to average loans	0.08	0.14

Impact of Portfolio Overlays on the provision for ECL

The following table attributes the breakup between modelled ECL and other portfolio overlays.

Where there is increased uncertainty regarding the required forward-looking economic conditions, or areas of potential risk, including significant uncertainty, not captured in the underlying modelled ECL, overlays are used to capture that risk.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Modelled provision for ECL	4,352	5,480	3,712	4,659
Portfolio Overlays	647	652	551	513
Total provision for ECL	4,999	6,132	4,263	5,172

Details of these changes related to forward-looking economic inputs and portfolio overlays, which are based on reasonable and supportable information up to the date of this report are provided below.

Modelled provision for ECL

The modelled provision for ECL is a probability weighted estimate based on three scenarios which together are representative of the Group’s view of the forward-looking distribution of potential loss outcomes. The change in provisions as a result of changes in modelled ECL or overlays are reflected through the “Net remeasurement of provision for ECL” line.

The base case scenario uses current Westpac Economics forecasts and reflects the latest available forward- looking economic inputs which shows a deterioration in the short term due to the impact of recent lock downs, with a subsequent recovery. The latest view considers both the economic and societal impacts of COVID-19, the Australian Government stimulus measures implemented to cushion the impacts, and the New Zealand Government stimulus package. The Westpac Australian economics forecast assumes the following:

Key macroeconomic assumptions for base case scenario	30 September 2021	30 September 2020
Annual GDP:
Australia	Forecast growth of 0.1% for calendar	Forecast growth of 2.5% for calendar
	year 2021 and 7.4% for calendar year	year 2021
2022
New Zealand	Forecast growth of 5.6% for calendar	Forecast growth of 3.9% for calendar
	year 2021 and 2.3% for calendar year	year 2021
2022
	Forecast price contraction of 0.7%	Forecast price contraction of 19.3% for
Commercial property index	for calendar year 2021 and 4.7% for	calendar year 2021
calendar year 2022
Residential property prices:
Australia	Forecast price appreciation of 11.8%	Forecast price contraction of 0.4% for
	for calendar year 2021 and 5.0% for	calendar year 2021
calendar year 2022
New Zealand	Forecast price appreciation of 20% for	Forecast price appreciation of 8.0% for
	calendar year 2021 and 0% for calendar	calendar year 2021
year 2022
Cash rate	Forecast to remain at 10bps over	Forecast to remain at 10bps over
	calendar years 2021 and 2022	calendar year 2021
Unemployment rate:
Australia	Forecast rate of 5.4% at December 2021	Forecast to peak at 7.9% (February
	and 4% at December 2022	2021) and fall to 7.5% at December 2021
	Forecast rate of 4.2% at December 2021	Forecast to peak at 7% (December
New Zealand	and 3.5% at December 2022	2020) and then fall to 6.4% at
December 2021

42 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

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

The decline in provisions for loans and commitments over the financial year ended 30 September 2021 was due to more positive forward- looking economic inputs, improved portfolio performance and a decline in some higher risk exposures. These declines were partly offset by higher IAPs which were driven by one matter.

The following sensitivity table shows the reported provision for ECL based on the probability weighted scenarios and what the provision for ECL would be assuming a 100% weighting is applied to the base case scenario and to the downside scenario (with all other assumptions, including customer risk grades, held constant).

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Reported probability-weighted ECL	4,999	6,132	4,263	5,172
100% base case ECL	3,411	4,750	2,877	4,051
100% downside ECL	7,399	8,315	6,354	6,956

If 1% of the Stage 1 gross exposure from loans and credit commitments (calculated on a 12 month ECL) was reflected in Stage 2 (calculated on a lifetime ECL) the provision for ECL would increase by $252 million (2020: $296 million) for the Group and $200 million (2020: $266 million) for the Parent Entity based on applying the average provision coverage ratios by stage to the movement in the gross exposure by stage.

The following table indicates the weightings applied by the Group and Parent Entity:

Macroeconomic scenario weightings (%)	2021	2020
Upside	5.0	5.0
Base	55.0	55.0
Downside	40.0	40.0

Scenario weights have remained unchanged since 30 September 2020 mainly to reflect the high degree of risk around severe loss outcomes. Extraordinary policy measures have eased financial conditions and supported the economy, helping to contain financial stability risks. As the COVID-19 pandemic and associated impacts extend, this could lead to higher credit losses than those modelled under the base case. In particular, the current base case economic forecast indicates a relatively short and sharp economic impact from recent lock downs followed by a subsequent recovery.

The COVID-19 pandemic is leading to material structural shifts in the behaviour of the economy and customers, and unprecedented actions by banks, governments, and regulators in response. ECL models are expected to be subject to a higher than usual level of uncertainty during this period. In this environment there is a heightened need for the application of judgement to reflect these evolving relationships and risks.

This judgement has been applied in the consideration of scenario weights and COVID-19 overlays.

WESTPAC GROUP 2021 ANNUAL REPORT 43

Notes to the financial statements

Note 13. Provisions for expected credit losses (continued)

Portfolio Overlays

Portfolio overlays are used to address areas of potential risk, including significant uncertainty, not captured in the underlying modelled ECL. Determination of portfolio overlays requires expert judgement and is thoroughly documented and subject to comprehensive internal governance and oversight. If the risk of delayed losses is judged to have dissipated or actual stress emerges, the overlay will be removed or reduced.

The total portfolio overlays as at 30 September 2021 were $647 million (2020: $652 million) for the Group and $551 million (2020: $513 million) for the Parent Entity. Included in the total overlays were:

●	$557 million (2020: $577 million) for the Group and $461 million (2020: $438 million) for the Parent Entity related to COVID-19 overlay; and
●	$90 million (2020: $75 million) for the Group and $90 million (2020: $75 million) for the Parent Entity reflecting other risks. No material overlays were held for extreme weather events.

Overlays associated with COVID-19 decreased in 2021 as deferral packages which expired 31 March 2021 have had six months of performance post exit and the risk is now reflected in underlying ECL. This decrease was partially offset by new overlay for the deferral packages provided from July 2021 to cater for the recent lock downs in New South Wales and Victoria.

An overlay was introduced in 2021 to reflect the risk that some businesses may have been protected from default or stress because of COVID-19 related support packages and government stimulus and may become stressed once when these measures are removed. The overlay was retained at 30 September 2021 due to the uncertainty around the impact of recent lock downs in New South Wales and Victoria, and associated support measures, increasing the likelihood of temporarily suppressing losses. As at 30 September 2021 this overlay is $347 million for the Group and $298 million for the Parent.

Impact of changes in credit exposures on the provision for ECL

●	Stage 1 exposures had a net increase of $16.3 billion (2020: net decrease of $52.9 billion) for the Group and $8.3 billion (2020: net decrease of $51.9 billion) for the Parent Entity primarily driven by increases in housing segment due to new lending and in business segment due to transfer back of exposures from Stage 2. The increase from portfolio growth is offset by an additional $11.2 billion transferred to Stage 2 to account for staging methodology changes and overlays. Stage 1 ECL has decreased mainly from impacts from revised macro-economic forecasts.
●	Stage 2 credit exposures increased by $5.1 billion (2020: increased by $34.3 billion) for the Group and $6.4 billion (2020: increased by $34.3 billion) for the Parent Entity mainly driven by increases from the housing segment due to the additional $11.2 billion transferred to Stage 2 to account for staging methodology changes and overlays. Stage 2 ECL has decreased driven by the reductions in overlay and impacts from revised macro-economic forecasts.
●	Stage 3 credit exposures had a net decrease of $1.5 billion (2020: increased by $4.5 billion) for the Group and $1.3 billion (2020: increased by $4.5 billion) for the Parent Entity driven by reductions in 90 days past due exposures in the housing portfolio. Stage 3 ECL has decreased in line with the decrease in Stage 3 exposures.

Note 14. Other financial assets

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Accrued interest receivable	720	905	624	797
Securities sold not delivered	3,542	2,358	3,542	2,352
Trade debtors	574	992	397	502
Interbank lending	592	299	73	295
Clearing and settlement balances	564	630	524	558
Accrued fees and commissions	264	170	187	117
Other	138	120	139	124
Total other financial assets	6,394	5,474	5,486	4,745

44 WESTPAC GROUP 2021 ANNUAL REPORT

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

The Life Act places restrictions on life insurance assets, including that they can only be used:
● to meet the liabilities and expenses of that statutory fund;
● to acquire investments to further the business of the statutory fund; or
● as a distribution, when the statutory fund has met its solvency and capital adequacy requirements.
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

Critical accounting assumptions and estimates
The key factors that affect the estimation of life insurance liabilities and related assets are:
● the cost of providing benefits and administering contracts;
● mortality and morbidity experience, which includes policyholder benefits enhancements;
● discontinuance rates, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and
● the discount rate of projected future cash flows.
Regulation, competition, interest rates, taxes, securities market conditions and general economic conditions also affect the estimation of life insurance liabilities.

WESTPAC GROUP 2021 ANNUAL REPORT 45

Notes to the financial statements

Note 15. Life insurance assets and life insurance liabilities (continued)

Life insurance assets

Consolidated
$m	2021	2020
Investments held directly and in unit trusts
Unit trusts	-	333
Debt securities	-	2,818
Loans and other assets	-	442
Total life Insurance assets	-	3,593

In 2021, the entire life insurance assets for the Group were reclassified as assets held for sale (refer to Note 37). There were no life insurance assets in the Parent Entity as at 30 September 2021 (2020: nil).

Life insurance liabilities

Consolidated	Life investment		Life insurance
Reconciliation of movements in policy liabilities	contracts		contracts		Total
$m	2021	2020	2021	2020	2021	2020
Balance as at beginning of year	1,887	8,206	(491)	(829)	1,396	7,377
Movements in policy liabilities reflected in the income statement	23	221	(21)	338	2	559
Contract contributions recognised in policy liabilities	1	368	-	-	1	368
Contract withdrawals recognised in policy liabilities	(15)	(8,322)	-	-	(15)	(8,322)
Contract fees, expenses and tax recoveries	(4)	(44)	-	-	(4)	(44)
Change in external unit holders of managed investment schemes	(933)	1,458	-	-	(933)	1,458
Balances reclassified to liabilities held for sale (refer to Note 37)	(959)	—	512	-	(447)	-
Balance as at end of year	-	1,887	-	(491)	-	1,396

There were no life insurance liabilities in the Parent Entity as at 30 September 2021 (2020: nil).

46 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 16. Deposits and other borrowings1

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

Refer to Note 22 for balances measured at fair value and amortised cost.
Interest expense incurred is recognised in net interest income using the effective interest rate method.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Australia
Certificates of deposit	31,506	25,647	31,506	25,647
Non-interest bearing, repayable at call	52,819	48,303	52,819	48,303
Other interest bearing at call	345,416	304,761	345,416	304,761
Other interest bearing term	102,775	125,820	102,775	125,820
Total Australia	532,516	504,531	532,516	504,531
New Zealand
Certificates of deposit	3,293	2,773	-	-
Non-interest bearing, repayable at call	14,066	10,711	-	-
Other interest bearing at call	31,354	26,300	-	-
Other interest bearing term	27,042	28,689	-	1
Total New Zealand	75,755	68,473	-	1
Other overseas
Certificates of deposit	11,839	7,258	11,839	7,258
Non-interest bearing, repayable at call	919	868	357	333
Other interest bearing at call	1,751	1,864	1,446	1,559
Other interest bearing term	4,175	8,137	4,029	7,931
Total other overseas	18,684	18,127	17,671	17,081
Total deposits and other borrowings	626,955	591,131	550,187	521,613

The following table shows average balances and average rates in each of the past two years for major categories of deposits.

	2021		2020
	Average	Average	Average	Average
	balance	rate	balance	rate
Consolidated	$m	%	$m	%
Australia
Non-interest bearing, repayable at call	49,592		45,231
Certificates of deposit	28,242	0.1	25,041	0.8
Other interest bearing at call	322,333	0.2	275,475	0.5
Other interest bearing term	107,100	0.6	135,361	1.5
Total Australia	507,267		481,108
Overseas
Non-interest bearing, repayable at call	12,433		9,661
Certificates of deposit	11,035	0.4	14,376	1.4
Other interest bearing at call	30,231	0.2	25,999	0.5
Other interest bearing term	32,410	1.1	42,381	2.3
Total overseas	86,109		92,417

1. Non-interest bearing relates to instruments which do not carry a rate of interest.

WESTPAC GROUP 2021 ANNUAL REPORT 47

Notes to the financial statements

Note 16. Deposits and other borrowings (continued)

Certificates of deposit and term deposits

Uninsured deposits refer to deposits that are in excess of, or ineligible for, a government based deposit insurance scheme in their relevant country of domicile. For the Group, this primarily relates to deposit in excess of, or ineligible for, the Australian Government’s Financial Claims Scheme (FCS) limit. The table below shows the balances of uninsured certificates of deposits and term deposits by remaining maturity:

		Over	Over
Consolidated	Up to	3 months to	6 months to	Over
$m	3 months	6 months	1 year	1 year	Total
Certificates of deposit in excess of insured amounts
Australia	25,720	5,503	265	18	31,506
New Zealand	2,490	784	19	-	3,293
Other overseas	2,382	3,353	6,104	-	11,839
Total certificates of deposit in excess of insured amounts	30,592	9,640	6,388	18	46,638
Term deposits in excess of insured amounts
Australia	36,929	14,271	17,535	4,811	73,546
New Zealand	12,739	8,840	4,100	1,363	27,042
Other overseas	2,504	693	930	44	4,171
Total term deposits in excess of insured amounts	52,172	23,804	22,565	6,218	104,759
Interbank term deposits in excess of insured amounts[1]
Australia	2,199	1,661	50	7	3,917
New Zealand	-	-	-	-	-
Other overseas	132	-	-	-	132
Total interbank term deposits in excess of insured amounts	2,331	1,661	50	7	4,049

1. Interbank term deposits are included in Note 17.

Note 17. Other financial liabilities

Accounting policy

Other financial liabilities include liabilities measured at amortised cost as well as liabilities which are measured at FVIS. Financial liabilities measured at FVIS include:
● trading liabilities (i.e. securities sold short); and
● liabilities designated at FVIS (i.e. certain repurchase agreements). Refer to Note 22 for balances measured at fair value and amortised cost. Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. ‘Trading securities’ or ‘Investment securities’).

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

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Repurchase agreements	35,899	27,763	33,346	27,763
Interbank placements	4,080	4,981	4,079	4,710
Accrued interest payable	944	1,367	829	1,169
Securities purchased not delivered	3,286	2,291	3,286	2,291
Trade creditors and other accrued expenses	1,392	1,250	1,124	1,045
Settlement and clearing balances	708	1,005	695	989
Securities sold short	2,331	846	2,331	846
Other	1,669	1,422	1,573	1,343
Total other financial liabilities	50,309	40,925	47,263	40,156

48 WESTPAC GROUP 2021 ANNUAL REPORT

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

In the following table, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Short-term debt
Own issuances	19,595	16,477	16,752	14,160
Total short-term debt	19,595	16,477	16,752	14,160
Long-term debt
Covered bonds	31,374	36,051	27,234	31,926
Senior	72,804	89,766	64,224	81,580
Securitisation	5,000	8,000	-	-
Structured notes	6	31	-	-
Total long-term debt	109,184	133,848	91,458	113,506
Total debt issues	128,779	150,325	108,210	127,666

Movement reconciliation ($m)
Balance as at beginning of year	150,325	181,457	127,666	156,674
Issuances	46,799	34,766	37,868	27,487
Maturities, repayments, buy backs and reductions	(65,272)	(65,160)	(54,425)	(55,761)
Total cash movements	(18,473)	(30,394)	(16,557)	(28,274)
FX translation impact	(1,428)	(1,977)	(1,311)	(2,005)
Fair value adjustments	(115)	81	(115)	81
Fair value hedge accounting adjustments	(1,674)	1,038	(1,607)	1,076
Other (amortisation of bond issue costs, etc.)	144	120	134	114
Total non-cash movements	(3,073)	(738)	(2,899)	(734)
Balance as at end of year	128,779	150,325	108,210	127,666

WESTPAC GROUP 2021 ANNUAL REPORT 49

Notes to the financial statements

Note 18. Debt issues (continued)

Consolidated
$m	2021	2020
Short-term debt
Own issuances:
US commercial paper	19,595	13,864
Senior debt:
GBP	-	2,437
Other	-	176
Total own issuances	19,595	16,477
Total short-term debt	19,595	16,477
Long-term debt (by currency):
AUD	27,634	36,062
CHF	3,052	3,177
EUR	31,380	34,498
GBP	3,049	3,440
JPY	1,141	2,439
NZD	3,522	3,519
USD	36,031	45,917
Other	3,375	4,796
Total long-term debt	109,184	133,848

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

	Consolidated and
	Parent Entity
$m	2021	2020
Additional Tier 1 (AT1) loan capital
Westpac capital notes	8,403	7,423
USD AT1 securities	1,813	1,941
Total AT1 loan capital	10,216	9,364
Tier 2 loan capital
Subordinated notes	18,362	14,090
Subordinated perpetual notes	489	495
Total Tier 2 loan capital	18,851	14,585
Total loan capital	29,067	23,949

Movement reconciliation ($m)
Balance as at beginning of year	23,949	21,826
Issuances	7,628	2,225
Maturities, repayments, buy-backs and reductions	(1,548)	(262)
Total cash movements	6,080	1,963
FX translation impact	(86)	(564)
Fair value hedge accounting adjustments	(902)	703
Other (amortisation of bond issue costs, etc)	26	21
Total non-cash movements	(962)	160
Balance as at end of year	29,067	23,949

50 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 19. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments are provided below1.

Consolidated and
Parent Entity		Potential scheduled	Optional
$m	Distribution/Interest rate	conversion date[2]	redemption date[3]	2021	2020
Westpac capital notes (WCN)
AUD 1,311 million WCN2	(90 day bank bill rate + 3.05% p.a.)	23 September 2024	23 September 2022	1,309	1,307
	x (1 - Australian corporate tax rate)
AUD 1,324 million WCN3	(90 day bank bill rate + 4.00% p.a.)	22 March 2023	22 March 2021[4]	-	1,323
	x (1 - Australian corporate tax rate)
AUD 1,702 million WCN4	(90 day bank bill rate + 4.90% p.a.)	20 December 2023	20 December 2021[5]	549	1,698
	x (1 - Australian corporate tax rate)
AUD 1,690 million WCN5	(90 day bank bill rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,682	1,680
	x (1 - Australian corporate tax rate)
AUD 1,423 million WCN6	(90 day bank bill rate + 3.70% p.a.)	31 July 2026	31 July 2024	1,417	1,415
	x (1 - Australian corporate tax rate)
AUD 1,723 million WCN7	(90 day bank bill rate + 3.40% p.a.)	22 March 2029	22 March 2027	1,709	-
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN8	(90 day bank bill rate + 2.90% p.a.)	21 June 2032	21 September 2029[6]	1,737	-
	x (1 - Australian corporate tax rate)
Total Westpac capital notes				8,403	7,423
USD AT1 securities
USD 1,250 million securities	5.00% p.a. until but excluding 21	n/a	21 September 2027[8]	1,813	1,941
	September 2027 (first reset date). If
	not redeemed, converted or written-
	off earlier, from, and including, each
	reset date[7] to, but excluding, the
	next succeeding reset date, at a
	fixed rate p.a. equal to the prevailing
	5-year USD midmarket swap rate
	plus 2.89% p.a.
Total USD AT1 securities				1,813	1,941

1.	AUD unless otherwise noted.
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
4.

On 4 December 2020, AUD 866 million of WCN3 were transferred to the WCN3 nominated party for AUD 100 each pursuant to the WCN7 reinvestment offer. Those WCN3 were subsequently redeemed and cancelled by Westpac. On 22 March 2021, the remaining AUD 458 million of WCN3 were redeemed and cancelled by Westpac for AUD 100 each.

5.

On 15 September 2021, AUD 1,152 million of WCN4 were transferred to the WCN4 nominated party for AUD 100 each pursuant to the WCN8 reinvestment offer. Those WCN4 were subsequently redeemed and cancelled by Westpac. On 15 October 2021, Westpac issued a redemption notice notifying WCN4 holders that all outstanding WCN4 will be redeemed on the optional redemption date, being 20 December 2021.

6.	Westpac may also elect to redeem on 21 December 2029, 21 March 2030 and 21 June 2030, each an optional redemption date.
7.	Every fifth anniversary after the first reset date is a reset date.
8.	Westpac may elect to redeem on 21 September 2027 and every fifth anniversary after the first reset date.

Common features of AT1 instruments

Payment conditions

Quarterly distributions on the Westpac capital notes and semi-annual interest payments on the USD AT1 securities are discretionary and will only be paid if the payment conditions are satisfied, including that the payment will not result in a breach of Westpac’s capital requirements under APRA’s prudential standards; not result in Westpac becoming, or being likely to become, insolvent; and if APRA does not object to the payment.

Broadly, if for any reason a distribution or interest payment has not been paid in full on the relevant payment date, Westpac must not determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buy-back or capital reduction of Westpac ordinary shares, unless the unpaid amount is paid in full within 20 business days of the relevant payment date or in certain other circumstances.

WESTPAC GROUP 2021 ANNUAL REPORT 51

Notes to the financial statements

Note 19. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

●	Scheduled Conversion

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

●	Capital Trigger Event or Non-Viability Trigger Event

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

For each AT1 instrument converted, holders will receive a variable number of Westpac ordinary shares calculated using the formula described in the terms of the relevant AT1 instrument, subject to a maximum conversion number. The conversion number of Westpac ordinary shares is calculated using the face value or outstanding principal amount of the relevant AT1 instrument and the Westpac ordinary share price determined over the five business day period prior to the capital trigger event date or non-viability trigger event date and includes a 1% discount. For each AT1 instrument, the maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a capital trigger event or non-viability trigger event, if conversion of an AT1 instrument does not occur within five business days, holders’ rights in relation to the relevant AT1 instrument will be immediately and irrevocably terminated.

●	Conversion in other circumstances

Westpac is able to elect to convert3, or may be required to convert3, AT1 instruments early in certain circumstances. The terms of conversion and the conversion conditions are broadly similar to scheduled conversion, however the share price floor in the maximum conversion number will depend on the conversion event.

●	Early Redemption

Westpac is able to elect to redeem the relevant AT1 instrument on the optional redemption dates or for certain taxation or regulatory reasons, subject to APRA’s prior written approval.

1.	Scheduled conversion does not apply to USD AT1 securities.
2.	Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' for the purpose of measuring capital adequacy. Level 2 is the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation.
3.	Excludes USD AT1 securities.

52 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 19. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments is provided below1:

Consolidated and
Parent Entity			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2021	2020
Subordinated notes
AUD 350 million	4.50% p.a. until but excluding 11 March 2022.	11 March 2027	11 March 2022	351	361
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 1.95% p.a., the sum of which will
	be annualised.
SGD 325 million	4.00% p.a. until but excluding 12 August 2022.	12 August 2027	12 August 2022	337	347
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum equal
	to the five-year SGD swap offer rate plus 1.54% p.a.
AUD 175 million	4.80% p.a. until but excluding 14 June 2023.	14 June 2028	14 June 2023	181	185
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 2.65% p.a., each of which will be
	annualised.
USD 100 million	Fixed 5.00% p.a.	23 February 2046	n/a	148	175
subordinated notes
AUD 700 million	90 day bank bill rate + 3.10% p.a.	10 March 2026	10 March 2021[4]	-	700
subordinated notes
JPY 20,000 million	Fixed 1.16% p.a.	19 May 2026	n/a	249	270
subordinated notes
JPY 10,200 million	Fixed 1.16% p.a.	2 June 2026	n/a	127	137
subordinated notes
JPY 10,000 million	Fixed 0.76% p.a.	9 June 2026	n/a	124	134
subordinated notes
NZD 400 million	4.6950% p.a. until but excluding 1 September 2021.	1 September 2026	1 September 2021[4]	-	376
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the New Zealand 5-year swap rate on 1
	September 2021 plus 2.60% p.a.
JPY 8,000 million	0.9225% p.a. until but excluding 7 October 2021.	7 October 2026	7 October 2021	99	107
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year JPY mid-swap rate plus
	1.0005% p.a.
USD 1,500 million	4.322% p.a. until but excluding 23 November 2026.	23 November 2031	23 November 2026	2,181	2,320
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year USD mid-swap rate plus 2.236% p.a.
JPY 12,000 million	0.87% p.a. until but excluding 6 July 2022. Thereafter,	6 July 2027	6 July 2022	149	161
subordinated notes	if not redeemed, a fixed rate per annum equal to the
	five-year JPY mid-swap rate plus 0.78% p.a.
JPY 13,500 million	0.868% p.a. until but excluding 6 July 2022.	6 July 2027	6 July 2022	168	181
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year JPY mid-swap rate plus 0.778% p.a.
HKD 600 million	3.15% p.a. until but excluding 14 July 2022. Thereafter,	14 July 2027	14 July 2022	108	111
subordinated notes	if not redeemed, a fixed rate per annum equal to the
	five-year HKD mid-swap rate plus 1.34% p.a.
AUD 350 million	4.334% p.a. until but excluding 16 August 2024.	16 August 2029	16 August 2024	350	349
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 1.83% p.a., each of which will be
	annualised.
AUD 185 million	Fixed 5.00% p.a.	24 January 2048	n/a	185	185
subordinated notes
AUD 250 million	90 day bank bill rate + 1.40% p.a.	16 February 2028	16 February 2023	250	250
subordinated notes
AUD 130 million	Fixed 5.00% p.a.	2 March 2048	n/a	130	130
subordinated notes
AUD 725 million	90 day bank bill rate + 1.80% p.a.	22 June 2028	22 June 2023	724	714
subordinated notes
USD 1,000 million	Fixed 4.421% p.a.	24 July 2039	n/a	1,481	1,707
subordinated notes

1.	Excludes subordinated perpetual notes.
2.	Interest payments are made periodically as set out in the terms of the subordinated notes.
3.

Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for USD 1,500 million subordinated notes with an optional redemption date in November 2026, USD 1,250 million subordinated notes with an optional redemption date in July 2029, USD 1,500 million subordinated notes with an optional redemption date in February 2025, USD 1,500 million subordinated notes with an optional redemption date in November 2030, and EUR 1,000 million subordinated notes with an optional redemption date in May 2026), subject to APRA’s prior written approval.

4.	The subordinated notes were redeemed in full on the optional redemption date.

WESTPAC GROUP 2021 ANNUAL REPORT 53

Notes to the financial statements

Note 19. Loan capital (continued)

Tier 2 loan capital (continued)

A summary of the key terms and common features of Westpac’s Tier 2 instruments is continued below1:

Consolidated and Parent Entity			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2021	2020
Subordinated notes
USD 1,250 million	4.110% p.a. until but excluding 24 July 2029.	24 July 2034	24 July 2029	1,813	1,970
subordinated notes	Thereafter, if not redeemed a fixed rate per annum
	equal to the five-year USD treasury rate plus 2% p.a.
AUD 1,000 million	90 day bank bill rate + 1.98% p.a.	27 August 2029	27 August 2024	999	1,000
subordinated notes
USD 1,500 million	2.894% p.a. until but excluding 4 February	4 February 2030	4 February 2025	2,133	2,220
subordinated notes	2025. Thereafter, if not redeemed, a fixed rate per
	annum equal to the five-year USD treasury
	rate plus 1.350% p.a.
USD 1,500 million	2.668% p.a. until but excluding 15 November 2030.	15 November 2035	15 November 2030	1,970	-
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the five-year USD treasury rate plus 1.750% p.a.
USD 1,000 million	Fixed 2.963% p.a.	16 November 2040	n/a	1,264	-
subordinated notes
AUD 1,250 million	90 day bank bill rate + 1.55% p.a.	29 January 2031	29 January 2026	1,237	-
subordinated notes
EUR 1,000 million	0.766% p.a. until but excluding 13 May 2026.	13 May 2031	13 May 2026	1,604	-
subordinated notes	Thereafter, if not redeemed, a fixed rate per annum
	equal to the prevailing 5-year EUR mid-market swap
	rate plus 1.05% p.a.
Total subordinated notes				18,362	14,090

1.	Excludes subordinated perpetual notes.
2.	Interest payments are made periodically as set out in the terms of the subordinated notes.
3.

Westpac may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval. If not redeemed on the first optional redemption date, Westpac may elect to redeem the relevant Tier 2 instrument on any interest payment date after the first optional redemption date (except for USD 1,500 million subordinated notes with an optional redemption date in November 2026, USD 1,250 million subordinated notes with an optional redemption date in July 2029, USD 1,500 million subordinated notes with an optional redemption date in February 2025, USD 1,500 million subordinated notes with an optional redemption date in November 2030, and EUR 1,000 million subordinated notes with an optional redemption date in May 2026), subject to APRA’s prior written approval.

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

Subordinated perpetual notes

These notes have no final maturity but Westpac can choose to redeem them at par on any interest payment date falling on or after September 1991, subject to APRA approval and certain other conditions. Interest is cumulative and payable on the notes semi-annually at a rate of 6 month US$ LIBOR plus 0.15% p.a., subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12-month period.

These notes qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

The rights of the noteholders and coupon holders are subordinated to the claims of all creditors (including depositors) of Westpac other than creditors whose claims against Westpac rank equally with, or junior to, these notes.

54 WESTPAC GROUP 2021 ANNUAL REPORT

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

If a hedge is discontinued, any cumulative gain or loss remains in OCI. It is amortised to net interest income over the period in which the asset or liability that was hedged also impacts the income statement.

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

WESTPAC GROUP 2021 ANNUAL REPORT 55

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below.

					Total derivatives
Consolidated	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2021

Interest rate contracts[1]
Forward rate agreements	1	(1)	-	-	1	(1)
Swap agreements	30,491	(29,630)	3,530	(5,437)	34,021	(35,067)
Options	115	(121)	-	-	115	(121)
Total interest rate contracts	30,607	(29,752)	3,530	(5,437)	34,137	(35,189)
FX contracts
Spot and forward contracts	5,896	(5,554)	38	(51)	5,934	(5,605)
Cross currency swap agreements	6,433	(6,912)	749	(175)	7,182	(7,087)
Options	198	(173)	-	-	198	(173)
Total FX contracts	12,527	(12,639)	787	(226)	13,314	(12,865)
Credit default swaps
Credit protection bought	-	(15)	-	-	-	(15)
Credit protection sold	13	-	-	-	13	-
Total credit default swaps	13	(15)	-	-	13	(15)
Commodity contracts	227	(360)	-	-	227	(360)
Equities	2	-	-	-	2	-
Total of gross derivatives	43,376	(42,766)	4,317	(5,663)	47,693	(48,429)
Impact of netting arrangements	(25,010)	25,240	(3,330)	5,130	(28,340)	30,370
Total of net derivatives	18,366	(17,526)	987	(533)	19,353	(18,059)

2020

Interest rate contracts[1]
Forward rate agreements	14	(14)	-	-	14	(14)
Swap agreements	44,366	(42,724)	5,916	(10,331)	50,282	(53,055)
Options	161	(165)	-	-	161	(165)
Total interest rate contracts	44,541	(42,903)	5,916	(10,331)	50,457	(53,234)
FX contracts
Spot and forward contracts	5,595	(4,797)	61	(46)	5,656	(4,843)
Cross currency swap agreements	4,977	(8,872)	1,450	(141)	6,427	(9,013)
Options	383	(200)	-	-	383	(200)
Total FX contracts	10,955	(13,869)	1,511	(187)	12,466	(14,056)
Credit default swaps
Credit protection bought	-	(59)	-	-	-	(59)
Credit protection sold	57	-	-	-	57	-
Total credit default swaps	57	(59)	-	-	57	(59)
Commodity contracts	352	(204)	-	-	352	(204)
Equities	3	-	-	-	3	-
Total of gross derivatives	55,908	(57,035)	7,427	(10,518)	63,335	(67,553)
Impact of netting arrangements	(34,402)	34,819	(5,566)	9,680	(39,968)	44,499
Total of net derivatives	21,506	(22,216)	1,861	(838)	23,367	(23,054)

1.	The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

56 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

					Total derivatives
Parent Entity	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2021
Interest rate contracts[1]
Forward rate agreements	1	(1)	-	-	1	(1)
Swap agreements	30,779	(29,764)	3,228	(5,261)	34,007	(35,025)
Options	115	(121)	-	-	115	(121)
Total interest rate contracts	30,895	(29,886)	3,228	(5,261)	34,123	(35,147)
FX contracts
Spot and forward contracts	5,929	(5,603)	5	(2)	5,934	(5,605)
Cross currency swap agreements	6,452	(6,925)	519	(34)	6,971	(6,959)
Options	198	(173)	-	-	198	(173)
Total FX contracts	12,579	(12,701)	524	(36)	13,103	(12,737)
Credit default swaps
Credit protection bought	-	(15)	-	-	-	(15)
Credit protection sold	13	-	-	-	13	-
Total credit default swaps	13	(15)	-	-	13	(15)
Commodity contracts	227	(360)	-	-	227	(360)
Equities	1	-	-	-	1	-
Total of gross derivatives	43,715	(42,962)	3,752	(5,297)	47,467	(48,259)
Impact of netting arrangements	(25,299)	25,365	(3,041)	5,005	(28,340)	30,370
Total of net derivatives	18,416	(17,597)	711	(292)	19,127	(17,889)

2020

Interest rate contracts[1]
Forward rate agreements	14	(14)	-	-	14	(14)
Swap agreements	44,511	(43,108)	5,749	(9,807)	50,260	(52,915)
Options	161	(165)	-	-	161	(165)
Total interest rate contracts	44,686	(43,287)	5,749	(9,807)	50,435	(53,094)
FX contracts
Spot and forward contracts	5,641	(4,821)	14	(19)	5,655	(4,840)
Cross currency swap agreements	4,977	(8,872)	900	(9)	5,877	(8,881)
Options	383	(200)	-	-	383	(200)
Total FX contracts	11,001	(13,893)	914	(28)	11,915	(13,921)
Credit default swaps
Credit protection bought	-	(59)	-	-	-	(59)
Credit protection sold	57	-	-	-	57	-
Total credit default swaps	57	(59)	-	-	57	(59)
Commodity contracts	352	(204)	-	-	352	(204)
Equities	3	-	-	-	3	-
Total of gross derivatives	56,099	(57,443)	6,663	(9,835)	62,762	(67,278)
Impact of netting arrangements	(34,521)	35,175	(5,447)	9,324	(39,968)	44,499
Total of net derivatives	21,578	(22,268)	1,216	(511)	22,794	(22,779)

1.The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

WESTPAC GROUP 2021 ANNUAL REPORT 57

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

Fair value hedges

Interest rate risk

The Group hedges its interest rate risk to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. Interest rate risk arising from fixed rate debt issuances and fixed rate bonds classified as investment securities at FVOCI is hedged with single currency fixed to floating interest rate derivatives. The Group also hedges its benchmark interest rate risk from fixed rate foreign currency denominated debt issuances using cross currency swaps. In applying fair value hedge accounting, the Group primarily uses one-to-one hedge accounting to manage specific exposures.

The Group also uses a dynamic hedge accounting strategy for fair value portfolio hedge accounting of some fixed rate mortgages to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. These fixed rate mortgages are allocated to time buckets based on their expected repricing dates and the fixed-to-floating interest rate derivatives are designated accordingly to the capacity in the relevant time buckets.

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

58 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

Net investment hedges

FX risk

Structural FX risk results from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore capital is subject to change that could introduce significant variability to the Group’s reported financial results and capital ratios.

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

Economic hedges

As part of the Group’s ALM activities, economic hedges may be entered into to hedge New Zealand future earnings and long-term funding transactions. These hedges do not qualify for hedge accounting and the impact on the income statement of these hedges is treated as a cash earnings adjustment. This is due to the accounting mismatch between the fair value accounting of the derivatives used in the economic hedges when compared to the recognition of the New Zealand future earnings as they are earned and the amortised cost accounting of the borrowing respectively. Refer to Note 2 for further details.

Interest Rate Benchmark Reform

The Group's hedging relationships include hedged items and hedging instruments that are impacted by IBOR reform. Refer to Note 21.5 for further details of the Group’s exposure to IBOR reform.

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2021

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,674	59,022	54,250	124,946	2,402	(4,889)
	Cross currency swap	Interest rate risk	4,717	5,251	3,604	13,572	227	-
Cash flow hedges	Cross currency swap	FX risk	5,905	5,251	3,604	14,760	522	(175)
Net investment hedges	Forward contracts	FX risk	6,574	-	-	6,574	38	(51)
Total one-to-one hedge relationships			28,870	69,524	61,458	159,852	3,189	(5,115)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	28,258	60	(24)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	201,339	1,068	(524)
Total macro hedge relationships			n/a	n/a	n/a	229,597	1,128	(548)
Total of gross hedging derivatives			n/a	n/a	n/a	389,449	4,317	(5,663)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,330)	5,130
Total of net hedging derivatives			n/a	n/a	n/a	n/a	987	(533)

WESTPAC GROUP 2021 ANNUAL REPORT 59

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2020

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,748	60,258	56,979	133,985	4,395	(8,810)
	Cross currency swap	Interest rate risk	4,668	8,381	1,615	14,664	355	-
Cash flow hedges	Cross currency swap	FX risk	5,877	9,590	1,615	17,082	1,095	(141)
Net investment hedges	Forward contracts	FX risk	6,320	-	-	6,320	61	(46)
Total one-to-one hedge relationships			33,613	78,229	60,209	172,051	5,906	(8,997)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	19,907	-	(187)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	174,611	1,521	(1,334)
Total macro hedge relationships			n/a	n/a	n/a	194,518	1,521	(1,521)
Total of gross hedging derivatives			n/a	n/a	n/a	366,569	7,427	(10,518)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,566)	9,680
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,861	(838)

			Notional amounts
				Over
Parent Entity			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2021

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,283	57,732	54,250	123,265	2,400	(4,837)
	Cross currency swap	Interest rate risk	3,108	1,682	707	5,497	165	-
Cash flow hedges	Cross currency swap	FX risk	3,108	1,682	707	5,497	354	(34)
Net investment hedges	Forward contracts	FX risk	1,263	-	-	1,263	5	(2)
Total one-to-one hedge relationships			18,762	61,096	55,664	135,522	2,924	(4,873)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,872	7	(1)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	180,533	821	(423)
Total macro hedge relationships			n/a	n/a	n/a	183,405	828	(424)
Total of gross hedging derivatives			n/a	n/a	n/a	318,927	3,752	(5,297)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,041)	5,005
Total of net hedging derivatives			n/a	n/a	n/a	n/a	711	(292)

2020

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,125	58,628	56,979	131,732	4,390	(8,644)
	Cross currency swap	Interest rate risk	2,981	4,284	1,286	8,551	252	-
Cash flow hedges	Cross currency swap	FX risk	2,981	4,284	1,286	8,551	648	(9)
Net investment hedges	Forward contracts	FX risk	1,240	-	-	1,240	14	(19)
Total one-to-one hedge relationships			23,327	67,196	59,551	150,074	5,304	(8,672)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	-	-	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	162,033	1,359	(1,163)
Total macro hedge relationships			n/a	n/a	n/a	162,033	1,359	(1,163)
Total of gross hedging derivatives			n/a	n/a	n/a	312,107	6,663	(9,835)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,447)	9,324
Total of net hedging derivatives			n/a	n/a	n/a	n/a	1,216	(511)

60 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2021	2020
Consolidated

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6823	0.6687
			JPY:AUD	not material	81.4507
			EUR:NZD	0.6086	0.6160
			HKD:NZD	not material	4.9670
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0505	1.0838

Parent Entity

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6823	0.6687
			JPY:AUD	79.6302	81.4507
			CHF:AUD	0.7679	not material
			CNH:AUD	4.9359	4.9492
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0460	1.0904

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2021		2020
		FVHA		FVHA
	Carrying amount of	included in carrying	Carrying amount of	included in carrying
$m	hedged item	amount	hedged item	amount
Consolidated

Interest rate risk
Investment securities	60,657	117	68,862	3,285
Loans	28,340	(59)	20,290	140
Debt issues and loan capital	(84,776)	(1,983)	(96,605)	(4,559)

Parent Entity

Interest rate risk
Investment securities	59,008	101	66,529	3,175
Loans	3,009	(5)	251	8
Debt issues and loan capital	(76,634)	(1,931)	(90,287)	(4,440)

There were no (2020: nil) FVHA included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

	2021			2020
	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Consolidated

Cash flow hedge reserve

Balance as at beginning of year	73	(132)	(59)	(99)	(83)	(182)
Net gains/(losses) from changes in fair value	352	(56)	296	(1)	(94)	(95)
Transferred to interest income	(31)	70	39	173	45	218
Balance as at end of year	394	(118)	276	73	(132)	(59)

Parent Entity

Cash flow hedge reserve

Balance as at beginning of year	83	(53)	30	(70)	(22)	(92)
Net gains/(losses) from changes in fair value	201	(24)	177	16	(44)	(28)
Transferred to interest income	(41)	28	(13)	137	13	150
Balance as at end of year	243	(49)	194	83	(53)	30

WESTPAC GROUP 2021 ANNUAL REPORT 61

Notes to the financial statements

Note 20. Derivative financial instruments (continued)

There were losses of $176 million (2020: $43 million) remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied for the Group and Parent Entity.

As disclosed in Note 27, the net losses from changes in the fair value of net investment hedges were $198 million (2020: net gains $9 million) for the Group and $41 million (2020: net gains $17 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $210 million (2020: $210 million) for the Group and $214 million (2020: $214 million) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

Hedge effectiveness

Hedge effectiveness is tested prospectively at inception and during the lifetime of hedge relationships. For one-to-one hedge relationships this testing uses a qualitative assessment of matched terms where the critical terms of the derivatives used as the hedging instrument match the terms of the hedged item. In addition, a quantitative effectiveness test is performed for all hedges which could include regression analysis, dollar offset and/or sensitivity analysis.

Retrospective testing is also performed to determine whether the hedge relationship remains highly effective so that hedge accounting can continue to be applied and also to determine any ineffectiveness. These tests are performed using regression analysis and the dollar offset method.

The following tables provide information regarding the determination of hedge effectiveness:

			Change in
			fair value	Change in
			of hedging	value of the		Hedge
			instrument	hedged item	Hedge	ineffectiveness
			used for	used for	ineffectiveness	recognised in
Consolidated			calculating	calculating	recognised in	non-interest
$m	Hedging instrument	Hedged risk	ineffectiveness	ineffectiveness	interest income	income
Consolidated

2021

Fair value hedges	Interest rate swap	Interest rate risk	957	(959)	(2)	n/a
	Cross currency swap	Interest rate risk	(171)	168	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	280	(321)	(41)	n/a
	Cross currency swap	FX risk	14	(14)	-	n/a
Net investment hedges	Forward contracts	FX risk	(199)	198	n/a	(1)
Total			881	(928)	(46)	(1)

2020

Fair value hedges	Interest rate swap	Interest rate risk	1,403	(1,372)	31	n/a
	Cross currency swap	Interest rate risk	(110)	108	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	230	(172)	58	n/a
	Cross currency swap	FX risk	(49)	49	-	n/a
Net investment hedges	Forward contracts	FX risk	9	(9)	n/a	-
Total			1,483	(1,396)	87	-

Parent Entity

2021

Fair value hedges	Interest rate swap	Interest rate risk	683	(683)	-	n/a
	Cross currency swap	Interest rate risk	(107)	105	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	120	(160)	(40)	n/a
	Cross currency swap	FX risk	4	(4)	-	n/a
Net investment hedges	Forward contracts	FX risk	(41)	41	n/a	-
Total			659	(701)	(42)	-

2020

Fair value hedges	Interest rate swap	Interest rate risk	1,408	(1,377)	31	n/a
	Cross currency swap	Interest rate risk	(73)	72	(1)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	200	(153)	47	n/a
	Cross currency swap	FX risk	(31)	31	-	n/a
Net investment hedges	Forward contracts	FX risk	17	(17)	n/a	-
Total			1,521	(1,444)	77	-

62 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

		Note
Index	Note name	number
Overview	Risk management frameworks	21.1
Credit risk	Credit risk ratings system	21.2.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations.	Credit risk mitigation, collateral and other credit enhancements	21.2.2
	Credit risk concentrations	21.2.3
	Credit quality of financial assets	21.2.4
	Non-performing loans and credit commitments	21.2.5
	Collateral held	21.2.6
Funding and liquidity risk	Liquidity modelling	21.3.1

The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Sources of funding	21.3.2
	Assets pledged as collateral	21.3.3
	Contractual maturity of financial liabilities	21.3.4
	Expected maturity	21.3.5
Market risk	Value-at-Risk (VaR)	21.4.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity price.	Traded market risk	21.4.2
	Non-traded market risk	21.4.3
IBOR reform	Benchmark interest rate exposure	21.5

21.1 Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk Committee (BRiskC) responsibility to:

●	review and recommend the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement to the Board for approval;
●	review and monitor the risk profile and controls of the Group consistent with Westpac Group’s Risk Appetite Statement;
●	approve frameworks, policies and processes for managing risk (consistent with the Westpac Group Risk Management Strategy and Westpac Group Risk Appetite Statement); and
●	review and, where appropriate, approve risks beyond the approval discretion provided to management.

The Board Legal, Regulatory & Compliance Committee (BLRCC) is a sub-committee of the BRiskC. The BLRCC oversees material legal and regulatory change relevant to the Westpac Group. In addition it oversees management of material litigation and regulatory investigations, compliance, conduct risk, financial crime risk and customer remediation activities and customer complaints. The BLRCC also reviews and approves the Compliance and Conduct Risk Management Framework and the Financial Crime Risk Management Framework.

For each of its primary financial risks, the Group maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

WESTPAC GROUP 2021 ANNUAL REPORT 63

Notes to the financial statements

Notes 21. Financial risk (continued)

Risk	Risk management framework and controls
Credit risk

●     The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.

●     The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.

●     The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.

●     All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.

●     An annual review is performed of the Credit Risk Rating System by the BRiskC and CREDCO.

●     Specific credit risk estimates (including PD, LGD and EAD levels) are overseen, reviewed annually and supported by the Credit Risk Estimates Committee (a subcommittee of CREDCO) prior to approval under delegated authority from the Chief Risk Officer.

●     In determining the provision for ECL, the forward-looking economic inputs and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Group Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).

●     Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.

●     Credit manuals are established throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.

●     Climate change related credit risks are considered in line with our Climate Change Position Statement (CCPS). Climate change risks are managed in accordance with the Group's risk framework which is supported by the Sustainability Risk Management Framework (SRMF), Group Environmental, Social and Governance (ESG) Credit Risk Policy and Board Risk Appetite Statements (RAS). Where appropriate, these are applied at the portfolio, customer and transaction level.

●     The Climate Change Financial Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group and reports to CREDCO.

●     The Group's ESG Credit Risk Policy details the Group's overall approach to managing ESG risks in the credit risk process for applicable transactions.

●     Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).

●     The Related Entity Risk Management Framework and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

64 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Notes 21. Financial risk (continued)

Risk	Risk management framework and controls
Funding and liquidity risk

●     Funding and liquidity risk is measured and managed in accordance with the policies and processes defined in the Board-approved Liquidity Risk Management Framework which is part of the Westpac Board-approved Risk Management Strategy.

●     Responsibility for managing Westpac's liquidity and funding positions in accordance with the Liquidity Risk Management Framework is delegated to Treasury, under the oversight of Group ALCO and Treasury Risk.

●     Westpac's Liquidity Risk Management Framework sets out Westpac's funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac's balance sheet.

●     Treasury undertakes an annual funding review that outlines Westpac's balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.

●     Westpac monitors the composition and stability of its funding so that it remains within Westpac's funding risk appetite. This includes compliance with both the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR).

●     Westpac holds a portfolio of liquid assets for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac's balance sheet under normal and stress conditions.

●     Treasury maintains a contingent funding plan that outlines the steps that should be taken by Westpac in the event of an emerging 'funding crisis'. The plan is aligned with Westpac's broader Liquidity Crisis Management Policy which is approved annually by the Board.

●     Daily liquidity risk reports are reviewed by the Group's Treasury and Treasury Risk teams. Liquidity reports are presented to Group ALCO monthly and to the Board quarterly.

Market risk

●     The Market Risk Framework describes the Group's approach to managing traded and non- traded market risk.

●     Traded market risk includes interest rate, FX, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate and credit spread risks.

●     Market risk is managed using VaR limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

●     The BRiskC approves the risk appetite for traded and non-traded risks through the use of VaR, NaR and specific structural risk limits. This includes separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for non-traded ALM activities.

●     Market risk limits are assigned to business management based upon the Bank's risk appetite and business strategies in addition to the consideration of market liquidity and concentration.

●     Market risk positions are managed by the trading desks and ALM unit consistent with their delegated authorities and the nature and scale of the market risks involved.

●     Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk and Treasury Risk units, which monitor market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the Westpac Group Market Risk Committee (MARCO), RISKCO and the BRiskC.

●     Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements. A review of the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data. MARCO has ratified an approved escalation framework.

●     The BRiskC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.

●     Treasury's ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Treasury Risk unit and reviewed by Banking Book Risk Committee (BBRC), MARCO, RISKCO and BRiskC.

WESTPAC GROUP 2021 ANNUAL REPORT 65

Notes to the financial statements

Notes 21. Financial risk (continued)

21.2 Credit Risk

21.2.1 Credit risk ratings system

The principal objective of the credit risk rating system is to assess the credit risk to which the Group is exposed. The Group has two main approaches to this assessment.

Transaction-managed customers

Transaction managed customers are generally customers with business lending exposures. They are individually assigned a Customer Risk Grade (CRG), corresponding to their expected PD. Each facility is assigned an LGD. The Group’s risk rating system has a tiered scale of risk grades for both non-defaulted customers and defaulted customers. Non-defaulted CRGs are mapped to Moody’s and S&P Global Ratings (S&P) external senior unsecured ratings.

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

Program-managed portfolio

The program-managed portfolio generally includes retail products including mortgages, personal lending (including credit cards) as well as certain SME lending. These customers are grouped into pools of similar risk. Pools are created by analysing similar risk characteristics that have historically predicted that an account is likely to go into default. Customers grouped according to these predictive characteristics are assigned a PD and LGD relative to their pool. The credit quality of these pools is based on a combination of behavioural factors, delinquency trends, PD estimates and loan to valuation ratio (housing loans only).

66 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.2 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities. This includes the Group establishing that it has direct, irrevocable and unconditional recourse to collateral and other credit enhancements through obtaining legally enforceable documentation.

Collateral

The table below describes the nature of collateral or security held for each relevant class of financial asset.

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

Management of risk mitigation

The Group mitigates credit risk through controls covering:

Collateral and valuation management

The estimated realisable value of collateral held in support of loans is based on a combination of:

●
formal valuations currently held for such collateral; and
●
management’s assessment of the estimated realisable value of all collateral held.

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

●
cash, primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), Canadian dollars (CAD), British pounds (GBP) or European Union euro (EUR);
●
bonds issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under Australian Prudential Standard (APS) 112;
●
securities issued by other sovereign governments and supranationals as approved by an authorised credit officer; or
●
protection bought via credit-linked notes (provided the proceeds are invested in cash or other eligible collateral).

1.	This includes collateral held in relation to associated credit commitments.

WESTPAC GROUP 2021 ANNUAL REPORT 67

Notes to the financial statements

Note 21. Financial risk (continued)

Other credit enhancements

The Group only recognises guarantees, standby letters of credit, or credit derivative protection from the following entities (provided they are not related to the entity with which Westpac has a credit exposure):

●
Sovereign;
●
Australia and New Zealand public sector;
●
ADIs and overseas banks with a minimum risk grade equivalent of A3 / A–; and
●
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

Maximum exposure to credit risk

The maximum exposure to credit risk (excluding collateral received) is represented by the carrying amount of on-balance sheet financial assets (which comprise cash and balances with central banks, collateral paid, trading securities and financial assets measured at FVIS, derivative financial instruments, investment securities, loans, other financial assets and certain balances included in assets held for sale) and undrawn credit commitments.

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

68 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 10)
●
42% (2020: 64%) were issued by financial institutions for the Group; 44% (2020: 67%) for the Parent Entity.
●
53% (2020: 33%) were issued by government or semi-government authorities for the Group; 52% (2020: 31%) for the Parent Entity.
●
67% (2020: 79%) were held in Australia by the Group; 74% (2020: 84%) by the Parent Entity.

Investment securities (Note 11)
●
18% (2020: 18%) were issued by financial institutions for the Group; 19% (2020: 18%) for the Parent Entity.
●
81% (2020: 82%) were issued by government or semi-government authorities for the Group; 81% (2020: 82%) for the Parent Entity.
●
92% (2020: 92%) were held in Australia by the Group; 99% (2020: 98%) by the Parent Entity.

Loans (Note 12)	● The table below provides a detailed breakdown of loans by industry and geographic classification.

Derivative financial instruments (Note 20)	● 78% (2020: 68%) were issued by financial institutions for both the Group and Parent Entity. ● 80% (2020: 76%) were held in Australia by the Group; 81% (2020: 78%) by the Parent Entity.

WESTPAC GROUP 2021 ANNUAL REPORT 69

Notes to the financial statements

Note 21. Financial risk (continued)

		2021				2020
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Consolidated		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	7,658	13	1,294	8,965	7,933	23	1,225	9,181
Agriculture, forestry and fishing	10,501	32	2,367	12,900	10,116	43	2,219	12,378
Construction	6,214	16	3,718	9,948	6,711	15	3,643	10,369
Finance and insurance	16,026	86,412	9,664	112,102	13,348	68,154	8,954	90,456
Government, administration and defence	957	72,343	1,327	74,627	730	79,452	1,588	81,770
Manufacturing	8,067	570	6,351	14,988	8,493	755	6,477	15,725
Mining	3,003	158	3,527	6,688	2,975	427	3,735	7,137
Property	45,645	435	12,792	58,872	44,468	671	10,869	56,008
Property services and business services	11,248	100	6,544	17,892	12,562	150	7,019	19,731
Services	9,918	437	8,058	18,413	11,675	247	7,595	19,517
Trade	13,165	1,171	9,535	23,871	13,268	365	10,171	23,804
Transport and storage	7,681	777	5,734	14,192	8,218	1,174	5,136	14,528
Utilities	5,445	937	5,206	11,588	4,962	1,406	4,918	11,286
Retail lending	467,218	481	86,570	554,269	454,433	553	84,454	539,440
Other	6,048	821	2,160	9,029	5,706	1,161	2,491	9,358
Total Australia	618,794	164,703	164,847	948,344	605,598	154,596	160,494	920,688
New Zealand
Accommodation, cafes and restaurants	389	1	49	439	388	1	51	440
Agriculture, forestry and fishing	9,371	29	724	10,124	9,101	57	632	9,790
Construction	438	2	481	921	509	8	429	946
Finance and insurance	3,344	13,787	1,984	19,115	3,427	9,274	1,782	14,483
Government, administration and defence	145	6,919	767	7,831	94	7,739	865	8,698
Manufacturing	1,608	80	1,525	3,213	1,689	115	1,782	3,586
Mining	202	3	53	258	203	5	97	305
Property	6,840	625	1,239	8,704	6,667	766	977	8,410
Property services and business services	1,052	40	578	1,670	951	82	712	1,745
Services	1,683	24	1,105	2,812	2,119	49	853	3,021
Trade	2,172	32	1,368	3,572	1,949	76	1,510	3,535
Transport and storage	1,129	129	919	2,177	1,176	73	871	2,120
Utilities	1,341	435	1,599	3,375	1,303	506	1,681	3,490
Retail lending	59,341	53	13,249	72,643	52,584	61	12,596	65,241
Other	192	45	179	416	190	14	182	386
Total New Zealand	89,247	22,204	25,819	137,270	82,350	18,826	25,020	126,196
Other overseas
Accommodation, cafes and restaurants	116	-	9	125	118	-	10	128
Agriculture, forestry and fishing	10	-	2	12	124	-	5	129
Construction	51	-	111	162	51	-	118	169
Finance and insurance	1,402	16,106	2,192	19,700	2,298	16,896	2,243	21,437
Government, administration and defence	1	3,316	-	3,317	20	4,767	18	4,805
Manufacturing	580	-	2,745	3,325	1,877	31	3,443	5,351
Mining	339	-	805	1,144	336	16	1,194	1,546
Property	363	-	29	392	416	-	27	443
Property services and business services	946	41	497	1,484	1,545	107	790	2,442
Services	40	1	756	797	218	-	698	916
Trade	1,130	1	1,911	3,042	1,553	2	1,931	3,486
Transport and storage	504	11	237	752	732	23	276	1,031
Utilities	413	-	74	487	950	2	615	1,567
Retail lending	407	2	29	438	457	2	32	491
Other	30	129	28	187	18	111	27	156
Total other overseas	6,332	19,607	9,425	35,364	10,713	21,957	11,427	44,097
Total gross credit risk	714,373	206,514	200,091	1,120,978	698,661	195,379	196,941	1,090,981

70 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

		2021				2020
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Parent Entity		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	7,613	13	1,294	8,920	7,857	23	1,225	9,105
Agriculture, forestry and fishing	10,446	32	2,367	12,845	10,058	43	2,219	12,320
Construction	5,757	16	3,718	9,491	6,199	14	3,643	9,856
Finance and insurance	15,969	244,440	9,664	270,073	13,290	231,468	8,954	253,712
Government, administration and defence	954	72,343	1,327	74,624	709	79,457	1,588	81,754
Manufacturing	7,913	570	6,351	14,834	8,282	755	6,477	15,514
Mining	2,979	157	3,527	6,663	2,955	426	3,735	7,116
Property	45,598	435	12,792	58,825	44,468	671	10,868	56,007
Property services and business services	10,815	100	6,544	17,459	11,843	149	7,019	19,011
Services	9,677	437	8,058	18,172	11,334	247	7,595	19,176
Trade	12,997	1,171	9,535	23,703	13,058	367	10,171	23,596
Transport and storage	7,394	775	5,734	13,903	7,870	1,174	5,136	14,180
Utilities	5,422	937	5,206	11,565	4,938	1,404	4,918	11,260
Retail lending	467,153	478	86,558	554,189	454,259	549	84,437	539,245
Other	5,556	595	2,157	8,308	5,098	633	2,489	8,220
Total Australia	616,243	322,499	164,832	1,103,574	602,218	317,380	160,474	1,080,072
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	1	1
Agriculture, forestry and fishing	6	16	4	26	4	44	4	52
Construction	2	1	34	37	4	7	35	46
Finance and insurance	-	8,413	105	8,518	-	8,173	135	8,308
Government, administration and defence	-	1,605	7	1,612	-	1,743	8	1,751
Manufacturing	67	80	64	211	70	114	51	235
Mining	-	3	-	3	-	5	-	5
Property	-	112	-	112	1	101	-	102
Property services and business services	10	39	16	65	7	81	16	104
Services	-	22	1	23	-	46	-	46
Trade	298	30	159	487	263	74	157	494
Transport and storage	1	26	53	80	5	71	67	143
Utilities	-	305	80	385	-	492	83	575
Retail lending	-	1	-	1	-	-	1	1
Other	-	1	1	2	-	2	-	2
Total New Zealand	384	10,654	524	11,562	354	10,953	558	11,865
Other overseas
Accommodation, cafes and restaurants	74	-	9	83	81	-	10	91
Agriculture, forestry and fishing	2	-	1	3	114	-	1	115
Construction	45	-	110	155	46	-	114	160
Finance and insurance	1,399	17,145	2,171	20,715	2,295	18,290	2,217	22,802
Government, administration and defence	1	2,464	-	2,465	20	3,882	18	3,920
Manufacturing	576	-	2,687	3,263	1,875	30	3,384	5,289
Mining	319	-	802	1,121	314	16	1,134	1,464
Property	180	-	11	191	209	-	10	219
Property services and business services	886	41	495	1,422	1,478	107	786	2,371
Services	19	-	754	773	196	-	695	891
Trade	1,016	1	1,761	2,778	1,415	2	1,754	3,171
Transport and storage	436	11	230	677	642	23	268	933
Utilities	390	-	53	443	894	2	511	1,407
Retail lending	324	-	28	352	359	-	31	390
Other	21	128	13	162	7	111	14	132
Total other overseas	5,688	19,790	9,125	34,603	9,945	22,463	10,947	43,355
Total gross credit risk	622,315	352,943	174,481	1,149,739	612,517	350,796	171,979	1,135,292

WESTPAC GROUP 2021 ANNUAL REPORT 71

Notes to the financial statements

Note 21. Financial risk (continued)

21.2.4 Credit quality of financial assets

Credit quality disclosures1

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements apply. The credit quality is determined by reference to the credit risk ratings system (refer to Note 21.2.1) and expectations of future economic conditions under multiple scenarios.

Consolidated	2021				2020
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	398,043	21,165	-	419,208	382,892	6,629	-	389,521
Good/satisfactory	55,631	17,851	-	73,482	62,324	20,603	-	82,927
Weak	3,245	12,659	5,461	21,365	4,122	8,258	7,643	20,023
Total loans - housing	456,919	51,675	5,461	514,055	449,338	35,490	7,643	492,471
Loans - personal
Strong	4,608	69	-	4,677	4,768	146	-	4,914
Good/satisfactory	8,780	1,327	-	10,107	10,607	1,515	-	12,122
Weak	310	539	286	1,135	404	631	381	1,416
Total loans - personal	13,698	1,935	286	15,919	15,779	2,292	381	18,452
Loans - business
Strong	71,336	446	-	71,782	65,091	2,063	-	67,154
Good/satisfactory	93,457	10,674	-	104,131	94,046	16,091	-	110,137
Weak	175	4,562	3,749	8,486	180	7,200	3,067	10,447
Total loans - business	164,968	15,682	3,749	184,399	159,317	25,354	3,067	187,738
Debt securities
Strong	82,536	-	-	82,536	90,461	365	-	90,826
Good/satisfactory	-	48	-	48	-	-	-	-
Weak	-	559	-	559	-	587	-	587
Total debt securities[2]	82,536	607	-	83,143	90,461	952	-	91,413
Assets held for sale
Strong	206	-	-	206	-	-	-	-
Good/satisfactory	786	56	-	842	-	-	-	-
Weak	-	-	-	-	-	-	-	-
Total assets held for sale	992	56	-	1,048	-	-	-	-
All other financial assets
Strong	81,563	-	-	81,563	39,871	-	-	39,871
Good/satisfactory	386	-	-	386	470	-	-	470
Weak	30	-	-	30	40	-	-	40
Total all other financial assets	81,979	-	-	81,979	40,381	-	-	40,381
Undrawn credit commitments
Strong	153,712	1,546	-	155,258	149,778	2,384	-	152,162
Good/satisfactory	38,377	5,119	-	43,496	38,121	4,713	-	42,834
Weak	130	933	274	1,337	117	1,608	220	1,945
Total undrawn credit commitments[3]	192,219	7,598	274	200,091	188,016	8,705	220	196,941

Total strong	792,004	23,226	-	815,230	732,861	11,587	-	744,448
Total good/satisfactory	197,417	35,075	-	232,492	205,568	42,922	-	248,490
Total weak	3,890	19,252	9,770	32,912	4,863	18,284	11,311	34,458
Total on and off-balance sheet	993,311	77,553	9,770	1,080,634	943,292	72,793	11,311	1,027,396

1.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

2.

Debt securities included $938 million (2020: $1,011 million) at amortised cost. $331 million (2020: $424 million) of these are classified as strong, $48 million (2020: nil) were classified as good/satisfactory and $559 million (2020: $587 million) are classified as weak.

3.	Includes credit commitments on held for sale assets of $828 million (2020: nil).

72 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Details of collateral held in support of these balances are provided in Note 21.2.6.

Parent Entity	2021				2020
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	352,163	19,540	-	371,703	345,662	5,805	-	351,467
Good/satisfactory	47,301	16,725	-	64,026	54,065	19,001	-	73,066
Weak	2,925	12,186	5,064	20,175	3,066	6,467	7,195	16,728
Total loans - housing	402,389	48,451	5,064	455,904	402,793	31,273	7,195	441,261
Loans - personal
Strong	4,204	42	-	4,246	4,292	135	-	4,427
Good/satisfactory	8,386	1,178	-	9,564	10,071	1,376	-	11,447
Weak	231	400	258	889	294	449	329	1,072
Total loans - personal	12,821	1,620	258	14,699	14,657	1,960	329	16,946
Loans - business
Strong	59,224	393	-	59,617	53,321	1,761	-	55,082
Good/satisfactory	77,251	7,798	-	85,049	77,330	13,275	-	90,605
Weak	142	3,496	3,408	7,046	135	5,899	2,589	8,623
Total loans - business	136,617	11,687	3,408	151,712	130,786	20,935	2,589	154,310
Debt securities
Strong	77,741	-	-	77,741	85,434	324	-	85,758
Good/satisfactory	-	48	-	48	-	-	-	-
Weak	-	-	-	-	-	-	-	-
Total debt securities[2]	77,741	48	-	77,789	85,434	324	-	85,758
Assets held for sale
Strong	180	-	-	180	-	-	-	-
Good/satisfactory	786	56	-	842	-	-	-	-
Weak	-	-	-	-	-	-	-	-
Total assets held for sale	966	56	-	1,022	-	-	-	-
All other financial assets
Strong	235,953	-	-	235,953	204,239	-	-	204,239
Good/satisfactory	273	-	-	273	354	-	-	354
Weak	26	-	-	26	31	-	-	31
Total all other financial assets	236,252	-	-	236,252	204,624	-	-	204,624
Undrawn credit commitments
Strong	133,404	1,327	-	134,731	130,494	2,111	-	132,605
Good/satisfactory	34,365	4,242	-	38,607	33,552	4,117	-	37,669
Weak	97	796	250	1,143	99	1,426	180	1,705
Total undrawn credit commitments[3]	167,866	6,365	250	174,481	164,145	7,654	180	171,979

Total strong	862,869	21,302	-	884,171	823,442	10,136	-	833,578
Total good/satisfactory	168,362	30,047	-	198,409	175,372	37,769	-	213,141
Total weak	3,421	16,878	8,980	29,279	3,625	14,241	10,293	28,159
Total on and off-balance sheet	1,034,652	68,227	8,980	1,111,859	1,002,439	62,146	10,293	1,074,878

1.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

2.

Debt securities included $50 million (2020: $3 million) at amortised cost. $2 million (2020: $3 million) of these are classified as strong, $48 million (2020: nil) were classified as good/satisfactory.

3.	Includes $0.8 billion (2020: nil) of undrawn credit commitments related to facilities classified as held for sale.

Details of collateral held in support of these balances are provided in Note 21.2.6.

WESTPAC GROUP 2021 ANNUAL REPORT 73

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

Impaired loans and credit commitments include:

●	housing and business loans with insufficient security to cover the principal and interest payments owing (aligned to an impaired internal credit risk grade);
●	personal loans which are greater than 90 days past due; and
●	restructured loans (the original contractual terms have been modified to provide for concessions for a customer facing financial difficulties).

Items 90 days past due, or otherwise in default but not impaired include:

●	currently 90 days or more past due but well secured[1];
●	assets that were, but are no longer 90 days past due but are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and
●	other assets in default and not impaired, including those where an order for bankruptcy or similar legal action has been taken (e.g. appointment of an Administrator or Receiver).

The determination of the provisions for ECL is one of the Group’s critical accounting assumptions and estimates. Details of this and the Group’s accounting policy for the provision for ECL are discussed in Notes 6 and 13, along with the total provisions for ECL on loans and credit commitments and the total for those loans that are considered non-performing (i.e. Stage 3).

The gross amount of impaired exposures, along with the provisions for ECL is summarised in the following table:

Consolidated
$m	2021	2020
Total impaired exposures
Gross exposures:
Australia	1,868	2,231
New Zealand	148	193
Other overseas	126	355
Total gross exposures	2,142	2,779
Provision:
Australia	(1,009)	(900)
New Zealand	(85)	(96)
Other overseas	(72)	(156)
Total provision	(1,166)	(1,152)
Total net impaired exposures[2,3]	976	1,627

1.	The estimated net realisable value of security to which the Group has recourse is sufficient to cover all principal and interest.
2.	Included restructured loans and credit commitments amounting to $18 million (2020: $16 million), with a related provision of $1 million (2020: $4 million).
3.

Gross amount included $nil million of loans in assets held for sale (2020: nil), with undrawn credit commitments of $nil million (2020:nil). Provision includes $nil million in assets held for sale (2020: nil) and nil in liabilities held for sale (2020: nil).

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

74 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

The Group and the Parent Entity’s loan portfolio have the following coverage from collateral held:

	2021					2020
	Housing	Personal	Business	Assets held		Housing	Personal	Business
%	loans[1]	loans	loans	for sale	Total	loans[1]	loans	loans	Total
Performing loans
Consolidated
Fully secured	100.0	9.9	66.2	5.9	89.2	100.0	8.0	62.8	87.6
Partially secured	-	31.2	15.6	92.5	4.8	-	32.5	18.9	5.9
Unsecured	-	58.9	18.2	1.6	6.0	-	59.5	18.3	6.5
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	100.0	10.6	66.6	5.9	89.7	100.0	8.7	63.7	88.3
Partially secured	-	33.5	14.8	92.5	4.5	-	34.6	17.7	5.4
Unsecured	-	55.9	18.6	1.6	5.8	-	56.7	18.6	6.3
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing loans
Consolidated
Fully secured	94.6	-	44.9	-	72.2	95.2	-	39.2	76.4
Partially secured	5.4	45.7	21.9	-	13.1	4.8	49.4	30.7	13.5
Unsecured	-	54.3	33.2	-	14.7	-	50.6	30.1	10.1
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	94.7	-	47.1	-	73.3	95.2	-	44.1	79.0
Partially secured	5.3	47.8	21.2	-	12.8	4.8	50.7	26.4	11.8
Unsecured	-	52.2	31.7	-	13.9	-	49.3	29.5	9.2
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	100.0

1.	For the purpose of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case they may be classified as partially secured.

Details of the carrying value and associated provision for ECL are disclosed in Notes 12 and 13 respectively. The credit quality of loans is disclosed in Note 21.2.4.

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Cash, primarily for derivatives	2,370	2,252	2,191	1,864
Securities under reverse repurchase agreements[2]	2,916	20,501	2,744	20,501
Securities under derivatives and stock borrowing[2]	9	32	9	32
Total other collateral held	5,295	22,785	4,944	22,397

2.	Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.

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

WESTPAC GROUP 2021 ANNUAL REPORT 75

Notes to the financial statements

Note 21. Financial risk (continued)

21.3.2 Sources of funding

Sources of funding are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

●	deposits;
●	debt issues;
●	proceeds from sale of marketable securities;
●	repurchase agreements with central banks;
●	principal repayments on loans;
●	interest income; and
●	fee income.

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

A summary of the Group’s liquid asset holdings is as follows:

	Consolidated
	2021		2020
$m	Actual	Average	Actual	Average
Cash	70,381	42,862	29,099	28,157
Trading securities and financial assets measured at FVIS	6,940	10,436	29,364	14,789
Investment securities	83,032	90,248	91,097	82,678
Loans[1]	66,610	65,558	71,616	66,512
Other financial assets	590	282	-	468
Total liquid assets	227,553	209,386	221,176	192,604

1.	Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand.

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group's funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2021	2020
Customer deposits	65.0	65.0
Wholesale term funding with residual maturity greater than 12 months	15.6	15.7
Wholesale funding with a residual maturity less than 12 months	10.8	10.4
Securitisation	0.6	0.9
Equity	8.0	8.0
Group's total funding	100.0	100.0

Movements in the Group’s funding composition in 2021 included:

●	Customer deposits accounted for 65.0% of the Group’s total funding (including equity) at 30 September 2021. Over the year, customer deposits increased by $25 billion and fully funded the bank’s new lending growth. This saw an increase in the Group's customer deposit to loan ratio to 82% from 80% at 30 September 2020;
●	Long-term funding with a residual maturity greater than 12 months accounted for 15.6% of the Group’s total funding at 30 September 2021.The Group raised $34.6 billion of long term wholesale funding over the year, including $12 billion drawn down from the TFF prior to the end of the facility on 30 June 2021. In line with the closure of the TFF, the Group also began returning to its more usual funding activities, accessing senior unsecured and covered bond markets in the second half of the year. New long term funding during the year also included $3.5 billion in Additional Tier 1 and $6.2 billion in Tier 2 capital securities, the latter contributing to the Group’s Total Loss Absorbing Capital (TLAC) requirements that become effective on 1 January 2024;
●	As 30 September 2021, funding from securitisation accounted for 0.6% of total funding;
●	Wholesale funding with a residual maturity less than 12 months accounted for 10.8% of the Group’s total funding at 30 September 2021. This portfolio, including long term to short term scroll, had a weighted average maturity of 138 days.
●	Funding from equity increased by $3.4 billion and accounted for 8.0% of total funding.

76 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Borrowings and outstanding issuances from existing debt programs at 30 September 2021 can be found in Notes 16 to 19.

Term Funding Facility (TFF)

The TFF was introduced by the Reserve Bank of Australia in March 2020 to reinforce the benefits to the economy of a lower cash rate. The TFF provided low-cost fixed rate funding to eligible Authorised Deposit-taking Institutions (ADIs) for a maximum of three years.

The TFF closed to new drawdowns on 30 June 2021, by which time Westpac had fully drawn its total available TFF allowance of $30 billion.

Term Lending Facility (TLF) and Funding for Lending Programme (FLP)

The Reserve Bank of New Zealand (RBNZ) has provided funding facilities as follows:

●	In December 2020, the RBNZ announced an extension of its TLF to 28 July 2021. The TLF offers loans to New Zealand Bank for a fixed term of five years at the rate of the Official Cash Rate (OCR) with access to the funds linked to banks’ lending under the Scheme. As at 30 September 2021, the Group had drawn down $0.1 billion[1].
●	On 11 November 2020, the RBNZ announced a stimulus through FLP commencing in December 2020. The FLP provides funding to New Zealand banks at the prevailing OCR for a term of three years which must be secured by high quality collateral. The size of the funding available under the FLP includes an initial allocation of 4% of each bank’s eligible loans. A conditional additional allocation of up to 2% of eligible loans is also available, subject to growth in eligible loans, for a total size of up to 6% of eligible loans, which equates to $4.8 billion1 for Westpac New Zealand Limited. As at 30 September 2021, the Group had drawn down $1.9 billion[1].

Credit ratings

As at 30 September 2021 the Parent Entity’s credit ratings were:

2021	Short-term	Long-term	Outlook
Fitch Ratings	F1	A+	Stable
Moody’s Investors Service	P-1	Aa3	Stable
S&P Global Ratings	A-1+	AA-	Stable

21.3.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 24, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Cash	4,229	4,762	4,052	4,625
Cash deposit on stock borrowed	3	16	3	16
Securities (including certificates of deposit)	1,800	1,693	1,800	1,693
Securities pledged under repurchase agreements	52,213	36,727	49,262	36,727
Total amount pledged to secure liabilities	58,245	43,198	55,117	43,061

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

1.	Translated using spot NZD/AUD exchange rate as at 30 September 2021.

WESTPAC GROUP 2021 ANNUAL REPORT 77

Notes to the financial statements

Note 21. Financial risk (continued)

Consolidated	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2021
Financial liabilities
Collateral received	2,368	-	-	-	-	2,368
Deposits and other borrowings	482,084	58,731	80,350	6,369	67	627,601
Other financial liabilities	14,621	1,243	1,803	31,870	-	49,537
Derivative financial instruments:
Held for trading	17,526	-	-	-	-	17,526
Held for hedging purposes (net settled)	24	23	119	128	14	308
Held for hedging purposes (gross settled):
Cash outflow	2,933	88	1,361	2,572	2,669	9,623
Cash inflow	(2,874)	(76)	(1,201)	(2,148)	(2,577)	(8,876)
Debt issues	2,370	3,661	38,821	65,465	25,828	136,145
Liabilities held for sale	28	-	-	-	-	28
Total financial liabilities excluding loan capital	519,080	63,670	121,253	104,256	26,001	834,260
Loan capital	6	105	1,034	6,517	30,623	38,285
Total undiscounted financial liabilities	519,086	63,775	122,287	110,773	56,624	872,545
Total contingent liabilities and commitments
Letters of credit and guarantees	11,323	-	-	-	-	11,323
Commitments to extend credit	188,768	-	-	-	-	188,768
Total undiscounted contingent liabilities and commitments	200,091	-	-	-	-	200,091

2020
Financial liabilities
Collateral received	2,251	-	-	-	-	2,251
Deposits and other borrowings	432,005	67,944	86,421	10,408	63	596,841
Other financial liabilities	20,275	1,129	94	18,065	-	39,563
Derivative financial instruments:
Held for trading	22,216	-	-	-	-	22,216
Held for hedging purposes (net settled)	29	43	179	379	22	652
Held for hedging purposes (gross settled):
Cash outflow	204	5,645	1,785	1,704	-	9,338
Cash inflow	(200)	(5,595)	(1,709)	(1,651)	-	(9,155)
Debt issues	6,920	11,264	32,715	79,797	25,623	156,319
Total financial liabilities excluding loan capital	483,700	80,430	119,485	108,702	25,708	818,025
Loan capital	1	68	387	6,665	21,410	28,531
Total undiscounted financial liabilities	483,701	80,498	119,872	115,367	47,118	846,556
Total contingent liabilities and commitments
Letters of credit and guarantees	12,610	-	-	-	-	12,610
Commitments to extend credit	184,064	-	-	-	-	184,064
Other commitments	267	-	-	-	-	267
Total undiscounted contingent liabilities and commitments	196,941	-	-	-	-	196,941

78 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

Parent Entity	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2021
Financial liabilities
Collateral received	2,189	-	-	-	-	2,189
Deposits and other borrowings	430,949	48,187	66,438	4,966	67	550,607
Other financial liabilities	13,689	1,243	1,712	29,961	-	46,605
Derivative financial instruments:
Held for trading	17,597	-	-	-	-	17,597
Held for hedging purposes (net settled)	17	17	106	104	14	258
Held for hedging purposes (gross settled):
Cash outflow	105	67	11	577	-	760
Cash inflow	(103)	(65)	(3)	(520)	-	(691)
Debt issues	1,543	2,593	32,270	55,824	22,900	115,130
Due to subsidiaries	23,412	964	3,702	15,347	157,506	200,931
Liabilities held for sale	3	-	-	-	-	3
Total financial liabilities excluding loan capital	489,401	53,006	104,236	106,259	180,487	933,389
Loan capital	6	105	1,034	6,517	30,623	38,285
Total undiscounted financial liabilities	489,407	53,111	105,270	112,776	211,110	971,674
Total contingent liabilities and commitments
Letters of credit and guarantees	10,796	-	-	-	-	10,796
Commitments to extend credit	163,685	-	-	-	-	163,685
Total undiscounted contingent liabilities and commitments	174,481	-	-	-	-	174,481

2020
Financial liabilities
Collateral received	1,863	-	-	-	-	1,863
Deposits and other borrowings	389,498	57,543	71,368	8,466	63	526,938
Other financial liabilities	19,704	1,129	94	18,065	-	38,992
Derivative financial instruments:
Held for trading	22,268	-	-	-	-	22,268
Held for hedging purposes (net settled)	21	28	137	277	22	485
Held for hedging purposes (gross settled):
Cash outflow	7	2,110	9	455	-	2,581
Cash inflow	(7)	(2,088)	(21)	(437)	-	(2,553)
Debt issues	6,596	10,915	24,980	66,305	24,370	133,166
Due to subsidiaries	18,610	934	4,390	18,529	171,240	213,703
Total financial liabilities excluding loan capital	458,560	70,571	100,957	111,660	195,695	937,443
Loan capital	1	68	387	6,665	21,410	28,531
Total undiscounted financial liabilities	458,561	70,639	101,344	118,325	217,105	965,974
Total contingent liabilities and commitments
Letters of credit and guarantees	12,069	-	-	-	-	12,069
Commitments to extend credit	159,644	-	-	-	-	159,644
Other commitments	266	-	-	-	-	266
Total undiscounted contingent liabilities and commitments	171,979	-	-	-	-	171,979

WESTPAC GROUP 2021 ANNUAL REPORT 79

Notes to the financial statements

Note 21. Financial risk (continued)

21.3.5 Expected maturity

The following tables present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (Note 21.3.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the following tables are equity securities classified as trading securities, investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

	2021			2020
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	71,353	-	71,353	30,129	-	30,129
Collateral paid	4,232	-	4,232	4,778	-	4,778
Trading securities and financial assets measured at FVIS	14,010	7,091	21,101	32,591	8,076	40,667
Derivative financial instruments	9,955	9,398	19,353	13,583	9,784	23,367
Investment securities	8,064	75,353	83,417	6,824	84,715	91,539
Loans (net of provisions)	84,187	625,597	709,784	90,856	602,203	693,059
Other financial assets	6,394	-	6,394	5,474	-	5,474
Life insurance assets	-	-	-	3,450	143	3,593
Investment in associates	-	58	58	-	61	61
Assets held for sale	4,188	-	4,188	-	-	-
All other assets	1,367	14,630	15,997	1,400	17,879	19,279
Total assets	203,750	732,127	935,877	189,085	722,861	911,946
Liabilities
Collateral received	2,368	-	2,368	2,250	-	2,250
Deposits and other borrowings	622,505	4,450	626,955	584,037	7,094	591,131
Other financial liabilities	18,610	31,699	50,309	22,861	18,064	40,925
Derivative financial instruments	9,990	8,069	18,059	13,157	9,897	23,054
Debt issues	43,356	85,423	128,779	49,070	101,255	150,325
Life insurance liabilities	-	-	-	1,809	(413)	1,396
Liabilities held for sale	837	-	837	-	-	-
All other liabilities	3,502	3,909	7,411	5,395	5,447	10,842
Total liabilities excluding loan capital	701,168	133,550	834,718	678,579	141,344	819,923
Loan capital	3,070	25,997	29,067	1,323	22,626	23,949
Total liabilities	704,238	159,547	863,785	679,902	163,970	843,872
Net assets/(liabilities)	(500,488)	572,580	72,092	(490,817)	558,891	68,074

80 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

	2021			2020
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	62,754	-	62,754	25,436	-	25,436
Collateral paid	4,055	-	4,055	4,641	-	4,641
Trading securities and financial assets measured at FVIS	11,853	6,926	18,779	30,550	7,480	38,030
Derivative financial instruments	9,545	9,582	19,127	13,349	9,445	22,794
Investment securities	6,677	71,186	77,863	5,120	80,706	85,826
Loans (net of provisions)	63,725	554,688	618,413	70,453	537,371	607,824
Other financial assets	5,486	-	5,486	4,745	-	4,745
Due from subsidiaries	10,628	164,718	175,346	10,420	170,559	180,979
Investment in subsidiaries	-	6,287	6,287	-	6,475	6,475
Investment in associates	-	34	34	-	57	57
Assets held for sale	1,015	-	1,015	-	-	-
All other assets	596	12,934	13,530	796	15,199	15,995
Total assets	176,334	826,355	1,002,689	165,510	827,292	992,802
Liabilities
Collateral received	2,189	-	2,189	1,862	-	1,862
Deposits and other borrowings	547,101	3,086	550,187	516,391	5,222	521,613
Other financial liabilities	17,473	29,790	47,263	22,092	18,064	40,156
Derivative financial instruments	9,804	8,085	17,889	12,805	9,974	22,779
Debt issues	35,084	73,126	108,210	40,886	86,780	127,666
Due to subsidiaries	25,053	153,763	178,816	20,551	165,712	186,263
Liabilities held for sale	10	-	10	-	-	-
All other liabilities	2,897	3,362	6,259	3,770	4,996	8,766
Total liabilities excluding loan capital	639,611	271,212	910,823	618,357	290,748	909,105
Loan capital	3,070	25,997	29,067	1,323	22,626	23,949
Total liabilities	642,681	297,209	939,890	619,680	313,374	933,054
Net assets/(liabilities)	(466,347)	529,146	62,799	(454,170)	513,918	59,748

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

WESTPAC GROUP 2021 ANNUAL REPORT 81

Notes to the financial statements

Note 21. Financial risk (continued)

21.4.2 Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2021			2020			2019
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	28.7	5.1	12.9	25.5	7.0	14.6	14.9	6.6	10.9
FX risk	8.7	0.6	2.0	11.7	0.5	4.0	8.6	0.8	4.1
Equity risk	3.2	0.0	0.2	0.7	0.0	0.2	0.2	0.0	0.0
Commodity risk[1]	7.9	0.4	1.2	3.4	0.6	1.9	42.0	1.7	8.2
Other market risks[2]	23.8	1.6	10.3	32.9	2.4	14.6	5.5	2.0	3.5
Diversification effect	n/a	n/a	(8.7)	n/a	n/a	(14.9)	n/a	n/a	(12.3)
Net market risk	41.5	5.9	17.9	42.0	7.1	20.4	45.3	7.9	14.4

1.	Includes electricity risk. Closure of the electricity business was completed in FY20.
2.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

21.4.3 Non-traded market risk

Non-traded market risk includes Interest Rate Risk in the Banking Book (IRRBB) – the risk to net interest income or the economic value on banking book items as interest rates change.

Net interest income (NII) sensitivity is managed in terms of the NaR. A simulation model is used to calculate Westpac’s potential NaR. This combines the underlying balance sheet data with assumptions about run-off and new business, expected repricing behaviour and changes in wholesale market interest rates. To provide a series of potential future NII outcomes, simulations use a range of interest rate scenarios over one to three year time horizons. This includes 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand. Additional stressed interest rate scenarios are also considered and modelled.

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

Net interest income-at-Risk (NaR)

The following table depicts potential NII outcomes assuming a worst case 100 basis point rate shock (up and down) with a 12 month time horizon (expressed as a percentage of reported NII):

	2021				2020
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	3.35	3.35	(0.12)	1.04	(0.27)	3.09	(1.22)	(0.25)
Parent Entity	2.86	2.86	(0.30)	0.51	(0.38)	2.35	(0.89)	(0.10)

Value at Risk - IRRBB

The table below depicts VaR for IRRBB:

	2021				2020
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	63.7	224.3	59.7	127.8	202.4	219.7	31.0	126.7

As at 30 September 2021 the Value at Risk – IRRBB for the Parent Entity was $60 million (2020: $208 million).

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

82 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 21. Financial risk (continued)

21.5Interest rate benchmark reform

Overview

Interbank Offered Rates (IBORs) are interest rate benchmarks which are referenced in many financial instruments across various currencies and tenors. In recent years, financial regulators have reviewed the use of IBORs and recommended either a reform of the benchmark rate to reference market observable transactions (e.g. EURIBOR) or a transition of certain IBORs to more observable, risk-free alternative reference rates (ARR).

On 5 March 2021, the UK regulator, the Financial Conduct Authority (FCA), confirmed the transition dates for LIBORs to ARR.

The transition dates can be summarised as follows:

●	a cessation date of 31 December 2021 for most LIBORs;
●	a cessation date of 30 June 2023 for certain settings of USD LIBOR (i.e. overnight and 12-months) and for synthetic benchmarks which use USD LIBOR in their calculation process including SGD SOR;
●	a non-representative date of 31 December 2021 for both GBP LIBOR and JPY LIBOR for the 1-month, 3-month and 6-month settings; and
●	a non-representative date of 30 June 2023 for USD LIBOR 1-month, 3-month and 6-month settings.

Risks

These IBOR reforms result in various risks to the Group including:

●	Operational risk: relating to any adverse impacts from the implementation of the IBOR reform on the business, compliance, customers or and technology;
●	Market risk: including adverse impacts to the Group and its customers if the markets are disrupted by the IBOR reform; and
●

Accounting risk: A key assumption made when performing hedge accounting at the reporting date is that both the hedged item and instrument will be amended from existing LIBOR linked floating rates to new ARRs on the same date. Where actual differences between those dates arise, hedge ineffectiveness will be recorded in the income statement. Also, as current IBOR becomes less observable due to transition to ARR consideration will need to be given to the appropriate fair valuation hierarchy level used to classify impacted financial instruments.

The Group does not expect material changes to its business-as-usual risk management frameworks and controls due to IBOR. The Group has a working group in place to manage any transition related risks resulting from IBOR to ARR which is discussed further below.

Governance

The Group established an enterprise-wide IBORs Transition Program to manage the impacts of IBOR reform. The scope of the program is to address the impact of transition from IBORs to ARRs including business, compliance, customer and technology impacts. The Governance structure of the program is well established to include a Steering Committee that includes senior executives from Finance, Legal, Technology, Compliance, Risk and all impacted business units.

Significant activities underway include development of ARR product variations, changes required for implementing the International Swaps and Derivatives Association (ISDA) Protocol, Customer Outreach including management of conduct risk in customer transition and technology changes required to ensure the Group’s systems can transact, value and perform the necessary accounting (including hedging) requirements once contracts transition from LIBOR to ARR. These activities focus on two broad areas including:

●	developing new alternative risk-free rate products; and
●	amending existing LIBOR products to reference alternative risk-free rates.

The Group is actively engaging with customers and counterparties to transition or include appropriate fallback provisions. Fallback provisions refer to contractual provisions that lay out the process through which a replacement rate can be identified if a benchmark rate is not available.

WESTPAC GROUP 2021 ANNUAL REPORT 83

Notes to the financial statements

Note 21. Financial risk (continued)

Financial instruments impacted by IBOR reform post transition date

Derivatives

The following table summarises the Group’s derivative financial instrument exposures currently maturing after the relevant IBOR transition dates noted above that are yet to transition to ARR. While these exposures reference benchmark rates impacted by the IBOR reform as at 30 September 2021, almost all have bilateral adherence from our counterparties to the fallback clauses issued by the International Swaps and Derivatives Association (ISDA) in the ISDA 2020 IBOR Fallbacks Protocol which provides a standardised process to identify the appropriate ARR at the relevant benchmark transition date.

	2021					2020[3]
	Trading		Hedging			Hedging
	Asset	Liability	Asset	Liability
Benchmark	(Carrying	(Carrying	(Carrying	(Carrying	Notional	Notional
$m	amount)	amount)	amount)	amount)	amount	amount
Consolidated and Parent Entity
USD LIBOR[1]	6,696	4,907	1,219	221	36,004	31,507
GBP LIBOR	315	527	37	-	2,099	2,031
Other	212	111	37	-	2,823	2,962
Total impacted by IBOR reform post transition date[2]	7,223	5,545	1,293	221	40,926	36,500

For hedging derivatives, the extent of the risk exposure also reflects the notional amounts of related hedging instruments.

Non-derivatives

The following tables summarise the Group's non-derivative financial instrument exposures currently maturing after the relevant IBOR transition dates noted above that are yet to transition to ARR. The Group is engaging with its customers and counterparties to transition or include appropriate fallback provisions. Due to the nature of these contracts, these fallback provisions will be determined bilaterally with the customer or counterparty rather than the standardised basis provided by the ISDA protocols applicable to our derivative contracts.

2021	Non-derivative exposures
Benchmark	Financial assets	Financial liabilities	Undrawn credit commitments[4]
$m	(Carrying amount)	(Carrying amount)	(Notional contractual amount)
Consolidated
USD LIBOR[1]	3,083	1,399	366
GBP LIBOR	267	-	182
Other	33	-	5
Total impacted by IBOR reform post transition date	3,383	1,399	553
Parent Entity
USD LIBOR[1]	2,846	1,344	364
GBP LIBOR	254	-	181
Other	15	-	4
Total impacted by IBOR reform post transition date	3,115	1,344	549

1.

The Group’s primary exposure to USD LIBOR is to settings with a transition date of 30 June 2023. The Group has no material exposures to USD LIBOR that have a 31 December 2021 transition date (i.e. 1-week and 2-month settings).

2.

Included in the table above are cross currency swaps with a total carrying amount of $321 million derivative assets and $325 million derivative liabilities for Consolidated and Parent Entity that have exposure to IBOR reform on both the currencies referenced in the swap arrangement. The carrying amount has been included in the table based on the currency of the receive leg of the swap and is primarily comprised of USD/GBP LIBOR swaps with a carrying amount of $240 million derivative assets and $282 million derivative liabilities for Consolidated and Parent Entity. Other currency pairs have a carrying value of $81 million derivative assets and $43 million derivative liabilities for Consolidated and Parent Entity.

3.	The notional balances for 30 September 2020 have been restated to reflect the change in cessation date of certain USD LIBOR settings from 31 December 2021 to 30 June 2023.
4.

Where a multi-currency facility has been partially drawn down and references a benchmark rate impacted by the IBOR reform, the undrawn balance has been included in the table above for undrawn credit commitments impacted by IBOR reform based on the currency of the drawn portion. These balances do not include balances for multi-currency facilities which are yet to be drawn down and where it is not known whether a customer will choose to drawn down funds linked to an IBOR benchmark.

84 WESTPAC GROUP 2021 ANNUAL REPORT

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

The availability of observable inputs is influenced by factors such as:
● product type;
● depth of market activity;
● maturity of market models; and
● complexity of the transaction.

Where unobservable market data is used, more judgement is required to determine fair value. The significance of these judgements depends on the significance of the unobservable input to the overall valuation. Unobservable inputs are generally derived from other relevant market data and adjusted against:

● standard industry practice;
● economic models; and
● observed transaction prices.

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

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

●	the revaluation of financial instruments;
●	independent price verification;
●	fair value adjustments; and
●	financial reporting.

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

WESTPAC GROUP 2021 ANNUAL REPORT 85

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

Level 1 instruments (Level 1)

The fair value of financial instruments traded in active markets is based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity and carbon futures
FX products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

Level 2 instruments (Level 2)

The fair value for financial instruments that are not actively traded is determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

●	the use of market standard discounting methodologies;
●	option pricing models; and
●	other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark and active quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

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

86 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 2 instruments (Level 2) (continued)

Instrument	Balance sheet category	Includes	Valuation
Commodity products	Derivatives	Commodity and carbon derivatives

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

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity, exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Australian residential mortgage backed securities (RMBS) and other asset backed securities (ABS)

Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	State and other government bonds, corporate bonds and commercial paper Repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices, which are sourced from independent pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills and syndicated loans	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness, or expected sale amount.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac’s implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets included in assets held for sale Life insurance liabilities included in liabilities held for sale

Corporate bonds, OTC derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds

Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

WESTPAC GROUP 2021 ANNUAL REPORT 87

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Level 3 instruments (Level 3)

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

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

Finance leases	Assets held for sale	Finance leases

Valuation reflects the expected sales price before transaction costs based on the terms of sales contract. As the expected sales price includes judgements regarding the estimation of variable consideration, they are classified as Level 3 assets.

88 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy.

	2021				2020
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	6,221	14,875	5	21,101	8,059	32,387	221	40,667
Derivative financial instruments	22	19,305	26	19,353	10	23,353	4	23,367
Investment securities	19,282	62,923	277	82,482	18,032	72,370	153	90,555
Loans	-	74	36	110	-	540	21	561
Life insurance assets	-	-	-	-	617	2,976	-	3,593
Assets held for sale	1,309	1,663	-	2,972	-	-	-	-
Total financial assets measured at fair value on a recurring basis	26,834	98,840	344	126,018	26,718	131,626	399	158,743
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	46,665	-	46,665	-	35,764	-	35,764
Other financial liabilities[2]	1,478	4,968	-	6,446	420	4,229	-	4,649
Derivative financial instruments	35	17,992	32	18,059	10	23,031	13	23,054
Debt issues[3]	-	5,514	-	5,514	-	5,333	-	5,333
Life insurance liabilities	-	-	-	-	-	1,396	-	1,396
Liabilities held for sale	-	447	-	447	-	-	-	-
Total financial liabilities measured at fair value on a recurring basis	1,513	75,586	32	77,131	430	69,753	13	70,196

Parent Entity
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	5,542	13,233	4	18,779	7,074	30,763	193	38,030
Derivative financial instruments	22	19,081	24	19,127	10	22,781	3	22,794
Investment securities	17,228	60,511	75	77,814	15,714	70,040	69	85,823
Loans	-	74	17	91	-	540	21	561
Due from subsidiaries	-	1,163	-	1,163	-	663	-	663
Total financial assets measured at fair value on a recurring basis	22,792	94,062	120	116,974	22,798	124,787	286	147,871
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	43,372	-	43,372	-	32,991	-	32,991
Other financial liabilities[2]	1,478	4,415	-	5,893	420	4,229	-	4,649
Derivative financial instruments	35	17,822	32	17,889	10	22,756	13	22,779
Debt issues[3]	-	2,664	-	2,664	-	2,986	-	2,986
Due to subsidiaries	-	867	-	867	-	239	-	239
Total financial liabilities measured at fair value on a recurring basis	1,513	69,140	32	70,685	430	63,201	13	63,644

1.	The contractual outstanding amount payable at maturity was $46,661 million (2020: $35,764 million) for the Group and $43,367 million (2020: $32,990 million) for the Parent Entity.
2.	The contractual outstanding amount payable at maturity for the Group is $6,446 million (2020: $4,649 million) and $5,893 million for the Parent Entity (2020: $4,649 million).
3.

The contractual outstanding amount payable at maturity was $5,357 million (2020: $5,062 million) for the Group and $2,507 million (2020: $2,714 million) for the Parent Entity. The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk was $14 million increase (2020: $5 million increase) for the Group and Parent Entity.

WESTPAC GROUP 2021 ANNUAL REPORT 89

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3).

	Trading
	securities and
	financial assets			Total		Total
	measured	Investment		Level 3		Level 3
$m	as FVIS	securities	Other[1]	assets	Derivatives	liabilities
Consolidated
Balance as at 30 September 2019	220	134	45	399	29	29
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(2)	-	(2)	(4)	(4)	(4)
OCI	-	(15)	-	(15)	-	-
Acquisitions and issues	26	40	12	78	7	7
Disposals and settlements	(23)	(6)	(30)	(59)	(19)	(19)
Transfer into or out of non-market observables	-	-	-	-	-	-
Foreign currency translation impacts	-	-	-	-	-	-
Balance as at 30 September 2020	221	153	25	399	13	13
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	548	-	20	568	16	16
OCI	-	50	-	50	-	-
Acquisitions and issues	2	257	10	269	8	8
Disposals and settlements	(665)	(7)	(15)	(687)	(4)	(4)
Transfer into or out of non-market observables	(101)	(176)	22	(255)	(1)	(1)
Foreign currency translation impacts	-	-	-	-	-	-
Balance as at 30 September 2021	5	277	62	344	32	32
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2020	(4)	-	3	(1)	(3)	(3)
30 September 2021	3	-	25	28	(24)	(24)

Parent Entity
Balance as at 30 September 2019	193	66	44	303	28	28
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(2)	-	(2)	(4)	(4)	(4)
OCI	-	-	-	-	-	-
Acquisitions and issues	26	3	12	41	7	7
Disposals and settlements	(24)	-	(30)	(54)	(18)	(18)
Transfer into or out of non-market observables	-	-	-	-	-	-
Foreign currency translation impacts	-	-	-	-	-	-
Balance as at 30 September 2020	193	69	24	286	13	13
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	3	-	20	23	16	16
OCI	-	(2)	-	(2)	-	-
Acquisitions and issues	1	183	8	192	8	8
Disposals and settlements	(193)	-	(10)	(203)	(4)	(4)
Transfer into or out of non-market observables	-	(175)	(1)	(176)	(1)	(1)
Foreign currency translation impacts	-	-	-	-	-	-
Balance as at 30 September 2021	4	75	41	120	32	32
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2020	(4)	-	3	(1)	(3)	(3)
30 September 2021	3	-	25	28	(24)	(24)

1.	Other is comprised of derivative financial assets and certain loans.

90 WESTPAC GROUP 2021 ANNUAL REPORT

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

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $1 million (2020: $4 million).

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
Deposits and other borrowings

Fair values of deposit liabilities payable on demand (non-interest bearing, interest bearing and savings deposits) approximate their carrying value. Fair values for term deposits are estimated using discounted cash flows, applying market rates offered for deposits of similar remaining maturities.

Debt issues and loan capital

Fair values are calculated using a discounted cash flow model. The discount rates applied reflect the terms of the instruments, the timing of the estimated cash flows and are adjusted for any changes in Westpac’s credit spreads.

Assets and liabilities held for sale	Valuation reflects the expected sales price before transaction costs based on the terms of the sales contract.
All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

WESTPAC GROUP 2021 ANNUAL REPORT 91

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value

		Estimated fair value
Consolidated	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2021
Financial assets not measured at fair value
Cash and balances with central banks	71,353	71,353	-	-	71,353
Collateral paid	4,232	4,232	-	-	4,232
Investment securities	935	-	331	604	935
Loans	709,674	-	-	710,284	710,284
Other financial assets	6,394	-	6,394	-	6,394
Assets held for sale	1,041	7	19	1,015	1,041
Total financial assets not measured at fair value	793,629	75,592	6,744	711,903	794,239
Financial liabilities not measured at fair value
Collateral received	2,368	2,368	-	-	2,368
Deposits and other borrowings	580,290	-	576,293	3,819	580,112
Other financial liabilities	43,863	-	43,863	-	43,863
Debt issues[1]	123,265	-	123,826	743	124,569
Loan capital[1]	29,067	-	30,147	-	30,147
Liabilities held for sale	28	-	28	-	28
Total financial liabilities not measured at fair value	778,881	2,368	774,157	4,562	781,087

2020
Financial assets not measured at fair value
Cash and balances with central banks	30,129	30,129	-	-	30,129
Collateral paid	4,778	4,778	-	-	4,778
Investment securities	984	-	424	560	984
Loans	692,498	-	-	694,264	694,264
Other financial assets	5,474	-	5,474	-	5,474
Total financial assets not measured at fair value	733,863	34,907	5,898	694,824	735,629
Financial liabilities not measured at fair value
Collateral received	2,250	2,250	-	-	2,250
Deposits and other borrowings	555,367	-	552,192	3,429	555,621
Other financial liabilities	36,276	-	36,276	-	36,276
Debt issues[1]	144,992	-	144,660	1,742	146,402
Loan capital[1]	23,949	-	23,934	-	23,934
Total financial liabilities not measured at fair value	762,834	2,250	757,062	5,171	764,483

1.The estimated fair values of debt issues and loan capital include the impact of changes in Westpac's credit spreads since origination.

92 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 22. Fair values of financial assets and financial liabilities (continued)

		Estimated fair value
Parent Entity	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2021
Financial assets not measured at fair value
Cash and balances with central banks	62,754	62,754	-	-	62,754
Collateral paid	4,055	4,055	-	-	4,055
Investment securities	49	-	2	47	49
Loans	618,322	-	-	619,061	619,061
Due from subsidiaries[1]	162,794	-	123,164	34,525	157,689
Other financial assets	5,486	-	5,486	-	5,486
Assets held for sale	1,015	-	-	1,015	1,015
Total financial assets not measured at fair value	854,475	66,809	128,652	654,648	850,109
Financial liabilities not measured at fair value
Collateral received	2,189	2,189	-	-	2,189
Deposits and other borrowings	506,815	-	505,367	1,241	506,608
Other financial liabilities	41,370	-	41,370	-	41,370
Debt issues[2]	105,546	-	106,713	-	106,713
Due to subsidiaries	177,949	-	7,569	170,380	177,949
Loan capital[2]	29,067	-	30,147	-	30,147
Liabilities held for sale	3	-	3	-	3
Total financial liabilities not measured at fair value	862,939	2,189	691,169	171,621	864,979

2020
Financial assets not measured at fair value
Cash and balances with central banks	25,436	25,436	-	-	25,436
Collateral paid	4,641	4,641	-	-	4,641
Investment securities	3	-	3	-	3
Loans	607,263	-	-	608,602	608,602
Due from subsidiaries[1]	169,139	-	126,623	43,669	170,292
Other financial assets	4,745	-	4,745	-	4,745
Total financial assets not measured at fair value	811,227	30,077	131,371	652,271	813,719
Financial liabilities not measured at fair value
Collateral received	1,862	1,862	-	-	1,862
Deposits and other borrowings	488,622	-	487,452	1,292	488,744
Other financial liabilities	35,507	-	35,507	-	35,507
Debt issues[2]	124,680	-	125,896	-	125,896
Due to subsidiaries	186,024	-	6,805	179,219	186,024
Loan capital[2]	23,949	-	23,934	-	23,934
Total financial liabilities not measured at fair value	860,644	1,862	679,594	180,511	861,967

1.	Due from subsidiaries excluded $11,389 million (2020: $11,177 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.
2.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac's credit spreads since origination.

WESTPAC GROUP 2021 ANNUAL REPORT 93

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

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2021
Assets
Collateral paid[3]	4,806	(4,787)	19	-	-	(3)	16
Derivative financial instruments[4]	45,409	(28,340)	17,069	(11,326)	(2,357)	(6)	3,380
Reverse repurchase agreements[5]	2,937	-	2,937	-	(13)	(2,916)	8
Loans[6]	29,827	(29,772)	55	-	-	-	55
Total assets	82,979	(62,899)	20,080	(11,326)	(2,370)	(2,925)	3,459
Liabilities
Collateral received	2,763	(2,757)	6	-	-	-	6
Derivative financial instruments[4]	46,742	(30,370)	16,372	(11,328)	(3,895)	(1,149)	-
Repurchase agreements[7]	35,899	-	35,899	-	(15)	(35,884)	-
Deposits and other borrowings[6]	51,236	(29,772)	21,464	-	-	-	21,464
Total liabilities	136,640	(62,899)	73,741	(11,328)	(3,910)	(37,033)	21,470
2020
Assets
Collateral paid[3]	10,068	(10,032)	36	-	-	(16)	20
Derivative financial instruments[4]	61,171	(39,968)	21,203	(14,719)	(2,247)	(16)	4,221
Reverse repurchase agreements[5]	20,401	-	20,401	-	(5)	(20,396)	-
Loans[6]	23,301	(23,266)	35	-	-	-	35
Total assets	114,941	(73,266)	41,675	(14,719)	(2,252)	(20,428)	4,276
Liabilities
Collateral received	5,516	(5,501)	15	-	-	-	15
Derivative financial instruments[4]	66,144	(44,499)	21,645	(14,719)	(4,426)	(1,693)	807
Repurchase agreements[7]	27,763	-	27,763	-	(98)	(27,665)	-
Deposits and other borrowings[6]	43,999	(23,266)	20,733	-	-	-	20,733
Total liabilities	143,422	(73,266)	70,156	(14,719)	(4,524)	(29,358)	21,555

1.

$2,368 million (2020: $2,250 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

2.

$3,910 million (2020: $4,524 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $3 million (2020: $16 million) in stock borrowing arrangements and $319 million (2020: $238 million) in futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$2,284 million (2020: $2,164 million) of derivative financial assets and $1,687 million (2020: $1,409 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.	Repurchase agreements form part of other financial liabilities in Note 17.

94 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 23. Offsetting financial assets and financial liabilities (continued)

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2021
Assets
Collateral paid[3]	4,806	(4,787)	19	-	-	(3)	16
Derivative financial instruments[4]	45,198	(28,340)	16,858	(11,294)	(2,178)	(6)	3,380
Reverse repurchase agreements[5]	2,763	-	2,763	-	(13)	(2,744)	6
Loans[6]	29,827	(29,772)	55	-	-	-	55
Total assets	82,594	(62,899)	19,695	(11,294)	(2,191)	(2,753)	3,457
Liabilities
Collateral received	2,763	(2,757)	6	-	-	-	6
Derivative financial instruments[4]	46,572	(30,370)	16,202	(11,294)	(3,718)	(1,190)	-
Repurchase agreements[7]	33,346	-	33,346	-	(15)	(33,331)	-
Deposits and other borrowings[6]	51,236	(29,772)	21,464	-	-	-	21,464
Total liabilities	133,917	(62,899)	71,018	(11,294)	(3,733)	(34,521)	21,470
2020
Assets
Collateral paid[3]	10,068	(10,032)	36	-	-	(16)	20
Derivative financial instruments[4]	60,616	(39,968)	20,648	(14,586)	(1,859)	(16)	4,187
Reverse repurchase agreements[5]	20,401	-	20,401	-	(5)	(20,396)	-
Loans[6]	23,301	(23,266)	35	-	-	-	35
Total assets	114,386	(73,266)	41,120	(14,586)	(1,864)	(20,428)	4,242
Liabilities
Collateral received	5,516	(5,501)	15	-	-	-	15
Derivative financial instruments[4]	65,874	(44,499)	21,375	(14,586)	(4,289)	(1,693)	807
Repurchase agreements[7]	27,763	-	27,763	-	(98)	(27,665)	-
Deposits and other borrowings[6]	43,999	(23,266)	20,733	-	-	-	20,733
Total liabilities	143,152	(73,266)	69,886	(14,586)	(4,387)	(29,358)	21,555

1.

$2,189 million (2020: $1,862 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 16.

2.

$3,733 million (2020: $4,387 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $3 million (2020: $16 million) in stock borrowing arrangements and $319 million (2020: $238 million) on futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$2,269 million (2020: $2,146 million) of derivative financial assets and $1,687 million (2020: $1,404 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 10.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 12 and part of deposits and other borrowings at amortised cost in Note 16.

7.	Repurchase agreements form part of other financial liabilities in Note 17.

WESTPAC GROUP 2021 ANNUAL REPORT 95

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

Undrawn funding and liquidity facilities of $435 million (2020: $492 million) were provided by Westpac for the securitisation of its own assets.

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

96 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 24. Securitisation, covered bonds and other transferred assets (continued)

The following tables present Westpac's assets transferred and their associated liabilities.

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
Consolidated
2021
Securitisation[1]	5,016	5,000	5,035	5,044	(9)
Covered bonds[2]	35,287	31,374	n/a	n/a	n/a
Repurchase agreements	52,213	35,899	n/a	n/a	n/a
Total	92,516	72,273	5,035	5,044	(9)
2020
Securitisation[1]	8,029	8,000	8,072	7,994	78
Covered bonds[2]	43,654	36,051	n/a	n/a	n/a
Repurchase agreements	36,727	27,763	n/a	n/a	n/a
Total	88,410	71,814	8,072	7,994	78

Parent Entity
2021
Securitisation[1]	142,724	142,172	142,891	148,574	(5,683)
Covered bonds[2]	28,109	27,234	n/a	n/a	n/a
Repurchase agreements	49,262	33,346	n/a	n/a	n/a
Total	220,095	202,752	142,891	148,574	(5,683)
2020
Securitisation[1]	141,660	141,000	141,991	138,870	3,121
Covered bonds[2]	36,689	31,926	n/a	n/a	n/a
Repurchase agreements	36,727	27,763	n/a	n/a	n/a
Total	215,076	200,689	141,991	138,870	3,121

1.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.
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

WESTPAC GROUP 2021 ANNUAL REPORT 97

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

The Group's CGUs represent the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. They reflect the level at which the Group monitors and manages its operations.

Brand names

Brand names acquired in a business combination including St.George, BT, BankSA and RAMS, are recognised at cost. Subsequently brand names are not amortised but tested for impairment at least annually or whenever there is an indication of impairment.

Finite life intangible assets
Finite life intangibles, such as computer software, are recognised initially at cost and subsequently at amortised cost less any impairment.
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

98 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 25. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Goodwill
Balance as at beginning of year	8,397	8,895	6,728	6,844
Disposals (refer to Note 36)	(243)	-	-	-
Impairment	(571)	(498)	(487)	(116)
Other adjustments	16	-	-	-
Balance as at end of year	7,599	8,397	6,241	6,728
Computer software
Balance as at beginning of year	2,430	2,365	2,266	2,207
Additions	740	1,035	638	955
Impairment[1]	(485)	(171)	(475)	(165)
Amortisation	(755)	(799)	(696)	(731)
Other adjustments[2]	(90)	-	(80)	-
Balance as at end of year	1,840	2,430	1,653	2,266
Cost	7,770	7,370	6,681	6,372
Accumulated amortisation and impairment	(5,930)	(4,940)	(5,028)	(4,106)
Carrying amount	1,840	2,430	1,653	2,266
Brand names	670	670	636	636
Total intangible assets	10,109	11,497	8,530	9,630

Goodwill has been allocated to the following CGUs[3]:
Consumer	3,359	3,359	3,144	3,144
Business	3,205	3,205	3,022	3,022
Westpac Institutional Bank	-	487	-	487
New Zealand	504	488	-	-
Specialist Businesses	531	858	75	75
Total goodwill	7,599	8,397	6,241	6,728

In addition, brand names of $670 million for the Group have been allocated as $382 million to Consumer, $286 million to Business and $2 million to Specialist Businesses as at 30 September 2021 and 30 September 2020. Brand names of $636 million for the Parent Entity have been allocated as $350 million to Consumer and $286 million to Business as at 30 September 2021 and 30 September 2020.

1.	Includes impairment of $380 million for the Group and Parent Entity from the WIB CGU ($344 million as a result of the annual impairment test).
2.

Includes the impact of a change in accounting policy in 2021 with respect to the treatment of configuring or customising SaaS arrangements amounting to $94 million for the Group and $80 million for the Parent Entity (refer to Note 1).

3.

The Specialist Businesses segment comprises individual CGUs (Superannuation, Platforms, Investments) to which goodwill has been allocated. The carrying amount of goodwill allocated to these individual CGUs is not significant compared to total Group goodwill.

WESTPAC GROUP 2021 ANNUAL REPORT 99

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

In the current year, as a result of the annual impairment test, the Group recognised impairment of intangible assets of $831 million for the Group and the Parent Entity from the Westpac Institutional Bank (WIB) CGU ($487 million of goodwill and $344 million of computer software)1. In addition, goodwill of $84 million ($nil for Parent Entity) allocated to the Lenders Mortgage Insurance CGU was written down as impaired on reclassification of the business to held for sale (refer to Note 37). No goodwill remains for these CGUs.

The impairment of the WIB CGU resulted from a combination of factors which have impacted earnings, including reducing risk in the division through the exit of the energy trading business, consolidating Asian operations and reducing correspondent banking relationships. At the same time, medium term expectations of a prolonged low interest rate environment, subdued financial markets income and elevated compliance expenses have impacted WIB's earnings outlook. WIB's forecasts are also highly responsive to changes in assumptions particularly with respect to credit losses, capital retention requirements and interest rates. To address the uncertainty resulting from these assumptions, a range of probability weighted scenarios were used to calculate the recoverable amount.

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

	Discount rate		Cash flows
	Post-tax rate/ Pre-tax rate		Forecast period/ terminal growth rate
	2021	2020	2021	2020
Westpac Institutional Bank	10.4% / 13.8%	11.0% / 14.4%	5 years / 1.8%	5 years / 2%
New Zealand	9% / 12.2%	11.0% / 14.5%	3 years / 2%	3 years / 2%
All other significant CGUs	9% / 12.5%	11.0% / 15-15.2%	3 years / 2%	3 years / 2%

For CGUs other than WIB, the Group discounts the projected cash flows by its adjusted pre-tax equity rate. For WIB, a probability weighted discount rate was used (based on the Group's pre-tax equity rate and using a range of reasonable additional risk premiums to reflect the inherent risk of the underlying cash flows).

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

For all CGUs other than WIB, the recoverability of goodwill is not reliant on any one particular assumption. There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on the Group’s reported results.

1.	$325 million of other assets in the WIB CGU (included in Property and equipment, and Other assets) were also written down as impaired as a result of the annual impairment test.

100 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments

Accounting policy

Provisions

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated.

Employee benefits – long service leave provision

Long service leave is granted to certain employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the payments factor in expected employee service periods and average salary increases are then discounted.

Employee benefits – annual leave and other employee benefits provision

The provision for annual leave and other employee benefits (including wages and salaries, inclusive of non-monetary benefits, and any associated on-costs (e.g. payroll tax)) is calculated based on expected payments.

Provision for ECL on credit commitments

The Group is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for ECL is calculated using the methodology described in Note 13.

Compliance, Regulation and Remediation provisions

The compliance, regulation and remediation provisions relate to matters of potential misconduct in providing services to our customers identified both as a result of regulatory action and internal reviews. An assessment of the likely cost of these matters to the Group (including applicable customer refunds) is made on a case-by-case basis and specific provisions are made where appropriate.

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

WESTPAC GROUP 2021 ANNUAL REPORT 101

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

		Annual
		leave	Litigation	Provision for			Compliance,
	Long	and other	and non-	ECL	Lease	Restructuring	regulation and
	service	employee	lending	on credit	restoration	and other	remediation
$m	leave	benefits	losses	commitments	obligations	provisions	provisions	Total
Consolidated
Balance as at 30 September 2020	511	596	1,371	530	208	176	1,895	5,287
Additions	92	986	155	-	4	371	889	2,497
Utilisation	(42)	(743)	(1,377)	-	(11)	(121)	(1,308)	(3,602)
Reversal of unutilised provisions	(22)	(25)	(27)	(127)	-	(50)	(316)	(567)
Transferred to purchaser on settlement of assets and liabilities held for sale	(1)	-	(4)	-	-	-	(4)	(9)
Balances reclassified to liabilities held for sale (Note 37)	(7)	(11)	(1)	(2)	-	-	(14)	(35)
Balance as at 30 September 2021	531	803	117	401	201	376	1,142	3,571
Parent Entity
Balance as at 30 September 2020	482	540	1,343	479	179	142	1,818	4,983
Additions	92	936	150	-	2	363	716	2,259
Utilisation	(40)	(711)	(1,364)	-	(9)	(103)	(1,257)	(3,484)
Reversal of unutilised provisions	(22)	(25)	(15)	(125)	-	(29)	(281)	(497)
Balances reclassified to liabilities held for sale (Note 37)	(4)	(1)	-	(2)	-	-	-	(7)
Balance as at 30 September 2021	508	739	114	352	172	373	996	3,254

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2021:

●	$22 million (2020: $22 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
●	$7 million (2020: $7 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
●	$7 million (2020: $6 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
●	$1 million (2020: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
●	$nil (2020: $nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
●	$nil (2020: $nil) based on an actuarial assessment as a self-insurer under the Return to Work Act 1986 (Northern Territory);
●	$1 million (2020: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
●	$1 million (2020: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

102 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

Litigation and non-lending loss provisions

At 30 September 2020 the Group held a provision for penalties in relation to the AUSTRAC civil proceedings of $1,300 million. This penalty has subsequently been paid.

Compliance, regulation and remediation provisions

Provisions for 2021 in respect of compliance, regulation and remediation include estimates of:

●	customer refunds associated with matters of potential historical misconduct;
●	costs of completing remediation programs; and
●	potential non-lending losses and costs connected with certain litigation and regulatory investigations.

The provisions held include estimated customer refunds and program costs associated with the following major customer remediation programs:

●	certain ongoing advice service fees charged by the Group’s salaried financial planners; and
●	certain ongoing advice service fees charged by authorised representatives of the Group’s wholly owned subsidiaries Securitor Financial Group Limited and Magnitude Group Pty Ltd.

During the year, significant progress has been made towards finalising a number of the Group’s major remediation programs, including those noted above relating to ongoing advice services. Given the progress made, the degree of estimation uncertainty inherent in these major remediation provisions has reduced significantly.

It is possible that the final outcome could be below or above the provision, if the actual outcome differs from the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Certain litigation and regulatory investigations

At 30 September 2021, the Group held provisions in respect of potential non-lending losses and costs connected with certain litigation and regulatory investigations including:

●	ASIC proceedings in the Federal Court of Australia against Westpac in relation to the sale of consumer credit insurance (CCI) products to customers;
●	a class action against BTFM and WLIS in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life former cash investment option;
●	ASIC’s investigation into the continued charging of advice service fees to customer accounts following the death of the relevant account holder;
●	ASIC’s investigation into the sale and assignment of credit card and flexi loan debts to third party debt purchasers;
●	ASIC’s investigation into Westpac’s systems and processes in relation to accounts held by deregistered companies and Westpac’s approach to rectification and remediation of the relevant issues;
●	ASIC’s investigation into the adequacy of disclosure of contributions fees charged for certain of our products and services;
●	ASIC’s investigation into the provision of home and contents insurance, including where some customers received duplicate policies or were issued policies without their consent; and
●	ASIC’s investigation into arrangements concerning the provision of insurance to some superannuation customers (including the charging of adviser insurance commissions in superannuation).

Westpac is working with ASIC to accelerate the closure of the investigations described above, which is expected to involve Court proceedings.

Provisions for these matters have been recognised in circumstances where there remains considerable uncertainty as to the expenses that may be associated with each matter and, in particular, the approach a Court may take in assessing any appropriate penalties or damages. This includes where the parties may agree a proposed penalty or settlement amount and submit it to the Court on an agreed basis (which the Court would have regard to but not be obliged to accept). The actual aggregate expense to Westpac associated with either the agreed or court determined resolution of the matters may be materially higher or lower than the provision.

Restructuring provisions

The Group carries restructuring provisions in relation to changes in business restructures primarily for separation and redundancy costs. The primary increase in the current year relates to business sales entered into or completed during the year. Refer to Note 37 for further details.

WESTPAC GROUP 2021 ANNUAL REPORT 103

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

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

Regulatory investigations, reviews and inquiries

Regulators, statutory authorities and other bodies routinely conduct investigations, reviews and inquiries involving the financial services sector, both in Australia and overseas. These regulatory actions may consider a range of subject matters, and in Australia, a number of regulatory investigations and reviews are currently considering potential misconduct in relation to credit and financial services. Matters the subject of regulatory reviews are also assessed for their impact on customers, with customer remediation undertaken where appropriate in accordance with our Westpac Group Customer Remediation Policy.

Domestic regulators such as ASIC, APRA, ACCC, AUSTRAC, the OAIC, the ATO and the Fair Work Ombudsman, as well as certain international regulators such as the Reserve Bank of New Zealand, Financial Markets Authority and Commerce Commission in New Zealand and Hong Kong Monetary Authority are currently conducting investigations covering a range of matters involving the Group, that may include potential civil and criminal contraventions.

These include:

●	investigations by the OAIC in relation to certain practices and systems for compliance with the Privacy Act 1988 (Cth);
●	the provision of superannuation (including the adequacy of arrangements for the provision of written reasons to complainants about the payment of death benefits, insurance in superannuation and compliance with the Superannuation Industry (Supervision) Act 1993 in connection with MySuper investment performance); and
●	other areas such as: risk governance; RBNZ liquidity policy and associated risk culture; credit portfolio management; prudential standards compliance; and anti-money laundering and counter-terrorism financing processes and procedures.

It is uncertain what (if any) actions will result following the conclusion of the investigations set out above. No provisions have yet been made in relation to any financial penalty that might arise in the event proceedings are pursued in relation to the matters outlined above, as any potential future liability of that kind cannot be reliably estimated at this time.

These investigations may result (or have resulted) in litigation (including class action proceedings and criminal proceedings), significant fines and penalties, infringement notices, enforceable undertakings, referral to the relevant Commonwealth or State Director of Public Prosecutions for consideration for criminal prosecution, imposition of capital or liquidity requirements, licence revocation or variation, or other action being taken by regulators or other parties. Given the size of Westpac, these investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties.

Litigation

There are ongoing Court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below. No provision has been recognised for potential losses that may arise in relation to the matters below because liability is not certain and cannot be reliably estimated.

Regulatory litigation

●	On 5 May 2021, ASIC filed civil proceedings against Westpac alleging that it had engaged in insider trading and unconscionable conduct, and had failed to comply with its Australian Financial Services Licence obligations. The allegations relate to interest rate hedging activity during the course of Westpac’s involvement in the 2016 Ausgrid privatisation transaction. Westpac has filed its Response to ASIC’s Concise Statement.

104 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Class actions

●	Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which were the subject of the recent AUSTRAC proceedings. The damages sought are unspecified. However, given the time period in question and the nature of the claims, it is likely that any alleged damages will be significant.
●	On 28 February 2020, a class action was commenced against Westpac, Westpac General Insurance Limited and WLIS in the Federal Court of Australia in relation to Westpac’s sale of CCI. The claim follows other industry class actions. It is alleged that the three entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought are unspecified. The three entities are defending the proceedings.
●	On 16 July 2020, a class action was commenced against Westpac and St.George Finance Limited (SGF) in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of two class actions commenced against a number of lenders in the auto finance industry. It is alleged that Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Westpac and SGF are defending the proceedings. Another law firm publicly announced in July 2020 that it is preparing to commence a class action against Westpac entities for similar conduct. Westpac has not been served with a claim from that law firm on flex commissions. Westpac has not paid flex commissions since 1 November 2018 following an industry-wide ban issued by ASIC.

Westpac is aware from media reports and other publicly available material that other class actions against Westpac entities are being investigated. In July 2020, a law firm publicly stated that it intends to commence a class action against BTFM alleging that since 2014, BTFM did not act in the best interests of members of certain superannuation funds when obtaining group insurance policies. In August 2020, another law firm announced that it is investigating claims on behalf of persons who in the past six years acquired, renewed or continued to hold a financial product (including life insurance) on the advice or recommendation of a financial adviser from Magnitude Group, Securitor Financial Group or Westpac. Westpac has not been served with a claim in relation to either of these matters and has no further information about the proposed claims beyond the public statements issued by the law firms involved.

Exposures relating to divested businesses

The Group has potential exposures relating to warranties, indemnities and other commitments it has provided to other parties in connection with various divestments of businesses and assets and other transactions. The warranties, indemnities and other commitments cover a range of matters and risks, including certain compliance, regulatory investigations and litigation matters outlined in this Note 26.

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve issues that have the potential to impact our customers, employees, other relevant stakeholders and reputation. These internal reviews continue to identify a number of issues in respect of which we are taking steps or will take steps to put things right so that our customers and employees (as applicable) are not disadvantaged from certain past practices, including making compensation/remediation payments and providing refunds where identified. These issues include, among other things, compliance with lending obligations (including responsible lending), payroll processes, regulatory reporting, compliance with client monies requirements and impacts from inadequate product governance including the way some product terms and conditions are operationalised.

The Group's APRA regulated insurer WLIS is reviewing premium increases on certain life insurance products following a number of customer complaints. This review relates to Product Disclosure Statements for life insurance products issued in the years 2010 to 2017. This is a complex review where the outcomes are currently uncertain. As such, there is a risk that customer remediation may be required in the future in relation to prior premium increases. The review will also consider the premium increases that can and should be made in the future, and there is a risk that the outcomes of the review could impact the financial and/or capital position of WLIS.

In addition, our New Zealand business is reviewing its processes for some products relating to the requirements of the New Zealand Credit Contracts and Consumer Finance Act 2003. The outcome of this complex review is uncertain and could result in customer remediation, regulatory action and litigation.

By undertaking these reviews, we can also improve our processes and controls. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Contingent liabilities may exist in respect of actual or potential claims or proceedings (which could be brought by customers, regulators or criminal prosecutors), compensation/remediation payments and/or refunds identified as part of these reviews.

WESTPAC GROUP 2021 ANNUAL REPORT 105

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Australian Financial Complaints Authority

Contingent liabilities may also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS), the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 (Cth) provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI, including payments by APRA to deposit holders in a failed ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. A contingent liability may exist in respect of any levy imposed under the FCS.

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

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

●	letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and
●	guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. All but two guarantees are capped at $20 million per year (with an automatic reinstatement for another $20 million) and two specific guarantees are capped at $2 million (with an automatic reinstatement for another $2 million).

106 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

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

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Undrawn credit commitments
Letters of credit and guarantees[1]	11,323	12,610	10,796	12,069
Commitments to extend credit[2]	188,768	184,064	163,685	159,644
Other	-	267	-	266
Total undrawn credit commitments[3]	200,091	196,941	174,481	171,979

1.

Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2.

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2021 the Group had offered $9.7 billion (2020: $4.9 billion) of facilities to customers, which had not yet been accepted.

3.	Include $0.8 billion (2020: nil) of undrawn credit commitments related to facilities which are held for sale.

Contingent assets

The credit commitments shown in the table above also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

WESTPAC GROUP 2021 ANNUAL REPORT 107

Notes to the financial statements

CAPITAL AND DIVIDENDS

Note 27. Shareholders’ equity

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

Debt securities at FVOCI reserve

This reserve comprises the changes in fair value of debt securities measured at FVOCI (except for interest income, impairment charges and FX gains and losses which are recognised in the income statement), net of any related hedge accounting adjustments and tax. These changes are transferred to non-interest income in the income statement when the asset is disposed.

Equity securities at FVOCI reserve

This reserve comprises the changes in fair value of equity securities measured at FVOCI, net of tax. These changes are not transferred to the income statement when the asset is disposed.

Cash flow hedge reserve

This comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments, net of tax.

Share-based payment reserve

This comprises the fair value of equity-settled share-based payments recognised as an expense.

Other reserves

Other reserves for the Parent Entity relate to certain historic internal group restructurings performed at fair value. The reserve is eliminated on consolidation.

Other reserves for the Group consist of transactions relating to changes in the Parent Entity’s ownership of a subsidiary that do not result in a loss of control.

The amount recorded in other reserves reflects the difference between the amount by which NCI are adjusted and the fair value of any consideration paid or received.

108 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 27. Shareholders’ equity (continued)

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Share capital
Ordinary share capital, fully paid	41,601	40,509	41,601	40,509
RSP treasury shares[1]	(661)	(618)	(661)	(618)
Other treasury shares[2]	55	55	(3)	(3)
Total treasury shares	(606)	(563)	(664)	(621)
Total share capital	40,995	39,946	40,937	39,888
NCI	57	51	-	-

1.	2021: 4,363,329 unvested shares held (2020: 4,588,277).
2.	2021: nil shares held (2020: nil).

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2021	2020
Opening balance	3,611,684,870	3,489,928,773
Share issuances[3]	-	110,919,861
Dividend reinvestment plan[4]	20,213,205	10,836,236
Dividend reinvestment plan underwrite[5]	36,693,733	-
Closing balance	3,668,591,808	3,611,684,870

3.	The average price per share for the share issuance in 2020 was $24.81.
4.

The DRP for the 2021 interim dividend had no impact on the number of ordinary shares on issue as Westpac arranged for the purchase of the necessary shares from the market and transfer to participants of 9,085,937 ordinary shares at an average price of $25.98. The price per share for the issuance of shares in relation to the dividend reinvestment plan for the 2020 final dividend was $19.83 (2020: 2019 final dividend was $25.17).

5.

The Group entered into an arrangement to fully underwrite the 2020 final dividend, referred to as a DRP underwrite. The arrangement ensured that the capital impact of the dividend was negated as new shares of equivalent value to the amount of dividend that was paid to shareholders in cash were purchased by the DRP underwriter. The price per share for the issuance of shares in relation to the 2020 DRP underwrite was $19.59.

Ordinary shares purchased on-market

	2021
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	1,178,527	19.09
RSP[6]	2,052,825	21.09
Westpac Performance Plan (WPP) - share rights exercised	231,913	21.89
Total number of ordinary shares purchased on-market	3,463,265

6.	Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

For details of the share-based payment arrangements refer to Note 32.

WESTPAC GROUP 2021 ANNUAL REPORT 109

Notes to the financial statements

Note 27. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Debt securities at FVOCI reserve
Balance as at beginning of year	177	(22)	125	(25)
Net gains/(losses) from changes in fair value	578	360	730	292
Income tax effect	(177)	(96)	(220)	(77)
Transferred to income statements	(195)	(79)	(195)	(79)
Income tax effect	58	15	58	15
Loss allowance on debt securities measured at FVOCI	2	2	2	2
Exchange differences	-	(3)	(1)	(3)
Balance as at end of year	443	177	499	125
Equity securities at FVOCI reserve
Balance as at beginning of year	(4)	17	-	(1)
Net gains/(losses) from changes in fair value	50	(21)	(2)	1
Income tax effect	(2)	-	-	-
Balance as at end of year	44	(4)	(2)	-
Share-based payment reserve
Balance as at beginning of year	1,720	1,642	1,611	1,533
Share-based payment expense	86	78	86	78
Balance as at end of year	1,806	1,720	1,697	1,611
Cash flow hedge reserve
Balance as at beginning of year	(42)	(129)	20	(65)
Net gains/(losses) from changes in fair value	296	(95)	177	(28)
Income tax effect	(86)	28	(53)	9
Transferred to income statements	39	218	(13)	150
Income tax effect	(11)	(64)	4	(46)
Balance as at end of year	196	(42)	135	20
Foreign currency translation reserve
Balance as at beginning of year	(292)	(179)	(221)	(145)
Exchange differences on translation of foreign operations	249	(177)	40	(148)
Gains/(losses) on net investment hedges	(198)	9	(41)	17
Transferred to income statements	-	55	-	55
Balance as at end of year	(241)	(292)	(222)	(221)
Other reserves
Balance as at beginning of year	(15)	(18)	41	41
Transactions with owners	(6)	3	-	-
Balance as at end of year	(21)	(15)	41	41
Total reserves	2,227	1,544	2,148	1,576

110 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 28. Capital adequacy

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

Tier 1 Capital	The sum of CET 1 and AT1 Capital. AT1 Capital comprises high quality components of capital that consist of certain securities not included in CET 1, but which include loss absorbing characteristics.
Total Regulatory Capital

The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain a minimum CET1 ratio of at least 4.5%, Tier 1 Capital ratio of at least 6.0% and Total Regulatory Capital ratios of at least 8.0%. APRA may also require ADIs, including Westpac, to meet Prudential Capital Requirements (PCRs) above the industry PCRs. APRA does not allow the PCRs for individual ADIs to be disclosed.

APRA also requires ADIs to hold additional CET1 buffers comprising of:

●	a capital conservation buffer (CCB) of 3.5% for ADIs designated by APRA as domestic systemically important banks (D-SIBs) unless otherwise determined by APRA, which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and
●	a countercyclical capital buffer. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to zero for Australia and New Zealand.

Collectively, the above buffers are referred to as the “Capital Buffer” (CB). Should the CET 1 capital ratio fall within the capital buffer range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, AT1 Capital distributions and discretionary staff bonuses.

APRA announcements on capital

APRA made the following announcements relevant to its capital framework:

●	On 19 July 2021 APRA announced regulatory support for banks offering temporary financial assistance to borrowers impacted by COVID-19[1]. APRA has outlined that for eligible borrowers, ADIs do not need to treat the period of deferral as a period of arrears or loan restructuring. This applied to loans granted a repayment deferral of up to three months before the end of September 2021[2]. ADIs must continue to provision for these loans under accounting standards.
●	APRA has released the final revised standard for APS 111 Capital Adequacy: Measurement of Capital, effective from 1 January 2022[3]. The final standard includes changes to the parent ADI’s (Level 1) treatment of equity investments in banking and insurance subsidiaries including:
–

Equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital per investment; and

–	Any equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios.
●	APRA is proposing changes to embed the ‘unquestionably strong’ level of capital in the capital framework, including implementation of Basel III reforms. On 21 July 2021 APRA released further guidance on capital buffers and the calculation of RWA including for specific asset classes[4]. As part of the proposal, APRA intends to increase the capital conservation buffer from 2.5% to 4.0% and introduce a base level for the countercyclical capital buffer of 1.0%. As a result, the CET1 capital ratio requirement for D-SIBs is proposed to increase from 8% to 10.5% from 1 January 2023. We expect further clarity on the changes ahead of 1 January 2023.
1.	APRA announcement - “APRA announces further regulatory support for loans impacted by COVID-19” dated 19 July 2021.
2.	Letter to all authorised deposit taking institutions - “Regulatory support for loans impacted by COVID-19” dated 25 August 2021.
3.	Letter to all authorised deposit taking institutions - “Final revised Prudential Standard: APS 111 Capital Adequacy - Measurement of Capital” dated 5 August 2021.
4.	Letter to all authorised deposit taking institutions - “Bank Capital Reforms: Update” dated 21 July 2021.

WESTPAC GROUP 2021 ANNUAL REPORT 111

Notes to the financial statements

Note 28. Capital adequacy (continued)

●	On 10 September 2021, APRA announced it expects ADIs to reduce their Committed Liquidity Facility (CLF) usage to zero by 31 December 2022[1]. Westpac’s current CLF allocation is $37 billion. Westpac expects to reduce its allocation in line with APRA’s announcement, and to meet its liquidity requirements by increasing its holdings of High Quality Liquid Assets.

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

●	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs[2,3];
●	consideration of both regulatory and economic capital requirements;
●	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and
●	consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors.

Given the above and in light of proposed changes to APRA's capital management framework under which the CET1 capital ratio requirement for D-SIBs is to increase from 8% to 10.5% (including the capital conservation buffer and the countercyclical capital buffer), Westpac will seek to operate with a CET1 capital ratio above 10.5% as measured under the existing capital framework4. Capital settings may be reviewed if more challenging or uncertain conditions emerge, or if APRA's proposals change significantly.

Note 29. Dividends

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 60 cents per share (2020: 31 cents, 2019: 80 cents) all fully franked at 30%	2,201	1,120	2,791	2,201	1,120
Total dividends not recognised at year end	2,201	1,120	2,791	2,201	1,120

The Board has determined a final fully franked dividend of 60 cents per share, to be paid on 21 December 2021 to shareholders on the register at the record date of 8 November 2021.

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP).

The Board has determined to satisfy the DRP for the 2021 final dividend by arranging for the purchase of shares in the market by a third party. The market price used to determine the number of shares allocated to DRP participants will be set over the 10 trading days commencing 11 November 2021 and will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Westpac has announced an off-market buy-back of up to $3.5 billion worth of Westpac shares. Westpac's operating performance and progress on strategic priorities, including the completion of a number of divestments, have contributed to a strong capital position, allowing Westpac to return capital to shareholders.

Australian franking credits available to the Parent Entity for subsequent years are $3,857 million (2020: $3,448 million, 2019: $1,558 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2021 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$ 0.07 (2020: NZ $0.07, 2019: NZ $0.07) per share will be attached to the proposed 2021 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$820 million (2020: NZ $980 million, 2019: NZ $860 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

1.Letter to locally incorporated LCR authorised deposit taking institutions - "Committed Liquidity Facility update" dated 10 September 2021.

2.Noting that APRA may apply higher CET1 requirements for an individual ADI.

3.

If an ADI's CET1 ratio falls below the Total CET1 Requirement (at least 8)%, they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

4.Allowing for quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

112 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

GROUP STRUCTURE

Note 30. Investments in subsidiaries and associates

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

The following table includes the principal controlled entities of the Group as at 30 September 2021.

	Country of		Country of
Name	incorporation	Name	incorporation
Advance Asset Management Limited	Australia	Westpac Financial Services Group Limited	Australia
Asgard Capital Management Limited	Australia	Westpac Life Insurance Services Limited[1]	Australia
BT Financial Group Pty Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
BT Funds Management Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Life-NZ-Limited[1]	New Zealand
Capital Finance Australia Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Crusade Trust No.2P of 2008	Australia	Westpac New Zealand Limited (WNZL)	New Zealand
Reinventure Fund, I.L.P.	Australia	Westpac NZ Covered Bond Limited[2]	New Zealand
Series 2008-1M WST	Australia	Westpac NZ Securitisation Limited[2]	New Zealand
St.George Finance Holdings Limited	Australia	Westpac Securities NZ Limited	New Zealand
Westpac Covered Bond Trust	Australia	Westpac Bank-PNG-Limited	Papua New Guinea
Westpac Equity Holdings Pty Limited	Australia

1.	Refer to Note 37 for details of assets and liabilities held for sale.
2.

The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001: Westpac Cash PIE Fund; Westpac Notice Saver PIE Fund; and Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2021	2020
Reinventure Fund, I.L.P.	99.0%	99.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

WESTPAC GROUP 2021 ANNUAL REPORT 113

Notes to the financial statements

Note 30. Investments in subsidiaries and associates (continued)

Non-controlling interests

Details of the balance of NCIs are set out in Note 27. There are no NCIs that are material to the Group.

Significant restrictions

On 2 April 2020, a decision was made by the RBNZ to freeze distribution of dividends on ordinary shares by all banks in New Zealand during the period of uncertainty caused by COVID-19. With effect from 29 April 2021, these dividend restrictions were eased to allow New Zealand banks to pay up to a maximum of 50% of their earnings as dividend. This 50% dividend restriction will remain in place until 1 July 2022. As a result there is currently a restriction on the payment of dividends by WNZL, the Group's New Zealand subsidiary.

There were no other significant restrictions on the ability to transfer cash or other assets, pay dividends or other capital distributions, provide or repay loans and advances between the entities within the Group. There were also no significant restrictions on Westpac’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of NCIs.

Associates

There are no associates that are material to the Group.

Changes in ownership of subsidiaries

Businesses disposed during the year ending 30 September 2021

Westpac sold its interest in the following business during the year:

●	Westpac General Insurance Limited (sold on 1 July 2021)
●	Westpac General Insurance Services Limited (sold on 1 July 2021)
●	Westpac Vendor Finance business (sold on 31 July 2021)
●	Westpac Lenders Mortgage Insurance Limited (sold on 31 August 2021).

Refer to Notes 36 and 37 for further details of businesses disposed in 2021.

Businesses disposed during the year ending 30 September 2020

No businesses were sold in 2020.

Businesses disposed during the year ending 30 September 2019

Westpac sold its interest in Ascalon Capital Managers (Asia) Limited and Ascalon Capital Managers Limited on 8 February 2019 for a combined profit of $3 million recognised in non-interest income (refer to Note 36).

Note 31. Structured entities

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

Structured entities are classified as subsidiaries and consolidated if they meet the definition in Note 30. If the Group does not control a structured entity then it will not be consolidated.

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

Refer to Note 24 for further details.

114 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 31. Structured entities (continued)

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

●	For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value.
●	For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

WESTPAC GROUP 2021 ANNUAL REPORT 115

Notes to the financial statements

Note 31. Structured entities (continued)

	Investment in
	third party
	mortgage and			Interest
	other	Financing to	Group	in other
Consolidated	asset-backed	securitisation	managed	structured
$m	securities[1]	vehicles	funds	entities	Total
2021
Assets
Trading securities and financial assets measured at FVIS	2,694	-	-	40	2,734
Investment securities	5,352	-	-	-	5,352
Loans	-	23,028	-	18,415	41,443
Life insurance assets[2]	-	-	-	-	-
Other assets	-	-	55	-	55
Assets held for sale	-	-	232	695	927
Total on-balance sheet exposures	8,046	23,028	287	19,150	50,511
Total notional amounts of off-balance sheet exposures	—	6,609	15	8,553	15,177
Maximum exposure to loss	8,046	29,637	302	27,703	65,688
Size of structured entities[3]	74,925	29,637	77,036	48,309	229,907

2020
Assets
Trading securities and financial assets measured at FVIS	1,526	-	-	34	1,560
Investment securities	6,105	-	-	-	6,105
Loans	-	20,094	-	16,955	37,049
Life insurance assets	-	-	204	129	333
Other assets	-	-	52	-	52
Total on-balance sheet exposures	7,631	20,094	256	17,118	45,099
Total notional amounts of off-balance sheet exposures	-	6,122	44	7,768	13,934
Maximum exposure to loss	7,631	26,216	300	24,886	59,033
Size of structured entities[3]	59,324	26,216	67,423	40,209	193,172

1.	The Group’s interests in third-party mortgages and other asset-backed securities are senior tranches of notes and are investment grade rated.
2.	Balances reclassified to assets held for sale.
3.

Represents either the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

116 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

OTHER

Note 32. Share-based payments

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

The fair values of share rights are estimated at grant date using a binomial/Monte Carlo simulation pricing model which incorporates the vesting and market-related performance targets of the grants. The fair value of share rights excludes non-market vesting conditions such as employees’ continuing employment by the Group. The non-market vesting conditions are instead incorporated in estimating the number of share rights that are expected to vest and are therefore recognised as an expense. At each reporting date the non-market vesting assumptions are revised and the expense recognised each year takes into account the most recent estimates. The market-related assumptions are not revised each year as the fair value is not re-estimated after the grant date.

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

Employee share plan (ESP)

The value of shares expected to be allocated to employees for nil consideration is recognised as an expense over the financial year and provided for as other employee benefits. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised in equity. Alternatively, shares may be purchased on-market to satisfy the obligation to employees.

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost).	Share rights (allocated at no cost).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term variable reward for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees and for mandatory deferral of a portion of short-term variable reward for Australian employees and some other offshore jurisdictions.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price	Nil	Nil	n/a	n/a
Performance hurdles	For the 2020 and 2021 awards: relative Total Shareholder return (TSR) over a four-year performance period.	None	None	None

For the 2017, 2018 and 2019 awards: TSR over a four-year performance period and average cash Return on Equity (cash ROE) over a three-year performance period plus one-year holding lock, each applying to half of the award.

WESTPAC GROUP 2021 ANNUAL REPORT 117

Notes to the financial statements

Note 32. Share-based payments (continued)

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years	Defined period set out at time of grant.	Defined period set out at time of grant.	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Vested shares are released from the RSP at the end of the vesting period.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

Each share-based payment scheme is quantified below.

(i)    Westpac Long-Term Variable Reward Plan (LTVR)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2021
Share rights	3,066,326	1,383,986	1,571	788,911	3,659,830	2,148
Weighted average remaining contractual life	12.4 years				12.7 years

2020
Share rights	4,554,589	779,581	-	2,267,844	3,066,326	3,719

The weighted average fair value at grant date of LTVR share rights issued during the year was $6.56 (2020: $28.44).

(ii)    Westpac Performance Plan (WPP)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2021
Share rights
One-year vesting period	206,241	33,145	83,204	36,041	120,141	86,996
Two-year vesting period	292,941	34,352	85,090	40,433	201,770	63,704
Three-year vesting period	76,848	9,281	29,179	630	56,320	9,796
Four-year vesting period	381,105	164,742	42,724	14,783	488,340	11,065
Total share rights	957,135	241,520	240,197	91,887	866,571	171,561
Weighted average remaining contractual life	12.8 years				12.6 years

2020
Share rights	786,466	438,858	175,957	92,232	957,135	164,219

The weighted average fair value at grant date of WPP share rights issued during the year was $18.27 (2020: $24.68).

118 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 32. Share-based payments (continued)

(iii)  Restricted Share Plan (RSP)

	Outstanding				Outstanding
	as at beginning	Granted during		Forfeited	as at end
Allocation date	of year	the year	Released	during the year	of year
2021	4,389,161	2,165,046	2,012,519	226,613	4,315,075
2020	4,773,171	2,100,030	2,081,545	402,495	4,389,161

The weighted average fair value at grant date of RSP shares issued during the year was $20.63 (2020: $23.88).

(iv)Employee Share Plan (ESP)

			Average
			number
			of shares	Total number
	Allocation	Number of	allocated per	of shares	Market	Total
	date	participants	participant	allocated	price per share[1]	fair value
2021	20 November 2020	27,078	52	1,408,056	$19.20	$27,034,675
2020	21 November 2019	25,725	38	977,550	$26.20	$25,611,810

1.	The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

The 2020 ESP award was satisfied through the purchase of shares on-market.

The liability accrued for the ESP at 30 September 2021 is $28 million (2020: $28 million) and is provided for as other employee benefits.

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

The fair values of share rights without TSR based performance targets (i.e. share rights with cash EPS compound annual growth rate (CAGR), economic profit and cash ROE performance targets) have been determined with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

Other significant assumptions include:

●	a risk free rate of return of 0.2%, applied to TSR-hurdled grants;
●	a dividend yield on Westpac shares of 6.0%, applied to TSR and ROE-hurdled grants;
●	volatility in Westpac’s TSR of 25%, applied to TSR-hurdled grants; and
●	volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

WESTPAC GROUP 2021 ANNUAL REPORT 119

Notes to the financial statements

Note 33. Superannuation commitments

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
Critical accounting assumptions and estimates

The actuarial valuation of plan obligations is dependent upon a series of assumptions, principally price inflation, salary growth, mortality, morbidity, discount rate and investment returns. Different assumptions could significantly alter the valuation of the plan assets and obligations and the resulting remeasurement recognised in OCI and the superannuation expense recognised in the income statement.

Westpac had the following defined benefit plans at 30 September 2021:

Date of last actuarial assessment of
Name of plan	Type	Form of benefit	the funding status
Westpac Group Plan (WGP)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2018
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2020
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)1	Defined benefit	Indexed pension and lump sum	5 April 2018
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

1. The 2021 final actuarial assessment of the funding status for WGP and UKSS will be available in 2022.

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

The defined benefit schemes expose the Group to the following risks:

●	discount rate – reductions in the discount rate would increase the present value of the future payments;
●	inflation rate – increases in the inflation rate would increase the payments to pensioners;
●	investment risk – lower investment returns would increase the contributions needed to offset the shortfall;
●	mortality risk – members may live longer than expected extending the cash flows payable by the Group;
●	behavioural risk - higher proportion of members taking some of their benefits as a pension rather than a lump sum would increase the cash flows payable by the Group; and
●	legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

●	secure attractive long-term investment returns; and
●	provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. The funding valuations of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $143 million (2020: $154 million). Current contribution rates are as follows:

●	WGP – contributions are made to the WGP at the rate of 15.4% of members’ salaries;
●	WNZS – contributions are made to the WNZS at the rate of 17% of members’ salaries; and
●	UKSS – not required to make contributions under the 2018 actuarial assessment.

120 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 33. Superannuation commitments (continued)

Contributions

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Employer contributions	33	26	31	26
Member contributions	10	10	10	10

Expected employer contributions for the year ended 30 September 2022 are $23 million.

Expense recognised

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Current service cost	45	44	33	44	43
Net interest cost on net benefit liability	12	8	(2)	12	8
Total defined benefit expense	57	52	31	56	51

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Benefit obligation as at end of year	2,953	2,880	2,877	2,790
Fair value of plan assets as at end of year	2,582	2,350	2,524	2,295
Net surplus/(deficit)	(371)	(530)	(353)	(495)
Defined benefit surplus included in other assets	64	71	64	71
Defined benefit deficit included in other liabilities	(435)	(601)	(417)	(566)
Net surplus/(deficit)	(371)	(530)	(353)	(495)

The average duration of the defined benefit obligation is 15 years (2020: 14 years).

Significant assumptions

	2021		2020
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	funds	funds	funds	funds
Discount rate	3.1%	2.1%-2.2%	2.6%	0.7%-1.5%
Salary increases	3.2%	3.0%-5.2%	2.7%	3.0%-4.6%
Inflation rate (pensioners received inflationary increase)	2.2%	2.0%-3.6%	1.7%	2.0%-3.1%
Life expectancy of a 60-year-old male	31.4	28.1-28.4	31.3	28.1-28.2
Life expectancy of a 60-year-old female	34.3	29.6-29.7	34.2	29.5-29.6

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
$m	2021	2020
0.5% decrease in discount rate	235	230
0.5% increase in annual salary increases	12	19
0.5% increase in inflation rate (pensioners receive inflationary increase)	215	201
1 year increase in life expectancy	71	68

WESTPAC GROUP 2021 ANNUAL REPORT 121

Notes to the financial statements

Note 33. Superannuation commitments (continued)

Asset allocation

The table below provides a breakdown of the schemes’ investments by asset class.

	2021		2020
	Australian	Overseas	Australian	Overseas
$m	funds	funds	funds	funds
Cash	5%	2%	6%	1%
Equity instruments	47%	7%	45%	9%
Debt instruments	25%	5%	25%	4%
Property	8%	2%	8%	1%
Other assets	15%	84%	16%	85%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

Note 34. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$'000	2021	2020	2021	2020
Audit and audit-related fees
Audit fees
PwC Australia	29,306	27,667	29,148	27,667
Overseas PwC network firms	4,310	5,295	536	705
Total audit fees	33,616	32,962	29,684	28,372
Audit-related fees
PwC Australia	1,456	4,404	1,456	4,404
Overseas PwC network firms	221	107	-	-
Total audit-related fees	1,677	4,511	1,456	4,404
Total audit and audit-related fees	35,293	37,473	31,140	32,776
Tax fees
PwC Australia	35	57	35	57
Total tax fees	35	57	35	57
Total audit and non-audit fees	35,328	37,530	31,175	32,833

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.

It is Westpac’s policy to engage PwC on assignments additional to its statutory audit duties only if its independence is not impaired or seen to be impaired and where its expertise and experience with Westpac is important. All services were approved by the Board Audit Committee in accordance with Westpac’s Pre-Approval of Engagement of PricewaterhouseCoopers for Audit or Non-Audit Services Policy.

PwC also received fees of $9.6 million (2020: $6.1 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

122 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 35. Related party disclosures

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

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 30

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in
Balances due to/from subsidiaries	Balance Sheet
Dividend income/Transactions with subsidiaries	Note 4
Interest income and Interest expense	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 26

The balances due to/from subsidiaries include a wide range of banking and other financial facilities.

The terms and conditions of related party transactions between the Parent Entity and subsidiaries are sometimes different to commercial terms and conditions. Related party transactions between the Parent Entity and subsidiaries eliminate on consolidation.

Associates - Note 30

The Group provides a wide range of banking and other financial facilities and funds management activities to its associates on commercial terms and conditions.

Superannuation plans

The Group contributed $418 million (2020: $361 million) to defined contribution plans and $33 million (2020: $26 million) to defined benefit plans. Refer to Note 33.

Remuneration of KMP

Total remuneration1 of the KMP was:

		Post	Other long-
	Short-term	employment	term	Termination	Share-based
$	benefits	benefits	benefits	benefits	payments	Total
Consolidated
2021	28,469,165	730,700	(29,003)	3,101,006	10,832,584	43,104,452
2020	22,506,249	967,898	657,375	1,176,487	2,654,510	27,962,519
Parent Entity
2021	27,108,174	607,503	(29,003)	2,421,267	9,631,777	39,739,718
2020	21,513,543	873,350	657,375	1,176,487	2,147,884	26,368,639

1.	Comparative amounts have been revised to align to current year presentation. The revisions primarily relate to changes in interpretation as to the appropriate period over which to expense the fair value of certain grants and to the appropriate grant date on which to value grants where there is an opt-out period.

WESTPAC GROUP 2021 ANNUAL REPORT 123

Notes to the financial statements

Note 35. Related party disclosures (continued)

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest		Number of
	payable for	Closing loan	KMP with
$	the year	balance	loans
2021	403,893	28,924,924	12
2020	549,257	15,779,157	8

Share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance share rights and unhurdled share rights held at 30 September 2021 by the CEO and other key management personnel (including their related parties):

		Number of
	Latest Date of Exercise	Share Rights
Managing Director and Chief Executive Officer
Peter King	Ranges from 1 October 2032 to 1 October 2035	460,630
Group Executives
Scott Collary	1 October 2035	120,614
Chris De Bruin	1 October 2035	100,676
Carolyn McCann	Ranges from 1 October 2032 to 1 October 2035	174,136
Anthony Miller	1 October 2035	120,492
Christine Parker	Ranges from 1 October 2032 to 1 October 2035	280,816
Simon Power	Ranges from 1 October 2032 to 1 October 2035	38,122
Michael Rowland	1 October 2035	99,415
David Stephen	Ranges from 1 October 2032 to 1 October 2035	514,052
Les Vance	Ranges from 2 April 2035 to 1 October 2035	98,441
Jason Yetton	Ranges from 2 April 2035 to 1 October 2035	180,201
Former Group Executive
Richard Burton	n/a	-
Guil Lima	1 October 2034	179,017
David McLean	Ranges from 1 October 2022 to 1 October 2035	422,413
Gary Thursby	Ranges from 1 October 2032 to 1 October 2034	191,760
Alastair Welsh	n/a	-
Curt Zuber	n/a	-

The Group has not issued any options during the year and there are no outstanding options as at 30 September 2021.

124 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 36. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below.

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Net profit for the year	5,463	2,292	6,790	4,613	2,658
Adjustments:
Depreciation, amortisation and impairment	3,054	2,473	1,079	2,775	2,142
Impairment charges	(348)	3,371	966	(222)	2,864
Net decrease/(increase) in current and deferred tax	350	(1,112)	(541)	(195)	(937)
(Increase)/decrease in accrued interest receivable	183	239	132	173	208
(Decrease)/increase in accrued interest payable	(423)	(1,260)	(341)	(340)	(1,143)
(Decrease)/increase in provisions	(1,716)	1,925	1,143	(1,722)	2,003
Other non-cash items	(253)	(693)	(832)	1,067	(1,114)
Cash flows from operating activities before changes in operating assets and liabilities	6,310	7,235	8,396	6,149	6,681
Net (increase)/decrease in:
Collateral paid	305	348	(847)	339	329
Trading securities and other financial assets measured at FVIS	19,316	(8,756)	(7,629)	18,625	(8,266)
Derivative financial instruments	(2,420)	1,851	7,605	(1,874)	2,103
Loans	(15,098)	18,272	(4,188)	(11,228)	21,273
Other financial assets	(274)	273	336	258	283
Life insurance assets and life insurance liabilities	(593)	(277)	(134)	-	-
Other assets	6	70	(13)	(23)	50
Net increase/(decrease) in:
Collateral received	93	(1,096)	1,007	312	(1,072)
Deposits and other borrowings	33,737	28,910	1,113	28,696	20,859
Other financial liabilities	9,036	11,817	1,463	6,500	11,866
Other liabilities	(8)	4	(5)	(4)	(7)
Net cash provided by/(used in) operating activities	50,410	58,651	7,104	47,750	54,099

WESTPAC GROUP 2021 ANNUAL REPORT 125

Notes to the financial statements

Note 36. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 37.

	Consolidated			Parent Entity
$m	2021	2020	2019	2021	2020
Assets:
Cash and balances with central banks	50	-	3	-	-
Trading securities and other financial assets measured at FVIS	409	-	3	-	-
Loans	369	-	-	-	-
Other financial assets	688	-	3	-	-
Property and equipment	29	-	-	-	-
Deferred tax assets	4	-	-	-	-
Intangible assets	243	-	-	-	-
Other assets	226	-	-	-	-
Total assets	2,018	-	9	-	-
Liabilities:
Other financial liabilities	110	-	-	-	-
Provisions	9	-	-	-	-
Other liabilities	720	-	-	-	-
Total liabilities	839	-	-	-	-
Total equity attributable to owners of WBC	1,179	-	9	-	-
Cash proceeds received (net of transaction costs)	1,322	-	2	-	-
Expected receivable (completion settlement)	8	-	-	-	-
Deferred consideration	37	-	-	-	-
Total consideration	1,367	-	2	-	-
Reserves reclassified to the income statement	-	-	10	-	-
Gain/(loss) on disposal	188	-	3	-	-
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	1,322	-	2	-	-
Less: Cash deconsolidated	(50)	-	(3)	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	1,272	-	(1)	-	-

Non-cash financing activities

Shares issued under the dividend reinvestment plan	401	273	1,489	401	273
Increase in lease liabilities	199	177	-	114	173

On 4 December 2020, $866 million of Westpac Capital Notes (WCN) 3 were transferred to the WCN 3 nominated party for $100 each pursuant to the WCN 7 reinvestment offer. Those WCN 3 were subsequently redeemed and cancelled by Westpac. On 22 March 2021, the remaining $458 million of WCN 3 were redeemed and cancelled by Westpac for $100 each.

On 15 September 2021, $1,152 million of WCN4 were transferred to the WCN4 nominated party for $100 each pursuant to the WCN8 reinvestment offer. Those WCN4 were subsequently redeemed and cancelled by Westpac. On 15 October 2021, Westpac issued a redemption notice notifying WCN4 holders that all outstanding WCN4 will be redeemed on the optional redemption date, being 20 December 2021.

Cash and balances with central banks

The following table provides the breakdown of cash and cash balances with central banks.

	Consolidated		Parent Entity
$m	2021	2020	2021	2020
Cash and cash at bank	16,504	15,865	16,156	15,335
Exchange settlement accounts	54,587	13,978	46,412	9,892
Regulatory deposits with central banks	262	286	186	209
Total cash and balances with central banks	71,353	30,129	62,754	25,436

126 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 36. Notes to the cash flow statements (continued)

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $445 million (2020: $457 million) for the Group and $369 million (2020: $380 million) for the Parent Entity which are included in cash and balances with central banks.

Note 37. Assets and liabilities held for sale

Accounting policy

Assets and liabilities held for sale

Non-current assets or disposal groups are classified as held for sale if they will be recovered primarily through sale rather than through continuing use and a sale is considered highly probable. Non-current assets or disposal groups held for sale are measured at the lower of their existing carrying amount and fair value less costs to sell, except for liabilities and certain assets such as deferred tax assets, financial assets and contractual rights under insurance contracts, which are specifically exempt from this requirement and continue to be recognised at their existing carrying value.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

During the year ending 30 September 2021, the assets and liabilities of certain businesses were classified as held for sale. As these businesses do not constitute a major line of business for the Group, they have not been classified as discontinued operations.

Details of the businesses which were classified as held for sale during the financial year are as follows:

Businesses held for sale as at 30 September 2021

Westpac Motor Vehicle Dealer Finance and Novated Leasing business

On 28 June 2021, the Group announced that it expects to sell its motor vehicle dealer finance and novated leasing business to Angle Auto Finance Pty Ltd, a portfolio company of Cerberus Capital Management, L.P. As part of the sale, Westpac will transfer:

●	Auto dealer and introducer agreements together with wholesale dealer loans of approximately $1 billion;
●	Strategic alliance agreements with vehicle manufacturers; and
●	Novated lease origination capability and related agreements.

Westpac will retain its existing retail auto loans of around $10 billion originated by the businesses being transferred. The loans will run down in the normal course of business over the life of those loans. Westpac will also progressively cease new retail auto loan originations from these three channels with customers still able to use the Group’s Consumer and Business lending products to help buy motor vehicles.

The sale agreement includes initial payment on completion based on the final value of the portfolio transferred and deferred consideration payable over the two-year period following completion. Completion of the transaction will occur over several stages to allow for a smooth transition. Final completion of the transaction is expected by no later than 31 March 2022, at which time a small gain on sale is expected to be recognised in non-interest income.

The business is currently included in the Group’s Specialist Businesses division.

Westpac New Zealand Life Insurance business

On 6 July 2021, the Group announced that it had entered into an agreement to sell Westpac Life-NZ-Limited to Fidelity Life Assurance Company Limited and enter into an exclusive 15-year agreement for the distribution of life insurance products to Westpac’s New Zealand customers. This entity is currently included in the Group’s Westpac New Zealand division.

WESTPAC GROUP 2021 ANNUAL REPORT 127

Notes to the financial statements

Note 37. Assets and liabilities held for sale (continued)

The sale price of NZ$400 million (approximately A$375 million1) is expected to result in a small post-tax gain on sale. The transaction also includes ongoing payments to Westpac in accordance with the distribution agreement.

Completion of the transaction is subject to various regulatory approvals and is expected to occur by first half 2022, at which time the gain will be recognised in non-interest income.

Westpac Australian Life Insurance business

On 9 August 2021, the Group announced that it will sell Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited (TAL) and enter into an exclusive 20-year strategic alliance for the provision of life insurance products to Westpac’s Australian customers. This entity is currently included in the Group’s Specialist Businesses division.

The sale price is $900 million and is estimated to result in a pre-tax loss on sale of $1.3 billion. For the year ended 30 September 2021, a loss of $224 million has been recognised in operating expenses reflecting expected separation and transaction costs. The remaining loss will be recognised on completion of the sale. The transaction also includes ongoing payments to Westpac in accordance with the distribution agreement.

Westpac will retain responsibility for certain pre-completion matters and provide protection to TAL through a combination of provisions, warranties and indemnities.

Completion of the transaction is subject to various regulatory approvals and is expected to occur in the second half of the 2022 calendar year.

Businesses no longer held for sale as at 30 September 2021

Westpac General Insurance Limited and Westpac General Insurance Services Limited

On 2 December 2020, the Group announced it would sell Westpac General Insurance Limited and Westpac General Insurance Services Limited to Allianz and enter into an exclusive 20-year agreement for the distribution of general insurance products to Westpac’s customers. The sale was completed on 1 July 2021 for $725 million and resulted in a pre-tax gain on sale of $160 million (net of transaction and separation costs) recognised in non-interest income. A further payment of $25 million is expected to be received by Westpac by 31 December 2021 subject to an integration milestone, with contingent payments over the next five years in addition to ongoing payments under the distribution agreement.

Westpac will retain responsibility for certain pre-completion matters and provide protection to Allianz through a combination of customary warranties and indemnities.

These entities were included in the Group’s Specialist Businesses division.

Westpac Vendor Finance business

On 21 August 2020, the Group announced that it had entered into an agreement for the sale of its Vendor Finance business to Angle Auto Finance Pty Ltd, a portfolio company of Cerberus Management, L.P. The sale was completed on 31 July 2021 resulting in a pre-tax gain on sale of $29 million recognised at this date in non-interest income. A pre-tax loss of $81 million was previously recognised in operating expenses prior to completion date, reflecting a writedown of assets held for sale to their estimated fair value less costs to sell and recognition of related separation and transaction costs.

The business was included in the Group’s Specialist Businesses division.

Westpac Lenders Mortgage Insurance Limited

On 18 March 2021, the Group announced it would sell Westpac Lenders Mortgage Insurance Limited (WLMI) to Arch Capital Group (Arch) and enter into a 10-year exclusive supply agreement for Arch to provide Lenders Mortgage Insurance (LMI) to the Group. The sale was completed on 31 August 2021 with nil gain on sale recognised at this date as the sales price reflected the book value of the business transferred. A loss of $110 million was previously recognised in the first half of 2021 in operating expenses reflecting the write-down of goodwill and recognition of related transaction and separation costs. Ongoing fixed annual payments will be received under the distribution agreement.

Westpac will retain responsibility for certain legacy matters and provide protection to Arch through a combination of customary warranties and indemnities.

WLMI was included in the Group’s Specialist Businesses division.

1Translated using a year-to-date average NZD/AUD exchange rate.

128 WESTPAC GROUP 2021 ANNUAL REPORT

Notes to the financial statements

Note 37 Assets and liabilities held for sale (continued)

Westpac Pacific

On 7 December 2020, the Group announced the sale of its Pacific businesses (comprised of Fiji Branch of Westpac Banking Corporation and the Group’s 89.9% stake in Westpac Bank-PNG-Limited) to Kina Securities Limited (Kina). Completion of the sale was subject to various regulatory approvals.

On 22 September 2021, the Group announced it and Kina had agreed to terminate the agreements for the sale of these businesses.

In first half of 2021, a loss of $121 million was recognised in operating expenses, reflecting a writedown of assets held for sale to their estimated fair value less costs to sell and recognition of related separation and transaction costs. Following termination of the sale contracts, the businesses are no longer considered held for sale and a reassessment of the carrying value of the assets was undertaken. Consequently, a $60 million write-back of the previous loss was recognised at 30 September 2021 reflecting a partial reversal of the asset writedowns and reversal of the unutilised amount of estimated separation and transaction costs provisioned.

Westpac Pacific is included in the Group’s Specialist Businesses division.

Balance sheet presentation

Details of the assets and liabilities held for sale are as follows (no amounts were presented as held for sale in prior year):

	Consolidated	Parent Entity
$m	2021	2021
Assets held for sale
Cash and balances with central banks	7	-
Loans	1,015	1,015
Other financial assets	19	-
Life insurance assets	2,972	-
Deferred tax assets	8	-
Other assets	167	-
Total assets held for sale	4,188	1,015
Liabilities held for sale
Other financial liabilities	28	3
Current tax liabilities	14	-
Life insurance liabilities	447	-
Provisions	35	7
Deferred tax liabilities	44	-
Other liabilities	269	-
Total liabilities held for sale	837	10

Note 38. Subsequent events

Since 30 September 2021, the Board has determined to pay a fully franked final dividend of 60 cents per fully paid ordinary share. The dividend is expected to be $2,201 million. The dividend is not recognised as a liability at 30 September 2021. The proposed payment date of the dividend is 21 December 2021.

The Board has determined to satisfy the DRP for the 2021 final dividend by arranging for the purchase of shares in the market by a third party. The market price used to determine the number of shares allocated to DRP participants will be set over the 10 trading days commencing 11 November 2021 and will not include a discount.

Off-market buy-back

Westpac has announced an off-market buy-back of up to $3.5 billion worth of Westpac shares. Westpac’s operating performance and progress on strategic priorities, including the completion of a number of divestments, have contributed to a strong capital position, allowing Westpac to return capital to shareholders.

No other matters have arisen since the year ended 30 September 2021 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

WESTPAC GROUP 2021 ANNUAL REPORT 129

Statutory statements

Directors' declaration

In the Directors' opinion:

(a) the financial statements and notes set out in 'Section 3 - Financial report for the year ended 30 September 2021 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation and the Group's financial position as at 30 September 2021 and of their performance for the financial year ended on that date; and

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

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

John McFarlane Chairman Sydney 31 October 2021	Peter King Managing Director and Chief Executive Officer

130 WESTPAC GROUP 2021 ANNUAL REPORT

Statutory statements

Management's report on internal control over financial reporting

The following report is required by rules of the US Securities and Exchange Commission.

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13a - 15(f) under the Securities Exchange Act of 1934, as amended. Westpac's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

Westpac's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of the assets of Westpac and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures of Westpac are being made only in accordance with authorizations of management and directors of Westpac and its consolidated entities; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Westpac and its consolidated entities that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac's internal control over financial reporting as of 30 September 2021 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac's internal control over financial reporting as of 30 September 2021 was effective.

The effectiveness of Westpac's internal control over financial reporting as of 30 September 2021 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

WESTPAC GROUP 2021 ANNUAL REPORT 131

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended September 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 130 of the 2021 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

132 WESTPAC GROUP 2021 ANNUAL REPORT

Statutory statements

Supplemental Information

The parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. The supplemental information, which is presented for purposes of additional analysis, is presented on a basis that differs from the consolidated financial statements and is not a required part of the consolidated financial statements presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. In our opinion, the parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Provision for expected credit losses on loans and credit commitments

As described in Note 13 to the consolidated financial statements, the provision for expected credit losses on loans and credit commitments (ECL) was $4,999 million at September 30, 2021. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management’s model to determine the ECL includes significant judgment in assumptions used to determine when a significant increase in credit risk (SICR) has occurred, estimating forward looking macroeconomic scenarios (MES), applying a probability weighting to

WESTPAC GROUP 2021 ANNUAL REPORT 133

Statutory statements

different scenarios and identifying and calculating adjustments to model output (overlays). Economic uncertainty has increased the impact of certain judgements made by management, specifically relating to forward-looking assumptions applied to the probability of default of individual customers and the associated macroeconomic scenarios that are applied across the Company's portfolio. Where customers have received government support payments or granted payment deferrals, management have applied additional judgements outside of their credit models in order to estimate ECL.

The principal considerations for our determination that performing procedures relating to the provision for ECL is a critical audit matter were (i) there was significant judgment by management in determining the ECL, which in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to the ECL model and assumptions, (ii) there was significant judgement and effort in evaluating audit evidence related to the identification and calculation of overlays to the ECL due to the impacts of current conditions and forecasts of future economic conditions; (iii) the nature and extent of audit testing related to critical data elements used in the model; (iv) the audit effort involved the use of professionals with specialized skill and knowledge; and (v) the nature and extent of audit testing related to user access for the relevant IT systems used in determining the provision for ECL.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's ECL estimation process, which included controls over the data, model and assumptions used in determining the provision for ECL as well as IT general controls related to user access for the relevant IT systems. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the provision for ECL by evaluating the appropriateness of the models and the reasonableness of the assumptions; (ii) testing the accuracy and completeness of selected critical data elements that are inputs used in the ECL model: (iii) testing the reasonableness of overlays to the ECL; and (iv) testing the user access to relevant IT systems used in determining the provision for ECL.

Provisions and contingent liabilities

As described in Note 26 to the consolidated financial statements, the Company recorded compliance, regulation and remediation provisions of $1,142 million and litigation and non-lending loss provisions of $117 million at September 30, 2021 (collectively referred to as the “provisions”). The provisions relate to matters of potential misconduct in providing services to customers identified as a result of regulatory action and internal reviews. An assessment of the likely cost to the Company of these matters (including applicable customer refunds and regulatory penalties) is made on a case-by-case basis and specific provisions or disclosures are made where management considers appropriate. Disclosures are also made in Note 26 for contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably estimated.

The principal consideration for our determination that performing procedures relating to the provisions and contingent liabilities is a critical audit matter was that there was significant judgment by management to identify contingent liabilities and quantify the provisions, which included assumptions related to the probability of loss and the timing, nature and quantum of related cash outflows. This in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to the provisions and key assumptions and in evaluating the appropriateness of the related disclosure.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of provisions to determine whether a present obligation with a probable cash outflow exists, and can be reliably estimated. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management's evaluation, including controls over determining whether or not it is possible that a loss has occurred or whether there is a probable outflow from a present obligation. These procedures also included, among others. (i) evaluating the evidence of management's quantification of provisions and the assumptions applied and (ii) assessing the appropriateness of disclosures.

134 WESTPAC GROUP 2021 ANNUAL REPORT

Statutory statements

Impairment of goodwill and other non-financial assets

The Company has an intangible assets balance of $10,109 million (of which $7,599 million is goodwill) as described in Note 25 to the consolidated financial statements, and property and equipment assets of $2,853 million and other assets of $567 million (collectively called “other non-financial assets”) recognized on the consolidated balance sheet at September 30, 2021 which form part of the Company's Cash Generating Units ("CGU"). The annual goodwill impairment test described in Note 25 resulted in impairment charges of $1,156 million in the Westpac Institutional Bank CGU, consisting of $487 million goodwill and $669 million other non-financial assets as disclosed in Note 5. The Company conducts an impairment assessment of goodwill on an annual basis or more frequently if circumstances indicate that the carrying value of the Company's CGUs may be impaired. Potential impairment is identified by comparing the value-in-use of a CGU to its carrying value, including goodwill and non-financial assets. The value-in-use for each of the CGUs is estimated by the Company using a discounted cash flow model. The Company's value-in-use models for the CGUs include significant judgments and assumptions relating to cash flow projections, terminal growth rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and other non-financial assets is a critical audit matter were (i) there was significant judgment by management when developing key assumptions used in the determination of the value-in-use, which in turn led to a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to management's cash flow projections, terminal growth rate and discount rate assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls related to management's impairment assessments which includes testing over the reasonableness of management's key assumptions. These procedures also included, among others (i) testing management’s process for developing the value-in-use estimate of the CGUs including evaluating the appropriateness of the value-in-use methodology; (ii) evaluating the significant assumptions used by management related to management's cash flow projections, terminal growth rate, discount rate; and (iii) the involvement of professionals with specialized skill and knowledge to assist in testing the reasonableness of the discount rate and terminal growth rate assumptions. Evaluating management's assumptions related to the terminal growth rates of the CGUs involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Assets and liabilities held for sale

As described in Note 37 to the consolidated financial statements, the balance of assets and liabilities held for sale was $4,188 million and $837 million, respectively, at September 30, 2021. During the year, the Company announced the sale of certain businesses within the Specialist Businesses Division and determined that these businesses met the classification criteria as held for sale and were therefore measured at the lower of carrying amount and fair value less cost to sell.

The principal considerations for our determination that performing procedures relating to the assets and liabilities held for sale is a critical audit matter were (i) there was complexity in evaluating the sales contracts against the classification criteria as held for sale, which in turn lead to a higher degree of auditor effort; (ii) there was significant judgement and effort in evaluating audit evidence related to management's determination of the measurement of individual assets within the disposal group; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation and key judgements in determining the classification and measurement of the assets and liabilities held for sale. These procedures also included, among

WESTPAC GROUP 2021 ANNUAL REPORT 135

Statutory statements

others, (i) reading the relevant sale contracts to obtain an understanding of the terms and conditions and assessing the criteria for the businesses to be recognized and measured as held for sale; (ii) testing the Company's calculation of the gain or loss on sale of each business, including assessing the measurement of individual assets within the disposal group; and (iii) the involvement of professionals with specialized skill and knowledge to assist in assessing tax implications against the requirements of the tax legislation.

PricewaterhouseCoopers
Sydney, Australia October 31, 2021

We have served as the Company's auditor since 1968.

136 WESTPAC GROUP 2021 ANNUAL REPORT

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

2.	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

8.	List of controlled entities – refer to Note 30 to the financial statements in this Annual Report.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.1	Auditor consent dated 3 November 2021

15.2	Westpac Group 2021 Annual Report on Form 20-F

101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

WESTPAC GROUP 2021 ANNUAL REPORT 137

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury and Technology

Dated November 3, 2021