Form 20-F
period 2022-09-30
WESTPAC BANKING CORP
filed 2022-11-08
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.750% Notes due January 11, 2023, Floating Rate Notes due January 11, 2023, 2.000% Notes due January 13, 2023, Floating Rate Notes due January 13, 2023, 3.650% Notes due May 15, 2023, Floating Rate Notes due May 15, 2023, 3.300% Notes due February 26, 2024, Floating Rate Notes due February 26, 2024, 1.019% Notes due November 18, 2024, Floating Rate Notes due November 18, 2024, 2.350% Notes due February 19, 2025, Floating Rate Note due August 26, 2025, 3.735% Notes due August 26, 2025, 2.850% Notes due May 13, 2026, 1.150% Notes due June 3, 2026, Floating Rate Notes due June 3, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 4.043% Notes due August 26, 2027, 3.400% Notes due January 25, 2028, 1.953% Notes due November 20, 2028, 2.650% Notes due January 16, 2030, 2.894% Subordinated Notes due February 4, 2030, 2.150% Notes due June 3, 2031, 4.322% Subordinated Notes due November 23, 2031, 5.405% Subordinated Notes due August 10, 2033, 4.110% Subordinated Notes due July 24, 2034, 2.668% Subordinated Notes due November 15, 2035, 3.020% Subordinated Notes due November 18, 2036, 4.421% Subordinated Notes due July 24, 2039, 2.963% Subordinated Notes due November 16, 2040, 3.133% Subordinated Notes due November 18, 2041 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,501,127,694 fully paid

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

Yes ☐No ☒

WESTPAC GROUP 2022 ANNUAL REPORT I

Table of contents

Form 20-F cross-reference index	ii	Shareholder information	327
Financial statements	1	Shareholding information	328
Income statements	2	Additional information	341
Statements of comprehensive income	3	Glossary of abbreviations and defined terms	346
Balance sheets	4
Statements in changes in equity	5
Cash flow statements	7
Notes to the financial statements	8
Statutory statements	128
Exhibits index	135
Strategic review	142
Strategic review	142
Corporate governance	188
Directors’ report	210
Remuneration report	224
Information on Westpac	250
Group performance	257
Reading this report	258
Review of Group’s operations	260
Income statement review	261
Balance sheet review	271
Capital resources	273
Segment reporting	274
Consumer and Business Banking	281
Consumer	282
Business	284
Westpac Institutional Bank	285
Westpac New Zealand	287
Specialist Businesses	289
Group Businesses	291
Risk and risk management	298
Risk management	298
Risk factors	298
Sustainability	311
Other Westpac business information	320
Financial statements	325

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

For certain information about the basis of preparing the financial information in this Annual Report see ‘Reading this report’ in Section 2. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see ‘Reading this report’ in Section 2. Please consider those important disclaimers when reading the forward- looking statements in this Annual Report.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

II WESTPAC GROUP 2022 ANNUAL REPORT

Form 20-F cross-reference index

20-F item number and description		Page

Part I

Item 1.	Identity of directors, senior management and advisers	Not applicable

Item 2.	Offer statistics and expected timetable	Not applicable

Item 3.	Key information

	Capitalisation and indebtedness	Not applicable

	Reasons for the offer and use of proceeds	Not applicable

	Risk factors	289-309

Item 4.	Information on Westpac

	History and development of Westpac	142, 250-256

	Business overview	142, 250-256

	Organisational structure	110-111, 142

	Property, plants and equipment	320

Item 4A.	Unresolved staff comments	Not applicable

Item 5.	Operating and financial review and prospects

	Operating results	260

	Liquidity and capital resources	273

	Research and development, patents and licences, etc.	Not applicable

	Trend information	260-270, 274-297

	Critical accounting estimates	20, 33, 86, 97, 100, 118

Item 6.	Directors, senior management and employees

	Directors and senior management	210-217, 220

	Compensation	120-122, 224-248

	Board practices	188-209

	Employees	320

	Share ownership	122, 220-221, 328

Item 7.	Major shareholders and related party transactions

	Major shareholders	328-335

	Related party transactions	121-122

	Interests of experts and counsel	Not applicable

Item 8.	Financial information

	Consolidated statements and other financial information	1-133

	Significant changes	250-256

Item 9.	The offer and listing

	Offer and listing details	Not applicable

	Plan of distribution	Not applicable

	Markets	Not applicable

	Selling shareholders	Not applicable

	Dilution	Not applicable

	Expenses of the issue	Not applicable

WESTPAC GROUP 2022 ANNUAL REPORT III

Form 20-F cross-reference index

20-F item number and description		Page

Part I (continued)

Item 10.	Additional information

	Share capital	Not applicable

	Memorandum and articles of association	341-343

	Material contracts	320

	Exchange controls	236-237

	Taxation	237-240

	Dividends and paying agents	Not applicable

	Statements by experts	Not applicable

	Documents on display	344

	Subsidiary information	Not applicable

Item 11.	Quantitative and qualitative disclosures about market risk	81-83

Item 12.	Description of securities other than equity securities

	Debt securities	Not applicable

	Warrants and rights	Not applicable

	Other securities	Not applicable

	American depositary shares	Not applicable

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable

Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable

Item 15.	Controls and procedures	129, 323

Item 16A.	Audit committee financial expert	198

Item 16B.	Code of ethics	201-202

Item 16C.	Principal accountant fees and services, PCAOB ID: 1379	120, 207-208

Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable

Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	106-108, 322

Item 16F.	Changes in Westpac’s certifying accountant	Not applicable

Item 16G.	Corporate governance	188

Item 16H.	Mine safety disclosure	Not applicable

Item 16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable

Part III

Items 17. & 18.	Financial statements	1-133

Item 19.	Exhibits	135

Consolidated income statements for the years ended 30 September 2019, 2018 and 2017		2

Consolidated balance sheets as at 30 September 2019 and 2018		3

Consolidated statements of comprehensive income for the years ended 30 September 2019, 2018 and 2017		4

Consolidated statements of cash flows for the years ended 30 September 2019, 2018 and 2017		7

Notes to the financial statements		8

Management’s report on the internal control over financial reporting		129

Report of independent registered public accounting firm		130-133

IV WESTPAC GROUP 2022 ANNUAL REPORT

Form 20-F cross-reference index

Page

Item 1402: Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Average balance sheets	25-27, 271-272

Analysis of net interest earnings	25-27, 263-264

Interest rate and interest differential analysis	25-27, 263-264

Item 1403: Investments in debt securities t II Investment portfolio

Weighted average yield of debt securities	63

Calculation of weighted average yield; tax-exempt obligations	63

Item 1404: Loan Portfolio

Maturity and interest rate profile of loan portfolio	31

Item 1405: Allowances for Credit Losses

Credit ratios and material changes	32-40

Allocation of the allowance for credit losses	32-40

Item 1406: Deposits
.
Deposits by category	51-52

Uninsured deposits	51-52

Time deposits	51-52

WESTPAC GROUP 2022 ANNUAL REPORT 1

Financial
statements

Income statements		Note 22	Risk management, funding and liquidity risk and market risk
Statements of comprehensive income		Note 23	Fair values of financial assets and financial liabilities
Balance sheets		Note 24	Offsetting financial assets and financial liabilities
Statements of changes in equity
Cash flow statements

Note 1	Financial statements preparation	Intangible assets, provisions, commitments and contingencies
		Note 25	Intangible assets
Financial performance		Note 26	Provisions, contingent liabilities, contingent assets and credit commitments
Note 2	Segment reporting
Note 3	Net interest income	Capital and dividends
Note 4	Non-interest income	Note 27	Shareholders’ equity
Note 5	Operating expenses	Note 28	Captial adequacy
Note 6	Impairment charges	Note 29	Dividends
Note 7	Income tax
Note 8	Earnings per share	Group structure
Note 9	Average balance sheet and interest rates	Note 30	Investments in subsidiaries and associates
		Note 31	Structured entities
Financial assets and financial liabilities

Lending and credit risk		Other
Note 10	Loans	Note 32	Share-based payments
Note 11	Provisions for expected credit losses	Note 33	Superannuation commitments
Note 12	Credit risk management	Note 34	Auditor’s remuneration
		Note 35	Related party disclosures
Deposits and other funding arrangements		Note 36	Notes to the cash flow statements
Note 13	Deposits and other borrowings	Note 37	Subsequent events
Note 14	Debt issues	Note 38	Assets and liabilities held for sale
Note 15	Loan capital
Note 16	Securitisation, covered bonds and other transferred assets
Statutory statements

Other financial instrument disclosures		Directors’ declaration
Note 17	Trading securities and financial assets measured at fair value through income statement (FVIS)	Management’s report on internal control over financial reporting
Note 18	Investment securities	Report of Independent Registered Public Accounting Firm
Note 19	Other financial assets
Note 20	Other financial liabilities
Note 21	Derivative financial instruments

2 WESTPAC GROUP 2022 ANNUAL REPORT

Income statements

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2022	2021	2020	2022	2021
Interest income:
Calculated using the effective interest method[1]	3	22,981	22,132	26,596	20,261	19,817
Other	3	270	146	451	352	258
Total interest income[1]		23,251	22,278	27,047	20,613	20,075
Interest expense[1]	3	(6,090)	(5,420)	(10,351)	(6,296)	(5,770)
Net interest income[1]		17,161	16,858	16,696	14,317	14,305
Net fee income	4	1,671	1,482	1,592	1,491	1,224
Net wealth management and insurance income	4	808	1,211	751	-	-
Trading income	4	664	719	895	601	661
Other (loss)/income[1]	4	(698)	952	249	7,890	2,039
Net operating income before operating expenses and impairment (charges)/benefits		19,606	21,222	20,183	24,299	18,229
Operating expenses	5	(10,802)	(13,311)	(12,739)	(9,483)	(11,915)
Impairment (charges)/benefits	6	(335)	590	(3,178)	(449)	447
Profit before income tax expense		8,469	8,501	4,266	14,367	6,761
Income tax expense	7	(2,770)	(3,038)	(1,974)	(2,189)	(2,148)
Net profit		5,699	5,463	2,292	12,178	4,613
Net profit attributable to non-controlling interests (NCI)		(5)	(5)	(2)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		5,694	5,458	2,290	12,178	4,613
Earnings per share (cents)
Basic	8	159.9	149.4	63.7
Diluted	8	152.4	137.8	63.7

1.	Parent Entity comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

The above income statements should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2022 ANNUAL REPORT 3

Statements of comprehensive income

for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Net profit	5,699	5,463	2,292	12,178	4,613
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Debt securities measured at fair value through other comprehensive income (FVOCI)	(318)	578	357	(47)	729
Cash flow hedging instruments	1,304	296	(95)	881	177
Transferred to income statements:
Debt securities measured at FVOCI	(254)	(195)	(79)	(254)	(195)
Cash flow hedging instruments	(434)	39	218	(445)	(13)
Foreign currency translation reserve	-	-	55	-	-
Loss allowance on debt securities measured at FVOCI	(2)	2	2	(2)	2
Exchange differences on translation of foreign operations (net of associated hedges)	(264)	51	(168)	27	(1)
Income tax on items taken to or transferred from equity:
Debt securities measured at FVOCI	166	(119)	(81)	90	(162)
Cash flow hedging instruments	(253)	(97)	(36)	(131)	(49)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity securities measured at FVOCI (net of tax)	92	48	(21)	7	(2)
Own credit adjustment on financial liabilities designated at fair value (net of tax)	80	(10)	(39)	80	(10)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	446	119	(115)	440	108
Net other comprehensive income/(expense) (net of tax)	563	712	(2)	646	584
Total comprehensive income	6,262	6,175	2,290	12,824	5,197
Attributable to:
Owners of WBC	6,257	6,171	2,291	12,824	5,197
NCI	5	4	(1)	-	-
Total comprehensive income	6,262	6,175	2,290	12,824	5,197

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

4 WESTPAC GROUP 2022 ANNUAL REPORT

Balance sheets

as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2022	2021	2022	2021
Assets
Cash and balances with central banks	36	105,257	71,353	95,182	62,754
Collateral paid		6,216	4,232	6,179	4,055
Trading securities and financial assets measured at fair value through income statement (FVIS)	17	24,332	21,101	22,417	18,779
Derivative financial instruments	21	41,283	19,353	41,127	19,127
Investment securities	18	76,465	83,417	70,176	77,863
Loans	10	739,647	709,784	651,717	618,413
Other financial assets	19	5,626	6,394	5,228	5,486
Current tax assets		16	31	4	22
Due from subsidiaries[1]		-	-	54,185	47,262
Investment in subsidiaries		-	-	9,790	6,287
Investment in associates		37	58	33	34
Property and equipment		2,429	2,853	2,028	2,386
Deferred tax assets	7	1,754	2,437	1,646	2,093
Intangible assets	25	10,327	10,109	8,881	8,530
Other assets		734	567	668	499
Assets held for sale	38	75	4,188	-	1,015
Total assets[1]		1,014,198	935,877	969,261	874,605
Liabilities
Collateral received		6,371	2,368	6,299	2,189
Deposits and other borrowings	13	659,129	626,955	586,745	550,187
Other financial liabilities	20	56,360	50,309	52,352	47,263
Derivative financial instruments	21	39,568	18,059	39,458	17,889
Debt issues	14	144,868	128,779	122,339	108,210
Current tax liabilities		219	71	160	15
Due to subsidiaries[1]		-	-	58,343	50,732
Provisions	26	2,950	3,571	2,705	3,254
Deferred tax liabilities	7	-	90	-	-
Other liabilities		2,938	3,679	2,343	2,990
Liabilities held for sale	38	32	837	-	10
Total liabilities excluding loan capital[1]		912,435	834,718	870,744	782,739
Loan capital	15	31,254	29,067	30,734	29,067
Total liabilities[1]		943,689	863,785	901,478	811,806
Net assets		70,509	72,092	67,783	62,799
Shareholders’ equity
Share capital:
Ordinary share capital	27	39,666	41,601	39,666	41,601
Treasury shares	27	(655)	(606)	(713)	(664)
Reserves	27	2,378	2,227	2,388	2,148
Retained profits		29,063	28,813	26,442	19,714
Total equity attributable to owners of WBC		70,452	72,035	67,783	62,799
NCI	27	57	57	-	-
Total shareholders’ equity and NCI		70,509	72,092	67,783	62,799

1.	Parent Entity comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

The above balance sheets should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2022 ANNUAL REPORT 5

Statements of changes in equity

for the years ended 30 September

Westpac Banking Corporation

				Total equity		Total
				attributable		shareholders’
Consolidated	Share capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 27)	(Note 27)	profits	of WBC	(Note 27)	and NCI
Balance as at 30 September 2019	36,955	1,311	27,188	65,454	53	65,507
Net profit	-	-	2,290	2,290	2	2,292
Net other comprehensive income/(expense)	-	155	(154)	1	(3)	(2)
Total comprehensive income/(expense)	-	155	2,136	2,291	(1)	2,290
Transactions in capacity as equity holders
Share issuances	2,751	-	-	2,751	-	2,751
Dividends on ordinary shares[1]	-	-	(2,791)	(2,791)	-	(2,791)
Dividend reinvestment plan	273	-	-	273	-	273
Other equity movements
Share-based payment arrangements	-	78	-	78	-	78
Purchase of shares	(29)	-	-	(29)	-	(29)
Net acquisition of treasury shares	(10)	-	-	(10)	-	(10)
Other	6	-	-	6	(1)	5
Total contributions and distributions	2,991	78	(2,791)	278	(1)	277
Balance as at 30 September 2020	39,946	1,544	26,533	68,023	51	68,074
Impact from a change in accounting policy[2]	-	-	(40)	(40)	-	(40)
Restated opening balance	39,946	1,544	26,493	67,983	51	68,034
Net profit	-	-	5,458	5,458	5	5,463
Net other comprehensive income/(expense)	-	604	109	713	(1)	712
Total comprehensive income/(expense)	-	604	5,567	6,171	4	6,175
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(3,247)	(3,247)	-	(3,247)
Dividend reinvestment plan	401	-	-	401	-	401
Dividend reinvestment plan underwrite	719	-	-	719	-	719
Other equity movements
Share-based payment arrangements	-	86	-	86	-	86
Purchase of shares	(28)	-	-	(28)	-	(28)
Net acquisition of treasury shares	(43)	-	-	(43)	-	(43)
Other	-	(7)	-	(7)	2	(5)
Total contributions and distributions	1,049	79	(3,247)	(2,119)	2	(2,117)
Balance as at 30 September 2021	40,995	2,227	28,813	72,035	57	72,092
Net profit	-	-	5,694	5,694	5	5,699
Net other comprehensive income/(expense)	-	37	526	563	-	563
Total comprehensive income/(expense)	-	37	6,220	6,257	5	6,262
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(4,337)	(4,337)	-	(4,337)
Other equity movements
Off-market share buy-back (net of transaction costs)[3]	(1,902)	-	(1,601)	(3,503)	-	(3,503)
Share-based payment arrangements	-	87	-	87	-	87
Purchase of shares	(33)	-	-	(33)	-	(33)
Net acquisition of treasury shares	(49)	-	-	(49)	-	(49)
Other	-	27	(32)	(5)	(5)	(10)
Total contributions and distributions	(1,984)	114	(5,970)	(7,840)	(5)	(7,845)
Balance as at 30 September 2022	39,011	2,378	29,063	70,452	57	70,509

1.

2022 consisted of 2022 interim dividend of 61 cents per share ($2,136 million) and 2021 final dividend of 60 cents per share ($2,201 million) (2021: 2021 interim dividend of 58 cents per share ($2,127 million) and 2020 final dividend of 31 cents per share ($1,120 million), 2020: 2019 final dividend of 80 cents per share ($2,791 million)), all fully franked at 30%.

2.

In the prior period, the Group aligned its accounting treatment of costs incurred in configuring or customising Software-as-a-Service (SaaS) arrangements to align with the treatment outlined in the IFRIC agenda decision released April 2021. The adjustment to 2021 opening retained earnings reflects the impact of this change in accounting policy on prior years.

3.	On 14 February 2022, the Group completed its $3.5 billion off-market share buy-back of Westpac ordinary shares. Refer to note 27 for further details.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

6 WESTPAC GROUP 2022 ANNUAL REPORT

Statements of changes in equity

for the years ended 30 September

Westpac Banking Corporation

				Total equity
				attributable
Parent Entity	Share capital	Reserves	Retained	to owners
$m	(Note 27)	(Note 27)	profits	of WBC
Balance as at 30 September 2020	39,888	1,576	18,284	59,748
Impact from a change in accounting policy[1]	-	-	(34)	(34)
Restated opening balance	39,888	1,576	18,250	59,714
Net profit	-	-	4,613	4,613
Net other comprehensive income/(expense)	-	486	98	584
Total comprehensive income/(expense)	-	486	4,711	5,197
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(3,247)	(3,247)
Dividend reinvestment plan	401	-	-	401
Dividend reinvestment plan underwrite	719	-	-	719
Other equity movements
Share-based payment arrangements	-	86	-	86
Purchase of shares	(28)	-	-	(28)
Net acquisition of treasury shares	(43)	-	-	(43)
Total contributions and distributions	1,049	86	(3,247)	(2,112)
Balance as at 30 September 2021	40,937	2,148	19,714	62,799
Net profit	-	-	12,178	12,178
Net other comprehensive income/(expense)	-	126	520	646
Total comprehensive income/(expense)	-	126	12,698	12,824
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(4,337)	(4,337)
Other equity movements
Off-market share buy-back (net of transaction costs)[3]	(1,902)	-	(1,601)	(3,503)
Share-based payment arrangements	-	87	-	87
Purchase of shares	(33)	-	-	(33)
Net acquisition of treasury shares	(49)	-	-	(49)
Other	-	27	(32)	(5)
Total contributions and distributions	(1,984)	114	(5,970)	(7,840)
Balance as at 30 September 2022	38,953	2,388	26,442	67,783

1.

In the prior period, the Group aligned its accounting treatment of costs incurred in configuring or customising Software-as-a-Service (SaaS) arrangements to align with the treatment outlined in the IFRIC agenda decision released April 2021. The adjustment to 2021 opening retained earnings reflects the impact of this change in accounting policy on prior years.

2.

2022 consisted of 2022 interim dividend of 61 cents per share ($2,136 million) and 2021 final dividend of 60 cents per share ($2,201 million) (2021: 2021 interim dividend of 58 cents per share ($2,127 million) and 2020 final dividend of 31 cents per share ($1,120 million)), all fully franked at 30%.

3.	On 14 February 2022, the Group completed its $3.5 billion off-market share buy-back of Westpac ordinary shares. Refer to note 27 for further details.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

WESTPAC GROUP 2022 ANNUAL REPORT 7

Cash flow statements

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2022	2021	2020	2022	2021
Cash flows from operating activities
Interest received[1]		22,423	22,430	27,215	19,887	20,238
Interest paid[1]		(5,091)	(5,677)	(11,466)	(5,488)	(5,954)
Dividends received excluding life business		4	4	16	1,569	1,186
Other non-interest income received[1]		4,208	3,340	2,894	4,061	3,044
Operating expenses paid		(9,724)	(10,941)	(8,598)	(8,548)	(10,022)
Income tax paid excluding life business		(2,278)	(2,639)	(3,080)	(2,050)	(2,343)
Life business:
Receipts from policyholders and customers		845	976	2,235	-	-
Interest and other items of similar nature		1	22	21	-	-
Dividends received		25	12	306	-	-
Payments to policyholders and suppliers		(619)	(1,168)	(2,302)	-	-
Income tax paid		(65)	(49)	(6)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		9,729	6,310	7,235	9,431	6,149
Net (increase)/decrease in:
Collateral paid		(1,524)	305	348	(1,658)	339
Trading securities and financial assets measured at FVIS		(3,750)	19,316	(8,756)	(3,890)	18,625
Derivative financial instruments		2,451	(2,420)	1,851	380	(1,874)
Loans		(36,345)	(15,098)	18,272	(32,696)	(11,228)
Other financial assets		279	(274)	273	(186)	258
Life insurance assets and life insurance liabilities		266	(593)	(277)	-	-
Other assets		20	6	70	37	(23)
Net increase/(decrease) in:
Collateral received		3,643	93	(1,096)	3,744	312
Deposits and other borrowings		35,054	33,737	28,910	33,586	28,696
Other financial liabilities		7,120	9,036	11,817	5,939	6,500
Other liabilities		11	(8)	4	41	(4)
Net cash provided by/(used in) operating activities	36	16,954	50,410	58,651	14,728	47,750
Cash flows from investing activities
Proceeds from investment securities		36,022	34,066	33,080	34,383	32,006
Purchase of investment securities		(34,076)	(28,840)	(51,332)	(31,179)	(26,955)
Net movement in amounts due to/from controlled entities		-	-	-	1,589	(1,852)
Proceeds from disposal of controlled entities and other businesses, net of cash disposed	36	2,115	1,272	-	1,013	-
Purchase of controlled entities		(14)	-	-	(14)	-
Net (increase)/decrease in investments in controlled entities		-	-	-	1,555	125
Proceeds from disposal of associates		-	45	-	-	-
Purchase of associates		-	(8)	(8)	-	(2)
Proceeds from disposal of property and equipment		25	62	58	14	38
Purchase of property and equipment		(166)	(234)	(240)	(129)	(156)
Purchase of intangible assets		(1,099)	(740)	(1,035)	(938)	(638)
Net cash provided by/(used in) investing activities		2,807	5,623	(19,477)	6,294	2,566
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		73,309	46,799	34,766	58,657	37,868
Redemption of debt issues		(55,899)	(65,272)	(65,160)	(44,222)	(54,425)
Payments for the principal portion of lease liabilities		(427)	(507)	(543)	(401)	(455)
Issue of loan capital (net of issue costs)		6,527	7,628	2,225	6,007	7,628
Redemption of loan capital		(2,344)	(1,548)	(262)	(2,344)	(1,548)
Payment for off-market share buy-back		(3,503)	-	-	(3,503)	-
Proceeds from issuances of shares		-	-	2,751	-	-
Proceeds from dividend reinvestment plan underwrite		-	719	-	-	719
Purchase of shares relating to share-based payment arrangements		(33)	(28)	(29)	(33)	(28)
Purchase of Restricted Share Plan (RSP) treasury shares		(49)	(43)	(46)	(49)	(43)
Net sale/(purchase) of other treasury shares		-	-	14	-	-
Payment of dividends		(4,337)	(2,846)	(2,518)	(4,337)	(2,846)
Dividends paid to NCI		(5)	(2)	(1)	-	-
Net cash provided by/(used in) financing activities		13,239	(15,100)	(28,803)	9,775	(13,130)
Net increase/(decrease) in cash and balances with central banks		33,000	40,933	10,371	30,797	37,186
Effect of exchange rate changes on cash and balances with central banks		897	298	(301)	1,631	132
Net (increase)/decrease in cash and balances with central banks included in assets held for sale		7	(7)	-	-	-
Cash and balances with central banks as at beginning of year		71,353	30,129	20,059	62,754	25,436
Cash and balances with central banks as at end of year	36	105,257	71,353	30,129	95,182	62,754

1.	Parent Entity comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

The above cash flow statements should be read in conjunction with the accompanying notes.

8 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2022, was authorised for issue by the Board of Directors on 6 November 2022. The Directors have the power to amend and reissue the financial report.

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

Westpac Banking Corporation is domiciled and incorporated in Australia and is a for-profit entity for the purposes of preparing these financial statements.

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

(iii)   Changes in accounting policy

Intercompany transactions with consolidated securitisation entities

During the current financial year, the Group has revised its accounting policy for certain intercompany transactions with consolidated securitisation entities where the Parent Entity holds all the issued securities.

Previously, the Parent Entity recognised these transactions on a gross basis by recognising its holding of the debt securities in due from subsidiaries and a loan liability with the securitisation entity in due to subsidiaries, with a corresponding gross up of the income and expenses associated with these transactions. Under the revised accounting policy, these transactions will no longer be recognised as assets and liabilities or as income and expenses since there is no impact to the overall position of the Parent Entity as a result of these transactions. The revised accounting policy provides more relevant information as it more faithfully represents the economic substance of the transactions and aligns to current market practices in accounting for these structures.

The change in accounting policy has no impact to the Group's consolidated financial statements as the previously reported balances between the Parent Entity and the consolidated securitisation entities were eliminated on consolidation.

WESTPAC GROUP 2022 ANNUAL REPORT 9

Notes to the financial statements

Note 1. Financial statements preparation (continued)

The change in accounting policy has been applied retrospectively and had the following impact on the Parent Entity's 30 September 2021 financial statements:

	Parent Entity
$m	Reported	Restatement	Restated
Balance sheet
Due from subsidiaries	175,346	(128,084)	47,262
Total assets	1,002,689	(128,084)	874,605
Due to subsidiaries	178,816	(128,084)	50,732
Total liabilities	939,890	(128,084)	811,806
Net assets	62,799	-	62,799
Income statement
Interest income	21,906	(1,831)	20,075
Interest expense	(7,870)	2,100	(5,770)
Net interest income	14,036	269	14,305
Non-interest income	4,193	(269)	3,924
Net operating income before operating expenses and impairment (charges)/ benefits	18,229	-	18,229

(iv)   Standards adopted during the year ended 30 September 2022

No new accounting standards have been adopted by the Group for the year ended 30 September 2022. There have been no amendments to existing accounting standards that have had a material impact to the Group or the Parent Entity.

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

(vi)    Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. The functional currency of offshore entities is usually the main currency of the economy they operate in.

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

10 WESTPAC GROUP 2022 ANNUAL REPORT

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

b.     Critical accounting assumptions and estimates

Applying the Group’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

●	Note 7 Income tax
●	Note 11 Provisions for expected credit losses (ECL)
●	Note 23 Fair values of financial assets and financial liabilities
●	Note 25 Intangible assets
●	Note 26 Provisions, contingent liabilities, contingent assets and credit commitments
●	Note 33 Superannuation commitments

Impact of climate-related risks

The Group has considered the impact of climate-related risks on its financial position and performance and while the effects of climate change represent a source of uncertainty, the Group has concluded that climate-related risks do not have a material impact on the judgements, assumptions and estimates for the year ended 30 September 2022. Details of provision for ECL overlays held in relation to physical climate-related risk are provided in Note 11.

Impact of COVID-19

The Group has considered the impact of the COVID-19 pandemic on the assumptions and estimates impacting the financial statements for the year ended 30 September 2022. The key areas requiring judgement include:

●	ECL; and
●	recoverable amount assessments of intangible assets.

As there is a higher than usual degree of uncertainty associated with these assumptions and estimates, the actual outcomes may differ significantly which may impact accounting estimates included in these financial statements.

c.    Future developments in accounting standards

There are no new standards or amendments to existing standards that are not yet effective that are expected to have a material impact to the Group or the Parent Entity.

WESTPAC GROUP 2022 ANNUAL REPORT 11

Notes to the financial statements

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflect the management of the business, rather than the legal structure of the Group.

Internally, Westpac uses an adjusted AAS measure of performance referred to as ‘cash earnings’ in assessing the financial performance of its segments.

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

Segment restatements

On 17 March 2021, Westpac announced that it was bringing together the leadership of its Consumer and Business segments into a new Consumer and Business segment. We have updated our reporting and restated comparatives for this change and changes in the allocations of certain revenue and expense items across segments, to align with changes in the information presented internally to key decision makers. The key changes include:

●	All Australian mortgages (both business and consumer) are now included in the Mortgage line of business (LOB). The associated goodwill was also moved from business to consumer.
●	Revenue sharing ceased from the sale of certain institutional products (i.e. Foreign exchange and interest rate hedging). This reduces non-interest income across Consumer and Business segments with all income for these products recorded in WIB.
●	The addition of the share broking business in Consumer from Specialist Businesses.

Reportable operating segments

We are one of Australia’s leading providers of banking and selected financial services, operating under multiple brands, and predominantly in Australia and New Zealand, with a small presence in Europe, North America and Asia. We operate through a significant online capability supported by an extensive branch and ATM network, call centres and specialist relationship and product managers. Our operations comprise the following key segments:

●	Consumer and Business Banking:
-	Consumer provides banking products and services, including mortgages, credit cards, personal loans, and savings and deposit products to Australian retail customers.
-	Business serves the banking needs of Australian small business, Agribusiness and Commercial customers.
●	Westpac Institutional Bank (WIB) provides a broad range of financial products and services to corporate, institutional and government customers.
●	Westpac New Zealand provides banking, wealth and insurance products and services for consumer, business and institutional customers in New Zealand.
●	Specialist Businesses comprises the operations that Westpac ultimately plans to exit. We completed the sale of Westpac Life Insurance Services Limited in August 2022. In 2022, we entered into separate agreements to merge BT’s personal and corporate superannuation funds through a successor fund transfer as well as the sale of Advance Asset Management Limited. These transactions are subject to regulatory approval, and if granted expected to complete in 2023. Other operations yet to be sold include wealth administration platforms. Specialist Businesses also manages Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea. We are not expecting to sell the pacific business in the short to medium term. The division operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands.
●	Group Businesses includes support functions such as Treasury, Customer Services and Technology, Corporate Services and Enterprise Services. It also includes Group-wide elimination entries arising on consolidation, centrally raised provisions and other unallocated revenue and expenses.

12 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 2. Segment reporting (continued)

The following tables present the segment results on a cash earnings basis for the Group.

			Consumer
			and	Westpac	Westpac				Net cash
			Business	Institutional	New	Specialist	Group		earnings	Income
$m	Consumer	Business	Bank	Bank	Zealand	Businesses	Businesses	Total	adjustments	statement
2022
Net interest income	8,985	3,027	12,012	1,110	2,106	474	903	16,605	556	17,161
Net fee income	513	327	840	605	184	46	(4)	1,671	-	1,671
Net wealth management and insurance income	51	-	51	-	54	703	1	809	(1)	808
Trading income	-	-	-	516	43	41	20	620	44	664
Other income	48	2	50	18	116	(942)	54	(704)	6	(698)
Net operating income before operating expenses and impairment (charges)/benefits	9,597	3,356	12,953	2,249	2,503	322	974	19,001	605	19,606
Operating expenses[1]	(4,689)	(1,896)	(6,585)	(1,181)	(1,072)	(1,047)	(906)	(10,791)	(11)	(10,802)
Impairment (charges)/benefits	(201)	(143)	(344)	(85)	25	67	2	(335)	-	(335)
Profit before income tax (expense)/ benefit	4,707	1,317	6,024	983	1,456	(658)	70	7,875	594	8,469
Income tax (expense)/benefit	(1,416)	(399)	(1,815)	(296)	(381)	(61)	(41)	(2,594)	(176)	(2,770)
Net profit attributable to NCI	-	-	-	-	-	(4)	(1)	(5)	-	(5)
Cash earnings	3,291	918	4,209	687	1,075	(723)	28	5,276	418	5,694
Net cash earnings adjustments	-	-	-	-	2	-	416	418
Net profit attributable to
owners of WBC	3,291	918	4,209	687	1,077	(723)	444	5,694
Balance sheet
Loans[2]	474,604	84,897	559,501	85,182	85,285	9,866	(187)	739,647
Deposits and other borrowings[2]	280,574	133,335	413,909	116,552	71,202	9,457	48,009	659,129

2021
Net interest income	9,486	2,987	12,473	925	1,987	494	835	16,714	144	16,858
Net fee income	449	345	794	614	140	65	(131)	1,482	-	1,482
Net wealth management and insurance income	52	-	52	-	113	1,145	(104)	1,206	5	1,211
Trading income	-	-	-	608	58	33	16	715	4	719
Other income	17	4	21	91	12	212	585	921	31	952
Net operating income before operating expenses and impairment (charges)/benefits	10,004	3,336	13,340	2,238	2,310	1,949	1,201	21,038	184	21,222
Operating expenses[1]	(4,898)	(2,218)	(7,116)	(2,595)	(1,062)	(1,478)	(1,032)	(13,283)	(28)	(13,311)
Impairment (charges)/benefits	184	425	609	(162)	79	66	(2)	590	-	590
Profit before income tax (expense)/benefit	5,290	1,543	6,833	(519)	1,327	537	167	8,345	156	8,501
Income tax (expense)/benefit	(1,583)	(466)	(2,049)	(14)	(377)	(373)	(175)	(2,988)	(50)	(3,038)
Net profit attributable to NCI	-	-	-	-	-	(2)	(3)	(5)	-	(5)
Cash earnings	3,707	1,077	4,784	(533)	950	162	(11)	5,352	106	5,458
Net cash earnings adjustments	-	-	-	-	(2)	-	108	106
Net profit attributable to
owners of WBC	3,707	1,077	4,784	(533)	948	162	97	5,458
Balance sheet
Loans	462,699	78,385	541,084	67,749	88,409	12,550	(8)	709,784
Deposits and other borrowings	266,445	128,550	394,995	99,349	75,756	8,744	48,111	626,955

1.	Impairment of assets (including goodwill and other intangible assets) were insignificant for all segments except for the following:

- Specialist Businesses: 2022: $167 million (2021: $141 million).

- Group Businesses: 2022: $166 million (2021: $6 million).

- Westpac Institutional Bank: 2022: nil (2021: $1,192 million).

2.	Specialist Businesses excludes balances presented as held for sale (refer to Note 38 for further details).

WESTPAC GROUP 2022 ANNUAL REPORT 13

Notes to the financial statements

Note 2. Segment reporting (continued)

			Consumer
			and	Westpac	Westpac				Net cash
			Business	Institutional	New	Specialist	Group		earnings	Income
$m	Consumer	Business	Bank	Bank	Zealand	Businesses	Businesses	Total	adjustments	statement
2020
Net interest income	9,711	3,005	12,716	1,117	1,832	519	902	17,086	(390)	16,696
Net fee income	568	288	856	605	123	86	(78)	1,592	-	1,592
Net wealth management and insurance income	-	47	47	-	158	598	(44)	759	(8)	751
Trading income	-	-	-	822	27	57	22	928	(33)	895
Other income	12	5	17	1	11	(8)	240	261	(12)	249
Net operating income before operating expenses and impairment (charges)/benefits	10,291	3,345	13,636	2,545	2,151	1,252	1,042	20,626	(443)	20,183
Operating expenses	(4,323)	(2,109)	(6,432)	(1,343)	(998)	(1,547)	(2,380)	(12,700)	(39)	(12,739)
Impairment (charges)/benefits	(1,277)	(1,110)	(2,387)	(403)	(302)	(256)	170	(3,178)	-	(3,178)
Profit before income tax (expense)/benefit	4,691	126	4,817	799	851	(551)	(1,168)	4,748	(482)	4,266
Income tax (expense)/benefit	(1,404)	(38)	(1,442)	(319)	(239)	14	(152)	(2,138)	164	(1,974)
Net profit attributable to NCI	-	-	-	-	-	(2)	-	(2)	-	(2)
Cash earnings	3,287	88	3,375	480	612	(539)	(1,320)	2,608	(318)	2,290
Net cash earnings adjustments	-	-	-	-	7	(31)	(294)	(318)
Net profit attributable to owners of WBC	3,287	88	3,375	480	619	(570)	(1,614)	2,290
Balance sheet
Loans	449,012	80,761	529,773	66,909	81,434	14,942	1	693,059
Deposits and other borrowings	251,920	118,958	370,878	104,862	68,473	7,569	39,349	591,131

Reconciliation of cash earnings to net profit attributable to owners of WBC

$m	2022	2021	2020
Cash earnings	5,276	5,352	2,608
Cash earnings adjustments
Fair value gain/(loss) on economic hedges	470	138	(362)
Ineffective hedges	(52)	(32)	61
Adjustments related to Pendal	-	-	(31)
Treasury shares	-	-	14
Total cash earnings adjustments (post-tax)	418	106	(318)
Net profit attributable to owners of WBC	5,694	5,458	2,290

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised.

	2022		2021		2020
	$m	%	$m	%	$m	%
Revenue
Australia	20,198	78.6	22,788	85.5	26,135	85.6
New Zealand	5,010	19.5	3,509	13.2	3,439	11.3
Other overseas[1]	488	1.9	345	1.3	960	3.1
Total	25,696	100.0	26,642	100.0	30,534	100.0
Non-current assets[2]
Australia	11,606	91.0	11,825	91.2	14,270	92.6
New Zealand	1,088	8.5	1,082	8.3	1,015	6.6
Other overseas[1]	62	0.5	55	0.5	122	0.8
Total	12,756	100.0	12,962	100.0	15,407	100.0

1.	Other overseas included Pacific Islands, Asia, the Americas and Europe.
2.	Non-current assets represent property and equipment and intangible assets.

14 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 3. Net interest income

Accounting policy

Interest income and interest expense for all interest earning financial assets and interest bearing financial liabilities at amortised cost or FVOCI, detailed within the table below, are recognised using the effective interest method. Net income from treasury’s interest rate and liquidity management activities and the cost of the Bank levy are included in net interest income.

The effective interest method calculates the amortised cost of a financial instrument by discounting the financial instrument’s estimated future cash receipts or payments to their present value and allocates the interest income or interest expense, including any fees, costs, premiums or discounts integral to the instrument, over its expected life.

Interest income is calculated based on the gross carrying amount of financial assets in stages 1 and 2 of the Group’s ECL model and on the carrying amount net of the provision for ECL for financial assets in stage 3.

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Interest income[1]
Calculated using the effective interest method
Cash and balances with central banks	683	30	135	534	14
Collateral paid	68	16	75	67	15
Investment securities	1,126	1,200	1,521	1,002	1,120
Loans	21,096	20,756	24,848	17,853	17,971
Other financial assets	2	2	17	2	2
Due from subsidiaries[2]	-	-	-	797	645
Assets held for sale	6	128	-	6	50
Total interest income calculated using the effective interest method[2]	22,981	22,132	26,596	20,261	19,817
Other
Net ineffectiveness on qualifying hedges	(77)	(46)	87	(80)	(42)
Trading securities and financial assets measured at FVIS and loans	347	192	364	317	182
Due from subsidiaries	-	-	-	115	118
Total other	270	146	451	352	258
Total interest income[2]	23,251	22,278	27,047	20,613	20,075
Interest expense
Calculated using the effective interest method
Collateral received	(64)	(4)	(26)	(64)	(3)
Deposits and other borrowings	(2,810)	(1,801)	(4,652)	(2,097)	(1,402)
Debt Issues	(2,257)	(1,861)	(2,907)	(2,028)	(1,655)
Due to subsidiaries[2]	-	-	-	(1,389)	(1,119)
Loan capital	(1,026)	(849)	(800)	(1,025)	(849)
Other financial liabilities	(162)	(112)	(98)	(124)	(110)
Liabilities held for sale	-	(11)	-	-	(9)
Total interest expense calculated using the effective interest method[2]	(6,319)	(4,638)	(8,483)	(6,727)	(5,147)
Other
Deposits and other borrowings	(399)	(67)	(402)	(345)	(48)
Trading liabilities[3]	1,169	(122)	(787)	1,177	297
Debt issues	(93)	(64)	(107)	(57)	(58)
Bank levy	(340)	(392)	(408)	(340)	(392)
Due to subsidiaries	-	-	-	93	(296)
Other interest expense	(108)	(136)	(164)	(97)	(126)
Liabilities held for sale	-	(1)	-	-	-
Total other	229	(782)	(1,868)	431	(623)
Total interest expense[2]	(6,090)	(5,420)	(10,351)	(6,296)	(5,770)
Total net interest income[2]	17,161	16,858	16,696	14,317	14,305

1.

Interest income included items relating to compliance, regulation and remediation costs recognised as an addition in interest income of $1 million (2021: $106 million addition, 2020: $170 million reduction) for the Group, and an addition of $7 million (2021: $149 million addition) for the Parent Entity. Refer to Note 26 for further details.

2.Parent Entity comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

3.	Includes net impact of Treasury balance sheet management activities.

WESTPAC GROUP 2022 ANNUAL REPORT 15

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

16 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 17

Notes to the financial statements

Note 4. Non-interest income1 (continued)

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Net fee income
Facility fees	686	717	731	644	671
Transaction fees	1,132	993	1,021	940	851
Other non-risk fee income	122	-	48	116	(123)
Fee income	1,940	1,710	1,800	1,700	1,399
Credit card loyalty programs	(126)	(101)	(102)	(94)	(71)
Transaction fee related expenses	(143)	(127)	(106)	(115)	(104)
Fee expenses	(269)	(228)	(208)	(209)	(175)
Net fee income	1,671	1,482	1,592	1,491	1,224

Net wealth management and insurance income
Net wealth management income	726	657	631	-	-
Life insurance premium income	834	1,077	1,297	-	-
General insurance and lenders mortgage insurance (LMI) net premium earned	-	387	499	-	-
Life insurance investment and other income[2]	(141)	59	64	-	-
General insurance and LMI investment and other income	-	76	42	-	-
Total insurance premium, investment and other income	693	1,599	1,902	-	-
Life insurance claims, changes in life insurance liabilities and other expenses	(611)	(767)	(1,284)	-	-
General insurance and LMI claims and other expenses	-	(278)	(498)	-	-
Total insurance claims, changes in life insurance liabilities and other expenses	(611)	(1,045)	(1,782)	-	-
Net wealth management and insurance income	808	1,211	751	-	-

Trading income	664	719	895	601	661

Other income
Dividends received from subsidiaries[3]	-	-	-	6,632	1,184
Transactions with subsidiaries[4]	-	-	-	771	704
Dividends received from other entities	4	4	1	2	2
Net gain/(loss) on sale/derecognition of associates	25	43	316	12	(11)
Net gain/(loss) on disposal of assets	(3)	7	11	(4)	-
Net gain/(loss) on hedging of overseas operations	-	(8)	-	206	(150)
Net gain/(loss) on derivatives held for risk management purposes[5]	9	4	4	9	4
Net gain/(loss) on financial instruments measured at fair value	12	655	(78)	15	118
Net gain/(loss) on disposal of controlled entities and other businesses[6]	(823)	188	-	170	-
Rental income on operating leases	16	41	54	10	21
Share of associates’ net profit/(loss)	(7)	(6)	(23)	-	(2)
Other	69	24	(36)	67	169
Total other income[4]	(698)	952	249	7,890	2,039
Total non-interest income[4]	2,445	4,364	3,487	9,982	3,924

1.

Non-interest income included items relating to compliance, regulation and remediation costs recognised as a reduction in non-risk fee income, net wealth management income and other income of $64 million (2021: $320 million, 2020: $225 million) for the Group, and $24 million (2021: $278 million) for the Parent Entity. Refer to Note 26 for further details.

2.	Includes policyholder tax recoveries.
3.

During the year, Westpac Overseas Holdings No.2 Proprietary Limited (WOH2PL), a wholly-owned subsidiary, paid a dividend of $5,040 million to the Parent Entity which was reinvested into additional WOH2PL ordinary shares. Refer to Note 36 for further details.

4.	Parent Entity comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.
5.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of earnings.
6.

2022 included $1,112 million loss on sale of Australian life insurance business, partly offset by the $170 million gain on sale of auto finance and $119 million gain on sale of NZ life insurance. Refer to Note 38 for further details.

Deferred income in relation to the credit card loyalty programs for the Group was $330 million as at 30 September 2022 (2021: $362 million, 2020: $361 million) and $36 million for the Parent Entity (2021: $35 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for the Group or the Parent Entity.

18 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 5. Operating expenses1

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Staff expenses
Employee remuneration, entitlements and on-costs	5,111	5,369	4,428	4,476	4,666
Superannuation expense[2]	533	475	413	464	409
Share-based payments	88	97	80	85	94
Restructuring costs	134	93	94	124	92
Total staff expenses	5,866	6,034	5,015	5,149	5,261
Occupancy expenses
Lease expense	170	164	148	151	138
Depreciation and impairment of property and equipment[3]	626	955	708	559	845
Other	118	107	160	110	95
Total occupancy expenses	914	1,226	1,016	820	1,078
Technology expenses
Amortisation and impairment of software assets[3]	655	1,240	970	601	1,171
Depreciation and impairment of IT equipment[3]	177	260	272	152	228
Technology services	719	820	698	702	764
Software maintenance and licences	506	531	398	425	463
Telecommunications	144	181	216	121	157
Data processing	81	96	89	81	96
Total technology expenses	2,282	3,128	2,643	2,082	2,879
Other expenses
Professional and processing services	1,014	1,410	1,374	836	1,236
Amortisation and impairment of intangible assets and deferred expenditure[3]	123	599	523	1	512
Postage and stationery	144	156	164	112	130
Advertising	158	220	217	121	172
Non-lending losses	104	234	1,443	83	174
Impairment of investments in subsidiaries	-	-	-	(9)	19
Other	197	304	344	288	454
Total other expenses	1,740	2,923	4,065	1,432	2,697
Total operating expenses	10,802	13,311	12,739	9,483	11,915

1.

Operating expenses included estimated costs associated with AUSTRAC proceedings of nil (2021: nil, 2020: $1,478 million) which included a provision for penalty of nil (2021: nil, 2020: $1,300 million) for the Group and the Parent Entity. They also included compliance, regulation and remediation costs of $63 million (2021: $359 million, 2020: $317 million) for the Group and $63 million (2021: $306 million) for the Parent Entity. Refer to Note 26 for further details.

2.	Superannuation expense includes both defined contribution and defined benefit expense. Further details of the Group’s defined benefit plans are in Note 33.
3.	Impairment expenses included:
●	$117 million (2021: $275 million, 2020: $5 million) for property and equipment for the Group, and $116 million (2021: $248 million) for the Parent Entity;
●	$110 million (2021: $485 million, 2020: $171 million) for computer software for the Group, and $99 million (2021: $475 million) for the Parent Entity;
●	$4 million (2021: $45 million, 2020: $23 million) for IT equipment for the Group, and $4 million (2021: $41 million) for the Parent Entity; and
●	$122 million (2021: $571 million, 2020: $518 million) for goodwill and other intangible assets for the Group, and nil (2021: $487 million) for the Parent Entity.

WESTPAC GROUP 2022 ANNUAL REPORT 19

Notes to the financial statements

Note 6. Impairment charges

Accounting policy

Impairment charges are based on an expected loss model which measures the difference between the current carrying amount and the present value of expected future cash flows taking into account past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Further details of the calculation of ECL and the critical accounting assumptions and estimates relating to impairment charges are included in Note 11.

Impairment charges are recognised in the income statement, with a corresponding amount recognised as follows:

●     Loans, debt securities at amortised cost and due from subsidiaries balances: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 11);

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

The following table details impairment charges.

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Provisions raised/(released)
Performing	225	(915)	1,437	343	(785)
Non-performing	299	567	1,934	286	563
Recoveries	(189)	(242)	(193)	(180)	(225)
Impairment charges/(benefits)	335	(590)	3,178	449	(447)
of which relates to:
Loans and credit commitments	333	(567)	3,158	425	(449)
Debt securities at amortised cost	4	(25)	18	1	-
Debt securities at FVOCI	(2)	2	2	(2)	2
Due from subsidiaries	-	-	-	25	-
Impairment charges/(benefits)	335	(590)	3,178	449	(447)

Further details are discussed in Note 11.

20 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 21

Notes to the financial statements

Note 7. Income tax (continued)

Income tax expense

The following table reconciles income tax expense to the profit before income tax expense.

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Profit before income tax expense	8,469	8,501	4,266	14,367	6,761
Tax at the Australian company tax rate of 30%	2,541	2,550	1,280	4,310	2,028
The effect of amounts which are not deductible/(assessable) in calculating taxable income:
Hybrid capital distributions	67	59	56	67	59
Life insurance:
Tax adjustment on policyholder earnings	(1)	3	(17)	-	-
Adjustment for life business tax rates	-	-	1	-	-
Dividend adjustments	-	-	-	(1,990)	(355)
Other non-assessable items	(97)	(6)	(3)	(64)	(5)
Other non-deductible items	409	252	585	24	204
Adjustment for overseas tax rates	(31)	(16)	16	(2)	9
Income tax (over)/under provided in prior years	(77)	3	1	(52)	(2)
Other items	(41)	193	55	(104)	210
Total income tax expense	2,770	3,038	1,974	2,189	2,148
Income tax expense comprises:
Current income tax	2,661	2,741	2,954	2,039	2,017
Movement in deferred tax[1]	186	294	(981)	202	133
Income tax (over)/under provision in prior years	(77)	3	1	(52)	(2)
Total income tax expense	2,770	3,038	1,974	2,189	2,148
Total Australia	2,316	2,610	1,697	2,128	2,090
Total Overseas	454	428	277	61	58
Total income tax expense[2]	2,770	3,038	1,974	2,189	2,148

1.	The movement in deferred tax includes $41 million credit for the Group and nil for the Parent Entity (2021 and 2020: Nil for the Group and the Parent Entity) relating to the movements in deferred tax assets and deferred tax liabilities that were classified in assets held for sale and liabilities held for sale respectively in the balance sheet.
2.	As the Bank levy is not a levy on income, it is not included in income tax. It is included in Note 3.

The effective tax rate was 32.71% in 2022 (2021: 35.74%, 2020: 46.27%).

22 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Amounts recognised in the income statements and opening retained profits
Provisions for ECL on loans and credit commitments	1,364	1,481	1,205	1,269
Provision for long service leave, annual leave and other employee benefits	397	386	378	365
Property and equipment	301	347	271	316
Other provisions	319	424	295	388
Lease liabilities	640	743	571	665
All other liabilities	282	331	257	300
Total amounts recognised in the income statements and opening retained profits	3,303	3,712	2,977	3,303
Amounts recognised directly in OCI
Defined benefit	-	103	-	101
Total amounts recognised directly in OCI	-	103	-	101
Gross deferred tax assets	3,303	3,815	2,977	3,404
Set-off of deferred tax assets and deferred tax liabilities	(1,549)	(1,378)	(1,331)	(1,311)
Net deferred tax assets	1,754	2,437	1,646	2,093
Movements
Balance as at beginning of year	2,437	3,064	2,093	2,497
Impact on adoption of new accounting standards	-	(17)	-	(14)
Restated opening balance	2,437	3,047	2,093	2,483
Recognised in the income statements	(409)	(529)	(326)	(395)
Recognised in OCI	(103)	(77)	(101)	(48)
Balances reclassified to assets held for sale	-	(8)	-	-
Balances disposed of on sale of businesses	-	(4)	-	-
Set-off of deferred tax assets and deferred tax liabilities	(171)	8	(20)	53
Balance as at end of year	1,754	2,437	1,646	2,093

WESTPAC GROUP 2022 ANNUAL REPORT 23

Notes to the financial statements

Note 7. Income tax (continued)

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Amounts recognised in the income statements and opening retained profits
Finance lease transactions	273	296	271	290
Property and equipment	506	610	445	541
All other assets	212	267	202	211
Total amounts recognised in the income statements and opening retained profits	991	1,173	918	1,042
Amounts recognised directly in OCI
Investment securities	136	214	136	211
Cash flow hedges	334	81	189	58
Defined benefit	88	-	88	-
Total amounts recognised directly in OCI	558	295	413	269
Gross deferred tax liabilities	1,549	1,468	1,331	1,311
Set-off of deferred tax assets and deferred tax liabilities	(1,549)	(1,378)	(1,331)	(1,311)
Net deferred tax liabilities	-	90	-	-
Movements
Balance as at beginning of year	90	126	-	-
Recognised in the income statements	(182)	(235)	(124)	(262)
Recognised in OCI	263	235	144	209
Balances reclassified to liabilities held for sale	-	(44)	-	-
Set-off of deferred tax assets and deferred tax liabilities	(171)	8	(20)	53
Balance as at end of year	-	90	-	-

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The tax effect of the gross balances disclosed below would be based on the corporate tax rates applicable in the relevant jurisdictions, which range between 15% and 30%.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Deductible temporary differences
Tax losses on revenue account	621	470	607	454
Taxable temporary differences
Retained earnings of subsidiaries which the Parent Entity does not intend to distribute in the foreseeable future	369	55	-	-

24 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Notes 15 and 32 for further information on the potential dilutive instruments.

	2022		2021		2020
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to owners of WBC ($m)	5,694	5,694	5,458	5,458	2,290	2,290
Adjustment for RSP dividends ($m)[1]	(3)	-	(2)	-	(2)	(2)
Adjustment for potential dilution:
Distributions to convertible loan capital holders ($m)[2]	-	233	-	218	-	-
Adjusted net profit attributable to owners of WBC ($m)	5,691	5,927	5,456	5,676	2,288	2,288
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,564	3,564	3,657	3,657	3,595	3,595
Treasury shares (including RSP share rights)[1]	(5)	(5)	(4)	(4)	(5)	(5)
Adjustment for potential dilution:
Share-based payments	-	4	-	4	-	1
Convertible loan capital[2]	-	326	-	461	-	-
Adjusted weighted average number of ordinary shares	3,559	3,889	3,653	4,118	3,590	3,591
Earnings per ordinary share (cents)	159.9	152.4	149.4	137.8	63.7	63.7

1.

RSP is explained in Note 32. Some shares under the RSP have not vested and are not outstanding ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. Shares under the RSP were dilutive in 2022 (2021: dilutive, 2020: antidilutive).

2.

The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 15 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year or, if later, the instruments’ issue dates. In 2022, all convertible loan capital instruments were dilutive (2021: dilutive, 2020: antidilutive).

WESTPAC GROUP 2022 ANNUAL REPORT 25

Notes to the financial statements

Note 9. Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2022			2021			2020
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Cash and balances with central banks and other financial assets[1]:
Australia	82,102	446	0.5	37,729	12	-	26,019	98	0.4
New Zealand	9,769	150	1.5	6,579	16	0.2	3,637	17	0.5
Other overseas	17,238	157	0.9	9,105	20	0.2	14,180	112	0.8
Trading securities and financial assets measured at FVIS:
Australia	16,715	235	1.4	16,659	116	0.7	20,300	217	1.1
New Zealand	3,784	76	2.0	3,881	28	0.7	4,728	47	1.0
Other overseas	2,337	36	1.5	3,251	48	1.5	4,601	95	2.1
Investment securities:
Australia	70,804	985	1.4	81,665	1,104	1.4	71,402	1,347	1.9
New Zealand	4,950	85	1.7	4,492	74	1.6	3,921	96	2.4
Other overseas	2,027	56	2.8	1,552	22	1.4	2,858	78	2.7
Loans[1,2]:
Australia	582,456	17,614	3.0	558,435	17,854	3.2	573,179	21,273	3.7
New Zealand	88,002	3,206	3.6	85,525	2,731	3.2	81,920	3,223	3.9
Other overseas	6,362	199	3.1	6,440	125	1.9	14,973	444	3.0
Assets held for sale:
Australia	425	6	1.4	1,583	28	1.8	-	-	-
New Zealand	-	-	-	-	-	-	-	-	-
Other overseas	-	-	-	2,560	100	3.9	-	-	-
Total interest earning assets and interest income	886,971	23,251	2.6	819,456	22,278	2.7	821,718	27,047	3.3
Non-Interest earning assets
Derivative financial instruments	23,395			20,305			31,334
Life insurance assets	-			226			4,614
Assets held for sale	2,444			4,590			-
All other assets[3]	61,953			61,478			62,414
Total non-interest earning assets	87,792			86,599			98,362
Total assets	974,763			906,055			920,080

1.In 2022, the presentation of certain average balance sheet line items has been revised:

a.

Cash and other financial assets, previously presented as part of “Loans and other receivables”, as well as collateral paid, previously presented separately, are now presented as “Cash and balances with central banks and other financial assets”;

b.	Loans, previously presented as part of “Loans and other receivables”, are now presented separately; and
c.

Collateral received, previously presented separately, is now included in “Other interest bearing liabilities”. The associated interest income and expense have also been revised. Comparatives have been revised.

2.

Loans are net of Stage 3 provision for expected credit losses (ECL), where interest income is determined based on their carrying value. Stages 1 and 2 provisions for ECL are not included in the average interest earning assets balance, as interest income is determined based on the gross value of loans. Interest income includes net ineffectiveness on qualifying hedges.

3.	Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets.

26 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

	2022			2021			2020
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Repurchase agreements:
Australia	35,136	109	0.3	32,600	54	0.2	16,120	73	0.5
New Zealand	2,543	39	1.5	986	2	0.2	380	1	0.3
Other overseas	100	2	2.0	-	-	-	-	-	-
Deposits and other borrowings:
Australia	493,993	2,249	0.5	457,675	1,400	0.3	435,877	3,745	0.9
New Zealand	60,786	765	1.3	60,066	418	0.7	57,096	882	1.5
Other overseas	21,175	195	0.9	13,610	50	0.4	25,660	427	1.7
Loan capital:
Australia	28,961	934	3.2	24,573	754	3.1	19,554	663	3.4
New Zealand	1,747	92	5.3	1,653	85	5.1	1,833	94	5.1
Other overseas	-	-	-	368	10	2.7	1,324	43	3.2
Other interest bearing liabilities[1,2]:
Australia	137,796	1,308	0.9	123,252	2,236	1.8	163,416	3,787	2.3
New Zealand	18,579	403	2.2	16,143	368	2.3	18,726	560	3.0
Other overseas	1,876	(6)	(0.3)	4,075	31	0.8	5,655	76	1.3
Liabilities held for sale:
Australia	-	-	-	-	-	-	-	-	-
New Zealand	-	-	-	-	-	-	-	-	-
Other overseas	-	-	-	1,335	12	0.9	-	-	-
Total interest bearing liabilities and interest expense	802,692	6,090	0.8	736,336	5,420	0.7	745,641	10,351	1.4
Non-interest bearing liabilities
Deposits and other borrowings:
Australia	54,178			49,592			45,231
New Zealand	14,031			12,426			8,760
Other overseas	1,038			7			901
Derivative financial instruments	24,750			20,612			33,249
Life insurance liabilities	-			253			2,999
Liabilities held for sale	682			2,728			-
All other liabilities[3]	7,069			13,202			15,233
Total non-interest bearing liabilities	101,748			98,820			106,373
Total liabilities	904,440			835,156			852,014
Shareholders’ equity	70,268			70,849			68,014
NCI	55			50			52
Total equity	70,323			70,899			68,066
Total liabilities and equity	974,763			906,055			920,080

1.	In 2022, the presentation of certain average balance sheet line items has been revised:
a.

Cash and other financial assets, previously presented as part of “Loans and other receivables”, as well as collateral paid, previously presented separately, are now presented as “Cash and balances with central banks and other financial assets”;

b.	Loans, previously presented as part of “Loans and other receivables”, are now presented separately; and
c.

Collateral received, previously presented separately, is now included in “Other interest bearing liabilities”. The associated interest income and expense have also been revised. Comparatives have been revised.

2.	Includes net impact of Treasury balance sheet management activities and the Bank levy.
3.	Includes other financial liabilities, provisions, current and deferred tax liabilities and all other non-interest bearing liabilities.

Calculation of variances

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The following table allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities:

●	Volume changes are determined based on the movements in average asset and liability balances; and
●	interest rate changes are determined based on the change in interest rate associated with those assets and liabilities. Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

WESTPAC GROUP 2022 ANNUAL REPORT 27

Notes to the financial statements

Note 9. Average balance sheet and interest rates (continued)

	2022			2021
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Cash and balances with central banks and other financial assets[1]:
Australia	2	432	434	71	(157)	(86)
New Zealand	9	125	134	10	(11)	(1)
Other overseas	26	111	137	(38)	(54)	(92)
Trading securities and financial assets measured at FVIS:
Australia	6	113	119	(34)	(67)	(101)
New Zealand	(1)	49	48	(9)	(10)	(19)
Other overseas	(13)	1	(12)	(28)	(19)	(47)
Investment securities:
Australia	(152)	33	(119)	202	(445)	(243)
New Zealand	8	3	11	14	(36)	(22)
Other overseas[2]	(2)	4	2	(20)	(36)	(56)
Loans[1]:
Australia	743	(983)	(240)	(551)	(2,868)	(3,419)
New Zealand	79	396	475	141	(633)	(492)
Other overseas[2]	(38)	44	6	(209)	(110)	(319)
Assets held for sale:
Australia	(22)	-	(22)	14	14	28
New Zealand	-	-	-	-	-	-
Other overseas[2]	-	-	-	62	38	100
Total change in interest income	645	328	973	(375)	(4,394)	(4,769)
Interest bearing liabilities
Repurchase agreements:
Australia	-	55	55	87	(106)	(19)
New Zealand	6	31	37	2	(1)	1
Other overseas	-	2	2	-	-	-
Deposits and other borrowings:
Australia	122	727	849	270	(2,615)	(2,345)
New Zealand	5	342	347	45	(509)	(464)
Other overseas[2]	26	108	134	(179)	(198)	(377)
Loan capital:
Australia	136	44	180	176	(85)	91
New Zealand	5	2	7	(9)	-	(9)
Other overseas	(10)	-	(10)	(31)	(2)	(33)
Other interest bearing liabilities[1]:
Australia	127	(1,055)	(928)	(719)	(832)	(1,551)
New Zealand	30	5	35	(29)	(163)	(192)
Other overseas[2]	(1)	(37)	(38)	(21)	(24)	(45)
Liabilities held for sale:
Australia	-	-	-	-	-	-
New Zealand	-	-	-	-	-	-
Other overseas[2]	-	-	-	2	10	12
Total change in interest expense	446	224	670	(406)	(4,525)	(4,931)
Change in net interest income:
Australia	192	(176)	16	(112)	115	3
New Zealand	49	193	242	147	(17)	130
Other overseas	(42)	87	45	(4)	33	29
Total change in net interest income	199	104	303	31	131	162

1.	In 2022, the presentation of certain average balance sheet line items has been revised:
a.

Cash and other financial assets, previously presented as part of “Loans and other receivables”, as well as collateral paid, previously presented separately, are now presented as “Cash and balances with central banks and other financial assets”;

b.	Loans, previously presented as part of “Loans and other receivables”, are now presented separately; and
c.	Collateral received, previously presented separately, is now included in “Other interest bearing liabilities”.

The associated interest income and expense have also been revised. Comparatives have been revised.

2.

The change in interest income and interest expense for 30 September 2022 included amounts relating to other overseas assets and liabilities held for sale. These assets and liabilities held for sale related to Westpac Pacific which was classified as held for sale during 2021 but ceased to be classified as held for sale when the agreement to sell was terminated in September 2021. As a result the assets and liabilities held for sale were reclassified to their original balance sheet financial statement line. To appropriately attribute the change in interest income and expense on these assets and liabilities, the change in volume and rate for these assets is also reflected in the original balance sheet financial statement line in the table above.

28 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 29

Notes to the financial statements

FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Accounting policy (continued)

Debt instruments at amortised cost are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method. They are presented net of provision for ECL determined using the ECL model. Refer to Notes 6 and 11 for further details.

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

Further details of the accounting policy for each category of financial asset or financial liability mentioned above are set out in the note for the relevant item.

The Group’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 23.

30 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Lending and credit risk

Note 10. Loans

Accounting policy

Loans are financial assets initially recognised at fair value plus directly attributable transaction costs and fees.

Loans are subsequently measured at amortised cost using the effective interest method where they have contractual cash flows which represent SPPI on the principal balance outstanding and they are held within a business model whose objective is achieved through holding the loans to collect these cash flows. They are presented net of any provision for ECL.

Loans are subsequently measured at FVIS where they do not have cash flows which represent SPPI, are held within a business model whose objective is achieved by selling the financial asset, or are designated at FVIS to eliminate or reduce an accounting mismatch.

Refer to Note 23 for balances which are measured at fair value and amortised cost.

Loan products that have both mortgage and deposit facilities are presented gross in the balance sheet, segregating the asset and liability component, because they do not meet the criteria to be offset. Interest earned on these products is presented on a net basis in the income statement as this reflects how the customer is charged.

The loan portfolio is disaggregated by location of booking office and product type, as follows.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Australia
Housing	467,382	455,604	467,379	455,599
Personal	12,832	14,737	12,821	14,694
Business	170,636	148,453	168,480	145,950
Total Australia	650,850	618,794	648,680	616,243
New Zealand
Housing	56,211	58,081	-	-
Personal	1,058	1,175	-	-
Business	28,855	29,991	489	384
Total New Zealand	86,124	89,247	489	384
Total other overseas	6,879	6,332	6,244	5,688
Total loans	743,853	714,373	655,413	622,315
Provision for ECL on loans (refer to Note 11)	(4,206)	(4,589)	(3,696)	(3,902)
Total net loans[1]	739,647	709,784	651,717	618,413

1.

Total net loans included securitised loans of $4,747 million (2021: $4,829 million) for the Group and $5,750 million (2021: $6,002 million) for the Parent Entity. The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

WESTPAC GROUP 2022 ANNUAL REPORT 31

Notes to the financial statements

Note 10. Loans (continued)

The following table shows the Group’s contractual maturity distribution of all loans as at 30 September 2022.

		Over 1	Over 5
Consolidated	Up to	year to	years to	Over
$m	1 year	5 years	15 years	15 years	Total
Australia
Housing	6,577	1,717	19,248	439,840	467,382
Personal	6,478	5,419	935	-	12,832
Business	49,239	105,229	9,775	6,393	170,636
Total Australia	62,294	112,365	29,958	446,233	650,850
New Zealand
Housing	159	509	4,359	51,184	56,211
Personal	898	152	8	-	1,058
Business	19,942	8,896	16	1	28,855
Total New Zealand	20,999	9,557	4,383	51,185	86,124
Total other overseas	2,375	4,367	137	-	6,879
Total loans	85,668	126,289	34,478	497,418	743,853

The following table shows the Group’s interest rate segmentation of loans maturing after one year as at 30 September 2022.

	Loans at	Loans at
	variable	fixed
Consolidated	interest	interest
$m	rates	rates	Total
Interest rate segmentation of loans maturing after one year
Australia
Housing	290,957	169,848	460,805
Personal	2,321	4,033	6,354
Business	112,317	9,080	121,397
Total Australia	405,595	182,961	588,556
New Zealand
Housing	5,700	50,352	56,052
Personal	158	2	160
Business	662	8,251	8,913
Total New Zealand	6,520	58,605	65,125
Total other overseas	4,308	196	4,504
Total loans maturing after one year	416,423	241,762	658,185

32 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 11. Provisions for expected credit losses

Accounting policy

Note 6 provides details of impairment charges.

Impairment applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, due from subsidiaries and credit commitments.

The ECL is recognised as follows:

●
Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 10 and 18);
●
Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security itself (refer to Notes 18 and 27); and
●Credit commitments: as a provision (refer to Note 26).

Measurement

The Group calculates the provision for ECL based on a three-stage approach. The provision for ECL is a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

The models use three main components to determine the ECL (as well as the time value of money) including:

●
Probability of default (PD): the probability that a counter-party will default;
●
Loss given default (LGD): the loss that is expected to arise in the event of a default; and
●Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default.

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

Stage 3: Lifetime ECL – non-performing

Financial assets in Stage 3 are those that are in default. A default occurs when:

●
Westpac considers that the customer is unable to repay its credit obligations in full, irrespective of recourse by the Group to actions such as realising security. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on an individual basis; or
●
the customer is more than 90 days past due on any material credit obligation.

A provision for lifetime ECL is recognised on these financial assets.

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

WESTPAC GROUP 2022 ANNUAL REPORT 33

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

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

Significant increase in credit risk (SICR)

Determining when a financial asset has experienced a SICR since origination is a critical accounting judgement which is based on the change in the probability of default (PD) since origination. In determining whether a change in PD represents a significant increase in risk, relative changes in PD and absolute PD thresholds are both considered based on the portfolio of the exposure.

The Group does not rebut the presumption that instruments that are 30 days past due have experienced a SICR but this is used as a backstop rather than the primary indicator. In addition, the deferral of payments by customers in hardship arrangements is generally treated as an indication of a SICR.

Forward-looking macroeconomic information

The measurement of ECL for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward-looking information is a critical accounting judgement. The Group considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios.

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

●      Downside scenario

The downside scenario is a more severe scenario with ECL higher than those under the base case scenario. The more severe loss outcome for the downside is generated under a recession scenario in which the combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate simultaneously impact ECL across all portfolios from the reporting date.

The three macroeconomic scenarios are probability weighted and together represent the Group’s view of the forward looking distribution of potential loss outcomes. The weighting applied to each of the three macroeconomic scenarios takes into account historical frequency, current trends, and forward-looking conditions.

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

34 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

Loans and credit commitments

The following tables reconcile the provisions for ECL on loans and credit commitments by stage for the Group and Parent Entity.

	2022				2021
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consolidated
Provision for ECL on loans
Housing	137	1,082	415	1,634	154	735	607	1,496
Personal	78	220	123	421	124	314	173	611
Business	502	811	838	2,151	495	822	1,172	2,489
Total provision for ECL on loans	717	2,113	1,376	4,206	773	1,871	1,952	4,596
Provisions for ECL on credit commitments
Housing	6	13	-	19	6	6	-	12
Personal	21	30	-	51	29	41	1	71
Business	141	185	23	349	128	173	19	320
Total provision for ECL on credit commitments	168	228	23	419	163	220	20	403
Total provisions for ECL on loans and credit commitments	885	2,341	1,399	4,625	936	2,091	1,972	4,999
Presented as provision for ECL on:
Loans (Note 10)	717	2,113	1,376	4,206	766	1,871	1,952	4,589
Loans included in assets held for sale (Note 38)	-	-	-	-	7	-	-	7
Credit commitments (Note 26)	168	228	23	419	161	220	20	401
Credit commitments included in liabilities held for sale (Note 38)	-	-	-	-	2	-	-	2
Total provisions for ECL on loans and credit commitments	885	2,341	1,399	4,625	936	2,091	1,972	4,999
Of which:
Individually assessed provisions	-	-	452	452	-	-	832	832
Collectively assessed provisions	885	2,341	947	4,173	936	2,091	1,140	4,167
Total provisions for ECL on loans and credit commitments	885	2,341	1,399	4,625	936	2,091	1,972	4,999
Gross loans[1]	614,762	121,845	7,246	743,853	636,551	69,348	9,496	715,395
Credit commitments	184,535	15,217	347	200,099	192,219	7,598	274	200,091
Gross loans and credit commitments	799,297	137,062	7,593	943,952	828,770	76,946	9,770	915,486
Coverage ratio on loans (%)	0.12	1.73	18.99	0.57	0.12	2.70	20.56	0.64
Coverage ratio on loans and credit commitments (%)	0.11	1.71	18.42	0.49	0.11	2.72	20.18	0.55

1.	Includes nil (2021: $1,022 million) gross loans classified as held for sale.

WESTPAC GROUP 2022 ANNUAL REPORT 35

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

	2022				2021
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Parent Entity
Provision for ECL on loans
Housing	102	1,005	369	1,476	114	669	552	1,335
Personal	69	194	112	375	111	270	151	532
Business	453	656	736	1,845	409	607	1,026	2,042
Total provision for ECL on loans	624	1,855	1,217	3,696	634	1,546	1,729	3,909
Provision for ECL on credit commitments
Housing	4	11	-	15	4	5	-	9
Personal	16	24	-	40	23	34	-	57
Business	133	173	23	329	119	150	19	288
Total provision for ECL on credit commitments	153	208	23	384	146	189	19	354
Total provisions for ECL on loans and credit commitments	777	2,063	1,240	4,080	780	1,735	1,748	4,263
Presented as provision for ECL on:
Loans (Note 10)	624	1,855	1,217	3,696	627	1,546	1,729	3,902
Loans included in assets held for sale (Note 38)	-	-	-	-	7	-	-	7
Credit commitments (Note 26)	153	208	23	384	144	189	19	352
Credit commitments included in liabilities held for sale (Note 38)	-	-	-	-	2	-	-	2
Total provisions for ECL on loans and credit commitments	777	2,063	1,240	4,080	780	1,735	1,748	4,263
Of which:
Individually assessed provisions	-	-	388	388	-	-	724	724
Collectively assessed provisions	777	2,063	852	3,692	780	1,735	1,024	3,539
Total provisions for ECL on loans and credit commitments	777	2,063	1,240	4,080	780	1,735	1,748	4,263
Gross loans[1]	537,339	111,450	6,624	655,413	552,793	61,814	8,730	623,337
Credit commitments	162,950	13,353	329	176,632	167,866	6,365	250	174,481
Gross loans and credit commitments	700,289	124,803	6,953	832,045	720,659	68,179	8,980	797,818
Coverage ratio on loans (%)	0.12	1.66	18.37	0.56	0.11	2.50	19.81	0.63
Coverage ratio on loans and credit commitments (%)	0.11	1.65	17.83	0.49	0.11	2.54	19.47	0.53

1.	Includes nil (2021: $1,022 million) gross loans classified as held for sale.

Movement in provisions for ECL on loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

●	“Transfers between stages” lines represent transfers between Stage 1, Stage 2 and Stage 3 prior to remeasurement of the provision for ECL;
●	“Business activity during the year” line represents new accounts originated during the year net of those that were de-recognised due to final repayments during the year;
●	“Net remeasurement of provision for ECL” line represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes in portfolio overlays, changes due to forward-looking economic scenarios and partial repayments and additional draw-downs on existing facilities over the year; and
●	“Write-offs” represent a reduction in the provision for ECL as a result of de-recognition of exposures where there is no reasonable expectation of full recovery.

36 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance as at 30 September 2020	1,084	2,875	2,173	6,132	913	2,390	1,869	5,172
Transfers to Stage 1	1,246	(1,128)	(118)	-	1,058	(960)	(98)	-
Transfers to Stage 2	(200)	1,290	(1,090)	-	(173)	1,094	(921)	-
Transfers to Stage 3	(8)	(507)	515	-	(7)	(449)	456	-
Business activity during the year	122	(223)	(343)	(444)	110	(199)	(298)	(387)
Net remeasurement of provision for ECL	(1,284)	(200)	1,603	119	(1,121)	(140)	1,424	163
Write-offs	-	-	(836)	(836)	-	-	(739)	(739)
Exchange rate and other adjustments	(24)	(16)	68	28	-	(1)	55	54
Balance as at 30 September 2021	936	2,091	1,972	4,999	780	1,735	1,748	4,263
Transfers to Stage 1	912	(792)	(120)	-	748	(646)	(102)	-
Transfers to Stage 2	(235)	1,002	(767)	-	(198)	900	(702)	-
Transfers to Stage 3	(14)	(383)	397	-	(12)	(343)	355	-
Business activity during the year	354	(244)	(340)	(230)	328	(234)	(320)	(226)
Net remeasurement of provision for ECL	(1,066)	689	1,129	752	(875)	651	1,055	831
Write-offs	-	-	(934)	(934)	-	-	(851)	(851)
Exchange rate and other adjustments	(2)	(22)	62	38	6	-	57	63
Balance as at 30 September 2022	885	2,341	1,399	4,625	777	2,063	1,240	4,080

The provisions for ECL on loans and credit commitments can be further disaggregated into the following classes:

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Housing
Balance as at 30 September 2020	192	747	977	1,916	149	635	904	1,688
Transfers to Stage 1	283	(265)	(18)	-	246	(237)	(9)	-
Transfers to Stage 2	(36)	677	(641)	-	(32)	624	(592)	-
Transfers to Stage 3	-	(120)	120	-	-	(115)	115	-
Business activity during the year	42	(49)	(180)	(187)	39	(43)	(165)	(169)
Net remeasurement of provision for ECL	(322)	(253)	387	(188)	(284)	(190)	328	(146)
Write-offs	-	-	(76)	(76)	-	-	(63)	(63)
Exchange rate and other adjustments	1	4	38	43	-	-	34	34
Balance as at 30 September 2021	160	741	607	1,508	118	674	552	1,344
Transfers to Stage 1	206	(191)	(15)	-	166	(158)	(8)	-
Transfers to Stage 2	(32)	508	(476)	-	(29)	481	(452)	-
Transfers to Stage 3	-	(90)	90	-	-	(87)	87	-
Business activity during the year	41	(58)	(166)	(183)	38	(55)	(155)	(172)
Net remeasurement of provision for ECL	(229)	191	404	366	(187)	161	363	337
Write-offs	-	-	(45)	(45)	-	-	(35)	(35)
Exchange rate and other adjustments	(3)	(6)	16	7	-	-	17	17
Balance as at 30 September 2022	143	1,095	415	1,653	106	1,016	369	1,491

WESTPAC GROUP 2022 ANNUAL REPORT 37

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Personal
Balance as at 30 September 2020	216	408	232	856	190	332	193	715
Transfers to Stage 1	476	(469)	(7)	-	403	(401)	(2)	-
Transfers to Stage 2	(98)	281	(183)	-	(92)	251	(159)	-
Transfers to Stage 3	(1)	(202)	203	-	(1)	(182)	183	-
Business activity during the year	27	(25)	(35)	(33)	28	(20)	(30)	(22)
Net remeasurement of provision for ECL	(468)	360	402	294	(394)	324	386	316
Write-offs	-	-	(461)	(461)	-	-	(438)	(438)
Exchange rate and other adjustments	1	2	23	26	-	-	18	18
Balance as at 30 September 2021	153	355	174	682	134	304	151	589
Transfers to Stage 1	353	(345)	(8)	-	281	(280)	(1)	-
Transfers to Stage 2	(86)	208	(122)	-	(81)	193	(112)	-
Transfers to Stage 3	-	(145)	145	-	-	(133)	133	-
Business activity during the year	18	(16)	(19)	(17)	17	(14)	(16)	(13)
Net remeasurement of provision for ECL	(337)	195	286	144	(266)	148	279	161
Write-offs	-	-	(350)	(350)	-	-	(337)	(337)
Exchange rate and other adjustments	(2)	(2)	17	13	-	-	15	15
Balance as at 30 September 2022	99	250	123	472	85	218	112	415

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business
Balance as at 30 September 2020	676	1,720	964	3,360	574	1,423	772	2,769
Transfers to Stage 1	487	(394)	(93)	-	409	(322)	(87)	-
Transfers to Stage 2	(66)	332	(266)	-	(49)	219	(170)	-
Transfers to Stage 3	(7)	(185)	192	-	(6)	(152)	158	-
Business activity during the year	53	(149)	(128)	(224)	43	(136)	(103)	(196)
Net remeasurement of provision for ECL	(494)	(307)	814	13	(443)	(274)	710	(7)
Write-offs	-	-	(299)	(299)	-	-	(238)	(238)
Exchange rate and other adjustments	(26)	(22)	7	(41)	-	(1)	3	2
Balance as at 30 September 2021	623	995	1,191	2,809	528	757	1,045	2,330
Transfers to Stage 1	353	(256)	(97)	-	301	(208)	(93)	-
Transfers to Stage 2	(117)	286	(169)	-	(88)	226	(138)	-
Transfers to Stage 3	(14)	(148)	162	-	(12)	(123)	135	-
Business activity during the year	295	(170)	(155)	(30)	273	(165)	(149)	(41)
Net remeasurement of provision for ECL	(500)	303	439	242	(422)	342	413	333
Write-offs	-	-	(539)	(539)	-	-	(479)	(479)
Exchange rate and other adjustments	3	(14)	29	18	6	-	25	31
Balance as at 30 September 2022	643	996	861	2,500	586	829	759	2,174

38 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Loans and credit commitments:
Business activity during the year	(230)	(444)	(226)	(387)
Net remeasurement of provision for ECL	752	119	831	163
Impairment charges for debt securities at amortised cost	4	(25)	1	-
Impairment charges for debt securities at FVOCI	(2)	2	(2)	2
Impairment on due from subsidiaries	-	-	25	-
Recoveries	(189)	(242)	(180)	(225)
Impairment charges/(benefits) (Note 6)	335	(590)	449	(447)

Total write-offs net of recoveries to average loans

	Consolidated
%	2022	2021
Write-offs net of recoveries to average loans
Housing	0.01	0.01
Personal	1.28	1.46
Business	0.27	0.15
Total write-offs net of recoveries to average loans	0.10	0.08

Write-offs still under enforcement activity

The amount of current year write-offs which remain subject to enforcement activity was $864 million (2021: $786 million) for the Group and $781 million (2021: $689 million) for the Parent Entity.

Impact of overlays on the provision for ECL

The following table attributes the provision for ECL between modelled ECL and portfolio overlays.

Portfolio overlays are used to capture risk of increased uncertainty relating to forward-looking economic conditions, or areas of potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Modelled provision for ECL	3,925	4,352	3,504	3,712
Overlays	700	647	576	551
Total provision for ECL	4,625	4,999	4,080	4,263

Details of changes related to forward-looking economic inputs and portfolio overlays, based on reasonable and supportable information up to the date of this report, are provided below.

Modelled provision for ECL

The modelled provision for ECL is a probability weighted estimate based on three scenarios which together represent the Group’s view of the forward-looking distribution of potential loss outcomes. The change in provisions as a result of changes in modelled ECL are reflected through the “net remeasurement of provision for ECL” line item. Portfolio overlays are used to capture potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

The base case scenario uses Westpac Economic forecasts which forecast further interest rate rises and residential/ commercial price reductions due to the current high inflationary environment.

WESTPAC GROUP 2022 ANNUAL REPORT 39

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

Westpac Economics forecasts used for the different reporting periods are as follows:

Key macroeconomic assumptions for base case scenario	30 September 2022	30 September 2021
Annual GDP: Australia	Forecast growth of 3.4% for calendar year 2022 and 1.0% for calendar year 2023	Forecast growth of 0.1% for calendar year 2021 and 7.4% for calendar year 2022
New Zealand	Forecast growth of 1.9% for calendar year 2022 and 1.6% for calendar year 2023	Forecast growth of 5.6% for calendar year 2021 and 2.3% for calendar year 2022
Commercial property index	Forecast price contraction of 4.7% for calendar year 2022 and 3.0% for calendar year 2023	Forecast price contraction of 0.7% for calendar year 2021 and 4.7% for calendar year 2022
Residential property prices: Australia	Forecast price contraction of 6.5% for calendar year 2022 and 7.8% for calendar year 2023	Forecast price appreciation of 11.8% for calendar year 2021 and 5.0% for calendar year 2022
New Zealand	Forecast price contraction of 10% for calendar year 2022 and 5.0% for calendar year 2023	Forecast price appreciation of 20% for calendar year 2021 and 0% for calendar year 2022
Cash rate	Forecast cash rate of 3.35% at December 2022 and 3.6% at December 2023	Forecast to remain at 10bps over calendar years 2021 and 2022
Unemployment rate: Australia	Forecast rate of 3.1% at December 2022 and 4.4% at December 2023	Forecast rate of 5.4% at December 2021 and 4% at December 2022
New Zealand	Forecast rate of 3.4% at December 2022 and 3.8% at December 2023	Forecast rate of 4.2% at December 2021 and 3.5% at December 2022

The downside scenario is a more severe scenario with expected credit losses higher than the base case. The more severe loss outcome for the downside is generated under a recession in which the combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate simultaneously impact expected credit losses across all portfolios from the reporting date. In the prior year, the Group updated its Significant Increase in Credit Risk (SICR) criteria to be based on a change in the probability of default (PD) since origination. The thresholds applied for accounts to move to Stage 2 were also updated. In the current year, the Group increased the severity of the downside economic scenario for the housing and business segments, and as a result an increased number of performing accounts which are currently not in arrears have reached the SICR thresholds and moved to Stage 2, reducing overall Stage 2 coverage rates.

The following sensitivity table shows the reported provision for ECL based on the probability weighted scenarios and what the provisions for ECL would be assuming a 100% weighting to the base case scenario and to the downside scenario (with all other assumptions, held constant).

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Reported probability-weighted ECL	4,625	4,999	4,080	4,263
100% base case ECL	2,983	3,411	2,582	2,877
100% downside ECL	6,680	7,399	5,947	6,354

If 1% of the Stage 1 gross exposure from loans and credit commitments (calculated on a 12 month ECL) was reflected in Stage 2 (calculated on a lifetime ECL) the provision for ECL would increase by $113 million (2021: $252 million) for the Group and $103 million (2021: $200 million) for the Parent Entity based on applying the average provision coverage ratios by stage to the movement in the gross exposure by stage.

The following table indicates the weightings applied by the Group and Parent Entity:

Macroeconomic scenario weightings (%)	2022	2021
Upside	5	5
Base	50	55
Downside	45	40

The increase in weighting to the downside reflects an elevated level of uncertainty in potential credit losses driven by new geopolitical and economic headwinds, supply chain disruptions, capacity constraints and rising inflation.

40 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 11. Provisions for expected credit losses (continued)

Portfolio overlays

Portfolio overlays are used to address areas of risk, including significant uncertainties that are not captured in the underlying modelled ECL. Determination of portfolio overlays requires expert judgement and is thoroughly documented and subject to comprehensive internal governance and oversight. Overlays are continually reassessed and if the risk is judged to have changed (increased or decreased), or is subsequently captured in the modelled ECL, the overlay will be released or remeasured.

The total portfolio overlays as at 30 September 2022 were $700 million (2021: $647 million) for the Group and $576 million (2021: $551 million) for the Parent Entity and comprises:

●	$480 million (2021: $90 million) for the Group and $399 million (2021: $90 million) for the Parent Entity for consumers reflecting potential high consumer stress from rising interest rates, higher inflation and higher unemployment;
●	$150 million (2021: nil) for the Group and $123 million (2021: nil) for the Parent Entity relating to certain industries reflecting potential supply chain disruptions and labour shortages;
●	$70 million (2021: nil) for the Group and $70 million (2021: nil) for the Parent Entity for extreme weather events including the expected impact on customers of recent flooding; and
●	$0 million (2021: $557 million) for the Group and $0 million (2021: $461 million) for the Parent Entity relating to COVID-19 impacts. Overlay has been completely removed as modelled outcomes now capture the risks.

The change in provisions as a result of changes in portfolio overlays are reflected through the “net remeasurement of provision for ECL” line in Movement in provisions for ECL table.

Impact of changes in credit exposures on the provision for ECL

●	Stage 1 exposures had a net decrease of $29.4 billion (2021: net increase of $16.3 billion) for the Group and $20.2 billion (2021: net increase of $8.3 billion) for the Parent Entity primarily driven by decreases in the housing segment due to increase in downside scenario severity which resulted in additional TCE being transferred to Stage 2. Stage 1 ECL has decreased mainly from revisions to portfolio overlays.
●	Stage 2 credit exposures increased by $60.1 billion (2021: increased by $5.1 billion) for the Group and $56.5 billion (2021: increased by $6.4 billion) for the Parent Entity mainly driven by increases from the housing and business segments due to additional TCE transferred to Stage 2 to account for increase in downside scenario severity and overlays. Stage 2 ECL increased which has been driven by the increases in overlay and impacts from revised downside severities.
●	Stage 3 credit exposures had a net decrease of $2.2 billion (2021: decreased by $1.5 billion) for the Group and $2.0 billion (2021: decreased by $1.3 billion) for the Parent Entity driven by reductions in 90 days past due exposures in the housing portfolio and write offs from the business segment. Stage 3 ECL has decreased in line with the decrease in Stage 3 exposures.

WESTPAC GROUP 2022 ANNUAL REPORT 41

Notes to the financial statements

Note 12. Credit risk management

		Note
Index	Note name	number
Credit risk	Credit risk management framework	12.1
The risk of financial loss where a customer or	Credit risk ratings system	12.2
counterparty fails to meet their financial obligations to Westpac.	Credit concentrations and maximum exposure to credit risk	12.3
	Credit quality of financial assets	12.4
	Credit risk mitigation, collateral and other credit enhancements	12.5

12.1Credit risk management framework

Please refer to Note 22.1 for details of the Group’s overall risk management framework.

●	The Group maintains a Credit Risk Management Framework, a Credit Risk Management Strategy, and a Credit Risk Appetite Statement, and a number of supporting policies and appetite statements that define roles and responsibilities, acceptable practices, limits and key controls.
●	The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.
●	The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.
●	The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.
●	All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.
●	An annual review is performed of the Credit Risk Rating System by the BRiskC and CREDCO.
●	Specific credit risk estimates (including PD, LGD and EAD levels) are overseen and reviewed annually in line with the Group’s Credit Model Risk Policy. Models are approved under delegated authority from the Chief Risk Officer. Model Risk is overseen by the Group’s Model Risk Committee.
●	In determining the provision for ECL, the forward-looking economic inputs and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).
●	Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.
●	Credit manuals are established and maintained throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.
●	Climate change related credit risks are considered in line with our Climate Change Position Statement and Action Plan. Climate change risks are managed in accordance with the Group’s risk framework which is supported by the Sustainability Risk Management Framework (SRMF), Group Environmental, Social and Governance (ESG) Credit Risk Policy and Board Risk Appetite Statements (RAS). Where appropriate, these are applied at the portfolio, customer and transaction level.
●	The Climate Change Financial Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group and reports to CREDCO.
●	The Group’s ESG Credit Risk Policy details the Group’s overall approach to managing ESG risks in the credit risk process for applicable transactions.
●	Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).
●	The Related Entity Risk Management Policy and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

42 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 12. Credit risk management (continued)

12.2Credit risk ratings system

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

12.3Credit risk concentrations and maximum exposure to credit risk

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

WESTPAC GROUP 2022 ANNUAL REPORT 43

Notes to the financial statements

Note 12. Credit risk management (continued)

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

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 17)
●
61% (2021: 42%) were issued by financial institutions for the Group;

63% (2021: 44%) for the Parent Entity.

●
33% (2021: 53%) were issued by government or semi-government authorities for the Group;

32% (2021: 52%) for the Parent Entity.

●
76% (2021: 67%) were held in Australia by the Group;

82% (2021: 74%) by the Parent Entity.

Investment securities (Note 18)
●
17% (2021: 18%) were issued by financial institutions for the Group;

18% (2021: 19%) for the Parent Entity.

●
82% (2021: 81%) were issued by government or semi-government authorities for both the Group and the Parent Entity.
●
91% (2021: 92%) were held in Australia by the Group;

98% (2021: 99%) by the Parent Entity.

Loans (Note 10)	● The table below provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 21)	● 84% (2021: 78%) were issued by financial institutions for both the Group and the Parent Entity. ● 79% (2021: 80%) were held in Australia by the Group; 80% (2021: 81%) by the Parent Entity.

44 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 12. Credit risk management (continued)

		2022				2021
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Consolidated		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	7,984	12	1,682	9,678	7,658	13	1,294	8,965
Agriculture, forestry and fishing	11,291	62	2,661	14,014	10,501	32	2,367	12,900
Construction	6,608	82	3,830	10,520	6,214	16	3,718	9,948
Finance and insurance	22,877	133,790	11,403	168,070	16,026	86,412	9,664	112,102
Government, administration and defence	653	63,965	1,479	66,097	957	72,343	1,327	74,627
Manufacturing	9,425	1,539	6,063	17,027	8,067	570	6,351	14,988
Mining	2,819	446	3,610	6,875	3,003	158	3,527	6,688
Property	53,104	588	12,238	65,930	45,645	435	12,792	58,872
Property services and business services	12,959	126	6,653	19,738	11,248	100	6,544	17,892
Services	11,171	88	8,954	20,213	9,918	437	8,058	18,413
Trade	14,046	522	7,578	22,146	13,165	1,171	9,535	23,871
Transport and storage	8,738	819	5,610	15,167	7,681	777	5,734	14,192
Utilities	6,381	798	4,320	11,499	5,445	937	5,206	11,588
Retail lending	477,314	659	87,417	565,390	467,218	481	86,570	554,269
Other	5,480	952	1,970	8,402	6,048	821	2,160	9,029
Total Australia	650,850	204,448	165,468	1,020,766	618,794	164,703	164,847	948,344
New Zealand
Accommodation, cafes and restaurants	309	1	79	389	389	1	49	439
Agriculture, forestry and fishing	8,555	25	614	9,194	9,371	29	724	10,124
Construction	423	1	390	814	438	2	481	921
Finance and insurance	3,727	17,608	1,643	22,978	3,344	13,787	1,984	19,115
Government, administration and defence	138	6,066	665	6,869	145	6,919	767	7,831
Manufacturing	1,783	1,512	1,243	4,538	1,608	80	1,525	3,213
Mining	191	9	82	282	202	3	53	258
Property	6,530	569	1,244	8,343	6,840	625	1,239	8,704
Property services and business services	873	216	614	1,703	1,052	40	578	1,670
Services	1,356	16	1,195	2,567	1,683	24	1,105	2,812
Trade	2,515	47	1,178	3,740	2,172	32	1,368	3,572
Transport and storage	981	77	609	1,667	1,129	129	919	2,177
Utilities	1,243	495	1,205	2,943	1,341	435	1,599	3,375
Retail lending	57,344	62	12,733	70,139	59,341	53	13,249	72,643
Other	156	70	148	374	192	45	179	416
Total New Zealand	86,124	26,774	23,642	136,540	89,247	22,204	25,819	137,270
Other overseas
Accommodation, cafes and restaurants	116	-	10	126	116	-	9	125
Agriculture, forestry and fishing	1	-	1	2	10	-	2	12
Construction	34	-	122	156	51	-	111	162
Finance and insurance	2,508	23,940	3,703	30,151	1,402	16,106	2,192	19,700
Government, administration and defence	1	3,465	-	3,466	1	3,316	-	3,317
Manufacturing	523	1	2,524	3,048	580	-	2,745	3,325
Mining	74	-	693	767	339	-	805	1,144
Property	397	1	30	428	363	-	29	392
Property services and business services	728	27	536	1,291	946	41	497	1,484
Services	100	-	672	772	40	1	756	797
Trade	1,257	2	2,380	3,639	1,130	1	1,911	3,042
Transport and storage	468	1	209	678	504	11	237	752
Utilities	232	-	33	265	413	-	74	487
Retail lending	393	3	33	429	407	2	29	438
Other	47	146	43	236	30	129	28	187
Total other overseas	6,879	27,586	10,989	45,454	6,332	19,607	9,425	35,364
Total gross credit risk	743,853	258,808	200,099	1,202,760	714,373	206,514	200,091	1,120,978

WESTPAC GROUP 2022 ANNUAL REPORT 45

Notes to the financial statements

Note 12. Credit risk management (continued)

		2022				2021
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Parent Entity		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	7,950	12	1,682	9,644	7,613	13	1,294	8,920
Agriculture, forestry and fishing	11,245	62	2,661	13,968	10,446	32	2,367	12,845
Construction	6,181	82	3,830	10,093	5,757	16	3,718	9,491
Finance and insurance[1]	22,830	181,688	11,403	215,921	15,969	126,936	9,664	152,569
Government, administration and defence	651	63,965	1,479	66,095	954	72,343	1,327	74,624
Manufacturing	9,284	1,538	6,063	16,885	7,913	570	6,351	14,834
Mining	2,796	446	3,610	6,852	2,979	157	3,527	6,663
Property	53,052	588	12,238	65,878	45,598	435	12,792	58,825
Property services and business services	12,631	125	6,653	19,409	10,815	100	6,544	17,459
Services	10,974	88	8,954	20,016	9,677	437	8,058	18,172
Trade	13,897	522	7,578	21,997	12,997	1,171	9,535	23,703
Transport and storage	8,508	819	5,610	14,937	7,394	775	5,734	13,903
Utilities	6,359	797	4,320	11,476	5,422	937	5,206	11,565
Retail lending	477,288	656	87,414	565,358	467,153	478	86,558	554,189
Other	5,034	789	1,964	7,787	5,556	595	2,157	8,308
Total Australia[1]	648,680	252,177	165,459	1,066,316	616,243	204,995	164,832	986,070
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	7	3	3	13	6	16	4	26
Construction	3	-	34	37	2	1	34	37
Finance and insurance	-	11,765	100	11,865	-	8,413	105	8,518
Government, administration and defence	-	1,165	2	1,167	-	1,605	7	1,612
Manufacturing	45	1,285	59	1,389	67	80	64	211
Mining	-	8	-	8	-	3	-	3
Property	-	120	1	121	-	112	-	112
Property services and business services	11	214	15	240	10	39	16	65
Services	-	12	4	16	-	22	1	23
Trade	422	44	193	659	298	30	159	487
Transport and storage	1	10	21	32	1	26	53	80
Utilities	-	292	62	354	-	305	80	385
Retail lending	-	1	-	1	-	1	-	1
Other	-	-	1	1	-	1	1	2
Total New Zealand	489	14,919	495	15,903	384	10,654	524	11,562
Other overseas
Accommodation, cafes and restaurants	70	-	10	80	74	-	9	83
Agriculture, forestry and fishing	1	-	1	2	2	-	1	3
Construction	27	-	115	142	45	-	110	155
Finance and insurance	2,501	23,888	3,688	30,077	1,399	17,145	2,171	20,715
Government, administration and defence	-	2,357	-	2,357	1	2,464	-	2,465
Manufacturing	519	1	2,470	2,990	576	-	2,687	3,263
Mining	43	-	690	733	319	-	802	1,121
Property	191	-	11	202	180	-	11	191
Property services and business services	705	27	532	1,264	886	41	495	1,422
Services	82	-	671	753	19	-	754	773
Trade	1,142	2	2,228	3,372	1,016	1	1,761	2,778
Transport and storage	406	1	201	608	436	11	230	677
Utilities	210	-	14	224	390	-	53	443
Retail lending	312	-	30	342	324	-	28	352
Other	35	145	17	197	21	128	13	162
Total other overseas	6,244	26,421	10,678	43,343	5,688	19,790	9,125	34,603
Total gross credit risk[1]	655,413	293,517	176,632	1,125,562	622,315	235,439	174,481	1,032,235

1.	Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

46 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 12. Credit risk management (continued)

12.4Credit quality of financial assets

Credit quality disclosures

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements apply. The credit quality is determined by reference to the credit risk ratings system (refer to Note 12.2) and expectations of future economic conditions under multiple scenarios.

Consolidated		2022				2021
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	393,754	41,790	-	435,544	398,043	21,165	-	419,208
Good/satisfactory	36,862	35,581	-	72,443	55,631	17,851	-	73,482
Weak	1,916	10,133	3,916	15,965	3,245	12,659	5,461	21,365
Total loans - housing	432,532	87,504	3,916	523,952	456,919	51,675	5,461	514,055
Loans - personal
Strong	4,961	99	-	5,060	4,608	69	-	4,677
Good/satisfactory	6,903	1,056	-	7,959	8,780	1,327	-	10,107
Weak	232	433	213	878	310	539	286	1,135
Total loans - personal	12,096	1,588	213	13,897	13,698	1,935	286	15,919
Loans - business
Strong	82,280	5,704	-	87,984	71,336	446	-	71,782
Good/satisfactory	87,770	23,018	-	110,788	93,457	10,674	-	104,131
Weak	84	4,031	3,117	7,232	175	4,562	3,749	8,486
Total loans - business	170,134	32,753	3,117	206,004	164,968	15,682	3,749	184,399
Debt securities
Strong	75,230	-	-	75,230	82,536	-	-	82,536
Good/satisfactory	-	77	-	77	-	48	-	48
Weak	-	774	-	774	-	559	-	559
Total debt securities[2]	75,230	851	-	76,081	82,536	607	-	83,143
Assets held for sale
Strong	20	-	-	20	206	-	-	206
Good/satisfactory	-	-	-	-	786	56	-	842
Weak	-	-	-	-	-	-	-	-
Total assets held for sale	20	-	-	20	992	56	-	1,048
All other financial assets
Strong	116,466	-	-	116,466	81,563	-	-	81,563
Good/satisfactory	596	-	-	596	386	-	-	386
Weak	37	-	-	37	30	-	-	30
Total all other financial assets	117,099	-	-	117,099	81,979	-	-	81,979
Undrawn credit commitments
Strong	150,424	7,235	-	157,659	153,712	1,546	-	155,258
Good/satisfactory	34,011	6,946	-	40,957	38,377	5,119	-	43,496
Weak	100	1,036	347	1,483	130	933	274	1,337
Total undrawn credit commitments[3]	184,535	15,217	347	200,099	192,219	7,598	274	200,091

Total strong	823,135	54,828	-	877,963	792,004	23,226	-	815,230
Total good/satisfactory	166,142	66,678	-	232,820	197,417	35,075	-	232,492
Total weak	2,369	16,407	7,593	26,369	3,890	19,252	9,770	32,912
Total on and off-balance sheet	991,646	137,913	7,593	1,137,152	993,311	77,553	9,770	1,080,634

1.	This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.
2.	Debt securities included $1,187 million (2021: $938 million) at amortised cost. $336 million (2021: $331 million) of these are classified as strong, $77 million (2021: $48 million) are classified as good/satisfactory and $774 million (2021: $559 million) are classified as weak.
3.	There is nil credit commitment on held for sale assets (2021: $828 million).

Details of collateral held in support of these balances are provided in Note 12.5.

WESTPAC GROUP 2022 ANNUAL REPORT 47

Notes to the financial statements

Note 12. Credit risk management (continued)

Parent Entity		2022				2021
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	349,025	40,448	-	389,473	352,163	19,540	-	371,703
Good/satisfactory	30,966	32,458	-	63,424	47,301	16,725	-	64,026
Weak	1,646	9,545	3,587	14,778	2,925	12,186	5,064	20,175
Total loans - housing	381,637	82,451	3,587	467,675	402,389	48,451	5,064	455,904
Loans - personal
Strong	4,506	77	-	4,583	4,204	42	-	4,246
Good/satisfactory	6,582	950	-	7,532	8,386	1,178	-	9,564
Weak	178	334	198	710	231	400	258	889
Total loans - personal	11,266	1,361	198	12,825	12,821	1,620	258	14,699
Loans - business
Strong	70,028	5,284	-	75,312	59,224	393	-	59,617
Good/satisfactory	74,339	19,112	-	93,451	77,251	7,798	-	85,049
Weak	69	3,242	2,839	6,150	142	3,496	3,408	7,046
Total loans - business	144,436	27,638	2,839	174,913	136,617	11,687	3,408	151,712
Debt securities
Strong	69,944	-	-	69,944	77,741	-	-	77,741
Good/satisfactory	-	77	-	77	-	48	-	48
Weak	-	-	-	-	-	-	-	-
Total debt securities[2]	69,944	77	-	70,021	77,741	48	-	77,789
Assets held for sale
Strong	-	-	-	-	180	-	-	180
Good/satisfactory	-	-	-	-	786	56	-	842
Weak	-	-	-	-	-	-	-	-
Total assets held for sale	-	-	-	-	966	56	-	1,022
All other financial assets
Strong[3]	157,534	-	-	157,534	118,449	-	-	118,449
Good/satisfactory	427	-	-	427	273	-	-	273
Weak	31	-	-	31	26	-	-	26
Total all other financial assets[3]	157,992	-	-	157,992	118,748	-	-	118,748
Undrawn credit commitments
Strong	131,918	6,594	-	138,512	133,404	1,327	-	134,731
Good/satisfactory	30,953	5,814	-	36,767	34,365	4,242	-	38,607
Weak	79	945	329	1,353	97	796	250	1,143
Total undrawn credit commitments[4]	162,950	13,353	329	176,632	167,866	6,365	250	174,481

Total strong[3]	782,955	52,403	-	835,358	745,365	21,302	-	766,667
Total good/satisfactory	143,267	58,411	-	201,678	168,362	30,047	-	198,409
Total weak	2,003	14,066	6,953	23,022	3,421	16,878	8,980	29,279
Total on and off-balance sheet[3]	928,225	124,880	6,953	1,060,058	917,148	68,227	8,980	994,355

1.	This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.
2.	Debt securities included $79 million (2021: $50 million) at amortised cost. $2 million (2021: $2 million) of these are classified as strong, $77 million (2021: $48 million) are classified as good/satisfactory.
3.	Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.
4.	There is nil credit commitment on held for sale assets (2021: $828 million).

Details of collateral held in support of these balances are provided in Note 12.5.

48 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 12. Credit risk management (continued)

12.5Credit risk mitigation, collateral and other credit enhancements

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

WESTPAC GROUP 2022 ANNUAL REPORT 49

Notes to the financial statements

Note 12. Credit risk management (continued)

● ● ● ●
Other credit enhancements

The Group only recognises guarantees, standby letters of credit, or credit derivative protection from entities meeting minimum eligibility requirements (provided they are not related to the entity with which Westpac has a credit exposure ) including but not limited to:

●
Sovereign;
●
Australia and New Zealand public sector;
●
ADIs and overseas banks with a minimum risk grade equivalent of A3 / A–; and
●
Others with a minimum risk grade equivalent of A3 / A–.

Credit Portfolio Management (CPM) manages the Group’s corporate, sovereign and bank credit portfolios through monitoring the exposure and any offsetting hedge positions.

CPM purchases credit protection from entities that meet minimum eligibility requirements.

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

Collateral held against loans

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

50 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 12. Credit risk management (continued)

The Group and the Parent Entity’s loan portfolio have the following coverage from collateral held:

			2022					2021
	Housing	Personal	Business	Assets held		Housing	Personal	Business	Assets held
%	loans[1]	loans	loans	for sale	Total	loans[1]	loans	loans	for sale	Total
Performing loans
Consolidated
Fully secured	100.0	10.0	66.0	-	88.9	100.0	9.9	66.2	5.9	89.2
Partially secured	-	24.0	14.6	-	4.5	-	31.2	15.6	92.5	4.8
Unsecured	-	66.0	19.4	-	6.6	-	58.9	18.2	1.6	6.0
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	100.0	10.8	65.9	-	89.2	100.0	10.6	66.6	5.9	89.7
Partially secured	-	25.9	14.4	-	4.3	-	33.5	14.8	92.5	4.5
Unsecured	-	63.3	19.7	-	6.5	-	55.9	18.6	1.6	5.8
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing
loans
Consolidated
Fully secured	93.2	-	54.1	-	73.7	94.6	-	44.9	-	72.2
Partially secured	6.8	42.7	22.7	-	14.7	5.4	45.7	21.9	-	13.1
Unsecured	-	57.3	23.2	-	11.6	-	54.3	33.2	-	14.7
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	-	100.0
Parent Entity
Fully secured	93.2	-	56.7	-	74.8	94.7	-	47.1	-	73.3
Partially secured	6.8	44.4	22.2	-	14.5	5.3	47.8	21.2	-	12.8
Unsecured	-	55.6	21.1	-	10.7	-	52.2	31.7	-	13.9
Total	100.0	100.0	100.0	-	100.0	100.0	100.0	100.0	-	100.0

1.	For the purpose of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case they may be classified as partially secured.

Details of the carrying value and associated provision for ECL are disclosed in Notes 10 and 11 respectively. The credit quality of loans is disclosed in Note 12.4.

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Cash, primarily for derivatives	6,372	2,370	6,300	2,191
Securities under reverse repurchase agreements[2]	8,838	2,916	8,838	2,744
Securities under derivatives and stock borrowing[2]	58	9	58	9
Total other collateral held	15,268	5,295	15,196	4,944

2.	Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.

WESTPAC GROUP 2022 ANNUAL REPORT 51

Notes to the financial statements

Deposits and other funding arrangements

Note 13. Deposits and other borrowings1

Accounting policy

Deposits and other borrowings are initially recognised at fair value and subsequently either measured at amortised cost using the effective interest method or at fair value.
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

Refer to Note 23 for balances measured at fair value and amortised cost.
Interest expense incurred is recognised in net interest income using the effective interest method.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Australia
Certificates of deposit	30,507	31,506	30,507	31,506
Non-interest bearing, repayable at call	55,180	52,819	55,180	52,819
Other interest bearing at call	352,544	345,416	352,544	345,416
Other interest bearing term	127,921	102,775	127,921	102,775
Total Australia	566,152	532,516	566,152	532,516
New Zealand
Certificates of deposit	2,588	3,293	-	-
Non-interest bearing, repayable at call	12,674	14,066	-	-
Other interest bearing at call	27,517	31,354	-	-
Other interest bearing term	28,423	27,042	-	-
Total New Zealand	71,202	75,755	-	-
Other overseas
Certificates of deposit	13,200	11,839	13,200	11,839
Non-interest bearing, repayable at call	1,178	919	473	357
Other interest bearing at call	1,883	1,751	1,569	1,446
Other interest bearing term	5,514	4,175	5,351	4,029
Total other overseas	21,775	18,684	20,593	17,671
Total deposits and other borrowings	659,129	626,955	586,745	550,187

The following table shows average balances and average rates in each of the past two years for major categories of deposits.

	2022		2021
	Average	Average	Average	Average
	balance	rate	balance	rate
Consolidated	$m	%	$m	%
Australia
Non-interest bearing, repayable at call	54,178		49,592
Certificates of deposit	29,839	0.7	28,242	0.1
Other interest bearing at call	359,080	0.4	322,333	0.2
Other interest bearing term	105,074	0.7	107,100	0.6
Total Australia	548,171		507,267
Overseas
Non-interest bearing, repayable at call	15,069		12,433
Certificates of deposit	17,469	1.1	11,035	0.4
Other interest bearing at call	31,485	0.7	30,231	0.2
Other interest bearing term	33,007	1.7	32,410	1.1
Total overseas	97,030		86,109

1. Non-interest bearing relates to instruments which do not carry a rate of interest.

52 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 13. Deposits and other borrowings (continued)

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

		Over	Over
Consolidated	Up to	3 months to	6 months to	Over
$m	3 months	6 months	1 year	1 year	Total
Certificates of deposit in excess of insured amounts
Australia	23,825	6,076	587	19	30,507
New Zealand	2,083	474	31	-	2,588
Other overseas	4,188	6,729	2,283	-	13,200
Total certificates of deposit in excess of insured amounts	30,096	13,279	2,901	19	46,295
Term deposits in excess of insured amounts
Australia	46,781	20,060	21,444	4,795	93,080
New Zealand	12,256	8,317	6,472	1,378	28,423
Other overseas	4,635	247	473	158	5,513
Total term deposits in excess of insured amounts	63,672	28,624	28,389	6,331	127,016
Interbank term deposits in excess of insured amounts[1]
Australia	3,264	555	9	-	3,828
New Zealand	25	-	-	-	25
Other overseas	-	-	-	30	30
Total interbank term deposits in excess of insured amounts	3,289	555	9	30	3,883

1.Interbank term deposits are included in Note 20..

WESTPAC GROUP 2022 ANNUAL REPORT 53

Notes to the financial statements

Note 14. Debt issues

Accounting policy

Debt issues are bonds, notes, commercial paper and debentures that have been issued by entities in the Group.
Debt issues are initially measured at fair value and subsequently either measured at amortised cost using the effective interest method or at fair value.
Debt issues are designated at fair value if they reduce or eliminate an accounting mismatch or contain an embedded derivative.

The change in the fair value that is due to credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in non-interest income.

Refer to Note 23 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised within net interest income using the effective interest method.

In the following table, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Short-term debt
Own issuances	30,332	19,595	25,498	16,752
Total short-term debt	30,332	19,595	25,498	16,752
Long-term debt
Covered bonds	31,802	31,374	28,664	27,234
Senior	77,219	72,804	67,635	64,224
Securitisation	4,973	5,000	-	-
Structured notes	-	6	-	-
Subordinated perpetual notes[1]	542	-	542	-
Total long-term debt	114,536	109,184	96,841	91,458
Total debt issues	144,868	128,779	122,339	108,210

Movement reconciliation ($m)
Balance as at beginning of year	128,779	150,325	108,210	127,666
Issuances	73,309	46,799	58,657	37,868
Maturities, repayments, buy-backs and reductions	(55,899)	(65,272)	(44,222)	(54,425)
Total cash movements	17,410	(18,473)	14,435	(16,557)
FX translation impact	6,118	(1,428)	6,188	(1,311)
Fair value adjustments	(566)	(115)	(557)	(115)
Fair value hedge accounting adjustments	(7,561)	(1,674)	(6,583)	(1,607)
Other[1]	688	144	646	134
Total non-cash movements	(1,321)	(3,073)	(306)	(2,899)
Balance as at end of year	144,868	128,779	122,339	108,210

1.	In 2022, subordinated perpetual notes of $542 million were reclassified from loan capital to debt issues as these notes no longer qualify as Tier 2 capital under APRA's capital adequacy framework.

54 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 14. Debt issues (continued)

Consolidated
$m	2022	2021
Short-term debt
Own issuances:
US commercial paper	29,252	19,595
Senior Debt:
GBP	770	-
USD	154	-
Other	156	-
Total short-term debt	30,332	19,595
Long-term debt (by currency):
AUD	30,758	27,634
CHF	3,261	3,052
EUR	26,002	31,380
GBP	3,092	3,049
JPY	913	1,141
NZD	2,966	3,522
USD	45,471	36,031
Other	2,073	3,375
Total long-term debt	114,536	109,184

The Group manages FX exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 21.

Note 15. Loan capital

Accounting policy

Loan capital are instruments issued by the Group which qualify for inclusion as regulatory capital under the standards issued by the prudential regulator in the relevant jurisdiction. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. Interest expense incurred is recognised in net interest income.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Additional Tier 1 (AT1) loan capital
Westpac capital notes	8,046	8,403	8,046	8,403
USD AT1 securities	1,749	1,813	1,749	1,813
Total AT1 loan capital	9,795	10,216	9,795	10,216
Tier 2 loan capital
Subordinated notes	21,459	18,362	20,939	18,362
Subordinated perpetual notes[1]	-	489	-	489
Total Tier 2 loan capital	21,459	18,851	20,939	18,851
Total loan capital	31,254	29,067	30,734	29,067

Movement reconciliation ($m)
Balance as at beginning of year	29,067	23,949	29,067	23,949
Issuances	6,527	7,628	6,007	7,628
Maturities, repayments, buy-backs and reductions	(2,344)	(1,548)	(2,344)	(1,548)
Total cash movements	4,183	6,080	3,663	6,080
FX translation impact	1,723	(86)	1,723	(86)
Fair value hedge accounting adjustments	(3,254)	(902)	(3,254)	(902)
Other[1]	(465)	26	(465)	26
Total non-cash movements	(1,996)	(962)	(1,996)	(962)
Balance as at end of year	31,254	29,067	30,734	29,067

1.	In 2022, subordinated perpetual notes of $542 million were reclassified from loan capital to debt issues as these notes no longer qualify as Tier 2 capital under APRA's capital adequacy framework.

WESTPAC GROUP 2022 ANNUAL REPORT 55

Notes to the financial statements

Note 15. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments is provided below1.

Consolidated and Parent Entity		Potential scheduled	Optional
$m	Distribution or interest rate	conversion date[2]	redemption date[3]	2022	2021
Westpac capital notes (WCN)
AUD 1,311 million WCN2	(3-month BBSW rate + 3.05% p.a.)	23 September 2024	23 September 2022[4]	-	1,309
	x (1 - Australian corporate tax rate)
AUD 1,702 million WCN4	(3-month BBSW rate + 4.90% p.a.)	20 December 2023	20 December 2021[5]	-	549
	x (1 - Australian corporate tax rate)
AUD 1,690 million WCN5	(3-month BBSW rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,684	1,682
	x (1 - Australian corporate tax rate)
AUD 1,423 million WCN6	(3-month BBSW rate + 3.70% p.a.)	31 July 2026	31 July 2024	1,419	1,417
	x (1 - Australian corporate tax rate)
AUD 1,723 million WCN7	(3-month BBSW rate + 3.40% p.a.)	22 March 2029	22 March 2027	1,711	1,709
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN8	(3-month BBSW rate + 2.90% p.a.)	21 June 2032	21 September 2029	1,738	1,737
	x (1 - Australian corporate tax rate)
AUD 1,509 million WCN9	(3-month BBSW rate + 3.40% p.a.)	22 June 2031	22 September 2028	1,494	-
	x (1 - Australian corporate tax rate)
Total WCN				8,046	8,403
USD AT1 securities
USD 1,250 million USD AT1 securities	5.00% p.a. until but excluding 21	n/a	21 September 2027	1,749	1,813
	September 2027 (first reset date). If
	not redeemed, converted or written-
	off earlier, from, and including, each
	reset date[6] to, but excluding, the
	next succeeding reset date, at a
	fixed rate p.a. equal to the prevailing
	5-year USD mid-market swap rate
	plus 2.89% p.a.
Total USD AT1 securities				1,749	1,813

1.	AUD unless otherwise noted.
2.

Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied, if ever.

3.

Certain AT1 securities may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac may elect to redeem the relevant AT1 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.

4.

On 20 July 2022, AUD 689 million of WCN2 were transferred to the WCN2 nominated party for AUD 100 each pursuant to the WCN9 reinvestment offer. Those WCN2 were subsequently redeemed and cancelled by Westpac. On 23 September 2022, the outstanding AUD 622 million of WCN2 were redeemed and cancelled by Westpac for AUD 100 each.

5.

On 15 September 2021, AUD 1,152 million of WCN4 were transferred to the WCN4 nominated party for AUD 100 each pursuant to the WCN8 reinvestment offer. Those WCN4 were subsequently redeemed and cancelled by Westpac. On 20 December 2021, the outstanding AUD 550 million of WCN4 were redeemed and cancelled by Westpac for AUD 100 each.

6.	Every fifth anniversary after the first reset date is a reset date.

Common features of AT1 instruments issued by Westpac Banking Corporation

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

56 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 15. Loan capital (continued)

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

A non-viability trigger event will occur when APRA notifies Westpac in writing that it believes conversion of AT1 instruments (or conversion, write-off or write-down of relevant capital instruments of the Westpac Group), or public sector injection of capital (or equivalent support), in each case is necessary because without it, Westpac would become non-viable.

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

1.	Scheduled conversion does not apply to USD AT1 securities.
2.	Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ for the purpose of measuring capital adequacy. Level 2 is the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation.
3.	Excludes USD AT1 securities.

WESTPAC GROUP 2022 ANNUAL REPORT 57

Notes to the financial statements

Note 15. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of the Group’s Tier 2 instruments is provided below1:

			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2022	2021
Subordinated notes issued by Westpac Banking Corporation

AUD 350 million	4.50% p.a. until but excluding 11 March 2022.	11 March 2027	11 March 2022[4]	-	351
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 1.95% p.a., the sum of which will
	be annualised.
SGD 325 million	4.00% p.a. until but excluding 12 August 2022.	12 August 2027	12 August 2022[4]	-	337
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year SGD swap offer rate plus 1.54%
	p.a.
AUD 175 million	4.80% p.a. until but excluding 14 June 2023.	14 June 2028	14 June 2023	172	181
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 2.65% p.a., each of which will be
	annualised.
USD 100 million	Fixed 5.00% p.a.	23 February 2046	n/a	121	148
subordinated notes
JPY 20,000 million	Fixed 1.16% p.a.	19 May 2026	n/a	212	249
subordinated notes
JPY 10,200 million	Fixed 1.16% p.a.	2 June 2026	n/a	108	127
subordinated notes
JPY 10,000 million	Fixed 0.76% p.a.	9 June 2026	n/a	106	124
subordinated notes
JPY 8,000 million	0.9225% p.a. until but excluding 7 October 2021.	7 October 2026	7 October 2021[4]	-	99
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year JPY mid-swap rate plus
	1.0005% p.a.
USD 1,500 million	4.322% p.a. until but excluding 23 November 2026.	23 November 2031	23 November 2026	2,134	2,181
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year USD mid-swap rate plus 2.236%
	p.a.
JPY 12,000 million	0.87% p.a. until but excluding 6 July 2022. Thereafter,	6 July 2027	6 July 2022[4]	-	149
subordinated notes	if not redeemed, a fixed rate p.a. equal to the
	five-year JPY mid-swap rate plus 0.78% p.a.
JPY 13,500 million	0.868% p.a. until but excluding 6 July 2022.	6 July 2027	6 July 2022[4]	-	168
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year JPY mid-swap rate plus 0.778%
	p.a.
HKD 600 million	3.15% p.a. until but excluding 14 July 2022. Thereafter,	14 July 2027	14 July 2022[4]	-	108
subordinated notes	if not redeemed, a fixed rate p.a. equal to the
	five-year HKD mid-swap rate plus 1.34% p.a.
AUD 350 million	4.334% p.a. until but excluding 16 August 2024.	16 August 2029	16 August 2024	350	350
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year AUD semi-quarterly mid-swap
	reference rate plus 1.83% p.a., each of which will be
	annualised.
AUD 185 million	Fixed 5.00% p.a.	24 January 2048	n/a	184	185
subordinated notes
AUD 250 million	3-month BBSW rate + 1.40% p.a.	16 February 2028	16 February 2023	248	250
subordinated notes
AUD 130 million	Fixed 5.00% p.a.	2 March 2048	n/a	130	130
subordinated notes
AUD 725 million	3-month BBSW rate + 1.80% p.a.	22 June 2028	22 June 2023	722	724
subordinated notes
USD 1,000 million	Fixed 4.421% p.a.	24 July 2039	n/a	1,257	1,481
subordinated notes

1.	Excludes subordinated perpetual notes.
2.	Interest payments are made periodically as set out in the terms of the subordinated notes.
3.

Certain Tier 2 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac Banking Corporation may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.

4.	The subordinated notes were redeemed in full on the optional redemption date.

58 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 15. Loan capital (continued)

Tier 2 loan capital (continued)

A summary of the key terms and common features of the Group’s Tier 2 instruments is continued below1:

			Optional
$m	Interest rate[2]	Maturity date	redemption date[3]	2022	2021
Subordinated notes issued by Westpac Banking Corporation

USD 1,250 million	4.110% p.a. until but excluding 24 July 2029.	24 July 2034	24 July 2029	1,708	1,813
subordinated notes	Thereafter, if not redeemed a fixed rate p.a. equal to
	the five-year USD treasury rate plus 2% p.a.
AUD 1,000 million	3-month BBSW rate + 1.98% p.a.	27 August 2029	27 August 2024	998	999
subordinated notes
USD 1,500 million	2.894% p.a. until but excluding 4 February	4 February 2030	4 February 2025	2,166	2,133
subordinated notes	2025. Thereafter, if not redeemed, a fixed rate p.a.
	equal to the five-year USD treasury rate plus
	1.350% p.a.
USD 1,500 million	2.668% p.a. until but excluding 15 November 2030.	15 November 2035	15 November 2030	1,835	1,970
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a. equal to
	the five-year USD treasury rate plus 1.750% p.a.
USD 1,000 million	Fixed 2.963% p.a.	16 November 2040	n/a	1,054	1,264
subordinated notes
AUD 1,250 million	3-month BBSW rate + 1.55% p.a.	29 January 2031	29 January 2026	1,239	1,237
subordinated notes
EUR 1,000 million	0.766% p.a. until but excluding 13 May 2026.	13 May 2031	13 May 2026	1,342	1,604
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a. equal to
	the prevailing 5-year EUR mid-market swap rate plus 1.05% p.a.
USD 1,000 million	Fixed 3.133% p.a.	18 November 2041	n/a	1,118	-
subordinated notes
USD 1,250 million	3.020% p.a. until but excluding 18 November 2031.	18 November 2036	18 November 2031	1,579	-
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a. equal to
	the five-year USD treasury rate plus 1.53% p.a.
JPY 26,000 million	1.25% p.a. until but excluding 8 June 2027. Thereafter,	8 June 2032	8 June 2027	275	-
subordinated notes	if not redeemed, a fixed rate p.a. equal to the five-
	year Japanese government bond rate plus 1.25% p.a.
USD 1,000 million	5.405% p.a. until but excluding 10 August 2032.	10 August 2033	10 August 2032	1,411	-
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a. equal to
	the one-year USD treasury rate plus 2.68% p.a.
SGD 450 million	4.65% p.a. until but excluding 7 September 2027.	7 September 2032	7 September 2027	470	-
subordinated notes	Thereafter, if not redeemed, a fixed rate p.a. equal
	to the prevailing five-year SORA Overnight Indexed Swap rate plus
	1.751% p.a.

Total subordinated notes issued by Westpac Banking Corporation				20,939	18,362
Subordinated notes issued by Westpac New Zealand Limited[4]
NZD 600 million	Fixed 6.19% until but excluding 16 September 2027.	16 September 2032	16 September 2027	520	-
subordinated notes	Thereafter, if not redeemed a fixed rate p.a. equal to		and every interest
	the prevailing New Zealand 3-month Bank bill rate +		payment date
	2.10% p.a.		thereafter
Total subordinated notes issued by Westpac New Zealand				520	-
Total subordinated notes				21,459	18,362

1.	Excludes subordinated perpetual notes.
2.	Interest payments are made periodically as set out in the terms of the subordinated notes.
3.

Certain Tier 2 instruments issued by Westpac Banking Corporation may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac Banking Corporation may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA's prior written approval.

4.

For subordinated notes issued by Westpac New Zealand Limited, it may elect to redeem all or some of the Tier 2 instruments for their face value together with accrued interest (if any) on the optional redemption date or any interest payment date thereafter, subject to RBNZ’s prior written approval. Early redemption of all of the Tier 2 instruments for certain tax or regulatory reasons is permitted on an interest payment date subject to the RBNZ’s prior written approval.

Common features of subordinated notes

Issued by Westpac Banking Corporation

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

WESTPAC GROUP 2022 ANNUAL REPORT 59

Notes to the financial statements

Note 15. Loan capital (continued)

Tier 2 loan capital (continued)

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

Issued by Westpac New Zealand Limited

Interest payments are subject to Westpac New Zealand Limited being solvent at the time of, and immediately following, the interest payment.

Non-viability trigger event

Tier 2 instruments issued by Westpac New Zealand Limited do not have a non-viability trigger event. These instruments qualify as Tier 2 capital under the RBNZ capital adequacy framework but not under APRA’s capital adequacy framework.

Subordinated perpetual notes issued by Westpac Banking Corporation

These notes have no final maturity but Westpac can choose to redeem them at par on any interest payment date falling on or after September 1991, subject to APRA approval and certain other conditions. Interest is cumulative and payable on the notes semi-annually at a rate of 6-month US$ LIBOR plus 0.15% p.a., subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12-month period.

The rights of the noteholders and coupon holders are subordinated to the claims of all creditors (including depositors) of Westpac other than creditors whose claims against Westpac rank equally with, or junior to, these notes.

In 2022, these instruments were reclassified from loan capital to debt issues as they no longer qualify as Tier 2 capital under APRA's capital adequacy framework.

Note 16. Securitisation, covered bonds and other transferred assets

The Group enters into transactions in the normal course of business by which financial assets are transferred to counterparties or structured entities. Depending on the circumstances, these transfers may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer. For the Group’s accounting policy on derecognition of financial assets refer to the notes to the financial statements section before Note 10 titled ‘Financial assets and financial liabilities’. Refer to Note 1 for accounting policy changes in internal securitisation.

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

Undrawn funding and liquidity facilities of $406 million (2021: $435 million) were provided by Westpac for the securitisation of its own assets.

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

60 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 16. Securitisation, covered bonds and other transferred assets (continued)

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. Trading securities or Investment securities).

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 20 for further details.

The following tables present Westpac’s assets transferred and their associated liabilities.

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
	transferred	associated	transferred	associated	value
$m	assets	liabilities	assets	liabilities	position
Consolidated
2022
Securitisation[1]	5,001	4,973	4,955	4,932	23
Covered bonds[2]	45,809	31,802	n/a	n/a	n/a
Repurchase agreements	57,934	41,257	n/a	n/a	n/a
Total	108,744	78,032	4,955	4,932	23
2021
Securitisation[1]	5,016	5,000	5,035	5,044	(9)
Covered bonds[2]	35,287	31,374	n/a	n/a	n/a
Repurchase agreements	52,213	35,899	n/a	n/a	n/a
Total	92,516	72,273	5,035	5,044	(9)
Parent Entity
2022
Securitisation[1]	6,004	5,961	5,948	5,919	29
Covered bonds[2]	39,179	28,664	n/a	n/a	n/a
Repurchase agreements	53,512	37,764	n/a	n/a	n/a
Total	98,695	72,389	5,948	5,919	29
2021
Securitisation[1,3]	6,189	6,172	6,212	6,193	19
Covered bonds[2]	28,109	27,234	n/a	n/a	n/a
Repurchase agreements	49,262	33,346	n/a	n/a	n/a
Total[3]	83,560	66,752	6,212	6,193	19

1.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.
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

3.	Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

WESTPAC GROUP 2022 ANNUAL REPORT 61

Notes to the financial statements

Other financial instrument disclosures

Note 17. Trading securities and financial assets measured at FVIS

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

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Trading securities
Government and semi-government securities	7,026	11,432	6,159	9,535
Other debt securities	5,173	3,064	4,175	2,960
Equity securities	-	3	-	3
Other	747	520	747	520
Total trading securities	12,946	15,019	11,081	13,018
Reverse repurchase agreements	8,988	2,937	8,988	2,763
Other financial assets measured at FVIS
Other debt securities	2,391	3,038	2,342	2,975
Equity securities	7	107	6	23
Total other financial assets measured at FVIS	2,398	3,145	2,348	2,998
Total trading securities and financial assets measured at FVIS	24,332	21,101	22,417	18,779

62 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 18. Investment securities

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

Impairment is measured using the same ECL model applied to financial assets measured at amortised cost. Impairment is recognised in the income statement with a corresponding amount in OCI with no reduction of the carrying value of the debt security which remains at fair value. Refer to Note 11 for further details.

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

These securities are initially recognised at fair value plus directly attributable transaction costs. They are subsequently measured at amortised cost using the effective interest method and are presented net of any provision for ECL.

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

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	60,427	66,421	57,233	63,057
Other debt securities	14,467	15,784	12,709	14,682
Equity securities	390	277	157	75
Total investment securities measured at FVOCI[1]	75,284	82,482	70,099	77,814
Investment securities measured at amortised cost
Government and semi-government debt securities	1,185	900	77	48
Other debt securities	2	38	2	2
Total investment securities measured at amortised cost	1,187	938	79	50
Provision for ECL on debt securities at amortised cost	(6)	(3)	(2)	(1)
Total net investment securities measured at amortised cost	1,181	935	77	49
Total investment securities	76,465	83,417	70,176	77,863

1.	Impairment is recognised in the income statement with a corresponding amount in OCI (refer to Note 27). There is no reduction of the carrying value of the debt securities which remains at fair value.

WESTPAC GROUP 2022 ANNUAL REPORT 63

Notes to the financial statements

Note 18 Investment securities (continued)

The following table shows the maturities and the weighted average yield of the Group’s outstanding investment securities as at 30 September 2022. There are no tax-exempt securities.

			Over 1		Over 5
	Up to		year to 5		years to		Over		No specific			Weighted
	1 year		years		10 years		10 years		maturity		Total	average
2022	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying Amount
Government and semi-government securities	17,052	1.5	28,932	1.2	13,679	1.6	1,943	1.6	-	-	61,606	1.3
Other debt securities	3,609	1.4	10,816	1.6	44	5.0	-	-	-	-	14,469	1.5
Equity securities	-	-	-	-	-	-	-	-	390	-	390	-
Total by maturity	20,661		39,748		13,723		1,943		390		76,465

The maturity profile is determined based upon contractual terms for investment securities.

Note 19. Other financial assets

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Accrued interest receivable	1,266	720	1,123	624
Securities sold not delivered	2,521	3,542	2,521	3,542
Trade debtors	619	574	503	397
Interbank lending	223	592	218	73
Clearing and settlement balances	477	564	447	524
Accrued fees and commissions	369	264	265	187
Other	151	138	151	139
Total other financial assets	5,626	6,394	5,228	5,486

64 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 20. Other financial liabilities

Accounting policy

Other financial liabilities include liabilities measured at amortised cost as well as liabilities which are measured at FVIS. Financial liabilities measured at FVIS include:
● trading liabilities (i.e. securities sold short); and
● liabilities designated at FVIS (i.e. certain repurchase agreements). Refer to Note 23 for balances measured at fair value and amortised cost. Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. ‘Trading securities’ or ‘Investment securities’).

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

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Repurchase agreements	41,257	35,899	37,764	33,346
Interbank placements	4,893	4,080	4,888	4,079
Accrued interest payable	1,738	944	1,474	829
Securities purchased not delivered	1,880	3,286	1,880	3,286
Trade creditors and other accrued expenses	1,045	1,392	893	1,124
Settlement and clearing balances	729	708	718	695
Securities sold short	3,345	2,331	3,345	2,331
Other	1,473	1,669	1,390	1,573
Total other financial liabilities	56,360	50,309	52,352	47,263

WESTPAC GROUP 2022 ANNUAL REPORT 65

Notes to the financial statements

Note 21. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values are derived from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

The Group uses derivative financial instruments for meeting customers’ needs, our Asset and Liability Management (ALM) activities, and undertaking market making and positioning activities.

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

For more details regarding the Group’s ALM activities, refer to Note 22.

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

66 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below.

					Total derivatives
Consolidated	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2022

Interest rate contracts[1]
Forward rate agreements	-	-	-	-	-	-
Swap agreements	62,828	(65,231)	6,171	(10,002)	68,999	(75,233)
Options	335	(379)	-	-	335	(379)
Total interest rate contracts	63,163	(65,610)	6,171	(10,002)	69,334	(75,612)
FX contracts
Spot and forward contracts	18,609	(17,633)	28	(55)	18,637	(17,688)
Cross currency swap agreements	18,194	(14,412)	486	(787)	18,680	(15,199)
Options	392	(374)	-	-	392	(374)
Total FX contracts	37,195	(32,419)	514	(842)	37,709	(33,261)
Credit default swaps
Credit protection bought	32	(3)	-	-	32	(3)
Credit protection sold	3	(29)	-	-	3	(29)
Total credit default swaps	35	(32)	-	-	35	(32)
Commodity contracts	116	(402)	-	-	116	(402)
Equities	1	-	-	-	1	-
Total of gross derivatives	100,510	(98,463)	6,685	(10,844)	107,195	(109,307)
Impact of netting arrangements	(59,813)	59,806	(6,099)	9,933	(65,912)	69,739
Total of net derivatives	40,697	(38,657)	586	(911)	41,283	(39,568)

2021

Interest rate contracts[1]
Forward rate agreements	1	(1)	-	-	1	(1)
Swap agreements	30,491	(29,630)	3,530	(5,437)	34,021	(35,067)
Options	115	(121)	-	-	115	(121)
Total interest rate contracts	30,607	(29,752)	3,530	(5,437)	34,137	(35,189)
FX contracts
Spot and forward contracts	5,896	(5,554)	38	(51)	5,934	(5,605)
Cross currency swap agreements	6,433	(6,912)	749	(175)	7,182	(7,087)
Options	198	(173)	-	-	198	(173)
Total FX contracts	12,527	(12,639)	787	(226)	13,314	(12,865)
Credit default swaps
Credit protection bought	-	(15)	-	-	-	(15)
Credit protection sold	13	-	-	-	13	-
Total credit default swaps	13	(15)	-	-	13	(15)
Commodity contracts	227	(360)	-	-	227	(360)
Equities	2	-	-	-	2	-
Total of gross derivatives	43,376	(42,766)	4,317	(5,663)	47,693	(48,429)
Impact of netting arrangements	(25,010)	25,240	(3,330)	5,130	(28,340)	30,370
Total of net derivatives	18,366	(17,526)	987	(533)	19,353	(18,059)

1.	The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

WESTPAC GROUP 2022 ANNUAL REPORT 67

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

					Total derivatives
Parent Entity	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2022

Interest rate contracts[1]
Forward rate agreements	-	-	-	-	-	-
Swap agreements	63,939	(65,541)	5,025	(9,683)	68,964	(75,224)
Options	335	(379)	-	-	335	(379)
Total interest rate contracts	64,274	(65,920)	5,025	(9,683)	69,299	(75,603)
FX contracts
Spot and forward contracts	18,621	(17,633)	15	(55)	18,636	(17,688)
Cross currency swap agreements	18,414	(14,921)	146	(177)	18,560	(15,098)
Options	392	(374)	-	-	392	(374)
Total FX contracts	37,427	(32,928)	161	(232)	37,588	(33,160)
Credit default swaps
Credit protection bought	32	(3)	-	-	32	(3)
Credit protection sold	3	(29)	-	-	3	(29)
Total credit default swaps	35	(32)	-	-	35	(32)
Commodity contracts	116	(402)	-	-	116	(402)
Equities	1	-	-	-	1	-
Total of gross derivatives	101,853	(99,282)	5,186	(9,915)	107,039	(109,197)
Impact of netting arrangements	(60,925)	60,121	(4,987)	9,618	(65,912)	69,739
Total of net derivatives	40,928	(39,161)	199	(297)	41,127	(39,458)

2021

Interest rate contracts[1]
Forward rate agreements	1	(1)	-	-	1	(1)
Swap agreements	30,779	(29,764)	3,228	(5,261)	34,007	(35,025)
Options	115	(121)	-	-	115	(121)
Total interest rate contracts	30,895	(29,886)	3,228	(5,261)	34,123	(35,147)
FX contracts
Spot and forward contracts	5,929	(5,603)	5	(2)	5,934	(5,605)
Cross currency swap agreements	6,452	(6,925)	519	(34)	6,971	(6,959)
Options	198	(173)	-	-	198	(173)
Total FX contracts	12,579	(12,701)	524	(36)	13,103	(12,737)
Credit default swaps
Credit protection bought	-	(15)	-	-	-	(15)
Credit protection sold	13	-	-	-	13	-
Total credit default swaps	13	(15)	-	-	13	(15)
Commodity contracts	227	(360)	-	-	227	(360)
Equities	1	-	-	-	1	-
Total of gross derivatives	43,715	(42,962)	3,752	(5,297)	47,467	(48,259)
Impact of netting arrangements	(25,299)	25,365	(3,041)	5,005	(28,340)	30,370
Total of net derivatives	18,416	(17,597)	711	(292)	19,127	(17,889)

1.The fair value of futures contracts is settled daily with the exchange, and therefore have been excluded from this table.

68 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 69

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

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

The Group uses FX forward contracts when hedging the currency translation risk arising from net investments in foreign operations. The Group currently applies hedge accounting, predominantly to its net investment in New Zealand operations which is the most material offshore operation and therefore the hedged risk is the movement of the NZD against the AUD. Ineffectiveness only arises if the notional values of the FX forward contracts exceed the net investment.

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

Interest Rate Benchmark Reform

The Group's hedging relationships include hedged items and hedging instruments that are impacted by IBOR reform. Refer to Note 22 for further details of the Group’s exposure to IBOR reform.

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2022

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,263	73,774	39,836	124,873	2,504	(8,073)
	Cross currency swap	Interest rate risk	1,100	9,775	2,442	13,317	(189)	(867)
Cash flow hedges	Cross currency swap	FX risk	1,100	9,775	2,442	13,317	675	80
Net investment hedges	Forward contracts	FX risk	2,803	-	-	2,803	28	(55)
Total one-to-one hedge relationships			16,266	93,324	44,720	154,310	3,018	(8,915)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	22,328	417	(12)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	213,756	3,250	(1,917)
Total macro hedge relationships			n/a	n/a	n/a	236,084	3,667	(1,929)
Total of gross hedging derivatives			n/a	n/a	n/a	390,394	6,685	(10,844)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(6,099)	9,933
Total of net hedging derivatives			n/a	n/a	n/a	n/a	586	(911)

70 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2021

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,674	59,022	54,250	124,946	2,402	(4,889)
	Cross currency swap	Interest rate risk	4,717	5,251	3,604	13,572	227	-
Cash flow hedges	Cross currency swap	FX risk	5,905	5,251	3,604	14,760	522	(175)
Net investment hedges	Forward contracts	FX risk	6,574	-	-	6,574	38	(51)
Total one-to-one hedge relationships			28,870	69,524	61,458	159,852	3,189	(5,115)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	28,258	60	(24)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	201,339	1,068	(524)
Total macro hedge relationships			n/a	n/a	n/a	229,597	1,128	(548)

Total of gross hedging derivatives			n/a	n/a	n/a	389,449	4,317	(5,663)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,330)	5,130
Total of net hedging derivatives			n/a	n/a	n/a	n/a	987	(533)

			Notional amounts
				Over
Parent Entity			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2022

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	10,957	72,890	39,836	123,683	2,470	(8,070)
	Cross currency swap	Interest rate risk	863	1,064	759	2,686	(16)	(94)
Cash flow hedges	Cross currency swap	FX risk	863	1,064	759	2,686	162	(83)
Net investment hedges	Forward contracts	FX risk	1,792	-	-	1,792	15	(55)
Total one-to-one hedge relationships			14,475	75,018	41,354	130,847	2,631	(8,302)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,632	119	(1)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	192,136	2,436	(1,612)
Total macro hedge relationships			n/a	n/a	n/a	194,768	2,555	(1,613)
Total of gross hedging derivatives			n/a	n/a	n/a	325,615	5,186	(9,915)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(4,987)	9,618
Total of net hedging derivatives			n/a	n/a	n/a	n/a	199	(297)

2021

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,283	57,732	54,250	123,265	2,400	(4,837)
	Cross currency swap	Interest rate risk	3,108	1,682	707	5,497	165	-
Cash flow hedges	Cross currency swap	FX risk	3,108	1,682	707	5,497	354	(34)
Net investment hedges	Forward contracts	FX risk	1,263	-	-	1,263	5	(2)
Total one-to-one hedge relationships			18,762	61,096	55,664	135,522	2,924	(4,873)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,872	7	(1)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	180,533	821	(423)
Total macro hedge relationships			n/a	n/a	n/a	183,405	828	(424)
Total of gross hedging derivatives			n/a	n/a	n/a	318,927	3,752	(5,297)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(3,041)	5,005
Total of net hedging derivatives			n/a	n/a	n/a	n/a	711	(292)

WESTPAC GROUP 2022 ANNUAL REPORT 71

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2022	2021
Consolidated

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	not material	0.6823
			EUR:NZD	0.5965	0.6086
			USD:NZD	0.6949	not material
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.1200	1.0505
			USD:AUD	0.6926	n/a

Parent Entity

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6650	0.6823
			JPY:AUD	79.6448	79.6302
			CHF:AUD	0.7350	0.7679
			CNH:AUD	4.8253	4.9359
			HKD:AUD	5.5373	not material
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.1171	1.0460
			USD:AUD	0.6926	n/a

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2022		2021
		FVHA		FVHA
	Carrying amount of	included in carrying	Carrying amount of	included in carrying
$m	hedged item	amount	hedged item	amount
Consolidated

Interest rate risk
Investment securities	39,355	(4,469)	60,657	117
Loans	21,798	(532)	28,340	(59)
Debt issues and loan capital	(88,112)	8,832	(84,776)	(1,983)

Parent Entity

Interest rate risk
Investment securities	38,188	(4,419)	59,008	101
Loans	2,441	(192)	3,009	(5)
Debt issues and loan capital	(78,448)	7,907	(76,634)	(1,931)

There were losses of $3 million (2021: nil) FVHA included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

	2022			2021
	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Consolidated
Cash flow hedge reserve
Balance as at beginning of year	394	(118)	276	73	(132)	(59)
Net gains/(losses) from changes in fair value	1,224	80	1,304	352	(56)	296
Transferred to interest income	(471)	37	(434)	(31)	70	39
Balance as at end of year	1,147	(1)	1,146	394	(118)	276
Parent Entity
Cash flow hedge reserve
Balance as at beginning of year	243	(49)	194	83	(53)	30
Net gains/(losses) from changes in fair value	846	35	881	201	(24)	177
Transferred to interest income	(460)	15	(445)	(41)	28	(13)
Balance as at end of year	629	1	630	243	(49)	194

72 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 21. Derivative financial instruments (continued)

There were losses of $18 million (2021: $176 million) remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied for the Group and Parent Entity.

As disclosed in Note 27, the net gains from changes in the fair value of net investment hedges were $236 million (2021: net loss $198 million) for the Group and $15 million (2021: net loss $41 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $146 million (2021: $210 million) for the Group and $149 million (2021: $214 million) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

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

The following tables provide information regarding the determination of hedge effectiveness:

			Change in
			fair value	Change in
			of hedging	value of the		Hedge
			instrument	hedged item	Hedge	ineffectiveness
			used for	used for	ineffectiveness	recognised in
Consolidated			calculating	calculating	recognised in	non-interest
$m	Hedging instrument	Hedged risk	ineffectiveness	ineffectiveness	interest income	income
Consolidated

2022

Fair value hedges	Interest rate swap	Interest rate risk	(4,540)	4,548	8	n/a
	Cross currency swap	Interest rate risk	(1,210)	1,208	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	670	(753)	(83)	n/a
	Cross currency swap	FX risk	117	(117)	-	n/a
Net investment hedges	Forward contracts	FX risk	236	(236)	n/a	-
Total			(4,727)	4,650	(77)	-

2021

Fair value hedges	Interest rate swap	Interest rate risk	957	(959)	(2)	n/a
	Cross currency swap	Interest rate risk	(171)	168	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	280	(321)	(41)	n/a
	Cross currency swap	FX risk	14	(14)	-	n/a
Net investment hedges	Forward contracts	FX risk	(199)	198	n/a	(1)
Total			881	(928)	(46)	(1)
Parent Entity

2022

Fair value hedges	Interest rate swap	Interest rate risk	(4,886)	4,901	15	n/a
	Cross currency swap	Interest rate risk	(233)	230	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	294	(386)	(92)	n/a
	Cross currency swap	FX risk	50	(50)	-	n/a
Net investment hedges	Forward contracts	FX risk	15	(15)	n/a	-
Total			(4,760)	4,680	(80)	-

2021

Fair value hedges	Interest rate swap	Interest rate risk	683	(683)	-	n/a
	Cross currency swap	Interest rate risk	(107)	105	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	120	(160)	(40)	n/a
	Cross currency swap	FX risk	4	(4)	-	n/a
Net investment hedges	Forward contracts	FX risk	(41)	41	n/a	-
Total			659	(701)	(42)	-

WESTPAC GROUP 2022 ANNUAL REPORT 73

Notes to the financial statements

Note 22. Risk management, funding and liquidity risk and market risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

		Note
Index	Note name	number
Overview	Risk management frameworks	22.1
Credit risk	Refer to Note 12 Credit risk management	12
Funding and liquidity risk	Liquidity modelling	22.2.1
The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Sources of funding Assets pledged as collateral Contractual maturity of financial liabilities Expected maturity	22.2.2 22.2.3 22.2.4 22.2.5
Market risk	Value-at-Risk (VaR)	22.3.1
The risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices or equity price.	Traded market risk Non-traded market risk	22.3.2 22.3.3
IBOR reform	Interest rate benchmark reform	22.4

22.1 Risk management frameworks

The Board is responsible for approving the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Board Risk Appetite Statement and for monitoring the effectiveness of risk management by the Westpac Group. The Board has delegated to the Board Risk Committee (BRiskC) responsibility to:

●	review and recommend the Westpac Group Risk Management Framework, Westpac Group Risk Management Strategy and Westpac Board Risk Appetite Statement to the Board for approval;
●	review and monitor the risk profile and controls of the Group consistent with Westpac Group’s Risk Appetite Statement;
●	approve frameworks, policies and processes for managing risk (consistent with the Westpac Group Risk Management Framework and Westpac Board Risk Appetite Statement); and
●	review and, where appropriate, approve risks beyond the approval discretion provided to management.

74 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

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

●     Responsibility for managing Westpac’s liquidity and funding positions in accordance with the Liquidity Risk Management Framework is delegated to Treasury, under the oversight of Group ALCO and Treasury Risk.

●     Westpac’s Liquidity Risk Management Framework sets out Westpac’s funding and liquidity risk appetite, roles and responsibilities of key people managing funding and liquidity risk within Westpac, risk reporting and control processes and limits and targets used to manage Westpac’s balance sheet.

●     Treasury undertakes an annual funding review that outlines Westpac’s balance sheet funding strategy over a three year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.

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

●     Daily liquidity risk reports are reviewed by the Group’s Treasury and Treasury Risk teams. Liquidity reports are presented to Group ALCO monthly and to the Board quarterly.

Market risk

●     The Market Risk Framework describes the Group’s approach to managing traded and non- traded market risk.

●     Traded market risk includes interest rate, FX, commodity, equity price, credit spread and volatility risks. Non-traded market risk includes interest rate and credit spread risks.

●     Market risk is managed using VaR and Stressed VaR (SVaR) limits, Net interest income at risk (NaR) and structural risk limits (including credit spread and interest rate basis point value limits) as well as scenario analysis and stress testing.

●     The BRiskC approves the risk appetite for traded and non-traded risks through the use of VaR, SVaR, NaR and specific structural risk limits. This includes separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for non-traded ALM activities.

●     Market risk limits are assigned to business management based upon the Bank’s risk appetite and business strategies in addition to the consideration of market liquidity and concentration.

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

●     Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements, and the Head of Market and Treasury risk has ratified an approved stress escalation framework.

●     The BRiskC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.

●     Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Treasury Risk unit and reviewed by Banking Book Risk Committee (BBRC), MARCO, RISKCO and BRiskC. The Group Asset and Liability Committee (ALCO) provides additional oversight of market risk and alignment with Group strategy in reviewing NaR governance and the durations of capital and non-rate sensitive deposit hedges.

WESTPAC GROUP 2022 ANNUAL REPORT 75

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

22.2    Funding and liquidity risk

22.2.1 Liquidity modelling

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

22.2.2 Sources of funding

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

A summary of the Group’s liquid asset holdings is as follows:

	Consolidated				Parent Entity
	2022		2021		2022		2021
$m	Actual	Average	Actual	Average	Actual	Average	Actual	Average
Cash	104,954	102,520	70,381	42,862	94,992	92,273	61,881	36,134
Trading securities and financial assets measured at FVIS	12,806	13,867	6,940	10,436	10,941	11,859	5,332	8,703
Investment securities	76,075	76,006	83,032	90,248	70,019	70,308	77,673	84,765
Other financial assets	223	121	590	282	218	74	75	196
Assets held for sale	-	10	-	-	-	-	-	-
Total on-balance sheet liquid assets	194,058	192,524	160,943	143,828	176,170	174,514	144,961	129,798
Loans[1]	63,712	63,287	66,610	65,558	58,399	57,195	58,476	56,275
Available liquid assets	257,770	255,811	227,553	209,386	234,569	231,709	203,437	186,073

1. Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand under certain circumstances.

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group's funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2022	2021
Customer deposits	65.1	65.0
Wholesale term funding with residual maturity greater than 12 months	14.5	15.6
Wholesale funding with a residual maturity less than 12 months	12.5	10.8
Securitisation	0.5	0.6
Equity	7.4	8.0
Group's total funding	100.0	100.0

76 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

Movements in the Group’s funding composition in 2022 included:

●	Customer deposits accounted for 65.1% of the Group’s total funding (including equity) at 30 September 2022. Over the year, customer deposits increased by $32.5 billion and fully funded the bank’s new lending growth. As a result, the Group’s customer deposit to loan ratio increased to 82.9% from 81.6% at 30 September 2021;
●	Long-term funding with a residual maturity greater than 12 months accounted for 14.5% of the Group’s total funding at 30 September 2022. Funding from securitisation accounted for a further 0.5% of total funding. The Group raised $43.4 billion of long-term wholesale funding over the year, including $4 billion of pre-funding for the 2023 Financial Year. The Group benefited from the diversity of its wholesale funding franchise, with new issuance comprising approximately half senior unsecured bonds, a quarter covered bonds and the remainder across Tier 2 capital securities, Additional Tier 1 capital securities and securitisation. The Group issued across a range of tenors and currencies, including USD, AUD, EUR, GBP, NZD, SGD, JPY and others. The Group also drew down on the RBNZ’s Funding for Lending Programme through its New Zealand subsidiary.
●	Wholesale funding with a residual maturity less than 12 months accounted for 12.5% of the Group’s total funding at 30 September 2022. This portfolio, including long-term to short-term scroll, had a weighted average maturity of 104 days;
●	Funding from equity decreased by $1.6 billion over the year and made up 7.4% of total funding at 30 September 2022.

Borrowings and outstanding issuances from existing debt programs at 30 September 2022 can be found in Notes 13, 14, 15 and 20.

Funding for Lending Programme (FLP)

On 11 November 2020, Reserve Bank of New Zealand (RBNZ) announced a stimulus through FLP commencing in December 2020. The FLP provides funding to New Zealand banks at the prevailing OCR for a term of three years which must be secured by high quality collateral. The size of the funding available under the FLP includes an initial allocation of 4% of each bank’s eligible loans. A conditional additional allocation of up to 2% of eligible loans is also available, subject to growth in eligible loans, for a total size of up to 6% of eligible loans, which equates to $4.6 billion for Westpac New Zealand Limited. The Group has drawn down $3.6 billion in total to 30 September 2022.

The programme started on 7 December 2020 and ran until 6 June 2022 for the initial allocations, and will run until 6 December 2022 for the additional allocations.

Credit ratings

As at 30 September 2022 the Parent Entity’s credit ratings were:

2022	Short-term	Long-term	Outlook
Fitch Ratings	F1	A+	Stable
Moody’s Investors Service	P-1	Aa3	Stable
S&P Global Ratings	A-1+	AA-	Stable

WESTPAC GROUP 2022 ANNUAL REPORT 77

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

22.2.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 16, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Cash	6,215	4,229	6,178	4,052
Cash deposit on stock borrowed	1	3	1	3
Securities (including certificates of deposit)	2,572	1,800	2,572	1,800
Securities pledged under repurchase agreements	57,902	52,213	53,480	49,262
Total amount pledged to secure liabilities	66,690	58,245	62,231	55,117

22.2.4 Contractual maturity of financial liabilities

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

78 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

Consolidated	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2022
Financial liabilities
Collateral received	6,377	1	-	-	-	6,378
Deposits and other borrowings	488,854	71,531	95,092	6,772	55	662,304
Other financial liabilities	15,330	5,443	18,698	15,726	-	55,197
Derivative financial instruments:
Held for trading	38,657	-	-	-	-	38,657
Held for hedging purposes (net settled)	(27)	22	8	16	32	51
Held for hedging purposes (gross settled):
Cash outflow	912	60	367	7,885	2,449	11,673
Cash inflow	(823)	(12)	(48)	(6,785)	(2,293)	(9,961)
Debt issues	7,390	9,007	37,599	86,499	23,085	163,580
Liabilities held for sale	31	-	-	-	-	31
Total financial liabilities excluding loan capital	556,701	86,052	151,716	110,113	23,328	927,910
Loan capital	12	191	705	7,789	36,382	45,079
Total undiscounted financial liabilities	556,713	86,243	152,421	117,902	59,710	972,989
Total contingent liabilities and commitments
Letters of credit and guarantees	11,868	-	-	-	-	11,868
Commitments to extend credit	188,183	-	-	-	-	188,183
Other	48	-	-	-	-	48
Total undiscounted contingent liabilities and commitments	200,099	-	-	-	-	200,099

2021
Financial liabilities
Collateral received	2,368	-	-	-	-	2,368
Deposits and other borrowings	482,084	58,731	80,350	6,369	67	627,601
Other financial liabilities	14,621	1,243	1,803	31,870	-	49,537
Derivative financial instruments:
Held for trading	17,526	-	-	-	-	17,526
Held for hedging purposes (net settled)	24	23	119	128	14	308
Held for hedging purposes (gross settled):
Cash outflow	2,933	88	1,361	2,572	2,669	9,623
Cash inflow	(2,874)	(76)	(1,201)	(2,148)	(2,577)	(8,876)
Debt issues	2,370	3,661	38,821	65,465	25,828	136,145
Liabilities held for sale	28	-	-	-	-	28
Total financial liabilities excluding loan capital	519,080	63,670	121,253	104,256	26,001	834,260
Loan capital	6	105	1,034	6,517	30,623	38,285
Total undiscounted financial liabilities	519,086	63,775	122,287	110,773	56,624	872,545
Total contingent liabilities and commitments
Letters of credit and guarantees	11,323	-	-	-	-	11,323
Commitments to extend credit	188,768	-	-	-	-	188,768
Total undiscounted contingent liabilities and commitments	200,091	-	-	-	-	200,091

WESTPAC GROUP 2022 ANNUAL REPORT 79

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

Parent Entity	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2022
Financial liabilities
Collateral received	6,305	1	-	-	-	6,306
Deposits and other borrowings	443,462	61,097	79,411	5,313	55	589,338
Other financial liabilities	15,080	5,443	18,613	11,943	-	51,079
Derivative financial instruments:
Held for trading	39,161	-	-	-	-	39,161
Held for hedging purposes (net settled)	(18)	9	8	18	31	48
Held for hedging purposes (gross settled):
Cash outflow	883	7	51	838	792	2,571
Cash inflow	(823)	(2)	(17)	(599)	(684)	(2,125)
Debt issues	6,655	6,431	33,390	71,850	20,813	139,139
Due to subsidiaries	20,139	548	2,301	8,877	40,801	72,666
Liabilities held for sale	-	-	-	-	-	-
Total financial liabilities excluding loan capital	530,844	73,534	133,757	98,240	61,808	898,183
Loan capital	12	183	680	7,130	36,382	44,387
Total undiscounted financial liabilities	530,856	73,717	134,437	105,370	98,190	942,570
Total contingent liabilities and commitments
Letters of credit and guarantees	11,324	-	-	-	-	11,324
Commitments to extend credit	165,260	-	-	-	-	165,260
Other	48	-	-	-	-	48
Total undiscounted contingent liabilities and commitments	176,632	-	-	-	-	176,632

2021
Financial liabilities
Collateral received	2,189	-	-	-	-	2,189
Deposits and other borrowings	430,949	48,187	66,438	4,966	67	550,607
Other financial liabilities	13,689	1,243	1,712	29,961	-	46,605
Derivative financial instruments:
Held for trading	17,597	-	-	-	-	17,597
Held for hedging purposes (net settled)	17	17	106	104	14	258
Held for hedging purposes (gross settled):
Cash outflow	105	67	11	577	-	760
Cash inflow	(103)	(65)	(3)	(520)	-	(691)
Debt issues	1,543	2,593	32,270	55,824	22,900	115,130
Due to subsidiaries[1]	22,974	538	1,798	5,585	24,553	55,448
Liabilities held for sale	3	-	-	-	-	3
Total financial liabilities excluding loan capital[1]	488,963	52,580	102,332	96,497	47,534	787,906
Loan capital	6	105	1,034	6,517	30,623	38,285
Total undiscounted financial liabilities[1]	488,969	52,685	103,366	103,014	78,157	826,191
Total contingent liabilities and commitments
Letters of credit and guarantees	10,796	-	-	-	-	10,796
Commitments to extend credit	163,685	-	-	-	-	163,685
Total undiscounted contingent liabilities and commitments	174,481	-	-	-	-	174,481

1.	Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

80 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

22.2.5 Expected maturity

The following tables present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (Note 22.2.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the following tables are equity securities classified as trading securities, investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

	2022			2021
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	105,257	-	105,257	71,353	-	71,353
Collateral paid	6,216	-	6,216	4,232	-	4,232
Trading securities and financial assets measured at FVIS	18,421	5,911	24,332	14,010	7,091	21,101
Derivative financial instruments	22,977	18,306	41,283	9,955	9,398	19,353
Investment securities	21,023	55,442	76,465	8,064	75,353	83,417
Loans (net of provisions)	84,450	655,197	739,647	84,187	625,597	709,784
Other financial assets	5,626	-	5,626	6,394	-	6,394
Investment in associates	-	37	37	-	58	58
Assets held for sale	75	-	75	4,188	-	4,188
All other assets	588	14,672	15,260	1,367	14,630	15,997
Total assets	264,633	749,565	1,014,198	203,750	732,127	935,877
Liabilities
Collateral received	6,371	-	6,371	2,368	-	2,368
Deposits and other borrowings	652,582	6,547	659,129	622,505	4,450	626,955
Other financial liabilities	41,038	15,322	56,360	18,610	31,699	50,309
Derivative financial instruments	21,546	18,022	39,568	9,990	8,069	18,059
Debt issues	50,926	93,942	144,868	43,356	85,423	128,779
Liabilities held for sale	32	-	32	837	-	837
All other liabilities	2,513	3,594	6,107	3,502	3,909	7,411
Total liabilities excluding loan capital	775,008	137,427	912,435	701,168	133,550	834,718
Loan capital	1,143	30,111	31,254	3,070	25,997	29,067
Total liabilities	776,151	167,538	943,689	704,238	159,547	863,785
Net assets/(liabilities)	(511,518)	582,027	70,509	(500,488)	572,580	72,092

WESTPAC GROUP 2022 ANNUAL REPORT 81

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

	2022			2021
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	95,182	-	95,182	62,754	-	62,754
Collateral paid	6,179	-	6,179	4,055	-	4,055
Trading securities and financial assets measured at FVIS	17,234	5,183	22,417	11,853	6,926	18,779
Derivative financial instruments	21,987	19,140	41,127	9,545	9,582	19,127
Investment securities	19,199	50,977	70,176	6,677	71,186	77,863
Loans (net of provisions)	63,526	588,191	651,717	63,725	554,688	618,413
Other financial assets	5,228	-	5,228	5,486	-	5,486
Due from subsidiaries[1]	14,477	39,708	54,185	10,407	36,855	47,262
Investment in subsidiaries	-	9,790	9,790	-	6,287	6,287
Investment in associates	-	33	33	-	34	34
Assets held for sale	-	-	-	1,015	-	1,015
All other assets	535	12,692	13,227	596	12,934	13,530
Total assets[1]	243,547	725,714	969,261	176,113	698,492	874,605
Liabilities
Collateral received	6,299	-	6,299	2,189	-	2,189
Deposits and other borrowings	581,577	5,168	586,745	547,101	3,086	550,187
Other financial liabilities	40,439	11,913	52,352	17,473	29,790	47,263
Derivative financial instruments	21,258	18,200	39,458	9,804	8,085	17,889
Debt issues	43,742	78,597	122,339	35,084	73,126	108,210
Due to subsidiaries[1]	21,525	36,818	58,343	24,832	25,900	50,732
Liabilities held for sale	-	-	-	10	-	10
All other liabilities	1,983	3,225	5,208	2,897	3,362	6,259
Total liabilities excluding loan capital[1]	716,823	153,921	870,744	639,390	143,349	782,739
Loan capital	1,143	29,591	30,734	3,070	25,997	29,067
Total liabilities[1]	717,966	183,512	901,478	642,460	169,346	811,806
Net assets/(liabilities)	(474,419)	542,202	67,783	(466,347)	529,146	62,799

1. Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

22.3     Market risk

22.3.1  Value-at-Risk

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

82 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

22.3.2 Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2022			2021			2020
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	20.2	5.0	9.2	28.7	5.1	12.9	25.5	7.0	14.6
FX risk	8.3	0.3	2.5	8.7	0.6	2.0	11.7	0.5	4.0
Equity risk	0.1	0.0	0.0	3.2	0.0	0.2	0.7	0.0	0.2
Commodity risk[1]	4.0	1.5	2.5	7.9	0.4	1.2	3.4	0.6	1.9
Other market risks[2]	6.5	1.4	2.9	23.8	1.6	10.3	32.9	2.4	14.6
Diversification effect	n/a	n/a	(6.5)	n/a	n/a	(8.7)	n/a	n/a	(14.9)
Net market risk	21.2	5.4	10.6	41.5	5.9	17.9	42.0	7.1	20.4

1.	Includes electricity risk. Closure of the electricity business was completed in 2020.
2.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

22.3.3 Non-traded market risk

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

Net interest income-at-Risk (NaR)

The following table depicts potential NII outcomes assuming a worst case 100 basis point rate shock (up and down) with a 12 month time horizon (expressed as a percentage of reported NII):

	2022[3]				2021
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	1.40	1.67	(1.90)	(1.01)	3.35	3.35	(0.12)	1.04
Parent Entity	1.27	1.53	(2.03)	(0.71)	2.86	2.86	(0.30)	0.51

3.

Revisions were made to the NaR Model in the latter half of 2022 to align with the changed rate environment. The timing of these revisions has resulted in the average exposures for the full year of 2022 presenting less income at risk than for 2021.

Value at Risk - IRRBB

The table below depicts VaR for IRRBB:

	2022				2021
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	64.5	81.0	53.7	66.4	63.7	224.3	59.7	127.8

As at 30 September 2022 the Value at Risk – IRRBB for the Parent Entity was $62 million (2021: $60 million).

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

WESTPAC GROUP 2022 ANNUAL REPORT 83

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

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

Note 21 includes details of the Group’s ALM activities including details of the hedge accounting and economic hedges used to manage this risk.

22.4Interest rate benchmark reform

Overview

In recent years, financial regulators have reviewed the use of Interbank Offered Rates (IBORs) and recommended either a reform of the benchmark rate to reference market observable transactions (e.g. EURIBOR) or a transition of certain IBORs to more observable, risk-free alternative reference rates (ARR).

On 5 March 2021, the UK regulator, the Financial Conduct Authority (FCA), confirmed the transition dates for LIBORs to ARR. The cessation date for most LIBORs and the non-representative date for both GBP LIBOR and JPY LIBOR for the 1-month, 3-month and 6-month settings was 31 December 2021. The Group ceased to enter into new contracts referencing these rates and the Group’s existing exposures have either matured or transitioned to an ARR with the exception of a small number of trades with immaterial balances. These remaining balances utilise synthetic rates, however no new trades will be entered into referencing these synthetic rates.

The cessation date for certain settings of USD LIBOR (i.e. overnight and 12-months) and for synthetic benchmarks which use USD LIBOR in their calculation process including SGD SOR is 30 June 2023. This is also the non- representative date for USB LIBOR 1-month, 3-month and 6-month settings. The Group’s exposure to new contracts referencing these rates is limited to transactions entered into for risk management purposes.

Risks

These IBOR reforms result in various risks to the Group including:

●	Operational risk: relating to any adverse impacts from the implementation of the IBOR reform on the business, compliance, customers and technology;
●	Market risk: including adverse impacts to the Group and its customers if the markets are disrupted by the IBOR reform; and
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

Governance

The IBOR transition activities are now included as part of now part of business-as-usual functions. The Group’s systems have been enhanced to include transition and ARR capabilities and updated valuation models. The Group’s exposure to new contracts referencing these rates is limited to transactions entered into for risk management purposes and the Group has monitoring controls in place to assess USD LIBOR exposures on a regular basis including assessing customers and counterparties for readiness to transition or the inclusion of fallback provisions as well as compliance with an overall objective to transition away from USD LIBOR transactions.

84 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

Financial instruments impacted by IBOR reform post transition date

Derivatives

The following table summarises the Group’s derivative financial instrument exposures that are impacted by IBOR reform that are yet to transition to ARR. While these exposures reference benchmark rates impacted by the IBOR reform as at 30 September 2022, almost all have bilateral adherence from our counterparties to the fallback clauses issued by the International Swaps and Derivatives Association (ISDA) in the ISDA 2020 IBOR Fallbacks Protocol which provides a standardised process to identify the appropriate ARR at the relevant benchmark transition date.

	Consolidated and Parent Entity
	Trading		Hedging
	Asset	Liability	Asset	Liability
Benchmark	(Carrying	(Carrying	(Carrying	(Carrying	Notional
$m	amount)	amount)	amount)	amount)	amount
2022
USD LIBOR	14,009	13,416	321	3,643	38,037
Other	92	77	-	-	-
Total impacted by IBOR reform post transition date	14,101	13,493	321	3,643	38,037
2021
USD LIBOR[1]	6,696	4,907	1,219	221	36,004
GBP LIBOR	315	527	37	-	2,099
Other	212	111	37	-	2,823
Total impacted by IBOR reform post transition date[2]	7,223	5,545	1,293	221	40,926

1.

The Group’s primary exposure to USD LIBOR as of 30 September 2021 was to settings with a transition date of 30 June 2023. The Group had no material exposures to USD LIBOR that had a 31 December 2021 transition date (i.e. 1-week and 2-month settings).

2.

Included in the table above for 30 September 2021 are cross currency swaps with a total carrying amount of $321 million derivative assets and $325 million derivative liabilities for Consolidated and Parent Entity that had exposure to IBOR reform on both the currencies referenced in the swap arrangement. The carrying amount was included in the table based on the currency of the receive leg of the swap and was primarily comprised of USD/GBP LIBOR swaps with a carrying amount of $240 million derivative assets and $282 million derivative liabilities for Consolidated and Parent Entity. Other currency pairs had a carrying value of $81 million derivative assets and $43 million derivative liabilities for Consolidated and Parent Entity.

For hedging derivatives, the extent of the risk exposure also reflects the notional amounts of related hedging instruments.

WESTPAC GROUP 2022 ANNUAL REPORT 85

Notes to the financial statements

Note 22 Risk management, funding and liquidity risk and market risk (continued)

Non-derivatives

The following tables summarise the Group’s non-derivative financial instrument exposures that are impacted by IBOR reform that are yet to transition to ARR. The Group is engaging with its customers and counterparties to transition or include appropriate fallback provisions. Due to the nature of these contracts, these fallback provisions will be determined bilaterally with the customer or counterparty rather than the standardised basis provided by the ISDA protocols applicable to our derivative contracts.

	Non-derivative exposures
Benchmark	Financial assets	Financial liabilities	Undrawn credit commitments[1]
$m	(Carrying amount)	(Carrying amount)	(Notional contractual amount)
Consolidated
2022
USD LIBOR	3,029	1,551	819
Other	9	-	-
Total impacted by IBOR reform post transition date	3,038	1,551	819
2021
USD LIBOR[2]	3,083	1,399	366
GBP LIBOR	267	-	182
Other	33	-	5
Total impacted by IBOR reform post transition date	3,383	1,399	553
Parent Entity
2022
USD LIBOR	2,884	1,500	813
Other	9	-	-
Total impacted by IBOR reform post transition date	2,893	1,500	813
2021
USD LIBOR[2]	2,846	1,344	364
GBP LIBOR	254	-	181
Other	15	-	4
Total impacted by IBOR reform post transition date	3,115	1,344	549

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

2.

The Group’s primary exposure to USD LIBOR as of 30 September 2021 was to settings with a transition date of 30 June 2023. The Group had no material exposures to USD LIBOR that had a 31 December 2021 transition date (i.e. 1-week and 2-month settings).

86 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 87

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

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes	Valuation

Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity and carbon futures
FX products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds
Life insurance assets	Life insurance assets included in assets held for sale	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes

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

FX products	Derivatives	FX swaps, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models. If consensus prices are not available, these are classified as Level 3 instruments.
Other credit products	Derivatives	Single name and index credit default swaps (CDS)

Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

88 WESTPAC GROUP 2022 ANNUAL REPORT

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

Valued using observable market prices, which are sourced from independent pricing services, broker quotes or inter-dealer prices. If prices are not available from these sources, these are classified as Level 3 instruments.

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

WESTPAC GROUP 2022 ANNUAL REPORT 89

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

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes	Valuation
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Certain debt securities with low observability, usually issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity instruments	Trading securities and financial assets measured at FVIS Investment securities	Strategic equity investments

Valued using valuation techniques appropriate to the instrument, including the use of recent arm’s length transactions where available, discounted cash flow approach or reference to the net assets of the entity.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

90 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy.

	2022				2021
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	2,039	22,275	18	24,332	6,221	14,875	5	21,101
Derivative financial instruments	68	41,202	13	41,283	22	19,305	26	19,353
Investment securities	12,634	62,263	387	75,284	19,282	62,923	277	82,482
Loans	-	45	27	72	-	74	36	110
Assets held for sale	-	-	-	-	1,309	1,663	-	2,972
Total financial assets measured at fair value on a recurring basis	14,741	125,785	445	140,971	26,834	98,840	344	126,018
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	46,331	-	46,331	-	46,665	-	46,665
Other financial liabilities[2]	2,006	9,319	-	11,325	1,478	4,968	-	6,446
Derivative financial instruments	51	39,494	23	39,568	35	17,992	32	18,059
Debt issues[3]	-	6,740	-	6,740	-	5,514	-	5,514
Liabilities held for sale	-	-	-	-	-	447	-	447
Total financial liabilities measured at fair value on a recurring basis	2,057	101,884	23	103,964	1,513	75,586	32	77,131

Parent Entity
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	1,964	20,435	18	22,417	5,542	13,233	4	18,779
Derivative financial instruments	68	41,046	13	41,127	22	19,081	24	19,127
Investment securities	10,887	59,055	157	70,099	17,228	60,511	75	77,814
Loans	-	45	9	54	-	74	17	91
Due from subsidiaries	-	1,966	-	1,966	-	1,163	-	1,163
Total financial assets measured at fair value on a recurring basis	12,919	122,547	197	135,663	22,792	94,062	120	116,974
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	43,742	-	43,742	-	43,372	-	43,372
Other financial liabilities[2]	2,006	9,319	-	11,325	1,478	4,415	-	5,893
Derivative financial instruments	51	39,384	23	39,458	35	17,822	32	17,889
Debt issues[3]	-	1,905	-	1,905	-	2,664	-	2,664
Due to subsidiaries	-	1,906	-	1,906	-	867	-	867
Total financial liabilities measured at fair value on a recurring basis	2,057	96,256	23	98,336	1,513	69,140	32	70,685

1.	The contractual outstanding amount payable at maturity was $46,535 million (2021: $46,661 million) for the Group and $43,926 million (2021: $43,367 million) for the Parent Entity.
2.	The contractual outstanding amount payable at maturity for the Group is $11,330 million (2021: $6,446 million) and $11,330 million for the Parent Entity (2021: $5,893 million).
3.

The contractual outstanding amount payable at maturity was $7,193 million (2021: $5,357 million) for the Group and $2,302 million (2021: $2,507 million) for the Parent Entity. The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk was $66 million decrease (2021: $14 million increase) for the Group and Parent Entity.

WESTPAC GROUP 2022 ANNUAL REPORT 91

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3).

	Trading
	securities and
	financial assets			Total		Total
	measured	Investment		Level 3		Level 3
$m	at FVIS	securities	Other[1]	assets	Derivatives	liabilities
Consolidated
Balance as at 30 September 2020	221	153	25	399	13	13
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	548	-	20	568	16	16
OCI	-	50	-	50	-	-
Acquisitions and issues	2	257	10	269	8	8
Disposals and settlements	(665)	(7)	(15)	(687)	(4)	(4)
Transfer into or out of non-market observables	(101)	(176)	22	(255)	(1)	(1)
Balance as at 30 September 2021	5	277	62	344	32	32
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(12)	(12)	(5)	(5)
OCI	-	99	-	99	-	-
Acquisitions and issues	16	65	6	87	2	2
Disposals and settlements	(3)	(54)	(15)	(72)	(2)	(2)
Transfer into or out of non-market observables	-	-	-	-	(4)	(4)
Foreign currency translation impacts	-	-	(1)	(1)	-	-
Balance as at 30 September 2022	18	387	40	445	23	23
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2021	3	-	25	28	(24)	(24)
30 September 2022	(1)	-	(7)	(8)	3	3

Parent Entity
Balance as at 30 September 2020	193	69	24	286	13	13
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	3	-	20	23	16	16
OCI	-	(2)	-	(2)	-	-
Acquisitions and issues	1	183	8	192	8	8
Disposals and settlements	(193)	-	(10)	(203)	(4)	(4)
Transfer into or out of non-market observables	-	(175)	(1)	(176)	(1)	(1)
Balance as at 30 September 2021	4	75	41	120	32	32
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(12)	(12)	(5)	(5)
OCI	-	1	-	1	-	-
Acquisitions and issues	17	85	5	107	2	2
Disposals and settlements	(3)	(4)	(12)	(19)	(2)	(2)
Transfer into or out of non-market observables	-	-	-	-	(4)	(4)
Balance as at 30 September 2022	18	157	22	197	23	23
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2021	3	-	25	28	(24)	(24)
30 September 2022	(1)	-	(7)	(8)	3	3

1.	Other is comprised of derivative financial assets and certain loans.

92 WESTPAC GROUP 2022 ANNUAL REPORT

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

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity for the year was $1 million (2021: $1 million).

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

WESTPAC GROUP 2022 ANNUAL REPORT 93

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value

		Estimated fair value
Consolidated	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2022
Financial assets not measured at fair value
Cash and balances with central banks	105,257	105,257	-	-	105,257
Collateral paid	6,216	6,216	-	-	6,216
Investment securities	1,181	-	335	844	1,179
Loans	739,575	-	-	732,511	732,511
Other financial assets	5,626	-	5,626	-	5,626
Assets held for sale	20	-	20	-	20
Total financial assets not measured at fair value	857,875	111,473	5,981	733,355	850,809
Financial liabilities not measured at fair value
Collateral received	6,371	6,371	-	-	6,371
Deposits and other borrowings	612,798	-	608,397	4,737	613,134
Other financial liabilities	45,035	-	45,035	-	45,035
Debt issues[1]	138,128	-	137,146	306	137,452
Loan capital[1]	31,254	-	30,671	-	30,671
Liabilities held for sale	31	-	31	-	31
Total financial liabilities not measured at fair value	833,617	6,371	821,280	5,043	832,694

2021
Financial assets not measured at fair value
Cash and balances with central banks	71,353	71,353	-	-	71,353
Collateral paid	4,232	4,232	-	-	4,232
Investment securities	935	-	331	604	935
Loans	709,674	-	-	710,284	710,284
Other financial assets	6,394	-	6,394	-	6,394
Assets held for sale	1,041	7	19	1,015	1,041
Total financial assets not measured at fair value	793,629	75,592	6,744	711,903	794,239
Financial liabilities not measured at fair value
Collateral received	2,368	2,368	-	-	2,368
Deposits and other borrowings	580,290	-	576,293	3,819	580,112
Other financial liabilities	43,863	-	43,863	-	43,863
Debt issues[1]	123,265	-	123,826	743	124,569
Loan capital[1]	29,067	-	30,147	-	30,147
Liabilities held for sale	28	-	28	-	28
Total financial liabilities not measured at fair value	778,881	2,368	774,157	4,562	781,087

1.The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

94 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 23. Fair values of financial assets and financial liabilities (continued)

		Estimated fair value
Parent Entity	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2022
Financial assets not measured at fair value
Cash and balances with central banks	95,182	95,182	-	-	95,182
Collateral paid	6,179	6,179	-	-	6,179
Investment securities	77	-	2	75	77
Loans	651,663	-	-	645,861	645,861
Due from subsidiaries[1]	51,403	-	8,748	42,655	51,403
Other financial assets	5,228	-	5,228	-	5,228
Total financial assets not measured at fair value	809,732	101,361	13,978	688,591	803,930
Financial liabilities not measured at fair value
Collateral received	6,299	6,299	-	-	6,299
Deposits and other borrowings	543,003	-	541,916	1,435	543,351
Other financial liabilities	41,027	-	41,027	-	41,027
Debt issues[2]	120,434	-	119,978	-	119,978
Due to subsidiaries	56,437	-	5,054	51,383	56,437
Loan capital[2]	30,734	-	30,144	-	30,144
Total financial liabilities not measured at fair value	797,934	6,299	738,119	52,818	797,236

2021
Financial assets not measured at fair value
Cash and balances with central banks	62,754	62,754	-	-	62,754
Collateral paid	4,055	4,055	-	-	4,055
Investment securities	49	-	2	47	49
Loans	618,322	-	-	619,061	619,061
Due from subsidiaries[1,3]	45,290	-	10,765	34,525	45,290
Other financial assets	5,486	-	5,486	-	5,486
Assets held for sale	1,015	-	-	1,015	1,015
Total financial assets not measured at fair value[3]	736,971	66,809	16,253	654,648	737,710
Financial liabilities not measured at fair value
Collateral received	2,189	2,189	-	-	2,189
Deposits and other borrowings	506,815	-	505,367	1,241	506,608
Other financial liabilities	41,370	-	41,370	-	41,370
Debt issues[2]	105,546	-	106,713	-	106,713
Due to subsidiaries[3]	49,865	-	7,348	42,517	49,865
Loan capital[2]	29,067	-	30,147	-	30,147
Liabilities held for sale	3	-	3	-	3
Total financial liabilities not measured at fair value[3]	734,855	2,189	690,948	43,758	736,895

1.	Due from subsidiaries excluded $816 million (2021: $809 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.
2.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac's credit spreads since origination.
3.	Comparative has been restated due to a change in accounting policy. Refer to Note 1(a)(iii) for further details.

WESTPAC GROUP 2022 ANNUAL REPORT 95

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

Some of the Group’s offsetting arrangements are not enforceable in all circumstances. The amounts in the tables below may not tie back to the balance sheet if there are balances which are not subject to offsetting or enforceable netting arrangements. The amounts presented in this note do not represent the credit risk exposure of the Group or Parent Entity. Refer to Note 12 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section of Note 12.5.

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2022
Assets
Collateral paid[3]	9,577	(9,564)	13	-	-	(1)	12
Derivative financial instruments[4]	102,164	(65,912)	36,252	(24,679)	(6,259)	(57)	5,257
Reverse repurchase agreements[5]	8,988	-	8,988	-	(113)	(8,838)	37
Loans[6]	28,739	(28,675)	64	-	-	-	64
Total assets	149,468	(104,151)	45,317	(24,679)	(6,372)	(8,896)	5,370
Liabilities
Collateral received	6,096	(5,737)	359	-	-	-	359
Derivative financial instruments[4]	104,644	(69,739)	34,905	(24,671)	(5,998)	(2,572)	1,664
Repurchase agreements[7]	41,257	-	41,257	-	(23)	(41,234)	-
Deposits and other borrowings[6]	55,332	(28,675)	26,657	-	-	-	26,657
Total liabilities	207,329	(104,151)	103,178	(24,671)	(6,021)	(43,806)	28,680
2021
Assets
Collateral paid[3]	4,806	(4,787)	19	-	-	(3)	16
Derivative financial instruments[4]	45,409	(28,340)	17,069	(11,326)	(2,357)	(6)	3,380
Reverse repurchase agreements[5]	2,937	-	2,937	-	(13)	(2,916)	8
Loans[6]	29,827	(29,772)	55	-	-	-	55
Total assets	82,979	(62,899)	20,080	(11,326)	(2,370)	(2,925)	3,459
Liabilities
Collateral received	2,763	(2,757)	6	-	-	-	6
Derivative financial instruments[4]	46,742	(30,370)	16,372	(11,328)	(3,895)	(1,149)	-
Repurchase agreements[7]	35,899	-	35,899	-	(15)	(35,884)	-
Deposits and other borrowings[6]	51,236	(29,772)	21,464	-	-	-	21,464
Total liabilities	136,640	(62,899)	73,741	(11,328)	(3,910)	(37,033)	21,470

1.

$6,371 million (2021: $2,368 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 13.

2.

$6,021 million (2021: $3,910 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $1 million (2021: $3 million) in stock borrowing arrangements and $194 million (2021: $319 million) in futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$5,031 million (2021: $2,284 million) of derivative financial assets and $4,663 million (2021: $1,687 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 17.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 10 and part of deposits and other borrowings at amortised cost in Note 13.

7.	Repurchase agreements form part of other financial liabilities in Note 20.

96 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 24. Offsetting financial assets and financial liabilities (continued)

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2022
Assets
Collateral paid[3]	9,577	(9,564)	13	-	-	(1)	12
Derivative financial instruments[4]	102,014	(65,912)	36,102	(24,604)	(6,187)	(57)	5,254
Reverse repurchase agreements[5]	8,988	-	8,988	-	(113)	(8,838)	37
Loans[6]	28,739	(28,675)	64	-	-	-	64
Total assets	149,318	(104,151)	45,167	(24,604)	(6,300)	(8,896)	5,367
Liabilities
Collateral received	6,096	(5,737)	359	-	-	-	359
Derivative financial instruments[4]	104,540	(69,739)	34,801	(24,604)	(5,961)	(2,572)	1,664
Repurchase agreements[7]	37,764	-	37,764	-	(23)	(37,741)	-
Deposits and other borrowings[6]	55,332	(28,675)	26,657	-	-	-	26,657
Total liabilities	203,732	(104,151)	99,581	(24,604)	(5,984)	(40,313)	28,680
2021
Assets
Collateral paid[3]	4,806	(4,787)	19	-	-	(3)	16
Derivative financial instruments[4]	45,198	(28,340)	16,858	(11,294)	(2,178)	(6)	3,380
Reverse repurchase agreements[5]	2,763	-	2,763	-	(13)	(2,744)	6
Loans[6]	29,827	(29,772)	55	-	-	-	55
Total assets	82,594	(62,899)	19,695	(11,294)	(2,191)	(2,753)	3,457
Liabilities
Collateral received	2,763	(2,757)	6	-	-	-	6
Derivative financial instruments[4]	46,572	(30,370)	16,202	(11,294)	(3,718)	(1,190)	-
Repurchase agreements[7]	33,346	-	33,346	-	(15)	(33,331)	-
Deposits and other borrowings[6]	51,236	(29,772)	21,464	-	-	-	21,464
Total liabilities	133,917	(62,899)	71,018	(11,294)	(3,733)	(34,521)	21,470

1.

$6,299 million (2021: $2,189 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 13.

2.

$5,984 million (2021: $3,733 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $1 million (2021: $3 million) in stock borrowing arrangements and $194 million (2021: $319 million) on futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties and stock borrowing arrangements. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$5,025 million (2021: $2,269 million) of derivative financial assets and $4,657 million (2021: $1,687 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 17.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 10 and part of deposits and other borrowings at amortised cost in Note 13.

7.	Repurchase agreements form part of other financial liabilities in Note 20.

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

WESTPAC GROUP 2022 ANNUAL REPORT 97

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

For assets other than goodwill, management also assess whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated.

98 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 25. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Goodwill
Balance as at beginning of year	7,599	8,397	6,241	6,728
Additions[1]	12	-	12	-
Disposals (refer to Note 36)	-	(243)	-	-
Impairment	(122)	(571)	-	(487)
Balances transferred to assets held for sale (refer to Note 38)	(55)	-	-	-
Other adjustments	(41)	16	-	-
Balance as at end of year	7,393	7,599	6,253	6,241
Computer software
Balance as at beginning of year	1,840	2,430	1,653	2,266
Additions	1,101	740	940	638
Impairment	(110)	(485)	(99)	(475)
Amortisation	(545)	(755)	(502)	(696)
Other adjustments	(22)	(90)	-	(80)
Balance as at end of year	2,264	1,840	1,992	1,653
Cost	8,068	7,770	6,945	6,681
Accumulated amortisation and impairment	(5,804)	(5,930)	(4,953)	(5,028)
Carrying amount	2,264	1,840	1,992	1,653
Brand names	670	670	636	636
Total intangible assets	10,327	10,109	8,881	8,530
Goodwill has been allocated to the following CGUs:
Consumer[2]	4,829	3,359	4,484	3,144
Business[2]	1,812	3,205	1,709	3,022
New Zealand	463	504	-	-
Specialist Businesses[3]	289	531	60	75
Total goodwill	7,393	7,599	6,253	6,241

1.	Related to the acquisition of MoneyBrilliant Pty Ltd.
2.

Goodwill of $1,393 million ($1,313 million for Parent Entity) has been reallocated from Business to Consumer. Mortgages that were previously included in the Business segment are now included in the mortgages line of business which forms part of the Consumer segment.

3.

The Specialist Businesses segment comprises individual CGUs (Superannuation, Platforms, Investments) to which goodwill has been allocated. The carrying amount of goodwill allocated to these individual CGUs is not significant compared to total Group goodwill.

In addition, brand names of $670 million for the Group have been allocated as $382 million to Consumer, $286 million to Business and $2 million to Specialist Businesses as at 30 September 2022 and 30 September 2021. Brand names of $636 million for the Parent Entity have been allocated as $350 million to Consumer and $286 million to Business as at 30 September 2022 and 30 September 2021.

WESTPAC GROUP 2022 ANNUAL REPORT 99

Notes to the financial statements

Note 25. Intangible assets (continued)

Impairment testing and results

Impairment testing is performed at least once a year, or whenever there is an indication of impairment, by comparing the recoverable amount of each CGU with the carrying amount. For assets other than goodwill management also assess whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. The primary test for recoverable amount is determined based on value-in-use which refers to the present value of expected cash flows under its current use. Fair value less costs to sell was also considered for those CGUs where value-in-use was lower than carrying value. In these cases, there was no change to the result of the impairment test.

During the year, a write-down of assets relating to the superannuation business was made in preparation for its exit. This included the write-off of all goodwill attributable to the business of $122 million as it was not expected to be recoverable. In addition, $55 million of goodwill attributable to Advance Asset Management Limited (Advance) has been reclassified to held for sale (refer to Note 38).

In the prior year, as a result of the annual impairment test in 2021, the Group recognised goodwill impairment of $487 million for the Group and the Parent Entity from the Westpac Institutional Bank (WIB) CGU. In addition, goodwill of $84 million (nil for Parent Entity) allocated to the Lenders Mortgage Insurance CGU was written down as impaired on reclassification of the business to held for sale (refer to Note 38).

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

	Discount rate		Cash flows
	Post-tax rate/Pre-tax rate		Forecast period/terminal growth rate
	2022	2021	2022	2021
Westpac Institutional Bank	n/a / n/a	10.4% / 13.8%	n/a / n/a	5 years / 1.8%
New Zealand	9% / 11.5%-11.7%	9% / 12.2%	3 years / 2%	3 years / 2%
All other significant CGUs	9% / 11.6%-13%	9% / 12.5%	3 years / 2%	3 years / 2%

The Group discounts the projected cash flows by its adjusted pre-tax equity rate.

The cash flows used are based on management approved forecasts. These forecasts utilise information about current and future economic conditions, observable historical information and management expectations of future business performance. The terminal growth rate represents the growth rate applied to extrapolate cash flows beyond the forecast period and reflects the lower end of the RBA’s target long-term inflation rate band. For all CGUs tested, the recoverability of goodwill is not reliant on any one particular assumption. There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on the Group’s reported results.

100 WESTPAC GROUP 2022 ANNUAL REPORT

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

Provision for ECL on credit commitments

The Group is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for ECL is calculated using the methodology described in Note 11.

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

WESTPAC GROUP 2022 ANNUAL REPORT 101

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

		Annual
		leave	Litigation	Provision for			Compliance,
	Long	and other	and non-	ECL	Lease	Restructuring	regulation and
	service	employee	lending	on credit	restoration	and other	remediation
$m	leave	benefits	losses	commitments	obligations	provisions	provisions	Total
Consolidated
Balance as at 30 September 2021	531	803	117	401	201	376	1,142	3,571
Additions	86	1,166	100	79	23	250	285	1,989
Utilisation	(55)	(1,002)	(102)	-	(16)	(228)	(755)	(2,158)
Reversal of unutilised provisions	(111)	(45)	(32)	(61)	-	(43)	(159)	(451)
Balances reclassified to liabilities held for sale (Note 38)	(1)	-	-	-	-	-	-	(1)
Balance as at 30 September 2022	450	922	83	419	208	355	513	2,950
Parent Entity
Balance as at 30 September 2021	508	739	114	352	172	373	996	3,254
Additions	101	1,116	91	79	23	228	208	1,846
Utilisation	(59)	(965)	(92)	-	(16)	(236)	(641)	(2,009)
Reversal of unutilised provisions	(110)	(45)	(31)	(47)	-	(25)	(128)	(386)
Balance as at 30 September 2022	440	845	82	384	179	340	435	2,705

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2022:

●	$23 million (2021: $22 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
●	$7 million (2021: $7 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
●	$7 million (2021: $7 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
●	$1 million (2021: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
●	$nil (2021: $nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
●	$nil (2021: $nil) based on an actuarial assessment as a self-insurer under the Return to Work Act 1986 (Northern Territory);
●	$1 million (2021: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
●	$1 million (2021: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Appropriate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

102 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

Compliance, regulation and remediation provisions

Provisions for 2022 in respect of compliance, regulation and remediation include estimates of:

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

Certain litigation

As at 30 September 2022, the Group held provisions in respect of potential non-lending losses and costs connected with certain litigation including:

●	A class action against BT Funds Management Limited (BTFM) and a former subsidiary, Westpac Life Insurance Services Limited (now known as TAL Life Insurance Services Limited) (WLIS) in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life former cash investment option; and
●	A class action against Westpac Banking Corporation and two former subsidiaries, Westpac General Insurance Limited (now known as Allianz Australia General Insurance Limited) and WLIS in the Federal Court of Australia in relation to Westpac’s sale of consumer credit insurance (CCI) products to customers.

Subsequent to 30 September 2022 these two class actions were settled pending court approval. The settlement amounts agreed between the parties are included in the 30 September 2022 provisions.

As at the date of this report, the proposed settlements have not yet been approved by the Court. Consequently, there remains some uncertainty in respect of the settlements and the actual aggregate expense to Westpac associated with these matters.

Certain of the entities mentioned above are no longer part of the Group following the sale of those entities. Westpac has provided warranties and indemnities to the acquirers for certain pre-completion matters, conduct and risks.

Restructuring provisions

The Group carries restructuring provisions for committed business restructures and branch closures. The provisions held primarily relate to separation costs and redundancies. The increase in the current year mostly relates to business sales entered into or completed during the year. Refer to Note 38 for further details.

Lease restoration obligations

The lease restoration provision reflects an estimate of the cost of making good leasehold premises at the end of the Group’s property leases. The increase in the expected make-good cost has been treated as an addition to the right-of-use asset and is being depreciated over the remaining life of those assets.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resource is remote.

WESTPAC GROUP 2022 ANNUAL REPORT 103

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Regulatory investigations, reviews and inquiries

Regulators, statutory authorities and other bodies routinely conduct investigations, reviews and inquiries involving the financial services sector, both in Australia and overseas. These actions may consider a range of subject matters, and in Australia, a number of investigations and reviews are currently considering potential misconduct in relation to credit and financial services. Matters the subject of such reviews are also assessed for their impact on customers, with customer remediation undertaken where appropriate in accordance with the Group’s Customer Remediation Policy.

Domestic regulators, statutory authorities and other bodies such as ASIC, APRA, AUSTRAC, BCCC, the OAIC, the ATO and the Fair Work Ombudsman, as well as certain international regulators such as the Reserve Bank of New Zealand, Financial Markets Authority and Commerce Commission in New Zealand, Monetary Authority of Singapore and Hong Kong Monetary Authority, from time to time conduct investigations, reviews or inquiries, covering a range of matters (including potential contraventions and non-compliance) involving the Group.

These currently include:

●	Investigations by the OAIC in relation to certain practices and systems for compliance with the Privacy Act 1988 (Cth);
●	The provision of superannuation, including insurance in superannuation; and
●	Other areas such as: risk governance; RBNZ liquidity policy and associated risk culture; prudential standards compliance; hardship and debt write-off processes; design and distribution processes; and anti-money laundering and counter-terrorism financing processes and procedures (including reporting).

It is uncertain what (if any) actions will result following the conclusion of these investigations or matters. No provisions have yet been made in relation to any financial liability that might arise in the event proceedings are pursued in relation to the matters outlined above, as any potential future liability of that kind cannot be reliably estimated at this time.

Such investigations, reviews or inquiries have previously resulted, and may in the future result in litigation (including class action proceedings and criminal proceedings), significant fines and penalties, infringement notices, enforceable undertakings, requirement to undertake a review, referral to the relevant Commonwealth or State Director of Public Prosecutions for consideration for criminal prosecution, imposition of capital or liquidity requirements, licence revocation or variation, customer remediation or other sanctions or action being taken by regulators or other parties. Given the size of Westpac, investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties. Prior penalties and contraventions by Westpac in relation to similar issues can also affect penalties that may be imposed.

Litigation

There are ongoing Court proceedings, claims and possible claims against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below. No provision has been recognised for potential losses that may arise in relation to the matters below.

Regulatory litigation

●	On 5 May 2021, ASIC filed civil proceedings against Westpac alleging that it had engaged in insider trading and unconscionable conduct and failed to comply with its Australian Financial Services Licence obligations. The allegations relate to interest rate hedging activity by Westpac during its involvement in the 2016 Ausgrid privatisation transaction. Westpac has filed its Response to ASIC’s Concise Statement. A hearing date for this matter has been set down for 18 March 2024.

Class actions

●	Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period, and matters which were the subject of the AUSTRAC civil proceedings. The damages sought on behalf of members of the class have not yet been specified. However, in the course of a procedural hearing, the applicant indicated that a preliminary estimate of the losses that may be alleged in respect of a subset of potential group members exceeded $1 billion. While it remains unclear how the applicant will ultimately formulate their estimate of alleged damages claimed on behalf of group members, it is possible that the claim may be higher (or lower) than the amount referred to above. Given the time period and the nature of the claims alleged to be in question, along with the reduction in our market capitalisation at the time of the commencement of the AUSTRAC civil proceedings, it is likely that any total alleged damages (when, and if, ultimately articulated by the applicant) will be significant. Westpac continues to deny both that its disclosure was inappropriate and, as such, that any group member has incurred damage.

104 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

●	On 16 July 2020, a class action was commenced against Westpac Banking Corporation and St.George Finance Limited (SGF) in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of two class actions commenced against a number of lenders in the auto finance industry. It is alleged Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Westpac and SGF are defending the proceedings. Westpac has not paid flex commissions since 1 November 2018 following an industry-wide ban issued by ASIC.

Westpac is aware, including from media reports and other publicly available material, that at least one other class action (and possibly more) against Westpac entities is being investigated. For example, in July 2020 and again in October 2022, a law firm publicly stated that it is investigating a class action against Asgard and BTFM alleging Asgard and BTFM did not act in the best interests of members of certain superannuation funds when obtaining group insurance policies. Westpac has not been served with a claim in relation to this matter and has no further information about the scope of the proposed claim beyond the public statements issued by the law firm involved.

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve issues that have the potential to impact our customers, employees, other stakeholders and reputation. These internal reviews continue to identify issues in respect of which we are taking steps or will take steps to put things right, including so that our customers and employees (as applicable) are not disadvantaged from certain past practices, including making compensation/remediation payments and providing refunds where appropriate. These issues include, among other things, compliance with lending obligations (including responsible lending); payroll processes, including as they relate to employee entitlements; regulatory reporting; sufficiency of training, policies and procedures; anti-money laundering and counter-terrorism financing processes and procedures (including international funds transfer instructions and other reporting); product disclosure; tax withholding processes for persons under 16; storage and use of tax file numbers and other personal information; and impacts from inadequate product governance, including the way some product terms and conditions are operationalised.

In addition, our New Zealand business is reviewing its processes for some products relating to the requirements of the New Zealand Credit Contracts and Consumer Finance Act 2003. The outcome of this complex review is uncertain and could result in customer remediation, regulatory action, litigation and reputational damage.

By undertaking these reviews, we can also improve our processes and controls. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Even where Westpac has remediated or compensated customers, employees or issues, there can still be the risk of regulators challenging the basis, scope or pace of remediation, or imposing fines/penalties, enforceable undertakings (which may include contrition payments) or other sanctions, including civil or criminal prosecutions. Contingent liabilities may exist in respect of actual or potential claims or proceedings (which could be brought by customers, employees/unions, regulators or criminal prosecutors), compensation/remediation payments and/or refunds identified as part of these reviews.

Australian Financial Complaints Authority

Contingent liabilities also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS), the Australian Government provides depositors a free guarantee of deposits in eligible ADIs of up to and including $250,000, per account holder for protected accounts in an eligible ADI. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI or a Banking Act statutory manager is in control of the ADI’s business, and the responsible Australian Government minister has declared that the FCS applies to the ADI.

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

Exposures to third parties relating to divested businesses

The Group has potential exposures relating to warranties, indemnities, and other commitments it has provided to third parties in connection with various divestments of businesses and assets. The warranties, indemnities and other commitments cover a range of matters, conduct and risks, including certain compliance, regulatory investigations and litigation matters outlined in this Note 26.

WESTPAC GROUP 2022 ANNUAL REPORT 105

Notes to the financial statements

Note 26. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Contingent tax risk

Tax and regulatory authorities in Australia and in other jurisdictions review, in the normal course of business, the direct and indirect taxation treatment of transactions (both historical and present-day transactions) undertaken by the Group. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities.

These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

The Group has assessed these and other taxation matters arising in Australia and elsewhere, including seeking independent advice.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Parent entity guarantees and undertakings to subsidiaries

Consistent with 2021, Westpac Banking Corporation, as the parent entity of the Group, makes the following guarantees and undertakings to its subsidiaries:

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

Contingent assets

The credit commitments shown in the following table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

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

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Notes 12 and 22 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Undrawn credit commitments
Letters of credit and guarantees[1]	11,868	11,323	11,324	10,796
Commitments to extend credit[2]	188,183	188,768	165,260	163,685
Other	48	-	48	-
Total undrawn credit commitments[3]	200,099	200,091	176,632	174,481

1.

Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2.

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 30 September 2022 the Group had offered $10.4 billion (2021: $9.7 billion) of facilities to customers, which had not yet been accepted.

3.	There is nil (2021: $0.8 billion) undrawn credit commitments related to facilities which are held for sale.

106 WESTPAC GROUP 2022 ANNUAL REPORT

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

WESTPAC GROUP 2022 ANNUAL REPORT 107

Notes to the financial statements

Note 27. Shareholders’ equity (continued)

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Share capital
Ordinary share capital, fully paid	39,666	41,601	39,666	41,601
Treasury shares[1]	(655)	(606)	(713)	(664)
Total share capital	39,011	40,995	38,953	40,937
NCI	57	57	-	-

1.	2022: 5,034,310 unvested RSP treasury shares held (2021: 4,363,329).

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2022	2021
Opening balance	3,668,591,808	3,611,684,870
Dividend reinvestment plan[2]	-	20,213,205
Dividend reinvestment plan underwrite[3]	-	36,693,733
Issued shares for the year	-	56,906,938
Off-market share buy-back[4]	(167,464,114)	-
Closing balance	3,501,127,694	3,668,591,808

2.

The DRP for the 2022 interim dividend (as well as 2021 final dividend and 2021 interim dividend) had no impact on the number of ordinary shares on issue as Westpac arranged for the purchase of the necessary shares from the market and transfer to participants of 9,971,443 ordinary shares (2021 final dividend: 10,286,188 ordinary shares, 2021 interim dividend: 9,085,937 ordinary shares) at an average price of $23.96 (2021 final dividend: $22.34, 2021 interim dividend: $25.98). The price per share for the issuance of shares in relation to the dividend reinvestment plan for the 2020 final dividend was $19.83.

3.

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

4.

On 14 February 2022, the Group announced the successful completion of its $3.5 billion off-market share buy-back of Westpac ordinary shares. 167,464,114 ordinary shares were bought back at $20.90, and comprised a fully franked dividend component of $9.56 per share ($1,601 million) and a capital component of $11.34 per share ($1,902 million including transaction costs). The shares bought back were subsequently cancelled.

Ordinary shares purchased on-market

	2022
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	1,236,092	22.83
RSP[5]	2,325,190	21.35
Westpac Performance Plan (WPP) - share rights exercised	233,438	23.67
Westpac Long-Term Variable Reward Plan (LTVR) - share rights exercised	2,148	23.85
Total number of ordinary shares purchased on market	3,796,868

5.	Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.

For details of the share-based payment arrangements refer to Note 32.

108 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 27. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Debt securities at FVOCI reserve
Balance as at beginning of year	443	177	499	125
Net gains/(losses) from changes in fair value	(329)	578	(47)	730
Income tax effect	88	(177)	12	(220)
Transferred to income statements	(254)	(195)	(254)	(195)
Income tax effect	78	58	78	58
Loss allowance on debt securities measured at FVOCI	(2)	2	(2)	2
Other	38	-	27	(1)
Balance as at end of year	62	443	313	499
Equity securities at FVOCI reserve
Balance as at beginning of year	44	(4)	(2)	-
Net gains/(losses) from changes in fair value	92	50	7	(2)
Income tax effect	-	(2)	-	-
Balance as at end of year	136	44	5	(2)
Share-based payment reserve
Balance as at beginning of year	1,806	1,720	1,697	1,611
Share-based payment expense	87	86	87	86
Balance as at end of year	1,893	1,806	1,784	1,697
Cash flow hedge reserve
Balance as at beginning of year	196	(42)	135	20
Net gains/(losses) from changes in fair value	1,304	296	881	177
Income tax effect	(383)	(86)	(265)	(53)
Transferred to income statements	(434)	39	(445)	(13)
Income tax effect	130	(11)	134	4
Balance as at end of year	813	196	440	135
Foreign currency translation reserve
Balance as at beginning of year	(241)	(292)	(222)	(221)
Exchange differences on translation of foreign operations	(500)	249	12	40
Gains/(losses) on net investment hedges	236	(198)	15	(41)
Balance as at end of year	(505)	(241)	(195)	(222)
Other reserves
Balance as at beginning of year	(21)	(15)	41	41
Transactions with owners	-	(6)	-	-
Balance as at end of year	(21)	(21)	41	41
Total reserves	2,378	2,227	2,388	2,148

WESTPAC GROUP 2022 ANNUAL REPORT 109

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

Tier 1 Capital	The sum of CET1 and AT1 Capital. AT1 Capital comprises high quality components of capital that consists of certain securities not included in CET1, but which include loss absorbing characteristics.
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

APRA’s revised capital framework is effective from 1 January 2023, refer to Capital management strategy below.

Collectively, the above buffers are referred to as the “Capital Buffer” (CB). Should the CET1 capital ratio fall within the CB range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, AT1 Capital distributions and discretionary staff bonuses.

Capital management strategy

Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

●	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the CCB are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs1,2;
●	consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
●	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios.

From 1 January 2023, APRA’s revised capital framework, including updated prudential standards for capital adequacy and credit risk capital, becomes effective. As part of the revised framework, APRA has set a Total CET1 Requirement for D-SIBs of 10.25%. This requirement includes a CCB of 4.75% applicable to D-SIBs and a base level for the countercyclical capital buffer of 1.0%. APRA has also indicated that it expects that D-SIBs (including Westpac) will likely operate with CET1 capital ratio above 11% in normal operating conditions under the new framework. Westpac will seek to operate with a CET1 capital ratio of between 11.0% and 11.5% (operating capital range) in normal operating conditions as measured under the new capital framework from 1 January 2023.

1.	Noting that APRA may apply higher CET1 requirements for an individual ADI.
2.

If an ADI's CET1 ratio falls below the Total CET1 Requirement (at least 8%), it faces restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

110 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 29. Dividends

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 64 cents per share (2021: 60 cents, 2020: 31 cents) all fully franked at 30%	2,241	2,201	1,120	2,241	2,201
Total dividends not recognised at year end	2,241	2,201	1,120	2,241	2,201

The Board has determined a final fully franked dividend of 64 cents per share, to be paid on 20 December 2022 to shareholders on the register at the record date of 18 November 2022.

Shareholders can choose to receive their dividends as cash or reinvest for an equivalent number of shares under the Dividend Reinvestment Plan (DRP).

The Board has determined to issue shares to satisfy the Dividend Reinvestment Plan (DRP) for the 2022 final ordinary dividend. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 23 November 2022, with no discount applied.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits available to the Parent Entity for subsequent years are $3,298 million (2021: $3,857 million, 2020: $3,448 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2022 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.08 (2021: NZ$0.07, 2020: NZ$0.07) per share will be attached to the proposed 2022 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$678 million (2021: NZ$820 million, 2020: NZ$980 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

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

WESTPAC GROUP 2022 ANNUAL REPORT 111

Notes to the financial statements

Note 30. Investments in subsidiaries and associates (continued)

The following table includes the material controlled entities of the Group as at 30 September 2022.

	Country of		Country of
Name	incorporation	Name	incorporation
Advance Asset Management Limited[1]	Australia	Westpac Financial Services Limited	Australia
Asgard Capital Management Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
BT Financial Group Pty Limited	Australia	Westpac Overseas Holdings Pty Limited	Australia
BT Funds Management Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Group Investment-NZ-Limited	New Zealand
Capital Finance Australia Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Crusade Trust No.2P of 2008	Australia	Westpac New Zealand Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac NZ Covered Bond Limited[2]	New Zealand
Westpac Covered Bond Trust	Australia	Westpac NZ Securitisation Limited[2]	New Zealand
Westpac Equity Holdings Pty Limited	Australia	Westpac Securities NZ Limited	New Zealand
Westpac Financial Services Group Limited	Australia	Westpac Bank-PNG-Limited	Papua New Guinea

1.	Refer to Note 38 for details of assets and liabilities held for sale.
2.	The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001: Westpac Cash PIE Fund; Westpac Notice Saver PIE Fund; and Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2022	2021
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

112 WESTPAC GROUP 2022 ANNUAL REPORT

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

Changes in ownership of subsidiaries

Businesses acquired during the year ending 30 September 2022

During 2022, Westpac acquired MoneyBrilliant Pty Ltd (100% interest) on 13 December 2021.

Businesses disposed during the year ending 30 September 2022

Westpac sold its interest in the following business during the year:

●	Westpac Life-NZ- Limited (sold on 28 February 2022);
●	Westpac Motor Vehicle Dealer Finance and Novated Leasing business (sold on 24 March 2022); and
●	Westpac Life Insurance Services Limited (sold on 1 August 2022).

Refer to Notes 36 and 38 for further details of businesses disposed in 2022.

Businesses disposed during the year ending 30 September 2021

Westpac sold its interest in the following business during the year:

●	Westpac General Insurance Limited (sold on 1 July 2021);
●	Westpac General Insurance Services Limited (sold on 1 July 2021);
●	Westpac Vendor Finance business (sold on 31 July 2021); and
●	Westpac Lenders Mortgage Insurance Limited (sold on 31 August 2021).

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

Refer to Note 16 for further details.

WESTPAC GROUP 2022 ANNUAL REPORT 113

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

The Group may also retain units in these investment management funds. The Group earns fund distribution income and recognises fair value movements through non-interest income.

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

114 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 31. Structured entities (continued)

	Investment in
	third party
	mortgage and			Interest
	other	Financing to	Group	in other
Consolidated	asset-backed	securitisation	managed	structured
$m	securities[1]	vehicles	funds	entities	Total
2022
Assets
Trading securities and financial assets measured at FVIS	2,467	-	1	6	2,474
Investment securities	4,996	-	-	-	4,996
Loans	-	28,852	-	8,727	37,579
Other financial assets	1	-	67	-	68
Assets held for sale	-	-	20	-	20
Total on-balance sheet exposures	7,464	28,852	88	8,733	45,137
Total notional amounts of off-balance sheet exposures	-	7,051	14	4,189	11,254
Maximum exposure to loss	7,464	35,903	102	12,922	56,391
Size of structured entities[2]	69,883	35,903	65,602	28,178	199,566

2021
Assets
Trading securities and financial assets measured at FVIS	2,694	-	-	40	2,734
Investment securities	5,352	-	-	-	5,352
Loans	-	23,028	-	18,415	41,443
Other financial assets	-	-	55	-	55
Assets held for sale	-	-	232	695	927
Total on-balance sheet exposures	8,046	23,028	287	19,150	50,511
Total notional amounts of off-balance sheet exposures	-	6,609	15	8,553	15,177
Maximum exposure to loss	8,046	29,637	302	27,703	65,688
Size of structured entities[2]	74,925	29,637	77,036	48,309	229,907

1.	The Group’s interests in third-party mortgages and other asset-backed securities are senior tranches of notes and are investment grade rated.
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

WESTPAC GROUP 2022 ANNUAL REPORT 115

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

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost).	Share rights (allocated at no cost).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term variable reward for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees and for mandatory deferral of a portion of short-term variable reward for Australian employees and some other offshore jurisdictions.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price	Nil	Nil	n/a	n/a
Performance hurdles	Awards from 2020 onwards: relative Total Shareholder Return (TSR) over a four-year performance period.	None	None	None

For the 2019 awards: TSR over a four-year performance period and average cash Return on Equity (cash ROE) over a three-year performance period plus one-year holding lock, each applying to half of the award.

116 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 32. Share-based payments (continued)

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)	Westpac Performance Plan (WPP)	Restricted Share Plan (RSP)	Employee Share Plan (ESP)
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years[1]	Defined period set out at time of grant[1].	Defined period set out at time of grant.	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Vested shares are released from the RSP at the end of the vesting period.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

1.Vested share rights granted after July 2015 may be exercised up to a maximum of 15 years from their commencement date.

Each share-based payment scheme is quantified below.

(i)    Westpac Long-Term Variable Reward Plan (LTVR)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2022
Share rights	3,659,830	958,012	2,148	838,515	3,777,179	-
Weighted average remaining contractual life	12.7 years				12.7 years

2021
Share rights	3,066,326	1,383,986	1,571	788,911	3,659,830	2,148

The weighted average fair value at grant date of LTVR share rights issued during the year was $5.98 (2021: $6.56).

(ii)    Westpac Performance Plan (WPP)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2022
Share rights
One-year vesting period	120,141	81,982	71,153	22,839	108,131	36,684
Two-year vesting period	201,770	84,763	102,873	30,510	153,150	48,893
Three-year vesting period	56,320	10,207	16,917	4,360	45,250	8,791
Four-year vesting period	488,340	87,842	42,495	51,424	482,263	10,916
Total share rights	866,571	264,794	233,438	109,133	788,794	105,284
Weighted average remaining contractual life	12.6 years				12.2 years

2021
Share rights	957,135	241,520	240,197	91,887	866,571	171,561

The weighted average fair value at grant date of WPP share rights issued during the year was $19.12 (2021: $18.27).

WESTPAC GROUP 2022 ANNUAL REPORT 117

Notes to the financial statements

Note 32. Share-based payments (continued)

(iii)  Restricted Share Plan (RSP)

	Outstanding				Outstanding
	as at beginning	Granted during		Forfeited	as at end
Allocation date	of year	the year	Released	during the year	of year
2022	4,315,075	2,515,846	1,588,240	206,335	5,036,346
2021	4,389,161	2,165,046	2,012,519	226,613	4,315,075

The weighted average fair value at grant date of RSP shares issued during the year was $21.27 (2021: $20.63).

(iv)Employee Share Plan (ESP)

			Average
			number
			of shares	Total number
	Allocation	Number of	allocated per	of shares	Market	Total
	date	participants	participant	allocated	price per share[1]	fair value
2022	19 November 2021	28,093	44	1,236,092	$22.59	$27,923,318
2021	20 November 2020	27,078	52	1,408,056	$19.20	$27,034,675

1. The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

The 2021 ESP award was satisfied through the purchase of shares on-market.

The liability accrued for the ESP at 30 September 2022 was $28 million (2021: $28 million) and was provided for as other employee benefits.

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

The fair values of share rights without TSR based performance targets (i.e. share rights with cash ROE performance targets and unhurdled share rights) have been determined with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

Other significant assumptions include:

●	risk-free rates of return, applied to TSR-hurdled grants, range from 1.7% to 2.6%;
●	a dividend yield on Westpac shares of 5.0%, applied to TSR and ROE-hurdled grants;
●	volatility in Westpac’s TSR of 25%, applied to TSR-hurdled grants; and
●	volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

118 WESTPAC GROUP 2022 ANNUAL REPORT

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

Westpac had the following defined benefit plans at 30 September 2022:

Date of last actuarial assessment of
Name of plan	Type	Form of benefit	the funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2021
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2020
Westpac Banking Corporation UK	Defined benefit	Indexed pension and lump sum	5 April 2021
Staff Superannuation Scheme (UKSS)
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

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

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. The funding valuations of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $53 million (2021: $143 million). Current contribution rates are as follows:

●	WGP – contributions are made to the WGP at the rate of 19.5% of members’ salaries;
●	WNZS – contributions are made to the WNZS at the rate of 17% of members’ salaries; and
●	UKSS – not required to make contributions under the 2021 actuarial assessment.

WESTPAC GROUP 2022 ANNUAL REPORT 119

Notes to the financial statements

Note 33. Superannuation commitments (continued)

Contributions

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Employer contributions	63	33	63	31
Member contributions	9	10	9	10

Expected employer contributions for the year ended 30 September 2023 are $65 million.

Expense recognised

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Current service cost	40	45	44	40	44
Net interest cost on net benefit liability	11	12	8	11	12
Total defined benefit expense	51	57	52	51	56

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Benefit obligation as at end of year	1,938	2,953	1,883	2,877
Fair value of plan assets as at end of year	2,212	2,582	2,167	2,524
Net surplus/(deficit)	274	(371)	284	(353)
Defined benefit surplus included in other assets	289	64	289	64
Defined benefit deficit included in other liabilities	(15)	(435)	(5)	(417)
Net surplus/(deficit)	274	(371)	284	(353)

The average duration of the defined benefit obligation is 12 years (2021: 15 years).

Significant assumptions

	2022		2021
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	funds	funds	funds	funds
Discount rate	5.8%	4.3%-5.2%	3.1%	2.1%-2.2%
Salary increases	3.2%	3.0%-4.3%	3.2%	3.0%-5.2%
Inflation rate (pensioners received inflationary increase)	2.2%	2.0%-3.5%	2.2%	2.0%-3.6%
Life expectancy of a 60-year-old male	31.5	27.4-28.2	31.4	28.1-28.4
Life expectancy of a 60-year-old female	34.1	29.5-29.9	34.3	29.6-29.7

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
$m	2022	2021
0.5% decrease in discount rate	121	235
0.5% increase in annual salary increases	2	12
0.5% increase in inflation rate (pensioners receive inflationary increase)	112	215
1 year increase in life expectancy	39	71

120 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 33. Superannuation commitments (continued)

Asset allocation

The table below provides a breakdown of the schemes’ investments by asset class.

	2022		2021
	Australian	Overseas	Australian	Overseas
$m	funds	funds	funds	funds
Cash	5%	3%	5%	2%
Equity instruments	42%	8%	47%	7%
Debt instruments	29%	7%	25%	5%
Property	11%	1%	8%	2%
Other assets	13%	81%	15%	84%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

Note 34. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$'000	2022	2021	2022	2021
Audit and audit-related fees
Audit fees
PwC Australia	28,442	29,306	28,366	29,148
Overseas PwC network firms	5,670	4,310	459	536
Total audit fees	34,112	33,616	28,825	29,684
Audit-related fees
PwC Australia	1,490	1,456	1,490	1,456
Overseas PwC network firms	54	221	-	-
Total audit-related fees	1,544	1,677	1,490	1,456
Total audit and audit-related fees	35,656	35,293	30,315	31,140
Tax fees
PwC Australia	36	35	36	35
Total tax fees	36	35	36	35
Total audit and non-audit fees	35,692	35,328	30,351	31,175

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance and tax advisory services.

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

PwC also received fees of $9.3 million (2021: $9.6 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

WESTPAC GROUP 2022 ANNUAL REPORT 121

Notes to the financial statements

Note 35. Related party disclosures

Related parties

Westpac’s related parties are those it controls or can exert significant influence over. Examples include subsidiaries, associates, joint ventures and superannuation plans as well as key management personnel and their related parties.

Key management personnel (KMP)

Key management personnel are those who, directly or indirectly, have authority and responsibility for planning, directing and controlling the activities of Westpac. This includes all Executives (other than the Group General Counsel and Chief Transformation Officer) and Non-Executive Directors.

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

Superannuation plans

The Group contributed $482 million (2021: $418 million) to defined contribution plans and $63 million (2021: $33 million) to defined benefit plans. Refer to Note 33.

Remuneration of KMP

Total remuneration1 of the KMP was:

		Post	Other long-
	Short-term	employment	term	Termination	Share-based
$	benefits	benefits	benefits	benefits	payments	Total
Consolidated
2022	24,200,581	653,948	124,524	2,243,696	12,115,309	39,338,058
2021	28,469,165	738,907	(29,003)	3,101,006	10,845,158	43,125,233
Parent Entity
2022	23,079,280	545,877	124,524	2,243,696	11,891,992	37,885,369
2021	27,108,174	607,503	(29,003)	2,421,267	9,631,777	39,739,718

1.	Comparative amounts have been revised to include one KMP’s amortisation of 2021 STVR awards ($12,574), which relate to a service period prior to commencement of the KMP period. This is reflected under share-based payments. Superannuation for 2021 has increased by $8,207 to include superannuation relating to the 2021 cash STVR. This is reflected under post employment benefits.

122 WESTPAC GROUP 2022 ANNUAL REPORT

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

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest		Number of
	payable for	Closing loan	KMP with
$	the year	balance	loans
2022	546,866	21,219,759	10
2021	403,893	28,920,829	12

Share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance share rights and unhurdled share rights held at 30 September 2022 by the CEO and other key management personnel (including their related parties):

		Number of
	Latest Date of Exercise	Share Rights
Managing Director and Chief Executive Officer
Peter King	Ranges from 1 October 2033 to 1 October 2036	507,969
Group Executives[1]
Scott Collary	Ranges from 1 October 2035 to 1 October 2036	208,814
Chris De Bruin	Ranges from 1 October 2035 to 1 October 2036	194,756
Carolyn McCann	Ranges from 1 October 2033 to 1 October 2036	213,994
Catherine McGrath	1 October 2036	56,266
Anthony Miller	Ranges from 1 October 2035 to 1 October 2036	204,772
Christine Parker	Ranges from 1 October 2033 to 1 October 2036	278,248
Michael Rowland	Ranges from 1 October 2035 to 1 October 2036	167,623
Jason Yetton	Ranges from 2 April 2035 to 1 October 2036	264,481
Ryan Zanin	1 October 2036	40,934
Former Group Executive
Simon Power	Ranges from 1 October 2033 to 1 October 2036	38,072
David Stephen	Ranges from 1 October 2033 to 1 October 2036	426,734
Les Vance	Ranges from 2 April 2035 to 1 October 2036	151,557

1.	References to Group Executives are only to those who are KMP.

The Group has not issued any options during the year and there are no outstanding options as at 30 September 2022.

WESTPAC GROUP 2022 ANNUAL REPORT 123

Notes to the financial statements

Note 36. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below.

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Net profit for the year	5,699	5,463	2,292	12,178	4,613
Adjustments:
Depreciation, amortisation and impairment	1,581	3,054	2,473	1,304	2,775
Impairment charges	524	(348)	3,371	629	(222)
Net decrease/(increase) in current and deferred tax	427	350	(1,112)	139	(195)
(Increase)/decrease in accrued interest receivable	(544)	183	239	(499)	173
(Decrease)/increase in accrued interest payable	794	(423)	(1,260)	645	(340)
(Decrease)/increase in provisions	(621)	(1,716)	1,925	(549)	(1,722)
Other non-cash items	1,869	(253)	(693)	(4,416)	1,067
Cash flows from operating activities before changes in operating assets and liabilities	9,729	6,310	7,235	9,431	6,149
Net (increase)/decrease in:
Collateral paid	(1,524)	305	348	(1,658)	339
Trading securities and financial assets measured at FVIS	(3,750)	19,316	(8,756)	(3,890)	18,625
Derivative financial instruments	2,451	(2,420)	1,851	380	(1,874)
Loans	(36,345)	(15,098)	18,272	(32,696)	(11,228)
Other financial assets	279	(274)	273	(186)	258
Life insurance assets and life insurance liabilities	266	(593)	(277)	-	-
Other assets	20	6	70	37	(23)
Net increase/(decrease) in:
Collateral received	3,643	93	(1,096)	3,744	312
Deposits and other borrowings	35,054	33,737	28,910	33,586	28,696
Other financial liabilities	7,120	9,036	11,817	5,939	6,500
Other liabilities	11	(8)	4	41	(4)
Net cash provided by/(used in) operating activities	16,954	50,410	58,651	14,728	47,750

124 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 36. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 38.

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Assets
Cash and balances with central banks	169	50	-	-	-
Trading securities and financial assets measured at FVIS	-	409	-	-	-
Loans	965	369	-	965	-
Other financial assets	66	688	-	-	-
Life insurance assets	2,366	-	-	-	-
Property and equipment	-	29	-	-	-
Deferred tax assets	39	4	-	-	-
Intangible assets	-	243	-	-	-
Other assets	168	226	-	-	-
Total assets	3,773	2,018	-	965	-
Liabilities
Other financial liabilities	34	110	-	-	-
Current tax liabilities	2	-	-	-	-
Life insurance liabilities	185	-	-	-	-
Provisions	52	9	-	4	-
Deferred tax liabilities	34	-	-	-	-
Other liabilities	213	720	-	-	-
Total liabilities	520	839	-	4	-
Total equity attributable to owners of WBC	3,253	1,179	-	961	-
Cash proceeds received (net of transaction costs)	2,284	1,322	-	1,013	-
Expected receivable (completion settlement)/deferred consideration	146	45	-	118	-
Total consideration	2,430	1,367	-	1,131	-
Gain/(loss) on disposal	(823)	188	-	170	-
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	2,284	1,322	-	1,013	-
Less: Cash deconsolidated	(169)	(50)	-	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	2,115	1,272	-	1,013	-

Non-cash investing activities

On 16 June 2022 Westpac Overseas Holdings No.2 Proprietary Limited (WOH2PL), paid a dividend of $5,040 million to the Parent Entity which was reinvested into additional WOH2PL ordinary shares. These transactions were settled on a net basis and as a result no cash was transferred. As WOH2PL is a wholly owned subsidiary of the Parent Entity these transactions eliminate on consolidation.

Non-cash financing activities

	Consolidated			Parent Entity
$m	2022	2021	2020	2022	2021
Shares issued under the dividend reinvestment plan	-	401	273	-	401
Increase in lease liabilities	244	199	177	226	114

On 20 July 2022, $689 million of WCN2 were transferred to the WCN2 nominated party for $100 each pursuant to the WCN9 reinvestment offer. Those WCN2 were subsequently redeemed and cancelled by Westpac. On 23 September 2022, Westpac redeemed the remaining outstanding WCN2.

WESTPAC GROUP 2022 ANNUAL REPORT 125

Notes to the financial statements

Note 36. Notes to the cash flow statements (continued)

Cash and balances with central banks

The following table provides the breakdown of cash and cash balances with central banks.

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Cash and cash at bank	14,711	16,504	14,226	16,156
Exchange settlement accounts	90,243	54,587	80,767	46,412
Regulatory deposits with central banks	303	262	189	186
Total cash and balances with central banks	105,257	71,353	95,182	62,754

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $303 million (2021: $445 million) for the Group and $189 million (2021: $369 million) for the Parent Entity which are included in cash and balances with central banks.

Note 37. Subsequent events

Since 30 September 2022, the Board has determined to pay a fully franked final dividend of 64 cents per fully paid ordinary share. The dividend is expected to be $2,241 million. The dividend is not recognised as a liability at 30 September 2022. The proposed payment date of the dividend is 20 December 2022.

The Board has determined to issue shares to satisfy the Dividend Reinvestment Plan (DRP) for the 2022 final ordinary dividend. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 23 November 2022, with no discount applied.

No other matters have arisen since the year ended 30 September 2022 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Note 38. Assets and liabilities held for sale

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

During the year ending 30 September 2022, the assets and liabilities of certain businesses were classified as held for sale. As these businesses do not constitute a major line of business for the Group, they have not been classified as discontinued operations.

Details of the businesses which were classified as held for sale during the financial year are as follows:

Businesses held for sale as at 30 September 2022

Advance Asset Management Limited and BT Superannuation Funds

On 26 May 2022, the Group announced that it had entered an agreement to sell Advance Asset Management Limited (Advance) to Mercer Australia. Westpac concurrently entered into a Heads of Agreement to merge, through a successor fund transfer (SFT), BT’s personal and corporate superannuation funds with Mercer Super Trust. The merger of the BT personal and corporate superannuation funds and the sale of Advance remain subject to certain conditions and regulatory approvals and are expected to be completed in 2023.

126 WESTPAC GROUP 2022 ANNUAL REPORT

Notes to the financial statements

Note 38 Assets and liabilities held for sale (continued)

The SFT will result in a small loss as a result of transaction and separation costs and the sale of Advance will result in a gain. A total after-tax gain of approximately $305 million is expected to be recognised on completion in 2023. In the current year, software assets and goodwill relating to the superannuation business were impaired and separation and transactions costs of approximately $106 million were expensed.

The business is included in Specialist Businesses.

Transactions completed during 2022

Westpac Motor Vehicle Dealer Finance and Novated Leasing business

On 28 June 2021, the Group announced that it had entered into an agreement to sell its motor vehicle dealer finance and novated leasing business to Angle Auto Finance Pty Ltd, L.P. As part of the sale, Westpac would transfer:

●	Auto dealer and introducer agreements together with wholesale dealer loans of approximately $1 billion;
●	Strategic alliance agreements with vehicle manufacturers; and
●	Novated lease origination capability and related agreements.

Completion of the transaction occurred over several stages in 2022, with wholesale dealer loans of approximately $1 billion transferred on 20 December 2021, and final completion occurring on 24 March 2022. A pre-tax gain on sale of $170 million was recognised during the year in non-interest income.

Westpac has retained auto loans of around $9 billion. The loans will run down over the life of those loans. Westpac has also ceased new retail auto loan originations through dealerships. Customers continue to be able to use the Group’s personal lending products to finance the purchase of motor vehicles.

The business was included in Specialist Businesses.

Westpac New Zealand Life Insurance business

On 6 July 2021, the Group announced that it had entered into an agreement to sell Westpac Life-NZ-Limited to Fidelity Life Assurance Company Limited and enter into an exclusive 15-year agreement for the distribution of life insurance products to Westpac’s New Zealand customers.

The sale was completed on 28 February 2022 for a consideration of NZ$417 million resulting in pre-tax gain on sale of A$119 million recognised in non-interest income. Ongoing payments to Westpac will be received in accordance with the distribution agreement.

The entity was included in Westpac New Zealand.

Westpac Australian Life Insurance business

On 9 August 2021, the Group announced that it had entered an agreement to sell Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited (TAL) and enter into an exclusive 20-year strategic alliance for the provision of life insurance products to Westpac’s Australian customers.

Completion of the sale occurred on 1 August 2022 at a sale price of $900 million resulting in a pre-tax loss of $1,112 million being recognised in non-interest income this year. This outcome includes an estimate of the completion payment to be received by Westpac. As the completion accounts process is yet to be finalised the actual completion payment may differ from this estimate. An additional loss of $224 million was previously recognised in operating expenses in 2021 reflecting expected separation and transaction costs. The transaction also includes ongoing payments to Westpac in accordance with the distribution agreement.

Westpac retained responsibility for certain pre-completion matters and provided protection to TAL through a combination of provisions, warranties and indemnities.

This entity was included in Specialist Businesses.

WESTPAC GROUP 2022 ANNUAL REPORT 127

Notes to the financial statements

Note 38 Assets and liabilities held for sale (continued)

Balance sheet presentation

Details of the assets and liabilities held for sale are as follows:

	Consolidated		Parent Entity
$m	2022	2021	2022	2021
Assets held for sale
Cash and balances with central banks	-	7	-	-
Loans	-	1,015	-	1,015
Other financial assets	20	19	-	-
Life insurance assets	-	2,972	-	-
Deferred tax assets	-	8	-	-
Intangible assets	55	-	-	-
Other assets	-	167	-	-
Total assets held for sale	75	4,188	-	1,015
Liabilities held for sale
Other financial liabilities	31	28	-	3
Current tax liabilities	-	14	-	-
Life insurance liabilities	-	447	-	-
Provisions	1	35	-	7
Deferred tax liabilities	-	44	-	-
Other liabilities	-	269	-	-
Total liabilities held for sale	32	837	-	10

128	WESTPAC GROUP 2021 ANNUAL REPORT

Statutory statements

Directors’ declaration

In the Directors' opinion:

(a) the financial statements and notes set out in 'Section 3 - Financial report for the year ended 30 September 2022 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 (Cth) and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation (Westpac) and the Group's financial position as at 30 September 2022 and of their performance for the financial year ended on that date; and

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

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

John McFarlane Chairman Sydney 6 November 2022	Peter King Managing Director and Chief Executive Officer

WESTPAC GROUP 2022 ANNUAL REPORT	129

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac's internal control over financial reporting as of 30 September 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac's internal control over financial reporting as of 30 September 2022 was effective.

The effectiveness of Westpac's internal control over financial reporting as of 30 September 2022 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

130 WESTPAC GROUP 2022 ANNUAL REPORT

Statutory statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended September 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 129 of the 2022 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000,

GPO BOX 2650 Sydney NSW 2001

T: 1300 799 615, F: 1300 799 618, www.pwc.com.au

WESTPAC GROUP 2022 ANNUAL REPORT	131

Statutory statements

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial

132 WESTPAC GROUP 2022 ANNUAL REPORT

Statutory statements

statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for expected credit losses on loans and credit commitments

As described in Note 11 to the consolidated financial statements, the provision for expected credit losses on loans and credit commitments (ECL) was $4,625 million at September 30, 2022. ECL is a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management's model to determine the ECL includes significant judgment in assumptions used to determine when a significant increase in credit risk (SICR) has occurred, estimating forward looking macroeconomic scenarios (MES), applying a probability weighting to different scenarios and identifying and calculating adjustments to model output (overlays).

The principal considerations for our determination that performing procedures relating to the ECL is a critical audit matter were (i) there was significant judgment and effort in evaluating audit evidence related to the ECL model and assumptions used to determine the ECL; (ii) there was significant judgement and effort in evaluating audit evidence related to the identification and calculation of overlays to the ECL due to the impacts of current conditions and forecasts of future economic conditions; (iii) there was a high degree of auditor effort required to test critical data elements used in the model; (iv) there was a high degree of auditor effort required to test relevant IT controls used in determining the ECL; and (v) the nature and extent of audit effort required to test the models, assumptions and judgements required specialized skill or knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's ECL estimation process, which included controls over the data, model and assumptions used in determining the ECL as well as relevant IT controls. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the ECL by evaluating the appropriateness of the models and the reasonableness of the assumptions; (ii) testing the accuracy and completeness of selected critical data elements that are inputs used in the ECL model; and (iii) testing the reasonableness of overlays to the ECL.

Provisions and contingent liabilities

As described in Note 26 to the consolidated financial statements, the Company recorded compliance, regulation and remediation provisions of $513 million and litigation and non-lending loss provisions of $83 million at September 30, 2022 (collectively referred to as “the provisions”). The provisions relate to matters of potential misconduct in providing services to customers identified as a result of regulatory action and internal reviews. An assessment of the likely cost to the Company of these matters (including applicable customer refunds) is made on a case-by-case basis and specific provisions or disclosures are made where management considers appropriate. Disclosures are also made in Note 26 for contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably estimated.

WESTPAC GROUP 2022 ANNUAL REPORT	133

Statutory statements

The principal considerations for our determination that performing procedures relating to the provisions and contingent liabilities is a critical audit matter were (i) there was significant judgment by management to identify contingent liabilities and quantify the provisions, which included assumptions related to the probability of loss and the timing, nature and quantum of related cash outflows, and (ii) there was a high degree of auditor subjectivity and effort in performing procedures and in evaluating audit evidence related to the provisions and key assumptions, and in evaluating the appropriateness of the related disclosures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of provisions to determine whether a present obligation with a probable cash outflow exists, and can be reliably estimated. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management's evaluation, including controls over determining whether or not it is possible that a loss has occurred or whether there is a probable outflow from a present obligation. These procedures also included, among others, (i) evaluating the evidence of management's quantification of provisions and the assumptions applied and (ii) assessing the appropriateness of disclosures.

Disposal of controlled entities and other businesses

As described in Notes 4 and 38 to the consolidated financial statements, the Company completed the disposal of certain controlled entities and other businesses during the year ended September 30, 2022, resulting in a net loss of $823 million. These controlled entities and other businesses were previously classified as held for sale.

The principal considerations for our determination that performing procedures relating to the disposal of controlled entities and other businesses is a critical audit matter were (i) there was a high degree of auditor judgement and effort in performing procedures and evaluating management's determination of the timing and accuracy of gains and losses to be recognized from the completion of sales of controlled entities and other businesses which were previously classified as held for sale, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation and key judgements in determining the classification and measurement of the gains and losses recognised from the disposal of controlled entities and other businesses. These procedures also included, among others, (i) reading the relevant sale contracts to obtain an understanding of the terms and conditions, (ii) assessing the criteria for the controlled entities and other businesses to be classified as held for sale and the timing of the recognition of gains or losses associated with their sales, (iii) testing management's calculation of the gain or loss on sale of each controlled entity and other business, and (iv) the involvement of professionals with specialized skill and knowledge to assist in assessing the appropriate accounting treatment.

PricewaterhouseCoopers

Sydney, Australia

November 6, 2022

We have served as the Company’s auditor since 1968.

134 WESTPAC GROUP 2022 ANNUAL REPORT

This page has been intentionally left blank.

WESTPAC GROUP 2022 ANNUAL REPORT	135

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 15 December 2021.
4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.
4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.
8.	List of controlled entities – refer to Note 30 to the financial statements in this Annual Report.
12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
15.1	Auditor consent dated 8 November 2022
15.2	Westpac Group 2022 Annual Report on Form 20-F
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

136 WESTPAC GROUP 2022 ANNUAL REPORT

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury and Technology

Dated November 8, 2022