Form 20-F
period 2023-09-30
WESTPAC BANKING CORP
filed 2023-11-07
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 3.300% Notes due February 26, 2024, Floating Rate Notes due February 26, 2024, 5.350% Notes due October 18, 2024 1.019% Notes due November 18, 2024, Floating Rate Notes due November 18, 2024, 2.350% Notes due February 19, 2025, Floating Rate Note due August 26, 2025, 3.735% Notes due August 26, 2025, 2.850% Notes due May 13, 2026, 1.150% Notes due June 3, 2026, Floating Rate Notes due June 3, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 4.043% Notes due August 26, 2027, 5.457% Notes due November 18, 2027 3.400% Notes due January 25, 2028, 1.953% Notes due November 20, 2028, 2.650% Notes due January 16, 2030, 2.894% Subordinated Notes due February 4, 2030, 2.150% Notes due June 3, 2031, 4.322% Subordinated Notes due November 23, 2031, 5.405% Subordinated Notes due August 10, 2033, 4.110% Subordinated Notes due July 24, 2034, 2.668% Subordinated Notes due November 15, 2035, 3.020% Subordinated Notes due November 18, 2036, 4.421% Subordinated Notes due July 24, 2039, 2.963% Subordinated Notes due November 16, 2040, 3.133% Subordinated Notes due November 18, 2041 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,509,076,960 fully paid

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbannes-Oxley Act (15 U.S.C. 7262(b)) by the registered public account firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐No ☒

I

TABLE OF CONTENTS

Form 20-F cross-reference index	ii	Risk factors	304
Financial statements	1	Sustainability governance	317
Income statements	2	Other Westpac business information	325
Statements of comprehensive income	3	Financial statements	328
Balance sheets	4	Shareholder information	329
Statements in changes in equity	5	Shareholding information	330
Cash flow statements	7	Additional information	346
Notes to the financial statements	8	Glossary of abbreviations and defined terms	356
Statutory statements	128
Exhibits index	134
Strategic review	142
Strategic review	142
Corporate governance	184
Directors’ report	208
Remuneration report	222
Information on Westpac	249
Performance Review	254
Reading this report	255
Group performance	259
Performance summary	259
Key financial information	259
Impact of Notable Items	260
Review of earnings	263
Credit quality	275
Balance sheet and funding	278
Capital and dividends	281
Segment reporting	287
Consumer	290
Business	292
Westpac Institutional Bank (WIB)	294
Westpac New Zealand	296
Specialist Businesses	299
Group Businesses	301

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

For certain information about the basis of preparing the financial information in this Annual Report see ‘Reading this report’ in Section 2. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see ‘Reading this report’ in Section 2. Please consider those important disclaimers when reading the forward-looking statements in this Annual Report.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

II WESTPAC GROUP 2023 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Part I

Item 1.	Identity of directors, senior management and advisers	Not applicable

Item 2.	Offer statistics and expected timetable	Not applicable

Item 3.	Key information

	Capitalisation and indebtedness	Not applicable

	Reasons for the offer and use of proceeds	Not applicable

	Risk factors	304-320

Item 4.	Information on Westpac

	History and development of Westpac	150, 253-257

	Business overview	150, 253-257

	Organisational structure	114, 151

	Property, plants and equipment	325

Item 4A.	Unresolved staff comments	Not applicable

Item 5.	Operating and financial review and prospects

	Operating results	261-262

	Liquidity and capital resources	281-285

	Research and development, patents and licences, etc.	Not applicable

	Trend information	256-280, 287-303

	Critical accounting estimates	26, 38-39, 85, 95, 98, 118

Item 6.	Directors, senior management and employees

	Directors and senior management	208-215, 218

	Compensation	121-123, 222-247

	Board practices	184-206

	Employees	275-276

	Share ownership	123, 218-219, 330

Item 7.	Major shareholders and related party transactions

	Major shareholders	330-337

	Related party transactions	122-123

	Interests of experts and counsel	Not applicable

Item 8.	Financial information

	Consolidated statements and other financial information	1-133

	Significant changes	249-253

Item 9.	The offer and listing

	Offer and listing details	Not applicable

	Plan of distribution	Not applicable

	Markets	Not applicable

	Selling shareholders	Not applicable

	Dilution	Not applicable

	Expenses of the issue	Not applicable

III

20-F item number and description		Page

Part I (continued)

Item 10.	Additional information

	Share capital	Not applicable

	Memorandum and articles of association	346-348

	Material contracts	325

	Exchange controls	341-342

	Taxation	342-343

	Dividends and paying agents	Not applicable

	Statements by experts	Not applicable

	Documents on display	349

	Subsidiary information	Not applicable

Item 11.	Quantitative and qualitative disclosures about market risk	82-83

Item 12.	Description of securities other than equity securities

	Debt securities	Not applicable

	Warrants and rights	Not applicable

	Other securities	Not applicable

	American depositary shares	Not applicable

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable

Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable

Item 15.	Controls and procedures	129, 327

Item 16A.	Audit committee financial expert	194

Item 16B.	Code of ethics	198-199

Item 16C.	Principal accountant fees and services, PCAOB ID: 1379	121, 204-205

Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable

Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	Not applicable

Item 16F.	Changes in Westpac’s certifying accountant	Not applicable

Item 16G.	Corporate governance	184

Item 16H.	Mine safety disclosure	Not applicable

Item 16I	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable

Part III

Items 17. & 18.	Financial statements	1-133

Item 19.	Exhibits	134

Consolidated income statements for the years ended 30 September 2023, 2022 and 2021		2

Consolidated balance sheets as at 30 September 2023 and 2022		4

Consolidated statements of comprehensive income for the years ended 30 September 2023, 2022 and 2021		3

Consolidated statements of cash flows for the years ended 30 September 2023, 2022 and 2021		7

Notes to the financial statements		8-127

Management’s report on the internal control over financial reporting		129

Report of independent registered public accounting firm		130-133

IV WESTPAC GROUP 2023 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description	Page

Item 1402: Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Average balance sheets	16-18, 265

Analysis of net interest earnings	15, 263-264

Interest rate and interest differential analysis	16-20, 263-264

Item 1403: Investments in debt securities t II Investment portfolio

Weighted average yield of debt securities	64

Calculation of weighted average yield; tax-exempt obligations	64

Item 1404: Loan Portfolio

Maturity and interest rate profile of loan portfolio	33

Item 1405: Allowances for Credit Losses

Credit ratios and material changes	34-42

Allocation of the allowance for credit losses	34-42

Item 1406: Deposits
.
Deposits by category	53-54

Uninsured deposits	53-54

Time deposits	53-54

FINANCIAL
STATEMENTS

Income statements Statements of comprehensive income		INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES
Balance sheets		Note 24	Intangible assets
Statements of changes in equity Cash flow statements		Note 25	Provisions, contingent liabilities, contingent assets and credit commitments

Note 1	Financial statements preparation	CAPITAL AND DIVIDENDS
		Note 26	Shareholders’ equity
FINANCIAL PERFORMANCE		Note 27	Capital adequacy
Note 2	Segment reporting	Note 28	Dividends
Note 3	Net interest income and average balance sheet and interest rates	GROUP STRUCTURE
Note 4	Non-interest income	Note 29	Investments in subsidiaries and associates
Note 5	Operating expenses	Note 30	Structured entities
Note 6	Impairment charges
Note 7	Income tax	OTHER
Note 8	Earnings per share	Note 31	Share-based payments
		Note 32	Superannuation commitments
FINANCIAL ASSETS AND FINANCIAL LIABILITIES		Note 33	Auditor’s remuneration
		Note 34	Related party disclosures
Lending and credit risk		Note 35	Notes to the cash flow statements
Note 9	Loans	Note 36	Subsequent events
Note 10	Provision for expected credit losses	Note 37	Assets and liabilities held for sale
Note 11	Credit risk management
STATUTORY STATEMENTS
Deposits and other funding arrangements		Directors’ declaration
Note 12	Deposits and other borrowings	Management’s report on internal control over financial reporting
Note 13	Debt issues
Note 14	Loan capital	Report of Independent Registered Public Accounting Firm
Note 15	Securitisation, covered bonds and other transferred assets

Other financial instrument disclosures
Note 16	Trading securities and financial assets measured at fair value through income statement (FVIS)
Note 17	Investment securities
Note 18	Other financial assets
Note 19	Other financial liabilities
Note 20	Derivative financial instruments
Note 21	Risk management, funding and liquidity risk and market risk
Note 22	Fair values of financial assets and financial liabilities
Note 23	Offsetting financial assets and financial liabilities

2 WESTPAC GROUP 2023 ANNUAL REPORT

INCOME STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2023	2022	2021	2023	2022
Interest income:
Calculated using the effective interest method	3	42,515	22,981	22,132	38,909	20,261
Other	3	1,237	270	146	992	352
Total interest income		43,752	23,251	22,278	39,901	20,613
Interest expense	3	(25,435)	(6,090)	(5,420)	(24,786)	(6,296)
Net interest income		18,317	17,161	16,858	15,115	14,317
Non-interest income
Net fees	4	1,645	1,671	1,482	1,461	1,491
Net wealth management and insurance	4	562	808	1,211	-	-
Trading	4	717	664	719	678	601
Other	4	404	(698)	952	1,668	7,890
Total non-interest income		3,328	2,445	4,364	3,807	9,982
Net operating income		21,645	19,606	21,222	18,922	24,299
Operating expenses	5	(10,692)	(10,802)	(13,311)	(9,473)	(9,483)
Impairment (charges)/benefits	6	(648)	(335)	590	(511)	(449)
Profit before income tax expense		10,305	8,469	8,501	8,938	14,367
Income tax expense	7	(3,104)	(2,770)	(3,038)	(2,504)	(2,189)
Profit after income tax expense		7,201	5,699	5,463	6,434	12,178
Net profit attributable to non-controlling interests		(6)	(5)	(5)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		7,195	5,694	5,458	6,434	12,178
Earnings per share (cents)
Basic	8	205.3	159.9	149.4
Diluted	8	195.2	152.4	137.8

The above income statements should be read in conjunction with the accompanying notes.

STATEMENTS OF COMPREHENSIVE INCOME

for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Profit after income tax expense	7,201	5,699	5,463	6,434	12,178
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on
Debt securities measured at fair value through other comprehensive income (FVOCI)	(201)	(318)	578	(178)	(47)
Cash flow hedging instruments[1]	(635)	1,107	296	(570)	866
Transferred to income statement
Debt securities measured at FVOCI	(125)	(254)	(195)	(125)	(254)
Cash flow hedging instruments[1]	(309)	(237)	39	(349)	(430)
Loss allowance on debt securities measured at FVOCI	1	(2)	2	1	(2)
Exchange differences on translation of foreign operations (net of associated hedges)	367	(264)	51	54	27
Income tax on items taken to or transferred from equity
Debt securities measured at FVOCI	98	166	(119)	92	90
Cash flow hedging instruments	283	(253)	(97)	276	(131)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity securities measured at FVOCI (net of tax)	(10)	92	48	(20)	7
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(21)	80	(10)	(21)	80
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(105)	446	119	(110)	440
Net other comprehensive income/(expense) (net of tax)	(657)	563	712	(950)	646
Total comprehensive income	6,544	6,262	6,175	5,484	12,824
Attributable to
Owners of WBC	6,536	6,257	6,171	5,484	12,824
Non-controlling interests	8	5	4	-	-
Total comprehensive income	6,544	6,262	6,175	5,484	12,824

1.      Comparative amounts have been revised to align to current year presentation.

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

4 WESTPAC GROUP 2023 ANNUAL REPORT

BALANCE SHEETS

as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2023	2022	2023	2022
Assets
Cash and balances with central banks	35	102,522	105,257	93,466	95,182
Collateral paid		4,535	6,216	4,505	6,179
Trading securities and financial assets measured at fair value through income statement (FVIS)	16	30,507	24,332	27,987	22,417
Derivative financial instruments	20	21,343	41,283	21,038	41,127
Investment securities	17	75,326	76,465	67,508	70,176
Loans	9	773,254	739,647	678,021	651,717
Other financial assets	18	6,219	5,626	5,812	5,228
Current tax assets		5	16	5	4
Due from subsidiaries		-	-	53,644	54,185
Investment in subsidiaries		-	-	8,019	9,790
Investment in associates		33	37	33	33
Property and equipment		2,245	2,429	1,833	2,028
Deferred tax assets	7	2,095	1,754	1,957	1,646
Intangible assets	24	10,886	10,327	9,260	8,881
Other assets		804	734	672	668
Assets held for sale	37	-	75	-	-
Total assets		1,029,774	1,014,198	973,760	969,261
Liabilities
Collateral received		3,525	6,371	3,243	6,299
Deposits and other borrowings	12	688,168	659,129	610,357	586,745
Other financial liabilities	19	44,870	56,360	38,780	52,352
Derivative financial instruments	20	24,647	39,568	24,574	39,458
Debt issues	13	156,573	144,868	134,957	122,339
Current tax liabilities		780	219	607	160
Due to subsidiaries		-	-	55,663	58,343
Provisions	25	2,777	2,950	2,543	2,705
Other liabilities		2,719	2,938	2,177	2,343
Liabilities held for sale	37	-	32	-	-
Total liabilities excluding loan capital		924,059	912,435	872,901	870,744
Loan capital	14	33,176	31,254	32,085	30,734
Total liabilities		957,235	943,689	904,986	901,478
Net assets		72,539	70,509	68,774	67,783
Shareholders’ equity
Share capital:
Ordinary share capital	26	39,826	39,666	39,826	39,666
Treasury shares	26	(702)	(655)	(760)	(713)
Reserves	26	1,935	2,378	1,659	2,388
Retained profits		31,436	29,063	28,049	26,442
Total equity attributable to owners of WBC		72,495	70,452	68,774	67,783
Non-controlling interests	26	44	57	-	-
Total shareholders’ equity and non-controlling interests		72,539	70,509	68,774	67,783

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity		Total
				attributable		shareholders’
Consolidated	Share capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 26)	(Note 26)	profits	of WBC	(Note 26)	and NCI
Balance as at 30 September 2020	39,946	1,544	26,533	68,023	51	68,074
Impact from a change in accounting policy[1]	-	-	(40)	(40)	-	(40)
Restated opening balance	39,946	1,544	26,493	67,983	51	68,034
Profit after income tax expense	-	-	5,458	5,458	5	5,463
Net other comprehensive income/(expense)	-	604	109	713	(1)	712
Total comprehensive income/(expense)	-	604	5,567	6,171	4	6,175
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(3,247)	(3,247)	-	(3,247)
Dividend reinvestment plan	401	-	-	401	-	401
Dividend reinvestment plan underwrite	719	-	-	719	-	719
Other equity movements
Share-based payment arrangements	-	86	-	86	-	86
Purchase of shares	(28)	-	-	(28)	-	(28)
Net acquisition of treasury shares	(43)	-	-	(43)	-	(43)
Other	-	(7)	-	(7)	2	(5)
Total contributions and distributions	1,049	79	(3,247)	(2,119)	2	(2,117)
Balance as at 30 September 2021	40,995	2,227	28,813	72,035	57	72,092
Profit after income tax expense	-	-	5,694	5,694	5	5,699
Net other comprehensive income/(expense)	-	37	526	563	-	563
Total comprehensive income/(expense)	-	37	6,220	6,257	5	6,262
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(4,337)	(4,337)	-	(4,337)
Other equity movements
Off-market share buy-back (net of transaction costs)[3]	(1,902)	-	(1,601)	(3,503)	-	(3,503)
Share-based payment arrangements	-	87	-	87	-	87
Purchase of shares	(33)	-	-	(33)	-	(33)
Net acquisition of treasury shares	(49)	-	-	(49)	-	(49)
Other	-	27	(32)	(5)	(5)	(10)
Total contributions and distributions	(1,984)	114	(5,970)	(7,840)	(5)	(7,845)
Balance as at 30 September 2022	39,011	2,378	29,063	70,452	57	70,509
Profit after income tax expense	-	-	7,195	7,195	6	7,201
Net other comprehensive income/(expense)	-	(533)	(126)	(659)	2	(657)
Total comprehensive income/(expense)	-	(533)	7,069	6,536	8	6,544
Transactions in capacity as equity holders
Dividends on ordinary shares[2]	-	-	(4,696)	(4,696)	-	(4,696)
Dividend reinvestment plan	192	-	-	192	-	192
Other equity movements
Share-based payment arrangements	-	90	-	90	-	90
Purchase of shares	(32)	-	-	(32)	-	(32)
Net acquisition of treasury shares	(47)	-	-	(47)	-	(47)
Other	-	-	-	-	(21)	(21)
Total contributions and distributions	113	90	(4,696)	(4,493)	(21)	(4,514)
Balance as at 30 September 2023	39,124	1,935	31,436	72,495	44	72,539

1.      In 2021, the Group aligned its accounting treatment of costs incurred in configuring or customising Software-as-a-Service (SaaS) arrangements with the treatment outlined in the IFRIC agenda decision released in April 2021. The adjustment to 2021 opening retained earnings reflects the impact of this change in accounting policy on prior years.

2.      Relates to fully franked dividends at 30%:
- 2023: 2023 interim dividend of 70 cents per share ($2,456 million) and 2022 final dividend of 64 cents per share ($2,240 million);
- 2022: 2022 interim dividend of 61 cents per share ($2,136 million) and 2021 final dividend of 60 cents per share ($2,201 million); and
- 2021: 2021 interim dividend of 58 cents per share ($2,127 million) and 2020 final dividend 31 cents per share ($1,120 million).

3.      In 2022, the Group completed a $3.5 billion off-market share buy-back of Westpac ordinary shares. Refer to Note 26 for further details.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

6 WESTPAC GROUP 2023 ANNUAL REPORT

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity
				attributable
Parent Entity	Share capital	Reserves	Retained	to owners
$m	(Note 26)	(Note 26)	profits	of WBC
Balance as at 30 September 2021	40,937	2,148	19,714	62,799
Profit after income tax expense	-	-	12,178	12,178
Net other comprehensive income/(expense)	-	126	520	646
Total comprehensive income/(expense)	-	126	12,698	12,824
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(4,337)	(4,337)
Other equity movements
Off-market share buy-back (net of transaction costs)[2]	(1,902)	-	(1,601)	(3,503)
Share-based payment arrangements	-	87	-	87
Purchase of shares	(33)	-	-	(33)
Net acquisition of treasury shares	(49)	-	-	(49)
Other	-	27	(32)	(5)
Total contributions and distributions	(1,984)	114	(5,970)	(7,840)
Balance as at 30 September 2022	38,953	2,388	26,442	67,783
Profit after income tax expense	-	-	6,434	6,434
Net other comprehensive income/(expense)	-	(819)	(131)	(950)
Total comprehensive income/(expense)	-	(819)	6,303	5,484
Transactions in capacity as equity holders
Dividends on ordinary shares[1]	-	-	(4,696)	(4,696)
Dividend reinvestment plan	192	-	-	192
Other equity movements
Share-based payment arrangements	-	90	-	90
Purchase of shares	(32)	-	-	(32)
Net acquisition of treasury shares	(47)	-	-	(47)
Other	-	-	-	-
Total contributions and distributions	113	90	(4,696)	(4,493)
Balance as at 30 September 2023	39,066	1,659	28,049	68,774

1.      Relates to fully franked dividends at 30%:

- 2023: 2023 interim dividend of 70 cents per share ($2,456 million) and 2022 final dividend of 64 cents per share ($2,240 million); and
- 2022: 2022 interim dividend of 61 cents per share ($2,136 million) and 2021 final dividend of 60 cents per share ($2,201 million).

2.      In 2022, the Group completed its $3.5 billion off-market share buy-back of Westpac ordinary shares. Refer to Note 26 for further details.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2023	2022	2021	2023	2022
Cash flows from operating activities
Interest received		41,970	22,423	22,430	38,311	19,887
Interest paid		(22,654)	(5,091)	(5,677)	(22,634)	(5,488)
Dividends received excluding life business		1	4	4	1,051	1,569
Other non-interest income received		3,567	4,208	3,340	3,301	4,061
Operating expenses paid		(9,856)	(9,724)	(10,941)	(8,762)	(8,548)
Income tax paid excluding life business		(2,439)	(2,278)	(2,639)	(2,141)	(2,050)
Life business:
Receipts from policyholders and customers		-	845	976	-	-
Interest and other items of similar nature		-	1	22	-	-
Dividends received		-	25	12	-	-
Payments to policyholders and suppliers		-	(619)	(1,168)	-	-
Income tax paid		-	(65)	(49)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		10,589	9,729	6,310	9,126	9,431
Net (increase)/decrease in:
Collateral paid		1,545	(1,524)	305	1,537	(1,658)
Trading securities and financial assets measured at FVIS		(4,524)	(3,750)	19,316	(4,162)	(3,890)
Derivative financial instruments		4,082	2,451	(2,420)	4,414	380
Loans		(27,270)	(36,345)	(15,098)	(25,080)	(32,696)
Other financial assets		128	279	(274)	94	(186)
Life insurance assets and liabilities		-	266	(593)	-	-
Other assets		8	20	6	11	37
Net increase/(decrease) in:
Collateral received		(2,888)	3,643	93	(3,092)	3,744
Deposits and other borrowings		24,692	35,054	33,737	23,347	33,586
Other financial liabilities		(17,146)	7,120	9,036	(18,117)	5,939
Other liabilities		(12)	11	(8)	(3)	41
Net cash provided by/(used in) operating activities	35	(10,796)	16,954	50,410	(11,925)	14,728
Cash flows from investing activities
Proceeds from investment securities		36,480	36,022	34,066	33,383	34,383
Purchase of investment securities		(33,753)	(34,076)	(28,840)	(29,406)	(31,179)
Net movement in amounts due to/from controlled entities		-	-	-	(625)	1,589
Proceeds from disposal of controlled entities and other businesses, net of cash disposed	35	293	2,115	1,272	-	1,013
Purchase of controlled entities		-	(14)	-	-	(14)
Net (increase)/decrease in investments in controlled entities		-	-	-	640	1,555
Proceeds from disposal of associates		-	-	45	-	-
Purchase of associates		(1)	-	(8)	-	-
Proceeds from disposal of property and equipment		72	25	62	71	14
Purchase of property and equipment		(238)	(166)	(234)	(165)	(129)
Purchase of intangible assets		(1,141)	(1,099)	(740)	(952)	(938)
Net cash provided by/(used in) investing activities		1,712	2,807	5,623	2,946	6,294
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		70,974	73,309	46,799	62,992	58,657
Redemption of debt issues		(62,596)	(55,899)	(65,272)	(52,671)	(44,222)
Payments for the principal portion of lease liabilities		(401)	(427)	(507)	(358)	(401)
Issue of loan capital (net of issue costs)		3,453	6,527	7,628	2,894	6,007
Redemption of loan capital		(1,171)	(2,344)	(1,548)	(1,171)	(2,344)
Payment for off-market share buy-back		-	(3,503)	-	-	(3,503)
Proceeds from dividend reinvestment plan underwrite		-	-	719	-	-
Purchase of shares relating to share-based payment arrangements		(32)	(33)	(28)	(32)	(33)
Purchase of treasury shares (including RSP and EIP restricted shares)		(47)	(49)	(43)	(47)	(49)
Payment of dividends		(4,504)	(4,337)	(2,846)	(4,504)	(4,337)
Dividends paid to NCI		(21)	(5)	(2)	-	-
Net cash provided by/(used in) financing activities		5,655	13,239	(15,100)	7,103	9,775
Net increase/(decrease) in cash and balances with central banks		(3,429)	33,000	40,933	(1,876)	30,797
Effect of exchange rate changes on cash and balances with central banks		694	897	298	160	1,631
Net (increase)/decrease in cash and balances with central banks included in assets held for sale		-	7	(7)	-	-
Cash and balances with central banks as at beginning of year		105,257	71,353	30,129	95,182	62,754
Cash and balances with central banks as at end of year	35	102,522	105,257	71,353	93,466	95,182

The above cash flow statements should be read in conjunction with the accompanying notes.

8 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2023, was authorised for issue by the Board of Directors on 5 November 2023. The Directors have the power to amend and reissue the financial report.

The principal accounting policies are set out below and in the relevant notes to the financial statements. The accounting policy for the recognition and de-recognition of financial assets and financial liabilities precedes Note 9. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

During the current financial year, the Group revised its treatment of ongoing trail commissions payable to mortgage brokers. The Group recognised a liability within other financial liabilities equal to the present value of expected future trail commission payable and a corresponding increase in capitalised brokerage costs in loans. Comparatives have not been revised for this change in accounting policy as the impact of the change is not material to the financial statements.

(iv)	Standards adopted during the year ended 30 September 2023

No new accounting standards have been adopted by the Group for the year ended 30 September 2023. There have been no amendments to existing accounting standards that have had a material impact to the Group or the Parent Entity.

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

(vii)Comparative revisions

Comparative information has been revised where appropriate to conform to changes in presentation in the current year and to enhance comparability.

b.Critical accounting assumptions and estimates

Applying the Group’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

●	Note 7 Income tax
●	Note 10 Provision for expected credit losses (ECL)
●	Note 22 Fair values of financial assets and financial liabilities
●	Note 24 Intangible assets
●	Note 25 Provisions, contingent liabilities, contingent assets and credit commitments
●	Note 32 Superannuation commitments

Impact of climate-related risks

The Group has considered the potential risk of climate change on its financial statements including both physical risks and transition risks. The Group has concluded that based on the information and methodologies currently used, climate-related risks do not have a material impact on the judgements, assumptions and estimates for the year ended 30 September 2023.

Key considerations in reaching this conclusion included assessing the Group’s exposure to:

●	high transition risk industries as a proportion of overall credit exposures; and
●	physical risks that may arise from changing weather patterns and extreme weather events, with a particular focus on the Group’s housing loans.

The effects of climate change represent a source of uncertainty in the medium to long term which may affect our financial statements in the future. Climate-related-risks will continue to be monitored and assessed.

Details of the provision for ECL, including overlays held in relation to physical climate-related risk, are provided in Note 10.

c.	Future developments in accounting standards

There are no new standards or amendments to existing standards that are not yet effective that are expected to have a material impact to the Group or the Parent Entity.

10 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflect the management of the business, rather than the legal structure of the Group.

The Group and segments’ statutory profit after tax is reported internally to Westpac’s key decision makers. The statutory amount of the net operating income and operating expenses segment line items are separated to show balances excluding Notable Items and the total Notable Items for each of the categories.

Notable Items are items that management believes are not reflective of the Group’s ongoing business performance and are grouped into the following broad categories:

●
Unrealised fair value gains and losses on economic hedges that do not qualify for hedge accounting
●
Net ineffectiveness on qualifying hedges
●
Large items that are not reflective of the Group’s ordinary operations. In individual reporting periods, large items may include

-Provisions for remediation, litigation, fines and penalties

-The impact of asset sales and revaluations

-The write-down of assets (including goodwill and capitalised software)

-Restructuring costs

Segment restatements

In prior years, the information provided internally to Westpac’s key decision makers presented an adjusted measure of profit that was referred to as “cash earnings” in assessing the financial performance of the Group.

Cash earnings adjustments to statutory profit after tax in prior periods included:

●	Fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) which may create a material timing difference on reported results but do not affect the Group’s earnings over the life of the hedge.
●	The net ineffectiveness on qualifying hedges arises from the fair value movement in these hedges which reverses over time and therefore does not affect the Group’s profits over time.

Cash earnings adjustments which reclassified amounts between individual line items but did not impact on net cash earnings have also ceased. In prior years, these included:

●	Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. In prior periods, these amounts were offset in deriving non-interest income and operating expenses on a cash earnings basis; and
●	Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) were reversed in deriving income and taxation expense on a cash earnings basis. As the sale of the Group’s life insurance business was finalised in 2022, this adjustment is no longer relevant to the Group.

The Group ceased reporting this adjusted measure of profit in the current year and instead reports on the basis described in the accounting policy section above.

The Group has updated our reporting and restated comparatives for this change.

Reportable operating segments

We are one of Australia’s leading providers of banking and selected financial services, operating under multiple brands, and predominantly in Australia and New Zealand, with a small presence in Europe, North America, Asia and the Pacific islands of Fiji and Papua New Guinea. We operate through a significant online capability supported by an extensive branch and ATM network, call centres and specialist relationship and product managers. Our operations comprise the following key segments:

●	Consumer provides a full range of banking products and services to customers in Australia through three lines of business consisting of mortgages, consumer finance and deposits.
●	Business serves the banking needs of Australian small to medium businesses including commercial and agribusiness customers, generally up to $200 million in exposure.
●	Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers.

Note 2. Segment reporting (continued)

●	Westpac New Zealand provides banking and wealth products and services for consumer, business and institutional customers in New Zealand.
●	Specialist Businesses was established in May 2020 by combining the operations that Westpac identified to be exited as part of its portfolio simplification agenda. Since its formation, ten business divestments, including three in 2023, have been completed. The merger of BT’s personal and corporate superannuation funds with Mercer Super Trust through a SFT and the sale of its Advance Asset Management Limited business to Mercer Australia were completed earlier in the year. The remaining operations include Platforms, Westpac Pacific, margin lending and the retail auto finance business which is in run-off. These businesses will be retained and transferred to a new Business & Wealth segment as noted below.
●	Group Businesses includes support functions such as Treasury, Customer Services and Technology, Corporate Services and Enterprise Services. It also includes Group-wide elimination entries arising on consolidation, centrally raised provisions and other unallocated revenue and expenses.

In August 2023, the Group announced a restructure of its operating segments, to separate our Consumer and Business Banking and transfer Specialist Businesses into the Business segment. This change has not been reflected in this Annual Report as the performance information provided internally to Westpac’s key decision makers in 2023 has not changed. This change in structure will be reported in 2024.

The following tables present the segment results for the Group.

			Consumer
			and	Westpac	Westpac				Notable
			Business	Institutional	New	Specialist	Group		Items	Income
$m	Consumer	Business	Banking	Bank	Zealand (A$)	Businesses	Businesses	Total	(pre-tax)	statement
2023
Net interest income	8,966	4,238	13,204	1,525	2,317	429	939	18,414	(97)	18,317
Net fee income	509	311	820	596	177	44	8	1,645	-	1,645
Net wealth management and insurance income	41	-	41	-	33	498	-	572	(10)	562
Trading income	-	-	-	692	33	48	(23)	750	(33)	717
Other income	18	4	22	78	(3)	60	4	161	243	404
Notable Items	-	(78)	(78)	-	-	233	(52)	103	(103)	-
Net operating income	9,534	4,475	14,009	2,891	2,557	1,312	876	21,645	-	21,645
Operating expenses[1]	(4,763)	(1,867)	(6,630)	(1,308)	(1,186)	(547)	(561)	(10,232)	(460)	(10,692)
Notable Items	(202)	(19)	(221)	(15)	(9)	(60)	(155)	(460)	460	-
Total operating expenses	(4,965)	(1,886)	(6,851)	(1,323)	(1,195)	(607)	(716)	(10,692)	-	(10,692)
Pre-provision profit	4,569	2,589	7,158	1,568	1,362	705	160	10,953	-	10,953
Impairment (charges)/benefits	(200)	(263)	(463)	(87)	(124)	27	(1)	(648)	-	(648)
Profit before income tax (expense)/ benefit	4,369	2,326	6,695	1,481	1,238	732	159	10,305	-	10,305
Income tax (expense)/benefit[2]	(1,317)	(698)	(2,015)	(420)	(351)	(122)	(196)	(3,104)	-	(3,104)
Net profit attributable to NCI	-	-	-	-	-	(5)	(1)	(6)	-	(6)
Net profit attributable to owners of WBC	3,052	1,628	4,680	1,061	887	605	(38)	7,195	-	7,195
Notable Items (post-tax)[2]	(148)	(68)	(216)	(10)	(7)	207	(147)	(173)
Balance sheet
Loans	492,708	88,857	581,565	92,568	92,488	6,698	(65)	773,254
Deposits and other borrowings	308,380	130,590	438,970	115,126	76,544	10,834	46,694	688,168

1.	Impairment of assets (including goodwill and other intangible assets) was insignificant for all segments except for the following:

- Specialist Businesses: 2023: nil (2022: $167 million, 2021: $141 million);

- Group Businesses: 2023: $35 million (2022: $166 million, 2021: $6 million); and

- Westpac Institutional Bank: 2023: nil (2022: nil, 2021: $1,192 million).

2.	The tax impact of Notable Items reduced income tax (expense)/benefit by $184 million in 2023 (2022: $46 million, 2021: $57 million).

12 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Segment reporting (continued)

			Consumer
			and	Westpac	Westpac				Notable
			Business	Institutional	New	Specialist	Group		Items	Income
$m	Consumer	Business	Banking	Bank	Zealand (A$)	Businesses	Businesses	Total	(pre-tax)	statement
2022
Net interest income	8,985	3,027	12,012	1,110	2,107	474	903	16,606	555	17,161
Net fee income	513	327	840	605	185	46	(4)	1,672	(1)	1,671
Net wealth management and insurance income	51	-	51	-	54	754	-	859	(51)	808
Trading income	-	-	-	516	43	41	20	620	44	664
Other income	48	5	53	25	(3)	19	54	148	(846)	(698)
Notable Items	-	-	-	-	120	(1,011)	592	(299)	299	-
Net operating income	9,597	3,359	12,956	2,256	2,506	323	1,565	19,606	-	19,606
Operating expenses[1]	(4,623)	(1,899)	(6,522)	(1,188)	(1,072)	(683)	(716)	(10,181)	(621)	(10,802)
Notable Items	(66)	-	(66)	-	-	(365)	(190)	(621)	621	-
Total operating expenses	(4,689)	(1,899)	(6,588)	(1,188)	(1,072)	(1,048)	(906)	(10,802)	-	(10,802)
Pre-provision profit	4,908	1,460	6,368	1,068	1,434	(725)	659	8,804	-	8,804
Impairment (charges)/benefits	(201)	(143)	(344)	(85)	25	67	2	(335)	-	(335)
Profit before income tax expense	4,707	1,317	6,024	983	1,459	(658)	661	8,469	-	8,469
Income tax (expense)/benefit[2]	(1,416)	(399)	(1,815)	(296)	(382)	(61)	(216)	(2,770)	-	(2,770)
Net profit attributable to NCI	-	-	-	-	-	(4)	(1)	(5)	-	(5)
Net profit attributable to owners of WBC	3,291	918	4,209	687	1,077	(723)	444	5,694	-	5,694
Notable Items (post-tax)[2]	(47)	-	(47)	-	119	(1,226)	280	(874)
Balance sheet
Loans	474,604	84,897	559,501	85,182	85,285	9,866	(187)	739,647
Deposits and other borrowings	280,574	133,335	413,909	116,552	71,202	9,457	48,009	659,129

1.	Impairment of assets (including goodwill and other intangible assets) was insignificant for all segments except for the following:

- Specialist Businesses: 2023: nil (2022: $167 million, 2021: $141 million);

- Group Businesses: 2023: $35 million (2022: $166 million, 2021: $6 million); and

- Westpac Institutional Bank: 2023: nil (2022: nil, 2021: $1,192 million).

2.	The tax impact of Notable Items reduced income tax (expense)/benefit of $184 million in 2023 (2022: $46 million, 2021: $57 million).

Note 2. Segment reporting (continued)

			Consumer
			and	Westpac	Westpac				Notable
			Business	Institutional	New	Specialist	Group		Items	Income
$m	Consumer	Business	Banking	Bank	Zealand (A$)	Businesses	Businesses	Total	(pre-tax)	statement
2021
Net interest income	9,483	2,810	12,293	925	2,022	512	835	16,587	271	16,858
Net fee income	452	344	796	614	152	57	-	1,619	(137)	1,482
Net wealth management and insurance income	52	-	52	-	113	1,149	3	1,317	(106)	1,211
Trading income	-	-	-	608	58	33	16	715	4	719
Other income	17	8	25	107	11	25	21	189	763	952
Notable Items	-	178	178	-	(49)	181	485	795	(795)	-
Net operating income	10,004	3,340	13,344	2,254	2,307	1,957	1,360	21,222	-	21,222
Operating expenses[1]	(4,757)	(2,168)	(6,925)	(1,418)	(1,039)	(846)	(736)	(10,964)	(2,347)	(13,311)
Notable Items	(141)	(54)	(195)	(1,193)	(23)	(640)	(296)	(2,347)	2,347	-
Total operating expenses	(4,898)	(2,222)	(7,120)	(2,611)	(1,062)	(1,486)	(1,032)	(13,311)	-	(13,311)
Pre-provision profit	5,106	1,118	6,224	(357)	1,245	471	328	7,911	-	7,911
Impairment (charges)/benefits	184	425	609	(162)	79	66	(2)	590	-	590
Profit before income tax expense	5,290	1,543	6,833	(519)	1,324	537	326	8,501	-	8,501
Income tax (expense)/benefit[2]	(1,583)	(466)	(2,049)	(14)	(376)	(373)	(226)	(3,038)	-	(3,038)
Net profit attributable to NCI	-	-	-	-	-	(2)	(3)	(5)	-	(5)
Net profit attributable to owners of WBC	3,707	1,077	4,784	(533)	948	162	97	5,458	-	5,458
Notable Items (post-tax)[2]	(105)	85	(20)	(991)	(54)	(540)	110	(1,495)
Balance sheet
Loans[3]	462,699	78,385	541,084	67,749	88,409	12,550	(8)	709,784
Deposits and other borrowings	266,445	128,550	394,995	99,349	75,756	8,744	48,111	626,955

Notable Items after tax

$m	2023	2022	2021

Economic hedges	(92)	470	138
Hedge ineffectiveness	66	(52)	(32)
Provisions for remediation, litigation, fines and penalties	(176)	(133)	(448)
Asset sales and revaluations	256	(876)	11
The write-down of assets	(87)	(283)	(1,164)
Restructuring costs	(140)	-	-
Total Notable Items after tax	(173)	(874)	(1,495)

1.	Impairment of assets (including goodwill and other intangible assets) was insignificant for all segments except for the following:

- Specialist Businesses: 2023: nil (2022: $167 million, 2021: $141 million);

- Group Businesses: 2023: $35 million (2022: $166 million, 2021: $6 million); and

- Westpac Institutional Bank: 2023: nil (2022: nil, 2021: $1,192 million).

2.	The tax impact of Notable Items reduced income tax (expense)/benefit of $184 million in 2023 (2022: $46 million, 2021: $57 million).
3.	Specialist Businesses excludes balances presented as held for sale.

14 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Segment reporting (continued)

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 3 and 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2023		2022		2021
	$m	%	$m	%	$m	%
Revenue
Australia	40,222	85.4	20,198	78.6	22,788	85.5
New Zealand	5,053	10.7	5,010	19.5	3,509	13.2
Other overseas[1]	1,805	3.9	488	1.9	345	1.3
Total	47,080	100.0	25,696	100.0	26,642	100.0
Non-current assets[2]
Australia	11,782	89.7	11,606	91.0	11,825	91.2
New Zealand	1,282	9.8	1,088	8.5	1,082	8.3
Other overseas[1]	67	0.5	62	0.5	55	0.5
Total	13,131	100.0	12,756	100.0	12,962	100.0

1.	Other overseas included Pacific Islands, Asia, the Americas and Europe.
2.	Non-current assets represents property and equipment, and intangible assets.

Note 3. Net interest income and average balance sheet and interest rates

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

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Interest income[1]
Calculated using the effective interest method
Cash and balances with central banks	4,277	683	30	3,785	534
Collateral paid	581	68	16	578	67
Investment securities	2,037	1,126	1,200	1,846	1,002
Loans	35,582	21,096	20,756	30,518	17,853
Other financial assets	38	2	2	37	2
Due from subsidiaries	-	-	-	2,145	797
Assets held for sale	-	6	128	-	6
Total interest income calculated using the effective interest method	42,515	22,981	22,132	38,909	20,261
Other
Net ineffectiveness on qualifying hedges	94	(77)	(46)	94	(80)
Trading securities and financial assets measured at FVIS	1,143	347	192	1,044	317
Due from subsidiaries	-	-	-	(146)	115
Total other	1,237	270	146	992	352
Total interest income	43,752	23,251	22,278	39,901	20,613
Interest expense
Calculated using the effective interest method
Collateral received	(327)	(64)	(4)	(319)	(64)
Deposits and other borrowings	(14,993)	(2,810)	(1,801)	(12,666)	(2,097)
Debt Issues	(4,667)	(2,257)	(1,861)	(4,221)	(2,028)
Due to subsidiaries	-	-	-	(2,802)	(1,389)
Loan capital	(1,448)	(1,026)	(849)	(1,408)	(1,025)
Other financial liabilities	(516)	(162)	(112)	(302)	(124)
Liabilities held for sale	-	-	(11)	-	-
Total interest expense calculated using the effective interest method	(21,951)	(6,319)	(4,638)	(21,718)	(6,727)
Other
Deposits and other borrowings	(1,925)	(399)	(67)	(1,789)	(345)
Trading liabilities[2]	(653)	1,169	(122)	(671)	1,177
Debt issues	(494)	(93)	(64)	(338)	(57)
Bank levy	(332)	(340)	(392)	(332)	(340)
Due to subsidiaries	-	-	-	131	93
Other interest expense	(80)	(108)	(136)	(69)	(97)
Liabilities held for sale	-	-	(1)	-	-
Total other	(3,484)	229	(782)	(3,068)	431
Total interest expense	(25,435)	(6,090)	(5,420)	(24,786)	(6,296)
Net interest income	18,317	17,161	16,858	15,115	14,317

1.

Included items relating to compliance, regulation and remediation costs recognised as a reduction in net interest income of $57 million (2022: $1 million addition, 2021: $106 million addition) for the Group, and a reduction of $67 million (2022: $7 million addition) for the Parent Entity. Refer to Note 25 for further details.

2.	Includes net impact of Treasury balance sheet management activities.

16 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3. Net interest income and average balance sheet and interest rates (continued)

Average balance sheet and interest rates

The daily average balances of the Group’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

		2023			2022			2021
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Loans[1]:
Australia	607,154	30,164	5.0	582,456	17,694	3.0	558,435	17,896	3.2
New Zealand	91,057	5,028	5.5	88,002	3,203	3.6	85,525	2,735	3.2
Other overseas	6,548	390	6.0	6,362	199	3.1	6,440	125	1.9
Housing
Australia	424,427	19,640	4.6	411,950	11,851	2.9	400,072	12,330	3.1
New Zealand	60,159	2,702	4.5	57,716	1,796	3.1	54,522	1,626	3.0
Other overseas	468	18	3.8	492	19	3.9	186	4	2.2
Personal
Australia	11,954	1,001	8.4	13,910	1,084	7.8	16,058	1,297	8.1
New Zealand	1,094	102	9.3	1,126	115	10.2	1,300	141	10.8
Other overseas	7	1	14.3	7	1	14.3	-	-	-
Business
Australia	170,773	9,523	5.6	156,596	4,759	3.0	142,305	4,269	3.0
New Zealand	29,804	2,224	7.5	29,160	1,292	4.4	29,703	968	3.3
Other overseas	6,073	371	6.1	5,863	179	3.1	6,254	121	1.9
Trading securities and financial assets measured at FVIS:
Australia	23,486	843	3.6	16,715	235	1.4	16,659	116	0.7
New Zealand	3,959	201	5.1	3,784	76	2.0	3,881	28	0.7
Other overseas	2,641	99	3.7	2,337	36	1.5	3,251	48	1.5
Investment securities:
Australia	66,631	1,822	2.7	70,804	985	1.4	81,665	1,104	1.4
New Zealand	6,164	148	2.4	4,950	85	1.7	4,492	74	1.6
Other overseas	2,082	67	3.2	2,027	56	2.8	1,552	22	1.4
Other interest earning assets[1]:
Australia	96,291	3,424	3.6	82,102	366	0.4	37,729	(30)	(0.1)
New Zealand	10,496	496	4.7	9,769	153	1.6	6,579	12	0.2
Other overseas	24,867	1,070	4.3	17,238	157	0.9	9,105	20	0.2
Assets held for sale:
Australia	-	-	-	425	6	1.4	1,583	28	1.8
Other overseas	-	-	-	-	-	-	2,560	100	3.9
Total interest earning assets and interest income	941,376	43,752	4.6	886,971	23,251	2.6	819,456	22,278	2.7
Non-interest earning assets
Derivative financial instruments	23,423			23,395			20,305
Life insurance assets	-			-			226
Assets held for sale	-			2,444			4,590
All other assets[2]	58,429			61,953			61,478
Total non-interest earning assets	81,852			87,792			86,599
Total assets	1,023,228			974,763			906,055

1.      Comparatives has been revised to align to current year presentation.

2.      Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets.

Note 3. Net interest income and average balance sheet and interest rates (continued)

	2023			2022			2021
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits and other borrowings:
Australia[1]	484,720	13,544	2.8	455,069	2,249	0.5	430,455	1,400	0.3
New Zealand	64,033	2,464	3.8	60,786	765	1.3	60,066	418	0.7
Other overseas	20,132	910	4.5	21,175	195	0.9	13,610	50	0.4
Certificates of deposit
Australia	31,822	1,128	3.5	29,839	205	0.7	28,243	24	0.1
New Zealand	2,727	136	5.0	2,956	53	1.8	2,938	19	0.6
Other overseas	13,338	657	4.9	14,513	137	0.9	8,096	20	0.2
Transactions
Australia[1]	129,869	2,899	2.2	129,089	572	0.4	120,375	256	0.2
New Zealand	9,397	322	3.4	9,626	77	0.8	10,244	17	0.2
Other overseas	868	7	0.8	842	3	0.4	322	1	0.3
Savings
Australia	189,262	4,804	2.5	191,067	711	0.4	174,736	456	0.3
New Zealand	18,899	537	2.8	20,082	132	0.7	19,243	42	0.2
Other overseas	1,035	25	2.4	935	5	0.5	423	-	-
Term
Australia	133,767	4,713	3.5	105,074	761	0.7	107,101	664	0.6
New Zealand	33,010	1,469	4.5	28,122	503	1.8	27,641	340	1.2
Other overseas	4,891	221	4.5	4,885	50	1.0	4,769	29	0.6
Repurchase agreements:
Australia	34,511	314	0.9	35,136	109	0.3	32,600	54	0.2
New Zealand	4,922	231	4.7	2,543	39	1.5	986	2	0.2
Other overseas	219	11	5.0	100	2	2.0	-	-	-
Loan capital:
Australia	31,895	1,313	4.1	28,961	934	3.2	24,573	754	3.1
New Zealand	2,489	135	5.4	1,747	92	5.3	1,653	85	5.1
Other overseas	-	-	-	-	-	-	368	10	2.7
Other interest bearing liabilities[2]:
Australia	154,859	5,990	3.9	137,796	1,308	0.9	123,252	2,236	1.8
New Zealand	19,986	464	2.3	18,579	403	2.2	16,143	368	2.3
Other overseas	1,854	59	3.2	1,876	(6)	(0.3)	4,075	31	0.8
Liabilities held for sale:
Other overseas	-	-	-	-	-	-	1,335	12	0.9
Total interest bearing liabilities and interest expense	819,620	25,435	3.1	763,768	6,090	0.8	709,116	5,420	0.8

1.      Comparatives has been revised to align to current year presentation.

2.      Includes net impact of Treasury balance sheet management activities and the Bank levy.

18 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3. Net interest income and average balance sheet and interest rates (continued)

	2023			2022			2021
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Non-interest bearing liabilities
Deposits and other borrowings:
Australia[1]	92,967			93,102			76,812
New Zealand	11,940			14,031			12,426
Other overseas	1,292			1,038			7
Derivative financial instruments	26,353			24,750			20,612
Life insurance liabilities	-			-			253
Liabilities held for sale	-			682			2,728
All other liabilities[2]	(218)			7,069			13,202
Total non-interest bearing liabilities	132,334			140,672			126,040
Total liabilities	951,954			904,440			835,156
Shareholders’ equity	71,229			70,268			70,849
Non-controlling interests	45			55			50
Total equity	71,274			70,323			70,899
Total liabilities and equity	1,023,228			974,763			906,055

1.	Comparatives has been revised to align to current year presentation.
2.	Includes other financial liabilities, provisions, current and deferred tax liabilities and all other non-interest bearing liabilities.

Note 3. Net interest income and average balance sheet and interest rates (continued)

Calculation of variances

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The following table allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities:

●	Volume changes are determined based on the movements in average asset and liability balances; and
●	Interest rate changes are determined based on the change in interest rate associated with those assets and liabilities. Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

	2023			2022
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Loans:
Australia	747	11,723	12,470	743	(945)	(202)
New Zealand	111	1,714	1,825	79	389	468
Other overseas	6	185	191	(38)	44	6
Housing
Australia	492	7,297	7,789	468	(947)	(479)
New Zealand	62	844	906	47	123	170
Other overseas	1	(2)	(1)	(4)	3	(1)
Personal
Australia	46	(129)	(83)	49	(262)	(213)
New Zealand	4	(17)	(13)	4	(30)	(26)
Business
Australia	209	4,555	4,764	226	264	490
New Zealand	45	887	932	28	296	324
Other overseas	5	187	192	(34)	41	7
Trading securities and financial assets measured at FVIS:
Australia	101	507	608	6	113	119
New Zealand	4	121	125	(1)	49	48
Other overseas	5	58	63	(13)	1	(12)
Investment securities:
Australia	(65)	902	837	(152)	33	(119)
New Zealand	21	42	63	8	3	11
Other overseas	2	9	11	(2)	4	2
Other interest earning assets:
Australia	72	2,986	3,058	2	394	396
New Zealand	13	330	343	9	132	141
Other overseas	76	837	913	26	111	137
Assets held for sale:
Australia	(6)	-	(6)	(22)	-	(22)
Total change in interest income	1,087	19,414	20,501	645	328	973

20 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3. Net interest income and average balance sheet and interest rates (continued)

	2023			2022
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest bearing liabilities
Deposits and other borrowings:
Australia[1]	137	11,158	11,295	106	743	849
New Zealand	41	1,658	1,699	5	342	347
Other overseas	(10)	725	715	26	108	134
Certificates of deposits
Australia	23	900	923	(3)	184	181
New Zealand	3	80	83	-	34	34
Other overseas	(7)	527	520	8	109	117
Transactions
Australia[1]	41	2,286	2,327	5	311	316
New Zealand	4	241	245	-	60	60
Other overseas	-	4	4	2	(2)	-
Savings
Australia	34	4,059	4,093	37	218	255
New Zealand	7	398	405	1	89	90
Other overseas	-	20	20	3	-	3
Term
Australia	39	3,913	3,952	67	30	97
New Zealand	27	939	966	4	159	163
Other overseas	(3)	174	171	13	1	14
Repurchase agreements:
Australia	(17)	222	205	-	55	55
New Zealand	37	155	192	6	31	37
Other overseas	2	7	9	-	2	2
Loan capital:
Australia	84	295	379	136	44	180
New Zealand	39	4	43	5	2	7
Other overseas	-	-	-	(10)	-	(10)
Other interest bearing liabilities:
Australia	297	4,385	4,682	127	(1,055)	(928)
New Zealand	15	46	61	30	5	35
Other overseas	(1)	66	65	(1)	(37)	(38)
Total change in interest expense	624	18,721	19,345	430	240	670
Change in net interest income:
Australia[1]	348	58	406	208	(192)	16
New Zealand	17	344	361	49	193	242
Other overseas	98	291	389	(42)	87	45
Total change in net interest income	463	693	1,156	215	88	303

1.	Comparatives has been revised to align to current year presentation.

Note 4. Non-interest income

Accounting policy

Non-interest income includes net fee income, net wealth management and insurance income, trading income and other income.

Net fee income

When another party is involved in providing goods or services to a Group customer, the Group assesses whether the nature of the arrangement with its customer is as a principal provider or an agent of another party. Where the Group is acting as an agent for another party, the income earned by the Group is the net consideration received (i.e. the gross amount received from the customer less amounts paid to a third-party provider). As an agent, the net consideration represents fee income for facilitating the transaction between the customer and the third-party provider with primary responsibility for fulfilling the contract.

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

Transaction fees are earned for facilitating banking transactions such as FX fees, telegraphic transfers and issuing bank cheques. Fees for these one-off transactions are recognised once the transaction has been completed. Transaction fees are also recognised for credit card transactions including interchange fees net of scheme charges. These are recognised once the transaction has been completed; however, a component of interchange fees received is deferred as unearned income as the Group has a future service obligation to customers under the Group’s credit card reward programs.

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
●
Life investment premiums include a management fee component which is recognised as income over the period the service is provided. The deposit components of life insurance and investment contracts are not revenue and are treated as movements in life insurance liabilities; and
●
General insurance premium comprises amounts charged to policyholders, excluding taxes, and is recognised based on the likely pattern in which the insured risk is likely to emerge. The portion not yet earned based on the pattern assessment is recognised as unearned premium liability.

22 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 4. Non-interest income (continued)

Accounting policy (continued)

Insurance claims expense

●
Life and general insurance contract claims are recognised as an expense when the liability is established; and
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

Trading income

●
Realised and unrealised gains or losses from changes in the fair value of trading assets, liabilities and derivatives are recognised in the period in which they arise (except day one profits or losses which are deferred, refer to Note 22); and
●
Net income related to Treasury’s interest rate and liquidity management activities is included in net interest income.

Other income - dividend income

●
Dividends on quoted shares are recognised on the ex-dividend date; and
●
Dividends on unquoted shares are recognised when the Company’s right to receive payment is established.

Note 4. Non-interest income1 (continued)

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Net fees
Facility fees	697	686	717	647	644
Transaction fees	1,146	1,132	993	959	940
Other non-risk fee income	154	122	-	136	116
Fee income	1,997	1,940	1,710	1,742	1,700
Credit card loyalty programs	(153)	(126)	(101)	(120)	(94)
Transaction fee related expenses	(199)	(143)	(127)	(161)	(115)
Fee expenses	(352)	(269)	(228)	(281)	(209)
Net fees	1,645	1,671	1,482	1,461	1,491

Net wealth management and insurance
Net wealth management income	562	726	657	-	-
Life insurance premium income	-	834	1,077	-	-
General insurance and lenders mortgage insurance (LMI) net premium earned	-	-	387	-	-
Life insurance investment and other income	-	(141)	59	-	-
General insurance and LMI investment and other income	-	-	76	-	-
Total insurance premium, investment and other income	-	693	1,599	-	-
Life insurance claims, changes in life insurance liabilities and other expenses	-	(611)	(767)	-	-
General insurance and LMI claims and other expenses	-	-	(278)	-	-
Total insurance claims, changes in life insurance liabilities and other expenses	-	(611)	(1,045)	-	-
Net wealth management and insurance	562	808	1,211	-	-

Trading	717	664	719	678	601

Other
Dividends received from subsidiaries[2]	-	-	-	1,050	6,632
Transactions with subsidiaries	-	-	-	550	771
Dividends received from other entities	1	4	4	1	2
Net gain/(loss) on sale/derecognition of associates	1	25	43	-	12
Net gain/(loss) on disposal of assets	-	(3)	7	1	(4)
Net gain/(loss) on hedging of overseas operations	-	-	(8)	(51)	206
Net gain/(loss) on derivatives held for risk management purposes	1	9	4	1	9
Net gain/(loss) on financial instruments measured at fair value	78	12	655	71	15
Net gain/(loss) on disposal of controlled entities and other businesses[3]	268	(823)	188	-	170
Rental income on operating leases	9	16	41	5	10
Share of associates’ net profit/(loss)	(5)	(7)	(6)	-	-
Other	51	69	24	40	67
Total other	404	(698)	952	1,668	7,890
Total non-interest income	3,328	2,445	4,364	3,807	9,982

1.

Included items relating to compliance, regulation and remediation costs recognised as a reduction in non-risk fee income, net wealth management income and other income of $52 million (2022: $64 million, 2021: $320 million) for the Group, and $56 million (2022: $24 million) for the Parent Entity. Refer to Note 25 for further details.

2.

In 2022, Westpac Overseas Holdings No. 2 Pty Limited (WOH2PL), a wholly-owned subsidiary, paid a dividend of $5,040 million to the Parent Entity which was reinvested into additional WOH2PL ordinary shares. Refer to Note 35 for further details.

3.	Included gains/loss on sale of:
●	2023: $243 million gain for Advance Asset Management Limited;
●	2022: $1,112 million loss for Australian life insurance business, $170 million gain for Auto Finance and $119 million gain for NZ life insurance; and
●	2021: $160 million gain for General Insurance businesses and $29 million gain for the Vendor Finance business. Refer to Note 37 for further details.

Deferred income in relation to the credit card loyalty programs for the Group was $324 million as at 30 September 2023 (2022: $330 million, 2021: $362 million) and $32 million for the Parent Entity (2022: $36 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for the Group or the Parent Entity.

24 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 5. Operating expenses1

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Staff
Employee remuneration, entitlements and on-costs	5,254	5,111	5,369	4,674	4,476
Superannuation[2]	521	533	475	459	464
Share-based payments	90	88	97	88	85
Restructuring costs	233	134	93	226	124
Total staff	6,098	5,866	6,034	5,447	5,149
Occupancy
Operating lease rentals	153	170	164	128	151
Depreciation and impairment of property and equipment[3]	474	626	955	420	559
Other	159	118	107	139	110
Total occupancy	786	914	1,226	687	820
Technology
Amortisation and impairment of software assets[3]	629	655	1,240	573	601
Depreciation and impairment of IT equipment[3]	132	177	260	108	152
Technology services	751	719	820	653	702
Software maintenance and licences	603	506	531	504	425
Telecommunications	112	144	181	91	121
Data processing	75	81	96	75	81
Total technology	2,302	2,282	3,128	2,004	2,082
Other
Professional and processing services	860	1,014	1,410	717	836
Amortisation and impairment of other intangible assets and deferred expenditure[3]	2	123	599	2	1
Postage and stationery	139	144	156	114	112
Advertising	169	158	220	137	121
Non-lending losses	65	104	234	52	83
Impairment of investments in subsidiaries	-	-	-	(14)	(9)
Other expenses	271	197	304	327	288
Total other	1,506	1,740	2,923	1,335	1,432
Total operating expenses	10,692	10,802	13,311	9,473	9,483

1.

Included items relating to compliance, regulation and remediation costs recognised as an addition in operating expenses of $7 million (2022: $63 million addition, 2021: $359 million addition) for the Group and a reduction of $3 million (2022: $63 million addition) for the Parent Entity. Refer to Note 25 for further details.

2.	Superannuation expense includes both defined contribution and defined benefit expense. Refer to Note 32 for further details.
3.	Impairment expenses included:
●	$31 million (2022: $117 million, 2021: $275 million) for property and equipment for the Group, and $31 million (2022: $116 million) for the Parent Entity;
●	$8 million (2022: $110 million, 2021: $485 million) for computer software for the Group, and $8 million (2022: $99 million) for the Parent Entity;
●	$Nil (2022: $4 million, 2021: $45 million) for IT equipment for the Group, and $nil (2022: $4 million) for the Parent Entity; and
●	$Nil (2022: $122 million, 2021: $571 million) for goodwill and other intangible assets for the Group, and $nil (2022: nil) for the Parent Entity.

Note 6. Impairment charges

Accounting policy

Impairment charges are based on an expected loss model which measures the difference between the current carrying amount and the present value of expected future cash flows taking into account past experience, current conditions and multiple probability-weighted macroeconomic scenarios for reasonably supportable future economic conditions. Further details of the calculation of ECL and the critical accounting assumptions and estimates relating to impairment charges are included in Note 10.

Impairment charges are recognised in the income statement, with a corresponding amount recognised as follows:

●
Loans, debt securities at amortised cost and due from subsidiaries balances: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 10);
●
Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security (refer to Note 26); and
●
Credit commitments: as a provision (refer to Note 25).

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

The following table details impairment charges.

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Provisions raised/(released)
Performing	274	225	(915)	172	343
Non-performing	565	299	567	523	286
Recoveries	(191)	(189)	(242)	(184)	(180)
Impairment charges/(benefits)	648	335	(590)	511	449
of which relates to:
Loans and credit commitments	647	333	(567)	517	425
Debt securities at amortised cost	-	4	(25)	-	1
Debt securities at FVOCI	1	(2)	2	1	(2)
Due from subsidiaries	-	-	-	(7)	25
Impairment charges/(benefits)	648	335	(590)	511	449

Further details are included in Note 10.

26 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 7. Income tax

Accounting policy

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised directly in OCI, in which case it is recognised in the statement of comprehensive income. As the Bank levy is not a levy on income, it is not included in income tax. It is included in interest expense in Note 3.

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

Note 7. Income tax (continued)

Income tax expense

The following table reconciles income tax expense to the profit before income tax expense.

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Profit before income tax	10,305	8,469	8,501	8,938	14,367
Tax at the Australian company tax rate of 30%	3,092	2,541	2,550	2,681	4,310
The effect of amounts which are not deductible/(assessable) in calculating taxable income:
Hybrid capital distributions	117	67	59	117	67
Life insurance tax adjustment on policyholder earnings	-	(1)	3	-	-
Dividend adjustments	3	-	-	(315)	(1,990)
Other non-assessable items	(9)	(97)	(6)	(1)	(64)
Other non-deductible items	49	409	252	44	24
Adjustment for overseas tax rates	(25)	(31)	(16)	(4)	(2)
Income tax (over)/under provided in prior years	7	(77)	3	(2)	(52)
Other items[1]	(130)	(41)	193	(16)	(104)
Total income tax expense	3,104	2,770	3,038	2,504	2,189
Income tax expense comprises:
Current income tax	3,009	2,661	2,741	2,393	2,039
Movement in deferred tax[2]	88	186	294	113	202
Income tax (over)/under provision in prior years	7	(77)	3	(2)	(52)
Total income tax expense	3,104	2,770	3,038	2,504	2,189
Total Australia	2,637	2,316	2,610	2,430	2,128
Total Overseas	467	454	428	74	61
Total income tax expense	3,104	2,770	3,038	2,504	2,189

1. 2023 included $86 million related to the sale of AAML.

2.The movement in deferred tax in 2022 included a $41 million credit (Parent Entity: nil) in relation to assets and liabilities held for sale.

The effective tax rate was 30.12% in 2023 (2022: 32.71%, 2021: 35.74%).

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Amounts recognised in the income statements and opening retained profits
Provision for ECL on loans and credit commitments	1,465	1,364	1,267	1,205
Provision for long service leave, annual leave and other employee benefits	403	397	384	378
Property and equipment	222	301	195	271
Other provisions	240	319	219	295
Lease liabilities	592	640	531	571
All other liabilities	240	282	226	257
Total amounts recognised in the income statements and opening retained profits	3,162	3,303	2,822	2,977
Amounts recognised directly in OCI
Cash flow hedges	87	-	87	-
Total amounts recognised directly in OCI	87	-	87	-
Gross deferred tax assets	3,249	3,303	2,909	2,977
Set-off of deferred tax assets and deferred tax liabilities	(1,154)	(1,549)	(952)	(1,331)
Net deferred tax assets	2,095	1,754	1,957	1,646
Movements
Balance as at beginning of year	1,754	2,437	1,646	2,093
Recognised in the income statements	(141)	(409)	(155)	(326)
Recognised in OCI	87	(103)	87	(101)
Set-off of deferred tax assets and deferred tax liabilities	395	(171)	379	(20)
Balance as at end of year	2,095	1,754	1,957	1,646

28 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 7. Income tax (continued)

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Amounts recognised in the income statements and opening retained profits
Finance lease transactions	194	273	190	271
Property and equipment	497	506	446	445
All other assets	247	212	240	202
Total amounts recognised in the income statements and opening retained profits	938	991	876	918
Amounts recognised directly in OCI
Investment securities	34	136	34	136
Cash flow hedges	138	334	-	189
Defined benefit	44	88	42	88
Total amounts recognised directly in OCI	216	558	76	413
Gross deferred tax liabilities	1,154	1,549	952	1,331
Set-off of deferred tax assets and deferred tax liabilities	(1,154)	(1,549)	(952)	(1,331)
Net deferred tax liabilities	-	-	-	-
Movements
Balance as at beginning of year	-	90	-	-
Recognised in the income statements	(53)	(182)	(42)	(124)
Recognised in OCI	(342)	263	(337)	144
Set-off of deferred tax assets and deferred tax liabilities	395	(171)	379	(20)
Balance as at end of year	-	-	-	-

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The tax effect of the gross balances disclosed below would be based on the corporate tax rates applicable in the relevant jurisdictions, which range between 15% and 45%.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Deductible temporary differences
Tax losses on revenue account	448	621	448	607
Tax losses on capital account	184	-	64	-
Taxable temporary differences
Retained earnings of subsidiaries that would be subject to withholding tax if distributed	365	369	-	-

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to owners of WBC by the weighted average number of ordinary shares on issue during the year, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Notes 14 and 31 for further information on the potential dilutive instruments.

	2023		2022		2021
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to owners of WBC ($m)	7,195	7,195	5,694	5,694	5,458	5,458
Adjustment for restricted share dividends[1]	(5)	-	(3)	-	(2)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[2]	-	400	-	233	-	218
Adjusted net profit attributable to owners of WBC	7,190	7,595	5,691	5,927	5,456	5,676
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares on issue	3,507	3,507	3,564	3,564	3,657	3,657
Treasury shares (including RSP and EIP restricted shares)[1]	(5)	(5)	(5)	(5)	(4)	(4)
Adjustment for potential dilution:
Share-based payments	-	4	-	4	-	4
Convertible loan capital[2]	-	385	-	326	-	461
Adjusted weighted average number of ordinary shares	3,502	3,891	3,559	3,889	3,653	4,118
Earnings per ordinary share (cents)	205.3	195.2	159.9	152.4	149.4	137.8

1.

Restricted shares are explained in Note 31. Some shares under the RSP and EIP - restricted shares have not vested and are not outstanding ordinary shares but do receive dividends. These RSP and EIP dividends are deducted to show the profit attributable to ordinary shareholders.

2.

The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 14 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year or, if later, the instruments’ issue dates.

30 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Accounting policy

Recognition

Financial assets and financial liabilities, other than regular way transactions, are recognised when the Group becomes a party to the terms of the contract, which is generally on settlement date (the date payment is made or cash advanced). Purchases and sales of financial assets in regular way transactions are recognised on trade date (the date on which the Group commits to purchase or sell an asset).

De-recognition

Financial assets are de-recognised when the rights to receive cash flows from the asset have expired, or when the Group has either transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full under a ‘pass through’ arrangement and transferred substantially all the risks and rewards of ownership.

There may be situations where the Group has partially transferred the risks and rewards of ownership but has neither transferred nor retained substantially all the risks and rewards of ownership. In such situations, where the Group retains control of the transferred asset, it will continue to be recognised in the balance sheet to the extent of the Group’s continuing involvement in the asset.

Financial liabilities are de-recognised when the obligation is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, with the difference in the respective carrying amounts recognised in the income statement.

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

Classification and measurement basis

Financial assets

Financial assets are grouped into the following classes: cash and balances with central banks, collateral paid, trading securities and financial assets measured at FVIS, derivative financial instruments, investment securities, loans and other financial assets.

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

Debt instruments are classified and measured at FVIS where the contractual cash flows do not represent SPPI on the principal balance outstanding or where it is designated at FVIS to eliminate or reduce an accounting mismatch.

FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Accounting policy (continued)

Equity securities

Equity securities are classified and measured at FVOCI where they:

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

32 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Lending and credit risk

Note 9. Loans

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

The loan portfolio is disaggregated by location of booking office and product type, as follows.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Australia
Housing	485,474	467,382	485,466	467,379
Personal	11,289	12,832	11,288	12,821
Business	181,509	170,636	179,241	168,480
Total Australia	678,272	650,850	675,995	648,680
New Zealand
Housing	61,235	56,211	-	-
Personal	1,083	1,058	-	-
Business	31,008	28,855	369	489
Total New Zealand	93,326	86,124	369	489
Total other overseas	6,089	6,879	5,470	6,244
Gross loans	777,687	743,853	681,834	655,413
Provision for ECL on loans (refer to Note 10)	(4,433)	(4,206)	(3,813)	(3,696)
Total net loans[1,2,3]	773,254	739,647	678,021	651,717

1.

Total net loans included securitised loans of $3,949 million (2022: $4,747 million) for the Group and $4,734 million (2022: $5,750 million) for the Parent Entity. The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

2.	Total net loans included assets pledged for the covered bond programs of $43,029 million for the Group (2022: $38,455 million) and $36,300 million for the Parent Entity (2022: $31,931 million).
3.

During the current financial year, the Group revised its treatment of ongoing trail commission payable to mortgage brokers. The Group recognised a liability within other financial liabilities equal to the present value of expected future trail commission payable and a corresponding increase in capitalised brokerage costs in loans. The balance as at 30 September 2023 was $1,259 million for the Group and $956 million for the Parent Entity. Refer also to Note 1(iii).

Note 9. Loans (continued)

The following table shows the Group’s contractual maturity distribution of all loans as at 30 September 2023.

		Over 1	Over 5
Consolidated	Up to	year to	years to	Over
$m	1 year	5 years	15 years	15 years	Total
Australia
Housing	5,740	1,326	20,334	458,074	485,474
Personal	6,496	4,047	746	-	11,289
Business	55,831	106,487	11,141	8,050	181,509
Total Australia	68,067	111,860	32,221	466,124	678,272
New Zealand
Housing	180	531	4,558	55,966	61,235
Personal	922	156	5	-	1,083
Business	23,048	7,951	8	1	31,008
Total New Zealand	24,150	8,638	4,571	55,967	93,326
Total other overseas	1,456	4,633	-	-	6,089
Total loans	93,673	125,131	36,792	522,091	777,687

The following table shows the Group’s interest rate segmentation of loans maturing after one year as at 30 September 2023.

	Loans at	Loans at
	variable	fixed
Consolidated	interest	interest
$m	rates	rates	Total
Interest rate segmentation of loans maturing after one year
Australia
Housing	363,725	116,009	479,734
Personal	2,031	2,762	4,793
Business	118,879	6,799	125,678
Total Australia	484,635	125,570	610,205
New Zealand
Housing	5,619	55,436	61,055
Personal	160	1	161
Business	1,024	6,936	7,960
Total New Zealand	6,803	62,373	69,176
Total other overseas	4,457	176	4,633
Total loans maturing after one year	495,895	188,119	684,014

34 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses

Accounting policy

Note 6 provides details of impairment charges.

Impairment applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, due from subsidiaries and credit commitments.

The ECL is recognised as follows:

●
Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 9 and 17);
●
Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security itself (refer to Notes 17 and 26); and
●Credit commitments: as a provision (refer to Note 25).

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

●
Probability of default (PD): the probability that a counterparty will default;
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

Stage 3: Lifetime ECL – non-performing

Financial assets in Stage 3 are those that are in default. This is aligned to APRA's regulatory definition of default contained in Prudential Standard APS 220 Credit Risk Management. A default occurs when:

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

The Group applied APRA’s amendments to the definition of default in the period, which resulted in an increase in non-performing exposures. This was primarily due to the extension of the period over which certain credit exposures remain classified as non-performing before reclassification to performing. There was no material impact on the provision for ECL.

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

Note 10. Provision for expected credit losses (continued)

Accounting policy (continued)

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

Critical accounting assumptions and estimates

Key judgements include when a significant increase in credit risk has occurred, the estimation of forward-looking macroeconomic information and overlays. Other factors which can impact the provision include the borrower’s financial situation, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

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

●

Downside scenario

The downside scenario is a more severe scenario with ECL higher than those under the base case scenario.This scenario assumes a recession with a combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate, which simultaneously impact ECL across all portfolios from the reporting date.

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

36 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (continued)

Loans and credit commitments

The following tables reconcile the provision for ECL on loans and credit commitments by stage for the Group and Parent Entity.

	2023				2022
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consolidated
Provision for ECL on loans
Housing	152	1,036	513	1,701	137	1,082	415	1,634
Personal	64	198	98	360	78	220	123	421
Business	355	1,231	786	2,372	502	811	838	2,151
Total provision for ECL on loans	571	2,465	1,397	4,433	717	2,113	1,376	4,206
Provision for ECL on credit commitments
Housing	6	16	-	22	6	13	-	19
Personal	18	27	-	45	21	30	-	51
Business	111	300	19	430	141	185	23	349
Total provision for ECL on credit commitments	135	343	19	497	168	228	23	419
Total provision for ECL on loans and credit commitments	706	2,808	1,416	4,930	885	2,341	1,399	4,625
Presented as provision for ECL on:
Loans (Note 9)	571	2,465	1,397	4,433	717	2,113	1,376	4,206
Credit commitments (Note 25)	135	343	19	497	168	228	23	419
Total provision for ECL on loans and credit commitments	706	2,808	1,416	4,930	885	2,341	1,399	4,625
Of which:
Individually assessed provisions	-	-	351	351	-	-	452	452
Collectively assessed provisions	706	2,808	1,065	4,579	885	2,341	947	4,173
Total provision for ECL on loans and credit commitments	706	2,808	1,416	4,930	885	2,341	1,399	4,625
Gross loans	605,761	163,583	8,343	777,687	614,762	121,845	7,246	743,853
Credit commitments	177,971	27,814	366	206,151	184,535	15,217	347	200,099
Gross loans and credit commitments	783,732	191,397	8,709	983,838	799,297	137,062	7,593	943,952
Coverage ratio on loans (%)	0.09	1.51	16.74	0.57	0.12	1.73	18.99	0.57
Coverage ratio on loans and credit commitments (%)	0.09	1.47	16.26	0.50	0.11	1.71	18.42	0.49

Note 10. Provision for expected credit losses (continued)

	2023				2022
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Parent Entity
Provision for ECL on loans
Housing	117	907	446	1,470	102	1,005	369	1,476
Personal	55	172	90	317	69	194	112	375
Business	306	1,026	694	2,026	453	656	736	1,845
Total provision for ECL on loans	478	2,105	1,230	3,813	624	1,855	1,217	3,696
Provision for ECL on credit commitments
Housing	4	13	-	17	4	11	-	15
Personal	13	19	-	32	16	24	-	40
Business	105	282	18	405	133	173	23	329
Total provision for ECL on credit commitments	122	314	18	454	153	208	23	384
Total provision for ECL on loans and credit commitments	600	2,419	1,248	4,267	777	2,063	1,240	4,080
Presented as provision for ECL on:
Loans (Note 9)	478	2,105	1,230	3,813	624	1,855	1,217	3,696
Credit commitments (Note 25)	122	314	18	454	153	208	23	384
Total provision for ECL on loans and credit commitments	600	2,419	1,248	4,267	777	2,063	1,240	4,080
Of which:
Individually assessed provisions	-	-	301	301	-	-	388	388
Collectively assessed provisions	600	2,419	947	3,966	777	2,063	852	3,692
Total provision for ECL on loans and credit commitments	600	2,419	1,248	4,267	777	2,063	1,240	4,080
Gross loans	533,446	140,873	7,515	681,834	537,339	111,450	6,624	655,413
Credit commitments	156,080	24,390	343	180,813	162,950	13,353	329	176,632
Gross loans and credit commitments	689,526	165,263	7,858	862,647	700,289	124,803	6,953	832,045
Coverage ratio on loans (%)	0.09	1.49	16.37	0.56	0.12	1.66	18.37	0.56
Coverage ratio on loans and credit commitments (%)	0.09	1.46	15.88	0.49	0.11	1.65	17.83	0.49

Movement in provision for ECL on loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

●	“Transfers between stages” lines represent transfers between Stage 1, Stage 2 and Stage 3 prior to remeasurement of the provision for ECL;
●	“Business activity during the year” represents new accounts originated during the year net of those that were de-recognised due to final repayments during the year;
●	“Net remeasurement of provision for ECL” line represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes in portfolio overlays, changes due to forward-looking economic scenarios and partial repayments and additional draw-downs on existing facilities over the year; and
●	“Write-offs” represent a reduction in the provision for ECL as a result of de-recognition of exposures where there is no reasonable expectation of full recovery.

38 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance as at 30 September 2021	936	2,091	1,972	4,999	780	1,735	1,748	4,263
Transfers to Stage 1	912	(792)	(120)	-	748	(646)	(102)	-
Transfers to Stage 2	(235)	1,002	(767)	-	(198)	900	(702)	-
Transfers to Stage 3	(14)	(383)	397	-	(12)	(343)	355	-
Business activity during the year	354	(244)	(340)	(230)	328	(234)	(320)	(226)
Net remeasurement of provision for ECL	(1,066)	689	1,129	752	(875)	651	1,055	831
Write-offs	-	-	(934)	(934)	-	-	(851)	(851)
Exchange rate and other adjustments	(2)	(22)	62	38	6	-	57	63
Balance as at 30 September 2022	885	2,341	1,399	4,625	777	2,063	1,240	4,080
Transfers to Stage 1	1,675	(1,546)	(129)	-	1,340	(1,222)	(118)	-
Transfers to Stage 2	(640)	1,119	(479)	-	(479)	917	(438)	-
Transfers to Stage 3	(8)	(496)	504	-	(7)	(448)	455	-
Business activity during the year	269	140	(296)	113	229	168	(268)	129
Net remeasurement of provision for ECL	(1,479)	1,239	965	725	(1,261)	941	892	572
Write-offs	-	-	(601)	(601)	-	-	(554)	(554)
Exchange rate and other adjustments	4	11	53	68	1	-	39	40
Balance as at 30 September 2023	706	2,808	1,416	4,930	600	2,419	1,248	4,267

The provision for ECL on loans and credit commitments can be further disaggregated into the following classes and stages:

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Housing
Balance as at 30 September 2021	160	741	607	1,508	118	674	552	1,344
Transfers to Stage 1	206	(191)	(15)	-	166	(158)	(8)	-
Transfers to Stage 2	(32)	508	(476)	-	(29)	481	(452)	-
Transfers to Stage 3	-	(90)	90	-	-	(87)	87	-
Business activity during the year	41	(58)	(166)	(183)	38	(55)	(155)	(172)
Net remeasurement of provision for ECL	(229)	191	404	366	(187)	161	363	337
Write-offs	-	-	(45)	(45)	-	-	(35)	(35)
Exchange rate and other adjustments	(3)	(6)	16	7	-	-	17	17
Balance as at 30 September 2022	143	1,095	415	1,653	106	1,016	369	1,491
Transfers to Stage 1	507	(499)	(8)	-	422	(419)	(3)	-
Transfers to Stage 2	(60)	314	(254)	-	(44)	279	(235)	-
Transfers to Stage 3	-	(131)	131	-	-	(125)	125	-
Business activity during the year	52	(74)	(128)	(150)	49	(71)	(115)	(137)
Net remeasurement of provision for ECL	(486)	342	387	243	(412)	240	332	160
Write-offs	-	-	(50)	(50)	-	-	(43)	(43)
Exchange rate and other adjustments	2	5	20	27	-	-	16	16
Balance as at 30 September 2023	158	1,052	513	1,723	121	920	446	1,487

Note 10. Provision for expected credit losses (continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Personal
Balance as at 30 September 2021	153	355	174	682	134	304	151	589
Transfers to Stage 1	353	(345)	(8)	-	281	(280)	(1)	-
Transfers to Stage 2	(86)	208	(122)	-	(81)	193	(112)	-
Transfers to Stage 3	-	(145)	145	-	-	(133)	133	-
Business activity during the year	18	(16)	(19)	(17)	17	(14)	(16)	(13)
Net remeasurement of provision for ECL	(337)	195	286	144	(266)	148	279	161
Write-offs	-	-	(350)	(350)	-	-	(337)	(337)
Exchange rate and other adjustments	(2)	(2)	17	13	-	-	15	15
Balance as at 30 September 2022	99	250	123	472	85	218	112	415
Transfers to Stage 1	367	(364)	(3)	-	323	(322)	(1)	-
Transfers to Stage 2	(58)	125	(67)	-	(54)	114	(60)	-
Transfers to Stage 3	-	(138)	138	-	-	(128)	128	-
Business activity during the year	28	(10)	(25)	(7)	26	(8)	(24)	(6)
Net remeasurement of provision for ECL	(355)	360	275	280	(312)	317	263	268
Write-offs	-	-	(358)	(358)	-	-	(341)	(341)
Exchange rate and other adjustments	1	2	15	18	-	-	13	13
Balance as at 30 September 2023	82	225	98	405	68	191	90	349

	Consolidated				Parent Entity
			Non-				Non-
	Performing		performing		Performing		performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business
Balance as at 30 September 2021	623	995	1,191	2,809	528	757	1,045	2,330
Transfers to Stage 1	353	(256)	(97)	-	301	(208)	(93)	-
Transfers to Stage 2	(117)	286	(169)	-	(88)	226	(138)	-
Transfers to Stage 3	(14)	(148)	162	-	(12)	(123)	135	-
Business activity during the year	295	(170)	(155)	(30)	273	(165)	(149)	(41)
Net remeasurement of provision for ECL	(500)	303	439	242	(422)	342	413	333
Write-offs	-	-	(539)	(539)	-	-	(479)	(479)
Exchange rate and other adjustments	3	(14)	29	18	6	-	25	31
Balance as at 30 September 2022	643	996	861	2,500	586	829	759	2,174
Transfers to Stage 1	801	(683)	(118)	-	595	(481)	(114)	-
Transfers to Stage 2	(522)	680	(158)	-	(381)	524	(143)	-
Transfers to Stage 3	(8)	(227)	235	-	(7)	(195)	202	-
Business activity during the year	189	224	(143)	270	154	247	(129)	272
Net remeasurement of provision for ECL	(638)	537	303	202	(537)	384	297	144
Write-offs	-	-	(193)	(193)	-	-	(170)	(170)
Exchange rate and other adjustments	1	4	18	23	1	-	10	11
Balance as at 30 September 2023	466	1,531	805	2,802	411	1,308	712	2,431

40 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (continued)

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Loans and credit commitments:
Business activity during the year	113	(230)	129	(226)
Net remeasurement of provision for ECL	725	752	572	831
Impairment charges for debt securities at amortised cost	-	4	-	1
Impairment charges for debt securities at FVOCI	1	(2)	1	(2)
Impairment on due from subsidiaries	-	-	(7)	25
Recoveries	(191)	(189)	(184)	(180)
Impairment charges/(benefits) (Note 6)	648	335	511	449

Total write-offs net of recoveries to average loans

	Consolidated
%	2023	2022
Write-offs net of recoveries to average loans
Housing	0.01	0.01
Personal	1.78	1.28
Business	0.07	0.27
Total write-offs net of recoveries to average loans	0.05	0.10

Write-offs still under enforcement activity

Of the amount of current year write-offs, $581 million for the Group (2022: $864 million) and $534 million (2022: $781 million) for the Parent Entity represent balances that the Group was still entitled to recover.

Impact of overlays on the provision for ECL on loans and credit commitments

The following table attributes the provision for ECL on loans and credit commitments between modelled ECL and portfolio overlays.

Portfolio overlays are used to capture risk of increased uncertainty relating to forward-looking economic conditions, or areas of potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Modelled provision for ECL on loans and credit commitments	4,498	3,925	3,880	3,504
Overlays	432	700	387	576
Total provision for ECL on loans and credit commitments	4,930	4,625	4,267	4,080

Details of changes related to forward-looking economic inputs and portfolio overlays, based on reasonable and supportable information up to the date of this report, are provided below.

Modelled provision for ECL on loans and credit commitments

The modelled provision for ECL on loans and credit commitments is a probability weighted estimate based on three scenarios which together represent the Group’s view of the forward-looking distribution of potential loss outcomes. The change in provisions as a result of changes in modelled ECL are reflected through the “net remeasurement of provision for ECL” line item. Portfolio overlays are used to capture potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

Note 10. Provision for expected credit losses (continued)

The base case scenario uses the following Westpac Economic forecasts:

Key economic assumptions for base case scenario	30 September 2023	30 September 2022
Annual GDP: Australia	Forecast growth of 1.2% for calendar year 2023 and 1.6% for calendar year 2024	Forecast growth of 3.4% for calendar year 2022 and 1.0% for calendar year 2023
New Zealand	Forecast growth of 0.8% for calendar year 2023 and 0.2% for calendar year 2024	Forecast growth of 1.9% for calendar year 2022 and 1.6% for calendar year 2023
Commercial property index, Australia	Forecast price contraction of 15.0% for calendar year 2023 and 0.5% for calendar year 2024	Forecast price contraction of 4.7% for calendar year 2022 and 3.0% for calendar year 2023
Residential property prices: Australia	Forecast price appreciation of 5.8% for calendar year 2023 and 4.0% for calendar year 2024	Forecast price contraction of 6.5% for calendar year 2022 and 7.8% for calendar year 2023
New Zealand	Forecast price change of -1.0% for calendar year 2023 and 7.7% for calendar year 2024	Forecast price contraction of 10.0% for calendar year 2022 and 5.0% for calendar year 2023
Cash rate, Australia	Forecast cash rate of 4.1% at December 2023 and 3.6% at December 2024	Forecast cash rate of 3.35% at December 2022 and 3.6% at December 2023
Unemployment rate: Australia	Forecast rate of 3.9% at December 2023 and 4.7% at December 2024	Forecast rate of 3.1% at December 2022 and 4.4% at December 2023
New Zealand	Forecast rate of 4.3% at December 2023 and 5.2% at December 2024	Forecast rate of 3.4% at December 2022 and 3.8% at December 2023

The downside scenario is a more severe scenario with expected credit losses higher than the base case. This scenario assumes a recession with a combination of negative GDP growth, declines in commercial and residential property prices and an increase in the unemployment rate, which simultaneously impact expected credit losses across all portfolios from the reporting date. The assumptions used in this scenario and relativities to the base case will be monitored having regard to the emerging economic conditions and updated where necessary. The upside scenario represents a modest improvement to the base case.

The following sensitivity table shows the reported provision for ECL on loans and credit commitments based on the probability weighted scenarios and what the provision for ECL on loans and credit commitments would be assuming a 100% weighting to the base case scenario and to the downside scenario (with all other assumptions, held constant):

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Reported probability-weighted ECL	4,930	4,625	4,267	4,080
100% base case ECL	3,409	2,983	2,927	2,582
100% downside ECL	6,849	6,680	5,957	5,947

If 1% of the Stage 1 gross exposure from loans and credit commitments (calculated on a 12 month ECL) was reflected in Stage 2 (calculated on a lifetime ECL) the provision for ECL on loans and credit commitments would increase by $78 million (2022: $113 million) for the Group and $70 million (2022: $103 million) for the Parent Entity based on applying the average provision coverage ratios by stage to the movement in the gross exposure by stage.

The following table indicates the weightings applied by the Group and Parent Entity:

Macroeconomic scenario weightings (%)	2023	2022
Upside	5	5
Base	50	50
Downside	45	45

42 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (continued)

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

The total portfolio overlays as at 30 September 2023 were $432 million (2022: $700 million) for the Group and $387 million (2022: $576 million) for the Parent Entity and comprise:

●	$302 million (2022: $480 million) for the Group and $275 million (2022: $399 million) for the Parent Entity for consumers reflecting potential high consumer stress from higher interest rates, higher inflation and other risks;
●	$60 million (2022: $150 million) for the Group and $42 million (2022: $123 million) for the Parent Entity relating to certain industries reflecting potential supply chain disruptions and labour shortages; and
●	$70 million (2022: $70 million) for the Group and $70 million (2022: $70 million) for the Parent Entity for the expected impact of extreme weather events on customers.

The change in provisions as a result of changes in portfolio overlays are reflected through the “net remeasurement of provision for ECL” line in Movement in provision for ECL on loans and credit commitments table.

Impact of changes in credit exposures on the provision for ECL on loans and credit commitments

●	Stage 1 exposures decreased by $15.6 billion (2022: net decrease of $29.4 billion) for the Group and $10.8 billion (2022: net decrease of $20.2 billion) for the Parent Entity. This was driven by a net transfer of business TCE to stage 2 following a deterioration in Westpac Economics forecasts, in addition to model changes for business portfolios. This was partially offset by new lending in the housing loan portfolio. Stage 1 ECL has decreased mainly from the transfer of business exposures to stage 2.
●	Stage 2 credit exposures increased by $54.3 billion (2022: increased by $60.1 billion) for the Group and $40.5 billion (2022: increased by $56.5 billion) for the Parent Entity mainly driven by business TCE transferred from stage 1 to stage 2 as noted above. This also drove the increase in stage 2 ECL, where ECL on those transferred exposures was remeasured from a 12 month ECL to a lifetime ECL. This was partially offset by a reduction in overlays to stage 2 ECL.
●	Stage 3 credit exposures had a net increase of $1.1 billion (2022: decreased by $2.2 billion) for the Group and $0.9 billion (2022: decreased by $2.0 billion) for the Parent Entity. This was driven by the application of APRA’s amendments to the definition of default contained in APS 220 Credit Risk Management in the first half of the year and an increase in the balance of housing loans that are 90 days past due in the second half of the year.

Note 11. Credit risk management

		Note
Index	Note name	number
Credit risk	Credit risk management framework	11.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.	Credit risk ratings system	11.2
	Credit concentrations and maximum exposure to credit risk	11.3
	Credit quality of financial assets	11.4
	Credit risk mitigation, collateral and other credit enhancements	11.5

11.1  Credit risk management framework

Please refer to Note 21.1 for details of the Group’s overall risk management framework.

●	The Group maintains a Credit Risk Management Framework, a Credit Risk Management Strategy, and a Credit Risk Appetite Statement, and a number of supporting policies and appetite statements that define roles and responsibilities, acceptable practices, limits and key controls.
●	The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.
●	The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of the Group’s credit portfolio and the development and review of key credit risk policies.
●	The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.
●	All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.
●	An annual review is performed of the Credit Risk Rating System by the BRiskC and CREDCO.
●	Specific credit risk estimates (including PD, LGD and EAD levels) are overseen and reviewed annually in line with the Group’s Credit Model Risk Policy. Models are approved under delegated authority from the Chief Risk Officer. Model Risk is overseen by the Group’s Model Risk Committee.
●	In determining the provision for ECL, the forward-looking economic inputs and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).
●	Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout the Group.
●	Credit manuals are established and maintained throughout the Group including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.
●	Climate change related credit risks are considered in line with our Climate Change Position Statement and Action Plan. Climate change risks are managed in accordance with the Group’s risk framework which is supported by the Sustainability Risk Management Framework (SRMF), Group Environmental, Social and Governance (ESG) Credit Risk Policy and Board Risk Appetite Statements (RAS). Where appropriate, these are applied at the portfolio, customer and transaction level.
●	The Climate Change Financial Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across the Group and reports to CREDCO.
●	The Group’s ESG Credit Risk Policy details the Group’s overall approach to managing ESG risks in the credit risk process for applicable transactions.
●	Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).
●	The Related Entity Risk Management Policy and supporting policies govern credit exposures to related entities, to minimise the spread of credit risk between Group entities and to comply with prudential requirements prescribed by APRA.

44 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (continued)

11.2  Credit risk ratings system

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

Transaction-managed
Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+
Westpac Rating
Weak	E	Watchlist
	F	Special Mention
	G	Substandard/Default
	H	Doubtful/Default

Program-managed portfolio

The program-managed portfolio generally includes retail products including mortgages, personal lending (including credit cards) as well as certain small to medium sized enterprise lending. These customers are grouped into pools of similar risk. Pools are created by analysing similar risk characteristics that have historically predicted that an account is likely to go into default. Customers grouped according to these predictive characteristics are assigned a PD and LGD relative to their pool. The credit quality of these pools is based on a combination of behavioural factors, delinquency trends, PD estimates and loan to valuation ratio (housing loans only).

11.3  Credit risk concentrations and maximum exposure to credit risk

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

Note 11. Credit risk management (continued)

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

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 16)
●
58% (2022: 61%) were issued by financial institutions for the Group;

59% (2022: 63%) for the Parent Entity.

●
37% (2022: 33%) were issued by government or semi-government authorities for the Group;

37% (2022: 32%) for the Parent Entity.

●
76% (2022: 76%) were held in Australia by the Group;

83% (2022: 82%) by the Parent Entity.

Investment securities (Note 17)
●
21% (2022: 17%) were issued by financial institutions for the Group;

22% (2022: 18%) for the Parent Entity.

●
79% (2022: 82%) were issued by government or semi-government authorities for the Group;

78% (2022: 82%) for the Parent Entity.

●
89% (2022: 91%) were held in Australia by the Group;

99% (2022: 98%) by the Parent Entity.

Loans (Note 9)	● The following tables provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 20)	● 80% (2022: 84%) were issued by financial institutions for both the Group and the Parent Entity. ● 75% (2022: 79%) were held in Australia by the Group; 76% (2022: 80%) by the Parent Entity.

46 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (continued)

		2023				2022
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Consolidated		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	8,747	22	1,606	10,375	7,984	12	1,682	9,678
Agriculture, forestry and fishing	11,860	52	2,667	14,579	11,291	62	2,661	14,014
Construction	6,988	37	4,427	11,452	6,608	82	3,830	10,520
Finance and insurance[1]	27,948	129,081	13,426	170,455	22,877	143,402	11,403	177,682
Government, administration and defence	642	62,231	1,412	64,285	653	63,965	1,479	66,097
Manufacturing	9,630	824	7,381	17,835	9,425	1,539	6,063	17,027
Mining	2,331	520	3,368	6,219	2,819	446	3,610	6,875
Property	55,494	668	13,326	69,488	53,104	588	12,238	65,930
Property services and business services	13,128	207	6,533	19,868	12,959	126	6,653	19,738
Services	13,155	86	8,721	21,962	11,171	88	8,954	20,213
Trade	14,197	452	9,352	24,001	14,046	522	7,578	22,146
Transport and storage	8,782	668	5,428	14,878	8,738	819	5,610	15,167
Utilities	7,288	924	5,874	14,086	6,381	798	4,320	11,499
Retail lending	493,720	936	86,143	580,799	477,314	659	87,417	565,390
Other	4,362	576	1,526	6,464	5,480	952	1,970	8,402
Total Australia	678,272	197,284	171,190	1,046,746	650,850	214,060	165,468	1,030,378
New Zealand
Accommodation, cafes and restaurants	317	1	33	351	309	1	79	389
Agriculture, forestry and fishing	8,823	62	623	9,508	8,555	25	614	9,194
Construction	408	2	460	870	423	1	390	814
Finance and insurance	4,440	15,779	2,414	22,633	3,727	17,608	1,643	22,978
Government, administration and defence	183	7,598	809	8,590	138	6,066	665	6,869
Manufacturing	2,128	33	1,374	3,535	1,783	1,512	1,243	4,538
Mining	156	4	72	232	191	9	82	282
Property	7,011	618	1,291	8,920	6,530	569	1,244	8,343
Property services and business services	996	111	420	1,527	873	216	614	1,703
Services	1,620	26	1,106	2,752	1,356	16	1,195	2,567
Trade	2,404	25	1,115	3,544	2,515	47	1,178	3,740
Transport and storage	762	115	403	1,280	981	77	609	1,667
Utilities	1,566	606	1,488	3,660	1,243	495	1,205	2,943
Retail lending	62,397	92	13,979	76,468	57,344	62	12,733	70,139
Other	115	81	152	348	156	70	148	374
Total New Zealand	93,326	25,153	25,739	144,218	86,124	26,774	23,642	136,540
Other overseas
Accommodation, cafes and restaurants	107	-	10	117	116	-	10	126
Agriculture, forestry and fishing	3	-	1	4	1	-	1	2
Construction	60	-	127	187	34	-	122	156
Finance and insurance[1]	2,413	14,236	4,417	21,066	2,508	14,328	3,703	20,539
Government, administration and defence	-	3,218	-	3,218	1	3,465	-	3,466
Manufacturing	211	1	1,639	1,851	523	1	2,524	3,048
Mining	29	-	664	693	74	-	693	767
Property	424	1	43	468	397	1	30	428
Property services and business services	544	22	400	966	728	27	536	1,291
Services	189	2	335	526	100	-	672	772
Trade	998	3	1,359	2,360	1,257	2	2,380	3,639
Transport and storage	438	6	132	576	468	1	209	678
Utilities	232	1	39	272	232	-	33	265
Retail lending	403	3	16	422	393	3	33	429
Other	38	75	40	153	47	146	43	236
Total other overseas	6,089	17,568	9,222	32,879	6,879	17,974	10,989	35,842
Total gross credit risk	777,687	240,005	206,151	1,223,843	743,853	258,808	200,099	1,202,760

1.	Comparative amounts have been revised to align to current year presentation.

Note 11. Credit risk management (continued)

		2023				2022
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Parent Entity		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	8,714	22	1,606	10,342	7,950	12	1,682	9,644
Agriculture, forestry and fishing	11,812	52	2,667	14,531	11,245	62	2,661	13,968
Construction	6,468	36	4,427	10,931	6,181	82	3,830	10,093
Finance and insurance[1]	27,899	176,422	13,426	217,747	22,830	191,300	11,403	225,533
Government, administration and defence	640	62,231	1,412	64,283	651	63,965	1,479	66,095
Manufacturing	9,485	824	7,381	17,690	9,284	1,538	6,063	16,885
Mining	2,305	520	3,368	6,193	2,796	446	3,610	6,852
Property	55,457	668	13,326	69,451	53,052	588	12,238	65,878
Property services and business services	12,823	207	6,533	19,563	12,631	125	6,653	19,409
Services	12,958	86	8,721	21,765	10,974	88	8,954	20,016
Trade	14,039	452	9,352	23,843	13,897	522	7,578	21,997
Transport and storage	8,529	668	5,428	14,625	8,508	819	5,610	14,937
Utilities	7,265	924	5,874	14,063	6,359	797	4,320	11,476
Retail lending	493,703	934	86,142	580,779	477,288	656	87,414	565,358
Other	3,898	474	1,526	5,898	5,034	789	1,964	7,787
Total Australia	675,995	244,520	171,189	1,091,704	648,680	261,789	165,459	1,075,928
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	-	29	4	33	7	3	3	13
Construction	4	-	52	56	3	-	34	37
Finance and insurance	-	9,916	112	10,028	-	11,765	100	11,865
Government, administration and defence	-	1,761	2	1,763	-	1,165	2	1,167
Manufacturing	43	26	85	154	45	1,285	59	1,389
Mining	-	3	-	3	-	8	-	8
Property	-	138	1	139	-	120	1	121
Property services and business services	5	19	13	37	11	214	15	240
Services	-	20	7	27	-	12	4	16
Trade	316	20	254	590	422	44	193	659
Transport and storage	1	15	20	36	1	10	21	32
Utilities	-	311	77	388	-	292	62	354
Retail lending	-	-	1	1	-	1	-	1
Other	-	2	-	2	-	-	1	1
Total New Zealand	369	12,260	628	13,257	489	14,919	495	15,903
Other overseas
Accommodation, cafes and restaurants	75	-	10	85	70	-	10	80
Agriculture, forestry and fishing	2	-	1	3	1	-	1	2
Construction	53	-	109	162	27	-	115	142
Finance and insurance[1]	2,406	14,341	4,410	21,157	2,501	14,276	3,688	20,465
Government, administration and defence	-	1,831	-	1,831	-	2,357	-	2,357
Manufacturing	195	1	1,636	1,832	519	1	2,470	2,990
Mining	2	-	662	664	43	-	690	733
Property	198	1	19	218	191	-	11	202
Property services and business services	521	22	395	938	705	27	532	1,264
Services	173	1	332	506	82	-	671	753
Trade	866	3	1,242	2,111	1,142	2	2,228	3,372
Transport and storage	410	6	128	544	406	1	201	608
Utilities	207	1	18	226	210	-	14	224
Retail lending	334	-	14	348	312	-	30	342
Other	28	75	20	123	35	145	17	197
Total other overseas	5,470	16,282	8,996	30,748	6,244	16,809	10,678	33,731
Total gross credit risk	681,834	273,062	180,813	1,135,709	655,413	293,517	176,632	1,125,562

1.	Comparative amounts have been revised to align to current year presentation.

48 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (continued)

11.4  Credit quality of financial assets

Credit quality disclosures

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements apply. The credit quality is determined by reference to the credit risk ratings system (refer to Note 11.2) and expectations of future economic conditions under multiple scenarios.

Consolidated		2023				2022
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	408,900	42,316	-	451,216	393,754	41,790	-	435,544
Good/satisfactory	40,365	35,626	-	75,991	36,862	35,581	-	72,443
Weak	2,018	12,612	5,237	19,867	1,916	10,133	3,916	15,965
Total loans - housing	451,283	90,554	5,237	547,074	432,532	87,504	3,916	523,952
Loans - personal
Strong	4,807	84	-	4,891	4,961	99	-	5,060
Good/satisfactory	5,701	1,039	-	6,740	6,903	1,056	-	7,959
Weak	159	397	192	748	232	433	213	878
Total loans - personal	10,667	1,520	192	12,379	12,096	1,588	213	13,897
Loans - business
Strong	82,382	14,221	-	96,603	82,280	5,704	-	87,984
Good/satisfactory	61,333	52,308	-	113,641	87,770	23,018	-	110,788
Weak	96	4,980	2,914	7,990	84	4,031	3,117	7,232
Total loans - business	143,811	71,509	2,914	218,234	170,134	32,753	3,117	206,004
Debt securities
Strong	73,963	-	-	73,963	75,230	-	-	75,230
Good/satisfactory	-	51	-	51	-	77	-	77
Weak	-	876	-	876	-	774	-	774
Total debt securities[2]	73,963	927	-	74,890	75,230	851	-	76,081
Assets held for sale
Strong	-	-	-	-	20	-	-	20
Total assets held for sale	-	-	-	-	20	-	-	20
All other financial assets
Strong	112,482	-	-	112,482	116,466	-	-	116,466
Good/satisfactory	597	-	-	597	596	-	-	596
Weak	197	-	-	197	37	-	-	37
Total all other financial assets	113,276	-	-	113,276	117,099	-	-	117,099
Undrawn credit commitments
Strong	152,160	12,765	-	164,925	150,424	7,235	-	157,659
Good/satisfactory	25,714	13,706	-	39,420	34,011	6,946	-	40,957
Weak	97	1,343	366	1,806	100	1,036	347	1,483
Total undrawn credit commitments	177,971	27,814	366	206,151	184,535	15,217	347	200,099

Total strong	834,694	69,386	-	904,080	823,135	54,828	-	877,963
Total good/satisfactory	133,710	102,730	-	236,440	166,142	66,678	-	232,820
Total weak	2,567	20,208	8,709	31,484	2,369	16,407	7,593	26,369
Total on and off-balance sheet	970,971	192,324	8,709	1,172,004	991,646	137,913	7,593	1,137,152

1.      This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

2.      Debt securities included $1,438 million (2022: $1,187 million) at amortised cost. $511 million (2022: $336 million) of these are classified as strong, $51 million (2022: $77 million) are classified as good/satisfactory and $876 million (2022: $774 million) are classified as weak.

Details of collateral held in support of these balances are provided in Note 11.5.

Note 11. Credit risk management (continued)

Parent Entity		2023				2022
$m	Stage 1	Stage 2	Stage 3	Total[1]	Stage 1	Stage 2	Stage 3	Total[1]
Loans - housing
Strong	366,904	35,852	-	402,756	349,025	40,448	-	389,473
Good/satisfactory	35,631	29,107	-	64,738	30,966	32,458	-	63,424
Weak	1,746	11,786	4,754	18,286	1,646	9,545	3,587	14,778
Total loans - housing	404,281	76,745	4,754	485,780	381,637	82,451	3,587	467,675
Loans - personal
Strong	4,338	55	-	4,393	4,506	77	-	4,583
Good/satisfactory	5,390	914	-	6,304	6,582	950	-	7,532
Weak	117	299	180	596	178	334	198	710
Total loans - personal	9,845	1,268	180	11,293	11,266	1,361	198	12,825
Loans - business
Strong	70,393	13,287	-	83,680	70,028	5,284	-	75,312
Good/satisfactory	48,859	45,824	-	94,683	74,339	19,112	-	93,451
Weak	68	3,749	2,581	6,398	69	3,242	2,839	6,150
Total loans - business	119,320	62,860	2,581	184,761	144,436	27,638	2,839	174,913
Debt securities
Strong	67,257	-	-	67,257	69,944	-	-	69,944
Good/satisfactory	-	51	-	51	-	77	-	77
Total debt securities[2]	67,257	51	-	67,308	69,944	77	-	70,021
All other financial assets
Strong	155,014	-	-	155,014	157,534	-	-	157,534
Good/satisfactory	515	-	-	515	427	-	-	427
Weak	50	-	-	50	31	-	-	31
Total all other financial assets	155,579	-	-	155,579	157,992	-	-	157,992
Undrawn credit commitments
Strong	132,925	11,198	-	144,123	131,918	6,594	-	138,512
Good/satisfactory	23,077	12,042	-	35,119	30,953	5,814	-	36,767
Weak	78	1,150	343	1,571	79	945	329	1,353
Total undrawn credit commitments	156,080	24,390	343	180,813	162,950	13,353	329	176,632

Total strong	796,831	60,392	-	857,223	782,955	52,403	-	835,358
Total good/satisfactory	113,472	87,938	-	201,410	143,267	58,411	-	201,678
Total weak	2,059	16,984	7,858	26,901	2,003	14,066	6,953	23,022
Total on and off-balance sheet	912,362	165,314	7,858	1,085,534	928,225	124,880	6,953	1,060,058

1.      This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

2.      Debt securities included $51 million (2022: $79 million) at amortised cost. $0 million (2022: $2 million) of these are classified as strong and $51 million (2022: $77 million) are classified as good/satisfactory.

Details of collateral held in support of these balances are provided in Note 11.5.

50 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (continued)

11.5  Credit risk mitigation, collateral and other credit enhancements

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

1.This includes collateral held in relation to associated credit commitments.

Note 11. Credit risk management (continued)

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

Other credit enhancements

The Group only recognises guarantees, standby letters of credit, or credit derivative protection from entities meeting minimum eligibility requirements (provided they are not related to the entity with which Westpac has a credit exposure) including but not limited to:

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

52 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (continued)

The Group and the Parent Entity’s loan portfolio have the following coverage from collateral held:

		2023				2022
	Housing	Personal	Business		Housing	Personal	Business
%	loans[1]	loans	loans	Total	loans[1]	loans	loans	Total
Performing loans
Consolidated
Fully secured	100.0	10.0	66.1	89.1	100.0	10.0	66.0	88.9
Partially secured	-	16.4	15.2	4.5	-	24.0	14.6	4.5
Unsecured	-	73.6	18.7	6.4	-	66.0	19.4	6.6
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	100.0	10.9	66.3	89.4	100.0	10.8	65.9	89.2
Partially secured	-	18.0	15.3	4.5	-	25.9	14.4	4.3
Unsecured	-	71.1	18.4	6.1	-	63.3	19.7	6.5
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing loans
Consolidated
Fully secured	93.9	-	55.3	78.2	93.2	-	54.1	73.7
Partially secured	6.1	33.9	23.9	13.0	6.8	42.7	22.7	14.7
Unsecured	-	66.1	20.8	8.8	-	57.3	23.2	11.6
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	93.9	-	56.8	78.9	93.2	-	56.7	74.8
Partially secured	6.1	35.6	23.3	12.7	6.8	44.4	22.2	14.5
Unsecured	-	64.4	19.9	8.4	-	55.6	21.1	10.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1.      For the purpose of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case they may be classified as partially secured.

Details of the carrying value and associated provision for ECL are disclosed in Notes 9 and 10 respectively. The credit quality of loans is disclosed in Note 11.4.

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Cash, primarily for derivatives	3,526	6,372	3,244	6,300
Securities under reverse repurchase agreements[2]	11,862	8,838	11,821	8,838
Securities under derivatives and stock borrowing[2]	53	58	53	58
Total other collateral held	15,441	15,268	15,118	15,196

2.      Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.

Deposits and other funding arrangements

Note 12. Deposits and other borrowings

Accounting policy

Deposits and other borrowings are initially recognised at fair value and subsequently either measured at amortised cost using the effective interest method or at fair value.
Deposits and other borrowings are designated at fair value if they are managed on a fair value basis, reduce or eliminate an accounting mismatch or contain an embedded derivative.

Where they are measured at fair value, any changes in fair value (except those due to changes in credit risk) are recognised in the income statement. The change in the fair value that is attributable to changes in credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

Refer to Note 22 for balances measured at fair value and amortised cost.
Interest expense incurred is recognised in net interest income using the effective interest method. Non-interest bearing relates to instruments which do not carry an entitlement to interest.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Australia
Certificates of deposit	32,947	30,507	32,947	30,507
Non-interest bearing, repayable at call[1]	98,615	94,632	98,615	94,632
Other interest bearing - transactions[1]	119,621	133,390	119,621	133,390
Other interest bearing - savings	195,325	179,702	195,325	179,702
Other interest bearing term	144,220	127,921	144,220	127,921
Total Australia	590,728	566,152	590,728	566,152
New Zealand
Certificates of deposit	2,247	2,588	-	-
Non-interest bearing, repayable at call	11,183	12,674	-	-
Other interest bearing - transactions	8,729	8,819	-	-
Other interest bearing - savings	18,558	18,698	-	-
Other interest bearing term	35,827	28,423	-	-
Total New Zealand	76,544	71,202	-	-
Other overseas
Certificates of deposit	12,023	13,200	12,023	13,200
Non-interest bearing, repayable at call	1,358	1,178	548	473
Other interest bearing - transactions	789	936	573	754
Other interest bearing - savings	1,003	947	883	815
Other interest bearing term	5,723	5,514	5,602	5,351
Total other overseas	20,896	21,775	19,629	20,593
Total deposits and other borrowings	688,168	659,129	610,357	586,745

1.Comparatives has been revised to align to current year presentation.

54 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Deposits and other borrowings (continued)

Certificates of deposit and term deposits

Uninsured deposits refer to deposits that are in excess of, or ineligible for, a government based deposit insurance scheme in their relevant country of domicile. For the Group, this primarily relates to deposit in excess of, or ineligible for, the Australian Government’s Financial Claims Scheme (FCS) limit. Uninsured time deposits are deposits which are subject to contractual maturity requirements prior to withdrawal. The table below shows the time deposits by categories and remaining maturity:

		Over	Over
Consolidated	Up to	3 months to	6 months to	Over
$m	3 months	6 months	1 year	1 year	Total
Certificates of deposit in excess of insured amounts
Australia	16,801	15,689	436	21	32,947
New Zealand	1,396	600	251	-	2,247
Other overseas	2,677	5,603	3,743	-	12,023
Total certificates of deposit in excess of insured amounts	20,874	21,892	4,430	21	47,217
Term deposits in excess of insured amounts
Australia	60,187	21,572	21,778	4,348	107,885
New Zealand	15,331	10,651	8,122	1,723	35,827
Other overseas	3,698	861	975	187	5,721
Total term deposits in excess of insured amounts	79,216	33,084	30,875	6,258	149,433
Interbank term deposits in excess of insured amounts[1]
Australia	1,487	1,619	1,303	20	4,429
New Zealand	-	1	-	-	1
Other overseas	1	-	10	23	34
Total interbank term deposits in excess of insured amounts	1,488	1,620	1,313	43	4,464

1.Interbank term deposits are included in Note 19.

Note 13. Debt issues

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

Where they are measured at fair value, any changes in fair value (except those due to changes in credit risk) are recognised in the income statement. The change in the fair value that is attributable to changes in credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

Refer to Note 22 for balances measured at fair value and amortised cost.

Interest expense incurred is recognised within net interest income using the effective interest method.

In the following table, the distinction between short-term (12 months or less) and long-term (greater than 12 months) debt is based on the original maturity of the underlying security.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Short-term debt
Own issuances	29,285	30,332	27,915	25,498
Total short-term debt	29,285	30,332	27,915	25,498
Long-term debt
Covered bonds	41,605	31,802	36,954	28,664
Senior	81,385	77,219	70,088	67,635
Securitisation	4,298	4,973	-	-
Subordinated perpetual notes	-	542	-	542
Total long-term debt	127,288	114,536	107,042	96,841
Total debt issues	156,573	144,868	134,957	122,339

Movement reconciliation ($m)
Balance as at beginning of year	144,868	128,779	122,339	108,210
Issuances	70,974	73,309	62,992	58,657
Maturities, repayments, buy-backs and reductions	(62,596)	(55,899)	(52,671)	(44,222)
Total cash movements	8,378	17,410	10,321	14,435
FX translation impact	3,458	6,118	2,530	6,188
Fair value adjustments	(135)	(566)	(144)	(557)
Fair value hedge accounting adjustments	(346)	(7,561)	(348)	(6,583)
Other	350	688	259	646
Total non-cash movements	3,327	(1,321)	2,297	(306)
Balance as at end of year	156,573	144,868	134,957	122,339

56 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 13. Debt issues (continued)

Consolidated
$m	2023	2022
Short-term debt
Own issuances:
US commercial paper	22,687	29,252
Senior Debt:
AUD	2,090	-
GBP	3,265	770
USD	564	154
Other	679	156
Total short-term debt	29,285	30,332
Long-term debt (by currency):
AUD	36,346	30,758
CHF	3,358	3,261
EUR	34,002	26,002
GBP	3,202	3,092
JPY	80	913
NZD	3,324	2,966
USD	45,288	45,471
Other	1,688	2,073
Total long-term debt	127,288	114,536

The Group manages FX exposure from debt issuances as part of its hedging activities. Further details of the Group’s hedge accounting are in Note 20.

Note 14. Loan capital

Accounting policy

Loan capital are instruments issued by the Group which qualify for inclusion as regulatory capital under the standards issued by the prudential regulator in the relevant jurisdiction. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. Interest expense incurred is recognised in net interest income.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Additional Tier 1 (AT1) loan capital
Westpac capital notes	8,056	8,046	8,056	8,046
USD AT1 securities	1,750	1,749	1,750	1,749
Total AT1 loan capital	9,806	9,795	9,806	9,795
Tier 2 loan capital
Subordinated notes	23,370	21,459	22,279	20,939
Total Tier 2 loan capital	23,370	21,459	22,279	20,939
Total loan capital	33,176	31,254	32,085	30,734

Movement reconciliation ($m)
Balance as at beginning of year	31,254	29,067	30,734	29,067
Issuances	3,453	6,527	2,894	6,007
Maturities, repayments, buy-backs and reductions	(1,171)	(2,344)	(1,171)	(2,344)
Total cash movements	2,282	4,183	1,723	3,663
FX translation impact	235	1,723	212	1,723
Fair value hedge accounting adjustments	(623)	(3,254)	(611)	(3,254)
Other	28	(465)	27	(465)
Total non-cash movements	(360)	(1,996)	(372)	(1,996)
Balance as at end of year	33,176	31,254	32,085	30,734

Note 14. Loan capital (continued)

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments is provided below.

Consolidated and Parent Entity		Potential scheduled	Optional
$m	Distribution or interest rate	conversion date[1]	redemption date[2]	2023	2022
Westpac capital notes (WCN)
AUD 1,690 million WCN5	(3-month BBSW rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,686	1,684
	x (1 - Australian corporate tax rate)
AUD 1,423 million WCN6	(3-month BBSW rate + 3.70% p.a.)	31 July 2026	31 July 2024	1,421	1,419
	x (1 - Australian corporate tax rate)
AUD 1,723 million WCN7	(3-month BBSW rate + 3.40% p.a.)	22 March 2029	22 March 2027	1,714	1,711
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN8	(3-month BBSW rate + 2.90% p.a.)	21 June 2032	21 September 2029	1,739	1,738
	x (1 - Australian corporate tax rate)
AUD 1,509 million WCN9	(3-month BBSW rate + 3.40% p.a.)	22 June 2031	22 September 2028	1,496	1,494
	x (1 - Australian corporate tax rate)
Total WCN				8,056	8,046
USD AT1 securities
USD 1,250 million USD AT1 securities	Fixed 5.00%[3] p.a.	n/a	21 September 2027	1,750	1,749
Total USD AT1 securities				1,750	1,749

1.

Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied, if ever.

2.

Certain AT1 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac may elect to redeem the relevant AT1 instrument on the optional redemption date or dates, subject to APRA's prior written approval.

3.

Until but excluding 21 September 2027 (first reset date). If not redeemed, converted or written-off earlier, from, and including, each reset date to, but excluding, the next succeeding reset date, at a fixed rate p.a. equal to the prevailing 5-year USD mid-market swap rate plus 2.89% p.a.

Common features of AT1 instruments issued by Westpac Banking Corporation

Payment conditions

Distributions and interest payments on the AT1 instruments are discretionary and will only be paid if the payment conditions are satisfied, including that the payment will not result in a breach of Westpac’s capital requirements under APRA’s prudential standards; not result in Westpac becoming, or being likely to become, insolvent; and if APRA does not object to the payment.

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

58 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 14. Loan capital (continued)

The AT1 instruments convert into Westpac ordinary shares in the following circumstances:

●	Scheduled Conversion

On the scheduled conversion date, provided certain conversion conditions are satisfied, the relevant AT1 instrument1 will convert and holders will receive a variable number of Westpac ordinary shares calculated using the face value of the relevant AT1 instrument and the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date, including a 1% discount.

●	Capital Trigger Event or Non-Viability Trigger Event

Westpac will be required to convert some or all AT1 instruments upon the occurrence of:

–

A capital trigger event, when Westpac determines, or APRA notifies Westpac in writing that it believes, Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a Level 1 or Level 2 basis2); or

–

A non-viability trigger event, when APRA notifies Westpac in writing that it believes conversion, write-off or write-down of capital instruments of the Westpac Group, or public sector injection of capital (or equivalent support), in each case is necessary because without it, Westpac would become non-viable

For each AT1 instrument converted, holders will receive a variable number of Westpac ordinary shares calculated using the face value of the relevant AT1 instrument and the Westpac ordinary share price over the five business day period prior to the capital trigger event date or non-viability trigger event date and includes a 1% discount, subject to a maximum conversion number. The maximum conversion number is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

Following the occurrence of a capital trigger event or non-viability trigger event, if conversion does not occur within five business days, holders’ rights in relation to the relevant AT1 instrument will be immediately and irrevocably terminated.

●	Conversion in other circumstances

Westpac is able to elect to convert1, or may be required to convert1, AT1 instruments early in certain circumstances. The terms of conversion are broadly similar to scheduled conversion, however, the maximum conversion number will depend on the conversion event.

●	Early Redemption

Westpac is able to elect to redeem the relevant AT1 instrument on the optional redemption dates or for certain taxation or regulatory reasons, subject to APRA’s prior written approval.

1.	Excludes USD AT1 securities.
2.	Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a ‘Extended Licensed Entity’ for the purpose of measuring capital adequacy. Level 2 is the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation.

Note 14. Loan capital (continued)

Tier 2 loan capital

A summary of the key terms and common features of the Group’s Tier 2 instruments (subordinated notes) is provided below:

			Optional
$m	Interest rate	Maturity date	redemption date[1]	2023	2022
Subordinated notes issued by Westpac Banking Corporation

AUD 175 million	Fixed	14 June 2028	14 June 2023	-	172

USD 100 million	Fixed	23 February 2046	n/a	103	121

JPY 20,000 million	Fixed	19 May 2026	n/a	206	212

JPY 10,200 million	Fixed	2 June 2026	n/a	105	108

JPY 10,000 million	Fixed	9 June 2026	n/a	103	106

USD 1,500 million	Fixed	23 November 2031	23 November 2026	2,127	2,134

AUD 350 million	Fixed	16 August 2029	16 August 2024	350	350

AUD 185 million	Fixed	24 January 2048	n/a	184	184

AUD 250 million	Floating	16 February 2028	16 February 2023	-	248

AUD 130 million	Fixed	2 March 2048	n/a	130	130

AUD 725 million	Floating	22 June 2028	22 June 2023	-	722

USD 1,000 million	Fixed	24 July 2039	n/a	1,134	1,257

USD 1,250 million	Fixed	24 July 2034	24 July 2029	1,677	1,708

AUD 1,000 million	Floating	27 August 2029	27 August 2024	1,000	998

USD 1,500 million	Fixed	4 February 2030	4 February 2025	2,199	2,166

USD 1,500 million	Fixed	15 November 2035	15 November 2030	1,802	1,835

USD 1,000 million	Fixed	16 November 2040	n/a	939	1,054

AUD 1,250 million	Floating	29 January 2031	29 January 2026	1,236	1,239

EUR 1,000 million	Fixed	13 May 2031	13 May 2026	1,476	1,342

USD 1,000 million	Fixed	18 November 2041	n/a	989	1,118

USD 1,250 million	Fixed	18 November 2036	18 November 2031	1,529	1,579

JPY 26,000 million	Fixed	8 June 2032	8 June 2027	266	275

USD 1,000 million	Fixed	10 August 2033	10 August 2032	1,346	1,411

SGD 450 million	Fixed	7 September 2032	7 September 2027	498	470

AUD 1,500 million	Floating	23 June 2033	23 June 2028	1,494	-

AUD 300 million	Floating	23 June 2023	23 June 2028	292	-

AUD 1,100 million	Floating	23 June 2038	23 June 2033	1,092	-

Total subordinated notes issued by Westpac Banking Corporation				22,277	20,939
Subordinated notes issued by Westpac New Zealand Limited[2]

NZD 600 million	Fixed	16 September 2032	16 September 2027	553	520

NZD 600 million	Fixed	14 February 2034	14 February 2029	540	-

Total subordinated notes issued by Westpac New Zealand Limited				1,093	520
Total subordinated notes				23,370	21,459

1.

Certain Tier 2 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac Banking Corporation may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.

2.

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

60 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 14. Loan capital (continued)

Common features of subordinated notes

Issued by Westpac Banking Corporation

Interest payments are subject to Westpac being solvent at the time of, and immediately following, the interest payment.

Non-viability trigger event

The definition of non-viability trigger event is described under AT1 loan capital. Upon the occurrence of a non-viability trigger event, Westpac will be required to convert some or all subordinated notes into a variable number of Westpac ordinary shares calculated in a manner similar to that described under AT1 loan capital.

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

Note 15. Securitisation, covered bonds and other transferred assets

The Group enters into transactions in the normal course of business by which financial assets are transferred to counterparties or structured entities. Depending on the circumstances, these transfers may result in de-recognition of the assets in their entirety, partial de-recognition or no de-recognition of the assets subject to the transfer. For the Group’s accounting policy on de-recognition of financial assets refer to the notes to the financial statements section before Note 9 titled ‘Financial assets and financial liabilities’.

Securitisation

Securitisation is the transferring of assets (or an interest in either the assets or the cash flows arising from the assets) to a structured entity which then issues the majority of interest bearing debt securities to third party investors for funding deals and to Westpac for liquidity deals.

Securitisation of its own assets is used by Westpac as a funding and liquidity tool.

For securitisation structured entities which Westpac controls, as defined in Note 30, the structured entities are classified as subsidiaries and consolidated. When assessing whether Westpac controls a structured entity, it considers its exposure to and ability to affect variable returns. Westpac may have variable returns from a structured entity through ongoing exposures to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities, trust management and operational services.

Undrawn funding and liquidity facilities of $356 million (2022: $406 million) were provided by Westpac for the securitisation of its own assets.

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

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 19 for further details.

Note 15. Securitisation, covered bonds and other transferred assets (continued)

The following tables present Westpac’s assets transferred and their associated liabilities.

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying	Fair	Fair
	amount of	amount of	value of	value of	Net fair
	transferred	associated	transferred	transferred	value
$m	assets	liabilities	assets	liabilities	position
Consolidated
2023
Securitisation[1]	4,329	4,298	4,306	4,294	12
Covered bonds[2]	50,296	41,605	n/a	n/a	n/a
Repurchase agreements	35,075	25,059	n/a	n/a	n/a
Total	89,700	70,962	4,306	4,294	12
2022
Securitisation[1]	5,001	4,973	4,955	4,932	23
Covered bonds[2]	45,809	31,802	n/a	n/a	n/a
Repurchase agreements	57,934	41,257	n/a	n/a	n/a
Total	108,744	78,032	4,955	4,932	23
Parent Entity
2023
Securitisation[1]	5,114	5,082	5,088	5,079	9
Covered bonds[2]	43,291	36,954	n/a	n/a	n/a
Repurchase agreements	28,968	20,315	n/a	n/a	n/a
Total	77,373	62,351	5,088	5,079	9
2022
Securitisation[1]	6,004	5,961	5,948	5,919	29
Covered bonds[2]	39,179	28,664	n/a	n/a	n/a
Repurchase agreements	53,512	37,764	n/a	n/a	n/a
Total	98,695	72,389	5,948	5,919	29

1.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.
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

62 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Other financial instrument disclosures

Note 16. Trading securities and financial assets measured at FVIS

Accounting policy

Trading securities

Trading securities include actively traded debt (government and other) and equity instruments and those acquired for sale in the near term. The instruments are measured at fair value.

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

Fair value gains and losses on these financial assets are recognised in the income statement. Interest earned from debt securities is recognised in interest income (Note 3) while dividends on equity securities are recognised in non-interest income (Note 4).

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Trading securities
Government and semi-government securities	10,808	7,026	9,772	6,159
Other debt securities	5,835	5,173	4,435	4,175
Equity securities	5	-	5	-
Other	448	747	448	747
Total trading securities	17,096	12,946	14,660	11,081
Reverse repurchase agreements	12,054	8,988	12,013	8,988
Other financial assets measured at FVIS
Other debt securities	1,351	2,391	1,310	2,342
Equity securities	6	7	4	6
Total other financial assets measured at FVIS	1,357	2,398	1,314	2,348
Total trading securities and financial assets measured at FVIS	30,507	24,332	27,987	22,417

Note 17. Investment securities

Accounting policy

Investment securities include debt securities (government and other) and equity securities. It includes debt and equity securities that are measured at FVOCI and debt securities measured at amortised cost. These instruments are classified based on the criteria disclosed under the heading “Financial assets and financial liabilities” prior to Note 9.

Debt securities measured at FVOCI

Includes debt instruments that have contractual cash flows which represent SPPI on the principal balance outstanding and they are held within a business model whose objective is achieved both through collecting these cash flows or selling the financial asset.

These securities are measured at fair value with unrealised gains and losses recognised in OCI except for interest income, impairment charges, FX gains and losses and fair value hedge adjustments which are recognised in the income statement.

Impairment is measured using the same ECL model applied to financial assets measured at amortised cost. Impairment is recognised in the income statement with a corresponding amount in OCI with no reduction of the carrying value of the debt security which remains at fair value. Refer to Notes 6 and 10 for further details.

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

These securities are initially recognised at fair value plus directly attributable transaction costs. They are subsequently measured at amortised cost using the effective interest method and are presented net of any provision for ECL, determined using the ECL model.

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

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	56,370	60,427	52,562	57,233
Other debt securities	17,082	14,467	14,695	12,709
Equity securities	442	390	202	157
Total investment securities measured at FVOCI[1]	73,894	75,284	67,459	70,099
Investment securities measured at amortised cost
Government and semi-government debt securities	1,438	1,185	51	77
Other debt securities	-	2	-	2
Total investment securities measured at amortised cost	1,438	1,187	51	79
Provision for ECL on debt securities at amortised cost	(6)	(6)	(2)	(2)
Total net investment securities measured at amortised cost	1,432	1,181	49	77
Total investment securities	75,326	76,465	67,508	70,176

1.	Impairment is recognised in the income statement with a corresponding amount in OCI (refer to Note 26). There is no reduction of the carrying value of the debt securities which remains at fair value.

64 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 17. Investment securities (continued)

The following table shows the maturities and the weighted average yield of the Group’s outstanding investment securities as at 30 September 2023. There are no tax-exempt securities.

			Over		Over
	Up to		1 year to		5 years to		Over		No specific			Weighted
	1 year		5 years		10 years		10 years		maturity		Total	average
2023	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying Amount
Government and semi-government securities	14,031	1.9	27,253	2.1	12,051	2.5	4,467	4.8	-	-	57,802	2.4
Other debt securities	2,838	3.9	13,912	4.5	332	4.8	-	-	-	-	17,082	4.4
Equity securities	-	-	-	-	-	-	-	-	442	-	442	-
Total by maturity	16,869		41,165		12,383		4,467		442		75,326

The maturity profile is determined based upon contractual terms for investment securities.

Note 18. Other financial assets

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Accrued interest receivable	1,996	1,266	1,780	1,123
Securities sold not delivered	2,905	2,521	2,905	2,521
Trade debtors	333	619	282	503
Interbank lending	97	223	95	218
Clearing and settlement balances	454	477	445	447
Accrued fees and commissions	289	369	161	265
Other	145	151	144	151
Total other financial assets	6,219	5,626	5,812	5,228

Note 19. Other financial liabilities

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

Where a repurchase agreement is designated at fair value, any changes in fair value (except those due to changes in credit risk) are recognised in the income statement as they arise. The change in fair value that is attributable to credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Repurchase agreements	25,059	41,257	20,315	37,764
Interbank placements	4,537	4,893	4,533	4,888
Accrued interest payable	4,138	1,738	3,337	1,474
Securities purchased not delivered	3,477	1,880	3,477	1,880
Trade creditors and other accrued expenses[1]	2,191	1,045	1,723	893
Settlement and clearing balances	832	729	805	718
Securities sold short	3,496	3,345	3,496	3,345
Other	1,140	1,473	1,094	1,390
Total other financial liabilities	44,870	56,360	38,780	52,352

1.

In 2023, the Group revised its treatment of ongoing trail commission payable to mortgage brokers. The Group recognised a liability within other financial liabilities equal to the present value of expected future trail commission payable and a corresponding increase in capitalised brokerage costs in loans. The balance as at 30 September 2023 was $1,259 million for the Group and $956 million for the Parent Entity. Refer also to Note 1(iii).

66 WESTPAC GROUP 2023 ANNUAL REPORT

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

Trading derivatives

Derivatives which are used in our ALM activities but are not designated into a hedge accounting relationship are considered economic hedges. These derivatives, along with derivatives used for meeting customers’ needs and undertaking market making and positioning activities, are measured at FVIS and are disclosed as trading derivatives.

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

Note 20. Derivative financial instruments (continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below.

					Total derivatives
Consolidated	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2023

Interest rate contracts
Swap agreements	65,324	(68,945)	5,689	(10,730)	71,013	(79,675)
Options	301	(317)	-	-	301	(317)
Total interest rate contracts	65,625	(69,262)	5,689	(10,730)	71,314	(79,992)
FX contracts
Spot and forward contracts	9,406	(8,219)	-	(74)	9,406	(8,293)
Cross currency swap agreements	7,650	(8,973)	394	(596)	8,044	(9,569)
Options	110	(132)	-	-	110	(132)
Total FX contracts	17,166	(17,324)	394	(670)	17,560	(17,994)
Credit default swaps
Credit protection bought	-	(127)	-	-	-	(127)
Credit protection sold	105	-	-	-	105	-
Total credit default swaps	105	(127)	-	-	105	(127)
Commodity contracts	116	(266)	-	-	116	(266)
Total of gross derivatives	83,012	(86,979)	6,083	(11,400)	89,095	(98,379)
Impact of netting arrangements	(62,259)	63,111	(5,493)	10,621	(67,752)	73,732
Total of net derivatives	20,753	(23,868)	590	(779)	21,343	(24,647)

2022

Interest rate contracts
Swap agreements	62,828	(65,231)	6,171	(10,002)	68,999	(75,233)
Options	335	(379)	-	-	335	(379)
Total interest rate contracts	63,163	(65,610)	6,171	(10,002)	69,334	(75,612)
FX contracts
Spot and forward contracts	18,609	(17,633)	28	(55)	18,637	(17,688)
Cross currency swap agreements	18,194	(14,412)	486	(787)	18,680	(15,199)
Options	392	(374)	-	-	392	(374)
Total FX contracts	37,195	(32,419)	514	(842)	37,709	(33,261)
Credit default swaps
Credit protection bought	32	(3)	-	-	32	(3)
Credit protection sold	3	(29)	-	-	3	(29)
Total credit default swaps	35	(32)	-	-	35	(32)
Commodity contracts	116	(402)	-	-	116	(402)
Equities	1	-	-	-	1	-
Total of gross derivatives	100,510	(98,463)	6,685	(10,844)	107,195	(109,307)
Impact of netting arrangements	(59,813)	59,806	(6,099)	9,933	(65,912)	69,739
Total of net derivatives	40,697	(38,657)	586	(911)	41,283	(39,568)

68 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments (continued)

					Total derivatives
Parent Entity	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2023

Interest rate contracts
Swap agreements	66,248	(69,227)	4,616	(10,412)	70,864	(79,639)
Options	301	(317)	-	-	301	(317)
Total interest rate contracts	66,549	(69,544)	4,616	(10,412)	71,165	(79,956)
FX contracts
Spot and forward contracts	9,406	(8,230)	-	(63)	9,406	(8,293)
Cross currency swap agreements	7,824	(9,369)	64	(163)	7,888	(9,532)
Options	110	(132)	-	-	110	(132)
Total FX contracts	17,340	(17,731)	64	(226)	17,404	(17,957)
Credit default swaps
Credit protection bought	-	(127)	-	-	-	(127)
Credit protection sold	105	-	-	-	105	-
Total credit default swaps	105	(127)	-	-	105	(127)
Commodity contracts	116	(266)	-	-	116	(266)
Total of gross derivatives	84,110	(87,668)	4,680	(10,638)	88,790	(98,306)
Impact of netting arrangements	(63,187)	63,415	(4,565)	10,317	(67,752)	73,732
Total of net derivatives	20,923	(24,253)	115	(321)	21,038	(24,574)

2022

Interest rate contracts
Swap agreements	63,939	(65,541)	5,025	(9,683)	68,964	(75,224)
Options	335	(379)	-	-	335	(379)
Total interest rate contracts	64,274	(65,920)	5,025	(9,683)	69,299	(75,603)
FX contracts
Spot and forward contracts	18,621	(17,633)	15	(55)	18,636	(17,688)
Cross currency swap agreements	18,414	(14,921)	146	(177)	18,560	(15,098)
Options	392	(374)	-	-	392	(374)
Total FX contracts	37,427	(32,928)	161	(232)	37,588	(33,160)
Credit default swaps
Credit protection bought	32	(3)	-	-	32	(3)
Credit protection sold	3	(29)	-	-	3	(29)
Total credit default swaps	35	(32)	-	-	35	(32)
Commodity contracts	116	(402)	-	-	116	(402)
Equities	1	-	-	-	1	-
Total of gross derivatives	101,853	(99,282)	5,186	(9,915)	107,039	(109,197)
Impact of netting arrangements	(60,925)	60,121	(4,987)	9,618	(65,912)	69,739
Total of net derivatives	40,928	(39,161)	199	(297)	41,127	(39,458)

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

The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, SOFR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the derivative. For the portfolio hedge accounting ineffectiveness also arises from prepayment risk (i.e. the difference between actual and expected prepayment of loans). In order to manage the ineffectiveness from early repayments and accommodate new originations the portfolio hedges are de-designated and re-designated periodically.

Cash flow hedges

Interest rate risk

The Group’s exposure to the volatility of interest cash flows from customer deposits and loans is hedged with interest rate derivatives using a dynamic hedge accounting strategy called macro cash flow hedges. Customer deposits and loans are allocated to time buckets based on their expected repricing dates. The interest rate derivatives are designated accordingly to the gross asset or gross liability positions for the relevant time buckets. The Group hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW for AUD interest rates, SOFR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the interest rate derivative. Ineffectiveness also arises if the notional values of the interest rate derivatives exceed the capacity for the relevant time buckets. The hedge accounting relationship is reviewed on a monthly basis and the hedging relationships are de-designated and re-designated if necessary.

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

70 WESTPAC GROUP 2023 ANNUAL REPORT

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

Economic hedges

As part of the Group’s ALM activities, economic hedges may be entered into to hedge New Zealand future earnings and long-term funding transactions for risk management purposes. These hedges do not qualify for hedge accounting and therefore are not included in the hedging instrument disclosures below.

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2023

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,179	80,537	40,307	137,023	3,072	(8,979)
	Cross currency swap	Interest rate risk	3,696	10,840	1,102	15,638	(274)	(806)
Cash flow hedges	Cross currency swap	FX risk	3,696	10,840	1,102	15,638	668	210
Net investment hedges	Forward contracts	FX risk	3,486	-	-	3,486	-	(74)
Total one-to-one hedge relationships			27,057	102,217	42,511	171,785	3,466	(9,649)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	21,524	217	(20)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	287,510	2,400	(1,731)
Total macro hedge relationships			n/a	n/a	n/a	309,034	2,617	(1,751)
Total of gross hedging derivatives			n/a	n/a	n/a	480,819	6,083	(11,400)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,493)	10,621
Total of net hedging derivatives			n/a	n/a	n/a	n/a	590	(779)

Note 20. Derivative financial instruments (continued)

			Notional amounts
				Over
Consolidated			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2022

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	11,263	73,774	39,836	124,873	2,504	(8,073)
	Cross currency swap	Interest rate risk	1,100	9,775	2,442	13,317	(189)	(867)
Cash flow hedges	Cross currency swap	FX risk	1,100	9,775	2,442	13,317	675	80
Net investment hedges	Forward contracts	FX risk	2,803	-	-	2,803	28	(55)
Total one-to-one hedge relationships			16,266	93,324	44,720	154,310	3,018	(8,915)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	22,328	417	(12)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	213,756	3,250	(1,917)
Total macro hedge relationships			n/a	n/a	n/a	236,084	3,667	(1,929)
Total of gross hedging derivatives			n/a	n/a	n/a	390,394	6,685	(10,844)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(6,099)	9,933
Total of net hedging derivatives			n/a	n/a	n/a	n/a	586	(911)

			Notional amounts
				Over
Parent Entity			Within	1 year to	Over		Carrying value
$m	Hedging instrument	Hedged risk	1 year	5 years	5 years	Total	Assets	Liabilities
2023

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	15,636	79,627	38,674	133,937	2,933	(8,966)
	Cross currency swap	Interest rate risk	95	1,340	674	2,109	(32)	(104)
Cash flow hedges	Cross currency swap	FX risk	95	1,340	674	2,109	96	(59)
Net investment hedges	Forward contracts	FX risk	2,585	-	-	2,585	-	(63)
Total one-to-one hedge relationships			18,411	82,307	40,022	140,740	2,997	(9,192)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,632	84	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	263,188	1,599	(1,446)
Total macro hedge relationships			n/a	n/a	n/a	265,820	1,683	(1,446)
Total of gross hedging derivatives			n/a	n/a	n/a	406,560	4,680	(10,638)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(4,565)	10,317
Total of net hedging derivatives			n/a	n/a	n/a	n/a	115	(321)

2022

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	10,957	72,890	39,836	123,683	2,470	(8,070)
	Cross currency swap	Interest rate risk	863	1,064	759	2,686	(16)	(94)
Cash flow hedges	Cross currency swap	FX risk	863	1,064	759	2,686	162	(83)
Net investment hedges	Forward contracts	FX risk	1,792	-	-	1,792	15	(55)
Total one-to-one hedge relationships			14,475	75,018	41,354	130,847	2,631	(8,302)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,632	119	(1)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	192,136	2,436	(1,612)
Total macro hedge relationships			n/a	n/a	n/a	194,768	2,555	(1,613)
Total of gross hedging derivatives			n/a	n/a	n/a	325,615	5,186	(9,915)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(4,987)	9,618
Total of net hedging derivatives			n/a	n/a	n/a	n/a	199	(297)

72 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments (continued)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2023	2022
Consolidated

Cash flow hedges	Cross currency swap	FX risk	EUR:NZD	0.5943	0.5965
			USD:NZD	0.6716	0.6949
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0857	1.1200
			USD:AUD	0.6839	0.6926
Parent Entity

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6650	0.6650
			JPY:AUD	79.6448	79.6448
			CHF:AUD	not material	0.7350
			CNH:AUD	4.7275	4.8253
			HKD:AUD	5.6124	5.5373
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0842	1.1171
			USD:AUD	0.6839	0.6926

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2023		2022
		FVHA		FVHA
	Carrying amount of	included in carrying	Carrying amount of	included in carrying
$m	hedged item	amount	hedged item	amount
Consolidated

Interest rate risk
Investment securities	40,402	(3,257)	39,355	(4,469)
Loans	21,223	(301)	21,798	(532)
Debt issues and loan capital	(100,176)	9,801	(88,112)	8,832
Parent Entity

Interest rate risk
Investment securities	37,995	(3,170)	38,188	(4,419)
Loans	2,510	(122)	2,441	(192)
Debt issues and loan capital	(86,575)	8,866	(78,448)	7,907

There were nil FVHA gains/losses (2022: $3 million losses) included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

	2023			2022
	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Consolidated
Cash flow hedge reserve
Balance as at beginning of year	1,147	(1)	1,146	394	(118)	276
Net gains/(losses) from changes in fair value[1]	(311)	(324)	(635)	1,224	(117)	1,107
Transferred to interest income[1]	(587)	278	(309)	(471)	234	(237)
Balance as at end of year	249	(47)	202	1,147	(1)	1,146
Parent Entity
Cash flow hedge reserve
Balance as at beginning of year	629	1	630	243	(49)	194
Net gains/(losses) from changes in fair value[1]	(535)	(35)	(570)	846	20	866
Transferred to interest income[1]	(382)	33	(349)	(460)	30	(430)
Balance as at end of year	(288)	(1)	(289)	629	1	630

1.      Comparative amounts have been revised to align to current year presentation.

Note 20. Derivative financial instruments (continued)

There were net gains of $2 million (2022: net losses $18 million) remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied for the Group and Parent Entity.

As disclosed in Note 26, the net loss from changes in the fair value of net investment hedges were $155 million (2022: net gain $236 million) for the Group and $97 million (2022: net gain $15 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $158 million (2022: $146 million loss) for the Group and $162 million (2022: $149 million loss) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

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

The following tables provide information regarding the determination of hedge effectiveness:

			Change in
			fair value	Change in
			of hedging	value of the		Hedge
			instrument	hedged item	Hedge	ineffectiveness
			used for	used for	ineffectiveness	recognised in
Consolidated			calculating	calculating	recognised in	non-interest
$m	Hedging instrument	Hedged risk	ineffectiveness	ineffectiveness	interest income	income
Consolidated

2023

Fair value hedges	Interest rate swap	Interest rate risk	(2,355)	2,397	42	n/a
	Cross currency swap	Interest rate risk	(12)	15	3	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(849)	898	49	n/a
	Cross currency swap	FX risk	(46)	46	-	n/a
Net investment hedges	Forward contracts	FX risk	(155)	155	n/a	-
Total			(3,417)	3,511	94	-

2022

Fair value hedges	Interest rate swap	Interest rate risk	(4,540)	4,548	8	n/a
	Cross currency swap	Interest rate risk	(1,210)	1,208	(2)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	670	(753)	(83)	n/a
	Cross currency swap	FX risk	117	(117)	-	n/a
Net investment hedges	Forward contracts	FX risk	236	(236)	n/a	-
Total			(4,727)	4,650	(77)	-
Parent Entity

2023

Fair value hedges	Interest rate swap	Interest rate risk	(2,226)	2,260	34	n/a
	Cross currency swap	Interest rate risk	(17)	18	1	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(858)	917	59	n/a
	Cross currency swap	FX risk	(2)	2	-	n/a
Net investment hedges	Forward contracts	FX risk	(97)	97	n/a	-
Total			(3,200)	3,294	94	-

2022

Fair value hedges	Interest rate swap	Interest rate risk	(4,886)	4,901	15	n/a
	Cross currency swap	Interest rate risk	(233)	230	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	294	(386)	(92)	n/a
	Cross currency swap	FX risk	50	(50)	-	n/a
Net investment hedges	Forward contracts	FX risk	15	(15)	n/a	-
Total			(4,760)	4,680	(80)	-

74 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk

Financial instruments are fundamental to the Group’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by the Group.

This note details the financial risk management policies, practices and quantitative information of the Group’s principal financial risk exposures.

		Note
Index	Note name	number
Overview	Risk management frameworks	21.1
Credit risk	Refer to Note 11 Credit risk management	11
Funding and liquidity risk The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Liquidity modelling Sources of funding Assets pledged as collateral Contractual maturity of financial liabilities Expected maturity	21.2.1 21.2.2 21.2.3 21.2.4 21.2.5
Market risk The risk of an adverse impact on the Group’s financial performance or financial position resulting from changes in market factors, such as foreign exchange rates, commodity prices and equity prices, credit spreads and interest rates. This includes interest rate risk in the banking book which is the risk of loss in earnings or economic value in the banking book as a consequence of movements in interest rates.	Value-at-Risk (VaR) Traded market risk Non-traded market risk	21.3.1 21.3.2 21.3.3
IBOR reform	Interest rate benchmark reform	21.4

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

Note 21. Risk management, funding and liquidity risk and market risk (continued)

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

●     Daily monitoring of current exposure and limit utilisation is conducted independently by Market Risk teams, which monitor market risk exposures against VaR and structural risk limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. Quarterly reports are produced for the Westpac Group Market Risk Committee (MARCO), RISKCO and the BRiskC.

●     Daily stress testing and backtesting of VaR results are performed to support model integrity and to analyse extreme or unexpected movements, and the Head of Market, Capital & Liquidity Risk has ratified an approved stress escalation framework.

●     The BRiskC has approved a framework for profit or loss escalation which considers both single day and 20 day cumulative results.

●     Treasury’s ALM unit is responsible for managing the non-traded interest rate risk including risk mitigation through hedging using derivatives. This is overseen by the Market Risk unit and reviewed by Treasury Financial Risk Committee (TRFC), MARCO, RISKCO and BRiskC. The Group ALCO provides additional oversight of non-traded market risk and alignment with Group strategy in reviewing NaR and the durations of capital and non-rate sensitive deposit hedges.

76 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (continued)

21.2  Funding and liquidity risk

21.2.1 Liquidity modelling

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

21.2.2 Sources of funding

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

A summary of the Group’s liquid asset holdings is as follows:

	Consolidated				Parent Entity
	2023		2022		2023		2022
$m	Actual	Average	Actual	Average	Actual	Average	Actual	Average
Cash	102,223	118,380	104,954	102,520	93,300	107,189	94,992	92,273
Trading securities and financial assets measured at FVIS	19,516	19,937	12,806	13,867	17,080	17,941	10,941	11,859
Investment securities	74,884	72,101	76,075	76,006	67,306	65,199	70,019	70,308
Other financial assets	97	134	223	121	95	126	218	74
Assets held for sale	-	-	-	10	-	-	-	-
Total on-balance sheet liquid assets	196,720	210,552	194,058	192,524	177,781	190,455	176,170	174,514

In addition, the Group has $65,155 million (2022: $63,712 million) and the Parent Entity has $59,418 million (2022: $58,399 million) of loans that are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand under certain circumstances. Average year-to-date balances amount to $60,083 million (2022: $63,287 million) for the Group and $54,437 million (2022: $57,195 million) for the Parent Entity.

Group’s funding composition

The Group monitors the composition and stability of its funding so that it remains within the Group's funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2023	2022
Customer deposits	66.0	65.1
Wholesale term funding with residual maturity greater than 12 months	13.8	14.5
Wholesale funding with a residual maturity less than 12 months	12.3	12.5
Equity	7.5	7.4
Securitisation	0.4	0.5
Group’s total funding	100.0	100.0

Note 21. Risk management, funding and liquidity risk and market risk (continued)

Movements in the Group’s funding composition in 2023 included:

●	Customer deposits increased by $28.1 billion in 2023 and now accounts for 66.0% of the Group’s total funding (including equity) at 30 September 2023, up from 65.1% at 30 September 2022;
●	Long-term funding with a residual maturity greater than 12 months accounted for 13.8% of the Group’s total funding at 30 September 2023. Funding from securitisation accounted for a further 0.4% of total funding. The Group raised $35.2 billion of long-term wholesale funding in 2023, leveraging the scale and diversity of its wholesale funding franchise across global capital markets;
●	Wholesale funding with a residual maturity less than 12 months accounted for 12.3% of the Group’s total funding at 30 September 2023, down from 12.5% at 30 September 2022. This portfolio, including long-term to short-term scroll, had a weighted average maturity of 149 days; and
●	Funding from equity increased by $2.6 billion in 2023 and made up 7.5% of total funding at 30 September 2023, reflecting growth in the Group’s retained earnings.

Borrowings and outstanding issuances from existing debt programs at 30 September 2023 can be found in Notes 12, 13, 14 and 19.

Funding for Lending Programme (FLP)

On 11 November 2020, the Reserve Bank of New Zealand (RBNZ) announced a stimulus through the FLP commencing in December 2020. The FLP provided funding to New Zealand banks at the prevailing OCR for a term of three years secured by high quality collateral. The size of the funding available under the FLP included an initial allocation of 4% of each bank’s eligible loans. A conditional additional allocation of up to 2% of eligible loans was also available, subject to growth in eligible loans, for a total size of up to 6% of eligible loans. The programme started on 7 December 2020 and ran until 6 December 2022. In total, the Group drew down NZ$5.0 billion which remained outstanding as at 30 September 2023.

Credit ratings

As at 30 September 2023 the Parent Entity’s credit ratings were:

2023	Short-term	Long-term	Outlook
Fitch Ratings	F1	A+	Stable
Moody’s Investors Service	P-1	Aa3	Stable
S&P Global Ratings	A-1+	AA-	Stable

78 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (continued)

21.2.3 Assets pledged as collateral

The Group and Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 15, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Cash	4,535	6,215	4,505	6,178
Cash deposit on stock borrowed	-	1	-	1
Securities (including certificates of deposit)	2,166	2,572	2,166	2,572
Securities pledged under repurchase agreements	35,075	57,902	28,968	53,480
Total amount pledged to secure liabilities	41,776	66,690	35,639	62,231

21.2.4 Contractual maturity of financial liabilities

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

Note 21. Risk management, funding and liquidity risk and market risk (continued)

Consolidated	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2023
Financial liabilities
Collateral received	3,540	-	-	-	-	3,540
Deposits and other borrowings	492,759	77,985	115,224	8,847	47	694,862
Other financial liabilities	20,374	832	16,905	2,767	5	40,883
Derivative financial instruments:
Held for trading	23,868	-	-	-	-	23,868
Held for hedging purposes (net settled)	2	10	15	25	78	130
Held for hedging purposes (gross settled):
Cash outflow	2,031	1,574	1,155	6,496	1,227	12,483
Cash inflow	(1,937)	(1,481)	(858)	(5,738)	(1,172)	(11,186)
Debt issues	5,258	13,656	39,958	102,529	18,116	179,517
Liabilities held for sale	-	-	-	-	-	-
Total financial liabilities excluding loan capital	545,895	92,576	172,399	114,926	18,301	944,097
Loan capital	18	267	815	9,416	38,430	48,946
Total undiscounted financial liabilities	545,913	92,843	173,214	124,342	56,731	993,043
Total contingent liabilities and commitments
Letters of credit and guarantees	12,447	-	-	-	-	12,447
Commitments to extend credit	193,457	-	-	-	-	193,457
Other	247	-	-	-	-	247
Total undiscounted contingent liabilities and commitments	206,151	-	-	-	-	206,151

2022
Financial liabilities
Collateral received	6,377	1	-	-	-	6,378
Deposits and other borrowings	488,854	71,531	95,092	6,772	55	662,304
Other financial liabilities	15,330	5,443	18,698	15,726	-	55,197
Derivative financial instruments:
Held for trading	38,657	-	-	-	-	38,657
Held for hedging purposes (net settled)	(27)	22	8	16	32	51
Held for hedging purposes (gross settled):
Cash outflow	912	60	367	7,885	2,449	11,673
Cash inflow	(823)	(12)	(48)	(6,785)	(2,293)	(9,961)
Debt issues	7,390	9,007	37,599	86,499	23,085	163,580
Liabilities held for sale	31	-	-	-	-	31
Total financial liabilities excluding loan capital	556,701	86,052	151,716	110,113	23,328	927,910
Loan capital	12	191	705	7,789	36,382	45,079
Total undiscounted financial liabilities	556,713	86,243	152,421	117,902	59,710	972,989
Total contingent liabilities and commitments
Letters of credit and guarantees	11,868	-	-	-	-	11,868
Commitments to extend credit	188,183	-	-	-	-	188,183
Other commitments	48	-	-	-	-	48
Total undiscounted contingent liabilities and commitments	200,099	-	-	-	-	200,099

80 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (continued)

Parent Entity	Up to	Over 1 month	Over 3 months	Over 1 year	Over
$m	1 month	to 3 months	to 1 year	to 5 years	5 years	Total
2023
Financial liabilities
Collateral received	3,257	-	-	-	-	3,257
Deposits and other borrowings	447,791	66,071	94,886	6,969	47	615,764
Other financial liabilities	19,788	832	14,977	(9)	5	35,593
Derivative financial instruments:
Held for trading	24,253	-	-	-	-	24,253
Held for hedging purposes (net settled)	2	7	12	38	68	127
Held for hedging purposes (gross settled):
Cash outflow	1,111	1,492	55	792	770	4,220
Cash inflow	(1,048)	(1,471)	(17)	(567)	(721)	(3,824)
Debt issues	4,847	12,820	33,866	86,665	17,068	155,266
Due to subsidiaries	13,921	546	2,670	12,195	48,625	77,957
Total financial liabilities excluding loan capital	513,922	80,297	146,449	106,083	65,862	912,613
Loan capital	18	249	761	9,133	36,922	47,083
Total undiscounted financial liabilities	513,940	80,546	147,210	115,216	102,784	959,696
Total contingent liabilities and commitments
Letters of credit and guarantees	11,847	-	-	-	-	11,847
Commitments to extend credit	168,719	-	-	-	-	168,719
Other	247	-	-	-	-	247
Total undiscounted contingent liabilities and commitments	180,813	-	-	-	-	180,813

2022
Financial liabilities
Collateral received	6,305	1	-	-	-	6,306
Deposits and other borrowings	443,462	61,097	79,411	5,313	55	589,338
Other financial liabilities	15,080	5,443	18,613	11,943	-	51,079
Derivative financial instruments:
Held for trading	39,161	-	-	-	-	39,161
Held for hedging purposes (net settled)	(18)	9	8	18	31	48
Held for hedging purposes (gross settled):
Cash outflow	883	7	51	838	792	2,571
Cash inflow	(823)	(2)	(17)	(599)	(684)	(2,125)
Debt issues	6,655	6,431	33,390	71,850	20,813	139,139
Due to subsidiaries	20,139	548	2,301	8,877	40,801	72,666
Total financial liabilities excluding loan capital	530,844	73,534	133,757	98,240	61,808	898,183
Loan capital	12	183	680	7,130	36,382	44,387
Total undiscounted financial liabilities	530,856	73,717	134,437	105,370	98,190	942,570
Total contingent liabilities and commitments
Letters of credit and guarantees	11,324	-	-	-	-	11,324
Commitments to extend credit	165,260	-	-	-	-	165,260
Other	48	-	-	-	-	48
Total undiscounted contingent liabilities and commitments	176,632	-	-	-	-	176,632

Note 21. Risk management, funding and liquidity risk and market risk (continued)

21.2.5 Expected maturity

The following tables present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (Note 21.2.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the following tables are equity securities classified as trading securities, investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, the Group would expect a large proportion of these balances to be retained.

	2023			2022
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	102,522	-	102,522	105,257	-	105,257
Collateral paid	4,535	-	4,535	6,216	-	6,216
Trading securities and financial assets measured at FVIS	25,046	5,461	30,507	18,421	5,911	24,332
Derivative financial instruments	18,633	2,710	21,343	22,977	18,306	41,283
Investment securities	17,221	58,105	75,326	21,023	55,442	76,465
Loans (net of provisions)	92,419	680,835	773,254	84,450	655,197	739,647
Other financial assets	6,219	-	6,219	5,626	-	5,626
Investment in associates	-	33	33	-	37	37
Assets held for sale	-	-	-	75	-	75
All other assets	901	15,134	16,035	588	14,672	15,260
Total assets	267,496	762,278	1,029,774	264,633	749,565	1,014,198
Liabilities
Collateral received	3,525	-	3,525	6,371	-	6,371
Deposits and other borrowings	679,903	8,265	688,168	652,582	6,547	659,129
Other financial liabilities	42,050	2,820	44,870	41,038	15,322	56,360
Derivative financial instruments	19,737	4,910	24,647	21,546	18,022	39,568
Debt issues	53,854	102,719	156,573	50,926	93,942	144,868
Liabilities held for sale	-	-	-	32	-	32
All other liabilities	3,090	3,186	6,276	2,513	3,594	6,107
Total liabilities excluding loan capital	802,159	121,900	924,059	775,008	137,427	912,435
Loan capital	2,770	30,406	33,176	1,143	30,111	31,254
Total liabilities	804,929	152,306	957,235	776,151	167,538	943,689
Net assets/(liabilities)	(537,433)	609,972	72,539	(511,518)	582,027	70,509

82 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (continued)

	2023			2022
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	93,466	-	93,466	95,182	-	95,182
Collateral paid	4,505	-	4,505	6,179	-	6,179
Trading securities and financial assets measured at FVIS	23,447	4,540	27,987	17,234	5,183	22,417
Derivative financial instruments	18,500	2,538	21,038	21,987	19,140	41,127
Investment securities	14,226	53,282	67,508	19,199	50,977	70,176
Loans (net of provisions)	68,391	609,630	678,021	63,526	588,191	651,717
Other financial assets	5,812	-	5,812	5,228	-	5,228
Due from subsidiaries	10,031	43,613	53,644	14,477	39,708	54,185
Investment in subsidiaries	-	8,019	8,019	-	9,790	9,790
Investment in associates	-	33	33	-	33	33
All other assets	781	12,946	13,727	535	12,692	13,227
Total assets	239,159	734,601	973,760	243,547	725,714	969,261
Liabilities
Collateral received	3,243	-	3,243	6,299	-	6,299
Deposits and other borrowings	603,816	6,541	610,357	581,577	5,168	586,745
Other financial liabilities	38,736	44	38,780	40,439	11,913	52,352
Derivative financial instruments	19,722	4,852	24,574	21,258	18,200	39,458
Debt issues	47,176	87,781	134,957	43,742	78,597	122,339
Due to subsidiaries	14,748	40,915	55,663	21,525	36,818	58,343
All other liabilities	2,464	2,863	5,327	1,983	3,225	5,208
Total liabilities excluding loan capital	729,905	142,996	872,901	716,823	153,921	870,744
Loan capital	2,770	29,315	32,085	1,143	29,591	30,734
Total liabilities	732,675	172,311	904,986	717,966	183,512	901,478
Net assets/(liabilities)	(493,516)	562,290	68,774	(474,419)	542,202	67,783

21.3  Market risk

21.3.1 Value-at-Risk

The Group uses VaR as one of the mechanisms for controlling both traded and non-traded market risk.

VaR is a statistical estimate of the potential loss in earnings over a specified period of time and to a given level of confidence based on historical market movements. The confidence level indicates the probability that the loss will not exceed the VaR estimate on any given day.

VaR seeks to take account of all material market variables that may cause a change in the value of the portfolio, including interest rates, FX rates, price changes, volatility and the correlations between these variables. Daily monitoring of current exposures and VaR and structural concentration limit utilisation is conducted independently by the Market Risk unit. These limits are supplemented by escalation triggers for material profit or loss, and stress testing of risks beyond the 99% confidence interval.

The key parameters of VaR are:

Holding period	1 day
Confidence level	99%
Period of historical data used	1 year

Note 21. Risk management, funding and liquidity risk and market risk (continued)

21.3.2 Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2023			2022			2021
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	21.8	7.2	11.0	20.2	5.0	9.2	28.7	5.1	12.9
FX risk	14.2	1.1	4.3	8.3	0.3	2.5	8.7	0.6	2.0
Equity risk	0.1	0.0	0.0	0.1	0.0	0.0	3.2	0.0	0.2
Commodity risk	3.5	0.9	2.0	4.0	1.5	2.5	7.9	0.4	1.2
Other market risks[1]	9.4	3.2	6.0	6.5	1.4	2.9	23.8	1.6	10.3
Diversification effect	n/a	n/a	(8.1)	n/a	n/a	(6.5)	n/a	n/a	(8.7)
Net market risk	31.8	8.8	15.2	21.2	5.4	10.6	41.5	5.9	17.9

1.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

21.3.3 Non-traded market risk

Non-traded market risk includes Interest Rate Risk in the Banking Book (IRRBB) – the risk to net interest income or the economic value on banking book items as a result of interest rate changes.

Net interest income (NII) sensitivity is managed using the Net interest income-at-Risk (NaR) model. The NaR model combines the underlying balance sheet data with assumptions about run-offs, new business, and expected repricing behaviour. This simulates a series of potential NII outcomes, over one to three year time horizons subject to 100 and 200 basis point shifts up and down from the current market interest rates in Australia and New Zealand.

Net interest income-at-Risk

The following table depicts potential NII outcomes assuming a worst case 100 basis point rate shock (up and down) with a 12 month time horizon (expressed as a percentage of reported NII):

	2023				2022
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	1.81	1.88	0.82	1.42	1.40	1.67	(1.90)	(1.01)
Parent Entity	1.47	1.67	0.49	1.20	1.27	1.53	(2.03)	(0.71)

Value at Risk - IRRBB

The table below depicts internal VaR for IRRBB:

	2023				2022
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	49.5	68.4	45.7	55.8	64.5	81.0	53.7	66.4

As at 30 September 2023 the Value at Risk – IRRBB for the Parent Entity was $49 million (2022: $62 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

The Group hedges its exposure to such interest rate risk using derivatives. Further details on the Group’s hedge accounting are discussed in Note 20.

The same controls used to monitor traded market risk allow management to monitor and manage IRRBB.

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

84 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (continued)

21.4 Interest rate benchmark reform (IBOR)

In recent years, financial regulators have reviewed the use of Interbank Offered Rates (IBORs) and recommended either a reform of the benchmark rate to reference market observable transactions (e.g. EURIBOR) or a transition of certain IBORs to more observable, risk-free alternative reference rates (ARR).

On 5 March 2021, the UK regulator, the Financial Conduct Authority (FCA), confirmed the transition dates for LIBORs to ARR. The cessation date for most LIBORs and the non-representative date for both GBP LIBOR and JPY LIBOR for the 1-month, 3-month and 6-month settings was 31 December 2021. The cessation date for certain settings of USD LIBOR (i.e. overnight and 12-months) and for synthetic benchmarks which use USD LIBOR in their calculation process including SGD SOR was 30 June 2023. This is also the non-representative date for USD LIBOR 1-month, 3-month and 6-month settings.

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

On initial recognition, the transaction price generally represents the fair value of the financial instrument unless there is observable information from an active market to the contrary. Where significant unobservable information is used, the difference between the transaction price and the fair value (day one profit or loss) is recognised in the income statement over the life of the instrument or when the inputs become observable.

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

86 WESTPAC GROUP 2023 ANNUAL REPORT

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

88 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy.

	2023				2022
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	4,468	26,012	27	30,507	2,039	22,275	18	24,332
Derivative financial instruments	27	21,290	26	21,343	68	41,202	13	41,283
Investment securities	5,620	67,833	441	73,894	12,634	62,263	387	75,284
Loans	-	4	15	19	-	45	27	72
Total financial assets measured at fair value on a recurring basis	10,115	115,139	509	125,763	14,741	125,785	445	140,971
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	47,220	-	47,220	-	46,331	-	46,331
Other financial liabilities[2]	1,714	10,255	-	11,969	2,006	9,319	-	11,325
Derivative financial instruments	28	24,604	15	24,647	51	39,494	23	39,568
Debt issues[3]	-	3,222	-	3,222	-	6,740	-	6,740
Total financial liabilities measured at fair value on a recurring basis	1,742	85,301	15	87,058	2,057	101,884	23	103,964
Parent Entity
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	4,395	23,566	26	27,987	1,964	20,435	18	22,417
Derivative financial instruments	27	20,985	26	21,038	68	41,046	13	41,127
Investment securities	3,490	63,767	202	67,459	10,887	59,055	157	70,099
Loans	-	4	3	7	-	45	9	54
Due from subsidiaries	-	1,159	-	1,159	-	1,966	-	1,966
Total financial assets measured at fair value on a recurring basis	7,912	109,481	257	117,650	12,919	122,547	197	135,663
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[1]	-	44,973	-	44,973	-	43,742	-	43,742
Other financial liabilities[2]	1,714	10,213	-	11,927	2,006	9,319	-	11,325
Derivative financial instruments	28	24,531	15	24,574	51	39,384	23	39,458
Debt issues[3]	-	1,852	-	1,852	-	1,905	-	1,905
Due to subsidiaries	-	1,875	-	1,875	-	1,906	-	1,906
Total financial liabilities measured at fair value on a recurring basis	1,742	83,444	15	85,201	2,057	96,256	23	98,336

1.	The contractual outstanding amount payable at maturity was $47,614 million (2022: $46,535 million) for the Group and $45,331 million (2022: $43,926 million) for the Parent Entity.
2.	The contractual outstanding amount payable at maturity for the Group is $11,970 million (2022: $11,330 million) and $11,929 million for the Parent Entity (2022: $11,330 million).
3.

The contractual outstanding amount payable at maturity was $3,772 million (2022: $7,193 million) for the Group and $2,392 million (2022: $2,302 million) for the Parent Entity. The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk was $45 million decrease (2022: $66 million decrease) for the Group and Parent Entity.

Note 22. Fair values of financial assets and financial liabilities (continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3).

	Trading
	securities and
	financial assets			Total		Total
	measured	Investment		Level 3		Level 3
$m	at FVIS	securities	Other[1]	assets	Derivatives	liabilities
Consolidated
Balance as at 30 September 2021	5	277	62	344	32	32
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(12)	(12)	(5)	(5)
OCI	-	99	-	99	-	-
Acquisitions and issues	16	65	6	87	2	2
Disposals and settlements	(3)	(54)	(15)	(72)	(2)	(2)
Transfer into or out of non-market observables	-	-	-	-	(4)	(4)
Foreign currency translation impacts	-	-	(1)	(1)	-	-
Balance as at 30 September 2022	18	387	40	445	23	23
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(9)	(9)	(7)	(7)
OCI	-	(17)	-	(17)	-	-
Acquisitions and issues	31	84	145	260	115	115
Disposals and settlements	(19)	(13)	(124)	(156)	(109)	(109)
Transfer into or out of non-market observables	(4)	-	(12)	(16)	(7)	(7)
Foreign currency translation impacts	1	-	1	2	-	-
Balance as at 30 September 2023	27	441	41	509	15	15
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2022	(1)	-	(7)	(8)	3	3
30 September 2023	(1)	-	25	24	(1)	(1)

Parent Entity
Balance as at 30 September 2021	4	75	41	120	32	32
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(12)	(12)	(5)	(5)
OCI	-	1	-	1	-	-
Acquisitions and issues	17	85	5	107	2	2
Disposals and settlements	(3)	(4)	(12)	(19)	(2)	(2)
Transfer into or out of non-market observables	-	-	-	-	(4)	(4)
Balance as at 30 September 2022	18	157	22	197	23	23
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(9)	(9)	(7)	(7)
OCI	-	(30)	-	(30)	-	-
Acquisitions and issues	30	79	144	253	115	115
Disposals and settlements	(19)	(4)	(116)	(139)	(109)	(109)
Transfer into or out of non-market observables	(4)	-	(12)	(16)	(7)	(7)
Foreign currency translation impacts	1	-	-	1	-	-
Balance as at 30 September 2023	26	202	29	257	15	15
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2022	(1)	-	(7)	(8)	3	3
30 September 2023	(1)	-	25	24	(1)	(1)

1.	Other is comprised of derivative financial assets and certain loans.

90 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (continued)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of month fair values from the month in which the event or change in circumstance that caused the transfer to occur.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both the Group and the Parent Entity as at 30 September 2023 was nil (2022: $1 million).

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

Assets and liabilities held for sale	Valuation reflects the expected sales price before transaction costs based on the terms of the sales contract.
All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

Note 22. Fair values of financial assets and financial liabilities (continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value.

		Estimated fair value
Consolidated	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2023
Financial assets not measured at fair value
Cash and balances with central banks	102,522	102,522	-	-	102,522
Collateral paid	4,535	4,535	-	-	4,535
Investment securities	1,432	-	511	921	1,432
Loans	773,235	-	-	768,890	768,890
Other financial assets	6,219	-	6,219	-	6,219
Total financial assets not measured at fair value	887,943	107,057	6,730	769,811	883,598
Financial liabilities not measured at fair value
Collateral received	3,525	3,525	-	-	3,525
Deposits and other borrowings	640,948	-	636,999	4,331	641,330
Other financial liabilities	32,901	-	32,901	-	32,901
Debt issues[1]	153,351	-	152,131	998	153,129
Loan capital[1]	33,176	-	33,512	-	33,512
Total financial liabilities not measured at fair value	863,901	3,525	855,543	5,329	864,397

2022
Financial assets not measured at fair value
Cash and balances with central banks	105,257	105,257	-	-	105,257
Collateral paid	6,216	6,216	-	-	6,216
Investment securities	1,181	-	335	844	1,179
Loans	739,575	-	-	732,511	732,511
Other financial assets	5,626	-	5,626	-	5,626
Assets held for sale	20	-	20	-	20
Total financial assets not measured at fair value	857,875	111,473	5,981	733,355	850,809
Financial liabilities not measured at fair value
Collateral received	6,371	6,371	-	-	6,371
Deposits and other borrowings	612,798	-	608,397	4,737	613,134
Other financial liabilities	45,035	-	45,035	-	45,035
Debt issues[1]	138,128	-	137,146	306	137,452
Loan capital[1]	31,254	-	30,671	-	30,671
Liabilities held for sale	31	-	31	-	31
Total financial liabilities not measured at fair value	833,617	6,371	821,280	5,043	832,694

1.The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

92 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (continued)

		Estimated fair value
Parent Entity	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2023
Financial assets not measured at fair value
Cash and balances with central banks	93,466	93,466	-	-	93,466
Collateral paid	4,505	4,505	-	-	4,505
Investment securities	49	-	-	49	49
Loans	678,014	-	-	674,713	674,713
Due from subsidiaries[1]	51,796	-	4,274	47,522	51,796
Other financial assets	5,812	-	5,812	-	5,812
Total financial assets not measured at fair value	833,642	97,971	10,086	722,284	830,341
Financial liabilities not measured at fair value
Collateral received	3,243	3,243	-	-	3,243
Deposits and other borrowings	565,384	-	564,310	1,443	565,753
Other financial liabilities	26,853	-	26,853	-	26,853
Debt issues[2]	133,105	-	133,039	-	133,039
Due to subsidiaries	53,788	-	3,408	50,380	53,788
Loan capital[2]	32,085	-	32,431	-	32,431
Total financial liabilities not measured at fair value	814,458	3,243	760,041	51,823	815,107

2022
Financial assets not measured at fair value
Cash and balances with central banks	95,182	95,182	-	-	95,182
Collateral paid	6,179	6,179	-	-	6,179
Investment securities	77	-	2	75	77
Loans	651,663	-	-	645,861	645,861
Due from subsidiaries[1]	51,403	-	8,748	42,655	51,403
Other financial assets	5,228	-	5,228	-	5,228
Total financial assets not measured at fair value	809,732	101,361	13,978	688,591	803,930
Financial liabilities not measured at fair value
Collateral received	6,299	6,299	-	-	6,299
Deposits and other borrowings	543,003	-	541,916	1,435	543,351
Other financial liabilities	41,027	-	41,027	-	41,027
Debt issues[2]	120,434	-	119,978	-	119,978
Due to subsidiaries	56,437	-	5,054	51,383	56,437
Loan capital[2]	30,734	-	30,144	-	30,144
Total financial liabilities not measured at fair value	797,934	6,299	738,119	52,818	797,236

1.	Due from subsidiaries excluded $689 million (2022: $816 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.
2.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

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

Some of the Group’s offsetting arrangements are not enforceable in all circumstances. The amounts in the tables below may not tie back to the balance sheet if there are balances which are not subject to offsetting or enforceable netting arrangements. The amounts presented in this note do not represent the credit risk exposure of the Group or Parent Entity. Refer to Note 11 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the ‘Management of risk mitigation’ section of Note 11.5.

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2023
Assets
Collateral paid[3]	11,162	(11,107)	55	-	-	-	55
Derivative financial instruments[4]	87,261	(67,752)	19,509	(13,344)	(3,417)	(53)	2,695
Reverse repurchase agreements[5]	12,054	-	12,054	-	(109)	(11,862)	83
Loans[6]	25,343	(25,301)	42	-	-	-	42
Total assets	135,820	(104,160)	31,660	(13,344)	(3,526)	(11,915)	2,875
Liabilities
Collateral received	5,131	(5,127)	4	-	-	-	4
Derivative financial instruments[4]	95,461	(73,732)	21,729	(13,364)	(4,340)	(2,166)	1,859
Repurchase agreements[7]	25,059	-	25,059	-	(19)	(25,040)	-
Deposits and other borrowings[6]	52,421	(25,301)	27,120	-	-	-	27,120
Total liabilities	178,072	(104,160)	73,912	(13,364)	(4,359)	(27,206)	28,983
2022
Assets
Collateral paid[3]	9,577	(9,564)	13	-	-	(1)	12
Derivative financial instruments[4]	102,164	(65,912)	36,252	(24,679)	(6,259)	(57)	5,257
Reverse repurchase agreements[5]	8,988	-	8,988	-	(113)	(8,838)	37
Loans[6]	28,739	(28,675)	64	-	-	-	64
Total assets	149,468	(104,151)	45,317	(24,679)	(6,372)	(8,896)	5,370
Liabilities
Collateral received	6,096	(5,737)	359	-	-	-	359
Derivative financial instruments[4]	104,644	(69,739)	34,905	(24,671)	(5,998)	(2,572)	1,664
Repurchase agreements[7]	41,257	-	41,257	-	(23)	(41,234)	-
Deposits and other borrowings[6]	55,332	(28,675)	26,657	-	-	-	26,657
Total liabilities	207,329	(104,151)	103,178	(24,671)	(6,021)	(43,806)	28,680

1.

$3,525 million (2022: $6,371 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

2.

$4,359 million (2022: $6,021 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of nil (2022: $1 million) in stock borrowing arrangements and $176 million (2022: $194 million) in futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$1,834 million (2022: $5,031 million) of derivative financial assets and $2,918 million (2022: $4,663 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 9 and part of deposits and other borrowings in Note 12.

7.	Repurchase agreements form part of other financial liabilities in Note 19.

94 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 23. Offsetting financial assets and financial liabilities (continued)

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument	Net
$m	amounts	offset	sheet	instruments	collateral[1,2]	collateral	amount
2023
Assets
Collateral paid[3]	11,162	(11,107)	55	-	-	-	55
Derivative financial instruments[4]	86,969	(67,752)	19,217	(13,334)	(3,135)	(53)	2,695
Reverse repurchase agreements[5]	12,013	-	12,013	-	(109)	(11,821)	83
Loans[6]	25,343	(25,301)	42	-	-	-	42
Total assets	135,487	(104,160)	31,327	(13,334)	(3,244)	(11,874)	2,875
Liabilities
Collateral received	5,131	(5,127)	4	-	-	-	4
Derivative financial instruments[4]	95,394	(73,732)	21,662	(13,334)	(4,310)	(2,166)	1,852
Repurchase agreements[7]	20,315	-	20,315	-	(19)	(20,296)	-
Deposits and other borrowings[6]	52,421	(25,301)	27,120	-	-	-	27,120
Total liabilities	173,261	(104,160)	69,101	(13,334)	(4,329)	(22,462)	28,976
2022
Assets
Collateral paid[3]	9,577	(9,564)	13	-	-	(1)	12
Derivative financial instruments[4]	102,014	(65,912)	36,102	(24,604)	(6,187)	(57)	5,254
Reverse repurchase agreements[5]	8,988	-	8,988	-	(113)	(8,838)	37
Loans[6]	28,739	(28,675)	64	-	-	-	64
Total assets	149,318	(104,151)	45,167	(24,604)	(6,300)	(8,896)	5,367
Liabilities
Collateral received	6,096	(5,737)	359	-	-	-	359
Derivative financial instruments[4]	104,540	(69,739)	34,801	(24,604)	(5,961)	(2,572)	1,664
Repurchase agreements[7]	37,764	-	37,764	-	(23)	(37,741)	-
Deposits and other borrowings[6]	55,332	(28,675)	26,657	-	-	-	26,657
Total liabilities	203,732	(104,151)	99,581	(24,604)	(5,984)	(40,313)	28,680

1.

$3,243 million (2022: $6,299 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

2.

$4,329 million (2022: $5,984 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of nil (2022: $1 million) in stock borrowing arrangements and $176 million (2022: $194 million) on futures margin that does not form part of this column.

3.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

4.	$1,821 million (2022: $5,025 million) of derivative financial assets and $2,912 million (2022: $4,657 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
5.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
6.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 9 and part of deposits and other borrowings in Note 12.

7.	Repurchase agreements form part of other financial liabilities in Note 19.

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

INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES

Note 24. Intangible assets

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

96 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 24. Intangible assets (continued)

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Goodwill
Balance as at beginning of year	7,393	7,599	6,253	6,241
Additions[1]	-	12	-	12
Impairment	-	(122)	-	-
Balances transferred to assets held for sale (refer to Note 37)	-	(55)	-	-
Other adjustments	26	(41)	-	-
Balance as at end of year	7,419	7,393	6,253	6,253
Computer software
Balance as at beginning of year	2,264	1,840	1,992	1,653
Additions	1,141	1,101	952	940
Impairment	(8)	(110)	(8)	(99)
Amortisation	(621)	(545)	(565)	(502)
Other adjustments	21	(22)	-	-
Balance as at end of year	2,797	2,264	2,371	1,992
Cost	8,450	8,068	7,187	6,945
Accumulated amortisation and impairment	(5,653)	(5,804)	(4,816)	(4,953)
Carrying amount	2,797	2,264	2,371	1,992
Brand names	670	670	636	636
Total intangible assets	10,886	10,327	9,260	8,881
Goodwill has been allocated to the following CGUs:
Consumer	4,829	4,829	4,484	4,484
Business	1,812	1,812	1,709	1,709
New Zealand	489	463	-	-
Specialist Businesses[2]	289	289	60	60
Total goodwill	7,419	7,393	6,253	6,253

1.	Related to the acquisition of MoneyBrilliant Pty Ltd.
2.	The Specialist Businesses segment comprises individual CGUs (Platforms and Investments) to which goodwill has been allocated. The carrying amount of goodwill allocated to these individual CGUs is not significant compared to the total Group goodwill.

In addition, brand names of $670 million for the Group have been allocated as $382 million to Consumer, $286 million to Business and $2 million to Specialist Businesses as at 30 September 2023 and 30 September 2022. Brand names of $636 million for the Parent Entity have been allocated as $350 million to Consumer and $286 million to Business as at 30 September 2023 and 30 September 2022.

Note 24. Intangible assets (continued)

Impairment testing and results

Impairment testing is performed at least once a year, or whenever there is an indication of impairment, by comparing the recoverable amount of each CGU with the carrying amount. For assets other than goodwill management also assess whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. The primary test for recoverable amount is determined based on value-in-use which refers to the present value of expected cash flows under its current use. Fair value less costs to sell is also considered for those CGUs where value-in-use is lower than carrying value. In the current year, this was not required to be considered.

In the prior year, a write-down of assets relating to the superannuation business was made in preparation for its exit. This included the write-off of all goodwill attributable to the business of $122 million as it was not expected to be recoverable.

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

	Discount rate		Cash flows
	Post-tax rate/Pre-tax rate		Forecast period/terminal growth rate
	2023	2022	2023	2022
Australian CGUs[1]	9% / 11.8%-12.1%	9% / 11.6%-13.0%	3 years / 2%	3 years / 2%
New Zealand	9% / 11.5%-12.0%	9% / 11.5%-11.7%	3 years / 2%	3 years / 2%

1.	Australian CGUs include Consumer, Business and Specialist Businesses.

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

98 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments

Accounting policy

Provisions

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated.

Employee benefits – long service leave provision

Long service leave is granted to certain employees in Australia and New Zealand. The provision is calculated based on the expected payments. When payments are expected to be more than one year in the future, the provision is discounted to present value using assumptions for expected employee service, utilisation and average salary increases.

Employee benefits – annual leave and other employee benefits provision

The provision for annual leave and other employee benefits (including wages and salaries, inclusive of non-monetary benefits, and any associated on-costs (e.g. payroll tax)) is calculated based on expected payments.

Provision for ECL on credit commitments

The Group is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for ECL is calculated using the methodology described in Note 10.

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

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

		Annual
		leave	Litigation	Provision for			Compliance,
	Long	and other	and non-	ECL	Lease	Restructuring	regulation and
	service	employee	lending	on credit	restoration	and other	remediation
$m	leave	benefits	losses	commitments	obligations	provisions	provisions	Total
Consolidated
Balance as at 30 September 2022	450	922	83	419	208	355	513	2,950
Additions	86	1,080	63	85	13	317	236	1,880
Utilisation	(54)	(1,066)	(65)	-	(32)	(248)	(343)	(1,808)
Reversal of unutilised provisions	(18)	(3)	(9)	(7)	(6)	(82)	(120)	(245)
Balance as at 30 September 2023	464	933	72	497	183	342	286	2,777
Parent Entity
Balance as at 30 September 2022	440	845	82	384	179	340	435	2,705
Additions	83	1,023	62	77	13	314	223	1,795
Utilisation	(52)	(1,021)	(65)	-	(32)	(244)	(322)	(1,736)
Reversal of unutilised provisions	(18)	(3)	(9)	(7)	-	(81)	(103)	(221)
Balance as at 30 September 2023	453	844	70	454	160	329	233	2,543

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2023:

●	$23 million (2022: $23 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
●	$8 million (2022: $7 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
●	$8 million (2022: $7 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
●	$2 million (2022: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
●	$nil (2022: $nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
●	$nil (2022: $nil) based on an actuarial assessment as a self-insurer under the Return to Work Act 1986 (Northern Territory);
●	$1 million (2022: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
●	$1 million (2022: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Appropriate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

100 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Provisions

Compliance, regulation and remediation provisions

Provisions for compliance, regulation and remediation include estimates of:

●	Customer refunds associated with matters of potential historical misconduct;
●	Costs of completing remediation programs; and
●	Potential non-lending losses and costs connected with certain litigation and regulatory investigations.

Customer refunds and program costs

Primary drivers for the addition to the provision during the year include additional estimated refunds to institutional, business and superannuation customers and is inclusive of estimated program costs.

It is possible that the final outcome could be below or above the provision, if the actual outcome differs from the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Certain litigation

As at 30 September 2023, the Group held provisions in respect of potential non-lending losses and costs connected with certain litigation, including:

●	Civil penalty proceedings commenced by ASIC against Westpac on 4 September 2023, alleging contraventions under the National Credit Code (Credit Code) and National Consumer Credit Protection Act 2009 (Cth). The proceedings relate to alleged system and operational failures in which ASIC says that Westpac did not respond to 435 online hardship applications between 2015 and 2023 within the time-frames required under the Credit Code. Once identified, Westpac self-reported the incidents to ASIC and is undertaking remediation. ASIC also alleges that Westpac failed to do all things necessary to ensure that credit activities were engaged in efficiently, honestly and fairly;
●	Civil proceedings filed by ASIC against Westpac on 5 May 2021, alleging that it had engaged in insider trading and unconscionable conduct and failed to comply with its Australian financial services licence obligations. The allegations relate to interest rate hedging activity by Westpac on 20 October 2016 connected to an interest rate swap it executed relating to the 2016 Ausgrid privatisation transaction. A hearing date for this matter has been set down for 18 March 2024; and
●	A class action commenced against Westpac and St.George Finance Limited (SGF) on 15 July 2020, in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of three class actions commenced against a number of lenders in the auto finance industry. It is alleged that Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Westpac and SGF are defending the proceedings. Westpac no longer pays flex commissions following an industry wide ban issued by ASIC on 1 November 2018.

There remains uncertainty as to the expense that may be associated with these matters, including the approach that the relevant counterparty or Courts may take in relation to the matter, and the Court’s assessment of applicable fines, penalties, loss or damages. It is possible that the actual aggregate expense to Westpac associated with a Court determined resolution of these matters may be higher or lower than the provision.

Over the financial year ended 30 September 2023, the Group held a provision in respect of potential non-lending losses and costs connected with a class action against Westpac Banking Corporation and two former subsidiaries, Westpac General Insurance Limited (now known as Allianz Australia General Insurance Limited) and Westpac Life Insurance Services Limited (now known as TAL Life Insurance Services Limited) in relation to Westpac’s sale of consumer credit insurance products to customers. Over the course of this financial year, the class action was settled and the proposed settlement was approved by the Federal Court of Australia. As at 30 September 2023, no provision remains in relation to this matter.

Certain of the entities mentioned above are no longer part of the Group following the sale of those entities. Westpac has provided warranties and indemnities to the acquirer for certain pre-completion matters, conduct and risks.

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Restructuring provisions

The Group carries restructuring provisions for committed business restructures and branch closures. The provisions held primarily relate to separation costs and redundancies. The additions in the current year mostly relates to an organisational restructure that resulted in the removal of approximately 1,300 roles, the impairment of property, branch closure, and business sales entered into or completed during the year. Refer to Note 37 for further details of businesses sold.

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

Regulatory investigations, reviews and inquiries

Domestic regulators, statutory authorities and other bodies such as ASIC, ACCC, APRA, AUSTRAC, BCCC, AFCA, the OAIC, the ATO and the Fair Work Ombudsman, as well as certain international regulators and other bodies such as the Reserve Bank of New Zealand, SEC, FINRA, Financial Markets Authority and Commerce Commission in New Zealand, and BPNG and its Financial Analysis & Supervision Unit, from time to time conduct investigations, reviews or inquiries (some of which may be industry wide), covering a range of matters (including potential contraventions and non-compliance) that involve, or may in the future, involve the Group.

These currently include:

●	Engagement with regulators in relation to RAMS, including an investigation by ASIC in relation to RAMS Financial Group Pty Limited (RFG) and their representatives in connection with the provision of home loan products, Westpac’s oversight of RFG, and breach reporting; and
●	Regulatory investigations, reviews or inquiries into other areas such as risk governance, employee entitlements, AML/CTF processes and procedures, tax common reporting standards, prudential standards compliance, compliance with industry codes, problem loan management, hardship processes, collections processes, retail deposit pricing, and design and distribution obligations.

It is uncertain what (if any) actions will result following the conclusion of these investigations or matters. No provisions have yet been made in relation to any financial liability that might arise in the event proceedings are pursued in relation to the matters outlined above, as any potential future liability of that kind cannot be reliably estimated at this time.

Such investigations, reviews or inquiries have previously resulted, and may in the future result in litigation (including class action proceedings and criminal proceedings), significant fines and penalties, infringement notices, enforcement action including enforceable undertakings, requirement to undertake a review, referral to the relevant Commonwealth or State Director of Public Prosecutions for consideration for criminal prosecution, imposition of capital or liquidity requirements, licence revocation, suspension or variation, customer remediation or other sanctions or action being taken by regulators or other parties. Investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties. Prior penalties and contraventions by Westpac in relation to similar issues can also affect penalties that may be imposed.

102 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Litigation

There are ongoing Court proceedings, claims and possible claims (including one possible class action) against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below. As at 30 September 2023, no provision is held for potential losses that may arise in relation to the matters below.

Class actions

In addition to the class action litigation noted under Provisions, above:

●	On 5 October 2023 a class action was commenced in the Federal Court of Australia against BT Funds Management Limited (BTFM), Westpac Securities Administration Limited (WSAL) and Westpac Life Insurance Services Limited (now known as TAL Life Insurance Services Limited) (WLIS), a former Group subsidiary. The class action is brought on behalf of superannuation fund members in the period October 2017 to April 2023 and relates to group insurance policies placed by BTFM and WSAL (as superannuation trustees) with WLIS. It is alleged that BTFM and WSAL failed to adhere to a number of obligations owed as superannuation trustees (including under the Superannuation Industry (Supervision) Act 1993 (Cth)), and that WLIS was knowingly concerned with the alleged contraventions. The quantum of the claim is unspecified. The proceedings are being defended.
●	Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which were the subject of the AUSTRAC civil proceedings. The damages sought on behalf of members of the class have not yet been specified. However, in the course of a procedural hearing in August 2022, the applicant indicated that a preliminary estimate of the losses that may be alleged in respect of a subset of potential group members exceeded $1 billion. While it remains unclear how the applicant will ultimately formulate their estimate of alleged damages claimed on behalf of group members, it is possible that the claim may be higher (or lower) than the amount referred to above. Given the time period and the nature of the claims alleged to be in question, along with the reduction in our market capitalisation at the time of the commencement of the AUSTRAC civil proceedings, it is likely that any total alleged damages (when, and if, ultimately articulated by the applicant) will be significant. Westpac continues to deny both that its disclosure was inappropriate and, as such, that any group member has incurred damage.
●	The class action against BTFM and WLIS (a former Group subsidiary, now known as TAL Life Insurance Services Limited) (together referred to as ‘the respondents’), in relation to aspects of BTFM’s BT Super for Life former cash investment option, has settled pending approval of the Federal Court of Australia. In December 2022, the respondents paid the agreed settlement amount to a trust account held by the solicitors for the applicant, so no provision remains. As at the date of this Report, the proposed settlement has not yet been approved by the Court. Consequently, there remains some uncertainty in respect of the settlement and the actual aggregate expense to Westpac associated with this matter.

Certain of the entities mentioned above are no longer part of the Group following the sale of those entities. Westpac has provided warranties and indemnities to the acquirer for certain pre-completion matters, conduct and risks.

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve issues that have the potential to impact our customers, employees, other stakeholders and reputation. These internal reviews continue to identify issues in respect of which we are taking, or will take, steps to put things right, including so that our customers and employees (as applicable) are not disadvantaged from certain past practices, including by making compensation/ remediation payments and providing refunds where appropriate. These issues include, among other things, processes in relation to employee entitlements; compliance with lending obligations (including responsible lending); conflicts of interest; regulatory reporting; oversight and supervision; sufficiency of training, policies, processes and procedures; AML/ CTF processes and procedures; product disclosure; destruction and retention of personal information; and impacts from inadequate product governance, including the way some product terms and conditions are operationalised. In relation to our New Zealand business, these issues include compliance with the requirements of the New Zealand Credit Contracts and Consumer Finance Act 2003.

In addition, Westpac is currently addressing uplift required in relation to its compliance with the Common Reporting Standard.

By undertaking these reviews, we can also improve our processes and controls, including those of our contractors, agents, and authorised credit representatives. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Even where Westpac has remediated or compensated customers, employees or issues, there can still be the risk of regulators challenging the basis, scope or pace of remediation, taking enforcement action (including enforceable undertakings and contrition payments), or imposing fines/penalties or other sanctions, including civil or criminal prosecutions. Contingent liabilities may exist in respect of actual or potential claims or proceedings (which could be brought by customers, employees/unions, regulators or criminal prosecutors), compensation/remediation payments and/or refunds identified as part of these reviews.

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

Australian Financial Complaints Authority

Contingent liabilities also exist in relation to customer complaints brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds.

The Compensation Scheme of Last Resort (CSLR) was approved by the Australian Parliament in June 2023. The CSLR will facilitate the payment of up to $150,000 in compensation to eligible consumers who have received an AFCA determination awarding compensation in relation to certain complaints. The CSLR will be funded by levies imposed on parts of the financial services industry, including Westpac. Under the scheme a special levy may be imposed at the Government's discretion. A contingent liability exists in relation to this.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS), the Australian Government provides depositors a free guarantee of deposits of up to and including $250,000, per account holder for protected accounts in an eligible ADI. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI or a statutory manager (under the Banking Act 1958 (Cth)) is in control of the ADI’s business, and the responsible Australian Government minister has declared that the FCS applies to the ADI.

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

Exposures to third parties relating to divested businesses

The Group has potential exposures relating to warranties, indemnities and other commitments it has provided to third parties in connection with various divestments of businesses and assets. The warranties, indemnities and other commitments cover a range of matters, conduct and risks, including certain compliance, regulatory investigations and litigation matters outlined in this Note 25. We have made payments under these indemnities and are in discussions with one or more parties in relation to potential claims under these arrangements.

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

The Group continues to assess these and other taxation matters arising in Australia and elsewhere.

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

Parent entity guarantees and undertakings to subsidiaries

Consistent with 2022, Westpac Banking Corporation, as the parent entity of the Group, makes the following guarantees and undertakings to its subsidiaries:

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

104 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

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

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Notes 11 and 21 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Undrawn credit commitments
Letters of credit and guarantees[1]	12,447	11,868	11,847	11,324
Commitments to extend credit[2]	193,457	188,183	168,719	165,260
Other	247	48	247	48
Total undrawn credit commitments	206,151	200,099	180,813	176,632

1.

Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2.

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, $8.8 billion (2022: $8.6 billion) for the Group and $7.9 billion (2022: $7.7 billion) for the Parent Entity of credit exposures were offered and accepted but still revocable. These represent part of Westpac Group’s maximum credit exposure to credit risk.

CAPITAL AND DIVIDENDS

Note 26. Shareholders’ equity

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

Debt securities at FVOCI reserve

This reserve comprises the changes in fair value of debt securities measured at FVOCI (except for interest income, impairment charges and FX gains and losses which are recognised in the income statement), net of any related hedge accounting adjustments and tax. These changes are transferred to the income statement when the asset is disposed.

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

106 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 26. Shareholders’ equity (continued)

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Share capital
Ordinary share capital, fully paid	39,826	39,666	39,826	39,666
Treasury shares[1]	(702)	(655)	(760)	(713)
Total share capital	39,124	39,011	39,066	38,953
NCI	44	57	-	-

1.	2023: 5,249,663 unvested RSP and EIP treasury shares held (2022: 5,086,660).

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2023	2022
Opening balance	3,501,127,694	3,668,591,808
Dividend reinvestment plan[2]	7,949,266	-
Issued shares for the year	7,949,266	-
Off-market share buy-back[3]	-	(167,464,114)
Closing balance	3,509,076,960	3,501,127,694

2.	DRP participants received shares at an average price per share of $23.86 for the 2022 final dividend, which increased share capital by $192 million, including related issuance costs of $2m.

The DRP for the 2022 interim dividend and 2021 final dividend did not impact the number of ordinary shares on issue as Westpac arranged for the purchase of the shares from the market to satisfy the DRP. These DRP resulted in the transfer to DRP participants:

- 2022 interim dividend: 9,971,443 ordinary shares at an average price of $23.96; and

- 2021 final dividend: 10,286,188 ordinary shares at an average price per share of $22.34.

3.

In 2022, the Group completed a $3.5 billion off-market share buy-back of 167,464,114 Westpac ordinary share at $20.90 which included a fully franked dividend component of $9.56 per share ($1,601 million) and a capital component of $11.34 per share ($1,902 million including transaction costs). The shares bought back were subsequently cancelled.

Ordinary shares purchased on-market

	2023
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	1,156,722	23.79
RSP[4]	2,061,377	23.40
Westpac Performance Plan (WPP) - share rights exercised	182,624	22.70
Total number of ordinary shares purchased on market	3,400,723	-

4.	Ordinary shares allocated to employees under the RSP and EIP are classified as treasury shares until the shares vest.

For details of the share-based payment arrangements refer to Note 31.

Note 26. Shareholders’ equity (continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Debt securities at FVOCI reserve
Balance as at beginning of year	62	443	313	499
Net gains/(losses) from changes in fair value	(187)	(329)	(179)	(47)
Income tax effect	59	88	53	12
Transferred to income statements	(125)	(254)	(125)	(254)
Income tax effect	39	78	39	78
Loss allowance on debt securities measured at FVOCI	1	(2)	1	(2)
Other	(14)	38	1	27
Balance as at end of year	(165)	62	103	313
Equity securities at FVOCI reserve
Balance as at beginning of year	136	44	5	(2)
Net gains/(losses) from changes in fair value	(19)	92	(29)	7
Income tax effect	9	-	9	-
Balance as at end of year	126	136	(15)	5
Share-based payment reserve
Balance as at beginning of year	1,893	1,806	1,784	1,697
Share-based payment expense	90	87	90	87
Balance as at end of year	1,983	1,893	1,874	1,784
Cash flow hedge reserve[1]
Balance as at beginning of year	813	196	440	135
Net gains/(losses) from changes in fair value	(635)	1,107	(570)	866
Income tax effect	189	(328)	171	(261)
Transferred to income statements	(309)	(237)	(349)	(430)
Income tax effect	94	75	105	130
Balance as at end of year	152	813	(203)	440
Foreign currency translation reserve
Balance as at beginning of year	(505)	(241)	(195)	(222)
Exchange differences on translation of foreign operations	522	(500)	151	12
Gains/(losses) on net investment hedges	(155)	236	(97)	15
Balance as at end of year	(138)	(505)	(141)	(195)
Other reserves
Balance as at beginning of year	(21)	(21)	41	41
Transactions with owners	(2)	-	-	-
Balance as at end of year	(23)	(21)	41	41
Total reserves	1,935	2,378	1,659	2,388

1.	Comparative amounts have been revised to align to current year presentation.

108 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Capital adequacy

APRA is the prudential regulator of ADI’s including Westpac. APRA measures an ADI’s regulatory capital using the following measures:

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

Tier 1 Capital

The sum of CET1 and AT1 Capital. AT1 Capital comprises high quality components of capital that consists of certain securities not included in CET1, but which include loss absorbing characteristics. AT1 instruments convert into equity and absorb losses when certain triggers are met.

Total Regulatory Capital

The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses when certain triggers are met.

Leverage ratio

The Leverage ratio is calculated as Tier 1 Capital divided by the Exposure Measure, where the Exposure Measures consists of on balance sheet items, derivatives exposure, securities financing transaction (SFT) exposures and non- market related off balance sheet exposures.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain minimum Prudential Capital Requirements (PCRs) being:

●	CET1 Ratio of at least 4.5%;
●	Tier 1 Capital Ratio of at least 6.0%; and
●	Total Capital Ratio of at least 8.0%.

APRA may also require ADIs, including Westpac, to meet PCRs above the industry PCRs. APRA does not allow the PCRs for individual ADIs to be disclosed. APRA also requires ADIs to hold additional CET1 buffers comprising of:

●	A capital conservation buffer of 4.75% that includes a 1% surcharge for ADIs designated by APRA as D-SIBs. APRA has determined that Westpac is a D-SIB; and
●	Countercyclical capital buffer of 1.0%. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to the default of 1.0% for Australian exposures, however this may be varied by APRA in the range of 0% to 3.5%.

Collectively, the above buffers are referred to as the “Capital Buffer”. Should the CET1 capital ratio fall within the capital buffer range, restrictions on the distribution of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, AT1 Capital distributions and discretionary staff bonuses.

The Total CET1 Requirement for Westpac is at least 10.25%, (based on an industry minimum CET1 requirement of 4.5% plus a Capital Buffer of at least 5.75% applicable to D-SIBs), the Tier 1 Ratio requirement is at least 11.75% and the Total Capital Ratio requirement is at least 13.75%1.

In addition, APRA’s capital framework also requires an ADI to maintain a minimum leverage ratio of 3.5%. APRA may also vary the minimum leverage ratio for an individual ADI.

Capital management strategy

Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP). Key features include:

●	The development of a capital management strategy, including consideration of regulatory capital minimums, capital buffers and contingency plans;
●	Consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
●	A stress testing framework that challenges the capital measures, coverage and capital requirements including the impact of adverse economic scenarios.

The Board has determined that Westpac will target a CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

1.	Noting that APRA may apply higher requirements for an individual ADI.

Note 28. Dividends

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 72 cents per share (2022: 64 cents, 2021: 60 cents) all fully franked at 30%	2,527	2,241	2,201	2,527	2,241
Total dividends not recognised at year end	2,527	2,241	2,201	2,527	2,241

The Board has determined a final fully franked dividend of 72 cents per share, to be paid on 19 December 2023 to shareholders on the register at the record date of 10 November 2023.

Shareholders can choose to receive their dividends as cash or reinvest their dividend in additional shares under the Dividend Reinvestment Plan.

The Board has determined to issue shares to satisfy the Dividend Reinvestment Plan (DRP) for the 2023 final ordinary dividend. The market price used to determine the number of shares issued under the DRP will be set over the 15 trading days commencing 15 November 2023, with no discount applied.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits available to the Parent Entity for subsequent years are $3,520 million (2022: $3,298 million, 2021: $3,857 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2023 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.07 (2022: NZ$0.08, 2021: NZ$0.07) per share will be attached to the proposed 2023 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$557 million (2022: NZ$678 million, 2021: NZ$820 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

110 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

GROUP STRUCTURE

Note 29. Investments in subsidiaries and associates

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
Associates

Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. The Group accounts for associates using the equity method. The investments are initially recognised at cost (except where recognised at fair value due to a loss of control of a subsidiary), and increased (or decreased) each year by the Group’s share of the associate’s profit (or loss). Dividends received from the associate reduce the investment in the associate.

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

The following table includes the material controlled entities of the Group as at 30 September 2023.

	Country of		Country of
Name	incorporation	Name	incorporation
Asgard Capital Management Limited	Australia	Westpac Equity Holdings Pty Limited	Australia
BT Funds Management Limited	Australia	Westpac Financial Services Group Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Crusade Trust No.2P of 2008	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2022-1P WST Trust	Australia	Westpac NZ Covered Bond Limited[1]	New Zealand
St.George Finance Holdings Ltd	Australia	Westpac NZ Securitisation Limited[1]	New Zealand
Westpac Term PIE Fund	New Zealand	Westpac Securities NZ Limited	New Zealand
Westpac Covered Bond Trust	Australia	Westpac Bank-PNG-Limited	Papua New Guinea

1.	The Group indirectly owns 19% of Westpac NZ Covered Bond Limited (WNZCBL) and Westpac NZ Securitisation Limited (WNZSL), however, due to contractual and structural arrangements both WNZCBL and WNZSL are considered to be controlled entities within the Group.

The following controlled entities have been granted relief from compliance with the balance date synchronisation pro-visions in the Corporations Act 2001: Westpac Cash PIE Fund; Westpac Notice Saver PIE Fund; and Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2023	2022
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

Note 29. Investments in subsidiaries and associates (continued)

Non-controlling interests

Details of the balance of NCIs are set out in Note 26. There are no NCIs that are material to the Group.

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

Changes in ownership of subsidiaries

Businesses acquired during the year ended 30 September 2023

No businesses were acquired in 2023.

Businesses disposed during the year ended 30 September 2023

Westpac sold its interest in Advance Asset Management Limited on 31 March 2023.

Refer to Notes 35 and 37 for further details of businesses disposed in 2023.

Businesses acquired during the year ended 30 September 2022

During 2022, Westpac acquired MoneyBrilliant Pty Ltd (100% interest) on 13 December 2021.

Businesses disposed during the year ended 30 September 2022

Westpac sold its interest in the following businesses during the year:

●	Westpac Life-NZ- Limited (sold on 28 February 2022);
●	Westpac Motor Vehicle Dealer Finance and Novated Leasing business (sold on 24 March 2022); and
●	Westpac Life Insurance Services Limited (sold on 1 August 2022).

Businesses disposed during the year ended 30 September 2021

Westpac sold its interest in the following businesses during the year:

●	Westpac General Insurance Limited (sold on 1 July 2021);
●	Westpac General Insurance Services Limited (sold on 1 July 2021);
●	Westpac Vendor Finance business (sold on 31 July 2021); and
●	Westpac Lenders Mortgage Insurance Limited (sold on 31 August 2021).

112 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 30. Structured entities

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

Structured entities are classified as subsidiaries and consolidated if they meet the definition in Note 29. If the Group does not control a structured entity then it will not be consolidated.

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

Refer to Note 15 for further details.

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

Note 30. Structured entities (continued)

The following tables show the Group’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

●	For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value.
●	For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

	Investment in
	third party
	mortgage and			Interest
	other	Financing to	Group	in other
Consolidated	asset-backed	securitisation	managed	structured
$m	securities[1]	vehicles	funds	entities	Total
2023
Assets
Trading securities and financial assets measured at FVIS	1,436	-	2	1,989	3,427
Investment securities	6,538	-	-	-	6,538
Loans	-	26,176	-	22,439	48,615
Other financial assets	1	-	54	-	55
Assets held for sale	-	-	-	-	-
Total on-balance sheet exposures	7,975	26,176	56	24,428	58,635
Total notional amounts of off-balance sheet exposures	-	9,269	-	7,930	17,199
Maximum exposure to loss	7,975	35,445	56	32,358	75,834
Size of structured entities[2]	71,193	35,445	16,352	49,943	172,933

2022
Assets
Trading securities and financial assets measured at FVIS[3]	2,467	-	1	100	2,568
Investment securities	4,996	-	-	-	4,996
Loans[3]	-	28,852	-	22,767	51,619
Other financial assets	1	-	67	-	68
Assets held for sale	-	-	20	-	20
Total on-balance sheet exposures	7,464	28,852	88	22,867	59,271
Total notional amounts of off-balance sheet exposures[3]	-	7,051	14	7,411	14,476
Maximum exposure to loss[3]	7,464	35,903	102	30,278	73,747
Size of structured entities[2,3]	69,883	35,903	65,602	45,440	216,828

1.	The Group’s interests in third-party mortgages and other asset-backed securities are senior tranches of notes and are investment grade rated.
2.

Represents either the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

3.	Comparative amounts have been revised to align to current year presentation.

Non-contractual financial support

The Group does not provide non-contractual financial support to these unconsolidated structured entities.

114 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

OTHER

Note 31. Share-based payments

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

Up to 1 January 2023 share rights were issued under the Westpac Long Term Variable Reward Plan (LTVR) and Westpac Performance Plan (WPP). From 1 January 2023 share rights are issued under the Equity Incentive Plan (EIP). Refer below for further details.

Restricted shares

Restricted shares are accounted for as an equity-settled arrangement. The fair value of shares allocated to employees for nil consideration is recognised as an expense over the vesting period with a corresponding increase in the share-based payments reserve in equity. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Up to 1 January 2023 restricted shares were issued under the Restricted Share Plan (RSP). From 1 January 2023 restricted shares will be issued under the Equity Incentive Plan (EIP). Refer below for further details.

Equity incentive plan (EIP)

The Equity Incentive Plan (EIP) was introduced effective 1 January 2023 and is a consolidated plan that has replaced the RSP, WPP & LTVR plans. Existing allocations under the RSP, WPP and LTVR will continue to be governed by their respective plan rules, however, all grants from 1 January 2023 will be made under the EIP. Securities issued under the EIP include restricted shares, non-performance share rights and performance share rights. The underlying terms of the EIP are similar to RSP, WPP & LTVR and are accounted for as equity-settled arrangements in line with the Share rights and Restricted Shares specified above.

In respect of the above mentioned plans, the Board has discretion to adjust unvested allocations, including to zero, in specified circumstances. Clawback may also apply to vested awards, to the extent legally permissible and practicable.

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

Note 31. Share-based payments (continued)

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)/ EIP – Performance Share Rights	Westpac Performance Plan (WPP)/ EIP - Non-performance Share Rights	Restricted Share Plan (RSP)/ EIP - Restricted Shares	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost).	Share rights (allocated at no cost).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountabilitfvy with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term variable reward for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees and for mandatory deferral of a portion of short-term variable reward for certain Australian employees and some other offshore jurisdictions.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price	Nil	Nil	n/a	n/a
Performance hurdles[1]	Awards from 2020 onwards: relative Total Shareholder Return (TSR) over a four-year performance period.	None	None	None

For the 2019 awards: TSR over a four-year performance period and average cash Return on Equity (cash ROE) over a three-year performance period plus one-year holding lock, each applying to half of the award.

Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)	4 years[2]	Defined period set out at time of grant[2].	Defined period set out at time of grant.	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Vested shares are released from the RSP at the end of the vesting period.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?	No	No	Yes	Yes

1.

The Board has discretion to adjust the number of restricted shares, non-performance share rights, and performance share rights downwards, including to zero, in specified circumstances including serious misconduct, if serious circumstances or new information come to light which mean that in the Board’s view all or part of the award was not appropriate, or where required by law or prudential standards. The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable. Clawback may also apply to vested LTVR, to the extent legally permissible and practicable.

2.	Vested share rights granted after July 2015 may be exercised up to a maximum of 15 years (generally 10 years for NZ) from their commencement date.

116 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 31. Share-based payments (continued)

Each share-based payment scheme is quantified below.

(i)	Westpac Equity Incentive Plan (EIP) - Non-performance Share Rights

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2023
Share rights
One-year vesting period	-	4,252	-	-	4,252	-
Two-year vesting period	-	7,714	-	-	7,714	-
Three-year vesting period	-	2,862	-	-	2,862	-
Four-year vesting period	-	9,870	-	-	9,870	-
Total share rights	-	24,698	-	-	24,698	-
Weighted average remaining contractual life	N/A				10.6 years
2022
Share rights	-	-	-	-	-	-

The weighted average fair value at grant date of EIP share rights issued during the year was $19.52.

There have been no performance share rights issued under the EIP in the year ending 30 September 2023.

(ii)	Westpac Long-Term Variable Reward Plan (LTVR)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2023
Share rights	3,777,179	1,054,449	-	802,656	4,028,972	-
Weighted average remaining contractual life	12.7 years				12.6 years

2022
Share rights	3,659,830	958,012	2,148	838,515	3,777,179	-

The weighted average fair value at grant date of LTVR share rights issued during the year was $11.90 (2022: $5.98).

(iii)	Westpac Performance Plan (WPP)

	Outstanding					Outstanding
	as at beginning	Granted during	Exercised	Lapsed during	Outstanding as at	and exercisable
	of year	the year	during the year	the year	end of year	as at end of year
2023
Share rights
One-year vesting period	108,131	89,583	52,230	8,963	136,521	48,277
Two-year vesting period	153,150	64,101	36,051	7,554	173,646	38,892
Three-year vesting period	45,250	20,213	11,302	3,993	50,168	13,134
Four-year vesting period	482,263	69,824	83,041	40,843	428,203	-
Five-year vesting period	-	8,585	-	1,658	6,927	-
Six-year vesting period	-	6,576	-	-	6,576	-
Seven-year vesting period	-	6,977	-	-	6,977	-
Total share rights	788,794	265,859	182,624	63,011	809,018	100,303
Weighted average remaining contractual life	12.2 years				12.2 years

2022
Share rights	866,571	264,794	233,438	109,133	788,794	105,284

The weighted average fair value at grant date of WPP share rights issued during the year was $20.81 (2022: $19.12).

Note 31. Share-based payments (continued)

(iv)	Westpac Equity Incentive Plan (EIP) - Restricted Shares

	Outstanding				Outstanding
	as at beginning	Granted during		Forfeited	as at end
Allocation date	of year	the year	Released	during the year	of year
2023	-	313,599	2,950	-	310,649
2022	-	-	-	-	-

The weighted average fair value at grant date of EIP restricted shares issued during the year was $22.23.

(v)	Restricted Share Plan (RSP)

	Outstanding				Outstanding
	as at beginning	Granted during		Forfeited	as at end
Allocation date	of year	the year	Released	during the year	of year
2023	5,036,346	1,908,170	1,845,884	182,286	4,916,346
2022	4,315,075	2,515,846	1,588,240	206,335	5,036,346

The weighted average fair value at grant date of RSP shares issued during the year was $23.50 (2022: $21.27).

(vi)Employee Share Plan (ESP)

			Average
			number
			of shares	Total number
	Allocation	Number of	allocated per	of shares	Market	Total
	date	participants	participant	allocated	price per share[1]	fair value
2023	24 November 2022	27,541	42	1,156,722	$23.75	$27,472,148
2022	19 November 2021	28,093	44	1,236,092	$22.59	$27,923,318

1.      The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

The 2022 ESP award was satisfied through the purchase of shares on-market.

The liability accrued for the ESP at 30 September 2023 was $28 million (2022: $28 million) and was provided for as other employee benefits.

(vii)  Other plans

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

(viii)  Fair value assumptions

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

Other significant assumptions include:

●	Risk-free rates of return of 3.1% applied to TSR-hurdled grants;
●	The dividend yield on Westpac shares applied to TSR and ROE-hurdled grants was 5.5% for those issued under the LTVR and 6.0% for those issued under the EIP;
●	Volatility in Westpac’s TSR of 25%, applied to TSR-hurdled grants; and
●	Volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

118 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Superannuation commitments

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

Westpac had the following defined benefit plans at 30 September 2023:

Date of last actuarial assessment of
Name of plan	Type	Form of benefit	the funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2021
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2020[1]
Westpac Banking Corporation UK	Defined benefit	Indexed pension and lump sum	5 April 2021
Staff Superannuation Scheme (UKSS)
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

1.      The 2023 final actuarial assessment of the funding status for WNZS will be available by January 2024.

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

The defined benefit schemes expose the Group to the following risks:

●	Discount rate – reductions in the discount rate would increase the present value of the future payments;
●	Inflation rate – increases in the inflation rate would increase the payments to pensioners;
●	Investment risk – lower investment returns would increase the contributions needed to offset the shortfall;
●	Mortality risk – members may live longer than expected extending the cash flows payable by the Group;
●	Behavioural risk – higher proportion of members taking some of their benefits as a pension rather than a lump sum would increase the cash flows payable by the Group; and
●	Legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

●	Secure attractive long-term investment returns; and
●	Provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Note 32. Superannuation commitments (continued)

Funding recommendations for the WGP, WNZS and the UKSS are made based on triennial actuarial valuations. The funding valuations of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $47 million (2022: $53 million). Current contribution rates are as follows:

●	WGP – contributions are made to the WGP at the rate of 19.5% of members’ salaries;
●	WNZS – contributions are made to the WNZS at the rate of 17% of members’ salaries; and
●	UKSS – not required to make contributions under the 2021 actuarial assessment.

Contributions

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Employer contributions	89	63	87	63
Member contributions	8	9	8	9

Expected employer contributions for the year ended 30 September 2024 are $62 million.

Expense recognised

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Current service cost	26	40	45	25	40
Net interest cost on net benefit liability	(14)	11	12	(14)	11
Total defined benefit expense	12	51	57	11	51

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Benefit obligation as at end of year	2,110	1,938	2,062	1,883
Fair value of plan assets as at end of year	2,320	2,212	2,274	2,167
Net surplus/(deficit)	210	274	212	284
Defined benefit surplus included in other assets	217	289	217	289
Defined benefit deficit included in other liabilities	(7)	(15)	(5)	(5)
Net surplus/(deficit)	210	274	212	284

The average duration of the defined benefit obligation is 12 years (2022: 12 years).

Significant assumptions

	2023		2022
	Australian	Overseas	Australian	Overseas
Consolidated and Parent Entity	funds	funds	funds	funds
Discount rate	5.8%	5.1%-5.5%	5.8%	4.3%-5.2%
Salary increases	3.6%	3.0%-4.0%	3.2%	3.0%-4.3%
Inflation rate (pensioners received inflationary increase)	2.6%	2.0%-3.3%	2.2%	2.0%-3.5%
Life expectancy of a 60-year-old male	31.7	27.5-27.9	31.5	27.4-28.2
Life expectancy of a 60-year-old female	34.3	29.6	34.1	29.5-29.9

120 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Superannuation commitments (continued)

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of the Group’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
$m	2023	2022
0.5% decrease in discount rate	135	121
0.5% increase in annual salary increases	5	2
0.5% increase in inflation rate (pensioners receive inflationary increase)	127	112
1 year increase in life expectancy	45	39

Asset allocation

The table below provides a breakdown of the schemes’ investments by asset class.

	2023		2022
	Australian	Overseas	Australian	Overseas
$m	funds	funds	funds	funds
Cash	5%	3%	5%	3%
Equity instruments	43%	8%	42%	8%
Debt instruments	26%	7%	29%	7%
Property	8%	1%	11%	1%
Other assets	18%	81%	13%	81%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

Note 33. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$'000	2023	2022	2023	2022
Audit and audit-related fees
Audit fees
PwC Australia	25,859	28,442	25,580	28,366
Overseas PwC network firms	5,712	5,670	812	459
Total audit fees	31,571	34,112	26,392	28,825
Audit-related fees
PwC Australia	2,605	1,490	2,605	1,490
Overseas PwC network firms	96	54	-	-
Total audit-related fees	2,701	1,544	2,605	1,490
Total audit and audit-related fees	34,272	35,656	28,997	30,315
Tax fees
PwC Australia	-	36	-	36
Total tax fees	-	36	-	36
Other fees
Overseas PwC network firms	282	-	-	-
Total other fees	282	-	-	-
Total audit and non-audit fees	34,554	35,692	28,997	30,351

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance services.
Other	Review of operational effectiveness of certain system implementations.

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

PwC also received fees of $8.7 million (2022: $9.3 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by the Group, trusts of which a Westpac Group entity is trustee, manager or responsible entity, superannuation funds and pension funds.

122 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 34. Related party disclosures

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

Parent Entity

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries - Note 29

The Parent Entity has the following related party transactions and balances with subsidiaries:

Type of transaction/balance	Details disclosed in
Balances due to/from subsidiaries	Balance Sheet
Dividend income/Transactions with subsidiaries	Note 4
Interest income and Interest expense	Note 3
Tax consolidated group transactions and undertakings	Note 7
Guarantees and undertakings	Note 25

The balances due to/from subsidiaries include a wide range of banking and other financial facilities.

The terms and conditions of related party transactions between the Parent Entity and subsidiaries are sometimes different to commercial terms and conditions. Related party transactions between the Parent Entity and subsidiaries eliminate on consolidation.

Associates - Note 29

The Group provides a wide range of banking and other financial facilities and funds management activities to its associates on commercial terms and conditions.

Superannuation plans

The Group contributed $509 million (2022: $482 million) to defined contribution plans and $89 million (2022: $63 million) to defined benefit plans. Refer to Note 32.

Remuneration of KMP

Total remuneration of the KMP was:

		Post	Other long-
	Short-term	employment	term	Termination	Share-based
$	benefits	benefits	benefits	benefits	payments	Total
Consolidated
2023	22,430,187	601,682	147,090	1,187,215	13,494,675	37,860,849
2022	24,200,581	653,948	124,524	2,243,696	12,115,309	39,338,058
Parent Entity
2023	21,252,526	487,514	147,090	1,187,215	12,904,703	35,979,048
2022	23,079,280	545,877	124,524	2,243,696	11,891,992	37,885,369

Note 34. Related party disclosures (continued)

Other transactions with KMP

KMP receive personal banking and financial investment services from the Group in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest		Number of
	payable for	Closing loan	KMP with
$	the year	balance	loans
2023	741,814	20,433,290	10
2022[1]	546,866	21,138,301	10

1.      Loan balance as at 30 September 2022 has been revised.

Share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance share rights and unhurdled share rights held at 30 September 2023 by the CEO and other key management personnel (including their related parties):

		Number of
	Latest Date of Exercise	Share Rights
Managing Director and Chief Executive Officer
Peter King	Ranges from 1 October 2034 to 1 October 2037	570,644
Group Executives[2]
Scott Collary	Ranges from 1 October 2035 to 1 October 2037	315,956
Carolyn McCann	Ranges from 1 October 2034 to 1 October 2037	230,274
Catherine McGrath	Ranges from 1 October 2036 to 1 October 2037	148,357
Anthony Miller	Ranges from 1 October 2035 to 1 October 2037	307,152
Christine Parker	Ranges from 1 October 2034 to 1 October 2037	279,248
Michael Rowland	Ranges from 1 October 2035 to 1 October 2037	250,480
Jason Yetton	Ranges from 2 April 2035 to 1 October 2037	366,861
Ryan Zanin	Ranges from 1 October 2036 to 1 October 2037	150,934
Former Group Executive
Chris De Bruin	Ranges from 1 October 2035 to 1 October 2037	309,041

2.      References to Group Executives are only to those who are KMP.

The Group has not issued any options during the year and there are no outstanding options as at 30 September 2023.

124 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below.

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Profit after income tax expense	7,201	5,699	5,463	6,434	12,178
Adjustments:
Depreciation, amortisation and impairment	1,237	1,581	3,054	1,089	1,304
Impairment charges/(benefits)	839	524	(348)	695	629
Net decrease/(increase) in current and deferred tax	665	427	350	363	139
(Increase)/decrease in accrued interest receivable	(730)	(544)	183	(657)	(499)
(Decrease)/increase in accrued interest payable	2,400	794	(423)	1,863	645
(Decrease)/increase in provisions	(173)	(621)	(1,716)	(162)	(549)
Other non-cash items	(850)	1,869	(253)	(499)	(4,416)
Cash flows from operating activities before changes in operating assets and liabilities	10,589	9,729	6,310	9,126	9,431
Net (increase)/decrease in:
Collateral paid	1,545	(1,524)	305	1,537	(1,658)
Trading securities and financial assets measured at FVIS	(4,524)	(3,750)	19,316	(4,162)	(3,890)
Derivative financial instruments	4,082	2,451	(2,420)	4,414	380
Loans	(27,270)	(36,345)	(15,098)	(25,080)	(32,696)
Other financial assets	128	279	(274)	94	(186)
Life insurance assets and life insurance liabilities	-	266	(593)	-	-
Other assets	8	20	6	11	37
Net increase/(decrease) in:
Collateral received	(2,888)	3,643	93	(3,092)	3,744
Deposits and other borrowings	24,692	35,054	33,737	23,347	33,586
Other financial liabilities	(17,146)	7,120	9,036	(18,117)	5,939
Other liabilities	(12)	11	(8)	(3)	41
Net cash provided by/(used in) operating activities	(10,796)	16,954	50,410	(11,925)	14,728

Note 35. Notes to the cash flow statements (continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 37.

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Assets
Cash and balances with central banks	18	169	50	-	-
Trading securities and financial assets measured at FVIS	-	-	409	-	-
Loans	-	965	369	-	965
Other financial assets	18	66	688	-	-
Life insurance assets	-	2,366	-	-	-
Property and equipment	-	-	29	-	-
Deferred tax assets	-	39	4	-	-
Intangible assets	55	-	243	-	-
Other assets	-	168	226	-	-
Total assets	91	3,773	2,018	-	965
Liabilities
Other financial liabilities	22	34	110	-	-
Current tax liabilities	-	2	-	-	-
Life insurance liabilities	-	185	-	-	-
Provisions	1	52	9	-	4
Deferred tax liabilities	-	34	-	-	-
Other liabilities	-	213	720	-	-
Total liabilities	23	520	839	-	4
Total equity attributable to owners of WBC	68	3,253	1,179	-	961
Cash proceeds received (net of transaction costs)	311	2,284	1,322	-	1,013
Expected receivable (completion settlement)/deferred consideration	-	146	45	-	118
Total consideration	311	2,430	1,367	-	1,131
Gain/(loss) on disposal	243	(823)	188	-	170
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	311	2,284	1,322	-	1,013
Less: Cash deconsolidated	(18)	(169)	(50)	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	293	2,115	1,272	-	1,013

126 WESTPAC GROUP 2023 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Notes to the cash flow statements (continued)

Businesses disposed

During the year, Westpac disposed of its 100% interest in AAML through a sale to Mercer (Australia), and merged its BT personal and corporate superannuation funds with Mercer Super Trust by way of successor fund transfer.

Non-cash investing activities

On 16 June 2022 Westpac Overseas Holdings No. 2 Pty Limited (WOH2PL), paid a dividend of $5,040 million to the Parent Entity which was reinvested into additional WOH2PL ordinary shares. These transactions were settled on a net basis and as a result no cash was transferred. As WOH2PL is a wholly owned subsidiary of the Parent Entity these transactions eliminate on consolidation.

	Consolidated			Parent Entity
$m	2023	2022	2021	2023	2022
Shares issued under the dividend reinvestment plan	192	-	401	192	-
Increase in lease liabilities	235	244	199	217	226

On 20 July 2022, $689 million of WCN2 were transferred to the WCN2 nominated party for $100 each pursuant to the WCN9 reinvestment offer. Those WCN2 were subsequently redeemed and cancelled by Westpac.

On 23 September 2022, Westpac redeemed the remaining outstanding WCN2.

Cash and balances with central banks

The following table provides the breakdown of cash and cash balances with central banks.

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Cash and cash at bank	13,852	14,711	13,490	14,226
Exchange settlement accounts	88,371	90,243	79,810	80,767
Regulatory deposits with central banks	299	303	166	189
Total cash and balances with central banks	102,522	105,257	93,466	95,182

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $299 million (2022: $303 million) for the Group and $166 million (2022: $189 million) for the Parent Entity which are included in cash and balances with central banks.

Note 36. Subsequent events

Since 30 September 2023, the Board has determined to pay a fully franked final dividend of 72 cents per fully paid ordinary share. The dividend is expected to be $2,527 million. The dividend is not recognised as a liability at 30 September 2023. The proposed payment date of the dividend is 19 December 2023.

The Board has determined to satisfy the DRP for the 2023 final dividend by arranging for the purchase of existing shares by a third party. The market price used to determine the number of shares allocated to DRP participants will be set over the 15 trading days commencing 15 November 2023 and will not include a discount.

In addition to the final dividend, Westpac has also announced its intention to undertake an on-market buy-back of up to $1.5 billion worth of Westpac shares.

No other matters have arisen since the year ended 30 September 2023 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

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

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of de-recognition.

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

Transactions completed during 2023

Advance Asset Management Limited and BT Superannuation funds

The sale of Advance Asset Management Limited to Mercer (Australia) completed on 31 March 2023. This sale resulted in a pre-tax gain on sale of $243 million ($256 million post-tax). On 1 April 2023, Westpac merged its BT personal and corporate superannuation funds with Mercer Super Trust by way of successor fund transfer. In 2023, an expense recovery of $53 million has been recognised in operating expenses. Both businesses were included in the Specialist Business segment.

Balance sheet presentation

Details of the assets and liabilities held for sale are as follows:

	Consolidated		Parent Entity
$m	2023	2022	2023	2022
Assets held for sale
Other financial assets	-	20	-	-
Intangible assets	-	55	-	-
Total assets held for sale	-	75	-	-
Liabilities held for sale
Other financial liabilities	-	31	-	-
Provisions	-	1	-	-
Total liabilities held for sale	-	32	-	-

128 WESTPAC GROUP 2023 ANNUAL REPORT

STATUTORY STATEMENTS

Directors’ declaration

In the Directors’ opinion:

(a) the financial statements and notes set out in ‘Section 3 - Financial statements’ for the year ended 30 September 2023 are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 (Cth) and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation (Westpac) and the Group’s financial position as at 30 September 2023 and of their performance for the financial year ended on that date; and

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

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

John McFarlane Chairman Sydney 5 November 2023	Peter King Managing Director and Chief Executive Officer

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2023 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2023 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

130 WESTPAC GROUP 2023 ANNUAL REPORT

STATUTORY STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended September 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page 129 of the 2023 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

132 WESTPAC GROUP 2023 ANNUAL REPORT

STATUTORY STATEMENTS

The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for expected credit losses on loans and credit commitments (ECL)

As described in Note 10 to the consolidated financial statements, the provision for expected credit losses on loans and credit commitments (ECL) was $4,930 million at 30 September 2023. ECL is a probability- weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management’s model to estimate the ECL includes critical accounting assumptions to determine when a significant increase in credit risk (SICR) has occurred, estimating forward-looking macroeconomic scenarios and applying a probability weighting to these, and judgemental adjustments to modelled outcomes (overlays).

The principal considerations for our determination that performing procedures relating to the ECL is a critical audit matter were: (i) there was significant judgement and effort in evaluating audit evidence related to the ECL model and assumptions used to estimate the ECL, (ii) there was significant judgement and effort in testing management’s judgements relating to the forward-looking macroeconomic scenarios and the associated weighting applied, (iii) there was a high degree of auditor effort to test critical data elements used in the model, and the model evaluation processes, (iv) there was a high degree of auditor effort required to test relevant IT controls used in determining the ECL, and (v) the nature and extent of audit effort required to test the models, assumptions and judgements required the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s ECL estimation process, which included controls over the data, model and assumptions used in determining the ECL as well as relevant IT controls. These procedures also included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in testing management’s process for determining the ECL by evaluating the appropriateness of the models and the reasonableness of the assumptions related to SICR and the forward-looking macroeconomic scenarios, (ii) testing the reasonableness of the probability weights assigned to the forward-looking macroeconomic scenarios, (iii) testing the accuracy and completeness of critical data elements that are inputs used in the ECL model, and (iv) testing the reasonableness and completeness of overlays.

Provisions and contingent liabilities

As described in Note 25 to the consolidated financial statements, the Company recorded provisions of $2,777 million at September 30, 2023. A portion of the provisions relate to customer refunds associated with matters of potential historical misconduct, costs of completing remediation programs, and potential non-lending losses and costs connected with certain litigation and regulatory investigations. An assessment of the likely cost to the Company of these matters is made on a case-by-case basis and specific provisions or disclosures are made where management considers appropriate. Disclosures are also made in Note 25 for contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably estimated.

The principal considerations for our determination that performing procedures relating to the provisions and contingent liabilities is a critical audit matter were (i) there was significant judgment by management to identify contingent liabilities and quantify the provisions, which included assumptions related to the probability of loss and the timing, nature and quantum of related cash outflows, and (ii) there was a moderate degree of auditor subjectivity and effort in performing procedures and in evaluating audit evidence related to the provisions and key assumptions, and in evaluating the appropriateness of the related disclosures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of provisions to determine whether a present obligation with a probable cash outflow exists and can be reliably estimated. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management's evaluation, including controls over determining whether or not it is possible that a loss has occurred or whether there is a probable outflow from a present obligation. These procedures also included, among others, (i) evaluating the evidence of management's quantification of provisions and the assumptions applied and (ii) assessing the appropriateness of management’s disclosures.

PricewaterhouseCoopers

Sydney, Australia

November 5, 2023

We have served as the Company’s auditor since 1968.

134 WESTPAC GROUP 2023 ANNUAL REPORT

ITEM 19. EXHIBITS INDEX

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 15 December 2021.
4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.
4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.
8.	List of controlled entities – refer to Note 29 to the financial statements in this Annual Report.
12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
15.1	Auditor consent dated 7 November 2023
15.2	Westpac Group 2023 Annual Report on Form 20-F
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury and WIB

Dated November 7th 2023