Form 20-F
period 2024-09-30
WESTPAC BANKING CORP
filed 2024-11-05
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 5.350% Notes due October 18, 2024 1.019% Notes due November 18, 2024, Floating Rate Notes due November 18, 2024, 2.350% Notes due February 19, 2025, Floating Rate Note due August 26, 2025, 3.735% Notes due August 26, 2025, 5.512% Notes due November 17, 2025, Floating Rate Notes due November 17, 2025, 5.200% Notes due April 16, 2026, Floating Rate Notes due April 16, 2026, 2.850% Notes due May 13, 2026, 1.150% Notes due June 3, 2026, Floating Rate Notes due June 3, 2026, 2.700% Notes due August 19, 2026, 3.350% Notes due March 8, 2027, 4.043% Notes due August 26, 2027, 5.457% Notes due November 18, 2027 3.400% Notes due January 25, 2028, 5.535% Notes due November 17, 2028, 1.953% Notes due November 20, 2028, 5.050% Notes due April 16, 2029, Floating Rate Notes due April 16, 2029, 2.650% Notes due January 16, 2030, 2.894% Subordinated Notes due February 4, 2030, 2.150% Notes due June 3, 2031, 4.322% Subordinated Notes due November 23, 2031, 5.405% Subordinated Notes due August 10, 2033, 6.820% Subordinated Notes due November 17, 2033, 4.110% Subordinated Notes due July 24, 2034, 2.668% Subordinated Notes due November 15, 2035, 3.020% Subordinated Notes due November 18, 2036, 4.421% Subordinated Notes due July 24, 2039, 2.963% Subordinated Notes due November 16, 2040, 3.133% Subordinated Notes due November 18, 2041 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,441,411,361 fully paid

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

Yes ☐No ☒

I

TABLE OF CONTENTS

FORM 20-F CROSS-REFERENCE INDEX	ii	PERFORMANCE REVIEW	270
FINANCIAL REPORT	1	Reading this report	271
Income statements	2	Group performance	276
Statements of comprehensive income	3	Segment reporting	302
Balance sheets	4	Review of earnings: 2023 vs 2022	314
Statements of changes in equity	5	Risk factors	317
Cash flow statements	7	FINANCIAL STATEMENTS	333
Notes to the Financial Statements	8	SHAREHOLDER INFORMATION	334
Statutory Statements	130	Shareholding Information	335
EXHIBITS INDEX	136	Additional Information	350
STRATEGIC REVIEW	156	Glossary of Abbreviations and Defined Terms	363
Strategic review	156
Corporate governance	196
Directors’ report	222
Remuneration Report	236
Information on Westpac	263

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

References to the 2024 Risk Factors are to the ‘Risk factors’ section in this 2024 Annual Report on Form 20-F.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

II WESTPAC GROUP 2024 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Part I

Item 1.	Identity of directors, senior management and advisers	Not applicable

Item 2.	Offer statistics and expected timetable	Not applicable

Item 3.	Key information

	Capitalisation and indebtedness	Not applicable

	Reasons for the offer and use of proceeds	Not applicable

	Risk factors	317-331

Item 4.	Information on Westpac

	History and development of Westpac	158-163

	Business overview	158-163

	Organisational structure	109-110

	Property, plants and equipment	360

Item 4A.	Unresolved staff comments	Not applicable

Item 5.	Operating and financial review and prospects

	Operating results	276-279

	Liquidity and capital resources	103-107

	Research and development, patents and licences, etc.	Not applicable

	Trend information	276-301, 302-313

	Critical accounting estimates	25, 26, 84, 94, 97, 118

Item 6.	Directors, senior management and employees

	Directors and senior management	222-229, 232-233

	Compensation	113-117, 236-261

	Board practices	196-220

	Employees	288

	Share ownership	123, 232-233, 335

Item 7.	Major shareholders and related party transactions

	Major shareholders	335-340

	Related party transactions	122-123

	Interests of experts and counsel	Not applicable

III

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Item 8.	Financial information

	Consolidated statements and other financial information	1-135

	Significant changes	263-265

Item 9.	The offer and listing

	Offer and listing details	Not applicable

	Plan of distribution	Not applicable

	Markets	Not applicable

	Selling shareholders	Not applicable

	Dilution	Not applicable

	Expenses of the issue	Not applicable

Item 10.	Additional information

	Share capital	Not applicable

	Memorandum and articles of association	350-353

	Material contracts	360

	Exchange controls	346-347

	Taxation	347-349

	Dividends and paying agents	Not applicable

	Statements by experts	Not applicable

	Documents on display	353

	Subsidiary information	Not applicable

Item 11.	Quantitative and qualitative disclosures about market risk	82-83

Item 12.	Description of securities other than equity securities

	Debt securities	Not applicable

	Warrants and rights	Not applicable

	Other securities	Not applicable

	American depositary shares	Not applicable

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable

Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable

IV WESTPAC GROUP 2024 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Item 15.	Controls and procedures	131, 362

Item 16A.	Audit committee financial expert	206

Item 16B.	Code of ethics	210-211

Item 16C.	Principal accountant fees and services, PCAOB ID: 1379; Auditor Remuneration	121, 216-218

Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable

Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	Not applicable

Item 16F.	Changes in Westpac’s certifying accountant	268-269

Item 16G.	Corporate governance	196

Item 16H.	Mine safety disclosure	Not applicable

Item 16I.	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable

Item 16J.	Insider trading policies	138

Item 16K.	Cybersecurity	268

Part III

Items 17. & 18.	Financial statements	1-135

Item 19.	Exhibits	136

Consolidated income statements for the years ended 30 September 2024, 2023 and 2022		2

Consolidated balance sheets as at 30 September 2024 and 2023		4

Consolidated statements of comprehensive income for the years ended 30 September 2024, 2023 and 2022		3

Consolidated statements of cash flows for the years ended 30 September 2024, 2023 and 2022		7

Notes to the financial statements		8-126

Management’s report on the internal control over financial reporting		131

Report of independent registered public accounting firm		132-135

Item 1402: Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Average balance sheets		17-18, 282

Analysis of net interest earnings		16, 280-281

Interest rate and interest differential analysis		17-20, 280-281

V

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description	Page

Item 1403: Investments in debt securities t II Investment portfolio

Weighted average yield of debt securities	64

Calculation of weighted average yield; tax-exempt obligations	64

Item 1404: Loan Portfolio

Maturity and interest rate profile of loan portfolio	33

Item 1405: Allowances for Credit Losses

Credit ratios and material changes	34-43

Allocation of the allowance for credit losses	34-43

Item 1406: Deposits

Deposits by category	53-54

Uninsured deposits	53-54

Time deposits	53-54

VI WESTPAC GROUP 2024 ANNUAL REPORT

This page has been intentionally left blank.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	1

FINANCIAL
STATEMENTS

Income statements Statements of comprehensive income		INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES
Balance sheets		Note 24.	Intangible assets
Statements of changes in equity Cash flow statements		Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments

NOTES TO THE FINANCIAL STATEMENTS		CAPITAL AND DIVIDENDS
Note 1.	Financial statements preparation	Note 26.	Shareholders’ equity
		Note 27.	Capital adequacy
FINANCIAL PERFORMANCE		Note 28.	Dividends
Note 2.	Segment reporting
Note 3.	Net interest income and average balance sheet and interest rates	GROUP STRUCTURE
Note 4.	Non-interest income	Note 29.	Investments in subsidiaries and associates
Note 5.	Operating expenses	Note 30.	Structured entities
Note 6.	Impairment charges
Note 7.	Income tax	OTHER
Note 8.	Earnings per share	Note 31.	Share-based payments
		Note 32.	Superannuation commitments
FINANCIAL ASSETS AND FINANCIAL LIABILITIES		Note 33.	Auditor’s remuneration
		Note 34.	Related party disclosures
Lending and credit risk		Note 35.	Notes to the cash flow statements
Note 9.	Loans	Note 36.	Subsequent events
Note 10.	Provision for expected credit losses
Note 11.	Credit risk management	CONSOLIDATED ENTITY DISCLOSURE STATEMENT

Deposits and other funding arrangements		STATUTORY STATEMENTS
Note 12.	Deposits and other borrowings	Directors’ declaration
Note 13.	Debt issues	Management’s report on internal control over financial reporting
Note 14.	Loan capital	Report of Independent Registered Public Accounting Firm
Note 15.	Securitisation, covered bonds and other transferred assets

Other financial instrument disclosures
Note 16.	Trading securities and financial assets measured at fair value through income statement (FVIS)
Note 17.	Investment securities
Note 18.	Other financial assets
Note 19.	Other financial liabilities
Note 20.	Derivative financial instruments
Note 21.	Risk management, funding and liquidity risk and market risk
Note 22.	Fair values of financial assets and financial liabilities
Note 23.	Offsetting financial assets and financial liabilities

2 WESTPAC GROUP 2024 ANNUAL REPORT

INCOME STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2024	2023	2022	2024	2023
Interest income:
Calculated using the effective interest method	3	52,739	42,515	22,981	48,358	38,909
Other	3	1,608	1,237	270	1,571	992
Total interest income		54,347	43,752	23,251	49,929	39,901
Interest expense	3	(35,594)	(25,435)	(6,090)	(34,492)	(24,786)
Net interest income		18,753	18,317	17,161	15,437	15,115
Non-interest income
Net fees	4	1,672	1,645	1,671	1,494	1,461
Net wealth management and insurance	4	441	562	808	-	-
Trading	4	704	717	664	637	678
Other	4	18	404	(698)	1,851	1,668
Total non-interest income		2,835	3,328	2,445	3,982	3,807
Net operating income		21,588	21,645	19,606	19,419	18,922
Operating expenses	5	(10,944)	(10,692)	(10,802)	(9,728)	(9,473)
Impairment (charges)/benefits	6	(537)	(648)	(335)	(475)	(511)
Profit before income tax expense		10,107	10,305	8,469	9,216	8,938
Income tax expense	7	(3,117)	(3,104)	(2,770)	(2,525)	(2,504)
Profit after income tax expense		6,990	7,201	5,699	6,691	6,434
Net profit attributable to non-controlling interests (NCI)		-	(6)	(5)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		6,990	7,195	5,694	6,691	6,434
Earnings per share (cents)
Basic	8	200.9	205.3	159.9
Diluted	8	191.7	195.2	152.4

The above income statements should be read in conjunction with the accompanying notes.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	3

STATEMENTS OF COMPREHENSIVE INCOME

for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Profit after income tax expense	6,990	7,201	5,699	6,691	6,434
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Debt securities measured at fair value through other comprehensive income (FVOCI)	(588)	(201)	(318)	(813)	(178)
Cash flow hedging instruments	501	(635)	1,107	873	(570)
Transferred to income statement:
Debt securities measured at FVOCI	5	(125)	(254)	5	(125)
Cash flow hedging instruments	77	(309)	(237)	132	(349)
Loss allowance on debt securities measured at FVOCI	1	1	(2)	1	1
Exchange differences on translation of foreign operations (net of associated hedges)	(300)	367	(264)	(134)	54
Income tax on items taken to or transferred from equity:
Debt securities measured at FVOCI	179	98	166	242	92
Cash flow hedging instruments	(182)	283	(253)	(301)	276
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity securities measured at FVOCI (net of tax)	1	(10)	92	(3)	(20)
Own credit adjustment on financial liabilities designated at fair value (net of tax)	13	(21)	80	13	(21)
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(14)	(105)	446	(12)	(110)
Net other comprehensive income/(expense) (net of tax)	(307)	(657)	563	3	(950)
Total comprehensive income	6,683	6,544	6,262	6,694	5,484
Attributable to:
Owners of WBC	6,685	6,536	6,257	6,694	5,484
NCI	(2)	8	5	-	-
Total comprehensive income	6,683	6,544	6,262	6,694	5,484

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

4 WESTPAC GROUP 2024 ANNUAL REPORT

BALANCE SHEETS

as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2024	2023	2024	2023
Assets
Cash and balances with central banks	35	65,667	102,522	58,400	93,466
Collateral paid		6,269	4,535	6,199	4,505
Trading securities and financial assets measured at fair value through income statement (FVIS)	16	49,228	30,507	47,014	27,987
Derivative financial instruments	20	24,109	21,343	23,902	21,038
Investment securities	17	103,885	75,326	95,623	67,508
Loans	9	806,767	773,254	710,043	678,021
Other financial assets	18	5,456	6,219	4,951	5,812
Due from subsidiaries		-	-	52,339	53,644
Investment in subsidiaries		-	-	9,095	8,019
Property and equipment		2,251	2,245	1,804	1,833
Tax assets	7	2,160	2,100	1,896	1,962
Intangible assets	24	10,746	10,886	9,131	9,260
Other assets		1,006	837	837	705
Total assets		1,077,544	1,029,774	1,021,234	973,760
Liabilities
Collateral received		3,078	3,525	2,935	3,243
Deposits and other borrowings	12	720,489	688,168	644,481	610,357
Other financial liabilities	19	38,077	44,870	33,917	38,780
Derivative financial instruments	20	30,974	24,647	30,795	24,574
Debt issues	13	169,284	156,573	143,882	134,957
Tax liabilities	7	569	780	408	607
Due to subsidiaries		-	-	55,722	55,663
Provisions	25	2,505	2,777	2,271	2,543
Other liabilities		2,633	2,719	2,065	2,177
Total liabilities excluding loan capital		967,609	924,059	916,476	872,901
Loan capital	14	37,883	33,176	36,770	32,085
Total liabilities		1,005,492	957,235	953,246	904,986
Net assets		72,052	72,539	67,988	68,774
Shareholders’ equity
Share capital:
Ordinary share capital	26	37,958	39,826	37,958	39,826
Treasury shares	26	(758)	(702)	(816)	(760)
Reserves	26	1,732	1,935	1,757	1,659
Retained profits		32,773	31,436	29,089	28,049
Total equity attributable to owners of WBC		71,705	72,495	67,988	68,774
NCI	26	347	44	-	-
Total shareholders’ equity and NCI		72,052	72,539	67,988	68,774

The above balance sheets should be read in conjunction with the accompanying notes.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	5

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity		Total
	Share			attributable		shareholders’
Consolidated	capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 26)	(Note 26)	profits	of WBC	(Note 26)	and NCI
Balance as at 30 September 2021	40,995	2,227	28,813	72,035	57	72,092
Profit after income tax expense	-	-	5,694	5,694	5	5,699
Net other comprehensive income/(expense)	-	37	526	563	-	563
Total comprehensive income/(expense)	-	37	6,220	6,257	5	6,262
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(4,337)	(4,337)	-	(4,337)
Other equity movements:
Off-market share buyback (net of transaction costs)[b]	(1,902)	-	(1,601)	(3,503)	-	(3,503)
Share-based payment arrangements	-	87	-	87	-	87
Purchase of shares	(33)	-	-	(33)	-	(33)
Net acquisition of treasury shares	(49)	-	-	(49)	-	(49)
Other	-	27	(32)	(5)	(5)	(10)
Total contributions and distributions	(1,984)	114	(5,970)	(7,840)	(5)	(7,845)
Balance as at 30 September 2022	39,011	2,378	29,063	70,452	57	70,509
Profit after income tax expense	-	-	7,195	7,195	6	7,201
Net other comprehensive income/(expense)	-	(533)	(126)	(659)	2	(657)
Total comprehensive income/(expense)	-	(533)	7,069	6,536	8	6,544
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(4,696)	(4,696)	-	(4,696)
Dividend reinvestment plan	192	-	-	192	-	192
Other equity movements:
Share-based payment arrangements	-	90	-	90	-	90
Purchase of shares	(32)	-	-	(32)	-	(32)
Net acquisition of treasury shares	(47)	-	-	(47)	-	(47)
Other	-	-	-	-	(21)	(21)
Total contributions and distributions	113	90	(4,696)	(4,493)	(21)	(4,514)
Balance as at 30 September 2023	39,124	1,935	31,436	72,495	44	72,539
Profit after income tax expense	-	-	6,990	6,990	-	6,990
Net other comprehensive income/(expense)	-	(304)	(1)	(305)	(2)	(307)
Total comprehensive income/(expense)	-	(304)	6,989	6,685	(2)	6,683
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,652)	(5,652)	-	(5,652)
Share buyback[c]	(1,812)	-	-	(1,812)	-	(1,812)
Other equity movements:
Share-based payment arrangements	-	96	-	96	-	96
Purchase of shares	(56)	-	-	(56)	-	(56)
Net acquisition of treasury shares	(56)	-	-	(56)	-	(56)
Acquisition of minority interest[d]	-	5	-	5	(30)	(25)
Preference shares issued[e]	-	-	-	-	339	339
Other	-	-	-	-	(4)	(4)
Total contributions and distributions	(1,924)	101	(5,652)	(7,475)	305	(7,170)
Balance as at 30 September 2024	37,200	1,732	32,773	71,705	347	72,052

a.	Relates to fully franked dividends at 30%:
- 2024: 2024 interim dividend of 75 cents per share and special dividend of 15 cents per share ($3,125 million) and 2023 final dividend of 72 cents per share ($2,527 million);
- 2023: 2023 interim dividend of 70 cents per share ($2,456 million) and 2022 final dividend of 64 cents per share ($2,240 million); and
- 2022: 2022 interim dividend of 61 cents per share ($2,136 million) and 2021 final dividend of 60 cents per share ($2,201 million).
b.	In 2022, the Group completed a $3.5 billion off-market share buyback of Westpac ordinary shares.
c.	During 2024, Westpac announced its intention to undertake a $2.5 billion on market buyback of WBC ordinary shares. As at 30 September 2024 Westpac has bought back and cancelled 67,665,599 ordinary shares ($1,812 million) at an average price of $26.78.
d.	During 2024, Westpac acquired 8.74% of the non-controlling interest in Westpac Bank-PNG-Limited, which will raise its interest to 98.65%.
e.	During 2024, Westpac New Zealand Limited issued NZD 375 million (AUD 339 million) of perpetual preference shares that qualified as Additional Tier 1 capital under RBNZ’s criteria. Westpac recognises this instrument as a non-controlling interest.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

6 WESTPAC GROUP 2024 ANNUAL REPORT

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity
	Share			attributable
Parent Entity	capital	Reserves	Retained	to owners
$m	(Note 26)	(Note 26)	profits	of WBC
Balance as at 30 September 2022	38,953	2,388	26,442	67,783
Profit after income tax expense	-	-	6,434	6,434
Net other comprehensive income/(expense)	-	(819)	(131)	(950)
Total comprehensive income/(expense)	-	(819)	6,303	5,484
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(4,696)	(4,696)
Dividend reinvestment plan	192	-	-	192
Other equity movements:
Share-based payment arrangements	-	90	-	90
Purchase of shares	(32)	-	-	(32)
Net acquisition of treasury shares	(47)	-	-	(47)
Other	-	-	-	-
Total contributions and distributions	113	90	(4,696)	(4,493)
Balance as at 30 September 2023	39,066	1,659	28,049	68,774
Profit after income tax expense	-	-	6,691	6,691
Net other comprehensive income/(expense)	-	2	1	3
Total comprehensive income/(expense)	-	2	6,692	6,694
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,652)	(5,652)
Share buyback[b]	(1,812)	-	-	(1,812)
Other equity movements:
Share-based payment arrangements	-	96	-	96
Purchase of shares	(56)	-	-	(56)
Net acquisition of treasury shares	(56)	-	-	(56)
Other	-	-	-	-
Total contributions and distributions	(1,924)	96	(5,652)	(7,480)
Balance as at 30 September 2024	37,142	1,757	29,089	67,988

a.      Relates to fully franked dividends at 30%:

- 2024: 2024 interim dividend of 75 cents per share and special dividend of 15 cents per share ($3,125 million) and 2023 final dividend of 72 cents per share ($2,527 million); and

- 2023: 2023 interim dividend of 70 cents per share ($2,456 million) and 2022 final dividend of 64 cents per share ($2,240 million).

b.      During 2024, Westpac announced its intention to undertake a $2.5 billion on market buyback of WBC ordinary shares. As at 30 September 2024 Westpac has bought back and cancelled 67,665,599 ordinary shares ($1,812 million) at an average price of $26.78.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	7

CASH FLOW STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2024	2023	2022	2024	2023
Cash flows from operating activities
Interest received		52,515	41,970	22,423	48,242	38,311
Interest paid		(34,000)	(22,654)	(5,091)	(33,039)	(22,634)
Dividends received excluding life business		3	1	4	1,285	1,051
Other non-interest income received		4,314	3,567	4,208	4,274	3,301
Operating expenses paid		(9,679)	(9,856)	(9,724)	(8,464)	(8,762)
Income tax paid excluding life business		(3,369)	(2,439)	(2,278)	(2,871)	(2,141)
Life business:
Receipts from policyholders and customers		-	-	845	-	-
Interest and other items of similar nature		-	-	1	-	-
Dividends received		-	-	25	-	-
Payments to policyholders and suppliers		-	-	(619)	-	-
Income tax paid		-	-	(65)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		9,784	10,589	9,729	9,427	9,126
Net (increase)/decrease in:
Collateral paid		(2,097)	1,545	(1,524)	(2,057)	1,537
Trading securities and financial assets measured at FVIS		(18,994)	(4,524)	(3,750)	(19,452)	(4,162)
Derivative financial instruments		(836)	4,082	2,451	1,358	4,414
Loans		(35,083)	(27,270)	(36,345)	(32,528)	(25,080)
Other financial assets		(348)	128	279	(231)	94
Life insurance assets and liabilities		-	-	266	-	-
Other assets		(34)	8	20	2	11
Net increase/(decrease) in:
Collateral received		(318)	(2,888)	3,643	(181)	(3,092)
Deposits and other borrowings		35,243	24,692	35,054	35,870	23,347
Other financial liabilities		(7,084)	(17,146)	7,120	(5,281)	(18,117)
Other liabilities		-	(12)	11	(9)	(3)
Net cash provided by/(used in) operating activities	35	(19,767)	(10,796)	16,954	(13,082)	(11,925)
Cash flows from investing activities
Proceeds from investment securities		47,624	36,480	36,022	40,089	33,383
Purchase of investment securities		(72,786)	(33,753)	(34,076)	(65,072)	(29,406)
Net movement in amounts due to/from controlled entities		-	-	-	(1,283)	(625)
Proceeds from disposal of controlled entities and other businesses, net of cash disposed	35	-	293	2,115	-	-
Purchase of controlled entities and other businesses	35	(30)	-	(14)	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	(254)	640
Purchase of associates		(4)	(1)	-	(3)	-
Proceeds from disposal of property and equipment		46	72	25	37	71
Purchase of property and equipment		(235)	(238)	(166)	(168)	(165)
Purchase of intangible assets		(782)	(1,141)	(1,099)	(673)	(952)
Net cash provided by/(used in) investing activities		(26,167)	1,712	2,807	(27,327)	2,946
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		80,245	70,974	73,309	68,438	62,992
Redemption of debt issues		(67,100)	(62,596)	(55,899)	(58,931)	(52,671)
Payments for the principal portion of lease liabilities		(416)	(401)	(427)	(365)	(358)
Issue of loan capital (net of issue costs)		6,326	3,453	6,527	6,326	2,894
Redemption of loan capital		(1,957)	(1,171)	(2,344)	(1,951)	(1,171)
Payments for share buyback		(1,812)	-	(3,503)	(1,812)	-
Issue of perpetual preference shares (net of issue cost)		339	-	-	-	-
Purchase of shares relating to share-based payment arrangements		(56)	(32)	(33)	(56)	(32)
Purchase of treasury shares (including RSP and EIP restricted shares)		(56)	(47)	(49)	(56)	(47)
Payment of dividends		(5,652)	(4,504)	(4,337)	(5,652)	(4,504)
Dividends paid to NCI		(4)	(21)	(5)	-	-
Purchase of shares from NCI	35	(25)	-	-	-	-
Net cash provided by/(used in) financing activities		9,832	5,655	13,239	5,941	7,103
Net increase/(decrease) in cash and balances with central banks		(36,102)	(3,429)	33,000	(34,468)	(1,876)
Effect of exchange rate changes on cash and balances with central banks		(753)	694	897	(598)	160
Net (increase)/decrease in cash and balances with central banks included in assets held for sale		-	-	7	-	-
Cash and balances with central banks as at beginning of year		102,522	105,257	71,353	93,466	95,182
Cash and balances with central banks as at end of year	35	65,667	102,522	105,257	58,400	93,466

The above cash flow statements should be read in conjunction with the accompanying notes.

8 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2024, was authorised for issue by the Board of Directors on 3 November 2024. The Directors have the power to amend and reissue the financial report.

The material accounting policies are set out below and in the relevant notes to the financial statements. The accounting policy for the recognition and de-recognition of financial assets and financial liabilities precedes Note 9. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

(iii)	Standards adopted during the year ended 30 September 2024

AASB 2023-2 Amendments to Australian Accounting Standards – International Tax Reform – Pillar Two Model Rules (AASB 2023-2) was issued on 22 June 2023 and adopted by Westpac for the year ended 30 September 2024.

This Standard amends AASB 112 as a result of the Organisation for Economic Co-operation and Development’s (OECD) international tax reform, known as Pillar Two, to introduce:

●	a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the implementation of Pillar Two, which has been adopted by Westpac; and
●	disclosure requirements for impacted entities to help financial statement users better understand Westpac’s exposure to Pillar Two income taxes.

Pillar Two introduces new ‘top-up’ taxes for multinational enterprises (MNEs) within the scope of the rules to ensure that these MNEs pay a minimum effective rate of tax of 15% on profits in all jurisdictions.

The Pillar Two legislation has been enacted or substantially enacted in certain jurisdictions in which Westpac operates. The legislation is effective for Westpac’s financial year beginning 1 October 2024. Westpac has performed an assessment of its potential exposure to Pillar Two income taxes.

The assessment is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment performed, Westpac does not expect a material exposure to Pillar Two top-up taxes. The impact of the Pillar Two legislation on future financial performance will continue to be assessed.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	9

Note 1. Financial statements preparation (Continued)

(iv)	Other changes during the year ended 30 September 2024

Multinational tax reforms – Consolidated entity disclosure statement

During the year, the Federal Government passed legislation that made amendments to the Corporations Act 2001 to address tax transparency. The amendments require all public companies (listed and unlisted) to include a new “consolidated entity disclosure statement” in their financial reports. This statement requires information about entities in the consolidated group including the entities’ name, legal structure, location of incorporation or formation, percentage ownership and country of tax residency. These amendments apply to Westpac for the year ended 30 September 2024 and are included the Consolidated Entity Disclosure Statement of this Annual Report on page 127.

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

The resulting exchange differences are recognised in the foreign currency translation reserve in OCI.

Where Westpac hedges the currency translation risk arising from net investments in foreign operations, the gains or losses on the hedging instruments are also reflected in OCI to the extent the hedge is effective. When all or part of a foreign operation is disposed or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on disposal or repayment of borrowing.

(vii)Comparative revisions

Comparative information has been revised where appropriate to conform to changes in presentation in the current year and to enhance comparability.

10 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Financial statements preparation (Continued)

b.Critical accounting assumptions and estimates

Applying Westpac’s accounting policies requires the use of judgement, assumptions and estimates which impact the financial information. The significant assumptions and estimates used are discussed in the relevant notes below:

Note 7           Income tax

Note 10         Provision for expected credit losses (ECL)

Note 22         Fair values of financial assets and financial liabilities

Note 24         Intangible assets

Note 25         Provisions, contingent liabilities, contingent assets and credit commitments

Note 32         Superannuation commitments

Impact of climate-related risks

Westpac has considered the potential risk of climate change on its financial statements including both physical risks and transition risks. Westpac has concluded that based on the information and methodologies currently used, climate-related risks do not have a material impact on the judgements, assumptions and estimates for the year ended 30 September 2024. This conclusion also reflects that the most significant impacts of climate change is expected to mostly occur beyond the expected life of our exposures.

Key considerations in reaching this conclusion included assessing Westpac’s exposure to:

●	high transition risk industries as a proportion of overall credit exposures; and
●	physical risks that may arise from changing weather patterns and extreme weather events, with a particular focus on Westpac’s housing loans.

Climate change represents a significant source of uncertainty in the medium to long term which may affect our financial statements in the future. Measuring the financial impact of climate change continues to evolve and Westpac will continue to improve its climate scenario analysis and stress testing capabilities to assess these impacts.

Details of the provision for ECL, including overlays held in relation to physical climate-related risk, are provided in Note 10.

c.	Future developments
(i)	Accounting standards

AASB 18 Presentation and Disclosure in Financial Statements (AASB 18) was issued on 7 June 2024 and will be effective for the 30 September 2028 year end unless early adopted. AASB 18 will replace AASB 101 Presentation of Financial Statements. This standard will not change the recognition and measurement of items in the financial statements, but will impact the presentation and disclosure in the financial statements, including:

●	new categories and subtotals in the income statement to enhance comparability;
●	enhancing the disclosure of management defined performance measures; and
●	changes to the grouping of information in the financial statements to provide more useful information.

Westpac is continuing to assess the impact of adopting AASB 18.

AASB 2024-2 Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments (AASB 2024-2) was issued on 29 July 2024 and is effective for the 30 September 2027 year end unless early adopted.

The amendments include:

●	changes to disclosures for investments in equity instruments designated at fair value through other comprehensive income and additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs;
●	guidance on derecognition of financial liabilities criteria when using an electronic payments system; and
●	guidance on assessing contractual cash flow characteristics of financial assets with environmental, social and corporate governance (ESG) and similar features.

The standard is not expected to have a material impact for Westpac.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	11

Note 1. Financial statements preparation (Continued)

(ii)Other developments

AASB S1 General Requirements for Disclosure of Sustainability-related Financial Information (AASB S1) and AASB S2 Climate-related Disclosures (AASB S2) were issued by the AASB on 20 September 2024. AASB S1 is a voluntary standard while AASB S2 is mandatory. Both standards are effective for the Group for the 30 September 2026 year end unless early adopted.

These standards are Australian Sustainability Reporting Standards which are issued by the AASB and set out the sustainability-related and climate-related financial disclosures for sustainability reports and general purpose financial reports. The main features of these standards are described below.

AASB S1

This Standard applies to reporting sustainability-related financial information across a range of possible sustainability topics, including climate-related financial disclosures that form part of an entity’s general-purpose financial reporting. It sets out general requirements for the presentation of those disclosures, guidelines for their structure and minimum requirements for their content (including disclosures on governance, strategy, risk management, and metrics and targets), the location of disclosures, the timing of reporting and disclosures relating to judgements, uncertainties and errors.

AASB S2

This standard sets out disclosure requirements in general purpose financial reports about climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital over the short, medium or long term. The main climate-related financial disclosure requirements relate to four key areas of governance, strategy, risk management, and metrics and targets. The standard also requires disclosures on scenario analysis and greenhouse gas emissions (Scope 1, 2 and 3). General requirements such as the conceptual foundations for reporting such information, the location of disclosures, the timing of reporting and disclosures relating to judgements, uncertainties and errors are also provided.

The Group is continuing to assess the impact of adopting AASB S1 and AASB S2.

12 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL PERFORMANCE

Note 2. Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflect the management of the business, rather than the legal structure of Westpac.

The statutory amount of the net operating income and operating expenses segment line items are separated to show the balances excluding Notable Items and the total Notable Items for each of these categories. This is consistent with the information provided internally to Westpac’s key decision makers.

Notable Items are items that management believes are not reflective of Westpac’s ongoing business performance and are grouped into the following broad categories:

●
Unrealised fair value gains and losses on economic hedges that do not qualify for hedge accounting
●
Net ineffectiveness on qualifying hedges
●
Large items that are not reflective of Westpac’s ordinary operations. In individual reporting periods large items may include:

–

Provisions for remediation, litigation, fines and penalties

–

The impact of asset sales and revaluations

–

The write-down of assets (including goodwill and capitalised software)

–

Restructuring costs

Changes in presentation

In 2024, Westpac established a new operating segment called Business & Wealth and dissolved the Specialist Business Division (SBD). The remaining operating businesses of SBD, which included the Platforms business, Pacific Banking, Margin lending and the Auto finance portfolio were aggregated into the Business & Wealth segment. The past contribution from SBD’s sold businesses were aggregated with Group Businesses.

In addition, we have made some changes to enhance performance reporting and assessment:

●	Funds transfer pricing: The methodology by which the costs of wholesale funding and liquidity are allocated to segments have been refined.
●	Capital allocations: Revised capital allocations to align to the Basel III framework adopted in January 2023.
●	Expense allocations: Reallocation of Enterprise functions across segments.

These changes have been reflected in segment reporting so that the information presented aligns with information reported internally to key decision makers. Comparatives have been restated to align with the current period presentation.

Reportable operating segments

We are one of Australia’s leading providers of banking and selected financial services, operating under multiple brands, and predominantly in Australia and New Zealand, with a small presence in Europe, North America, Asia and the Pacific. We operate through a significant online capability supported by an extensive branch and ATM network, call centres and specialist relationship and product managers. Our operations comprise the following key segments:

●	Consumer provides a full range of banking products and services to customers in Australia through three lines of business consisting of mortgages, consumer finance and cash and transactional banking.
●	Business & Wealth comprises Business Banking, generally up to $200 million in exposure, Wealth Management, Private Wealth, Westpac Pacific and auto finance.
●	Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers.
●	Westpac New Zealand provides banking, and wealth products and services for consumer, business and institutional customers in New Zealand.
●	Group Businesses includes support functions such as Treasury, Customer & Corporate Services, Technology, Finance, Human Resources, Legal and other Enterprise Services. It also includes Group-wide elimination entries arising on consolidation, centrally raised provisions and other unallocated revenue and expenses.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	13

Note 2. Segment reporting (Continued)

The following tables present the segment results for Westpac.

			Westpac	Westpac			Notable
		Business &	Institutional	New	Group		Items	Income
$m	Consumer	Wealth	Bank	Zealand (A$)	Businesses	Total	(pre-tax)	statement
2024
Net interest income	7,632	5,338	2,240	2,388	1,318	18,916	(163)	18,753
Net fee income	515	341	653	179	(16)	1,672	-	1,672
Net wealth management income	-	395	-	39	7	441	-	441
Trading income	-	57	635	40	(16)	716	(12)	704
Other income	13	5	(23)	(1)	24	18	-	18
Notable Items	-	-	-	(8)	(167)	(175)	175	-
Net operating income	8,160	6,136	3,505	2,637	1,150	21,588	-	21,588
Operating expenses[a]	(4,787)	(2,626)	(1,465)	(1,262)	(804)	(10,944)	-	(10,944)
Total operating expenses	(4,787)	(2,626)	(1,465)	(1,262)	(804)	(10,944)	-	(10,944)
Pre-provision profit	3,373	3,510	2,040	1,375	346	10,644	-	10,644
Impairment (charges)/benefits	(248)	(142)	(120)	(25)	(2)	(537)	-	(537)
Profit before income tax expense	3,125	3,368	1,920	1,350	344	10,107	-	10,107
Income tax (expense)/benefit[b]	(941)	(1,012)	(553)	(377)	(234)	(3,117)	-	(3,117)
Net profit attributable to NCI	-	-	-	-	-	-	-	-
Net profit attributable to owners of WBC	2,184	2,356	1,367	973	110	6,990	-	6,990
Notable Items (post-tax)	-	-	-	(6)	(117)	(123)
Balance sheet
Loans	510,317	101,989	100,582	93,833	46	806,767
Deposits and other borrowings	334,462	144,289	119,795	74,912	47,031	720,489

2023
Net interest income	8,177	4,992	1,926	2,317	1,002	18,414	(97)	18,317
Net fee income	504	360	596	177	8	1,645	-	1,645
Net wealth management income	-	425	-	33	114	572	(10)	562
Trading income	-	47	692	33	(22)	750	(33)	717
Other income	20	12	79	(3)	53	161	243	404
Notable Items	-	(88)	-	-	191	103	(103)	-
Net operating income	8,701	5,748	3,293	2,557	1,346	21,645	-	21,645
Operating expenses[c]	(4,533)	(2,459)	(1,316)	(1,186)	(738)	(10,232)	(460)	(10,692)
Notable Items	(202)	(64)	(15)	(9)	(170)	(460)	460	-
Total operating expenses	(4,735)	(2,523)	(1,331)	(1,195)	(908)	(10,692)	-	(10,692)
Pre-provision profit	3,966	3,225	1,962	1,362	438	10,953	-	10,953
Impairment (charges)/benefits	(179)	(257)	(87)	(124)	(1)	(648)	-	(648)
Profit before income tax expense	3,787	2,968	1,875	1,238	437	10,305	-	10,305
Income tax (expense)/benefit[b]	(1,142)	(877)	(538)	(350)	(197)	(3,104)	-	(3,104)
Net profit attributable to NCI	-	(5)	-	-	(1)	(6)	-	(6)
Net profit attributable to owners of WBC	2,645	2,086	1,337	888	239	7,195	-	7,195
Notable Items (post-tax)	(148)	(107)	(10)	(7)	99	(173)
Balance sheet
Loans	492,716	95,548	92,568	92,488	(66)	773,254
Deposits and other borrowings	308,342	140,536	116,052	76,544	46,694	688,168

a.	Impairment of assets (including goodwill and other intangible assets) were insignificant for all the segments except for $55 million in Consumer.
b.	Includes tax benefits on Notable Items of $52 million (2023: $184 million)
c.	Impairment of assets (including goodwill and other intangible assets) were insignificant for all the segments except for $36 million in Group Businesses.

14 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Segment reporting (Continued)

			Westpac	Westpac			Notable
		Business &	Institutional	New	Group		Items	Income
$m	Consumer	Wealth	Bank	Zealand (A$)	Businesses	Total	(pre-tax)	statement
2022
Net interest income	8,473	3,508	1,438	2,107	1,080	16,606	555	17,161
Net fee income	508	381	605	185	(7)	1,672	(1)	1,671
Net wealth management and insurance income	-	441	-	54	364	859	(51)	808
Trading income	-	41	516	43	20	620	44	664
Other income	49	18	29	(3)	55	148	(846)	(698)
Notable Items	-	(1)	-	120	(418)	(299)	299	-
Net operating income	9,030	4,388	2,588	2,506	1,094	19,606	-	19,606
Operating expenses[a]	(4,411)	(2,446)	(1,265)	(1,072)	(987)	(10,181)	(621)	(10,802)
Notable Items	(66)	(13)	-	-	(542)	(621)	621	-
Total operating expenses	(4,477)	(2,459)	(1,265)	(1,072)	(1,529)	(10,802)	-	(10,802)
Pre-provision profit	4,553	1,929	1,323	1,434	(435)	8,804	-	8,804
Impairment (charges)/benefits	(187)	(97)	(85)	25	9	(335)	-	(335)
Profit before income tax expense	4,366	1,832	1,238	1,459	(426)	8,469	-	8,469
Income tax (expense)/benefit[b]	(1,314)	(553)	(372)	(382)	(149)	(2,770)	-	(2,770)
Net profit attributable to NCI	-	(4)	-	-	(1)	(5)	-	(5)
Net profit attributable to owners of WBC	3,052	1,275	866	1,077	(576)	5,694	-	5,694
Notable Items (post-tax)	(47)	(9)	-	119	(937)	(874)
Balance sheet
Loans	474,591	94,776	85,182	85,285	(187)	739,647
Deposits and other borrowings	280,534	142,133	117,252	71,202	48,008	659,129

a.	Impairment of assets (including goodwill and other intangible assets) were insignificant for all the segments except for the following:

- Group Businesses: $291 million; and

- Westpac Institutional Bank: $45 million.

b.	Includes tax benefits on Notable Items of $46 million.

Notable Items after tax

$m	2024	2023	2022
Economic hedges	(128)	(92)	470
Hedge ineffectiveness	5	66	(52)
Provisions for remediation, litigation, fines and penalties	-	(176)	(133)
Asset sales and revaluations	-	256	(876)
The write-down of assets	-	(87)	(283)
Restructuring costs	-	(140)	-
Total Notable Items after tax	(123)	(173)	(874)

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	15

Note 2. Segment reporting (Continued)

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Note 3 and Note 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2024		2023		2022
	$m	%	$m	%	$m	%
Revenue
Australia	48,442	84.7	40,222	85.4	20,198	78.6
New Zealand	6,809	11.9	5,053	10.7	5,010	19.5
Other overseas[a]	1,931	3.4	1,805	3.9	488	1.9
Total	57,182	100.0	47,080	100.0	25,696	100.0
Non-current assets[b]
Australia	11,573	89.0	11,782	89.7	11,606	91.0
New Zealand	1,319	10.1	1,282	9.8	1,088	8.5
Other overseas[a]	105	0.9	67	0.5	62	0.5
Total	12,997	100.0	13,131	100.0	12,756	100.0

a.	Other overseas included Pacific Islands, Asia, the Americas and Europe.
b.	Non-current assets represents property and equipment, and intangible assets.

16 WESTPAC GROUP 2024 ANNUAL REPORT

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

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Interest income
Calculated using the effective interest method
Cash and balances with central banks	4,123	4,277	683	3,651	3,785
Collateral paid	647	581	68	646	578
Investment securities	3,494	2,037	1,126	3,254	1,846
Loans	44,460	35,582	21,096	38,217	30,518
Other financial assets	15	38	2	13	37
Due from subsidiaries	-	-	-	2,577	2,145
Assets held for sale	-	-	6	-	-
Total interest income calculated using the effective interest method	52,739	42,515	22,981	48,358	38,909
Other
Net ineffectiveness on qualifying hedges	8	94	(77)	16	94
Trading securities and financial assets measured at FVIS	1,600	1,143	347	1,474	1,044
Due from subsidiaries	-	-	-	81	(146)
Total other	1,608	1,237	270	1,571	992
Total interest income	54,347	43,752	23,251	49,929	39,901
Interest expense
Calculated using the effective interest method
Collateral received	(317)	(327)	(64)	(302)	(319)
Deposits and other borrowings	(21,268)	(14,993)	(2,810)	(18,190)	(12,666)
Debt Issues	(6,094)	(4,667)	(2,257)	(5,422)	(4,221)
Due to subsidiaries	-	-	-	(3,324)	(2,802)
Loan capital	(1,848)	(1,448)	(1,026)	(1,773)	(1,408)
Other financial liabilities	(394)	(516)	(162)	(177)	(302)
Total interest expense calculated using the effective interest method	(29,921)	(21,951)	(6,319)	(29,188)	(21,718)
Other
Deposits and other borrowings	(2,389)	(1,925)	(399)	(2,248)	(1,789)
Trading liabilities[a]	(2,643)	(653)	1,169	(2,785)	(671)
Debt issues	(194)	(494)	(93)	(82)	(338)
Bank levy	(357)	(332)	(340)	(357)	(332)
Due to subsidiaries	-	-	-	242	131
Other interest expense	(90)	(80)	(108)	(74)	(69)
Total other	(5,673)	(3,484)	229	(5,304)	(3,068)
Total interest expense	(35,594)	(25,435)	(6,090)	(34,492)	(24,786)
Net interest income	18,753	18,317	17,161	15,437	15,115

a.	Includes net impact of Treasury balance sheet management activities.

1.

Included items relating to remediation costs recognised as a $47 million addition to net interest income (2023: $57 million reduction, 2022: $1 million addition) for the Group, and an addition of $38 million (2023: $67 million reduction) for the Parent Entity. Refer to Note 25 for further details.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	17

Note 3. Net interest income and average balance sheet and interest rates (Continued)

Average balance sheet and interest rates

The daily average balances of Westpac’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2024			2023			2022
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Loans:[a]
Australia	633,772	37,865	6.0	607,154	30,164	5.0	582,456	17,694	3.0
New Zealand	92,222	6,155	6.7	90,130	5,028	5.6	87,236	3,203	3.7
Other overseas	6,666	440	6.6	6,548	390	6.0	6,362	199	3.1
Housing[a]
Australia	439,121	24,982	5.7	424,427	19,640	4.6	411,950	11,851	2.9
New Zealand	60,810	3,561	5.9	59,319	2,702	4.6	57,050	1,796	3.1
Other overseas	407	17	4.2	468	18	3.8	492	19	3.9
Personal
Australia	10,684	1,039	9.7	11,954	1,001	8.4	13,910	1,084	7.8
New Zealand	1,063	97	9.1	1,094	102	9.3	1,126	115	10.2
Other overseas	7	1	14.3	7	1	14.3	7	1	14.3
Business[a]
Australia	183,967	11,844	6.4	170,773	9,523	5.6	156,596	4,759	3.0
New Zealand	30,349	2,497	8.2	29,717	2,224	7.5	29,060	1,292	4.4
Other overseas	6,252	422	6.7	6,073	371	6.1	5,863	179	3.1
Trading securities and financial assets measured at FVIS:
Australia	28,605	1,223	4.3	23,486	843	3.6	16,715	235	1.4
New Zealand	4,718	251	5.3	3,959	201	5.1	3,784	76	2.0
Other overseas	3,027	126	4.2	2,641	99	3.7	2,337	36	1.5
Investment securities:
Australia	85,208	3,227	3.8	66,631	1,822	2.7	70,804	985	1.4
New Zealand	6,570	201	3.1	6,164	148	2.4	4,950	85	1.7
Other overseas	2,147	66	3.1	2,082	67	3.2	2,027	56	2.8
Other interest earning assets:[b]
Australia	79,226	3,340	4.2	96,291	3,424	3.6	82,102	366	0.4
New Zealand	8,636	465	5.4	10,496	496	4.7	9,769	153	1.6
Other overseas	19,258	988	5.1	24,867	1,070	4.3	17,238	157	0.9
Assets held for sale:
Australia	-	-	-	-	-	-	425	6	1.4
Total interest earning assets and interest income[a]	970,055	54,347	5.6	940,449	43,752	4.7	886,205	23,251	2.6
Non-interest earning assets
Derivative financial instruments	16,786			23,423			23,395
Assets held for sale	-			-			2,444
All other assets[a,c]	70,468			59,356			62,719
Total non-interest earning assets[a]	87,254			82,779			88,558
Total assets	1,057,309			1,023,228			974,763

a.

Certain portions of loans are non-interest bearing and are presented below in All other assets. The non-interest bearing portion represents the impact of mortgage offset deposits which are taken into consideration when calculating interest charged on loans. In 2024, offset loans within New Zealand were reclassified and presented within All other assets. Comparatives have been revised to align with current period presentation.

b.	Interest income includes net ineffectiveness on qualifying hedges.
c.

Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets. Mortgage offset balances were $57,028 million (2023: $49,702 million, 2022: $47,328 million).

18 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3. Net interest income and average balance sheet and interest rates (Continued)

	2024			2023			2022
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits and other borrowings:[a]
Australia	489,693	19,413	4.0	460,149	13,544	2.9	427,097	2,249	0.5
New Zealand	65,070	3,220	4.9	63,760	2,464	3.9	60,678	765	1.3
Other overseas	19,356	1,024	5.3	20,132	910	4.5	21,175	195	0.9
Certificates of deposit
Australia	33,598	1,509	4.5	31,822	1,128	3.5	29,839	205	0.7
New Zealand	2,424	141	5.8	2,727	136	5.0	2,956	53	1.8
Other overseas	12,867	736	5.7	13,338	657	4.9	14,513	137	0.9
Transactions[a]
Australia	122,235	4,112	3.4	129,760	3,083	2.4	131,923	629	0.5
New Zealand	8,836	404	4.6	8,647	322	3.7	8,878	77	0.9
Other overseas	823	13	1.6	868	7	0.8	842	3	0.4
Savings[a]
Australia	189,405	7,007	3.7	164,800	4,620	2.8	160,261	654	0.4
New Zealand	18,465	635	3.4	19,376	537	2.8	20,722	132	0.6
Other overseas	996	25	2.5	1,035	25	2.4	935	5	0.5
Term
Australia	144,455	6,785	4.7	133,767	4,713	3.5	105,074	761	0.7
New Zealand	35,345	2,040	5.8	33,010	1,469	4.5	28,122	503	1.8
Other overseas	4,670	250	5.4	4,891	221	4.5	4,885	50	1.0
Repurchase agreements:
Australia	22,040	692	3.1	34,511	314	0.9	35,136	109	0.3
New Zealand	4,318	234	5.4	4,922	231	4.7	2,543	39	1.5
Other overseas	193	11	5.7	219	11	5.0	100	2	2.0
Loan capital:
Australia	37,229	1,676	4.5	31,895	1,313	4.1	28,961	934	3.2
New Zealand	2,983	172	5.8	2,489	135	5.4	1,747	92	5.3
Other interest bearing liabilities:[b]
Australia	164,722	8,370	5.1	154,859	5,990	3.9	137,796	1,308	0.9
New Zealand	20,134	768	3.8	19,986	464	2.3	18,579	403	2.2
Other overseas	953	14	1.5	1,854	59	3.2	1,876	(6)	(0.3)
Total interest bearing liabilities and interest expense[a]	826,691	35,594	4.3	794,776	25,435	3.2	735,688	6,090	0.8

Non-interest bearing liabilities
Deposits and other borrowings:[a]
Australia	119,408			117,538			121,074
New Zealand	10,891			12,213			14,139
Other overseas	1,333			1,292			1,038
Derivative financial instruments	21,413			26,353			24,750
Liabilities held for sale	-			-			682
All other liabilities	6,024			(218)			7,069
Total non-interest bearing liabilities[a]	159,069			157,178			168,752
Total liabilities	985,760			951,954			904,440
Shareholders’ equity	71,493			71,229			70,268
Non-controlling interests	56			45			55
Total equity	71,549			71,274			70,323
Total liabilities and equity	1,057,309			1,023,228			974,763

a.

In 2024, certain deposit products were reclassified between Savings and Transactions to align with how they are marketed to customers. The Group has also revised the attribution of certain deposit products between interest bearing and non-interest bearing. Comparatives have been revised to align with current period presentation.

b.	Interest expense includes the net impact of Treasury balance sheet management activities and the bank levy.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	19

Note 3. Net interest income and average balance sheet and interest rates (Continued)

Calculation of variances

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. The following table allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities:

●	Volume changes are determined based on the movements in average asset and liability balances; and
●	Interest rate changes are determined based on the change in interest rate associated with those assets and liabilities. Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

	2024			2023
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Loans:[a]
Australia	1,337	6,364	7,701	747	11,723	12,470
New Zealand	117	1,010	1,127	106	1,719	1,825
Other overseas	7	43	50	6	185	191
Housing[a]
Australia	853	4,489	5,342	492	7,297	7,789
New Zealand	65	794	859	57	849	906
Other overseas	-	(1)	(1)	1	(2)	(1)
Personal
Australia	43	(5)	38	46	(129)	(83)
New Zealand	2	(7)	(5)	4	(17)	(13)
Business
Australia	441	1,880	2,321	209	4,555	4,764
New Zealand	50	223	273	45	887	932
Other overseas	7	44	51	5	187	192
Trading securities and financial assets measured at FVIS:
Australia	185	195	380	101	507	608
New Zealand	38	12	50	4	121	125
Other overseas	15	12	27	5	58	63
Investment securities:
Australia	508	897	1,405	(65)	902	837
New Zealand	10	43	53	21	42	63
Other overseas	2	(3)	(1)	2	9	11
Other interest earning assets:
Australia	(569)	485	(84)	72	2,986	3,058
New Zealand	(88)	57	(31)	13	330	343
Other overseas	(245)	163	(82)	76	837	913
Assets held for sale:
Australia	-	-	-	(6)	-	(6)
Total change in interest income[a]	1,317	9,278	10,595	1,082	19,419	20,501

a.Comparatives have been revised to align with current period presentation.

20 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3. Net interest income and average balance sheet and interest rates (Continued)

	2024			2023
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest bearing liabilities
Deposits and other borrowings:[a]
Australia	922	4,947	5,869	150	11,145	11,295
New Zealand	51	705	756	40	1,659	1,699
Other overseas	(35)	149	114	(10)	725	715
Certificates of deposits
Australia	128	253	381	23	900	923
New Zealand	3	2	5	3	80	83
Other overseas	(25)	104	79	(7)	527	520
Transactions[a]
Australia	182	847	1,029	28	2,426	2,454
New Zealand	7	75	82	4	241	245
Other overseas	-	6	6	-	4	4
Savings[a]
Australia	278	2,109	2,387	60	3,906	3,966
New Zealand	11	87	98	6	399	405
Other overseas	(1)	1	-	-	20	20
Term
Australia	334	1,738	2,072	39	3,913	3,952
New Zealand	30	541	571	27	939	966
Other overseas	(9)	38	29	(3)	174	171
Repurchase agreements:
Australia	134	244	378	(17)	222	205
New Zealand	(28)	31	3	37	155	192
Other overseas	(1)	1	-	2	7	9
Loan capital:
Australia	219	144	363	84	295	379
New Zealand	27	10	37	39	4	43
Other interest bearing liabilities:
Australia	350	2,030	2,380	297	4,385	4,682
New Zealand	3	301	304	15	46	61
Other overseas	(41)	(4)	(45)	(1)	66	65
Total change in interest expense[a]	1,601	8,558	10,159	636	18,709	19,345
Change in net interest income:
Australia[a]	(164)	576	412	335	71	406
New Zealand[a]	24	75	99	13	348	361
Other overseas	(144)	69	(75)	98	291	389
Total change in net interest income[a]	(284)	720	436	446	710	1,156

a.	Comparatives have been revised to align with current period presentation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	21

Note 4. Non-interest income

Accounting policy

Non-interest income includes net fee income, net wealth management and insurance income, trading income and other income.

Net fee income

When another party is involved in providing goods or services to a Westpac customer, Westpac assesses whether the nature of the arrangement with its customer is as a principal provider or an agent of another party. Where Westpac is acting as an agent for another party, the income earned by Westpac is the net consideration received (i.e. the gross amount received from the customer less amounts paid to a third-party provider). As an agent, the net consideration represents fee income for facilitating the transaction between the customer and the third-party provider with primary responsibility for fulfilling the contract.

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

Transaction fees are earned for facilitating banking transactions such as FX fees, telegraphic transfers and issuing bank cheques. Fees for these one-off transactions are recognised once the transaction has been completed. Transaction fees are also recognised for credit card transactions including interchange fees net of scheme charges. These are recognised once the transaction has been completed; however, a component of interchange fees received is deferred as unearned income as Westpac has a future service obligation to customers under Westpac’s credit card reward programs.

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

22 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 4. Non-interest income (Continued)

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

Other income - dividend income

●
Dividends on quoted shares are recognised on the ex-dividend date; and
●
Dividends on unquoted shares are recognised when the Company’s right to receive payment is established.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	23

Note 4. Non-interest income (Continued)

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Net fees
Facility fees	763	697	686	709	647
Transaction fees	1,118	1,146	1,132	935	959
Other non-risk fee income	135	154	122	125	136
Fee income	2,016	1,997	1,940	1,769	1,742
Credit card loyalty programs	(134)	(153)	(126)	(106)	(120)
Transaction fee related expenses	(210)	(199)	(143)	(169)	(161)
Fee expenses	(344)	(352)	(269)	(275)	(281)
Net fees	1,672	1,645	1,671	1,494	1,461

Net wealth management and insurance
Net wealth management income	441	562	726	-	-
Life insurance premium income	-	-	834	-	-
Life insurance investment and other income	-	-	(141)	-	-
Total insurance premium, investment and other income	-	-	693	-	-
Life insurance claims, changes in life insurance liabilities and other expenses	-	-	(611)	-	-
Total insurance claims, changes in life insurance liabilities and other expenses	-	-	(611)	-	-
Net wealth management and insurance	441	562	808	-	-

Trading	704	717	664	637	678

Other
Dividends received from subsidiaries	-	-	-	1,284	1,050
Transactions with subsidiaries	-	-	-	564	550
Dividends received from other entities	3	1	4	1	1
Net gain/(loss) on disposal of assets	6	-	(3)	8	1
Net gain/(loss) on hedging of overseas operations	(1)	-	-	(4)	(51)
Net gain/(loss) on derivatives held for risk management purposes[a]	7	1	9	7	1
Net gain/(loss) on financial instruments measured at fair value	(24)	78	12	(32)	71
Net gain/(loss) on disposal of controlled entities and other businesses[b]	-	268	(823)	-	-
Other	27	56	103	23	45
Total other	18	404	(698)	1,851	1,668
Total non-interest income[c]	2,835	3,328	2,445	3,982	3,807

a.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of earnings.
b.	Included gains/loss on sale of:
●	2023: $243 million gain for Advance Asset Management Limited; and
●	2022: $1,112 million loss for Australian life insurance business, $170 million gain for Auto Finance and $119 million gain for NZ life insurance.
c.

Included items relating to remediation costs recognised as a $44 million reduction to non-interest income (2023: $52 million, 2022: $64 million) for the Group, and $30 million reduction (2023: $56 million) for the Parent Entity. Refer to Note 25 for further details.

Deferred income in relation to the credit card loyalty programs for Westpac was $338 million as at 30 September 2024 (2023: $324 million, 2022: $330 million) and $35 million for the Parent Entity (2023: $32 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for Westpac or the Parent Entity.

24 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 5. Operating expenses

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Staff
Employee remuneration, entitlements and on-costs	5,160	5,254	5,111	4,540	4,674
Superannuation	551	521	533	491	459
Share-based payments	97	90	88	94	88
Restructuring costs	91	233	134	75	226
Total staff	5,899	6,098	5,866	5,200	5,447
Occupancy
Operating lease rentals	116	153	170	99	128
Depreciation and impairment of property and equipment[a]	455	474	626	387	420
Other	129	159	118	120	139
Total occupancy	700	786	914	606	687
Technology
Amortisation and impairment of software assets[a]	908	629	655	802	573
Depreciation and impairment of IT equipment	125	132	177	99	108
Technology services[b]	871	735	721	770	645
Software maintenance and licences	770	603	506	653	504
Telecommunications	90	112	144	69	91
Total technology[b]	2,764	2,211	2,203	2,393	1,921
Other
Professional and processing services[b]	798	905	1,056	696	762
Postage and stationery	130	139	144	109	114
Advertising	176	169	158	150	137
Non-lending losses	111	65	104	88	52
Amortisation and impairment of other intangible assets and deferred expenditure[a]	34	2	123	2	2
Impairment of investments in subsidiaries	-	-	-	117	(14)
Other expenses[b]	332	317	234	367	365
Total other[b]	1,581	1,597	1,819	1,529	1,418
Total operating expenses[c]	10,944	10,692	10,802	9,728	9,473

a.	Impairment expenses included:
●	$32 million (2023: nil, 2022: $122 million) for goodwill and other intangibles assets for the Group, and nil (2023: nil) for the Parent Entity;
●	$19 million (2023: $8 million, 2022: $110 million) for computer software for the Group, and $19 million (2023: $8 million) for the Parent Entity; and
●	$8 million (2023: $31 million, 2022: $117 million) for property and equipment for the Group, and $8 million (2023: $31 million) for the Parent Entity.
b.

In 2024, the Group removed an immaterial expense line and reallocated the associated costs to other relevant expense categories. Comparatives have been revised to align with current period presentation.

c.

Included items relating to compliance, regulation and remediation costs of $1 million addition (2023: $7 million addition, 2022: $63 million addition) for the Group and $1 million addition (2023: $3 million reduction) for the Parent Entity. Refer to Note 25 for further details.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	25

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

Uncollectable loans

A loan may become uncollectable in full or part if, after following Westpac’s loan recovery procedures, Westpac remains unable to collect that loan’s contractual repayments. Uncollectable amounts are written off against their related provision for ECL, after all possible repayments have been received.

Where loans are secured, amounts are generally written off after receiving the proceeds from the security, or in certain circumstances, where the net realisable value of the security has been determined and this indicates that there is no reasonable expectation of full recovery, write-off may be earlier. Unsecured consumer loans are generally written off after 180 days past due.

Westpac may subsequently be able to recover cash flows from loans written off. In the period which these recoveries are made, they are recognised in the income statement.

The following table details impairment charges.

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Provisions raised/(released)
Performing	(150)	274	225	(142)	172
Non-performing	877	565	299	801	523
Recoveries	(190)	(191)	(189)	(184)	(184)
Impairment charges/(benefits)	537	648	335	475	511
of which relates to:
Loans and credit commitments	536	647	333	469	517
Debt securities at amortised cost	-	-	4	1	-
Debt securities at FVOCI	1	1	(2)	1	1
Due from subsidiaries	-	-	-	4	(7)
Impairment charges/(benefits)	537	648	335	475	511

Further details are included in Note 10.

26 WESTPAC GROUP 2024 ANNUAL REPORT

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

Critical accounting assumptions and estimates

Westpac operates in multiple tax jurisdictions and significant judgement is required in determining the worldwide current tax liability. There are many transactions with uncertain tax outcomes and provisions are determined based on the expected outcomes.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	27

Note 7. Income tax (Continued)

Income tax expense

The following table reconciles income tax expense to the profit before income tax expense.

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Profit before income tax	10,107	10,305	8,469	9,216	8,938
Tax at the Australian company tax rate of 30%	3,032	3,092	2,541	2,765	2,681
The effect of amounts which are not deductible/(assessable) in calculating taxable income:
Hybrid capital distributions	139	117	67	139	117
Life insurance tax adjustment on policyholder earnings	-	-	(1)	-	-
Dividend adjustments	-	3	-	(379)	(315)
Other non-assessable items	(4)	(9)	(97)	(3)	(1)
Other non-deductible items	25	49	409	23	44
Adjustment for overseas tax rates	(27)	(25)	(31)	(4)	(4)
Income tax (over)/under provided in prior years	(20)	7	(77)	(13)	(2)
Other items[a]	(28)	(130)	(41)	(3)	(16)
Total income tax expense	3,117	3,104	2,770	2,525	2,504
Income tax expense comprises:
Current income tax	3,125	3,009	2,661	2,520	2,393
Movement in deferred tax[b]	12	88	186	18	113
Income tax (over)/under provision in prior years	(20)	7	(77)	(13)	(2)
Total income tax expense	3,117	3,104	2,770	2,525	2,504
Total Australia	2,632	2,637	2,316	2,480	2,430
Total Overseas	485	467	454	45	74
Total income tax expense	3,117	3,104	2,770	2,525	2,504

a.	2023 included $86 million (Parent Entity: nil) related to the sale of Advance Asset Management Limited.
b.	2022 included a $41 million credit (Parent Entity: nil) in relation to assets and liabilities held for sale.

The effective tax rate was 30.84% in 2024 (2023: 30.12%, 2022: 32.71%).

Tax assets

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Current tax assets	13	5	13	5
Deferred tax assets	2,147	2,095	1,883	1,957
Total tax assets	2,160	2,100	1,896	1,962

Tax liabilities

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Current tax liabilities	569	780	408	607
Total tax liabilities	569	780	408	607

28 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 7. Income tax (Continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Amounts recognised in the income statements and opening retained profits
Provision for ECL on loans and credit commitments	1,519	1,465	1,314	1,267
Provision for long service leave, annual leave and other employee benefits	407	403	388	384
Property and equipment	203	222	192	195
Other provisions	167	240	141	219
Lease liabilities	576	592	508	531
All other liabilities	222	240	205	226
Total amounts recognised in the income statements and opening retained profits	3,094	3,162	2,748	2,822
Amounts recognised directly in OCI
Investment securities	206	-	206	-
Cash flow hedges	-	87	-	87
Total amounts recognised directly in OCI	206	87	206	87
Gross deferred tax assets	3,300	3,249	2,954	2,909
Set-off of deferred tax assets and deferred tax liabilities	(1,153)	(1,154)	(1,071)	(952)
Net deferred tax assets	2,147	2,095	1,883	1,957
Movements
Balance as at beginning of year	2,095	1,754	1,957	1,646
Recognised in the income statements	(68)	(141)	(74)	(155)
Recognised in OCI	119	87	119	87
Set-off of deferred tax assets and deferred tax liabilities	1	395	(119)	379
Balance as at end of year	2,147	2,095	1,883	1,957

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Amounts recognised in the income statements and opening retained profits
Finance lease transactions	112	194	106	190
Property and equipment	538	497	482	446
All other assets	232	247	232	240
Total amounts recognised in the income statements and opening retained profits	882	938	820	876
Amounts recognised directly in OCI
Investment securities	-	34	-	34
Cash flow hedges	233	138	214	-
Defined benefit	38	44	37	42
Total amounts recognised directly in OCI	271	216	251	76
Gross deferred tax liabilities	1,153	1,154	1,071	952
Set-off of deferred tax assets and deferred tax liabilities	(1,153)	(1,154)	(1,071)	(952)
Net deferred tax liabilities	-	-	-	-
Movements
Balance as at beginning of year	-	-	-	-
Recognised in the income statements	(56)	(53)	(56)	(42)
Recognised in OCI	55	(342)	175	(337)
Set-off of deferred tax assets and deferred tax liabilities	1	395	(119)	379
Balance as at end of year	-	-	-	-

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	29

Note 7. Income tax (Continued)

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The tax effect of the gross balances disclosed below would be based on the corporate tax rates applicable in the relevant jurisdictions, which range between 15% and 45%.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Deductible temporary differences
Tax losses on revenue account	422	448	422	448
Tax losses on capital account	265	184	150	64
Taxable temporary differences
Retained earnings of subsidiaries that would be subject to withholding tax if distributed	402	365	-	-

Note 8. Earnings per share

Accounting policy

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to owners of WBC by the weighted average number of ordinary shares on issue during the period. These numbers are adjusted for treasury shares and the dividends related to treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted. Refer to Note 14 and Note 31 for further information on the potential dilutive instruments.

	2024		2023		2022
$m	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to owners of WBC ($m)	6,990	6,990	7,195	7,195	5,694	5,694
Adjustment for restricted share dividends[a]	(7)	-	(5)	-	(3)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[b]	-	476	-	400	-	233
Adjusted net profit attributable to owners of WBC	6,983	7,466	7,190	7,595	5,691	5,927
Weighted average number of ordinary shares (# m)
Weighted average number of ordinary shares on issue	3,481	3,481	3,507	3,507	3,564	3,564
Treasury shares (including RSP and EIP restricted shares)[a]	(5)	(5)	(5)	(5)	(5)	(5)
Adjustment for potential dilution:
Share-based payments	-	6	-	4	-	4
Convertible loan capital[b]	-	413	-	385	-	326
Adjusted weighted average number of ordinary shares	3,476	3,895	3,502	3,891	3,559	3,889
Earnings per ordinary share (cents)	200.9	191.7	205.3	195.2	159.9	152.4

a.

Restricted shares are explained in Note 31. Some shares under the RSP and EIP - restricted shares have not vested and are not outstanding ordinary shares but do receive dividends. These RSP and EIP dividends are deducted to show the profit attributable to ordinary shareholders.

b.

The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 14 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year, or at the instruments’ issue dates, where issuance occurred partway through the year.

30 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Accounting policy

Recognition

Financial assets and financial liabilities, other than regular way transactions, are recognised when Westpac becomes a party to the terms of the contract, which is generally on settlement date (the date payment is made or cash advanced). Purchases and sales of financial assets in regular way transactions are recognised on trade date (the date on which Westpac commits to purchase or sell an asset).

De-recognition

Financial assets are de-recognised when the rights to receive cash flows from the asset have expired, or when Westpac has either transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full under a ‘pass through’ arrangement and transferred substantially all the risks and rewards of ownership.

There may be situations where Westpac has partially transferred the risks and rewards of ownership but has neither transferred nor retained substantially all the risks and rewards of ownership. In such situations, where Westpac retains control of the transferred asset, it will continue to be recognised in the balance sheet to the extent of Westpac’s continuing involvement in the asset.

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

Westpac determines the business model at the level that reflects how groups of financial assets are managed. When assessing the business model Westpac considers factors including how performance and risks are managed, evaluated and reported and the frequency and volume of, and reason for, sales in previous periods and expectations of sales in future periods.

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

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	31

FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Equity securities

Equity securities are classified and measured at FVOCI where they:

●
Are not held for trading; and
●
An irrevocable election is made by Westpac.

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

Westpac’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 22.

32 WESTPAC GROUP 2024 ANNUAL REPORT

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

The loan portfolio is dis-aggregated by location of booking office and product type, as follows.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Australia
Housing	503,271	485,474	503,270	485,466
Personal	10,174	11,289	10,174	11,288
Business	195,483	181,509	193,042	179,241
Total Australia	708,928	678,272	706,486	675,995
New Zealand
Housing	62,484	61,235	-	-
Personal	1,058	1,083	-	-
Business	31,055	31,008	306	369
Total New Zealand	94,597	93,326	306	369
Total other overseas	7,810	6,089	7,189	5,470
Gross loans	811,335	777,687	713,981	681,834
Provision for ECL on loans (refer to Note 10)	(4,568)	(4,433)	(3,938)	(3,813)
Total loans[a,b]	806,767	773,254	710,043	678,021

a.

Total net loans included securitised loans of $5,185 million (2023: $3,949 million) for the Group and $6,054 million (2023: $4,734 million) for the Parent Entity. The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

b.	Total net loans included assets pledged for the covered bond programs of $42,228 million (2023: $43,029 million) for the Group and $36,825 million (2023: $36,300 million) for the Parent Entity.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	33

Note 9. Loans (Continued)

The following table shows Westpac’s contractual maturity distribution of all loans as at 30 September 2024.

Consolidated		Over 1 year to	Over 5 years to
$m	Up to 1 year	5 years	15 years	Over 15 years	Total
Australia
Housing	5,272	1,007	21,536	475,456	503,271
Personal	6,385	3,074	715	-	10,174
Business	63,263	115,396	9,225	7,599	195,483
Total Australia	74,920	119,477	31,476	483,055	708,928
New Zealand
Housing	192	566	4,438	57,288	62,484
Personal	878	177	3	-	1,058
Business	19,762	11,215	77	1	31,055
Total New Zealand	20,832	11,958	4,518	57,289	94,597
Total other overseas	2,564	4,982	264	-	7,810
Total loans	98,316	136,417	36,258	540,344	811,335

The following table shows Westpac’s interest rate segmentation of loans maturing after one year as at 30 September 2024.

	Loans at	Loans at
Consolidated	variable	fixed
$m	interest rates	interest rates	Total
Interest rate segmentation of loans maturing after one year
Australia
Housing	452,824	45,175	497,999
Personal	1,814	1,975	3,789
Business	127,540	4,680	132,220
Total Australia	582,178	51,830	634,008
New Zealand
Housing	6,571	55,721	62,292
Personal	179	1	180
Business	937	10,356	11,293
Total New Zealand	7,687	66,078	73,765
Total other overseas	4,860	386	5,246
Total loans maturing after one year	594,725	118,294	713,019

34 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses

Accounting policy

Note 6 provides details of impairment charges.

Impairment applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, due from subsidiaries and credit commitments.

The ECL is recognised as follows:

●
Loans (including lease receivables), debt securities at amortised cost and due from subsidiaries: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Note 9 and Note 17);
●
Debt securities at FVOCI: in reserves in OCI with no reduction of the carrying value of the debt security itself (refer to Note 17 and Note 26); and
●
Credit commitments: as a provision (refer to Note 25).

Measurement

Westpac calculates the provision for ECL based on a three-stage approach. The provision for ECL is a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.

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

Stage 3: Lifetime ECL – non-performing

Financial assets in Stage 3 are those that are in default. This is aligned to the regulatory definition of default applied in the calculation of credit risk weighted assets. A default occurs when:

●
Westpac considers that the customer is unable to repay its credit obligations in full, irrespective of recourse by Westpac to actions such as realising security. Indicators include a breach of contract with Westpac such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on an individual basis; or
●
The customer is more than 90 days past due on any material credit obligation.

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

Expected life

In considering the lifetime time frame for ECL in Stages 2 and 3, the standard generally requires use of the remaining contractual life adjusted, where appropriate, for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit), Westpac’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the exposure to credit losses to the contractual notice period. For these facilities, lifetime is based on historical behaviour.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	35

Note 10. Provision for expected credit losses (Continued)

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

Critical accounting assumptions and estimates

Key judgements include when a significant increase in credit risk has occurred, the estimation of forward-looking macroeconomic information and overlays. Other factors which can impact the provision include the borrower’s financial situation, the realisable value of collateral, Westpac’s position relative to other claimants, the reliability of customer information and the likely cost and duration of recovering the loan.

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

Westpac does not rebut the presumption that instruments that are 30 days past due have experienced a SICR but this is used as a backstop rather than the primary indicator. In addition, the deferral of payments by customers in hardship arrangements is generally treated as an indication of a SICR.

Forward-looking macroeconomic information

The measurement of ECL for each stage and the assessment of significant increase in credit risk considers information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward-looking information is a critical accounting judgement. Westpac considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios.

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

The three macroeconomic scenarios are probability weighted and together represent Westpac’s view of the forward looking distribution of potential loss outcomes. The weighting applied to each of the three macroeconomic scenarios takes into account historical frequency, current trends, and forward-looking conditions.

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

36 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (Continued)

Loans and credit commitments

The following tables disclose the provision for ECL on loans and credit commitments by stage for Westpac and the Parent Entity.

	2024				2023
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consolidated
Provision for ECL on loans
Housing	162	879	639	1,680	152	1,036	513	1,701
Personal	61	207	99	367	64	198	98	360
Business	405	1,163	953	2,521	355	1,231	786	2,372
Total loans ECL provision (Note 9)	628	2,249	1,691	4,568	571	2,465	1,397	4,433
Provision for ECL on credit commitments
Housing	7	18	-	25	6	16	-	22
Personal	16	27	-	43	18	27	-	45
Business	110	300	38	448	111	300	19	430
Total credit commitments ECL provision (Note 25)	133	345	38	516	135	343	19	497
Total provision for ECL on loans and credit commitments	761	2,594	1,729	5,084	706	2,808	1,416	4,930
Presented as provision for ECL on:
Individually assessed provisions	-	-	536	536	-	-	351	351
Collectively assessed provisions	761	2,594	1,193	4,548	706	2,808	1,065	4,579
Total provision for ECL on loans and credit commitments	761	2,594	1,729	5,084	706	2,808	1,416	4,930
Gross loans	639,900	161,121	10,314	811,335	605,761	163,583	8,343	777,687
Credit commitments	181,275	30,395	441	212,111	177,971	27,814	366	206,151
Gross loans and credit commitments	821,175	191,516	10,755	1,023,446	783,732	191,397	8,709	983,838
Coverage ratio on loans (%)	0.10	1.40	16.40	0.56	0.09	1.51	16.74	0.57
Coverage ratio on loans and credit commitments (%)	0.09	1.35	16.08	0.50	0.09	1.47	16.26	0.50

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	37

Note 10. Provision for expected credit losses (Continued)

	2024				2023
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Parent Entity
Provision for ECL on loans
Housing	136	743	575	1,454	117	907	446	1,470
Personal	54	184	92	330	55	172	90	317
Business	348	968	838	2,154	306	1,026	694	2,026
Total loans ECL provision (Note 9)	538	1,895	1,505	3,938	478	2,105	1,230	3,813
Provision for ECL on credit commitments
Housing	6	14	-	20	4	13	-	17
Personal	12	17	-	29	13	19	-	32
Business	105	283	27	415	105	282	18	405
Total credit commitments ECL provision (Note 25)	123	314	27	464	122	314	18	454
Total provision for ECL on loans and credit commitments	661	2,209	1,532	4,402	600	2,419	1,248	4,267
Presented as provision for ECL on:
Individually assessed provisions	-	-	437	437	-	-	301	301
Collectively assessed provisions	661	2,209	1,095	3,965	600	2,419	947	3,966
Total provision for ECL on loans and credit commitments	661	2,209	1,532	4,402	600	2,419	1,248	4,267
Gross loans	564,844	139,828	9,309	713,981	533,446	140,873	7,515	681,834
Credit commitments	160,418	27,033	411	187,862	156,080	24,390	343	180,813
Gross loans and credit commitments	725,262	166,861	9,720	901,843	689,526	165,263	7,858	862,647
Coverage ratio on loans (%)	0.10	1.36	16.17	0.55	0.09	1.49	16.37	0.56
Coverage ratio on loans and credit commitments (%)	0.09	1.32	15.76	0.49	0.09	1.46	15.88	0.49

38 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (Continued)

Movement in provision for ECL on loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

●	“Transfers between stages” lines represent transfers between Stage 1, Stage 2 and Stage 3 prior to re-measurement of the provision for ECL;
●	“Business activity during the year” represents new accounts originated during the year net of those that were de-recognised due to final repayments during the year;
●	“Net re-measurement of provision for ECL” line represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes in portfolio overlays, changes due to forward-looking economic scenarios and partial repayments and additional draw-downs on existing facilities over the year; and
●	“Write-offs” represent a reduction in the provision for ECL as a result of de-recognition of exposures where there is no reasonable expectation of full recovery.

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance as at 30 September 2022	885	2,341	1,399	4,625	777	2,063	1,240	4,080
Transfers to Stage 1[a]	1,252	(1,119)	(133)	-	1,115	(990)	(125)	-
Transfers to Stage 2[a]	(588)	1,069	(481)	-	(503)	941	(438)	-
Transfers to Stage 3[a]	(7)	(489)	496	-	(6)	(443)	449	-
Business activity during the year[a]	226	(243)	(141)	(158)	191	(223)	(130)	(162)
Net remeasurement of provision for ECL[a]	(1,066)	1,238	824	996	(975)	1,071	767	863
Write-offs	-	-	(601)	(601)	-	-	(554)	(554)
Exchange rate and other adjustments	4	11	53	68	1	-	39	40
Balance as at 30 September 2023	706	2,808	1,416	4,930	600	2,419	1,248	4,267
Transfers to Stage 1	1,222	(1,165)	(57)	-	1,088	(1,036)	(52)	-
Transfers to Stage 2	(315)	822	(507)	-	(274)	724	(450)	-
Transfers to Stage 3	(3)	(608)	611	-	(3)	(527)	530	-
Business activity during the year	303	(328)	(293)	(318)	267	(308)	(243)	(284)
Net remeasurement of provision for ECL	(1,149)	1,070	1,123	1,044	(1,016)	937	1,016	937
Write-offs	-	-	(620)	(620)	-	-	(573)	(573)
Exchange rate and other adjustments	(3)	(5)	56	48	(1)	-	56	55
Balance as at 30 September 2024	761	2,594	1,729	5,084	661	2,209	1,532	4,402

a.

The attribution of amounts disclosed in the movement schedule has been revised to better reflect the nature of the changes in the provision for ECL. Comparatives have been revised to align with current period presentation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	39

Note 10. Provision for expected credit losses (Continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Housing
Balance as at 30 September 2022	143	1,095	415	1,653	106	1,016	369	1,491
Transfers to Stage 1[a]	316	(311)	(5)	-	295	(292)	(3)	-
Transfers to Stage 2[a]	(60)	316	(256)	-	(55)	290	(235)	-
Transfers to Stage 3[a]	-	(131)	131	-	-	(125)	125	-
Business activity during the year[a]	41	(98)	(106)	(163)	40	(97)	(99)	(156)
Net remeasurement of provision for ECL[a]	(284)	176	364	256	(265)	128	316	179
Write-offs	-	-	(50)	(50)	-	-	(43)	(43)
Exchange rate and other adjustments	2	5	20	27	-	-	16	16
Balance as at 30 September 2023	158	1,052	513	1,723	121	920	446	1,487
Transfers to Stage 1	351	(345)	(6)	-	311	(307)	(4)	-
Transfers to Stage 2	(41)	310	(269)	-	(36)	276	(240)	-
Transfers to Stage 3	-	(196)	196	-	-	(183)	183	-
Business activity during the year	59	(131)	(158)	(230)	55	(123)	(143)	(211)
Net remeasurement of provision for ECL	(357)	209	396	248	(309)	174	357	222
Write-offs	-	-	(57)	(57)	-	-	(46)	(46)
Exchange rate and other adjustments	(1)	(2)	24	21	-	-	22	22
Balance as at 30 September 2024	169	897	639	1,705	142	757	575	1,474

Personal
Balance as at 30 September 2022	99	250	123	472	85	218	112	415
Transfers to Stage 1[a]	359	(356)	(3)	-	323	(322)	(1)	-
Transfers to Stage 2[a]	(59)	126	(67)	-	(54)	114	(60)	-
Transfers to Stage 3[a]	-	(132)	132	-	-	(123)	123	-
Business activity during the year[a]	28	(15)	-	13	26	(13)	-	13
Net remeasurement of provision for ECL[a]	(346)	350	256	260	(312)	317	244	249
Write-offs	-	-	(358)	(358)	-	-	(341)	(341)
Exchange rate and other adjustments	1	2	15	18	-	-	13	13
Balance as at 30 September 2023	82	225	98	405	68	191	90	349
Transfers to Stage 1	358	(356)	(2)	-	325	(324)	(1)	-
Transfers to Stage 2	(59)	106	(47)	-	(56)	98	(42)	-
Transfers to Stage 3	-	(136)	136	-	-	(128)	128	-
Business activity during the year	36	(9)	-	27	34	(8)	-	26
Net remeasurement of provision for ECL	(340)	405	295	360	(305)	372	283	350
Write-offs	-	-	(394)	(394)	-	-	(378)	(378)
Exchange rate and other adjustments	-	(1)	13	12	-	-	12	12
Balance as at 30 September 2024	77	234	99	410	66	201	92	359

a.

The attribution of amounts disclosed in the movement schedule has been revised to better reflect the nature of the changes in the provision for ECL. Comparatives have been revised to align with current period presentation.

40 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (Continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business
Balance as at 30 September 2022	643	996	861	2,500	586	829	759	2,174
Transfers to Stage 1[a]	577	(452)	(125)	-	497	(376)	(121)	-
Transfers to Stage 2[a]	(469)	627	(158)	-	(394)	537	(143)	-
Transfers to Stage 3[a]	(7)	(226)	233	-	(6)	(195)	201	-
Business activity during the year[a]	157	(130)	(35)	(8)	125	(113)	(31)	(19)
Net remeasurement of provision for ECL[a]	(436)	712	204	480	(398)	626	207	435
Write-offs	-	-	(193)	(193)	-	-	(170)	(170)
Exchange rate and other adjustments	1	4	18	23	1	-	10	11
Balance as at 30 September 2023	466	1,531	805	2,802	411	1,308	712	2,431
Transfers to Stage 1	513	(464)	(49)	-	452	(405)	(47)	-
Transfers to Stage 2	(215)	406	(191)	-	(182)	350	(168)	-
Transfers to Stage 3	(3)	(276)	279	-	(3)	(216)	219	-
Business activity during the year	208	(188)	(135)	(115)	178	(177)	(100)	(99)
Net remeasurement of provision for ECL	(452)	456	432	436	(402)	391	376	365
Write-offs	-	-	(169)	(169)	-	-	(149)	(149)
Exchange rate and other adjustments	(2)	(2)	19	15	(1)	-	22	21
Balance as at 30 September 2024	515	1,463	991	2,969	453	1,251	865	2,569

a.

The attribution of amounts disclosed in the movement schedule has been revised to better reflect the nature of the changes in the provision for ECL. Comparatives have been revised to align with current period presentation.

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Loans and credit commitments:
Business activity during the year[a]	(318)	(158)	(284)	(162)
Net remeasurement of the provision for ECL[a]	1,044	996	937	863
Impairment charges for debt securities at amortised cost	-	-	1	-
Impairment charges for debt securities at FVOCI	1	1	1	1
Impairment on due from subsidiaries	-	-	4	(7)
Recoveries	(190)	(191)	(184)	(184)
Impairment charges/(benefits) (Note 6)	537	648	475	511

a.

The attribution of amounts disclosed in the movement schedule has been revised to better reflect the nature of the changes in the provision for ECL. Comparatives have been revised to align with current period presentation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	41

Note 10. Provision for expected credit losses (Continued)

Total write-offs net of recoveries to average loans

	Consolidated
%	2024	2023
Write-offs net of recoveries to average loans
Housing	0.01	0.01
Personal	2.21	1.78
Business	0.05	0.07
Total write-offs net of recoveries to average loans	0.05	0.05

Write-offs still under enforcement activity

Of the amount of current year write-offs, $596 million for the Group (2023: $581 million) and $549 million (2023: $534 million) for the Parent Entity represent balances that the Group was still entitled to recover.

Impact of overlays on the provision for ECL on loans and credit commitments

The following table attributes the provision for ECL on loans and credit commitments between modelled ECL and portfolio overlays.

Portfolio overlays are used to capture areas of potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Modelled provision for ECL on loans and credit commitments	4,905	4,498	4,205	3,880
Overlays	179	432	197	387
Total provision for ECL on loans and credit commitments	5,084	4,930	4,402	4,267

Details of changes related to forward-looking economic inputs and portfolio overlays, based on reasonable and supportable information up to the date of this report, are provided below.

Modelled provision for ECL on loans and credit commitments

The modelled provision for ECL on loans and credit commitments is a probability weighted estimate based on three scenarios which together represent the Group’s view of the forward-looking distribution of potential loss outcomes. Changes in the modelled provision for ECL are reflected through the “net remeasurement of provision for ECL” line item. Overlays are used to capture potential risk and uncertainty in the portfolio that are not captured in the underlying modelled ECL.

42 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Provision for expected credit losses (Continued)

The base case scenario uses the following Westpac Economic forecasts:

Key economic assumptions for base case scenario	30 September 2024	30 September 2023
Annual GDP: Australia	Forecast growth of 1.5% for calendar year 2024 and 2.4% for calendar year 2025	Forecast growth of 1.2% for calendar year 2023 and 1.6% for calendar year 2024
New Zealand	Forecast growth of 0.1% for calendar year 2024 and 2.0% for calendar year 2025	Forecast growth of 0.8% for calendar year 2023 and 0.2% for calendar year 2024
Commercial property index, Australia	Forecast price contraction of 11.5% for calendar year 2024 and growth of 1.3% for calendar year 2025	Forecast price contraction of 15.0% for calendar year 2023 and 0.5% for calendar year 2024
Residential property prices: Australia	Forecast price growth of 5.7% for calendar year 2024 and 4.0% for calendar year 2025	Forecast price growth of 5.8% for calendar year 2023 and 4.0% for calendar year 2024
New Zealand	Forecast price growth of 0.7% for calendar year 2024 and 6.4% for calendar year 2025	Forecast price contraction of 1.0% for calendar year 2023 and growth of 7.7% for calendar year 2024
Cash rate, Australia	Forecast cash rate of 4.35% at December 2024 and 3.35% at December 2025	Forecast cash rate of 4.1% at December 2023 and 3.6% at December 2024
Unemployment rate: Australia	Forecast rate of 4.3% at December 2024 and 4.6% at December 2025	Forecast rate of 3.9% at December 2023 and 4.7% at December 2024
New Zealand	Forecast rate of 5.3% at December 2024 and 5.6% at December 2025	Forecast rate of 4.3% at December 2023 and 5.2% at December 2024

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

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	43

Note 10. Provision for expected credit losses (Continued)

The following sensitivity table shows the reported provision for ECL on loans and credit commitments based on the probability weighted scenarios and what the provision for ECL on loans and credit commitments would be assuming a 100% weighting to the base case scenario and to the downside scenario (with all other assumptions held constant).

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Reported probability-weighted ECL	5,084	4,930	4,402	4,267
100% base case ECL	3,559	3,409	3,089	2,927
100% downside ECL	7,195	6,849	6,221	5,957

If 1% of Stage 1 loans and credit commitments (calculated on a 12 month ECL) were transferred to Stage 2 (calculated on a lifetime ECL), the provision for ECL on loans and credit commitments would increase by $93 million (2023: $78 million) for Westpac and $81 million (2023: $70 million) for the Parent Entity. This estimate applies the average modelled provision coverage ratio by stage to the transfer of loans and credit commitments.

The following table discloses the economic weights applied by Westpac and the Parent Entity. In 2024, the downside scenario weight was reduced by 2.5% and base case weight increased by the same value, reflecting a modest reduction in broader macroeconomic uncertainty:

Scenario weightings (%)	2024	2023
Upside	5.0	5.0
Base	52.5	50.0
Downside	42.5	45.0

The Group’s definition of default is aligned to the regulatory definition of default applied in the calculation of credit risk weighted assets.

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

Westpac’s total portfolio overlays as at 30 September 2024 were $179 million (2023: $432 million) for the Group and $197 million (2023: $387 million) for the Parent Entity, and comprise:

●	$77 million (2023: $302 million) for the Group and $106 million (2023: $275 million) for the Parent Entity for consumers, mostly reflecting potential high consumer stress from higher interest rates and inflation. The Group included a negative overlay for WNZL;
●	$32 million (2023: $60 million) for the Group and $21 million (2023: $42 million) for the Parent Entity mostly reflecting the impact of potential supply chain disruptions and labour shortages in certain industries; and
●	$70 million (2023: $70 million) for the Group and $70 million (2023: $70 million) for the Parent Entity for the expected impact of extreme weather events on customers.

Changes in portfolio overlays are reflected through the “net remeasurement of provision for ECL” line item.

Impact of changes in credit exposures on the provision for ECL on loans and credit commitments

●	Stage 1 credit exposures increased by $37.4 billion (2023: net decrease of $15.6 billion) for Westpac and $35.7 billion (2023: net decrease of $10.8 billion) for the Parent Entity. This was driven by new lending across the housing and business loan portfolios, which also drove the overall increase in stage 1 ECL.
●	Stage 2 credit exposures increased by $0.1 billion (2023: increased by $54.3 billion) for Westpac and $1.6 billion (2023: increased by $40.5 billion) for the Parent Entity, driven by a net transfer of business TCE from stage 1 in response to updated model economics, partly offset by net runoff across business and certain housing loan portfolios. Stage 2 ECL decreased, driven by a reduction in overlays to the housing portfolio, reduction in downside scenario weighting and net improvement in the average credit quality of the stage 2 business portfolio.
●	Stage 3 credit exposures increased by $2.0 billion (2023: increased by $1.1 billion) for Westpac and $1.9 billion (2023: increased by $0.9 billion) for the Parent Entity. This was driven by an increase in the balance of housing loans that are 90 days past due and certain downgrades within the business portfolio.

44 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management

		Note
Index	Note name	number
Credit risk	Credit risk management framework	11.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.	Credit risk ratings system	11.2
	Credit risk concentrations and maximum exposure to credit risk	11.3
	Credit quality of financial assets	11.4
	Credit risk mitigation, collateral and other credit enhancements	11.5

11.1.  Credit risk management framework

Please refer to Note 21.1 for details of Westpac’s overall risk management framework.

●	Westpac maintains a Credit Risk Management Framework, a Credit Risk Management Strategy, and a Credit Risk Appetite Statement, and a number of supporting policies and appetite statements that define roles and responsibilities, acceptable practices, limits and key controls.
●	The Credit Risk Management Framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls for managing credit risk.
●	The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of Westpac’s credit portfolio and the development and review of key credit risk policies.
●	The Credit Risk Rating System Policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes.
●	All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies.
●	An annual review is performed of the Credit Risk Rating System by the BRiskC and CREDCO.
●	Specific credit risk estimates (including PD, LGD and EAD levels) are overseen and reviewed annually in line with Westpac’s Credit Model Risk Policy. Models are approved under delegated authority from the Chief Risk Officer. Model Risk is overseen by Westpac’s Model Risk Committee.
●	In determining the provision for ECL, the forward-looking economic inputs and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).
●	Policies for the delegation of credit approval authorities and formal limits for the extension of credit are established throughout Westpac.
●	Credit manuals are established and maintained throughout Westpac including policies governing the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks.
●	Climate change related credit risks are considered in line with our Climate Change Position Statement and Action Plan. Climate change risks are managed in accordance with Westpac’s risk framework which is supported by the Sustainability Risk Management Framework (SRMF), Group Environmental, Social and Governance (ESG) Credit Risk Policy and Board Risk Appetite Statements (RAS). The Climate Change Credit Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across Westpac and reports to CREDCO.
●	Westpac’s ESG Credit Risk Policy details Westpac’s overall approach to managing ESG risks in the credit risk process for applicable transactions.
●	Sector policies guide credit extension where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or permitted collateral).

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	45

Note 11. Credit risk management (Continued)

11.2.  Credit risk ratings system

The principal objective of the credit risk rating system is to assess the credit risk to which Westpac is exposed. Westpac has two main approaches to this assessment.

Transaction-managed customers

Transaction managed customers are generally customers with business lending exposures. They are individually assigned a Customer Risk Grade (CRG), corresponding to their expected PD. Each facility is assigned an LGD. Westpac’s risk rating system has a tiered scale of risk grades for both non-defaulted customers and defaulted customers. Non-defaulted CRGs are mapped to Moody’s and S&P Global Ratings (S&P) external senior unsecured ratings.

The table below shows Westpac’s high level CRGs for transaction-managed portfolios mapped to Westpac’s credit quality disclosure categories and to their corresponding external rating.

Transaction-managed
Financial statement disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+
Westpac Rating
Weak	E	Watchlist
	F	Special Mention
	G	Substandard/Default
	H	Doubtful/Default

Program-managed portfolio

The program-managed portfolio generally includes retail products such as mortgages, personal lending (including credit cards) as well as certain small to medium sized enterprise lending. These credit exposures are grouped into pools of similar risk based on the analysis of characteristics that have historically predicted the likelihood of default, and a PD is assigned relative to the credit exposure’s pool. The exposure is then assigned to strong, satisfactory or weak by benchmarking that PD against transaction-managed exposures, which are in turn mapped to external ratings per the above table. In addition, any program-managed exposures that are one or more days past due are classified as weak.

11.3.  Credit risk concentrations and maximum exposure to credit risk

Credit risk concentrations

Credit risk is concentrated when a number of counterparties are engaged in similar activities, have similar economic characteristics and thus may be similarly affected by changes in economic or other conditions.

Westpac monitors its credit portfolio to manage risk concentrations and rebalance the portfolio.

Individual customers or groups of related customers

Westpac has large exposure limits governing the aggregate size of credit exposure normally acceptable to individual customers and groups of related customers. These limits are tiered by customer risk grade.

Specific industries

Exposures to businesses, governments and other financial institutions are classified into a number of industry clusters based on related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against Westpac’s industry risk appetite limits.

Individual countries

Westpac has limits governing risks related to individual countries, such as political situations, government policies and economic conditions that may adversely affect either a customer’s ability to meet its obligations to Westpac, or Westpac’s ability to realise its assets in a particular country.

46 WESTPAC GROUP 2024 ANNUAL REPORT

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

The following tables set out the credit risk concentrations to which Westpac and the Parent Entity are exposed for on-balance sheet financial assets and for undrawn credit commitments.

The balances for trading securities and financial assets measured at FVIS and investment securities exclude equity securities as the primary financial risk is not credit risk.

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 16)
●
47% (2023: 58%) were issued by financial institutions for Westpac;

48% (2023: 59%) for the Parent Entity.

●
50% (2023: 37%) were issued by government or semi-government authorities for Westpac;

49% (2023: 37%) for the Parent Entity.

●
82% (2023: 76%) were held in Australia by Westpac;

86% (2023: 83%) by the Parent Entity.

Investment securities (Note 17)
●
17% (2023: 21%) were issued by financial institutions for Westpac;

17% (2023: 22%) for the Parent Entity.

●
82% (2023: 79%) were issued by government or semi-government authorities for Westpac;

83% (2023: 78%) for the Parent Entity.

●
91% (2023: 89%) were held in Australia by Westpac;

99% (2023: 99%) by the Parent Entity.

Loans (Note 9)	The following tables provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 20)	● 81% (2023: 80%) were issued by financial institutions for both Westpac and the Parent Entity. ● 90% (2023: 75%) were held in Australia by Westpac; 91% (2023: 76%) by the Parent Entity.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	47

Note 11. Credit risk management (Continued)

		2024				2023[a]
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Consolidated		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	9,810	26	1,637	11,473	8,818	22	1,619	10,459
Agriculture, forestry and fishing	13,733	40	2,713	16,486	11,894	52	2,695	14,641
Construction	7,900	33	4,623	12,556	7,140	37	4,496	11,673
Finance and insurance	29,484	112,860	13,801	156,145	28,162	131,658	13,718	173,538
Government, administration and defence	811	99,830	1,558	102,199	1,030	62,231	1,414	64,675
Manufacturing	9,997	499	8,361	18,857	9,721	824	7,489	18,034
Mining	2,865	415	3,038	6,318	2,506	520	3,364	6,390
Property	60,767	546	13,771	75,084	55,970	668	13,342	69,980
Property services and business services	14,321	149	7,921	22,391	13,468	207	6,542	20,217
Services	13,015	108	8,369	21,492	13,464	86	8,546	22,096
Trade	15,159	366	9,933	25,458	14,101	452	9,457	24,010
Transport and storage	10,289	681	6,313	17,283	8,862	668	5,440	14,970
Utilities	8,175	983	8,373	17,531	7,306	924	5,879	14,109
Retail lending	511,025	1,056	84,006	596,087	494,306	936	85,644	580,886
Other	1,577	592	1,781	3,950	1,524	576	1,545	3,645
Total Australia	708,928	218,184	176,198	1,103,310	678,272	199,861	171,190	1,049,323
New Zealand
Accommodation, cafes and restaurants	313	3	32	348	318	1	33	352
Agriculture, forestry and fishing	8,352	41	573	8,966	8,826	62	627	9,515
Construction	385	1	566	952	408	2	460	870
Finance and insurance	4,757	11,364	1,838	17,959	4,440	13,347	2,414	20,201
Government, administration and defence	210	8,820	812	9,842	183	7,598	809	8,590
Manufacturing	1,785	58	1,444	3,287	2,142	33	1,378	3,553
Mining	151	2	125	278	156	4	72	232
Property	7,604	649	1,080	9,333	7,011	618	1,291	8,920
Property services and business services	962	121	357	1,440	996	111	418	1,525
Services	1,961	45	823	2,829	1,621	26	1,106	2,753
Trade	2,164	32	1,154	3,350	2,409	25	1,118	3,552
Transport and storage	661	105	362	1,128	763	115	404	1,282
Utilities	1,621	557	1,340	3,518	1,566	606	1,488	3,660
Retail lending	63,563	117	14,221	77,901	62,339	92	13,960	76,391
Other	108	77	123	308	148	81	161	390
Total New Zealand	94,597	21,992	24,850	141,439	93,326	22,721	25,739	141,786
Other overseas
Accommodation, cafes and restaurants	85	-	11	96	107	-	10	117
Agriculture, forestry and fishing	2	-	1	3	3	-	1	4
Construction	34	-	73	107	60	-	127	187
Finance and insurance	3,656	9,447	4,964	18,067	2,414	14,091	4,417	20,922
Government, administration and defence	-	4,389	-	4,389	-	3,218	-	3,218
Manufacturing	958	3	1,500	2,461	212	1	1,639	1,852
Mining	28	-	931	959	33	-	666	699
Property	472	2	37	511	466	1	43	510
Property services and business services	503	35	797	1,335	543	22	400	965
Services	36	-	629	665	196	2	335	533
Trade	909	3	1,813	2,725	999	3	1,359	2,361
Transport and storage	527	15	108	650	438	6	132	576
Utilities	232	1	139	372	233	1	39	273
Retail lending	328	-	13	341	347	3	14	364
Other	40	97	47	184	38	75	40	153
Total other overseas	7,810	13,992	11,063	32,865	6,089	17,423	9,222	32,734
Total gross credit risk	811,335	254,168	212,111	1,277,614	777,687	240,005	206,151	1,223,843

a.

In 2024, the Group revised the attribution of certain exposures between industry categories to better align with their presentation for regulatory reporting. Certain LCH cleared derivative exposures were also reclassified between locations to better reflect the location of the underlying risk. Comparatives have been revised to align with current period presentation.

48 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (Continued)

		2024				2023[a]
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Parent Entity		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	9,777	26	1,637	11,440	8,784	22	1,619	10,425
Agriculture, forestry and fishing	13,659	40	2,713	16,412	11,828	52	2,695	14,575
Construction	7,188	31	4,623	11,842	6,540	36	4,496	11,072
Finance and insurance	29,430	160,947	13,801	204,178	28,098	178,999	13,718	220,815
Government, administration and defence	809	99,831	1,558	102,198	1,028	62,231	1,414	64,673
Manufacturing	9,811	496	8,361	18,668	9,544	824	7,489	17,857
Mining	2,816	415	3,038	6,269	2,464	520	3,364	6,348
Property	60,743	548	13,771	75,062	55,934	668	13,341	69,943
Property services and business services	14,013	151	7,921	22,085	13,147	207	6,542	19,896
Services	12,802	107	8,369	21,278	13,258	86	8,546	21,890
Trade	14,962	365	9,933	25,260	13,924	452	9,457	23,833
Transport and storage	9,978	682	6,313	16,973	8,593	668	5,440	14,701
Utilities	8,145	983	8,373	17,501	7,280	924	5,879	14,083
Retail lending	511,023	1,056	84,006	596,085	494,297	934	85,644	580,875
Other	1,330	521	1,781	3,632	1,276	474	1,545	3,295
Total Australia	706,486	266,199	176,198	1,148,883	675,995	247,097	171,189	1,094,281
New Zealand
Accommodation, cafes and restaurants	-	2	-	2	-	-	-	-
Agriculture, forestry and fishing	-	11	4	15	-	29	4	33
Construction	2	-	78	80	4	-	52	56
Finance and insurance	-	5,969	112	6,081	-	7,484	112	7,596
Government, administration and defence	-	2,087	2	2,089	-	1,761	2	1,763
Manufacturing	35	55	82	172	43	26	85	154
Mining	-	1	61	62	-	3	-	3
Property	-	141	-	141	-	138	1	139
Property services and business services	2	21	13	36	5	19	13	37
Services	-	39	6	45	-	20	7	27
Trade	266	28	223	517	316	20	254	590
Transport and storage	1	76	32	109	1	15	20	36
Utilities	-	327	94	421	-	311	77	388
Retail lending	-	-	-	-	-	-	-	-
Other	-	-	1	1	-	2	1	3
Total New Zealand	306	8,757	708	9,771	369	9,828	628	10,825
Other overseas
Accommodation, cafes and restaurants	74	-	11	85	75	-	10	85
Agriculture, forestry and fishing	1	-	1	2	2	-	1	3
Construction	24	-	66	90	53	-	109	162
Finance and insurance	3,648	9,047	4,957	17,652	2,408	14,196	4,409	21,013
Government, administration and defence	-	3,288	-	3,288	-	1,831	-	1,831
Manufacturing	895	4	1,498	2,397	195	1	1,637	1,833
Mining	2	-	928	930	6	-	663	669
Property	241	1	16	258	235	1	20	256
Property services and business services	480	35	794	1,309	521	22	395	938
Services	17	-	626	643	173	1	332	506
Trade	768	3	1,787	2,558	868	3	1,243	2,114
Transport and storage	499	15	103	617	410	6	128	544
Utilities	228	1	139	368	207	1	18	226
Retail lending	282	-	10	292	290	-	11	301
Other	30	94	20	144	27	75	20	122
Total other overseas	7,189	12,488	10,956	30,633	5,470	16,137	8,996	30,603
Total gross credit risk	713,981	287,444	187,862	1,189,287	681,834	273,062	180,813	1,135,709

a.

In 2024, the Group revised the attribution of certain exposures between industry categories to better align with their presentation for regulatory reporting. Certain LCH cleared derivative exposures were also reclassified between locations to better reflect the location of the underlying risk. Comparatives have been revised to align with current period presentation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	49

Note 11. Credit risk management (Continued)

11.4.  Credit quality of financial assets

Credit quality disclosures

The following tables show the credit quality of gross credit risk exposures measured at amortised cost or at FVOCI to which the impairment requirements apply. The credit quality is determined by reference to the credit risk ratings system (refer to Note 11.2) and expectations of future economic conditions under multiple scenarios.

Consolidated		2024				2023[a]
$m	Stage 1	Stage 2	Stage 3	Total[b]	Stage 1	Stage 2	Stage 3	Total[b]
Loans - housing
Strong	311,054	24,975	-	336,029	291,914	27,447	-	319,361
Good/satisfactory	159,016	45,242	-	204,258	156,836	48,929	-	205,765
Weak	2,512	16,389	6,893	25,794	2,533	14,178	5,237	21,948
Total loans - housing	472,582	86,606	6,893	566,081	451,283	90,554	5,237	547,074
Loans - personal
Strong	4,104	104	-	4,208	4,318	95	-	4,413
Good/satisfactory	5,254	825	-	6,079	6,097	802	-	6,899
Weak	191	570	190	951	252	623	192	1,067
Total loans - personal	9,549	1,499	190	11,238	10,667	1,520	192	12,379
Loans - business
Strong	81,696	19,387	-	101,083	80,177	13,564	-	93,741
Good/satisfactory	75,873	47,282	-	123,155	63,434	52,477	-	115,911
Weak	200	6,347	3,231	9,778	200	5,468	2,914	8,582
Total loans - business	157,769	73,016	3,231	234,016	143,811	71,509	2,914	218,234
Investment securities
Strong	102,721	-	-	102,721	73,963	-	-	73,963
Good/satisfactory	-	71	-	71	-	51	-	51
Weak	-	649	-	649	-	876	-	876
Total investment securities[c]	102,721	720	-	103,441	73,963	927	-	74,890
All other financial assets
Strong	76,264	-	-	76,264	112,482	-	-	112,482
Good/satisfactory	899	-	-	899	597	-	-	597
Weak	229	-	-	229	197	-	-	197
Total all other financial assets	77,392	-	-	77,392	113,276	-	-	113,276
Undrawn credit commitments
Strong	140,786	14,341	-	155,127	137,275	11,169	-	148,444
Good/satisfactory	40,271	14,186	-	54,457	40,482	15,142	-	55,624
Weak	218	1,868	441	2,527	214	1,503	366	2,083
Total undrawn credit commitments	181,275	30,395	441	212,111	177,971	27,814	366	206,151

Total strong	716,625	58,807	-	775,432	700,129	52,275	-	752,404
Total good/satisfactory	281,313	107,606	-	388,919	267,446	117,401	-	384,847
Total weak	3,350	25,823	10,755	39,928	3,396	22,648	8,709	34,753
Total on and off-balance sheet	1,001,288	192,236	10,755	1,204,279	970,971	192,324	8,709	1,172,004

a.

In 2024, the Group revised the methodology that it uses to classify program - managed exposures as strong, satisfactory, or weak in order to better align the mapping of program - managed exposures to transaction - managed exposures. This is a change in disclosure methodology only and does not represent a change in underlying credit quality of the Group’s credit exposures, or a change in ECL. Comparatives have been revised to align with current period presentation.

b.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

c.

Excludes equity instruments. Includes $1,172 million (2023: $1,438 million) at amortised cost. $452 million (2023: $511 million) of these are classified as strong, $71 million (2023: $51 million) are classified as good/satisfactory and $649 million (2023: $876 million) are classified as weak.

Details of collateral held in support of these balances are provided in Note 11.5.

50 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (Continued)

Parent Entity		2024				2023[a]
$m	Stage 1	Stage 2	Stage 3	Total[b]	Stage 1	Stage 2	Stage 3	Total[b]
Loans - housing
Strong	304,169	24,829	-	328,998	285,019	27,316	-	312,335
Good/satisfactory	117,339	33,284	-	150,623	117,007	36,087	-	153,094
Weak	2,233	15,471	6,235	23,939	2,255	13,342	4,754	20,351
Total loans - housing	423,741	73,584	6,235	503,560	404,281	76,745	4,754	485,780
Loans - personal
Strong	3,721	92	-	3,813	3,917	82	-	3,999
Good/satisfactory	4,849	647	-	5,496	5,692	625	-	6,317
Weak	178	512	180	870	236	561	180	977
Total loans - personal	8,748	1,251	180	10,179	9,845	1,268	180	11,293
Loans - business
Strong	70,448	18,047	-	88,495	68,229	12,647	-	80,876
Good/satisfactory	61,784	42,132	-	103,916	50,967	46,127	-	97,094
Weak	123	4,814	2,894	7,831	124	4,086	2,581	6,791
Total loans - business	132,355	64,993	2,894	200,242	119,320	62,860	2,581	184,761
Investment securities
Strong	95,346	-	-	95,346	67,257	-	-	67,257
Good/satisfactory	-	71	-	71	-	51	-	51
Weak	-	-	-	-	-	-	-	-
Total investment securities[c]	95,346	71	-	95,417	67,257	51	-	67,308
All other financial assets
Strong	119,265	-	-	119,265	155,014	-	-	155,014
Good/satisfactory	731	-	-	731	515	-	-	515
Weak	71	-	-	71	50	-	-	50
Total all other financial assets	120,067	-	-	120,067	155,579	-	-	155,579
Undrawn credit commitments
Strong	129,379	13,659	-	143,038	124,609	10,412	-	135,021
Good/satisfactory	30,827	11,667	-	42,494	31,265	12,655	-	43,920
Weak	212	1,707	411	2,330	206	1,323	343	1,872
Total undrawn credit commitments	160,418	27,033	411	187,862	156,080	24,390	343	180,813

Total strong	722,328	56,627	-	778,955	704,045	50,457	-	754,502
Total good/satisfactory	215,530	87,801	-	303,331	205,446	95,545	-	300,991
Total weak	2,817	22,504	9,720	35,041	2,871	19,312	7,858	30,041
Total on and off-balance sheet	940,675	166,932	9,720	1,117,327	912,362	165,314	7,858	1,085,534

a.

In 2024, the Group revised the methodology that it uses to classify program - managed exposures as strong, satisfactory, or weak in order to better align the mapping of program - managed exposures to transaction - managed exposures. This is a change in disclosure methodology only and does not represent a change in underlying credit quality of the Group’s credit exposures, or a change in ECL. Comparatives have been revised to align with current period presentation.

b.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

c.	Excludes equity instruments. Includes $71 million (2023: $51 million) at amortised cost which are all classified as good/satisfactory.

Details of collateral held in support of these balances are provided in Note 11.5.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	51

Note 11. Credit risk management (Continued)

11.5.  Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities. This includes Westpac establishing that it has direct, irrevocable and unconditional recourse to collateral and other credit enhancements through obtaining legally enforceable documentation.

Collateral

The table below describes the nature of collateral or security held for each relevant class of financial asset.

Loans – housing and personal[a]

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

Loans – business

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

a.	This includes collateral held in relation to associated credit commitments.

Management or risk mitigation

Westpac mitigates credit risk through controls covering:

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

Westpac revalues collateral related to financial markets positions on a daily basis and has formal processes in place to promptly call for collateral top-ups, if required. These processes include margining for non-centrally cleared customer derivatives as regulated by Australian Prudential Standard CPS226. The collateralisation arrangements are documented via the Credit Support Annex of the ISDA dealing agreements and Global Master Repurchase Agreements (GMRA) for repurchase transactions.

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

Other credit enhancements

Westpac only recognises guarantees, standby letters of credit, or credit derivative protection from entities meeting minimum eligibility requirements (provided they are not related to the entity with which Westpac has a credit exposure) including but not limited to:

●
Sovereign;
●
Australia and New Zealand public sector;
●
ADIs and overseas banks with a minimum risk grade equivalent of A3 / A–; and
●
Others with a minimum risk grade equivalent of A3 / A–.

Credit Portfolio Management (CPM) manages Westpac’s corporate, sovereign and bank credit portfolios through monitoring the exposure and any offsetting hedge positions. CPM purchases credit protection from entities that meet minimum eligibility requirements.

Offsetting

Creditworthy customers domiciled in Australia and New Zealand may enter into formal agreements with Westpac, permitting Westpac to set-off gross credit and debit balances in their nominated accounts. Cross-border set-offs are not permitted.

Close-out netting is undertaken with counterparties with whom the Group has entered into a legally enforceable master netting agreement for their off-balance sheet financial market transactions in the event of default.

Further details of offsetting are provided in Note 23.

Central clearing

Westpac executes derivative transactions through central clearing counterparties. Central clearing counterparties mitigate risk through stringent membership requirements, the collection of margin against all trades placed, the default fund, and an explicitly defined order of priority of payments in the event of default.

52 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Credit risk management (Continued)

Collateral held against loans

Westpac analyses the coverage of the loan portfolio which is secured by the collateral that it holds. Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

Westpac and the Parent Entity’s loan portfolio have the following coverage from collateral held:

		2024				2023
	Housing	Personal	Business		Housing	Personal	Business
%	loans[a]	loans	loans	Total	loans[a]	loans	loans	Total
Performing loans
Consolidated
Fully secured	100.0	9.7	68.1	89.6	100.0	10.0	66.1	89.1
Partially secured	-	11.1	14.2	4.2	-	16.4	15.2	4.5
Unsecured	-	79.2	17.7	6.2	-	73.6	18.7	6.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	100.0	10.7	68.3	89.9	100.0	10.9	66.3	89.4
Partially secured	-	12.2	14.1	4.1	-	18.0	15.3	4.5
Unsecured	-	77.1	17.6	6.0	-	71.1	18.4	6.1
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing loans
Consolidated
Fully secured	91.5	-	56.7	79.0	93.9	-	55.3	78.2
Partially secured	8.5	23.2	23.4	13.4	6.1	33.9	23.9	13.0
Unsecured	-	76.8	19.9	7.6	-	66.1	20.8	8.8
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	91.8	-	59.7	80.0	93.9	-	56.8	78.9
Partially secured	8.2	24.4	21.7	12.7	6.1	35.6	23.3	12.7
Unsecured	-	75.6	18.6	7.3	-	64.4	19.9	8.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

a.	For the purpose of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case they may be classified as partially secured.

Details of the carrying value and associated provision for ECL are disclosed in Note 9 and Note 10 respectively. The credit quality of loans is disclosed in Note 11.4.

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Cash, primarily for derivatives	3,079	3,526	2,936	3,244
Securities under reverse repurchase agreements[a]	17,950	11,862	17,950	11,821
Securities under derivatives[a]	112	53	112	53
Total other collateral held	21,141	15,441	20,998	15,118

a.	Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	53

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

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Australia
Certificates of deposit	33,215	32,947	33,215	32,947
Non-interest bearing, repayable at call[a]	128,705	120,354	128,705	120,354
Other interest bearing - transactions[a]	110,393	114,097	110,393	114,097
Other interest bearing - savings[a]	197,415	179,110	197,415	179,110
Other interest bearing term	157,282	144,220	157,282	144,220
Total Australia	627,010	590,728	627,010	590,728
New Zealand
Certificates of deposit	1,711	2,247	-	-
Non-interest bearing, repayable at call[a]	10,287	11,514	-	-
Other interest bearing - transactions[a]	8,815	8,160	-	-
Other interest bearing - savings[a]	17,854	18,796	-	-
Other interest bearing term	36,245	35,827	-	-
Total New Zealand	74,912	76,544	-	-
Other overseas
Certificates of deposit	11,948	12,023	11,948	12,023
Non-interest bearing, repayable at call	1,193	1,358	503	548
Other interest bearing - transactions	736	789	532	573
Other interest bearing - savings	987	1,003	892	883
Other interest bearing term	3,703	5,723	3,596	5,602
Total other overseas	18,567	20,896	17,471	19,629
Total deposits and other borrowings	720,489	688,168	644,481	610,357

a.

In 2024, certain deposit products were reclassified between Savings and Transactions to align with how they are marketed to customers. The Group has also revised the attribution of certain deposit products between interest bearing and non-interest bearing. Comparatives have been revised to align with current period presentation.

54 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Deposits and other borrowings (Continued)

Uninsured time deposits

Uninsured time deposits are deposits that are not covered by a government based deposit insurance scheme and which have contractual impediments on withdrawal. For Westpac, this encompass certificates of deposits and term deposits that are in excess of, or ineligible for, the Australian Government’s Financial Claims Scheme (FCS) limit. The table below shows the time deposits by categories and remaining maturity:

Consolidated		Over 3 months to	Over 6 months to
$m	Up to 3 months	6 months	1 year	Over 1 year	Total
Certificates of deposit in excess of insured amounts
Australia	11,627	20,405	1,161	22	33,215
New Zealand	1,532	170	9	-	1,711
Other overseas	2,129	4,742	5,077	-	11,948
Total certificates of deposit in excess of insured amounts	15,288	25,317	6,247	22	46,874
Term deposits in excess of insured amounts
Australia	61,500	23,100	28,351	8,025	120,976
New Zealand	14,463	12,914	6,848	2,020	36,245
Other overseas	1,722	927	944	108	3,701
Total term deposits in excess of insured amounts	77,685	36,941	36,143	10,153	160,922
Interbank term deposits in excess of insured amounts[a]
Australia	802	1,891	857	7	3,557
New Zealand	-	-	-	-	-
Other overseas	5	-	7	27	39
Total interbank term deposits in excess of insured amounts	807	1,891	864	34	3,596

a.	Interbank term deposits are included in Note 19.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	55

Note 13. Debt issues

Accounting policy

Debt issues are bonds, notes, commercial paper and debentures that have been issued by entities in Westpac.
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

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Short-term debt
Own issuances	32,328	29,285	28,905	27,915
Total short-term debt	32,328	29,285	28,905	27,915
Long-term debt
Covered bonds	39,472	41,605	35,513	36,954
Senior	91,945	81,385	79,464	70,088
Securitisation	5,539	4,298	-	-
Total long-term debt	136,956	127,288	114,977	107,042
Total debt issues	169,284	156,573	143,882	134,957

Movement reconciliation
Balance as at beginning of year	156,573	144,868	134,957	122,339
Issuances	80,245	70,974	68,438	62,992
Maturities, repayments, buybacks and reductions	(67,100)	(62,596)	(58,931)	(52,671)
Total cash movements	13,145	8,378	9,507	10,321
FX translation impact	(5,798)	3,458	(5,167)	2,530
Fair value adjustments	283	(135)	275	(144)
Fair value hedge accounting adjustments	4,338	(346)	3,659	(348)
Other	743	350	651	259
Total non-cash movements	(434)	3,327	(582)	2,297
Balance as at end of year	169,284	156,573	143,882	134,957

56 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 13. Debt issues (Continued)

Consolidated
$m	2024	2023
Short-term debt
Own issuances:
US commercial paper	22,507	22,687
EUR commercial paper	1,048	-
Senior Debt:
AUD	1,900	2,090
EUR	483	-
GBP	5,313	3,265
USD	-	564
Other	1,077	679
Total short-term debt	32,328	29,285
Long-term debt (by currency):
AUD	41,191	36,346
CHF	2,554	3,358
EUR	32,182	34,002
GBP	5,695	3,202
JPY	78	80
NZD	3,483	3,324
USD	50,258	45,288
Other	1,515	1,688
Total long-term debt	136,956	127,288

Westpac manages FX exposure from debt issuances as part of its hedging activities. Further details of Westpac’s hedge accounting are in Note 20.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	57

Note 14. Loan capital

Accounting policy

Loan capital are instruments issued by Westpac which qualify for inclusion as regulatory capital under the standards issued by the prudential regulator in the relevant jurisdiction. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. Interest expense incurred is recognised in net interest income.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Additional Tier 1 (AT1) loan capital
Westpac capital notes	8,376	8,056	8,376	8,056
USD AT1 securities	1,728	1,750	1,728	1,750
Total AT1 loan capital	10,104	9,806	10,104	9,806
Tier 2 loan capital
Subordinated notes	27,779	23,370	26,666	22,279
Total Tier 2 loan capital	27,779	23,370	26,666	22,279
Total loan capital	37,883	33,176	36,770	32,085

Movement reconciliation
Balance as at beginning of year	33,176	31,254	32,085	30,734
Issuances	6,326	3,453	6,326	2,894
Maturities, repayments, buybacks and reductions	(1,957)	(1,171)	(1,951)	(1,171)
Total cash movements	4,369	2,282	4,375	1,723
FX translation impact	(1,416)	235	(1,401)	212
Fair value hedge accounting adjustments	1,714	(623)	1,675	(611)
Other	40	28	36	27
Total non-cash movements	338	(360)	310	(372)
Balance as at end of year	37,883	33,176	36,770	32,085

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments is provided below.

Consolidated and Parent Entity		Potential scheduled	Optional
$m	Distribution or interest rate	conversion date[a]	redemption date[b]	2024	2023
Westpac capital notes (WCN)
AUD 1,690 million WCN5	(3-month BBSW rate + 3.20% p.a.)	22 September 2027	22 September 2025	1,688	1,686
	x (1 - Australian corporate tax rate)
AUD 1,423 million WCN6	(3-month BBSW rate + 3.70% p.a.)	31 July 2026	31 July 2024[c]	-	1,421
	x (1 - Australian corporate tax rate)
AUD 1,723 million WCN7	(3-month BBSW rate + 3.40% p.a.)	22 March 2029	22 March 2027	1,716	1,714
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN8	(3-month BBSW rate + 2.90% p.a.)	21 June 2032	21 September 2029	1,740	1,739
	x (1 - Australian corporate tax rate)
AUD 1,509 million WCN9	(3-month BBSW rate + 3.40% p.a.)	22 June 2031	22 September 2028	1,499	1,496
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN10	(3-month BBSW rate + 3.10% p.a.)	22 June 2034	22 September 2031	1,733	-
	x (1 - Australian corporate tax rate)
Total WCN				8,376	8,056
USD AT1 securities
USD 1,250 million USD AT1 securities	Fixed 5.00% p.a.[d]	n/a	21 September 2027	1,728	1,750
Total USD AT1 securities				1,728	1,750

a.	Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied, if ever.
b.	Certain AT1 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac may elect to redeem the relevant AT1 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.
c.	On 18 December 2023, AUD 802 million of WCN6 were transferred to the WCN6 nominated party for AUD 100 each pursuant to the WCN10 reinvestment offer. Those WCN6 were subsequently redeemed and cancelled by Westpac. On 31 July 2024, the outstanding AUD 621 million of WCN6 were redeemed and cancelled by Westpac for AUD 100 each.
d.	Until but excluding 21 September 2027 (first reset date). If not redeemed, converted or written-off earlier, from, and including, each reset date to, but excluding, the next succeeding reset date, at a fixed rate p.a. equal to the prevailing 5-year USD mid-market swap rate plus 2.89% p.a.

58 WESTPAC GROUP 2024 ANNUAL REPORT

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

Broadly, if for any reason a distribution or interest payment has not been paid in full on the relevant payment date, Westpac must not determine or pay any dividends on Westpac ordinary shares or undertake a discretionary buyback or capital reduction of Westpac ordinary shares, unless the unpaid amount is paid in full within 20 business days of the relevant payment date or in certain other circumstances.

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

Westpac will be required to convert some or all AT1 instruments upon the occurrence of:

–

A capital trigger event, when Westpac determines, or APRA notifies Westpac in writing that it believes, Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a Level 1 or Level 2 basis2); or

–

A non-viability trigger event, when APRA notifies Westpac in writing that it believes conversion, write-off or write-down of capital instruments of the Westpac, or public sector injection of capital (or equivalent support), in each case is necessary because without it, Westpac would become non-viable

For each AT1 instrument converted, holders will receive a variable number of Westpac ordinary shares calculated using the face value of the relevant AT1 instrument and the Westpac ordinary share price over the five business day period prior to the capital trigger event date or non-viability trigger event date and includes a 1% discount, subject to a maximum conversion number. The maximum conversion number is based on an ordinary share price broadly equivalent to 20% of the Westpac ordinary share price at the time of issue.

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

1.	Excludes USD AT1 securities.
2.	Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of an ‘Extended Licensed Entity’ for the purpose of measuring capital adequacy. Level 2 is the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	59

Note 14. Loan capital (Continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments (subordinated notes) is provided below:

			Optional
$m	Interest rate[a]	Maturity date	redemption date[b]	2024	2023
Subordinated notes issued by Westpac Banking Corporation

USD 100 million	Fixed	23 February 2046	n/a	110	103

JPY 20,000 million	Fixed	19 May 2026	n/a	202	206

JPY 10,200 million	Fixed	2 June 2026	n/a	103	105

JPY 10,000 million	Fixed	9 June 2026	n/a	101	103

USD 1,500 million	Fixed	23 November 2031	23 November 2026	2,095	2,127

AUD 350 million	Fixed	16 August 2029	16 August 2024	-	350

AUD 185 million	Fixed	24 January 2048	n/a	184	184

AUD 130 million	Fixed	2 March 2048	n/a	130	130

USD 1,000 million	Fixed	24 July 2039	n/a	1,196	1,134

USD 1,250 million	Fixed	24 July 2034	24 July 2029	1,686	1,677

AUD 1,000 million	Floating	27 August 2029	27 August 2024	-	1,000

USD 1,500 million	Fixed	4 February 2030	4 February 2025	2,141	2,199

USD 1,500 million	Fixed	15 November 2035	15 November 2030	1,854	1,802

USD 1,000 million	Fixed	16 November 2040	n/a	1,010	939

AUD 1,250 million	Floating	29 January 2031	29 January 2026	1,250	1,236

EUR 1,000 million	Fixed	13 May 2031	13 May 2026	1,544	1,476

USD 1,000 million	Fixed	18 November 2041	n/a	1,059	989

USD 1,250 million	Fixed	18 November 2036	18 November 2031	1,572	1,529

JPY 26,000 million	Fixed	8 June 2032	8 June 2027	261	266

USD 1,000 million	Fixed	10 August 2033	10 August 2032	1,368	1,346

SGD 450 million	Fixed	7 September 2032	7 September 2027	516	498

AUD 1,500 million	Floating	23 June 2033	23 June 2028	1,496	1,494

AUD 300 million	Fixed/Floating	23 June 2023	23 June 2028	300	292

AUD 1,100 million	Fixed/Floating	23 June 2038	23 June 2033	1,100	1,092

AUD 1,500 million	Fixed/Floating	15 November 2038	n/a	1,502	-

USD 750 million	Fixed	17 November 2033	n/a	1,148	-

AUD 650 million	Floating	3 April 2034	3 April 2029	649	-

AUD 600 million	Fixed/Floating	3 April 2034	3 April 2029	593	-

AUD 1,000 million	Floating	10 July 2034	10 July 2029	996	-

AUD 500 million	Fixed/Floating	10 July 2034	10 July 2029	500	-

Total subordinated notes issued by Westpac Banking Corporation				26,666	22,277

Subordinated notes issued by Westpac New Zealand Limited[c]

NZD 600 million	Fixed/Floating	16 September 2032	16 September 2027	541	553

NZD 600 million	Fixed/Floating	14 February 2034	14 February 2029	572	540

Total subordinated notes issued by Westpac New Zealand Limited				1,113	1,093
Total subordinated notes				27,779	23,370

a.	Certain subordinated notes have a fixed interest rate for the period up to the optional redemption date and a floating interest rate thereafter.
b.	Certain Tier 2 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac Banking Corporation may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.
c.	For subordinated notes issued by Westpac New Zealand Limited, it may elect to redeem all or some of the Tier 2 instruments for their face value together with accrued interest (if any) on the optional redemption date or any interest payment date thereafter, subject to RBNZ’s prior written approval. Early redemption of all of the Tier 2 instruments for certain tax or regulatory reasons is permitted on an interest payment date subject to the RBNZ’s prior written approval.

60 WESTPAC GROUP 2024 ANNUAL REPORT

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

Note 15. Securitisation, covered bonds and other transferred assets

Westpac enters into transactions in the normal course of business by which financial assets are transferred to counterparties or structured entities. Depending on the circumstances, these transfers may result in de-recognition of the assets in their entirety, partial de-recognition or no de-recognition of the assets subject to the transfer. For Westpac’s accounting policy on de-recognition of financial assets refer to the Financial Assets and Financial Liabilities (see page 30).

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

Undrawn funding and liquidity facilities of $345 million (2023: $356 million) were provided by Westpac for the securitisation of its own assets.

Covered bonds

Westpac has two covered bond programs relating to Australian residential mortgages (Australian Program) and New Zealand residential mortgages (New Zealand Program). Under these programs, selected pools of residential mortgages are assigned to bankruptcy remote structured entities which provide guarantees on the payments to bondholders. Through the guarantees and derivatives with the structured entities, Westpac has variable returns from these structured entities and consolidates them.

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. Trading securities or Investment securities).

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 19 for further details.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	61

Note 15. Securitisation, covered bonds and other transferred assets (Continued)

The following tables present Westpac’s assets transferred and their associated liabilities.

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	transferred	Net fair
$m	assets	liabilities	assets	liabilities	value position
Consolidated
2024
Securitisation[a]	5,580	5,539	5,575	5,552	23
Covered bonds[b]	50,269	39,472	n/a	n/a	n/a
Repurchase agreements	19,938	18,848	n/a	n/a	n/a
Total	75,787	63,859	5,575	5,552	23
2023
Securitisation[a]	4,329	4,298	4,306	4,294	12
Covered bonds[b]	50,296	41,605	n/a	n/a	n/a
Repurchase agreements	35,075	25,059	n/a	n/a	n/a
Total	89,700	70,962	4,306	4,294	12
Parent Entity
2024
Securitisation[a]	6,449	6,407	6,443	6,420	23
Covered bonds[b]	43,337	35,512	n/a	n/a	n/a
Repurchase agreements	16,205	16,071	n/a	n/a	n/a
Total	65,991	57,990	6,443	6,420	23
2023
Securitisation[a]	5,114	5,082	5,088	5,079	9
Covered bonds[b]	43,291	36,954	n/a	n/a	n/a
Repurchase agreements	28,968	20,315	n/a	n/a	n/a
Total	77,373	62,351	5,088	5,079	9

a.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.
b.	The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

62 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Other financial instrument disclosures

Note 16.	Trading securities and financial assets measured at fair value through income statement (FVIS)

Accounting policy

Trading securities

Trading securities comprise actively traded debt and equity instruments, and those instruments acquired for sale in the near term, including those backed by government and semi-government securities. The instruments are measured at fair value.

As part of its trading activities, Westpac also lends and borrows securities on a collateralised basis. Securities lent remain on Westpac’s balance sheet and securities borrowed are not reflected on Westpac’s balance sheet, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the amount advanced to or received from third parties is recognised as a receivable in collateral paid or as a borrowing in collateral received respectively.

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

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Trading securities
Government and semi-government securities	24,532	10,808	23,225	9,772
Other debt securities	5,958	5,835	5,089	4,435
Equity securities	-	5	-	5
Other	285	448	282	448
Total trading securities	30,775	17,096	28,596	14,660
Reverse repurchase agreements	17,990	12,054	17,990	12,013
Other financial assets measured at FVIS
Other debt securities	461	1,351	428	1,310
Equity securities	2	6	-	4
Total other financial assets measured at FVIS	463	1,357	428	1,314
Total trading securities and financial assets measured at FVIS	49,228	30,507	47,014	27,987

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	63

Note 17. Investment securities

Accounting policy

Investment securities include debt securities and equity securities. It includes debt and equity securities that are measured at FVOCI and debt securities measured at amortised cost. These instruments are classified based on the criteria disclosed under the heading “Financial assets and financial liabilities” prior to Note 9.

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

Impairment is measured using the same ECL model applied to financial assets measured at amortised cost. Impairment is recognised in the income statement with a corresponding amount in OCI with no reduction of the carrying value of the debt security which remains at fair value. Refer to Note 6 and Note 10 for further details.

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

Equity securities

Equity securities are measured at FVOCI where they are not held for trading, Westpac does not have control or significant influence over the investee and where an irrevocable election is made to measure them at FVOCI.

These securities are measured at fair value with unrealised gains and losses recognised in OCI except for dividend income which is recognised in the income statement. The cumulative gain or loss recognised in OCI is not subsequently recognised in the income statement when the instrument is disposed.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	83,403	56,370	78,798	52,562
Other debt securities	18,866	17,082	16,548	14,695
Equity securities	450	442	208	202
Total investment securities measured at FVOCI[a]	102,719	73,894	95,554	67,459
Investment securities measured at amortised cost
Government and semi-government debt securities	1,172	1,438	71	51
Total investment securities measured at amortised cost	1,172	1,438	71	51
Provision for ECL on debt securities at amortised cost	(6)	(6)	(2)	(2)
Total net investment securities measured at amortised cost	1,166	1,432	69	49
Total investment securities	103,885	75,326	95,623	67,508

a.	Impairment is recognised in the income statement with a corresponding amount in OCI (refer to Note 26). There is no reduction of the carrying value of the debt securities which remains at fair value.

64 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 17. Investment securities (Continued)

The following table shows the maturities and the weighted average yield of Westpac’s outstanding investment securities as at 30 September 2024. There are no tax-exempt securities.

			Over 1		Over 5				No
	Up to 1		year to 5		years to		Over 10		specific			Weighted
	year		years		10 years		years		maturity		Total	average
2024	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying Amount
Government and semi-government securities	17,166	3.7	33,349	2.8	19,702	3.7	14,352	5.0	-	-	84,569	3.6
Other debt securities	3,471	5.4	15,088	5.2	307	4.7	-	-	-	-	18,866	5.2
Equity securities	-	-	-	-	-	-	-	-	450	-	450	-
Total by maturity	20,637		48,437		20,009		14,352		450		103,885

The maturity profile is determined based upon contractual terms for investment securities.

Note 18. Other financial assets

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Accrued interest receivable	2,223	1,996	1,987	1,780
Securities sold not delivered	1,716	2,905	1,716	2,905
Trade debtors	343	333	320	282
Interbank lending	174	97	173	95
Clearing and settlement balances	602	454	480	445
Accrued fees and commissions	276	289	155	161
Other	122	145	120	144
Total other financial assets	5,456	6,219	4,951	5,812

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	65

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

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Repurchase agreements	18,848	25,059	16,071	20,315
Interbank placements	3,635	4,537	3,631	4,533
Accrued interest payable	4,940	4,138	4,094	3,337
Securities purchased not delivered	2,966	3,477	2,966	3,477
Trade creditors and other accrued expenses	2,375	2,191	1,994	1,723
Settlement and clearing balances	934	832	801	805
Securities sold short	3,248	3,496	3,248	3,496
Other	1,131	1,140	1,112	1,094
Total other financial liabilities	38,077	44,870	33,917	38,780

66 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments

Accounting policy

Derivative financial instruments are instruments whose values are derived from the value of an underlying asset, reference rate or index and include forwards, futures, swaps and options.

Westpac uses derivative financial instruments for meeting customers’ needs, our Asset and Liability Management (ALM) activities, and undertaking market making and positioning activities.

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

For more details regarding Westpac’s ALM activities, refer to Note 21.

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

If a foreign operation is disposed of, any cumulative gain or loss in OCI is immediately recognised in non-interest income.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	67

Note 20. Derivative financial instruments (Continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below.

					Total derivatives
Consolidated	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2024

Interest rate contracts
Swap agreements	47,697	(49,742)	5,619	(5,969)	53,316	(55,711)
Options	235	(186)	-	-	235	(186)
Total interest rate contracts	47,932	(49,928)	5,619	(5,969)	53,551	(55,897)
FX contracts
Spot and forward contracts	10,887	(11,643)	20	(171)	10,907	(11,814)
Cross currency swap agreements	9,330	(14,783)	183	(373)	9,513	(15,156)
Options	152	(135)	-	-	152	(135)
Total FX contracts	20,369	(26,561)	203	(544)	20,572	(27,105)
Credit default swaps
Credit protection bought	-	(276)	-	-	-	(276)
Credit protection sold	225	-	-	-	225	-
Total credit default swaps	225	(276)	-	-	225	(276)
Commodity contracts	235	(85)	-	-	235	(85)
Total of gross derivatives	68,761	(76,850)	5,822	(6,513)	74,583	(83,363)
Impact of netting arrangements	(45,045)	46,533	(5,429)	5,856	(50,474)	52,389
Total of net derivatives	23,716	(30,317)	393	(657)	24,109	(30,974)

2023

Interest rate contracts
Swap agreements	65,324	(68,945)	5,689	(10,730)	71,013	(79,675)
Options	301	(317)	-	-	301	(317)
Total interest rate contracts	65,625	(69,262)	5,689	(10,730)	71,314	(79,992)
FX contracts
Spot and forward contracts	9,406	(8,219)	-	(74)	9,406	(8,293)
Cross currency swap agreements	7,650	(8,973)	394	(596)	8,044	(9,569)
Options	110	(132)	-	-	110	(132)
Total FX contracts	17,166	(17,324)	394	(670)	17,560	(17,994)
Credit default swaps
Credit protection bought	-	(127)	-	-	-	(127)
Credit protection sold	105	-	-	-	105	-
Total credit default swaps	105	(127)	-	-	105	(127)
Commodity contracts	116	(266)	-	-	116	(266)
Total of gross derivatives	83,012	(86,979)	6,083	(11,400)	89,095	(98,379)
Impact of netting arrangements	(62,259)	63,111	(5,493)	10,621	(67,752)	73,732
Total of net derivatives	20,753	(23,868)	590	(779)	21,343	(24,647)

68 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments (Continued)

					Total derivatives
Parent Entity	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2024

Interest rate contracts
Swap agreements	47,973	(50,141)	5,186	(5,495)	53,159	(55,636)
Options	235	(186)	-	-	235	(186)
Total interest rate contracts	48,208	(50,327)	5,186	(5,495)	53,394	(55,822)
FX contracts
Spot and forward contracts	10,887	(11,665)	20	(149)	10,907	(11,814)
Cross currency swap agreements	9,411	(14,917)	52	(135)	9,463	(15,052)
Options	152	(135)	-	-	152	(135)
Total FX contracts	20,450	(26,717)	72	(284)	20,522	(27,001)
Credit default swaps
Credit protection bought	-	(276)	-	-	-	(276)
Credit protection sold	225	-	-	-	225	-
Total credit default swaps	225	(276)	-	-	225	(276)
Commodity contracts	235	(85)	-	-	235	(85)
Total of gross derivatives	69,118	(77,405)	5,258	(5,779)	74,376	(83,184)
Impact of netting arrangements	(45,323)	46,938	(5,151)	5,451	(50,474)	52,389
Total of net derivatives	23,795	(30,467)	107	(328)	23,902	(30,795)

2023

Interest rate contracts
Swap agreements	66,248	(69,227)	4,616	(10,412)	70,864	(79,639)
Options	301	(317)	-	-	301	(317)
Total interest rate contracts	66,549	(69,544)	4,616	(10,412)	71,165	(79,956)
FX contracts
Spot and forward contracts	9,406	(8,230)	-	(63)	9,406	(8,293)
Cross currency swap agreements	7,824	(9,369)	64	(163)	7,888	(9,532)
Options	110	(132)	-	-	110	(132)
Total FX contracts	17,340	(17,731)	64	(226)	17,404	(17,957)
Credit default swaps
Credit protection bought	-	(127)	-	-	-	(127)
Credit protection sold	105	-	-	-	105	-
Total credit default swaps	105	(127)	-	-	105	(127)
Commodity contracts	116	(266)	-	-	116	(266)
Total of gross derivatives	84,110	(87,668)	4,680	(10,638)	88,790	(98,306)
Impact of netting arrangements	(63,187)	63,415	(4,565)	10,317	(67,752)	73,732
Total of net derivatives	20,923	(24,253)	115	(321)	21,038	(24,574)

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	69

Note 20. Derivative financial instruments (Continued)

Hedge accounting

Westpac designates derivatives into hedge accounting relationships in order to manage the volatility in earnings and capital that would otherwise arise from interest rate and FX risks that may result from differences in the accounting treatment of derivatives and underlying exposures. These hedge accounting relationships and the risks they are used to hedge are described below.

Westpac enters into one-to-one hedge relationships to manage specific exposures where the terms of the hedged item significantly match the terms of the hedging instrument. Westpac also uses dynamic hedge accounting where the hedged items are part of a portfolio of assets and/or liabilities that frequently change. In this hedging strategy, the exposure being hedged and the hedging instruments may change frequently rather than there being a one-to-one hedge accounting relationship for a specific exposure.

Fair value hedges

Interest rate risk

Westpac hedges its interest rate risk to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. Interest rate risk arising from fixed rate debt issuances and fixed rate bonds classified as investment securities at FVOCI is hedged with single currency fixed to floating interest rate derivatives. Westpac also hedges its benchmark interest rate risk from fixed rate foreign currency denominated debt issuances using interest rate swaps and cross currency swaps. In applying fair value hedge accounting, Westpac primarily uses one-to-one hedge accounting to manage specific exposures.

Westpac also uses a dynamic hedge accounting strategy for fair value portfolio hedge accounting of some fixed rate mortgages to reduce exposure to changes in fair value due to interest rate fluctuations over the hedging period. These fixed rate mortgages are allocated to time buckets based on their expected repricing dates and the fixed-to-floating interest rate derivatives are designated accordingly to the capacity in the relevant time buckets.

Westpac hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW and AONIA for AUD interest rates, SOFR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the derivative. For the portfolio hedge accounting ineffectiveness also arises from prepayment risk (i.e. the difference between actual and expected prepayment of loans). In order to manage the ineffectiveness from early repayments and accommodate new originations the portfolio hedges are de-designated and re-designated periodically.

Cash flow hedges

Interest rate risk

Westpac’s exposure to the volatility of interest cash flows from customer deposits and loans is hedged with interest rate derivatives using a dynamic hedge accounting strategy called macro cash flow hedges. Customer deposits and loans are allocated to time buckets based on their expected repricing dates. The interest rate derivatives are designated accordingly to the gross asset or gross liability positions for the relevant time buckets. Westpac hedges the benchmark interest rate which generally represents the most significant component of the changes in fair value. The benchmark interest rate is a component of interest rate risk that is observable in the relevant financial markets, for example, BBSW and AONIA for AUD interest rates, SOFR for USD interest rates and BKBM for NZD interest rates. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the interest rate derivative. Ineffectiveness also arises if the notional values of the interest rate derivatives exceed the capacity for the relevant time buckets. The hedge accounting relationship is reviewed on a monthly basis and the hedging relationships are de-designated and re-designated if necessary.

FX risk

Westpac’s exposure to foreign currency principal and credit margin cash flows from fixed and floating rate foreign currency debt issuances is hedged through the use of cross currency and foreign exchange derivative contracts in a one-to-one hedging relationship to manage the changes between the foreign currency and AUD. In addition, for floating rate foreign currency debt issuances, Westpac hedges from foreign floating to primarily AUD or NZD floating interest rates. These exposures represent the most significant components of fair value. Ineffectiveness may arise from timing or discounting differences on repricing between the hedged item and the cross currency derivative.

70 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments (Continued)

Net investment hedges

FX risk

Structural FX risk results from Westpac’s capital deployed in offshore branches and subsidiaries, where it is denominated in currencies other than Australian dollars. As exchange rates move, the Australian dollar equivalent of offshore capital is subject to change that could introduce significant variability to Westpac’s reported financial results and capital ratios.

Westpac uses FX forward contracts when hedging the currency translation risk arising from net investments in foreign operations. Westpac currently applies hedge accounting, predominantly to its net investment in New Zealand operations which is the most material offshore operation and therefore the hedged risk is the movement of the NZD against the AUD. Ineffectiveness only arises if the notional values of the FX forward contracts exceed the net investment.

Economic hedges

As part of Westpac’s ALM activities, economic hedges may be entered into to hedge New Zealand future earnings and long-term funding transactions for risk management purposes. These hedges do not qualify for hedge accounting and therefore are not included in the hedging instrument disclosures below.

Hedging instruments

The following tables show the carrying value of hedging instruments and a maturity analysis of the notional amounts of the hedging instruments in one-to-one hedge relationships categorised by the types of hedge relationships and the hedged risk.

			Notional amounts
Consolidated			Within 1	Over 1 year	Over 5		Carrying value
$m	Hedging instrument	Hedged risk	year	to 5 years	years	Total	Assets	Liabilities
2024

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	21,400	82,571	55,004	158,975	3,611	(4,858)
	Cross currency swap	Interest rate risk	1,098	13,188	981	15,267	(22)	(281)
Cash flow hedges	Cross currency swap	FX risk	1,098	13,188	981	15,267	205	(92)
	Foreign exchange forwards and swaps	FX risk	3,663	-	-	3,663	2	(144)
Net investment hedges	Forward contracts	FX risk	3,631	-	-	3,631	18	(27)
Total one-to-one hedge relationships			30,890	108,947	56,966	196,803	3,814	(5,402)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	16,317	35	(204)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	422,943	1,973	(907)
Total macro hedge relationships			n/a	n/a	n/a	439,260	2,008	(1,111)
Total of gross hedging derivatives			n/a	n/a	n/a	636,063	5,822	(6,513)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,429)	5,856
Total of net hedging derivatives			n/a	n/a	n/a	n/a	393	(657)

2023

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	16,179	80,537	40,307	137,023	3,072	(8,979)
	Cross currency swap	Interest rate risk	3,696	10,840	1,102	15,638	(274)	(806)
Cash flow hedges	Cross currency swap	FX risk	3,696	10,840	1,102	15,638	668	210
	Foreign exchange forwards and swaps	FX risk	n/a	n/a	n/a	n/a	n/a	n/a
Net investment hedges	Forward contracts	FX risk	3,486	-	-	3,486	-	(74)
Total one-to-one hedge relationships			27,057	102,217	42,511	171,785	3,466	(9,649)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	21,524	217	(20)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	287,510	2,400	(1,731)
Total macro hedge relationships			n/a	n/a	n/a	309,034	2,617	(1,751)
Total of gross hedging derivatives			n/a	n/a	n/a	480,819	6,083	(11,400)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,493)	10,621
Total of net hedging derivatives			n/a	n/a	n/a	n/a	590	(779)

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	71

Note 20. Derivative financial instruments (Continued)

			Notional amounts
Parent Entity			Within 1	Over 1 year	Over 5		Carrying value
$m	Hedging instrument	Hedged risk	year	to 5 years	years	Total	Assets	Liabilities
2024

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	20,962	77,739	54,797	153,498	3,457	(4,789)
	Cross currency swap	Interest rate risk	377	1,002	659	2,038	(23)	(23)
Cash flow hedges	Cross currency swap	FX risk	377	1,002	659	2,038	75	(112)
	Foreign exchange forwards and swaps	FX risk	3,663	-	-	3,663	2	(144)
Net investment hedges	Forward contracts	FX risk	2,636	-	-	2,636	18	(5)
Total one-to-one hedge relationships			28,015	79,743	56,115	163,873	3,529	(5,073)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	1,797	32	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	398,519	1,697	(706)
Total macro hedge relationships			n/a	n/a	n/a	400,316	1,729	(706)
Total of gross hedging derivatives			n/a	n/a	n/a	564,189	5,258	(5,779)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,151)	5,451
Total of net hedging derivatives			n/a	n/a	n/a	n/a	107	(328)

2023

One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	15,636	79,627	38,674	133,937	2,933	(8,966)
	Cross currency swap	Interest rate risk	95	1,340	674	2,109	(32)	(104)
Cash flow hedges	Cross currency swap	FX risk	95	1,340	674	2,109	96	(59)
	Foreign exchange forwards and swaps	FX risk	n/a	n/a	n/a	n/a	n/a	n/a
Net investment hedges	Forward contracts	FX risk	2,585	-	-	2,585	-	(63)
Total one-to-one hedge relationships			18,411	82,307	40,022	140,740	2,997	(9,192)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	2,632	84	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	263,188	1,599	(1,446)
Total macro hedge relationships			n/a	n/a	n/a	265,820	1,683	(1,446)
Total of gross hedging derivatives			n/a	n/a	n/a	406,560	4,680	(10,638)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(4,565)	10,317
Total of net hedging derivatives			n/a	n/a	n/a	n/a	115	(321)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

				Weighted average rate
	Hedging instrument	Hedged risk	Currency pair	2024	2023
Consolidated

Cash flow hedges	Cross currency swap	FX risk	EUR:NZD	0.5963	0.5943
			USD:NZD	0.6252	0.6716
	Foreign exchange swap	FX risk	USD:AUD	0.6676	n/a
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0984	1.0857
			USD:AUD	0.6745	0.6839
Parent Entity

Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6650	0.6650
			JPY:AUD	79.6448	79.6448
			CNH:AUD	4.7334	4.7275
			HKD:AUD	5.6124	5.6124
	Foreign exchange swap	FX risk	USD:AUD	0.6676	n/a
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.0905	1.0842
			USD:AUD	0.6745	0.6839

72 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Derivative financial instruments (Continued)

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2024		2023
	Carrying amount of		Carrying amount of
$m	hedged item	FVHA	hedged item	FVHA
Consolidated

Interest rate risk
Investment securities[a]	65,585	(165)	40,402	(3,257)
Loans	16,638	77	21,223	(301)
Debt issues and loan capital	(102,039)	3,749	(100,176)	9,801
Parent Entity

Interest rate risk
Investment securities[a]	61,775	(294)	37,995	(3,170)
Loans	2,019	(22)	2,510	(122)
Debt issues and loan capital	(87,495)	3,532	(86,575)	8,866

a.

The carrying amount of investment securities at fair value through other comprehensive income does not include a fair value hedge adjustment as the hedged asset is measured at fair value. The fair value hedge accounting adjustment results in a transfer from other comprehensive income to the income statement.

There were nil FVHA gains/losses (2023: Nil) included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on reserves is detailed below:

	2024			2023
	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Consolidated
Cash flow hedge reserve
Balance as at beginning of year	249	(47)	202	1,147	(1)	1,146
Net gains/(losses) from changes in fair value	878	(377)	501	(311)	(324)	(635)
Transferred to interest income	(149)	226	77	(587)	278	(309)
Balance as at end of year	978	(198)	780	249	(47)	202
Parent Entity
Cash flow hedge reserve
Balance as at beginning of year	(288)	(1)	(289)	629	1	630
Net gains/(losses) from changes in fair value	1,049	(176)	873	(535)	(35)	(570)
Transferred to interest income	91	41	132	(382)	33	(349)
Balance as at end of year	852	(136)	716	(288)	(1)	(289)

There were net gains of $16 million (2023: net gains $2 million) remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied for Westpac and the Parent Entity.

As disclosed in Note 26, the net gains from changes in the fair value of net investment hedges were $28 million (2023: net loss $155 million) for Westpac and $31 million (2023: net loss $97 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $158 million (2023: $158 million loss) for Westpac and $162 million (2023: $162 million loss) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	73

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

The following tables provide information regarding the determination of hedge effectiveness:

			Change in fair
			value of	Change in
			hedging	value of the		Hedge
			instrument	hedged item	Hedge	ineffectiveness
			used for	used for	ineffectiveness	recognised
			calculating	calculating	recognised in	in non-
$m	Hedging instrument	Hedged risk	ineffectiveness	ineffectiveness	interest income	interest income
Consolidated

2024

Fair value hedges	Interest rate swap	Interest rate risk	1,845	(1,817)	28	n/a
	Cross currency swap	Interest rate risk	761	(765)	(4)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	698	(714)	(16)	n/a
	Cross currency swap	FX risk	(25)	25	-	n/a
	Foreign exchange forwards and swaps	FX risk	(126)	126	-	n/a
Net investment hedges	Forward contracts	FX risk	28	(28)	n/a	-
Total			3,181	(3,173)	8	-

2023

Fair value hedges	Interest rate swap	Interest rate risk	(2,355)	2,397	42	n/a
	Cross currency swap	Interest rate risk	(12)	15	3	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(849)	898	49	n/a
	Cross currency swap	FX risk	(46)	46	-	n/a
	Foreign exchange forwards and swaps	FX risk	n/a	n/a	n/a	n/a
Net investment hedges	Forward contracts	FX risk	(155)	155	n/a	-
Total			(3,417)	3,511	94	-
Parent Entity

2024

Fair value hedges	Interest rate swap	Interest rate risk	2,295	(2,274)	21	n/a
	Cross currency swap	Interest rate risk	84	(84)	-	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	1,121	(1,126)	(5)	n/a
	Cross currency swap	FX risk	(9)	9	-	n/a
	Foreign exchange forwards and swaps	FX risk	(126)	126	-	n/a
Net investment hedges	Forward contracts	FX risk	31	(31)	n/a	-
Total			3,396	(3,380)	16	-

2023

Fair value hedges	Interest rate swap	Interest rate risk	(2,226)	2,260	34	n/a
	Cross currency swap	Interest rate risk	(17)	18	1	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(858)	917	59	n/a
	Cross currency swap	FX risk	(2)	2	-	n/a
	Foreign exchange forwards and swaps	FX risk	n/a	n/a	n/a	n/a
Net investment hedges	Forward contracts	FX risk	(97)	97	n/a	-
Total			(3,200)	3,294	94	-

74 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk

Financial instruments are fundamental to Westpac’s business of providing banking and financial services. The associated financial risks (including credit risk, funding and liquidity risk and market risk) are a significant proportion of the total risks faced by Westpac.

This note details the financial risk management policies, practices and quantitative information of Westpac’s principal financial risk exposures.

		Note
Index	Note Name	number
Overview	Risk management frameworks	21.1
Credit risk	Refer to Note 11 Credit risk management	11
Funding and liquidity risk The risk that Westpac cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	Liquidity modelling Sources of funding Assets pledged as collateral Contractual maturity of financial liabilities Expected maturity	21.2.1 21.2.2 21.2.3 21.2.4 21.2.5
Market risk The risk of an adverse impact on Westpac’s financial performance or financial position resulting from changes in market factors, such as foreign exchange rates, commodity prices and equity prices, credit spreads and interest rates. This includes interest rate risk in the banking book which is the risk of loss in earnings or economic value in the banking book as a consequence of movements in interest rates.	Value-at-Risk (VaR) Traded market risk Non-traded market risk	21.3.1 21.3.2 21.3.3

21.1.  Risk management frameworks

The Board is responsible for approving Westpac’s Risk Management Framework, Risk Management Strategy and Board Risk Appetite Statement and for monitoring the effectiveness of risk management by Westpac. The Board has delegated to the Board Risk Committee (BRiskC) responsibility to:

●	Review and recommend Westpac’s Risk Management Framework, Risk Management Strategy and Board Risk Appetite Statement to the Board for approval;
●	Review and monitor Westpac’s risk profile and controls for consistency with the Board Risk Appetite Statement;
●	Approve frameworks, policies and processes for managing risk (consistent with the Risk Management Framework and Board Risk Appetite Statement); and
●	Review and, where appropriate, approve risks beyond the approval discretion provided to management.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	75

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

For each of its primary financial risks, Westpac maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

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

●     Westpac holds a portfolio of liquid assets for several purposes, including as a buffer against unforeseen funding requirements. The level of liquid assets held takes into account the liquidity requirements of Westpac’s balance sheet under normal and stress conditions

●     Treasury maintains a contingent funding plan that outlines the steps that should be taken by Westpac in the event of an emerging ‘funding crisis’. The plan is aligned with Westpac’s broader Liquidity Crisis Management Policy which is approved annually by the Board

●     Daily liquidity risk reports are reviewed by Westpac’s Treasury and Treasury Risk teams. Liquidity reports are presented to Group ALCO monthly and to the Board quarterly.

Market risk

●     The Market Risk Framework describes Westpac’s approach to managing traded and non- traded market risk.

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

●     The BRiskC approves the risk appetite for traded and non-traded risks through the use of VaR, SVaR, NaR and specific structural risk limits. This includes separate VaR sub-limits for the trading activities of Financial Markets and Treasury and for non-traded ALM activities

●     Market risk limits are assigned to business management based upon the Bank’s risk appetite and business strategies in addition to the consideration of market liquidity and concentration.

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

●     Daily stress testing and back testing of VaR results are performed to support model integrity and to analyse extreme or unexpected movements, and the Head of Market, Capital & Liquidity Risk has ratified an approved stress escalation framework.

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

76 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

21.2.  Funding and liquidity risk

21.2.1. Liquidity modelling

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

21.2.2. Sources of funding

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

A summary of Westpac’s liquid asset holdings is as follows:

	Consolidated				Parent Entity
	2024		2023		2024		2023
$m	Actual	Average	Actual	Average	Actual	Average	Actual	Average
Cash	65,356	94,468	102,223	118,380	58,236	85,384	93,300	107,189
Trading securities and financial assets measured at FVIS	31,717	19,183	19,516	19,937	29,538	16,954	17,080	17,941
Investment securities	103,435	92,622	74,884	72,101	95,415	85,076	67,306	65,199
Other financial assets	174	199	97	134	173	195	95	126
Total on-balance sheet liquid assets	200,682	206,472	196,720	210,552	183,362	187,609	177,781	190,455

In addition, Westpac has $70,306 million (2023: $65,155 million) and the Parent Entity has $62,770 million (2023: $59,418 million) of loans that are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand under certain circumstances. Average year-to-date balances amount to $70,282 million (2023: $60,083 million) for Westpac and $63,975 million (2023: $54,437 million) for the Parent Entity.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	77

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

Westpac’s funding composition

Westpac monitors the composition and stability of its funding so that it remains within Westpac’s funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2024	2023
Customer deposits	66.9	66.0
Wholesale term funding with residual maturity greater than 12 months	13.9	13.8
Wholesale funding with a residual maturity less than 12 months	11.4	12.3
Equity	7.2	7.5
Securitisation	0.6	0.4
Group’s total funding	100.0	100.0

Movements in Westpac’s funding composition in 2024 included:

●	Customer deposits increased by $32.7 billion in 2024 and now accounts for 66.9% of Westpac’s total funding (including equity) at 30 September 2024, up from 66.0% at 30 September 2023;
●	Long-term funding with a residual maturity greater than 12 months accounted for 13.9% of Westpac’s total funding at 30 September 2024. Funding from securitisation accounted for a further 0.6% of total funding. Westpac raised $41.9 billion of long-term wholesale funding in 2024, leveraging the scale and diversity of its wholesale funding franchise across global capital markets;
●	Wholesale funding with a residual maturity less than 12 months accounted for 11.4% of Westpac’s total funding at 30 September 2024, down from 12.3% at 30 September 2023. This portfolio, including long-term funding with a residual maturity less than one year, had a weighted average maturity of 151 days; and
●	Funding from equity decreased by $0.5 billion in 2024 and made up 7.2% of total funding at 30 September 2024, reflecting the impact of the share buyback and higher dividend payout.

Borrowings and outstanding issuances from existing debt programs at 30 September 2024 can be found in Note 12, Note 13, Note 14 and Note 19.

Funding for Lending Programme (FLP)

On 11 November 2020, the Reserve Bank of New Zealand (RBNZ) announced a stimulus through the FLP commencing in December 2020. The FLP provided funding to New Zealand banks at the prevailing OCR for a term of three years secured by high quality collateral. The size of the funding available under the FLP included an initial allocation of 4% of each bank’s eligible loans. A conditional additional allocation of up to 2% of eligible loans was also available, subject to growth in eligible loans, for a total size of up to 6% of eligible loans. The programme started on 7 December 2020 and ran until 6 December 2022. During the year, Westpac New Zealand Limited has made scheduled repayments on the programme and as at 30 September 2024 the amount outstanding totalled NZ$2,981 million (30 September 2023: NZ$4,981 million).

Credit ratings

As at 30 September 2024 the Parent Entity’s credit ratings were:

2024	Short-term	Long-term	Outlook
Fitch Ratings	F1+	AA-	Stable
Moody’s Ratings	P-1	Aa2	Stable
S&P Global Ratings	A-1+	AA-	Stable

78 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

21.2.3. Assets pledged as collateral

Westpac and the Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 15, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Cash	6,269	4,535	6,199	4,505
Securities (including certificates of deposit)	1,721	2,166	1,721	2,166
Securities pledged under repurchase agreements	19,938	35,075	16,205	28,968
Securities pledged on contingent liabilities	56	-	56	-
Total amount pledged to secure liabilities/contingent liabilities	27,984	41,776	24,181	35,639

21.2.4. Contractual maturity of financial liabilities

The following tables present cash flows associated with financial liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the future contractual undiscounted cash flows, whereas Westpac manages inherent liquidity risk based on expected cash flows.

Cash flows associated with financial liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date. Derivative liabilities designated in hedge accounting relationships and used as economic hedges are expected to be held for their remaining contractual lives, and reflect gross cash flows over the remaining contractual term.

Derivatives held for trading (excluding economic hedges) and certain liabilities classified in “Other financial liabilities” which are measured at FVIS are not managed for liquidity purposes on the basis of their contractual maturity, and accordingly these liabilities are presented in the up to 1 month column. Only the liabilities that Westpac manages based on their contractual maturity are presented on a contractual undiscounted basis in the following tables.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	79

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

Consolidated		Over 1 month	Over 3 months	Over 1 year to
$m	Up to 1 month	to 3 months	to 1 year	5 years	Over 5 years	Total
2024
Financial liabilities
Collateral received	3,092	-	-	-	-	3,092
Deposits and other borrowings	518,458	69,841	129,864	10,056	50	728,269
Other financial liabilities	25,759	1,851	4,593	1,049	5	33,257
Derivative financial instruments:
Held for trading	23,158	-	-	-	-	23,158
Held for hedging purposes (net settled)	(18)	(198)	(269)	(381)	36	(830)
Held for hedging purposes (gross settled):
Cash outflow	13,556	20,755	39,009	92,784	44,267	210,371
Cash inflow	(11,622)	(16,220)	(38,699)	(91,167)	(41,207)	(198,915)
Debt issues	5,609	12,192	47,472	105,035	18,327	188,635
Total financial liabilities excluding loan capital	577,992	88,221	181,970	117,376	21,478	987,037
Loan capital	62	332	889	9,650	42,891	53,824
Total undiscounted financial liabilities	578,054	88,553	182,859	127,026	64,369	1,040,861
Total contingent liabilities and commitments
Letters of credit and guarantees	13,118	-	-	-	-	13,118
Commitments to extend credit	198,876	-	-	-	-	198,876
Other	117	-	-	-	-	117
Total undiscounted contingent liabilities and commitments	212,111	-	-	-	-	212,111

2023
Financial liabilities
Collateral received	3,540	-	-	-	-	3,540
Deposits and other borrowings	492,759	77,985	115,224	8,847	47	694,862
Other financial liabilities	20,374	832	16,905	2,767	5	40,883
Derivative financial instruments:[a]
Held for trading	18,542	-	-	-	-	18,542
Held for hedging purposes (net settled)	2	(6)	113	130	302	541
Held for hedging purposes (gross settled):
Cash outflow	7,555	13,131	41,532	93,762	27,158	183,138
Cash inflow	(6,395)	(11,931)	(40,619)	(90,167)	(25,049)	(174,161)
Debt issues	5,258	13,656	39,958	102,529	18,116	179,517
Total financial liabilities excluding loan capital	541,635	93,667	173,113	117,868	20,579	946,862
Loan capital	18	267	815	9,416	38,430	48,946
Total undiscounted financial liabilities	541,653	93,934	173,928	127,284	59,009	995,808
Total contingent liabilities and commitments
Letters of credit and guarantees	12,447	-	-	-	-	12,447
Commitments to extend credit	193,457	-	-	-	-	193,457
Other commitments	247	-	-	-	-	247
Total undiscounted contingent liabilities and commitments	206,151	-	-	-	-	206,151

a.	Derivatives not in hedge accounting relationships were all previously presented in the held for trading line. In 2024, economic hedges have been presented within the relevant held for hedging purposes lines to better reflect how these derivatives are managed. Comparatives have been revised to align with current period presentation.

80 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

Parent Entity		Over 1 month	Over 3 months	Over 1 year to
$m	Up to 1 month	to 3 months	to 1 year	5 years	Over 5 years	Total
2024
Financial liabilities
Collateral received	2,949	-	-	-	-	2,949
Deposits and other borrowings	472,586	59,872	109,208	7,816	50	649,532
Other financial liabilities	25,217	1,851	2,829	8	-	29,905
Derivative financial instruments:
Held for trading	23,158	-	-	-	-	23,158
Held for hedging purposes (net settled)	(23)	(187)	(287)	(322)	43	(776)
Held for hedging purposes (gross settled):
Cash outflow	13,566	20,885	39,202	98,148	44,600	216,401
Cash inflow	(11,622)	(16,288)	(38,924)	(96,397)	(41,544)	(204,775)
Debt issues	5,245	11,104	42,214	85,150	16,935	160,648
Due to subsidiaries	12,301	651	3,114	13,039	55,010	84,115
Total financial liabilities excluding loan capital	543,377	77,888	157,356	107,442	75,094	961,157
Loan capital	62	315	836	9,375	41,551	52,139
Total undiscounted financial liabilities	543,439	78,203	158,192	116,817	116,645	1,013,296
Total contingent liabilities and commitments
Letters of credit and guarantees	12,539	-	-	-	-	12,539
Commitments to extend credit	175,206	-	-	-	-	175,206
Other	117	-	-	-	-	117
Total undiscounted contingent liabilities and commitments	187,862	-	-	-	-	187,862

2023
Financial liabilities
Collateral received	3,257	-	-	-	-	3,257
Deposits and other borrowings	447,791	66,071	94,886	6,969	47	615,764
Other financial liabilities	19,788	832	14,977	(9)	5	35,593
Derivative financial instruments:[a]
Held for trading	18,536	-	-	-	-	18,536
Held for hedging purposes (net settled)	(73)	(147)	(24)	(194)	292	(146)
Held for hedging purposes (gross settled):
Cash outflow	7,526	12,236	40,401	84,213	26,654	171,030
Cash inflow	(6,386)	(11,276)	(39,761)	(81,435)	(24,547)	(163,405)
Debt issues	4,847	12,820	33,866	86,665	17,068	155,266
Due to subsidiaries	13,921	546	2,670	12,195	48,625	77,957
Total financial liabilities excluding loan capital	509,207	81,082	147,015	108,404	68,144	913,852
Loan capital	18	249	761	9,133	36,922	47,083
Total undiscounted financial liabilities	509,225	81,331	147,776	117,537	105,066	960,935
Total contingent liabilities and commitments
Letters of credit and guarantees	11,847	-	-	-	-	11,847
Commitments to extend credit	168,719	-	-	-	-	168,719
Other	247	-	-	-	-	247
Total undiscounted contingent liabilities and commitments	180,813	-	-	-	-	180,813

a.

Derivatives not in hedge accounting relationships were all previously presented in the held for trading line. In 2024, economic hedges have been presented within the relevant held for hedging purposes lines to better reflect how these derivatives are managed. Comparatives have been revised to align with current period presentation.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	81

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

21.2.5. Expected maturity

The following tables present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (Note 21.2.4) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the following tables are equity securities classified as trading securities, investment securities and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the following table on a contractual basis, however as part of our normal banking operations, Westpac would expect a large proportion of these balances to be retained.

	2024			2023
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	65,667	-	65,667	102,522	-	102,522
Collateral paid	6,269	-	6,269	4,535	-	4,535
Trading securities and financial assets measured at FVIS	33,090	16,138	49,228	25,046	5,461	30,507
Derivative financial instruments	21,978	2,131	24,109	18,633	2,710	21,343
Investment securities	20,930	82,955	103,885	17,221	58,105	75,326
Loans (net of provisions)	97,010	709,757	806,767	92,419	680,835	773,254
Other financial assets	5,355	101	5,456	6,219	-	6,219
All other assets	921	15,242	16,163	901	15,167	16,068
Total assets	251,220	826,324	1,077,544	267,496	762,278	1,029,774
Liabilities
Collateral received	3,078	-	3,078	3,525	-	3,525
Deposits and other borrowings	711,076	9,413	720,489	679,903	8,265	688,168
Other financial liabilities	37,024	1,053	38,077	42,050	2,820	44,870
Derivative financial instruments	25,390	5,584	30,974	19,737	4,910	24,647
Debt issues	59,911	109,373	169,284	53,854	102,719	156,573
All other liabilities	2,732	2,975	5,707	3,090	3,186	6,276
Total liabilities excluding loan capital	839,211	128,398	967,609	802,159	121,900	924,059
Loan capital	3,829	34,054	37,883	2,770	30,406	33,176
Total liabilities	843,040	162,452	1,005,492	804,929	152,306	957,235
Net assets/(liabilities)	(591,820)	663,872	72,052	(537,433)	609,972	72,539

82 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

	2024			2023
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	58,400	-	58,400	93,466	-	93,466
Collateral paid	6,199	-	6,199	4,505	-	4,505
Trading securities and financial assets measured at FVIS	31,736	15,278	47,014	23,447	4,540	27,987
Derivative financial instruments	21,976	1,926	23,902	18,500	2,538	21,038
Investment securities	18,748	76,875	95,623	14,226	53,282	67,508
Loans (net of provisions)	76,274	633,769	710,043	68,391	609,630	678,021
Other financial assets	4,850	101	4,951	5,812	-	5,812
Due from subsidiaries	8,735	43,604	52,339	10,031	43,613	53,644
Investment in subsidiaries	-	9,095	9,095	-	8,019	8,019
All other assets	719	12,949	13,668	781	12,979	13,760
Total assets	227,637	793,597	1,021,234	239,159	734,601	973,760
Liabilities
Collateral received	2,935	-	2,935	3,243	-	3,243
Deposits and other borrowings	637,088	7,393	644,481	603,816	6,541	610,357
Other financial liabilities	33,883	34	33,917	38,736	44	38,780
Derivative financial instruments	25,392	5,403	30,795	19,722	4,852	24,574
Debt issues	53,982	89,900	143,882	47,176	87,781	134,957
Due to subsidiaries	13,492	42,230	55,722	14,748	40,915	55,663
All other liabilities	2,357	2,387	4,744	2,464	2,863	5,327
Total liabilities excluding loan capital	769,129	147,347	916,476	729,905	142,996	872,901
Loan capital	3,829	32,941	36,770	2,770	29,315	32,085
Total liabilities	772,958	180,288	953,246	732,675	172,311	904,986
Net assets/(liabilities)	(545,321)	613,309	67,988	(493,516)	562,290	68,774

21.3.  Market risk

21.3.1. Value-at-Risk

Westpac uses VaR as one of the mechanisms for controlling both traded and non-traded market risk.

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

The key parameters of VaR are:	Traded market risk	Non-traded market risk
Holding period	1 day	1 year
Confidence level	99%	99%
Period of historical data used	1 year	6 years

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	83

Note 21. Risk management, funding and liquidity risk and market risk (Continued)

21.3.2. Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2024			2023			2022
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	21.2	5.4	10.8	21.8	7.2	11.0	20.2	5.0	9.2
FX risk	7.3	0.9	2.4	14.2	1.1	4.3	8.3	0.3	2.5
Equity risk	0.0	0.0	0.0	0.1	0.0	0.0	0.1	0.0	0.0
Commodity risk	1.7	0.6	1.2	3.5	0.9	2.0	4.0	1.5	2.5
Other market risks[a]	10.1	1.9	5.4	9.4	3.2	6.0	6.5	1.4	2.9
Diversification effect	n/a	n/a	(6.9)	n/a	n/a	(8.1)	n/a	n/a	(6.5)
Net market risk	23.4	6.8	12.9	31.8	8.8	15.2	21.2	5.4	10.6

a.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

21.3.3. Non-traded market risk

Non-traded market risk includes Interest Rate Risk in the Banking Book (IRRBB) – the risk to net interest income or the economic value on banking book items as a result of interest rate changes.

Net interest income (NII) sensitivity is monitored using the Net interest income-at-Risk (NaR) model. The NaR model combines the underlying balance sheet data with assumptions about runoffs, new business, and expected repricing behaviour. This simulates a series of potential NII outcomes, over a one year time horizon subject to 100 and 200 basis point shifts up and down from the current market interest rates in Australia and New Zealand.

Net interest income-at-Risk

The following table depicts potential NII outcomes assuming a worst case 100 basis point rate shock (up and down) with a 12 month time horizon (expressed as a percentage of reported NII):

	2024				2023
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	1.84	1.84	0.97	1.42	1.81	1.88	0.82	1.42
Parent Entity	1.40	1.43	0.59	1.03	1.47	1.67	0.49	1.20

Value at Risk - IRRBB

The table below depicts internal VaR for IRRBB1:

	2024				2023
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	77.7	80.6	37.5	50.0	49.5	68.4	45.7	55.8

As at 30 September 2024 the Value at Risk – IRRBB for the Parent Entity was $77 million (2023: $49 million).

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.

Westpac hedges its exposure to such interest rate risk using derivatives. Further details on Westpac’s hedge accounting are discussed in Note 20.

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

Note 20 includes details on the net investment hedges related to structural FX risk and economic hedges of New Zealand future earnings.

1.	Based on a 1 day holding period and 1 year of historical data to allow comparison to the traded market risk results, noting IRRBB is managed to a longer holding period.

84 WESTPAC GROUP 2024 ANNUAL REPORT

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

Critical accounting assumptions and estimates

The majority of valuation models used by Westpac employ only observable market data as inputs. However, for certain financial instruments data may be employed which is not readily observable in current markets.

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

Where unobservable market data is used, more judgement is required to determine fair value. The significance of these judgements depends on the significance of the unobservable input to the overall valuation. Unobservable inputs are generally derived from other relevant market data and adjusted against:

● Standard industry practice;
● Economic models; and
● Observed transaction prices.

In order to determine a reliable fair value for a financial instrument, management may apply adjustments to the techniques previously described. These adjustments reflect Westpac’s assessment of factors that market participants would consider in setting the fair value.

These adjustments incorporate bid/offer spreads, credit valuation adjustments (CVA) and funding valuation adjustments (FVA).

Fair Valuation Control Framework

Westpac uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

●	The revaluation of financial instruments;
●	Independent price verification;
●	Fair value adjustments; and
●	Financial reporting.

A key element of the framework is the Revaluation Committee, comprising senior valuation specialists from within Westpac. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

Westpac categorises all fair value instruments according to the hierarchy described below.

Valuation techniques

Westpac applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes CVA and FVA, which incorporate credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	85

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

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity, exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.

86 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (Continued)

Instrument	Balance sheet category	Includes	Valuation
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Australian residential mortgage backed securities (RMBS) and other asset backed securities (ABS)

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

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes	Valuation
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Certain debt securities with low observability, usually issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity instruments	Investment securities	Strategic equity investments

Valued using valuation techniques appropriate to the instrument, including the use of recent arm’s length transactions where available, discounted cash flow approach or reference to the net assets of the entity.

Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	87

Note 22. Fair values of financial assets and financial liabilities (Continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy.

	2024				2023
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	15,522	33,700	6	49,228	4,468	26,012	27	30,507
Derivative financial instruments	13	24,089	7	24,109	27	21,290	26	21,343
Investment securities	14,117	88,155	447	102,719	5,620	67,833	441	73,894
Loans	-	210	15	225	-	4	15	19
Total financial assets measured at fair value on a recurring basis	29,652	146,154	475	176,281	10,115	115,139	509	125,763
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[a]	-	46,878	-	46,878	-	47,220	-	47,220
Other financial liabilities[b]	891	18,428	-	19,319	1,714	10,255	-	11,969
Derivative financial instruments	14	30,955	5	30,974	28	24,604	15	24,647
Debt issues[c]	-	5,385	-	5,385	-	3,222	-	3,222
Total financial liabilities measured at fair value on a recurring basis	905	101,646	5	102,556	1,742	85,301	15	87,058
Parent Entity
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	15,091	31,918	5	47,014	4,395	23,566	26	27,987
Derivative financial instruments	13	23,883	6	23,902	27	20,985	26	21,038
Investment securities	11,166	84,182	206	95,554	3,490	63,767	202	67,459
Loans	-	210	1	211	-	4	3	7
Due from subsidiaries	-	1,044	-	1,044	-	1,159	-	1,159
Total financial assets measured at fair value on a recurring basis	26,270	141,237	218	167,725	7,912	109,481	257	117,650
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[a]	-	45,167	-	45,167	-	44,973	-	44,973
Other financial liabilities[b]	891	18,428	-	19,319	1,714	10,213	-	11,927
Derivative financial instruments	14	30,776	5	30,795	28	24,531	15	24,574
Debt issues[c]	-	1,961	-	1,961	-	1,852	-	1,852
Due to subsidiaries	-	344	-	344	-	1,875	-	1,875
Total financial liabilities measured at fair value on a recurring basis	905	96,676	5	97,586	1,742	83,444	15	85,201

a.	The contractual outstanding amount payable at maturity was $47,328 million (2023: $47,614 million) for the Group and $45,603 million (2023: $45,331 million) for the Parent Entity.
b.	The contractual outstanding amount payable at maturity for the Group is $19,320 million (2023: $11,970 million) and $19,320 million for the Parent Entity (2023: $11,929 million).
c.

The contractual outstanding payable at maturity was $5,678 million (2023: $3,772 million) for the Group and $2,226 million (2023: $2,392 million) for the Parent Entity. The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk was $58 million decrease (2023: $45 million decrease) for the Group and Parent Entity.

88 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (Continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3).

	Trading
	securities and
	financial assets
	measured	Investment	Derivative and	Total Level	Derivative	Total Level
$m	at FVIS	securities	other assets	3 assets	liabilities	3 liabilities
Consolidated
Balance as at 30 September 2022	18	387	40	445	23	23
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(9)	(9)	(7)	(7)
OCI	-	(17)	-	(17)	-	-
Acquisitions and issues	31	84	145	260	115	115
Disposals and settlements	(19)	(13)	(124)	(156)	(109)	(109)
Transfer into or out of non-market observables	(4)	-	(12)	(16)	(7)	(7)
Foreign currency translation impacts	1	-	1	2	-	-
Balance as at 30 September 2023	27	441	41	509	15	15
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(1)	-	(28)	(29)	2	2
OCI	-	(11)	-	(11)	-	-
Acquisitions and issues	9	21	231	261	308	308
Disposals and settlements	(11)	(5)	(220)	(236)	(311)	(311)
Transfer into or out of non-market observables	(18)	-	(2)	(20)	(9)	(9)
Foreign currency translation impacts	-	1	-	1	-	-
Balance as at 30 September 2024	6	447	22	475	5	5
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2023	(1)	-	25	24	(1)	(1)
30 September 2024	-	-	5	5	1	1

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	89

Note 22. Fair values of financial assets and financial liabilities (Continued)

	Trading
	securities and
	financial assets
	measured	Investment	Derivative and	Total Level	Derivative	Total Level
$m	at FVIS	securities	other assets	3 assets	liabilities	3 liabilities
Parent Entity
Balance as at 30 September 2022	18	157	22	197	23	23
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	(9)	(9)	(7)	(7)
OCI	-	(30)	-	(30)	-	-
Acquisitions and issues	30	79	144	253	115	115
Disposals and settlements	(19)	(4)	(116)	(139)	(109)	(109)
Transfer into or out of non-market observables	(4)	-	(12)	(16)	(7)	(7)
Foreign currency translation impacts	1	-	-	1	-	-
Balance as at 30 September 2023	26	202	29	257	15	15
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(1)	-	(28)	(29)	2	2
OCI	-	(13)	-	(13)	-	-
Acquisitions and issues	9	16	228	253	308	308
Disposals and settlements	(11)	-	(220)	(231)	(311)	(311)
Transfer into or out of non-market observables	(18)	-	(2)	(20)	(9)	(9)
Foreign currency translation impacts	-	1	-	1	-	-
Balance as at 30 September 2024	5	206	7	218	5	5
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2023	(1)	-	25	24	(1)	(1)
30 September 2024	-	-	5	5	1	1

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on Westpac’s reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for both Westpac and the Parent Entity as at 30 September 2024 was $1 million (2023: nil).

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

90 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Fair values of financial assets and financial liabilities (Continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value.

		Estimated fair value
Consolidated	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2024
Financial assets not measured at fair value
Cash and balances with central banks	65,667	65,667	-	-	65,667
Collateral paid	6,269	6,269	-	-	6,269
Investment securities	1,166	-	452	714	1,166
Loans	806,542	-	-	805,776	805,776
Other financial assets	5,456	-	5,456	-	5,456
Total financial assets not measured at fair value	885,100	71,936	5,908	806,490	884,334
Financial liabilities not measured at fair value
Collateral received	3,078	3,078	-	-	3,078
Deposits and other borrowings	673,611	-	670,515	3,869	674,384
Other financial liabilities	18,758	-	18,758	-	18,758
Debt issues[a]	163,899	-	162,750	1,755	164,505
Loan capital[a]	37,883	-	39,390	-	39,390
Total financial liabilities not measured at fair value	897,229	3,078	891,413	5,624	900,115

2023
Financial assets not measured at fair value
Cash and balances with central banks	102,522	102,522	-	-	102,522
Collateral paid	4,535	4,535	-	-	4,535
Investment securities	1,432	-	511	921	1,432
Loans	773,235	-	-	768,890	768,890
Other financial assets	6,219	-	6,219	-	6,219
Total financial assets not measured at fair value	887,943	107,057	6,730	769,811	883,598
Financial liabilities not measured at fair value
Collateral received	3,525	3,525	-	-	3,525
Deposits and other borrowings	640,948	-	636,999	4,331	641,330
Other financial liabilities	32,901	-	32,901	-	32,901
Debt issues[a]	153,351	-	152,131	998	153,129
Loan capital[a]	33,176	-	33,512	-	33,512
Total financial liabilities not measured at fair value	863,901	3,525	855,543	5,329	864,397

a.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	91

Note 22. Fair values of financial assets and financial liabilities (Continued)

		Estimated fair value
Parent Entity	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2024
Financial assets not measured at fair value
Cash and balances with central banks	58,400	58,400	-	-	58,400
Collateral paid	6,199	6,199	-	-	6,199
Investment securities	69	-	-	69	69
Loans	709,832	-	-	709,048	709,048
Due from subsidiaries[a]	50,517	-	4,683	45,834	50,517
Other financial assets	4,951	-	4,951	-	4,951
Total financial assets not measured at fair value	829,968	64,599	9,634	754,951	829,184
Financial liabilities not measured at fair value
Collateral received	2,935	2,935	-	-	2,935
Deposits and other borrowings	599,314	-	598,587	1,405	599,992
Other financial liabilities	14,598	-	14,598	-	14,598
Debt issues[b]	141,921	-	142,427	-	142,427
Due to subsidiaries	55,378	-	3,505	51,873	55,378
Loan capital[b]	36,770	-	38,240	-	38,240
Total financial liabilities not measured at fair value	850,916	2,935	797,357	53,278	853,570

2023
Financial assets not measured at fair value
Cash and balances with central banks	93,466	93,466	-	-	93,466
Collateral paid	4,505	4,505	-	-	4,505
Investment securities	49	-	-	49	49
Loans	678,014	-	-	674,713	674,713
Due from subsidiaries[a]	51,796	-	4,274	47,522	51,796
Other financial assets	5,812	-	5,812	-	5,812
Total financial assets not measured at fair value	833,642	97,971	10,086	722,284	830,341
Financial liabilities not measured at fair value
Collateral received	3,243	3,243	-	-	3,243
Deposits and other borrowings	565,384	-	564,310	1,443	565,753
Other financial liabilities	26,853	-	26,853	-	26,853
Debt issues[b]	133,105	-	133,039	-	133,039
Due to subsidiaries	53,788	-	3,408	50,380	53,788
Loan capital[b]	32,085	-	32,431	-	32,431
Total financial liabilities not measured at fair value	814,458	3,243	760,041	51,823	815,107

a.	Due from subsidiaries excluded $778 million (2023: $689 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.
b.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

92 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 23. Offsetting financial assets and financial liabilities

Accounting policy

Financial assets and liabilities are presented net in the balance sheet when Westpac has a legally enforceable right to offset them in all circumstances and there is an intention to settle the asset and liability on a net basis, or to realise the asset and settle the liability simultaneously. The gross assets and liabilities behind the net amounts reported in the balance sheet are disclosed in the following tables.

Some of Westpac’s offsetting arrangements are not enforceable in all circumstances. The amounts in the tables below may not tie back to the balance sheet if there are balances which are not subject to offsetting or enforceable netting arrangements. The amounts presented in this note do not represent the credit risk exposure of Westpac or Parent Entity. Refer to Note 11 for information on credit risk management. The offsetting and collateral arrangements and other credit risk mitigation strategies used by Westpac are further explained in the ‘Management of risk mitigation’ section of Note 11.5.

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Consolidated		Amounts	the balance	financial	Cash	instrument
$m	Gross amounts	offset	sheet	instruments	collateral[a,b]	collateral	Net amount
2024
Assets
Collateral paid[c]	4,532	(4,474)	58	-	-	-	58
Derivative financial instruments[d]	73,247	(50,474)	22,773	(17,071)	(3,065)	(112)	2,525
Reverse repurchase agreements[e]	19,898	(1,908)	17,990	-	(14)	(17,950)	26
Loans[f]	23,218	(23,147)	71	-	-	-	71
Total assets	120,895	(80,003)	40,892	(17,071)	(3,079)	(18,062)	2,680
Liabilities
Collateral received	2,562	(2,559)	3	-	-	-	3
Derivative financial instruments[d]	80,776	(52,389)	28,387	(17,071)	(5,870)	(1,721)	3,725
Repurchase agreements[g]	20,756	(1,908)	18,848	-	(57)	(18,791)	-
Deposits and other borrowings[f]	49,007	(23,147)	25,860	-	-	-	25,860
Total liabilities	153,101	(80,003)	73,098	(17,071)	(5,927)	(20,512)	29,588
2023
Assets
Collateral paid[c]	11,162	(11,107)	55	-	-	-	55
Derivative financial instruments[d]	87,261	(67,752)	19,509	(13,344)	(3,417)	(53)	2,695
Reverse repurchase agreements[e]	12,054	-	12,054	-	(109)	(11,862)	83
Loans[f]	25,343	(25,301)	42	-	-	-	42
Total assets	135,820	(104,160)	31,660	(13,344)	(3,526)	(11,915)	2,875
Liabilities
Collateral received	5,131	(5,127)	4	-	-	-	4
Derivative financial instruments[d]	95,461	(73,732)	21,729	(13,364)	(4,340)	(2,166)	1,859
Repurchase agreements[g]	25,059	-	25,059	-	(19)	(25,040)	-
Deposits and other borrowings[f]	52,421	(25,301)	27,120	-	-	-	27,120
Total liabilities	178,072	(104,160)	73,912	(13,364)	(4,359)	(27,206)	28,983

a.

$3,078 million (2023: $3,525 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

b.

$5,927 million (2023: $4,359 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $342 million (2023: $176 million) in futures margin that does not form part of this column.

c.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

d.	$1,336 million (2023: $1,834 million) of derivative financial assets and $2,587 million (2023: $2,918 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
e.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
f.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 9 and part of deposits and other borrowings in Note 12.

g.	Repurchase agreements form part of other financial liabilities in Note 19.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	93

Note 23. Offsetting financial assets and financial liabilities (Continued)

	Amounts subject to enforceable netting arrangements
	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset
			Net amounts	Other
			reported in	recognised		Financial
Parent Entity		Amounts	the balance	financial	Cash	instrument
$m	Gross amounts	offset	sheet	instruments	collateral[a,b]	collateral	Net amount
2024
Assets
Collateral paid[c]	4,532	(4,474)	58	-	-	-	58
Derivative financial instruments[d]	73,041	(50,474)	22,567	(16,971)	(2,922)	(112)	2,562
Reverse repurchase agreements[e]	19,898	(1,908)	17,990	-	(14)	(17,950)	26
Loans[f]	23,218	(23,147)	71	-	-	-	71
Total assets	120,689	(80,003)	40,686	(16,971)	(2,936)	(18,062)	2,717
Liabilities
Collateral received	2,562	(2,559)	3	-	-	-	3
Derivative financial instruments[d]	80,595	(52,389)	28,206	(16,971)	(5,800)	(1,721)	3,714
Repurchase agreements[g]	17,979	(1,908)	16,071	-	(57)	(16,014)	-
Deposits and other borrowings[f]	49,007	(23,147)	25,860	-	-	-	25,860
Total liabilities	150,143	(80,003)	70,140	(16,971)	(5,857)	(17,735)	29,577
2023
Assets
Collateral paid[c]	11,162	(11,107)	55	-	-	-	55
Derivative financial instruments[d]	86,969	(67,752)	19,217	(13,334)	(3,135)	(53)	2,695
Reverse repurchase agreements[e]	12,013	-	12,013	-	(109)	(11,821)	83
Loans[f]	25,343	(25,301)	42	-	-	-	42
Total assets	135,487	(104,160)	31,327	(13,334)	(3,244)	(11,874)	2,875
Liabilities
Collateral received	5,131	(5,127)	4	-	-	-	4
Derivative financial instruments[d]	95,394	(73,732)	21,662	(13,334)	(4,310)	(2,166)	1,852
Repurchase agreements[g]	20,315	-	20,315	-	(19)	(20,296)	-
Deposits and other borrowings[f]	52,421	(25,301)	27,120	-	-	-	27,120
Total liabilities	173,261	(104,160)	69,101	(13,334)	(4,329)	(22,462)	28,976

a.

$2,935 million (2023: $3,243 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

b.

$5,857 million (2023: $4,329 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $342 million (2023: $176 million) in futures margin that does not form part of this column.

c.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

d.	$1,335 million (2023: $1,821 million) of derivative financial assets and $2,589 million (2023: $2,912 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
e.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
f.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 9 and part of deposits and other borrowings in Note 12.

g.	Repurchase agreements form part of other financial liabilities in Note 19.

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

94 WESTPAC GROUP 2024 ANNUAL REPORT

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

Westpac’s CGUs represent the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. They reflect the level at which Westpac monitors and manages its operations.

Brand names

Brand names acquired in a business combination, including St.George, BT and BankSA, are initially recognised at cost. As these assets have been assessed as having indefinite useful lives they are not amortised but tested for impairment at least annually or whenever there is an indication of impairment. The useful life of each brand name intangible assets is also reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment.

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

Judgement is also required in determining the useful life of intangible assets other than goodwill.

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

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	95

Note 24. Intangible assets (Continued)

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Goodwill
Balance as at beginning of year	7,419	7,393	6,253	6,253
Additions[a]	21	-	-	-
Other adjustments	(7)	26	-	-
Balance as at end of year	7,433	7,419	6,253	6,253
Computer software
Balance as at beginning of year	2,797	2,264	2,371	1,992
Additions	792	1,141	673	952
Impairment	(19)	(8)	(19)	(8)
Amortisation	(889)	(621)	(783)	(565)
Other adjustments	(6)	21	-	-
Balance as at end of year	2,675	2,797	2,242	2,371
Cost	8,856	8,450	7,493	7,187
Accumulated amortisation and impairment	(6,181)	(5,653)	(5,251)	(4,816)
Carrying amount	2,675	2,797	2,242	2,371
Brand names	638	670	636	636
Total intangible assets	10,746	10,886	9,131	9,260
Goodwill has been allocated to the following CGUs:
Consumer	4,829	4,829	4,484	4,484
Business & Wealth[b]	2,122	2,101	1,769	1,769
New Zealand	482	489	-	-
Total goodwill	7,433	7,419	6,253	6,253
Brand names has been allocated to the following CGUs:
Consumer	350	382	350	350
Business & Wealth[b]	288	288	286	286
Total goodwill	638	670	636	636

a.	Related to the acquisition of HealthPoint.
b.	During 2024, the Group established a new operating segment called Business & Wealth and dissolved the Specialist Business Division (SBD). Certain businesses of SBD, which included the Platforms and Margin Lending CGUs, have been incorporated into the Business & Wealth segment. The Business & Wealth segment now comprises individual CGUs (Business, Platforms, Margin Lending and HealthPoint) to which goodwill has been allocated. The carrying amount of goodwill for Business was $1,812 million as at 30 September 2024 and 30 September 2023. The carrying amount of goodwill allocated to the remaining individual CGUs in this segment is not significant.

The carrying value of the RAMS brand ($32 million) was impaired in full in 2024.

96 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

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

Significant assumptions used in recoverable amount calculations

The assumptions made for goodwill impairment testing for each relevant significant CGU are provided in the following table and are based on past experience and management’s expectations for the future. In the current year and given the present economic environment, Westpac has reassessed these assumptions and revised them where necessary in order to provide a reasonable estimate of the value-in-use of the CGUs and Group.

	Discount rate		Cash flows
	Post-tax rate/Pre-tax rate		Forecast period/terminal growth rate
	2024	2023	2024	2023
Australian CGUs[a]	9% / 11.7%-11.9%	9% / 11.8%-12.1%	5 years / 2%	3 years / 2%
New Zealand	9% / 11.4%-11.7%	9% / 11.5%-12.0%	5 years / 2%	3 years / 2%

a.	Australian CGUs comprise Consumer and the CGUs within Business & Wealth.

Westpac discounts the projected cash flows by its adjusted pre-tax equity rate.

The cashflows used are based on management approved forecasts. These forecasts utilise information about current and future economic conditions, observable historical information and management expectations of future business performance. The terminal growth rate represents the growth rate applied to extrapolate cash flows beyond the forecast period and reflects the lower end of the RBA’s target long-term inflation rate band. For all CGUs tested, the recoverability of goodwill is not reliant on any one particular assumption. There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on Westpac’s reported results.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	97

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

Provision for ECL on credit commitments

Westpac is committed to provide facilities and guarantees as explained below. If it is probable that a facility will be drawn and the resulting asset will be less than the drawn amount then a provision for impairment is recognised. The provision for ECL is calculated using the methodology described in Note 10.

Compliance, Regulation and Remediation provisions

The compliance, regulation and remediation provisions relate to matters of potential misconduct in providing services to our customers identified both as a result of regulatory action and internal reviews. An assessment of the likely cost of these matters to Westpac (including applicable customer refunds) is made on a case-by-case basis and specific provisions are made where appropriate.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised in the balance sheet but are disclosed unless the outflow of economic resources is remote.

Undrawn credit commitments

Westpac enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

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

98 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Provisions

						Litigation,
		Annual leave	Provision for			non-lending
		and other	impairment on	Lease	Restructuring	losses and
	Long service	employee	credit	restoration	and other	remediation
$m	leave	benefits	commitments	obligations	provisions	provisions	Total
Consolidated
Balance as at 30 September 2023	464	933	497	183	342	358	2,777
Additions	99	1,139	80	7	190	188	1,703
Utilisation	(58)	(1,163)	-	(27)	(274)	(188)	(1,710)
Reversal of unutilised provisions	(28)	(9)	(61)	-	(48)	(118)	(264)
Other	-	(1)	-	-	-	-	(1)
Balance as at 30 September 2024	477	899	516	163	210	240	2,505
Parent Entity
Balance as at 30 September 2023	453	844	454	160	329	303	2,543
Additions	88	1,099	71	6	180	158	1,602
Utilisation	(48)	(1,110)	-	(25)	(267)	(168)	(1,618)
Reversal of unutilised provisions	(28)	(9)	(61)	-	(44)	(114)	(256)
Balance as at 30 September 2024	465	824	464	141	198	179	2,271

Legislative liabilities

Westpac had the following assessed liabilities as at 30 September 2024:

●	$22 million (2023: $23 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
●	$7 million (2023: $8 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
●	$7 million (2023: $8 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
●	$2 million (2023: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
●	Nil (2023: nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
●	Nil (2023: nil) based on an actuarial assessment as a self-insurer under the Return to Work Act 1986 (Northern Territory);
●	$1 million (2023: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
●	$2 million (2023: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Appropriate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	99

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Provisions

Litigation, non-lending losses and remediation provisions

Provisions for the financial year 2024 include estimates of:

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

Certain litigation

As at 30 September 2024, the Group held provisions in respect of potential non-lending losses and costs connected with certain litigation, including:

●	Civil penalty proceedings commenced by ASIC against Westpac on 4 September 2023, alleging contraventions under the National Credit Code (Credit Code) and National Consumer Credit Protection Act 2009 (Cth). The proceedings relate to system and operational failures and allege that Westpac did not respond to 288 online hardship applications between 2015 and 2023 within the time-frames required under the Credit Code. Westpac self-reported the incidents to ASIC and has remediated impacted customers. ASIC also alleges that Westpac failed to do all things necessary to ensure that credit activities were engaged in efficiently, honestly and fairly. A hearing date has been fixed for 27 May 2025;
●	A class action commenced against Westpac and St.George Finance Limited (SGF) on 15 July 2020, in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. It is alleged that Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. This proceeding is one of three class actions commenced against lenders in the auto finance industry. One proceeding settled in September 2024. The joint trial for two of the proceedings commenced 14 October 2024. Westpac and SGF are defending the proceedings. Westpac no longer pays flex commissions following an industry wide ban and will finalise the divestment of its auto-finance business in 2025; and
●	On 5 October 2023 a class action was commenced in the Federal Court of Australia against BT Funds Management Limited (BTFM), Westpac Securities Administration Limited (WSAL) and Westpac Life Insurance Services Limited (now known as TAL Life Insurance Services Limited) (WLIS), a former Group subsidiary. In September 2024 the parties agreed to discontinue the proceedings, subject to approval of the Court.

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

Restructuring provisions

Westpac carries restructuring provisions for committed business restructures and branch closures. The provisions held primarily relate to staff separation costs and redundancies.

Lease restoration obligations

The lease restoration provision reflects an estimate of the cost of making good leasehold premises at the end of Westpac’s property leases.

Contingent liabilities

Regulatory investigations, reviews and inquiries

Domestic regulators, statutory authorities and other bodies, such as ASIC, ACCC, APRA, AUSTRAC, BCCC, AFCA, the OAIC, the ATO and the Fair Work Ombudsman (FWO), as well as certain international regulators and other bodies such as the Reserve Bank of New Zealand, New Zealand Financial Markets Authority and Commerce Commission, BPNG and its Financial Analysis & Supervision Unit, the SEC and FINRA, from time to time conduct investigations, reviews or inquiries (some of which may be industry wide). These activities can cover a range of matters (including potential contraventions and non-compliance) that involve, or may in the future, involve the Group.

100 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

These currently include:

●	Engagement with various regulators in relation to RAMS. The engagements include an enforcement investigation by ASIC into Westpac, RAMS Financial Group Pty Limited (RFG) and RAMS authorised credit representatives (including RAMS franchisees) in connection with the provision of home loan products from 1 January 2019 to 1 September 2023. The current focus of ASIC’s investigation is on RFG’s and Westpac’s general conduct obligations, prohibitions on conducting business with unaccredited loan referrers and unlicensed persons, and giving misleading information. Following a strategic review by Westpac and RFG of the RAMS business, RFG has exited a number of franchisees and closed the RAMS business to new home loan applications from 6 August 2024. Disputes have been raised by franchisees in relation to these actions, including the commencement of a class action in May 2024. We are also responding to enquiries from APRA;
●	Engagement with the ATO in relation to the remediation and uplift of Westpac’s Common Reporting Standard (CRS) reporting, noting unsatisfactory completion may result in enforcement action against Westpac;
●	Investigation by the FWO in relation to Westpac’s self-disclosed remediation program regarding employee pay- related entitlements. Westpac considers enforcement action against it likely, and could include an Enforceable Undertaking; and
●	Regulatory investigations, reviews or inquiries into other areas such as risk governance, AML/CTF Program, including Transaction Monitoring Program and associated processes and procedures, compliance with industry codes, consumer credit contracts banking products, hardship processes, consumer lending conduct, Consumer Data Rights and design and distribution obligations.

It is uncertain what (if any) actions will result following the conclusion of these investigations or matters. No provisions have yet been made in relation to any financial liability that might arise, or costs that may be incurred in the event proceedings are pursued in relation to the matters outlined above.

Such investigations, reviews or inquiries, or risk-based decisions taken by Westpac regarding relevant businesses, have previously resulted, and/or may in the future result in litigation (including class action proceedings and criminal proceedings), significant fines and penalties, infringement notices, enforcement action including enforceable undertakings, requirement to undertake a review, referral to the relevant Commonwealth or State Director of Public Prosecutions for consideration for criminal prosecution, imposition of capital or liquidity requirements, licence revocation, suspension or variation, customer remediation or other sanctions or action being taken by regulators or other parties. Investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties. Prior penalties and contraventions by Westpac in relation to similar issues can also affect penalties that may be imposed. Reliance on third parties and any contributing actions of third parties may not mitigate penalties.

Litigation

There are ongoing Court proceedings, claims and possible claims against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below.

Class actions

In addition to the class action litigation noted under Provisions, above:

●	Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which were the subject of the AUSTRAC civil proceedings. The damages sought on behalf of members of the class have not yet been specified. However, in the course of a procedural hearing in August 2022, the applicant indicated that a preliminary estimate of the losses that may be alleged in respect of a subset of potential group members exceeded $1 billion. While it remains unclear how the applicant will ultimately formulate their estimate of alleged damages claimed on behalf of group members, it is possible that the claim may be higher (or lower) than the amount referred to above. Given the time period and the nature of the claims alleged to be in question, along with the reduction in our market capitalisation at the time of the commencement of the AUSTRAC civil proceedings, it is likely that any total alleged damages (when, and if, ultimately articulated by the applicant) will be significant. Westpac continues to deny both that its disclosure was inappropriate and, as such, that any group member has incurred damage. The matter has not yet been set down for a hearing.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	101

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve issues that have the potential to impact our customers, employees, other stakeholders and reputation. These internal reviews continue to identify issues in respect of which we are taking, or will take, steps to put things right, including so that our customers and employees (as applicable) are not disadvantaged from certain past practices, including by making compensation/remediation payments and providing refunds where appropriate. These issues include, among other things, consumer lending conduct; compliance with lending obligations; hardship processes; sufficiency of training, policies, processes and procedures; AML/CTF Program, including Transaction Monitoring Program and associated processes and procedures; product disclosure; destruction and retention of personal information; and impacts from inadequate product governance, including the way some product terms and conditions are operationalised.

By undertaking these reviews, we can also improve our processes and controls, including those of our contractors, agents, and authorised credit representatives. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Even where Westpac has remediated or compensated customers, employees or issues, there can still be the risk of regulators challenging the basis, scope or pace of remediation, taking enforcement action (including seeking enforceable undertakings and contrition payments), or imposing fines/penalties or other sanctions, including civil or criminal prosecutions. Contingent liabilities may exist in respect of actual or potential claims or proceedings (which could be brought by customers, employees/unions, regulators or criminal prosecutors), compensation/remediation payments and/or refunds identified as part of these reviews.

Contingent levies

The Group is subject to a number of regulatory levies, which may be imposed at the discretion of the relevant regulating body. These include levies that fund the Financial Claims Scheme and the Compensation Scheme of Last Resort.

Exposures to third parties relating to divested businesses

The Group has potential exposures relating to warranties, indemnities and other commitments it has provided to third parties in connection with various divestments of entities, businesses and assets. The warranties, indemnities and other commitments cover a range of matters, conduct and risks. We have made payments under these indemnities and are in discussions with one or more parties in relation to claims made, and potential claims, under these arrangements. Provisions have been raised for matters where a present obligation exists, and a probable settlement can be reliably estimated.

Contingent tax risk

Tax and regulatory authorities in Australia and in other jurisdictions review, in the normal course of business, the direct and indirect taxation treatment of transactions (both historical and present-day transactions) undertaken by Westpac. Westpac also responds to various notices and requests for information it receives from tax and regulatory authorities.

These reviews, notices and requests may result in additional tax liabilities (including interest and penalties).

Westpac has assessed these and other taxation matters arising in Australia and elsewhere, including seeking independent advice.

Clearing and settlement obligations

Westpac is subject to the rules governing clearing and settlement activities under which loss sharing arrangements may arise. This includes the requirements of central clearing houses where Westpac has made contributions to a default fund. In the event of a default of another clearing member, Westpac could be required to make additional default fund contributions.

Parent entity guarantees and undertakings to subsidiaries

Consistent with 2023, Westpac Banking Corporation, as the parent entity of Westpac, makes the following guarantees and undertakings to its subsidiaries:

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

102 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Contingent assets

The credit commitments shown in the following table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Undrawn credit commitments

Westpac enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose Westpac to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments. Some of the arrangements can be cancelled by Westpac at any time and a significant portion is expected to expire without being drawn. The actual liquidity and credit risk exposure varies in line with amounts drawn and may be less than the amounts disclosed.

Westpac uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 11 and Note 21 of the 2024 Annual Report for further details of credit risk and liquidity risk management, respectively.

Undrawn credit commitments excluding derivatives are as follows:

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Undrawn credit commitments
Letters of credit and financial guarantees[a]	13,118	12,447	12,539	11,847
Commitments to extend credit[b]	198,876	193,457	175,206	168,719
Other	117	247	117	247
Total undrawn credit commitments	212,111	206,151	187,862	180,813

a.

Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Financial guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain financial guarantees issued.

b.

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, $6 billion (2023: $8.8 billion) for the Group and $5.1 billion (2023: $7.9 billion) for the Parent Entity of credit exposures were offered and accepted but still revocable. These represent part of Westpac Group’s maximum credit exposure to credit risk.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	103

CAPITAL AND DIVIDENDS

Note 26. Shareholders’ equity

Accounting policy

Share capital

Ordinary shares are recognised at the amount paid up per ordinary share, net of directly attributable issue costs. Treasury shares are shares in the Parent Entity, purchased by the Parent Entity or other entities within Westpac. These shares are adjusted against share capital as the net of the consideration paid to purchase the shares and, where applicable, any consideration received from the subsequent sale or reissue of these shares.

Non-controlling interests

Non-controlling interests represent the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity.

Reserves

Foreign currency translation reserve

Exchange differences arising on translation of Westpac’s foreign operations, and any offsetting gains or losses on hedging the net investment are reflected in the foreign currency translation reserve. A cumulative credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised and recognised in the income statement on sale or disposal of the foreign operation.

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

Other reserves for Westpac consist of transactions relating to changes in the Parent Entity’s ownership of a subsidiary that do not result in a loss of control.

The amount recorded in other reserves reflects the difference between the amount by which NCI are adjusted and the fair value of any consideration paid or received.

104 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 26. Shareholders’ equity (Continued)

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Share capital
Ordinary share capital, fully paid	37,958	39,826	37,958	39,826
Treasury shares[a]	(758)	(702)	(816)	(760)
Total share capital	37,200	39,124	37,142	39,066
Non-controlling interest
Perpetual Preference Shares (PPS)	339	-	-	-
Other[b]	8	44	-	-
Total non-controlling interests	347	44	-	-

a.	2024: 6,173,874 unvested RSP and EIP treasury shares held (2023: 5,249,663).
b.	Westpac acquired 8.74% of the non-controlling interest in Westpac Bank-PNG-Limited.

Perpetual Preference Shares (PPS)

On 13 September 2024, Westpac New Zealand Limited (WNZL), a wholly-owned subsidiary of Westpac, issued NZD375 million PPS to external investors. The PPS is recognised as a non-controlling interests to the Group at the amount paid up per share, net of directly attributable issue costs (NZD6 million). Discretionary distributions on PPS are recognised in equity when paid.

A summary of the key terms of the PPS is provided below.

$	Issue date	PPS distribution rate	Optional redemption date
NZ$375 million	13 September 2024	Fixed at 7.10% until 13 September 2029 (when it resets to a floating rate equal to the NZ 3 month bank bill rate + 3.50% p.a.)	13 September 2029 and each quarterly scheduled distribution payment date after that date

PPS distribution payable

Quarterly PPS distributions are at the absolute discretion of WNZL. In addition, PPS distributions will only be paid if WNZL is solvent on the payment date and remains solvent immediately after such payment is made and the payment of the PPS distribution will not result in a breach of WNZL’s conditions of registration as at the time of the payment.

PPS distributions are non-cumulative. If a PPS distribution is not paid in full, WNZL may not determine or pay any dividends on its ordinary shares or undertake a discretionary buy-back or capital reduction of WNZL’s ordinary shares until a subsequent PPS distribution is paid in full (except in limited circumstances).

Redemption

WNZL may elect to redeem all of the PPS, on the relevant optional redemption date, or at any time for certain tax or regulatory reasons. Redemption is subject to certain conditions, including the Reserve Bank of New Zealand’s prior written approval and WNZL remaining solvent immediately after the redemption. Holders have no right to require redemption.

Conversion

The PPS have no conversion or exchange options and no non-viability triggers.

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	105

Note 26. Shareholders’ equity (Continued)

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2024	2023
Opening balance	3,509,076,960	3,501,127,694
Shares issued from dividend reinvestment plan[a]	-	7,949,266
Share buyback[b]	(67,665,599)	-
Closing balance	3,441,411,361	3,509,076,960

a.

The dividends re-investment plans for the 2024 interim, 2023 interim and 2023 final dividends were satisfied with the purchase of existing shares by a third party and therefore does not impact the numbers of shares on issue. For the 2022 final dividend, participants received shares at an average price per share of $23.86, which increased share capital by $192 million.

b.

During 2024, Westpac announced its intention to undertake a $2.5 billion on market buyback of WBC ordinary shares. As at 30 September 2024 Westpac has bought back and cancelled 67,665,599 ordinary shares ($1,812 million) at an average price of $26.78.

Ordinary shares purchased on market

	2024
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	1,294,803	21.05
Restricted Shares[a]	2,456,247	23.02
Westpac Performance Plan (WPP) - share rights exercised	317,173	22.00
Westpac Equity Incentive Plan (EIP) - Unhurdled share rights exercised	836	21.47
Westpac Long Term Variable Reward Plan (LTVR) - share rights to be exercised[b]	679,694	32.54
Total number of ordinary shares purchased on market	4,748,753	-

a.	Ordinary shares allocated to employees under the RSP and EIP are classified as treasury shares until the shares vest.
b.	During September 2024, 679,694 shares were purchased for future share rights exercises.

For details of the share-based payment arrangements refer to Note 31.

106 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 26. Shareholders’ equity (Continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Debt securities at FVOCI reserve
Balance as at beginning of year	(165)	62	103	313
Net gains/(losses) from changes in fair value	(591)	(187)	(813)	(179)
Income tax effect	180	59	243	53
Transferred to income statements	5	(125)	5	(125)
Income tax effect	(1)	39	(1)	39
Loss allowance on debt securities measured at FVOCI	1	1	1	1
Other	3	(14)	-	1
Balance as at end of year	(568)	(165)	(462)	103
Equity securities at FVOCI reserve
Balance as at beginning of year	126	136	(15)	5
Net gains/(losses) from changes in fair value	(2)	(19)	(5)	(29)
Exchange differences on translation	1	-	-	-
Income tax effect	2	9	2	9
Balance as at end of year	127	126	(18)	(15)
Share-based payment reserve
Balance as at beginning of year	1,983	1,893	1,874	1,784
Share-based payment expense	96	90	96	90
Balance as at end of year	2,079	1,983	1,970	1,874
Cash flow hedge reserve
Balance as at beginning of year	152	813	(203)	440
Net gains/(losses) from changes in fair value	501	(635)	873	(570)
Income tax effect	(158)	189	(262)	171
Transferred to income statements	77	(309)	132	(349)
Income tax effect	(24)	94	(39)	105
Balance as at end of year	548	152	501	(203)
Foreign currency translation reserve
Balance as at beginning of year	(138)	(505)	(141)	(195)
Exchange differences on translation of foreign operations	(328)	522	(165)	151
Gains/(losses) on net investment hedges	28	(155)	31	(97)
Balance as at end of year	(438)	(138)	(275)	(141)
Other reserves
Balance as at beginning of year	(23)	(21)	41	41
Transactions with owners	7	(2)	-	-
Balance as at end of year	(16)	(23)	41	41
Total reserves	1,732	1,935	1,757	1,659

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	107

Note 27. Capital adequacy

APRA is the prudential regulator of ADI’s including Westpac. APRA measures an ADI’s regulatory capital using the following measures:

Level of capital	Definition
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

Leverage ratio

The Leverage ratio is calculated as Tier 1 Capital divided by the Exposure Measure, where the Exposure Measures consists of on balance sheet items, derivatives exposure, securities financing transaction (SFT) exposures and non-market related off balance sheet exposures.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain minimum Prudential Capital Requirements (PCRs) being:

●	CET1 Ratio of at least 4.5%;
●	Tier 1 Capital Ratio of at least 6.0%; and
●	Total Regulatory Capital Ratio of at least 8.0%.

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

The Total CET1 Requirement for Westpac is at least 10.25%, (based on an industry minimum CET1 requirement of 4.5% plus a Capital Buffer of at least 5.75% applicable to D-SIBs), the Tier 1 Capital Ratio requirement is at least 11.75% and the Total Regulatory Capital Ratio requirement is at least 13.75%1.

In addition, APRA’s capital framework also requires an ADI to maintain a minimum leverage ratio of 3.5%. APRA may also vary the minimum leverage ratio for an individual ADI.

Capital management strategy

Westpac evaluates its approach to capital management through an annual Internal Capital Adequacy Assessment Process (ICAAP). Key features include:

●	The development of a capital management strategy, including consideration of regulatory capital minimums, capital buffers and contingency plans;
●	Consideration of regulatory capital requirements and the perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
●	A stress testing framework that tests our resilience under a range of adverse economic scenarios.

The Board has determined a target CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

1.	Noting that APRA may apply higher requirements for an individual ADI.

108 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 28. Dividends

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 76 cents per share (2023: 72 cents, 2022: 64 cents) all fully franked at 30%	2,615	2,527	2,241	2,615	2,527
Total dividends not recognised at year end	2,615	2,527	2,241	2,615	2,527

The Board has determined a final fully franked dividend of 76 cents per share, to be paid on 19 December 2024 to shareholders on the register at the record date of 8 November 2024.

Shareholders can choose to receive their dividends as cash or reinvest their dividend in additional shares under the Dividend Reinvestment Plan.

The Board has determined to satisfy the Dividend Reinvestment Plan (DRP) for the final ordinary dividend by arranging for the purchase of shares in the market by a third party. The market price used to determine the number of shares provided to DRP participants will be set over the 15 trading days commencing 13 November 2024 and will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits available to the Parent Entity for subsequent years are $3,504 million (2023: $3,520 million, 2022: $3,298 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2024 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.06 (2023: NZ$0.07, 2022: NZ$0.08) per share will be attached to the proposed 2024 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$374 million (2023: NZ$557 million, 2022: NZ$678 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	109

GROUP STRUCTURE

Note 29. Investments in subsidiaries and associates

Accounting policy

Subsidiaries

Westpac’s subsidiaries are entities which it controls and consolidates as it is exposed to, or has rights to, variable returns from the entity, and can affect those returns through its power over the entity.

When Westpac ceases to control a subsidiary, any retained interest in the entity is remeasured to fair value, with any resulting gain or loss recognised in the income statement.
Changes in Westpac’s ownership interest in a subsidiary which do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders.
In the Parent Entity’s financial statements, investments in subsidiaries are initially recorded at cost and are subsequently held at the lower of cost and recoverable amount.
All transactions between Westpac entities are eliminated on consolidation.
Associates

Associates are entities in which Westpac has significant influence, but not control, over the operating and financial policies. Westpac accounts for associates using the equity method. The investments are initially recognised at cost (except where recognised at fair value due to a loss of control of a subsidiary), and increased (or decreased) each year by Westpac’s share of the associate’s profit (or loss). Dividends received from the associate reduce the investment in the associate.

Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time, Westpac consolidates a number of unit trusts where Westpac has variable returns from its involvement with the trusts, and has the ability to affect those returns through its power over the trusts. These unit trusts are excluded from the table.

A complete list of controlled entities can be found in the Consolidated Entity Disclosure Statement. The following table includes the material controlled entities of Westpac as at 30 September 2024.

	Country		Country
Name	of incorporation	Name	of incorporation
Westpac Financial Services Group Pty Limited	Australia	Westpac Equity Holdings Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
Capital Finance Australia Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Crusade trust No.2P of 2008	Australia	Westpac New Zealand Group Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac New Zealand Limited	New Zealand
Series 2022-1P WST Trust	Australia	Westpac NZ Covered Bond Limited[a]	New Zealand
Series 2024-1 WST Trust	Australia	Westpac NZ Securitisation Limited[a]	New Zealand
Westpac Term PIE Fund	New Zealand	Westpac Securities NZ Limited	New Zealand
Westpac Covered Bond Trust	Australia	Westpac Bank - PNG - Limited	Papua New Guinea

a.	The Group indirectly owns 19% of these entities, however, due to contractual and structural arrangements both these entities are considered to be controlled entities within the Group.

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001: Westpac Cash PIE Fund; Westpac Notice Saver PIE Fund; and Westpac Term PIE Fund.

The following material controlled entities are not wholly owned:

Percentage Owned	2024	2023
Westpac Bank - PNG - Limited[a]	89.9%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

a.	In September 2024, Westpac acquired an additional 8.74%. As at the reporting date, the registration of the share transfer in PNG was still pending. Once this is completed, Westpac’s shareholding will increase to 98.65%.

110 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 29. Investments in subsidiaries and associates (Continued)

Non-controlling interests

Details of the balance of NCIs are set out in Note 26. There are no NCIs that are material to Westpac.

Significant restrictions

There were no significant restrictions on the ability to transfer cash or other assets, pay dividends or other capital distributions, provide or repay loans and advances between the entities within Westpac. There were also no significant restrictions on Westpac’s ability to access or use the assets and settle the liabilities of Westpac resulting from protective rights of NCIs.

Associates

There are no associates that are material to Westpac.

Changes in ownership of subsidiaries or other businesses

Businesses acquisitions

During the year ended 30 September:

2024 - Westpac acquired:

●	8.74% of the non-controlling interest in Westpac Bank - PNG - Limited on 11 September 2024, which will raise Westpac’s interest to 98.65%; and
●	The business of HealthPoint Claims Pty Ltd on 6 April 2024.

2023 - no businesses were acquired.

2022 - Westpac acquired a 100% interest in MoneyBrilliant Pty Ltd on 13 December 2021.

Businesses disposals

During the year ended 30 September:

2024 - no businesses were sold.

2023 - Westpac sold its interest in Advance Asset Management Limited on 31 March 2023.

2022 - Westpac sold its interest in the following businesses:

●	Westpac Life-NZ- Limited (sold on 28 February 2022);
●	Westpac Motor Vehicle Dealer Finance and Novated Leasing business (sold on 24 March 2022); and
●	Westpac Life Insurance Services Limited (sold on 1 August 2022).

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	111

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

Structured entities are classified as subsidiaries and consolidated if they meet the definition in Note 29. If Westpac does not control a structured entity then it will not be consolidated.

Westpac engages in various transactions with both consolidated and unconsolidated structured entities that are mainly involved in securitisations, asset backed and other financing structures and managed funds.

Consolidated structured entities

Securitisation and covered bonds

Westpac uses structured entities to securitise its financial assets, including two covered bond programs, to assign pools of residential mortgages to bankruptcy remote structured entities. Refer to Note 15 for further details.

Westpac managed funds

Westpac acts as the responsible entity and/or fund manager for various investment management funds. As fund manager, if Westpac is deemed to be acting as a principal rather than an agent then it consolidates the fund. The principal versus agent decision requires judgement of whether Westpac has sufficient exposure to variable returns.

Non-contractual financial support

Westpac does not provide non-contractual financial support to these consolidated structured entities.

Unconsolidated structured entities

Westpac has interests in various unconsolidated structured entities including debt or equity instruments, guarantees, liquidity and other credit support arrangements, lending, loan commitments, certain derivatives and investment management agreements.

Interests exclude non-complex derivatives (e.g. interest rate or currency swaps), instruments that create, rather than absorb, variability in the entity (e.g. credit protection under a credit default swap), and lending to a structured entity with recourse to a wider operating entity, not just the structured entity.

Westpac’s main interests in unconsolidated structured entities, which arise in the normal course of business, are:

Trading securities

Westpac actively trades interests in structured entities and normally has no other involvement with the structured entity. Westpac earns interest income on these securities and also recognises fair value changes through trading income in non-interest income.

Investment securities

Westpac holds mortgage-backed securities for liquidity purposes and Westpac normally has no other involvement with the structured entity. These assets are highly-rated, investment grade and eligible for repurchase agreements with the RBA or another central bank. Westpac earns interest income and net gains or losses on selling these assets are recognised in the income statements.

Loans and other credit commitments

Westpac lends to unconsolidated structured entities, subject to Westpac’s collateral and credit approval processes, in order to earn interest and fee income. The structured entities are mainly property trusts, securitisation entities and those associated with project and property financing transactions.

Investment management agreements

Westpac manages funds that provide customers with investment opportunities. Westpac earns management fee income which is recognised in non-interest income.

Westpac may also retain units in these investment management funds. Westpac earns fund distribution income and recognises fair value movements through non-interest income.

112 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 30. Structured entities (Continued)

The following tables show Westpac’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

●	For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value.
●	For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

	Investment in third
	party mortgage	Financing to
Consolidated	and other asset-	securitisation	Group	Interest in other
$m	backed securities[a]	vehicles	managed funds	structured entities	Total
2024
Assets
Trading securities and financial assets measured at FVIS	1,055	-	2	8,241	9,298
Investment securities	8,881	-	-	-	8,881
Loans	-	27,786	-	23,871	51,657
Other financial assets	2	-	53	-	55
Total on-balance sheet exposures	9,938	27,786	55	32,112	69,891
Total notional amounts of off-balance sheet exposures	-	7,638	-	9,145	16,783
Maximum exposure to loss	9,938	35,424	55	41,257	86,674
Size of structured entities[b]	90,864	35,424	15,811	41,257	183,356

2023
Assets
Trading securities and financial assets measured at FVIS	1,436	-	2	1,989	3,427
Investment securities	6,538	-	-	-	6,538
Loans	-	26,176	-	22,439	48,615
Other financial assets	1	-	54	-	55
Total on-balance sheet exposures	7,975	26,176	56	24,428	58,635
Total notional amounts of off-balance sheet exposures	-	9,269	-	7,930	17,199
Maximum exposure to loss	7,975	35,445	56	32,358	75,834
Size of structured entities[b]	71,193	35,445	16,352	49,943	172,933

a.	The Group’s interests in third-party mortgages and other asset-backed securities are senior tranches of notes and are investment grade rated.
b.

Represents either the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

Westpac does not provide non-contractual financial support to these unconsolidated structured entities.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	113

OTHER

Note 31. Share-based payments

Accounting policy

Westpac enters into various share-based payment arrangements with its employees as a component of overall compensation for services provided. Share-based payment arrangements comprise rights to receive shares for free (share rights) and restricted shares (issued at no cost). Share-based payment arrangements typically require a specified period of continuing employment (the service period or vesting period) and may include performance targets (vesting conditions). Specific details of each arrangement are provided below.

Share-based payments must be classified as either cash-settled or equity-settled arrangements. Westpac’s significant arrangements are equity-settled, as Westpac is not obliged to settle in cash.
Share rights

Share rights are equity-settled arrangements. The fair value is measured at grant date and is recognised as an expense over the service period, with a corresponding increase in the share-based payment reserve in equity.

The fair values of share rights are estimated at grant date using a binomial/Monte Carlo simulation pricing model which incorporates the vesting and market-related performance targets of the grants. The fair value of share rights excludes non-market vesting conditions such as employees’ continuing employment by Westpac. The non-market vesting conditions are instead incorporated in estimating the number of share rights that are expected to vest and are therefore recognised as an expense. At each reporting date the non-market vesting assumptions are revised and the expense recognised each year takes into account the most recent estimates. The market-related assumptions are not revised each year as the fair value is not re-estimated after the grant date.

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

Equity incentive plan (EIP)

The Equity Incentive Plan (EIP) was introduced effective 1 January 2023 and is a consolidated plan that has replaced the RSP, WPP & LTVR plans. Existing allocations under the RSP, WPP and LTVR will continue to be governed by their respective plan rules, however, all grants from 1 January 2023 are made under the EIP. Securities issued under the EIP include restricted shares, unhurdled share rights, performance rights and restricted rights. The underlying terms of the EIP are similar to RSP, WPP & LTVR and are accounted for as equity-settled arrangements in line with the Share rights and Restricted Shares specified above.

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

114 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 31. Share-based payments (Continued)

Scheme name	Westpac Long Term Variable Reward Plan (LTVR)/ EIP LTVR – Performance Rights and Restricted Rights	Westpac Performance Plan (WPP)/ EIP - Unhurdled Share Rights	Restricted Share Plan (RSP)/ EIP - Restricted Shares	Employee Share Plan (ESP)
Type of share-based payment	Share rights (allocated at no cost).	Share rights (allocated at no cost).	Westpac ordinary shares (allocated at no cost).	Westpac ordinary shares (allocated at no cost) of up to $1,000 per employee per year.
How it is used	Aligns executive remuneration and accountability with shareholder interests over the long term.	Primarily used for mandatory deferral of a portion of short-term variable reward for New Zealand employees and key employees based outside Australia.	Primarily used to reward key employees and for mandatory deferral of a portion of short-term variable reward for certain Australian employees and some other offshore jurisdictions.	To reward eligible Australian employees (unless they have already been provided instruments under another scheme for the previous year).
Exercise price	Nil	Nil	n/a	n/a
Performance conditions[a]

For the 2024 awards: 50% of the award is measured against Relative Total Shareholder Return (TSR) over a four year performance period (performance rights) and the remaining 50% is measured against risk culture and other internal measures (restricted rights). After the testing period, further deferral periods are applicable for performance rights granted to all participants and for restricted rights granted to the CEO.

Awards from 2020 to 2023: TSR over a four-year performance period.

		None	None	None
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)[b]

Awards for 2020 to 2023: 4 years

2024 performance rights CEO award: 6 years

2024 performance rights GE award: 5 years

2024 restricted rights CEO award: 50% over 4 years and 50% over 5 years

2024 restricted rights GE award: 4 years

		Defined period set out at time of grant[b]	Defined period set out at time of grant	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Shares are released at the end of the restriction period.	Shares are released at the end of the restriction period or when the employee leaves Westpac.
Does the employee receive dividends and voting rights during the vesting period?[c]	No	No	Yes	Yes

a.

The Board has discretion to adjust the number of restricted shares, unhurdled share rights, performance rights and restricted rights downwards, including to zero, in specified circumstances including serious misconduct, if serious circumstances or new information come to light which mean that in the Board’s view all or part of the award was not appropriate, or where required by law or prudential standards. The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable. Clawback may also apply to vested LTVR, to the extent legally permissible and practicable.

b.

Vested share rights granted after July 2015 under the 2020 to 2023 LTVR awards and unhurdled WPP/EIP awards may be exercised up to a maximum of 15 years (generally 10 years for NZ) from their commencement date. Vested share rights under the 2024 LTVR award (performance rights and restricted rights) are exercisable up to 2 years after the vesting date.

c.

For LTVR restricted rights, dividends are accrued for the vesting period. For LTVR performance rights, dividends are only accrued for the further deferral period after the performance period. These dividend equivalent payments are calculated by multiplying the number of LTVR restricted or performance rights eligible to vest by the declared dividend price on each respective record date during the applicable period. The calculation excludes franking credits. They are paid at the end of the deferral period.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	115

Note 31. Share-based payments (Continued)

Each share-based payment scheme is quantified below.

i. Westpac Equity Incentive Plan (EIP) - Unhurdled Share Rights

						Outstanding
	Outstanding as					and exercisable
	at beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2024
Share rights
One-year vesting period	4,252	111,458	836	3,416	111,458	-
Two-year vesting period	7,714	81,828	-	-	89,542	-
Three-year vesting period	2,862	29,584	-	-	32,446	-
Four-year vesting period	9,870	76,116	-	4,225	81,761	-
Five-year vesting period	-	15,270	-	-	15,270	-
Six-year vesting period	-	9,661	-	-	9,661	-
Seven-year vesting period	-	10,250	-	-	10,250	-
Total share rights	24,698	334,167	836	7,641	350,388	-
Weighted average remaining contractual life	10.6 years				13.8 years
2023
Share rights	-	24,698	-	-	24,698	-

The weighted average fair value at grant date of EIP service-based share rights issued during the year was $20.65 (2023: $19.52).

ii. Westpac Equity Incentive Plan (EIP) Long Term Variable Reward (LTVR) - Performance Rights and Restricted Rights

Outstanding and
	Outstanding as at	Granted during	Exercised during	Lapsed during	Outstanding as at	exercisable as at
	beginning of year	the year	the year	the year	end of year	end of year
2024
Share rights	-	898,756	-	-	898,756	-
Weighted average remaining contractual life	0 years				5.8 years
2023
Share rights	-	-	-	-	-	-

The weighted average fair value at grant date of EIP LTVR Performance Rights and Restricted Rights issued during the year was $18.00 (2023: nil).

iii. Westpac Long-Term Variable Reward Plan (LTVR)

						Outstanding and
	Outstanding as					exercisable
	at beginning	Granted during	Exercised during	Lapsed during	Outstanding as at	as at end
	of year	the year	the year	the year	end of year	of year
2024
Share rights	4,028,972	-	-	645,174	3,383,798	-
Weighted average remaining contractual life	12.6 years				11.9 years
2023
Share rights	3,777,179	1,054,449	-	802,656	4,028,972	-

No LTVR share rights were issued in the year ending 30 September 2024 following the introduction of the EIP from 1 January 2023. The weighted average fair value at grant date of LTVR share rights issued during the year ended 30 September 2023 was $11.90.

116 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 31. Share-based payments (Continued)

iv.	Westpac Performance Plan (WPP)

						Outstanding
	Outstanding as at					and exercisable
	beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2024
Share rights
One-year vesting period	136,521	-	56,966	15,219	64,336	60,779
Two-year vesting period	173,646	-	46,602	28,533	98,511	38,257
Three-year vesting period	50,168	-	12,523	-	37,645	9,243
Four-year vesting period	428,203	-	201,082	13,323	213,798	2,799
Five-year vesting period	6,927	-	-	-	6,927	-
Six-year vesting period	6,576	-	-	-	6,576	-
Seven-year vesting period	6,977	-	-	-	6,977	-
Total share rights	809,018	-	317,173	57,075	434,770	111,078
Weighted average remaining contractual life	12.2 years				11.7 years

2023
Share rights	788,794	265,859	182,624	63,011	809,018	100,303

No WPP share rights were issued in the year ending 30 September 2024 following the introduction of the EIP from 1 January 2023. The weighted average fair value at grant date of WPP share rights issued during the year ended 30 September 2023 was $20.81.

v.	Westpac Equity Incentive Plan (EIP) - Restricted Shares

	Outstanding as at	Granted during		Forfeited during	Outstanding as at
Allocation date	beginning of year	the year	Released	the year	end of year
2024	310,649	2,393,902	115,752	38,327	2,550,472
2023	-	313,599	2,950	-	310,649

The weighted average fair value at grant date of EIP restricted shares issued during the year was $23.14 (2023: $22.23).

vi.	Restricted Share Plan (RSP)

	Outstanding as at	Granted during		Forfeited during	Outstanding as at
Allocation date	beginning of year	the year	Released	the year	end of year
2024	4,916,346	-	2,085,417	92,540	2,738,389
2023	5,036,346	1,908,170	1,845,884	182,286	4,916,346

No RSP shares were issued in the year ending 30 September 2024 following the introduction of the EIP from 1 January 2023. The weighted average fair value at grant date of RSP shares issued during the year ended 30 September 2023 was $23.50.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	117

Note 31. Share-based payments (Continued)

vii.Employee Share Plan (ESP)

			Average number of
		Number	shares allocated per	Total number of	Market price
	Allocation date	of participants	participant	shares allocated	per share[a]	Total fair value
2024	23 November 2023	27,549	47	1,294,803	$21.20	$27,449,824
2023	24 November 2022	27,541	42	1,156,722	$23.75	$27,472,148

a.	The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

The 2023 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2024 was $28 million (2023: $28 million) and was provided for as other employee benefits.

viii.	Other plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans, individually and in aggregate, are not material to Westpac in terms of expenses and dilution of earnings.

The names of all persons who hold share options and/or rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 12, 680 George Street, Sydney, New South Wales.

ix.	Fair value assumptions

The fair value of share rights have been independently calculated at their respective grant dates.

The fair value of share rights with performance targets based on relative TSR takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

The fair value of share rights without TSR based performance targets (i.e. unhurdled share rights and restricted rights) have been determined with reference to the share price at grant date. A discount rate reflecting the expected dividend yield over their vesting periods also applies to unhurdled share rights and LTVR performance rights.

Other significant assumptions include:

●	Risk-free rates of return of 3.8% applied to TSR-hurdled grants;
●	The dividend yield on Westpac shares applied to TSR-hurdled grants was 5.5% for those issued under the LTVR and for those issued under the EIP;
●	Volatility in Westpac’s TSR of 26%, applied to TSR-hurdled grants; and
●	Volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

118 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Superannuation commitments

Accounting policy

Westpac recognises an asset or a liability for its defined benefit schemes, being the net of the defined benefit obligations and the fair value of the schemes’ assets. The defined benefit obligation is calculated as the present value of the estimated future cash flows, discounted using high-quality long dated corporate bond rates.

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

Westpac had the following defined benefit plans at 30 September 2024:

Date of last actuarial assessment of the
Name of plan	Type	Form of benefit	funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2023
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2023
Westpac Banking Corporation UK	Defined benefit	Indexed pension and lump sum	5 April 2021[a]
Staff Superannuation Scheme (UKSS)
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

a.	The 2024 final actuarial assessment of the funding status for UKSS will be available in 2025.

The defined benefit sections of the schemes are closed to new members. Westpac has no obligation beyond the annual contributions for the accumulation or defined contribution sections of the schemes.

The WGP is Westpac’s principal defined benefit plan and is managed and administered in accordance with the terms of its trust deed and relevant legislation in Australia. Its defined benefit liabilities are based on salary and length of membership for active members and inflation in the case of pensioners.

The defined benefit schemes expose Westpac to the following risks:

●	Discount rate – reductions in the discount rate would increase the present value of the future payments;
●	Inflation rate – increases in the inflation rate would increase the payments to pensioners;
●	Investment risk – lower investment returns would increase the contributions needed to offset the shortfall;
●	Mortality risk – members may live longer than expected extending the cash flows payable by Westpac;
●	Behavioural risk – higher proportion of members taking some of their benefits as a pension rather than a lump sum would increase the cash flows payable by Westpac; and
●	Legislative risk – legislative changes could be made which increase the cost of providing defined benefits.

Investment risk is managed by setting benchmarks for the allocation of plan assets between asset classes. The long-term investment strategy will often adopt relatively high levels of equity investment in order to:

●	Secure attractive long-term investment returns; and
●	Provide an opportunity for capital appreciation and dividend growth, which gives some protection against inflation.

Funding recommendations for the WGP, WNZS and the UKSS are made based on actuarial valuations. The funding valuations of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $140 million (2023: $47 million). Current contribution rates are as follows:

●	WGP – contributions are made to the WGP at the rate of 19.5% of members’ salaries;
●	WNZS – contributions are made to the WNZS at the rate of 17.4% of members’ salaries; and
●	UKSS – not required to make contributions under the 2021 actuarial assessment.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	119

Note 32. Superannuation commitments (Continued)

Contributions

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Employer contributions	30	89	30	87
Member contributions	7	8	7	8

Expected employer contributions for the year ended 30 September 2025 are $29 million.

Expense recognised

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Current service cost	27	26	40	26	25
Net interest cost on net benefit liability	(11)	(14)	11	(10)	(14)
Total defined benefit expense	16	12	51	16	11

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Benefit obligation as at end of year	2,218	2,110	2,169	2,062
Fair value of plan assets as at end of year	2,424	2,320	2,380	2,274
Net surplus/(deficit)	206	210	211	212
Defined benefit surplus included in other assets	215	217	215	217
Defined benefit deficit included in other liabilities	(9)	(7)	(4)	(5)
Net surplus/(deficit)	206	210	211	212

The average duration of the defined benefit obligation is 12 years (2023: 12 years).

Significant assumptions

	2024		2023
Consolidated and Parent Entity	Australian funds	Overseas funds	Australian funds	Overseas funds
Discount rate	5.6%	4.3%-5.0%	5.8%	5.1%-5.5%
Salary increases	3.5%	3.0%-3.9%	3.6%	3.0%-4.0%
Inflation rate (pensioners received inflationary increase)	2.5%	2.0%-3.2%	2.6%	2.0%-3.3%
Life expectancy of a 60-year-old male	31.9	27.6-27.8	31.7	27.5-27.9
Life expectancy of a 60-year-old female	34.5	29.6	34.3	29.6

120 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Superannuation commitments (Continued)

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of Westpac’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation
$m	2024	2023
0.5% decrease in discount rate	136	135
0.5% increase in annual salary increases	3	5
0.5% increase in inflation rate (pensioners receive inflationary increase)	131	127
1 year increase in life expectancy	46	45

Asset allocation

The table below provides a breakdown of the schemes’ investments by asset class.

	2024		2023
$m	Australian funds	Overseas funds	Australian funds	Overseas funds
Cash	5%	3%	5%	3%
Equity instruments	43%	9%	43%	8%
Debt instruments	26%	5%	26%	7%
Property	8%	2%	8%	1%
Other assets	18%	81%	18%	81%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	121

Note 33. Auditor’s remuneration

The fees payable to the auditor, PricewaterhouseCoopers (PwC), and overseas firms belonging to the PwC network of firms were:

	Consolidated		Parent Entity
$’000	2024	2023	2024	2023
Audit and audit-related fees
Audit fees
PwC Australia	28,035	25,859	27,673	25,580
Overseas PwC network firms	5,429	5,712	689	812
Total audit fees	33,464	31,571	28,362	26,392
Audit-related fees
PwC Australia	2,888	2,605	2,888	2,605
Overseas PwC network firms	279	96	30	-
Total audit-related fees	3,167	2,701	2,918	2,605
Total audit and audit-related fees	36,631	34,272	31,280	28,997
Other fees
Overseas PwC network firms	69	282	-	-
Total other fees	69	282	-	-
Total audit and non-audit fees	36,700	34,554	31,280	28,997

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Other	Various services including systems assurance, compliance advice and controls reviews.

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

PwC also received fees of $6.6 million (2023: $8.7 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by Westpac, trusts of which a Westpac entity is trustee, manager or responsible entity, superannuation funds and pension funds.

122 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 34. Related party disclosures

Related parties

Westpac’s related parties are those it controls or can exert significant influence over. Examples include subsidiaries, associates, joint ventures and superannuation plans as well as key management personnel and their related parties.

Key management personnel (KMP)

Key management personnel are those persons who have the authority and responsibility for planning, directing and controlling the activities of Westpac, directly or indirectly, including any director (whether executive or otherwise).

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

Associates - Note 29

Westpac provides a wide range of banking and other financial facilities and funds management activities to its associates on commercial terms and conditions.

Superannuation plans

Westpac contributed $535 million (2023: $509 million) to defined contribution plans and $30 million (2023: $89 million) to defined benefit plans. Refer to Note 32.

Remuneration of KMP

Total remuneration of the KMP was:

		Post
	Short-	employment	Other long-	Termination	Share-
$	term benefits	benefits	term benefits	benefits	based payments	Total
Consolidated
2024	22,085,122	613,423	175,780	-	15,481,114	38,355,439
2023	22,430,187	601,682	147,090	1,187,215	13,494,675	37,860,849
Parent Entity
2024	20,907,779	493,529	175,780	-	14,569,565	36,146,653
2023	21,252,526	487,514	147,090	1,187,215	12,904,703	35,979,048

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	123

Note 34. Related party disclosures (Continued)

Other transactions with KMP

KMP receive personal banking and financial investment services from Westpac in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest payable	Closing	Number of KMP
$	for the year	loan balance	with loans
2024	1,030,280	32,064,184	10
2023[a]	741,814	20,443,546	10

a.	Loan balance as at 30 September 2023 has been revised.

Share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance share rights and unhurdled share rights held at 30 September 2024 by the CEO and other key management personnel (including their related parties):

	Latest Date of Exercise	Number of Share Rights
Managing Director and Chief Executive Officer
Peter King	Ranges from 15 November 2029 to 1 October 2037	635,251
Group Executives[a]
Christine Parker	Ranges from 15 November 2029 to 1 October 2037	281,151
Carolyn McCann	Ranges from 15 November 2029 to 1 October 2037	260,824
Nell Hutton	Ranges from 15 November 2029 to 15 November 2030	84,637
Catherine McGrath	Ranges from 1 October 2026 to 1 October 2037	228,294
Jason Yetton	Ranges from 15 November 2029 to 1 October 2037	397,027
Michael Rowland	Ranges from 15 November 2029 to 1 October 2037	316,795
Anthony Miller	Ranges from 15 November 2029 to 1 October 2037	391,789
Scott Collary	Ranges from 15 November 2029 to 1 October 2037	401,683
Ryan Zanin	Ranges from 15 November 2029 to 1 October 2037	239,355

a.	References to Group Executives are only to those who are KMP.

Westpac has not issued any options during the year and there are no outstanding options as at 30 September 2024.

124 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below.

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Profit after income tax expense	6,990	7,201	5,699	6,691	6,434
Adjustments:
Depreciation, amortisation and impairment	1,522	1,237	1,581	1,407	1,089
Impairment charges/(benefits)	727	839	524	659	695
Net decrease/(increase) in current and deferred tax	(252)	665	427	(346)	363
(Increase)/decrease in accrued interest receivable	(227)	(730)	(544)	(207)	(657)
(Decrease)/increase in accrued interest payable	802	2,400	794	757	1,863
(Decrease)/increase in provisions	(272)	(173)	(621)	(272)	(162)
Other non-cash items	494	(850)	1,869	738	(499)
Cash flows from operating activities before changes in operating assets and liabilities	9,784	10,589	9,729	9,427	9,126
Net (increase)/decrease in:
Collateral paid	(2,097)	1,545	(1,524)	(2,057)	1,537
Trading securities and financial assets measured at FVIS	(18,994)	(4,524)	(3,750)	(19,452)	(4,162)
Derivative financial instruments	(836)	4,082	2,451	1,358	4,414
Loans	(35,083)	(27,270)	(36,345)	(32,528)	(25,080)
Other financial assets	(348)	128	279	(231)	94
Life insurance assets and life insurance liabilities	-	-	266	-	-
Other assets	(34)	8	20	2	11
Net increase/(decrease) in:
Collateral received	(318)	(2,888)	3,643	(181)	(3,092)
Deposits and other borrowings	35,243	24,692	35,054	35,870	23,347
Other financial liabilities	(7,084)	(17,146)	7,120	(5,281)	(18,117)
Other liabilities	-	(12)	11	(9)	(3)
Net cash provided by/(used in) operating activities	(19,767)	(10,796)	16,954	(13,082)	(11,925)

Business acquired

Acquisition of HealthPoint Claims Pty Ltd

On 6 April 2024, Westpac acquired the HealthPoint business through its wholly owned subsidiary Westpac Investment Vehicle Pty Limited (WIV) for a total consideration of $30 million. The acquired business comprises technology, intellectual property, contracts, employees and associated assets. Goodwill of $21 million was recognised as part of this business combination.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	125

Note 35. Notes to the cash flow statements (Continued)

Details of the assets and liabilities over which control ceased

Details of the entities over which control ceased are provided in Note 29.

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Assets
Cash and balances with central banks	-	18	169	-	-
Loans	-	-	965	-	-
Other financial assets	-	18	66	-	-
Life insurance assets	-	-	2,366	-	-
Tax assets	-	-	39	-	-
Intangible assets	-	55	-	-	-
Other assets	-	-	168	-	-
Total assets	-	91	3,773	-	-
Liabilities
Other financial liabilities	-	22	34	-	-
Tax liabilities	-	-	36	-	-
Life insurance liabilities	-	-	185	-	-
Provisions	-	1	52	-	-
Other liabilities	-	-	213	-	-
Total liabilities	-	23	520	-	-
Total equity attributable to owners of WBC	-	68	3,253	-	-
Cash proceeds received (net of transaction costs)	-	311	2,284	-	-
Expected receivable (completion settlement)/ deferred consideration	-	-	146	-	-
Total consideration	-	311	2,430	-	-
Gain/(loss) on disposal	-	243	(823)	-	-
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	-	311	2,284	-	-
Less: Cash deconsolidated	-	(18)	(169)	-	-
Cash consideration (paid)/received (net of transaction costs and cash held)	-	293	2,115	-	-

Non-cash investing activities

On 21 December 2023, WNZL issued two classes of AT1 Perpetual Preference Shares to the Parent Entity, Westpac Banking Corporation Limited, totalling NZD1,000 million. The transactions were settled through the redemption of NZD1,000 million AT1 loan capital notes and as a result no cash was transferred. As WNZL is a wholly owned subsidiary of the Parent Entity, these transactions eliminate on consolidation.

Non-cash financing activities

	Consolidated			Parent Entity
$m	2024	2023	2022	2024	2023
Shares issued under the dividend reinvestment plan	-	192	-	-	192
Increase in lease liabilities	399	235	244	319	217

On 11 September 2024, Westpac Bank - PNG - Limited (WPNG) paid PGK66 million to minority shareholders, on behalf of the Parent Entity, to acquire 8.74% in WPNG. This was in lieu of the Parent Entity receiving unpaid dividends from WPNG and as a result was a non-cash transaction for the Parent Entity.

On 18 December 2023, $802 million of WCN6 were transferred to the WCN6 nominated party for $100 each pursuant to the WCN10 reinvestment offer. Those WCN6 were subsequently redeemed and cancelled by Westpac. On 31 July 2024, Westpac redeemed the remaining outstanding WCN6.

126 WESTPAC GROUP 2024 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Notes to the cash flow statements (Continued)

Cash and balances with central banks

The following table provides the breakdown of cash and cash balances with central banks.

	Consolidated		Parent Entity
$m	2024	2023	2024	2023
Cash and cash at bank	9,320	13,852	8,961	13,490
Exchange settlement accounts	56,036	88,371	49,276	79,810
Regulatory deposits with central banks	311	299	163	166
Total cash and balances with central banks	65,667	102,522	58,400	93,466

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $311 million (2023: $299 million) for Westpac and $164 million (2023: $166 million) for the Parent Entity which are included in cash and balances with central banks.

Note 36. Subsequent events

Since 30 September 2024, the Board has determined to pay a fully franked final dividend of 76 cents per fully paid ordinary share. The dividend is expected to be $2,615 million. The dividend is not recognised as a liability at 30 September 2024. The proposed payment date of the dividend is 19 December 2024.

The Board has determined to satisfy the DRP for the 2024 final dividend by arranging for the purchase of existing shares by a third party. The market price used to determine the number of shares allocated to DRP participants will be set over the 15 trading days commencing 13 November 2024 and will not include a discount.

The Board has also determined to extend the share buyback announced in November 2023 and May 2024 by a further $1.0 billion to a total of $3.5 billion. As at 30 September 2024, Westpac has bought back and cancelled 67,665,599 ordinary shares ($1,812 million).

In addition, on 3 October 2024, Westpac announced it has entered into an agreement to sell its auto finance loans and lease receivables to Resimac Group Limited. The sale is anticipated to complete in the first half of 2025, with an expected transaction value of $1.4 - $1.6 billion that will approximate the book value at the date of sale.

No other matters have arisen since the year ended 30 September 2024 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of Westpac, the results of its operations or the state of affairs of Westpac in subsequent periods.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	127

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

The following table includes details of the controlled entities of Westpac. The entity’s role as a trustee, partner or participant in a joint venture (if applicable), of an entity within the Group is disclosed in ‘Type of entity’. Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of incorporation’ refers to the country where business is carried on. Where the tax residency of an entity is foreign (as defined in the Income Tax Assessment Act 1997), the relevant country of tax residency is disclosed.

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
1925 (Commercial) Pty Limited	Body Corporate	100	Australia	Australia
1925 (Industrial) Pty Limited	Body Corporate	100	Australia	Australia
1925 Advances Pty Limited	Body Corporate	100	Australia	Australia
Altitude Administration Pty Limited	Body Corporate, trustee	100	Australia	Australia
Altitude Rewards Pty Limited	Body Corporate	100	Australia	Australia
Asgard Capital Management Ltd	Body Corporate	100	Australia	Australia
Asgard Wealth Solutions Pty Limited	Body Corporate	100	Australia	Australia
Bill Acceptance Corporation Pty Limited	Body Corporate	100	Australia	Australia
BT (Queensland) Pty. Limited	Body Corporate	100	Australia	Australia
BT Financial Group (NZ) Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
BT Financial Group Pty Limited	Body Corporate	100	Australia	Australia
BT Funds Management (NZ) Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
BT Funds Management Limited	Body Corporate	100	Australia	Australia
BT Funds Management No. 2 Limited	Body Corporate	100	Australia	Australia
BT Portfolio Services Ltd	Body Corporate	100	Australia	Australia
BT Securities Ltd	Body Corporate	100	Australia	Australia
Capital Finance Australia Limited	Body Corporate	100	Australia	Australia
CBA Pty Limited	Body Corporate	100	Australia	Australia
Challenge Pty Limited	Body Corporate	100	Australia	Australia
Crusade Trust No.2P of 2008	Trust	N/A	Australia	Australia
Danaby Pty. Limited	Body Corporate	100	Australia	Australia
General Credits Pty Limited	Body Corporate	100	Australia	Australia
GIS Private Nominees Pty Limited	Body Corporate	100	Australia	Australia
HealthPoint Claims Pty. Limited	Body Corporate	100	Australia	Australia
Hyde Potts Insurance Services Pte. Limited	Body Corporate	100	Singapore	Foreign - Singapore
Magnitude Group Pty Ltd	Body Corporate	100	Australia	Australia
Mortgage Management Pty Limited	Body Corporate	100	Australia	Australia
Net Nominees Limited	Body Corporate	100	Australia	Australia
Number 120 Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Pendal Short Term Income Fund	Trust	N/A	Australia	Australia
Qvalent Pty Ltd	Body Corporate	100	Australia	Australia
RAMS Financial Group Pty Limited	Body Corporate	100	Australia	Australia
Red Bird Ventures Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Reinventure Fund, I.L.P.[a]	Limited Partnership	N/A	Australia	Australia
Reinventure Fund II I.L.P.[a]	Limited Partnership	N/A	Australia	Australia
Reinventure Fund III I.L.Pa	Limited Partnership	N/A	Australia	Australia
Reinventure Special Purpose Investment Unit Trust	Trust	N/A	Australia	Australia
RMS Warehouse Trust 2007-1	Trust	N/A	Australia	Australia
Sallmoor Pty. Ltd.	Body Corporate	100	Australia	Australia
Securitor Financial Group Pty Limited	Body Corporate	100	Australia	Australia

128 WESTPAC GROUP 2024 ANNUAL REPORT

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
Series 2008-1M WST Trust	Trust	N/A	Australia	Australia
Series 2014-2 WST Trust	Trust	N/A	Australia	Australia
Series 2015-1 WST Trust	Trust	N/A	Australia	Australia
Series 2019-1 WST Trust	Trust	N/A	Australia	Australia
Series 2020-1 WST Trust	Trust	N/A	Australia	Australia
Series 2021-1 WST Trust	Trust	N/A	Australia	Australia
Series 2022-1P WST Trust	Trust	N/A	Australia	Australia
Series 2023-1P WST Trust	Trust	N/A	Australia	Australia
Series 2024-1 WST Trust	Trust	N/A	Australia	Australia
Sixty Martin Place (Holdings) Pty Ltd	Body Corporate	100	Australia	Australia
St.George Business Finance Pty. Limited	Body Corporate	100	Australia	Australia
St.George Finance Holdings Limited	Body Corporate	100	Australia	Australia
St.George Finance Limited	Body Corporate	100	Australia	Australia
St.George Motor Finance Limited	Body Corporate	75	Australia	Australia
The Home Mortgage Company Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Value Nominees Pty. Limited	Body Corporate	100	Australia	Australia
Waratah Receivables Corporation Pty Limited[b]	Body Corporate	0	Australia	Australia
Westpac (NZ) Investments Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Administration 2 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Administration 3 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Administration 4 Pty. Limited	Body Corporate	100	Australia	Australia
Westpac Administration Pty. Limited	Body Corporate	100	Australia	Australia
Westpac Altitude Rewards Trust	Trust	N/A	Australia	Australia
Westpac Americas Inc.	Body Corporate	100	United States	Foreign - United States
Westpac Bank - PNG - Limited[c]	Body Corporate	89.91	Papua New Guinea	Foreign - Papua New Guinea
Westpac Banking Corporation	Body Corporate, partner	N/A	Australia	Australia
Westpac Capital - NZ - Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Capital Markets Holding Corp.	Body Corporate	100	United States	Foreign - United States
Westpac Capital Markets LLC	Body Corporate	100	United States	Foreign - United States
Westpac Cash PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand
Westpac Covered Bond Trust	Trust	N/A	Australia	Australia
Westpac Equity Holdings Pty Ltd	Body Corporate	100	Australia	Australia
Westpac Equity Investments NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Europe GmbH	Body Corporate	100	Germany	Foreign - Germany
Westpac Financial Services Group Pty Limited	Body Corporate	100	Australia	Australia
Westpac Financial Services Group-NZ- Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Financial Services Limited	Body Corporate	100	Australia	Australia
Westpac Group Investment-NZ-Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Holdings - NZ - Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Investment Capital Corporation	Body Corporate	100	United States	Foreign - United States

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	129

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
Westpac New Zealand Group Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac New Zealand Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac New Zealand Staff Superannuation Scheme Trustee Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Notice Saver PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand
Westpac NZ Covered Bond Holdings Limited[d]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac NZ Covered Bond Limited[d]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac NZ Operations Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac NZ Securitisation Holdings Limited[d]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac NZ Securitisation Limited[d]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac Overseas Holdings No. 2 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Overseas Holdings Pty Ltd	Body Corporate	100	Australia	Australia
Westpac Properties Pty Limited	Body Corporate	100	Australia	Australia
Westpac RE Pty Limited	Body Corporate	100	Australia	Australia
Westpac Securities Administration Limited	Body Corporate	100	Australia	Australia
Westpac Securities Limited	Body Corporate	100	Australia	Australia
Westpac Securities NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Securitisation Holdings Pty Limited	Body Corporate	100	Australia	Australia
Westpac Securitisation Management NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Securitisation Management Pty Limited	Body Corporate	100	Australia	Australia
Westpac Term PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand

a.	The Reinventure Funds are registered Early Stage Venture Capital Partnerships (ESVCLPs) which are treated as partnerships for Australian tax purposes. Australia’s Income Tax Assessment Act does not contain a residency test for partnerships such as ESVCLPs given the income of the partnership is taxed to the partners. The taxable income of the Reinventure Funds is calculated in accordance with Australian tax principles and Westpac’s share is brought to account for tax in Australia by Westpac.
b.	The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are consolidated where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
c.	In September 2024, Westpac acquired an additional 8.74%. As at the reporting date, the registration of the share transfer in PNG was still pending. Once this is completed, Westpac’s shareholding will increase to 98.65%.
d.	The Group indirectly owns 19% of these entities, however, due to contractual and structural arrangements these entities are considered to be controlled entities within the Group.

130 WESTPAC GROUP 2024 ANNUAL REPORT

STATUTORY STATEMENTS

Directors’ declaration

In the Directors’ opinion:

(a)	the financial statements and notes set out in ‘Financial statements’ for the year ended 30 September 2024 are in accordance with the Corporations Act 2001, including:
(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 (Cth) and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation (Westpac) and the Group’s financial position as at 30 September 2024 and of their performance for the financial year ended on that date.
(b)	The Consolidated Entity Disclosure Statement included in ‘Financial statements’ as at 30 September 2024 has been prepared in accordance with the Corporation Act 2001 and is true and correct.
(c)	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Steven Gregg Chairman Sydney 3 November 2024	Peter King Managing Director and Chief Executive Officer

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	131

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2024 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2024 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report which is included herein.

132 WESTPAC GROUP 2024 ANNUAL REPORT

STATUTORY STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended September 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page 131 of the 2024 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000,

GPO BOX 2650 Sydney NSW 2001

T: 1300 799 615, F: 1300 799 618, www.pwc.com.au

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	133

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

Supplemental Information

The parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements (the “supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. The supplemental information, which is presented for purposes of additional analysis, is presented on a basis that differs from the consolidated financial statements and is not a required part of the consolidated financial statements presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

134 WESTPAC GROUP 2024 ANNUAL REPORT

STATUTORY STATEMENTS

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

Provisions for expected credit losses on loans and credit commitments (ECL)

As described in Note 10 to the consolidated financial statements, the provision for expected credit losses on loans and credit commitments (ECL) was $5,084 million at 30 September 2024. ECL is a probability- weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Management’s model to estimate the ECL includes critical accounting assumptions to determine when a significant increase in credit risk (SICR) has occurred, estimating forward-looking macroeconomic scenarios and applying a probability weighting to these, and judgmental adjustments to modelled outcomes (overlays).

The principal considerations for our determination that performing procedures relating to the ECL is a critical audit matter were: (i) there was a high degree of auditor judgment, subjectivity and effort to evaluate audit evidence related to the ECL model and significant assumptions used to estimate the ECL, (ii) there was a high degree of auditor judgment, subjectivity and effort to test management’s judgments relating to the severity of the forward-looking macroeconomic downside scenario and the associated weighting applied, (iii) there was a high degree of auditor effort to test critical data elements used in the model, (iv) there was a high degree of auditor effort required to test relevant IT controls used in determining the ECL, and (v) the nature and extent of audit effort required to test the models, assumptions and judgments required the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s ECL estimation process, which included controls over the data, model and significant assumptions used in determining the ECL as well as relevant IT controls. These procedures also included, among others (i) the involvement of professionals with specialised skill and knowledge to assist in testing management’s process for determining the ECL by evaluating the appropriateness of the models and the reasonableness of the assumptions related to SICR and the downside severity, (ii) testing the reasonableness of the probability weights assigned to the forward-looking macroeconomic scenarios, (iii) testing the accuracy and completeness of critical data elements that are inputs used in the ECL model, and (iv) testing the reasonableness and completeness of overlays.

Litigation, remediation provisions and regulatory investigations

As described in Note 25 to the consolidated financial statements, the Company recorded provisions for litigation, non-lending losses and remediation of $240 million at September 30, 2024. A portion of the provisions relate to customer refunds associated with matters of potential historical misconduct, costs of completing remediation programs, and potential non-lending losses and costs connected with certain litigation and regulatory investigations. An assessment of the likely cost to the Company of these matters is made on a case-by-case basis and specific provisions or disclosures are made where management considers appropriate. Disclosures are also made in Note 25 for contingent liabilities for possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is not probable or cannot be reliably estimated.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	135

The principal considerations for our determination that performing procedures relating to litigation, remediation provisions and regulatory investigations is a critical audit matter were (i) there was significant judgment by management to identify contingent liabilities and quantify required provisions, which included assumptions related to the probability of loss and the timing, nature and quantum of related cash outflows, and (ii) there was a moderate degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to the provisions and key assumptions, and in evaluating the appropriateness of the related disclosures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of provisions to determine whether a present obligation with a probable cash outflow exists and can be reliably estimated. For contingent liabilities, these procedures also included testing the effectiveness of controls relating to management’s identification and evaluation of contingent liabilities, including controls over determining whether or not it is possible that a loss has occurred or whether there is a probable outflow from a present obligation. These procedures also included, among others, (i) evaluating the evidence of management’s quantification of provisions and the assumptions applied and (ii) assessing the appropriateness of management’s disclosures.

PricewaterhouseCoopers
Sydney, Australia

November 3, 2024

We have served as the Company’s auditor since 1968.

136 WESTPAC GROUP 2024 ANNUAL REPORT

ITEM 19. EXHIBITS INDEX

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 15 December 2021.
4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.
4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.
8.	List of controlled entities – refer to Note 29 to the financial statements in this Annual Report.
11(b)	Insider trading policies
12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
15.1	Auditor consent dated 5 November 2024
15.2	Westpac Group 2024 Annual Report on Form 20-F
16.1	Letter from PricewaterhouseCoopers to the SEC
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

FINANCIAL STATEMENTS	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	SHAREHOLDER INFORMATION	137

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury and WIB

Dated 5 November 2024