Form 20-F
period 2025-09-30
WESTPAC BANKING CORP
filed 2025-11-04
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 5.512% Notes due November 17, 2025, Floating Rate Notes due November 17, 2025, 5.200% Notes due April 16, 2026, Floating Rate Notes due April 16, 2026, 2.850% Notes due May 13, 2026, 1.150% Notes due June 3, 2026, Floating Rate Notes due June 3, 2026, 2.700% Notes due August 19, 2026, 4.600% Notes due October 20, 2026, Floating Rate Notes due October 20, 2026, 3.350% Notes due March 8, 2027, 4.043% Notes due August 26, 2027, 5.457% Notes due November 18, 2027 3.400% Notes due January 25, 2028, 5.535% Notes due November 17, 2028, 1.953% Notes due November 20, 2028, 5.050% Notes due April 16, 2029, Floating Rate Notes due April 16, 2029, 2.650% Notes due January 16, 2030, 4.354% Notes due July 1, 2030, Floating Rate Notes due July 1, 2030, 2.150% Notes due June 3, 2031, 4.322% Subordinated Notes due November 23, 2031, 5.405% Subordinated Notes due August 10, 2033, 6.820% Subordinated Notes due November 17, 2033, 4.110% Subordinated Notes due July 24, 2034, 2.668% Subordinated Notes due November 15, 2035, 5.618% Subordinated Notes due November 20, 2035, 3.020% Subordinated Notes due November 18, 2036, 4.421% Subordinated Notes due July 24, 2039, 2.963% Subordinated Notes due November 16, 2040, 3.133% Subordinated Notes due November 18, 2041 and 5.000% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,420,353,305 fully paid

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

Yes ☐No ☒

i

TABLE OF CONTENTS

FORM 20-F CROSS-REFERENCE INDEX	ii	PERFORMANCE REVIEW	273

FINANCIAL REPORT	1	Group performance	274

Income statements	2	Segment reporting	279

Statements of comprehensive income	3	FINANCIAL STATEMENTS	287

Balance sheets	4	ADDITIONAL INFORMATION	289

Statements of changes in equity	5	Reading this report	290

Cash flow statements	7	Shareholder Information	302

Notes to the Financial Statements	8	Other Westpac Business Information	321

Statutory Statements	128	Glossary of Abbreviations and Defined Terms	324

EXHIBITS INDEX	136

STRATEGIC REVIEW	144

Strategic review	144

Corporate governance	188

Directors’ report	208

Remuneration Report	222

Risk factors	254

Information on Westpac	268

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

For certain information about the basis of preparing the financial information in this Annual Report see Reading this report in Section 3. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see Reading this report in Section 3. Please consider those important disclaimers when reading the forward-looking statements in this Annual Report.

References to the 2025 Risk Factors are to the Risk factors section in this 2025 Annual Report on Form 20-F.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

ii WESTPAC GROUP 2025 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Part I

Item 1.	Identity of directors, senior management and advisers	Not applicable

Item 2.	Offer statistics and expected timetable	Not applicable

Item 3.	Key information

	Capitalisation and indebtedness	Not applicable

	Reasons for the offer and use of proceeds	Not applicable

	Risk factors	254-267

Item 4.	Information on Westpac

	History and development of Westpac	144-148

	Business overview	144-148

	Organisational structure	107-108

	Property, plants and equipment	321

Item 4A.	Unresolved staff comments	Not applicable

Item 5.	Operating and financial review and prospects

	Operating results	274-286

	Liquidity and capital resources	102-105

	Research and development, patents and licences, etc.	Not applicable

	Trend information	274-286

	Critical accounting estimates	24, 33, 83, 96

Item 6.	Directors, senior management and employees

	Directors and senior management	208-215, 218-219

	Compensation	111-115, 222-252

	Board practices	188-207

	Employees	276

	Share ownership	121, 218-219, 302

Item 7.	Major shareholders and related party transactions

	Major shareholders	302-307

	Related party transactions	120-121

	Interests of experts and counsel	Not applicable

iii

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Item 8.	Financial information

	Consolidated statements and other financial information	1-135

	Significant changes	268-269

Item 9.	The offer and listing

	Offer and listing details	Not applicable

	Plan of distribution	Not applicable

	Markets	Not applicable

	Selling shareholders	Not applicable

	Dilution	Not applicable

	Expenses of the issue	Not applicable

Item 10.	Additional information

	Share capital	Not applicable

	Memorandum and articles of association	316-318

	Material contracts	321

	Exchange controls	312-313

	Taxation	313-315

	Dividends and paying agents	Not applicable

	Statements by experts	Not applicable

	Documents on display	318

	Subsidiary information	Not applicable

Item 11.	Quantitative and qualitative disclosures about market risk	81-82

Item 12.	Description of securities other than equity securities

	Debt securities	Not applicable

	Warrants and rights	Not applicable

	Other securities	Not applicable

	American depositary shares	Not applicable

Part II

Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable

Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable

iv WESTPAC GROUP 2025 ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description		Page

Item 15.	Controls and procedures	129, 323

Item 16A.	Audit committee financial expert	198

Item 16B.	Code of ethics	201-203

Item 16C.	Principal accountant fees and services, PCAOB ID: 1020; Auditor Remuneration	119, 205-207

Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable

Item 16E.	Purchases of equity securities by Westpac and affiliated purchasers	Not applicable

Item 16F.	Changes in Westpac’s certifying accountant	Not applicable

Item 16G.	Corporate governance	188

Item 16H.	Mine safety disclosure	Not applicable

Item 16I.	Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable

Item 16J.	Insider trading policies	Not applicable

Item 16K.	Cybersecurity	272

Part III

Items 17. & 18.	Financial statements	1-135

Item 19.	Exhibits	136

Consolidated income statements for the years ended 30 September 2025, 2024 and 2023		2

Consolidated balance sheets as at 30 September 2025 and 2024		4

Consolidated statements of comprehensive income for the years ended 30 September 2025, 2024 and 2023		3

Consolidated statements of cash flows for the years ended 30 September 2025, 2024 and 2023		7

Notes to the financial statements		8-124

Management’s report on the internal control over financial reporting		129

Report of independent registered public accounting firm		130-133

Item 1402: Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential

Average balance sheets		17-18

Analysis of net interest earnings		16, 274-275, 284

Interest rate and interest differential analysis		16-20, 274-275, 284

v

FORM 20-F CROSS-REFERENCE INDEX

20-F item number and description	Page

Item 1403: Investments in debt securities t II Investment portfolio

Weighted average yield of debt securities	63

Calculation of weighted average yield; tax-exempt obligations	63

Item 1404: Loan Portfolio

Maturity and interest rate profile of loan portfolio	32

Item 1405: Allowances for Credit Losses

Credit ratios and material changes	33-43

Allocation of the allowance for credit losses	33-43

Item 1406: Deposits

Deposits by category	52-53

Uninsured deposits	52-53

Time deposits	52-53

vi WESTPAC GROUP 2025 ANNUAL REPORT

This page has been intentionally left blank.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	1

FINANCIAL
REPORT

Income statements Statements of comprehensive income		INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES
Balance sheets		Note 24.	Intangible assets
Statements of changes in equity Cash flow statements		Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments

NOTES TO THE FINANCIAL STATEMENTS		CAPITAL AND DIVIDENDS
Note 1.	Financial statements preparation	Note 26.	Shareholders’ equity
		Note 27.	Capital adequacy
FINANCIAL PERFORMANCE		Note 28.	Dividends
Note 2.	Segment reporting
Note 3.	Net interest income and average balance sheet and interest rates	GROUP STRUCTURE
Note 4.	Non-interest income	Note 29.	Investments in subsidiaries and associates
Note 5.	Operating expenses	Note 30.	Structured entities
Note 6.	Impairment charges
Note 7.	Income tax	OTHER
Note 8.	Earnings per share	Note 31.	Share-based payments
		Note 32.	Superannuation commitments
FINANCIAL ASSETS AND FINANCIAL LIABILITIES		Note 33.	Auditor’s remuneration
		Note 34.	Related party disclosures
Lending and credit risk		Note 35.	Notes to the cash flow statements
Note 9.	Loans	Note 36.	Subsequent events
Note 10.	Provision for expected credit losses
Note 11.	Credit risk management	CONSOLIDATED ENTITY DISCLOSURE STATEMENT

Deposits and other funding arrangements		STATUTORY STATEMENTS
Note 12.	Deposits and other borrowings	Directors’ declaration
Note 13.	Debt issues	Management’s report on internal control over financial reporting
Note 14.	Loan capital	Report of Independent Registered Public Accounting Firm
Note 15.	Securitisation, covered bonds and other transferred assets	Limitation on Independent Registered Public Accounting Firm’s Liability
Report of Predecessor Independent Registered Public Accounting Firm
Other financial instrument disclosures
Note 16.	Trading securities and financial assets measured at fair value through income statement (FVIS)
Note 17.	Investment securities
Note 18.	Other financial assets
Note 19.	Other financial liabilities
Note 20.	Derivative financial instruments
Note 21.	Risk management, funding and liquidity risk and market risk
Note 22.	Fair values of financial assets and financial liabilities
Note 23.	Offsetting financial assets and financial liabilities

2 WESTPAC GROUP 2025 ANNUAL REPORT

INCOME STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2025	2024	2023	2025	2024
Interest income:
Calculated using the effective interest method	3	53,054	52,739	42,515	48,851	48,358
Other	3	1,988	1,608	1,237	2,196	1,571
Total interest income		55,042	54,347	43,752	51,047	49,929
Interest expense	3	(35,662)	(35,594)	(25,435)	(34,949)	(34,492)
Net interest income		19,380	18,753	18,317	16,098	15,437
Non-interest income
Net fees	4	1,732	1,672	1,645	1,543	1,494
Net wealth management	4	476	441	562	-	-
Trading	4	717	704	717	693	637
Other	4	79	18	404	1,546	1,851
Total non-interest income		3,004	2,835	3,328	3,782	3,982
Net operating income		22,384	21,588	21,645	19,880	19,419
Operating expenses	5	(11,916)	(10,944)	(10,692)	(10,455)	(9,728)
Impairment (charges)/benefits	6	(424)	(537)	(648)	(440)	(475)
Profit before income tax expense		10,044	10,107	10,305	8,985	9,216
Income tax expense	7	(3,111)	(3,117)	(3,104)	(2,489)	(2,525)
Profit after income tax expense		6,933	6,990	7,201	6,496	6,691
Net profit attributable to non-controlling interests (NCI)		(17)	-	(6)	-	-
Net profit attributable to owners of Westpac Banking Corporation (WBC)		6,916	6,990	7,195	6,496	6,691
Earnings per share (cents)
Basic	8	201.9	200.9	205.3
Diluted	8	199.4	191.7	195.2

The above income statements should be read in conjunction with the accompanying notes.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	3

STATEMENTS OF COMPREHENSIVE INCOME

for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Profit after income tax expense	6,933	6,990	7,201	6,496	6,691
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss
Gains/(losses) recognised in equity on:
Debt securities measured at fair value through other comprehensive income (FVOCI)	503	(588)	(201)	423	(813)
Cash flow hedging instruments	(233)	501	(635)	(154)	873
Transferred to income statement:
Debt securities measured at FVOCI	(19)	5	(125)	(19)	5
Cash flow hedging instruments	152	77	(309)	154	132
Loss allowance on debt securities measured at FVOCI	-	1	1	(1)	1
Exchange differences on translation of foreign operations (net of associated hedges)	(254)	(300)	367	31	(134)
Income tax on items taken to or transferred from equity:
Debt securities measured at FVOCI	(141)	179	98	(118)	242
Cash flow hedging instruments	22	(182)	283	-	(301)
Items that will not be reclassified subsequently to profit or loss
Gains/(losses) on equity securities measured at FVOCI (net of tax)	24	1	(10)	9	(3)
Own credit adjustment on financial liabilities designated at fair value (net of tax)	(21)	13	(21)	(21)	13
Remeasurement of defined benefit obligation recognised in equity (net of tax)	10	(14)	(105)	9	(12)
Net other comprehensive income/(expense) (net of tax)	43	(307)	(657)	313	3
Total comprehensive income	6,976	6,683	6,544	6,809	6,694
Attributable to:
Owners of WBC	6,974	6,685	6,536	6,809	6,694
NCI	2	(2)	8	-	-
Total comprehensive income	6,976	6,683	6,544	6,809	6,694

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

4 WESTPAC GROUP 2025 ANNUAL REPORT

BALANCE SHEETS

as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
$m	Note	2025	2024	2025	2024
Assets
Cash and balances with central banks	35	50,430	65,667	44,782	58,400
Collateral paid		4,590	6,269	4,562	6,199
Trading securities and financial assets measured at fair value through income statement (FVIS)	16	55,841	49,228	53,626	47,014
Derivative financial instruments	20	18,464	24,109	17,534	23,902
Investment securities	17	117,541	103,885	109,100	95,623
Loans	9	851,853	806,767	755,112	710,043
Other financial assets	18	10,766	5,456	10,126	4,951
Due from subsidiaries		-	-	48,830	52,339
Investment in subsidiaries		-	-	8,567	9,095
Property and equipment		2,266	2,251	1,805	1,804
Tax assets	7	2,078	2,160	1,843	1,896
Intangible assets	24	10,465	10,746	8,918	9,131
Other assets		1,062	1,006	916	837
Total assets		1,125,356	1,077,544	1,065,721	1,021,234
Liabilities
Collateral received		3,187	3,078	2,364	2,935
Deposits and other borrowings	12	770,457	720,489	696,660	644,481
Other financial liabilities	19	41,488	38,077	38,935	33,917
Derivative financial instruments	20	20,630	30,974	20,492	30,795
Debt issues	13	171,404	169,284	142,622	143,882
Tax liabilities	7	137	569	61	408
Due to subsidiaries		-	-	52,566	55,722
Provisions	25	2,612	2,505	2,376	2,271
Other liabilities		2,378	2,633	1,854	2,065
Total liabilities excluding loan capital		1,012,293	967,609	957,930	916,476
Loan capital	14	39,970	37,883	38,891	36,770
Total liabilities		1,052,263	1,005,492	996,821	953,246
Net assets		73,093	72,052	68,900	67,988
Shareholders’ equity
Share capital:
Ordinary share capital	26	37,263	37,958	37,263	37,958
Treasury shares	26	(845)	(758)	(902)	(816)
Reserves	26	1,880	1,732	2,176	1,757
Retained profits		34,468	32,773	30,363	29,089
Total equity attributable to owners of WBC		72,766	71,705	68,900	67,988
NCI	26	327	347	-	-
Total shareholders’ equity and NCI		73,093	72,052	68,900	67,988

The above balance sheets should be read in conjunction with the accompanying notes.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	5

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity		Total
	Share			attributable		shareholders’
Consolidated	capital	Reserves	Retained	to owners	NCI	equity
$m	(Note 26)	(Note 26)	profits	of WBC	(Note 26)	and NCI
Balance as at 30 September 2022	39,011	2,378	29,063	70,452	57	70,509
Profit after income tax expense	-	-	7,195	7,195	6	7,201
Net other comprehensive income/(expense)	-	(533)	(126)	(659)	2	(657)
Total comprehensive income/(expense)	-	(533)	7,069	6,536	8	6,544
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(4,696)	(4,696)	-	(4,696)
Dividend reinvestment plan	192	-	-	192	-	192
Other equity movements:
Share-based payment arrangements	-	90	-	90	-	90
Purchase of shares	(32)	-	-	(32)	-	(32)
Net acquisition of treasury shares	(47)	-	-	(47)	-	(47)
Other	-	-	-	-	(21)	(21)
Total contributions and distributions	113	90	(4,696)	(4,493)	(21)	(4,514)
Balance as at 30 September 2023	39,124	1,935	31,436	72,495	44	72,539
Profit after income tax expense	-	-	6,990	6,990	-	6,990
Net other comprehensive income/(expense)	-	(304)	(1)	(305)	(2)	(307)
Total comprehensive income/(expense)	-	(304)	6,989	6,685	(2)	6,683
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,652)	(5,652)	-	(5,652)
Share buyback[b]	(1,812)	-	-	(1,812)	-	(1,812)
Other equity movements:
Share-based payment arrangements	-	96	-	96	-	96
Purchase of shares	(56)	-	-	(56)	-	(56)
Net acquisition of treasury shares	(56)	-	-	(56)	-	(56)
Acquisition of minority interest	-	5	-	5	(30)	(25)
Preference shares issued[c]	-	-	-	-	339	339
Other	-	-	-	-	(4)	(4)
Total contributions and distributions	(1,924)	101	(5,652)	(7,475)	305	(7,170)
Balance as at 30 September 2024	37,200	1,732	32,773	71,705	347	72,052
Profit after income tax expense	-	-	6,916	6,916	17	6,933
Net other comprehensive income/(expense)	-	69	(11)	58	(15)	43
Total comprehensive income/(expense)	-	69	6,905	6,974	2	6,976
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,215)	(5,215)	-	(5,215)
Share buyback[b]	(672)	-	-	(672)	-	(672)
Other equity movements:
Share-based payment arrangements	-	94	-	94	-	94
Purchase of shares	(23)	-	-	(23)	-	(23)
Net acquisition of treasury shares	(87)	-	-	(87)	-	(87)
Acquisition of minority interest	-	-	-	-	(4)	(4)
Other	-	(15)	5	(10)	(18)	(28)
Total contributions and distributions	(782)	79	(5,210)	(5,913)	(22)	(5,935)
Balance as at 30 September 2025	36,418	1,880	34,468	72,766	327	73,093

a.	Relates to fully franked dividends at 30%:
- 2025: 2025 interim dividend of 76 cents per share ($2,601 million) and 2024 final dividend of 76 cents per share ($2,614 million);
- 2024: 2024 interim dividend of 75 cents per share and special dividend of 15 cents per share ($3,125 million) and 2023 final dividend of 72 cents per share ($2,527 million); and
- 2023: 2023 interim dividend of 70 cents per share ($2,456 millions) and 2022 final dividend of 64 cents per share ($2,240 million).
b.	Westpac previously announced its intention to undertake a $3.5 billion on market buyback of WBC ordinary shares. During 2025, Westpac bought back and cancelled 21,058,056 ordinary shares ($ 672 million) at an average price of $31.93 (2024: 67,665,599 ordinary shares ($1,812 million) at an average price of $26.78).
c.	During 2024, Westpac New Zealand Limited issued NZD 375 million (AUD 339 million) of perpetual preference shares that qualified as Additional Tier 1 capital under RBNZ’s criteria. Westpac recognises this instrument as a non-controlling interest.

The above statements of changes in equity should be read in conjunction with the accompanying notes.

6 WESTPAC GROUP 2025 ANNUAL REPORT

STATEMENTS OF CHANGES IN EQUITY

for the years ended 30 September

Westpac Banking Corporation

				Total equity
	Share			attributable
Parent Entity	capital	Reserves	Retained	to owners
$m	(Note 26)	(Note 26)	profits	of WBC
Balance as at 30 September 2023	39,066	1,659	28,049	68,774
Profit after income tax expense	-	-	6,691	6,691
Net other comprehensive income/(expense)	-	2	1	3
Total comprehensive income/(expense)	-	2	6,692	6,694
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,652)	(5,652)
Share buyback[b]	(1,812)	-	-	(1,812)
Other equity movements:
Share-based payment arrangements	-	96	-	96
Purchase of shares	(56)	-	-	(56)
Net acquisition of treasury shares	(56)	-	-	(56)
Other	-	-	-	-
Total contributions and distributions	(1,924)	96	(5,652)	(7,480)
Balance as at 30 September 2024	37,142	1,757	29,089	67,988
Profit after income tax expense	-	-	6,496	6,496
Net other comprehensive income/(expense)	-	325	(12)	313
Total comprehensive income/(expense)	-	325	6,484	6,809
Transactions in capacity as equity holders:
Dividends on ordinary shares[a]	-	-	(5,215)	(5,215)
Share buyback[b]	(672)	-	-	(672)
Other equity movements:
Share-based payment arrangements	-	94	-	94
Purchase of shares	(23)	-	-	(23)
Net acquisition of treasury shares	(86)	-	-	(86)
Other	-	-	5	5
Total contributions and distributions	(781)	94	(5,210)	(5,897)
Balance as at 30 September 2025	36,361	2,176	30,363	68,900

a.

Relates to fully franked dividends at 30%:
- 2025: 2025 interim dividend of 76 cents per share ($2,601 million) and 2024 final dividend of 76 cents per share ($2,614 million); and
- 2024: 2024 interim dividend of 75 cents per share and special dividend of 15 cents per share ($3,125 million) and 2023 final dividend of 72 cents per share ($2,527 million).

b.

Westpac previously announced its intention to undertake a $3.5 billion on market buyback of WBC ordinary shares. During 2025, Westpac bought back and cancelled 21,058,056 ordinary shares ($672 million) at an average price of $31.93 (2024: 67,665,599 ordinary shares ($1,812 million) at an average price of $26.78).

The above statements of changes in equity should be read in conjunction with the accompanying notes.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	7

CASH FLOW STATEMENTS

for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
$m	Note	2025	2024	2023	2025	2024
Cash flows from operating activities
Interest received		53,888	52,515	41,970	50,015	48,242
Interest paid		(35,638)	(34,000)	(22,654)	(34,723)	(33,039)
Dividends received		2	3	1	987	1,285
Other non-interest income received		2,241	4,314	3,567	2,173	4,274
Operating expenses paid		(10,096)	(9,679)	(9,856)	(9,004)	(8,464)
Income tax paid		(3,532)	(3,369)	(2,439)	(3,047)	(2,871)
Cash flows from operating activities before changes in operating assets and liabilities		6,865	9,784	10,589	6,401	9,427
Net (increase)/decrease in:
Collateral paid		1,945	(2,097)	1,545	1,905	(2,057)
Trading securities and financial assets measured at FVIS		(6,107)	(18,994)	(4,524)	(6,054)	(19,452)
Derivative financial instruments		5,650	(836)	4,082	1,013	1,358
Loans		(50,182)	(35,083)	(27,270)	(45,997)	(32,528)
Other financial assets		(48)	(348)	128	(26)	(231)
Other assets		(29)	(34)	8	2	2
Net increase/(decrease) in:
Collateral received		(5)	(318)	(2,888)	(709)	(181)
Deposits and other borrowings		51,853	35,243	24,692	50,803	35,870
Other financial liabilities		(457)	(7,084)	(17,146)	873	(5,281)
Other liabilities		4	-	(12)	-	(9)
Net cash provided by/(used in) operating activities	35	9,489	(19,767)	(10,796)	8,211	(13,082)
Cash flows from investing activities
Proceeds from investment securities		63,356	47,624	36,480	61,168	40,089
Purchase of investment securities		(75,810)	(72,786)	(33,753)	(73,463)	(65,072)
Net movement in amounts due to/from controlled entities		-	-	-	3,797	(1,283)
Proceeds from disposal of controlled entities and other businesses, net of cash disposed	35	-	-	293	-	-
Purchase of controlled entities and other businesses	35	-	(30)	-	-	-
Net (increase)/decrease in investments in controlled entities		-	-	-	478	(254)
Purchase of associates		(10)	(4)	(1)	(10)	(3)
Proceeds from sale of loans portfolio[a]		1,418	-	-	1,414	-
Proceeds from disposal of property and equipment		33	46	72	15	37
Purchase of property and equipment		(371)	(235)	(238)	(259)	(168)
Purchase of intangible assets		(776)	(782)	(1,141)	(674)	(673)
Net cash provided by/(used in) investing activities		(12,160)	(26,167)	1,712	(7,534)	(27,327)
Cash flows from financing activities
Proceeds from debt issues (net of issue costs)		68,850	80,245	70,974	59,404	68,438
Redemption of debt issues		(76,010)	(67,100)	(62,596)	(68,590)	(58,931)
Payments for the principal portion of lease liabilities		(390)	(416)	(401)	(338)	(365)
Issue of loan capital (net of issue costs)		5,042	6,326	3,453	5,042	6,326
Redemption of loan capital		(4,122)	(1,957)	(1,171)	(4,127)	(1,951)
Payments for share buyback		(672)	(1,812)	-	(672)	(1,812)
Issue of perpetual preference shares (net of issue cost)		-	339	-	-	-
Purchase of shares relating to share-based payment arrangements		(23)	(56)	(32)	(23)	(56)
Net purchase of treasury shares (including RSP and EIP restricted shares)		(87)	(56)	(47)	(86)	(56)
Payment of dividends		(5,215)	(5,652)	(4,504)	(5,215)	(5,652)
Dividends paid to NCI		(17)	(4)	(21)	-	-
Purchase of shares from NCI	35	(4)	(25)	-	-	-
Net cash provided by/(used in) financing activities		(12,648)	9,832	5,655	(14,605)	5,941
Net increase/(decrease) in cash and balances with central banks		(15,319)	(36,102)	(3,429)	(13,928)	(34,468)
Effect of exchange rate changes on cash and balances with central banks		82	(753)	694	310	(598)
Cash and balances with central banks as at beginning of year		65,667	102,522	105,257	58,400	93,466
Cash and balances with central banks as at end of year	35	50,430	65,667	102,522	44,782	58,400

a.	The sale of the auto finance loan portfolio to Resimac Asset Finance Pty Limited was completed on 1 March 2025. A loss on sale of $8 million is included in Net gain/(loss) on disposal of assets in Note 4.

The above cash flow statements should be read in conjunction with the accompanying notes.

8 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 1.Financial statements preparation

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2025, was authorised for issue by the Board of Directors on 2 November 2025. The Directors have the power to amend and reissue the financial report.

The material accounting policies are set out below and in the relevant notes to the financial statements. The accounting policy for the recognition, derecognition, classification and measurement basis of financial assets and financial liabilities precedes Note 9. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

The financial report also complies with International Financial Reporting Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations as issued by the IFRS Interpretations Committee (IFRIC). It also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission (US SEC).

All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated.

Westpac has elected to apply ASIC Corporations (Parent Entity Financial Statements) Instrument 2021/195 and has presented both Parent Entity and Group financial statements in the financial report.

(ii)	Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to financial assets and financial liabilities (including derivative instruments) measured at fair value through income statement (FVIS) or in other comprehensive income (OCI).

(iii)	Standards adopted during the year ended 30 September 2025

No new accounting standards have been adopted by the Group for the year ended 30 September 2025. There have been no amendments to existing accounting standards that have had a material impact to the Group or the Parent Entity.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	9

Note 1. Financial statements preparation (Continued)

(iv)	Business combinations

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

Functional and presentation currency

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

(vi)Comparative revisions

Comparative information has been revised where appropriate to conform to changes in presentation in the current year and to enhance comparability.

10 WESTPAC GROUP 2025 ANNUAL REPORT

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

Note 10         Provision for expected credit losses (ECL)

Note 22         Fair values of financial assets and financial liabilities

Note 25         Provisions, contingent liabilities, contingent assets and credit commitments

Geopolitical developments including in relation to international trade and tariff policies, global tensions and continuing global military conflict, have led to heightened uncertainty as to future economic forecasts and potential impacts on the Group and its customers. Responding to this heightened uncertainty, the Group has increased the weighting of the downside scenario used in the estimate of expected credit losses from 42.5% to 47.5% (refer to Note 10 for further details).

Impact of climate-related risks

Westpac has considered the potential risk of climate change on its financial statements including both physical risks and transition risks. Westpac has concluded that based on the information and methodologies currently used, climate-related risks did not have a material impact on the judgements, assumptions and estimates for the year ended 30 September 2025. This conclusion also reflects that the most significant impacts of climate change are expected to mostly occur beyond the expected life of our exposures.

Key considerations in reaching this conclusion included assessing Westpac’s exposure to:

●	higher transition risk industries as a proportion of overall credit exposures; and
●	physical risks that may arise from changing weather patterns and extreme weather events.

Climate change represents a significant source of uncertainty in the medium to long term which may affect our financial statements in the future. Measuring the financial impact of climate change continues to evolve and Westpac will continue to improve its climate scenario analysis and stress testing modelling to assess these potential impacts.

Details of the provision for ECL, including overlays held in relation to climate-related risks, are provided in Note 10.

c.	Future developments
(i)	Accounting standards

AASB 9 Financial Instruments: Recognition and Measurement (AASB 9) became effective for the Group for the financial year ended 30 September 2019. When adopted, as permitted by the standard, the Group elected to continue to comply with the hedge accounting requirements under AASB 139. The Group intends to adopt the hedge accounting requirements of AASB 9 prospectively for the financial year beginning 1 October 2025. All the Group’s existing hedge accounting relationships will continue to qualify for hedge accounting. It is intended to introduce new hedge accounting relationships under AASB 9 for our foreign currency term funding over cross currency basis risk. This will result in associated costs of hedging being reflected in a new cost of hedging reserve (COHR) rather than through the income statement. The quantum of this impact will be based on the valuation of the derivatives at the time.

AASB 18 Presentation and Disclosure in Financial Statements (AASB 18) was issued on 7 June 2024 and will be effective for the 30 September 2028 year end unless early adopted. AASB 18 will replace AASB 101 Presentation of Financial Statements. This standard will not change the recognition and measurement of items in the financial statements, but will impact the presentation and disclosure in the financial statements, including:

●	new categories and subtotals in the income statement to enhance comparability;
●	enhancing the disclosure of management defined performance measures; and
●	changes to the grouping of information in the financial statements to provide more useful information.

Westpac is continuing to assess the impact of adopting AASB 18.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	11

Note 1. Financial statements preparation (Continued)

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

Westpac is continuing to assess the impact of adopting AASB 2024-2.

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

AASB S1

This Standard applies to reporting sustainability-related financial information across a range of possible sustainability topics, including climate-related financial disclosures that form part of an entity’s general-purpose financial reporting. It sets out general requirements for the presentation of those disclosures, guidelines for their structure and minimum requirements for their content (including disclosures on governance, strategy, risk management, and metrics and targets), the location of disclosures, the timing of reporting and disclosures relating to judgements, uncertainties and errors. AASB S1 is a voluntary standard and provides guidance on the application of AASB S2.

AASB S2

This standard sets out disclosure requirements in general purpose financial reports about climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital over the short, medium or long term. The main climate-related financial disclosure requirements relate to four key areas of governance, strategy, risk management, and metrics and targets. The standard also requires disclosures on scenario analysis and greenhouse gas emissions (Scope 1, 2 and 3). General requirements such as the conceptual foundations for reporting such information, the location of disclosures, the timing of reporting and disclosures relating to judgements, uncertainties and errors are also provided. The Group is continuing to progress the implementation of AASB S2 which becomes effective for the Group for the 30 September 2026 year end.

12 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL PERFORMANCE

Note 2.Segment reporting

Accounting policy

Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflect the management of the business, rather than the legal structure of Westpac.

Internally, Westpac uses an adjusted AAS measure of performance which excludes Notable Items in assessing the financial performance of its segments.

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

–

The impact of asset sales and revaluations

–

The write-down of assets (including goodwill and capitalised software)

–

Restructuring costs

The performance of each operating segment reflects internal charges, transfer pricing adjustments and revenue and expenses resulting from inter-segment transactions. These are eliminated on consolidation in the Group Businesses segment. Inter-segment pricing is determined on an arm’s length basis.

Notable Items presentation

In prior years, Segment information was presented with a separate line item for Notable Items impacting Operating income and Operating expense for each segments. To align with internal presentation in 2025, Segment results are presented excluding Notable Items, and reconciled at a Group level to the Statutory Profit. Accordingly, prior period presentations have been reclassified to reflect current presentation.

Reportable operating segments

We are one of Australia’s leading providers of banking and selected financial services, operating under multiple brands, and predominantly in Australia and New Zealand, with a small presence in Europe, North America, Asia and the Pacific. We operate significant online capability supported by an extensive branch and ATM network, call centres and relationship bankers. Our operations comprise the following key segments:

●	Consumer provides banking products and services to customers in Australia through three lines of business consisting of mortgages, consumer finance and cash and transactional banking.
●	Business & Wealth comprises Business Banking for customers generally up to $200 million in exposure, Wealth Management, Private Wealth and Westpac Pacific.
●	Institutional delivers a broad range of financial products and services to corporate, institutional and government customers.
●	New Zealand provides banking, and wealth products and services for consumer, business and institutional customers in New Zealand.
●	Group Businesses includes Treasury, Enterprise services and other costs not directly attributable to segments including Corporate Affairs, Finance and HR services, a portion of enterprise technology costs related to UNITE in prior periods, certain customer remediation expenses and enterprise provisions. It also includes Group-wide consolidation entries.

Changes in Segment Composition

In 2025, the following changes to Segment results were applied:

●	The merchants services business was transferred from Business & Wealth to Institutional given strategic alignment with the management of payments infrastructure;
●	The contribution from the auto finance portfolio, which was sold in March 2025, was transferred from Business & Wealth to Group Businesses; and
●	The realignment of Consumer, Business & Wealth and Institutional Human Resources and Finance function expenses to Group Businesses.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	13

Note 2.Segment reporting (Continued)

Results for 2025 reflect the new segment composition. As the impact of these changes on segment results were immaterial, comparatives were not revised.

The following tables present the segment results for Westpac.

		Business &		New	Group		Notable	Income
$m	Consumer	Wealth	Institutional	Zealand (A$)	Businesses	Total	Items	Statement
2025
Net interest income	7,863	5,346	2,413	2,568	1,283	19,473	(93)	19,380
Net fee income	538	256	773	170	(5)	1,732	-	1,732
Net wealth management income	-	434	-	43	(1)	476	-	476
Trading income	10	67	577	37	13	704	13	717
Other income	13	7	45	(4)	18	79	-	79
Net operating income	8,424	6,110	3,808	2,814	1,308	22,464	(80)	22,384
Operating expenses	(4,932)	(2,727)	(1,647)	(1,342)	(1,268)	(11,916)	-	(11,916)
Pre-provision profit	3,492	3,383	2,161	1,472	40	10,548	(80)	10,468
Impairment (charges)/benefits	(217)	(245)	1	41	(4)	(424)	-	(424)
Profit before income tax expense	3,275	3,138	2,162	1,513	36	10,124	(80)	10,044
Income tax (expense)/benefit	(993)	(952)	(587)	(423)	(180)	(3,135)	24	(3,111)
Net profit attributable to NCI	-	-	-	-	(17)	(17)	-	(17)
Net profit attributable to owners of WBC (excluding Notable Items)	2,282	2,186	1,575	1,090	(161)	6,972	(56)	6,916
Notable Items (post-tax)	-	-	-	(3)	(53)	(56)
Net profit attributable to owners of WBC	2,282	2,186	1,575	1,087	(214)	6,916
Balance sheet
Loans	525,447	115,203	117,704	93,443	56	851,853
Deposits and other borrowings	366,299	152,312	131,379	72,806	47,661	770,457

2024
Net interest income	7,632	5,338	2,240	2,388	1,318	18,916	(163)	18,753
Net fee income	515	341	653	179	(16)	1,672	-	1,672
Net wealth management income	-	395	-	39	7	441	-	441
Trading income	-	57	635	40	(16)	716	(12)	704
Other income	13	5	(23)	(1)	24	18	-	18
Net operating income	8,160	6,136	3,505	2,645	1,317	21,763	(175)	21,588
Operating expenses	(4,787)	(2,626)	(1,465)	(1,262)	(804)	(10,944)	-	(10,944)
Pre-provision profit	3,373	3,510	2,040	1,383	513	10,819	(175)	10,644
Impairment (charges)/benefits	(248)	(142)	(120)	(25)	(2)	(537)	-	(537)
Profit before income tax expense	3,125	3,368	1,920	1,358	511	10,282	(175)	10,107
Income tax (expense)/benefit	(941)	(1,012)	(553)	(379)	(284)	(3,169)	52	(3,117)
Net profit attributable to NCI	-	-	-	-	-	-	-	-
Net profit attributable to owners of WBC (excluding Notable Items)	2,184	2,356	1,367	979	227	7,113	(123)	6,990
Notable Items (post-tax)	-	-	-	(6)	(117)	(123)
Net profit attributable to owners of WBC	2,184	2,356	1,367	973	110	6,990
Balance sheet
Loans	510,317	101,989	100,582	93,833	46	806,767
Deposits and other borrowings	334,462	144,289	119,795	74,912	47,031	720,489

14 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 2.Segment reporting (Continued)

		Business &		New	Group		Notable	Income
$m	Consumer	Wealth	Institutional	Zealand (A$)	Businesses	Total	Items	Statement
2023
Net interest income	8,177	4,992	1,926	2,317	1,002	18,414	(97)	18,317
Net fee income	504	360	596	177	8	1,645	-	1,645
Net wealth management income	-	425	-	33	114	572	(10)	562
Trading income	-	47	692	33	(22)	750	(33)	717
Other income	20	12	79	(3)	53	161	243	404
Net operating income	8,701	5,836	3,293	2,557	1,155	21,542	103	21,645
Operating expenses	(4,533)	(2,459)	(1,316)	(1,186)	(738)	(10,232)	(460)	(10,692)
Pre-provision profit	4,168	3,377	1,977	1,371	417	11,310	(357)	10,953
Impairment (charges)/benefits	(179)	(257)	(87)	(124)	(1)	(648)	-	(648)
Profit before income tax expense	3,989	3,120	1,890	1,247	416	10,662	(357)	10,305
Income tax (expense)/benefit	(1,196)	(922)	(543)	(352)	(275)	(3,288)	184	(3,104)
Net profit attributable to NCI	-	(5)	-	-	(1)	(6)	-	(6)
Net profit attributable to owners of WBC (excluding Notable Items)	2,793	2,193	1,347	895	140	7,368	(173)	7,195
Notable Items (post-tax)	(148)	(107)	(10)	(7)	99	(173)
Net profit attributable to owners of WBC	2,645	2,086	1,337	888	239	7,195
Balance sheet
Loans	492,716	95,548	92,568	92,488	(66)	773,254
Deposits and other borrowings	308,342	140,536	116,052	76,544	46,694	688,168

Notable Items after tax

$m	2025	2024	2023
Economic hedges	(43)	(128)	(92)
Hedge ineffectiveness	(13)	5	66
Hedging items	(56)	(123)	(26)
Provisions for remediation, litigation, fines and penalties	-	-	(176)
Asset sales and revaluations	-	-	256
The write-down of assets	-	-	(87)
Restructuring costs	-	-	(140)
Large items	-	-	(147)
Total Notable Items after tax	(56)	(123)	(173)

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	15

Note 2.Segment reporting (Continued)

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Note 3 and Note 4. No single customer amounted to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office where the following items were recognised:

	2025		2024		2023
	$m	%	$m	%	$m	%
Revenue
Australia	48,212	83.1	48,442	84.7	40,222	85.4
New Zealand	8,014	13.8	6,809	11.9	5,053	10.7
Other overseas[a]	1,820	3.1	1,931	3.4	1,805	3.9
Total	58,046	100.0	57,182	100.0	47,080	100.0
Non-current assets[b]
Australia	11,322	89.0	11,573	89.0	11,782	89.7
New Zealand	1,252	9.8	1,319	10.1	1,282	9.8
Other overseas[a]	157	1.2	105	0.9	67	0.5
Total	12,731	100.0	12,997	100.0	13,131	100.0

a.	Other overseas included Pacific Islands, Asia, the Americas and Europe.
b.	Non-current assets represents property and equipment, and intangible assets.

16 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3.Net interest income and average balance sheet and interest rates

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

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Interest income
Calculated using the effective interest method
Cash and balances with central banks	2,533	4,123	4,277	2,260	3,651
Collateral paid	468	647	581	467	646
Investment securities	4,587	3,494	2,037	4,274	3,254
Loans	45,451	44,460	35,582	39,617	38,217
Other financial assets	15	15	38	11	13
Due from subsidiaries	-	-	-	2,222	2,577
Total interest income calculated using the effective interest method	53,054	52,739	42,515	48,851	48,358
Other
Net ineffectiveness on qualifying hedges	(19)	8	94	(15)	16
Trading securities and financial assets measured at FVIS	2,007	1,600	1,143	1,911	1,474
Due from subsidiaries	-	-	-	300	81
Total other	1,988	1,608	1,237	2,196	1,571
Total interest income	55,042	54,347	43,752	51,047	49,929
Interest expense
Calculated using the effective interest method
Collateral received	(268)	(317)	(327)	(242)	(302)
Deposits and other borrowings	(21,121)	(21,268)	(14,993)	(18,743)	(18,190)
Debt Issues	(6,439)	(6,094)	(4,667)	(5,587)	(5,422)
Due to subsidiaries	-	-	-	(2,929)	(3,324)
Loan capital	(2,041)	(1,848)	(1,448)	(1,967)	(1,773)
Other financial liabilities	(334)	(394)	(516)	(246)	(177)
Total interest expense calculated using the effective interest method	(30,203)	(29,921)	(21,951)	(29,714)	(29,188)
Other
Deposits and other borrowings	(2,125)	(2,389)	(1,925)	(2,046)	(2,248)
Trading liabilities[a]	(2,610)	(2,643)	(653)	(2,633)	(2,785)
Debt issues	(227)	(194)	(494)	(88)	(82)
Bank levy	(393)	(357)	(332)	(390)	(357)
Due to subsidiaries	-	-	-	2	242
Other interest expense	(104)	(90)	(80)	(80)	(74)
Total other	(5,459)	(5,673)	(3,484)	(5,235)	(5,304)
Total interest expense	(35,662)	(35,594)	(25,435)	(34,949)	(34,492)
Net interest income	19,380	18,753	18,317	16,098	15,437

a.	Includes net impact of Treasury balance sheet management activities.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	17

Note 3.Net interest income and average balance sheet and interest rates (Continued)

Average balance sheet and interest rates

The daily average balances of Westpac’s interest earning assets and interest bearing liabilities are shown below along with their interest income or expense.

	2025			2024			2023
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Loans:
Australia	660,395	39,151	5.9	633,772	37,865	6.0	607,154	30,164	5.0
New Zealand	93,509	5,680	6.1	92,222	6,155	6.7	90,130	5,028	5.6
Other overseas	10,456	620	5.9	6,666	440	6.6	6,548	390	6.0
Housing[a]
Australia	445,860	25,527	5.7	439,121	24,982	5.7	424,427	19,640	4.6
New Zealand	61,975	3,564	5.8	60,810	3,561	5.9	59,319	2,702	4.6
Other overseas	374	16	4.3	407	17	4.2	468	18	3.8
Personal
Australia	9,450	969	10.3	10,684	1,039	9.7	11,954	1,001	8.4
New Zealand	1,061	101	9.5	1,063	97	9.1	1,094	102	9.3
Other overseas	7	1	14.3	7	1	14.3	7	1	14.3
Business
Australia	205,085	12,655	6.2	183,967	11,844	6.4	170,773	9,523	5.6
New Zealand	30,473	2,015	6.6	30,349	2,497	8.2	29,717	2,224	7.5
Other overseas	10,075	603	6.0	6,252	422	6.7	6,073	371	6.1
Trading securities and financial assets measured at FVIS:
Australia	38,878	1,615	4.2	28,605	1,223	4.3	23,486	843	3.6
New Zealand	5,279	217	4.1	4,718	251	5.3	3,959	201	5.1
Other overseas	4,229	175	4.1	3,027	126	4.2	2,641	99	3.7
Investment securities:
Australia	102,571	4,183	4.1	85,208	3,227	3.8	66,631	1,822	2.7
New Zealand	7,174	265	3.7	6,570	201	3.1	6,164	148	2.4
Other overseas	3,524	139	3.9	2,147	66	3.1	2,082	67	3.2
Other interest earning assets:[b]
Australia	54,359	2,091	3.8	79,226	3,340	4.2	96,291	3,424	3.6
New Zealand	7,176	271	3.8	8,636	465	5.4	10,496	496	4.7
Other overseas	15,306	635	4.1	19,258	988	5.1	24,867	1,070	4.3
Total interest earning assets and interest income	1,002,856	55,042	5.5	970,055	54,347	5.6	940,449	43,752	4.7
Non-interest earning assets
Derivative financial instruments	24,885			16,786			23,423
All other assets[a,c]	83,338			70,468			59,356
Total non-interest earning assets	108,223			87,254			82,779
Total assets	1,111,079			1,057,309			1,023,228

a.

Certain portions of loans are non-interest earning and are presented in All other assets. The non-interest earning portion represents the impact of mortgage offset deposits which are taken into consideration when calculating interest charged on loans.

b.	Interest income includes net ineffectiveness on qualifying hedges.
c.

Includes property and equipment, intangible assets, deferred tax assets, non-interest earning loans relating to mortgage offset accounts and all other non-interest earning assets. Mortgage offset balances were $65,482 million (2024: $57,028 million, 2023: $49,702 million).

18 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3.Net interest income and average balance sheet and interest rates (Continued)

	2025			2024			2023
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
Consolidated	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits and other borrowings:
Australia	513,451	19,865	3.9	489,693	19,413	4.0	460,149	13,544	2.9
New Zealand	65,233	2,454	3.8	65,070	3,220	4.9	63,760	2,464	3.9
Other overseas	20,705	927	4.5	19,356	1,024	5.3	20,132	910	4.5
Certificates of deposit
Australia	31,926	1,390	4.4	33,598	1,509	4.5	31,822	1,128	3.5
New Zealand	1,914	78	4.1	2,424	141	5.8	2,727	136	5.0
Other overseas	13,487	654	4.8	12,867	736	5.7	13,338	657	4.9
Transactions
Australia	119,953	4,051	3.4	122,235	4,112	3.4	129,760	3,083	2.4
New Zealand	9,136	242	2.6	8,836	404	4.6	8,647	322	3.7
Other overseas	853	13	1.5	823	13	1.6	868	7	0.8
Savings
Australia	209,812	7,513	3.6	189,405	7,007	3.7	164,800	4,620	2.8
New Zealand	18,540	396	2.1	18,465	635	3.4	19,376	537	2.8
Other overseas	1,126	26	2.3	996	25	2.5	1,035	25	2.4
Term
Australia	151,760	6,911	4.6	144,455	6,785	4.7	133,767	4,713	3.5
New Zealand	35,643	1,738	4.9	35,345	2,040	5.8	33,010	1,469	4.5
Other overseas	5,239	234	4.5	4,670	250	5.4	4,891	221	4.5
Repurchase agreements:
Australia	14,032	683	4.9	22,040	692	3.1	34,511	314	0.9
New Zealand	2,529	98	3.9	4,318	234	5.4	4,922	231	4.7
Other overseas	1,099	49	4.5	193	11	5.7	219	11	5.0
Loan capital:
Australia	40,130	1,869	4.7	37,229	1,676	4.5	31,895	1,313	4.1
New Zealand	3,021	172	5.7	2,983	172	5.8	2,489	135	5.4
Other interest bearing liabilities:[a]
Australia	171,977	8,481	4.9	164,722	8,370	5.1	154,859	5,990	3.9
New Zealand	22,636	1,078	4.8	20,134	768	3.8	19,986	464	2.3
Other overseas	594	(14)	(2.4)	953	14	1.5	1,854	59	3.2
Total interest bearing liabilities and interest expense	855,407	35,662	4.2	826,691	35,594	4.3	794,776	25,435	3.2

Non-interest bearing liabilities
Deposits and other borrowings:
Australia	134,244			119,408			117,538
New Zealand	10,755			10,891			12,213
Other overseas	1,202			1,333			1,292
Derivative financial instruments	26,751			21,413			26,353
All other liabilities	10,835			6,024			(218)
Total non-interest bearing liabilities	183,787			159,069			157,178
Total liabilities	1,039,194			985,760			951,954
Shareholders’ equity	71,544			71,493			71,229
NCI	341			56			45
Total equity	71,885			71,549			71,274
Total liabilities and equity	1,111,079			1,057,309			1,023,228

a.	Interest expense includes the net impact of Treasury balance sheet management activities and the bank levy.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	19

Note 3.Net interest income and average balance sheet and interest rates (Continued)

Calculation of variances

Net interest income may vary from year to year due to changes in the volume of, and interest rates associated with, interest earning assets and interest bearing liabilities. Changes due to volume and rates are calculated at the balance sheet line items. Disaggregation into product classification includes the impact of compositional changes (mix) from prior periods. As such, calculations at a product level will result in a different outcome and will not sum to the balance sheet line item.

The following table allocates the change in net interest income between changes in volume and interest rate for those assets and liabilities:

●	Volume changes are determined based on the movements in average asset and liability balances; and
●	Interest rate changes are determined based on the change in interest rate associated with those assets and liabilities. Variances that arise due to a combination of volume and interest rate changes are allocated to interest rate changes.

	2025			2024
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest earning assets
Loans:
Australia	1,583	(297)	1,286	1,337	6,364	7,701
New Zealand	86	(561)	(475)	117	1,010	1,127
Other overseas	249	(69)	180	7	43	50
Housing
Australia	1,174	(629)	545	853	4,489	5,342
New Zealand	50	(47)	3	65	794	859
Other overseas	9	(10)	(1)	-	(1)	(1)
Personal
Australia	46	(116)	(70)	43	(5)	38
New Zealand	1	3	4	2	(7)	(5)
Other overseas	1	(1)	-	-	-	-
Business
Australia	363	448	811	441	1,880	2,321
New Zealand	35	(517)	(482)	50	223	273
Other overseas	239	(58)	181	7	44	51
Trading securities and financial assets measured at FVIS:
Australia	448	(56)	392	185	195	380
New Zealand	30	(64)	(34)	38	12	50
Other overseas	50	(1)	49	15	12	27
Investment securities:
Australia	658	298	956	508	897	1,405
New Zealand	18	46	64	10	43	53
Other overseas	42	31	73	2	(3)	(1)
Other interest earning assets:
Australia	(1,057)	(192)	(1,249)	(569)	485	(84)
New Zealand	(80)	(114)	(194)	(88)	57	(31)
Other overseas	(201)	(152)	(353)	(245)	163	(82)
Total change in interest income	1,826	(1,131)	695	1,317	9,278	10,595

20 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 3.Net interest income and average balance sheet and interest rates (Continued)

	2025			2024
Consolidated	Change due to			Change due to
$m	Volume	Rate	Total	Volume	Rate	Total
Interest bearing liabilities
Deposits and other borrowings:
Australia	956	(504)	452	922	4,947	5,869
New Zealand	8	(774)	(766)	51	705	756
Other overseas	71	(168)	(97)	(35)	149	114
Certificates of deposits
Australia	54	(173)	(119)	128	253	381
New Zealand	-	(63)	(63)	3	2	5
Other overseas	51	(133)	(82)	(25)	104	79
Transactions
Australia	192	(253)	(61)	182	847	1,029
New Zealand	2	(164)	(162)	7	75	82
Other overseas	1	(1)	-	-	6	6
Savings
Australia	335	171	506	278	2,109	2,387
New Zealand	1	(240)	(239)	11	87	98
Other overseas	1	-	1	(1)	1	-
Term
Australia	375	(249)	126	334	1,738	2,072
New Zealand	5	(307)	(302)	30	541	571
Other overseas	18	(34)	(16)	(9)	38	29
Repurchase agreements:
Australia	(150)	141	(9)	134	244	378
New Zealand	(97)	(39)	(136)	(28)	31	3
Other overseas	51	(13)	38	(1)	1	-
Loan capital:
Australia	133	60	193	219	144	363
New Zealand	2	(2)	-	27	10	37
Other interest bearing liabilities:
Australia	322	(211)	111	350	2,030	2,380
New Zealand	78	232	310	3	301	304
Other overseas	(22)	(6)	(28)	(41)	(4)	(45)
Total change in interest expense	1,352	(1,284)	68	1,601	8,558	10,159
Change in net interest income:
Australia	371	267	638	(164)	576	412
New Zealand	63	(110)	(47)	24	75	99
Other overseas	40	(4)	36	(144)	69	(75)
Total change in net interest income	474	153	627	(284)	720	436

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	21

Note 4.Non-interest income

Accounting policy

Non-interest income includes net fee income, net wealth management, trading income and other income.

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

22 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 4.Non-interest income (Continued)

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Net fees
Facility fees	795	763	697	746	709
Transaction fees	1,126	1,118	1,146	944	935
Other non-risk fee income	195	135	154	138	125
Fee income	2,116	2,016	1,997	1,828	1,769
Credit card loyalty programs	(130)	(134)	(153)	(103)	(106)
Transaction fee related expenses	(254)	(210)	(199)	(182)	(169)
Fee expenses	(384)	(344)	(352)	(285)	(275)
Net fees	1,732	1,672	1,645	1,543	1,494

Net wealth management	476	441	562	-	-

Trading	717	704	717	693	637

Other
Dividends received from subsidiaries	-	-	-	986	1,284
Transactions with subsidiaries	-	-	-	453	564
Dividends received from other entities	2	3	1	1	1
Net gain/(loss) on disposal of assets	1	6	-	1	8
Net gain/(loss) on hedging of overseas operations	-	(1)	-	42	(4)
Net gain/(loss) on derivatives held for risk management purposes[a]	12	7	1	12	7
Net gain/(loss) on financial instruments measured at fair value	38	(24)	78	31	(32)
Net gain/(loss) on disposal of controlled entities and other businesses[b]	-	-	268	-	-
Other	26	27	56	20	23
Total other	79	18	404	1,546	1,851
Total non-interest income	3,004	2,835	3,328	3,782	3,982

a.	Income from derivatives held for risk management purposes reflects the impact of economic hedges of earnings.
b.	2023 included a $243 million gain on sale of Advance Asset Management Limited.

Deferred income in relation to the credit card loyalty programs for Westpac was $329 million as at 30 September 2025 (2024: $338 million, 2023: $324 million) and $37 million for the Parent Entity (2024: $35 million). This will be recognised as fee income as the credit card reward points are redeemed.

There were no other material contract assets or contract liabilities for Westpac or the Parent Entity.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	23

Note 5.Operating expenses

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Staff
Employee remuneration, entitlements and on-costs	5,626	5,160	5,254	4,977	4,540
Superannuation	597	551	521	538	491
Share-based payments	95	97	90	91	94
Restructuring costs	267	91	233	234	75
Total staff	6,585	5,899	6,098	5,840	5,200
Occupancy
Operating lease rentals	127	116	153	109	99
Depreciation and impairment of property and equipment	420	455	474	348	387
Other	105	129	159	97	120
Total occupancy	652	700	786	554	606
Technology
Amortisation and impairment of software assets	1,018	908	629	887	802
Depreciation and impairment of IT equipment	121	125	132	85	99
Technology services	1,052	871	735	942	770
Software maintenance and licences	869	770	603	736	653
Telecommunications	76	90	112	55	69
Total technology	3,136	2,764	2,211	2,705	2,393
Other
Professional and processing services	692	798	905	602	696
Postage and stationery	145	130	139	122	109
Advertising	220	176	169	194	150
Non-lending losses	147	111	65	102	88
Amortisation and impairment of other intangible assets and deferred expenditure	2	34	2	1	2
Impairment of investments in subsidiaries	-	-	-	10	117
Other expenses	337	332	317	325	367
Total other	1,543	1,581	1,597	1,356	1,529
Total operating expenses	11,916	10,944	10,692	10,455	9,728

24 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 6.Impairment charges

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

The following table details impairment charges.

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Provisions raised/(released)
Performing	(36)	(150)	274	14	(142)
Non-performing	707	877	565	666	801
Recoveries	(247)	(190)	(191)	(240)	(184)
Impairment charges/(benefits)	424	537	648	440	475
of which relates to:
Loans and credit commitments	427	536	647	466	469
Debt securities at amortised cost	(3)	-	-	(2)	1
Debt securities at FVOCI	-	1	1	(1)	1
Due from subsidiaries	-	-	-	(23)	4
Impairment charges/(benefits)	424	537	648	440	475

Further details are included in Note 10.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	25

Note 7.Income tax

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

26 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 7.Income tax (Continued)

Income tax expense

The following table reconciles income tax expense to the profit before income tax expense.

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Profit before income tax	10,044	10,107	10,305	8,985	9,216
Tax at the Australian company tax rate of 30%	3,013	3,032	3,092	2,696	2,765
The effect of amounts which are not deductible/(assessable) in calculating taxable income:
Hybrid capital distributions	129	139	117	129	139
Dividend adjustments	1	-	3	(295)	(379)
Other non-assessable items	(1)	(4)	(9)	(1)	(3)
Other non-deductible items	24	25	49	16	23
Adjustment for overseas tax rates	(15)	(27)	(25)	6	(4)
Income tax (over)/under provided in prior years	-	(20)	7	-	(13)
Other items[a]	(40)	(28)	(130)	(62)	(3)
Total income tax expense	3,111	3,117	3,104	2,489	2,525
Income tax expense comprises:
Current income tax	3,128	3,125	3,009	2,559	2,520
Movement in deferred tax	(17)	12	88	(70)	18
Income tax (over)/under provision in prior years	-	(20)	7	-	(13)
Total income tax expense	3,111	3,117	3,104	2,489	2,525
Total Australia	2,614	2,632	2,637	2,449	2,480
Total Overseas	497	485	467	40	45
Total income tax expense	3,111	3,117	3,104	2,489	2,525

a.	2023 included $86 million (Parent Entity: nil) related to the sale of Advance Asset Management Limited.

The effective tax rate was 30.97% in 2025 (2024: 30.84%, 2023: 30.12%).

International Tax Reform – Pillar Two Model Rules

Pillar Two introduces new ‘top-up’ taxes for multinational enterprises (MNEs) within the scope of the rules to ensure that these MNEs pay a minimum effective rate of tax of 15% on profits in all jurisdictions.

Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which Westpac operates and became effective for the Group for the financial year beginning 1 October 2024.

The Group has recognised a current tax expense for Pillar Two top-up tax obligations of $7 million for the year ended 30 September 2025 which is included in the above total income tax expense. The Group has applied the mandatory temporary exception from recognising and disclosing Pillar Two deferred taxes under AASB 112.

Tax assets

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Current tax assets	20	13	17	13
Deferred tax assets	2,058	2,147	1,826	1,883
Total tax assets	2,078	2,160	1,843	1,896

Tax liabilities

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Current tax liabilities	137	569	61	408
Total tax liabilities	137	569	61	408

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	27

Note 7.Income tax (Continued)

Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Amounts recognised in the income statements and opening retained profits
Provision for ECL on loans and credit commitments	1,481	1,519	1,312	1,314
Provision for long service leave, annual leave and other employee benefits	422	407	405	388
Property and equipment	190	203	192	192
Other provisions	195	167	172	141
Lease liabilities	518	576	456	508
All other liabilities	188	222	173	205
Total amounts recognised in the income statements and opening retained profits	2,994	3,094	2,710	2,748
Amounts recognised directly in OCI
Investment securities	83	206	83	206
Total amounts recognised directly in OCI	83	206	83	206
Gross deferred tax assets	3,077	3,300	2,793	2,954
Set-off of deferred tax assets and deferred tax liabilities	(1,019)	(1,153)	(967)	(1,071)
Net deferred tax assets	2,058	2,147	1,826	1,883
Movements
Balance as at beginning of year	2,147	2,095	1,883	1,957
Recognised in the income statements	(100)	(68)	(38)	(74)
Recognised in OCI	(123)	119	(123)	119
Set-off of deferred tax assets and deferred tax liabilities	134	1	104	(119)
Balance as at end of year	2,058	2,147	1,826	1,883

Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Amounts recognised in the income statements and opening retained profits
Finance lease transactions	18	112	12	106
Property and equipment	514	538	464	482
All other assets	233	232	236	232
Total amounts recognised in the income statements and opening retained profits	765	882	712	820
Amounts recognised directly in OCI
Cash flow hedges	211	233	214	214
Defined benefit	43	38	41	37
Total amounts recognised directly in OCI	254	271	255	251
Gross deferred tax liabilities	1,019	1,153	967	1,071
Set-off of deferred tax assets and deferred tax liabilities	(1,019)	(1,153)	(967)	(1,071)
Net deferred tax liabilities	-	-	-	-
Movements
Balance as at beginning of year	-	-	-	-
Recognised in the income statements	(117)	(56)	(108)	(56)
Recognised in OCI	(17)	55	4	175
Set-off of deferred tax assets and deferred tax liabilities	134	1	104	(119)
Balance as at end of year	-	-	-	-

28 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 7.Income tax (Continued)

Unrecognised deferred tax balances

The following potential deferred tax balances have not been recognised. The tax effect of the gross balances disclosed below would be based on the corporate tax rates applicable in the relevant jurisdictions, which range between 15% and 40%.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Deductible temporary differences
Tax losses on revenue account	414	422	414	422
Tax losses on capital account	424	265	380	150
Taxable temporary differences
Retained earnings of subsidiaries that would be subject to withholding tax if distributed	401	402	-	-

Note 8.Earnings per share

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

	2025		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net profit attributable to owners of WBC ($m)	6,916	6,916	6,990	6,990	7,195	7,195
Adjustment for restricted share dividends[a]	(6)	-	(7)	-	(5)	-
Adjustment for potential dilution:
Distributions to convertible loan capital holders[b]	-	442	-	476	-	400
Adjusted net profit attributable to owners of WBC	6,910	7,358	6,983	7,466	7,190	7,595
Weighted average number of ordinary shares (# m)
Weighted average number of ordinary shares on issue	3,427	3,427	3,481	3,481	3,507	3,507
Treasury shares (including RSP and EIP restricted shares)[a]	(5)	(5)	(5)	(5)	(5)	(5)
Adjustment for potential dilution:
Share-based payments	-	7	-	6	-	4
Convertible loan capital[b]	-	261	-	413	-	385
Adjusted weighted average number of ordinary shares	3,422	3,690	3,476	3,895	3,502	3,891
Earnings per ordinary share (cents)	201.9	199.4	200.9	191.7	205.3	195.2

a.

Restricted shares are explained in Note 31. Some shares under the RSP and EIP restricted shares have not vested and are not outstanding ordinary shares but do receive dividends. These RSP and EIP dividends are deducted to show the profit attributable to ordinary shareholders.

b.

The Group has issued convertible loan capital which may convert into ordinary shares in the future (refer to Note 14 for further details). These convertible loan capital instruments are potentially dilutive instruments, and diluted EPS is therefore calculated as if the instruments had been converted at the beginning of the year, or at the instruments’ issue date, where issuance occurred partway through the year.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	29

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

Derecognition

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

30 WESTPAC GROUP 2025 ANNUAL REPORT

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

Westpac’s policies for determining the fair value of financial assets and financial liabilities are set out in Note 22.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	31

Lending and credit risk

Note 9.Loans

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

The loan portfolio is dis-aggregated by location of booking office and product type, as follows.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Australia
Housing	518,654	503,271	518,654	503,270
Personal	9,043	10,174	9,043	10,174
Business	221,840	195,483	219,187	193,042
Total Australia	749,537	708,928	746,884	706,486
New Zealand
Housing	62,672	62,484	-	-
Personal	1,043	1,058	-	-
Business	30,554	31,055	436	306
Total New Zealand	94,269	94,597	436	306
Total other overseas	12,556	7,810	11,760	7,189
Gross loans	856,362	811,335	759,080	713,981
Provision for ECL on loans (refer to Note 10)	(4,509)	(4,568)	(3,968)	(3,938)
Total loans[a,b]	851,853	806,767	755,112	710,043

a.

Total loans included Australian securitised residential loans of $5,195 million (2024: $5,185 million) for the Group and $5,988 million (2024: $6,054 million) for the Parent Entity. The level of securitised loans excludes loans where Westpac is the holder of related debt securities.

b.	Total loans included assets pledged for the covered bond programs of $35,106 million (2024: $42,228 million) for the Group and $29,762 million (2024: $36,825 million) for the Parent Entity.

32 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 9.Loans (Continued)

The following table shows Westpac’s contractual maturity distribution of all loans as at 30 September 2025.

Consolidated		Over 1 year to	Over 5 years to
$m	Up to 1 year	5 years	15 years	Over 15 years	Total
Australia
Housing	4,669	952	21,853	491,180	518,654
Personal	6,145	2,254	644	-	9,043
Business	65,300	136,863	10,833	8,844	221,840
Total Australia	76,114	140,069	33,330	500,024	749,537
New Zealand
Housing	152	560	4,244	57,716	62,672
Personal	830	211	2	-	1,043
Business	20,059	10,275	218	2	30,554
Total New Zealand	21,041	11,046	4,464	57,718	94,269
Total other overseas	4,432	6,912	1,212	-	12,556
Total loans	101,587	158,027	39,006	557,742	856,362

The following table shows Westpac’s interest rate segmentation of loans maturing after one year as at 30 September 2025.

	Loans at	Loans at
Consolidated	variable	fixed
$m	interest rates	interest rates	Total
Interest rate segmentation of loans maturing after one year
Australia
Housing	499,981	14,004	513,985
Personal	1,644	1,254	2,898
Business	152,954	3,586	156,540
Total Australia	654,579	18,844	673,423
New Zealand
Housing	7,686	54,834	62,520
Personal	213	-	213
Business	882	9,613	10,495
Total New Zealand	8,781	64,447	73,228
Total other overseas	7,751	373	8,124
Total loans maturing after one year	671,111	83,664	754,775

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	33

Note 10.Provision for expected credit losses

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

Collective and individual assessment

Financial assets that are in Stages 1 and 2 are assessed on a collective basis. This means that they are grouped in pools of similar assets with similar credit risk characteristics including the type of product and the customer risk grade. Financial assets in Stage 3 are assessed on an individual basis or calculated collectively for those below a specified threshold.

Expected life

In considering the lifetime time frame for ECL in Stages 2 and 3, the standard generally requires use of the remaining contractual life adjusted, where appropriate, for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit),

34 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10.Provision for expected credit losses (Continued)

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

Westpac does not rebut the presumption that instruments that are 30 days past due have experienced a SICR but this is used as a backstop rather than the primary indicator. In addition, providing a program-managed customer with a hardship arrangement or downgrading a transaction-managed exposure to a performing but weak credit risk grade of E (watchlist) or worse is generally treated as an indication of a SICR. Note 11.2 provides further details on the Group’s credit risk rating system.

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

Judgements can change with time as new information becomes available which could result in changes to the provision for ECL.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	35

Note 10.Provision for expected credit losses (Continued)

Loans and credit commitments

The following tables disclose the provision for ECL on loans and credit commitments by stage for Westpac and the Parent Entity.

	2025				2024
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consolidated
Provision for ECL on loans
Housing	186	804	615	1,605	162	879	639	1,680
Personal	59	179	84	322	61	207	99	367
Business	538	1,067	977	2,582	405	1,163	953	2,521
Total loans ECL provision (Note 9)	783	2,050	1,676	4,509	628	2,249	1,691	4,568
Provision for ECL on credit commitments
Housing	11	21	-	32	7	18	-	25
Personal	14	20	-	34	16	27	-	43
Business	132	241	30	403	110	300	38	448
Total credit commitments ECL provision (Note 25)	157	282	30	469	133	345	38	516
Total provision for ECL on loans and credit commitments	940	2,332	1,706	4,978	761	2,594	1,729	5,084
Presented as provision for ECL on:
Individually assessed provisions	-	-	539	539	-	-	536	536
Collectively assessed provisions	940	2,332	1,167	4,439	761	2,594	1,193	4,548
Total provision for ECL on loans and credit commitments	940	2,332	1,706	4,978	761	2,594	1,729	5,084
Gross loans	711,230	135,475	9,657	856,362	639,900	161,121	10,314	811,335
Credit commitments	200,393	20,306	470	221,169	181,275	30,395	441	212,111
Gross loans and credit commitments	911,623	155,781	10,127	1,077,531	821,175	191,516	10,755	1,023,446
Coverage ratio on loans (%)	0.11	1.51	17.36	0.53	0.10	1.40	16.40	0.56
Coverage ratio on loans and credit commitments (%)	0.10	1.50	16.85	0.46	0.09	1.35	16.08	0.50

36 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10.Provision for expected credit losses (Continued)

	2025				2024
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Parent Entity
Provision for ECL on loans
Housing	155	712	540	1,407	136	743	575	1,454
Personal	52	159	77	288	54	184	92	330
Business	472	922	879	2,273	348	968	838	2,154
Total loans ECL provision (Note 9)	679	1,793	1,496	3,968	538	1,895	1,505	3,938
Provision for ECL on credit commitments
Housing	7	16	-	23	6	14	-	20
Personal	12	16	-	28	12	17	-	29
Business	128	223	28	379	105	283	27	415
Total credit commitments ECL provision (Note 25)	147	255	28	430	123	314	27	464
Total provision for ECL on loans and credit commitments	826	2,048	1,524	4,398	661	2,209	1,532	4,402
Presented as provision for ECL on:
Of which:
Individually assessed provisions	-	-	459	459	-	-	437	437
Collectively assessed provisions	826	2,048	1,065	3,939	661	2,209	1,095	3,965
Total provision for ECL on loans and credit commitments	826	2,048	1,524	4,398	661	2,209	1,532	4,402
Gross loans	628,492	121,947	8,641	759,080	564,844	139,828	9,309	713,981
Credit commitments	177,414	17,852	438	195,704	160,418	27,033	411	187,862
Gross loans and credit commitments	805,906	139,799	9,079	954,784	725,262	166,861	9,720	901,843
Coverage ratio on loans (%)	0.11	1.47	17.31	0.52	0.10	1.36	16.17	0.55
Coverage ratio on loans and credit commitments (%)	0.10	1.46	16.79	0.46	0.09	1.32	15.76	0.49

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	37

Note 10.Provision for expected credit losses (Continued)

Movement in provision for ECL on loans and credit commitments

The reconciliation of the provision for ECL tables for loans and credit commitments has been determined by an aggregation of monthly movements over the year. The key line items in the reconciliation represent the following:

●	“Transfers between stages” represents transfers between Stage 1, Stage 2 and Stage 3 prior to remeasurement of the provision for ECL;
●	“Business activity during the year” represents new accounts originated during the year net of those that were de-recognised due to final repayments during the year;
●	“Net remeasurement of provision for ECL” represents the impact on the provision for ECL due to changes in credit quality during the year (including transfers between stages), changes in portfolio overlays, changes due to forward-looking economic scenarios and partial repayments and additional draw-downs on existing facilities over the year; and
●	“Write-offs” represents a reduction in the provision for ECL as a result of derecognition of exposures where there is no reasonable expectation of full recovery.

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance as at 30 September 2023	706	2,808	1,416	4,930	600	2,419	1,248	4,267
Transfers to Stage 1	1,222	(1,165)	(57)	-	1,088	(1,036)	(52)	-
Transfers to Stage 2	(315)	822	(507)	-	(274)	724	(450)	-
Transfers to Stage 3	(3)	(608)	611	-	(3)	(527)	530	-
Business activity during the year	303	(328)	(293)	(318)	267	(308)	(243)	(284)
Net remeasurement of provision for ECL	(1,149)	1,070	1,123	1,044	(1,016)	937	1,016	937
Write-offs	-	-	(620)	(620)	-	-	(573)	(573)
Exchange rate and other adjustments	(3)	(5)	56	48	(1)	-	56	55
Balance as at 30 September 2024	761	2,594	1,729	5,084	661	2,209	1,532	4,402
Transfers to Stage 1	1,386	(1,299)	(87)	-	1,214	(1,132)	(82)	-
Transfers to Stage 2	(201)	807	(606)	-	(174)	720	(546)	-
Transfers to Stage 3	(4)	(596)	600	-	(4)	(530)	534	-
Business activity during the year	306	(409)	(277)	(380)	266	(385)	(229)	(348)
Net remeasurement of provision for ECL	(1,304)	1,281	1,077	1,054	(1,137)	1,202	989	1,054
Write-offs	-	-	(763)	(763)	-	-	(705)	(705)
Exchange rate and other adjustments	(4)	(46)	33	(17)	-	(36)	31	(5)
Balance as at 30 September 2025	940	2,332	1,706	4,978	826	2,048	1,524	4,398

38 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10.Provision for expected credit losses (Continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Housing
Balance as at 30 September 2023	158	1,052	513	1,723	121	920	446	1,487
Transfers to Stage 1	351	(345)	(6)	-	311	(307)	(4)	-
Transfers to Stage 2	(41)	310	(269)	-	(36)	276	(240)	-
Transfers to Stage 3	-	(196)	196	-	-	(183)	183	-
Business activity during the year	59	(131)	(158)	(230)	55	(123)	(143)	(211)
Net remeasurement of provision for ECL	(357)	209	396	248	(309)	174	357	222
Write-offs	-	-	(57)	(57)	-	-	(46)	(46)
Exchange rate and other adjustments	(1)	(2)	24	21	-	-	22	22
Balance as at 30 September 2024	169	897	639	1,705	142	757	575	1,474
Transfers to Stage 1	377	(367)	(10)	-	305	(295)	(10)	-
Transfers to Stage 2	(46)	445	(399)	-	(42)	398	(356)	-
Transfers to Stage 3	-	(173)	173	-	-	(152)	152	-
Business activity during the year	81	(177)	(170)	(266)	71	(160)	(141)	(230)
Net remeasurement of provision for ECL	(385)	197	409	221	(314)	180	342	208
Write-offs	-	-	(52)	(52)	-	-	(44)	(44)
Exchange rate and other adjustments	1	3	25	29	-	-	22	22
Balance as at 30 September 2025	197	825	615	1,637	162	728	540	1,430

Personal
Balance as at 30 September 2023	82	225	98	405	68	191	90	349
Transfers to Stage 1	358	(356)	(2)	-	325	(324)	(1)	-
Transfers to Stage 2	(59)	106	(47)	-	(56)	98	(42)	-
Transfers to Stage 3	-	(136)	136	-	-	(128)	128	-
Business activity during the year	36	(9)	-	27	34	(8)	-	26
Net remeasurement of provision for ECL	(340)	405	295	360	(305)	372	283	350
Write-offs	-	-	(394)	(394)	-	-	(378)	(378)
Exchange rate and other adjustments	-	(1)	13	12	-	-	12	12
Balance as at 30 September 2024	77	234	99	410	66	201	92	359
Transfers to Stage 1	342	(340)	(2)	-	310	(309)	(1)	-
Transfers to Stage 2	(53)	92	(39)	-	(51)	85	(34)	-
Transfers to Stage 3	-	(127)	127	-	(1)	(119)	120	-
Business activity during the year	31	(15)	-	16	29	(15)	-	14
Net remeasurement of provision for ECL	(319)	368	360	409	(288)	337	347	396
Write-offs	-	-	(461)	(461)	-	-	(447)	(447)
Exchange rate and other adjustments	(5)	(13)	-	(18)	(1)	(5)	-	(6)
Balance as at 30 September 2025	73	199	84	356	64	175	77	316

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	39

Note 10.Provision for expected credit losses (Continued)

	Consolidated				Parent Entity
			Non-				Non-
	Performing		Performing		Performing		Performing
$m	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business
Balance as at 30 September 2023	466	1,531	805	2,802	411	1,308	712	2,431
Transfers to Stage 1	513	(464)	(49)	-	452	(405)	(47)	-
Transfers to Stage 2	(215)	406	(191)	-	(182)	350	(168)	-
Transfers to Stage 3	(3)	(276)	279	-	(3)	(216)	219	-
Business activity during the year	208	(188)	(135)	(115)	178	(177)	(100)	(99)
Net remeasurement of provision for ECL	(452)	456	432	436	(402)	391	376	365
Write-offs	-	-	(169)	(169)	-	-	(149)	(149)
Exchange rate and other adjustments	(2)	(2)	19	15	(1)	-	22	21
Balance as at 30 September 2024	515	1,463	991	2,969	453	1,251	865	2,569
Transfers to Stage 1	667	(592)	(75)	-	599	(528)	(71)	-
Transfers to Stage 2	(102)	270	(168)	-	(81)	237	(156)	-
Transfers to Stage 3	(4)	(296)	300	-	(3)	(259)	262	-
Business activity during the year	194	(217)	(107)	(130)	166	(210)	(88)	(132)
Net remeasurement of provision for ECL	(600)	716	308	424	(535)	685	300	450
Write-offs	-	-	(250)	(250)	-	-	(214)	(214)
Exchange rate and other adjustments	-	(36)	8	(28)	1	(31)	9	(21)
Balance as at 30 September 2025	670	1,308	1,007	2,985	600	1,145	907	2,652

Total provision for ECL

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Provision for ECL on loans and credit commitments	4,978	5,084	4,398	4,402
Provision for ECL on debt securities at amortised cost[a]	3	6	-	2
Provision for ECL on debt securities at FVOCI[b]	6	6	5	6
Total provision for ECL	4,987	5,096	4,403	4,410

a.	Provision for ECL on debt securities at amortised cost is presented as part of investments securities.
b.	Provision for ECL on debt securities at FVOCI forms part of equity reserves.

Reconciliation of impairment charges

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Loans and credit commitments:
Business activity during the year	(380)	(318)	(348)	(284)
Net remeasurement of the provision for ECL	1,054	1,044	1,054	937
Impairment charges for debt securities at amortised cost	(3)	-	(2)	1
Impairment charges for debt securities at FVOCI	-	1	(1)	1
Impairment on due from subsidiaries	-	-	(23)	4
Recoveries	(247)	(190)	(240)	(184)
Impairment charges/(benefits) (Note 6)	424	537	440	475

40 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10.Provision for expected credit losses (Continued)

Total write-offs net of recoveries to average loans

	Consolidated
%	2025	2024
Housing	0.01	0.01
Personal	2.66	2.21
Business	0.08	0.05
Total write-offs net of recoveries to average loans	0.06	0.05

Write-offs still under enforcement activity

Of the amount of current year write-offs, $664 million for the Group (2024: $596 million) and $609 million (2024: $549 million) for the Parent Entity represent balances that the Group was still entitled to recover.

Impact of overlays on the provision for ECL on loans and credit commitments

The following table attributes the provision for ECL on loans and credit commitments between individually assessed and collectively assessed provisions. Collectively assessed provisions are disaggregated into the modelled ECL provision and portfolio overlays.

Portfolio overlays are used to capture areas of potential risk and uncertainty in the portfolio, that are not captured in the underlying modelled ECL.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Individually assessed provisions	539	536	459	437
Modelled provision for ECL on loans and credit commitments	4,201	4,369	3,691	3,768
Overlays	238	179	248	197
Total provision for ECL on loans and credit commitments	4,978	5,084	4,398	4,402

Details of changes related to forward-looking economic inputs and portfolio overlays, based on reasonable and supportable information up to the date of this report, are provided below.

Modelled provision for ECL on loans and credit commitments

The modelled provision for ECL on loans and credit commitments is a probability weighted estimate based on three scenarios which together represent the Group’s view of the forward-looking distribution of potential loss outcomes. Overlays are used to capture potential risk and uncertainty in the portfolio that are not captured in the underlying modelled ECL. Changes in the modelled provision for ECL and overlays are reflected through the “net remeasurement of provision for ECL” line item.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	41

Note 10.Provision for expected credit losses (Continued)

The base case scenario uses the following Westpac Economic forecasts:

Key economic assumptions for base case scenario	30 September 2025	30 September 2024
Annual GDP: Australia	Forecast growth of 1.9% for calendar year 2025 and 2.4% for calendar year 2026	Forecast growth of 1.5% for calendar year 2024 and 2.4% for calendar year 2025
New Zealand	Forecast growth of 1.7% for calendar year 2025 and 3.1% for calendar year 2026	Forecast growth of 0.1% for calendar year 2024 and 2.0% for calendar year 2025
Commercial property index, Australia	Forecast price growth of 0.9% for calendar year 2025 and 3.8% for calendar year 2026	Forecast price contraction of 11.5% for calendar year 2024 and growth of 1.3% for calendar year 2025
Residential property prices: Australia	Forecast price growth of 5.6% for calendar year 2025 and 9.0% for calendar year 2026	Forecast price growth of 5.7% for calendar year 2024 and 4.0% for calendar year 2025
New Zealand	Forecast price growth of 0.6% for calendar year 2025 and 5.4% for calendar year 2026	Forecast price growth of 0.7% for calendar year 2024 and 6.4% for calendar year 2025
Cash rate, Australia	Forecast cash rate of 3.35% at December 2025 and 2.85% at December 2026	Forecast cash rate of 4.35% at December 2024 and 3.35% at December 2025
Unemployment rate: Australia	Forecast rate of 4.4% at December 2025 and 4.5% at December 2026	Forecast rate of 4.3% at December 2024 and 4.6% at December 2025
New Zealand	Forecast rate of 5.3% at December 2025 and 4.6% at December 2026	Forecast rate of 5.3% at December 2024 and 5.6% at December 2025

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

42 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 10.Provision for expected credit losses (Continued)

The following sensitivity table shows the reported provision for ECL on loans and credit commitments based on the probability weighted scenarios and what the provision for ECL on loans and credit commitments would be assuming a 100% weighting to the base case scenario and to the downside scenario (with all other assumptions held constant).

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Reported probability-weighted ECL	4,978	5,084	4,398	4,402
100% base case ECL	3,031	3,559	2,673	3,089
100% downside ECL	7,143	7,195	6,316	6,221

If 1% of Stage 1 loans and credit commitments (calculated on a 12 month ECL) were transferred to Stage 2 (calculated on a lifetime ECL), the provision for ECL on loans and credit commitments would increase by $113 million (2024: $93 million) for Westpac and $97 million (2024: $81 million) for the Parent Entity. If 1% of Stage 2 loans and credit commitments (calculated on a lifetime ECL) were transferred to Stage 1 (calculated on a 12 month ECL), the provision for ECL on loans and credit commitments would decrease by $20 million (2024: $21 million) for Westpac and $17 million (2024: $18 million) for the Parent Entity. These estimates apply the average modelled provision coverage ratio by stage to the transfer of loans and credit commitments.

The following table discloses the economic weights applied by Westpac and the Parent Entity. In 2025, the following changes were applied to scenario weights to reflect greater uncertainty from geopolitical developments, including in relation to international trade and tariff policies, global tensions and continuing global military conflicts:

●	5.0% increase to downside; and
●	2.5% decrease to both the upside and base scenarios.

Scenario weightings (%)	2025	2024
Upside	2.5	5.0
Base	50.0	52.5
Downside	47.5	42.5

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

Westpac’s total portfolio overlays as at 30 September 2025 were $238 million (2024: $179 million) for the Group and $248 million (2024: $197 million) for the Parent Entity, and comprise:

●	Climate-related risk: $71 million (2024: $70 million) for the Group and $71 million (2024: $70 million) for the Parent Entity for the expected impact of climate-related physical risk and transition risk to both retail and non-retail portfolios;
●	Non-retail portfolios: $159 million (2024: $32 million) for the Group and $146 million (2024: $21 million) for the Parent Entity. Current period overlays primarily relate to portfolio seasoning in business lending and geographical areas experiencing higher stress not related to modelled outcomes; and
●	Retail portfolios: $8 million (2024: $77 million) for the Group and $31 million (2024: $106 million) for the Parent Entity. Current period overlays relate to geographical areas experiencing higher stress and other risks not included in modelled outcomes.

Changes in portfolio overlays are reflected through the “net remeasurement of provision for ECL” line item.

Impact of changes in credit exposures on the provision for ECL on loans and credit commitments

●	Stage 1 credit exposures increased by $90.4 billion (2024: net increase of $37.4 billion) for Westpac and $80.6 billion (2024: net increase of $35.7 billion) for the Parent Entity, driven by new lending across the housing and business loan portfolios. This volume growth, along with a deterioration in scenario weights and introduction of certain overlays, drove an increase in stage 1 ECL.
●	Stage 2 credit exposures decreased by $35.7 billion (2024: increased by $0.1 billion) for Westpac and $27.1 billion (2024: increased by $1.6 billion) for the Parent Entity, driven by net runoff across housing and business portfolios

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	43

Note 10.Provision for expected credit losses (Continued)

and net transfers to stage 1 in response to improved model economics, partly offset by a deterioration in scenario weights and reassessment of overlays. Overall, this drove a net decrease in stage 2 ECL.

●	Stage 3 credit exposures decreased by $0.6 billion (2024: increased by $2.0 billion) for Westpac and $0.6 billion (2024: increased by $1.9 billion) for the Parent Entity. This was driven by a slowdown in new mortgage defaults and an increase in mortgages returning to performing, offset by certain downgrades in the business portfolio.

Note 11.Credit risk management

		Note
Index	Note name	number
Credit risk	Credit risk management framework	11.1
The risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.	Credit risk ratings system	11.2
	Credit risk concentrations and maximum exposure to credit risk	11.3
	Credit quality of financial assets	11.4
	Credit risk mitigation, collateral and other credit enhancements	11.5

11.1.  Credit risk management framework

Please refer to Note 21.1 for details of Westpac’s overall risk management framework.

●	Westpac maintains a Credit Risk Management Framework, Credit Risk Management Strategy, Credit Risk Appetite Statement, and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls.
●	The Credit Risk Management Framework describes Westpac’s approach to managing Credit Risk and to deliver fair customer outcomes. It includes the following components: business strategy, risk identification, risk appetite, stress testing and scenario analysis, people and infrastructure, controls, monitoring and reporting, and governance.
●	The BRiskC, Westpac Group Executive Risk Committee (RISKCO) and Westpac Group Credit Risk Committee (CREDCO) monitor the risk profile, performance and management of Westpac’s credit portfolio and the development and review of key credit risk policies.
●	The Credit Risk Rating System Policy applies across the full credit risk ratings and risk estimates lifecycle (i.e. development, implementation, monitoring, validation, use, and independent review), helping us reliably assess the credit risk to which Westpac may be exposed. A senior management self-assessment is presented for discussion at BRiskC annually. An independent review is also completed annually.
●	Model Risk independently assesses and approves all credit risk models, and periodically reviews these in line with the Group Model Risk Policy and governance. Models are approved under delegated authority from the Deputy Chief Risk Officer. Model Risk is overseen by Westpac’s Model Risk Committee.
●	In determining the provision for ECL, the forward-looking economic inputs and the probability weightings of the forward-looking scenarios as well as any adjustments made to the modelled outcomes are subject to the approval of the Chief Financial Officer and the Chief Risk Officer with oversight from the Board of Directors (and its Committees).
●	Policies are in place for the delegation of credit approval authorities and formal limits for the extension of credit.
●	Credit policies are established and maintained throughout Westpac covering the end-to-end credit lifecycle including origination, evaluation, approval, documentation, settlement and ongoing management of credit risks. Specific policies and limits are in place to manage concentration risks, including to large exposures, industry concentration, and country risk.
●	Climate change-related credit risks are considered in line with our Positions, Action Plans, and Sustainability Customer Requirements. Climate change risks are managed in accordance with the Sustainability Risk Management Framework (SRMF); Climate Risk Policy, Environmental, Social and Governance (ESG) Credit Risk Policy; and Board Risk Appetite Statements (RAS). The Climate Change Credit Risk Committee oversees work to identify and manage the potential impact on credit exposures from climate change-related transition and physical risks across Westpac and is a sub-committee of CREDCO.
●	Westpac’s ESG Credit Risk Policy details Westpac’s overall approach to managing ESG risks in the credit risk process for applicable customers and transactions in Business & Wealth and Institutional.

44 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11.Credit risk management (Continued)

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	45

Note 11.Credit risk management (Continued)

Maximum exposure to credit risk

The maximum exposure to credit risk (excluding collateral received) is represented by the carrying amount of on-balance sheet financial assets (which comprise cash and balances with central banks, collateral paid, trading securities and financial assets measured at FVIS, derivative financial instruments, investment securities, loans, other financial assets, and undrawn credit commitments.

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

The credit concentrations for each significant class of financial asset are:

Trading securities and financial assets measured at FVIS (Note 16)
●
58% (2024: 47%) were issued by financial institutions for Westpac;

59% (2024: 48%) for the Parent Entity.

●
41% (2024: 50%) were issued by government or semi-government authorities for Westpac;

40% (2024: 49%) for the Parent Entity.

●
87% (2024: 82%) were held in Australia by Westpac;

90% (2024: 86%) by the Parent Entity.

Investment securities (Note 17)
●
14% (2024: 17%) were issued by financial institutions for Westpac;

14% (2024: 17%) for the Parent Entity.

●
85% (2024: 82%) were issued by government or semi-government authorities for Westpac;

86% (2024: 83%) for the Parent Entity.

●
85% (2024: 91%) were held in Australia by Westpac;

92% (2024: 99%) by the Parent Entity.

Loans (Note 9)	The following tables provides a detailed breakdown of loans by industry and geographic classification.
Derivative financial instruments (Note 20)	● 78% (2024: 81%) were issued by financial institutions for Westpac; 77% (2024: 81%) by the Parent Entity. ● 73% (2024: 90%) were held in Australia by Westpac; 76% (2024: 91%) by the Parent Entity.

46 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11.Credit risk management (Continued)

		2025				2024
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Consolidated		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	11,517	29	1,681	13,227	9,810	26	1,637	11,473
Agriculture, forestry and fishing	16,640	47	3,102	19,789	13,733	40	2,713	16,486
Construction	8,642	25	4,907	13,574	7,900	33	4,623	12,556
Finance and insurance	31,608	99,150	17,399	148,157	29,484	112,860	13,801	156,145
Government, administration and defence	690	108,516	1,679	110,885	811	99,830	1,558	102,199
Manufacturing	10,483	331	8,065	18,879	9,997	499	8,361	18,857
Mining	3,656	430	3,157	7,243	2,865	415	3,038	6,318
Property	66,631	516	15,006	82,153	60,767	546	13,771	75,084
Property services and business services	15,194	136	8,269	23,599	14,321	149	7,921	22,391
Services	15,215	101	8,426	23,742	13,015	108	8,369	21,492
Trade	17,384	241	9,288	26,913	15,159	366	9,933	25,458
Transport and storage	12,812	691	6,076	19,579	10,289	681	6,313	17,283
Utilities	10,587	754	8,561	19,902	8,175	983	8,373	17,531
Retail lending	527,181	995	82,940	611,116	511,025	1,056	84,006	596,087
Other	1,297	614	1,356	3,267	1,577	592	1,781	3,950
Total Australia	749,537	212,576	179,912	1,142,025	708,928	218,184	176,198	1,103,310
New Zealand
Accommodation, cafes and restaurants	305	3	31	339	313	3	32	348
Agriculture, forestry and fishing	7,838	47	565	8,450	8,352	41	573	8,966
Construction	508	1	528	1,037	385	1	566	952
Finance and insurance	4,066	13,101	1,951	19,118	4,757	11,364	1,838	17,959
Government, administration and defence	183	9,872	712	10,767	210	8,820	812	9,842
Manufacturing	1,846	100	1,424	3,370	1,785	58	1,444	3,287
Mining	91	1	124	216	151	2	125	278
Property	7,835	407	1,362	9,604	7,604	649	1,080	9,333
Property services and business services	972	54	497	1,523	962	121	357	1,440
Services	1,951	42	968	2,961	1,961	45	823	2,829
Trade	2,475	30	1,155	3,660	2,164	32	1,154	3,350
Transport and storage	581	55	521	1,157	661	105	362	1,128
Utilities	1,768	416	2,177	4,361	1,621	557	1,340	3,518
Retail lending	63,738	101	13,877	77,716	63,563	117	14,221	77,901
Other	112	99	146	357	108	77	123	308
Total New Zealand	94,269	24,329	26,038	144,636	94,597	21,992	24,850	141,439
Other overseas
Accommodation, cafes and restaurants	76	-	15	91	85	-	11	96
Agriculture, forestry and fishing	2	-	1	3	2	-	1	3
Construction	35	-	82	117	34	-	73	107
Finance and insurance	6,056	9,000	5,669	20,725	3,656	9,447	4,964	18,067
Government, administration and defence	53	11,034	-	11,087	-	4,389	-	4,389
Manufacturing	1,498	4	2,313	3,815	958	3	1,500	2,461
Mining	38	-	961	999	28	-	931	959
Property	651	2	131	784	472	2	37	511
Property services and business services	962	30	936	1,928	503	35	797	1,335
Services	65	-	556	621	36	-	629	665
Trade	1,324	4	2,575	3,903	909	3	1,813	2,725
Transport and storage	741	17	422	1,180	527	15	108	650
Utilities	644	2	1,495	2,141	232	1	139	372
Retail lending	340	-	22	362	328	-	13	341
Other	71	161	41	273	40	97	47	184
Total other overseas	12,556	20,254	15,219	48,029	7,810	13,992	11,063	32,865
Total gross credit risk	856,362	257,159	221,169	1,334,690	811,335	254,168	212,111	1,277,614

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	47

Note 11.Credit risk management (Continued)

		2025				2024
		Total all	Undrawn			Total all	Undrawn
		other on	credit			other on	credit
Parent Entity		balance	commit-			balance	commit-
$m	Loans	sheet	ments	Total	Loans	sheet	ments	Total
Australia
Accommodation, cafes and restaurants	11,482	29	1,681	13,192	9,777	26	1,637	11,440
Agriculture, forestry and fishing	16,551	47	3,102	19,700	13,659	40	2,713	16,412
Construction	7,835	24	4,907	12,766	7,188	31	4,623	11,842
Finance and insurance	31,561	143,639	17,399	192,599	29,430	160,947	13,801	204,178
Government, administration and defence	689	108,518	1,679	110,886	809	99,831	1,558	102,198
Manufacturing	10,289	331	8,065	18,685	9,811	496	8,361	18,668
Mining	3,609	430	3,157	7,196	2,816	415	3,038	6,269
Property	66,610	518	15,006	82,134	60,743	548	13,771	75,062
Property services and business services	14,879	135	8,269	23,283	14,013	151	7,921	22,085
Services	14,985	101	8,426	23,512	12,802	107	8,369	21,278
Trade	17,179	241	9,288	26,708	14,962	365	9,933	25,260
Transport and storage	12,424	691	6,076	19,191	9,978	682	6,313	16,973
Utilities	10,556	755	8,561	19,872	8,145	983	8,373	17,501
Retail lending	527,180	995	82,940	611,115	511,023	1,056	84,006	596,085
Other	1,055	559	1,356	2,970	1,330	521	1,781	3,632
Total Australia	746,884	257,013	179,912	1,183,809	706,486	266,199	176,198	1,148,883
New Zealand
Accommodation, cafes and restaurants	-	2	-	2	-	2	-	2
Agriculture, forestry and fishing	-	27	3	30	-	11	4	15
Construction	1	-	38	39	2	-	78	80
Finance and insurance	-	8,207	109	8,316	-	5,969	112	6,081
Government, administration and defence	-	2,529	8	2,537	-	2,087	2	2,089
Manufacturing	29	96	83	208	35	55	82	172
Mining	2	1	-	3	-	1	61	62
Property	-	82	-	82	-	141	-	141
Property services and business services	2	51	18	71	2	21	13	36
Services	-	37	8	45	-	39	6	45
Trade	397	28	237	662	266	28	223	517
Transport and storage	1	56	30	87	1	76	32	109
Utilities	4	300	141	445	-	327	94	421
Retail lending	-	-	-	-	-	-	-	-
Other	-	5	1	6	-	-	1	1
Total New Zealand	436	11,421	676	12,533	306	8,757	708	9,771
Other overseas
Accommodation, cafes and restaurants	67	-	14	81	74	-	11	85
Agriculture, forestry and fishing	1	-	1	2	1	-	1	2
Construction	23	-	66	89	24	-	66	90
Finance and insurance	6,051	8,926	5,656	20,633	3,648	9,047	4,957	17,652
Government, administration and defence	53	10,051	-	10,104	-	3,288	-	3,288
Manufacturing	1,409	4	2,309	3,722	895	4	1,498	2,397
Mining	15	-	959	974	2	-	928	930
Property	378	1	117	496	241	1	16	258
Property services and business services	894	30	932	1,856	480	35	794	1,309
Services	41	-	554	595	17	-	626	643
Trade	1,121	3	2,543	3,667	768	3	1,787	2,558
Transport and storage	705	17	419	1,141	499	15	103	617
Utilities	639	2	1,495	2,136	228	1	139	368
Retail lending	308	-	22	330	282	-	10	292
Other	55	90	29	174	30	94	20	144
Total other overseas	11,760	19,124	15,116	46,000	7,189	12,488	10,956	30,633
Total gross credit risk	759,080	287,558	195,704	1,242,342	713,981	287,444	187,862	1,189,287

48 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11.Credit risk management (Continued)

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

Consolidated		2025				2024
$m	Stage 1	Stage 2	Stage 3	Total[a]	Stage 1	Stage 2	Stage 3	Total[a]
Loans - housing
Strong	332,203	27,057	-	359,260	311,054	24,975	-	336,029
Good/satisfactory	159,998	40,537	-	200,535	159,016	45,242	-	204,258
Weak	1,939	13,973	5,959	21,871	2,512	16,389	6,893	25,794
Total loans - housing	494,140	81,567	5,959	581,666	472,582	86,606	6,893	566,081
Loans - personal
Strong	3,964	81	-	4,045	4,104	104	-	4,208
Good/satisfactory	4,561	744	-	5,305	5,254	825	-	6,079
Weak	127	465	152	744	191	570	190	951
Total loans - personal	8,652	1,290	152	10,094	9,549	1,499	190	11,238
Loans - business
Strong	108,843	9,453	-	118,296	81,696	19,387	-	101,083
Good/satisfactory	99,300	37,145	-	136,445	75,873	47,282	-	123,155
Weak	295	6,020	3,546	9,861	200	6,347	3,231	9,778
Total loans - business	208,438	52,618	3,546	264,602	157,769	73,016	3,231	234,016
Investment securities
Strong	116,574	-	-	116,574	102,721	-	-	102,721
Good/satisfactory	-	-	-	-	-	71	-	71
Weak	-	494	-	494	-	649	-	649
Total investment securities[b]	116,574	494	-	117,068	102,721	720	-	103,441
All other financial assets
Strong	64,722	-	-	64,722	76,264	-	-	76,264
Good/satisfactory	848	-	-	848	899	-	-	899
Weak	216	-	-	216	229	-	-	229
Total all other financial assets	65,786	-	-	65,786	77,392	-	-	77,392
Undrawn credit commitments
Strong	154,443	8,981	-	163,424	140,786	14,341	-	155,127
Good/satisfactory	45,778	9,984	-	55,762	40,271	14,186	-	54,457
Weak	172	1,341	470	1,983	218	1,868	441	2,527
Total undrawn credit commitments	200,393	20,306	470	221,169	181,275	30,395	441	212,111

Total strong	780,749	45,572	-	826,321	716,625	58,807	-	775,432
Total good/satisfactory	310,485	88,410	-	398,895	281,313	107,606	-	388,919
Total weak	2,749	22,293	10,127	35,169	3,350	25,823	10,755	39,928
Total on and off-balance sheet	1,093,983	156,275	10,127	1,260,385	1,001,288	192,236	10,755	1,204,279

a.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

b.

Excludes equity instruments. Includes $976 million (2024: $1,172 million) debt securities at amortised cost, of which $482 million (2024: $452 million) were classified as strong, Nil (2024: $71 million) as good/satisfactory and $494 million (2024: $649 million) as weak.

Details of collateral held in support of these balances are provided in Note 11.5.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	49

Note 11.Credit risk management (Continued)

Parent Entity		2025				2024
$m	Stage 1	Stage 2	Stage 3	Total[a]	Stage 1	Stage 2	Stage 3	Total[a]
Loans - housing
Strong	325,333	26,908	-	352,241	304,169	24,829	-	328,998
Good/satisfactory	112,497	34,157	-	146,654	117,339	33,284	-	150,623
Weak	1,661	13,153	5,253	20,067	2,233	15,471	6,235	23,939
Total loans - housing	439,491	74,218	5,253	518,962	423,741	73,584	6,235	503,560
Loans - personal
Strong	3,588	70	-	3,658	3,721	92	-	3,813
Good/satisfactory	4,135	585	-	4,720	4,849	647	-	5,496
Weak	114	413	144	671	178	512	180	870
Total loans - personal	7,837	1,068	144	9,049	8,748	1,251	180	10,179
Loans - business
Strong	96,856	8,462	-	105,318	70,448	18,047	-	88,495
Good/satisfactory	84,140	33,297	-	117,437	61,784	42,132	-	103,916
Weak	168	4,902	3,244	8,314	123	4,814	2,894	7,831
Total loans - business	181,164	46,661	3,244	231,069	132,355	64,993	2,894	200,242
Investment securities
Strong	108,880	-	-	108,880	95,346	-	-	95,346
Good/satisfactory	-	-	-	-	-	71	-	71
Total investment securities[b]	108,880	-	-	108,880	95,346	71	-	95,417
All other financial assets
Strong	105,946	-	-	105,946	119,265	-	-	119,265
Good/satisfactory	708	-	-	708	731	-	-	731
Weak	58	-	-	58	71	-	-	71
Total all other financial assets	106,712	-	-	106,712	120,067	-	-	120,067
Undrawn credit commitments
Strong	141,517	8,385	-	149,902	129,379	13,659	-	143,038
Good/satisfactory	35,731	8,259	-	43,990	30,827	11,667	-	42,494
Weak	166	1,208	438	1,812	212	1,707	411	2,330
Total undrawn credit commitments	177,414	17,852	438	195,704	160,418	27,033	411	187,862

Total strong	782,120	43,825	-	825,945	722,328	56,627	-	778,955
Total good/satisfactory	237,211	76,298	-	313,509	215,530	87,801	-	303,331
Total weak	2,167	19,676	9,079	30,922	2,817	22,504	9,720	35,041
Total on and off-balance sheet	1,021,498	139,799	9,079	1,170,376	940,675	166,932	9,720	1,117,327

a.

This credit quality disclosure differs to that of credit risk concentration as it relates only to financial assets measured at amortised cost or at FVOCI and therefore excludes trading securities and financial assets measured at FVIS, and derivative financial instruments.

b.	Excludes equity instruments. Includes Nil (2024: $71 million) debt securities at amortised cost which are all classified as good/satisfactory.

Details of collateral held in support of these balances are provided in Note 11.5.

50 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 11.Credit risk management (Continued)

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	51

Note 11.Credit risk management (Continued)

Collateral held against loans

Westpac analyses the coverage of the loan portfolio which is secured by the collateral that it holds. Coverage is measured as follows:

Coverage	Secured loan to collateral value ratio
Fully secured	Less than or equal to 100%
Partially secured	Greater than 100% but not more than 150%
Unsecured	Greater than 150%, or no security held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities)

Westpac and the Parent Entity’s loan portfolio have the following coverage from collateral held:

		2025				2024
	Housing	Personal	Business		Housing	Personal	Business
%	loans[a]	loans	loans	Total	loans[a]	loans	loans	Total
Performing loans
Consolidated
Fully secured	100.0	10.2	67.3	88.9	100.0	9.7	68.1	89.6
Partially secured	-	4.6	14.7	4.6	-	11.1	14.2	4.2
Unsecured	-	85.2	18.0	6.5	-	79.2	17.7	6.2
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	100.0	11.3	67.5	89.1	100.0	10.7	68.3	89.9
Partially secured	-	5.2	14.6	4.5	-	12.2	14.1	4.1
Unsecured	-	83.5	17.9	6.4	-	77.1	17.6	6.0
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Non-performing loans
Consolidated
Fully secured	88.8	-	54.6	74.9	91.5	-	56.7	79.0
Partially secured	11.2	4.6	27.9	17.2	8.5	23.2	23.4	13.4
Unsecured	-	95.4	17.5	7.9	-	76.8	19.9	7.6
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Parent Entity
Fully secured	89.4	-	57.9	76.1	91.8	-	59.7	80.0
Partially secured	10.6	4.9	26.1	16.3	8.2	24.4	21.7	12.7
Unsecured	-	95.1	16.0	7.6	-	75.6	18.6	7.3
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

a.	For the purpose of collateral classification, housing loans are classified as fully secured, unless they are non-performing in which case they may be classified as partially secured.

Details of the carrying value and associated provision for ECL are disclosed in Note 9 and Note 10, respectively. The credit quality of loans is disclosed in Note 11.4.

Collateral held against financial assets other than loans

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Cash, primarily for derivatives	3,188	3,079	2,365	2,936
Securities under reverse repurchase agreements[a]	28,269	17,950	28,269	17,950
Securities under derivatives[a]	679	112	452	112
Total other collateral held	32,136	21,141	31,086	20,998

a.	Securities received as collateral are not recognised in the Group and Parent Entity’s balance sheet.

52 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Deposits and other funding arrangements

Note 12.Deposits and other borrowings

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

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Australia
Certificates of deposit	33,940	33,215	33,940	33,215
Non-interest bearing, repayable at call	140,842	128,705	140,842	128,705
Other interest bearing - transactions	120,830	110,393	120,830	110,393
Other interest bearing - savings	223,216	197,415	223,216	197,415
Other interest bearing term	157,675	157,282	157,675	157,282
Total Australia	676,503	627,010	676,503	627,010
New Zealand
Certificates of deposit	1,593	1,711	-	-
Non-interest bearing, repayable at call	10,700	10,287	-	-
Other interest bearing - transactions	7,884	8,815	-	-
Other interest bearing - savings	18,502	17,854	-	-
Other interest bearing term	34,128	36,245	-	-
Total New Zealand	72,807	74,912	-	-
Other overseas
Certificates of deposit	11,953	11,948	11,953	11,948
Non-interest bearing, repayable at call	1,147	1,193	546	503
Other interest bearing - transactions	910	736	729	532
Other interest bearing - savings	1,254	987	1,161	892
Other interest bearing term	5,883	3,703	5,768	3,596
Total other overseas	21,147	18,567	20,157	17,471
Total deposits and other borrowings	770,457	720,489	696,660	644,481

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	53

Note 12.Deposits and other borrowings (Continued)

Uninsured time deposits

Uninsured time deposits are the principal amount of deposits that are not covered by a government based deposit insurance scheme and which have contractual impediments on withdrawal. For Westpac, this encompass certificates of deposits and term deposits that are in excess of, or ineligible for, the Australian Government’s Financial Claims Scheme (FCS) limit. The table below shows the time deposits by categories and remaining maturity as at 30 September 2025:

Consolidated		Over 3 months to	Over 6 months to
$m	Up to 3 months	6 months	1 year	Over 1 year	Total
Certificates of deposit in excess of insured amounts
Australia	15,215	18,210	492	23	33,940
New Zealand	1,392	201	-	-	1,593
Other overseas	3,713	4,666	3,574	-	11,953
Total certificates of deposit in excess of insured amounts	20,320	23,077	4,066	23	47,486
Term deposits in excess of insured amounts
Australia	62,513	24,044	30,812	5,615	122,984
New Zealand	13,178	8,660	4,292	2,037	28,167
Other overseas	3,485	906	1,406	84	5,881
Total term deposits in excess of insured amounts	79,176	33,610	36,510	7,736	157,032
Interbank term deposits in excess of insured amounts[a]
Australia	1,939	2,326	1,795	7	6,067
Other overseas	270	-	-	27	297
Total interbank term deposits in excess of insured amounts	2,209	2,326	1,795	34	6,364

a.	Interbank term deposits are included in Note 19.

54 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 13.Debt issues

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

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Short-term debt
Own issuances	34,665	32,328	32,252	28,905
Total short-term debt	34,665	32,328	32,252	28,905
Long-term debt
Covered bonds	37,671	39,472	31,911	35,513
Senior	93,489	91,945	78,459	79,464
Securitisation	5,579	5,539	-	-
Total long-term debt	136,739	136,956	110,370	114,977
Total debt issues	171,404	169,284	142,622	143,882

Movement reconciliation
Balance as at beginning of year	169,284	156,573	143,882	134,957
Issuances	68,850	80,245	59,404	68,438
Maturities, repayments, buybacks and reductions	(76,010)	(67,100)	(68,590)	(58,931)
Total cash movements	(7,160)	13,145	(9,186)	9,507
FX translation impact	8,442	(5,798)	7,295	(5,167)
Fair value adjustments	(125)	283	(118)	275
Fair value hedge accounting adjustments	396	4,338	265	3,659
Other	567	743	484	651
Total non-cash movements	9,280	(434)	7,926	(582)
Balance as at end of year	171,404	169,284	142,622	143,882

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	55

Note 13.Debt issues (Continued)

Consolidated
$m	2025	2024
Short-term debt
Own issuances:
US commercial paper	25,958	22,507
EUR commercial paper	4,014	1,048
Senior Debt:
AUD	1,199	1,900
EUR	-	483
GBP	1,834	5,313
USD	152	-
Other	1,508	1,077
Total short-term debt	34,665	32,328
Long-term debt (by currency):
AUD	38,398	41,191
CHF	2,853	2,554
EUR	36,605	32,182
GBP	5,705	5,695
JPY	72	78
NZD	3,104	3,483
USD	48,583	50,258
Other	1,419	1,515
Total long-term debt	136,739	136,956

Westpac manages FX exposure from debt issuances as part of its hedging activities. Further details of Westpac’s hedge accounting are in Note 20.

56 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 14.Loan capital

Accounting policy

Loan capital are instruments issued by Westpac which qualify for inclusion as regulatory capital under the standards issued by the prudential regulator in the relevant jurisdiction. Loan capital is initially measured at fair value and subsequently measured at amortised cost using the effective interest method. Interest expense incurred is recognised in net interest income.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Additional Tier 1 (AT1) loan capital
Westpac capital notes	6,697	8,376	6,697	8,376
USD AT1 securities	1,838	1,728	1,838	1,728
Total AT1 loan capital	8,535	10,104	8,535	10,104
Tier 2 loan capital
Subordinated notes	31,435	27,779	30,356	26,666
Total Tier 2 loan capital	31,435	27,779	30,356	26,666
Total loan capital	39,970	37,883	38,891	36,770

Movement reconciliation
Balance as at beginning of year	37,883	33,176	36,770	32,085
Issuances	5,042	6,326	5,042	6,326
Maturities, repayments, buybacks and reductions	(4,122)	(1,957)	(4,127)	(1,951)
Total cash movements	920	4,369	915	4,375
FX translation impact	1,219	(1,416)	1,267	(1,401)
Fair value hedge accounting adjustments	(68)	1,714	(74)	1,675
Other	16	40	13	36
Total non-cash movements	1,167	338	1,206	310
Balance as at end of year	39,970	37,883	38,891	36,770

Additional Tier 1 loan capital

A summary of the key terms and common features of AT1 instruments is provided below.

Consolidated and Parent Entity
		Potential scheduled	Optional
$m	Distribution or interest rate	conversion date[a]	redemption date[b]	2025	2024
Westpac capital notes (WCN)
AUD 1,690 million WCN5	(3-month BBSW rate + 3.20% p.a.)	22 September 2027	22 September 2025[c]	-	1,688
	x (1 - Australian corporate tax rate)
AUD 1,723 million WCN7	(3-month BBSW rate + 3.40% p.a.)	22 March 2029	22 March 2027	1,719	1,716
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN8	(3-month BBSW rate + 2.90% p.a.)	21 June 2032	21 September 2029	1,742	1,740
	x (1 - Australian corporate tax rate)
AUD 1,509 million WCN9	(3-month BBSW rate + 3.40% p.a.)	22 June 2031	22 September 2028	1,501	1,499
	x (1 - Australian corporate tax rate)
AUD 1,750 million WCN10	(3-month BBSW rate + 3.10% p.a.)	22 June 2034	22 September 2031	1,735	1,733
	x (1 - Australian corporate tax rate)
Total WCN				6,697	8,376
USD AT1 securities
USD 1,250 million USD AT1 securities	Fixed 5.00% p.a.[d]	n/a	21 September 2027	1,838	1,728
Total USD AT1 securities				1,838	1,728

a.	Conversion is subject to the satisfaction of the scheduled conversion conditions. If the conversion conditions are not satisfied on the relevant scheduled conversion date, conversion will not occur until the next distribution payment date on which the scheduled conversion conditions are satisfied, if ever.
b.	Certain AT1 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac may elect to redeem the relevant AT1 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.
c.	On 22 September 2025, Westpac redeemed all Westpac Capital Notes 5 (WCN5) on issue.
d.	Until but excluding 21 September 2027 (first reset date). If not redeemed, converted or written-off earlier, from, and including, each reset date to, but excluding, the next succeeding reset date, at a fixed rate p.a. equal to the prevailing 5-year USD mid-market swap rate plus 2.89% p.a.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	57

Note 14.Loan capital (Continued)

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

58 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 14.Loan capital (Continued)

Tier 2 loan capital

A summary of the key terms and common features of Westpac’s Tier 2 instruments (subordinated notes) is provided below:

			Optional
$m	Interest rate[a]	Maturity date	redemption date[b]	2025	2024
Subordinated notes issued by Westpac Banking Corporation
USD 100 million	Fixed	23 February 2046	n/a	107	110
JPY 20,000 million	Fixed	19 May 2026	n/a	204	202
JPY 10,200 million	Fixed	2 June 2026	n/a	104	103
JPY 10,000 million	Fixed	9 June 2026	n/a	102	101
USD 1,500 million	Fixed	23 November 2031	23 November 2026	2,227	2,095
AUD 185 million	Fixed	24 January 2048	n/a	184	184
AUD 130 million	Fixed	2 March 2048	n/a	130	130
USD 1,000 million	Fixed	24 July 2039	n/a	1,205	1,196
USD 1,250 million	Fixed	24 July 2034	24 July 2029	1,782	1,686
USD 1,500 million	Fixed	4 February 2030	4 February 2025	-	2,141
USD 1,500 million	Fixed	15 November 2035	15 November 2030	1,978	1,854
USD 1,000 million	Fixed	16 November 2040	n/a	1,013	1,010
AUD 1,250 million	Floating	29 January 2031	29 January 2026	1,249	1,250
EUR 1,000 million	Fixed	13 May 2031	13 May 2026	1,753	1,544
USD 1,000 million	Fixed	18 November 2041	n/a	1,054	1,059
USD 1,250 million	Fixed	18 November 2036	18 November 2031	1,660	1,572
JPY 26,000 million	Fixed	8 June 2032	8 June 2027	262	261
USD 1,000 million	Fixed	10 August 2033	10 August 2032	1,425	1,368
SGD 450 million	Fixed	7 September 2032	7 September 2027	544	516
AUD 1,500 million	Floating	23 June 2033	23 June 2028	1,500	1,496
AUD 300 million	Fixed/Floating	23 June 2033	23 June 2028	299	300
AUD 1,100 million	Fixed/Floating	23 June 2038	23 June 2033	1,093	1,100
AUD 1,500 million	Fixed/Floating	15 November 2038	n/a	1,495	1,502
USD 750 million	Fixed	17 November 2033	n/a	1,177	1,148
AUD 650 million	Floating	3 April 2034	3 April 2029	648	649
AUD 600 million	Fixed/Floating	3 April 2034	3 April 2029	600	593
AUD 1,000 million	Floating	10 July 2034	10 July 2029	1,000	996
AUD 500 million	Fixed/Floating	10 July 2034	10 July 2029	500	500
USD 1,500 million	Fixed	20 November 2035	20 November 2034	2,318	-
AUD 850 million	Floating	12 February 2035	12 February 2030	843	-
AUD 400 million	Fixed/Floating	12 February 2035	12 February 2030	400	-
AUD 1,500 million	Fixed/Floating	4 June 2040	4 June 2035	1,500	-
Total subordinated notes issued by Westpac Banking Corporation				30,356	26,666

Subordinated notes issued by Westpac New Zealand Limited[c]
NZD 600 million	Fixed/Floating	16 September 2032	16 September 2027	525	541
NZD 600 million	Fixed/Floating	14 February 2034	14 February 2029	554	572
Total subordinated notes issued by Westpac New Zealand Limited				1,079	1,113
Total subordinated notes				31,435	27,779

a.	Certain subordinated notes have a fixed interest rate for the period up to the optional redemption date and a floating interest rate thereafter.
b.	Certain Tier 2 instruments may have more than one optional redemption date and for the purposes of the table above the first optional redemption date is shown. Westpac Banking Corporation may elect to redeem the relevant Tier 2 instrument on the optional redemption date or dates, subject to APRA’s prior written approval.
c.	For subordinated notes issued by Westpac New Zealand Limited, it may elect to redeem all or some of the Tier 2 instruments for their face value together with accrued interest (if any) on the optional redemption date or any interest payment date thereafter, subject to RBNZ’s prior written approval. Early redemption of all of the Tier 2 instruments for certain tax or regulatory reasons is permitted on an interest payment date subject to the RBNZ’s prior written approval.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	59

Note 14.Loan capital (Continued)

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

Note 15.Securitisation, covered bonds and other transferred assets

Westpac enters into transactions in the normal course of business by which financial assets are transferred to counterparties or structured entities. Depending on the circumstances, these transfers may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer. For Westpac’s accounting policy on derecognition of financial assets refer to the Financial Assets and Financial Liabilities.

Securitisation

Securitisation is the transferring of assets (or an interest in either the assets or the cash flows arising from the assets) to a structured entity which then issues the majority of interest bearing debt securities to third party investors for funding deals and to Westpac for liquidity deals. The Group transfers residential mortgages to these structured entities, however the Group retains the risks and rewards of the residential mortgages and continues to recognise the mortgages as financial assets.

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

Undrawn funding and liquidity facilities of $251 million (2024: $345 million) were provided by Westpac for the securitisation of its own assets.

Covered bonds

Westpac has two covered bond programs relating to Australian residential mortgages (Australian Program) and New Zealand residential mortgages (New Zealand Program). Under these programs, selected pools of residential mortgages are assigned to bankruptcy remote structured entities which provide guarantees on the payments to bondholders. The Group retains the majority of the risks and rewards of the residential mortgages and continues to recognise the mortgages as financial assets. Through the guarantees and derivatives with the structured entities, Westpac has variable returns from these structured entities and consolidates them.

Repurchase agreements

Where securities are sold subject to an agreement to repurchase at a predetermined price, they remain recognised in the balance sheet in their original category (i.e. Trading securities or Investment securities).

The cash consideration received is recognised as a liability (Repurchase agreements). Refer to Note 19 for further details.

60 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 15.Securitisation, covered bonds and other transferred assets (Continued)

The following tables present Westpac’s assets transferred and their associated liabilities.

			For those liabilities that only have
			recourse to the transferred assets:
	Carrying	Carrying
	amount of	amount of	Fair value of	Fair value of
	transferred	associated	transferred	transferred	Net fair
$m	assets	liabilities	assets	liabilities	value position
Consolidated
2025
Securitisation[a]	5,627	5,587	5,627	5,617	10
Covered bonds[b]	42,890	37,671	n/a	n/a	n/a
Repurchase agreements	15,230	14,664	n/a	n/a	n/a
Total	63,747	57,922	5,627	5,617	10
2024
Securitisation[a]	5,580	5,539	5,575	5,552	23
Covered bonds[b]	50,269	39,472	n/a	n/a	n/a
Repurchase agreements	19,938	18,848	n/a	n/a	n/a
Total	75,787	63,859	5,575	5,552	23
Parent Entity
2025
Securitisation[a]	6,420	6,380	6,421	6,410	11
Covered bonds[b]	36,264	31,911	n/a	n/a	n/a
Repurchase agreements	13,379	13,183	n/a	n/a	n/a
Total	56,063	51,474	6,421	6,410	11
2024
Securitisation[a]	6,449	6,407	6,443	6,420	23
Covered bonds[b]	43,337	35,512	n/a	n/a	n/a
Repurchase agreements	16,205	16,071	n/a	n/a	n/a
Total	65,991	57,990	6,443	6,420	23

a.	The carrying amount of assets securitised exceeds the amount of notes issued primarily because the carrying amount includes both principal and income received from the transferred assets.
b.	The difference between the carrying values of covered bonds and the assets pledged reflects the over-collateralisation required to maintain the ratings of the covered bonds and also additional assets to allow immediate issuance of additional covered bonds if required. These additional assets can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	61

Other financial instrument disclosures

Note 16.	Trading securities and financial assets measured at fair value through income statement (FVIS)

Accounting policy

Trading securities

Trading securities include portfolios of actively traded debt and equity instruments, pledged instruments and instruments acquired for sale in the near term, including those backed by government and semi-government securities. The instruments are measured at fair value.

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

Reverse repurchase agreements

Securities purchased under these agreements are not recognised in the balance sheet, as Westpac has not obtained the risks and rewards of ownership. The cash consideration paid is recognised as a reverse repurchase agreement, which forms part of a portfolio that is measured at fair value.

Other financial assets measured at FVIS

Other financial assets measured at FVIS include:

●
Non-trading portfolio securities measured at fair value where this eliminates or significantly reduces an accounting mismatch, or they are part of a group of instruments that are managed on a fair value basis;
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

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Trading securities
Government and semi-government securities	10,429	24,532	10,429	23,225
Other debt securities	4,124	5,958	4,124	5,089
Other	376	285	376	282
Total trading securities	14,929	30,775	14,929	28,596
Reverse repurchase agreements	28,304	17,990	28,304	17,990
Other financial assets measured at FVIS
Government and semi-government securities	11,681	-	10,250	-
Other debt securities	927	461	143	428
Equity securities	-	2	-	-
Total other financial assets measured at FVIS	12,608	463	10,393	428
Total trading securities and financial assets measured at FVIS	55,841	49,228	53,626	47,014

62 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 17.Investment securities

Accounting policy

Investment securities include debt securities and equity securities. It includes debt and equity securities that are measured at FVOCI and debt securities measured at amortised cost. These instruments are classified based on the criteria disclosed under the heading “Financial assets and financial liabilities” prior to Note 9.

Debt securities measured at FVOCI

Includes debt instruments that have contractual cash flows which represent SPPI on the principal balance outstanding and are held within a business model whose objective is achieved both through collecting these cash flows or selling the financial asset.

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

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Investment securities
Investments securities measured at FVOCI
Government and semi-government debt securities	98,456	83,403	93,639	78,798
Other debt securities	17,636	18,866	15,241	16,548
Equity securities	476	450	220	208
Total investment securities measured at FVOCI[a]	116,568	102,719	109,100	95,554
Investment securities measured at amortised cost
Government and semi-government debt securities	976	1,172	-	71
Total investment securities measured at amortised cost	976	1,172	-	71
Provision for ECL on debt securities at amortised cost	(3)	(6)	-	(2)
Total net investment securities measured at amortised cost	973	1,166	-	69
Total investment securities	117,541	103,885	109,100	95,623

a.	Impairment is recognised in the income statement with a corresponding amount in OCI (refer to Note 26). There is no reduction of the carrying value of the debt securities which remains at fair value.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	63

Note 17.Investment securities (Continued)

The following table shows the maturities and the weighted average yield of Westpac’s outstanding investment securities as at 30 September 2025. There are no tax-exempt securities.

			Over 1		Over 5				No
	Up to 1		year to 5		years to		Over 10		specific			Weighted
	year		years		10 years		years		maturity		Total	average
2025	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying Amount
Government and semi-government securities	12,466	3.6	44,201	3.6	35,025	4.4	7,737	5.1	-	-	99,429	4.0
Other debt securities	4,702	4.8	12,934	5.0	-	-	-	-	-	-	17,636	4.9
Equity securities	-	-	-	-	-	-	-	-	476	-	476	-
Total by maturity	17,168		57,135		35,025		7,737		476		117,541

The maturity profile is determined based upon contractual terms for investment securities.

Note 18. Other financial assets

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Accrued interest receivable	1,921	2,223	1,735	1,987
Securities sold not delivered	7,048	1,716	7,041	1,716
Trade debtors	430	343	255	320
Interbank lending	319	174	246	173
Clearing and settlement balances	530	602	474	480
Accrued fees and commissions	401	276	258	155
Other	117	122	117	120
Total other financial assets	10,766	5,456	10,126	4,951

64 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 19.Other financial liabilities

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

The cash consideration received is recognised as a liability (‘Repurchase agreements’). Repurchase agreements are designated at fair value where this eliminates or significantly reduces an accounting mismatch, or they are part of a group of instruments that are managed on a fair value basis. Otherwise they are measured on an amortised cost basis.

Where a repurchase agreement is designated at fair value, any changes in fair value (except those due to changes in credit risk) are recognised in the income statement as they arise. The change in fair value that is attributable to credit risk is recognised in OCI except where it would create an accounting mismatch, in which case it is also recognised in the income statement.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Repurchase agreements	14,664	18,848	13,183	16,071
Interbank placements	6,405	3,635	6,402	3,631
Accrued interest payable	4,235	4,940	3,684	4,094
Securities purchased not delivered	7,574	2,966	7,574	2,966
Trade creditors and other accrued expenses	2,363	2,375	1,887	1,994
Settlement and clearing balances	869	934	848	801
Securities sold short	4,215	3,248	4,215	3,248
Other	1,163	1,131	1,142	1,112
Total other financial liabilities	41,488	38,077	38,935	33,917

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	65

Note 20.Derivative financial instruments

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

66 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20.Derivative financial instruments (Continued)

Total derivatives

The carrying values of derivative instruments are set out in the tables below.

					Total derivatives
Consolidated	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2025
Interest rate contracts
Swap agreements	48,585	(51,397)	5,301	(5,334)	53,886	(56,731)
Options	256	(109)	-	-	256	(109)
Total interest rate contracts	48,841	(51,506)	5,301	(5,334)	54,142	(56,840)
FX contracts
Spot and forward contracts	7,141	(6,963)	83	(37)	7,224	(7,000)
Cross currency swap agreements	5,596	(9,460)	1,830	(104)	7,426	(9,564)
Options	134	(126)	-	-	134	(126)
Total FX contracts	12,871	(16,549)	1,913	(141)	14,784	(16,690)
Credit default swaps
Credit protection bought	-	(408)	-	-	-	(408)
Credit protection sold	353	-	-	-	353	-
Total credit default swaps	353	(408)	-	-	353	(408)
Commodity contracts	151	(50)	-	-	151	(50)
Total of gross derivatives	62,216	(68,513)	7,214	(5,475)	69,430	(73,988)
Impact of netting arrangements	(45,845)	48,218	(5,121)	5,140	(50,966)	53,358
Total of net derivatives	16,371	(20,295)	2,093	(335)	18,464	(20,630)

2024
Interest rate contracts
Swap agreements	47,697	(49,742)	5,619	(5,969)	53,316	(55,711)
Options	235	(186)	-	-	235	(186)
Total interest rate contracts	47,932	(49,928)	5,619	(5,969)	53,551	(55,897)
FX contracts
Spot and forward contracts	10,887	(11,643)	20	(171)	10,907	(11,814)
Cross currency swap agreements	9,330	(14,783)	183	(373)	9,513	(15,156)
Options	152	(135)	-	-	152	(135)
Total FX contracts	20,369	(26,561)	203	(544)	20,572	(27,105)
Credit default swaps
Credit protection bought	-	(276)	-	-	-	(276)
Credit protection sold	225	-	-	-	225	-
Total credit default swaps	225	(276)	-	-	225	(276)
Commodity contracts	235	(85)	-	-	235	(85)
Total of gross derivatives	68,761	(76,850)	5,822	(6,513)	74,583	(83,363)
Impact of netting arrangements	(45,045)	46,533	(5,429)	5,856	(50,474)	52,389
Total of net derivatives	23,716	(30,317)	393	(657)	24,109	(30,974)

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	67

Note 20.Derivative financial instruments (Continued)

					Total derivatives
Parent Entity	Trading		Hedging		carrying value
$m	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
2025
Interest rate contracts
Swap agreements	48,751	(51,819)	4,960	(4,777)	53,711	(56,596)
Options	256	(109)	-	-	256	(109)
Total interest rate contracts	49,007	(51,928)	4,960	(4,777)	53,967	(56,705)
FX contracts
Spot and forward contracts	7,179	(6,963)	45	(37)	7,224	(7,000)
Cross currency swap agreements	6,589	(9,457)	83	(104)	6,672	(9,561)
Options	133	(126)	-	-	133	(126)
Total FX contracts	13,901	(16,546)	128	(141)	14,029	(16,687)
Credit default swaps
Credit protection bought	-	(408)	-	-	-	(408)
Credit protection sold	353	-	-	-	353	-
Total credit default swaps	353	(408)	-	-	353	(408)
Commodity contracts	151	(50)	-	-	151	(50)
Total of gross derivatives	63,412	(68,932)	5,088	(4,918)	68,500	(73,850)
Impact of netting arrangements	(46,014)	48,645	(4,952)	4,713	(50,966)	53,358
Total of net derivatives	17,398	(20,287)	136	(205)	17,534	(20,492)

2024
Interest rate contracts
Swap agreements	47,973	(50,141)	5,186	(5,495)	53,159	(55,636)
Options	235	(186)	-	-	235	(186)
Total interest rate contracts	48,208	(50,327)	5,186	(5,495)	53,394	(55,822)
FX contracts
Spot and forward contracts	10,887	(11,665)	20	(149)	10,907	(11,814)
Cross currency swap agreements	9,411	(14,917)	52	(135)	9,463	(15,052)
Options	152	(135)	-	-	152	(135)
Total FX contracts	20,450	(26,717)	72	(284)	20,522	(27,001)
Credit default swaps
Credit protection bought	-	(276)	-	-	-	(276)
Credit protection sold	225	-	-	-	225	-
Total credit default swaps	225	(276)	-	-	225	(276)
Commodity contracts	235	(85)	-	-	235	(85)
Total of gross derivatives	69,118	(77,405)	5,258	(5,779)	74,376	(83,184)
Impact of netting arrangements	(45,323)	46,938	(5,151)	5,451	(50,474)	52,389
Total of net derivatives	23,795	(30,467)	107	(328)	23,902	(30,795)

68 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20.Derivative financial instruments (Continued)

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	69

Note 20.Derivative financial instruments (Continued)

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

			Notional amounts

Consolidated			Within 1	Over 1 year	Over 5		Carrying value
$m	Hedging instrument	Hedged risk	year	to 5 years	years	Total	Assets	Liabilities
2025
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	21,314	83,617	67,516	172,447	3,766	(4,398)
	Cross currency swap	Interest rate risk	3,484	15,127	1,079	19,690	(89)	(23)
Cash flow hedges	Cross currency swap	FX risk	3,484	15,127	1,079	19,690	1,919	(81)
	Foreign exchange forwards and swaps	FX risk	3,623	-	-	3,623	2	(37)
Net investment hedges	Forward contracts	FX risk	4,106	-	-	4,106	81	-
Total one-to-one hedge relationships			36,011	113,871	69,674	219,556	5,679	(4,539)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	16,776	3	(220)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	607,343	1,532	(716)
Total macro hedge relationships			n/a	n/a	n/a	624,119	1,535	(936)
Total of gross hedging derivatives			n/a	n/a	n/a	843,675	7,214	(5,475)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,121)	5,140
Total of net hedging derivatives			n/a	n/a	n/a	n/a	2,093	(335)

2024
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	21,400	82,571	55,004	158,975	3,611	(4,858)
	Cross currency swap	Interest rate risk	1,098	13,188	981	15,267	(22)	(281)
Cash flow hedges	Cross currency swap	FX risk	1,098	13,188	981	15,267	205	(92)
	Foreign exchange forwards and swaps	FX risk	3,663	-	-	3,663	2	(144)
Net investment hedges	Forward contracts	FX risk	3,631	-	-	3,631	18	(27)
Total one-to-one hedge relationships			30,890	108,947	56,966	196,803	3,814	(5,402)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	16,317	35	(204)
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	422,943	1,973	(907)
Total macro hedge relationships			n/a	n/a	n/a	439,260	2,008	(1,111)
Total of gross hedging derivatives			n/a	n/a	n/a	636,063	5,822	(6,513)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,429)	5,856
Total of net hedging derivatives			n/a	n/a	n/a	n/a	393	(657)

70 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20.Derivative financial instruments (Continued)

			Notional amounts

Parent Entity			Within 1	Over 1 year	Over 5		Carrying value
$m	Hedging instrument	Hedged risk	year	to 5 years	years	Total	Assets	Liabilities
2025
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	21,226	79,652	65,475	166,353	3,602	(4,270)
	Cross currency swap	Interest rate risk	815	213	723	1,751	(6)	(23)
Cash flow hedges	Cross currency swap	FX risk	815	213	723	1,751	89	(81)
	Foreign exchange forwards and swaps	FX risk	3,623	-	-	3,623	2	(37)
Net investment hedges	Forward contracts	FX risk	3,107	-	-	3,107	43	-
Total one-to-one hedge relationships			29,586	80,078	66,921	176,585	3,730	(4,411)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	100	3	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	579,797	1,355	(507)
Total macro hedge relationships			n/a	n/a	n/a	579,897	1,358	(507)
Total of gross hedging derivatives			n/a	n/a	n/a	756,482	5,088	(4,918)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(4,952)	4,713
Total of net hedging derivatives			n/a	n/a	n/a	n/a	136	(205)

2024
One-to-one hedge relationships
Fair value hedges	Interest rate swap	Interest rate risk	20,962	77,739	54,797	153,498	3,457	(4,789)
	Cross currency swap	Interest rate risk	377	1,002	659	2,038	(23)	(23)
Cash flow hedges	Cross currency swap	FX risk	377	1,002	659	2,038	75	(112)
	Foreign exchange forwards and swaps	FX risk	3,663	-	-	3,663	2	(144)
Net investment hedges	Forward contracts	FX risk	2,636	-	-	2,636	18	(5)
Total one-to-one hedge relationships			28,015	79,743	56,115	163,873	3,529	(5,073)
Macro hedge relationships
Portfolio fair value hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	1,797	32	-
Macro cash flow hedges	Interest rate swap	Interest rate risk	n/a	n/a	n/a	398,519	1,697	(706)
Total macro hedge relationships			n/a	n/a	n/a	400,316	1,729	(706)
Total of gross hedging derivatives			n/a	n/a	n/a	564,189	5,258	(5,779)
Impact of netting arrangements			n/a	n/a	n/a	n/a	(5,151)	5,451
Total of net hedging derivatives			n/a	n/a	n/a	n/a	107	(328)

The following tables show the weighted average FX rate related to significant hedging instruments in one-to-one hedge relationships.

				Weighted average rate

	Hedging instrument	Hedged risk	Currency pair	2025	2024
Consolidated
Cash flow hedges	Cross currency swap	FX risk	EUR:NZD	0.5846	0.5963
			USD:NZD	0.6071	0.6252
	Foreign exchange swap	FX risk	USD:AUD	0.6658	0.6676
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.1113	1.0984
			USD:AUD	0.6537	0.6745
Parent Entity
Cash flow hedges	Cross currency swap	FX risk	EUR:AUD	0.6650	0.6650
			JPY:AUD	79.6448	79.6448
			CNH:AUD	4.7418	4.7334
			HKD:AUD	5.5978	5.6124
	Foreign exchange swap	FX risk	USD:AUD	0.6658	0.6676
Net investment hedges	Forward contracts	FX risk	NZD:AUD	1.1185	1.0905
			USD:AUD	0.6537	0.6745

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	71

Note 20.Derivative financial instruments (Continued)

Impact of hedge accounting in the balance sheets and reserves

The following tables show the carrying amount of hedged items in a fair value hedge relationship and the component of the carrying amount related to accumulated fair value hedge accounting adjustments (FVHA).

	2025		2024
	Carrying amount of		Carrying amount of
$m	hedged item	FVHA	hedged item	FVHA
Consolidated
Interest rate risk
Investment securities[a]	83,382	494	65,585	(165)
Loans	17,234	117	16,638	77
Debt issues and loan capital	(102,521)	3,421	(102,039)	3,749
Parent Entity
Interest rate risk
Investment securities[a]	78,771	284	61,775	(294)
Loans	442	1	2,019	(22)
Debt issues and loan capital	(83,381)	3,341	(87,495)	3,532

a.

The carrying amount of investment securities at fair value through other comprehensive income does not include a fair value hedge adjustment as the hedged asset is measured at fair value. The fair value hedge accounting adjustment results in a transfer from other comprehensive income to the income statement.

There were nil FVHA gains/losses (2024: Nil) included in the above carrying amounts relating to hedged items that have ceased to be adjusted for hedging gains and losses.

The pre-tax impact of cash flow and net investment hedges on cash flow hedge reserves is detailed below:

	2025			2024
	Interest	FX		Interest	FX
$m	rate risk	risk	Total	rate risk	risk	Total
Consolidated
Balance as at beginning of year	978	(198)	780	249	(47)	202
Net gains/(losses) from changes in fair value	(364)	131	(233)	878	(377)	501
Transferred to interest income	80	72	152	(149)	226	77
Balance as at end of year	694	5	699	978	(198)	780
Parent Entity
Balance as at beginning of year	852	(136)	716	(288)	(1)	(289)
Net gains/(losses) from changes in fair value	(305)	151	(154)	1,049	(176)	873
Transferred to interest income	129	25	154	91	41	132
Balance as at end of year	676	40	716	852	(136)	716

There were nil net gains/losses (2024: net gains $16 million) remaining in the cash flow hedge reserve relating to hedge relationships for which hedge accounting is no longer applied for Westpac and the Parent Entity.

As disclosed in Note 26, the net gains from changes in the fair value of net investment hedges were $95 million (2024: net gain $28 million) for Westpac and $53 million (2024: net gain $31 million) for the Parent Entity. Included in the foreign currency translation reserve is a loss of $158 million (2024: $158 million loss) for Westpac and $162 million (2024: $162 million loss) for the Parent Entity relating to discontinued hedges of our net investment in USD operations. This would only be transferred to the income statement on disposal of the related USD operations.

72 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 20.Derivative financial instruments (Continued)

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

The following tables provide information regarding the determination of hedge effectiveness:

			Change in fair
			value of	Change in
			hedging	value of the		Hedge
			instrument	hedged item	Hedge	ineffectiveness
			used for	used for	ineffectiveness	recognised
			calculating	calculating	recognised in	in non-
$m	Hedging instrument	Hedged risk	ineffectiveness	ineffectiveness	interest income	interest income
Consolidated
2025
Fair value hedges	Interest rate swap	Interest rate risk	(526)	491	(35)	n/a
	Cross currency swap	Interest rate risk	117	(120)	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(249)	268	19	n/a
	Cross currency swap	FX risk	21	(21)	-	n/a
	Foreign exchange forwards and swaps	FX risk	182	(182)	-	n/a
Net investment hedges	Forward contracts	FX risk	95	(95)	n/a	-
Total			(360)	341	(19)	-
2024
Fair value hedges	Interest rate swap	Interest rate risk	1,845	(1,817)	28	n/a
	Cross currency swap	Interest rate risk	761	(765)	(4)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	698	(714)	(16)	n/a
	Cross currency swap	FX risk	(25)	25	-	n/a
	Foreign exchange forwards and swaps	FX risk	(126)	126	-	n/a
Net investment hedges	Forward contracts	FX risk	28	(28)	n/a	-
Total			3,181	(3,173)	8	-

Parent Entity
2025
Fair value hedges	Interest rate swap	Interest rate risk	(455)	420	(35)	n/a
	Cross currency swap	Interest rate risk	7	(10)	(3)	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	(136)	159	23	n/a
	Cross currency swap	FX risk	(6)	6	-	n/a
	Foreign exchange forwards and swaps	FX risk	182	(182)	-	n/a
Net investment hedges	Forward contracts	FX risk	53	(53)	n/a	-
Total			(355)	340	(15)	-
2024
Fair value hedges	Interest rate swap	Interest rate risk	2,295	(2,274)	21	n/a
	Cross currency swap	Interest rate risk	84	(84)	-	n/a
Cash flow hedges	Interest rate swap	Interest rate risk	1,121	(1,126)	(5)	n/a
	Cross currency swap	FX risk	(9)	9	-	n/a
	Foreign exchange forwards and swaps	FX risk	(126)	126	-	n/a
Net investment hedges	Forward contracts	FX risk	31	(31)	n/a	-
Total			3,396	(3,380)	16	-

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	73

Note 21.Risk management, funding and liquidity risk and market risk

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

21.1.  Risk management frameworks

The Board is responsible for approving Westpac’s Risk Management Strategy (incorporating the Risk Management Framework) and Board Risk Appetite Statement and for monitoring the effectiveness of risk management by Westpac. The Board has delegated to the Board Risk Committee (BRiskC) responsibility to:

●	Review and recommend Westpac’s Risk Management Strategy (incorporating the Risk Management Framework) and Board Risk Appetite Statement to the Board for approval;
●	Review and monitor Westpac’s risk profile and controls for consistency with the Board Risk Appetite Statement;
●	Approve frameworks, policies and processes for managing risk (consistent with the Risk Management Strategy and Board Risk Appetite Statement); and
●	Review and, where appropriate, approve risks beyond the approval discretion provided to management.

74 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

For each of its material risks, Westpac maintains risk management frameworks and a number of supporting policies that define roles and responsibilities, acceptable practices, limits and key controls:

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

●

Treasury undertakes an annual funding review that outlines Westpac’s balance sheet funding strategy over a five year period. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates.

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	75

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

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

A summary of Westpac’s liquid asset holdings is as follows:

	Consolidated				Parent Entity
	2025		2024		2025		2024
$m	Actual	Average	Actual	Average	Actual	Average	Actual	Average
Cash	50,157	66,322	65,356	94,468	44,607	58,836	58,236	85,384
Trading securities and financial assets measured at FVIS	40,840	31,936	31,717	19,183	39,257	29,702	29,538	16,954
Investment securities	117,065	113,488	103,435	92,622	108,880	105,065	95,415	85,076
Other financial assets	319	273	174	199	246	240	173	195
Total on-balance sheet liquid assets	208,381	212,019	200,682	206,472	192,990	193,843	183,362	187,609

In addition, Westpac has $81,653 million (2024: $70,306 million) and the Parent Entity has $76,094 million (2024: $62,770 million) of loans that are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the RBA and Reserve Bank of New Zealand under certain circumstances. Average year-to-date balances amount to $76,439 million (2024: $70,282 million) for Westpac and $70,708 million (2024: $63,975 million) for the Parent Entity.

76 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

Westpac’s funding composition

Westpac monitors the composition and stability of its funding so that it remains within Westpac’s funding risk appetite. This includes compliance with both the LCR and NSFR.

%	2025	2024
Customer deposits	68.1	66.9
Wholesale term funding with residual maturity greater than 12 months	12.9	13.9
Wholesale funding with a residual maturity less than 12 months	11.6	11.4
Equity	6.9	7.2
Securitisation	0.5	0.6
Group’s total funding	100.0	100.0

Movements in Westpac’s funding composition in 2025 included:

●	Customer deposits increased by $49.4 billion and now account for 68.1% of Westpac’s total funding (including equity) at 30 September 2025, up from 66.9% at 30 September 2024;
●	Long-term funding with a residual maturity greater than 12 months accounted for 12.9% of Westpac’s total funding at 30 September 2025. Funding from securitisation accounted for a further 0.5% of total funding. Westpac raised $28.1 billion of long-term wholesale funding in 2025, supported by constructive conditions in global capital markets. This was lower than prior financial years reflecting strong growth in customer deposits and lower wholesale funding maturities to be refinanced;
●	Wholesale funding with a residual maturity less than 12 months accounted for 11.6% of Westpac’s total funding at 30 September 2025, up from 11.4% at 30 September 2024. This portfolio, including long-term funding with a residual maturity less than one year, had a weighted average maturity of 153 days; and
●	Funding from equity increased by $1.0 billion in 2025 and made up 6.9% of total funding at 30 September 2025, down from 7.2% at 30 September 2024, reflecting the impact of the on-market share buyback.

Borrowings and outstanding issuances from existing debt programs at 30 September 2025 can be found in Note 12, Note 13, Note 14 and Note 19.

Funding for Lending Programme (FLP)

On 11 November 2020, the Reserve Bank of New Zealand (RBNZ) announced a stimulus through the FLP commencing in December 2020. The FLP provided funding to New Zealand banks at the prevailing OCR for a term of three years secured by high quality collateral. The size of the funding available under the FLP included an initial allocation of 4% of each bank’s eligible loans. A conditional additional allocation of up to 2% of eligible loans was also available, subject to growth in eligible loans, for a total size of up to 6% of eligible loans. The programme started on 7 December 2020 and ran until 6 December 2022. During the year, Westpac New Zealand Limited has made scheduled repayments on the programme and as at 30 September 2025 the amount outstanding totalled NZ$1,110 million (30 September 2024: NZ$2,981 million).

Credit ratings

As at 30 September 2025 the Parent Entity’s credit ratings were:

2025	Short-term	Long-term	Outlook
Fitch Ratings	F1+	AA-	Stable
Moody’s Ratings	P-1	Aa2	Stable
S&P Global Ratings	A-1+	AA-	Stable

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	77

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

21.2.3. Assets pledged as collateral

Westpac and the Parent Entity are required to provide collateral (predominantly to other financial institutions), as part of standard terms, to secure liabilities. In addition to assets supporting securitisation and covered bond programs disclosed in Note 15, the carrying value of these financial assets pledged as collateral is:

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Cash	4,590	6,269	4,562	6,199
Securities (including certificates of deposit)	2,535	1,721	2,307	1,721
Securities pledged under repurchase agreements	15,230	19,938	13,379	16,205
Securities pledged on contingent liabilities	119	56	119	56
Total amount pledged to secure liabilities/contingent liabilities	22,474	27,984	20,367	24,181

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

78 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

Consolidated		Over 1 month	Over 3 months	Over 1 year to
$m	Up to 1 month	to 3 months	to 1 year	5 years	Over 5 years	Total
2025
Financial liabilities
Collateral received	3,194	-	-	-	-	3,194
Deposits and other borrowings	564,053	77,359	125,412	9,924	62	776,810
Other financial liabilities	30,575	2,445	4,724	8	-	37,752
Derivative financial instruments:
Held for trading	15,915	-	-	-	-	15,915
Held for hedging purposes (net settled)	18	(39)	(42)	239	391	567
Held for hedging purposes (gross settled):
Cash outflow	15,370	19,254	56,774	103,183	40,431	235,012
Cash inflow	(14,750)	(17,974)	(56,043)	(100,546)	(38,150)	(227,463)
Debt issues	3,401	10,307	57,360	102,381	16,597	190,046
Total financial liabilities excluding loan capital	617,776	91,352	188,185	115,189	19,331	1,031,833
Loan capital	56	456	1,433	7,874	48,506	58,325
Total undiscounted financial liabilities	617,832	91,808	189,618	123,063	67,837	1,090,158
Total contingent liabilities and commitments
Financial guarantees, letters of credit and other credit substitutes	15,721	-	-	-	-	15,721
Performance-related contingencies	6,709	-	-	-	-	6,709
Remaining commitments to extend credit	198,739	-	-	-	-	198,739
Total undiscounted contingent liabilities and commitments	221,169	-	-	-	-	221,169

2024
Financial liabilities
Collateral received	3,092	-	-	-	-	3,092
Deposits and other borrowings	518,458	69,841	129,864	10,056	50	728,269
Other financial liabilities	25,759	1,851	4,593	1,049	5	33,257
Derivative financial instruments:
Held for trading	23,158	-	-	-	-	23,158
Held for hedging purposes (net settled)	(18)	(198)	(269)	(381)	36	(830)
Held for hedging purposes (gross settled):
Cash outflow	13,556	20,755	39,009	92,784	44,267	210,371
Cash inflow	(11,622)	(16,220)	(38,699)	(91,167)	(41,207)	(198,915)
Debt issues	5,609	12,192	47,472	105,035	18,327	188,635
Total financial liabilities excluding loan capital	577,992	88,221	181,970	117,376	21,478	987,037
Loan capital	62	332	889	9,650	42,891	53,824
Total undiscounted financial liabilities	578,054	88,553	182,859	127,026	64,369	1,040,861
Total contingent liabilities and commitments
Financial guarantees, letters of credit and other credit substitutes	15,220	-	-	-	-	15,220
Performance-related contingencies	5,393	-	-	-	-	5,393
Remaining commitments to extend credit	191,498	-	-	-	-	191,498
Total undiscounted contingent liabilities and commitments	212,111	-	-	-	-	212,111

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	79

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

Parent Entity		Over 1 month	Over 3 months	Over 1 year to
$m	Up to 1 month	to 3 months	to 1 year	5 years	Over 5 years	Total
2025
Financial liabilities
Collateral received	2,371	-	-	-	-	2,371
Deposits and other borrowings	519,315	66,463	108,989	7,295	62	702,124
Other financial liabilities	28,910	1,804	4,703	8	-	35,425
Derivative financial instruments:
Held for trading	15,915	-	-	-	-	15,915
Held for hedging purposes (net settled)	18	(39)	(46)	143	353	429
Held for hedging purposes (gross settled):
Cash outflow	15,370	19,254	56,774	103,183	40,431	235,012
Cash inflow	(14,750)	(17,974)	(56,043)	(100,546)	(38,150)	(227,463)
Debt issues	2,425	8,961	50,517	79,968	15,381	157,252
Due to subsidiaries	16,022	572	2,957	10,337	41,308	71,196
Total financial liabilities excluding loan capital	585,596	79,041	167,851	100,388	59,385	992,261
Loan capital	56	439	1,382	7,633	47,295	56,805
Total undiscounted financial liabilities	585,652	79,480	169,233	108,021	106,680	1,049,066
Total contingent liabilities and commitments
Financial guarantees, letters of credit and other credit substitutes	15,254	-	-	-	-	15,254
Performance-related contingencies	6,484	-	-	-	-	6,484
Remaining commitments to extend credit	173,966	-	-	-	-	173,966
Total undiscounted contingent liabilities and commitments	195,704	-	-	-	-	195,704

2024
Financial liabilities
Collateral received	2,949	-	-	-	-	2,949
Deposits and other borrowings	472,586	59,872	109,208	7,816	50	649,532
Other financial liabilities	25,217	1,851	2,829	8	-	29,905
Derivative financial instruments:
Held for trading	23,158	-	-	-	-	23,158
Held for hedging purposes (net settled)	(23)	(187)	(287)	(322)	43	(776)
Held for hedging purposes (gross settled):
Cash outflow	13,566	20,885	39,202	98,148	44,600	216,401
Cash inflow	(11,622)	(16,288)	(38,924)	(96,397)	(41,544)	(204,775)
Debt issues	5,245	11,104	42,214	85,150	16,935	160,648
Due to subsidiaries	12,301	651	3,114	13,039	55,010	84,115
Total financial liabilities excluding loan capital	543,377	77,888	157,356	107,442	75,094	961,157
Loan capital	62	315	836	9,375	41,551	52,139
Total undiscounted financial liabilities	543,439	78,203	158,192	116,817	116,645	1,013,296
Total contingent liabilities and commitments
Financial guarantees, letters of credit and other credit substitutes	14,642	-	-	-	-	14,642
Performance-related contingencies	5,369	-	-	-	-	5,369
Remaining commitments to extend credit	167,851	-	-	-	-	167,851
Total undiscounted contingent liabilities and commitments	187,862	-	-	-	-	187,862

80 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

21.2.5. Expected maturity

The financial liability balances in the following tables will not agree to the contractual maturity tables (Note 21.2.4) due to the impact of discounting and the exclusion of interest accruals beyond the reporting period. Assets and liabilities that have no specific maturity (such as equity securities) are generally included in the ‘Greater than 12 months’ column. Loans and deposits are presented in the following table on a contractual basis, however the behavioural life may differ. Loans may be repaid earlier than their contractual maturity and Westpac would expect a large proportion of deposit balances to be retained.

	2025			2024
Consolidated	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	50,430	-	50,430	65,667	-	65,667
Collateral paid	4,590	-	4,590	6,269	-	6,269
Trading securities and financial assets measured at FVIS	43,742	12,099	55,841	33,090	16,138	49,228
Derivative financial instruments	15,983	2,481	18,464	21,978	2,131	24,109
Investment securities	17,168	100,373	117,541	20,930	82,955	103,885
Loans (net of provisions)	100,242	751,611	851,853	97,010	709,757	806,767
Other financial assets	10,663	103	10,766	5,355	101	5,456
All other assets	1,016	14,855	15,871	921	15,242	16,163
Total assets	243,834	881,522	1,125,356	251,220	826,324	1,077,544
Liabilities
Collateral received	3,187	-	3,187	3,078	-	3,078
Deposits and other borrowings	761,063	9,394	770,457	711,076	9,413	720,489
Other financial liabilities	41,481	7	41,488	37,024	1,053	38,077
Derivative financial instruments	17,137	3,493	20,630	25,390	5,584	30,974
Debt issues	66,785	104,619	171,404	59,911	109,373	169,284
All other liabilities	2,409	2,718	5,127	2,732	2,975	5,707
Total liabilities excluding loan capital	892,062	120,231	1,012,293	839,211	128,398	967,609
Loan capital	3,412	36,558	39,970	3,829	34,054	37,883
Total liabilities	895,474	156,789	1,052,263	843,040	162,452	1,005,492
Net assets/(liabilities)	(651,640)	724,733	73,093	(591,820)	663,872	72,052

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	81

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

	2025			2024
Parent Entity	Due within	Greater than		Due within	Greater than
$m	12 months	12 months	Total	12 months	12 months	Total
Assets
Cash and balances with central banks	44,782	-	44,782	58,400	-	58,400
Collateral paid	4,562	-	4,562	6,199	-	6,199
Trading securities and financial assets measured at FVIS	42,284	11,342	53,626	31,736	15,278	47,014
Derivative financial instruments	15,979	1,555	17,534	21,976	1,926	23,902
Investment securities	15,699	93,401	109,100	18,748	76,875	95,623
Loans (net of provisions)	79,253	675,859	755,112	76,274	633,769	710,043
Other financial assets	10,023	103	10,126	4,850	101	4,951
Due from subsidiaries	12,286	36,544	48,830	8,735	43,604	52,339
Investment in subsidiaries	-	8,567	8,567	-	9,095	9,095
All other assets	821	12,661	13,482	719	12,949	13,668
Total assets	225,689	840,032	1,065,721	227,637	793,597	1,021,234
Liabilities
Collateral received	2,364	-	2,364	2,935	-	2,935
Deposits and other borrowings	689,722	6,938	696,660	637,088	7,393	644,481
Other financial liabilities	38,928	7	38,935	33,883	34	33,917
Derivative financial instruments	17,130	3,362	20,492	25,392	5,403	30,795
Debt issues	58,590	84,032	142,622	53,982	89,900	143,882
Due to subsidiaries	17,678	34,888	52,566	13,492	42,230	55,722
All other liabilities	2,105	2,186	4,291	2,357	2,387	4,744
Total liabilities excluding loan capital	826,517	131,413	957,930	769,129	147,347	916,476
Loan capital	3,412	35,479	38,891	3,829	32,941	36,770
Total liabilities	829,929	166,892	996,821	772,958	180,288	953,246
Net assets/(liabilities)	(604,240)	673,140	68,900	(545,321)	613,309	67,988

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

82 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 21.Risk management, funding and liquidity risk and market risk (Continued)

21.3.2. Traded market risk

The following table depicts the aggregate VaR, by risk type:

Consolidated and Parent Entity	2025			2024			2023
$m	High	Low	Average	High	Low	Average	High	Low	Average
Interest rate risk	16.7	4.3	8.6	21.2	5.4	10.8	21.8	7.2	11.0
FX risk	4.4	1.1	2.1	7.3	0.9	2.4	14.2	1.1	4.3
Equity risk	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Commodity risk	1.2	0.3	0.5	1.7	0.6	1.2	3.5	0.9	2.0
Other market risks[a]	7.4	2.3	4.3	10.1	1.9	5.4	9.4	3.2	6.0
Diversification effect	n/a	n/a	(5.8)	n/a	n/a	(6.9)	n/a	n/a	(8.1)
Net market risk	17.9	6.6	9.7	23.4	6.8	12.9	31.8	8.8	15.2

a.	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

21.3.3. Non-traded market risk

Non-traded market risk includes Interest Rate Risk in the Banking Book (IRRBB) – the risk to net interest income or the economic value on banking book items as a result of interest rate changes.

Net interest income (NII) sensitivity is monitored using the Net interest income-at-Risk (NaR) model. The NaR model combines the underlying balance sheet data with assumptions about runoffs, new business, and expected repricing behaviour. This simulates a series of potential NII outcomes, over a one year time horizon subject to 100 basis point shift up and down from the current market interest rates in Australia and New Zealand.

Net interest income-at-Risk

The following table depicts potential NII outcomes assuming a worst case outcome between a 100 basis point rate shock up or down with a 12 month time horizon (expressed as a percentage of reported NII):

	2025				2024
		Maximum	Minimum	Average		Maximum	Minimum	Average
% (increase)/decrease in NII	As at	exposure	exposure	exposure	As at	exposure	exposure	exposure
Consolidated	1.05	1.63	0.57	1.23	1.84	1.84	0.97	1.42
Parent Entity	0.46	1.21	0.16	0.80	1.40	1.43	0.59	1.03

Value at Risk - IRRBB

The table below depicts internal VaR for IRRBB1:

	2025				2024
$m	As at	High	Low	Average	As at	High	Low	Average
Consolidated	96.2	101.7	67.5	85.7	77.7	80.6	37.5	50.0

As at 30 September 2025 the Value at Risk – IRRBB for the Parent Entity was $104 million (2024: $77 million).

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

Note 20 includes details on the net investment hedges related to structural FX risk and economic hedges of New Zealand future earnings.

1.	Based on a 1 day holding period and 1 year of historical data to allow comparison to the traded market risk results, noting IRRBB is managed to a longer holding period.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	83

Note 22.Fair values of financial assets and financial liabilities

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

Valuation techniques

Westpac applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes CVA and FVA, which incorporate credit risk and funding costs and benefits that arise primarily in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

84 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22.Fair values of financial assets and financial liabilities (Continued)

Level 1 instruments (Level 1)

The fair value of financial instruments traded in active markets is based on recent unadjusted quoted prices. These prices are based on actual arm’s length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes	Valuation
Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity and carbon futures
FX products	Derivatives	FX spot and futures contracts
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Debt instruments	Trading securities and financial assets measured at FVIS Investment securities Other financial liabilities	Australian government and semi-government bonds, New Zealand government bonds, US Treasury Securities

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

Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model’s interest rate inputs are benchmark and actively quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.

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

Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity, exchange traded equity options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	85

Note 22.Fair values of financial assets and financial liabilities (Continued)

Instrument	Balance sheet category	Includes	Valuation
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Investment securities	Australian residential mortgage backed securities (RMBS) and other asset backed securities (ABS)

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

86 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22.Fair values of financial assets and financial liabilities (Continued)

The following tables summarise the attribution of financial instruments measured at fair value to the fair value hierarchy.

	2025				2024
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Consolidated
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	17,431	38,408	2	55,841	15,522	33,700	6	49,228
Derivative financial instruments	16	18,442	6	18,464	13	24,089	7	24,109
Investment securities	77,044	39,049	475	116,568	14,117	88,155	447	102,719
Loans	-	51	15	66	-	210	15	225
Total financial assets measured at fair value on a recurring basis	94,491	95,950	498	190,939	29,652	146,154	475	176,281
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[a]	-	47,514	-	47,514	-	46,878	-	46,878
Other financial liabilities[b]	3,740	14,143	-	17,883	891	18,428	-	19,319
Derivative financial instruments	7	20,619	4	20,630	14	30,955	5	30,974
Debt issues[c]	-	4,478	-	4,478	-	5,385	-	5,385
Total financial liabilities measured at fair value on a recurring basis	3,747	86,754	4	90,505	905	101,646	5	102,556

Parent Entity
Financial assets measured at fair value on a recurring basis
Trading securities and financial assets measured at FVIS	17,196	36,428	2	53,626	15,091	31,918	5	47,014
Derivative financial instruments	16	17,512	6	17,534	13	23,883	6	23,902
Investment securities	73,589	35,291	220	109,100	11,166	84,182	206	95,554
Loans	-	51	-	51	-	210	1	211
Due from subsidiaries	-	806	-	806	-	1,044	-	1,044
Total financial assets measured at fair value on a recurring basis	90,801	90,088	228	181,117	26,270	141,237	218	167,725
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings[a]	-	45,920	-	45,920	-	45,167	-	45,167
Other financial liabilities[b]	3,740	13,659	-	17,399	891	18,428	-	19,319
Derivative financial instruments	7	20,481	4	20,492	14	30,776	5	30,795
Debt issues[c]	-	2,064	-	2,064	-	1,961	-	1,961
Due to subsidiaries	-	1,190	-	1,190	-	344	-	344
Total financial liabilities measured at fair value on a recurring basis	3,747	83,314	4	87,065	905	96,676	5	97,586

a.	The contractual outstanding amount payable at maturity was $47,838 million (2024: $47,328 million) for the Group and $46,239 million (2024: $45,603 million) for the Parent Entity.
b.	The contractual outstanding amount payable at maturity for the Group is $20,032 million (2024: $19,320 million) and $19,548 million for the Parent Entity (2024: $19,320 million).
c.

The contractual outstanding payable at maturity was $4,877 million (2024: $5,678 million) for the Group and $2,446 million (2024: $2,226 million) for the Parent Entity. The cumulative change in the fair value of debt issues attributable to changes in Westpac’s own credit risk was $37 million decrease (2024: $58 million decrease) for the Group and Parent Entity.

$48,184 million of assets and $274 million of liabilities for the Group and Parent Entity have been transferred from Level 2 to Level 1 in 2025. This followed a detailed review of the levelling of certain US Treasury securities and certain Australian semi-government bonds using additional granular data sourced from independent pricing services, which confirmed that observable prices in an active market are available for the securities transferred. Transfers in and transfers out are reported using the end of period fair values.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	87

Note 22.Fair values of financial assets and financial liabilities (Continued)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3).

	Trading
	securities and
	financial assets
	measured	Investment	Derivative and	Total Level	Derivative	Total Level
$m	at FVIS	securities	other assets	3 assets	liabilities	3 liabilities
Consolidated
Balance as at 30 September 2023	27	441	41	509	15	15
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(1)	-	(28)	(29)	2	2
OCI	-	(11)	-	(11)	-	-
Acquisitions and issues	9	21	231	261	308	308
Disposals and settlements	(11)	(5)	(220)	(236)	(311)	(311)
Transfer into or out of non-market observables	(18)	-	(2)	(20)	(9)	(9)
Foreign currency translation impacts	-	1	-	1	-	-
Balance as at 30 September 2024	6	447	22	475	5	5
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	1	1	7	7
OCI	-	25	-	25	-	-
Acquisitions and issues	8	1	4	13	14	14
Disposals and settlements	(12)	(1)	(4)	(17)	(3)	(3)
Transfer into or out of non-market observables	-	-	(1)	(1)	(19)	(19)
Foreign currency translation impacts	-	3	(1)	2	-	-
Balance as at 30 September 2025	2	475	21	498	4	4
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2024	-	-	5	5	1	1
30 September 2025	-	-	1	1	(2)	(2)

88 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22.Fair values of financial assets and financial liabilities (Continued)

	Trading
	securities and
	financial assets
	measured	Investment	Derivative and	Total Level	Derivative	Total Level
$m	at FVIS	securities	other assets	3 assets	liabilities	3 liabilities
Parent Entity
Balance as at 30 September 2023	26	202	29	257	15	15
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	(1)	-	(28)	(29)	2	2
OCI	-	(13)	-	(13)	-	-
Acquisitions and issues	9	16	228	253	308	308
Disposals and settlements	(11)	-	(220)	(231)	(311)	(311)
Transfer into or out of non-market observables	(18)	-	(2)	(20)	(9)	(9)
Foreign currency translation impacts	-	1	-	1	-	-
Balance as at 30 September 2024	5	206	7	218	5	5
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	-	-	1	1	7	7
OCI	-	10	-	10	-	-
Acquisitions and issues	8	1	2	11	14	14
Disposals and settlements	(11)	-	(3)	(14)	(3)	(3)
Transfer into or out of non-market observables	-	-	(1)	(1)	(19)	(19)
Foreign currency translation impacts	-	3	-	3	-	-
Balance as at 30 September 2025	2	220	6	228	4	4
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at:
30 September 2024	-	-	5	5	1	1
30 September 2025	-	-	1	1	(2)	(2)

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

Day one profit or loss

The closing balance of unrecognised day one profit for both Westpac and the Parent Entity as at 30 September 2025 was $2 million (2024: $1 million).

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

All other financial assets and liabilities	For all other financial assets and liabilities, the carrying value approximates the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	89

Note 22.Fair values of financial assets and financial liabilities (Continued)

The following tables summarise the estimated fair value and fair value hierarchy of financial instruments not measured at fair value.

		Estimated fair value
Consolidated	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2025
Financial assets not measured at fair value
Cash and balances with central banks	50,430	50,430	-	-	50,430
Collateral paid	4,590	4,590	-	-	4,590
Investment securities	973	-	482	491	973
Loans	851,787	-	-	852,108	852,108
Other financial assets	10,766	-	10,766	-	10,766
Total financial assets not measured at fair value	918,546	55,020	11,248	852,599	918,867
Financial liabilities not measured at fair value
Collateral received	3,187	3,187	-	-	3,187
Deposits and other borrowings	722,943	-	720,311	3,360	723,671
Other financial liabilities	23,605	-	23,605	-	23,605
Debt issues[a]	166,926	-	165,969	1,762	167,731
Loan capital[a]	39,970	-	41,731	-	41,731
Total financial liabilities not measured at fair value	956,631	3,187	951,616	5,122	959,925

2024
Financial assets not measured at fair value
Cash and balances with central banks	65,667	65,667	-	-	65,667
Collateral paid	6,269	6,269	-	-	6,269
Investment securities	1,166	-	452	714	1,166
Loans	806,542	-	-	805,776	805,776
Other financial assets	5,456	-	5,456	-	5,456
Total financial assets not measured at fair value	885,100	71,936	5,908	806,490	884,334
Financial liabilities not measured at fair value
Collateral received	3,078	3,078	-	-	3,078
Deposits and other borrowings	673,611	-	670,515	3,869	674,384
Other financial liabilities	18,758	-	18,758	-	18,758
Debt issues[a]	163,899	-	162,750	1,755	164,505
Loan capital[a]	37,883	-	39,390	-	39,390
Total financial liabilities not measured at fair value	897,229	3,078	891,413	5,624	900,115

a.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

90 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 22.Fair values of financial assets and financial liabilities (Continued)

		Estimated fair value
Parent Entity	Carrying
$m	amount	Level 1	Level 2	Level 3	Total
2025
Financial assets not measured at fair value
Cash and balances with central banks	44,782	44,782	-	-	44,782
Collateral paid	4,562	4,562	-	-	4,562
Loans	755,061	-	-	755,074	755,074
Due from subsidiaries[a]	47,242	-	6,528	40,714	47,242
Other financial assets	10,126	-	10,126	-	10,126
Total financial assets not measured at fair value	861,773	49,344	16,654	795,788	861,786
Financial liabilities not measured at fair value
Collateral received	2,364	2,364	-	-	2,364
Deposits and other borrowings	650,740	-	649,873	1,522	651,395
Other financial liabilities	21,536	-	21,536	-	21,536
Debt issues[b]	140,558	-	141,181	-	141,181
Due to subsidiaries	51,376	-	2,541	48,835	51,376
Loan capital[b]	38,891	-	40,623	-	40,623
Total financial liabilities not measured at fair value	905,465	2,364	855,754	50,357	908,475

2024
Financial assets not measured at fair value
Cash and balances with central banks	58,400	58,400	-	-	58,400
Collateral paid	6,199	6,199	-	-	6,199
Investment securities	69	-	-	69	69
Loans	709,832	-	-	709,048	709,048
Due from subsidiaries[a]	50,517	-	4,683	45,834	50,517
Other financial assets	4,951	-	4,951	-	4,951
Total financial assets not measured at fair value	829,968	64,599	9,634	754,951	829,184
Financial liabilities not measured at fair value
Collateral received	2,935	2,935	-	-	2,935
Deposits and other borrowings	599,314	-	598,587	1,405	599,992
Other financial liabilities	14,598	-	14,598	-	14,598
Debt issues[b]	141,921	-	142,427	-	142,427
Due to subsidiaries	55,378	-	3,505	51,873	55,378
Loan capital[b]	36,770	-	38,240	-	38,240
Total financial liabilities not measured at fair value	850,916	2,935	797,357	53,278	853,570

a.	Due from subsidiaries excluded $782 million (2024: $778 million) of long-term debt instruments with equity-like characteristics which are part of the total investment in subsidiaries.
b.	The estimated fair values of debt issues and loan capital include the impact of changes in Westpac’s credit spreads since origination.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	91

Note 23.Offsetting financial assets and financial liabilities

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

	Amounts subject to enforceable netting arrangements

	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset

			Net amounts	Other
			reported in	recognised		Financial
Consolidated	Gross	Amounts	the balance	financial	Cash	instrument
$m	amounts	offset	sheet	instruments	collateral[a,b]	collateral	Net amount
2025
Assets
Collateral paid[c]	5,014	(4,994)	20	-	-	-	20
Derivative financial instruments[d]	67,954	(50,966)	16,988	(11,320)	(3,068)	(679)	1,921
Reverse repurchase agreements[e]	30,453	(2,149)	28,304	-	(120)	(28,184)	-
Loans[f]	26,809	(26,784)	25	-	-	-	25
Total assets	130,230	(84,893)	45,337	(11,320)	(3,188)	(28,863)	1,966
Liabilities
Collateral received	2,684	(2,603)	81	-	-	-	81
Derivative financial instruments[d]	72,525	(53,358)	19,167	(11,320)	(4,256)	(2,535)	1,056
Repurchase agreements[g]	16,813	(2,149)	14,664	-	(17)	(14,647)	-
Deposits and other borrowings[f]	52,146	(26,784)	25,362	-	-	-	25,362
Total liabilities	144,168	(84,894)	59,274	(11,320)	(4,273)	(17,182)	26,499
2024
Assets
Collateral paid[c]	4,532	(4,474)	58	-	-	-	58
Derivative financial instruments[d]	73,247	(50,474)	22,773	(17,071)	(3,065)	(112)	2,525
Reverse repurchase agreements[e]	19,898	(1,908)	17,990	-	(14)	(17,950)	26
Loans[f]	23,218	(23,147)	71	-	-	-	71
Total assets	120,895	(80,003)	40,892	(17,071)	(3,079)	(18,062)	2,680
Liabilities
Collateral received	2,562	(2,559)	3	-	-	-	3
Derivative financial instruments[d]	80,776	(52,389)	28,387	(17,071)	(5,870)	(1,721)	3,725
Repurchase agreements[g]	20,756	(1,908)	18,848	-	(57)	(18,791)	-
Deposits and other borrowings[f]	49,007	(23,147)	25,860	-	-	-	25,860
Total liabilities	153,101	(80,003)	73,098	(17,071)	(5,927)	(20,512)	29,588

a.

$3,187 million (2024: $3,078 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

b.

$4,273 million (2024: $5,927 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $317 million (2024: $342 million) in futures margin that does not form part of this column.

c.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

d.	$1,476 million (2024: $1,336 million) of derivative financial assets and $1,463 million (2024: $2,587 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
e.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
f.

Gross amounts consist of debt and interest set-off accounts which meet the requirements for offsetting as described above. These accounts form part of business loans in Note 9 and part of deposits and other borrowings in Note 12.

g.	Repurchase agreements form part of other financial liabilities in Note 19.

92 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 23.Offsetting financial assets and financial liabilities (Continued)

	Amounts subject to enforceable netting arrangements

	Effects of offsetting			Amounts subject to enforceable
	in the balance sheet			netting arrangements but not offset

			Net amounts	Other
			reported in	recognised		Financial
Parent Entity	Gross	Amounts	the balance	financial	Cash	instrument
$m	amounts	offset	sheet	instruments	collateral[a,b]	collateral	Net amount
2025
Assets
Collateral paid[c]	5,014	(4,994)	20	-	-	-	20
Derivative financial instruments[d]	67,025	(50,966)	16,059	(11,199)	(2,245)	(452)	2,163
Reverse repurchase agreements[e]	30,453	(2,149)	28,304	-	(120)	(28,184)	-
Loans[f]	26,809	(26,784)	25	-	-	-	25
Total assets	129,301	(84,893)	44,408	(11,199)	(2,365)	(28,636)	2,208
Liabilities
Collateral received	2,684	(2,603)	81	-	-	-	81
Derivative financial instruments[d]	72,391	(53,358)	19,033	(11,199)	(4,228)	(2,307)	1,299
Repurchase agreements[g]	15,332	(2,149)	13,183	-	(17)	(13,166)	-
Deposits and other borrowings[f]	52,146	(26,784)	25,362	-	-	-	25,362
Total liabilities	142,553	(84,894)	57,659	(11,199)	(4,245)	(15,473)	26,742
2024
Assets
Collateral paid[c]	4,532	(4,474)	58	-	-	-	58
Derivative financial instruments[d]	73,041	(50,474)	22,567	(16,971)	(2,922)	(112)	2,562
Reverse repurchase agreements[e]	19,898	(1,908)	17,990	-	(14)	(17,950)	26
Loans[f]	23,218	(23,147)	71	-	-	-	71
Total assets	120,689	(80,003)	40,686	(16,971)	(2,936)	(18,062)	2,717
Liabilities
Collateral received	2,562	(2,559)	3	-	-	-	3
Derivative financial instruments[d]	80,595	(52,389)	28,206	(16,971)	(5,800)	(1,721)	3,714
Repurchase agreements[g]	17,979	(1,908)	16,071	-	(57)	(16,014)	-
Deposits and other borrowings[f]	49,007	(23,147)	25,860	-	-	-	25,860
Total liabilities	150,143	(80,003)	70,140	(16,971)	(5,857)	(17,735)	29,577

a.

$2,364 million (2024: $2,935 million) of cash collateral on derivative financial assets and reverse repurchase agreements, is disclosed as collateral received in the balance sheet. The remainder is included in term deposits recognised in deposits and other borrowings within Note 12.

b.

$4,245 million (2024: $5,857 million) of cash collateral, subject to enforceable netting arrangements with derivative financial liabilities and repurchase agreements, forms part of collateral paid as disclosed in the balance sheet. The remainder of collateral paid, as disclosed in the balance sheet, consists of $317 million (2024: $342 million) in futures margin that does not form part of this column.

c.

Gross amounts consist of variation margin held directly with central clearing counterparties. Where variation margin is receivable it is reported as part of collateral paid. Where variation margin is payable it is reported as part of collateral received. Amounts offset relate to variation margin.

d.	$1,475 million (2024: $1,335 million) of derivative financial assets and $1,459 million (2024: $2,589 million) of derivative financial liabilities are not subject to enforceable netting arrangements.
e.	Reverse repurchase agreements form part of trading securities and financial assets measured at FVIS in Note 16.
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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	93

INTANGIBLE ASSETS, PROVISIONS, COMMITMENTS AND CONTINGENCIES

Note 24.Intangible assets

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

Brand names

Brand names acquired in a business combination, including St.George, BT and BankSA, are initially recognised at cost. As these assets have been assessed as having indefinite useful lives they are not amortised but tested for impairment at least annually or whenever there is an indication of impairment. The useful life of each brand name intangible asset is also reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment.

Finite life intangible assets
Finite life intangibles, such as computer software, are recognised initially at cost and subsequently at amortised cost less any impairment.
Intangible	Useful life	Depreciation method
Goodwill	Indefinite	Not applicable
Brand names	Indefinite	Not applicable
Computer software	3 to 10 years	Straight-line or the diminishing balance method (using the Sum of the Years Digits)

94 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 24.Intangible assets (Continued)

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Goodwill
Balance as at beginning of year	7,433	7,419	6,253	6,253
Additions[a]	-	21	-	-
Other adjustments	(20)	(7)	-	-
Balance as at end of year	7,413	7,433	6,253	6,253
Computer software
Balance as at beginning of year	2,675	2,797	2,242	2,371
Additions	776	792	674	673
Impairment	(23)	(19)	(23)	(19)
Amortisation	(995)	(889)	(864)	(783)
Other adjustments	(19)	(6)	-	-
Balance as at end of year	2,414	2,675	2,029	2,242
Cost	8,705	8,856	7,303	7,493
Accumulated amortisation and impairment	(6,291)	(6,181)	(5,274)	(5,251)
Carrying amount	2,414	2,675	2,029	2,242
Brand names	638	638	636	636
Total intangible assets	10,465	10,746	8,918	9,131
Goodwill has been allocated to the following CGUs:
Consumer	4,829	4,829	4,484	4,484
Business & Wealth[b]	2,122	2,122	1,769	1,769
New Zealand	462	482	-	-
Total goodwill	7,413	7,433	6,253	6,253
Brand names has been allocated to the following CGUs:
Consumer	350	350	350	350
Business & Wealth	288	288	286	286
Total brand names	638	638	636	636

a.	Related to the acquisition of HealthPoint.
b.	The Business and Wealth segment comprises individual CGUs (Business, Platforms, Margin Lending and HealthPoint) to which goodwill has been allocated. The carrying amount of goodwill for Business was $1,812m as at 30 September 2025 and 30 September 2024. The carrying amount of goodwill allocated to the remaining individual CGUs in this segment is not significant compared to total Group goodwill.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	95

Note 24.Intangible assets (Continued)

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

Significant assumptions used in recoverable amount calculations

The assumptions made for the impairment testing of indefinite life of intangibles for each relevant significant CGU are provided in the following table and are based on past experience and management’s expectations for the future. In the current year and given the present economic environment, Westpac has reassessed these assumptions and revised them where necessary in order to provide a reasonable estimate of the value-in-use of the CGUs and Group.

	Discount rate		Cash flows
	Post-tax rate/Pre-tax rate		Forecast period/terminal growth rate
	2025	2024	2025	2024
Australian CGUs[a]	9% / 11.8%-12.8%	9% / 11.7%-11.9%	5 years / 2%	5 years / 2%
New Zealand	9% / 11.4%	9% / 11.4%-11.7%	5 years / 2%	5 years / 2%

a.	Australian CGUs comprise Consumer and the CGUs within Business & Wealth.

Westpac discounts the projected cash flows by its adjusted pre-tax equity rate.

The cashflows used are based on approved forecasts. These forecasts utilise information about current and future economic conditions, observable historical information and management expectations of future business performance. The terminal growth rate represents the growth rate applied to extrapolate cash flows beyond the forecast period and reflects the lower end of the RBA’s target long-term inflation rate band. For all CGUs tested, the recoverability of goodwill is not reliant on any one particular assumption. There are no reasonably possible changes in assumptions for any significant CGU that would result in an indication of impairment or have a material impact on Westpac’s reported results.

96 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25.Provisions, contingent liabilities, contingent assets and credit commitments

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

Compliance, Regulation and Remediation provisions

The compliance, regulation and remediation provisions relate to matters of potential misconduct in providing services to customers identified both as a result of regulatory action and internal reviews. An assessment of the likely cost of these matters to Westpac (including applicable customer refunds) is made on a case-by-case basis and specific provisions are made where appropriate.

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	97

Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Provisions

						Litigation,
		Annual leave	Provision for			non-lending
		and other	impairment	Lease	Restructuring	losses and
	Long service	employee	on credit	restoration	and other	remediation
$m	leave	benefits	commitments	obligations	provisions	provisions	Total
Consolidated
Balance as at 30 September 2024	477	899	516	163	210	240	2,505
Additions	90	1,200	49	6	369	189	1,903
Utilisation	(56)	(1,167)	-	(8)	(225)	(90)	(1,546)
Reversal of unutilised provisions	(17)	(2)	(96)	(2)	(71)	(62)	(250)
Balance as at 30 September 2025	494	930	469	159	283	277	2,612
Parent Entity
Balance as at 30 September 2024	465	824	464	141	198	179	2,271
Additions	89	1,161	49	4	336	142	1,781
Utilisation	(55)	(1,128)	-	(6)	(203)	(70)	(1,462)
Reversal of unutilised provisions	(17)	(2)	(83)	(2)	(66)	(44)	(214)
Balance as at 30 September 2025	482	855	430	137	265	207	2,376

Legislative liabilities

Westpac had the following assessed liabilities as at 30 September 2025:

●	$26 million (2024: $22 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);
●	$7 million (2024: $7 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);
●	$7 million (2024: $7 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);
●	$2 million (2024: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland);
●	Nil (2024: nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory);
●	Nil (2024: nil) based on an actuarial assessment as a self-insurer under the Return to Work Act 1986 (Northern Territory);
●	$1 million (2024: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Injury Management Act 1981 (Western Australia); and
●	$2 million (2024: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1988 (Tasmania).

Appropriate provision has been made for these liabilities in the provision for annual leave and other employee benefits above.

98 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Provisions

Litigation, non-lending losses and remediation provisions

Provisions for the financial year 2025 include estimates of:

●	Customer refunds associated with matters of potential historical misconduct;
●	Costs of completing remediation programs; and
●	Potential non-lending losses and costs connected with certain litigation and regulatory investigations.

It is possible that the final outcome could be below or above the provision, if the actual outcome differs from the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure.

Certain litigation and regulatory matters

As at 30 September 2025, the Group held provisions in respect of potential non-lending losses and costs connected with certain litigation and regulatory matters, including:

●	Civil penalty proceedings commenced by ASIC against Westpac on 4 September 2023, alleging contraventions under the National Credit Code (Credit Code) and National Consumer Credit Protection Act 2009 (Cth). The proceedings relate to system and operational failures and allege that Westpac did not respond to 277 online hardship applications between 2015 and 2023 within the time-frames required under the Credit Code. Westpac self-reported the incidents to ASIC and has remediated impacted customers. ASIC also alleges that Westpac failed to do all things necessary to ensure that credit activities were engaged in efficiently, honestly and fairly. The Court’s judgment is reserved following the hearing on liability and penalty on 26 May 2025.
●	A class action commenced against Westpac and St.George Finance Limited (SGF) on 15 July 2020, in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. Westpac and SGF settled the class action on 14 March 2025 without admission of liability. On 27 August 2025, the Court approved the settlement amount of $130 million.
●	Agreed civil penalty proceedings between ASIC and RAMS Financial Group Pty Limited (RFG) relating to RFG’s oversight of conduct of RAMS third-party franchisees and franchisee employees who were authorised credit representatives of RFG between 3 June 2019 to 30 April 2023. On 24 October 2025, the Court delivered its judgement and imposed a penalty of $20 million plus costs.

Where matters have not been resolved, there remains uncertainty as to the expense that may be associated with these matters, including the approach that the relevant counterparty or Courts may take in relation to these matters, and the Court’s assessment of applicable fines, penalties, loss or damages. It is possible that the actual aggregate expense to Westpac associated with a Court determined resolution of these matters may be higher or lower than the provision.

Restructuring provisions

Westpac carries restructuring provisions for committed business restructures and branch closures. The provisions held primarily relate to staff separation costs and redundancies.

Lease restoration obligations

The lease restoration provision reflects an estimate of the cost of making good leasehold premises at the end of Westpac’s property leases.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	99

Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Contingent liabilities

Regulatory investigations, reviews and inquiries

Domestic regulators, statutory authorities and other bodies, such as ASIC, the ACCC, APRA, AUSTRAC, BCCC, AFCA, the OAIC, the ATO and the Fair Work Ombudsman (FWO), as well as certain international regulators and other bodies such as the Reserve Bank of New Zealand, New Zealand Financial Markets Authority, New Zealand Commerce Commission, BPNG and its Financial Analysis & Supervision Unit, Reserve Bank of Fiji, and the SEC, from time to time conduct investigations, reviews or inquiries (some of which may be industry wide). These activities can cover a range of matters (including potential contraventions and non-compliance) that involve, or may in the future, involve the Group.

These currently include:

●	An investigation by the FWO in relation to Westpac’s self-disclosed remediation program regarding employee pay-related entitlements. Westpac considers enforcement action against it likely, and could include an Enforceable Undertaking; and
●	Regulatory investigations, reviews or inquiries into other areas such as the AML/CTF Program and associated processes and procedures, compliance with industry codes, monitoring of certain consumer transactions, consumer lending conduct, responsible lending and compliance with lending obligations, consumer credit contracts, banking products and services, and hardship processes.

It is uncertain what (if any) actions will result following the conclusion of these investigations or matters. No provisions have yet been made in relation to any financial liability that might arise, or costs that may be incurred in the event proceedings are pursued in relation to the matters outlined above. Such investigations, reviews or inquiries, or risk-based decisions taken by Westpac regarding relevant businesses, have previously resulted, and/or may in the future result in litigation (including class action proceedings and criminal proceedings), significant fines and penalties, infringement notices, enforcement action including enforceable undertakings, requirement to undertake a review, referral to the relevant Commonwealth or State Director of Public Prosecutions for consideration for criminal prosecution, imposition of capital or liquidity requirements, licence revocation, suspension or variation, customer remediation or other sanctions or actions being taken by regulators or other parties. Investigations have in some instances resulted, and could in the future result, in findings of a significant number of breaches of obligations. This in turn could lead to significant financial and other penalties. Prior penalties and contraventions by Westpac in relation to similar issues can also affect penalties that may be imposed. Reliance on third parties and any contributing actions of third parties may not mitigate penalties.

Litigation

There are ongoing Court proceedings, claims and possible claims against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below.

Class actions

In addition to the class action litigation noted under Provisions, above:

●	Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 30 June 2014 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which were the subject of the AUSTRAC civil proceedings. The damages sought on behalf of members of the class have not yet been specified. However, in the course of a procedural hearing in August 2022, the applicant indicated that a preliminary estimate of the losses that may be alleged in respect of a subset of potential group members exceeded $1 billion. While it remains unclear how the applicant will ultimately formulate their estimate of alleged damages claimed on behalf of group members, it is possible that the claim may be higher (or lower) than the amount referred to above. Given the time period and the nature of the claims alleged to be in question, along with the reduction in our market capitalisation at the time of the commencement of the AUSTRAC civil proceedings, it is likely that any total alleged damages (when, and if, ultimately articulated by the applicant) will be significant. Westpac continues to deny both that its disclosure was inappropriate and, as such, that any group member has incurred damage. The Court has made orders for a hearing to commence on 5 April 2027 with an estimated duration of six weeks; and
●	Disputes have been raised by franchisees who were exited by RFG, including the commencement of a class action in May 2024. The class action and an additional proceeding commenced by an exited franchisee have been listed for hearing to commence on 31 August 2026.

100 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Internal reviews and remediation

As in prior periods, Westpac is continuing to undertake a number of reviews to identify and resolve issues that have the potential to impact us, our customers, employees, other stakeholders and our reputation. These internal reviews continue to identify issues, in respect of which, we are taking, or will take, action so that Westpac, our customers and employees (as applicable) are not disadvantaged from certain past practices, including by making compensation/remediation payments and providing refunds where appropriate. These issues include, among other things, consumer lending conduct; responsible lending and compliance with lending obligations; hardship processes; sufficiency of training, policies, processes and procedures; AML/CTF Program and associated processes and procedures; use of our products or services for an improper purpose; product disclosure; protection and destruction of personal information; and impacts from inadequate product governance, including the way some product terms and conditions are operationalised.

By undertaking these reviews, we can also improve our processes and controls, including those of our contractors, agents, and authorised credit representatives. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Even where Westpac has remediated or compensated customers, employees or issues, there can still be the risk of regulators challenging the basis, scope or pace of remediation, taking enforcement action (including seeking enforceable undertakings and contrition payments), or imposing fines/penalties or other sanctions, including civil or criminal prosecutions. Contingent liabilities may exist in respect of actual or potential claims or proceedings (which could be brought by customers, individuals, employees/unions, regulators or criminal prosecutors), compensation/remediation payments and/or refunds identified as part of these reviews.

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

Clearing and settlement obligations

Westpac is subject to the rules governing clearing and settlement activities under which loss sharing arrangements may arise. This includes the requirements of central clearing houses where the Group has made contributions to a default fund. In the event of a default of another clearing member, the Group could be required to make additional default fund contributions.

Parent entity guarantees and undertakings to subsidiaries

Westpac Banking Corporation, as the parent entity of Westpac, provides letters of comfort in respect of certain subsidiaries in the normal course of business. These recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations.

Previously the parent entity also provided guarantees to certain wholly-owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. All but two of these guarantees were capped at $20 million per year and two specific guarantees were capped at $2 million. In 2025, these guarantees have been either replaced by a professional indemnity insurance policy or have been cancelled.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	101

Note 25.	Provisions, contingent liabilities, contingent assets and credit commitments (Continued)

Contingent assets

The credit commitments shown in the following table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Undrawn credit commitments

Westpac enters into various arrangements with customers that constitute contingent assets. If a specified contingent event occurs, these commitments will be called upon and recognised on the balance sheet as loans.

Any associated cash outflows expose Westpac to liquidity risk, while the resulting receivable exposes Westpac to credit risk should the counterparty fail to repay amounts owed as they become due. Westpac’s maximum exposure to credit losses is the contractual or notional amount of the arrangement, noting that some credit commitments can be cancelled by Westpac at any time, and a significant portion are expected to expire without being drawn upon. As a result, notional amounts do not necessarily reflect future cash requirements.

Westpac applies the same credit policies when entering into these arrangements as it does for on balance sheet instruments. Refer to Note 11 and Note 21 of the 2025 Annual Report for further details of credit risk and liquidity risk management, respectively.

Undrawn credit commitments, excluding derivatives, are disclosed in the below table:

●	Financial guarantees, letters of credit and other credit substitutes support the financial obligations of customers to third parties. Utilisation of these contracts is generally dependent on the creditworthiness of the customer. The Group may hold cash as collateral for certain financial guarantees issued;
●	Performance-related contingencies support the non-monetary obligations of customers to third parties, where payment will generally need to be made if a customer fails to fulfil a non-monetary contractual obligation to that third party;
●	Remaining commitments to extend credit mainly comprises various forms of credit facilities.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Undrawn credit commitments[a]
Financial guarantees, letters of credit and other credit substitutes	15,721	15,220	15,254	14,642
Performance-related contingencies	6,709	5,393	6,484	5,369
Remaining commitments to extend credit[b]	198,739	191,498	173,966	167,851
Total undrawn credit commitments	221,169	212,111	195,704	187,862

a.

The composition of undrawn credit commitments has been revised to better reflect the nature of the types of commitments provided. Comparatives have been revised to align with current period presentation.

b.

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, $7.4 billion (2024: $6.0 billion) for the Group and $6.3 billion (2024: $5.1 billion) for the Parent Entity of credit exposures were offered and accepted but still revocable. These represent part of Westpac Group’s maximum credit exposure to credit risk.

102 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

CAPITAL AND DIVIDENDS

Note 26.Shareholders’ equity

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

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	103

Note 26.Shareholders’ equity (Continued)

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Share capital
Ordinary share capital, fully paid	37,263	37,958	37,263	37,958
Treasury shares[a]	(845)	(758)	(902)	(816)
Total share capital	36,418	37,200	36,361	37,142
Non-controlling interest
Perpetual Preference Shares	324	339	-	-
Other	3	8	-	-
Total non-controlling interests	327	347	-	-

a.	2025: 5,789,312 unvested RSP and EIP treasury shares held (2024: 6,173,874).

Perpetual Preference Shares (PPS)

Westpac New Zealand Limited (WNZL), a wholly-owned subsidiary of Westpac, has NZD375 million of PPS with external investors. The PPS is recognised as a non-controlling interests to the Group at the amount paid up per share, net of directly attributable issue costs (NZD6 million). Discretionary distributions on PPS are recognised in equity when paid.

Ordinary shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated and Parent Entity
(number)	2025	2024
Opening balance	3,441,411,361	3,509,076,960
Share buyback[a]	(21,058,056)	(67,665,599)
Closing balance	3,420,353,305	3,441,411,361

a.

Westpac previously announced its intention to undertake a $3.5 billion on market buyback of WBC ordinary shares. During 2025 Westpac has bought back and cancelled 21,058,056 ordinary shares ($672 million) at an average price of $31.93.

Ordinary shares purchased on market

	2025
Consolidated and Parent Entity	Number	Average Price ($)
For share-based payment arrangements:
Employee share plan (ESP)	807,480	31.77
Westpac Equity Incentive Plan (EIP) - Restricted Shares[a]	1,913,828	32.26
Westpac Performance Plan (WPP) - share rights exercised	43,924	31.58
Westpac Equity Incentive Plan (EIP) - Unhurdled share rights exercised	21,345	32.75
Westpac on-market share purchase for future share rights exercises and restricted shares allocations[b]	752,522	36.91
Long Term Variable Reward (LTVR) Plan – share rights exercised	3,835	31.10
Total number of ordinary shares purchased on market	3,542,934

a.	Ordinary shares allocated to employees under the EIP as Restricted Shares are classified as treasury shares until the shares vest.
b.	Unallocated shares in the Westpac Employee Equity Plans Trust that are classified as treasury shares.

For details of the share-based payment arrangements refer to Note 31.

104 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 26.Shareholders’ equity (Continued)

Reconciliation of movement in reserves

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Debt securities at FVOCI reserve
Balance as at beginning of year	(568)	(165)	(462)	103
Net gains/(losses) from changes in fair value	500	(591)	423	(813)
Income tax effect	(147)	180	(124)	243
Transferred to income statements	(19)	5	(19)	5
Income tax effect	6	(1)	6	(1)
Loss allowance on debt securities measured at FVOCI	-	1	(1)	1
Other	3	3	-	-
Balance as at end of year	(225)	(568)	(177)	(462)
Equity securities at FVOCI reserve
Balance as at beginning of year	127	126	(18)	(15)
Net gains/(losses) from changes in fair value	25	(2)	10	(5)
Exchange differences on translation	2	1	2	-
Income tax effect	(3)	2	(3)	2
Balance as at end of year	151	127	(9)	(18)
Share-based payment reserve
Balance as at beginning of year	2,079	1,983	1,970	1,874
Share-based payment expense	94	96	94	96
Balance as at end of year	2,173	2,079	2,064	1,970
Cash flow hedge reserve
Balance as at beginning of year	548	152	501	(203)
Net gains/(losses) from changes in fair value	(233)	501	(154)	873
Income tax effect	68	(158)	46	(262)
Transferred to income statements	152	77	154	132
Income tax effect	(46)	(24)	(46)	(39)
Balance as at end of year	489	548	501	501
Foreign currency translation reserve
Balance as at beginning of year	(438)	(138)	(275)	(141)
Exchange differences on translation of foreign operations	(349)	(328)	(22)	(165)
Gains/(losses) on net investment hedges	95	28	53	31
Balance as at end of year	(692)	(438)	(244)	(275)
Other reserves
Balance as at beginning of year	(16)	(23)	41	41
Transactions with owners	-	7	-	-
Balance as at end of year	(16)	(16)	41	41
Total reserves	1,880	1,732	2,176	1,757

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	105

Note 27.Capital adequacy

APRA is the prudential regulator of ADIs including Westpac. APRA measures an ADI’s regulatory capital using the following measures:

Level of capital	Definition
Common Equity Tier 1 (CET1) Capital

Comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.

Tier 1 Capital

The sum of CET1 and Additional Tier 1 (AT1) Capital. AT1 Capital comprises high quality components of capital that consists of certain securities not included in CET1, but which include loss absorbing characteristics. AT1 instruments convert into equity and absorb losses when certain triggers are met.

Total Capital

The sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses when certain triggers are met.

Leverage ratio

The leverage ratio is defined by APRA as Tier 1 capital divided by the “Exposure measure” and is expressed as a percentage. “Exposure measure” includes on- balance sheet exposures, derivatives exposures, securities financing transaction (SFT) exposures, and other off-balance sheet exposures.

Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain minimum Prudential Capital Requirements expressed as a percentage of total risk weighted assets as follows:

●	CET1 Capital ratio of at least 4.5%;
●	Tier 1 Capital ratio of at least 6.0%; and
●	Total Capital ratio of at least 8.0%.

APRA may also require ADIs, including Westpac, to meet Prudential Capital Requirements above the industry minimum. APRA does not allow the Prudential Capital Requirements for individual ADIs to be disclosed. APRA also requires ADIs to hold additional CET1 buffers comprising of:

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

The Total CET1 Requirement for Westpac is at least 10.25%, (based on an industry minimum CET1 requirement of 4.5% plus a Capital Buffer of at least 5.75% applicable to D-SIBs), the Tier 1 Capital Ratio requirement is at least 11.75% and the Total Capital Ratio requirement is at least 13.75%1.

In addition, APRA’s capital framework also requires an ADI to maintain a minimum leverage ratio of 3.5%. APRA may also vary the minimum leverage ratio for an individual ADI.

Westpac’s capital adequacy was compliant with APRA’s requirements throughout 2025.

APRA has announced changes to banks’ capital requirements with effect from 1 January 2027. This includes changes to CET1, Tier 1, Total capital and the Leverage ratio.

Capital management strategy

Westpac’s capital management strategy is reviewed on an ongoing basis, including through an annual Internal Capital Adequacy Assessment Process (ICAAP). Key features include:

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

The Board has determined a target post dividend CET1 capital ratio of above 11.25% in normal operating conditions. This target includes consideration of APRA’s increase in the minimum CET1 ratio of 0.25% to 10.50% effective 1 January 2027 and replaces the previous CET1 capital operating range of between 11.00% and 11.50%.

1.	Noting that APRA may apply higher requirements for an individual ADI.

106 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 28.Dividends

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Dividends not recognised at year end
Since year end the Directors have proposed the following dividends:
Final dividend 77 cents per share (2024: 76 cents, 2023: 72 cents) all fully franked at 30%	2,634	2,615	2,527	2,634	2,615
Total dividends not recognised at year end	2,634	2,615	2,527	2,634	2,615

The Board has determined a final fully franked dividend of 77 cents per share, to be paid on 19 December 2025 to shareholders on the register at the record date of 7 November 2025.

Shareholders can choose to receive their dividends as cash or reinvest their dividend in additional shares under the Dividend Reinvestment Plan.

The Board has determined to satisfy the Dividend Reinvestment Plan (DRP) for the 2025 final ordinary dividend by arranging for the purchase of shares in the market by a third party. The market price used to determine the number of shares provided to DRP participants will be set over the 15 trading days commencing 12 November 2025 and will not include a discount.

Details of dividends recognised during the year are provided in the statement of changes in equity.

Australian franking credits available to the Parent Entity for subsequent years are $3,714 million (2024: $3,504 million, 2023: $3,520 million). This is calculated as the year end franking credit balance, adjusted for the Australian current tax liability and the proposed 2025 final dividend.

New Zealand imputation credits

New Zealand imputation credits of NZ$0.06 (2024: NZ$0.06, 2023: NZ$0.07) per share will be attached to the proposed 2025 final dividend. New Zealand imputation credits available to the Parent Entity for subsequent years are NZ$332 million (2024: NZ$374 million, 2023: NZ$557 million). This is calculated on the same basis as the Australian franking credits but using the New Zealand current tax liability.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	107

GROUP STRUCTURE

Note 29.Investments in subsidiaries and associates

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

A complete list of controlled entities can be found in the Consolidated Entity Disclosure Statement. The following table includes the material controlled entities of Westpac as at 30 September 2025.

	Country		Country
Name	of incorporation	Name	of incorporation
Asgard Capital Management Ltd	Australia	Westpac Equity Holdings Pty Limited	Australia
BT Portfolio Services Limited	Australia	Westpac Financial Services Group Pty Limited	Australia
Capital Finance Australia Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Crusade trust No.2P of 2008	Australia	Westpac New Zealand Limited	New Zealand
Series 2008-1M WST Trust	Australia	Westpac NZ Covered Bond Limited[a]	New Zealand
Series 2022-1P WST Trust	Australia	Westpac NZ Securitisation Limited[a]	New Zealand
Series 2024-1 WST Trust	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
Series 2024-2 WST Trust	Australia	Westpac Securities NZ Limited	New Zealand
Sixty Martin Place (Holdings) Pty Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Westpac Bank - PNG - Limited	Papua New Guinea	Westpac Term Pie Fund	New Zealand
Westpac Covered Bond Trust	Australia

a.	The Group indirectly owns 19% of these entities, however, due to contractual and structural arrangements both these entities are considered to be controlled entities within the Group.

The following controlled entities have been granted relief from compliance with the balance date synchronisation provisions in the Corporations Act 2001:

●	Westpac Cash PIE Fund;
●	Westpac Notice Saver PIE Fund; and
●	Westpac Term PIE Fund.

108 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 29.Investments in subsidiaries and associates (Continued)

Non-controlling interests

The following material controlled entities are not wholly owned:

Percentage Owned	2025	2024
Westpac Bank - PNG - Limited	98.7%	89.9%
Westpac NZ Covered Bond Limited	19.0%	19.0%
Westpac NZ Securitisation Limited	19.0%	19.0%

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

Changes in ownership of subsidiaries or other businesses

Businesses acquisitions

During the year ended 30 September:

2025

●	Westpac Banking Corporation acquired 58,000 shares from a minority shareholder of Westpac Bank - PNG - Limited (WPNG) which will raise its controlling interest to 99.73%. As at the reporting date, the registration of the share transfer was pending. On behalf of the Parent Entity, the acquisition cost of PGK8 million was paid by WPNG to the minority shareholder, in lieu of the Parent Entity receiving unpaid dividends and as a result was a non-cash transaction for the Parent Entity.

2024:

●	Westpac Banking Corporation acquired 8.74% of shares from minority shareholders of WPNG, raising its controlling interest to 98.65%. On behalf of the Parent Entity, the acquisition cost of PGK66 million to minority shareholders, in lieu of the Parent Entity receiving unpaid dividends and as a result was a non-cash transaction for the Parent Entity; and
●	The business of HealthPoint Claims Pty Ltd on 6 April 2024.

2023 - no businesses were acquired.

Businesses disposals

During the year ended 30 September:

2025 - no businesses were sold.

2024 - no businesses were sold.

2023 - Westpac sold its interest in Advance Asset Management Limited on 31 March 2023.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	109

Note 30.Structured entities

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

110 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 30.Structured entities (Continued)

The following tables show Westpac’s interests in unconsolidated structured entities and its maximum exposure to loss in relation to those interests. The maximum exposure does not take into account any collateral or hedges that will reduce the risk of loss.

●	For on-balance sheet instruments, including debt and equity instruments in and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value.
●	For off-balance sheet instruments, including liquidity facilities, loan and other credit commitments and guarantees, the maximum exposure to loss is the notional amounts.

	Investment in third
	party mortgage	Financing to
Consolidated	and other asset-	securitisation	Group	Interest in other
$m	backed securities[a]	vehicles	managed funds	structured entities	Total
2025
Assets
Trading securities and financial assets measured at FVIS	795	-	1	6,483	7,279
Investment securities	9,162	-	-	-	9,162
Loans	-	28,274	-	27,602	55,876
Other financial assets	1	-	57	-	58
Total on-balance sheet exposures	9,958	28,274	58	34,085	72,375
Total notional amounts of off-balance sheet exposures	-	10,355	-	9,848	20,203
Maximum exposure to loss	9,958	38,629	58	43,933	92,578
Size of structured entities[b]	102,946	38,629	16,318	43,933	201,826
2024
Assets
Trading securities and financial assets measured at FVIS	1,055	-	2	8,241	9,298
Investment securities	8,881	-	-	-	8,881
Loans	-	27,786	-	23,871	51,657
Other financial assets	2	-	53	-	55
Total on-balance sheet exposures	9,938	27,786	55	32,112	69,891
Total notional amounts of off-balance sheet exposures	-	7,638	-	9,145	16,783
Maximum exposure to loss	9,938	35,424	55	41,257	86,674
Size of structured entities[b]	90,864	35,424	15,811	41,257	183,356

a.	The Group’s interests in third-party mortgages and other asset-backed securities are senior tranches of notes and are investment grade rated.
b.

Represents either the total assets or market capitalisation of the entity, or if not available, the Group’s total committed exposure (for lending arrangements and external debt and equity holdings), funds under management (for Group managed funds) or the total value of notes on issue (for investments in third-party asset-backed securities).

Non-contractual financial support

Westpac does not provide non-contractual financial support to these unconsolidated structured entities.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	111

OTHER

Note 31.Share-based payments

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

Up to 1 January 2023 share rights were issued under the Westpac Long Term Variable Reward Plan (LTVR) and Westpac Performance Plan (WPP). From 1 January 2023 share rights have been issued under the Equity Incentive Plan (EIP). Refer below for further details.

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

Up to 1 January 2023 restricted shares were issued under the Restricted Share Plan (RSP). From 1 January 2023 restricted shares have been issued under the Equity Incentive Plan (EIP). Refer below for further details.

Equity Incentive Plan (EIP)

The Equity Incentive Plan (EIP) was introduced effective 1 January 2023 and is a consolidated plan that replaced the RSP, WPP and LTVR plans. Existing allocations under the RSP, WPP and LTVR continue to be governed by their respective plan rules, however, all grants from 1 January 2023 are made under the EIP. Securities issued under the EIP include restricted shares, unhurdled share rights, performance rights and restricted rights. The underlying terms of the EIP are similar to RSP, WPP and LTVR and are accounted for as equity-settled arrangements in line with the share rights and restricted shares specified above.

In respect of the above mentioned plans, the Board has discretion to adjust unvested allocations, including to zero, in specified circumstances. Clawback may also apply to vested awards, to the extent legally permissible and practicable.

Employee share plan (ESP)

The value of shares expected to be allocated to employees for nil consideration is recognised as an expense over the financial year and provided for as other employee benefits. The fair value of any ordinary shares purchased on market or issued to satisfy the obligation to employees is recognised in equity.

112 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 31.Share-based payments (Continued)

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
Performance conditions[a]

Awards from 2022 to 2023: TSR over a four-year performance period.

Awards from 2024 onwards: 50% of the award is measured against Relative Total Shareholder Return (TSR) over a four-year performance period (performance rights) and the remaining 50% is measured against risk culture and other internal measures (restricted rights). After the testing period, further deferral periods are applicable for performance rights granted to all participants and for restricted rights granted to the CEO.

		None[b]	None	None
Service conditions	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the vesting period or as determined by the Board.	Continued employment throughout the restriction period or as determined by the Board.	Shares must normally remain within the ESP for three years from granting unless the employee leaves Westpac.
Vesting period (period over which expenses are recognised)[c]

Awards for 2022 to 2023: 4 years

Awards from 2024 onwards:

CEO performance rights: 6 years

GE performance rights: 5 years

CEO restricted rights: 50% over 4 years and 50% over 5 years

GE restricted rights: 4 years

		Defined period set out at time of grant[c]	Defined period set out at time of grant	1 year
Treatment at end of term	Automatically exercised at the end of the term.	Automatically exercised at the end of the term.	Shares are released at the end of the restriction period.	Shares are released at the end of the restriction period or when the employee leaves Westpac (whichever occurs first).
Does the employee receive dividends and voting rights during the vesting period?[d]	No	No	Yes	Yes

a.	The Board has discretion to adjust the number of restricted shares, unhurdled share rights, performance rights and restricted rights downwards, including to zero, in specified circumstances including serious misconduct, if serious circumstances or new information come to light which mean that in the Board’s view all or part of the award was not appropriate, or where required by law or prudential standards. The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable. Clawback may also apply to vested LTVR, to the extent legally permissible and practicable.
b.	Excluding the UNITE Award that is granted as share rights under the EIP and is subject to internal performance measures.
c.	Vested share rights granted after July 2015 under the 2020 to 2023 LTVR awards and unhurdled WPP/EIP awards may be exercised up to a maximum of 15 years (generally 10 years for NZ) from their commencement date. Vested share rights under the 2024 and 2025 LTVR award (performance rights and restricted rights) are exercisable up to 2 years after the vesting date.
d.	For LTVR restricted rights, dividend equivalent payments (DEP) are accrued for the vesting period. For LTVR performance rights, DEP are only accrued for the further deferral period after the performance period. These DEP are calculated by multiplying the number of LTVR restricted or performance rights eligible to vest by the declared dividend price on each respective record date during the applicable period. The calculation excludes franking credits. They are paid at the end of the deferral period.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	113

Note 31.Share-based payments (Continued)

Each share-based payment scheme is quantified below.

i.Westpac Equity Incentive Plan (EIP) - Unhurdled Share Rights

						Outstanding
	Outstanding as					and exercisable
	at beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2025
Share rights
One-year vesting period	111,458	73,112	88,657	1,164	94,749	27,527
Two-year vesting period	89,542	57,439	1,984	5,342	139,655	3,210
Three-year vesting period	32,446	34,829	-	-	67,275	-
Four-year vesting period	81,761	68,775	-	8,273	142,263	-
Five-year vesting period	15,270	313,268	-	79,573	248,965	-
Six-year vesting period	9,661	4,377	-	-	14,038	-
Seven-year vesting period	10,250	4,599	-	-	14,849	-
Total share rights	350,388	556,399	90,641	94,352	721,794	30,737
Weighted average remaining contractual life	13.8 years				13.3 years
2024
Share rights	24,698	334,167	836	7,641	350,388	-

The weighted average fair value at grant date of EIP service-based share rights issued during the year was $27.13 (2024: $20.65).

ii.Westpac Equity Incentive Plan (EIP) Long Term Variable Reward (LTVR) - Performance Rights and Restricted Rights

						Outstanding
	Outstanding as					and exercisable
	at beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2025
Share rights	898,756	574,717	-	-	1,473,473	-
Weighted average remaining contractual life	5.8 years				5.2 years
2024
Share rights	-	898,756	-	-	898,756	-

The weighted average fair value at grant date of EIP LTVR Performance Rights and Restricted Rights issued during the year was $22.94 (2024: $18.00).

iii.Westpac Long-Term Variable Reward Plan (LTVR)

						Outstanding
	Outstanding as					and exercisable
	at beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2025
Share rights	3,383,798	-	630,069	687,808	2,065,921	53,460
Weighted average remaining contractual life	11.9 years				11.5 years
2024
Share rights	4,028,972	-	-	645,174	3,383,798	-

No LTVR share rights were issued in the year ending 30 September 2025 following the introduction of the EIP from 1 January 2023.

114 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 31.Share-based payments (Continued)

iv.	Westpac Performance Plan (WPP)

						Outstanding
	Outstanding as					and exercisable
	at beginning	Granted during	Exercised	Lapsed during	Outstanding as	as at end
	of year	the year	during the year	the year	at end of year	of year
2025
Share rights
One-year vesting period	64,336	-	26,586	1,533	36,217	36,217
Two-year vesting period	98,511	-	50,107	3,508	44,896	41,127
Three-year vesting period	37,645	-	13,932	-	23,713	4,661
Four-year vesting period	213,798	-	87,430	20,168	106,200	-
Five-year vesting period	6,927	-	-	-	6,927	-
Six-year vesting period	6,576	-	-	-	6,576	-
Seven-year vesting period	6,977	-	-	-	6,977	-
Total share rights	434,770	-	178,055	25,209	231,506	82,005
Weighted average remaining contractual life	11.7 years				10.8 years
2024
Share rights	809,018	-	317,173	57,075	434,770	111,078

No WPP share rights were issued in the year ending 30 September 2025 following the introduction of the EIP from 1 January 2023.

v.	Westpac Equity Incentive Plan (EIP) - Restricted Shares

	Outstanding as at	Granted during		Forfeited during	Outstanding as at
Allocation date	beginning of year	the year	Released	the year	end of year
2025	2,550,472	2,083,370	838,759	121,426	3,673,657
2024	310,649	2,393,902	115,752	38,327	2,550,472

The weighted average fair value at grant date of EIP restricted shares issued during the year was $32.46 (2024: $23.14).

vi.	Restricted Share Plan (RSP)

	Outstanding as at	Granted during		Forfeited during	Outstanding as at
Allocation date	beginning of year	the year	Released	the year	end of year
2025	2,738,389	-	1,382,492	6,396	1,349,501
2024	4,916,346	-	2,085,417	92,540	2,738,389

No RSP shares were issued in the year ending 30 September 2025 following the introduction of the EIP from 1 January 2023.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	115

Note 31.Share-based payments (Continued)

vii.Employee Share Plan (ESP)

			Average number
		Number	of shares allocated	Total number of	Market price
	Allocation date	of participants	per participant	shares allocated	per share[a]	Total fair value
2025	20 November 2024	26,916	30	807,480	$32.82	$26,501,494
2024	23 November 2023	27,549	47	1,294,803	$21.20	$27,449,824

a.	The market price per share for the allocation is based on the five day volume-weighted average price up to the grant date.

The 2024 ESP award was satisfied through the purchase of shares on market.

The liability accrued for the ESP at 30 September 2025 was $28 million (2024: $28 million) and was provided for as other employee benefits.

viii.	Other plans

Westpac also provides share-based plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans, individually and in aggregate, are not material to Westpac in terms of expenses and dilution of earnings.

The names of all persons who hold share options and/or rights currently on issue are entered in Westpac’s register of option holders which may be inspected at MUFG Corporate Markets (AU) Limited, Liberty Place, Level 41, 161 Castlereagh Street, Sydney, New South Wales.

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

Other significant assumptions include:

●	Risk-free rates of return of 3.3%-3.8% applied to TSR-hurdled grants;
●	The dividend yield on Westpac shares applied to TSR-hurdled grants ranged from 4.0%-5.0% for those issued under the LTVR and for those issued under the EIP;
●	Volatility in Westpac’s TSR of 20%-21%, applied to TSR-hurdled grants; and
●	Volatilities of, and correlation factors between, TSR of the comparator group and Westpac for TSR-hurdled grants.

116 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32.Superannuation commitments

Accounting policy

Westpac recognises an asset or a liability for its defined benefit schemes, being the net of the defined benefit obligations and the fair value of the schemes’ assets. The defined benefit obligation is calculated as the present value of the estimated future cash flows, discounted using high-quality long dated corporate bond rates.

The superannuation expense is recognised in operating expenses and remeasurements are recognised through OCI.

Westpac had the following defined benefit plans at 30 September 2025:

Date of last actuarial assessment of
Name of plan	Type	Form of benefit	the funding status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2023
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2023
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2024
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	n/a

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

Funding recommendations for the WGP, WNZS and the UKSS are made based on actuarial valuations. The funding valuations of the defined benefit plans are based on different assumptions to the calculation of the defined benefit surplus/deficit for accounting purposes. Based on the most recent valuations, the defined benefit plan assets are adequate to cover the present value of the accrued benefits of all members with a combined surplus of $161 million (2024: $140 million). Current contribution rates are as follows:

●	WGP – contributions are made to the WGP at the rate of 16.9% of members’ salaries;
●	WNZS – contributions are made to the WNZS at the rate of 17.4% of members’ salaries; and
●	UKSS – not required to make contributions under the 2024 actuarial assessment.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	117

Note 32.Superannuation commitments (Continued)

Contributions

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Employer contributions	29	30	28	30
Member contributions	6	7	6	7

Expected employer contributions for the year ending 30 September 2026 were $23 million.

Expense recognised

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Current service cost	23	27	26	23	26
Net interest cost on net benefit liability	(9)	(11)	(14)	(10)	(10)
Total defined benefit expense	14	16	12	13	16

Defined benefit balances recognised

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Benefit obligation as at end of year	2,282	2,218	2,238	2,169
Fair value of plan assets as at end of year	2,525	2,424	2,481	2,380
Net surplus/(deficit)	243	206	243	211
Defined benefit surplus included in other assets	247	215	247	215
Defined benefit deficit included in other liabilities	(4)	(9)	(4)	(4)
Net surplus/(deficit)	243	206	243	211

The average duration of the defined benefit obligation is 12 years (2024: 12 years).

Significant assumptions

	2025		2024
Consolidated and Parent Entity	Australian funds	Overseas funds	Australian funds	Overseas funds
Discount rate	5.4%	4.2%-5.7%	5.6%	4.3%-5.0%
Salary increases	3.4%	3.0%-4.0%	3.5%	3.0%-3.9%
Inflation rate (pensioners received inflationary increase)	2.4%	2.0%-3.1%	2.5%	2.0%-3.2%
Life expectancy of a 60-year-old male	32.1	27.7-27.9	31.9	27.6-27.8
Life expectancy of a 60-year-old female	34.6	29.5-29.8	34.5	29.6

118 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 32.Superannuation commitments (Continued)

Sensitivity to changes in significant assumptions

The following table shows the impact of changes in assumptions on the defined benefit obligation for the WGP. No reasonably possible changes in the assumptions of Westpac’s other defined benefit plans would have a material impact on the defined benefit obligation.

	Increase in obligation

$m	2025	2024
0.5% decrease in discount rate	136	136
0.5% increase in annual salary increases	2	3
0.5% increase in inflation rate (pensioners receive inflationary increase)	133	131
1 year increase in life expectancy	48	46

Asset allocation

The table below provides a breakdown of the schemes’ investments by asset class.

	2025		2024
	Australian		Australian
%	funds	Overseas funds	funds	Overseas funds
Cash	5%	4%	5%	3%
Equity instruments	44%	9%	43%	9%
Debt instruments	26%	5%	26%	5%
Property	8%	1%	8%	2%
Other assets	17%	81%	18%	81%
Total	100%	100%	100%	100%

Equity and debt instruments are mainly quoted assets while property and other assets are mainly unquoted. Other assets include infrastructure funds and private equity funds.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	119

Note 33.Auditor’s remuneration

Following approval by Westpac’s shareholders at the 2024 AGM on 13 December 2024, KPMG commenced as Westpac’s external auditor for the 2025 financial year.

The fees payable to the auditor in Australia and overseas firms belonging to the network of firms were:

	Consolidated		Parent Entity
	2025	2024	2025	2024
$’000	KPMG	PwC	KPMG	PwC
Audit and audit-related fees
Audit fees
Australia	23,977	28,035	23,605	27,673
Overseas	5,197	5,429	708	689
Total audit fees	29,174	33,464	24,313	28,362
Audit-related fees
Australia	2,221	2,888	2,221	2,888
Overseas	464	279	102	30
Total audit-related fees	2,685	3,167	2,323	2,918
Total audit and audit-related fees	31,859	36,631	26,636	31,280
Tax fees
Overseas	395	-	300	-
Total tax fees	395	-	300	-
Other fees
Overseas	-	69	-	-
Total other fees	-	69	-	-
Total audit and non-audit fees	32,254	36,700	26,936	31,280

Fees payable to the auditor have been categorised as follows:

Audit	The year end audit, half-year review and comfort letters associated with debt issues and capital raisings.
Audit-related	Consultations regarding accounting standards and reporting requirements, regulatory compliance reviews and assurance related to debt and capital offerings.
Tax	Tax compliance services.
Other	Various services including systems assurance, compliance advice and controls reviews.

It is Westpac’s policy to engage KPMG on assignments additional to its statutory audit duties only if its independence is not impaired or seen to be impaired and where its expertise and experience with Westpac is important. All services were approved by the Board Audit Committee in accordance with Westpac’s Pre-Approval of Engagement of the External Auditor for Audit or Non-Audit Services Policy.

KPMG also received fees of $0.2 million and PwC of $6.4 million (2024 PwC: $6.6 million) for various entities which are related to Westpac but not consolidated. These non-consolidated entities include entities sponsored by Westpac, trusts of which a Westpac entity is trustee, manager or responsible entity, superannuation funds and pension funds.

120 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 34.Related party disclosures

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

Superannuation plans

Westpac contributed $583 million (2024: $535 million) to defined contribution plans and $29 million (2024: $30 million) to defined benefit plans. Refer to Note 32.

Remuneration of KMP

Total remuneration of the KMP was:

		Post
	Short-	employment	Other long-	Termination	Share-
$	term benefits	benefits	term benefits	benefits	based payments	Total
Consolidated
2025	22,058,824	731,736	362,316	4,518,632	23,176,814	50,848,322
2024	22,085,122	613,423	175,780	-	15,481,114	38,355,439
Parent Entity
2025	20,825,040	603,850	362,316	4,518,632	22,059,466	48,369,304
2024	20,907,779	493,529	175,780	-	14,569,565	36,146,653

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	121

Note 34.Related party disclosures (Continued)

Other transactions with KMP

KMP receive personal banking and financial investment services from Westpac in the ordinary course of business. The terms and conditions, for example interest rates and collateral, and the risks to Westpac are comparable to transactions with other employees and did not involve more than the normal risk of repayment or present other unfavourable features.

Details of loans provided and the related interest charged to KMP and their related parties are as follows:

	Interest payable	Closing	Number of KMP
$	for the year	loan balance	with loans
2025	1,003,143	15,815,278	11
2024	1,030,280	32,064,184	10

Share rights holdings

For compliance with SEC disclosure requirements, the following table sets out certain details of the performance share rights, restricted share rights and unhurdled share rights held at 30 September 2025 by the CEO and other key management personnel (including their related parties):

	Latest Date of Exercise	Number of Share Rights
Managing Director and Chief Executive Officer
Anthony Miller	Ranges from 15 November 2029 to 1 October 2037	368,811
Group Executives[a]
Scott Collary	Ranges from 15 November 2029 to 1 October 2037	337,165
Paul Fowler	Ranges from 13 May 2031 to 13 May 2032	19,044
Peter Herbert	Ranges from 15 November 2030 to 15 November 2031	24,224
Nell Hutton	Ranges from 15 November 2029 to 15 November 2031	140,020
Carolyn McCann	Ranges from 15 November 2029 to 1 October 2037	241,195
Catherine McGrath	Ranges from 1 October 2026 to 1 October 2037	282,641
Michael Rowland	Ranges from 15 November 2029 to 1 October 2037	261,748
Ryan Zanin	Ranges from 15 November 2029 to 1 October 2037	299,764
Former Group Executives
Peter King	Ranges from 15 November 2029 to 1 October 2037	448,117
Christine Parker	Ranges from 15 November 2029 to 1 October 2037	225,269
Jason Yetton	Ranges from 15 November 2029 to 1 October 2037	326,680

a.	References to Group Executives are only to those who are KMP.

Westpac has not issued any options during the year and there are no outstanding options as at 30 September 2025.

122 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35.Notes to the cash flow statements

Accounting policy

Cash and balances with central banks include cash held at branches and in ATMs, balances with overseas banks in their local currency and balances with central banks including accounts with the RBA and accounts with overseas central banks.

Reconciliation of net cash provided by/(used in) operating activities to net profit for the year is set out below.

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Profit after income tax expense	6,933	6,990	7,201	6,496	6,691
Adjustments:
Depreciation, amortisation and impairment	1,561	1,522	1,237	1,331	1,407
Impairment charges/(benefits)	671	727	839	680	659
Net decrease/(increase) in current and deferred tax	(421)	(252)	665	(558)	(346)
(Increase)/decrease in accrued interest receivable	302	(227)	(730)	252	(207)
(Decrease)/increase in accrued interest payable	(705)	802	2,400	(410)	757
(Decrease)/increase in provisions	107	(272)	(173)	105	(272)
Unrealised (gain)/loss in trading income	(498)	1,615	280	(498)	1,596
Other non-cash items	(1,085)	(1,121)	(1,130)	(997)	(858)
Cash flows from operating activities before changes in operating assets and liabilities	6,865	9,784	10,589	6,401	9,427
Net (increase)/decrease in:
Collateral paid	1,945	(2,097)	1,545	1,905	(2,057)
Trading securities and financial assets measured at FVIS	(6,107)	(18,994)	(4,524)	(6,054)	(19,452)
Derivative financial instruments	5,650	(836)	4,082	1,013	1,358
Loans	(50,182)	(35,083)	(27,270)	(45,997)	(32,528)
Other financial assets	(48)	(348)	128	(26)	(231)
Other assets	(29)	(34)	8	2	2
Net increase/(decrease) in:
Collateral received	(5)	(318)	(2,888)	(709)	(181)
Deposits and other borrowings	51,853	35,243	24,692	50,803	35,870
Other financial liabilities	(457)	(7,084)	(17,146)	873	(5,281)
Other liabilities	4	-	(12)	-	(9)
Net cash provided by/(used in) operating activities	9,489	(19,767)	(10,796)	8,211	(13,082)

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	123

Note 35.Notes to the cash flow statements (Continued)

Details of the assets and liabilities over which control ceased

In 2025 and 2024, there were no changes in the Group or Parent’s ownership interest in entities which resulted in a loss of control.

Details of the entity over which control ceased in 2023 are provided in Note 29.

Consolidated
$m	2023
Assets
Cash and balances with central banks	18
Other financial assets	18
Intangible assets	55
Total assets	91
Liabilities
Other financial liabilities	22
Provisions	1
Total liabilities	23
Total equity attributable to owners of WBC	68
Cash proceeds received (net of transaction costs)	311
Total consideration	311
Gain/(loss) on disposal	243
Reconciliation of cash proceeds from disposal:
Cash proceeds received (net of transaction costs)	311
Less: Cash deconsolidated	(18)
Cash consideration (paid)/received (net of transaction costs and cash held)	293

Non-cash investing activities

There were no material non-cash investing activities in 2025.

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

Non-cash financing activities

	Consolidated			Parent Entity
$m	2025	2024	2023	2025	2024
Shares issued under the dividend reinvestment plan	-	-	192	-	-
Increase in lease liabilities	223	399	235	181	319

On 10 September 2025, Westpac Bank - PNG - Limited (WPNG) paid PGK8 million to minority shareholders, on behalf of the Parent Entity, to acquire 1.09% in WPNG. This was in lieu of the Parent Entity receiving unpaid dividends from WPNG and as a result was a non-cash transaction for the Parent Entity.

On 11 September 2024, WPNG paid PGK66 million to minority shareholders, on behalf of the Parent Entity, to acquire 8.74% in WPNG. This was also in lieu of the Parent Entity receiving unpaid dividends from WPNG and as a result was a non-cash transaction for the Parent Entity.

On 18 December 2023, $802 million of WCN6 were transferred to the WCN6 nominated party for $100 each pursuant to the WCN10 reinvestment offer. Those WCN6 were subsequently redeemed and cancelled by Westpac. On 31 July 2024, Westpac redeemed the remaining outstanding WCN6.

124 WESTPAC GROUP 2025 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Note 35.Notes to the cash flow statements (Continued)

Cash and balances with central banks

The following table provides the breakdown of cash and cash balances with central banks.

	Consolidated		Parent Entity
$m	2025	2024	2025	2024
Cash and cash at bank	10,141	9,320	9,805	8,961
Exchange settlement accounts	40,017	56,036	34,802	49,276
Regulatory deposits with central banks	272	311	175	163
Total cash and balances with central banks	50,430	65,667	44,782	58,400

Restricted cash

Certain of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, totalling $273 million (2024: $311 million) for Westpac and $175 million (2024: $164 million) for the Parent Entity which are included in cash and balances with central banks.

Note 36.Subsequent events

Since 30 September 2025, the Board has determined to pay a fully franked final dividend of 77 cents per fully paid ordinary share. The dividend is expected to be $2,634 million. The dividend is not recognised as a liability at 30 September 2025. The proposed payment date of the dividend is 19 December 2025.

The Board has determined to satisfy the DRP for the 2025 final dividend by arranging for the purchase of shares in the market by a third party. The market price used to determine the number of shares provided to DRP participants will be set over the 15 trading days commencing 12 November 2025 and will not include a discount.

No other matters have arisen since the year ended 30 September 2025 which are not otherwise dealt with in this report, that have significantly affected or may significantly affect the operations of Westpac, the results of its operations or the state of affairs of Westpac in subsequent periods.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	125

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

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
1925 (Commercial) Pty Limited	Body Corporate	100	Australia	Australia
1925 (Industrial) Pty Limited	Body Corporate	100	Australia	Australia
1925 Advances Pty Limited	Body Corporate	100	Australia	Australia
Altitude Administration Pty Limited	Body Corporate, trustee	100	Australia	Australia
Altitude Rewards Pty Limited	Body Corporate	100	Australia	Australia
Asgard Capital Management Ltd	Body Corporate	100	Australia	Australia
Bill Acceptance Corporation Pty Limited	Body Corporate	100	Australia	Australia
BT (Queensland) Pty. Limited	Body Corporate	100	Australia	Australia
BT Financial Group (NZ) Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
BT Financial Group Pty Limited	Body Corporate	100	Australia	Australia
BT Funds Management (NZ) Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
BT Funds Management Limited	Body Corporate	100	Australia	Australia
BT Funds Management No. 2 Limited	Body Corporate	100	Australia	Australia
BT Portfolio Services Ltd	Body Corporate	100	Australia	Australia
BT Securities Ltd	Body Corporate	100	Australia	Australia
Capital Finance Australia Limited	Body Corporate	100	Australia	Australia
CBA Pty Limited	Body Corporate	100	Australia	Australia
Challenge Pty Limited	Body Corporate	100	Australia	Australia
Crusade Trust No.2P of 2008	Trust	N/A	Australia	Australia
General Credits Pty Limited	Body Corporate	100	Australia	Australia
GIS Private Nominees Pty Limited	Body Corporate	100	Australia	Australia
HealthPoint Claims Pty. Limited	Body Corporate	100	Australia	Australia
Hyde Potts Insurance Services Pte. Limited	Body Corporate	100	Singapore	Foreign - Singapore
Mortgage Management Pty Limited	Body Corporate	100	Australia	Australia
Net Nominees Pty Limited	Body Corporate	100	Australia	Australia
Number 120 Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Pendal Short Term Income Fund	Trust	N/A	Australia	Australia
Qvalent Pty Ltd	Body Corporate	100	Australia	Australia
RAMS Financial Group Pty Limited	Body Corporate	100	Australia	Australia
Red Bird Ventures Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Reinventure Fund, I.L.P.	Limited Partnership	N/A	Australia	Australia
Reinventure Fund II I.L.P.	Limited Partnership	N/A	Australia	Australia
Reinventure Fund III I.L.P.	Limited Partnership	N/A	Australia	Australia
Reinventure Special Purpose Investment Unit Trust	Trust	N/A	Australia	Australia
RMS Warehouse Trust 2007-1	Trust	N/A	Australia	Australia
Securitor Financial Group Pty Limited	Body Corporate	100	Australia	Australia

126 WESTPAC GROUP 2025 ANNUAL REPORT

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
Series 2008-1M WST Trust	Trust	N/A	Australia	Australia
Series 2019-1 WST Trust	Trust	N/A	Australia	Australia
Series 2020-1 WST Trust	Trust	N/A	Australia	Australia
Series 2021-1 WST Trust	Trust	N/A	Australia	Australia
Series 2022-1P WST Trust	Trust	N/A	Australia	Australia
Series 2023-1P WST Trust	Trust	N/A	Australia	Australia
Series 2024-1 WST Trust	Trust	N/A	Australia	Australia
Series 2024-2 WST Trust	Trust	N/A	Australia	Australia
Sixty Martin Place (Holdings) Pty Ltd	Body Corporate	100	Australia	Australia
St.George Finance Holdings Pty Limited	Body Corporate	100	Australia	Australia
St.George Finance Pty Limited	Body Corporate	100	Australia	Australia
St.George Motor Finance Pty Limited	Body Corporate	75	Australia	Australia
The Home Mortgage Company Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Value Nominees Pty. Limited	Body Corporate	100	Australia	Australia
Westpac (NZ) Investments Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Administration 2 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Administration 3 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Administration 4 Pty. Limited	Body Corporate	100	Australia	Australia
Westpac Administration Pty. Limited	Body Corporate	100	Australia	Australia
Westpac Altitude Rewards Trust	Trust	N/A	Australia	Australia
Westpac Americas Inc.	Body Corporate	100	United States	Foreign - United States
Westpac Bank - PNG - Limited[a]	Body Corporate	98.65	Papua New Guinea	Foreign - Papua New Guinea
Westpac Banking Corporation	Body Corporate, partner	N/A	Australia	Australia
Westpac Capital - NZ - Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Capital Markets Holding Corp.	Body Corporate	100	United States	Foreign - United States
Westpac Capital Markets LLC	Body Corporate	100	United States	Foreign - United States
Westpac Cash PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand
Westpac Covered Bond Trust	Trust	N/A	Australia	Australia
Westpac Equity Holdings Pty Ltd	Body Corporate	100	Australia	Australia
Westpac Equity Investments NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Europe GmbH	Body Corporate	100	Germany	Foreign - Germany
Westpac Financial Services Group Pty Limited	Body Corporate	100	Australia	Australia
Westpac Financial Services Group-NZ-Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Financial Services Limited	Body Corporate	100	Australia	Australia
Westpac Group Investment-NZ-Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Holdings - NZ - Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Investment Capital Corporation	Body Corporate	100	United States	Foreign - United States
Westpac New Zealand Group Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac New Zealand Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac New Zealand Staff Superannuation Scheme Trustee Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Notice Saver PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand
Westpac NZ Covered Bond Holdings Limited[c]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac NZ Covered Bond Limited[c]	Body Corporate	19	New Zealand	Foreign - New Zealand

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	127

		% of share
		capital
Name of entity	Type of entity	held	Country of incorporation	Tax residency
Westpac NZ Operations Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac NZ Securitisation Holdings Limited[c]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac NZ Securitisation Limited[c]	Body Corporate	19	New Zealand	Foreign - New Zealand
Westpac Overseas Holdings No. 2 Pty Limited	Body Corporate	100	Australia	Australia
Westpac Overseas Holdings Pty Ltd	Body Corporate	100	Australia	Australia
Westpac Properties Pty Limited	Body Corporate	100	Australia	Australia
Westpac Securities Limited	Body Corporate	100	Australia	Australia
Westpac Securities NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Securitisation Holdings Pty Limited	Body Corporate	100	Australia	Australia
Westpac Securitisation Management NZ Limited	Body Corporate	100	New Zealand	Foreign - New Zealand
Westpac Securitisation Management Pty Limited	Body Corporate	100	Australia	Australia
Westpac Term PIE Fund[b]	Trust	N/A	New Zealand	Foreign - New Zealand

a.	Refer to Note 29 for further details.
b.	The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are consolidated where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
c.	The Group indirectly owns 19% of these entities, however, due to contractual and structural arrangements these entities are considered to be controlled entities within the Group.

128 WESTPAC GROUP 2025 ANNUAL REPORT

STATUTORY STATEMENTS

Directors’ declaration

In the Directors’ opinion:

(a)	the financial statements and notes set out in ‘Financial report’ for the year ended 30 September 2025 are in accordance with the Corporations Act 2001, including:
(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 (Cth) and other mandatory professional reporting requirements; and
(ii)	giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2025 and of their performance for the financial year ended on that date.
(b)	The Consolidated Entity Disclosure Statement included in ‘Financial report’ as at 30 September 2025 has been prepared in accordance with the Corporation Act 2001 and is true and correct.
(c)	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) includes a statement that the financial report also complies with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Steven Gregg Chairman Sydney 2 November 2025	Anthony Miller Managing Director and Chief Executive Officer

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	129

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2025 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2025 has been audited by KPMG, an independent registered public accounting firm, as stated in its report which is included herein.

130 WESTPAC GROUP 2025 ANNUAL REPORT

STATUTORY STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Westpac Banking Corporation

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Westpac Banking Corporation and its subsidiaries (the Company) as of September 30, 2025, the related consolidated income statement, statement of comprehensive income, statement of changes in equity, and cash flow statement for the year then ended and the related notes (collectively, the ‘consolidated financial statements’). We also have audited the Company’s internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	131

Supplemental Information

The parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements (the ‘supplemental information’) have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and procedures to test the completeness and accuracy of the information presented in the supplemental information. The supplemental information, which is prepared for purposes of additional analysis, is presented on a basis that differs from the consolidated financial statements and is not a required part of the consolidated financial statements presented in accordance with Australian Accounting Standards as issued by the Australian Accounting Standards Board and IFRS Accounting Standards as issued by the International Accounting Standards Board. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

132 WESTPAC GROUP 2025 ANNUAL REPORT

STATUTORY STATEMENTS

Provisions for expected credit losses on loans and credit commitments (ECL)

As discussed in Note 10 to the consolidated financial statements, the provision for ECL was $4,978 million for the Company at 30 September 2025. The Company uses models that estimate ECL using three main components: probability of default (PD), loss given default (LGD) and exposure at default (EAD). The Company applies forward-looking economic scenarios and associated probability weights to its models when determining an ECL estimate.

We identified the assessment of the provision for ECL as a critical audit matter. A high degree of audit effort, including specialised skills and knowledge, was required because of the significant measurement uncertainty involved in the Company’s estimation of ECL. Subjective and complex auditor judgement was required to assess the following:

●	the Company’s modelled estimations of ECL due to the inherently judgmental and complex nature of the models, namely those used to derive the PD, LGD and EAD, and key associated model assumptions. Certain models and model assumptions are the key drivers of complexity and measurement uncertainty, and minor changes to the model assumptions could have a significant effect on the Company’s calculation of the provision for ECL; and
●	the Company’s economic judgements, including the severity of the forward-looking downside economic scenario and the probability weightings used in the models.

The following are the primary procedures we performed to address this critical audit matter:

●	We evaluated the design and tested the operating effectiveness of certain internal controls related to the ECL estimation process. This included certain controls relating to:
‒	model validation and monitoring;
‒	credit reviews that determine customer risk grades (CRGs); and
‒	the selection of the downside economic scenario and probability weightings.
●	We involved our credit risk professionals with specialised skills and knowledge who assisted in evaluating the Company’s models and associated model assumptions as follows:
‒	evaluating the Company’s methodology used in the models to derive the PD, LGD and EAD and associated model assumptions against criteria in the accounting standards and industry practice;
‒	inspecting model code for the calculation of certain model components to assess its consistency with the Company’s modelling methodology;
‒	reperforming the model output for a selection of models using the Company’s documented methodology and comparing our output with the Company’s outputs; and
‒	reperforming model monitoring for a selection of the current models to evaluate the models’ performance.
●	For a selection of customers in the business portfolios, we challenged the Company’s assessment of CRGs using relevant information in the loan file, including the customer’s financial position, to inform our overall assessment of the CRG against the Company’s policies.
●	We involved our economic and credit risk professionals with specialised skills and knowledge, who assisted in challenging the macroeconomic variable forecasts against external economic data, evaluating the severity of the downside economic scenario and evaluating the probability weights.

We have served as the Company’s auditor since 2025.

KPMG
Sydney, Australia
2 November 2025

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	133

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of KPMG in relation to the performance of their professional services provided to Westpac including, without limitation, KPMG's audits and reviews of Westpac's financial statements, is limited under the Chartered Accountants Australia and New Zealand Scheme approved by the New South Wales Professional Standards Council or such other applicable scheme approved pursuant to the Professional Standards Act 1994 (NSW) (the "Professional Standards Act"), as amended from time to time (the "Accountants Scheme"). Specifically, the Accountants Scheme limits the liability of an accountant to a maximum amount of AU$75 million for audit. The Accountants Scheme does not limit liability for a breach of trust, fraud or dishonesty.

134 WESTPAC GROUP 2025 ANNUAL REPORT

STATUTORY STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Westpac Banking Corporation and its subsidiaries (the “Company”) as of September 30, 2024, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the two years in the period ended September 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024 in conformity with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000,
GPO BOX 2650 SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	135

the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

PricewaterhouseCoopers
Sydney, Australia

November 3, 2024

We served as the Company's auditor from 1968 to 2024

136 WESTPAC GROUP 2025 ANNUAL REPORT

ITEM 19. EXHIBITS INDEX

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 15 December 2021
4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008
4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009
8.	List of controlled entities – refer to Note 29 to the financial statements in this Annual Report
11(b)	Westpac Group Securities Trading Policy, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2024
12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
13.	Certifications pursuant to 18 U.S.C. Section 1350
15.1	KPMG’s consent dated 4 November 2025
15.2	PricewaterhouseCoopers' consent dated 4 November 2025
15.3	Westpac Group 2025 Annual Report on Form 20-F
15.4	Cybersecurity management and governance disclosure
101.INS	Inline XBRL Instance Document – The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

FINANCIAL REPORT	EXHIBITS INDEX	STRATEGIC REVIEW	PERFORMANCE REVIEW	EXHIBIT 15.4	ADDITIONAL INFORMATION	137

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: /s/ Michael Clayton

Michael Clayton

General Counsel – Corporate, Treasury and WIB

Dated 4 November 2025